Form 20-F
period 2017-12-31
CENTRAL PUERTO S.A.
filed 2018-04-27
CIK 1717161

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________.

OR
☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________.

Commission file number 001-38376

Central Puerto S.A.
(Exact name of Registrant as specified in its charter)
Port Central S.A.
(Translation of Registrant’s name into English)

REPUBLIC OF ARGENTINA
(Jurisdiction of incorporation or organization)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
(Address of principal executive offices)

Fernando Roberto Bonnet
Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina.
Facsimile: +54 (11) 4317-5900
 Email: inversores@centralpuerto.com

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 10 common shares of Central Puerto S.A.*	New York Stock Exchange*

*
Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of each class	Outstanding at December 31, 2017
Common shares, nominal value Ps.1.00 per share	1,514,022,256

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐            No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.*

*The registrant became subject to such requirements on February 1, 2018.

Yes  ☒           No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). *
*The registrant became subject to such requirements on February 1, 2018.

Yes  ☒           No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐             Accelerated filer   ☐             Non-accelerated filer  ☒            Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP  ☐             International Financial Reporting Standards as issued             Other  ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐            Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐             No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐             No  ☐

v

CERTAIN DEFINITIONS

In this annual report, except where otherwise indicated or where the context otherwise requires:

●
“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima. See “Item 4.B, Business Overview— The Argentine Electric Power Sector—General Overview of Legal Framework—CAMMESA;”

●
“CTM” refers to Centrales Térmicas Mendoza S.A.;

●
“CVOSA” refers to Central Vuelta de Obligado S.A.;

●
“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”) and Distribuidora de Gas del Centro (“DGCE”);

●
“Energía Base” refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and, since February 2017, regulated by Resolution SEE No. 19/17. See “Item 4.B, Business Overview—The Argentine Electric Power Sector;”

●
“Energía Plus” refers to the regulatory framework established under Resolution SE No. 1281/06, as amended. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Energ’a Plus;”

●
“FONINVEMEM” refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply). See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—The FONINVEMEM and Similar Programs”

●
“HPDA” refers Hidroeléctrica Piedra del Águila S.A., the corporation that previously owned the Piedra del Aguila plant;

●
“IGCE” refers to Inversora de Gas del Centro S.A.

●
“IGCU” refers to Inversora de Gas Cuyana S.A.

●
“La Plata Plant Sale” refers to the sale of the La Plata plant to YPF EE, effective as of January 5, 2018. For further information on the La Plata Plant Sale, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale;”

●
“La Plata Plant Sale Effective Date” is January 5, 2018. For more information on the La Plata Plant Sale Effective Date, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale;”

●
“LPC” refers to La Plata Cogeneración S.A., the corporation that owned the La Plata plant prior to us;

●
“LVFVD” refers to liquidaciones de venta con fecha de vencimientos a definir, or receivables from CAMMESA without a fixed due date. See “Item 4.B, Business Overview—FONINVEMEM and Similar Programs;”

●
“MULC” refers to the foreign exchange market;

●
“sales under contracts” refers collectively to (i) term market sales of energy under contracts with private sector counterparties and (ii) sales of energy sold under the Energía Plus;

●
the “spot market” refers to energy sold by generators to the WEM and remunerated by CAMMESA pursuant to the framework in place prior to the Energía Base. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Electricity Dispatch and Spot Market Pricing prior to Resolution SE No. 95/13;”

●
“PPA” refers to capacity and energy supply agreements with customers;

●
“YPF” refers to YPF S.A., Argentina’s state-owned oil and gas company;

●
“YPF EE” refers to YPF Energía Eléctrica S.A., a subsidiary of YPF; and

●
“WEM” refers to the Argentine Mercado Eléctrico Mayorista, the wholesale electric power market. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—General Overview of Legal Framework—CAMMESA.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We maintain our financial books and records and publish our consolidated financial statements (as defined below) in Argentine pesos, which is our functional currency. This annual report contains our audited consolidated financial statements as of December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and 2015 (our “audited consolidated financial statements”), which were approved by our board of directors (our “Board of Directors”) on April 24, 2018.

We prepare our audited consolidated financial statements in Argentine pesos and in conformity with the IFRS as issued by the IASB.

Because we qualify as an emerging growth company (an “EGC”) as defined in Section 2(a)(19) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), we have elected to provide in this annual report more limited disclosures than an issuer that would not qualify as an EGC would be required to provide. We remind investors that we are required to file financial statements and other periodic reports with the CNV because we are a public company in Argentina. Investors can access our historical financial statements published in Spanish on the CNV’s website at www.cnv.gob.ar. The information found on the CNV’s website is not a part of this annual report. Investors are cautioned not to place undue reliance on our financial statements not included in this annual report.

We have determined that, as of December 31, 2017, the Argentine peso does not qualify as a currency of a hyperinflationary economy according to the guidelines IAS 29, Financial Reporting in Hyperinflationary Economies, whereby financial information recorded in a hyperinflationary currency is adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, the consolidated financial statements included herein were not restated in constant currency. For more information, see “Item 5.A. Operating Results—Factors Affecting our Results of Operations—Inflation.” Notwithstanding the above, in recent years, certain macroeconomic variables affecting our business, such as the cost of labor, the exchange rate of the Argentine peso to the U.S. dollar and costs of sales associated with inputs necessary to run our business that are denominated in pesos, have experienced significant annual changes, which, although they may not surpass the levels established in IAS 29 are significant and should be considered in the assessment and interpretation of our financial performance reported in this annual report. See “Item 3.D. Risk Factors—Risks Relating to Argentina—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected.” Argentine inflation could therefore affect the comparability of the different periods presented herein.

Currency and Rounding

All references herein to “pesos,” “Argentine pesos” or “Ps.” are to Argentine pesos, the legal currency of Argentina. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars. All references to “SEK$” are to Swedish krona. A “billion” is a thousand million.

Solely for the convenience of the reader, we have translated certain amounts included in this annual report from pesos into U.S. dollars, unless otherwise indicated, using the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina for wire transfers (divisas) as of December 29, 2017, of Ps.18.649 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed to represent that the peso amounts have been, or could have been or could be, converted into U.S. dollars at such rates or at any other rate.

Certain figures included in this annual report and in the audited consolidated financial statements contained herein have been rounded for ease of presentation. Percentage figures included in this annual report have in some cases been calculated on the basis of such figures prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in this annual report and in the consolidated financial statements contained herein. Certain other amounts that appear in this annual report may not sum due to rounding.

Market Share and Other Information

The information set forth in this annual report with respect to the market environment, market developments, growth rates and trends in the markets in which we operate are based on information published by the Argentine federal and local governments through the Instituto Nacional de Estad’siticas y Censos (the National Statistics and Census Institute, or “INDEC”), the Ministry of Interior, the Ministry of Energy, the Central Bank, CAMMESA, the Dirección General de Estadística y Censos de la Ciudad de Buenos Aires (General Directorate of Statistics and Census of the City of Buenos Aires) and the Dirección Provincial de Estadística y Censos de la Provincia de San Luis (Provincial Directorate of Statistics and Census of the Province of San Luis), as well as on independent third-party data, statistical information and reports produced by unaffiliated entities, such as well as on our own internal estimates. In addition, this annual report contains information from (i) an industry report commissioned by us and prepared by Daniel G. Gerold of G&G Energy Consultants, an independent research firm, to provide information regarding our industry and the Argentine market and (ii) Vaisala, Inc. (“Vaisala - 3 Tier”), a company that develops, manufactures and markets products and services for environmental and industrial measurement.

This annual report also contains estimates that we have made based on third-party market data. Market studies are frequently based on information and assumptions that may not be exact or appropriate.

Although we have no reason to believe any of this information or these sources are inaccurate in any material respect, we have not verified the figures, market data or other information on which third parties have based their studies, nor have we confirmed that such third parties have verified the external sources on which such estimates are based. Therefore, we do not guarantee, nor do we assume responsibility for, the accuracy of the information from third-party studies presented in this annual report.

This annual report also contains estimates of market data and information derived therefrom which cannot be gathered from publications by market research institutions or any other independent sources. Such information is based on our internal estimates. In many cases there is no publicly available information on such market data, for example from industry associations, public authorities or other organizations and institutions. We believe that these internal estimates of market data and information derived therefrom are helpful in order to give investors a better understanding of the industry in which we operate as well as our position within this industry. Although we believe that our internal market observations are reliable, our estimates are not reviewed or verified by any external sources. These may deviate from estimates made by our competitors or future statistics provided by market research institutes or other independent sources. We cannot assure you that our estimates or the assumptions are accurate or correctly reflect the state and development of, or our position in, the industry.

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3.D. Risk Factors,” “Item 4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.”

Our estimates and forward-looking statements are mainly based on our current beliefs, expectations and estimates of future courses of action, events and trends that affect or may affect our business and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us.

Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

●
changes in general economic, financial, business, political, legal, social or other conditions in Argentina;

●
changes in conditions elsewhere in Latin America or in either developed or emerging markets;

●
changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;

●
increased inflation;

●
fluctuations in exchange rates, including a significant devaluation of the Argentine peso;

●
changes in the law, norms and regulations applicable to the Argentine electric power and energy sector, including changes to the current regulatory frameworks, changes to programs established to incentivize investments in new generation capacity and reductions in government subsidies to consumers;

●
our ability to develop our expansion projects and to win awards for new potential projects;

●
increases in financing costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund new activities;

●
government intervention, including measures that result in changes to the Argentine labor market, exchange market or tax system;

●
adverse legal or regulatory disputes or proceedings;

●
changes in the price of energy, power and other related services;

●
changes in the prices and supply of natural gas or liquid fuels;

●
changes in the amount of rainfall and accumulated water;

●
changes in environmental regulations, including exposure to risks associated with our business activities;

●
risks inherent to the demand for and sale of energy;

●
the operational risks related to the generation, as well as the transmission and distribution, of electric power;

●
ability to implement our business strategy, including the ability to complete our construction and expansion plans in a timely manner and according to our budget;

●
competition in the energy sector, including as a result of the construction of new generation capacity;

●
exposure to credit risk due to credit arrangements with CAMMESA;

●
our ability to retain key members of our senior management and key technical employees;

●
our relationship with our employees; and

●
other factors discussed under “Item 3.D.— Risk Factors” in this annual report.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we do not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors, except as required by applicable law. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and do not constitute guarantees of future performance. Because of these uncertainties, you should not make any investment decisions based on these estimates and forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A. Selected Financial Data

The following tables present selected consolidated financial data for us as of the dates and for the periods indicated. You should read this information in conjunction with our audited consolidated financial statements and related notes beginning on page F-1, and the information under “Item 5.A Operating Results” included elsewhere in this annual report.

The selected consolidated financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 has been derived from our audited consolidated financial statements included in this annual report.  The selected consolidated financial data as of December 31, 2015 has been derived from our audited consolidated financial statements not included in this annual report. Prior period amounts have been restated to reflect the La Plata plant operations as discontinued operations in all periods presented. Please see Note 21 to our audited consolidated financial statements for further information on how we have accounted for the La Plata Plant Sale in our audited consolidated financial statements. Our historical results are not necessarily indicative of our future results. Our audited consolidated financial statements have been audited by Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global), an independent registered public accounting firm, whose audit report is included elsewhere in this annual report.

We maintain our financial books and records and publish our audited consolidated financial statements in Argentine pesos, which is our functional currency. We prepare our audited consolidated financial statements in Argentine pesos and in conformity with IFRS as issued by the IASB.

Solely for convenience of the reader, Peso amounts as of and for the year ended December 31, 2017 have been translated into U.S. dollars. The rate used to translate such amounts as of December 31, 2017 was Ps. 18.649 to US$1.00, which was the reference exchange rate reported by the Banco de la Nación Argentina for wire transfers (divisas) as of December 29, 2017. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed to represent that the Peso amounts have been, or could have been or could be, converted into, U.S. dollars at such rates or any other rate.

Selected Consolidated Statement of Comprehensive Income

	Year Ended December 31,
	(in thousands of US$)(1)	(in thousands of Ps.)
	2017	2017	2016	2015
Continuing operations Revenues	319,406	5,956,596	3,562,721	2,654,180
Cost of sales	(147,040)	(2,742,147)	(2,069,752)	(1,397,365)
Gross income	172,366	3,214,449	1,492,969	1,256,815
Administrative and selling expenses	(34,917)	(651,168)	(445,412)	(371,485)
Other operating income	34,344	640,480	1,137,736	735,517
Other operating expenses	(4,960)	(92,497)	(84,845)	(52,702)
Operating income	166,833	3,111,264	2,100,448	1,568,145
Finance income	49,988	932,227	420,988	362,363
Finance expenses	(37,409)	(697,638)	(620,448)	(138,308)
Share of the profit of associates	38,340	715,001	147,513	43,390
Income before income tax from continuing operations	217,752	4,060,854	2,048,501	1,835,590
Income tax for the year	(56,405)	(1,051,896)	(717,639)	(625,451)
Net income for the year from continuing operations	161,347	3,008,958	1,330,862	1,210,139
Discontinued operations

Income after tax for the year from discontinued operations	26,009	485,041	437,974	131,859

Net income for the year	187,356	3,493,999	1,768,836	1,341,998
Other comprehensive income, net	(16,407)	(305,976)	199,075	132,953
Total comprehensive income for the year	170,949	3,188,023	1,967,911	1,474,951
Number of Outstanding Shares (basic and diluted)	1,505,695,134	1,505,695,134	1,505,695,134	1,505,695,134
Net income per share (basic and diluted) (Ps.)	0.12	2.33	1.17	0.89
Net income per share from continuing operations (Ps.)	0.11	2.01	0.88	0.80
Cash dividend per share (Ps.)	0.05	0.85	0.925	0.226

(1)
Solely for the convenience of the reader, peso amounts as of December 31, 2017 have been translated into U.S. dollars at the exchange rate as of December 29, 2017 of Ps.18.649 to US$1.00. See “Exchange Rates” and “Presentation of Financial and Other Information” for further information on recent fluctuations in exchange rates.

Selected Consolidated Statement of Financial Position

	As of December 31,
	(in thousands of US$)(1)	(in thousands of Ps.)
	2017	2017	2016	2015
Non-current assets
Property, plant and equipment	US$ 398,505	Ps. 7,431,728	Ps. 2,811,539	Ps. 1,968,148
Intangible assets	10,072	187,833	236,530	276,691
Investment in associates	52,852	985,646	307,012	210,529
Trade and other receivables(2)	139,536	2,602,213	3,553,129	2,780,635
Other non-financial assets	682	12,721	1,466,547	487,429
Inventories	2,585	48,203	30,830	29,619
Total non-current assets	604,233	11,268,344	8,405,587	5,753,051
Current assets
Inventories	5,914	110,290	137,965	82,672
Other non-financial assets	25,250	470,895	137,110	135,012
Trade and other receivables(2)	208,433	3,887,065	2,215,535	1,267,032
Other financial assets	59,560	1,110,728	1,796,756	1,912,016
Cash and cash equivalents	4,753	88,633	30,008	292,489
Total current assets	303,910	5,667,611	4,317,374	3,689,221
Assets held for sale	7,669	143,014	-	-
Total assets	915,812	17,078,969	12,722,961	9,442,272
Equity and liabilities
Equity
Capital stock	81,185	1,514,022	1,514,022	199,742
Adjustment to capital stock	35,658	664,988	664,988	664,988
Merger premium	20,193	376,571	376,571	366,082
Legal and other reserves	27,840	519,189	431,007	363,289
Voluntary reserve	24,176	450,865	68,913	1,507,513
Retained earnings	187,841	3,503,046	1,757,051	1,347,763
Accumulated other comprehensive income	2,321	43,284	334,747	122,286
Non-controlling interests	15,499	289,035	6,717	-
Total equity	394,713	7,361,000	5,154,016	4,571,663
Non-current liabilities
Other non-financial liabilities	25,132	468,695	635,162	596,632
Other loans and borrowings	79,293	1,478,729	-	318,410
Borrowings from CAMMESA	56,601	1,055,558	1,284,783	542,858
Compensation and employee benefits liabilities	6,065	113,097	87,705	56,112
Deferred income tax liabilities	37,736	703,744	1,136,481	770,737
Provisions	-	-	125,201	133,284
Total non-current liabilities	204,827	3,819,823	3,269,332	2,418,033
Current liabilities
Trade and other payables	54,550	1,017,306	655,598	381,128
Other non-financial liabilities	35,373	659,668	476,785	177,664
Other loans and borrowings	27,112	505,604	1,293,178	511,555
Borrowings from CAMMESA	94,002	1,753,038	1,047,722	661,086
Compensation and employee benefits liabilities	17,324	323,078	205,923	147,770
Income tax payable	58,814	1,096,817	278,922	330,496
Provisions	22,171	413,474	341,485	242,877
Total current liabilities	309,346	5,768,985	4,299,613	2,452,576
Liabilities directly associated with the assets held for sale	6,926	129,161	-	-
Total liabilities	521,099	9,717,969	7,568,945	4,870,609
Total equity and liabilities	915,812	17,078,969	12,722,961	9,442,272

(1)
Solely for the convenience of the reader, peso amounts as of December 31, 2017 have been translated into U.S. dollars at the exchange rate as of December 29, 2017 of Ps.18.649 to US$1.00. See “—Exchange Rates” and “Presentation of Financial and Other Information” for further information on recent fluctuations in exchange rates.

(2)	Trade and other receivables include receivables from CAMMESA. See “Item 5. Operating and Financial Review and Prospects—Receivables from CAMMESA,” and “—Liquidity and Capital Resources.”

EXCHANGE RATES

From April 1, 1991 until the end of 2001, Law No. 23,928 (the “Convertibility Law”) established a regime under which the Central Bank was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, formally ending the regime of the Convertibility Law, abandoning over ten years of U.S. dollar-peso parity and eliminating the requirement that the Central Bank’s reserves in gold, foreign currency and foreign currency denominated debt be at all times equivalent to 100% of the monetary base.

The Public Emergency Law, which was in effect until December 31, 2017, granted the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the MULC. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002. However, the Argentine Central Bank has had the power to intervene in the exchange rate market by buying and selling foreign currency for its own account, a practice in which it engaged on a regular basis. In recent years and particularly since 2011, the Argentine government has increased controls on exchange rates and the transfer of funds into and out of Argentina.

With the tightening of exchange controls beginning in late 2011, in particular with the introduction of measures that allowed limited access to foreign currency by private sector companies and individuals (such as requiring an authorization of tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local market, increased significantly over the official exchange rate. Most of the foreign exchange restrictions were gradually lifted in since December 2015, and finally on May 19, 2017, the Central Bank issued Communication “A” 6244, which substantially modified the applicable foreign exchange regulations and eliminated the set of restrictions for accessing the MULC. As a result of the elimination of the limit amount for the purchase of foreign currency without specific allocation or need of prior approval the substantial spread between the official exchange rate and the implicit exchange rate derived from securities transactions has substantially decreased.

After several years of moderate variations in the nominal exchange rate, in 2012 the peso lost approximately 14% of its value with respect to the U.S. dollar. This was followed in 2013 and 2014 by a devaluation of the peso with respect to the U.S. dollar that exceeded 30%, including a loss of approximately 23% in January 2014. In 2015, the peso lost approximately 52% of its value with respect to the U.S. dollar, including, approximately, a 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation during the last quarter of the year, mainly concentrated after December 16, 2015 when certain exchange controls were lifted. From January 1, 2017 to December 31, 2017, the peso lost approximately 17% of its value and from January 1, 2016 to December 31, 2016, the peso lost approximately 22% of its value with respect to the U.S. dollar

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a buying rate for pesos.

	Exchange Rates
	High(1)	Low(1)	Average(1)(2)	Period-end(1)
2013	6.5210	4.9250	5.5458	6.5210
2014	8.5570	6.5210	8.2267	8.5510
2015	13.4000	8.5550	9.4468	13.0400
2016	16.0300	13.2000	14.9916	15.8900
2017	19.2000	15.1900	16.4473	18.6490
October	17.7000	17.3350	17.4619	17.6550
November	17.6500	17.3050	17.4762	17.3050
December	19.2000	17.2300	17.7342	18.6490
2018
January	19.6500	18.4100	19.0380	19.6500
February	20.2000	19.3800	19.8331	20.1100
March	20.4100	20.1490	20.2422	20.1490
April (3)	20.2600	20.135	20.1933	20.2600

(1)	Pesos to U.S. dollars exchange rate as quoted by the Banco de la Nación Argentina for wire transfers (divisas).
(2)	For 2013-2017, average of the exchange rates on the last day of each month during the period. For 2018, based on working day’s averages for each month.
(3)	Through April 24, 2018.

 Item 3.B
Capitalization and indebtedness

Not applicable.

 Item 3.C
Reasons for the offer and use of proceeds

Not applicable.

 Item 3.D
Risk Factors

You should carefully consider the risks described below, as well as the other information in this annual report. Our business, results of operations, financial condition or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common shares and ADSs could decline. The risks described below are those known to us and that we currently believe may materially affect us.

Risks Relating to Argentina

Substantially all of our revenues are generated in Argentina and thus are highly dependent on economic and political conditions in Argentina

Central Puerto is an Argentine corporation (sociedad anónima). All of our assets and operations are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, social and political conditions prevailing in Argentina, including the level of growth, inflation rates, foreign exchange rates, interest rates and international developments and conditions that may affect Argentina. Between 2007 and 2015, the Fernández de Kirchner administrations increased direct intervention in the Argentine economy, including the implementation of expropriation measures, price controls, exchange controls and changes in laws and regulations affecting foreign trade and investment. These measures had a material adverse effect on private sector entities, including us. It is possible that similar measures could be adopted by the current or future Argentine government or that economic, social and political developments in Argentina, over which we have no control, could have a material adverse effect on the Argentine economy and, in turn, adversely affect our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations—Argentine Economic Conditions.”

The Argentine economy remains vulnerable and any significant decline could adversely affect our results of operations

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. Sustainable economic growth in Argentina is dependent on a variety of factors, including the international demand for Argentine exports, the stability and competitiveness of the peso against foreign currencies, confidence among consumers and foreign and domestic investors, a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners.

The Argentine economy remains vulnerable, as reflected by the following economic conditions:

●
inflation remains high and may continue at similar levels in the future;

●
according to the revised calculation of the 2004 GDP published by the INDEC in March 2017, which forms the basis for the real GDP calculation for every year after 2004, GDP decreased by 2.3% in 2016 (as compared to 2015) and increased by 2.6% in 2015, as compared to a decline of 2.5% in 2014 and growth of 2.4% in 2013. According to data published by the INDEC on March 22, 2018 GDP for 2017 increased by 2.9%. Argentina’ s GDP performance has depended to a significant extent on high commodity prices which, despite having favorable long-term trends, are volatile in the short-term and beyond the control of the Argentine government and private sector;

●
Argentina’ s public debt as a percentage of GDP remains high;

●
the discretionary increase in public expenditures has resulted, and could continue to result, in a fiscal deficit;

●
investment as a percentage of GDP remains too low to sustain the growth rate of the past decade;

●
a significant number of protests or strikes could take place, as has occurred in the past, which could adversely affect various sectors of the Argentine economy;

●
energy or natural gas supply may not be sufficient to supply industrial activity (thereby limiting industrial development) and consumption;

●
unemployment and informal employment remain high; and

●
in the climate created by the above mentioned conditions, demand for foreign currency could grow, generating a capital flight effect as in recent years.

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Argentine government of policies designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Argentine government that are designed to achieve these goals are not successful. These events could materially adversely affect our financial condition and results of operations.

Any decline in economic growth, increased economic instability or expansion of economic policies and measures taken by the Argentine government to control inflation or address other macroeconomic developments that affect private sector entities such as us, all developments over which we have no control, could have an adverse effect on our financial condition or results of operations.

The Macri administration has implemented significant changes in policy and announced additional measures, but its ability to successfully implement such additional measures, and the eventual outcome of such changes, is unknown

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration assumed office on December 10, 2015.

On October 22, 2017, mid-term legislative elections were held at the federal and provincial government levels. Macri’s Cambiemos alliance obtained the most votes in the City of Buenos Aires, as well as in the provinces of Buenos Aires, Chaco, Córdoba, Corrientes, Entre Ríos, Jujuy, La Rioja, Mendoza, Neuquén, Salta, Santa Cruz and Santa Fe. As a result, as of December 10, 2017, Cambiemos increased its representation in the Argentine Congress by nine senators (holding in the aggregate 24 of a total of 72 seats in the Senate) and by 21 members of the Chamber of Deputies (holding in the aggregate 107 of a total of 257 seats in such Chamber).

Since assuming office, the Macri administration has announced and implemented several significant economic and policy reforms, including:

●
INDEC reforms. On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to the CPI, GDP, poverty and foreign trade data, the Macri administration declared the national statistical system and the INDEC in a state of administrative emergency through December 31, 2016, which was not renewed. The INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms. See “—The credibility of several Argentine economic indices has been called into question, which has led to a lack of confidence in the Argentine economy and could affect your evaluation of the market value of the ADSs.” As of the date of this annual report, the INDEC has begun publishing certain revised data, including GDP, poverty, foreign trade and balance of payment statistics.
●
Agreement with holdout creditors. The Macri administration has reached agreements with a large majority of holdout creditors (in terms of claims) and regained access to the international financial markets for the country. For more information on these agreements, see “—A lack of financing for Argentine companies due to the unresolved litigation with holdout bondholders may negatively impact our financial condition or cash flows.”
●
Foreign exchange reforms. The Macri administration eliminated a significant portion of foreign exchange restrictions, including currency controls that were imposed by the previous administration. With the aim of providing more flexibility to the foreign exchange system and promoting competition, the Decree N° 27/2018 published on January 11, 2018 created the free-floating exchange market (the “Exchange Market”). Furthermore, on August 8, 2016, the Central Bank introduced material changes to the foreign exchange regime and established a new foreign exchange regime by means of Communication “A” 6037 and Communication “A” 6244 which significantly ease access to the Exchange Market. Furthermore, on December 26, 2017, by virtue of Communication “A” 6401, the Central Bank replaced the reporting regimes set forth by Communications “A” 3602 and “A” 4237 with a new, unified regime applicable for information as of December 31, 2017. The unified reporting regime involves an annual mandatory statement filing for every person whose total flow of funds or balance of assets and liabilities is or exceeds US$1 million during the previous calendar year. See “Item 10.D Exchange Controls.”
●
Foreign trade reforms. The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors, particularly the agricultural sector. The Macri administration eliminated export duties on wheat, corn, beef, mining and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30% beginning in January 2018 and until December 2019. Further, a 5% export duty on most industrial exports was eliminated. With respect to payments for imports of goods and services, the Macri administration eliminated the restrictions on access to the MULC.

●
Fiscal policy. The Macri administration took steps to anchor the fiscal accounts, reducing the primary fiscal deficit by approximately 1.3% of GDP in December 2015 through a series of taxation and other measures and announced its intention to reduce the primary fiscal deficit in 2016 and 2017 from approximately 5.8% of GDP in 2015, in part by eliminating public services subsidies that were in place, such as those applying to electric power and gas services. For 2018, the Argentine government set a fiscal deficit target of 3.2% of GDP. For 2017, the aggregate primary fiscal deficit was reported to be 3.8% of GDP. The Macri administration’s aim is to achieve a primary fiscal deficit of 2.2% GDP in 2019, and 1.2% in 2020.
●
Correction of monetary imbalances. The Macri administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next three years. The Central Bank has increased its efforts to reduce excess monetary imbalances and also raised peso interest rates to counterbalance inflationary pressure. On December 28, 2017, the Central Bank announced its inflation targets for 2018, 2019 and 2020. The inflation target for 2018 is 15%, an increase from the Central Bank’s previous target range of 8%-12% for the same year. Inflation targets for 2019 and 2020 are 10% and 5%, respectively.
●
National electric power state of emergency and reforms. Following years of very limited investment in the energy sector, as well as the continued freeze on electric power and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis. In December 2015, the Macri administration declared a state of emergency with respect to the national electric power system, which remained in effect until December 31, 2017. The state of emergency allowed the Argentine government to take actions designed to ensure the supply of electric power to the country, such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electric power system. In addition, the Macri administration announced the elimination of certain energy subsidies and a substantial increase in electric power rates. By correcting tariffs and subsidies and modifying the regulatory framework, the Macri administration aims to correct distortions in the energy sector and stimulate investment. Following tariff increases, preliminary injunctions suspending such increases were requested by customers, politicians and non-governmental organizations that defend customers’ rights, which preliminary injunctions were granted by Argentine courts. Among the different rulings in this respect, two separate rulings led to the suspension of end-users tariff increases of electric power in the Province of Buenos Aires and in the whole territory of Argentina. However, on September 6, 2016, the Supreme Court denied these injunctions that suspended end-users electric power tariff increases, arguing formal objections and procedural defects and therefore, as of the date of this annual report, increases of the electric power end-users tariffs are not suspended.

Pursuant to Resolution No. 522/16, the ENRE ordered a public hearing to be held to evaluate the proposals for the full tariff review filed by EDENOR and EDESUR for the period beginning January 1, 2017 to December 31, 2021. The hearing was held on October 28, 2016, and following such hearing, on January 31, 2017, the ENRE issued Resolution No. 63/17, by virtue of which such administrative authority approved the tariffs to be applied by EDENOR. Similarly, Resolution No. 64/17 approved EDESUR’s tariffs. With regards to transmission tariffs, seven public hearings were held pursuant to Resolutions Nos. 601/16, 602/16, 603/16, 604/16, 605/16, 606/16, 607/16 of the ENRE. In such public hearings the tariff proposals filed by transmission companies Transener S.A, Distrocuyo S.A., Transcomahue S.A., Ente Provincial de Energía de Neuquén, Transba S.A., Transnea S.A., Transnoa S.A., and Transpa S.A. for the period beginning January 1, 2017 to December 31, 2021 were evaluated. Pursuant to Resolutions Nos. 66/17, 68/17, 69/17, 71/17, 73/17, 75/17, 77/17 and 79/17, the ENRE approved the new applicable tariffs of such companies.

The Macri administration’s political party Cambiemos does not have a majority of seats in the Argentine Congress and, therefore, it may be difficult to adopt some of those measures unless he obtains support from the opposition, creating uncertainty as to the ability of the Macri administration to pass any measure that it expects to implement. In addition, recent judicial decisions substantially limiting the Macri administration’s efforts to raise tariffs and protests throughout Argentina in respect of such efforts have added to political uncertainty. This political uncertainty in respect of economic measures could lead to volatility in the market prices of securities of Argentine companies.

The fiscal, monetary and currency adjustments undertaken by the Macri administration may subdue growth in the short-term. For example, immediately after the foreign exchange controls were lifted on December 16, 2015, the dismantling of the multiple exchange regime resulted in the official peso exchange rate (available only for certain types of transactions) falling in value by 40.1%, as the peso-U.S. dollar exchange rate reached Ps.13.76 to US$1.00 on December 17, 2015. The Central Bank has since allowed the peso to float with limited intervention intended to ensure the orderly operation of the MULC. On April 24, 2018, the exchange rate was Ps.20.26 to US$1.00, as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

As of the date of this annual report, the impact that these measures and any future measures taken by the current administration will have on the Argentine economy as a whole and the electric power industry in particular cannot be predicted. The proposed economic liberalization could be disruptive to the economy and fail to benefit, or harm, our business. There remains uncertainty as to which additional measures announced during the presidential campaign will be taken by the Macri administration and when these will be implemented, if ever. In particular, we have no control over the implementation of the reforms to the regulatory framework that governs our operations and cannot guarantee that these reforms will be implemented or implemented in a manner that will benefit our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy, which, in turn may have an adverse effect on our financial condition and results of operations.

If the current levels of inflation do not decrease, the Argentine economy could be adversely affected

Historically, inflation has materially undermined the Argentine economy and the Argentine government’s ability to create conditions that permit growth. In recent years, Argentina has experienced high inflation rates. See “—The credibility of several Argentine economic indices has been called into question, which has led to a lack of confidence in the Argentine economy and could affect your evaluation of the market value of the ADSs” below.
During 2016, the City of Buenos Aires CPI inflation rate was 41.05%, while according to the Province of San Luis CPI, the inflation rate was 31.53%.. During 2017, the INDEC’s CPI inflation rate was recorded at 24.8%. In the past, and particularly throughout the Fernández de Kirchner administration, the Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the price of certain supermarket products and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets, that did not address the structural causes of inflation and failed to reduce inflation.

High inflation rates affect Argentina’s foreign competitiveness, social and economic inequality, negatively impacts employment, consumption and the level of economic activity and undermine confidence in Argentina’s banking system, which could further limit the availability of and access by local companies to domestic and international credit.

Inflation remains a challenge for Argentina given its persistent nature in recent years. The Argentine government has announced its intention to reduce the primary fiscal deficit as a percentage of GDP over time and also reduce the Argentine government’s reliance on Central Bank financing. If, despite the measures adopted by the Argentine government, these measures fail to address Argentina’s structural inflationary imbalances, the current levels of inflation may continue and have an adverse effect on Argentina’s economy and can also lead to an increase in Argentina’s debt. Moreover, certain objectives of the Argentine government, such as the increase in tariffs to incentivize investment in the energy sector, may create inflationary pressures. Inflation in Argentina has contributed to a material increase in our costs of operation, in particular labor costs, and negatively impacted our financial condition.

Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the measures adopted, or that may be adopted in the future, by the Argentine government to control inflation may have. See “—Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations.” Increased inflation could adversely affect the Argentine economy, which in turn may have an adverse effect on our financial condition and results of operations.

The IAS 29, Financial Reporting in Hyperinflationary Economies, requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the measuring unit current at the end of the reporting period. Although the current rate of inflation does not rise to the level required for Argentina to be considered a hyperinflationary economy under IAS 29, if inflation rates continue to escalate in the future, the Argentine peso may qualify as a currency of a hyperinflationary economy according to the guidelines in IAS 29, in which case our financial statements and other financial information may need to be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of each reporting period. We cannot determine at this time the impact this would have on our financial condition. See “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Inflation.”

The credibility of several Argentine economic indices has been called into question, which has led to a lack of confidence in the Argentine economy and could affect your evaluation of the market value of the ADSs

During the administrations of Kirchner and Fernández de Kirchner, the INDEC, the Argentine government’s principal statistical agency, underwent institutional and methodological reforms that gave rise to controversy regarding the reliability of the information that it produced. Reports published by the IMF have stated that their staff uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC between 2007 and 2015. The IMF also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and GDP data.

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to its CPI, GDP, foreign trade and poverty data, the Macri administration declared the national statistical system and the INDEC in a state of administrative emergency through December 31, 2016, which was not renewed. The INDEC suspended publication of certain statistical data until it completed reorganization of its technical and administrative structure to recover its ability to produce sufficient and reliable statistical information. During the first six months of this reorganization period, the INDEC published official CPI figures published by the City of Buenos Aires and the Province of San Luis for reference. On June 29, 2016, the INDEC published a report that included revised GDP data for the years 2004 through 2015. Among other adjustments, in calculating GDP for 2004, the INDEC made changes to the composition of GDP that resulted in a downward adjustment of approximately 12% for that year. In calculating real GDP for subsequent years based on the revised 2004 GDP, the INDEC used deflators that are consistent with its revised methodology to calculate inflation. By understating inflation in the past, the INDEC had overstated growth in real terms. The adjustments made by the INDEC resulted in a determination of real GDP growth for the period 2004-2014 of 44.8%, as opposed to a 63% growth in real terms for the same period resulting from the information used prior to June 29, 2016.

Following the publication of revised data and a new inflation index, on November 9, 2016, the IMF lifted the censorship against Argentina, stating that the country had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF.

The Argentine government’s reforms seek to produce official data that meets international standards. In order to be effective, however, reforms require certain implementation steps and the timely collection of data, the success of which may be outside of the Argentine government’s control. If these reforms cannot be successfully implemented, such failure may adversely affect the Argentine economy, in particular by undermining consumer and investor confidence. The INDEC’s past or future data may be materially revised to reveal a different economic or financial situation in Argentina, which could affect investors’ perception of Argentina, including the market value of the ADSs. In addition, the failure or delays in implementing the expected changes may impair other measures taken by the Central Bank to tackle inflation. This, in turn, could have a negative impact on Argentina’s economy and, as a result, could have an adverse effect on our ability to access international capital markets to finance our operations and growth, adversely affecting our results of operations and financial condition.

Fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations

The devaluation of the peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to inflation, significantly reduce real wages and jeopardize the stability of businesses, such as ours, whose success depends on domestic market demand and adversely affect the Argentine government’s ability to honor its foreign debt obligations. After several years of moderate variations in the nominal exchange rate, the peso lost more than 30% of its value with respect to the U.S. dollar in each of 2013 and 2014. In 2015, the peso lost approximately 52% of its value with respect to the U.S. dollar, including a 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation during the last quarter of the year, mainly concentrated after December 16, 2015 once the Macri administration eliminated exchange controls imposed by the prior administration. In 2016 and 2017, the peso lost approximately 22% and 18% of its value with respect to the U.S. dollar, respectively. On April 24, 2018, the exchange rate was Ps.20.26 to US$1.00, as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

Persistent high inflation during 2013, 2014, 2015, 2016 and 2017, resulted in an increasingly overvalued official exchange rate and highly distorted relative prices resulted in the loss of competitiveness of Argentine production, impeded investment and caused economic stagnation. A significant appreciation of the peso against the U.S. dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such appreciation could also have a negative effect on economic growth and employment and reduce tax revenues in real terms.

From time to time, the Central Bank may intervene in the MULC in order to maintain the currency. Additional volatility, appreciation or depreciation of the peso or reduction of the Central Bank’s reserves as a result of currency intervention could adversely affect the Argentine economy, which in turn may have an adverse effect on our financial condition and results of operations.

If the peso devalues further, the negative effects on the Argentine economy could have adverse consequences for our financial condition.

Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations

The two administrations of President Fernández de Kirchner, who governed from 2007 through December 9, 2015, increased state intervention in the Argentine economy, including through expropriation and nationalization measures, price controls and pervasive exchange controls.

In 2008, the Fernández de Kirchner administration absorbed and replaced the former private pension system for a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or the “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or the “ANSES”). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments that previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since acquiring equity interests in privately owned companies, through the process of replacing the pension system, the ANSES is entitled to designate representatives of the Argentine government to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the executive branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Economy and are subject to a mandatory information-sharing regime, under which, among other obligations, the representatives must immediately inform the Ministry of Economy of the agenda for each board of directors’ meeting and provide related documentation.

In April 2012, the Fernández de Kirchner administration decreed the removal of directors and senior officers of YPF, the country’s largest oil and gas company, which was controlled by the Spanish group Repsol, and submitted a bill to the Argentine Congress to expropriate shares held by Repsol representing 51% of the shares of YPF. The Argentine Congress approved the bill in May 2012 through the passage of Law No. 26,741, which declared the production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and fundamental policies of Argentina and empowered the Argentine government to adopt any measures necessary to achieve self-sufficiency in hydrocarbon supply. In February 2014, the Argentine government and Repsol announced that they had reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled US$5 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Law No. 26,932, settled the claim filed by Repsol with the ICSID.

It is widely reported by private sector economists that expropriations, price controls, exchange controls and other direct involvement by the Fernández de Kirchner administration in the economy had an adverse impact on the level of investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries. Further actions taken by the Argentine government concerning the economy, including decisions with respect to interest rates, taxes, price controls, salary increases, provision of additional employee benefits and foreign exchange controls could continue to have a material adverse effect on Argentina’s economic growth and in turn affect our financial condition and results of operations. Moreover, any additional Argentine government policies established to preempt, or in response to, social unrest could adversely and materially affect the economy, and therefore our business, results of operations and financial condition.

Government measures, as well as pressure from labor unions, could require salary increases or added benefits, all of which could increase companies’ operating costs

In the past, the Argentine government has passed laws and regulations forcing privately owned companies to maintain certain wage levels and provide added benefits for their employees. Additionally, both public and private sector employers have been subject to strong pressure from the workforce and trade unions to grant salary increases and certain benefits. See “—Risks Relating to Our Business—We could be affected by material actions taken by the trade unions.”

Labor relations in Argentina are governed by specific legislation, such as Labor Law No. 20,744 and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Every industrial or commercial activity is regulated by a specific collective bargaining agreement (“CBA”) that groups companies together according to industry sector and trade union. Although the process of negotiation is standardized, each chamber of industrial or commercial activity separately negotiates the increases of salaries and labor benefits with the relevant trade union of such commercial or industrial activity.

Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to Ps.2,875, effective as of February 2013. The Argentine government increased the minimum salary to Ps.3,300 in August 2013, to Ps.3,600 in January 2014, to Ps.4,400 in September 2014 and to Ps.5,588 in August 2015. It further decreed an increase of the minimum salary to Ps.6,060 in January 2016, to Ps.6,810 in June 2016, to Ps.7,560 in September 2016 and to Ps.8,060 in January 2017. In June 2017, the Ministry of Labor raised the minimum salary to Ps.10,000, effective in three tranches: Ps.8,860 as of July 2017, Ps.9,500 as of January 2018 and Ps.10,000 as of July 2018. Due to high levels of inflation, both public and private sector employers are experiencing significant pressure from unions and their employees to further increase salaries. In 2015, the INDEC published the Coeficiente de Variación Salarial (Salary Variation Index, or the “CVS”), an index that shows the evolution of salaries. The Salaries Index showed an increase of approximately 33.00% and 27.30% in registered private sector salaries in 2016 and 2017, respectively.

In the future, the Argentine government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. Any such increase in wage or worker benefit could result in added costs and reduced results of operations for Argentine companies, including us. Such added costs could adversely affect our business, financial condition and result of operations.

The implementation of new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. After 2002, these restrictions, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad to pay principal and interest on debt obligations, were substantially eased through 2007. In addition to the foreign exchange restrictions applicable to outflows, in June 2005 the Argentine government adopted various rules and regulations that established restrictive controls on capital inflows into Argentina, including a requirement that, for certain  funds remitted into Argentina, an amount equal to 30% of the funds must be deposited into an account with a local financial institution as a U.S. dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction.

From 2011 and until President Macri assumed office in December 2015, the Argentine government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad. Furthermore, under regulations issued since 2012 certain foreign exchange transactions were subject to prior approval by the Federal Administration of Public Income (“AFIP”). Through a combination of foreign exchange and tax regulations, the Fernández de Kirchner administration significantly curtailed access to the MULC by individuals and private-sector entities. In addition, during the last few years under the Fernández de Kirchner administration, the Central Bank exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the import of goods, by means of regulating the amount of foreign currency available to companies to conduct such transactions. The number of exchange controls introduced in the past and in particular after 2011 during the Fernández de Kirchner administration gave rise to an unofficial U.S. dollar trading market, and the peso/U.S. dollar exchange rate in such market substantially differed from the official peso/U.S. dollar exchange rate. See “Exchange Controls.”

Additionally, the level of international reserves deposited with the Central Bank significantly decreased from US$47.4 billion as of November 1, 2011 to US$25.6 billion as of December 31, 2015, resulting in a reduced capacity of the Argentine government to intervene in the MULC and to provide access to such markets to private sector entities like us. The Macri administration announced a program intended to increase the level of international reserves deposited with the Central Bank through the execution of certain agreements with several Argentine and foreign entities. As a result of the measures taken under such program and due to the issuance by the Argentine government of US$16.5 billion and US$2.75 billion of new debt securities in the international capital markets on April 22, 2016 and July 6, 2016, respectively, the level of international reserves increased to US$38.8 billion as of December 31, 2016. As of December 31, 2017, the level of international reserves of the Central Bank totaled US$55.1 billion, an increase from US$38.8 billion as of December 31, 2016.

Since assuming office, the Macri administration gradually implemented a series of reforms related to the foreign exchange restrictions, including certain currency controls, which had been imposed under the Fernández de Kirchner administration, in order to provide greater flexibility and access to the MULC. On August 8, 2016 the Central Bank issued Communication “A” 6037, which substantially modified the applicable foreign exchange regulations and eliminated the set of restrictions for accessing the MULC. Effective as of July 1, 2017, pursuant to Communication “A” 6244, all regulations that restricted access to the MULC were repealed, leaving in place only the obligation to comply with a reporting regime. Pursuant to Communication “A” 6401, dated December 26, 2017, a new reporting regime was created, pursuant to which the “Survey on the issuance of foreign notes and liabilities by the financial and private non-financial sector,” established by Communication “A” 3602, and the “Survey on direct investments,” established by Communication “A” 4237, were replaced by a unified report on direct investments and debt. Argentine residents must comply with the reporting regime, even when the funds have not been sold in the MULC and/or there is no expectation to access the MULC in the future in relation to the funds that must be reported. For further information, see “Exchange Controls.”

Notwithstanding the measures adopted by the Argentine government, in the future the Argentine government could impose further exchange controls, transfer restrictions or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the peso, which could limit our ability to access the international capital markets and impair our ability to make interest, principal or dividend payments abroad. Such measures could lead to renewed political and social tensions and undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations.

A lack of financing for Argentine companies due to the unresolved litigation with holdout bondholders may negatively impact our financial condition or cash flows

In 2005 and 2010, Argentina conducted exchange offers to restructure part of its sovereign debt that had been in default since the end of 2001. As a result of these exchange offers, Argentina restructured over 92% of its eligible defaulted debt.

Commencing in 2002, holdout creditors filed numerous lawsuits against Argentina in several jurisdictions, including the United States, Italy, Germany and Japan. These lawsuits generally assert that Argentina failed to make timely payments of interest and/or principal on their bonds, and seek judgments for the outstanding principal of and/or accrued interest on those bonds. Judgments have been issued in numerous proceedings in the United States and Germany, but to date creditors have not succeeded, with a few minor exceptions, in executing those judgments.

In 2012, plaintiffs in New York obtained a U.S. district court order enjoining Argentina from making interest payments in full on the bonds issued pursuant to the 2005 and 2010 exchange offers unless Argentina paid the plaintiffs in full, under the theory that the former payments violated the pari passu clause in the 1994 Fiscal Agency Agreement (the “FAA”) governing those non-performing bonds. The Second Circuit Court of Appeals affirmed the so-called pari passu injunctions, and on June 16, 2014 the U.S. Supreme Court denied Argentina’s petition for a writ of certiorari and the pari passu injunctions became effective on June 18 of that year.

In 2014, the Argentine government took a number of steps intended to continue servicing the bonds issued in the 2005 and 2010 exchange offers, which had limited success.

The Argentine government engaged in negotiations with holders of defaulted bonds in December 2015 with a view to bringing closure to fifteen years of litigation. In February 2016, the Argentine government entered into an agreement in principle to settle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, subject to two conditions: (i) obtaining approval by the Argentine Congress and the lifting of the pari passu injunctions. On March 2, 2016, the U.S. district court agreed to vacate the pari passu injunctions, subject to two conditions: first, the repeal of all legislative obstacles to settlement with holders of defaulted debt securities issued under the FAA; and (ii) full payment to holders of pari passu injunctions with whom the Argentine government had entered into an agreement in principle on or before February 29, 2016. The U.S. district court’s order was affirmed by the Second Circuit Court of Appeals on April 13, 2016. On June 30, 2016, the Argentine Congress repealed the legislative obstacles to the settlement and approved the settlement proposal. On April 22, 2016, Argentina issued US$16.5 billion of new debt securities in the international capital markets, and applied US$9.3 billion of these proceeds to satisfy settlement payments on agreements with holders with claims amounting to approximately US$4.2 billion. The District Court ordered the vacatur of all pari passu injunctions upon confirmation of such payments.

As of the date of this annual report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly.

Although the vacatur of the pari passu injunctions removed a material obstacle to access to capital markets by the Argentine government, future transactions may be affected as litigation with holdout bondholders continues, which in turn could affect the Argentine government’s ability to access international credit markets, thus affecting our ability to finance our growth.

High public expenditures could result in long-lasting adverse consequences for the Argentine economy

In recent years, the Argentine government has substantially increased public expenditures. In 2016, national public sector expenditures increased by 37.0% year over year (measured in nominal Argentine pesos) and the government reported a primary fiscal deficit of 4.6% of GDP, according to the Argentine Ministry of Economy (which is, as of the date of this annual report, divided into two parts—the Ministry of Treasury and the Ministry of Public Finance). During recent years, the Argentine government has resorted to the Central Bank and to the ANSES to alleviate part of its funding requirements. Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures continue to increase at a rate higher than revenues due to, for example, social security benefits, financial assistance to provinces with financial problems and increased spending on public works and subsidies, including subsidies to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets and could in turn result in more limited access to such markets by Argentine companies. Additionally, a further deterioration in fiscal accounts could affect the Argentine government’s ability to continue subsidies for consumers in the energy sector.

A decline in international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth

Argentina’s financial recovery from the 2001-2002 crisis occurred in a context of price increases for Argentina’s commodity exports, such as soy. High commodity prices contributed to the increase in Argentine exports since the third quarter of 2002 and to high government tax on revenues from export withholdings. However, the reliance on the export of certain commodities has caused the Argentine economy to be more vulnerable to fluctuations in their prices.

Commodity prices, including for soy, have declined significantly since peak prices due in part to slower growth in China. A continuing decline in the international prices for Argentina’s main commodity exports could have a negative impact on the levels of government revenues and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy and, therefore, our financial condition.

The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects

Weak, flat or negative economic growth of any of Argentina’s major trading partners, such as Brazil, China or the United States, could have a material adverse effect on Argentina’s trade balance and adversely affect Argentina’s economic growth. The economic performance of other trading partners such as Chile, Spain and Canada may also affect Argentina’s trade balance.

The economy of Brazil, Argentina’s largest export market and the principal source of imports, is currently experiencing heightened negative pressure due to the uncertainties stemming from ongoing political crisis and extensive corruption investigations, including the impeachment of Brazil’s former president, Ms. Dilma Rousseff. The Brazilian economy contracted by 3.6% during 2016. Although the Brazilian economy slightly expanded by 1% during 2017, a deterioration of economic conditions in Brazil may reduce demand for Argentine exports and create advantages for Brazilian imports. While the impact of Brazil’s downturn on Argentina cannot be predicted, we cannot exclude the possibility that the Brazilian political and economic crisis could have a further negative impact on the Argentine economy.

The Argentine economy may be affected by “contagion” effects. International investors’ reactions to events occurring in one developing country sometimes appear to follow a “contagion” pattern, in which an entire region or investment class is disfavored by international investors. In the past, the Argentine economy has been adversely affected by such contagion effects on a number of occasions, including the 1994 Mexican financial crisis, the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 devaluation of the Brazilian real, the 2001 collapse of Turkey’s fixed exchange rate regime and the global financial crisis that began in 2008.

The Argentine economy may also be affected by conditions in developed economies, such as the United States, that are significant trading partners of Argentina or have influence over world economic cycles. If interest rates increase significantly in developed economies, including the United States, Argentina and its developing economy trading partners, such as Brazil, could find it more difficult and expensive to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries. Decreased growth on the part of Argentina’s trading partners could have a material adverse effect on the markets for Argentina’s exports and, in turn, adversely affect economic growth. Any of these potential risks to the Argentine economy could have a material adverse effect on our business, financial condition and result of operations.

On June 23, 2016, the United Kingdom voted in favor of exiting the European Union. As of the date of this annual report, the actions that the United Kingdom will take to effectively exit from the European Union or the length of such process are uncertain. The results of the United Kingdom’s referendum have caused, and are anticipated to continue causing, volatility in the financial markets, which may in turn have a material adverse effect on our business, financial condition and results of operations.

On November 8, 2016, Mr. Donald J. Trump was elected president of the United States. The results of the presidential election have created significant uncertainty about the future relationship between the United States and other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade between the United States and other nations. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could depress economic activity and restrict our access to suppliers and have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Electric Power Sector in Argentina

The Argentine government has intervened in the electric power sector in the past, and is likely to continue intervening

Historically, the Argentine government has played an active role in the electric power industry through the ownership and management of state-owned companies engaged in the generation, transmission and distribution of electric power. Since 1992 and the privatization of several state-owned companies, the Argentine government has reduced its control over the industry. However, as is the case in most other countries, the Argentine electric power industry remains subject to strict regulation and government intervention. Moreover, to address the Argentine economic crisis of 2001 and 2002, the Argentine government adopted Law No. 25,561 (the “Public Emergency Law”) and other regulations, which made a number of material changes to the regulatory framework applicable to the electric power sector. These changes have had significant adverse effects on electric power generation, distribution and transmission companies and included the freezing of distribution margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electric power distribution companies to pass on to the consumer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the WEM, all of which had a significant impact on electric power generators and caused substantial price differences within the market.

The Fernández de Kirchner administration continued to intervene in the electric power industry by, for example, granting temporary margin increases, proposing a new tariff regime for residents of poverty-stricken areas, increasing remunerations earned by generators for capacity, operation and maintenance services, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

For example, in March 2013, pursuant to Resolution No. 95/13, issued by the former Secretariat of Energy, the Fernández de Kirchner administration suspended the renewal of sales contracts in the term market and execution of new agreements in the WEM, and ordered that any demand not satisfied by Argentine generators must be directly supplied by CAMMESA. As a result, Argentine generators are required to supply capacity and energy to CAMMESA at prices fixed by the former Secretariat of Energy.

Since the Macri administration assumed office, the Argentine government has initiated significant reforms to the Argentine electric power industry. On December 16, 2015, the Macri administration declared a state of emergency with respect to the national electric power system that remained in effect until December 31, 2017. The state of emergency allowed the Argentine government to take actions designed to guarantee the supply of electric power in Argentina, such as instructing the Ministry of Energy and Mining to elaborate and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electric power system and rationalize public entities’ consumption of energy. In addition, the Argentine government and certain provincial governments have approved significant price adjustments and tariff increases applicable to certain generation and distribution companies. Following the tariff increases, preliminary injunctions suspending such increases were requested by customers, politicians and non-governmental organizations that defend customers’ rights, which preliminary injunctions were granted by Argentine courts. Among the different rulings in this respect, two recent rulings issued by the Second Division of the Federal Court of Appeals for the City of La Plata and a federal judge from the San Martín district court led to the suspension of end-users tariff increases of electric power in the Province of Buenos Aires and in the whole territory of Argentina, respectively. Pursuant to these injunctions, (i) the end-user tariff increases granted as of February 1, 2016 were suspended retroactively to that date, (ii) end-user bills sent to customers were not to include the increase and (iii) the amounts already collected from end-users as a consequence of consumption recorded before these rulings had to be reimbursed. However, on September 6, 2016, the Supreme Court denied these injunctions that suspended end-users electric power tariff increases, arguing formal objections and procedural defects and therefore, as of the date of this annual report, increases of the electric power end-users tariffs are not suspended.

Pursuant to Resolution No. 522/16, the ENRE ordered a public hearing to be held to evaluate the proposals for the full tariff review filed by EDENOR and EDESUR for the period from January 1, 2017 to December 31, 2021. The hearing was held on October 28, 2016. A non-binding public hearing was conducted by the Ministry of Energy and Mining and the ENRE to discuss tariff proposals submitted by distribution companies covering the greater Buenos Aires area (with approximately 15 million inhabitants), including Edenor, for the 2017-2021 period within the framework of the RTI. Following such hearing, on January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which such administrative authority approved the tariffs to be applied by EDENOR. In the same sense, Resolution No. 64/17 approved EDESUR’s tariffs.

On February 1, 2017, the ENRE enacted several resolutions, which, among other policy changes, implemented a reduction of electric power tariff subsidies and an increase in electric power tariffs for residential customers. Such increases ranged between 61% and 148%, depending on to the amount of the consumer’s electric power consumption.

Regarding transmission tariffs, seven public hearings were held pursuant to Resolutions Nos. 601/16, 602/16, 603/16, 604/16, 605/16, 606/16 and 607/16 of the ENRE. In such public hearings, the tariff proposals filed by transmission companies Transener S.A., Distrocuyo S.A., Transcomahue S.A., Ente Provincial de Energía de Neuquén, Transba S.A., Transnea S.A., Transnoa S.A. and Transpa S.A. for the period from January 1, 2017 to December 31, 2021 were evaluated. Pursuant to Resolutions Nos. 66/17, 68/17, 69/17, 71/17, 73/17, 75/17, 77/17 and 79/17, the ENRE approved the new applicable tariffs for such companies.

Additionally, in March 2016, the Secretariat of Electric Energy enacted Resolution SEE No. 22/16, through which it adjusted the electric power prices for the sale of energy by generation companies under the Energía Base. See “See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base.” The Secretariat of Electric Energy cited the fact that WEM prices have been distorted and discourage private sector investment in power generation and that it was necessary to raise tariffs to partially compensate for increasing operation and maintenance costs and to improve the cash flow generation capacity of these companies. On February 1, 2017, the tariff revision process was completed and the new tariff scheme for the following five-year period was enacted.

The Argentine government has also established public bidding processes for the development of new generation projects from both thermal and renewable sources. These measures aim not only to satisfy domestic electric power demand, but also to promote investments in the electric power sector and improve the economic situation of the WEM, which, as discussed above, has faced challenges since 2001.

Notwithstanding the recent measures adopted by the Argentine government, we cannot guarantee that the expected changes to the electric power sector will happen as expected, within the anticipated timeframe or at all. It is possible that certain measures may be adopted by the Argentine government that could have a material adverse effect on our business and results of operations, or that the Argentine government may adopt emergency legislation similar to the Public Emergency Law or other similar resolutions in the future that could have a direct impact on the regulatory framework of the electric power industry and indirectly adversely affect the electric power generation industry, and therefore, our business, financial condition and results of operations.

Electricity generators, distributors and transmitters have been materially and adversely affected by emergency measures adopted in response to Argentina’s economic crisis of 2001 and 2002, many of which remain in effect

Since the Argentine economic crisis of 2001 and 2002, Argentina’s electric power sector has been characterized by government regulations and policies that have resulted in significant distortions in the electric power market, particularly with respect to prices, throughout the whole value chain of the sector (generation, transmission and distribution). Historically, Argentine electric power prices were calculated in U.S. dollars and margins were adjusted periodically to reflect variations in relation to costs. In January 2002, the Public Emergency Law authorized the Argentine government to renegotiate its public utility contracts. Under this law, the Argentine government revoked provisions in the public utility contracts related to the adjustment and inflation indexation mechanism. Instead, the tariffs on such contracts were frozen and converted from their original U.S. dollar values to Argentine pesos at a rate of Ps.1.00 per US$1.00. For further information on the changes to the legal framework of the Argentine electric power industry caused by the Public Emergency Law, see “The Argentine Electric Power Sector.”

These measures, coupled with the effect of high inflation and the devaluation of the peso in recent years, led to a significant decline in revenues and a significant increase of costs in real terms, which could no longer be recovered through margin adjustments or market price-setting mechanisms. This situation, in turn, led many public utility companies to suspend payments on their financial debt (which continued to be denominated in U.S. dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments.

After declaring a state of emergency with respect to the national electrical system, the Argentine government increased electric power tariffs in the WEM under the Energía Base. Preliminary injunctions suspending such increases were requested by customers, politicians and non-governmental organizations, and recent rulings suspended the increases in the whole territory of Argentina. On September 6, 2016, the Supreme Court denied these injunctions that suspended end-users electric power tariff increases, and a public hearing to evaluate the proposals for a full tariff review filed by EDENOR and EDESUR was held on October 28, 2016. The tariff increases were approved on January 31, 2017. In addition, the Argentine government issued Resolution SE No. 21/16 calling for a public bid process for the installation of new generation capacity from both thermal and renewable sources, offering generators U.S. dollar-denominated rates linked to generation costs for newly available generation capacity. However, tariffs under the Energía Base remain well below historical levels, although there have been important increases and, they are now denominated in U.S. dollars which mitigates the effect of variations in the foreign exchange rate. These measures, or any future measures, may not be sufficient to address the structural problems created by the economic crisis of 2001 and 2002 and its aftermath, and measures similar to those adopted during the economic crisis may not be enacted in the future.

We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector

For the years ended December 31, 2017 and 2016, we derived approximately 93.97% and 93.91%, respectively, of our revenues from continuing operations from our sales to CAMMESA (under the Energía Base, the spot market and remuneration under Resolution No. 724/2008, relating to agreements with CAMMESA to improve existing power generation capacity), or 82.87% in 2017 and 74.66% in 2016 over our total revenues, from both continuing and discontinuing operations. In addition, we receive significant cash flows from CAMMESA in connection with the FONINVEMEM and similar programs. Payments to us by CAMMESA, including installments in connection with returns from FONINVEMEM and similar programs, depend upon payments that CAMMESA in turn receives from other WEM agents such as electric power distributors as well as the Argentine government.

In recent years, due to regulatory conditions in Argentina’s electric power sector that affected the profitability and economic viability of power utilities, certain WEM agents defaulted on their payments to CAMMESA, which adversely affected CAMMESA’s ability to meet its payment obligations to electric power generators, including us. In the recent past, when CAMMESA experienced a lack of funds to pay to generators, a significant amount of unpaid balances were converted into LVFVD. See “Business—FONINVEMEM and Similar Programs.” As a consequence of delays in payments that CAMMESA received from other WEM agents in the past, we also saw delays in the payments we received under the Energía Base, receiving payments from CAMMESA within approximately 90 days of month-end, rather than the required 42 days after the date of billing. Such payment delays resulted in higher working capital requirements that we would typically finance with our own financing sources. Since September 2016, CAMMESA has paid without delays, in accordance with the Energía Base. However, CAMMESA may once again be unable to make payments to generators both in respect of energy dispatched and generation capacity availability on a timely basis or in full, which may substantially and adversely affect our financial position and the results of our operations.

Electricity demand may be affected by tariff increases, which could lead generation companies like us to record lower revenues

During the 2001 and 2002 economic crisis, electric power demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electric power bills. In the years following the 2001 and 2002 economic crisis, electric power demand experienced significant growth, increasing at an estimated average of approximately 3.86% per annum from 2002 through 2015 (despite a decline in 2009), due to its reduced cost as a result of certain energy subsidies, freezing of margins and elimination of inflation adjustment provisions in distribution concessions. In March 2016, the Argentine government unified and increased wholesale energy prices for all consumption in Argentina, eliminated certain energy subsidies and implemented an incentive plan (through discounts) for residential customers whose electric power consumption is at least 10.00% lower than their consumption for the same month of the previous year. These measures are currently in an early stage of implementation, and we cannot ascertain as of the date of this annual report what the effect on our revenues could be. Any significant increase in energy prices to consumers (whether through a tariff increase or through a cut in consumer subsidies) could result in a decline in demand for the energy that we generate. Any material adverse effect on electric power demand, in turn, could lead electric power generation companies, like us, to record lower revenues and results of operations than currently anticipated.

Argentina has certain energy transmission and distribution limitations that adversely affect the capacity of electric power generators to deliver all of the energy they are able to produce, which results in reduced sales

The energy that generators are able to deliver to the transmission system for the further delivery to the distribution system at all times depends on the capacity of the transmission and distribution systems that connects them to it. The transmission and distribution system are currently operating at near full capacity and both transmission and distributors may not be able to guarantee an increased supply of electric power to their customers. In the past years, the increase in demand for electric power resulted in blackouts in Buenos Aires and other cities around Argentina, which results in excess capacity for generators. As a result, the amount of hydroelectric energy and thermal energy generated is larger than what the transmission and distribution systems are capable of transmitting or distributing. Any transmission or distribution limitation for generators could reduce the energy sold, which could adversely affect our financial condition.

Our equipment, facilities and operations are subject to environmental, health and safety regulations

Our generation business is subject to federal and provincial laws, as well as to the supervision of governmental agencies and regulatory authorities in charge of enforcing environmental laws and policies. We operate in compliance with applicable laws and in accordance with directives issued by the relevant authorities and CAMMESA; however, it is possible that we could be subject to controls, which could result in penalties to be imposed on us, such as the termination of the HPDA Concession Agreement. In addition, future environmental regulations could require us to make investments in order to comply with the requirements set by the authorities, instead of making other scheduled investments and, as a result, could have a material adverse effect on our financial condition and our results of operations.

We operate in a heavily regulated sector that imposes significant costs on our business, and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations

We are subject to a wide range of federal, provincial and municipal regulations and supervision, including laws and regulations pertaining to tariffs, labor, social security, public health, consumer protection, the environment and competition. Furthermore, Argentina has 23 provinces and one autonomous city (the City of Buenos Aires), each of which, under the Argentine National Constitution, has power to enact legislation concerning taxes, environmental matters and the use of public space. Within each province, municipal governments can also have powers to regulate such matters. Although the generation of electric power is considered an activity of general interest (actividad de interés general) subject to federal legislation, due to the fact that our facilities are located throughout various provinces, we are also subject to provincial and municipal legislation. Future developments in the provinces and municipalities concerning taxes (including sales, security and health and general services taxes), environmental matters, the use of public space or other matters could have a material adverse effect on our business, results of operations and financial condition. Compliance with existing or future legislation and regulations could require us to make material expenditures and divert funds away from planned investments in a manner that could have a material adverse effect on our business, results of operations and financial condition.

In addition, our failure to comply with existing regulations and legislation, or reinterpretations of existing regulations and new legislation or regulations, such as those relating to fuel and other storage facilities, volatile materials, cyber security, emissions or air quality, hazardous and solid waste transportation and disposal and other environmental matters, or changes in the nature of the energy regulatory process may subject us to fines and penalties and have a significant adverse impact on our financial results.

Our power plants are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance

Our power generation units are at risk of mechanical or electrical failure and may experience periods of unavailability affecting our ability to generate electric power. For example, certain of our turbogenerators at the Puerto Complex, including generators 5, 6, 7 and 8, began operating in the 1960s and are, therefore, over 50 years old. Because of their age, these generators may face a higher risk of mechanical or electrical failure. Any unplanned unavailability of our generation facilities may adversely affect our financial condition or results of operations.

Risks arise for our business from technological change in the energy market

The energy market is subject to far-reaching technological change, both on the generation side and on the demand side. For example, with respect to energy generation, the development of energy storage devices (battery storage in the megawatt range) or facilities for the temporary storage of power through conversion to gas (so-called “power-to-gas-technology”), the increase in energy supply due to new technological applications such as fracking or the digitalization of generation and distribution networks should be mentioned.

New technologies to increase energy efficiency and improve heat insulation, for the direct generation of power at the consumer level, or that improve refeeding (for example, by using power storage for renewable generation) may, on the demand side, lead to structural market changes in favor of energy sources with low or zero carbon dioxide emissions or in favor of decentralized power generation, (for instance, via small-scale power plants within or close to residential areas or industrial facilities.)

If our business is unable to react to changes caused by new technological developments and the associated changes in market structure, our equity, financial or other position, or our results, operation and business, could be materially and adversely affected.

We may face competition

The power generation markets in which we operate are characterized by numerous strong and capable participants, many of which may have extensive and diversified developmental or operating experience (including both domestic and international) and financial resources similar to or significantly greater than ours. See “Item 4.B. Business Overview—Competition.” An increase in competition could cause reductions in prices and increase acquisition prices for fuel, raw materials and existing assets and, therefore, adversely affect our results of operations and financial condition.

We compete with other generation companies for the megawatt of capacity that are allocated through public auction processes. On October 7, 2016, the Ministry of Energy finalized the auction process for the installation of new renewable energy units and granted awards in the amount of 1,108.65 MW, including one biomass project, 12 wind energy projects and four solar energy projects. Of these, we were awarded one wind energy project for 99 MW of generating capacity at the price of US$61.50 per MWh. On October 31, 2016, the Ministry of Energy and Mining, pursuant to Resolution No. 252/16, launched Round 1.5 of the RenovAR Program as a continuation of Round 1 and on November 25, 2016, granted awards in the amount of 1281.5 MW, including 10 wind energy projects and 20 solar energy projects. Of these, we were awarded one wind energy project for 48 MW of generating capacity at the price of US$59.38 per MWh. Following Rounds 1 and 1.5 of the RenovAR Program, the Ministry of Energy and Mining pursuant to Resolution No. 275/17, which launched Round 2 of the program on August 17, 2017, granted awards in the amount of 2,043 MW of renewable power capacity. We submitted bids for Round 2 of the RenovAR Program on October 19, 2017 and, on November 29, 2017, we were awarded a wind energy project called, “La Genoveva I,” which will allow us to add an additional capacity of 86.6 MW to our portfolio and to continue to build a presence in the renewable energies sector.

The Secretariat of Electric Energy, pursuant to Resolution SEE No. 287-E/17, called for proposals for supply of electric power to be generated through existing units, the conversion of open combined cycle units into closed combined cycle units or the installation of co-generation units. We submitted bids on August 9, 2017, and, on September 25, 2017, we were awarded the two co-generation projects. Our newly awarded Terminal 6 San Lorenzo and Luján de Cuyo projects have the following two sources of income: (i) electric power and electric energy sales to CAMMESA through PPAs with a 15-year term which are priced in U.S. dollars; and (ii) steam sales pursuant to separate steam supply agreements T6 Industrial S.A. and YPF, respectively, which are priced in U.S. dollars.

In addition, we have acquired four heavy-duty, highly efficient gas turbines and 130 hectares of land in the north of the Province of Buenos Aires, that could potentially allow us to develop new power capacity that could add 1,255 MW to our total installed capacity through one or more projects working under a simple cycle configuration. For example, we plan to use the Siemens gas turbine, with a capacity of 286 MW, for the Terminal 6 San Lorenzo co-generation project described above. Our objective is to use the remaining three units and the aforementioned land, in which we have already invested US$134 million, to participate in one or more projects, in future bidding processes called by the Argentine government for new generation capacity. Because of the competition among generation companies in these auction processes, we cannot predict whether we will be awarded the projects and whether we will be able to utilize these assets as intended. In addition, as of the date of this annual report, we have already paid SEK$381.37 million (which, converted at the exchange rate quoted by the Central Bank as of the date of each payment, equals US$45.46 million) to purchase two additional Siemens gas turbines for our Luján de Cuyo project.

We and our competitors are connected to the same electrical grid that has limited capacity for transportation, which, under certain circumstances, may reach its capacity limits. Therefore, new generators may connect, or existing generators may increase, their outputs and dispatch more electric power to the same grid that would prevent us from delivering our energy to our customers. In addition, the Argentine government (or any other entity on its behalf) might not make the necessary investments to increase the system’s capacity, which, in case there is an increase of energy output, would allow us and existing and new generators to efficiently dispatch our energy to the grid and to our customers. As a result, an increase in competition could affect our ability to deliver our product to our customers, which would adversely affect our business, results of operations and financial condition.

Our business is subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks

Our generation facilities, or the third-party fuel transportation or electric power transmission infrastructure that we rely on, may be damaged by flooding, fires, earthquakes and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses. There may be an important time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry non-recoverable deductible amounts, and in any event are subject to caps per event. In addition, any of these events could cause adverse effects on the energy demand of some of our customers and of consumers generally in the affected market. Some of these considerations, could have a material adverse effect on our business, financial condition and our result of operations.

We may be subject to expropriation or similar risks

All or substantially all of our assets are located in Argentina. We are engaged in the business of power generation and, as such, our business or our assets may be considered by the government to be a public service or essential for the provision of a public service. Therefore, our business is subject to political uncertainties, including expropriation or nationalization of our business or assets, loss of concessions, renegotiation or annulment of existing contracts, and other similar risks. For example, the HPDA Concession Agreement pursuant to which we are permitted to operate our Piedra del Águila plant expires on December 29, 2023.

In such an event, we may be entitled to receive compensation for the transfer of our assets. However, the price received may not be sufficient, and we may need to take legal actions to claim appropriate compensation. Our business, financial condition and results of our operations could be adversely affected by the occurrence of any these events.

Changes in regulatory frameworks under which we sell our electricity may affect our financial condition and results of operations

We currently sell our capacity availability and electricity under various regulatory frameworks, including the Energía Base and Energía Plus. See “Item 4.B. Business Overview—Our Customers” and “Item 4.B. Business Overview—The Argentine Electric Power Sector.”

On December 16, 2016, the Argentine government declared a state of emergency with respect to the national electrical system until December 31, 2017. We cannot assure you what further changes the Argentine government may make to the Energía Base or the other regulatory frameworks under which we sell power availability or electricity, including whether these changes future changes will not negatively impact our results of operations. Moreover, we cannot assure you under what regulatory framework we will be able to sell our generation capacity and electricity in the future.

We cannot assure you that changes in the current applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our results of operations. In addition, some of the measures proposed by the new government may also generate political and social opposition, which may in turn prevent the new government from adopting such measures as proposed.

Risks Relating to Our Business

Our results depend largely on the compensation established by the Secretariat of Electric Energy and received from CAMMESA

Since the enactment of Resolution SE No. 95/13, issued by the former Secretariat of Electric Energy, as amended, our compensation has depended largely on the variable compensation determined by energy output and availability. This resolution was replaced in February 2017 by Resolution SEE No. 19/17, issued by Secretariat of Electric Energy. Except for sales under contracts, revenues from energy production are paid by CAMMESA under the Energía Base based on a fixed and variable costs system which was determined by the Secretariat of Electric Energy pursuant to the new Resolution SEE No. 19/17. See “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base” and “Item 3.D. Risk Factors—Risks Relating to the Electric Power Sector in Argentina—We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector.” These tariffs under the Energía Base, which were increased in February, May and November 2017, are denominated in U.S. dollars. The resulting sales are converted into Argentine pesos at the exchange rate as of the last day of the month of the transaction and are paid 42 days later.

As a result of this system, our revenues are highly dependent on actions taken by regulatory authorities. Any change in the current system could have a material adverse effect on our revenues and, as a result, our results of operations.

Factors beyond our control may affect our ability to win public bids for new generation capacity, or affect or delay the completion of new power plants once we have been awarded projects

Our business plan contemplates an investment in new energy generation projects in order to expand our generating capacity by more than 2,020.27 MW. This includes more than 628.27 MW from renewable sources, including wind energy projects, as well as the installation of new thermal generation units with an installed generating capacity of 1,392 MW.

On October 7, 2016, the Ministry of Energy finalized the auction process for the installation of new renewable energy units and granted awards in the amount of 1,108.65 MW. Of these, we were awarded one wind energy project for 99 MW of generating capacity at the price of US$61.50 per MWh. On October 31, 2016, the Ministry of Energy and Mining, pursuant to Resolution No. 252/16, launched Round 1.5 of the RenovAR Program as a continuation of Round 1 and on November 25, 2016, granted awards in the amount of 1281.5 MW. Of these, we were awarded one wind energy project for 48 MW of generating capacity at the price of US$59.38 per MWh. Following Rounds 1 and 1.5 of the RenovAR Program, the Ministry of Energy and Mining pursuant to Resolution No. 275/17, which launched Round 2 of the program on August 17, 2017 and granted awards in the amount of 2,043 MW of renewable power capacity. We submitted bids for Round 2 of the RenovAR Program on October 19, 2017 and, on November 29, 2017, we were awarded a wind energy project called, “La Genoveva I,” which will allow us to add an additional capacity of 86.6 MW to our portfolio and to continue to build a presence in the renewable energies sector.

The Secretariat of Electric Energy, pursuant to Resolution SEE No. 287-E/17, called for proposals for supply of electric power to be generated through existing units, the conversion of open combined cycle units into closed combined cycle units or the installation of co-generation units. We submitted bids on August 9, 2017, and, on September 25, 2017, we were awarded the two co-generation projects with the characteristics set forth in the table below. The Terminal 6 San Lorenzo and Luján de Cuyo projects have the following two sources of income: (i) electric power sales to CAMMESA through PPAs with a 15-year term which are priced in U.S. dollars; and (ii) steam sales pursuant to separate steam supply agreements T6 Industrial S.A. and YPF, respectively, which are priced in U.S. dollars.

In addition, we have acquired four heavy-duty, highly efficient gas turbines and 130 hectares of land in the north of the Province of Buenos Aires, that could potentially allow us to develop new power capacity that could add 1,255 MW to our total installed capacity through one or more projects working under a simple cycle configuration. For example, we plan to use the Siemens gas turbine, with a capacity of 286 MW, for the Terminal 6 San Lorenzo co-generation project described above. Our objective is to use the remaining three units and the aforementioned land, in which we have already invested US$134 million, to participate, through one or more projects, in future bidding processes called by the Argentine government for new generation capacity. Because of the competition among generation companies in these auction processes, we cannot predict whether we will be awarded the projects and whether we will be able to utilize these assets as intended. In addition, as of the date of this annual report, we have already paid SEK$381.37 million (which, converted at the exchange rate quoted by the Central Bank as of the date of each payment, equals US$45.46 million) to purchase two additional Siemens gas turbines for our Luján de Cuyo project.

Delays in construction or commencement of operations of expanded capacity in our existing power plants or our new power plants could lead to an increase in our financial needs and also cause our financial returns on new investments to be lower than expected, which could materially adversely affect our financial condition and results of operations.

Factors that may impact our ability to commence operations at our existing power plants or build new power plants include: (i) the failure of contractors to complete or commission the facilities or auxiliary facilities by the agreed-upon date or within budget; (ii) the unexpected delays of third parties such as gas or electric power distributors in providing or agreeing to project milestones in the construction or development of necessary infrastructure linked to our generation business; (iii) the delays or failure by our turbine suppliers in providing fully operational turbines in a timely manner; (iv) difficulty or delays in obtaining the necessary financing in terms satisfactory to us or at all; (v) delays in obtaining regulatory approvals, including environmental permits; (vi) court rulings against governmental approvals already granted, such as environmental permits; (vii) shortages or increases in the price of equipment reflected through change orders, materials or labor; (viii) opposition by local and/or international political, environmental and ethnic groups; (ix) strikes; (x) adverse changes in the political and regulatory environment in Argentina; (xi) unforeseen engineering, environmental and geological problems; and (xii) adverse weather conditions, natural disasters, accidents or other unforeseen events. Any cost overruns could be material. In addition, any of these other factors may cause delays in the completion of expanded capacity at our existing power plants or the construction of our new power plant, which could have a material adverse effect on our business, financial condition and results of operations. These delays may also result in short-term sanctions by CAMMESA and, in extreme cases, sanctions for the duration of the contract.

Our business may require substantial capital expenditures for ongoing maintenance requirements and the expansion of our installed generation capacity

Incremental capital expenditures may be required to fund ongoing maintenance necessary to maintain our power generation and operating performance and improve the capabilities of our electric power generation facilities. Furthermore, capital expenditures will be required to finance the cost of our current and future expansion of our generation capacity. If we are unable to finance any such capital expenditures in terms satisfactory to us or at all, our business and the results of our operations and financial condition could be adversely affected. Our financing ability may be limited by market restrictions on financing availability for Argentine companies. See “—Risk Relating to Argentina— A lack of financing for Argentine companies due to the unresolved litigation with holdout bondholders, may negatively impact our financial condition or cash flows” and “Item 4.B. Business Overview.”

The non-renewal or early termination of the HPDA Concession Agreement would adversely affect our results of operations

The HPDA Concession Agreement executed between us and the Argentine government, pursuant to which we are permitted to operate our Piedra del Águila plant, expires on December 29, 2023. This plant has a total installed capacity of 1,440 MW, and it represented approximately 28.30% of our generation from continuing operations and 22.59% of our total generation, and 20.39% of our revenues from continuing operations in 2017 and 14.90% of our total revenues in 2017. We currently intend to renew the HPDA Concession Agreement prior to its expiration. If the HPDA Concession Agreement expires without renewal, we will be required to revert the assets to the Argentine government. The HPDA Concession Agreement also contains various requirements related to the operation of the hydroelectric plant and compliance with laws and regulations. The non-performance of the HPDA Concession Agreement could give rise to certain penalties and even the termination of the concession. If the concession were terminated, it would be granted to a new company organized by the Argentine government and a tender offer would be carried out for selling the new company’s shares of stock. The proceeds to be received by us in such tender offer would be calculated based on a formula in which the proceeds of the tender decrease as the expiration of the concession term comes closer. Any non-renewal or early termination of the HPDA Concession Agreement would materially and adversely affect our financial condition and results of operation.

Our interests in TJSM, TMB and CVOSA may be significantly diluted

As of the date of this annual report, we have a 30.8752% interest in TJSM and a 30.9464% interest in TMB, both companies that are engaged in managing the purchase of equipment, building, operating and maintaining power plants constructed under the FONINVEMEM program. We have the right to name two out of nine directors on the board of directors of each company. As of the date of this annual report, we also own 56.19% of CVOSA, the company that operates the thermal power plant in Timbues. After ten years of operations of each company (which will occur on February 2, 2020 for TJSM, January 7, 2020 for TMB and March 20, 2028 for CVOSA), each company is entitled to receive property rights to such power plants from the respective trusts currently holding such power plants. At such time, since the Argentine government financed part of the construction, it will be incorporated as a shareholder of TJSM, TMB and CVOSA, and our interests in TJSM, TMB and CVOSA may be diluted. In the case of TJSM and TMB, we cannot estimate the exact effects of such potential dilution due to the fact that the Argentine government’s stake in these companies depends on the funds provided by the Argentine government for the construction of each plant, which has not yet been defined. In the case of CVOSA, although the effect of the potential dilution has also not yet been defined for the same reasons, the Argentine government’s stake in CVOSA will be at least 70% pursuant to FONINVEMEM arrangements for CVOSA. Any dilution of our interest in TJSM, TMB or CVOSA could reduce our income, which could adversely affect our results of operations. See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

Future changes in the rainfall amounts in the Limay River basin could adversely affect the revenues from the Piedra del Águila concession and, therefore, our financial results

As a hydroelectric facility, Piedra del Águila depends on the availability of water resources in the Limay River basin for electric power generating purposes, which in turn depends on the rainfall amounts in the area. In 1996, 2007 and 2012, and in particular in 1998, 1999 and 2016, the area experienced record-low rainfall levels. Lack of water resulted in lower electric power generation and, therefore, lower revenue. However, rainfall levels, and therefore electric generation, were significantly higher than average during 1995, 2001, 2002, 2005 and 2006. For more information about Piedra del Águila’s seasonality, see “Item 4.B. Business Overview—Seasonality.”

In the event of critically low water levels, the Intergovernmental Basin Authority, which is in charge of managing the basin of the Limay, Neuquén and Negro rivers, is entitled to manage the water flows according to its flow control standards, which could result in lower water resources for us, which in turn, would result in decreased generation activities. Further, under the HPDA Concession Agreement, we are not entitled to receive any compensation for revenue losses as a result of such actions.

The Limay River basin’s flow may not be sufficient to maintain a regular generation level at Piedra del Águila and the enforcement authority may implement unfavorable measures for Piedra del Águila, and therefore, for us, which could adversely affect our financial condition and our results of operations.

Our ability to operate wind farms profitably is highly dependent on suitable wind and associated weather conditions

The amount of energy generated by, and the profitability of, wind farms are highly dependent on climate conditions, particularly wind conditions, which can vary materially across locations, seasons and years. Variations in wind conditions at wind farm sites occur as a result of daily, monthly and seasonal fluctuations in wind currents and, over the longer term, as a result of more general climate changes and shifts. Because turbines will only operate when wind speeds fall within certain specific ranges that vary by turbine type and manufacturer, if wind speeds fall outside or towards the lower end of these ranges, energy output at our wind farms would decline.

If in the future the wind resource in the areas where our wind farms are located is lower than expected, electricity production at such wind farms would be lower than expected and consequently could materially adversely affect our results of operations.

Our insurance policies may not fully cover damage, and we may not be able to obtain insurance against certain risks

We maintain insurance policies intended to mitigate our losses due to customary risks. These policies cover our assets against loss for physical damage, loss of revenue and also third-party liability. However, we may not have sufficient insurance to cover any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, all of which could have a material adverse effect on our operations and financial position. In addition, an insufficiency in our insurance policies could have an adverse effect on us. In such case, our financial condition and our results of operations could be adversely affected. See “Item 4.B. Business Overview—Insurance.”

Our generation operations require us to handle hazardous elements such as fuels, which could potentially result in damage to our facilities or injuries to our personnel

Although we comply with all applicable environmental safety laws and best practices, any accident involving the fuels with which we operate could have adverse environmental consequences and could damage our industrial facilities or our personnel.

Any structural damage to the dam or any other structure located in any of our hydroelectric plants could compromise its electric power generating capacity. Any generation constraints resulting from structural damage could have a material adverse effect on our financial condition and results of operations.

We may be exposed to lawsuits and or administrative proceedings that could adversely affect our financial condition and results of operations

In the ordinary course of our business we enter into agreements with CAMMESA and other parties. Even though we do not currently have any material litigation or administrative proceeding, litigation and/or regulatory proceedings are inherently unpredictable, and excessive verdicts do occur. Adverse outcomes in lawsuits and investigations could result in significant monetary damages, including indemnification payments, or injunctive relief that could adversely affect our ability to conduct our business and may have a material adverse effect on our financial condition and results of operations.

Energy demand is seasonal, largely due to climate conditions

Energy demand fluctuates according to the season and climate conditions may materially and adversely impact energy demand. During the summer (December through March), energy demand may increase significantly due to the need for air conditioning and, during winter (June through August), energy demand may fluctuate according to the needs for lighting and heating. As a result, seasonal changes could materially and adversely affect the demand for energy and, consequently, affect our results of operations and financial condition (in particular sales derived from the Energía Plus regulatory framework, which is dependent on demand rather than on capacity committed under contract).

We may undertake acquisitions and investments to expand or complement our operations that could result in operating difficulties or otherwise adversely affect our financial conditions and results of operations

In order to expand our business, from time to time, we may carry out acquisitions and investments which offer added value and are consistent with or complementary to our business strategy.

For example, in 2015, we acquired: (i) a direct and indirect interest of 24.99% in DGCU’s stock capital; and (ii) a direct and indirect interest of 44.10% of DGCE’s stock capital, both of which operate in a highly regulated industry. The results of these companies’ operations are influenced by the applicable regulatory framework and the interpretation and enforcement of such regulatory framework by ENARGAS, the governmental authority created to regulate privatized natural gas transmission and distribution companies. Their licenses are subject to revocation under certain circumstances. If any of these events were to occur, it could have a material adverse effect on them and, as a result, on us.

In connection with potential acquisition and investment transactions, we may be exposed to various risks, including those arising from: (i) not having accurately assessed the value, future growth potential, strengths, weaknesses and potential profitability of potential acquisition targets; (ii) difficulties in successfully integrating, operating, maintaining or managing newly-acquired operations, including personnel; (iii) unexpected costs of such transactions; or (iv) unexpected contingent or other liabilities or claims that may arise from such transactions. If any of these risks were to materialize, it could adversely affect our financial condition and results of operations.

If we were to acquire another energy company in the future, such acquisition could be subject to the Argentine Antitrust Authority’s approval

The Antitrust Law provides that any transactions involving the acquisition, transfer or control of another company’s assets will be subject to the Comisión Nacional de Defensa de la Competencia (CNDC) (“Argentine Antitrust Authority”) prior consent and approval in the event that (i) the total revenues of the companies involved for the last fiscal year exceeds the sum of Ps.200 million in Argentina; and (ii) the transaction amount or the value of the transferred assets located in Argentina exceeds Ps.20 million.

The Argentine Antitrust Authority will determine whether any acquisition subject to its prior approval negatively impacts competitive conditions in the markets in which we compete or adversely affects consumers in these markets. Although we are not contemplating any business combination as of the date of this annual report, if the Argentine Antitrust Authority were to reject any business combination or if such authority were to take any action to impose conditions or performance commitments on us as part of the approval process for any business combination, it could adversely affect our financial condition and results of operations and prevent us from achieving the anticipated benefits of such acquisition.

We depend on senior management and other key personnel for our current and future performance

Our current and future performance depends to a significant degree on our qualified senior management team, and on our ability to attract and retain qualified management. Our future operations could be harmed if any of our senior executives or other key personnel ceased working for us. Competition for senior management personnel is intense, and we may not be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and of seeking a replacement. Any inability to fill vacancies in our senior executive positions on a timely basis could harm our ability to implement our business strategy, which would harm our business and results of operations.

We could be affected by material actions taken by the trade unions

Although we have stable relationships with our work force, in the past we experienced organized work stoppages and strikes, and we may face such work stoppages or strikes in the future. Labor claims are common in the Argentina energy sector, and in the past, unionized employees have blocked access and caused damages to the facilities of various companies in the industry. Moreover, we have no insurance coverage for business interruptions caused by workers’ actions, which could have an adverse effect on our results of operations.

We are subject to anticorruption, anti-bribery, anti-money laundering and other laws and regulations

We are subject to anti-corruption, anti-bribery, anti-money laundering and other laws and regulations. We may be subject to investigations and proceedings by authorities for alleged infringements of these laws. Although we perform compliance processes and maintain internal control systems, these proceedings may result in fines or other liabilities and could have a material adverse effect on our reputation, business, financial conditions and result of operations. If any such subsidiaries, employees or other persons engage in fraudulent, corrupt or other unfair business practices or otherwise violate applicable laws, regulations or internal controls, we could become subject to one or more enforcement actions or otherwise be found to be in violation of such laws, which may result in penalties, fines and sanctions and in turn adversely affect our reputation, business, financial condition and result of operations.

Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, liquid fuel.

The supply and price of natural gas and liquid fuel used in our thermal generation plants has been in the past, and may in the future be, affected by, among other things, the availability of natural gas and liquid fuel in Argentina, given the current shortage of natural gas supply and declining reserves in Argentina. In particular, many oil and gas fields in Argentina are mature and in recent years have not been subject to significant investment into development and exploration activities and, therefore, reserves are likely to be depleted.

Pursuant to Resolution No. 95/2013, as amended, CAMMESA is in charge of managing and supplying all fuels required to run our thermal plants. If in the future we were to become required to purchase our own natural gas or liquid fuel from third parties, we cannot assure you that we will be able to purchase natural gas or liquid fuel at prices that are fully reimbursable by CAMMESA and, even if CAMMESA accepted to reimburse us for such amounts, it may be uncertain when such reimbursements would occur. In addition, natural gas delivery depends on the infrastructure (including barge facilities, roadways and natural gas pipelines) available to serve each generation facility. As a result, our thermal plants are subject to the risks of disruptions or curtailments in the fuel delivery chain and infrastructure. Any such disruption or curtailment may result in the unavailability, or higher prices, of natural gas or liquid fuel. Moreover, if in the future we are required to purchase our own natural gas or liquid fuel from third parties at prices that are not fully reimbursable by CAMMESA, such situation may have a material adverse effect on our financial condition and results of operations.

Risks Relating to our Shares and ADSs

It may be difficult for you to obtain or enforce judgments against us

We are incorporated in Argentina. All of our directors and executive officers reside outside the United States, and substantially all of our and their assets are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce judgments against them or us in U.S. courts. We have been advised by our special Argentine counsel, Bruchou, Fernández Madero & Lombardi, that there is doubt as to the enforceability in original actions in Argentine courts of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Argentine courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. The enforcement of such judgments will be subject to compliance with certain requirements under Argentine law, such as Articles 517 through 519 of the Argentine Code of Civil and Commercial Procedure, including the condition that such judgments do not violate the principles of public policy of Argentine Law, as determined by an Argentine court. In addition, an Argentine court will not order an attachment on property located in Argentina and determined by such court to be essential for the provision of a public service.

Future exchange controls and restrictions on the repatriation of capital from Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the market value of the ADSs

In 2001 and 2002 Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad, including payments of dividends. In addition, new regulations were issued in the last quarter of 2011, which significantly curtailed access to the MULC by individuals and private sector entities. More recently, since December 2015 the new Argentine administration has lifted many of the foreign exchange restrictions imposed in 2011, including the lifting of certain restrictions for the repatriation of portfolio investment by non-resident investors. As a consequence, with respect to the proceeds of any sale of common shares underlying the ADSs, as of the date of this annual report, the conversion from pesos into U.S. dollars and the remittance of such U.S. dollars abroad is not subject to prior approval of the Argentine Central Bank, provided that the foreign beneficiary is either a natural or legal person residing in or incorporated and established in jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency.”

Argentina may impose new stricter exchange controls and transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the peso. In such a case, the ADS Depositary may be prevented from converting pesos it receives in Argentina for the account of the ADS holders. If this conversion is not possible, the deposit agreement allows the ADS Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the ADS Depositary cannot convert the foreign currency, holders of our ADSs may lose some or all of the value of the dividend distribution. Also, if payments cannot be made in U.S. dollars abroad, the repatriation of any funds collected by foreign investors in pesos in Argentina may be subject to restriction. In such event, the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs and the market value of our shares and ADSs may be adversely affected.

We will be traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets

Our common shares are listed on the BYMA and, since February 2, 2018, our ADSs are listed on the NYSE. Any markets that may develop for our common shares or for the ADSs may not have liquidity and the price at which the common shares or the ADSs may be sold is uncertain.

Trading in the ADSs or our common shares on these markets takes place in different currencies (U.S. dollars on the NYSE and pesos on the BYMA), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Argentina). The trading prices of the securities on these two markets may differ due to these and other factors. Any decrease in the price of our common shares on the BYMA could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying common shares for trading on the other market without effecting necessary procedures with the ADS Depositary. This could result in time delays and additional cost for holders of ADSs.

Under Argentine Corporate Law, shareholder rights may be fewer or less well defined than in other jurisdictions

Our corporate affairs are governed by our bylaws and by Argentine Law No. 19,550, as amended (the “Argentine Corporate Law”), which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States (such as Delaware or New York), or in other jurisdictions outside Argentina. Thus, the rights of holders of our ADSs or holders of our common shares under the Argentine Corporate Law to protect their interests relative to actions by our Board of Directors may be fewer and less well defined than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets may not be as highly regulated or supervised as the U.S. securities markets or markets in some of the other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, or other jurisdictions outside Argentina, putting holders of our common shares and the ADSs at a potential disadvantage.

Holders of our common shares and the ADSs located in the United States may not be able to exercise preemptive or accretion rights

Under the Argentine Corporate Law, if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to a proportional number of shares to maintain their existing ownership percentage. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights. Upon the occurrence of any future increase in our capital stock, United States holders of common shares or ADSs will not be able to exercise the preemptive and related accretion rights for such common shares or ADSs unless a registration statement under the Securities Act is effective with respect to such common shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those common shares or ADSs. We may not file such a registration statement, or an exemption from registration may not be available. Unless those common shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our common shares or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be sold by the ADS Depositary; if they cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of common shares or ADSs located in the United States may be diluted proportionately upon future capital increases.

Non-Argentine companies that own our common shares directly and not as ADSs may not be able to exercise their rights as shareholders unless they are registered in Argentina

Under Argentine law, foreign companies that own shares in an Argentine corporation are required to register with the Inspección General de Justicia (Superintendency of Legal Entities, or the “IGJ”), in order to exercise certain shareholder rights, including voting rights. Holders owning common shares directly (rather than ADSs) that are non-Argentine companies and are not registered with the IGJ may be limited in their ability to exercise their rights as holders of our common shares.

Voting rights, and other rights, with respect to the ADSs are limited by the terms of the deposit agreement

Holders may exercise voting rights with respect to the common shares underlying ADSs only in accordance with the provisions of the deposit agreement. There are no provisions under Argentine law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the ADS Depositary with respect to the underlying common shares, except if the ADS Depositary is a foreign entity and it is not registered with the IGJ. The ADS Depositary is registered with the IGJ. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Law No. 26,831 requires us to notify our shareholders by publications in certain official and private newspapers of at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the deposit agreement, we will provide the notice to the ADS Depositary, which will in turn, if we so request, as soon as practicable thereafter provide to each ADS holder:

●	the notice of such meeting;

●	voting instruction forms; and

●	a statement as to the manner in which instructions may be given by holders.

To exercise their voting rights, ADS holders must then provide instructions to the ADS Depositary how to vote the shares underlying ADSs. Because of the additional procedural step involving the ADS Depositary, the process for exercising voting rights will take longer for ADS holders than for holders of our common shares. Except as described in this annual report, holders of the ADS will not be able to exercise voting rights attaching to the ADSs.

Also, section 7.6 of the deposit agreement provides that each of the parties to the deposit agreement (including, without limitation, each holder and beneficial owner) waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding against us and/ or the ADS Depositary. This provision may have the effect of limiting and discouraging lawsuits against us and/ or the ADS Depositary. Moreover, you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The relative volatility and illiquidity of the Argentine securities markets may substantially limit our ADS holders’ ability to sell common shares underlying the ADSs at the price and time they desire

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. During December 2017, the ten largest Argentine companies in terms of their weight in the MERVAL index represented approximately 63.19% of its composition. Accordingly, although holders of our ADSs are entitled to withdraw the common shares underlying the ADSs from the ADS Depositary at any time, their ability to sell such shares at a price and time at which they wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D.—Exchange Controls.”

Substantial sales of our common shares or the ADSs after the global offering could cause the price of the common shares or of the ADSs to decrease

After the global offering of our common shares and ADSs on February 2, 2018, the existing shareholders continue to hold a large number of shares. We, our directors, certain of our significant shareholders, including the selling shareholders, and members of senior management listed in “Item 6. Directors, Senior Management and Employees——Senior Officers”, who, as of April 24, 2018, own in aggregate 36.48% of our outstanding common shares, have agreed with the international underwriters to the global offering, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of or hedge our shares of capital stock or ADSs or securities convertible into or exercisable or exchangeable for shares of capital stock or ADSs during the 180-day period following the date of the global offering without the prior written consent of the representatives (the “lock-up agreements”). For further information on the lock-up agreements, see “Underwriting” in our Registration Statement filed pursuant to Rule 424(b)(4) with the Commission on February 2, 2018 (File No. 333-222402). After these lock-up agreements expire, they will be able to sell their securities in the public market. Also, the Argentine government authorized the Ministry of Energy and Mining to promote the measures necessary to proceed with the sale, assignment or transfer of the equity interest owned by the Argentine government in power plants, including its interest in our Company (representing 8.25% of our outstanding shares). See “Item 4.B. Business Overview—The Argentine Electric Power Sector—General Overview of Legal Framework—Changes to the Electric Power Sector under the Macri Administration.” The market price of our common shares or the ADSs could drop significantly if they sell our common shares or the ADSs or the market perceives that they intend to sell them.

Our shareholders may be subject to liability for certain votes of their securities

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine Corporate Law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

We are an “emerging growth company” and are availing ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make the ADSs or our common shares less attractive to investors

We are an EGC as defined in the U.S. Jumpstart Our Business Startups Act of 2012, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation.

We cannot predict if investors will find the ADSs or our common shares less attractive because we may rely on these exemptions. If some investors find the ADSs or our common shares less attractive as a result, there may be a less active trading market for the ADSs or our common shares and the price of the ADSs or our common shares may be more volatile. We may take advantage of these reporting exemptions until we are no longer an EGC.

We will cease to be an EGC upon the earliest of: (1) the last day of the fiscal year during which we have revenue of US$1.07 billion or more, (2) the last day of the fiscal year following the fifth anniversary of the date of this prospects, (3) the date on which we have issued more than US$1 billion in non-convertible debt during the previous three-year period or (4) when we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the Commission than a U.S. company. This may limit the information available to holders of our ADSs

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the Commission under cover of the Commission’s Form 6-K, we are not required to file periodic reports and financial statements with the Commission as frequently or as promptly as U.S. public companies. Accordingly, there may be less information concerning our company publicly available than there is for U.S. public companies.

As a foreign private issuer, we are not subject to certain NYSE corporate governance rules applicable to U.S. listed companies

We rely on a provision in the NYSE Listed Company Manual that allows us to follow Argentine law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE.

For example, we are exempt from NYSE regulations that require a listed U.S. company, among other things, to:

●
have a majority of our board of directors be independent;

●
establish a nominating and compensation composed entirely of independent directors;

●
adopt and disclose a code of business conduct and ethics for directors, officers and employees; and

●
have an executive session of solely independent directors each year.

The market price for our common shares or ADSs could be highly volatile

The market price for our common shares or the ADSs after the global offering is likely to fluctuate significantly from time to time in response to factors including:

●
fluctuations in our periodic operating results;

●
changes in financial estimates, recommendations or projections by securities analysts;

●
changes in conditions or trends in our industry;

●
changes in the economic performance or market valuation of our competitors;

●
announcements by our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

●
events affecting equities markets in the countries in which we operate;

●
legal or regulatory measures affecting our financial conditions;

●
departures of management and key personnel; or

●
potential litigation or the adverse resolution of pending litigation against us or our subsidiaries.

Volatility in the price of our common shares or the ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us, as well as announced changes in our business plans or those of competitors, could adversely affect the trading price of our common shares or the ADSs, regardless of the likely outcome of those developments or proceedings. Moreover, statements made about our Company, whether publicly or in private, may be misconstrued, particularly if read out of context. In a personal message in Spanish to an acquaintance in Argentina in December 2017, which was retransmitted without authorization, Mr. Pérès Moore, the Chairman of our Board of Directors, stated in effect that Central Puerto is a valuable company, that its stock has risen substantially, and that whether there could be upside remains to be discussed. Mr Pérès Moore did not intend to express any view about the future value of the shares, other than the uncertainty derived from factors such as the ones described in this risk factor.

Broad market and industry factors could adversely affect the market price of our common shares or ADSs at any time, regardless of our actual operating performance.

Upon becoming a registered public company and as we continue to test our internal controls, we may identify internal control issues

Our internal controls over financial reporting are not yet required to meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and our common shares or the ADSs.

Because currently we do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. We will be required to document, review and, if appropriate, improve our internal controls and procedures in anticipation of eventually being subject to the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal controls over financial reporting beginning with the filing of our second annual report with the Commission and, when we cease to be an EGC, an attestation report by our independent auditors evaluating these assessments. During the course of our testing, we may identify deficiencies of which we are not currently aware.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our consolidated financial statements. Confidence in the reliability of our consolidated financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could in turn limit our access to capital markets and possibly, harm our results of operations, and lead to a decline in the trading price of our common shares or the ADSs.

The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce

Under Argentine law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under U.S. law as a result of Argentina’s short history with these types of claims and few successful cases. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

Holders of our common shares may determine not to pay any dividends

In accordance with the Argentine General Corporate Law 19,550, as amended, which we refer to as the Argentine Corporate Law, after allocating at least 5% of our annual net earnings to constitute a mandatory legal reserve, we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our consolidated financial statements prepared in accordance with IFRS. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

We may be a passive foreign investment company for U.S. federal income tax purposes

A non-U.S. corporation will be considered a passive foreign investment company, which we refer to as a PFIC, for U.S. federal income tax purposes in any taxable year in which 75% or more of its gross income is
“passive income” or 50% or more of its assets (determined based on a quarterly average) constitute “passive assets.” The determination as to whether a non-U.S. corporation is a PFIC is based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of income and assets of the non-U.S. corporation from time to time and, in certain cases, the nature of the activities performed by its officers and employees.

Based upon our current and projected income, assets and activities, we do not expect to be considered a PFIC for our current taxable year or for future taxable years. However, because the determination of whether we are a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder, as defined in “Item 10.E. Taxation—Certain United States Federal Income Tax Considerations,” holds the ADSs or common shares, the U.S. Holder might be subject to increased U.S. federal income tax liability and to additional reporting obligations. See “Item 10.E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.” U.S. Holders are encouraged to consult their own tax advisors regarding the applicability of the PFIC rules to their purchase, ownership and disposition of the ADSs or common shares.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business
Since the global offering, we are required to comply with various regulatory and reporting requirements, including those required by the Commission in addition to our existing reporting requirements by the CNV. Complying with these reporting and regulatory requirements will be time consuming, resulting in increased costs to us or other adverse consequences. As a public company, we will be subject to the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, as well as to the Argentine Capital Markets Law and CNV rules. These requirements may place a strain on our systems and resources. The Exchange Act applicable to us requires that we file annual and current reports with respect to our business and financial condition. Likewise, CNV rules require that we make annual and quarterly filings and that we comply with disclosure obligations including current reports. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we committed significant resources, hired additional staff and provided additional management oversight. We are implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, results of operations and financial condition.

Item 4.
Information of the Company

Recent Political and Economic Developments in Argentina

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration assumed office on December 10, 2015.

On October 22, 2017, mid-term legislative elections were held at the federal and provincial government levels. Macri’s Cambiemos alliance obtained the most votes in the City of Buenos Aires, as well as in the provinces of Buenos Aires, Chaco, Córdoba, Corrientes, Entre Ríos, Jujuy, La Rioja, Mendoza, Neuquén, Salta, Santa Cruz and Santa Fe. As a result, as of December 10, 2017, Cambiemos increased its representation in the Argentine Congress by nine senators (holding in the aggregate 24 of a total of 72 seats in the Senate) and by 21 members of the Chamber of Deputies (holding in the aggregate 107 of a total of 257 seats in such Chamber).

Since assuming office, the Macri administration has announced and implemented several significant economic and policy reforms, including:

●
INDEC reforms. On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to the CPI, GDP, poverty and foreign trade data, the Macri administration declared the national statistical system and the INDEC in a state of administrative emergency through December 31, 2016, which was not renewed. The INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms. See “—The credibility of several Argentine economic indices has been called into question, which has led to a lack of confidence in the Argentine economy and could affect your evaluation of the market value of the ADSs.” As of the date of this annual report, the INDEC has begun publishing certain revised data, including GDP, poverty, foreign trade and balance of payment statistics.

●
Agreement with holdout creditors. The Macri administration has reached agreements with a large majority of holdout creditors (in terms of claims) and regained access to the international financial markets for the country. For more information on these agreements, see “—A lack of financing for Argentine companies due to the unresolved litigation with holdout bondholders may negatively impact our financial condition or cash flows.”

●
Foreign exchange reforms. The new administration eliminated a significant portion of foreign exchange restrictions, including currency controls that were imposed by the previous administration. With the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new player to the system, the free-floating exchange market (the “Exchange Market”) was created by virtue of Decree N° 27/2018 published on January 11, 2018. Furthermore, on August 8, 2016, the Central Bank introduced material changes to the foreign exchange regime and established a new foreign exchange regime by means of Communication “A” 6037 and Communication “A” 6244 which significantly ease access to the Exchange Market. Furthermore, on December 26, 2017, by virtue of Communication “A” 6401, the Central Bank replaced the reporting regimes set forth by Communications “A” 3602 and “A” 4237 with a new, unified regime applicable for information as of December 31, 2017. The unified reporting regime involves an annual mandatory statement filing for every person whose total flow of funds or balance of assets and liabilities is or exceeds US$1 million during the previous calendar year. See “Item 10.D—Exchange Controls.”

●
Foreign trade reforms. The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors, particularly the agricultural sector. The Macri administration eliminated export duties on wheat, corn, beef, mining and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30% beginning on January 2018 and until December 2019. Further, a 5% export duty on most industrial exports was eliminated. With respect to payments for imports of goods and services, the Macri administration announced the elimination of amount limitations for access to the MULC.

●
Fiscal policy. The Macri administration took steps to anchor the fiscal accounts, reducing the primary fiscal deficit by approximately 1.3% of GDP in December 2015 through a series of taxation and other measures and announced its intention to reduce the primary fiscal deficit in 2016 and 2017 from approximately 5.8% of GDP in 2015, in part by eliminating public services subsidies that were in place, such as those applying to electric power and gas services. For 2018, the Argentine government set a fiscal deficit target of 4.2% of GDP. For 2017, the aggregate primary fiscal deficit was reported to be 3.8% of GDP. The Macri administration's aim is to achieve a primary fiscal deficit of 2.2% GDP in 2019, and 1.2% in 2020.

●
Correction of monetary imbalances. The Macri administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next three years. The Central Bank has increased its efforts to reduce excess monetary imbalances and also raised peso interest rates to counterbalance inflationary pressure. On December 28, 2017, the Central Bank announced its inflation targets for 2018, 2019 and 2020. The inflation target for 2018 is 15%, an increase from the Central Bank’s previous target range of 8%-12% for the same year. Inflation targets for 2019 and 2020 are 10% and 5%, respectively.

●
National electric power state of emergency and reforms. Following years of very limited investment in the energy sector, as well as the continued freeze on electric power and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis. In December 2015 the Macri administration declared a state of emergency with respect to the national electric power system, which remained in effect until December 31, 2017. The state of emergency allowed the Argentine government to take actions designed to ensure the supply of electric power to the country, such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electric power system. In addition, the Macri administration announced the elimination of certain energy subsidies and a substantial increase in electric power rates. By correcting tariffs and subsidies and modifying the regulatory framework, the Macri administration aims to correct distortions in the energy sector and stimulate investment. Following tariff increases, preliminary injunctions suspending such increases were requested by customers, politicians and non-governmental organizations that defend customers’ rights, which preliminary injunctions were granted by Argentine courts. Among the different rulings in this respect, two separate rulings led to the suspension of end-users tariff increases of electric power in the Province of Buenos Aires and in the whole territory of Argentina. However, on September 6, 2016, the Supreme Court denied these injunctions that suspended end-users electric power tariff increases, arguing formal objections and procedural defects and therefore, as of the date of this annual report, increases of the electric power end-users tariffs are not suspended.

Pursuant to Resolution No. 522/16, the ENRE ordered a public hearing to be held to evaluate the proposals for the full tariff review filed by EDENOR and EDESUR for the period beginning January 1, 2017 to December 31, 2021. The hearing was held on October 28, 2016 and, following such hearing, on January 31, 2017, the ENRE issued Resolution No. 63/17, by virtue of which such administrative authority approved the tariffs to be applied by EDENOR. Similarly, Resolution No. 64/17 approved EDESUR’s tariffs. With regards to transmission tariffs, seven public hearings were held pursuant to Resolutions Nos. 601/16, 602/16, 603/16, 604/16, 605/16, 606/16, 607/16 of the ENRE. In such public hearings the tariff proposals filed by transmission companies Transener S.A, Distrocuyo S.A., Transcomahue S.A., Ente Provincial de Energía de Neuquén, Transba S.A., Transnea S.A., Transnoa S.A., and Transpa S.A. for the period beginning January 1, 2017 to December 31, 2021 were evaluated. Pursuant to Resolutions Nos. 66/17, 68/17, 69/17, 71/17, 73/17, 75/17, 77/17 and 79/17, the ENRE approved the new applicable tariffs of such companies.

Recent Developments

La Plata Plant Sale

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant for a total sum of US$31.5 million (without VAT), subject to certain conditions. On February 8, 2018, after such conditions were met, the plant was transferred to YPF EE, including generation assets, personnel and agreements related to the operation and/or maintenance of the La Plata plant’s assets, with effective date January 5, 2018. Consequently, as of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation. See “Item 5.A. Operating Results—Factors Affecting our Results of Operations—Sale of the La Plata Plant” and Note 21 to our audited consolidated financial statements.

Approval of Commercial Operations of thermal plant Central Vuelta de Obligado

Effective as of March 20, 2018, CAMMESA approved the commercial operations in the WEM of units TG11, TG12 and TV10, as a combined cycle of the thermal plant Central Vuelta de Obligado, located in the Province of Santa Fe, with an installed capacity of 778.884 MW (net power output to the grid) (the “Commercial Approval”).

As a consequence of the CVO Commercial Approval and pursuant to the “Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011” executed on November 25, 2010 among the Secretariat of Energy and Central Puerto along with other electric power generators (the “CVO agreement”), we are entitled to collect LVFVD that accrued between 2008 and September 2010, after adding the interest established by Art. 3 of Resolution SE 406/03 and converted into US dollars at the exchange rate of the date of the CVO agreement. Pursuant to the Agreement for LVFVD during 2008-2011, this capital accrues interest, starting from the date of the CVO agreement (i.e., November 25, 2010), at 30-day LIBOR plus 5.00%. Additionally, certain receivables that accrued after September 2010 and were also included in the CVO agreement, accrue interest at 30-day LIBOR plus 5.00%, starting from the due date of each of these receivables.

The total estimated amount due to us under the CVO agreement is US$545 million (including VAT), which will be collected in 120 equal, consecutive, monthly installments, starting from the date of Commercial Approval, accruing interest at 30-day LIBOR plus 5.00% interest. We estimate that, as a result of the foregoing, we will have a one-time gain, before income tax, of approximately Ps. 8,900 million, at an exchange rate of Ps. 20.17 to US$1.00, which was the spot bid exchange rate reported by the Banco de la Nación Argentina for wire transfers (divisas) as of March 20, 2018, which will be recognized by us in our interim financial statements as of and for the three-month period ended March 31, 2018.

Potential sale of our interest in ECOGAS

We are currently assessing various strategic opportunities regarding DGCU and DGCE, including a possible sale of our equity interest in them. On January 26, 2018, the shareholders of DGCE approved the admission of DGCE to the public offering regime in Argentina. On March 14, 2018, the Company authorized the offer of up to 10,075,952 common class B shares of DGCE, in a potential public offering, subject to market conditions. This authorization was encompassed within the February 23, 2018 authorization of the Board of Directors of Central Puerto for the sale of up to 27,597,032 common B shares of DGCE. As of the date of this annual report, we continue to evaluate this strategy.

Acquisition of Vientos La Genoveva S.A.

On March 7, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva S.A. and, on that same date, transformed it into a S.A.U. (a sociedad anónima unipersonal or single-shareholder company). Vientos La Genoveva S.A.U. is a company engaged in the generation and commercialization of electric power through renewable sources. For more information on La Genoveva I, the wind energy project that we are developing through our subsidiary Vientos La Genoveva S.A.U., see “Item 5.A Operating Results—Proposed Expansion of Our Generating Capacity” and “Item 5.A Operating Results—Public Bid Process for New Renewable Energy Generation Units.”

Resale of natural gas transport capacity

The contract between us and Transportadora de Gas del Sur (“TGS”) for the natural gas transportation capacity has remained effective after the sale of the La Plata plant. Pursuant to the terms of our agreement with YPF, we resell our gas transportation capacity to YPF through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we have requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas seller to permit the resale of our gas transportation capacity to YPF without the risk of intervention from interested third parties. As of the date of this annual report, our registration as a natural gas seller is pending.

Preliminary Merger Agreement between IGCE, IGCU, RPBC and MAGNA

On March 28, 2018, the Board of Directors of IGCE, IGCU, RPBC Gas S.A. (“RPBC”) and Magna Inversiones S.A. (“Magna”), approved the Preliminary Merger Agreement (Compromiso Previo de Fusión) of the aforementioned companies (the “Merger”), in which IGCE will act as the surviving company and IGCU, RPBC and Magna, as absorbed companies. As a result of the procedure established in the applicable law (the General Corporation Law), a general meeting of shareholders of the companies participating in the Merger has been convened for May 28, 2018 to consider the Merger and authorize the potential execution of the Definitive Merger Agreement (Acuerdo Definitivo de Fusión). Notwithstanding the foregoing, the Merger is subject to authorization by the national gas regulatory entity (“ENARGAS”). Upon the ENARGAS approval, the Merger is expected to be registered in the Public Registry of Commerce of the City of Buenos Aires.

Dividends from DGCE, IGCE and IGCU

On February 23, 2018, we received dividends from DGCE in the amount of US$6,482,009, and on March 2, 2018, we received dividends from IGCE in the amount of US$7,099,316. In addition, on April 16, 2018, we received dividends from IGCU in the amount of US$6,042,152 (for further information on DGCE, IGCE and IGCU, see "Item 4.B. Business Overview – Our Affiliates.")

 Item 4.A
History and development of the Company

Central Puerto S.A. is incorporated as a sociedad anónima under the laws of Argentina. Our principal executive offices are located at Avenida Thomas Edison 2701, C1104BAB Buenos Aires, Republic of Argentina. Our telephone number is +54 (11) 4317-5900.

We were incorporated pursuant to Executive Decree No. 122/92 on February 26, 1992. We were formed in connection with the privatization process involving Servicios Eléctricos del Gran Buenos Aires (“SEGBA”) in which SEGBA’s electric power generation, transportation, distribution and sales activities were privatized. We were registered with the Public Registry of Commerce of the City of Buenos Aires on March 13, 1992 and created for a term of 99 years from the date of such registration.

In April 1992, Central Puerto, the consortium-awardee, took possession over SEGBA’s Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”) plants, and we began operations. In November 1999, the Puerto combined cycle plant, which was built on lands owned by Nuevo Puerto in the City of Buenos Aires, started to operate. In 2001, Central Puerto was acquired by the French company, Total S.A. At the end of 2006, Sociedad Argentina de Energía S.A. (“SADESA”) acquired a controlling interest in Central Puerto.

Our shares are listed on the Argentine stock market Bolsas y Mercados Argentinos S.A. (the “BYMA”) and, since February 2, 2018, have been listed on the NYSE under the symbol “CEPU.”

The below chart illustrates the development of our company through the years and the important milestones for Central Puerto and for the companies that were absorbed in the 2014 Merger and 2016 Merger:

The 2014 Merger

On October 1, 2014, we merged with three operating companies under the common control of SADESA: (i) HPDA, (ii) CTM and (iii) LPC. The purpose of the merger was to optimize operations and achieve synergies among the businesses. As a result of the merger, we increased our share capital from Ps.88,505,982 to Ps.199,742,158. We refer to this merger as the “2014 Merger.” Following the 2014 Merger, each of HPDA, CTM and LPC were dissolved.

Prior to the 2014 Merger, we owned and operated three thermal generation plants for electric power generation located within one complex in the City of Buenos Aires. Our Nuevo Puerto and Puerto Nuevo thermal generation plants are equipped with five steam turbine-generator units in the aggregate and have an installed capacity of 360 MW and 589 MW, respectively. The third plant, the Puerto combined cycle plant has two gas turbines, two heat recovery steam generators and a steam turbine, and it has a total installed capacity of 765 MW. Prior to the 2014 Merger, we had a total installed capacity of 1,714 MW and were already one of the major SADI electric power generators.

As a result of the 2014 Merger, we added the Luján de Cuyo plant, the La Plata plant, which YPF EE agreed to purchase from us, subject to certain conditions, and the Piedra del Águila hydroelectric complex.

As of December 31, 2017, we owned and operated five thermal generation plants and one hydroelectric generation plant for the generation of electric power, across four complexes in Argentina. We had a combined installed capacity of 3,663 MW and have significantly improved our position as a major SADI electric power generator, producing approximately 18.4% of the energy generated by private sector SADI generators in 2017. These figures exclude the La Plata plant which, during the same period, had an installed capacity of 128 MW and produced approximately 1% of the energy generated by private sector SADI generators in 2017. As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.

Hidroeléctrica Piedra del Águila S.A. (HPDA)

HPDA was a sociedad anónima (corporation) incorporated in 1993 that operated the Piedra del Águila hydroelectric complex with an installed capacity of 1,440 MW since it started commercial operation in 1993. HPDA entered into the HPDA Concession Agreement (as defined below) to operate and maintain the Piedra del Águila hydroelectric complex, and the HPDA Concession Agreement was assigned to us during the 2014 Merger. For more information regarding the HPDA and the HPDA Concession Agreement, see “—Electricity Generation from our Hydroelectric Complex—Piedra del Águila.”

HPDA’s controlling shareholder was Hidroneuquén S.A. (“HNQ”), a company that was under the control of the SADESA group, which held a 59.00% interest. The remaining shareholders were: (i) the Argentine government (26.00% interest), (ii) the Province of Neuquén (13.00% interest) and (iii) HPDA’s Employee Stock Ownership Program (2.00% interest). HPDA held 21.00% of the shares of CVOSA, the company that operates the thermal power plant in Timbues. Following the 2014 Merger, CVOSA became our subsidiary.

Centrales Térmicas Mendoza S.A. (CTM)

CTM was a sociedad anónima (corporation) incorporated in 1993 focused on electric power generation and steam production. Before the 2014 merger, CTM was focused on two primary activities: electric power generation and steam production. CTM owned the Luján de Cuyo plant located in Luján de Cuyo in the Province of Mendoza, which began commercial operation in 1971 with the installation of its first two steam turbines, had an installed capacity of 509 MW and was the top producer of electric power in the Cuyo region. For more information regarding CTM’s operations that were transferred to us in the 2014 Merger, see “—Electricity Generation from our Thermal Generation Plants—Luján de Cuyo plant.”

CTM’s controlling shareholder was Operating S.A. (“OSA”), a company that was under the control of the SADESA group and which held a 94.10% interest. The other shareholder was Empresa Mendocina de Energía SAPEM, which held the remaining 5.89% interest. CTM held a minority interest in CVOSA, representing 9.36% of its capital stock.

La Plata Cogeneración S.A. (LPC)

LPC was a sociedad anónima (corporation) incorporated originally under the name CMS Ensenada S.A. in 1994. LPC’s principal business activities were electric power generation and steam production. On August 23, 1994, LPC entered into a unión transitoria de empresas (similar to a joint venture) with Empresa de Energía y Vapor S.A. In March 1997, LPC acquired Empresa de Energía y Vapor S.A. LPC owned the La Plata plant, which has an installed capacity of 128 MW and started its operations in 1997. The La Plata plant is installed on property owned by YPF’s La Plata refinery, and it is the first co-generation plant commissioned as such within the WEM. For more information regarding LPC’s operations that were transferred to us in the 2014 Merger, see “—Electricity Generation from our Thermal Generation Plants—La Plata Plant.”

LPC’s controlling shareholder was OSA, which held a 96.69% interest. The other shareholder was Proener S.A.U., which held the remaining 3.31% interest. LPC held minority interests in (i) CVOSA, representing 9.36% of its stock capital, (ii) Central Puerto, representing 14.03% of its stock capital, and (iii) OSA, representing 3.21% of its stock capital.

As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”).

Distribuidora de Gas Cuyana S.A. (DGCU) and Distribuidora de Gas del Centro S.A. (DGCE)

In addition, on January 7, 2015, acting individually, but simultaneously with other investors, we acquired non-controlling equity interests in DGCU (whose shares are listed on BYMA) and DGCE. Taking into account direct and indirect interests, we acquired (i) a 22.49% equity stake in DGCU and (ii) a 39.69% equity stake in DGCE.

DGCU

DGCU was incorporated in 1992 by the Argentine government as part of the privatization of Gas del Estado S.E. (“GES”). The executive branch enacted Executive Order No. 2,453 in December 1992, whereby it granted a utility license to DGCU to distribute Natural gas through the networks in the provinces of Mendoza, San Juan and San Luis, for a term of 35 years from the date of taking possession (which occurred on December 28, 1992) with an option to extend it for ten additional years.

In December 1992, a transfer agreement was executed to transfer 60.00% of DGCU’s shares. The agreement was entered into among the Argentine government, GES, the Province of Mendoza and IGCU, which formed the consortium that became the successful bidder in the bidding process at such time. On such date, GES transferred to DGCU the assets used in the licensed utility service, net of liabilities, as an irrevocable capital contribution pursuant to Executive Orders No. 1,189/92 and 2,453/92, and DGCU took possession of the facilities and commenced operations.

As of the date of this annual report, IGCU holds a 51.00% interest in DGCU, and we hold a 44.10% interest in IGCU. Therefore, we indirectly hold a 22.49% equity interest in DGCU.

DGCE

DGCE was incorporated in 1992 by the Argentine government as part of the privatization of GES. The executive branch enacted Executive Order No. 2,454/92 in December 1992, whereby it granted a utility license to DGCE to distribute natural gas through the networks in the provinces of Córdoba, Catamarca and La Rioja for a term of 35 years from the date of taking possession (which occurred on December 28, 1992) with an option to extend it for ten additional years.

In December 1992, a transfer agreement was executed to transfer 60.00% of DGCE’s shares. The agreement was entered into among the Argentine government, GES and IGCE, which formed the consortium that became the successful bidder in the bidding process at such time. On such date, GES. transferred to DGCE the assets used in the licensed utility service, net of liabilities, as an irrevocable capital contribution pursuant to Executive Orders No. 1,189/92 and 2,454/92, and DGCE took possession of the facilities and commenced operations.

As of the date of this annual report, we hold a 44.10% interest in IGCE and a direct 17.20% interest in DGCE. Therefore, we hold, both directly and indirectly, a 39.69% in DGCE.

IGCE is the controlling shareholder of Energía Sudamericana S.A. (“ESSA”), which is a private company not listed in any commercial stock exchange, and which prepares its financial statements in accordance with Argentine GAAP. However, there are no relevant differences between Argentine GAAP applicable to ESSA and the IFRS that we apply to our financial statements. ESSA’s principal activity is the sale of natural gas. We also own a 2.45% direct equity interest in ESSA.

Ecogas had a gas distribution network covering 31,125 km and served approximately 1,311,371 customers as of December 31, 2017. In 2016, Ecogas distributed an average of 14.45 million cubic meters of natural gas per day; and in 2017, Ecogas distributed an average of 14.21 million cubic meters of natural gas per day. This volume of distribution represented approximately 11.60% and 11.85% of the gas distributed in Argentina in 2017 and in 2016, respectively, according to data from ENARGAS.

At a meeting of our shareholders on December 16, 2016, in accordance with the strategic objective of focusing on assets within the energy industry, the shareholders considered a potential sale of our equity interests in Ecogas to Magna Energía S.A., but voted to postpone the decision.

We are currently assessing various strategic opportunities regarding DGCU and DGCE, including a possible sale of our equity interest in them. On January 26, 2018, the shareholders of DGCE approved the admission of DGCE to the public offering regime in Argentina. On March 14, 2018, the Company authorized the offer of up to 10,075,952 common class B shares of DGCE with a face value of one Argentine peso (Ps. 1) per share, in a potential public offering authorized by the CNV, subject to market conditions. This authorization was encompassed within the February 23, 2018 authorization of the Board of Directors of Central Puerto, for the sale of up to 27,597,032 common B shares of DGCE. As of the date of this annual report, we continue to evaluate this strategy.

Control Acquisition by Tender Offer of Third Parties in respect of DGCU shares

On January 7, 2015, the Company acquired 49% of interests in IGCU, the parent company of DGCU and, as a result, the Company held indirectly 24.49% of DGCU’s capital stock. Following this acquisition, Magna, RPBC , Central Puerto and Mr. Federico Tomasevich (jointly, the “Offerors”) resolved to participate proportionally in the tender offer for DGCU’s shares with voting rights that were publicly listed on the BYMA in order to acquire the remaining outstanding shares of DGCU that the Offerors did not already own. On October 30, 2015, the board of directors of the CNV approved the tender offer. Upon termination of the offer in January 2016, since no acceptances were tendered, no shares were acquired in this tender offer. As of the date of this annual report, we own a 44.10% interest in IGCU and, as a result, we indirectly hold a 22.49% equity interest in DGCU. For further information on the potential merger of IGCE and IGCU, see “Item 4. Information of the Company—Recent Developments—Preliminary Merger Agreement between IGCE, IGCU, RPBC and MAGNA.”

The 2016 Merger

On January 1, 2016, we merged with three holding companies: (i) SADESA, (ii) HNQ and (iii) OSA. The purpose of the merger was to reorganize and optimize our corporate structure. As a result of the merger, we reduced our share capital from Ps.199,742,158 to Ps.189,252,782. We refer to this merger as the “2016 Merger.” Following the 2016 Merger, each of SADESA, HNQ and OSA were dissolved.

SADESA was a holding company with control over Central Puerto, HNQ and OSA that, prior to the 2016 Merger, held a 26.18% direct interest in Central Puerto, a 63.73% interest in HNQ, a 96.79% interest in OSA and a 5.10% direct interest in Proener S.A.U. HNQ was a holding company that prior to the 2016 Merger held a 17.74% interest in Central Puerto. OSA was a holding company that prior to the 2016 Merger held a 30.39% interest in Central Puerto, a 94.90% interest in Proener S.A.U. and a 20.00% interest in TGM. TGM is dedicated to the operation, maintenance and commercialization of an international gas pipeline between Argentina and Brazil.

Item 4.B
Business overview

Overview

We are the largest private sector power generation company in Argentina, as measured by generated power, according to data from CAMMESA. In the year ended December 31, 2017, we generated a total of 15,627 net GWh of power, representing approximately 18.40% of the power generated by private sector generation companies in the country during each of these periods, according to data from CAMMESA. We had an installed generating capacity of 3,663 MW as of December 31, 2017. These figures exclude the La Plata plant which, during the same period, generated a total of 837 net GWh of power, representing approximately 1% of the power generated by private sector generation companies, and as of December 31, 2017, had an installed generating capacity of 128 MW. As of December 31, 2017 the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”).

We have a generation asset portfolio that is geographically and technologically diversified. Our facilities are distributed across the City of Buenos Aires and the provinces of Buenos Aires, Mendoza, Neuquén and Río Negro. We use conventional technologies (including hydro power) to generate power, and our power generation assets include combined cycle, gas turbine, steam turbine, hydroelectric and co-generation.

The following table presents a brief description of the power plants we owned and operated as of December 31, 2017. The La Plata plant, which, effective as of January 5, 2018, we sold to YPF EE, was classified as a disposal group held for sale and its respective results as a discontinued operation as of December 31, 2017 in our audited consolidated financial statements.

Power plant	Location	Installed capacity (MW)	Technology
Puerto Nuevo(1)	City of Buenos Aires	589	Steam turbines
Nuevo Puerto(1)	City of Buenos Aires	360	Steam turbines
Puerto combined cycle(1)	City of Buenos Aires	765	Combined cycle
Luján de Cuyo plant	Province of Mendoza	509	Steam turbines, gas turbines, two cycles and mini-hydro turbine generator, producing electric power and steam
Piedra del Aguila plant	Piedra del Aguila (Limay River, bordering provinces of Neuquén and Río Negro)	1,440	Hydroelectric plant
Total continuing operations		3,663 MW
La Plata plant(2)	La Plata, Province of Buenos Aires	128	Co-generation plant producing electric power and steam
Total discontinued operations		128 MW

(1)	Part of the “Puerto Complex” as defined in “Business.”
(2)
As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”).

In addition, we participate in an arrangement known as the FONINVEMEM, which is managed by CAMMESA at the instruction of the Ministry of Energy. The prior Argentine government’s administration created the FONINVEMEM with the purpose of repaying power generation companies, like us, the existing receivables for electric power sales between 2004 and 2011 and funding the expansion and development of new power capacity.

As a result of our participation in this arrangement, we receive monthly payments for certain of our outstanding receivables with CAMMESA. In addition, we have an equity interest in the companies that operate the FONINVEMEM’s new combined cycle projects, which will be entitled to take ownership of the combined cycle projects on a date ten years from the date of their initial operation. Under this arrangement, we began collecting our outstanding receivables from electric power sales from January 2004 through December 2007 from CAMMESA, denominated in U.S. dollars, over the ten-year period once the TJSM and TMB combined cycles became operational in March 2010. We also expect to begin to collect our outstanding receivables from electric power sales from January 2008 through December 2011 from CAMMESA, denominated in U.S. dollars, over the ten-year period as from the date that the CVOSA combined cycle plant became operational, which occurred on March 20, 2018. See “Item 4.B. Business Overview—Our Competitive Strengths—Strong cash flow generation, supported by U.S. dollar denominated cash flows” for more information on FONINVEMEM and “Item 4. Information of the Company—Recent Developments—Approval of Commercial Operations of thermal plant Central Vuelta de Obligado” for more information on the Commercial Approval of the thermal plant Central Vuelta de Obligado.

We hold equity interests in the companies that operate the following FONINVEMEM thermal power plants:

Power plant	Location	Installed capacity (MW)	Technology	% Interest in the operating company(1)
San Martin	Timbues, Province of Santa Fe	865	Combined cycle plant, which became operational in 2010	30.8752%
Manuel Belgrano	Campana, Province of Buenos Aires	873	Combined cycle plant, which became operational in 2010	30.9464%
Vuelta de Obligado	Timbues, Province of Santa Fe	816	Combined cycle plant, which became operational in March 2018	56.1900%

(1)
In each case, we are the private sector generator with the largest ownership stake. After ten years operating each company, if all governmental entities that financed the constructions of such plants are incorporated as shareholders of TJSM, TMB and CVOSA, our interests in TJSM, TMB and CVOSA may be diluted. See “Item 3.D. Risk Factors—Risks Relating to Our Business—Our interests in TJSM, TMB and CVOSA may be significantly diluted.”

The following set of graphs shows our total assets under the FONINVEMEM program:

1	Enel includes Enel Generación Costanera S.A., Central Dock Sud S.A. and Enel Generación El Chocón S.A.

Source: TJSM, TMB and CVOSA

The following graphic breaks down where our plants and power investments are located in Argentina and their installed capacity:

TJSM
Timbúes City, Province of Santa Fe
865 MW
816 MW
Vuelta de Obligado Plant (CVOSA)
Timbúes City, Province of Santa Fe
509 MW
Luján de Cuyo Plant
Luján de Cuyo City, Mendoza Province
93 MW
Luján de Cuyo Cogeneration
Luján de Cuyo City, Province of Mendoza
48 MW
Achiras Wind Plant
Achiras City, Province of Córdoba
1,440 MW
Piedra del Aguila Plant
Piedra del Aguila City, Neuquén
87 MW
La Genoveva I Wind Plant
Bahía Blanca City, Buenos Aires
99 MW
La Castellana Wind Plant
Villarino City, Buenos Aires Province
330 MW
Terminal 6 Project
San Lorenzo City, Province of Santa Fe
873 MW
TMB
Campana City, Province of Buenos Aires
360 MW
Nuevo Puerto Plant
Buenos Aires City
589 MW
Puerto Nuevo Plant
Buenos Aires City
765 MW
Combined Cycle (Puerto Site)
Buenos Aires City
Central Puerto S.A. Assets
Plants under construction (1)
FONINVEMEM Plants (2)

(1)
“Plants under construction” refers to (a) the wind farms Achiras and La Castellana, both of which are under construction and are expected to be finished in the second and third quarter of 2018, respectively; (b) the Luján de Cuyo co-generation unit, which is under construction and is expected to be finished in the fourth quarter of 2019; (c) the Terminal 6 Plant, which is under construction and is expected to be finished in the second quarter of 2020; and (d) the wind farm Genoveva I, which is expected to be finished in the second quarter of 2020.

(2)
“FONINVEMEM Plants” refers to the plants José de San Martín, Manuel Belgrano and Vuelta de Obligado that we expect to be transferred from FONINVEMEM trusts to the operating companies, TJSM, TMB and CVOSA, respectively, after the first ten years of operation as a result of the FONINVEMEM program and other similar programs. For a description of when we expect this transfer to occur and other information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

(3)
The graphic excludes the La Plata plant which, as of December 31, 2017, was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale.”

In the year ended December 31, 2017, we had revenues for continuing operations of Ps.5.96 billion (or US$319 million).

In the year ended December 31, 2017, we sold approximately 98.97% of our electric power sales (in MWh) under the Energía Base. Sales under the Energía Base accounted for 86.89% of our revenues in the year ended December 31, 2017. In the year ended December 31, 2016, tariffs under the Energía Base were paid by CAMMESA based on a fixed and variable costs system which was determined by the former Secretariat of Electric Energy pursuant to Resolution SE No. 95/13, as amended. These tariffs were adjusted annually, denominated in pesos, and remained unchanged throughout the year. Since February 2017, the Energía Base has been regulated by Resolution SEE No. 19/17, which replaced Resolution SE No. 95/13, as amended. Resolution SEE No. 19/17 increased the Energía Base’s tariffs and denominated them in U.S. dollars. Under the Energía Base, the fuel required to produce the energy we generate is supplied by CAMMESA free of charge, and the price we receive as generators is determined by the Secretariat of Electric Energy without accounting for the fuel CAMMESA supplies. Our compensation under the Energía Base depends to a large extent on the availability and energy output of our plants.

Additionally, we have sales under contracts, including (i) term market sales under contract and (ii) Energía Plus sales under contract. Term market sales under contract include sales of electric power under negotiated contracts with private sector counterparties such as YPF. Sales under contracts generally involve PPAs with customers and are contracted in U.S. dollars. The prices in these contracts include the price of fuel used for generation, the cost of which is assumed by the generator. For terms longer than one year, these contracts typically include electric power price updating mechanisms in the case of fuel price variations or the generator being required to use liquid fuels in the event of a shortage of natural gas. For more information regarding our main clients for term market sales under contract, see “Business—Our Customers.” Term market sales under contract accounted for 0.44% of our electric power sales (in MWh) and 0.57% of our revenues for the year ended December 31, 2017. In our Luján de Cuyo plant, we are also permitted to sell a minor portion (up to 16 MW) of our generation capacity and electric power under negotiated contracts with private sector counterparties under the Energía Plus, to encourage private sector investments in new generation facilities. Energía Plus sales under contracts accounted for 0.59% of our electric power sales (in MWh) and 2.23% of our revenues for the year ended December 31, 2017. These contracts typically have one- to two- year terms, are denominated in U.S. dollars and are paid in pesos at the exchange rate as of the date of payment. Under the rules and regulations of the Energía Plus, the generator buys the fuel to cover the committed demand of electric power and supplies the electric power to large electric power consumers at market prices, denominated in U.S. dollars, previously agreed between the generator and its clients. See “Item 4.B. Business Overview—The Argentine Electric Power Sector.” We also receive remuneration under Resolution No. 724/2008, relating to agreements with CAMMESA to improve existing power generation capacity, which is denominated in U.S. dollars and is paid in pesos at the exchange rate as of the date of payment. Revenues under Resolution No. 724/2008, accounted for 7.93% of our revenues for the year ended December 31, 2017. See “Item 5. Operating and Financial Review and Prospects—Electric Power Sold on the Spot Market.”

We also produce steam. As of December 31, 2017 we had an installed capacity of 150 tons per hour. Steam sales accounted for 2.37% of our revenues for the year ended December 31, 2017. Our production of steam for the year ended December 31, 2017 was 1,177,661 metric tons. Our Luján de Cuyo plant, supplies steam under negotiated contracts with YPF.

Our Luján de Cuyo plant has a combined heat and power (CHP) unit in place, which supplies 150 metric tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam supply agreement. This contract is denominated and invoiced in U.S. dollars, but can be adjusted in the event of variations in U.S. dollar-denominated prices for fuel necessary for power generation. On February 8, 2018, we entered into an agreement to extend our steam supply agreement with YPF at our Luján de Cuyo plant for a period of up to 24 months from January 1, 2019 under the same terms as our existing steam supply agreement. On December 15, 2017, we also executed a new steam supply contract with YPF for a period of 15 years that will replace our existing contract with YPF and will begin when the new co-generation unit at our Luján de Cuyo plant begins operation, which is expected to occur in December 2018. For further information on the recent steam supply agreements with YPF for the Luján de Cuyo plant, see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Sales Under Contracts and Steam Sales—Steam supply to YPF—Luján de Cuyo plant”.

The La Plata plant had a steam-generating capacity of 240 metric tons per hour and supplied steam to YPF’s refinery in La Plata. Under the former contract with YPF related to the La Plata plant, YPF (i) purchased, until October 31, 2017, electric power and, until the La Plata Plant Sale Effective Date, all the steam produced by the La Plata plant, and (ii) was responsible for supplying us with all the necessary gas oil and natural gas for the operation of the plant and the water in the conditions required to be converted into steam. This contract was denominated and invoiced in U.S. dollars, but could have the ability to be adjusted in the event of variations in U.S. dollar-denominated fuel prices for fuel necessary for power generation. As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information on the La Plata Plant Sale, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale.”

The following graph breaks down our revenues from continuing operations in the year ended December 31, 2017 by regulatory framework:

Revenues by Regulatory Framework for continuing operations
(in % for the twelve-month period ended on December 31, 2017)
7.93%
0.57%
2.23%
2.37%
0.00%
86.89%
Energía Base
Res. SE No. 724/2008
Term market sales under contracts
Energía Plus sales under contracts
Steam Sales
Rendering of services

Source: Central Puerto

The following graph breaks down our electric energy sales from continuing operations in the year ended December 31, 2017 by regulatory framework:

Source: Central Puerto

As of the date of this annual report, we have significant plans underway to expand our generating capacity through renewable energy projects, including our first three wind energy projects with expected generating capacity of 99MW, 48MW and 86.6MW. In 2016, we formed a subsidiary, CP Renovables S.A. (“CP Renovables”), to develop, construct and operate renewable energy generation projects. As of the date of this annual report, we own a 70.19% interest in CP Renovables. The remaining 29.81% interest is owned by Guillermo Pablo Reca.

In 2015 and 2016, we acquired four heavy-duty, highly efficient gas turbines: (i) one GE gas turbine with a capacity of 373 MW; (ii) two Siemens gas turbines, each with a capacity of 298 MW; and (iii) one Siemens gas turbine with a capacity of 286 MW. Additionally, we have also acquired 130 hectares of land in the north of the Province of Buenos Aires, in a location that provides excellent conditions for fuel delivery and access to power transmission lines. In addition, as of the date of this annual report, we have already paid SEK$381.37 million (which, converted at the exchange rate quoted by the Central Bank as of the date of each payment, equals US$45.46 million) to purchase two additional Siemens gas turbines for our Luján de Cuyo project.

We also own long-term significant non-controlling investments in companies that have utility licenses to distribute natural gas through their networks in the provinces of Mendoza, San Juan, San Luis, Córdoba, Catamarca and La Rioja. Taking into account direct and indirect interests, we hold (i) a 22.49% equity stake in DGCU and (ii) a 39.69% equity stake in DGCE (Ecogas). Ecogas had a gas distribution network covering 31,125 km and served approximately 1,311,371 customers as of December 31, 2017. In the year ended December 31, 2017, Ecogas distributed an average of 14.21 million cubic meters of natural gas per day; and in 2016, Ecogas distributed an average of 14.45 million cubic meters of natural gas per day. This volume of distribution represented approximately 11.60% and 11.85% of the gas distributed in Argentina in the year ended December 31, 2017 and 2016, respectively, according to data from ENARGAS. In the year ended December 31, 2017 our interest in Ecogas produced Ps.422.52 million in share of profit of an associate, which represented 12,09% of our net income for such period.

At a meeting of our shareholders on December 16, 2016, in accordance with the strategic objective of focusing on assets within the energy industry, the shareholders considered a potential sale of our equity interests in Ecogas to Magna Energía S.A. but voted to postpone the decision. We are currently assessing various strategic opportunities regarding DGCU and DGCE, including a possible sale of our equity interest in them. On January 26, 2018, the shareholders of DGCE approved the admission of DGCE to the public offering regime in Argentina. On March 14, 2018, the Company authorized the offer of up to 10,075,952 common class B shares of DGCE,  in a potential public offering authorized by the CNV, subject to market conditions. This authorization was encompassed within February 23, 2018 authorization of the Board of Directors for the sale of up to 27,597,032 common B shares of DGCE. As of the date of this annual report, we, continue to evaluate this strategy.

Our Competitive Strengths

We believe that we have achieved a strong competitive position in the Argentine power generation sector primarily as a result of the following strengths:

●
Largest private sector power company in Argentina. We are the largest private sector power generation company in Argentina, as measured by power generated, according to data from CAMMESA. In the year ended December 31, 2017, we generated a total of 15,627 net GWh of power for continuing operations and 837 net GWh of power from the discontinued operations of the La Plata plant (see “Item 4. Information of the Company—Recent Developments—La Plata plant Sale”). As of December 31, 2017, we had an installed generating capacity of 3,663MW for continuing operations and 128MW for La Plata plant’s discontinued operations (see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”). Our leading position allows us to develop a range of sales and marketing strategies, without depending on any one market in particular. Additionally, our size within the Argentine market positions us well to take advantage of future developments as investments are made in the electric power generation sector. Our ample installed capacity is also an advantage, as we have sufficient capacity to support large, negotiated contracts.

The following graphs shows the SADI’s total power generation by private companies and market share for 2017 (grouped by related companies and subsidiaries):

Source: CAMMESA. (i) Enel includes Enel Generación Costanera S.A., Central Dock Sud S.A. and Enel Generación El Chocón S.A.; (ii) Pampa Energía includes Central Térmica Güemes S.A., Central Térmica Loma la Lata S.A., Inversora Piedra Buena S.A., Inversora Diamante S.A., CTG and Inversora Nihuiles, and Petrobras Argentina S.A.; and (iii) AES Argentina Generación includes Central Térmica San Nicolás S.A. and Hidroeléctrica Alicurá S.A.

●
High quality assets with strong operational performance. We have a variety of high quality power generation assets, including combined cycle turbines, gas turbines, steam turbines, hydroelectric technology and steam and power co-generation technology, with a combined installed generating capacity of 3,663MW for continuing operations and 128MW for discontinued operations (as of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”). Our efficiency levels compare favorably to those of our competitors due to our efficient technologies. The following chart shows the efficiency level for the period between February 2018 and April 2018 of each of our generating units compared to our main competitors based on heat rate, which is the amount of energy used by an electric power generator or power plant to generate one kWh of electric power.

Source: CAMMESA.

The following chart shows the availability ratio of our thermal assets as compared to the market average:

Source: Central Puerto, CAMMESA. 1Average market availability for thermal units, excluding the La Plata plant thermal units (see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”).

We have long-term maintenance contracts with the manufacturers of our combined cycle units and co-generation plants with the largest capacity, namely the Puerto combined cycle unit (CEPUCC) and the LDCUDCC25 combined cycle unit at the Luján de Cuyo plant and the co-generation units at the Luján de Cuyo plant (LDCUTG23 and LDCUTG24), under which the manufacturers provide maintenance using best practices recommended for such units. Our remaining units receive maintenance through our highly trained and experienced personnel, who strictly follow the recommendations and best practice established by the manufacturers of such units. We are also capable of generating power from several sources of fuel, including natural gas, diesel oil and fuel oil. In addition, in recent years we have invested in adapting our facilities to be able to generate power from biofuels, and we have developed business relationships over the years with strategic companies from the oil and gas and the biofuel sectors. Our power generation units are also favorably positioned along the system’s power dispatch curve (the WEM marginal cost curve) as a result of our technologically diverse power generation assets and high level of efficiency in terms of fuel consumption, which ensures ample dispatch of energy to the system, even when taking into account new capacity additions expected in the coming years that were awarded pursuant to auctions to increase thermal generation capacity and capacity from renewable energy sources.

●
Diversified and strategically located power sector assets. Our business is both geographically and technologically diverse. Our assets are critical to the Argentine electric power network due to the flexibility provided by the large fuel storage capacity, that allows us to store 32,000 tons of fuel oil (enough to cover 6.3 days of consumption) and 20,000 tons of gas oil (enough to cover 5.7 days of consumption) at our thermal generation plants, in addition to our access to deep water docks, our dam water capacity and our ability to store energy for 45 days operating at full capacity at Piedra del Águila. The prices for power transmission are regulated and based on the distance from the generating company to the user, among other factors. In this regard, our thermal power plants are strategically located in important city centers or near some of the system’s largest customers, which constitutes a significant competitive advantage. For example, approximately 49.34% of Argentine energy consumption was concentrated within the metropolitan area of Buenos Aires during 2017. Because the lack of capacity in SADI limits the efficient distribution of energy generated in other geographic areas, our generation plants in Buenos Aires and Mendoza are essential to the supply of energy to meet the high demand in these areas. In addition, this need to generate energy close to a high consumption area in Argentina means that our plants are less affected by the installation of new capacity in other regions.

The diversification of our fuel sources enables us to generate energy in different contexts, as shown in the following chart:

Source: Central Puerto
(1)
Excludes thermal generation from the La Plata plant (see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”).

●
Attractive growth pipeline. We have identified opportunities to improve our strategic position as a leader among conventional power generation technologies by expanding our thermal generation capacity and stepping into the renewable energy market as well. Given the narrowing gap between demand and supply, there is a critical need for the incorporation of new generating capacity in Argentina. As a result, the Argentine government has begun a bidding process for new generation projects, both from conventional and renewable sources. In this context, one of our objectives is to incorporate a significant amount of additional capacity into the system to widen the demand and supply gap in the near term.

Thermal Generation. In 2015 and 2016, we acquired four heavy-duty, highly efficient gas turbines: (i) one GE gas turbine with a capacity of 373 MW; (ii) two Siemens gas turbines, each with a capacity of 298 MW; and (iii) one Siemens gas turbine with a capacity of 286 MW. We also acquired 130 hectares of land in the north of the Province of Buenos Aires, which we believe will allow us to develop new projects that could add 1,255 MW to our total installed capacity under a simple cycle configuration or through combined cycle operations. For example, we plan to use a Siemens gas turbine, with a capacity of 286 MW, for the Terminal 6 San Lorenzo co-generation project described below. Our objective is to use the remaining three units and the aforementioned land, in which we have already invested US$134 million, to submit bids for new generation capacity, through one or more projects, in future bidding processes that may be called by the Argentine government. In addition, as of the date of this annual report, we have already paid SEK$381.37 million (which, converted at the exchange rate quoted by the Central Bank as of the date of each payment, equals US$45.46 million) to purchase two additional Siemens gas turbines for our Luján de Cuyo project.

For example, on November 16, 2016, the Secretariat of Electric Energy, pursuant to Resolution SEE No. 420-E/16, called for companies interested in developing or expanding thermal generation units to submit their preliminary proposals for new projects. The objective of the aforementioned resolution was to identify the possible terms of projects that could contribute to cost reduction in the WEM and an increase in the reliability of the Argentine electric power system. In response, on January 13, 2017, we presented a series of non-binding preliminary projects. As a result, we expect the Argentine government to call for additional bids during 2018 under one or several bidding processes embracing the categories established by Resolution SEE No. 420-E/16: (a) new combined cycles; (b) supply and storage facilities for generation companies; and (c) ducts reducing or minimizing costs associated with electric power generation.

The Secretariat of Electric Energy, pursuant to Resolution SEE No. 287-E/17, called for proposals for supply of electric power to be generated through existing units, the conversion of open combined cycle units into closed combined cycle units or the installation of co-generation units. We submitted bids on August 9, 2017, and, on September 25, 2017, we were awarded two co-generation projects at Terminal 6 San Lorenzo (with an awarded electric capacity of 330 MW and 317 MW for the winter and summer, respectively) and Luján de Cuyo (with an awarded electric capacity of 93 MW and 89 MW for the winter and summer, respectively).

We are evaluating additional projects for future bidding processes the Argentine government may launch in connection with the other categories set forth in Resolution SEE No. 420-E/16. According to public reports, as of April 2016, the Ministry of Energy noted that the Argentine government plans to add 20 GW of new electric capacity, of which 10 GW should be provided by conventional sources. After the previous two bidding processes of Resolution SEE 21/16 and Resolution SEE 287/17, the Argentine government awarded projects with an awarded capacity of 2.9 GW and 1.8 GW, respectively.

Renewable Generation. In addition, we are developing three wind energy projects in Argentina with the following characteristics (the “Wind Projects”):

	La Castellana	Achiras
Location	Province of Buenos Aires	Province of Córdoba
Expected commercial operation date (1)	July 2018	June 2018
Estimated total capital expenditure (including VAT)	US$148 million	US$74 million
Awarded electric capacity	99MW	48 MW
Awarded price per MWh	US$61.50	US$59.38
Contract length	20 years, starting from commercial operation	20 years, starting from commercial operation
Power purchase agreement signing date	January 2017	May 2017
Number of generators	32	15
Capacity per unit	3.15 MW	3.2 MW
Wind turbine provider	Acciona Windpower—Nordex	Acciona Windpower—Nordex

(1)
The commercial operation date (COD) committed with CAMMESA is August 26, 2018 in the case of La Castellana, and September 29, 2018 in the case of Achiras.

La Genoveva I
Location	Province of Buenos Aires
Expected commercial operation date (2)	May 2020
Estimated PPA signing date	May 2018
Estimated total capital expenditure (including VAT)	US$105 million
Awarded electric capacity	86.6 MW
Awarded electric capacity price per MWh of installed capacity	US$ 40.90 per MWh
Expected contract length	20 years, starting from commercial operation
Number of generators	25
Capacity per unit	3.46 MW

(2)
The commercial operation date (COD) committed with CAMMESA in the case of La Genoveva I is 720 days after the PPA signing date, which is expected to be signed during May 2018.

In connection with the Wind Projects, we have already obtained energy production assessments prepared by an independent expert, regulatory approvals of the environmental impact studies, relevant municipal qualifications and regulatory approvals of the electrical studies in connection with access to the transmission network. In addition, we have two usufructs over the land in the Province of Buenos Aires to be used for our La Castellana and La Genovava I Project, and we own the necessary land in the Province of Córdoba to be used for our Achiras Project. We have begun construction of the facilities and have executed contracts with suppliers to acquire and maintain the wind turbines La Castellana Project and Achiras Project.

In connection with our renewable energy efforts, Law No. 27,191, provides that Large Users, whose demand exceeds 300 KW of average annual power, should comply with the obligation to purchase renewable energy by entering into a contract with a generating company or through self-generation. The Ministry of Energy and Mining through Resolution 281-E/ 2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies and the conditions for granting the “dispatch priority” that allows such transactions to take place and ensures that the private generating companies will not be restricted in the future in its generation dispatch (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”).

We plan to continue participating in this growing sector by expanding our generating capacity from renewable sources, including both wind and solar energy projects. In this sense, our renewable energy potential projects include La Castellana II, Achiras II, La Genoveva II, Cerro Senillosa and Picún Leufú, which collectively have a total potential installed capacity of 394.67 MW. We expect to submit bids in future rounds of the RenovAr Program and/or to develop in order to supply Large Users in the renewable energy term market (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”), including the projects listed below:

Potential Project Name	Renewable Source	Location	Potential Power in MW
La Castellana II(1)	Wind	Bah’a Blanca, Buenos Aires Province	15.75
Achiras II(1)	Wind	Achiras, Córdoba Province	81.90
La Genoveva II(1)	Wind	Bah’a Blanca, Buenos Aires Province	97.02
Cerro Senillosa(2)	Wind	Senillosa, Neuquén Province	100.00
Picún Leufú(2)	Wind	Picún Leufú, Neuquén Province	100.00

(1)
Projects are potential projects in renewable energy for which we have already requested the energy dispatch priority to the renewable term market, pursuant to Resolution No. 281-E/17 (see “Item 4.B. Business Overview— The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). On January 22, 2018, CAMMESA granted the energy dispatch priority for La Castellana II (15.75 MW) and for Achiras II (only in an amount of 30 MW of the 81.90 MW that have been requested). We are currently negotiating the power purchase agreements for these two projects. We expect the results of the other dispatch priorities requests to be announced in the upcoming weeks.
(2)
Potential projects of renewable energy with respect to which we expect to submit bids in future rounds of RenovAR Program.

We believe that, if the Argentine government’s energy reforms are implemented as expected, generators should be able to attain higher profitability from their existing power assets, and new investment opportunities in the power sector should arise. Furthermore, we believe that we are well-positioned to benefit from the Argentine government’s new initiatives, particularly those measures to reform the power sector, expand generation capacity and widen the supply and demand gap.

However, we cannot assure you that the Argentine government will open new auction processes or our bids will be successful or that we will be able to enter into PPAs in the future. Moreover, we cannot assure you that we will be able to benefit as expected from the Argentine government’s energy reforms. See “Item 3D. Risk Factors—Risks Relating to our Business—Factors beyond our control may affect our ability to win public bids for new generation capacity, or affect or delay the completion of new power plants once we have been awarded projects.”

●
Strong cash flow generation, supported by U.S. dollar denominated cash flows. We have strong, stable cash flows, mainly through payments we receive from CAMMESA, primarily as a result of the power generation remuneration structure in Argentina. Such payments principally depend on two factors: (i) the availability of power capacity and (ii) the amount of power generated. Both variables have been relatively stable in recent years, as a result of the diversified technology and high efficiency of our power generation units. Certain of these cash flows were previously denominated and paid by CAMMESA in Argentine pesos. However, after February 2017, under Resolution SEE No. 19/17, payments under the Energía Base are denominated in U.S. dollars but paid in pesos and subject to certain tariff increases. In addition, our cash flows have little exposure to fuel price changes as the fuel needed to produce the energy under the Energía Base is supplied by CAMMESA without charge or offset in the revenues we receive, and our term market sales under contracts typically include price adjustment mechanisms based on fuel price variations. In addition to these payments, our cash flow is supported by the U.S. dollar-denominated payments we receive from CAMMESA, related to our credits pursuant to the San Martín and Manuel Belgrano FONINVEMEM arrangements, which began in March 2010 and are expected to continue until March 2020. During the year ended December 31, 2017, we received Ps.324.60 million (US$19.81 million in U.S. dollar-denominated payments) in principal and Ps.25.98 million (US$1.59 million in U.S. dollar-denominated payments) in interest for these receivables (including VAT). In addition, we expect to receive new monthly U.S. dollar denominated payments from CAMMESA relating to our credits included in the Vuelta de Obligado thermal power plant arrangement, beginning in the second quarter of 2018.

●
Strong financial position and ample room for additional leverage. We benefit from a strong financial position, operating efficiency and a low level of indebtedness, allowing us to deliver on our business growth strategy and create value for our shareholders. In terms of our financial position, our total cash and cash equivalents and current other financial assets was Ps.1.2 billion (US$64.30 million) as of December 31, 2017. As of the date of this annual report, we also have uncommitted lines of credit with commercial banks, totaling approximately Ps.4.35 billion.

●
Solid and experienced management team with a successful track record in delivering growth. Our executive officers have vast experience and a long track record in corporate management with, on average, 18 years of experience in the industry. Our management has diverse experience navigating different business cycles, markets and sectors, as evidenced by the growth and expansion we have undergone since the early 1990s. They also have a proven track record in acquisitions and accessing financial markets. For example, in 2007, HPDA successfully issued bonds in an aggregate principal amount of US$100 million, which were paid in full in 2016. In addition, in 2015, jointly with an investment consortium, we acquired non-controlling equity interests in Ecogas, which distributes natural gas through its network covering 31,125 km and serving approximately 1,311,371 customers as of December 31, 2017, further diversifying our interest in the sector. We believe that our management team has been successful in identifying attractive investment opportunities, structuring innovative business plans and completing complex transactions efficiently.
Our management has significant in-country know-how, with professionals who have taken an active role in project development and construction, developing private and public investment plans with both Argentine and international partners. In addition, our management team has business experience at the international and national level, are familiar with the operation of our assets in a constantly-changing business environment and are strongly committed to our day-to-day decision-making process.
Finally, our executive officers have a solid understanding of Argentina’s historically volatile business environment. They have built and maintained mutually beneficial and long lasting relationships with a diversified group of suppliers and customers, and have cultivated relationships with regulatory authorities.

●
Strong corporate governance. We have adopted a corporate governance code to put into effect corporate governance best practices, which are based on strict standards regarding transparency, efficiency, ethics, investor protection and equal treatment of investors. The corporate governance code follows the guidelines established by the CNV. We have also adopted a code of ethics and an internal conduct code designed to establish guidelines with respect to professional conduct, morals and employee performance. In addition, the majority of our Board of Directors qualifies as “independent” in accordance with the criteria established by the CNV, which may differ from the independence criteria of the NYSE and NASDAQ.

Our Business Strategy

We seek to consolidate and grow our position in the Argentine energy industry by maintaining our existing asset base, which we expect will benefit from tariff increases planned by the Argentine government, and by acquiring and developing new assets related to the sector. The key components of our strategy are as follows:

●
Capitalizing on expected growth initiatives while leveraging opportunities in an improved regulatory environment. Historically, Argentine regulations in the energy generation sector have hindered growth in the sector. Investment in the Argentine power and energy sector has been low since the 2001-2002 economic crisis in Argentina and the resulting regulatory changes in 2002 wherein the Argentine government set power generation tariffs in pesos and capped energy generation, transportation and distribution tariffs, which resulted in a steady decrease of the U.S. dollar value of these tariffs in subsequent years. Since the Macri administration assumed office, it has significantly curtailed currency controls and import-export taxes, and demonstrated a willingness to adjust tariffs applicable to power distributors, generators and transporters. As a response to the current electric power shortage, the Argentine government has declared a state of emergency for the national power system, has opened auction processes for the acquisition of power from renewable energy and the increase thermal generation capacity. In addition, the Argentine government has set forth overall guidelines for the development of energy projects, the procedures for compliance with energy goals and bids for thermal generation capacity and associated power generation to meet energy demand requirements in Argentina through 2018. For information about the call for bids, see the discussion of Resolution SEE No. 21/16, Resolution SEE No. 71/16 (complemented by Resolution No. 136/16 of the Ministry of Energy) and Resolution SEE No. 287-E/17 in “Item 4.B. Business Overview—The Argentine Electric Power Sector.” We expect investment in the power generation sector to grow as a result of these reforms. We believe we are well-positioned to capitalize on the Argentine government’s focus on expanding generation capacity, given our strong track record and competitive advantages, including our low level of indebtedness and technologically diverse and highly efficient power generation assets. In this respect, we plan to expand our generation capacity from thermal and renewable sources. As an example, we have acquired 130 hectares of land in the north of the Province of Buenos Aires near the Parana River and have purchased four thermal generation units with the intention of expanding our current generating capacity. We intend to present a bid for new thermal generation capacity, through one or more projects, in future bidding processes, and we continue to analyze other project and investment opportunities in the sector.

●
Consolidating our leading position in the energy sector. We seek to consolidate our position in the energy sector by analyzing value-generating alternatives through investments with a balanced approach to profitability and risk exposure. We are committed to maintaining our high operating standards and availability levels. To this end, we follow a strict maintenance strategy for our units based on recommendations from their manufacturers, and we perform periodic preventative and predictive maintenance tasks. We plan to focus our efforts on optimizing our current resources from a business, administrative and technological perspective, in addition to capitalizing on operating synergies from future businesses that rely on similar systems, know-how, customers and suppliers.

●
Becoming a leading company in renewable energy in Argentina. Several research studies from organizations such as the Cámara Argentina de Energ’as Renovables suggest that Argentina has a significant potential in renewable energy (mainly in wind and solar energy). We also believe that renewable energy will become a larger part of the installed capacity in Argentina. The Ministry of Energy and Mining, through Law No. 27,191, has established a target for renewable energy sources to account for 20% of Argentina’s electric power consumption by December 31, 2025. We intend to capitalize on this opportunity by expanding our investments into renewable energy generation. In order to achieve this goal, we are strengthening our renewable energy portfolio, in particular with our first three wind energy projects (La Castellana, Achiras and La Genoveva I) that are expected to increase our generating capacity by 99 MW, 48 MW and 86.6 MW, respectively, and exploring several other options to diversify our generation assets to include sustainable power generation sources. In 2016, we formed our subsidiary, CP Renovables, to develop, construct and operate renewable energy generation projects.

●
Maintaining a strong financial position and sound cash flow levels. We have a low level of debt, which reflects our strong financial position and additional debt capacity. We believe our strong financial position is the result of our responsible financial policies and stable cash flows. We seek to preserve our current cash flow levels in the coming years by, among other things, keeping a rigorous maintenance program for our production units, which we expect will help us continue the positive operational results we have experienced, particularly with regard to our electric power dispatch availability. We intend to fund our expansion plans primarily with loan arrangements, such as credit facilities and project financing in the case of our renewable energy projects. Each of CP La Castellana and CP Achiras recently entered into loans to fund the development of renewable energy projects they were awarded and to purchase wind turbines. Additionally, we hope that the expected new capacity from these projects will allow us to further increase our cash flow, while enhancing our financial position.

Our Subsidiaries

Central Vuelta de Obligado S.A.

CVOSA is a private, unlisted company, engaged in managing the purchase of equipment and building, operating and maintaining the CVOSA power plant that is being constructed under a program substantially similar to the FONINVEMEM program. As the power plant became operational on March 20, 2018, in the year ended December 31, 2017, CVOSA did not account for any of our net income.

We have 56.19 % of the voting rights in CVOSA, which grants us the power to unilaterally approve resolutions for which a majority is required at the relevant shareholders meeting. However, pursuant to a shareholders’ agreement entered into among Endesa Costanera S.A., Hidroeléctrica El Chocon S.A., Central Dock Sud S.A. (the “Other CVOSA Shareholders”) and us, we will only be able to approve the following decisions with the affirmative vote of the Other CVOSA Shareholders: (i) entering into a merger, spin-off, transformation or liquidation; (ii) increasing or decreasing the capital stock; (iii) receiving capital contributions; (iv) entering into transactions with related parties; (v) amending the bylaws; (vi) entering into an operating and maintenance agreement for the Vuelta de Obligado power plant; (vii) approving the trust agreement in connection with the Vuelta de Obligado power plant and its amendments; (viii) filing any lawsuit against any governmental authorities, CAMMESA and/or the FONINVEMEM trust fund currently holding the Vuelta de Obligado power plant; (ix) entering into engineering services, gas supply and transportation agreements; and (x) entering into a power purchase agreement with CAMMESA for the Vuelta de Obligado power plant. If such decisions are to be decided at a board of directors’ meeting, they can only be approved with the affirmative vote of at least one member of the board of directors appointed by the Other CVOSA Shareholders.

The board of directors of CVOSA consists of four members, two of which are appointed by us and the remaining two, by the Other CVOSA Shareholders. In addition, we have the right to appoint the chairman of the board of directors of CVOSA, who has double vote in case of a tie. In addition, we have the right to appoint one member of the supervisory committee of CVOSA.

Pursuant to the terms of the FONINVEMEM agreement relating to the Vuelta de Obligado power plant, on the tenth anniversary of the start of operations of the Vuelta de Obligado power plant, which occurred on March 20, 2018, all governmental entities that financed the construction of the Vuelta de Obligado power plant have the right to be incorporated as shareholders of CVOSA, which in turn may dilute our interest in CVOSA. See “Item 3.D. Risk Factors—Risks Relating to Our Business—Our interests in TJSM, TMB and CVOSA may be significantly diluted.” If such dilution were to occur, we may no longer control CVOSA.

Proener S.A.U.

Proener S.A.U. is a private, unlisted company. We hold a 100.00% interest in Proener S.A.U., a company engaged in the commercialization and transportation of fuels, both domestically in Argentina and internationally, and providing consulting and technical assistance services to the energy industry. In the year ended December 31, 2017, Proener S.A.U. accounted for 0.05% of our net income.

Central Aimé Painé S.A.

Central Aimé Painé S.A. is a private, unlisted company. We hold a 97.00% interest in Central Aimé Painé S.A., a company engaged in managing the purchase of equipment and building, operating, and maintaining power plants, both domestically in Argentina and internationally. In the year ended December 31, 2017, Central Aimé Painé S.A. did not account for any of our net income.

CP Renovables S.A.

CP Renovables S.A. is a private, unlisted company, in which we hold a 70.19% interest in the capital stock. CP Renovables S.A. invests in renewable energy assets. In the year ended December 31, 2017, CP Renovables S.A. accounted for a loss, without taking into account the results of its subsidiaries CP Achiras and CP La Castellana equaling 0.27% of our net income.

On January 18, 2017, we entered into a shareholders agreement with the minority shareholder of CP Renovables, Guillermo Pablo Reca. For further information, see “Item 7.B. Related Party Transactions—CP Renovables Shareholders Agreement.”

CP Achiras S.A.U.

CP Achiras S.A.U. is a private, unlisted company. CP Renovables S.A. holds a 100% interest in the capital stock of CP Achiras S.A.U., a company engaged in the generation and commercialization of electric power through renewable sources. In the year ended December 31, 2017, CP Achiras accounted for a loss equaling 0.23% of our net income.

CPR Energy Solutions S.A.U. (previously known as “CP Achiras II S.A.U.”)

CPR Energy Solutions S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CPR Energy Solutions S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2017, CPR Energy Solutions S.A.U. did not account for any of our net income.

CP Patagones S.A.U.

CP Patagones S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP Patagones S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2017, CP Patagones S.A.U. did not account for any of our net income.

CP La Castellana S.A.U.

CP La Castellana is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP La Castellana, a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2017, CP La Castellana accounted for a loss equaling 0.64% of our net income.

Parques Eólicos Australes S.A.

Parques Eólicos Australes S.A. is a private, unlisted company. CP Renovables holds a 99% interest in the capital stock of Parques Eólicos Australes S.A., a company engaged in the generation and commercialization of electric power through renewable sources. In the year ended December 31, 2017, Parques Eólicos Australes S.A. did not account for any of our net income.

Vientos La Genoveva S.A.U.

Vientos La Genoveva is a private, unlisted company. CP Renovables S.A. holds a 100% interest in the capital stock of Vientos La Genoveva, a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2017, Vientos La Genoveva did not account for any of our net income.

Our Affiliates

Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)

TJSM and TMB are private, unlisted companies, which are engaged in managing the purchase of equipment, and building, operating and maintaining the San Martín and Belgrano power plants, respectively, each constructed under the FONINVEMEM program. In the year ended December 31, 2017, TJSM and TMB accounted for 0.64% and 0.67% of our net income, respectively.

We have 30.8752% of the voting rights in TJSM and 30.9464% of the voting rights in TMB. While we do not have control over these companies, pursuant to a shareholders’ agreement entered into among Endesa Costanera S.A., Hidroeléctrica El Chocón S.A. Central Dock Sud S.A, AES Argentina Generación S.A., Central Dique S.A. and us, certain material actions can only be approved with our affirmative vote, such as, among others, entering into power purchase agreements with CAMMESA, engineering services agreements, gas supply and transportation agreements, and transactions with related parties.

The board of directors of each of TJSM and TMB consists of nine members, two of which are appointed by us. In addition, we have the right to appoint one alternate member of the supervisory committee of each company.

Pursuant to the terms of the FONINVEMEM agreements relating to the San Martín and Belgrano power plants, on the tenth anniversary of the start of operations of each of the San Martín and Belgrano power plants, all governmental entities that financed the construction of the San Martín and Belgrano power plants, respectively, have the right to be incorporated as shareholders of TJSM or TMB, as applicable, which in turn may dilute our interest in TJSM and TMB. See “Item 3.D. Risk Factors—Risks Relating to Our Business—Our interests in TJSM, TMB and CVOSA may be significantly diluted.” If such dilution were to occur, we may no longer have veto rights or the right to appoint any members of the board of directors and supervisory committee pursuant to the terms of the TJSM and TMB shareholders agreements.

In addition, the bylaws of TJSM and TMB provide that shareholders of such companies (including the Argentine government once it becomes a shareholder to TJSM and TMB) have a right of first refusal in connection with any transfer of shares other than to persons controlled by, or controlling, such shareholders. The right of first refusal shall not be applicable upon the transfer of shares to the Argentine government, pursuant to the San Martín and Manuel Belgrano FONINVEMEM arrangements (See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”)

Inversora de Gas del Centro S.A. (IGCE)

IGCE is a private, unlisted company. Its only significant asset is a 51.00% interest in DGCE, a company engaged in the distribution of natural gas in the provinces of Córdoba, La Rioja and Catamarca. We hold a 44.10% interest in IGCE and a direct 17.20% interest in DGCE. Therefore, we hold, both directly and indirectly, a 39.69% of DGCE’s capital stock. In the year ended December 31, 2017, IGCE (including a direct interest in DGCE) accounted for 8.22% of our net income (see "Item 4. Information of the Company—Recent Developments—Potential sale of our interes in Ecogas" and "Item 4. Information of the Company—Recent Developments—Preliminary Merger Agreement between IGCE, IGCU, RPBC and MAGNA").

Inversora de Gas Cuyana S.A. (IGCU)

IGCU is a private, unlisted company. Its only significant asset is a 51.00% interest in DGCU, a company engaged in the distribution of natural gas in the provinces of Mendoza, San Juan and San Luis. We hold a 44.10% interest in IGCU, and therefore, indirectly have a 22.49% interest in DGCU’s capital stock. In the year ended December 31, 2017, IGCU accounted for 3.87% of our net income. (see "Item 4. Information of the Company—Recent Developments—Potential sale of our interes in Ecogas" and "Item 4. Information of the Company—Recent Developments—Preliminary Merger Agreement between IGCE, IGCU, RPBC and MAGNA").

Transportadora de Gas del Mercosur S.A. (TGM)

TGM is a private, unlisted company. We hold a 20.00% interest in the capital stock of TGM, which owns a natural gas pipeline extending from Aldea Brasilera (in the Province of Entre Rios) to Paso de los Libres (in the Province of Corrientes). In the year ended December 31, 2017, TGM accounted for 7.09% of our net income.

The remaining 80.00% is owned by Total Gas y Electricidad Argentina S.A. (32.68%), Tecpetrol S.A. 21.79%, RPM Gas S.A. (14.63%) and Compañía General de Combustibles S.A. (10.90%).

The pipeline is approximately 450 km long and its transportation capacity reaches up to 15 million cubic meters per day. In 2009, TGM terminated its contract with YPF, TGM’s only customer at the time, as a result of YPF’s repeated breaches. On December 22, 2017, YPF agreed to pay TGM, without recognizing any facts or rights, US$114 million in order to end TGM’s claim against YPF. On April 16, 2018, after collecting payments made by YPF, TGM distributed Ps1,153.20 million (US$57.03 million), from which we received US$11,406,528 (Ps.230.64 million), according to our equity interest in the company.

The breakdown for the Company’s total net income for the year ended December 31, 2017 is as follows: (i) Proener S.A.U. accounted for a gain equaling 0.05% of our net income; (ii) CP Renovables accounted for a loss, without taking into account the results of its subsidiaries CP Achiras and CP La Castellana, equaling 0.27% of our net income; (iii) CP Achiras accounted for a loss equaling 0.23% of our net income; (iv) CP La Castellana accounted for a loss equaling 0.64% of our net income; (v) TJSM accounted for 0.64% of our net income; (vi) TMB accounted for 0.67% of our net income; (vii) IGCE (including a direct interest in DGCE) accounted for 8.22% of our net income; (viii) IGCU accounted for 3.87% of our net income (ix) TGM accounted for 7.09% of our net income; and (x) Central Puerto accounted for 80.60% of our net income.

Business Overview

All of our operations are concentrated in four complexes in Argentina, and our portfolio can be divided into two types of electric power generation plants: (i) electric power generation from conventional sources and (ii) electric power generation from renewable sources.

The table below details certain operating features regarding the four primary complexes for the periods indicated:

Continuing operations:

	For the year ended December 31,
	2017	2016	2015
Generation—GWh/year
Puerto Complex	8,737	9,197	8,737
Luján de Cuyo plant	3,170	3,092	3,519
Piedra del Águila plant	3,719	2,351	4,742
Total	15,627	14,639	16,997
Sales under the Energía Base and electric power sales on the spot market—GWh/year
Puerto Complex	8,679	9,133	8,681
Luján de Cuyo plant	3,158	3,085	3,512
Piedra del Águila plant	3,719	2,351	4,720
Total	15,557	14,569	16,912
Sales under contract—GWh/year
Puerto Complex	61	63	59
Luján de Cuyo plant	101	63	86
Piedra del Águila plant	-	-	40
Total	162	126	184
Energy purchases—GWh/year
Puerto Complex	3	1	1
Luján de Cuyo plant	90	55	80
Piedra del Águila plant	-	-	17
Total	92	56	99
Steam production (metric tons/year)
Luján de Cuyo plant	1,177,661	1,114,908	1,069,967
Total	1,177,661	1,114,908	1,069,967
Natural gas consumption—MMm3/year
Puerto Complex	1,132	790	605
Luján de Cuyo plant	605	454	529
Piedra del Águila plant	-	-	-
Total	1,737	1,244	1,134
Gas oil consumption—thousands of m3/year
Puerto Complex	218	353	258
Luján de Cuyo plant	-	-	18
Piedra del Águila plant	-	-	-
Total	218	353	275
Fuel oil consumption—thousands of tons/year
Puerto Complex	643	939	1,133
Luján de Cuyo plant	41	162	207
Piedra del Águila plant	-	-	-
Total	684	1,102	1,340
Availability—% per year(1)
Puerto Complex	91%	75%	75%
Luján de Cuyo plant	93%	81%	89%
Piedra del Águila plant	100%	100%	100%
Weighted average for thermal units	91.70%	76.22%	78.61%
Weighted average for the Company(1)	94.97%	85.57%	87.02%

Source:	CAMMESA.

(1)	Weighted average based on the power capacity of each unit.

Discontinued operations(1):
	For the year ended December 31,
	2017	2016	2015
Generation—GWh/year
La Plata plant	837	905	688
Total	837	905	688
Sales under the Energía Base and electric power sales on the spot market—GWh/year
La Plata plant	355	309	200
Total	355	309	200
Sales under contract—GWh/year
La Plata plant	533	641	639
Total	533	641	639
Energy purchases—GWh/year
La Plata plant	51	45	152
Total	51	45	152
Steam production (metric tons/year)
La Plata plant	1,599,476	1,708,465	1,360,608
Total	1,599,476	1,708,465	1,360,608
Natural gas consumption—MMm3/year
La Plata plant	199	181	146
Total	199	181	146
Gas oil consumption—thousands of m3/year
La Plata plant	-	9	21
Total	-	9	21
Fuel oil consumption—thousands of tons/year
La Plata plant	-	-	-
Total	-	-	-
Availability—% per year(1)
La Plata plant	85%	91%	83%

Source:	CAMMESA.

(1)
As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.

Additionally, the table below details shows the availability features regarding the three complexes that we operate for the periods indicated:

Availability rate for combined cycles (avg. 2012-2017)

Source: Central Puerto, CAMMESA

1	Guaranteed by manufacturer.
2	Excluding agreed scheduled maintenance.
3	For average combined cycles.

The following graph shows the evolution of Central Puerto’s electric power generation for the period 2013-2017:

Source: CAMMESA. The graph (i) includes generation of companies that were absorbed by Central Puerto in 2014 (see Business Section—The 2014 merger) and (ii) excludes the La Plata plant, which as of December 31, 2017, was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.)

Electricity Generation from our Thermal Generation Plants

As of December 31, 2017, we owned five thermal generation plants across three complexes: Puerto, La Plata and Luján de Cuyo. As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.)

Puerto Complex

Our Puerto Complex is composed of two facilities, Nuevo Puerto and Puerto Nuevo (collectively, the “Puerto Complex”), located in the port of the City of Buenos Aires on the bank of the Río de la Plata. The two facilities are close to one another inside a complex of 246,475 square meters with a total installed capacity of 1,714 MW. Nuevo Puerto’s facilities (which includes both the Nuevo Puerto plant and the Puerto combined cycle plant) has 70,518 square meters. Puerto Nuevo has approximately 92,370 square meters.

Nuevo Puerto’s facilities were completed in 1926 and Puerto Nuevo’s facilities were completed in 1930. The two facilities were merged into a single company in the 1980s within SEGBA, which was later converted to Central Puerto after the privatization in 1992.

Nuevo Puerto is located at Av. Thomas Edison 2001/2151 in the City of Buenos Aires in the northern part of the complex and has two conventional steam turbine generator sets (steam turbine units 5 and 6). The plant is capable of running on natural gas and fuel oil and has a current installed capacity of 360 MW.

The Puerto combined cycle plant was built at Nuevo Puerto’s facilities and commenced commercial operations in 2000. The Puerto combined cycle plant has an installed capacity of 765 MW and is composed of two GE 9FA gas turbines, two heat recovery steam generators and a GE D11 steam turbine. The Puerto combined cycle plant is one of the most modern and efficient plants in Argentina and is capable of running on natural gas and gas oil. In addition, since 2011, the facilities were modified to allow for the use of a blend of up to 20.00% gas oil and biodiesel when running on liquid fuel.

Puerto Nuevo is located at Av. Thomas Edison 2701 in the City of Buenos Aires in the southern part of the complex and has three conventional steam turbine generator sets (steam turbine units 7, 8 and 9). The plant is capable of running on natural gas and fuel oil and has an installed capacity of 589 MW.

Technology. The steam turbine generators at both facilities include turbines with high, medium and low pressure stages that run on superheated steam from a dedicated conventional heat generator. The steam turbine generator works on a cycle. Water flows towards a heat generator that creates steam. The expansion of the steam makes the turbine rotate, triggering an electric power producing generator. Once the steam has been used in the turbine, it is collected in condensers where it returns to its liquid form, and the water flows again towards the heat generator to produce more steam and feed the turbine again.

The combined cycle technology is one of the most efficient fossil fuel-based electric power generation technologies available. It works by first feeding each gas turbine with a mix of fuel and air. The gas that is produced from this process expands rapidly due to combustion and the generator and turbine ultimately convert the resulting rotational energy into electric power. The exhaust gas from each turbine is collected and channeled to a heat recovery steam generator (HRSG) that uses the heat energy contained in the gas turbine exhaust gas to produce steam. The steam that is produced is injected into a steam turbine where it expands and transmits energy to the turbine, which converts the energy into electric power through a generator. Similar to the case of a conventional steam turbine, the steam is condensed and sent back to the circuit to produce more steam.

Location. The Puerto Complex is located inside the port of the City of Buenos Aires and has a right-of-way to use the port facilities, allowing it to receive and store fuel on a large scale. The liquid fuel (gas oil, fuel oil and biodiesel) is delivered by ships that dock near the premises, where the fuel is directly unloaded at the complex. To provide operating flexibility, the Puerto Nuevo and Nuevo Puerto facilities have underground connection systems, which are used to move fuel between plants based on each plant’s delivery needs.

The Puerto Complex’s location on the bank of the Río de la Plata is also convenient in terms of water supply, which is a basic input for our plants. Water is integral both for creating steam and cooling the generation units. Puerto Nuevo and Nuevo Puerto have water treatment facilities that are capable of taking water from the river and delivering it at the quality required for each stage of the electric power generation process.

We currently own the property where the Nuevo Puerto, Puerto combined cycle and Puerto Nuevo plants are located.

Supply. The electric power produced at each plant is delivered to the SADI through a transformer belonging to our generation units. The transformer adjusts the generator output voltage to the voltage required by the network. The electric power is delivered at 132 KV sub-stations neighboring the plants, which are currently operated by Edenor S.A. (the holder of the electric power distribution concession in the area where the Puerto Complex is located).

Luján de Cuyo Plant

The Luján de Cuyo plant is located in Luján de Cuyo, Mendoza and has an installed capacity of 509 MW. The plant began operating in 1971.

Technology. The Luján de Cuyo plant has nine generating units, five gas turbines, four steam turbines and a mini-hydroelectric turbine (which began operating in 2013). The plant has a total installed capacity of 509 MW.

The main generator is a combined cycle unit composed of a Siemens gas turbine (TG25) and a Sköda steam turbine (TV15). We believe this technology is state-of-the-art and our combined cycle unit is highly efficient.

The plant also has a combined heat and power (CHP) unit in place, which supplies 125 tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam provision contract. The plant has two Alstom-branded Frame5-type gas turbines (TG23 and TG24) and two HRSGs. The steam flows into YPF’s facilities through a steam duct that connects the plant to the refinery. Both gas turbines can operate on natural gas or gas oil.

There is also an ABB combined cycle unit in place composed of two gas turbines (TG21, TG22) and a steam turbine (TV14), which operates on natural gas or gas oil, or on blends of gas oil and biodiesel (up to 30.00%). As of the date of this annual report, TG21 is out of service and has been out of service since 2014. We are considering whether to repair the unit and assessing the economic and financial costs of such potential work. The capacity of this equipment was not taken into account for purposes of describing the total capacity of the Luján de Cuyo plant in this annual report.

In 2013, a mini hydroelectric turbine began operations under the GENREN program, a renewable energy program sponsored by the Ministerio de Planificación (Planning Ministry), (currently the Ministry of Energy). The operation consists of a turbine and a 1 MW Ossberger generator and relies on the waterfall inside the Luján de Cuyo plant’s premises to generate energy. The waterfall is connected to the Mendoza River, and the water from the waterfall is channeled towards the plant to cool the steam turbine condensers.

In 2013, we also made the necessary investments to generate and sell electric power in the Energía Plus. To such end, we augmented the combined-cycle facilities (TG25-TV15) to increase the power of the generator assembly by 16 MW. Under the rules and regulations of the Energía Plus, the generator buys the fuel to cover the committed demand of electric power and supplies the energy to large electric power consumers at market prices, denominated in U.S. dollars, previously agreed between the generator and its clients. Under these agreements, the generator needs to have a contract for the supply of fuel for generation purposes to cover the committed demand.

Location. The plant is located inside the Provincial Industrial park in Luján de Cuyo, Mendoza. The plant is close to other industrial facilities, including YPF’s Luján de Cuyo refinery.

The premises on which the Luján de Cuyo plant is located are on the banks of the Mendoza River, a major river in the Mendoza province. The Luján de Cuyo plant’s access to water from the Mendoza River provides it with a source of water to supply the generation process and to cool the condensers. The facility has a water treatment plant with production levels suitable to meet its requirements.

Supply. The electric power generated by the units installed in the Luján de Cuyo plant is delivered to the SADI through a connection between the network and the Luján de Cuyo 132 KV sub-station, which is adjacent to the plant. The sub-station is operated by Distrocuyo, an operator of the trunk pipeline system from the Cuyo region. Steam is delivered to YPF pursuant to separate contract (apart from the La Plata plant YPF agreement) through a short pipeline that connects our Luján de Cuyo plant with YPF’s adjacent Luján de Cuyo refinery.

Because the Luján de Cuyo plant is land-locked, liquid fuels must be transported by land, typically by truck. To accommodate the fuel supply chain, the plant has an unloading area for trucks with facilities equipped to receive gas oil, fuel oil and biodiesel. YPF is required to supply natural gas to be used on-site, and, in the event of a shortage, YPF is required to supply gas oil for up to 45 days per year. The location of the YPF-owned Luján de Cuyo refinery makes the logistics process easier due to the proximity of the Luján de Cuyo refinery to the Luján de Cuyo plant.

Maintenance

The plants have repair shops, warehouses and facilities suitable for the operation and maintenance of the units. Maintenance of the plants is coordinated with CAMMESA in order to avoid shortage in the power grid. Repair and maintenance procedures are key to the success of our business and are conducted according to unit type by either our own staff or under long-term service agreements executed with leading global companies in the construction and maintenance of thermal generation plants, such as (i) General Electric, which is in charge of the maintenance of the Puerto combined cycle plant and part of the Luján de Cuyo-based units, and (ii) Siemens, which is in charge of the maintenance of the combined cycle unit based in Luján de Cuyo, under a contract that includes the provision of parts and labor.

Under long-term service agreements, suppliers provide materials, spare parts, labor and on-site engineering guidance in connection with scheduled maintenance activities, in accordance with the applicable technical recommendations.

Our own staff is in charge of the maintenance of the steam turbine generator sets. We maintain an inventory of the necessary spare parts on-site, which ensures the immediate availability of parts when needed. This reduces the time it takes to replace the spare parts while ensuring a supply of spare parts that may no longer be available in the market.

Our accurate planning of in-house maintenance and outsourced maintenance by General Electric and Siemens under the long-term service agreements allows us to minimize downtime and reduce the government imposed outage rate of the units, thus maximizing their efficiency.

Fuel and Water Supply for Thermal Generation

Our conventional resource plants operate on three different types of fuel: (i) natural gas in all units, (ii) fuel oil in the steam turbines exclusively and (iii) gas oil in the gas turbines and combined cycle units. In addition, a mix of bio-diesel and gas oil may be used in certain percentages in our dual combined cycle units.

The table below shows the potential consumption (calculated as the standard consumption declared by CAMMESA based on the unit manufacturer’s specifications, assuming the unit produces energy throughout the entire day) of fossil fuel by our units:

Continuing operations:

Plant	Unit	Natural gas (thousands of m3/day)	Gas oil (m3/day)	Fuel oil (tons/day)
Puerto combined cycle	CEPUCC11	1,749	1,832
Puerto combined cycle	CEPUCC12	1,749	1,832
Nuevo Puerto	NPUETV05	830		715
Nuevo Puerto	NPUETV06	1,610		1,458
Puerto Nuevo	PNUETV07	1,100		888
Puerto Nuevo	PNUETV08	1,421		1,178
Puerto Nuevo	PNUETV09	1,629		1,393
Subtotal Puerto Complex		10,088	3,664	5,633
Luján de Cuyo	LDCUCC22	250	246
Luján de Cuyo	LDCUCC25	1,414
Luján de Cuyo	LDCUTV11	450		412
Luján de Cuyo	LDCUTV12	461		421
Luján de Cuyo	LDCUTG23	69	67
Luján de Cuyo	LDCUTG24	69	67
Subtotal Luján de Cuyo plant		2,713	380	833
Total Central Puerto		12,800	4,044	6,466

Discontinued operations:

Plant	Unit	Natural gas (thousands of m3/day)	Gas oil (m3/day)	Fuel oil (tons/day)
La Plata(1)	ENSETG01	698	715
Total La Plata plant		698	715	0

(1)
As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.

Our exposure to changes in fuel prices is limited because, under the existing regulations, the necessary fuel to produce our base energy is supplied by CAMMESA without any charge. Similarly, in the case of our PPA contracts, variations in the cost of fuel are taken into account to determine the price of the electric power sold. In the same way, the price that the generators receive for this energy is determined by the Secretariat of Electric Energy, without provisions for the price of the fuel supplied.

With respect to water consumption, water has an associated cost only in certain specific cases since we produce the necessary water with our own facilities. The water of the La Plata plant, which YPF EE agreed to purchase from us, subject to certain conditions, is provided by YPF, our client, and has a cost attached to it when the consumption exceeded the amount that had been previously agreed upon under our contract with YPF. Similarly, in the case of the supply of steam to YPF’s Luján de Cuyo plant in Mendoza, we pay for the water when the water consumption thresholds set forth in the contract with YPF are exceeded.

Electricity Generation from our Hydroelectric Complex

Piedra del Águila

The Piedra del Águila hydroelectric complex is the largest private sector hydroelectric generation complex in Argentina. It was completed in 1994 and is located approximately 1,200 kilometers to the southwest of Buenos Aires at the edge of Limay River and on the border of the Neuquén and Río Negro provinces. Piedra del Águila has an installed capacity of 1,440 MW from four 360 MW generating units.

Piedra del Águila has a gravity dam made of concrete, with a maximum height of 170 meters from its foundation, a power plant with four generating turbines of 360 MW each, intake and pipeline works, a spillway with an unloading capacity of 10,000 cubic meters per second, river diversion works, unloading equipment with a capacity of 1,500 cubic meters per second, and construction facilities, including access roads, a bridge and electric power supply. The dam is designed to be able to accommodate two additional turbines of 360 MW, although, as of the date of this annual report, we do not plan to have them installed (they would provide the plant with increased power to supply demand peaks, but would not change the electric power generated per year since such generation depends on river water levels).

Water resources allow Piedra del Águila to generate an average of 4,678 GWh per year (based on historical operations between 1994 and 2017, exclusive of electric power generated for internal use). During this period, the maximum generation in a single year was 7,333 GWh in 2006 and the lowest was 2,351 GWh in 2016.

The following table shows the electric power generated by Piedra del Águila during the period 1994-2017:

Source: CAMMESA

The Dam. The Piedra del Águila dam is composed of approximately 2.8 million cubic meters of waterproof concrete. It is 860 meters long and approximately 170 meters high (from its foundation). The storage capacity of the dam totals 12 billion cubic meters, out of which six billion cubic meters are usable, which would allow for 45 days’ generation at a capacity of 1,440 MW on a 24-hour basis.

Safety of the Paleochannel. On the left bank of the dam there is a fluvial valley filled with basalt, which we refer to as the “paleochannel.” This natural structure consists of the second part of the river closing, which was made waterproof to ensure stability. The paleochannel contained a potential leakage zone on the left bank. To mitigate risks associated with this potential leakage zone, a number of works were performed to reduce drainage gradients and ensure stability prior to the initial filling of the dam:

●
Cutoff Curtain : To make the alluvial fill between the bedrock and the basalt contact area watertight, a cutoff curtain was created through grouting and chemical injections from horizontal tunnels of about 1,200 meters in length that were dug into the massif.

●
Diaphragm Wall : This is a transition concrete structure of about 150 meters in length that connects the cutoff curtain to the dam.

●
Drainage Curtain : This is a horizontal tunnel of over 400 meters in length dug in the rock massif that covers the entire transversal section of the paleochannel, from which drillings were performed to capture the leakage water that passes the cutoff curtain.

●
Drainage Wells : These consist of five vertical wells of about 40 meters in depth and five meters in diameter located in a downstream area of the drainage curtain, from which sub-horizontal holes were drilled directed towards the basalt-alluvium contact to capture the water draining through such highly permeable zone.

●
Pumping System : This consists of ten electric pumps installed in a gallery located in the amphitheater (the area at the bottom of the paleochannel massif) intended to maintain piezometric levels of one of the existing aquifers in the alluvium at predetermined levels to ensure the zone stability.

The Power plant. The hydroelectric generation plant is located at the foot of the dam and has four Francis-type turbines with corresponding generators, transformers for each generator and operating, control and auxiliary equipment. The turbines are hydraulic turbines composed of vertical axes with a spiral steel casing. Each turbine has a rated capacity of 360 MW and a rated hydraulic load of 350 cubic meters per second and is designed to rotate at 125 rpm.

Each generator has a corresponding set-up transformer of 500 kV, which consists of a dual guide rod system, with a single SF-6 iron-isolated switch, to which all generating units are connected. The switch is connected to the SADI’s transformer substation through two transmission lines. Energy is delivered at Piedra del Águila’s 500 KV plant, which is operated by Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”), which owns, operates and maintains the largest high voltage electric power transmission system in Argentina.

During the shutdowns and start-ups of the power station, there are two 13.2 kV lines in place that serve as auxiliary service related to the local distribution network operated by Neuquén’s energy regulatory authorities, two back-up generators, and two 110V stationary batteries, each of which is capable of supplying electric power.

The operation and maintenance of a hydroelectric plant are relatively simple compared to the labor-intensive requirements of thermal plants. To operate the plant, we mainly monitor the water flow, the electric power generation and the related equipment. The plant’s operations staff is organized into several departments: (i) civil engineering (in charge of monitoring the equipment and the dam structure); (ii) operations (in charge of monitoring the delivery of the electric power); (iii) special services and technical support; and (iv) administration. Our employees are in charge of plant maintenance.

Operation and maintenance of the hydroelectric plant are managed in accordance with manufacturers’ recommendations and industry standards. To monitor management of the plant, we use performance metrics specified in Standard 762 of the Institute of Electrical and Electronics Engineers (IEEE).

All ordinary operation and maintenance tasks are performed by company personnel. Electromechanical maintenance of generators and auxiliary equipment focuses on fault prediction and prevention and is intended to minimize corrective maintenance and maximize availability of the generators.

Generators are operated in accordance with the requirements of the Organismo Encargado del Despacho (OED) (the “Dispatching Agency”) and in compliance with the Normas de Manejo de Aguas (NMA) (Water Management Standards). Water management and dam operation are overseen by the Autoridad Interjurisdiccional de Cuencas (Intergovernmental Basin Authority).

The status of the dam and paleochannel is audited every five years by an independent expert panel under the supervision of the Organismo Regulador de Seguridad de Presas (ORSEP) (Dam Safety Regulator). Fish and water quality are also monitored in the dam and tributaries at least four times per year.

The HPDA Concession Agreement. We entered into a concession agreement with the Argentine government that expires on December 29, 2023 (the “HPDA Concession Agreement”). Under the HPDA Concession Agreement, we are entitled to generate and sell electric power and use certain state-owned property, including the plant and its water resources. We can use the plant solely for the purpose of generating electric power. The Argentine government and the Intergovernmental Basin Authority are entitled to allocate or use in any other manner the current or future water resources without any obligation to compensate us. The HPDA Concession Agreement and the rights granted therein may not be assigned without the Argentine government’s prior consent. Upon the expiration of the concession term, the Argentine government will recover possession of the plant without any obligation to compensate us. We currently intend to seek the renewal of the HPDA Concession Agreement prior to its expiration.

Below we summarize certain terms of the HPDA Concession Agreement:

●
Operations : We are required to comply with certain standards and conduct certain activities, including maintaining Ps.2.7 million as a guarantee, maintaining the plant and complying with certain safety and environmental obligations, contributing to a repair fund, maintaining books and maintaining insurance, among others.

●
Mandatory works : The Argentine government may require us to carry out works jointly funded by it and us.

●
Fees and royalties : The Intergovernmental Basin Authority is entitled to a fee of 2.50% of the plant’s revenues, and the provinces of Río Negro and Neuquén are entitled to royalties of 12.00% of such revenues.

●
Indemnity : The Argentine government indemnifies us in certain circumstances, including, among others, for damages or repairs that are not attributable to us or our agents and damages caused by downstream waters, in each case subject to certain conditions. We also indemnify the Argentine government in certain circumstances.

●
Fines : Any delay or failure by us to comply with the provisions of the HPDA Concession Agreement or the regulations concerning the generation and sale of electric power may result in fines imposed by the applicable regulatory authorities, calculated as a percentage of the plant annual revenues, depending on the type of breach. The Argentine government may require that CAMMESA make payment of the fines directly to the Argentine government out of proceeds from the electric power sold in the WEM.

●
Termination : We and the Argentine government may terminate the HPDA Concession Agreement in certain circumstances in which we fail to perform our obligations under the agreement and in which we are subject to fines or do not comply with the certain laws and regulations, among others.

Supply. Substantially all of the electric power produced by Piedra del Águila and other generators in the Comahue area is transported to locations where demand is higher. Demand is highest primarily in the Buenos Aires metropolitan area, which is located some 1,200 kilometers away from the plant. The distribution system from the Comahue region comprises two corridors with a total of four 500 kV transmission lines (the last of them started to operate in December 1999), in addition to a fifth line that connects Comahue to the Cuyo region, which started to operate in September 2011. Since the end of the construction of these last two lines, the plants in the Comahue region have been able to use the entire generation capacity.

Relationship with Provincial Governments. As members of the governing body of the Intergovernmental Basin Authority, the governments of Neuquén and Río Negro are involved in the regulatory oversight of the water resources used by Piedra del Águila. In accordance with the HPDA Concession Agreement and Section 43 of Law No. 15,336, we are required to pay a 12.00% royalty on the revenues derived from electric power generation. This royalty is distributed between the provinces of Neuquén and Río Negro in equal parts. The government of Neuquén owns a 4.13% stake in us.

FONINVEMEM and Similar Programs

Following Argentina’s economic crisis in 2001 and 2002 and the subsequent devaluation of the peso, there were significant imbalances between the electric power prices generators received and their operating costs. As resources in the country’s Stabilization Fund, a fund administered by CAMMESA intended to make up for fluctuations between the seasonal price paid by distributors and the spot price in the WEM, became scarce due to the Argentine government’s decision to maintain seasonal prices (the energy prices paid by distributors) below the spot price paid to generators, the Argentine government, through a series of resolutions, fixed a set of priorities with respect to payments made from this fund. This resulted in a system under which generators collected payment for only variable generation costs and power capacity, while the resulting monthly obligations to generators for the unpaid balance were to be considered LVFVD.

In 2004, through Resolution SE No. 826/2004, generators with receivables due to the lack of funds in the Stabilization Fund (including us) were invited to participate in forming the FONINVEMEM, created by Resolution SE No. 712/04. The FONINVEMEM allowed electric energy generators to link the collection of their outstanding receivables relating to electric power sales to CAMMESA from January 2004 through December 2006 to one or more combined cycle projects, with a right to receive payment of their receivables once the new combined cycle plants built with FONINVEMEM financing become operational.

In December 2004, we agreed to participate in the creation of the FONINVEMEM. We entered into an agreement on October 17, 2005, which stated that generators would receive (i) their receivables relating to sales of electric power from January 2004 through December 2006, amounting to US$157 million in our case, plus an interest rate of 360-day LIBOR (which as of December 31, 2017 was 2.10697%) plus 1.00% in 120 equal, consecutive monthly installments and (ii) their proportional equity interest in the generating companies formed for such projects, TJSM and TMB, which are in charge of managing the purchase of equipment, and of building, operating and maintaining each of the new power plants, and after ten years of operation would receive the property of these plants. The generation plants are not owned by TJSM and TMB but rather owned by two trusts, created by the Argentine government, that receive revenue from the sale of electric power generated by the plants, among others, to repay the LVFVD receivables.

On October 16, 2006, we entered into two pledge agreements with the former Secretariat of Electric Energy to guarantee our performance obligations in favor of the two trusts under certain construction management and operation management agreements and provided as collateral: (a) 100% of our shares in TJSM and TMB and (b) 50% of the rights conferred by our LVFVD receivables for the duration of the construction management agreement and the operation management agreement.

On July 13, 2007, we agreed to include 50.00% of our total receivables relating to the sale of electric power to CAMMESA from January through December 2007 in the FONINVEMEM arrangement, which totaled US$30.3 million. These receivables are also reimbursed in 120 equal, consecutive monthly installments starting from the commercial launch date of the plants, converted into U.S. dollars at the applicable exchange rate pursuant to the FONINVEMEM arrangement, with an interest rate of 360-day LIBOR (which as of December 31, 2017 was 2.10697%) plus 2.00%. We received no additional equity interest in TJSM and TMB as a result of the inclusion of these additional receivables in the FONINVEMEM arrangement.

After the commercial authorization was granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly payments of the receivables. As of December 31, 2017, the balance owed to us under the FONINVEMEM arrangement relating to the sale of electric power to CAMMESA from January 2004 through December 2007 totaled US$ 43.79 million. In the year ended December 31, 2017, we received Ps. 324.6 million (US$ 19.81 million in U.S. dollar-denominated payments) in principal and Ps. 25.98 million (US$ 1.59 million in U.S. dollar-denominated payments) in interest for these receivables (including VAT).

We own 30.8752 % of TJSM and 30.9464 % of TMB. The operating companies have a variable revenue (US$1.00 per MW generated) and a fixed revenue to compensate for their operating costs. In 2017, we received dividends from our equity interests in TJSM and TMB in the amount of Ps. 16.12 million and Ps. 20.05 million, respectively.

With respect to the sale of electric power to CAMMESA from 2008 to 2011, on December 28, 2010, our Board of Directors approved an agreement with the former Secretariat of Electric Energy that established, among other agreements, a framework to determine a mechanism to settle receivables accrued by generators over the 2008-2011 period. For that purpose, (i) the construction of the new generation plant, CVOSA, was agreed upon, with receivables earned from January 1, 2008 through December 31, 2011 to be paid starting as of the commercial launch date of the CVOSA plant’s combined cycle unit; (ii) a managing company for this project, CVOSA, was created in which we hold a controlling interest and (iii) a trust was created by the Argentine government to hold the property of the plant under construction. The combined cycle unit commenced operations on March 20, 2018.

After the CVOSA power plant became operational, in the case of receivables accrued between 2008 and September 2010, the amount due was converted into U.S. dollars at the exchange rate effective at the date of the CVO agreement (i.e., November 25, 2010), which was Ps.3.97 per U.S. dollar. Additionally, certain receivables that accrued after September 2010 and that were also included in the CVO agreement, were converted into U.S. dollars at the exchange rate effective at the due date of each monthly sale transaction. The total estimated amount due to us under the Agreement for the LVFVD 2008-2011 is US$545 million (including VAT). The effect of any difference between this rate and the exchange rate at the time of conversion will be recorded in our financial statements and any tax liability will be recognized once the combined cycle plant becomes operational and we have received the necessary regulatory approvals. Under the CVO agreement, we are entitled to receive payment for the LVFVD 2008-2011 receivables in the form of 120 equal, consecutive monthly installments, starting from March 20. 2018, the date of commencement of commercial operations of the combined cycle plant, bearing interest at a nominal annual rate of 30-day LIBOR (which as of December 31, 2017 was 1.56425%) plus 5.00%. The U.S. denominated monthly payments under the CVO agreement are payable in pesos, converted at the applicable exchange rate in place at the time of each monthly payment.

In accordance with the agreements for each project, after the first ten years of operation, ownership of the combined cycle plants will be transferred from the respective trusts to the operating companies, and the operating companies will begin to receive the revenue from the sale of electric power generated by the plants. At such time, since the Argentine government financed part of the construction, it will be incorporated as shareholder of TJSM, TMB and CVOSA, and our interests in TJSM, TMB and CVOSA may be diluted. In the case of TJSM and TMB, we cannot estimate the exact effects of such potential dilution due to the fact that the Argentine government’s stake in these companies depends on the funds provided by the Argentine government for the construction of each plant, which has not yet been defined. In the case of CVOSA, although the effect of the potential dilution has also not yet been defined for the same reasons, the Argentine government’s stake in CVOSA will be at least 70% due to an agreement between the parties. Any dilution of our interest in TJSM, TMB or CVOSA could reduce our income, which could adversely affect our results of operations. See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.” See “Item 3.D. Risk Factors—Our interests in TJSM, TMB and CVOSA may be significantly diluted.”

Market Area and Distribution Network

Market Area

Our plants are located at various locations in Argentina. All of them are connected to the SADI, enabling coverage for residential and industrial users nationwide. The following graphic breaks down where our plants are located in Argentina and the energy generation capacity of each plant:

TJSM
Timbúes City, Province of Santa Fe
865 MW
816 MW
Vuelta de Obligado Plant (CVOSA)
Timbúes City, Province of Santa Fe
509 MW
Luján de Cuyo Plant
Luján de Cuyo City, Mendoza Province
93 MW
Luján de Cuyo Cogeneration
Luján de Cuyo City, Province of Mendoza
48 MW
Achiras Wind Plant
Achiras City, Province of Córdoba
1,440 MW
Piedra del Aguila Plant
Piedra del Aguila City, Neuquén
87 MW
La Genoveva I Wind Plant
Bahía Blanca City, Buenos Aires
99 MW
La Castellana Wind Plant
Villarino City, Buenos Aires Province
330 MW
Terminal 6 Project
San Lorenzo City, Province of Santa Fe
873 MW
TMB
Campana City, Province of Buenos Aires
360 MW
Nuevo Puerto Plant
Buenos Aires City
589 MW
Puerto Nuevo Plant
Buenos Aires City
765 MW
Combined Cycle (Puerto Site)
Buenos Aires City
Central Puerto S.A. Assets
Plants under construction (1)
FONINVEMEM Plants (2)

(1)
“Plants under construction” refers to the wind farms Achiras and La Castellana, both of which are under construction and are expected to be finished in the second and third quarters of 2018, respectively, Luján de Cuyo co-generation unit which is under construction and is expected to be finished in the fourth quarter of 2019, and the Terminal 6 Plant which is under construction and is expected to be finished in the second quarter of 2020.

(2)
“FONINVEMEM Plants” refers to the plants, José de San Martín, Manuel Belgrano and Vuelta de Obligado that we expect to be transferred from FONINVEMEM trusts to the operating companies, TJSM, TMB and CVOSA, respectively, after the first ten years of operation as a result of the FONINVEMEM program and other similar programs. For a description of when we expect this transfer to occur and other information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

(3)
The graphic excludes the La Plata Plant which, as of December 31, 2017, was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale.”

Puerto plants: The Puerto Nuevo, Nuevo Puerto and Puerto combined cycle plants are situated in a unique location within the port of the City of Buenos Aires, one of the most populated metropolitan areas in the world, which reduces costs arising from lost power during transmission. In addition, the plants have three docks for unloading liquid fuels from large vessels, thus facilitating the supply of fuel.

Luján de Cuyo plant: The Luján de Cuyo plant is located within YPF’s Luján de Cuyo refinery and supplies steam to such refinery. This location enables it to obtain gas oil supplies from the refinery itself in case of natural gas shortages.

Piedra del Águila Hydroelectric Complex: the Piedra del Águila hydroelectric complex is located on the Limay river, which serves as the border between the Provinces of Río Negro and Neuquén. The dam is close to the city of Neuquén and is able to supply energy to cities far from the complex through existing transmission lines.

Distribution Network

All of our plants are connected to the SADI, which allows us to reach almost all the users in the country. The SADI permits interaction among all agents in the Argentine WEM and allows generating companies to dispatch power to Large Users and distributors through the transmission companies. The system is regulated and allows participation of all WEM agents (generators, transmission companies, distributors, Large Users and the Argentine government through CAMMESA), thus preventing discrimination among any involved participants.

The prices for power transmission are regulated and based on the distance from the generating company to the user, among other factors. In this regard, our thermal power plants are strategically located in important city centers or near some of the system’s largest customers (e.g., YPF’s refineries), which constitutes a significant competitive advantage.

Our Customers

		For the year ended December 31,
Modality continuing operations	Main clients	2017
		(in thousands of Ps.)	percentage of revenues
Energía Base (Resolution SE No. 95/2013)(1) and electric power sold on the spot market(2)	CAMMESA (3)	5,648,272	94.82%
Term market sales under contracts	Compañía Mega S.A., ENARSA	34,077	0.57%
Energía Plus sales under contracts	Dow Chemical Argentina S.A., Pirelli Neumáticos S.A., Banco de Galicia y Buenos Aires S.A., PBBPolisur S.A. Sanatorio Otamendi y Miroli S.A.	133,047	2.23%
Steam sales	YPF	141,200	2.37%

(1)
Includes additional trust remuneration revenues in the form of LVFVD from CAMMESA, and non-recurring maintenance remuneration revenues in the form of LVFVD from CAMMESA. See “—Our Revenues—The Energía Base.”

(2)
Includes (i) sales of energy and power not remunerated under Resolution No. 95 and (ii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine government—The National Program.”

For a discussion of the different regulatory regimes under which we sell our electric power, see “Operating and Financial Review and Prospects—Factors Affecting our Results of Operation—Our Revenues” and “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry.”

Seasonality

Seasonality of Electricity Generation by Thermal Facilities

The following graphic breaks down our average thermal energy production over the last three years on a month-by-month basis:

Source: CAMMESA

(1)
As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.

Seasonality of Water Resources and Electricity Generation of Piedra del Águila

The availability of water is the key factor for determining Piedra de Águila’s electric power generation capacity and is tied to annual and seasonal changes in rains in the upstream mountain area of Piedra del Águila. Water levels generally increase between May and December due to the winter rains and the spring thaw, and we are able to produce more energy over such periods.

The following graphic breaks down our average hydroelectric energy production over the last three years on a month-by-month basis:

Source: CAMMESA

Competition

The demand for electric power in Argentina is served by a variety of generation companies, both state-owned and private-owned. These companies pursue the right to supply generation capacity and electric power and to develop projects to serve the growing demand for electric power in Argentina. Some of our foreign competitors are substantially larger and have substantially greater resources than our company. Because of the significant gap between the demand and supply of electric power in Argentina (which has resulted in voluntary and forced blackouts at times of seasonal peak consumption), there has not been significant competitive pressure in the Argentine electric power sector over the past 12 years. During 2017 (and particularly, on February 24, 2017 pursuant to CAMMESA’s records), there was a historic demand peak recorded totaling 25.6 GW, which was supplied by 24.6 GW of capacity domestically (out of a total installed capacity of 34.5 GW) and the remainder from Brazil and Uruguay. In 2017, 734 GWh of energy were imported, representing a 50.08% decrease in energy imports as compared to 2016.

In addition, narrowing the electric power supply/demand gap is a priority for the Macri administration, reflected in that the first resolution of the new Minister of Energy and Mining was directed to reforming the sector’s tariff system and regulatory framework. With respect to electric power generation, the Ministry of Energy and Mining has publicly noted the need for new generating capacity, which it has stated should be addressed by the expansion of thermal and renewable energy sources by private sector companies, and has taken measures to boost generation capacity in order to ensure the supply of electric power and reduce the need for imports from neighboring countries. As a result, we believe that there will not be meaningful competitive pressure in the Argentine electric power market in the short- to medium-term.

Our primary competitors in the electric power generation market are the Enel group, AES Argentina Generación S.A. (an affiliate of the AES Corporation), Pampa Energía S.A. and Petrobras Argentina S.A. (which was acquired by Pampa Energía S.A.).

Below we detail the installed capacity of the main private sector generators in Argentina:

Company and subsidiaries	Power (MW)
Central Puerto	3,663(1)(2)
The AES Corporation	3,403((3)
Grupo Enel	3,941(4)(2)
Pampa Energía S.A.	3,756(5)

Sources: (1) Based on the documentation officially declared to CAMMESA by Central Puerto for continuing operations (2) Based on company’s financial statements as of December 31, 2017 and data from CAMMESA. (3) Accounts for only assets located in Argentina, operated by any of the following subsidiaries: AES Argentina Generación S.A., AES Juramento S.A., AES Alicura S.A., AES Parana S.A. and Termoandes S.A. (4) Based on data from CAMMESA. Includes Enel Generación Costanera S.A., Enel Generación El Chocón S.A. and a 40.00% stake of Grupo Enel in Central Dock Sud S.A. (5) Includes Petrobras Argentina S.A., which was acquired by Pampa Energía S.A.

The following graphs break down the market share of electric power generation supplied by private sector companies in Argentina as of December 31, 2017, based on data published by CAMMESA:

Source: CAMMESA

(1)
As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.

The following graphs break down total market share of electric power generation supply and the market share from thermal units (from both private and public sector generators) in Argentina as of December 31, 2017, based on data published by CAMMESA:

Source: CAMMESA
(1)
As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.

Source: CAMMESA
(1)
As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.

The following table shows the installed capacity in terms of MW assigned to each regulatory framework (Energía Base, Energía Plus, Resolution No. 220/07) for us and each of our main competitors as of December 31 2017:

In MW	Energía Base	Term market	Res. 220/07	Energía Plus	Total
Central Puerto(1)	3,640	7	-	16	3,663
AES Argentina Group	2,989		-	305	3,294
ENEL Group	3,941	-	-	-	3,941
Pampa Energía S.A.(2)	3,340	-	135	281	3,756

(1)
For Central Puerto, excludes the La Plata Plant, which had a 55 MW and 73 MW installed capacity in Energía Base and the Term Market, respectively. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. See Item 4. Information of the Company—Recent Developments—La Plata Plant Sale.”

(2)	Includes Petrobras Argentina S.A., which was acquired by Pampa Energía S.A.

Our efficiency levels compare favorably to those of our competitors due to our efficient technologies. The following chart shows the efficiency level of each of our generating units compared to our main competitors based on heat rate, which is the amount of energy used by an electrical generator or power plant to generate one kWh of electric power.

Additionally, the operating cost of our thermal units is generally lower than the daily marginal operating cost for the thermal units in the Buenos Aires area. The following graph shows the daily marginal operating cost of the 182 thermal units in Buenos Aires area for 2017, as compared to the daily operating cost of each of our thermal units:

Source: CAMMESA

We are also one of the largest consumers of natural gas in Argentina’s electric power sector, as well as the one of the largest consumers of fuel oil, gas oil and biodiesel. Although CAMMESA is our current supplier of biodiesel, we have developed business relationships over the years with strategic companies from the oil and gas and the biofuel sectors, and in the past have participated in certain joint ventures with some of them.

Insurance

We carry insurance with the following coverage for the four complexes where our electric power generation plants are located (Puerto Complex, Piedra del Águila, and Luján de Cuyo):

●
Comprehensive operational risk (physical property) and lost profits: Our coverage extends to comprehensive operational risk, buildings, machinery damages and breakdown, fire and acts of nature, among others, due to sudden or accidental cause, directly or indirectly attributable to any cause (excluding damages as a result of earthquakes at the Piedra del Águila and Luján de Cuyo plants, in which case there is a deductible of the greater of 5.00% of the damages or US$1 million), including consequential lost profits due to breakdown or damages to fixed assets for a maximum period of 18 months.

●
Primary liability: Our coverage extends to third party liability against property damages, personal injuries or death resulting from the development of the insured party’s activities up to US$10,000,000 per generation plant.

●
Excess liability: Our coverage extends to third party liability against property damages, personal injuries or death resulting from the development of activities at any of the four locations of the generation plants for up to US$50,000,000 in excess of the primary liability coverage described in the previous bullet point.

●
Port liability: In our capacity as port terminal operator, we carry insurance covering our fuel loading and unloading operations conducted at the port terminal, including consequential losses and sudden and accidental pollution.

●	Directors and officers liability: We carry directors and officers liability insurance against potential claims against such directors and officers.

●
Vehicle insurance: Our insurance covers third party liability for claims against the insured party for personal injuries or property damages and physical damages to the insured vehicle as a result of an accident, fire, robbery of theft.

●	Worker’s compensation: This policy provides coverage against any accident occurring at work and such accidents occurring while employees are commuting to the workplace.

●	Mandatory life insurance: This policy covers the death of employees.

●	Optional life insurance: This policy covers total or permanent disability due to disease or accident and partial losses due to accident.

●	Transportation: This policy covers losses or damages resulting from collision, overturn, fall or derailment of the carrier and other catastrophes.

●	Combined and comprehensive: This policy covers the offices and warehouses in the city of Neuquén. It provides coverage against certain catastrophes.

In addition, we intend to obtain customary insurance coverage for our electric power generation plants currently under construction, as appropriate.

We believe the level of insurance and reinsurance coverage we maintain is reasonably adequate in the light of the risks we are exposed to, and is comparable to the level of insurance and reinsurance coverage maintained by other similar companies doing business in the same industry.

Environment

As of the date of this annual report, we are not involved in pending or threatened judicial proceedings in connection with environmental issues.

As of the date of this annual report, we have obtained or have applied for the environmental permits required by the applicable environmental regulations and our environmental management plans have been approved by the applicable regulatory authorities. To maintain high environmental standards, we carry out periodic controls in accordance with applicable legislation.

We have developed a broad environmental compliance and management program, which is subject to periodic internal and external audits by TÜV Rheinland.

In order to comply with these policies, we routinely obtain quality certifications. In May 2016, TÜV Rheinland completed a series of ISO recertification audits, after which we were awarded the following certificates:

●	Puerto Complex:

●	ISO 14001/2004: Certificate No. 01 10406 1629668 good through September 13, 2018 (Nuevo Puerto, Puerto Nuevo and Puerto combined cycle plants)

●	Luján de Cuyo plant:

●	ISO 14001/2004: Certificate No. 01 10406 1629670 good through September 14, 2018

●	Piedra del Águila plant:

●	ISO 14001/2004: Certificate No. 01 10406 1629669 good through September 14, 2018

Additionally, pursuant to Section 22 of Argentina’s Environmental Policy Law No. 25,675, any individual or legal entity, whether public or private, engaged in activities that endanger the environment, ecosystems and their constituent elements, including us, must carry insurance for an amount sufficient to cover the cost of repairing the damages such individual or legal entity may cause. We fully comply with this regulation.

Security and Health

In managing occupational safety and health we seek to protect people and our own and third parties’ property, assuming that:

●	all accidents and occupational diseases can be prevented;

●	compliance with applicable occupational and health standards is the responsibility of all individuals participating in activities in our facilities; and

●	raising awareness among individuals contributes to the welfare at the workplace and to the improved individual and collective development of the members of the work community.

Our commitment to ongoing improvement compels us to review the sufficiency of our current policy and its stated goals on an ongoing basis to ensure conformance to the changes required by the market and the applicable laws.
In order to comply with these policies, we routinely pursue quality certifications. In May 2016, TÜV Rheinland completed a series of ISO recertification audits, after which we were awarded the following certificates:

●	Puerto Complex:

●	ISO 9001/2008: Certificate No. 01 10006 1629668 good through September 13, 2018 (Puerto combined cycle plant)

●	Luján de Cuyo plant:

●	ISO 9001/2008: Certificate No. 01 10006 1629670 good through September 14, 2018

●	Piedra del Águila plant:

●	ISO 9001/2008: Certificate No. 01 10006 1629669 good through September 14, 2018

●	OHSAS 18001/2007: Certificate No. 01 11306 1629669 good through July 13, 2019

Integrated Management System with ISO Certifications

Our management has put an integrated management system (“IMS”) in place for its electric power and steam generation plants in order to meet the needs and requirements of our internal policies and goals, as well as the needs and requirements of our clients, the applicable laws and regulations and ISO standards, namely, ISO 9001/2008 (quality), ISO 14001/2004 (environment) and OHSAS (Occupational Health and Safety Assessment Series) 18001/2007 (occupational safety and health). Our IMS is certified by renowned international entities and audited from time to time, as required by the aforementioned standards.

The IMS seeks to achieve the following goals:

●	equip the plants with useful and proactive management tools;

●	ensure process quality;

●	satisfy clients’ requirements;

●	pursue ongoing improvement in processes;

●	safeguard people and our own and third party’s property;

●	prevent pollution;

●	make efficient use of resources;

●	preserve the ecological balance; and

●	improve life quality.

We identify the processes and the necessary support for the accurate operation of a sustainable, participatory and bureaucracy-free IMS that is useful for implementing the principles established by management with respect to environmental, quality, and occupational safety and health policies and for ensuring the availability of human, material and financial resources. We have used a management model based on planning-doing-checking-acting in order to guarantee the maintenance and ongoing improvement of the IMS in our facilities, which involves one or several of the following systems:

●	Quality Management System

●	Environmental Management System

●	Occupational Safety and Health Management System

The individual scope of the IMS at each plant is as follows:

●	Puerto Complex:

●	Nuevo Puerto plant: Environmental Management System with ISO 14001/2004 certificate

●	Puerto Nuevo plant: Environmental Management System with ISO 14001/2004 certificate

●	Puerto combined cycle plant: Environmental Management System with ISO 14001/2004 certificate and Quality Management System with ISO 9001/2008 certificate

*	Certification body:

From 2004 through 2015: IRAM

Year 2016: TÜV Rheinland

●	Luján de Cuyo plant: Environmental Management System with ISO 14001/2004 certificate and Quality Management System with ISO 9001/2008 certificate

*	Certification body:

From 2004 through 2015: SGS

Year 2016: TÜV Rheinland

●
Piedra del Águila plant: Environmental Management System with ISO 14001/2004 certificate, Quality Management System with ISO 9001/2008 certificate and Occupation Safety and Health Management System with OHSAS 18001/2007 certificate

*	Certification body:

From 2004 through 2015: IRAM

Year 2016: TÜV Rheinland

It is our policy that the IMS be reviewed upon a change to our organizational structure, operating procedures, processes or facilities and that it be updated as applicable. Once updated, the IMS is subject to a comprehensive review considering the existing interrelations to avoid overlap or omissions. Where no changes have occurred, the IMS is reviewed every five years, unless a new version of the reference ISO or OHSAS standards is released during that period, in which case the IMS is adjusted to conform to the new standards.

The Argentine Electric Power Sector

The following is a summary of certain matters relating to the electric power industry in Argentina, including provisions of Argentine laws and regulations applicable to the electric power industry and to us. This summary is not intended to constitute a complete analysis of all laws and regulations applicable to the electric power industry. Investors are advised to review the summary of such laws and regulations published by the Ministry of Energy and Mining (former Secretariat of Electric Energy) (www.minem.gob.ar), CAMMESA (www.cammesa.com.ar) and the Ente Nacional Regulador de la Electricidad (Argentine Electricity Regulatory Entity, or “ENRE”) (www.enre.gob.ar) and to consult their respective business and legal advisors for a more detailed analysis. None of the information on such websites is incorporated by reference into this annual report.

History

During the majority of the second half of the 20th century, the assets and operation of the Argentine electric power sector were controlled by the Argentine government. By 1990, virtually all of the electric power supply in Argentina was controlled by the public sector (97% of total generation). The Argentine government had assumed responsibility for the regulation of the industry at the national level and controlled all of the national electric power companies. In addition, several Argentine provinces operated their own electric power companies. As part of the economic plan adopted by former President Carlos Menem, the Argentine government undertook an extensive privatization program of all major state-owned industries, including those in the electric power generation, transmission and distribution sectors. Argentine Law No. 23,696 passed in 1989 (the “Federal Reform Law”) declared a state of emergency for all public services and authorized the Argentine government to reorganize and privatize public companies. The privatization had two ultimate objectives: first, to reduce tariffs and improve service quality through free competition in the market, and second, to avoid the concentration of control of each of the three subsectors of the market in a small group of participants and thereby reduce their ability to fix prices. Separate limitations and restrictions for each subsector were imposed in order to reach these goals. In accordance with the Federal Reform Law, Decree No. 634/1991 established guidelines for the decentralization of the electric power industry, for the basic structure of the electric power market, and for the participation of private sector companies in the generation, transmission, distribution and administration sub-sectors.

General Overview of Legal Framework

Key Statutes and Complementary Regulations

The body of rules that constitutes the basic regulatory framework of the Argentine electric power sector currently in force are the following: (i) Law No. 15,336, enacted on September 20, 1960, as amended by Law No. 24,065, passed on December 19, 1991, partially promulgated by Decree No. 13/92, and regulated by Decree No. 1398/92 and Decree No. 186/95 (collectively, the “Regulatory Framework”), (ii) Law 24,065 implemented privatizations of government-owned companies in the electric power sector and separated the industry vertically into four categories: generation, transmission, distribution and demand, and it also provided for the organization of the WEM (described in greater detail below) based on the guidelines set forth in Decree No. 634/91; and (iii) Decree No. 186/95 also created the notion of “participant,” among which it is worth mentioning the “trader,” which is defined as a company that is not a WEM agent but trades electric power in bulk.

ENRE

Law No. 24,065 also created the Ente Nacional de Regulador de la Electricidad (Argentine National Electricity Regulator) (ENRE) as an autonomous entity within the scope of the former Secretariat of Electric Energy (currently, the Ministry of Energy and Mining), the main duties of which are as follows: (a) enforcing the Regulatory Framework and controlling the rendering of public services and the performance of the obligations set forth in the concession contracts at a national level; (b) issuing the regulations applicable to the WEM agents; (c) setting forth the basis for calculation of tariffs and approving the tariff schedules of transmission and distribution companies holding national concessions; (d) authorizing electrical conduit easements; and (e) authorizing the construction of new facilities. Besides, Law No. 24,065 has entrusted ENRE with a jurisdictional activity. Any dispute arising between WEM agents should be subject to prior compulsory jurisdiction of ENRE (subject to further judicial review).

Pursuant to Decree No. 258/16, the executive branch appointed nine interim members of the ENRE’s board of directors, and ordered the Ministry of Energy and Mining to put in place an open call (convocatoria abierta) to select the members of the ENRE’s board of directors.

The Ministry of Energy and Mining

In addition to the ENRE, another of the main regulatory entities in Argentina is the Ministry of Energy and Mining, the successor entity of the former Secretariat of Electric Energy. Its role is defined in Law No. 24,065 and Decree No. 13/15. Its main duties are:

●	to participate in the drafting and implementation of national energy policies;

●	to enforce the laws governing the development of the activities within its scope of competence;

●	to participate in the drafting of policies and regulations governing public services within the scope of its competence;

●	to oversee the entities and agencies governing works and public service concessionaries;

●	to engage in drafting regulations concerning licenses issued by the federal government or the provinces for public services within the scope of its competence;

●	to oversee the regulatory entities and agencies of privatized areas or areas operating under concessions within the scope of its competence; and

●	to enforce the Regulatory Framework and to oversee the regulations governing tariffs, fees, duties and taxes.

Pursuant to Resolution No. 25/16, the Ministry of Energy and Mining has delegated some of its duties to the Secretariat of Electric Energy. Such delegated duties include:

●	amending the Rules to Access the Electricity Transportation System Existing Capacity and Enlargement;

●	regulating the International Interconnection Transmission System (the “IITS”);

●	amending the rules governing the Procedures;

●	defining power and energy amounts and other technical parameters that distributors and Large Users are required to meet to access the WEM and authorizing the entry of new players to the WEM;

●	authorizing electric power imports and exports;

●
rendering final administrative decisions with respect to appeals brought against the ENRE’s resolutions, which are the last administrative remedies that can be filed in order to review the ENRE’s resolutions (the next step is a judicial appeal);

●	exercising the duties of the Ministry of Energy and Mining within the Federal Electricity Council; and

●	administering the Provinces’ Special Fund for Electricity Development created by Section 33 of Law No. 15,336.

Moreover, the Ministry of Energy and Mining delegated to the Secretariat of Electric Energy the duties of the former Secretariat of Electric Energy pursuant to Sections 35, 36 and 37 of Law No. 24,065, through Resolution No. 6/16. These duties include:

●	representing the state-owned equity interest in CAMMESA;

●	defining the rules governing CAMMESA;

●	ensuring transparency and equity;

●	determining the overall operating and maintenance costs that would allow fully or partially state-owned generation and transportation companies to maintain service quality, continuity and safety; and

●	administering the Stabilization Fund.

WEM (Wholesale Electricity Market)

Pursuant to Section 35 of Law No. 24,065 and other regulations, the Despacho Nacional de Cargas (National Dispatch Board) must be structured as a corporation. CAMMESA was created for such purpose (Decree No. 1192/92) and to coordinate the technical and administrative supply and demand of electric power within a real-time operation system, centralizing and processing information produced by the WEM agents. CAMMESA also acts as a collection entity for all WEM agents.

The WEM consists of:

1.	a term market, where contractual quantities, prices and conditions are freely agreed upon among sellers and buyers;

2.
a spot market, where prices are established on an hourly basis based on the economic production cost, represented by the short-term marginal cost measured at the system’s load center (market node); and

3.	a quarterly stabilization system of spot market prices, intended for the purchases of electric power by distributors.

The following chart shows the relationships among the various actors in the WEM:

Procedures for the Programming of Operation, Dispatch and Price Calculation

For the purposes of implementing the provisions set forth in the Regulatory Framework, a set of regulatory provisions were issued, through former Secretariat of Electric Energy Resolution No. 61 of April 29, 1992, which are referred to as the “Procedures for the Programming of Operation, Dispatch and Price Calculation” (the “Procedures”). The Procedures have been amended, supplemented and extended by subsequent resolutions issued by the former Secretariat of Electric Energy.

CAMMESA

CAMMESA is a not-for-profit corporation. The shareholders of CAMMESA each hold twenty percent stakes and are as follows: the Argentine government (represented by the Ministry of Energy and Mining) and the four associations representing the different segments of the electric power sector (generation, transmission, distribution and Large Users).

CAMMESA is managed by a board of directors composed of ten regular directors and up to ten alternate directors, which are appointed by its shareholders. Each of the associations that represent the different segments of the electric power sector is entitled to appoint two regular directors and two alternate directors. The two remaining regular directors of CAMMESA are the Secretariat of Electric Energy, who serves as chairman of the board by virtue of the delegation made by the Ministry of Energy and Mining, and an independent member who acts as vice chairman, appointed at a meeting of the shareholders. The decisions adopted by the board of directors of CAMMESA require the affirmative vote of a majority of the directors present at the meeting, including the affirmative vote of the chairman of the board.

CAMMESA is in charge of:

●	managing the SADI in accordance with the Regulatory Framework, which includes:

●
determining the technical and economic dispatch of electric power (including determining the schedule of production of all generation plants of a power system to balance the production with the demand) at the SADI;

●	maximizing system security and the quality of electric power supplied;

●	minimizing wholesale prices in the spot market;

●	planning energy capacity requirements and optimizing energy use in accordance with the rules set forth periodically by the Secretariat of Electric Energy; and

●	monitoring the operation of the term market and administering the technical dispatch of electric power under the agreements entered into in that market.

●	acting as agent of the various WEM participants;

●
purchasing and selling electric power from or to other countries by performing the relevant import/export transactions within the framework of existing agreements between Argentina and bordering countries and/or among WEM agents and third parties from bordering countries; and

●	carrying out the commercial administration and dispatch of fuels for the WEM generation plants.

In addition to the responsibilities mentioned above, under current applicable regulations, CAMMESA has temporarily been tasked with the role of acquiring and supplying the fuel for the electric power sold under the Energía Base free of cost to the generators.

CAMMESA’s operating costs are funded by means of the mandatory contributions of all WEM participants. Regulations in force as of the date of this annual report have fixed a maximum amount for CAMMESA’s annual budget, equal to 0.85% of the total WEM transactions planned for each year.

Provincial Regulatory Powers

Provinces can (and do) regulate the electrical system within their territories, and are enforcement authorities in charge of granting and controlling electric power distribution concessions within their territories. Nonetheless, if a provincial electric power market participant is connected to the SADI, it must also comply with federal regulations. In general terms, provinces have followed federal regulatory guidelines and have established similar regulatory institutions. In addition, isolated provincial electric power systems are very rare, and most provincial market participants are connected to the SADI and buy and sell electric power in the WEM, which falls within the regulatory powers of the Argentine government.

Pursuant to Sections 6 and subsequent sections of Law No. 15,336, electric power generation, whatever its source, transformation or transmission, is subject to exclusive federal jurisdiction when:

1.	it is related to national security;

2.
it is aimed to be used in the trade of electric power between different jurisdictions and districts inside the country (e.g., between two different provinces or between the City of Buenos Aires and a province);

3.	it is correlated to a place that is exclusively under jurisdiction of the Argentine Congress;

4.	it is related to hydroelectric or tidal energy facilities that need to be connected between them or with others of the same or different source for a rational and economic use of them;

5.	it is connected to the SADI in any spot of the country;

6.	it is related with the trade of electric power with a foreign nation; or

7.	it is related to electric power plants that use or transform nuclear or atomic energy.

This exclusive federal jurisdiction implies, among other things, that provinces have limited taxing and police powers when generation, transformation and transmission facilities of electric power are involved.

Structure of the Industry

Generation and the WEM

According to Law No. 24,065, electric power generation is classified as an activity of public interest associated with the provision of the public service of transmission and distribution of electric power, but conducted within the framework of a competitive market. As a result of the privatization and incorporation of new market players, the generation sector, even after a consolidation process that took place over the past few years, has a competitive structure with at least five major companies of similar size: (i) Central Puerto; (ii) Endesa Argentina S.A. (which includes Endesa Costanera S.A., Central Dock Sud S.A. and Hidroeléctrica el Colochón S.A.); (iii) Pampa Energía S.A. (which includes Central Térmica Güemes S.A., Central Térmica Loma la Lata S.A., Inversora Piedra Buena S.A., Inversora Diamante S.A., CTG and Inversora Nihuiles); (iv) AES Argentina Generación S.A. (which includes Central Térmica San Nicolás S.A. and Hidroeléctrica Alicurá S.A.); and (v) Petrobras Argentina S.A. (which was acquired by Pampa Energía S.A.). In addition, a significant portion of the generation sector is controlled by state-owned and state-controlled companies (e.g., Yacyretá, Salto Grande, Atucha and Embalse and YPF) and other private sector generators (e.g., Duke, Albanesi, Capex and Pluspetrol).

Thermal electric power generators (i.e., generation using natural gas, liquid fuels derived from oil, such as gas oil and fuel oil or coal) do not need a concession granted by the government to operate, whereas hydroelectric power generators do need a concession granted by the government to be able to use water sources. Typical terms included in concession agreements include the right to use water resources and facilities for a fixed amount of time (e.g., thirty years), in cases where the dam is owned by the Argentine government or an Argentine provincial government, and the option to extend or renew the concession period for a fixed number of years. Usually, the concessionaire must make a one-time initial payment to the Argentine government or an Argentina provincial government in exchange for the rights granted in the concession and periodically must pay a fee and/or royalties to the respective provincial government where the river is located in exchange for the use of this water resource. Normally, these periodic fees vary according to the amount of energy generated.

As of the date of this annual report, following the enactment of Resolution SE No. 95/2013, Large Users operating in the term market purchase electric power through agreements with CAMMESA. See “Item 4.B. Business Overview— The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Scheme” below.

Electricity Dispatch and Spot Market Pricing prior to Resolution SE No. 95/13

According to the Regulatory Framework, an electric power generators’ remuneration is a function of two components: (1) a variable component, based on quantity of energy sold in the market, and (2) a fixed component that aims to remunerate the generator for each MW of capacity of its units available per hour in the WEM, regardless of the consumption of the electric power generated by such units. The value of the fixed component depends on, among other things, the connection node to which the unit connects to the SADI.

In accordance with the spot market that was in place prior to Energía Base, electric power is traded at prices reflecting supply and demand. CAMMESA dispatches the available power units based on the variable costs of production determined by the generation agents, either based on the cost of fuel or the price of water determined, dispatching the most efficient power units first. The spot market price is determined by CAMMESA on an hourly basis at a specific geographic location, referred to as the “market node,” which is located in the system’s load center at Ezeiza, Province of Buenos Aires. The energy price consists of a value referred to as the “marginal system price” or “market price,” and represents the economic cost of generating the next MWh to satisfy an increase in demand at the same value. The seasonal price fixing system is directly related to the quarterly average prices of the spot market.

CAMMESA is regulated in a manner that is intended to keep operating costs low and to optimize prices. Pursuant to the regulations and procedures enforced by the Ministry of Energy and Mining, CAMMESA applies optimization models in accordance with applicable regulations, based on weather estimates, dam levels, rain forecasts for the following months and the availability of nuclear plants and thermal machines. These optimization models are aimed at keeping operating costs at the lowest possible level while satisfying the expected daily demand for electric power.

To meet electric power demand, CAMMESA organizes and coordinates the electric power dispatch of generators by prioritizing power units with a lower variable production cost, followed by those with a higher variable production cost, until all electric power demand has been satisfied. Generators must inform CAMMESA of the thermal generation plants’ variable production costs, which depend on the availability of different types of fuels provided by CAMMESA (e.g., natural gas, fuel oil and gas oil).

With respect to demand, CAMMESA calculates the typical hourly consumption curves taking into account the limitations of the transmission grid, the needs of distributors, Large Users and self-generators that purchase energy in the WEM, and demand from interconnected importing countries that only receive energy if there is excess supply in Argentina.

As a result of this process, CAMMESA defines an optimal market price, which results from adding the variable cost of transmission from the generator’s connection point to the market node to the accepted variable production cost.

The procedure described above is used to project the future needs of the SADI and WEM. However, often projections and actual market conditions differ, which creates differences between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price.

The Stabilization Fund

Energy prices are passed on to end-users through the public utility distribution companies. To fix prices for end-users, CAMMESA analyzes electric power supply and demand for the period for which the price is being calculated. The seasonal price is a fixed quarterly price. The Regulatory Framework created the Stabilization Fund that absorbs the differences between the seasonal price and the spot price in the WEM. When the seasonal price is higher than the spot price, there is an accumulated surplus in the Stabilization Fund. Any surplus is used to offset any losses resulting from periods during which the spot price have been higher than the seasonal price.

Through the enacted Resolution No. 7/16, the Ministry of Energy and Mining suspended any transfer of funds from the Stabilization Fund to EDENOR and EDESUR intended to fund these companies’ planned works, which would have been implemented through financing agreements with CAMMESA and funded by the Stabilization Fund.

Developments since the Public Emergency Law No. 25,561

Since the approval of the Public Emergency Law on January 6, 2002, a series of temporary provisions amended the original mechanism for the determination of prices in the WEM. The measures adopted pursuant to the Public Emergency Law also distorted this mechanism: in spite of an increase in the spot price, the seasonal price remained frozen for all users until 2004, when a partial adjustment was adopted that did not affect residential demand. As a result, the amounts collected based on seasonal prices have been lower than the amounts based on spot prices, therefore increasing the Stabilization Fund deficit.

Resolution No. 6/16 issued by the Ministry of Energy and Mining on January 27, 2016 seeks to gradually implement a standardization program of several macroeconomic variables, foster the efficient and rational use of electric power and ensure that the appropriate conditions are in place to benefit from private sector investments in the sector’s activities and segments. Pursuant to this resolution, the Ministry of Energy and Mining acknowledged the gap between actual costs and prevailing prices. However, on the basis of social policy, the Ministry of Energy and Mining had fixed a new seasonal price for the WEM that is still below actual supply costs.

The Ministry of Energy and Mining also created incentives for residential customers to save electric power, which consist of lower tariffs for users who reduce their consumption over a given period compared to the same period during the previous year. In addition, the Ministry of Energy and Mining has fixed a social tariff to be applied to certain sectors of demand.

Import and Export Transactions

Pursuant to Decree No. 974/97, import and export transactions are conducted through the IITS, a public service subject to the concession granted by the former Secretariat of Electric Energy (currently, the Secretariat of Electric Energy, within the scope of the Ministry of Energy and Mining, pursuant to Resolution No. 25/16). Under such system, through Resolution No. 348/99, the former Secretariat of Electric Energy granted Interandes Sociedad Anónima a concession for the IITS through the Güemes Transmission System, which connects the Central de Salta Thermal Generation plant located in Güemes, Salta, with the Sico Border Crossing, on the border with the Republic of Chile.

All import and export transactions conducted through the term market require the prior authorization of the Secretariat of Electric Energy and CAMMESA.

Transmission and Distribution

Pursuant to Law No. 24,065, transmission and distribution activities are regulated as public services due to the fact that they are natural monopolies. The Argentine government has granted concessions to private entities conducting these activities, subject to certain conditions, such as service quality standards and fixing the tariffs they are entitled to collect for their services.

Electricity transmission is comprised of (i) a high-voltage transmission system (operated by the company Transener, which is currently co-controlled by the Eling Group, Transelec and Energía Argentina S.A. or “ENARSA”), which connects the main electric power production and consumption areas allowing the transmission of electric power between different Argentine regions and (ii) several regional trunk systems, which transmit electric power within a particular region and connect the generators, distributors and Large Users that operate in such region.

Electricity distribution is regulated only at the federal level for the City of Buenos Aires and the districts in the metropolitan areas of Greater Buenos Aires. EDENOR operates in the northern area of both the City of Buenos Aires and Greater Buenos Aires, and EDESUR operates in the southern area of both the City of Buenos Aires and Greater Buenos Aires. In the rest of the country, the electric power distribution service is regulated at the provincial level and subject to concession granted by provincial authorities.

Transmission services are rendered by concessionaires that operate and use high and medium voltage transmission lines. Transmission services consist of the transformation and transmission of electric power from generators’ delivery points to distributors’ or Large Users’ reception points. Law No. 24,065 provides that energy transmission companies must be independent from other WEM participants and prohibits them from purchasing or selling electric energy.

Distribution companies are in charge of supplying electric power to end-users who cannot contract with an independent electric power supply source due to their consumption levels, such as residential end-users.

The main characteristics of concession contracts for the transmission and distribution of electric power are: (i) service quality standards with penalties that are applied in case of breach; (ii) a concession term of 95 years for the monopoly of the supply service in a supply area or network, divided into “management periods,” with an initial term of 15 years and subsequent terms of ten years (at the end of each management period, the Argentine government must call for bids to sell the majority stake of the corresponding transmission or distribution company); and (iii) tariffs fixed based on economic criteria with a price cap system and predefined processes regarding their calculation and adjustment.

Tariffs

The tariffs charged by electric power transmission companies include: (i) a connection charge, (ii) a transmission capacity charge and (iii) a charge for actually transmitted energy. In addition, transmission companies may receive income derived from the expansion of the system. Transmission tariffs are passed on to final users through the distributors.

The amounts that distribution companies charge to end-users include: (i) the price for the purchase of energy in the WEM (the seasonal price as described above), (ii) transmission costs, (iii) the value-added for distribution (“VAD”), which compensates the distributor, and (iv) taxes. The VAD is the marginal cost of providing services, including the network development and investment costs, operation maintenance and commercialization costs, as well as depreciation and a reasonable return on the invested capital. The tariffs determined as set forth above must enable an efficient distributor to cover its operating costs, finance the renovation and improvement of its facilities, satisfy increasing demand, comply with established quality standards and obtain a reasonable return, while also enabling such distributor to comply with certain operating efficiency standards and operate in a manner consistent with the amounts it has invested and the national and international risks inherent in its operations.

Pursuant to Resolution No. 7/16, issued by the Ministry of Energy and Mining, the ENRE must complete a full tariff review and adjust the VAD in EDENOR’s and EDESUR’s tariff schedules. To such end, it must apply the social tariff scheme (the “Transition Tariff Scheme”) set forth in the renegotiation agreements ratified by Resolutions Nos. 1997/06 and 1954/06 and executed by EDENOR and EDESUR (the “Renegotiation Agreements”), on the one hand, and the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (Renegotiation and Analysis of Public Services Contracts Unit, “UNIREN”), on the other hand.

Pursuant to Resolution No. 1/16, the ENRE approved EDENOR and EDESUR’s tariff schedules in accordance with the Transition Tariff Scheme, subject to a subsequent full tariff review, which has been applicable since February 1, 2016. The new tariff schedules include differential tariffs based on consumption and the social tariff. Following the tariff increases, preliminary injunctions suspending such increases were requested by customers, politicians and non-governmental organizations that defend customers’ rights, which preliminary injunctions were granted by Argentine courts. Among the different rulings in this respect, two recent rulings issued by the Second Division of the Federal Courts of Appeals for the City of La Plata and a federal judge from the San Martín district court led to the suspension of end-users tariff increases of electric power in the Province of Buenos Aires and in the whole territory of Argentina, respectively. Pursuant to these injunctions, (i) the end-user tariff increases granted as of February 1, 2016 were suspended retroactively to that date, (ii) end-user bills sent to customers were not to include the increase and (iii) the amounts already collected from end-users as a consequence of consumption recorded before these rulings had to be reimbursed. However, on September 6, 2016, the Supreme Court denied these injunctions that suspended end-users electric power tariff increases, arguing formal objections and procedural defects and therefore, as of the date of this annual report, increases of the electric power end-user tariffs are not suspended.

Pursuant to Resolution No. 522/16, the ENRE ordered a public hearing to be held to evaluate the proposals for the full tariff review filed by EDENOR and EDESUR for the period January 1, 2017 – December 31, 2021. The hearing was held on October 28, 2016.

Following such hearing, on January 31, 2017, the ENRE issued Resolution No. 63/17, by virtue of which such administrative authority approved the tariffs to be applied by EDENOR. In the same sense, Resolution No. 64/17 approved EDESUR’s tariffs.

Regarding transmission tariffs, seven public hearings were held pursuant to Resolutions Nos. 601/16, 602/16, 603/16, 604/16, 605/16, 606/16, 607/16 of the ENRE. In such public hearings, the tariff proposals filed by transmission companies Transener S.A, Distrocuyo S.A., Transcomahue S.A., Ente Provincial de Energía de Neuquén, Transba S.A., Transnea S.A., Transnoa S.A., and Transpa S.A. for the period January 1, 2017 – December 31, 2021 were evaluated. Pursuant to Resolutions Nos. 66/17, 68/17, 69/17, 71/17, 73/17, 75/17, 77/17 and 79/17, the ENRE approved the new applicable tariffs of such companies.

Large Users

The WEM classifies Large Users of energy into three categories: (i) Grandes Usuarios Mayores (Major Large Users, or “GUMAs”), (ii) Grandes Usuarios Menores (Minor Large Users, or “GUMEs”) and (iii) Grandes Usuarios Particulares (Particular Large Users, or “GUPAs”).

GUMAs are users with a maximum capacity equal to or greater than 1 MW and a minimum annual energy consumption of 4,380 MWh. These users are required to contract at least 50.00% of their demand and purchase the rest from the spot market. Their transactions in the spot market are invoiced by CAMMESA.

GUMEs are users with a maximum capacity ranging from 0.03 to 2 MW. They are not required to have any minimum annual demand. These users are required to contract all of their demand and do not affect any transactions in the spot market.

GUPAs are users with a minimum capacity of 0.030 MW and a maximum of 0.1 MW. They are not required to have any minimum annual demand. These users are required to contract all of their demand and do not operate in the spot market.

Traders

Since 1997, traders have been authorized to participate in the WEM by intermediating block sales of energy. Currently, there are nine authorized traders in the WEM, several of which conduct transactions with Comercializadora de Energía del Mercosur S.A. (“CEMSA”) in the export market.

Vertical and Horizontal Restrictions

The WEM agents are subject to vertical restrictions, pursuant to Law No. 24,065 and Decree No. 1398/92, according to which:

1.
neither a generation or distribution company nor a Large User or any of its controlled companies or its controlling company, can be an owner or a majority shareholder of a transmission company or the controlling entity of a transmission company. Nevertheless, the executive branch may authorize a generation or distribution company or a Large User to build, at its own cost and for its own need, a transport network for which it will establish the modality and form of operation.

2.
the holder of a distribution concession cannot be the owner of generation units; however, the shareholders of the electric power distributor may own generation units, either by themselves or through any other entity created with the purpose of owning or controlling generation units; and

3.	no transmission company may purchase or sell electric energy.

Section 33 of the Argentine Corporate Law states that “companies are considered as controlled by others when the holding company, either directly or through another company: (1) holds an interest, under any circumstance, that grants the necessary votes to control the corporate will in board meetings or ordinary shareholders’ meetings; or (2) exercises a dominant influence as a consequence of holding shares, quotas or equity interest or due to special linkage between the companies.” However, we cannot assure you that the electric power regulators will apply this standard of control in implementing the restrictions described above. According to the ENRE resolutions, a company controlled by or controlling an electric power transmission company is a company that owns more than 51% of the voting shares of the controlled company and exercises a majority control.

Both electric power transmitters and distributors are also subject to horizontal restrictions. The horizontal restrictions applicable to transmission companies are the following:

1.
two or more transmission companies can merge into or be part of a same economic group only if they obtain an express approval from the ENRE; such approval is also necessary when a transmission company intends to acquire shares in another electric power transmission company;

2.
pursuant to the terms of the concession agreement that govern the transmission of electric power through transmission lines above 132 kv and below 140 kv, the transmission service is rendered exclusively in the specific areas indicated in such agreement; and

3.
pursuant to the terms of the concession agreement of the company that renders electric power transmission services through lines with voltage equal to or higher than 220 kv, the service must be rendered exclusively and without territorial restrictions, throughout Argentina.

The horizontal restrictions applicable to electric power distribution companies are the following:

1.
two or more distribution companies can merge into or be part of a same economic group only if they obtain an express approval from the ENRE; such approval is also be necessary when a distribution company intends to acquire shares in another electric power distribution company; and

2.	the distribution service is rendered within the areas specified in the respective concession contracts.

The Impact of the Public Emergency Law No. 25,561 of 2001 and its Implementation

The electric power sector has been significantly affected by the Public Emergency Law and the measures adopted as a consequence thereof. As a result of the law, electric power transmission and distribution tariffs were converted into pesos and frozen for more than six years. They were only subject to limited and small-scale increases.

The contract renegotiation process provided for by the Public Emergency Law for public contracts subject to federal jurisdiction, including the concessions granted for electric power transmission and distribution in the City of Buenos Aires and La Plata, have progressed very slowly. After more than five years of negotiations, electric power transmission and distribution companies have reached an agreement with the Argentine government with the participation of the UNIREN, which was created within the scope of the Ministries of Economy and Federal Planning, Public Investment and Services. As a result of these negotiations, transmission tariffs were subject to the abovementioned limited and small-scale increases.

In the distribution sector, the Renegotiation Agreements provided for limited increases in income and to a portion of the tariffs (namely, the VAD). Such increases were generally applied to commercial and industrial users, while a comprehensive review of tariffs that would include residential users has been proposed on several occasions. This delay in updating rates caused an imbalance in the payments that distributors made to CAMMESA and those charged by the generators to CAMMESA, which resulted in shortages in the stabilization fund and delays in payments to generators. See “—Shortages in the Stabilization Fund and Responses from the Argentine government.”

The UNIREN was dissolved through Decree No. 367/16, dated February 17, 2016, which provided that the procedures for renegotiating works and public service contracts should take place within the scope of the ministries governing such contracts. Furthermore, this decree empowers the competent ministries, jointly with the Ministry of Economy and Public Finance, to execute partial contractual Renegotiation Agreements and apply interim tariff and price adjustments as necessary to ensure the continuity of the respective ordinary services until full contractual Renegotiation Agreements are entered into, which must take into account the outcomes of the full tariff review.

Shortages in the Stabilization Fund and Responses from the Argentine Government

The shortage in the supply of natural gas has also had a significant impact on the industry. Because Resolution SE No. 240/03 provides that the spot price must be calculated as if there were no natural gas supply shortage, electric power generators have not been able to pass increases in the price of fuel on to buyers. This situation has led to the depletion of the Stabilization Fund, which has resulted in the inability to pay the electric power generators’ bills.

As a result of the deficit in funds required to pay WEM agents, the Secretariat of Electric Energy issued Resolution No. 406/03. Section 4 of such resolution provides that if there are insufficient resources, the order of priority to settle debts owed to WEM creditors should be the following: (i) the amounts due as receivables payable to the unified fund created by Section 37 of Law No. 24,065; (ii) the monthly income to be allocated to the WEM funds and accounts; (iii) the amount necessary to pay for the receivables of WEM agents once the remuneration items set forth in subsections (iv), (v) and (vi) have been paid; (iv) the items related to the payment of remuneration for the capacity and services rendered to the WEM; (v) the amounts pertaining to: (a) the energy produced and delivered in the hourly spot market valued at its operating cost based on the variable production costs declared and approved for thermal generation plus all the relevant transmission charges, (b) the energy produced and delivered at the hourly spot market by hydroelectric plants, valued at the representative average operation and maintenance cost of a hydroelectric power plant established in Annex 26 to the Procedures plus the total amount of the relevant transmission charges (Ps.2 per MW per hour), (c) the remuneration payable to electric power transmission companies and (d) the additional providers of technical transmission services that are not distributors and have receivables in the WEM in connection with the transactions of Large Users in the market; and (vi) the commitments assumed in relation to Annexes II, III, IV of Resolution SE No. 01/03.

To overcome these problems and take into account the forecasts of the future increase in demand, the Argentine executive branch has launched different programs and policies promoting the availability of new generation capacity. For example, the Energía Plus and Energía Distribuida programs were implemented to encourage private sector investments in new generation facilities, allowing owners to sell the energy produced at prices sufficient to cover the cost of the projects plus a reasonable profit. The purpose of these measures is not only to overcome the current energy shortage situation but also to add installed capacity to satisfy the steady growth in demand that is expected in the short and medium term.

The FONINVEMEM and Similar Programs

In 2004, the Argentine government, seeking to increase generation capacity, created the FONINVEMEM (Resolution SE No. 712/2004), a fund to be administered by CAMMESA. Its purpose is to raise funds to be invested in energy generation projects. To provide capital for the FONINVEMEM, the former Secretariat of Electric Energy invited all WEM participants holding LVFVDs that originated from January 2004 to December 2006 to contribute these credits to the FONINVEMEM. In the initial stages of the FONINVEMEM, generators were entitled to participate in the construction of two new 800 MW combined cycle thermal generation plants. Consequently, on December 13, 2005, the generation companies TMB and TJSM were created.

The FONINVEMEM reimburses the private sector contributors the amount of their contributed receivables in 120 equal, consecutive monthly installments starting from the commercial launch date of the plants, converted into U.S. dollars at the rate effective as of the date of the applicable agreement, with interest at the interest rate specified in the applicable agreement for each project. For more information, see “Item 4.B. Business Overview —FONINVEMEM and Similar Programs.”

In accordance with the agreements for each project, after the first ten years of operation, ownership of the combined cycle plants will be transferred from the respective trusts to the operating companies, and the operating companies will begin to receive the revenue from the sale of energy generated by the plants. At such time, the ownership interests of the private sector generators in each operating company will be restructured based on the contributions made by each party.

In the initial stages of the FONINVEMEM, its purpose was to raise funds to finance two 800 MW combined cycle thermal generation plants (Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica Timbúes). The construction, operation and maintenance of the plants was managed by trusts. The Argentine government must ensure the gas supply and the transmission capacity for such plants. The funds were provided by means of the assignment by WEM agents of a portion of their receivables from CAMMESA for electric power sales.

Subsequently, in 2010, an agreement with WEM generators was entered into to promote new electric power generation to satisfy the increase in the energy and capacity demand and also to facilitate the settlement of the generators’ receivables from CAMMESA for electric power sales. Within the framework of such agreement, Central Puerto and the Endesa and Duke groups submitted a project for the construction of a thermal combined cycle plant named Central Vuelta de Obligado, in Timbúes, Province of Santa Fe, and, in turn, The AES Group submitted a project for the construction of Central Guillermo Brown, located in Bah’a Blanca, Province of Buenos Aires. In connection with the former, the generation company CVOSA was created.

Resolution SE No. 146/2002

Resolution SE No. 146 of October 23, 2002 provides that any generator that needs to perform major or extraordinary maintenance works and needs resources for such works may request financing, subject to the availability of funds and the performance of the conditions set forth by such rule.

Energía Plus

In September 2006, the former Secretariat of Electric Energy issued Resolution No. 1281/06 which created the Energía Plus, in an effort to respond to the sustained increase in energy demand and to foster new private sector interested parties to invest fresh capital into the energy sector in order to generate new energy sources.

The resolution provided that:

1.
The energy available in the market will be used primarily to serve residential customers, public lighting, public entities and industrial and commercial users whose energy demand is at or below 300 kW and that have not entered into term contracts.

2.
GUMAs, GUMEs and large customers of distribution companies (in all cases with consumption equal or higher than 300 kilowatts) must satisfy any consumption in excess of their base demand (equal to their demand in 2005) with energy from the Energía Plus service, consisting of the supply of additional energy generation from new generators and generation agents, co-generators or self-generators that are not agents of the WEM or who, as of the date of publication of the resolution, were not interconnected with the WEM. The price required to pay for excess demand, if not previously contracted for under the Energía Plus, was originally fixed to be equal to the marginal cost of operation. The marginal cost is equal to the generation cost of the last generation unit transmitted to supply the incremental demand from electric power at any given time. With the Energía Plus, the price has been amended to Ps.650 per MWh for GUMAs and GUMEs and has been maintained for large customers of distribution companies for their excess demand (Note No. 111/16 issued by the Secretariat of Electric Energy).

Distributed Energy (Energía Distribuida)

Pursuant to Resolution SE No. 220/07, the former Secretariat of Electric Energy authorized the execution of Electricity Supply Agreements (“ESAs”) between the WEM (represented by CAMMESA) and companies that offer additional generation to the system (i.e., the so-called offer of additional generation and associated energy from generation, co-generation and self-generation agents that, as of the date of publication of the resolution, are not WEM agents or do not have the generation facilities to commit to such supply). ESAs are applicable to all such projects for additional energy generation that involve the participation of the Argentine government or ENARSA or those that may be determined by the Ministry of Federal Planning, Public Investment and Services (currently, the Ministry of Energy and Mining).

Resolution SE No. 220/07 sets forth the standard terms of ESAs, including:

1.	Effective Term: Maximum of ten years.

2.	Parties: The company whose offer has been approved by the former Secretariat of Electric Energy, as seller, and the WEM as a whole, represented by CAMMESA, as buyer.

3.	Remuneration: To be determined based on the costs accepted by the former Secretariat of Electric Energy and approved by the former Ministry of Planning.

4.	Delivery Point: The connection node of the plant with the SADI.

5.
Remedies: The ESAs must include remedies for breach based on the effect that the unavailability of the units committed under the ESAs may have on the proper supply of the electric power demand in the SADI.

6.	Dispatch: The machines and plants assigned to the ESAs will generate electric power to the extent they are dispatched by CAMMESA.

Furthermore, such resolution details the requirements that the additional generation offers must meet for an ESA to be executed. The respective investment projects must be submitted to the Secretariat of Electric Energy and include the following information: (i) the units to be approved that will assume the commitment; (ii) guaranteed availability of the units; (iii) the offered duration of the ESAs; (iv) the effective term of the offer; (v) the availability of capacity committed for the period offered in MW; the former Secretariat of Electric Energy may establish committed capacity value limits; and (vi) a breakdown of fixed and variable costs, in particular, those related to the funding used for the installation of the new capacity offered and supporting documents of such breakdown.

Based on the information provided, the Secretariat of Electric Energy must evaluate the submitted offers and inform CAMMESA of those that are accepted for contracts, expressly stating the annual payment amount for the installation costs to be considered and/or the calculation method to be applied for such purposes, as well as the fixed or variable costs associated with the ESAs. The Secretariat of Electric Energy then must send CAMMESA the text of the contract to be executed and the methodology that should be used for its inclusion in the economic transactions of the WEM.

The capacity assigned and the energy supplied in connection with the ESAs will be compensated by means of a monthly payment calculated based on the annual installation costs to be considered, and the fixed and variable costs required for the proper operation of the committed equipment, based on a method that must be defined in the relevant agreement.

The generation agents that are parties to the ESAs must meet all the requirements set forth in the Procedures, including determining the variable production costs and water costs of the units committed in accordance with the methods in force and the maximum costs acknowledged pursuant to Resolution No. 220/07.

As long as Resolution SE No. 406/2003 is applicable, the payment obligations under the ESAs will have the payment priority provided in subsection (e) of Section 4 of Resolution SE No. 220/07.

To reduce the risk arising from payment for sales under the ESAs, the costs associated with such agreements must have payment priority over the receivables of other agents in the market. In this context, the order of priority to be applied for the settlement of payment obligations derived from such contracts must be equal to or higher than thermal generators’ obligations in respect of operating costs. In other words, the recovery of costs associated with the ESAs must have at least the same priority level as the recovery, for instance, of the costs of fuel used for the generation of electric power that is already installed.

Pursuant to Resolution SE No. 1836/07, the former Secretariat of Electric Energy instructed CAMMESA to execute with ENARSA the ESAs pertaining to energy projects located in specific sites communicated in each case by such secretariat, approving, as Annex I, the sample contract to be executed and providing for the specific conditions of each ESA that should be approved by the former Secretariat of Electric Energy.

The National Program

In this context, the former Secretariat of Electric Energy issued Resolution No. 724/2008, which authorized the execution of WEM committed supply agreements associated with the repair or repowering of diesel generation groups and related equipment with WEM generation agents. The compensation to be received by the seller will be paid according to the payment priority provided in subsection (e) of Section 4 of Resolution SE No. 406/03.

On November 11, 2009, Resolution SE No. 762/2009, which created the National Hydroelectric Works Program (the “National Program”), was published in the Official Gazette.

The purpose of the National Program is to promote and support the construction of hydroelectric plants within Argentina through the creation of funding sufficient to assure the repayment of investments made and loans provided in such framework.

Within this framework, the Argentine government has provided that CAMMESA and the WEM generation agents to be determined by the Ministry of Energy and Mining may enter into electric power supply agreements in respect of the energy generated by the hydroelectric works that are part of the National Program. One of the purposes of the supply agreements for hydroelectric works is to repay the investments made and the loans used to complete all hydroelectric works included in the National Program.

The standard term of such agreements may be of up to 15 years, but such agreements may be extended by the Ministry of Energy and Mining. Upon expiration of such term, each hydroelectric plant that is part of the National Program may sell the energy generated by it at the price then specified by the WEM.

The terms and conditions of the agreements were determined by the former Secretariat of Electric Energy taking into account principles of economic reasonableness, equity and operating benefits for the electric power system as a whole, according to which it will qualify the hydroelectric works to be executed within the scope of the National Program.

ESAs with ENARSA

Resolution SE No. 712/09 approved the sample contracts to be executed between CAMMESA and ENARSA for the supply of electric power derived from renewable sources generated under the contracts awarded in ENARSA’s Bidding Process No. 1/09.

Resolution SE No. 712/09 also added Annex 39 and replaced Annex 40 of the Procedures. In this regard, the new Annex 39 sets forth the guidelines for renewable energy generation, excluding hydroelectric and wind energy, while Annex 40 set forth the guidelines for wind power generation.

Regarding the contracts to be awarded, prior to their execution, ENARSA must carry out certain efforts with the former Secretariat of Electric Energy to obtain approval for the generation availability offer pursuant to which it intends to execute each agreement with CAMMESA.

Based on the assessment of the requests received, the former Secretariat of Electric Energy will consider the merits of contracting for the availability of generation and related energy, instruct CAMMESA to execute a contract with those parties whose requests have been accepted and send the text of the contract to be executed with the specific provisions for each contract.

The main characteristics of these sample contracts approved by Resolution SE No. 712/09 are the following:

1.	The energy supplied must be generated by designated machines in conformity with CAMMESA’s dispatch requirements and must be adequate for the generator’s capacity.

2.	The term of the contracts must be for a maximum of 15 years, which may be extended for a maximum term of 18 additional months.

3.
In cases of contracts for energy generated from renewable sources other than biofuels (such as wind and solar energy), no capacity payment is provided. In these cases, the consideration shall consist of the payment for the energy supplied, a management charge and the payment of a portion of fixed costs (charges for transport, expenses, fees and other charges specifically provided for). The price of the energy supplied shall remain constant throughout the term of the specific contract.

4.
A guarantee fund will be established to ensure the performance of the obligations under the ESAs, which shall be set up by CAMMESA, until reaching a limit of 10.00% of the future obligations assumed under each of the contracts at which point the fund ceases to accumulate funds

Resolution SE No. 108/2011, dated April 13, 2011, authorized the execution of new ESAs between CAMMESA, on behalf of the WEM, and certain parties offering availability of electric power generation using the renewable sources set forth in Law No. 26,190 that meet the following requirements:

1.
at the time of the publication of Resolution No. 108/2011, such parties do not have the generation facilities to be committed under such offers or, having completed the interconnection to the WEM, have not committed their availability of generation and related energy under any form of contract; and

2.	they present projects where the Argentine government, ENARSA or other generation agents have an interest.

The remuneration is paid on a monthly basis in U.S. dollars and is determined based on the costs and annual income acknowledged by the former Secretariat of Electric Energy. For such purposes, the fixed and variable installation costs required for the proper operation of the committed equipment shall be considered based on the method determined in each ESA.

Both SE Resolutions 712/2009 (except Annex 39 and 40) and 108/2011 were abolished by Ministry of Energy and Mining.

Renewable Energy Program

In recent years, Argentina has prioritized the generation of electric power from renewable sources. In such regard, it has not only issued regulations intended to regulate and incorporate this type of energy into the WEM, but it has also promoted it by granting incentives in the form of tax benefits and preferential or subsidized tariffs.

To promote renewable energy, Law No. 26,190 was enacted in December 2006 and approved the National Promotional Regime for the Use of Sources of Renewable Energy destined to Electric Production (the “Promotional Regime”). The renewable energy sources provided for in this system include wind, solar, geothermal, tidal, hydraulic (hydroelectric power plants up to 30 MW), biomass, landfill gas, sewage-treatment plant gas and biogas (except for the uses provided for in Law No. 26,093 on biofuels). The purpose of Law No. 26,190 is to increase the proportion of energy provided by renewable energy sources to 8% of the national electric power consumption within ten years from its effective date. Law No. 26,190 also established a system of investments for the construction of new works intended to generate electric power from renewable energy sources, which will remain in force for a term of ten years. The system set forth by Law No. 26,190 has been excluded from the general remuneration scheme regulated by Resolution No. 95 (as described below).

The beneficiaries of this system are individuals and legal entities that hold investments and concessions for new renewable energy generation works in Argentina that have been approved by the enforcement authority. The energy must be intended for the WEM and the project must be related to the rendering of public services.

On September 23, 2015, Law No. 26,190 was amended by Law No. 27,191. The amendments seek to establish a legal framework to increase investments in renewable energies and foster the diversification of the electric power generation mix, increasing the participation of renewable sources. To such end, the law, among other things:

1.
sets renewable energies consumption targets for all of Argentina’s electric power consumers, as minimum percentages of renewable energies electric power that they are required to consume as of December 31 of the following years: 8% for 2017, 12% for 2019, 16% for 2021, 18% for 2023, and 20% for 2025;

2.	amends and expands the tax benefits for eligible projects;

3.
establishes the Fondo para el Desarrollo de Energ’as Renovables (Fund for the Development of Renewable Energies, or the “FODER”) as a trust fund for which the Argentine government serves as the trustor, Banco de Inversión y Comercio Exterior (BICE) serves as the trustee and the owners of the approved investment projects are the beneficiaries. The trust fund must allocate the trust assets to extend credit, make capital contributions and acquire all such other financial instruments as required for the execution and financing of eligible projects involving electric power generation from renewable sources; and

4.
establishes obligations for Large Users and large demand: clients of electric power distribution providers or distribution agents with capacity demand equal to or higher than 300 KW must meet gradual goals through self-generation or otherwise purchase such electric power from generators (directly or through electric power distributors or brokers or from the wholesale market operator CAMMESA), at a price which may not exceed an average of US$113/MWh until March 30, 2018, and thereafter at a price determined by Ministry of Energy and Mining. In this respect the Ministry of Energy and Mining by means of Resolution 281-E/2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies.

Pursuant to Decree No. 531/16, the Argentine government set forth general guidelines and principles for the development of energy projects, by delegating the procedures for compliance with energy goals, bids or auctions for the implementation of the FODER to the Ministry of Energy and Mining, particularly to the Undersecretary of Renewable Energies. The most important aspects of these regulations are as follows:

1.	The Ministry of Energy and Mining must be the enforcement authority of the law.

2.
The system is applicable to projects for the construction of new facilities or for expanding or upgrading existing ones, the acquisition of new or second-hand equipment, to the extent new assets, works and other services are used for the project and are directly connected to the project. Access to the system is allowed for projects for which, after having been selected under Resolutions Nos. 220/2007, 712/2009 and 108/2011 set forth by the former Secretariat of Electric Energy, construction has not yet begun and that have been selected by the enforcement authority and the executed agreement is terminated. Projects for which construction has begun may also be eligible to the extent amendments to the executed contracts are allowed, as required by the enforcement authority. The enforcement authority must establish the merit order for projects that have been approved and determine the granting of the promotional benefits for each project.

3.
The goals established by the law must be audited annually commencing on December 31, 2018. Users are allowed a 10% margin of error per year for achieving the goals related to energy consumption from renewable sources established by the law.

4.
The enforcement authority must establish the terms and conditions under which it will allocate a portion of the funds of FODER’s financing account to finance the development projects of the value chain of local production of power generating equipment, using renewable energy sources, parts or components.

Tax Benefits Under Law No. 26,190

The former regime includes the following tax benefits:

●
Early refund of the VAT on the project’s new depreciable assets: the VAT as invoiced to the beneficiaries on the purchase, production, manufacture or final import of capital goods or the execution of infrastructure works shall be credited against other taxes by the AFIP as soon as at least three fiscal periods have elapsed, as counted from the fiscal period in which the investments were made, or it shall be recoverable in the term provided upon approving the project, under conditions and with the guarantees set forth in that respect.

●
Accelerated asset depreciation for purposes of income tax: the beneficiaries may apply depreciations on the investments associated with the projects subsequent to their approval and under the terms set forth therein. These depreciations are subject to a differential treatment depending on their timing, within the first, second or third twelve-month period after project approval. This alternative is subject to the condition that the assets are to remain as property of the project holder for at least three years.

●
Non-calculation of the minimum presumed income tax provided by Law No. 25,063 on the assets allocated to the projects initiated under the system created by the renewable energy law: this benefit applies to the three fiscal periods preceding the completion of the relevant project. The assets must be connected to the relevant project and must be acquired by the company after the approval of the project.

The regime also provides for certain additional compensation. In that regard, the projects will be entitled to an additional compensation equivalent to US$0.015 per KW/h payable to the generators that produce electric power from renewable sources, except in the case of solar-based electric power, for which generators will collect US$0.9 per KW/h. Such additional compensation will be paid according to: (i) fuel substitution, (ii) the involvement of Argentine industries and job creation opportunities and (iii) the amount of time it takes to launch the project.

Tax benefits under Law No. 27,191

The Promotional Regime includes the following tax benefits:

1.
Early refund of VAT and accelerated depreciation of assets for income tax purposes, with beneficiaries being able to apply for both benefits simultaneously, subject to reduced benefits based on the actual commencement date of the project’s execution.

2.	Extension to ten years of the tax loss carry forward term. Tax loss carry forwards arising from the promoted activity may only be set off against net income arising from the same activity.

3.
Exclusion of assets connected to the activity subject to the Promotional Regime from the taxable base related to the minimum presumed income tax until the eighth fiscal year following the project’s commencement (inclusive of the first year). Excluded assets are those connected to the project subject to the Promotional Regime and included in the owner’s net worth after the approval of such project.

4.	A 10% exemption on tax on the dividends distributed by the companies that own the projects subject to the Promotional Regime, which are reinvested in new infrastructure projects within Argentina.

5.
Tax certificate applicable to the payment of income tax, VAT, minimum presumed income tax and excise taxes for an amount equal to 20% of the value of components of electromechanical facilities made in Argentina, provided that at least 60% of the components (excluding civil works) are made in Argentina. Where there is insufficient or a lack of production in Argentina, the percentage is reduced to 30%. The assignment of the tax certificate is conditioned upon the fact that the taxpayer cannot have liquidated debts due and payable to the AFIP.

6.
Other benefits, including the possibility of shifting increased costs arising from tax increases to the price of the renewable energy sold; exemption from import duties and the statistical rate for the import of new capital assets, special equipment and related parts and components that are necessary for, among other things, the execution of the project; and the exemption from special taxes, fees and royalties of any jurisdiction imposed on the access to and use of renewable sources of energy within participating jurisdictions until December 31, 2025, excluding potential fees payable on the use of the state-owned land where the projects are based.

7.
Those who wish to participate in the Promotional Regime must waive the benefits afforded by previous systems under Laws No. 25,019 and 26,360, and the projects that benefitted from such systems may only have access to the Promotional Regime if the works committed under the contracts executed thereunder have not commenced as of the date of the application.

Changes to the Electric Power Sector under the Macri Administration

On December 15, 2015, the executive branch declared a state of emergency with respect to the Argentine electric power sector until December 31, 2017. Pursuant to Decree No. 134/2015, the Ministry of Energy and Mining must:

1.
prepare and put in place a plan of action addressing the issues affecting the electric power generation, transportation and distribution sectors within its jurisdiction in order to adjust the quality and safety of the electric power supply and ensure the supply of electric power under suitable technical and economic conditions; and

2.	work in coordination with other agencies of the Argentine government to develop a program for the efficient use of energy.

The Ministry of Energy and Mining set forth Resolutions No. 6 and No. 7 under this scheme.

Additionally, on October 31, 2017, the executive branch issued Decree No. 882/2017 ordering the restructuring of the Argentine Government’s energy sector assets aimed at the reduction of government participation.

Pursuant to the Decree 882/2017, the Ministry of Energy and Mining was mandated to execute the merger of ENARSA and Emprendimientos Energéticos Binacionales S.A (EBISA). EBISA is a company responsible for selling the electricity generated by certain binational energy projects in which the Argentine government is a party. In accordance with the provisions of such decree, ENARSA would absorb EBISA and would change its name to Integración Energética Argentina S.A.

According to Decree No. 882/2017, Integración Energética Argentina S.A will also be responsible for continuing certain energy infrastructure public work projects previously performed by the Ministry of Energy and Mining (acting as a contracting entity). Pursuant to such decree, the Ministry of Energy and Mining can also assign to Integración Energética Argentina S.A with any other public work project to be performed by such ministry.

Through Decree No. 882/2017, the executive branch granted Integración Energética Argentina S.A a concession to develop the Condor Cliff and La Barrancosa hydroelectric power plants.

Decree No. 882/2017 also instructs the Ministry of Energy and Mining (acting as a shareholder of Integración Energética Argentina S.A), to implement the necessary measures so that Integración Energética Argentina S.A sells, assigns or transfers its assets, rights and/or shares (as the case may be) related to Ensenada Barragan, Brigadier López and Manuel Belgrano II thermal power plants and Compañía Inversora de Transmisión Eléctrica CITELEC S.A.

Pursuant to Decree No. 882/2017, the Ministry of Energy and Mining was also instructed to implement the necessary measures and procedures to execute the sale, assignment or transfer (as the case may be) of (i) the Argentine Government’s shares in Central Puerto S.A equity and the equity of other energy companies (Central Dique S.A, Central Térmica Güemes S.A, Centrales Térmicas Patagónicas S.A, TRANSPA and Dioxitek S.A), (ii) the rights held by the Argentine Government regarding the following power plants, companies and shares: Termoeléctrica Manuel Belgrano, Termoeléctrica José de San Martín (Central Timbúes), Termoeléctrica Vuelta de Obligado and Termoeléctrica Guillermo Brown.

The subsequent sales and transfers, must contemplate public and competitive procedures which must protect the rights established in the companies’ bylaws and related corporate and contractual documentation.

Call for Bids for New Thermal Generation Capacity and Associated Electricity Generation

Pursuant to Decree No. 134/15 and Resolution No. 6/16 set forth by the Ministry of Energy and Mining, the Secretariat of Electric Energy issued Resolution No. 21/16 (“Resolution No. 21”) calling for bids for thermal generation capacity and associated electric power generation. The energy is to be made available in the WEM to meet essential demand requirements beginning with the following seasons: summer 2016/2017, winter 2017 and summer 2017/2018.

Resolution No. 21 provides for the following bid specifications:

1.
Bids may only be submitted to CAMMESA by such parties that already are, or have simultaneously submitted an application to the Secretariat of Electric Energy to become, generation, co-generation or self-generation agents of the WEM under the terms of the Procedures.

2.	Bids must be for projects to install new generation capacity, in addition to the expected capacity for the period in which commercial operation of the project is committed.

3.
Bidders may not offer pre-existing generation units that are connected to the SADI or units in which the power capacity being offered is already committed and partially performed under agreements approved by the former Secretariat of Electric Energy. If, in the case of the latter, there was no partial performance of the agreements and bidders submitted bids under Resolution No. 21, CAMMESA must submit the matter to the former Secretariat of Electric Energy.

4.	Bids may not commit, at each proposed connection point, a generation capacity lower than 40 MW and the net power of each generating unit for such location may not be lower than 10 MW.

5.
The committed equipment must be capable of running on two types of fuel and be able to operate on either of them as needed by the WEM economic dispatch. If there is ongoing and unlimited availability of a given fuel or if deemed logistically beneficial by the bidder, bidders may submit an alternative offer with generating equipment capable of running on a single type of fuel.

6.
There is no pre-established ceiling for the capacity of power that can be offered and the location of the projects can be freely chosen, but both the capacity and the location of the projects will be limited by the capacity of the transmission system and the supply of fuel.

7.
For each generating unit at the proposed interconnection spot, bidders must offer a price for power availability (expressed in U.S. dollars per month) and a price for the electric power generated (expressed in U.S. dollars per hour), estimating the value of non-fuel related variables for each type of fuel on which the power station is able to run and the related committed maximum specific consumption stated in kilocalories per kilowatt-hour.

8.
Bidders are required to submit evidence of full compliance with applicable environmental laws, including but not limited to the related statement of Environmental Impact and Environmental Impact Study.

9.
Bids must be submitted in two envelopes. One envelope must include technical information in connection with the availability of the power being offered. The other envelope must include the bid price for the committed power availability and the electric power generated, the maximum specific consumption being offered, the committed due date by which the generation capacity being offered will be commercially available for service, the requested term for the contract, the bid bond and the pro forma guarantee of compliance with the committed due date.

10.	Before submitting the bids, the Secretariat of Electric Energy may specify or supplement the contents of Resolution No. 21 and the information and documents to be submitted.

The agent whose bid is finally accepted must enter into a contract for the sale of electric power generation capacity availability and the related generated electric power in the WEM (a “wholesale demand contract”) with the distribution agents and Large Users of the WEM represented by CAMMESA.

Resolution No. 21 sets forth the guidelines for wholesale demand contracts, which include, among other things: (i) the contractual term must be between five and ten years; (ii) the maximum specific consumption of each generating unit by type of fuel used must be lower than 2,500 kilocalories per kilowatt-hour; (iii) a set of remedies must be defined for failures to comply with the committed availability of generation capacity; (iv) the supply of and recognition of the cost of fuel used by the machines and power stations involved must be included in accordance with applicable regulations; (v) contracts must have first priority in payment and rank equally with existing supply agreements with the Banco de Inversión y Comercio Exterior (BICE) in its role as trustee of the trusts “Central Termoeléctrica Manuel Belgrano” and “Central Termoeléctrica Timbúes” since January and February 2010, respectively, and priority in payment must rank equally with payment obligations in respect of liquid fuel purchases for electric power generation; and (vi) the contracts must include other features stemming from the provisions of Resolution No. 21.

The bids submitted must be reviewed by CAMMESA following the methodology established by the Secretariat of Electric Energy. This methodology includes following a streamlined simulation model of the expected operation of the generation units committed in each bid, taking into account certain requirements set forth by Resolution No. 21. The bid assessment process must consider the risks of undelivered electric power expected for the summer 2016/2017, winter 2017 and summer 2017/2018, estimating the value the early incorporation of the generation capacity being offered would have for the electric power system. Bids must be ordered and selected based on the increasing costs each of them would have on the electric power system. CAMMESA must assess and report to the Secretariat of Electric Energy the costs that each of the bids deemed acceptable under the approved methodology would represent for the system and, if applicable, the bids that have been excluded at such stage for their failure to meet the bid specifications.

CAMMESA must issue the commercial documentation deemed necessary for making payments to selling agents under such wholesale demand contracts during the term of the emergency declared under Decree No. 134/15 or until the enactment of regulations governing the transfer to the selling agents of the responsibility to issue such commercial documentation.

As long as such duty is performed by CAMMESA, it must document and certify to the selling agent the proportional part that Large Users and distributors must pay for the electric power they consume to initiate summary collection proceedings.

As required by Resolution No. 21, CAMMESA prepared the terms of reference that govern the call for bids under Resolution No. 21, with such terms of reference having been approved by Note 161/16 set forth by the Secretariat of Electric Energy.

In accordance to Resolution No.21, the Secretariat of Electric Energy received bids for 6,611 MW and awarded an aggregate amount of 2,871 MW.

Pursuant to Resolution No. 155/16 and Resolution No. 216/16, the Secretariat of Electric Energy authorized CAMMESA to subscribe the wholesale demand contracts with every winning bidder, for 1,915 MW with an average price of US$21.833/MW-month, and for 956 MW with an average price of US$19.907/MW-month, respectively. In addition, through Resolution No. 387/16, the Secretary of Electric Energy authorized CAMMESA to execute additional wholesale demand contracts for two generation projects (one for 100 MW and the other for 137 MW).

Resolution 287/2017 of the Secretary of Electricity

Through Resolution No. 287/2017 of May 11, 2017, the Secretariat of Electricity called for a new thermal power tender for the execution of long term power purchase agreements. The tender focuses on combined cycle conversion projects and co-generation project

The main features of the tender were as follows (further requirements and conditions apply):

(a) Combined cycle conversion projects shall relate to thermal power plants (i) currently existing or near to reach commercial operation in simple cycle mode; (ii) with low specific consumption; (iii) with the possibility of improving its efficiency once converted into a combined cycle; (iv) that its conversion may not affect the current grid transmission capacity (being any required expansion to be borne by the bidder); (v) which have the appropriate fuel infrastructure system to guarantee permanent operation of the combined cycle; and (vi) with, in principle, a maximum construction term of 30 months.

(b) Co-generation projects (i) must be efficient, (ii) shall not affect the current grid transmission capacity, (iii) shall guarantee its own principal and alternative permanent fuel supply, and (iv) must entail, in principle, a maximum construction term of 30 months.

(c) The PPAs will be for 15 years.

(d) CAMMESA- will be the offtaker, acting on behalf of distributors and large users of the Argentine Wholesale Electricity Market. The PPAs may be proportionally assigned to large users and distributors at a later stage.

(e) The generator will receive both a fixed capacity payment (subject to power availability) and a variable payment for actual power supplied to the grid.

(f) Prices under the PPAs shall be established in US dollars. However, CAMMESA shall make payment in Argentine pesos at the prevailing exchange rate on the business day immediately before the payment date established in the sales liquidation document issued by CAMMESA.

(g) Payments under the PPAs will benefit from a priority payment mechanism (equal to the one established for the payment of fuel costs for power generation).

(h) Within three months after execution of the PPAs, CAMMESA must constitute a Payment Guarantee Fund to guarantee the obligations undertaken under each PPA. It should cover six months of the estimated capacity payments under each PPA. The Secretariat of Electricity shall provide the specifics with respect to the Fund’s constitution and administration.

PPA’s were awarded to different projects, by means of Resolutions No. 820/2017 and 926/2017 of the Secretary of Electricity.

RenovAR (Round 1, Round 1.5 and Round 2): Bidding Process for Renewable Energy Generation Projects

After carrying out a public consultation period to submit comments and suggestions to the preliminary version of the bidding terms and PPAs and due to the proximity of the period for submitting bids to the “Round 1” from the RenovAR Program, President Mauricio Macri issued Decree No. 882/16, published on July 22, 2016 in the Official Gazette on the grounds of “necessity or urgency,” which decree has modified and established different precisions regarding the legal framework for the Promotional Regime.

Below are the main measures introduced by the Decree No. 882/16:

1.
Fiscal Quota: For the year ended December 31, 2016, a budget of US$1,700,000,000 was approved in order to be allocated to the promotional benefits under the Promotional Regime. In case the specified budget is not allocated in full in 2016, it will be automatically transferred to the following year.

2.	PPAs term: In order to recover the investment and obtain a reasonable return, the PPAs will have a maximum term of 30 years.

3.
Put and Call Options: The PPAs may grant rights to: (a) the Argentine government to purchase the power generation or their assets upon material breaches of the contract that constitute ground for termination; the purchase price will be lower than the unamortized investment at the time the option is exercised; and (b) the owner of the project to sell the power generation or their assets upon the occurrence of any of the “grounds for put option” for a price, which in no case may exceed the unamortized investment at the time the option is exercised.

4.	PPAs are subject to Argentine private law.

5.
Choice of Forum: In the event of any dispute concerning the interpretation or execution of the PPAs for disputes arising out of the contracts signed between the Argentine government or the FODER with the beneficiaries of the Promotional Regime, alternative dispute resolution methods from Argentina or abroad can be included in the PPAs.

6.
FODER: As a result of the Decree No. 13/2015 in which the Ministry of Energy and Mining was established, the Decree No. 882/16 replaced paragraphs 2, 3, 7, 8 and 9 of Section 7 of Law 27,191 and proceeded to modify the Argentine government’s role in the FODER, establishing the Ministry of Energy and Mining as trustor and trustee of the FODER. It also granted power to the Minister of Energy and Mining (or his designee or replacement) to approve the trust agreement of the FODER and sign the trust agreement with the trustee.

7.
Guarantee of payment for put option: The decree empowers the Ministry of Treasury and Public Finance to issue and deliver treasury bills to the FODER (up to a maximum nominal value of US$3,000,000,000 or its equivalent in other currencies) for and on behalf of the Ministry of Energy and Mining and to guarantee the payment in the event that the owner exercises the put option and sells the generation plant.

Resolution No. 136/16, issued by the Ministry of Energy and Mining and published in the Official Gazette on July 26, 2016, launched the public auction process for submitting bids for Round 1 of the RenovAR Program. Resolution No. 136/16 also approved both the bidding terms and conditions of the above-mentioned auction and the PPAs with CAMMESA.

According to the terms and conditions of such bid, the relevant PPAs shall include the following features and provisions:

1.
Purpose: The purpose of the agreement must be to supply the amount of electric power associated with the new equipment for electric power generation from renewable sources to the WEM beginning on the date on which the power station is permitted to operate in the WEM until the termination of the contractual term.

2.
Seller: The generation, co-generation or self-generation agent of the WEM whose bid is accepted pursuant to the provisions of this resolution and supplementary regulations set forth by the Secretariat of Electric Energy.

3.
Buyer: CAMMESA, on behalf of the distribution agents and Large Users of the WEM (until such role is reassigned among distribution agents or Large Users of the WEM), in order to meet the goals of renewable energy source contribution set since December 31, 2017 for the demand of electric power in the WEM.

4.	Term: Up to twenty years from the date on which operations commence.

5.	Type and technology of the energy to be supplied.

6.	Electricity committed to be delivered per year.

7.	Generation capacity of each unit and total installed capacity committed.

8.	Remuneration to be received by the seller and paid by the buyer for the electric power to be supplied, determined on the basis of the bid price in U.S. dollars per megawatt/hour (US$/MWh).

9.	The terms and conditions of the seller’s contractual performance guarantee.

10.	The point of delivery of the electric power purchased shall be the connection node to the SADI.

11.	The remedies for contractual breach.

12.	The enforcement of the guarantee for payment through FODER’s escrow account.

13.	Contracts for the purchase of electric power shall have first priority in payment and rank equally with payments to the WEM.

On September 5, 2016, after concluding the period for submitting bids to the first round of the RenovAr Program, the Minister of Energy and Mining, Juan José Aranguren, and the Undersecretary of Renewable Energies, Sebastián Kind, pursuant to Resolution No. E 205/16 signed by the Minister of Energy and Mining, announced that 123 bids were submitted, requesting 6,346 MW (six times more than 1,000MW originally tendered), of which 105, a total of approximately 5,209 MW, were technically qualified. This consisted of 42 wind projects with a total installed capacity of approximately 2,780 MW, 50 solar projects with a total installed capacity of approximately 2,304 MW and 13 biomass, biogas and small hydroelectric power projects with a total installed capacity of approximately 35 MW.

Pursuant to Resolution No. 213-E/16 of the Minister of Energy and Mining, the results of the tender were published on October 7, 2016. A total of 29 projects with a total installed capacity of 1,141.51 MW, located in nine different provinces were awarded:

●	12 wind projects for a total installed capacity of 707 MW, with a weighted average price of US$59.39/MWh, a minimum price of US$49.10/MWh and a maximum price of US$67.20/MWh;

●	four solar projects for total installed capacity of approximately 400 MW, with a weighted average price of US$59.75/MWh, a minimum price of US$59.00/MWh and a maximum price of US$60.00/MWh;

●	five small hydro projects for total installed capacity of 11.37 MW, all at a price of US$105/MWh;

●	six biogas projects with a total installed capacity of approximately 8.64 MW, with a weighted average price of US$154 /MWh, a minimum price of US$118/MWh and a maximum price of US$160/MWh; and

●	two biomass projects, for a total installed capacity of 14.5 MW, both at a price of US$110/MWh.

Round 1.5 of the RenovAr Program: Public Bid Process for New Renewable Energy Generation Units

In October 2016, the Ministry of Energy and Mining also issued Resolution No. 252-E/16, calling for national and international bids under round 1.5 of the RenovAr Program to auction an additional 600 MW of renewable energy (400 MW of wind and 200 MW of solar). On November 11, 2016, CAMMESA began analyzing the technical aspects of the bids that were filed, which included 47 projects totaling 2,486.4 MW.

Pursuant to Resolution No. 281-E/16 of the Minister of Energy and Mining, the results of the tender were published on November 25, 2016. A total of 30 projects with a total installed capacity of 1,281.53 MW, located in 12 different provinces were awarded:

●	ten wind projects for a total installed capacity of 765.35 MW, with a weighted average price of US$53.34/MWh, a minimum price of US$46/MWh and a maximum price of US$59.38/MWh; and

●	20 solar projects for total installed capacity of approximately 516.18 MW, with a weighted average price of US$54.94/MWh, a minimum price of US$48.00/MWh and a maximum price of US$59.20/MWh.

Round 2 of the RenovAr Program: Public Bid Process for New Renewable Energy Generation Units

Following Rounds 1 and 1.5 of the RenovAR Program, the Ministry of Energy and Mining pursuant to Resolution No. 275/17, launched Round 2 of the program on August 17, 2017 and granted awards in the amount of 2,043 MW of renewable power capacity.

We submitted bids for Round 2 of the RenovAR Program on October 19, 2017 and, on November 29, 2017, we were awarded a wind energy project called, “La Genoveva I,” which will allow us to add an additional capacity of 86.6 MW to our portfolio and to continue to build a presence in the renewable energies sector. On January 11, 2018 and February 21, 2018, Vientos La Genoveva, acquired an usufruct over the land where La Genoveva I is located. In addition, on March 7, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva S.A and, on that same date, transformed it into a S.A.U.

Round 2.5 of the RenovAr Program: Public Bid Process for New Renewable Energy Generation Units

After Round 2.0, the Ministry of Energy and Mining issued Resolution No. 473/2017 of November 30, 2017, which launched Round 2.5. The companies invited to participate in this new round were those companies that filed bids in Round 2.0 and were unsuccessful due to a small margin.

As a result of Round 2.5 by means of Resolution 488-E/2017 of the Ministry of Energy and Mining, issued on December 19, 2017, 22 additional projects (totaling 634.3 MW of projected power) were awarded.

Remuneration Scheme

The Current Remuneration Scheme

On January 27, 2017, the Secretariat of Electric Energy issued Resolution SEE No. 19/17 (published in the Official on February Gazette 2, 2017), which replaced Resolution SE No. 95/13, as amended.

Pursuant to this resolution, the Secretariat of Electric Energy established that electric power generators, co-generators and self-generators acting as agents in the WEM and which operate conventional thermal power plants, may make guaranteed availability offers (ofertas de disponibilidad garantizada) in the WEM. Pursuant to these offers, these generation companies may commit specific capacity and power output, provided that such capacity and energy had not been committed under PPAs entered into in accordance with Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07 and 200/09 of the former Secretary of Energy, Resolution No. 21 of the Secretariat of Electric Energy, and Resolutions Nos. 136/16 and 213/16 of the Ministry of Energy and Mining, as well as PPAs subject to a differential remuneration scheme established or authorized by the Ministry of Energy and Mining. The offers must be accepted by CAMMESA (acting on behalf of the WEM agents demanding electric power), which entity will be the purchaser of the power under the guaranteed availability agreements (compromisos de disponibilidad garantizada). Resolution SEE No. 19/17 establishes that such agreements may be assigned to electricity distribution companies and Large Users of the WEM once the state of emergency of the electric power sector in Argentina elapses (according to Decree No. 134/2015, such emergency expired on December 31, 2017). Generator agents fully or wholly-owned by the Argentine government are excluded from the scope of Resolution SEE No. 19/17.

The term of the guaranteed availability agreements is 3 years, and their general terms and conditions are established in Resolution SEE No. 19/17.

The remuneration in favor of the generator is calculated in U.S. dollars pursuant to the formulas and values set forth in the aforementioned resolution, and comprises (i) a price for the monthly capacity availability, and (ii) a price for the power generated and operated.

Resolution SEE No. 19/17 also establishes that WEM agents that operate conventional hydroelectric power plants, pumped hydroelectric power plants and power plants using other energy resources shall be remunerated for the energy and capacity of their generation units in accordance with the values set forth in such resolution, and provided that such energy and capacity has not been committed under PPAs entered into in accordance to Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07 and 200/09 of the former Secretary of Energy, Resolution No. 21/16 of the Secretariat of Electric Energy, and Resolutions Nos. 136/16 and 213/16 of the Ministry of Energy and Mining.

The current remuneration scheme established by Resolution SEE No. 19/17 includes the following items:

(1) Price for Available Capacity

The price for capacity availability is divided into a minimum price associated with Actual Available Capacity (“DispReal,” in Spanish), a Base Price tied to the achievement of the Guaranteed Bid Capacity (“DIGO”, in Spanish), and an additional maximum price tied to the achievement of an Allocated Capacity (“DIGOasig,” in Spanish), plus an additional increase in the unit price to deal with situations of maximum thermal demand from the system. Below is a detail of the tariffs applicable to these technologies:

Unit	Power (MW)	Minimum capacity price (US$/MW per month)	Base capacity price May-Oct 2017 (US$/MW per month)	Base capacity price after Nov 2017 (US$/MW per month)	Additional capacity price May-Oct 2017 (US$/MW per month)	Additional capacity price after Nov 2017 (US$/MW per month)
TG	P<50	4,600	6,000	7,000	1,000	2,000
TV	P<100	5,700	6,000	7,000	1,000	2,000
P>100		4,350	6,000	7,000	1,000	2,000
CC	P<150	3,400	6,000	7,000	1,000	2,000
P>150		3,050	6,000	7,000	1,000	2,000
HI	P>300	N/A	2,000	2,000	500	1,000

Thermal Generation:

For thermal units, the price for Available Capacity is calculated as follows:

If a generator fails to report the DIGO or DIGOasig, the price for available capacity will be equal to the Minimum Price (“REM MIN” in Spanish):

REM MIN (US$/month) = Minimum Capacity Price * DispReal (MW) * kM where:

kM = hours of the month minus agreed upon maintenance/hours of the month.

For thermal units that report the DIGO and DIGOasig, the Price for Total Available Capacity = Base Price + Additional Price, where:

●	Base Price:

●	If DispReal DIGO, then Base Price is equal to (DispReal – DIGO) * kM * Minimum Capacity Price + DIGO * Base Capacity Price * kM.

●	If DispReal < DIGO, then Base Price is equal to the greater of (i) REM MIN or (ii) DispReal * Base Capacity Price * kM * DispReal/DIGO.

●	Additional Price (REM ADC):

●	If DispReal – DIGO DIGOasig, Additional Price is equal to DIGOasig * Additional Capacity Price * kM.

●	If DispReal – DIGO < DIGOasig, then Additional Price is equal to 0.

where:

kM = hours of the month minus agreed upon maintenance/hours of the month.

Hydroelectric Generation

For hydroelectric units, the price for Available Capacity is calculated as follows:

In thermal units, the price for total available capacity = Base Price + Additional Price, where:

●	Base Price is equal to Base Capacity Price * (DispReal + agreed-upon maintenance), and

●	Additional Price is equal to Additional Capacity Price * DispReal

Unlike thermal units, hydroelectric units charge for these items, whether dispatched or not (regardless of the reservoir level), to the extent they are not under forced unavailability.

(2) Price for Generated and Operated Power

	Generated power				Operated power
Unit	Natural gas	Liquids	Biodiesel	Hydro	Natural gas	Liquids	Biodiesel	Hydro
	US$/MWh	US$/MWh	US$/MWh	US$/MWh	US$/MWh	US$/MWh	US$/MWh	US$/MWh
TG	5.0	8.0	11.0		2.0	2.0	2.0
TV	5.0	8.0	11.0		2.0	2.0	2.0
CC	5.0	8.0	11.0		2.0	2.0	2.0
HI P>300MW				3.5				1.4

Operated Power means the integral function of the hourly total power capacity dispatched during the period, including all power and reserves allocated to that generator. The hourly volume of Operated Power will be consistent with the optimal dispatch for the achievement of the allocated power and reserves.

Efficiency Incentives

On a quarterly basis, actual consumption is compared to reference consumption for each unit and fuel type. The percentage difference is added to increase the value of Generated Power from the respective fuel plus the fuel related to Operated Power and is recognized as an additional amount only in the case of power generated with the fuel supplied. The base price will not be affected by increased consumption. Reference values for specific consumption are as follows:

	Natural gas	Alternative fuels
Unit	kcal/kWh	kcal/kWh
TG	2,400	2,600
TV	2,600	2,600
Large CC (>180 MW)	1,680	1,820
Other CC	1,880	2,000

As a result of this resolution, the prices under Energía Base have increased significantly. However, such prices are still far behind those awarded during the most recent auctions of Resolution 21/2016 and Resolution 287/2017, as can be seen below:

Source: Central Puerto and Ministry of Energy
1 Average of the prices of: large CC (>150MW), large steam turbine (>100MW) and small steam turbine (<100MW); 2 Weighted average by capacity

However, there is still a significant price gap between hydro and thermal generation as demonstrated below:

1 Source: Central Puerto
2 Energia Base prices starting November, 2017
3 Includes remuneration for energy distributed and energy operated

The Previous Remuneration Scheme

Resolutions SE Nos. 95/13 and 529/14 and Amending Regulations

On March 26, 2013, the Official Gazette published Resolution No. 95/2013 issued by the former Secretariat of Electric Energy (“Resolution No. 95”), which established a contracting and remuneration scheme for all generation, co-generation and self-generation agents of the WEM, except for the binational hydroelectric power plants and nuclear generators, as well as the capacity and electric power produced by the generation, co-generation and self-generation agents of the WEM that had been committed within the framework of contracts regulated by the former Secretariat of Electric Energy through Resolutions SE No. 1193 of October 7, 2005, No. 1281 of September 4, 2006, No. 220 of January 18, 2007, No. 1836 of November 27, 2007, No. 200 of March 16, 2009, No. 712 of October 9, 2009, No. 762 of November 5, 2009, No. 208 of March 29, 2011 and No. 137 of April 25, 2011, Law No. 27,191, as well as any other type of electric power supply agreements with a differential price scheme established by the former Secretariat of Electric Energy.

In addition, to optimize and minimize the costs of the supply of fuels to the WEM generation plants, the dispatch agency (CAMMESA) centralized the commercial management and dispatch of fuels. As from the date of publication of Resolution No. 95, and upon termination of the contractual relationships between the WEM agents and their providers of fuels and related supplies, such operation costs shall no longer be recognized by CAMMESA.

This remuneration scheme governed the economic transactions conducted between February 2013 and January 2017, when it was replaced by Resolution SEE No. 19/17. However, the effective application of such system to each particular generator required that the generator waive each court or administrative claim brought by it against the Argentine government, the former Secretariat of Electric Energy (now the Ministry of Energy and Mining) and CAMMESA, in connection with the 2008-2011 Agreement and/or Resolution SE No. 406/03. If such requirements had not been met, generators would not have access to the above referenced remuneration scheme, or to the previous scheme, which remains in effect.

This remuneration scheme is comprised of three items: (i) fixed costs remuneration, (ii) variable costs remuneration and (iii) additional remuneration. Additional remuneration was composed of two items: (i) additional remuneration allocated to the generator, which was settled and paid to the generator, and (ii) additional remuneration allocated to the trust, which was included in a trust fund that provides financing to new infrastructure projects in the electric power sector.

Furthermore, Resolution No. 95 temporarily suspended the inclusion of new contracts in the term market and determined that once those existing prior to the issuance of such resolution have been terminated, the Large Users of the WEM had the obligation to acquire their electric power demand from CAMMESA, subject to the conditions set forth by the former Secretariat of Electric Energy to that effect. The generators received remuneration based on the method set forth by Resolution No. 95. On August 20, 2013, the former Secretariat of Electric Energy implemented a payment priority mechanism whereby CAMMESA distributed the amounts it received directly from WEM Large Users for the supply of their demand among the generators included in Resolution No. 95. Such amounts were allocated primarily to pay the remuneration of the generators according to the following scheme: first to cover fixed costs, then variable costs and finally the direct additional remuneration.

As it concerns the generation of electric power from renewable sources, Law No. 27,191 excluded the enforcement of regulations that limit the execution of contracts in the term market.

Pursuant to Resolution SE No. 2053/13, the new remuneration scheme was established in a particular way for each of the agents as from the day on which the corresponding generators withdraw all of the administrative and judicial claims against the Argentine government and CAMMESA regarding (i) the “Acuerdo Para La Gestion Y Operacion De Proyectos, Aumento De La Disponibilidad De Generacion Termica Y Adaptacion De La Remuneracion De La Generacion 2008-2011 (Acuerdo 2008-2011)” issued by the former Secretariat of Electric

Energy and generators from the WEM, on November 25, 2010 and (ii) Resolution No. 406/03 of the former Secretariat of Electric Energy.

On May 31, 2013, Central Puerto, HPDA and CTM complied with the terms of Resolution No. 95. LPC informed the former Secretariat of Electric Energy of its intention to comply with the scheme described above with amendments to certain sections. However, as of the date of this annual report, the former Secretariat of Electric Energy has not given an answer to these amendments. Therefore, the new remuneration scheme described above is not applicable to LPC and, consequently, the previous regulation remains in force. As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.

On May 23, 2014, the Official Gazette published Resolution SE No. 529 issued by the former Secretariat of Electric Energy, which updated the remuneration amounts fixed in Resolution No. 95 for all generation, co-generation and self-generation agents of the WEM included in such resolution.

In addition, Resolution No. 529 included a new scheme of non-recurring maintenance remuneration, which shall become effective once major maintenance costs are incurred related to the equipment of such thermal power plants, and subject to approval by the Secretariat of Electric Energy. Until such non-recurring maintenance works are carried out and approved by the Secretariat of Electric Energy, the non-recurring maintenance remuneration shall be documented as a sale settlement with a maturity date to be determined.

On July 17, 2015, the Secretariat of Electric Energy set forth Resolution SE No. 482 whereby: (i) it replaced Annexes I, II, III, IV and V to Resolution SE No. 529 (which amended Resolution No. 95), updating the remuneration amounts fixed therein; (ii) amended the calculation of transmission variable charges applicable to hydroelectric and renewable generators; (iii) incorporated an additional item referred to as “Funds for FONINVEMEM 2015- 2018’s Investments” (“FONINVEMEM 2015-2018 Funds”); (iv) included a remuneration item referred to as “FONINVEMEM 2015-2018 Direct Remuneration” applicable to units installed within the framework of FONINVEMEM 2015-2018; (v) new specific contributions scheme for generators involved in investment projects approved by the former Secretariat of Electric Energy and a new incentive scheme for energy production and operational efficiency for a certain group of generators; and (vi) amended the payment method of the fixed costs remuneration and the non-recurring maintenance remuneration.

The Secretariat of Electric Energy amended the remuneration scheme established by Resolution No. 482 through Resolution SEE No. 22/16.

Resolution SE No. 95/13 Remuneration Scheme

The remuneration scheme of Resolution SE No. 95/13, as amended by Resolution SEE No. 22/16, included the following items:

(1) Fixed Costs Remuneration

The fixed costs remuneration was determined on a monthly basis asuming the following prices (applicable as of February 2016):

Technology and scale	Pesos/MW-hrp(1)
Gas turbine units with power (P) < 50 Mw (small)	152.3
Gas turbine units with power (P) > 50 Mw (large)	108.8
Steam turbine units with power (P) < 100 Mw (small)	180.9
Steam turbine units with power (P) > 100 Mw (large)	129.2
Combined cycle units with power (P) < 150 Mw (small)	101.2
Combined cycle units with power (P) > 150 Mw (large)	84.3
Hydroelectric units with power (P) < 30 Mw (renewable)	299.2
Hydroelectric units with power (P) 30 to 120 Mw (small)	227.5
Hydroelectric units with power (P) 120 Mw to 300 Mw (medium)	107.8
Hydroelectric units with power (P) > 300 Mw (large)	59.8
Internal combustion motors	180.9
Wind farms	-
Solar photovoltaic power plants	-
Biomass and biogas—solid urban waste	-

(1)	MW-hrp means the power available during the time of the day defined in advance by the authorities in the seasonal programing.

The calculation methodology to determine the fixed costs remunerations for the relevant generation agents with conventional thermal generation equipment (gas turbine, steam turbine and combined cycle) varied depending on the Registered Availability (A), Target Availability (TA) of the technology, Historical Availability (HA) and the season of the year.

The formula defined a base percentage to be applied to the fixed costs remuneration, based on the following values:

Combined cycle units	June – July – August – December – January – February	March – April – May – September – October – November
A > 95.00%	110.00%	100.00%
85.00% < A 95.00%	105.00%	100.00%
75.00% < A 85.00%	85.00%	85.00%
A 75.00%	70.00%	70.00%

Steam turbine units	June – July – August – December – January – February	March – April – May – September – October – November
A > 90.00%	110.00%	100.00%
80.00% < A 90.00%	105.00%	100.00%
70.00% < A 80.00%	85.00%	85.00%

Combined cycle units	June – July – August – December – January – February	March – April – May – September – October – November
A 70.00%	70.00%	70.00%

Internal combustion motors	June – July – August – December – January – February	March – April –May – September – October – November
A > 90.00%	110.00%	100.00%
80.00% < A 90.00%	105.00%	100.00%
70.00% < A 80.00%	85.00%	85.00%
A 70.00%	70.00%	70.00%

Fifty percent of the difference between the generator’s Registered Availability (A) and Historical Availability (HA) is added to or subtracted from the base percentage. In other words, for each percentage point of variation in the generator’s A vis-a-vis its HA, the fixed costs remuneration percentage would vary by half a percentage point. The percentages had to be between those expected for each period (110.00/110.00% for the highest and 70.00% for the lowest).

Pursuant to Resolution No. 482, the Target Availability value was determined in relation to the available power typically available under normal temperature conditions.

Historical Availability values for each group was determined on the basis of the registered availability in the period from 2011 to 2015. At the end of each year, the resulting amount was added to the base until there are five years. In the case of the units incorporated since February 2016, the minimum value of each technology was taken as a Target Availability value.

 (2) Variable Costs Remuneration

A new variable costs remuneration scheme (excluding fuel costs) was established in lieu of the variable maintenance costs and other non-fuel related variable costs defined under Resolution SE No. 1/2003. It was calculated on a monthly basis and was a function of the energy generated by type of fuel:

	Operates on:
		Liquid fuels
Classification	Natural gas	Oil and gas FO/GO	Biofuel (BD)	Carbon (C)
		Pesos/MWh
Gas turbine units with power (P) < 50 Mw (small)	46.3	81.1	154.3	-
Gas turbine units with power (P) > 50 Mw (large)	46.3	81.1	154.3	-
Steam turbine units with power (P) < 100 Mw (small)	46.3	81.1	154.3	139.0
Steam turbine units with power (P) > 100 Mw (large)	46.3	81.1	154.3	139.0
Combined cycle units with power (P) < 150 Mw (small)	46.3	81.1	154.3	-
Combined cycle units with power (P) > 150 Mw (large)	46.3	81.1	154.3	-
Hydroelectric units with power (P) < 30 Mw (renewable)		36.7
Hydroelectric units with power (P) 30 to 120 Mw (small)		36.7
Hydroelectric units with power (P) 120 Mw to 300 Mw (medium)		36.7
Hydroelectric units with power (P) > 300 Mw (large)		36.7
Internal combustion motors	74.1	111.2	148.3	-
Wind farms		112.0
Solar photovoltaic power plants		126.0
Biomass and biogas—solid urban waste	Equal to the applicable thermal technology and scale provided above

The calculation of the remuneration applicable to pump hydroelectric power plants took into account both the electric power generated and the electric power used for pumping.

(3) Additional Remuneration

A portion of the remuneration was paid directly to the relevant generation agents, while the other portion was to be set aside for a trust fund and reinvested in new infrastructure projects in the electric power sectors as defined by the Secretariat of Electric Energy.
Additional remuneration was calculated on a monthly basis and was a function of total electric power generated.

	Allocated to:
Technology and scale	Relevant generation agent Pesos/MWh	Trust fund Pesos/MWh
Gas turbine units with power (P) < 50 Mw (small)	13.7	5.9
Gas turbine units with power (P) > 50 Mw (large)	11.7	7.8
Steam turbine units with power (P) < 100 Mw (small)	13.7	5.9
Steam turbine units with power (P) > 100 Mw (large)	11.7	7.8
Combined cycle units with power (P) < 150 Mw (small)	13.7	5.9
Combined cycle units with power (P) > 150 Mw (large)	11.7	7.8
Hydroelectric units with power (P) = 50 Mw (renewable)	84.2	14.9
Hydroelectric units with power (P) 50 to 120 Mw (small)	84.2	14.9
Hydroelectric units with power (P) 120 Mw to 300 Mw (medium)	59.4	39.6
Hydroelectric units with power (P) > 300 Mw (large)	54.0	36.0
Internal combustion motors	13.7	5.9
Wind farms	-	-
Solar photovoltaic power plants	-	-
Biomass and biogas – solid urban waste	-	-

The remuneration detailed above was the total remuneration receivable by the relevant generation agents, minus the electric power and power committed in the term market or under other similar agreements, at market value, except for the specific contracts referred to above and the deduction of any other fee or service to be borne by such agents.

For the purposes of the above paragraph, the relevant generation agents are required to submit, for each transaction month, an affidavit with supporting documents duly certified by an external auditor, where they shall report all invoices issued for their commitments in the term market, to be compared to the deductions made in the economic transactions completed by CAMMESA. If any difference arise from such comparison in the sums of money invoiced by any relevant generation agent in favor of such agent, CAMMESA invoiced the difference to such agent.

 (4) Non-recurring Maintenance Remuneration

In addition to the remuneration items indicated above, Resolution SE No. 529 created a new category named non-recurring maintenance remuneration for relevant generation agents to be applied to economic transactions carried out since February 2014 and calculated on a monthly basis, based on the total electric power generated. Such remuneration shall be documented as a sale settlement with a maturity date to be determined and paid to a fund administered by CAMMESA and was exclusively allocated to finance major maintenance activities subject to approval by the Secretariat of Electric Energy.

Technology and scale	Maintenance remuneration
(Pesos/MWh)
Gas turbine units with power (P) < 50 Mw	45.1
Gas turbine units with power (P) > 50 Mw	45.1
Steam turbine units with power (P) = 100 Mw	45.1
Steam turbine units with power (P) > 100 Mw	45.1
Combined cycle units with power (P) = 150 Mw	39.5
Combined cycle units with power (P) > 150 Mw	39.5
Hydroelectric units with power (P) = 50 Mw	16.0
Hydroelectric units with power (P) 50 to 120 Mw	16.0
Hydroelectric units with power (P) 120 Mw to 300 Mw	16.0
Hydroelectric units with power (P) > 300 Mw	10.0
Internal combustion motors	45.1
Wind farms	-
Solar photovoltaic power plants	-
Biomass and biogas—solid urban waste	-

Pursuant to Resolution No. 482 and Resolution No. 22, the non-recurring maintenance remuneration was calculated taking into consideration (i) the accumulated energy generated in the preceding year and (ii) the number of times that the applicable units starts as per the request of CAMMESA.

(5) “Production” and “Operational Efficiency” Incentives

The incentive scheme consisted of an increase in the variable costs remuneration, upon compliance with certain conditions.

The “Production” incentive consisted of an increase of 15% or 10% in the variable costs remuneration of thermal units operating with liquid fuels or coal, respectively, when their aggregate production in the calendar year exceeded 25% to 50%, respectively, of their production capacity with liquid fuel or coal, as applicable.

The “Operational Efficiency” incentive consisted of an additional remuneration equal to the variable costs remuneration and corresponds to the difference in percentage terms between actual consumption and reference consumption fixed for each type of technology unit and fuel. These values were compared on a quarterly basis. Increased consumption does not affect the base remuneration for variable costs.

The reference values of specific consumption are as follows:

Technology	Natural gas Kcal/kWh	Alternative fuels (FO/GO/C) Kcal/kWh
Gas turbine	2,400	2,600
Steam turbine	2,600	2,600
Internal combustion motors	2,150	2,300
Combined cycles (GT > 180 MW)	1,680	1,820
Other combined cycles	1,880	2,000

 (6) FONINVEMEM 2015-2018 Funds

Pursuant to the “Acuerdo para la Gestión y Operación de Proyectos, Aumento de la Disponibilidad de Generación Térmica y Adaptación de la Remuneración de la Generación 2015-2018” (the “2015-2018 Generators Agreement”), Resolution No. 482 included a specific contribution referred to as “Funds for FONINVEMEM 2015-2018’s Investments” to be allocated to the execution of works under such framework. The FONINVEMEM 2015-2018 Funds will be allocated to generators with projects approved by the Secretariat of Electric Energy and will automatically and retroactively be distributed by CAMMESA upon the execution of the related supply and construction contracts. Pursuant to Resolution SE No. 482, the FONINVEMEM 2015-2018 Funds do not vest rights for the generator and may be reallocated by the Secretariat of Electric Energy in the event of failures to comply with the supply or construction contracts, with no claim rights whatsoever.

The following table shows a detail of the FONINVEMEM 2015-2018 Funds:

Technology and scale	Funds for investments 2015-2018
(Pesos/MWh)
Gas turbine units with power (P) = 50 Mw (small)	15.8
Gas turbine units with power (P) > 50 Mw (large)	15.8
Steam turbine units with power (P) = 100 Mw (small)	15.8
Steam turbine units with power (P) > 100 Mw (large)	15.8
Combined cycle units with power (P) = 150 Mw (small)	15.8
Combined cycle units with power (P) > 150 Mw (large)	15.8
Hydroelectric units with power (P) = 50 Mw (renewable)	6.3
Hydroelectric units with power (P) 50 to 120 Mw (small)	6.3
Hydroelectric units with power (P) 120 Mw to 300 Mw (medium)	6.3
Hydroelectric units with power (P) > 300 Mw (large)	6.3
Internal combustion motors	15.8
Wind farms	-
Solar photovoltaic power plants	-
Biomass and biogas—solid urban waste	-

 (7) FONINVEMEM 2015-2018 Direct Remuneration

The FONINVEMEM 2015-2018 Direct Remuneration consisted of an additional remuneration to units being installed within the framework of FONINVEMEM 2015-2018 and is equal to 50% of the generators’ direct additional remuneration. This remuneration will start to be paid from the commercial launch date of the unit for up to ten years since such date.

Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina

On August 22, 2017, the Ministry of Energy and Mining published Resolution No. 281-E/17 (“Resolution No. 281”) for the Renewable Energy Term Market (private PPAs between generators and Large Users, self-generation, co-generation and traders).

Resolution No. 281 seeks to promote and encourage a dynamic participation in the term market and to foster the increase of private agreements between the WEM’s agents and participants. Its aim is to provide a feasible alternative for the purchase of energy to tenders by CAMMESA.

Resolution No. 281 makes it possible for Large Users to comply with their renewable energy consumption quotas through either (i) the joint purchase system (i.e., through CAMMESA), (ii) the execution of a private PPA or (iii) the development of a self-generation project or a co-generation project.

As a general principle, PPAs executed in the term market (outside the joint purchase system) may be freely negotiated between the parties with respect to term, priorities, prices and other contractual conditions.

Section 7 of Resolution No. 281 provides that, in the case of curtailment, the following power generation plants will have (i) equal dispatch priority between them and (ii) first dispatch priority over renewable generation projects operating in the term market without an assigned dispatch priority:

1.	run-of-the-river hydropower plants and renewable power plants having commenced commercial operation prior to January 1, 2017;

2.	power plants supplying energy pursuant to PPAs executed in connection with Resolutions No. 712/2009 or No. 108/2011 having commenced commercial operation prior to January 1, 2017;

3.	renewable power plants supplying energy pursuant to PPAs executed with CAMMESA through the RenovAr Program (e.g., the La Castellana Project and the Achiras Project);

4.	renewable power plants supplying energy pursuant to Resolution MINEM No. 202/2016; and

5.	renewable power plants operating in the term market (e.g., private PPAs) which have obtained dispatch priority in accordance with the regime established pursuant to Resolution No. 281.

Only the expansion of the abovementioned projects need to file the request for dispatch priority with CAMMESA, who will then evaluate submissions on a quarterly basis and prepare a list of granted dispatch priorities in interconnection points or transmission corridors with restrictions to the transmission capacity.

Evolution of Supply and Demand in the Argentine Energy Sector Structure

Structural Characteristics of the Energy Sector

The evolution of the demand and the energy consumption in Argentina is correlated with the evolution of the GDP, which implies that the higher the economic growth, the higher the energy demand. The historical growth of energy consumption was of 2.99% annually over the past 57 years, with an annual average of 3.39% since 2002, although between 2002 and 2017 the economic growth rose to an average of 3.11% annually.

The growth of energy consumption during the last decade is similar to the historical average, since it was not driven by a large increase in consumption of the industrial sector, but predominantly by that of the residential and commercial sectors, as noted in the consumption parameters of gas, gasoline and especially electric power.

The elasticity of energy consumption in relation to the GDP during the last two decades is lower than in earlier decades, so restrictions on energy demand or the need for energy imports, if domestic supply is insufficient, could increase if the industrial sector expands in the future.

The restrictions on the supply of certain energy products such as natural gas in the last cycle of high economic growth and the relatively moderate growth in energy demand in broad terms, are based primarily on problems related to the supply of these energy products and also on a significant growth of the demand of the residential and commercial segments in a context of modest industrial recovery, but with few new expansions of greater productive capacity for large energy consumers.

The structure of energy consumption in Argentina is strongly dependent on hydrocarbons, at almost approximately 65%. This percentage has decreased in the last three to four years due to the obligation imposed by the regulators to incorporate biodiesel and bioethanol into oil and gasoline.

Large amounts of natural gas, liquefied natural gas and gas oil are imported in order to try to satisfy demand. However, demand for natural gas is usually unsatisfied during the winter in the industrial segment and in the thermoelectric generation segment. In certain circumstances, the Argentine government has imposed restrictions on consumption because of the lack of adequate supply of gas to supply other segments that do not have the capacity to replace natural gas with other fuels (among others, propane, butane and fuel).

Although current energy consumption in Argentina signals a dependence on hydrocarbons, we believe that Argentina is currently undergoing an important historical shift to a modern and diversified energy mix arising from the inclusion of renewable energy into the mix, in accordance with the requirements set forth in Law No. 27,191 of 2015.

Source: Ministry of Energy and Mining

As a summary, the following characteristics are specific to energy demand and supply in Argentina:

●
Atypical structure, with a bias towards oil and gas, which is a characteristic of countries with large reserves of hydrocarbons such as Middle Eastern countries, Russia, African oil-producing countries and Venezuela.

●
51.10% of the energy supply is dependent on natural gas despite significant restrictions imposed on electric power generators and the penetration of gas consumption in the energy market, which is higher than in most countries that have a large surplus production of natural gas.

●
Stagnation in the local energy supply since investments in recent years in the oil and gas sector have been insufficient to effectively increase domestic supply enough to satisfy a nearly ever-increasing demand.

●
Enhanced demand due to the abnormally low prices of gas and electric power in the residential and commercial sectors during the 2012-2016 period, which caused the growth rate of residential energy consumption to be higher than usual.

Structure of the Electric Power Supply in Argentina

The nominal installed capacity in Argentina was reported by CAMMESA to be 36,311 MW as of December 31, 2017. However, the operational electric power generation capacity effectively available at any given time could be estimated at around 30,307 MW as an average of 2017. Availability estimated by CAMMESA for thermal units is approximately 78% due to the lack of proper fuel supply, difficulties in achieving nominal efficiency and unavailability of several generating units under maintenance. Moreover, the generation supply depends heavily on liquid fuel use that diminishes capacity availability and there are certain transmission restrictions.

Over recent decades, the Argentine government (spanning administrations with different ideological orientation) has favored the deployment of thermoelectric generating units. One reason for this is that these units require smaller capital investments and take less time to deploy. The increased dependency on hydrocarbons for these new power plants was not considered a disadvantage, since the required fuels have always been produced in Argentina and the production has always been predictable and growing. However, the constant deployment of thermoelectric generation has increased the demand for fossil fuels, particularly those based on natural gas, and has led to shortages and the imposition of certain restrictions on the provision to thermal generators of locally produced fuels.

During the 1990s, private sector investors also concentrated their investments in thermoelectric generation, almost without exception. The economic crisis of 2002 accelerated even more the tendency to invest in thermoelectric plants, given their lower cost of startup. After the crisis of 2002, investments in the electrical sector continued mainly with state intervention, expanding the installed capacity based on thermoelectric generation but without meeting the increasing demand. The financial constraints of the Argentine government in the last decades, the high amount of capital needed and the long periods necessary to develop the projects have negatively impacted on the decision of the Argentine government to invest and deploy hydroelectric and nuclear power plants. In addition, the recurrent fiscal crises of the recent past have forced the Argentine government to delay or cancel major projects that would have increased and diversified Argentina’s generation capacity.

Nominal Power Generation Capacity

Nominal power generation capacity is dominated by thermoelectric generation. A considerable number of thermoelectric power units experience high levels of unavailability, especially during the winter, due to fuel provision restrictions.

In the summer of 2017, the maximum power consumed reached 25,628 MW on February 24. The local power availability amounted to 24,559 MW plus a reduced spinning reserve (which consists of a pool of rotating machines that can dispatch 1614 MW, if needed), so CAMMESA had to import 925 MW of additional power.

There are three main centers of electric power supply in Argentina:

●	Buenos Aires-Greater Buenos Aires-Coastline

●	Comahue

●	Northeast Argentina

Electric power supply and demand were linked in the past by a radial system to Buenos Aires. This system presented risks of instability in various regions whose demand had grown but had insufficient local generation (e.g., Cuyo, Northwest Argentina in Salta, Central and Greater Buenos Aires). For this reason, the Argentine government changed the system and now is using a peripheral system. The Argentine government has made very large investments in a substantial expansion of electric transmission, totaling 500 kV. Such investments include laying peripheral high voltage lines totaling 550 kV (that may not have an immediate economic impact but will have positive effects on the system in the long term) in the following locations:

●	Northeast and northwest Argentina

●	Comahue-Cuyo

●	Southern Patagonia

The following chart shows the development of electric power generation by type of source:

Source: Daniel G. Gerold (G&G Energy Consultants)

Renewable Energy Generation in Argentina

Certain regions of Argentina benefit from levels of wind or sunlight that provide a strong potential for renewable energy generation. The maps below show the mean wind speed at 80 meters of elevation and the average global horizontal irradiance in Argentina, respectively.

Average Wind Speeds

Source: Vaisala - 3Tier

Average Global Horizontal Solar Irradiance (GHI)

Source: Vaisala - 3Tier

The Structure of Electric Power Demand in Argentina

Electric power demand depends to a significant extent on economic and political conditions prevailing from time to time in Argentina, as well as seasonal factors. In general, the demand for electric power varies depending on the performance of the Argentine economy, as businesses and individuals generally consume more energy and are better able to pay their bills during periods of economic stability or growth. As a result, electric power demand is affected by Argentine governmental actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls, taxes and energy tariffs.

The following chart shows the demand for electric power in 2017 by customer type:

Source: Daniel G. Gerold (G&G Energy Consultants)

The following chart shows the evolution of the demand for electric power over the last several years:

Source: CAMMESA

The following chart shows the power demand from January 2002 to March 2017:

Source: Daniel G. Gerold (G&G Energy Consultants)

The correlation between the evolution of GDP and electric power demand is strong, although when there is a strong reduction of the GDP, electric power demand falls relatively little. It should also be noted that, in an environment of low economic growth, electric power demand grows at rates higher than the GDP, as shown below:

Source: Daniel G. Gerold (G&G Energy Consultants)

The following chart shows the relationship between power demand and real GDP growth over the past two decades:

Source: CAMMESA, IMF

CAMMESA divides Argentina into regions that have similar characteristics in terms of demand, socio-economic characteristics and electric subsystems. Such regions are: (i) the City of Buenos Aires and its suburbs, (ii) the Province of Buenos Aires, (iii) Santa Fe and Northwest Buenos Aires, (iv) the Center, (v) the Northwest, (vi) Cuyo, (vii) the Northeast, (viii) Comahue and (ix) Patagonia.

Demand is significantly concentrated in the areas of the City of Buenos Aires, the Province of Buenos Aires, Santa Fe and Northwest Buenos Aires, which comprises approximately 62% of the demand. While growth rates in other regions such as the Northwest, Comahue and Patagonia are higher compared to the rest, changes to the concentration of the demand structure are not substantial over the period of measurement.

The chart below shows electricity demand by region for 2017:

Source: Daniel G. Gerold (G&G Energy Consultants)

Seasonality also has a significant impact on the demand for electric power, with electric power consumption peaks in summer and winter. The impact of seasonal changes in demand is registered primarily among residential and small commercial customers. The seasonal changes in demand are attributable to the impact of various climatological factors, including weather and the amount of daylight time, on the usage of lights, heating systems and air conditioners.

The impact of seasonality on industrial demand for electric power is less pronounced than on the residential and commercial sectors for several reasons. First, different types of industrial activity by their nature have different seasonal peaks, such that the effect of climate factors on them is more varied. Second, industrial activity levels tend to be more significantly affected by the economy, and with different intensity levels depending on the industrial sector.

Energy demand throughout the hours of each month grew in 2006, reflecting a sharp increase in industrial activity and mass consumption in the economy. Such demand declined due to restrictions on industrial power consumption in the winter of 2007, and the international crisis at the end of 2008 and early 2009. However, such decline in consumption has reversed since mid-2011 due to a growth in demand as evidenced by the twelve-month moving averages in the chart below:

Source: Daniel G. Gerold (G&G Energy Consultants)

A direct annual analysis—as opposed to a twelve-month moving average, which is useful to show inertial trend changes (i.e., the underlying trend that includes only a few months and therefore better shows gradual changes to stability)—shows growth rates in energy demand during 2010 and early 2011, with an abrupt slowdown (including negative values) in 2012 and, after the winter of 2012, an increase in energy demand during 2013. In December 2013 and January 2014, there was exponential growth in demand by residential and commercial consumers due to the heat wave that hit the central region of Argentina during those periods. In December 2014, the demand growth trend was reversed with a sharp drop in demand with the return of normal temperatures.

The demand for electric power in the residential sector resumed a high growth trend in 2015. Following moderate growth, gross aggregate demand grew 0.9% in 2014. In 2015, gross demand increased 4.5%, despite moderate increases in rates to a small portion of consumers. During 2016, gross demand increased 0.7% as compared to the same period the previous year, despite a drop of 2.3% of the GDP.

In addition to the growth of energy demand, which places pressure on the supply of fuels to thermal plants, demand also affects the availability of generation plants to meet peak demand for power at nighttime during the winter or during the afternoon in the summer.

To minimize the risks of sudden interruptions to the residential and commercial segment in 2013, there were scheduled supply interruptions in December 2013 and January 2014, which was similar to what occurred in the winter of 2010 and 2011, but did not reach the extraordinary levels of the winter of 2007. No interruptions were necessary in 2012. During the summer and winter of 2015, it was not necessary to apply restrictions to industrial consumers to supply residential electric power demand, although there were some forced interruptions due to certain problems with electrical distribution. However, during February 2016, certain restrictions to consumption of an approximate amount of 1,000 MW were applied by CAMMESA and the Ministry of Energy and Mining due to the above average temperatures recorded in February 2016.

During January and February 2016 there were successive high peaks of consumption of electric power for a business day, after two years of not surpassing the previous record reached in January 23, 2014. A peak of consumption of 25,380 MW was reached on February 12, 2016, but restrictions were implemented to the demand of the distributors of Buenos Aires, Greater Buenos Aires and La Plata. A new peak of consumption of 25,628 MW was reached on February 24, 2017.

Source: Daniel G. Gerold (G&G Energy Consultants)

In addition to the specific demand in the afternoon during the summer of 2015, there were energy consumption records throughout the day. The consumption record of approximately 525 GWh per day was reached on February 12, 2016 with the abovementioned restrictions on demand, which did not significantly influence the theoretical maximum demand.

Source: Daniel G. Gerold (G&G Energy Consultants)

	Power consumption records
	Previous records		New records		Variation (%)	Variation (MW)
	Peak of electric power capacity (MW)
Saturday	Feb 25, 2017	22,390	Dec 30, 2017	22,543	0.7	153
Sunday	Dec 27, 2015	21,973	Feb 28, 2017	22,346	1.7	373
Working day	Feb 24, 2017	25,628	Feb 8, 2018	26,320	2.7	692
	Energy (GWh)				Variation (%)	Variation (GWh)
Saturday	Jan 18, 2014	477.9	Dec 30, 2017	478.4	0.1	0.5
Sunday	Dec 27, 2015	432.9	Feb 26, 2017	437.6	1.1	4.7
Working day	Feb 16, 2016	523.9	Feb 8, 2018	543.0	3.6	19.1

Source: Daniel G. Gerold (G&G Energy Consultants)

The peak demand of power of February 12, 2016 triggered a need for considerable energy imports from Brazil, Uruguay and Chile totaling approximately 1,884 MW during peak hours, with a maximum hydroelectric supply of 8,855 MW, nuclear supply of 1,031 MW, renewable energy supply of 126 MW and thermal supply limited to 13,484 MW due to the high unavailability of several units.

As with the case of natural gas, the strong seasonality of electric power demand in Argentina—both in terms of energy and power—influences the needs for investment since investments are made to meet the maximum peak winter demand, which generates significant surpluses at other times of the year that cause lower costs and competition in those periods. The maximum demand for electric power is during the evening hours in summer. In the case of winter, such demand is due to the high use of electric heaters that are preferred by consumers because of the differential cost and simplicity in comparison with natural gas heaters.

Source: Daniel G. Gerold (G&G Energy Consultants)

Notwithstanding the official data of the nominal installed capacity for power generation that was detailed above, it is important to note that this generation capacity is not actually available at times of peak demand. Both in summer and especially in winter, there is an effective generation capacity to meet the demand. The effective capacity available (which means the capacity actually available) is significantly lower than the nominal installed capacity.

Despite all efforts, it is unlikely for there to be complete nominal capacity available at any given time. Instead, the power generation capacity industry generally anticipates and takes into account a percentage of unavailability that can range between approximately 25% and 30%, which is likely to increase in the coming years.

Source: Daniel G. Gerold (G&G Energy Consultants)

This critical variable is central to the efforts made by CAMMESA and the generators to invest in the proper maintenance of the units. Although the unavailability factor over the long-term in the thermal plants in Argentina has historically been approximately 30%, it fell below 20% for a period in the early 2000s. In general, the unavailability factor of the hydroelectric plants in Argentina is not significant, except for the existing damage in the turbo groups of Yacyretá. In the nuclear sector, historical unavailability has been important because of the periodic maintenance that units have to go through. In particular, the Embalse nuclear plant commenced, starting in January 1, 2016, a two-year period in which it will not be in operation. Additionally, the Atucha II nuclear plant, which was generating energy on a trial basis since 2015, received its commercial authorization during the first half of 2016, adding a nominal capacity of 745 MW to the SADI.

Energy generation may be influenced by the physical and economic capacity to provide fuel to thermoelectric generators. In recent years and until 2014 fuel prices increased the generating cost, although the fall in oil and fuel prices significantly reduced such cost in 2015 and 2016. The lack of local production of natural gas led to an increased use of fuel oil and gas oil in those generating plants with TS and TG units, in addition to imports of gas and LNG. Most of the TS units are shipped with fuel oil, and only the Central Térmica San Nicolas can burn coal, in addition to fuel oil or natural gas. TS or TG groups that operate in combined-cycle are included in this area in previous tables.

Fuel availability is a factor that contributes to technical unavailability. The costs and logistics for importing and supplying fuel oil, gas oil, and coal instead of natural gas are key to the future availability of thermal units, and will continue to be important if the current international conditions are maintained. Since 2007 the limited supply of natural gas in winter caused a large increase in consumption of fuel oil and gas oil, with record prices in the first half of 2008. Prices decreased in 2009 due to the international crisis and then increased in 2010 (while remaining lower than in 2008).

Fuel Consumption for Commercial Electric Power Generation

Source: Daniel G. Gerold (G&G Energy Consultants)

Due to the shortage of gas, there was an increase in the amount of alternative fuels used to generate electric power. After the winter of 2014, there was a sharp drop in international oil prices that led to reduced thermoelectric generation costs. Thermoelectric generation is expected to continue to make up a larger portion of the energy mix in the coming six years as a result of the 2.9 GW of new electric generation capacity due to the energy emergency.

On November 16, 2016, the Secretariat of Electric Energy, pursuant to Resolution SEE No. 420-E/16, called for companies interested in developing or expanding thermal generation units to submit their preliminary proposals for new projects. The objective of the aforementioned resolution is to pursue projects that contribute to cost reduction in the WEM and an increase the reliability of the Argentine electric system.

According to the annex of Resolution SEE No. 420-E/16, the preliminary projects submitted must comply with certain terms and conditions. These terms define the specific categories of projects to be submitted, reference values regarding energy consumption efficiency and the required minimum power capacity.

The price for generation of CAMMESA constitutes an effective price only to certain segments of the electric power market, especially industrial consumers, with the exception of those that are commercially supplied by electric power distributors.

Anti-Money Laundering

The concept of money laundering is generally used to denote transactions intended to introduce criminal proceeds into the institutional system and thus to transform profits from illegal activities into assets of a seemingly legitimate origin.

On April 13, 2000, the Argentine Congress passed Law No. 25,246 (as amended, including by Laws No. 26,087; 26,119; 26,268, 26,683 and 26,734 (the “Anti-Money Laundering Law”)), which defines money laundering as a type of crime. In addition, the law, which supersedes several sections of the Código Penal de la Nación Argentina (Argentine Criminal Code), established severe penalties for anyone participating in any such criminal activity and created the Unidad de Información Financiera (UIF) (Financial Information Unit), establishing an administrative criminal system.

Below is a summary of certain provisions of the anti-money laundering regime set forth by the Anti-Money Laundering Law, as amended and supplemented by other rules and regulations, including regulations issued by the UIF, the Central Bank, the CNV and other regulatory entities. Investors are advised to consult their own legal counsel and to read the Anti-Money Laundering Law and its statutory regulations. The UIF is the agency responsible for the analysis, treatment and transmission of information, with the aim of preventing money laundering resulting from different crimes and the financing of terrorism. The Argentine Criminal Code defines money laundering as a crime committed by any person who exchanges, transfers, manages, sells, levies, disguises or in any other way commercializes goods obtained through a crime, with the possible consequence that the original assets or the substitute thereof appear to come from a lawful source, provided that their value exceeds Ps.300,000, whether such amount results from one or more related transactions. The penalties established are the following:

1. imprisonment for three (3) to ten (10) years and fines of two (2) to ten (10) times the amount of the transaction;

2. the penalty provided in section (i) shall be increased by one third of the maximum and a half of the minimum, when (a) the person carries out the act on a regular basis or as a member of an association or gang organized with the aim of continuously committing acts of a similar nature, and (b) the person is a governmental officer who carries out the act in the course of his duties; and

3. if the value of the assets does not exceed Ps.300,000, the penalty shall be imprisonment for six (6) months to three (3) years.

The Argentine Criminal Code also punishes any person who receives money or other assets from a criminal source with the purpose of applying them to a transaction, thereby making them appear to be from a lawful source.

In line with internationally accepted practices, the Anti-Money Laundering Law does not merely assign responsibility for controlling these criminal transactions to government agencies, but also assigns certain duties to various private sector entities such as banks, stockbrokers, brokerage houses and insurance companies, which become legally bound reporting parties. These duties basically consist of information-gathering functions.

According to the Anti-Money Laundering Law, the following persons, among others, must report to the UIF: (i) financial institutions and insurance companies; (ii) exchange agencies and individuals or legal entities authorized by the Argentine Central Bank to operate in the purchase and sale of foreign currency in the form of cash or checks drawn in foreign currency or by means of credit or debit cards or in the transfer of funds within Argentina or abroad; (iii) broker-dealers, companies managing investment funds, over-the-counter market agents, and intermediaries engaged in the purchase, lease, or borrowing of securities; (iv) armored transportation services companies and companies or concessionaires rendering postal services that carry out foreign currency transfers or remittance of different types of currency or notes; (v) governmental organizations, such as the Central Bank, the AFIP, the National Superintendence of Insurance (Superintendencia de Seguros de la Nación), the CNV and the IGJ; (vi) professionals in economics sciences and notaries public; and (vii) individuals and legal entities acting as trustees of any kind and individuals or legal entities related directly or indirectly to trust accounts, trustees and trustors under trust agreements.

Individuals and entities subject to the Anti-Money Laundering Law must comply with certain duties that include: (i) obtaining documentation from their customers that irrefutably evidences their identity, legal status, domicile, and other data stipulated in each case (know your customer policy); (ii) reporting any suspicious event or transaction (which according to the customary practices of the field involved, as well as to the experience and competence of the parties who have the duty to inform, are those transactions attempted or consummated that have been previously identified as unusual transactions by the legally bound reporting party, or have no economic or legal justification or are unusually or unjustifiably complex, whether performed on a single occasion or repeatedly (regardless of amount)); and (iii) abstaining from disclosing to customers or third parties any act performed in compliance with the Anti-Money Laundering Law. Within the framework of analysis of a suspicious transaction report, the aforementioned individuals and entities cannot refrain from disclosing to the UIF any information required from it by claiming that such information is subject to bank, stock market or professional secrecy, or legal or contractual confidentiality agreements. The AFIP shall only disclose to UIF the information in its possession when the suspicious transaction report has been made by such entity and refers to the individuals or entities involved directly with the reported transaction. In all other cases, the UIF shall request that the federal judge holding authority in a criminal matter order the AFIP to disclose the information in its possession.

In accordance with Resolution No. 229/2014 of the UIF, the Central Bank, the CNV, the Superintendence of Insurance of the Nation (Superintendencia de Seguros de la Nación) and the National Institute of Associativism and Social Economy (Instituto Nacional de Asociativismo y Economía Social) are considered “Specific Control Organs.” In such capacity, they must cooperate with the UIF in the evaluation of the compliance with the anti–money laundering proceedings by the legally bound reporting parties subject to their control. In that respect, they are entitled to supervise, monitor and inspect such entities, and if necessary, to implement certain corrective measures and actions. Resolution No. 121/2011 issued by the UIF, as amended (“Resolution 121”), is applicable to financial entities subject to the FIL, to entities subject to the Law No. 18,924, as amended, and to individuals and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF, as amended or supplemented by Resolutions No. 52/2012 and 140/2012 (“Resolution 229”), is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution 121 and Resolution 229 regulate, among other things, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing transactions.

On August 2016, UIF Resolution No. 94/16 established that the legally bound reporting parties under Resolution 121 may apply simplified due diligence measures for customer identification when opening a savings account (i.e., presentation of identification, PEP declaration and verification that the holder is not on the lists of terrorists and/or terrorist organizations) in cases where the client meets certain specified requirements. According to this resolution, the simplified identification measures do not release the legally bound reporting party from the duty of monitoring the operations carried out by such customer. Also, if any of the requirements stated in the resolution cannot be verified, the legally bound reporting parties must apply the identification measures set out in Resolution 121.

Resolution 121 and Resolution 229 set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be filed and the procedures to detect and report suspicious transactions.

The Central Bank and the CNV must also comply with anti-money laundering regulations set forth by the UIF, including reporting suspicious transactions.

The CNV rules (as amended in September 2013) include a specific chapter regarding “Prevention of Money Laundering and the Financing of Terrorism” and state that the persons set forth therein (Negotiation Agents, Clearing and Settlement Agents (which are stockbrokers), Distribution and Placement Agents, Manager and Custody Agents of Collective Investment Funds, Brokerage Agents, Collective Depositary Agents, issuers with respect to capital contributions, irrevocable capital contributions for future capital increases or significant loans that have been made in its benefit, specifically with respect to the identity of contributors and/or creditors and the origin and legality of the funds so contributed or loaned) are to be considered legally bound to report under the Anti-Money Laundering Law, and therefore must comply with all the laws and regulations in force in connection with anti-money laundering and terrorism financing, including resolutions issued by the UIF, presidential decrees referring to resolutions issued by the United Nations Security Council in connection with the fight against terrorism and the resolutions (and the related annexes) issued by the Ministry of Foreign Affairs. In addition, the CNV rules impose certain restrictions in connection with payment arrangements (limiting, among other things, the cash amount that the entities set forth therein could receive or pay per day and per client, to Ps.1,000) and impose certain reporting obligations.

In addition, the CNV rules establish that the above-mentioned entities shall only be able to carry out any transactions contemplated under the public offering system, when such transactions are carried out or ordered by persons organized, domiciled or resident in dominions, jurisdictions, territories or associated States included in the cooperating countries list contained in Executive Decree No. 589/2013, section 2(b). When such persons are not included in such list and in their home jurisdiction qualify as registered intermediaries in an entity under control and supervision of a body that carries out similar functions to those carried out by the CNV, they will only be allowed to carry out such transactions if they provide evidence indicating that the relevant securities and exchange commission in their home jurisdiction has signed a memorandum of understanding for cooperation and exchange of information with the CNV.

On February, 2016, the “National Coordination Program for the Prevention of Asset Laundering and the Financing of Terrorism” was created by Executive Decree No. 360/16 as an instrument of the Ministry of Justice and Human Rights. This Program was assigned the duty to reorganize, coordinate and strengthen the national system for the prevention of money laundering and the financing of terrorism, taking in consideration the specific risks that might have an impact on Argentine territory and the global demand for a more effective compliance with international obligations and recommendations established under United Nations Conventions and the standards of the Financial Action Task Force (FATF). These duties will be performed and implemented through a National Coordinator appointed for this purpose. Also, applicable statutory rules were modified, and it was established that the Ministry of Justice and Human Rights will be the Argentine government’s central authority in charge of the inter-institutional coordination among all public and private agencies and entities with competent jurisdiction on this matter, while the UIF will retain the ability to perform operating coordination activities at the national, provincial and municipal levels in relation to matters strictly inherent in its jurisdiction as a financial intelligence agency.

In the context of the voluntary disclosure program under the Argentine tax amnesty, Law No. 27,260 and its regulatory decree No. 895/16 clarified that the UIF has the power to communicate information to other public intelligence and investigations entities, based on a prior resolution from the president of the UIF and provided there is reliable and consistent evidence of the commission of certain crimes under the Anti-Money Laundering Law. In addition, pursuant to the UIF Resolution No. 92/16, reporting agents have to implement a special risk management system. Furthermore, it implemented a special reporting system for operations carried out under the above-mentioned tax amnesty disclosure prior to March 31, 2017.

On January 11, 2017, the UIF published Resolution No. 4/17 (“Resolution 4/17”), which allows the legally bound reporting parties detailed in subsections 1, 4 and 5 of section 20 of the Anti-Money Laundering Law, as amended, (the “Legally Bound Reporting Parties of Res. 4/17”), to apply special due diligence identification measures to foreign and national investors (which must comply with the requirements established by Resolution 4/17 to qualify) to Argentina when at-distance opening special investment accounts (the “Accounts”). The special due diligence regime shall not exempt the Legally Bound Reporting Parties of Res. 4/17 from monitoring and supervising the transactions performed during the course of the commercial relationship, according to a risk-based approach.

Resolution 4/17 also regulates the due diligence measures between legally bound financial reporting parties. It requires that when the opening of the accounts is requested by settlement and clearing agents, or the ALyCs, the local financial entity will have complied with current anti-money laundering and counter terrorist financing regulations after performing due diligence with respect to the ALyCs. The ALyCs shall be responsible for performing due diligence with respect to its customers. Resolution 4/17 expressly establishes that, even though the financial entities are not responsible for performing due diligence with respect to the ALyCs’ customers, they are not exempt from monitoring and supervising the transactions performed by their clients (the ALyCs) during the course of the commercial relationship, according to a risk-based approach.

Recently, the UIF published Resolution No. 30-E/17, which abrogated Resolution 121 and set the new guidelines that financial and foreign exchange entities must follow as legally bound financial reporting parties under the Anti-Money Laundering Law, based on the revised FATF recommendations of 2012, in order to adopt a risk-based approach. Resolution No. 30-E/17, effective as of September 15, 2017, determines the minimum compliance elements that must be included in a system for the prevention of money laundering and terrorist financing, such as the process of customer due diligence, training programs, operations monitoring, reporting of suspicious operations and non-compliance normative, among others.

Recently, the UIF published Resolution No. 21/2018 which states that reporting parties under Resolution No. 229 must evaluate their risks and adopt measures to mitigate them, in order to prevent money laundering as efficiently as possible. Within this framework, individuals are enabled to implement reputable technological platforms which allow carrying out long-distance procedures without the need to present documentation in person.

For an extensive analysis of the money laundering regime in effect as of the date of this annual report, investors should consult legal counsel and read Title XIII, Book 2 of the Argentine Criminal Code and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For such purposes, interested parties may visit the websites of the Argentine Ministry of Treasury and Public Finance, at www.infoleg.gov.ar, the UIF, at www.uif.gov.ar, the CNV, at www.cnv.gob.ar, or the Central Bank, at www.bcra.gov.ar. The information found on such websites is not a part of this annual report.

 Item 4.C
Organizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

(*)	Percentages indicate direct and indirect investments of the Company in DGCU and DGCE.
(**)
Percentages reflect our equity interests in the operating companies TJSM, TMB and CVO. After the plants have been operational for ten years, their ownership will be transferred to the operating companies. For more information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

For more information on our subsidiaries, see “Item 4.B. Business overview—Our Subsidiaries.”

Item 4.D
Property, plants and equipment

Property, Plant and Equipment

Most of our property, plant and equipment is intended to be used in the generation of electric power and 100.00% of it is located in Argentina.

We have no significant assets under capital lease or lease agreements.

The following table provides certain information regarding the operation of our power plants that we owned as of December 31, 2017:

Continuing operations:

Site	Plant	Unit	Installed capacity		Type	Fuel type (if any)
Puerto Complex			1,714	MW
	Puerto Nuevo plant		589	MW
		PN TV07	145	MW	Thermal	NG / FO
		PN TV08	194	MW	Thermal	NG / FO
		PN TV09	250	MW	Thermal	NG / FO
	Nuevo Puerto plant		360	MW
		NP TV05	110	MW	Thermal	NG / FO
		NP TV06	250	MW	Thermal	NG / FO
	Puerto combinedcycle plant		765	MW
		CC GE	765	MW	Thermal	NG / GO
Piedra del Águila			1,440	MW
	Piedra del Águila plant		1,440	MW
		PAGUHI	1,440	MW	Hydroelectric
Luján de Cuyo			509	MW
	Luján de Cuyo plant		509	MW
		Siemens combined cycle	306	MW	Thermal	NG
		ALSTOM TG23	23	MW	Thermal	NG / GO
		ALSTOM TG24	23	MW	Thermal	NG / GO
		MARELLI TV11	60	MW	Thermal	NG / FO
		MARELLI TV12	60	MW	Thermal	NG / FO
		ABB TG22	36	MW	Thermal	NG / GO
		CTRL HIDRÁULICA	1	MW	Hydroelectric

Discontinued operations:

Site	Plant	Unit	Installed capacity		Type	Fuel type (if any)
La Plata(1)			128	MW
	La Plata plant		128	MW
		TG GE	128	MW	Thermal	NG / GO

(1)
As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.

Reference: NG: natural gas; FO: fuel oil; GO: gas oil

We believe that all of our production facilities are in good operating condition. We believe that we have satisfactory title to our plants and that our facilities are in accordance with standards generally accepted in the electric power industry. As of December 31, 2017, the consolidated net book value of our property, plant and equipment was Ps.7.43 billion.

The following table lists the value of our property, plant and equipment as of December 31, 2017:

Main Item	As of December 31, 2017
(in thousands of Ps.)
Lands and buildings	323,731
Electric power facilities	1,504,183
Gas turbines	2,813,452
Construction in progress	2,740,171
Others	50,191
Total	7,431,728

For information on our plants under construction, see “Item 5.A Operating Results—Proposed Expansion of Our Generating Capacity.”

Item 5. Operating and Financial Review and Prospects

Item 5.A Operating Results

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-looking Statements,” “Item 3.D Risk Factors,” and the matters set forth in this annual report generally.

This discussion should be read in conjunction with our audited consolidated financial statements which are included elsewhere in this annual report.

Financial Presentation

We maintain our financial books and records and publish our consolidated financial statements in Argentine pesos, which is our functional currency. Our audited consolidated financial statements are prepared in Argentine pesos and in accordance with the IFRS as issued by the IASB.

Factors Affecting Our Results of Operations

Argentine Economic Conditions

We are an Argentine sociedad anónima (corporation). Substantially all of our assets and operations and our customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.

As Central Puerto is affected by the conditions of Argentina’s economy, which have historically been volatile, and have negatively and materially affected the financial condition and prospects of multiple industries, including the electric power sector, the following discussion may not be indicative of our future results of operations, liquidity or capital resources.

The following table sets forth information about certain economic indicators in Argentina for the periods indicated. For information regarding the reliability of this data and why we present three measurements of inflation, see “Item 3.D. Risk Factors—Risks Relating to Argentina—The credibility of several Argentine economic indices has been called into question, which has led to a lack of confidence in the Argentine economy and could affect your evaluation of the market value of the ADSs.”

	2012	2013	2014	2015	2016	2017(1)
Economic activity
Nominal GDP in current US$(2) (in millions of US$)	579,400	610,760	563,955	642,665	551,792	641.958
Real gross domestic investment(3) (pesos of 2004) (% change) as % of GDP	(6.1)%	(0.1)%	(4.35)%	0.71%	(3.12)%	8.21%
Price indexes and exchange rate information
INDEC CPI (% change)(4)	10.8%	10.9%	24.0%	11.9%	16.9%	24.8%
Economic activity
Inflation (as measured by the City of Buenos Aires CPI) (% change)(5)	N/A	26.60%	38.0%	26.9%	41.0%	26.1%
Inflation (as measured by the Province of San Luis CPI) (% change)(5)	23.1%	32.0%	39.4%	31.6%	31.5%	24.3%
Wholesale price index (WPI) (% change)	13. 1%	14.7%	28.3%	10.6%(5)	34.5%(5)	18.8%
Nominal exchange rate(6) (in Ps./US$ at period end)	4.92	6.52	8.55	13.00	15.89	18.65

Sources:	Ministry of Public Works of Argentina, Banco de la Nación Argentina and Instituto Nacional de Censos y Estadísticas (INDEC).
(1)	Variation provided by INDEC as of December, 2017. Real GDP data of 2011-2014 was restated by INDEC.
(2)
Calculations based on the nominal GDP in pesos as reported by INDEC in December 2017, divided by the average nominal Ps./US$ exchange rate for each period as reported by the Banco de la Nación Argentina.

(3)	Calculations for years 2011 through 2016 based on real gross domestic investment (pesos of 2004) and GDP as reported by INDEC in March 2017.
(4)
For 2015, data available until October 2015 (last published data). The newly appointed INDEC authority, which took office in December 2015, declared an emergency with respect to Argentina’s statistics system. In this respect, the INDEC’s website warns that the statistical information published from January 2007 through December 2015 should be considered with caution, except for that information which has been revised in 2016, as expressly stated in by the INDEC on its website. The INDEC, pursuant to the authority conferred by Regulations 181/15 and 55/16, initiated the research required in order to restore the regularity of procedures for data collection, its processing, the development of economic indicators and their dissemination. The CPI for 2016 contains the data from April to December 2016 (the only published data).

(5)
On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, including with respect to CPI, the Macri administration declared the national statistical system and the INDEC in a state of administrative emergency through December 31, 2016. The INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms. See “Item 3.D. Risk Factors—The credibility of several Argentine economic indices has been called into question, which has led to a lack of confidence in the Argentine economy and could affect your evaluation of the market value of the ADSs.” During the first six months of this reorganization period, the INDEC published official CPI figures published by the City of Buenos Aires and the Province of San Luis for reference, which we include here.

(6)	Pesos to U.S. dollars exchange rate as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

According to the revised data published by the INDEC on March 21, 2017, in 2012, Argentina’s real GDP dropped 1.0%. This economic contraction was attributed to local and external factors, primarily the deceleration of growth in developing economies, including Argentina’s principal trading partners, and an extended drought affecting agricultural production. Following the contraction in 2012, Argentina’s real GDP recovered in 2013, growing 2.4% as compared to 2012, as domestic demand in 2013 helped to offset weak demand from the rest of the world. In 2014, Argentina’s real GDP decreased 2.5%, compared to 2013, reflecting the impact of the deceleration of growth in developing economies on Argentina’s exports, growing uncertainty in the financial sector and fluctuations in foreign exchange rates.

In 2015, Argentina’s real GDP increased by 2.7%, primarily as a result of (i) a 3.5% increase in gross investment, mainly due to a 5.9% increase in gross investments and a 2.5% increase in construction investments; and (ii) a 6.9% increase in public sector consumption and a 3.7% increase in private sector consumption. These factors were partially offset by a 4.7% increase in imports, driven by the expansion of economic activity, which resulted in a negative trade balance.

During 2016, Argentina’s GDP decreased 1.8%, primarily as the result of (i) an increase of 5.7% in imports of goods and services rather than consumption of internal production and (ii) a decrease of 4.9% in gross investments. These factors were partially offset by an increase of 5.3% in exported goods and services.

During 2017, as compared to 2016, Argentina’s GDP increased 2.9%, primarily as the result of (i) an increase of a 11.3% in gross investments, (ii) a 3.6% increase in private consumption and (iii) a 2% increase in public consumption (iv) a 0.4% increase in exports. These factors were partially offset by an increase of 14.7% in imports.

As of the date of this annual report, the country faces significant challenges, including the need to attract investments in capital goods that will permit sustainable growth and reduce inflationary pressures, as well as renegotiate utility contracts and resolve the current energy crisis. While the Macri administration has begun implementing reforms that we believe will improve the long-term fundamentals of the electric power sector, making the sector more market-driven and sustainable, the macroeconomic context and the imbalances (including high inflation, fiscal deficit, trade restrictions) deriving from policies adopted during recent years represent substantial obstacles to the policy shifts announced by the Macri administration. See “Item 3.D. Risk Factors—Risks Relating to Argentina.”

In light of these uncertainties, the long-term evolution of the Argentine economy remains uncertain. The real GDP growth rate increased in 2017, and the inflation rate was 24.8. According to the IMF, slight upturn in economic activity is expected for 2018, paired with lower inflation than in 2017, as the anti-inflation policies implemented by the Argentine Central Bank are expected to reduce inflation during 2018.

Inflation

Argentina has faced and continues to face inflationary pressures. From 2012 to date, Argentina experienced increases in inflation as measured by CPI and WPI that reflected the continued growth in the levels of private consumption and economic activity (including exports and public and private sector investment), which applied upward pressure on the demand for goods and services.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3.D. Risk Factors—Risks Relating to Argentina—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected.”

Inflation increases also have a negative impact on our cost of sales, selling expenses and administrative expenses, in particular our payroll and social security charges. We cannot give any assurance that increased costs as a result of inflation will be offset in whole or in part with increases in prices for the energy we produce.

IAS 29, Financial Reporting in Hyperinflationary Economies, requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the measuring unit current at the end of the reporting period. Even though the standard does not establish an absolute rate at which hyperinflation is deemed to arise, it is common practice to consider there is hyperinflation where changes in price levels are close to or exceed 100% on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors.

The Argentine government has initiated a reorganization of the INDEC. This body has published data on the evolution of the WPI and CPI for the 2016 period as of December 31, 2016, but has not published WPI information for the months of November and December 2015 or CPI information for the months of November 2015 to April 2016. The WPI for the period January-December 2016 was 34.5%, while the CPI for the period April-December 2016 was 16.9%. As of the date of this annual report, the last WPI released by the INDEC was for 18.8%, 2017, and the cumulative inflation rate for the three-year period ended that month measured on the basis of said index without computing missing data of inflation for the months of November and December 2015 was approximately 76.8%.

We believe that as of December 2017 there were no objective conditions necessary to conclude that the Argentine peso should be regarded as the currency of a hyperinflationary economy, according to the guidelines of IAS 29. Hence, the audited consolidated financial statements included herein have not been restated into constant currency. For more information, see Note 2.2.2 to our audited consolidated financial statements.

Notwithstanding the above, in recent years, certain macroeconomic variables affecting our business, such as the cost of labor, the exchange rate of the Argentine peso to the U.S. dollar and the prices of our inputs (e.g., lubricants, air filters and fuel filters, among others), have experienced significant annual changes, which, although they may not surpass the levels established in IAS 29, are significant and should be considered in the assessment and interpretation of our financial performance reported in this annual report.

Foreign Currency Fluctuations

We are exposed to exchange rate risk in connection with the U.S. dollar to the Argentine peso exchange rate, as part of our capital expenditures, financial obligations and operating expenditures were denominated in U.S. dollars. This exchange rate risk was greater prior to February 2017, as before then, our main source of revenue was denominated in Argentine pesos. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations” and “Item 10.D. Exchange Controls.”

The devaluation of the peso with respect to the U.S. dollar exceeded 32.6% in 2013 and 31.2% in 2014. In 2015, the peso lost approximately 52% of its value with respect to the U.S. dollar, including an approximately 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation during the last quarter of the year, primarily concentrated after December 16, 2015 as a consequence of the Macri administration’s elimination of a significant portion of foreign exchange controls. The devaluation of the peso with respect to the U.S. dollar totaled 21.86% in 2016, and 17.36% in 2017.

As of December 31, 2017, we did not have derivatives that met the requirements established by IFRS to be designated as an effective hedge for this particular risk. However, as of December 31, 2017, we had accounts receivable, financial assets available-for-sale, financial assets at fair value through profit or loss, cash and short-term investments denominated in foreign currency totaling US$58.50 million, while at the same time we had liabilities denominated in foreign currency totaling US$109.03 million and, hence, as of such date, our exposure to changes in foreign currency was substantially mitigated. In addition, we had forward exchange contracts (U.S. dollar futures). We used these contracts to manage a portion of the exposure to the risk inherent to our transactions. Although the forward exchange contracts did not meet the requirements set forth in IFRS to be designated as a cash flow hedge, they were carried out for periods of time that correlate with the exchange risk exposure associated with the underlying transactions. For more information, see “—Market Risk Analysis.”

Any significant devaluation of the peso would result in an increase in the cost of servicing our debt and in the cost of imported supplies or equipment and, therefore, may have a material adverse effect on our results of operations. With respect to fuels used in connection with the energy we sell under the Energía Base (which represented more than 95% of our energy sales in terms of output in 2016), the exposure to changes in fuel prices is not material since, under current applicable regulation, the fuel for the electric power sold under the Energía Base is required to be acquired from and supplied by CAMMESA, free of any cost to us; hence, it is not currently an integral part of the price charged by the generator.

The Argentine government has taken measures to normalize the macroeconomic situation, including reducing restrictions to accessing international financing, eliminating exchange controls and entering into agreements with hold-out creditors. For more information, see “Item 10.D. Exchange Controls.”

Our Revenues

The following chart shows a breakdown of our revenues from continuing operations for the periods indicated:

	Year ended December 31,
	2017		2016		2015
	(in thousandsof Ps.)	Percentageof revenues	(in thousandsof Ps.)	Percentage ofrevenues	(in thousandsof Ps.)	Percentage ofrevenues
Energia Base (Resolution SE No. 19/2017 and 95/2013, as amended)(1)	5,175,825	86.89%	3,114,552	87.42%	2,317,042	87.30%
Electric power sold on the spot market(2	472,447	7.93%	231,192	6.49%	189,487	7.14%
Sales under contracts(3)	167,124	2.81%	107,873	3.03%	96,082	3.62%
Steam sales(4)	141,200	2.37%	108,308	3.04%	43,331	1.63%
Rendering of services	-	0.00%	796	0.02%	8,238	0.31%
Total revenues from ordinary activities	5,956,596	100%	3,562,721	100.00%	2,654,180	100%

(1)	Includes sales of energy and power to CAMMESA remunerated under Resolution No. 95 and Resolution No. 19/2017.
(2)
Includes (i) sales of energy and power to CAMMESA not remunerated under Resolution No. 95 and (ii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine government—The National Program.”

(3)
Includes (i) term market sales under contracts and (ii) energy sold under the Energía Plus (for more information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”) (for more information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”).

(4)	Includes steam sold under steam sale contract with YPF from the Luján de Cuyo Plant.

In the year ended December 31, 2016, we sold over 95% of the electric power we generated and derived 87.42% of our revenues under the Energía Base, which was established under Resolution SE No. 95/13, as modified by Resolution SE No. 529/14, Resolution SE No. 482/15 (the “Resolution No. 482”) and Resolution SEE No. 22/16. Since February 2017, sales under the Energía Base have been regulated by the Resolution SEE No. 19/17, which replaced the aforementioned resolutions and denominated the relevant rates in U.S. dollars. In the year ended December 31, 2017, we sold over 98.97% of the electric power we generated and derived 86.89 % of our revenues under the Energía Base. We also continue to sell a portion of electric power in the spot market under the regulatory framework established prior to the Energía Base and receive remuneration from CAMMESA under Resolution No. 724/2008, relating to the repayment of maintenance expenses.

In addition, we sell generation capacity and electric power under negotiated contracts with private sector counterparties under the Energía Plus and other outstanding contracts with private sector counterparties that were entered into prior to the implementation of the Energía Base (both shown under the line item “Sales under contracts”). Sales under contracts generally involve PPAs with customers and are contracted in U.S. dollars. The prices in these contracts include the price of fuel used for generation, the cost of which is assumed by the generator. For terms longer than one year, these contracts typically include electric power price updating mechanisms in the case of fuel price variations or if the generator is required to use liquid fuels in the event of a shortage of natural gas.

Below we summarize key aspects of our most significant sources of revenue, which include: (i) the Energía Base, (ii) contracts with YPF for energy and steam, and (iii) electric power sold on the spot market.

The Energía Base

The Energía Base accounts for our largest source of revenue. Resolution SE No. 95/13, which was enacted in February 2013, changed the manner in which electric power was remunerated in the spot market and established the Energía Base. Since February 2017, sales under the Energía Base are regulated by Resolution SEE No. 19/17. Under Resolution SE No. 95/13, as amended, the applicable regulatory entity (as of the date of this annual report, the Secretariat of Electric Energy and in prior years the former Secretariat of Electric Energy) set electric power prices that were updated annually. Under this framework, generators were remunerated and collected their revenues in the form of cash and receivables (LVFVD) based on the following concepts:

●
Payments based on machine availability: Generators were remunerated monthly based on the availability of generating units during certain hours of the day when the generators are needed according to a pre-established fixed rate per MW. The applicable tariff varied based on the type and scale of the technology and was reduced for those generating units that had not reached the targeted availability. This concept related to “fixed cost remuneration” described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Scheme.” Remuneration for sales under this concept were paid in cash within the timeframes indicated below under “—Credit Risk.”

●
Payments based on generation of each unit: Generators were remunerated monthly based on a fixed rate per MWh that varies according to the type and size of technology and the fuel used to generate energy. This concept related to “variable costs remuneration” and “additional remuneration” described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Scheme” Remuneration for sales under this concept were paid in cash within the timeframes indicated below under “—Credit Risk.”

●
Non-recurring maintenance remuneration: Generators were remunerated monthly according to a pre-established fixed rate per MWh that varies based on the type and scale of the technology used to generate electric power. Remuneration under this concept created a credit in favor of the generator, which accumulates every month in the form of LVFVD. Once approved by the regulator, the generator could carry out non-recurring maintenance on the generating units, which maintenance is financed by CAMMESA under Resolution No. 146/2002 (“Resolution 146”), and may repay such financing through cash or settlement with the outstanding LVFVD under this “non-recurring maintenance remuneration.” For more information, see “—Indebtedness—Borrowings and prepayments by CAMMESA” below.

●
Additional trust remuneration for financing new projects: Generators were remunerated monthly based according to a pre-established fixed rate per MWh that varies based on the type and scale of the technology used to generate electric power. Remuneration under this concept created a credit in favor of the generator, which accumulates every month in the form of LVFVD. This credit could be used by the generator to execute new projects approved by the Argentine government. This concept relates to “additional remuneration” described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Scheme.”

Effective February 2014 and 2015, prices were increased by the enforcement authority through Resolution SE No. 529/14 (“Resolution No. 529”) and Resolution SE No. 482/15, respectively. These increases were intended to allow generators to cover, at least in part, increases in business costs resulting from inflation and the currency devaluation. However, in light of the fact that the resolutions failed to provide a pricing mechanism with a pre-established frequency, the adjustments were discretionary.

Within this framework, in March 2016, the Secretariat of Electric Energy enacted Resolution SEE No. 22/16, whereby it adjusted the electric power prices established through Resolution SE No. 95/13. These adjustments became effective as of February 2016. In reference to the rationale for this resolution, the Secretariat of Electric Energy noted that it was enacted “for the sole purpose of supporting the operation and maintenance of affected equipment and power stations on a provisional basis, until the regulatory measures being considered by the executive branch come into force progressively with the aim of returning the WEM to normal.”

Below are details of the price adjustments affected by Resolution SEE No. 22/16 compared to the prices that were effective in 2015:

	Fixed costs remuneration
Unit	Power (MW)	Ps./MW as perRes. 22/16	Res. 482/15 vs. Adjustment
Gas turbine	P<50	152.3	69.98%
Steam turbine	P<100	180.9	70.02%
	P>100	129.2	70.00%
Combined cycle	P<150	101.2	70.08%
	P>150	84.3	69.96%
Hydroelectric plant	P>300	59.8	119.85%

	Variable costs remuneration
	As per Res. 22/16
Unit	Natural gas	Liquid	Biodiesel	Hydro	Res. 482/15 vs. Adjustment
	Pesos/MWh				%
Gas turbine	46.3	81.1	154.3	—	40.01%
Steam turbine	46.3	81.1	154.3	—	40.01%
Combined cycle	46.3	81.1	154.3	—	40.01%
Hydroelectric plant P>300 MW	—	—	—	36.7	40.08%

Unit	Non-Recurring maintenance remuneration Res. 22/16	Res. 482/15 vs. Adjustment
	Pesos/MWh	%
Steam turbine and gas turbine	45.1	59.93%
Combined cycle	39.5	59.92%
Hydroelectric	10	25.00%

On January 27, 2017, the Secretariat of Electric Energy issued Resolution SEE No. 19/17 (published in the Official Gazette on February 2, 2017), which replaced Resolution SE No. 95/13, as amended.

Pursuant to this resolution, the Secretariat of Electric Energy established that electric power generators, co-generators and self-generators acting as agents in the WEM and which operate conventional thermal power plants, may make guaranteed availability offers (ofertas de disponibilidad garantizada) in the WEM. Pursuant to these offers, these generation companies may commit specific capacity and power output of the generation, provided that such capacity and energy had not been committed under PPAs entered into in accordance with (i) Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07 and 200/09 of the former Secretary of Energy, (ii) Resolution No. 21/16 of the Secretariat of Electric Energy and (iii) Resolutions Nos. 136/16 and 213/16 of the Ministry of Energy and Mining, as well as PPAs subject to a differential remuneration scheme established or authorized by the Ministry of Energy and Mining. The offers must be accepted by CAMMESA (acting on behalf of the WEM agents demanding electric power), which entity will be the purchaser of the power under the guaranteed availability agreements (compromisos de disponibilidad garantizada). Resolution SEE No. 19/17 establishes that such agreements may be assigned to electricity distribution companies and Large Users of the WEM once the state of emergency of the electric power sector in Argentina has ended (according to Decree No. 134/1995, such emergency was declared until December 31, 2017). Generator agents fully or wholly-owned by the Argentine government are excluded from the scope of Resolution SEE No. 19/17.

The term of the guaranteed availability agreements is 3 years, and their general terms and conditions are established in Resolution SEE No. 19/17.

The remuneration in favor of the generator is calculated in U.S. dollars pursuant to the formulas and values set forth in the aforementioned resolution, and comprises of (i) a price for the monthly capacity availability and (ii) a price for the power generated and operated. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

Resolution SEE No. 19/17 also establishes that WEM agents that operate conventional hydroelectric power plants, pumped hydroelectric power plants and power plants using other energy resources shall be remunerated for the energy and capacity of their generation units in accordance with the values set forth in such resolution, and provided that such energy and capacity has not been committed under PPAs entered into in accordance to Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07 and 200/09 of the former Secretary of Energy, Resolution No. 21/16 of the Secretariat of Electric Energy, and Resolutions Nos. 136/16 and 213/16 of the Ministry of Energy and Mining.

Prices for sales of energy under Resolution SE No. 95/13 framework were set and paid in pesos, while prices under Resolution SEE No. 19/17 are set in U.S. dollars and paid in pesos at the exchange rate as of the last day of the month. In both cases, prices do not include the cost of fuel as, under these regulations, they are provided to the applicable generation company by CAMMESA free of charge.

Payments by CAMMESA to generators related to the sale of energy under the Energía Base during each month are due 42 days following the end of such month. As a result of delays in payments from distributors due to frozen tariffs, since 2012 we have seen a delay in the full payment for the monthly transactions by CAMMESA, which completes their monthly payment on average 68 days following the end of the relevant month, and on occasion as many as 101 days following the end of the month. However, since September 2016, we have been paid in full within the 42 days following the end of each month, as provided for in the Regulatory Framework (as defined below).

Electric Power Sold on the Spot Market

Until October 31, 2017, when our contract with YPF for the purchase of electric power expired, in the La Plata plant we sold the energy in excess of YPF’s demand on the spot market under the regulatory framework in place prior to Resolution SE No. 95/13. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Generation and the WEM—Electricity Dispatch and Spot Market Pricing prior to Resolution SE No. 95/13.”

The remuneration that generators receive for electric power sales in the spot market under such prior framework is determined on an hourly basis by CAMMESA (pursuant to Resolutions Nos. 1/2003 and 240/2003 of the Secretary of Energy and Annex 5 of the Procedures), and it is comprised of (i) the price for the electric power sold (which price varies according to the technology of the generation unit and its power capacity and the connection node in which the generator is connected to the grid and the generation costs in which they incur) and (ii) a price for the power capacity of the generations units made available by the generator in order to supply the electric power. Both prices are determined by CAMMESA. In order to determine such electric power prices, CAMMESA takes into account certain costs, mainly: (i) fuel costs (applying, according to Resolution No. 240/2003, the cost of the acquisition of natural gas, regardless of whether or not the generation units run on natural gas or another kind of fuel, and assuming full availability of natural gas) and (ii) maintenance and operation costs.

According to the abovementioned Resolution No. 240/2003, if CAMMESA has to impose restrictions on the electric power demand, the maximum applicable spot price of the electric power would be Ps.120 per MWh. Because most generators use other types of fuel, not just natural gas, the spot price they receive for the electric power sold, pursuant to the abovementioned regulations, usually does not cover the variable costs incurred in order to generate and supply electric power. To make up such difference, those generators are further compensated by a stabilization fund (“Stabilization Fund”), which was created to absorb the differences between the seasonal price and the spot price in the WEM. However, because of shortages in the Stabilization Fund, payments out of the fund for such compensation is subject to the application of the payment priorities set forth in Resolution No. 406/03 by the Secretary of Energy. For more information, see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine government.”

Within our financial line item for electric power sold in the spot market, we also include the revenues that we receive from CAMMESA under Resolution No. 724/2008, relating to agreements with CAMMESA to improve existing power generation capacity. Under agreements entered into with CAMMESA under Resolution No. 724/2008, we committed to maintain certain minimum levels of monthly availability for each unit specified in the agreements for a period of seven years, during which time we are entitled to receive monthly U.S. dollar-denominated payments. In the event a particular unit falls below the minimum level of monthly availability, the monthly payment for that unit is reduced accordingly.

Following the La Plata Plant Sale Effective Date, we no longer sell electric power on the spot market in the La Plata plant.

As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.

Sales Under Contracts and Steam Sales

Agreement for supplying energy and steam to YPF and purchasing fuel from YPF—La Plata plant

We had an agreement with YPF for supplying energy and steam that expired on October 31, 2017, with respect to energy supply, and terminated on the La Plata Plant Sale Effective Date, with respect to steam supply. Pursuant to this agreement, YPF (i) purchased, until October 31, 2017, electric power produced by the La Plata plant, and until La Plata Plant Sale Effective Date, (ii) purchased all the steam produced by the La Plata plant and (iii) supplied the La Plata plant with all the necessary gas oil and natural gas for the operation of the plant. YPF also supplied the water in the conditions required to be converted into steam, which was then delivered to YPF through a connecting steam duct. We were in charge of maintaining and operating the co-generation plant.

The power supplied to YPF was 73 MW (out of a total installed capacity of the La Plata plant of 128 MW) throughout the contract term, under take-or-pay (TOP) conditions with respect to the energy produced. This power was delivered to three different YPF plants through the SADI: (i) 41 MW for the La Plata refinery, (ii) 22 MW for the Luján de Cuyo refinery and (iii) 10 MW for the Ensenada petrochemical complex. This contract is denominated and invoiced in U.S. dollars, but can be adjusted in the event of variations in U.S. dollar-denominated fuel prices for fuel necessary for power generation.

As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.

Steam supply to YPF—Luján de Cuyo plant

Under a 20-year contract signed in 1999, we supply YPF the steam generated at our Luján de Cuyo plant by the “Alstom” units with inputs provided by YPF under a take-or-pay contract. This contract is denominated and invoiced in U.S. dollars, but can be adjusted in the event of variations in U.S. dollar-denominated fuel prices for fuel necessary for power generation. On February 8, 2018, we entered into an agreement to extend this steam supply agreement with YPF for a period of up to 24 months from January 1, 2019 under the same terms and conditions or until the new co-generation unit begins operations, whatever happens first. On December 15, 2017, we also executed a new steam supply contract with YPF for a period of 15 years that will replace our existing contract with YPF and will begin when the new co-generation unit at our Luján de Cuyo plant begins operations.

Steam supply to T6 Industrial S.A.—Terminal 6 San Lorenzo plant

On December 27, 2017, we entered into a final steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant.

Electric Power Demand and Supply

Demand for electric power depends, to a significant extent, on economic and political conditions prevailing from time to time in Argentina, as well as seasonal factors. In general, the demand for electric power varies depending on the performance of the Argentine economy, as businesses and individuals generally consume more energy and are better able to pay their bills during periods of economic stability or growth. As a result, electric power demand is affected by Argentine governmental actions concerning the economy, including with respect to inflation, interest rates, price controls, taxes and energy tariffs.

Following the 2001-2002 economic crisis, demand for electric power in Argentina grew consistently each year driven by the economic recovery and frozen tariffs. During 2014, electric power demand grew 0.98% compared to 2013, from 125,239 GWh to 126,467 GWh. During 2015, electric power demand grew 4.45% compared to 2014, from 126,467 GWh to 132,110 GWh, while during 2016, electric power demand grew 0.65% to 132,970 GWh. A new 26,320 MW record of capacity load was registered on February 8, 2018, which was 3.7% above the peak for 2016.

Electricity generation decreased by 0.1% in 2017, from 136,600 GWh in 2016 to 136,436 in 2017. For the year ended December 31, 2016, electric power generation increased by 1.04% in 2016, from 135,200 GWh in 2015 to 136,600 in 2016. For the year ended December 31, 2015, electric power generation increased by 4.15%, from 129,815 GWh in 2014 to 135,200 GWh.

The chart below shows the supply of electric power in Argentina by source, including generation within Argentina from hydroelectric, thermal, nuclear, renewables, as well as electric power imported from neighboring countries (net of exports):

Source: CAMMESA.

The following chart shows the demand of energy for the year ended December 31, 2017:

Demand by region for year 2017	Total energy demand(1)	Generation of Central Puerto plants(2)(3)
		Puerto Complex La Plata Plant		Luján deCuyo Plant		Piedra del AguilaPlant
		MWh	%	MWh	%	MWh	%
Gran Buenos Aires	15,183,712	9,574,056	63.05%
Litoral	11,476,012
Buenos Aires	5,151,017
Centro	8,192,078
Noroeste	50,151,288
Noreste	16,037,928
Cuyo	9,367,352			3,169,942	33.84%
Comahue	11,463,580					3,719,206	32.44%
Patagonia	5,403,096

(1)	Demand data for 2017.
(2)	Generation data for 2017.
(3)	Generation by Central Puerto plants.

During 2017, thermal generation continued to be the main resource used to supply energy demand, contributing 88.462 GWh (64.84%), followed by hydroelectric generation net of pumping, which contributed 39,584 GWh (29.01%), nuclear generation, which contributed 5,716 GWh (4.19%) and photovoltaic and wind generation, which contributed 2,674 GWh (1.96%). There were also imports to cover domestic demand, in the amount of 734 GWh (50.08% lower than in 2016) from Uruguay, Chile, Paraguay and Brazil, exports to Brazil, Chile and Uruguay in the amount of 69 GWh (78.84% lower than in 2016) and transmission losses in the amount of 4,274 GWh (2.57% higher than in 2016).

Hydroelectric generation in 2017 registered a 9.37% increase when compared to 2016, mainly due to more available water in the Comahue Region, while thermal and nuclear generation registered a 1.78% decrease and 25.54% decrease, respectively, when compared to 2016. In this sense, thermal generation continued to be the main source for the supply of electric power, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), as well as mineral coal, mainly during the winter months.

During 2017, generation facilities increased their installed capacity from 33,970 MW in 2016 to 36,150 MW. This increase was caused mainly by the installation of new combined cycles and gas turbines.

As a result of the aging, obsolete existing installed capacity and the absence of investment in new capacity over recent years, electric power generation is currently substantially below demand during peak periods, requiring imports of electric power from neighboring countries and programmed blackouts for certain residential areas and industries, although this is often due to distribution limitations rather than limitations in the generation capacity. For example, according to data from CAMMESA, during the historical peak demand experienced on February 24, 2017 (25.68 GW), imports of energy totaled 0.93 GW on such date. To illustrate the considerable narrowing of the demand/supply gap, in 2003, the average annual available capacity was 21.07 GW, which was 46.7% higher than the peak demand of 14.36 GW for such year. In 2016, on the other hand, the average annual available capacity was 27.35 GW (from total installed capacity of 33.9 GW largely as a result of aging, obsolete and unavailable machinery), which is 7.68% higher than the peak demand of 25.4 GW in such year, when consumption was limited by imposed restrictions. However, according to data from CAMMESA, during the peak demand of that year, experienced on February 12, 2016 (25.3 GW), imports of energy totaled 1.8 GW.

Both installed capacity and the energy generated annually must grow considerably in order to replace the aging, obsolete generating units in the market and supply an increase in demand that we estimate, based on historical CAMMESA data, to be approximately 3% annually. As detailed below, we aim to deepen our market share with our own expansion projects of installed capacity.

The State of Emergency of the Argentine Electric Power Sector

In December 2015, the elected administration of President Mauricio Macri enacted Decree No. 134/2015 declaring the state of emergency of the Argentine electric power sector until December 31, 2017. Pursuant to such decree, the Ministry of Energy was entrusted with the duties of developing and putting in place an action plan in connection with the electric power generation, transportation and distribution segments in order to improve the quality and security of electric power supply and guarantee the provision of this public service under suitable technical and economic conditions. These goals require additional investments in the several sectors of the productive chain in order to accommodate Argentina’s electric power supply and demand, which represent both a challenge and an opportunity for the sector’s players.

With respect to electric power generation, the Ministry of Energy has publicly noted the need for new generating capacity, which it has stated should be addressed by the expansion of thermal and renewable energy sources by private sector companies, and, consequently, it has taken measures to boost generation capacity in order to ensure the supply of electric power and reduce the need for imports from neighboring countries. In this respect, the Ministry of Energy has stressed that the country needs to incorporate 10 GW of generating capacity from conventional energy sources and 10 GW of generating capacity from renewable sources in order to meet increasing demand over the next ten years.

Public Bid Process for Thermal Energy Generation Units

Pursuant to Resolution SEE No. 21/16, the Secretariat of Electric Energy called for bids to install new thermal generation units to become operational between Summer 2016/2017 (some of which are now operational) and Summer 2017/2018. The power generation companies awarded the bids entered into a PPA with CAMMESA, denominated in U.S. dollars, and electric power and capacity from these units will be remunerated at the price indicated in the bid and under the terms established in Resolution SEE No. 21/16.

Pursuant to Resolution SEE No. 287-E/17, the Argentine government called for proposals for the supply of electric power to be generated through existing units, the conversion of open combined cycle units into closed combined cycle units or the installation of co-generation units. The main objectives behind this process were to (i) increase the supply of electric power generation from thermal generation units and (ii) strengthen the reliability of the Argentine electric power system with efficient generation units that have their own permanent and guaranteed fuel supply thus reducing the need for electric transportation and lowering the costs of the Argentine government and the WEM.

Public Bid Process for New Renewable Energy Generation Units

On March 22, 2016, the Secretariat of Electric Energy called for bids to install 1,000 MW of new renewable energy units (the “RenovAR Program”). This bid process is governed by Law No. 27,191 and Decree No. 531/16, which encouraged the increase of energy generation from renewable sources by providing, among other things, significant tax benefits. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—RenovAR (Round 1, Round 1.5 and Round 2): Bidding Process for Renewable Energy Generation Projects.”

During 2015, electric power generation from renewable sources was 0.4% of the total supply of electric power in Argentina. As established in Section 2 of the Law referenced above, the purpose of this law is to have these renewable energy sources account for, at least, 8% of Argentina’s electric power consumption by December 31, 2017. During the second stage of the “National System for the Promotion of the Use of Renewable Energy Sources for Electricity Production,” the goal is to have renewable energy sources account for 12% of Argentina’s electric power consumption by December 31, 2019, 16% by December 31, 2021, 18% by December 31, 2023 and 20% by December 31, 2025, pursuant to Law No. 27,191.

The above framework provides a significant growth opportunity in the field of clean and renewable energies, especially considering that Large Users will be required to purchase energy from renewable sources in the same percentages mentioned above, and will be subject to penalties if they do not comply with these requirements.

Resolution No. 136/16, issued by the Ministry of Energy and Mining and published in the Official Gazette on July 26, 2016, launched the public auction process for submitting bids for Round 1 of the RenovAR Program. On October 7, 2016, the Ministry of Energy and Mining finalized the auction process for the installation of new renewable energy units and, under Resolution No. 136/16, granted awards in the amount of 1,108.65 MW, with an average price of US$59.58, including one biomass project, 12 wind energy projects and four solar energy projects. Of these, we were awarded one wind energy project for 99 MW of generating capacity at the price of US$61.50 per MWh, as further explained below in “Proposed Expansion of Our Generating Capacity.”

On October 31, 2016 the Ministry of Energy and Mining, pursuant to Resolution No. 252/16, launched Round 1.5 of the RenovAR Program as a continuation of Round 1. On November 25, 2016, the Ministry of Energy and Mining finalized the auction process for the installation of new renewable energy units and, under Resolution No. 281/16, granted awards in the amount of 1281.5 MW, with an average price of US$53.98 per MWh, including 10 wind energy projects and 20 solar energy projects. Of these, we were awarded one wind energy project for 48 MW of generating capacity at the price of US$59.38 per MWh, as further explained below in “Proposed Expansion of Our Generation Capacity.”

Following Rounds 1 and 1.5 of the RenovAR Program, the Ministry of Energy and Mining pursuant to Resolution No. 275/17, launched Round 2 of the program on August 17, 2017 and granted awards in the amount of 2,043 MW of renewable power capacity.

We submitted bids for Round 2 of the RenovAR Program on October 19, 2017 and, on November 29, 2017, we were awarded a wind energy project called, “La Genoveva I,” which will allow us to add an additional capacity of 86.6 MW to our portfolio and to continue to build a presence in the renewable energies sector. On January 11, 2018 and February 21, 2018, Vientos La Genoveva S.A. acquired an usufruct over the land where La Genoveva I is located. On March 23, 2018, CP Renovables acquired Vientos La Genoveva S.A. and, on the same date, transformed it into a S.A.U.

Proposed Expansion of Our Generating Capacity

The chart below shows the evolution of our power generating capacity since 1990:

Source: Central Puerto

(1)
As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.

The chart below shows the evolution of the power generating capacity operated by us since 1990, (including plants under the FONINVEMEM program, in MW):

Installed gross operated capacity consolidation and growth (including plants under the FONINVEMEM program, MW)1

Source: Central Puerto

(1)
Assumes 100% of the capacity of each plant
(2)
As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.
(3)
Central Puerto owns equity stakes in the companies that operate the plants built under the FONINVEMEM.

As of the date of this annual report, we have an aggregate installed generating capacity of 3,663 MW.

Given the narrowing gap between demand and supply, there is a critical need for the incorporation of new capacity in Argentina. As a result, the Argentine government has started a bidding process for new generation projects, both from conventional and renewable sources. In this context, one of our objectives is to incorporate a significant amount of additional capacity into the system to widen the demand and supply gap in the near term.

With this objective, we acquired four heavy-duty, highly efficient gas turbines (one GE gas turbine with capacity of 373 MW, two Siemens gas turbines, each with capacity of 298 MW, and one Siemens gas turbine with capacity of 286 MW). Additionally, we have also acquired 130 hectares of land in the north of the Province of Buenos Aires, in a convenient location for fuel delivery and future potential connection to power transmission lines.

These assets will potentially allow us to develop new power capacity that could add 1,255 MW to our total installed capacity through one or more projects under a simple cycle configuration. For example, we plan to use the Siemens gas turbine with a capacity of 286 MW, for the Terminal 6 San Lorenzo co-generation project described below. Our objective is to present a bid for new generation capacity, through one or more projects, using the remaining three mentioned units and the aforementioned land, in which we have already invested US$134 million, in future bidding processes established by the Argentine government. In addition, as of the date of this annual report, we have already paid SEK$381.37 million (which, converted at the exchange rate quoted by the Central Bank as of the date of each payment, equals US$45.46 million) to purchase two additional Siemens gas turbines for our Luján de Cuyo project.

On November 16, 2016 the Secretariat of Electric Energy, pursuant to Resolution SEE No. 420-E/16, called for companies interested in developing or expanding thermal generation units to submit their preliminary proposals for new projects. The objectives of the aforementioned resolution is to pursue projects that contribute to cost reduction in the WEM and an increase the reliability of the Argentine electric system.

Pursuant to Resolution SEE No. 287-E/17, the Argentine government called for proposals for the supply of electric power to be generated through existing units, the conversion of open combined cycle units into closed combined cycle units or the installation of co-generation units. The main objectives behind this process were to (i) increase the supply of electric power generation from thermal generation units and (ii) strengthen the reliability of the Argentine electric power system with efficient generation units that have their own permanent and guaranteed fuel supply thus reducing the need for electric transportation and lowering the costs of the Argentine government and the WEM.

We submitted bids on August 9, 2017, and, on September 25, 2017, we were awarded the two co-generation projects. Our newly awarded Terminal 6 San Lorenzo and Luján de Cuyo projects have the following two potential sources of income: (i) electric power sales to CAMMESA through PPAs with a 15-year term which are priced in U.S. dollars; and (ii) steam sales pursuant to separate steam supply agreements, which are priced in U.S. dollars. We executed the PPAs with CAMMESA in January 4, 2018. We executed the steam supply agreements with T6 Industrial S.A. and YPF on December 27, 2017 and December 15, 2017, respectively.

	Terminal 6 San Lorenzo	Luján de Cuyo
Location	San Lorenzo, Province of Santa Fé (within the Terminal 6 agroindustrial complex)	Luján de Cuyo, Province of Mendoza(within our Luján de Cuyo plant)
Expected commercial operation date (1)	May 2020	November 2019
Estimated total capital expenditure (excluding VAT)	US$284 million	US$91 million
Awarded electric capacity	330 MW (for the winter) 317 MW (for the summer)	93 MW (for the winter) 89 MW (for the summer)
Technical configuration	Co-generation system with one gas turbine and one steam turbine	Co-generation system with two gas turbines
Electric energy segment:
Awarded electric capacity price per MW of installed capacity	US$17,000 per month	US$17,100 per month
Awarded generated energy price (without fuel cost recognition)	US$8.00 per MWh for natural gas operation and US$10.00 per MWh for gas oil operation	US$8.00 per MWh
Contract length	15 years	15 years
PPA signing date	January 4, 2018	January 4, 2018
Steam segment:
Steam production capacity	350 tons per hour	125 tons per hour
Steam buyer	T6 Industrial S.A.	YPF
Contract length	15 years	15 years

(1)
The commercial operation date (COD) committed with CAMMESA is May 22, 2020 in the case of Terminal 6 San Lorenzo, and November 22, 2019 in the case of Luján de Cuyo.

In addition, we are developing three Wind Projects in Argentina with the following characteristics:

	La Castellana Project	Achiras Project
Location	Province of Buenos Aires	Province of Córdoba
Expected commercial operation date (1)	July 2018	June 2018
Estimated total capital expenditure (including VAT)	US$148 million	US$74 million
Awarded electric capacity	99 MW	48 MW
Awarded price per MWh	US$61.50	US$59.38
Contract length	20 years, starting from commercial operation	20 years, starting from commercial operation
PPA signing date	January 2017	May 2017
Number of generators	32	15
Capacity per unit	3.15 MW	3.2 MW
Wind turbine provider	Acciona Windpower—Nordex	Acciona Windpower—Nordex

La Genoveva I
Location	Province of Buenos Aires
Expected commercial operation date (2)	May 2020
Estimated PPA signing date	May 2018
Estimated total capital expenditure (including VAT)	US$105 million
Awarded electric capacity	86.6 MW
Awarded electric capacity price per MWh of installed capacity	US$40.90 per MWh
Expected contract length	20 years, starting from commercial operation
Number of generators	25
Capacity per unit	3.46 MW

(1)
The commercial operation date (COD) committed with CAMMESA is August 26, 2018 in the case of La Castellana, and September 29, 2018 in the case of Achiras.

(2)
The commercial operation date (COD) committed with CAMMESA in the case of La Genoveva I is 720 days after the PPA signing date, which is expected to be signed during May 2018.

In connection with both the La Castellana Project and Achiras Project, we have already obtained energy production assessments prepared by an independent expert, regulatory approvals of the environmental impact studies, relevant municipal qualifications and regulatory approvals of the electrical studies in connection with access to the transmission network. In addition, we have a usufruct over the land in the Province of Buenos Aires to be used for our La Castellana Project, and we own the necessary land in the Province of Córdoba to be used for our Achiras Project. We have begun construction of the facilities and have executed contracts with suppliers to acquire and maintain the wind turbines for both projects.

We are also currently exploring several other options to diversify our generation assets to include sustainable power generation sources and present projects in future auctions under the RenovAR Program or under new regulatory frameworks. In this sense, our renewable energy potential projects include La Castellana II, Achiras II, La Genoveva II, Cerro Senillosa and Picún Leufú, which collectively have a total potential installed capacity of 394.67 MW. Relatedly, we expect to submit bids in future rounds of the RenovAr Program and/or to develop in order to supply Large Users in the renewable energy term market (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina ”). On January 22, 2018, CAMMESA granted the energy dispatch priority for La Castellana II (15.75 MW) and for Achiras II (only in an amount of 30 MW of the 81.90 MW that have been requested). We are currently negotiating the power purchase agreements for these two projects.

We believe we are well-positioned to identify and execute new growth opportunities that emerge as a result of the government’s focus on having greater and more efficient capacity. However, we cannot assure you that the Argentine government will open new auction processes or that our bids will be successful or that we will be able to enter into PPAs in the future. Moreover, we cannot assure you that we will be able to benefit as expected from the Argentine government’s energy reforms. See “Item 3.D. Risk Factors—Risks Relating to our Business—Factors beyond our control may affect our ability to win public bids for new generation capacity, or affect or delay the completion of new power plants once we have been awarded projects.”

Furthermore, in October 2017, the Undersecretariat of Public-Private Participation launched an auction for the construction of 2,825 km of transmission lines, a crucial step for the development of the expansion of the electric energy sector.

Sale of the La Plata Plant

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant for a total sum of US$31.5 million (without VAT), subject to certain conditions. On February 8, 2018, after such conditions were met, the plant was transferred to YPF EE, including generation assets, personnel and agreements related to the operation and/or maintenance of La Plata plant’s assets, with effective date January 5, 2018. Consequently, as of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation. See “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale” and Note 21 to our audited consolidated financial statements.

Presentation of Financial Statements in Pesos. Inflation

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based upon our audited consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of our audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

Critical accounting policies are those that reflect significant judgments, estimates or uncertainties and could potentially lead to materially different results under different assumptions and conditions. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur. Therefore, actual results may differ from these estimates under different assumptions or conditions. These assumptions are reviewed at the end of each reporting period.

We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and/or estimates and the methods of their application. For more information on the accounting policies and the methods used in the preparation of the audited consolidated financial statements, see Note 2.3 to our audited consolidated financial statements.

Revenue Recognition

Revenue from ordinary activities is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is being made by the customer. Revenue is measured at the fair value of the consideration received or receivable, considering the agreed-upon payment terms and excluding taxes or duties.

Revenue from the sale of energy is calculated at the prices established in the relevant agreements or at the prices prevailing in the electric power market, pursuant to current regulations. They include revenues from energy provided and not billed, until after the end of the reporting period, valued at the prices defined in agreements or in the relevant regulations for each fiscal period.

Management is required to make assumptions about timing of collection for those receivables without a fixed date of collection, which is subject to change from period to period. Collection of the principal and interest on these receivables is subject to various business risks and uncertainties including, but not limited to, the completion and operation of power plants which generate cash for payments of these receivables, regulatory changes that could impact the timing and amount of collections and economic conditions in Argentina. Our collection estimates are based on assumptions that we believe to be reasonable, but are inherently uncertain. We accrue interest on the accounts receivable with CAMMESA once the recognition criteria have been met.

In 2010, we entered into the CVO agreement with the Secretariat of Electric Energy. The CVO agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution SE No. 406/03 accrued over the 2008-2011 period by the generators (the “LVFVD 2008-2011 receivables”), and for that purpose, enabling the construction of a thermal combined cycle plant named CVOSA. We are entitled to receive payment for the LVFVD 2008-2011 receivables in the form of 120 equal, consecutive monthly installments bearing interest at the 30-day LIBOR plus 5.00%. Further, the receivables, which are currently denominated in pesos, will be converted into U.S. dollars at the U.S. dollar to peso exchange rate effective at the date of the CVO agreement, except for the receivables that accrued after the execution of the CVO agreement, which will be converted into U.S. dollars at the exchange rate effective at the due date of each monthly sale transaction. We have not recognized interest on these receivables or the foreign exchange effect to recognize the receivables in U.S. dollars due to uncertainties in the application of the agreement terms by CAMMESA because the agreement included conditions precedent to complete the combined-cycle project and obtain the related regulatory approvals, which as of December 31, 2017, had not been met yet.

Effective as of March 20, 2018, CAMMESA granted the Commercial Approval to the thermal plant Central Vuelta de Obligado. The effects of the foregoing will be recognized by us in our interim financial statements as of and for the three-month period ended March 31, 2018. See “Item 4. Information of the Company—Recent Developments—Approval of Commercial Operations of thermal plant Central Vuelta de Obligado” for more information on the Commercial Approval of the thermal plant Central Vuelta de Obligado.

Impairment of Property, Plant and Equipment and Intangible Assets

We assess at each reporting period-end whether there is an indication that an individual component or a group of property, plant and equipment and/or intangible assets with finite useful lives may be impaired. If any indication exists, we estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. That amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which they belong are taken.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount.

In assessing value in use of an individual asset or CGU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the individual asset or CGU, as the case may be.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are verified by valuation multiples, quoted values for similar assets on active markets and other available fair value indicators, if any.

We base our impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of our CGUs to which the individual assets are allocated. These detailed budgets and forecast calculations generally cover a five-year period. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the statement of income in those expense categories consistent with the function of the impaired asset generally in the cost of sales or other operating expenses.

In addition, for the assets for which an impairment loss had been booked, as of each reporting period-end, an assessment is made whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we estimate the individual asset’s or CGU’s recoverable amount, as the case may be.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the individual assets or CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU neither exceeds its recoverable amount, nor exceeds the carrying amount that would have been determined, net of the related depreciation or amortization, had no impairment loss been recognized for the asset or CGU in prior periods. Such reversal is recognized in the statement of income in the same line in which the related impairment charge was previously recognized (generally under the cost of sales or other operating expenses), unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

No impairments indicators were identified during the year ended December 31, 2017.

Provision for Legal Claims

In the ordinary course of business, we are exposed to claims of different natures (e.g., commercial, labor, tax, social security, foreign exchange or customs claims) and other contingent situations arising from the interpretation of current legislation, which could result in a loss, the materialization of which depends on whether one more events occur or not. In assessing these situations, management uses its own judgment and advice of its legal counsel, both internal and external, as well as the evidence available as of the related dates. If the assessment of the contingency reveals that the likelihood of the materialization of a loss is probable and the amount can be reliably estimated, a provision for lawsuits and claims is recorded as of the end of the reporting period.

The provision for legal claims reflects a reasonable estimation that losses will be incurred, based on information available to management at the date of the financial statements, and taking into account our litigation and resolution/settlement strategies. Existing circumstances and assumptions, however, may change due to changes in circumstances arising beyond our control.

Employees’ Long-Term Benefits

We provide benefits to all of our unionized employees when they are vested with the right to the ordinary retirement benefits granted by the Argentine Integrated Social Security System (Sistema Integrado Provisional Argentino), based on certain multiples of their salaries. Further, we grant seniority-based benefits to all trade-union employees when reaching a specific level of seniority, based on their normal salaries.

The amount recognized as a liability for such benefits includes the present value of the liability at the end of the reporting period, and it is determined through actuarial valuations using the projected unit credit method. Actuarial valuations employ several assumptions that might differ from the developments that will actually occur in the future. These assumptions include the assessment of the discount rate, future salary increases and mortality rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, the benefit obligations are sensitive to changes due to these assumptions. These assumptions are reviewed at least annually at the end of the each reporting fiscal year.

Remeasurement profits and losses are fully recognized in other comprehensive income/loss for the period in which they occur and are immediately charged to retained earnings, and will not be reclassified to income in subsequent periods.

JOBS Act of 2012

The Jumpstart Our Business Startups Act of 2012 (the JOBS Act) permits an EGC such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected not to take advantage of the extended transition period to comply with new or revised accounting standards; however, we have elected to adopt certain of the reduced disclosure requirements available to EGCs.

IFRS Standards and Interpretations Issued but not yet Effective

The following new and/or amended standards and interpretations have been issued but were not effective as of the date of issuance of our audited consolidated financial statements. In this sense, only the new and/or amended standards and interpretations that the Company expects to be applicable in the future are indicated. In general, the Company intends to adopt these standards, as applicable, when they become effective.

IFRS 9—Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, which establishes new requirements for classification and measurement of financial instruments, impairment and hedge accounting. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets.

The new standard replaces previous versions and is effective for periods beginning on January 1, 2018.

The Company has analyzed financial assets and liabilities as of December 31, 2017 so as to determine the impact of the classification and measurement on their consolidated financial position and its results. Finally, management has assessed that the adoption of IFRS 9 will not have a material impact on the Company.

IFRS 15—Revenue from Contracts with Customers

In May 2014, IASB issued IFRS 15 “Revenue from contracts with customers”, which establishes the new model for recognizing revenue from contracts with customers. Such standard revokes the current guidelines for revenue recognition included in IAS 18 “Revenue”, IAS 11 “Construction Contracts” and related interpretations when this standard becomes effective.

The fundamental principle of the model is to satisfy performance obligations. IFRS 15 structures this principle through the following five steps:

Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to each performance obligation.

Step 5: Recognize revenue when (or while) a performance obligation is satisfied.

The new revenue model applies to all contracts with customers, except those under the scope of other IFRSs, such as lease, insurance and financial instruments contracts. Interest recognition and dividend income are not covered by this standard.

Pursuant to IFRS 15, a system on the allocation of the transaction price to each performance obligation is established. According to such standard, the Company shall recognize revenue when a performance obligation is satisfied, i.e. every time “control” over those goods and services is transferred to the customer.

Note 5 to the audited consolidated financial statements includes the main sources of income from ordinary activities of the Company.

After carrying out their analysis, the management of the Company concluded that the current revenue recognition practices, which are governed by the current IFRS, are consistent with the requirements of IFRS 15.

In turn, the Company will apply IFRS 15 to all periods beginning on January 1, 2018. For such purpose, it will apply the modified retrospective approach. Therefore, it should there be necessary, the accumulated effect of the initial application of this standard will be retrospectively recognized as an adjustment to the initial balance of accumulated retained income as at January 1, 2018 and the comparative information will not be adjusted.

It is important to highlight the fact that IFRS 15 standard requires greater estimates and professional judgments than the applied in the current accounting standards. Additionally, IFRS 15 requires greater disclosures in the financial statements.

Accordingly, IFRS 15 requires a separate presentation of assets and liabilities of contracts and trade receivables in the consolidated statement of financial position.

IAS 7—Disclosure Initiative—Amendments to IAS 7

The amendments to IAS 7, Statement of Cash Flows, require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

The Company has provided the information in note 14.5 to the audited consolidated financial statements.

IAS 12—Recognition of Deferred Income Tax Assets for Unrealized Losses—Amendments to IAS 12

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. These amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted.

These amendments had no impact on our audited consolidated financial statements.

IFRS 16—Leases

In January 2016, the IASB issued the final version of IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions leases of “low-value” assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right to-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, but not before the entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or modifies retrospective approach.

The Company has not yet determined what impact, if any, the adoption of the new standard will have on its audited consolidated financial statements.

IFRIC 22 - Foreign Currency Transactions and Advance Consideration

This interpretation clarifies the “transaction date” for the purpose of determining the exchange rate to use on initial recognition of a related asset, expense or income, when an entity has received or paid in advance in foreign currency. It applies to transactions in foreign currency when an entity recognizes a non-monetary assets or liability derived from the reception or payment in advance before initial recognition of a related asset, expense or income.

In order to determine the exchange rate to use on initial recognition of an asset, expense or income, the transaction date is the date on which a non-monetary asset or liability derived from reception or payment in advance is recognized.

It is effective for periods beginning on January 1, 2018. Application may be retroactive or prospective since i) the beginning of the application period or ii) the beginning of a previous comparative period.

As of the date of issuance of this annual report the Company does not expect that the adoption of this standard will have an impact on its consolidated financial position or in its results.

IFRIC Interpretation 23—Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. The Interpretation clarifies application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (a) whether an entity considers uncertain tax treatments separately, (b) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (d) how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.

The Company has not yet determined what impact, if any, the adoption of the new interpretation will have on its audited consolidated financial statements.

Results of Operations for the Years Ended December 31, 2017, 2016 and 2015

We discuss below: (i) our results of operations for the year ended December 31, 2017 as compared with our results of operations for the year ended December 31, 2016; and (ii) our results of operations for the year ended December 31, 2016 as compared with our results of operations for the year ended December 31, 2015.

On February 8, 2018, we transferred the La Plata plant to YPF EE, with an effective date as of January 5, 2018. Consequently, as of December 31, 2017 the La Plata plant was classified as a disposal group held for sale, and we present its respective results, including for prior periods, as discontinued operations. See Note 21 to our audited consolidated financial statements and “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale”.

	Year ended December 31,			Change December 31,
	2017	2016	2015(1)	2017/2016	2016/2015
	(in thousands of Ps.)			(in percentages)
Revenues	5,956,596	3,562,721	2,654,180	67.19%	34.23%
Cost of sales	(2,742,147)	(2,069,752)	(1,397,365)	32.49%	48.12%
Gross income	3,214,449	1,492,969	1,256,815	115.31%	18.79%
Administrative and selling expenses	(651,168)	(445,412)	(371,485)	46.19%	19.90%
Other operating income	640,480	1,137,736	735,517	(43.71%)	54.69%
Other operating expenses	(92,497)	(84,845)	(52,702)	9.02%	60.99%
Operating income	3,111,264	2,100,448	1,568,145	48.12%	33.94%
Finance income	932,227	420,988	362,363	121.44%	16.18%
Finance expenses	(697,638)	(620,448)	(138,308)	12.44%	348.60%
Share of the profit of associates	715,001	147,513	43,390	384.70%	239.97%
Income before income tax from continuing operations	4,060,854	2,048,501	1,835,590	98.24%	11.60%
Income tax for the year	(1,051,896)	(717,639)	(625,451)	46.58%	14.74%
Net income for the year from continuing operations	3,008,958	1,330,862	1,210,139	126.09%	9.98%
Discontinued operations Income after tax for the year from discontinued operations	485,041	437,974	131,859	10.75%	232.15%
Net income for the year	3,493,999	1,768,836	1,341,998	97.53%	31.81%

Revenues from continuing operations
	Year ended December 31,			Change December 31,
	2017	2016	2015	2017/2016	2016/2015
	(in thousands of Ps.)			(in percentages)
Energia Base (Resolution SE No. 19/2017 and 95/2013, as amended) (1)	5,175,825	3,114,552	2,317,042	66.18%	34.42%
Electric power sold on the spot market(2)	472,447	231,192	189,487	104.35%	22.01%
Sales under contracts(3)	167,124	107,873	96,082	54.93%	12.27%
Steam sales(4)	141,200	108,308	43,331	30.37%	149.95%
Rendering of services	-	796	8,238	(100.00%)	(90.33%)
Total revenues from ordinary activities	5,956,596	3,562,721	2,654,180	67.19%	34.23%

(1)
For 2015, 2016 and the month of January 2017, includes additional trust remuneration revenues in the form of LVFVD from CAMMESA, and non-recurring maintenance remuneration revenues in the form of LVFVD from CAMMESA. See “—Our Revenues—The Energía Base.”

(2)
Includes (i) sales of energy and power not remunerated under Resolution No. 19/2017 and 95/2013 and (ii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine Government—The National Program.”

(3)
Includes (i) term market sales under contracts and (ii) energy sold under the Energía Plus (for more information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”) (for more information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”).

(4)	Includes steam sold under steam sale contract with YPF from the Luján de Cuyo Plant.

2017 Compared to 2016

Revenues from continuing operations in December 31, 2017 totaled Ps.5.96 billion, a 67.19% increase from Ps.3.56 billion in the year ended December 31, 2016. This increase was primarily attributable to:

1.
a 66.18% increase in our revenues from electric power sold under Energía Base, which amounted to Ps.5.18 billion during the year ended December 31, 2017, compared to Ps.3.11 billion during the year ended December 31, 2016, primarily attributable to (a) an increase in the prices granted by Resolution SEE No. 19/17, adopted in February 2017, as compared to those granted by Resolution SEE 22/16, with effect as of February 2016, each for capacity and electric power sold under the Energía Base. See “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base”, and, to a lesser extent, (b) a 6.78% increase in the quantity of energy sold under this framework (15,557 GWh during the year ended December 31, 2017, as compared to 14,569 GWh during the year ended December 31, 2016);

2.
a 104.35% increase in our revenues from electric power sold on the spot market, which amounted to Ps.472.45 million during the year ended December 31, 2017, compared to Ps.231.19 million during the year ended December 31, 2016, primarily attributable to (a) a 10.83% devaluation of the peso compared to the U.S. dollar, calculated as the average exchange rate for the year ended December 31, 2017 compared to the average exchange rate for the year ended December 31, 2016, which impacted income from remuneration under Resolution No. SE 724/08 relating to agreements with CAMMESA, which are denominated in U.S. dollars; (b) a Ps. 143 million one-time revenue under Resolution No. 724/2008 during 2017; (c) a 100% increase in the prices that we charge CAMMESA for primary and secondary frequency regulations services which we provide, such increase in prices being due to Resolution SEE 20/17 going into effect as of February 2017 and (d) a 18.19% increase in primary and secondary frequency regulation services (measured in MWh) provided to CAMMESA;

3.
a 54.93% increase in our revenues from sales under contracts (including the Energía Plus contracts, which are denominated in U.S. dollars), which amounted to Ps.167.12 million during the year ended December 31, 2017, compared to Ps.107.87 million during the year ended December 31, 2016, primarily attributable to (a) an 9.71% devaluation of the peso compared to the U.S. dollar, calculated as the average exchange rate for the year ended December 31, 2017 compared to the average exchange rate for the year ended December 31, 2016, and (b) the amount of energy sold under contracts increased by 28.01% (the price per unit in U.S. dollars has not changed); and

4.
a 30.37% increase in our revenues from steam sales to YPF from our Luján de Cuyo Plant, which amounted to Ps.141.20 million during the year ended December 31, 2017, compared to Ps.108.31 million during the year ended December 31, 2016, primarily attributable to (a) an 9.71% devaluation of the peso compared to the U.S. dollar, calculated as the average exchange rate for the year ended December 31, 2017 compared to the average exchange rate for the year ended December 31, 2016 (the price per unit in U.S. dollars has not changed), and (b) a 5.63% increase in the quantity of steam sold (1,177,661 tons in 2017 as compared to 1,114,908 tons during the year ended December 31, 2016).

2016 Compared to 2015

Revenues from continuing operations in 2016 totaled Ps.3.56 billion, a 34.23% increase from Ps.2.65 billion in 2015. This increase was primarily attributable to:

1.
a 34.42% increase in our revenues from electric power sold under the Energía Base, which amounted to Ps.3.11 billion in 2016, compared to Ps.2.32 billion in 2015, primarily attributable to an increase in the prices granted by Resolution SEE No. 22/16 adopted in March 2016, with retroactive effect as of February 2016, each for capacity and electric power sold under the Energía Base. See “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base.” This increase was partially offset by a 13.95% decrease in the quantity of energy sold under this framework (14,621 GWh in 2016, as compared to 16,991 GWh in 2015), mainly due to less water availability in our Piedra del Águila plant;

2.
a 22.01% increase in our revenues from electric power sold on the spot market, which amounted to Ps.231.19 million in 2016, compared to Ps.189.49 million in 2015, primarily attributable to (a) a 60.17% devaluation of the peso compared to the U.S. dollar, calculated as the average exchange rate for 2016 compared to the average exchange rate for 2015, which impacted the income from remuneration under Resolution No. SE 724/08 relating to agreements with CAMMESA which are denominated in U.S. dollars, which was partially offset by a (b) a 23.75% decrease in power reserve and frequency regulation services provided to CAMMESA for Ps.70.49 million in 2016, compared to Ps.92.44 million in 2015;

3.
a 12.27% increase in our revenues from sales under contracts (including Energía Plus contracts, which are denominated in U.S. dollars),which amounted to Ps.107.87 million in 2016, compared to Ps.96.08 million in 2015, primarily attributable to (a) a 60.17% devaluation of the peso compared to the U.S. dollar, calculated as the average exchange rate for 2016 compared to the average exchange rate for 2015, which was partially offset by (b) a 31.20% decrease in the quantity of energy sold in the spot market (127 GWh in 2016, as compared to 184 GWh in 2015) – prices denominated in dollars remained stable; and

4.
a 149.95% increase in our revenues from steam sales to YPF from our Luján de Cuyo Plant, which amounted to Ps.108.31 million in 2016, compared to Ps.43.33 million in 2015, primarily attributable to (a) a 60.17% devaluation of the peso compared to the U.S. dollar, calculated as the average exchange rate for 2016 compared to the average exchange rate for 2015, (b) a 53% increase in the price per ton of steam at our Luján de Cuyo plant (US$6.41 per ton in 2016 as compared to US$4.18 per ton in 2015), and (c) a 4.20% increase in the quantity of steam sold (1,114,908 tons in 2016 as compared to 1,069,967 tons in 2015).

Cost of Sales from continuing operations

	Year ended December 31,			Change December 31,
	2017	2016	2015	2017/2016	2016/2015
	(in thousands of Ps.)			(in percentages)
Inventories at the beginning of the year	147,670	94,179	78,173	56.80%	20.48%
Purchases	512,570	336,190	152,883	52.46%	119.90%
Operating expenses:
Compensation to employees	878,089	688,891	496,273	27.46%	38.81%
Other long-term employee benefits	26,270	22,859	20,828	14.92%	9.75%
Depreciation of property, plant and equipment	277,445	200,703	156,559	38.24%	28.20%
Amortization of intangible assets	31,114	31,134	26,816	(0.06%)	16.10%
Purchase of energy and power	78,781	22,797	36,124	245.58%	(36.89%)
Fees and compensation for services	194,120	147,529	89,578	31.58%	64.69%
Maintenance expenses	363,199	352,914	197,581	2.91%	78.62%
Consumption of materials and spare parts	112,956	140,329	78,725	(19.51%)	78.25%
Insurance	139,473	124,956	67,009	11.62%	86.48%
Levies and royalties	133,212	50,759	89,151	162.44%	(43.06%)
Taxes and assessments	3,664	2,755	464	32.99%	493.75%
Other	2,077	1,427	1,380	45.55%	3.41%
Inventories at the end of the year	(158,493)	(147,670)	(94,179)	7.33%	56.80%
Total cost of sales	2,742,147	2,069,752	1,397,365	32.49%	48.12%

2017 Compared to 2016

Cost of sales from continuing operations during the year ended December 31, 2017 totaled Ps.2.74 billion, a 32.49% increase from Ps.2.07 billion during the year ended December 31, 2016. This increase was primarily the result of:

1.
a Ps.219.05 million, or 77.48%, increase in consumption of production supplies (measured as inventories at the beginning of the period plus purchases during the period, minus the inventories at the end of the period), mainly attributable to an increase in the cost of fuel for the generating units that operate in connection with sales under contracts and steam sales, including the YPF contract for steam and Energía Plus contracts (which are denominated in U.S. dollars under such contracts), due to (a) an 9.71% devaluation of the peso compared to the U.S. dollar, calculated as the average exchange rate for the year ended December 31, 2017, compared to the average exchange rate for year ended December 31, 2016, and (b) a 166.14% increase in the amount of energy sold under the Energía Plus contracts of 92 GWh energy sold in 2017 compared to 55 GWh energy sold in 2016;

2.	a Ps.189.20 million, or 27.46%, increase in compensation to employees, primarily related to CBAs; and

3.
a Ps.82.45 million, or 162.44%, increase in levies and royalties associated to the increase in revenues from the Piedra del Águila Plant due to increases in the energy and power prices, and in the quantity of energy generated.

2016 Compared to 2015

Cost of sales in 2016 totaled Ps.2.07 billion, a 48.12% increase from Ps.1.40 billion in 2015. This increase was primarily the result of:

1.
a Ps.145.82 million, or 106.54%, increase in consumption of production supplies (measured as inventories at the beginning of the period plus purchases during the period, minus the inventories at the end of the period), mainly attributable to an increase in the cost of fuel for the generating units that operate in connection with sales under contracts and steam sales, including the YPF contracts for steam and Energía Plus contracts (which are denominated in U.S. dollars under such contracts), which was due to (a) a 60.17% devaluation of the peso compared to the U.S. dollar, calculated as the average exchange rate for 2016 compared to the average exchange rate for 2015 and (b) a 106.34% increase in cost of fuel in April 2016;

2.	a Ps.192.62 million, or 38.81%, increase in compensation to employees, primarily related to CBAs; and

3.
a Ps.155.33 million, or 78.62%, increase in maintenance expenses, mainly attributable to (a) a 60.17% devaluation of the peso compared to the U.S. dollar, calculated as the average exchange rate for 2016 compared to the average exchange rate for 2015, which impacted the costs under the long-term maintenance service agreements of some of our thermal units, which are denominated in U.S. dollars, and (b) an increase in the hours of operation of some of our thermal units, which increased charges under the long-term maintenance service agreements.

Gross Income from continuing operations

2017 Compared to 2016

Gross income from continuing operations during the year ended December 31, 2017 totaled Ps.3.21 billion, a 115.31% increase from Ps.1.49 billion during the year ended December 31, 2016, due to the reasons above mentioned. Gross margin for the year ended December 31, 2017 was 53.96%, compared to a gross margin of 41.91% during the same period in 2016.

2016 Compared to 2015

Gross income from continuing operations in 2016 totaled Ps.1.49 billion, a 18.79% increase from Ps.1.26 billion in 2015, due to the reasons above mentioned. Gross margin for 2016 was 41.91% compared to a gross margin of 47.35% in 2015.

Administrative and Selling Expenses from continuing operations

2017 Compared to 2016

Administrative and selling expenses from continuing operations during the year ended December 31, 2017 totaled Ps. 651 million, a 46.19 % increase from Ps.445.41 million during the year ended December 31, 2016. This increase was primarily the result of:

1.	a Ps.108.35 million, or 49.34%, increase in compensation to employees as a result of salary adjustments primarily due to increased inflation during the year ended December 31, 2017;

2.
a Ps.86.24 million, or 80.18%, increase in fees and compensation for services, plus maintenance expenses, mainly due to a Ps. 34.20 million, increase in employee transportation, meal expenses and security services, among others, due to a price increase for such services, and a Ps. 16.64 million increase in professional services related to financing activities.

2016 Compared to 2015

Administrative and selling expenses from continuing operations in 2016 totaled Ps.445.41 million, a 19.90% increase from Ps.379.41 million in 2015. This increase was primarily the result of:

1.	a Ps.28.46 million, or 14.89%, increase in compensation to employees, as a result of salary adjustments primarily due to increased inflation during the period;

2.	a Ps.22.87 million, or 41.52%, increase in tax on bank account transactions, due to increased revenues, costs and capital investments completed during the period; and

3.
a Ps.20.39 million, or 44.68%, increase in fees and compensation for services, mainly due to a Ps.9.22 million increase in employee transportation and meal expenses, among others, due to a price increase for such services, and a Ps.6.58 million increase in IT services due to the installation of new business and corporate applications, and an increase of Ps.1.97 million in health and environment services, mainly due to an increase in the cost of the medical and nursing services.

Other Operating Income from continuing operations

2017 Compared to 2016

Other operating income from continuing operations in the year ended December 31, 2017 totaled Ps.640.48 million, a 43.71% decrease from Ps.1,137.77 million in the year ended December 31, 2016. This decrease was primarily the result of:

1.
a one-time gain of Ps.520.40 million in 2016, in connection with a revision of our estimate of the amounts recognized on December 31, 2015 of certain receivables from CAMMESA related to LVFVD of additional trust remuneration for financing new projects, based on changes in the energy sector; and

2.
a Ps.60.88 million or 44.32% decrease in foreign exchange gains from trade payables and receivables, net denominated in U.S. dollars mainly as a result of: (a) a 17.36% devaluation of the peso against the U.S. dollar in the year ended December 31, 2017 (calculated at the exchange rate as of December 31, 2017 compared to the exchange rate as of December 31, 2016), compared to a 21.86% devaluation of the peso against the U.S. dollar in the year ended December 31, 2016 (calculated at the exchange rate as to December 31, 2016 compared to the exchange rate as of December 31, 2015), and (b) a decrease in trade payables and receivables, net denominated in U.S. dollars (which totaled US$22.98 million as of December 31, 2017, as compared to US$71.75 million of net receivables as of December 31, 2016).

2016 Compared to 2015

Other operating income from continuing operations in 2016 totaled Ps.1,137.74 million, a 54.69% increase from Ps.735.52 million in 2015. This increase was primarily the result of:

1.
income of Ps.599.55 million, mainly related to a one-time gain of Ps.520.4 million in connection with a revision of our estimate of the amounts recognized on December 31, 2015 of certain receivables from CAMMESA related to LVFVD of additional trust remuneration for financing new projects, based on changes in the energy sector, including the Argentine government having declared an emergency in the energy sectors (Decree No. 134/2015) to improve the quality and security of electric power supply, and stating its intent to bring the power generation industry within the federal regulatory framework established under Laws No. 15,336 and No. 24,065 and mentioned in the preamble to Resolution SEE No. 22/16;

which was partially offset by:

2.
a Ps.199.28 million, or 59.20%, decrease in foreign exchange gains from trade payables and receivables, net denominated in U.S. dollars mainly as a result of (a) a 21.86% devaluation of the peso against the U.S. dollar in 2016, (calculated at the exchange rate as of December 31, 2016 compared to the exchange rate as of December 31, 2015), compared to a 52.50% devaluation of the peso against the U.S. dollar in 2015 (calculated at the exchange rate as to December 31, 2015 compared to the exchange rate as of December 31, 2014), and (b) a decrease in trade payables and receivables, net denominated in U.S. dollars (which totaled US$71.75 million as of December 31, 2016, as compared to US$71.52 million as of December 31, 2015).

Other Operating Expenses from continuing operations

2017 Compared to 2016

Other operating expenses from continuing operations in year ended December 31, 2017 totaled Ps.92.50 million, a 9.02% increase from Ps.84.85 million in the year ended December 31, 2016. This increase was primarily the result of a Ps.23.30 million result for impairment of material and spare parts partially offset by a decrease of Ps. 17.45 million in provision for lawsuits and claims.

2016 Compared to 2015

Other operating expenses from continuing operations in 2016 totaled Ps.84.85 million, a 60.99% increase from Ps.52.70 million in 2015. This increase was primarily the result of increased provisions, which amounted to Ps.86.64 million in 2016, as compared to Ps.52.70 million in 2015. For more information, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Income Tax for Fiscal Year 2014.”

Operating Income from continuing operations

2017 Compared to 2016

For the reasons explained above, operating income from continuing operations in the year ended December 31, 2017 totaled Ps.3.11 billion, a 48.12% increase from Ps.2.10 billion in the year ended December 31, 2016. This corresponds to a 52.23% operating margin in the year ended December 31, 2017, as compared to an operating margin of 58.96% in the year ended December 31, 2016.

2016 Compared to 2015

For the reasons explained above, operating income from continuing operations in 2016 totaled Ps.2.10 billion, a 33.94% increase from Ps.1.57 billion in 2015. This corresponds to a 58.96% operating margin in 2016, as compared to an operating margin of 59.08% in 2015.

Finance Income from continuing operations

2017 Compared to 2016

Finance income from continuing operations in the year ended December 31, 2017 totaled Ps.932.23 million, a 121.44% increase from Ps.420.99 million in the year ended December 31, 2016. This increase was primarily the result of:

1.
net income on the disposal of available-for-sale financial assets totaling Ps.662.69 million in the year ended December 31, 2017, compared to Ps.227.47 million in the year ended December 31, 2016, mainly due to an increase in sales of available-for-sale financial assets during 2017; and

2.
an increase in interest earned, totaling Ps.148.49 million in the December 31, 2017, compared to Ps.51.77 million in the year ended December 31, 2016, due to an increase in financial assets bearing interest;

2016 Compared to 2016

Finance income from continuing operations in 2016 totaled Ps.420.99 million, a 16.18% increase from Ps.362.36 million in 2015. This increase was primarily the result of:

1.
net income on the disposal of available-for-sale financial assets totaling Ps.227.47 million in 2016, compared to Ps.67.10 million in 2015, mainly due to an increase in sales of available-for-sale financial assets in 2016; and

2.	an increase, in interest income, totaling Ps.51.77 million in 2016, compared to Ps.31.87 million in 2015, due to an increase in financial assets bearing interest;

which was partially offset by:

3.
a Ps.138.38 million, or 59.31%, decrease in foreign exchange gains from financial assets denominated in U.S. dollars, mainly as a result of a 21.86% devaluation of the peso against the U.S. dollar in 2016 (calculated as the exchange rate as of December 31, 2016 compared to the exchange rate as of December 31, 2015) compared to a 52.50% devaluation of the peso against the U.S. dollar in 2015 (calculated as the exchange rate as of December 31, 2015 compared to the exchange rate as of December 31, 2014).

Finance Expenses from continuing operations

2017 Compared to 2016

Finance expenses from continuing operations in the year ended December 31, 2017 totaled Ps.697.64 million, a 12.44% increase from Ps.620.45 million in the year ended December 31, 2016. This increase was primarily the result of higher interests on loans and borrowing which amounted Ps. 626.98 million in 2017, a 18.30% increase compared to Ps. 530.00 million in 2016 due to a higher average outstanding debt during 2017 as compared to 2016.

2016 Compared to 2015

Finance expenses from continuing operations in 2016 totaled Ps.620.45 million, a 348.60% increase from Ps.138.31 million in 2015. This increase was primarily the result of increased accrued interest owed to CAMMESA (Ps.453.28 million in 2016, compared to Ps.187.98 million in 2015). The increase in interest expenses was due to an increase in the financing obtained from CAMMESA, principally for the maintenance of machinery, which, pursuant to former Secretariat of Electric Energy Resolution 146, was financed through CAMMESA in 2016.

Share of the Profit of Associates from continuing operations

2017 Compared to 2016

Share of the profit of associates from continuing operations in the year ended December 31, 2017 totaled Ps.715 million, a 384.70% increase from Ps.147.51 million in the year ended December 31, 2016. This increase was primarily the result of (a) a profit of Ps.422.52 million from our interest in Ecogas through IGCE, DGCE and IGCU in the year ended December 31, 2017, as compared to Ps.103.18 million in the year ended December 31, 2016, due to an increase in these companies’ revenues from increases in tariffs effective October 2016 and April 2017, and (b) a profit of Ps.247.67 million from our interest in TGM in the year ended December 31, 2017 (during 2016 there was no profit from this associate) due to the settlement by which YPF agreed to pay TGM, without recognizing any facts or rights, US$114 million in order to end TGM’s claim against YPF (for further information, see "Item 4.B. Business Overview—Our Affiliates—Transportation de Gas del Mercosur S.A. (TGM)").

2016 Compared to 2015

Share of the profit of associates from continuing operations in 2016 totaled Ps.147.51 million, a 239.97% increase from Ps.43.39 million in 2015. This increase was primarily the result of:

1.
a profit of Ps.103.18 million from our interest in Ecogas through IGCE, DGCE and IGCU, respectively, as compared to Ps.24.07 million, respectively, in 2015, due to an increase in these companies’ revenues from increases in tariffs effective February 2016; and

2.
a profit of Ps.36.85 million from the companies that operate the San Martín and Belgrano FONINVEMEM plants, TJSM and TMB, as compared to Ps.26.45 million in 2015, due to an increase in the operating fees charged by these companies, which are denominated in U.S. dollars, and due to the devaluation of the Argentine peso against the U.S. dollar in 2016.

Income Tax from continuing operations

2017 Compared to 2016

Income tax from continuing operations in the year ended December 31, 2017 totaled Ps.1.05 billion, a 46.58% increase from Ps.717.64 million in the year ended December 31, 2016. This increase was primarily the result of increased taxable income for the period, which was offset by a Ps. 266.08 million adjustments for the deferred tax due to the net variation in temporary differences, as a consequence of the effect of lower tax rate for future years set by the Tax Reform Law. Our effective tax rate for 2017 and 2016 was 25.90% and 35.03%, respectively.

2016 Compared to 2015

Income tax from continuing operations in 2016 totaled Ps.717.64 million, a 14.74% increase from Ps.625.45 million in 2015. This increase was primarily the result of increased taxable income for the year. Our effective tax rate for 2016 and 2015 was 35.03% and 34.07%, respectively.

Net Income for the Year from continuing operations

2017 Compared to 2016

For the reasons described above, net income from continuing operations for the year ended December 31, 2017 totaled Ps 3.01 billion, a 126.09% increase from Ps.1.33 billion in the year ended December 31, 2016.

2016 Compared to 2015

For the reasons described above, net income from continuing operations for the year in 2016 totaled Ps.1.33 billion, a 9.98% increase from Ps.1.21 billion in 2015.

Income after tax for the year from discontinued operations

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant for a total sum of US$31.5 million (without VAT), subject to certain conditions. On February 8, 2018, and effective as of January 5, 2018, CPSA transferred to YPF EE ownership of La Plata plant, including generation assets, personnel and agreements related to the operation and/or maintenance of La Plata plant’s assets. See “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale” and Note 21 to our audited consolidated financial statements. Consequently, as of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation.

2017 Compared to 2016

Income after tax for the year from discontinued operations in the year ended December 31, 2017 totaled Ps.485.04 million, a 10.75% increase from Ps.437.97 million in the year ended December 31, 2016. This increase was primarily the result of (a) a 10.83% devaluation of the peso compared to the U.S. dollar, calculated as the average exchange rate for the year ended December 31, 2017, compared to the average exchange rate for year ended December 31, 2016, which was partially offset by (b) a 7.56% decrease in the quantity of energy generated (837 GWh in 2017, as compared to 905 GWh in 2016), and (c) a 6.38% decrease in the quantity of steam generated (1,599,476 tons in 2017, as compared to 1,708,465 tons in 2016) (the prices denominated in U.S. dollars remained stable).

2016 Compared to 2015

Income after tax for the year from discontinued operations in the year ended December 31, 2016 totaled Ps.437.97 billion, a 232.15% increase from Ps.131.86 million in the year ended December 31, 2015. This increase was primarily the result of an increase in our revenues from sales under contracts (which were denominated in U.S. dollars), primarily attributable to (a) a 60.17% devaluation of the peso compared to the U.S. dollar, calculated as the average exchange rate for 2016 compared to the average exchange rate for 2015, (b) a 45.82% increase in the average price for sales under contracts of US$74.94/MWh in 2016, from an average price of US$50.88/MWh in 2015, due to the contractual automatic price increase provisions for increased cost of fuel, (c) a 41.99% increase in the price per ton of steam at La Plata plant (US$16.70 per ton in 2016 as compared to US$11.76 per ton in 2015) due to the contractual automatic price increase provisions for increased cost of fuel used for the production of steam, (d) a 26.56% increase in the quantity of steam produced (1,708,465 tons in 2016 compared to 1,349,901 in 2015), and (e) a 31.62% increase in energy generation (905 GWh in 2016, as compared to 688 GWh in 2015).

See “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale” and Note 21 to our audited consolidated financial statements.

Net Income for the Year

2017 Compared to 2016

For the reasons described above, net income for the year ended December 31, 2017 totaled Ps 3.49 billion, a 97.53% increase from Ps.1.77 billion in the year ended December 31, 2016.

2016 Compared to 2015

For the reasons described above, net income for the year in 2016 totaled Ps.1.77 billion, a 31.81% increase from Ps.1.34 billion in 2015.

Item 5.B Liquidity and Capital Resources

As of December 31, 2017, we had cash and cash equivalents of Ps.88.63 million, and other current financial assets of Ps.1.11 billion. See Note 16 and 14.8 to our audited consolidated financial statements.

Our primary sources of liquidity have been cash flows from operating activities, cash flows from the proceeds of the sale of our temporary investments, cash flows from loans and other financing agreements (mainly with CAMMESA) and financing provided by equipment suppliers or service providers.

Our receivables from CAMMESA also are an important source of liquidity for us. As of December 31, 2017, our receivables from CAMMESA totaled Ps. 6.22 billion. These receivables included: (i) non-current and current receivables from FONINVEMEM and similar programs (including LVFVD attributable to energy sales from 2008 through 2011 and relating to CVOSA) totaling Ps.0.82 billion and Ps.1.166 billion, respectively (see “—Receivables from CAMMESA” below), (ii) receivables for additional trust remuneration for financing new projects totaling Ps.1.06 billion, (iii) receivables for current trade and receivables totaling Ps.1.92 billion and (iv) receivables for non-recurring maintenance remuneration totaling Ps.1.02 billion.

Our primary cash requirements have been in connection with payments under loans and other financing agreements (mainly with CAMMESA), employees’ salaries, operating and maintenance expenses and fixed assets acquisitions, payment of dividends, taxes and other overhead expenses. In the future, we may, as is the case as of the date of this annual report, have to increase cash requirements as a result of projects to expand our generating capacity. See “—The State of Emergency of the Argentine Electricity Sector—Proposed Expansion of our Generating Capacity.”

Our loans under the IIC—IFC Facilities (see “—Loans from the IIC—IFC Facilities”) contain customary covenants for facilities of this type, including: (i) certain limitations on consolidations, mergers and sales of assets; (ii) restrictions on incurring additional indebtedness; (iii) restrictions on paying dividends; (iv) limitations on making capital expenditures and (v) restrictions on the incurrence of liens. Certain events of default and covenants in the IIC—IFC Facilities are subject to certain thresholds and exceptions described in the agreements relating to the IIC—IFC Facilities. We do not expect these restrictions to have a material impact on our ability to meet our cash obligations. As of the date of this annual report, we are in compliance with all of our debt covenants.

As of the date of this annual report, we also have uncommitted lines of credit with commercial banks, totaling approximately Ps.4.35 billion.

We believe that our sources of liquidity, including debt and/or equity offerings in the international capital markets, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future.

Receivables from CAMMESA

We hold receivables in the form of LVFVD for the unpaid balances from CAMMESA relating to the sale of electric power to CAMMESA from 2004 to 2011. For more information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.” Under the FONINVEMEM and similar arrangements, we are entitled to collect our receivables, including interest, in monthly installments over ten years starting from, (i) in the case of receivables relating to the sale of electric power to CAMMESA from January 2004 through December 2007, the commercial launch date of the FONINVEMEM’s Manuel Belgrano power plant and San Martín power plant and, (ii) in the case of receivables relating to the sale of electric power to CAMMESA from January 2008 through December 2011, the commercial launch date of the CVOSA combined cycle. For more information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

Following the commercial authorizations granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly payments of the receivables relating to the sale of electric power to CAMMESA from January 2004 through December 2007. As of December 31, 2016, the balance owed to us under the FONINVEMEM arrangement relating to the sale of electric power to CAMMESA from 2004 through 2007 totaled US$64.04 million. During the year ended December 31, 2017, we received Ps. 324.60 million (US$ 19.81 million in U.S. dollar-denominated payments) in principal and Ps. 25.98 million (US$ 1.59 million in U.S. dollar-denominated payments) in interest for these receivables (including VAT).

As of December 31, 2017, the CVOSA combined cycle had not yet commenced operations, and therefore we had not yet begun to collect monthly payments of the receivables relating to the sale of electric power to CAMMESA from 2008 to 2011. The plant became operational on March 20, 2018. As of December 31, 2017, the receivables for sale of energy for the period 2008 to 2011 totaled Ps.1.29 billion.

After the CVOSA power plant became operational, in the case of receivables accrued between 2008 and September 2010, the amount due was converted into U.S. dollars at the exchange rate effective at the date of the CVO agreement (i.e., November 25, 2010), which was Ps.3.97 per U.S. dollar. Additionally, certain receivables that accrued after September 2010 and that were also included in the CVO agreement, were converted into U.S. dollars at the exchange rate effective at the due date of each monthly sale transaction. The total estimated amount due is US$ 545 million (including VAT). The effect of any conversion will be recorded in our consolidated financial statements and any tax liability will be recognized once the combined cycle plant becomes operational and we have received the necessary regulatory approvals. The U.S. denominated monthly payments under the CVO agreement are payable in pesos, converted at the applicable exchange rate in place at the time of each monthly payment.

Additionally, we hold receivables in the form of LVFVD for the unpaid balances from CAMMESA relating to the sale of electric power to CAMMESA under the additional trust remuneration concept since 2012. As of December 31, 2017, we hold Ps.1.06 billion in LVFVD credits for this concept, which may be used to finance new projects approved by the Argentine government. We also hold receivables in the form of LVFVD for the unpaid balances from CAMMESA relating to the sale of electric power to CAMMESA under the non-recurring maintenance remuneration concept. For more information regarding sales relating to additional trust remuneration and non-recurring maintenance, see “—Our Revenues—The Energía Base” and “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Scheme.” For more information regarding financings from CAMMESA, see “—Indebtedness—Borrowings and Prepayments by CAMMESA.”

Cash Flows

The following table sets forth our cash flows from our operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2017	2016	2015
Net cash flows provided by operating activities	2,388,983	2,088,607	1,272,987
Net cash flows used in investing activities	(2,317,295)	(1,925,750)	(1,341,938)
Net cash (used in) provided by financing activities	(58,594)	(433,009)	175,566
Increase(Decrease) in cash and cash equivalents, net	13,094	(270,152)	106,615

Net Cash Provided by Operating Activities

2017 Compared to 2016

Net cash provided by operating activities increased by 14.38% to Ps.2,388.98 million for the year ended December 31, 2017 (which includes Ps.821 million from the La Plata plant, which was sold on February 8, 2018, with an effective date of January 5, 2018), from Ps.2,088.61 million for the year ended December 31, 2016 (which includes Ps.565 million from the La Plata plant, which was sold). The increase was primarily driven by increased revenues and other operating income, as a result of a higher average price per unit in our sales of energy and steam, mainly due to the price increases explained above in the section “Results of Operations—Results of Operations for the Years Ended December 31, 2017, 2016 and 2015—Revenues—2017 Compared to 2016,”. This was partially offset by an increase in other non-financial assets and inventories of Ps. 376.67 million in 2017, compared to a decrease of Ps. 822.39 million.

2016 Compared to 2015

Net cash provided by operating activities increased by 64.07% to Ps.2,088.61 million for the year ended December 31, 2016 (which includes Ps.565 million from the La Plata plant, which was sold), from Ps.1,272.99 million for the year ended December 31, 2015 (which includes Ps.222 million from the La Plata plant, which was sold). The increase was primarily driven by increased revenues and other operating income, as a result of (i) a higher average price per unit in our sales of energy and steam, mainly due to the price increases explained above in the section “Results of Operations—Results of Operations for the Years Ended December 31, 2017, 2016 and 2015—Revenues—2016 Compared to 2015,” (ii) an increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits totaling Ps.600.78 million in 2016, compared to Ps.422.54 million in 2015, mainly due to higher prices of goods and salaries to employees because of the inflation and salary adjustments for inflation, and (iii) a decrease in other non-financial assets, other financial assets and inventories totaling Ps.822.39 million in 2016, compared to an increase of Ps.48.55 million in 2015, mainly due to the sale or the collection of other financial assets at the maturity date, and to a lesser extent, to an increase of other non-financial assets related to advance payments to equipment suppliers.

Net Cash Used in Investing Activities

2017 Compared to 2016

Net cash used in investing activities increased by 20.33% to Ps.2,317.3 million for the year ended December 31, 2017, from Ps.1,925.75 million for the year ended December 31, 2016. The increase was primarily driven by (i) more payments for the purchases of property, plant and equipment which amounted to Ps.3,483.52 million, primarily for the construction of the wind farms Achiras and La Castellana and a gas turbine for the new Luján de Cuyo cogeneration unit, as compared to payments and upfront payments of Ps.2, 188.36 million in 2016, primarily for the purchase of two new gas turbines and generators from Siemens in May and June 2016, which was partially offset by (ii) proceeds from the sale of available for sale financial assets in the amount of Ps.1,129.86 million, as compared to Ps.207.67 million in the year ended December 31, 2016.

2016 Compared to 2015

Net cash used in investing activities increased 43.51% to Ps.1,925.75 million for the year ended December 31, 2016, from Ps.1,341.94 million for the year ended December 31, 2015. The increase was primarily driven by the purchase, and upfront payments for the purchases, of property, plant and equipment in the amount of Ps.2,188.36 million, primarily attributable to the purchase of two new gas turbines and generators from Siemens in May and June 2016, as compared to Ps.1,143.84 million in 2015, which was partially offset by proceeds from the sale of available-for-sale financial assets in the amount of Ps. 207.67 million, as compared to cash used for the acquisition of these types of assets in the amount of Ps 290.24 million in 2015.

Net Cash Used in Financing Activities

2017 Compared to 2016

Net cash used in financing activities totaled Ps.58.59 million for the year ended December 31, 2017, compared to Ps.433.01 million in net cash provided by financing activities during the year ended December 31, 2016. This variation was primarily driven by (i) a Ps.295.41 million contributions from non-controlling interests to CP Renovables in 2017, compared to Ps.6.72 million in 2016, (ii) the prepayment in full of the Class I 2007 Corporate Notes in the amount of Ps.743.09 million in June 2016, and (iii) dividends paid in the amount of Ps.1,279.39 million in 2017 compared to a dividend of Ps.1,392.28 million in 2016, (iv) Ps.403.43 million received in 2017 from borrowings from CAMMESA for the maintenance of our units as compared to Ps.784.25 million in 2016, (v) Ps.312.21 million short term borrowings paid in 2017, as compared to Ps.106.76 million received in 2016 and (vi) bank loans received in the amount of Ps.1,871.89 million in 2017, as compared to Ps.868.79 million received in 2016.

2016 Compared to 2015

Net cash used in financing activities totaled Ps.433.01 million for the year ended December 31, 2016, compared to Ps.175.57 million in net cash provided by financing activities during the year ended December 31, 2015. This increase was primarily driven by (i) the prepayment in full of the Class I 2007 Corporate Notes in the amount of Ps.743.09 million in June 2016, compared to Ps.288.18 million paid during 2015, and (ii) Ps.1,392.28 million paid in dividends to shareholders during 2016, as compared to Ps.339.73 million in 2015, and was partially offset by, among other things, the loans received from Banco de Galicia y Buenos Aires S.A. in the amount of Ps.868.79 million in May and June of 2016.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2017, 2016 and 2015.

	Year endedDecember 31,
	(in thousands of Ps.)
	2017	2016	2015
Land and buildings	2,400	206,152	17,608
Electric power facilities	168,791	468,519	323,302
Gas turbines	883,772	384,129	299,285
Construction in progress	2,482,528	-	-
Other	21,234	11,401	23,971
Total	3,558,725	1,070,201	664,166

In the years ended December 31, 2017 and 2016, we made total capital expenditures of Ps. 3,558.73 million, compared to Ps.1,070.20 million in 2016. During these years, the main additions to fixed assets and land were in connection with proposed projects for the expansion of our installed capacity. During the year ended December 31, 2017, our main capital expenditure was for the construction of the wind farms Achiras and La Castellana, while during the year ended December 31, 2016, we made two partial advances for the purchase of two gas turbines for a total of Ps.1,064.20 million, which were recognized under the other non-financial assets line item as of December 31, 2016. See “—The State of Emergency of the Argentine Electricity Sector—Proposed Expansion of our Generating Capacity.”

In the year ended December 31, 2016, we made total capital expenditures of Ps.1,070.20 million, compared to Ps.664.17 million in the year ended December 31, 2015. During the years ended December 31, 2016 and 2015, the main additions to fixed assets and land were in connection with proposed projects for the expansion of our installed capacity. In addition, in 2015, we made advances for the acquisition of a new gas turbine for Ps.479.68 million, which were recorded under the other non-financial assets line item as of December 31, 2015. In 2016, we made two partial advances for the purchase of two gas turbines for a total of Ps.1,064.20 million, which were recognized under the other non-financial assets line item as of December 31, 2016. See “—The State of Emergency of the Argentine Electricity Sector—Proposed Expansion of our Generating Capacity.”

We have funded our capital expenditures with proceeds from debt issuances and cash generated from our operations. We expect to incur substantial expenses and capital expenditures as we continue to expand our installed capacity. We anticipate that our capital expenditures for each of 2018, 2019 and 2020 will be approximately US$13.6 million, US$7 million and US$7 million, respectively, inclusive of both estimated and committed monies, with respect to maintenance. We anticipate that our capital expenditures for each of 2018, 2019 and 2020 will be approximately US$374.5 million, US$272.4 million and US$22.5 million, respectively, inclusive of both estimated and committed monies, with respect to our units currently in operation.

We acquired four heavy-duty gas turbines, which are compatible with single-cycle or combined cycle installations. We plan to use one of them for the construction of the Terminal 6 San Lorenzo cogeneration plant. Additionally, we also acquired land in the Province of Buenos Aires, in a convenient location for fuel delivery and future potential connection to power transmission lines.

In addition, we have purchased two measuring towers and the wind measurement data for more than three years that are required to design the Achiras and La Castellana wind energy complexes. In addition, our subsidiary CP Achiras purchased the land needed to carry out the Achiras Project, and we signed a land usufruct contract for the La Castellana Project. Each of CP Achiras and CP La Castellana recently entered into loans to fund the development of Achiras Project and La Castellana Project, respectively.

Acquisition of equity interests in DGCU and DGCE – Public offer of shares

In addition to the expenditures on physical assets, on July, 23, 2014, we executed agreements to purchase, directly and indirectly, subject to certain conditions, equity interests in DGCU and DGCE, jointly with an investment consortium. On January 7, 2015, all acquisition-related conditions established in the agreement were met, and the shares were transferred to us.

Taking into account both direct and indirect interests involved, we acquired (i) an interest equivalent to 24.99% of DGCU’s capital stock and (ii) an interest equivalent to 44.10% of DGCE’s capital stock.

In addition, as provided for by Capital Markets Law and CNV regulations, and given our controlling interest in DGCU shared with the consortium of buyers described above, our Board of Directors decided to proportionally participate in a tender offer by the consortium of buyers for all of DGCU’s outstanding shares issued and not owned, directly or indirectly, by us or by of any of the members of the consortium of buyers. On October 30, 2015, the board of directors of the CNV approved the tender offer. Upon termination of the tender offer in January 2016, since no acceptances were tendered, no shares were acquired in this tender offer.

At a meeting of our shareholders on December 16, 2016, in accordance with the strategic objective of focusing on assets within the energy industry, the shareholders considered a potential sale of our equity interests in Ecogas to Magna Energía S.A., but voted to postpone the decision. We are currently assessing various strategic opportunities regarding DGCU and DGCE, including a possible sale of our equity interest in them. On January 26, 2018, the shareholders of DGCE approved the admission of DGCE to the public offering regime in Argentina. On March 14, 2018, the Company authorized the offer of up to 10,075,952 common class B shares of DGCE, in a potential public offering, subject to market conditions. This authorization was encompassed within the February 23, 2018 authorization of the Board of Directors for the sale of up to 27,597,032 common B shares of DGCE. As of the date of this annual report, we, continue to evaluate this strategy.

Indebtedness

As of December 31, 2017, our total indebtedness was Ps.4,792.93 million of which approximately 69.73% was denominated in U.S. dollars and the balance in pesos. The following table shows our indebtedness as of such dates:

	December 31,
	2017
	(in thousands of US$)	(in thousands of Ps.)
Current debt(1)
Borrowings from CAMMESA	94,002	1,753,038
Other loans and borrowings	27,112	505,604
Non-Current debt
Borrowings from CAMMESA	56,601	1,055,558
Other loans and borrowings	79,293	1,478,729

(1)	Current debt does not include: (i) the IIC – IFC Facility I, (ii) the IIC – IFC Facility II. See “Item 5.B. Liquidity and Capital Resources—Indebtedness—Loans from the IIC—IFC Facilities”

Borrowings and prepayments by CAMMESA

Former Secretariat of Electric Energy Resolution 146, dated October 23, 2002, establishes that all generators that need to carry out major or extraordinary maintenance and that require resources to complete such maintenance may request financing from CAMMESA, subject to the availability of funds and to compliance with the conditions set forth in such regulation. The expenditures made with these borrowed funds are generally included within the “cost of sales” line item in our income statement. However, in some exceptional cases, such expenditures may be capitalized and therefore included within the “property, plant and equipment” line item in our balance sheet, in accordance with the applicable accounting rules.

Under such resolution, we entered into a series of loans and security assignment agreements with CAMMESA. As of December 31, 2017, we had outstanding loans with CAMMESA under former Secretariat of Electric Energy Resolution 146 totaling Ps.2.03 billion. This financing may be paid through cash or net settlement with credits (LVFVD) related to the non-recurring maintenance remuneration in 48 monthly installments starting from the completion date of the related maintenance works and accruing interest at interest rates equivalent to that which CAMMESA receives on its own cash investments. In connection with this financing, we have provided CAMMESA a guaranty representing 100% of our LVFVD receivables related to non-recurring maintenance remuneration to cover the outstanding amounts under our loans with CAMMESA under former Secretariat of Electric Energy Resolution 146. For more information regarding non-recurring maintenance remuneration see, “—Our Revenues—The Energía Base” above. As of December 31, 2017, we had credits (LVFVD) in our favor against CAMMESA relating to non-recurring maintenance remuneration in the amount of Ps.1.02 billion.

Additionally, between March and August 2015, we received loans from CAMMESA not related to former Secretariat of Electric Energy Resolution 146 to pay for a GE generator and gas turbine. As of December 31, 2017, the outstanding amount of this loan was Ps.782.06 million. The Secretariat of Electric Energy has not yet defined the methodology and terms to repay this loan, such as the number of installments for payment or when repayment should begin. However, this financing may be paid through cash or net settlement with credits related to the “additional trust remuneration.” In the latter case, the repayment of the loan may be made by offsetting the amounts owed under such loan against the credits with CAMMESA relating to additional trust remuneration, without the need for cash disbursements. For more information regarding additional trust remuneration, see “—Our Revenues—The Energía Base” above. As of December 31, 2017, we had credits in our favor against CAMMESA relating to additional trust remuneration in the amount of Ps. 1.06 billion.

Loans from the IIC—IFC Facilities

CP La Castellana

On October 20, 2017, CP La Castellana entered into a common terms agreement with (i) the Inter-American Investment Corporation, (ii) the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, (iii) the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and (iv) the International Finance Corporation (collectively, the “senior lenders”) to provide loans for a total amount of up to US$100,050,000 (the “IIC—IFC Facility I”), from which US$5 million will accrue interest at an annual rate equal to LIBOR plus 3.5% and the rest at LIBOR plus 5.25%, and shall be repaid in 52 quarterly equal installments. Several other agreements and related documents, such as the guarantee and sponsor support agreement, where we will fully, unconditionally and irrevocably guarantee, as primary obligor, all payment obligations assumed and/or to be assumed by CP La Castellana until the project reaches the commercial operation date (the “Guarantee and Sponsor Support Agreement I”), hedge agreements, guarantee trust agreements, a share pledge agreement, an asset pledge agreement over the wind turbines, direct agreements and promissory notes have been executed. On January 9, 2018, CP La Castellana received the first disbursement from the IIC—IFC Facility I for a total amount of US$80,000,000.

Pursuant to the Guarantee and Sponsor Support Agreement I, among other customary covenants for this type of facilities, we committed, until the La Castellana project completion date, to maintain (i) a leverage ratio of (a) until (and including) December 31, 2018, not more than 4.00:1.00; and (b) thereafter, not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, our subsidiary, CP Renovables, and we, upon certain conditions, agreed to make certain equity contributions to CP La Castellana.

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana as follows: (i) until the La Castellana project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana; and (y) control of CP La Castellana; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana; and (y) control of CP La Castellana. In addition, (ii) after La Castellana project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP La Castellana and CP Renovables; and (y) control of each of CP La Castellana and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana.

La Castellana “project completion date” is defined in the common terms agreement as the date in which the commercial operation date has occurred and certain other conditions have been met, which is expected to occur in the first quarter of 2019. For further information on La Castellana project see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Proposed Expansion of Our Generating Capacity.”

CP Achiras

On January 17, 2018, CP Achiras entered into a common terms agreement with (i) the Inter-American Investment Corporation, (ii) the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, (iii) the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and (iv) the International Finance Corporation (collectively, the “senior lenders”) to provide loans for a total amount of up to US$50,700,000 (the “IIC—IFC Facility II” and together with the IIC—IFC Facility I, the “IIC—IFC Facilities”), from which US$10,000,000 will accrue interest at an annual rate equal to LIBOR plus 4.0%, US$20,000,000 will accrue interest at an annual rate equal to LIBOR plus 5.25% and the remaining amount at a rate reflecting the cost at which the International Finance Corporation can provide U.S. dollar funding at a fixed interest rate plus 5.25%, and shall be repaid in 52 quarterly installments. Several other agreements and related documents, such as the guarantee and sponsor support agreement, where we will fully, unconditionally and irrevocably guarantee, as primary obligor, all payment obligations assumed and/or to be assumed by CP Achiras until the project reaches the commercial operation date (the “Guarantee and Sponsor Support Agreement II” and together with Guarantee and Sponsor Support Agreement I, the “Guarantor and Sponsor Support Agreements”), guarantee trust agreements, a share pledge agreement, a mortgage, an asset pledge agreement over the wind turbines, direct agreements and promissory notes have been executed. On April 9, 2018 and April 10, 2018, CP Achiras received two disbursements from the IIC—IFC Facility II for a total amount of US$50,700,000.

Pursuant to the Guarantee and Sponsor Support Agreement II, among other customary covenants for this type of facilities, we committed, until the Achiras project completion date, to maintain (i) a leverage ratio of (a) until (and including) December 31, 2018, not more than 4.00:1.00; and (b) thereafter, not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, our subsidiary, CP Renovables, and we, upon certain conditions, agreed to make certain equity contributions to CP Achiras.

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP Achiras as follows: (i) until the Achiras project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP Achiras; and (y) control of CP Achiras; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP Achiras; and (y) control of CP Achiras. In addition, (ii) after Achiras project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP Achiras and CP Renovables; and (y) control of each of CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP Achiras.

The Achiras “project completion date” is expected to occur in the first quarter of 2019 and is defined in the common terms agreement as the date in which the commercial operation date has occurred and certain other conditions have been met. For further information on the Achiras project see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Proposed Expansion of Our Generating Capacity.”

Castellana and Achiras Loans

On October 26, 2017 and October 30, 2017, CP La Castellana and CP Achiras S.A.U. (“CP Achiras”) entered into loans with Banco de Galicia y Buenos Aires S.A. in the amount of Ps.330 million (US$18.7 million, using the exchange rate as of the date of the disbursement) and Ps.175 million (US$9.9 million, using the exchange rate as of the date of the disbursement), respectively, for the development of renewable energy projects that were awarded by the Secretary of Electric Energy (the “Castellana and Achiras Loans”). The Castellana and Achiras Loans accrue interest at an interest rate equal to BADLAR private banks plus a 3.10% margin and shall mature on the dates that are two years from the execution and disbursement. The proceeds from these loans will be used to finance the Achiras Project and the La Castellana Project. We have fully, unconditionally and irrevocably guaranteed, as primary obligor, all payment obligations assumed and/or to be assumed by CP La Castellana and CP Achiras under these loans and any other ancillary document related to them.

On November 10, 2017, CP La Castellana and CP Achiras entered into two short-term bridge loans with Banco de Galicia y Buenos Aires S.A. in the amount of US$35 million and US$18 million, respectively, for the acquisition of wind turbines. These loans accrue interest at an annual interest rate of 3.6% and mature on January 9, 2018. On December 21, 2017, CP La Castellana and CP Achiras entered into two short-term bridge loans with Banco de Galicia y Buenos Aires S.A. in the amount of US$9 million and US$5.8 million, respectively, for the acquisition of wind turbines. These loans accrue interest at an annual interest rate of 3.6% and mature on February 19, 2018. On December 22, 2017, CP La Castellana and CP Achiras entered into two short-term bridge loans with Banco de Galicia y Buenos Aires S.A. in the amount of US$6.5 million and US$3.2 million, respectively, for the acquisition of wind turbines. These loans accrue interest at an annual interest rate of 3.6% and mature on February 20, 2018. On January 17, 2018, CP Achiras entered into a short-term bridge loan with Banco de Galicia y Buenos Aires S.A. in the amount of US$7 million, for the acquisition of wind turbines. This loan accrues interest at an annual interest rate of 3.1% and matures on March 18, 2018.

On January 9, 2018, CP La Castellana applied the funds from the IIC—IFC Facility I to prepay all of its outstanding short-term bridge loans with Banco de Galicia y Buenos Aires S.A. On April 9, 2018, CP Achiras applied the funds from the IIC—IFC Facility II to prepay US$18 million of its outstanding short-term bridge loans with Banco de Galicia y Buenos Aires S.A. and on April 10, 2018, CP Achiras applied the funds from the IIC—IFC Facility II to prepay the remaining US$16 million of its outstanding short-term bridge loans with Banco de Galicia y Buenos Aires S.A., effectively cancelling all the outstanding bridge loans with such entity.

Item 5.C Research and Development, patents and licenses, etc.

We do not have any significant policies or projects relating to research and development, and we own no patents or licenses.

Item 5.D Trend Information

The following discussion includes forward-looking statements based on our management’s current beliefs, expectations and estimations. Forward-looking statements involve inherent risks and uncertainties. Our future operating and financial performance may differ materially from these forward-looking statements, including due to many factors outside of our control. We do not undertake any obligation to update forward-looking statements in the event of changed circumstances or otherwise. For more information, see “Forward-Looking Statements” and “Item 3.D.—Risk Factors” in this annual report.

We expect that our operating and financial performance in the future will benefit from the increases we expect in our power generation capacity. We have been awarded three wind farm projects (Achiras with 48 MW of awarded electric capacity, La Castellana with 99 MW of awarded electric capacity and La Genoveva I with 86.6 MW of awarded electric capacity) and two co-generation projects (Terminal 6 San Lorenzo with an awarded electric capacity of 330 MW and 317 MW for the winter and summer, respectively, and Lujan de Cuyo with an awarded electric capacity of 93 MW and 89 MW for the winter and summer, respectively). Two of these wind farm projects (Achiras and La Castellana) are currently under construction and we expect them to commence operating between the second and third quarter of 2018. We expect the Terminal 6 San Lorenzo cogeneration project to commence operations during the third quarter of 2019, and the La Genoveva I wind farm and the Lujan de Cuyo cogeneration projects to commence operations during the first quarter of 2020. The development of new projects involves risks and we cannot assure you that these projects will commence operations on time and on budget, nor can we assure you that these projects will perform as expected. For a description of these awarded projects and of our expected capital expenditures in connection with them, see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Proposed Expansion of Our Generating Capacity”. In addition, as described in “Our Competitive Strengths—Attractive Growth Pipeline”, we are also working on several other potential expansion projects for which no bidding process has yet been launched, including additional wind farms with an aggregated projected installed electric capacity of 394.67 MW for which we have undertaken wind studies, and, in some cases, requested dispatch priority from CAMMESA under the regulatory framework to make agreements between privates parties (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”); and combined cycle plants with an aggregate projected installed capacity of 1,456 MW of electricity, which we partially plan to support with three gas turbines we have already acquired, which totals an installed capacity of 969 MW operating under a simple cycle configuration, and land rights we have already obtained. If the Argentine government opens new auction processes and we are awarded these potential wind farms and combined cycle projects, or if we are able to enter into PPAs with private parties under Resolution 281-E/17 for renewable energy, we expect that these additional projects could commence operations at the end of 2020. We cannot assure you that the Argentine government will open new auction processes or that we will be awarded these projects on favorable terms or at all, nor can we assure you that these projects will be developed as currently expected. See “Item 3.D. Risk Factors—Risks Related to our Business—Factors beyond our control may affect our ability to win public bids for new generation capacity, or affect or delay the completion of new power plants once we have been awarded projects”.

In terms of energy tariffs, we believe that the Argentine government will continue to narrow the gap in fixed capacity tariffs paid by CAMMESA between the generation plants regulated under Energía Base, which is the regulatory framework applicable to the majority of our current operating assets, and prices awarded in recent auction contracts for generation projects with thermal sources pursuant to Resolution 287/2017. During 2017, Energía Base tariffs were converted into U.S. dollar denominated rates and increased significantly compared to the tariffs in effect at the beginning of the year. In 2018 and 2019, we expect these tariffs to continue to increase. In addition, the gap in variable remuneration paid by CAMMESA between thermal plants and other sources of energy such as hydro plants, which currently receive substantially lower variable remuneration is expected to be closed in 2018. In this sense, we also expect the Argentine government to restore term market sales under contracts for conventional energy, including hydroelectric energy, which has been largely suspended since February 2013. Through this market, generators would be able to freely enter into agreements with Large Users. We believe that this mechanism is likely to be another way to reduce the price gaps mentioned above. We have no control over these tariffs and cannot assure you that the tariffs will increase as expected or at all nor that the Argentine government will restore term market sales under contracts for conventional energy. See “Item 3.D. Risk Factors—Risks Relating to the Electric Power Sector in Argentina—The Argentine government has intervened in the electric power sector in the past, and is likely to continue intervening” and “Item 3.D.—Risk Factors—Risks Relating to Our Business—Our results depend largely on the compensation established by the Secretariat of Electric Energy and received from CAMMESA”.

In terms of the performance of our plants, we estimate that our existing plants will achieve availability factors consistent with their average historical performances over the past ten years and in the case of our expansion co-generation and potential combined cycle projects that the plants will achieve availability factors consistent with the assurances provided by our vendors. We also estimate that the capacity factor of our hydro plant will be consistent with its historical average performance since the plant was awarded its concession in 1994 and that the capacity factor of our wind farm projects will be consistent with our wind studies that have been certified by renowned international experts. However, we cannot assure you that the expected availability factors and capacity factor will be consistent with past performance or with the assurances provided by vendors.

A substantial portion of our remuneration is currently based on fixed capacity and not generation levels. We expect that electricity demand in Argentina will continue to grow at approximately 3% per year in line with historical average growth since 1996, and that, despite the awarding of new generation capacity, our main units will maintain their approximate dispatch order because of the efficiency and positioning of our power plants within Argentina’s electricity system. The operation of our various units involves risks and we cannot assure you that we will achieve this performance in the future. See “Item 3.D. Risk Factors—Risks Related to our Business—Factors beyond our control may affect our ability to win public bids for new generation capacity, or affect or delay the completion of new power plants once we have been awarded projects” and “Item 3.D.—Risk Factors—Risks Relating to the Electric Power Sector in Argentina—Our power plants are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance”.
Additionally, we expect that our steam production will be affected by the La Plata Plant Sale but will recover in 2020 when our awarded co-generation projects are expected to be online. The concession for our hydro plant expires in 2023 and we believe that we are well-positioned to achieve the extension of this concession. However, we cannot assure you that we will achieve the extension of the concession for our operation of our Piedra del Águila plant (“Item 3.D.—Risk Factors—Risks Relating to Our Business—The non-renewal or early termination of the HPDA Concession Agreement would adversely affect our results of operations”). We also expect to begin to receive FONINVEMEM payments with respect to the Vuelta de Obligado plant as from the commencement of its operations, which occurred on March 20, 2018, and continue to receive FONINVEMEM payments with respect to the San Martin and Belgrano plants until the 10th year anniversary of their operations, which is March 2020.

In terms of our main costs, we expect that during 2018 the Argentine government will again allow generators to purchase the fuel needed for the operation of their thermal power plants. If this regulation is implemented and the supply arrangements can be conducted in line with the practice prior to 2009, we expect to have the opportunity to generate an additional operating gross margin resulting from our purchases of fuel oil and natural gas. Until 2009, we were able to generate gains resulting from savings in the purchase of fuel oil, which savings were equal to the difference between the cost of fuel oil actually paid by CAMMESA and the cost of fuel oil to us. Regarding our purchases of natural gas, for the recently-awarded San Lorenzo co-generation project, for instance, we obtained quotes for natural gas at a price 10% lower than the current reference price established by CAMMESA for the purpose of calculating the cost of natural gas to generators. To obtain such additional operating gross margins, we expect to benefit from better fuel prices than the reference pass-through values provided by CAMMESA, given our scale as the largest private sector power company in Argentina, as measured by generated power, according to data from CAMMESA, and the diverse and strategic location of our power sector assets (see “Item 4.A. History and development of the Company—Our Competitive Strengths”). As an example of the estimated impact of this possible change, during 2017 the total cost of fuels (provided by CAMMESA) consumed by all our thermal power plants was approximately US$832 million, which was comprised of US$422 million of natural gas purchases, US$319 million of fuel oil purchases and US$91 million of gas oil purchases, taking into account 2017 fuel used at December 28, 2017 prices. With respect to our co-generation projects and potential future combined cycle projects, fuel will be obtained by us but fuel costs will be passed through to CAMMESA, as contemplated under the PPAs for our awarded co-generation projects. We also assume an increase in our number of employees related to our new projects, but we believe that salaries will remain in line with current levels in U.S. dollar terms. We cannot assure you that our operating or other costs will not increase at higher rates, that the Argentine government will again allow generators to purchase the fuel needed for the operation of their thermal power plants or that we will be able to benefit from better fuel prices than the reference pass-through values provided by CAMMESA. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Government measures, as well as pressure from labor unions, could require salary increases or added benefits, all of which could increase companies’ operating costs”, “Item 3.D.—Risk Factors—Risks Relating to the Electric Power Sector in Argentina—We operate in a heavily regulated sector that imposes significant costs on our business, and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations” and “Item 3.D.—Risk Factors—Risks Relating to Our Business—Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, liquid fuel.”

Item 5.E Off-balance sheet arrangements

As of December 31, 2017, we did not have any off-balance sheet arrangement as defined in Form 20-F not disclosed in our audited consolidated financial statements.

Item 5.F Contractual Obligations

Contractual Obligations

The table below identifies the principal amounts of our main contractual obligations from continuing operations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2017. Peso amounts have been translated from U.S. dollar amounts at the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina for wire transfers (divisas) on December 29, 2017 of Ps.18.65 to US$1.00.

Payment and Purchase Obligations

		Payments due by period(7)
	Currency	Maturity	Total at December 31,2017	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
				(in thousands of Ps.)
Bank debt	Pesos		1,984,333	1,984,333	-	-	-
Debt with CAMMESA	Pesos		3,877,693	2,035,021	1,822,704	19,968	-
Maintenance contracts (long-term service agreements)	U.S. dollars		3,243,168	278,512	875,402	936,402	1,152,476
Natural gas contracts	U.S. dollars		14,340,827	57,941	653,863	1,690,346	11,938,676
Gas transmission and distribution contracts	Pesos andU.S. dollars		88,474	88,474	-	-	-
Provincial fees and royalties	Pesos		1,348,943	179,207	509,532	592,319	67,885
Construction of wind farms Achiras, La Castellana and La Genoveva I	U.S. dollars	Varies	3,621,176	1,482,005	2,139,171	-	-
Construction of San Lorenzo Terminal 6 and Lujan de Cuyo plants	U.S. dollars	Varies	6,894,375	2,011,934	4,882,441	-	-
Long term benefits to employees	Pesos	Varies	113,097	22,679	16,609	11,982	61,827

(1)	Short-term bank loans and short-term bridge loans with Banco de Galicia y Buenos Aires S.A. for the acquisition of wind turbines.
(2)
Debt pursuant to Secretariat of Energy Resolution 146 totaling Ps. 2.91 billion with an estimated maturity on March 2021 and a loan with CAMMESA totaling Ps. 965.1 million. With respect to this last loan, because CAMMESA did not establish a term for the loan (which was used to purchase a GE turbine), we have included this amount as debt with payments due in less than 1 year, the shortest possible maturity category in the chart above. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine Government.”

(3)
The GE combined cycle maintenance contract expires on December 31, 2024; the Siemens combined cycle (Luján de Cuyo) maintenance contract expires on September 30, 2024; the Alstom co-generation unit (Luján de Cuyo) maintenance contract expires on March 1, 2019 the Achiras and La Castellana maintenance contract expires 10 years after the start of the commercial operation of each project. The amounts listed above depend, in part, on the generation of the applicable machinery and the type of fuel used, and we have made certain assumptions with respect to these factors, among others, utilizing models and software provided by CAMMESA, for purposes of estimating the amounts included in the table above.

(4)
We have a a natural gas contract for the purchase of gas for Luján de Cuyo plant with YPF that expires on January 1, 2019. The amounts listed above depend, in part, on the generation of the applicable machinery and the type of fuel used, and we have made certain assumptions with respect to these factors, among others, utilizing models and software provided by CAMMESA, for purposes of estimating the amounts included in the table above.

(5)
The Luján de Cuyo transmission and distribution contract expires on March 31, 2018. The amounts listed above depend, in part, on the generation of the applicable machinery, and we have made assumptions with respect to this factor, among others, utilizing models and software provided by CAMMESA, for purposes of estimating the amounts included in the table above.

(6)	Based on our internal estimates of the electric power generated by the Piedra del Águila plant, with expected future water flows.
(7)
The table excludes the plant payment and purchase obligations of the La Plata plant which, as of December 31, 2017, was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale.

Sales Obligations

The table below identifies the principal amounts of our main sales obligations from continuing operations and corresponding payments due to us as of December 31, 2017 and the breakdown of when payments are due. The below obligations are not derived from the Energía Base. With respect to electric power sales, we agree to supply power to customers or purchase the energy for the customer. With respect to steam sales, we agree to provide a certain volume of energy production per hour (except during scheduled maintenance). In the event we cannot offer the agreed upon volume of energy in connection with our steam sales, we must pay penalties. Electric power sales and steam sales are denominated in U.S. dollars and were converted into pesos below at Ps.18.649 to US$1.00, which was the exchange rate quoted by the Banco de la Nación Argentina for U.S. dollars for wire transfers (divisas) as of December 29, 2017.

	Expected revenue by period
	Total at December 31,2017	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands of Ps.)
Electric power sales(1)(2)	29,405,961	650,748	2,357,026	2,685,145	23,713,042
Steam sales(1)(2)	20,948,302	157,979	1,327,258	3,287,876	16,175,189
Total	50,354,263	808,727	3,684,284	5,973,021	39,888,231

(1)
Prices are generally determined by agreements or formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these sales obligations for purposes of the table are based on current market prices as of December 31, 2017, and expected generation and demand estimated at that date, and may not reflect actual future prices of these commodities, or the real demand. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only, and are fixed for the entire period. The amounts above are based on internal estimates of demand from our customers, based on prior years, and they do not include the agreements for the sale of energy entered into after December 31, 2017.

(2)
The table excludes the sales of the La Plata plant which, as of December 31, 2017, was classified as a disposal group held for sale and its respective results as a discontinued operation in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale.”

Item 5.G Safe Harbor

See the discussion at the beginning of this annual report under the heading “Forward-Looking Statements” for forward-looking statement safe harbor provisions.

Item 6. Directors, Senior Management and Employees

Board of Directors

We are managed by our Board of Directors in accordance with the Argentine Corporate Law. Our Board of Directors makes management decisions, as well as those expressly set forth in the Argentine Corporate Law, our bylaws and other applicable regulations. In addition, our Board of Directors is responsible for carrying out shareholders’ resolutions and fulfilling particular tasks expressly delegated by the shareholders.

According to our bylaws, our Board of Directors must be composed of 11 directors, and our shareholders may also appoint an equal or lesser number of alternate directors. As of the date of this annual report, our Board of Directors is composed of 11 directors and 11 alternate directors. All of our directors reside in Argentina.

Directors and their alternates are appointed for a term of one year by our shareholders during our annual shareholders’ meetings. Directors may be reelected. Shareholders are entitled to elect up to one-third of the vacant seats by cumulative voting pursuant to Section 263 of the Argentine Corporate Law. Pursuant to Section 257 of the Argentine Corporate Law, the directors maintain their positions until the following annual ordinary shareholders’ meeting where directors are appointed.

The latest election relating to our Board of Directors took place at the ordinary shareholders’ meeting held on April 28, 2017.

During the first board meeting after directors have been appointed, they must appoint a chairman and vice-chairman of the board. The vice-chairman would automatically and temporarily replace the chairman in the event that the chairman is absent, resigns, dies, is incapacitated or disabled, removed or faces any other impediment to serve as chairman. A new chairman must be elected within ten days from the seat becoming vacant. The election of a new chairman must take place only if the situation that gives rise to the re-election is expected to be irreversible during the remaining term of office.

According to Section 26 of our bylaws, our Board of Directors has the broadest powers and authorities in connection with our direction, organization and administration, with no limitations other than those set forth by the applicable laws and regulations. The chairman is our legal representative.

The following table sets forth the current composition of our Board of Directors:

Name	Title	Date of first appointment to the board	Date of expiration of current term	Date of birth
Jorge Carlos Bledel	Director	February 24, 2010	December 31, 2017	April 19, 1954
Juan José Salas*	Director	September 9, 2015	December 31, 2017	February 23, 1960
Osvaldo Arturo Reca	Vice-Chairmanof the Board	April 5, 2011	December 31, 2017	December 14, 1951
Miguel Dodero*	Director	September 9, 2015	December 31, 2017	February 16, 1955
Gonzalo Alejandro Pérès Moore	Chairman ofthe Board	November 14, 2006	December 31, 2017	May 29, 1952
Gonzalo Sundblad*	Director	April 28, 2017	December 31, 2017	October 18, 1964
Rufino Escasany	Director	April 28, 2017	December 31, 2017	March 25, 1985
Jorge Eduardo Villegas	Director	April 28, 2017	December 31, 2017	January 9, 1949
Cristián Lopez Saubidet*	Director	April 15, 2009	December 31, 2017	September 26, 1974
Mario Luis Espada*	Director	April 29, 2016	December 31, 2017	September 12, 1951

Name	Title	Date of first appointment to the board	Date of expiration of current term	Date of birth
Liliana Amelia Murisi*	Director	April 28, 2017	December 31, 2017	March 30, 1967
Enrique Gonzalo Ballester*	Alternate Director	April 28, 2017	December 31, 2017	January 19, 1954
Justo Pedro Sáenz	Alternate Director	April 10, 2008	December 31, 2017	May 2, 1958
Marcelo Atilio Suvá	Alternate Director	April 15, 2009	December 31, 2017	July 27, 1948
Juan Carlos Martín Casas*	Alternate Director	September 21, 2015	December 31, 2017	April 14, 1955
Diego Fernando Miguens	Alternate Director	January 30, 2007	December 31, 2017	January 25, 1955
Mario Elizalde	Alternate Director	February 11, 2007	December 31, 2017	July 26, 1954
Alejandro Joaquín de Anchorena	Alternate Director	September 21, 2015	December 31, 2017	March 29, 1984
Eduardo José Escasany	Alternate Director	April 29, 2016	December 31, 2017	May 19, 1984
Pablo Javier Vega*	Alternate Director	September 21, 2015	December 31, 2017	September 29, 1972
Juan Pablo Gauna Otero*	Alternate Director	April 28, 2017	December 31, 2017	October 10, 1976
Pablo Hourbeigt*	Alternate Director	April 28, 2017	December 31, 2017	November 6, 1965

*	Independent directors according to CNV rules, which differ from NYSE requirements for U.S. issuers.

Note: Notwithstanding expiration of current term, under the company, bylaws, directors continue to serve in their capacity until the next shareholders’ meeting.

The following are the academic and professional backgrounds of the members of our Board of Directors. The business address of each of the members of our Board of Directors is Avda. Thomas Edison 2701, Buenos Aires, Argentina.

Jorge Carlos Bledel has served as member of our Board of Directors since 2010. He has held different positions in various private sector companies, including vice chairman of BBVA Francés Valores Sociedad de Bolsa S.A., manager of Crédito del Banco del Interior y Buenos Aires, commercial manager of Corporación Metropolitana de Finanzas, financial manager of BBVA Banco Francés S.A. and wholesale and retail banking director of BBVA Banco Francés S.A. Additionally, he served as director of Credilogros Compañía Financiera S.A.

Juan José Salas holds a degree in Engineering from the Universidad de La Plata. He has been a member of our Board of Directors since 2015. From 1983 to 1984, he completed postgraduate studies at the Instituto de Altos Estudios Empresariales. From 2010 to 2014, he served as alternate director of Caputo S.A. Mr. Salas has also served as operations and information systems manager of Autopistas del Sol S.A. since 2010.

Osvaldo Arturo Reca holds a degree in Engineering from the Universidad Católica Argentina. He also received an advanced degree in 1977 from North Carolina State University in the United States. He has been a member of our Board of Directors since 2011. From 1980 to 1984, he was a shareholder and director of Ingeniería de Avanzada S.A., a company engaged in the deployment of sanitary and gas facilities for housing developments. From 1984 to 1989, he served as general manager of Dufalp S.A., a leading company within the clothing industry (“Dufour” was its principal brand). From 1989 to 2002, Mr. Reca served as commercial, operating and planning manager of Alpargatas S.A., a leading company in the clothing and footwear industry. He then developed an agricultural project for cereal and oilseeds production, which he still runs as of the date of this annual report. In addition, he currently serves as director of DGCE, IGCU and IGCE, and chairman of ESSA. He also served as vice chairman of HPDA from 2012 to 2015 and as a director of Transportadora de Gas del Norte S.A., Edesur S.A. and PB Distribución S.A.

Miguel Dodero holds a degree in Business Administration from the Universidad de Buenos Aires. He has been a member of our Board of Directors since 2015. He has previous work experience at Agencia Mar’tima Dodero S.A. and Compañía Argentina de Navegación Intercontinental S.A. He served as chairman of Dodero Inmobiliaria y Mandataria S.A. from 1990 to September 2014. Mr. Dodero has been chairman of M. Dodero Compañía de Servicios S.A. since 1990. In addition, he has been chairman of Full Logistics S.A. since 2008 and serves as a director of DGCU and DGCE.

Gonzalo Alejandro Pérès Moore holds a degree in Business Administration from the Universidad Católica Argentina. He has been a member of our Board of Directors since 2009 and also served in such capacity from 2006 to 2007. From 1997 to 2001, he was CEO of Showcenter, Argentina’s largest indoor entertainment center. From 1993 to 1996, he served as director of CCI Capital Investors S.A., the managing company of CEI Citicorp Holdings S.A., a leading investment company in telecommunications, cable, communications and Internet services in Argentina at that time. From 1982 to 1993, he was a senior manager of the international division and chief of investment banking of Banco Río de la Plata S.A. (“Banco R’o”), as well as director and manager of APDT and IRHE. While in Banco Río, Mr. Pérès Moore was in charge of the international public offerings of Telefónica de Argentina and Telecom de Argentina, as well as the securities and share swaps department. From 1977 to 1982, Mr. Pérès Moore held senior positions within Argentina’s banking sector, mainly in Banco Francés del Río de la Plata, a subsidiary of J.P. Morgan. He also currently serves as chairman of DGCU and DGCE and director of IGCU and IGCE. In addition, Mr. Pérès Moore is a member of the board of directors of various private sector companies, including RPM Gas S.A., CP Renovables, CP La Castellana, CP Achiras, RMPE Asociados S.A. (“RMPE,” formerly known as SADESA Servicios S.A.), Gasinvest S.A., PB Distribución S.A., Distrilec Inversora S.A., Edesur S.A., RPE Distribución S.A., RPU Agropecuaria S.A. and Parques Eólicos Australes S.A.

Gonzalo Sundblad holds a degree in Industrial Engineering from Universidad Católica Argentina and, postgraduate degree in environmental matters from the Instituto Tecnológico de Buenos Aires (ITBA). From 2001 to 2005, he worked as business manager of IECA Economía y Negocios S.A. From 2005 to 2007, he worked as business manager of A C Taquini. From 2007 to 2012, he worked as business manager of Corporación América S.A. From 2012 to 2014, he worked as business manager of Impsa Group.

Rufino Escasany holds a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires (ITBA). From 2011 to 2016, he worked as consultant in Prinex S.A. From 2013 to 2016, he worked as operations analyst in Intelligent Energy Holding. Since 2016, he has served as director of Aspiring Citizens Cleantech Ltd.

Jorge Eduardo Villegas holds a degree in law from The University of Buenos Aires. Since his graduation, he has worked as a lawyer in the private sector, independently through his own law firm, Estudio Jorge Villegas & Asociados.

Cristian López Saubidet holds a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires (ITBA) and a Master’s degree in Business Administration from the University of California, Los Angeles. He has been a member of our Board of Directors since 2009. From 2005 to 2008, he worked for HSBC USA Inc. within the consumer loans and mortgages group. From 1998 to 2005, Mr. Saubidet worked as a consultant at Mckinsey & Co. Since 2008, he has served as director in many companies, including Patagonia Gold S.A., Agropecuaria Cantomi S.A. and San Miguel S.A., in which he has been member of the executive committee since 2014.

Mario Luis Espada holds a degree in law from the University of Morón. He has been a member of our Board of Directors since 2016. He currently holds a seat as an alternate in the House of Representatives of the Argentine Congress. He also served as mayor of the Municipality of Pellegrini for one term and as mayor of the Municipality of Tres Lomas for two terms. He is an adjunct professor of finance and financial law at the University of Morón’s Law and Social Sciences School. He previously served as director at Tres Lomas Automotores S.A.C.I y F. and Hernandez, Vehulst y Espada S.A.

Liliana Amelia Murisi holds a degree in Accounting from the Universidad Nacional de Córdoba and a post-graduate degree in Financial Administration of Public Sector from the Universidad Nacional del Comahue. She currently serves as administrative assistant of the Neuquén Province Legislature. From 1997 to 2007, she served as auditor of the Court of Accounts of the Province of Neuquén. From 2004 to 2005, she served as professor of public finances at Centro de Estudios Terciarios Norpatagónicos and as a judicial expert in labor matters.

Enrique Gonzalo Ballester holds a degree in Economics from the Universidad Católica Argentina. From 1995 to 2016, he served as senior operator in the department of finance of Banco de Galicia y Buenos Aires S.A. Since 1990, he has served as director of various companies, including Quenuma S.A., Lanceros Civicos S.A. y Guardia Cívica S.A. He currently is alternate director of Lanceros Civicos S.A.

Justo Pedro Sáenz completed the “Advanced Management Program” at The Wharton School, University of Pennsylvania in the United States. He has served as alternate director of our Board of Directors since 2008. He has served as administration and human resources manager of Central Puerto since 2007. From 2005 to 2007, he worked at Cima Investments in the new business area. From 2003 to 2005, he served as Chief Financial Officer of Banco de Servicios y Transacciones S.A. In 2002, he co-founded Idun Inversiones S.A. From 2000 to 2001, he held the pos1ition of partner and finance manager of Softbank Latin America Ventures, Venture Capital Fund. From 1984 to 2000, he worked at Merchant Bankers Asociados, MBA Banco de Inversiones, MBA Sociedad de Bolsa. He has been a partner of Merchant Bankers Asociados since 1992, which was affiliated with Salomon Brothers and the investment company of Nicholas Brady, former U.S. Secretary of Treasury. In addition, he currently serves as alternate director of DGCU, DGCE, Parques Eólicos Australes S.A., CP Renovables, CP Patagones S.A.U., CP Achiras, CP Achiras II S.A.U. and CP La Castellana.

Marcelo Suvá holds a degree in Economics from the Universidad Católica Argentina. He has served as alternate director of our Board of Directors since 2008. He was, shareholder of Coinvest S.A., a private equity company, as well as of MBA Banco de Inversiones S.A., a leading Argentine investment bank in financial counseling, where he also was member of its board of directors and took part in various M&A transactions. In addition, he serves as alternate director of RMPE and RPE Distribución S.A. He also served as director of HNQ.

Juan Carlos Martín Casas holds a bachelor’s degree in Economics from the University of Maryland and an MBA degree from The George Washington University in the United States. He has served as alternate director of our Board of Directors since 2015. From 2004 to 2007, he was president of Merrill Lynch Argentina S.A and served as managing director from 1998 to 2004. He also held positions at Booz Allen and Hamilton in New York and Merchant Bankers Asociados in Buenos Aires. He currently serves as director of Distrilec S.A.

Diego Fernando Miguens has served as alternate director of our Board of Directors since 2015. He has worked for different companies in the agricultural and investment industries. In addition, he served as director and chairman of El Cardan S.A., ISA S.A., Experience Patagonia S.A. and Inversiones Delta S.A., among others. He is currently member of the board of directors of Plusener S.A., MB Holding S.A. and Abrojo Alto S.A.

Mario Elizalde holds a degree in Agricultural Engineering from the Universidad Católica Argentina and, Masters of Science degree from Texas A&M University. From 1995 to 1999, he served as General Manager of Call Center SA, a company that provides value-added telecommunications services to the Citycorp Equity Investments group. From 1982 to 2010, he was manager and agronomic advisor to his family business. From 2000 to 2007, he served as executive director of Telinver S.A., a Telefónica Group company. From July 2007 to September 2015, he served as director of our company and was a member of our Audit Committee. He is currently member of the board of director of DGCU.

Alejandro Joaquín de Anchorena holds a degree in Industrial Engineering from the Universidad Católica Argentina and a postgraduate degree from IE Business School, Madrid, Spain. He has served as alternate director of our Board of Directors since 2015. He worked for Unilever S.A. from 2008 to 2011. He then worked for two years at Ford Argentina S.A. within the strategic planning area. He currently serves as director of San Miguel S.A. and is an associate at Hermes Management Consulting.

Eduardo José Escasany holds a degree in Economics from the Universidad Católica Argentina. Over the last 30 years, he has served as chairman of the board of directors of various companies, including Banco de Galicia y Buenos Aires S.A., Banelco S.A., Banco de Galicia Uruguay S.A. and Casa Escasany S.A. He also was member of the board of director of Bolsa de Comercio de Buenos Aires, Consejo Empresario Argentino and Institute of International Finance. He is currently chairman of the board of directors of Grupo Financiero Galicia S.A. and Helena Emprendimientos Inmobiliarios S.A., and he serves as alternate director of RPE Distribución S.A. and Hidro Distribución S.A.

Pablo Javier Vega holds a degree in Industrial Engineering from the Universidad Católica Argentina. He has served as alternate director of our Board of Directors since 2015. He has previous work experience at Empresa Provincial de Energía de Neuquén. In addition, from January 2004 to April 2005, he served as mining executive manager of the Mining and Electricity Provincial Agency of Neuquén Province. He currently serves as technical coordinator in the Ministry of Energy and Utilities of the Province of Neuquén.

Juan Pablo Gauna Otero holds a degree in Accounting from the Universidad Argentina JF Kennedy. In addition, he took a graduate level course in Executive Business Administration in IAE Business School. From 2010 to 2012, he served as finance manager of BTM Argentina. He is currently a member of the boards of directors of the following companies: Delta del Plata S.A., Patagonia Gold S.A., Minera Minamalu S.A., Cheyenne S.A., Plusener S.A. and MB Holding S.A.

Pablo Hourbeigt holds a degree in law from University of Buenos Aires and a post graduate degree in Administrative Law from The Universidad Austral. Since 1998 he has developed his professional activity in the field of Energy Law and the Regulation of Public Services. Mr. Hourbeigt was legal coordinator of the Under Secretariat of Electric Power of the Nation during 2000 and 2001, and since 2016 he has directed the legal affairs department of the Administration Committee of the Federal Electric Transportation Trust Fund. He is currently member of the board of directors of the following companies: Central Térmica Güemes S.A., Ormazabal Argentina S.A., Transpa S.A., Benefit Marketing S.A., Hourbeigt Abogados S.A. and Central Dique S.A.

Duties and Liabilities of Directors

Directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Under Section 274 of the Argentine Corporate Law, directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating any law or the bylaws or regulations, if any, and for any damage to these parties caused by fraud, abuse of authority or gross negligence. The following are considered integral to a director’s duty of loyalty: (i) the prohibition on using corporate assets and confidential information for private purposes; (ii) the prohibition on taking advantage, or allowing another to take advantage, by action or omission, of the business opportunities of the corporation; (iii) the obligation to exercise board powers only for the purposes for which the law, the corporation’s bylaws or the shareholders’ or the board of directors’ resolutions were intended; and (iv) the obligation to take strict care so that acts of the board do not go, directly or indirectly, against the corporation’s interests. A director must inform the board of directors and the Supervisory Committee of any conflicting interest he or she may have in a proposed transaction and must abstain from voting thereon.

In general, a director will not be held liable for a decision of the board of directors, even if that director participated in the decision or had knowledge of the decision, if (i) there is written evidence of the director’s opposition to the decision and (ii) the director notifies the Supervisory Committee of that opposition. However, both conditions must be satisfied before the liability of the director can be contested before the board of directors, the Supervisory Committee or the shareholders or relevant authority or the commercial courts.

Section 271 of the Argentine Corporate Law allows directors to enter into agreements with the company that relate to such director’s activity and under arms’ length conditions. Agreements that do not satisfy any of the foregoing conditions must have prior approval of the board of directors (or the Supervisory Committee in the absence of board quorum), and must be notified to the shareholders at a shareholders’ meeting. If the shareholders reject the agreement, the directors or the members of the supervisory committee, as the case may be, shall be jointly and severally liable for any damages to the company that may result from such agreement. Agreements that do not satisfy the conditions described above and are rejected by the shareholders are null and void, without prejudice to the liability of the directors or members of the Supervisory Committee for any damages to the company.

The acts or agreements that a company enters into with a related party involving a relevant amount shall fulfill the requirements set forth in Section 72 and 73 of Law No. 26,831. Under Section 72, the directors and syndics (as well as their ascendants, descendants, spouses, brothers or sisters and the companies in which any of such persons may have a direct or indirect ownership interest) are deemed to be a related party. A relevant amount is considered to be an that which exceeds 1.00% of the net worth of the company as per the latest balance sheet. The board of directors or any of its members shall require from the audit committee a report stating if the terms of the transaction may be reasonably considered adequate in relation to normal market conditions. The company may proceed with the report of two independent evaluating firms that shall have informed them about the same matter and about the other terms of the transaction. The board of directors shall make available to the shareholders the report of the audit committee or of the independent evaluating firms, as the case may be, at the main office on the business day after the board’s resolution was adopted and shall communicate such fact to the shareholders of the company in the respective market bulletin. The vote of each director shall be stated in the minutes of the board of directors approving the transaction. The transaction shall be submitted to the approval of the shareholders of the company when the audit committee or both evaluating firms have not considered the terms of the transaction to be reasonably adequate in relation to normal market conditions. In the case where a shareholder demands compensation for damages caused by a violation of Section 73, the burden of proof shall be placed on the defendant to prove that the act or agreement was in accordance market conditions or that the transaction did not cause any damage to the company. The transfer of the burden of proof shall not be applicable when the transaction has been approved by the board of directors with the favorable opinion of the audit committee or the two evaluating firms.

We may initiate causes of action against directors if so decided at a meeting of the shareholders. If a cause of action has not been initiated within three months of a shareholders’ resolution approving its initiation, any shareholder may start the action on behalf of and on the company’s account. A cause of action against the directors may be also initiated by shareholders who object to the approval of the performance of such directors if such shareholders represent, individually or in the aggregate, at least 5.00% of the company’s capital stock.

Except in the event of our mandatory liquidation or bankruptcy, shareholder approval of a director’s performance, or express waiver or settlement approved by the shareholders’ meeting, terminates any liability of a director vis-à-vis the company, provided that shareholders representing at least 5.00% of the company’s capital stock do not object and provided further that such liability does not result from a violation of law or the company’s bylaws.

Under Argentine law, the board of directors is in charge of the company’s management and administration and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine Corporate Law, the company’s bylaws and other applicable regulations. Furthermore, the board of directors is responsible for the execution of the resolutions passed in shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders.

Meetings, Quorum, Majorities

Pursuant to Section 23 of our bylaws, our Board of Directors’ meetings require a quorum of an absolute majority of its members. Our Board of Directors functions and acts upon the majority vote of its members present at its meetings either physically or via videoconferencing.

Our Board of Directors’ minutes must be drafted and signed by directors and syndics who are present at the meeting within five days from the date on which it was held. Members of our Supervisory Committee must register in the minutes the names of the directors who have participated in the meeting remotely and that the decisions made therein were made in accordance with the law. The minutes must include the statements from directors participating in person and remotely and must state their respective votes on each decision made.

The chairman, or the individual acting in lieu of the chairman pursuant to applicable law, may call meetings when deemed convenient, or when so required by any director or the supervisory committee. The meeting must be called within five days from the request; otherwise, the meeting may be called by any of the directors. Our Board of Directors’ meetings must be called in writing and notice thereof must be given to the address reported by each director. The notice must indicate the date, time and place of the meeting and the meeting agenda. Business that is not included in the notice may be discussed at the meeting only to the extent all permanent directors are present and have cast their unanimous vote.

Compensation

Our shareholders fix our directors’ compensation, including their salaries and any additional wages arising from the directors’ permanent performance of any administrative or technical activity. Compensation of our directors is regulated by the Argentine Corporate Law and the CNV regulations. Any compensation paid to our directors must have been previously approved at an ordinary shareholders’ meeting. Article 261 of the Argentine Corporate Law provides that the compensation paid to all directors and syndics in a year may not exceed 5.00% of net income for such year, if the company is not paying dividends in respect of such net income. The Argentine Corporate Law increases the annual limitation on director compensation to up to 25.00% of net income based on the amount of dividends, if any, that are paid. In the case of directors that perform duties at special commissions or perform administrative or technical tasks, the aforementioned limits may be exceeded if a shareholders’ meeting so approves, such issue is included in the agenda, and is in accordance with the regulations of the CNV. In any case, the compensation of all directors and members of the Supervisory Committee requires shareholders’ ratification at an ordinary shareholders’ meeting.

Certain of our directors perform managerial, technical and administrative functions. We compensate directors who perform such functions for their roles both as directors and as executive officers.

During the annual ordinary shareholders’ meeting convened for April 27, 2018, the shareholders will consider the approval of the directors’ fees that amounted to a total of Ps. 3,184,660.13 for services rendered in 2017, which were paid in 2017.

As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

Independence Criteria of Directors

In accordance with the provisions of Section 4, Chapter I, Title XII “Transparencia en el Ámbito de la Oferta Pública” and Section 11, Chapter III, Title II “Órganos de Administración y Fiscalización, Auditor’a Externa” of the CNV rules, we are required to report to the shareholders’ meeting, prior to vote the appointment of any director, the status of such director as either “independent” or “non-independent.” At present Juan José Salas, Miguel Dodero, Gonzalo Sundblad, Jorge Eduardo Villegas, Cristian López Saubidet, Mario Luis Espada, Liliana Murisi, Gonzalo Ballester, Juan Carlos Martín Casas, Pablo Javier Verga, Juan Pablo Gauna Otero and Pablo Hourbeigt are independent members of our Board of Directors according to the criteria established by the CNV, which may differ from the independence criteria of the NYSE and NASDAQ. See “—Audit Committee” for further details about independence requirements of the members of our Audit Committee at the time of the offering.

Corporate Governance

We have adopted a corporate governance code to put into effect corporate governance best practices, which are based on strict standards regarding transparency, efficiency, ethics, investor protection and equal treatment of investors. The corporate governance code follows the guidelines established by the CNV. We have also adopted a code of ethics and an internal conduct code designed to establish guidelines with respect to professional conduct, morals and employee performance.

Senior Officers

The following table sets forth the current composition of our management team:

Name	Title	Date of first appointment to position	Date of Birth
Jorge Rauber	CEO	2017	July 18, 1969
Fernando Roberto Bonnet	CFO	2010	March 23, 1977
Eduardo Nitardi	Engineering Director	2016	July 18, 1955
Alberto Francisco Minnici	Production Manager	2015	April 14, 1965
José Mar’a Saldungaray	Control, Planning and Works Manager	2014	February 18, 1967
Justo Pedro Sáenz	Administration Manager	2007	May 2, 1958
José Manuel Pazos	General Counsel, Head of Legal Area	2015	September 14, 1971
Rubén Omar López	Planning and Regulation Manager	2013	April 17, 1964
Hector Sergio Falzone	Commercial and Fuels Manager	2007	January 2, 1961
Leonardo Marinaro	Legal Affairs Manager	2007	April 25, 1963
Javier Alejandro Torre	Human Resources Manager	2016	April 19, 1967
Rubén Vázquez	Renewable Energy Manager	2015	March 5, 1962

The following are the academic and professional backgrounds of our senior management. The business address of each of the members of our senior management team is Avda. Thomas Edison 2701, Buenos Aires, Argentina.

Jorge Rauber holds a degree in Electrical Engineering from the Universidad Nacional de la Plata and post-graduate degree in Electrical Market Management from the Instituto Tecnológico de Buenos Aires (ITBA). From 1997 to 1999, Mr. Rauber worked as commercial manager of Hidroeléctrica El Chocón S.A. During 2000, he worked as planning manager of Endesa Chile. From 2000 to 2003, he worked as commercial manager of Central Térmica Dock Sud S.A. From 2003 to 2006, Mr. Rauber worked as commercial manager of AES Argentina Generación S.A. From 2001 to 2012, he served as a member of the boards of directors of the following companies: CAMMESA, TMB and Termoeléctrica Guillermo Brown. He also was AGEERA’s vice-president. From 2016 to 2017, he served as general manager of Subterraneos de Buenos Aires Sociedad del Estado.

Fernando Roberto Bonnet holds a degree in Accounting from the Universidad Nacional de Buenos Aires. In addition, from 2009 to 2010, he took a graduate level course in Executive Business Administration in IAE Business School, Universidad Austral. He has served as finance manager of our company since 2010 and, from 2008 to 2010, he also served as tax manager. He served as tax manager of Ernst & Young Argentina. Mr. Bonnet served as director of Distrilec Inversora S.A. and Edesur S.A. He currently serves as an alternate director of CP Renovables, CP La Castellana, CP Achiras, IGCU, IGCE and Parques Eólicos Australes S.A.

Eduardo Luis Nitardi holds a degree in Mechanical-Electric Engineering from the Universidad Nacional de Córdoba. In addition, from March 1999 to November 2000, he took a graduate level course of Master in Administration of the WEM in Instituto Tecnológico de Buenos Aires. From March 2002 to November 2002, Mr. Nitardi took a graduate level course in Direction Development in IAE Business School, Universidad Austral. Mr. Nitardi has 39 years of experience in the electric power industry both in the transmission and electric power generation segments. He has served as Central Puerto’s Engineering Director since 2016. Previously, he served as CEO of CVOSA from 2012 to 2015, planning and works manager of Central Puerto since 2011 to 2012, and Technical Director in Transener S.A. since 2008 to 2011. He served as technical manager in the same company since 1997 to 2008.

Alberto Francisco Minnici holds a degree in Electrical Engineering from the Universidad Tecnológica Nacional. Mr. Minnici has 31 years of experience in the electric power industry. He has served as Central Puerto’s Production Manager since 2015. Previously, he served as Plant Operations Manager of the Puerto Complex from 2012 to 2015 and as Plant Operations Manager of the combined cycle plant of the Puerto Complex located in the City of Buenos Aires from 2008 to 2012, among other positions within Central Puerto.

José Mar’a Saldungaray holds a degree in Electrical Engineering from the Universidad Nacional del Sur, Bah’a Blanca, Argentina. He has been our control, planning and works manager since 2014. He currently serves as director of CAMMESA, as alternate director of Proener S.A.U., OSA, TGM and DGCE. He also served as commercial manager of HPDA and was a member of the board of directors of CTM and LPC.

José Manuel Pazos holds a degree in law from the Universidad Católica Argentina. He also holds a postgraduate degree in Utilities’ Economic Regulation from the Universidad Austral. He has served as alternate director of our Board of Directors since 2015. From 1997 to 2002, he served as lawyer of the Argentine Energy Secretariat and Emprendimientos Binacionales S.A. (EBISA), and, from 2003 to 2014, he worked for the law firm, Bruchou, Fernández Madero & Lombardi. Between 2007 and 2008, he worked for Simpson Thacher & Bartlett LLP in New York. Currently he serves as alternate director of CP Renovables, CP La Castellana, CP Achiras and Parques Eólicos Australes S.A.

Rubén Omar López holds a degree in Electrical Engineering from the Universidad Tecnológica Nacional. He also holds a postgraduate degree in Business Management from Universidad de Buenos Aires. He has been our planning and regulation manager since 2013. He has more than 30 years of experience in the utilities sector, where he has held different positions both in technical and commercial areas. In addition, he served as alternate director of Distrilec Inversora S.A. and EDESUR S.A.

Hector Sergio Falzone holds a degree in Electrical Engineering from the Universidad Tecnológica Nacional – Facultad Regional de Tucumán. He has been our commercial and fuels manager since 2007. From April to August 2007, he served as fuels manager of Central Puerto, CTM and Ensenada S.A. He previously served as business director of generation for the southern hemisphere in CMS Operating S.A. and CMS Comesa S.A.

Leonardo Marinaro holds a degree in law from the Universidad Católica Argentina. He has been our legal affairs manager since 2007. Mr. Marinaro has served as director of La Plata Cogeneración S.A., CTM and Edesur S.A. He is currently a director of TGM, CP Renovables, CP La Castellana, CP Achiras and Parques Eólicos Australes S.A., and alternate director of DGCU, DGCE, ESSA, IGCU and IGCE.

Javier Alejandro Torre holds a degree in Human Resources from the University of Buenos Aires. He has been our human resources manager since 2016. He previously worked at ExxonMobil for almost 20 years, where he held different positions in the commercial and human resources areas. Before becoming our human resources manager, he was human resources manager of Argentine operations in LyondellBasell.

Rubén Vázquez holds a degree in Electrical Engineering from the Universidad Tecnológica Nacional Facultad Regional Buenos Aires. He has been our renewable energy manager since 2015. He has more than 30 years of experience in utilities where he held different positions both in technical and commercial areas and gained international utilities experience. He served as market director of Edesur until 2015 and is a member of the board of directors of Edesur and Distrilec Inversora S.A.

For the biography of Mr. Justo Pedro Sáenz see “—Board of Directors.”

Compensation

In 2017, our management received compensation and fees totaling Ps. 50,437,356.86, of which Ps. 13,275,835.98 consisted of an annual bonus. The annual bonus to management is normally between three and four times their salaries and is based on certain performance thresholds related to the amount of work performed and the importance of such work to our business. We also compensate directors who perform managerial, technical and administrative functions for their roles both as directors and as executive officers.

Audit Committee

Under the SEC rules applicable to corporate governance, we are required to maintain an audit committee. Each of the members of the audit committee must be financially literate and one must have accounting or related financial management expertise.

Pursuant to Law No. 26,831 and its implementing regulations, we are required to have an audit committee consisting of at least three members of our Board of Directors with experience in business, finance, accounting, banking and audit matters. Under CNV regulations, at least a majority of the members of the audit committee must be independent directors under CNV standards.

On April 16, 2017, CNV issued Resolution No. 730/2018, which modified the criteria and requirements applicable for directors of companies admitted to the public offering regime of its shares. The main changes introduced by Resolution No. 730/2018 are as follows:

●
Independent directors will cease to be independent after 10 years of holding a position of director, but will be eligible to return to their independent status three years after leaving office.

●
The threshold constituting a “significant participation” has been reduced from a 15% holding of capital stock to a 5% holding of capital stock;

●
The following criteria preclude a person from being considered “independent”: (i) being connected with the company or the company´s shareholders that have (direct or indirect) significant participations, or being connected with companies in which the aforementioned shareholders have (direct or indirect) significant participations; (ii) maintaining a frequent professional relation, of relevant nature and volume, with, or receiving remuneration or fees from, the company, its shareholders who have a (direct or indirect) significant participation, or companies in which the aforementioned shareholders have (direct or indirect) significant participations; (iii) maintaining a significant participation, through the possession of shares of the capital stock and/or the votes, in the company and/or in another company in which the company has a significant participation; (iv) on a regular basis, selling and/or providing goods and/or services of relevant nature and volume (directly or indirectly) to the company or to shareholders that have (direct or indirect) significant participations; (v) being the director, CEO, administrator or principal executive for a non-profit organization which has received funds in amounts exceeding those established by Resolution No. 30/2011 of the UIF (currently equivalent to Ps.300,000) from the company or its parent company; (vi) receiving any payments from the company or companies of the same group other than fees as a director or dividends as shareholder; and (vii) being a member of the administrative or supervisory committee and/or holding a significant participation (directly or indirectly) with respect to one or more companies that are registered as Agente de Negociación, Agente de Liquidación y Compensación y/o Agente de Corretaje de Valores Negociables.

It is necessary to comply with all the conditions of independence set forth above for at least three years before the appointment. Our Audit Committee is composed of three members designated by our Board of Directors who are financially literate. Mr. Miguel Dodero and Mr. Jorge Eduardo Villegas are independent under Rule 10A-3 under the Exchange Act (“Rule 10A-3”) and applicable NYSE standards, which are different from the general test for independence of board and committee members. Mr. Miguel Dodero is a financial expert within the meaning of the rules adopted by the Comission relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.

Independence Requirements under Commission Rule 10-A3

Pursuant to NYSE Rule 303A.06, we are required to have an audit committee that complies with Rule 10-A3. Under rule 10-A3, we are required to comply with certain independent standards. Each member of the audit committee must be independent and a member of the board of directors. Pursuant to Rule 10-A3, in order to be considered “independent”, a member of an audit committee of a listed issuer may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

●
accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

●	be an affiliated person of the issuer or any subsidiary thereof.

Additionally, as of the date of effectiveness, at least one of the members of the audit committee must meet the criteria for independence under Rule 10-A3. By the ninetieth day following the effectiveness date, all but one member of the board of directors must meet the criteria for independence under Rule 10-A3.

Within one year following the completion of this global offering, we expect that all members of our Audit Committee will either satisfy the independence requirements of the Commission and NYSE applicable to the audit committees of foreign private issuers or will qualify for an exemption under applicable rules, with the Rule 10A-3(b)(1)(iv)(A) exemption. The members of our Audit Committee are entitled to annual compensation in the form of a fixed salary. Our Audit Committee also has two alternate members, one of which is independent under Rule 10A-3 and applicable NYSE standards.

We will take the necessary measures to ensure that independent alternate members are available in order to fill possible vacancies. A quorum for a decision by the Audit Committee will require the presence of a majority of its members and matters will be decided by the vote of a majority of those present at the meeting. A chairman of the committee must be appointed during the first meeting after members of the committee have been appointed. The chairman of the committee may cast two votes in the case of a tie. Pursuant to our bylaws, the committee will pass resolutions by the affirmative vote of the majority of members present. Decisions of the Audit Committee will be recorded in a special corporate book and will be signed by all members of the committee who were present at the meeting. Pursuant to Section 17 Chapter III Title II of the CNV rules, the Audit Committee must hold at least one regularly scheduled meeting every three months.

Pursuant to Law No. 26,831, the Audit Committee, among other things:

●	advises on the Board of Directors’ proposal for the designation of external independent accountants and ensure their independence;

●
oversees our internal control mechanisms and administrative and accounting procedures and assesses the reliability of all financial and other relevant information filed with the CNV and other entities to which we report;

●	oversees our information policies concerning risk management;

●	provides the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;

●	advises on the reasonableness of fees or stock option plans for our directors and managers proposed by the Board of Directors;

●
advises on our fulfillment of legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in cases of capital increase in which pre-emptive rights are excluded or limited;

●	verifies the fulfillment of any applicable rules of conduct; and

●
issues grounded opinions on related-party transactions under certain circumstances and files such opinions with regulatory agencies as required by the CNV in the case of possible conflicts of interest.

Additionally, the Audit Committee is required to prepare an annual working plan and present it to the Board of Directors and the Supervisory Committee. Members of the Board of Directors, members of the Supervisory Committee and external independent accountants are required to attend the meetings of the Audit Committee if the Audit Committee so requests it, and are required to grant the Audit Committee full cooperation and information. The Audit Committee is entitled to hire experts and counsel to assist it in its tasks and has full access to all of our information and documentation.

The following chart shows the members of our Audit Committee according to the resolution passed at the Board of Directors’ meeting held on May 11, 2017:

Name	Title	Date of first appointment to position	Date of birth	Status(1)
Miguel Dodero	Member	May 16, 2016	February 16, 1955	Independent
Osvaldo Arturo Reca	Chairman	October 22, 2015	December 14, 1951	Non-Independent
Jorge Eduardo Villegas	Member	May 11, 2017	January 9, 1949	Independent
Jorge Carlos Bledel	Alternate Member	May 11, 2017	April 19, 1954	Non-Independent
Juan José Salas	Alternate Member	September 21, 2015	February 23, 1960	Independent

(1)	Status based on rules of the CNV and the Commission.

For the biographies of the members of our Audit Committee, see “—Board of Directors.”

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and are vested with the powers set forth by Law No. 19,550 and other applicable legal provisions. Any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expires on December 31, 2017.

Members of our Supervisory Committee are also authorized to attend Board of Directors’ and shareholders’ meetings, call extraordinary shareholders’ meetings and investigate claims brought in writing by shareholders who own more than 2.00% of our outstanding shares. Pursuant to the Argentine Corporate Law, only lawyers and accountants admitted to practice in Argentina and domiciled in Argentina or civil partnerships composed of such persons may serve as syndics in an Argentine sociedad anónima, or limited liability corporation. Following the registration of the 2016 Merger, members of our Supervisory Committee may call for an ordinary shareholders’ meeting, in the specific cases provided by law, as deemed necessary by any of them, or otherwise when so required by shareholders representing no less than 5.00% of our capital stock. Pursuant to Section 294 of the Argentine Corporate Law, our Supervisory Committee must review our books and records, when deemed convenient and at a minimum on a quarterly basis.

Following the registration of the amendment to our bylaws dated June 3, 2015, our Supervisory Committee holds meetings and makes decisions with the presence and affirmative vote of at least two of its members, notwithstanding the rights granted by law to the dissenting syndic. Before the registration of the 2016 Merger, meetings of the Supervisory Committee could be called by any of its members, its meetings were held with the attendance of all of its members and decisions were adopted by a majority of votes, notwithstanding the rights granted by law to the dissenting syndic.

Our Supervisory Committee must hold meetings at least once a month. Meetings may also be called at the request of any of its members within five days from the date the request is submitted to the chairman of our Supervisory Committee or our Board of Directors, as the case may be. Notice of all meetings must be given in writing to the address indicated by each syndic at the time of holding office.

Our Supervisory Committee must be presided over by one of its members, elected by a majority of votes, at the first meeting held every year. At that time, the member who will act in lieu of the chairman in his or her absence shall also be elected. The chairman represents our Supervisory Committee before our Board of Directors.

The following chart shows the members of our Supervisory Committee according to the resolution passed at the annual ordinary shareholders’ meeting held on April 28, 2017. According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV rules, all of our syndics and alternate syndics are independent.

Name	Office	Date of first appointment to position	Profession	Date of birth
Carlos C. Adolfo Halladjian	Syndic	2013	Public Accountant	March 8, 1977
Marcelino Diez	Syndic	2007	Public Accountant	August 8, 1943
Eduardo Antonio Erosa	Syndic	2013	Public Accountant	October 6, 1958
Horacio Ricardo Erosa	Alternate Syndic	2013	Public Accountant	December 21, 1961
Carlos Adolfo Zlotnitzky	Alternate Syndic	2016	Public Accountant	April 4, 1981
Mariano Luis Luchetti	Alternate Syndic	2016	Lawyer	May 3, 1973

The following are the academic and professional backgrounds of our Supervisory Committee members:

Carlos C. Adolfo Halladjian holds a degree in Accounting, magna cum laude, from the Universidad de Buenos Aires. He has served as a syndic of our Supervisory Committee since 2013. He has been a partner of the Halladjian y Asociados accounting firm since 2010. He serves as syndic of the following companies: CVOSA, TJSM, Empresa Distribuidora Sur Sociedad Anónima (EDESUR S.A, RPBC Gas S.A., CP Renovables, Magna Asset Management S.A., Central Aimé Painé S.A, CP La Castellana, CP Achiras, PB Distribución S.A. and Parques Eólicos Australes S.A.

Marcelino Diez holds a degree in Accounting from the Universidad de Belgrano. He has served as a syndic of our Supervisory Committee since 2007. From 1985 to 1995, he served as director of Noblex S.A. He is a syndic of Patagonia Gold S.A. and Minera La Paloma S.A.

Eduardo Antonio Erosa holds a degree in Accounting from the Universidad Católica Argentina in 1985. He has served as a syndic of our Supervisory Committee since 2013. He currently is CEO of Compañía Argentina de Navegación de Ultramar S.A. In addition, he is a syndic of LE Capital S.R.L, RPM Gas S.A., RPE Distribución S.A. and Hidro Distribución S.A.

Horacio Ricardo Erosa holds a degree in Accounting from the Universidad de Buenos Aires. He has served as an alternate syndic of our Supervisory Committee since 2013. He is currently member of the board of directors of Compañía Argentina de Navegación de Ultramar S.A. and also serves as syndic of LE Capital S.R.L., Las Margaritas S.A. and Inversiones Azpiroz S.A.

Carlos Adolfo Zlotnitzky holds a degree in Accounting from the Universidad de Buenos Aires. He has served as an alternate syndic of our Supervisory Committee since 2015. He works as an independent accountant and tax and accounting advisor for both legal entities and individuals. He currently serves as alternate syndic of DGCE, DGCU, IGCU, IGCE, Central Aime Painé S.A. and ESSA.

Mariano Lu’s Luchetti holds a degree in law from the Universidad Católica Argentina. He served as an alternate syndic of our Supervisory Committee in the past and was re-appointed in 2016. Mr. Luchetti is a partner at Bruchou, Fernández Madero & Lombardi. He is currently a member of the board of directors of Distrilec. Mr. Luchetti also serves as syndic for Proener S.A.U., RPBC Gas S.A., RPE Distribución S.A., CP Renovables, Parques Eólicos Australes S.A., CP La Castellana, CP Achiras, Pecom Servicios Energía S.A., Pecom Servicios Medioambientales S.A. and Skaneu S.A. and as an alternate syndic for Vuelta de Obligado S.A., RPM Gas S.A., PB Distribución S.A., Hidro Distribución S.A., Dique Uno Inversiones S.A., PCF S.A., PCFG Advisory S.A. and Sudaica S.A.

Compensation

During the annual ordinary shareholders’ meeting convened for April 27, 2018, the shareholders will consider the approval of the Supervisory Committee’s fees of Ps.400,000 for services rendered in 2017.

Family Relationships

Mr. Rufino Escasany is the son of Mr. Eduardo Jose Escasany, and both serve as directors of our Board of Directors. Mr. Eduardo Antonio Erosa and Mr. Horacio Ricardo Erosa are brothers, and serve as Syndic and Alternative Syndic, respectively, on our Supervisory Committee.

Share Ownership

The table below sets forth information concerning the share ownership of our directors and members of our administrative, supervisory or management bodies as of April 5, 2018.

Name	Title	Shares	% of shares
Eduardo José Escasany	Alternate Director	77,471,913	5.12%
Diego Fernando Miguens(1)	Alternate Director	9,975,857	0.66%

(1)
Diego Fernando Miguens is the beneficial owner of Polinter S.A., which directly holds 9,975,857 of our common shares. Polinter S.A. also holds a 19.25% equity interest in Plusener S.A., which in turn directly holds 158,073,984 of our common shares.

Additionally, as of January 11, 2018, each of the following directors and senior officers own less than 1.00% percent of our common shares: Gonzalo Alejandro Pérès Moore, Jorge Carlos Bledel, Marcelo Atilio Suvá and Juan Carlos Martín Casas.

Employees

We had 738 employees as of December 31, 2017, 732 employees as of December 31, 2016, and 740 employees as of December 31, 2015.

The following table breaks down the number of our employees and their affiliation with unions for the periods indicated:

Year	Union	Puerto Complex	La Plata	Luján de Cuyo	Piedra del Águila	CP Renovables	CP La Castellana	CP Achiras
	APSEE	108	4	—	—
	LYF	378	23	—	—
	FATLYF	—	—	84	43
	APUAYE			15	5
2014	Subtotal under CBA	486	27	99	48
	Total outside CBA	60	1	8	4
	APSEE	104	4	—	—
	LYF	368	23	—	—
	FATLYF	—	—	91	47
	APUAYE	—	—	15	5

2015	Subtotal under CBA	472	27	106	52
	Total outside CBA	69	1	9	4
	APSEE	106	3	—	—
	LYF	359	23	—	—
	FATLYF	—	—	91	47
	APUAYE	—	—	16	5

2016	Subtotal under CBA	465	26	107	52

	Total outside CBA	66	2	10	4
	APSEE	104	2	—	—
	LYF	360	23	—	—
	FATLYF	—	—	89	47
	APUAYE	—	—	16	5
2017	Subtotal under CBA	464	25	105	52

	Total outside CBS	68	3	10	4	1	3	3
                                                          1
Note: APSEE: Asociación del Personal Superior de Empresas de Energía

LYF: Luz y Fuerza
FATLYF: Federación Argentina de Trabajadores de Luz y Fuerza
APUAYE: Asociación de Profesionales del Agua y la Energía Eléctrica

The collective bargaining agreements (CBAs) entered into with the several unions that have members working at our sites include the terms and conditions that govern the employment contracts of the workers affiliated with each of these unions. Some of the most relevant terms and conditions of these agreements include the positions that are included in and excluded from bargaining, work schedules, salary levels and additional amounts payable on the basis of the worker’s job, working days and leaves, among other things.

Matters that are not specifically agreed upon in collective bargaining are governed by the applicable labor laws in Argentina.

The collective bargaining agreements (CBAs) are entered into for a specific term and may be renewed by the parties. If not renewed, they may remain in place under the principle of survival of repealed laws set forth in the CBA Law No. 14,250.

Item 7. Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

As of April 24, 2018, we had 1,514,022,256 outstanding shares of common stock with a par value of Ps.1.00 per share. Each share of common stock is entitled to one vote. As of April 24, 2018, we had 21,730 holders of record of our common shares. We do not have any preferred shares outstanding and only have one class of common shares outstanding. 8,851,848, or 0.58%, of our common shares are held by our subsidiary, Proener S.A.U.

The table below sets forth information concerning the beneficial ownership over 5% or more of our common shares as of April 24, 2018.

Beneficial Owner	Shares	% of shares
Guillermo Pablo Reca(1)	176,225,624	11.64%
Plusener S.A.(2)(3)	158,073,984	10.44%
Eduardo José Escasany	77,471,913	5.12%
Argentine Government	124,949,112	8.25%
Directors
Diego Fernando Miguens(2)	9,975,857	0.66%
Gonzalo Alejandro Pérès Moore	13,277,944	0.88%
Jorge Carlos Bledel	12,625,648	0.83%
Marcelo Atilio Suvá	1,500,000	0.10%
Juan Carlos Martín Casas	12,644,200	0.84%
Total Directors	50,023,649	3.30%
Other Shareholders(3)	963,511,959	63.64%
Total	1,514,022,256	100.00%

**	Less than 1% of the outstanding common stock.
(1)	Guillermo Pablo Reca also owns 273,418,197 ordinary class B shares in our subsidiary, CP Renovables, which represents 29.81% of CP Renovables’ shares.
(2)
Diego Fernando Miguens is the beneficial owner of Polinter S.A., which directly holds 9,975,857 of our common shares. Polinter S.A. also holds a 19.25% equity interest in Plusener S.A., which in turn directly holds 158,073,984 of our common shares.

(3)	No other shareholder has beneficial ownership of more than 5% of our common shares. None of our senior officers own any of our common shares.

On February 6, 2018, we completed our initial public offering on the NYSE.  The table below sets forth information regarding the changes in the percentage ownership held by our major shareholders during the past three years.

	As of January 11, 2018		As of April 24, 2018
Shareholder	Number of shares held	% of shares	Number of shares held	% of shares
Guillermo Pablo Reca(1)	206,325,624	13.63%	176,225,624	11.64%
Eduardo José Escasany	154,201,690	10.18%	77,471,913	5.12%
Carlos José Miguens(2)	81,593,989	5.39%	16,895,885	1.12%
Diego Fernando Miguens(3)	48,175,635	3.18%	9,975,857	0.66%

(1)
Guillermo Pablo Reca also owns 273,418,197 ordinary class B shares in our subsidiary, CP Renovables, which represents 29.81% of CP Renovables’ shares.
(2)
Carlos José Miguens is the beneficial owner of Cantomi Uruguay S.A, which directly holds 16,895,885 of our common shares.  Cantomi Uruguay S.A. also holds a 42.26% equity interest in Plusener S.A., which in turn directly holds 158,073,984 of our common shares.
(3)
Diego Fernando Miguens is the beneficial owner of Polinter S.A., which directly holds 9,975,857 of our common shares. Polinter S.A. also holds a 19.25% equity interest in Plusener S.A., which in turn directly holds 158,073,984 of our common shares.

As of April 24, 2018, we had approximately 24,554,472 ADSs outstanding.

We are not able to determine the number of record holders of our ADSs as of such date, as we are only aware of the Depositary Trust Company and its nominee as record holders. In addition, it is not practicable for us to determine the number of our ADSs or common shares beneficially owned in the United States. Likewise, we cannot readily ascertain the domicile of the final beneficial holders represented by ADS record holders in the United States or the domicile of any of our foreign shareholders who hold our common shares, either directly or indirectly.

As of the date of this annual report, there are no agreements in place which, if enforced on a subsequent date, may result in a change of control.

On December 16, 2016, at a meeting of our shareholders, our shareholders decided to reduce the voluntary reserve by Ps.1,324,769,474 and capitalize such funds through the payment of a dividend in shares of seven new shares of common stock with a par value of Ps.1.00 per share for each outstanding share of common stock. Following such capitalization and dividend of shares, and as of the date of this annual report, we have 1,514,022,256 outstanding shares of common stock with a par value of Ps.1.00 per share.

The table below represents the evolution of our capital stock since January 1, 2015:

Date	Capital stock (Ps.)	Event	Controlling shareholders
March 11, 2016	189,252,782	2016 Merger (and related capital decrease)	N/A
December 16, 2016	1,514,022,256	Capital Increase and Share Dividend Distribution	N/A

Item 7.B Related Party Transactions

Argentine corporate law permits directors of a corporation to enter into transactions with such corporation provided that any such transactions are consistent with prevailing market practice. The Argentine Securities Law provides that corporations whose shares are publicly listed in Argentina must submit to their respective audit committees for approval of any transaction with a related party involving an amount that exceeds 1.00% of the corporation’s net worth.

Except as set forth below and as otherwise permitted under applicable law, we are currently not party to any transactions with, and have not made any significant loans to, any of our directors, key management personnel or other related persons, and have not provided any guarantees for the benefit of such persons, nor are there any such transactions contemplated with any such persons.

Management Assistance Agreement

Three members of our Board of Directors, Gonzalo Pérès Moore, Jorge Carlos Bledel and Marcelo Suvá, are also directors of RMPE. In addition, Guillermo Pablo Reca holds a 45.65% interest in RMPE and currently serves as regular director and chairman of RMPE. RMPE (formerly known as SADESA Servicios S.A.) provides certain administrative, financial, commercial, human resources and general management services to us under the terms of the management assistance proposal dated November 30, 2007, as amended and assigned (the “Assistance Proposal”). The Assistance Proposal was valid for five years as of December 1, 2007, was automatically extended for another five-year period until December 1, 2017 and has been extended recently for another five-year period until December 1, 2022. We must pay a fee equal to one and a half percent (1.50%) of our annual gross sales revenues carried out as a result of our main activities. The amounts accrued under this agreement in years ended December 31, 2017, 2016 and 2015 (before giving effect to the 2016 Merger) were Ps. 96.35 million, Ps.65.08 million and Ps.24.16 million, respectively. Other than the management assistance services we receive from RMPE, a lease between us, as lessor, and RMPE, as lessee, involving monthly payment of Ps.12,000, and the directorship of three members of our Board of Directors, we have no related party relationship with RMPE.

For more information on the related party transactions, with RMPE, see Note 19 to our audited consolidated financial statements.

CP Renovables Shareholders Agreement

On January 18, 2017, we entered into a shareholders agreement (the “CPR Shareholders Agreement”) with the minority shareholder of CP Renovables, Guillermo Pablo Reca (the “CPR Minority Shareholder”). As of the date of this annual report, we directly hold a 70.19% equity interest in CP Renovables (class A shares), while the CPR Minority Shareholder directly holds the remaining 29.81% equity interest (class B shares). The board of directors of CP Renovables consists of three members, two of which are appointed by us and one by Mr. Reca, and decisions are approved by a simple majority of its members, with certain exceptions, as set forth below.

The CPR Shareholders Agreement regulates, among other things, the governance of CP Renovables and its subsidiaries, and the transfer of shares of CP Renovables. The CPR Shareholders Agreement is also binding on future holders of CP Renovables class A and class B shares.

The CPR Shareholders Agreement grants protective minority rights to the holders of class B shares, including (i) the right to designate at least one director in CP Renovables and its subsidiaries and one member of the Supervisory Committee of CP Renovables, and (ii) the requirement of an affirmative vote from holders of class B shares or the director elected by holders of class B shares, as applicable, to take certain actions in CP Renovables and its subsidiaries, including, to amend CP Renovables’ bylaws, receive capital contributions, undertake mergers or similar transactions, undertake a public offering, distribute dividends, create liens, and enter into transactions with related parties.

The CPR Shareholders Agreement also grants holders of class A and class B shares a right of first refusal in connection with any transfer of shares other than to persons controlled by holders of class B shares and to other specified persons. In addition, the holders of class B shares benefit from customary tag-along rights.

In addition, we have agreed in the CPR Shareholders Agreement that if any person acquires control of Central Puerto or any person is required to launch a mandatory tender offer with respect to Central Puerto’s shares (see “Item 10.B. Memorandum and articles of association—Mandatory Tender Offer Regime”), the holders of class B shares shall have the right to (i) purchase all (but not less than all) of our shares in CP Renovables (the “call option”), or (ii) require us to purchase all or part of the shares held by the holder of class B shares in CP Renovables (the “put option”). Pursuant to the terms of the CPR Shareholders Agreement, “control” means the power to, directly or indirectly, through the ownership of shares, by contract or otherwise, appoint the majority of the board members of Central Puerto, or otherwise direct or arrange to direct the administration and policies of Central Puerto. In the event that the call option or put option are exercised, the purchase price for the CP Renovables shares being acquired shall be calculated by independent consultants, as specified in the agreement. However, if the acquisition of control occurs before the La Castellana Project reaches its commercial operation date, the purchase price of the CP Renovables shares shall be the amount of capital contributed by Central Puerto in CP Renovables. In addition, if the holders of class B shares elect to exercise the put option, they may elect to have the price determined by reference to the price paid by the investor that acquired control of Central Puerto.

On December 22, 2017, we entered into a Guarantee and Sponsor Support Agreements, as part of the facility documents of the IIC—IFC Facilities for CP La Castellana and CP Achiras. If the holders of class B shares elect to exercise the call option in accordance with the CPR Shareholders Agreement, such action could result in a breach of our obligation to maintain certain equity stakes in CP Renovables, CP La Castellana and CP Achiras under such agreement (for further information see “Item 5.B. Liquidity and Capial Resources—Indebtedness—Loans from the IIC—IFC Facilities”).

The foregoing description of CPR Shareholders Agreement and the rights contained therein is qualified in its entirety by reference to CPR Shareholders Agreement, which is incorporated as exhibit to this annual report by reference to Exhibit 10.1 of our registration statement on Form F1 (Filer No. 333222402), as amended, filed with the Commission on January 3, 2018.

CP Renovables Stock Option Agreement

On January 18, 2017, CP Renovables entered into a stock option agreement with its chairman and general manager (or CEO), Guillermo Pablo Reca, pursuant to a stock option plan approved by CP Renovables’ shareholders on April 28, 2016. Under the stock option agreement, Guillermo Pablo Reca has (a) the obligation, for a three-year term, to (i) develop the CP Renovables business by, among other things, facilitating investments, proposing acquisitions and business opportunities for the expansion of renewable energy projects and (ii) lead the development of the existing projects of CP Renovables; and (b) the right to purchase up to 63,058,342 class B shares of CP Renovables (the “initial option shares”) and an additional number of class B shares equal to 10% of any increase in capital stock made after the date of the stock option agreement (the “additional option shares”), in whole or in part, at any time prior to the seventh anniversary of the date of the stock option agreement. The total number of CP Renovables’ shares that Mr. Reca is entitled to purchase represents 10% of the fully diluted capital stock of CP Renovables. The aggregate price for the initial option shares (assuming all are purchased) is of U$$3,963,690. The price of any additional option shares will be the U.S. dollar equivalent (based on the exchange rate at the time of the relevant capital increase) of the subscription price paid per share for the shares of CP Renovables issued pursuant to such capital increase. The stock option agreement includes adjustments and anti-dilution protections including with respect to in-kind capital increases and dividend distributions by CP Renovables and other transactions such as stock splits and redenomination of par value. In addition, Mr. Reca can assign his rights under the stock option agreement without the consent of CP Renovables. In case the stock option agreement is terminated by CP Renovables due to a breach by Mr. Reca of his obligations during the three years following its execution, Mr. Reca’s right to purchase the initial option shares and the additional option shares will vest proportionally based on the time that Mr. Reca served as general manager (or CEO) of CP Renovables from January 18, 2017 to January 18, 2020. As of the date of this annual report, the option has neither been exercised nor assigned.

Item 7.C Interests of experts and counsel

Not applicable.

Item 8. Financial Information

Item 8.A. Consolidated Statements and Other Financial Information.

See Item 18 and our audited consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 included in this annual report.

Legal Proceedings

Income Tax for Fiscal Year 2014

In February 2015, CPSA, for itself and as the successor company of HPDA (the merged company), filed income tax returns for the nine-month period ended September 30, 2014 applying the adjustment for inflation mechanism established by the Argentine income tax law (the “Income Tax Law”).

In addition, we filed our income tax return for the three-month period ended December 31, 2014, applying the same adjustment for inflation established by the Income Tax Law.

As of the date of this annual report, we do not expect that the AFIP, or ultimately, the Supreme Court will approve our filed income tax returns. Accordingly, as of December 31, 2017, we recorded a provision for Ps391.01 million, which was recognized during the year ended December 31, 2014.

Action for Recovery—Income Tax Refund for Fiscal Years 2009, 2010 and 2011

In December 2014, we, as the successor company of HPDA, filed a petition with the AFIP for the recovery of income tax for fiscal year 2010 in the amount of approximately Ps.67.4 million, which, according to our estimates, had been incorrectly paid by HPDA in excess of its income tax liability. By filing such action, we seek to recover the excess income tax paid by HPDA due to the failure to apply the adjustment for inflation set forth in the Income Tax Law. On December 21, 2015, after the three-month term required by Law No. 11,683 expired, we filed an action for recovery with the Argentine Tax Court.
In December 2015, we filed a petition with the AFIP for the recovery of income tax for the fiscal year 2009, in the amount of approximately Ps.20.4 million, which, according to our estimates, had been incorrectly paid in excess of our income tax liability. By filing such action, we seek to recover the excess income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Income Tax Law. On April 22, 2016, after the three-month term required by Law No. 11,683 expired, we filed an action for recovery with the Argentine Tax Court.

In December 2017, the Company filed a petition with the Argentine Tax Authorities for the recovery of Ps. 50,783 paid in excess by the Company for payment of Income Tax for 2011 fiscal period, according to the Company’s estimates. The purpose of such action is to recover the income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law.

As of the date of this annual report, we do not expect that the AFIP, or ultimately, the Supreme Court will approve our request for recovery of income tax we previously paid, or whether the conditions to apply the adjustment for inflation mechanism will be satisfied. We have not recognized a receivable in this regard.

Dividends and Dividend Policy

The holders of ADSs are entitled to receive dividends to the same extent as the owners of our common shares. We have not adopted, and have no current plans to adopt, a formal dividend policy. In August 2017, we paid Ps. 1,286,918,917.60 in dividends in cash. In December 2016, our shareholders decided to reduce the voluntary reserve by Ps.1,324,769,474 and capitalize such funds through the payment of a dividend in shares of seven new shares of common stock with a par value of Ps.1.00 per share for each outstanding share of common stock, which were issued on February 8, 2017. In October 2016, our shareholders approved a distribution of dividends in cash in the amount of Ps.1,400,470,587 which was paid on November 7, 2016. In November 2015, we paid Ps.365,000,000 in dividends in cash.

In the future, we could decide to pay dividends in accordance with applicable law and based on various factors then existing, including:

●	our financial condition, operating results and current and anticipated cash needs;

●	general economic and business conditions;

●	our strategic plans and business prospects;

●	legal, contractual and regulatory restrictions on our ability to pay dividends; and

●	other factors that our Board of Directors may consider to be relevant.

Under the Argentine Corporate Law, the declaration and payment of annual dividends, to the extent that the company presents retained earnings in accordance with IFRS and CNV regulations, are determined by shareholders at the annual ordinary shareholders’ meeting. In addition, under the Argentine Corporate Law, 5% of the net income for the fiscal year calculated in accordance with IFRS and CNV regulations must be appropriated by resolution adopted at shareholders’ meetings to a legal reserve until such reserve equals 20% of the capital stock. This legal reserve is not available for distribution.

Amount Available for Distribution

Dividends may be lawfully declared and paid only out of our earnings stated in our annual financial statements approved by the annual ordinary shareholders’ meeting. Under the Argentine Corporate Law, listed companies (such as ourselves) may distribute provisional dividends or dividends in advance resulting from interim financial statements.

Under the Argentine Corporate Law and our bylaws, our annual net income (as adjusted to reflect changes in prior years’ results) is allocated in the following order: (i) to comply with our legal reserve requirement of 5% of our net income until such reserve equals 20% of the capital stock; (ii) for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders’ meeting; (iii) the remainder of the net income for the year may be distributed as dividends on common shares; and/or (iv) as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

Our Board of Directors submits our financial statements for the preceding fiscal year, together with reports thereon by our Supervisory Committee and the independent accountants, at the annual ordinary shareholders’ meeting for approval. Within four months of the end of each fiscal year, an ordinary shareholders’ meeting must be held to approve our annual financial statements and determine the appropriation of our net income for such year.

Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the authorization by the CNV for the public offering of the shares relating to such dividends. The statute of limitations in respect of the right of any shareholder to receive dividends declared by the shareholders’ meeting is three years from the date on which it has been made available to the shareholder.

Item 8.B  Significant Changes

The main subsequent events occurred after the closing date of the annual financial statements (December 31, 2017) are the following:

Indebetness - Loans from the IIC—IFC Facilities. Castellana and Achiras Loans

On January 9, 2018 CP La Castellana received the first disbursement from the IIC-IFC Facility I for a total amount of US$80 million and paid in full the three-short-term bridge - loans entered into with Banco de Galicia y Buenos Aires for an aggregate amount of US$50.5 million with the proceeds of the ICC - IFC Facility.

On January 15, 2018 CP Achiras entered into a short-term bridge loan with Banco de Galicia y Buenos Aires in the amount of US$7 million for the acquisition of wind turbines. This loan accrues interest at an annual interest rate of 3.1% and matures on March 18, 2018.

On January 17, CP Achiras entered into the IIC—IFC Facility II an agreement with (i) the Inter-American Investment Corporation, (ii) the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, (iii) the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and (iv) the International Finance Corporation, to provide loans for a total amount of up to US$50,700,000, from which US$10,000,000 will accrue interest at an annual rate equal to LIBOR plus 4.0%, US$20,000,000 will accrue interest at an annual rate equal to LIBOR plus 5.25% and the remaining amount at a rate reflecting the cost at which the International Finance Corporation can provide U.S. dollar funding at a fixed interest rate plus 5.25%, and shall be repaid in 52 quarterly installments. Several other agreements and related documents, such as the Guarantee and Sponsor Support Agreement II, guarantee trust agreements, a share pledge agreement, a mortgage, an asset pledge agreement over the wind turbines, direct agreements and promissory notes have been executed.

Acquisition of Vientos La Genoveva S.A.

On March 7, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva S.A. and, on that same date, transformed it into a S.A.U. Vientos La Genoveva S.A.U. is a company engaged in generation and commercialization of electric power through renewable sources. For more information on La Genoveva I, the wind energy project that we are developing through our subsidiary Vientos La Genoveva S.A., see “Item 5.A Operating Results—Proposed Expansion of Our Generating Capacity” and “Item 5.A Operating Results—Public Bid Process for New Renewable Energy Generation Units.”

Awarding of co-generation projects

On January 4, 2018, the Company entered into power purchase agreements with CAMMESA for the co-generation projects “Terminal 6 San Lorenzo” and “Luján de Cuyo” for a 15-year term as from the launch of commercial operations.

La Plata Plant Sale

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant for a total sum of US$31.5 million (without VAT), subject to certain conditions. On February 8, 2018, after such conditions were met, the plant was transferred to YPF EE, including generation assets, personnel and agreements related to the operation and/or maintenance of the La Plata plant’s assets, with effective date January 5, 2018. Consequently, as of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation. See “Item 4. Information of the Company—Recent Developments—La Plata Plant Sale” and Note 21 to our audited consolidated financial statements.

Resale of natural gas transport capacity

The contract between us and Transportadora de Gas del Sur (“TGS”) for the natural gas transportation capacity remains effective after the sale of the La Plata plant. Pursuant to the terms of our agreement with YPF, we resell our gas transportation capacity to YPF through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we have requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas seller to permit the resale of our gas transportation capacity to YPF without the risk of intervention from interested third parties. As of the date of this annual report, our registration as a natural gas seller is pending.

Approval of Commercial Operations of thermal plant Central Vuelta de Obligado

Effective as of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM of units TG11, TG12 and TV10, as a combined cycle of the thermal plant Central Vuelta de Obligado, located in the Province of Santa Fe, with an installed capacity of 778.884 MW (net power output to the grid).

As a consequence of the CVO Commercial Approval and pursuant to the “Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011” executed on November 25, 2010 among the Secretariat of Energy and Central Puerto along with other electric power generators (the “CVO agreement”), we are entitled to collect LVFVD accrued between 2008 and September 2010, after adding the interest established by Art. 3 of Resolution SE 406/03 and converted into US dollars at the exchange rate of the date of the CVO agreement. Pursuant to the Agreement for LVFVD during 2008-2011, this capital accrues interest, starting from the date of the CVO agreement (i.e., November 25, 2010), at 30-day LIBOR plus 5.00%. Additionally, certain receivables that accrued after September 2010 and were also included in the CVO agreement, accrue interest at 30-day LIBOR plus 5.00%, starting from the due date of each of these receivables.

The total estimated amount due to us under the CVO agreement is US$545 million (including VAT), which will be collected in 120 equal, consecutive, monthly installments, starting from the date of CVOCommercial Approval, accruing interest at 30-day LIBOR plus 5.00% interest. We estimate that, as a result of the foregoing, we will have a one-time gain, before income tax, of approximately Ps. 8,900 million, at an exchange rate of Ps. 20.17 to US$1.00, which was the spot bid exchange rate reported by the Banco de la Nación Argentina for wire transfers (divisas) as of March 20, 2018, which will be recognized by us in our interim financial statements as of and for the three-month period ended March 31, 2018.

Potential sale of our interest in ECOGAS

We are currently assessing various strategic opportunities regarding DGCU and DGCE, including a possible sale of our equity interest in them. On January 26, 2018, the shareholders of DGCE approved the admission of DGCE to the public offering regime in Argentina. On March 14, 2018, the Company authorized the offer of up to 10,075,952 common class B shares of DGCE, in a potential public offering, subject to market conditions. This authorization was encompassed within the February 23, 2018 authorization of the Board of Directors of Central Puerto for the sale of up to 27,597,032 common B shares of DGCE. As of the date of this annual report, we, continue to evaluate this strategy.

 Item 9. The Offer and Listing

 Item 9.A. Offer and listing details

The table below shows, for the periods indicated, high and low closing prices in Argentine pesos on the Buenos Aires Stock Exchange:

	Buenos Aires Stock Exchange Ps. per share(1)(2)
	High	Low

Annual
2013	2.69	0.94
2014	6.99	1.88
2015	12.25	5.63
2016	25.00	9.63
2017	32.75	20.50
Quarterly
2016
1st Quarter	13.88	9.63
2nd Quarter	13.23	11.00
3rd Quarter	24.88	12.81
4th Quarter	25.00	17.50
2017
1st Quarter	28.50	22.63
2nd Quarter	26.85	21.20
3rd Quarter	31.00	20.50
4th Quarter	32.75	27.55
Monthly
2017
October	32.75	28.35
November	32.50	28.60
December	32.75	27.55
2018
January	48.65	31.90
February	44.50	41.35
March	36.10	32.55
April(3)	35.35	31.80

(1) Source: Buenos Aires Stock Exchange.
(2) For comparative purposes, the price per share in this chart reflects adjustments for changes in the amount of outstanding shares in the company. Price per share in each period is shown in this table as market capitalization during such period, divided by the current amount of outstanding shares.
(3) Through April 26, 2018.

The ordinary shares trade on the NYSE in the form of ADSs issued by Citibank, N.A., as depositary. Each ADS represents ten ordinary shares. The table below shows the high and low market prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ per ADS
	High	Low
2018
February	19.20	15.61
March	17.77	16.39
April(1)	17.28	15.85

 (1) Through April 24, 2018.

Item 9.B. Plan of Distribution

Not applicable.

Item 9.C. Markets

Our common shares are listed on the BYMA under the symbol “CEPU.” During 2017, the volume traded on the BYMA amounted to 119,638,087 shares. The total number of shares subscribed and integrated on December 31, 2017 was 1,514,022,256, of which 1,514,022,256 were listed and available to trade on the Buenos Ares Stock Exchange.

On February 1, 2018, we completed our IPO and on February 2, 2018, our ADSs representing our common shares began to trade on the NYSE under the symbol “CEPU.”

Item 9.D. Selling Shareholders

Not applicable.

Item 9.E. Dilution

Not applicable.

Item 9.F. Expenses of the issue

Not applicable.

Item 10. Additional Information

Item 10.A. Share capital

Not applicable.

Item 10.B. Memorandum and articles of association

Below we provide certain information on our capital stock and a brief summary of certain significant provisions of our bylaws and the applicable laws and regulations in Argentina. This summary is not intended to be comprehensive and is qualified in its entirety by our bylaws and the applicable laws and regulations in force in Argentina.

Capital Stock

As of the date of this annual report, our capital stock amounts to Ps.1,514,022,256 and is represented by 1,514,022,256 common shares with a par value of Ps.1.00 and one voting right each, all of them having been fully paid in and admitted to public offering.

On December 16, 2016, at a meeting of our shareholders, our shareholders decided to reduce the voluntary reserve by Ps.1,324,769,474 and capitalize such funds through the payment of a dividend in shares of seven new shares of common stock with a par value of Ps.1.00 per share for each outstanding share of common stock. Following such capitalization and dividend of shares, and as of the date of this annual report, we have 1,514,022,256 outstanding shares of common stock with a par value of Ps.1.00 per share.

As of the date of this annual report, one of our subsidiaries holds 851,848 of our common stock.

As of the date of this annual report, we are not aware of any individuals who hold, or who have agreed to hold, conditionally or otherwise, stock options, with respect to our common shares. Our subsidiary, CP Renovables, granted a stock option to Guillermo Pablo Reca with respect to its class B shares. For further information on the stock option agreement entered into between CP Renovables and Guillermo P. Reca see “Certain Relationships and Related Party Transactions—CP Renovables Stock Option Agreement.”

Articles of Incorporation and Bylaws

We are a corporation (sociedad anónima) organized and existing pursuant to the laws of Argentina. Our registered offices are domiciled in the City of Buenos Aires, Argentina. CPSA was created through Executive Decree No. 1222/92 dated February 26, 1992, in connection with the privatization process of SEGBA, and was registered with the Public Registry of Commerce on March 13, 1992 under No. 1,855 of Book 110, Volume A (Sociedades Anónimas). CPSA was created for a term of ninety-nine years as from its registration with the Public Registry of Commerce.

Corporate Purpose

Pursuant to section four of our bylaws, CPSA was created to be engaged in any of the following activities, either on its own account, or through or in association with third parties, in Argentina or abroad:

(a) producing, transforming, carrying, distributing and selling electric power in any of its forms, including, but not limited to, thermoelectric power from non-renewable sources (coal, oil derivatives, natural gas, uranium) and renewable sources, or from usable waste, hydroelectric power (including mini and micro power stations), thermonuclear power, wind power, geothermal power, offshore energy (tidal power, wave power, ocean currents, ocean-thermal energy, osmosis energy), solar energy (photovoltaic and thermal power) and bioenergy (plant and animal biomass);

(b) producing, storing and using hydrogen technologies in any of its available forms of energy;

(c) engaging in the exploration, exploitation, processing, purification, transformation, refining, industrialization, storage, sale, transportation, distribution, import and export of liquid (such as oil) and/or gaseous hydrocarbons (such as natural gas), minerals (such as mineral coal) and metals (such as uranium and lithium, among others) and their respective direct or indirect derivatives;

(d) engaging in the production and exploitation of raw materials for biofuel production (biodiesel and bioethanol), including their manufacturing, storage, sale, distribution and transportation;

(e) engaging in the processing, storage, sale, distribution and transportation and/or use of: (i) agricultural waste and urban solid waste as a renewable energy source and (ii) ordinary and special waste (solid, semisolid and liquid) as a source of energy;

(f) obtaining, storing, selling, distributing, carrying and/or using biogas as a renewable energy source;

(g) processing raw materials from fossil fuels (natural gas, raw gasoline) to obtain basic (synthesis gas, benzene, toluene, etc.), intermediate (ammoniac, ethanol, methanol, ethyl-benzene, etc.) and final petrochemicals (fertilizers, resins, polyurethanes, detergents, PET, etc.;) and

(h) engaging in the research and development of energy technologies.

With respect to the activities described in (a), (b), (c), (d), (e), (f), (g) and h) above, and within the limitations set forth in our corporate purpose, we have full legal capacity to (i) acquire rights, assume obligations, and carry out any kind of acts that are not otherwise prohibited by the applicable laws or by our bylaws; (ii) establish, incorporate, partner with, or hold interests in legal entities of whatsoever nature incorporated in Argentina or abroad (we may do so by any available means, including but not limited to, capital contributions, purchase of shares, bonds, debentures, notes or other debt or equity securities, whether publicly or privately held); and (iii) render services and/or undertake representations, commissions, consignments, services and/or agencies for our benefit or for the benefit of third parties, always within the scope of the permitted activities under our corporate purpose as described in (a), (b), (c), (d), (e), (f), (g) and (h) above.

Statutory Provisions concerning our Board of Directors

Our board of directors is comprised by eleven permanent directors, and an equal or lower number of alternate directors. Directors will hold office for one fiscal year and will be appointed at the shareholders’ meeting. Shareholders are entitled to elect up to one third of vacant seats on the board of directors by cumulative voting as set forth in Section 263 of the Argentine Corporate Law. The outcome of such voting will be computed per candidate, specifying the number of votes for each of them.

At the first meeting held following the shareholders’ meeting at which the members of the Board of Directors are renewed, the Board of Directors will elect a chairman and a vice-chairman from among its members. The vice-chairman will act in lieu of the chairman upon the latter’s resignation, death, incapacity, disability, removal or temporary or definitive absence, with a new chairman having to be elected within ten days from the seat becoming vacant. The election of a new chairman will take place only if the situation that gives rise to the reelection is expected to be irreversible during the remaining term of office. Pursuant to Section 23 of our bylaws, Board of Directors’ meetings will be held with the presence of an absolute majority of its members and decisions will be made by majority of present votes. Board of Directors’ meetings may also be held by videoconferencing, in which case directors participating in person and remotely will be computed in the calculation of the required quorum. Minutes of Board of Director’s meetings will be drafted and signed by directors and statutory auditors who were present at the meeting within five days from the date in which it was held. Members of our Supervisory Committee will register in the minutes the names of the directors who have participated in the meeting remotely, and that the decisions made therein were passed in accordance with the law. The minutes will include the statements from directors participating in person and remotely and will state their respective votes on each decision made. If a Board of Director’s meeting cannot be validly held because of the number of vacant seats, even with the attendance of all deputy directors of the same class, the Supervisory Committee will designate substitutes to hold office until the election of permanent members takes place, to which end an ordinary or class shareholders’ meeting will be called for, as the case may be, within ten days from the Supervisory Committee having made the designations.

There are no requirements as to the minimum number of meetings to be held by the Board of Directors.

The chairman, or the individual acting in lieu of the chairman pursuant to the law, may call for meetings when so deemed convenient, or when so required by any director or the supervisory committee. The meeting will be called for within five days from the request; otherwise, the meeting may be called for by any of the directors. The Board of Director’s meetings will be called for in writing and notice thereof must be given to the address reported by each director. The notice will indicate the date, time and place of the meeting and the meeting agenda. Business that is not included in the notice may be discussed at the meeting only to the extent all permanent directors are present and have cast their unanimous vote.

Our Board of Directors may hold meetings with the attendance of its members in person or by videoconference or other simultaneous sound, imaging or voice broadcasting media. The Board of Directors may hold meetings with the attendance of its chairman or its substitute. Our Board of Directors’ meetings will be held with the presence of an absolute majority of its members and decisions will be made by majority of present votes.

According to Section 26 of our bylaws, our Board of Directors has the broadest powers and authority in connection with the Company’s direction, organization and administration, with no limitations other than those set forth in the applicable laws and regulations. The chairman is the legal representative of the Company.

Statutory Provisions concerning our Supervisory Committee

The Company’s oversight shall be in charge of a Supervisory Committee to be comprised by three (3) permanent and three (3) alternate statutory auditors. Statutory auditors will be elected for one (1) fiscal year and will be vested with the powers set forth by Law No. 19,550 and other applicable legal provisions.

Our Supervisory Committee holds meetings and adopts decisions with the presence and favorable vote of, at least, two of its members, notwithstanding the rights granted by law to the dissenting statutory auditor. Meetings of our Supervisory Committee may be called for by any of its members. Prior to the registration of the amendments to the bylaws of June 3, 2015, meetings of our Supervisory Committee were held with the attendance of all of its members, and decisions were adopted by majority of votes, notwithstanding the rights granted by law to the dissenting statutory auditor.

Members of our Supervisory Committee are also authorized to attend Board of Director’s and shareholders’ meetings, call for extraordinary shareholders’ meetings and investigate written claims brought by shareholders who own more than two percent (2%) of our outstanding shares. In accordance with the applicable laws, members of the Supervisory Committee are required to be certified public accountants or lawyers. Members of our Supervisory Committee may call for an ordinary shareholders’ meeting, in the specific cases provided by law, at any time at their discretion, or otherwise when so required by shareholders representing no less than five percent (5%) of our capital stock.

Members of our Supervisory Committee are designated at the annual ordinary shareholders’ meeting and will remain in office for one (1) year. Pursuant to Section 294 of the Argentine Corporate Law, our Supervisory Committee is required to review our books and records, when deemed convenient and, at least, on a quarterly basis.

Our Supervisory Committee will hold meetings at least once a month; meetings may be also called for at the request of any of its members, within five (5) days from the date the request is submitted to the Chairman of the Supervisory Committee or the Board of Directors, as the case may be. Notice of all meetings shall be given in writing to the address indicated by each Statutory Auditor at the time of holding office.

Our Supervisory Committee shall be presided over by one of its members, elected by majority of votes, at the first meeting held every year. At that time, the member who will act in lieu of the chairman in his/her absence will also be elected. The chairman represents our Supervisory Committee before the Board of Directors.

Rights, Preferences and Restrictions attached to our Shares

According to our bylaws, realized and liquid profits will be allocated in the following order: (i) 5% to the legal reserve until reaching at least 20% of our subscribed capital; (ii) Directors’ fees, within the amounts set forth by Section 261 of Law No. 19,550, which may not be exceeded, and Statutory Auditors’ fees; (iii) payment of dividends in connection with the employee stock ownership plan; (iv) optional reserves and provisions, at the discretion of the shareholders’ meeting; and (v) the remaining balance shall be distributed as dividends among shareholders, regardless of their class.

Shareholders’ Meetings

Shareholders’ meetings will be called for by publishing notices in the Official Gazette and in one of Argentina’s major newspapers for five (5) days, no less than twenty (20) and no more than forty five (45) days in advance of the scheduled date for the meeting. The notice will include the type of meeting, as well as the date, time and place where it will be held and the agenda. Ordinary and extraordinary shareholders’ meetings are subject to the quorum and majorities required by Section 79 of the Capital Market Law and Sections 243 and 244 of the Argentine Corporate Law.

Shareholders’ Liability

In conformity with Argentine law, shareholders’ liability for a company’s losses is limited to the payment of their subscribed equity holdings. However, shareholders who voted for a decision that was then rendered null by a court for its being inconsistent with the Argentine laws or the corporate bylaws (or operating agreement, if any) might be held personally and jointly and severally liable for the damages that may arise from such decision.

Conflicts of Interest

Under the Argentine laws, if a shareholder casts a vote in connection with a matter in which it may have, directly or indirectly, interests that are contrary to ours, such shareholder will be liable for damages, but only to the extent such matter had not been approved but for the vote of such shareholder. The Argentine laws also set forth that if a member of our Board of Directors has interests in a business operation that are contrary to our interests, such director will report so to the Board of Directors and the Supervisory Committee and will refrain from engaging in the discussion of that issue. If that director acts in a manner that is contrary to the law, it will be held personally and jointly and severally liable for the damages that may arise from such director’s acts or omissions.

Preemptive and Accretion Rights

Pursuant to Section 194 of the Argentine Corporate Law, upon a potential capital increase, each holder of common shares will be entitled to preemptive rights in respect of the newly issued common shares on a proportional basis to the number of shares already held. Preemptive rights can be exercised beginning on the last notice posted in the Official Gazette and in a major Argentine newspaper thirty (30) days; provided, however, that such 30-day period may be reduced to no less than ten (10) days, if so approved at an extraordinary shareholders’ meeting.

Liquidation

Pursuant to our bylaws, liquidation will be carried out by our Board of Directors or the liquidators appointed at the shareholders’ meeting, under the oversight of the Supervisory Committee.

Once liabilities have been settled, including the expenses incurred in the liquidation, the remaining balance will be distributed among shareholders on a proportional basis to their respective holdings, without regard to classes or categories.

Neither Argentine law, our bylaws nor other corporate documents provide limitations as to share ownership that might apply to us.

Term

According to our bylaws, our company was created for a term of ninety-nine (99) years since the registration date with the Public Registry of Commerce. Such term may be extended by a decision made at an extraordinary shareholders’ meeting.

Mandatory Tender Offer Regime

We are subject to the mandatory tender offer rules set forth in Law No. 26,831, which provide that in certain circumstances a mandatory tender offer (“OPA”) must be launched with respect to some or all of a company’s outstanding shares. Such circumstances giving rise to an OPA include instances where a person intends to purchase, either directly or indirectly, for cash, either individually or collectively, either in one act or in a series of successive acts during a period of 90 consecutive days, a number of voting shares, subscription rights or stock options, convertible negotiable securities or similar securities which together with that person’s existing holdings could, directly or indirectly, entitle such person to subscribe, purchase or convert voting shares, shares entitled to or that once exercised grant the right to a “significant share” in the voting capital stock of a publicly traded company.

In such circumstances, the OPA must be launched by the prospective purchaser within 10 days of having made the decision to participate in such purchase.

Such obligation is not applicable in cases where the acquisition would not trigger a change of control of the company. It also does not apply in cases where there is a change of control as a consequence of a corporate reorganization or as a consequence of mere redistributions of shares among companies of the same group.

Concept of a “Significant Share”

The regulations establish a duty to effect an offer with respect to part or all of the outstanding shares of the company depending on the percentage of the voting capital stock to be acquired. The regulations provide for the following duties relating to the OPA:

●
Whenever the goal is to acquire a holding equal to or greater than 35% of the voting capital stock or of the company votes, the offer must be made for a number of securities that would enable the purchaser to acquire at least 50% of the voting capital stock of the affected company.

●
Whenever a holding equal to or greater than 50% of the voting capital stock or the votes of the company is sought, the offer shall be made for the number of securities that would enable the purchaser to obtain 100% of the voting capital stock of the affected company. The application of this stipulation shall have priority over the stipulation discussed in the preceding paragraph.

Determination of the OPA Price in the Case of a Change in Control

The price shall be a fair price determined by the offeror.

In order to determine the fair price, the following criteria must be considered, according to the CNV Rules: (i) book value of the shares; (ii) valuation of the target company according to discounted cash flows (DCF) or other applicable valuation criteria applicable to comparable business; and (iii) average price of the shares for the last six months before the “offer.” Based on certain interpretations of Law No. 26,831 and the CNV Rules, the average price of the shares for the last six months before the “offer” should be considered as a minimum price. The price could be challenged by both the CNV and any offeree shareholder.

Penalties for Breach

Without prejudice to the penalties established by the CNV, Law No. 26,831 provides that purchases in violation of such regime will be declared irregular and ineffective for administrative purposes by the CNV and cause the auction of the shares acquired in violation of the applicable regulation, without prejudice to the penalties that may correspond.

Tender Offer Regime in the Case of a Voluntary Withdrawal from the Public Offering and Listing System in Argentina

Law 26,831 and CNV regulations also established that when a company whose shares are publicly offered and listed in Argentina agrees to withdraw voluntarily from the public offering and listing system in Argentina, it must follow the procedures provided for in the CNV’s regulations and it must likewise launch an OPA for its aggregate shares or subscription rights or securities convertible into shares or stock options under the terms provided for in such regulation. It is not necessary to extend the public offering to those shareholders that voted for the withdrawal at the shareholders’ meeting.

The acquisition of one’s own shares must be made with liquid and realized profits or with free reserves, whenever paid up in full, and for the amortization or disposition thereof, within the term set forth in Section 221 of the Argentine Corporate Law and the company must present the CNV with evidence that it has the necessary solvency to effect such purchase and that the payment for the shares will not affect its solvency.

According to Section 98 of Law No. 26,831 the price offered in the case of a voluntary withdrawal from the public offering and listing system in Argentina should be equitable and take into account the following relevant criteria:

●	The equity value of the shares, taking into account a special financial statement for the withdrawal from the public offering system or listing;

●	The value of the company, in accordance with discounted cash flow criteria and ratios applicable to comparable businesses or companies;

●	The company’s liquidation value;

●
Average quotation prices on the stock exchange where the shares are listed during the six month period immediately preceding the withdrawal application, regardless of the number of sessions necessary for such negotiation; and

●
The consideration offered before, or the placement of the new shares, in the event that a public offering has been made with regard to the same shares or if new shares have been issued, if applicable, during the last year, to be counted as of the date of the agreement for the withdrawal application.

Under no circumstances can the fair price offered be lower than the price indicated in the fourth bullet above.

Mandatory or Voluntary Tender Offer in the Case of Near-total Control

If a shareholder or group of shareholders holds, directly or indirectly, 95% or more of the outstanding capital stock of a publicly traded Argentine company, any minority shareholder may request that the controlling shareholder launch an OPA for all outstanding shares of such company. In addition, a person that holds, directly or indirectly, 95% or more of the outstanding capital stock of a publicly traded Argentine company may issue a unilateral declaration of its intention to purchase all outstanding shares of such company within six months following the date of acquisition of near-total control and withdraw the company from public offering and its shares from listing and trading. The price offered should be an equitable price, following the criteria set forth in Law 26,831, but in no case may it be lower than the average trading price of such shares during the six-month period preceding the OPA application.

Item 10.C Material contracts

For information concerning our material contracts, see “Item 4. Information of the Company,” “Item 7.B. Related Party Transactions” and “Item 5. B. Liquidity and Capital Resources.”

Item 10.D Exchange Controls

In January 2002, with the approval of the Public Emergency Law, Argentina declared a public emergency situation in its social, economic, administrative, financial and foreign exchange matters and authorized the Argentine executive branch to establish a system to determine the foreign exchange rate between the Argentine peso and foreign currencies and to issue foreign exchange-related rules and regulations. Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine executive branch established (i) the MULC, through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Central Bank.

The following is a description of the main aspects of Central Bank regulations currently in place concerning inflows and outflows of funds in Argentina.

Pursuant to Communication “A” 6244 dated May 19, 2017, effective as of July 1, 2017

1.	Argentine residents, as well as non-Argentine residents, may freely access the MULC.

2.
Foreign exchange transactions have been simplified, requiring customers to provide only their CUIT, CUIL, CDI or CIE tax identification numbers or Documento Nacional Identidad (National Identification Document, or DNI). Transactions do not need to be formalized through a sales contract and do not need a concept code.

3.
Automatic accreditation in local accounts of funds received from abroad: when a beneficiary’s account is specified in a transfer from abroad, the financial institution must place the funds received directly and without intervention by the client, unless the client has previously and expressly instructed otherwise.

4.	Financial and foreign exchange entities may freely determine the level and use of their general foreign exchange positions.

5.	Time restrictions for carrying out foreign exchange transactions have been eliminated.

6.	Financial and foreign exchange entities may voluntarily provide information on retail exchange rates offered in the City of Buenos Aires, which will be posted on the Argentine Central Bank’s website.

7.	The mandatory inflow and settlement of export proceeds through the MULC within the term of ten years is still in effect.

8.	The types of financings that may be cancelled abroad through the direct use of export proceeds have been expanded.

Unified Report of Direct Investment and Debt

Pursuant to Communication “A” 6401, dated December 26, 2017, a new reporting regime was created by means of which the “Survey on the issuance of foreign notes and liabilities by the financial and private non-financial sector,” established by Communication “A” 3602, and the “Survey on direct investments,” established by Communication “A” 4237, were replaced by a unified report on direct investments and debt. Only Argentine residents (both legal entities or natural persons) whose flow of balance of foreign assets or debts during the previous calendar year reaches or exceeds the equivalent of US$1 million in Argentine pesos are required to report foreign holding of (i) shares and other capital participations; (ii) debt; (iii) financial derivatives; and (iv) real estate, on an annual basis. Argentine residents whose flow or balance of foreign assets or debts reaches or exceeds the equivalent of US$50 million in Argentine pesos, shall comply with the report on a quarterly basis.

Item 10.E Taxation

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of common shares or ADSs by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. In addition, this summary assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of common shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold common shares or ADSs as capital assets and does not address tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, tax exempt entities, entities and arrangements treated as partnerships and the partners therein, holders that own or are treated as owning 10% or more of our shares by vote or value, persons holding common shares or ADSs as part of a hedging or conversion transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days in a taxable year, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of common shares or ADSs.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares or ADSs that is an individual citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such common shares or ADSs.

You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of the common shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

ADSs

In general, if you are a U.S. Holder of ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying common shares that are represented by those ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of any distribution of cash or property with respect to common shares or ADSs (including any amount withheld in respect of Argentine withholding taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S Holder’s taxable income as ordinary dividend income on the day on which the holder receives the dividend, in the case of common shares, or the date the ADS Depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the common shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will generally be taxed as capital gain recognized on a sale or exchange.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Dividends paid in a currency other than U.S. dollars generally will be includible in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the holder receives the dividends, in the case of common shares, or the date the ADS Depositary receives the dividends, in the case of ADSs. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received that is converted into U.S. dollars after it is received.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. Holder with respect to the common shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends” and certain other requirements are met. Dividends paid on the common shares or ADSs will be treated as qualified dividends if:

●	the common shares or ADSs are readily tradable on an established securities market in the United States and

●	we were not, for the year prior to the year in which the dividend was paid, and are not, for the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

Our ADSs have been approved for listing on the NYSE and the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Because the common shares are not themselves listed on a U.S. exchange, dividends received with respect to common shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of common shares.

U.S. Holders that receive distributions of additional common shares or ADSs or rights to subscribe for common shares or ADSs as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Dispositions of Common Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company,” if a U.S. Holder realizes gain or loss on the sale, exchange or other disposition of common shares or ADSs, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the common shares or ADSs have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Foreign Tax Credit Considerations

Dividend distributions with respect to the common shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury regulations, a U.S. Holder may be able to claim a U.S. foreign tax credit against its U.S. federal income tax liability in respect of any Argentine taxes withheld (to the extent not exceeding the withholding rate applicable to the U.S. Holder) from a dividend paid to such U.S. Holder if the tax is treated for U.S. federal income tax purposes as imposed on the U.S. Holder. Alternatively, the U.S. Holder may deduct such Argentine taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year.

Any gain realized on the sale or other disposition of common shares or ADSs will be treated as income from U.S. sources for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Therefore, an investor generally would not be able to use the foreign tax credit arising from any Argentine tax imposed on such disposition unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Taxes are only eligible for the foreign tax credit if they are income taxes (or a tax paid in lieu of an income tax). The Argentine capital gains tax will generally be treated as an income tax (or a tax paid in lieu of an income tax) and thus potentially eligible for the foreign tax credit, provided the U.S. Holder has other income derived from foreign sources against which the credit can be used (as discussed above). Asset taxes, such as the Argentine personal assets tax (as described in “—Material Argentine Tax Considerations—Personal Assets Tax”), generally will not be treated as income taxes for U.S. federal income tax purposes. If the Argentine personal assets tax is not treated as an income tax for U.S. federal income tax purposes, a U.S. Holder generally would be unable to claim a foreign tax credit for any Argentine personal assets tax paid. A U.S. Holder may be able to deduct the Argentine taxes discussed in this paragraph in computing its U.S. federal income tax liability, subject to applicable limitations (including, in the case of income taxes, that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year).

The rules with respect to U.S. foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Special tax rules apply to U.S. Holders if we are a PFIC. In general, we will be a PFIC in a particular taxable year if, after applying certain look-through rules, either 75 percent or more of our gross income for the taxable year is passive income, or the average percentage (determined based on a quarterly average) of the value of our assets that produce or are held for the production of passive income is at least 50 percent. As discussed above, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. The determination of whether we are a PFIC for any taxable year depends on the classification of our income and assets, our cash position and the nature of the activities performed by our officers and employees. Because this determination is made annually, it is possible that we may become a PFIC for the current taxable year or for any future taxable year due to changes in the composition of our income or assets.

If we are a PFIC for the current taxable year or for a future taxable year during which a U.S. Holder owns common shares or ADSs, the U.S. Holder will be subject to a special tax at ordinary income rates on certain “excess distributions” and on gain recognized on the sale or other disposition of such holder’s common shares or ADSs. For these purposes, distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares or ADSs. In addition, the amount of income tax on any excess distributions or gains will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions or gains were earned ratably over the period the U.S. Holder held the common shares or ADSs. Classification as a PFIC may also have other adverse tax consequences and subject a U.S. Holder to certain reporting requirements. If we are a PFIC for our current taxable year or in future taxable years, U.S. Holders may be able to make certain elections that would mitigate the consequences of our status as a PFIC, including by electing to mark common shares or ADSs to market annually. U.S. Holders should consult their own tax advisor regarding the U.S. federal income tax considerations discussed above.

Specified Foreign Financial Assets

Certain individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the common shares or ADSs, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale, exchange or other disposition of, the common shares or ADSs to a U.S. Holder generally will be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

Material Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our ADSs or common shares. It is based upon the tax laws of Argentina and regulations thereunder as of the date of this annual report, and is subject to any subsequent changes in Argentine laws and regulations which may come into effect after such date. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this annual report will agree with this interpretation. Holders are encouraged to consult their tax advisors regarding the tax treatment of our ADSs or common shares as it relates to their particular situation.

Taxation on Dividends

In view of the recent amendments introduced to the Income Tax Law by virtue of Law No. 27,430, as of fiscal years beginning on or after January 1, 2018, the taxation applicable to dividends distributed from Argentine companies would be as follows:

i.	Dividends originated from profits obtained before fiscal year 2018: are not subject to any income tax withholding except for the Equalization Tax (as defined below).

ii.
Dividends originated from profits obtained during fiscal years initiated after January 1, 2018 and up to December 31, 2019: dividends on Argentine shares paid to Argentine Individuals and/or non-residents (“Foreign Beneficiaries”) are subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”).

iii.	Dividends originated from profits obtained during fiscal years initiated after January 1, 2020 onward: the tax rate is raised to 13%.

For Argentine individuals not registered before the AFIP as payers of income tax and foreign beneficiaries, the Dividend Tax withholding will be considered as a unique and final payment. In addition, under Law No. 27,430, rules are created that regulate and limit the possibility to offset gains derived from the distribution of dividends with losses generated in other operations.

If dividends are distributed to Argentine Entities as defined below, no Dividend Tax should apply.

With regards to income obtained during fiscal years beginning on or after January 1, 2018, the Equalization Tax is not applicable. With regards to income obtained in prior fiscal years, the Equalization Tax is applicable.

The equalization tax (the “Equalization Tax”) is applicable when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. In order to assess the “net accumulated taxable income” from the income calculated by the Income Tax Law, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax will be imposed as a 35% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Equalization Tax.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on ADSs or common shares.

Capital Gains Tax

According to current regulations, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax, regardless of the type of beneficiary who realizes the gain.

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) (the “Argentine Entities”) derived from the sale, exchange or other disposition of sharesin Argentine entities are subject to income tax on the net income at the rate of 30% for fiscal years initiated after January 1, 2018 and up to December 31, 2019 and at the rate of 25% for tax periods initiated after January 1, 2020 and onwards. Losses arising from the sale of shares can only be offset against income derived from the same type of operations, for a five-year carryover period.

Beginning in 2018, it is clear that income obtained by Argentine Individuals from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.

It should be noted that for periods prior to 2018, it is currently under discussion if the exemption (introduced by Law 26,893 and its implementing decree 2334/2013) applicable on the sale of shares and other securities, only included the sale of securities made through a stock exchange market duly authorized by the CNV or if the implementing decree’s added provisions were just by way of example.

Due to the recent amendments introduced to the Income Tax Law by Law No. 27,430, as from 2018, Foreign Beneficiaries are also exempt from income tax on income derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV. The exemption applies to the extent the Foreign Beneficiaries reside in a cooperative jurisdiction or their funds come from cooperative jurisdictions.

In addition, it was finally clarified that, from 2018 onward, the income derived from the sale of ADSs will be treated as coming from an Argentine source. However, capital gains obtained by Foreign Beneficiaries from the sale, exchange or other disposition of ADSs are exempt from income tax.

The exemption on the sale of Argentine shares and/or ADSs would only apply to the extent that the Foreign Beneficiaries do not reside in, or the funds do not derive from, jurisdictions not considered as cooperative for purposes of fiscal transparency. In addition, according to the last amendment introduced by Law No. 27,430, no taxes would be claimed to the abovementioned Foreign Beneficiaries on past sales of Argentine shares or other securities traded in CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of a method for collection.

In case the exemption is not applicable, the gain derived from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price provided that the Foreign Beneficiary is not domiciled in a non-cooperative jurisdiction. In such scenario, the income tax should be paid to the AFIP under the following procedures: (i) in case the securities were sold by a Foreign Beneficiary, but not through an Argentine stock exchange market and there is an Argentine buyer involved, the Argentine buyer should withhold the income tax; and (ii) when both the seller and the buyer are Foreign Beneficiaries and the sale is not performed through an Argentine stock exchange market, the person liable for the tax shall be the legal representative of the seller of the shares or securities being transferred or the foreign seller.

According to the Decree No 279/2018, Foreign Beneficiaries domiciled in non-cooperative jurisdictions the gain derived from disposition of shares would be subject to Argentine income tax at a 35% rate on the net capital gain or at a 31.5% effective rate on the gross price. However, the General Resolution 4227 only contemplates the option to pay on the gross sale price.

Losses obtained by Argentine Individuals arising from the sale of shares can only be offset with the profits derived from the same type of operations, for a period of 5 years.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from the holding and disposing of ADSs or common shares.

Personal Assets Tax

Argentine entities, like us, are subject to the personal assets tax corresponding to Argentine Individuals and Foreign Beneficiaries (be they legal entities or individuals) for the holding of company shares at December 31 of each year. The applicable tax rate is 0.25% and is levied on the proportional net worth value (“valor patrimonial proporcional”), of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, Argentine companies are entitled to seek reimbursement of said paid tax from the Argentine Individuals and/or Foreign Beneficiaries. Argentine companies may seek this personal assets tax reimbursement by setting off the applicable tax against any amount due to its shareholders or withholding on assets that originated the payment (i.e., the common shares) or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

It is unclear if the ADSs are subject to the personal assets tax applicable to Foreign Beneficiaries, although the underlying assets (the common shares) are subject to the personal assets tax as it was previously described. Holders are encouraged to consult a tax advisor as to the particular consequences of the personal assets tax derived from the holding of ADSs.

Value Added Tax (VAT)

The sale, exchange or other disposition of our ADSs or common shares and the distribution of dividends are exempted from VAT.

Tax on Debits and Credits on Argentine Bank Accounts

All credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. Owners of bank accounts subject to the general 0.6% rate may consider 34% of the tax paid upon credits to such bank accounts as a tax credit. The taxpayers that are subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a tax credit. Such amounts can be used as credit for income tax or tax on presumed minimum income.

The TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina.

Tax on Minimum Presumed Income

Argentine entities are subject to this tax at the rate of 1% applicable over the total value of their taxable assets, above an aggregate amount of Ps.200, 000. Specifically, the law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets. This tax is only payable if the income tax determined for any fiscal year does not equal or exceed the amount owed under the tax on minimum presumed income. In such case, only the difference between the tax on minimum presumed income determined for such fiscal year and the income tax determined for that fiscal year shall be paid. Any tax on minimum presumed income paid will be applied as credit toward income tax owed in the ten next following fiscal years. Please note that shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax.

Holders are encouraged to consult a tax advisor as to the particular consequences of the Argentine tax on minimum presumed income related to the holding of ADSs or common shares.

Pursuant to Law No. 27,260, passed by the Argentine Congress on June 29, 2016, the tax on minimum presumed income will be eliminated beginning on January 1, 2019.

Gross Turnover Tax

In addition, the transfer of ADSs or common shares and the collection of dividends could be subject to gross turnover tax if such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires, unless an exemption applies. For example, under the Tax Code of the City of Buenos Aires, any transactions of shares, as well as the collection of dividends, are exempt from gross turnover tax. Holders of ADSs or common shares are encouraged to consult a tax advisor regarding the specific consequences that come with the possession and disposal of ADSs or ordinary shares in the jurisdictions involved.

Regimes for the Collection of Provincial Tax Revenues on the Amounts Credited to Bank Accounts

Different tax authorities (i.e., City of Buenos Aires, Corrientes, Córdoba, Tucumán, Province of Buenos Aires and Salta, among others) have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the payroll provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the turnover tax. As certain jurisdictions have excluded the application of these regimes on certain financial transactions, holders shall corroborate the existence of any exclusion to these regimes in accordance with the jurisdiction involved.

Stamp Tax

Stamp tax is a local tax that is levied based on the formal execution of public or private instruments within Argentine provinces or in the City of Buenos Aires or that have effects in said jurisdictions, even if executed abroad. Documents subject to stamp tax include, among others, various types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires has its own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and type of agreement involved. In certain jurisdictions, acts or instruments related to the negotiation of shares and other securities duly authorized for public offering by the CNV are exempt from stamp tax. Holders of ADSs or ordinary shares are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our ADSs or common shares, except for the province of Buenos Aires and Entre Ríos. In such jurisdictions, the free transmission of assets, including inheritance, legacies, donations, etc., is subject to tax. Since January 2011, the tax rates have been set between 4% and 21.925% according to the taxable base and the degree of kinship involved. Free transmission of ADSs or common shares could be subject to this tax in the province of Buenos Aires to the extent that the transmission is equal to or higher than Ps.107,640 or Ps.448,500 in the case parents, children and spouse were involved. As well, in the province of Entre Ríos the free transmission is subject to tax if such transmission is equal to or higher than Ps.60,000 or Ps.250,000 in the case parents, children and spouse were involved.

Holders of ADSs or common shares are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.

Court Tax

In the case of litigation regarding our ADSs or common shares before a federal court in Argentina or the courts sitting in the City of Buenos Aires, a 3% court tax calculated on the basis of the claim shall be charged. Certain court and other taxes could be imposed on the amount of any claim brought before the courts of the relevant province.

Tax Treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland, the UK and Mexico. Likewise, Argentina has signed a new treaty with the United Arab Emirates, but is still undergoing the respective ratification procedure. There is currently no tax treaty or convention for the avoidance of double taxation in effect between Argentina and the United States.

Incoming Funds Arising from Non-Cooperative Jurisdictions

Non-cooperative jurisdictions are those countries or jurisdictions that do not have in force with the Argentine government an agreement for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will be considered non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed itself. The executive power will list the non-cooperative jurisdictions based on the criteria above. According to the Decree No. 279/2018 non-cooperative jurisdictions would be those not included in the list currently published in the AFIP’s website created in accordance with the Decree No 589/2013 until the new list to be issued by the executive power is published.

According to the legal presumption under Section 18.1 of Law No. 11,683, as amended, incoming funds from non-cooperative jurisdictions will be deemed as unjustified net worth increases for the Argentine party, no matter the nature of the operation involved. Unjustified net worth increases are subject to the following taxes:

●	income tax at a 35% rate would be assessed on 110% of the amount of funds transferred.

●	VAT at a 21% rate would be assessed on 110% of the amount of funds transferred.

Although the concept of “incoming funds” is not clear, it should be construed as any transfer of funds:

(i)	from an account in a non-cooperative jurisdiction or from a bank account opened outside of a non-cooperative jurisdiction but owned by an entity located in a non-cooperative jurisdiction; or

(ii)	to a bank account located in Argentina or to a bank account opened outside of Argentina but owned by an Argentine Individual.

The Argentine Individual may rebut such legal presumption by duly evidencing before the AFIP that the funds arise from activities effectively performed by the Argentine Individual or by a third party in such jurisdiction, or that such funds have been previously declared.

With respect to the application of the abovementioned legal presumption on incoming funds from jurisdictions considered as no or low taxation regimes (defined under section 15.2 of the Income Tax Law), further clarifications are expected to be issued by the recent amendment’s implementing decree.

Item 10.F Dividends and paying agents

Not applicable.

Item 10.G Statement by experts

Not applicable.

Item 10.H Documents on display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D,C, 20549. Copies of the materials may be obtained from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains filings, reports and other information regarding issuers who, like us, file electronically with the SEC. The address of that website is http://www.sec.gov.

We remind investors that we are required to file financial statements and other periodic reports with the CNV because we are a public company in Argentina. Investors can access our historical financial statements published in Spanish on the CNV’s website at www.cnv.gob.ar. The information found on the CNV’s website is not a part of this annual report. Investors are cautioned not to place undue reliance on our financial statements or other information not included in this annual report.

Item 10.I. Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Financial Risk Management Goals and Policies

Our principal financial liabilities comprise of bank loans and borrowings from CAMMESA and trade and other payables. The main purpose of these financial liabilities is to finance our operations. We have trade and other receivables, and cash and cash equivalents that result directly from our operations. We also have available-for-sale financial assets and financial assets at fair value through profit and loss.

Due to our business activity, we are exposed to the following financial risks: market risk, credit risk and liquidity risk. We continuously monitor these risks to minimize the potential negative impact they could have on our finances.

Market Risk

Market risk is the risk of changes in the fair value or the future cash flows of financial instruments due to fluctuations in market prices. The market risks affecting our business include interest rate risk, foreign currency risk and price risk.

Interest Rate Risk

Changes in the interest rate affect the value of assets and liabilities accruing interest at a fixed rate, as well as cash flows from financial assets and liabilities with floating interest rates. Our short-term bank loans and our borrowings from Banco de Galicia y Buenos Aires S.A., as mentioned in Note 14.3 to our audited consolidated financial statements, accrue interest at a fixed interest rate.

The following table shows the sensitivity of income before income tax as of December 31, 2017 to a reasonably likely change to the interest rates, all other variables being equal:

Increase in basis points	Effect on income before income tax in thousands of Ps. (Loss)
500	(167,112)

Foreign Currency Risk

Foreign Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

We are exposed to the foreign currency risk in connection with the U.S. dollar to Argentine peso exchange rate, mainly as a result of our operating activities, investment projects and bank loans. We do not use derivative financial instruments to hedge such risk.

As of December 31, 2017, we had receivables and cash and cash equivalents in foreign currency in the amount of approximately US$58.5 million, and we had liabilities for US$109 million. See Note 14.9 to our audited consolidated financial statements as of December 31, 2017.

The following table shows the sensitivity of income before income tax as of December 31, 2017 to a reasonably likely change to the U.S. dollar to peso exchange rate, all other variables being equal (due to changes in the fair value of monetary assets and liabilities):

Change in the U.S. dollar exchange rate	Effect on income before income tax in thousands of Ps. (Loss)
10%	(93,729)

Price Risk

Our revenues primarily depend on the price of electric power under the Energía Base and on the production cost paid by CAMMESA. We are not able to fix prices in the market in which we operate. See “Item 4.B. Business Overview—The Argentine Electric Power Sector” and “Item 3.D.—Risk Factors—Electricity demand may be affected by tariff increases, which could lead generation companies like us to record lower revenues.”

Credit Risk

Credit risk is the risk of a counterparty failing to comply with the obligations undertaken under a financial instrument or business agreement, resulting in a financial loss. We are exposed to credit risk in connection with our operating activities (in particular, in connection with our trade receivables) and with our financial activities, including holdings of government securities. In particular, we have risks relating to receivables from CAMMESA. See “Item 3.D.—Risk Factors—Risks Relating to Our Business—Our results depend largely on the compensation established by the Secretariat of Electric Energy and received from CAMMESA” and “Item 3.D.—Risk Factors—Risks Relating to the Electric Power Sector in Argentina—We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector.”

We are entitled to receive payments from CAMMESA under the Energía Base within 42 days after the date of billing. In recent years, due to regulatory conditions in Argentina’s electric power sector that affected the profitability and economic viability of power utilities, certain WEM agents defaulted on their payments to CAMMESA, which adversely affected CAMMESA’s ability to meet its payment obligations to electric power generators, including us. As a consequence, in the past, we have seen CAMMESA pay within 92 days of month-end, rather than the required 42 days after the date of billing. Such payment delays would result in higher working capital requirements than we would typically have to finance with our own financing sources. However, this delay has been decreasing since April 2016. Since September 2016, CAMMESA has paid within 42 days after the date of billing, in accordance with the Energía Base.

The chart below shows the payment cycle of CAMMESA (for sales under the Energía Base) in terms of number of days after the due date that CAMMESA took to pay the balances each month from September 2015 to January 2018:

Source: Central Puerto

Under the Macri administration, we expect an improvement in CAMMESA from an operational and a creditworthiness perspective, which we believe should, in turn, improve CAMMESA’s payment cycle to generation companies, including us.

Under our contracts with YPF, we typically issue monthly invoices and YPF pays them within 35 to 45 days after they are issued. Our invoices are issued in U.S. dollars) and payments are made in pesos at the exchange rate as of the date of the payment.

Under our PPAs pursuant to Energía Plus, we typically issue monthly invoices and the off-taker pays them within 20 to 30 days after they are issued. The tariff for the energy sold is set in U.S. dollars. Our invoices can be issued in U.S. dollars or pesos converted into U.S. dollars, and are payable in pesos at the exchange rate as of the date of the payment, with the off-taker in this second case typically covering any exchange rate fluctuations as a result of any payment delay through credit or debit payments.

With respect to the FONINVEMEM program, after commercial authorization was granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly partial payments of our outstanding receivables from electric power sales from January 2004 through December 2007. These receivables are denominated in U.S. dollars bearing interest at LIBOR plus 1% (for receivables paid from the proceeds of the Manuel Belgrano plant) and 2% (for receivables paid from the proceeds of the “San Mart’n” power plant), and payments are made in pesos at the exchange rate as of the date of the payment.

Trade Receivables and Other Receivables

Our finance department is in charge of managing customer credit risk subject to policies, procedures and controls relating to ours credit risk management. Accounts receivable are regularly monitored. Even though we have not received guarantees, we have the authority to cause the power supply to be interrupted if clients fail to meet their credit obligations. For information on credit concentration, see Note 14.1 to our audited consolidated financial statements. As of the end of each reporting period, we test receivables from our major clients for impairment on an individual basis. The allowance recorded as of December 31, 2017 is deemed sufficient to cover the potential impairment in the value of our receivables.

Cash and Short-Term Investments

Our treasury department manages the credit risk inherent to balances held in banks and financial institutions, pursuant to our corporate policy. Excess funds are invested with approved counterparts only, which are limited to banks with high credit ratings, thereby mitigating risk.

Public and Corporate Securities

Our finance department manages this risk based on our corporate policies, pursuant to which we are only allowed to invest in securities issued by established, creditworthy corporations and by the federal or provincial government.

Liquidity Risk

We manage liquidity with the aim of guaranteeing that the necessary funds are available to support our business strategy. Short-term financing needs related to seasonal increases in working capital are covered through short- and medium-term bank credit lines. The following tables show the maturity profile of our financial liabilities.

As of December 31, 2017:

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	(in thousands of Ps.)
CAMMESA borrowings and other borrowings	233	2,258,409	2,534,287	4,792,929
Trade and other payables	1,015,369	1,936	-	1,017,305
Total	1,015,602	2,260,345	2,534,287	5,810,234

As of December 31, 2016:

	Less than 3 months	3 to 1 2months	1 to 5 years	Total
	(in thousands of Ps.)
Interest-bearing CAMMESA borrowings and other borrowing	294,692	2,046,208	1,284,783	3,625,683
Trade and other payables	654,929	669	-	655,598
Total	949,621	2,046,877	1,284,783	4,281,281

Item 12. Description of Securities Other Than Equity Securities

Item 12.A Debt Securities

Not applicable.

Item 12.B Warrants and Rights

Not applicable.

Item 12.C Other Securities

Not applicable.

Item 12.D American Depositary Shares

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of common shares, upon a change in the ADS(s)-to-common share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of common shares)
Up to U.S. 5¢ per ADS issued
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-commonshare(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

Service	Fees
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held
ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●
the registration fees as may from time to time be in effect for the registration of common shares on the share register and applicable to transfers of common shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;

●	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, ADSs and ADRs; and

●	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Our Company, under the supervision and with the participation of its management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act) as of December 31, 2017. There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon their evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2017.

(b) Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation report of the registered public accounting firm

Not applicable.

(d) Changes in internal controls over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A Audit committee financial expert

Mr. Miguel Dodero is our audit committee’s financial expert. He is an independent member of the audit committee under Rule 10A-3 and applicable NYSE standards.

Item 16.B Code of Ethics

We have adopted a “Code of Business Conduct” designed to establish guidelines with respect to professional conduct, morals and employee performance. This code applies to all directors, managers, heads and employees of the Company. The code is posted on our website and available free of charge at http://investors.centralpuerto.com/govdocs. We did not modify the code during the year ended December 31, 2017. In addition, we did not grant any waivers to the code during the year ended December 31, 2017.

On March 9, 2018 our Audit Committee approved the amendment of the Code of Business Conduct, according to the requirements of Argentina Law No. 27.401 (the “Corporate Criminal Liability Law”).

Item 16.C Principal Accountant Fees and Services

Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2017 and 2016. The following tables sets forth the total amount billed to us and our subsidiaries for the indicated fiscal years:

	2017	2016
	(in thousands of Ps.)
Audit Fees	12,964	8,731
Tax Fees	383	486
Total	13,347	9,217

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our annual consolidated financial statements, the reviews of our quarterly consolidated financial statements submitted to CNV and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, attestation services, consents and assistance with and review of documents filed with the SEC.

Tax fees are billed for professional services related to tax compliance and tax advice for fiscal years 2017 and 2016, respectively.

Item 16.D Exemptions from the Listing Standards for Audit Committees

We are relying on the exemption under Rule 10A-3(b)(1)(iv)(A)(2), which exempts a minority of the members of the audit committee from the independence requirements for one year from the effective date of the registration statement, filed in connection with our initial public offering. We do not believe that such reliance adversely affects the ability of the audit committee to act independently and to satisfy the other requirements of Exchange Act Rule 10A-3.

Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16.F Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G Corporate Governance

NYSE Corporate Governance Rules

Under NYSE rules, foreign private issuers are subject to more limited corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, we must comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE Listed Company Manual which set forth the following corporate governance rules: (i) we must satisfy the requirements of Rule 10A-3 of the Exchange Act relating to audit committees; (ii) our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable NYSE corporate governance rules; (iii) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards; and (iv) we must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules.

The table below briefly describes the significant differences between our Argentine corporate governance rules and the NYSE corporate governance rules:

Section	NYSE corporate governance rule for U.S. domestic issuers	Argentine corporate governance rules
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.	A listed company must have at least two independent directors who form a majority of the Audit Committee.
303A. 02
No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.

Pursuant to CNV Rules, a director is not independent if such director is:
(a)   a member of management or an employee of shareholders who hold material holdings in the listed company or of other entities in which these shareholders have material holdings or over which these shareholders exercise a material influence;

(b)   is currently an employee or has, in the last three years, been an employee of the listed company;

(c)   a person who has a professional relationship or is part of a company or professional association that maintains professional relations with, or that receives remunerations or fees (other than directors’ fees) from, the listed company or from shareholders that have material holdings in the listed company, or with a company in which such shareholders have material holdings or exercise a material influence;

(d)   a person who has material holdings in the listed company or in an entity that has material holdings in, or exercises a material influence over, the listed company;

(e)   a person who directly or indirectly provides goods or services to the listed company or to shareholders that have material holdings in or exercise a material influence over the listed company and receives compensation for such services that is substantially higher than that received as director of the listed company;

(f)   the member is married or is a family member to an individual who would not qualify as independent.

(g) the member is the director, CEO, administrator or principal executive from a non-profit organization which had received funds for amounts exceeding those established by Resolution No. 30/2011 of the UIF (currently equivalent to Ps.300,000), coming from the company, or a parent company;

(h) a person who receive any payments from the company or group companies other than fees as a director or dividends as shareholder; or

(i) a member of the administrative or supervisory committee and/or hold a significant participation (directly or indirectly) with respect to one or more companies that are registered as Agente de Negociación, Agente de Liquidación y Compensación y/o Agente de Corretaje de Valores Negociables.
It is necessary to comply with the conditions of independence for at least three years before the designation as a director.
The independent directors will cease to be independent after 10 years of holding its position of directors, and will be restored with its status of independent three years after leaving office.
“Material holdings” are shareholdings, either directly or indirectly, that represent at least 5% of the capital stock of the relevant entity, or a smaller percentage when the person has the right to elect one or more directors per class of shares or by having entered into agreements with other shareholders relating to the governance and the management of the relevant entity or of its controlling shareholders.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.
Neither Argentine law nor our bylaws require the holding of such meetings and we do not hold non-management directors meetings.

The Argentine Corporate Law provides, however, that the board shall meet at least once every three months, and according to our bylaws, whenever the chairman considers necessary to convene for a meeting.

303A.04
A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

Neither Argentine law nor our bylaws require the establishment of a nominating/corporate governance committee. We do not have a nominating/corporate governance committee.

Directors are nominated and appointed by the shareholders.

303A.05
A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

Neither Argentine law nor our bylaws require the establishment of a compensation committee. We do not have a compensation committee.
The compensation of our directors is determined at the annual ordinary shareholders’ meeting. Additionally, the audit committee must issue an opinion regarding the reasonableness and adequacy of such compensation.

303A.06*
A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3, with a written charter that covers certain minimum specified duties.

Argentine law requires the audit committee be composed of three or more members from the board of directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters. In addition, we are required to satisfy the audit committee requirements of Rule 10A-3.

The responsibilities of an audit committee, as provided in Law No. 26,831 and the CNV standards, are essentially the same as those provided for under Rule 10A-3, including, but not limited to, the following:

(a)   advise on the board of directors’ proposal for the designation of external independent accountants and to ensure their independence;

(b)   oversee our internal control mechanisms and administrative and accounting procedures and assess the reliability of all financial and other relevant information filed with the CNV and other entities to which we report;

(c)   oversee our information policies concerning risk management;

(d)   provide the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;

(e)   advise on the reasonableness of fees or stock option plans for our directors and managers proposed by the board of directors;

(f)   advise on our fulfillment of legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in cases of capital increase in which pre-emptive rights are excluded or limited;

(g)   verify the fulfillment of any applicable rules of conduct; and

(h)   issue grounded opinions on related-party transactions under certain circumstances and file such opinions with regulatory agencies as required by the CNV in the case of possible conflicts of interest.

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.
The basic terms for any equity-based compensation plan should be considered by the general shareholders’ meeting, notwithstanding its power to delegate any decision to the board of directors. We do not currently offer equity-based compensation to our directors, executive officers or employees, and have no policy on this matter.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.
Neither Argentine law nor our bylaws require the adoption or disclosure of corporate governance guidelines. The CNV Rules contain a recommended Code of Corporate Governance for listed companies and the board of directors must include on its annual report, the degree of compliance of such code. We have adopted, as of May 26, 2011, a corporate governance manual.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
Neither Argentine law nor our bylaws require the adoption or disclosure of a code of business conduct. We, however, have adopted a code of business conduct and ethics that applies to all of our employees.

303A.12
a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.

b)* Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.

c)* Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

The CNV Rules provide that each year the board of directors shall include in the annual report included in the financial statement, a report on the degree of compliance with the code of corporate governance for listed companies included in the CNV Rules. In such report, which shall be submitted to the CNV and published for the general public, the board of directors must: (i) inform if it fully complies with the guidelines and recommendations of the aforementioned code of corporate governance; or (ii) explain the reasons for which it complies only partially or it does not comply with such principles and recommendations, and indicate if the company intends to incorporate the principles and guidelines it failed to adopt. To such end, the company must (a) adopt the principles as general corporate governance guidelines and the recommendations as a framework to adopt the principles within the company; (b) notify compliance with each of the recommendations included in the Corporate Governance Manual; (c) in case of compliance include the required information in accordance with CNV Rules; and (d) in case of partial or non-compliance, justify such event and indicate the action plan for future years, or an indication of the reasons for which the board of directors does not consider appropriate or applicable to follow the recommendations and guidelines provided in the CNV Rules.

*We are required to comply with these rules under the NYSE Listed Company Manual
* We are required to conform the structure of the Board of Directors to the changes introduced by CNV Resolution No. 730/2018 by the first shareholders meeting held after December 31, 2018.

Item 16.H. Mine Safety Disclosure

Not applicable.

Item  17. Financial Statements

The Company has responded to Item 18 in lieu of responding to this Item 17.

Item  18. Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1.
English translation of bylaws of Central Puerto S.A. (incorporated by reference to Exhibit 3.1 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

2.1.
Form of deposit agreement among Central Puerto S.A., Citibank, N.A. and the holders and beneficial owners of ADSs issued thereunder (incorporated by reference to our registration statement on Form F-6 (File No. 333-222584) filed with the Commission on January 17, 2018).

4.1.
English translation of the Shareholders Agreement of CP Renovables S.A., dated as of January 18, 2017, among Central Puerto S.A. and Guillermo Pablo Reca (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.2.
Guarantee and Sponsor Support Agreement, dated as of December 22, 2017, among CP La Castellana S.A.U., as Borrower, CP Renovables S.A., as Sponsor and Shareholder, Central Puerto S.A., as Sponsor Guarantor and Shareholder, the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, the International Finance Corporation, as Senior Lenders, The Eligible Hedge Providers Listed Therein, and Citibank, N.A., as Offshore Collateral Agent (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.3.
Common Terms Agreement (the “Common Terms Agreement”), dated as of October 20, 2017, among CP La Castellana S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and the International Finance Corporation (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.4.
Amendment and Waiver to the Common Terms Agreement, dated as of December 22, 2017 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.5.
Loan Agreement, dated as of October 20, 2017, among CP La Castellana S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, and the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.6.
Loan Agreement, dated as of October 20, 2017, among CP La Castellana S.A.U. and the International Finance Corporation (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.7.
English translation of Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011, dated as of November 25, 2010, among the Secretary of Energy of the Ministry of Federal Planification, Public Investment and Services, and the generators named therein (the “FONINVEMEM Arrangement for CVOSA”) (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.8.
English translation of Addendum No. 1 to the Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011, dated as of April 12, 2011, among the Secretary of Energy of the Ministry of Federal Planification, Public Investment and Services, and the generators named therein (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.9.
English translation of Addendum No. 2 to the Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011, dated as of June 25, 2012, among the Secretary of Energy of the Ministry of Federal Planification, Public Investment and Services, and the generators named therein (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.10.
English translation of Final Agreement for the Management and Operation of Projects for the Reconversion of the MEM Under the Scope of Resolution 1427/2004 Issued by the Secretariat of Energy, as dated October 17, 2005, among the Argentine Secretary of Energy and the generators named therein (the “FONINVEMEM Arrangement for TJSM and TMB”) (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.11.
English translation of the Offer to Transfer the La Plata Steam and Electric Power Cogeneration Plant, dated as of December 15, 2017, from Central Puerto S.A. to YPF Energía Eléctrica S.A. (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.12.
Common Terms Agreement, dated as of January 17, 2018, among CP Achiras S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and the International Finance Corporation (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.13.
Loan Agreement, dated as of January 17, 2018, among CP Achiras S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, and the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.14.
Loan Agreement, dated as of January 17, 2018, among CP Achiras S.A.U. and the International Finance Corporation (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.15.
Guarantee and Sponsor Support Agreement, dated as of February 22, 2018, among CP Achiras S.A.U., as Borrower, CP Renovables S.A., as Sponsor and Shareholder, Central Puerto S.A., as Sponsor Guarantor and Shareholder, the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, the International Finance Corporation, as Senior Lenders, and Citibank, N.A., as Offshore Collateral Agent.

4.16.
Wind Farm Omnibus Amendment and Agreement, dated March 16, 2018, among CP Achiras S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and the International Finance Corporation.

8.1.	List of subsidiaries of Central Puerto S.A. as of the date of this annual report.
11.1.	Code of Ethics of Central Puerto S.A., as amended.
12.1.	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2.	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1.	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1.	Consent of G&G Energy Consultants (incorporated by reference to Exhibit 23.4 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).
15.2.	Consent of Vaisala, Inc. (incorporated by reference to Exhibit 23.5 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).
101*	XBRL Instance Document and related items.

* As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 402 of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Act, will be deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise will not be subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAL PUERTO S.A.

By:	/S/ Fernando Roberto Bonnet
Name: Fernando Roberto Bonnet
Title: Chief Financial Officer

Date: April 27, 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Central Puerto S.A.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Central Puerto S.A. (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

We have served as the Company’s auditor since 2002.

Buenos Aires, Argentina
April 24, 2018

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME

		For the years ended December 31,
	Notes	2017	2016	2015
		ARS 000	ARS 000	ARS 000
Continuing operations
Revenues	5	5,956,596	3,562,721	2,654,180
Cost of sales	6.1	(2,742,147)	(2,069,752)	(1,397,365)
Gross income		3,214,449	1,492,969	1,256,815

Administrative and selling expenses	6.2	(651,168)	(445,412)	(371,485)
Other operating income	7.1	640,480	1,137,736	735,517
Other operating expenses	7.2	(92,497)	(84,845)	(52,702)
Operating income		3,111,264	2,100,448	1,568,145

Finance income	7.3	932,227	420,988	362,363
Finance expenses	7.4	(697,638)	(620,448)	(138,308)
Share of the profit of associates	3	715,001	147,513	43,390
Income before income tax from continuing operations		4,060,854	2,048,501	1,835,590

Income tax for the year	9	(1,051,896)	(717,639)	(625,451)
Net income for the year from continuing operations		3,008,958	1,330,862	1,210,139

Discontinued operations
Income after tax for the year from discontinued operations	21	485,041	437,974	131,859
Net income for the year		3,493,999	1,768,836	1,341,998

Attributable to:
- Equity holders of the parent		3,507,795	1,768,843	1,341,998
- Non-controlling interests		(13,796)	(7)	-
		3,493,999	1,768,836	1,341,998

Basic and diluted earnings per share (ARS)	10	2.33	1.17	0.89

Basic and diluted earnings per share from continuing operations (ARS)	10	2.01	0.88	0.80

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the years ended December 31,
	Notes	2017	2016	2015
		ARS 000	ARS 000	ARS 000
Net income for the year		3,493,999	1,768,836	1,341,998

Other comprehensive income for the year

Other comprehensive income to be reclassified to income in subsequent periods

(Loss) gain on available-for-sale financial assets	8	(442,864)	326,863	207,065
Income tax related to net gain (loss) on available-for-sale financial assets	9	151,401	(114,402)	(72,462)
Other comprehensive income (loss) to be reclassified to income in subsequent periods, net of tax		(291,463)	212,461	134,603

Other comprehensive loss not to be reclassified to income in subsequent periods

Remeasurement of losses from long-term employee benefits	15.3	(17,380)	(20,594)	(2,539)
Income tax related to remeasurement of losses from long-term employee benefits	9	2,867	7,208	889
Other comprehensive loss not to be reclassified to income in subsequent periods, net of tax		(14,513)	(13,386)	(1,650)
Other comprehensive income for the year		(305,976)	199,075	132,953
Total comprehensive income for the year		3,188,023	1,967,911	1,474,951

Attributable to:
- Equity holders of the parent		3,201,819	1,967,918	1,474,951
- Non-controlling interests		(13,796)	(7)	-
		3,188,023	1,967,911	1,474,951

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		12-31-2017	12-31-2016
	Notes	ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment	12	7,431,728	2,811,539
Intangible assets	13	187,833	236,530
Investment in associates	3	985,646	307,012
Trade and other receivables	14.1	2,602,213	3,553,129
Other non-financial assets	15.1	12,721	1,466,547
Inventories	11	48,203	30,830
		11,268,344	8,405,587
Current assets
Inventories	11	110,290	137,965
Other non-financial assets	15.1	470,895	137,110
Trade and other receivables	14.1	3,887,065	2,215,535
Other financial assets	14.8	1,110,728	1,796,756
Cash and cash equivalents	16	88,633	30,008
		5,667,611	4,317,374
Assets held for sale	21	143,014	-
		5,810,625	4,317,374
Total assets		17,078,969	12,722,961

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		664,988	664,988
Merger premium		376,571	376,571
Legal and other reserves		519,189	431,007
Voluntary reserve		450,865	68,913
Retained earnings		3,503,046	1,757,051
Accumulated other comprehensive income		43,284	334,747
Equity attributable to holders of the parent		7,071,965	5,147,299
Non-controlling interests		289,035	6,717
Total equity		7,361,000	5,154,016

Non-current liabilities
Other non-financial liabilities	15.2	468,695	635,162
Other loans and borrowings	14.3	1,478,729	-
Borrowings from CAMMESA	14.4	1,055,558	1,284,783
Compensation and employee benefits liabilities	15.3	113,097	87,705
Deferred income tax liabilities	9	703,744	1,136,481
Provisions	18	-	125,201
		3,819,823	3,269,332
Current liabilities
Trade and other payables	14.2	1,017,306	655,598
Other non-financial liabilities	15.2	659,668	476,785
Borrowings from CAMMESA	14.4	1,753,038	1,047,722
Other loans and borrowings	14.3	505,604	1,293,178
Compensation and employee benefits liabilities	15.3	323,078	205,923
Income tax payable		1,096,817	278,922
Provisions	18	413,474	341,485
		5,768,985	4,299,613
Liabilities directly associated with the assets held for sale	21	129,161	-
		5,898,146	4,299,613
Total liabilities		9,717,969	7,568,945
Total equity and liabilities		17,078,969	12,722,961

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to holders of the parent
	Capital stock	Noncapitalized contribution		Retained earnings
	Face value	Adjustment to capital stock	Merger premium	Legal and other reserves	Voluntaryreserve	Unappropriated retained earnings	Other accumulated comprehensive income (loss)	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
As of January 1, 2017	1,514,022	664,988	376,571	431,007	68,913	1,757,051	334,747	6,717	5,154,016

Net income for the year	-	-	-	-	-	3,507,795	-	(13,796)	3,493,999
Other comprehensive income for the year	-	-	-	-	-	(14,513)	(291,463)	-	(305,976)
Total comprehensive income for the year	-	-	-	-	-	3,493,282	(291,463)	(13,796)	3,188,023

Contributions from non-controlling interests	-	-	-	-	-	2,240	-	293,172	295,412
Share-based payments	-	-	-	-	-	-	-	2,942	2,942
Increase in legal reserve	-	-	-	88,182	-	(88,182)	-	-	-
Increase in voluntary reserve	-	-	-	-	1,668,869	(1,668,869)	-	-	-
Dividends in cash	-	-	-	-	(1,286,917)	7,524	-	-	(1,279,393)
As of December 31, 2017 (1)	1,514,022	664,988	376,571	519,189	450,865	3,503,046	43,284	289,035	7,361,000

As of January 1, 2016	199,742	664,988	366,082	363,289	1,507,513	1,347,763	122,286	-	4,571,663

Net income for the year	-	-	-	-	-	1,768,843	-	(7)	1,768,836
Other comprehensive (loss) income for the year	-	-	-	-	-	(13,386)	212,461	-	199,075
Total comprehensive income for the year, net	-	-	-	-	-	1,755,457	212,461	(7)	1,967,911

Contributions from non-controlling interests	-	-	-	-	-	-	-	6,724	6,724
Decrease in capital stock	(10,489)	-	10,489	-	-	-	-	-	-
Increase in legal reserve	-	-	-	67,718	-	(67,718)	-	-	-
Increase in voluntary reserve	-	-	-	-	1,286,641	(1,286,641)	-	-	-
Dividends in cash	-	-	-	-	(1,400,472)	8,190	-	-	(1,392,282)
Dividends in shares	1,324,769	-	-	-	(1,324,769)	-	-	-	-
As of December 31, 2016	1,514,022	664,988	376,571	431,007	68,913	1,757,051	334,747	6,717	5,154,016

As of January 1, 2015	199,742	664,988	366,082	347,402	1,205,983	664,557	(12,317)	-	3,436,437
Net income for the year	-	-	-	-	-	1,341,998	-	-	1,341,998
Other comprehensive (loss) income for the year	-	-	-	-	-	(1,650)	134,603	-	132,953
Total comprehensive income for the year, net	-	-	-	-	-	1,340,348	134,603	-	1,474,951

Increase in legal reserve	-	-	-	15,887	-	(15,887)	-	-	-
Increase in voluntary reserve	-	-	-	-	666,530	(666,530)	-	-	-
Dividends in cash	-	-	-	-	(365,000)	25,275	-	-	(339,725)
As of December 31, 2015	199,742	664,988	366,082	363,289	1,507,513	1,347,763	122,286	-	4,571,663

(1)
Common stock, ARS 1.00 par value; 1,514,022,256 authorized, outstanding and issued shares. At December 31, 2017, a subsidiary held 8,851,848 common shares.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Operating activities
Income for the year before income tax from continuing operations	4,060,854	2,048,501	1,835,590
Income for the year before income tax from discontinued operations	749,198	673,807	202,860
Income for the year before income tax	4,810,052	2,722,308	2,038,450

Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant and equipment	278,679	201,865	157,189
Loss (gain) on replacement/disposal of property, plant and equipment	559	2,570	(8,435)
Amortization of intangible assets	48,697	40,161	37,271
Discount of accounts receivable and payable, net	(51,838)	(718,114)	(118,560)
Interest earned from customers	(270,715)	(108,423)	(41,965)
Finance income	(932,227)	(420,988)	(362,363)
Finance expenses	697,977	634,903	160,186
Share of the profit of associates	(715,001)	(147,513)	(43,390)
Share-based payments	2,942	-	-
Movements in provisions, impairment of material and spare parts and long-term employee benefit plan expense	125,770	102,982	97,220

Working capital adjustments:
Increase in trade and other receivables	(1,057,029)	(966,677)	(882,760)
Decrease (Increase) in other non-financial assets and inventories	(376,674)	822,394	(48,554)
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	477,218	600,784	422,538
	3,038,410	2,766,252	1,406,827
Interest received from customers	76,198	70,234	31,592
Income tax and minimum presumed income tax paid	(725,625)	(747,879)	(165,432)
Net cash flows provided by operating activities	2,388,983	2,088,607	1,272,987

Investing activities
Purchase of property, plant and equipment	(3,483,521)	(1,070,201)	(664,166)
Upfront payments of property, plant and equipment purchases	-	(1,118,158)	(479,677)
Dividends received	36,372	25,798	60,616
Interest received from financial assets	-	4,088	31,529
Sale (Purchase) of available-for-sale financial assets, net	1,129,860	207,670	(290,240)
(Purchase) Sale of investments in associates	(6)	25,053	-
Net cash flows used in investing activities	(2,317,295)	(1,925,750)	(1,341,938)

Financing activities
Movement in short term borrowings	(312,210)	106,759	158,289
Bank loans received	1,871,894	868,789	-
Repayments of bank loans	(994,966)	-	-
Borrowings received from CAMMESA	403,427	784,245	733,906
Repayment of 9% Corporate bonds - Class I 2007	-	(743,087)	(288,182)
Interest paid	(42,758)	(64,157)	(88,722)
Dividends paid	(1,279,393)	(1,392,282)	(339,725)
Contributions from non-controlling interests	295,412	6,724	-
Net cash flows (used in) provided by financing activities	(58,594)	(433,009)	175,566

Increase (Decrease) in cash and cash equivalents	13,094	(270,152)	106,615
Exchange difference and other financial results	45,531	7,671	5,697
Cash and cash equivalents as of January 1	30,008	292,489	180,177
Cash and cash equivalents as of December 31	88,633	30,008	292,489

CENTRAL PUERTO S.A.

1.
Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation and commercialization.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

Our shares are listed on the BCBA (“Buenos Aires Stock Exchange”), and, since February 2, 2018, they are listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

The Group owns five thermal generation plants across three complexes: Puerto, La Plata and Luján de Cuyo as follows:

-
Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires on the bank of the Rio de la Plata. Our Puerto complex’s facilities include the Nuevo Puerto and the Puerto Nuevo steam turbines plants and the Puerto Combined Cycle plant and has a current installed capacity of 1,714 MW.

-
Our Luján de Cuyo plant is located in Luján de Cuyo, Province of Mendoza and has an installed capacity of 509 MW. The plant also has a combined heat and power unit in place, which supplies 150 tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam provision contract.

-
Our La Plata plant is located in La Plata, Ensenada, Province of Buenos Aires and has an installed capacity of 128 MW and steam generating capacity of 240 tons per hour. The plant is installed on property owned by YPF’s La Plata refinery in connection with a 22-year agreement with YPF for the supply of steam and electricity beginning on October 31, 1995. As of further described in notes 22.2 and 22.8 in 2018 we transferred the plant to YPF Energía Eléctrica S.A. (“YPF EE”), a subsidiary of YPF.

The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river and on the border of the Neuquén and Rio Negro provinces. Piedra del Águila has an installed capacity of 1,440 MW from four 360 MW generating units.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees Distribuidora de Gas del Centro S.A. and Distribuidora de Gas Cuyana S.A. (See note 3.2).

The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the construction management and operation of the thermal plant Central Vuelta de Obligado.

Through its subsidiary Proener S.A., the Group sells and transports any type of fuels both in the country and abroad.

Moreover, as of the incorporation of CP Renovables S.A. (“CPR”) and its subsidiaries, the Group has begun to participate in the development and construction of energy projects based on the use of renewable energy sources.

CENTRAL PUERTO S.A.

Merger with Hidroneuquén SA, Operating SA and Sociedad Argentina de Energía SA

In December 2015, our Board of Directors approved the merger with our shareholders Hidroneuquén SA (“HDNQ”) and Operating SA (“Operating”) and our ultimate parent company Sociedad Argentina de Energia SA (“SADESA”). All the companies were under common control of SADESA. After the merger, CEPU is the surviving company. The effective date of the merger was January 1, 2016 and it was approved for the shareholders of the three companies in March 2016 and by the Argentine securities regulator (hereinafter “CNV”) in July 2016. The transaction has been accounted for at historical cost, similar to a pooling of interests, with a restatement of prior period financial statement to give retrospective effects to the merger as if the entities have always been under the same consolidated group. The restated financial statements have been presented to shareholders of the Company pursuant to the rules of CNV.

Overview of Argentine Electricity Market

Transactions among different participants in the electricity industry take place through the wholesale electricity market (“WEM”) which is a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand (“Term market”) and also, where prices are established on an hourly basis based on the economic production cost, represented by the short term marginal cost measured at the system’s load center (“Spot market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-government organization that was established to administer the WEM and functions as a clearing house for the different market participants operating in the WEM. Its main functions include the operation of the WEM and dispatch of generation and price calculation in the Spot market, the real-time operation of the electricity system and the administration of the commercial transactions in the electricity market.

Following Argentina’s economic crisis in 2001 and 2002 the costs of generators were increasing as a result of the devaluation of the Argentine peso and increasing fuel prices. As a result of the freeze in end user tariffs combined with the higher generation costs, CAMMESA began experiencing deficits as it was not able to collect from the end users (via distributors) the full price of electricity it owed to the generators. Given this structural deficit, CAMMESA passed a series of regulations to keep the electrical system operating despite the structural deficit.

Amendments to WEM regulations

a)
Resolution SE No. 406/03 and other regulations related to WEM generators’ receivables

Resolution 406/03 issued in September 2003 enforced priority payments of generator’s balances. Under the priority payment plan, generators only collected the variable generation costs declared and the payments for power capacity and the remaining payments on these plants were delayed as there were not sufficient funds as a result of the structural deficit. Resolution 406/03 established that the resulting monthly obligations to generators for the unpaid balance were to be considered payments without a fixed due date, or “LVFVD receivables” using the Spanish acronym. Although these obligations did not have a specified due date, the Resolution provided that they would earn interest at an equivalent rate to the one received by CAMMESA on its own cash investments, hereafter “the CAMMESA rate”.

As a result of this regulation, a portion of the invoices issued by Company’s plants were not paid in full beginning in 2004.

Between 2004 and 2007, the Argentine government issued a series of resolutions aimed at increasing thermal generation capacity while at the same time providing a mechanism for generators to collect their LVFVD receivables. These resolutions created funds called the “FONINVEMEM” which were administered by trusts (“the FONINVEMEM trust”) and made investments in two thermal generation plants within Argentina. All WEM creditor agents with LVFVD (including the Company) were invited to state formally their decision to participate in forming the FONINVEMEM. The Company, as most LVFVD generators, stated its decision to participate in the creation of the FONINVEMEM with the abovementioned receivables.

Under these Resolutions, the FONINVEMEM trusts are the owner of the plants during the first ten years of operations.

CENTRAL PUERTO S.A.

The FONINVEMEM agreements established that the receivables mentioned above will be paid by CAMMESA in 120 equal, consecutive monthly installments commencing on the commercial operation date of the plants. The LVFVD receivables were converted to US dollar to protect the generators from deterioration in the Argentine peso and began earning interest at LIBOR plus a spread as stipulated in the agreement (as opposed to the CAMMESA rate). After the initial ten years of the plants’ operations, ownership of the plants will be allocated to the generators and the government in accordance with a ratio between the total cost of the plants and the amount of each generator LVFVD. However, the allocation of ownership interests in the plants between and among the generators and the government was not stated in the agreements and has not been communicated to the Company. Further, any remaining debt obligation that was used to fund the construction of the plant is not expected to be transferred to the generators upon receiving equity interests in the plant.

The Company participated with LVFVD accrued over the 2004 - 2007 period in the FONINVEMEM trusts to construct the thermal generation plants named Thermal Jose de San Martin and Thermal Manuel Belgrano, which became operational in early 2010. At that time, CAMMESA informed the Company of the payment plan, including the amount of accrued interest at the CAMMESA rate which was added to the principal to be repaid in monthly installments over a ten-year period. Upon receipt of the payment schedule, the Company recognized accrued interest (related to the CAMMESA rate). The Company also began recognizing LIBOR interest income based on the contractual rate provided in the Resolution and the conversion of the receivables into US dollar. Since achieving commercial operations in 2010, CAMMESA have made all scheduled contractual principal and interest payments in accordance with the installment plan.

Additionally, in 2010 the Company approved a new agreement with the former Secretariat of Energy (Central Vuelta Obligado, the “CVO agreement”). This agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution 406/03 accrued over the 2008-2011 period by the generators (“CVO receivables”) and for that purpose, enabling the construction of a thermal combined cycle plant named Central Vuelta de Obligado. The CVO agreement established that the CVO receivables will be paid by CAMMESA in 120 equal, consecutive monthly installments, they will be converted into US dollars at the rate stipulated in the agreement (Argentine Pesos 3.97 per US dollar) and they will accrue interest at LIBOR + 5%.

As of December 31, 2017, the stages of the work had not been completed in the contractually agreed terms, therefore there were uncertainties regarding the completion of the thermal combined cycle plant, and consequently, of its commissioning. Additionally, CAMMESA has not reported the amount of interest accrued on the CVO receivables corresponding to the CAMMESA rate, and therefore, the Company considered that the conditions set forth by IFRS for recognition had not been met at period-end. For this reason, we have not recognized interests as well as the effect of the conversion of these receivables into US dollars due to uncertainties in the application of the agreement terms by CAMMESA because the agreement included conditions precedent to complete the combined-cycle project and obtain the related regulatory approvals, which had not yet occurred. (See note 14.1).

Under the agreements mentioned in the previous paragraphs, generators created three companies, Termoeléctrica José de San Martín S.A., Termoeléctrica Manuel Belgrano S.A. and Central Vuelta de Obligado S.A., each of which is in charge of managing the purchase of equipment, construction, operation and maintenance of each of the new thermal power plants.

b)
Resolution No. 95/2013, Resolution No. 529/2014, Resolution No. 482/2015 and Resolution No. 22/2016

On March 26, 2013, the former Secretariat of Energy released Resolution No. 95/2013 (“Resolution 95”), which affects the remuneration of generators whose sales prices had been frozen since 2003. This new regulation, which modified the current regulatory framework for the electricity industry, is applicable to generators with certain exceptions. It defined a new compensation system based on compensating for fixed costs, non-fuel variable costs and an additional remuneration. Resolution 95 converted the Argentine electric market towards an “average cost” compensation scheme. Resolution 95 applied to all Company’s plants, excluding La Plata plant, which also sells energy in excess of YPF’s demand on the Spot market pursuant to the framework in place prior to Resolution 95.

CENTRAL PUERTO S.A.

In addition, Resolution 95 addressed LVFVD receivables not already included in any one of the FONINVEMEM trusts.

Thermal units must achieve an availability target which varies by technology in order to receive full fixed cost revenues. The availability of all Company’s plants exceeds this market average. As a result of Resolution 95, revenues to Company’s thermal units increased, but the impact on hydroelectric plant Piedra del Águila is dependent on hydrology. The new Resolution also established that all fuels, except coal, are to be provided by CAMMESA.

The resolution also established that part of the additional remuneration shall be not collected in cash rather it is implemented through LVFDV and will be directed to a “New Infrastructure Projects in the Energy Sector” which need to be approved by the former Secretariat of the Energy.

Finally, Resolution 95 suspended the inclusion of new contracts in the Term market as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the effective date of Resolution 95 will continue being managed by CAMMESA upon their termination. As from such termination, large users should acquire their supplies directly from CAMMESA.

On May 23, 2014, the Official Gazzette published Resolution No. 529/2014 issued by the former Secretariat of Energy (“Resolution 529”) which retroactively updated the prices of Resolution 95 to February 1, 2014, changed target availability and added a remuneration for non-recurrence maintenance. This remuneration is implemented through LVFDV and is aimed to cover the expenses that the generator incurs when performing major maintenances in its units.

On July 17, 2015, the Secretariat of Electric Energy set forth Resolution No. 482/2015 (“Resolution 482”) which retroactively updated the prices of Resolution 529 to February 1, 2015, and created a new trust called “Recursos para las inversiones del FONINVEMEM 2015-2018” in order to invest in new generation plants. Company’s plants would receive compensation under this program.

Finally, on March 30, 2016, through Resolution No. 22/2016 (“Resolution 22”), the values set by Resolution 482 were updated to become effective as from the transactions of February 2016.

c)
Resolution No. 19/2017

On January 27, 2017, the Secretariat of Electric Energy (“SEE”) issued Resolution SEE No. 19/17 (published in the Official Gazette on February 2, 2017) (Resolution 19), which replaced Resolution 95, as amended. This resolution changes electric energy generators remuneration methodology for transactions operated since February 1, 2017.

Resolution 19 substantially amended the tariff scheme applicable, which was previously governed by Resolution 22. Among its most significant provisions, such resolution established: (a) that generation companies would receive a remuneration of electric power generated and available capacity, (b) gradual increases in tariffs effective as of February, May and November 2017, (c) that the new tariffs would be denominated in U.S. dollars, instead of Argentine pesos, thus protecting generation companies from potential fluctuations in the value of the Argentine peso and (d) 100% of the energy sales are collected in cash by generators, eliminating the creation of additional LVFVD receivables.

Pursuant to this resolution, the Secretariat of Electric Energy established that electricity generators, co-generators and self-generators acting as agents in the WEM and which operate conventional thermal power plants, may make guaranteed availability offers (ofertas de disponibilidad garantizada) in the WEM. Pursuant to these offers, these generation companies may commit specific capacity and power output of the generation, provided that such capacity and energy had not been committed under other power purchase agreements. The offers must be accepted by CAMMESA (acting on behalf of the electricity demanding agents of the WEM), who will be the purchaser of the power under the guaranteed availability agreements (compromisos de disponibilidad garantizada). The term of the guaranteed availability agreements is 3 years, and their general terms and conditions are established in Resolution 19.

CENTRAL PUERTO S.A.

Resolution 19 also establishes that WEM agents that operate hydroelectric power plants shall be remunerated for the energy and capacity of their generation units in accordance with the values set forth in such resolution.

2.
Basis of preparation of the consolidated financial statements

2.1.
Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The attached financial statements have been prepared in order to be included in a Securities and Exchange Commission (“SEC”) filing and have been approved by the Company’s Board of Directors on April 24, 2018.

These consolidated financial statements provide comparative information in respect of the previous years.

In preparing these consolidated financial statements, the Group applied the significant accounting policies, estimates and assumptions described in notes 2.2 and 2.3, respectively. Moreover, the Group has adopted the changes in accounting policies described in note 2.4.

These financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets and financial assets at fair value through profit or loss, which have been measured at fair value.

The Group’s consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.1.1.
Basis of consolidation

The consolidated financial statements as of December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and 2015, include the financial statements of the Group formed by the parent company and its subsidiaries: Central Vuelta de Obligado S.A., Proener S.A.U. and CP Renovables S.A. and its subsidiaries.

Control is achieved when the investor is exposed or entitled to variable returns arising from its ownership interest in the investee, and has the ability to affect such returns through its power over the investee. Specifically, the investor controls an investee, if and only if it has:

-
Power over the investee (i.e. the investor has rights that entitle it to direct the relevant activities of the investee).

-
Exposure or right to variable returns arising from its ownership interest in the investee.

-
Ability to exercise its power over the investee to significantly affect its returns.

Consolidation of a subsidiary begins when the parent company obtains control over the subsidiary and ends when the parent company loses control over the subsidiary. The assets, liabilities, income and expenses of a subsidiary acquired or sold during the fiscal year are included in the consolidated financial statements from the date on which the parent company acquired control of the subsidiary to the date on which the parent company ceased to control the subsidiary.

The result for the fiscal year and each component of the other comprehensive income (loss) are assigned to the owners of the parent company and non-controlling interests, even if the results of the non-controlling interests give rise to a debit balance. If necessary, appropriate adjustments are made to the subsidiaries’ financial statements so that their accounting policies are in accordance with the Group’s accounting policies. All assets and liabilities, equity, income, expenses and cash flows within the Group that relate to transactions among the members of the Group are completely eliminated in the consolidation process.

CENTRAL PUERTO S.A.

A change in ownership interest in a subsidiary, without loss of control, is accounted for as an equity transaction. If the Group loses control of a subsidiary, it cancels the carrying amount of the assets (including goodwill) and related liabilities, non-controlling interests and other equity components, while recognizing the profit or loss resulting from the transaction in the relevant income statement. Any retained residual interest is recognized at its fair value.

2.1.2.
Measuring unit

Under International Accounting Standard (IAS) 29, the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, should be stated in terms of the measuring unit current at the end of the reporting fiscal year. Although this standard does not establish an absolute inflation rate at which hyperinflation is deemed to arise, it is a general practice to consider a cumulative rate for changes in prices over the last three years that approaches or exceeds 100%, together with a series of other qualitative factors related to the macroeconomic environment, as a condition signifying hyperinflation.

Management assesses whether the Argentine pesos has the characteristics to be described as the currency of a hyperinflationary economy following the guidelines established in IAS 29, and for the evaluation of the quantitative factor previously mentioned, considers the development of the domestic wholesale price index (“DWPI”) published by the “Argentine Statistics and Census Institute” (“INDEC” for its Spanish acronym), given such index best reflects the conditions required by IAS 29.

Since the new national government took office on December 10, 2015, a reorganization process of the INDEC has begun. Such agency has published monthly inflation data measured on the basis of the DWPI as from January 2016, without measuring specific inflation for the months of November and December 2015. As of December 31, 2017, the accumulated inflation rate for the three-year period ended on that date, measured on the basis of the official INDEC data for that index, is approximately 77%, without computing the missing inflation data corresponding to the months of November and December 2015.

2.2.
Summary of significant accounting policies

The following are the significant accounting policies applied by the Group in preparing its consolidated financial statements.

2.2.1.
Classification of items as current and non-current

The Group classifies assets and liabilities in the consolidated statement of financial position as current and non-current. An entity shall classify an asset as current when:

-
it expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

-
it holds the asset primarily for the purpose of trading;

-
it expects to realize the asset within twelve months after the reporting period; or

-
the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

An entity shall classify a liability as current when:

-
it is expected to be settled in normal operating cycle;

-
It is held primarily for the purpose of trading;

-
it is due to be settled within twelve months after the reporting period; or

CENTRAL PUERTO S.A.

-
there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities, in all cases.

2.2.2.
Fair value measurement

The Group measures certain financial instruments at their fair value at each reporting date. In addition, the fair value of financial instruments measured at amortized cost is disclosed in note 14.6.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-
in the principal market for the asset or liability, or

-
in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-
Level 1 input data: quoted (unadjusted) prices in active markets for identical assets or liabilities.

-
Level 2 input data: valuation techniques with input data other than the quoted prices included in Level 1, but which are observable for assets or liabilities, either directly or indirectly.

-
Level 3 input data: valuation techniques for which input data are not observable for assets or liabilities.

2.2.3.
Transactions and balances in foreign currency

Transactions in foreign currencies are recorded by the Group at the related functional currency rates prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange ruling at the reporting period-end.

All differences are taken to consolidated statement of income under other operating income or expenses, or under finance income or expenses, depending on the nature of assets or liabilities generating those differences.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

CENTRAL PUERTO S.A.

2.2.4.
Revenue recognition

2.2.4.1.
Revenue from ordinary activities

Revenue from ordinary activities is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made by the customer. Revenue is measured at the fair value of the consideration received or receivable, considering the agreed-upon payment terms and excluding taxes or duties. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

Revenue from the sale of energy and power is calculated at the prices established in the relevant agreements or at the prices prevailing in the electricity market, pursuant to current regulations. They include revenues from energy and power provided and not billed, until after the end of the reporting period, valued at the prices defined in agreements or in the relevant regulations for each fiscal year.

2.2.4.2.
Other income

Interest

For all financial assets and liabilities measured at amortized cost and interest bearing financial assets classified as available for sale, interest income or expense is recorded using the effective interest rate method, which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. In general, interest income and expense is included in finance income and expenses in the consolidated statement of income, respectively, unless they derive from operating items (such as trade and other receivables or trade and other payables); in that case, they are booked under other operating income and expenses, as the case may be.

2.2.5.
Taxes

Current income tax and minimum presumed income tax

Current income tax assets and liabilities for the year are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute those amounts are those that are enacted or substantively enacted, at the end of the reporting period. The statutory tax rate for the Group for the fiscal year 2017 is 35% (See note 23.a).

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of income.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Minimum presumed income tax is supplementary to income tax since while the latter is levied on taxable income for the reporting period, minimum presumed income tax is a minimum levy determined by applying the current 1% rate to the potential income of certain productive assets. Therefore, the Group’s tax obligation shall be the higher of these two taxes. However, should minimum presumed income tax exceed current income tax owed in a given tax year, such excess may be carried forward as payment on account of any income tax in excess of the minimum presumed income tax that could occur in any of the ten subsequent tax years.

Minimum presumed income tax credit is measured at non-discounted nominal value, as it is similar to a deferred income tax asset.

The carrying amount of minimum presumed income tax is reviewed at each reporting period date and reduced against income or loss for the period under income tax charge to the extent that its use as payment on account of income tax in future fiscal years is no longer probable. Minimum presumed income tax credit not recognized

CENTRAL PUERTO S.A.

as credit or previously derecognized is reviewed as of each reporting period-end and it is recognized as an asset against income or loss for the period under income tax expenses to the extent that it is likely to be used as payment on account of income tax payable in future years.

On July 22, 2016, Law No. 27,260 was published, which, among other aspects, repealed the minimum presumed income tax for fiscal years beginning on or after January 1, 2019.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their related carrying amounts.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

-
where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

-
in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and tax carry forwards losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and/or the tax losses carry forward can be utilized, except:

-
where the deferred income tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

-
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and taxable profit will be available against which those differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting period date and reduced against income or loss for the period or other comprehensive income, as the case may be, to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized (recovered). Unrecognized deferred income tax assets are reassessed at each reporting period date and are recognized with a charge to income or other comprehensive income for the period, as the case may be, to the extent that it has become probable that future taxable profits will allow the deferred income tax asset not previously recognized to be recovered.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period date.

Deferred income tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred income tax items are recognized in correlation to the underlying transactions either in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current income tax assets and liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

CENTRAL PUERTO S.A.

Other taxes related to sales and to bank account transactions

Revenues from recurring activities, expenses incurred and assets are recognized excluding the amount of sales tax, as in the case of value-added tax or turnover tax, or the tax on bank account transactions, except:

-
where the tax incurred on a sale or on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as the case may be;

-
receivables and payables are stated including value-added tax.

The charge for the tax on bank account transactions is presented in the administrative and selling expenses line within the consolidated statement of income.

The net amount of the tax related to sales and to bank account transactions recoverable from, or payable to, the taxation authority is included as a non-financial asset or liability, as the case may be.

2.2.6.
Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any.

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group derecognizes the replaced part and recognizes the new part with its own associated useful life and depreciation. Likewise, when a major maintenance is performed, its cost is recognized as a replacement if the conditions for the recognition thereof as an asset are met. All other regular repair and maintenance costs are recognized in the consolidated statement of income as incurred.

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Electric power facilities and materials and spare parts related to the Puerto Combined Cycle plant are depreciated on a unit-of-production basis.

Electric power facilities related to the Luján de Cuyo plant are depreciated on a straight-line basis over the total useful lives estimated.

Electric power facilities and auxiliary equipment of Piedra del Águila hydroelectric power plant are depreciated on a straight-line basis over the remaining life of the concession agreement of the mentioned power plant.

The depreciation of the remaining property, plant and equipment is calculated on a straight-line basis over the total estimated useful lives of the assets as follows:

-
Buildings: 5 to 50 years.

-
Lands are not depreciated.

-
Material and spare parts: based on the useful life of related machinery and equipment to be replaced.

-
Furniture, fixtures and equipment: 5 to 10 years.

-
Others:3 to 5 years.

CENTRAL PUERTO S.A.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation are reviewed at each reporting period end and adjusted prospectively, if appropriate.

The amount of borrowing costs capitalized during the year ended December 31, 2017 was 69,373, related to expenditures for our La Castellana and Achiras wind projects. The rate used to determine the amount of borrowing costs eligible for capitalization is the effective interest rate of the specific borrowings.

2.2.7.
Intangible assets

Intangible assets acquired separately are measured on initial recognition at acquisition cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization (if they are considered as having finite useful lives) and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. The useful lives of the intangible assets recognized by the Group are finite.

Intangible assets with finite useful lives are amortized over their useful economic lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of the asset is accounted for by changing the amortization period or method, as appropriate, and are treated prospectively as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income in the expense category consistent with the function of the intangible assets. The Group’s intangible assets are described in note 13.

2.2.8.
Impairment of property, plant and equipment and intangible asset

The Group assesses at each reporting period-end whether there is an indication that an individual component or a group of property, plant and equipment and/or intangible assets with finite useful lives may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. That amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which they belong are taken.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount.

In assessing value in use of an individual asset or CGU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the individual asset or CGU, as the case may be.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are verified by valuation multiples, quoted values for similar assets on active markets and other available fair value indicators, if any.

The Group bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Group’s CGU to which the individual assets are allocated. These detailed budgets and forecast calculations generally cover a five-year period. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year.

CENTRAL PUERTO S.A.

Impairment losses of continuing operations are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset generally in the cost of sales or other operating expenses.

In addition, for the assets for which an impairment loss had been booked, as of each reporting period-end, an assessment is made whether there is any indication that previously recognized impairment losses may nolonger exist or may have decreased.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the individual assets or CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of the related depreciation or amortization, had no impairment loss been recognized for the asset or CGU in prior periods. Such reversal is recognized in the statement of income in the same line in which the related impairment charge was previously recognized (generally under the cost of sales or other operating expenses), unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

During the years ended December 31, 2017, 2016 and 2015 no impairment charge or reversal of impairment charges was recognized.

2.2.9.
Financial instruments. Presentation, recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

2.2.9.1.
Financial assets

Initial recognition and subsequent measurement

Financial assets subject to IAS 39 are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of financial assets recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

For purposes of subsequent measurement, financial assets are classified in four categories:

-
Financial assets at fair value through profit or loss;

-
Loans and receivables;

-
Held-to-maturity investments; and

-
Available-for-sale financial assets.

The Group’s financial assets include cash and cash equivalents, trade and other receivables, foreign currency forward contracts, mutual funds and investments in quoted debt securities.

CENTRAL PUERTO S.A.

The subsequent measurement of financial assets depends on their classification at initial recognition, as described below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial assets that are not designated as effective hedging instruments as defined by IAS 39.

Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in finance income (positive net changes in fair value) or finance costs (negative net changes in fair value) in the statement of income.

The Group periodically evaluates its financial assets held for trading, other than derivatives, to determine whether the intention to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and its intention to sell them in the foreseeable future significantly changes, the Group may elect to reclassify these financial assets in rare circumstances. The reclassification of a financial asset designated as loans and receivables to available-for-sale or held to maturity depends on the nature of the asset. This evaluation does not affect any financial assets designated at fair value through profit or loss using the fair value option at designation, as these instruments may not be reclassified following initial recognition.

The financial assets at fair value through profit or loss include listed debt securities, foreign exchange forward contracts and mutual funds.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income or other operating income in the statement of income, depending on the nature of the asset giving rise to it. The losses arising from impairment are recognized in the statement of income in other operating expense.

The “Loans and receivables” account includes trade and other receivables.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the statement of income. The losses arising from impairment are recognized in the statement of income in finance costs. The Group did not have any held-to-maturity investments during 2017 and 2016.

Available-for-sale financial assets

A financial asset is classified as available for sale if it is not included in any of the other three categories of financial assets.

Available-for-sale financial assets include mutual funds and debt securities. Debt securities and mutual funds in this category are those classified as available-for-sale and which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions.

CENTRAL PUERTO S.A.

After initial measurement, available-for-sale financial assets are subsequently measured at fair value, and the unrealized gains or losses are recognized as other comprehensive income in the accumulated other comprehensive income (loss) reserve until the investment is derecognized. Upon derecognition, the cumulative gain or loss is recognized as finance income or finance costs, or determined to be impaired, at which time the cumulative loss is reclassified to the statement of income under finance costs, as the case may be, and removed from the accumulated other comprehensive income (loss) reserve. Interest earned on investments in available-for-sale government securities is measured through the effective interest rate method and recognized as finance income in the statement of income.

The Group regularly evaluates its available-for-sale financial assets to determine whether the ability and positive intention to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and its intention to sell them in the foreseeable future significantly changes, the Group may elect to reclassify these financial assets in rare circumstances. Reclassification to loans and receivables is permitted when the financial assets meet the conditions and definition of loans and receivables provided for by IAS 39 and the Group has the positive intent and ability to hold these assets for the foreseeable future or until maturity. Reclassification to the held-to-maturity category is permitted only when the Group has the ability and positive intention to hold the financial asset accordingly.

For a financial asset reclassified out of the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost, and any previous gain or loss on that asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortized cost and the expected cash flows is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the statement of income.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized; that is to say, it is deleted from the statement of financial position, when:

-
the contractual rights to receive cash flows from the asset have expired;

-
the contractual rights to receive cash flows from the asset have been transferred or an obligation has been assumed to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) all the risks and rewards of the asset have been transferred substantially, or (b) all the risks and rewards of the asset have neither been transferred nor retained substantially, but control of the asset has been transferred.

When the contractual rights to receive cash flows from an asset have been transferred or a pass-through arrangement has been entered into, but all of the risks and rewards of the asset have neither transferred nor retained substantially and no control of it has been transferred, such asset shall continue to be recognized to the extent of the Group’s continuing involvement in it. In this case, the Group shall also recognize the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include, among others, indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as adverse changes in arrears or economic conditions that correlate with defaults.

CENTRAL PUERTO S.A.

Charges arising from the impairment of financial assets, net of related recoveries, are booked in the statement of income under finance costs and other operating expenses, depending on the nature of the asset from which they arise.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets’ carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The asset carrying value is reduced through an impairment allowance account and the loss is recognized in the statement of income under finance costs or other operating expenses, depending on the nature of the asset that gave rise to it. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income is recorded as part of finance income or other operating income in the statement of income, depending on the nature of the asset that gave rise to it.

Assets and the related allowance for impairment are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the impairment allowance account. If a future write-off is later recovered, the recovery is credited to finance costs or other operating expenses in the statement of income, based on the nature of the asset that gave rise to it.

Available-for-sale financial investments

For available-for-sale financial investments, the Group assesses at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

Regarding equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The investment is deemed to be “significant” with respect to the original cost of the investment and “prolonged” with respect to the period during which the fair value was below its original cost. Whenever there is evidence that there has been impairment in value, accumulated losses, measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously recognized in the statement of income, are removed from other comprehensive income and recognized in the statement of income as finance costs. Impairment losses related to equity investments classified as available-for-sale are not reversed through profit or loss. After impairment was recognized, fair value increases are directly recognized under comprehensive income.

In the case of debt instrument investments classified as available-for-sale, the impairment is assessed and recognized based on the same criteria as financial assets carried at amortized cost. The amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss previously recognized in the statement of income.

CENTRAL PUERTO S.A.

Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of operating income in the statement of income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the statement of income, the impairment loss is reversed through the statement of income as finance cost.

2.2.9.2.
Financial liabilities

Initial recognition and subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge ratio, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings carried at amortized cost, directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, bank overdrafts, borrowings received from CAMMESA and interest-accruing payables and loans.

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial liabilities payable by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separate derivatives are also classified as held for trading, unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of income as finance income or costs, as the case may be.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such only if they meet the criteria in IAS 39.

The Group has not designated any financial liabilities upon initial recognition as at fair value through profit or loss.

Other debts and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized as finance costs in the statement of income when the liabilities are derecognized, as well as through the effective interest rate method (EIR) amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the statement of income.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

CENTRAL PUERTO S.A.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized as finance income or costs in the statement of income, as the case may be.

2.2.9.3.
Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

2.2.9.4.
Financial assets and liabilities with related parties

Assets and liabilities with related parties are recognized initially at fair value plus directly attributable transaction costs. As long as credits and debts with related parties do not derive from arms-length transactions, any difference arising at the initial recognition between such fair value and the consideration given or received in return shall be considered as an equity transaction (capital contribution or payment of dividends, which will depend on whether it is positive or negative).

Following initial recognition, these receivables and payables are measured at their amortized cost through the EIR method. The EIR amortization is included in finance income or costs or other operating income or expenses in the statement of income, depending on the nature of the liability giving rise to it.

2.2.9.5.
Derivative financial instruments and hedge accounting - Initial recognition and subsequent measurement

The derivative financial instruments used by the Group are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to income or loss, except for the portion that meets requirements to be considered effective hedges, if applicable, which is recognized in other comprehensive income and later reclassified to income or loss when the hedge item affects income or loss.

The portion of the gain or loss on the hedging instrument that meets the requirements to be considered effective hedge is recognized in other comprehensive income, while any portion that does not meet the requirements to be considered effective hedge is recognized immediately in the statement of income as other financial income / expenses.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognized in other comprehensive income remains separately in equity until the expected transaction occurs or the foreign currency firm commitment is met.

As of December 31, 2015, the Group held derivative financial instruments mentioned in note 12.6 to these consolidated financial statements, which do not meet the requirements to be considered hedging instruments.

2.2.10.
Inventories

Inventories are valued at the lower of acquisition cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Inventories balance is not higher than its net realizable value at the corresponding dates.

CENTRAL PUERTO S.A.

2.2.11.
Cash and cash equivalents

Cash is deemed to include both cash fund and freely-available bank deposits on demand. Short-term deposits are deemed to include short-term investments with significant liquidity and free availability that, subject to no previous notice or material cost, may be easily converted into a specific cash amount that is known with a high degree of certainty upon the acquisition, are subject to an insignificant risk of changes in value, maturing up to three months after the date of the related acquisitions, and whose main purpose is not investment or any other similar purpose, but settling short-term commitments.

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flows, cash and cash equivalents comprise cash at banks and on hand and short-term investments meeting the abovementioned conditions.

Interest paid is shown as financing activities and interest received from customers is shown as operating activities.

2.2.12.
Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of income under the item that better reflects the nature of the provision net of any reimbursement to the extent that the latter is virtually certain.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax market rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the statement of income.

-
Provision for lawsuits and claims

In the ordinary course of business, the Group is exposed to claims of different natures (e.g., commercial, labor, tax, social security, foreign exchange or customs claims) and other contingent situations derived from the interpretation of current legislation, which result in a loss, the materialization of which depends on whether one more events occur or not. In assessing these situations, Management uses its own judgment and advice of its legal counsel, both internal and external, as well as the evidence available as of the related dates. If the assessment of the contingency reveals the likelihood of the materialization of a loss and the amount can be reliably estimated, a provision for lawsuits and claims is recorded as of the end of the reporting period.

2.2.13.
Contingent liabilities

A contingent liability is: (i) a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or (ii) a present obligation that arises from past events but is not recognized because: (a) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or (2) the amount of the obligation cannot be measured with sufficient reliability.

A contingent liability is not recognized in financial statements; it is reported in notes, unless the possibility of an outflow of resources to settle such liability is remote. For each type of contingent liability as of the relevant reporting period-end dates, the Group shall disclose (i) a brief description of the nature of the obligation and, if possible, (ii) an estimate of its financial impact; (iii) an indication of the uncertainties about the amount or timing of those outflows; and (iv) the possibility of obtaining potential reimbursements.

CENTRAL PUERTO S.A.

2.2.14.
Contingent assets

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

A contingent asset is not recognized in financial statements; it is reported in notes only where an inflow of economic benefits is probable. For each type of contingent asset as of the relevant reporting period-end dates, the Group shall disclose (i) a brief description of the nature thereof and, if possible, (ii) an estimate of its financial impact.

2.2.15.
Employee benefits

Employee short-term benefits:

The Group recognizes short-term benefits to employees, such as salary, vacation pay, bonuses, among others, on an accrued basis and includes the benefits arising from collective bargaining agreements.

Post-employment employee long-term benefits:

The Group grants benefits to all trade-union employees when obtaining the ordinary retirement benefit under the Argentine Integrated Pension Fund System, based on multiples of the relevant employees’ salaries.

The amount recognized as a liability for such benefits includes the present value of the liability at the end of the reporting period, and it is determined through actuarial valuations using the projected unit credit method.

Actuarial gains and losses are fully recognized in other comprehensive income in the period when they occur and immediately allocated to unappropriated retained earnings (accumulated losses), and not reclassified to income in subsequent periods.

The Group recognizes the net amount of the following amounts as expense or income in the statement of income for the reporting year: (a) the cost of service for the current period; (b) the cost of interest; (c) the past service cost, and (d) the effect of any curtailment or settlement.

Other long-term employee benefits:

The Group grants seniority-based benefits to all trade-union employees when reaching a specific seniority, based on their normal salaries.

The amount recognized as liabilities for other long-term benefits to employees is the present value of the liability at the end of the reporting period. The Group recognizes the net amount of the following amounts as expense or income: (a) the cost of service for the current period; (b) the cost of interest; (c) actuarial income and loss, which shall be recognized immediately and in full; (d) the past service cost, which shall be recognized immediately and in full; and (e) the effect of any curtailment or settlement.

2.2.16.
Share-based payments

The cost of share-based payments transactions that are settled with equity instruments of one of our subsidiaries is determined by the fair value at the date when the grant is made using an appropriate valuation model.

This cost is recognized in the consolidated financial statements under employee benefits expense, together with a corresponding total increase in non-controlling interest.

During the year ended December 31, 2017 the expense booked in the consolidated financial statements under employee benefits expense amounts to 2,942.

CENTRAL PUERTO S.A.

2.2.17.
Investment in associates

The Group’s investments in associates are accounted for using the equity method. An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is neither control nor joint control.

According to the equity method, investments in associates are originally booked in the statement of financial position at cost, plus (less) the changes in the Group’s ownership interests in the associates’ net assets subsequent to the acquisition date. If any, goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment. If the cost of the investments is lower than the proportional share as of the date of acquisition on the fair value of the associate’s assets and liabilities, a gain is recognized in the period in which the investment was acquired.

The statement of income reflects the share of the results of operations of the associates adjusted on the basis of the fair values estimated as of the date on which the investment was incorporated. When there has been a change recognized directly in the equity of the associates, the Group recognizes its share of any changes and includes them, when applicable, in the statement of changes in equity.

The Group’s share of profit of an associate is shown in a single line on the main body of the consolidated statement of income. This share of profit includes income or loss after taxes of the associates.

The financial information of the associates is prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies of the associates in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize impairment losses on its investment in its associates. At each reporting date, the Group determines whether there is objective evidence that the value of investment in the associates has been impaired. If such was the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in the associates and its carrying value, and recognizes the loss as “Share of losses of an associate” in the statement of income.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. If such was the case, any difference between the carrying amounts of the investment in the associate and the fair value on any retained investment, as well as the disposal proceeds, are recognized in the statement of income.

The information related to associates is included in note 3.

2.2.18.
Information on operating segments

For management purposes, the Group is organized in three different business units to carry out its activities, as follows:

Electric power generation: through its own assets the Group is engaged in the production of electric power and its sale. This business unit does not include La Plata plant operations due to the sale of such facility (See note 22.8).

Natural gas transport and distribution: through its equity investees companies Distribuidora de Gas del Centro S.A. and Distribuidora de Gas Cuyana S.A. the Group is engaged in the natural gas distribution public sector service in the Cuyo and Centro regions of Argentina and it is also engaged in the natural gas transport sector service through its equity investee Company Transportadora de Gas del Mecrosur S.A.

Management and operations: through its equity investees Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A. and its subsidiary Central Vuelta de Obligado S.A. the Group is engaged in the management and operations of these thermal plants.

CENTRAL PUERTO S.A.

The Group has two reporting segments: production of electric power and natural gas transport and distribution. Management and operations activities are included in others, because the information is not material.

The financial performance of segments is evaluated based on net income and measured consistently with the net income disclosed in the financial statements (note 4).

2.2.19.
Non-current assets held for sale and discontinued operations

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction or its distribution to the shareholders rather than through continuing use. Such assets are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sale will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position.

A disposal group qualifies as discontinued operation if:

-
It is a component of the Group that represents a cash generating unit or a group of cash generating units,

-
it is classified as held for sale or as for distribution to equity holders, or it has already been disposed for distribution to the shareholders, and;

-
it represents a separate major line of business or geographical area of operations or it is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as income or loss after tax from discontinued operations in the consolidated statement of income.

Additional disclosures are provided in note 21. All other notes to the consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

2.3.
Significant accounting estimates and assumptions

The preparation of the Group’s financial statements requires management to make significant estimates and assumptions that affect the recorded amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. In this sense, the uncertainties related to the estimates and assumptions adopted could give rise in the future to final results that could differ from those estimates and require significant adjustments to the amounts of the assets and liabilities affected.

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its accounting assumptions and significant estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

CENTRAL PUERTO S.A.

The significant estimates used by management are mentioned below:

The terms for collection and the valuation of accumulated amounts related to receivables under Resolution 95 and receivables under Resolution 406 (from 2008 and thereafter).

Collection of the principal and interest on these receivables is subject to various business risks and uncertainties including, but not limited to, the completion and operation of power plants which are expected to generate cash for payments of these receivables, regulatory changes that could impact the timing and amount of collections, and economic conditions in Argentina. The Group accrues interest on these receivables once the recognition criteria have been met. The Group’s collection estimates are based on assumptions that it believes to be reasonable, but are inherently uncertain. These assumptions are reviewed at the end of each reporting period. Actual future cash flows could differ from these estimates.

Recoverability of property, plant and equipment and intangible assets:

Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use calculation is based on a Discounted Cash Flow (DCF) method. The cash flows are derived from the budget for the next five years. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used. A key assumption used to determine the recoverable amount for the different CGUs is the compensation that the Group obtained for the regulation enacted.

The probability of occurrence and the amount of liabilities related to lawsuits and claims:

The Group based its estimates on the opinions of its legal counsel available when the consolidated financial statements were prepared. Existing circumstances and assumptions, however, may change due to changes in circumstances arising beyond the control of the Group.

Long-term employee benefit plan

The plan costs are determined by actuarial valuations. Actuarial valuations involve several assumptions that might differ from the results that will actually occur in the future.

These assumptions include the assessment of the discount rate, future salary increases and mortality rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, the benefit obligations are sensitive to changes in these assumptions. These assumptions are reviewed at the end of each reporting period.

2.4.
New standards and interpretations adopted

As from the fiscal year beginning January 1, 2017, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB. In general, these standards and interpretations require that the information in the consolidated financial statements be modified retrospectively.

A brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements, are presented below.

Amendments to IAS 7 statement of cash flow: Disclosure initiative

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The Group has provided the information in note 14.5.

The Group has elected not to disclose this information on comparative basis.

CENTRAL PUERTO S.A.

Amendments to IAS 12 - Income tax: Recognition of Deferred Income Tax Assets for Unrealized Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference related to unrealized losses from a debt instrument measured at fair value or other assets. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. These amendments are effective for annual periods beginning on or after January 1, 2017.

As of December 31, 2017, these amendments had not impact on the Group’s consolidated financial statements.

Annual Improvements Cycle - 2014-2016 - Amendments to IFRS 12 Disclosure of Interests in Other Entities: Clarification of the scope of disclosure requirements in IFRS 12

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10-B16, apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified as held for sale. During 2017 and 2016 the Group did not hold investments in subsidiaries, joint ventures or associates classified as held for sale, therefore these amendments did not affect the Group’s financial statements.

2.5.
IFRS issued but not yet effective

The following new and/or amended standards and interpretations have been issued but were not effective as of the date of issuance of these consolidated financial statements of the Group. In this sense, only the new and/or amended standards and interpretations that the Group expects to be applicable in the future are indicated. In general, the Group intends to adopt these standards, as applicable, when they become effective.

IFRS 15 - Revenue from contracts with customers

In May 2014, IASB issued IFRS 15 “Revenue from contracts with customers”, which establishes the new model for recognizing revenue from contracts with customers. Such standard revokes the current guidelines for revenue recognition included in IAS 18 “Revenue”, IAS 11 “Construction Contracts” and related interpretations when this standard becomes effective.

The fundamental principle of the model is to satisfy performance obligations. IFRS 15 structures this principle through the following five steps:

Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to each performance obligation.

Step 5: Recognize revenue when (or while) a performance obligation is satisfied.

The new revenue model applies to all contracts with customers, except those under the scope of other IFRSs, such as lease, insurance and financial instruments contracts. Interest recognition and dividend income are not covered by this standard.

Pursuant to IFRS 15, a system on the allocation of the transaction price to each performance obligation is established. According to such standard, the Group shall recognize revenue when a performance obligation is satisfied, i.e. every time “control” over those goods and services is transferred to the customer.

CENTRAL PUERTO S.A.

Note 5 includes the main sources of income from ordinary activities of the Group.

After carrying out their analysis, the management of the Group concluded that the current revenue recognition practices, which are governed by the current IFRS, are consistent with the requirements of IFRS 15.

In turn, the Group will apply IFRS 15 to all periods beginning on January 1, 2018. For such purpose, it will apply the modified retrospective approach. Therefore, should there be necessary, the accumulated effect of the initial application of this standard will be retrospectively recognized as an adjustment to the initial balance of accumulated retained income as at January 1, 2018 and the comparative information will not be adjusted.

It is important to highlight the fact that such standard requires greater estimates and professional judgments than the applied in the current accounting standards. Additionally, IFRS 15 requires greater disclosures in the financial statements.

Accordingly, IFRS 15 requires a separate presentation of assets and liabilities of contracts and trade receivables in the consolidated statement of financial position.

IFRS 9 Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, which establishes new requirements for classification and measurement of financial instruments, impairment and hedge accounting. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets.

The new standard replaces previous versions and is effective for periods beginning on January 1, 2018.

The Group has analyzed financial assets and liabilities as of December 31, 2017 so as to determine the impact of the classification and measurement on their consolidated financial position and its results. Finally, management has assessed that the adoption of IFRS 9 will not have a material impact on the Group.

IFRS 16 Leases

In January 2016, the IASB issued the final version of IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions leases of “low-value” assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right to-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, but not before the entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or modifies retrospective approach.

The Group has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial statements.

CENTRAL PUERTO S.A.

IFRIC 22 - Foreign Currency Transactions and Advance Consideration

This interpretation clarifies the “transaction date” for the purpose of determining the exchange rate to use on initial recognition of a related asset, expense or income, when an entity has received or paid in advance in foreign currency. It applies to transactions in foreign currency when an entity recognizes a non-monetary assets or liability derived from the reception or payment in advance before initial recognition of a related asset, expense or income.

So as to determine the exchange rate to use on initial recognition of an asset, expense or income, the transaction date is the date on which a non-monetary asset or liability derived from reception or payment in advance is recognized.

It is effective for periods beginning on January 1, 2018. Application may be retroactive or prospective since i) the beginning of the application period or ii) the beginning of a previous comparative period.

As of the date of issuance of these consolidated financial statements the Group estimates that the adoption of this standard will not have an impact on its consolidated financial position or in its results.

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. The Interpretation clarifies application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (a) whether an entity considers uncertain tax treatments separately, (b) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (d) how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.

The Group has not yet determined what impact, if any, the adoption of the new interpretation will have on its consolidated financial statements.

3.
Investment in associates

	12-31-2017	12-31-2016
	ARS 000	ARS 000
Termoeléctrica José de San Martin S.A.	25,671	19,576
Termoeléctrica Manuel Belgrano S.A.	28,744	25,236
Inversora de Gas Cuyana S.A.	217,380	82,183
Inversora de Gas Centro S.A.	254,813	101,740
Distribuidora de Gas del Centro S.A.	204,382	70,130
Transportadora de Gas del Mercosur S.A.	254,551	6,884
Others	105	1,263
	985,646	307,012

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Termoeléctrica José de San Martin S.A.	22,218	15,897	11,958
Termoeléctrica Manuel Belgrano S.A.	23,557	20,953	14,494
Inversora de Gas Cuyana S.A.	135,197	33,868	8,083
Inversora de Gas Centro S.A.	153,073	40,726	10,539
Distribuidora de Gas del Centro S.A.	134,252	28,582	5,444
Transportadora de Gas del Mercosur S.A.	247,667	-	-
Others	(963)	7,487	(7,128)
	715,001	147,513	43,390

CENTRAL PUERTO S.A.

3.1.
TJSM and TMB

As of December 31, 2017 and 2016, the Group has a 30.8752% interest in TJSM and 30.9464% interest in TMB, which are engaged in managing the purchase of equipment, and building, operating and maintaining the power plants.

TJSM and TMB are private, unlisted companies.

During the years ended December 31, 2017, 2016 and 2015, the Company received cash dividends from TMB and TJSM for 36,176, 25,798 and 19,358, respectively.

The following table show summarized financial information of the Group’s investment in such companies:

Termoeléctrica José de San Martín SA

	12-31-2017	12-31-2016
	ARS 000	ARS 000
Current assets	140,389	118,198
Non-current assets	7,679	8,282
Current liabilities	(58,631)	(58,467)
Non-current liabilities	(6,291)	(4,609)
Net assets	83,146	63,404
Carrying amount of the investment	25,671	19,576

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Associate’s revenues and income
Revenues	244,628	182,796	140,019
Net income for the year	71,961	51,488	39,239
Share in the net income of associate	22,218	15,897	11,958

Termoeléctrica Manuel Belgrano SA

	12-31-2017	12-31-2016
	ARS 000	ARS 000
Current assets	142,969	128,127
Non-current assets	3,644	2,398
Current liabilities	(49,005)	(45,791)
Non-current liabilities	(4,725)	(3,186)
Net assets	92,883	81,548
Carrying amount of the investment	28,744	25,236

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Associate’s revenues and income
Revenues	257,407	205,218	148,945
Net income for the year	76,122	67,707	47,561
Share in the net income of associate	23,557	20,953	14,494

3.2.
Investments in gas distribution

The Group holds ownership interests of 44.10% (49% in 2015) in Inversora de Gas Cuyana S.A. (“IGCU”, the controlling company of Distribuidora de Gas Cuyana S.A. “DGCU”), of 44.10% (49% in 2015) in Inversora de Gas del Centro S.A. (“IGCE”, the controlling company of Distribuidora de Gas del Centro S.A. “DGCE”) and 17.20% (19.11% in 2015) in DGCE. Consequently, the Group holds, both directly and indirectly, a 22.49% interest (24.99% in 2015) in DGCU and 39.69% (44.10% in 2015) of the capital stock of DGCE, which are engaged in the distribution of natural gas. The Group does not control such companies.

CENTRAL PUERTO S.A.

Subsequent event

On February 23, 2018, our Board of Directors approved the sale process of up to 27,597,032 DGCE shares, which represent all of our directly stake in this company and 17.20% of the capital stock of DGCE, through a potential initial public offering of DGCE. On March 14, 2018, the Company authorized the offer of up to 10,075,952 (6.28% of its capital stock) shares of DGCE, subject to market conditions. As of the date of these consolidated financial statements, the Company, and certain potential selling shareholders, continue to evaluate this strategy.

3.2.1.1.
Inversora de Gas del Centro SA

IGCE is a private, unlisted company. Its only significant asset is a 51% equity interest in DGCE, a company engaged in the distribution of natural gas in the provinces of Cordoba, La Rioja and Catamarca, Argentine.

During the year ended December 31, 2015, the Group received dividends of 17,003 and 15,288, respectively, from IGCE and DGCE.

The following table shows summarized financial information of the Group’s investment in IGCE with its subsidiary DGCE.
	12-31-2017	12-31-2016
	ARS 000	ARS 000
Current assets	2,113,190	1,450,839
Non-current assets	911,271	1,300,375
Current liabilities	(1,692,212)	(2,151,646)
Non-current liabilities	(131,662)	(168,178)
Net assets	1,200,587	431,390
Less: non-controlling interests	(622,780)	(200,686)
	577,807	230,704
Carrying amount of the investment	254,813	101,740

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Associate’s income	332,931	70,744	9,388
Net income for the year	347,104	92,349	21,508
Share in net income of associate	153,073	40,726	10,539

3.2.1.2.
Distribuidora de Gas del Centro SA

The following table shows summarized financial information of the Group’s investment in DGCE.

	12-31-2017	12-31-2016
	ARS 000	ARS 000
Current assets	1,632,747	1,375,072
Non-current assets	873,411	1,256,813
Current liabilities	(1,193,139)	(2,096,622)
Non-current liabilities	(124,752)	(127,530)
Net assets	1,188,267	407,733
Carrying amount of the investment	204,382	70,130

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Associate’s revenues and income
Revenues	3,656,921	2,239,906	770,342
Net income for the year	780,535	166,174	28,487
Share in net income of associate	134,252	28,582	5,444

CENTRAL PUERTO S.A.

Subsequent event

On March 2, 2018 and on February 23, 2018 the Group received dividends of 143,122 (equivalent to USD 7,099,316) and 129,256 (equivalent to USD 6,482,009), respectively, from IGCE and DGCE.

3.2.2.
Inversora de Gas Cuyana SA

IGCU is a private unlisted company. Its only significant asset is a 51% equity interest in DGCU, a company engaged in the distribution of natural gas in the provinces of Mendoza, San Juan and San Luis.

During the year ended December 31, 2015, the Group received dividends of 8,967 from IGCU.

The following table shows summarized financial information of the Group’s investment in IGCU with its subsidiary DGCU.
	12-31-2017	12-31-2016
	ARS 000	ARS 000
Current assets	1,297,922	1,094,417
Non-current assets	719,515	995,997
Current liabilities	(884,304)	(1,533,812)
Non-current liabilities	(35,643)	(44,982)
Net assets	1,097,490	511,620
Less: non-controlling interests	(604,564)	(325,265)
	492,926	186,355
Carrying amount of the investment	217,380	82,183

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Associate’s revenues and income
Revenues	2,813,506	1,612,252	569,294
Net income for the year	306,569	76,798	6,349
Share in net income of associate	135,197	33,868	8,083

Subsequent event

On March 28, 2018, a preliminary merger agreement of IGCE, IGCU and the companies Magna Inversiones S.A. (“Magna”) and RPBC Gas S.A. (“RPBC”) was approved. IGCE will act as the acquiring company and IGCU, RPBC and Magna will act as absorbed companies. The merger is subject to authorization by the national gas regulatory entity (“ENARGAS”) and it is subject to the approval of the general meeting of shareholders of the companies participating in the merger, which will be held on May 28, 2018.

On April 16, 2018 the Group received dividends of 121,809 (equivalent to USD 6,042,152) from IGCU.

3.3.
Transportadora de Gas del Mercosur S.A.

The Group has a 20% interest in Transportadora de Gas del Mercosur S.A. (“TGM”). TGM is a private unlisted company. This Company has a gas pipeline that covers the area from Aldea Brasilera (in the Province of Entre Ríos) to Paso de los Libres (in the Province of Corrientes). In 2009, TGM terminated its contract with YPF, which was its only client to date, on the grounds of consecutive non-compliances. On December 22, 2017, YPF agreed to pay TGM USD 114,000,000 as full and final settlement to cover all the complaints TGM claims against YPF.

The following table shows summarized financial information for TGM:

2017
ARS 000
Current assets	2,014,585
Non-current assets	150,681
Current liabilities	(892,510)
Net assets	1,272,756
Carrying amount of the investment	254,551

Associate´s revenues and income
Revenues	683
Net income for the year	1,238,335
Share in net income of the associate	247,667

CENTRAL PUERTO S.A.

Subsequent event

On April 16, 2018 the Group received dividends of 230,640 (equivalent to USD 11,406,528) from TGM.

4.
Operating segments

The following provides summarized information of the operating segments for the years ended December 31, 2017, 2016 and 2015:

		Equity investees
2017	Electric Power Generation	Natural Gas Transport and Distribution	Others	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Revenues	5,956,596	6,621,959	502,035	(7,123,994)	5,956,596
Cost of sales	(2,742,147)	(4,366,884)	(322,057)	4,688,941	(2,742,147)
Administrative and selling expenses	(651,168)	(1,188,068)	-	1,188,068	(651,168)
Other operating income	640,480	2,232,236	-	(2,232,236)	640,480
Other operating expenses	(92,497)	-	-	-	(92,497)

Operating income	3,111,264	3,299,243	179,978	(3,479,221)	3,111,264

Other (expenses) income	(817,307)	(708,732)	(35,162)	1,458,895	(102,306)

Net income for the segment	2,293,957	2,590,511	144,816	(2,020,326)	3,008,958
Share in the net income for the segment	2,293,957	670,189	44,812	-	3,008,958

		Equity investees
2016	Electric Power Generation	Natural Gas Transport and Distribution	Others	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Revenues	3,562,721	3,852,158	388,014	(4,240,172)	3,562,721
Cost of sales	(2,069,752)	(3,166,223)	(243,796)	3,410,019	(2,069,752)
Administrative and selling expenses	(445,412)	(603,502)	-	603,502	(445,412)
Other operating income	1,137,736	-	-	-	1,137,736
Other operating expenses	(84,845)	125,878	-	(125,878)	(84,845)

Operating income	2,100,448	208,311	144,218	(352,529)	2,100,448

Other (expenses) income	(917,099)	(69,174)	(24,249)	240,936	(769,586)

Net income for the segment	1,183,349	139,137	119,969	(111,593)	1,330,862
Share in the net income for the segment	1,183,349	103,176	44,337	-	1,330,862

		Equity investees
2015	Electric Power Generation	Natural Gas Transport and Distribution	Others	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Revenues	2,654,180	1,339,636	338,303	(1,677,939)	2,654,180
Cost of sales	(1,397,365)	(1,064,934)	(208,935)	1,273,869	(1,397,365)
Administrative and selling expenses	(371,485)	(421,764)	(5,852)	427,616	(371,485)
Other operating income	735,517	17,510	-	(17,510)	735,517
Other operating expenses	(52,702)	-	-	-	(52,702)

Operating income	1,568,145	(129,552)	123,516	6,036	1,568,145

Other (expenses) income	(401,396)	148,659	587	(105,856)	(358,006)

Net income for the segment	1,166,749	19,107	124,103	(99,820)	1,210,139
Share in the net income for the segment	1,166,749	24,066	19,324	-	1,210,139

CENTRAL PUERTO S.A.

Major customers

During the years ended December 31, 2017, 2016 and 2015 revenues from CAMMESA amounted to 5,648,272, 3,345,744 and 2,506,529 or 95%, 94% and 94%, respectively, arising from sales in the electric power generation segment.

5.
Revenues

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Electric power sold on the Spot market (Resolution 19 and 95/2013, as amended)	5,175,825	3,114,552	2,317,042
Electric power sold on the Spot market (prior to Resolution 95/2013)	472,447	231,192	189,487
Sales under contracts	167,124	107,873	96,082
Steam sales	141,200	108,308	8,238
Rendering of services	-	796	-
	5,956,596	3,562,721	2,654,180

6.
Operating expenses

6.1.
Cost of sales

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Inventories at beginning of each year	147,670(1)	94,179(1)	78,173

Purchases and operating expenses for each year:
Purchases	512,570	336,190	152,883
Operating expenses (note 6.2)	2,240,400	1,787,053	1,260,488
	2,752,970	2,123,243	1,413,371

Inventories at the end of each year	(158,493)	(147,670)(1)	(94,179)(1)
	2,742,147	2,069,752	1,397,365

(1)
Inventories as of December 31, 2016 and 2015 do not include inventories stock from discontinued operations.

6.2.
Operating, administrative and selling expenses

	2017		2016		2015
Accounts	Operating expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	878,089	327,983	688,891	219,629	496,273	191,172
Other long-term employee benefits	26,270	4,211	22,859	4,039	20,828	3,680
Depreciation of property, plant and equipment	277,445	111	200,703	-	156,559	-
Amortization of intangible assets	31,114	-	31,134	-	26,816	-
Purchase of energy and power	78,781	-	22,797	-	36,124	-
Fees and compensation for services	194,120	168,624	147,529	66,014	89,578	45,629
Maintenance expenses	363,199	25,178	352,914	41,547	197,581	38,883
Consumption of materials and spare parts	112,956	-	140,329	-	78,725	-
Insurance	139,473	1,794	124,956	550	67,009	256
Levies and royalties	133,212	-	50,759	-	89,151	-
Taxes and assessments	3,664	29,399	2,755	24,270	464	29,529
Tax on bank account transactions	-	84,232	-	77,954	-	55,084
Corporate expenses	-	-	-	4,685	-	-
Others	2,077	9,636	1,427	6,724	1,380	7,252
Total	2,240,400	651,168	1,787,053	445,412	1,260,488	371,485

CENTRAL PUERTO S.A.

7.
Other income and expenses

7.1.
Other operating income

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Interest earned from customers	270,715	108,423	41,607
Receivables and payables foreign exchange difference	76,475	137,359	336,641
Discount of trade and other receivables and payables, net (1)	51,838	718,114	118,560
Recovery of insurance	237,577	155,013	145,569
Recovery of turnover tax	-	-	77,833
Others	3,875	18,827	15,307
	640,480	1,137,736	735,517

(1)
In December 2015, Decree No. 134/2015 was enacted declaring the state of emergency of the Argentine electricity sector until December 31, 2017. Pursuant to such decree, the Ministry of Energy was entrusted with the duties of developing and putting in place an action plan in connection with the electricity generation, transportation and distribution segments in order to improve the quality and security of electricity supply and guarantee the provision of this public service under suitable technical and economic conditions.

In this context, the Group revised its estimate of the amounts recognized on December 31, 2015 in connection with some receivables from CAMMESA related to LVFVD of the additional remuneration set in Resolution 95. Consequently, during the year ended December 31, 2016 the Company recognized these receivables at their face values with a corresponding one-time gain of 520,362 in the consolidated statement of income.

7.2.
Other operating expenses

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Charge related to the provision for lawsuits and claims	(69,197)	(86,644)	(52,702)
Impairment of material and spare parts	(23,300)	-	-
Others	-	1,799	-
	(92,497)	(84,845)	(52,702)

7.3.
Finance income

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Interest earned	148,485	51,774	31,871
Net income on financial assets at fair value through profit or loss	75,525	46,827	30,091
Foreign exchange differences	45,531	94,920	233,301
Net income on disposal of available-for-sale financial assets (1)	662,686	227,467	67,100
	932,227	420,988	362,363

(1)
Net of 52,417 corresponding to turnover tax for the year ended December 31, 2017.

7.4.
Finance expenses

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Interest on loans and borrowings	(626,981)	(529,999)	(253,316)
Net foreign exchange differences	(64,983)	(75,471)	124,577
Others	(5,674)	(14,978)	(9,569)
	(697,638)	(620,448)	(138,308)

CENTRAL PUERTO S.A.

8.
Movements in other comprehensive income from available-for-sale financial assets

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Available-for-sale financial assets
Gains for the year	272,239	554,330	274,165
Reclassification adjustments to income	(715,103)	(227,467)	(67,100)
	(442,864)	326,863	207,065

9.
Income tax

The major components of income tax during the years ended December 31, 2017, 2016 and 2015, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Current income tax
Income tax charge for the year	(1,350,540)	(485,279)	(462,872)
Adjustment related to current income tax for the prior year	32,561	938	2,845

Deferred income tax
Related to the net variation in temporary differences	266,083	(233,298)	(165,424)
Income tax	(1,051,896)	(717,639)	(625,451)

Consolidated statement of comprehensive income

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Income tax for the year related to items charged or credited directly to other comprehensive income
Deferred income tax income (expense)	154,268	(107,194)	(71,573)
Income tax credited (charged) to other comprehensive income	154,268	(107,194)	(71,573)

CENTRAL PUERTO S.A.

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the years ended December 31, 2017, 2016 and 2015, is as follows:

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Income before income tax from continued operations	4,060,854	2,048,501	1,835,590
Income before income tax from discontinued operations	749,198	673,807	202,860
Income before income tax	4,810,052	2,722,308	2,038,450

At statutory income tax rate of 35%	(1,683,518)	(952,808)	(713,458)
Share of the profit of associates	101,409	12,767	15,187
Adjustment related to current income tax for the prior year	32,561	938	2,845
Effect related to statutory income tax rate change (1)	220,956	-	-
Others	12,539	(14,369)	(1,026)
	(1,316,053)	(953,472)	(696,452)
Income tax attributable to continuing operations	(1,051,896)	(717,639)	(625,451)
Income tax attributable to discontinuing operations	(264,157)	(235,833)	(71,001)
	(1,316,053)	(953,472)	(696,452)

(1)
Effect of applying the changes in the enacted tax rate established by Law 27,430 as described in note 23.a) to the deferred assets and liabilities, according to its expected term of realization and settlement, respectively.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income from continuing operations and statement of other comprehensive income
	12-31-2017	12-31-2016	2017	2016	2015
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Trade receivables	(425,442)	(661,748)	217,170	(131,465)	142
Provision for plant dismantling	39,310	43,820	-	-	-
Other financial assets	(37,658)	(190,315)	152,657	9,931	(184,421)
Employee benefit liability	32,089	30,697	1,627	9,499	4,587
Receivables and other non-financial liabilities	(6,249)	(5,826)	(423)	(248,723)	(101,037)
Provisions and other	44,910	30,986	13,872	23,314	27,874
Investments in associates	(138,266)	(34,522)	(103,744)	(34,522)	-
Property, plant and equipment	(224,175)	(322,012)	93,612	25,378	11,375
Intangible assets	(14,198)	(27,561)	13,363	6,096	4,483
Tax loss carry-forward	32,217	-	32,217	-	-
Deferred income tax income (expense)			420,351	(340,492)	(236,997)
Deferred income tax liabilities, net	(697,462)	(1,136,481)

As of December 31, 2017, the Group holds tax loss carry-forward in its subsidiaries CP Renovables, CP La Castellana and CP Achiras for 32,217 that can be utilized against future taxable profit from such entities until 2022.

CENTRAL PUERTO S.A.

Reflected in the statements of financial position as follows:

	Consolidated statements of financial position
	2017	2016
	ARS 000	ARS 000
Deferred income tax assets

Continuing operations	107,544	105,773
Discontinued operations	41,023	-

Deferred income tax liabilities

Continuing operations	(811,288)	(1,242,254)
Discontinued operations	(34,741)	-
	(697,462)	(1,136,481)

Reconciliation of deferred income tax liabilities net

	12-31-2017	12-31-2016
	ARS 000	ARS 000
Amount at beginning of year	(1,136,481)	(770,737)
Deferred income tax recognized in profit or loss and in other comprehensive income during the year - continuing operations	420,351	(335,850)
Discontinued operations	(467)	-
Reclassification related to current income tax for the prior year	19,135	(29,894)
Amount at end of year	(697,462)	(1,136,481)

10.
Earnings per share

Earnings per share amounts are calculated by dividing net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares during the year.

So as to calculate the weighted average number of ordinary shares, the following was taking into account:

a)
common shares granted for payment of dividends that are outstanding since January 1, 2015 and;

b)
the capital stock reduction due to the merger mentioned in note 1.1 took place on January 1, 2015.

There are no transactions or items generating an effect of dilution.

The following reflects information on income and the number of shares used in the earnings per share computations:

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Income attributable to equity holders of the parent
Continuing operations	3,022,754	1,330,869	1,210,139
Discontinued operations	485,041	437,974	131,859
	3,507,795	1,768,843	1,341,998

Weighted average number of ordinary shares	1,505,695,134	1,505,695,134	1,505,695,134

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these consolidated financial statements that may produce a dilution effect.

CENTRAL PUERTO S.A.

To calculate the earnings per share for discontinued operations (note 21), the weighted average number of shares for both the basic and diluted earnings per share is as per the table above. The following provides the income amount used:

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Income attributable to equity holders of the parent from discontinued operations	485,041	437,974	131,859

11.
Inventories

	2017	2016
	ARS 000	ARS 000
Non-current:
Materials and spare parts	102,384	61,711
Provision for impairment in value	(54,181)	(30,881)
	48,203	30,830
Current:
Materials and spare parts	101,016	128,691
Fuel oil	7,461	7,461
Diesel oil	1,813	1,813
	110,290	137,965

CENTRAL PUERTO S.A.

12.
Property, plant and equipment

	Lands and buildings	Electric power facilities	Gas turbines (1)	Construction in progress	Other	Total
Cost	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

01-01-2016	158,939	3,878,409	299,285	-	211,222	4,547,855
Additions	206,152	468,519	384,129	-	11,401	1,070,201
Disposals	-	(22,375)	-	-	(3,175)	(25,550)
12-31-2016	365,091	4,324,553	683,414	-	219,448	5,592,506
Additions	2,400	168,791	883,772	2,482,528	21,234	3,558,725
Transfers	(1,568)	(309,796)	1,246,266	257,643	(25,749)	1,166,796
Disposals	-	-	-	-	(1,104)	(1,104)
12-31-2017	365,923	4,183,548	2,813,452	2,740,171	213,829	10,316,923

	Lands and buildings	Electric power facilities	Gas turbines	Construction in progress	Other	Total
Depreciation	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

01-01-2016	39,356	2,394,358	-	-	145,993	2,579,707
Depreciation for the year	2,180	188,833	-	-	10,852	201,865
Disposals	-	-	-	-	(605)	(605)
12-31-2016	41,536	2,583,191	-	-	156,240	2,780,967
Depreciation for the year	2,162	264,069	-	-	12,448	278,679
Transfers	(1,506)	(167,895)	-	-	(4,505)	(173,906)
Disposals	-	-	-	-	(545)	(545)
12-31-2017	42,192	2,679,365	-	-	163,638	2,885,195

Net book value:
12-31-2017	323,731	1,504,183	2,813,452	2,740,171	50,191	7,431,728
12-31-2016	323,555	1,741,362	683,414	-	63,208	2,811,539

(1)
As of December 31, 2017, the Company acquired gas turbines, one of which will be used for new generation capacity in the project called “Terminal 6 San Lorenzo” while the other turbines can be used for other projects, in future bidding processes that may be called by the Argentine government.

CENTRAL PUERTO S.A.

13.
Intangible assets

	Concession right	Other	Total
Cost	ARS 000	ARS 000	ARS 000
12-31-2016	724,883	98,222	823,105
12-31-2017	724,883	98,222	823,105

Amortization

01-01-2016	475,970	70,444	546,414
Amortization of the year	31,114	9,047	40,161
12-31-2016	507,084	79,491	586,575
Amortization for the year	31,114	17,583	48,697
12-31-2017	538,198	97,074	635,272

Net book value
12-31-2017
12-31-2016	186,685	1,148	187,833
	217,799	18,731	236,530

Concession right of Piedra del Águila hydroelectric power plant

Includes the amounts paid as consideration for rights relating to the concession of Piedra del Águila hydroelectric power plant awarded by the Argentine government for a 30-year term, until December 29, 2023. The Group amortizes such intangible asset based on straight-line basis over the remaining life of the concession agreement.

For a concession arrangement to fall within the scope of IFRIC 12, usage of the infrastructure must be controlled by the concession grantor. This requirement is met when the following two conditions are met:

-
the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

-
the grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

Upon Resolution 95 passed by Argentine government our concession right of Piedra del Águila hydroelectric power plant met both conditions above.

The main features of the concession contract are as follows:

Control and regulation of prices by concession grantor: Pricing schedule approved by grantor;

Remuneration paid by: CAMMESA;

Grant or guarantee from concession grantor: None;

Residual value: Infrastructure returned to grantor for no consideration at end of concession;

Concession end date: December 29, 2023;

IFRIC 12 accounting model: Intangible asset.

Fees and royalties: the Intergovernmental Basin Authority is entitled to a fee of 2.5% of the plant’s revenues, and the provinces of Rio Negro and Neuquén are entitled to royalties of 12% of such revenues. For the years ended December 31, 2017, 2016 and 2015, the fees and royalties amounted 127,270, 46,518 and 84,197, respectively and they were shown in operating expenses in the consolidated statement of income.

Contractual capital investment obligations and obligations relating to maintenance expenditure on infrastructure under concession are nominal.

CENTRAL PUERTO S.A.

14.
Financial assets and liabilities

14.1.
Trade and other receivables

	12-31-2017	12-31-2016
Non-current:
Trade receivables - CAMMESA	2,591,913	3,544,354
Upfront payments of associates acquisition	43	43
Receivables from associates	10,257	8,732
	2,602,213	3,553,129

	12-31-2017	12-31-2016
Current:
Trade receivables - CAMMESA	3,625,863	1,807,721
Trade receivables - YPF SA	136,696	309,837
Recovery of insurance	21,292	16,646
Trade receivables - Large users	41,414	25,384
Receivables from associates	7,267	5,487
Receivables from other related parties	-	11
Other receivables	56,284	52,200
	3,888,816	2,217,286
Allowance for doubtful accounts - note 14.1.1.	(1,751)	(1,751)
	3,887,065	2,215,535

For the terms and conditions of receivables from related parties, refer to note 19.

Trade receivables from CAMMESA accrue interest, once they become due. The Group accrues interest on receivables from CAMMESA according to the nature of the receivables, as follows:

Receivables for FONINVEMEN I and II: The Company accrues interests according to the explicit rate agreed in the corresponding agreements for the passage of time.

CVO receivables: The Company will accrue interest when it becomes probable that the CVO power plant construction would be completed and the plant could operate as a combined-cycle plant.

LVFVD (Sales Liquidations with Maturity Dates to be Defined): The Company recognizes interest on the LVFVDs when CAMMESA determines the amount of interest and notifies the Company through a billing document.

Trade receivables related to YPF and large users accrue interest as stipulated in each individual agreement. The average collection term is generally from 30 to 90 days.

FONINVEMEM I and II: As described in note 1 between 2004 and 2007, the Argentine government issued a series of resolutions aimed at increasing thermal generation capacity while at the same time providing a mechanism for generators to collect their LVFVD receivables. The receivables under FONINVEMEM I and II Agreements are included under “Trade receivables - CAMMESA”. Such receivables are being collected in 120 equal, consecutive monthly installments beginning in February and January 2010, when Thermal Jose de San Martin and Thermal Manuel Belgrano plants, commenced operations, respectively. Since the commissioning of the power plants in 2010, CAMMESA has made all payments of principal and interest in accordance with the above-mentioned contractual agreements.

CENTRAL PUERTO S.A.

During the years ended December 31, 2017 and 2016 collections of these receivables amounted to 350,577 and 307,211, respectively.

The FONINVEMEM I and II receivables are denominated in US dollars and accrue interest at LIBOR plus 1% and 2%, respectively.

As of December 31, 2017 and 2016 the FONINVEMEN I and II receivables amounted 816,653 and 1,019,991, respectively, which corresponds to USD 44 million and USD 64 million, respectively.

CVO receivables

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”. Collection of such receivables will begin after the thermal plan Central Vuelta de Obligado is commissioned.

As described in note 1 in 2010 the Company approved a new agreement with the former Secretariat of Energy (the “CVO agreement”). This agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution 406 accrued over the 2008-2011 period by the generators (CVO receivables) and for that purpose enabling the construction of a thermal combined cycle plant named Central Vuelta de Obligado.

As of December 31, 2017 and 2016 CVO receivables amounted 1,291,384 and are denominated in Argentine Pesos.

We have not recognized interests as well as the effect of the conversion of these receivables into US dollars due to uncertainties in the application of the agreement terms by CAMMESA because the agreement included conditions precedent to complete the thermal combined cycle plant and obtain the related regulatory approvals, which have not occurred as of December 31, 2017.

Subsequent event

Effective as of March 20, 2018, CAMMESA approved the commercial operations in the WEM as a combined cycle of the thermal plant Central Vuelta de Obligado (the “Commercial Approval”).

As a consequence of the Commercial Approval and pursuant to the CVO agreement, we are entitled to collect the CVO receivables in US dollars in 120 monthly, equal consecutive installments, starting from the Commercial Approval. We estimate that the resulting one-time gain for the recognition of the interests as well as the effect of the conversion of the CVO receivables into US dollars, before income tax, would be approximately 8,900,000 and it will be recorded in the 2018 first quarter results.

The information on the Group’s objectives and credit risk management policies is included in note 20.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:
			Past due
	Total	To due	<90 days	90-180 days	180-270 days	270-360 days	>360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
12-31-2017	6,489,278	6,448,858	35,045	-	1,877	-	3,498
12-31-2016	5,768,664	5,043,085	725,579	-	-	-	-

14.1.1.
Allowance for doubtful accounts

	12-31-2017				12-31-2016
Item	At beginning	Increases	Recovery	At end	At end
Allowance for doubtful accounts - Trade and other receivables	1,751	-	-	1,751	1,751
Total	1,751	-	-	1,751	1,751

14.2.
Trade and other payables

	12-31-2017	12-31-2016
	ARS 000	ARS 000
Current:
Trade payables	1,006,191	652,349
Insurance payable	1,936	685
Payables to associates	9,179	2,564
	1,017,306	655,598

CENTRAL PUERTO S.A.

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in note 18.

For the terms and conditions of payables to related parties, refer to note 19.

14.3.
Other loans and borrowings

	12-31-2017	12-31-2016
	ARS 000	ARS 000
Non-current

Borrowings from Banco de Galicia y Buenos Aires S.A.	1,478,729	-

	12-31-2017	12-31-2016
	ARS 000	ARS 000
Current

Short term bank loans	233	294,692
Borrowings from Banco de Galicia y Buenos Aires S.A.	505,371	998,486
	505,604	1,293,178

14.3.1.
Loans from Banco de Galicia y Buenos Aires S.A. to CP La Castellana and CP Achiras S.A.U.

On October 26, 2017 and October 30, 2017, CP La Castellana and CP Achiras S.A.U. (“CP Achiras”) entered into loans with Banco de Galicia y Buenos Aires S.A. in the amount of 330,000 and 175,000, respectively (the “Castellana and Achiras Loans”). The Castellana and Achiras Loans accrue interest at an interest rate equal to BADLAR private banks plus a 3.10% margin and shall mature on the dates that are two years from the execution and disbursement. The proceeds from these loans were used to finance the Achiras Project and the La Castellana Project. We have fully, unconditionally and irrevocably guaranteed, as primary obligor, all payment obligations assumed and/or to be assumed by CP La Castellana and CP Achiras under these loans and any other ancillary document related to them.

Loans for wind turbines acquisition

On November 10, 2017, CP La Castellana and CP Achiras entered into two short-term bridge loans with Banco de Galicia y Buenos Aires S.A. in the amount of USD 35.0 million and USD 18.0 million, respectively.

On December 21, 2017, CP La Castellana and CP Achiras entered into two short-term bridge loans with Banco de Galicia y Buenos Aires S.A. in the amount of USD 9.0 million and USD 5.8 million, respectively.

On December 22, 2017, CP La Castellana and CP Achiras entered into two short-term bridge loans with Banco de Galicia y Buenos Aires S.A. in the amount of USD 6.5 million and USD 3.2 million, respectively.

These loans accrued interest at an annual interest rate of 3.6% and mature on April 9, 2018.

As of December 31, 2017, CP La Castellana entered into the loans described in note 14.3.2, which in their Framework Agreement consider long-term refunding of the loans agreed between this Company and Banco de Galicia y Buenos Aires S.A. Consequently, as of December 31, 2017 such loans were classified as non-current liabilities since the Group could refund them in a period longer than one year from such date.

Subsequent events

On January 9, 2018 CP La Castellana paid in full the three-short-term bridge loans mentioned above for an aggregate amount of USD 50.5 million with the proceeds of the ICC - IFC Facility, described below.

CENTRAL PUERTO S.A.

On January 15, 2018 CP Achiras entered into a short-term bridge loan with Banco de Galicia y Buenos Aires in the amount of USD 7 million for the acquisition of wind turbines. This loan accrues interest at an annual interest rate of 3.1% and matures on March 18, 2018.

On April 9 and 10, 2018 CP Achiras paid in full the four short-term bridge loans mentioned above for an aggregate amount of USD 34 million with the proceeds of the ICC - IFC Facility, described below.

14.3.2.
Loans from the IIC-IFC Facility

On October 20, 2017, CP La Castellana S.A.U. entered into a common terms agreement with (i) the Inter-American Investment Corporation, (ii) the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, (iii) the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and (iv) the International Finance Corporation (collectively, the “senior lenders”) to provide loans for a total amount of up to USD 100.05 million (the “IIC-IFC Facility”), from which USD 5.0 million will accrue interest at an annual rate equal to LIBOR plus 3.5% and the rest at LIBOR plus 5.25%, and shall be repaid in 52 quarterly equal installments. Several other agreements and related documents, such as the guarantee and sponsor support agreement, where we fully, unconditionally and irrevocably guarantee, as primary obligor, all payment obligations assumed and/or to be assumed by CP La Castellana S.A.U. until the project reaches the commercial operation date (the “Guarantee and Sponsor Support Agreement”), hedge agreements, guarantee trust agreements, a share pledge agreement, an asset pledge agreement over the wind turbines, direct agreements and promissory notes have been executed.

Pursuant to the Guarantee and Sponsor Support Agreement, among other customary covenants for this type of facilities, we committed, until the La Castellana project completion date, which is expected to occur in the first quarter of 2019, to maintain (i) a leverage ratio of (a) until (and including) December 31, 2018, not more than 4.00:1.00; and (b) thereafter, not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, our subsidiary, CPR, and we, upon certain conditions, agreed to make certain equity contributions to CP La Castellana.

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana as follows: (i) until the La Castellana project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana; and (y) control of the CP La Castellana; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana; and (y) control of CP La Castellana. In addition, (ii) after La Castellana project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP La Castellana and CP Renovables; and (y) control of each of CP La Castellana and CP Renovables; and (b) CP Renovables shall maintain control of the CP La Castellana.

Subsequent events

On January 9, 2018 CP La Castellana received the first disbursement from the IIC-IFC Facility for a total amount of USD 80 million.

On January 17, 2018 CP Achiras entered into an agreement with (i) International Finance Corporation (“IFC”) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Lenders”). They agreed on the structuring of a series of loan agreements in favor of CP Achiras for a total capital of up to USD 50.7 million; USD 40.7 million of that amount accrue an interest rate equal to LIBOR plus 5.25% and the rest at LIBOR plus 4%, amortized in 52 equal quarterly installments. Several other agreements and related documents, such as the guarantee and sponsor support agreement, where we will fully, unconditionally and irrevocably guarantee, as primary obligor, all payment obligations assumed and/or to be assumed by CP Achiras until the project reaches the commercial operation date, guarantee trust agreements, a share pledge agreement, a mortgage, an asset pledge agreement over the wind turbines, direct agreements and promissory notes have been executed. Pursuant to these agreements, we committed to the same covenants than for the IIC – IFC Facility entered by CP La Castellana, as described above.

On April 9 and 10, 2018 CP Achiras received two disbursements from the IIC-IFC Facility for a total amount of USD 50.7 million.

14.3.3.
Others

On June 30, 2016, the Company prepaid in cash all of its outstanding 9% Corporate bonds - Class I 2007 for USD 51.6 million at a redemption value equivalent to the nominal value of outstanding securities plus accrued and unpaid interest. The original due date of such corporate bonds was in July 2017.

CENTRAL PUERTO S.A.

On May 31 and June 30, 2016, the Company entered into two financial loans with Banco de Galicia y Buenos Aires S.A. for USD 50.3 million and USD 11 million, respectively. The loans accrued interest at a nominal annual interest rate of 4.3% and should be repaid one year from the date of disbursement. Consequently, both loans were paid in full in May 2017, while latter one in June 2017.

14.3.4.
Medium Term Note Program

The Regular General Shareholders’ Meeting held on November 20, 2014, approved a Medium Term Note Program for a maximum amount outstanding at any time of up to USD 1,000,000,000 (or its equivalent in other currencies) to be issued in short, medium, long-term negotiable obligations convertible into shares, in the terms of the Law No. 23.576 (negotiable obligations law) (“The program”). In addition, the Board of Directors was empowered to determine and establish the conditions of the Program and of the notes to be issued under such Program which were not expressly determined by the Shareholders’ Meeting. The CNV authorized the Program on September 9, 2015.

The information on the Group’s objectives and financial risk management policies is included in note 20.

14.4.
Borrowings from CAMMESA

	12-31-2017	12-31-2016
	ARS 000	ARS 000
Non-current:
CAMMESA loans	1,055,558	1,284,783
Current:
CAMMESA loans	970,980	420,672
CAMMESA prepayments	782,058	627,050
	1,753,038	1,047,722

On October 23, 2002, former Secretariat of Energy issued Resolution No. 146/2002 (“Resolution 146”), which specifies a funding mechanism for the generators based upon the performance of major maintenance to their existing facilities.

The major maintenance programs were previously approved by former secretariat of energy.

Under Resolution 146, the Group entered into several loan agreements with CAMMESA.

Such loans accrue interest at a rate equivalent to the one received by CAMMESA on its own cash investments and shall be repaid in 48 monthly installments beginning on the completion date of the relevant major maintenance. The Group has the option to repay the loans, through cash or net settlement of receivables from CAMMESA related with remuneration for non-recurring maintenance created by Resolution 529. In connection with this financing the Company provided CAMMESA a guaranty representing for the non-recurring maintenance receivables in order to fulfil its obligations.

The table below summarizes the maturity of the Group’s borrowings from CAMMESA:

	To due
Total	2018	2019	2020	2021	2022
ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
2,808,596	1,753,038	535,673	295,369	221,504	3,012

During the years ended December 31, 2017, 2016 and 2015, the Group received loans from CAMMESA amounting to 403,427, 784,245 and 317,995, respectively.

CENTRAL PUERTO S.A.

During the year ended December 31, 2015, the Group received prepayments from CAMMESA amounting to 415,911 for purchasing from General Electric a gas turbine with capacity of 373MW. The mentioned acquisition was previously approved by CAMMESA.

These prepayments accrue interest at an equivalent rate to the one received by CAMMESA on its own cash investments and the repayment schedule has not yet been established as of the date of these consolidated financial statements.

The information on the Group’s objectives and financial risk management policies is included in note 20.

14.5.
Changes in liabilities arising from financing activities

	01-01-2017	Payments	Non-cash transactions	Disbursements	Other	12-31-2017
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Non-current liabilities
Other loans and borrowings	-	-	-	1,395,508	83,221	1,478,729
Borrowings from CAMMESA	1,284,783	-	-	403,427	(632,652)	1,055,558

Current liabilities
Other loans and borrowings	1,293,178	(1,349,934)	-	476,386	85,974	505,604
Borrowings from CAMMESA	1,047,722	-	(522,215)	-	1,227,531	1,753,038

The “Non-cash transactions” column includes the effect to cancel borrowings from CAMMESA under Resolution 146 with trade receivables from CAMMESA related with remuneration from non-recurring maintenance. The “Other” column includes the effect of reclassification of non-current portion to current due to the passage of time, the foreign exchange movement and the effect of accrued but not yet paid interest. The group classifies interest paid as cash flows from financing activities.

14.6.
Quantitative and qualitative information on fair values

Information on the fair value of financial assets and liabilities by category

The following tables is a comparison by category of the carrying amounts and the relevant fair values of financial assets and liabilities.

	Carrying amount		Fair value
	12-31-2017	12-31-2016	12-31-2017	12-31-2016
	ARS 000	ARS 000	ARS 000	ARS 000
Financial assets
Trade and other receivables	6,489,278	5,768,664	6,489,278	5,768,664
Other financial assets	1,110,728	1,796,756	1,110,728	1,796,756
Cash and cash equivalents	88,633	30,008	88,633	30,008
Total	7,688,639	7,595,428	7,688,639	7,595,428

	Carrying amount		Fair value
	12-31-2017	12-31-2016	12-31-2017	12-31-2016
	ARS 000	ARS 000	ARS 000	ARS 000
Financial liabilities
Other loans and borrowings	1,984,333	1,293,178	1,984,333	1,293,178
Borrowings from CAMMESA	2,808,596	2,332,505	2,808,596	2,332,505
Total	4,792,929	3,625,683	4,792,929	3,625,683

CENTRAL PUERTO S.A.

Valuation techniques

The fair value reported in connection with the abovementioned financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

Management assessed that the fair values of current trade receivables and current loans and borrowings approximate their carrying amounts largely due to the short-term maturities of these instruments.

The Group measures long-terms receivables at fixed and variable rates based on discounted cash flows. The valuation requires that the Group adopt certain assumptions such as interest rates, specific risk factors of each transaction and the creditworthiness of the customer.

Fair value of quoted debt securities, mutual funds and corporate bonds is based on price quotations at the end of each reporting period.

The fair value of the foreign currency forward contracts is calculated based on appropriate valuation techniques that use market observable data.

The fair value of the group’s variable interest-rate borrowings and loans is determined by using the discounted cash flow method using discount rate that reflects the issuers borrowing rate as at the end of the year. Generally, the fair value of variable interest rate approximates their carrying amount.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, as described in note 2.2.2, the Company’s financial assets, that were measured at fair value on recurring basis as of December 31, 2017, and 2016:

	Fair value measurement using:
12-31-2017	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	556,138	556,138	-	-
Argentine Central Bank bills	404,570	404,570	-	-

Available-for-sale financial assets:
Mutual funds	150,020	150,020	-	-
Total financial assets measured at fair value	1,110,728	1,110,728	-	-

	Fair value measurement using:
12-31-2016	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	104,177	104,177	-	-
Corporate bonds	1,854	1,854	-	-
Available-for-sale financial assets:
Mutual funds	1,690,725	1,690,725	-	-
Total financial assets measured at fair value	1,796,756	1,796,756	-	-

There were no transfers between Level 1 hierarchies and there were not significant variations in Level 3 assets values.

CENTRAL PUERTO S.A.

14.7.
Derivative financial instruments

The gain on foreign currency forward contracts for the years ended December 31, 2016 and 2015 amounts to 157,827 and 410,794, respectively, and is disclosed net in financial expenses as net foreign exchange differences. Moreover, the amounts of 380,348 and 188,273 have been received as cash settlement of these contracts during the years ended December 31, 2016 and 2015, respectively.

The information on the Group’s objectives and financial risk management policies is included in note 20.

14.8.
Other financial assets

	12-31-2017	12-31-2016
	Book value	Book value
	ARS 000	ARS 000
Available-for-sale financial assets at fair value through other comprehensive income

Mutual funds	150,020	1,690,725
	150,020	1,690,725
Financial assets through profit or loss

Argentina Central Bank bills	404,570	-
Mutual funds	556,138	104,177
Corporate bonds	-	1,854
	960,708	106,031
	1,110,728	1,796,756

The information on the objectives and financial risk management policies is included in note 20.

14.9.
Financial assets and liabilities in foreign currency

	12-31-2017				12-31-2016
Account	Currency and amount(in thousands)		Effective exchange rate (1)	Bookvalue	Currency and amount(in thousands)		Bookvalue
NON-CURRENT ASSETS

Trade and other receivables	USD	24,648	18.5490	457,193	USD	44,490	702,495
				457,193			702,495
CURRENT ASSETS

Cash and cash equivalents	USD	4,313	18.5490	80,002	USD	1,502	23,717
	EUR	1	22.2829	22	EUR	2	33

Trade and other receivables	USD	29,541	18.5490	547,954	USD	41,410	653,871
				627,978			677,621
				1,085,171			1,380,116
NON-CURRENT LIABILITIES

Other loans and borrowings	USD	50,690	18.6490	945,326	USD	-	-
				945,326			-
CURRENT LIABILITIES

Other loans and borrowings	USD	27,099	18.6490	505,371	USD	62,837	998,486
Trade and other payables	USD	31,243	18.6490	582,651	USD	14,087	223,842
	EUR	136	22.4497	3,053	EUR	59	989
				1,091,075			1,223,317
				2,036,401			1,223,317

USD: US dollar.
EUR: Euro.

(1)
At the exchange rate prevailing as of December 31, 2017 as per Banco de la Nación Argentina.

CENTRAL PUERTO S.A.

15.
Non-financial assets and liabilities

15.1.
Other non-financial assets

	12-31-2017	12-31-2016
	ARS 000	ARS 000
Non-current:
Tax credits	8,213	1,811
Prepayments to vendors	4,508	4,472
Upfront payments of property, plant and equipment purchases	-	1,460,264
	12,721	1,466,547

Current:
Upfront payments of inventories purchases	41,596	46,205
Prepayment expenses	87,273	66,025
Tax credits	335,487	17,840
Other	6,539	7,040
	470,895	137,110

15.2.
Other non-financial liabilities

	12-31-2017	12-31-2016
	ARS 000	ARS 000
Non-current:
VAT payable	448,712	613,363
Tax on bank account transactions payable	19,983	21,799
	468,695	635,162

Current:
VAT payable	569,005	385,846
Turnover tax payable	6,335	8,982
Income tax withholdings payable	26,312	19,666
Concession fees and royalties	17,102	8,767
Tax on bank account transactions payable	39,557	41,096
Other	1,357	12,428
	659,668	476,785

15.3.
Compensation and employee benefits liabilities

	12-31-2017	12-31-2016
	ARS 000	ARS 000
Non-current:
Employee long-term benefits	113,097	87,705

CENTRAL PUERTO S.A.

The following tables summarize the components of net benefit expense recognized in the consolidated statement of income as long-term employee benefit plans and the changes in the long-term employee benefit liabilities recognized in the consolidated statement of financial position.

	12-31-2017	12-31-2016
	ARS 000	ARS 000
Benefit plan expenses
Cost of interest	20,857	22,859
Cost of service for the current year	6,338	4,039
Past service cost	3,286	-
Expense recognized during the year	30,481	26,898

Defined benefit obligation at beginning of year	87,705	56,112
Cost of interest	20,857	22,859
Cost of service for the current year	6,338	4,039
Past service cost	3,286	-
Actuarial losses recognized in other comprehensive income	17,380	20,594
Benefits paid	(17,444)	(15,899)
Discontinued operations	(5,025)	-
Defined benefit obligation at end of year	113,097	87,705

The main key assumptions used to determine the obligations as of year-end are as follows:

Main key assumptions used	2017	2016
Discount rate	5.50%	6.50%

Increase in the real annual salary	2.00%	2.00%

Turn over of participants	0.73%	0.73%

A one percentage point change in the discount rate applied would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000
Effect on the benefit obligation as of the 2017 year-end	(8,816)	10,111
Effect on the benefit obligation as of the 2016 year-end	(6,135)	7,114

A one percentage point change in the annual salary assumed would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000
Effect on the benefit obligation as of the 2017 year-end	9,333	(8,296)
Effect on the benefit obligation as of the 2016 year-end	6,600	(5,788)

As of December 31, 2017, and 2016, the Group had no assets in connection with employee benefit plans.

	12-31-2017	12-31-2016
	ARS 000	ARS 000
Current:
Vacation and statutory bonus	119,196	88,647
Contributions payable	50,113	39,204
Bonus accrual	144,418	73,405
Other	9,351	4,667
	323,078	205,923

CENTRAL PUERTO S.A.

16.
Cash and cash equivalents

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flow, cash and short-term deposits comprise the following items:

	12-31-2017	12-31-2016
	ARS 000	ARS 000
Cash at banks and on hand	88,633	30,008

Bank balances accrue interest at variable rates based on the bank deposits daily rates.

17.
Dividends

Pursuant to the Argentine Companies Act (Ley General de Sociedades) and the bylaws, 5% of the income for the period must be allocated to the legal reserve until such reserve reaches 20% of the capital stock.

On April 30, 2015, the Shareholders’ Meeting of the Company approved the increase of the legal reserve in the amount of 15,887. On November 20, 2015, the Shareholders’ Meeting of the Company approved the distribution of dividends in cash amounting to ARS 0.24 per share which were paid in full.

On April 29, 2016, the Shareholders’ Meeting of the Company approved the increase of the legal reserve in the amount of 67,718 and the allocation of the remaining unallocated results as of December 31, 2015 to increase the voluntary reserve by 1,286,641 in order to improve the solvency of the Company.

On October 21, 2016, the Shareholders’ Meeting of the Company approved the distribution of dividends in cash amounting to ARS 7.4 per share which were paid on November 7, 2016.

On December 16, 2016, the Shareholders’ Meeting of the Company approved the reversal of the voluntary reserve for 1,324,769, the capitalization of the reversed funds through the payment of a dividend in shares, the increase of the Company’s capital stock and the issue and distribution of 1,324,769,474 non-endorsable registered shares (fully paid-in). On February 8, 2017, the new shares of the Company were issued.

On April 28, 2017, the Shareholders’ Meeting of the Company approved the increase of the legal reserve in the amount of 88,182 and the allocation of the remaining unallocated results as of December 31, 2016 to increase the voluntary reserve by 1,668,869 in order to improve the solvency of the Company.

On August 15, 2017, the Shareholders’ Meeting of the Company approved the distribution of dividends in cash amounting to ARS 0.85 per share which were paid on August 30, 2017.

18.
Provisions

	2017					2016
Item	At beginning	Increases	Recovery	Transfers	At end	At end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Provisions

Non-current
Provision for plant dismantling	125,201	5,831	-	(131,032)(1)	-	125,201

Current
Provision for lawsuits and claims	341,485	71,989	-	-	413,474	341,485
12-31-2017	466,686	77,820	-	(131,032)	413,474
12-31-2016	376,161	137,403	(46,878)	-		466,686

(1)
Transferred to Liabilities associated with the assets held for sale (note 21).

CENTRAL PUERTO S.A.

19.
Information on related parties

The following table provides the transactions performed for the years ended December 31, 2017, 2016 and 2015, and the accounts payable to/receivable from related parties as of December 31, 2017, and 2016:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000
Associates:
Termoeléctrica José de San Martín S.A.	12-31-2017	180	-	19	-
	12-31-2016	180	-	19	-
	12-31-2015	150	-	19	-

Distribuidora de Gas Cuyana S.A.	12-31-2017	-	46,793	-	7,251
	12-31-2016	-	23,019	-	2,564
	12-31-2015	-	9,858	-	807

Distribuidora de Gas del Centro S.A.	12-31-2017	-	-	-	-
	12-31-2016	-	92	-	-
	12-31-2015	-	2,923	-	3,624

Energía Sudamericana S.A.	12-31-2017	-	-	260	1,928
	12-31-2016	257	-	260	-
	12-31-2015	388	-	16,907	-

Transportadora de Gas del Mercosur S.A.	12-31-2017	3,270	-	17,245	-
	12-31-2016	3,105	-	13,940	-
	12-31-2015	-	-	10,799	-

Related companies:
RMPE Asociados S.A.	12-31-2017	137	96,352	-	-
	12-31-2016	145	65,076	11	-
	12-31-2015	130	24,161	11	-
Total	12-31-2017	3,587	143,145	17,524	9,179
	12-31-2016	3,687	88,187	14,230	2,564
	12-31-2015	668	36,942	27,736	4,431

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the years ended December 31, 2017, 2016 and 2015, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

20.
Financial risk management objectives and policies

Pursuant to the advance payment of corporate bonds and the new foreign currency indebtedness with bank entities, the Company has decided to reassess its financial risk management policy, which is exposed in the issued financial statements as of December 31, 2017.

-
Interest rate risk

Interest rate variations affect the value of assets and liabilities accruing a fixed interest rate, as well as the flow of financial assets and liabilities with floating interest rates.

CENTRAL PUERTO S.A.

As mentioned in note 14.3, short-term bank loans accrue interest at a fixed interest rate. The Group uses no derivate financial instruments to cover this risk.

Interest rate sensitivity

The following table shows the sensitivity of income before income tax for the year ended December 31, 2017, to a reasonably possible change in interest rates over the portion of loans and CAMMESA borrowings bearing interest at a variable interest rate, with all other variables held constant:

Increase in basic points	Effect on income before income tax (Loss)
ARS 000
500	(167,112)

-
Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group is exposed to the foreign currency risk at an ARS/USD ratio, mainly due to its operating activities, the investment projects defined by the Company and the debt related to the bank loan mentioned in note 14.3. The Company does not use derivative financial instruments to hedge such risk.

However, as of December 31, 2017, the Company carries receivables, cash and cash equivalents in foreign currency for USD 58,502 thousands, which are partially offset with the liabilities carried in foreign currency for approximately USD 109,032 thousands.

Foreign currency sensitivity

The following table shows the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of income before income tax (due to changes in the fair value of monetary assets and liabilities).

Change in USD rate	Effect on income before income tax (Loss)
ARS 000
10%	(93,729)

-
Price risk

The Group’s revenues depend on the electric power price in the spot market and the production cost paid by CAMMESA. The Company has no power to set prices in the market where it operates (See note 1).

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including holdings of government securities.

CENTRAL PUERTO S.A.

-
Trade and other receivables

The Finance Department is in charge of managing customer credit risk subject to policies, procedures and controls relating to the Group’s credit risk management. Customer receivables are regularly monitored. Although the Group has received no guarantees, it is entitled to request interruption of electric power flow if customers fail to comply with their credit obligations. In regards to credit concentration, see note 14.1. The need to book impairment is analyzed at the end of each reporting period on an individual basis for major clients. The allowance recorded as of December 31, 2017, is deemed sufficient to cover the potential impairment in the value of trade receivables.

-
Cash and cash equivalents

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with corporate policy. Investments of surplus funds are made only with approved counterparties; in this case, the risk is limited because high-credit-rating banks are involved.

-
Public and corporate securities

This risk is managed by the Company’s finance management according to corporate policies, whereby these types of investments may only be made in first-class companies and in instruments issued by the federal or provincial governments.

Liquidity risk

The Group manages its liquidity to guarantee the funds required to support its business strategy. Short-term financing needs related to seasonal increases in working capital are covered through short-and medium-term bank credit lines.

The table below summarizes the maturity profile of the Company’s financial liabilities.

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	ARS 000	ARS 000	ARS 000	ARS 000
12-31-2017
CAMMESA borrowings and other loans and borrowings	233	2,258,409	2,534,287	4,792,929
Trade and other payables	1,015,369	1,936	-	1,017,305
	1,015,602	2,260,345	2,534,287	5,810,234
12-31-2016
CAMMESA borrowings and other loans and borrowings	294,692	2,046,208	1,284,783	3,625,683
Trade and other payables	654,929	669	-	655,598
	949,621	2,046,877	1,284,783	4,281,281

Guarantees

In connection with the power purchase agreements described in notes 22.6 and 22.7 and the concession right agreement described in note 13, the Group entered into various agreements, mainly guarantees to provide performance assurance of its obligations.

On October 16, 2006, the Group entered into two pledge agreements with the Secretariat of Energy to guarantee our performance obligations in favor of the FONINVEMEM trusts under certain construction management and operation management agreements and provided as collateral: (a) 100% of our shares in TJSM and TMB, and (b) 50% of the rights conferred by our LVFVD receivables for the duration of the construction management agreement and the operation management agreement.

Likewise, the Group entered into various guarantee agreements to provide performance assurance of its obligations arising from the agreements described in notes 1.a), 14.3.1, 14.3.2, 14.4 and 22.6.

CENTRAL PUERTO S.A.

21.
Discontinued operations

On December 20, 2017 YPF EE accepted our offer to sell the La Plata plant, for a total sum of USD 31.5 million, subject to closing customary conditions. On February 8, 2018, after such conditions were met, the plant was transferred to YPF EE effective as of January 5, 2018. Consequently, as of December 31, 2017 the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation. The results of La Plata plant for the years ended December 31, 2017, 2016 and 2015 are presented below:

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Revenues	2,196,746	1,757,692	580,595
Cost of sales	(1,427,906)	(1,081,979)	(352,844)
Gross income	768,840	675,713	227,751

Administrative and selling expenses	(8,566)	(15,221)	(7,924)
Other operating income	-	27,770	6,170
Other operating expenses	(10,737)	-	(1,259)
Operating income	749,537	688,262	224,738

Finance expense	(339)	(14,455)	(21,878)
Income before tax from discontinued operations	749,198	673,807	202,860
Income tax for the year	(264,157)	(235,833)	(71,001)
Income for the year from discontinued operations	485,041	437,974	131,859

The assets and liabilities of La Plata plant classified as held for sale as of December 31, 2017 are, as follows:

12-31-2017
ARS 000
Assets
Property, plant and equipment	116,923
Inventories	26,091
Assets held for sale	143,014

Liabilities
Deferred income tax liabilities	6,282
Compensation and employee benefits liabilities	(4,411)
Provisions	(131,032)
Labilities associated with assets held for sale	(129,161)
Net assets held for sale	13,853

The net cash flows of La Plata plant operation are, as follows:

	2017	2016	2015
	ARS 000	ARS 000	ARS 000
Operating activities	820,955	564,937	221,698

Earnings per share:

	2017	2016	2015
- Basic and diluted income per share from discontinued operations	ARS 0.32	ARS 0.29	ARS 0.09

CENTRAL PUERTO S.A.

22.
Contracts and contingent liabilities

22.1.
Maintenance and service contracts

The Group entered into long-term service agreements executed with leading global companies in the construction and maintenance of thermal generation plants, such as (i) General Electric, which is in charge of the maintenance of the Puerto Combined Cycle plant, the La Plata plant’s gas turbine, and part of the Mendoza based units, and (ii) Siemens, which is in charge of the maintenance of the combined cycle unit based in Luján de Cuyo plant.

Under long-term service agreements, suppliers provide materials, spare parts, labor and on-site engineering guidance in connection with scheduled maintenance activities, in accordance with the applicable technical recommendations.

22.2.
Agreement for supplying electricity and steam to YPF

La Plata plant

Pursuant to our electric energy and steam supply agreement with YPF, YPF must purchase electricity and all the steam produced by the La Plata plant until October 31, 2017 when the agreement expired. On October 24, 2017, the original term of the agreement was extended for an additional 5-month period or until the definite transfer of the plant were agreed on or made, whichever occurs first. As result of the transfer of the plant to YPF EE, on February 8, 2018 the agreement was terminated, effective as of January 5, 2018.

Luján de Cuyo plant

As from January 1999 and for a 20-year term, our Luján de Cuyo plant supplies 150 tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam supply agreement.

Under this agreement YPF supplies the Luján de Cuyo plant with the fuel and water needed for operation of the plant.

On February 8, 2018, we signed an agreement to extend our steam supply agreement with YPF at our Luján de Cuyo plant for a period of up to 24 months from January 1, 2019 under the same terms as our existing steam supply agreement.

22.3.
Acquisition of Siemens gas turbine

On December 18, 2014, the Company acquired from Siemens a gas turbine for electric power generation composed by a turbine and a generator with 286 MW output power, and the proper ancillary equipment and maintenance and assistance services.

22.4.
Acquisition of General Electric gas turbine

On March 13, 2015, the Company acquired a gas turbine from General Electric and hired their specialized technical support services. The unit is a gas turbine with 373 MW output power.

As of December 31, 2015, the Company received cash advances from CAMMESA amounting to 415,911 for partially funding the mentioned acquisition.

22.5.
Acquisition of two Siemens gas turbines

On May 27, 2016, the Company acquired from Siemens two gas turbines for electric power generation composed by a turbine and a generator with 298MW output power, and the proper ancillary equipment and maintenance and assistance services.

CENTRAL PUERTO S.A.

22.6.
Awarding of Renewable Energy Projects

In October 2016, the Company and its subsidiary CPR were awarded of a wind project called “La Castellana” with a capacity of 99 MW.

In January 2017, CP La Castellana S.A.U. (a wholly owned subsidiary of CPR) entered into a power purchase agreement with CAMMESA for La Castellana project for a 20-year term as from the launch of the commercial operations.

In November 2016, the Company and its subsidiary CPR were awarded of a wind project called “Achiras” with a capacity of 48 MW.

In May 2017, CP Achiras S.A.U. (a wholly owned subsidiary of CPR) entered into a power purchase agreement with CAMMESA for Achiras project for a 20-year term as from the launch of the commercial operations.

In November 2017, the Company and its subsidiary CPR were awarded of a wind project called “La Genoveva I” with a capacity of 86.6 MW. In this sense, on March 23, 2018 CPR acquired 100% equity interests in Vientos La Genoveva S.A., a company that will be engaged in the generation and commercialization of electric power through the wind project “La Genoveva I”.

Subsequent event

In January 2018, the Group was awarded for wind projects called “La Castellana II” and “Achiras II”, with a capacity of 15.75 MW and 30 MW, respectively.

Acquisition of wind turbines

The Group has entered into agreements with Acciona Windpower S.A. and Nordex Windpower S.A. for the manufacture, transport, electromechanical assembly and commissioning of wind turbines for La Castellana and Achiras Wind Farms. The Group also entered into a contract with Nordex Windpower S.A. for the operation and maintenance of the wind farms for a 10-year term.

Additionally, the Group has also entered into agreements with Constructora Sudamericana S.A. and Distrocuyo S.A. for the execution of the civil and electromechanical works, respectively, in the wind farm La Castellana. Also, the Group has entered into agreements with Milicic S.A. and Codeler S.A. for the execution of the civil and electromechanical works, respectively, in the wind farm Achiras.

22.7.
Awarding of co-generation projects

On September 25, 2017, the Company was awarded through Resolution SEE 820/2017 with two co-generation projects called “Terminal 6 San Lorenzo” with a capacity of 330 MW and Luján de Cuyo (within our Luján de Cuyo plant) with a capacity of 93 MW.

On December 15, 2017, we executed a new steam supply contract with YPF for a 15-year term that will begin when the new co-generation unit at our Luján de Cuyo plant begins operations.

Also, on December 27, 2017, we entered into a final steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term.

Subsequent event

On January 4, 2018, the Company entered into power purchase agreements with CAMMESA for each of the mentioned projects for a 15-year term as from the launch of commercial operations.

22.8.
Sale of the La Plata plant

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant, for a total sum of USD 31.5 million, subject to closing customary conditions.

Subsequent event

On February 8, 2018, after the conditions were met, the plant was transferred to YPF EE effective as of January 5, 2018.

CENTRAL PUERTO S.A.

22.9.
Contingent liabilities

Income tax return for fiscal year 2014

In February 2015 CPSA, for itself and as the successor company of Hidroeléctrica Piedra del Águila (HPDA) (the merged company) filed income tax returns for the nine-month period ended September 30, 2014, applying the adjustment for inflation mechanism established by the Argentine Income Tax Law.

In addition, the Company filed its income tax return for the three-month period ended December 31, 2014, applying the same adjustment for inflation mechanism established by the Argentine Income Tax Law.

As of the date of issue of these consolidated financial statements, we do not expect that the Argentine Tax Authorities, or ultimately, the Supreme Court will approve our filed income tax return. Accordingly, as of December 31, 2017, the Company recorded a provision for 391,007, which was recognized during the year ended December 31, 2014.

Action for recovery - income tax refund for fiscal years 2009, 2010 and 2011

In December 2014, the Company, as the successor company of HPDA, filed a petition with the Argentine Tax Authorities for the recovery of income tax for fiscal year 2010 in the amount of approximately 67,383 which, according to our estimates, had been incorrectly paid by HPDA in excess of its income tax liability. By filing such action, we seek to recover the excess income tax paid by HPDA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law.

On December 21, 2015, after the three-month term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Tax Court.

In December 2015, the Company filed a petition with the Argentine Tax Authorities for the recovery of income tax for the fiscal year 2009, in the amount of approximately 20,395 which, according to our estimates, had been incorrectly paid by the Company in excess of our income tax liability. By filling such action, we seek to recover the excess income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law.

On April 22, 2016, after the three-month term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Tax Court.

In December 2017, the Company filed a petition with the Argentine Tax Authorities for the recovery of ARS 50,783 paid in excess by the Company for payment of Income Tax for 2011 fiscal period, according to the Company’s estimates. The purpose of such action is to recover the income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law.

As of the date of issuance of these consolidated financial statements, we do not expect that the Argentine Tax Authorities, or ultimately, the Supreme Court will approve our request for recovery of income tax we previously paid or whether the conditions to apply the adjustment for inflation mechanism will be satisfied. No receivable was recognized in relation to this matter.

23.
Tax reform

On December 29, 2017, decree No.1112/2017 was issued, by which the Tax Reform Law No. 27430 (“Tax Reform Law”) enacted by the Argentine Congress on December 27, 2017, was passed. The Tax Reform Law was published in the Official Gazette the same date it was enacted. The most relevant aspects of this reform are the following:

a)
Reduction of the corporate income tax rate and additional tax on the distribution of dividends

Through the fiscal year ended December 31, 2017, the corporate income tax rate remains at 35% and will be reduced to 30% during the two following fiscal years beginning on or after January 1st, 2018, and to 25% for the fiscal years beginning on January 1st, 2020. This reduction affected the measurement of deferred tax assets and liabilities as at December 31, 2017, as indicated in note 7.

CENTRAL PUERTO S.A.

The reduction of the corporate income tax rate is supplemented by the application of a tax on the dividend distributions made to local natural persons and foreign beneficiaries, which the Company should withhold and pay over the tax authorities as a single and final payment when dividends are distributed. This additional tax will be of 7% or 13% rate, depending on whether dividends were distributed for a period when the Company was subject to 30% or 25% rate, respectively. For this purpose, it is considered, without admitting evidence to the contrary, that the dividends which are distributed are related, in the first place, to older accumulated earnings.

b)
Equalization tax

Pursuant to Law No. 25,053, when dividends are paid exceeding accumulated taxable income as of the year-end immediately preceding the payment date, there is an obligation to withhold, as a single and final payment, 35% on such excess for income tax purpose. This withholding will no longer be applicable for dividends attributable to income accrued during the fiscal years beginning on or after January 1st, 2018.

c)
Tax losses (NOLs)

Section 19 of the Income Tax Law incorporates in the treatment of NOL deduction the possibility of them being used considering the changes in the domestic wholesale price index published by INDEC (Argentine Statistics and Census Institute), for the period between the closing month of the fiscal year when the payment is made.

d)
Adjustment for inflation

Net taxable income for periods beginning on or after January 1st, 2018, will be assessed by deducting from or adding to the taxable income (loss) for the payment period the adjustment for inflation obtained after applying the specific regulation contained in sections 95 to 98 of the Income Tax Law. This adjustment will only be applicable if the change percentage in the domestic wholesale price index provided by INDEC, according to the tables prepared by the AFIP (Argentine Public Revenue Agency) for such purpose, accumulates (a) a percentage higher than 100% during the 36 months prior to the year-end for which the assessment is made, or (b) a variation higher than 100% by one third or two thirds, respectively, in the first and second fiscal years beginning on or after January 1st, 2018, calculated as from the first of fiscal year and through the end of the second each fiscal year.

If the condition for the adjustment for inflation does not take place, an adjustment is allowed for certain assets as it is mentioned in the following paragraph.

e)
Update of the acquisitions and investments made during the fiscal periods beginning on January 1st, 2018

For the acquisitions or investments made during the fiscal periods beginning on January 1st, 2018, the following updates shall apply, based on the change percentage in the domestic wholesale price index provided by INDEC, according to the tables prepared by the AFIP for such purpose:

(1)
When transferring depreciable personal property, buildings which cannot be used as an inventory, intangible assets, shares, contributions or equity interests in companies (including contributions to mutual funds), the tax cost basis considered for determining the gross profit will be updated by the aforementioned index, as from the date of the acquisition or investment until the date of the transfer, and will be decreased, if appropriate, by the applicable depreciations calculated from the updated value.

(2)
The depreciations deductible related to buildings and other constructions on real estate property assigned to activities or as investments, different from inventories, and the depreciations related to assets assigned to the generation of taxable income, will be calculated applying the aforementioned index to the ordinary depreciation charge, referred to the date of the acquisition or construction indicated in the tables prepared by the AFIP.

CENTRAL PUERTO S.A.

f)
Tax reappraisal

Law No. 27,430 establishes the option of reappraising for tax purposes, for one time, some assets owned by the tax-payer by the end of the first fiscal year ended after December 29, 2017, the date on which the law came into force, as long as the following conditions are met: (i) the assets are located, placed or economically used within the country, and generate taxable income, (ii) the assets are not subject to accelerated depreciation or have been completely depreciated, and (iii) the assets were not disclosed pursuant to Law No. 27,260.

The performance of the option entails the payment of a special tax regarding all the reappraised assets pursuant to the proportional rates established for each asset, which will be applied over the difference between the residual reappraised tax value and the residual original tax value, calculated pursuant to the rules set forth by the Income Tax Law. The determined tax is not deductible from the income tax and the profit from the reappraisal is exempt from the income tax. In addition, the reappraisal amount, net of the respective depreciations, is not computed in the tax base of the minimum presumed income tax.

The reappraisal is carried out by applying a reappraisal factor which stems from a table contained in Law No. 27,430, as from the year the assets were recorded. From the resulting value, the depreciations which may have been proper in accordance to the income tax law for the elapsed useful life of the assets, including the year of the option, are subtracted. In case of real estate property which is not considered as an inventory and depreciable personal property, the estimate may be done by an independent appraiser, as long as it does not exceed 50% of the amount which would result from the application of the appraisal factor. The reappraised assets will continue to be updated for tax purposes based on the change percentage in the domestic wholesale price index provided by INDEC, according to the tables prepared by the AFIP for such purpose. Thus, the depreciation to be deducted from the income tax will consist of: (i) the depreciation rate determined based on the original value, method and the asset’s useful life duly adopted to determine the income tax, plus (ii) the depreciation rate which corresponds to the amount of the reappraisal with the above-mentioned subsequent update. Should a reappraised asset be transferred during any of the two fiscal years immediately following the fiscal year taken as basis for the reappraisal, the computable cost will be subject to a penalty, which will consist in a 60% reduction of the updated residual amount, if the transfer were made in the first of those fiscal years, or in a 30% reduction, if it were made in the second of such fiscal years.

As of the date of the issuance of these financial statements, the Board of Directors is analyzing the financial effects of the tax reappraisal and it has not yet decided whether they will make use of the option established in Law No. 27,430.

The use of the option of the tax reappraisal implies waiving (i) carrying any legal or out-of-court procedure to claim, with tax purposes, the application of any nature of updating procedures as at the date of the first fiscal year ended after the date on which Law 27,430 came into force and (ii) waiving the actions and rights invoked in procedures already carried in respect of fiscal periods previously ended. In addition, the calculation of the depreciation of the reappraisal amount or its integration as a tax basis when determining the income tax will imply, due to the fiscal year on which such calculation is made, waiver to any update claim.

g)
Advanced reimbursement of the technical credit balance of the value added tax

Law No. 27,430 establishes in the Value Added Tax Law a mechanism by which it is possible to require the reimbursement of the tax credits originated in the definite purchase, building, manufacturing, preparation or import of fixed assets (with the exception of vehicles) subject to depreciation in the income tax, which after six consecutive fiscal years, as from the year in which its consideration as tax credit was applicable, constitute the technical credit balance. If after 60 fiscal years as from the fiscal year immediately following the one where the reimbursement was made, the tax-payer had not generated an excess of tax debit over tax credits for a similar amount, the tax-payer must reimburse the not-applied excess plus the respective interest. These dispositions will apply to the accumulated balance originated in the charges whose right to consideration as tax credit is originated as from January 1st, 2018.

CENTRAL PUERTO S.A.

h)
Employers’ contributions

A progressive increase of the employers’ contributions rate of 17% effective for those employers’ contributions accrued as from February 1st, 2018 is established. The increase schedule establishes that the rate will reach 17.50% in 2018, 18% in 2019, 18.50% in 2020 and 19% in 2021. As from January 1st, 2022, the employers’ contributions accrued will be finally settle at 19.50%.

In addition, from the tax basis on which it is proper to apply the rates indicated before, a non-taxable minimum will be deducted which will also be progressive and which will begin in 2018 with ARS 2,400 to finally reach ARS 12,000 as from January 1st, 2022. This non-taxable minimum will be updated as from January 2019 based on the domestic wholesale price index provided by INDEC.