Form 20-F/A
period 2017-12-31
CENTRAL PUERTO S.A.
filed 2018-05-23
CIK 1717161

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes  ☐             No  ☐

EXPLANATORY NOTE

Central Puerto S.A. (“Central Puerto”) is filing this Amendment No. 1 (the “Form 20-F/A”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (the “Form 20-F”), which was originally filed with the Securities and Exchange Commission on April 27, 2018, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of Central Puerto for that fiscal year as Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Form 20-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.

Except as set forth above, this Form 20-F/A does not modify or update any of the disclosures in the Form 20-F. This Form 20-F/A speaks as of the time of filing of the Form 20-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 20-F.

Exhibit 101 to this Form 20-F/A provides the following items formatted in XBRL: (i) Consolidated Statement of Income for the years ended December 31, 2017, 2016 and 2015, (ii) Consolidated Statement of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015, (iii) Consolidated Statement of Financial Position as of December 31, 2017 and 2016, (iv) Consolidated Statement of Changes in Equity for the years ended December 31, 2017, 2016 and 2015, (v) Consolidated Statement of Cash Flows for the years ended December 31, 2017, 2016 and 2015 and (vi) Notes to the Consolidated Financial Statements.

Item 19.
Exhibits

EXHIBIT INDEX

101. INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Linkbase Document.
101. CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*
In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

CENTRAL PUERTO S.A.

By:	/S/ Fernando Roberto Bonnet
Name: Fernando Roberto Bonnet Title: Chief Financial Officer

Date: May 22, 2018.