Form 20-F
period 2018-12-31
CENTRAL PUERTO S.A.
filed 2019-04-30
CIK 1717161

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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

Title of each class	Outstanding at December 31, 2018
Common shares, nominal value Ps.1.00 per share	1,514,022,256

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒            No   ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒           No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes  ☐             No  ☐

CERTAIN DEFINITIONS

In this annual report, except where otherwise indicated or where the context otherwise requires:

●
“Argentine Corporate Law” refers to Law No. 19,550, as amended;

●
“BYMA” refers to Bolsas y Mercados Argentinos S.A.;

●
“CAMMESA” refers to Compañ’a Administradora del Mercado Mayorista Eléctrico Sociedad Anónima. See “Item 4.B, Business Overview— The Argentine Electric Power Sector—General Overview of Legal Framework—CAMMESA;”

●
“CTM” refers to Centrales Térmicas Mendoza S.A.;

●
“CVO” refers to the thermal plant Central Vuelta de Obligado;

●
“CVO Agreement” refers to the Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011” executed on November 25, 2010 among the Secretariat of Energy and Central Puerto along with other electric power generators;

●
“CVOSA” refers to Central Vuelta de Obligado S.A.;

●
“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”) and Distribuidora de Gas del Centro (“DGCE”);

●
“Energía Base” refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and, from February 2017 to February 2019, regulated by Resolution SEE No. 19/17, and since March 2019, regulated by Resolution No. 1/19 of the Secretary of Renewable Resources and Electric Market of the National Ministry of Economy. See “Item 4.B, Business Overview—The Argentine Electric Power Sector;”

●
“Energía Plus” refers to the regulatory framework established under Resolution SE No. 1281/06, as amended. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Energ’a Plus;”

●
“FONINVEMEM” or “FONI” refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply). See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—The FONINVEMEM and Similar Programs;”

●
“FONINVEMEM Plants” refers to the plants José de San Martín, Manuel Belgrano and Vuelta de Obligado;

●
“HPDA” refers Hidroeléctrica Piedra del Águila S.A., the corporation that previously owned the Piedra del Aguila plant;

●
“IEASA” refers to Integracion Energética Argentina S.A.;

●
“IGCE” refers to Inversora de Gas del Centro S.A.;

●
“IGCU” refers to Inversora de Gas Cuyana S.A.;

●
“La Plata Plant Sale” refers to the sale of the La Plata plant to YPF EE, effective as of January 5, 2018. For further information on the La Plata Plant Sale, see “Item 4.A. History and development of the Company—La Plata Plant Sale;”

●
“La Plata Plant Sale Effective Date” is January 5, 2018. For more information on the La Plata Plant Sale Effective Date, see “Item 4.A. History and development of the Company—La Plata Plant Sale;”

●
“LPC” refers to La Plata Cogeneración S.A., the corporation that owned the La Plata plant prior to us;

●
“LVFVD” refers to liquidaciones de venta con fecha de vencimientos a definir, or receivables from CAMMESA without a fixed due date. See “Item 4.B, Business Overview—FONINVEMEM and Similar Programs;”

●
“MATER” refers to Term Market for Renewable Energy (“MATER”) Resolution No. 281-E/17;

●
“MULC” refers to the foreign exchange market;

●
“Resolution SRRyME No. 1/19” refers to the resolution No. 1/19 issued by the Secretary of Renewable Resources and Electric Markey of the National Ministry of Economy by which the Secretary modified the remuneration scheme (for capacity and energy) applicable to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;

●
“sales under contracts” refers collectively to (i) term market sales of energy under contracts with private and public sector counterparties, (ii) sales of energy sold under the Energía Plus and (iii) sales of energy under the RenovAr Program;

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We maintain our financial books and records and publish our consolidated financial statements (as defined below) in Argentine pesos, which is our functional currency. This annual report contains our audited consolidated financial statements as of December 31, 2018 and 2017 and for each of the years ended December 31, 2018, 2017 and 2016 (our “audited consolidated financial statements”), which were approved by our board of directors (our “Board of Directors”) on April 24, 2019.

We prepare our audited consolidated financial statements in Argentine pesos and in conformity with the IFRS as issued by the IASB.

In accordance with IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is the currency of a hyperinflationary economy. To define a hyperinflationary state, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. Even if in recent years there was an important increase in the general level of prices, the three-year cumulative inflation was below 100%. However, due to macroeconomic factors, the triennial inflation was above that figure in 2018. Moreover, the goals of the Argentine government and other available projections show that this trend will not be reverted in the short term. So as to evaluate the mentioned quantitative condition and to restate the financial statements, the Argentine Securities Commission established that the series of indexes to be used in the IAS 29 application is the one established by the Argentine Federation of Professional Councils in Economic Sciences. According to said index, inflation was 47.64%, 24.79% and 34.59% in the years ended December 31, 2018, 2017 and 2016, respectively. See “Risks Relating to Argentina—As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries” and “—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected.”

Therefore, our audited consolidated financial statements included herein, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the Argentine Securities Commission. Consequently, the financial statements are stated in the current measurement unit as of December 31, 2018. The information included in our audited consolidated financial statements is not comparable to the financial statements previously published by us. For more information, see “Item 5.A. Operating Results—Factors Affecting our Results of Operations—Inflation” and Note 2.1.2 to our audited consolidated financial statements.

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

Solely for the convenience of the reader, we have translated certain amounts included in this annual report from pesos into U.S. dollars, unless otherwise indicated, using the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina for wire transfers (divisas) as of December 28, 2018, of Ps.37.70 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed to represent that the peso amounts have been, or could have been or could be, converted into U.S. dollars at such rates or at any other rate. See “Item 3.A. Selected Financial Data—Exchange Rates.”

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

Market Share and Other Information

The information set forth in this annual report with respect to the market environment, market developments, growth rates and trends in the markets in which we operate is based on information published by the Argentine federal and local governments through the Instituto Nacional de Estad’siticas y Censos (the National Statistics and Census Institute, or “INDEC”), the Ministry of Interior, the Ministry of Energy, the Central Bank, CAMMESA, the Dirección General de Estadística y Censos de la Ciudad de Buenos Aires (General Directorate of Statistics and Census of the City of Buenos Aires) and the Dirección Provincial de Estadística y Censos de la Provincia de San Luis (Provincial Directorate of Statistics and Census of the Province of San Luis), as well as on independent third-party data, statistical information and reports produced by unaffiliated entities, as well as on our own internal estimates. In addition, this annual report contains information from Vaisala, Inc. (“Vaisala - 3 Tier”), a company that develops, manufactures and markets products and services for environmental and industrial measurement.

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

●
our relationship with our employees; and

●
other factors discussed under “Item 3.D.—Risk Factors” in this annual report.

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

The selected consolidated financial data as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 has been derived from our audited consolidated financial statements included in this annual report. Prior period amounts have been restated to reflect the La Plata plant operations as discontinued operations in all periods presented. Please see Note 21 to our audited consolidated financial statements for further information on how we have accounted for the La Plata Plant Sale in our audited consolidated financial statements. Our historical results are not necessarily indicative of our future results. Our audited consolidated financial statements have been audited by Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global), an independent registered public accounting firm, whose audit report is included elsewhere in this annual report.

In accordance with IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is the currency of a hyperinflationary economy. To define a hyperinflationary state, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. Even if in the recent years there was an important increase in the general level of prices, the three-year cumulative inflation was below 100%. However, due to macroeconomic factors, the triennial inflation was above that figure in 2018. Moreover, the goals of the Argentine government and other available projections show that this trend will not be reverted in the short term. So as to evaluate the mentioned quantitative condition and to restate the financial statements, the Argentine Securities Commission established that the series of indexes to be used in the IAS 29 application is the one established by the Argentine Federation of Professional Councils in Economic Sciences. According to said index, inflation was 47.64%, 24.79% and 34.59% in the years ended December 31, 2018, 2017 and 2016, respectively. See “Risks Relating to Argentina—As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries” and “—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected.”

Therefore, our audited consolidated financial statements included herein, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the Argentine Securities Commission. Consequently, the financial statements are stated in the current measurement unit as of December 31, 2018. The information included in our audited consolidated financial statements, is not comparable to the financial statements previously published by us. For more information, see “Item 5.A. Operating Results—Factors Affecting our Results of Operations—Inflation” and Note 2.1.2 to our audited consolidated financial statements.

The selected financial data as of and for the year ended December 31, 2015 has not been presented as this cannot be provided on a restated basis without unreasonable effort or expense.

We maintain our financial books and records and publish our audited consolidated financial statements in Argentine pesos, which is our functional currency. We prepare our audited consolidated financial statements in Argentine pesos and in conformity with IFRS as issued by the IASB.

Solely for convenience of the reader, Peso amounts as of and for the year ended December 31, 2018 have been translated into U.S. dollars. The rate used to translate such amounts as of December 31, 2018 was Ps. 37.70 to US$1.00, which was the reference exchange rate reported by the Banco de la Nación Argentina for wire transfers (divisas) as of December 28, 2018. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed to represent that the Peso amounts have been, or could have been or could be, converted into, U.S. dollars at such rates or any other rate. See “Item 3.A. Selected Financial Data—Exchange Rates.”

Selected Consolidated Statement of Comprehensive Income Data

	Year Ended December 31,
	(in thousands of US$)(1)	(in thousands of Ps.)
	2018	2018	2017	2016
Continuing operations
Revenues	378,392	14,265,370	9,638,568	7,044,039
Cost of sales	(172,061)	(6,486,698)	(5,199,149)	(4,980,226)
Gross income	206,331	7,778,672	4,439,419	2,063,813
Administrative and selling expenses	(36,852)	(1,389,336)	(1,056,257)	(892,626)
Other operating income	350,739	13,222,842	930,062	2,324,243
Other operating expenses	(3,525)	(132,881)	(140,138)	(171,952)
CVO receivables update	292,229	11,017,014	-	-
Operating income	808,922	30,496,311	4,173,086	3,323,478
Loss on net monetary position	(107,061)	(4,036,196)	(151,904)	(1,836,626)
Finance income	60,483	2,280,193	1,558,816	873,915
Finance expenses	(167,132)	(6,300,881)	(1,200,654)	(1,205,447)
Share of the profit of associates	28,493	1,074,185	1,173,004	422,650
Income before income tax from continuing operations	623,705	23,513,612	5,552,348	1,577,970
Income tax for the year	(175,182)	(6,604,351)	(1,081,177)	(1,006,417)
Net income for the year from continuing operations	448,523	16,909,261	4,471,171	571,553
Discontinued operations
Income after tax for the year from discontinued operations	7,326	276,177	791,274	806,989
Net income for the year	455,849	17,185,438	5,262,445	1,378,542
Other comprehensive income, net	(5,136)	(193,613)	(520,885)	357,911
Total comprehensive income for the year	450,172	16,991,825	4,741,560	1,736,453
Number of Outstanding Shares (basic and diluted)	1,505,170,408	1,505,170,408	1,505,170,408	1,505,170,408
Net income per share (basic and diluted)	0.30	11.64	3.52	0.92
Net income per share from continuing operations (Ps.)	0.30	11.46	2.99	0.38
Cash dividend per share (Ps.)	0.02	0.94	1.25	1.69
_____________
(1)
Solely for the convenience of the reader, peso amounts as of December 31, 2018 have been translated into U.S. dollars at the exchange rate as of December 28, 2018 of Ps. 37.70 to US$1.00. See “Exchange Rates” and “Presentation of Financial and Other Information” for further information on recent fluctuations in exchange rates.

Selected Consolidated Statement of Financial Position

	As of December 31,
	(in thousands of US$)(1)	(in thousands of Ps.)
	2018	2018	2017	2016
Capital stock	40,160	1,514,022	1,514,022	1,514,022
Equity	873,444	32,928,854	17,031,535	13,676,029
Total Assets	1,518,828	57,259,866	34,348,994	30,398,781
_____________
(1)
Solely for the convenience of the reader, peso amounts as of December 31, 2018 have been translated into U.S. dollars at the exchange rate as of December 28, 2018 of Ps.37.70 to US$1.00. See “—Exchange Rates” and “Presentation of Financial and Other Information” for further information on recent fluctuations in exchange rates.

	As of December 31,
	(in thousands of US$)(1)	(in thousands of Ps.)
	2018	2018	2017
Non-current assets
Property, plant and equipment	598,605	22,567,418	17,451,669
Intangible assets	59,290	2,235,230	1,988,603
Investment in associates	53,006	1,998,336	1,830,138
Trade and other receivables (2)	442,218	16,671,608	3,842,054
Other non-financial assets	5,914	222,955	18,782
Deferred tax asset	-	-	2,996
Inventories	1,981	74,687	71,187
Total non-current assets	1,161,014	43,770,234	25,205,429
Current assets
Inventories	5,859	220,896	194,640
Other non-financial assets	13,133	495,130	695,313
Trade and other receivables(2)	280,611	10,579,028	5,733,942
Other financial assets	52,112	1,964,630	1,639,941
Cash and cash equivalents	6,099	229,948	130,863
Total current assets	357,814	13,489,632	8,394,699
Assets held for sale	-	-	748,866
Total assets	1,518,828	57,259,866	34,348,994
Equity and liabilities
Equity
Capital stock	40,160	1,514,022	1,514,022
Adjustment to capital stock	303,505	11,442,144	11,442,144
Legal reserve	10,170	383,393	162,480
Voluntary reserve	116,877	4,406,281	1,019,873
Retained earnings	390,327	14,715,337	2,206,313
Accumulated other comprehensive income	-	-	207,999
Non-controlling interests	12,405	467,677	478,704
Total equity	873,444	32,928,854	17,031,535
Non-current liabilities
Other non-financial liabilities	51,960	1,958,883	692,009
Other loans and borrowings	138,038	5,204,030	2,183,278
Borrowings from CAMMESA	26,639	1,004,304	1,558,485
Compensation and employee benefits liabilities	3,938	148,470	166,983
Deferred income tax liabilities	127,145	4,793,384	3,847,033
Total non-current liabilities	347,720	13,109,071	8,447,788
Current liabilities
Trade and other payables	45,886	1,729,909	1,501,885
Other non-financial liabilities	44,056	1,660,944	973,971
Other loans and borrowings	48,088	1,812,910	2,588,283
Borrowings from CAMMESA	17,843	672,668	746,503
Compensation and employee benefits liabilities	10,376	391,168	477,136
Income tax payable	117,158	4,416,843	1,619,402
Provisions	14,257	537,499	610,476
Total current liabilities	297,664	11,221,941	8,517,656
Liabilities directly associated with the assets held for sale	-	-	352,015
	297,664	11,221,941	8,869,671
Total liabilities	645,385	24,331,012	17,317,459
Total equity and liabilities	1,518,828	57,259,866	34,348,994
_____________
(1)
Solely for the convenience of the reader, peso amounts as of December 31, 2018 have been translated into U.S. dollars at the exchange rate as of December 28, 2018 of Ps.37.70 to US$1.00. See “—Exchange Rates” and “Presentation of Financial and Other Information” for further information on recent fluctuations in exchange rates.
(2)
Trade and other receivables include receivables from CAMMESA. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources,” and “—Receivables from CAMMESA.”

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

With the tightening of exchange controls beginning in late 2011, in particular with the introduction of measures that allowed limited access to foreign currency by private sector companies and individuals (such as requiring an authorization of tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local market, increased significantly over the official exchange rate. Most of the foreign exchange restrictions were gradually lifted in since December 2015, and finally on May 19, 2017, the Central Bank issued Communication “A” 6244, which substantially modified the applicable foreign exchange regulations and eliminated the set of restrictions for accessing the MULC. As a result of the elimination of the limit amount for the purchase of foreign currency without specific allocation or need of prior approval the substantial spread between the official exchange rate and the implicit exchange rate derived from securities transactions has substantially decreased. In addition, by virtue of the 2018 IMF Agreement (see “Item 4. Information of the Company—Recent Political and Economic Developments in Argentina— IMF Agreement”), on September 28, 2018. As of October 1, 2018, the BCRA introduced an exchange rate band. The peso’s exchange rate with the U.S. Dollar was allowed to fluctuate between Ps.34.00 and Ps.44.00 per US$1.00 (range that was adjusted daily at an annual rate of 3% until December 2018, and for the first quarter of 2019, is adjusted daily at an annual rate of 2%) without the BCRA’s intervention. On April 29, 2019, the Monetary Policy Counsel (Comité de Política Monetaria) of the Central Bank (the “COPOM”) decided to introduce changes to the monetary policy, with an aim to reducing volatility in the foreign exchange market. According to the new scheme: (i) if the exchange rate is between Ps. 39.755 and Ps. 51.488, the Central Bank may intervene, subject to market conditions, in the foreign exchange market and sell U.S. dollars in the market, and (ii) if the exchange rate is above Ps. 51.488, the Central Bank will sell foreign currency for up to 250 million U.S. dollars daily. Also, the Central Bank could decide to perform additional interventions. The Argentine pesos resulting from such sales will be discounted from the monetary base. The COPOM also confirmed that the Central Bank will not intervene until June 2019 in the foreign exchange market if the exchange rate decreases below Ps. 39.755.

After several years of moderate variations in the nominal exchange rate, in 2012 the peso depreciated approximately 14% with respect to the U.S. dollar. This was followed in 2013 and 2014 by a depreciation of the peso with respect to the U.S. dollar that exceeded 30%, including a loss of approximately 23% in January 2014. In 2015, the peso depreciated approximately 52% with respect to the U.S. dollar, including, approximately, a 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation during the last quarter of the year, mainly concentrated after December 16, 2015 when certain exchange controls were lifted. In 2016, 2017 and 2018, the peso depreciated approximately 21.86%, 17.36% and 102.16%, respectively, in each case, with respect to the U.S. dollar. The peso depreciated approximately 19.10% from December 28, 2018 through April 25, 2019.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a buying rate for pesos.

	Exchange Rates
	High(1)	Low(1)	Average(1)(2)	Period-end(1)
2014	8.5570	6.5210	8.1196	8.5510
2015	13.4000	8.5550	9.2653	13.0400
2016	16.0300	13.2000	14.8403	15.8900
2017	19.2000	15.1900	16.5704	18.6490
2018	41.2500	18.4100	28.1762	37.7000
October	40.5000	35.9500	37.2065	35.9500
November	39.0500	35.4000	36.4555	37.7200
December	38.6000	36.5000	37.8350	37.7000
2019
January	37.7100	36.9000	37.3836	37.3500
February	39.6700	37.1700	38.4045	39.1500
March	42.5000	39.8100	41.1120	43.3500
April (3)	44.9000	41.6200	42.9719	44.9000
_____________
(1)
Pesos to U.S. dollars exchange rate as quoted by the Banco de la Nación Argentina for wire transfers (divisas).
(2)
Average of the exchange rates based on working day’s averages for each month.
(3)
Through April 25, 2019.

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

Argentina’s economy contracted during 2018 and the country’s economy remains vulnerable and unstable notwithstanding efforts by the Argentine government to address inflation and foreign exchange instability, as reflected by the following economic conditions:

●
inflation remains high and may continue at similar levels in the future; according to a report published by INDEC, cumulative consumer price inflation from December 2017 to December, 2018 was 47.64%, and inflation during January 2019 and February 2019, was 2.9% and 3.8%, respectively;

●
according to the revised calculation of the 2004 GDP published by the INDEC in March 2017, which forms the basis for the real GDP calculation for every year after 2004, GDP decreased by 2.3% in 2016 (as compared to 2015) and increased by 2.6% in 2015, as compared to a decline of 2.5% in 2014 and growth of 2.4% in 2013. According to data published by the INDEC on March 22, 2018 GDP for 2017 increased by 2.9%. According to preliminary data published by the INDEC on March 22, 2018, GDP for 2018 decreased 2.5%. Argentina’ s GDP performance has depended to a significant extent on high commodity prices which, despite having favorable long-term trends, are volatile in the short-term and beyond the control of the Argentine government and private sector;

●
Argentina’s public debt as a percentage of GDP remains high;

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

●
unemployment and informal employment remain high, according to INDEC, unemployment rate during the fourth quarter of 2018 was 9.1%; and

●
in the climate created by the above mentioned conditions, demand for foreign currency could grow, generating a capital flight effect as in recent years.

Argentina’s fiscal imbalances, its dependence on foreign revenues to cover its fiscal deficit, and material rigidities that have historically limited the ability of the economy to absorb and adapt to external factors, have added to the severity of the current crisis.

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

Certain risks are inherent in any investment in a company operating in a developing country such as Argentina

Argentina is developing country and investing in developing countries generally carries risks. These risks include political, social and economic instability that may affect Argentina’s economic results which can stem from many factors, including the following:

●
high interest rates;

●
abrupt changes in currency values;

●
high levels of inflation;

●
exchange controls;

●
wage and price controls;

●
regulations to import equipment and other necessities relevant for operations;

●
changes in governmental economic, administrative or tax policies; and

●
political and social tensions.

Any of these factors, as well as volatility in the capital markets, may adversely affect our business, results of operations, financial condition, the value of our ADSs, and our ability to meet our financial obligations.

Economic and political developments in Argentina, including the upcoming presidential and congressional elections, and future policies of the Argentine government, may affect the economy, as well as the operations of the energy industry, including the operations of Central Puerto

Since assuming office on December 10, 2015, the Macri administration has announced and implemented several significant economic and policy reforms (see “Item 4. Information of the Company—Recent Political and Economic Developments in Argentina.”) As of the date of this annual report, the long-term impact of these measures and any future measures taken by the current administration on the Argentine economy as a whole and the energy sector in particular remains uncertain.

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

The fiscal, monetary and currency adjustments undertaken by the Macri administration may subdue growth in the short-term. For example, immediately after the foreign exchange controls were lifted on December 16, 2015, the dismantling of the multiple exchange regime resulted in the official peso exchange rate (available only for certain types of transactions) falling in value by 40.1%, as the peso-U.S. dollar exchange rate reached Ps.13.76 to US$1.00 on December 17, 2015. See “—Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations” On April 25, 2019, the exchange rate was Ps.44.90 to US$1.00, as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

As of the date of this annual report, the impact that these measures and any future measures taken by the current administration will have on the Argentine economy as a whole and the electric power industry in particular cannot be predicted. The planned economic liberalization could be disruptive to the economy and fail to benefit, or harm, our business. In particular, we have no control over the implementation of the reforms to the regulatory framework that governs our operations and cannot guarantee that these reforms will be implemented or implemented in a manner that will benefit our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy, which, in turn may have an adverse effect on our financial condition and results of operations.

Further, presidential and congressional elections in Argentina are scheduled to take place in October 2019, and their impact on the future economic and political environment is uncertain, but likely to be material. This uncertainty may itself have a material adverse effect on Argentina’s economy. No assurances can be made as to the policies that may be implemented by a new Argentine administration, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

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

During 2016, the City of Buenos Aires CPI inflation rate was 41.05%, while according to the Province of San Luis CPI, the inflation rate was 31.53%. During 2017, the INDEC’s CPI inflation rate was recorded at 24.8%. The CPI for 2018 was 47.64%, the highest rate since 1991. In the past, and particularly throughout the Fernández de Kirchner administration, the Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the price of certain supermarket products and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets, that did not address the structural causes of inflation and failed to reduce inflation.

High inflation rates affect Argentina’s foreign competitiveness, social and economic inequality, negatively impacts employment, consumption and the level of economic activity and undermine confidence in Argentina’s banking system, which could further limit the availability of and access by local companies to domestic and international credit.

Inflation remains a challenge for Argentina given its persistent nature in recent years. The Argentine government announced its intention to reduce the primary fiscal deficit as a percentage of GDP over time and also reduce the Argentine government’s reliance on Central Bank financing (see “Item 4. Information of the Company—Recent Political and Economic Developments in Argentina”). If, despite the measures adopted by the Argentine government, these measures fail to address Argentina’s structural inflationary imbalances, the current levels of inflation may continue and have an adverse effect on Argentina’s economy and can also lead to an increase in Argentina’s debt. Moreover, certain objectives of the Argentine government, such as the increase in tariffs to incentivize investment in the energy sector, may create inflationary pressures. Inflation in Argentina has contributed to a material increase in our costs of operation, in particular labor costs, and negatively impacted our financial condition.

Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the measures adopted, or that may be adopted in the future, by the Argentine government to control inflation may have. See “—Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations.” Increased inflation could adversely affect the Argentine economy, which in turn may have an adverse effect on our financial condition and results of operations. See “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Inflation.”

As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries.

Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not prescribe when hyperinflation arises and the International Accounting Standards Board (“IASB”) does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. In June 2018, the International Practices Task Force of the Centre for Quality (“IPTF”), which monitors countries experiencing high inflation, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. In addition, certain qualitative macroeconomic factors provided under IAS 29 were also identified. Therefore, Argentine companies using IFRS, such as us, are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, were originally prohibited pursuant to Law No. 23,928 (the “Law 23,928”). In addition, Decree No. 664/03, issued by the Argentine government, instructed regulatory authorities, such as the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”), to accept only financial statements reported in constant currency. However, on December 4, 2018, Law 27,468 (“Law 27,468”) abrogated Decree No. 664/03 and amended Law 23,928 indicating that the prohibition of inflation adjustments no longer applies to financial statements submitted for regulatory purposes. Certain regulatory authorities, such as the CNV, now require that financial statements for periods ended on and after December 31, 2018 should be adjusted for inflation pursuant to IAS 29. As a result, our audited consolidated financial statements included in this annual report, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the Argentine Securities Commission.

Law 27,468 also substituted the WPI (as defined below) for the CPI as the index to benchmark tax indexation, and modified the standards for triggering the tax indexation procedure. In addition, Law 27,468 provides that during the first three years beginning on January 1, 2018, tax indexation will be required if the variation of the Consumer Price Index (“CPI”) exceeds 55% in 2018, 30% in 2019 and 15% in 2020. The tax indexation determined during any such year will be allocated as follows: 1/3 in that same year, and the remaining 2/3 in equal parts in the following two years. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29.

Accordingly, we have recognized a loss regarding the effect of adjustment by inflation of Ps. 4,036 million, Ps. 152 million and Ps. 1,837 million in our financial statements for the years ended 2018, 2017 and 2016, respectively. See Note 2.1.2 to our financial statements.

The credibility of several Argentine economic indices has been called into question, which has led to a lack of confidence in the Argentine economy and could affect your evaluation of the market value of the ADSs

During the administrations of Kirchner and Fernández de Kirchner, the INDEC, the Argentine government’s principal statistical agency, underwent institutional and methodological reforms that gave rise to controversy regarding the reliability of the information that it produced. Reports published by the IMF had stated that their staff used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC between 2007 and 2015. The IMF also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and GDP data.

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

Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations

The depreciation of the peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to inflation, significantly reduce real wages and jeopardize the stability of businesses, such as ours, whose success depends on domestic market demand and adversely affect the Argentine government’s ability to honor its foreign debt obligations. After several years of moderate variations in the nominal exchange rate, the peso depreciated more than 30% with respect to the U.S. dollar in each of 2013 and 2014. In 2015, the peso depreciated approximately 52% with respect to the U.S. dollar, including a 10% depreciation from January 1, 2015 to September 30, 2015 and a 38% depreciation during the last quarter of the year, mainly concentrated after December 16, 2015 once the Macri administration eliminated exchange controls imposed by the prior administration. In 2016, 2017 and 2018, the peso depreciated approximately 21.86%, 17.36% and 102.16% respectively, in each case, with respect to the U.S. dollar. The peso depreciated approximately 19.10% from December 28, 2018 through April 25, 2019. On April 25, 2019, the exchange rate was Ps. 44.90 to US$1.00, as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

As a result of the increased volatility of the Argentine peso (see “Item 3.A. Selected Financial Data—Exchange Rates”), the Argentine government announced several measures aimed at restoring market’s confidence and stabilize the value of the Argentine peso. Measures implemented by the Argentine government include, among others, the 2018 IMF Agreement (see “Item 4. Information of the Company—Recent Political and Economic Developments in Argentina— IMF Agreement”), increase of interest rates and sale of the Central Bank’s foreign currency reserves. More recently, and by virtue of the 2018 IMF Agreement, a new regime was established. This regime sets forth a strict control of the local monetary base, in an attempt to reduce the demand for foreign currency. As of October 1, 2018, the BCRA introduced an exchange rate band. The peso’s exchange rate with the U.S. Dollar was allowed to fluctuate between Ps.34.00 and Ps.44.00 per US$1.00 (range that was adjusted daily at an annual rate of 3% until December 2018, and for the first quarter of 2019, is adjusted daily at an annual rate of 2%) without the BCRA’s intervention. On April 29, 2019, the Monetary Policy Counsel (Comité de Política Monetaria) of the Central Bank (the “COPOM”) decided to introduce changes to the monetary policy, with an aim to reducing volatility in the foreign exchange market. According to the new scheme: (i) if the exchange rate is between Ps. 39.755 and Ps. 51.488, the Central Bank may intervene, subject to market conditions, in the foreign exchange market and sell U.S. dollars in the market, and (ii) if the exchange rate is above Ps. 51.488, the Central Bank will sell foreign currency for up to 250 million U.S. dollars daily. Also, the Central Bank could decide to perform additional interventions. The Argentine pesos resulting from such sales will be discounted from the monetary base. The COPOM also confirmed that the Central Bank will not intervene until June 2019 in the foreign exchange market if the exchange rate decreases below Ps. 39.755.

The Argentine macroeconomic environment, in which we operate, was affected by the depreciation referred to above, which had an effect on our financial and economic position. If the Peso depreciates further, all of the negative effects on the Argentine economy related to such depreciation could recur, with adverse consequences to our business, financial condition and results of operations. In addition, we cannot predict whether the Argentine government will be able to comply with all terms of the 2018 IMF Agreement. The ability of the Argentine government to stabilize the foreign exchange market, restore economic growth and meet the terms of the 2018 IMF Agreement, is uncertain.

In addition, the Republic’s future tax revenue and fiscal results may be insufficient to meet its debt service obligations and the Republic may have to rely in part on additional financing from domestic and international capital markets, the IMF and other potential creditors, in order to meet future debt service obligations. In the future, the Republic may not be able or willing to access international or domestic capital markets, which could have a material adverse effect on the Republic’s ability to make payments on its outstanding public debt, and in turn, could materially adversely affect our financial condition and results of operations.

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

In 2008, the Fernández de Kirchner administration absorbed and replaced the former private pension system for a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garant’a de Sustentabilidad, or the “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or the “ANSES”). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments that previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since acquiring equity interests in privately owned companies, through the process of replacing the pension system, the ANSES is entitled to designate representatives of the Argentine government to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the executive branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Economy and are subject to a mandatory information-sharing regime, under which, among other obligations, the representatives must immediately inform the Ministry of Economy of the agenda for each board of directors’ meeting and provide related documentation.

In December 2012 and August 2013, the National Congress established new regulations related to domestic capital markets. In general, these regulations allowed greater national government intervention in the capital markets, authorizing, for example, the CNV to designate inspectors with the ability to veto, under certain circumstances, the decisions of the board of directors of companies that are listed in authorized markets and such companies’ board of directors for a period of up to 180 days. On November 17, 2016, the Macri government presented a bill to the National Congress to amend the Capital Markets Law, which could, among other significant changes, eliminate such powers to designate inspectors and suspend the board of directors for a period of up to 180 days.

In May 2013, the Argentine Congress passed a law providing for the expropriation of 51% of the share capital of YPF (Yacimientos Petroliferos Fiscales S.A.), the principal Argentine oil company, which shares were owned by Repsol, S.A. and its affiliates. In February 2015, the Argentine government sent a bill to the Argentine Congress in order to revoke certain train concessions, return the national rail network to state control and provide authority to review all concessions currently in effect. The bill was enacted on May 20, 2015 as Law No. 27,132.

In addition, on September 23, 2015 the Argentine Congress passed Law No. 27,181, which limits the sale of the Argentine government’s shares held in Argentine companies without prior approval of two-thirds of the members of the Argentine Congress, with the exception of the Argentine government’s shareholding in YPF. That law has been abrogated by the new Administration through Law No. 27,260, the “Ley de Sinceramiento Fiscal y Reparación Histórica a los Jubilados”, dated on May 26, 2016.

Notwithstanding the measures recently adopted by the Macri administration, in the future, the Argentine government could re-introduce regulations that result in an increased government intervention. It is widely reported by private sector economists that expropriations, price controls, exchange controls and other direct involvement by the Fernández de Kirchner administration in the economy had an adverse impact on the level of investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries. Further actions taken by the Argentine government concerning the economy, including decisions with respect to interest rates, taxes, price controls, salary increases, provision of additional employee benefits and foreign exchange controls could continue to have a material adverse effect on Argentina’s economic growth and in turn affect our financial condition and results of operations. Moreover, any additional Argentine government policies established to preempt, or in response to, social unrest could adversely and materially affect the economy, and therefore our business, results of operations and financial condition.

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

Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to Ps.2,875, effective as of February 2013. The Argentine government increased the minimum salary to Ps.3,300 in August 2013, to Ps.3,600 in January 2014, to Ps.4,400 in September 2014 and to Ps.5,588 in August 2015. It further decreed an increase of the minimum salary to Ps.6,060 in January 2016, to Ps.6,810 in June 2016, to Ps.7,560 in September 2016 and to Ps.8,060 in January 2017. In June 2017, the Ministry of Labor raised the minimum salary to Ps.10,000, effective in three tranches: Ps.8,860 as of July 2017, Ps.9,500 as of January 2018, and Ps.10,000 as of July 2018. In August 2018, the Ministry of Labor raised the minimum salary to Ps. 10,700 as of September 2018, Ps. 11,300 as of December 2018, and Ps. 12,500 as of March 2019. Due to high levels of inflation, both public and private sector employers are experiencing significant pressure from unions and their employees to further increase salaries. In 2015, the INDEC published the Coeficiente de Variación Salarial (Salary Variation Index, or the “CVS”), an index that shows the evolution of salaries. The Salaries Index showed an increase of approximately 27.30% and 30.41% in registered private sector salaries in 2017 and 2018, respectively.

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

Additionally, the level of international reserves deposited with the Central Bank significantly decreased from US$47.4 billion as of November 1, 2011 to US$25.6 billion as of December 31, 2015, resulting in a reduced capacity of the Argentine government to intervene in the MULC and to provide access to such markets to private sector entities like us. The Macri administration announced a program intended to increase the level of international reserves deposited with the Central Bank through the execution of certain agreements with several Argentine and foreign entities. As a result of the measures taken under such program and due to the issuance by the Argentine government of US$16.5 billion and US$2.75 billion of new debt securities in the international capital markets on April 22, 2016 and July 6, 2016, respectively, the level of international reserves increased to US$38.8 billion as of December 31, 2016. As of December 31, 2018, the level of international reserves of the Central Bank totaled US$65.8 billion.

Since assuming office, the Macri administration gradually implemented a series of reforms related to the foreign exchange restrictions, including certain currency controls, which had been imposed under the Fernández de Kirchner administration, in order to provide greater flexibility and access to the MULC. On August 8, 2016 the Central Bank issued Communication “A” 6037, which substantially modified the applicable foreign exchange regulations and eliminated the set of restrictions for accessing the MULC. Effective as of July 1, 2017, pursuant to Communication “A” 6244, all regulations that restricted access to the MULC were repealed, leaving in place only the obligation to comply with a reporting regime. Pursuant to Communication “A” 6401, dated December 26, 2017, a new reporting regime was created, pursuant to which the “Survey on the issuance of foreign notes and liabilities by the financial and private non-financial sector,” established by Communication “A” 3602, and the “Survey on direct investments,” established by Communication “A” 4237, were replaced by a unified report on direct investments and debt. Moreover, by virtue of Communication “A” 6443, which came into force as of March 1, 2018, any company from any sector, which usually operates through the Exchange Market can act as an exchange agency by only registering in the exchange operators’ registry. Argentine residents must comply with the reporting regime, even when the funds have not been sold in the MULC and/or there is no expectation to access the MULC in the future in relation to the funds that must be reported. For further information, see “Exchange Controls.”

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

High public expenditures could result in long-lasting adverse consequences for the Argentine economy

In recent years, the Argentine government has substantially increased public expenditures. In 2016 and 2017, national public sector expenditures increased by 37.0% and 21.8% year over year, respectively (measured in nominal Argentine pesos) and the government reported a primary fiscal deficit of 4.6% and 3.8% of GDP, according to the Argentine Ministry of Treasury. In 2018, national public sector expenditures increased by 22.4%, and the government reported a primary fiscal deficit of 2.4% of GDP. During recent years, the Argentine government has resorted to the Central Bank and to the ANSES to alleviate part of its funding requirements. Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures continue to increase at a rate higher than revenues due to, for example, social security benefits, financial assistance to provinces with financial problems and increased spending on public works and subsidies, including subsidies to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets and could in turn result in more limited access to such markets by Argentine companies. Additionally, a further deterioration in fiscal accounts could affect the Argentine government’s ability to continue subsidies for consumers in the energy sector.

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

Commodity prices, including for soy, have declined significantly since peak prices due in part to slower growth in China. In addition, from the end of 2017 until April 2018, rains below the average, for several months, plunged Argentina into a severe drought that is presumed to have been the worst drought in the country in a 50 years period. The effects of the drought in agriculture caused important economic problems in the country, with a fall in the soybean harvest of 31% over the previous year, and corn, by 20%, which implied losses by US$6 billion. A continuing decline in the international prices for Argentina’s main commodity exports or any future climatic conditions that may have an adverse effect in agriculture could have a negative impact on the levels of government revenues and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy and, therefore, our financial condition.

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

The economy of Brazil, Argentina’s largest export market and the principal source of imports, has experienced heightened negative pressure due to the uncertainties stemming from ongoing political crisis and extensive corruption investigations. The Brazilian economy contracted by 3.6% during 2016. Although the Brazilian economy slightly expanded by 1% during 2017 and 1.1% during 2018, a deterioration of economic conditions in Brazil may reduce demand for Argentine exports and create advantages for Brazilian imports. In October 2018, candidate Jair Bolsonaro was elected president of Brazil. As a result, uncertainty and expectations have increased in relation to the future management of the president who, might include substantial economic reforms and changes in Brazil’s foreign policy, as stated during his campaign. A further deterioration of economic conditions in Brazil could reduce the demand for Argentine exports and generate advantages for Brazilian imports. There is a possibility that continued uncertainty with respect to Brazil’s economic and political conditions or the occurrence of an economic and political crisis in Brazil might result in an impact on the Argentine economy, and in turn, have a material adverse effect on our business, financial condition and result of operations.

The Argentine economy may be affected by “contagion” effects. International investors’ reactions to events occurring in one developing country sometimes appear to follow a “contagion” pattern, in which an entire region or investment class is disfavored by international investors. In the past, the Argentine economy has been adversely affected by such contagion effects on a number of occasions, including the 1994 Mexican financial crisis, the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 depreciation of the Brazilian real, the 2001 collapse of Turkey’s fixed exchange rate regime and the global financial crisis that began in 2008.

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

On June 23, 2016, the United Kingdom voted in favor of exiting the European Union. As of the date of this annual report, the actions that the United Kingdom will take to effectively exit from the European Union or the length of such process are uncertain. The results of the United Kingdom’s referendum have caused, and are anticipated to continue causing, volatility in the financial markets, which may in turn have a material adverse effect on our business, financial condition and results of operations. The UK is due to leave the EU on 29 March 2019 at 11 pm UK time, when the period for negotiating a Withdrawal Agreement will end unless an extension is agreed. Brexit could lead to additional political, legal and economic instability in the European Union and produce a negative impact on the commercial exchange of Argentina with that region.

On November 8, 2016, Mr. Donald J. Trump was elected president of the United States. The results of the presidential election have created significant uncertainty about the future relationship between the United States and other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade between the United States and other nations. Even though President Trump's protectionist measures are not, for the time being, aimed at Argentina, we cannot predict how they will evolve, nor will the effect that the same or any other measure taken by the Trump administration could cause on global economic conditions and the stability of global financial markets. Furthermore, the ongoing trade dispute between United States and China due to tariffs placed on goods traded between them, might have a potential impact in trade-dependent countries such as Argentina.

During August 2018, an increase in inflation and a sustained deficit in current accounts, as well as the protectionist measures taken by the United States, doubling the tariffs on steel and aluminum from Turkey, caused a collapse of the Turkish lira against the Dollar that triggered a wave of sales of assets from emerging markets and the significant fall in the prices of shares from these markets, generating a contagion effect in international markets and several stock exchanges in the world, including Argentina.

These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could depress economic activity and restrict our access to suppliers and have a material adverse effect on our business, financial condition and results of operations.

The Argentine banking system may be subject to instability which may affect our operations

The Argentine banking system has experienced several crisis in the past. Among those, the Argentine banking system collapsed in 2001 and 2002, when the Argentine government restricted bank withdrawals and required mandatory conversion of dollar deposits to pesos. From 2005 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, since 2008 certain events such as internal conflicts with certain sectors of the Argentine economy, the international financial crisis and the increased regulation on the foreign exchange market, have decreased depositors’ confidence. In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of credit activity. In spite of the fact that the financial system’s deposits continue to grow, they are mostly short-term deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2018, private deposits in pesos rose by 41% year-over-year, fueled by the growth of time deposits with a 66% increase, while savings and current accounts each experienced a 23% increase year-over-year. In contrast, peso-denominated loans increased at a slower pace than prior years. Meanwhile, loans in foreign currency (composed mainly of corporate loans) showed less dynamism, increasing by 4% at the end of 2018.

Financial institutions are particularly subject to significant regulation from multiple regulatory authorities, all of whom may, among other things, establish limits on commissions and impose sanctions on the financial institutions. The lack of a stable regulatory framework could impose significant limitations on the activities of the financial institutions and could induce uncertainty with respect to the financial system stability.

Despite the strong liquidity currently prevailing in Argentina’s financial system, a new crisis or the consequent instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us.

Exchange controls and restrictions on transfers abroad and capital inflows have limited, and could limit in the future, the availability of international credit.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations

A lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for Argentina. In Transparency International’s 2017 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 85, improving from the previous survey in 2016. In the World Bank’s Doing Business 2018 report, Argentina ranked 117 out of 190 countries, down from 116 in 2017.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Macri administration has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The Argentine government’s ability to implement these initiatives is uncertain as it would require the involvement of the judicial branch, which is independent, as well as legislative support from opposition parties.

Argentina’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities with underlying Argentine risk. The recent economic instability in Argentina has contributed to a decline in market confidence in the Argentine economy as well as to a deteriorating political environment. Weak macroeconomic conditions in Argentina have continued in 2018 and may be accentuated in 2019 as a result of the upcoming presidential and congressional elections.

In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, including the largest such investigation, known as “Los Cuadernos de las Coimas,” or “the Chauffeur's Books” have negatively impacted the Argentine economy and political environment. Certain government officials of the Kirchner and Fernández de Kirchner administrations as well as high ranked officers of companies holding government contracts or concessions have faced or are currently facing allegations of corruption and money laundering as a result of these investigations. These individuals are alleged to have accepted or paid, as applicable, bribes by means of kickbacks on contracts granted by the government to several infrastructure, energy and construction companies. The proceeds from these kickbacks allegedly financed the political campaigns of political parties forming the previous government that was led by former President Cristina Fernandez de Kirchner. These funds were unaccounted for or not publicly disclosed and were allegedly used to personally enrich certain individuals. Several senior politicians, including members of Congress, and high-ranking executives and officers of major companies in Argentina (i) have been arrested on account of various charges relating to corruption, (ii) entered into plea agreements with prosecutors and (iii) have resigned or been removed from their positions. The potential outcome of the Chauffer’s Books as well as other ongoing corruption-related investigations is uncertain, but they have already had an adverse impact on the reputation of those companies that have been implicated, as well as on the general market perception of the economy, political environment and the capital markets in Argentina. We have no control over and cannot predict for how long the corruption investigations will continue nor whether such investigations or allegations (or any other future investigations or allegations) will lead to further political and economic instability. In addition, we cannot predict the outcome of any such allegations nor their effect on the different sectors of the Argentine economy. See also “—We are subject to anticorruption, anti-bribery, anti-money laundering and other laws and regulations.”

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

In a change of its criteria on policies applied in the electric power industry, on April 17, 2019, the Macri Administration announced that the tariffs applied by electricity distribution companies will not be increased during the rest of 2019.

In addition, by means of Resolution SRRyME No. 1/19, the Argentine Government reduced prices for power capacity and energy under Energía Base, which had been previously increased by Resolution SEE No. 19/17. This change was defined as a transition measure by the recitals of Resolution SRRyME No. 1/19. However, we cannot assure you that further reductions of these tariffs will not occur in the future. Moreover, although under Resolution SRRyME No. 1/19 power capacity and energy tariffs are set in U.S. dollars, we cannot assure that Energía Base prices in the future will remain denominated in this currency.

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

These measures, coupled with the effect of high inflation and the depreciation of the peso in recent years, led to a significant decline in revenues and a significant increase of costs in real terms, which could no longer be recovered through margin adjustments or market price-setting mechanisms. This situation, in turn, led many public utility companies to suspend payments on their financial debt (which continued to be denominated in U.S. dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments.

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

On March 1, 2019, by means of Resolution SRRyME No. 1/19, the Argentine Government reduced prices for power capacity and energy under Energía Base, which had been previously increased by Resolution SEE No. 19/17. This change was defined as a transition measure by the recitals of Resolution SRRyME No. 1/19. However, we cannot assure you that further reductions of these tariffs will not occur. Moreover, although under Resolution SRRyME No. 1/19 power capacity and energy tariffs are set in U.S. dollars, we cannot assure you that Energía Base prices in the future will remain denominated in this currency.

We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector

For the years ended December 31, 2018 and 2017, approximately 90.91% and 93.97%, respectively, of our revenues from continuing operations came from our sales to CAMMESA (under the Energía Base, Resolution. SEE 70/18, the spot market and remuneration under Resolution No. 724/2008, relating to agreements with CAMMESA to improve existing power generation capacity), or 90.91% in 2018 and 82.87% in 2017 over our total revenues, from both continuing and discontinuing operations. In addition, we receive significant cash flows from CAMMESA in connection with the FONINVEMEM and similar programs. Payments to us by CAMMESA, including installments in connection with returns from FONINVEMEM and similar programs, depend upon payments that CAMMESA in turn receives from other WEM agents such as electric power distributors as well as the Argentine government.

Regarding the CVO Agreement, effective as of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM, as a combined cycle, of the thermal plant Central Vuelta de Obligado, which entitled us to receive the collection of the trade receivables under the CVO Agreement. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be signed in order to start the collections.

The PPA agreement was signed on February 7, 2019, with retroactive effect to March 20, 2018.

As a result, the original amortization schedule from the CVO Agreement is in full force and effect.

The unpaid installments corresponding to the March-December 2018 period add up to US$ 78.15 million (including VAT, corresponding to installments 1 to 10). As of the day of this annual report, we continue in negotiations with CAMMESA to collect such unpaid amounts as soon as possible, plus the accrued interest between each due date and the effective payment date.

Despite the referred unpaid installments, as of the date of this annual report, we received the payment related to January and February 2019 (corresponding to installments 11 and 12, respectively) pursuant to the CVO Agreement’s original disbursement schedule, at the exchange rate of the last date of each month, on its respective due dates, in March and April 2019, respectively.

We are also entitled to receive the foreign exchange difference accrued for the Energía Base and FONI trade receivables, between the last date of the month of each monthly transaction of Energía Base or FONI installment, and the day prior to the due date of such monthly transaction or installment. These amounts should be paid one day after the due date of the payment of each monthly transaction of Energía Base or FONI installment. However, for the January 2019 installment, with due date on March 14, 2019, the foreign exchange difference was payed on April 5, 2019. The foreign exchange difference on the February 2019 monthly transaction of Energía Base and FONI installments has not been collected as of the date of this annual report.

In recent years, due to regulatory conditions in Argentina’s electric power sector that affected the profitability and economic viability of power utilities, certain WEM agents defaulted on their payments to CAMMESA, which adversely affected CAMMESA’s ability to meet its payment obligations to electric power generators, including us. In the recent past, when CAMMESA experienced a lack of funds to pay to generators, a significant amount of unpaid balances were converted into LVFVD. See “Business—FONINVEMEM and Similar Programs.” As a consequence of delays in payments that CAMMESA received from other WEM agents in the past, we also saw delays in the payments we received under the Energía Base, receiving payments from CAMMESA within approximately 90 days of month-end, rather than the required 42 days after the date of billing. Such payment delays resulted in higher working capital requirements that we would typically finance with our own financing sources. From September 2016 to November 2017 CAMMESA has paid without delays, and since then, there were short periods in which CAMMESA experienced delays in paying (for more information on the duration of these delays see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk”). For example, for the monthly transaction related to Energía Base of January 2019, with due date on March 13, 2019, we collected 50% on that date, 22% on March 19, 2019, 22% on April 1, 2019, and the rest on April 5, 2019. For the monthly transaction related to Energía Base of February 2019, with due date on April 11, 2019, we collected 41% on that date, and 20% on April 17, 2019, and we expect to collect the balance in the upcoming weeks. For these delays, we are entitled to receive interests from CAMMESA. Payments related to PPAs under the Renovar Regulatory Framework have not suffered delays. CAMMESA may once again be unable to make payments to generators both in respect of energy dispatched and generation capacity availability on a timely basis or in full, which may substantially and adversely affect our financial position and the results of our operations.

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

A cyberattack could adversely affect our business, balance sheet, results of operations and cash flow

We depend on the efficient and uninterrupted operation of our inter-plant communication systems, for which we have all our links redundant, providing greater security and minimizing the risks of outage. Additionally, we have redundant links with CAMMESA. Temporary or long-lasting failures of our inter-plant communication systems, including their links redundant, could have a material adverse effect on our operations. In general, information security risks have increased in recent years as a result of the proliferation of new and more sophisticated technologies and also due to cyberattack activities. As part of our development and initiatives, more equipment and systems have been connected to the Internet. We also rely on digital technology including information systems to process financial and operational information. Due to the critical nature of our infrastructure and our business and the increased accessibility allowed through the Internet connection, we could face an increased risk of cyberattacks such as computer break-ins, phishing, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. In the event of a cyberattack, we could experience an interruption of our commercial operations, material damage and loss of customer information; a substantial loss of income, suffering response costs and other economic losses; and it could subject us to more regulation and litigation and damage to our reputation. Although we intend to continue to implement security technology devices and establish operational procedures to prevent disruption resulting from, and counteract the negative effects of cybersecurity incidents, it is possible that not all of our current and future systems are or will be entirely free from vulnerability and these security measures will not be successful. Accordingly, cybersecurity is a material risk for us and a cyber-attack could adversely affect our business, results of operations and financial condition.

Our power plants are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance

Our power generation units are at risk of mechanical or electrical failure and may experience periods of unavailability affecting our ability to generate electric power. For example, certain of our turbogenerators at the Puerto Complex, including generators 5, 6, 7 and 8, began operating in the 1960s and are, therefore, over 50 years old. Because of their age, these generators may face a higher risk of mechanical or electrical failure. Our combined cycle plant located in the Puerto Complex has suffered major failures in the past, for example in the rotor of one of the gas turbines and in the generator. Any unplanned unavailability of our generation facilities may adversely affect our financial condition or results of operations.

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

The Secretariat of Electric Energy, pursuant to Resolution SEE No. 287-E/17, called for proposals for supply of electric power to be generated through existing units, the conversion of open combined cycle units into closed combined cycle units or the installation of co-generation units. We submitted bids on August 9, 2017, and, on September 25, 2017, we were awarded the two co-generation projects. Our Terminal 6 San Lorenzo and Luján de Cuyo projects have the following two sources of income: (i) electric power and electric energy sales to CAMMESA through PPAs with a 15-year term which are priced in U.S. dollars and (ii) steam sales pursuant to separate steam supply agreements with T6 Industrial S.A. and YPF, respectively, which are priced in U.S. dollars.

In addition, we have acquired four heavy-duty, highly efficient gas turbines and 130 hectares of land in the north of the Province of Buenos Aires. We expect that these assets will potentially allow us to develop new power capacity. For example, we are currently installing one of the Siemens gas turbines, with a capacity of 286 MW, for the Terminal 6 San Lorenzo co-generation project described above. Our objective is to develop new generating capacity, through one or more projects, using the remaining three units and the aforementioned land, in which we have already invested US$134 million, to install new generation capacity, through one or more potential future projects. This could add 969 MW to our installed capacity through one or more projects under a simple cycle configuration. Because of the competition among generation companies in these auction processes, we cannot predict whether we will be awarded the projects and whether we will be able to utilize these assets as intended. In addition, as of the date of this annual report, we have already paid SEK$381.37 million (which, converted at the exchange rate quoted by the Central Bank as of the date of each payment, equals US$45.46 million) to purchase two additional Siemens gas turbines for our Luján de Cuyo project.

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

On March 1, 2019, by means of Resolution SRRyME No. 1/19, the Argentine Government reduced prices for power capacity and energy under Energía Base, which had been previously increased by Resolution SEE No. 19/17. This change was defined as a transition measure by the recitals of Resolution SRRyME No. 1/19. However, we cannot assure you that further reductions of these tariffs will not occur. Moreover, although under Resolution SRRyME No. 1/19 power capacity and energy tariffs are set in U.S. dollars, we cannot assure you that Energía Base prices in the future will remain denominated in this currency.

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

Risks Relating to Our Business

Our results depend largely on the compensation established by the Secretariat of Electric Energy and received from CAMMESA

Since the enactment of Resolution SE No. 95/13, issued by the former Secretariat of Electric Energy, as amended, our compensation has depended largely on the variable compensation determined by energy output and availability. This resolution was replaced in February 2017 by Resolution SEE No. 19/17, issued by Secretariat of Electric Energy, which in turn was replaced by Resolution No. 1/19 of the Secretary of Renewable Resources and Electric Markey of the National Ministry of Economy (the “Resolution SRRyME No. 1/19”). Except for sales under contracts, revenues from energy production are calculated and paid by CAMMESA pursuant to a fixed and variable costs system arising from the Resolution SRRyME No. 1/19, which also establishes that CAMMESA will convert prices nominated in US$ into ARS applying the exchange rate informed by the Argentine Central Bank in accordance with its Communication “A” 3500, of the day prior to the expiry date of the economic transaction. See “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base” and “Item 3.D. Risk Factors—Risks Relating to the Electric Power Sector in Argentina—We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector.” The tariffs under the Energía Base had been increased in February, May and November 2017 pursuant to Resolution SEE No. 19/17, and since March 1, 2019, pursuant to Resolution SRRyME No. 1/19, the prices for power capacity and energy under Energía Base have been decreased. This change was defined as a transition measure by the recitals of Resolution SRRyME No. 1/19. However, we cannot assure you that further reductions of these tariffs will not occur. Moreover, although under Resolution SRRyME No. 1/19 power capacity and energy tariffs are set in U.S. dollars, we cannot assure you that Energía Base prices in the future will remain denominated in this currency.

As a result of this system, our revenues are highly dependent on actions taken by regulatory authorities. Additionally, there are several bills submitted to the National Congress by legislators of the opposition which establish that until December 21, 2019, tariffs applied by electricity Distributors, must not be increased, and, in the case of some of those bills, that also tariffs must return to the values in force on December 31, 2018 or January 1, 2017, depending on the bill. In the event that these projects prosper and become a law, the current compensation system could be changed. Any change in the current system could have a material adverse effect on our revenues and, as a result, our results of operations.

Factors beyond our control may affect our ability to win public bids for new generation capacity, or affect or delay the completion of new power plants once we have been awarded projects

Our business plan contemplates an investment in new energy generation projects in order to expand our generating capacity by more than 659 MW. This includes more than 235.95 MW from renewable sources, including wind and solar energy projects, as well as the installation of new thermal generation units with an installed generating capacity of 423 MW.

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

The Secretariat of Electric Energy, pursuant to Resolution SEE No. 287-E/17, called for proposals for supply of electric power to be generated through existing units, the conversion of open combined cycle units into closed combined cycle units or the installation of co-generation units. We submitted bids on August 9, 2017, and, on September 25, 2017, we were awarded the two co-generation projects with the characteristics set forth in the table below. The Terminal 6 San Lorenzo and Luján de Cuyo projects have the following two sources of income: (i) electric power sales to CAMMESA through PPAs with a 15-year term which are priced in U.S. dollars; and (ii) steam sales pursuant to separate steam supply agreements with T6 Industrial S.A. and YPF, respectively, which are priced in U.S. dollars.

In addition, we have acquired four heavy-duty, highly efficient gas turbines and 130 hectares of land in the north of the Province of Buenos Aires. We expect that these assets will potentially allow us to develop new power capacity. For example, we are currently installing one of the Siemens gas turbines, with a capacity of 286 MW, for the Terminal 6 San Lorenzo co-generation project described above. Our objective is to develop new generating capacity, through one or more projects, using the remaining three units and the aforementioned land, in which we have already invested US$134 million, to install new generation capacity, through one or more potential future projects. This could add 969 MW to our installed capacity through one or more projects under a simple cycle configuration. Because of the competition among generation companies in these auction processes, we cannot predict whether we will be awarded the projects and whether we will be able to utilize these assets as intended. In addition, as of the date of this annual report, we have already paid SEK$381.37 million (which, converted at the exchange rate quoted by the Central Bank as of the date of each payment, equals US$45.46 million) to purchase two additional Siemens gas turbines for our Luján de Cuyo project.

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

The non-renewal or early termination of the HPDA Concession Agreement would adversely affect our results of operations

The HPDA Concession Agreement executed between us and the Argentine government, pursuant to which we are permitted to operate our Piedra del Águila plant, expires on December 29, 2023. This plant has a total installed capacity of 1,440 MW, and it represented approximately 29.07% of our generation from continuing operations and 29.07% of our total generation, and 16.66% of our revenues from continuing operations in 2018 and 16.66% of our total revenues in 2018. We currently intend to renew the HPDA Concession Agreement prior to its expiration. If the HPDA Concession Agreement expires without renewal, we will be required to revert the assets to the Argentine government. The HPDA Concession Agreement also contains various requirements related to the operation of the hydroelectric plant and compliance with laws and regulations. The non-performance of the HPDA Concession Agreement could give rise to certain penalties and even the termination of the concession. If the concession were terminated, it would be granted to a new company organized by the Argentine government and a tender offer would be carried out for selling the new company’s shares of stock. The proceeds to be received by us in such tender offer would be calculated based on a formula in which the proceeds of the tender decrease as the expiration of the concession term comes closer. Any non-renewal or early termination of the HPDA Concession Agreement would materially and adversely affect our financial condition and results of operation.

Our interests in TJSM, TMB and CVOSA will be significantly diluted

As of the date of this annual report, we have a 30.8752% interest in TJSM and a 30.9464% interest in TMB, both companies that are engaged in managing the purchase of equipment, building, operating and maintaining power plants constructed under the FONINVEMEM program. We have the right to name two out of nine directors on the board of directors of each company. As of the date of this annual report, we also own 56.19% of CVOSA, the company that operates the thermal power plant in Timbues. After ten years of operations of each company (which will occur on February 2, 2020 for TJSM, January 7, 2020 for TMB and March 20, 2028 for CVOSA), each company is entitled to receive property rights to such power plants from the respective trusts currently holding such power plants. At such time, since the Argentine government financed part of the construction, it will be incorporated as a shareholder of TJSM, TMB and CVOSA, and our interests in TJSM, TMB and CVOSA will be significantly diluted. In the case of TJSM and TMB, we cannot estimate the exact effects of such potential dilution due to the fact that the Argentine government’s stake in these companies depends on the funds provided by the Argentine government for the construction of each plant, which has not yet been defined. In the case of CVOSA, although the effect of the potential dilution has also not yet been defined for the same reasons, the Argentine government’s stake in CVOSA will be at least 70% pursuant to FONINVEMEM arrangements for CVOSA. Any dilution of our interest in TJSM, TMB or CVOSA could reduce our income, which could adversely affect our results of operations. See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

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

Our insurance policies may not fully cover damage, and we may not be able to obtain insurance against certain risks

We maintain insurance policies intended to mitigate our losses due to customary risks. These policies cover our assets against loss for physical damage, loss of revenue and also third-party liability. However, we may not have sufficient insurance to cover any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, such as cybersecurity risk, we may experience material losses or have to disburse significant amounts from our own funds, all of which could have a material adverse effect on our operations and financial position. In addition, an insufficiency in our insurance policies could have an adverse effect on us. In such case, our financial condition and our results of operations could be adversely affected. See “Item 4.B. Business Overview—Insurance.”

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

For example, in 2015, we acquired: (i) a direct and indirect interest of 24.99% in DGCU’s stock capital; and (ii) a direct and indirect interest of 44.10% of DGCE’s stock capital, both of which operate in a highly regulated industry. The results of these companies’ operations are influenced by the applicable regulatory framework and the interpretation and enforcement of such regulatory framework by ENARGAS, the governmental authority created to regulate privatized natural gas transmission and distribution companies. Their licenses are subject to revocation under certain circumstances. If any of these events were to occur, it could have a material adverse effect on them and, as a result, on us. In connection with potential acquisition and investment transactions, we may be exposed to various risks, including those arising from: (i) not having accurately assessed the value, future growth potential, strengths, weaknesses and potential profitability of potential acquisition targets; (ii) difficulties in successfully integrating, operating, maintaining or managing newly-acquired operations, including personnel; (iii) unexpected costs of such transactions; (iv) difficulties in obtaining the necessary financing and successfully reaching any required financial closing; or (v) unexpected contingent or other liabilities or claims that may arise from such transactions. If any of these risks were to materialize, it could adversely affect our financial condition and results of operations.

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

We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined

As of December 31, 2018, we had trade receivables under the CVO Agreement for US$548 million (including VAT), plus accrued interests after the CVO Commercial Approval which were indexed to the London Interbank Offered Rate (“LIBOR”). In an announcement on 27 July 2017, the U.K. Financial Conduct Authority (FCA), which is the competent authority for the regulation of benchmarks in the UK, advocated a transition away from reliance on LIBOR to alternative reference rates and stated that it would no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). The FCA Announcement formed part of ongoing global efforts to reform LIBOR and other major interest rate benchmarks. At this time, the nature and overall timeframe of the transition away from LIBOR is uncertain and no consensus exists as to what rate or rates may become accepted alternatives to LIBOR. It is not possible to predict the further effect of the rules of the FCA, any changes in the methods by which LIBOR is determined, or any other reforms to LIBOR that may be enacted in the United Kingdom, the European Union or elsewhere. Any such developments may cause LIBOR to perform differently than in the past, or cease to exist. In addition, any other legal or regulatory changes made by the FCA, ICE Benchmark Administration Limited, the European Money Markets Institute (formerly Euribor-EBF), the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, and changes in the rules or methodologies in LIBOR, which may discourage market participants from continuing to administer or to participate in LIBOR’s determination, and, in certain situations, could result in LIBOR no longer being determined and published. If a published U.S. Dollar LIBOR rate is unavailable after 2021, the interest rates on our debt which is indexed to LIBOR will be determined using various alternative methods, any of which may result in interest obligations which are more than or do not otherwise correlate over time with the payments that would have been made on such debt if U.S. Dollar LIBOR was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of U.S. Dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Any of these proposals or consequences could have a material adverse effect on our financing costs or in the valuation of the trade receivables under the CVO Agreement.

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

The relative volatility and illiquidity of the Argentine securities markets may substantially limit our ADS holders’ ability to sell common shares underlying the ADSs at the price and time they desire

Investing in securities that trade in developing countries, such as Argentina, often involves greater risk than investing in securities of issuers in the United States (see “Risks Relating to Argentina—Certain risks are inherent in any investment in a company operating in a developing country such as Argentina”). The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. During December 2017, the ten largest Argentine companies in terms of their weight in the MERVAL index represented approximately 63.19% of its composition. Accordingly, although holders of our ADSs are entitled to withdraw the common shares underlying the ADSs from the ADS Depositary at any time, their ability to sell such shares at a price and time at which they wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D.—Exchange Controls.”

If there are substantial sales of our common shares or the ADSs, the price of the common shares or of the ADSs could decline

Sales of substantial number of our common shares or the ADSs could cause a decline in the market price of our common shares. In addition, if our significant shareholders, directors and members of senior management listed in “Item 6. Directors, Senior Management and Employees—Senior Officers”, who, as of April 15, 2019, own in aggregate 35.55% of our outstanding common shares, sell our common shares or the ADSs or the market perceives that they intend to sell them, the market price of our common shares or the ADSs could drop significantly. Also, the Argentine government authorized the Ministry of Energy and Mining to promote the measures necessary to proceed with the sale, assignment or transfer of the equity interest owned by the Argentine government in power plants, including its interest in our Company (representing 8.25% of our outstanding shares). See “Item 4.B. Business Overview—The Argentine Electric Power Sector—General Overview of Legal Framework—Changes to the Electric Power Sector under the Macri Administration.”

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

Volatility in the price of our common shares or the ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us, as well as announced changes in our business plans or those of competitors, could adversely affect the trading price of our common shares or the ADSs, regardless of the likely outcome of those developments or proceedings. Moreover, statements made about our Company, whether publicly or in private, may be misconstrued, particularly if read out of context. In a personal message in Spanish to an acquaintance in Argentina in December 2017, which was retransmitted without authorization, Mr. Pérès Moore, the former Chairman of our Board of Directors, stated in effect that Central Puerto is a valuable company, that its stock has risen substantially, and that whether there could be upside remains to be discussed. Mr. Pérès Moore did not intend to express any view about the future value of the shares, other than the uncertainty derived from factors such as the ones described in this risk factor.

Broad market and industry factors could adversely affect the market price of our common shares or ADSs at any time, regardless of our actual operating performance.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to achieve and maintain effective internal controls over financial reporting, implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations, which in turn could have a material adverse effect on our business and our common shares or the ADSs. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our consolidated financial statements. Confidence in the reliability of our consolidated financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could in turn limit our access to capital markets and possibly, harm our results of operations, and lead to a decline in the trading price of our common shares or the ADSs.

We will be required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” until December 31, 2023, although circumstances could cause us to lose that status earlier (see “—We are an “emerging growth company” and are availing ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make the ADSs or our common shares less attractive to investors.”) An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

Item 4.
Information of the Company

Recent Political and Economic Developments in Argentina

Since assuming office, the Macri administration has announced and implemented several significant economic and policy reforms, including:

●
INDEC reforms. On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to the CPI, GDP, poverty and foreign trade data, the Macri administration declared the national statistical system and the INDEC in a state of administrative emergency through December 31, 2016, which was not renewed. The INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms. See “Item 3.D. Risk Factors—Risks Relating to Argentina—The credibility of several Argentine economic indices has been called into question, which has led to a lack of confidence in the Argentine economy and could affect your evaluation of the market value of the ADSs.” As of the date of this annual report, the INDEC has published certain revised data, including GDP, poverty, foreign trade and balance of payment statistics.

●
Agreement with holdout creditors. The Macri administration has reached agreements with a large majority of holdout creditors (in terms of claims) and regained access to the international financial markets for the country. For more information on these agreements, see “Item 3.D. Risk Factors—Risks Relating to Argentina—A lack of financing for Argentine companies due to the unresolved litigation with holdout bondholders may negatively impact our financial condition or cash flows.”

●
Foreign exchange reforms. The Macri administration eliminated a significant portion of foreign exchange restrictions, including currency controls that were imposed by the previous administration. With the aim of providing more flexibility to the foreign exchange system and promoting competition, the Decree N° 27/2018 published on January 11, 2018 created the free-floating exchange market (the “Exchange Market”). Furthermore, on August 8, 2016, the Central Bank introduced material changes to the foreign exchange regime and established a new framework by means of Communication “A” 6037 and Communication “A” 6244 which significantly eased access to the Exchange Market. Furthermore, on December 26, 2017, by virtue of Communication “A” 6401, the Central Bank replaced the reporting regimes set forth by Communications “A” 3602 and “A” 4237 with a new, unified regime applicable for information as of December 31, 2017. The unified reporting regime involves an annual mandatory statement filing for every person whose total flow of funds or balance of assets and liabilities is or exceeds US$1 million during the previous calendar year. Moreover, by virtue of Communication “A” 6443, which came into force as of March 1, 2018, any company from any sector, which usually operates through the Exchange Market can act as an exchange agency by only registering in the exchange operators’ registry. See “Item 10.D Exchange Controls.”

●
Foreign trade reforms. The Macri administration eliminated or reduced the export duties applicable to several agricultural products and eliminated the export duties applicable to most exports of industrial and mining products. On January 2, 2017, the Argentine government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018 and until December 2019. In addition, importers were offered short-term debt securities issued by the Argentine government to repay outstanding commercial debt for the import of goods. Notwithstanding the aforementioned, as part of the reform package intended to reduce the fiscal deficit and enhance public accounts, the Executive Branch of Argentina published Decree No. 793/2018, which established a 12% duty on all exported consumption products included in the Mercosur Common Nomenclature, (Nomenclatura Comun del Mercosur) (the “NCM”) that will remain in effect until December 31, 2020. Decree No. 793/2018 caps the rate for export duties on most products at Ps.4.00/U.S.$1.00 based on the taxable base or free on-board value, depending on the product. However, the exchange rate cap for certain products (mainly manufactured goods) is Ps.3.00/U.S.$1.00 of the taxable base or free on-board value, depending on the product. As an additional measure, Decree No. 793/2018 reduced export duties on soybean by-products to 18%, 16% or 11%, depending on the product.

●
Fiscal policy. The Macri administration took steps to anchor the fiscal accounts, reducing the primary fiscal deficit by approximately 1.3% of GDP in December 2015 through a series of taxation and other measures and announced its intention to reduce the primary fiscal deficit in 2016 and 2017 from approximately 5.8% of GDP in 2015, in part by eliminating public services subsidies that were in place, such as those applying to electric power and gas services. For 2017 and 2018, the aggregate primary fiscal deficit was reported to be 3.8% and 2.4% of GDP, respectively. The Macri administration’s aim is to achieve a primary fiscal deficit of 2.2% GDP in 2019, and 1.2% in 2020.

●
Correction of monetary imbalances and changes in monetary policy. The Central Bank aims to ensure that, in the period from October 2018 until June 2019, the monetary base will register a zero growth (based on a monthly average), through its Monetary Aggregates Regime (Agregados Monetarios) as agreed in the 2018 IMF Agreement. On September 28, 2018, in connection with the 2018 IMF Agreement, the Monetary Policy Committee of the Central Bank announced the goal of achieving a zero percent growth rate in the monetary base until June 2019. This monetary goal would be achieved through daily operations of LELIQS, which began on October 1, 2018. LELIQS are seven-day peso-denominated securities that can be purchased exclusively by banks. On the first tender offer of LELIQS, the Central Bank awarded Ps.71,060 million at a 67.1% average rate. The Central Bank is expected to continue to perform daily operations of LELIQS until the zero percent goal is achieved. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations” and “—the IMF Agreement” below.

●
Domestic capital markets. On May 9, 2018, the Productive Financing Law No. 27,440 was enacted. This law amends the existing legislation with the aim of promoting the development of the domestic capital markets. The Productive Financing Law seeks, among other things, to broaden the base of investors and companies that take part in the capital markets, promoting financing especially for micro-, small- and medium-sized companies (“MiPyMEs”) seeking to create a framework which eases access to financing for such companies. Furthermore, the law eliminates certain controversial articles of the previous Capital Markets Law No. 26,831 which gave the CNV the authority to intervene the management of publicly traded companies. (See “Item 3.D. Risk Factors—Risks Relating to Argentina—Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations.”)

●
Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria): On November 8, 2017, the Lower House of the Argentine Congress approved the bill (Law No. 27,401) providing for the criminal liability of corporate entities for criminal offences against public administration and transnational bribery committed by, among others, its attorneys-in-fact, directors, managers, employees, or representatives. According to the law, a company may be held liable if such offences were committed, directly or indirectly, in its name, behalf or interest, the company obtained or may have obtained a benefit therefrom, and the offence resulted from a company’s ineffective control. Companies found liable under this law may be subject to various sanctions, including, among others, fines ranging from two to five times of the undue benefit obtained, total or partial suspension of commercial activities, suspension to participate in bidding processes or activity linked to the National State, dissolution and liquidation of legal status, loss or suspension of benefits or government subsidies that they may have and the publication of the conviction sentence for two days, in a national newspaper.

●
Social security reform bill. On December 19, 2017, the Argentine Congress passed the social security reform bill which, among other amendments, modified the adjustment formula in the retirement system with a view to supplying the necessary funds of ANSES to guarantee that retirees who earn the minimum pension receive 82% of the minimum salary. Social security payments shall be subject to a certain adjustment formula to be applied every year in March, June, September and December. The formula to calculate the security payments shall be based (i) 70% on the CPI published by INDEC and (ii) 30% on the Remuneración Imponible Promedio de los Trabajadores Estables (“RIPTE” per its initials in Spanish) variation, which is an indicator published by the Ministry of Labor which measures the evolution of public sector salaries. Moreover, instead of the biannual increase, a quarterly increase will be applied. After the passing of the draft bill, on December 20, 2017, Decree No. 1058 was published and, with the aim of avoiding divergence with the application of the previous formula, established a compensatory bonus for retirees, pensioners and beneficiaries of the universal insurance per child (asignación universal por hijo).

●
Tax reform. On December 27, 2017, the Argentine Congress approved a tax reform that was published on December 29, 2017 as Law No. 27,430 (the “Tax Reform”). The reform is intended to eliminate certain inefficiencies in the Argentine tax regime, diminish tax evasion, broaden income taxes to cover more individuals and encourage investment, with the long-term goal of restoring fiscal balance. The reform is part of a larger program announced by President Macri, intended to increase employment, make the Argentine economy more competitive (by reducing the fiscal deficit, for example) and sustainably diminish poverty. The main aspects of the Tax Reform include: (i) capital gains realized by individuals that are Argentine tax residents on sales of real estate (subject to certain exceptions, including a primary residence exemption) acquired after January 1, 2018 will be subject to tax at the rate of 15%, calculated on the difference between the transfer price and the acquisition cost adjusted for inflation; (ii) income obtained from currently exempt bank deposits and sales of securities (including government securities) by individuals that are Argentine tax residents, will be subject to tax at the rate of (a) 5% in the case of those denominated in Pesos, subject to fixed interest rate and not indexed, and (b) 15% for those denominated in a foreign currency or indexed; (iii) income obtained from the sales of shares made on an Argentine stock exchange will be exempt, subject to compliance with certain requirements; (iv) corporate income tax rate will initially decline to 30% for fiscal periods starting after January 1, 2018 and up to December 31, 2019 and to 25% for fiscal periods starting after January 1, 2020; (v) social security contributions will be gradually increased to 19.5% starting in 2022, in lieu of the differential scales currently in effect; and (iv) the percentage of tax debits and credits that can be credited towards income tax will be gradually increased over a five year period. In addition, on April 9, 2018, Decree No. 279/2018 was published in the Official Gazette and General Resolution (AFIP) No. 4227/2018 was published on April 12, 2018 regulating the Tax Reform Law relating to, among other aspects, the income tax applicable to Foreign Beneficiaries derived from financial transactions. Decree No. 1170/2018 was published on December 27, 2018 introducing the implementing regulations of the Tax Reform. For further information, see “Item 10.E. Taxation—Material Argentine Tax Considerations” below.

●
National electric power state of emergency and reforms. Following years of very limited investment in the energy sector, as well as the continued freeze on electric power and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis. In December 2015, the Macri administration declared a state of emergency with respect to the national electric power system, which remained in effect until December 31, 2017. The state of emergency allowed the Argentine government to take actions designed to ensure the supply of electric power to the country, such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electric power system. In addition, the Macri administration announced the elimination of certain energy subsidies and a substantial increase in electric power rates. By correcting tariffs and subsidies and modifying the regulatory framework, the Macri administration aims to correct distortions in the energy sector and stimulate investment. Following tariff increases, preliminary injunctions suspending such increases were requested by customers, politicians and non-governmental organizations that defend customers’ rights, which preliminary injunctions were granted by Argentine courts. Among the different rulings in this respect, two separate rulings led to the suspension of end-users tariff increases of electric power in the Province of Buenos Aires and in the whole territory of Argentina. However, on September 6, 2016, the Supreme Court denied these injunctions that suspended end-users electric power tariff increases, arguing formal objections and procedural defects and therefore, as of the date of this annual report, increases of the electric power end-users tariffs are not suspended.  In addition, to further address the potential impact of the new tariff scheme during the 2018 winter peak season of natural gas consumption by retail customers, an optional program was implemented through Resolution No. 97/2018 issued by the Argentine Gas Regulator (Ente Nacional Regulador del Gas) under which consumers would finance the payment of up to 25% of natural gas monthly bills for the 2018 winter peak season. Finally, on May 9, 2018, the lower house of the National Congress approved a bill to modify the current tariff scheme for natural gas for local companies and PyMES and the Senate approved it on May 30, 2018, however, the President vetoed it on the same day.

●
Public Private Participation Law. On November 16, 2016, the Public Private Participation Law was passed by Congress, and has been regulated by Decree No. 118/2017. This new regime seeks to replace existing regulatory frameworks (Decrees Nos. 1299/00 and 967/05) and supports the use of public price participation schemes for a large variety of purposes including the design, construction, extension, improvement, provision, exploitation and/or operation and financing of infrastructure development, provision of services or other activities, provision of services productive, investments, applied research, technological innovation and associated services. The Public Participation Law also includes certain protection mechanisms in favor of the private sector (contractors and lenders) in order to promote the development of these associative schemes.

●
Fiscal consensus. In addition, on November 16, 2017, the Argentine government, the governors of the majority of Argentine provinces, including the Province of Buenos Aires, and the Head of Government of the City of Buenos Aires entered into an agreement pursuant to which some guidelines were established in order to harmonize the tax structures of the different provinces and the City of Buenos Aires. Among other commitments, the provinces and the City of Buenos Aires agreed to gradually reduce the tax rates applicable to stamp tax and turnover tax within a five-year period and withdraw their judicial claims against the Argentine government in connection with the federal co-participation regime. In exchange for this, the Argentine government, among other commitments, agreed to (i) compensate the provinces and the City of Buenos Aires (provided they enter into the agreement) for the effective reduction of its resources in 2018, resulting from the proposed elimination of section 104 of Law No. 20,628 and amendments (the “Income Tax Law”), quarterly updating such compensation in the following years, and (ii) issue a 11-year bond where funds generate services for Ps.5,000 million in 2018 and Ps.12,000 every year starting from 2019, to be distributed among all the provinces, with the exception of the Province of Buenos Aires and the City of Buenos Aires, according to the effective distribution coefficients resulting from the federal co-participation regime. The provincial governments which took part in this agreement have committed to file, within the next 30 days after the execution of the agreement, the necessary draft bills for its implementation and authorize their respective executive branches to ensure its fulfilment. This agreement shall only be effective in those provinces where the respective legislative branches have passed it. In this sense, on December 22, 2017, the Argentine Congress passed the projects on fiscal consensus and fiscal liability (“Consenso Fiscal” and “Responsabilidad Fiscal,” respectively), with some amendments. As of the date of this annual report, all of the provinces and the City of Buenos Aires, except for provinces of San Luis and La Pampa, have entered into this agreement.

●
Increase in public transportation tariffs. As a part of a comprehensive program for public transportation tariffs, during 2018, Argentina implemented several increases in the tariffs for public transportation, as well as a new multi-disciplinary system for riders utilizing multiple public transport platforms.

●
IMF Agreement. On June 7, 2018, Argentina and the IMF announced that a technical agreement on a U.S.$50 billion three-year stand-by agreement was reached, which was approved on June 20, 2018, by the IMF’s Executive Board (the “IMF Agreement”). On June 21, 2018, the IMF made the first disbursement under the IMF Agreement in an amount of U.S.$15 billion. Notwithstanding the foregoing, on September 26, 2018, Argentina announced that a revised technical agreement with the IMF was reached, which underpinned the IMF Agreement. The revised agreement with the IMF was approved by the IMF’s Executive Board on October 26, 2018 (the “Revised Agreement” and together with the IMF Agreement, the “2018 IMF Agreement”), and includes an increase in the IMF’s available funds by U.S.$19 billion through the end of 2019 and brings the total amount available under the program to U.S.$57.1 billion through 2021. On October 30, 2018, the Argentine government received the first disbursement under the Revised Agreement from the IMF in an aggregate amount of U.S.$5.7 billion. In addition, the funds available under the 2018 IMF Agreement will no longer be treated as precautionary, as the authorities have indicated that they intend to use IMF financing for budget support. In return, the Argentine government covenanted to make progress in order to achieve fiscal balance by 2019, bringing the primary deficit to 0% of GDP in that year and surplus of 1% in 2020 and, in turn, the Central Bank will not be able to raise the base monetary policy until June 2019. Moreover, as of October 1, 2018, the BCRA introduced an exchange rate band. The peso’s exchange rate with the U.S. Dollar was allowed to fluctuate between Ps.34.00 and Ps.44.00 per US$1.00 (range that was adjusted daily at an annual rate of 3% until December 2018, and for the first quarter of 2019, is adjusted daily at an annual rate of 2%) without the BCRA’s intervention. On April 29, 2019, the Monetary Policy Counsel (Comité de Política Monetaria) of the Central Bank (the “COPOM”) decided to introduce changes to the monetary policy, with an aim to reducing volatility in the foreign exchange market. According to the new scheme: (i) if the exchange rate is between Ps. 39.755 and Ps. 51.488, the Central Bank may intervene, subject to market conditions, in the foreign exchange market and sell U.S. dollars in the market, and (ii) if the exchange rate is above Ps. 51.488, the Central Bank will sell foreign currency for up to 250 million U.S. dollars daily. Also, the Central Bank could decide to perform additional interventions. The Argentine pesos resulting from such sales will be discounted from the monetary base. The COPOM also confirmed that the Central Bank will not intervene until June 2019 in the foreign exchange market if the exchange rate decreases below Ps. 39.755.

●
Ministries Reforms. On September 3, 2018, President Macri announced that the number of ministries would be reduced from 19 to 10.

●
Asset Seizure Decree: On January 22, 2019, the Macri administration published the Decree No.62/2019 related to asset seizure (Extinción de Dominio), which allows courts to seize assets found related to acts of corruption or drug smuggling, whether the defendant has been found guilty or not before a criminal court. The aforementioned Decree also includes provisions for the creation of a special Ombudsman's Office to monitor future asset seizures.

●
Resolution SRRyME No. 1/19: By means of this resolution, the Secretary of Renewable Resources and Electric Market of the National Ministry of Economy modified the remuneration scheme (for capacity and energy) applicable to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM. According to the recitals of this resolution, the remuneration scheme set forth therein aims at being applied transitorily, until the gradual definition and implementation of regulatory mechanisms oriented at achieving an autonomous, competitive and sustainable operation that allows the free contracting between offer and demand, and a technical, economical and operational functioning that makes it possible to integrate the different generation technologies to ensure a trustworthy system at a minimal cost. For further detail, please see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”.

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

See “Item 3.D. Risk Factors— Risks Relating to Argentina—Economic and political developments in Argentina, including the upcoming presidential and congressional elections, and future policies of the Argentine government, may affect the economy, as well as the operations of the energy industry, including the operations of Central Puerto.”

Recent Developments

Brigadier López Plant - National and International Public Bid No. CTBL 01/2018 (the “IEASA Bid”) called by Integracion Energética Argentina S.A. (“IEASA”)

On February 27, 2019, Central Puerto was notified that it had been awarded the IEASA Bid called by IEASA to acquire the Central Termoeléctrica Brigadier López power plant (the “Brigadier López Power Plant”) and certain assets and liabilities relating to such plant.

Pursuant to the terms of the IEASA Bid, Central Puerto would be subject to a US$ 10 million penalty if it failed to honor its obligations under the terms and conditions of the IEASA Bid. Regarding this, we provided IEASA with a US$ 10 million first demand guarantee for the maintenance of the offer, which guarantee expires on May 31, 2019 and entitles IEASA to execute it if we fail to honor our obligations under the terms and conditions of the IEASA Bid. If IEASA does not execute the first demand guarantee within 7 days after its expiration, such first demand guarantee will terminate.

In addition, the acquisition of the Brigadier López Power Plant was subject to the satisfaction of certain conditions that had to occur prior to April 1, 2019. As of the date of this annual report, the acquisition of the Brigadier López Power Plant could not be consummated given that certain conditions to the IEASA Bid were not satisfied, such as the proper issuance by CNV of an unconditional authorization to the terms of the amended financial trust agreement relating to the Brigadier Lopez Power Plant. In addition, there is a discrepancy between Central Puerto and IEASA regarding the satisfaction of certain conditions upon which closing of the acquisition of the Brigadier López Power Plant was subject to. Also, Resolution SRRyME N° 1/2019 adversely affected our ability to obtain financing in connection with the acquisition of the Brigadier Lopez Power Plant. As of the original closing date, April 1, 2019, certain of the conditions to closing of the acquisition had not been satisfied, and an extension of such closing date was necessary. However, Central Puerto and IEASA failed to agree on such extension. On April 26, 2019, Central Puerto duly notified IEASA of such failure to agree on an extension.

Borrowing from KFW

On March 26, 2019 the Company, as borrower, entered into a loan agreement with Kreditanstalt für Wiederaufbau (“KfW”) for an amount of US $ 56,000,000 to finance the acquisition of two SGT-800 gas turbines (with a power of 89 MW) and equipment from Siemens Industrial Turbomachinery AB, Sweden, (“Siemens Sweden”) and related services from Siemens S.A., Argentina, (“Siemens Argentina”) for the Luján de Cuyo project. To secure our obligations under the loan agreement with KfW, we have agreed to maintain a cash reserve account pledged in favor of KfW. The loan agreement also contains other customary covenants and events of default for facilities of this type, and is governed by German law. As of the date of this annual report, we are working to satisfy all the conditions prior to the disbursement of this loan.

Collection from CVO Agreement

Effective as of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM, as a combined cycle, of the thermal plant Central Vuelta de Obligado, which entitled us to receive the collection of the trade receivables under the CVO Agreement. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be signed in order to start the collections.

The PPA agreement was signed on February 7, 2019, with retroactive effect to March 20, 2018.

As a result, the original amortization schedule from the CVO Agreement is in full force and effect.

The unpaid installments corresponding to the March-December 2018 period add up to US$ 78.15 million (including VAT, corresponding to installments 1 to 10). As of the day of this annual report, we continue in negotiations with CAMMESA to collect such unpaid amounts as soon as possible, plus the accrued interest between each due date and the effective payment date.

Despite the referred unpaid installments, as of the date of this annual report, we received the payment related to January and February 2019 (corresponding to installments 11 and 12, respectively) pursuant to the CVO Agreement’s original disbursement schedule, at the exchange rate of the last date of each month, on its respective due dates, in March and April 2019, respectively.

We are also entitled to receive the foreign exchange difference accrued for the CVO trade receivables, between the last date of the month of each installment, and the day prior to the due date of such installment. These amounts should be paid one day after the due date of the payment of each CVO installment. However, for the January 2019 the CVO installment, with due date on March 14, 2019, the foreign exchange difference was payed on April 5, 2019. The foreign exchange difference on the February 2019 CVO installment has not been collected as of the date of this annual report.

Shareholders General Meeting

On March 11, 2019, the Board of Directors of Central Puerto convened an Ordinary and Extraordinary Shareholders General Meeting for April 30, 2019, to discuss the following items of the agenda: (i) Appointment of two shareholders to execute the minute; (ii) Consideration of the fiscal year ended on December 31, 2018; (iii) Consideration of the result of the exercise and the rest of the results not assigned and the proposal of the Board of Directors; (iv) Consideration and approval of the payment of the Profit Sharing Bonds for Personnel (Bono de Participación) provided in articles 12 and 13 of the by-laws; (v) Consideration of the performance of the Board of Directors of the Company in the fiscal year ended on December 31, 2018; (v) Consideration of the performance of the Supervisory Committee of the Company in the fiscal year ended on December 31, 2018.; (vi) Consideration of the remunerations of the members of the Board of Directors of the Company for the fiscal year ended on December 31, 2018; (vi) Consideration of the advance payment of fees to the Board of Directors for the fiscal year that will end on December 31, 2019; (vii) Consideration of the remuneration of the members of the Supervisory Committee of the Company regarding to the fiscal year ended on December 31, 2018, and the fees regime for the fiscal year that will end on December 31, 2019; (viii) Determination of the number of members of the Alternate Board of Directors, and appointment of the members of the Board of Directors regular and alternates. Continuity of the current president until the appointment to be made by the Company’s Board of Directors; (ix) Appointment of the members of the Supervisory Committee, regular and alternate, for the fiscal year that will close on December 31, 2019; (x) Consideration of the remuneration of the accountant of the Company, regarding to the annual accounting documentation for the fiscal year 2018; (xi) Appointment of the regular and alternate accountant for the fiscal year that will end on December 31, 2019; (xii) Approval of the Annual Budget for the operation of the Audit Committee; and (xiii) Granting of authorizations.

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

The SEC maintains an internet site that contains reports and other information regarding issuers who, like us, file electronically with the SEC. The address of that website is http://www.sec.gov. Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this annual report.

The below chart illustrates the development of our company through the years and the important milestones for Central Puerto and for the companies that were absorbed in the 2014 Merger and 2016 Merger:

CATE: Compañía Alemana Transatlantica de Electricidad
CIAE: Compañía Italo Argentina de Electricidad
CHADE: Compañía Hispano Americana de Electricidad
CADE: Compañía Argentina de Electricidad
CP Achiras: CP Achiras
CP La Castellano: CP La Castellana
CPR: CP Renovables
CPSA: Central Puerto
HPDA: Hidroeléctrica Piedra del Águila
AyEE: Agua y Energía Eléctrica
CTM: Centrales Térmicas Mendoza
SADESA: Sociedad Argentina de Energía S.A.
TJSM: Termoeléctrica José de San Martín
GBEL: Termoeléctrica Manuel Belgrano
CVOSA: Central Vuelta de Obligado
HNQ: Hidroneuquén
OSA: Operating
CATE
1898
Renaming to CHADE
1921
Renaming to CADE
1936
U1 to U6
50 MW each
Nationalization into SEGBA
1958
1961
U7
145 MW
U8
194 MW
1964
1971
U9
250 MW
CIAE Sold to SEGBA
1980
1992
SEGBA privatized into CPSA
HPDA
U3 & U4
700 MW
1994
1993
HPDA
U1 & U2
700 MW
2000
CEPUCC
Combined cycle
786 MW
LPC
ENSETG01
127 MW
Cogeneration
240 ton/h steam
1997
2006
2008
TJSM
2 TG's
292 MW each
GBEL
2 TG's
293 MW each
TJSM
TV for CC
280 MW
GBEL
TV for CC
286 MW
2010
CVOSA
2 TG's
280 MW each
2014
CPSA completes merger due to Adquisition of CTM, LPC y HPDA
CPSA absorbes it's holding companies SADESA, HNQ and OSA
2016
CPSA creates CPR
CPR creates CP La Castellana and CP Achiras
2 Wind Farms, 99 MW and 48 MW respectively
Vientos La Genoveva II and CP Energy Solutions
3 Wind farms
137 MW
Adquisition of solar project El Puesto
12 MW
Central Puerto Sales La Plata Plant
128 MW
2017
2018
T6 San Lorenzo Cogeneration
330MW
370ton/h steam
Luján de Cuyo Cogeneration
93MW
125 ton/h steam
CPR purchases Vientos La Genoveva I
1 Wind Farm
87 MW
CIAE
1911
U1
30 MW
1930
1932
U2 & U3
30 MW each
1954
U4
60 MW
1965
U5
110 MW
U6
250 MW
1969
AyEE
1971
LDCUTV11
LDCUTV12
60 MW each
LDCUTG21
LDCUTG22
28,8 MW each
1979
1985
LDCUTV14
30 MW
In CC with TG21 & TG22
LDCUTG23
LDCUTG24
25 MW each
1988
1994
AyEE privatized into CTM
LDCUCC25
Combined Cycle
290 MW
1998
2000
TG 23 & 24
Cogeneration
150 ton/h steam

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

Prior to the 2014 Merger, we owned and operated three thermal generation plants for electric power generation located within one complex in the City of Buenos Aires. Our Nuevo Puerto and Puerto Nuevo thermal generation plants are equipped with five steam turbine-generator units in the aggregate and have an installed capacity of 360 MW and 589MW, respectively. The third plant, the Puerto combined cycle plant has two gas turbines, two heat recovery steam generators and a steam turbine, and it has a total installed capacity of 765 MW. Prior to the 2014 Merger, we had a total installed capacity of 1,714 MW and were already one of the major SADI electric power generators.

As a result of the 2014 Merger, we added the Luján de Cuyo plant, the La Plata plant, which, effective as of January 5, 2018, we sold to YPF EE (for further information see “Item 4.A. History and development of the Company—La Plata Plant Sale”), and the Piedra del Águila hydroelectric complex.

As of December 31, 2018, we owned and operated five thermal generation plants, one hydroelectric generation plant and two wind farms, for the generation of electric power across six complexes in Argentina. We had a combined installed capacity of 3,810 MW and have significantly improved our position as a major SADI electric power generator, producing approximately 17.0% of the energy generated by private sector SADI generators in 2018.

Hidroeléctrica Piedra del Águila S.A. (HPDA)

HPDA was a sociedad anónima (corporation) incorporated in 1993 that operated the Piedra del Águila hydroelectric complex with an installed capacity of 1,440MW since it started commercial operation in 1993. HPDA entered into the HPDA Concession Agreement (as defined below) to operate and maintain the Piedra del Águila hydroelectric complex, and the HPDA Concession Agreement was assigned to us during the 2014 Merger. For more information regarding the HPDA and the HPDA Concession Agreement, see “—Electricity Generation from our Hydroelectric Complex—Piedra del Águila.”

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

Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”).

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

Ecogas had a gas distribution network covering 31,637 km and served approximately 1,330,923 customers as of December 31, 2018. In 2017, Ecogas distributed an average of 14.21 million cubic meters of natural gas per day; and in 2018, Ecogas distributed an average of 13.80 million cubic meters of natural gas per day. This volume of distribution represented approximately 15.70% and 14.21% of the gas delivered by all the distribution companies in Argentina in 2018 and in 2017, respectively, according to data from Ecogas.

Potential sale of our interes in Ecogas

At a meeting of our shareholders on December 16, 2016, in accordance with the strategic objective of focusing on assets within the energy industry, the shareholders considered a potential sale of our equity interests in Ecogas to Magna Energía S.A., but voted to postpone the decision.

We are currently assessing various strategic opportunities regarding DGCU and DGCE, including a possible partial or total sale of our equity interest in them. On January 26, 2018, the shareholders of DGCE approved the admission of DGCE to the public offering regime in Argentina. On March 14, 2018, the Company authorized the offer of up to 10,075,952 common class B shares of DGCE with a face value of one Argentine peso (Ps. 1) per share, in a potential public offering authorized by the CNV, subject to market conditions. This authorization was encompassed within the February 23, 2018 authorization of the Board of Directors of Central Puerto, for the sale of up to 27,597,032 common B shares of DGCE. As of the date of this annual report, we continue to evaluate this strategy.

Control Acquisition by Tender Offer of Third Parties in respect of DGCU shares

On January 7, 2015, the Company acquired 49% of interests in IGCU, the parent company of DGCU and, as a result, the Company held indirectly 24.49% of DGCU’s capital stock. Following this acquisition, Magna, RPBC , Central Puerto and Mr. Federico Tomasevich (jointly, the “Offerors”) resolved to participate proportionally in the tender offer for DGCU’s shares with voting rights that were publicly listed on the BYMA in order to acquire the remaining outstanding shares of DGCU that the Offerors did not already own. On October 30, 2015, the board of directors of the CNV approved the tender offer. Upon termination of the offer in January 2016, since no acceptances were tendered, no shares were acquired in this tender offer. As of the date of this annual report, we own a 44.10% interest in IGCU and, as a result, we indirectly hold a 22.49% equity interest in DGCU. For further information on the potential merger of IGCE and IGCU, see “—Preliminary Merger Agreement between IGCE, IGCU, RPBC and MAGNA.”

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

On July 23, 2018, the merging companies’ resolutions resolved to (i) approve the use of the balance sheets of the merging companies as of December 31, 2017, as special merger balances; (ii) approve the General Consolidated Special Balance Sheet of Merger as of December 31, 2017; (iii) approve the merger of the merging companies, ad referendum of the approval of the National Gas Regulation Entity (Ente Nacional Regulador del Gas) (ENARGAS); (iv) ratify the Preliminary Merger Agreement; (v) approve the exchange ratio of the merger; (vi) approve the early dissolution without liquidation of MAGNA, RPBC and IGCU, ad referendum of the approval of ENARGAS; and (vii) authorize the President or the Vice President of the merging companies, in case of absence or impediment of the President, to agree the text and execute the final merger agreement.

On January 11, 2019, ENARGAS issued a resolution not granting authorization for the Merger under the terms agreed among the entities and, on January 25, 2019, the regulated companies, IGCU and IGCE, appealed the decision before the Energy Government Secretariat (Secretar’a de Gobierno de Energía).

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

La Plata Plant Sale

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant for a total sum of US$31.5 million (without VAT), subject to certain conditions. On February 8, 2018, after such conditions were met, the plant was transferred to YPF EE, including generation assets, personnel and agreements related to the operation and/or maintenance of the La Plata plant’s assets, with effective date January 5, 2018. Consequently, as of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results were classified for the years ended December 31, 2018, 2017 and 2016 as discontinued operations. See“Item 5.A. Operating Results—Factors Affecting our Results of Operations—Sale of the La Plata Plant” and Note 21 to our audited consolidated financial statements.

The contract between us and Transportadora de Gas del Sur (“TGS”) for the natural gas transportation capacity has remained effective after the sale of the La Plata plant. Pursuant to the terms of our agreement with YPF, we resell our gas transportation capacity to YPF through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas seller to permit the resale of our gas transportation capacity to YPF without the risk of intervention from interested third parties. On July 20, 2018, we were effectively registered as natural gas sellers.

Item 4.B
Business overview

Overview

We are one of the largest private sector power generation companies in Argentina, as measured by generated power, according to data from CAMMESA. In the year ended December 31, 2018, we generated a total of 14,479 net GWh of power, representing approximately 17.00% of the power generated by private sector generation companies in the country during such period, according to data from CAMMESA. We had an installed generating capacity of 3,810 MW as of December 31, 2018. These figures exclude the La Plata plant which, effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”).

We have a generation asset portfolio that is geographically and technologically diversified. Our facilities are distributed across the City of Buenos Aires and the provinces of Buenos Aires, Córdoba, Mendoza, Neuquén and Río Negro. We use conventional and renewable technologies (including hydro power) to generate power, and our power generation assets include combined cycle, gas turbine, steam turbine, co-generation, hydroelectric, and wind turbines.

The following table presents a brief description of the power plants we owned and operated as of December 31, 2018.

Power plant	Location	Installed capacity (MW)	Technology
Puerto Nuevo(1)	City of Buenos Aires	589	Steam turbines
Nuevo Puerto(1)	City of Buenos Aires	360	Steam turbines
Puerto combined cycle(1)	City of Buenos Aires	765	Combined cycle
Luján de Cuyo plant	Province of Mendoza	509	Steam turbines, gas turbines, two cycles and mini-hydro turbine generator, producing electric power and steam
Piedra del Aguila plant	Piedra del Aguila (Limay River, bordering provinces of Neuquén and Río Negro)	1,440	Hydroelectric plant
La Castellana I wind farm(2)	Province of Buenos Aires	99	Wind turbines
Achiras I wind farm(2)	Province of Córdoba	48	Wind turbines
Total		3,810 MW
_____________
(1)
Part of the “Puerto Complex” as defined in “Business.”
(2)
La Castellana I and Achiras I wind farms are owned by CP La Castellana S.A.U. and CP Achiras S.A.U., respectively, both of which are fully owned subsidiaries of CP Renovables S.A. As of the date of this annual report, we own a 70.19% interest in CP Renovables. See “Item 4.B. Business Overview—Our Subsidiaries”

In addition, we participate in an arrangement known as the FONINVEMEM, which is managed by CAMMESA at the instruction of the Ministry of Energy. The prior Argentine government’s administration created the FONINVEMEM with the purpose of repaying power generation companies, like us, the existing receivables for electric power sales between 2004 and 2011 and funding the expansion and development of new power capacity.

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

In addition, effective as of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM of units TG11, TG12 and TV10, as a combined cycle of the thermal plant Central Vuelta de Obligado, located in the Province of Santa Fe, with an installed capacity of 816 MW of gross capacity and 778.884 MW of net power output to the grid. As a consequence of the CVO Commercial Approval and pursuant to the “Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011” executed on November 25, 2010 among the Secretariat of Energy and Central Puerto along with other electric power generators (the “CVO Agreement”), we are entitled to collect LVFVD accrued between 2008 and September 2010, after adding the interest established by Art. 3 of Resolution SE 406/03 and converted into US dollars at the exchange rate of the date of the CVO Agreement. Pursuant to the Agreement for LVFVD during 2008-2011, this capital accrues interest, starting from the date of the CVO Agreement (i.e., November 25, 2010), at 30-day LIBOR plus 5.00%. Additionally, certain receivables that accrued after September 2010 and were also included in the CVO Agreement, accrue interest at 30-day LIBOR plus 5.00%, starting from the due date of each of these receivables.

The total estimated amount due to us under the CVO Agreement is US$548 million (including VAT), plus accrued interests after the CVO Commercial Approval, which will be collected in 120 equal, consecutive, monthly installments, starting from the date of CVO Commercial Approval, accruing interest at 30-day LIBOR plus 5.00% interest. As a result of the conversion of the LVFVD into US dollars detailed in the previous paragraph, we had a one-time income, before income tax, of Ps. 11,017 million, measured in current unit as of December 31, 2018 (or Ps. 7,959 million, measured in nominal terms), at an exchange rate of Ps. 20.17 to US$1.00, which was the spot bid exchange rate reported by the Banco de la Nación Argentina for wire transfers (divisas) as of March 20, 2018, which was recognized by us in the consolidated income statement for the year ended December 31, 2018) under “CVO receivable update”. See “Item 4.B. Business Overview—Our Competitive Strengths—Strong cash flow generation, supported by U.S. dollar denominated cash flows” for more information on FONINVEMEM and on the Commercial Approval of the thermal plant Central Vuelta de Obligado.

Effective as of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM, as a combined cycle, of the thermal plant Central Vuelta de Obligado, which entitled us to receive the collection of the trade receivables under the CVO Agreement. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be signed in order to start the collections.

The PPA agreement was signed on February 7, 2019, with retroactive effect to March 20, 2018.

As a result, the original amortization schedule from the CVO Agreement is in full force and effect.

The unpaid installments corresponding to the March-December 2018 period add up to US$ 78.15 million (including VAT, corresponding to installments 1 to 10). As of the day of this annual report, we continue in negotiations with CAMMESA to collect such unpaid amounts as soon as possible, plus the accrued interest between each due date and the effective payment date.

Despite the referred unpaid installments, as of the date of this annual report, we received the payment related to January and February 2019 (corresponding to installments 11 and 12, respectively) pursuant to the CVO Agreement’s original disbursement schedule, at the exchange rate of the last date of each month, on its respective due dates, in March and April 2019, respectively.

We hold equity interests in the companies that operate the following FONINVEMEM thermal power plants:

Power plant	Location	Installed capacity (MW)	Technology	% Interest in the operating company(1)
San Martín	Timbues, Province of Santa Fe	865	Combined cycle plant, which became operational in 2010	30.8752%
Manuel Belgrano	Campana, Province of Buenos Aires	873	Combined cycle plant, which became operational in 2010	30.9464%
Vuelta de Obligado	Timbues, Province of Santa Fe	816	Combined cycle plant, which became operational in March 2018	56.1900%
_____________
(1)
In each case, we are the private sector generator with the largest ownership stake. After ten years operating each company, all governmental entities that financed the constructions of such plants will be incorporated as shareholders of TJSM, TMB and CVOSA, our interests in TJSM, TMB and CVOSA will be significantly diluted. See “Item 3.D. Risk Factors—Risks Relating to Our Business—Our interests in TJSM, TMB and CVOSA will be significantly diluted.”

The following set of graphs shows our total assets under the FONINVEMEM program:

_____________
1
Enel includes Enel Generación Costanera S.A., Central Dock Sud S.A. and Enel Generación El Chocón S.A.
Source: TJSM, TMB and CVOSA

The following graphic breaks down where our plants and power investments are located in Argentina and their installed capacity:

_____________
(1)
“Assets under construction/development” refers to (a) the wind farms La Castellana II, La Genoveva II, Manque (previously a part of Achiras II), Los Olivos (previously a part of Achiras II) and La Genoveva I, which are under construction and are expected to be finished in the third quarter of 2019, fourth quarter of 2019, first quarter of 2020 and second quarter of 2020, respectively; (b) the Luján de Cuyo co-generation unit, which is under construction and is expected to be finished in the fourth quarter of 2019; (c) the Terminal 6 Plant, which is under construction and is expected to be finished in the second quarter of 2020; and (d) the solar farm El Puesto, which is under development and is expected to be finished in the third quarter of 2020.
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
(3)
The graphic excludes the La Plata plant which, effective as of January 5, 2018, we sold to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale.”
(4)
Power capacity numbers have been rounded. The power capacity with respect to the assets under construction/development is the awarded power capacity.

Note: Numbers in the map have been round-up.

In the year ended December 31, 2018, we had revenues for continuing operations of Ps.14.27 billion (or US$378 million).

In the year ended December 31, 2018, we sold approximately 97.68% of our electric energy sales (in MWh) under the Energía Base. Sales under Energía Base accounted for 73.06% of our revenues in the year ended December 31, 2018. In the year ended December 31, 2016, tariffs under the Energía Base were paid by CAMMESA based on a fixed and variable costs system which was determined by the former Secretariat of Electric Energy pursuant to Resolution SE No. 95/13, as amended. These tariffs were adjusted annually, denominated in pesos, and remained unchanged throughout the year. From February 2017 to February 2019, the Energía Base was regulated by Resolution SEE No. 19/17, which replaced Resolution SE No. 95/13, as amended. Resolution SEE No. 19/17 increased the Energía Base’s tariffs and denominated them in U.S. dollars. Since March 2019, Energía Base has been regulated by Resolution SRRyME No. 1/19, which abrogated Resolution SE No. 19/17. Resolution SRRyME No. 1/19 decreased the tariffs for the energy and power. Under the Energía Base, the fuel required to produce the energy we generate is, generally, supplied by CAMMESA free of charge, and the price we receive as generators, for sales not made under term contracts, is determined by the Resolution SRRyME No. 1/19 without accounting for the fuel CAMMESA supplies. Our compensation under the Energía Base depends to a large extent on the availability and energy output of our plants, and in the case of the thermal units, the utilization factor of each machine.

On November 7, 2018, pursuant to Res. SEE 70/18, the Argentine government authorized generators to purchase their own fuel for assets under the Energía Base Regulatory framework. If generation companies opt to take this option, CAMMESSA values and pays the generators their respective fuel costs in accordance with the Variable Costs of Production (CVP) declared by each generator to CAMMESA. The agency in charge of dispatch (Organismo Encargado del Despacho or “OED” using the Spanish acronym) -CAMMESA- will continue to supply the fuel for those generation companies that do not elect to take this option. In accordance to Res. SEE 70/18, in November 2018, we started purchasing fuel for our Luján de Cuyo combined cycle, and in December 2018, for all our thermal units. In the year ended December 31, 2018, income under Res. SEE 70/18 accounted for 13.63% of our revenues.

Additionally, we have sales under contracts, including (i) term market sales under contract, (ii) Energía Plus sales under contract; and (iii) sales of energy under the RenovAr Program. Term market sales under contract include sales of electric power under negotiated contracts with private and public sector counterparties such as YPF. Sales under contracts generally involve PPAs with customers and are contracted in U.S. dollars. The prices in these contracts include the price of fuel used for generation, the cost of which is assumed by the generator. For terms longer than one year, these contracts typically include electric power price updating mechanisms in the case of fuel price variations or the generator being required to use liquid fuels in the event of a shortage of natural gas. For more information regarding our main clients for term market sales under contract, see “Business—Our Customers.” Term market sales under contract accounted for 0.32% of our electric power sales (in MWh) and 0.37% of our revenues for the year ended December 31, 2018. In our Luján de Cuyo plant, we are also permitted to sell a minor portion (up to 16 MW) of our generation capacity and electric power under negotiated contracts with private sector counterparties under the Energía Plus, to encourage private sector investments in new generation facilities. Energía Plus sales under contracts accounted for 0.48% of our electric power sales (in MWh) and 1.72% of our revenues for the year ended December 31, 2018. These contracts typically have one to two year terms, are denominated in U.S. dollars and are paid in pesos at the exchange rate as of the date of payment. Under the rules and regulations of the Energía Plus, the generator buys the fuel to cover the committed demand of electric power and supplies the electric power to large electric power consumers at market prices, denominated in U.S. dollars, previously agreed between the generator and its clients. Sales under RenovAr Program accounted for 1.52% of our electric power sales (in MWh) and 4.20% of our revenues for the year ended December 31, 2018. See “Item 4.B. Business Overview—The Argentine Electric Power Sector.” We also received remuneration under Resolution No. 724/2008, relating to agreements with CAMMESA to improve existing power generation capacity, which is denominated in U.S. dollars and is paid in pesos at the exchange rate as of the date of payment. Revenues under Resolution No. 724/2008, accounted for 2.11% of our revenues for the year ended December 31, 2018. See “Item 5. Operating and Financial Review and Prospects—Electric Power Sold on the Spot Market.”

We also produce steam. As of December 31, 2018 we had an installed capacity of 150 tons per hour. Steam sales accounted for 1.72% of our revenues for the year ended December 31, 2018. Our production of steam for the year ended December 31, 2018 was 1,103 thousand metric tons. Our Luján de Cuyo plant, supplies steam under negotiated contracts with YPF.

After the La Plata Plant Sale, the contract between us and TGS for the natural gas transportation capacity has remained effective. Pursuant to the terms of our agreement with YPF, we resell our gas transportation capacity to YPF through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas seller to permit the resale of our gas transportation capacity to YPF without the risk of intervention from interested third parties. On July 20, 2018, we were effectively registered as natural gas sellers. The resell to YPF of our natural gas transportation capacity accounted for 1.36% of our revenues for the year ended December 31, 2018.

In addition, we have income derived from the operating fee that we receive for the management of the Central Vuelta de Obligado plant. The income from the management of the Central Vuelta de Obligado plant accounted for 1.83% of our revenues for the year ended December 31, 2018.

Our Luján de Cuyo plant has a combined heat and power (CHP) unit in place, which supplies 150 metric tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam supply agreement. This contract is denominated and invoiced in U.S. dollars, but can be adjusted in the event of variations in U.S. dollar-denominated prices for fuel necessary for power generation. On February 8, 2018, we entered into an agreement to extend our steam supply agreement with YPF at our Luján de Cuyo plant for a period of up to 24 months from January 1, 2019 under the same terms as our existing steam supply agreement. On December 15, 2017, we also executed a new steam supply contract with YPF for a period of 15 years that will replace our existing contract with YPF and will begin when the new co-generation unit at our Luján de Cuyo plant begins operation, which is expected to occur in December 2019. For further information on the steam supply agreements with YPF for the Luján de Cuyo plant, see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Sales Under Contracts, Steam Sales and Resale of Natural Gas Transportation Capacity —Steam supply to YPF—Luján de Cuyo plant”.

The following graph breaks down our revenues from continuing operations in the year ended December 31, 2018 by regulatory framework:

Source: Central Puerto. (1) Includes (i) sales of energy and power to CAMMESA remunerated under Resolution No. 95 and Resolution No. 19/2017 (ii) sales of energy and power to CAMMESA not remunerated under Resolution No. 95, (iii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity and (iv) income related to Res. SEE 70/18 (see ““Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme—Resolution SEE 70/18 - Option to purchase fuel for units under Energía Base Regulatory Framework.”). See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine Government—The National Program.”

Note: As of March 1, 2019, a new remuneration scheme for Energía Base came into force with Resolution SRRyME No. 1/19. For more information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

The following graph breaks down our electric energy sales from continuing operations in the year ended December 31, 2018 by regulatory framework:

Source: Central Puerto.

Note: As of March 1, 2019, a new remuneration scheme for Energía Base came into force with Resolution SRRyME No. 1/19. For more information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

As of the date of this annual report, we have significant plans underway to expand our generating capacity through renewable energy projects, including our five wind energy projects with expected generating capacity of 86.60 MW (La Genoveva I), 15.75 MW (La Castellana II), 57 MW (Manque, previously part of Achiras II), 22.80 MW (Los Olivos, previously part of Achiras II) and 41.80 MW (La Genoveva II), and one solar project with an expected installed capacity of 12 MW (El Puesto). In 2016, we formed a subsidiary, CP Renovables S.A. (“CP Renovables”), to develop, construct and operate renewable energy generation projects. As of the date of this annual report, we own a 70.19% interest in CP Renovables. The remaining 29.81% interest is owned by Guillermo Pablo Reca.

In 2015 and 2016, we acquired four heavy-duty, highly efficient gas turbines: (i) one GE gas turbine with a capacity of 373 MW; (ii) two Siemens gas turbines, each with a capacity of 298 MW; and (iii) one Siemens gas turbine with a capacity of 286 MW, which we are currently installing in our Terminal 6 San Lorenzo co-generation project. Additionally, we have also acquired 130 hectares of land in the north of the Province of Buenos Aires, in a location that provides excellent conditions for fuel delivery and access to power transmission lines. In addition, as of the date of this annual report, we have already paid SEK$381.37 million (which, converted at the exchange rate quoted by the Central Bank as of the date of each payment, equals US$45.46 million) to purchase two additional Siemens gas turbines for our Luján de Cuyo project.

We also own long-term significant non-controlling investments in companies that have utility licenses to distribute natural gas through their networks in the provinces of Mendoza, San Juan, San Luis, Córdoba, Catamarca and La Rioja. Taking into account direct and indirect interests, we hold (i) a 22.49% equity stake in DGCU and (ii) a 39.69% equity stake in DGCE (Ecogas). Ecogas had a gas distribution network covering 31,637 km and served approximately 1,330,923 customers as of December 31, 2018. In the year ended December 31, 2018, Ecogas distributed an average of 13.80 million cubic meters of natural gas per day; and in 2017, Ecogas distributed an average of 14.21 million cubic meters of natural gas per day. This volume of distribution represented approximately 15.70% and 14.21% of the gas delivered by all the distribution companies in Argentina in 2018 and in 2017, respectively, according to data from Ecogas. In the year ended December 31, 2018 our interest in Ecogas produced Ps.1.01 billion in share of profit of an associate, which represented 5.88% of our net income for such period.

At a meeting of our shareholders on December 16, 2016, in accordance with the strategic objective of focusing on assets within the energy industry, the shareholders considered a potential sale of our equity interests in Ecogas to Magna Energía S.A. but voted to postpone the decision. We are currently assessing various strategic opportunities regarding DGCU and DGCE, including a possible partial or total sale of our equity interest in them. On January 26, 2018, the shareholders of DGCE approved the admission of DGCE to the public offering regime in Argentina. On March 14, 2018, the Company authorized the offer of up to 10,075,952 common class B shares of DGCE, in a potential public offering authorized by the CNV, subject to market conditions. This authorization was encompassed within February 23, 2018 authorization of the Board of Directors for the sale of up to 27,597,032 common B shares of DGCE. As of the date of this annual report, we continue to evaluate this strategy.

Our Competitive Strengths

We believe that we have achieved a strong competitive position in the Argentine power generation sector primarily as a result of the following strengths:

●
One of the largest private sector power companies in Argentina. We are one of the largest private sector power generation companies in Argentina, as measured by power generated, according to data from CAMMESA. In the year ended December 31, 2018, we generated a total of 14,479 net GWh of power for continuing operations and 10 net GWh of power from the discontinued operations of the La Plata plant (see “Item 4.A. History and development of the Company—La Plata plant Sale”). As of December 31, 2018, we had an installed generating capacity of 3,810 MW. Our leading position allows us to develop a range of sales and marketing strategies, without depending on any one market in particular. Additionally, our size within the Argentine market positions us well to take advantage of future developments as investments are made in the electric power generation sector. Our ample installed capacity is also an advantage, as we have sufficient capacity to support large, negotiated contracts.

The following graphs shows the SADI’s total power generation by private companies and market share for 2018 (grouped by related companies and subsidiaries):

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

●
High quality assets with strong operational performance. We have a variety of high quality power generation assets, including combined cycle turbines, gas turbines, steam turbines, hydroelectric technology and steam and power co-generation technology, with a combined installed generating capacity of 3,810 MW. Our efficiency levels compare favorably to those of our competitors due to our efficient technologies. The following chart shows the efficiency level for the period between November 2018 and April 2019 of each of our generating units compared to our main competitors based on heat rate, which is the amount of energy used by an electric power generator or power plant to generate one kWh of electric power.

Source: CAMMESA.

The following chart shows the availability ratio of our thermal assets as compared to the market average:

Source: Central Puerto, CAMMESA. 1Average market availability for thermal units, excluding the La Plata plant thermal units (see “Item 4.A. History and development of the Company—La Plata Plant Sale”).

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

●
Diversified and strategically located power sector assets. Our business is both geographically and technologically diverse. Our assets are critical to the Argentine electric power network due to the flexibility provided by the large fuel storage capacity, that allows us to store 32,000 tons of fuel oil (enough to cover 6.3 days of consumption) and 20,000 tons of gas oil (enough to cover 5.7 days of consumption) at our thermal generation plants, in addition to our access to deep water docks, our dam water capacity and our ability to store energy for 45 days operating at full capacity at Piedra del Águila. The prices for power transmission are regulated and based on the distance from the generating company to the user, among other factors. In this regard, our thermal power plants are strategically located in important city centers or near some of the system’s largest customers, which constitutes a significant competitive advantage. For example, approximately 38% of Argentine energy consumption was concentrated within the metropolitan area of Buenos Aires during 2018. Because the lack of capacity in SADI limits the efficient distribution of energy generated in other geographic areas, our generation plants in Buenos Aires and Mendoza are essential to the supply of energy to meet the high demand in these areas. In addition, this need to generate energy close to a high consumption area in Argentina means that our plants are less affected by the installation of new capacity in other regions.

The diversification of our fuel sources enables us to generate energy in different contexts, as shown in the following chart:

Source: Central Puerto
_____________
(1)
Excludes thermal generation from the La Plata plant (see “Item 4.A. History and development of the Company—La Plata Plant Sale”).
(2)
Lujan de Cuyo’s Siemens Combined Cycle unit (306 MW installed capacity) is CEPU’s only unit relying exclusively on natural gas.
●
Attractive growth pipeline. We have identified opportunities to improve our strategic position as a leader among conventional power generation technologies by expanding our thermal generation and renewable energy capacity.

Thermal Generation. In 2015 and 2016, we acquired four heavy-duty, highly efficient gas turbines: (i) one GE gas turbine with a capacity of 373 MW; (ii) two Siemens gas turbines, each with a capacity of 298 MW; and (iii) one Siemens gas turbine with a capacity of 286 MW. We also acquired 130 hectares of land in the north of the Province of Buenos Aires, which we believe will allow us to develop new projects that could add 1,255 MW to our total installed capacity under a simple cycle configuration or through combined cycle operations. For example, we are currently using a Siemens gas turbine, with a capacity of 286 MW, for the Terminal 6 San Lorenzo co-generation project. Our objective is to use the remaining three units and the aforementioned land, in which we have already invested US$134 million, to install new generation capacity, through one or more potential future projects. In addition, as of the date of this annual report, we have already paid SEK$381.37 million (which, converted at the exchange rate quoted by the Central Bank as of the date of each payment, equals US$45.46 million) to purchase two additional Siemens gas turbines for our Luján de Cuyo project.

Regarding the financing of the thermal project Luján de Cuyo, on March 26, 2019, the Company, as borrower, entered into a loan agreement with KfW for an amount of US $ 56,000,000 to finance the acquisition of the two Siemens SGT-800 gas turbines referenced above (with a power of 89 MW) and equipment from Siemens Sweden and related services from Siemens Argentina (for more information see “Item 4. Information of the Company—Recent Developments—Borrowing from KFW.”) As of the date of this annual report, we are working to satisfy all the conditions prior to the disbursement of this loan.

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

Renewable Generation. In addition, we are developing five wind energy projects and one solar energy project in Argentina with the following characteristics (the “Renewable Projects”):

	La Genoveva I	La Castellana II	Manque (previously part of Achiras II)	Los Olivos (previously part of Achiras II)	La Genoveva II	El Puesto
Location	Province of Buenos Aires	Province of Buenos Aires	Province of Córdoba	Province of Córdoba	Province of Buenos Aires	Province of Catamarca
Expected commercial operation date	May 2020 (1)	July 2019	January 2020	January 2020	August 2019	August 2020
Estimated total capital expenditure (excluding VAT) (2)	US$110 million	US$16 million	US$64 million	US$25 million	US$46 million	US$11 million
Awarded electric capacity	86.60 MW	15.75 MW	57.00 MW	22.80 MW	41.80 MW	12 MW
Regulatory Framework	RenovAr 2.0	MATER	MATER	MATER	MATER	MATER
Awarded price per MWh	US$40.90	N/A	N/A	N/A	N/A	N/A
Contract length	20 years, starting from commercial operation	N/A	N/A	N/A	N/A	N/A
Power purchase agreement signing date	July 2018	N/A	N/A	N/A	N/A	N/A
Number of units	21 wind turbines	4 wind turbines	15 wind turbines	6 wind turbines	11 wind turbines	43,000 solar modules(3)
Wind turbine provider	Vestas	Vestas	Vestas	Vestas	Vestas	To be defined
_____________
(1)
The commercial operation date (COD) committed with CAMMESA of La Genoveva I is 720 days after the PPA signing date, which was on July 27, 2018.
(2)
As of December 31, 2018, the executed capital expenditures for La Genoveva I, La Castellana II, Achiras II (which after December 31, 2018, was separated into Manque and Los Olivos projects), La Genoveva II and El Puesto were Ps. 604.42 million, Ps. 410.68 million, Ps. 426.79 million, Ps. 1,110.13 million, Ps. 12.71 million, respectively, in each case, plus the applicable value added tax.
(3)
Estimated amount of modules.

Other than the Borrowing from KFW described in this annual report (see “Item 4.B. Information of the Company—Recent Developments—Borrowing from KFW”), our expansion projects are being developed with equity from Central Puerto and its subsidiaries. However, we may explore alternative financing options if the conditions are favorable.

In connection with the Renewable Projects, we have already obtained energy production assessments prepared by an independent expert, regulatory approvals of the environmental impact studies, relevant municipal qualifications and regulatory approvals of the electrical studies in connection with access to the transmission network. In addition, we have three usufructs over the land in the Province of Buenos Aires to be used for our La Castellana II, La Genoveva I and La Genoveva II projects and in the Province of Catamarca for the El Puesto project, and we own the necessary land in the Province of Córdoba to be used for our Manque and Los Olivos projects, which together were previously known as Achiras II project. We have begun construction of the facilities and have executed contracts with suppliers to acquire and maintain the wind turbines and solar panels of the Renewable Projects.

In connection with our renewable energy efforts, Law No. 27,191, provides that Large Users, whose demand exceeds 300 KW of average annual power, should comply with the obligation to purchase renewable energy by entering into a contract with a generating company or through self-generation. The Ministry of Energy and Mining through Resolution 281-E/ 2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies and the conditions for granting the “dispatch priority” that allows such transactions to take place and ensures that the private generating companies will not be restricted in the future in its generation dispatch (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). As of the date of this annual report, we have already signed long-term PPA contracts with private customers for 61% of the estimated energy generation capacity of our term market projects (considering the median -Percentile 50%- of the expected energy production) developed under Resolution No. 281-E/17 regulatory framework, which are currently under construction.

 However, we cannot assure you that the Argentine government will open new auction processes, or our bids will be successful or that we will be able to enter into PPAs in the future. See “Item 3D. Risk Factors—Risks Relating to our Business—Factors beyond our control may affect our ability to win public bids for new generation capacity, or affect or delay the completion of new power plants once we have been awarded projects.”

●
Strong cash flow generation, supported by U.S. dollar denominated cash flows. We have strong, stable cash flows, mainly through payments we receive from CAMMESA, primarily as a result of the power generation remuneration structure in Argentina. Such payments principally depend on two factors: (i) the availability of power capacity and (ii) the amount of power generated. Both variables have been relatively stable in recent years, as a result of the diversified technology and high efficiency of our power generation units. Certain of these cash flows were previously denominated and paid by CAMMESA in Argentine pesos. However, after February 2017, under Resolution SEE No. 19/17, payments under the Energía Base are denominated in U.S. dollars but paid in pesos. Resolution SRRyME No. 1/19, in force since March 1, 2019, abrogated Resolution SEE No. 19/17 and replaced the regime set forth in this last resolution, and provided that while payments are denominated in U$S, they will be made in Argentine pesos. Although Resolution SRRyME 1/19 reduced the prices for energy and power for the thermal units under Energía Base regulatory framework, we believe that, in terms of revenues, the income from our new projects will offset the tariff decrease. In addition, our cash flows have little exposure to the fuel price changes as the fuel needed to produce the energy under the Energía Base is supplied by CAMMESA without charge or offset in the revenues we receive, and our term market sales under contracts typically include price adjustment mechanisms based on fuel price variations. In addition to these payments, our cash flow is supported by the U.S. dollar-denominated payments we receive from CAMMESA, related to our credits pursuant to the San Martín and Manuel Belgrano FONINVEMEM arrangements, which began in March 2010 and are expected to continue until March 2020. During the year ended December 31, 2018, we received Ps.515.26 million (US$ 19.81 million in U.S. dollar-denominated payments) in principal and Ps.33.14 million (US$ 1.31 million in U.S. dollar-denominated payments) in interest for these receivables (including VAT).

As of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM, as a combined cycle, of the thermal plant Central Vuelta de Obligado, which entitled us to receive the collection of the trade receivables under the CVO Agreement. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be signed in order to start the collections.

The PPA agreement was signed on February 7, 2019, with retroactive effect to March 20, 2018.

As a result, the original amortization schedule from the CVO Agreement is in full force and effect.

The unpaid installments corresponding to the March-December 2018 period add up to US$ 78.15 million (including VAT, corresponding to installments 1 to 10). As of the day of this annual report, we continue in negotiations with CAMMESA to collect such unpaid amounts as soon as possible, plus the accrued interest between each due date and the effective payment date.

Despite the referred unpaid installments, as of the date of this annual report, we received the payment related to January and February 2019 (corresponding to installments 11 and 12, respectively) pursuant to the CVO Agreement’s original disbursement schedule, at the exchange rate of the last date of each month, on its respective due dates, in March and April 2019, respectively.
.
●
Strong financial position and ample room for additional leverage. We benefit from a strong financial position, operating efficiency and a low level of indebtedness, allowing us to deliver on our business growth strategy and create value for our shareholders. In terms of our financial position, our total cash and cash equivalents and current other financial assets was Ps. 2.20 billion (US$58 million) as of December 31, 2018. As of the date of this annual report, we also have uncommitted lines of credit with commercial banks, totaling approximately Ps. 5.91 billion.

●
Solid and experienced management team with a successful track record in delivering growth. Our executive officers have vast experience and a long track record in corporate management with, on average, 18 years of experience in the industry. Our management has diverse experience navigating different business cycles, markets and sectors, as evidenced by the growth and expansion we have undergone since the early 1990s. They also have a proven track record in acquisitions and accessing financial markets. For example, in 2007, HPDA successfully issued bonds in an aggregate principal amount of US$100 million, which were paid in full in 2016. In addition, in 2015, jointly with an investment consortium, we acquired non-controlling equity interests in Ecogas, which distributes natural gas through its network covering 31,637 km and serving approximately 1,330,923 customers as of December 31, 2018, further diversifying our interest in the sector. We believe that our management team has been successful in identifying attractive investment opportunities, structuring innovative business plans and completing complex transactions efficiently.

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

Finally, our executive officers have a solid understanding of Argentina’s historically volatile business environment. They have built and maintained mutually beneficial and long-lasting relationships with a diversified group of suppliers and customers, and have cultivated relationships with regulatory authorities.

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

Our Business Strategy

We seek to consolidate and grow our position in the Argentine energy industry by maintaining our existing asset base and by acquiring and developing new assets related to the sector. The key components of our strategy are as follows:

●
Capitalizing on expected growth initiatives while leveraging opportunities in an improved regulatory environment. Historically, Argentine regulations in the energy generation sector have hindered growth in the sector. Investment in the Argentine power and energy sector has been low since the 2001-2002 economic crisis in Argentina and the resulting regulatory changes in 2002 wherein the Argentine government set power generation tariffs in pesos and capped energy generation, transportation and distribution tariffs, which resulted in a steady decrease of the U.S. dollar value of these tariffs in subsequent years. Since the Macri administration assumed office, it has significantly curtailed currency controls and import-export taxes, and demonstrated a willingness to adjust tariffs applicable to power distributors, generators and transporters. As a response to the current electric power shortage, the Argentine government has declared a state of emergency for the national power system, has opened auction processes for the acquisition of power from renewable energy and the increase thermal generation capacity. In addition, the Argentine government has set forth overall guidelines for the development of energy projects, the procedures for compliance with energy goals and bids for thermal generation capacity and associated power generation to meet energy demand requirements in Argentina through 2018. For information about the call for bids, see the discussion of Resolution SEE No. 21/16, Resolution SEE No. 71/16 (complemented by Resolution No. 136/16 of the Ministry of Energy) and Resolution SEE No. 287-E/17 in “Item 4.B. Business Overview—The Argentine Electric Power Sector.” We expect investment in the power generation sector to grow as a result of these reforms. We believe we are well-positioned to capitalize on the Argentine government’s focus on expanding generation capacity, given our strong track record and competitive advantages, including our low level of indebtedness and technologically diverse and highly efficient power generation assets. In this respect, we plan to expand our generation capacity from thermal and renewable sources. As an example, we have acquired 130 hectares of land in the north of the Province of Buenos Aires near the Parana River and have purchased four thermal generation units with the intention of expanding our current generating capacity, one of which will be used for the Terminal 6 San Lorenzo thermal project. We intend to present a bid for new thermal generation capacity, through one or more projects, in future bidding processes, and we continue to analyze other project and investment opportunities in the sector.

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

●
Becoming a leading company in renewable energy in Argentina. Several research studies from organizations such as the Cámara Argentina de Energías Renovables suggest that Argentina has a significant potential in renewable energy (mainly in wind and solar energy). We also believe that renewable energy will become a larger part of the installed capacity in Argentina. The Ministry of Energy and Mining, through Law No. 27,191, has established a target for renewable energy sources to account for 20% of Argentina’s electric power consumption by December 31, 2025. We intend to capitalize on this opportunity by expanding our investments into renewable energy generation. In order to achieve this goal, we are strengthening our renewable energy portfolio. In August 2018 and September 2018 our wind farms La Castellana I and Achiras I started operations. Additionally, we are also expanding our portfolio to five wind energy projects (La Castellana II, Manque and Los Olivos (which together were previously known as Achiras II), La Genoveva I and La Genoveva II) and one solar project (El Puesto) that are expected to increase our generating capacity by 15.75 MW, 57 MW, 22.8 MW, 86.6 MW, 41.8 MW and 12 MW, respectively, and exploring several other options to diversify our generation assets to include sustainable power generation sources. In 2016, we formed our subsidiary, CP Renovables, to develop, construct and operate renewable energy generation projects.

●
Maintaining a strong financial position and sound cash flow levels. We have a low level of debt, which reflects our strong financial position and additional debt capacity. We believe our strong financial position is the result of our responsible financial policies and stable cash flows. We seek to preserve our current cash flow levels in the coming years by, among other things, keeping a rigorous maintenance program for our production units, which we expect will help us continue the positive operational results we have experienced, particularly with regard to our electric power dispatch availability. We intend to fund our expansion plans primarily with loan arrangements, such as credit facilities and project financing in the case of our renewable energy projects. Each of CP La Castellana and CP Achiras entered into loans to fund the development of renewable energy projects they were awarded and to purchase wind turbines. Additionally, we hope that the expected new capacity from these projects will allow us to further increase our cash flow, while enhancing our financial position.

Our Subsidiaries

Central Vuelta de Obligado S.A.

CVOSA is a private, unlisted company, engaged in managing the purchase of equipment and building, operating and maintaining the CVOSA power plant that is being constructed under a program substantially similar to the FONINVEMEM program. In the year ended December 31, 2018, CVOSA accounted for 56.19 % of our net income.

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

Pursuant to the terms of the FONINVEMEM agreement relating to the Vuelta de Obligado power plant, on the tenth anniversary of the start of operations of the Vuelta de Obligado power plant, which occurred on March 20, 2018, all governmental entities that financed the construction of the Vuelta de Obligado power plant have the right to be incorporated as shareholders of CVOSA, which in turn may dilute our interest in CVOSA. See “Item 3.D. Risk Factors—Risks Relating to Our Business—Our interests in TJSM, TMB and CVOSA will be significantly diluted.” If such dilution were to occur, we may no longer control CVOSA.

Proener S.A.U.

Proener S.A.U. is a private, unlisted company. We hold a 100.00% interest in Proener S.A.U., a company engaged in the commercialization and transportation of fuels, both domestically in Argentina and internationally, and providing consulting and technical assistance services to the energy industry. In the year ended December 31, 2018, Proener S.A.U. accounted for a loss equaling 0.04 % of our net income.

Central Aimé Painé S.A.

Central Aimé Painé S.A. is a private, unlisted company. We hold a 97.00% interest in Central Aimé Painé S.A., a company engaged in managing the purchase of equipment and building, operating, and maintaining power plants, both domestically in Argentina and internationally. In the year ended December 31, 2018, Central Aimé Painé S.A. did not account for any of our net income.

CP Renovables S.A.

CP Renovables S.A. is a private, unlisted company, in which we hold a 70.19% interest in the capital stock. CP Renovables S.A. invests in renewable energy assets. In the year ended December 31, 2018, CP Renovables S.A. accounted for a loss, without taking into account the results of its subsidiaries, mainly CP Achiras and CP La Castellana, equaling 0.13% of our net income.

On January 18, 2017, we entered into a shareholders agreement with the minority shareholder of CP Renovables, Guillermo Pablo Reca. The shareholders agreement was amended and restated on November 28, 2018. For further information, see “Item 7.B. Related Party Transactions—CP Renovables Shareholders Agreement.”

CP Achiras S.A.U.

CP Achiras S.A.U. is a private, unlisted company. CP Renovables S.A. holds a 100% interest in the capital stock of CP Achiras S.A.U., a company engaged in the generation and commercialization of electric power through renewable sources. In the year ended December 31, 2018, CP Achiras accounted for a loss equaling 1.56% of our net income.

CPR Energy Solutions S.A.U. (previously known as “CP Achiras II S.A.U.”)

CPR Energy Solutions S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CPR Energy Solutions S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2018, CPR Energy Solutions S.A.U. did not account for any of our net income.

CP Patagones S.A.U.

CP Patagones S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP Patagones S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2018, CP Patagones S.A.U. did not account for any of our net income.

CP La Castellana S.A.U.

CP La Castellana is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP La Castellana, a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2018, CP La Castellana accounted for a loss equaling 3.30% of our net income.

Parques Eólicos Australes S.A.

Parques Eólicos Australes S.A. is a private, unlisted company. CP Renovables holds a 99% interest in the capital stock of Parques Eólicos Australes S.A., a company engaged in the generation and commercialization of electric power through renewable sources. This entity is currently undergoing a liquidation process due to the lack of operations. In the year ended December 31, 2018, Parques Eólicos Australes S.A. did not account for any of our net income.

Vientos La Genoveva S.A.U.

Vientos La Genoveva S.A.U. is a private, unlisted company. On March 7, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva S.A. and, on that same date, transformed it into a S.A.U. On August 6, 2018, we purchased from our subsidiary, CP Renovables S.A., 100% of the equity interests in Vientos La Genoveva S.A.U. Vientos La Genoveva is a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2018, Vientos La Genoveva accounted for a loss equaling 0.25% of our net income.

Vientos La Genoveva II S.A.U.

Vientos La Genoveva II S.A.U. is a private, unlisted company. On June 28, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva II S.A. and, and was later transformed it into a S.A.U. On August 6, 2018, we purchased from our subsidiary, CP Renovables S.A., 100% of the equity interests in Vientos La Genoveva II S.A.U. In the year ended December 31, 2018, Vientos La Genoveva accounted for a loss equaling 0.83% of our net income.

CP Manque S.A.U.

CP Manque S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP Manque S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2018, CP Manque S.A.U. did not account for any of our net income.

CP Los Olivos S.A.U.

CP Los Olivos S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP Los Olivos S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2018, CP Los Olivos S.A.U. did not account for any of our net income.

Our Affiliates

Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)

TJSM and TMB are private, unlisted companies, which are engaged in managing the purchase of equipment, and building, operating and maintaining the San Martín and Belgrano power plants, respectively, each constructed under the FONINVEMEM program. In the year ended December 31, 2018, TJSM and TMB accounted for 0.20% and 0.17% of our net income, respectively.

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

Pursuant to the terms of the FONINVEMEM agreements relating to the San Martín and Belgrano power plants, on the tenth anniversary of the start of operations of each of the San Martín and Belgrano power plants, all governmental entities that financed the construction of the San Martín and Belgrano power plants, respectively, have the right to be incorporated as shareholders of TJSM or TMB, as applicable, which in turn may dilute our interest in TJSM and TMB. See “Item 3.D. Risk Factors—Risks Relating to Our Business—Our interests in TJSM, TMB and CVOSA will be significantly diluted.” If such dilution were to occur, we may no longer have veto rights or the right to appoint any members of the board of directors and supervisory committee pursuant to the terms of the TJSM and TMB shareholders agreements.

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

Ecogas Group - Inversora de Gas del Centro S.A. (IGCE)

IGCE is a private, unlisted company. Its only significant asset is a 51.00% interest in DGCE, a company engaged in the distribution of natural gas in the provinces of Córdoba, La Rioja and Catamarca. We hold a 44.10% interest in IGCE and a direct 17.20% interest in DGCE. Therefore, we hold, both directly and indirectly, a 39.69% of DGCE’s capital stock.

Ecogas Group - Inversora de Gas Cuyana S.A. (IGCU)

IGCU is a private, unlisted company. Its only significant asset is a 51.00% interest in DGCU, a company engaged in the distribution of natural gas in the provinces of Mendoza, San Juan and San Luis. We hold a 44.10% interest in IGCU, and therefore, indirectly have a 22.49% interest in DGCU’s capital stock.

In the year ended December 31, 2018, IGCU and IGCE (including a direct interest in DGCE) accounted for 5.77% of our net income (see "Item 4.A. History and development of the Company—Distribuidora de Gas Cuyana S.A. (DGCU) and Distribuidora de Gas del Centro S.A. (DGCE)—Potential sale of our interes in Ecogas" and " Item 4.A. History and development of the Company—Preliminary Merger Agreement between IGCE, IGCU, RPBC and MAGNA").

Transportadora de Gas del Mercosur S.A. (TGM)

TGM is a private, unlisted company. We hold a 20.00% interest in the capital stock of TGM, which owns a natural gas pipeline extending from Aldea Brasilera (in the Province of Entre Rios) to Paso de los Libres (in the Province of Corrientes). In the year ended December 31, 2018, TGM accounted for a loss equaling 0.01% of our net income.

The remaining 80.00% is owned by Total Gas y Electricidad Argentina S.A. (32.68%), Tecpetrol S.A. (21.79)%, RPM Gas S.A. (14.63%) and Compañ’a General de Combustibles S.A. (10.90%).

The pipeline is approximately 450 km long and its transportation capacity reaches up to 15 million cubic meters per day. In 2009, TGM terminated its contract with YPF, TGM’s only customer at the time, as a result of YPF’s repeated breaches. On December 22, 2017, YPF agreed to pay TGM, without recognizing any facts or rights, US$114 million in order to end TGM’s claim against YPF. On April 16, 2018, after collecting payments made by YPF, TGM distributed Ps1,153.20 million (US$57.03 million), from which we received US$11,406,528 (Ps.230.64 million, at the exchange rate of that moment and Ps.310.76 million at the current measurement unit as of December 31, 2018), according to our equity interest in the company.

Energía Sudamericana S.A.

Energía Sudamericana S.A. is a private, unlisted company, engaged in natural gas commercialization. We hold a 2.45% direct interest in the capital stock of Energía Sudamericana S.A., and a 42.55% indirect interest in its capital stock, through our equity interest in IGCE. In the year ended December 31, 2018, Energía Sudamericana S.A. did not account for any of our net income.

The breakdown for the Company’s total net income for the year ended December 31, 2018 is as follows: (i) Proener S.A.U. accounted for a loss equaling 0.04% of our net income; (ii) CP Renovables accounted for a loss, without taking into account the results of its subsidiaries, mainly CP Achiras and CP La Castellana, equaling 0.13 % of our net income; (iii) CP Achiras accounted for a loss equaling 1.56% of our net income; (iv) CP La Castellana accounted for a loss equaling 3.30% of our net income; (v) TJSM accounted for 0.20% of our net income; (vi) TMB accounted for 0.17% of our net income; (vii) the Ecogas Group, which includes IGCU and IGCE (including a direct interest in DGCE) accounted for 5.77% of our net income; (viii) Vientos La Genoveva accounted for a loss equaling 0.25 % of our net income; (ix) Vientos la Genoveva II accounted for a loss equaling 0.83% of our net income; (x) TGM accounted for a loss equaling 0.01% of our net income; (xi) CVOSA accounted for 0.21% of our net income; and (xii) Central Puerto (on an unconsolidated basis) accounted for 102.89% of our net income.

Business Overview

All of our operations are concentrated in five complexes in Argentina, and our portfolio can be divided into two types of electric power generation plants: (i) electric power generation from conventional sources and (ii) electric power generation from renewable sources.

The table below details certain operating features regarding the five primary complexes for the periods indicated:

Continuing operations:

	For the year ended December 31,
	2018	2017	2016
Generation—GWh/year
Puerto Complex	7,053	8,737	9,197
Luján de Cuyo plant	2,996	3,170	3,092
Piedra del Águila plant	4,209	3,719	2,351
La Castellana I	148	-	-
Achiras I	73	-	-
Total	14,479	15,627	14,639
Sales under the Energía Base and electric power sales on the spot market—GWh/year
Puerto Complex	7,027	8,679	9,133
Luján de Cuyo plant	2,923	3,158	3,085
Piedra del Águila plant	4,209	3,719	2,351
La Castellana I	-	-	-
Achiras I	-	-	-
Total	14,159	15,557	14,569
Sales under contract—GWh/year
Puerto Complex	30	61	63
Luján de Cuyo plant	86	101	63
Piedra del Águila plant	-	-	-
La Castellana I	148	-	-
Achiras I	73	-	-
Total	344	162	126
Energy purchases—GWh/year
Puerto Complex	3	3	1
Luján de Cuyo plant	13	90	55
Piedra del Águila plant	-	-	-
Total	77	92	56
Steam production (metric tons/year)
Luján de Cuyo plant	1,102,515	1,177,661	1,114,908
Total	1,102,515	1,177,661	1,114,908
Natural gas consumption—MMm3/year
Puerto Complex	1,301	1,132	790
Luján de Cuyo plant	599	605	454
Piedra del Águila plant	-	-	-
Total	1,900	1,737	1,244
Gas oil consumption—thousands of m3/year
Puerto Complex	84	218	353
Luján de Cuyo plant	-	-	-
Piedra del Águila plant	-	-	-
Total	84	218	353
Fuel oil consumption—thousands of tons/year
Puerto Complex	288	643	939
Luján de Cuyo plant	33	41	162
Piedra del Águila plant	-	-	-
Total	321	684	1,102
Availability of thermal units—% per year(1)
Puerto Complex	87.90%	91%	75%
Luján de Cuyo plant	89.77%	93%	81%
Piedra del Águila plant	100%	100%	100%
Weighted average for thermal units	88.77%	91.70%	76.22%
Weighted average for the Company(1)	92.76%	94.97%	85.57%

Source: CAMMESA.
_____________
(1)
Weighted average based on the power capacity of each unit.

Discontinued operations(1):

	For the year ended December 31,
	2018 (1)	2017	2016
Generation—GWh/year
La Plata plant	10	837	905
Total	10	837	905
Sales under the Energía Base and electric power sales on the spot market—GWh/year
La Plata plant	10	355	309
Total	10	355	309
Sales under contract—GWh/year
La Plata plant	-	533	641
Total	-	533	641
Energy purchases—GWh/year
La Plata plant	-	51	45
Total	-	51	45
Steam production (metric tons/year)
La Plata plant	19,392	1,599,476	1,708,465
Total	19,392	1,599,476	1,708,465
Natural gas consumption—MMm3/year
La Plata plant	4	199	181
Total	4	199	181
Gas oil consumption—thousands of m3/year
La Plata plant	-	-	9
Total	-	-	9
Fuel oil consumption—thousands of tons/year
La Plata plant	-	-	-
Total	-	-	-
Availability—% per year(1)
La Plata plant	100%	85%	91%

Source: CAMMESA.
_____________
(1)
Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”. Figures only include information through January 5, 2018.

Additionally, the table below details shows the availability features regarding the three FONINVEMEM Plants for 2018:

Source: Central Puerto, CAMMESA

The following graph shows the evolution of Central Puerto’s electric power generation for the period 2014-2018:

Source: CAMMESA. The graph (i) includes generation of companies that were absorbed by Central Puerto in 2014 (see Business Section—The 2014 merger) and (ii) excludes the La Plata plant, which effective as of January 5, 2018, we sold to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”.) The reduction of the year 2018, was influenced by (i) the sale of the La Plata Plant, and (ii) a 3-months long-term maintenance in our Puerto Combined Cycle (765MW).

Electricity Generation from our Thermal Generation Plants

As of December 31, 2018, we owned five thermal generation plants across two complexes: Puerto Complex and Luján de Cuyo. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”.)

Puerto Complex

Our Puerto Complex is composed of two facilities, Nuevo Puerto, including the Puerto combined cycle plant, and Puerto Nuevo (collectively, the “Puerto Complex”), located in the port of the City of Buenos Aires on the bank of the Río de la Plata. The two facilities are close to one another inside a complex of 246,475 square meters with a total installed capacity of 1,714MW. Nuevo Puerto’s facilities (which includes both the Nuevo Puerto plant and the Puerto combined cycle plant) has 70,518 square meters. Puerto Nuevo has approximately 92,370 square meters.

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

The table below shows the potential consumption (calculated as the standard consumption declared by CAMMESA based on the unit manufacturer’s specifications, assuming the unit produces energy throughout the entire day) of fossil fuel by the units in the conventional resource plants we owned as of December 31, 2018:

Plant	Unit	Natural gas (thousands of m3/day)	Gas oil (m3/day)	Fuel oil (tons/day)
Puerto combined cycle	CEPUCC11	1,749	1,832	-
Puerto combined cycle	CEPUCC12	1,749	1,832	-
Nuevo Puerto	NPUETV05	830	-	715
Nuevo Puerto	NPUETV06	1,610	-	1,458
Puerto Nuevo	PNUETV07	1,100	-	888
Puerto Nuevo	PNUETV08	1,421	-	1,178
Puerto Nuevo	PNUETV09	1,629	-	1,393
Subtotal Puerto Complex		10,088	3,664	5,633
Luján de Cuyo	LDCUCC22	250	246	-
Luján de Cuyo	LDCUCC25	1,414	-	-
Luján de Cuyo	LDCUTV11	450	-	412
Luján de Cuyo	LDCUTV12	461	-	421
Luján de Cuyo	LDCUTG23	69	67	-
Luján de Cuyo	LDCUTG24	69	67	-
Subtotal Luján de Cuyo plant		2,713	380	833
Total Central Puerto		12,800	4,044	6,466

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

Water resources allow Piedra del Águila to generate an average of 4,659 GWh per year (based on historical operations between 1994 and 2018, exclusive of electric power generated for internal use). During this period, the maximum generation in a single year was 7,333 GWh in 2006 and the lowest was 2,351 GWh in 2016.

The following table shows the electric power generated by Piedra del Águila during the period 1994-2018:

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

Safety of the Paleochannel. On the left bank of the dam there is a fluvial valley filled with basalt, which we refer to as the “paleochannel.” This natural structure consists of the second part of the river closing, which was made waterproof to ensure stability. The paleochannel contained a potential leakage zone on the left bank. To mitigate risks associated with this potential leakage zone, a number of works were performed to reduce drainage gradients and ensure stability prior to the initial filling of the dam:

●
Cutoff Curtain: To make the alluvial fill between the bedrock and the basalt contact area watertight, a cutoff curtain was created through grouting and chemical injections from horizontal tunnels of about 1,200 meters in length that were dug into the massif.

●
Diaphragm Wall: This is a transition concrete structure of about 150 meters in length that connects the cutoff curtain to the dam.

●
Drainage Curtain: This is a horizontal tunnel of over 400 meters in length dug in the rock massif that covers the entire transversal section of the paleochannel, from which drillings were performed to capture the leakage water that passes the cutoff curtain.

●
Drainage Wells: These consist of five vertical wells of about 40 meters in depth and five meters in diameter located in a downstream area of the drainage curtain, from which sub-horizontal holes were drilled directed towards the basalt-alluvium contact to capture the water draining through such highly permeable zone.

●
Pumping System: This consists of ten electric pumps installed in a gallery located in the amphitheater (the area at the bottom of the paleochannel massif) intended to maintain piezometric levels of one of the existing aquifers in the alluvium at predetermined levels to ensure the zone stability.

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

Each generator has a corresponding set-up transformer of 500 kV, which consists of a dual guide rod system, with a single SF-6 iron-isolated switch, to which all generating units are connected. The switch is connected to the SADI’s transformer substation through two transmission lines. Energy is delivered at Piedra del Águila’s 500 KV plant, which is operated by Compañ’a de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”), which owns, operates and maintains the largest high voltage electric power transmission system in Argentina.

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

Below we summarize certain terms of the HPDA Concession Agreement:

●
Operations: We are required to comply with certain standards and conduct certain activities, including maintaining Ps.2.7 million as a guarantee, maintaining the plant and complying with certain safety and environmental obligations, contributing to a repair fund, maintaining books and maintaining insurance, among others.

●
Mandatory works: The Argentine government may require us to carry out works jointly funded by it and us.

●
Fees and royalties: The Intergovernmental Basin Authority is entitled to a fee of 2.50% of the plant’s revenues, and the provinces of Río Negro and Neuquén are entitled to royalties of 12.00% of such revenues.

●
Indemnity: The Argentine government indemnifies us in certain circumstances, including, among others, for damages or repairs that are not attributable to us or our agents and damages caused by downstream waters, in each case subject to certain conditions. We also indemnify the Argentine government in certain circumstances.

●
Fines: Any delay or failure by us to comply with the provisions of the HPDA Concession Agreement or the regulations concerning the generation and sale of electric power may result in fines imposed by the applicable regulatory authorities, calculated as a percentage of the plant annual revenues, depending on the type of breach. The Argentine government may require that CAMMESA make payment of the fines directly to the Argentine government out of proceeds from the electric power sold in the WEM.

●
Termination: We and the Argentine government may terminate the HPDA Concession Agreement in certain circumstances in which we fail to perform our obligations under the agreement and in which we are subject to fines or do not comply with the certain laws and regulations, among others.

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

Electricity Generation from our Wind Generation Plants

As of the date of this annual report we operate two wind farms: La Castellana I and Achiras I.

La Castellana I Wind Farm

La Castellana I is a wind farm operated by CP La Castellana S.A.U., a wholly-owned subsidiary of CP Renovables, in which we have a majority interest. The wind farm is located in the south of the province of Buenos Aires, near the cities of Villarino and Bahía Blanca, and started its operations in August 2018.

It has a total installed capacity of 99 MW, from 32 wind turbines, supplied from Nordex-Acciona, of 3.15 MW each.

Achiras I Wind Farm

Achiras I is a wind farm operated by CP Achiras S.A.U., a wholy-owned subsidiary of CP Renovables, in which we have a majority interest. The wind farm is located in the east of the province of Córdoba, near the city of Achiras, and started its operations in September 2018.

It has a total installed capacity of 48 MW, from 15 wind turbines, supplied from Nordex-Acciona, of 3.2 MW each.

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

In December 2004, we agreed to participate in the creation of the FONINVEMEM. We entered into an agreement on October 17, 2005, which stated that generators would receive (i) their receivables relating to sales of electric power from January 2004 through December 2006, amounting to US$157 million in our case, plus an interest rate of 360-day LIBOR (which as of December 31, 2018 was 3.005%) plus 1.00% in 120 equal, consecutive monthly installments and (ii) their proportional equity interest in the generating companies formed for such projects, TJSM and TMB, which are in charge of managing the purchase of equipment, and of building, operating and maintaining each of the new power plants, and after ten years of operation would receive the property of these plants. The generation plants are not owned by TJSM and TMB but rather owned by two trusts, created by the Argentine government, that receive revenue from the sale of electric power generated by the plants, among others, to repay the LVFVD receivables.

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

On July 13, 2007, we agreed to include 50.00% of our total receivables relating to the sale of electric power to CAMMESA from January through December 2007 in the FONINVEMEM arrangement, which totaled US$30.3 million. These receivables are also reimbursed in 120 equal, consecutive monthly installments starting from the commercial launch date of the plants, converted into U.S. dollars at the applicable exchange rate pursuant to the FONINVEMEM arrangement, with an interest rate of 360-day LIBOR (which as of December 31, 2018 was 3.005%) plus 2.00%. We received no additional equity interest in TJSM and TMB as a result of the inclusion of these additional receivables in the FONINVEMEM arrangement.

After the commercial authorization was granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly payments of the receivables. As of December 31, 2018, the balance owed to us under the FONINVEMEM arrangement relating to the sale of electric power to CAMMESA from January 2004 through December 2007 totaled US$23.83 million. During the year ended December 31, 2018, we received Ps.515.26 million (US$ 19.81 million in U.S. dollar-denominated payments) in principal and Ps.33.14 million (US$ 1.31 million in U.S. dollar-denominated payments) in interest for these receivables (including VAT).

We own 30.8752 % of TJSM and 30.9464 % of TMB. The operating companies have a variable revenue (US$1.00 per MW generated) and a fixed revenue to compensate for their operating costs. In 2018, we received dividends from our equity interests in TJSM and TMB in the amount of Ps.31.00 million and Ps.22.78 million, respectively, in nominal terms.

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

After the CVOSA power plant became operational, in the case of receivables accrued between 2008 and September 2010, the amount due was converted into U.S. dollars at the exchange rate effective at the date of the CVO agreement (i.e., November 25, 2010), which was Ps.3.97 per U.S. dollar. Additionally, certain receivables that accrued after September 2010 and that were also included in the CVO Agreement, were converted into U.S. dollars at the exchange rate effective at the due date of each monthly sale transaction. The total estimated amount due to us under the Agreement for the LVFVD 2008-2011 is US$548 million (including VAT), plus the accrued interests after the CVO Commercial Approval. As a result of the conversion of the LVFVD into U.S. dollars detailed in the previous paragraph, we had a one-time gain, before income tax, of Ps. 11,017 million, measured in current unit as of December 31, 2018 (or Ps. 7,959 million, expressed in nominal terms), at an exchange rate of Ps. 20.17 to US$1.00, which was the spot bid exchange rate reported by the Banco de la Nación Argentina for wire transfers (divisas) as of March 20, 2018, which was recognized by us in the consolidated income statement for the year ended December 31, 2018. under “CVO receivables update”. Under the CVO Agreement, we are entitled to receive payment for the LVFVD 2008-2011 receivables in the form of 120 equal, consecutive monthly installments, starting from March 20, 2018, the date of commencement of commercial operations of the combined cycle plant, bearing interest at a nominal annual rate of 30-day LIBOR (which as of December 31, 2018 was 2.503%) plus 5.00%. The U.S. denominated monthly payments under the CVO Agreement are payable in pesos, converted at the applicable exchange rate in place at the time of each monthly payment.

As of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM, as a combined cycle, of the thermal plant Central Vuelta de Obligado. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be signed in order to start the collections.

The PPA agreement was signed on February 7, 2019, with retroactive effect to March 20, 2018.

As a result, the original amortization schedule from the CVO Agreement is in full force and effect.

The unpaid installments corresponding to the March-December 2018 period add up to US$ 78.15 million (including VAT, corresponding to installments 1 to 10). As of the day of this annual report, we continue in negotiations with CAMMESA to collect such unpaid amounts as soon as possible, plus the accrued interest between each due date and the effective payment date.

Despite the referred unpaid installments, as of the date of this annual report, we received the payment related to January and February 2019 (corresponding to installments 11 and 12, respectively) pursuant to the CVO Agreement’s original disbursement schedule, at the exchange rate of the last date of each month, on its respective due dates, in March and April 2019, respectively. In accordance with the agreements for each project, after the first ten years of operation, ownership of the combined cycle plants will be transferred from the respective trusts to the operating companies, and the operating companies will begin to receive the revenue from the sale of electric power generated by the plants. At such time, since the Argentine government financed part of the construction, it will be incorporated as shareholder of TJSM, TMB and CVOSA, and our interests in TJSM, TMB and CVOSA will be significantly diluted. In the case of TJSM and TMB, we cannot estimate the exact effects of such potential dilution due to the fact that the Argentine government’s stake in these companies depends on the funds provided by the Argentine government for the construction of each plant, which has not yet been defined. In the case of CVOSA, although the effect of the potential dilution has also not yet been defined for the same reasons, the Argentine government’s stake in CVOSA will be at least 70% due to an agreement between the parties. Any dilution of our interest in TJSM, TMB or CVOSA could reduce our income, which could adversely affect our results of operations. See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.” See “Item 3.D. Risk Factors—Our interests in TJSM, TMB and CVOSA will be significantly diluted.”

Market Area and Distribution Network

Market Area

Our plants are located at various locations in Argentina. All of them are connected to the SADI, enabling coverage for residential and industrial users nationwide. The following graphic breaks down where our plants are located in Argentina and the energy generation capacity of each plant:

_____________
(1)
“Assets under construction/development” refers to (a) the wind farms La Castellana II, La Genoveva II, Manque (previously a part of Achiras II), Los Olivos (previously a part of Achiras II) and La Genoveva I, which are under construction and are expected to be finished in the third quarter of 2019, fourth quarter of 2019, first quarter of 2020, and second quarter of 2020, respectively; (b) the Luján de Cuyo co-generation unit, which is under construction and is expected to be finished in the fourth quarter of 2019; (c) the Terminal 6 Plant, which is under construction and is expected to be finished in the second quarter of 2020; and (d) the solar farm El Puesto, which is under development and is expected to be finished in the third quarter of 2020.
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
(3)
The graphic excludes the La Plata plant which, effective as of January 5, 2018, we sold to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale.”
(4)
Power capacity numbers have been rounded. The power capacity with respect to the assets under construction/development is the expected power capacity.
Note: Numbers on the map have been round-up.

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

La Castellana I Wind Farm: La Castellana I wind farm is located in the province of Buenos Aires, near the cities of Villarino and Bahía Blanca.

Achiras I Wind Farm: Achiras I wind farm is located in the province of Córdoba, near the City of Achiras.

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

Our Customers

		For the year ended December 31,
Modality continuing operations	Main clients	2018
		(in thousands of Ps.)	percentage of revenues
Energía Base(1) (Resolution SE No. 19/2017, SGE 70 and 95/2013, as amended)(2) (3)	CAMMESA	12,667,903	88.80%
RenovAr Program sales under contracts	CAMMESA	599,314	4.20%
Term market sales under contracts	CAMMESA, Compañ’a Mega S.A., IEASA	52,666	0.37%
Energía Plus sales under contracts	Pirelli Neumáticos S.A., Banco de Galicia y Buenos Aires S.A., PBBPolisur S.A.Metrive S.A. Pet Food Saladillo S.A., Banco Supervielle S.A.	244,822	1.72%
Steam sales	YPF	245,950	1.72%
Resale of gas transportation and distribution capacity	YPF	193,889	1.36%
Revenues from CVO thermal plant management	Fideicomiso Central Vuelta de Obligado	260,826	1.83%
_____________
(1)
As of March 1, 2019, a new remuneration scheme for Energía Base came into force with Resolution SRRyME No. 1/19. For more information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

(2)
Includes income under Res. SEE 70/18. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme—Resolution SEE 70/18 - Option to purchase fuel for units under Energía Base Regulatory Framework.”
(3)
Includes (i) sales of energy and power not remunerated under Resolution No. 95 and, (ii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity., (iii) additional trust remuneration revenues in the form of LVFVD from CAMMESA, and (iv) non-recurring maintenance remuneration revenues in the form of LVFVD from CAMMESA. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine Government—The National Program” and “Item 5.A. Operating Results—Our Revenues—The Energía Base.”

For a discussion of the different regulatory regimes under which we sell our electric power, see “Operating and Financial Review and Prospects—Factors Affecting our Results of Operation—Our Revenues” and “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry.”

Seasonality

Seasonality of Electricity Generation by Thermal Facilities

The following graphic breaks down our average thermal energy production from our continuing operations over the last three years on a month-by-month basis:

Source: CAMMESA

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

The following graphic breaks down our average hydroelectric energy production over the last three years on a month-by-month basis:

Source: CAMMESA

Seasonality of Wind Resources and Electricity Generation of Achiras I and La Castellana I wind farms

The availability of wind resources is the key factor for determining Achiras I and La Castellana I wind farms electric power generation capacity and is tied to annual and seasonal changes in wind speed in the areas where both farms are located. Wind speed is generally higher between May and September and we are able to produce more energy over such periods.

The following graphic shows the energy production of our wind farms on a month-by-month basis starting October 2018 (first full-month of operation):

Source: CAMMESA

Competition

The demand for electric power in Argentina is served by a variety of generation companies, both state-owned and private-owned. These companies pursue the right to supply generation capacity and electric power and to develop projects to serve the demand for electric power in Argentina. Some of our foreign competitors are substantially larger and have substantially greater resources than our company. Because of the significant gap between the demand and supply of electric power in Argentina (which has resulted in voluntary and forced blackouts at times of seasonal peak consumption), there has not been significant competitive pressure in the Argentine electric power sector over the past 12 years. During 2017 (and particularly, on February 24, 2017 pursuant to CAMMESA’s records), there was a historic demand peak recorded totaling 25.6 GW, which was supplied by 24.6 GW of capacity domestically (out of a total installed capacity of 34.5 GW) and the remainder from Brazil and Uruguay. In 2018, 344 GWh of energy were imported, representing a 53.19 % decrease in energy imports as compared to 2017.

Our primary competitors in the electric power generation market are the Enel group, AES Argentina Generación S.A. (an affiliate of the AES Corporation) and Pampa Energía S.A.

Below we detail the installed capacity of the main private sector generators in Argentina:

Company and subsidiaries	Power (MW)
Central Puerto	3,810(1)(2)
The AES Corporation	3,403(3)
Grupo Enel	3,941(4)(2)
Pampa Energía S.A.	3,871(5)

Sources: (1) Based on the documentation officially declared to CAMMESA by Central Puerto for continuing operations (2) Based on company’s financial statements as of and for the year ended December 31, 2018 and data from CAMMESA. (3) Based on data form CAMMESA. Accounts for only assets located in Argentina, operated by any of the following subsidiaries: AES Argentina Generación S.A., AES Juramento S.A., AES Alicura S.A., AES Parana S.A. and Termoandes S.A. (4) Based on data from CAMMESA. Includes Enel Generación Costanera S.A., Enel Generación El Chocón S.A. and a 40.00% stake of Grupo Enel in Central Dock Sud S.A. (5) Based on company’s financial statements as of and for the year ended on December 31, 2018.

The following graphs break down the market share of electric power generation supplied by private sector companies in Argentina as of December 31, 2018, based on data published by CAMMESA:

Source: CAMMESA

The following graphs break down total market share of electric power generation supply and the market share from thermal units (from both private and public sector generators) in Argentina as of December 31, 2018, based on data published by CAMMESA:

Source: CAMMESA

Source: CAMMESA

The following table shows the installed capacity in terms of MW assigned to each regulatory framework (Energía Base, Energía Plus, Resolution No. 220/07) for us and each of our main competitors as of December 31, 2018:

In MW	Energía Base	Term market	RenovAr	Res. 220/07	Energía Plus	Total
Central Puerto(1)	3,640	7	148	-	16	3,810
AES Argentina Group	2,989	-	-	-	305	3,294
ENEL Group	3,941	-	-	-	-	3,941
Pampa Energía S.A.(2)	3,355	-	100	135	281	3,871

Our efficiency levels compare favorably to those of our competitors due to our efficient technologies. The following chart shows the efficiency level of our most important generating units compared to the units of the rest of the market based on heat rate, which is the amount of energy used by an electrical generator or power plant to generate one kWh of electric power:

Source: CAMMESA’s seasonal programing for the period Nov-18 to April-19.

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

Insurance

We carry commercial and personal insurance coverage for all power generation plants, placed at different geographical locations within Argentina. The following list includes all the insurance risk covered:

●
Comprehensive operational risk (physical property) and Loss of Profits: Our coverage extends to comprehensive operational risk, buildings, machinery damages and breakdown, fire and acts of nature, among others, due to sudden or accidental cause, directly or indirectly attributable to any cause (including damages as a result of earthquakes at the Piedra del Águila and Luján de Cuyo plants, in which case there is a deductible of the greater of 5.00% of the damages or US$1 million), including consequential lost profits due to breakdown or damages to fixed assets for a maximum period of 18 months.

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

●
Compulsory Environmental Pollution Insurance: This coverage protects against third party personal injury; third party property losses; ecological damage and costs incurred in provision of emergency services and environmental clean-up.

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

In order to comply with these policies, we routinely obtain quality certifications. In September 2018, TÜV Rheinland completed a series of ISO recertification audits, after which we were awarded the following certificates:

●
Puerto Complex:

●
ISO 14001/2015: Certificate No. 01 10406 1629668 good through July 12, 2019 (Nuevo Puerto, Puerto Nuevo and Puerto combined cycle plants)

●
Luján de Cuyo plant:

●
ISO 14001/2015: Certificate No. 01 10406 1629668 good through July 12, 2019

●
Piedra del Águila plant:

●
ISO 14001/2015: Certificate No. 01 10406 1629668 good through July 12, 2019

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

In order to comply with these policies, we routinely pursue quality certifications. In May 2016, TÜV Rheinland completed a series of ISO recertification audits, after which we were awarded the following certificates:

●
Puerto Complex:

●
ISO 9001/2015: Certificate No. 01 10006 1629668 good through July 12, 2019 (Puerto combined cycle plant)

●
Luján de Cuyo plant:

●
ISO 9001/2015: Certificate No. 01 10006 1629668 good through July 12, 2019

●
Piedra del Águila plant:

●
ISO 9001/2015: Certificate No. 01 10006 1629668 good through July 12, 2019

●
OHSAS 18001/2007: Certificate No. 01 11306 1629669 good through July 13, 2019

Integrated Management System with ISO Certifications

Our management has put an integrated management system (“IMS”) in place for its electric power and steam generation plants in order to meet the needs and requirements of our internal policies and goals, as well as the needs and requirements of our clients, the applicable laws and regulations and ISO standards, namely, ISO 9001/2015 (quality), ISO 14001/2005 (environment) and OHSAS (Occupational Health and Safety Assessment Series) 18001/2007 (occupational safety and health). Our IMS is certified by renowned international entities and audited from time to time, as required by the aforementioned standards.

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
Environmental Management System

●
Occupational Safety and Health Management System

The individual scope of the IMS at each plant is as follows:

●
Puerto Complex:

●
Nuevo Puerto plant: Environmental Management System with ISO 14001/2015 certificate

●
Puerto Nuevo plant: Environmental Management System with ISO 14001/20015 certificate

●
Puerto combined cycle plant: Environmental Management System with ISO 14001/2015 certificate and Quality Management System with ISO 9001/2015 certificate

Certification body:

From 2004 through 2015: IRAM

From 2016-2019: TÜV Rheinland

●
Luján de Cuyo plant: Environmental Management System with ISO 14001/2015 certificate and Quality Management System with ISO 9001/2015 certificate

Certification body:

From 2004 through 2015: SGS

From 2016 through 2019: TÜV Rheinland

●
Piedra del Águila plant: Environmental Management System with ISO 14001/2004 certificate, Quality Management System with ISO 9001/2008 certificate and Occupation Safety and Health Management System with OHSAS 18001/2007 certificate

Certification body:

From 2004 through 2015: IRAM

From 2016 through 2018: TÜV Rheinland

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

The Government Secretary of Energy

In addition to the ENRE, another of the main regulatory entities in Argentina is the Government Secretary of Energy, the successor entity of the formers Secretariat of Electric Energy, Secretariat of Energy and Ministry of Energy and Mining. Its role is defined in Law No. 24,065 and Decree No. 802/18. Its main duties are:

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

Pursuant to Resolution No. 64/18, the former Ministry of Energy and Mining delegated some of its duties to the Undersecretariat of Electric Energy. Such delegated duties include:

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

Moreover, the Ministry of Energy and Mining delegated to the Undersecretariat of Electric Energy the duties of the former Secretariat of Electric Energy pursuant to Sections 35, 36 and 37 of Law No. 24,065, through Resolution No. 64/18. These duties include:

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

Structure of the Industry

Generation and the WEM

According to Law No. 24,065, electric power generation is classified as an activity of public interest associated with the provision of the public service of transmission and distribution of electric power, but conducted within the framework of a competitive market. As a result of the privatization and incorporation of new market players, the generation sector, even after a consolidation process that took place over the past few years, has a competitive structure with at least five major companies of similar size: (i) Central Puerto; (ii) Endesa Argentina S.A. (which includes Endesa Costanera S.A., Central Dock Sud S.A. and Hidroeléctrica el Colochón S.A.); (iii) Pampa Energía S.A. (which includes Central Térmica Güemes S.A., Central Térmica Loma la Lata S.A., Inversora Piedra Buena S.A., Inversora Diamante S.A., CTG and Inversora Nihuiles, and the plants formerly owned by Petrobras Argentina S.A., which were merged into Pamos Energía S.A.) and (iv) AES Argentina Generación S.A. (which includes Central Térmica San Nicolás S.A. and Hidroeléctrica Alicurá S.A.). In addition, a significant portion of the generation sector is controlled by state-owned and state-controlled companies (e.g., Yacyretá, Salto Grande, Atucha and Embalse and YPF) and other private sector generators (e.g., Orazul, Albanesi and Capex).

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

Electricity transmission is comprised of (i) a high-voltage transmission system (operated by the company Transener, which is currently co-controlled by the Eling Group, Transelec and Integración Energética Argentina S.A. -formerly known as Energía Argentina S.A.- or “IEASA”), which connects the main electric power production and consumption areas allowing the transmission of electric power between different Argentine regions and (ii) several regional trunk systems, which transmit electric power within a particular region and connect the generators, distributors and Large Users that operate in such region.

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

Pursuant to Resolution No. 1/16, the ENRE approved EDENOR and EDESUR’s tariff schedules in accordance with the Transition Tariff Scheme, subject to a subsequent full tariff review, which has been applicable since February 1, 2016. The new tariff schedules include differential tariffs based on consumption and the social tariff. Following the tariff increases, preliminary injunctions suspending such increases were requested by customers, politicians and non-governmental organizations that defend customers’ rights, being granted by Argentine courts. Among the different rulings in this respect, two rulings issued by the Second Division of the Federal Courts of Appeals for the City of La Plata and a federal judge from the San Martín district court led to the suspension of end-users tariff increases of electric power in the Province of Buenos Aires and in the whole territory of Argentina, respectively. Pursuant to these injunctions, (i) the end-user tariff increases granted as of February 1, 2016 were suspended retroactively to that date, (ii) end-user bills sent to customers were not to include the increase and (iii) the amounts already collected from end-users as a consequence of consumption recorded before these rulings had to be reimbursed. However, on September 6, 2016, the Supreme Court denied these injunctions that suspended end-users electric power tariff increases, arguing formal objections and procedural defects and therefore, as of the date of this annual report, increases of the electric power end-user tariffs are not suspended.

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

Traders

Since 1997, traders have been authorized to participate in the WEM by intermediating block sales of energy. Currently, there are thirty one authorized traders in the WEM.

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

Subsequently, in 2010, an agreement with WEM generators was entered into to promote new electric power generation to satisfy the increase in the energy and capacity demand and also to facilitate the settlement of the generators’ receivables from CAMMESA for electric power sales. Within the framework of such agreement, Central Puerto and the Endesa and Duke groups submitted a project for the construction of a thermal combined cycle plant named Central Vuelta de Obligado, in Timbúes, Province of Santa Fe, and, in turn, The AES Group submitted a project for the construction of Central Guillermo Brown, located in Bahía Blanca, Province of Buenos Aires. In connection with the former, the generation company CVOSA was created.

Resolution SE No. 146/2002

Resolution SE No. 146 of October 23, 2002 provides that any generator that needs to perform major or extraordinary maintenance works and needs resources for such works may request financing, subject to the availability of funds and the performance of the conditions set forth by such rule.

Energía Plus

In September 2006, the former Secretariat of Electric Energy issued Resolution No. 1281/06 which created the Energía Plus Service, in an effort to respond to the sustained increase in energy demand and to foster new private sector interested parties to invest fresh capital into the energy sector in order to generate new energy sources.

The resolution provided that:

1.
The energy available in the market will be used primarily to serve residential customers, public lighting, public entities and industrial and commercial users whose energy demand is at or below 300 kW and that have not entered into term contracts.

2.
GUMAs, GUMEs and large customers of distribution companies (in all cases with consumption equal or higher than 300 kilowatts) must satisfy any consumption in excess of their base demand (equal to their demand in 2005) with energy from the Energía Plus service, consisting of the supply of additional energy generation from new generators and generation agents, co-generators or self-generators that are not agents of the WEM or who, as of the date of publication of the resolution, were not interconnected with the WEM. The price required to pay for excess demand, if not previously contracted for under the Energía Plus, was originally fixed to be equal to the marginal cost of operation. The marginal cost is equal to the generation cost of the last generation unit transmitted to supply the incremental demand from electric power at any given time. With the Energía Plus, the price has been amended to for GUMAs and GUMEs and has been maintained for large customers of distribution companies for their excess demand (Note No. 111/16 issued by the Secretariat of Electric Energy).

Distributed Energy (Energía Distribuida)

Pursuant to Resolution SE No. 220/07, the former Secretariat of Electric Energy authorized the execution of Electricity Supply Agreements (“ESAs”) between the WEM (represented by CAMMESA) and companies that offer additional generation to the system (i.e., the so-called offer of additional generation and associated energy from generation, co-generation and self-generation agents that, as of the date of publication of the resolution, are not WEM agents or do not have the generation facilities to commit to such supply). ESAs are applicable to all such projects for additional energy generation that involve the participation of the Argentine government or IEASA or those that may be determined by the Ministry of Federal Planning, Public Investment and Services (currently, the Ministry of Energy and Mining).

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

Pursuant to Resolution SE No. 1836/07, the former Secretariat of Electric Energy instructed CAMMESA to execute with IEASA the ESAs pertaining to energy projects located in specific sites communicated in each case by such secretariat, approving, as Annex I, the sample contract to be executed and providing for the specific conditions of each ESA that should be approved by the former Secretariat of Electric Energy.

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

ESAs with IEASA

Resolution SE No. 712/09 approved the sample contracts to be executed between CAMMESA and IEASA for the supply of electric power derived from renewable sources generated under the contracts awarded in IEASA’s Bidding Process No. 1/09.

Resolution SE No. 712/09 also added Annex 39 and replaced Annex 40 of the Procedures. In this regard, the new Annex 39 sets forth the guidelines for renewable energy generation, excluding hydroelectric and wind energy, while Annex 40 set forth the guidelines for wind power generation.

Regarding the contracts to be awarded, prior to their execution, IEASA must carry out certain efforts with the former Secretariat of Electric Energy to obtain approval for the generation availability offer pursuant to which it intends to execute each agreement with CAMMESA.

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

1.
at the time of the publication of Resolution No. 108/2011, such parties do not have the generation facilities to be committed under such offers or, having completed the interconnection to the WEM, have not committed their availability of generation and related energy under any form of contract; and

2.
they present projects where the Argentine government, IEASA or other generation agents have an interest.

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

3.
establishes the Fondo para el Desarrollo de Energías Renovables (Fund for the Development of Renewable Energies, or the “FODER”) as a trust fund for which the Argentine government serves as the trustor, Banco de Inversión y Comercio Exterior (BICE) serves as the trustee and the owners of the approved investment projects are the beneficiaries. The trust fund must allocate the trust assets to extend credit, make capital contributions and acquire all such other financial instruments as required for the execution and financing of eligible projects involving electric power generation from renewable sources; and

4.
establishes obligations for Large Users and large demand: clients of electric power distribution providers or distribution agents with capacity demand equal to or higher than 300 KW must meet gradual goals through self-generation or otherwise purchase such electric power from generators (directly or through electric power distributors or brokers or from the wholesale market operator CAMMESA), at a price which may not exceed an average of US$113/MWh until March 30, 2018, and thereafter at a price determined by Ministry of Energy and Mining. In this respect the Ministry of Energy and Mining by means of Resolution 281-E/2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies.

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

Changes to the Electric Power Sector under the Macri Administration

On December 15, 2015, the executive branch declared a state of emergency with respect to the Argentine electric power sector until December 31, 2017. Pursuant to Decree No. 134/2015, the Ministry of Energy and Mining (as well as its successors) must:

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

Pursuant to the Decree 882/2017, the Ministry of Energy and Mining was mandated to execute the merger of IEASA and Emprendimientos Energéticos Binacionales S.A (EBISA). EBISA is a company responsible for selling the electricity generated by certain binational energy projects in which the Argentine government is a party. In accordance with the provisions of such decree, IEASA would absorb EBISA and would change its name to Integración Energética Argentina S.A. Through Resolution 11-E/2018, the Ministry of Energy and Mining instructed the boards of directors of the aforementioned companies to carry out all diligences necessary to perform the merger.

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

Decree No. 882/2017 also instructs the Ministry of Energy and Mining (acting as a shareholder of Integración Energética Argentina S.A), to implement the necessary measures so that Integración Energética Argentina S.A sells, assigns or transfers its assets, rights and/or shares (as the case may be) related to Ensenada Barragan, Brigadier López and Manuel Belgrano II thermal power plants and Compañ’a Inversora de Transmisión Eléctrica CITELEC S.A.

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

The bidding terms and conditions of the bidding contest to transfer Ensenada Barragan and Brigadier Lopez power plants were approved by means of Resolution No. 289/2018 of the Ministry of Energy. We submitted offers for both power plants, and on February 27, 2019, we were notified that we had been awarded Brigadier López Power Plant (see “Item 4.B. Information of the Company—Recent Developments—Brigadier López Plant - National and International Public Bid No. CTBL 01/2018 (the “IEASA Bid”) called by Integracion Energética Argentina S.A. (“IEASA”)).

On February 27, 2019, Central Puerto was notified that it had been awarded the IEASA Bid called by IEASA to acquire the Central Termoeléctrica Brigadier López power plant (the “Brigadier López Power Plant”) and certain assets and liabilities relating to such plant.

Pursuant to the terms of the IEASA Bid, Central Puerto would be subject to a US$ 10 million penalty if it failed to honor its obligations under the terms and conditions of the IEASA Bid. Regarding this, we provided IEASA with a US$ 10 million first demand guarantee for the maintenance of the offer, which guarantee expires on May 31, 2019 and entitles IEASA to execute it if we fail to honor our obligations under the terms and conditions of the IEASA Bid. If IEASA does not execute the first demand guarantee within 7 days after its expiration, such first demand guarantee will terminate.

In addition, the acquisition of the Brigadier López Power Plant was subject to the satisfaction of certain conditions that had to occur prior to April 1, 2019. As of the date of this annual report, the acquisition of the Brigadier López Power Plant could not be consummated given that certain conditions to the IEASA Bid were not satisfied, such as the proper issuance by CNV of an unconditional authorization to the terms of the amended financial trust agreement relating to the Brigadier Lopez Power Plant. In addition, there is a discrepancy between Central Puerto and IEASA regarding the satisfaction of certain conditions upon which closing of the acquisition of the Brigadier López Power Plant was subject to. Also, Resolution SRRyME N° 1/2019 adversely affected our ability to obtain financing in connection with the acquisition of the Brigadier Lopez Power Plant. As of the original closing date, April 1, 2019, certain of the conditions to closing of the acquisition had not been satisfied, and an extension of such closing date was necessary. However, Central Puerto and IEASA failed to agree on such extension. On April 26, 2019, Central Puerto duly notified IEASA of such failure to agree on an extension.

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

Resolution 287/2017 of the Secretary of Electricity

Through Resolution No. 287/2017, of May 11, 2017, the Secretariat of Electricity called for a new thermal power tender for the execution of long-term power purchase agreements. The tender focuses on combined cycle conversion projects and co-generation project

The main features of the tender were as follows (further requirements and conditions apply):

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

We submitted bids for Round 2 of the RenovAR Program on October 19, 2017 and, on November 29, 2017, we were awarded a wind energy project called, “La Genoveva I,” which will allow us to add an additional capacity of 86.6 MW to our portfolio and to continue to build a presence in the renewable energies sector. On January 11, 2018 and February 21, 2018, Vientos La Genoveva, acquired an usufruct over the land where La Genoveva I is located. In addition, on March 23, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva S.A and, on that same date, transformed it into a S.A.U.

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

Round 3.0 of the RenovAr Program: Public Bid Process for New Renewable Energy Generation Units

Through Resolution No. 100/2018, dated November 14, 2018, the Government Secretary of Energy launched Round 3.0 of the RenovAr program and issued the bidding terms and conditions ruling such bidding contest.

In this new round, participants can submit bids with respect to electricity projects of no more than 10MW of capacity each, regardless of the applicable technology (wind, solar, etc.). The total capacity to be awarded in this round is 400MW of renewable energy.

According to the current schedule, offers must be filed on or before March 27, 2019, which should be evaluated and qualified on May 7. On May 17, the resolution awarding the PPA’s should be decided, while these agreements should be executed between May 20, and November 8, 2019.

Pursuant to the RenovAR regulatory framework, we were awarded with 3 wind projects: La Castellana I in Round 1, Achiras I in Round 1.5 and La Genoveva I in Round 2.0. The wind farm La Castellana I reached commercial operation date (COD), in August 2019, and Achiras I reached commercial operation date on September 2019. The following table shows the main characteristics of each of the wind farms:

	La Castellana I	Achiras I	La Genoveva I
Location	Province of Buenos Aires	Province of Córdoba	Province of Buenos Aires
Status	In operation	In operation	Under construction
Commercial operation date / Expected commercial operation date	August 2018	September 2018	May 2020(1)
Awarded electric capacity	99 MW	48 MW	86.60MW
Regulatory Framework	RenovAr 1.0	RenovAr 1.5	RenovAr 2.0
Awarded price per MWh	US$61.50	US$59.38	US$40.90
Contract length	20 years, starting from commercial operation	20 years, starting from commercial operation	20 years, starting from commercial operation
Power purchase agreement signing date	January 2017	May 2017	July 2018
Number of units	32 wind turbines	15 wind turbines	21 wind turbines
Wind turbine provider	Acciona Windpower—Nordex	Acciona Windpower—Nordex	Vestas
_____________
(1) The commercial operation date (COD) committed with CAMMESA of La Genoveva I is 720 days after the PPA signing date, which was on July 27, 2018.

Remuneration Scheme

The Current Remuneration Scheme

On February 28, 2019, the Secretary of Renewable Resources and Electric Market of the National Ministry of Economy issued Resolution No. 1/2019 (published in the Official Gazette on March 1, 2019, day in which it came into force), which abrogated Resolution No. 19/17, modifying the remuneration scheme for Authorized Generators in the Wholesale Electricity Market (“Resolution SRRyME No. 1/19”). Resolution SRRyME No. 1/19 establishes that Authorized Generators are those who do not have contracts in the term market in any of its modalities.

According to the recitals of Resolution SRRyME No. 1/19, the remuneration scheme set forth by such regulation aims at being applied transitorily, until the gradual definition and implementation of regulatory mechanisms oriented at achieving an autonomous, competitive and sustainable operation that allows the free contracting between offer and demand, and a technical, economical and operational functioning that makes it possible to integrate the different generation technologies to ensure a trustworthy system at a minimal cost.

Remuneration of thermal generators

The Resolution SRRyME No. 1/19 sets forth, regarding generation from thermal sources, that authorized thermal generators will be remunerated for (i) monthly available capacity and (ii) energy.

Remuneration for available capacity is comprised of (i) a minimum price associated to the real available capacity (DRP) and (ii) a price for guaranteed capacity according to the fulfilment of an offered guaranteed capacity availability (DIGO). DIGO is the capacity availability offered by an authorized thermal generator for each “g” generation unit for each DIGO period (which are: (a) summer period: December-January-February, (b) winter period: June-July-August, (c) remaining periods: (c1) March-April-May, (c2) September-October-November). The power remuneration will be affected according to the use factor (FU) of the generation unit.

Remuneration for energy will be the sum of two items: (i) Generated Energy and (ii) Operated Energy (associated to the rotating power in each hour). The hourly volume of Operated Energy must correspond with the optimal dispatch for the fulfilment of energy and reservoirs assigned. Remuneration for energy is determined at the connection node of the generator.

Remuneration for Available Capacity: the base price to remunerate capacity from thermal sources will be determined pursuant to the following values of capacity base price (PrecBasePot), price of guaranteed capacity (PrecPotDIGO) and use factor (FU):

Technology / Scale	PrecBasePot [USD/MW-month]
CC big P > 150 MW	3,050
CC small P ≤ 150 MW	3,400
ST big P > 100 MW	4,350
ST small P >50 MW	5,200
GT big P> 50 MW	3,550
GT small P ≤ 50 MW	4,600
Internal Combustion Engines	5,200

Period	PrecPotDIGO [USD/MW-month]
Summer: December-January-February	7,000
Winter: June – July – August	7,000
Remaining periods	5,500

Use Factor (FU):

In each “n” month of economic transactions a FU will be calculated for each generation unit (“g”), which is defined as:

FUgn = GenAñoMóvn / (DRPg.n.prom x hs año móvil)

Being DRPg.n.prom: the average real available capacity of the generation unit “g” in the mobile year prior to the “n” month in which the declaration of economic transaction (DTE) is issued.

Being mes = month.

Being kFM = hours of the month outside the agreed maintenance, divided by the hours of the month.

Being Hs año móvil: the total hours of the mobile year prior to the “n” month in which the DTE is issued.

Being GenAñoMovn: the total generation of the generation unit “g” in the mobile year prior to the “n2 month in which the DTE is issued.

In addition to the abovementioned, the remuneration for available capacity will also depend on the real available capacity (DRP), which is the average monthly availability corresponding to the “m” month of each generation unit (“g”) that is not under programmed and agreed maintenance and that will be calculated for thermal authorized generators considering the hourly values registered during the month. The application in the calculation for the “m” month will be made taking into consideration the values registered during the month.

Following the abovementioned, Resolution No. 1/10 sets forth that the monthly remunerating for available capacity shall be proportional to the monthly availability, the use factor of the generation unit and a price that will vary periodically.

In that sense, the resolution under comment differences remuneration of generators that do not declare DIGO from generators that do declare it.

In case of generators that do not declare DIGO, the remuneration is the DRP of the month valued at the capacity base price mentioned above. Availability is calculated detracting forced unavailable capacity and unavailable power due to agreed or programmed maintenance works.

REM BASE [$/mes] = PrecBasePot * DRP [MW] * kFM

Being kFM: hours of the month outside agreed maintenance/hours of the month

In case of generators that declare DIGO, their remuneration for offered guaranteed capacity is a remuneration of available capacity (with cap as physical magnitude to be computed in the DIGO) that is valued as PrecPotDIGO [$/MW-month] according to following:

a)
If DRP ≥ DIGO

REM DIGO [$/month] = (DRP – DIGO) [MW] * kFM * PrecMinPot + DIGO [MW] * kFM *

PrecPotDIGO

b)
If DRP < DIGO

REM DIGO [$/month] = MAX {REM BASE; DRP [MW] * kFM * PrecPotDIGO * DRP / DIGO}

Being kFM = hours of the month outside of agreed maintenance/hours of the month

The total remuneration for available capacity of generators will depend on whether they declared DIGO or not.

Total Remuneration for Available Capacity for Generators that do not declare DIGO: Total remuneration for available capacity will be calculated, for generators that do not declare DIGO, exclusively pursuant to the concepts explained above and its application will be made considering the Use Factor (FU):

●
If FU < 30% REM TOT ($/month) = REM BASE * 0.7

●
If 30%<= FU < 70% REM TOT ($/month) = REM BASE * (FU * 0.75 + 0.475)

●
If FU >= 70% REM TOT ($/month) = REM BASE

Total Remuneration for Available Capacity for Generators that declare DIGO: The sum of the remunerations mentioned above and its application will be made considering the Use Factor (FU):

●
If FU < 30% REM TOT ($/mes) = REM DIGO * 0.7

●
If 30%<= FU < 70% REM TOT ($/mes) = REM DIGO * (FU * 0.75 + 0.475)

●
If  FU >= 70% REM TOT ($/mes) = REM DIGO

Energy Remuneration

Energy remuneration is comprised of two items: (i) generated energy and (ii) operated energy. This remuneration is determined at the connection node of the generator.

Remuneration for Generated Energy

For conventional thermal generation, a máximum value (depending on the kind of fuel used by the generation unit “g”) will be considered in concept of non-fuel variable costs [CostoOYMxComb], as indicated in the below chart, for the energy delivered in each hour:

Technology/Scale	CostoOYMxComb
	Natural Gas [US$/MWh]	FuelOil/GasOil [US$/MWh]	BioComb [US$/MWh]	Mineral Coal [US$/MWh]
CC big P > 150 MW	4	7	10	-
CC small P < 150 MW	4	7	10	-
TV big P > 100 MW	4	7	10	12
TV small P < 100 MW	4	7	10	12
TG big P > 50 MW	4	7	10	-
TG small P < 50 MW	4	7	10	-
Internal Combustion Engines	4	7	10	-

The values expressed in the above chart will be the maximum that shall be recognized as non-fuel variable cost (CVNC) in the production variable cost (CVP) declarations for generators that operate with their own fuel. For each generation unit that is subject to its own supply of fuel, which is being required to dispatch and does not have the fuel pursuant to which it was requested to dispatch, such generation unit will lose its dispatch ranking until (in case of being necessary) CAMMESA provides the necessary fuel for its operation. In this last case, the generator will only be remunerated for Generated Energy,50% of the corresponding CVNC.

Remuneration for Operated Energy

Generators receive a monthly remuneration for Operated Energy, represented by the integration of the hourly powers in the period, valued at 1.4 US$/MWh for each kind of fuel used by the generation unit. For each generation unit subject to its own supply of fuel, which is being required to dispatch and does not have the fuel pursuant to which was requested to dispatch, such generation unit will lose its dispatch ranking until (in case of being necessary) CAMMESA provides the necessary fuel for its operation. In this last case, Operated Energy will only be acknowledged up to the Generated Energy of the generation unit and the valorization price of such Operated Energy will be reduced in 50%.

Remuneration of hydroelectrical generators

Remuneration of authorized hydroelectrical generators is comprised of (i) a payment for monthly available capacity and (ii) a payment for energy (which is comprised of two items: (a) generated energy and (b) operated energy).

Remuneration for Available Capacity

This remuneration will depend on the DRP and a capacity base price. The latter will be determined pursuant to the following values considering the technology of the generation unit and its size.

Technology/Scale	Capacity Base Price (PrecBasePot) [USD/MW-month]
Large HI Units with P > 300 MW	3,000
Medium size HI Units with P > 120 and < 300 MW	4,000
Small HI Units with P > 50 and < 120 MW	5,500
Renewable HI Units with P < 50 MW	9,000
Large HB pumping Units with P > 300 MW	1,500
Medium size HB pumping Units with P > 120 and < 300 MW	2,500

DRP is the average monthly available capacity corresponding to the “m” month of each generation unit (“g”) that is not under programed and agreed maintenance and that will be calculated for hydroelectrical authorized generators considering the monthly average real availability determined independently from the real level of the dam or the inputs and expenditures. The application in the calculations for month “m” is made taking into consideration the values registered in the month. In the case of hydroelectrical pumping units (HB), it must be considered, for the evaluation of its availability, both the corresponding to its operation as a turbine in all the hours of the period, as well as its availability as pump in all the hours of the period.

Following the abovementioned, remuneration of availability capacity (REM PBASE[$/month) is calculated pursuant to the following formula:

REM PBASE [$/month] = PrecBasePot * DRP [MW] * kFM

Being kFM: hours of the month outside agreed maintenance/hours of the month

Remuneration for Energy

This remuneration, which is determined at the connection node of the generator, is comprised of two items (i) remuneration for generated energy and (ii) remuneration for operated energy.

With respect to the remuneration for generated energy, in each hour, the price of the energy generated will be 3.5 US$/MWh.

Regarding remuneration for operated energy, generators will receive a monthly remuneration, represented by the integration of hourly powers in the period, equal to 1.4 US$/MWh. The hourly volume of operated energy must correspond to the optimal dispatch for the fulfilment of energy and reservoirs assigned.

With relation to hydroelectrical pumping plants operating as a synchronic compensator, they will be granted a 1.0 US$/MVAr for the MVAr exchanged with the grid in required hours.

Generators using alternative sources

Generators using alternative sources will be remunerated for the energy supplied (Non-Conventional Energy Remuneration, REM ENC).

Resolution SRRyME No. 1/19 sets forth that energy generated form non-conventional resources (solar, eolic, biomass, biogas) will be priced at US$ 28/MWh (Non-Conventional Energy Price, PENC).

Following this, the Non-Conventional Energy Remuneration will be calculated by the hourly integration in the month of the energy generated by generation unit “g” in each hour “h” [EGengh] by PENC in that hour:

REM ENC ($/month) = ∑h.month (PENC * EGengh)

Generation coming from units that are in a stage prior to commercial authorization will be granted 50% of the corresponding remuneration until reaching such authorization.

Resolution SEE 70/18 - Option to purchase fuel for units under Energía Base Regulatory Framework

On November 7, 2018, pursuant to Res. SEE 70/18, the Argentine government authorized generators to purchase their own fuel for assets under the Energía Base Regulatory framework. If generation companies opt to take this option, CAMMESSA values and pays the generators their respective fuel costs in accordance with the Variable Costs of Production (CVP) declared by each generator to CAMMESA. The agency in charge of dispatch (Organismo Encargado del Despacho or “OED” using the Spanish acronym) -CAMMESA- will continue to supply the fuel for those generation companies that do not elect to take this option.

The Previous Remuneration Scheme

Resolution SEE No. 19/17

On January 27, 2017, the Secretariat of Electric Energy issued Resolution SEE No. 19/17 (published in the Official Gazette on February 2, 2017), replacing Resolution SE No. 95/13, as amended. As explained above, Resolution SEE No. 19/17 was abrogated by Resolution SRRyME No. 1/19.

Pursuant to Resolution SEE No. 19/17, the Secretariat of Electric Energy established that electric power generators, co-generators and self-generators acting as agents in the WEM operating conventional thermal power plants, may submit guaranteed availability offers (ofertas de disponibilidad garantizada) in the WEM. Pursuant to these offers, these generation companies may commit specific capacity and power output, provided that such capacity and energy had not been committed under PPAs entered into in accordance with Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07 and 200/09 of the former Secretary of Energy, Resolution No. 21 of the Secretariat of Electric Energy, and Resolutions Nos. 136/16 and 213/16 of the Ministry of Energy and Mining, as well as PPAs subject to a differential remuneration scheme established or authorized by the Ministry of Energy and Mining. Offers must be accepted by CAMMESA (acting on behalf of the WEM agents demanding electric power), acting as the purchaser of the power under the guaranteed availability agreements (compromisos de disponibilidad garantizada). Resolution SEE No. 19/17 established that such agreements may be assigned to electricity distribution companies and Large Users of the WEM once the state of emergency of the electric power sector in Argentina elapses (according to Decree No. 134/2015, such emergency expired on December 31, 2017). Generator agents fully or wholly-owned by the Argentine government are excluded from the scope of Resolution SEE No. 19/17.

The term of the guaranteed availability agreements were 3 years, and their general terms and conditions were established in Resolution SEE No. 19/17.

According to such regulation, the remuneration in favor of the generator was calculated in U.S. dollars pursuant to the formulas and values set forth in the aforementioned resolution and comprised (i) a price for the monthly capacity availability, and (ii) a price for the power generated and operated.

Resolution SEE No. 19/17 also established that WEM agents that operate conventional hydroelectric power plants, pumped hydroelectric power plants and power plants using other energy resources shall be remunerated for the energy and capacity of their generation units in accordance with the values set forth in such resolution, and provided that such energy and capacity has not been committed under PPAs entered into in accordance to Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07 and 200/09 of the former Secretary of Energy, Resolution No. 21/16 of the Secretariat of Electric Energy, and Resolutions Nos. 136/16 and 213/16 of the Ministry of Energy and Mining.

The abrogated remuneration scheme established by Resolution SEE No. 19/17 included the following items:

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

Unit	Power (MW)	Minimum capacity price (US$/MW per month)	Base capacity price May-Oct 2017 (US$/MW per month)	Base capacity price after Nov 2017 (US$/MW per month)	Additional capacity price May-Oct 2017 (US$/MW per month)	Additional capacity price after Nov 2017 (US$/ MW per month)
TG	P<50	4,600	6,000	7,000	1,000	2,000
TV	P<100	5,700	6,000	7,000	1,000	2,000
	P>100	4,350	6,000	7,000	1,000	2,000
CC	P<150	3,400	6,000	7,000	1,000	2,000
	P>150	3,050	6,000	7,000	1,000	2,000
HI	P>300	N/A	2,000	2,000	500	1,000

Thermal Generation:

For thermal units, the price for Available Capacity is calculated as follows:

If a generator did not submit the DIGO or DIGOasig, the price for available capacity will be equal to the Minimum Price (“REM MIN” in Spanish):

REM MIN (US$/month) = Minimum Capacity Price * DispReal (MW) * kM where:

kM = accounts for hours of the month minus scheduled maintenance hours of the month.

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

where:

kM = accounts for hours of the month minus scheduled maintenance hours of the month.

Hydroelectric Generation

For hydroelectric units, the price for Available Capacity is calculated as follows:

●
Base Price is equal to Base Capacity Price * (DispReal + scheduled maintenance), and

●
Additional Price is equal to Additional Capacity Price * DispReal

Unlike thermal units, hydroelectric units charge for these items, either dispatched or not (regardless of the reservoir level), to the extent they are not under forced unavailability.

(2) Price for Generated and Operated Power

	Generated power				Operated power
Unit	Natural gas	Liquids	Biodiesel	Hydro	Natural gas	Liquids	Biodiesel	Hydro
	US$/MWh	US$/MWh	US$/MWh	US$/MWh	US$/MWh	US$/MWh	US$/MWh	US$/MWh
GT	5.0	8.0	11.0		2.0	2.0	2.0
ST	5.0	8.0	11.0		2.0	2.0	2.0
CC	5.0	8.0	11.0		2.0	2.0	2.0
HI P>300MW				3.5				1.4

Operated Power means the integral function of the hourly power capacity dispatched during the period, including all power and reserves allocated to that generator. The hourly energy of Operated Power will be consistent with the optimal dispatch for the achievement of the allocated power and reserves.

Efficiency Incentives

On a quarterly basis, actual fuel consumption is compared to reference consumption for each unit and fuel type. The percentage difference is added to increase the value of Generated Power from the respective fuel plus the fuel related to Operated Power and is recognized as an additional amount only in the case of power generated with the fuel supplied. The base price will not be affected by increased consumption. Reference values for specific consumption are as follows:

	Natural gas	Alternative fuels
Unit	kcal/kWh	kcal/kWh
GT	2,400	2,600
ST	2,600	2,600
Large CC (>180 MW)	1,680	1,820
Other CC	1,880	2,000

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

On May 31, 2013, Central Puerto, HPDA and CTM complied with the terms of Resolution No. 95. LPC informed the former Secretariat of Electric Energy of its intention to comply with the scheme described above with amendments to certain sections. However, as of the date of this annual report, the former Secretariat of Electric Energy has not given an answer to these amendments. Therefore, the new remuneration scheme described above is not applicable to LPC and, consequently, the previous regulation remains in force. As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results for years ended December 31, 2018, 2017 and 2016 as discontinued operations in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”.

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

The Secretariat of Electric Energy amended the remuneration scheme established by Resolution No. 482 through Resolution SEE No. 22/16.

Resolution SE No. 95/13 Remuneration Scheme

The remuneration scheme of Resolution SE No. 95/13, as amended by Resolution SEE No. 22/16, included the following items:

(1) Fixed Costs Remuneration

The fixed costs remuneration was determined on a monthly basis assuming the following prices (applicable as of February 2016):

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

Evolution of Supply and Demand in the Argentine Energy Sector Structure

Structural Characteristics of the Energy Sector

The evolution of the demand and the energy consumption in Argentina is correlated with the evolution of the GDP, which implies that the higher the economic growth, the higher the energy demand. The graphic set forth below shows the following correlation for the period between 1994 and 2018: the historical growth of energy consumption was of 2.94% annually over the past 59 years, with an annual average of 3.2% since 2002, although between 2002 and 2018 the economic growth rose to an average of 4.09% annually.

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

The structure of energy consumption in Argentina is strongly dependent on hydrocarbons, at almost approximately 63.8%. This percentage has remained stable in the last four years.

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

● 54.00% of the energy supply is dependent on natural gas despite significant restrictions imposed on electric power generators and the penetration of gas consumption in the energy market, which is higher than in most countries that have a large surplus production of natural gas.

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

Structure of the Electric Power Supply in Argentina

The nominal installed capacity in Argentina was reported by CAMMESA to be 38,538 MW as of December 31, 2018. However, the operational electric power generation capacity effectively available at any given time could be estimated at around 33,386 MW as an average of 2018. Availability estimated by CAMMESA for thermal units is approximately 79% due to the lack of proper fuel supply, difficulties in achieving nominal efficiency and unavailability of several generating units under maintenance. Moreover, the generation supply depends heavily on liquid fuel use that diminishes capacity availability and there are certain transmission restrictions.

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

There are three main centers of electric power supply in Argentina:

● Buenos Aires-Greater Buenos Aires-Coastline

● Comahue

● Northeast Argentina

Electric power supply and demand were linked in the past by a radial system to Buenos Aires. This system presented risks of instability in various regions whose demand had grown but had insufficient local generation (e.g., Cuyo, Northwest Argentina in Salta, Central and Greater Buenos Aires). For this reason, the Argentine government changed the system and now is using a peripheral system. The Argentine government has made very large investments in a substantial expansion of electric transmission, totaling 500 kV. Such investments include laying peripheral high voltage lines totaling 550 kV (that may not have an immediate economic impact but will have positive effects on the system in the long-term) in the following locations:

● Northeast and northwest Argentina

● Comahue-Cuyo

● Southern Patagonia

The following chart shows the development of electric power generation by type of source:

Source: CAMMESA

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

The following chart shows the demand for electric power in 2018 by customer type:

Source: CAMMESA

The following chart shows the evolution of the demand for electric power over the last several years:

Source: CAMMESA

The following chart shows the power demand from November 2006 to February 2019:

Source: CAMMESA

The correlation between the evolution of GDP and electric power demand is strong, although when there is a strong reduction of the GDP, electric power demand falls relatively little. It should also be noted that, in an environment of low economic growth, electric power demand grows at rates higher than the GDP, as shown below:

Source: CAMMESA, INDEC

CAMMESA divides Argentina into regions that have similar characteristics in terms of demand, socio-economic characteristics and electric subsystems. Such regions are: (i) the City of Buenos Aires and its suburbs, (ii) the Province of Buenos Aires, (iii) Santa Fe and Northwest Buenos Aires, (iv) the Center, (v) the Northwest, (vi) Cuyo, (vii) the Northeast, (viii) Comahue and (ix) Patagonia.

Demand is significantly concentrated in the areas of the City of Buenos Aires, the Province of Buenos Aires, Santa Fe and Northwest Buenos Aires, which comprises approximately 61% of the demand. While growth rates in other regions such as the Northwest, Comahue and Patagonia are higher compared to the rest, changes to the concentration of the demand structure are not substantial over the period of measurement.

The chart below shows electricity demand by region for 2018:

Source: CAMMESA

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

Energy demand throughout the hours of each month grew in 2006, reflecting a sharp increase in industrial activity and mass consumption in the economy. Such demand declined due to restrictions on industrial power consumption in the winter of 2007, and the international crisis at the end of 2008 and early 2009. However, such decline in consumption has reversed since mid-2011 due to a growth in demand.

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

The demand for electric power in the residential sector resumed a high growth trend in 2015. In 2015, residential consumers demand increased 4.5%, despite moderate increases in rates to a small portion of consumers. During 2016, 2017 and 2018, demand increased 0.8%, decreased 0.4%, and increased 0.3%, respectively, as compared to the same period the previous year, despite a drop of 2.5% of the GDP.

During 2016, 2017, and 2018, total demand of electricity increased 3.0%, decreased 2.0% and increased 1.79%, respectively, as compared to the same period the previous year, while the GDP decreased 2.1%, increased 2.7%, and dropped 2.5%.

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

During January and February 2016 there were successive high peaks of consumption of electric power for a business day, after two years of not surpassing the previous record reached in January 23, 2014. A peak of consumption of 25,380 MW was reached on February 12, 2016, but restrictions were implemented to the demand of the distributors of Buenos Aires, Greater Buenos Aires and La Plata. A new peak of consumption of 26,320 MW was reached on February 8, 2018.

In addition, on January 29, 2019 a new electric energy consumption record was reached with a total of 544,4 GWh consumed, but no restrictions on demand, as the ones mentioned above, were implemented.

	Power consumption records
	Previous records		New records		Variation (%)	Variation (MW)
	Peak of electric power capacity (MW)
Working day	Feb 24, 2017	25,628	Feb 8, 2018	26,320	2.7	692
Saturday	Feb 25, 2017	22,390	Dec 30, 2017	22,543	0.7	153
Sunday	Dec 27, 2015	21,973	Feb 28, 2017	22,346	1.7	373
	Energy (GWh)				Variation (%)	Variation (GWh)
Working day	Feb 8, 2018	543.0	Ene 29, 2019	544.4	0.3	1.4
Saturday	Jan 18, 2014	477.9	Dec 30, 2017	478.4	0.1	0.5
Sunday	Dec 27, 2015	432.9	Feb 26, 2017	437.6	1.1	4.7

Source: CAMMESA

The peak demand of power of February 8, 2019 was covered with a hydroelectric supply of 8,335 MW, nuclear supply of 912 MW, renewable energy supply of 50 MW and a thermal supply of 17,023 MW.

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

It is important to note that the generation capacity is not actually available at times of peak demand. Both in summer and especially in winter, there is an effective generation capacity to meet the demand. The effective capacity available (which means the capacity actually available) is significantly lower than the nominal installed capacity.

Despite all efforts, it is unlikely for there to be complete nominal capacity available at any given time. Instead, the power generation capacity industry generally anticipates and takes into account a percentage of unavailability that can range between approximately 20% and 25%, which is likely to increase in the coming years.

This critical variable is central to the efforts made by CAMMESA and the generators to invest in the proper maintenance of the units. Although the unavailability factor over the long-term in the thermal plants in Argentina has historically been approximately 30%, it fell below 20% for a period in the early 2000s. In general, the unavailability factor of the hydroelectric plants in Argentina is not significant, except for the existing damage in the turbo groups of Yacyretá. In the nuclear sector, historical unavailability has been important because of the periodic maintenance that units have to go through. In particular, the Embalse nuclear plant commenced, starting in January 1, 2016, a two-year period in which it was not in operation. Additionally, the Atucha II nuclear plant, which was generating energy on a trial basis since 2015, received its commercial authorization during the first half of 2016, adding a nominal capacity of 745 MW to the SADI.

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

Source: CAMMESA, Company analysis

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

On April 13, 2000, the Argentine Congress passed Law No. 25,246, as amended by Laws No. 26,087, 26,119, 26,286, 26,683, 26,734, 26,831 and 26,860 (together the “Anti-Money Laundering Law”), which defines money laundering as a type of crime. In addition, the law, which supersedes several sections of the Código Penal de la Nación Argentina (Argentine Criminal Code), established severe penalties for anyone participating in any such criminal activity and created the Unidad de Información Financiera (UIF) (Financial Information Unit), establishing an administrative criminal system.

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

In accordance with Resolution No. 229/2014 of the UIF, the Central Bank, the CNV, the Superintendence of Insurance of the Nation (Superintendencia de Seguros de la Nación) and the National Institute of Associativism and Social Economy (Instituto Nacional de Asociativismo y Economía Social) are considered “Specific Control Agencies” (Órganos de Contralor Específico). In such capacity, Specific Control Agencies must cooperate with the UIF in the evaluation of compliance with the anti–money laundering proceedings of the legally bound reporting those parties subject to their control which have infringed the prevention regime. In that respect, they are entitled to supervise, monitor and inspect such entities, and if necessary, take disciplinary action against infringers.

Resolution No. 30/2017 and Resolution No. 21/2018 of the UIF (“Resolution 30” and “Resolution 21”, respectively), determine the minimum compliance requirements which a system designed to prevent the crimes of money laundering and terrorism financing should include, as is the case of the “know your customer” duties, as well as the obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorist financing transactions. These two resolutions have been issued by the UIF as a result of its new risk-oriented approach, pursuant to which the UIF has shifted its formalist approach while attempting to implement a more efficient regime to prevent money laundering and terrorism financing, based on the revised FATF recommendations of 2012. Under current regulations, Reporting Parties (Sujetos Obligados) have to first evaluate their risks and then adopt administrative and effective measures in order to prevent money laundering within their organizations.

Resolution No. 21/2018 of the UIF, which replaced Resolution 229/2011 and replaced partially Resolution 140/2012 (“Resolution 21”) establishes certain measures to be observed by stockbrokers and brokerage houses, managers of mutual investment funds, over-the-counter agents, intermediaries in the purchase, lease or borrowing of securities operating under the orbit of stock exchanges with or without adherent markets and intermediary agents registered in the futures and options markets (“Reporting Parties under Resolution 21”). This Resolution incorporated as Reporting Parties the persons included in section 22.20 of the Anti-Money Laundering Law acting as financial trustees whenever their securities are authorized by CNV. Resolution 21 also complement Resolution 30, directed at the financial sector, including the guidelines for money laundering and terrorist financing Risk Management and minimum compliance that the legally bound financial reporting parties of the Capital Markets sector must adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties with criminal objectives of money laundry and terrorist financing.

Fundamentally, the aforementioned resolution shifts the formalistic regulatory compliance approach to a risk-based approach, in order to ensure that the actions implemented are proportional to the identified risks. Therefore, the legally bound financial reporting parties must identify and evaluate their risks and, depending on this, adopt management and mitigation measures in order to more effectively prevent money laundry and terrorist financing. Thus, they are enabled to implement certified technological platforms that allow carrying out procedures at a distance, without personal display of the documentation, while complying with the Due Diligence duties.

Furthermore, new categories of agents have been contemplated, that is, the Liquidation and Compensation Agents, the Negotiation Agents (in activities carried out in the field of Capital Markets) and the Collective Investment Products Management Agents of the Mutual Funds, as well as the financial trusts with public offer, their fiduciaries, trustors and any natural or legal person directly or indirectly related to them, are also covered by the regulation, partially repealing the UIF Res. 140/2012 only on such parties, continuing the provisions of it for the remaining trusts.

On December 28, 2018, by means of Resolution 156/2018, the amended and restated texts of Resolutions 30/2017, Resolution 21 and Resolution 28/2018, according to the terms of Decree 891/2017 of Good Practices with regard to Simplification. By virtue of Resolution 156/18, the measures, procedures and controls that the reporting parties listed in those resolutions must adopt and re-apply to manage the risk of being used by third parties with criminal purposes of money laundering and financing of the terrorism. It is also established that those reporting parties must establish a chronogram of digitization of the bundles of pre-existing clients, taking into account the risk they present.

The Central Bank and the CNV must also comply with anti-money laundering regulations set forth by the UIF, including reporting suspicious transactions. Pursuant to Resolution No. 229/2014 of the UIF, the Central Bank and the CNV are considered “Specific Enforcement Agencies”. As such, they must cooperate with the UIF in assessing compliance with the anti-money laundering procedures by the reporting parties subject to their control. To such end, they are entitled to supervise, monitor and inspect such entities and, if necessary, implement certain corrective actions and measures.

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

In November 2018, the UIF issued Resolution 134/2018, which updates the list of persons that should be considered "politically exposed" (PEP) in Argentina, taking into account the functions in which they perform or have performed, as well as its relationship of closeness or affinity with third parties who perform or have performed in such functions.

On December 26, 2018, the UIF issued resolution 154/2018 modifying the existing supervision procedures, for new designs that are adapted and according to the international standards promoted by the FATF, which must be applied on compliance with risk-based approach. As a result, the UIF approved its "Risk Based Supervision Procedure of the Financial Information Unit", repealing the provisions of Annexes II, III and IV of Resolution 104/2010, article 7 and the provisions of the Annexes V and VI of Resolution 165/2011 and of Annex III of Resolution 229/2014.

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

(1) Percentages indicate direct and indirect investments of the Company in DGCU and DGCE.
(2) Percentages reflect our equity interests in the operating companies TJSM, TMB and CVO. After the plants have been operational for ten years, their ownership will be transferred to the operating companies. For more information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”
(3) Percentages indicate a 2.45% direct investment of the Company in Energía Sudamericana S.A., and the Company’s indirect interest of 42.55% in Energía Sudamericana S.A., through our equity interest in IGCE.
(4) See “Item 4.B. Business overview—Our Subsidiaries— Parques Eólicos Australes S.A.”
For more information on our subsidiaries, see “Item 4.B. Business overview—Our Subsidiaries.”

 Item 4.D Property, plants and equipment

Property, Plant and Equipment

Most of our property, plant and equipment is intended to be used in the generation of electric power and 100.00% of it is located in Argentina.

We have no significant assets under capital lease or lease agreements.

The following table provides certain information regarding the operation of our power plants that we owned as of December 31, 2018:

Site	Plant	Unit	Installedcapacity		Type	Fuel type(if any)
Puerto Complex			1,714	MW
	Puerto Nuevo plant		589	MW
		PN TV07	145	MW	Thermal	NG / FO
		PN TV08	194	MW	Thermal	NG / FO
		PN TV09	250	MW	Thermal	NG / FO
	Nuevo Puerto plant		360	MW
		NP TV05	110	MW	Thermal	NG / FO
		NP TV06	250	MW	Thermal	NG / FO
	Puerto combinedcycle plant		765	MW
		CC GE	765	MW	Thermal	NG / GO
Piedra del Águila			1,440	MW
	Piedra del Águila plant		1,440	MW
		PAGUHI	1,440	MW	Hydroelectric
Luján de Cuyo			509	MW
	Luján de Cuyo plant		509	MW
		Siemens combined cycle	306	MW	Thermal	NG
		ALSTOM TG23	23	MW	Thermal	NG / GO
		ALSTOM TG24	23	MW	Thermal	NG / GO
		MARELLI TV11	60	MW	Thermal	NG / FO
		MARELLI TV12	60	MW	Thermal	NG / FO
		ABB TG22	36	MW	Thermal	NG / GO
		CTRL HIDRÁULICA	1	MW	Hydroelectric
La Castellana			99	MW
	La Castellana wind farm		99	MW	Wind
Achiras			48	MW
	Achiras wind farm		48	MW	Wind

Reference: NG: natural gas; FO: fuel oil; GO: gas oil

We believe that all of our production facilities are in good operating condition. We believe that we have satisfactory title to our plants and that our facilities are in accordance with standards generally accepted in the electric power industry. As of December 31, 2018, the consolidated net book value of our property, plant and equipment was Ps. 22.57 billion.

The following table lists the value of our property, plant and equipment as of December 31, 2018:

Main Item	As of December 31, 2018
(in thousands of Ps.)
Lands and buildings	2,250,690
Electric power facilities	6,242,660
Wind turbines	3,441,847
Gas turbines	5,311,940
Construction in progress	5,120,717
Others	199,564
Total	22,567,418

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

	2013	2014	2015	2016	2017	2018(1)
Economic activity
Nominal GDP in current US$(2) (in millions of US$)	610,760	563,955	642,665	554,448	642,413	516,981
Real gross domestic investment(3) (pesos of 2004) (% change) as % of GDP	(0.1)%	(4.35)%	0.71%	(3.78)%	9.30%	(3.39)%
Price indexes and exchange rate information
INDEC CPI (% change)(4)	10.9%	24.0%	11.9%	16.9%	24.8%	47.6%
Economic activity
Inflation (as measured by the City of Buenos Aires CPI) (% change)(5)	26.60%	38.0%	26.9%	41.0%	26.1%	45.5%
Inflation (as measured by the Province of San Luis CPI) (% change)(5)	32.0%	39.4%	31.6%	31.5%	24.3%	50.0%
Wholesale price index (WPI) (% change)	14.7%	28.3%	10.6%(5)	34.5%(5)	18.8%	73.50%
Nominal exchange rate(6) (in Ps./US$ at period end)	6.52	8.55	13.00	15.89	18.65	37.70

Sources: Ministry of Public Works of Argentina, Banco de la Nación Argentina and Instituto Nacional de Censos y Estadísticas (INDEC).
_____________
(1) Variation provided by INDEC as of December 2018. Real GDP data of 2011-2014 was restated by INDEC.
(2) Calculations based on the nominal GDP in pesos as reported by INDEC in December 2018, divided by the average nominal Ps./US$ exchange rate for each period as reported by the Banco de la Nación Argentina.
(3) Calculations for years 2013 through 2018 based on real gross domestic investment (pesos of 2004) and GDP as reported by INDEC in March 2019.
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

During 2016, Argentina’s GDP decreased 2.1%, primarily as the result of (i) an increase of 5.8% in imports of goods and services rather than consumption of internal production and (ii) a decrease of 5.8% in gross investments. These factors were partially offset by an increase of 5.3% in exported goods and services.

During 2017, as compared to 2016, Argentina’s GDP increased 2.7%, primarily as the result of (i) an increase of a 12.2% in gross investments, (ii) a 4% increase in private consumption and (iii) a 2.7% increase in public consumption (iv) a 1.7% increase in exports. These factors were partially offset by an increase of 15.4% in imports.

During 2018, as compared to 2017, Argentina’s GDP decreased 2.5%, primarily as the result of (i) a decrease of a 5.8% in gross investments, (ii) a 2.4% decrease in private consumption and (iii) a 3.3% decrease in public. These factors were partially offset by a decrease of 5.1% in imports.

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

In light of these uncertainties, the long-term evolution of the Argentine economy remains uncertain. The real GDP growth rate increased in 2017, and the inflation rate was 24.8%. In 2018, the real GDP growth rate decreased, and the inflation rate was 47.64%. According to the IMF, Argentina is implementing policies, efforts and strong determination to address macro-economic imbalances and advance their economic stabilization plan. The high fiscal and external deficits, the two imbalances at the heart of the 2018 financial crisis, are in the midst of a significant correction. Economic activity has been weak but there are good prospects for a gradual recovery.

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

Even if in the recent years there was an important increase in the general level of prices, the three-year cumulative inflation was below 100%. However, due to macroeconomic factors, the triennial inflation was above that figure in 2018. Moreover, the goals of the Argentine government and other available projections show that this trend will not be reverted in the short term. In order to evaluate the aforementioned quantitative condition, and also to restate the financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index ("CPI") as of January 2017 (base month: December 2016) with the Domestic Wholesale Price Index ("IPIM"), both published by the Institute National Statistics and Census ("INDEC") until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the IPIM, the variation in the CPI of the Autonomous City of Buenos Aires was applied. Considering the aforementioned index, inflation was 47.64%, 24.79% and 34.59% in the years ended December 31, 2018, 2017 and 2016, respectively. See “Risks Relating to Argentina—As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries” and “—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected.”

Therefore, our financial statements as of and for the year ended December 31, 2018, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and unless otherwise stated, the financial information included elsewhere in this annual report, have been restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the Argentine Securities Commission.

Accordingly, we have recognized a loss regarding the effect of adjustment by inflation of Ps. 4,036 million, Ps. 152 million and Ps. 1,837 million in our financial statements for the years ended 2018, 2017 and 2016, respectively. See Note 2.1.2 to our financial statements.

For further information, see Note 2.1.2 to our financial statements.

Foreign Currency Fluctuations

We are exposed to exchange rate risk in connection with the U.S. dollar to the Argentine peso exchange rate, as part of our capital expenditures, financial obligations and operating expenditures were denominated in U.S. dollars. This exchange rate risk was greater prior to February 2017, as before then, our main source of revenue was denominated in Argentine pesos. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations” and “Item 10.D. Exchange Controls.”

The depreciation of the peso with respect to the U.S. dollar exceeded 32.6% in 2013 and 31.2% in 2014. In 2015, the peso depreciated approximately 52% with respect to the U.S. dollar, including an approximately 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation during the last quarter of the year, primarily concentrated after December 16, 2015 as a consequence of the Macri administration’s elimination of a significant portion of foreign exchange controls. The devaluation of the peso with respect to the U.S. dollar totaled 21.86% in 2016, and 17.36% in 2017 and 102.16% in 2018. The peso depreciated approximately 19.10% from January 1, 2019 through April 25, 2019.

As of December 31, 2018, we did not have derivatives that met the requirements established by IFRS to be designated as an effective hedge for this particular risk. However, as of December 31, 2018, we had accounts receivable, financial assets available-for-sale, financial assets at fair value through profit or loss, cash and short-term investments denominated in foreign currency totaling US$357.8 million, while at the same time we had liabilities denominated in foreign currency totaling US$297.7 million and, hence, as of such date, our exposure to changes in foreign currency was substantially mitigated. For more information, see “—Market Risk Analysis.”

Any significant depreciation of the peso would result in an increase in the cost of servicing our debt and in the cost of imported supplies or equipment and, therefore, may have a material adverse effect on our results of operations. With respect to fuels used in connection with the energy we sell under the Energía Base (which represented more than 95% of our energy sales in terms of output in 2016), the exposure to changes in fuel prices is not material since, under current applicable regulation, the fuel for the electric power sold under the Energía Base is required to be acquired from and supplied by CAMMESA, free of any cost to us; hence, it is not currently an integral part of the price charged by the generator.

The Argentine government has taken measures to normalize the macroeconomic situation, setting an exchange rate band in effect as of October 1, 2018, as part of the terms and conditions of the 2018 IMF Agreement. In addition, and as a result of the 2018 IMF Agreement, Argentina started to stabilize the balance of trade near to cero deficit, with measures that include reducing restrictions to accessing international financing, eliminating exchange controls and entering into agreements with hold-out creditors. For more information, see “Item 10.D. Exchange Controls.”

Our Revenues

The following chart shows a breakdown of our revenues from continuing operations for the periods indicated:

	Year endedDecember 31,
	2018		2017		2016
	(in thousandsof Ps.)	Percentageof revenues	(in thousandsof Ps.)	Percentageof revenues	(in thousandsof Ps.)	Percentage ofrevenues
Energía Base (Resolution SE No. 19/2017, SGE 70 and 95/2013, as amended)(1)	12,667,903	88.80%	9,134,802	94.77%	6,616,864	93.94%
Sales under contracts(2)	896,802	6.29%	273,285	2.84%	215,479	3.06%
Steam sales (3)	245,950	1.72%	230,481	2.39%	211,696	3.00%
Resale of gas transport and distribution capacity	193,889	1.36%	-	0.00%	-	0.00%
Revenues from CVO thermal plant management	260,826	1.83%	-	0.00%	-	0.00%
Total revenues from ordinary activities	14,265,370	100%	9,638,568	100%	7,044,039	100.00%

(1) Includes (i) sales of energy and power to CAMMESA remunerated under Resolution No. 95 and Resolution No. 19/2017 (ii) sales of energy and power to CAMMESA not remunerated under Resolution No. 95, (iii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity and (iv) income related to Res. SEE 70/18. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine Government—The National Program.”
(2) Includes (i) term market sales under contracts, (ii) energy sold under the Energía Plus and (iii) RenovAr Program sales under contracts (for more information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”).
(3) Includes steam sold under steam sale contract with YPF from the Luján de Cuyo Plant.

From February 2017 to February 28, 2019, sales under the Energía Base were regulated by the Resolution SEE No. 19/17, which replaced Resolution SE No. 95/13, as modified by Resolution SE No. 529/14, Resolution SE No. 482/15 (the “Resolution No. 482”) and Resolution SEE No. 22/16, and denominated the relevant rates in U.S. dollars. In the year ended December 31, 2017, we sold over 98.97% of the electric power we generated and derived 94.77% of our revenues under the Energía Base. In the year ended December 31, 2018, we sold over 97.68% of the electric power we generated and derived 88.80% of our revenues under the Energía Base. We also continue to sell a portion of electric power in the spot market under the regulatory framework established prior to the Energía Base and receive remuneration from CAMMESA under Resolution No. 724/2008, relating to the repayment of maintenance expenses. As of March 1, 2019, a new remuneration scheme for Energía Base came into force with Resolution SRRyME No. 1/19. For more information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

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

The Energía Base

The Energía Base accounts for our largest source of revenue. Resolution SE No. 95/13, which was enacted in February 2013, changed the manner in which electric power was remunerated in the spot market and established the Energía Base. From February 2017 to February 28, 2019 (included), sales under the Energía Base were regulated by Resolution SEE No. 19/17. Since March 1, 2019, the Energía Base sales have been regulated by Resolution SRRyME No. 1/19.

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

Pursuant to this resolution, which was in effect until February 28, 2019 (included), the Secretariat of Electric Energy established that electric power generators, co-generators and self-generators acting as agents in the WEM and which operate conventional thermal power plants, may make guaranteed availability offers (ofertas de disponibilidad garantizada) in the WEM. Pursuant to these offers, these generation companies may commit specific capacity and power output of the generation, provided that such capacity and energy had not been committed under PPAs entered into in accordance with (i) Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07 and 200/09 of the former Secretary of Energy, (ii) Resolution No. 21/16 of the Secretariat of Electric Energy and (iii) Resolutions Nos. 136/16 and 213/16 of the Ministry of Energy and Mining, as well as PPAs subject to a differential remuneration scheme established or authorized by the Ministry of Energy and Mining. The offers must be accepted by CAMMESA (acting on behalf of the WEM agents demanding electric power), which entity will be the purchaser of the power under the guaranteed availability agreements (compromisos de disponibilidad garantizada). Resolution SEE No. 19/17 established that such agreements may be assigned to electricity distribution companies and Large Users of the WEM once the state of emergency of the electric power sector in Argentina has ended (according to Decree No. 134/1995, such emergency was declared until December 31, 2017). Generator agents fully or wholly-owned by the Argentine government were excluded from the scope of Resolution SEE No. 19/17.

The term of the guaranteed availability agreements in Resolution SEE No. 19/17 was 3 years, and their general terms and conditions were established in Resolution SEE No. 19/17.

The remuneration in favor of the generator was calculated in U.S. dollars pursuant to the formulas and values set forth in the aforementioned resolution, and comprises of (i) a price for the monthly capacity availability and (ii) a price for the power generated and operated. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Scheme—Resolution SEE No. 19/17.”

Resolution SEE No. 19/17 also established that WEM agents that operate conventional hydroelectric power plants, pumped hydroelectric power plants and power plants using other energy resources shall be remunerated for the energy and capacity of their generation units in accordance with the values set forth in such resolution, and provided that such energy and capacity has not been committed under PPAs entered into in accordance to Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07 and 200/09 of the former Secretary of Energy, Resolution No. 21/16 of the Secretariat of Electric Energy, and Resolutions Nos. 136/16 and 213/16 of the Ministry of Energy and Mining.

On November 11, 2018, the Energy Secretariat issued Resolution SGE No. 70/2018, which substitutes Art. 8 of Res. SE 95/2013. This new resolution allows electric energy generators, self-generators, and cogenerators acting in the WEM to purchase their own fuel. However, prior commitments assumed by generators with CAMMESA for energy supply contracts are not altered by this new regulation. If generation companies opt to take this option, CAMMESSA will value and pay the generators their respective fuel costs in accordance with the Variable Costs of Production (CVP) declared by each generator to CAMMESA. According to CAMMESA’s procedure, the machines with the lower CVPs are dispatched first, and consequently, may produce more electric energy. The Agency in Charge of Dispatch (Organismo Encargado del Despacho or “OED” using the Spanish acronym) -CAMMESA- will continue to supply the fuel for those generation companies that do not elect to take this option.

During November and December of 2018, Central Puerto purchased the necessary fuel (natural gas) for the operation of some of its thermal units, as shown below:

Month (of 2018)	Luján de Cuyo Plant	Puerto Complex	Total (m3)
	(m3)
November	2,037,631	0	155,066,079
December	48,696,456	104,331,992

Prices for sales of energy under Resolution SE No. 95/13 framework were set and paid in pesos, while prices under Resolution SEE No. 19/17 were set in U.S. dollars and paid in pesos at the exchange rate as of day prior to the due date of each monthly sale of energy under Resolution SEE No. 19/17. In both cases, prices do not include the cost of fuel as, under these regulations, they are provided to the applicable generation company by CAMMESA free of charge.

Payments by CAMMESA to generators related to the sale of energy under the Energía Base during each month are due 42 days following the end of such month. As a result of delays in payments from distributors due to frozen tariffs, since 2012 we have seen a delay in the full payment for the monthly transactions by CAMMESA, which completes their monthly payment on average 68 days following the end of the relevant month, and on occasion as many as 101 days following the end of the month. However, from September 2016 to November 2017 CAMMESA has paid without delays, and since then, there were short periods in which CAMMESA experienced delays in paying. (for more information on the duration of these delays see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk”).

As of March 1, 2019, a new remuneration scheme for Energía Base came into force with Resolution SRRyME No. 1/19, which decreased the prices for power capacity and energy sold for these units. This change was defined as a transition measure by the recitals of Resolution SRRyME No. 1/19.

For more information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme” and “—The Previous Remuneration Scheme.”

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

As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results for years ended December 31, 2018, 2017 and 2016 as discontinued operations in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”.

Sales Under Contracts, Steam Sales and Resale of Natural Gas Transportation Capacity

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

As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results for years ended December 31, 2018, 2017 and 2016 as discontinued operations in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”.

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

Resale of natural gas transportation capacity

The contract between us and TGS for the natural gas transportation capacity has remained effective after the La Plata Plant Sale. Pursuant to the terms of our agreement with YPF, we resell our gas transportation capacity to YPF through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas seller to permit the resale of our gas transportation capacity to YPF without the risk of intervention from interested third parties. On July 20, 2018, we were effectively registered as natural gas sellers.

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

Electricity generation increased by 0.75% in 2018, from 136,465 GWh in 2017 to 137,482 in 2018. Electricity generation decreased by 0.1% in 2017, from 136,600 GWh in 2016 to 136,465 in 2017. For the year ended December 31, 2016, electric power generation increased by 1.03% in 2016, from 135,202 GWh in 2015 to 136,600 in 2016.

The chart below shows the supply of electric power in Argentina by source, including generation within Argentina from hydroelectric, thermal, nuclear, renewables, as well as electric power imported from neighboring countries (net of exports):

Source: CAMMESA.

The following chart shows the demand of energy for the year ended December 31, 2018:

Demand by region for year 2018	Totalenergydemand(1)	Generation of Central Puerto plants(2)(3)
		Puerto Complex		Luján deCuyo Plant		Piedra del AguilaPlant		La Castellana		Achiras
		MWh	%	MWh	%	MWh	%	MWh	%	MWh	%
Gran Buenos Aires	50,187,290	7,053,184	14.05%
Litoral	16,363,502
Buenos Aires	15,160,754							148,049	0.98%
Centro	11,498,713
Noroeste	11,173,033									72,606	0.65%
Noreste	9,737,364
Cuyo	8,124,259			2,996,013	36.88%
Comahue	5,032,793					4,208,796	83.63%
Patagonia	5,646,555
 _____________
(1) Demand data for 2018.
(2) Generation data for 2018.
(3) Generation by Central Puerto plants.

During 2018, thermal generation continued to be the main resource used to supply energy demand, contributing 88,725 GWh (63.65%), followed by hydroelectric generation net of pumping, which contributed 39,953 GWh (28,99%), nuclear generation, which contributed 6,453 GWh (4,68%) and photovoltaic and wind generation, which contributed 3,350 GWh (2,43%). There were also imports to cover domestic demand, in the amount of 344 GWh (0.25% of the total energy supply, 53.19% lower than in 2017) from Uruguay, Chile, Paraguay and Brazil, exports to Brazil, Chile and Uruguay in the amount of 280 GWh (304.90% higher than in 2017) and transmission losses in the amount of 4,620 GWh (0.45% higher than in 2017).

Hydroelectric generation in 2018 registered a 0.93% increase when compared to 2017, mainly due to similar water availability, while thermal generation registered a decrease of 0.91% mainly due to weaker demand and nuclear generation registered a 12.89% increase when compared to 2017, due to less maintenance time in nuclear units during 2018, as compared to 2017. In this sense, thermal generation continued to be the main source for the supply of electric power, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), as well as mineral coal, mainly during the winter months.

During 2018, generation facilities increased their installed capacity from 36,150 MW in 2017 to 38,538 MW. This increase was caused mainly by the installation of new combined cycles, gas turbines, and wind and solar farms.

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

Installed capacity must grow considerably in order to replace the aging, obsolete generating units in the market. As detailed below, we aim to deepen our market share with our own expansion projects of installed capacity.

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

We submitted bids for Round 2 of the RenovAR Program on October 19, 2017 and, on November 29, 2017, we were awarded a wind energy project called, “La Genoveva I,” which will allow us to add an additional capacity of 86.6 MW to our portfolio and to continue to build a presence in the renewable energies sector. On January 11, 2018 and February 21, 2018, Vientos La Genoveva S.A. acquired an usufruct over the land where La Genoveva I is located. On March 23, 2018, CP Renovables acquired Vientos La Genoveva S.A. and, on the same date, transformed it into a S.A.U. On August 6, 2018, Central Puerto acquired Vientos La Genovavea I from its subsidiary CP Renovables.

Proposed Expansion of Our Generating Capacity

The chart below shows the evolution of our power generating capacity since 1990:

Source: Central Puerto
_____________
(1) Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale.”
As of the date of this annual report, we have an aggregate installed generating capacity of 3,810 MW.

Currently, there is a need for the incorporation of new efficient capacity in Argentina, from both conventional and renewable sources.

In the recent years we acquired four heavy-duty, highly efficient gas turbines (one GE gas turbine with capacity of 373 MW, two Siemens gas turbines, each with capacity of 298 MW, and one Siemens gas turbine with capacity of 286 MW). Additionally, we have also acquired 130 hectares of land in the north of the Province of Buenos Aires, in a convenient location for fuel delivery and future potential connection to power transmission lines. These assets will potentially allow us to develop new power capacity.

We are currently installing one of the Siemens gas turbine of 286 MW, for the Terminal 6 San Lorenzo co-generation project described below.

We are ready and expecting for new market and industry conditions, that would allow us to develop new generation capacity, through one or more projects, using the remaining three mentioned units and the aforementioned land, in which we have already invested US$134 million. We cannot predict if or when the national government will open new auctions of new capacity and because of the competition among generation companies in these auction processes, we cannot predict whether we will be awarded the projects and whether we will be able to utilize these assets as intended.

On November 16, 2016 the Secretariat of Electric Energy, pursuant to Resolution SEE No. 420-E/16, called for companies interested in developing or expanding thermal generation units to submit their preliminary proposals for new projects. The objectives of the aforementioned resolution are to pursue projects that contribute to cost reduction in the WEM and an increase the reliability of the Argentine electric system.

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

We submitted bids on August 9, 2017, and, on September 25, 2017, and as a result, we were awarded two co-generation projects. The Terminal 6 San Lorenzo and Luján de Cuyo projects have the following two potential sources of income: (i) electric power sales to CAMMESA through PPAs with a 15-year term which are priced in U.S. dollars; and (ii) steam sales pursuant to separate steam supply agreements, which are priced in U.S. dollars. We executed the PPAs with CAMMESA on January 4, 2018. We executed the steam supply agreements with T6 Industrial S.A. and YPF on December 27, 2017 and December 15, 2017, respectively.

	Terminal 6 San Lorenzo	Luján de Cuyo
Location	San Lorenzo, Province of Santa Fé (within the Terminal 6 agroindustrial complex)	Luján de Cuyo, Province of Mendoza (within our Luján de Cuyo plant)
Expected commercial operation date(1)	May 2020	November 2019
Estimated total capital expenditure (excluding VAT)(2)	US$284 million	US$96 million
Awarded electric capacity	330 MW (for the winter)317 MW (for the summer)	93 MW (for the winter) 89 MW (for the summer)
Technical configuration	Co-generation system with one gas turbine and one steam turbine	Co-generation system with two gas turbines
Electric energy segment:
Awarded electric capacity price per MW of installed capacity	US$17,000 per month	US$17,100 per month
Awarded generated energy price (without fuel cost recognition)	US$8.00 per MWh for natural gas operation and US$10.00 per MWh for gas oil operation	US$8.00 per MWh
Contract length	15 years	15 years
PPA signing date	January 4, 2018	January 4, 2018
Steam segment:
Steam production capacity	350 tons per hour	125 tons per hour
Steam buyer	T6 Industrial S.A.	YPF
Contract length	15 years	15 years
_____________
(1) The commercial operation date (COD) committed with CAMMESA is May 22, 2020 in the case of Terminal 6 San Lorenzo, and November 22, 2019 in the case of Luján de Cuyo.
(2) As of December 31, 2018, the executed capital expenditures for the Terminal 6 San Lorenzo and the Luján de Cuyo projects were Ps. 1,083.63 million and Ps. 1,182.52 million, respectively, in each case, plus the applicable value added tax.

Regarding the financing of the thermal project Luján de Cuyo, on March 26, 2019, the Company, as borrower, entered into a loan agreement with KfW for an amount of US $ 56,000,000 to finance the acquisition of two SGT-800 gas turbines (with a power of 89 MW) and equipment from Siemens Sweden and related services from Siemens Argentina. As of the date of this annual report, we are working to satisfy all the conditions prior to the disbursement of this loan. (for more information see “Item 4. Information of the Company—Recent Developments—Borrowing from KFW.”)

In addition, we are developing five wind energy projects and one solar energy project in Argentina with the following characteristics (the “Renewable Projects”):

	La Genoveva I	La Castellana II	Manque (previously part of Achiras II)	Los Olivos (previously part of Achiras II)	La Genoveva II	El Puesto
Location	Province of Buenos Aires	Province of Buenos Aires	Province of Córdoba	Province of Córdoba	Province of Buenos Aires	Province of Catamarca
Expected commercial operation date	May 2020 (1)	July 2019	January 2020	January 2020	August 2019	August 2020
Estimated total capital expenditure (excluding VAT) (2)	US$110 million	US$16 million	US$64 million	US$25 million	US$46 million	US$11 million
Awarded electric capacity	86.60 MW	15.75 MW	57.00 MW	22.80 MW	41.80 MW	12 MW
Regulatory Framework	RenovAr 2.0	MATER	MATER	MATER	MATER	MATER
Awarded price per MWh	US$40.90	N/A	N/A	N/A	N/A	N/A
Contract length	20 years, starting from commercial operation	N/A	N/A	N/A	N/A	N/A
Power purchase agreement signing date	July 2018	N/A	N/A	N/A	N/A	N/A
Number of units	21 wind turbines	4 wind turbines	15 wind turbines	6 wind turbines	11 wind turbines	43,000 solar modules(3)
Wind turbine provider	Vestas	Vestas	Vestas	Vestas	Vestas	To be defined
_____________
(1) The commercial operation date (COD) committed with CAMMESA of La Genoveva I is 720 days after the PPA signing date, which was on July 27, 2018.
(2) As of December 31, 2018, the executed capital expenditures for La Genoveva I, La Castellana II, Achiras II (which after December 31, 2018 was separated into Manque and Los Olivos projects), La Genoveva II and El Puesto were Ps. 604.42 million, Ps. 410.68 million, Ps. 426.79 million, Ps. 1,110.13 million, Ps. 12.71 million, respectively, in each case, plus the applicable value added tax.
(3) Estimated amount of modules.

Other than the Borrowing from KFW described in this annual report (see “Item 4.B. Information of the Company—Recent Developments—Borrowing from KFW”), our expansion projects are being developed with equity from Central Puerto and its subsidiaries. However, we may explore alternative financing options if the conditions are favorable.

In connection with the Renewable Projects, we have already obtained energy production assessments prepared by an independent expert, regulatory approvals of the environmental impact studies, relevant municipal qualifications and regulatory approvals of the electrical studies in connection with access to the transmission network. In addition, we have three usufructs over the land in the Province of Buenos Aires to be used for our La Castellana II, La Genoveva I and La Genoveva II projects and in the Province of Catamarca for the El Puesto project, and we own the necessary land in the Province of Córdoba to be used for our Manque and Los Olivos projects, which together were previously known as Achiras II project. We have begun construction of the facilities and have executed contracts with suppliers to acquire and maintain the wind turbines and solar panels of the Renewable Projects.

We are also currently exploring several other options to diversify our generation assets to include sustainable power generation sources. Relatedly, we expect to submit bids in future rounds of the RenovAr Program and/or to develop in order to supply Large Users in the renewable energy term market (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). As of the date of this report, CAMMESA granted the energy dispatch priority for La Castellana II (15.75 MW), for Manque (previously a part of Achiras II) (57 MW), Los Olivos (22.82 MW) ((previously a part of Achiras II), La Genoveva II (41.80MW) and El Puesto (12 MW). As of the date of this annual report, we have already signed long-term PPA contracts with private customers for 61% of estimated energy generation capacity of our term market projects (considering the median -Percentile 50%- of the expected energy production) developed under Resolution No. 281-E/17 regulatory framework, and are currently negotiating the power purchase agreements for the remaining installed capacity of these five projects.

We believe we are well-positioned to identify and execute new growth opportunities that emerge as a result of the government’s focus on having greater and more efficient capacity. However, we cannot assure you that the Argentine government will open new auction processes or that our bids will be successful or that we will be able to enter into PPAs in the future. Moreover, we cannot assure you that we will be able to benefit as expected from the Argentine government’s energy reforms. See “Item 3.D. Risk Factors—Risks Relating to our Business—Factors beyond our control may affect our ability to win public bids for new generation capacity or affect or delay the completion of new power plants once we have been awarded projects.”

Furthermore, in October 2017, the Undersecretariat of Public-Private Participation launched an auction for the construction of 2,825 km of transmission lines, a crucial step for the development of the expansion of the electric energy sector.

Sale of the La Plata Plant

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant for a total sum of US$31.5 million (without VAT), subject to certain conditions. On February 8, 2018, after such conditions were met, the plant was transferred to YPF EE, including generation assets, personnel and agreements related to the operation and/or maintenance of La Plata plant’s assets, with effective date January 5, 2018. Consequently, as of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results were classified for the years ended December 31, 2018, 2017 and 2016 as a discontinued operation.

Presentation of Financial Statements in Pesos. Inflation

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based upon our audited consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of our audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities.

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

We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and/or estimates and the methods of their application. For more information on the accounting policies and the methods used in the preparation of the audited consolidated financial statements, see Note 2.2 to our audited consolidated financial statements.

Revenue Recognition

We recognize our sales revenue in accordance with the availability of our machines’ effective power, the power and steam supplied; and as balancing entry, a sales receivable is recognized, which represents our unconditional right to consideration owed by the customer. Billing for the service is monthly made by CAMMESA in accordance with the guidelines established by SEE; and compensation is usually received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it.

Revenues from energy, power and steam sales are calculated at the prices established in the respective contracts or at the prices prevailing in the electricity market, according to the regulations in force. These include revenues from the sale of steam, energy and power supplied and not billed until the closing date of the reported period, valued at the prices defined in the contracts or in the respective regulations.

Additionally, we recognize the sales from contracts regarding the supplied energy and the prices established in such contracts, and as balancing entry we recognize a sale credit. Such credit represents the unconditional right we have to receive the consideration owed by the customer. Billing for the service is monthly made by CAMMESA in the case of the contracts of the wind farms La Castellana and Achiras and for the Energía plus contract in accordance with the guidelines established by SEE; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. For the rest of the clients, billing is also monthly and done by us; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it.

We recognize revenues from resale and distribution of gas and revenues for the monthly management of the thermal power plant CVO in accordance with the monthly fees established in the respective contracts and as balancing entry, we recognize a sale credit. Such credit represents the unconditional right we have to receive the consideration owed by the customer. Billing for the service is also monthly made by us and compensation is generally received in a maximum term of 90 days. Therefore, no implicit financing components are recognized.

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

In 2010, we entered into the CVO Agreement with the Secretariat of Electric Energy. The CVO Agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution SE No. 406/03 accrued over the 2008-2011 period by the generators (the “LVFVD 2008-2011 receivables”), and for that purpose, enabling the construction of a thermal combined cycle plant named CVOSA. The CVO Agreement established that the CVO LVFVD 2008-2011 receivables will be paid by CAMMESA in 120 equal and consecutive monthly installments. For the determination of the novation of CVO LVFVD 2008-2011 receivables, the following mechanism was applied: the cumulative LVFVD (sale settlements with due date to be defined) were converted to USD at the exchange rate established in the agreement (ARS 3.97 per USD for the cumulative LVFVD until the execution date of the CVO Agreement and the closing exchange rate corresponding to each month for the LVFVD subsequently accumulated), the LIBOR rate was applied plus a 5% margin.

Effective as of March 20, 2018, CAMMESA granted the Commercial Approval to the thermal plant Central Vuelta de Obligado. As a consequence of the Commercial Approval and in accordance with the CVO Agreement, we recognized a onetime estimated income (before income tax) in relation to the interest and the effect of the adjustment of the CVO receivables to US dollars as of March 20, 2018 that reaches approximately Ps. 11,017 million and such amount was recognized in the consolidated income statement for the year ended December 31, 2018 under “CVO receivables update”.

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

We base our impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of our CGUs to which the individual assets are allocated. These detailed budgets and forecast calculations generally cover a five-year period. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year. Budgets and calculations related to Complejo Hidroeléctrico Piedra del Águila are limited to the term of the concession contract.

Impairment losses of continuing operations are recognized in the statement of income in those expense categories consistent with the function of the impaired asset generally in the cost of sales or other operating expenses.

In addition, for the assets for which an impairment loss had been booked, as of each reporting period-end, an assessment is made whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If a triggering event of impairment exists, we make an estimate of the recoverable amount of the individual asset or of the cash generating unit, as the case may be. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the individual assets or CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU neither exceeds its recoverable amount, nor exceeds the carrying amount that would have been determined, net of the related depreciation or amortization, had no impairment loss been recognized for the asset or CGU in prior periods. Such reversal is recognized in the statement of income in the same line in which the related impairment charge was previously recognized (generally under the cost of sales or other operating expenses), unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

During the periods ended December 31, 2018 and 2017, we did not identify triggering events of impairment.

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

The amount recognized as a liability for such benefits includes the present value of the liability at the end of the reporting period, and it is determined through actuarial valuations using the projected unit credit method. Actuarial valuations employ several assumptions that might differ from the developments that will actually occur in the future. These assumptions include the assessment of the discount rate, future salary increases, mortality rates and the time when each employee will adhere to the retirement benefit. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, the benefit obligations are sensitive to changes due to these assumptions. These assumptions are reviewed at the end of each reporting fiscal year.

Actuarial gains and losses are fully recognized in other comprehensive income/loss for the period in which they occur and are immediately charged to unappropriated retained earnings, and will not be reclassified to income in subsequent periods.

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

We plan to adopt IFRS 16 retroactively for each previous period filed. We will apply this standard to contracts previously identified as Lease Contracts which apply IAS 17 and IFRIC 4. Therefore, we will not apply this standard to any contract that has not been previously identified as a Lease Contract which applies IAS 17 and IFRIC 4.

We will apply the exemption set forth in this standard for lease contracts whose term ends within 12 months as from the standard initial application date, and for lease contracts with an underlying asset of low value.

We have analyzed it and concluded that adopting IFRS 16 will not have significant effects on our financial statements.

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

The Company concluded that this interpretation will not have significant effects on the Company’s consolidated financial statements.

Annual improvements of period 2015-2017 (issued in December 2017)

These improvements include:

IFRS 3 Business combinations

Amendments make it clear that when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination reached in stages, including the new measurement of interest previously held in the assets and liabilities of a joint operation at fair value. When doing so, the acquirer remeasures the previous total interest in the joint operation.

An entity will apply those amendments to business combinations for which the acquisition date is at or after the commencement of the first annual report period starting on or after January 1, 2019, with the anticipated application being permitted. These amendments will be applied in the business combinations of the Group.

IAS 12 Income taxes

The amendments make it clear that the income tax consequences of dividends are more directly linked to past transactions or events that generated distributable income to owners. Therefore, an entity recognizes the consequences of the income tax on revenue dividends, other comprehensive income or equity according to the place in which the entity originally recognized those past transactions or events.

An entity will apply those amendments to the annual periods starting on or after January 1, 2019, with the anticipated application being permitted. When an entity applies those amendments for the first time, it will apply them to the income tax of the dividends recognized in or after the commencement of the comparative period.

Since the current practice of the Group is aligned with these amendments, the Group does not expect any effect on its consolidated statements.

IAS 23 Borrowing Costs

The amendments make it clear that any borrowing originally taken for the development of a qualifying asset is considered by the entity as a general borrowing, when all activities were completed in order to have such asset ready for its intended use or sale.

An entity will apply those amendments to any borrowing costs incurred on or after commencement of the annual report filing period in which the entity applies such amendments for the first time. These amendments apply to periods beginning on or after January 1, 2019. Advanced filing is allowed. Since the current practices of the Group are aligned with these amendments, the Group does not expect any effect on its consolidated statements.

Results of Operations for the Years Ended December 31, 2018, 2017 and 2016

We discuss below: (i) our results of operations for the year ended December 31, 2018 as compared with our results of operations for the year ended December 31, 2017; and (ii) our results of operations for the year ended December 31, 2017 as compared with our results of operations for the year ended December 31, 2016.

On February 8, 2018, we transferred the La Plata plant to YPF EE, with an effective date as of January 5, 2018. Consequently, as of December 31, 2017 the La Plata plant was classified as a disposal group held for sale and we present its respective results for the years ended December 31, 2018, 2017 and 2016, as discontinued operations. See Note 21 to our audited consolidated financial statements and “Item 4.A. History and development of the Company—La Plata Plant Sale.”

	Year ended December 31,			Change December 31,
	2018	2017	2016	2018/2017	2017/2016
	(in thousands of Ps.)			(in percentages)
Revenues	14,265,370	9,638,568	7,044,039	48.00%	36.83%
Cost of sales	(6,486,698)	(5,199,149)	(4,980,226)	24.76%	4.40%
Gross income	7,778,672	4,439,419	2,063,813	75.22%	115.11%
Administrative and selling expenses	(1,389,336)	(1,056,257)	(892,626)	31.53%	18.33%
Other operating income	13,222,842	930,062	2,324,243	1,321.72%	(59.98%)
Other operating expenses	(132,881)	(140,138)	(171,952)	(5.18%)	(18.50%)
CVO receivables update	11,017,014	-	-	-	-
Operating income	30,496,311	4,173,086	3,323,478	630.79%	25.56%
Loss on net monetary position	(4,036,196)	(151,904)	(1,836,626)	2,557.07%	(91.73%)
Finance income	2,280,193	1,558,816	873,915	46.28%	78.37%
Finance expenses	(6,300,881)	(1,200,654)	(1,205,447)	424.79%	(0.40%)
Share of the profit of associates	1,074,185	1,173,004	422,650	(8.42%)	177.54%
Income before income tax from continuing operations	23,513,612	5,552,348	1,577,970	323.49%	251.87%
Income tax for the year	(6,604,351)	(1,081,177)	(1,006,417)	510.85%	7.43%
Net income for the year from continuing operations	16,909,261	4,471,171	571,553	278.18%	682.28%
Discontinued operations Income after tax for the year from discontinued operations	276,177	791,274	806,989	(65.10%)	(1.95%)
Net income for the year	17,185,438	5,262,445	1,378,542	226.57%	281.74%

Revenues from continuing operations

	Year ended December 31,			Change December 31,
	2018	2017	2016	2018/2017	2017/2016
	(in thousands of Ps.)			(in percentages)
Energía Base (Resolution SE No. 19/2017, SGE 70 and 95/2013, as amended) (1)	12,667,903	9,134,802	6,616,864	38.68%	38.05%
Sales under contracts(2)	896,802	273,285	215,479	228.16%	26.83%
Steam sales(3)	245,950	230,481	211,696	6.71%	8.87%
Resale of gas transport and distribution capacity	193,889	-	-	-	-
Revenues from CVO thermal plant management	260,826	-	-	-	-
Total revenues from ordinary activities	14,265,370	9,638,568	7,044,039	48.00%	36.83%
_____________
(1) Includes (i) sales of energy and power to CAMMESA remunerated under Resolution No. 95 and Resolution No. 19/2017, (ii) sales of energy and power to CAMMESA not remunerated under Resolution No. 95, (iii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity and (iv) income under Res. SEE 70/18 (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme—Resolution SEE 70/18 - Option to purchase fuel for units under Energía Base Regulatory Framework.”).
(2) Includes (i) term market sales under contracts and, (ii) energy sold under the Energía Plus and (iii) RenovAr Program sales under contracts (for more information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”) (for more information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”).
(3) Includes steam sold under steam sale contract with YPF from the Luján de Cuyo Plant.

2018 Compared to 2017

Revenues from continuing operations in 2018 totaled Ps.14.27 billion, a 48% increase from Ps.9.64 billion in 2017. This increase was primarily attributable to:

1.
a 38.68% increase in our revenues from electric power sold under Energía Base, which amounted to Ps.12.67 billion during the year ended December 31, 2018, compared to Ps.9.13 billion during the year ended December 31, 2017, primarily attributable to (i) the tariff increase established by Res. 19/17, which set higher prices for energy generation and machine availability and set them in US dollars (2018 was fully-impacted by the November 2017 tariff increase), (ii) an increase in the exchange rate for 2018 higher than the inflation for the period, which impacted tariffs set in U.S. dollars, in terms of Argentine pesos current at the end of the reporting period. As a reference, during 2018, the foreign exchange rate increased 102.2% and the inflation rate was 47.64%, while during 2017 the foreign exchange rate increased 17.4% and the inflation rate was 24.80%, and (iii)  an increase in fuel remuneration for units under Energía Base regulatory framework (and other related concepts), which amounted to Ps.1,949.16 million during the year ended December 31, 2018, mainly because of income in accordance to Res. 70/18, during November and December 2018, in some of the units under the Energía Base regulatory framework (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base”), compared to Ps.396.44 million during the year ended December 31, 2017.

2.
a 228.16% increase in our revenues from sales under contracts (including the Energía Plus contracts, which are denominated in U.S. dollars), which amounted to Ps.896.8 million during the year ended December 31, 2018, compared to Ps.273.3 million during the year ended December 31, 2017, primarily attributable to (a) the commencement of operations of the projects Achiras I and La Castellana I, which generated revenues totalling Ps. 599.3 million and (b) 102.16% devaluation of the peso with respect to the U.S. dollar in 2018, which was offset by an inflation rate of 47.6% during 2018, while during 2017 the foreign exchange rate increased 17.4% and the inflation rate was 24.80%;

3.
a 6.71% increase in our revenues from steam sales to YPF from our Luján de Cuyo Plant, which amounted to Ps.245.95 million during the year ended December 31, 2018, compared to Ps.230.48 million during the year ended December 31, 2017, primarily attributable to (a) a 102.16% devaluation of the peso with respect to the U.S. dollar in 2018 (the price per unit in U.S. dollars for our steam sales has not changed), offset by an inflation rate of 47.64% during 2018, while during 2017 the foreign exchange rate increased 17.4% and the inflation rate was 24.80%, which was partially offset by (b) a 6.38% decrease in the quantity of steam sold (1,102,515 tons in 2018 as compared to 1,177,661 tons during the year ended December 31, 2017).

2017 Compared to 2016

Revenues from continuing operations in 2017 totaled Ps.9.64 billion, a 36.83% increase from Ps.7.04 billion in 2016. This increase was primarily attributable to:

1.
a 38.05% increase in our revenues from electric power sold under Energía Base, which amounted to Ps. 9.13 billion during the year ended December 31, 2017, compared to Ps.6.62 billion during the year ended December 31, 2016, primarily attributable to (a) an increase in the prices granted by Resolution SEE No. 19/17, adopted in February 2017, as compared to those granted by Resolution SEE 22/16, with effect as of February 2016, each for capacity and electric power sold under the Energía Base. See “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base”, and, to a lesser extent, (b) a 6.78% increase in the quantity of energy sold under this framework (15,557 GWh during the year ended December 31, 2017, as compared to 14,569 GWh during the year ended December 31, 2016);

2.
a 26.83% increase in our revenues from sales under contracts (including the Energía Plus contracts, which are denominated in U.S. dollars), which amounted to Ps.273.29 million during the year ended December 31, 2017, compared to Ps.215.48 million during the year ended December 31, 2016, primarily attributable to (a) a 29.03% increase in the amount of energy sold under contracts (the price per unit in U.S. dollars has not changed), partially offset by (b) a lower-than-inflation devaluation of the peso with respect to the U.S. dollar in 2017 (in which these prices are set) of 17.37%, compared to an inflation rate of 24.80%; and

3.
a 8.87% increase in our revenues from steam sales to YPF from our Luján de Cuyo Plant, which amounted to Ps.230.48 million during the year ended December 31, 2017, compared to Ps.211.70 million during the year ended December 31, 2016, primarily attributable to (a) a 5.63% increase in the quantity of steam sold (1,177,661 tons in 2017 as compared to 1,114,908 tons during the year ended December 31, 2016), partially offset by (b) a lower-than-inflation devaluation of the peso with respect to the U.S. dollar in 2017 (in which these prices are set) of 17.37%, compared to an inflation rate of 24.80%.

Cost of Sales from continuing operations

	Year ended December 31,			Change December 31,
	2018	2017	2016	2018/2017	2017/2016
	(in thousands of Ps.)			(in percentages)
Inventories at the beginning of the year	265,827	218,028	198,408	21.92%	9.89%
Purchases	2,194,756	560,058	568,682	291.88%	(1.52%)
Operating expenses:
Compensation to employees	1,370,994	1,436,661	1,365,375	(4.57%)	5.22%
Other long-term employee benefits	28,092	42,655	45,073	(34.14%)	(5.36%)
Depreciation of property, plant and equipment	1,142,555	1,201,928	999,349	(4.94%)	20.27%
Amortization of intangible assets	349,674	329,579	358,966	6.10%	(8.19%)
Purchase of energy and power	44,148	126,458	46,104	(65.09%)	174.29%
Fees and compensation for services	247,799	314,593	292,352	(21.23%)	7.61%
Maintenance expenses	481,021	599,708	694,368	(19.79%)	(13.63%)
Consumption of materials and spare parts	161,289	184,575	275,423	(12.62%)	(32.98%)
Insurance	241,474	228,411	244,197	5.72%	(6.46%)
Levies and royalties	223,076	212,799	101,318	4.83%	110.03%
Taxes and assessments	20,449	6,102	5,356	235.12%	13.93%
Taxes on bank account transactions	2,475	-	-	-	-
Other	8,652	3,421	3,283	152.91%	4.20%
Inventories at the end of the year	(295,583)	(265,827)	(218,028)	11.19%	21.92%
Total cost of sales	6,486,698	5,199,149	4,980,226	24.76%	4.40%

2018 Compared to 2017

Cost of sales from continuing operations during the year ended December 31, 2018 totaled Ps.6.49 billion, a 24.76% increase from Ps.5.20 billion during the year ended December 31, 2017. This increase was primarily the result of:

1.	a Ps.1,634.70 million, or 291.88%, increase in purchase of gas by Central Puerto; and

2.
a Ps. 10.28 million, or 4.83%, increase in levies and royalties associated to the increase in revenues from the Piedra del Águila Plant due to increases in the energy and power prices, and in the quantity of energy generated.

This was partially offset by a Ps.65.67 million, or 4.57%, decrease in compensation to employees, primarily related to CBAs.

2017 Compared to 2016

Cost of sales from continuing operations during the year ended December 31, 2017 totaled Ps.5.2 billion, a 4.40% increase from Ps.4.98 billion during the year ended December 31, 2016. This increase was primarily the result of:

1.
a Ps.58.79 million, or 5.97%, increase in consumption of production supplies (measured as inventories at the beginning of the period plus purchases during the period, minus the inventories at the end of the period), mainly attributable to an increase in the cost of fuel for the generating units that operate in connection with sales under contracts and steam sales, including the YPF contract for steam and Energía Plus contracts (which are denominated in U.S. dollars under such contracts), due to (a) a 64.28% increase in the amount of energy sold under the Energía Plus contracts, of 92 GWh energy sold in 2017 compared to 56 GWh energy sold in 2016, partially offset by (b) a lower-than-inflation devaluation of the peso with respect to the U.S. dollar in 2017 (in which these prices are set) of 17.37%, compared to an inflation rate of 24.80%;

2.	a Ps.71.29 million, or 5.22%, increase in compensation to employees, primarily related to CBAs; and

3.
a Ps.111.48 million, or 110.03%, increase in levies and royalties associated to the increase in revenues from the Piedra del Águila Plant due to increases in the energy and power prices, and in the quantity of energy generated.

Gross Income from continuing operations

2018 Compared to 2017

Gross income from continuing operations during the year ended December 31, 2018 totaled Ps.7.78 billion, a 75.22% increase from Ps.4.44 billion during the year ended December 31, 2017, due to the reasons above mentioned. Gross margin for the year ended December 31, 2018 was 54.53%, compared to a gross margin of 46.06% during the same period in 2017.

2017 Compared to 2016

Gross income from continuing operations during the year ended December 31, 2017 totaled Ps.4.44 billion, a 115.11% increase from Ps.2.06 billion during the year ended December 31, 2016, due to the reasons above mentioned. Gross margin for the year ended December 31, 2017 was 46.06%, compared to a gross margin of 29.30% during the same period in 2016.

Administrative and Selling Expenses from continuing operations

2018 Compared to 2017

Administrative and selling expenses from continuing operations during the year ended December 31, 2018 totaled Ps.1,389 million, a 31.53% increase from Ps.1,056 million during the year ended December 31, 2017. This increase was primarily the result of:

1.	a Ps.118.88 million, or 86.49%, increase in taxes on bank account transactions as a result of the revenue increase during the year ended December 31, 2018; and

2.
a Ps.182.95 million, or 58.13%, increase in fees and compensation for services, plus maintenance expenses, mainly due to (a) a Ps. 14.08 million increase in employee transportation, meal expenses and security services, among others, due to a price increase for such services, (b) a Ps. 55.92 million increase in professional services related to financing activities and (c) a Ps.112.96 million increase in maintenance expenses.

2017 Compared to 2016

Administrative and selling expenses from continuing operations during the year ended December 31, 2017 totaled Ps.1,056 million, a 18.33% increase from Ps. 892.63 million during the year ended December 31, 2016. This increase was primarily the result of:

1.	a Ps. 95.26 million, or 21.93%, increase in compensation to employees as a result of salary adjustments primarily due to increased inflation during the year ended December 31, 2017; and

2.
a Ps.89.30 million, or 39.61%, increase in fees and compensation for services, plus maintenance expenses, mainly due to a Ps. 36.07 million increase in employee transportation, meal expenses and security services, among others, due to a price increase for such services, and a Ps. 21.25 million increase in professional services related to financing activities.

Other Operating Income from continuing operations

2018 Compared to 2017

Other operating income from continuing operations in the year ended December 31, 2018 totaled Ps.13.22 billion, a 1,321.72% increase from Ps.930.06 million in the year ended December 31, 2017. This increase was primarily the result of:

1.
a Ps.11.29 billion or 9,671.80% increase in foreign exchange gains from trade payables and receivables, net denominated in U.S. dollars mainly as a result of: (a) a 102.16% devaluation of the peso against the U.S. dollar in the year ended December 31, 2018 (calculated at the exchange rate as of December 31, 2018 compared to the exchange rate as of December 31, 2017), while the inflation rate during 2018 was 47.64%, compared to a 17.36% devaluation of the peso against the U.S. dollar in the year ended December 31, 2017 (calculated at the exchange rate as to December 31, 2017 compared to the exchange rate as of December 31, 2016) while the inflation rate during 2017 was 24.80%, and (b) an increase in trade payables and receivables, net denominated in U.S. dollars (which totaled US$547.86 million as of December 31, 2018, as compared to US$ 22.95 million of net receivables as of December 31, 2017).

2017 Compared to 2016

Other operating income from continuing operations in the year ended December 31, 2017 totaled Ps.930.06 million, a 59.98% decrease from Ps.2.32 billion in the year ended December 31, 2016. This decrease was primarily the result of:

1.
a one-time gain of Ps.958.2 million in 2016, in connection with a revision of our estimate of the amounts recognized on December 31, 2015 of certain receivables from CAMMESA related to LVFVD of additional trust remuneration for financing new projects, based on changes in the energy sector; and

2.
a Ps.185.54 million or 61.39% decrease in foreign exchange gains from trade payables and receivables, net denominated in U.S. dollars mainly as a result of: (a) a 17.36% devaluation of the peso against the U.S. dollar in the year ended December 31, 2017 (calculated at the exchange rate as of December 31, 2017 compared to the exchange rate as of December 31, 2016) while the inflation rate during 2017 was 24.80%, compared to a 21.86% devaluation of the peso against the U.S. dollar in the year ended December 31, 2016 (calculated at the exchange rate as to December 31, 2016 compared to the exchange rate as of December 31, 2015) while the inflation rate during 2016 was 34.56%, and (b) a decrease in trade payables and receivables, net denominated in U.S. dollars (which totaled US$22.95 million as of December 31, 2017, as compared to US$57.54 million of net receivables as of December 31, 2016).

Other Operating Expenses from continuing operations

2018 Compared to 2017

Other operating expenses from continuing operations in the year ended December 31, 2018 totaled Ps.132.88 million, a 5.18% decrease from Ps.140.14 million in the year ended December 31, 2017. This decrease was primarily the result of a decrease of Ps. 13.17 million in provision for lawsuits and claims, and was partially offset by an increase of the result of Ps. 3.50 million for impairment of material and spare parts.

2017 Compared to 2016

Other operating expenses from continuing operations in the year ended December 31, 2017 totaled Ps.140.14 million, a 18.50% decrease from Ps.171.95 million in the year ended December 31, 2016. This decrease was primarily due to a Ps.69.75 million loss from provision for lawsuits and claims.

Operating Income from continuing operations

2018 Compared to 2017

For the reasons explained above, operating income from continuing operations in the year ended December 31, 2018 totaled Ps.30.5 billion, a 630.79% increase from Ps.4.17 billion in the year ended December 31, 2017. This is mainly explained by net foreign exchange difference.

2017 Compared to 2016

For the reasons explained above, operating income from continuing operations in the year ended December 31, 2017 totaled Ps.4.17 billion, a 25.56% increase from Ps.3.32 billion in the year ended December 31, 2016. This corresponds to a 43.30% operating margin in the year ended December 31, 2017, as compared to an operating margin of 47.18% in the year ended December 31, 2016.

Finance Income from continuing operations

2018 Compared to 2017

Finance income from continuing operations in the year ended December 31, 2018 totaled Ps.2.28 billion, a 46.28% increase from Ps.1.56 billion in the year ended December 31, 2017. This increase was primarily the result of:

1.	a foreign exchange difference totaling Ps.1.33 billion in the year ended December 31, 2018, compared to Ps.66.98 million in the year ended December 31, 2017; and
2.
an increase in net income on financial assets at fair value through profit or loss, totaling Ps.510.75 million in the December 31, 2018, compared to Ps.111.51 million in the year ended December 31, 2017, due to an increase in financial assets bearing interest;

3.
which was partially offset by:

a Ps.755.62 million, or 66.17%, decrease in net income on disposal of financial assets at fair value through other comprehensive income (net of corresponding to turnover tax).

2017 Compared to 2016

Finance income from continuing operations in the year ended December 31, 2017 totaled Ps.1.56 billion, a 78.37% increase from Ps.873.92 million in the year ended December 31, 2016. This increase was primarily the result of:

1.
net income on the disposal of available-for-sale financial assets totaling Ps.1.14 billion in the year ended December 31, 2017, compared to Ps.258.76 million in the year ended December 31, 2016, mainly due to an increase in sales of available-for-sale financial assets during 2017; and

2.
an increase in interest earned, totaling Ps.238.33 million in the December 31, 2017, compared to Ps.108.89 million in the year ended December 31, 2016, due to an increase in financial assets bearing interest;

which was partially offset by:
3.
a Ps.130.77 million, or 66.13%, decrease in foreign exchange gains from financial assets denominated in U.S. dollars, mainly as a result of a 17.36% devaluation of the peso against the U.S. dollar in 2017 (calculated as the exchange rate as of December 31, 2017 compared to the exchange rate as of December 31, 2016) while the inflation rate during 2017 was 24.80%, compared to a 21.86% devaluation of the peso against the U.S. dollar in 2016 (calculated as the exchange rate as of December 31, 2016 compared to the exchange rate as of December 31, 2015) while the inflation rate during 2016 was 34.56%.

Finance Expenses from continuing operations

2018 Compared to 2017

Finance expenses from continuing operations in the year ended December 31, 2018 totaled Ps.6.30 billion, a 424.79% increase from Ps.1.20 billion in the year ended December 31, 2017. This increase was primarily the result of foreign exchange differences on loans and borrowing which amounted Ps. 4.76 billion in 2018, a 5,806.43% increase compared to Ps. 80.65 million in 2017.

2017 Compared to 2016

Finance expenses from continuing operations in the year ended December 31, 2017 totaled Ps.1.20 billion, a 0.40% decrease from Ps.1.21 billion in the year ended December 31, 2016.

Share of the Profit of Associates from continuing operations

2018 Compared to 2017

Share of the profit of associates from continuing operations in the year ended December 31, 2018 totaled Ps.1.07 billion, a 8.42% decrease from Ps.1.17 billion in the year ended December 31, 2017. This decrease was primarily the result of (a) a profit of Ps.1.01 billion from our interest in Ecogas through IGCE, DGCE and IGCU in the year ended December 31, 2018, as compared to Ps.726.72 million in the year ended December 31, 2017, due to an increase in these companies’ revenues from increases in tariffs effective October 2016 and April 2017, and (b) a loss of Ps.2.63 million from our interest in TGM in the year ended December 31, 2018, due to weak demand for its natural gas transportation services, as compared to a profit of Ps.378.41 million in the year ended December 31, 2017, due to the settlement by which YPF agreed to pay TGM, without recognizing any facts or rights, US$114 million in order to end TGM’s claim against YPF (for further information, see “Item 4.B. Business Overview—Our Affiliates—Transportadora de Gas del Mercosur S.A. (TGM)”).

2017 Compared to 2016

Share of the profit of associates from continuing operations in the year ended December 31, 2017 totaled Ps.1.17 billion, a 177.54% increase from Ps.422.65 million in the year ended December 31, 2016. This increase was primarily the result of (a) a profit of Ps.726.72 million from our interest in Ecogas through IGCE, DGCE and IGCU in the year ended December 31, 2017, as compared to Ps.349.26 million in the year ended December 31, 2016, due to an increase in these companies’ revenues from increases in tariffs effective October 2016 and April 2017, and (b) a profit of Ps.378.41 million from our interest in TGM in the year ended December 31, 2017, due to the settlement by which YPF agreed to pay TGM, without recognizing any facts or rights, US$114 million in order to end TGM’s claim against YPF, as compared to Ps.0 million in the year ended December 31, 2016, due to weak demand for its natural gas transportation services, (for further information, see “Item 4.B. Business Overview—Our Affiliates— Transportadora de Gas del Mercosur S.A. (TGM)”).

Income Tax from continuing operations

2018 Compared to 2017

Income tax from continuing operations in the year ended December 31, 2018 totaled Ps.6.60 billion, a 510.85% increase from Ps.1.08 billion in the year ended December 31, 2017. This increase was primarily the result of increased taxable income for the period. Our effective tax rate for 2018 and 2017 was 28.09% and 19.47%, respectively.

2017 Compared to 2016

Income tax from continuing operations in the year ended December 31, 2017 totaled Ps.1.08 billion, a 7.43% increase from Ps.1.01 billion in the year ended December 31, 2016. This increase was primarily the result of increased taxable income for the period, which was offset by a Ps.762.83 million adjustments for the deferred tax due to the net variation in temporary differences, as a consequence of the effect of lower tax rate for future years set by the Tax Reform Law. Our effective tax rate for 2017 and 2016 was 19.47% and 63.78%, respectively.

Net Income for the Year from continuing operations

2018 Compared to 2017

For the reasons described above, net income from continuing operations for the year ended December 31, 2018 totaled Ps. 16.91 billion, a 278.18% increase from Ps.4.47 billion in the year ended December 31, 2017.

2017 Compared to 2016

For the reasons described above, net income from continuing operations for the year ended December 31, 2017 totaled Ps. 4.47 billion, a 682.28% increase from Ps.571.55 million in the year ended December 31, 2016.

Income after tax for the year from discontinued operations

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant for a total sum of US$31.5 million (without VAT), subject to certain conditions. On February 8, 2018, and effective as of January 5, 2018, Central Puerto transferred to YPF EE ownership of La Plata plant, including generation assets, personnel and agreements related to the operation and/or maintenance of La Plata plant’s assets. See “Item 4.A. History and development of the Company—La Plata Plant Sale” and Note 21 to our audited consolidated financial statements. Consequently, as of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results for the years ended December 31, 2018, 2017 and 2016, as discontinued operations.

2018 Compared to 2017

Income after tax for the year from discontinued operations in the year ended December 31, 2018 totaled Ps.276.18 million, a 65.10% decrease from Ps. 791.27 million in the year ended December 31, 2017. This decrease was primarily the result of the La Plata Plant Sale to YPF EE, effective as of January 5, 2018.

2017 Compared to 2016

Income after tax for the year from discontinued operations in the year ended December 31, 2017 totaled Ps.791.27 million, a 1.95% decrease from Ps.806.99 million in the year ended December 31, 2016. This decrease was primarily the result of (a) a 7.56% decrease in the quantity of energy generated (837 GWh in 2017, as compared to 905 GWh in 2016), and (b) a 6.38% decrease in the quantity of steam generated (1,599,476 tons in 2017, as compared to 1,708,465 tons in 2016) (the prices denominated in U.S. dollars remained stable) , which was partially offset by (c) a 17.36% devaluation of the peso against the U.S. dollar in 2017 (calculated as the exchange rate as of December 31, 2017 compared to the exchange rate as of December 31, 2016).

See “Item 4.A. History and development of the Company—La Plata Plant Sale” and Note 21 to our audited consolidated financial statements.

Net Income for the Year

2018 Compared to 2017

For the reasons described above, net income for the year ended December 31, 2018 totaled Ps 17.19 billion, a 226.57% increase from Ps.5.26 billion in the year ended December 31, 2017.

2017 Compared to 2016

For the reasons described above, net income for the year ended December 31, 2017 totaled Ps 5.26 billion, a 281.74% increase from Ps.1.38 billion in the year ended December 31, 2016.

 Item 5.B Liquidity and Capital Resources

As of December 31, 2018, we had cash and cash equivalents of Ps.229.95 million, and other current financial assets of Ps.1.96 billion. See Note 16 and 14.8 to our audited consolidated financial statements.

Our primary sources of liquidity have been cash flows from operating activities, cash flows from the proceeds of the sale of our temporary investments, cash flows from loans and other financing agreements (mainly with CAMMESA) and financing provided by equipment suppliers or service providers.

Our receivables from CAMMESA also are an important source of liquidity for us. As of December 31, 2018, our receivables from CAMMESA totaled Ps.26.98 billion.

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

On March 26, 2019 the Company, as borrower, entered into a loan agreement with KfW for an amount of US  $ 56,000,000 to finance the acquisition of two SGT-800 gas turbines (with a power of 89 MW) and equipment from Siemens Sweden and related services from Siemens Argentina for the Luján de Cuyo project (for more information see “Item 4. Information of the Company—Recent Developments—Borrowing from KFW.”). As of the date of this annual report, we are working to satisfy all the conditions prior to the disbursement of this loan.

Our expansion projects are being developed with equity from Central Puerto and its subsidiaries. However, the Company does not discard the option to pursue potential financing alternatives, if the conditions are favorable.

As of the date of this annual report, we also have uncommitted lines of credit with commercial banks, totaling approximately Ps.5.91 billion.

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

Following the commercial authorizations granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly payments of the receivables relating to the sale of electric power to CAMMESA from January 2004 through December 2007. As of December 31, 2016, the balance owed to us under the FONINVEMEM arrangement relating to the sale of electric power to CAMMESA from 2004 through 2007 totaled US$64.04 million. During the year ended December 31, 2018, we received Ps.515.26 million (considered in nominal values, or US$ 19.81 million in U.S. dollar-denominated payments) in principal and Ps.33.14 million (considered in nominal values, or US$ 1.31 million in U.S. dollar-denominated payments) in interest for these receivables (including VAT).

The CVO combined cycle plant became operational on March 20, 2018. As of December 31, 2018, the CVO “LVFVD 2008-2011 receivables” totaled Ps.20.24 billion.

After the CVOSA power plant became operational, in the case of receivables accrued between 2008 and September 2010, the amount due was converted into U.S. dollars at the exchange rate effective at the date of the CVO Agreement (i.e., November 25, 2010), which was Ps.3.97 per U.S. dollar. Additionally, certain receivables that accrued after September 2010 and that were also included in the CVO Agreement, were converted into U.S. dollars at the exchange rate effective at the due date of each monthly sale transaction. The total estimated amount due is US$ 548 million plus accrued interests after the CVO Commercial Approval. As a result of the conversion of the LVFVD into U.S. dollars detailed in the previous paragraph, we had a one-time income, before income tax, in relation to the interest and the effect of the adjustment of the LVFVD 2008-2011 receivables to US dollars as of March 20, 2018, of Ps. 11,017 million, measured in current unit as of December 31, 2018 (or Ps. 7,959 million, expressed in nominal terms), at an exchange rate of Ps. 20.17 to US$1.00, which was the spot bid exchange rate reported by the Banco de la Nación Argentina for wire transfers (divisas) as of March 20, 2018, which was recognized by us in the consolidated income statement for the year ended December 31, 2018. under “CVO receivables update”. The U.S. denominated monthly payments under the CVO Agreement are payable in pesos, converted at the applicable exchange rate in place at the time of each monthly payment.

As of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM, as a combined cycle, of the thermal plant Central Vuelta de Obligado, which entitled us to receive the collection of the trade receivables under the CVO Agreement. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be signed in order to start the collections.

The PPA agreement was signed on February 7, 2019, with retroactive effect to March 20, 2018.

As a result, the original amortization schedule from the CVO Agreement is in full force and effect.

The unpaid installments corresponding to the March-December 2018 period add up to US$ 78.15 million (including VAT, corresponding to installments 1 to 10). As of the day of this annual report, we continue in negotiations with CAMMESA to collect such unpaid amounts as soon as possible, plus the accrued interest between each due date and the effective payment date.

Despite the referred unpaid installments, as of the date of this annual report, we received the payment related to January and February 2019 (corresponding to installments 11 and 12, respectively) pursuant to the CVO Agreement’s original disbursement schedule, at the exchange rate of the last date of each month, on its respective due dates, in March and April 2019, respectively.

Additionally, we hold receivables in the form of LVFVD for the unpaid balances from CAMMESA relating to the sale of electric power to CAMMESA under the additional trust remuneration concept since 2012. As of December 31, 2018, we hold Ps.1.06 billion in LVFVD credits for this concept, which may be used to finance new projects approved by the Argentine government. We also hold receivables in the form of LVFVD for the unpaid balances from CAMMESA relating to the sale of electric power to CAMMESA under the non-recurring maintenance remuneration concept. For more information regarding sales relating to additional trust remuneration and non-recurring maintenance, see “—Our Revenues—The Energía Base” and “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Scheme.” For more information regarding financings from CAMMESA, see “—Indebtedness—Borrowings and Prepayments by CAMMESA.”

Cash Flows

The following table sets forth our cash flows from our operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2018	2017	2016
Net cash flows provided by operating activities	3,706,026	3,662,667	3,042,475
Net cash flows used in investing activities	(5,070,325)	(3,281,233)	(2,929,970)
Net cash (used in) provided by financing activities	687,412	(341,788)	(636,002)
Increase (Decrease) in cash and cash equivalents, net	(676,887)	39,646	(523,497)

Net Cash Provided by Operating Activities

2018 Compared to 2017

Net cash provided by operating activities increased by 1.18% to Ps.3.71 billion for the year ended December 31, 2018 (which includes a net cash decrease of Ps.6.7 million from the La Plata plant, which was sold on February 8, 2018, with an effective date of January 5, 2018), from Ps.3.66 billion for the year ended December 31, 2017 (which includes Ps.1.21 billion from the La Plata plant, which was sold). The increase was primarily driven by increased revenues and other operating income, as a result of a higher average price per unit in our sales of energy and steam, mainly due to the price increases explained above in the section “Results of Operations—Results of Operations for the Years Ended December 31, 2018, 2017 and 2016—Revenues—2017 Compared to 2016,”. This was partially offset by (a) an increase in the income tax paid in 2018, which amounted to Ps. 4.2 billion, as compared to Ps. 1.2 billion in 2017, a non-cash increase in CVO receivables update (for more information see Note 14.1 of our audited consolidated financial statements) of Ps. 11.02 billion in 2018, and a non-cash gain in foreign exchange difference for trade receivables of Ps.11.40 billion in 2018 compared to a decrease of Ps. 116.70 million in 2017.

2017 Compared to 2016

Net cash provided by operating activities increased by 20.38% to Ps.3.66 billion for the year ended December 31, 2017 (which includes Ps.1.21 billion from the La Plata plant, which was sold on February 8, 2018, with an effective date of January 5, 2018), from Ps.3.04 billion for the year ended December 31, 2016 (which includes Ps.1.25 billion from the La Plata plant, which was sold). The increase was primarily driven by increased revenues and other operating income, as a result of a higher average price per unit in our sales of energy and steam, mainly due to the price increases explained above in the section “Results of Operations—Results of Operations for the Years Ended December 31, 2017, 2016 and 2015—Revenues—2017 Compared to 2016,”. This was partially offset by an increase in other non-financial assets and inventories of Ps. 343.52 million in 2017, compared to a decrease of Ps. 2.39 billion.

Net Cash Used in Investing Activities

2018 Compared to 2017

Net cash used in investing activities increased by 54.52% to Ps.5.07 billion for the year ended December 31, 2018, from Ps.3.28 billion for the year ended December 31, 2017. The increase was primarily driven by (i) an increase in payments for the purchases of property, plant and equipment which amounted to Ps.6.96 billion, primarily for the construction of the wind farms Achiras and La Castellana and for the construction of the Luján de Cuyo and Terminal 6 San Lorenzo cogeneration plants, as compared to payments and upfront payments of Ps.5.73 billion in 2017, primarily for the construction of the wind farms Achiras and La Castellana and a gas turbine for Luján de Cuyo, which was partially offset by (ii) proceeds from La Plata Plant Sale in the amount of Ps.625.91 million.

2017 Compared to 2016

Net cash used in investing activities increased by 11.99% to Ps. 3.28 billion for the year ended December 31, 2017, from Ps.2.93 billion for the year ended December 31, 2016. The increase was primarily driven by (i) more payments for the purchases of property, plant and equipment which amounted to Ps.5.73 billion, primarily for the construction of the wind farms Achiras and La Castellana and a gas turbine for the new Luján de Cuyo cogeneration unit, as compared to payments and upfront payments of Ps.4.28 billion in 2016, primarily for the purchase of two new gas turbines and generators from Siemens in May and June 2016, which was partially offset by (ii) proceeds from the sale of available for sale financial assets in the amount of Ps.2.39 billion, as compared to Ps.1.25 billion in the year ended December 31, 2016.

Net Cash (Used in) provided by Financing Activities

2018 Compared to 2017

Net cash provided by financing activities totaled Ps.687.41 million for the year ended December 31, 2018, compared to Ps.341.79 million in net cash used in financing activities during the year ended December 31, 2017. This variation was primarily driven by (i) Ps.309.76 million contributions from non-controlling interests to CP Renovables in 2018, compared to Ps.497.76 million in 2017, (ii) dividends paid in the amount of Ps.1.42 billion in 2018 compared to a dividend of Ps.1.89 billion in 2017, (iii) Ps.1.03 billion received in 2017 from borrowings from CAMMESA for the maintenance of our units (in 2018 we have not received borrowings from CAMMESA), (iv) Ps.23.14 million short term loans paid in 2018, as compared to Ps.1,089.07 million received in 2017 and (v) long-term loans received in the amount of Ps.4,374.98 million in 2018, as compared to Ps.2,840.83 million received in 2017.

2017 Compared to 2016

 Net cash used in financing activities totaled Ps.341.79 million for the year ended December 31, 2017, compared to Ps.  636.00 million in net cash used in financing activities during the year ended December 31, 2016. This variation was primarily driven by (i) a Ps.497.76 million contributions from non-controlling interests to CP Renovables in 2017, compared to Ps.12.39 million in 2016, (ii) the prepayment in full of the Class I 2007 Corporate Notes in the amount of Ps.1.45 billion in June 2016, (iii) dividends paid in the amount of Ps.1.89 billion in 2017 compared to a dividend of Ps.2.57 billion in 2016, (iv) Ps.1.02 billion received in 2017 from borrowings from CAMMESA for the maintenance of our units as compared to Ps.1.54 billion in 2016, (v) Ps.1.09 billion short term borrowings paid in 2017, as compared to Ps.212.39 million received in 2016 and (vi) bank loans received in the amount of Ps.2.84 billion in 2017, as compared to Ps.1.76 billion received in 2016.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,
	(in thousands of Ps.)
	2018	2017	2016
Land and buildings	6,487	4,552	388,682
Electric power facilities	813,810	354,830	-
Gas turbines	191,953	1,356,837	2,175,645
Construction in progress	5,924.697	3,982,113	1,097,130
Other	22,036	36,480	619,066
Total	6,958,983	5,734,812	4,280,523

In the year ended December 31, 2018, we made total capital expenditures of Ps.6.96 billion, compared to Ps.5.73 billion in 2017. During these years, the main additions to fixed assets and land were in connection with proposed projects for the expansion of our installed capacity. During the year ended December 31, 2018, our main capital expenditure was for the construction of the Lujan de Cuyo and Terminal 6 San Lorenzo cogeneration plants, while during the year ended December 31, 2017, our main capital expenditure was for the construction of the wind farms Achiras and La Castellana. See “—The State of Emergency of the Argentine Electricity Sector—Proposed Expansion of our Generating Capacity.”

In the year ended December 31, 2017, we made total capital expenditures of Ps. 5.73 billion, compared to Ps.4.28 billion in 2016. During these years, the main additions to fixed assets and land were in connection with proposed projects for the expansion of our installed capacity. During the year ended December 31, 2017, our main capital expenditure was for the construction of the wind farms Achiras and La Castellana, while during the year ended December 31, 2016, we made two partial advances for the purchase of two gas turbines for a total of Ps.2.18 billion, which were recognized under the other non-financial assets line item as of December 31, 2016. See “—The State of Emergency of the Argentine Electricity Sector—Proposed Expansion of our Generating Capacity.”

We have funded our capital expenditures with proceeds from debt issuances and cash generated from our operations.

We expect to incur substantial expenses and capital expenditures as we continue to expand our installed capacity. We anticipate that our capital expenditures, both estimated and committed, will be approximately US$445 million during the next three years. Other than the Borrowing from KFW described in this annual report (see “Item 4.B. Information of the Company—Recent Developments—Borrowing from KFW”), our expansion projects are being developed with equity from Central Puerto and its subsidiaries. However, we may explore alternative financing options if the conditions are favorable.

We acquired four heavy-duty gas turbines, which are compatible with single-cycle or combined cycle installations. We are currently using one of them for the construction of the Terminal 6 San Lorenzo cogeneration plant. Additionally, we also acquired land in the Province of Buenos Aires, in a convenient location for fuel delivery and future potential connection to power transmission lines.

Equity interests in DGCU and DGCE. – Public offer of shares

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

At a meeting of our shareholders on December 16, 2016, in accordance with the strategic objective of focusing on assets within the energy industry, the shareholders considered a potential sale of our equity interests in Ecogas, but voted to postpone the decision. We are currently assessing various strategic opportunities regarding DGCU and DGCE, including a possible partial or total sale of our equity interest in them. On January 26, 2018, the shareholders of DGCE approved the admission of DGCE to the public offering regime in Argentina. On March 14, 2018, the Company authorized the offer of up to 10,075,952 common class B shares of DGCE, in a potential public offering authorized by the CNV, subject to market conditions. This authorization was encompassed within the February 23, 2018 authorization of the Board of Directors for the sale of up to 27,597,032 common B shares of DGCE. As of the date of this annual report, we continue to evaluate this strategy.

Indebtedness

As of December 31, 2018, our total indebtedness was Ps.8,693.91 million of which approximately 66.22% was denominated in U.S. dollars and the balance in pesos. The following table shows our indebtedness as of such dates:

	December 31,
	2018
	(in thousands of US$)	(in thousands of Ps.)
Current debt
Borrowings from CAMMESA	48,088	1,812,910
IFC and IIC loan	11,902	448,689
Other loans and borrowings	5,941	223,979
Non-Current debt
Borrowings from CAMMESA	26,639	1,004,304
IFC and IIC loan	137,585	5,186,970
Other loans and borrowings	-	17,060

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

Under such resolution, we entered into a series of loans and security assignment agreements with CAMMESA. As of December 31, 2018, we had outstanding loans with CAMMESA under former Secretariat of Electric Energy Resolution 146 totaling Ps.1.75 billion. This financing may be paid through cash or net settlement with credits (LVFVD) related to the non-recurring maintenance remuneration in 48 monthly installments starting from the completion date of the related maintenance works and accruing interest at interest rates equivalent to that which CAMMESA receives on its own cash investments. In connection with this financing, we have provided CAMMESA a guaranty representing 100% of our LVFVD receivables related to non-recurring maintenance remuneration to cover the outstanding amounts under our loans with CAMMESA under former Secretariat of Electric Energy Resolution 146. For more information regarding non-recurring maintenance remuneration see, “—Our Revenues—The Energía Base” above. As of December 31, 2018, we had credits (LVFVD) in our favor against CAMMESA relating to non-recurring maintenance remuneration in the amount of Ps.544.27 million not including interests.

Additionally, between March and August 2015, we received loans from CAMMESA not related to former Secretariat of Electric Energy Resolution 146 to pay for a GE generator and gas turbine. As of December 31, 2018, the outstanding amount of this loan was Ps.1.07 billion. The Secretariat of Electric Energy has not yet defined the methodology and terms to repay this loan, such as the number of installments for payment or when repayment should begin. However, this financing may be paid through cash or net settlement with credits related to the “additional trust remuneration.” In the latter case, the repayment of the loan may be made by offsetting the amounts owed under such loan against the credits with CAMMESA relating to additional trust remuneration, without the need for cash disbursements. For more information regarding additional trust remuneration, see “—Our Revenues—The Energía Base” above. As of December 31, 2018, we had credits in our favor against CAMMESA relating to additional trust remuneration in the amount of Ps. 1.06 billion not including interests.

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

On August 18, 2018, La Castellana I wind farm reached the commercial operation date. La Castellana “project completion date” is defined in the common terms agreement as the date in which the commercial operation date has occurred and certain other conditions have been met, which is expected to occur nine months after the commercial operation date. For further information on La Castellana project see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Proposed Expansion of Our Generating Capacity.”

On January 9, 2018 CP, La Castellana received the first disbursement from the IIC-IFC Facility I for a total amount of US$80 million and paid in full the three-short-term bridge - loans entered into with Banco de Galicia y Buenos Aires for an aggregate amount of US$50.5 million with the proceeds of the ICC - IFC Facility.

On June 4, 2018, CP La Castellana received a second disbursement for the remaining amount of US$ 20.050.000.

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

On September 20, 2018, the Achiras I wind farm reached the commercial operation date. The Achiras “project completion date” is defined in the common terms agreement as the date in which the commercial operation date has occurred and certain other conditions have been met, which is expected to occur nine months after the commercial operation date. For further information on the Achiras project see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Proposed Expansion of Our Generating Capacity.”

On April 9, 2018, CP Achiras received a disbursement US$ 50.700.000 for the total amount of the loan.

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

On November 10, 2017, CP La Castellana and CP Achiras entered into two short-term bridge loans with Banco de Galicia y Buenos Aires S.A. in the amount of US$35 million and US$18 million, respectively, for the acquisition of wind turbines. These loans accrue interest at an annual interest rate of 3.6% and mature on January 9, 2018. On December 21, 2017, CP La Castellana and CP Achiras entered into two short-term bridge loans with Banco de Galicia y Buenos Aires S.A. in the amount of US$9 million and US$5.8 million, respectively, for the acquisition of wind turbines. These loans accrue interest at an annual interest rate of 3.6% and mature on February 19, 2018. On December 22, 2017, CP La Castellana and CP Achiras entered into two short-term bridge loans with Banco de Galicia y Buenos Aires S.A. in the amount of US$6.5 million and US$3.2 million, respectively, for the acquisition of wind turbines. These loans accrue interest at an annual interest rate of 3.6% and mature on February 20, 2018. On January 17, 2018, CP Achiras entered into a short-term bridge loan with Banco de Galicia y Buenos Aires S.A. in the amount of US$7 million, for the acquisition of wind turbines. This loan accrues interest at an annual interest rate of 3.1% and matured on March 18, 2018.

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

We expect that our operating and financial performance in the future will benefit from the increases we expect in our power generation capacity. We have been awarded three wind farm projects under the RenovAr Program (Achiras with 48 MW of awarded electric capacity, La Castellana with 99 MW of awarded electric capacity and La Genoveva I with 86.6 MW of awarded electric capacity) and two co-generation projects (Terminal 6 San Lorenzo with an awarded electric capacity of 330 MW and 317 MW for the winter and summer, respectively, and Lujan de Cuyo with an awarded electric capacity of 93 MW and 89 MW for the winter and summer, respectively). Two of our wind farms, Achiras and La Castellana, commenced their operations in September and August 2018, respectively. We expect the Luján de Cuyo cogeneration project to commence operations during the fourth quarter of 2019, and the Terminal 6 San Lorenzo cogeneration project and La Genoveva I wind farm to commence operations on the second quarter of 2020. The development of new projects involves risks and we cannot assure you that these projects will commence operations on time and on budget, nor can we assure you that these projects will perform as expected. For a description of these awarded projects and of our expected capital expenditures in connection with them, see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Proposed Expansion of Our Generating Capacity”.

In addition, as described in “Our Competitive Strengths—Attractive Growth Pipeline”, we are currently developing five wind farm projects, Manque (previously a part of Achiras II) (57 MW), Los Olivos (previously a part of Achiras II) (22.80 MW), La Castellana II (15.75 MW) and La Genoveva II (41.80 MW), and one solar project, El Puesto (12 MW). These projects are being developed under the Term Market regulatory framework which allow us to make agreements with large consumers (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”).

In terms of energy tariffs, we believe that the Argentine government will continue its efforts to cut off subsidies to end users after 2019, and narrow the gap between the whole price of generating electric energy and the price paid by the demand. In March 2019, Energía Base tariffs were reduced significantly compared to the tariffs in effect at the beginning of the year. This change was defined as a transition measure by the recitals of Resolution SRRyME No. 1/19 in order to reduce the national government’s fiscal deficit, since the price reduction may reduce the subsidies needed for the sector. In 2020, we expect an increase in the remuneration for, at least, the most cost-efficient and required units, such as combined cycles. We have no control over these tariffs and cannot assure that the Argentine government will restore term market sales under contracts for conventional energy. See “Item 3.D. Risk Factors—Risks Relating to the Electric Power Sector in Argentina—The Argentine government has intervened in the electric power sector in the past, and is likely to continue intervening” and “Item 3.D.—Risk Factors—Risks Relating to Our Business—Our results depend largely on the compensation established by the Secretariat of Electric Energy and received from CAMMESA”.

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

A substantial portion of our remuneration is currently based on fixed capacity and not generation levels. For 2019 CAMMESA expects that electricity demand in Argentina will decrease 0.2%. We expect that despite the awarding of new generation capacity, our main units will maintain their approximate dispatch order because of the efficiency and positioning of our power plants within Argentina’s electricity system. The operation of our various units involves risks and we cannot assure you that we will achieve this performance in the future. See “Item 3.D. Risk Factors—Risks Related to our Business—Factors beyond our control may affect our ability to win public bids for new generation capacity, or affect or delay the completion of new power plants once we have been awarded projects” and “Item 3.D.—Risk Factors—Risks Relating to the Electric Power Sector in Argentina—Our power plants are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance”.

Additionally, we expect that our steam production will be affected by the La Plata Plant Sale but will recover in 2020 when our awarded co-generation projects are expected to be online. The concession for our hydro plant expires in 2023 and believe that we are well-positioned to achieve the extension of this concession. However, since the HPDA Concession Agreement does not contain a clause for an automatic renewal, we cannot assure you that we will achieve the extension of the concession or be awarded with a new concession, for our operation of the Piedra del Águila plant (“Item 3.D.—Risk Factors—Risks Relating to Our Business—The non-renewal or early termination of the HPDA Concession Agreement would adversely affect our results of operations”).

Regarding the collections from CAMMESA, from September 2016 to November 2017 CAMMESA has paid without delays, and since then, there were short periods in which CAMMESA experienced delays in paying (for more information on the duration of these delays see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk”). For example, for the monthly transaction related to Energía Base of January 2019, with due date on March 13, 2019, we collected 50% on that date, 22% on March 19, 2019, 22% on April 1, 2019, and the rest on April 5, 2019. For the monthly transaction related to Energía Base of February 2019, with due date on April 11, 2019, we collected 41% on that date, and 20% on April 17, 2019, and we expect to collect the balance in the upcoming weeks. For these delays, we are entitled to receive interests from CAMMESA. Payments related to PPAs under the Renovar Regulatory Framework have not suffered delays. CAMMESA may once again be unable to make payments to generators both in respect of energy dispatched and generation capacity availability on a timely basis or in full, which may substantially and adversely affect our financial position and the results of our operations.

As of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM, as a combined cycle, of the thermal plant Central Vuelta de Obligado, which entitled us to receive the collection of the trade receivables under the CVO Agreement. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be signed in order to start the collections.

The PPA agreement was signed on February 7, 2019, with retroactive effect to March 20, 2018.

As a result, the original amortization schedule from the CVO Agreement is in full force and effect.

The unpaid installments corresponding to the March-December 2018 period add up to US$ 78.15 million (including VAT, corresponding to installments 1 to 10). As of the day of this annual report, we continue in negotiations with CAMMESA to collect such unpaid amounts as soon as possible, plus the accrued interest between each due date and the effective payment date.

Despite the referred unpaid installments, as of the date of this annual report, we received the payment related to January and February 2019 (corresponding to installments 11 and 12, respectively) pursuant to the CVO Agreement’s original disbursement schedule, at the exchange rate of the last date of each month, on its respective due dates, in March and April 2019, respectively.

We are also entitled to receive the foreign exchange difference accrued for the Energía Base and FONI trade receivables, between the last date of the month of each monthly transaction of Energía Base or FONI installment, and the day prior to the due date of such monthly transaction or installment. These amounts should be paid one day after the due date of the payment of each monthly transaction of Energía Base or FONI installment. However, for the January 2019 installment, with due date on March 14, 2019, the foreign exchange difference was payed on April 5, 2019. The foreign exchange difference on the February 2019 monthly transaction of Energía Base and FONI installments has not been collected as of the date of this annual report.

In terms of our main costs, on November 7, 2018, pursuant to Res. SEE 70/18, the Argentine government authorized generators to purchase their own fuel for assets under the Energía Base Regulatory framework. However, prior commitments assumed by generators with CAMMESA for energy supply contracts are not altered by this new regulation. If generation companies opt to take this option, CAMMESSA will value and pay the generators their respective fuel costs in accordance with the Variable Costs of Production (CVP) declared by each generator to CAMMESA. According to CAMMESA’s procedure, the machines with the lower CVPs are dispatched first, and consequently, may produce more electric energy. The Agency in Charge of Dispatch (Organismo Encargado del Despacho or “OED” using the Spanish acronym) -CAMMESA- will continue to supply the fuel for those generation companies that do not elect to take this option. For reference, until 2009, we were able to generate gains resulting from savings in the purchase of fuel oil, which savings were equal to the difference between the cost of fuel oil actually paid by CAMMESA and the cost of fuel oil to us.

In accordance to Res. SEE 70/18, in November 2018, we started purchasing fuel for our Luján de Cuyo combined cycle, and in December 2018, for all our thermal units. We obtained a gross margin since we were able to benefit from better fuel prices than the reference pass-through values provided by CAMMESA, given our scale as one of the largest private sector power companies in Argentina, as measured by generated power, according to data from CAMMESA, and the diverse and strategic location of our power sector assets (see “Item 4.A. History and development of the Company—Our Competitive Strengths”). The possibility to make same gross margins in the future will depend on various factors, such us the reference prices set by CAMMESA and the price and availability of the fuel prices in the Argentine market, among other factors. In the future, we may conclude that purchasing our own fuel is no longer convenient and, in turn, opt to obtain the supplies from CAMMESA. According to CAMMESA’s procedures, generators are allowed to make this decision every fifteen days. During the past three months, CAMMESA has consistently reduced the reference price for the fuel, and thus, the margin that we can obtain has been reduced significantly. At the date of this annual report, we are only purchasing the necessary fuel for our combined cycles of the Puerto Complex and Luján de Cuyo Plant.

We also assume an increase in our number of employees related to our new projects, but we believe that salaries will remain in line with current levels in U.S. dollar terms. We cannot assure you that our operating or other costs will not increase at higher rates, that the Argentine government will continue to allow generators to purchase the fuel needed for the operation of their thermal power plants or that we will be able to benefit from better fuel prices than the reference pass-through values provided by CAMMESA. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Government measures, as well as pressure from labor unions, could require salary increases or added benefits, all of which could increase companies’ operating costs”, “Item 3.D.—Risk Factors—Risks Relating to the Electric Power Sector in Argentina—We operate in a heavily regulated sector that imposes significant costs on our business, and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations” and “Item 3.D.—Risk Factors—Risks Relating to Our Business—Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, liquid fuel.”

Item 5.E Off-balance sheet arrangements

As of December 31, 2018, we did not have any off-balance sheet arrangement as defined in Form 20-F not disclosed in our audited consolidated financial statements.

Item 5.F Contractual Obligations

Contractual Obligations

The table below identifies the principal amounts of our main contractual obligations from continuing operations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2018. Peso amounts have been translated from U.S. dollar amounts at the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina for wire transfers (divisas) on December28, 2018 of Ps. 37.70 to US$1.00.

Payment and Purchase Obligations

		Payments due by period
	Currency	Maturity	Total atDecember 31,2018	Less than1 year	1 – 3years	3 – 5years	Morethan5 years
					(in thousands of Ps.)
Bank debt (1)	Pesos		223,979	223,979	-	-	-
IIC-IFC La Castellana Loan	Pesos	Nov-2031	10,439,356	637,773	1,580,941	1,538,296	6,682,346
IIC-IFC Achiras Loan	Pesos	Feb-2032	5,455,773	327,660	810,345	789,053	3,528,715
Debt with CAMMESA(2)	Pesos		4,985,573	2,062,308	2,923,265	-	-
Maintenance contracts thermal plants (long-term service agreements)(3)	U.S. dollars	Varies	6,871,476	716,734	2,056,131	3,526,583	572,028
Wind Farms’ Operation and Maintenance contracts (3)	U.S. dollars	Varies	2,038,577	99,669	324,211	384,612	1,230,084
Natural gas contracts(4)	U.S. dollars		30,434,657	83,811	3,081,491	3,759,162	23,510,192
Gas transmission and distribution contracts(5)	Pesos andU.S. dollars	Varies	11,073,167	906,888	2,614,296	2,825,097	4,726,886
Provincial fees and royalties(6)	Pesos	Dic-2023	2,079,989	290,491	831,222	869,129	88,514
Construction of Renewable Energy projects	U.S. dollars	Varies	4,268,931	3,977,209	291,722	-	-
Construction of San Lorenzo Terminal 6 and Lujan de Cuyo plants	U.S. dollars	Varies	8,883,330	8,236,742	646,587	-	-
Long-term benefits to employees	Pesos	Varies	148,470	38,421	18,820	14,316	76,912
_____________
(1) Mainly overdraft facilities and VAT facilities related to the acquisition of wind turbines with an estimated maturity in April 2019.
(2) Debt pursuant to Secretariat of Energy Resolution 146 totaling Ps.3.58 billion with an estimated maturity on March 2021 and a loan with CAMMESA totaling Ps.1.40 billion. With respect to this last loan, because CAMMESA did not establish a term for the loan (which was used to purchase a GE turbine), we have included this amount as debt with payments due in less than 1 year, the shortest possible maturity category in the chart above. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine Government.”
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
(4) We have a contract for the purchase of natural gas for Luján de Cuyo Alstom cogeneration unit that expires in September, 2019, and a contract for the purchase of natural gas for the new Luján de Cuyo cogeneration unit for 15 years after the commencement of operations, which is expected to occur in November 2019. The amounts listed above depend, in part, on the generation of the applicable machinery and the type of fuel used, and we have made certain assumptions with respect to these factors, among others, utilizing models and software provided by CAMMESA, for purposes of estimating the amounts included in the table above.
(5) The amounts listed above depend, in part, on the generation of the applicable machinery, and we have made assumptions with respect to this factor, among others, utilizing models and software provided by CAMMESA, for purposes of estimating the amounts included in the table above.
(6) Based on our internal estimates of the electric power generated by the Piedra del Águila plant, with expected future water flows.
(7) Estimated maturity.

Sales Obligations

The table below identifies the principal amounts of our main sales obligations from continuing operations and corresponding payments due to us as of December 31, 2018 and the breakdown of when payments are due. The below obligations are not derived from the Energía Base. With respect to electric power sales, we agree to supply power to customers or purchase the energy for the customer. With respect to steam sales, we agree to provide a certain volume of energy production per hour (except during scheduled maintenance). In the event we cannot offer the agreed upon volume of energy in connection with our steam sales, we must pay penalties. Electric power sales and steam sales are denominated in U.S. dollars and were converted into pesos below at Ps.37.7 to US$1.00, which was the exchange rate quoted by the Banco de la Nación Argentina for U.S. dollars for wire transfers (divisas) as of December 28, 2018.

	Expected revenue by period
	Total at December 31, 2018	Less than1 year	1 – 3years	3 – 5years	More than5 years
	(in thousands of Ps.)
Electric power sales(1)	59,281,890	2,457,019	6,087,557	5,999,796	44,737,518
Steam sales(1)	22,777,993	197,234	3,257,761	3,311,658	16,011,341
Total	82,002,938	2,597,308	9,345,318	9,311,454	60,748,858
_____________
(1) Prices are generally determined by agreements or formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these sales obligations for purposes of the table are based on current market prices as of December 31, 2018, and expected generation and demand estimated at that date, and may not reflect actual future prices of these commodities, or the real demand. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only, and are fixed for the entire period. The amounts above are based on internal estimates of demand from our customers, based on prior years, and they do not include the agreements for the sale of energy entered into after December 31, 2018.

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

The latest election relating to our Board of Directors took place at the ordinary shareholders’ meeting held on April 27, 2018.

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

The following table sets forth the current composition of our Board of Directors:

Name	Title	Date of first appointment to the board	Date of expiration of current term	Date of birth
Osvaldo Arturo Reca	Chairman of the Board	April 5, 2011	December 31, 2018	December 14, 1951
Jorge Anibal Rauber	Vice-Chairman of the Board	April 27, 2018	December 31, 2018	July 18, 1969
Miguel Dodero*	Director	September 21, 2015	December 31, 2018	February 16, 1955
Oscar Luis Gosio*	Director	July 11, 2007	December 31, 2018	August 17, 1954
Juan José Salas*	Director	September 21, 2015	December 31, 2018	February 23, 1960
Diego Gustavo Petracchi*	Director	April 27, 2018	December 31, 2018	July 17, 1972
Tomas Peres	Director	April 27, 2018	December 31, 2018	December 31, 1983
Tomás José White*	Director	April 27, 2018	December 31, 2018	May 18, 1957
Cristián Lopez Saubidet*	Director	April 15, 2009	December 31, 2018	September 26, 1974
Jorge Eduardo Villegas	Director	April 28, 2017	December 31, 2018	January 9, 1949
Liliana Amelia Murisi*	Director	April 28, 2017	December 31, 2018	March 30, 1967
Marcelo Atilio Suvá	Alternate Director	July 22, 2008	December 31, 2018	July 27, 1948
Justo Pedro Sáenz	Alternate Director	April 10, 2008	December 31, 2018	May 2, 1958
Adrián Gustavo Salvatore	Alternate Director	April 27, 2018	December 31, 2018	April 26, 1967
Javier Alejandro Torre	Alternate Director	April 27, 2018	December 31, 2018	April 19, 1967
Rubén Omar López	Alternate Director	April 27, 2018	December 31, 2018	April 17, 1964
Oscar Mauricio Guillani	Alternate Director	April 27, 2018	December 31, 2018	March 3, 1964
Enrique Gonzalo Ballester*	Alternate Director	April 28, 2017	December 31, 2018	January 19, 1954
Juan Pablo Gauna Otero*	Alternate Director	April 28, 2017	December 31, 2018	October 10, 1976
Diego Federico Cerdeiro	Alternate Director	April 27, 2018	December 31, 2018	May 30, 1976
Pablo Javier Vega*	Alternate Director	September 21, 2015	December 31, 2017	September 29, 1972

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

Juan José Salas holds a degree in Engineering from the Universidad de La Plata. He has been a member of our Board of Directors since 2015. From 1983 to 1984, he completed postgraduate studies at the Instituto de Altos Estudios Empresariales. From 2010 to 2015, Mr. Salas has also served as operations and information systems manager of Autopistas del Sol S.A. Since 2016, he is a director of Transener S.A., and since 2017 he serves as highways’ operations director of Autopistas Urbanas S.A

Osvaldo Arturo Reca holds a degree in Engineering from the Universidad Católica Argentina. He also received an advanced degree in 1977 from North Carolina State University in the United States. He has been a member of our Board of Directors since 2011. From 1980 to 1984, he was a shareholder and director of Ingenier’a de Avanzada S.A., a company engaged in the deployment of sanitary and gas facilities for housing developments. From 1984 to 1989, he served as general manager of Dufalp S.A., a leading company within the clothing industry (“Dufour” was its principal brand). From 1989 to 2002, Mr. Reca served as commercial, operating and planning manager of Alpargatas S.A., a leading company in the clothing and footwear industry. He then developed an agricultural project for cereal and oilseeds production, which he still runs as of the date of this annual report. He also served as vice chairman of HPDA from 2012 to 2015 and as a director of Transportadora de Gas del Norte S.A., Edesur S.A. and PB Distribución S.A. In addition, he currently serves as chairman of the board of directors of DGCE, DGCU, IGCU, IGCE and Energía Sudamericana S.A.

Jorge Anibal Rauber holds a degree in Electrical Engineering from the Universidad Nacional de la Plata and post-graduate degrees in Electrical Market Management from the Instituto Tecnológico de Buenos Aires (ITBA) and in Business from the Universidad Di Tella. From 2006 to 2012, Mr. Rauber worked as general manager of AES Argentina Generación S.A. From 2016 to 2017, he served as general manager of Subterraneos de Buenos Aires Sociedad del Estado.

Miguel Dodero holds a degree in Business Administration from the Universidad de Buenos Aires. He has been a member of our Board of Directors since 2015. He has previous work experience at Agencia Mar’tima Dodero S.A. and Compañ’a Argentina de Navegación Intercontinental S.A. He served as chairman of Dodero Inmobiliaria y Mandataria S.A. from 1990 to September 2014. Mr. Dodero has been chairman of M. Dodero Compañ’a de Servicios S.A. since 1989 and of Full Logistics S.A. since 2008, as well as a shareholder of both companies. In addition, he currently serves as a director of IGCU, IGCE, DGCU and DGCE.

Oscar Luis Gosio holds a degree in Accounting from the Universidad de Buenos Aires. He is currently the principal partner at Gosio, Medina & Asociados, a company that provides audit, accounting and tax services. He is also the chairman and partner of Agropecuaria Huen Loo S.A. since 2008, a company engaged in the agriculture business, as well as the President of the Instituto de Hermanos Cristianos, which is focused on education (Colegio Cardenal Newman) since 2014. Mr. Gosio also serves as a director of Asociación Argentina de Criadores de Corriedale. In addition, he is syndic in several companies of the agriculture industry.

 Diego Gustavo Petracchi holds a degree in Economics from the Universidad Católica Argentina and a Master in Science of Management (Sloan Program) from Stanford University. He is currently developing a project in the senior living (residences for adults) business. From 2006 to 2015, he was a director of NDM Holding (Valle de las Leñas S.A.), a Company engaged in tourism, real state and agribusiness. He has also served as a director of Nieves de Mendoza S.A., Santa Rosa del Monte S.A., Rio Lobo S.A., Valles Mendocinos S.A. In addition, from 1995 to 2006, he worked in different positions, including Vice President, in Prefinex S.A., a company that provides financial advisory services.

Tomas Peres holds a degree in Business Administration from the Universidad de San Andrés. From 2007 to 2009 que worked in the audit department of KPMG. From 2009 to 2015 he worked at Ultrapetrol American Barge Line, first as bunker responsible, and then as chief of commercial planning. He currently serves as an advisor of the Ministry of Transport of the Republic of Argentina and director of Energía Sudamericana S.A.

Tomás José White holds a degree in Accounting from the Universidad Católica Argentina. From 1977 to 1984 he served as director in several private companies in the construction industry, such as Bemba S.A., Sumarge S.A. and Din S.A. From 1996 to 1998 he also served as a director of Empresa Amanco SA. Since 2000 he is the chairman of Celestal SAIC.

Adrián Gustavo Salvatore holds a degree in law from the Universidad de Buenos Aires and an MBA in a joint degree from the Universidad del Salvador (Argentina) and the Universidad de Deusto (Spain). From 1993 to 1997 he worked at the legal and regulatory department of ESEBA, where he was in charge of the process of privatizing the company. From 1997 to 2003, he worked as legal manager at COMESA, Comercializadora de Energía, and in 2003 he joined the law firm Bruchou, Fernández Madero, Lombardi & Mitrani, as part of their regulatory and public services department. He works in the regulatory department of Central Puerto since 2008, and he currently serves as a director in several companies such as Termoeléctrica Manuel Belgrano S.A., Inversora de Gas Cuyana S.A., Inversora de Gas del Centro S.A. and Central Vuelta de Obligado S.A., as well as alternate director of Distribuidora de Gas Cuyana S.A. and Distribuidora de Gas del Centro S.A. He is also the chairman of Proener S.A.U., and vice-chairman of Termoeléctrica José de San Martín S.A. and Central Aimé Painé S.A.

Javier Alejandro Torre holds a degree in Human Resources from the University of Buenos Aires and a Master in Business Administration from the University of Buenos Aires. From 2011 to 2016, he was human resources manager of Argentine operations in LyondellBasell. He has been our human resources manager since 2016. He previously worked at ExxonMobil for almost 20 years, where he held different positions in the commercial and human resources areas.

Rubén Omar López holds a degree in Electrical Engineering from the Universidad Tecnológica Nacional. He also holds a postgraduate degree in Business Management from Universidad de Buenos Aires. From 2013 to 2019, he was our planning and regulation manager and, since 2019, he is our Strategic Planning Director. He has more than 30 years of experience in the utilities sector, where he has held different positions both in technical and commercial areas. In addition, he currently serves as alternate director of EDESUR S.A., and as a director of Distrilec Inversora S.A. In addition, he has been a director in CAMMESA since 2015.

Oscar Mauricio Guillani, holds a degree in law from the Universidad de Buenos Aires. Since graduation, he has worked as a lawyer in the private sector, independently through his own law firm. He also serves as syndic of Fadeasa Fabrica de Aviones S.A., B C and L SA Belgrano Cargas y Logística SA and ADIFSE (Administradora de Infraestructura Ferroviaria Sociedad del Estado). For more than 10 years he was adjunct professor of Corporations and Contract Law of the Universidad de Buenos Aires, and he is currently an International Law professor in the Escuela Superior de Guerra.

Diego Federico Cerdeiro holds a degree in Business Administration from the Universidad de San Andrés, a post-graduate degree in Finance of the same university and a MBA from the Wharton School of the University of Pennsylvania. From 1998 to 2005, he worked as senior credit officer at the branch of Bayerische Vereinsbank AG (now Unicredit) in Argentina. From 2007 to 2017 he worked in the United States at Morgan Stanley, McKinsey & Co., and served as CFO and Director of ChenMed, a fast growing healthcare company. In 2017, Federico returned to Argentina as CFO of Biosidus and since 2018, he serves as director of a Family Office where he manages a portfolio of companies and investments.

Jorge Eduardo Villegas holds a degree in law from the Universidad de Buenos Aires. Since his graduation, he has worked as a lawyer in the private sector, independently through his own law firm, Estudio Jorge Villegas & Asociados. Mr. Villegas also currently serves as the chairman of Agropecuaria Los Potros S.A.

Cristian López Saubidet holds a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires (ITBA) and a Master’s degree in Business Administration from the University of California, Los Angeles. He has been a member of our Board of Directors since 2009. From 2005 to 2008, he worked for HSBC USA Inc. within the consumer loans and mortgages group. From 1998 to 2005, Mr. Saubidet worked as a consultant at Mckinsey & Co. He serves as director in many companies, including Patagonia Gold S.A., Agropecuaria Cantomi S.A., Minera Aquiline Argentine S.A., Minera Minamalu S.A., Huemeles S.A., Cheyenne S.A., Plusener S.A., MB Holding S.A., LBH Inc., Lagonda Commercial and San Miguel S.A., in which he has been member of the executive committee since 2014, and as an alternate director of Delta del Plata S.A.

Liliana Amelia Murisi holds a degree in Accounting from the Universidad Nacional de Córdoba and a post-graduate degree in Financial Administration of Public Sector from the Universidad Nacional del Comahue. Since December 2015, she serves as the Undersecretary of the Undersecretariat of Public Revenues of the Neuquén Province. From 2007 to 2015, she served as administrative assistant of the Neuquén Province Legislature. From 1997 to 2007, she served as auditor of the Court of Accounts of the Province of Neuquén. From 2004 to 2005, she served as professor of public finances at Centro de Estudios Terciarios Norpatagónicos and as a judicial expert in labor matters.

Enrique Gonzalo Ballester holds a degree in Economics from the Universidad Católica Argentina and a Master of Science (MSc) of the University of London. From 1995 to 2016, he served as senior operator in the department of finance of Banco de Galicia y Buenos Aires S.A. Since 1990, he has served as director of various companies, including Quenuma S.A., Lanceros Civicos S.A. y Guardia Cívica S.A. He currently serves as an alternate director of Lanceros Civicos S.A.

Justo Pedro Sáenz completed the “Advanced Management Program” at The Wharton School, University of Pennsylvania in the United States. He has served as alternate director of our Board of Directors since 2008. From 2007 to 2016, he served as administration and human resources manager of Central Puerto, and since 2016 he serves as administration manager of Central Puerto. From 2005 to 2007, he worked at Cima Investments in the new business area. From 2003 to 2005, he served as Chief Financial Officer of Banco de Servicios y Transacciones S.A. In 2002, he co-founded Idun Inversiones S.A. From 2000 to 2001, he held the position of partner and finance manager of Softbank Latin America Ventures, Venture Capital Fund. From 1984 to 2000, he worked at Merchant Bankers Asociados, MBA Banco de Inversiones and MBA Sociedad de Bolsa. He has been a partner of Merchant Bankers Asociados since 1992, which was affiliated with Salomon Brothers and the investment company of Nicholas Brady, former U.S. Secretary of Treasury. In addition, he currently serves as a director of Proener S.A.U., and as an alternate director of IGCU, IGCE, DGCU, DGCE, Parques Eólicos Australes S.A., CP Renovables, CP Patagones S.A.U., CP Achiras S.A.U., CP La Castellana .S.A.U., CPR Energy Solutions S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., CP Manque S.A.U. y CP Los Olivos S.A.U.

Marcelo Suvá holds a degree in Economics from the Universidad Católica Argentina. He has served as alternate director of our Board of Directors since 2008. He was shareholder of Coinvest S.A., a private equity company, as well as of MBA Banco de Inversiones S.A. (currently known as Lazard Argentina S.A.), a leading Argentine investment bank in financial counseling, where he also was member of its board of directors and took part in various M&A transactions. He also served as director of HNQ. In addition, he serves as a manager and director of RMPE, as an alternate director of RPE Distribución S.A., Hidro Distribución S.A., IGCU, IGCE, DGCU, DGCE, and as chairman of RPM Gas S.A. He is also vice-chairman of ACES (Asociación Civil de Estudios Superiores), a non-profit organization that owns the Universidad Austral, where he also serves as a member of the University’s management board and chairman of its Audit and Finance Committee.

Pablo Javier Vega holds a degree in Industrial Engineering from the Universidad Católica Argentina. He has served as alternate director of our Board of Directors since 2015. He has previous work experience at Empresa Provincial de Energía de Neuquén (EPEN) and the Planification and Action for Development Council (COPADE). In addition, from January 2004 to April 2005, he served as mining executive manager of the Mining and Electricity Provincial Agency of Neuquén Province. From 2015 to 2017, he served as technical coordinator in the Ministry of Energy, Natural Resources and Public Services of the Province of Neuquén, and he is currently the Coordinator of the Public Services department of the General and Public Services Secretariat of the Province of Neuquén.

Juan Pablo Gauna Otero holds a degree in Accounting from the Universidad Argentina JF Kennedy. In addition, he took graduate level courses in Executive Business Administration in IAE Business School, GIP program in strategy at Harvard Business School, GIP program in innovation (IESE University, New York) and holds a post-graduate degree from the University of Buenos Aires in administration and management of SMEs (small and medium-sized enterprises). From 1997 to 2002, he served as senior accountant of Banco Privado de Inversiones. From 2003 to 2009, he served as finance manager of Big Bloom SA (Wanama and John L Cook). From 2010 to 2012, he served as finance manager of BTM Argentina. He is currently a member of the boards of directors of the following companies: Patagonia Gold S.A. (mining), Minera Minamalu S.A. (mining), Cheyenne S.A. (air taxi services), Plusener S.A. (energy) and MB Holding S.A., Huemeles SA (mining), Leleque Explotación (mining), Agropecuaria Cantomi SA,  (real state), Enter Bar Sa (polo club), as well as a syndic of Minera Aquiline Argentina S.A. and Delta del Plata S.A. In addition, Mr. Otero currently serves as accountant of Agropecuaria Cantomi S.A.

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

During the annual ordinary shareholders’ meeting convened for April 30, 2019, the shareholders will consider the approval of the directors’ fees that amounted to a total of Ps. 6,355,140.11 for services rendered in 2018, which were paid in 2018.

As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

Independence Criteria of Directors

In accordance with the provisions of Section 4, Chapter I, Title XII “Transparencia en el Ámbito de la Oferta Pública” and Section 11, Chapter III, Title II “Órganos de Administración y Fiscalización, Auditoría Externa” of the CNV rules, we are required to report to the shareholders’ meeting, prior to vote the appointment of any director, the status of such director as either “independent” or “non-independent.” At present Juan José Salas, Miguel Dodero, Gonzalo Sundblad, Jorge Eduardo Villegas, Cristian López Saubidet, Mario Luis Espada, Liliana Murisi, Gonzalo Ballester, Juan Carlos Martín Casas, Pablo Javier Verga, Juan Pablo Gauna Otero and Pablo Hourbeigt are independent members of our Board of Directors according to the criteria established by the CNV, which may differ from the independence criteria of the NYSE and NASDAQ. See “—Audit Committee” for further details about independence requirements of the members of our Audit Committee at the time of the offering.

Corporate Governance

We have adopted a corporate governance code to put into effect corporate governance best practices, which are based on strict standards regarding transparency, efficiency, ethics, investor protection and equal treatment of investors. The corporate governance code follows the guidelines established by the CNV. We have also adopted a Code of Business Conduct designed to establish guidelines with respect to professional conduct, morals and employee performance.

Senior Officers

The following table sets forth the current composition of our management team:

Name	Title	Date of first appointment to position	Date of Birth
Jorge Rauber	CEO	2017	July 18, 1969
Fernando Roberto Bonnet	CFO	2010	March 23, 1977
Eduardo Nitardi	Engineering Director	2016	July 18, 1955
Alberto Francisco Minnici	Production and Combined Cycle Plant Manager	2015	April 14, 1965
José María Saldungaray	Planning Manager	2014	February 18, 1967
Justo Pedro Sáenz	Administration Manager	2007(1)	May 2, 1958
José Manuel Pazos	General Counsel, Head of Legal Area	2015	September 14, 1971
Rubén Omar López	Strategic Planning Director	2019	April 17, 1964
Gabriel Omar Ures	Commercial Manager	2018	December 31, 1978
Leonardo Marinaro	Legal Affairs Manager	2007	April 25, 1963
Javier Alejandro Torre	Human Resources Manager	2016	April 19, 1967
Rubén Vázquez	Renewable Energy Manager	2015	March 5, 1962
_____________
(1) From 2007 to 2016, he served as administration and human resources manager of Central Puerto, and since 2016 he serves as administration manager of Central Puerto.

The following are the academic and professional backgrounds of our senior management. The business address of each of the members of our senior management team is Avda. Thomas Edison 2701, Buenos Aires, Argentina.

Fernando Roberto Bonnet holds a degree in Accounting from the Universidad Nacional de Buenos Aires. In addition, from 2009 to 2010, he took a graduate level course in Executive Business Administration in IAE Business School, Universidad Austral. He has served as CFO of our company since 2010 and, from 2008 to 2010, he also served as tax manager. He served as tax manager of Ernst & Young Argentina. Mr. Bonnet currently serves as vice-chairman of Proener S.A.U. He currently serves as an alternate director of CP Renovables S.A., Parques Eólicos Australes S.A., CP Achiras S.A.U., CPR Energy Solutions S.A.U., CP La Castellana S.A.U., CP Patagones S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., Central Aimé Painé S.A., CP Manques S.A.U. and CP Los Olivos S.A.U.

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

Alberto Francisco Minnici holds a degree in Electrical Engineering from the Universidad Tecnológica Nacional. Mr. Minnici has 31 years of experience in the electric power industry. He has served as Central Puerto’s Production and Combined Cycle Plant Manager since 2015. Previously, he served as Plant Operations Manager of the Puerto Complex from 2012 to 2015 and as Plant Operations Manager of the combined cycle plant of the Puerto Complex located in the City of Buenos Aires from 2008 to 2012, among other positions within Central Puerto.

José María Saldungaray holds a degree in Electrical Engineering from the Universidad Nacional del Sur, Bahía Blanca, Argentina. He has been our planning manager since 2014. He currently serves as director of Proener S.A.U. He also served as commercial manager of HPDA and was a member of the board of directors of Centrales Térmicas Mendoza S.A. and La Plata Cogeneración S.A.

José Manuel Pazos holds a degree in law from the Universidad Católica Argentina. He also holds a postgraduate degree in Utilities’ Economic Regulation from the Universidad Austral. He served as alternate director of our Board of Directors from September 2015 to April 2018. From 1997 to 2002, he served as lawyer of the Argentine Energy Secretariat and Emprendimientos Binacionales S.A. (EBISA), and, from 2003 to 2014, he worked for the law firm, Bruchou, Fernández Madero & Lombardi. Between 2007 and 2008, he worked for Simpson Thacher & Bartlett LLP in New York. Currently he serves as director of Termoeléctrica Manuel Belgrano S.A. and alternate director of Distrilec Inversora S.A., CP Renovables S.A., Parques Eólicos Australes S.A., CP Achiras S.A.U., CPR Energy Solutions S.A.U., CP La Castellana S.A.U., CP Patagones S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., CP Manque S.A.U. y CP Los Olivos S.A.U.

Leonardo Marinaro holds a degree in law from the Universidad Católica Argentina. He has been our legal affairs manager since 2007. Mr. Marinaro has served as director of La Plata Cogeneración S.A., CTM and Edesur S.A. He is currently a director of CP Renovables S.A., Parques Eólicos Australes S.A., Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U., and alternate director of Proener S.A.U., Central Vuelta de Obligado S.A., TMB, TJSM, Central Aimé Painé S.A., DGCE, IGCE, IGCU and Energía Sudamericana S.A.

Rubén Vázquez holds a degree in Electrical Engineering from the Universidad Tecnológica Nacional Facultad Regional Buenos Aires. He has been our renewable energy manager since 2015. He has more than 30 years of experience in utilities where he held different positions both in technical and commercial areas and gained international utilities experience. He served as commercial and marketing director of Edesur from 2014 to 2015 and is a member of the board of directors of Distrilec Inversora S.A. In addition, he currently serves as chairman of CP Manque S.A.U., CP Los Olivos S.A.U., CPR Energy Solutions S.A.U., CP La Castellana S.A.U., CP Patagones S.A.U.

Gabriel Omar Ures holds a degree in System Engineer from the Universidad Abierta Interamericana. He also holds a Postgraduate degree in Gas and Electricity Administration in InstitutoTecnológico de Buenos Aires (ITBA) and a Management Program at the Darden Business School of the University of Virginia, United States. He started his professional career in 1997 and has over 21 years of experience working in the power sector of Argentina. Among other positions, he held managerial positions in Hidroeléctrica Alicura, was commercial director of AES Argentina Generación, General Manager of Termoeléctrica Manuel Belgrano (from 2013 to 2018), Commercial Manager in Central Dock Sud (YPF). Additionally, he was a director of various companies and industry chambers, including AGEERA (Asociación de Generadores de Energía Eléctrica de la República Argentina) where he has been elected as President for 5 consecutive terms (2012/2017) after holding the Vice Presidency.

For the biography of Mr. Jorge Rauber, Justo Pedro Sáenz, Rubén Omar López and Javier Alejandro Torre see “—Board of Directors.”

Compensation

In 2018, our management received compensation and fees totaling Ps. 67,547,542 (in nominal values), of which Ps. 14,851,966 consisted of an annual bonus. The annual bonus to management is normally between three and four times their salaries and is based on certain performance thresholds related to the amount of work performed and the importance of such work to our business. We also compensate directors who perform managerial, technical and administrative functions for their roles both as directors and as executive officers.

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

It is necessary to comply with all the conditions of independence set forth above for at least three years before the appointment. Our Audit Committee is composed of three members designated by our Board of Directors who are financially literate. Mr. Oscar Gosio, Mr. Miguel Dodero, Mr. Tomas White, Mr. Juan José Salas and Mr. Diego Petracchi are independent under Rule 10A-3 under the Exchange Act (“Rule 10A-3”) and applicable NYSE standards, which are different from the general test for independence of board and committee members. Our board of directors has determined that Mr. Miguel Dodero qualifies as a financial expert within the meaning of the rules adopted by the Comission relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.

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

Additionally, as of the date of this annual report, all members of our Audit Committee satisfy the independence requirements of the Commission and NYSE applicable to the audit committees of foreign private issuers. The members of our Audit Committee are entitled to annual compensation in the form of a fixed salary. Our Audit Committee also has two alternate members, and both are independent under Rule 10A-3 and applicable NYSE standards.

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

● verifies the fulfillment of any applicable rules of conduct; and

● issues opinions on related-party transactions under certain circumstances and files such opinions with regulatory agencies as required by the CNV in the case of possible conflicts of interest.

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

The following chart shows the members of our Audit Committee according to the resolution passed at the Board of Directors’ meeting held on May 14, 2018:

Name	Title	Date of first appointment to position	Date of birth	Status(1)
Oscar Luis Gosio	Chairman	July 12, 2007	August 17, 1954	Independent
Miguel Dodero	Member	May 6, 2016	February 16, 1955	Independent
Tomás José White	Member	May 14, 2018	May 18, 1957	Independent
Juan José Salas	Alternate Member	May 6, 2016	February 23, 1960	Independent
Diego Petracchi	Alternate Member	May 14, 2018	July 17, 1972	Independent

_____________
(1) Status based on rules of the CNV and the Commission.
For the biographies of the members of our Audit Committee, see “—Board of Directors.”

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and are vested with the powers set forth by Law No. 19,550 and other applicable legal provisions. Any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expires on December 31, 2018.

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

The following chart shows the members of our Supervisory Committee according to the resolution passed at the annual ordinary shareholders’ meeting held on April 27, 2018. According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV rules, all of our syndics and alternate syndics are independent.

Name	Office	Date of first appointment to position	Profession	Date of birth
Carlos C. Adolfo Halladjian	Syndic	April 16, 2013	Public Accountant	March 8, 1977
Eduardo Antonio Erosa	Syndic	April 16, 2013	Public Accountant	October 6, 1958
Juan Antonio Nicholson	Syndic	April 27, 2018	Lawyer	July 21, 1947
Horacio Ricardo Erosa	Alternate Syndic	April 16, 2013	Public Accountant	December 23, 1961
Carlos Adolfo Zlotnitzky	Alternate Syndic	September 21, 2015	Public Accountant	April 4, 1981
Lucas Nicholson	Alternate Syndic	April 27, 2018	Lawyer	October 9, 1985

The following are the academic and professional backgrounds of our Supervisory Committee members:

Carlos C. Adolfo Halladjian holds a degree in Accounting, magna cum laude, from the Universidad de Buenos Aires. He has served as a syndic of our Supervisory Committee since 2013. He has been a partner of the Halladjian y Asociados accounting firm since 2010. He serves as syndic of the following companies: Proener S.A.U., CVOSA, TJSM, Empresa Distribuidora Sur Sociedad Anónima (EDESUR S.A), RPBC Gas S.A., CP Renovables, Magna Asset Management S.A., Central Aimé Painé S.A, CP La Castellana S.A.U., CP Achiras S.A.U., PB Distribución S.A, RPE Distribución S.A., CP Patagones S.A.U., Central Aimé Painé S.A., Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. and Parques Eólicos Australes S.A., as well as an alternate syndic of the following companies: IGCU, IGCE, DGCU, DGCE, Energía Sudamericana S.A., COYSERV S.A., CP Manque S.A.U. and CP Los Olivos S.A.U.

Eduardo Antonio Erosa holds a degree in Accounting from the Universidad Católica Argentina in 1985. He has served as a syndic of our Supervisory Committee since 2013. He currently is President of the Board of Directors of Compañ’a Argentina de Navegación de Ultramar S.A. In addition, he is an alternate syndic of LE Capital S.R.L and Central Aimé Painé S.A.

Horacio Ricardo Erosa holds a degree in Accounting from the Universidad de Buenos Aires. He has served as an alternate syndic of our Supervisory Committee since 2013. He is currently Chairman of the board of directors of Compañ’a Argentina de Navegación de Ultramar S.A. and also serves as syndic of LE Capital S.R.L. and Central Aimé Painé S.A.

Carlos Adolfo Zlotnitzky holds a degree in Accounting from the Universidad de Buenos Aires. He has served as an alternate syndic of our Supervisory Committee since 2015. He works as an independent accountant and tax and accounting advisor for both legal entities and individuals. He currently serves as alternate syndic of DGCE, DGCU, IGCU, IGCE, Central Aime Painé S.A. ESSA, CP Manques S.A.U. and CP Los Olivos S.A.U.

Juan Antonio Nicholson holds a degree in law from the Universidad de Buenos Aires, where he also was adjunct professor of Commercial Law. He is partner at the law firm Nicholson y Cano Abogados. He served as a director and syndic of several companies. Since 2005 he has been a syndic of HSBC Bank Argentina. He is also president of Pilará Golf Tenis Polo AC and el Tunalito S.A. Since 2018 he serves as a member of our Supervisory Committee.

Lucas Nicholson holds a degree in law from the Universidad del Salvador. In addition, he took a graduate level course in legal framework of agribusiness in the Universidad Austral. From 2011 to 2016, he worked at the law firm Nicholson & Cano in their corporate and competition law departments.  In 2016, together with Santiago Williams and Agustín Ibarzábal, he founded WIN Abogados. In addition, he currently serves as syndic of IGCE, IGCU, Energía Sudamericana S.A., DGCE, COyServ S.A., and, since 2018, alternate syndic of Central Puerto S.A.

Compensation

During the annual ordinary shareholders’ meeting convened for April 30, 2019, the shareholders will consider the approval of the Supervisory Committee’s fees of Ps. 637,500 for services rendered in 2018.

Family Relationships

Mr. Eduardo Antonio Erosa and Mr. Horacio Ricardo Erosa are brothers, and serve as Syndic and Alternative Syndic, respectively, on our Supervisory Committee. Mr. Juan Antonio Nicholson is the father of Lucas Nicholson, and serve as Syndic and Alternate Syndic, respectively, on our Supervisory Committee.

Share Ownership

The table below sets forth information concerning the share ownership of our directors and members of our administrative, supervisory or management bodies as of April 25, 2019.

Name	Title	Shares	% of shares
Marcelo Suvá	Alternate Director	1,500,000	0.10%
Diego Federico Cerdeiro	Alternate Director	15,000	0.00%
Rubén Vázquez	Renewable Energy Manager	7,000	0.00%

Employees

We had 803 employees as of December 31, 2018, 738 employees as of December 31, 2017, and 733 employees as of December 31, 2016.

The following table breaks down the number of our employees and their affiliation with unions for the periods indicated:

Year	Union	Puerto Complex	La Plata	Luján de Cuyo	Piedra del Águila	CP Renovables	CP La Castellana	CP Achiras	CVOSA
2015	Subtotal outside CBA	60	1	8	4	—	—	—	—

	APSEE	104	4	—	—	—	—	—	—
	LYF	368	23	—	—	—	—	—	—
	FATLYF	—	—	91	47	—	—	—	—
	APUAYE	—	—	15	5	—	—	—	—
	Subtotal under CBA	472	27	106	52	—	—	—	—
	Total	532	28	114	56	—	—	—	—
						—	—	—	—
2016	Subtotal outside CBA	69	1	9	4	—	—	—	—

	APSEE	106	3	—	—	—	—	—	—
	LYF	359	23	—	—	—	—	—	—
	FATLYF	—	—	91	47	—	—	—	—
	APUAYE	—	—	16	5	—	—	—	—
	Subtotal under CBA	465	26	107	52	—	—	—	—
	Total	534	27	116	56	—	—	—	—
						—	—	—	—
2017	Subtotal outside CBA	68	3	10	4	1	3	3	—

	APSEE	104	2	—	—	—	—	—	—
	LYF	360	23	—	—	—	—	—	—
	FATLYF	—	—	89	47	—	—	—	—
	APUAYE	—	—	16	5	—	—	—	—
	Subtotal under CBA	464	25	105	52	—	—	—	—

	Total	532	28	115	56	1	3	3	—

2018	Subtotal outside CBA	116	—	11	4	1	5	5	38

	APJAE	—	—	—	—	—	—	—	6
	APSEE	100	—	—	—	—	—	—	—
	LYF	336	—	—	—	—	—	—	—
	FATLYF	—	—	83	43	—	—	—	34
	APUAYE	—	—	16	5	—	—	—	—
	Subtotal under CBA	436	—	99	48	1	5	5	40
	Total	552	—	110	52	1	5	5	78

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

 Item 7. Shareholders and Related Party Transactions

 Item 7.A.  Major Shareholders

As of April 30, 2019, we had 1,514,022,256 outstanding shares of common stock with a par value of Ps.1.00 per share. Each share of common stock is entitled to one vote. We do not have any preferred shares outstanding and only have one class of common shares outstanding. 8,851,848, or 0.58%, of our common shares are held by our subsidiary, Proener S.A.U.

The following table sets forth certain information known to us concerning the beneficial ownership over 5% or more of our common shares as of April 15, 2019 (except as set forth below).

Beneficial Owner	Shares	% of shares
Plusener S.A.(3)	158,073,984	10.44%
Argentine Government	124,949,112	8.25%
Guillermo Pablo Reca(1) (3)	176,225,624	11.64%
Eduardo José Escasany(3)	77,471,913	5.12%
Senior Management and Directors**	1,522,000	0.10%
Other Shareholders(2)	975,779,623	64.45%
Total	1,514,022,256	100.00%

_____________

** Marcelo Suvá, Diego Federico Cerdeiro and Rubén Vázquez each own less than 1% of the outstanding common stock.
(1) Guillermo Pablo Reca also owns 273,418,197 ordinary class B shares in our subsidiary, CP Renovables, which represents 29.81% of CP Renovables’ shares.
(2) No other shareholder has beneficial ownership of more than 5% of our common shares. None of our senior officers own any of our common shares.
(3) According to Schedules 13G filed with the Commission by each of the beneficial owners on February 14, 2019.

On February 6, 2018, we completed our initial public offering on the NYSE.  The table below sets forth information regarding the changes in the percentage ownership held by our major shareholders during the past three years.

	As of January 11, 2018		As of February 14, 2019
Shareholder	Number of shares held	% of shares	Number of shares held	% of shares
Guillermo Pablo Reca(1)	206,325,624	13.63%	176,225,624	11.64%
Eduardo José Escasany	154,201,690	10.18%	77,471,913	5.12%

_____________
(1)  Guillermo Pablo Reca also owns 273,418,197 ordinary class B shares in our subsidiary, CP Renovables, which represents 29.81% of CP Renovables’ shares.

As of April 12, 2019, we had approximately 30,709,183 ADSs outstanding.

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

Management Assistance Agreement

A member of our Board of Directors, Marcelo Suvá, is also a manager and director of RMPE. In addition, Guillermo Pablo Reca holds a 70.65% interest in RMPE and currently serves as regular director and chairman of RMPE. RMPE (formerly known as SADESA Servicios S.A.) provides certain administrative, financial, commercial, human resources and general management services to us under the terms of the management assistance proposal dated November 30, 2007, as amended and assigned (the “Assistance Proposal”). The Assistance Proposal was valid for five years as of December 1, 2007, was automatically extended for another five-year period until December 1, 2017 and has been extended recently for another five-year period until December 1, 2022. We must pay a fee equal to one and a half percent (1.50%) of our annual gross sales revenues carried out as a result of our main activities. The amounts accrued under this agreement in years ended December 31, 2018, 2017 and 2016 were Ps. 159.90 million, Ps. 142.26 million and Ps. 65.08 million, respectively. Other than the management assistance services we receive from RMPE, a lease between us, as lessor, and RMPE, as lessee, involving monthly payment of Ps.12,000, and the directorship of three members of our Board of Directors, we have no related party relationship with RMPE.

For more information on the related party transactions, with RMPE, see Note 19 to our audited consolidated financial statements.

CP Renovables Shareholders Agreement

On January 18, 2017, we entered into a shareholders agreement with the minority shareholder of CP Renovables (the “CPR Minority Shareholder”), which was amended and restated in its entirety on November 28, 2018 (such shareholders agreement, as amended and restated, the “CPR Shareholders Agreement”). As of the date of this annual report, we directly hold a 70.19% equity interest in CP Renovables (class A shares), while the CPR Minority Shareholder directly holds the remaining 29.81% equity interest (class B shares). The board of directors of CP Renovables consists of three members, two of which are appointed by us and one by the CPR Minority Shareholder, and decisions are approved by a simple majority of its members, with certain exceptions, as set forth below.

The CPR Shareholders Agreement regulates, among other things, the governance of CP Renovables and its subsidiaries, the way that the parties will evaluate and conduct new projects for investment in electricity generation from renewable sources, and the transfer of shares of CP Renovables (including a right of first offer, right of first refusal and tag-along right). The CPR Shareholders Agreement is also binding on future holders of CP Renovables class A and class B shares.

The CPR Shareholders Agreement grants protective minority rights to the holders of class B shares, including (i) the right to designate at least one director in CP Renovables and its subsidiaries and one member of the Supervisory Committee of CP Renovables, and (ii) the requirement of an affirmative vote from holders of class B shares or the director elected by holders of class B shares, as applicable, to take certain actions in CP Renovables and its subsidiaries, including, to amend CP Renovables’ bylaws, receive capital contributions, undertake mergers or similar transactions, undertake a public offering, distribute dividends, create liens, enter into transactions with related parties, execute, terminate or amend the material provisions of certain agreements, and entering into certain debt and equity transactions.

The CPR Shareholders Agreement also grants (i) class B holders a registration right with respect to their shares in CP Renovables, pursuant to which we are obliged (upon their request, at any time) to cause the commencement of a secondary public offering of such shares, including a penalty on us if we default on such obligation, and (ii) the CPR Minority Shareholder purchase or sale options in the event of (y) a “change of control” (as defined in the CPR Shareholders Agreement) or (z) any person is required to launch a mandatory tender offer with respect to Central Puerto’s shares (see “Item 10.B. Memorandum and articles of association—Mandatory Tender Offer Regime”), including the method for the calculation of the share price under such options, through independent valuation firms.

On December 22, 2017, we entered into a Guarantee and Sponsor Support Agreements, as part of the facility documents of the IIC—IFC Facilities for CP La Castellana and CP Achiras. If the holders of class B shares elect to exercise the call option in accordance with the CPR Shareholders Agreement, such action could result in a breach of our obligation to maintain certain equity stakes in CP Renovables, CP La Castellana and CP Achiras under such agreement (for further information see “Item 5.B. Liquidity and Capital Resources—Indebtedness—Loans from the IIC—IFC Facilities”).

The foregoing description of CPR Shareholders Agreement and the rights contained therein is qualified in its entirety by reference to the terms and conditions of CPR Shareholders Agreement, which is filed as an exhibit to this annual report.

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

 Item 8. Financial Information

 Item 8.A. Consolidated Statements and Other Financial Information.

See Item 18 and our audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 included in this annual report.

Legal Proceedings

Income Tax for Fiscal Year 2014

In February 2015, Central Puerto, for itself and as the successor company of Hidroeléctrica Piedra del Águila (HPDA) (the merged company) filed income tax returns for the nine-month period ended September 30, 2014, applying the adjustment for inflation mechanism established by the Argentine Income Tax Law. In addition, Central Puerto filed its income tax return for the three-month period ended December 31, 2014, applying the same adjustment for inflation mechanism established by the Argentine Income Tax Law. As of the date of this annual report, we do not expect that the Argentine tax authorities, or ultimately, the Supreme Court will approve our filed income tax return. Accordingly, as of December 31, 2018 and 2017, Central Puerto keeps recorded a provision for Ps. 495,390 and Ps. 551,418, respectively, which had been recognized during the year ended December 31, 2014.

Action for Recovery—Income Tax Refund for Fiscal Period 2010

In December 2014, Central Puerto, as merging company and continuing company of HPDA, raised a recourse action before fiscal authorities regarding the income tax for the fiscal period 2010 that amounted to Ps. 67,383 at historical values (Ps. 349,524 adjusted for inflation), which was incorrectly entered by HPDA. This recourse action seeks to recover the income tax entered by HPDA in accordance with the lack of application of the inflation adjustment mechanism established by the Law on Income Tax. In December 2015, the three-month term stated by Law no. 11 683 elapsed, and Central Puerto brought a contentious-administrative claim before the National Court to ask for its right to recourse for an amount of Ps. 67,612 at historical values (Ps. 350,712 adjusted for inflation). In October 2018, Central Puerto was served notice of the judgment issued by the Federal Contentious- Administrative Court No. 5, which granted the right to recourse. The judgment ordered tax authorities to return the amount of Ps. 67,612 (at historical values) to Central Puerto plus the interest stated in the BCRA Communication 14290 and ordered that legal cost must be borne by the defendant. The tax administration appealed the judgment passed by the court and the file is currently under analysis by the Administrative Court of Appeals for the City of Buenos Aires. Given the fact that, as of the fiscal year closing, collection is not virtually certain, Central Puerto maintains the accounting treatment not to recognize a credit for such item.

Action for recovery - Income Tax Refund for Fiscal Years 2009, 2011 and 2012

In December 2015, Central Puerto filed a petition with the Argentine tax authorities for the recovery of income tax for the fiscal year 2009, in the amount of approximately Ps. 119,117 which had been incorrectly paid by Central Puerto in excess of our income tax liability. By filing such action, we seek to recover the excess income tax paid by Central Puerto due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law. On April 22, 2016, after the three-month term required by Law No. 11,683 expired, Central Puerto filed an action for recovery for the amount claimed with the Argentinean Tax Court. In December 2017, Central Puerto filed a petition with the Argentine tax authorities for the recovery of Ps. 242,371 paid in excess by Central Puerto for payment of Income Tax for 2011 fiscal period, according to the Central Puerto’s estimates. The purpose of such action is to recover the income tax paid by Central Puerto due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law. In December 2018, Central Puerto, as merging company and continuing company of HPDA, filed a petition with the Argentine Tax Authorities for the recovery of Ps. 387,953 paid in excess by Central Puerto and HPDA for payment of Income Tax for 2012 fiscal period, due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law. As of the date of this annual report, we do not expect that the Argentine Tax Authorities, or ultimately, the Supreme Court will approve our request for recovery of income tax we previously paid. Consequently, no receivable was recognized in relation to this matter.

Dividends and Dividend Policy

The holders of ADSs are entitled to receive dividends to the same extent as the owners of our common shares. We have not adopted a formal dividend policy. In October 2016, our shareholders approved a distribution of dividends in cash in the amount of Ps.2,565,065,935.06 which was paid on November 7, 2016. In December 2016, our shareholders decided to reduce the voluntary reserve by Ps.2,440,955,981.47 and capitalize such funds through the payment of a dividend in shares of seven new shares of common stock with a par value of Ps.1.00 per share for each outstanding share of common stock, which were issued on February 8, 2017. In August 2017, we paid Ps.1,888,970,885.12in dividends in cash. In May 2018, we paid Ps. 1,417,639,558.08 in dividends in cash.

In the future, we could decide to pay dividends in accordance with applicable law and based on various factors then existing, including:

● our financial condition, operating results and current and anticipated cash needs;

● our strategic plans, business prospects and expansion capital expenditures;

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

According to argentine tax laws, any dividend distributed in cash for the net results obtained during tax periods starting after January 1, 2018 and up to December 31, 2019 (when the applicable corporate income tax is 30%), is subject to a withholding dividend tax of 7% when distributed to argentine resident individuals or to non-argentine residents, while the net result obtained for the years starting after January 1, 2020 and onwards (when the applicable corporate income tax is 25%) will be subject to a withholding dividend tax of 13% when distributed to Argentine resident individuals or to non-Argentine residents. In case of dividend distributions to non-Argentine residents, a lower dividend withholding rate could apply in case a treaty to avoid double taxation applies and to the extent certain conditions are met.

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

Item 8.B  Significant Changes

The main subsequent events occurred after the closing date of the annual financial statements (December 31, 2018) are the following:

Brigadier López Plant - National and International Public Bid No. CTBL 01/2018 (the “IEASA Bid”) called by Integracion Energética Argentina S.A. (“IEASA”)

On February 27, 2019, Central Puerto was notified that it had been awarded the IEASA Bid called by IEASA to acquire the Central Termoeléctrica Brigadier López power plant (the “Brigadier López Power Plant”) and certain assets and liabilities relating to such plant.

Pursuant to the terms of the IEASA Bid, Central Puerto would be subject to a US$ 10 million penalty if it failed to honor its obligations under the terms and conditions of the IEASA Bid. Regarding this, we provided IEASA with a US$ 10 million first demand guarantee for the maintenance of the offer, which guarantee expires on May 31, 2019 and entitles IEASA to execute it if we fail to honor our obligations under the terms and conditions of the IEASA Bid. If IEASA does not execute the first demand guarantee within 7 days after its expiration, such first demand guarantee will terminate.

In addition, the acquisition of the Brigadier López Power Plant was subject to the satisfaction of certain conditions that had to occur prior to April 1, 2019. As of the date of this annual report, the acquisition of the Brigadier López Power Plant could not be consummated given that certain conditions to the IEASA Bid were not satisfied, such as the proper issuance by CNV of an unconditional authorization to the terms of the amended financial trust agreement relating to the Brigadier Lopez Power Plant. In addition, there is a discrepancy between Central Puerto and IEASA regarding the satisfaction of certain conditions upon which closing of the acquisition of the Brigadier López Power Plant was subject to. Also, Resolution SRRyME N° 1/2019 adversely affected our ability to obtain financing in connection with the acquisition of the Brigadier Lopez Power Plant. As of the original closing date, April 1, 2019, certain of the conditions to closing of the acquisition had not been satisfied, and an extension of such closing date was necessary. However, Central Puerto and IEASA failed to agree on such extension. On April 26, 2019, Central Puerto duly notified IEASA of such failure to agree on an extension.

Borrowing from KFW

On March 26, 2019 the Company, as borrower, entered into a loan agreement with KfW for an amount of US  $ 56,000,000 to finance the acquisition of two SGT-800 gas turbines (with a power of 89 MW) and equipment from Siemens Sweden and related services from Siemens Argentina for the Luján de Cuyo project. To secure our obligations under the loan agreement with KfW, we have agreed to maintain a cash reserve account pledged in favor of KfW. The loan agreement also contains other customary covenants and events of default for facilities of this type, and is governed by German law. As of the date of this annual report, we are working to satisfy all the conditions prior to the disbursement of this loan.

Collection from CVO Agreement

Effective as of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM, as a combined cycle, of the thermal plant Central Vuelta de Obligado, which entitled us to receive the collection of the trade receivables under the CVO Agreement. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be signed in order to start the collections.

The PPA agreement was signed on February 7, 2019, with retroactive effect to March 20, 2018.

As a result, the original amortization schedule from the CVO Agreement is in full force and effect.

The unpaid installments corresponding to the March-December 2018 period add up to US$ 78.15 million (including VAT, corresponding to installments 1 to 10). As of the day of this annual report, we continue in negotiations with CAMMESA to collect such unpaid amounts as soon as possible, plus the accrued interest between each due date and the effective payment date.

Despite the referred unpaid installments, as of the date of this annual report, we received the payment related to January and February 2019 (corresponding to installments 11 and 12, respectively) pursuant to the CVO Agreement’s original disbursement schedule, at the exchange rate of the last date of each month, on its respective due dates, in March and April 2019, respectively.

We are also entitled to receive the foreign exchange difference accrued for the CVO trade receivables, between the last date of the month of each CVO installment, and the day prior to the due date of such installment. These amounts should be paid one day after the due date of the payment of each CVO installment. However, for the January 2019 installment, with due date on March 14, 2019, the foreign exchange difference was payed on April 5, 2019. The foreign exchange difference on the February 2019 CVO installment has not been collected as of the date of this annual report.

Resolution SRRyME No. 1/19

By means of this resolution, the Secretary of Renewable Resources and Electric Market of the National Ministry of Economy modified the remuneration scheme (for capacity and energy) applicable to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM. According to the recitals of this resolution, the remuneration scheme set forth therein aims at being applied transitorily, until the gradual definition and implementation of regulatory mechanisms oriented at achieving an autonomous, competitive and sustainable operation that allows the free contracting between offer and demand, and a technical, economical and operational functioning that makes it possible to integrate the different generation technologies to ensure a trustworthy system at a minimal cost. For further detail, please see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”.

Item 9. The Offer and Listing

Item 9.A. Offer and listing details

Our shares are listed on the Argentine stock market Bolsas y Mercados Argentinos S.A. (the “BYMA”) and, since February 2, 2018, have been listed on the NYSE under the symbol “CEPU.”

Item 9.B. Plan of Distribution

Not applicable.

Item 9.C. Markets

Our common shares are listed on the BYMA under the symbol “CEPU.” During 2018, the volume traded on the BYMA amounted to 291,391,830 shares. The total number of shares subscribed and integrated on December 31, 2018 was 1,514,022,256, of which 1,514,022,256 were listed and available to trade on the Buenos Ares Stock Exchange.

On February 1, 2018, we completed our IPO and on February 2, 2018, our ADSs representing our common shares began to trade on the NYSE under the symbol “CEPU.” From February 2, 2018 to December 31, 2018 the volume of ADRs traded on the NYSE amounted to 69,824,800, equivalent to 698,248,000 common shares.

Consequently, the total trading volume of our common shares during 2018 was 989,639,830.

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

As of the date of this annual report, one of our subsidiaries holds 8,851,848 of our common stock.

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

Articles of Incorporation and Bylaws

We are a corporation (sociedad anónima) organized and existing pursuant to the laws of Argentina. Our registered offices are domiciled in the City of Buenos Aires, Argentina. Central Puerto was created through Executive Decree No. 1222/92 dated February 26, 1992, in connection with the privatization process of SEGBA, and was registered with the Public Registry of Commerce on March 13, 1992 under No. 1,855 of Book 110, Volume A (Sociedades Anónimas). Central Puerto was created for a term of ninety-nine years as from its registration with the Public Registry of Commerce.

Corporate Purpose

Pursuant to section four of our bylaws, Central Puerto was created to be engaged in any of the following activities, either on its own account, or through or in association with third parties, in Argentina or abroad:

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

Tender Offer Regime in the Case of a Voluntary Withdrawal from the Public Offering and Listing System in Argentina

Law 26,831 and CNV regulations also established that when a company whose shares are publicly offered and listed in Argentina agrees to withdraw voluntarily from the public offering and listing system in Argentina, it must follow the procedures provided for in the CNV’s regulations and it must likewise launch an OPA for its aggregate shares or subscription rights or securities convertible into shares of stock options under the terms provided for in such regulation. It is not necessary to extend the public offering to those shareholders that voted for the withdrawal at the shareholders’ meeting.

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

Item 10.D Exchange Controls

In January 2002, with the approval of the Public Emergency Law, Argentina declared a public emergency situation in its social, economic, administrative, financial and foreign exchange matters and authorized the Argentine Executive Branch to establish a system to determine the foreign exchange rate between the Peso and foreign currencies and to issue foreign exchange-related rules and regulations. Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine Executive Branch established (i) the MULC through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Central Bank (please see below for a summary of the main regulations).

On June 9, 2005, through Decree No. 616/2005, the Argentine Executive Branch mandated that (i) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents, both individuals or legal entities in the Argentine private sector, except for those concerning foreign trade financing and primary issuances of debt securities admitted to public offering and listed in authorized markets; and (ii) all inflows of funds by non-residents channeled through the MULC and aimed at being held in local currency, acquiring all types of financial assets or liabilities in the financial or non-financial private sector (except for foreign direct investments and primary issuances of debt securities and shares admitted to public offering and listed in authorized markets), and investments in securities issued by the public sector and acquired in secondary markets, must meet the following requirements: (i) such inflows of funds may only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days as from the date of settlement of such funds into Pesos; (ii) the proceeds of such inflows of funds must be credited to an account in the local banking system; (iii) a non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction must be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (iv) the Deposit is to be denominated in U.S. dollars and be held in Argentine financial institutions and the Deposit may not be used to guarantee or as collateral in any type of credit transaction. The requirements of Decree No. 616/2005 were subsequently eased, as detailed below.

On December 18, 2015, through Resolution No. 3/2015, the Ministry of Treasury and Public Finances amended Executive Decree No. 616/2005, reducing (i) the Deposit percentage to 0% and (ii) the required period that the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MULC had to be kept in Argentina from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount. On January 5, 2017, pursuant to Resolution 1-E/2017 of the Ministry of Treasury, the mandatory stay period of 120 calendar days was further reduced to 0 days.

On August 8, 2016, the Central Bank established a new foreign exchange regime through Communications “A” 6037, which substantially modified the existing exchange regulations and easing the access to the MULC.

On May 19, 2017, the Central Bank structurally modified the foreign exchange regulations in force, creating a new foreign exchange regime through Communication “A” 6244, which significantly increased the flexibility to access the MULC. Communication “A” 6244 (as amended by Communication “A” 6312) has replaced all previous rules governing exchange transactions, the general exchange position and the provisions of Decree No. 616/05, while rules governing information and filing requirements were not replaced. Such regulation came into force on July 1, 2017.

In addition, Communication “A” 6244 (as amended by Communication “A” 6312 and Communication “A” 6363) sets forth:

1) The principle of freedom of exchange: Argentine residents, as well as non-Argentine residents, may freely access the MULC.

2) The obligation of carrying out any exchange transaction through an entity authorized by the Central Bank has been maintained.

3) Time restrictions to trade in the MULC for carrying out foreign exchange transactions have been eliminated.

4) The mandatory inflow and settlement of export proceeds through the MULC within the applicable term.

5) The obligation of Argentine residents to comply with the “Review of Debt Securities and External Liabilities Issued by the Financial Sector and the Non-Financial Private Sector” (Communication “A” 3602 and its complementary provisions) and the “Review on direct investments” (Communication “A” 4237 and its complementary provisions), even though there has not been an income of funds to the MULC nor any future access through the transactions to be declared has been maintained.

On November 1, 2017, President Macri issued Decree No. 893/17 which partially repealed Decree Nos. 2,581/64, 1,555/86 and No. 1,638/01, thus eliminating the obligation of Argentine residents to transfer funds to Argentina and then sell in the funds coming from their exports of products in the MULC within the applicable term. Subsequently and in accordance with Decree No. 893/17, the Central Bank issued Communication “A” 6363 dated November 10, 2017, thus eliminating all the provisions related to the transfer and sale of funds from exports of goods in the country in the MULC.

Furthermore, on December 28, 2017, by virtue of Communication “A” 6401 and “A” 6410, the Central Bank replaced the reporting regimes set forth by Communication “A” 3602 and Communication “A” 4237 with a new unified regime for information as of December 31, 2017. Such unified reporting regime involves the filing of an annual statement, whose filing is mandatory for every person whose total cash flow or asset and liabilities balance amounts to U.S.$1 million or more during the previous calendar year. Those subject to the aforementioned reporting obligation shall declare the following liabilities: (i) shares and equity interests; (ii) non-negotiable debt instruments; (iii) negotiable debt instruments; (iv) financial derivatives; and (v) real estate and structures.

On January 11, 2018, with the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new players to the system, the MELI was created by virtue of Decree N° 27/2018, as amended by Law No. 27.444, replacing the concept of the MULC for a free floating exchange market. Within the MELI, the exchange operations will be carried out by the financial entities and any other persons authorized to such effect by the Central Bank pursuing permanent or customary trade in the purchase and sale of foreign coins and banknotes, gold coins or bars and traveler’s checks, money orders, transfers or similar operations in foreign currency.

Within the new foreign exchange market, exchange operations are carried out by financial entities and any other person authorized to by the Central Bank to engage in permanent or customary trade in the purchase and sale of foreign coins and banknotes, gold coins or bars and traveler’s checks, money orders, transfers or similar operations in foreign currency.

By virtue of Communication “A” 6443 of the Central Bank, which entered into force on March 1, 2018, companies from any sector that operate in the foreign exchange market may operate as an exchange agency solely by registering via an electronic form entitled the “Registry of Exchange Operators” (Registro de Operadores de Cambio).

As of October 1, 2018, the BCRA introduced an exchange rate band. The peso’s exchange rate with the U.S. Dollar was allowed to fluctuate between Ps.34.00 and Ps.44.00 per US$1.00 (range that was adjusted daily at an annual rate of 3% until December 2018, and for the first quarter of 2019, is adjusted daily at an annual rate of 2%) without the BCRA’s intervention. On April 29, 2019, the Monetary Policy Counsel (Comité de Política Monetaria) of the Central Bank (the “COPOM”) decided to introduce changes to the monetary policy, with an aim to reducing volatility in the foreign exchange market. According to the new scheme: (i) if the exchange rate is between Ps. 39.755 and Ps. 51.488, the Central Bank may intervene, subject to market conditions, in the foreign exchange market and sell U.S. dollars in the market, and (ii) if the exchange rate is above Ps. 51.488, the Central Bank will sell foreign currency for up to 250 million U.S. dollars daily. Also, the Central Bank could decide to perform additional interventions. The Argentine pesos resulting from such sales will be discounted from the monetary base. The COPOM also confirmed that the Central Bank will not intervene until June 2019 in the foreign exchange market if the exchange rate decreases below Ps. 39.755.

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

Our ADSs are listed on the NYSE, and our ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed and remain so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Passive Foreign Investment Company

Special tax rules apply to U.S. Holders if we are a PFIC. In general, we will be a PFIC in a particular taxable year if, after applying certain look-through rules, either 75 percent or more of our gross income for the taxable year is passive income, or the average percentage (determined based on a quarterly average) of the value of our assets that produce or are held for the production of passive income is at least 50 percent. As discussed above, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. The determination of whether we are a PFIC for any taxable year depends on the classification of our income and assets, our cash position and the nature of the activities performed by our officers and employees. Because this determination is made annually, it is possible that we may become a PFIC for the current taxable year or for any future taxable year due to changes in the composition of our income or assets.

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

Taxation on Dividends

In view of the recent amendments introduced to the Income Tax Law by virtue of Law No. 27,430, as of fiscal years beginning on or after January 1, 2018, the taxation applicable to dividends distributed from Argentine companies would be as follows:

i.	Dividends originated from profits obtained before January 1, 2018: are not subject to any income tax withholding except for the Equalization Tax (as defined below).

ii.
Dividends originated from profits obtained during fiscal years initiated after January 1, 2018 and up to December 31, 2019: dividends on Argentine shares paid to Argentine Individuals and/or non-residents (“Foreign Beneficiaries”) are subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”).

iii.
Dividends originated from profits obtained during fiscal years initiated after January 1, 2020 onward: the Dividend Tax rate is raised to 13%.
In the case of foreign beneficiaries, the Dividend Tax rate could be reduced pursuant to applicable treaties to avoid double taxation if certain conditions are met, as the case may be.

For Argentine individuals and undivided estates not registered before the AFIP as payers of income tax and foreign beneficiaries, the Dividend Tax withholding will be considered as a unique and final payment. In addition, under Law No. 27,430, rules are created that regulate and limit the possibility to offset gains derived from the distribution of dividends with losses generated in other operations.

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

The income tax law provides a first in-first out rule pursuant to which distributed dividends correspond to the former accumulated profits of the distributing company.

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

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) (the “Argentine Entities”) derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at the rate of 30% for fiscal years initiated after January 1, 2018 and up to December 31, 2019 and at the rate of 25% for tax periods initiated after January 1, 2020 and onwards. Losses arising from the sale of shares can only be offset against income derived from the same type of operations, for a five-year carryover period.

Beginning in 2018, it is clear that income obtained by Argentine Individuals and undivided estates from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. ADSs do not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply. If the exemption does not apply, the income derived by Argentine resident individuals from the sale, exchange or other disposition of shares are is subject to income capital gains tax at a 15% rate on net income. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates against income derived from the same type of operations, for a five-year carryover period.

If Argentine resident individuals and undivided estates perform a conversion procedure of securities representing shares, that do not meet the exemption requirements stated in the paragraph above, to hold instead the underlying shares that do comply with said requirements, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered. The same tax treatment will apply if the conversion process involves shares that do not meet the exemption requirements stated above that are converted into securities representing shares to which the exemption is applicable. Once the underlying shares or securities representing shares are converted, the results obtained from the sale, exchange, swap or any other disposition thereof would be exempt from income tax provided that the conditions mentioned in points (i), (ii) and (iii) of the paragraph above are met.

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

Due to the amendments introduced to the Income Tax Law by Law No. 27,430, as from 2018, Foreign Beneficiaries are also exempt from income tax on income derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The exemption applies to the extent the Foreign Beneficiaries reside in a cooperative jurisdiction and, in accordance with the amendments introduced by Decree N°1170/2018, if their funds come from cooperative jurisdictions.

In addition, it was finally clarified that, from 2018 onward, the income derived from the sale of ADSs will be treated as coming from an Argentine source. However, capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in a cooperative jurisdiction and, in accordance with the amendments introduced by Decree N°1170/2018, their funds come from cooperative jurisdictions, from the sale, exchange or other disposition of ADSs are exempt from income tax on capital gains to the extent the underlying shares are issued by an Argentine company and they are authorized for public offering by the CNV.

In case Foreign Beneficiaries conduct a conversion process of shares that do not meet the exemption requirements, into securities representing shares that are exempt from income tax pursuant to the conditions stated above, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered.

If the exemption is not applicable, the gain derived from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price provided that the Foreign Beneficiary is not domiciled in a non-cooperative jurisdiction. In such scenario, the income tax should be paid to the AFIP under the following procedures: (i) in case the securities were sold by a Foreign Beneficiary, but not through an Argentine stock exchange market and there is an Argentine buyer involved, the Argentine buyer should withhold the income tax; and (ii) when both the seller and the buyer are Foreign Beneficiaries and the sale is not performed through an Argentine stock exchange market, the person liable for the tax shall be the legal representative of the seller of the shares or securities being transferred or the foreign seller.

For Foreign Beneficiaries domiciled in non-cooperative jurisdictions or when the funds come from non-cooperative jurisdictions, the tax rate applicable to the sales of shares and/or ADSs is assessed at 35%. Pursuant to General Resolution AFIP 4227, the presumed net basis on which the 35% rate should apply in the case of sale or disposition of securities is assessed at 90%. The list of non-cooperative jurisdictions shall be published by the Executive Branch. However, Decree 279/2018 provides that until the Executive Branch issues the non-cooperative list, taxpayers should consider the list of “cooperative jurisdictions” published by the Argentine tax authorities to determine whether a jurisdiction is deemed cooperative or not. The U.S. is currently not a non-cooperating jurisdiction.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from the holding and disposing of ADSs or common shares.

Personal Assets Tax

Argentine entities, like us, are subject to the personal assets tax corresponding to Argentine Individuals and Foreign Beneficiaries (be they legal entities or individuals) for the holding of company shares at December 31 of each year. The applicable tax rate is 0.25% and is levied on the proportional net worth value (“valor patrimonial proporcional”) by December 31st of each year of the shares. Pursuant to the Personal Assets Tax Law, Argentine companies are entitled to seek reimbursement of said paid tax from the Argentine Individuals and/or Foreign Beneficiaries. Argentine companies may seek this personal assets tax reimbursement by setting off the applicable tax against any amount due to its shareholders or withholding on assets that originated the payment (i.e., the common shares) or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

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

Tax on Debits and Credits on Argentine Bank Accounts

All credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. Owners of bank accounts subject to the general 0.6% rate may consider 33% of the tax paid as a tax credit against specific taxes. The taxpayers that are subject to the 1.2% rate may consider 33% of all tax paid as a tax credit against specific taxes. Such amounts can be used as credit for income tax or tax on presumed minimum income. Such amounts can be utilized as a credit for income tax, tax on presumed minimum income or special contributions on cooperatives capital. If lower rates were applied, the available credit would be reduced to 20%.

The TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina.

According to Law No. 27.432, the Executive may increase up to 20% per year the percentage of the TDC payments that can be accounted for as payment on account of the income tax. Additionally, the Tax Reform Law enables the Executive to establish that starting in 2022 the amounts paid as TDC may be totally accounted for as payment on account of the Income Tax. Whenever financial institutions governed by Law No. 21.526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

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

Pursuant to Law No. 27,260, passed by the Argentine Congress on June 29, 2016, the tax on minimum presumed income is eliminated beginning on January 1, 2019.

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

Stamp Tax

Stamp tax is a local tax that is levied based on the formal execution of public or private onerous instruments within Argentine provinces or in the City of Buenos Aires or that have effects in said jurisdictions, even if executed abroad. Documents subject to stamp tax include, among others, various types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires has its own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and type of agreement involved. In certain jurisdictions, acts or instruments related to the negotiation of shares and other securities duly authorized for public offering by the CNV are exempt from stamp tax. Holders of ADSs or ordinary shares are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our ADSs or common shares, except for the province of Buenos Aires. In such jurisdiction, the free transmission of assets, including inheritance, legacies, donations, etc., is subject to tax. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 8.7840%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of ADSs or common shares could be subject to this tax in the province of Buenos Aires to the extent that the transmission is equal to or higher than Ps. 269.000 or Ps.1.120.000 in the case parents, children and spouse were involved.

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

Tax Treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland, United Arab Emirates and the UK. Likewise, Argentina has signed treaties with China, Qatar and Turkey, but are still undergoing the respective ratification procedure. There is currently no tax treaty or convention for the avoidance of double taxation in effect between Argentina and the United States. Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

Incoming Funds Arising from Non-Cooperative Jurisdictions

Non-cooperative jurisdictions are those countries or jurisdictions that do not have in force with the Argentine government an agreement for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will be considered non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed itself. The executive power will list the non-cooperative jurisdictions based on the criteria above. According to the Decree No. 279/2018 non-cooperative jurisdictions would be those not included in the list currently published in the AFIP’s website created in accordance with the Decree No 589/2013 until the list of non-cooperative jurisdictions to be issued by the executive power is published.

In turn, low or nil tax jurisdictions are defined as those countries, territories, associated states or special tax regimes that foresee a maximum corporate tax rate below 15%. Pursuant to Decree 1170/2018, the 15% threshold rate should be assessed considering the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied. In turn, “special tax regime” is understood as any regulation or specific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime.

According to the legal presumption under Section 18.1 of Law No. 11,683, as amended, incoming funds from non-cooperative jurisdictions will be deemed as unjustified net worth increases for the Argentine party, no matter the nature of the operation involved. Unjustified net worth increases are subject to the following taxes:

● income tax at would be assessed on 110% of the amount of funds transferred.

● VAT at a 21% rate would be assessed on 110% of the amount of funds transferred.

Although the concept of “incoming funds” is not clear, it should be construed as any transfer of funds:

(i) from an account in a non-cooperative/ low or nil tax jurisdiction or from a bank account opened outside of a non-cooperative or low or nil tax jurisdiction but owned by an entity located in a non-cooperative or low or nil tax jurisdiction; or

(ii) to a bank account located in Argentina or to a bank account opened outside of Argentina but owned by an Argentine Individual.

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

Item 10.I. Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Financial Risk Management Goals and Policies

Our principal financial liabilities comprise of bank loans and borrowings from CAMMESA and trade and other payables. The main purpose of these financial liabilities is to finance our operations. We have trade and other receivables, and cash and cash equivalents that result directly from our operations. We also have financial assets at fair value through profit and loss.

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

Interest Rate Risk

Interest rate variations affect the value of assets and liabilities accruing a fixed interest rate, as well as the flow of financial assets and liabilities with floating interest rates. As mentioned in note 14.3 to our audited consolidated financial statements, short-term bank loans accrue interest at a fixed interest rate. We use no derivate financial instruments to cover this risk.

Under IAS 29, keeping monetary assets causes loss of purchasing power, as long as there is no adjustment mechanism that compensates for such loss of purchasing power. This loss is included in the fiscal year income (loss) under item Income (loss) on net monetary position. On the contrary, keeping monetary liabilities causes gain of purchasing power, also included under item Income (loss) on net monetary position.

Ours risk management policy was designed for the purposes of reducing the effect the loss of purchasing power may have. Net monetary positions during most of fiscal years 2018, 2017 and 2016 appeared as assets; hence, we seek to mitigate the risk by implementing adjustment mechanisms through interest and exchange differences. In consequence, during 2018, 2017 and 2016, item Income (loss) on net monetary position showed net loss caused by monetary accounts inflation.

The following table shows the sensitivity of income before income tax as of December 31, 2018 to a reasonably likely change to the interest rates over the portion of loans and CAMMESA borrowings bearing interest at a variable interest rate, all other variables being equal:

Increase in percentage	Effect on income before income tax in thousands of Ps. (Loss)
5%	(141,280)

Foreign Currency Risk

Foreign Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

We are exposed to the foreign currency risk in connection with the U.S. dollar to Argentine peso exchange rate, mainly as a result of our operating activities, investment projects and the debt related to the bank loan mentioned in note 14.3 to our audited consolidated financial statements. We do not use derivative financial instruments to hedge such risk, since almost all our of income is denominated in foreign currency, which protect us from a devaluation of the Argentine peso.

Moreover, as of December 31, 2018, we had receivables and cash and cash equivalents in foreign currency in the amount of approximately US$570.73 million, and we had liabilities for US$167.90 million. See Note 14.9 to our audited consolidated financial statements as of December 31, 2018. The cash flow from these receivables also helps us to mitigate the effects of a potential devaluation.

The following table shows the sensitivity of income before income tax as of December 31, 2018 to a reasonable possible change to the U.S. dollar to peso exchange rate, all other variables being equal (due to changes in the fair value of monetary assets and liabilities):

Change in the U.S. dollar exchange rate	Effect on income before income tax in thousands of Ps. (Gain)
10%	973,442

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

Credit Risk

Credit risk is the risk of a counterparty failing to comply with the obligations undertaken under a financial instrument or costumer contract, resulting in a financial loss. We are exposed to credit risk in connection with our operating activities (in particular, in connection with our trade receivables) and with our financial activities, including holdings of government securities. In particular, we have risks relating to receivables from CAMMESA. See “Item 3.D.—Risk Factors—Risks Relating to Our Business—Our results depend largely on the compensation established by the Secretariat of Electric Energy and received from CAMMESA” and “Item 3.D.—Risk Factors—Risks Relating to the Electric Power Sector in Argentina—We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector.”

We are entitled to receive payments from CAMMESA under the Energía Base within 42 days after the date of billing. In recent years, due to regulatory conditions in Argentina’s electric power sector that affected the profitability and economic viability of power utilities, certain WEM agents defaulted on their payments to CAMMESA, which adversely affected CAMMESA’s ability to meet its payment obligations to electric power generators, including us. As a consequence, in the past, we have seen CAMMESA pay within 92 days of month-end, rather than the required 42 days after the date of billing. Such payment delays would result in higher working capital requirements than we would typically have to finance with our own financing sources. However, this delay has been decreasing since April 2016. From September 2016 to November 2017, CAMMESA has paid without delays, and since then, there were short periods in which CAMMESA experienced delays in paying.

For example, for the monthly transaction related to Energía Base of January 2019, with due date on March 13, 2019, collected 50% on that date, 22% on March 19, 2019, 22% on April 1, 2019, and the rest on April 5, 2019. For the monthly transaction related to Energía Base of February 2019, with due date on April 11, 2019, we collected 41% on that date, and 20% on April 17, 2019, and we expect to collect the balance in the upcoming weeks. For these delays, we are entitled to receive interests from CAMMESA. Payments related to PPAs under the Renovar Regulatory Framework have not suffered delays. CAMMESA may once again be unable to make payments to generators both in respect of energy dispatched and generation capacity availability on a timely basis or in full, which may substantially and adversely affect our financial position and the results of our operations.

The chart below shows the payment cycle of CAMMESA (for sales under the Energía Base) in terms of number of days after the due date that CAMMESA took to pay the balances each month from September 2015 to January 2019:

Source: Central Puerto

We are also entitled to receive the foreign exchange difference accrued for the Energía Base and FONI trade receivables, between the last date of the month of each monthly transaction of Energía Base or FONI installment, and the day prior to the due date of such monthly transaction or installment. These amounts should be paid one day after the due date of the payment of each monthly transaction of Energía Base or FONI installment. However, for the January 2019 installment, with due date on March 14, 2019, the foreign exchange difference was payed on April 5, 2019. The foreign exchange difference on the February 2019 monthly transaction of Energía Base and FONI installments has not been collected as of the date of this annual report.

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

Regarding the CVO Agreement, effective as of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM, as a combined cycle, of the thermal plant Central Vuelta de Obligado, which entitled us to receive the collection of the trade receivables under the CVO Agreement. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be signed in order to start the collections.

The PPA agreement was signed on February 7, 2019, with retroactive effect to March 20, 2018.

As a result, the original amortization schedule from the CVO Agreement is in full force and effect.

The unpaid installments corresponding to the March-December 2018 period add up to US$ 78.15 million (including VAT, corresponding to installments 1 to 10). As of the day of this annual report, we continue in negotiations with CAMMESA to collect such unpaid amounts as soon as possible, plus the accrued interest between each due date and the effective payment date.

Despite the referred unpaid installments, as of the date of this annual report, we received the payment related to January and February 2019 (corresponding to installments 11 and 12, respectively) pursuant to the CVO Agreement’s original disbursement schedule, at the exchange rate of the last date of each month, on its respective due dates, in March and April 2019, respectively.

Trade Receivables and Other Receivables

Our finance department is in charge of managing customer credit risk subject to policies, procedures and controls relating to ours credit risk management. Accounts receivable are regularly monitored. Even though we have not received guarantees, we have the authority to cause the power supply to be interrupted if clients fail to meet their credit obligations. For information on credit concentration, see Note 14.1 to our audited consolidated financial statements. The need to book impairment is analyzed at the end of each reporting period on an individual basis for major clients. The allowance recorded as of December 31, 2018 is deemed sufficient to cover the potential impairment in the value of our receivables.

Cash and Short-Term Investments

Our treasury department manages the credit risk inherent to balances held in banks and financial institutions, pursuant to our corporate policy. Excess funds are invested with approved counterparts only, which are limited to banks with high credit ratings, thereby mitigating risk.

Public and Corporate Securities

 Our finance department manages this risk based on our corporate policies, pursuant to which we are only allowed to invest in first-class companies and in instruments issued by the federal or provincial governments.

Liquidity Risk

We manage liquidity with the aim of guaranteeing that the necessary funds are available to support our business strategy. Short-term financing needs related to seasonal increases in working capital are covered through short- and medium-term bank credit lines. The following tables show the maturity profile of our financial liabilities.

As of December 31, 2018:

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	(in thousands of Ps.)
CAMMESA borrowings and other borrowings	8,395	1,822,759	6,862,758	8,693,912
Trade and other payables	1,729,909	-	-	1,729,909
Total	1,738,304	1,822,759	6,862,758	10,423,821

As of December 31, 2017:

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	(in thousands of Ps.)
CAMMESA borrowings and other borrowings	345	3,948,515	3,127,689	7,076,549
Trade and other payables	1,499,027	2,858	-	1,501,885
Total	1,499,372	3,951,373	3,127,689	8,578,434

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
Up to U.S. 5¢ per ADS issued
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-common share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

Service	Fees
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held
ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

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

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. Accordingly, on January 18, 2019, we received US$ 1,066,706.10 from the depositary bank.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Our company, under the supervision and with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) of the Exchange Act, as of December 31, 2018.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon their evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2018, our disclosure controls and procedures were effective to provide reasonable assurance of achieving their control objectives.

(b) Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The company’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2018

(c) Attestation report of the registered public accounting firm

Not applicable, in light of the Company’s status as an EGC.

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

 Item 16.B Code of Ethics

We have adopted a “Code of Business Conduct” (the “code”) designed to establish guidelines with respect to professional conduct, morals and employee performance. This code applies to all directors, managers, heads and employees of the Company. The code is posted on our website at http://investors.centralpuerto.com/govdocs. In 2018, the code was amended to comply with the requirements set forth in Argentine Law No. 27.401 (the “Corporate Criminal Liability Law”), which include that the Company’s employees while dealing with public sector officers or agencies on behalf of the Company shall act with due care and shall avoid, at all times, circumstances that may be considered contrary to the public duties of such public sector officers, illicit enrichment of such public sector officers, bribery and influence-peddling, extortion and preparation of false balance sheets and reports. On March 9, 2018, our Audit Committee approved the amendment. In addition, we did not grant any waivers to the code during the year ended December 31, 2018.

Item 16.C Principal Accountant Fees and Services

Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2018 and 2017. The following tables sets forth the total amount billed to us and our subsidiaries for the indicated fiscal years (stated in the current measurement unit as of December 31, 2018):

	2018	2017
	(in thousands of Ps.)
Audit Fees	10,670	19,140
Tax Fees	1,158	565
All other fees	2,540	-
Total	14,368	19,705

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

Tax fees are billed for professional services related to tax compliance and tax advice for fiscal years 2018 and 2017, respectively.

All other fees are billed for professional services related to assistance and training on the implementation of certain internal control procedures.

Item 16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

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

* We are required to comply with these rules under the NYSE Listed Company Manual
* We are required to conform the structure of the Board of Directors to the independence criteria established in article 11, Chapter III, Title II of the CNV Rules by the first shareholders meeting held after December 31, 2018.

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

4.15.
Guarantee and Sponsor Support Agreement, dated as of February 22, 2018, among CP Achiras S.A.U., as Borrower, CP Renovables S.A., as Sponsor and Shareholder, Central Puerto S.A., as Sponsor Guarantor and Shareholder, the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, the International Finance Corporation, as Senior Lenders, and Citibank, N.A., as Offshore Collateral Agent (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 27, 2018).

4.16.
Wind Farm Omnibus Amendment and Agreement, dated March 16, 2018, among CP Achiras S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and the International Finance Corporation (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 27, 2018).

4.17
English translation of the terms and conditions of the amended and restated Shareholders Agreement of CP Renovables S.A., dated as of November 28, 2018, among Central Puerto S.A. and Guillermo Pablo Reca (incorporated by reference to Exhibit 2 of our current report on Form 6-K furnished with the Commission on November 28, 2018).

8.1.	List of subsidiaries of Central Puerto S.A. as of the date of this annual report.
11.1.	Code of Ethics of Central Puerto S.A., as amended (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 27, 2018)
12.1.	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2.	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1.	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.2.	Consent of Vaisala, Inc. (incorporated by reference to Exhibit 23.5 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).
101	XBRL Instance Document and related items.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAL PUERTO S.A.

Date: April 30, 2019.	By:	/s/ Fernando Roberto Bonnet
Fernando Roberto Bonnet
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Central Puerto S.A.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Central Puerto S.A. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Buenos Aires, Argentina
April 24, 2019

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME

		For the years ended December 31,
	Notes	2018	2017	2016
		ARS 000	ARS 000	ARS 000

Continuing operations
Revenues	5	14,265,370	9,638,568	7,044,039
Cost of sales	6.1	(6,486,698)	(5,199,149)	(4,980,226)
Gross income		7,778,672	4,439,419	2,063,813

Administrative and selling expenses	6.2	(1,389,336)	(1,056,257)	(892,626)
Other operating income	7.1	13,222,842	930,062	2,324,243
Other operating expenses	7.2	(132,881)	(140,138)	(171,952)
CVO receivables update	14.1	11,017,014	-	-
Operating income		30,496,311	4,173,086	3,323,478

Loss on net monetary position	2.1.2	(4,036,196)	(151,904)	(1,836,626)
Finance income	7.3	2,280,193	1,558,816	873,915
Finance expenses	7.4	(6,300,881)	(1,200,654)	(1,205,447)
Share of the profit of associates	3	1,074,185	1,173,004	422,650
Income before income tax from continuing operations		23,513,612	5,552,348	1,577,970

Income tax for the year	9	(6,604,351)	(1,081,177)	(1,006,417)
Net income for the year from continuing operations		16,909,261	4,471,171	571,553

Discontinued operations
Income after tax for the year from discontinued operations	21	276,177	791,274	806,989
Net income for the year		17,185,438	5,262,445	1,378,542

Attributable to:
- Equity holders of the parent		17,519,598	5,291,355	1,378,555
- Non-controlling interests		(334,160)	(28,910)	(13)
		17,185,438	5,262,445	1,378,542

Basic and diluted earnings per share (ARS)	10	11.64	3.52	0.92

Basic and diluted earnings per share from continuing operations (ARS)	10	11.46	2.99	0.38

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the years ended December 31,
	Notes	2018	2017	2016
		ARS 000	ARS 000	ARS 000

Net income for the year		17,185,438	5,262,445	1,378,542

Other comprehensive income for the year

Other comprehensive income to be reclassified to income in subsequent periods

Loss on financial assets at fair value through other comprehensive income	8	(346,628)	(768,395)	588,579
Income tax related to loss on financial assets at fair value through other comprehensive income	9	138,629	268,938	(206,003)
Other comprehensive income (loss) to be reclassified to income in subsequent periods		(207,999)	(499,457)	382,576

Other comprehensive income (loss) not to be reclassified to income in subsequent periods

Remeasurement of losses from long-term employee benefits	15.3	20,551	(25,661)	(37,946)
Income tax related to remeasurement of losses from long-term employee benefits	9	(6,165)	4,233	13,281
Other comprehensive income (loss) not to be reclassified to income in subsequent periods		14,386	(21,428)	(24,665)
Other comprehensive income for the year		(193,613)	(520,885)	357,911
Total comprehensive income for the year		16,991,825	4,741,560	1,736,453

Attributable to:
- Equity holders of the parent		17,325,985	4,770,470	1,736,466
- Non-controlling interests		(334,160)	(28,910)	(13)
		16,991,825	4,741,560	1,736,453

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		12-31-2018	12-31-2017
	Notes	ARS 000	ARS 000

Assets
Non-current assets
Property, plant and equipment	12	22,567,418	17,451,669
Intangible assets	13	2,235,230	1,988,603
Investment in associates	3	1,998,336	1,830,138
Trade and other receivables	14.1	16,671,608	3,842,054
Other non-financial assets	15.1	222,955	18,782
Deferred tax asset		-	2,996
Inventories	11	74,687	71,187
		43,770,234	25,205,429
Current assets
Inventories	11	220,896	194,640
Other non-financial assets	15.1	495,130	695,313
Trade and other receivables	14.1	10,579,028	5,733,942
Other financial assets	14.8	1,964,630	1,639,941
Cash and cash equivalents	16	229,948	130,863
		13,489,632	8,394,699
Assets held for sale	21	-	748,866

Total assets		57,259,866	34,348,994

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		11,442,144	11,442,144
Legal reserve		383,393	162,480
Voluntary reserve		4,406,281	1,019,873
Retained earnings		14,715,337	2,206,313
Accumulated other comprehensive income		-	207,999
Equity attributable to holders of the parent		32,461,177	16,552,831
Non-controlling interests		467,677	478,704
Total equity		32,928,854	17,031,535

Non-current liabilities
Other non-financial liabilities	15.2	1,958,883	692,009
Other loans and borrowings	14.3	5,204,030	2,183,278
Borrowings from CAMMESA	14.4	1,004,304	1,558,485
Compensation and employee benefits liabilities	15.3	148,470	166,983
Deferred income tax liabilities	9	4,793,384	3,847,033
		13,109,071	8,447,788
Current liabilities
Trade and other payables	14.2	1,729,909	1,501,885
Other non-financial liabilities	15.2	1,660,944	973,971
Borrowings from CAMMESA	14.4	1,812,910	2,588,283
Other loans and borrowings	14.3	672,668	746,503
Compensation and employee benefits liabilities	15.3	391,168	477,136
Income tax payable		4,416,843	1,619,402
Provisions	18	537,499	610,476
		11,221,941	8,517,656
Liabilities directly associated with the assets held for sale	21	-	352,015
		11,221,941	8,869,671
Total liabilities		24,331,012	17,317,459
Total equity and liabilities		57,259,866	34,348,994

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to holders of the parent
	Capital stock	Noncapitalized contribution		Retained earnings
	Face value	Adjustment to capital stock	Merger premium	Legal and other reserves	Voluntary reserve	Unappropriated retained earnings	Other accumulated comprehensive income (loss)	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2018	1,514,022	11,442,144	-	162,480	1,019,873	2,206,313	207,999	478,704	17,031,535

Contributions from non-controlling interests	-	-	-	-	-	-	-	309,764	309,764
Share-based payments	-	-	-	-	-	-	-	13,369	13,369

Net income for the year	-	-	-	-	-	17,519,598	-	(334,160)	17,185,438
Other comprehensive income for the year	-	-	-	-	-	14,386	(207,999)	-	(193,613)
Total comprehensive income for the year	-	-	-	-	-	17,533,984	(207,999)	(334,160)	16,991,825

Increase in legal reserve	-	-	-	220,913	-	(220,913)	-	-	-
Increase in voluntary reserve	-	-	-	-	3,386,408	(3,386,408)	-	-	-
Dividends in cash	-	-	-	-	-	(1,417,639)	-	-	(1,417,639)
As of December 31, 2018 (1)	1,514,022	11,442,144	-	383,393	4,406,281	14,715,337	-	467,677	32,928,854

As of January 1, 2017	1,514,022	11,954,365	1,240,608	980,579	1,286,285	(4,019,693)	707,456	12,407	13,676,029

Loss absorption according to CNV GR n° 777/2018, subject to Annual General Meeting’s approval	-	(512,221)	(1,240,608)	(980,579)	(1,286,285)	4,019,693	-	-	-
Modified balances as of January 1, 2017	1,514,022	11,442,144	-	-	-	-	707,456	12,407	13,676,029

Contributions from non-controlling interests	-	-	-	-	-	7,710	-	490,052	497,762
Share-based payments	-	-	-	-	-	-	-	5,155	5,155

Net income for the year	-	-	-	-	-	5,291,355	-	(28,910)	5,262,445
Other comprehensive income for the year	-	-	-	-	-	(21,428)	(499,457)	-	(520,885)
Total comprehensive income for the year	-	-	-	-	-	5,269,927	(499,457)	(28,910)	4,741,560

Increase in legal reserve	-	-	-	162,480	-	(162,480)	-	-	-
Increase in voluntary reserve	-	-	-	-	3,074,975	(3,074,975)	-	-	-
Dividends in cash	-	-	-	-	(2,055,102)	166,131	-	-	(1,888,971)
As of December 31, 2017 (1)	1,514,022	11,442,144	-	162,480	1,019,873	2,206,313	207,999	478,704	17,031,535

As of January 1, 2016	199,742	10,849,883	1,218,414	826,514	3,429,719	(2,356,929)	324,880	-	14,492,223

Contributions from non-controlling interests	-	-	-	-	-	-	-	12,420	12,420

Net income for the year	-	-	-	-	-	1,378,555	-	(13)	1,378,542
Other comprehensive (loss) income for the year	-	-	-	-	-	(24,665)	382,576	-	357,911
Total comprehensive income for the year, net	-	-	-	-	-	1,353,890	382,576	(13)	1,736,453

Decrease in capital stock	(10,489)	(11,705)	22,194	-	-	-	-	-	-
Increase in legal reserve	-	-	-	154,065	-	(154,065)	-	-	-
Increase in voluntary reserve	-	-	-	-	2,927,218	(2,927,218)	-	-	-
Dividends in cash	-	-	-	-	(2,629,696)	64,629	-	-	(2,565,067)
Dividends in shares	1,324,769	1,116,187	-	-	(2,440,956)	-	-	-	-
As of December 31, 2016 (1)	1,514,022	11,954,365	1,240,608	980,579	1,286,285	(4,019,693)	707,456	12,407	13,676,029

(1)
Common stock, ARS 1.00 par value; 1,514,022,256 authorized, outstanding and issued shares. A subsidiary holds 8,851,848 common shares.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Operating activities
Income for the year before income tax from continuing operations	23,513,612	5,552,348	1,577,970
Income for the year before income tax from discontinued operations	328,814	1,181,290	1,270,612
Income for the year before income tax	23,842,426	6,733,638	2,848,582

Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant and equipment	1,142,555	1,202,107	999,349
Loss (gain) on replacement/disposal of property, plant and equipment	104,378	1,351	4,138
Amortization of intangible assets	349,674	413,037	375,909
Effect on the discount of trade and other receivables and payables, net	-	-	(1,473,236)
CVO receivables update	(11,017,014)	-	-
Interest earned from customers	(1,623,309)	(437,583)	(211,800)
Finance income	(2,280,193)	(1,558,816)	(873,915)
Finance expenses	6,300,881	1,200,654	1,205,447
Share of the profit of associates	(1,074,185)	(1,173,004)	(422,650)
Share-based payments	13,369	5,155	-
Movements in provisions, impairment of material and spare parts and long-term employee benefit plan expense	(2,457)	155,781	(22,695)
Foreign exchange difference for trade receivables	(11,403,596)	(116,699)	(302,243)
Income from the sale of La Plata plant	(468,500)	-	-
Loss on net monetary position	(2,946,943)	(766,906)	(1,464,073)

Working capital adjustments:
Decrease (Increase) in trade and other receivables	5,187,097	(555,571)	1,248,113
(Increase) Decrease in other non-financial assets and inventories	(30,750)	(343,515)	2,389,335
Increase (Decrease) in trade and other payables, other non-financial liabilities and liabilities from employee benefits	1,808,271	(54,486)	200,590
	7,901,704	4,705,143	4,500,851
Interest received from customers	44,358	119,293	44,219
Income tax and minimum presumed income tax paid	(4,240,036)	(1,161,769)	(1,502,595)
Net cash flows provided by operating activities	3,706,026	3,662,667	3,042,475

Investing activities
Purchase of property, plant and equipment	(6,958,953)	(5,734,812)	(4,280,523)
Cash flows generated from the sale of the La Plata plant	625,905	-	-
Dividends received	970,084	59,470	50,250
Sale of financial assets, net	292,639	2,394,118	1,252,977
(Purchase) Sale of investments in associates	-	(9)	47,326
Net cash flows used in investing activities	(5,070,325)	(3,281,233)	(2,929,970)

Financing activities
Short-term loans received (paid), net	(23,139)	(1,089,069)	212,388
Long-term loans received	4,374,978	2,840,834	1,756,246
Long-term loans paid	(2,095,109)	(1,654,794)	-
Borrowings received from CAMMESA	-	1,023,563	1,536,544
Repayment of 9% Corporate bonds - Class I 2007	-	-	(1,449,341)
Interest paid	(461,443)	(71,113)	(139,161)
Dividends paid	(1,417,639)	(1,888,971)	(2,565,067)
Contributions from non-controlling interests	309,764	497,762	12,389
Net cash flows provided by (used in) financing activities	687,412	(341,788)	(636,002)

(Decrease) Increase in cash and cash equivalents	(676,887)	39,646	(523,497)
Exchange difference and other financial results	1,331,368	66,978	(88,120)
Monetary results effect on cash and cash equivalents	(555,396)	(31,056)	(58,415)
Cash and cash equivalents as of January 1	130,863	55,295	725,327
Cash and cash equivalents as of December 31	229,948	130,863	55,295

CENTRAL PUERTO S.A.

1.
Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us”, “CPSA” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation and commercialization.

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

In order to carry out its electric energy generation activity the Group owns the following assets:

–
Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,714 MW.

–
Our Luján de Cuyo plant is located in Luján de Cuyo, Province of Mendoza and has an installed capacity of 509 MW and a steam generating capacity of 150 tons per hour. (See Note 22.7).

–
The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

–
The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group (See Note 3.2).

Through its subsidiary Proener S.A., the Group sells and transports any type of fuels both in the country and abroad. Moreover, on July 19, 2018, the National Gas Regulation Entity (“Enargas”) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

Moreover, as of the incorporation of CP Renovables S.A. (“CPR”) and its subsidiaries, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. the Group takes part on the development and performance of energy projects based on the use of renewable energy sources.

During August and September 2018, the wind farms belonging to CP La Castellana S.A.U. and CP Achiras S.A.U. (CPR subsidiaries) were commissioned, respectively, with a capacity of 99 MW and 48 MW, respectively.

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

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

Additionally, in 2010 the Company approved a new agreement with the former Secretariat of Energy (Central Vuelta Obligado, the “CVO agreement”). This agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution 406/03 accrued over the 2008- 2011 period by the generators (“CVO receivables”) and for that purpose, enabling the construction of a thermal combined cycle plant named Central Vuelta de Obligado. The CVO agreement established that the CVO receivables will be paid by CAMMESA in 120 equal and consecutive monthly installments. For the determination of the novation of CVO credits, the following mechanism was applied: the cumulative LVFVD (sale settlements with due date to be defined) were converted to USD at the exchange rate established in the agreement (ARS 3.97 per USD for the cumulative LVFVD until the execution date of the CVO Agreement and the closing exchange rate corresponding to each month for the LVFVD subsequently accumulated), and then the LIBOR rate was applied plus a 5% margin.

As from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”). The financial impact of the Comercial Approval is described in Note 14.1.

As of the date of these financial statements, we have collected 609,030 related to January 2019 and February 2019 installments, pursuant to the CVO agreement’s original disbursement schedule, while the issuance of the documents related to March 2018 - December 2018 installments is still remaining.

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

The resolution also established that part of the additional remuneration shall be not collected in cash rather it is implemented through LVFVD and will be directed to a “New Infrastructure Projects in the Energy Sector” which need to be approved by the former Secretariat of the Energy.

Finally, Resolution 95 suspended the inclusion of new contracts in the Term market as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the effective date of Resolution 95 will continue being managed by CAMMESA upon their termination. As from such termination, large users should acquire their supplies directly from CAMMESA.

On May 23, 2014, the Official Gazzette published Resolution No. 529/2014 issued by the former Secretariat of Energy (“Resolution 529”) which retroactively updated the prices of Resolution 95 to February 1, 2014, changed target availability and added a remuneration for non-recurrence maintenance. This remuneration is implemented through LVFVD and is aimed to cover the expenses that the generator incurs when performing major maintenances in its units.

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

c)
Resolution No. 19/2017

On January 27, 2017, the Secretariat of Electric Energy (“SEE”) issued Resolution SEE No. 19/17 (published in the Official Gazette on February 2, 2017) (“Resolution 19”), which replaced Resolution 95, as amended. This resolution changes electric energy generators remuneration methodology for transactions operated since February 1, 2017.

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

Pursuant to this resolution, the Secretariat of Electric Energy established that electricity generators, co- generators and self-generators acting as agents in the WEM and which operate conventional thermal power plants, may make guaranteed availability offers (ofertas de disponibilidad garantizada) in the WEM. Pursuant to these offers, these generation companies may commit specific capacity and power output of the generation,

CENTRAL PUERTO S.A.

provided that such capacity and energy had not been committed under other power purchase agreements. The offers must be accepted by CAMMESA (acting on behalf of the electricity demanding agents of the WEM), who will be the purchaser of the power under the guaranteed availability agreements (compromisos de disponibilidad garantizada). The term of the guaranteed availability agreements is 3 years, and their general terms and conditions are established in Resolution 19.

Resolution 19 also establishes that WEM agents that operate hydroelectric power plants shall be remunerated for the energy and capacity of their generation units in accordance with the values set forth in such resolution.

d)
SGE (Energy Government Secretariat) Resolution No. 70/2018

On November 6, 2018, Resolution no. 70/2018 of the SGE was published, replacing Article 8 of Resolution issued by former SE no. 95/2013. The new article allows MEM Generators, Autogenerators and Cogenerators to obtain their own fuel. This does not alter the commitments assumed by Generation Agents within the context of MEM supply agreements with CAMMESA. It is established that generation costs with their own fuel will be valued according to the recognition mechanism of Average Variable Costs (“CVP”) recognized by CAMMESA. The Resolution also establishes that regarding those Generators not purchasing their own fuel, CAMMESA will continue the commercial management and the fuel supply.

e)
Subsequent Event: Resolution of the Secretariat of Renewable Resources and Electricity Market no. 1/2019

On March 1, 2019 Resolution no. 1/2019 (“Resolution 1”) of the Secretariat of Renewable Resources and Electricity Market was published in the Official Gazette by virtue of which Resolution 19 was abolished. It establishes the new remuneration values of energy, power and associated services for the affected generators, as well as their application methodology. Its validity commences on the date of its publication in the Official Gazette.

According to Resolution 1, the approved remuneration system will be of transitional application and until the following are defined and gradually implemented: regulatory mechanisms aimed at reaching an autonomous, competitive and sustainable operation that allows for freedom of contract between supply and demand; and a technical, economical and operative functioning for the integration of different generation technologies so as to guarantee a reliable and cost effective system.

The following are the main changes introduced by Resolution 1 in connection with Resolution 19:

Energy Sale:

–
The price of energy generated by thermal power stations is reduced. Therefore, the price for energy generated with natural gas is of 4 USD/MWh and 7 USD/MWh for energy generated with liquid fuel.

–
The price for energy generated from non-conventional energy sources (renewable energies) is fixed at 28 USD/MWh.

Power Sale:

–
DIGO price (established by Resolution 19) goes from 7,000 USD/MW-month during the twelve months of the year to 7,000 USD/MW-month the six months of higher seasonal demand for electrical energy (December, January, February, June, July and August) and to 5,500 USD/MW-month the remaining months of the year (March, April, May, September, October and November).

CENTRAL PUERTO S.A.

–
Some minimum values of offered availability are changed. Its compliance is subject to the foregoing prices, in accordance with the following chart:

	ARS
Technology	Resolution 19	Resolution 1

Big CC P > 150 MW	3050	3050
Small CC P ≤ 150 MW	3400	3400
Big ST P > 100 MW	4350	4350
Small ST P ≤ 100 MW	5700	5200
Big GT P > 50 MW	3550	3550
Small GT P ≤ 50 MW	4600	4600
Internal Combustion Engines	5700	5200

–
A weighting factor is fixed for the foregoing prices, between 1 and 0.7, depending on the use factor of the twelve months previous to each month of the transaction.

The Company is making a detailed analysis of the scope, application and impact of Resolution 1 on our operations. The power purchase agreements entered into by the Group with CAMMESA are not affected by the provisions of Resolution 1.

2.
Basis of preparation of the consolidated financial statements

2.1.
Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The attached financial statements have been prepared in order to be included in a Securities and Exchange Commission (“SEC”) filing and have been approved by the Company’s Board of Directors on April 24, 2019.

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

2.1.1.
Basis of consolidation

The consolidated financial statements as of December 31, 2018 and 2017 and for each of the years ended December 31, 2018, 2017 and 2016, include the financial statements of the Group formed by the parent company and its subsidiaries: Central Vuelta de Obligado S.A., Proener S.A.U., CP Renovables S.A. and its subsidiaries Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U.

CENTRAL PUERTO S.A.

Control is achieved when the investor is exposed or entitled to variable returns arising from its ownership interest in the investee, and has the ability to affect such returns through its power over the investee. Specifically, the investor controls an investee, if and only if it has:

–
Power over the investee (i.e. the investor has rights that entitle it to direct the relevant activities of the investee).

–
Exposure or right to variable returns arising from its ownership interest in the investee.

–
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

2.1.2.
Measuring unit

The financial statements as at December 31, 2018, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods) were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

In accordance with IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is the currency of a hyperinflationary economy. To define a hyperinflationary state, the IAS 29 provides a series of non-exclusive guidelines that consist on (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, which is the most considered condition in practice, verifying if the three-year cumulative inflation rate approaches or exceeds 100%.

Even if in the recent years there was an important increase in the general level of prices, the three-year cumulative inflation was below 100%. However, due to macroeconomic factors, the triennial inflation was above that figure in 2018. Moreover, the goals of the Argentine government and other available projections show that this trend will not be reverted in the short term.

CENTRAL PUERTO S.A.

So as to evaluate the mentioned quantitative condition and to restate the financial statements, the Argentine Securities Commission established that the series of indexes to be used in the IAS 29 application is the one established by the Argentine Federation of Professional Councils in Economic Sciences.

Regard being had to the mentioned index, the inflation was of 47.64%, 24.79% and 34,59% in the years ended December 31, 2018, 2017 and 2016, respectively.

As at January 1, 2017, the Board of Directors of the Company adopted, subject to the Annual General Meeting’s approval, the option stated in RG no. 777/18 of the CNV and absorbed the accumulated negative unappropriated retained earnings resulting from the inflation-adjustment, following the absorption order established in Section 11, Chapter III, Title IV “REGULAR INFORMATION PROCEDURE” of the CNV Regulations (N.T. 2013), affecting to that purpose the balances of the accounts Voluntary reserve, Legal and other reserves, Merger premium and the balance of the account Adjustment to Capital Stock in the amount necessary for such purpose. The effect of such change is stated in the statement of changes in equity.

As mentioned in the previous paragraph, the Board of Directors of the Company decided, subject to the Annual General Meeting’s approval, to reduce the total Legal Reserve. According to Section 70 of the Business Entities Act no. 19550 (“LGS”) profits will not be distributed until it is restored. Therefore, the Shareholders’ Meeting approving the annual statutory financial statements will have to solve the restoration of the mentioned reserve, notwithstanding the creation of the Legal Reserve under its responsibility according to the mentioned paragraph of the LGS.

The following is a summary of the effects of the IAS 29 application:

Restatement of the Balance Sheet

(i)
The monetary items (those with a fixed face value in local currency) are not restated since they are stated in the current measurement unit at the closing date of the reported period. In an inflationary period, keeping monetary assets causes the loss of purchasing power, and keeping monetary liabilities causes gain in purchasing power as long as those items are not tied to an adjustment mechanism compensating those effects. The monetary loss or gain is included in the income (loss) for the reported period.

(ii)
The assets and liabilities subject to changes established in specific agreements are adjusted in accordance with those agreements.

(iii)
Non-monetary items measured at their current values at the end of the reported period are not restated to be included in the balance sheet; however, the adjustment process must be completed to determine the income (loss) produced for having those non-monetary items in the terms of a uniform measurement unit.

As at December 31, 2018, 2017 and 2016, the Company counted with the following items measured with the current value method: the share kept in foreign currency of the items Trade and other receivables, Cash and cash equivalents, Loans and borrowings that accrue interest, and Trade and other payables.

(iv)
Non-monetary items at historical cost or at current value of a date previous to the closing of the reported period are restated at rates reflecting the variation occurred at the general level of prices from the acquisition or revaluation date until the closing date; then the amounts restated for those assets are compared with the corresponding recoverable values. Charges to the income (loss) for the period due to property, plant and equipment depreciation and intangible assets amortization, as well as other non- monetary assets consumption are determined in accordance with the new restated amounts.

CENTRAL PUERTO S.A.

As at December 31, 2018, 2017 and 2016, the items subject to this restatement process were the following:

-
Monetary items at current values for a date previous to the closing of the period: certain machines, equipment, turbogroups and auxiliary equipment of the Property, Plant and Equipment item, which were measured at their fair value as at January 1, 2011.

-
Non-monetary items at historical cost: the remaining items of Property, Plant and Equipment, Intangible assets, Investment in associates, Inventories, Assets held for sale, and Deferred income tax liabilities.

(v)
When borrowing costs in non-monetary assets are capitalized in accordance with IAS 23, the share of those cost compensating the creditor for the effects of inflation is not capitalized as stated in Note 2.2.6.

(vi)
The restatement of the non-monetary assets in the terms of a current measurement unit at the end of the reported period without an equivalent adjustment for tax purposes leads to a temporary taxable difference and to the recognition of a deferred-tax liability whose balancing entry is recognized in the income (loss) for the period. For the next closing of the period, the deferred-tax items are restated for inflation to determine the item on income (loss) for such period. In Note 9 the effects of this process are detailed.

Restatement of the statement of income (loss) and other comprehensive income

(i)
The expenses and income are restated as from the date of accountable entry, including interest and currency exchange differences, except for those items not reflecting or including in their determination the consumption of assets measured in currency of purchasing power previous to the consumption entry, which are restated taking into account the origin date of the asset related to the item (for example, depreciation, devaluation and other consumptions of assets valued at historical cost); and except for income (loss) emerging from comparing two measurements expressed in currency of purchasing power of different dates. For such purpose, it is necessary to identify the compared amounts, separately restate them and compare them again, but with amounts already restated.

(ii)
The income (loss) for exposure to change in purchasing power of currency (income (loss) on net monetary position), originated by the keeping of monetary assets and liabilities, is shown in a separate item of the income (loss) for the period.

Restatement of the Statement of Changes in Equity

(i)
At the transition date (January 1, 2016), the Company applied the following standards:

(a)
The components of capital stock and other owners contributions were restated as from the dates in which they were contributed or as from the moment they arose from any other means.

(b)
The retained earnings, the Special reserve Resolution 7/05 and the Special Reserve RG CNV 609 were kept at their face value (non-restated legal amount) at the transition date.

(c)
The restated unappropriated retained earnings were determined by the difference between the net assets restated at the transition date and the remaining components of initial equity expressed as stated in previous sections.

CENTRAL PUERTO S.A.

(ii)
After restatement at the transition date stated in (i) precedent, all equity components are restated applying the general price index from the commencement of the period, and each variation of those components is restated from the contribution date or as from the moment they arose from other means.

Restatement of the Statement of Cash Flows

IAS 29 sets forth that all the items of this section shall be restated in terms of the current measurement unit at the closing date of the reported period.

The monetary result generated by cash and equivalents to cash are stated in the Statement of Cash Flows separately from the cash flows resulting from operation, investment and financing activities as a specific item of the conciliation between the existence of cash and cash equivalents at the beginning and at the end of the period.

Effects of the adoption of IAS 29 on comparative balances

The effects of adopting IAS 29 on Equity at January 1, 2016 and December 31, 2017 and 2016 and on the results for the 2017 and 2016 periods are the following:

	01-01-2016	12-31-2016	12-31-2017
	ARS 000	ARS 000	ARS 000

Equity according to consolidated financial statements approved on April 24, 2018	4,571,663	5,154,016	7,361,000
Increase due to capital stock and premiums adjustment	11,037,227	12,153,414	10,400,585
Retained earnings decrease	(1,116,668)	(3,637,091)	(919,719)
Non-controlling interests increase	-	5,690	189,669
Equity after the adoption of IAS 29	14,492,222	13,676,029	17,031,535

	12-31-2016	12-31-2017
	ARS 000	ARS 000

Net income for the year according to consolidated financial statements approved on April 24, 2018	1,768,836	3,493,999
Loss on net monetary position	(1,836,626)	(151,904)
Restatement of income statement items (including income tax)	1,446,332	1,920,350
Net income after the adoption of IAS 29	1,378,542	5,262,445

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

–
it expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

–
it holds the asset primarily for the purpose of trading;

CENTRAL PUERTO S.A.

–
it expects to realize the asset within twelve months after the reporting period; or

–
the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

An entity shall classify a liability as current when:

–
it is expected to be settled in normal operating cycle;

–
It is held primarily for the purpose of trading;

–
it is due to be settled within twelve months after the reporting period; or

–
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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

–
in the principal market for the asset or liability, or

–
in the absence of a principal market, in the most advantageous market for the asset or liability.

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

CENTRAL PUERTO S.A.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

–
Level 1 input data: quoted (unadjusted) prices in active markets for identical assets or liabilities.

–
Level 2 input data: valuation techniques with input data other than the quoted prices included in Level 1, but which are observable for assets or liabilities, either directly or indirectly.

–
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

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured by their fair value in foreign currency are converted using exchange rates at the date in which such fair value is determined.

2.2.4.
Revenue recognition

2.2.4.1.
Revenue from ordinary activities

IFRS 15 presents a five-step detailed model to explain revenue from contracts with customers. Its fundamental principal lies on the fact that an entity has to recognize revenue to represent the transference of goods or services promised to the customers, in an amount reflecting the consideration the entity expects to receive in exchange for those goods or services at the moment of executing the performance obligation. An asset is transferred when (or while) the client gets control over such asset, defined as the ability to direct the use and substantially obtain all the remaining benefits of the asset. IFRS 15 requires the analysis of the following:

–
If the contract (or the combination of contracts) contains more than one promised good or service, when and how such goods or services should be granted.

–
If the price of the transaction distributed to each performance obligation should be recognized as revenue throughout time or at a specific moment. According to IFRS 15, an entity recognizes revenue when the performance obligation is satisfied, i.e. every time control over those goods and services is transferred to the customer. The new model does not include separate guidelines for the “sale of goods” and the “rendering of services”; instead, it requires that entities should evaluate whether revenue should be recognized throughout time or at a specific moment, regardless of the fact that it includes “the sale of goods” or “the rendering of services”.

–
When the price includes an estimation element of variable payments, how that will affect the amount and the time to recognize such revenue. The concept of variable payment estimation is broad. A transaction price is considered as variable due to discounts, reimbursement, credits, price concessions, incentives,

CENTRAL PUERTO S.A.

performance bonus, penalties and contingency agreements. The new model introduces a big condition for a variable consideration to be considered as revenue: only as long as it is very unlikely for a significant change to occur in the cumulative revenue amount, when the uncertainties inherent to the variable payment estimation are solved.

–
When the incurred cost to close an agreement and the costs to comply with it can be recognized as an asset.

The Company has a main revenue source, which consists on the commercialization of energy produced in the spot market under the scheme established by Resolution 19/2017 of the Secretariat of Electric Power (“SEE”, for its Spanish acronym), CAMMESA being its main customer.

The Company recognizes its sales revenue in accordance with the availability of its machines’ effective power, the energy and steam supplied; and as balancing entry, a sales receivable is recognized, which represents the Company’s unconditional right to consideration owed by the customer. Billing for the service is monthly made by CAMMESA in accordance with the guidelines established by SEE; and compensation is usually received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it.

Revenues from energy, power and steam sales are calculated at the prices established in the respective contracts or at the prices prevailing in the electricity market, according to the regulations in force. These include revenues from the sale of steam, energy and power supplied and not billed until the closing date of the reported period, valued at the prices defined in the contracts or in the respective regulations.

Additionally, the Group recognizes the sales from contracts regarding the supplied energy and the prices established in such contracts, and as balancing entry it recognizes a sale credit. Such credit represents the unconditional right the Company has to receive the consideration owed by the customer. Billing for the service is monthly made by CAMMESA in the case of the contracts of the wind farms La Castellana and Achiras and for the Energía plus contract in accordance with the guidelines established by SEE; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. For the rest of the clients, billing is also monthly and done by the Company; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it.

The Group recognizes revenues from resale and distribution of gas and revenues for the monthly management of the thermal power plant CVO in accordance with the monthly fees established in the respective contracts and as balancing entry, it recognizes a sale credit. Such credit represents the unconditional right the Company has to receive the consideration owed by the customer. Billing for the service is also monthly made by the Company and compensation is generally received in a maximum term of 90 days. Therefore, no implicit financing components are recognized.

The detail of revenues from ordinary activities of the Group is included in Note 5 to these consolidated financial statements.

CENTRAL PUERTO S.A.

2.2.4.2. Other income Interest

For all financial assets and liabilities measured at amortized cost and interest bearing financial assets classified as available for sale, interest income or expense is recorded using the effective interest rate method, which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. In general, interest income and expense are included in finance income and expenses in the consolidated statement of income, respectively, unless they derive from operating items (such as trade and other receivables or trade and other payables); in that case, they are booked under other operating income and expenses, as the case may be.

2.2.5.
Taxes

Current income tax and minimum presumed income tax

Current income tax assets and liabilities for the year are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute those amounts are those that are enacted or substantively enacted, at the end of the reporting period. The statutory tax rate for the Group for the fiscal year 2018 is 30% (See Note 23.a).

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

The carrying amount of minimum presumed income tax is reviewed at each reporting period date and reduced against income or loss for the period under income tax charge to the extent that its use as payment on account of income tax in future fiscal years is no longer probable. Minimum presumed income tax credit not recognized as credit or previously derecognized is reviewed as of each reporting period-end and it is recognized as an asset against income or loss for the period under income tax expenses to the extent that it is likely to be used as payment on account of income tax payable in future years.

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

–
where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

CENTRAL PUERTO S.A.

–
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

–
where the deferred income tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

–
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

–
where the tax incurred on a sale or on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as the case may be;

–
receivables and payables are stated including value-added tax.

The charge for the tax on bank account transactions is presented in the administrative and selling expenses line within the consolidated statement of income.

CENTRAL PUERTO S.A.

The net amount of the tax related to sales and to bank account transactions recoverable from, or payable to, the taxation authority is included as a non-financial asset or liability, as the case may be.

2.2.6.
Property, plant and equipment

Property, plant and equipment are measured at the acquisition cost restated according to Note 2.1.2, net of the cumulative depreciation and/or the cumulative losses due to impairment, if any. This cost includes the cost of replacing components of property, plant and equipment and the cost for borrowings related to long-term construction projects, as long as the requirements for their recognition as assets are fulfilled.

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group derecognizes the replaced part at its restated cost according to Note 2.1.2 and recognizes the new part with its own associated useful life and depreciation. Likewise, when a major maintenance is performed, its cost is recognized as a replacement if the conditions for the recognition thereof as an asset are met. All other regular repair and maintenance costs are recognized in the consolidated statement of income as incurred.

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

–
Buildings: 5 to 50 years.

–
Lands are not depreciated.

–
Material and spare parts: based on the useful life of related machinery and equipment to be replaced.

–
Furniture, fixtures and equipment: 5 to 10 years.

–
Others:3 to 5 years.

–
Turbines and Construction in progress: they are not depreciated until they are not in conditions of being used.

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

CENTRAL PUERTO S.A.

During periods ended December 31, 2018 and 2017, the Group capitalized interest in their wind farm projects La Castellana and Achiras for an amount of 138,064 and 10.739, respectively. The rate used to capitalize interest corresponds to the effective rate of specific loans used to finance the projects, net of the share compensating the creditor for the effects of inflation.

2.2.7.
Intangible assets

Intangible assets acquired separately are measured on initial recognition at acquisition cost restated according to Note 2.1.2. Following initial recognition, intangible assets are carried at cost less accumulated amortization (if they are considered as having finite useful lives) and accumulated impairment losses, if any.

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

During this period, the Group finished the construction of wind farms La Castellana and Achiras, whereby it was agreed to construct high and medium tension lines and the electrical substation to connect the wind farms to the Argentine Interconnection System (“SADI”), a part of which were given to the companies transporting the energy in accordance with the respective contracts; therefore, such companies are in charge of the maintenance of such transferred installations. Consequently, the Group transferred 596,301 from property, plant and equipment to intangible assets.

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

CENTRAL PUERTO S.A.

The Group bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Group’s CGU to which the individual assets are allocated. These detailed budgets and forecast calculations generally cover a five-year period. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year. Budgets and calculations related to Complejo Hidroeléctrico Piedra del Águila are limited to the term of the concession contract.

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

During the periods ended December 31, 2018 and 2017, the Group did not identify triggering events of impairment.

Should there be such triggering event, the Group makes an estimate of the recoverable amount of the individual asset or of the cash generating unit, as the case may be.

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

2.2.9.1. Financial assets

Classification

According to IFRS 9 “Financial instruments”, the Group classifies its financial assets in three categories:

–
Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to solely payments of principal and interest.

Additionally, and for those assets complying with the above-mentioned conditions, IFRS 9 provides for the option of determining, at initial recognition, an asset measured at fair value if doing so would eliminate or significantly reduce a measurement or recognition inconsistency, which would appear if the assets or liabilities valuation or the recognition of their profits or losses are made on different grounds. The Group has not classified a financial asset at fair value using this option.

CENTRAL PUERTO S.A.

At the closing of these consolidated financial statements, the financial assets at amortized cost of the Group include certain cash elements and cash equivalents and trade and other receivables.

–
Financial assets at fair value through other comprehensive income

Financial assets are measured at fair value through other comprehensive income if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

At the closing of these consolidated financial statements, the Group has not financial assets at fair value through other comprehensive income.

–
Financial assets at fair value through profit or loss

Any financial assets at fair value through profit or loss belong to a residual category that includes the financial assets that are not held in one of the two business models mentioned, including those kept to negotiate and those classified at fair value at initial recognition.

At the closing of these consolidated financial statements, the financial assets of the Group at fair value through profit or loss include mutual funds accounted under other financial assets.

Recognition and measurement

The purchase and sale of financial assets are recognized at the date on which the Group commits to purchase or sale the asset.

Financial assets valued at amortized cost are initially recognized at their fair value plus cost of transaction. These assets accrue interest according to the effective interest rate method.

Financial assets valued at fair value through profit or loss and other comprehensive income are initially recognized at fair value, and transaction costs are recognized as expenses in the comprehensive income statement. Subsequently, they are valued at fair value. Changes in fair value and income from the sale of financial assets at fair value through profit or loss and other comprehensive income are recorded in Finance Income or Finance Expenses and Other comprehensive income, respectively, in the consolidated statement of income and comprehensive income, respectively.

In general, the Group uses the transaction price to determine the fair value of a financial instrument at the initial recognition. In the rest of the cases, the Group only records revenue or loss at initial recognition if the fair value of the instrument is evidenced with other comparable and visible transactions of the market for the same instrument or if it is based on a valuation technique that only includes visible market data. Revenue or loss not recognized at the initial recognition of a financial asset is later recognized as long as they derive from a change in factors (including time) in which the market participants consider establishing the price.

The profit or loss of debt instruments are measured at amortized cost and are not determined in a hedge relationship. They are recognized in profit or loss when the financial assets are removed or when impairment is recognized; and during the amortization process using the effective interest rate method. The Group only reclassifies all investments in debt instruments when it changes the business model used to manage those assets.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized; that is to say, it is deleted from the statement of financial position, when:

–
the contractual rights to receive cash flows from the asset have expired;

CENTRAL PUERTO S.A.

–
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

Impairment of financial assets

IFRS 9 establishes an “expected credit loss” model (“ECL”). This requires the application of considerable judgment with regard to how changes in economic factors affect ECL, which is determined over a weighted average base. ECL results from the difference between contractual cash flows and cash flows at current value that the Group expects to receive.

The impairment model set forth by IFRS 9 is applicable to the financial assets measured at amortized value or at fair value through changes in other comprehensive income, except for the investment in equity securities and assets from the contracts recognized under IFRS 15.

Pursuant to IFRS 9, loss allowances are measured using one of the following bases:

–
The 12-month ECL: these are expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date; and

–
Full lifetime expected credit losses: these are expected credit losses that result from all possible default events over the life of the financial instrument.

Given the nature of the clients with which the Group operates and its history of uncollectibility, the Group did not identify expected credit losses.

With regard to financial placements and according to the placement policies in force, the Group monitors the credit rate and the credit risk of these instruments. Pursuant to the analysis, the Group did not identify the need to record impairment of these types of instruments.

2.2.9.2.
Financial liabilities

Initial recognition and subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge ratio, as appropriate.

Financial liabilities are initially recognized at their fair value, net of the incurred transaction costs. Since the Group has no financial assets whose characteristics require the fair value accounting according to IFRS, after the initial recognition, the financial assets are valued at amortized cost. Any difference between the amount received as financing (net of transaction costs) and the reimbursement value is recognized in comprehensive income throughout the life of the debt financial instrument using the method of effective interest rate.

CENTRAL PUERTO S.A.

At the closing of these consolidated financial statements, the financial liabilities classified as loans and borrowings of the Group include Trade and other payables, overdrafts in bank accounts, Borrowings from CAMMESA and Loans and borrowings that accrue interest.

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

2.2.9.3.
Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

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

2.2.9.5. Derivative financial instruments and hedge accounting Initial recognition and subsequent measurement

The derivative financial instruments used by the Group are initially recognized through their fair values at the date on which the contract is entered into, and they are subsequently measured again at their fair value. The derivative financial instruments are accounted as financial assets when their fair value is positive and as financial liabilities when their fair value is negative.

The method to recognize the loss or income from the change in fair value depends on whether the derivative was determined as a hedge instrument; in such case, on the nature of the item it is covering. The Company can determine certain derivative as:

–
Fair value hedge;

–
Cash flow hedge;

At the beginning of the transaction, the Group records the relationship between the hedge instruments and items covered, as well as its objectives for risk management and the strategy to make different hedge

CENTRAL PUERTO S.A.

operations. It also records its assessment, both at the beginning and on a continuous base, on whether the derivatives used in the hedge transactions are highly effective to compensate changes in fair value or in the cash flows of the items covered.

Fair value hedge

Changes in fair value of derivatives determined and classified as fair value hedge are recorded in the statement of comprehensive income together with any change in the fair value of the covered asset or liability attributable to the covered risk.

Cash flow hedge

The effective part of changes in fair value of the derivatives determined and classified as cash flow hedge are recognized in Other comprehensive income. The loss or income related to the non-effective part is immediately recognized in the statement of comprehensive income within the Finance Expenses or Finance Income, respectively.

The cumulative amounts in Other comprehensive income are recorded in the statement of comprehensive income in the periods in which the item covered affects the comprehensive income. In the case of interest rates hedge, this means the amounts recognized in equity are reclassified as net finance income as interest is accrued on associated debts.

Swap contracts of interest rate are measured at their current value at the closing of each period or fiscal year and are stated as assets or liabilities depending on the rights and obligations emerging from the respective contracts. Swap contracts were classified as efficient hedge of cash flows risk. Changes in the accounting measure of swap contracts are recognized in equity in the account Other comprehensive income. These changes recognized in equity are reclassified at the loss or income for the period or fiscal year in which the interest of variable rate loans object of the hedge, are recognized in the statement of comprehensive income.

If the hedge instrument expires or is sold, it is expired or executed without a replacement or successive renewal (as part of the hedging strategy), or if its appointment as hedge is revoked, or if the hedge no longer complies with the requirements to apply hedge accountability, any cumulative revenue or loss previously recognized in the other comprehensive income will stay separate in equity until the expected transaction takes place. If in the future transaction it is not expected to have the amount included in the cash flow hedge reserve, it must be immediately reclassified to the consolidated comprehensive income.

As at December 31, 2018, the Group has no hedging derivative instruments.

2.2.10.
Inventories

Inventories are valued at the lower of acquisition cost restated according to Note 2.1.2 and net realizable value. In the estimation of recoverable values, the purpose of the asset to be measured and the movements of items of slow or scarce rotation are taken into account. Inventories balance is not higher than its net realizable value at the corresponding dates.

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

CENTRAL PUERTO S.A.

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

–
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

2.2.14.
Contingent assets

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

A contingent asset is not recognized in financial statements; it is reported in notes only where an inflow of economic benefits is probable. For each type of contingent asset as of the relevant reporting period-end dates, the Group shall disclose (i) a brief description of the nature thereof and, if possible, (ii) an estimate of its financial impact.

CENTRAL PUERTO S.A.

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

During the years ended December 31, 2018 and 2017 the expense booked in the consolidated financial statements under employee benefits expense amounts to 13,369 and 5,155, respectively.

2.2.17.
Investment in associates

The Group’s investments in associates are accounted for using the equity method. An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is neither control nor joint control.

CENTRAL PUERTO S.A.

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

–
Electric power generation: through its own assets the Group is engaged in the production of electric power and its sale. This business unit does not include La Plata plant operations due to the sale of such facility (See Note 22.8).

–
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

–
Management and operations of thermal plants: through its equity investees Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A. and its subsidiary Central Vuelta de Obligado S.A. the Group is engaged in the management and operations of these thermal plants.

The Group has two reporting segments: production of electric power and natural gas transport and distribution. Management and operations activities are included in others, because the information is not material.

CENTRAL PUERTO S.A.

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

–
It is a component of the Group that represents a cash generating unit or a group of cash generating units,

–
it is classified as held for sale or as for distribution to equity holders, or it has already been disposed for distribution to the shareholders, and;

–
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

2.2.20.
Business combinations

Business combinations are accounted using the acquisition method when the Group takes effective control of the acquired company.

The Group will recognize in its financial statements the acquired identifiable assets, the assumed liabilities, any non-controlling interest and, if any, goodwill according to IFRS 3.

The acquisition cost is measured as the addition of the transferred consideration, measured at fair value on that date, and the amount of any non-controlling interest in the acquiree. The Group will measure the non- controlling interest in the acquiree at fair value or at the proportional interest in the identifiable net assets of the acquiree.

If the business combination is made in stages, the Group will measure again its previous holding at fair value at the acquisition date and will recognize income or loss in the consolidated statement of comprehensive income.

CENTRAL PUERTO S.A.

Goodwill is measured at cost, as excess of the transferred consideration regarding the acquired identifiable assets and the net assumed liabilities of the Group. If this consideration is lower than the fair value of the identifiable assets and of the assumed liabilities, the difference is recognized in the consolidated statement of comprehensive income.

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

Collection of the principal and interest on these receivables is subject to various business risks and uncertainties including, but not limited to, regulatory changes that could impact the timing and amount of collections, and economic conditions in Argentina. These assumptions are reviewed at the end of each reporting period. Actual future cash flows could differ from these estimates.

Recoverability of property, plant and equipment and intangible assets:

At each closing date of the reported period, the Group evaluates if there is any sign that the property, plant and equipment and/or intangible assets with finite useful lives may have their value impaired. Impairment exists when the book value of assets related to the Cash Generating Unit (CGU) exceeds its recoverable value, which is the higher between its fair value loss costs of sale of such asset and value in use. The value in use is calculated through the estimation of future cash flows discounted at their present value through a discount rate that reflects the current assessments of the market over the temporal value of money and the specific risks of each CGU. Projection calculations cover a five-year period. The recoverable value is sensitive to the used discount rate, as well as the estimated inflows and the growth rate.

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

These assumptions include the assessment of the discount rate, future salary increases, mortality rates and the time when each employee will adhere to the retirement benefit. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, the benefit obligations are sensitive to changes in these assumptions. These assumptions are reviewed at the end of each reporting period.

CENTRAL PUERTO S.A.

2.4.
New standards and interpretations adopted

As from the fiscal year beginning January 1, 2018, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

A brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements, are presented below.

IFRS 15 - Revenue from contracts with customers

In May 2014, IASB issued IFRS 15 “Revenue from contracts with customers”, which establishes the new model for recognizing revenue from contracts with customers, except for those contracts that are under the scope of other standards. Such standard revokes the current guidelines for revenue recognition included in IAS 18 “Revenue”, IAS 11 “Construction Contracts” and related interpretations when this standard becomes effective.

IFRS 15 structures a five steps model to measure revenues from contracts with customers, as follows:

Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to each performance obligation.

Step 5: Recognize revenue when (or while) a performance obligation is satisfied.

Under IFRS 15, revenue is recognized when it reflects the consideration to which the company expects to be entitled in exchange for goods or services to a customer.

The standard requires the entity to judge taking into account the relevant factors and circumstances applied to contracts with customers. The standard also specifies the measurement of cost increase due to a contract and the cost directly related to the performance of a contract.

Pursuant to IFRS 15, among others, a system on the allocation of the transaction price to each performance obligation is established. According to such standard, the Company shall recognize revenue when a performance obligation is satisfied, i.e. every time “control” over those goods and services is transferred to the customer.

The Company has a sole significant revenue source, which consists on the commercialization of energy produced in the spot market under the schedule established in Resolution 19/2017 of the Secretariat of Electric Power, CAMMESA being its main customer.

At the closing of each month, the Company recognizes its sales revenue in accordance with the availability of its machines’ effective power and the energy supplied; as balancing entry, a sales credit is recognized, which represents the Company’s unconditional right to consideration owed by the customer.

Billing for the service is monthly made by CAMMESA in accordance with the guidelines established by SEE; and compensation is usually received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time.

After the analysis, the management of the Company adopted the modified retrospective method of paragraph C3 (b) of the mentioned regulation. Moreover, it concluded that the previous revenue recognition practices are consistent with the requirements of IFRS 15.

CENTRAL PUERTO S.A.

IFRS 9 - Financial Instruments

IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement” for the annual periods beginning January 1, 2018, and it includes the three aspects of financial statements measurement: classification and measurement; impairment and hedging.

Pursuant to the analysis made, the Company did not register any adjustment on unappropriated retained earnings as at January 1, 2018. Therefore, the application of IFRS 9 did not mean that the Company had to make amendments to the disclosures made on December 31, 2017 regarding the statements of financial position, changes in equity, comprehensive income and cash flow.

The Company used the exception that allows it not to restate the comparative information for previous periods regarding classification and measurement changes (impairment included). As a result, the Company did not apply IFRS 9 requirements to the comparative period presented. For this reason, the comparative information for the periods ended December 31, 2017 and 2016 was not modified.

a)
Classification and measurement of financial assets and liabilities

IFRS 9 maintains, to great extent, the existing requirement of IAS 39 for the classification of financial liabilities. However, it has a new classification approach for financial assets based in two concepts: the contractual cash flow characteristics of the financial asset and the new business model of the company.

The following table shows a comparison between the applied measurement criteria for financial assets according to IAS 39 and the criteria applied as from the IFRS adoption.

Financial instrument	Classification under IAS 39	New classification under IFRS 9

Cash and cash equivalents	Loans and receivables	Financial assets at amortized cost

Mutual funds	Financial assets at fair value through profit a loss	Financial assets at fair value through profit a loss

Trade and other receivables	Loans and receivables	Financial assets at amortized cost

The Group describes its accounting policy regarding financial instrument in Note 2.2.9.

This change did not have an impact on the Company.

IAS 39 requirements for implicit derivatives in main contracts that are financial liabilities or that are outside the scope of IFRS 9 (for example, leasing contracts) are kept, i.e. they must be bifurcated if they are not “closely related”.

b)
Impairment of financial assets and liabilities

IFRS 9 replaces IAS 39 “incurred loss” model by the “expected credit losses” (“ECL”) model. This shall require considerable judgment regarding how economic factors affect ECL, which shall be determined on a weighted average basis. ECL derives from the difference between the contractual cash flows and the cash flows at current value that the Group expects to receive.

The new impairment model shall be applied to financial assets measured at amortized cost or at fair value through other comprehensive income, except for investments on equity instruments and contracts under the scope of IFRS 15.

CENTRAL PUERTO S.A.

Under IFFRS 9, loss allowances shall be measured using the following bases:

-
12-month ECL: these are expected credit losses that result from default events on a financial instrument that are possible within the 12 month after the reporting date; and

-
Lifetime ECL: these are expected credit losses that result from all possible default events over the expected life of a financial instrument.

Due to the nature of the Group’s customers and their bad debt history, the Company did not identify that the change of approach in the impairment method under IFRS 9 results in the recognition of an adjustment to balances as at January 1, 2018.

In the case of financial placement and in accordance with placement policies in force, the Company monitors credit rating and credit risk of these instruments. Pursuant to the analysis made, the Company did not identify that it is necessary to make an adjustment to the balances of such instruments as at January 1, 2018.

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

This standard had no impact on the consolidated financial statements of the Group because the Company already applied the criteria established by this interpretation.

CENTRAL PUERTO S.A.

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

IFRS 16 Leases

In January 2016, the IASB issued the final version of IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions leases of “low-value” assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right to-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right- of-use asset.

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

Transition to IFRS 16

The Group plans to adopt IFRS 16 retroactively for each previous period filed. The Group will apply this standard to contracts previously identified as Lease Contracts which apply IAS 17 and IFRIC 4. Therefore, the Group will not apply this standard to any contract that has not been previously identified as a Lease Contract which applies IAS 17 and IFRIC 4.

The Group will apply the exemption set forth in this standard for lease contracts whose term ends within 12 months as from the standard initial application date, and for lease contracts with an underlying asset of low value.

Having analyzed it, the management of the Group concluded that adopting IFRS 16 will not have significant effects on the Company’s financial statements.

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

The Group concluded that this interpretation will not have significant effects on the Company’s consolidated financial statements.

Annual improvements of period 2015-2017 (issued in December 2017)

These improvements include:

-
IFRS 3 Business combinations

Amendments make it clear that when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination reached in stages, including the new measurement of interest previously held in the assets and liabilities of a joint operation at fair value. When doing so, the acquirer remeasures the previous total interest in the joint operation.

An entity will apply those amendments to business combinations for which the acquisition date is at or after the commencement of the first annual report period starting on or after January 1, 2019, with the anticipated application being permitted. These amendments will be applied in the business combinations of the Group.

CENTRAL PUERTO S.A.

-
IAS 12 Income taxes

The amendments make it clear that the income tax consequences of dividends are more directly linked to past transactions or events that generated distributable income to owners. Therefore, an entity recognizes the consequences of the income tax on revenue dividends, other comprehensive income or equity according to the place in which the entity originally recognized those past transactions or events.

An entity will apply those amendments to the annual periods starting on or after January 1, 2019, with the anticipated application being permitted. When an entity applies those amendments for the first time, it will apply them to the income tax of the dividends recognized in or after the commencement of the comparative period. Since the current practice of the Group is aligned with these amendments, the Group does not expect any effect on its consolidated statements.

-
IAS 23 Borrowing Costs

The amendments make it clear that any borrowing originally taken for the development of a qualifying asset is considered by the entity as a general borrowing, when all activities were completed in order to have such asset ready for its intended use or sale.

An entity will apply those amendments to any borrowing costs incurred on or after commencement of the annual report filing period in which the entity applies such amendments for the first time. These amendments apply to periods beginning on or after January 1, 2019. Early adoption is permitted. Since the current practices of the Group are aligned with these amendments, the Group does not expect any effect on its consolidated statements.

3.
Investment in associates

The book value of investment in associates as of December 31, 2018 and 2017 amounts to:

	12-31-2018	12-31-2017
	ARS 000	ARS 000

Termoeléctrica José de San Martin S.A.	55,492	37,903
Termoeléctrica Manuel Belgrano S.A.	49,138	42,439
ECOGAS Group (Note 3.2)	1,826,888	1,361,025
Transportadora de Gas del Mercosur S.A.	66,679	388,575
Others	139	196
	1,998,336	1,830,138

The share of the profit of associates for the years ended December 31, 2018, 2017 and 2016 amounts to:

	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Termoeléctrica José de San Martin S.A.	35,912	32,804	29,291
Termoeléctrica Manuel Belgrano S.A.	29,225	34,782	38,606
ECOGAS Group (Note 3.2)	1,011,224	726,719	349,257
Transportadora de Gas del Mercosur S.A.	(2,626)	378,411	-
Others	450	288	5,496
	1,074,185	1,173,004	422,650

3.1.
TJSM and TMB

As of December 31, 2018, 2017 and 2016, the Group has a 30.8752% interest in TJSM and 30.9464% interest in TMB, which are engaged in managing the purchase of equipment, and building, operating and maintaining the power plants. TJSM and TMB are private, unlisted companies.

CENTRAL PUERTO S.A.

During the years ended December 31, 2018, 2017 and 2016, the Company received cash dividends from TMB and TJSM for 54,824, 59,143 and 50,247, respectively.

3.2.
Investments in gas distribution

The Group holds ownership interests of 44.10% in Inversora de Gas Cuyana S.A. (“IGCU”, the controlling company of Distribuidora de Gas Cuyana S.A. “DGCU”), of 44.10% in Inversora de Gas del Centro S.A. (“IGCE”, the controlling company of Distribuidora de Gas del Centro S.A. “DGCE”) and 17.20% in DGCE (all together “the ECOGAS Group”). Consequently, the Group holds, both directly and indirectly, a 22.49% interest in DGCU and 39.69% of the capital stock of DGCE, which are engaged in the distribution of natural gas. The Group does not control such companies.

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

On March 2, 2018 and on February 23, 2018 the Group received dividends of 198,121 (equivalent to USD 7,099,316) and 183,115 (equivalent to USD 6,482,009), respectively, from IGCE and DGCE. On April 16, 2018 the Group received dividends of 164,122 (equivalent to USD 6,042,152) from IGCU.

On February 23, 2018, our Board of Directors approved the sale process of up to 27,597,032 DGCE shares, which represent 17,20% of its capital stock, through a potential initial public offering of DGCE in the Argentine Republic. On March 14, 2018, the Company authorized the offer of up to 10,075,952 shares of DGCE, subject to market conditions. As of the date of these consolidated financial statements, the Company, and certain potential selling shareholders, continue to evaluate this strategy.

3.3.
Transportadora de Gas del Mercosur S.A.

The Group has a 20% interest in Transportadora de Gas del Mercosur S.A. (“TGM”). This Company has a gas pipeline that covers the area from Aldea Brasilera (in the Province of Entre Ríos) to Paso de los Libres (in the Province of Corrientes). In 2009, TGM terminated its contract with YPF, which was its only client to date, on the grounds of consecutive non-compliances. On December 22, 2017, YPF agreed to pay TGM USD 114,000,000 as full and final settlement to cover all the complaints TGM claims against YPF. TGM is a private unlisted company.

On April 16, 2018 the Group received dividends of 310,759 (equivalent to USD 11,406,528) from TGM.

CENTRAL PUERTO S.A.
4.
Operating segments

The following provides summarized information of the operating segments for the years ended December 31, 2018, 2017 and 2016:

2018	Electric Power Generation	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	13,810,655	17,100,845	1,103,248	(17,749,378)	14,265,370
Cost of sales	(6,162,940)	(11,352,227)	(663,141)	11,691,610	(6,486,698)
Administrative and selling expenses	(1,389,336)	(2,024,080)	-	2,024,080	(1,389,336)
Other operating income	13,207,713	230,284	15,129	(230,284)	13,222,842
Other operating expenses	(131,462)	(56,002)	(1,419)	56,002	(132,881)
CVO receivables update	11,017,014	-	-	-	11,017,014

Operating income	30,351,644	3,898,820	453,817	(4,207,970)	30,496,311

Other (expenses) income	(13,827,779)	(1,148,373)	(145,543)	1,534,645	(13,587,050)

Net income for the segment	16,523,865	2,750,447	308,274	(2,673,325)	16,909,261
Share in the net income for the segment	16,523,865	255,135	130,261	-	16,909,261

2017	Electric Power Generation	Natural Gas Transport and Distribution (1)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	9,638,568	10,580,854	741,233	(11,322,087)	9,638,568
Cost of sales	(5,199,149)	(7,461,082)	(475,503)	7,936,585	(5,199,149)
Administrative and selling expenses	(1,056,257)	(1,712,522)	-	1,712,522	(1,056,257)
Other operating income	1,014,615	3,438,303	-	(3,438,303)	1,014,615
Other operating expenses	(140,138)	(47,418)	-	47,418	(140,138)

Operating income	4,257,639	4,798,135	265,730	(5,063,865)	4,257,639

Other (expenses) income	(959,184)	(571,733)	(52,204)	1,796,653	213,532

Net income for the segment	3,298,455	4,226,402	213,526	(3,267,212)	4,471,171
Share in the net income for the segment	3,298,455	1,105,130	67,586	-	4,471,171

2016	Electric Power Generation	Natural Gas Transport and Distribution (1)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	7,044,039	4,034,473	388,014	(4,422,487)	7,044,039
Cost of sales	(4,980,226)	(3,342,800)	(243,796)	3,586,596	(4,980,226)
Administrative and selling expenses	(892,626)	(624,979)	-	624,979	(892,626)
Other operating income	2,324,243	65,543	-	(65,543)	2,324,243
Other operating expenses	(171,952)	(10,433)	-	10,433	(171,952)

Operating income	3,323,478	121,804	144,218	(266,022)	3,323,478

Other (expenses) income	(2,968,782)	46,530	(24,249)	194,576	(2,751,925)

Net income for the segment	354,696	168,334	119,969	(71,446)	571,553
Share in the net income for the segment	354,696	180,008	36,849	-	571,553

(1)
Includes information from associates.
(2)
Includes income (expenses) related to resale of gas transport and distribution capacity.

CENTRAL PUERTO S.A.
Major customers

During the years ended December 31, 2018, 2017 and 2016 revenues from CAMMESA amounted to 13,267,217, 9,134,802 and 6,616,864 or 93%, 95% and 94%, respectively, arising from sales in the electric power generation segment.

5.
Revenues

	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Revenues from Resolution 19, SGE Resolution 70/2018,Resolution 95/2013 and amendments	12,667,903	9,134,802	6,616,864
Sales under contracts	896,802	273,285	215,479
Steam sales	245,950	230,481	211,696
Resale of gas transport and distribution capacity	193,889	-	-
Revenues from CVO thermal plant management	260,826	-	-
	14,265,370	9,638,568	7,044,039

6.
Operating expenses

6.1.
Cost of sales

	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Inventories at beginning of each year	265,827	218,028	198,408

Purchases and operating expenses for each year:
Purchases	2,194,756	560,058	568,682
Operating expenses (Note 6.2)	4,321,698	4,686,890	4,431,164
	6,516,454	5,246,948	4,999,846

Inventories at the end of each year	(295,583)	(265,827)	(218,028)
	6,486,698	5,199,149	4,980,226

6.2.
Operating, administrative and selling expenses

	2018		2017		2016
Accounts	Operating expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	1,370,994	550,542	1,436,661	529,718	1,365,375	434,459
Other long-term employee benefits	28,092	4,534	42,655	6,839	45,073	7,964
Depreciation of property, plant and equipment	1,142,555	-	1,201,928	179	999,349	-
Amortization of intangible assets	349,674	-	329,579	-	358,966	-
Purchase of energy and power	44,148	1,392	126,458	-	46,104	-
Fees and compensation for services	247,799	342,908	314,593	272,915	292,352	215,599
Maintenance expenses	481,021	154,788	599,708	41,831	694,368	9,845
Consumption of materials and spare parts	161,289	245	184,575	-	275,423	-
Insurance	241,474	3,511	228,411	3,092	244,197	1,067
Levies and royalties	223,076	-	212,799	-	101,318	-
Taxes and assessments	20,449	48,452	6,102	48,719	5,356	41,295
Tax on bank account transactions	2,475	256,327	-	137,445	-	168,805
Others	8,652	26,637	3,421	15,519	3,283	13,592
Total	4,321,698	1,389,336	4,686,890	1,056,257	4,431,164	892,626

CENTRAL PUERTO S.A.

7.
Other income and expenses

7.1.
Other operating income

	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Interest earned from customers	1,623,309(1)	437,583(1)	211,800(1)
Foreign exchange difference, net	11,403,596(2)	116,699(2)	302,243(2)
Effect on the discount of trade and other receivables and payables, net	-	-	1,473,236
Recovery of insurance	181,475	369,273	298,175
Others	14,462	6,507	38,789
	13,222,842	930,062	2,324,243

(1)
Includes 34,393, 34,771 and 44,219 related to receivables under FONINVEMEM I and II Agreements for the years ended December 31, 2018, 2017 and 2016, respectively. It also includes 1,110,232 related to CVO receivables for the year ended December 31, 2018.
(2)
Includes 662,469, 170,048 and 377,012 related to receivables under FONINVEMEM I and II Agreements for the years ended December 31, 2018, 2017 and 2016, respectively. It also includes 10,119,628 related to CVO receivables for the year ended December 31, 2018.

7.2.
Other operating expenses

	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Charge related to the provision for lawsuits and claims	(89,031)	(102,204)	(171,952)
Impairment of material and spare parts	(37,895)	(34,401)	-
Others	(5,955)	(3,533)	-
	(132,881)	(140,138)	(171,952)

7.3.
Finance income

	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Interest earned	51,702	238,331	108,893
Net income on financial assets at fair value through profit or loss	510,748	111,514	308,515
Foreign exchange differences	1,331,368	66,978	197,748
Net income on disposal of financial assets at fair value through other comprehensive income (1)	386,375	1,141,993	258,759
	2,280,193	1,558,816	873,915

(1)
Net of 36,094 and 90,359 corresponding to turnover tax for the years ended December 31, 2018 and 2017.

7.4.
Finance expenses

	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Interest on loans and borrowings from CAMMESA	(1,478,601)	(1,110,955)	(1,046,242)
Foreign exchange differences	(4,763,772)	(80,654)	(128,708)
Bank commissions for loans and others	(58,508)	(9,045)	(30,497)
	(6,300,881)	(1,200,654)	(1,205,447)

CENTRAL PUERTO S.A.

8.
Movements from financial assets at fair value through other comprehensive income

	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Financial assets at fair value through other comprehensive income
Gain for the year	64,178	450,989	993,675
Reclassification adjustments to income	(410,806)	(1,219,384)	(405,096)
Loss for financial assets at fair value through other comprehensive income	(346,628)	(768,395)	588,579

9.
Income tax

The major components of income tax during the years ended December 31, 2018, 2017 and 2016, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Current income tax
Income tax charge for the year	(5,516,802)	(1,892,778)	(987,857)
Adjustment related to current income tax for the prior year	(5,285)	48,767	1,729

Deferred income tax
Related to the net variation in temporary differences	(1,082,264)	762,834	(20,289)
Income tax	(6,604,351)	(1,081,177)	(1,006,417)

Consolidated statement of comprehensive income

	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Income tax for the year related to items charged or credited directly to equity
Deferred income tax income (expense)	132,464	273,171	(192,722)
Income tax credited charged to other comprehensive income	132,464	273,171	(192,722)

CENTRAL PUERTO S.A.

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the years ended December 31, 2018, 2017 and 2016, is as follows:

	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Income before income tax from continuing operations	23,513,612	5,552,348	1,577,970
Income before income tax from discontinued operations	328,814	1,181,290	1,270,612
Income before income tax	23,842,426	6,733,638	2,848,582

At statutory income tax rate of 30%	(7,152,727)	-	-
At statutory income tax rate of 35%	-	(2,356,773)	(997,004)
Share of the profit of associates	(15,155)	156,099	24,604
Adjustment related to current income tax for the prior year	(5,285)	48,067	1,729
Effect related to statutory income tax rate change (1)	183,572	1,367,572	-
Effect related to the discount of income tax payable	729,679	84,553	-
Income (loss) on net monetary position	(393,693)	(804,111)	(483,978)
Others	(3,379)	33,400	(15,391)
	(6,656,988)	(1,471,193)	(1,470,040)
Income tax attributable to continuing operations	(6,604,351)	(1,081,177)	(1,006,417)
Income tax attributable to discontinued operations	(52,637)	(390,016)	(463,623)
	(6,656,988)	(1,471,193)	(1,470,040)

(1)
Effect of applying the changes in the enacted tax rate established by Law 27,430 as described in Note 23.a) to the deferred assets and liabilities, according to its expected term of realization and settlement, respectively.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income from continuing operations and statement of other comprehensive income
	12-31-2018	12-31-2017	2018	2017	2016
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Provisions and others	68,468	66,184	2,284	9,194	38,847
Provision for plant dismantling	-	58,039	(58,039)	(22,702)	(34,944)
Trade receivables	647	(9,164)	9,812	(438)	(1,758)
Other financial assets	(146,022)	(54,963)	(91,059)	295,296	300,732
Employee benefit liability	43,461	47,579	(4,118)	(10,270)	7,858
Receivables and other non-financial liabilities	-	9,164	-	1,509	(644,397)
Investments in associates	(417,578)	(294,665)	(122,913)	(207,993)	(86,672)
Property, plant and equipment - Material & spare parts	(3,053,013)	(2,615,851)	(449,722)	(65,528)	200,600
Intangible assets	(401,970)	(472,714)	70,744	445,342	(102,531)
Deferred income	(1,821,242)	(628,207)	(1,193,035)	591,595	78,483
Tax loss carry-forward	933,865	47,565	886,246	-	30,771
Deferred income tax (expense) income			(949,800)	1,036,005	(213,011)
Deferred income tax liabilities, net	(4,793,384)	(3,847,033)

CENTRAL PUERTO S.A.

As of December 31, 2018, the Group holds tax loss carry-forward in its subsidiaries for 3,822,923 that can be utilized against future taxable profit from such entities as described below:

	Expiration year
	2022	2023	Total
	ARS000	ARS000	ARS000
CP Achiras	39,092	1,092,909	1,132,001
CP La Castellana	89,727	2,389,449	2,479,176
Vientos La Genoveva II S.A.U.	-	199,553	199,553
Vientos La Genoveva I S.A.U.	-	6,935	6,935
CPR Energy Solutions S.A.U.	-	5,258	5,258
	128,819	3,694,104	3,822,923

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	2018	2017
	ARS 000	ARS 000
Deferred income tax assets

Continuing operations	1,046,387	228,531
Discontinued operations	-	60,568

Deferred income tax liabilities

Continuing operations	(5,839,771)	(4,075,564)
Discontinued operations	-	(212,607)
	(4,793,384)	(3,999,072)

Reconciliation of deferred income tax liabilities net

	Consolidated statement of financial position
	2018	2017
	ARS 000	ARS 000

Amount at beginning of year	(3,847,033)	(4,869,114)
Deferred income tax recognized in profit or loss and in other comprehensive income during the year - continuing operations	(949,800)	1,036,005
Discontinued operations	-	(13,924)
Reclassification related to current income tax for the prior year	3,449	-
Amount at end of year	(4,793,384)	(3,847,033)

10.
Earnings per share

Earnings per share amounts are calculated by dividing net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares during the year, net number of treasury shares.

There are no transactions or items generating an effect of dilution.

CENTRAL PUERTO S.A.

The following reflects information on income and the number of shares used in the earnings per share computations:

	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Income attributable to equity holders of the parent
Continuing operations	17,243,421	4,500,081	571,566
Discontinued operations	276,177	791,274	806,989
	17,519,598	5,291,355	1,378,555

Weighted average number of ordinary shares	1,505,170,408	1,505,170,408	1,505,170,408

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

To calculate the earnings per share for discontinued operations (Note 21), the weighted average number of shares for both the basic and diluted earnings per share is as per the table above. The following provides the income amount used:

	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Income attributable to equity holders of the parent from discontinued operations	276,177	791,274	806,989

11.
Inventories

	2018	2017
	ARS 000	ARS 000

Non-current:
Materials and spare parts	166,763	151,182
Provision for impairment in value	(92,076)	(79,995)
	74,687	71,187
Current:
Materials and spare parts	211,645	180,947
Fuel oil	7,461	11,016
Diesel oil	1,790	2,677
	220,896	194,640

CENTRAL PUERTO S.A.

12.
Property, plant and equipment

	Lands and buildings	Electric power facilities	Wind turbines	Gas turbines (1)	Construction in progress (2)	Other	Total
Cost	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

01-01-2017	1,918,978	23,310,921	-	1,817,315	289,497	1,581,618	28,918,329
Additions	4,552	354,830	-	1,356,837	3,982,113	36,480	5,734,812
Transfers	(16,236)	(2,269,931)	-	2,513,852(4)	(19,368)(4)	(77,309)	131,008
Disposals	-	-	-	-	-	(3,256)	(3,256)
2-31-2017	1,907,294	21,395,820	-	5,688,004	4,252,242	1,537,533	34,780,893
Additions	6,487	813,810	-	191,953	5,924,697	22,036	6,958,983
Transfers	827,701	630,401	3,519,848	(568,017)	(5,006,234)(3)	-	(596,301)
Disposals	-	(155,202)	-	-	(49,988)	(9,923)	(215,113)
12-31-2018	2,741,482	22,684,829	3,519,848	5,311,940	5,120,717	1,549,646	40,928,462

	Lands and buildings	Electric power facilities	Wind turbines	Gas turbines	Construction in progress	Other	Total
Depreciation	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

01-01-2017	442,201	16,091,252	-	-	-	1,285,559	17,819,012
Depreciation for the year	20,486	1,128,691	-	-	-	52,930	1,202,107
Transfers	(11,535)	(1,650,337)	-	-	-	(28,117)	(1,689,989)
Disposals	-	-	-	-	-	(1,906)	(1,906)
12-31-2017	451,152	15,569,606	-	-	-	1,308,466	17,329,224

Depreciation for the year	39,640	975,169	78,001	-	-	49,745	1,142,555
Disposals	-	(102,606)	-	-	-	(8,129)	(110,735)
12-31-2018	490,792	16,442,169	78,001	-	-	1,350,082	18,361,044

Net book value:
12-31-2018	2,250,690	6,242,660	3,441,847	5,311,940	5,120,717	199,564	22,567,418
12-31-2017	1,456,142	5,826,214	-	5,688,004	4,252,242	229,067	17,451,669

(1)
As of December 31, 2018 and 2017, the Company held gas turbines, one of which was transferred to construction in progress because it will be used for new generation capacity in the project called “Terminal 6 San Lorenzo” while the other turbines can be used for other projects, in future bidding processes that may be called by the Argentine government.
(2)
The Group has capitalized borrowing costs for a total amount of 138,064 and 10,739 during the years ended December 31, 2018 and 2017.
(3)
Includes 596,301 transferred to intangible assets related to transmission lines that were transferred to electric energy transportation companies See Note 2.2.7.
(4)
Transferred from Other non-financial assets.

CENTRAL PUERTO S.A.

13.
Intangible assets

	Concession right	Transmission lines for Achiras and La Castellana wind farms	Other	Total
Cost	ARS 000	ARS 000	ARS 000	ARS 000

12-31-2017	7,904,747	-	712,025	8,616,772
Transfers	-	596,301(1)	-	596,301
12-31-2018	7,904,747	596,301	712,025	9,213,073

Amortization

01-01-2017	5,514,245	-	700,887	6,215,132
Amortization for the year	413,037	-	-	413,037
12-31-2017	5,927,282	-	700,887	6,628,169
Amortization for the year	329,578	20,096	-	349,674
12-31-2018	6,256,860	20,096	700,887	6,977,843

Net book value

12-31-2018	1,647,887	576,205	11,138	2,235,230
12-31-2017	1,977,465	-	11,138	1,988,603

(1) Transferred from property, plant and equipment. See Note 2.2.7.

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

CENTRAL PUERTO S.A.

IFRIC 12 accounting model: Intangible asset.

Fees and royalties: the Intergovernmental Basin Authority is entitled to a fee of 2.5% of the plant’s revenues, and the provinces of Rio Negro and Neuquén are entitled to royalties of 12% of such revenues. For the years ended December 31, 2018, 2017 and 2016, the fees and royalties amounted 214,333, 203,007 and 101,318, respectively and they were shown in operating expenses in the consolidated statement of income.

Contractual capital investment obligations and obligations relating to maintenance expenditure on infrastructure under concession are not significant.

Transmission lines of wind farms Achiras and La Castellana

As mentioned in Note 2.2.7, the Group finished the construction of wind farms La Castellana and Achiras, whereby it was agreed to construct high and medium tension lines and the electrical substation to connect the wind farms to SADI, a part of which were given to the companies transporting the energy in accordance with the respective contracts; therefore, such companies are in charge of the maintenance of such transferred installations. Consequently, the Group recognized intangible assets for an amount of 596,301, which were transferred from property, plant and equipment to intangible assets.

14.
Financial assets and liabilities

14.1.
Trade and other receivables

	12-31-2018	12-31-2017
	ARS 000	ARS 000
Non-current:
Trade receivables - CAMMESA	16,671,565	3,826,847
Guarantee deposits	43	63
Receivables from associates	-	15,144
	16,671,608	3,842,054

Current:
Trade receivables - CAMMESA	10,304,925	5,353,427
Trade receivables - YPF SA and YPF Energía Eléctrica SA	75,857	201,826
Recovery of insurance	-	31,437
Trade receivables - Large users	87,997	61,146
Receivables from associates and other related parties	861	10,729
Other receivables	113,091	77,962
	10,582,731	5,736,527
Allowance for doubtful accounts - Note 14.1.1.	(3,703)	(2,585)
	10,579,028	5,733,942

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

CVO receivables: The Company accrues interests since the Commercial Approval date and according to the rate agreed in the CVO agreement, as described in Note 1.a).

LVFVD (Sales Liquidations with Maturity Dates to be Defined): The Company recognizes interest on the LVFVDs when CAMMESA determines the amount of interest and notifies the Company through a billing document.

CENTRAL PUERTO S.A.

Trade receivables related to YPF and large users accrue interest as stipulated in each individual agreement. The average collection term is generally from 30 to 90 days.

FONINVEMEM I and II: The receivables under FONINVEMEM I and II Agreements are included under “Trade receivables - CAMMESA”. Such receivables are being collected in 120 equal, consecutive monthly installments beginning in February and January 2010, when Thermal Jose de San Martin and Thermal Manuel Belgrano plants, commenced operations, respectively. Since those dates, CAMMESA has made all payments of principal and interest in accordance with the above-mentioned contractual agreements.

During the years ended December 31, 2018, 2017 and 2016 collections of these receivables amounted to 654,070, 573,107 and 607,885, respectively.

The FONINVEMEM I and II receivables are denominated in US dollars and accrue interest at LIBOR plus 1% and 2%, respectively.

As of December 31, 2018 and 2017 the FONINVEMEN I and II receivables amounted 758,455 and 1,205,752, respectively, which corresponds to USD 20 million and USD 44 million, respectively.

CVO receivables

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”.

As described in Note 1.a), in 2010 the Company approved the “CVO agreement” and as from March 20, 2018, CAMMESA granted the “Commercial Approval”.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company shall collect the CVO receivables converted in US dollars in 120 equal and consecutive installments. The onetime estimated income (before income tax) in relation to the interest and the effect of the adjustment of the CVO receivables to US dollars as of March 20, 2018 reaches approximately ARS 11,017 million and such amount was recognized in the consolidated income statement for the year ended December 31, 2018 under “CVO receivables update”. The exchange difference and interests accrued since the Commercial Approval until December 31, 2018 amounted to approximately ARS 10,120 million and ARS 1,110 million, respectively, and they are disclosed under “Other operating income” in the consolidated income statement for the year ended December 31, 2018.

CVO Credits are nominated in USD and they accrue LIBOR interest at a 5% rate.

After recognizing the update described in the previous paragraph, as at December 31, 2018, CVO Credits amount to 20,235,400, approximately USD 535 million.

The information on the Group’s objectives and credit risk management policies is included in Note 20.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	<90 days	90-180 days	180-270 days	270-360 days	>360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

12-31-2018	27,250,636	25,703,650	507,938	527,390	506,988	101	4,569
12-31-2017	9,575,996	9,516,318	51,742	-	2,771	-	5,165

CENTRAL PUERTO S.A.

14.1.1. Allowance for doubtful accounts

	12-31-2018				12-31-2017
Item	At beginning	Increases	Decreases	At end	At end

Allowance for doubtful accounts - Trade and other receivables	2,585	2,204	(1,086)(1)	3,703	2,585
Total 12-31-2018	2,585	2,204	(1,086)	3,703
Total 12-31-2017	3,226	-	(641)(1)		2,585

(1) Income (loss) on net monetary position.

14.2.
Trade and other payables

	12-31-2018	12-31-2017
	ARS 000	ARS 000
Current:
Trade payables	1,702,295	1,485,474
Insurance payable	3,031	2,858
Payables to associates	24,583	13,553
	1,729,909	1,501,885

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 20.

For the terms and conditions of payables to related parties, refer to Note 19.

14.3.
Other loans and borrowings

	12-31-2018	12-31-2017
	ARS 000	ARS 000
Non-current

IFC and IIC loan	5,186,970	-
Derivative financial liabilities not designated as hedging instrument - Interest rate swap	17,060	-
Borrowings from Banco de Galicia y Buenos Aires S.A.	-	2,183,278
	5,204,030	2,183,278

	12-31-2018	12-31-2017
	ARS 000	ARS 000
Current

IFC and IIC loan	448,689	-
Borrowings from Banco de Galicia y Buenos Aires S.A.	215,584	746,158
Bank overdrafts	8,395	345
	672,668	746,503

CENTRAL PUERTO S.A.

14.3.1. Loans from the IIC-IFC Facility

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000,respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

As of the date of these financial statements, the loans disbursements have been fully received by the Group.

In accordance with the terms of the agreement subscribed by CP La Castellana, USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25% and the loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue an interest rate equal to LIBOR plus 5.25%, and the rest at LIBOR plus 4% and the loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to the Guarantee and Sponsor Support Agreement, among other customary covenants for this type of facilities, we committed, until each project completion date, to maintain (i) a leverage ratio of (a) until (and including) December 31, 2018, not more than 4.00:1.00; and (b) thereafter, not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, our subsidiary, CPR, and we, upon certain conditions, agreed to make certain equity contributions to CP La Castellana and CP Achiras.

As of December 31, 2018, the Group has met the requirements described in (i) and (ii) above.

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana and CP Achiras as follows: (i) until each project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of the CP La Castellana and CP Achiras; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras. In addition, (ii) after each project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP La Castellana, CP Achiras and CP Renovables; and (y) control of each of CP La Castellana, CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana and CP Achiras. As of December 31, 2018, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at December 31, 2018, there are trade receivables with specific assignment for the amount of 404,424.

14.3.2.
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

During 2018 CP La Castellana and CP Achiras have partially prepaid the outstanding principal of these loans in the amount of 248,196 and 120,026, respectively.

CENTRAL PUERTO S.A.

Loans for wind turbines acquisition

In November and December 2017, CP La Castellana and CP Achiras entered into short-term bridge loans from Banco Galicia y Buenos Aires S.A. for a total amount of USD 50.5 million and USD 27 million, respectively, for the acquisition of wind turbines. These loans accrued interest at a 3.6% annual rate.

As of December 31, 2017, CP La Castellana had entered into the loan described in Note 14.3.1, which in their Framework Agreement established the long-term refinancing of the loans taken by this Company from Banco Galicia y Buenos Aires S.A for the acquisition of wind turbines. As a consequence, as at December 31, 2017, the aforementioned loans were classified as non-current liabilities as the Group had the possibility to refinance them in a period longer than one-year as from such date.

In addition, on January 15, 2018, CP Achiras entered into a short-term loan from Banco Galicia y Buenos Aires S.A. for a total amount of USD 7.0 million for the acquisition of wind turbines. This loan accrued interest at a 3.1% annual rate.

On January 9, 2018 and April 9 and 10, 2018, CP La Castellana and CP Achiras, respectively, completely cancelled the loans obtained with the funds received from the loans described in the Note 14.3.1.

14.3.3.
Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines (with a power of 89 MW), equipment and related services relating to the Luján de Cuyo project described in Note 22.7.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15% and it is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

14.3.4.
Others

On December 31, 2016, the Company prepaid in cash all of its outstanding 9% Corporate bonds - Class I 2007 for USD 51.6 million at a redemption value equivalent to the nominal value of outstanding securities plus accrued and unpaid interest. The original due date of such corporate bonds was in July 2017.

On May 31 and June 30, 2016, the Company entered into two financial loans with Banco de Galicia y Buenos Aires S.A. for USD 50.3 million and USD 11 million, respectively. The loans accrued interest at a nominal annual interest rate of 4.3% and should be repaid one year from the date of disbursement. Consequently, both loans were paid in full in 2017.

14.3.5.
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

The information on the Group’s objectives and financial risk management policies is included in Note 20.

14.4.
Borrowings from CAMMESA

	12-31-2018	12-31-2017
	ARS 000	ARS 000
Non-current:
CAMMESA loans	1,004,304	1,558,485
Current:
CAMMESA loans	742,575	1,403,269
CAMMESA prepayments	1,070,335	1,185,014
	1,812,910	2,588,283

CENTRAL PUERTO S.A.

On October 23, 2002, former Secretariat of Energy issued Resolution No. 146/2002 (“Resolution 146”), which specifies a funding mechanism for the generators based upon the performance of major maintenance to their existing facilities.

Under Resolution 146, the Group entered into several loan agreements with CAMMESA.

Such loans accrue interest at a rate equivalent to the one received by CAMMESA on its own cash investments and shall be repaid in 48 monthly installments beginning on the completion date of the relevant major maintenance. The Group has the option to repay the loans, through cash or net settlement of receivables from CAMMESA related with remuneration for non-recurring maintenance created by Resolution 529, Article 2.

The table below summarizes the maturity of the Group’s borrowings from CAMMESA:

	To due
Total	2019	2020	2021	2022
ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

2,817,214	1,812,910	405,904	303,544	294,856

During the years ended December 31, 2017 and 2016, the Group received loans from CAMMESA amounting to 693,257 and 1,536,543, respectively.

During the year ended December 31, 2015, the Group received prepayments from CAMMESA amounting to 1,185,014 for purchasing a gas turbine with capacity of 373MW. The mentioned acquisition was previously approved by CAMMESA. These prepayments accrue interest at an equivalent rate to the one received by CAMMESA on its own cash investments and the repayment schedule has not yet been established as of the date of these consolidated financial statements.

The information on the Group’s objectives and financial risk management policies is included in Note 20.

14.5.
Changes in liabilities arising from financing activities

	01-01-2018	Payments	Non-cash transactions	Disbursements	Other	12-31-2018
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Non-current liabilities
Other loans and borrowings	2,183,278	(965,441)	(1,549,281)	3,939,500	1,595,974	5,204,030
Borrowings from CAMMESA	1,558,485	-	(502,927)	-	(51,254)	1,004,304

Current liabilities
Other loans and borrowings	746,503	(1,129,668)	(568,593)	435,478	1,188,948	672,668
Borrowings from CAMMESA	2,588,283	-	(1,292,223)	-	516,850	1,812,910

	01-01-2017	Payments	Non-cash transactions	Disbursements	Other	12-31-2017
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Non-current liabilities
Other loans and borrowings	-	-	(62,440)	2,122,845	122,873	2,183,278
Borrowings from CAMMESA	2,367,279	-	(898,276)	1,023,563	(934,081)	1,558,485

Current liabilities
Other loans and borrowings	2,382,748	(2,319,705)	(161,466)	717,989	126,937	746,503
Borrowings from CAMMESA	1,930,482	-	(1,154,596)	-	1,812,397	2,588,283

CENTRAL PUERTO S.A.

The “Non-cash transactions” column includes: i) the effect to cancel borrowings from CAMMESA under Resolution 146 with trade receivables from CAMMESA related with remuneration from non-recurring maintenance and ii) the income (loss) for exposure to change in purchasing power of currency (Income (loss) on net monetary position), which amounted to 2,861,799 and 1,444,422 as of December 31, 2018 and 2017, respectively. The “Other” column includes the effect of reclassification of non-current portion to current due to the passage of time, the foreign exchange movement and the effect of accrued but not yet paid interest. The Group classifies interest paid as cash flows from financing activities.

14.6.
Quantitative and qualitative information on fair values

Information on the fair value of financial assets and liabilities by category

The following tables is a comparison by category of the carrying amounts and the relevant fair values of financial assets and liabilities.

	Carrying amount		Fair value
	12-31-2018	12-31-2017	12-31-2018	12-31-2017
	ARS 000	ARS 000	ARS 000	ARS 000
Financial assets
Trade and other receivables	27,250,636	9,575,996	27,250,636	9,575,996
Other financial assets	1,964,630	1,639,941	1,964,630	1,639,941
Cash and cash equivalents	229,948	130,863	229,948	130,863
Total	29,445,214	11,346,800	29,445,214	11,346,800

	Carrying amount		Fair value
	12-31-2018	12-31-2017	12-31-2018	12-31-2017
	ARS 000	ARS 000	ARS 000	ARS 000
Financial liabilities
Borrowings from CAMMESA	2,817,214	4,146,768	2,817,214	4,146,768
Other loans and borrowings	5,876,698	2,929,781	5,876,698	2,929,781
Total	8,693,912	7,076,549	8,693,912	7,076,549

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

CENTRAL PUERTO S.A.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, as described in Note 2.2.2, the Company’s financial assets, that were measured at fair value on recurring basis as of December 31, 2018 and 2017:

	Fair value measurement using:
12-31-2018	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	1,964,630	1,964,630	-	-
Total financial assets measured at fair value	1,964,630	1,964,630	-	-

	Fair value measurement using:
12-31-2017	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	821,113	821,113	-	-
Argentine Central Bank bills	597,330	597,330	-	-

Financial assets at fair value through other comprehensive income:
Mutual funds	221,498	221,498	-	-
Total financial assets measured at fair value	1,639,941	1,639,941	-	-

There were no transfers between Levels.

14.7.
Derivative financial instruments

The gain on foreign currency forward contracts for the year ended December 31, 2016 amounts to 348,690 and is disclosed net in financial expenses as net foreign exchange differences. Moreover, the amount of 818,250 have been received as cash settlement of these contracts during the year ended December 31, 2016.

The information on the Group’s objectives and financial risk management policies is included in Note 20.

14.8. Other financial assets

	12-31-2018	12-31-2017
	Book value	Book value
	ARS 000	ARS 000
Financial assets at fair value through other comprehensive income

Mutual funds	-	221,498
	-	221,498
Financial assets at fair value through profit or loss

Argentina Central Bank bills	-	597,330
Mutual funds	1,964,630	821,113
	1,964,630	1,418,443
	1,964,630	1,639,941

The information on the objectives and financial risk management policies is included in Note 20.

CENTRAL PUERTO S.A.

14.9. Financial assets and liabilities in foreign currency

	12-31-2018				12-31-2017
Account	Currency and amount (in thousands)		Effective exchange rate (1)	Bookvalue	Currency and amount (in thousands)		Bookvalue
				ARS 000			ARS 000
NON-CURRENT ASSETS

Trade and other receivables	USD	421,112	37.8080(2)	15,921,517	USD	24,648	675,025
				15,921,517			675,025
CURRENT ASSETS

Cash and cash equivalents	USD	4,720	37.5000	177,000	USD	4,313	118,119
	EUR	1	42.8400	43	EUR	1	32

Trade and other receivables	USD	138,051	37.8080	5,219,427	USD	9,609	263,159
	USD	3,381	37.5000(2)	126,788	USD	19,932	545,871
				5,523,258			927,181
				21,444,775			1,602,206
NON-CURRENT LIABILITIES

Other loans and borrowings	USD	140,581	37.7000	5,299,904	USD	50,690	1,395,720
				5,299,904			1,395,720
CURRENT LIABILITIES

Other loans and borrowings	USD	12,124	37.7000	457,075	USD	27,099	746,155
Trade and other payables	USD	14,686	37.7000	553,662	USD	31,243	860,258
	EUR	465	43.1627	20,071	EUR	136	4,508
				1,030,808			1,610,921
				6,330,712			3,006,641

USD: US dollar.
EUR: Euro.

(1)
At the exchange rate prevailing as of December 31, 2018 as per Banco de la Nación Argentina.
(2)
At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of December 31, 2018 as per the Argentine Central Bank.

15. Non-financial assets and liabilities

15.1. Other non-financial assets

	12-31-2018	12-31-2017
	ARS 000	ARS 000

Non-current:
Tax credits	218,636	12,126
Prepayments to vendors	4,319	6,656
	222,955	18,782

Current:
Upfront payments of inventories purchases	56,745	61,415
Prepayment insurance	188,823	128,855
Tax credits	234,609	495,389
Other	14,953	9,654
	495,130	695,313

CENTRAL PUERTO S.A.

15.2. Other non-financial liabilities

	12-31-2018	12-31-2017
	ARS 000	ARS 000

Non-current:
VAT payable	1,879,420	662,505
Tax on bank account transactions payable	79,463	29,504
	1,958,883	692,009

Current:
VAT payable	1,324,577	840,110
Turnover tax payable	6,380	9,353
Income tax withholdings payable	36,028	38,849
Concession fees and royalties	27,410	25,250
Tax on bank account transactions payable	72,996	58,404
Other	193,553	2,005
	1,660,944	973,971

15.3. Compensation and employee benefits liabilities

	12-31-2018	12-31-2017
	ARS 000	ARS 000

Non-current:
Employee long-term benefits	148,470	166,983

The following tables summarize the components of net benefit expense recognized in the consolidated statement of income as long-term employee benefit plans and the changes in the long-term employee benefit liabilities recognized in the consolidated statement of financial position.

	12-31-2018	12-31-2017
	ARS 000	ARS 000
Benefit plan expenses
Cost of interest	22,258	33,883
Cost of service for the current year	9,565	10,275
Past service cost	(3,624)	5,336
Expense recognized during the year	28,199	49,494

Defined benefit obligation at beginning of year	166,983	129,493
Cost of interest	22,258	30,793
Cost of service for the current year	9,564	9,358
Past service cost	(3,624)	4,852
Actuarial (gains) losses	(20,551)	25,661
Benefits paid	(26,160)	(25,755)
Discontinued operations	-	(7,419)
Defined benefit obligation at end of year	148,470	166,983

CENTRAL PUERTO S.A.

The main key assumptions used to determine the obligations as of year-end are as follows:

Main key assumptions used	2018	2017

Discount rate	5.50%	5.50%

Increase in the real annual salary	2.00%	2.00%

Turn over of participants	0.73%	0.73%

A one percentage point change in the discount rate applied would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2018 year-end	(10,563)	13,193
Effect on the benefit obligation as of the 2017 year-end	(13,016)	14,928

A one percentage point change in the annual salary assumed would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2018 year-end	12,170	(11,205)
Effect on the benefit obligation as of the 2017 year-end	13,635	(12,120)

As of December 31, 2018 and 2017, the Group had no assets in connection with employee benefit plans.

	12-31-2018	12-31-2017
	ARS 000	ARS 000
Current:
Vacation and statutory bonus	150,947	175,988
Contributions payable	63,825	73,990
Bonus accrual	173,278	213,227
Other	3,118	13,931
	391,168	477,136

16. Cash and cash equivalents

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flow, cash and short-term deposits comprise the following items:

	12-31-2018	12-31-2017
	ARS 000	ARS 000

Cash at banks and on hand	229,948	130,863

Bank balances accrue interest at variable rates based on the bank deposits daily rates. Short-term deposits are made for terms that vary between one day and three months, depending on the Group’s immediate needs and they accrue interest at the respective fixed short-term deposit rates.

CENTRAL PUERTO S.A.

17.
Equity reserves and dividends paid

Pursuant to the Argentine Companies Act (Ley General de Sociedades) and the bylaws, 5% of the income for the year must be allocated to the legal reserve until such reserve reaches 20% of the capital stock.

On April 29, 2016, the Shareholders’ Meeting of the Company approved the increase of the legal reserve in the amount of 154,065 and the allocation of the remaining unallocated results as of December 31, 2015 to increase the voluntary reserve by 2,927,218 in order to improve the solvency of the Company.

On October 21, 2016, the Shareholders’ Meeting of the Company approved the distribution of dividends in cash amounting to ARS 7.4 per share which were paid on November 7, 2016.

On December 16, 2016, the Shareholders’ Meeting of the Company approved the reversal of the voluntary reserve for 2,440,956, the capitalization of the reversed funds through the payment of a dividend in shares, the increase of the Company’s capital stock and the issue and distribution of 2,440,956 non-endorsable registered shares (fully paid-in). On February 8, 2017, the new shares of the Company were issued.

On April 28, 2017, the Shareholders’ Meeting of the Company approved the increase of the legal reserve in the amount of 162,480 and the allocation of the remaining unallocated results as of December 31, 2016 to increase the voluntary reserve by 3,074,975 in order to improve the solvency of the Company.

On August 15, 2017, the Shareholders’ Meeting of the Company approved the distribution of dividends in cash amounting to ARS 0.85 per share which were paid on August 30, 2017.

On April 27, 2018, the Shareholders’ Meeting of the Company approved the increase of the legal reserve in the amount of 220,913 and approved the distribution of dividends in cash amounting to ARS 0.70 per share, which were paid on May 11, 2018, allocating the remaining unallocated results as of December 31, 2017 to increase the voluntary reserve by 3,386,408 in order to improve the solvency of the Company.

As described in Note 2.1.2, the Company, subject to the Annual General Meeting’s approval, absorbed all cumulative negative unappropriated retaining earnings existing as at January 1, 2017 which were a consequence of the inflation adjustment. Such negative results were absorbed with the balances of the accounts Voluntary Reserve, Special Reserve RG CNV 609, Special Reserve Resolution IGJ 7/05, Legal Reserve, Premiums, and with part of the balance of the account Adjustment to Capital Stock.

18.
Provisions and contingent liabilities

	2018					2017
Item	At beginning	Increases	Transfers	Decreases	At end	At end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Provisions

Current
Provision for lawsuits and claims	610,476	106,263	-	(179,240)(2)	537,499	610,476
12-31-2018	610,476	106,263	-	(179,240)	537,499
12-31-2017	859,893	102,204	(193,463)(1)	(158,158)(2)		610,476

(1)
Transferred to liabilities associated with the assets held for sale (Note 21).
(2)
Income (loss) for exposure to change in purchasing power of currency for the year.

CENTRAL PUERTO S.A.

19.
Information on related parties

The following table provides the transactions performed for the years ended December 31, 2018, 2017 and 2016, and the accounts payable to/receivable from related parties as of December 31, 2018 and 2017:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:
Termoeléctrica José de San Martín S.A.	12-31-2018	222	-	837	-
	12-31-2017	266	-	28	-
	12-31-2016	180	-	19	-

Distribuidora de Gas Cuyana S.A.	12-31-2018	-	235,319	-	24,583
	12-31-2017	-	69,088	-	10,706
	12-31-2016	-	23,019		2,564

Distribuidora de Gas del Centro S.A.	12-31-2018	-	-	-	-
	12-31-2017	-	-	-	-
	12-31-2016	-	92	-	-

Energía Sudamericana S.A.	12-31-2018	-	-	-	-
	12-31-2017	-	-	384	2,847
	12-31-2016	-	-	-	-

Transportadora de Gas del Mercosur S.A.	12-31-2018	7,647	-	24	-
	12-31-2017	4,828	-	25,461	-
	12-31-2016	3,105	-	13,940	-

Related companies:
RMPE Asociados S.A.	12-31-2018	178	159,895	-	-
	12-31-2017	202	142,259	-	-
	12-31-2016	145	65,076	11	-
Total	12-31-2018	8,047	395,214	861	24,583
	12-31-2017	5,296	211,347	25,873	13,553
	12-31-2016	3,430	88,187	13,970	2,564

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the years ended December 31, 2018, 2017 and 2016, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

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

CENTRAL PUERTO S.A.

Under IAS 29, keeping monetary assets causes loss of purchasing power, as long as there is no adjustment mechanism that compensates for such loss of purchasing power. This loss is included in the fiscal year income (loss) under item loss on net monetary position. On the contrary, keeping monetary liabilities causes gain of purchasing power, also included under item loss on net monetary position.

The company’s risk management policy was designed for the purposes of reducing the effect the loss of purchasing power may have. Net monetary positions during most of fiscal years 2018, 2017 and 2016 appeared as assets; hence, the Company seeks to mitigate the risk by implementing adjustment mechanisms through interest and exchange differences. In consequence, during 2018, 2017 and 2016, item loss on net monetary position showed net loss caused by monetary accounts inflation.

Interest rate sensitivity

The following table shows the sensitivity of income before income tax for the year ended December 31, 2018, to a reasonably possible change in interest rates over the portion of loans and CAMMESA borrowings bearing interest at a variable interest rate, with all other variables held constant:

Increase in percentage	Effect on income before income tax (Loss)
ARS 000

5%	(141,280)

-
Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group is exposed to the foreign currency risk at an ARS/USD ratio, mainly due to its operating activities, the investment projects defined by the Company and the debt related to the bank loan mentioned in Note 14.3. The Company does not use derivative financial instruments to hedge such risk since almost all our income is denominated in foreign currency, which protects us from a devaluation of the peso.

Moreover, as of December 31, 2018, the Company carries receivables, cash and cash equivalents in foreign currency for USD 570,726 thousands, which exceed the liabilities carried in foreign currency for approximately USD 167,902 thousands. The cashflow from such receivables also helps us to mitigate the effects of a potential devaluation of the peso.

Foreign currency sensitivity

The following table shows the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of income before income tax as of December 31, 2018 (due to changes in the fair value of monetary assets and liabilities).

Change in USD rate	Effect on income before income tax (Gain)
ARS 000

10%	973,442

-
Price risk

The Group’s revenues depend on the electric power price in the spot market and the production cost paid by CAMMESA. The Company has no power to set prices in the market where it operates (See Note 1).

CENTRAL PUERTO S.A.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including holdings of government securities.

-
Trade and other receivables

The Finance Department is in charge of managing customer credit risk subject to policies, procedures and controls relating to the Group’s credit risk management. Customer receivables are regularly monitored. Although the Group has received no guarantees, it is entitled to request interruption of electric power flow if customers fail to comply with their credit obligations. In regard to credit concentration, see Note 14.1. The need to book impairment is analyzed at the end of each reporting period on an individual basis for major clients. The allowance recorded as of December 31, 2018, is deemed sufficient to cover the potential impairment in the value of trade receivables.

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

The table below summarizes the maturity profile of the Company’s financial liabilities.

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	ARS 000	ARS 000	ARS 000	ARS 000
12-31-2018
CAMMESA borrowings and other loans and borrowings	8,395	1,822,759	6,862,758	8,693,912
Trade and other payables	1,729,909	-	-	1,729,909
	1,738,304	1,822,759	6,862,758	10,423,821
12-31-2017
CAMMESA borrowings and other loans and borrowings	345	3,948,515	3,127,689	7,076,549
Trade and other payables	1,499,027	2,858	-	1,501,885
	1,499,372	3,951,373	3,127,689	8,578,434

Guarantees

In connection with the concession right agreement described in Note 13, the Group granted a bank security to provide performance assurance of its obligations in the amount of 4,366.

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

CENTRAL PUERTO S.A.

Likewise, the Group entered into various guarantee agreements to provide performance assurance of its obligations arising from the agreements described in Notes 1.a), 14.3.1, 14.3.5, 14.4 and 22.6.

21.
Discontinued operations

As mentioned in Note 22.8, on December 20, 2017 YPF Energía Eléctrica S.A. (“YPF EE”) accepted our offer to sell the La Plata plant. On February 8, 2018, the plant was transferred to YPF EE effective as of January 5, 2018. Consequently, as of December 31, 2017 the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation. The results of La Plata plant for the years ended December 31, 2018, 2017 and 2016 are presented below:

	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Revenues	17,151	3,596,450	3,452,755
Cost of sales	(23,874)	(2,324,579)	(2,134,832)
Gross (loss) income	(6,723)	1,271,871	1,317,923

Administrative and selling expenses	-	(13,948)	(14,022)
Other operating income	469,600	-	-
Other operating expenses	-	(18,146)	59,030
Operating income	462,877	1,239,777	1,362,931

Income (loss) on net monetary position	(134,063)	(57,942)	(63,695)
Finance expense	-	(545)	(28,624)
Income before tax from discontinued operations	328,814	1,181,290	1,270,612
Income tax for the year	(52,637)	(390,016)	(463,623)
Income for the year from discontinued operations	276,177	791,274	806,989

The assets and liabilities of La Plata plant classified as held for sale as of December 31, 2017 are, as follows:		2017
		ARS 000
Assets
Property, plant and equipment		710,343
Inventories		38,523
Assets held for sale		748,866

Liabilities
Deferred income tax liabilities		(152,039)
Compensation and employee benefits liabilities		(6,513)
Provisions		(193,463)
Labilities associated with assets held for sale		(352,015)
Net assets held for sale		396,851

          The net cash flows of La Plata plant operation are, as follows:

	2018	2017	2016
	ARS 000	ARS 000	ARS 000

Operating activities	(6,723)	1,212,104	1,250,057

CENTRAL PUERTO S.A.

Earnings per share:

	2018	2017	2016

- Basic and diluted income per share from discontinued operations	ARS 0.18	ARS 0.53	ARS 0.53

22.
Contracts and contingent liabilities

22.1.
Maintenance and service contracts

The Group entered into long-term service agreements executed with leading global companies in the construction and maintenance of thermal generation plants, such as (i) General Electric, which is in charge of the maintenance of the Puerto Combined Cycle plant, and part of the Mendoza based units, and (ii) Siemens, which is in charge of the maintenance of the combined cycle unit based in Luján de Cuyo plant.

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

As of December 31, 2018, the Company received cash advances from CAMMESA amounting to 1,185,014 for partially funding the mentioned acquisition.

22.5.
Acquisition of two Siemens gas turbines

On May 27, 2016, the Company acquired from Siemens two gas turbines for electric power generation composed by a turbine and a generator with 298MW output power, and the proper ancillary equipment and maintenance and assistance services. This equipment will be used in the cogeneration project called “Terminal 6 San Lorenzo”, which is described in Note 22.7.

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

In November 2017, the Company was awarded a project of wind power generation called “La Genoveva I” with an installed capacity of 86.6 MW. The Company participated on the tender by virtue of its call option on 100% of the shares of Vientos La Genoveva S.A., a special purpose vehicle, through which the aforementioned project will be developed. In this context, the Company assigned the exercise of the call option to its subsidiary CPR and on March 23, 2018, CPR acquired 100% of the shares of Vientos La Genoveva S.A. (currently, Vientos La Genoveva S.A.U.).

In addition, on January 2018 and May 2018, CAMMESA assigned to the Group the priority on power dispatch for the projects “La Castellana II”, “Achiras II” and “La Genoveva II”, with an installed capacity of 15.75 MW, 79.80 MW and 41.8 MW, respectively.

Consequently, CPR exercised the call option on the special purpose vehicle through which La Genoveva II project will be developed, and on June 28, 2018 acquired 100% of the shares of Vientos La Genoveva II S.A. (currently, Vientos La Genoveva II S.A.U.).

On August 6, 2018, CPR transferred to the Company its total shareholding at Vientos La Genoveva S.A.U. (3,740,500 non-endorsable registered common shares at ARS 1 each) and at Vientos La Genoveva II S.A.U. (5,578,543 non-endorsable registered common shares at ARS 1 each), including all the political and economical rights inherent in them.

On December 28, 2018, a decision was made at the Special Shareholders’ Meeting of CPR Energy Solutions S.A.U. (”CPRES”), an special purpose vehicle, subsidiary of CPR, which developed projects La Castellana II and Achiras II; the decision made implied a spin off, by means of which CPRES’s equity would be divided and wind farm project La Castellana II was part of its equity, while 79.8-MW wind farm Project Achiras II was divided from it into two parts: (i) a part consisting on 57-MW wind farm Manque; therefore, a new company named CP MANQUE S.A.U. (“CPM”) was incorporated for this wind farm, and (ii) another part consisting on 22.8-MW wind farm called Los Olivos; therefore, a new company named CP LOS OLIVOS S.A.U. (“CPLO”) was incorporated for this wind farm (hereinafter, the “spinning-off companies”.) As resolved at the Shareholders’ Meeting, the spin off was effective in legal and tax terms as at February 1, 2019, on which date, the spinning-off companies were incorporated with the equity that was divided from CPRES. As from such date, the spinning-off companies commenced their independent activities and all operating, accounting, and tax effects were triggered.

On August 17, 2018, CPSA acquired from Ledesma Renovables S.A., a 12-MW photovoltaic power generation project (extensible in additional 6 MW), located at Santa María, Province of Catamarca.

Acquisition and operation of wind turbines

The Group has entered into agreements with Nordex Windpower S.A. for the operation and maintenance of Achiras and La Castellana wind farms for a 10-year term.

CENTRAL PUERTO S.A.

Moreover, the Group has entered into agreements with Vestas Argentina S.A. for the supply, transport, setup, assembly, commissioning and tests of wind turbines for La Genoveva I, La Genoveva II, La Castellana II, Manque and Los Olivos wind farms. The Group also entered into contracts with Vestas Argentina S.A. for the operation and maintenance of the wind farms for a 5-year term.

Additionally, the Group has also entered into agreements with Constructora Sudamericana S.A. for the execution of the civil works and the medium voltage grid in such wind farms. Also, the Group has entered into agreements with Ventus Energía Renovables S.A. for supervision and inspection tasks on the works in such wind farms.

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

22.8.
Sale of the La Plata plant

On December 20, 2017, YPF EE, an YPF S.A. subsidiary, accepted our offer to sell the La Plata plant, for a total sum of USD 31.5 million, subject to closing customary conditions. On February 8, 2018, after the conditions were met, the plant was transferred to YPF EE effective as of January 5, 2018. Consequently, the Company has booked an income, before income tax, from discontinued operations for 469,600, due to the sale of the mentioned plant.

22.9.
Purchase of natural gas for generation

As accepted under Regulation SGE No. 70/2018 described in Note 1.d), the Company reinstated its activities towards purchasing natural gas as from late November 2018, in order to supply its generation stations. As from December 2018, all natural gas used by the Company was purchased to producers and distributors directly, as well as the transported associated to those consumptions. The Company’s main natural gas providers are YPF, Tecpetrol, Total, Metroenergía and Pluspetrol, among others.

22.10.
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

As of the date of issue of these consolidated financial statements, we do not expect that the Argentine Tax Authorities, or ultimately, the Supreme Court will approve our filed income tax return. Accordingly, as of December 31, 2018 and 2017, the Company keeps recorded a provision for 495,390 and 551,418, respectively, which had been recognized during the year ended December 31, 2014.

CENTRAL PUERTO S.A.

Action for recovery - Income tax refund for fiscal period 2010

In December 2014, the Company, as merging company and continuing company of HPDA, raised a recourse action before fiscal authorities regarding the income tax for the fiscal period 2010 that amounted to 67,383 at historical values (349,524 adjusted for inflation), which was incorrectly entered by HPDA. This recourse action seeks to recover the income tax entered by HPDA in accordance with the lack of application of the inflation- adjustment mechanism established by the Law on Income Tax.

In December 2015, the three-month term stated by Law no. 11,683 elapsed, the Company brought a contentious-administrative claim before the National Court to ask for its right to recourse for an amount of 67,612 at historical values (350,712 adjusted for inflation).

In October 2018, the Company was served notice of the judgment issued by the Federal Contentious- Administrative Court No. 5, which granted the right to recourse. The judgment ordered tax authorities to return the amount of 67,612 (at historical values) to the Company plus the interest stated in the BCRA Communication 14290 and ordered that legal cost must be borne by the defendant. The tax administration appealed the judgment passed by the court and the file is currently under analysis by the Administrative Court of Appeals for the City of Buenos Aires. Given the fact that, as of the fiscal year closing, collection is not virtually certain, the Company maintains the accounting treatment and did not recognize a receivable for such item.

Action for recovery - income tax refund for fiscal years 2009, 2011 and 2012

In December 2015, the Company filed a petition with the Argentine Tax Authorities for the recovery of income tax for the fiscal year 2009, in the amount of approximately 20,395 at historical values (119,117 adjusted for inflation) which had been incorrectly paid by the Company in excess of our income tax liability. By filling such action, we seek to recover the excess income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law.

On April 22, 2016, after the three-month term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Tax Court.

In December 2017, the Company filed a petition with the Argentine Tax Authorities for the recovery of 52,783 at historical values (242,371 adjusted for inflation) paid in excess by the Company for payment of Income Tax for 2011 fiscal period, according to the Company’s estimates. The purpose of such action is to recover the income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law.

In December 2018, the Company, as merging company and continuing company of HPDA, filed a petition with the Argentine Tax Authorities for the recovery of 95,595 at historical values (387,953 adjusted for inflation) paid in excess by the Company and HPDA for payment of Income Tax for 2012 fiscal period, due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law.

As of the date of issuance of these consolidated financial statements, we do not expect that the Argentine Tax Authorities, or ultimately, the Supreme Court will approve our request for recovery of income tax we previously paid. Consequently, no receivable was recognized in relation to this matter.

22.11.
Subsequent event: Thermal Station Brigadier López award

In the context of a local and foreign public tender called by Integración Energética Argentina S.A. (“IEASA”), on February 27, 2019, IEASA informed the Company that it was awarded with the transfer composed of the production unit that is part of Central Termoeléctrica Brigadier López (the “Station”) and of the premises on which the Station is located, including: a) production unit for the Station, which includes, personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used for the Station operation and use; b) IEASA’s contractual position in executed contracts (described hereinbelow); c) permits and authorizations in effect related to the Station operation; and d) CPSA’s responsibility of being in charge of the transferred employees.

CENTRAL PUERTO S.A.

The Station’s current installed power is 280 MW (open-cycle operation.). Closing cycle works are at an advanced stage and will make the Station power rise to 420 MW.

Contractual position of the executed contracts will be transferred to CPSA upon the effective date of the acquisition, which was originally expected to be on April 1, 2019 pursuant to the tender terms (the “Effective Date”.) The following contracts are included: a) turbogas supplying contract with CAMMESA for the supply of electric power (mixed-cycle operation), whose expected termination date is August 30, 2022; b) turbosteam supplying contract with CAMMESA for the supply of electric power, whose term is of ten years as from commencement of commercial operations, which took place in April 2012; c) financial trust agreement signed by IEASA as trustor for the purpose of financing the Station’s open-cycle work, d) gas distribution contracts, e) Station’s maintenance contract, f) spare parts sale contract, g) insurance contract, and h) other contracts.

As regards the trust contract, CPSA will act as trustor as from the Effective Date. Based on the residual value projection informed by IEASA, the estimated balance of the financial debt at the Effective Date will be of USD 161 million (estimated technical value).

In addition, on the Effective Date, CPSA will have to acquire the trust debt securities whose value is equivalent to the difference between: (i) the debt securities residual value as of the Effective Date, and (ii) the cash offer made by CPSA.

The total amount offered by CPSA at the public tender was USD 165,432,500; this amount included USD 155,332,500 in cash, and USD 10,100,000 to be paid as LVFVD.

Pursuant to the terms of the tender, CPSA would be subject to a USD 10 million penalty if it fails to honor its obligations under the terms and conditions of the tender. In this sense, a guarantee for the maintenance of the offer has been provided by CPSA and it expires on May 31, 2019.

As of the date of these financial statements, the acquisition of the Station could not be performed due to the failure to satisfy certain conditions of the IEASA tender, such as proper issuance by CNV of an unconditioned authorization to the terms of the amended version of the financial trust agreement. Also, there is a discrepancy between CPSA and IEASA regarding the fulfillment of certain conditions upon which closing of the acquisition of the Station was subject. Finally, Resolution 1 adversely affected the project´s future cash flows. Considering that as of the original closing date, April 1, 2019, the aforementioned conditions were not fulfilled, an extension of such closing date is necessary. As of the date of these financial statements, CPSA and IEASA failed to agree on such extension.

23.
Tax reform

On December 29, 2017, decree No.1112/2017 was issued, by which the Tax Reform Law No. 27,430 (“Tax Reform Law”) enacted by the Argentine Congress on December 27, 2017, was passed. The Tax Reform Law was published in the Official Gazette the same date it was enacted. The most relevant aspects of this reform are the following:

a)
Reduction of the corporate income tax rate and additional tax on the distribution of dividends

Through the fiscal year ended December 31, 2017, the corporate income tax rate remains at 35% and will be reduced to 30% during the two following fiscal years beginning on or after January 1st, 2018, and to 25% for the fiscal years beginning on January 1st, 2020. This reduction affected the measurement of deferred tax assets and liabilities as at December 31, 2017, as indicated in Note 9.

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

b)
Equalization tax

Pursuant to Law No. 25,053, when dividends are paid exceeding accumulated taxable income as of the year- end immediately preceding the payment date, there is an obligation to withhold, as a single and final payment, 35% on such excess for income tax purpose. This withholding will no longer be applicable for dividends attributable to income accrued during the fiscal years beginning on or after January 1st, 2018.

CENTRAL PUERTO S.A.

c)
Tax losses (NOLs)

Section 19 of the Income Tax Law incorporates in the treatment of NOL deduction the possibility of them being used considering the changes in the domestic wholesale price index published by INDEC (Argentine Statistics and Census Institute), for the period between the closing month of the fiscal year when the payment is made.

d)
Adjustment for inflation

To determine the amount of taxable net profits for fiscal years commencing as from January 1, 2018, the inflation adjustment calculated on the basis of the provisions set forth in Sections 95 to 98 of the income tax law will have to be added to or deducted from the fiscal year’s tax result. This adjustment will only be applicable if the variance percentage of the consumers price index (“IPC”) given by the Argentine Statistics Bureau (“INDEC”), based on the charts prepared by AFIP for that purposes falls into one of the following scenarios (a) the percentage totaled during the 36 months prior to fiscal year closing is higher than 100%, or (b) for the first, second, and third fiscal year as from January 1, 2018, the index variance estimated from the commencement to the closing of the fiscal year is higher than 55% (fifty-five per cent), 30% (thirty per cent,) and 15% (fifteen per cent) for the first, second, and third fiscal year respectively.

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

g)
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