Form 20-F
period 2019-12-31
CENTRAL PUERTO S.A.
filed 2020-04-28
CIK 1717161

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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

Fernando Roberto Bonnet
Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina.
Facsimile: +54 (11) 4317-5900
 Email: inversores@centralpuerto.com

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing 10 common shares of Central Puerto S.A.*	CEPU	New York Stock Exchange*

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

Title of each class	Outstanding at December 31, 2019
Common shares, nominal value Ps.1.00 per share	1,514,022,256

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

Large accelerated filer  ☒             Accelerated filer   ☐             Non-accelerated filer   ☐           Emerging growth company  ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

CERTAIN DEFINITIONS

In this annual report, except where otherwise indicated or where the context otherwise requires:

●
“Argentine Corporate Law” refers to Law No. 19,550, as amended;
●
“Authorized Generators” refers to electricity generators that do not have contracts in the term market in any of its methods;
●
“BYMA” refers to Bolsas y Mercados Argentinos S.A.;
●
“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima. See “Item 4.B, Business Overview— The Argentine Electric Power Sector—General Overview of Legal Framework—CAMMESA;”
●
“CNV” refers to the Comisión Nacional de Valores, the Argentine Securities Commission;
●
“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;
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
●
“CVOSA” refers to Central Vuelta de Obligado S.A.;
●
“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”) and Distribuidora de Gas del Centro (“DGCE”);
●
“Energía Base” refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and, from February 2017 to February 2019, regulated by Resolution SEE No. 19/17, from March 2019 to January 2020, regulated by Resolution No. 1/19 of the Secretary of Renewable Resources and Electric Market of the National Ministry of Economy and since February 2020 regulated by Resolution No. 31/20 of the Secretary of Energy. See “Item 4.B, Business Overview—The Argentine Electric Power Sector;”
●
“Energía Plus” refers to the regulatory framework established under Resolution SE No. 1281/06, as amended. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Energía Plus;”
●
“FONINVEMEM” or “FONI” refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and similar programs, including the CVO Agreement. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—The FONINVEMEM and Similar Programs;”
●
“FONINVEMEM Plants” refers to the plants José de San Martín, Manuel Belgrano and Vuelta de Obligado;
●
“HPDA” refers Hidroeléctrica Piedra del Águila S.A., the corporation that previously owned the Piedra del Águila plant;
●
“IEASA” refers to Integración Energética Argentina S.A.;
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
●
“PPA” refers to Power Purchase Agreements, power capacity and energy supply agreements for a defined period of time or energy quantity;
●
“Resolution SRRyME No. 1/19” refers to the resolution No. 1/19 issued on March 1, 2019 by the Secretary of Renewable Resources and Electric Markey of the National Ministry of Economy by which the Secretary modified the remuneration scheme (for capacity and energy) applicable to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
●
“Resolution 31/20” or “Res. 31/20” refers to the resolution No. 31/20 issued on February 27, 2020 by the Secretary of Energy of the National Ministry of Production Development by which the Secretary modified the remuneration scheme (for capacity and energy) applicable from February 1, 2020, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
●
“SADI” refers to the Argentine Interconnection System;
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We maintain our financial books and records and publish our consolidated financial statements (as defined below) in Argentine pesos, which is our functional currency. This annual report contains our audited consolidated financial statements as of December 31, 2019 and 2018 and for each of the years ended December 31, 2019, 2018, and 2017 (our “audited consolidated financial statements”), which were approved by our board of directors (our “Board of Directors”) on April 22, 2020. Our Board of Directors delegated to our Management the issuance of such financial statements, once the auditor's reports have been issued. The auditor's reports have been issued on April 24,2020.

We prepare our audited consolidated financial statements in Argentine pesos and in conformity with the IFRS as issued by the IASB.

In accordance with IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is the currency of a hyperinflationary economy. To define a hyperinflationary state, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. See “Risks Relating to Argentina—As of July 1st, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries” and “—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected.”

Therefore, our audited consolidated financial statements included herein, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV. Consequently, the financial statements are stated in the current measurement unit as of December 31, 2019. The information included in our audited consolidated financial statements is not comparable to the financial statements previously published by us. For more information, see “Item 5.A. Operating Results—Factors Affecting our Results of Operations—Inflation” and Note 2.1.2 to our audited consolidated financial statements.

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

Solely for the convenience of the reader, we have translated certain amounts included in this annual report from pesos into U.S. dollars, unless otherwise indicated, using the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina for wire transfers (divisas) as of December 31, 2019, of Ps.59.89 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed to represent that the peso amounts have been, or could have been or could be, converted into U.S. dollars at such rates or at any other rate. See “Item 3.A. Selected Financial Data—Exchange Rates.”

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

Market Share and Other Information

The information set forth in this annual report with respect to the market environment, market developments, growth rates and trends in the markets in which we operate is based on information published by the Argentine federal and local governments through the Instituto Nacional de Estadísiticas y Censos (the National Statistics and Census Institute, or “INDEC”), the Ministry of Interior, the Ministry of Energy, the Banco Central de la República Argentina (the Argentine Central Bank, or “Central Bank”) CAMMESA, the Dirección General de Estadística y Censos de la Ciudad de Buenos Aires (General Directorate of Statistics and Census of the City of Buenos Aires) and the Dirección Provincial de Estadística y Censos de la Provincia de San Luis (Provincial Directorate of Statistics and Census of the Province of San Luis), as well as on independent third-party data, statistical information and reports produced by unaffiliated entities, as well as on our own internal estimates. In addition, this annual report contains information from Vaisala, Inc. (“Vaisala - 3 Tier”), a company that develops, manufactures and markets products and services for environmental and industrial measurement.

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
●
the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the new government in Argentina, on the demand for securities of Argentine companies;
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
●
the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures;
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

The selected consolidated financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 has been derived from our audited consolidated financial statements included in this annual report. Prior period amounts have been restated to reflect the La Plata plant operations as discontinued operations in all periods presented. Please see Note 21 to our audited consolidated financial statements for further information on how we have accounted for the La Plata Plant Sale in our audited consolidated financial statements. Our historical results are not necessarily indicative of our future results. Our audited consolidated financial statements have been audited by Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global), an independent registered public accounting firm, whose audit report is included elsewhere in this annual report.

We maintain our financial books and records and publish our audited consolidated financial statements in Argentine pesos, which is our functional currency. We prepare our audited consolidated financial statements in Argentine pesos and in conformity with IFRS as issued by the IASB.

In accordance with IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is the currency of a hyperinflationary economy. To define a hyperinflationary state, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. See “Risks Relating to Argentina—As of July 1st, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries” and “—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected.”

Therefore, our audited consolidated financial statements included herein, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV. Consequently, the financial statements are stated in the current measurement unit as of December 31, 2019. The information included in our audited consolidated financial statements, is not comparable to the financial statements previously published by us. For more information, see “Item 5.A. Operating Results—Factors Affecting our Results of Operations—Inflation” and Note 2.1.2 to our audited consolidated financial statements.

The selected consolidated statement of comprehensive income data for the years ended December 31, 2017 and 2016 and the selected consolidated statement of financial position data as of December 31, 2017 have been restated pursuant to IAS 29 to reflect the effect of hyperinflation in Argentina. As a result of such restatement, the selected financial information included in this annual report differ from previously reported financial information.

The selected consolidated statement of financial position data as of December 31, 2016 and the selected consolidated statement of financial position and statement of comprehensive income as of and for the year ended December 31, 2015 have not been presented as they cannot be provided on a restated basis without unreasonable effort or expense.

Solely for convenience of the reader, Peso amounts as of and for the year ended December 31, 2019 have been translated into U.S. dollars. The rate used to translate such amounts as of December 31, 2019 was Ps. 59.89 to US$1.00, which was the reference exchange rate reported by the Banco de la Nación Argentina for wire transfers (divisas) as of December 30, 2019.

The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed to represent that the Peso amounts have been, or could have been or could be, converted into, U.S. dollars at such rates or any other rate. See “Item 3.A. Selected Financial Data—Exchange Rates.”

Selected Consolidated Statement of Comprehensive Income Data

	Year Ended December 31,
	(in thousands of US$)(1)	(in thousands of Ps.)
	2019	2019	2018	2017	2016
Continuing operations
Revenues	600,447	35,960,784	21,944,761	14,827,241	10,836,014
Cost of sales	(316,525)	(18,956,674)	(9,978,643)	(7,997,976)	(7,661,201)
Gross income	283,922	17,004,110	11,966,118	6,829,265	3,174,813
Administrative and selling expenses	(43,971)	(2,633,405)	(2,137,249)	(1,624,866)	(1,373,148)
Other operating income	306,449	18,353,204	20,341,015	1,430,737	3,575,439
Other operating expenses	(4,521)	(270,755)	(204,414)	(215,578)	(264,518)
Impairment of property, plant and equipment and intangible assets	(73,542)	(4,404,441)	–	–	–
CVO receivables update	–	–	16,947,737	–	–
Operating income	468,337	28,048,713	46,913,207	6,419,558	5,112,586
Loss on net monetary position	(40,604)	(2,431,753)	(6,208,977)	(233,678)	(2,825,326)
Finance income	60,122	3,600,707	3,507,676	2,397,964	1,344,364
Finance expenses	(265,902)	(15,924,867)	(9,692,797)	(1,846,995)	(1,864,368)
Share of the profit of associates	18,589	1,113,297	1,652,445	1,804,460	650,173
Income before income tax from continuing operations	240,543	14,406,097	36,171,554	8,541,309	2,427,429
Income tax for the year	(95,930)	(5,745,242)	(10,159,632)	(1,663,201)	(1,548,195)
Net income for the year from continuing operations	144,613	8,660,855	26,011,922	6,878,108	879,234
Discontinued operations
Income after tax for the year from discontinued operations	-	-	424,850	1,217,236	1,241,411
Net income for the year	144,613	8,660,855	26,436,772	8,095,344	2,120,645
Other comprehensive income, net	(535)	(32,070)	(297,840)	(801,290)	550,583
Total comprehensive income for the year	144,077	8,628,785	26,138,932	7,294,054	2,671,228
Number of Outstanding Shares (basic and diluted)	1,505,170,408	1,505,170,408	1,505,170,408	1,505,170,408	1,505,170,408
Net income per share (basic and diluted)	0.10	5.85	17.91	5.41	1.42
Net income per share from continuing operations (Ps.)	0.10	5.85	17.62	4.60	0.58
Cash dividend per share (Ps.) in nominal terms	0.01	0.71	0.70	0.85	0.925

Dividend declaration date	November 22, 2019	April 27, 2018	August 15, 2017	October 26, 2016
Foreign exchange rate as of the dividend declaration date (2) Ps. per US$)	59.77	20.54	17.07	15.21
Convenience translation of cash dividend per share (US$) in nominal terms (2)	0.011879	0.034080	0.049795	0.060815

(1)
Solely for the convenience of the reader, peso amounts as of December 31, 2019 have been translated into U.S. dollars at the exchange rate as of December 30, 2019 of Ps. 59.89 to US$1.00. See “Exchange Rates” and “Presentation of Financial and Other Information” for further information on recent fluctuations in exchange rates.
(2)
Peso amounts have been translated into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina for wire transfers as of the date of each dividend declaration date.

Selected Consolidated Statement of Financial Position

	As of December 31,
	(in thousands of US$)(1)	(in thousands of Ps.)
	2019	2019	2018	2017	2016
Capital stock	25,280	1,514,022	1,514,022	1,514,022	1,514,022
Equity	987,657	59,150,797	50,655,159	26,199,932	21,038,164
Total Assets	1,983,569	118,795,975	88,084,228	52,839,883	46,763,175

(1)
Solely for the convenience of the reader, peso amounts as of December 31, 2019 have been translated into U.S. dollars at the exchange rate as of December 30, 2019 of Ps.59.89 to US$1.00. See “—Exchange Rates” and “Presentation of Financial and Other Information” for further information on recent fluctuations in exchange rates.

	As of December 31,
	(in thousands of US$)(1)	(in thousands of Ps.)
	2019	2019	2018	2017
Non-current assets
Property, plant and equipment	928,700	55,619,873	34,715,815	26,846,322
Intangible assets	136,010	8,145,647	3,438,508	3,059,116
Investment in associates	57,615	3,450,569	3,074,088	2,815,345
Trade and other receivables (2)	404,895	24,249,144	25,646,335	5,910,324
Other non-financial assets	11,508	689,185	343,163	28,893
Deferred tax asset	-	-	-	4,609
Inventories	2,407	144,169	114,893	109,507
Total non-current assets	1,541,135	92,298,587	67,332,802	38,774,116
Current assets
Inventories	10,980	657,594	339,810	299,418
Other non-financial assets	16,802	1,006,247	761,670	1,069,617
Trade and other receivables(2)	261,161	15,640,947	16,273,973	8,820,661
Other financial assets	128,548	7,698,732	3,022,238	2,522,761
Cash and cash equivalents	24,944	1,493,868	353,735	201,310
Total current assets	442,434	26,497,388	20,751,426	12,913,767
Assets held for sale	-	-	-	1,151,999
Total assets	1,983,569	118,795,975	88,084,228	52,839,882
Equity and liabilities
Equity
Capital stock	25,280	1,514,022	1,514,022	1,514,022
Adjustment to capital stock	307,510	18,416,762	18,416,762	18,416,759
Legal reserve	39,718	2,378,736	589,783	249,947
Voluntary reserve	442,662	26,511,002	6,778,288	1,568,895
Retained earnings	159,285	9,539,556	22,636,866	3,394,024
Accumulated other comprehensive income	974,454	58,360,078	49,935,721	319,970
Non-controlling interests	13,203	790,719	719,438	736,402
Total equity	987,657	59,150,797	50,655,159	26,200,019
Non-current liabilities
Other non-financial liabilities	72,711	4,354,668	3,013,397	1,064,534
Other loans and borrowings	512,394	30,687,277	8,005,484	3,358,589
Borrowings from CAMMESA	-	-	1,544,945	2,397,455
Compensation and employee benefits liabilities	3,828	229,279	228,395	256,874
Previsions	156	9,348	-	-
Deferred income tax liabilities	105,363	6,310,170	7,373,778	5,917,983
Total non-current liabilities	694,452	41,590,742	20,165,999	12,995,435
Current liabilities
Trade and other payables	98,505	5,899,436	2,661,249	2,310,386
Other non-financial liabilities	28,959	1,734,349	2,555,070	1,498,283
Other loans and borrowings	134,011	8,025,892	1,034,781	3,981,618
Borrowings from CAMMESA	-	-	2,788,843	1,148,363
Compensation and employee benefits liabilities	11,667	698,709	601,743	733,990
Income tax payable	27,861	1,668,594	6,794,536	2,491,165
Provisions	458	27,456	826,848	939,110
Total current liabilities	301,460	18,054,436	17,263,070	13,102,915
Liabilities directly associated to the assets held for sale	-	-	-	541,513
Total liabilities	995,912	59,645,178	37,429,069	26,639,863
Total equity and liabilities	1,983,569	118,795,975	88,084,228	52,839,882

(1)
Solely for the convenience of the reader, peso amounts as of December 31, 2019 have been translated into U.S. dollars at the exchange rate as of December 30, 2019 of Ps.59.89 to US$1.00. See “—Exchange Rates” and “Presentation of Financial and Other Information” for further information on recent fluctuations in exchange rates.
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

With the tightening of exchange controls beginning in late 2011, in particular with the introduction of measures that allowed limited access to foreign currency by private sector companies and individuals (such as requiring an authorization of tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local market, increased significantly over the official exchange rate. Most of the foreign exchange restrictions were gradually lifted in since December 2015, and on May 19, 2017, the Central Bank issued Communication “A” 6244, which substantially modified the applicable foreign exchange regulations and eliminated the set of restrictions for accessing the MULC. As a result of the elimination of the limit amount for the purchase of foreign currency without specific allocation or need of prior approval the substantial spread between the official exchange rate and the implicit exchange rate derived from securities transactions has substantially decreased. In addition, by virtue of the 2018 IMF Agreement (see “Item 4. Information of the Company—Recent Political and Economic Developments in Argentina— IMF Agreement”), from October 1, 2018, the Central Bank introduced an exchange rate band. The peso’s exchange rate with the U.S. Dollar was allowed to fluctuate between Ps.34.00 and Ps.44.00 per US$1.00 (range that was adjusted daily at an annual rate of 3% until December 2018, and for the first quarter of 2019, was adjusted daily at an annual rate of 2%) without the Central Bank’s intervention. On April 29, 2019, the Monetary Policy Counsel (Comité de Política Monetaria) of the Central Bank (the “COPOM”) decided to introduce changes to the monetary policy, with an aim to reducing volatility in the foreign exchange market.

After the results in the primary elections in August 2019, the peso devalued almost 30% and the share price of listed companies collapsed 38%. The ‘Country Risks’ peaked to one of the highest levels in Argentine history, placing itself above 2000 points on August 28, 2019. As a consequence of the aforementioned effects, in order to control the currency outflow and restrict exchange rate fluctuations, the Central Bank re-implemented exchange controls, in hopes of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy. For a description of the measures adopted by the Argentine Government and the Central Bank beginning September 1, 2019, see “Item 10.D.—Exchange Controls.”

After several years of moderate variations in the nominal exchange rate, in 2012 the peso depreciated approximately 14% with respect to the U.S. dollar. This was followed in 2013 and 2014 by a depreciation of the peso with respect to the U.S. dollar that exceeded 30%, including a loss of approximately 23% in January 2014. In 2015, the peso depreciated approximately 52% with respect to the U.S. dollar, including, approximately, a 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation during the last quarter of the year, mainly concentrated after December 16, 2015 when certain exchange controls were lifted. In 2017, 2018 and 2019, the peso depreciated approximately 17.36%, 102.16% and 58.86%, respectively, in each case, with respect to the U.S. dollar. The peso depreciated approximately 10.92% from December 31, 2019 through April 24, 2020 ( see “Item 3.D. Risk Factors—Risk Relating to Argentina—Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations”).

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a buying rate for pesos.

	Exchange Rates
	High(1)	Low(1)	Average(1)(2)	Period-end(1)
2015	13.4000	8.5550	9.2653	13.0400
2016	16.0300	13.2000	14.8403	15.8900
2017	19.2000	15.1900	16.5704	18.6490
2018	41.2500	18.4100	28.1762	37.7000
2019	60.4000	36.9000	48.2802	59.8900
October	60.0000	57.6400	58.5403	59.6700
November	59.9500	59.4700	59.7315	59.9400
December	59.9900	59.8150	59.8748	59.8900
2020
January	60.3500	59.8150	60.0114	60.3500
February	62.2100	60.4700	61.3561	62.2100
March	64.4690	62.2590	63.1241	64.4690
April (3)	66.4300	64.5290	65.5290	66.4300

(1)
Pesos to U.S. dollars exchange rate as quoted by the Banco de la Nación Argentina for wire transfers (divisas).
(2)
Average of the exchange rates based on working day’s averages for each month.
(3)
Through April 24, 2020.

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

Risks Relating to Argentina

Substantially all of our revenues are generated in Argentina and thus are highly dependent on economic and political conditions in Argentina

Central Puerto is an Argentine corporation (sociedad anónima). All of our assets and operations are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, social and political conditions prevailing in Argentina, including the level of growth, inflation rates, foreign exchange rates, interest rates and international developments and conditions that may affect Argentina. In the past, some governments increased direct intervention in the Argentine economy, including the implementation of expropriation measures, price controls, exchange controls and changes in laws and regulations affecting foreign trade and investment. These measures had a material adverse effect on private sector entities, including us. It is possible that similar measures could be adopted by the current or future Argentine Government or that economic, social and political developments in Argentina, over which we have no control, could have a material adverse effect on the Argentine economy and, in turn, adversely affect our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations—Argentine Economic Conditions and the impact of COVID-19.”

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

Argentina’s economy contracted during 2019 and the country’s economy remains vulnerable and unstable, as reflected by the following economic conditions:

●
inflation remains high and may continue at similar levels in the future; according to a report published by INDEC, cumulative consumer price inflation from December 2018 to December, 2019 was 53.83%, and inflation during January 2020 and February2020, was 2.3% and 2.0%, respectively;
●
according to the revised calculation of the 2004 Gross Domestic Product (“GDP”) published by the INDEC in March 2017, which forms the basis for the real GDP calculation for every year after 2004, GDP decreased by 2.3% in 2016 (as compared to 2015) and increased by 2.6% in 2015, as compared to a decline of 2.5% in 2014 and growth of 2.4% in 2013. According to the INDEC GDP for 2017 increased by 2.9% while it decreased by 2.5% in 2018. According to preliminary data published by the INDEC on March 25, 2020, GDP for 2019 decreased 2.2%. Argentina’ s GDP performance has depended to a significant extent on high commodity prices which are volatile in the short-term and beyond the control of the Argentine Government and private sector;
●
Argentina’s public debt as a percentage of GDP remains high;
●
the discretionary increase in public expenditures has resulted, and could continue to result, in a fiscal deficit;
●
investment as a percentage of GDP remains low;
●
a significant number of protests or strikes could take place, as has occurred in the past, which could adversely affect various sectors of the Argentine economy;
●
energy or natural gas supply may not be sufficient to supply industrial activity (thereby limiting industrial development) and consumption;
●
unemployment and informal employment remain high, according to INDEC, unemployment rate during the fourth quarter of 2019 was 8.9%; and
●
in the climate created by the above mentioned conditions, demand for foreign currency could grow, generating a capital flight effect as in recent years.

Argentina’s fiscal imbalances, its dependence on foreign revenues to cover its fiscal deficit, and material rigidities that have historically limited the ability of the economy to absorb and adapt to external factors, have added to the severity of the current crisis.

As a result of the Argentine Peso’s increased volatility, the Argentine government and the Central Bank implemented several measures to restore market confidence and stabilize the value of the Peso. Such measures included, among others, a US$55.7 billion stand-by credit agreement (“SBA”) with the International Monetary Fund (“IMF”), from which, as of the date of this annual report, Argentina has drawn the equivalent of US$44 billion, measures intended to control money supply during 2018 and the first half of 2019 that have been since relaxed, an increase of short term interest rates and the sale by the Central Bank of foreign currency reserves.

In addition, in September 2019, in light of the economic instability and the significant devaluation that followed the primary elections as described below, the Argentine government and the Central Bank adopted a series of measures reinstating foreign exchange controls, which apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts, the payment of dividends in foreign currency abroad, payments of goods and services in foreign currencies, payments of imports of goods and services, and the obligation to repatriate and settle for pesos the proceeds from exports of goods and services, among others. Other financial transactions such as derivatives and securities related operations, were also covered by the new foreign exchange regime. Following the change in government, the new administration extended the validity of such measures, which were originally in effect until December 31, 2019, and established further restrictions by means of the recently enacted Solidarity Law (as defined below), including a new tax on certain transactions involving the purchase of foreign currency by both Argentine individuals and entities. Although the official exchange rate has stabilized since the adoption of the foreign exchange controls, we cannot assure you that the official exchange rate will not fluctuate significantly in the future. There can be no assurances regarding future modifications to exchange controls. Exchange controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans.

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
changes in performing contracts;
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

Economic and political developments in Argentina and future policies of the Argentine Government, may affect the economy, as well as the operations of the energy industry, including the operations of Central Puerto

Since assuming office on December 10, 2019, the Fernandez administration has announced and implemented several significant economic and policy reforms (see “Item 4. Information of the Company—Recent Political and Economic Developments in Argentina.”), including those related to public health concerns derived from the COVID-19 pandemic crisis and its scale and duration discussed elsewhere herein which remain uncertain but could impact our earnings, cash flow and financial condition. As of the date of this annual report, the long-term impact of these measures and any future measures taken by the current administration on the Argentine economy as a whole and the energy sector in particular remains uncertain.

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

In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, mandatory amendment of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have sanctioned modifications on rules related to labor matters, requiring companies to assume greater responsibility for the assumption of costs and risks associated with sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, also as a result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes.

We cannot assure you that future economic, regulatory, social and political developments in Argentina will not adversely affect our business, financial condition or results of operations, or cause the decrease of the market value of our securities.

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

During 2016, the City of Buenos Aires CPI inflation rate was 41.05%. During 2017, the INDEC’s CPI inflation rate was recorded at 24.8%. The CPI for 2018 was 47.64%, and it was of 53.83% in 2019. In the past, the Argentine Government has implemented programs to control inflation and monitor prices for essential goods and services, including the freezing of the price of certain supermarket products and price support arrangements agreed between the Argentine Government and private sector companies in several industries and markets. Such programs did not address the structural causes of inflation and generally did not reduce inflation.

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

Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the measures adopted, or that may be adopted in the future, by the Argentine Government to control inflation may have. As of the date of this annual report, since our sales under Energía Base are denominated in Argentine pesos, any further increase in the rate of inflation that is not coupled with a corresponding increase in our tariffs, or a delay in such tariff increase, would decrease our revenues in real terms and adversely affect our results of operations. See “—Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations.” Increased inflation could adversely affect the Argentine economy, which in turn may have an adverse effect on our financial condition and results of operations. See “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Inflation.”

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

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, were originally prohibited pursuant to Law No. 23,928 (the “Law 23,928”). In addition, Decree No. 664/03, issued by the Argentine Government, instructed regulatory authorities, such as the CNV, to accept only financial statements reported in constant currency. However, on December 4, 2018, Law 27,468 (“Law 27,468”) abrogated Decree No. 664/03 and amended Law 23,928 indicating that the prohibition of inflation adjustments no longer applies to financial statements submitted for regulatory purposes. Certain regulatory authorities, such as the CNV, now require that financial statements for periods ended on and after December 31, 2018 should be adjusted for inflation pursuant to IAS 29. As a result, our audited consolidated financial statements included in this annual report, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV.

Accordingly, we have recognized a loss regarding the effect of adjustment by inflation of Ps.2,432 million, Ps.6,209 million and Ps.234 million in our financial statements for the years ended 2019, 2018 and 2017, respectively. See Note 2.1.2 to our financial statements.

Law 27,468 also substituted the wholesale price index (“WPI”) for the CPI as the index to benchmark tax indexation, and modified the standards for triggering the tax indexation procedure. In addition, Law 27,468 provides that during the first three years beginning on January 1, 2018, tax indexation will be required if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. On December 23, 2019, the National Congress enacted Law No. 27,541 Ley de Solidaridad Social y Reactivación Productiva en el Marco de la Emergencia Pública (the “Solidarity Law”), which, among other measures amended the periods which the tax indexation should be allocated. According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019, shall be charged one sixth (1/6) in that fiscal year and the remaining five sixths (5/6), in equal parts, in the next five fiscal years. For 2019, we recorded a net loss of Ps.426 million in our Income Tax line item of our Statement of Income regarding the application of the above-mentioned tax inflation adjustment.

We cannot predict the full future impact that any modifications in the application of the tax indexation procedure and related adjustments will have on our financial statements, or the effects on our effective tax rate or on our business, results of operations and financial condition.

The credibility of several Argentine economic indices has been called into question, which has led to a lack of confidence in the Argentine economy and could affect your evaluation of the market value of the ADSs

Between 2007 and 2015, the INDEC, the Argentine Government’s principal statistical agency, underwent institutional and methodological reforms that gave rise to controversy regarding the reliability of the information that it produced. Reports published by the IMF had stated that their staff used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC between 2007 and 2015. The IMF also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and GDP data.

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

On February 27, 2020, the Secretariat of Energy issued Resolution 31/20, which replaces the regulatory framework for Energía Base applicable from February 1, 2020. This Resolution established that prices are set in Argentine pesos, and adjusted monthly with the following formula: (i) 60% of the CPI, plus (ii) 40% of the WPI. However, on April 8, 2020, Central Puerto learned that the Secretary of Energy may have instructed CAMMESA to postpone until further notice the application of Annex VI of Res.31/20, related to the price update mechanism described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme” (“Annex VI”). Accordingly, CAMMESA did not apply the price update mechanism for the March 2020 monthly payments under Energy Base. The Company is evaluating the effects that the non-application of the aforementioned Annex VI would have, as well as the steps to be followed in this regard.

Any delay on the application of the price update mechanism described above or deficiency in quality of official data for the CPI and WPI indexes, that significantly underestimates the real inflation in the country, may imply a reduction in our revenues under Energía Base, which may grow less than our costs, affecting our results from operations.

Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations

The depreciation of the peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to inflation, significantly reduce real wages and jeopardize the stability of businesses, such as ours, whose success depends on domestic market demand and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. After several years of moderate variations in the nominal exchange rate, the peso depreciated more than 30% with respect to the U.S. dollar in each of 2013 and 2014. In 2015, the peso depreciated approximately 52% with respect to the U.S. dollar, including a 10% depreciation from January 1, 2015 to September 30, 2015 and a 38% depreciation during the last quarter of the year, mainly concentrated after December 16, 2015 once the Macri administration eliminated exchange controls. In 2016, 2017, 2018 and 2019, the peso depreciated approximately 21.86%, 17.36%, 102.16% and 58.86% respectively, in each case, with respect to the U.S. dollar. The peso depreciated approximately 10.92% from December 30, 2019 through April 24, 2020. On April 24, 2020, the exchange rate was Ps. 66.43 to US$1.00, as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

As a result of the increased volatility of the Argentine peso (see “Item 3.A. Selected Financial Data—Exchange Rates”), the previous Argentine Government announced several measures aimed at restoring market’s confidence and stabilize the value of the Argentine peso. Measures implemented by the previous Argentine Government included, among others, the 2018 IMF Agreement (see “Item 4. Information of the Company—Recent Political and Economic Developments in Argentina— IMF Agreement”), increase of interest rates and sale of the Central Bank’s foreign currency reserves. More recently, and by virtue of the 2018 IMF Agreement, a new regime was established. This regime sets forth a strict control of the local monetary base, in an attempt to reduce the demand for foreign currency. As of October 1, 2018, the Central Bank introduced an exchange rate band. The peso’s exchange rate with the U.S. Dollar was allowed to fluctuate between Ps.34.00 and Ps.44.00 per US$1.00 (range that was adjusted daily at an annual rate of 3% until December 2018, and for the first quarter of 2019, was adjusted daily at an annual rate of 2%) without the Central Bank’s intervention. On April 29, 2019, the Monetary Policy Counsel (Comité de Política Monetaria) of the Central Bank (the “COPOM”) decided to introduce changes to the monetary policy, with an aim to reducing volatility in the foreign exchange market. After the results in the primary elections in August 2019, the peso devalued almost 30% and the share price of listed companies collapsed 38%. The ‘Country Risks’ peaked to one of the highest levels in Argentine history, placing itself above 2000 points on August 28, 2019. As a consequence of the aforementioned effects, in order to control the currency outflow and restrict exchange rate fluctuations, the Central Bank re-implemented exchange controls, in hopes of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy.

Moreover, it is not possible to predict whether the Argentine Government will be able to comply with all the terms of under its credit with the IMF by 2020. The ability of the Argentine Government to stabilize the exchange market, restore economic growth and comply with the terms of the Agreement with the IMF by 2020 is uncertain. The Argentine macroeconomic environment, in which we operate, was affected by the depreciation referred to above, which had an effect on our financial and economic position. If the Peso depreciates further, all of the negative effects on the Argentine economy related to such depreciation could recur, with adverse consequences to our business, financial condition and results of operations. In addition, we cannot predict whether the Argentine Government will be able to comply with all terms of the 2018 IMF Agreement. The ability of the Argentine Government to stabilize the foreign exchange market, restore economic growth and meet the terms of the 2018 IMF Agreement, is uncertain.

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

Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations

Previous administrations increased state intervention in the Argentine economy, including through expropriation and nationalization measures, price controls and pervasive exchange controls.

In 2008, the national administration absorbed and replaced the former private pension system for a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or the “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or the “ANSES”). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments that previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since acquiring equity interests in privately owned companies, through the process of replacing the pension system, the ANSES is entitled to designate representatives of the Argentine Government to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Executive branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Economy and are subject to a mandatory information-sharing regime, under which, among other obligations, the representatives must immediately inform the Ministry of Economy of the agenda for each board of directors’ meeting and provide related documentation.

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

In the future, the Argentine government could re-introduce regulations that result in an increased government intervention. It is widely reported by private sector economists that expropriations, price controls, exchange controls and other direct involvement by previous governments in the economy had an adverse impact on the level of investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries. Further actions taken by the Argentine Government concerning the economy, including decisions with respect to interest rates, taxes, price controls, salary increases, provision of additional employee benefits and foreign exchange controls could continue to have a material adverse effect on Argentina’s economic growth and in turn affect our financial condition and results of operations. Moreover, any additional Argentine Government policies established to preempt, or in response to, social unrest could adversely and materially affect the economy, and therefore our business, results of operations and financial condition.

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

Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. In August 2012, the Argentine Government established a 25% increase in minimum monthly salary to Ps.2,875, effective as of February 2013. The Argentine Government increased the minimum salary to Ps.3,300 in August 2013, to Ps.3,600 in January 2014, to Ps.4,400 in September 2014 and to Ps.5,588 in August 2015. It further decreed an increase of the minimum salary to Ps.6,060 in January 2016, to Ps.6,810 in June 2016, to Ps.7,560 in September 2016 and to Ps.8,060 in January 2017. In June 2017, the Ministry of Labor raised the minimum salary to Ps.10,000, effective in three tranches: Ps.8,860 as of July 2017, Ps.9,500 as of January 2018, and Ps.10,000 as of July 2018. In August 2018, the Ministry of Labor raised the minimum salary to Ps. 10,700 as of September 2018, Ps. 11,300 as of December 2018, and Ps. 12,500 as of March 2019. In August 2019, the Ministry of Production and Labor raised the minimum salary to Ps. 14,125 as of August 2019, Ps. 15,625 as of September 2019, and Ps. 16,875 as of October 2019. Due to high levels of inflation, both public and private sector employers are experiencing significant pressure from unions and their employees to further increase salaries. In 2015, the INDEC published the Coeficiente de Variación Salarial (Salary Variation Index, or the “CVS”), an index that shows the evolution of salaries. The Salaries Index showed an increase of approximately 27.30%, 30.41% and 44.30% in registered private sector salaries in 2017, 2018 and 2019, respectively.

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

From 2011 and until December 2015, the Argentine Government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad. Furthermore, under regulations issued since 2012 certain foreign exchange transactions were subject to prior approval by the Federal Administration of Public Income (“AFIP”). Through a combination of foreign exchange and tax regulations, previous administrations significantly curtailed access to the MULC by individuals and private-sector entities. In addition, during the years preceding 2015, the Central Bank exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the import of goods, by means of regulating the amount of foreign currency available to companies to conduct such transactions. The number of exchange controls introduced in the past and in particular after gave rise to an unofficial U.S. dollar trading market, and the peso/U.S. dollar exchange rate in such market substantially differed from the official peso/U.S. dollar exchange rate. See “Exchange Controls.”

Additionally, the level of international reserves deposited with the Central Bank significantly decreased from US$47.4 billion as of November 1, 2011 to US$25.6 billion as of December 31, 2015, resulting in a reduced capacity of the Argentine Government to intervene in the MULC and to provide access to such markets to private sector entities like us. The previous administration announced a program intended to increase the level of international reserves deposited with the Central Bank through the execution of certain agreements with several Argentine and foreign entities. As a result of the measures taken under such program and due to the issuance by the Argentine Government of US$16.5 billion and US$2.75 billion of new debt securities in the international capital markets on April 22, 2016 and July 6, 2016, respectively, the level of international reserves increased to US$38.8 billion as of December 31, 2016. As of December 31, 2019, the level of international reserves of the Central Bank totaled US$44.8 billion.

The previous administration gradually implemented a series of reforms related to the foreign exchange restrictions, including certain currency controls, in order to provide greater flexibility and access to the MULC. On August 8, 2016 the Central Bank issued Communication “A” 6037, which substantially modified the applicable foreign exchange regulations and eliminated the set of restrictions for accessing the MULC. Effective as of July 1, 2017, pursuant to Communication “A” 6244, all regulations that restricted access to the MULC were repealed, leaving in place only the obligation to comply with a reporting regime. Pursuant to Communication “A” 6401, dated December 26, 2017, a new reporting regime was created, pursuant to which the “Survey on the issuance of foreign notes and liabilities by the financial and private non-financial sector,” established by Communication “A” 3602, and the “Survey on direct investments,” established by Communication “A” 4237, were replaced by a unified report on direct investments and debt. Moreover, by virtue of Communication “A” 6443, which came into force as of March 1, 2018, any company from any sector, which usually operates through the Exchange Market can act as an exchange agency by only registering in the exchange operators’ registry. Argentine residents must comply with the reporting regime, even when the funds have not been sold in the MULC and/or there is no expectation to access the MULC in the future in relation to the funds that must be reported.

Since September 2019, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine Government has reinstated foreign exchange restrictions. The new controls apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of dividends in foreign currency abroad, payments of imports of goods and services, and the obligation to repatriate and settle for pesos the proceeds from exports of goods and services, among others. In that regard, the Company has access to the MULC to pay dividends to non-resident shareholders, without the prior consent of the Central Bank subject that the total amount of transfers executed through the exchange market regulated by the Central Bank for payment of dividends to non-resident shareholders may not exceed 30% of the total value of any new capital contributions made in the Company that had been entered and settled through such exchange market. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine pesos that was determined by the shareholders' meeting. For further information, see “Exchange Controls.”

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

Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth, and may negatively impact our financial condition or cash flows

After Argentina’s default on certain debt payments in 2001, the government successfully restructured 92% of the debt through two debt exchange offers in 2005 and 2010. Nevertheless, holdout creditors filed numerous lawsuits against Argentina in several jurisdictions, including the United States, Italy, Germany and Japan, asserting that Argentina failed to make timely payments of interest and/or principal on their bonds, and seeking judgments for the face value of and/or accrued interest on those bonds. Judgments were issued in numerous proceedings in the United States, Germany and Japan. Although creditors with favorable judgments did not succeed, with a few minor exceptions, in enforcing on those judgments, as a result of decisions adopted by the New York courts in support of those creditors in 2014, Argentina was enjoined from making payments on its bonds issued in the 2005 and 2010 exchange offers unless it satisfied amounts due to the holders of defaulted bonds. The Argentine government took a number of steps intended to continue servicing the bonds issued in the 2005 and 2010 exchange offers, which had limited success. Holdout creditors continued to litigate and succeeded in preventing the Argentine government from regaining market access.

Between February and April 2016, the Argentine government entered into agreements in principle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, which resulted in the settlement of substantially all remaining disputes and closure to 15 years of litigation. On April 22, 2016, Argentina issued bonds for US$16.5 billion, and applied US$9.3 billion of the proceeds to satisfy payments under the settlement agreements reached with holders of defaulted debt. Since then, substantially all of the remaining claims under defaulted bonds have been settled.

As of the date of this annual report, although litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, the size of the claims involved has decreased significantly.

In addition, since 2001 foreign shareholders of some Argentine companies initiated claims for substantial amounts before the International Centre for Settlement of Investment Disputes (“ICSID”) against Argentina, pursuant to the arbitration rules of the United Nations Commission on International Trade Law. Claimants allege that certain measures of the Argentine government issued during the economic crisis of 2001 and 2002 were inconsistent with the norms or standards set forth in several bilateral investment treaties by which Argentina was bound at the time. To date, several of these disputes have been settled, and a significant number of cases are in process or have been temporarily suspended by the agreement of the parties.

Between 2016 and early 2018, Argentina regained access to the market and incurred approximately in US$96.3 billion of additional debt. However, as a result of various external and internal factors, during the first half of 2018, access to the market became increasingly onerous. On May 8, 2018, the Macri administration announced that the Argentine government would initiate negotiations with the IMF with a view to entering into a stand-by credit facility that would give Argentina access to financing by the IMF. On June 7, 2018, the Argentine government and the IMF staff reached an understanding on the terms of the SBA for disbursements totaling approximately US$50 billion, which was approved by the IMF’s Executive Board on June 20, 2018. The SBA was intended to provide support to the Macri administration’s economic program, helping build confidence, reduce uncertainties and strengthen Argentina’s economic prospects. On June 22, 2018 the Argentine government made a first drawing of approximately US$15 billion under the SBA. Argentina has received disbursements under the SBA for US$44 billion. Notwithstanding the foregoing, the current administration has publicly announced that they will refrain from requesting additional disbursements under the agreement, and instead vowed to renegotiate its terms and conditions in good faith.

Following the execution of the SBA, in August 2018, Argentina faced an unexpected bout of volatility affecting emerging markets generally. In September 2018, the Macri administration discussed with the IMF staff further measures of support in the face of renewed financial volatility and a challenging economic environment. On October 26, 2018, in light of the adjustments to fiscal and monetary policies announced by the Argentine government and the Central Bank, the IMF’s Executive Board allowed the Argentine government to draw the equivalent of US$5.7 billion, bringing total disbursements since June 2018 to approximately US$20.6 billion, approved an augmentation of the SBA increasing total assets to approximately US$57.1 billion for the duration of the program through 2021 and the front loading of the disbursements. Under the revised SBA, IMF resources for Argentina in 2018-19 increased by US$18.9 billion. IMF disbursements for the remainder of 2018 more than doubled compared to the original IMF-supported program, to a total of US$13.4 billion (in addition to the US$15 billion disbursed in June 2018). Disbursements in 2019 were also nearly doubled, to US$22.8 billion, with US$5.9 billion planned for 2020-21.

On August 28, 2019, the Macri administration issued a decree deferring the scheduled payment date for 85% of the amounts due on short-term notes maturing in the fourth quarter of 2019, governed by Argentine law and held by institutional investors. Of the deferred amounts, 30% will be repaid 90 days after the original payment date and the remaining 70% will be repaid 180 days after the original payment date, except for payments under Lecaps due 2020 held domestically, which will be repaid entirely 90 days after the original payment date. Amounts due on short-term notes held by individual investors will be paid as originally scheduled. In December 2019, the Fernández administration further extended payments of a series of short term notes denominated in U.S. dollars until the end of August 2020, which were held by institutional investors.

Moreover, in December 2019, the Fernández administration further extended by decree payments of a series of short term Argentine-law governed treasury notes denominated in U.S. dollars held by institutional investors through August 2020. Additionally, on February 11, 2020, the Argentine government decreed the extension of maturity to September 30, 2020 of a dollar-linked treasury note governed by Argentine law, which had been originally subscribed to a large extent with U.S. dollar remittances, to avoid a payment with Argentine pesos that would have required significant sterilization efforts by the monetary authority. Also in February 2020, the Argentine Congress enacted a law enabling the government to take all necessary steps toward rendering the Argentine sovereign debt governed by foreign law sustainable. Additionally, an IMF team visited Buenos Aires in February, 2020 to discuss the recent macroeconomic developments and learn more about the Argentine authorities’ economic plans and policies. On February 19, 2020 the IMF staff issued a statement concluding that in light of recent developments and the materialization of certain risks to debt sustainability that were considered during the previous Debt Sustainability Analysis (DSA) published in July 2019, the IMF staff assesses Argentina’s debt to be unsustainable. Accordingly, the IMF staff stated that “a definitive debt operation—yielding a meaningful contribution from private creditors—is required to help restore debt sustainability with high probability”.

On April 21, 2020, the Argentine Government announced its offer to exchange external bonds in the aggregate of amount of approximately US$64 billion for new bonds. The Argentine Government did not make the interest payment due on April 22, 2020 with respect to three of its US$-denominated bonds and availed itself of the 30-day grace period provided under the indenture. As of the date of this annual report, there is no certainty on the acceptance the exchange offer will have among the bondholders or whether further negotiations and proposals will be carried out and the consequences of such negotiations.

Without renewed access to the financial market the Argentine government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Likewise, Argentina’s inability to obtain credit in international markets could have a direct impact on the Company’s ability to access those markets to finance its operations and its growth, including the financing of capital investments, which would negatively affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. Any new event of default by the Argentine government could negatively affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

High public expenditures could result in long-lasting adverse consequences for the Argentine economy

In recent years, the Argentine Government has substantially increased public expenditures. In 2016, 2017, and 2018, national public sector expenditures increased by 37.0%, 21.8% and 22.4% year over year, respectively (measured in nominal Argentine pesos) and the government reported a primary fiscal deficit of 4.6%, 3.8% and 2.4% of GDP, according to the Argentine Ministry of Treasury. In 2019, national public sector expenditures increased by 37.2%, and the government reported a primary fiscal deficit of 1.0% of GDP. During recent years, the Argentine Government has resorted to the Central Bank and to the ANSES to alleviate part of its funding requirements. Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures continue to increase at a rate higher than revenues due to, for example, social security benefits, financial assistance to provinces with financial problems and increased spending on public works and subsidies, including subsidies to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets and could in turn result in more limited access to such markets by Argentine companies. Additionally, a further deterioration in fiscal accounts could affect the Argentine Government’s ability to continue subsidies for consumers in the energy sector.

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

The novel coronavirus could have an adverse effect on our business operations and financial conditions

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Several measures have been undertaken by the Argentine government and other governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others. However, the virus continues to spread globally and, as of the date of this annual report, has affected more than 150 countries and territories around the world, including Argentina. To date, the outbreak of the novel coronavirus has caused significant social and market disruption. For example, the Dow Jones declined by about 18.19% between February 11 and April 14, 2020. The long-term effects to the global economy and the Company of epidemics and other public health crises, such as the on-going novel coronavirus, are difficult to assess or predict, and may include a further decline in the market prices of our shares and ADSs, risks to employee health and safety, risks for the deployment of our services, reduction in the demand of energy, and delays or suspensions in the construction of our expansion projects, among others. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development may have a material and adverse effect on our business operations. We may also be affected due to the need to implement policies limiting the efficiency and effectiveness of our operations, including home office policies. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, we cannot predict how the disease will evolve in Argentina, nor anticipate what additional restrictions the Argentine government may impose.

On March 20, 2020 the Argentine Government issued Decree No. 297/2020 establishing a preventive and mandatory social isolation policy (“the Quarantine”) as a public health measure to contain the effects of the COVID-19 outbreak. Such decree established that during the Quarantine, people must remain in their residence beginning midnight on March 20, 2020 and must refrain from going to their workplaces and may not travel along routes, roads or public spaces. Since the adoption of the Quarantine, the Argentine Government has extended it three times, and as of the date of this annual report it has been extended until May 11, 2020 with some additional excluded activities. We cannot exclude any further extensions or even the restoration of excluded activities after it is lifted.

The Quarantine is expected to have a deep impact in the Argentine economy, including drastic reduction in the demand and supply of goods and services, increase in the unemployment rate and poverty levels, businesses bankruptcies, disruption in the payment chain, among many others. Although the Argentine government has adopted measures intended to alleviate the situation (see “Item 4––Recent Developments- Measures Designed to Address the Covid-19 Outbreak”), such measures are expected to significantly increase the governments’ fiscal deficit. If that increase in the deficit is financed with monetary emission, it is highly possible that it will lead to an increase in the rate of inflation and disruptions in the foreign exchange markets.

Pursuant to Decree 297/2020, the electricity generation activity was considered an essential service and thus, exempt from the work attendance and travel restrictions. Although our operations personnel was allowed to continue their activities under certain health and sanitary precautions, the rest of our staff continued working remotely. As of the date of this annual report, these restrictions remain in effect.

Initially, the construction of energy infrastructure, including our ongoing expansion projects, was not included as an exemption to the Quarantine. On April 7, 2020, the construction of private sector energy infrastructure was included as an essential activity, and consequently, after taking the necessary precautions, the construction resumed on April 9, 2020 for La Genoveva I, and on April 27, 2020 for Terminal 6-San Lorenzo.

As additional measures to contain the expansion of COVID-19, international travel (except for certain specific repatriation flights) was suspended.

We have identified the following items where this crisis has and may have an impact in the Company:

Operations – Power generation

●
Reduction in the electric energy dispatched. Due to the Quarantine, most of the businesses in Argentina, especially in the industrial sector, have not been able to continue operating normally. According to information from CAMMESA, during the first week of April, the total electric energy demand declined by 13.4%, compared to the same week of the prior year. This reduction is likely to have an impact on the Company’s thermal energy generation department, in particular our units with higher heat rate (less efficient) under the Energía Base Regulatory framework.

●
Increased delays in payments and/or risk of uncollectability from our private clients. Despite the fact that CAMMESA is paying its obligations, the reduced economic activity due to the Quarantine may also affect the cash flows of CAMMESA and of our private clients and increase the delays in their payments and the risk of uncollectabilty of private clients. (See “Item 3.D Risk Factors—Risks Relating to Argentina—We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector”).

●
Greater dependency of CAMMESA on subsidies from the Argentine government. CAMMESA’s cash flows depend on (i) payments from electric energy distribution companies, and (ii) subsidies from the Argentine government. Due to the Law 27,132, tariffs that eligible end users pay to some public utilities under federal jurisdiction, including electric energy distribution companies, were frozen for 180 days until June 30, 2019 (See Item 4. Information of the Company- Recent Political and Economic Developments in Argentina). Furthermore, the Argentine government established a 180-day period, beginning on March 1, 2020, in which the suspension of the electric energy distribution service is not permitted, upon the beneficiary’s failure to pay less than three consecutive invoices, from March 1, 2020. As a consequence, electric energy distribution companies may see a reduction in their collections from clients, which may reduce their payments to CAMMESA, which in turn, may increase CAMMESA’s dependency on subsidies received from the Argentine government to pay for electric energy generation, including payments to electric energy generation companies, such as Central Puerto.

●
Personnel safeguard. We have set a protocol with multiple measures to protect the health of all our personnel. Some of those measures include: a) the isolation of the teams that operate our different units, preventing contact between different teams; b) the avoidance of contact between personnel from different shifts; c) the use of extra protection, and additional sanitary measures; d) using virtual meetings; e) identify key personnel in order to have the necessary back-up teams should a contingency arise and keeping all non-essential personnel for the operation and maintenance of the units working remotely. Although these measures have been effective for the safeguard of our personnel, as of the date of this annual report, we cannot assure you that none of our employees (including key personnel) will be affected by COVID-19.

●
Lack of necessary supplies/equipment, or delays in supplies. The Quarantine may also affect the provision of essential supplies. Although the provision of the necessary supplies is also considered an essential activity under the enacted emergency framework and we usually keep a stock of spare parts, we cannot assure you that the provision of the necessary supplies will not be affected. Furthermore, measures taken by foreign countries in which some of our supplies and spare parts for our units are produced, may also affect our stock of spare parts. Any delay in the provision of essential equipment or supplies may affect our operations.

Projects under construction/development

The COVID-19 outbreak has had an impact on the projects currently under construction. On February 21, 2020, Vestas Argentina S.A. (“Vestas”) the supplier of the wind turbines of the La Genoveva I wind project, notified the Company that the COVID-19 outbreak affected its manufacturing activities worldwide, causing delays on the supply chain for the delivery of certain Chinese-origin manufacturing components required for the completion of the wind turbines. In its communication, Vestas did not specify the specific impact this situation may have on the agreed upon schedule. However, we reasonably expect delays on the project’s completion. We sent a notice to CAMMESA with the updates received from Vestas in accordance with the force majeure clauses of the PPA to avoid potential penalties should the project suffer unexpected and unforeseen delays. On April 7, 2020, CAMMESA acknowledged receipt of our notice and requested a report on the consequences that the force majeure events have had on the schedule. We expect to experience delays in the estimated COD of the wind farm La Genoveva I (owned by our subsidiary Vientos La Genoveva S.A.U.) which in accordance with the PPA entered into with CAMMESA, had to be completed in May 2020.

Additionally, our subsidiary Vientos La Genoveva S.A.U., entered into a loan agreement with the IFC for the construction of the wind farm La Genoveva I. Under the IFC Loan (see Item 5.B. Liquidity and Capital Resources—Indebtedness— Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.)., Central Puerto S.A., a guarantor, completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the project reaches the project completion date. Any delay in the COD could delay the project completion date, and thus, Central Puerto would remain as the main debtor of this facility.

Additionally, although the Quarantine was lifted for private sector energy infrastructure construction on April 7, 2020, we have experienced delays on our project schedule. After taking the necessary precautions, the construction was resumed on April 9, 2020 for La Genoveva I. However, due to these precautionary measures (reduction of personnel working in the project, working hours reduction, and the establishment of a staggered shift) we expect the completion of the project to be delayed.

The Quarantine also affected the construction of the Terminal 6-San Lorenzo thermal plant, that was suspended on March 20, 2020, scheduled to be completed in September 2020. After the Quarantine was lifted, we resumed activities on April 27, 2020 after taking the necessary precautions. However, due to the precautionary measures mentioned above, we expect the completion of the project to be delayed. Additionally, travel restrictions and national borders lockdown imposed by the Argentine Government, among others, may delay the arrival of necessary personnel for the project, some of which were expected to arrive from countries affected by the outbreak. We sent a notice to CAMMESA informing about this situation to avoid potential penalties should the project suffer unexpected and unforeseen delays. Although we are confident that due to the extreme circumstances that affect the projects we will be able to obtain a waiver on the Committed COD, we cannot assure you we will in fact secure such waiver from CAMMESA.

The effects of the COVID-19 crisis pose challenges to our expansion plans for the Brigadier López plant and the development of the El Puesto solar farm, delaying the start of construction of these projects, not only because of the restrictions to the construction mentioned above, but also due to lower energy demand and difficulties to obtain the necessary financing for the projects in the current markets situation. For more information on see “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants”. In addition, the COVID-19 crisis may reduce the possibility of new expansion projects and opportunities, for which the company has purchased 3 gas turbines. Item 5.A Operating Results—Factors Affecting our Results from Operations—Proposed Expansion of Our Generating Capacity.

The factors mentioned above for both our operation of power generation and the projects under construction/development, may also lead to an impairment of property, plant and equipment and intangible assets, related to a reduction in the assessed value-in-use of certain assets that may exceed their previously-recorded book value, such us our Brigadier López plant and intangible assets associated to it, and some of the gas turbines that the Company holds for potential new projects. Some of the factors that may influence this reduction are the limited useful life of these assets, the current economic uncertainties, the reduction and conversion of the electric and power spot market tariff into Argentine pesos, and in the particular case of the Company’s gas turbines, the uncertainty about the feasibility of new projects that would enable the use of the acquired turbines. For more information, see Item 5.A. Operating Results—Critical Accounting Policies—Impairment of property, plant and equipment and intangible assets.

Access to the Capital and Financial Markets

Due to the Argentine sovereign debt restructuring ongoing process and to the outbreak of COVID-19, access to the capital and financial markets in Argentina and/or in foreign markets may also be substantially reduced. Although we believe our cash flow and liquidity are adequate and sufficient to meet our working capital debt service obligations and capital expenditure requirements for the foreseeable future, any further deterioration of the current economic situation may result in a deterioration of the Company’s finances, in a context of lack of access or substantial reduction of credit availability in the financial markets, which could affect our financial condition and results of operation.

Additionally, the COVID-19 pandemic crisis may also affect the results from our natural gas distribution affiliates. Although these economic activities were also declared essential, and exempt from the Quarantine, the economic downturn caused by this measure is expected to reduce volumes distributed to clients. Moreover, some measures adopted by the Argentine Government to mitigate the effects of the COVID-19 outbreak in the economy are also expected to affect Ecogas’ financial performance, which had already been affected by the 180-day tariff freeze established by Law 27,132, which was in effect until June 30, 2019 (See Item 4. Information of the Company- Recent Political and Economic Developments in Argentina). The Argentine Government established a 180-day period, beginning on March 1, 2020, where the suspension of the natural gas service is not permitted, upon the beneficiary’s failure to pay less than three consecutive invoices, from March 1, 2020. This measure is only applicable to certain users identified in the decree adopting it. This measure is expected to increase the delays and or the uncollectability of payments from such clients. Furthermore, some of the clients may not have access to electronic payment platforms and may typically pay in cash, which may be an obstacle for their ability to pay the bills on time due to the mandatory Quarantine. In the year ended December 31, 2019, IGCE (including a direct interest in DGCE) accounted for 11.80% of our consolidated net income (see Item 4.B. Business Overview—Our Affiliates— Ecogas Group - Inversora de Gas del Centro S.A. (IGCE)”.

Finally, any additional measure taken by Argentina or any foreign country to mitigate the effects of the COVID-19 crisis, may directly or indirectly affect our operations, projects under construction/development or our results of operation and financial condition.

For more information see “Item 4.A.—Recent Developments—Measures Designed to Address the Covid-19 Outbreak”.

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

The economy of Brazil, Argentina’s largest export market and the principal source of imports, has experienced heightened negative pressure due to the uncertainties stemming from ongoing political crisis and extensive corruption investigations. Although the Brazilian economy slightly expanded by 1.1% during 2018 and 1.1% during 2019, a deterioration of economic conditions in Brazil may reduce demand for Argentine exports and create advantages for Brazilian imports. In October 2018, candidate Jair Bolsonaro was elected president of Brazil. As a result, uncertainty and expectations have increased in relation to the future management of the president who, might include substantial economic reforms and changes in Brazil’s foreign policy, as stated during his campaign. A further deterioration of economic conditions in Brazil could reduce the demand for Argentine exports and generate advantages for Brazilian imports. There is a possibility that continued uncertainty with respect to Brazil’s economic and political conditions or the occurrence of an economic and political crisis in Brazil might result in an impact on the Argentine economy, and in turn, have a material adverse effect on our business, financial condition and result of operations.

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

On June 23, 2016, the United Kingdom held an in-or-out referendum on the United Kingdom’s membership of the European Union the result of which favored the exit of the United Kingdom from the European Union or “Brexit.” On October 2, 2016, the United Kingdom prime minister announced that Article 50 of the Lisbon Treaty would be triggered before the end of March 2017 and that the Queen's speech will include a Great Repeal Bill to repeal the European Communities Act 1972. On March 16, 2017, the European Union (Notification of Withdrawal) Bill was enacted and a notification under Article 50 was made on March 29, 2017. The triggering of Article 50 initiated a two-year period of negotiation for the United Kingdom to leave the European Union. Following a series of extensions to this period, on January 31, 2020, the United Kingdom left the European Union and entered into a transition period that will end on December 31, 2020. The impact of Brexit on our results of operations is unclear and its long-term effects remain uncertain. Brexit could lead to additional political, legal and economic instability in the European Union and produce a negative impact on the commercial exchange of Argentina with that region.

On November 8, 2016, Mr. Donald J. Trump was elected president of the United States. The results of the presidential election have created significant uncertainty about the relationship between the United States and other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade between the United States and other nations. Even though President Trump's protectionist measures are not, for the time being, aimed at Argentina, we cannot predict how they will evolve, nor will the effect that the same or any other measure taken by the Trump administration could cause on global economic conditions and the stability of global financial markets. Furthermore, the ongoing trade dispute between United States and China due to tariffs placed on goods traded between them, might have a potential impact in trade-dependent countries such as Argentina.

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

The Argentine banking system may be subject to instability which may affect our operations

In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of credit activity. In spite of the fact that the financial system’s deposits continue to grow in nominal terms, they are mostly short-term deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2019, although nominal private deposits in pesos increased 36% year-over-year (fueled by the growth of savings and current accounts with a 46% increase) and nominal time deposits increased 25% year-over-year, such nominal increases did not match inflation for the period. Peso-denominated loans increased at a slightly higher pace than that of 2018. During the same period, loans in foreign currency (composed mainly of corporate loans) evidenced a decrease of 33% at the end of 2019. In 2019, private deposits in U.S. dollars declined by 33%.

Financial institutions are particularly subject to significant regulation from multiple regulatory authorities, all of whom may, among other things, establish limits on commissions and impose sanctions on the financial institutions. The lack of a stable regulatory framework, or changes to such regulatory framework by the government, could impose significant limitations on the activities of the financial institutions and could induce uncertainty with respect to the financial system stability.

The persistence of the current economic crisis or the instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services, lower sales of devices and the possibility of a higher level of uncollectible accounts or increase the credit risk of the counterparties regarding the Company investments in local financial institutions.

Exchange controls and restrictions on transfers abroad and capital inflows limit the availability of international credit.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations

A lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for Argentina. In Transparency International’s 2017 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 85, improving from the previous survey in 2016. In the World Bank’s Doing Business 2019 report, Argentina ranked 119 out of 190 countries, down from 117 in 2018.

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

In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, including the largest such investigation, known as “Los Cuadernos de las Coimas,” or “the Chauffeur's Books” have negatively impacted the Argentine economy and political environment. Certain government officials of previous administrations as well as high ranked officers of companies holding government contracts or concessions have faced or are currently facing allegations of corruption and money laundering as a result of these investigations. These individuals are alleged to have accepted or paid, as applicable, bribes by means of kickbacks on contracts granted by the government to several infrastructure, energy and construction companies. The proceeds from these kickbacks allegedly financed the political campaigns of political parties forming the government from 2011 to 2015. These funds were unaccounted for or not publicly disclosed and were allegedly used to personally enrich certain individuals. Several senior politicians, including members of Congress, and high-ranking executives and officers of major companies in Argentina (i) have been arrested on account of various charges relating to corruption, (ii) entered into plea agreements with prosecutors and (iii) have resigned or been removed from their positions. The potential outcome of the Chauffer’s Books as well as other ongoing corruption-related investigations is uncertain, but they have already had an adverse impact on the reputation of those companies that have been implicated, as well as on the general market perception of the economy, political environment and the capital markets in Argentina. We have no control over and cannot predict for how long the corruption investigations will continue nor whether such investigations or allegations (or any other future investigations or allegations) will lead to further political and economic instability. In addition, we cannot predict the outcome of any such allegations nor their effect on the different sectors of the Argentine economy. See also “—We are subject to anticorruption, anti-bribery, anti-money laundering and other laws and regulations.”

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

Previous administrations intervened in the electric power industry by, for example, granting temporary margin increases, proposing a new tariff regime for residents of poverty-stricken areas, increasing remunerations earned by generators for capacity, operation and maintenance services, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

For example, in March 2013, pursuant to Resolution No. 95/13, issued by the former Secretariat of Energy, the Argentine Government suspended the renewal of sales contracts in the term market and execution of new agreements in the WEM, and ordered that any demand not satisfied by Argentine generators must be directly supplied by CAMMESA. As a result, Argentine generators are required to supply capacity and energy to CAMMESA at prices fixed by the former Secretariat of Energy.

When the previous administration assumed office, the Argentine Government initiated significant reforms to the Argentine electric power industry. On December 16, 2015, the Macri administration declared a state of emergency with respect to the national electric power system that remained in effect until December 31, 2017. The state of emergency allowed the Argentine Government to take actions designed to guarantee the supply of electric power in Argentina, such as instructing the Ministry of Energy and Mining to elaborate and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electric power system and rationalize public entities’ consumption of energy. In addition, the Argentine Government and certain provincial governments have approved significant price adjustments and tariff increases applicable to certain generation and distribution companies. Following the tariff increases, preliminary injunctions suspending such increases were requested by customers, politicians and non-governmental organizations that defend customers’ rights, which preliminary injunctions were granted by Argentine courts. Among the different rulings in this respect, two recent rulings issued by the Second Division of the Federal Court of Appeals for the City of La Plata and a federal judge from the San Martín district court led to the suspension of end-users tariff increases of electric power in the Province of Buenos Aires and in the whole territory of Argentina, respectively.

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

In addition, on March 1, 2019, by means of Resolution SRRyME No. 1/19, the Argentine Government reduced prices for power capacity and energy under Energía Base, which had been previously increased by Resolution SEE No. 19/17. Furthermore, on February 27, 2020, the Secretary of Energy of the National Ministry of Production Development issued Resolution 31/20, which abrogated Resolution No. 1/19, reducing the remuneration scheme applicable from February 1, 2020 for Authorized Generators in the Wholesale Electricity Market, establishing Energía Base prices in Argentine pesos. We cannot assure you that further reductions of these tariffs will not occur in the future. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

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

On December 23, 2019, the Solidarity Law was passed, by which the economic, financial, administrative, social, sanitary, tariff and energetic emergency was declared. In connection to our business such law provides that (i) natural gas tariffs and energy tariffs to the end user under federal jurisdiction shall remain unchanged for one hundred and eighty (180) days, commencing on December 23, 2019, and (ii) empowered the Executive branch to renegotiate tariffs under federal jurisdiction, either within the framework of the current comprehensive tariff reviews or through an extraordinary revision, in accordance with Law No. 24,065 (Régimen de Energía Eléctrica). In addition, the Solidarity Law also entitles the Executive branch to intervene the ENARGAS and the Federal Electricity Regulatory Agency (“ENRE”).

For further updates on the Argentine Government role in the electric power sector, please see “Item 4––Recent Developments”.

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

On March 1, 2019, by means of Resolution SRRyME No. 1/19, the Argentine Government reduced prices for power capacity and energy under Energía Base, which had been previously increased by Resolution SEE No. 19/17. Furthermore, on February 27, 2020, the Secretary of Energy of the National Ministry of Production Development issued Resolution 31/20, which abrogated Resolution No. 1/19, reducing the remuneration scheme applicable from February 1, 2020 for Authorized Generators in the Wholesale Electricity Market, establishing Energía Base prices in Argentine pesos. We cannot assure you that further reductions of these tariffs will not occur in the future. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

See “—The Argentine Government has intervened in the electric power sector in the past, and is likely to continue intervening.”

We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector

For the years ended December 31, 2019 and 2018, approximately 76.14% and 88.80%, respectively, of our total revenues came from our sales to CAMMESA. In addition, we receive significant cash flows from CAMMESA in connection with the FONINVEMEM and similar programs. Payments to us by CAMMESA, depend upon payments that CAMMESA in turn receives from other WEM agents such as electric power distributors as well as subsidies from the Argentine Government.

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

During June and July 2019, Central Puerto collected Ps.2,562 million, in nominal terms (approximately US$58.41 million converted at the exchange rate Communication A 3500 quoted by the Central Bank as of the date of payment) and Ps.825 million, in nominal terms (approximately US$19.70 million converted at the exchange rate Communication A 3500 quoted by the Central Bank as of the date of payment), in both cases including VAT, related to the installments corresponding to the March-December 2018 period of the CVO agreement.

During 2019, we collected Ps. 8.45 billion in CVO receivables (including installments 1 to 10), measured in current amounts as of December 31, 2019. Subsequent installments (from installment No. 11) have been collected on their respective due dates.

We also receive payments under term market contracts with CAMMESA and FONI trade receivables, which are denominated in U.S. dollars, and converted into Argentine pesos, at the exchange rate of the day prior to the due date of such monthly transaction or installment.

In recent years, due to regulatory conditions and long periods of frozen tariffs in Argentina’s electric power sector that affected the profitability and economic viability of power utilities, certain WEM agents defaulted on their payments to CAMMESA, which adversely affected CAMMESA’s ability to meet its payment obligations with electric power generators, including us. As a consequence of delays in payments that CAMMESA received from other WEM agents, we also saw delays in the payments we received under the Energía Base, receiving payments from CAMMESA within approximately 90 days of month-end, rather than the required 42 days after the date of billing. Such payment delays resulted in higher working capital requirements that we would typically finance with our own financing sources. From September 2016 to November 2017 CAMMESA has paid without delays, and since then, there were periods in which CAMMESA experienced delays in paying (for more information on the duration of these delays see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk”). For example, for the monthly transaction related to Energía Base and thermal PPAs of December 2019, with due date on February 12, 2020, we collected 20.40% on February 28, 2020, 45.26% on March 11, 2020, 11.56% on March 19, 2020, 12.47% on March 27, 2020 and the rest on April 8, 2020, 2020. For these delays, we received interests from CAMMESA. Payments related to PPAs under the Renovar Regulatory Framework have not suffered delays. CAMMESA may once again be unable to make payments to generators both in respect of energy dispatched and generation capacity availability on a timely basis or in full, which may substantially and adversely affect our financial position and the results of our operations.

In the short term, due to the COVID-19 pandemic crisis, we expect to continue experiencing delays in certain payments from CAMMESA.

Electricity demand may be affected by tariff increases, which could lead generation companies like us to record lower revenues

During the 2001 and 2002 economic crisis, electric power demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electric power bills. In the years following the 2001 and 2002 economic crisis, electric power demand experienced significant growth, increasing at an estimated average of approximately 3.86% per annum from 2002 through 2015 (despite a decline in 2009), due to its reduced cost as a result of certain energy subsidies, freezing of margins and elimination of inflation adjustment provisions in distribution concessions. In March 2016, the Argentine Government unified and increased wholesale energy prices for all consumption in Argentina, eliminated certain energy subsidies and implemented an incentive plan (through discounts) for residential customers whose electric power consumption is at least 10.00% lower than their consumption for the same month of the previous year. These measures may have caused a reduction in energy demand in Argentina. Demand of electric energy decreased 2.3% in 2016, increased 2.7% in 2017, and decreased 2.5% and 2.16% in 2018 and 2019, respectively. We cannot ascertain as of the date of this annual report if such measures will have further effects on our revenues. Any significant increase in energy prices to consumers (whether through a tariff increase or through a cut in consumer subsidies) could result in a decline in demand for the energy that we generate. Any material adverse effect on electric power demand, in turn, could lead electric power generation companies, like us, to record lower revenues and results of operations than currently anticipated.

Argentina has certain energy transmission and distribution limitations that adversely affect the capacity of electric power generators to deliver all of the energy they are able to produce, which results in reduced sales

The energy that generators are able to deliver to the transmission system for the further delivery to the distribution system at all times depends on the capacity of the transmission and distribution systems that connects them to it. In the past, the transmission and distribution system operated at near full capacity and both transmission and distributors were not be able to guarantee an increased supply of electric power to their customers. In the past years, the increase in demand for electric power resulted in blackouts in Buenos Aires and other cities around Argentina, which resulted in excess capacity for generators. As a result, the amount of hydroelectric energy and thermal energy generated was larger than what the transmission and distribution systems are capable of transmitting or distributing. Any transmission or distribution limitation for generators could reduce the energy sold, which could adversely affect our financial condition.

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

In addition, we have acquired four heavy-duty, highly efficient gas turbines and 130 hectares of land in the north of the Province of Buenos Aires. We expect that these assets will potentially allow us to develop new power capacity. For example, we are currently installing one of the Siemens gas turbines, with a capacity of 286 MW, for the Terminal 6 San Lorenzo co-generation project described above. Our objective is to develop new generating capacity, through one or more projects, using the remaining three units and the aforementioned land, to install new generation capacity, through one or more potential future projects. This could add 969 MW to our installed capacity through one or more projects under a simple cycle configuration. Because of the competition among generation companies in these auction processes, we cannot predict whether we will be awarded the projects and whether we will be able to utilize these assets as intended.

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

On March 1, 2019, by means of Resolution SRRyME No. 1/19, the Argentine Government reduced prices for power capacity and energy under Energía Base, which had been previously increased by Resolution SEE No. 19/17. Furthermore, on February 27, 2020, the Secretary of Energy of the National Ministry of Production Development issued Resolution 31/20, which abrogated Resolution No. 1/19, reducing the remuneration scheme applicable from February 1, 2020 for Authorized Generators in the Wholesale Electricity Market, establishing Energía Base prices in Argentine pesos. We cannot assure you that further reductions of these tariffs will not occur in the future. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

As a result of the enactment of the Solidarity Law and from February 1, 2020, the establishment of a new remuneration scheme for Authorized Generators in the Wholesale Electricity Market, setting Energía Base prices in Argentine pesos (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”), we cannot assure you that changes in the current applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our results of operations. In addition, some of the measures proposed by the new government may also generate political and social opposition, which may in turn prevent the new government from adopting such measures as proposed.

Risks Relating to Our Business

Our results depend largely on the compensation established by the Secretariat of Electric Energy and received from CAMMESA

Since the enactment of Resolution SE No. 95/13, issued by the former Secretariat of Electric Energy, as amended, our compensation has depended largely on the compensation determined by energy output and availability. This resolution was replaced in February 2017 by Resolution SEE No. 19/17, issued by Secretariat of Electric Energy, which in turn was replaced by Resolution No. 1/19 of the Secretary of Renewable Resources and Electric Markey of the National Ministry of Economy (the “Resolution SRRyME No. 1/19”). Furthermore, on February 27, 2020, the Secretary of Energy of the National Ministry of Production Development issued Resolution 31/20, which abrogated Resolution No. 1/19, reducing the remuneration scheme applicable from February 1, 2020 for Authorized Generators in the Wholesale Electricity Market, establishing Energía Base prices in Argentine pesos. We cannot assure you that further reductions of these tariffs will not occur in the future. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

Except for sales under contracts, revenues from energy production are calculated and paid by CAMMESA pursuant to a fixed and variable prices system arising from the Resolution 31/20, and set in Argentine pesos. See “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base” and “Item 3.D. Risk Factors—Risks Relating to the Electric Power Sector in Argentina—We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector.” The tariffs under the Energía Base had been increased in February, May and November 2017 pursuant to Resolution SEE No. 19/17. However, on March 1, 2019, pursuant to Resolution SRRyME No. 1/19 the prices for power capacity and energy under Energía Base were decreased. Further, on February 27, 2020, the Secretary of Energy of the National Ministry of Production Development issued Resolution 31/20, which abrogated Resolution No. 1/19, reducing the remuneration scheme applicable from February 1, 2020, for Authorized Generators in the Wholesale Electricity Market, establishing Energía Base prices in Argentine pesos. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

As a result of this system, our revenues are highly dependent on actions taken by regulatory authorities. The lack of regulated tariffs increases by the Argentine Government and/or delays to implement such increases in a timely manner could have a material adverse effect on our revenues and, as a result, our results of operations.

Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants

With regards to our projects currently under construction, following Rounds 1 and 1.5 of the RenovAR Program, the former Ministry of Energy and Mining pursuant to Resolution No. 275/17, launched Round 2 of the program on August 17, 2017 and granted awards in the amount of 2,043 MW of renewable power capacity. We submitted bids for Round 2 of the RenovAR Program on October 19, 2017 and, on November 29, 2017, we were awarded a wind energy project called, “La Genoveva I,” which will allow us to add an additional capacity of 88.20 MW to our portfolio and to continue to build a presence in the renewable energies sector. The original commitment for the COD for this plant was scheduled for May 2020. However, due to the effect of the COVID-19 crisis, we expect delays in the construction of this plant. For more information see “Item 3.D Risk Factors—Risk Relating to Our Business—The novel coronavirus could have an adverse effect on our business operations and financial conditions”.

Furthermore, the Secretariat of Electric Energy, pursuant to Resolution SEE No. 287-E/17, called for proposals for supply of electric power to be generated through existing units, the conversion of open combined cycle units into closed combined cycle units or the installation of co-generation units. We submitted bids on August 9, 2017, and, on September 25, 2017, we were awarded the two co-generation projects. The Terminal 6 San Lorenzo and Luján de Cuyo projects have the following two sources of income: (i) electric power sales to CAMMESA through PPAs with a 15-year term which are priced in U.S. dollars; and (ii) steam sales pursuant to separate steam supply agreements with T6 Industrial S.A. and YPF, respectively, which are also priced in U.S. dollars.

The COD of the Terminal 6 San Lorenzo project was originally scheduled for May 22, 2020. On September 2, 2019, pursuant to Resolution SRRYME 25/2019, the generation companies that had projects under construction under Resolution SEE No. 287-E/17 were invited to confirm their expected COD, which will become the New Committed COD (in Spanish, Nueva Fecha de Habilitación Comercial Comprometida or NFHCC). If a generator decided to inform a New Committed COD, it would not have been subject to penalties under the PPA contracts entered into with CAMMESA, unless the actual COD exceeded the New Committed COD.

Accordingly, on October 1, 2019, we informed CAMMESA that our New Committed COD was September 1, 2020 for Terminal 6-San Lorenzo and on December 18, 2019, CAMMESA and the Company entered into an amendment to the PPA.

However, due to the outbreak of COVID-19, the COD of this plant may be further delayed. Accordingly, we sent a notice to CAMMESA informing about this situation to avoid potential penalties. For more information see “Item 3.D Risk Factors—Risk Relating to Our Business—The novel coronavirus could have an adverse effect on our business operations and financial conditions”.

With regards to projects currently under development or new potential projects, several factors may affect, delay or cancel the completion of such projects currently under development or new projects: a) the effects of the outbreak of COVID-19, b) the economic recession in Argentina, c) the decrease in demand of electric energy, d) the lack of available financing, and e) the reduction in the prices of electric energy for power units under Energía Base beginning in February 2020 (Res. 31/20, among others.

Regarding our projects currently under development, in June 2019, Central Puerto was awarded the acquisition of the Brigadier Lopez Power plant from IAESA (formerly ENARSA), pursuant to the National and International Public Tender No. CTBL 1/2018. The Company purchased the Brigadier López Power Plant and assumed certain assets and liabilities relating to such plant. In 2010, ENARSA began the construction of the plant and in 2012 reached the Commercial Operation Date (COD) of the open cycle Gas Turbine with a capacity of 280.50 MW, completing the first stage of the project. In accordance to the Public Tender No. CTBL 1/2018, Central Puerto acquired the plant with the objective of installing the existing steam turbine, which will add a capacity of 140 MW in a combined cycle configuration, reaching a total capacity of 420 MW. Such expansion does not have a committed date to be completed. As of the date of this annual report, due to the factors mentioned above, the plant’s expansion has not begun. The capital expenditures associated to this expansion are estimated at US$120 million and the construction is estimated to take between 18 and 22 months.

Furthermore, in August 2018, Central Puerto purchased the solar project El Puesto, located in the Province of Catamarca. This solar energy project is authorized to sell up to 12 MW of power to private purchasers under MATER. The original committed COD for this project is August 2020. According to the provisions of Resolution No. 281-E/17, which regulates the MATER projects, Central Puerto has provided CAMMESA with a first demand guarantee of US$250,000 per MW. The committed COD may be extended for a period of up to one hundred eighty (180) days by CAMMESA, if the following conditions are met:

a) the extension is requested at least thirty (30) days before the expiration of the original term and it is proven that one hundred and eighty (180) days before said expiration the project reached at least a progress in the construction of sixty percent (60%), or

b) regardless of the progress achieved in the construction, the extension is requested before the expiration of the term and, together with the request, the amount of pesos equivalent to one thousand five hundred US dollars per megawatt for every thirty (30) days of requested extension is paid to CAMMESA. The request and payment may be made every thirty (30) days and for each thirty (30) days extension requested, for a maximum of one hundred eighty (180) days of extension;

c) in the cases contemplated in a) and b) above, with the first request for an extension, the first demand guarantee is increased by US$62,500 per megawatt.

Before the expiration of the extension of up to one hundred and eighty (180) days previously provided, the project holders may request CAMMESA for an additional extension, for a maximum period of three hundred sixty (360) days, regardless of the progress in the construction achieved. Along with the request, they must pay CAMMESA the amount of pesos equivalent to four thousand five hundred United States dollars (USD 4,500) per megawatt for each thirty (30) days of extension requested. The request and payment may be made every thirty (30) days and for the period of extension requested, for a maximum of three hundred sixty (360) days of extension.

If Central Puerto fails to timely achieve the committed COD, including the extensions that Central Puerto may have requested, the Company may be subject to penalties. However, as of the date of this annual report, due to the factors mentioned above, the construction has not begun. In this regard, the Association of Electric Energy Generators of the Republic of Argentina (Asociación de Generdores de Energía Eléctrica de la República Argentina, AGEERA), and the chamber that groups all the electric power generators of the country, and Wind Chamber of Argentina (Cámara Eólica Argentina), a chamber that groups wind power generators, from which, in both cases, Central Puerto is part of, have formally informed CAMMESA of the consequences that the Quarantine and the rest of the measures to contain the COVID-19 pandemic crisis, have and may potentially have on the projects under construction and requested that such circumstances should be taken into account in terms of the schedule of each projects, in order to avoid penalties due to the extraordinary circumstances. We cannot assure that the such penalties could be effectively avoided. The estimated capital expenditures for this project are estimated to be US$12 million and the construction is estimated to take between 10 and 14 months.

Finally, regarding our potential new projects we have acquired three heavy-duty, highly efficient gas turbines and 130 hectares of land in the north of the Province of Buenos Aires for the development of new capacity projects. Due to the circumstances mentioned above, we cannot predict whether we will be able to utilize these assets as intended.

Delays in construction or commencement of operations of expanded capacity in our existing power plants or our new power plants could lead to an increase in our financial needs and also cause our financial returns on new investments to be lower than expected, which could materially adversely affect our financial condition and results of operations. Furthermore, delays in the commencement of operations of these acquired three gas turbines has negatively affected its estimated recoverability. See “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of Property, Plant and Equipment”.

Factors that may impact our ability to commence operations at our existing power plants, expand their power capacity or build new power plants include: (i) the failure of contractors to complete or commission the facilities or auxiliary facilities by the agreed-upon date or within budget; (ii) the unexpected delays of third parties such as gas or electric power distributors in providing or agreeing to project milestones in the construction or development of necessary infrastructure linked to our generation business; (iii) the delays or failure by our turbine suppliers in providing fully operational turbines in a timely manner; (iv) difficulty or delays in obtaining the necessary financing in terms satisfactory to us or at all; (v) delays in obtaining regulatory approvals, including environmental permits; (vi) court rulings against governmental approvals already granted, such as environmental permits; (vii) shortages or increases in the price of equipment reflected through change orders, materials or labor; (viii) opposition by local and/or international political, environmental and ethnic groups; (ix) strikes; (x) adverse changes in the political and regulatory environment in Argentina; (xi) unforeseen engineering, environmental and geological problems; (xii) adverse weather conditions, natural disasters, accidents or other unforeseen events, and (xiii) the Covid-19 pandemic crisis (See “Item 3.D. Risk Factors—Risks Relating to Argentina”, in particular “—the Novel Coronavirus could have an adverse effect on our business operations and financial conditions”, which describes the potential impact of COVID-19 over certain of our projects.”). Any cost overruns could be material. In addition, any of these other factors may cause delays in the completion of expanded capacity at our existing power plants or the construction of our new power plant, which could have a material adverse effect on our business, financial condition and results of operations. These delays may also result in short-term sanctions by CAMMESA and, in extreme cases, sanctions for the duration of the contract.

Our business may require substantial capital expenditures for ongoing maintenance requirements and the expansion of our installed generation capacity

Incremental capital expenditures may be required to fund ongoing maintenance necessary to maintain our power generation and operating performance and improve the capabilities of our electric power generation facilities. Furthermore, capital expenditures will be required to finance the cost of our current and future expansion of our generation capacity. If we are unable to finance any such capital expenditures in terms satisfactory to us or at all, our business and the results of our operations and financial condition could be adversely affected. Our financing ability may be limited by market restrictions on financing availability for Argentine companies. See “—Risk Relating to Argentina— Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth, and may negatively impact our financial condition or cash flows” and “Item 4.B. Business Overview.”

The non-renewal or early termination of the HPDA Concession Agreement would adversely affect our results of operations

The HPDA Concession Agreement executed between us and the Argentine Government, pursuant to which we are permitted to operate our Piedra del Águila plant, expires on December 29, 2023 and does not provide for an automatic renewal. This plant has a total installed capacity of 1,440 MW, and it represented approximately 26.40% of our total electric energy generation, and 12.34% of our total revenues in 2019 (or 17.72% excluding income related to the self-supplied fuel under Res. 70/18). We currently intend to renew the HPDA Concession Agreement prior to its expiration. If the HPDA Concession Agreement expires without renewal, we will be required to revert the assets to the Argentine Government. The HPDA Concession Agreement also contains various requirements related to the operation of the hydroelectric plant and compliance with laws and regulations. The non-performance of the HPDA Concession Agreement could give rise to certain penalties and even the termination of the concession. If the concession were terminated, it would be granted to a new company organized by the Argentine Government and a tender offer would be carried out for selling the new company’s shares of stock. The proceeds to be received by us in such tender offer would be calculated based on a formula in which the proceeds of the tender decrease as the expiration of the concession term comes closer. Any non-renewal or early termination of the HPDA Concession Agreement would materially and adversely affect our financial condition and results of operation.

Our interests in TJSM, TMB and CVOSA will be significantly diluted

As of December 31, 2019, we had a 30.8752% interest in TJSM and a 30.9464 % interest in TMB, both companies that are engaged in managing the purchase of equipment, building, operating and maintaining power plants constructed under the FONINVEMEM program. We have the right to name two out of nine directors on the board of directors of each company. As of the date of this annual report, we also own 56.19% of CVOSA, the company that operates the thermal power plant in Timbúes.

After ten years of operations, each company is entitled to receive property rights to such power plants from the respective trusts currently holding such power plants. At such time, the term of the trusts expires and the Argentine Government, that financed part of the construction, should be incorporated as a shareholder of TJSM and TMB. Consequently, our interests in TJSM and TMB will be significantly diluted In the case of TMB and TJSM, the ten-year period expired on January 7, 2020 and on February 2, 2020, respectively. From such dates, during the following 90-days, TJSM and TMB and their shareholders have to perform all the necessary acts to allow the Argentine Government to receive the corresponding shares in the equity stake of TJSM and TMB that their contributions entitle the Argentine Government to receive. The restrictions imposed by the Argentine Government since March 20, 2020 to address the outbreak of COVID-19 made the performance of such acts impossible within the 90-day period. Accordingly, TJSM and TMB invoked said circumstances as a force majeure event and postponed such acts to May 2020.

On January 3, 2020, the Argentine Government sent a notice to the Company stating that, in accordance with FONINVEMEM Agreement, TJSM and TMB should perform all necessary acts to incorporate the Argentine Government as shareholder of both companies, claiming, in each case, the following equity interest rights: 65.006% in TMB and 68.826% in TJSM.

On January 9, 2020, Central Puerto, together with the other generation companies, shareholders of TJSM and TMB, replied such notice stating that the Argentine Government’s equity interest claims does not correspond with the contributions made for the construction of the power plants under the terms of the FONINVEMEM Agreement that give rights to claim such equity interest. On March 4, 2020, the Argentine Government reiterated its previous claim to the Company. As of the date of this annual report, Central Puerto is evaluating future steps, and as a consequence, we cannot estimate the exact potential dilution of our interests in TJSM and TMB.

In the case of CVOSA, the Argentine Government’s stake will be at least 70% pursuant to FONINVEMEM arrangements for CVOSA. Any dilution of our interest in TJSM, TMB or CVOSA could reduce our income, from these power plants, which could adversely affect our results of operations. See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

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

For example, in 2015, we acquired: (i) a direct and indirect interest of 24.99% in DGCU’s stock capital; and (ii) a direct and indirect interest of 44.10% of DGCE’s stock capital, both of which operate in a highly regulated industry. Following the Merger between IGCE, IGCU, RPBC and MAGNA (See Item 4.A - Merger between IGCE, IGCU, RPBC and MAGNA), as of the date of this annual report, we hold a 42.31% interest in IGCE, the controlling company of DGCU and DGCE. IGCE holds a 51.00% interest in DGCU, and therefore, we indirectly hold a 21.5781% equity interest in DGCU. As of the date of this annual report, we hold a 42.31% interest in IGCE and a direct 17.20% interest in DGCE. Therefore, we hold, directly and indirectly, a 40.593199% interest in DGCE.

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

Moreover, the Argentine government has enacted laws and regulations requiring private sector companies to maintain certain salary levels and provide their employees with additional benefits. On December 13, 2019, the Fernández Administration declared a labor emergency for a 180-day term. In this context, during the labor emergency period, payments for severances without cause double the amounts contemplated in the labor code for such severance in normal circumstances.

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

Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, liquid fuel

The supply and price of natural gas and liquid fuel used in our thermal generation plants has been in the past, and may in the future be, affected by, among other things, the availability of natural gas and liquid fuel in Argentina, given the current shortage of natural gas supply, especially during the winter, and declining reserves in Argentina. In particular, many oil and gas fields in Argentina are mature and due to the current economic scenario have not been subject to significant investment into development and exploration activities and, therefore, reserves are likely to be depleted.

Pursuant to Resolution No. 95/2013, as amended, CAMMESA is in charge of managing and supplying all fuels required to run our thermal plants. If in the future we were to become required to purchase our own natural gas or liquid fuel from third parties, we cannot assure you that we will be able to purchase natural gas or liquid fuel at prices that are fully reimbursable by CAMMESA and, even if CAMMESA accepted to reimburse us for such amounts, it may be uncertain when such reimbursements would occur. In addition, natural gas delivery depends on the infrastructure (including barge facilities, roadways and natural gas pipelines) available to serve each generation facility. As a result, our thermal plants are subject to the risks of disruptions or curtailments in the fuel delivery chain and infrastructure. Any such disruption or curtailment may result in the unavailability, or higher prices, of natural gas or liquid fuel. Moreover, if in the future we are required to purchase our own natural gas or liquid fuel from third parties at prices that are not fully reimbursable by CAMMESA, such situation may have a material adverse effect on our financial condition and results of operations. Resolution No. 70/2018 enabled generators to purchase fuel in the open market. However, since the enactment of Resolution No. 12/2019, the effectiveness of Section 8 of Resolution No. 95/2013 and Section 4 of Resolution No. 529/2014 was reinstated, centralizing fuel purchases through CAMMESA.

We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined

As of December 31, 2019, we had trade receivables under the CVO Agreement for US$459.68 million (including VAT), plus accrued interests after the CVO Commercial Approval which were indexed to the London Interbank Offered Rate (“LIBOR”). Furthermore, as of December 31, 2019, we had the following outstanding loans with maturity dates after 2021 indexed to LIBOR:

●
Loan with Kreditanstalt für Wiederaufbau (“KfW”) for US$45.52 million;

●
CP Achiras and CP La Castellana Loans from the IIC—IFC Facilities for US$139.82 million;

●
Vientos La Genoveva S.A.U. Loan from the IFC for US$74.33 million;

●
Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U. (wind farm La Castellana II) for US$12.40 million;

●
Loan from Banco Galicia y Buenos Aires S.A. to our subsidiary Vientos La Genoveva II S.A.U. for US$37.45 million; and

●
the Brigadier López Financial Trust Agreement (as defined below) for US$128.80 million.

In an announcement on 27 July 2017, the U.K. Financial Conduct Authority (FCA), which is the competent authority for the regulation of benchmarks in the UK, advocated a transition away from reliance on LIBOR to alternative reference rates and stated that it would no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). The FCA Announcement formed part of ongoing global efforts to reform LIBOR and other major interest rate benchmarks. At this time, the nature and overall timeframe of the transition away from LIBOR is uncertain and no consensus exists as to what rate or rates may become accepted alternatives to LIBOR. On 25 March 2020, the FCA stated that although the central assumption that firms cannot rely on LIBOR being published after the end of 2021 has not changed, there has been impact on the timing of some of the transition milestones due to the recent COVID-19 outbreak.

It is not possible to predict the further effect of the rules of the FCA, any changes in the methods by which LIBOR is determined, or any other reforms to LIBOR that may be enacted in the United Kingdom, the European Union or elsewhere. Any such developments may cause LIBOR to perform differently than in the past or cease to exist. It is also not possible to predict whether the global COVID-19 crisis will have further effects on the LIBOR transition plans. In addition, any other legal or regulatory changes made by the FCA, ICE Benchmark Administration Limited, the European Money Markets Institute (formerly Euribor-EBF), the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, and changes in the rules or methodologies in LIBOR, which may discourage market participants from continuing to administer or to participate in LIBOR’s determination, and, in certain situations, could result in LIBOR no longer being determined and published. If a published U.S. Dollar LIBOR rate is unavailable after 2021, the interest rates on our debt which is indexed to LIBOR will be determined using various alternative methods, any of which may result in interest obligations which are more than or do not otherwise correlate over time with the payments that would have been made on such debt if U.S. Dollar LIBOR was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of U.S. Dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. In addition, we may be adversely affected or we may need to renegotiate the terms of our credit agreement to replace LIBOR with the new standard that is established, if any, or to otherwise agree with the trustees or agents under such facilities or instruments on a new means of calculating interest. Any of these proposals or consequences could have a material adverse effect on our financing costs or in the valuation of the trade receivables under the CVO Agreement.

Risks Relating to our Shares and ADSs

It may be difficult for you to obtain or enforce judgments against us

We are incorporated in Argentina. All of our directors and executive officers reside outside the United States, and substantially all of our and their assets are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce judgments against them or us in U.S. courts. We have been advised by our special counsel, Bruchou, Fernández Madero & Lombardi, that there is doubt as to the enforceability in original actions in Argentine courts of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Argentine courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. The enforcement of such judgments will be subject to compliance with certain requirements under Argentine law, such as Articles 517 through 519 of the Argentine Code of Civil and Commercial Procedure, including the condition that such judgments do not violate the principles of public policy of Argentine Law, as determined by an Argentine court. In addition, an Argentine court will not order an attachment on property located in Argentina and determined by such court to be essential for the provision of a public service.

Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, shares underlying the ADSs

In 2001 and 2002 Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad, including payments of dividends. In addition, new regulations were issued in the last quarter of 2011, which significantly curtailed access to the MULC by individuals and private sector entities. More recently, since December 2015 the new Argentine administration has lifted many of the foreign exchange restrictions imposed in 2011, including the lifting of certain restrictions for the repatriation of portfolio investment by non-resident investors. As a consequence, with respect to the proceeds of any sale of common shares underlying the ADSs, as of the date of this annual report, the conversion from pesos into U.S. dollars and the remittance of such U.S. dollars abroad is not subject to prior approval of the Argentine Central Bank, provided that the foreign beneficiary is either a natural or legal person residing in or incorporated and established in jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency.”

After almost four years of unrestricted capital flows, the Argentine Government recently reimposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Beginning in September 2019, the Argentine Government implemented monetary and foreign exchange control measures that included restrictions on the transfer of funds abroad, including dividends, without prior approval by the Central Bank or fulfillment of certain requirements. In such a case, the Depositary for the ADSs may hold the Argentine pesos it cannot convert for the account of the ADS holders. In addition, any future adoption by the Argentine Government of restrictions to the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs, and may adversely affect the market value of the ADSs.

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

The relative volatility and illiquidity of the Argentine securities markets may substantially limit our ADS holders’ ability to sell common shares underlying the ADSs at the price and time they desire

Investing in securities that trade in developing countries, such as Argentina, often involves greater risk than investing in securities of issuers in the United States (see “Risks Relating to Argentina—Certain risks are inherent in any investment in a company operating in a developing country such as Argentina”). The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. During December 2017, the ten largest Argentine companies in terms of their weight in the MERVAL index represented approximately 63.19% of its composition. Accordingly, although holders of our ADSs are entitled to withdraw the common shares underlying the ADSs from the ADS Depositary at any time, their ability to sell such shares at a price and time at which they wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D.—Exchange Controls.”

If there are substantial sales of our common shares or the ADSs, the price of the common shares or of the ADSs could decline

Sales of substantial number of our common shares or the ADSs could cause a decline in the market price of our common shares. In addition, if our significant shareholders, directors and members of senior management listed in “Item 6. Directors, Senior Management and Employees—Senior Officers”, who, as of April 21, 2020, own in aggregate 35.55% of our outstanding common shares, sell our common shares or the ADSs or the market perceives that they intend to sell them, the market price of our common shares or the ADSs could drop significantly. Also, the Argentine Government authorized the Ministry of Energy and Mining to promote the measures necessary to proceed with the sale, assignment or transfer of the equity interest owned by the Argentine Government in power plants, including its interest in our Company (representing 8.25% of our outstanding shares). See “Item 4.B. Business Overview—The Argentine Electric Power Sector—General Overview of Legal Framework—Changes to the Electric Power Sector under the Macri Administration.”

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to achieve and maintain effective internal controls over financial reporting, implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations, which in turn could have a material adverse effect on our business and our common shares or the ADSs. In addition, any testing by us or any subsequent testing by our independent registered public accounting firm conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our consolidated financial statements. Confidence in the reliability of our consolidated financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could in turn limit our access to capital markets and possibly, harm our results of operations, and lead to a decline in the trading price of our common shares or the ADSs.

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

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business

Since the global offering, we are required to comply with various regulatory and reporting requirements, including those required by the Commission in addition to our existing reporting requirements by the CNV. Complying with these reporting and regulatory requirements will be time consuming, resulting in increased costs to us or other adverse consequences. As a public company, we are subject to the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, as well as to the Argentine Capital Markets Law and CNV rules. These requirements may place a strain on our systems and resources. The Exchange Act applicable to us requires that we file annual and current reports with respect to our business and financial condition. Likewise, CNV rules require that we make annual and quarterly filings and that we comply with disclosure obligations including current reports. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we committed significant resources, hired additional staff and provided additional management oversight. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, results of operations and financial condition.

Item 4.
Information of the Company

Recent Political and Economic Developments in Argentina

Mr. Alberto Fernández was selected as the presidential candidate for the Frente de Todos coalition at the mandatory primary elections held in Argentina on August 11, 2019, and elected president in the runoff national presidential elections that took place in Argentina on October 27, 2019, with the Frente de Todos coalition earning approximately 48.24% of the votes. Mr. Fernández took office on December 10, 2019.

On December 17, 2019, the Fernandez administration submitted a bill proposing a wide range of economic and social reforms to Congress, which passed the Solidarity Law. On December 23, 2019, President Fernández promulgated the Solidarity Law. The new legislation declared a public emergency, which will remain in force until December 31, 2020, in economic, financial, fiscal, administrative, pensions, tariff, energy, health, and social matters. The Solidarity Law sanctioned the delegation of certain legislative powers to the Executive branch, in order to tackle social and economic distress, as well as to adjust Argentina’s public debt profile. The main reforms introduced by the Solidarity Law include the following:

1.
Public Debt and its Sustainability: The Executive branch is authorized to perform all necessary acts to recover and ensure the sustainability of the Argentine public debt. In addition, the Argentine Government was authorized to issue debt securities to the Central Bank for an amount of up to US$4.517 billion in exchange for reserves to be applied solely to meet Argentina’s foreign currency-denominated debt obligations.

2.
Energy System: The Executive branch was authorized to freeze electricity and gas tariffs that are under federal jurisdiction for 180 days, starting on December 23, 2019, and to begin an integral renegotiation of such tariffs with the relevant utilities companies. Furthermore, the Executive branch was authorized to intervene in the administration of the Ente Nacional Regulador de la Electricidad (ENRE) and the Ente Nacional Regulador del Gas (ENERGAS) for a one-year period.

3.
Tax Obligations: The income tax, personal assets tax, credit and debit in banks tax, export and import duties and social security tax rates were modified to increase rates, and a new tax refund system was approved.

Furthermore, the new legislation introduced the Impuesto Para una Argentina Inclusiva y Solidaria (“PAIS Tax”) a special tax applicable to certain foreign exchange transactions.

4.
Wages: The Solidarity Law authorizes the Executive branch to determine minimum wage increases to be mandatorily implemented by employers in the private sector.

5.
Pensions: Commencing on the date of promulgation of the Solidarity Law, the use of the existing formula for the calculation of the periodic state pension adjustments was suspended for 180 days. Following the temporary suspension, the Executive branch will establish a new formula to be used to calculate the necessary pension adjustments on a trimestral basis.

Since assuming office, the Fernandez administration has announced and executed other economic and policy reforms, including: (i) the extension of exchange control measures previously enacted; (ii) the duplication of the legal severance payment that employers must pay in case of dismissing employees without cause; (iii) the extension of the maturity of U.S. Dollar-denominated Letes; (iv) the reduction in, and subsequent price freeze on, the prices of medicines until February 1, 2020; (v) the suspension of the 2018 Fiscal Consensus to increase the provinces’ fiscal autonomy; and (vi) a price freeze on public transportation fares in the metropolitan area of Buenos Aires.

Furthermore, in response to the increasing economic uncertainty that has affected Argentina in 2019, the Central Bank has deployed a number of monetary measures aimed at containing the volatility of the Peso / U.S. dollar exchange rate and the outflow of foreign reserves. In October 2019, the Central Bank introduced new norms regulating natural and legal persons’ access to the foreign exchange market, including monthly limits on purchases of foreign currency for individuals in Argentina. The October 2019 restrictions also provided that the withdrawal of foreign currency abroad using Argentine debit cards by Argentine residents would only be possible if debited to Argentine foreign-currency-denominated bank accounts. In addition, authorized financial entities executing foreign exchange trades of a value equal to or exceeding U.S.$2 million, whether on their own account or on behalf of their customers, were required to notify the Central Bank two business days ahead of completing such trades.

The new measures introduced in October 2019 also affect the regime regulating the import of goods into Argentina and payment thereof. Importers are required to declare the entry through Customs of pre-paid imported goods purchased form unrelated suppliers within 90 days. The pre-payment of imports to suppliers related to the importer instead requires prior Central Bank approval. Importers can access the foreign exchange market in order to pay imported goods or to satisfy foreign-currency debt obligations arising in connection with import financing, only if certain requirements are satisfied: these include the requirement to declare and register the import of goods through the SEPAIMPO (“Seguimiento de Pagos de Importaciones”) system.

On October 31, 2019, the Central Bank published a further resolution limiting financial entities’ ability to access the foreign exchange market to satisfy payments originally made through an Argentine-issued debit or credit card for transactions relating to gambling and betting activities, the purchase of cryptocurrencies, the transfer of funds to investment accounts managed by administrators based abroad, the completion of foreign exchange operations abroad or the transfer of funds to payment services providers. Additionally, financial entities must comply with a U.S.$50 per-transaction cap on cash withdrawals carried out abroad with Argentine-issued credit cards.

On November 7, 2019, the Central Bank further clarified certain aspects of the Argentine foreign exchange regime. Financial entities may allow Argentine residents to access the foreign exchange market for the purposes of repaying principal and interest on foreign-currency-denominated debt or to provide security for such obligations if (1) these debt obligations relate to import or export finance and foreign currency payments are contractually stipulated; (2) the foreign-currency-denominated funds acquired are deposited in an account opened with a local financial entity, unless contractually stipulated by an agreement entered into before August 31, 2019 that such funds should be deposited abroad; (3) the amount of deposits accumulated in foreign currency for servicing debt do not exceed the value to be paid on the next scheduled payment date for such indebtedness; (4) the daily amount of foreign currency to be obtained cannot exceed 20% of the amount set out under (3); (5) the relevant financial entity must review the underlying agreements establishing the foreign currency indebtedness, to verify that the debtor’s access to the foreign exchange market, as envisioned by such agreements, is in compliance with the terms of the Central Bank’s norms. Importantly, foreign currency funds that are not used towards debt servicing as agreed, will need to be liquidated in the foreign exchange market within five working days following the scheduled payment date.

On December 5, 2019, the Central Bank clarified that foreign financial indebtedness disbursed as from September 1, 2019, will be required to be repatriated and settled for pesos through the foreign exchange market only if the debtor will require access to such market with the purpose of servicing principal and interest payments. This provision also applies in respect of issuances by Argentine residents of securities which are publicly registered in the country as from November 29, 2019, denominated and underwritten in foreign currency and whose services of principal and interest are payable locally in foreign currency.

On December 28, 2019, the Fernández Administration issued Decree No. 91/2019 extending the requirement for exporters to repatriate the proceeds of export transactions, as further regulated by the Central Bank.

On April 21, 2020, the Argentine Government announced its offer to exchange external bonds in the aggregate of amount of approximately US$64 billion for new bonds. The Argentine Government did not make the interest payment due on April 22, 2020 with respect to three of its US$-denominated bonds and availed itself of the 30-day grace period provided under the indenture. As of the date of this annual report, there is no certainty on the acceptance the exchange offer will have among the bondholders or whether further negotiations and proposals will be carried out and the consequences of such negotiations.

See “Item 3.D. Risk Factors— Risks Relating to Argentina—Economic and political developments in Argentina and future policies of the Argentine Government, may affect the economy, as well as the operations of the energy industry, including the operations of Central Puerto” and “Item 10.D.—Exchange Controls.”

Recent Developments

Shareholders General Meeting

On March 10, 2020, the Board of Directors of Central Puerto convened an ordinary shareholders general meeting for April 30, 2020, to discuss the following items of the agenda: (i) appointment of two shareholders to sign the minutes; (ii) consideration of the annual report and its exhibit, the consolidated statement of income, of comprehensive income, of financial position, of changes in equity, of cash flow, the notes to the consolidated financial statements and exhibits, the separate statement of income, of comprehensive income, of financial position, of changes in equity, of cash flow, the reporting summary and the additional information to the notes to the financial statements, the auditor’s report, and the statutory auditing committee report, all of them for the period ended December 31, 2019; (iii) consideration of the income (loss) for the period and of the rest of the retained earnings, and of the board of director’s proposal on assigning: (a) Ps.440,441 for statutory reserves; and (b) Ps.8,368,374 from the period income and Ps.730,741 from accumulated retained income to increase the optional reserve, to be destined to: (1) already committed investment projects, and/or (2) future investments related to the new projects approved by the Board of Directors and/or (3) payment of dividends according to the evolution of the financial condition of the Company and pursuant to the Company’s Dividends Distribution Policy, and approval of the profit-sharing bonus payment established in the Company’s bylaws; (iv) consideration of the Board of Directors performance during the period ended December 31, 2019; (v) consideration of the statutory audit committee performance during the period ended December 31, 2019; (vi) consideration of (a) the remuneration of the Company’s Board of Directors for the period ended December 31, 2019, and (b) the advanced payment of fees to the Board of Directors for the year ending December 31, 2020; (vii) consideration of the remuneration of the members of the statutory audit committee for the period ended December 31, 2019 and their fee schedule for the year ending December 31, 2020; (viii) establishing the number of deputy directors, appointment of directors and deputy directors, and continuity of the current chairman until the appointment by the Board of Directors; (ix) appointment of the statutory audit committee members and deputy members for the year ending December 31, 2020; (x) consideration of the remuneration of the external accountant of the Company regarding the annual accounting documents for the year ended December 31, 2019; and (xi) appointment of the external accountant and of the deputy external accountant the year ending December 31, 2020 and establishing its remuneration.

Measures Designed to Address the Covid-19 Outbreak

In late December 2019, a novel form of a pneumonia first noticed in Wuhan, Hubei province (COVID-19, caused by a new strain of coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Several measures have been undertaken by governments of the countries where the coronavirus has affected broad swathes of the population, such as the countries of the European Union, the United Kingdom, the United States of America, South Korea and Japan, among others, to control the coronavirus, including mandatory quarantines, travel restrictions to and from the above listed countries by air carriers and foreign governments. As of April 26, 2020, Argentina identified 3,892 confirmed cases of coronavirus, of which 192 were fatal. To date, Argentina has adopted several measures in response to the COVID-19 outbreak in the country aimed at preventing mass contagion and the overcrowding of the Argentine health service, which include (in chronological order):

●
February 26—March 12, 2020: screening of passengers at airports; mandatory isolation for 14 days of persons with suspected or confirmed cases of COVID-19, persons in close contact with suspected or confirmed cases of COVID-19 and persons arriving or recently arrived from affected zones; closure of activities with high concentration of persons; prohibition of attendance of audience to sporting events;

●
March 13—March 15, 2020: stronger surveillance of Argentine borders; suspension of flights by various airlines and adoption of regulations for the coordination of repatriation flights for Argentine residents; closure of national parks and protected areas; school closures (except for food assistance and administrative purposes);

●
March 16—March 18, 2020: closure of Argentine borders; suspension of domestic flights and long-distance trains and buses operations; suspension of the national soccer league; temporary work leaves for pregnant women, people older than 60 years and other persons considered at special risk upon infection; authorization for federal public employees to work remotely (except for employees providing essential services); promotion of home office policies in the private sector and beginning of construction of eight modular hospitals

●
March 20, 2020: imposition of a nation-wide mandatory lockdown, where transit is restricted to certain “essential activities”. Deployment of security forces for lockdown enforcement;

●
March 20 – April 2, 2020: assistance to Argentine residents abroad; tightening of rules relating to closure of Argentine borders, extension of nation-wide lockdown until April 12, 2020.

●
April 11, 2020: extension of nation-wide lockdown until April 26, 2020. Inclusion of further “essential activities” exempt from mandatory quarantine.

●
April 26, 2020: extension of nation-wide lockdown until May 10, 2020. Inclusion of further “essential activities” exempt from mandatory quarantine

Simultaneously, the Argentine Government has announced and is implementing several stimulus measures to limit the effects of the COVID-19 outbreak on the economy, which includes the following:

●
A one-time Ps.3,100 cash payment to recipients of the universal child allowance;

●
a one-time Ps.3,000 cash payment to retirees receiving minimum benefits (currently Ps.15,892) and those that receive above the minimum but less than Ps.18,892, which covers approximately 4.6 million retirees;

●
a one-time Ps. 3,000 cash payment to recipients of social plans, which targets approximately 556,000 persons;

●
a one-time Ps.10,000 cash payment which will be granted to approximately 7,785,000 unemployed persons and persons employed informally, among other socially vulnerable persons;

●
a capital spending program on infrastructure, education and tourism for approximately Ps.100 billion;

●
an exemption to companies in vulnerable industries from payments relating to employers’ pension contributions, an increase in unemployment insurance and payment by the national Government of a portion of wages for affected companies with a payroll of less than 100 employees; and

●
subsidized loans to small- and medium-sized companies via the financial system of approximately Ps. 30 billion for working capital;

Other measures adopted by the Argentine Government to mitigate the effects of the COVID-19 outbreak in the economy include the following:

●
The prohibition of the disconnection of electric energy, natural gas, running water, fixed telephony, mobile telephony, internet and cable television services due to non-payment of less than three invoices commencing on March 1, 2020 and for a 180-day period, which applies to certain vulnerable users identified in Decree No. 311/2020.

This decree also sets forth that companies that provide the abovementioned services shall grant facilities to their users to pay the debts generated during the 180-day period established therein, following the guidelines established by the applicable enforcement authorities with the approval of the Ministry of Productive Development. In addition, Resolution No. 173/2020 of the Ministry of Productive Development (in effect since April 18, 2020) implements Decree No. 311/2020. Section 6 of such resolution establishes that electricity distribution companies must report to the ENRE (or the corresponding provincial regulatory agency) and the Secretary of Energy, within a 30-day period from the enactment of such resolution, the conditions and/or payment alternatives that will be offered to the beneficiaries from Decree No. 311/2020. The resolution also sets forth that electricity distribution services shall be payable in 30 monthly, equal and consecutive installments, beginning with the first regular invoice to be sent by the distribution companies on September 30, 2020, irrespective of the user’s possibility to pay the invoice before or through a less amount of installments.

Resolution No. 173/2020 established that electricity distribution companies shall, on a monthly basis, report to the ENRE (or the corresponding provincial regulatory agency), and CAMMESA, the amounts billed to their users and subject to the conditions and/or payment modalities actually offered to them, following Decree No. 311/2010, so that CAMMESA (with prior instruction from the Secretary of Energy) replicates the same conditions to the electricity distribution companies to purchase the same volumes of electricity in the WEM.

Section 6 of Resolution No. 173/2020 also establishes that the Secretary of Energy will instruct CAMMESA, within 30 days from enacted such resolution, the conditions and/or payments modalities to implement regarding Large Users of the WEM that fall within the scope of Section 3 of Decree No. 311/2020, considering the report to be issued by the coordination unit established in such resolution;

●
the suspension of certain penalties and disqualifications applicable to checking accounts with insufficient funds until April 30, 2020, and the authorization for banks to grant loans to companies with outstanding debts with ANSES and AFIP;

●
the price freezes as of March 6, 2020, for certain essential goods such as food, personal care, medicines and medical products for a 30-day period;

●
the imposition of maximum prices on goods and services acquired by the Government to address the emergency;

●
the suspension of rent increases, extension of lease contract expiration dates and suspension of evictions due to non-payment of leases until September 30, 2020;

●
the freezing of mortgage payments and certain UVA-indexed loans;

●
the adoption of a program to increase productivity (Programa de Recuperación Productiva, or “REPRO”) by which the Government funds a portion of the monthly wages of private sector employees working for companies affected by the pandemic and whose revenues have declined;
●
the prohibition of unjusti dismissals and suspensions;

●
the reduction of pension and tax charges to health service providers aimed at strengthening the health sector and ensuring medical assistance;

●
the shortening of the term applicable to export reimbursements for industrial sector companies;

●
requirement that exports of medical inputs and equipment necessary to overcome the pandemic obtain prior governmental authorization;

●
one-time Ps. 5,000 payment to public sector employees in the health, security and national defense areas;

●
elimination of import taxes applicable to certain essential goods such as alcohol, laboratory or pharmaceutical items, medical gloves, disinfectants and other health-related equipment and inputs;

●
suspension until April 30, 2020 of tax foreclosures by AFIP for PYMES;

●
assistance by the national Government to the provinces in an aggregate amount of Ps,120 billion.

See “Item 3.D Risk Factors— Risk Relating to Our Business —The novel coronavirus could have an adverse effect on our business operations and financial conditions”

New Energía Base regulatory framework – Res. 31/20

On February 27, 2020, the Secretariat of Energy issued Resolution 31/20, which replaces the regulatory framework for Energía Base applicable from February 1, 2020. The main changes were:

●
Prices are set in Argentine pesos.

●
Initial variable energy price although denominated in Argentine pesos, remained almost unchanged. The applicable exchange rate between the new price in Argentine pesos and the previous price in U.S. dollars was Ps.60 per U.S. dollar, similar to the average exchange rate during January 2020 of Ps. 60.01 per US dollar.

●
Initial power price for energy from thermal units were approximately reduced by 16% and set in Argentine pesos.

●
Generation units with less than 30% Utilization Factor in the last twelve months receive 60% of the price, compared to up to 70% before. Additionally, if the Utilization Factor is between the 30-70% threshold the generation units receive a linear proportion between 60 and 100% of the power price, and if the Utilization Factor is 70% or greater, the generation units receive 100% of the price.

●
Initial fixed power price for hydroelectric plants was approximately reduced by 45 % and set in Argentine pesos.

●
A new remuneration scheme for peak demand hours generation was established to partially mitigate the fixed power price, taking into consideration the equipment the generating company has.

●
The prices set in pesos will have a monthly adjustment with the following formula: (i) 60% of the CPI, plus (ii) 40% of the WPI (stated in Annex VI of Resolution 31/20).

However, on April 8, 2020, Central Puerto learned that the Secretary of Energy may have instructed CAMMESA to postpone until further notice the application of Annex VI, related to the price update mechanism described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”. Accordingly, CAMMESA did not apply the price update mechanism for the March 2020 monthly payments under Energy Base. The Company is evaluating the effects that the non-application of the aforementioned Annex VI would have, as well as the steps to be followed in this regard.

Transfer of the Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano Plants and dilution on TJSM and TMB

As of December 31, 2019, we had a 30.8752% interest in TJSM and a 30.9464 % interest in TMB, both companies that are engaged in managing the purchase of equipment, building, operating and maintaining power plants constructed under the FONINVEMEM program. We have the right to name two out of nine directors on the board of directors of each company. As of the date of this annual report, we also own 56.19% of CVOSA, the company that operates the thermal power plant in Timbúes.

After ten years of operations, each company is entitled to receive property rights to such power plants from the respective trusts currently holding such power plants. At such time, the term of the trusts expires and the Argentine Government, that financed part of the construction, should be incorporated as a shareholder of TJSM and TMB. Consequently, our interests in TJSM and TMB will be significantly diluted In the case of TMB and TJSM, the ten-year period expired on January 7, 2020 and on February 2, 2020, respectively. From such dates, during the following 90-days, TJSM and TMB and their shareholders have to perform all the necessary acts to allow the Argentine Government to receive the corresponding shares in the equity stake of TJSM and TMB that their contributions entitle the Argentine Government to receive. The restrictions imposed by the Argentine Government since March 20, 2020 to address the outbreak of COVID-19 made the performance of such acts impossible within the 90-day period. Accordingly, TJSM and TMB invoked said circumstances as a force majeure event and postponed such acts to May 2020.

On January 3, 2020, the Argentine Government sent a notice to the Company stating that, in accordance with FONINVEMEN Agreement, TJSM and TMB should perform all necessary acts to incorporate the Argentine Government as shareholder of both companies, claiming, in each case, the following equity interest rights: 65.006% in TMB and 68.826% in TJSM.

On January 9, 2020, Central Puerto, together with the other generation companies, shareholders of TJSM and TMB, replied such notice stating that the Argentine Government’s equity interest claims does not correspond with the contributions made for the construction of the power plants under the terms of the FONINVEMEM Agreement that give rights to claim such equity interest. On March 4, 2020, the Argentine Government reiterated its previous claim to the Company. As of the date of this annual report, Central Puerto is evaluating future steps.

As of the date of this annual report we cannot estimate the exact effects that the potential dilution of our interests in TJSM and TMB due to the fact that the Argentine Government’s stake in these companies is currently under discussion.

See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

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

As of December 31, 2019, we owned and operated five thermal generation plants, one hydroelectric generation plant and five wind farms, for the generation of electric power in Argentina. We had a combined installed capacity of 4,273 MW and have significantly improved our position as a major SADI electric power generator, producing approximately 11.3% of the energy generated by private sector SADI generators in 2019.

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

HPDA’s controlling shareholder was Hidroneuquén S.A. (“HNQ”), a company that was under the control of the SADESA group, which held a 59.00% interest. The remaining shareholders were: (i) the Argentine Government (26.00% interest), (ii) the Province of Neuquén (13.00% interest) and (iii) HPDA’s Employee Stock Ownership Program (2.00% interest). HPDA held 21.00% of the shares of CVOSA, the company that operates the thermal power plant in Timbúes. Following the 2014 Merger, CVOSA became our subsidiary.

Centrales Térmicas Mendoza S.A. (CTM)

CTM was a sociedad anónima (corporation) incorporated in 1993 focused on electric power generation and steam production. Before the 2014 merger, CTM was focused on two primary activities: electric power generation and steam production. CTM owned the Luján de Cuyo plant located in Luján de Cuyo in the Province of Mendoza, which began commercial operation in 1971. With the installation of its first two steam turbines, had an installed capacity of 509 MW and was the top producer of electric power in the Cuyo region. For more information regarding CTM’s operations that were transferred to us in the 2014 Merger, see “—Electricity Generation from our Thermal Generation Plants—Luján de Cuyo plant.”

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

Distribuidora de Gas Cuyana S.A. (DGCU) and Distribuidora de Gas del Centro S.A. (DGCE)

In addition, on January 7, 2015, acting individually, but simultaneously with other investors, we acquired non-controlling equity interests in DGCU (whose shares are listed on BYMA) and DGCE. Considering the direct and indirect interests, we acquired (i) a 22.49% equity stake in DGCU and (ii) a 39.69% equity stake in DGCE.

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

Following the Merger between IGCE, IGCU, RPBC and MAGNA (See Item 4.A - Merger between IGCE, IGCU, RPBC and MAGNA), as of the date of this annual report, IGCE holds a 51.00% interest in DGCU, and we hold a 42.31% interest in IGCE. Therefore, we indirectly hold a 21.5781% equity interest in DGCU.

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

As of the date of this annual report, we hold a 42.31% interest in IGCE and a direct 17.20% interest in DGCE. Therefore, we hold, both directly and indirectly, a 40.593199% in DGCE.

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

Ecogas had a gas distribution network covering 33,867 km and served approximately 1,347,592 customers as of December 31, 2019. In 2019, Ecogas distributed an average of 13.33 million cubic meters of natural gas per day; and in 2019, Ecogas distributed an average of 13.80 million cubic meters of natural gas per day. This volume of distribution represented approximately 14.93% and 15.70% of the gas delivered by all the distribution companies in Argentina in 2019 and in 2018, respectively, according to data from Ecogas.

Control Acquisition by Tender Offer of Third Parties in respect of DGCU shares

On January 7, 2015, the Company acquired 49% of interests in IGCU, the parent company of DGCU and, as a result, the Company held indirectly 24.49% of DGCU’s capital stock. Following this acquisition, Magna, RPBC, Central Puerto and Mr. Federico Tomasevich (jointly, the “Offerors”) resolved to participate proportionally in the tender offer for DGCU’s shares with voting rights that were publicly listed on the BYMA in order to acquire the remaining outstanding shares of DGCU that the Offerors did not already own. On October 30, 2015, the board of directors of the CNV approved the tender offer. Upon termination of the offer in January 2016, since no acceptances were tendered, no shares were acquired in this tender offer. During 2019, IGCE absorbed IGCU, RPBC and MAGNA. As of the date of this annual report, we own a 42.31% interest in IGCE and, as a result, we indirectly hold a 21.58 % equity interest in DGCU. For further information on the merger of IGCE and IGCU, see “— Merger between IGCE, IGCU, RPBC and MAGNA.”

Merger between IGCE, IGCU, RPBC and MAGNA

On March 28, 2018, the Board of Directors of IGCE, IGCU, RPBC Gas S.A. (“RPBC”) and Magna Inversiones S.A. (“Magna”), approved the Preliminary Merger Agreement (Compromiso Previo de Fusión) of the aforementioned companies (the “Merger”), in which IGCE will act as the surviving company and IGCU, RPBC and Magna, as absorbed companies.

On August 9, 2019, ENARGAS issued resolution No. RESFC-2019-458-APN-DIRECTORIO#ENARGAS, approving the merger in the terms of such resolution.

On September 12, 2019 the merger was registered with the Public Registry of the City of Buenos Aires (Inspección General de Justicia).

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

La Plata Plant Sale

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant for a total sum of US$31.5 million (without VAT), subject to certain conditions. On February 8, 2018, after such conditions were met, the plant was transferred to YPF EE, including generation assets, personnel and agreements related to the operation and/or maintenance of the La Plata plant’s assets, with effective date January 5, 2018. Consequently, as of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results were classified for the years ended December 31, 2018, and 2017 as discontinued operations. See “Item 5.A. Operating Results—Factors Affecting our Results of Operations—Sale of the La Plata Plant” and Note 21 to our audited consolidated financial statements.

The contract between us and Transportadora de Gas del Sur (“TGS”) for the natural gas transportation capacity has remained effective after the sale of the La Plata plant. Pursuant to the terms of our agreement with YPF EE, we resell our gas transportation capacity to YPF EE through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF EE will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas seller to permit the resale of our gas transportation capacity to YPF EE without the risk of intervention from interested third parties. On July 20, 2018, we were effectively registered as natural gas sellers.

New renewable energy projects - CP Renovables S.A.

In 2016, we incorporated a subsidiary, CP Renovables S.A. (“CP Renovables”), to develop, construct and operate renewable energy generation projects. As of the date of this annual report, the company participated in the Renovar Rounds 1.0, 1.5 and 2.0, in which it was awarded with the La Castellana I, Achiras and La Genoveva I projects with 20-year PPA contracts with CAMMESA, each of the projects constructed or currently under construction by CP La Castellana S.A.U. (a subsidiary of CP Renovables S.A.), CP Achiras (a subsidiary of CP Renovables S.A.) and Vientos La Genoveva I (a subsidiary of Central Puerto S.A.).

In August 2018 and September 2018, respectively, the La Castellana I and Achiras wind farms started operations. As of the date of this annual report, La Genoveva I wind farm is currently under construction in an advanced stage. The original COD of the plant was expected for May 2020, but due to the outbreak of COVID-19, the construction of the plant was temporarily suspended, which may result in delays in the COD. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants.”

In addition, the Ministry of Energy and Mining through Resolution 281-E/ 2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies and the conditions for granting “dispatch priority” that allows such transactions to take place and ensures that the private generating companies will not be restricted in the future in its generation dispatch (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). In July 2019, September 2019, December 2019/January 2020/March 2020, and February 2020, the wind farms La Castellana II (developed by CP Energy Solutuons S.A.U.), La Genoveva II (developed by Vientos La Genoveva II S.A.U.), Manque (CP Manque S.A.U.), and Los Olivos (CP Los Olivos S.A.U.), respectively, reached their COD. As of the date of this annual report, we have already entered into long-term PPA contracts with private customers for 100% of the estimated energy generation capacity of our term market renewable energy projects developed under Resolution No. 281-E/17 regulatory framework.

New thermal cogeneration plants

In 2017, the Secretariat of Electric Energy, pursuant to Resolution SEE No. 287-E/17, called for proposals for the supply of electric power to be generated through the installation of co-generation units, among others. We submitted bids on August 9, 2017, and, on September 25, 2017, we were awarded two co-generation projects, the Terminal 6-San Lorenzo and the Luján de Cuyo projects, which will represent two additional sources of income to the Company: (i) electric power sales to CAMMESA through 15-year term PPAs which are priced in U.S. dollars; and (ii) steam sales pursuant to separate steam supply agreements negotiated with private offtakers.

On October 5, 2019, the new Luján de Cuyo cogeneration Project started operations.

As of the date of this annual report, the Terminal 6-San Lorenzo project is in a very advance stage of construction, and the expected COD for the project was scheduled for September 2020. However, due to the outbreak of COVID-19, the project may experience delays. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants.”

Purchase of the Brigadier López Plant

On June 14, 2019 Central Puerto, in the context of a local and foreign public tender called by IEASA, which had been awarded to the Company, purchased the Brigadier López Plant which was transferred on that date including: a) personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used in connection with the operation of the Brigadier López Plant; b) IEASA’s contractual position in certain existing contracts (including Turbogas and Turbosteam supplying contracts with CAMMESA and the Brigadier López Financial Trust Agreement (as defined below), among others); c) permits and authorizations in effect related to the Brigadier López Plant operation; and d) Brigadier López Plant employees.

The Brigadier López Plant has installed a Siemens gas turbine of 280.5 MW. According to the tender specifications and conditions, the project already has the boiler and a steam turbine to reach the closing of the combined cycle, which will generate 420 MW in total. The works for the closing of the combined cycle are pending. See “Item 3D. Risk Factors—Risks Relating to our Business— The novel coronavirus could have an adverse effect on our business operations and financial conditions”.

Item 4.B
Business overview

Overview

We are one of the largest private sector power generation companies in Argentina, as measured by generated power, according to data from CAMMESA. In the year ended December 31, 2019, we generated a total of 14,849 net GWh of power, representing approximately 17.51% of the power generated by private sector generation companies in the country during such period, according to data from CAMMESA. We had an installed capacity of 4,273 MW as of December 31, 2019. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”).

We have a generation asset portfolio that is geographically and technologically diversified. Our facilities are distributed across the City of Buenos Aires and the provinces of Buenos Aires, Córdoba, Mendoza, Neuquén, Río Negro and Santa Fe. We use conventional and renewable technologies (including hydro power) to generate power, and our power generation assets include combined cycle, gas turbine, steam turbine, co-generation, hydroelectric, and wind turbines.

The following table presents a brief description of the power plants we owned and operated as of December 31, 2019.

Power plant	Location	Installed capacity (MW)	Technology
Puerto Nuevo(1)	City of Buenos Aires	589.00	Steam turbines
Nuevo Puerto(1)	City of Buenos Aires	360.00	Steam turbines
Puerto combined cycle(1)	City of Buenos Aires	765.00	Combined cycle
Luján de Cuyo plant	Province of Mendoza	595.32	Steam turbines, gas turbines, two cycles and mini-hydro turbine generator, producing electric power and steam
Brigadier López plant	Province of Santa Fe	280.50	Gas turbine
Piedra del Águila plant	Piedra del Águila (Limay River, bordering provinces of Neuquén and Río Negro)	1,440.00	Hydroelectric plant
La Castellana I wind farm(2)	Province of Buenos Aires	100.80	Wind turbines
La Castellana II wind farm(2)	Province of Buenos Aires	14.40	Wind turbines
La Genoveva II wind farm	Province of Buenos Aires	41.80	Wind turbines
Achiras wind farm(2)	Province of Córdoba	48.00	Wind turbines
Manque wind farm	Province of Córdoba	38.00	Wind turbines
Total		4,272.82 MW

(1)
Part of the “Puerto Complex” as defined in “Business.”
(2)
La Castellana I, La Castellana II, Achiras, Manque, and La Genoveva II wind farms are owned by CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Achiras S.A.U., CP Manque S.A.U., and Vientos La Genoveva II S.A.U., respectively, the first four of which are fully owned subsidiaries of CP Renovables S.A. while the last one is a fully owned subsidiary of Central Puerto S.A. As of the date of this annual report, we own a 70% interest in CP Renovables. See “Item 4.B. Business Overview—Our Subsidiaries”. As of December 31, 2019, Manque wind farm had an installed capacity of 38 MW. On January 23, 2020 the capacity of the plant was increased to 53.20 MW, and on March 3, 2019, it was increased to 57 MW, the total power of the project. This increase in the power capacity of the plant was not included in the table above.

As of December 31, 2019, La Castellana II wind farm had an authorized installed capacity of 14.40 MW. On February 21, 2020 CAMMESA granted the authorization to increase the output to the grid for up to 15.20 MW. This increase in the plant’s power capacity was not included in the table above.
On February 21, 2020, Los Olivos wind farm was granted the commercial authorization by CAMMESA for up to a power capacity of 22.80 MW, which is not included in the table above.

In addition, we participate in two arrangements known as the FONINVEMEM and the CVO Agreement, which are managed by CAMMESA at the instruction of the Ministry of Energy (for more information see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs”). The Argentine Government created the FONINVEMEM with the purpose of repaying power generation companies, like us, the existing receivables for electric power sales between 2004 and 2011 and funding the expansion and development of new power capacity. As a result of our participation in this arrangement, we receive monthly payments for certain of our outstanding receivables with CAMMESA. Additionally, we have an equity interest in the companies that operate the FONINVEMEM and CVO Agreement’s new combined cycle projects, which will be entitled to have an ownership of the combined cycle projects.

During 2019, we collected Ps. 1.13 billion from FONINVEMEM receivables, and Ps. 8.45 billion from CVO receivables (including installments 1 to 10 which were due during 2018), measured in current amounts as of December 31, 2019.

As of December 31, 2019, we held equity interests in the companies that operate the following FONINVEMEM thermal power plants:

Power plant	Operating Company	Location	Installed capacity (MW)	Technology	% Interest in the operating company(1)
San Martín	Termoeléctrica José de San Martín S.A. (TJSM)	Timbúes, Province of Santa Fe	865	Combined cycle plant, which became operational in 2010	30.8752%
Manuel Belgrano	Termoeléctrica Manuel Belgrano S.A. (TMB)	Campana, Province of Buenos Aires	873	Combined cycle plant, which became operational in 2010	30.9464%
Vuelta de Obligado	Central Vuelta de Obligado S.A. (CVOSA)	Timbúes, Province of Santa Fe	816	Combined cycle plant, which became operational in March 2018	56.1900%

(1)
In each case, we are the private sector generator with the largest ownership stake.

After ten years operating each company (which occurred on February 2, 2020 for TJSM, January 7, 2020 for TMB and will occur on March 20, 2028 for CVOSA), each company is entitled to receive property rights to such power plants from the respective trusts currently holding such power plants. Since the Argentine government financed part of the construction, it will be incorporated as a shareholder of TJSM, TMB and CVOSA, and our interests in TJSM, TMB and CVOSA significantly diluted. See “Item 3.D. Risk Factors—Risks Relating to Our Business—Our interests in TJSM, TMB and CVOSA will be significantly diluted.”

On January 3, 2020, the Argentine Government sent a notice to the Company stating that, in accordance with FONINVEMEM Agreement, TJSM and TMB should perform all necessary acts to incorporate the Argentine Government as shareholder of both companies, claiming, in each case, the following equity interest rights: 65.006% in TMB and 68.826% in TJSM.

On January 9, 2020, Central Puerto, together with the other generation companies, shareholders of TJSM and TMB, replied such notice stating that the Argentine Government’s equity interest claims does not correspond with the contributions made for the construction of the power plants under the terms of the FONINVEMEM Agreement that give rights to claim such equity interest. On March 4, 2020, the Argentine Government reiterated its previous claim to the Company. As of the date of this annual report, Central Puerto is evaluating future steps, and consequently, we cannot estimate the exact potential dilution of our interests in TJSM and TMB. In the case of CVOSA, the Argentine Government’s stake will be at least 70% pursuant to FONINVEMEM arrangements for CVOSA. Any dilution of our interest in TJSM, TMB or CVOSA could reduce our income, related to those power plants, which could adversely affect our results of operations. See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

The following set of graphs shows our total assets under the FONINVEMEM program:

(1)
Ownership structure prior to the transfer of the plant to the operating company and the incorporation of the Argentine Government. Enel includes Enel Generación Costanera S.A., Central Dock Sud S.A. and Enel Generación El Chocón S.A.

Source: TJSM, TMB and CVOSA

The following graphic breaks down where our plants and power investments were located in Argentina as of December 31, 2019, and their installed capacity:

Current geographic footprint

13
12
10
9
8
3
4
5
11
1
7
6
2

Power capacity (MW)	Assets in operation	Assets under construction	FONI Plants
1 Puerto complex	1,714	-	-
2 Piedra del Águila	1,440	-	-
3 Luján de Cuyo	595	-	-
4 Brigadier López (1.C)	281	-	-
5 San Lorenzo	-	391	-
6 La Castellana I & II	115	1	-
7 Genoveva I & II	42	88	-
8 Achiras I	48	-	-
9 Manque	38	15	-
10 Los Olivos	-	23	-
11 Manuel Belgrano	-	-	873
12 San Martin	-	-	865
13 Vuelta de Obligado	-	-	816
Total	4,273	518	2,554

■ Assets currently in operation ■ Assets under construction ■ Central Puerto equity interest in companies operating FONI plants

_____________
(1)
“Assets under construction” refers to (a) Los Olivos wind farms which started operations in February, 2020, La Genoveva I, which is currently under construction, the increase of the installed capacity of the Manque wind farm, which as of December 31, 2019 had an installed capacity of 38 MW. As of January 23, 2020 its installed capacity increased to 53.2 MW, and as of March 3, 2020, to 57 MW, the total power of the project) and the output to the grid from the La Castellana II wind farm increase from 14.40 MW as of December 31, 2019 to 15.20 MW on February 22, 2020, the total installed capacity of the project; (b) the Terminal 6 Plant, which is under construction; (c) the Brigadier López plant expansion project has not commenced as of the date of this annual report (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants). As of the date of this annual report, we have an aggregate installed capacity of 4,315 MW.
(2)
“FONINVEMEM Plants” refers to the plants José de San Martín, Manuel Belgrano and Vuelta de Obligado that we expect to be transferred from FONINVEMEM trusts to the operating companies, TJSM, TMB and CVOSA, respectively. For a description of when we expect this transfer to occur and other information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”
(3)
Power capacity numbers have been rounded. The power capacity with respect to the assets under construction is the expected power capacity of the plant, which may differ from the awarded capacity.

In the year ended December 31, 2019, we had revenues for continuing operations of Ps.35.96 billion (or US$600.45 million).

In the year ended December 31, 2019, we sold approximately 92.37% of our electric energy sales (in MWh) under the Energía Base. Sales under Energía Base accounted for 76.14% of our revenues in the year ended December 31, 2019. In the year ended December 31, 2016, tariffs under the Energía Base were paid by CAMMESA based on a fixed and variable costs system which was determined by the former Secretariat of Electric Energy pursuant to Resolution SE No. 95/13, as amended. These tariffs were adjusted annually, denominated in pesos, and remained unchanged throughout the year. From February 2017 to February 2019, the Energía Base was regulated by Resolution SEE No. 19/17, which replaced Resolution SE No. 95/13, as amended. Resolution SEE No. 19/17 increased the Energía Base’s tariffs and denominated them in U.S. dollars. From March 2019 to and including January 2020, Energía Base was regulated by Resolution SRRyME No. 1/19, which abrogated Resolution SE No. 19/17. Resolution SRRyME No. 1/19 decreased the tariffs for the energy and power. On February 27, 2020, the Secretariat of Energy issued Resolution 31/20, which replaces the regulatory framework for Energía Base applicable from February 1, 2020. The main changes were:

●
Prices are set in Argentine pesos.

●
Initial variable energy price although denominated in Argentine pesos, remained almost unchanged. The applicable exchange rate between the new price in Argentine pesos and the previous price in U.S. dollars was Ps.60 per U.S. dollar, similar to the average exchange rate during January, 2020 of Ps. 60.01 per US dollar.

●
Initial power price for energy from thermal units were approximately reduced by16% and set in Argentine pesos.

●
Generation units with less than 30% Utilization Factor in the last twelve months receive 60% of the price, compared to up to 70% before. Additionally, if the Utilization Factor is between the 30-70% threshold the generation units receive a linear proportion between 60 and 100% of the power price, and if the Utilization Factor is 70% or greater, the generation units receive 100% of the price.

●
Initial fixed power price for hydroelectric plants was approximately reduced by 45 % and set in Argentine pesos.

●
A new remuneration scheme for peak demand hours generation was established to partially mitigate the fixed power price, taking into consideration the equipment the generating company has.

●
The prices set in pesos will have a monthly adjustment with the following formula: (i) 60% of the CPI, plus (ii) 40% of the WPI.

However, on April 8, 2020, Central Puerto learned that the Secretary of Energy may have instructed CAMMESA to postpone until further notice the application of Annex VI, related to the price update mechanism described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”. Accordingly, CAMMESA did not apply the price update mechanism for the March 2020 monthly payments under Energy Base. The Company is evaluating the effects that the non-application of the aforementioned Annex VI would have, as well as the steps to be followed in this regard.

Under the Energía Base, the fuel required to produce the energy we generate is supplied by CAMMESA free of charge, and the price we receive as generators, for sales not made under term contracts, is determined by the Resolution SE No. 31/2020 without accounting for the fuel CAMMESA supplies. Our compensation under the Energía Base depends to a large extent on the availability and energy output of our plants, and in the case of the thermal units, the Utilization Factor of each machine.

On November 7, 2018, pursuant to Res. SE 70/18, the Argentine Government authorized generators to purchase their own fuel for assets under the Energía Base Regulatory framework. If generation companies opt to take this option, CAMMESA values and pays the generators their respective fuel costs in accordance with the Variable Costs of Production (CVP) declared by each generator to CAMMESA. The agency in charge of dispatch (Organismo Encargado del Despacho or “OED” using the Spanish acronym) -CAMMESA- continued to supply the fuel for those generation companies that do not elect to take this option. In accordance to Res. SEE 70/18, in November 2018, we started purchasing fuel for our Luján de Cuyo combined cycle, and in December 2018, for all our thermal units. In the year ended December 31, 2019, income under Res. SEE 70/18 accounted for 30.39% of our revenues.

On December 27, 2019, the Ministry of Productive Development issued Resolution MDP No. 12/2019, repealing Resolution SGE No. 70/2018 and restoring Art. 8 of Res. SE 95/2013. Beginning January 2020, CAMMESA became the only fuel supplier for generation companies, except for (i) thermal units that had prior commitments with CAMMESA for energy supply contracts with their own fuel management and (ii) thermal units under the Energía Plus regulatory framework, authorized under Resolution SE No.1281/05 to supply energy to large private users.

Additionally, we have sales under contracts, including (i) term market sales under contract, (ii) MATER sales under contracts, (iii) Energía Plus sales under contract; and (iii) sales of energy under the RenovAr Program. Term market sales under contract include sales of electric power under negotiated contracts with private and public sector counterparties. MATER sales under contracts include sales of electric power under negotiated contracts with private and public sector counterparties generated exclusively from renewable energy plants. In all cases, sales under contracts generally involve PPAs with customers and are contracted in U.S. dollars. The prices in term market sales under contracts from thermal units and Energía Plus contracts include the price of fuel used for generation, the cost of which is assumed by the generator, or include such cost as a component of the sale that is charged to the client. For terms longer than one year, these contracts typically include electric power price updating mechanisms in the case of fuel price variations or the generator being required to use liquid fuels in the event of a shortage of natural gas. For more information regarding our main clients for term market sales under contract, see “Business—Our Customers.” Term market sales under contract, and MATER sales under contracts accounted for 2.51% and 0.76% of our electric power sales (in MWh) and 11.04% and 1.09% of our revenues for the year ended December 31, 2019, respectively. In our Luján de Cuyo plant, we are also permitted to sell a minor portion (up to 16 MW) of our generation capacity and electric power under negotiated contracts with private sector counterparties under the Energía Plus, to encourage private sector investments in new generation facilities. Energía Plus sales under contracts accounted for 0.26% of our electric power sales (in MWh) and 0.53% of our revenues for the year ended December 31, 2019. These contracts typically have one to two year terms, are denominated in U.S. dollars and are paid in pesos at the exchange rate as of the date of payment. Under the rules and regulations of the Energía Plus, the generator buys the fuel to cover the committed demand of electric power and supplies the electric power to large electric power consumers at market prices, denominated in U.S. dollars, previously agreed between the generator and its clients. Sales under RenovAr Program accounted for 4.28% of our electric power sales (in MWh) and 7.38% of our revenues for the year ended December 31, 2019. See “Item 4.B. Business Overview—The Argentine Electric Power Sector.”

We also produce steam. As of December 31, 2019, we had an installed capacity of 125 tons per hour. Steam sales accounted for 1.21% of our revenues for the year ended December 31, 2019. Our production of steam for the year ended December 31, 2019 was 1,018 thousand metric tons. Our Luján de Cuyo plant, supplies steam under negotiated contracts with YPF.

Our Luján de Cuyo plant has new a combined heat and power (CHP) unit in place, which started operations on October 5, 2019, replacing the previous CHP, and supplies up to 125 metric tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam supply agreement. This contract is denominated and invoiced in U.S. dollars, but can be adjusted in the event of variations in U.S. dollar-denominated prices for fuel necessary for power generation. This new steam supply contract with YPF was entered into on December 15, 2017 for a period of 15 years and replaced the contract in place with YPF. For further information on the steam supply agreements with YPF for the Luján de Cuyo plant, see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Sales Under Contracts, Steam Sales and Others —Steam supply to YPF—Luján de Cuyo plant”.

After the La Plata Plant Sale, the contract between us and TGS for the natural gas transportation capacity has remained effective. Pursuant to the terms of our agreement with YPF EE, we resell our gas transportation capacity to YPF EE through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF EE will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas seller to permit the resale of our gas transportation capacity to YPF EE without the risk of intervention from interested third parties. On July 20, 2018, we were effectively registered as natural gas sellers. The resell to YPF EE of our natural gas transportation capacity accounted for 0.80% of our revenues for the year ended December 31, 2019.

In addition, we have income derived from the operating fee that we receive for the management of the Central Vuelta de Obligado plant. The income from the management of the Central Vuelta de Obligado plant accounted for 1.42% of our revenues for the year ended December 31, 2019.

The following graph breaks down our revenues from continuing operations in the year ended December 31, 2019 by regulatory framework:

Source: Central Puerto.

(1)
Includes (i) sales of energy and power to CAMMESA remunerated under Resolution No. 95, Resolution No. 19/2017, and Res. SE 1/2019 (ii) spot sales of energy and power to CAMMESA not remunerated under Resolution No. 95 (as amended), (iii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity and (iv) income related to Res. SEE 70/18 (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Schemes—Resolution SEE 70/18—Option to purchase fuel for units under Energía Base Regulatory Framework.”). See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine Government—The National Program.”

Note: From February 27, 2020, a new remuneration scheme for Energía Base applicable from February 1, 2020 came into effect with Resolution 31/20. For more information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

The following graph breaks down our electric energy sales from continuing operations in the year ended December 31, 2019 by regulatory framework, in MWh:

Source: Central Puerto.

Note: From February 27, 2020, a new remuneration scheme for Energía Base applicable from February 1, 2020 came into effect with Resolution No. 31/2020. For more information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

As of the date of this annual report, we have plans underway to expand our generating capacity through renewable energy projects, including one wind energy project currently under construction with expected generating capacity of 88.2 MW (La Genoveva I) (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants).

In 2015 and 2016, we acquired four heavy-duty, highly efficient gas turbines: (i) one General Electric gas turbine with a capacity of 373 MW; (ii) two Siemens gas turbines, each with a capacity of 298 MW; and (iii) one Siemens gas turbine with a capacity of 286 MW, which we are currently installing in our Terminal 6 San Lorenzo co-generation project. Additionally, we have also acquired 130 hectares of land in the north of the Province of Buenos Aires, in a location that provides excellent conditions for fuel delivery and access to power transmission lines.

We also own long-term significant non-controlling investments in companies that have utility licenses to distribute natural gas through their networks in the provinces of Mendoza, San Juan, San Luis, Córdoba, Catamarca and La Rioja. Considering our direct and indirect interests, we hold (i) a 22.49% equity stake in DGCU and (ii) a 36.69% equity stake in DGCE (Ecogas). Ecogas has a gas distribution network covering 33,867 km and as of December 31, 2019, served approximately 1,347,592 customers. Ecogas had a gas distribution network covering 33,867 km and served approximately 1,347,592 customers as of December 31, 2019. In 2019, Ecogas distributed an average of 13.33 million cubic meters of natural gas per day; and in 2018, Ecogas distributed an average of 13.80 million cubic meters of natural gas per day. This volume of distribution represented approximately 14.93% and 15.70% of the gas delivered by all the distribution companies in Argentina in 2019 and in 2018, respectively, according to data from Ecogas. In the year ended December 31, 2019 our interest in Ecogas produced Ps. 1.02 billion in share of profit of an associate, which represented 11.80% of our net income for such period.

At a meeting of our shareholders on December 16, 2016, in accordance with the strategic objective of focusing on assets within the energy industry, the shareholders considered a potential sale of our equity interests in Ecogas to Magna Energía S.A. but voted to postpone the decision. We are currently assessing various strategic opportunities regarding DGCU and DGCE, including a possible partial or total sale of our equity interest in them. On January 26, 2018, the shareholders of DGCE approved the admission of DGCE to the public offering regime in Argentina. On March 14, 2018, the Company authorized the offer of up to 10,075,952 common class B shares of DGCE, in a potential public offering authorized by the CNV, subject to market conditions. This authorization was encompassed within February 23, 2018 authorization of the Board of Directors for the sale of up to 27,597,032 common B shares of DGCE. However, due to market conditions, DGCE shareholders decided to postpone the offer. On October 24, 2019, the CNV notified DGCE the cancellation of the authorization for the public offering.

Our Competitive Strengths

We believe that we have achieved a strong competitive position in the Argentine power generation sector primarily as a result of the following strengths:

●
One of the largest private sector power companies in Argentina. We are one of the largest private sector power generation companies in Argentina, as measured by power generated, according to data from CAMMESA. In the year ended December 31, 2019, we generated a total of 14,849 net GWh of power for continuing operations. As of December 31, 2019, we had an installed generating capacity of 4,273 MW. Our leading position allows us to develop a range of sales and marketing strategies, without depending on any one market in particular. Additionally, our size within the Argentine market positions us well to take advantage of future developments as investments are made in the electric power generation sector. Our ample installed capacity is also an advantage, as we have enough capacity to support large, negotiated contracts.

The following graphs shows the SADI’s total power generation by private companies and market share for 2019 (grouped by related companies and subsidiaries):

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

●
High quality assets with strong operational performance. We have a variety of high-quality power generation assets, including combined cycle turbines, gas turbines, steam turbines, hydroelectric technology and steam and power co-generation technology, with a combined installed generating capacity of 4,315 MW, as of the date of this annual report. Our efficiency levels compare favorably to those of our competitors due to our efficient technologies. The following chart shows the efficiency level for the period between November 2019 and April 2020 of each of our generating units compared to our main competitors based on heat rate, which is the amount of energy used by an electric power generator or power plant to generate one kWh of electric power.

Source: CAMMESA.

The following chart shows the availability ratio of our thermal assets as compared to the market average:

Source: Central Puerto, CAMMESA. 1Average market availability for thermal units.

We have long-term maintenance contracts with the manufacturers of our combined cycle units and co-generation plants with the largest capacity, namely the Puerto combined cycle unit (CEPUCC), the LDCUDCC25 combined cycle unit at the Luján de Cuyo plant, the Brigadier López gas turbine (BLOPTG01) and the co-generation units at the Luján de Cuyo plant (LDCUTG23, LDCUTG24, LDCUTG26, LDCUTG27), under which the manufacturers provide maintenance using best practices recommended for such units. Our remaining units receive maintenance through our highly trained and experienced personnel, who strictly follow the recommendations and best practices established by the manufacturers of such units. We are also capable of generating power from several sources of fuel, including natural gas, diesel oil and fuel oil. In addition, in recent years we have invested in adapting our facilities to be able to generate power from biofuels, and we have developed business relationships over the years with strategic companies from the oil and gas and the biofuel sectors. Our power generation units are also favorably positioned along the system’s power dispatch curve (the WEM marginal cost curve) as a result of our technologically diverse power generation assets and high level of efficiency in terms of fuel consumption, which ensures ample dispatch of energy to the system, even when taking into account new capacity additions expected in the coming years that were awarded pursuant to auctions to increase thermal generation capacity and capacity from renewable energy sources.

●
Diversified and strategically located power sector assets. Our business is both geographically and technologically diverse. Our assets are critical to the Argentine electric power network due to the flexibility provided by the large fuel storage capacity, which allows us to store 32,000 tons of fuel oil (enough to cover 6.3 days of consumption) and 20,000 tons of gas oil (enough to cover 5.7 days of consumption) at our thermal generation plants, in addition to our access to deep water docks, our dam water capacity and our ability to store energy for 45 days operating at full capacity at Piedra del Águila. The prices for power transmission are regulated and based on the distance from the generating company to the user, among other factors. In this regard, our thermal power plants are strategically located in important city centers or near some of the system’s largest customers, which constitutes a significant competitive advantage. For example, approximately 38% of Argentine energy consumption was concentrated within the metropolitan area of Buenos Aires during 2019. Because the lack of capacity in SADI limits the efficient distribution of energy generated in other geographic areas, our generation plants in Buenos Aires and Mendoza are essential to the supply of energy to meet the high demand in these areas. In addition, this need to generate energy close to a high consumption area in Argentina means that our plants are less affected by the installation of new capacity in other regions.

The diversification of our fuel sources enables us to generate energy in different contexts, as shown in the following chart:

Source: Central Puerto

(1)
Luján de Cuyo’s Siemens Combined Cycle unit (306 MW installed capacity) is CEPU’s only unit relying exclusively on natural gas.

●
Expansion of the current installed capacity. We have taken steps to improve our strategic position as a leader among conventional power generation technologies by expanding our thermal generation and renewable energy capacity.

Thermal Generation. In 2015 and 2016, we acquired four heavy-duty, highly efficient gas turbines: (i) one General Electric gas turbine with a capacity of 373 MW; (ii) two Siemens gas turbines, each with a capacity of 298 MW; and (iii) one Siemens gas turbine with a capacity of 286 MW. We also acquired 130 hectares of land in the north of the Province of Buenos Aires. For example, we are currently using a Siemens gas turbine, with a capacity of 286 MW, for the Terminal 6 San Lorenzo co-generation project. Given the current uncertainties in the global and Argentina economy in connection with the outbreak of the COVID-19, we are analyzing our plans for the remaining three turbines.

In addition, as of the date of this annual report, we have already paid SEK$381.37 million (which, converted at the exchange rate quoted by the Central Bank as of the date of each payment, equals US$45.46 million) to purchase two additional Siemens gas turbines for our Luján de Cuyo project, which started commercial operations on October 5, 2019.

The Secretariat of Electric Energy, pursuant to Resolution SEE No. 287-E/17, called for proposals for supply of electric power to be generated through existing units, the conversion of open cycle units into combined cycle units or the installation of co-generation units. We submitted bids on August 9, 2017, and, on September 25, 2017, we were awarded two co-generation projects at Terminal 6 San Lorenzo (with an awarded electric capacity of 330 MW and 317 MW for the winter and summer, respectively) and Luján de Cuyo (with an awarded electric capacity of 93 MW and 89 MW for the winter and summer, respectively), which started operations on October 5, 2019, seven weeks ahead of the committed COD.

Renewable Generation. In addition, as of the date of this annual report, we have one wind energy project under construction in Argentina with the following characteristics (the “Renewable Project”):

La Genoveva I
Location	Province of Buenos Aires
Original commercial operation date	May 2020 (1)
Estimated total capital expenditure (excluding VAT) (2)	US$110 million
Expected electric capacity	88.20 MW
Awarded electric capacity	86.60 MW
Regulatory Framework	RenovAr 2.0
Awarded price per MWh	US$40.90
Contract length	20 years, starting from commercial operation
Power purchase agreement signing date	July 2018
Number of units	21 wind turbines
Wind turbine provider	Vestas

(1)
The commercial operation date (COD) committed with CAMMESA of La Genoveva I is 720 days after the PPA signing date, which was on July 27, 2018. Due to the outbreak of COVID-19 and the measures adopted by the government to contain it, the project is expected to be delayed. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants.”
(2)
As of December 31, 2019, the executed capital expenditures for La Genoveva I were Ps. 6.02 billion, plus the applicable value added tax.

Our expansion projects are being developed with capital contributions from Central Puerto and its subsidiaries, and, in the case of La Genoveva I, with a long term loan entered into between Vientos La Genoveva S.A.U. and IFC (for further information see “Item 5.B. Liquidity and Capital Resources—Indebtedness— Loans from the IFC Facility–Vientos La Genoveva S.A.U.”). However, for those projects financed by Central Puerto, we may explore alternative financing options if the market conditions are favorable.

In connection with the Renewable Project, we have already obtained energy production assessments prepared by an independent expert, regulatory approvals of the environmental impact studies, relevant municipal qualifications and regulatory approvals of the electrical studies in connection with access to the transmission network. In addition, we have an usufruct over the land in the Province of Buenos Aires to be used for La Genoveva I project. We have begun construction of the facilities and have executed contracts with suppliers to acquire and maintain the wind turbines.

In connection with our renewable energy efforts, Law No. 27,191, provides that Large Users, whose demand exceeds 300 KW of average annual power, should comply with the obligation to purchase renewable energy by entering into a contract with a generating company or through self-generation. The Ministry of Energy and Mining through Resolution 281-E/ 2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies and the conditions for granting the “dispatch priority” that allows such transactions to take place and ensures that the private generating companies will not be restricted in the future in its generation dispatch (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). As of the date of this annual report, we have already signed long-term PPA contracts with private customers for 100% of the estimated energy generation capacity of our term market renewable energy projects developed under Resolution No. 281-E/17 regulatory framework.

However, we cannot assure you that the Argentine Government will open new auction processes, or our bids will be successful or that we will be able to enter into PPAs in the future. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants”

Stable cash flow generation, partially supported by U.S. dollar denominated cash flows. Part of our cash flows are denominated in US dollars mainly from (a) long term contracts (PPAs) with CAMMESA, and (b) directly from large users as a result of Energía Plus, MATER and Steam Sales. Such payments principally depend on two factors: (i) the availability of power capacity (in the case of thermal units) and (ii) the amount of power generated. Both variables have been relatively stable in recent years, as a result of the diversified technology and high efficiency of our power generation units. In addition, our cash flows have little exposure to the fuel price changes as the fuel needed to produce the energy under the Energía Base is supplied by CAMMESA without charge and our term market sales under contracts typically include price adjustment mechanisms based on fuel price variations, if applicable. During the year ended December 31, 2019, we received Ps.1.13 billion (US$20.27 million in U.S. dollar-denominated payments, taking into account the exchange rate of December 31, 2019 as quoted by Banco de la Nación Argentina for wire transfers) in principal and in interest for these receivables (including VAT).

During 2019, we collected Ps. 1.13 billion from FONINVEMEM receivables, and Ps. 8.45 billion from the CVO receivables (including installments 1 to 10 which were due during 2018), measured in current amounts as of December 31, 2019.

●
Adequate financial position. We benefit from an adequate financial position, operating efficiency and a relative low level of indebtedness, allowing us to deliver on our business growth strategy and create value for our shareholders. In terms of our financial position, our total cash and cash equivalents and current other financial assets was Ps.9.19 billion as of December 31, 2019 (approximately US$153 million). As of the date of this annual report, we also have uncommitted lines of credit with commercial banks, totaling approximately Ps. 8.50 billion.

●
Solid and experienced management team with a successful track record in delivering growth. Our executive officers have vast experience and a long track record in corporate management with, on average, 18 years of experience in the industry. Our management has diverse experience navigating different business cycles, markets and sectors, as evidenced by the growth and expansion we have undergone since the early 1990s. They also have a proven track record in acquisitions and accessing financial markets. On June 14, 2019 Central Puerto, in the context of a local and foreign public tender called by IEASA, which had been awarded to the Company, purchased the Brigadier López Plant. In order to consummate the acquisition, our management successfully obtained US$180 million Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. “See Item 5.B. Liquidity and Capital Resources—Indebtedness- Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC”.

Additionally, during 2018 and 2019, our management also obtained financing for the expansion of our installed capacity from multilateral credit agencies, export credit agencies and commercial banks, as described in “Item 5.B. Liquidity and Capital Resources—Indebtedness”.

In addition, in 2015, jointly with an investment consortium, we acquired non-controlling equity interests in Ecogas, which distributes natural gas through its network covering 33,867 km and serving approximately 1,347,592 customers as of December 31, 2019, further diversifying our interest in the sector. We believe that our management team has been successful in identifying attractive investment opportunities, structuring innovative business plans and completing complex transactions efficiently.

Our management has significant in-country know-how, with professionals who have taken an active role in project development and construction, developing private and public investment plans with both Argentine and international partners. In addition, our management team has business experience at the international and national level, are familiar with the operation of our assets in a constantly changing business environment and are strongly committed to our day-to-day decision-making process.

Finally, our executive officers have a solid understanding of Argentina’s historically volatile business environment. They have built and maintained mutually beneficial and long-lasting relationships with a diversified group of suppliers and customers and have cultivated relationships with regulatory authorities.

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

Our Business Strategy

We seek to consolidate and grow our position in the Argentine energy industry by maintaining our existing asset base and by acquiring and developing new assets related to the sector. The key components of our strategy are as follows:

●
Consolidating our leading position in the energy sector. We seek to consolidate our position in the energy sector by analyzing value-generating alternatives through investments with a balanced approach to profitability and risk exposure. We are committed to maintaining our high operating standards and availability levels. To this end, we follow a strict maintenance strategy for our units based on recommendations from their manufacturers, and we perform periodic preventive and predictive maintenance tasks. We plan to focus our efforts on optimizing our current resources from a business, administrative and technological perspective, in addition to capitalizing on operating synergies from the plants currently under construction that rely on similar systems, know-how, customers and suppliers.

●
Becoming a leading company in renewable energy in Argentina. Several research studies from organizations such as the Cámara Argentina de Energías Renovables suggest that Argentina has a significant potential in renewable energy (mainly in wind and solar energy). We also believe that renewable energy will become a larger part of the installed capacity in Argentina. The Ministry of Energy and Mining, through Law No. 27,191, has established a target for renewable energy sources to account for 20% of Argentina’s electric power consumption by December 31, 2025. We intend to capitalize on this opportunity by expanding our investments into renewable energy generation. In order to achieve this goal, we are strengthening our renewable energy portfolio. In August 2018, September 2018, July 2019, September 2019, December 2019/January 2020, and February 2020 our wind farms La Castellana I, Achiras, La Castellana II, La Genoveva II, Manque, and Los Olivos started operations, respectively. Additionally, we are also expanding our portfolio with one wind energy project, La Genoveva I (88.2 MW), currently under construction, and one solar project, El Puesto (12 MW), currently under development and exploring several other options to diversify our generation assets to include sustainable power generation sources (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants). In 2016, we formed our subsidiary, CP Renovables, to develop, construct and operate renewable energy generation projects.

●
Maintaining an adequate financial position and sound cash flow levels. We have a relatively low level of debt, which reflects our adequate financial position and additional debt capacity. We believe our adequate financial position is the result of our responsible financial policies and stable cash flows. We seek to preserve our current cash flow levels in the coming years by, among other things, keeping a rigorous maintenance program for our production units, which we expect will help us continue the positive operational results we have experienced, particularly with regard to our electric power dispatch availability. We intend to fund our expansion plans primarily with loan arrangements, such as credit facilities and project financing in the case of our renewable energy projects. Each of CP La Castellana, CP Achiras, CPR Energy Solutions, Vientos La Genoveva I, Vientos La Genoveva II, entered into long term loans to fund the development of renewable energy projects they were awarded and to purchase wind turbines. We also obtained a long term loan from Kreditanstalt für Wiederaufbau (“KfW”) to support the construction of the new Luján de Cuyo cogeneration project, and a loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. to purchase the Brigadier López plant. Additionally, we expect that the new capacity from these projects will allow us to further increase our cash flow, while enhancing our financial position.

Our Subsidiaries

Central Vuelta de Obligado S.A.

CVOSA is a private, unlisted company, engaged in managing the purchase of equipment and building, operating and maintaining the CVOSA power plant that was constructed and began operations in March 20, 2018 under a program substantially similar to the FONINVEMEM program. In the year ended December 31, 2019, CVOSA accounted for 0.91% of our consolidated net income.

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

Proener S.A.U.

Proener S.A.U. is a private, unlisted company. We hold a 100.00% interest in Proener S.A.U., a company engaged in the commercialization and transportation of fuels, both domestically in Argentina and internationally, and providing consulting and technical assistance services to the energy industry. In the year ended December 31, 2019, Proener S.A.U. accounted for a loss equaling 0.18% of our consolidated net income.

Central Aimé Painé S.A.

Central Aimé Painé S.A. is a private, unlisted company. We hold a 97.00% interest in Central Aimé Painé S.A., a company engaged in managing the purchase of equipment and building, operating, and maintaining power plants, both domestically in Argentina and internationally. In the year ended December 31, 2019, Central Aimé Painé S.A. did not account for any of our consolidated net income.

CP Renovables S.A.

In 2016, we formed a subsidiary, CP Renovables S.A. (“CP Renovables”), to develop, construct and operate renewable energy generation projects. As of the date of this annual report, we own a 70.00% interest in CP Renovables. The remaining 30.00% interest is owned by Guillermo Pablo Reca.

CP Renovables S.A. is a private, unlisted company, in which we hold a 70.00% interest in the capital stock. CP Renovables S.A. invests in renewable energy assets. In the year ended December 31, 2019, CP Renovables S.A. accounted for a gain, without taking into account the results of its subsidiaries, mainly CP Achiras and CP La Castellana, equaling 1.94% of our consolidated net income.

On January 18, 2017, we entered into a shareholders agreement with the minority shareholder of CP Renovables, Guillermo Pablo Reca. The shareholders agreement was amended and restated on November 28, 2018. For further information, see “Item 7.B. Related Party Transactions—CP Renovables Shareholders Agreement.”

CP Achiras S.A.U.

CP Achiras S.A.U. is a private, unlisted company. CP Renovables S.A. holds a 100% interest in the capital stock of CP Achiras S.A.U., a company engaged in the generation and commercialization of electric power through renewable sources. In the year ended December 31, 2019, CP Achiras accounted for a loss equaling 2.57% of our consolidated net income.

CPR Energy Solutions S.A.U. (previously known as “CP Achiras S.A.U.”)

CPR Energy Solutions S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CPR Energy Solutions S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2019, CPR Energy Solutions S.A.U. account for a gain of 0.49% of our consolidated net income.

CP Patagones S.A.U.

CP Patagones S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP Patagones S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2019, CP Patagones S.A.U. did not account for any of our consolidated net income.

CP La Castellana S.A.U.

CP La Castellana is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP La Castellana, a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2019, CP La Castellana accounted for a loss equaling 4.31% of our consolidated net income.

Vientos La Genoveva S.A.U.

Vientos La Genoveva S.A.U. is a private, unlisted company. On March 7, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva S.A. and, on that same date, transformed it into a S.A.U. On August 6, 2018, we purchased from our subsidiary, CP Renovables S.A., 100% of the equity interests in Vientos La Genoveva S.A.U. Vientos La Genoveva is a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2019, Vientos La Genoveva accounted for a loss equaling 1.66% of our consolidated net income.

Vientos La Genoveva II S.A.U.

Vientos La Genoveva II S.A.U. is a private, unlisted company. On June 28, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva II S.A. and, and was later transformed it into a S.A.U. On August 6, 2018, we purchased from our subsidiary, CP Renovables S.A., 100% of the equity interests in Vientos La Genoveva II S.A.U. In the year ended December 31, 2019, Vientos La Genoveva accounted for a loss equaling 1.66% of our consolidated net income.

CP Manque S.A.U.

CP Manque S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP Manque S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2019, CP Manque S.A.U. accounted for a loss of 0.99% of our consolidated net income.

CP Los Olivos S.A.U.

CP Los Olivos S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP Los Olivos S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2019, CP Los Olivos S.A.U. accounted for a loss of 0.35% of our consolidated net income.

Our Affiliates

Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)

TJSM and TMB are private, unlisted companies, which are engaged in managing the purchase of equipment, and building, operating and maintaining the San Martín and Belgrano power plants, respectively, each constructed under the FONINVEMEM program. In the year ended December 31, 2019, TJSM and TMB accounted for 0.53% and 0.52% of our consolidated net income, respectively.

As of the date of this annual report we have 30.8752% of the voting rights in TJSM and 30.9464% of the voting rights in TMB, while we do not have control over these companies, pursuant to a shareholders’ agreement entered into among Endesa Costanera S.A., Hidroeléctrica El Chocón S.A. Central Dock Sud S.A, AES Argentina Generación S.A., Central Dique S.A. and us, certain material actions can only be approved with our affirmative vote, such as, among others, entering into power purchase agreements with CAMMESA, engineering services agreements, gas supply and transportation agreements, and transactions with related parties.

The board of directors of each of TJSM and TMB consists of nine members, two of which are appointed by us. In addition, we have the right to appoint one alternate member of the supervisory committee of each company.

After ten years of operations, each company is entitled to receive property rights to such power plants from the respective trusts currently holding such power plants. At such time, the term of the trusts expires and the Argentine Government, that financed part of the construction, should be incorporated as a shareholder of TJSM and TMB. Consequently, our interests in TJSM and TMB will be significantly diluted In the case of TMB and TJSM, the ten-year period expired on January 7, 2020 and on February 2, 2020, respectively. From such dates, during the following 90-days, TJSM and TMB and their shareholders have to perform all the necessary acts to allow the Argentine Government to receive the corresponding shares in the equity stake of TJSM and TMB that their contributions entitle the Argentine Government to receive. The restrictions imposed by the Argentine Government since March 20, 2020 to address the outbreak of COVID-19 made the performance of such acts impossible within the 90-day period. Accordingly, TJSM and TMB invoked said circumstances as a force majeure event and postponed such acts to May 2020.

On January 3, 2020, the Argentine Government sent a notice to the Company stating that, in accordance with FONINVEMEN Agreement, TJSM and TMB should perform all necessary acts to incorporate the Argentine Government as shareholder of both companies, claiming, in each case, the following equity interest rights: 65.006% in TMB and 68.826% in TJSM.

On January 9, 2020, Central Puerto, together with the other generation companies, shareholders of TJSM and TMB, replied such notice stating that the Argentine Government’s equity interest claims does not correspond with the contributions made for the construction of the power plants under the terms of the FONINVEMEM Agreement that give rights to claim such equity interest. On March 4, 2020, the Argentine Government reiterated its previous claim to the Company. As of the date of this annual report, Central Puerto is evaluating future steps.

As of the date of this annual report we cannot estimate the exact effects that the potential dilution of our interests in TJSM and TMB due to the fact that the Argentine Government’s stake in these companies is currently under discussion.

See “Item 3.D. Risk Factors—Risks Relating to Our Business—Our interests in TJSM, TMB and CVOSA will be significantly diluted.” If such dilution were to occur, we may no longer have veto rights nor the right to appoint any members of the board of directors and supervisory committee pursuant to the terms of the TJSM and TMB shareholders agreements.

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

Ecogas Group - Inversora de Gas del Centro S.A. (IGCE)

IGCE is a private, unlisted company. Its only significant assets are a 55.29% interest in DGCE, a company engaged in the distribution of natural gas in the provinces of Córdoba, La Rioja and Catamarca. and a 51.00% interest in DGCU, a company engaged in the distribution of natural gas in the provinces of Mendoza, San Juan and San Luis. During 2019, IGCE absorbed IGCU, RPBC and MAGNA. For further information on the merger of IGCE and IGCU, see “Item 4.A—Merger between IGCE, IGCU, RPBC and MAGNA.”

As of the date of this annual report, we hold a 42.21% interest in IGCE and a direct 17.20% interest in DGCE. Therefore, we hold, both directly and indirectly, a 40.59% of DGCE’s capital stock and indirectly have a 21.58% interest in DGCU’s capital stock.

In the year ended December 31, 2019, IGCE (including a direct interest in DGCE) accounted for 11.80% of our consolidated net income (see “Item 4.A. History and development of the Company—Distribuidora de Gas Cuyana S.A. (DGCU) and Distribuidora de Gas del Centro S.A. (DGCE)” and “Item 4.A. History and development of the Company—Preliminary Merger Agreement between IGCE, IGCU, RPBC and MAGNA”).

Transportadora de Gas del Mercosur S.A. (TGM)

TGM is a private, unlisted company. We hold a 20.00% interest in the capital stock of TGM, which owns a natural gas pipeline extending from Aldea Brasilera (in the Province of Entre Rios) to Paso de los Libres (in the Province of Corrientes). In the year ended December 31, 2019, TGM accounted for a loss equaling 0.08% of our consolidated net income.

The remaining 80.00% is owned by Total Gas y Electricidad Argentina S.A. (32.68%), Tecpetrol S.A. (21.79)%, RPM Gas S.A. (14.63%) and Compañía General de Combustibles S.A. (10.90%).

The pipeline is approximately 450 km long and its transportation capacity reaches up to 15 million cubic meters per day. In 2009, TGM terminated its contract with YPF, TGM’s only customer at the time, as a result of YPF’s repeated breaches. On December 22, 2017, YPF agreed to pay TGM, without recognizing any facts or rights, US$114 million in order to end TGM’s claim against YPF. On April 16, 2018, TGM distributed dividends in the amount of Ps1,153.20 million (US$57.03 million), from which we received Ps.230.64 million (approximately U.S.$11,4 million as of such date).

Energía Sudamericana S.A.

Energía Sudamericana S.A. is a private, unlisted company, engaged in natural gas commercialization. We hold a 2.45% direct interest in the capital stock of Energía Sudamericana S.A., plus a 41.06% indirect interest in its capital stock, through our equity interest in IGCE. In the year ended December 31, 2019, Energía Sudamericana S.A. did not account for a material portion of our net income.

COySERV S.A.

COySERV S.A. is a private, unlisted company, engaged in services and constructions related to the gas industry. We hold a 32.21% indirect interest in the capital stock of COySERV S.A., through our equity interests in IGCE, DGCE and DGCU. In the year ended December 31, 2019, COySERV S.A. did not account for a material portion of our net income.

The breakdown for the Company’s total net income for the year ended December 31, 2019 is as follows: (i) Proener S.A.U. accounted for a gain equaling 0.18% of our consolidated net income; (ii) CP Renovables accounted for a gain, without taking into account the results of its subsidiaries, mainly CP Achiras and CP La Castellana, equaling 1.94% of our consolidated net income; (iii) CP Achiras accounted for a loss equaling 2.57% of our consolidated net income; (iv) CP La Castellana accounted for a loss equaling 4.31% of our consolidated net income; (v) TJSM accounted for 0.53% of our consolidated net income; (vi) TMB accounted for 0.52% of our consolidated net income; (vii) the Ecogas Group, which includes IGCE (including a direct interest in DGCE) accounted for 11.50% of our consolidated net income; (viii) Vientos La Genoveva accounted for a loss equaling 1.66% of our consolidated net income; (ix) Vientos la Genoveva II accounted for a loss equaling 0.30% of our consolidated net income; (x) TGM accounted for a loss equaling 0.08% of our consolidated net income; (xi) CVOSA accounted for 0.91% of our consolidated net income; and (xii) Central Puerto (on an unconsolidated basis, excluding profits from associates and subsidiaries) accounted for 93.81% of our consolidated net income.

Business Overview

All of our operations are concentrated in eleven plants in Argentina, and our portfolio can be divided into two types of electric power generation plants: (i) electric power generation from conventional sources and (ii) electric power generation from renewable sources.

The table below details certain operating features regarding our power generation assets for the periods indicated:

Continuing operations:

	For the year ended December 31,
	2019	2018	2017
Generation—GWh/year
Puerto Complex	7,108	7,053	8,737
Luján de Cuyo plant	2,959	2,996	3,170
Brigadier López plant (3)	127	-	-
Piedra del Águila plant	3,920	4,209	3,719
La Castellana I wind farm (2)	418	148	-
la Castellana II wind farm (2)	33	-	-
Achiras wind farm (2)	202	73	-
Manque wind farm (2)	18	-	-
La Genoveva II wind farm (2)	58	-	-
Total	14,849	14,479	15,627
Sales under the Energía Base and electric power sales on the spot market—GWh/year
Puerto Complex	7,073	7,027	8,679
Luján de Cuyo plant	2,722	2,923	3,158
Brigadier López plant (3)	-
Piedra del Águila plant	3,920	4,209	3,719
La Castellana I wind farm (2)	-	-	-
la Castellana II wind farm (2)	-	-	-
Achiras wind farm (2)	-	-	-
Manque wind farm (2)	-	-	-
La Genoveva II wind farm (2)	-	-	-
Total	13,715	14,159	15,557
Sales under contracts and Power Purchase Agreements—GWh/year
Puerto Complex	38	30	61
Luján de Cuyo plant	237	86	101
Brigadier López plant (3)	127	-	-
Piedra del Águila plant	-	-	-
La Castellana I Achiras(2)	418	148	-
la Castellana II (2)	33	-	-
Achiras (2)	202	73	-
Manque (2)	18	-	-
La Genoveva II (2)	58	-	-
Total	1,133	344	162
Energy purchases—GWh/year
Puerto Complex	2	3	3
Luján de Cuyo plant	-	14	90
Brigadier López plant (3)	-	-	-
Piedra del Águila plant	-	-	-
La Castellana I (2)	-	-	-
La Catellana II (2)	-	-	-
Achiras (2)	-	-	-
Manque (2)	-	-	-
La Genoveva II (2)	-	-	-
Total	2	17	93
Steam production (metric tons/year)
Luján de Cuyo plant	1,031,044	1,102,515	1,177,661
Total	1,031,044	1,102,515	1,177,661
Natural gas consumption—MMm3/year
Puerto Complex	1,417	1,301	1,132
Luján de Cuyo plant	587	599	605
Brigadier López plant (3)	30	-	-
Total	2,034	1,900	1,737
Gas oil consumption—thousands of m3/year
Puerto Complex	48	84	218
Luján de Cuyo plant	-	-	-
Brigadier López plant (3)	9	-	-
Total	57	84	218
Fuel oil consumption—thousands of tons/year
Puerto Complex	80	288	643
Luján de Cuyo plant	6	33	41
Brigadier López plant (3)	-	-	-
Total	86	321	684
Availability—% per year(1)
Puerto Complex	93.90%	87.90%	91.00%
Luján de Cuyo plant	89.38%	89.77%	93.00%
Brigadier López plant (3)	97.25%	N/A	N/A
Piedra del Águila plant	96.68%	100%	100.00%
Weighted average for thermal units(1)	93.22%	88.77%	91.70%
Weighted average for thermal and hydro plants(1)	94.46%	92.76%	94.97%

Source: CAMMESA.
(1)
Weighted average based on the power capacity of each unit without considering renewable energy units, which do not receive payments tied to their availability.
(2)
La Castellana I, La Castellana II, Achiras, Manque, and La Genoveva II wind farms are owned by CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Achiras S.A.U., CP Manque S.A.U., and Vientos La Genoveva II S.A.U., respectively, the first four of which are fully owned subsidiaries of CP Renovables S.A. while the last one is a fully owned subsidiary of Central Puerto S.A. As of the date of this annual report, we own a 70% interest in CP Renovables. See “Item 4.B. Business Overview—Our Subsidiaries”. As of December 31, 2019, Manque wind farm had an installed capacity of 38 MW. On January 23, 2020 the capacity of the plant was increased to 53.20 MW, and on March 3, 2019, it was increased to 57 MW, the total power of the project. This increase in the power capacity of the plant was not included in the table above.
As of December 31, 2019, La Castellana II wind farm had an authorized installed capacity of 14.40 MW. On February 21, 2020 CAMMESA granted the authorization to increase the output to the grid for up to 15.20 MW. This increase in the plant’s power capacity was not included in the table above.
On February 21, 2020, Los Olivos wind farm was granted the commercial authorization by CAMMESA for up to a power capacity of 22.80 MW, which is not included in the table above.
(3)
Includes information from April 1, 2019, the date from which the legal, economic, and technical effects were deemed as produced under the acquisition agreement. However, to comply with IFRS 3, the Company considered the acquisition date to be June 14, 2019 for accounting purposes; thus, the Company recognized the business combination from that date in its Financial Statements.

Discontinued operations(1):

	For the year ended December 31,
	2019	2018 (1)	2017
Generation—GWh/year
La Plata plant	-	10	837
Total	-	10	837
Sales under the Energía Base and electric power sales on the spot market—GWh/year
La Plata plant	-	10	355
Total	-	10	355
Sales under contract—GWh/year
La Plata plant	-	-	533
Total	-	-	533
Energy purchases—GWh/year
La Plata plant	-	-	51
Total	-	-	51
Steam production (metric tons/year)
La Plata plant	-	19,392	1,599,476
Total	-	19,392	1,599,476
Natural gas consumption—MMm3/year	-
La Plata plant		4	199
Total	-	4	199
Gas oil consumption—thousands of m3/year
La Plata plant	-	-	-
Total	-	-	-
Fuel oil consumption—thousands of tons/year
La Plata plant	-	-	-
Total	-	-	-
Availability—% per year(1)
La Plata plant		100%	85%

Source: CAMMESA.
(1)
Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”. Figures only include information through January 5, 2018.

Additionally, the table below details shows the availability features regarding the three FONINVEMEM Plants for 2018:

Source: Central Puerto, CAMMESA

The following graph shows the evolution of Central Puerto’s electric power generation for the period 2014-2019:

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

Electricity Generation from our Thermal Generation Plants

As of December 31, 2019, we owned five thermal generation plants across three complexes: Puerto Complex, Brigadier Lopez and Luján de Cuyo.

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

The Puerto combined cycle plant was built at Nuevo Puerto’s facilities and commenced commercial operations in 2000. The Puerto combined cycle plant has an installed capacity of 765 MW and is composed of two General Electric 9FA gas turbines, two heat recovery steam generators and a General Electric D11 steam turbine. The Puerto combined cycle plant is one of the most modern and efficient plants in Argentina and is capable of running on natural gas and gas oil. In addition, since 2011, the facilities were modified to allow for the use of a blend of up to 20.00% gas oil and biodiesel when running on liquid fuel.

Puerto Nuevo is located at Av. Thomas Edison 2701 in the City of Buenos Aires in the southern part of the complex and has three conventional steam turbine generator sets (steam turbine units 7, 8 and 9). The plant is capable of running on natural gas and fuel oil and has an installed capacity of 589 MW.

Technology. The steam turbine generators at both facilities include turbines with high, medium and low-pressure stages that run on superheated steam from a dedicated conventional heat generator. The steam turbine generator works on a cycle. Water flows towards a heat generator that creates steam. The expansion of the steam makes the turbine rotate, triggering an electric power producing generator. Once the steam has been used in the turbine, it is collected in condensers where it returns to its liquid form, and the water flows again towards the heat generator to produce more steam and feed the turbine again.

The combined cycle technology is one of the most efficient fossil fuel-based electric power generation technologies available. It works by first feeding each gas turbine with a mix of fuel and air. The gas that is produced from this process expands rapidly due to combustion and the generator and turbine ultimately convert the resulting rotational energy into electric power. The exhaust gas from each turbine is collected and channeled to a heat recovery steam generator that uses the heat energy contained in the gas turbine exhaust gas to produce steam. The steam that is produced is injected into a steam turbine where it expands and transmits energy to the turbine, which converts the energy into electric power through a generator. Similar to the case of a conventional steam turbine, the steam is condensed and sent back to the circuit to produce more steam.

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

Luján de Cuyo Plant

The Luján de Cuyo plant is located in Luján de Cuyo, Mendoza and has an installed capacity of 595.32 MW. The plant began operating in 1971.

Technology. The Luján de Cuyo plant has eleven generating units, six gas turbines, four steam turbines and a mini-hydroelectric turbine (which began operating in 2013). The plant has a total installed capacity of 595.32 MW.

The main generator is a combined cycle unit composed of a Siemens gas turbine (TG25) and a Sköda steam turbine (TV15). We believe this is state-of-the-art technology is and our combined cycle unit is highly efficient.

The plant also has a combined heat and power (CHP) unit in place, which commenced operations on October 5, 2019. This unit supplies up to 125 tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam provision contract. The plant has two Siemens gas turbines (TG26 and TG27) and two heat recovery steam generators. The steam flows into YPF’s facilities through a steam duct that connects the plant to the refinery. Both gas turbines can operate on natural gas or gas oil.

The Luján de Cuyo plant also has two Alstom-branded Frame5-type gas turbines (TG23 and TG24). Prior to the commencement of operation of units TG26 and TG 27 described above, TG23 and TG24 supplied steam to the YPF Luján de Cuyo refinery in a combined heat and power (cogeneration) configuration. Beginning October 5, 2019, TG23 and TG24 have been set up to work in an open cycle configuration Both gas turbines can operate on natural gas or gas oil.

The Luján de Cuyo plant also had a ABB combined cycle unit in place composed of two gas turbines (TG21, TG22) and a steam turbine (TV14), which operates on natural gas or gas oil, or on blends of gas oil and biodiesel (up to 30.00%). Since TG21 had been out of service since 2014, we petitioned CAMMESA an authorization to disconnect this unit from the WEM, which was granted in April 2019. Additionally, we requested the disconnection of the steam turbine unit TV14, due to the low power output capacity of the unit, which was granted in October 2019. The technical characteristics of TG22 allow it to operate as an open cycle gas turbine. As a result, only the power capacity of TG22 was taken into account for the purpose of describing the total capacity of the Luján de Cuyo plant in this annual report.

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

Maintenance

The plants have repair shops, warehouses and facilities suitable for the operation and maintenance of the units. Maintenance of the plants is coordinated with CAMMESA in order to avoid shortage in the power grid. Repair and maintenance procedures are key to the success of our business and are conducted according to unit type by either our own staff or under long-term service agreements executed with leading global companies in the construction and maintenance of thermal generation plants, such as (i) General Electric, which is in charge of the maintenance of the Puerto combined cycle plant and part of the Luján de Cuyo-based units, and (ii) Siemens, which is in charge of the maintenance of the combined cycle and the new cogeneration unit based in Luján de Cuyo, under a contract that includes the provision of parts and labor.

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

Our accurate planning of in-house maintenance and outsourced maintenance by General Electric and Siemens under the long-term service agreements allows us to minimize downtime and reduce the government-imposed outage rate of the units, thus maximizing their efficiency.

Brigadier López Plant

Brigadier López power plant is located in the Sauce Viejo Industrial Park, in the city of Sauce Viejo, Santa Fe. The plant has an installed capacity of 280.5 MW and has been in operation since August 2012.

In 2010, the public sector power generation company IAESA (formerly named ENARSA) began the construction of the plant. In 2012, ENARSA set the COD of the open cycle Gas Turbine, completing the first stage of the project. In June 2019, Central Puerto acquired the plant, with the objective to install a steam turbine, which was already acquired, with an installed capacity of up to 140 MW in a combined cycle configuration together with the existing gas turbine. As of the date of this annual report, the facilities construction of the combined cycle plant is pending (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the project, or alter our plans for the expansion of our existing plants)

Technology: The Brigadier Lopez Power Plant has one operating power generation unit, with 280.5 MW of installed capacity (which could reach up to 420 MW of total capacity, operating as a combined cycle unit). This generating unit is composed of a modern Siemens Gas Turbine (TG01) model SGT5-4000 F and an air-cooled Siemens power generator, model SG 1000A. The Gas Turbine can operate both on natural gas and gas oil (diesel oil).

In addition, the plant has at its location a 140 MW Steam Turbine model SST-900 RH Dual Casing and a Heat Recovery Steam Generator, installation of which has not been completed as of the date of this annual report. Under a combined cycle configuration, the Brigadier Lopez plant would operate as a highly efficient combined cycle, increasing both its efficiency and total power capacity.

Location: The plant is located in the Sauce Viejo Industrial Park, nearby many other industrial facilities. Sauce Viejo industrial park is located on the National Highway N° 11, 20 km from Santa Fe City, capital of the province of Santa Fe. This location is highly convenient due to its accessibility and logistic advantages.

Furthermore, the Brigadier López power plant is located on the banks of the Coronda River, one of the major branches of the Paraná River. Such access from the Coronda River provides a source of water supply for the generation process and the steam turbine’s condenser. The facility has a water treatment plant with production levels suitable to meet its requirements.

Supply: The electric power generated by the units installed in the Brigadier Lopez power plant is delivered to the SADI, first through a high voltage power transformer, and then through the Brigadier Lopez 132 kV power sub-station. While the transformer is property of Central Puerto, the sub-station is operated by EPE Santa Fe (holder of the electric distribution and transmission concession in the Province of Santa Fe). The transformer changes the generator’s voltage output to meet the required voltage of the electrical grid, and the sub-station serves as an interface between the Brigadier Lopez plant and the overhead transmission lines connected to the SADI.

The plant operates most of the time using natural gas. It is connected to the main gas pipeline (GNEA) through a 19 km dedicated pipeline that guarantees supply of natural gas. Alternatively, the plant can also be operated using liquid fuels which must be transported by land, typically by truck. To accommodate the fuel supply chain, the plant has an unloading area for trucks with facilities equipped to receive and deliver gas oil. Alternatively, the plant also has a dock (operation not available yet), that will be capable of receiving liquid fuels transported by ship.

Fuel and Water Supply for Thermal Generation

Our conventional resource plants operate on three different types of fuel: (i) natural gas in all units, (ii) fuel oil in the steam turbines exclusively and (iii) gas oil in the gas turbines and combined cycle units. In addition, a mix of bio-diesel and gas oil may be used in certain percentages in our dual combined cycle units.

The table below shows the potential consumption (calculated as the standard consumption declared by CAMMESA based on the unit manufacturer’s specifications, assuming the unit produces energy throughout the entire day) of fossil fuel by the units in the conventional resource plants we owned as of December 31, 2019:

Plant	Unit	Natural gas (thousands of m3/day)	Gas oil (m3/day)	Fuel oil (tons/day)
Puerto combined cycle	CEPUCC11	1,720	1,821	-
Puerto combined cycle	CEPUCC12	1,720	1,821	-
Nuevo Puerto	NPUETV05	794	-	710
Nuevo Puerto	NPUETV06	1,610	-	1,445
Puerto Nuevo	PNUETV07	980	-	867
Puerto Nuevo	PNUETV08	1,337	-	1,174
Puerto Nuevo	PNUETV09	1,601	-	1,432
Subtotal Puerto Complex		9,763	3,643	5,628
Luján de Cuyo	LDCUCC25	1,418	-	-
Luján de Cuyo	LDCUTV11	447	-	411
Luján de Cuyo	LDCUTV12	457	-	409
Luján de Cuyo	LDCUTG22	282	286	-
Luján de Cuyo	LDCUTG23	70	68	-
Luján de Cuyo	LDCUTG24	70	68	-
Luján de Cuyo	LDCUTG25	203	198	-
Luján de Cuyo	LDCUTG26	203	198	-
Subtotal Luján de Cuyo plant		3,150	818	820
Brigadier López		1,758	1,811	0
Subtotal Brigadier López		1,758	1,811	0
Total Central Puerto		14,671	6,272	6,449

Source: CAMMESA. Definitive Seasonal Programming November 2019 – April 2020

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

Water resources allow Piedra del Águila to generate an average of 4,631 GWh per year (based on historical operations between 1994 and 2019, exclusive of electric power generated for internal use). During this period, the maximum generation in a single year was 7,333 GWh in 2006 and the lowest was 2,351 GWh in 2016.

The following table shows the electric power generated by Piedra del Águila during the period 1994-2019:

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

During the shutdowns and start-ups of the power plant, there are two 13.2 kV lines in place that serve as auxiliary service related to the local distribution network operated by Neuquén’s energy regulatory authorities, two back-up generators, and two 110V stationary batteries, each of which is capable of supplying electric power.

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

Electricity Generation from our Wind Generation Plants

As of the date of this annual report we operate five wind farms: La Castellana I and II and Achiras, Manque, Los Olivos and La Genoveva II.

La Castellana I Wind Farm

La Castellana I is a wind farm operated by CP La Castellana S.A.U., a wholly-owned subsidiary of CP Renovables, in which we have a majority interest. The wind farm is located in the south of the province of Buenos Aires, near the cities of Villarino and Bahía Blanca, and started its operations in August 2018.

It has a total installed capacity of 100.80 MW, from 32 wind turbines, supplied from Nordex-Acciona, of 3.15 MW each.

Achiras Wind Farm

Achiras is a wind farm operated by CP Achiras S.A.U., a wholly-owned subsidiary of CP Renovables, in which we have a majority interest. The wind farm is located in the east of the province of Córdoba, near the city of Achiras, and started its operations in September 2018.

It has a total installed capacity of 48 MW, from 15 wind turbines, supplied from Nordex-Acciona, of 3.2 MW each.

La Castellana II Wind Farm

La Castellana II is a wind farm operated by CPR Energy Solutions S.A.U., a wholly-owned subsidiary of CP Renovables, in which we have a majority interest. The wind farm is located in the south of the province of Buenos Aires, near the cities of Villarino and Bahía Blanca, and started its operations in July 2019.

It has a total installed capacity of 15.20 MW, from 4 wind turbines, supplied by Vestas, of 3.6 MW each.

Manque Wind Farm

Manque is a wind farm operated by CP Manque S.A.U., a wholly-owned subsidiary of CP Renovables, in which we have a majority interest. The wind farm is located in the east of the province of Córdoba, near the city of Achiras, and started its operations partially in December 2019 (38MW), in January 2020 (15.2 MW), and fully in March 2020 (3.8MW).

It has a total installed capacity of 57 MW, from 15 wind turbines, supplied by Vestas, of 3.80 MW each.

Los Olivos Wind Farm

Los Olivos is a wind farm operated by CP Los Olivos S.A.U., a wholly-owned subsidiary of CP Renovables, in which we have a majority interest. The wind farm is located in the east of the province of Córdoba, near the city of Achiras, and started its operations in February 2020.

It has a total installed capacity of 22.8 MW, from 6 wind turbines, supplied from Vestas-Acciona, of 3.8 MW each.

La Genoveva II Wind Farm

La Genoveva II is a wind farm operated by Vientos La Genoveva II S.A.U., a wholly-owned subsidiary of CP Renovables, in which we have a majority interest. The wind farm is located in the south of the province of Buenos Aires, near the town of Cabildo and 30 km to the northwest of the city of Bahía Blanca, and started its operations in September 2019.

It has a total installed capacity of 41.80 MW, from 11 wind turbines, supplied by Vestas, of 3.8 MW each.

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

In December 2004, we agreed to participate in the creation of the FONINVEMEM. We entered into an agreement on October 17, 2005, which stated that generators would receive (i) their receivables relating to sales of electric power from January 2004 through December 2006, amounting to US$157 million in our case, plus an interest rate of 360-day LIBOR (which as of December 31, 2019 was 1.996%) plus 1.00% in 120 equal, consecutive monthly installments and (ii) their proportional equity interest in the generating companies formed for such projects, TJSM and TMB, which are in charge of managing the purchase of equipment, and of building, operating and maintaining each of the new power plants, and after ten years of operation would receive the property of these plants. The generation plants are not owned by TJSM and TMB but rather owned by two trusts, created by the Argentine Government, that receive revenue from the sale of electric power generated by the plants, among others, to repay the LVFVD receivables.

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

On July 13, 2007, we agreed to include 50.00% of our total receivables relating to the sale of electric power to CAMMESA from January through December 2007 in the FONINVEMEM arrangement, which totaled US$30.3 million. These receivables are also reimbursed in 120 equal, consecutive monthly installments starting from the commercial launch date of the plants, converted into U.S. dollars at the applicable exchange rate pursuant to the FONINVEMEM arrangement, with an interest rate of 360-day LIBOR (which as of December 31, 2019 was 1.996%) plus 2.00%. We received no additional equity interest in TJSM and TMB as a result of the inclusion of these additional receivables in the FONINVEMEM arrangement.

After the commercial authorization was granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly payments of the receivables. As of December 31, 2019, the balance owed to us under the FONINVEMEM arrangement relating to the sale of electric power to CAMMESA from January 2004 through December 2007 totaled US$4.08 million. During the year ended December 31, 2019, we received Ps.1.13 billion (US$20.27 million in U.S. dollar-denominated payments) in principal and interests for these receivables (including VAT).

As of December 31, 2019, we owned 30.8752 % of TJSM and 30.9464 % of TMB. The operating companies have a variable revenue (US$1.00 per MW generated) and a fixed revenue to compensate for their operating costs. In 2019, we received dividends from our equity interests in TJSM and TMB in the amount of Ps.117 million and Ps.84 million, respectively.

After 10 years of operation the termination of the PPAs of TJSM and TMB on February 2, 2020 and January 7, 2020, respectively, and as of the date of this annual report, we have collected the full amount of our receivables related with these two power plants. At such time, the term of the trusts expires and the Argentine Government, that financed part of the construction, should be incorporated as a shareholder of TJSM and TMB. Consequently, our interests in TJSM and TMB will be significantly diluted. Furthermore, each company is entitled to receive property rights to such power plants from the respective trusts currently holding such power plants.

From such dates, during the following 90-days, TJSM and TMB and their shareholders have to perform all the necessary acts to allow the Argentine Government to receive the corresponding shares in the equity stake of TJSM and TMB that their contributions entitle the Argentine Government to receive. The restrictions imposed by the Argentine Government since March 20, 2020 to address the outbreak of COVID-19 made the performance of such acts impossible within the 90-day period. Accordingly, TJSM and TMB invoked said circumstances as a force majeure event and postponed such acts to May 2020.

On January 3, 2020, the Argentine Government sent a notice to the Company stating that, in accordance with FONINVEMEN Agreement, TJSM and TMB should perform all necessary acts to incorporate the Argentine Government as shareholder of both companies, claiming, in each case, the following equity interest rights: 65.006% in TMB and 68.826% in TJSM.

On January 9, 2020, Central Puerto, together with the other generation companies, shareholders of TJSM and TMB, replied such notice stating that the Argentine Government’s equity interest claims does not correspond with the contributions made for the construction of the power plants under the terms of the FONINVEMEM Agreement that give rights to claim such equity interest. On March 4, 2020, the Argentine Government reiterated its previous claim to the Company. As of the date of this annual report, Central Puerto is evaluating future steps.

As of the date of this annual report we cannot estimate the exact effects that the potential dilution of our interests in TJSM and TMB due to the fact that the Argentine Government’s stake in these companies is currently under discussion. On March 4, 2020, the Argentine Government reiterated its previous claim to the Company. As of the date of this annual report, Central Puerto is evaluating future steps.

Additionally, on January 7, 2020 and on January 9, 2020 Central Puerto, together with the other shareholders of TJSM and TMB (as guarantor within the framework and the limits stated by the FONINVEMEM Agreement, the Note SE no. 1368/05 and the trust agreements), BICE, TJSM, TMB and the Energy Secretariat entered into amendments to the Operation and Maintenance (“OMA”) of Manuel Belgrano Thermal Facility, and to the Operation and Maintenance Agreement (“OMA”) of San Martín Thermal Facility, respectively, by which the TMB and TJSM OMA was extended until the trust’s liquidation effective date.

With respect to the LVFVD corresponding to the sales of electric power to CAMMESA from 2008 to 2011, on December 28, 2010, our Board of Directors approved an agreement with the former Secretariat of Electric Energy that established, among other agreements, a framework to determine a mechanism to settle receivables accrued by generators over the 2008-2011 period. For that purpose, (i) the construction of the new generation plant, CVOSA, was agreed upon, with receivables earned from January 1, 2008 through December 31, 2011 to be paid starting as of the commercial launch date of the CVOSA plant’s combined cycle unit; (ii) a managing company for this project, CVOSA, was created in which we hold a controlling interest and (iii) a trust was created by the Argentine Government to hold the property of the plant under construction. The combined cycle unit commenced operations on March 20, 2018.

After the CVOSA power plant became operational, in the case of receivables accrued between 2008 and September 2010, the amount due was converted into U.S. dollars at the exchange rate effective at the date of the CVO agreement (i.e., November 25, 2010), which was Ps.3.97 per U.S. dollar. Additionally, certain receivables that accrued after September 2010 and that were also included in the CVO Agreement, were converted into U.S. dollars at the exchange rate effective at the due date of each monthly sale transaction. The total estimated amount due to us under the Agreement for the LVFVD 2008-2011 is US$548 million (including VAT), plus the accrued interest after the CVO Commercial Approval. As a result of the conversion of the LVFVD into U.S. dollars detailed in the previous paragraph, we had a one-time gain, before income tax, of Ps.16,948 million, measured in current unit as of December 31, 2019 (or Ps.7.959 million, expressed in nominal terms), which was recognized by us in the consolidated income statement for the year ended December 31, 2018. under “CVO receivables update”. Under the CVO Agreement, we are entitled to receive payment for the LVFVD 2008-2011 receivables in the form of 120 equal, consecutive monthly installments, starting from March 20, 2018, the date of commencement of commercial operations of the combined cycle plant, bearing interest at a nominal annual rate of 30-day LIBOR (which as of December 31, 2019 was 1.763%) plus 5.00%. The U.S. denominated monthly payments under the CVO Agreement are payable in pesos, converted at the applicable exchange rate in place at the time of each monthly payment.

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

The installments corresponding to the March 2018-December 2018 period amounted to US$78.15 million (including VAT, corresponding to installments 1 to 10) as of May 31, 2019. During June and July 2019, Central Puerto collected Ps.2,562 million, in nominal terms (approximately US$58.41 million converted at the exchange rate Communication A 3500 quoted by the Central Bank as of the date of payment) and Ps.825 million, in nominal terms (approximately US$19.70 million converted at the exchange rate Communication A 3500 quoted by the Central Bank as of the date of payment), in both cases including VAT, related to the installments corresponding to the March-December 2018 period of the CVO agreement.

During 2019, we collected Ps. 8.45 billion in CVO receivables (including installments 1 to 10), measured in current amounts as of December 31, 2019. Subsequent installments (from installment No. 11) have been collected on their respective due dates.

In accordance with the CVO agreements, after the first ten years of operation, ownership of the combined cycle plants will be transferred from the trust to the operating companies, and the operating companies will begin to receive revenues from the sale of electric power generated by the plants. At such time, since the Argentine government financed part of the construction, it will be incorporated as shareholder of CVOSA, and our interests in CVOSA will be significantly diluted. Although the effect of the potential dilution has also not yet been defined for the same reasons, the Argentine government’s stake in CVOSA will be at least 70% due to an agreement between the parties.

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

Brigadier López plant: The Brigadier López Plant is located in the province of Santa Fe, near the City of Sauce Viejo.

Terminal 6-San Lorenzo plant: The Terminal 6 San Lorenzo Plant is located in the province of Santa Fe, near the City of San Lorenzo.

Luján de Cuyo plant: The Luján de Cuyo plant is located within YPF’s Luján de Cuyo refinery and supplies steam to such refinery. This location enables it to obtain gas oil supplies from the refinery itself in case of natural gas shortages.

La Castellana I and II Wind Farms: La Castellana I and II wind farms are located in the province of Buenos Aires, near the cities of Villarino and Bahía Blanca.

La Genoveva I and II Wind Farms: La Genoveva I and II wind farms are located in the province of Buenos Aires, near the town of Cabildo and the city of Bahía Blanca.

Achiras Wind Farm: Achiras wind farm is located in the province of Córdoba, near the City of Achiras.

Manque Wind Farm: Manque wind farm is located in the province of Córdoba, near the City of Achiras.

Los Olivos Wind Farm: Los Olivos wind farm is located in the province of Córdoba, near the City of Achiras.

El Puesto Solar Farm Project: El Puesto Project solar farm is located in the province of Catamarca, near the City of Santa María.

Manuel Belgrano plant: The Manuel Belgrano plant is located in the province of Buenos Aires, near the City of Campana.

San Martín plant: The San Martín Plant is located in the province of Santa Fe, near the City of Timbúes.

Vuelta de Obligado plant: The Vuelta de Obligado Plant is located in the province of Santa Fe, near the City of Timbúes.

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

Our Customers

		For the year ended December 31,
Modality continuing operations	Main clients	2019
		(in thousands of Ps.)	percentage of revenues
Energía Base(1) (Resolution SRRyME 1/19; Res. SE No. 19/2017, SGE 70 and 95/2013, as amended)(2) (3)	CAMMESA	27,378,909	76.14%
RenovAr Program sales under contracts	CAMMESA	2,653,942	7.38%
Term market sales under contracts	CAMMESA, Compañía Mega S.A., IEASA	4,115,104	11.44%
(MATER sales under contracts	Cervecería y Maltería Quilmes (subsidiary of AB Inbev); San Miguel A.G.I.C.I y F.; Banco de Galicia y Buenos Aires S.A.; Minera Alumbrera Limited (subsidiary of Glencore in Argentina); Banco Supervielle S.A.	391,839	1.09%
Energía Plus sales under contracts	Pirelli Neumáticos S.A., Banco de Galicia y Buenos Aires S.A., PBBPolisur S.A., Metrive S.A., Pet Food Saladillo S.A., Banco Supervielle S.A.	189,821	0.53%
Steam sales	YPF	434,648	1.21%
Other	YPF	286,282	0.80%
Revenues from CVO thermal plant management	Fideicomiso Central Vuelta de Obligado	510,239	1.42%

(1)
From February 27, 2020, a new remuneration scheme for Energía Base applicable from February 1, 2020 came into force with Resolution 31/20. For more information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”
(2)
Includes income under Res. SEE 70/18. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Schemes—Resolution SEE 70/18—Option to purchase fuel for units under Energía Base Regulatory Framework.”
(3)
Includes sales of energy and power not remunerated under Resolution No. 95 and, See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine Government—The National Program” and “Item 5.A. Operating Results—Our Revenues—The Energía Base.”

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

The following graphic breaks down our average hydroelectric energy production over the last three years on a month-by-month basis:

Source: CAMMESA

Seasonality of Wind Resources and Electricity Generation of Achiras La Castellana I, La Castellana II, Manque and La Genoveva II wind farms

The availability of wind resources is the key factor for determining Achiras I and La Castellana I wind farms electric power generation capacity and is tied to annual and seasonal changes in wind speed in the areas where each farm is located. Wind speed is generally higher between May and September and we are able to produce more energy over such periods.

The following graphic shows the energy production of our wind farms on a month-by-month since inception and until December 2019:

Source: CAMMESA

Competition

The demand for electric power in Argentina is served by a variety of generation companies, both state-owned and private-owned. These companies pursue the right to supply generation capacity and electric power and to develop projects to serve the demand for electric power in Argentina. Some of our foreign competitors are substantially larger and have substantially greater resources than our company. Because of the significant gap between the demand and supply of electric power in Argentina, voluntary and forced blackouts at times of seasonal peak consumption have occurred. During 2018 (and particularly, on February 28, 2018 pursuant to CAMMESA’s records), there was a historic demand peak recorded totaling 26.3 GW, which was supplied by 24.6 GW of capacity domestically (out of a total installed capacity of 36.9 GW) without energy imports from neighboring countries. In 2019, 2,746 GWh of energy were imported, representing a 699 % increase in energy imports as compared to 2018.

Our primary competitors in the electric power generation market are the Enel group, AES Argentina Generación S.A. (an affiliate of the AES Corporation), Pampa Energía S.A, and YPF EE S.A.

Below we detail the installed capacity of the main private sector generators in Argentina, as of December 31 2019:

Company and subsidiaries	Power (MW)
Central Puerto	4,273 (1)(2)
The AES Corporation	3,419 (3)
Grupo Enel	4,105 (4)(2)
Pampa Energía S.A.	4,463 (5)
YPF EE	2,144 (6)

Sources: (1) Based on the documentation officially declared to CAMMESA by Central Puerto for continuing operations (2) Based on company’s financial statements as of and for the year ended December 31, 2019 and data from CAMMESA. (3) Based on data form CAMMESA. Accounts for only assets located in Argentina, operated by any of the following subsidiaries: AES Argentina Generación S.A., AES Juramento S.A., AES Alicura S.A., AES Parana S.A. and Termoandes S.A. (4) Based on data from CAMMESA. Includes Enel Generación Costanera S.A., Enel Generación El Chocón S.A. and a 40.00% stake of Grupo Enel in Central Dock Sud S.A. (5) Based on company’s financial statements as of and for the year ended on December 31, 2019. (6) Based on data from CMMESA.

The following graphs break down the market share of electric power generation supplied by private sector companies in Argentina as of December 31, 2019, based on data published by CAMMESA:

Source: CAMMESA

The following graphs break down total market share of electric power generation supply and the market share from thermal units (from both private and public sector generators) in Argentina as of December 31, 2019, based on data published by CAMMESA:

Source: CAMMESA

Source: CAMMESA

The following table shows the installed capacity in terms of MW assigned to each regulatory framework (Energía Base, Energía Plus, Resolution No. 220/07) for us and each of our main competitors as of December 31, 2019:

In MW	Energía Base	Energía Plus (Res. 1281/06)	Power Purchase Agreements Under Res. 220/07	Power Purchase Agreements Under Res. 21/16	Power Purchase Agreements Under Res. 287/16	Term market for renewable energy (MATER)	RenovAr	Total
Central Puerto(1)	3,098	321	-	-	-	-	-	4,273
AES Argentina Group	3,637	16	282	-	95	94	149	3,419
ENEL Group	4,105	-	-	-	-	-	-	4,105
Pampa Energía S.A.(2)	3,241	298	419	305		99	100	4,463
YPF EE	1,680	-	-	365	-	99	-	2,144

Our efficiency levels compare favorably to those of our competitors due to our efficient technologies. The following chart shows the efficiency level of our most important generating units compared to the units of the rest of the market based on heat rate, which is the amount of energy used by an electrical generator or power plant to generate one kWh of electric power:

Source: CAMMESA’s seasonal programing for the period Nov-19 to April-20.

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
●
Directors and officer’s liability: We carry directors and officers liability insurance against potential claims against such directors and officers.
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

In order to comply with these policies, we routinely obtain quality certifications. In July 2019, TÜV Rheinland completed a series of ISO recertification audits, after which we were awarded the following certificates:

●
Puerto Complex:
●
ISO 14001/2015: Certificate No. 01 10406 1629668 good through July 12, 2022 (Nuevo Puerto, Puerto Nuevo and Puerto combined cycle plants)

●
Luján de Cuyo plant:
●
ISO 14001/2015: Certificate No. 01 10406 1629668 good through July 12, 2022

●
Piedra del Águila plant:
●
ISO 14001/2015: Certificate No. 01 10406 1629668 good through July 12, 2022

●
Brigadier López plant:
●
ISO 14001/2015: Certificate No. 01 10406 1629668 good through July 12. 2022

●
Eolic power plants (Achiras, Castellana I & II, Genoveva II)
●
ISO 14001/2015: Certificate No. 01 10406 1629668 good through July 12. 2022

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

In order to comply with these policies, we routinely pursue quality certifications. In May 2016, TÜV Rheinland completed a series of ISO recertification audits, after which we were awarded the following certificates:

●
Puerto Complex:
●
ISO 9001/2015: Certificate No. 01 10006 1629668 good through July 12, 2022

●
Luján de Cuyo plant:
●
ISO 9001/2015: Certificate No. 01 10006 1629668 good through July 12, 2022

●
Piedra del Águila plant:
●
ISO 9001/2015: Certificate No. 01 10006 1629668 good through July 12, 2022

●
OHSAS 18001/2007: Certificate No. 01 11306 1629669 good through March 11,2021

●
 Brigadier López plant:

●
ISO 9001/2015: Certificate No. 01 10406 1629668 good through July 12. 2022
●
OHSAS 18001/2007: Certificate No. 01 11306 1629669 good through March 11, 2021

●
Wind farms Achiras, La Castellana I, La Castellana II and La Genoveva II

●
ISO 9001/2015: Certificate No. 01 10406 1629668 good through July 12. 2022

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

●
Puerto Complex:
●
Nuevo Puerto plant: Environmental Management System with ISO 14001/2015 certificate and Quality Management System with ISO 9001/2015 certificate

●
Puerto Nuevo plant: Environmental Management System with ISO 14001/20015 certificate and Quality Management System with ISO 9001/2015 certificate

●
Puerto combined cycle plant: Environmental Management System with ISO 14001/2015 certificate and Quality Management System with ISO 9001/2015 certificate

Certification body:

From 2004 through 2015: IRAM

From 2016-2022: TÜV Rheinland

●
Luján de Cuyo plant: Environmental Management System with ISO 14001/2015 certificate and Quality Management System with ISO 9001/2015 certificate
Certification body:

From 2004 through 2015: SGS

From 2016 through 2022: TÜV Rheinland

●
Piedra del Águila plant: Environmental Management System with ISO 14001/2004 certificate, Quality Management System with ISO 9001/2008 certificate and Occupation Safety and Health Management System with OHSAS 18001/2007(through March, 2021) certificate
Certification body:

From 2004 through 2015: IRAM

From 2016 through 2022: TÜV Rheinland

●
Brigadier López plant: Environmental Management System with ISO 14001/2004 certificate, Quality Management System with ISO 9001/2008 certificate and Occupation Safety and Health Management System with OHSAS 18001/2007 (through March 2021) certificate
Certification body:

From 2019 through 2022: TÜV Rheinland

●
Wind Farms Achiras, La Castellana I, La Castellana II and La Genoveva II: Environmental Management System with ISO 14001/2004 certificate, Quality Management System with ISO 9001/2008 certificate.

Certification body:

From 2019 through 2022: TÜV Rheinland

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

ENRE

Law No. 24,065 also created the Ente Nacional de Regulador de la Electricidad (Argentine National Electricity Regulator) (ENRE) as an autonomous entity within the scope of the former Secretariat of Electric Energy (currently, the Ministry of Productive Development), the main duties of which are as follows: (a) enforcing the Regulatory Framework and controlling the rendering of public services and the performance of the obligations set forth in the concession contracts at a national level; (b) issuing the regulations applicable to the WEM agents; (c) setting forth the basis for calculation of tariffs and approving the tariff schedules of transmission and distribution companies holding national concessions; (d) authorizing electrical conduit easements; and (e) authorizing the construction of new facilities. Besides, Law No. 24,065 has entrusted ENRE with a jurisdictional activity. Any dispute arising between WEM agents should be subject to prior compulsory jurisdiction of ENRE (subject to further judicial review).

Pursuant to Decree No. 258/16, the Executive branch appointed four interim members of the ENRE’s board of directors, and ordered the Ministry of Energy and Mining to put in place an open call (convocatoria abierta) to select the members of the ENRE’s board of directors.

Section 6 of the Solidarity Law, authorizes the Executive branch to intervene the ENRE’s board for one year. On March 17, 2020, the controller in charge of carrying out such administrative intervention was appointed.

The Secretary of Energy

In addition to the ENRE, another of the main regulatory entities in Argentina is the Secretary of Energy, -under the jurisdiction of the Ministry of Productive Development, the successor entity of the formers Secretariat of Electric Energy, Secretariat of Energy and Ministry of Energy and Mining and Government Secretary of Energy. Its role is defined in Law No. 24,065 and Decree No. 50/19. Its main duties are:

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

Moreover, the former Ministry of Energy and Mining delegated to the Undersecretariat of Electric Energy the duties of the former Secretariat of Electric Energy pursuant to Sections 35, 36 and 37 of Law No. 24,065, through Resolution No. 64/18. These duties include:

●
representing the state-owned equity interest in CAMMESA;
●
defining the rules governing CAMMESA;
●
ensuring transparency and equity;
●
determining the overall operating and maintenance costs that would allow fully or partially state-owned generation and transportation companies to maintain service quality, continuity and safety; and
●
administering the Stabilization Fund.

Pursuant to Law 22,520 as modified by Decree 532/2019 and Resolution 50/2019, this duties are now carried out by the Secretary of Energy, under the jurisdiction of the Productive Development Ministry.

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

CAMMESA

CAMMESA is a not-for-profit corporation. The shareholders of CAMMESA each hold twenty percent stakes and are as follows: the Argentine Government (represented by the Secretariat of Energy) and the four associations representing the different segments of the electric power sector (generation, transmission, distribution and Large Users).

CAMMESA is managed by a board of directors composed of ten regular directors and up to ten alternate directors, which are appointed by its shareholders. Each of the associations that represent the different segments of the electric power sector is entitled to appoint two regular directors and two alternate directors. The two remaining regular directors of CAMMESA are the Secretariat of Electric Energy, who serves as chairman of the board and an independent member who acts as vice chairman, appointed at a meeting of the shareholders. The decisions adopted by the board of directors of CAMMESA require the affirmative vote of a majority of the directors present at the meeting, including the affirmative vote of the chairman of the board.

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

In addition to the responsibilities mentioned above, under current applicable regulations, CAMMESA has been tasked with the role of acquiring and supplying the fuel for the electric power sold under the Energía Base free of cost to the generators.

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

As of the date of this annual report, following the enactment of Resolution SE No. 95/2013, Large Users operating in the term market purchase electric power through agreements with CAMMESA, except for those power purchase agreements executed under the scope of Resolution No. 281/2017 –which created the Renewable Energy Term Market-. See “Item 4.B. Business Overview— The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Scheme” below.

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

Through the enacted Resolution No. 7/16, the former Ministry of Energy and Mining suspended any transfer of funds from the Stabilization Fund to EDENOR and EDESUR intended to fund these companies’ planned works, which would have been implemented through financing agreements with CAMMESA and funded by the Stabilization Fund.

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

Resolution No. 6/16 issued by the Ministry of Energy and Mining on January 27, 2016 sought to gradually implement a standardization program of several macroeconomic variables, foster the efficient and rational use of electric power and ensure that the appropriate conditions are in place to benefit from private sector investments in the sector’s activities and segments. Pursuant to this resolution, the Ministry of Energy and Mining acknowledged the gap between actual costs and prevailing prices. However, on the basis of social policy, the Ministry of Energy and Mining had fixed a new seasonal price for the WEM that is still below actual supply costs.

The former Ministry of Energy and Mining also created incentives for residential customers to save electric power, which consist of lower tariffs for users who reduce their consumption over a given period compared to the same period during the previous year and fixed a social tariff to be applied to certain sectors of demand.

Import and Export Transactions

Pursuant to Decree No. 974/97, import and export transactions are conducted through the IITS, a public service subject to the concession granted by the former Secretariat of Electric Energy. Under such system, through Resolution No. 348/99, the former Secretariat of Electric Energy granted Interandes Sociedad Anónima a concession for the IITS through the Güemes Transmission System, which connects the Central de Salta Thermal Generation plant located in Güemes, Salta, with the Sico Border Crossing, on the border with the Republic of Chile.

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

Electricity transmission is comprised of (i) a high-voltage transmission system (operated by the company Transener, which is currently co-controlled by the Eling Group, Transelec and Integración Energética Argentina S.A. -formerly known as IEASA), which connects the main electric power production and consumption areas allowing the transmission of electric power between different Argentine regions and (ii) several regional trunk systems, which transmit electric power within a particular region and connect the generators, distributors and Large Users that operate in such region.

Electricity distribution is regulated only at the federal level for the City of Buenos Aires and the districts in the metropolitan areas of Greater Buenos Aires. EDENOR operates in the northern area of both the City of Buenos Aires and Greater Buenos Aires, and EDESUR operates in the southern area of both the City of Buenos Aires and Greater Buenos Aires. In the rest of the country, the electric power distribution service is regulated at the provincial level and subject to concession granted by provincial authorities. Section 124 of Law No. 27,467 established that both EDENOR and EDESUR would be transferred to the regulatory jurisdiction of the Province of Buenos Aires and the City of Buenos Aires, as applicable. However, such transfer was not implemented, and was later suspended by the Solidarity Law that established that until December 31, 2020, the ENRE will retain its regulatory powers over such companies.

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

Pursuant to Resolution No. 7/16, issued by the Ministry of Energy and Mining, the ENRE must complete a full tariff review and adjust the VAD in EDENOR’s and EDESUR’s tariff schedules. To such end, it must apply the social tariff scheme (the “Transition Tariff Scheme”) set forth in the renegotiation agreements ratified by Decrees Nos. 1957/06 and 1959/06 and executed by EDENOR and EDESUR (the “Renegotiation Agreements”), on the one hand, and the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (Renegotiation and Analysis of Public Services Contracts Unit, “UNIREN”), on the other hand.

Pursuant to Resolution No. 1/16, the ENRE approved EDENOR and EDESUR’s tariff schedules in accordance with the Transition Tariff Scheme, subject to a subsequent full tariff review, which has been applicable since February 1, 2016. The new tariff schedules include differential tariffs based on consumption and the social tariff. Following the tariff increases, preliminary injunctions suspending such increases were requested by customers, politicians and non-governmental organizations that defend customers’ rights, being granted by Argentine courts. Among the different rulings in this respect, two rulings issued by the Second Division of the Federal Courts of Appeals for the City of La Plata and a federal judge from the San Martín district court led to the suspension of end-users tariff increases of electric power in the Province of Buenos Aires and in the whole territory of Argentina, respectively. Pursuant to these injunctions, (i) the end-user tariff increases granted as of February 1, 2016 were suspended retroactively to that date, (ii) end-user bills sent to customers were not to include the increase and (iii) the amounts already collected from end-users as a consequence of consumption recorded before these rulings had to be reimbursed. However, on September 6, 2016, the Supreme Court denied these injunctions that suspended end-users electric power tariff increases, arguing formal objections and procedural defects and therefore.

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

In April 2019, the Argentine Government announced that tariffs would not be increased for the rest of the year, suspending increases projected for May and August 2019. The Government absorbed the cost of such delays on tariffs updates.

The Solidarity Law froze tariffs applied by distribution and transmission companies under federal jurisdiction for a 180-day period, at the values effective as of December 23, 2019. In addition, the Solidarity Law empowered the Executive branch to renegotiate tariffs effective as of such date aiming to reduce the tariff burden placed on households, stores and industrial facilities for the year 2020.

Through the Solidarity Law, the Argentine Government also invited provinces to freeze and review tariffs applied by distribution and transmission companies under provincial jurisdiction.

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

The contract renegotiation process provided for by the Public Emergency Law for public contracts subject to federal jurisdiction, including the concessions granted for electric power transmission and distribution in the City of Buenos Aires and La Plata, progressed very slowly. After more than five years of negotiations, electric power transmission and distribution companies have reached an agreement with the Argentine Government with the participation of the UNIREN, which was created within the scope of the Ministries of Economy and Federal Planning, Public Investment and Services. As a result of these negotiations, transmission tariffs were subject to the abovementioned limited and small-scale increases.

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

To overcome these problems and take into account the forecasts of the future increase in demand, the Argentine Executive branch launched different programs and policies promoting the availability of new generation capacity. For example, the Energía Plus and Energía Distribuida programs were implemented to encourage private sector investments in new generation facilities, allowing owners to sell the energy produced at prices sufficient to cover the cost of the projects plus a reasonable profit. The purpose of these measures is not only to overcome the energy shortage situation but also to add installed capacity to satisfy the steady growth in demand that is expected in the short and medium term.

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

Subsequently, in 2010, a new agreement with WEM generators was entered into to promote new electric power generation to satisfy the increase in the energy and capacity demand and also to facilitate the settlement of the generators’ receivables from CAMMESA for electric power sales. Within the framework of such agreement, Central Puerto and the Endesa and Duke groups submitted a project for the construction of a thermal combined cycle plant named Central Vuelta de Obligado, in Timbúes, Province of Santa Fe, and, in turn, The AES Group submitted a project for the construction of Central Guillermo Brown, located in Bahía Blanca, Province of Buenos Aires. In connection with the former, the generation company CVOSA was created.

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

Distributed Energy (Energía Distribuida)

Resolution 220/07

Pursuant to Resolution No. 220/07, the Secretariat of Energy authorized the execution of Electricity Supply Agreements (“ESAs”) between the WEM (represented by CAMMESA) and companies that offer additional generation to the system (i.e., the so-called offer of additional generation and associated energy from generation, co-generation and self-generation agents that, as of the date of publication of the resolution, were not WEM agents or did not have the generation facilities to commit to such supply). ESAs are applicable to all such projects for additional energy generation that involved the participation of the Argentine Government or IEASA or those that be determined by the former Ministry of Federal Planning, Public Investment and Services (currently, the Ministry of Productive Development).

Resolution No. 220/07 sets forth the standard terms of ESAs, including:

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

Furthermore, such resolution details the requirements that the additional generation offers must meet for an ESA to be executed. The respective investment projects must be submitted to the Secretariat of Electric Energy and include the following information: (i) the units to be approved that will assume the commitment; (ii) guaranteed availability of the units; (iii) the offered duration of the ESAs; (iv) the effective term of the offer; (v) the availability of capacity committed for the period offered in MW; the former Secretariat of Electric Energy may establish committed capacity value limits; and (vi) a breakdown of fixed and variable costs, in particular, those related to the funding used for the installation of the new capacity offered and supporting documents of such breakdown, along with backing documentation.

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

Pursuant to Resolution SE No. 1836/07, the former Secretariat of Energy instructed CAMMESA to execute with IEASA the ESAs pertaining to energy projects located in specific sites communicated in each case by such secretariat, approving, as Annex I, the sample contract to be executed and providing for the specific conditions of each ESA that should be approved by the former Secretariat of Electric Energy.

Law No. 27,424 (and related Decree No. 986/2018).

Law No. 27,424, enacted in 2017, established the “Régimen de Fomento a la Generación Distribuida de Energía Renovable Integrada a la Red Eléctrica Pública” (i.e. Promotion of Distributed Energy from Renewable Sources Regime). Law No. 27,424 was later implemented through Decree No. 986/18 (both Law No. 27,424 and Decree No. 986/2018, its amendments and its complementary regulations, the “Promotion Regime”).

The Promotion Regime sets forth the policies and contractual terms for the generation of electricity from renewable sources by users of the electricity distribution service, either for self-consumption or, eventually, for the supply of additional energy to the grid.

It also established the obligation of the electricity distribution companies to allow such energy supply by the abovementioned user-generators, securing free access to the distribution grid. Distributed generation of electricity from renewable sources was declared of national interest.

The goal of the Promotion Regime is to achieve 1.000 MW of installed capacity within twelve (12) years as of the day in which Decree No. 986/2018 came into force (November 3, 2018).

Every user of the distribution service has the right to install equipment to generate power from renewable energy sources to a capacity equal to the one contracted and demanded to its own distributor, provided such user-generator falls within the scope of section 6 of Law No. 27,424 and subject to the distributor’s previous authorization. In the event the user-generator intends to install a larger capacity, a special authorization shall be requested to the corresponding distributor.

After obtaining the abovementioned authorization, the user-generator and the distributor shall execute a Distributed Electricity Generation Agreement, under the terms of the Promotion Regime. Pursuant to it, the distributor shall enable the user-generator’s facilities to supply energy to the grid.

In case of controversies among the distributor and the user-generator, Law No. 27,424 establishes that the latter can bring its claim before the competent regulatory entity.

The compensation and remuneration scheme for the supplied energy shall be administered by the distributor in the following terms:

(a)
The user-generator shall receive a tariff for the supply of each kilowatt per hour (KW/h) delivered to the grid, as of the moment the measuring equipment is installed by the distributor. The pricing shall be in Argentine pesos. The applicable tariff scheme was approved by ENRE Resolution No. 189/2019 (see “Tariff Scheme – ENRE Resolution No. 189/2019” below).

(b)
In the usual bills for the provision of electricity, the distributor shall reflect the energy provided to the user-generator, and the energy supplied by the user-generator to the grid, with the price for each KW/h. The user-generator shall pay the net value before taxes. No additional tax charges can be made over the energy supplied by the user-generator. In the event there is a surplus amount in favor of the user-generator, a credit against the distributor will be accounted for further periods. If such surplus amounts accrue for a certain period of time, a retribution can be requested to the distributor.

(c)
Profits from supplying electricity to the grid by user-generators with up to 300kw of contracted capacity, in compliance with the regulations, will be exempt from income taxes and value added taxes.

The current enforcement authority of the Promotion Regime is the Secretary of Energy. Among other things, such authority is empowered to: (i) establish the technical and administrative standards for the approval of distributed energy projects; (ii) establish the requirements to be fulfilled to authorize the connection to the grid requested to distributors by user-generators; (iii) establish the value of the tariff for the supply of electricity through distributed energy projects; (iv) establish the general guidelines of the Distributed Electricity Generation Agreements to be executed among distributors and users-generators.

Any breach of the distributors obligations under the Promotion Regimen will be subject to sanctions, and the user-generator will have a right for compensation.

The Promotion Regime also created the “Fondo Fiduciario para el Desarrollo de la Generación Distribuida de Energías Renoables” (“FODIS”), with the purpose of granting loans, incentive, guarantees, capital contributions and acquisition of other financial instruments, destined to the implementation of systems of distributed generation from renewable resources.

The Federal Government (through the enforcement authority of the Promotion Regime) would be the FODIS Trustor, while the selected public bank would be the Trustee. The Beneficiaries would be all the people domiciled in Argentina and businesses incorporated in Argentina, whose projects of distributed generation have obtained approval from the FODIS authorities, pursuant to the applicable regulations.

The FODIS model agreement was approved by means of Disposition No. 62/2019 of the former Undersecretariat of Renewable Energy and Energetic Efficiency. Such disposition also named Banco de Inversión y Comercio Exterior (BICE) as the FODIS Trustee.

Activities performed within the FODIS are subject to tax benefits.

Finally, the Promotion Regime also sets forth the “Régimen de Fomento para la Fabricación Nacional de Sistemas, Equipos e insumos para la Generación Distribuida a partir de fuentes renovables” (“FANSIGED”), currently under the orbit of the Ministry of Productive Development.

FANSIGED will be applicable for ten (10) years as of the enactment of the Promotion Regime (2017). The National Executive Branch can extend it for an additional 10-year term.

The activities falling within the scope of the FANSIGED are research, design, development, investment in capital goods, production, certification and installation services for the distributed generation of energy from renewable sources.

A series of tax benefits are applicable under the FANSIGED.

Micro, small and medium size companies incorporated in Argentina, who develop any of the activities falling within the scope of the FANSIGED can adhere to the regime.

Resolution No. 314/2018 also created the Registro Nacional de Usuarios-Generadores de Energías Renovables (RENUGER), applicable to projects who obtained the Certificate of User-Generator and are included in the Promotion Regime.

Resolution No. 314/2018 approved further regulations to the Promotion Regime, which include, among others:

(i)
The distinction between Small User-Generators (up to 3 kW of capacity), Medium User-Generators (from 3 KW up to 300 kW of capacity) and Large User-Generators (from 300 KW up to 2 MW of capacity).

(ii)
The procedure to follow for the connection of user-generators, and technical criteria.

(iii)
The guidelines for the execution of Distributed Electricity Generation Agreements, setting forth the parties’ rights and obligations, causes for suspension, and causes for termination.

(iv)
Specifications for the measurement systems.

(v)
Billing and compensation mechanisms.

(vi)
Further regulations for the promotional benefits regime.

The former Undersecretariat of Renewable Energy and Energetic Efficiency issued Disposition No. 28/2019 to complement the provisions of Resolution No. 314/2018.

Tariff Scheme – ENRE Resolution No. 189/2019

ENRE Resolution No. 189/2019 approved the applicable tariffs to User-Generators for the supply of energy to the grid as of May 2019, valued in Argentine pesos per hourly kilowatt ($/kwh):

User-Generator	$/kwh
Residential	2.062
General	2.206
T2	2.206

Tariff 3 - BT < 300 kW contracted capacity
Variable Fee “Pico”	2.311
Variable Fee “Resto”	2.206
Variable Fee “Valle”	2.103

Tariff 3 - MT < 300 kW contracted capacity
Variable Fee “Pico”	2.197
Variable Fee “Resto”	2.097
Variable Fee “Valle”	1.998

Tariff 3 - AT < 300 kW contracted capacity
Variable Fee “Pico”	2.106
Variable Fee “Resto”	2.011
Variable Fee “Valle”	1.916

Tariff 3 - BT >= 300 kW contracted capacity
Variable Fee “Pico”	3.346
Variable Fee “Resto”	3.198
Variable Fee “Valle”	3.049

Tariff 3 - MT >= 300 kW contracted capacity
Variable Fee “Pico”	3.18
Variable Fee “Resto”	3.039
Variable Fee “Valle”	2.898

Tariff 3 - AT >= 300 kW contracted capacity
Variable Fee “Pico”	3.049
Variable Fee “Resto”	2.914
Variable Fee “Valle”	2.779

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

ESAs with IEASA

Resolution SE No. 712/09 approved the sample contracts to be executed between CAMMESA and ENARSA –now IEASA for the supply of electric power derived from renewable sources generated under the contracts awarded in ENARSA’s Bidding Process No. 1/09.

Resolution SE No. 712/09 also added Annex 39 and replaced Annex 40 of the Procedures. In this regard, the new Annex 39 sets forth the guidelines for renewable energy generation, excluding hydroelectric and wind energy, while Annex 40 set forth the guidelines for wind power generation.

Regarding the contracts to be awarded, prior to their execution, ENARSA had to carry out certain efforts with the former Secretariat of Electric Energy to obtain approval for the generation availability offer pursuant to which it intends to execute each agreement with CAMMESA.

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

1.
The former Ministry of Energy and Mining must be the enforcement authority of the law. (currently the Secretary of Energy)

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

Pursuant to the Decree 882/2017, the Ministry of Energy and Mining was mandated to execute the merger of ENARSA and Emprendimientos Energéticos Binacionales S.A (EBISA). EBISA is a company responsible for selling the electricity generated by certain binational energy projects in which the Argentine Government is a party. In accordance with the provisions of such decree, ENARSA would absorb EBISA and would change its name to IEASA. Through Resolution 11-E/2018, the Ministry of Energy and Mining instructed the boards of directors of the aforementioned companies to carry out all diligences necessary to perform the merger.

According to Decree No. 882/2017, IEASA will also be responsible for continuing certain energy infrastructure public work projects previously performed by the Ministry of Energy and Mining (acting as a contracting entity). Pursuant to such decree, the Ministry of Energy and Mining can also assign to IEASA with any other public work project to be performed by such ministry.

Through Decree No. 882/2017, the Executive branch granted IEASA a concession to develop the Condor Cliff and La Barrancosa hydroelectric power plants.

Decree No. 882/2017 also instructed the Ministry of Energy and Mining (acting as a shareholder of IEASA), to implement the necessary measures so that IEASA sells, assigns or transfers its assets, rights and/or shares (as the case may be) related to Ensenada Barragan, Brigadier López and Manuel Belgrano II thermal power plants and Compañía Inversora de Transmisión Eléctrica CITELEC S.A.

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

The bidding terms and conditions of the bidding contest to transfer Ensenada Barragan and Brigadier Lopez power plants were approved by means of Resolution No. 289/2018 of the Ministry of Energy. We submitted offers for both power plants, and on February 27, 2019, and we were notified that we had been awarded Brigadier López Power Plant, which was effectively transferred on June 14, 2019.

On June 14, 2019 the transfer agreement for the production unit part of Brigadier López Plant and for the premises on which the Brigadier López Plant is located, was executed, also including: a) personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used in connection with the operation of the Brigadier López Plant; b) IEASA’s contractual position in the following contracts: (i) Turbogas and Turbosteam supplying contracts with CAMMESA, (ii) the Brigadier López Financial Trust Agreement (as defined below), (iii) the long term maintenance agreement with Siemens, (iv) the spare part sales agreement with Siemens, (iv) insurance contracts. and the, among others); c) permits and authorizations in effect related to the Brigadier López Plant operation; and d) Brigadier López Plant employees.

The Brigadier López Plant has a 280.50 MW Siemens gas turbine installed. It is expected that such gas turbines will be supplemented with a boiler and a steam turbine to complete the combined cycle, which will allow the Brigadier López Plant to generate 420 MW in the aggregate. The installation of all necessary items for the completion of the combined cycle have not been finalized as of the date of this annual report (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the project, or alter our plans for the expansion of our existing plant)

Under the above-mentioned trust agreement (the “Brigadier López Financial Trust Agreement”), Central Puerto replaced IEASA as the trustor of the Brigadier López Financial Trust Agreement, and BICE Fideicomisos is the trustee. The financial debt balance of the trust as of June 14, 2019 was US$154,662,725. The amount paid on June 14, 2019 amounted to US$165,432,500, formed by a cash amount of US$155,332,500, plus an amount of US$10,100,000 settled through the assignment of LVFVD to IEASA.

Under the terms of the trust agreement, the financial debt accrues interest at an annual rate equal to the greater of (i) LIBOR plus 5% or (ii) 6.25% and amortizes principal on a monthly basis. BICE Fideicomisos as the trustee, is in charge of the administration, and pays such debt, using for that purpose the proceeds from certain components of the sales of Brigadier Lopez power plant that were assigned to the Brigadier López Financial Trust Agreement and are paid monthly directly from CAMMESA to the Brigadier López Financial Trust Agreement. Additionally, there is a reserve account founded, for a total amount of two monthly debt services. In case of insolvency by the Brigadier López Financial Trust Agreement, creditors have no recourse against other assets of Central Puerto. As of March 25, 2020, there are 29 instalments remaining to amortize and the financial debt balance amounts to US$117.64 million.

Changes to the Electric Power Sector under the Fernández Administration

As of the date of this annual report, the following measures have been adopted in the electric power sector since the elected administration took office on December 10, 2019:

●
The Governmental Secretariat of Energy –under the jurisdiction of the former Ministry of Treasury- was reorganized as the Secretariat of Energy –within the scope of the Ministry of Productive Development-.
●
Tariff increases that were to be implemented pursuant to current regulations, were suspended.
●
By means of the Solidarity Law, tariffs applied by distribution and transmission companies under federal jurisdiction were frozen for 180 days, at the values in force as of the day in which the law came into force (December 21st, 2019).
●
The Executive branch was empowered to renegotiate tariffs effective as of December 21, 2019 with the aim of reducing the tariff burden placed on households, stores and industrial facilities for 2020.
●
The transfer of EDENOR and EDESUR to the jurisdictions of the City of Buenos Aires and the Province of Buenos Aires, as applicable, was suspended. Therefore, such companies still remain under the regulatory power of the national government

●
On December 27, 2019, the Ministry of Productive Development issued Resolution MDP No. 12/2019, repealing Resolution SGE No. 70/2018 and restoring Art. 8 of Res. SE 95/2013. Beginning in January 2020, CAMMESA became the only fuel supplier for generation companies, except for (i) thermal units that had prior commitments with CAMMESA for energy supply contracts with their own fuel management and (ii) thermal units under the Energía Plus regulatory framework, authorized under Resolution SE No.1281/05 to supply energy to large private users.
●
On February 27, 2020, the Secretariat of Energy issued Resolution 31/20 applicable from February 1, 2020, which replaces the regulatory framework for Energía Base, changing the energy and power capacity prices for the units under this regulatory framework. For the details of this regulation see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

Call for Bids for New Thermal Generation Capacity and Associated Electricity Generation

Pursuant to Decree No. 134/15 and Resolution No. 6/16 set forth by the Ministry of Energy and Mining, the Secretariat of Electric Energy issued Resolution No. 21/16 (“Resolution No. 21”) calling for bids for thermal generation capacity and associated electric power generation. The energy was to be made available in the WEM to meet essential demand requirements beginning with the following seasons: summer 2016/2017, winter 2017 and summer 2017/2018.

Resolution No. 21 provided for the following bid specifications:

1.
Bids may only be submitted to CAMMESA by such parties that already were, or had simultaneously submitted an application to the Secretariat of Electric Energy to become, generation, co-generation or self-generation agents of the WEM under the terms of the Procedures.

2.
Bids had to be for projects to install new generation capacity, in addition to the expected capacity for the period in which commercial operation of the project was committed.

3.
Bidders did not have to offer pre-existing generation units that were connected to the SADI or units in which the power capacity being offered was already committed and partially performed under agreements approved by the former Secretariat of Electric Energy. If, in the case of the latter, there was no partial performance of the agreements and bidders submitted bids under Resolution No. 21, CAMMESA had to submit the matter to the former Secretariat of Electric Energy.

4.
Bids did not have to commit, at each proposed connection point, a generation capacity lower than 40 MW and the net power of each generating unit for such location did not have to be lower than 10 MW.

5.
The committed equipment had to be capable of running on two types of fuel and be able to operate on either of them as needed by the WEM economic dispatch. If there was ongoing and unlimited availability of a given fuel or if deemed logistically beneficial by the bidder, bidders had to submit an alternative offer with generating equipment capable of running on a single type of fuel.

6.
There was no pre-established ceiling for the capacity of power that could be offered and the location of the projects could be freely chosen, but both the capacity and the location of the projects was limited by the capacity of the transmission system and the supply of fuel.

7.
For each generating unit at the proposed interconnection spot, bidders had to offer a price for power availability (expressed in U.S. dollars per month) and a price for the electric power generated (expressed in U.S. dollars per hour), estimating the value of non-fuel related variables for each type of fuel on which the power plant was able to run and the related committed maximum specific consumption stated in kilocalories per kilowatt-hour.

8.
Bidders were required to submit evidence of full compliance with applicable environmental laws, including but not limited to the related statement of Environmental Impact and Environmental Impact Study.

9.
Bids had to be submitted in two envelopes. One envelope had to include technical information in connection with the availability of the power being offered. The other envelope had to include the bid price for the committed power availability and the electric power generated, the maximum specific consumption being offered, the committed due date by which the generation capacity being offered would have been commercially available for service, the requested term for the contract, the bid bond and the pro forma guarantee of compliance with the committed due date.

10.
Before submitting the bids, the Secretariat of Electric Energy could specify or supplement the contents of Resolution No. 21 and the information and documents to be submitted.

The agent whose bid was finally accepted was required to enter into a contract for the sale of electric power generation capacity availability and the related generated electric power in the WEM (a “wholesale demand contract”) with the distribution agents and Large Users of the WEM represented by CAMMESA.

Resolution No. 21 sets forth the guidelines for wholesale demand contracts, which included, among other things, the following terms: (i) the contractual term is required to be between five and ten years; (ii) the maximum specific consumption of each generating unit by type of fuel used is required to be lower than 2,500 kilocalories per kilowatt-hour; (iii) a set of remedies are required to be defined for failures to comply with the committed availability of generation capacity; (iv) the supply of and recognition of the cost of fuel used by the machines and power plants involved is required to be included in accordance with applicable regulations; (v) contracts are required to have first priority in payment and rank equally with existing supply agreements with the Banco de Inversión y Comercio Exterior (BICE) in its role as trustee of the trusts “Central Termoeléctrica Manuel Belgrano” and “Central Termoeléctrica Timbúes” since January and February 2010, respectively, and priority in payment must rank equally with payment obligations in respect of liquid fuel purchases for electric power generation; and (vi) the contracts are required to include other features stemming from the provisions of Resolution No. 21.

The bids submitted are required to be reviewed by CAMMESA following the methodology established by the Secretariat of Electric Energy. This methodology included following a streamlined simulation model of the expected operation of the generation units committed in each bid, taking into account certain requirements set forth by Resolution No. 21. The bid assessment process is required to consider the risks of undelivered electric power expected for the summer 2016/2017, winter 2017 and summer 2017/2018, estimating the value the early incorporation of the generation capacity being offered would have for the electric power system. Bids are required to be ordered and selected based on the increasing costs each of them would have on the electric power system. CAMMESA is required to assess and report to the Secretariat of Electric Energy the costs that each of the bids deemed acceptable under the approved methodology would represent for the system and, if applicable, the bids that have been excluded at such stage for their failure to meet the bid specifications.

CAMMESA was required to issue the commercial documentation deemed necessary for making payments to selling agents under such wholesale demand contracts during the term of the emergency declared under Decree No. 134/15 or until the enactment of regulations governing the transfer to the selling agents of the responsibility to issue such commercial documentation.

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

Resolution 287/2017 of the Secretary of Electricity

Through Resolution No. 287/2017, of May 11, 2017, the Secretariat of Energy called for a new thermal power tender for the execution of long-term power purchase agreements. The tender focuses on combined cycle conversion projects and co-generation project.

The main features of the tender were as follows (further requirements and conditions apply):

a)
Combined cycle conversion projects had to be related to thermal power plants (i) existing at that time or near to reach commercial operation in simple cycle mode; (ii) with low specific consumption; (iii) with the possibility of improving its efficiency once converted into a combined cycle; (iv) that its conversion did not affect the current grid transmission capacity (being any required expansion to be borne by the bidder); (v) which had the appropriate fuel infrastructure system to guarantee permanent operation of the combined cycle; and (vi) with, in principle, a maximum construction term of 30 months.

b)
Co-generation projects (i) had to be efficient, (ii) did not affect the current grid transmission capacity, (iii) had to guarantee its own principal and alternative permanent fuel supply, and (iv) had to entail, in principle, a maximum construction term of 30 months.

c)
15 year PPAs extension.

d)
CAMMESA-as the offtaker, acting on behalf of distributors and large users of the Argentine Wholesale Electricity Market. The PPAs might be proportionally assigned to large users and distributors at a later stage.

e)
The generator would receive both a fixed capacity payment (subject to power availability) and a variable payment for actual power supplied to the grid.

f)
Prices under the PPAs should be established in US dollars. However, CAMMESA should make payment in Argentine pesos at the prevailing exchange rate on the business day immediately before the payment date established in the sales liquidation document issued by CAMMESA.

g)
Payments under the PPAs will benefit from a priority payment mechanism (equal to the one established for the payment of fuel costs for power generation).

h)
Within three months after execution of the PPAs, CAMMESA had to constitute a Payment Guarantee Fund to guarantee the obligations undertaken under each PPA. It should cover six months of the estimated capacity payments under each PPA. The Secretariat of Electricity should provide the specifics with respect to the Fund’s constitution and administration.

PPA’s were awarded to different projects, by means of Resolutions No. 820/2017 and 926/2017 of the Secretary of Electricity.

RenovAR (Round 1, Round 1.5 and Round 2): Bidding Process for Renewable Energy Generation Projects

After carrying out a public consultation period to submit comments and suggestions to the preliminary version of the bidding terms and PPAs and due to the proximity of the period for submitting bids to the “Round 1” from the RenovAR Program, Presidential Decree No. 882/16, published on July 22, 2016 in the Official Gazette on the grounds of “necessity or urgency,” which decree has modified and established different precisions regarding the legal framework for the Promotional Regime.

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

According to the terms and conditions of such bid, the relevant PPAs shall include the following features and provisions:

1.
Purpose: The purpose of the agreement must be to supply the amount of electric power associated with the new equipment for electric power generation from renewable sources to the WEM beginning on the date on which the power plant is permitted to operate in the WEM until the termination of the contractual term.

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

On August 2, 2019, pursuant to Disposition SSERyEE 91/2019 the awarding of the PPAs was decided for a total of 259 MW

Pursuant to the RenovAR regulatory framework, we were awarded with 3 wind projects: La Castellana I in Round 1, Achiras in Round 1.5 and La Genoveva I in Round 2.0. The wind farm La Castellana I reached commercial operation date (COD), in August 2018, and Achiras reached commercial operation date on September 2018. The following table shows the main characteristics of each of the wind farms:

	La Castellana I	Achiras	La Genoveva I
Location	Province of Buenos Aires	Province of Córdoba	Province of Buenos Aires
Status	In operation	In operation	Under construction
Commercial operation date / Expected commercial operation date	August 2018	September 2018	May 2020(1)
Awarded power capacity in the bidding process(2)	99 MW	48 MW	86.60MW
Current/Expected power capacity (2)	100.80 MW	48 MW	88.2 MW
Regulatory Framework	RenovAr 1.0	RenovAr 1.5	RenovAr 2.0
Awarded price per MWh	US$61.50	US$59.38	US$40.90
Contract length	20 years, starting from commercial operation	20 years, starting from commercial operation	20 years, starting from commercial operation
Power purchase agreement signing date	January 2017	May 2017	July 2018
Number of units	32 wind turbines	15 wind turbines	21 wind turbines
Wind turbine provider	Acciona Windpower—Nordex	Acciona Windpower—Nordex	Vestas

(1)
The commercial operation date (COD) committed with CAMMESA of La Genoveva I is 720 days after the PPA signing date, which was on July 26, 2018. Due to the outbreak of COVID-19 and the measures adopted by the government to contain it, the project is expected to be delayed. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants.”
(2)
The companies that were awarded with project during the bidding process were authorized pursuant to the conditions of such bidding process to introduce minor changes in the power capacity of the project

Remuneration Scheme

The Current Remuneration Scheme

On February 27, 2020, the Secretary of Energy of the National Ministry of Production Development issued Resolution 31/20, which abrogated Resolution No. 1/19, reducing the remuneration scheme applicable from February 1, 2020 for Authorized Generators in the Wholesale Electricity Market.

Remuneration of thermal generators

Resolution 31/20 sets forth, regarding generation from thermal sources, that authorized thermal generators will be remunerated for (i) monthly available capacity and (ii) energy.

Remuneration for available capacity is comprised of (i) a minimum price associated to the real available capacity (DRP) and (ii) a price for guaranteed capacity according to the fulfilment of an offered guaranteed capacity availability (DIGO). DIGO is the capacity availability offered by an authorized thermal generator for each “g” generation unit for each DIGO period (which are: (a) summer period: December-January-February, (b) winter period: June-July-August, (c) remaining periods: (c1) March-April-May, (c2) September-October-November). The power remuneration will be affected according to the Utilization Factor (FU) of the generation unit.

Remuneration for energy will be the sum of two items: (i) Generated Energy and (ii) Operated Energy (associated to the rotating power in each hour). The hourly volume of Operated Energy must correspond with the optimal dispatch for the fulfilment of energy and reserves assigned. Remuneration for energy is determined at the connection node of the generator.

In addition, Resolution 31/20 introduced a new remuneration criteria, concerning the first 25 (HMRT-1) and second 25 (HMRT-2) hours of maximum thermal dispatch (“HMRT”) in the month, also establishing a distinction between the summer period, the winter period and the remaining periods.

All remuneration prices are set in Argentine pesos with a monthly adjustment parameter, considering IPIM and IPC indices, according with the following formula:

where

“IPIM”: WPI, published by INDEC

“IPC”: CPI, published by INDEC

However, on April 8, 2020, Central Puerto learned that the Secretary of Energy may have instructed CAMMESA to postpone until further notice the application of Annex VI, related to the price update mechanism described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”. Accordingly, CAMMESA did not apply the price update mechanism for the March 2020 monthly payments under Energy Base. The Company is evaluating the effects that the non-application of the aforementioned Annex VI would have, as well as the steps to be followed in this regard.

Remuneration for Available Capacity: the base price to remunerate capacity from thermal sources will be determined pursuant to the following values of capacity base price (PrecBasePot), price of guaranteed capacity (PrecPotDIGO) and Utilization Factor (FU):

Technology / Scale	PrecBasePot (Ps./MW-month)
Combined-cycle Large > 150 MW	100,650
Combined-cycle Small <= 150 MW	112,200
Steam Turbine Large > 100 MW	143,550
Steam Turbine Small <= 100 MW	171,600
Gas Turbine Large > 50 MW	117,150
Gas Turbine Small <= 50 MW	151,800
Internal Combustion Engines<=42MW	171,600

Technology/Scale	PrecPotDIGO (Ps./MW-month)
	Winter and Summer	Remaining periods
Combined-cycle Large > 150 MW	360,000	270,000
Combined-cycle Small <= 150 MW	360,000	270,000
Steam Turbine Large > 100 MW	360,000	270,000
Steam Turbine Small <= 100 MW	360,000	270,000
Gas Turbine Large > 50 MW	360,000	270,000
Gas Turbine Small <= 50 MW	360,000	270,000
Internal Combustion Engines<=42MW	420,000	330,000

Utilization Factor (FU):

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

Being GenAñoMovn: the total generation of the generation unit “g” in the mobile year prior to the “n2” month in which the DTE is issued.

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

Following the abovementioned, Resolution No. 31/20 sets forth that the monthly remunerating for available capacity shall be proportional to the monthly availability, the Utilization Factor of the generation unit and a price that will vary periodically.

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

REM BASE (Ps./month) = PrecBasePot * DRP (MW) * kFM

Being kFM: hours of the month outside agreed maintenance/hours of the month

In case of generators that declare DIGO, their remuneration for offered guaranteed capacity is a remuneration of available capacity (with cap as physical magnitude to be computed in the DIGO) that is valued as PrecPotDIGO (Ps./MW-month) according to following:

a)
If DRP ≥ DIGO

REM DIGO (Ps./month) = (DRP – DIGO) (MW) * kFM * PrecMinPot + DIGO (MW) * kFM *

PrecPotDIGO

b)
If DRP < DIGO

REM DIGO (Ps./month) = MAX {REM BASE; DRP (MW) * kFM * PrecPotDIGO * DRP / DIGO}

Being kFM = hours of the month outside of agreed maintenance/hours of the month

The total remuneration for available capacity of generators will depend on whether they declared DIGO or not.

Total Remuneration for Available Capacity for Generators that do not declare DIGO: Total remuneration for available capacity will be calculated, for generators that do not declare DIGO, exclusively pursuant to the concepts explained above and its application will be made considering the Utilization Factor (FU):

●
If FU < 30% REM TOT (Ps./month) = REM BASE * 0.6
●
If 30%<= FU < 70% REM TOT (Ps./month) = REM BASE * (FU * 0.3)
●
If FU >= 70% REM TOT (Ps./month) = REM BASE

Total Remuneration for Available Capacity for Generators that declare DIGO: The sum of the remunerations mentioned above and its application will be made considering the Utilization Factor (FU):

●
If FU < 30% REM TOT (Ps./month) = REM DIGO * 0.6
●
If 30%<= FU < 70% REM TOT (Ps./month) = REM DIGO * (FU * 0.3)
●
If  FU >= 70% REM TOT (Ps./month) = REM DIGO

The following picture show the effect of FU on Available Capacity Remuneration:

Energy Remuneration

Energy remuneration is comprised of two items: (i) generated energy and (ii) operated energy. This remuneration is determined at the connection node of the generator.

Remuneration for Generated Energy

For conventional thermal generation, a maximum value (depending on the kind of fuel used by the generation unit “g”) will be considered in concept of non-fuel variable costs (CostoOYMxComb), as indicated in the below chart, for the energy delivered in each hour:

	CostoOYMxComb
Technology/Scale	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	240	420	600	–
Combined-cycle Small <= 150 MW	240	420	600	–
Steam Turbine Large > 100 MW	240	420	600	720
Steam Turbine Small <= 100 MW	240	420	600	720
Gas Turbine Large > 50 MW	240	420	600	–
Gas Turbine Small <= 50 MW	240	420	600	–
Internal Combustion Engines<=42MW	240	420	720	–

Remuneration for Operated Energy

Operated Energy remuneration is 84 $/MWh and applies to the addition of rotating capacity along the month. When a generating unit is operating under forced condition, requested by the generator, Operated Energy remuneration will be determined considering only 60% of its installed capacity.

Maximum Thermal Dispatch Hours

Maximum Thermal Dispatch Hours (HMRT) applies to the average delivered capacity during the 25 hours of HMRT in the relevant month, earlier described as HMRT-1 and HMRT-2.

Remuneration price “PrecPHMRT” is 37,500 Ps./MW, and is affected by seasonal factor FRPHMRT, as indicated in the following chart:

	FRPHMRT
HMRT	Summer	Autumn	Winter	Spring
HMRT-1	1.2	0.2	1.2	0.2
HMRT-2	0.6	–	0.6	–

Remunertion during HMRT (RemPHMRT) for thermal plants is determined as:

RemPHMRT = Potgemhrt1 * PrecPHRT * FRPHMRT1 + Potgemhrt2 * PrecPHRT * FRPHMRT2

Being Potgemhrt1: average generated capacity during HMRT-1.

Being Potgemhrt2: average generated capacity during HMRT-2.

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

Technology/Scale	Capacity Base Price (PrecBasePot) (Ps./MW-month)
Large HI Units with P > 300 MW	99,000
Medium size HI Units with P > 120 and < 300 MW	132,000
Small HI Units with P > 50 and < 120 MW	181,500
Renewable HI Units with P < 50 MW	297,000
Large HB pumping Units with P > 300 MW	99,000
Medium size HB pumping Units with P > 120 and < 300 MW	132,000

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

Following the abovementioned, remuneration of availability capacity (REM PBASE Ps./month) is calculated pursuant to the following formula:

REM PBASE (Ps./month) = PrecBasePot * DRP (MW) * kFM

Being kFM: hours of the month outside agreed maintenance/hours of the month

Remuneration for Energy

This remuneration, which is determined at the connection node of the generator, is comprised of two items (i) remuneration for generated energy and (ii) remuneration for operated energy.

With respect to the remuneration for generated energy, in each hour, the price of the energy generated will be 210 Ps./MWh.

Regarding remuneration for operated energy, generators will receive a monthly remuneration, represented by the integration of hourly powers in the period, equal to 84 Ps./MWh. The hourly volume of operated energy must correspond to the optimal dispatch for the fulfilment of energy and reservoirs assigned.

With relation to hydroelectrical pumping plants operating as a synchronic compensator, the price of the energy generated will be 60 Ps./MVAr and 84 Ps-/MWh for its operated energy.

Maximum Thermal Dispatch Hours

This remuneration is applicable to the average operated available capacity of a hydroelectrical power plants during the 25 HMRT indicated as HMRT1 and HMRT2.

HMRT Remunaration
Technology/Scale	PrecPOHMRT
Ps./MW-HMRT
Hydro >300 MW	25.700
Hydro >120 and <= 300 MW	32.500
Hydro > 50 and <= 120 MW	32.500
Renewable Hydro < 50 MW	32.500
Pump > 300 MW	32.500
Pump > 120 and <= 300 MW	32.500

Remuneration price “PrecPOHMRT”, is affected by seasonal factor FRPHMRT, as indicated in the following chart:

	FRPHMRT
HMRT	Summer	Autumn	Winter	Spring
HMRT-1	1.2	0.2	1.2	0.2
HMRT-2	0.6	–	0.6	–

Remuneration during HMRT “RemPOHMRT” for hydroelectrical power plants is determined as follows:

RemPHMRT = Potopmhrt1 * PrecPOHRT * FRPHRT1 + Potopmhrt2 * PrecPOHRT * FRPHRT2

Being Potopmhrt1: average operated capacity during HMRT-1.

Being Potgemhrt2: average operated capacity during HMRT-2.

Other generating technologies in the spot market

Resolution 31/20 sets forth that energy generated form non-conventional resources (solar, eolic, biomass, biogas) will be priced at 1680 Ps./MWh for its generated energy.

Following this, the Non-Conventional Energy Remuneration will be calculated by the hourly integration in the month of the energy generated by generation unit “g” in each hour “h” (EGengh) by PENC in that hour:

REM ENC ($/month) = ∑h.month (PENC * EGengh)

Generation coming from units that are in a stage prior to commercial authorization will be granted 50% of the corresponding remuneration until reaching such authorization.

The Previous Remuneration Schemes

Resolution SE No. 1/19

On February 28, 2019, the Secretary of Renewable Resources and Electric Market of the National Ministry of Economy issued Resolution No. 1/2019 (published in the Official Gazette on March 1, 2019, day in which it came into force), which abrogated Resolution No. 19/17, reducing the remuneration scheme for Authorized Generators in the Wholesale Electricity Market (“Resolution SRRyME No. 1/19”). Resolution SRRyME No. 1/19 establishes that Authorized Generators are those who do not have contracts in the term market in any of its modalities.

Remuneration of thermal generators

The Resolution SRRyME No. 1/19 sets forth, regarding generation from thermal sources, that authorized thermal generators were remunerated for (i) monthly available capacity and (ii) energy.

Remuneration for available capacity was comprised of (i) a minimum price associated to the real available capacity (DRP) and (ii) a price for guaranteed capacity according to the fulfilment of an offered guaranteed capacity availability (DIGO). DIGO is the capacity availability offered by an authorized thermal generator for each “g” generation unit for each DIGO period (which are: (a) summer period: December-January-February, (b) winter period: June-July-August, (c) remaining periods: (c1) March-April-May, (c2) September-October-November). The power remuneration was affected according to the Utilization Factor (FU) of the generation unit.

Remuneration for energy was the sum of two items: (i) Generated Energy and (ii) Operated Energy (associated to the rotating power in each hour). The hourly volume of Operated Energy had to correspond with the optimal dispatch for the fulfilment of energy and reserves assigned. Remuneration for energy is determined at the connection node of the generator.

Remuneration for Available Capacity: the base price to remunerate capacity from thermal sources was determined pursuant to the following values of capacity base price (PrecBasePot), price of guaranteed capacity (PrecPotDIGO) and Utilization Factor (FU):

Technology / Scale	PrecBasePot (US$/MW-month)
CC big P > 150 MW	3,050
CC small P ≤ 150 MW	3,400
ST big P > 100 MW	4,350
ST small P >50 MW	5,200
GT big P> 50 MW	3,550
GT small P ≤ 50 MW	4,600
Internal Combustion Engines	5,200

Period	PrecPotDIGO (US$/MW-month)
Summer: December-January-February	7,000
Winter: June – July – August	7,000
Remaining periods	5,500

Utilization Factor (FU):

In each “n” month of economic transactions a FU was calculated for each generation unit (“g”), which was defined as:

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

In addition to the abovementioned, the remuneration for available capacity was also depend on the real available capacity (DRP), which was the average monthly availability corresponding to the “m” month of each generation unit (“g”) that was not under programmed and agreed maintenance and that was calculated for thermal authorized generators considering the hourly values registered during the month. The application in the calculation for the “m” month will be made taking into consideration the values registered during the month.

Following the abovementioned, Resolution No. 1/19 sets forth that the monthly remunerating for available capacity shall be proportional to the monthly availability, the Utilization Factor of the generation unit and a price that will vary periodically.

In that sense, the resolution under comment differenced remuneration of generators that do not declare DIGO from generators that do declare it.

In case of generators that did not declare DIGO, the remuneration was the DRP of the month valued at the capacity base price mentioned above. Availability was calculated detracting forced unavailable capacity and unavailable power due to agreed or programmed maintenance works.

REM BASE ($/month) = PrecBasePot * DRP (MW) * kFM

Being kFM: hours of the month outside agreed maintenance/hours of the month

In case of generators that declared DIGO, their remuneration for offered guaranteed capacity was a remuneration of available capacity (with cap as physical magnitude to be computed in the DIGO) that was valued as PrecPotDIGO ($/MW-month) according to following:

c)
If DRP ≥ DIGO

REM DIGO ($/month) = (DRP – DIGO) (MW) * kFM * PrecMinPot + DIGO (MW) * kFM *

PrecPotDIGO

d)
If DRP < DIGO

REM DIGO ($/month) = MAX {REM BASE; DRP (MW) * kFM * PrecPotDIGO * DRP / DIGO}

Being kFM = hours of the month outside of agreed maintenance/hours of the month

The total remuneration for available capacity of generators will depend on whether they declared DIGO or not.

Total Remuneration for Available Capacity for Generators that do not declare DIGO: Total remuneration for available capacity will be calculated, for generators that do not declare DIGO, exclusively pursuant to the concepts explained above and its application was made considering the Utilization Factor (FU):

●
If FU < 30% REM TOT ($/month) = REM BASE * 0.7
●
If 30%<= FU < 70% REM TOT ($/month) = REM BASE * (FU * 0.75 + 0.475)
●
If FU >= 70% REM TOT ($/month) = REM BASE

Total Remuneration for Available Capacity for Generators that declare DIGO: The sum of the remunerations mentioned above and its application was made considering the Utilization Factor (FU):

●
If FU < 30% REM TOT ($/mes) = REM DIGO * 0.7
●
If 30%<= FU < 70% REM TOT ($/mes) = REM DIGO * (FU * 0.75 + 0.475)
●
If  FU >= 70% REM TOT ($/mes) = REM DIGO

Energy Remuneration

Energy remuneration was comprised of two items: (i) generated energy and (ii) operated energy. This remuneration is determined at the connection node of the generator.

Remuneration for Generated Energy

For conventional thermal generation, a maximum value (depending on the kind of fuel used by the generation unit “g”) was considered in concept of non-fuel variable costs (CostoOYMxComb), as indicated in the below chart, for the energy delivered in each hour:

Technology/Scale	CostoOYMxComb
	Natural Gas (US$/MWh)	FuelOil/GasOil (US$/MWh)	BioComb (US$/MWh)	Mineral Coal (US$/MWh)
CC big P > 150 MW	4	7	10	-
CC small P < 150 MW	4	7	10	-
TV big P > 100 MW	4	7	10	12
TV small P < 100 MW	4	7	10	12
TG big P > 50 MW	4	7	10	-
TG small P < 50 MW	4	7	10	-
Internal Combustion Engines	4	7	10	-

The values expressed in the above chart was the maximum that should be recognized as non-fuel variable cost (CVNC) in the production variable cost (CVP) declarations for generators that operate with their own fuel. For each generation unit that was subject to its own supply of fuel, which is being required to dispatch and did not have the fuel pursuant to which it was requested to dispatch, such generation unit loosed its dispatch ranking until (in case of being necessary) CAMMESA provided the necessary fuel for its operation. In this last case, the generator was only remunerated for Generated Energy, 50% of the corresponding CVNC.

Remuneration for Operated Energy

Generators received a monthly remuneration for Operated Energy, represented by the integration of the hourly powers in the period, valued at 1.4 US$/MWh for each kind of fuel used by the generation unit. For each generation unit subject to its own supply of fuel, which was required to dispatch and does not have the fuel pursuant to which was requested to dispatch, such generation unit lose its dispatch ranking until (in case of being necessary) CAMMESA provided the necessary fuel for its operation. In this last case, Operated Energy was acknowledged up to the Generated Energy of the generation unit and the valorization price of such Operated Energy was reduced in 50%.

Remuneration of hydroelectrical generators

Remuneration of authorized hydroelectrical generators was comprised of (i) a payment for monthly available capacity and (ii) a payment for energy (which was comprised of two items: (a) generated energy and (b) operated energy).

Remuneration for Available Capacity

This remuneration depended on the DRP and a capacity base price. The latter will be determined pursuant to the following values considering the technology of the generation unit and its size.

Technology/Scale	Capacity Base Price (PrecBasePot) (US$/MW-month)
Large HI Units with P > 300 MW	3,000
Medium size HI Units with P > 120 and < 300 MW	4,000
Small HI Units with P > 50 and < 120 MW	5,500
Renewable HI Units with P < 50 MW	9,000
Large HB pumping Units with P > 300 MW	1,500
Medium size HB pumping Units with P > 120 and < 300 MW	2,500

DRP was the average monthly available capacity corresponding to the “m” month of each generation unit (“g”) that was not under programed and agreed maintenance and that was calculated for hydroelectrical authorized generators considering the monthly average real availability determined independently from the real level of the dam or the inputs and expenditures. The application in the calculations for month “m” is made taking into consideration the values registered in the month. In the case of hydroelectrical pumping units (HB), it was considered, for the evaluation of its availability, both the corresponding to its operation as a turbine in all the hours of the period, as well as its availability as pump in all the hours of the period.

Following the abovementioned, remuneration of availability capacity (REM PBASE ($/month)) was calculated pursuant to the following formula:

REM PBASE ($/month) = PrecBasePot * DRP (MW) * kFM

Being kFM: hours of the month outside agreed maintenance/hours of the month

Remuneration for Energy

This remuneration, which was determined at the connection node of the generator, was comprised of two items (i) remuneration for generated energy and (ii) remuneration for operated energy.

With respect to the remuneration for generated energy, in each hour, the price of the energy generated was 3.5 US$/MWh.

Regarding remuneration for operated energy, generators received a monthly remuneration, represented by the integration of hourly powers in the period, equal to 1.4 US$/MWh. The hourly volume of operated energy corresponded to the optimal dispatch for the fulfilment of energy and reserves assigned.

With relation to hydroelectrical pumping plants operating as a synchronic compensator, they were granted a 1.0 US$/MVAr for the MVAr exchanged with the grid in required hours.

Generators using alternative sources

Generators using alternative sources will be remunerated for the energy supplied (Non-Conventional Energy Remuneration, REM ENC).

Resolution SRRyME No. 1/19 set forth that energy generated form non-conventional resources (solar, eolic, biomass, biogas) was priced at US$28/MWh (Non-Conventional Energy Price, PENC).

Following this, the Non-Conventional Energy Remuneration was calculated by the hourly integration in the month of the energy generated by generation unit “g” in each hour “h” (EGengh) by PENC in that hour:

REM ENC ($/month) = ∑h.month (PENC * EGengh)

Generation coming from units that were in a stage prior to commercial authorization were granted 50% of the corresponding remuneration until reaching such authorization.

Resolution SEE 70/18 - Option to purchase fuel for units under Energía Base Regulatory Framework

On November 7, 2018, pursuant to Res. SE 70/18, the Argentine Government authorized generators to purchase their own fuel for assets under the Energía Base Regulatory framework. If generation companies opt to take this option, CAMMESA values and pays the generators their respective fuel costs in accordance with the Variable Costs of Production (CVP) declared by each generator to CAMMESA. The agency in charge of dispatch (Organismo Encargado del Despacho or “OED” using the Spanish acronym) -CAMMESA- continued to supply the fuel for those generation companies that do not elect to take this option. In accordance to Res. SEE 70/18, in November 2018, we started purchasing fuel for our Luján de Cuyo combined cycle, and in December 2018, for all our thermal units. In the year ended December 31, 2019, income under Res. SEE 70/18 accounted for 30.39% of our revenues.

On December 27, 2019, the Ministry of Productive Development issued Resolution MDP No. 12/2019, repealing Resolution SGE No. 70/2018 and restoring Art. 8 of Res. SE 95/2013. Beginning January 2020, CAMMESA became the only fuel supplier for generation companies, except for (i) thermal units that had prior commitments with CAMMESA for energy supply contracts with their own fuel management and (ii) thermal units under the Energía Plus regulatory framework, authorized under Resolution SE No.1281/05 to supply energy to large private users.

Resolution SEE No. 19/17

On January 27, 2017, the Secretariat of Electric Energy issued Resolution SEE No. 19/17 (published in the Official Gazette on February 2, 2017), replacing Resolution SE No. 95/13, as amended. As explained above, Resolution SEE No. 19/17 was abrogated by Resolution SRRyME No. 1/19.

Pursuant to Resolution SEE No. 19/17, the Secretariat of Electric Energy established that electric power generators, co-generators and self-generators acting as agents in the WEM operating conventional thermal power plants, might submit guaranteed availability offers (ofertas de disponibilidad garantizada) in the WEM. Pursuant to these offers, these generation companies might commit specific capacity and power output, provided that such capacity and energy had not been committed under PPAs entered into in accordance with Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07 and 200/09 of the former Secretary of Energy, Resolution No. 21 of the Secretariat of Electric Energy, and Resolutions Nos. 136/16 and 213/16 of the Ministry of Energy and Mining, as well as PPAs subject to a differential remuneration scheme established or authorized by the Ministry of Energy and Mining. Offers had to be accepted by CAMMESA (acting on behalf of the WEM agents demanding electric power), acting as the purchaser of the power under the guaranteed availability agreements (compromisos de disponibilidad garantizada). Resolution SEE No. 19/17 established that such agreements may be assigned to electricity distribution companies and Large Users of the WEM once the state of emergency of the electric power sector in Argentina elapses (according to Decree No. 134/2015, such emergency expired on December 31, 2017). Generator agents fully or wholly-owned by the Argentine Government were excluded from the scope of Resolution SEE No. 19/17.

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

Resolution SEE No. 19/17 also established that WEM agents that operate conventional hydroelectric power plants, pumped hydroelectric power plants and power plants using other energy resources shall be remunerated for the energy and capacity of their generation units in accordance with the values set forth in such resolution, and provided that such energy and capacity that had not been committed under PPAs entered into in accordance to Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07 and 200/09 of the former Secretary of Energy, Resolution No. 21/16 of the Secretariat of Electric Energy, and Resolutions Nos. 136/16 and 213/16 of the Ministry of Energy and Mining.

The abrogated remuneration scheme established by Resolution SEE No. 19/17 included the following items:

(1) Price for Available Capacity

The price for capacity availability was divided into a minimum price associated with Actual Available Capacity (“DispReal,” in Spanish), a Base Price tied to the achievement of the Guaranteed Bid Capacity (“DIGO”, in Spanish), and an additional maximum price tied to the achievement of an Allocated Capacity (“DIGOasig,” in Spanish), plus an additional increase in the unit price to deal with situations of maximum thermal demand from the system. Below is a detail of the tariffs applicable to these technologies:

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

Thermal Generation:

For thermal units, the price for Available Capacity was calculated as follows:

If a generator did not submit the DIGO or DIGOasig, the price for available capacity was equal to the Minimum Price (“REM MIN” in Spanish):

REM MIN (US$/month) = Minimum Capacity Price * DispReal (MW) * kM where:

kM = accounts for hours of the month minus scheduled maintenance hours of the month.

For thermal units that report the DIGO and DIGOasig, the Price for Total Available Capacity = Base Price + Additional Price, where:

●
Base Price:
●
If DispReal   DIGO, then Base Price was equal to (DispReal – DIGO) * kM * Minimum Capacity Price + DIGO * Base Capacity Price * kM.

●
If DispReal < DIGO, then Base Price was equal to the greater of (i) REM MIN or (ii) DispReal * Base Capacity Price * kM * DispReal/DIGO.

●
Additional Price (REM ADC):
●
If DispReal – DIGO   DIGOasig, Additional Price was equal to DIGOasig * Additional Capacity Price * kM.

●
If DispReal – DIGO < DIGOasig, then Additional Price was equal to 0.

where:

kM = accounts for hours of the month minus scheduled maintenance hours of the month.

Hydroelectric Generation

For hydroelectric units, the price for Available Capacity was calculated as follows:

●
Base Price was equal to Base Capacity Price * (DispReal + scheduled maintenance), and
●
Additional Price was equal to Additional Capacity Price * DispReal

Unlike thermal units, hydroelectric units charge for these items, either dispatched or not (regardless of the reservoir level), to the extent they were not under forced unavailability.

(2) Price for Generated and Operated Power

	Generated power				Operated power
Unit	Natural gas	Liquids	Biodiesel	Hydro	Natural gas	Liquids	Biodiesel	Hydro
	US$/MWh	US$/MWh	US$/MWh	US$/MWh	US$/MWh	US$/MWh	US$/MWh	US$/MWh
GT	5.0	8.0	11.0		2.0	2.0	2.0
ST	5.0	8.0	11.0		2.0	2.0	2.0
CC	5.0	8.0	11.0		2.0	2.0	2.0
HI P>300MW				3.5				1.4

Operated Power means the integral function of the hourly power capacity dispatched during the period, including all power and reserves allocated to that generator. The hourly energy of Operated Power was consistent with the optimal dispatch for the achievement of the allocated power and reserves.

Efficiency Incentives

On a quarterly basis, actual fuel consumption was compared to reference consumption for each unit and fuel type. The percentage difference was added to increase the value of Generated Power from the respective fuel plus the fuel related to Operated Power and was recognized as an additional amount only in the case of power generated with the fuel supplied. The base price was not affected by increased consumption. Reference values for specific consumption were as follows:

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

This remuneration scheme was comprised of three items: (i) fixed costs remuneration, (ii) variable costs remuneration and (iii) additional remuneration. Additional remuneration was composed of two items: (i) additional remuneration allocated to the generator, which was settled and paid to the generator, and (ii) additional remuneration allocated to the trust, which was included in a trust fund that provides financing to new infrastructure projects in the electric power sector.

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

Pursuant to Resolution SE No. 2053/13, the new remuneration scheme was established in a particular way for each of the agents as from the day on which the corresponding generators withdraw all of the administrative and judicial claims against the Argentine Government and CAMMESA regarding (i) the “Acuerdo Para La Gestión Y Operación De Proyectos, Aumento De La Disponibilidad De Generacion Térmica Y Adaptación De La Remuneración De La Generación 2008-2011 (Acuerdo 2008-2011)” issued by the former Secretariat of Electric

Energy and generators from the WEM, on November 25, 2010 and (ii) Resolution No. 406/03 of the former Secretariat of Electric Energy.

On May 31, 2013, Central Puerto, HPDA and CTM complied with the terms of Resolution No. 95. LPC informed the former Secretariat of Electric Energy of its intention to comply with the scheme described above with amendments to certain sections. However, as of the date of this annual report, the former Secretariat of Electric Energy has not given an answer to these amendments. Therefore, the new remuneration scheme described above is not applicable to LPC and, consequently, the previous regulation remains in force. As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results for years ended December 31, 2018 and 2017 as discontinued operations in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”.

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

(2) Variable Costs Remuneration

A new variable costs remuneration scheme (excluding fuel costs) was established in lieu of the variable maintenance costs and other non-fuel related variable costs defined under Resolution SE No. 1/2003. It was calculated on a monthly basis and was a function of the energy generated by type of fuel:

	Operates on:
		Liquid fuels
Classification	Natural gas	Oil and gas FO/GO	Biofuel (BD)	Carbon (C)
		Pesos/MWh
Gas turbine units with power (P) < 50 Mw (small)	46.3	81.1	154.3	-
Gas turbine units with power (P) > 50 Mw (large)	46.3	81.1	154.3	-
Steam turbine units with power (P) < 100 Mw (small)	46.3	81.1	154.3	139.0
Steam turbine units with power (P) > 100 Mw (large)	46.3	81.1	154.3	139.0
Combined cycle units with power (P) < 150 Mw (small)	46.3	81.1	154.3	-
Combined cycle units with power (P) > 150 Mw (large)	46.3	81.1	154.3	-
Hydroelectric units with power (P) < 30 Mw (renewable)	-	36.7	-	-
Hydroelectric units with power (P) 30 to 120 Mw (small)	-	36.7	-	-
Hydroelectric units with power (P) 120 Mw to 300 Mw (medium)	-	36.7	-	-
Hydroelectric units with power (P) > 300 Mw (large)	-	36.7	-	-
Internal combustion motors	74.1	111.2	148.3	-
Wind farms	-	112.0	-	-
Solar photovoltaic power plants	-	126.0	-	-
Biomass and biogas—solid urban waste	Equal to the applicable thermal technology and scale provided above

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

For the purposes of the above paragraph, the relevant generation agents are required to submit, for each transaction month, an affidavit with supporting documents duly certified by an external auditor, where they shall report all invoices issued for their commitments in the term market, to be compared to the deductions made in the economic transactions completed by CAMMESA. If any difference arouse from such comparison in the sums of money invoiced by any relevant generation agent in favor of such agent, CAMMESA invoiced the difference to such agent.

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

(6) FONINVEMEM 2015-2019 Funds

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

Evolution of Supply and Demand in the Argentine Energy Sector Structure

Structural Characteristics of the Energy Sector

The evolution of the demand and the energy consumption in Argentina is correlated with the evolution of the GDP, which implies that the higher the economic growth, the higher the energy demand. For example, the historical growth of energy consumption was of 2.89% annually over the past 60 years, with an annual average of 2.9% since 2002, although between 2002 and 2019 the economic growth rose to an average of 3.73% annually.

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

The restrictions on the supply of certain energy products such as natural gas in the last cycle of high economic growth and the relatively moderate growth in energy demand in broad terms, are based primarily on problems related to the supply of these energy products and also on a significant growth of the demand of the residential and commercial segments in a context of weak industrial activity with few new expansions of greater productive capacity for large energy consumers.

The structure of electric energy consumption in Argentina is strongly dependent on hydrocarbons, at approximately 61.06% in 2019. This percentage has decreased slightly in the last four years from 63.8% in 2018, 64.87% in 2017 and 65.96% in 2016.

Large amounts of natural gas, liquefied natural gas and gas oil are imported in order to try to satisfy demand. During 2019 such imports decreased, mainly due to an increase in the domestic production of natural gas. However, demand for natural gas is usually unsatisfied during the winter in the industrial segment and in the thermoelectric generation segment. In certain circumstances, the Argentine Government has imposed restrictions on consumption because of the lack of adequate supply of gas to supply other segments that do not have the capacity to replace natural gas with other fuels (among others, propane, butane and fuel).

Although current energy consumption in Argentina signals a dependence on hydrocarbons, we believe that Argentina is currently undergoing an important shift to a more modern and diversified energy mix arising from the inclusion of renewable energy into the mix, in accordance with the requirements set forth in Law No. 27,191 of 2015.

Source: Secretariat of Energy

As a summary, the following characteristics are specific to energy demand and supply in Argentina:

●
Atypical structure, with a bias towards oil and gas, which is a characteristic of countries with large reserves of hydrocarbons such as Middle Eastern countries, Russia, African oil-producing countries and Venezuela.
●
53.24% of the energy supply is dependent on natural gas, which is higher than in most countries that have a large surplus production of natural gas.
●
Stagnation in the local energy supply since investments in recent years in the oil and gas sector have been insufficient to effectively increase domestic supply enough to satisfy the demand.
●
Enhanced demand due to the abnormally low prices of gas and electric power in the residential and commercial sectors during the 2012-2016 period, which caused the growth rate of residential energy consumption to be higher than the usual trend, which was partially reverted during the 2017-2019 period.

Structure of the Electric Power Supply in Argentina

The nominal installed capacity in Argentina was reported by CAMMESA to be 39,704 MW as of December 31, 2019. However, the operational electric power generation capacity effectively available at any given time could be estimated at around 32,244 MW as an average of 2019. Availability estimated by CAMMESA for thermal units is approximately 80% due to the lack of proper fuel supply, difficulties in achieving nominal efficiency and unavailability of several generating units under maintenance. Moreover, the generation supply depends heavily on liquid fuel use that diminishes capacity availability and there are certain transmission restrictions.

Over recent decades, the Argentine government (spanning administrations with different ideological orientation) has favored the deployment of thermoelectric generating units. One reason for this is that these units require smaller capital investments and take less time to deploy compared to other types of generating units. The increased dependency on hydrocarbons for these new power plants was not considered a disadvantage, since the required fuels have always been produced in Argentina and the production has always been predictable and growing. However, the constant deployment of thermoelectric generation has increased the demand for fossil fuels, particularly those based on natural gas, and has led to shortages and the imposition of certain restrictions on the provision to thermal generators of locally produced fuels.

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

In the summer of 2018, the maximum power consumed reached 26,320 MW on February 8. The local power availability amounted to 27,123 MW plus a reduced spinning reserve (which consists of a pool of rotating machines that could dispatch 1,895 MW, if needed).

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
Comahue-Cuyo
●
Southern Patagonia

The following chart shows the development of electric power generation by type of source:

Source: CAMMESA

The following chart shows the development of electric power generation capacity by type of source:

Historical Power Capacity by Source

GW

45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Thermal
Hydro
Nuclear
Renewable

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Renewable	0	0	0	0	0	0	0	0	0	8	115	170	195	195	212	257	964	2,050
Nuclear	1,005	1,005	1,005	1,005	1,005	1,005	1,005	1,005	1,005	1,005	1,005	1,010	1,010	1,755	1,755	1,755	1,755	1,755
Hydro	9,586	9,628	9,699	9,939	10,009	10,226	10,233	10,604	10,604	11,135	11,175	11,176	11,178	11,178	11,240	11,242	11,288	11,310
Thermal	13,055	13,227	13,210	13,140	13,094	13,321	15,152	15,626	16,818	17,794	19,025	19,091	19,092	19,688	20,763	22,926	24,530	24,545

Source: CAMMESA

Renewable Energy Generation in Argentina

Certain regions of Argentina benefit from levels of wind or sunlight that provide a strong potential for renewable energy generation. The maps below show the mean wind speed at 80 meters of elevation and the average global horizontal irradiance in Argentina, respectively.

Average Wind Speeds

Source: We understand that you will inform the average exchange - 3Tier

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

The following chart shows the demand for electric power in 2019 by customer type:

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

Demand is significantly concentrated in the areas of the City of Buenos Aires, the Province of Buenos Aires, Santa Fe and Northwest Buenos Aires, which comprises approximately 61 % of the demand. Changes to the concentration of the demand structure are not substantial over the period of measurement.

The chart below shows electricity demand by region for 2019:

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

Energy demand throughout the hours of each month grew in 2006, reflecting a sharp increase in industrial activity and mass consumption in the economy. Such demand declined due to restrictions on industrial power consumption in the winter of 2007, and the international crisis at the end of 2008 and early 2009. However, such decline in consumption reversed between mid-2011 and 2016 due to a growth in demand. Between 2016 and 2018, electricity demand remained stable, and decreased in 2019 due to a general decrease of the economic activity in Argentina.

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

The demand for electric power in the residential sector resumed a high growth trend in 2015. In 2015, residential consumers demand increased 4.5%, despite moderate increases in rates to a small portion of consumers. During 2017, 2018 and 2019, residential demand decreased 2.03%, increased 1.99%, and decreased 2.80%, respectively, as compared to the same period the previous year, in this last case, due to a GRP drop of 2.20% in 2019.

During 2017, 2018 and 2019 total demand of electricity of WEM agents decreased 0.6%, increased 0.40% and decreased 3.1%, respectively, as compared to the same period the previous year, while the GDP increased 2.7%, decreased 2.5%, and decreased 2.20%, respectively.

In addition to the growth of energy demand during the 2011-2016, which placed pressure on the supply of fuels to thermal plants, demand also affects the availability of generation plants to meet peak demand for power at nighttime during the winter or during the afternoon in the summer.

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

During January and February 2016 there were successive high peaks of consumption of electric power for a business day, after two years of not surpassing the previous record reached in January 23, 2014. A peak of consumption of 25,380 MW was reached on February 12, 2016, but restrictions were implemented to the demand of the distributors of Buenos Aires, Greater Buenos Aires and La Plata. A new peak of consumption of 26,320 MW was reached on February 8, 2018, without major demand restrictions.

In addition, on January 29, 2019 a new electric energy consumption record was reached with a total of 544,4 GWh consumed, but no restrictions on demand, as the ones mentioned above, were implemented.

	Power and energy consumption records
	Previous records		New records		Variation (%)	Variation (MW)
	Peak of electric power capacity (MW)
Working day	Feb 24, 2017	25,628	Feb 8, 2018	26,320	2.7	692
Saturday	Feb 25, 2017	22,390	Dec 30, 2017	22,543	0.7	153
Sunday	Jan, 2015	21,024	Dec 27, 2015	21,973	4.5	949

	Energy (GWh)				Variation (%)	Variation (GWh)
Working day	Feb 8, 2018	543.0	Jan 29, 2019	544.4	0.3	1.4
Saturday	Jan 18, 2014	477.9	Dec 30, 2017	478.4	0.1	0.5
Sunday	Dec 27, 2015	432.9	Feb 26, 2017	437.6	1.1	4.7

Source: CAMMESA

The peak demand of power of February 8, 2018 was covered with a thermal supply of 17,023 MW, a hydroelectric supply of 8,335 MW, nuclear supply of 912 MW, and renewable energy supply of 50 MW.

As with the case of natural gas, the strong seasonality of electric power demand in Argentina—both in terms of energy and power—influences the needs for investment since investments are made to meet the maximum peak winter demand, which generates significant surpluses at other times of the year that cause lower costs and competition in those periods. The maximum demand for electric power is during the afternoon or evening hours in summer. In the case of winter, the maximum demand is generally during the evening, due to the high use of electric heaters that are preferred by consumers because of the differential cost and simplicity in comparison with natural gas heaters.

It is important to note that not all the generation capacity is actually available at times of peak demand. Both in summer and especially in winter, there is an effective generation capacity to meet the demand. The effective capacity available (which means the capacity actually available) is significantly lower than the nominal installed capacity.

Despite all efforts, it is unlikely for there to be complete nominal capacity available at any given time. Instead, the power generation capacity industry generally anticipates and takes into account a percentage of unavailability that can range between approximately 20% and 25%.

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

Fuel availability is a factor that contributes to technical unavailability. The costs and logistics for importing and supplying fuel oil, gas oil, and coal instead of natural gas are key to the future availability of thermal units, and will continue to be important if the current international conditions are maintained. Since 2007 the limited supply of natural gas in winter caused a large increase in consumption of fuel oil and gas oil, with record prices in the first half of 2008. Prices of liquid fuels decreased in 2009 due to the international crisis and then increased between 2010 and mid-2014 from the third quarter of 2014 until the first quarter of 2016, liquid fuel prices decreased sharply, with moderate increases since then (while remaining lower than the first half of 2014).

Fuel Consumption for Commercial Electric Power Generation

Source: CAMMESA, Company analysis

After the winter of 2014, there was a sharp drop in international oil prices that led to reduced thermoelectric generation costs. Due to the shortage of gas, there was an increase in the amount of alternative fuels used to generate electric power, which since 2016, has been almost completely reverted, as shown in the chart above, mainly due to higher natural gas production from non-conventional oil fields. Thermoelectric generation is expected to continue to make up a larger portion of the energy mix in the coming six years as a result of the 2.9 GW of new electric generation capacity.

The price for generation of CAMMESA constitutes an effective price only to certain segments of the electric power market, especially industrial consumers, with the exception of those that are commercially supplied by electric power distributors.

Anti-Money Laundering

Anti-Money Laundering/Combating the Financing of Terrorism (“AML/CFT”)

The concept of money laundering is generally used to denote transactions intended to introduce criminal proceeds into the institutional system and thus to transform profits from illegal activities into assets of a seemingly legitimate origin.

Terrorist financing is the act of providing funds for terrorist activities. This may involve funds raised from legitimate sources, such as personal donations and profits from businesses and charitable organizations, as well as from criminal sources, such as drug trade, weapons and other goods smuggling, fraud, kidnapping and extortion.

On April 13, 2000, the Argentine Congress passed Law No. 25,246, as amended, including Laws No. 26,087; 26,119; 26,268, 26,683, 26,734, the Argentine Capital Markets Law and 26,860 (the “Anti-Money Laundering Law”), which defines money laundering as a type of crime. In addition, the law, which supersedes several sections of the Argentine criminal code established severe penalties for anyone participating in any such criminal activity and created the UIF, establishing an administrative criminal system. Following the enactment of Law No. 27,260 and its complementary Decree No. 895/2016, the UIF is now under the supervision of the Ministry of Economy and Public Finance (currently the Ministry of Treasury).

On June 1, 2011, the Argentine Congress passed Law No. 26,683, amending several sections of the Argentine Criminal Code and Law No. 25,246. This law included money laundering as an autonomous crime separating it from the crime of concealment. It also modified the integration of the UIF, establishing more restrictive rules for the appointment of its agents; expanded the UIF’s powers by allowing its agents to request reports from both private and public entities; and provided that the UIF may seize unlawfully obtained funds and property without a court order.

The main purpose of the Anti-Money Laundering Law is to prevent money laundering. In line with internationally accepted practice, it does not attribute responsibility for controlling these criminal transactions only to government agencies, but also assigns certain information-gathering duties to diverse private sector entities such as banks, stockbrokers, brokerage houses and insurance companies.

On December 22, 2011, the Argentine Congress passed Law No. 26,734 (the “Countering Financing of Terrorism Law”), which includes terrorism financing as a crime.

Below is a summary of certain provisions regarding the provisions of the AML/CFT regime set forth by the Anti-Money Laundering and Combating Financing of Terrorism Laws, as amended and supplemented by other rules and regulations, including regulations issued by the UIF, the Central Bank, the CNV and other regulatory entities. Investors are advised to consult their own legal counsel and to read the Anti-Money Laundering and Combating Financing of Terrorism Laws and its statutory regulations. The UIF is the agency responsible for the analysis, treatment and transmission of information, with the aim of preventing money laundering resulting from different crimes and the financing of terrorism. The Argentine Criminal Code defines money laundering as a crime committed by any person who exchanges, transfers, manages, sells, levies, disguises or in any other way commercializes goods obtained through a crime, with the possible consequence that the original assets or the substitute thereof appear to come from a lawful source, provided that their value exceeds Ps.300,000, whether such amount results from one or more related transactions. The penalties established are the following:

(i) imprisonment for three (3) to ten (10) years and fines of two (2) to ten (10) times the amount of the transaction;

(ii) the penalty provided in section (i) shall be increased by one third of the maximum and a half of the minimum, when (a) the person carries out the act on a regular basis or as a member of an association or gang organized with the aim of continuously committing acts of a similar nature, and (b) the person is a governmental officer who carries out the act in the course of his duties;

(iii) if the value of the assets does not exceed Ps.300,000, the penalty shall be imprisonment for six (6) months to three (3) years.

The Argentine Criminal Code also punishes any person who receives money or other assets from a criminal source with the purpose of applying them to a transaction, making them appear to be from a lawful source.

Section 306 of the Argentine Criminal Code (as amended by Law No. 26,734) defines terrorism financing as a crime committed by any person who, directly or indirectly, collects or provides property or money, with the intention that they be used, or knowing that they will be used, in whole or in part: (a) to finance the commission of the crime established in Section 41 quinquies; (b) by an organization that commits or attempts to commit the crimes established in Section 41 quinquies; (c) by a person who commits, attempts to commit or participates in any way in the commission of the crimes established in Section 41 quinquies. The penalty is imprisonment for five to fifteen years and fines from two to ten times the amount of the transaction.

In line with internationally accepted practices, the Anti-Money Laundering Law does not merely assign responsibility for controlling these criminal transactions to government agencies, but also assigns certain duties to various private sector entities such as banks, stockbrokers, brokerage houses and insurance companies, which become legally bound reporting parties. These duties basically consist of information-capturing functions.

According to the Anti-Money Laundering Law, the following persons, among others, are subject to report to the UIF: (i) financial institutions and insurance companies; (ii) exchange agencies and individuals or legal entities authorized by the Argentine Central Bank to operate in the purchase and sale of foreign currency in the form of cash or checks drawn in foreign currency or by means of credit or debit cards or in the transfer of funds within Argentina or abroad; (iii) broker-dealers, companies managing investment funds, over-the-counter market agents, and intermediaries engaged in the purchase, lease, or borrowing of securities; (iv) armored transportation services companies and companies or concessionaires rendering postal services that carry out foreign currency transfers or remittance of different types of currency or notes; (v) governmental organizations, such as the Central Bank, the Argentine Tax Authority, the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), the CNV and the IGJ; (vi) professionals in economics sciences and notaries public; and (vii) individuals and legal entities acting as trustees of any kind and individuals or legal entities related directly or indirectly to trust accounts, trustees and trustors under trust agreements.

Individuals and entities subject to the Anti-Money Laundering Law must comply with some duties that include: (i) obtaining documentation from their customers that irrefutably evidences their identity, legal status, domicile, and other data stipulated in each case (know your customer policy); (ii) reporting any suspicious event or transaction (which according to the customary practices of the field involved, as well as to the experience and competence of the parties who have the duty to inform, are those transactions attempted or consummated that, having been previously identified as unusual transactions by the legally bound reporting party, or have no economic or legal justification or are unusually or unjustifiably complex, whether performed on a single occasion or repeatedly (regardless its amount); and (iii) abstaining from disclosing to customers or third parties any act performed in compliance with the Anti-Money Laundering Law. Within the framework of analysis of a suspicious transaction report, the aforementioned individuals and entities cannot refrain from disclosing to the UIF any information required from it by claiming that such information is subject to bank, stock market or professional secret, or legal or contractual confidentiality agreements. The AFIP shall only disclose to UIF the information in its possession when the suspicious transaction report has been made by such entity and refers to the individuals or entities involved directly with the reported transaction. In all other cases the UIF shall request that the federal judge holding authority in a criminal matter order the AFIP to disclose the information in its possession.

Argentine financial institutions must comply with all applicable anti-money laundering regulations as provided by the Central Bank, the UIF, and, if applicable, the CNV. In this regard, in accordance with Resolution No. 229/2014 of the UIF, both the Central Bank and the CNV are considered “Specific Control Organs.” In such capacity, they must cooperate with the UIF in the evaluation of the compliance with the anti–money laundering proceedings by the legally bound reporting parties subject to their control. In that respect, they are entitled to supervise, monitor and inspect such entities, and if necessary, to implement certain corrective measures and actions.

On January 11, 2017, the UIF published Resolution No. 4/17 (“Resolution 4/17”), which allows the legally bound reporting parties detailed in subsections 1, 4 and 5 of section 20 of Law No. 25,246, as amended (i.e., financial entities subject to the FIL, brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets), to apply special due diligence identification measures to foreign and national investors (which must comply with the requirements established by Resolution 4/17 to qualify) to Argentina when at-distance opening special investment accounts. The special due diligence regime shall not exempt the legally bound reporting parties of Resolution 4/17 from monitoring and supervising the transactions performed during the course of the commercial relationship, according to a risk-based approach.

Resolution 4/17 also regulates the due diligence measures between legally bound financial reporting parties. It requires that when the opening of the accounts is requested by settlement and clearing agents, or the “ALyCs,” the local financial entity will have complied with current anti-money laundering and counter terrorist financing regulations after performing due diligence with respect to the ALyCs. The ALyCs shall be responsible for performing due diligence with respect to its customers. Resolution 4/17 expressly establishes that, even though the financial entities are not responsible for performing due diligence with respect to the ALyCs’ customers, they are not exempt from monitoring and supervising the transactions performed by their clients (the ALyCs) during the course of the commercial relationship, according to a risk-based approach.

The Central Bank and the CNV must also comply with anti-money laundering regulations set forth by the UIF, including reporting suspicious transactions. In particular, the Central Bank must comply with UIF Resolution No. 12/2011, as supplemented by, among other resolutions, Resolutions No. 1/2012 and No 92/2012, which, among other things, sets forth the Central Bank’s obligation to evaluate the anti-money laundering controls implemented by Argentine financial institutions (with the limitation of access to the reports and records of suspicious operations, which are, as explained above, confidential and subject only to the UIF’s supervision), and lists examples of what circumstances should be specifically considered in order to establish whether a particular transaction may be considered unusual and eventually qualified as suspicious.

Central Bank regulations require Argentine banks to take certain minimum precautions to prevent money laundering and terrorism financing. Each institution must have an anti-money laundering committee, formed by a member of the Board of Directors, the officer responsible for AML/CFT matters (Oficial de Cumplimiento) and an upper-level officer for financial intermediation and foreign exchange matters (i.e., with sufficient experience and knowledge on such matters and decision-making powers). Additionally, as mentioned, each financial institution must appoint a member of the Board of Directors as the person responsible for money laundering prevention, in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority and reporting any suspicious transactions to the UIF. Notwithstanding the officer’s role as a liaison with the UIF, all board members have personal, joint, several and unlimited responsibility for the entity’s compliance with its reporting duties with the UIF. In addition, this officer will be responsible for the implementation, tracking and control of internal procedures to ensure compliance with the regulations in financial institutions and its subsidiaries.

In this regard, the guidelines issued by the Central Bank to detect unusual, suspicious or terrorist financing money laundering transactions require reporting suspicious transactions, based on the legally bound reporting party’s resources and the type of analysis carried out. In particular, the following circumstances, among others, should be considered: (a) the amounts, types, frequency and nature of the operations carried out by the clients that are not related to their economic background and activity; (b) unusually high amounts, the complexity and the unusual modalities of the operations carried out by the clients; (c) when clients refuse to provide data or documents required by the entities or when the information supplied by them is detected to be altered; (d) when the client does not comply with the applicable rules in the matter; (e) when the client exhibits an unusual disregard for the risks assumed and/or the costs of the transactions are inconsistent with the economic profile of the transaction; (f) when the transactions involve domains, jurisdictions, territories or associated states that are considered “cooperators for the purpose of fiscal transparency” according to the provisions of Article 1 of Decree 589/2013, (g) when several different entities report the same address, or when the same persons represent or are authorized signatories of several different entities, without any economic or legal reason, with special consideration for any of the companies or organizations included in the list contained in section 2(b) of Decree No. 589/2013 whose main activity involved offshore transactions; (h) when the transactions involved are of similar nature, amount, modality or simultaneity, implying that they could have been fragmented into several small-volume transactions, in order to evade the procedures for detecting and/or reporting operations; (i) continued gains or losses on repeated transactions between the same parties; or (j) when there is evidence of the illegal origin, management or destination of funds used in operations, for which the legally bound reporting party does not have an explanation.

Furthermore, pursuant to Communication “A” 5738 (as amended and supplemented, including, without limitation, by Communication “A” 6060 and Communication “A” 6399) of the Central Bank, Argentine financial institutions must comply with certain additional “know your customer policies.” In this sense, pursuant to such Communication, under no circumstance may new commercial relationships be initiated if the “know your customer policies” and the risk management legal standards have not been complied with. In addition, in respect of the existing clients: if the “know your customer policies” could not be complied with, the Argentine financial institution must carry out an analysis based on risk, in order to assess the continuation of operations with such client. The criteria and procedure must be described in the financial entity’s risk management internal handbook regarding money laundering regulations. If the Argentine financial institution must discontinue operations with such client, it must do it in accordance with Central Bank’s regulations for each type of product. Furthermore, pursuant to this Communication, Argentine financial entities must keep the documentation related to the discontinuance for 10 years and include in their prevention manuals the detailed procedures to initiate and discontinue operations with clients in accordance with the above-mentioned additional “know your customer policies” implemented.

The CNV Rules include a specific chapter regarding “Prevention of Money Laundering and the Financing of Terrorism” and state that the persons set forth therein (Negotiation Agents, Clearing and Settlement Agents (which are stockbrokers), Distribution and Placement Agents, Manager and Custody Agents of Collective Investment Funds, Brokerage Agents, Collective Depositary Agents, issuers with respect to capital contributions, irrevocable capital contributions for future capital increases or significant loans that have been made in its benefit, specifically with respect to the identity of contributors and/or creditors and the origin and legality of the funds so contributed or loaned) are to be considered legally bound to report under the Anti-Money Laundering Law, and therefore must comply with all the laws and regulations in force in connection with anti-money laundering and terrorism financing, including resolutions issued by the UIF, presidential decrees referring to resolutions issued by the United Nations Security Council in connection with the fight against terrorism and the resolutions (and its annexes) issued by the Ministry of Foreign Affairs. In addition, CNV Rules impose certain restrictions in connection with payment arrangements (limiting, among other things, the cash amount that the entities set forth therein could receive or pay per day and per client, to Ps.1,000) and impose certain reporting obligations.

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

Regarding terrorism financing, Decree No. 918/2012 established the procedures for the freezing of assets linked to terrorism financing (including automatic freezing), and the creation and maintenance procedures (including the inclusion and removal of suspected persons) for registries created in accordance with the relevant United Nations Security Council’s resolutions.

On February 17, 2016, the “National Coordination Program for the Prevention of Asset Laundering and the Financing of Terrorism” was created by Executive Decree No. 360/2016 as an instrument of the Ministry of Justice and Human Rights. This Program was assigned the duty to reorganize, coordinate and strengthen the national system for the prevention of money laundering and the financing of terrorism, taking in consideration the specific risks that might have an impact on Argentine territory and the global demand for a more effective compliance with international obligations and recommendations established under United Nations Conventions and the standards of the Financial Action Task Force (FATF). These duties will be performed and implemented through a National Coordinator appointed for this purpose. Also, applicable statutory rules were modified, and it was established that the Ministry of Justice and Human Rights will be the Argentine government’s central authority in charge of the inter-institutional coordination among all public and private agencies and entities with competent jurisdiction on this matter, while the UIF will retain the ability to perform operating coordination activities at the national, provincial and municipal levels in relation to matters strictly inherent in its jurisdiction as a financial intelligence agency.

Additionally, through the enactment of Law No. 27,260 and its supplemental Decree No. 895/2016, the UIF was granted the right to provide information to other public entities who also have intelligence or investigation rights, insofar as the sharing of this information has been previously authorized by the president of the UIF as long as there is reasonable, precise and serious evidence of the commission of any of the crimes contemplated under the Anti-Money Laundering Law. The entities receiving the communications of the UIF providing this information will be subject to the confidentiality obligations of Section 22 of the Anti-Money Laundering Law, and will be subject to the criminal penalties of such law if they breach their duty of confidentiality and reveal secret information.

In June 2017, the UIF published Resolution No. 30-E/17, which abrogated Resolution 121/2011 and set the new guidelines that financial and foreign exchange entities must follow as legally bound financial reporting parties under the Anti-Money Laundering Law, based on the revised FATF recommendations of 2012, in order to adopt a risk-based approach. Resolution No. 30-E/17, effective as of September 15, 2017 (except for a few provisions, which are set to become effective on March and June 2018), determines the minimum compliance elements that must be included in a system for the prevention of money laundering and terrorist financing, such as the process of customer due diligence, training programs, operations monitoring, reporting of suspicious operations and non-compliance normative, among others.

Resolution No. 30 provides that financial entities, such as us, are required to take certain actions embracing a Risk-Based Approach, aimed at identifying and assessing their respective risk exposure to money laundering and terrorism financing, in respect of their customers, countries and geographic areas, products and services, operations or distribution channels, including without limitation, reporting to the UIF the operations it considers suspicious of Money Laundering / Financing of Terrorism within 15 calendar days, as of the date on which the entity qualifies the transaction as suspicious. Likewise, the reporting date may not exceed 150 calendar days as of the date of the suspected or attempted operation. The term for the report of a suspicious operation of financing of terrorism will be 48 hours, computed from the date of the operation performed or attempted.

Recently, the Resolution No. 21/2018 (“Resolution 21”) was published which replaces the regime imposed by Resolution 229/2014 and amends the Resolution No. 140/2012 regarding publicly offered financial trusts, their trustees, trustors and individuals or legal entities directly or indirectly related to them, in order to adjust to the recommendations of the FATF and implement a risk-based approach. Resolution 21 is applicable to the parties indicated in Section 20 of the Anti-Money Laundering Law, subsection 4): Broker-dealers and stockbrokers, mutual fund management companies, electronic open market agents, and all those intermediaries in the purchase, lease or loan of securities that operate under scope of stock exchanges with or without attached markets; and subsection 5); the intermediary agents enrolled in the markets, futures and options whatever their purpose, including the liquidation and compensation agents, the negotiation agents and the collective investment products management agents of mutual funds. The legal entities referred to in subsection 22) of Section 20 of the Anti-Money Laundering Law that act as financial fiduciaries whose fiduciary securities have authorization of public offering of the CNV are also included under the scope of Resolution 21.

Under Resolution 21, the clients will be categorized according to the risk implied (low, medium or high), which will allow for the application of differentiated due diligence measures while permitting that simplified due diligence measures are executed with respect to clients and stockholders of foreign funds (to the extent they comply with the applicable conditions of their country of origin), thus easing the identification process without weakening the prevention system. Within this framework, individuals are enabled to implement reputable technological platforms that allow carrying out long-distance procedures, without the need to file documentation in person, without it affecting the fulfillment of the applicable requirements.

In August 2018, by means of Resolution 97/2018, the UIF approved the regulation for the Central Bank’s collaboration duty with the UIF, in order to adapt it to the new parameters established in resolution 30/2017 for supervisory procedures of financial and exchange entities.

In November 2018, the UIF issued Resolution 134/2018, which updates the list of persons that should be considered “politically exposed” (PEP) in Argentina, taking into account the functions in which they perform or have performed, as well as its relationship of closeness or affinity with third parties who perform or have performed in such functions.

On December 26, 2018, the UIF issued resolution 154/2018 modifying the existing supervision procedures, for new designs that are adapted and according to the international standards promoted by the FATF, which must be applied on compliance with risk-based approach. As a result, the UIF approved its “Risk Based Supervision Procedure of the Financial Information Unit”, repealing the provisions of Annexes II, III and IV of Resolution 104/2010, article 7 and the provisions of the Annexes V and VI of Resolution 165/2011 and of Annex III of Resolution 229/2014.

Finally, on December 28, 2018, by means of Resolution 156/2018, the amended and restated texts of Resolutions 30/2017, Resolution 21 and Resolution 28/2018, according to the terms of Decree 891/2017 of Good Practices with regard to Simplification. By virtue of Resolution 156/18, the measures, procedures and controls that the reporting parties listed in those resolutions must adopt and re-apply to manage the risk of being used by third parties with criminal purposes of money laundering and financing of the terrorism. It is also established that those reporting parties must establish a chronogram of digitization of the bundles of pre-existing clients, taking into account the risk they present.

For an extensive analysis of the money laundering regime in effect as of the date of this annual report, investors should consult legal counsel and read Title XIII, Book 2 of the Argentine Criminal Code and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For such purposes, interested parties may visit the websites of the Argentine Ministry of Economy, at www.minhacienda.gob.ar, the Argentine Ministry of Public Finance, at www.minfinanzas.gob.ar, the UIF, at www.uif.gov.ar, the CNV, at www.cnv.gob.ar, or the Central Bank, at www.bcra.gob.ar. The information found on such websites is not a part of this annual report.

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

(1)  Percentages reflect our equity interests in the operating companies TJSM, TMB and CVO. After the plants have been operational for ten years, their ownership will be transferred to the operating companies. For more information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”
(2)  Percentages indicate direct and, through Inversora de Gas del Centro S.A. -IGCE-, indirect investments of the Company in DGCU, DGCE.
(3)  The percentage for Energía Sudamericana S.A., includes a 2.45% direct interest plus a 41.06% indirect interest in its capital stock, through our equity interest in IGCE. The percentage for Coyserv S.A. includes a 32.21% indirect interest in its capital stock, through our equity interest in IGCE, DGCE and DGCU.
(4)  See “Item 4.B. Business overview—Our Subsidiaries”

For more information on our subsidiaries, see “Item 4.B. Business overview—Our Subsidiaries.”

Item 4.D Property, plants and equipment

Property, Plant and Equipment

Most of our property, plant and equipment is intended to be used in the generation of electric power and 100.00% of it is located in Argentina.

We have no significant assets under capital lease or lease agreements.

The following table provides certain information regarding the operation of our power plants that we owned as of December 31, 2019:

Site	Plant	Unit	Installed capacity		Type	Fuel type(if any)
Puerto Complex			1,714	MW
	Puerto Nuevo plant		589	MW
		PNUETV07	145	MW	Thermal	NG / FO
		PNUETV08	194	MW	Thermal	NG / FO
		PNUETV09	250	MW	Thermal	NG / FO
	Nuevo Puerto plant		360	MW
		NPUETV05	110	MW	Thermal	NG / FO
		NPUETV06	250	MW	Thermal	NG / FO
	Puerto combinedcycle plant		765	MW
		CEPUCC GE	765	MW	Thermal	NG / GO
Piedra del Águila			1,440	MW
	Piedra del Águila plant		1,440	MW
		PAGUHI	1,440	MW	Hydroelectric
Luján de Cuyo			595.32	MW
	Luján de Cuyo plant		595.32	MW
		LDCUCC25	306.40	MW	Thermal	NG
		LDCUTG23	22.80	MW	Thermal	NG / GO
		LDCUTG24	22.80	MW	Thermal	NG / GO
		LDCUTV11	60	MW	Thermal	NG / FO
		LDCUTV12	60	MW	Thermal	NG / FO
		LDCUTG22	27	MW	Thermal	NG / GO
		LDCUTG26	47.25	MW	Thermal	NG / GO
		LDCUTG27	48.07	MW	Thermal	NG / GO
		LDCUHI	1	MW	Hydroelectric
Brigadier López			280.5	MW
	Brigadier López plant	BLOPTG01	280.5	MW	Thermal	NG / GO
La Genoveva			41.80	MW
	La Genoveva II wind farm	GNV2EO	41.80	MW	Wind
La Castellana
	La Castellana I wind farm	LCASEO	100.80	MW	Wind
	La Castellana II wind farm	LCA2EO	14.40	MW	Wind
Achiras			86	MW
	Achiras wind farm	ACHIEO	48	MW	Wind
	Manque wind farm	MANQEO	38	MW	Wind

Reference: NG: natural gas; FO: fuel oil; GO: gas oil

La Castellana I, La Castellana II, Achiras, Manque, and La Genoveva II wind farms are owned by CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Achiras S.A.U., CP Manque S.A.U., and Vientos La Genoveva II S.A.U., respectively, the first four of which are fully owned subsidiaries of CP Renovables S.A. while the last one is a fully owned subsidiary of Central Puerto S.A. As of the date of this annual report, we own a 70% interest in CP Renovables. See “Item 4.B. Business Overview—Our Subsidiaries”. As of December 31, 2019, Manque wind farm had an installed capacity of 38 MW. On January 23, 2020 the capacity of the plant was increased to 53.20 MW, and on March 3, 2019, it was increased to 57 MW, the total power of the project. This increase in the power capacity of the plant was not included in the table above.
As of December 31, 2019, La Castellana II wind farm had an authorized installed capacity of 14.40 MW. On February 21, 2020 CAMMESA granted the authorization to increase the output to the grid for up to 15.20 MW. This increase in the plant’s power capacity was not included in the table above.
On February 21, 2020, Los Olivos wind farm was granted the commercial authorization by CAMMESA for up to a power capacity of 22.80 MW, which is not included in the table above.

We believe that all of our production facilities are in good operating condition. We believe that we have satisfactory title to our plants and that our facilities are in accordance with standards generally accepted in the electric power industry. As of December 31, 2019, the consolidated net book value of our property, plant and equipment was Ps.56.70 billion.

The following table lists the value of our property, plant and equipment as of December 31, 2019:

Main Item	As of December 31, 2019
(in thousands of Ps.)
Lands and buildings	5,432,737
Electric power facilities	16,240,292
Wind turbines	9,428,462
Gas turbines	3,597,584
Construction in progress	21,667,777
Others	329,884
Total	56,696,733

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

Argentine Economic Conditions and the impact of COVID-19

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

	2014	2015	2016	2017	2018(1)	2019(1)
Economic activity
Nominal GDP in current US$(2) (in millions of US$)	563,955	642,665	554,448	642,413	516,981	448,431
Real gross domestic investment(3) (pesos of 2004) (% change) as % of GDP	(4.35)%	0.71%	(3.78)%	9.30%	(3.39)%	14.04%
Price indexes and exchange rate information
INDEC CPI (% change)(4)	24.0%	11.9%	16.9%	24.8%	47.6%	53.8%
Economic activity
Inflation (as measured by the City of Buenos Aires CPI) (% change)(5)	38.0%	26.9%	41.0%	26.1%	45.50%	50.60%
Inflation (as measured by the Province of San Luis CPI) (% change)(5)	39.4%	31.6%	31.5%	24.3%	50.00%	57.60%
Wholesale price index (WPI) (% change)	28.3%	10.6%(5)	34.5%(5)	18.8%	73.50%	58.50%
Nominal exchange rate(6) (in Ps./US$at period end)	8.55	13.00	15.89	18.65	37.70	58.89

Sources: Ministry of Public Works of Argentina, Banco de la Nación Argentina and Instituto Nacional de Censos y Estadísticas (INDEC).
(1)  Variation provided by INDEC as of December 2019. Real GDP data of 2011-2014 was restated by INDEC.
(2)  Calculations based on the nominal GDP in pesos as reported by INDEC in December 2018, divided by the average nominal Ps./US$ exchange rate for each period as reported by the Banco de la Nación Argentina.
(3)  Calculations for years 2014 through 2019 based on real gross domestic investment (pesos of 2004) and GDP as reported by INDEC in March 2020.
(4)  For 2015, data available until October 2015 (last published data). The INDEC authorities, that took office in December 2015, declared an emergency with respect to Argentina’s statistics system. In this respect, the INDEC’s website warns that the statistical information published from January 2007 through December 2015 should be considered with caution, except for that information which has been revised in 2016, as expressly stated in by the INDEC on its website. The INDEC, pursuant to the authority conferred by Regulations 181/15 and 55/16, initiated the research required in order to restore the regularity of procedures for data collection, its processing, the development of economic indicators and their dissemination. The CPI for 2016 contains the data from April to December 2016 (the only published data).
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

During 2019, as compared to 2018, Argentina’s GDP decreased 2.2%, primarily as the result of a 15.9% decrease in capital goods investments, a 6.4% decrease in private sector consumption, and a 1.5% decrease in public consumption. These factors were partially offset by a 9.4% increase in exports and a 18.7% decrease in imports.

As of the date of this annual report, the country faces significant challenges, including the need to attract investments in capital goods that will permit sustainable growth and reduce inflationary pressures, as well as renegotiate utility contracts and resolve the current energy crisis. See “Item 3.D. Risk Factors—Risks Relating to Argentina”, in particular “—the Novel Coronavirus could have an adverse effect on our business operations and financial conditions”, which describes the potential impact of COVID-19 over certain of our projects, which could have a material adverse impact on our financial condition and results of operations, “Item 3.D. Risk Factors—Risks relating to our business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants” and “Item 5.B—Liquidity and Capital Resources”.

In light of these uncertainties, the long-term evolution of the Argentine economy remains uncertain. The real GDP growth rate decreased in 2018, and the inflation rate was 47.64%. In 2019, the real GDP growth rate decreased, and the inflation rate was 53.83%.

During 2019, aggregate economic activity in Argentina was mainly affected by periods of volatility in the exchange rate and financial indicators, which increased after the primary elections held in August. After a modest economic recovery registered through the second quarter of the year, the financial turmoil in the third quarter generated a double dip in the activity. In general terms, most economic sectors were adversely affected by the general macroeconomic context to different degrees (with the exception of the agricultural sector that outperformed significantly).

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

Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. See “Risks Relating to Argentina—As of July 1st, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries” and “—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected.”

Therefore, our financial statements as of and for the year ended December 31, 2019, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and unless otherwise stated, the financial information included elsewhere in this annual report, have been restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV.

Furthermore, as a consequence of the application of IAS 29, maintaining net monetary assets generates loss of purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent such loss. This loss is booked in the statement of comprehensive income.

Accordingly, we have recognized a loss regarding the effect of adjustment by inflation of Ps. 2,432 million, Ps.6,209 million and Ps.234 million in our financial statements for the years ended 2019, 2018 and 2017, respectively. See Note 2.1.2 to our financial statements.

Law 27,468 also substituted the wholesale price index (“WPI”) for the CPI as the index to benchmark tax indexation and modified the standards for triggering the tax indexation procedure. In addition, Law 27,468 provides that during the first three years beginning on January 1, 2018, tax indexation will be required if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. The Solidarity Law amended the periods which the tax indexation should be allocated. According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019, shall be charged one sixth (1/6) in that fiscal year and the remaining five sixths (5/6), in equal parts, in the next five fiscal years. For 2019, we recorded a net loss of Ps.426 million in our Income Tax line item of our Statement of Income regarding the application of the above-mentioned tax inflation adjustment.

Foreign Currency Fluctuations

We are exposed to exchange rate risk in connection with the U.S. dollar to the Argentine peso exchange rate, as part of our capital expenditures, financial obligations and operating expenditures are denominated in U.S. dollars. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations” and “Item 10.D. Exchange Controls.”

The depreciation of the peso with respect to the U.S. dollar exceeded 32.6% in 2013 and 31.2% in 2014. In 2015, the peso depreciated approximately 52% with respect to the U.S. dollar, including an approximately 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation during the last quarter of the year, primarily concentrated after December 16, 2015 as a consequence of the Macri administration’s elimination of a significant portion of foreign exchange controls. The devaluation of the peso with respect to the U.S. dollar totaled 21.86% in 2016, 17.36% in 2017, 102.16% in 2018, and 58.86% in 2019.

As of December 31, 2019, we did not have derivatives that met the requirements established by IFRS to be designated as an effective hedge for this particular risk. However, as of December 31, 2019, we had trade receivable, financial assets available-for-sale, financial assets at fair value through profit or loss, cash and short-term investments denominated in foreign currency totaling US$620 million, while at the same time we had liabilities denominated in foreign currency totaling US$666 million and, hence, as of such date, our exposure to changes in foreign currency was substantially mitigated. For more information, see “—Market Risk Analysis.”

Any significant depreciation of the peso would result in an increase in the cost of servicing our debt and in the cost of imported supplies or equipment and, therefore, may have a material adverse effect on our results of operations. With respect to fuels used in connection with the energy we sell under the Energía Base (which represented around 76.14% of our energy sales in terms of output in 2019), the exposure to changes in fuel prices is not material since, under current applicable regulation, the fuel for the electric power sold under the Energía Base is required to be acquired from and supplied by CAMMESA, free of any cost to us; hence, it is not currently an integral part of the price charged by the generator.

The Argentine Government has taken measures to stabilize the foreign exchange situation, restrictions to the purchase of foreign currency, and in some cases, an additional tax. For more information, see “Item 10.D. Exchange Controls.”

Our Revenues

The following chart shows a breakdown of our revenues from continuing operations for the periods indicated:

	2019		2018		2017
	(in thousands of Ps.)	Percentage of revenues	(in thousands of Ps.)	Percentage of revenues	(in thousands of Ps.)	Percentage of revenues
Energía Base (Resolution SE No. 19/2017, SGE 70 and 95/2013, as amended)(1)	27,378,909	76.14%	19,487,339	88.80%	14,052,286	94.77%
Sales under contracts(2)	7,350,706	20.44%	1,379,572	6.29%	420,401	2.84%
Steam sales (3)	434,648	1.21%	378,351	1.72%	354,554	2.39%
Resale of gas transport and distribution capacity	286,282	0.80%	298,264	1.36%	-	0.00%
Revenues from CVO thermal plant management	510,239	1.41%	401,235	1.83%	-	0.00%
Total revenues from ordinary activities	35,960,784	100%	21,944,761	100%	14,827,241	100%

(1)  Includes (i) sales of energy and power to CAMMESA remunerated under Resolution No. 95, Resolution No. 19/2017, and Res. SE 1/2019 (ii) spot sales of energy and power to CAMMESA not remunerated under Resolution No. 95 (as amended), (iii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity and (iv) income related to Res. SEE 70/18. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine Government—The National Program.”
(2)  Includes (i) term market sales under contracts, (ii) energy sold under the Energía Plus and (iii) RenovAr Program sales under contracts (for more information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”).
(3)  Includes steam sold under steam sale contract with YPF from the Luján de Cuyo Plant.

Beginning in February 2020, sales under contracts are regulated by Resolution 31/20. From February 2019 to January, 2020, sales under the Energía Base were regulated by Resolution SRRyME No. 1/19, from February 2017 to February 28, 2019, sales under the Energía Base were regulated by the Resolution SEE No. 19/17, which replaced Resolution SE No. 95/13, as modified by Resolution SE No. 529/14, Resolution SE No. 482/15 (the “Resolution No. 482”) and Resolution SEE No. 22/16, and denominated the relevant rates in U.S. dollars. In the year ended December 31, 2018, we sold over 97.68% of the electric power we generated and derived 88.80% of our revenues under the Energía Base. In the year ended December 31, 2019, we sold over 92.37% of the electric power we generated and derived 76.14% of our revenues under the Energía Base. We also continue to sell a portion of electric power in the spot market under the regulatory framework established prior to the Energía Base. For more information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

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

Within this framework, in March 2016, the Secretariat of Electric Energy enacted Resolution SEE No. 22/16, whereby it adjusted the electric power prices established through Resolution SE No. 95/13. These adjustments became effective as of February 2016. In reference to the rationale for this resolution, the Secretariat of Electric Energy noted that it was enacted “for the sole purpose of supporting the operation and maintenance of affected equipment and power plants on a provisional basis, until the regulatory measures being considered by the Executive branch come into force progressively with the aim of returning the WEM to normal.”

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

On November 11, 2018, the Secretariat of Energy issued Resolution SGE No. 70/2018, which substitutes Art. 8 of Res. SE 95/2013. This new resolution allows electric energy generators, self-generators, and cogenerators acting in the WEM to purchase their own fuel. However, prior commitments assumed by generators with CAMMESA for energy supply contracts are not altered by this new regulation. If generation companies opt to take this option, CAMMESSA will value and pay the generators their respective fuel costs in accordance with the Variable Costs of Production (CVP) declared by each generator to CAMMESA. According to CAMMESA’s procedure, the machines with the lower CVPs are dispatched first, and consequently, may produce more electric energy. The Agency in Charge of Dispatch (Organismo Encargado del Despacho or “OED” using the Spanish acronym) -CAMMESA- will continue to supply the fuel for those generation companies that do not elect to take this option.

On December 27, 2019, the Ministry of Productive Development issued Resolution MDP No. 12/2019, repealing Resolution SGE No. 70/2018 and restoring Art. 8 of Res. SE 95/2013. Beginning January 2020, CAMMESA became the only fuel supplier for generation companies, except for (i) thermal units that had prior commitments with CAMMESA for energy supply contracts with their own fuel management and (ii) thermal units under the Energía Plus regulatory framework, authorized under Resolution SE No.1281/05 to supply energy to large private users.

During 2019, Central Puerto purchased the necessary fuel (natural gas) for the operation of some of its thermal units, as shown below:

Month (of 2019)	m3	m3	m3
ene-19	57,738,667	129,311,174	187,049,841
feb-19	49,195,525	99,378,355	148,573,880
mar-19	55,703,130	93,962,355	149,665,485
abr-19	41,323,743	125,897,219	167,220,962
may-19	45,126,615	86,879,731	132,006,346
jun-19	23,251,170	6,300,000	29,551,170
jul-19	1,183,000	0	1,183,000
ago-19	35,521,872	8,875,000	44,396,872
sep-19	44,932,188	62,316,850	107,249,038
oct-19	55,461,812	125,410,098	180,871,910
nov-19	41,883,285	118,397,704	160,280,989
dic-19	56,638,951	151,415,450	208,054,401

Total 2019	507,959,958	1,008,143,936	1,516,103,894

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

From March 1, 2019, a new remuneration scheme for Energía Base came into force with Resolution SRRyME No. 1/19, which decreased the prices for power capacity and energy sold for these units.

On February 27, 2020, the Secretariat of Energy issued Resolution 31/20 applicable from February 1, 2020, which replaces the regulatory framework for Energía Base. The main changes were:

●
Prices are set in Argentine pesos.

●
Initial variable energy price although denominated in Argentine pesos, remained almost unchanged. The applicable exchange rate between the new price in Argentine pesos and the previous price in U.S. dollars was Ps.60 per U.S. dollar, similar to the average exchange rate during January 2020, of Ps. 60.01 per US dollar.

●
Initial power price for energy from thermal units were approximately reduced by16% and set in Argentine pesos.

●
Generation units with less than 30% Utilization Factor in the last twelve months receive 60% of the price, compared to up to 70% before. Additionally, if the Utilization Factor is between the 30-70% threshold the generation units receive a linear proportion between 60 and 100% of the power price, and if the Utilization factor is 70% or greater, the generation units receive 100% of the price.

●
Initial fixed power price for hydroelectric plants was approximately reduced by 45 % and set in Argentine pesos.

●
A new remuneration scheme for peak demand hours generation was established to partially mitigate the fixed power price, taking into consideration the equipment the generating company has.

●
The prices set in pesos will have a monthly adjustment with the following formula: (i) 60% of the CPI, plus (ii) 40% of the WPI (Stated in Annex VI of the Resolution 31).

However, on April 8, 2020, Central Puerto learned that the Secretary of Energy may have instructed CAMMESA to postpone until further notice the application of Annex VI, related to the price update mechanism described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”. Accordingly, CAMMESA did not apply the price update mechanism for the March 2020 monthly payments under Energy Base. The Company is evaluating the effects that the non-application of the aforementioned Annex VI would have, as well as the steps to be followed in this regard.

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

As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results for years ended December 31, 2018, and 2017 as discontinued operations in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”.

Sales Under Contracts, Steam Sales and Others

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

As of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results for years ended December 31, 2018 and 2017 as discontinued operations in our audited consolidated financial statements. Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”.

Steam supply to YPF—Luján de Cuyo plant

Under a 20-year contract signed in 1999, we supplied YPF the steam generated at our Luján de Cuyo plant by the “Alstom” units with inputs provided by YPF under a take-or-pay contract. On February 8, 2018, we entered into an agreement to extend this steam supply agreement with YPF for a period of up to 24 months from January 1, 2019 under the same terms and conditions or until the new co-generation unit begins operations, whatever happened first. On December 15, 2017, we also executed a new steam supply contract with YPF for a period of 15 years in order to replace our existing contract with YPF after the commencement of operations of the new co-generation unit, which started operations on October 5, 2019, replacing the previous combined heat and power (CHP), and supplies up to 125 metric tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam supply agreement. This contract is denominated and invoiced in U.S. dollars, but can be adjusted in the event of variations in U.S. dollar-denominated prices for fuel necessary for power generation. For further information on the steam supply agreements with YPF for the Luján de Cuyo plant, see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Sales Under Contracts, Steam Sales and Others —Steam supply to YPF—Luján de Cuyo plant”.

Steam supply to T6 Industrial S.A.—Terminal 6 San Lorenzo plant

On December 27, 2017, we entered into a steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant.

Resale of natural gas transportation capacity

The contract between us and TGS for the natural gas transportation capacity has remained effective after the La Plata Plant Sale. Pursuant to the terms of our agreement with YPF EE, we resell our gas transportation capacity to YPF EE through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF EE will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas seller to permit the resale of our gas transportation capacity to YPF EE without the risk of intervention from interested third parties. On July 20, 2018, we were effectively registered as natural gas sellers.

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

Electricity generation decreased by 2.78% in 2019, from 137,482 GWh in 2018 to 133,993 GWh in 2019. Electricity generation increased by 0.75% in 2018, from 136,465 GWh in 2017 to 137,482 in 2018. For the year ended December 31,2017, electric power generation decreased by 0.1% in 2016, from 136,600 GWh in 2016 to 136,465 in 2017.

The chart below shows the supply of electric power in Argentina by source, including generation within Argentina from hydroelectric, thermal, nuclear, renewables, as well as electric power imported from neighboring countries (net of exports):

Source: CAMMESA.

The following chart shows the demand of energy for the year ended December 31, 2019:

Demand by region for year 2019	Total Energy Demand (1)	Generation of Central Puerto plants(2)(3)
		Puerto Complex		Luján de Cuyo Plant		Brigadier López Plant		Piedra del Águila Plant		La Castellana		La Castellana II		Achiras		Manque		La Genoveva II
		MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%
Great Buenos Aires Area	48,552,665	7,108,434	14.64%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Litoral	15,638,206	-	-	-	-	127,401	0.81%	-	-	-	-	-	-	-	-	-	-	-	-
Province of Buenos Aires	14,880,075	-	-	-	-	-	-	-	-	418,171	2.81%	32,966	0.22%	-	-	-	-	58,441	0.39%
Center	11,239,663	-	-	-	-	-	-	-	-	-	-	-	-	202,314	1.8%	18,430	0.16%	-	-
Northwest	10,206,001	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-
Northeast	9,291,721	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cuyo	8,050,302	-	-	2,958,663	36.75%	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Patagonia	6,077,989	-	-	-	-	-	-	-		-	-	-	-	-	-	-	-	-	-
Comahue	4,943,443	-	-	-	-	-	-	3,919,798	79.29%	-	-	-	-	-	-	-	-	-	-

(1) Demand data for 2019.
(2) Generation data for 2019.
(3) Generation by Central Puerto plants.

During 2019, thermal generation continued to be the main source of electricity supply, contributing 80,138 GWh (61.06%), followed by hydroelectric generation net of pumping, which contributed 35,370 GWh (26,95% %), nuclear generation, which contributed 7,927 GWh (6.04%) and photovoltaic and wind generation, which contributed 7,812 GWh (5.95%). There were also imports to cover domestic demand, in the amount of 2,746 GWh (2.0% of the total energy supplied, 699% higher than in 2018) from Uruguay, Paraguay and Brazil, and exports to Brazil in the amount of 261 GWh (6.82% lower than in 2018) and transmission losses in the amount of 4,852GWh (6.99% higher than in 2018).

Hydroelectric generation in 2019 registered a 11.47% decrease when compared to 2018, mainly due to a decrease of water levels, while thermal generation registered a decrease of 9.65% mainly due to lower domestic demand, and the introduction of new renewable energy units. Nuclear generation registered a 22.84% increase when compared to 2018, due to higher generation availability in 2019, as compared to 2018. In this sense, thermal generation continued to be the main source for the supply of electric power, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), as well as mineral coal, mainly during the winter months. Finally, renewable energy generation increased 133.18% as compared to 2018, mainly due to the introduction of new wind and solar farms.

During 2019, generation facilities increased their installed capacity from 38,538 MW in 2018 to 39,704 MW. This increase was caused mainly by the commencement of operations of new thermal and renewable energy units.

The State of Emergency of the Argentine Electric Power Sector

In December 2015, the prior administration enacted Decree No. 134/2015 declaring the state of emergency of the Argentine electric power sector until December 31, 2017. Pursuant to such decree, the Ministry of Energy was entrusted with the duties of developing and putting in place an action plan in connection with the electric power generation, transportation and distribution segments in order to improve the quality and security of electric power supply and guarantee the provision of this public service under suitable technical and economic conditions. These goals required additional investments in the several sectors of the productive chain in order to accommodate Argentina’s electric power supply and demand, which represent both a challenge and an opportunity for the sector’s players.

With respect to electric power generation, the Ministry of Energy publicly noted in 2016 the need for new generating capacity, which it stated should be addressed by the expansion of thermal and renewable energy sources by private sector companies, and, consequently, it took measures to boost generation capacity in order to ensure the supply of electric power and reduce the need for imports from neighboring countries. In this respect, the Ministry of Energy stressed that the country needed to incorporate 10 GW of generating capacity from conventional energy sources and 10 GW of generating capacity from renewable sources in order to meet increasing demand over the next ten years. Due to the situation of the industrial sector and the macroeconomic situation in Argentina, which led to a decrease in the demand of electric energy generation, it is unclear if the current administration will continue to pursue that goal.

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

We submitted bids for Round 2 of the RenovAR Program on October 19, 2017 and, on November 29, 2017, we were awarded a wind energy project called, “La Genoveva I,” which will allow us to add an additional capacity of 86.6 MW to our portfolio and to continue to build a presence in the renewable energies sector. On January 11, 2018 and February 21, 2018, Vientos La Genoveva S.A. acquired a usufruct over the land where La Genoveva I is located. On March 23, 2018, CP Renovables acquired Vientos La Genoveva S.A. and, on the same date, transformed it into a S.A.U. On August 6, 2018, Central Puerto acquired Vientos La Genoveva I from its subsidiary CP Renovables.

Proposed Expansion of Our Generating Capacity

The chart below shows the evolution of our power generating capacity since 2016:

Source: Central Puerto

(1) Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale.”
(2) On June 14, 2019 we purchased the Brigadier López plant-
As of the date of this annual report, we have an aggregate installed capacity of 4,315 MW.

Currently, although power capacity is considered to be enough to supply the demand, there is a need for the incorporation of new efficient capacity in Argentina, from both conventional and renewable sources, in order to replace old inefficient units.

In the recent years we acquired four heavy-duty, highly efficient gas turbines (one General Electric gas turbine with capacity of 373 MW, two Siemens gas turbines, each with capacity of 298 MW, and one Siemens gas turbine with capacity of 286 MW). Additionally, we have also acquired 130 hectares of land in the north of the Province of Buenos Aires, in a convenient location for fuel delivery and future potential connection to power transmission lines. These assets will potentially allow us to develop new power capacity. We are currently installing one of these Siemens gas turbine of 286 MW, for the Terminal 6 San Lorenzo co-generation project described below.

We are able to install new generation capacity, through one or more projects, using the remaining three mentioned units and the aforementioned land. However, we cannot predict if or when the Argentine Government will open new auctions of new capacity and because of the competition among generation companies in these auction processes, we cannot predict whether we will be awarded the projects and whether we will be able to utilize these assets as intended.

Moreover, as of December 31, 2019, we assessed the recoverability of these three turbines. For more information, please see Note 2.2.8 to our audited consolidated financial statements, “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants” and “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of Property, Plant and Equipment”.

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

	Terminal 6 San Lorenzo	Luján de Cuyo
Location	San Lorenzo, Province of Santa Fe (within the Terminal 6 agroindustrial complex)	Luján de Cuyo, Province of Mendoza(within our Luján de Cuyo plant)
Committed Commercial operation date(1)	September 2020	In operation since October 2019
Estimated total capital expenditure (excluding VAT)(2)	US$284 million	In operation
Awarded power capacity	330 MW (for the winter)317 MW (for the summer)	93 MW (for the winter)89 MW (for the summer)
Expected/current power capacity(2)	391 MW	95.32 MW
Technical configuration	Co-generation system with one gas turbine and one steam turbine	Co-generation system with two gas turbines
Electric energy segment:
Awarded electric capacity price per MW of installed capacity	US$17,000 per month	US$17,100 per month
Awarded generated energy price (without fuel cost recognition)	US$8.00 per MWh for natural gas operation and US$10.00 per MWh for gas oil operation	US$8.00 per MWh
Contract length	15 years	15 years
PPA signing date	January 4, 2018	January 4, 2018
Steam segment:
Steam production capacity	350 tons per hour	125 tons per hour
Steam buyer	T6 Industrial S.A.	YPF
Contract length	15 years	15 years

(1) The original commercial operation date (COD) committed with CAMMESA for Terminal 6 San Lorenzo and Luján de Cuyo were May 22, 2020 and November 22, 2019, respectively. Luján de Cuyo started operations on October 5, 2019. On December 18, 2019, CAMMESA and Central Puerto entered into an amendment to the Terminal 6 San Lorenzo PPA, establishing a New Committed COD, for September 1, 2020 (see more information in this section). Due to uncertainties mentioned in this annual report (see Item 3D. Risk Factors—Risks Relating to our Business Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants) we cannot estimate if the New Committed COD would be timely met. On March 27, 2020, we informed CAMMESA of this circumstance in order to avoid potential penalties should the project suffer unexpected and unforeseen delays.
(2) As of December 31, 2019, the executed capital expenditures for the Terminal 6 San Lorenzo project was Ps. 10.143 million, plus the applicable value added tax.
(3) The companies that were awarded projects during the bidding process were authorized pursuant to the conditions of such bidding process to exceed the power capacity of the contracts. The excess of power generated, if any, is remunerated under the Energía Base provisions.

On October 5, 2019, the new Luján de Cuyo cogeneration unit reached the commercial operation date (COD).

The COD of the Terminal 6 San Lorenzo project was originally scheduled for May 22, 2020. On September 2, 2019, pursuant to Resolution SRRYME 25/2019, the generation companies that had projects under construction under Resolution SEE No. 287-E/17 were invited to confirm their expected COD, which will become the New Committed COD (in Spanish, Nueva Fecha de Habilitación Comercial Comprometida or NFHCC). If generator decided to inform a New Committed COD, they would not have been subject to penalties under the PPA contracts entered into with CAMMESA, unless the actual COD exceeded the New Committed COD.

Accordingly, on October 1, 2019, we informed CAMMESA that, our New Committed COD was September 1, 2020 for Terminal 6-San Lorenzo and on December 18, 2019, CAMMESA and the Company entered into an amendment to the PPA.

However, due to the outbreak of COVID-19, the COD of this plant may be further delayed. (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants).

In addition, have a wind project under construction in Argentina with the following characteristics (the “Renewable Project”):

La Genoveva I
Location	Province of Buenos Aires
Expected commercial operation date	May 2020 (1)
Estimated total capital expenditure (excluding VAT) (2)	US$110 million
Awarded electric capacity	86.60 MW
Regulatory Framework	RenovAr 2.0
Awarded price per MWh	US$40.90
Contract length	20 years, starting from commercial operation
Power purchase agreement signing date	July 2018
Number of units	21 wind turbines
Wind turbine provider	Vestas

(1)  The commercial operation date (COD) committed with CAMMESA of La Genoveva I is 720 days after the PPA signing date, which was on July 27, 2018. However, due to the uncertainties mentioned in this annual report regarding the effects of the COVID-19 outbreak (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants) we estimate that the COD will be delayed. As of the date of this report we’ve notified CAMMESA (the offtaker) of this circumstance, who, on April 7, 2020 send us a note acknowledging the reception of our note and asking for additional information.

(2) As of December 31, 2019, the executed capital expenditures for La Genoveva I were Ps. 6.02 billion, plus the applicable value added tax.

The Luján de Cuyo project was partially funded with a borrowing from KFW described in this annual report (see “Item 5.B. Liquidity and Capital Resources—Recent Developments—Borrowing from KFW”) and the La Genoveva I project is being developed partially with a borrowing from IFC also described in this annual report (“Item 5.B Liquidity and Capital Resources—Indebtedness—Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.). All our expansion projects are also being developed with equity from Central Puerto and its subsidiaries. We may explore alternative financing options if the conditions are favorable.

In connection with the Renewable Projects, we have already obtained energy production assessments prepared by an independent expert, regulatory approvals of the environmental impact studies, relevant municipal qualifications and regulatory approvals of the electrical studies in connection with access to the transmission network. In addition, we have three usufructs over the land in the Province of Buenos Aires to be used for our La Genoveva I project. We have begun construction of the facilities and have executed contracts with suppliers to acquire and maintain the wind turbines of La Genoveva I project.

We are also currently exploring several other options to diversify our generation assets to include sustainable power generation sources. As of the date of this annual report, CAMMESA granted the energy dispatch priority for La Castellana II (15.20 MW), for Manque (previously a part of Achiras II) (57 MW), Los Olivos (22.82 MW) ((previously a part of Achiras II), La Genoveva II (41.80MW). As of the date of this annual report, we have already signed long-term PPA contracts with private customers for 100.00% % of the estimated energy generation capacity of our wind farm term market projects (considering the median -Percentile 50%- of the expected energy production) developed under Resolution No. 281-E/17 regulatory framework.

We believe we are well-positioned to identify and execute new growth opportunities. However, we cannot assure you that the Argentine Government will open new auction processes or that our bids will be successful or that we will be able to enter into new PPAs in the future. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants.”

Sale of the La Plata Plant

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant for a total sum of US$31.5 million (without VAT), subject to certain conditions. On February 8, 2018, after such conditions were met, the plant was transferred to YPF EE, including generation assets, personnel and agreements related to the operation and/or maintenance of La Plata plant’s assets, with effective date January 5, 2018. Consequently, as of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results were classified for the years ended December 31, 2018 and 2017 as a discontinued operation.

Presentation of Financial Statements in Pesos

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

In 2010, we entered into the CVO Agreement with the Secretariat of Electric Energy. The CVO Agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution SE No. 406/03 accrued over the 2008-2011 period by the generators (the “LVFVD 2008-2011 receivables”), and for that purpose, enabling the construction of a thermal combined cycle plant named CVOSA. The CVO Agreement established that the CVO LVFVD 2008-2011 receivables will be paid by CAMMESA in 120 equal and consecutive monthly installments. For the determination of the novation of CVO LVFVD 2008-2011 receivables, the following mechanism was applied: the cumulative LVFVD (sale settlements with due date to be defined) were converted to US$ at the exchange rate established in the agreement (ARS 3.97 per US$ for the cumulative LVFVD until the execution date of the CVO Agreement and the closing exchange rate corresponding to each month for the LVFVD subsequently accumulated), the LIBOR rate was applied plus a 5% margin.

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

Impairment of Property, Plant and Equipment and Intangible Assets

We assess at each reporting period-end whether an existing event or one that took place after year end and provides additional evidence of conditions that existed at the end of the reporting period, indicates that an individual component or a group of property, plant and equipment and/or intangible assets with finite useful lives may be impaired. If any indication exists, we estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. That amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which they belong are taken.

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

We base the impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of our CGU to which the individual assets are allocated. These detailed budgets and forecast calculations generally cover a five-year period. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year. Budgets and calculations related to Complejo Hidroeléctrico Piedra del Águila are limited to the term of the concession contract.

Impairment losses of continuing operations are recognized in a specific line of the consolidated statement of income.

In addition, for the assets for which an impairment loss had been booked, as of each reporting period-end, an assessment is made whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If a triggering event or impairment exists, we make an estimate of the recoverable amount of the individual asset or of the cash generating unit, as the case may be.

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

During the period ended December 31, 2019, we have identified as indicators of potential impairment of its property, plant and equipment and/or its intangible assets with a limited useful life, the drop in the Company’s stock price, the current economic uncertainties, the conversion of the electric and power spot market tariff into Argentine pesos, and in the particular case of the Company’s gas turbines, the uncertainty about the feasibility of new projects that would enable the use of the acquired turbines.

In order to measure the recoverability of its property, plant and equipment and its intangible assets with a limited useful life, with the exception of the generating groups classified as “Turbines”, we have estimated their value-in-use. As a result of the recoverability analysis, the book value of the assets form the cash-generating units of the renewable electric energy generation segment and the book value applicable to the thermal power plants Puerto Nuevo and Nuevo Puerto, the thermal power plants in Luján de Cuyo, and the hydroelectric power plant Piedra del Águila, did not exceed their recoverable value as of December 31, 2019.

The estimated recoverable values are sensitive to the significant variation of the assumptions applied, including the determination of future tariffs by the Argentine Government. In any case, we cannot assure with certainty that future tariff adjustments will be in line with the assumptions applied. Therefore, significant differences could arise in the future in relation to the estimated values-in-use.

CGU Thermal Plant Brigadier López

In addition, we estimated that the book value of the assets of the cash-generating unit of the Thermal Plant Brigadier López exceeded its recoverable asset by Ps.3,159 million. Therefore, an impairment charge was determined and allocated on a pro-rata basis to property, plant and equipment (Ps.968 million under the item “Electric power facilities” and Ps.1,114 million under the item “Construction in progress”) and to intangible assets in the amount of Ps.1,077 million under the item “Impairment of property, plant and equipment and intangible assets” of our consolidated statement of income for the year ended December 31, 2019. After recording this impairment, the book value of the electric power facilities and the construction of the Plant Brigadier López, amounted to Ps. 3,747 million and Ps.4,309 million, respectively, and the book value of the intangible assets amounted to Ps. 4,167 million.

The key assumptions to estimate the value-in-use are as follows:

●
Gross margin: the margin has been determined for the budgeted period (5 years) based on the prices of the electric energy and power included in Resolution 31/20 and PPAs entered into by the Company, whereas the costs have been determined based on the costs incurred during the first six months of operations for each the power plant. The most relevant cost was thermal plant maintenance, which was estimated with the provisions from the agreement with Siemens S.A.

●
Discount rate: it represents the current market assessment of the specific risks of the Company, taking into consideration the time-value of money. The discount rate calculation is based on the market participants’ circumstances and it is derived from the weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the market participant’s investors, whereas the cost of debt is based on the debt conditions to which the market participants could access to. Segment-specific risk is incorporated by applying individual beta factors, which are evaluated annually based on the available market data.

The after-tax discount rates considered in the determination of the value-in-use as of December 31, 2019, were 12.3% for year 2020 cash flows and 12.6% for the following years cash flows.

Any increase in the discount rate would result in an additional impairment of the CGU Thermal Station Brigadier López.

●
Macroeconomic variables: the estimated inflation and devaluation rates, as well as the exchange rates used, were obtained from well-known consulting firms, dedicated to the local and global economic analysis, widely experienced in the market. An increase in the inflation rates over the devaluation rates in relation to the macroeconomic variables considered in the determination of the value-in-use would result in an additional impairment of the CGU Thermal Station Brigadier López.

●
Growth rate used in the cashflows after the budgeted period: in accordance with IAS 36, no growth rates were considered from the fifth-year cash flows.

Turbines

We have revised the recoverability of turbines acquired, included under “Turbines” in property, plant and equipment, as individual assets. As of December 31, 2019, we have estimated that the book value of the General Electric generating unit stored in the Nuevo Puerto power plant, and the two Siemens generating units stored in the supplier’s facilities, exceed their recoverable amount by Ps.765 million and Ps.481 million, respectively. In order to determine the recoverable amount of such generating units, we have considered the fair value less costs of sell approach, basing the estimate in the valuation performed by an independent specialist. In the case of the General Electric generating unit, costs for the sale of the asset in the international market pursuant to customs and tax duties usually applicable to the purchase and sale of a similar asset were also considered.

The turbines fair value was determined using the market approach technique, which should be categorized within the Level 3 of the fair value measurement hierarchy. The key assumptions which the estimation of the turbines fair value is more sensitive to the reference values of transactions involving similar gas turbines, considering the value per kW of generating power as of the valuation date of comparable equipment, taking into account technical characteristics, brand and model, geographic location, preservation status, usage, year of construction, among others.

The impairment charge of the above-mentioned turbines was recorded in the item “Impairment of property, plant and equipment and intangible assets” of the consolidated statement of income for the year ended December 31, 2019. After recording the impairment, the book value of the General Electric and Siemens generation groups amounts to Ps. 1,091 million and Ps. 2,507 million, respectively.

No impairment indicators were identified during the years ended December 31, 2018 and 2017.

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

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2019, we have applied for the first time certain new and/or amended standards and interpretations as issued by the IASB. A brief description of the new and/or amended standards and interpretations adopted by us and their impact on these consolidated financial statements, are presented below.

IFRS 16 Leases

In January 2016, the IASB issued the final version of IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions leases of “low-value” assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right to-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right of use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, but not before the entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or modifies retrospective approach.

As of December 31, 2019, these changes did not have a significant impact on the consolidated financial statements of Central Puerto.

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. Interpretation 23 clarifies application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. Interpretation 23 specifically addresses the following: (a) whether an entity considers uncertain tax treatments separately, (b) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (d) how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Central Puerto determines whether each tax treatment should be considered independently or whether some tax treatments should be considered together, and uses an approach that provides better predictions of the resolution of the uncertainty.

Central Puerto applies significant judgment when identifying uncertainties on the income tax treatment. We evaluated whether Interpretation 23 had an impact on the consolidated financial statements, especially within the framework of tax inflation adjustment in determining the tax income of mentioned periods. Based on the opinion of its legal advisors and considering the new guidelines introduced by IFRIC 23, we considered: 1) regarding the income tax 2014 determination stated in a), that it is probable that tax authorities will accept the Company’s position and, therefore, it is not required to record a liability under such item, and 2) regarding actions for recovery of income tax, except for the case of the action for recovery filed by HPDA for the fiscal period 2011, that it is also probable that tax authorities will accept the Company’s positions; therefore, an asset has been recognized for such actions.

Consequently, the Company has recognized an income for Ps.756,526 regarding the adoption of IFRIC 23, with an impact on retained earnings at the beginning of this fiscal year, as it is established by the Interpretation, and an asset for Ps.127,441 included in the item “Other non-financial assets” of Current Assets under “Income Tax Credits”.

See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

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

Amendments to IFRS 3: Definition of a business

In October 2018, the IASB issued amendments to the definition of a business through IFRS 3 “Business combinations” to make it easier for companies to decide whether activities and assets they acquire are a business or not. The standard clarifies the minimum requirements for the existence of a business, removes the test on whether market participants can replace the missing elements; it adds a guide to help companies evaluate if an acquired process is significant; it reduces the definitions of a business and results, and it introduces an optional concentration test of reasonable value. New examples were provided together with the amendments.

Since amendments are applied prospectively to the transactions or other events that occur on the date of the first application or later, the Company shall not be affected by these amendments on the transition date.

Amendments to IAS 1 and to IAS 8: Definition of material

In October 2018, IASB issued amendments to IAS 1 “Presentation of Financial Statements” and to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to align the definition of “material” through the standards and to clarify certain aspects of the definition. The new definition establishes that: “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendment to the definition of material is not expected to have a significant impact on the consolidated financial statements of the Company.

Results of Operations for the Years Ended December 31, 2019, 2018 and 2017

We discuss below: (i) our results of operations for the year ended December 31, 2019 as compared with our results of operations for the year ended December 31, 2018; and (ii) our results of operations for the year ended December 31, 2018 as compared with our results of operations for the year ended December 31, 2017.

On February 8, 2018, we transferred the La Plata plant to YPF EE, with an effective date as of January 5, 2018. Consequently, as of December 31, 2017 the La Plata plant was classified as a disposal group held for sale and we present its respective results for the years ended December 31, 2019, 2018 and 2017, as discontinued operations. See Note 21 to our audited consolidated financial statements and “Item 4.A. History and development of the Company—La Plata Plant Sale.”

	Year ended December 31,			Change December 31,
	2019	2018	2017	2019/2018	2018/2017
	(in thousands of Ps.)			(in percentages)
Revenues	35,960,784	21,944,761	14,827,241	63.87%	48.00%
Cost of sales	(18,956,674)	(9,978,643)	(7,997,976)	89.97%	24.76%
Gross income	17,004,110	11,966,118	6,829,265	42.10%	75.22%
Administrative and selling expenses	(2,633,405)	(2,137,249)	(1,624,866)	23.21%	31.53%
Impairment of property, plant and equipment and intangible assets	(4,404,442)	–	–	N/A	N/A
Other operating income	18,353,204	20,341,015	1,430,737	(9.77%)	1,321.72%
Other operating expenses	(270,754)	(204,414)	(215,578)	32.45%	(5.18%)
CVO receivables update	–	16,947,737	–	(100.00%)	N/A
Operating income	28,048,713	46,913,207	6,419,558	(40.21%)	630.79%
Loss on net monetary position	(2,431,753)	(6,208,977)	(233,678)	(60.83%)	2,557.07%
Finance income	3,600,707	3,507,676	2,397,964	2.65%	46.28%
Finance expenses	(15,924,867)	(9,692,797)	(1,846,995)	64.30%	424.79%
Share of the profit of associates	1,113,297	1,652,445	1,804,460	(32.63%)	(8.42%)
Income before income tax from continuing operations	14,406,097	36,171,554	8,541,309	(60.17%)	323.49%
Income tax for the year	(5,745,242)	(10,159,632)	(1,663,201)	(43.45%)	510.85%
Net income for the year from continuing operations	8,660,855	26,011,922	6,878,108	(66.70%)	278.18%
Discontinued operations Income after tax for the year from discontinued operations	–	424,850	1,217,236	(100.00%)	(65.10%)
Net income for the year	8,660,855	26,436,772	8,095,344	(67.24%)	226.57%

Revenues from continuing operations

	Year ended December 31,			Change December 31,
	2019	2018	2017	2019/2018	2018/2017
	(in thousands of Ps.)			(in percentages)
Energía Base (Resolution SE No. 19/2017, SGE 70 and 95/2013, as amended) (1)	27,378,909	19,487,339	14,052,285	40.50%	38.68%
Sales under contracts(2)	7,350,706	1,379,572	420,401	432.83%	228.16%
Steam sales(3)	434,648	378,351	354,554	14.88%	6.71%
Resale of gas transport and distribution capacity	286,282	298,264	–	(4.02%)	–
Revenues from CVO thermal plant management	510,239	401,235	–	27.17%	–
Total revenues from ordinary activities	35,960,784	21,944,761	14,827,241	63.87%	48.00%

(1) Includes (i) sales of energy and power to CAMMESA remunerated under Resolution No. 95, Resolution No. 19/2017, and Res. SE 1/2019 (ii) spot sales of energy and power to CAMMESA not remunerated under Resolution No. 95 (as amended), (iii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity and (iv) income under Res. SEE 70/18 (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Schemes—Resolution SEE 70/18—Option to purchase fuel for units under Energía Base Regulatory Framework.”).
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

2019 Compared to 2018

Revenues from continuing operations in 2019 totaled Ps.35.96 billion, a 63.87% increase from Ps. 21.94 billion in 2018. This increase was primarily attributable to:

1.
A 40.50% increase in our revenues from electric power sold under Energía Base, which amounted to Ps.27.38 billion during the year ended December 31, 2019, compared to Ps.19.49 billion during the year ended December 31, 2018, mainly explained by (i) an increase in the exchange rate for 2019 higher than the inflation for the period, which impacted directly on tariffs set in U.S. dollars, in terms of Argentine pesos current at the end of the reporting period. As a reference, during 2019, the foreign exchange rate increased 58.86% and the inflation rate was 53.83%, while during 2018 the foreign exchange rate increased 102.2% and the inflation rate was 47.64%, (ii)  an increase in fuel remuneration for units under Energía Base regulatory framework (and other related concepts), which amounted to Ps.10.93 billion during the year ended December 31, 2019 (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base”), compared to Ps.2.99 billion during the year ended December 31, 2018. The increase in our revenues from electric power sold under Energía Base was partially offset by the tariff decrease established by Res. 1/19, which set lower prices for energy generation and generation availability than from that applied during 2018.

2.
a 432.83% increase in our revenues from sales under contracts (including the Energía Plus contracts, which are denominated in U.S. dollars), which amounted to Ps.7.35 billion during the year ended December 31, 2019, compared to Ps.1.38 billion during the year ended December 31, 2018, primarily attributable to (a) Ps.3.48 billion in revenues from the Brigadier Lopez plant, which we acquired in 2019, (b) the commencement of operations during 2019 of the co-generation project Luján de Cuyo, which generated revenues totaling Ps.585.88 million, (c) the commencement of operations during 2019 of the wind farm projects La Castellana II, La Genoveva II and Manque, which generated Ps. 391.84 million in revenues, in the aggregate, and (d) a 58.86% devaluation of the peso with respect to the U.S. dollar in 2019, offset by an inflation rate of 53.83% during 2019, while during 2018 the foreign exchange rate increased 102.2% and the inflation rate was 47.64%;

3.
a 14.88% increase in our revenues from steam sales to YPF from our Luján de Cuyo Plant, which amounted to Ps.434.65 million during the year ended December 31, 2019, compared to Ps.378.35 million during the year ended December 31, 2018, primarily attributable to a 58.86% devaluation of the peso with respect to the U.S. dollar in 2019, offset by an inflation rate of 53.83% during 2019, while during 2018 the foreign exchange rate increased 102.2% and the inflation rate was 47.64%, and by a 6.48% decrease in the quantity of steam sold (1,031,044 tons in 2019 as compared to 1,102,515 tons in 2018).

2018 Compared to 2017

Revenues from continuing operations in 2018 totaled Ps.21.94 billion, a 48% increase from Ps.14.83 billion in 2017. This increase was primarily attributable to:

1.
a 38.68% increase in our revenues from electric power sold under Energía Base, which amounted to Ps.19.49 billion during the year ended December 31, 2018, compared to Ps.14.04 billion during the year ended December 31, 2017, primarily attributable to (i) the tariff increase established by Res. 19/17, which set higher prices for energy generation and machine availability and set them in US dollars (2018 was fully-impacted by the November 2017 tariff increase), (ii) an increase in the exchange rate for 2018 higher than the inflation for the period, which impacted tariffs set in U.S. dollars, in terms of Argentine pesos current at the end of the reporting period. As a reference, during 2018, the foreign exchange rate increased 102.2% and the inflation rate was 47.64%, while during 2017 the foreign exchange rate increased 17.4% and the inflation rate was 24.80%, and (iii)  an increase in fuel remuneration for units under Energía Base regulatory framework (and other related concepts), which amounted to Ps.3.00 billion during the year ended December 31, 2018, mainly because of income in accordance to Res. 70/18, during November and December 2018, in some of the units under the Energía Base regulatory framework (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base”), compared to Ps.609.85 million during the year ended December 31, 2017.

2.
a 228.16% increase in our revenues from sales under contracts (including the Energía Plus contracts, which are denominated in U.S. dollars), which amounted to Ps. 1379.57 million during the year ended December 31, 2018, compared to Ps.420.42 million during the year ended December 31, 2017, primarily attributable to (a) the commencement of operations of the projects Achiras and La Castellana I, which generated revenues totaling Ps. 921.92 million and (b) 102.16% devaluation of the peso with respect to the U.S. dollar in 2018, which was offset by an inflation rate of 47.6% during 2018, while during 2017 the foreign exchange rate increased 17.4% and the inflation rate was 24.80%;

3.
a 6.71% increase in our revenues from steam sales to YPF from our Luján de Cuyo Plant, which amounted to Ps.378.35 million during the year ended December 31, 2018, compared to Ps.354.55 million during the year ended December 31, 2017, primarily attributable to (a) a 102.16% devaluation of the peso with respect to the U.S. dollar in 2018 (the price per unit in U.S. dollars for our steam sales has not changed), offset by an inflation rate of 47.64% during 2018, while during 2017 the foreign exchange rate increased 17.4% and the inflation rate was 24.80%, which was partially offset by (b) a 6.38% decrease in the quantity of steam sold (1,102,515 tons in 2018 as compared to 1,177,661 tons during the year ended December 31, 2017).

Cost of Sales from continuing operations

	Year ended December 31,			Change December 31,
2019		2018	2017	2019/2018	2018/2017
(in thousands of Ps.)				(in thousands of Ps.)
Inventories at the beginning of the year	454,703	408,928	335,398	11.19%	21.92%
Purchases	10,389,171	3,376,246	861,551	207.71%	291.88%
Operating expenses:
Compensation to employees	2,369,554	2,109,033	2,210,050	12.35%	(4.57%)
Other long-term employee benefits	68,826	43,215	65,617	59.26%	(34.14%)
Depreciation of property, plant and equipment	1,969,472	1,757,620	1,848,955	12.05%	(4.94%)
Amortization of intangible assets	1,421,176	537,912	506,999	164.20%	6.10%
Purchase of energy and power	93,653	67,914	194,533	37.90%	(65.09%)
Fees and compensation for services	426,254	381,195	483,946	11.82%	(21.23%)
Maintenance expenses	1,313,425	739,966	922,545	77.50%	(19.79%)
Consumption of materials and spare parts	471,769	248,115	283,936	90.14%	(12.62%)
Insurance	345,118	371,465	351,370	(7.09%)	5.72%
Levies and royalties	384,348	343,163	327,354	12.00%	4.83%
Taxes and assessments	33,971	31,457	9,387	7.99%	235.12%
Taxes on bank account transactions	4,924	3,807	-	29.34%	-
Other	12,073	13,310	5,263	(9.29%)	152.91%
Inventories at the end of the year	(801,763)	(454,703)	(408,928)	76.33%	11.19%
Total cost of sales	18,956,674	9,978,643	7,997,976	89.97%	24.76%

2019 Compared to 2018

Cost of sales from continuing operations during the year ended December 31, 2019 totaled Ps.18.96 billion, a 89.97% increase from Ps.9.98 billion during the year ended December 31, 2018. This increase was primarily the result of:

1.
a Ps.6.56 billion, or 383.72%, increase in purchase of gas by Central Puerto;

2.
a Ps.0.88 billion, or 164.20%, increase in amortization of intangible assets mainly due to the amortization of intangible assets associated to the acquisition of the Brigadier Lopez plant; and

3.
a Ps.41.19 million, or 12.00%, increase in levies and royalties associated to the increase in revenues from the Piedra del Águila Plant mainly due to the increases in the quantity of energy sold.

2018 Compared to 2017

Cost of sales from continuing operations during the year ended December 31, 2018 totaled Ps.9.98 billion, a 24.76% increase from Ps.8.00 billion during the year ended December 31, 2017. This increase was primarily the result of:

1.
a Ps.2.51 billion, or 291.88%, increase in purchase of gas by Central Puerto; and

2.
a Ps. 15.81 million, or 4.83%, increase in levies and royalties associated to the increase in revenues from the Piedra del Águila Plant due to increases in the energy and power prices, and in the quantity of energy generated.

This was partially offset by a Ps.101.02 million, or 4.57%, decrease in compensation to employees, primarily related to CBAs.

Gross Income from continuing operations

2019 Compared to 2018

Gross income from continuing operations during the year ended December 31, 2019 totaled Ps.17.00 billion, a 42.10% increase from Ps.11.97 billion during the year ended December 31, 2018, due to the reasons mentioned above. Gross margin for the year ended December 31, 2019 was 47.29%, compared to a gross margin of 54.53% during the same period in 2018.

2018 Compared to 2017

Gross income from continuing operations during the year ended December 31, 2018 totaled Ps.11.97 billion, a 75.22% increase from Ps.6.83 billion during the year ended December 31, 2017, due to the reasons above mentioned. Gross margin for the year ended December 31, 2018 was 54.53%, compared to a gross margin of 46.06% during the same period in 2017.

Administrative and Selling Expenses from continuing operations

2019 Compared to 2018

Administrative and selling expenses from continuing operations during the year ended December 31, 2019 totaled Ps.2,633 million, a 23.21% increase from Ps.2,137 million during the year ended December 31, 2018. This increase was primarily the result of:

1.
a Ps.234.04 million, or 59.35%, increase in taxes on bank account transactions as a result of the revenue increase during the year ended December 31, 2019; and

2.
a Ps.214.57 million, or 40.68%, increase in fees and compensation for services mainly due to (a) a Ps. 56.75 million increase in employee transportation, meal expenses and security services, among others, due to a price increase for such services, and (b) a Ps. 98.23 million increase in professional services related to financing activities.

2018 Compared to 2017

Administrative and selling expenses from continuing operations during the year ended December 31, 2018 totaled Ps.2.14 billion, a 31.53% increase from Ps.1,62 billion during the year ended December 31, 2017. This increase was primarily the result of:

1.
a Ps.182.88 million, or 86.49%, increase in taxes on bank account transactions as a result of the revenue increase during the year ended December 31, 2018; and

2.
a Ps.281.44 million, or 58.13%, increase in fees and compensation for services, plus maintenance expenses, mainly due to (a) a Ps. 21.66 million increase in employee transportation, meal expenses and security services, among others, due to a price increase for such services, (b) a Ps. 86.02 million increase in professional services related to financing activities and (c) a Ps.173.77 million increase in maintenance expenses.

Impairment of property, plant and equipment and intangible assets

2019 Compared to 2018

In 2019, we recorded a Ps. 4.4 billion impairment of property, plant and equipment and intangible assets charge, mainly related to a reduction in the assessed value-in-use of certain assets that exceeded their previously recorded book value, mainly related to our Brigadier López plant and intangible assets associated to it and some of the gas turbines that the company holds for potential new projects. Some of the factors that influenced this reduction were the limited useful life of these assets, the drop in the Company’s stock price, the current economic uncertainties, the conversion of the electric and power spot market tariff into Argentine pesos, and in the particular case of the Company’s gas turbines, the uncertainty about the feasibility of new projects that would enable the use of the acquired turbines. For more information, see Item 5.A. Operating Results - Critical Accounting Policies - Impairment of property, plant and equipment and intangible assets.

In 2018, we did not record any Impairment of property, plant and equipment and intangible assets charge.

2018 Compared to 2017

In 2018 and 2017, we did not record any Impairment of property, plant and equipment and intangible assets charge.

Other Operating Income from continuing operations

2019 Compared to 2018

Other operating income from continuing operations in the year ended December 31, 2019 totaled Ps.18.35 billion, a 9.77% decrease from Ps.20.34 billion in the year ended December 31, 2018. This decrease was primarily the result of:

1.
a Ps.5.63 billion, or 32.09%, decrease in foreign exchange gains from trade payables and receivables, net denominated in U.S. dollars mainly as a result of: (a) a 58.86% devaluation of the peso with respect to the U.S. dollar in 2019, which was offset by an inflation rate of 53.83% during 2019, while during 2018 the foreign exchange rate increased 102.2% and the inflation rate was 47.64%, and (b) a decrease in trade payables and receivables, net denominated in U.S. dollars (which totaled US$492.70 million as of December 31, 2019, as compared to US$562.54 million of net trade payables and receivables as of December 31, 2018).
2.
A Ps.3.94 billion, or 157.69%, increase in interests from trade payables and receivables, mainly as a result of the increase in our revenues from continuing operations due to the reasons mentioned above.

2018 compared to 2017

Other operating income from continuing operations in the year ended December 31, 2018 totaled Ps.20.34 billion, a 1,321.72% increase from Ps.1.43 billion in the year ended December 31, 2017. This increase was primarily the result of:

1.
a Ps.17.37 billion or 9,671.80% increase in foreign exchange gains from trade payables and receivables, net denominated in U.S. dollars mainly as a result of: (a) a 102.16% devaluation of the peso against the U.S. dollar in the year ended December 31, 2018 (calculated at the exchange rate as of December 31, 2018 compared to the exchange rate as of December 31, 2017), while the inflation rate during 2018 was 47.64%, compared to a 17.36% devaluation of the peso against the U.S. dollar in the year ended December 31, 2017 (calculated at the exchange rate as to December 31, 2017 compared to the exchange rate as of December 31, 2016) while the inflation rate during 2017 was 24.80%, and (b) an increase in trade payables and receivables, net denominated in U.S. dollars (which totaled US$547.86 million as of December 31, 2018, as compared to US$35.30 million of net receivables as of December 31, 2017).

Other Operating Expenses from continuing operation

2019 Compared to 2018

Other operating expenses from continuing operations in the year ended December 31, 2019 totaled Ps.270.75 million, a 32.45% increase from Ps.204.41 million in the year ended December 31, 2018. This increase was primarily the result of an increase of Ps. 223.89 million in charges related to the discount on tax credits, which was partially offset by a Ps.131.68 million decrease in charges related to the provision for lawsuits and claims.

2018 Compared to 2017

Other operating expenses from continuing operations in the year ended December 31, 2018 totaled Ps.204.41 million, a 5.18% decrease from Ps.215.58 million in the year ended December 31, 2017. This decrease was primarily the result of a decrease of Ps.20.26 million in provision for lawsuits and claims, and was partially offset by an increase of the result of Ps. 5.38 million for impairment of material and spare parts.

Operating Income from continuing operations

2019 Compared to 2018

For the reasons explained above, operating income from continuing operations in the year ended December 31, 2019 totaled Ps.28.05 billion, a 40.21% decrease from Ps.46.91 billion in the year ended December 31, 2018. This is mainly explained by a Ps.4.04 billion increase in impairment of property, plant and equipment and intangible assets and due to a decrease in CVO receivables registered as of December 31, 2018.

2018 Compared to 2017

For the reasons explained above, operating income from continuing operations in the year ended December 31, 2018 totaled Ps.46.92 billion, a 630.79% increase from Ps.6.41 billion in the year ended December 31, 2017. This is mainly explained by net foreign exchange difference.

Finance Income from continuing operations

2019 Compared to 2018

Finance income from continuing operations in the year ended December 31, 2019 totaled Ps.3.60 billion, a 2.65% increase from Ps.3.51 billion in the year ended December 31, 2018. This increase was primarily the result of:

1.
a foreign exchange difference totaling Ps.2.31 billion in the year ended December 31, 2019, compared to Ps.2.05 billion in the year ended December 31, 2018; and
2.
an increase in net income on financial assets at fair value through profit or loss, totaling Ps.1.26 billion in the year ended December 31, 2019, compared to Ps.785.70 million in the year ended December 31, 2018, due to an increase in financial assets bearing interest;
3.
which was partially offset by a Ps.594.37 million decrease in net income on disposal of financial assets at fair value through other comprehensive income (net of amounts corresponding to turnover tax).

2018 Compared to 2017

Finance income from continuing operations in the year ended December 31, 2018 totaled Ps.3.51 billion, a 46.28% increase from Ps.2.40 billion in the year ended December 31, 2017. This increase was primarily the result of:

1.
a foreign exchange difference totaling Ps.2.05 billion in the year ended December 31, 2018, compared to Ps.103.04 million in the year ended December 31, 2017; and
2.
an increase in net income on financial assets at fair value through profit or loss, totaling Ps.785.70 million in the December 31, 2018, compared to Ps.171.54 million in the year ended December 31, 2017, due to an increase in financial assets bearing interest;
3.
which was partially offset by:

a Ps.1162.39 million, or 66.17%, decrease in net income on disposal of financial assets at fair value through other comprehensive income (net of amounts corresponding to turnover tax).

Finance Expenses from continuing operations

2019 Compared to 2018

Finance expenses from continuing operations in the year ended December 31, 2019 totaled Ps.15.92 billion, a 64.30% increase from Ps.9.69 billion in the year ended December 31, 2018. This increase was primarily the result of foreign exchange differences on loans and borrowings which amounted Ps.12.03 billion in the year ended December 31, 2019, a 64.14% increase compared to Ps.7.33 billion in the year ended December 2018, and an increase in interest on loans, totaling Ps.3.21 billion in the year ended December 31, 2019, compared to Ps.2.27 billion in the year ended December 31, 2018, driven by an increase in financial loans.

2018 Compared to 2017

Finance expenses from continuing operations in the year ended December 31, 2018 totaled Ps.9.69 billion, a 424.79% increase from Ps.1.85 billion in the year ended December 31, 2017. This increase was primarily the result of foreign exchange differences on loans and borrowing which amounted Ps.7.32 billion in 2018, a 5,806.43% increase compared to Ps. 124.07 million in 2017.

Share of the Profit of Associates from continuing operations

2019 Compared to 2018

Share of the profit of associates from continuing operations in the year ended December 31, 2019 totaled Ps.1.11 billion, a 32.63% decrease from Ps.1.65 billion in the year ended December 31, 2018. This decrease was primarily the result of (a) a profit of Ps.1.02 billion from our interest in Ecogas through IGCE, DGCE and IGCU in the year ended December 31, 2019, as compared to Ps.1.56 billion in the year ended December 31, 2018 and (b) a loss of Ps.6.70 million from our interest in TGM in the year ended December 31, 2019, due to weak demand for its natural gas transportation services, as compared to a loss of Ps.4.04 million in the year ended December 31, 2018.

2018 Compared to 2017

Share of the profit of associates from continuing operations in the year ended December 31, 2018 totaled Ps.1.65 billion, a 8.42% decrease from Ps.1.80 billion in the year ended December 31, 2017. This decrease was primarily the result of (a) a profit of Ps.1.55 billion from our interest in Ecogas through IGCE, DGCE and IGCU in the year ended December 31, 2018, as compared to Ps.1117.93 million in the year ended December 31, 2017, due to an increase in these companies’ revenues from increases in tariffs effective October 2016 and April 2017, and (b) a loss of Ps.4.05 million from our interest in TGM in the year ended December 31, 2018, due to weak demand for its natural gas transportation services, as compared to a profit of Ps.582.12 million in the year ended December 31, 2017, due to the settlement by which YPF agreed to pay TGM, without recognizing any facts or rights, US$114 million in order to end TGM’s claim against YPF (for further information, see “Item 4.B. Business Overview—Our Affiliates—Transportadora de Gas del Mercosur S.A. (TGM)”).

Income Tax from continuing operations

2019 Compared to 2018

Income tax from continuing operations in the year ended December 31, 2019 totaled Ps.5.75 billion, a 43.45% decrease from Ps.10.16 billion in the year ended December 31, 2018. This decrease was primarily the result of decreased taxable income in the year ended December 31, 2019. Our effective tax rate for 2019 and 2018 was 39.88% and 28.09%, respectively.

Law 27,468 also substituted the wholesale price index (“WPI”) for the CPI as the index to benchmark tax indexation, and modified the standards for triggering the tax indexation procedure. In addition, Law 27,468 provides that during the first three years beginning on January 1, 2018, tax indexation will be required if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. The Solidarity Law amended the periods which the tax indexation should be allocated. According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019, shall be charged one sixth (1/6) in that fiscal year and the remaining five sixths (5/6), in equal parts, in the next five fiscal years. For 2019, we recorded a net loss of Ps.426 million in our Income Tax line item of our Statement of Income regarding the application of the above-mentioned tax inflation adjustment.

2018 Compared to 2017

Income tax from continuing operations in the year ended December 31, 2018 totaled Ps.10.15 billion, a 510.85% increase from Ps.1.66 billion in the year ended December 31, 2017. This increase was primarily the result of increased taxable income for the period. Our effective tax rate for 2018 and 2017 was 28.09% and 19.47%, respectively.

Net Income for the Year from continuing operations

2019 Compared to 2018

For the reasons described above, net income from continuing operations for the year ended December 31, 2019 totaled Ps.8.66 billion, a 66.70% decrease from Ps. 26.01 billion in the year ended December 31, 2018.

2018 Compared to 2017

For the reasons described above, net income from continuing operations for the year ended December 31, 2018 totaled Ps.26.01 billion, a 278.18% increase from Ps.6.88 billion in the year ended December 31, 2017.

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

2019 Compared to 2018

There was no income after tax for the year from discontinued operations in the year ended December 31, 2019.

2018 Compared to 2017

Income after tax for the year from discontinued operations in the year ended December 31, 2018 totaled Ps.424.85 million, a 65.10% decrease from Ps.1.22 million in the year ended December 31, 2016. This decrease was primarily the result of. the La Plata Plant Sale to YPF EE, effective as of January 5, 2018.

See “Item 4.A. History and development of the Company—La Plata Plant Sale” and Note 21 to our audited consolidated financial statements.

Net Income for the Year

2019 Compared to 2018

For the reasons described above, net income for the year ended December 31, 2019 totaled Ps.8.66 billion, a 67.24% decrease from Ps.26.44 billion in the year ended December 31, 2018.

2018 Compared to 2017

For the reasons described above, net income for the year ended December 31, 2018 totaled Ps 26.44 billion, a 226.57% increase from Ps.8.09 billion in the year ended December 31, 2017.

Item 5.B Liquidity and Capital Resources

As of December 31, 2019, we had cash and cash equivalents of Ps.1.49 billion, and other current financial assets of Ps.7.70 billion. See Note 16 and 14.8 to our audited consolidated financial statements.

Our primary sources of liquidity have been cash flows from operating activities, cash flows from the proceeds of the sale of our temporary investments, cash flows from loans and other financing agreements (mainly with CAMMESA) and financing provided by equipment suppliers or service providers.

Our receivables from CAMMESA also are an important source of liquidity for us. As of December 31, 2019, our receivables from CAMMESA totaled Ps.38.05 billion.

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

Our loans and other borrowings contain customary covenants for facilities of each type, including: (i) certain limitations on consolidations, mergers and sales of assets; (ii) restrictions on incurring additional indebtedness; (iii) restrictions on paying dividends; (iv) limitations on making capital expenditures and (v) restrictions on the incurrence of liens. Certain events of default and covenants are subject to certain thresholds and exceptions. For the description on the covenants and more information about each of the loans, please see Item 5.B Liquidity and Capital Resources - Indebtedness. We do not expect these restrictions to have a material impact on our ability to meet our cash obligations. As of the date of this annual report, we are in compliance with all of our debt covenants.

Our projects under construction are being developed with equity from Central Puerto and its subsidiaries, and, in the case of the wind farm La Genoveva II, the unused proceeds from the IFC loan, totaled approximately US$59.72 million as of December 31, 2019.

The Company does not discard the option to pursue potential financing alternatives, if the conditions are favorable.

As of the date of this annual report, we also have uncommitted lines of credit with commercial banks, totaling approximately Ps. 8.50 billion.

We believe that our sources of liquidity, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future. However, any further deterioration of the current economic situation may result in a deterioration of the Company’s finances, in a context of lack of access or substantial reduction of credit availability in the financial markets, which could affect our financial condition and results of operation. See “Item 3.D Risk Factors— Risk Relating to Our Business —The novel coronavirus could have an adverse effect on our business operations and financial conditions”

Receivables from CAMMESA

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

Following the commercial authorizations granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly payments of the receivables relating to the sale of electric power to CAMMESA from January 2004 through December 2007. As of December 31, 2019, the balance owed to us under the FONINVEMEM arrangement relating to the sale of electric power to CAMMESA from 2004 through 2007 totaled US$4.08 million. During the year ended December 31, 2019, we received Ps. 1.13 billion (US$20.27 million in U.S. dollar-denominated payments) in principal and interest for these receivables (including VAT).

The CVO combined cycle plant became operational on March 20, 2018. As of December 31, 2019, the CVO “LVFVD 2008-2011 receivables” totaled Ps.24.249 billion.

After the CVOSA power plant became operational, in the case of receivables accrued between 2008 and September 2010, the amount due was converted into U.S. dollars at the exchange rate effective at the date of the CVO Agreement (i.e., November 25, 2010), which was Ps.3.97 per U.S. dollar. Additionally, certain receivables that accrued after September 2010 and that were also included in the CVO Agreement, were converted into U.S. dollars at the exchange rate effective at the due date of each monthly sale transaction. The total estimated amount due is US$548 million plus accrued interests after the CVO Commercial Approval. As a result of the conversion of the LVFVD into U.S. dollars detailed in the previous paragraph, we had a one-time income, before income tax, in relation to the interest and the effect of the adjustment of the LVFVD 2008-2011 receivables to US dollars as of March 20, 2018, of Ps.16,948 million, measured in current unit as of December 31, 2019 (or Ps. 7,959 million, expressed in nominal terms), which was recognized by us in the consolidated income statement for the year ended December 31, 2018. under “CVO receivables update”. The U.S. denominated monthly payments under the CVO Agreement are payable in pesos, converted at the applicable exchange rate in place at the time of each monthly payment.

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

The installments corresponding to the March 2018-December 2018 period amounted to US$78.15 million (including VAT, corresponding to installments 1 to 10) as of May 31, 2019. During June and July 2019, Central Puerto collected Ps. 2,562 million, in nominal terms (approximately US$58.41 million converted at the exchange rate Communication A 3500 quoted by the Central Bank as of the date of payment) and Ps.825 million, in nominal terms (approximately US$19.70 million converted at the exchange rate Communication A 3500 quoted by the Central Bank as of the date of payment), in both cases including VAT, related to the installments corresponding to the March-December 2018 period of the CVO agreement.

During 2019, we collected Ps. 8.45 billion in CVO receivables (including installments 1 to 10), measured in current amounts as of December 31, 2019. Subsequent installments (from installment No. 11) have been collected on their respective due dates.

Additionally, we held receivables in the form of LVFVD for the unpaid balances from CAMMESA relating to the sale of electric power to CAMMESA under the additional trust remuneration concept since 2012. On September 3, 2019, CAMMESA and Central Puerto (in accordance with a general offer made to all generators) entered into a final agreement to settle the LVFVD receivables balance. As a result, a 18% reduction of principal amount and accrued interest as of such date was achieved. Moreover, the Company waived any complaint related to such receivables. Pursuant to the agreement, during September 2019, the Company collected Ps. 1,815 million and booked a net profit of Ps. 3,912 million, which was recognized in “Interest earned from customers” under the item “Other operating income” of the 2019 annual consolidated income statement.

For more information regarding sales relating to additional trust remuneration and non-recurring maintenance, see “—Our Revenues—The Energía Base” and “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Scheme.” For more information regarding financings from CAMMESA, see “—Indebtedness—Borrowings and Prepayments by CAMMESA.”

Cash Flows

The following table sets forth our cash flows from our operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	(in thousands of Ps.)
	2019	2018	2017
Net cash flows provided by operating activities	11,973,825	5,701,068	5,634,370
Net cash flows used in investing activities	(27,904,309)	(7,799,802)	(5,047,600)
Net cash provided by (used in) financing activities	17,132,293	1,057,463	(525,780)
Increase (Decrease) in cash and cash equivalents, net	1,201,809	(1,041,271)	60,988

Net Cash Provided by Operating Activities
2019 Compared to 2018

Net cash provided by operating activities increased by 110.03% to Ps.11.97 billion for the year ended December 31, 2019, from Ps.5.70 billion for the year ended December 31, 2018. The increase was primarily driven by (i) increased revenues as a result of an increase in the exchange rate for 2019, which impacted directly on tariffs set in U.S. dollars, an increase in our revenues from sales under contracts and an increase in our revenues from steam sales; and (ii) an increase in interest collected from clients which amounted to Ps.4.83 billion in 2019 as compared to Ps.68.24 million in 2018. This was partially offset by an increase in the income tax paid in 2019, which amounted to Ps.9.68 billion, as compared to Ps.6.52 billion in 2018.

2018 Compared to 2017

Net cash provided by operating activities increased by 1.18% to Ps.5.71 billion for the year ended December 31, 2018 (which includes a net cash decrease of Ps.10.31 million from the La Plata plant, which was sold on February 8, 2018, with an effective date of January 5, 2018), from Ps.5.63 billion for the year ended December 31, 2017 (which includes Ps.1.21 billion from the La Plata plant, which was sold). The increase was primarily driven by increased revenues and other operating income, as a result of a higher average price per unit in our sales of energy and steam, mainly due to the price increases explained above in the section “Results of Operations—Results of Operations for the Years Ended December 31, 2018, 2017 and 2016—Revenues—2017 Compared to 2016,”. This was partially offset by (a) an increase in the income tax paid in 2018, which amounted to Ps. 6.46 billion, as compared to Ps. 1.85 billion in 2017, a non-cash increase in CVO receivables update (for more information see Note 14.1 of our audited consolidated financial statements) of Ps. 16.95 billion in 2018, and a non-cash gain in foreign exchange difference for trade receivables of Ps.17.54 billion in 2018 compared to a decrease of Ps. 179.52 million in 2017.

Net Cash Used in Investing Activities

2019 Compared to 2018

Net cash used in investing activities increased by 257.76% to Ps.27.90 billion for the year ended December 31, 2019, from Ps.7.79 billion for the year ended December 31, 2018. The increase was primarily driven by (i) an increase in payments for purchases of property, plant and equipment which amounted to Ps.17.50 billion primarily for the construction of the wind farms La Genoveva I, La Genoveva II, Manque, Los Olivos and La Castellana II and for the construction of the Luján de Cuyo and Terminal 6 San Lorenzo cogeneration plants as compared to payments and upfront payments of Ps.10.71 billion in 2018 primarily for the construction of the wind farms Achiras and La Castellana and for the construction of the Luján de Cuyo and Terminal 6 San Lorenzo cogeneration plants; and (ii) the acquisition of the Thermal Plant Brigadier López which amounted to Ps.8.47 billion.

2018 Compared to 2017

Net cash used in investing activities increased by 54.52% to Ps.7.80 billion for the year ended December 31, 2018, from Ps.5.05 billion for the year ended December 31, 2017. The increase was primarily driven by (i) an increase in payments for the purchases of property, plant and equipment which amounted to Ps.10.71 billion, primarily for the construction of the wind farms Achiras and La Castellana and for the construction of the Luján de Cuyo and Terminal 6 San Lorenzo cogeneration plants, as compared to payments and upfront payments of Ps.8.81 billion in 2017, primarily for the construction of the wind farms Achiras and La Castellana and a gas turbine for Luján de Cuyo, which was partially offset by (ii) proceeds from La Plata Plant Sale in the amount of Ps.962.85 million.

Net Cash provided by (Used in) Financing Activities

2019 Compared to 2018

Net cash provided by financing activities totaled Ps.17.13 billion for the year ended December 31, 2019, compared to Ps. 1.06 billion in net cash provided by financing activities during the year ended December 31, 2018. This variation was primarily driven by long-term loans received in the amount of Ps.20.73 billion in 2019, as compared to Ps.6.73 billion received in 2018. This was partially offset by an increase in interest and other financial costs paid in 2019, which amounted to Ps. 1.99 billion, as compared to Ps. 0.71 billion in 2018.

2018 Compared to 2017

Net cash provided by financing activities totaled Ps.1057.46 million for the year ended December 31, 2018, compared to Ps.525.78 million in net cash used in financing activities during the year ended December 31, 2017. This variation was primarily driven by (i) Ps.476.51 million contributions from non-controlling interests to CP Renovables in 2018, compared to Ps.765.72 million in 2017, (ii) dividends paid in the amount of Ps.2.18 billion in 2018 compared to a dividend of Ps.2.91 billion in 2017, (iii) Ps.1.58 billion received in 2017 from borrowings from CAMMESA for the maintenance of our units (in 2018 we have not received borrowings from CAMMESA), (iv) Ps.35.60 million short term loans paid in 2018, as compared to Ps.1.68 billion received in 2017 and (v) long-term loans received in the amount of Ps.6.73 billion in 2018, as compared to Ps.4.37 billion received in 2017.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
	(in thousands of Ps.)
	2019	2018	2017
Land and buildings	1,058,393	9,979	7,002
Electric power facilities	8,475,993	1,251,903	545,844
Gas turbines	–	295,286	2,087,255
Construction in progress	17,715,225	9,114,104	6,125,780
Other	62,547	33,899	56,118
Total	27,312,158	10,705,171	8,821,999

In the year ended December 31, 2019, we made total capital expenditures of Ps.27.31 billion, compared to Ps.10.71 billion in 2018. During these years, the main additions to fixed assets and land were in connection with proposed projects for the expansion of our installed capacity and the purchase of the Brigadier López plant. During the year ended December 31, 2019, our main capital expenditure was the acquisition of the Brigadier López plant, and the construction of the Luján de Cuyo and Terminal 6-San Lorenzo thermal projects, and the renewable projects La Castellana II, La Genoveva II, Manque and Los Olivos.

In the year ended December 31, 2018, we made total capital expenditures of Ps.10.71 billion, compared to Ps.8.82 billion in 2017. During these years, the main additions to fixed assets and land were in connection with proposed projects for the expansion of our installed capacity. During the year ended December 31, 2018, our main capital expenditure was for the construction of the Luján de Cuyo and Terminal 6 San Lorenzo cogeneration plants, while during the year ended December 31, 2017 our main capital expenditure was for the construction of the wind farms Achiras and La Castellana. See “—The State of Emergency of the Argentine Electricity Sector—Proposed Expansion of our Generating Capacity.”

We have funded our capital expenditures with proceeds from debt issuances and cash generated from our operations.

We expect to incur substantial expenses and capital expenditures as we continue to expand our installed capacity. We anticipate that our capital expenditures related to the projects under construction, Terminal 6-San Lorenzo thermal plant and La Genoveva I wind farm, will be approximately US$124 million to be disbursed during 2020. Other than the Loan Agreement from IFC for La Genoveva I described in this annual report (see “Item 5.B. Information of the Company—Indebtedness— Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.”), our expansion projects are being developed with equity from Central Puerto and its subsidiaries. However, we may explore alternative financing options if the conditions are favorable.

Additionally, capital expenditures estimated for our projects under development are approximately US$120 million for the expansion of the Brigadier López plant and US$12 million for the expansion of the El Puesto solar farm. However, due to the uncertainties mentioned in this report we cannot estimate when these capital expenditures will be made. Depending on the timing for the construction of these projects, we may finance these capital expenditures using cash flows from our operations and/or using external financing sources. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants.”

In the recent years we acquired four heavy-duty gas turbines, which are compatible with single-cycle or combined cycle installations. We are currently using one of them for the construction of the Terminal 6 San Lorenzo cogeneration plant. Additionally, we also acquired land in the Province of Buenos Aires, in a convenient location for fuel delivery and future potential connection to power transmission lines.

Equity interests in DGCU and DGCE

In addition to the expenditures on physical assets, on July 23, 2014, we executed agreements to purchase, directly and indirectly, subject to certain conditions, equity interests in DGCU and DGCE, jointly with an investment consortium. On January 7, 2015, all acquisition-related conditions established in the agreement were met, and the shares were transferred to us.

Taking into account both direct and indirect interests involved, we acquired (i) an interest equivalent to 21.58% of DGCU’s capital stock and (ii) an interest equivalent to 40.59% of DGCE’s capital stock.

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

At a meeting of our shareholders on December 16, 2016, in accordance with the strategic objective of focusing on assets within the energy industry, the shareholders considered a potential sale of our equity interests in Ecogas, but voted to postpone the decision. We are currently assessing various strategic opportunities regarding DGCU and DGCE, including a possible partial or total sale of our equity interest in them. On January 26, 2018, the shareholders of DGCE approved the admission of DGCE to the public offering regime in Argentina. On March 14, 2018, the Company authorized the offer of up to 10,075,952 common class B shares of DGCE, in a potential public offering authorized by the CNV, subject to market conditions. This authorization was encompassed within the February 23, 2018 authorization of the Board of Directors for the sale of up to 27,597,032 common B shares of DGCE. However, due to market conditions, DGCE shareholders decided to postpone the offer. On October 24, 2019, the CNV notified DGCE the cancellation of the authorization for the public offering.

Indebtedness

As of December 31, 2019, our total indebtedness was Ps.38.71 billion of which approximately 99.51% was denominated in U.S. dollars and the balance in pesos. The following table shows our indebtedness as of such dates:

	December 31,
	2019
	(in thousands of US$)	(in thousands of Ps.)
Current debt	134,011	8,025,892
Non-Current debt	512,394	30,687,277

Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of US$56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo project described in Note 22.7 to our audited consolidated financial statements. In accordance with the terms of the agreement, the loan accrues an annual interest equal to LIBOR plus 1.15% and it is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment, which occurred on October 5, 2019.

Pursuant to the loan agreement, among other obligations, Central Puerto has agreed to maintain a debt ratio of (a) as of December 31, 2019 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As of December 31, 2019, the Company has complied with that requirement.

On May 23, 2019 a first disbursement for the amount of US$43.7 million was received, and on July 26, 2019, a second disbursement for the amount of US$ 4.9 million was received. On August 23, 2019, interest was capitalized for US$0.3 million. On November 15, 2019, a third disbursement for the amount of US$4.3 million was received. Finally, on December 4 and 30, 2019, the fourth and fifth disbursements were received: for the amount of US$1.3 million and US$0.7 million, respectively. The expected disbursements for this loan were received for a total amount of US$ 55.2 million. As of December 31, 2019, the balance of this loan amounts to US$45.53 million, approximately equivalent to Ps. 2.73 billion.

Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for US$180 million to fund the acquisition of the Thermal Plant Brigadier López (See Note 19.10 to our audited consolidated financial statements), as well as to fund future capital expenditures and other expenses. Pursuant to the agreement, this loan accrues an adjustable annual interest rate based on LIBOR plus a (i) 5.50% from June 12, 2019 to, but excluding June 12, 2020; (ii) 6.0% from June 12, 2020 to, but excluding December 12, 2020; (iii) 6.5% from December 12, 2020 to, but excluding June 12, 2021; and (iv) 7.25% from June 12, 2021 to, but excluding December 12, 2021, and it is amortizable quarterly in 5 equal and consecutive installments beginning 18 months from the execution of the loan agreement.

Pursuant to the loan agreement, among other obligations, Central Puerto has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of US$500 million. As of December 31, 2019, the Company has complied with such obligations.

On June 14, 2019 the loan funds were fully disbursed. As of December 31, 2019, the balance of the loan amounts to US$178.17 million, approximately Ps.10.68 billion.

Brigadier López Financial Trust

On June 14, 2019 we purchased the Brigadier López Plant from IEASA. As part of the deal, Central Puerto replaced IEASA as the trustor of the Brigadier López Financial Trust Agreement. The trustee of the Brigadier López Financial Trust Agreement is BICE Fideicomisos.

Under the terms of the trust agreement, the financial debt accrues interest at an annual rate equal to the greater of (i) LIBOR plus 5% or (ii) 6.25%. BICE Fideicomisos as the trustee, is in charge of the administration, and pays such debt, using for that purpose the proceeds from certain components of the sales of Brigadier Lopez power plant that were assigned to the Brigadier López Financial Trust Agreement and are paid monthly directly by CAMMESA to the Brigadier López Financial Trust Agreement. Additionally, there is a reserve account, for a total amount equivalent to two monthly debt services. In case of insolvency of the Brigadier López Financial Trust, creditors have no recourse against the assets of Central Puerto other than the components of the sales of Brigadier Lopez power plant that were assigned to the Trust.

The financial debt balance of the trust as of March 25, 2020 (the last amortization date ) there are 29 instalments remaining to amortize and the financial debt balance amounts to US$117.64 million.

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

On June 4, 2018, CP La Castellana received a second disbursement for the remaining amount of US$20.050.000.

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

On September 20, 2018, the Achiras wind farm reached the commercial operation date. The Achiras “project completion date” is defined in the common terms agreement as the date in which the commercial operation date has occurred and certain other conditions have been met, which is expected to occur nine months after the commercial operation date. For further information on the Achiras project see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Proposed Expansion of Our Generating Capacity.”

On April 9, 2018, CP Achiras received a disbursement of US$50.700.000 for the total amount of the loan.

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

As of December 31, 2019, the balance under the CP Achiras and CP La Castellana Loans from the IIC—IFC Facilities was US$139.82 million, approximately equivalent to Ps. 8.37 billion as of that date.

Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a subsidiary of the Company, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for the construction of the wind Farm La Genoveva I, for a principal amount of US$76.1 million.

Pursuant to the terms of the agreement, the loan accrues interest at an annual rate equal to LIBOR plus 6.50%, and amortizes quarterly in 55 installments from November 15, 2020.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which Central Puerto completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the project reaches the project completion date) hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to the Guarantee Agreement, among other customary covenants for this type of facilities, Central Puerto has committed, until the project completion date, to maintain (i) a leverage ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, Central Puerto, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U.

As of December 31, 2019, the Company has met the requirements described in (i) and (ii) above.

On November 22, 2019, Vientos La Genoveva S.A.U. received a disbursement of US$76.1 million for the total amount of the loan.

As of December 31, 2019, the principal amount outstanding under such loan was US$74.33 million, approximately equivalent to Ps. 4.45 billion.

Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U. (wind farm La Castellana II)

On May 24, 2019, CPR Energy Solutions S.A.U. (subsidiary of the Company) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. to fund the construction of the wind farm “La Castellana II” for a principal amount of US$12.5 million.

According to the agreement, the loan accrues interest at an annual fixed rate equal to 8.5% during the first twelve months, and has a 0.5% step-up each year, up to 11% on the 61st monthly interest payment date, where it remains until maturity, and it is amortizable in 25 quarterly installments as from May 24, 2020. Other agreements and related documents, like the Collateral (in which Central Puerto totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by CPR Energy Solutions S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what happens first), guarantee agreements on shares, guarantee agreements on wind turbines, promissory notes and other agreements have been executed.

Pursuant to the Collateral, among other obligations, Central Puerto has agreed to maintain a debt ratio of no more than 3.75:1.00 until the date of completion of the project. In addition, Central Puerto, under certain conditions, agreed to make capital contributions, directly or indirectly, to subsidiary CPR Energy Solutions S.A.U. Moreover, Central Puerto has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over CPR Energy Solutions S.A.U. As of December 31, 2019, the Company has complied with such obligations.

On May 24, 2019 the loan was fully disbursed. As of December 31, 2019, the principal amount outstanding under such loan was US$12.40 million, approximately equivalent to Ps.742 million.

Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for the construction of the La Genoveva II wind farm for a principal amount of US$37.5 million.

According to the agreement, the loan accrues interest at an annual rate of LIBOR plus 5.95%, and amortizes in 26 quarterly installments beginning on April 23, 2020.

Other agreements and related documents, like the Collateral (in which Central Puerto totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U.
until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what happens first), guarantee agreements on shares and promissory notes have been signed, while guarantee agreements on wind turbines and direct agreements are in the process of being issued, as per the terms defined by the loan agreement.

Pursuant to the Collateral, among other obligations, Central Puerto has agreed, until the project termination date, to maintain a debt ratio of no more than 3.75:1.00. Moreover, Central Puerto, under certain conditions, agreed to make capital contributions to subsidiary Vientos La Genoveva II S.A.U. Moreover, Central Puerto has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over Vientos La Genoveva II S.A.U. As of December 31, 2019, the Company has complied with such obligations.

On July 23, 2019, the loan was fully disbursed. As of December 31, 2019, the principal amount outstanding under such loan was US$37.45 million, approximately equivalent to Ps.2.24 billion.

Banco Macro S.A. short-term loan

On October 25 and 28, the Company entered into a loan agreement with Banco Macro S.A. for an amount of Ps. 1 billion to be used in the commercial business of the Company.

Under the terms of the agreement, this loan accrues a variable three-month interest rate of “pure BADLAR” rate (in Spanish “BADLAR pura o sin corrección”), plus 10%; and has a bullet amortization in one year.

On October 28, 2019, the loan funds were completely disbursed. As of December 31, 2019, the balance of this loan amounts was Ps.1.12 billion.

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

We expect that our operating and financial performance in the future will benefit from the increases we expect in our power generation capacity. We have been awarded three wind farm projects under the RenovAr Program (Achiras with 48 MW of awarded electric capacity, La Castellana with 99 MW of awarded electric capacity and La Genoveva I with 86.6 MW of awarded electric capacity) and two co-generation projects (Terminal 6 San Lorenzo with an awarded electric capacity of 330 MW and 317 MW for the winter and summer, respectively, and Luján de Cuyo with an awarded electric capacity of 93 MW and 89 MW for the winter and summer, respectively). Two of our wind farms, Achiras and La Castellana, commenced their operations in September and August 2018, respectively and the Luján de Cuyo cogeneration project commenced operations during October 2019. As of the date of this annual report, due to the uncertainties mentioned in this report (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants) the CODs for the Terminal 6 San Lorenzo cogeneration project (scheduled for September 2020) and La Genoveva I wind farm (scheduled for May 2020) are expected to be delayed. The development of new projects involves risks and we cannot assure you that these projects will commence operations on time and on budget, nor can we assure you that these projects will perform as expected. For a description of these awarded projects and of our expected capital expenditures in connection with them, see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Proposed Expansion of Our Generating Capacity”. Additionally, on July 2019, September 2019, December 2019/January 2020/March 2020, and February 2020, the wind farms La Castellana II (developed by CP Energy Solutuons S.A.U.), La Genoveva II (developed by Vientos La Genoveva II S.A.U.), Manque (CP Manque S.A.U.), and Los Olivos (CP Los Olivos S.A.U.), respectively, reached their COD. As of the date of this annual report, we have already entered into long-term PPA contracts with private customers for 100% of the estimated energy generation capacity of our term market renewable energy projects developed under Resolution No. 281-E/17 regulatory framework. (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). On June 14, 2019, Central Puerto, in the context of a local and foreign public tender called by IEASA, which had been awarded to the Company, purchased the Brigadier López Plant which was transferred on that date. The Brigadier López Plant currently has a Siemens gas turbine of 280.5 MW. According to the tender specifications and conditions, it is expected to supplement the gas turbine with a boiler and a steam turbine to reach the closing of the combined cycle, which will generate 420 MW in total. The works for the closing of the combined cycle are pending.

The following new projects have their prices set in US dollars, providing a protection against the depreciation of the argentine currency: a) plants under RenovAR regulatory framework, La Castellana I, Achiras, and La Genoveva I (currently under construction), b), Terminal 6-San Lorenzo (currently under construction) and the new cogeneration of the Luján de Cuyo plant under Res. 287/17, and c) the Brigadier López plant, have PPAs with CAMMESA. The steam sales from the units, Terminal 6-San Lorenzo (currently under construction) and the new cogeneration of the Luján de Cuyo plant under Res. 287/17, have long term contracts with private offtakers. Furthermore, the PPAs under the MATER regulatory framework, La Castellana II, Manque, Los Olivos, and La Genoveva II, also have PPAs with private offtakers.

However, due to the effects of the COVID-19 outbreak, we expect delays in the COD of our projects currently under construction (Terminal 6-San Lorenzo and La Genoveva I). For more information see “Item 3.D Risk Factors— Risk Relating to Our Business —The novel coronavirus could have an adverse effect on our business operations and financial conditions”. Furthermore, several factors have affected our plans for the projects currently under development, Brigadier López and El Puesto: a) the effects of the outbreak of COVID-19, b) the economic recession in Argentina, c) the decrease in demand of electric energy, d) the lack of available financing, and e) the reduction in the prices of electric energy for power units under Energía Base beginning in February 2020 (Res. 31/20, among others. The same factors may reduce the possibility of new expansion projects and opportunities, for which the company has purchased three gas turbines and 130 hectares of land in the north of the Province of Buenos Aires. Item 5.A Operating Results—Factors Affecting our Results from Operations— Proposed Expansion of Our Generating Capacity.

In terms of energy tariffs, the Argentine Government has announced that it will maintain the energy tariffs without changes until June 2020. We believe that the possibility to see changes in these tariffs in order to cut off subsidies and narrow the gap between the whole price of generating electric energy and the price paid by the demand after that date is highly dependent on the outcome of the COVID-19 pandemic crisis, and the path of the recovery of economic activity after the Quarantine measures are lifted. In February 2020, Energía Base tariffs were reduced significantly by Res. 31/20 compared to the tariffs in effect at the beginning of the year, and prices for this segment were set in Argentine pesos. Although Res. 31/20 included a monthly update mechanism taking into account a mix between CPI and WPI, on April 8, 2020, we’ve learned that the Secretary of Energy may have instructed CAMMESA to postpone until further notice the application of Annex VI, related to the price update mechanism described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”. Accordingly, CAMMESA did not apply the price update mechanism for the March 2020 monthly payments under Energy Base.

The changes made to the Enegía Base Regulatory Framework may help the Argentine Government’s fiscal deficit reduction, since it may reduce the subsidies needed for the sector. We have no control over these tariffs and cannot assure that the Argentine Government will restore term market sales under contracts for conventional energy. See “Item 3.D. Risk Factors—Risks Relating to the Electric Power Sector in Argentina—The Argentine Government has intervened in the electric power sector in the past, and is likely to continue intervening” and “Item 3.D.—Risk Factors—Risks Relating to Our Business—Our results depend largely on the compensation established by the Secretariat of Electric Energy and received from CAMMESA”.

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

A substantial portion of our remuneration is currently based on fixed capacity and not generation levels. For 2020 CAMMESA expects that electricity demand in Argentina will decrease due to the COVID-19 pandemic crisis and the Quarantine, following a 3.1% decrease in 2019. The operation of our various units involves risks and we cannot assure you that we will achieve the same performance achieved in the past, in the future. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants.” and “Item 3.D.—Risk Factors—Risks Relating to the Electric Power Sector in Argentina—Our power plants are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance”.

Additionally, we expect that our steam production, which was affected by the La Plata Plant Sale, and may be affected by Terminal 6-San Lorenzo COD delays, originally scheduled for September 2020, will recover in 2020, given that our Lujan de Cuyo plant started operations in October 2019.

The concession for our hydro plant expires in December 2023 and we believe that we are well-positioned to achieve the extension of this concession. However, since the HPDA Concession Agreement does not contain a clause for an automatic renewal, we cannot assure you that we will achieve the extension of the concession or be awarded with a new concession, for our operation of the Piedra del Águila plant (“Item 3.D.—Risk Factors—Risks Relating to Our Business—The non-renewal or early termination of the HPDA Concession Agreement would adversely affect our results of operations”).

Regarding the collections from CAMMESA, from September 2016 to November 2017 CAMMESA has paid without delays, and since then, there were periods in which CAMMESA experienced delays in paying (for more information on the duration of these delays see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk”). For example, for the monthly transaction related to Energía Base and thermal PPAs of December 2019, with due date on February 12, 2019, we collected 20.40% on February 28, 2020, 45.26% on March 11, 2020, 11.56% on March 19, 2020, 12.47% on March 27, 2020 and the rest on April 8, 2020. For these delays, we are entitled to receive interests from CAMMESA. Payments related to PPAs under the Renovar Regulatory Framework have not suffered delays. CAMMESA may once again be unable to make payments to generators both in respect of energy dispatched and generation capacity availability on a timely basis or in full, which may substantially and adversely affect our financial position and the results of our operations.

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

During June and July 2019, Central Puerto collected Ps.2,562 million, in nominal terms (approximately US$58.41 million converted at the exchange rate Communication A 3500 quoted by the Central Bank as of the date of payment) and Ps.825 million, in nominal terms (approximately US$19.70 million converted at the exchange rate Communication A 3500 quoted by the Central Bank as of the date of payment), in both cases including VAT, related to the installments corresponding to the March-December 2018 period of the CVO agreement.

During 2019, we collected Ps. 8.45 billion in CVO receivables (including installments 1 to 10), measured in current amounts as of December 31, 2019. Subsequent installments (from installment No. 11) have been collected on their respective due dates.

In terms of our main costs, on November 7, 2018, pursuant to Res. SEE 70/18, the Argentine Government authorized generators to purchase their own fuel for assets under the Energía Base Regulatory framework. However, prior commitments assumed by generators with CAMMESA for energy supply contracts are not altered by this new regulation. If generation companies opted to take this option, CAMMESSA will value and pay the generators their respective fuel costs in accordance with the Variable Costs of Production (CVP) declared by each generator to CAMMESA.

In accordance to Res. SEE 70/18, in November 2018, we started purchasing fuel for our Luján de Cuyo combined cycle, and in December 2018, for all our thermal units. During 2019 we were able to obtain a positive gross margin on these fuel purchases since we were able to benefit from better fuel prices than the reference pass-through values provided by CAMMESA, given our scale as one of the largest private sector power companies in Argentina, as measured by generated power, according to data from CAMMESA, and the diverse and strategic location of our power sector assets (see “Item 4.A. History and development of the Company—Our Competitive Strengths”).

On December 27, 2019, the Ministry of Productive Development issued Resolution MDP No. 12/2019, repealing Resolution SGE No. 70/2018 and restoring Art. 8 of Res. SE 95/2013. Beginning January 2020, CAMMESA became the only fuel supplier for generation companies, except for (i) thermal units that had prior commitments with CAMMESA for energy supply contracts with their own fuel management and (ii) thermal units under the Energía Plus regulatory framework, authorized under Resolution SE No.1281/05 to supply energy to large private users.

We also assume an increase in our number of employees related to our new projects, but we believe that salaries will remain in line with current levels. We cannot assure you that our operating or other costs will not increase at higher rates. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Government measures, as well as pressure from labor unions, could require salary increases or added benefits, all of which could increase companies’ operating costs”, “Item 3.D.—Risk Factors—Risks Relating to the Electric Power Sector in Argentina—We operate in a heavily regulated sector that imposes significant costs on our business, and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations” and “Item 3.D.—Risk Factors—Risks Relating to Our Business—Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, liquid fuel.”

Item 5.E Off-balance sheet arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangement as defined in Form 20-F not disclosed in our audited consolidated financial statements.

Item 5.F Contractual Obligations

Contractual Obligations

The table below identifies the principal amounts of our main contractual obligations from continuing operations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2019. Peso amounts have been translated from U.S. dollar amounts at the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina for wire transfers (divisas) on December 30, 2019 of Ps. 59.89 to US$1.00.

Payment and Purchase Obligations

Payments due by period
	Currency	Maturity	Total as of December 31, 2019	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
			(in thousands of Ps.)
Bank debt (1)	Pesos	Oct 2020	1,530,136	1,530,139	–	–	–
KFW Luján de Cuyo cogeneration Loan	U.S. dollars	Dec2024	1,818,142	295,059	735,940	701,741	85,402
Citibank N.A., JP Morgan and Morgan Stanley Brigadier Lopez Loan	U.S. dollars	Dec 2021	12,350,514	832,295	11,518,219	-	-
Brigadier López Financial Trust t	U.S. dollars	August 2022	8,008,966	3,145,332	4,863,634	-	-
IIC-IFC La Castellana Loan	U.S. dollars	Nov-2031	8,085,164	865,178	1,624,012	1,308,148	4,287,826
IIC-IFC Achiras Loan	U.S. dollars	Feb-2032	4,193,849	440,249	827,247	667,369	2,258,985
Banco Galicia La Castellan II Loan	U.S. dollars	May 2026	1,018,732	157,007	315,787	273,874	272,064
Banco Galicia La Genoveva II loan	U.S. dollars	May 2026	2,914,308	477,067	933,946	794,943	708,352
IFC La Genoveva I Loan	U.S. dollars	May 2034	7,866,841	478,648	1,336,270	1,084,135	4,967,787
Maintenance contracts thermal plants (long-term service agreements)(2)	U.S. dollars	Varies	9,165,503	996,238	2,231,105	2,931,572	3,006,589
Wind Farms’ Operation and Maintenance contracts (2)	U.S. dollars	Varies	2,588,399	231,799	706,400	716,780	933,419
Natural gas contracts(3)	U.S. dollars		86,202,026	1,860,254	14,394,709	13,378,140	56,568,923
Gas transmission and distribution contracts(4)	Pesos and U.S. dollars	Varies	38,640,630	154,955	4,840,014	3,167,479	29,478,183
Provincial fees and royalties(5)	Pesos	Dic-2023	2,421,232	414,530	1,175,673	831,029	-
Construction of Renewable Energy projects	U.S. dollars	Varies	5,248,528	5,248,528	–	–	–
Construction of San Lorenzo Terminal 6 and Luján de Cuyo plants	U.S. dollars	Varies	16,393,494	4,867,821	11,525,674	–	–
Long-term benefits to employees	Pesos	Varies	229,279	55,949	27,357	23,347	122,625

(1)  Mainly short-term loan with Banco Macro that amounts to Ps. 1,526 million in principal and interest.
(2)  The General Electric combined cycle maintenance contract expires on December 31, 2024; the Siemens combined cycle (Luján de Cuyo) maintenance contract expires on September 30, 2024; the new Luján de Cuyo cogeneration unit maintenance contract expires on October 31, 2034, the Terminal 6 San Lorenzo cogeneration unit maintenance contract expires 15 years after the start of the commercial operation, which was expected to occur in May 2020 the Achiras and La Castellana maintenance contract expires in September 2028; the La Genoveva II maintenance contract expires in October 2024; the La Genoveva I, La Castellana II, Manque and Los Olivos maintenance contract expires after 5 years of the provisional acceptance certificate. Due to the outbreak of COVID-19, and the measures adopted by the government to contain it, the project is expected to be delayed. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants. The amounts listed above depend, in part, on the generation of the applicable machinery and the type of fuel used, and we have made certain assumptions with respect to these factors, among others, utilizing models and software provided by CAMMESA, for purposes of estimating the amounts included in the table above.
(3)  We have a contract for the purchase of natural gas for the new Luján de Cuyo cogeneration unit that expires in October, 2034, and a contract for the purchase of natural gas for the Terminal 6 San Lorenzo that expires in September 2035. The amounts listed above depend, in part, on the generation of the applicable machinery and the type of fuel used, and we have made certain assumptions with respect to these factors, among others, utilizing models and software provided by CAMMESA, for purposes of estimating the amounts included in the table above.
(4)  The amounts listed above depend, in part, on the generation of the applicable machinery, and we have made assumptions with respect to this factor, among others, utilizing models and software provided by CAMMESA, for purposes of estimating the amounts included in the table above.
(5)  Based on our internal estimates of the electric power generated by the Piedra del Águila plant, with expected future water flows.

Sales Obligations

The table below identifies the principal amounts of our main sales obligations from continuing operations and corresponding payments due to us as of December 31, 2019 and the breakdown of when payments are due. The below obligations are not derived from the Energía Base. With respect to electric power sales, we agree to supply power to customers or purchase the energy for the customer. With respect to steam sales, we agree to provide a certain volume of energy production per hour (except during scheduled maintenance). In the event we cannot offer the agreed upon volume of energy in connection with our steam sales, we must pay penalties. Electric power sales and steam sales are denominated in U.S. dollars and were converted into pesos below at Ps.59.89 to US$1.00, which was the exchange rate quoted by the Banco de la Nación Argentina for U.S. dollars for wire transfers (divisas) as of December 30, 2019.

	Expected revenue by period
	Total at December 31, 2019	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands of Ps.)
Electric power sales(1)	89,635,744	3,233,954	8,277,463	8,153,201	69,971,125
Steam sales(1)	30,069,533	1,136,353	4,241,766	4,096,052	20,595,362
Total	119,705,277	4,370,307	12,519,229	12,249,253	90,566,487

(1)  Prices are generally determined by agreements or formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these sales obligations for purposes of the table are based on current market prices as of December 31, 2019, and expected generation and demand estimated at that date, and may not reflect actual future prices of these commodities, or the real demand. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only, and are fixed for the entire period. The amounts above are based on internal estimates of demand from our customers, based on prior years, and they do not include the agreements for the sale of energy entered into after December 31, 2019.

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

The latest election relating to our Board of Directors took place at the ordinary shareholders’ meeting held on April 30, 2019.

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

The following table sets forth the current composition of our Board of Directors:

Name	Title	Date of first appointment to the board	Date of expiration of current term	Date of birth
Osvaldo Arturo Reca	Chairman ofthe Board	April 5, 2011	December 31, 2019	December 14, 1951
Jorge Anibal Rauber	Vice-Chairmanof the Board	April 27, 2018	December 31, 2019	July 18, 1969
Miguel Dodero*	Director	September 21, 2015	December 31, 2019	February 16, 1955
José Luis Morea*	Director	April 30, 2019	December 31, 2019	October 19, 1954
Juan José Salas*	Director	September 21, 2015	December 31, 2019	February 23, 1960
Diego Gustavo Petracchi	Director	April 27, 2018	December 31, 2019	July 17, 1972
Tomas Peres	Director	April 27, 2018	December 31, 2019	December 31, 1983
Tomás José White*	Director	April 27, 2018	December 31, 2019	May 18, 1957
Cristián Lopez Saubidet	Director	April 15, 2009	December 31, 2019	September 26, 1974
Jorge Eduardo Villegas*	Director	April 28, 2017	December 31, 2019	January 9, 1949
Marcelo Atilio Suvá	Alternate Director	July 22, 2008	December 31, 2019	July 27, 1948
Oscar Luis Gosio	Alternate Director	July 11, 2007	December 31, 2019	August 17, 1954
Justo Pedro Sáenz	Alternate Director	April 10, 2008	December 31, 2019	May 2, 1958
Adrián Gustavo Salvatore	Alternate Director	April 27, 2018	December 31, 2019	April 26, 1967
Javier Alejandro Torre	Alternate Director	April 27, 2018	December 31, 2019	April 19, 1967
Rubén Omar López	Alternate Director	April 27, 2018	December 31, 2019	April 17, 1964
José Manuel Pazos	Alternate Director	September 21, 2015	December 31, 2019	September 14, 1971
Enrique Gonzalo Ballester*	Alternate Director	April 28, 2017	December 31, 2019	January 19, 1954
Juan Pablo Gauna Otero*	Alternate Director	April 28, 2017	December 31, 2019	October 10, 1976
Diego Federico Cerdeiro	Alternate Director	April 27, 2018	December 31, 2019	May 30, 1976
Pablo Javier Vega*	Alternate Director	September 21, 2015	December 31, 2019	September 29, 1972

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

Osvaldo Arturo Reca holds a degree in Engineering from the Universidad Católica Argentina. He also received an advanced degree in 1977 from North Carolina State University in the United States. He has been a member of our Board of Directors since 2011. From 1980 to 1984, he was a shareholder and director of Ingeniería de Avanzada S.A., a company engaged in the deployment of sanitary and gas facilities for housing developments. From 1984 to 1989, he served as general manager of Dufalp S.A., a leading company within the clothing industry (“Dufour” was its principal brand). From 1989 to 2002, Mr. Reca served as commercial, operating and planning manager of Alpargatas S.A., a leading company in the clothing and footwear industry. He then developed an agricultural project for cereal and oilseeds production. He also served as vice chairman of HPDA from 2012 to 2015 and as a director of Transportadora de Gas del Norte S.A., Edesur S.A. and PB Distribución S.A. In addition, he currently serves as chairman of the board of directors of DGCE, DGCU, IGCE and Energía Sudamericana S.A. He also serves as director of Coyserv S.A.

Jorge Anibal Rauber holds a degree in Electrical Engineering from the Universidad Nacional de la Plata and post-graduate degrees in Electrical Market Management from the Instituto Tecnológico de Buenos Aires (ITBA) and in Business from the Universidad Di Tella. From 2006 to 2012, Mr. Rauber worked as general manager of AES Argentina Generación S.A. From 2016 to 2017, he served as general manager of Subterráneos de Buenos Aires Sociedad del Estado.

Miguel Dodero holds a degree in Business Administration from the Universidad de Buenos Aires. He has been a member of our Board of Directors since 2015. He has previous work experience at Agencia Marítima Dodero S.A. and Compañía Argentina de Navegación Intercontinental S.A. He served as chairman of Dodero Inmobiliaria y Mandataria S.A. from 1990 to September 2014. Mr. Dodero has been chairman of M. Dodero Compañía de Servicios S.A. since 1989 and of Full Logistics S.A. since 2008, as well as a shareholder of both companies. In addition, he currently serves as a director of IGCE, DGCU and DGCE.

José Luis Morea holds a degree in Political Science from the Universidad Católica Argentina. He completed postgraduate studies in SME Management at IAE. Between 1980 and 1990 he held executive positions in communication companies, mainly in Editorial Atlántida and Videomega. From 1990 to 1995 he served as Executive Director in San Ciriaco, with operations in the agricultural sector, and later as General Manager of Espro S.A., a company dedicated to the production and export of agriculture products. From 1999 to 2001 he became General Manager of Tecnovital S.A., a fruit export company. In 2001, he founded North Bay Argentina S.A., a company in which he serves as Chairman and General Manager. North Bay S.A. has become one of the main blueberry exporters and producers in Argentina. Together with other partners, he created Servifrío Ezeiza SA, a logistics and cold storage company in which he serves as Director. He is also Director of North Bay Peru S.A. and of North Bay Produce Inc in the United States. He served in this group until 2013. In 2014 he joins La Gloriosa SA as Blueberries Project Manager, developing a high-tech enterprise in Virasoro, Corrientes, until December 2018. Between 2016 and 2018 he served as Director of Transportadora de Gas Cuyana. He has been a member of our Board of Directors since 2019.

Juan José Salas holds a degree in Engineering from the Universidad de La Plata. He has been a member of our Board of Directors since 2015. From 1983 to 1984, he completed postgraduate studies at the Instituto de Altos Estudios Empresariales. From 2010 to 2015, Mr. Salas has also served as operations and information systems manager of Autopistas del Sol S.A. Since 2016, he is a director of Transener S.A., and since 2017 he serves as highways’ operations director of Autopistas Urbanas S.A.

Diego Gustavo Petracchi holds a degree in Economics from the Universidad Católica Argentina and a Master in Science of Management (Sloan Program) from Stanford University. He is currently developing a project in the senior living (residences for adults) business. He is the founder and currently serves as Chief Executive Officer of Yugen S.A. From 2006 to 2015, he was a director of NDM Holding (Valle de las Leñas S.A.), a Company engaged in tourism, real state and agribusiness. He has also served as a director of Nieves de Mendoza S.A., Santa Rosa del Monte S.A., Rio Lobo S.A., Valles Mendocinos S.A. In addition, from 1995 to 2006, he worked in different positions, including Vice President, in Prefinex S.A., a company that provides financial advisory services.

Tomas Peres holds a degree in Business Administration from the Universidad de San Andrés. From 2007 to 2009 he worked in the audit department of KPMG. From 2009 to 2015 he worked at Ultrapetrol American Barge Line, first as bunker responsible, and then as chief of commercial planning. He currently serves as an advisor of the Ministry of Transport of the Republic of Argentina Director of Inversora de Gas del Centro S.A. and Energía Sudamericana S.A.

Tomás José White holds a degree in Accounting from the Universidad Católica Argentina. From 1977 to 1984 he served as director in several private companies in the construction industry, such as Bemba S.A., Sumarge S.A. and Din S.A. From 1996 to 1998 he also served as a director of Empresa Amanco SA. Since 2000 he is the chairman of Celestal SAIC. Since 2019 he owns interests and is the chairman of BEP SRL, a company involved in the plastic industry.

Cristian López Saubidet holds a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires (ITBA) and a Master’s degree in Business Administration from the University of California, Los Angeles. He has been a member of our Board of Directors since 2009. From 2005 to 2008, he worked for HSBC USA Inc. within the consumer loans and mortgages group. From 1998 to 2005, Mr. Saubidet worked as a consultant at Mckinsey & Co. Currently, he serves as director in many companies, including Patagonia Gold Corp, Agropecuaria Cantomi S.A., Plusener S.A., and San Miguel S.A., in which he has been member of the Executive Committee since 2014.

Jorge Eduardo Villegas holds a degree in law from the Universidad de Buenos Aires. Since his graduation, he has worked as a lawyer in the private sector, independently through his own law firm, Estudio Jorge Villegas & Asociados. Mr. Villegas also currently serves as the chairman of Agropecuaria Los Potros S.A.

Marcelo Suvá holds a degree in Economics from the Universidad Católica Argentina. He has served as alternate director of our Board of Directors since 2008. He was shareholder of Coinvest SA, a private equity company, as well as of MBA Banco de Inversiones S.A. (currently known as Lazard Argentina SA), a leading Argentine investment bank, where he was also member of its Board of Directors and took part in various M&A transactions. He also served as Director of HNQ. In addition, he serves as a manager and Director of RMPE, as an Alternate Director of IGCE SA, DGCU SA, DGCE SA, and as Chairman of the Board of RPM Gas SA, RPE Distribución SA and Hidro Distribución SA. He is also Chairman of the Governing Board at Universidad Austral.

Oscar Luis Gosio holds a degree in Accounting from the Universidad de Buenos Aires. He has served as alternate director of our Board of Directors since 2007. He is currently the principal partner at Gosio, Medina & Asociados, a company that provides audit, accounting and tax services. He is also the chairman and partner of Agropecuaria Huen Loo S.A. since 2008, a company engaged in the agriculture business, as well as the President of the Instituto de Hermanos Cristianos, which is focused on education (Colegio Cardenal Newman) since 2014. Mr. Gosio also serves as a director of Asociación Argentina de Criadores de Corriedale. In addition, he is syndic in several companies of the agriculture industry.

Justo Pedro Sáenz completed the “Advanced Management Program” at The Wharton School, University of Pennsylvania in the United States. He has served as alternate director of our Board of Directors since 2008. From 2007 to 2016, he served as administration and human resources manager of Central Puerto, and since 2016 he serves as administration manager of Central Puerto. From 2005 to 2007, he worked at Cima Investments in the new business area. From 2003 to 2005, he served as Chief Financial Officer of Banco de Servicios y Transacciones S.A. In 2002, he co-founded Idun Inversiones S.A. From 2000 to 2001, he held the position of partner and finance manager of Softbank Latin America Ventures, Venture Capital Fund. From 1984 to 2000, he worked at Merchant Bankers Asociados, MBA Banco de Inversiones and MBA Sociedad de Bolsa. He has been a partner of Merchant Bankers Asociados since 1992, which was affiliated with Salomon Brothers and the investment company of Nicholas Brady, former U.S. Secretary of Treasury. In addition, he currently serves as a director of Proener S.A.U., and as an alternate director of IGCE, DGCU, DGCE, CP Renovables S.A., CP Patagones S.A.U., CP Achiras S.A.U., CP La Castellana S.A.U., CPR Energy Solutions S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., CP Manque S.A.U. y CP Los Olivos S.A.U.

Adrián Gustavo Salvatore holds a degree in law from the Universidad de Buenos Aires and an MBA in a joint degree from the Universidad del Salvador (Argentina) and the Universidad de Deusto (Spain). From 1993 to 1997 he worked at the legal and regulatory department of ESEBA, where he was in charge of the process of privatizing the company. From 1997 to 2003, he worked as legal manager at COMESA, Comercializadora de Energía, and in 2003 he joined the law firm Bruchou, Fernández Madero, Lombardi & Mitrani, as part of their regulatory and public services department. He has worked in the regulatory department of Central Puerto since 2008, and he currently serves as Institutional Relations Director, also serves as a director in several companies such as Termoeléctrica Manuel Belgrano S.A. and Inversora de Gas del Centro S.A., as well as alternate director of Distribuidora de Gas Cuyana S.A. and Distribuidora de Gas del Centro S.A. He is also the chairman of Proener S.A.U., and vice-chairman of Termoeléctrica José de San Martín S.A., Central Vuelta de Obligado S.A. and Central Aimé Painé S.A.

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

Rubén Omar López holds a degree in Electrical Engineering from the Universidad Tecnológica Nacional. He also holds a postgraduate degree in Business Management from Universidad de Buenos Aires. From 2013 to 2019, he was our planning and regulation manager, from 2019 to April 2020 he was our Strategic Planning Director. Since April 2020, he is our Renewable Energy Manager. He has more than 30 years of experience in the utilities sector, where he has held different positions both in technical and commercial areas. In addition, he currently serves as director of EDESUR S.A. and Distrilec Inversora S.A. In addition, he has been a director in Compañía Administradora del Mercado Mayorista Eléctrico (CAMMESA) since 2015 to August 2019.

José Manuel Pazos holds a degree in law from the Universidad Católica Argentina. He also holds a postgraduate degree in Utilities’ Economic Regulation from the Universidad Austral. He has served as General Counsel, Head of Legal Area and alternate director of our Board of Directors since 2015. From 1997 to 2002, he served as lawyer of the Argentine Secretariat of Energy and Emprendimientos Binacionales S.A. (EBISA), and, from 2003 to 2014, he worked for the law firm, Bruchou, Fernández Madero & Lombardi. Between 2007 and 2008, he worked for Simpson Thacher & Bartlett LLP in New York. Currently he served as director of Termoleéctrica Manuel Belgrano S.A. and alternate director of Distrilec Inversora S.A., CP Renovables S.A., CP Achiras S.A.U., CPR Energy Solutions S.A.U., CP La Castellana S.A.U., CP Patagones S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., CP Manques S.A.U. y CP Los Olivos S.A.U.

Enrique Gonzalo Ballester holds a degree in Economics from the Universidad Católica Argentina and a Master of Science (MSc) of the University of London. From 1995 to 2016, he served as senior operator in the department of finance of Banco de Galicia y Buenos Aires S.A. Since 1990, he has served as director of various companies. He currently serves as an alternate director of Quenuma S.A., Lanceros Civicos S.A. and Guardia Cívica S.A.

Juan Pablo Gauna Otero holds a degree in Accounting from the Universidad Argentina JF Kennedy. In addition, he took graduate level courses in Executive Business Administration in IAE Business School, GIP program in strategy at Harvard Business School, GIP program in innovation (IESE University, New York) and holds a post-graduate degree from the University of Buenos Aires in administration and management of SMEs (small and medium-sized enterprises). From 1997 to 2002, he served as senior accountant of Banco Privado de Inversiones. From 2003 to 2009, he served as finance manager of Big Bloom SA (Wanama and John L Cook). From 2010 to 2012, he served as finance manager of BTM Argentina. He is currently a member of the boards of directors of the following companies: Patagonia Gold S.A. (mining), Minera Minamalu S.A. (mining), Cheyenne S.A. (air taxi services), Plusener S.A. (energy) and MB Holding S.A., Huemeles SA (mining), Leleque Explotación (mining), Agropecuaria Cantomi SA (Agriculture), Enter Bar Sa (polo club), Motion Ventures SAS (innovation & technology), as well as a syndic of Minera Aquiline Argentina S.A. and Delta del Plata S.A. In addition, Mr. Otero currently serves as accountant of Agropecuaria Cantomi S.A.

Diego Federico Cerdeiro holds a degree in Business Administration from the Universidad de San Andrés, a post-graduate degree in Finance of the same university and a MBA from the Wharton School of the University of Pennsylvania. From 1998 to 2005, he worked as senior credit officer at the branch of Bayerische Vereinsbank AG (now Unicredit) in Argentina. From 2007 to 2017 he worked in the United States at Morgan Stanley, McKinsey & Co., and served as CFO and Board Member of ChenMed, a fast-growing healthcare company. In 2017, Federico returned to Argentina as CFO of Biosidus and since 2018, he serves as CEO of a Family Office where he manages a portfolio of companies and investments.

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

Duties and Liabilities of Directors

Directors have the obligation to perform their duties with the loyalty and the diligence of a prudent businessperson. Under Section 274 of the Argentine Corporate Law, directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating any law or the bylaws or regulations, if any, and for any damage to these parties caused by fraud, abuse of authority or gross negligence. The following are considered integral to a director’s duty of loyalty: (i) the prohibition on using corporate assets and confidential information for private purposes; (ii) the prohibition on taking advantage, or allowing another to take advantage, by action or omission, of the business opportunities of the corporation; (iii) the obligation to exercise board powers only for the purposes for which the law, the corporation’s bylaws or the shareholders’ or the board of directors’ resolutions were intended; and (iv) the obligation to take strict care so that acts of the board do not go, directly or indirectly, against the corporation’s interests. A director must inform the board of directors and the Supervisory Committee of any conflicting interest he or she may have in a proposed transaction and must abstain from voting thereon.

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

During the annual ordinary shareholders’ meeting convened for April 30, 2020, the shareholders will consider the approval of the directors’ fees that amounted to a total of Ps.12,350,000 for services rendered in 2019, which were paid in 2019.

As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

Independence Criteria of Directors

In accordance with the provisions of Section 4, Chapter I, Title XII “Transparencia en el Ámbito de la Oferta Pública” and Section 11, Chapter III, Title II “Órganos de Administración y Fiscalización, Auditoría Externa” of the CNV rules, we are required to report to the shareholders’ meeting, prior to vote the appointment of any director, the status of such director as either “independent” or “non-independent.” At present José Luis Morea, Juan José Salas, Tomas José White, Jorge Eduardo Villegas, Gonzalo Ballester, Pablo Javier Vega, Juan Pablo Gauna Otero and Federico Cerdeiro are independent members of our Board of Directors according to the criteria established by the CNV, which may differ from the independence criteria of the NYSE and NASDAQ. See “—Audit Committee” for further details about independence requirements of the members of our Audit Committee at the time of the offering.

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

Senior Officers

The following table sets forth the current composition of our management team:

Name	Title	Date of first appointment to position	Date of Birth
Jorge Aníbal Rauber	CEO	2017	July 18, 1969
Fernando Roberto Bonnet(1)	COO	2010	March 23, 1977
Eduardo Nitardi	Engineering Director	2016	July 18, 1955
Alberto Francisco Minnici	Production and Combined Cycle Plant Manager	2015	April 14, 1965
José María Saldungaray	Fuel Supply Planning Manager	2014	February 18, 1967
Justo Pedro Sáenz(2)	Administration Manager	2007	May 2, 1958
José Manuel Pazos	General Counsel, Head of Legal Area	2015	September 14, 1971
Rubén Omar López	Renewable Energy Manager	2019	April 17, 1964
Gabriel Omar Ures	Commercial Manager	2018	December 31, 1978
Leonardo Marinaro	Legal Affairs Manager	2007	April 25, 1963
Javier Alejandro Torre	Human Resources Manager	2016	April 19, 1967
Adrián Gustavo Salvatore	Institutional Relations Director	2019	April 26, 1967
Martín Fernández Barbiero	Compliance and Internal Audit Manager	2009	April 28, 1971

(1) Mr. Bonnet continues to serve as the Company’s CFO until his replacement is appointed.

(2) From 2007 to 2016, he served as administration and human resources manager of Central Puerto, and since 2016 he serves as administration manager of Central Puerto.
The following are the academic and professional backgrounds of our senior management. The business address of each of the members of our senior management team is Avda. Thomas Edison 2701, Buenos Aires, Argentina.

Fernando Roberto Bonnet holds a degree in Accounting from the Universidad Nacional de Buenos Aires. In addition, from 2009 to 2010, he took a graduate level course in Executive Business Administration in IAE Business School, Universidad Austral. Since March 2020, he serves as the Chief Operating Officer of the company. He has served as CFO of our company since 2010 (position that he continues to hold until his replacement is appointed) and, from 2008 to 2010, he also served as tax manager. He served as tax manager of Ernst & Young Argentina. Mr. Bonnet currently serves as vice-chairman of Proener S.A.U. He currently serves as an alternate director of CP Renovables S.A., CP Achiras S.A.U., CPR Energy Solutions S.A.U., CP La Castellana S.A.U., CP Patagones S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., Central Aimé Painé S.A., CP Manques S.A.U. and CP Los Olivos S.A.U.

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

José María Saldungaray holds a degree in Electrical Engineering from the Universidad Nacional del Sur, Bahía Blanca, Argentina. He has been our planning manager since 2014. He currently serves as alternate director of Proener S.A.U. He also served as commercial manager of HPDA and was a member of the board of directors of Centrales Térmicas Mendoza S.A. and La Plata Cogeneración S.A.

Gabriel Omar Ures holds a degree in Systems Engineering from the Universidad Abierta Interamericana. He also holds a Postgraduate degree in Gas and Electricity Administration in Instituto Tecnológico de Buenos Aires (ITBA) and a Management Program from the Darden Business School of the University of Virginia, United States. He started his professional career in 1997 and has over 21 years of experience working in the Argentine power sector. Among other positions, he held managerial positions in Hidroeléctrica Alicura, was commercial director of AES Argentina Generación, General Manager of Termoeléctrica Manuel Belgrano (from 2013 to 2018), Commercial Manager in Central Dock Sud (YPF EE). Additionally, he was a director of various companies and industry chambers, including AGEERA (Asociación de Generadores de Energía Eléctrica de la República Argentina) where he has been elected as President for 5 consecutive terms (2012/2017) after holding the Vice Presidency. He currently serves as director of CAMMESA.

Leonardo Marinaro holds a degree in law from the Universidad Católica Argentina. He has been our legal affairs manager since 2007. Mr. Marinaro has served as director of La Plata Cogeneración S.A., CTM and Edesur S.A. He is currently a director of CP Renovables S.A., Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U., and alternate director of Proener S.A.U., Central Vuelta de Obligado S.A., TMB, TJSM, Central Aimé Painé S.A., DGCE, IGCE, IGCU and Energía Sudamericana S.A.

Martín Fernández Barbiero holds a degree in Accounting from the Universidad Nacional de Buenos Aires and a Master in Business Administration (MBA) from Universidad de San Andrés. He also completed an international certification program in Compliance from the Universidad Austral (IAE). He has served as Internal Auditor Manager of Central Puerto since 2008 and since 2018, he was also appointed as Compliance Officer.  Before Central Puerto he worked for CMS Energy as Internal Auditor Manager and SOX Compliance Manager among other positions between 1999 and 2007.

For the biography of Mr. Jorge Rauber, Justo Pedro Sáenz, José Manuel Pazos, Rubén Omar López, Javier Alejandro Torre and Adrián Salvatore see “—Board of Directors.”

Compensation

In 2019, our management received compensation and fees totaling Ps. 106.00 million (in nominal values), of which Ps. 16.63 million consisted of an annual bonus. The annual bonus to management is normally between three and four times their salaries and is based on certain performance thresholds related to the amount of work performed and the importance of such work to our business. We also compensate directors who perform managerial, technical and administrative functions for their roles both as directors and as executive officers.

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

On April 16, 2017, CNV issued Resolution No. 730/2018, which modified the criteria and requirements applicable for directors of companies admitted to the public offering regime of its shares. The main changes introduced by Resolution No. 730/2018 are as follows:

●
Independent directors will cease to be independent after 10 years of holding a position of director but will be eligible to return to their independent status three years after leaving office.
●
The threshold constituting a “significant participation” has been reduced from a 15% holding of capital stock to a 5% holding of capital stock;
●
The following criteria preclude a person from being considered “independent”: (i) being connected with the company or the company’s shareholders that have (direct or indirect) significant participations, or being connected with companies in which the aforementioned shareholders have (direct or indirect) significant participations; (ii) maintaining a frequent professional relation, of relevant nature and volume, with, or receiving remuneration or fees from, the company, its shareholders who have a (direct or indirect) significant participation, or companies in which the aforementioned shareholders have (direct or indirect) significant participations; (iii) maintaining a significant participation, through the possession of shares of the capital stock and/or the votes, in the company and/or in another company in which the company has a significant participation; (iv) on a regular basis, selling and/or providing goods and/or services of relevant nature and volume (directly or indirectly) to the company or to shareholders that have (direct or indirect) significant participations; (v) being the director, CEO, administrator or principal executive for a non-profit organization which has received funds in amounts exceeding those established by Resolution No. 30/2011 of the UIF (currently equivalent to Ps.300,000) from the company or its parent company; (vi) receiving any payments from the company or companies of the same group other than fees as a director or dividends as shareholder; and (vii) being a member of the administrative or supervisory committee and/or holding a significant participation (directly or indirectly) with respect to one or more companies that are registered as Agente de Negociación, Agente de Liquidación y Compensación y/o Agente de Corretaje de Valores Negociables.

It is necessary to comply with all the conditions of independence set forth above for at least three years before the appointment. Our Audit Committee is composed of three members designated by our Board of Directors. Mr. Juan José Salas, Mr. José Luis Morea and Mr. Tomas White are independent under Rule 10A-3 of the Exchange Act (“Rule 10A-3”) and applicable NYSE standards, which are different from the general test for independence of board and committee members. Our board of directors has determined that Mr. Tomas White qualifies as a financial expert within the meaning of the rules adopted by the Commission relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.

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

The following chart shows the members of our Audit Committee according to the resolution passed at the Board of Directors’ meeting held on May 13, 2019:

Name	Title	Date of first appointment to position	Date of birth	Status(1)

Tomás José White	Chairman	May 14, 2018	May 18, 1957	Independent
Juan José Salas	Member	May 6, 2016	February 23, 1960	Independent

José Luis Morea	Member	May 13, 2019	October 19, 1954	Independent
Jorge Eduardo Villegas	Alternate Member	May 11, 2017	January 9, 1949	Independent
Oscar Luis Gosio	Alternate Member	July 12, 2007	August 17, 1954	No Independent

(1) Status based on rules of the CNV and the Commission.

For the biographies of the members of our Audit Committee, see “—Board of Directors.”

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and are vested with the powers set forth by Law No. 19,550 and other applicable legal provisions. Any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expires on December 31, 2019.

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

The following chart shows the members of our Supervisory Committee according to the resolution passed at the annual ordinary shareholders’ meeting held on April 30, 2019. According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV rules, all of our syndics and alternate syndics are independent.

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

The following are the academic and professional backgrounds of our Supervisory Committee members:

Eduardo Antonio Erosa holds a degree in Accounting from the Universidad Católica Argentina in 1985. He has served as a syndic of our Supervisory Committee since 2013. He currently is President of the Board of Directors of Compañía Argentina de Navegación de Ultramar S.A. In addition, he is an alternate syndic of LE Capital S.R.L and Central Aimé Painé S.A.

Carlos C. Adolfo Halladjian holds a degree in Accounting, magna cum laude, from the Universidad de Buenos Aires. He has served as a syndic of our Supervisory Committee since 2013. He has been a partner of the Halladjian y Asociados accounting firm since 2010. He serves as syndic of the following companies: Proener S.A.U., CVOSA, TJSM, Empresa Distribuidora Sur Sociedad Anónima (EDESUR S.A), RPBC Gas S.A., CP Renovables, Magna Asset Management S.A., Central Aimé Painé S.A, CP La Castellana S.A.U., CP Achiras S.A.U., PB Distribución S.A, RPE Distribución S.A., CP Patagones S.A.U., Central Aimé Painé S.A., Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U., as well as an alternate syndic of the following companies: IGCE, DGCU, DGCE, Energía Sudamericana S.A., COYSERV S.A., CP Manque S.A.U. and CP Los Olivos S.A.U.

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

Horacio Ricardo Erosa holds a degree in Accounting from the Universidad de Buenos Aires. He has served as an alternate syndic of our Supervisory Committee since 2013. He is currently Chairman of the board of directors of Compañía Argentina de Navegación de Ultramar S.A. and also serves as syndic of LE Capital S.R.L. and Central Aimé Painé S.A.

Carlos Adolfo Zlotnitzky holds a degree in Accounting from the Universidad de Buenos Aires. He has served as an alternate syndic of our Supervisory Committee since 2015. He works as an independent accountant and tax and accounting advisor for both legal entities and individuals. He currently serves as alternate syndic of DGCE, DGCU, IGCE, Central Aime Painé S.A. ESSA, CP Manques S.A.U. and CP Los Olivos S.A.U.

Lucas Nicholson holds a degree in law from the Universidad del Salvador. In addition, he took a graduate level course in legal framework of agribusiness in the Universidad Austral. From 2011 to 2016, he worked at the law firm Nicholson & Cano in their corporate and competition law departments.  In 2016, together with Santiago Williams and Agustín Ibarzábal, he founded WIN Abogados. In addition, he currently serves as syndic of IGCE, Energía Sudamericana S.A., DGCE, COyServ S.A., and, since 2018, alternate syndic of Central Puerto S.A.

Compensation

During the annual ordinary shareholders’ meeting convened for April 30, 2020, the shareholders will consider the approval of the Supervisory Committee’s fees of Ps.862,500 (in nominal terms) for services rendered in 2019.

Family Relationships

Mr. Eduardo Antonio Erosa and Mr. Horacio Ricardo Erosa are brothers, and serve as Syndic and Alternative Syndic, respectively, on our Supervisory Committee. Mr. Juan Antonio Nicholson is the father of Lucas Nicholson, and serve as Syndic and Alternate Syndic, respectively, on our Supervisory Committee.

Share Ownership

The table below sets forth information concerning the share ownership of our directors and members of our administrative, supervisory or management bodies as of April 21, 2020.

Name	Title	Shares	% of shares
Marcelo Suvá	Alternate Director	1,500,000	0.10%
Fernández Barbiero, Martín	Compliance and Internal Audit Manager	285	0.00%

Employees

We had 894 employees as of December 31, 2019, 803 employees as of December 31, 2018, and 738 employees as of December 31, 2017.

The following table breaks down the number of our employees and their affiliation with unions for the periods indicated:

Year	Union	Puerto Complex	La Plata	Luján de Cuyo	Piedra del Águila	Brigadier López	Terminal 6-San Lorenzo	CP Renovables	CP La Castellana	CP Achiras	CVOSA
2016	Subtotal outside CBA	69	1	9	4	—	—	—	—	—	—

	APSEE	106	3	—	—	—	—	—	—	—	—
	LYF	359	23	—	—	—	—	—	—	—	—
	FATLYF	—	—	91	47	—	—	—	—	—	—
	APUAYE	—	—	16	5	—	—	—	—	—	—
	Subtotal under CBA	465	26	107	52	—	—	—	—	—	—
	Total	534	27	116	56	—	—	—	—	—	—

2017	Subtotal outside CBA	68	3	10	4	—	—	1	3	3	—
						—	—
	APSEE	104	2	—	—	—	—	—	—	—	—
	LYF	360	23	—	—	—	—	—	—	—	—
	FATLYF	—	—	89	47	—	—	—	—	—	—
	APUAYE	—	—	16	5	—	—	—	—	—	—
	Subtotal under CBA	464	25	105	52	—	—	1	5	5	40
	Total	532	28	115	56	—	—	1	5	5	78

2018	Subtotal outside CBA	116	—	11	4	—	—	1	5	5	38

	APJAE	—	—	—	—	—	—	—	—	—	6
	APSEE	100	—	—	—	—	—	—	—	—	—
	LYF	336	—	—	—	—	—	—	—	—	—
	FATLYF	—	—	83	43	—	—	—	—	—	34
	APUAYE	—	—	16	5	—	—	—	—	—	—
	Subtotal under CBA	436	—	99	48	—	—	1	5	5	40
	Total	552	—	110	52	—	—	1	3	5	78

2019	Subtotal outside CBA	119	—	9	4	0	11	1	6	4	31
						—	6
	APJAE	—	—	—	—	—	—	—	—	—	6
	APSEE	91	—	—	—	—	—	—	—	—	—
	LYF	327	—	—	—	—	—	—	—	—	—
	FATLYF	—	—	81	41	71	21	—	—	—	34
	APUAYE	—	—	16	5	—	2	—	—	—	8
	Subtotal under CBA	418	—	97	46	71	29	0	0	0	48
	Total	537	—	106	50	71	40	1	6	4	79

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

Item 7. Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

As of April 23, 2020, we had 1,514,022,256 outstanding shares of common stock with a par value of Ps.1.00 per share. Each share of common stock is entitled to one vote. We do not have any preferred shares outstanding and only have one class of common shares outstanding. 8,851,848, or 0.58%, of our common shares are held by our subsidiary, Proener S.A.U.

The following table sets forth certain information known to us concerning the beneficial ownership over 5% or more of our common shares as of April 21, 2020 (except as set forth below).

Beneficial Owner	Shares	% of shares
Plusener S.A.(4)	158,073,984	10.44%
Argentine Government	124,949,112	8.25%
Guillermo Pablo Reca(1) (3)	176,225,624	11.64%
Eduardo José Escasany(3)	77,471,913	5.12%
Senior Management and Directors**	1,500,285	0.10%
Other Shareholders(2)	975,801,338	64.45%
Total	1,514,022,256	100.00%

** Marcelo Suvá and Martín Fernández Barbiero each own less than 1% of the outstanding common stock.
(1) Guillermo Pablo Reca also owns 993,993,952 ordinary class B shares in our subsidiary, CP Renovables, which represents 30.00% of CP Renovables’ shares.
(2) No other shareholder has beneficial ownership of more than 5% of our common shares. None of our senior officers own any of our common shares.
(3) According to Schedules 13G filed with the Commission by each of the beneficial owners on February 14, 2019.
(4) According to Schedules 13G filed with the Commission by Plusener S.A. on February 6, 2020.
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

(1)  Guillermo Pablo Reca also owns 993,993,952 ordinary class B shares in our subsidiary, CP Renovables, which represents 30.00% of CP Renovables’ shares.

As of April 21, 2020, we had approximately 34,366,434 ADSs outstanding.

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

Management Assistance Agreement

A member of our Board of Directors, Marcelo Suvá, is also a manager and director of RMPE. In addition, Guillermo Pablo Reca holds a 70.65% interest in RMPE and currently serves as regular director and chairman of RMPE. RMPE (formerly known as SADESA Servicios S.A.) provides certain administrative, financial, commercial, human resources and general management services to us under the terms of the management assistance proposal dated November 30, 2007, as amended and assigned (the “Assistance Proposal”). The Assistance Proposal was valid for five years as of December 1, 2007, was automatically extended for another five-year period until December 1, 2017 and has been extended recently for another five-year period until December 1, 2022. We must pay a fee equal to one and a half percent (1.50%) of our annual gross sales revenues carried out as a result of our main activities. The amounts accrued under this agreement in years ended December 31, 2019, 2018 and 2017 were Ps. 359.28 million, Ps. 245.97 million and Ps. 218.84 million, respectively. Other than the management assistance services we receive from RMPE, a lease between us, as lessor, and RMPE, as lessee, involving monthly payment of Ps.12,000, and the directorship of three members of our Board of Directors, we have no related party relationship with RMPE.

For more information on the related party transactions, with RMPE, see Note 19 to our audited consolidated financial statements.

CP Renovables Shareholders Agreement

On January 18, 2017, we entered into a shareholders agreement with the minority shareholder of CP Renovables (the “CPR Minority Shareholder”), which was amended and restated in its entirety on November 28, 2018 (such shareholders agreement, as amended and restated, the “CPR Shareholders Agreement”). As of the date of this annual report, we directly hold a 70% equity interest in CP Renovables (class A shares), while the CPR Minority Shareholder directly holds the remaining 30.00% equity interest (class B shares). The board of directors of CP Renovables consists of three members, two of which are appointed by us and one by the CPR Minority Shareholder, and decisions are approved by a simple majority of its members, with certain exceptions, as set forth below.

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

CP Renovables Stock Option Agreement

On January 18, 2017, CP Renovables entered into a stock option agreement with its chairman and general manager (or CEO), Guillermo Pablo Reca, pursuant to a stock option plan approved by CP Renovables’ shareholders on April 28, 2016. Under the stock option agreement, Guillermo Pablo Reca has (a) the obligation, for a three-year term, to (i) develop the CP Renovables business by, among other things, facilitating investments, proposing acquisitions and business opportunities for the expansion of renewable energy projects and (ii) lead the development of the existing projects of CP Renovables; and (b) the right to purchase up to 63,058,342 class B shares of CP Renovables (the “initial option shares”) and an additional number of class B shares equal to 10% of any increase in capital stock made after the date of the stock option agreement (the “additional option shares”), in whole or in part, at any time prior to the seventh anniversary of the date of the stock option agreement. The total number of CP Renovables’ shares that Mr. Reca is entitled to purchase represents 10% of the fully diluted capital stock of CP Renovables. The aggregate price for the initial option shares (assuming all are purchased) is of US$3,963,690. The price of any additional option shares will be the U.S. dollar equivalent (based on the exchange rate at the time of the relevant capital increase) of the subscription price paid per share for the shares of CP Renovables issued pursuant to such capital increase. The stock option agreement includes adjustments and anti-dilution protections including with respect to in-kind capital increases and dividend distributions by CP Renovables and other transactions such as stock splits and redenomination of par value. In addition, Mr. Reca can assign his rights under the stock option agreement without the consent of CP Renovables. In case the stock option agreement is terminated by CP Renovables due to a breach by Mr. Reca of his obligations during the three years following its execution, Mr. Reca’s right to purchase the initial option shares and the additional option shares will vest proportionally based on the time that Mr. Reca served as general manager (or CEO) of CP Renovables from January 18, 2017 to January 18, 2020. As of the date of this annual report, the option has neither been exercised nor assigned.

Item 7.C Interests of experts and counsel

Not applicable.

Item 8. Financial Information

Item 8.A. Consolidated Statements and Other Financial Information.

See Item 18 and our audited consolidated financial statements as of December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017 included in this annual report.

Legal Proceedings

Income Tax for Fiscal Year 2014

In February 2015 Central Puerto, for itself and as the successor company of Hidroeléctrica Piedra del Águila (HPDA) (the merged company) filed income tax returns for the nine-month period ended September 30, 2014, applying the adjustment for inflation mechanism established by the Argentine Income Tax Law. In addition, the Company filed its income tax return for the three-month period ended December 31, 2014, applying the same adjustment for inflation mechanism established by the Argentine Income Tax Law. Based on the opinion of legal counsel and on the new guidelines introduced by IFRIC 23, we concluded that it is probable that the Argentine tax authority may accept the Company’s interpretation, thus not requiring to register a liability under such item with respect to income tax determination for fiscal year 2014.

Action for Recovery—Income Tax Refund for Fiscal Period 2010

In December 2014, Central Puerto, as merging company and continuing company of HPDA, filed action for recovery with the tax authorities regarding the income tax for the fiscal period 2010 that amounted to Ps. 67,383 thousand at historical values (Ps. 537,681 thousand adjusted for inflation), which was incorrectly entered by HPDA. This recourse action seeks to recover the income tax entered by HPDA in accordance with the lack of application of the inflation - adjustment mechanism established by the Income Tax Law. In December 2015, the term stated by Law no. 11 683 elapsed, Central Puerto brought a contentious-administrative claim before the National Court to ask for its right to recourse for an amount of Ps. 67,612 thousand at historical values (Ps. 539,508 thousand adjusted for inflation).

In October 2018, Central Puerto was served notice of the judgment issued by the Federal Contentious-Administrative Court No. 5, which granted the right to recourse. The judgment ordered tax authorities to return the amount of Ps. 67,612 thousand (at historical values) to the Company plus the interest stated in the Central Bank Communication 14290 and ordered that legal cost must be borne by the defendant. Such judgment was appealed by the National Tax Administration, and on September 9, 2019, Division I of the National Court of Appeals of the Federal Contentious- Administrative Court (“CNACAF”) confirmed the appealed judgment. On September 24, 2019, the National Tax Administration raised Federal Extraordinary Appeal (“REF”) against CNACAF judgment, which was replied by the Company. On October 29, 2019, CNACAF granted the REF and sent the file to the Argentine Supreme Court, where remains under analysis as of the date of this annual report.

Action for recovery - Income Tax Refund for Fiscal Years 2009 and 2012

In December 2015, the Company filed an action for recovery with the Argentine Tax Authorities in relation to income tax for the fiscal year 2009, in the amount of Ps. 20,395 thousand at historical values (Ps. 183,240 thousand adjusted for inflation) which had been incorrectly paid by the Company in excess of our income tax liability. By filling such action, we seek to recover the excess income tax paid by Central Puerto due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law. On April 22, 2016, after the term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Tax Court. On September 27, 2019, the judge entered judgment rejecting the complaint filed by the Company. Such judgment was appealed by the Company last October 4, 2019 and as of the date of this annual report, remains under analysis.

In December 2018, the Company filed two administrative actions for recovery with AFIP: the first one was filed by the Company, as merging company and continuing company of HPDA, regarding the income tax for the fiscal period 2012 that amounted to Ps. 62,331 thousand at historical values (Ps. 389,131 thousand adjusted for inflation), which was entered in excess by HPDA. The second action for recovery was filed by the Company regarding the income tax for the same fiscal period that amounted to Ps. 33,265 thousand at historical value (Ps. 207,673 thousand adjusted for inflation), which was entered in excess by the Company. These actions seek to recover the income tax entered by HPDA and the Company in accordance with the lack of application of the inflation-adjustment mechanism aforementioned.

On September 12, 2019, the Company filed both actions with the Federal Contentious- Administrative Court against AFIP-DGI. in accordance with Section 82, paragraph “c” of Law no. 11,683 (restated text 1998 as amended), as the term established in the second paragraph of Section 81 of such law had elapsed.

Action for recovery - Income Tax Refund for Fiscal Year 2011

In December 2017, Central Puerto filed a petition with the Argentine tax authorities for the recovery of Ps. 242,371 thousand paid in excess by Central Puerto for payment of Income Tax for 2011 fiscal period, according to the Central Puerto’s estimates. The purpose of such action is to recover the income tax paid by Central Puerto due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law.

Dividends and Dividend Policy

The holders of ADSs are entitled to receive dividends to the same extent as the owners of our common shares. In August 2017, we declared dividends of Ps. 0.85 per ordinary share in cash. In April 2018, we declared dividends of Ps. 0.70 per ordinary share in cash. In November 2019, we paid Ps. 0.71 per ordinary share in dividends in cash.

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

As of the date of this report, in accordance to the Central Bank regulations, we are required to obtain a prior authorization in order to have access to the MULC to purchase the foreign currency (a step necessary to make international transfers) to pay dividends. However, as of the date of this annual report, there are no restriction to use the cash and equivalents in foreign currency that the company may hold in order to pay dividends to its shareholders.

Furthermore, as from January 17, 2020, in accordance with Central Bank regulations, access is granted to the MULC exchange market to pay dividends to non-resident shareholders, subject to the requirement that the total amount of transfers executed through the MULC for payment of dividends to non-resident shareholders may not exceed 30% of the total value of any new capital contributions made in the Company that had been entered and settled through such exchange market. The total amount paid to non-resident shareholders may not exceed the corresponding amount denominated in Argentine Pesos that was determined by the related shareholders' meeting.

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

Item 8.B  Significant Changes

The main subsequent events occurred after the closing date of the annual financial statements (December 31, 2019) are the following:

Resolution 31/20

On February 27, 2020, the Secretariat of Energy issued Resolution 31/20, applicable from February 1, 2020, which replaces the regulatory framework for Energía Base. The main changes were:

●
Prices are set in Argentine pesos.

●
Initial variable energy price although denominated in Argentine pesos, remained almost unchanged. The applicable exchange rate between the new price in Argentine pesos and the previous price in U.S. dollars was Ps.60 per U.S. dollar, similar to the average exchange rate as of January 2020, of Ps. 60.01 per US dollar.

●
Initial power price for energy from thermal units were approximately reduced by16% and set in Argentine pesos.

●
Generation units with less than 30% Utilization Factor in the last twelve months receive 60% of the price, compared to up to 70% before. Additionally, if the Utilization Factor is between the 30-70% threshold the generation units receive a linear proportion between 60 and 100% of the power price, and if the Utilization factor is 70% or greater, the generation units receive 100% of the price.

●
Initial fixed power price for hydroelectric plants was approximately reduced by 45 % and set in Argentine pesos.

●
A new remuneration scheme for peak demand hours generation was established to partially mitigate the fixed power price, taking into consideration the equipment the generating company has.

●
The prices set in pesos will have a monthly adjustment with the following formula: (i) 60% of the CPI, plus (ii) 40% of the WPI.

However, on April 8, 2020, Central Puerto learned that the Secretary of Energy may have instructed CAMMESA to postpone until further notice the application of Annex VI, related to the price update mechanism described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”. Accordingly, CAMMESA did not apply the price update mechanism for the March 2020 monthly payments under Energy Base. The Company is evaluating the effects that the non-application of the aforementioned Annex VI would have, as well as the steps to be followed in this regard.

See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

Item 9. The Offer and Listing

Item 9.A. Offer and listing details

Our shares are listed on the Argentine stock market Bolsas y Mercados Argentinos S.A. (the “BYMA”) and, since February 2, 2018, have been listed on the NYSE under the symbol “CEPU.”

Item 9.B. Plan of Distribution

Not applicable.

Item 9.C. Markets

Our common shares are listed on the BYMA under the symbol “CEPU.” During 2019, the volume traded on the BYMA amounted to 181,658,490 shares. The total number of shares subscribed and integrated on December 31, 2019 was 1,514,022,256, of which 100% were listed and available to trade on the Buenos Ares Stock Exchange.

On February 1, 2018, we completed our IPO and on February 2, 2018, our ADSs representing our common shares began to trade on the NYSE under the symbol “CEPU.” From January 1, 2019 to December 31, 2019 the volume of ADRs traded on the NYSE amounted to 90,998,100, equivalent to 909,981,000 common shares.

Consequently, the total trading volume of our common shares during 2019 was 1,091,639,490.

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

Corporate Purpose

Pursuant to Section 4 of our bylaws, Central Puerto was created to be engaged in any of the following activities, either on its own account, or through or in association with third parties, in Argentina or abroad:

(a) producing, transforming, carrying, distributing and selling electric power in any of its forms, including, but not limited to, thermoelectric power from non-renewable sources (coal, oil derivatives, natural gas, uranium) and renewable sources, or from usable waste, hydroelectric power (including mini and micro power plants), thermonuclear power, wind power, geothermal power, offshore energy (tidal power, wave power, ocean currents, ocean-thermal energy, osmosis energy), solar energy (photovoltaic and thermal power) and bioenergy (plant and animal biomass);

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

Item 10.D Exchange Controls

On September 1, 2019, the Argentine government issued Decree No. 609/2019 (as subsequently amended and extended, the “FX Decree”) by which foreign exchange controls were temporarily reinstated until December 31, 2019, which were subsequently extended by the new administration, not providing for a specific expiration date. The FX Decree: (i) reinstated exporters’ obligation to repatriate proceeds from exports of goods and services in the terms and conditions set forth by the Central Bank and liquidate such foreign currency-denominated proceeds to Argentine Pesos through the MULC; and (ii) authorized the Central Bank to (a) regulate the access to the foreign exchange market for the purchase of foreign currency and outward remittances; and (b) establish regulations to prevent practices and/or transactions aimed to bypass the measures adopted on the FX Decree.

Currently, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 6844 (as amended). Below is a description of the main exchange control measures in effect as of the date of this Annual Report:

Reporting Regime

On December 28, 2017, the Central Bank replaced the reporting regimes set forth on Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and supplemental Communication “A” 6795), a unified regime applicable from December 31, 2017 (the “External Assets and Liabilities Reporting Regime”). Under such regime, Argentine residents (both legal entities or natural persons) whose foreign assets or debts flow or balance during the previous calendar year equal to or in excess of the equivalent of US$1 million in Argentine Pesos are required to report foreign holdings of (i) shares and other capital participations; (ii) debt; (iii) financial derivatives; and (iv) real estate, on an annual basis. Argentine residents whose foreign assets or debts flow or balance during the previous calendar year equal to or in excess of US$50 million in Argentine Pesos, are required to comply with these reporting obligations on a quarterly basis. From March 31, 2020, all residents with external liabilities at the end of any quarter, or residents who have cancelled any of its external liabilities during such period, must file the report within 45 calendar days from the end of the quarter.

Residents whose foreign assets or debts flow or balance equal to or in excess of the equivalent of US$50 million in Argentine Pesos at the end of each calendar year, are required to file within 180 calendar days from December 31, an annual report where supplements, amendments or confirmation of information contained in previously quarterly filings can be included.

Access to the foreign exchange market for repayment of external financial indebtedness and other transactions are conditioned to the debtor’s compliance with the External Assets and Liabilities Reporting Regime.

Specific provisions for inward remittances

Repatriation and settlement of the proceeds of exports of goods.

In accordance the with applicable foreign exchange regulations in force, exporters must repatriate, and settle for Argentine Pesos through the MULC, the proceeds of their exports of goods cleared through customs as from September 2, 2019.

Although the applicable foreign exchange regulations in force maintain the obligation to bring export proceeds to Argentina through the MULC, exporters are authorized to avoid the settlement for Argentine Pesos to the extent all of the following conditions are met: (a) funds are credited to foreign-denominated accounts in the name of the exporter, opened at local financial entities; (b) the proceeds are repatriated to Argentina within the applicable time period established by the Central Bank; (c) funds are simultaneously applied to conduct payments for which regulations allow access to the MULC, subject to applicable limitations; (d) if funds are proceeds of new foreign financial indebtedness and are applied to prepay foreign currency-denominated debt with local financial entities, such new foreign financial indebtedness must have a weighted average life greater than the prepaid local indebtedness, and (e) the application of this exception mechanism is tax-neutral.

Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in Argentine Pesos in the MULC, up to the amount of the insured exported goods.

Moreover, the foreign exchange regulations reinstated the export proceeds monitoring system, setting forth rules governing such monitoring process and exceptions thereof. Exporters will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations. Decree No. 661/2019 clarified that the collection of the export benefits set forth under the Argentine Customs Code shall be subject to the exporter complying with the repatriation and Argentine Peso settlement obligations imposed by the new regulations.

Finally, the regulations authorize the application of export proceeds to the repayment of: (i) pre-export financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export financings and export advances settled in the MULC, provided that the relevant transactions were entered into through public deeds or public registries; (iii) financings granted by local financial entities to foreign importers; and (iv) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds. The application of export proceeds to the repayment of other indebtedness shall be subject to Central Bank approval.

Obligation to repatriate and settle in Argentine Pesos the proceeds from exports of services

Article 2.2 of Communication “A” 6844 imposes to exporters the obligation to repatriate, and settle in the MULC, the proceeds from exports of services within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

Sale of non-financial non-produced assets

Pursuant of article 2.3 of Communication “A” 6844, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Argentine Pesos in the MULC within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

External financial indebtedness

Pursuant to the new regulations, servicing of foreign financial debt (disbursed after September 1, 2019) with access to the foreign exchange market for the payment of principal and interest thereunder, is subject to prior compliance with the requirement that the proceeds of such foreign financial debt must be transferred to the Argentine financial system and liquidated through the foreign exchange market. However, such requirement will not apply to the extent all of the following conditions are met: (a) funds are credited to foreign-denominated accounts in the name of the borrower, opened at local banks; (b) proceeds are repatriated to Argentina within the applicable time period established by the Central Bank; (c) funds are simultaneously applied to conduct payments for which regulations allow access to the foreign exchange market, subject to applicable limitations; (d) if funds are proceeds of new foreign financial indebtedness and are applied to prepay foreign currency-denominated debt with local banks, such new foreign financial indebtedness must have a weighted average life greater than the prepaid local indebtedness, and (e) the application of this exception mechanism is tax-neutral.

Furthermore, access to the foreign exchange market for the prepayment of foreign financial indebtedness requires prior approval of the Central Bank for prepayments taking place more than three business days prior to the scheduled repayment date, except if all of the following conditions are met: (i) the prepayment takes place simultaneously with the liquidation on the foreign exchange market of the proceeds of the new indebtedness denominated in foreign currency to Argentine Pesos; (ii) the new indebtedness has a weighted average life greater than the outstanding debt being prepaid; and (iii) the new indebtedness’s first principal payment shall (a) take place on or after the original maturity date; and (b) the principal amount of the new indebtedness shall not be greater than the original principal amount.

Duly registered securities that are denominated and payable in foreign currency in Argentina

As of November 29, 2019, in accordance with article 2.5 of the Communication “A” 6844 issued by the Central Bank, resident issuers are granted access to the MULC for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the MULC. However, regarding the settlement of the proceeds from the issuance shall not constitute a condition for future access to the MULC for repayment of domestic issuances as provided in (ii) above, to the extent the conditions set forth in Central Bank Communication “A” 6814 are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the MULC, and the deal has no tax impact, among others).

Payments of local debt securities denominated in foreign currency among residents

In accordance with article 3.6 of Communication “A” 6844, access to the MULC for the payment of foreign currency denominated obligations between Argentine residents executed from September 1, 2019 is prohibited. With regard to preexisting transactions, access is authorized, provided that the relevant transactions were entered into through public deeds or public registries. This prohibition does not apply to loans in foreign currency granted by local financial entities, including payments of credit cards.

Moreover, in accordance with article 2.5 of the Communication “A” 6844 Bank, resident issuers are granted access to the MULC for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the MULC. However, regarding the settlement of the proceeds from the issuance shall not constitute a condition for future access to the MULC for repayment of domestic issuances as provided in (ii) above, to the extent the conditions set forth in Central Bank Communication “A” 6814 are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the MULC, and the deal has no tax impact, among others).

Access to the foreign exchange market by security trusts for principal and interest payments

As imposed by article 3.7 of Communication “A” 6844, local trusts created to guarantee principal and interest payments by resident debtors may access the MULC in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the MULC to make such payments directly. Also, subject to certain conditions, a fiduciary may access the MULC to guarantee certain capital payments and interest on financial debt abroad and anticipate access to it.

Specific Provisions Regarding Access to the Exchange Market

Residents are authorized to access the MULC for the payment of import of goods in accordance with article 3.4 of Communication “A” 6844. This regulation sets forth different requirements depending on whether it relates to the payment of imports of goods with customs clearance or the payments of import of goods pending customs clearance. Moreover the imports and import payments monitoring system (SEPAIMPO) has been reinstated, setting forth rules governing such monitoring process and exceptions thereof. Importers will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations.

Likewise, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with the applicable regulations, including, among others, the liquidation of import financing and the entry of imported goods.

Prior authorization by the Central Bank is required for access to the MULC for payments of overdue or due to payment debts for imports of goods with related companies abroad when it exceeds the equivalent of US$2 million per month per resident customer, as stated by article 3.13 of Communication “A” 6844.

It should be noted that all outstanding debts as of August 31, 2019, either those whose maturity had operated prior to said date or those that did not have a stipulated expiration date, are considered to be overdue or due to payment debts.

Payment of services provided by non-residents

Pursuant of article 3.2 of Communication “A” 6844, residents may access the foreign exchange market for payment of services provided by non-residents (provided they are, unless expressly admitted, unrelated entities), for so long as such transaction has been reported, if applicable, pursuant to the External Assets and Liabilities Reporting Regime. Prior authorization from the Central Bank is required for residents to access to the foreign exchange market for the repayment of debts or other liabilities in foreign currency to other residents.

Repayment of principal and interest of imports of goods and services

Access to the foreign exchange market for the repayment of principal and interest of imports of goods and services shall be granted, provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

Additionally, article 3.3 of Communication “A” 6844 states that Central Bank’s prior approval will be required to access the MULC for the repayment of debts for imports of goods and services prior to the maturity of such indebtedness.

Payment of dividends and corporate profits

In accordance with article 3.4 of Communication “A” 6844, access is granted to the local foreign exchange market to pay dividends to non-resident shareholders, subject to the following conditions:

●
Maximum amounts: The total amount of transfers executed through the MULC as of January 17, 2020 for payment of dividends to non-resident shareholders may not exceed 30% of the total value of the new capital contributions made in the local company that had been entered and settled through the MULC as of the above mentioned date. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos that was determined by the shareholders' meeting.

●
Minimum Period: Access to the MULC will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the 30% cap aforementioned.

●
Documentation requirements: Dividends must be the result of closed and audited balance sheets. When requesting access to the MULC for this purpose, evidence of the definitive capitalization of the capital contribution must be provided or, in lack thereof, evidence of the initiation of the process of registration of the capital contribution before the IGJ shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry of Commerce. If applicable, the Information Regime on Foreign Assets and Liabilities shall have been complied with. Also, it be verified that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

Access to the MULC by other residents -excluding entities- for the formation of external assets and for derivatives transactions

Article 3.10 of Communication “A” 6844, authorizes local governments, Common Investment Funds, trusts, other entities established in the country and legal persons access to the MULC for the build-up of foreign assets and for derivatives transactions requires prior authorization by the Central Bank.

Derivatives transactions

Article 4.4 of Communication “A” 6844 imposes to derivatives transactions, including payment of premium, constitution of guarantees and settlement of futures, forwards, options and other derivatives, held in the country -as of September 11, 2019- the obligation to be made in local currency

Likewise, Access to the MULC for the payment premiums and settlements, margins and other collateral in connection with interest rate hedge agreements for foreign debt declared and validated, if applicable, in the External Assets and Liabilities Reporting Regime, as long as such agreements do not cover higher risks than external liabilities of the recorded debtor’s interest rate risk being covered.

An entity authorized to operate in the MULC must be designated by the debtor to track the operation and an affidavit must be provided in which the debtor undertakes to repatriate and settled the funds into Argentine Pesos that are in favor of the local client as a result of such operation, or as a result of the release of the funds of the constituted as collateral, within the following 5 business days.

Other Specific Provisions

Access to the MULC for savings or investments purposes of individuals

Per article 3.8 of Communication “A” 6844, Argentine residents may access the MULC for the purposes of external assets’ formation, family assistance or derivative operations (with some exceptions expressly mentioned) for up to US$200 (through debits to local bank accounts) or US$100 (in cash) per person per month through all authorized exchange entities. If the access entails a transfer of the funds abroad, the destination account must be an account owned by the same client.

In all cases, the client shall be obligated to submit a sworn statement expressing that the funds shall not be used for the secondary purchase of securities within the following 5 business days. In addition, if an individual purchases securities through payment in foreign currency, the same must have been held by the client for at least 5 business days since the settlement of the transaction before their subsequent sale or transfer to another depositary. This minimum holding period shall not apply if the sale of the securities is carried out in the same jurisdiction and the settlement of the transactions is made in the same foreign currency.

Access to the MULC by non-residents

In accordance with article 3.8 of Communication “A” 6844, Central Bank prior approval will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency. The operations of: (a) International organizations and institutions that perform functions of official export credit agencies, (b) Diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) Representatives in the country of Courts, Authorities or Offices, Special Missions, Commissions or Bilateral Bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, and (d) foreign transfers in the name of individuals who are beneficiaries of retirement and / or pensions paid by the Argentine Administración Nacional de la Seguridad Social (ANSES), for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in your registered country of residence.

Exchanges and arbitrage. Transactions involving securities

Pursuant of article 4.2 of Communication “A” 6844, entities are allowed to carry out exchange and arbitrage operations with their clients in the following cases: (i) said operation is not subject to the MULC settlement obligation; (ii) an individual transfers funds from their local accounts in foreign currency to own bank accounts abroad, (iii) when foreign currency transfers by local central collective deposit securities for funds received in foreign currency for principal and interest services from National Treasury securities, (iv) arbitration operations not originated in foreign transfers provided that said funds are debited from an account in foreign currency of the client in a local entity and (v) may be carried out without the need to obtain prior Central Bank approval, provided that if structured as separate transactions through the Peso, the same would have access to the MULC without Central Bank authorization.

Securities related Operations

As per article 4.5 of Communication “A”6844, if an individual purchases securities through payment in foreign currency, the same must have been held by the client for at least 5 business days since the settlement of the transaction before their subsequent sale or transfer to another depositary. This minimum holding period shall not apply if the sale of the securities is carried out in the same jurisdiction and the settlement of the transactions is made in the same foreign currency. In all cases, the client shall be obligated to submit a sworn statement expressing that the funds shall not be used for the secondary purchase of securities within the following 5 business days.

Moreover, when a mere transfer of foreign currency deposited in a local account of a resident individual to a foreign account of the same individual is done, a sworn statement must be submitted expressing that there has not been any sale of securities with local settlement in foreign currency within the last 5 business days.

Blue Chip Swap Transactions

Entities authorized to operate on exchanges may not purchase securities in the secondary market with settlement in foreign currency or use holdings of their general exchange position for payments to local suppliers.

Foreign Exchange Criminal Regime

Any operation that does not comply with the provisions of the foreign exchange regulations is reached by the Foreign Exchange Criminal Regime.

For more information regarding Argentina’s foreign exchange policies, you should seek advice from your legal counsel and read the applicable rules mentioned herein, including their amendments, which can be found at the following websites: www.boletinoficial.gob.ar/, www.infoleg.gov.ar and the Central Bank’s website: www.bcra.gov.ar.

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

Dividends paid in a currency other than U.S. dollars generally will be includible in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the holder receives the dividends, in the case of common shares, or the date the ADS Depositary receives the dividends, in the case of ADSs. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received that is converted into U.S. dollars after it is received.

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

Our ADSs are listed on the NYSE, and our ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed and remain so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 or 2019 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Passive Foreign Investment Company

Special tax rules apply to U.S. Holders if we are a PFIC. In general, we will be a PFIC in a particular taxable year if, after applying certain look-through rules, either 75 percent or more of our gross income for the taxable year is passive income, or 50 percent or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. As discussed above, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. The determination of whether we are a PFIC for any taxable year depends on the classification of our income and assets, our cash position and the nature of the activities performed by our officers and employees. Because this determination is made annually, it is possible that we may become a PFIC for the current taxable year or for any future taxable year due to changes in the composition of our income or assets.

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

Specified Foreign Financial Assets

Certain individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the common shares or ADSs, including the application of the rules to their particular circumstances.

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

Taxation on Dividends

According to the recent amendments introduced to the Income Tax Law by virtue of the Tax Reform Law, as of fiscal year 2018, the taxation applicable on the distribution of dividends from Argentine companies would be as follows:

(i) Dividends originated in profits obtained during fiscal years initiated after January 1, 2018 and up to December 31, 2019: dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”). However, if dividends are distributed to Argentine Entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no Dividend Tax should apply. Equalization Tax (as defined below) is not applicable.

Argentine individuals and undivided estates are not allowed to offset income arising from the distribution of dividends on Argentine shares with other losses arisen in other type of operations.

(ii) Dividends originated in profits obtained during fiscal years initiated after January 1, 2020 onward: dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 13% income tax withholding on the amount of such dividends. In the case of non-Argentine residents, said 13% rate could be reduced pursuant to applicable treaties to avoid double taxation if certain conditions are met, as the case may be. However, if dividends are distributed to Argentine Entities, no Dividend Tax should apply. Equalization Tax is not applicable.

(iii) Dividends originated in profits obtained during tax periods before those contemplated above: no Argentine income tax withholding would apply on dividend distributions except for the application of the Equalization Tax.

The equalization tax (the “Equalization Tax”) is applicable when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. In order to assess the “net accumulated taxable income” from the income calculated by the Income Tax Law, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed as a 35% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) would be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Equalization Tax.

For Argentine resident individuals and undivided estates not registered before the Argentine tax authorities as taxpayers for income tax purposes as well as for non-Argentine residents, the Dividend Tax withholding will be considered a final payment. Argentine individuals and undivided estates are not allowed to offset income arising from the distribution of dividends on Argentine shares with losses from other types of operations.

The income tax law provides a first in-first out rule pursuant to which distributed dividends correspond to the former accumulated profits of the distributing company.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on Class B shares and ADSs.

Capital gains

According to Income Tax Law regulations, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax (unless an exemption applies), regardless of the type of beneficiary who realizes the gain.

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at the rate of 30% for fiscal years initiated after January 1, 2018 and up to December 31, 2019 and at the rate of 25% for tax periods initiated after January 1, 2020 and onwards. Losses arising from the sale of shares can only be offset against income derived from the same type of operations, for a five-year carryover period.

Starting in 2018, income obtained by Argentine resident individuals and undivided estates from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV. ADSs do not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply. If the exemption does not apply, the income derived by Argentine resident individuals and undivided estates from the sale, exchange or other disposition of shares is subject to income capital gains tax at a 15% rate on net income. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates against income derived from the same type of operations, for a five-year carryover period.

If Argentine resident individuals and undivided estates perform a conversion procedure of securities representing shares, that do not meet the exemption requirements stated in the paragraph above, to hold instead the underlying shares that do comply with said requirements, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered. The same tax treatment will apply if the conversion process involves shares that do not meet the exemption requirements stated above that are converted into securities representing shares to which the exemption is applicable. Once the underlying shares or securities representing shares are converted, the results obtained from the sale, exchange, swap or any other disposition thereof would be exempt from income tax provided that the conditions mentioned in points (i), (ii) or (iii) of the paragraph above are met. Due to the amendments introduced to the Income Tax Law, as from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV. The exemption applies to the extent the Foreign Beneficiaries reside in a cooperative jurisdiction and, in accordance with the amendments introduced by Decree N°1170/2018, if their funds come from cooperative jurisdictions.

In addition, income derived from the sale of ADSs gives rise to Argentine source income. However, capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in a cooperative jurisdiction and, in accordance with the amendments introduced by Decree N°1170/2018, their funds come from cooperative jurisdictions, are exempt from income tax on capital gains to the extent the underlying shares are issued by an Argentine company and they are authorized for public offering by the CNV.

In case Foreign Beneficiaries conduct a conversion process of shares that do not meet the exemption requirements into securities representing shares that are exempt from income tax pursuant to the conditions stated above, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered.

In case the exemption is not applicable and the Foreign Beneficiaries are not domiciled in non-cooperative jurisdictions and whose funds were not channeled through non-cooperative jurisdictions, the gain derived from the disposition of ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.

For Foreign Beneficiaries domiciled in or whose funds come from jurisdictions considered as non-cooperative for purposes of fiscal transparency, the tax rate applicable to the sales of shares and/or ADSs is assessed at 35%. Pursuant to General Resolution AFIP 4227, the presumed net basis on which the 35% rate should apply in the case of sale or disposition of securities is assessed at 90%. The list of non-cooperative jurisdictions shall be published by the Executive Branch. However, Decree 279/2018 provides that until the Executive Branch issues the non-cooperative list, taxpayers should consider the list of “cooperative jurisdictions” published by the Argentine tax authorities to determine whether a jurisdiction is deemed cooperative or not.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of our Class B shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Personal assets tax

Argentine entities, like us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of company shares at December 31 of each year. The applicable tax rate is 0.25% and is levied on the proportional net worth value (“valor patrimonial proporcional”) by December 31st of each year, of the shares arising from the last financial statements. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

It is unclear whether non-Argentine domiciled parties are subject to personal assets tax on ADSs. Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class B shares and ADSs.

Value added tax

The sale, exchange or other disposition of our Class B shares and ADSs, and the distribution of dividends in connection therewith, are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts (“TDC”)

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. Owners of bank accounts subject to the general 0.6% rate may consider 33% of the tax paid as a tax credit against specific taxes. The taxpayers that are subject to the 1.2% rate may consider 33% of all tax paid as a credit against specific taxes. Such amounts can be utilized as a credit for income tax, tax on presumed minimum income or special contributions on cooperatives capital. If lower rates were applied, the available credit would be reduced to 20%.

The TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina.

According to Law No. 27,432, the Executive may increase up to 20% per year the percentage of the TDC payments that can be accounted for as payment on account of the income tax. Additionally, the Tax Reform Law enables the Executive to establish that starting in 2022 the amounts paid as TDC may be totally accounted for as payment on account of the income tax. Whenever financial institutions governed by Law No. 21,526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Tax on minimum presumed income

Entities domiciled in Argentina are subject to this tax at the rate of 1% applicable over the total value of their assets, above an aggregate amount of Ps.200,000. Specifically, the law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets. This tax shall be payable only to the extent the income tax determined for any fiscal year does not equal or exceed the amount owed under the tax on minimum presumed income. In such case, only the difference between the tax on minimum presumed income determined for such fiscal year and the income tax determined for that fiscal year shall be paid. Any tax on minimum presumed income paid will be applied as a credit toward income tax owed in the immediately-following ten fiscal years. Please note that shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax.

Holders are encouraged to consult a tax advisor as to the particular Argentine tax on minimum presumed income consequences derived from the holding of Class B shares and ADSs.

Pursuant to Law No. 27,260, passed by the Argentine Congress on June 29, 2016, the tax on minimum presumed income is eliminated for tax periods beginning as of January 1, 2019.

Turnover tax

In addition, gross turnover tax could be applicable on the transfer of Class B shares or ADSs and on the perception of dividends to the extent such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transaction with shares as well as the perception of dividends are exempt from gross turnover tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of Class B shares and ADSs in the involved jurisdictions.

Regimes for the Collection of Provincial Tax Revenues on the Amounts Credited to Bank Accounts

Different tax authorities (i.e., City of Buenos Aires, Corrientes, Córdoba, Tucumán, Province of Buenos Aires and Salta, among others) have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

Stamp taxes

Stamp tax is a provincial tax, which is also levied in the City of Buenos Aires, applicable to the execution of onerous transactions within a provincial jurisdiction or the City of Buenos Aires or outside a provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction.

In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax.

Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Prospective investors should consider the tax consequences in force in the above mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.

Other taxes

There are no Federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. Any gratuitous transfer of property lower than or equal to Ps.269,000 is exempt. This amount is increased to Ps.1,120,000 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 8.7840%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.

Court tax

In the event that it becomes necessary to institute enforcement proceedings in relation to our Class B shares and ADSs in the federal courts of Argentina or the courts sitting in the City of Buenos Aires, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before the Province courts.

Incoming Funds Arising from Non-Cooperative or Low or Nil Tax Jurisdictions

As defined under Argentine Income Tax Law, non-cooperative jurisdictions are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. The Executive Branch shall publish a list of the non-cooperative jurisdictions based on the criteria above. According to Decree N° 279/2018, until the new list to be issued by the Executive Power is published, non-cooperative jurisdictions would be deemed as those not included in the “cooperative jurisdictions” list currently published in AFIP’s website, created in accordance with the Decree N°589/2013.

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

According to the legal presumption under Section 18.2 of Law No. 11,683, as amended, incoming funds from non-cooperative or low or nil jurisdictions could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved. Unjustified net worth increases are subject to the following taxes:

● income tax would be assessed at 110% of the amount of funds transferred.

● VAT would be assessed at 110% of the amount of funds transferred.

Although the concept of “incoming funds” is not clear, it should be construed as any transfer of funds:

(i) from an account in a non-cooperative/low or nil tax jurisdiction or from a bank account opened outside of a non-cooperative or low or nil tax jurisdiction but owned by an entity located in a non-cooperative or low or nil tax jurisdiction;

(ii) to a bank account located in Argentina or to a bank account opened outside of Argentina but owned by an Argentine party.

The Argentine party may rebut such legal presumption by duly evidencing before the Argentine tax authority that the funds arise from activities effectively performed by the Argentine party or by a third party in such jurisdiction, or that such funds have been previously declared.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the UK. The treaties signed with China, Qatar, Turkey and the United Arab Emirates are still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OR DISPOSITION OF CLASS B SHARES OR ADSs. HOLDERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES ARISING IN EACH PARTICULAR CASE.

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

The company’s risk management policy was designed for the purposes of reducing the effect the loss of purchasing power may have. Net monetary positions during most of fiscal years 2019, 2018 and 2017 appeared as assets; hence, the Company seeks to mitigate the risk by implementing adjustment mechanisms through interest and exchange differences. In consequence, during 2019, 2018 and 2017, item loss on net monetary position showed net loss caused by monetary accounts inflation.

Interest rate sensitivity

The following table shows the sensitivity of income before income tax for the year ended December 31, 2019, to a reasonably possible change in interest rates over the portion of loans bearing interest at a variable interest rate, with all other variables held constant:

Increase in percentage	Effect on income before income tax in thousands of Ps. (Loss)
5%	(1,944,427)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to the foreign currency risk at an Ps./US$ ratio, mainly due to its operating activities, the investment projects defined by the Company and the financial debt related to the bank loans mentioned in Note 14.3 to our audited consolidated financial statements. The Company does not use derivative financial instruments to hedge such risk. As of December 31, 2019, the net balance exposed to this risk amounts to US$ 46 million, since existing liabilities in foreign currency for US$666 million exceed receivables and cash and short-term deposits in foreign currency for US$619 million

Foreign currency sensitivity

The following table shows the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of income before income tax as of December 31, 2019 (due to changes in the fair value of monetary assets and liabilities).

Change in the U.S. dollar exchange rate	Effect on income before income tax in thousands of Ps. (Loss)
10%	(276,652)

Price Risk

The Company’s revenues depend on the electric power price in the spot market and the production cost paid by CAMMESA. The Company has no power to set prices in the market where it operates, except for the income from agreements entered into in the Term Market, where the price risk is reduced since normally prices are negotiated above the spot market price. See “Item 4.B. Business Overview—The Argentine Electric Power Sector” and “Item 3.D.—Risk Factors—Electricity demand may be affected by tariff increases, which could lead generation companies like us to record lower revenues.”

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including holdings of government securities.

Trade and other receivables

The Finance Department is in charge of managing customer credit risk subject to policies, procedures and controls relating to the Company’s credit risk management. Customer receivables are regularly monitored.

Although the Company has received no guarantees, it is entitled to request interruption of electric power flow if customers fail to comply with their credit obligations. In regard to credit concentration, see Note 14.1 to our audited consolidated financial statements. The need to book impairment is analyzed at the end of each reporting period on an individual basis for major clients. The allowance recorded as of December 31, 2019, is deemed sufficient to cover the potential impairment in the value of trade receivables.

Cash and cash equivalents

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with corporate policy. Investments of surplus funds are made only with approved counterparties; in this case, the risk is limited because high-credit-rating banks are involved.

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

For example, for the monthly transaction related to Energía Base and thermal PPAs of December 2019, with due date on February 12, 2019, we collected 20.40% on February 28, 2020, 45.26% on March 11, 2020, 11.56% on March 19, 2020, 12.47% on March 27, 2020 and the rest on April 8, 2020. For these delays, we are entitled to receive interests from CAMMESA. Payments related to PPAs under the Renovar Regulatory Framework have not suffered delays. CAMMESA may once again be unable to make payments to generators both in respect of energy dispatched and generation capacity availability on a timely basis or in full, which may substantially and adversely affect our financial position and the results of our operations.

The chart below shows the payment cycle of CAMMESA (for sales under the Energía Base) in terms of number of days after the due date that CAMMESA took to pay the balances each month from September 2015 to December 2019:

Source: Central Puerto

We are also entitled to receive the foreign exchange difference accrued for the term market contracts and FONI trade receivables, which are denominated in U.S. dollars, between the last date of the month of each monthly transaction of the term market contracts with CAMMESA or FONI installments, and the day prior to the due date of such monthly transaction or installment. These amounts should be paid one day after the due date of the payment of each monthly transaction or FONI installment. However, for the installments corresponding to the January 2019–December 2019 period CAMMESA had delays on such foreign exchange difference payments. The foreign exchange difference on the January 2020 and February 2020 monthly transactions of the trade receivables for the term market contracts from thermal units and FONI installments have not been collected as of the date of this annual report.

In the short term, due to the COVID-19 pandemic crisis, we expect to continue experiencing delays in certain payments from CAMMESA.

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

With respect to the FONINVEMEM program, after commercial authorization was granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly partial payments of our outstanding receivables from electric power sales from January 2004 through December 2007. These receivables are denominated in U.S. dollars bearing interest at LIBOR plus 1% (for receivables paid from the proceeds of the Manuel Belgrano plant) and 2% (for receivables paid from the proceeds of the “San Martín” power plant), and payments are made in pesos at the exchange rate as of the date of the payment.

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

The installments corresponding to the March 2018-December 2018 period amounted to US$78.15 million (including VAT, corresponding to installments 1 to 10) as of May 31, 2019. During June and July 2019, Central Puerto collected Ps.2,562 million, in nominal terms (approximately US$58.41 million converted at the exchange rate Communication A 3500 quoted by the Central Bank as of the date of payment) and Ps.825 million, in nominal terms (approximately US$19.70 million converted at the exchange rate Communication A 3500 quoted by the Central Bank as of the date of payment), in both cases including VAT, related to the installments corresponding to the March-December 2018 period of the CVO agreement.

During 2019, we collected Ps. 8.45 billion in CVO receivables (including installments 1 to 10), measured in current amounts as of December 31, 2019. Subsequent installments (from installment No. 11) have been collected on their respective due dates.

Trade Receivables and Other Receivables

Our finance department is in charge of managing customer credit risk subject to policies, procedures and controls relating to ours credit risk management. Accounts receivable are regularly monitored. Even though we have not received guarantees, we have the authority to cause the power supply to be interrupted if clients fail to meet their credit obligations. For information on credit concentration, see Note 14.1 to our audited consolidated financial statements. The need to book impairment is analyzed at the end of each reporting period on an individual basis for major clients. The allowance recorded as of December 31, 2019 is deemed sufficient to cover the potential impairment in the value of our receivables.

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

As of December 31, 2019:

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	(in thousands of Ps.)
CAMMESA borrowings and other borrowings	–	8,025,892	30,687,277	38,713,169
Trade and other payables	5,899,436	–	–	5,899,436
Total	5,899,436	8,025,892	30,687,277	44,612,605

As of December 31, 2018:

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	(in thousands of Ps.)
CAMMESA borrowings and other borrowings	12,914	2,803,994	10,557,145	13,374,053
Trade and other payables	2,661,249	–	–	2,661,249
Total	2,674,163	2,803,994	10,557,145	16,035,302

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

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. Accordingly, on January 18, 2019, we received US$1,066,706.10 from the depositary bank.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Our company, under the supervision and with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) of the Exchange Act, as of December 31, 2019.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon their evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2019, our disclosure controls and procedures were effective to provide reasonable assurance of achieving their control objectives.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2019

(c) Attestation report of the registered public accounting firm

Reference is made to the report of Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) on page F-1 of this annual report.

(d) Changes in internal controls over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A Audit committee financial expert

Mr. Tomás José White is our audit committee’s financial expert. He is an independent member of the audit committee under Rule 10A-3 and applicable NYSE standards.

Item 16.B Code of Ethics

We have adopted a “Code of Business Conduct” (the “code”) designed to establish guidelines with respect to professional conduct, morals and employee performance. This code applies to all directors, managers, heads and employees of the Company. The code is posted on our website at http://investors.centralpuerto.com/govdocs. In 2018, the code was amended to comply with the requirements set forth in Argentine Law No. 27.401 (the “Corporate Criminal Liability Law”), which include that the Company’s employees while dealing with public sector officers or agencies on behalf of the Company shall act with due care and shall avoid, at all times, circumstances that may be considered contrary to the public duties of such public sector officers, illicit enrichment of such public sector officers, bribery and influence-peddling, extortion and preparation of false balance sheets and reports. On March 9, 2018, our Audit Committee approved the amendment. In addition, we did not grant any waivers to the code during the year ended December 31, 2019.

Item 16.C Principal Accountant Fees and Services

Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2019 and 2018. The following tables sets forth the total amount billed to us and our subsidiaries for the indicated fiscal years (stated in the current measurement unit as of December 31, 2019):

	2019	2018
	(in thousands of Ps.)
Audit Fees	25,527	16,414
Tax Fees	1,134	1,781
All other fees	–	3,907
Total	26,661	22,102

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

Tax fees are billed for professional services related to tax compliance and tax advice for fiscal years 2019 and 2018, respectively.

All other fees are billed for professional services related to assistance and training on the implementation of certain internal control procedures.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the Audit Committee pre-approves services prior to commencement of the specified service. Before any accountant is engaged to render audit or non-audit services, the engagement must be approved by the Audit Committee and the Audit Committee must pre-approve the provision of services by our principal auditor prior to commencement of the specified service. The Audit Committee has delegated the authority to grant pre-approvals to auditors’ services to its president. The decision of the president to pre-approve a service is presented to the full Audit Committee at each of its scheduled meetings.

All audit fees, audit-related fees, tax fees and other fees, if any, are submitted to our Audit Committee for prior approval. The Audit Committee evaluates the scope of the work to be performed by our accountants and the fees for such work prior to their engagement.

Consequently, 100% of the services and fees rendered by our principal accountants in 2019 were approved by the Audit Committee prior to their engagement to perform such work.

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

4.18	Brigadier López Power Plant transfer contract
8.1.	List of subsidiaries of Central Puerto S.A. as of the date of this annual report.
11.1.	Code of Ethics of Central Puerto S.A., as amended (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 27, 2018)
12.1.	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2.	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1.	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.2.	Consent of Vaisala, Inc. (incorporated by reference to Exhibit 23.5 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).
101	XBRL Instance Document and related items.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAL PUERTO S.A.

By:	/s/ Fernando Roberto Bonnet
Fernando Roberto Bonnet
Chief Financial Officer

Date: April 27, 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Central Puerto S.A.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Central Puerto S.A. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 24, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that relates to accounts or disclosures that are material to the financial statements, and involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

●
Impairment of property, plant and equipment and intangible assets

Description of the Matter

As reflected in the Company´s consolidated financial statements, at December 31, 2019, the Company´s property, plant and equipment (“PP&E”) and intangible assets were Argentine pesos (“Ps.”) 56,697 million and Ps. 7,069 million, respectively. As further described in Note 2.2.8 to the consolidated financial statements, PP&E and intangible assets are tested for impairment when an existing event or one that took place after year end, and provides additional evidence of conditions that existed at the end of the reporting period, indicates than the recoverable value of the PP&E and/or intangible assets amounts may be affected. For each individual asset or cash generating unit (“CGU”) for which impairment indicators are identified, management estimates the recoverable amount for the asset or CGU, which is the higher of the fair value less costs to sell and its value in use, and compares it to the respective carrying amount. The Company estimated the fair value less cost to sell of Turbines based on external specialists’ valuations. The value in use for the Company´s CGUs was estimated based on discounted future cash flows. During 2019, the Company recorded a Ps. 3,328 million impairment loss on PP&E related to Brigadier López Thermal Generation Station and certain Turbines and a Ps. 1,077 million impairment loss on its intangible assets related to the Brigadier López Thermal Generation Station.

Auditing this area is especially challenging because involves a high degree of auditor judgment in performing procedures to evaluate management assumptions to determine the fair value less cost to sell and value in use, such as prospective financial information (including market inputs used in the determination of certain assets fair value , expected inflation and exchange rates, the estimated growth in energy market, future electricity prices and developments in the regulatory framework) and the discount rate, which are forward-looking and based upon expectations about future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s impairment assessment process, including controls over management’s review of the significant assumptions described above, the completeness and accuracy of the underlying data and over the consistency of the discounted cash flow model used by the Group.

To test the management impairment evaluation our audit procedures included, among others, assessing the methodologies used by management and involving our internal valuation specialists to assist in testing the significant assumptions discussed above and testing the valuations in which the Company based its determination of fair value less cost to sell and testing the accuracy of the underlying data used by the Company in the value in use analysis. For example, we compared the significant assumptions used by management, such as expected inflation and exchange rates, future energy prices to current available economic trends data and known regulatory framework, and evaluated whether changes to the Group’s estimation model or other factors affected the significant assumptions. We also assessed the historical accuracy of management’s estimates and performed sensitivity analyses to evaluate the changes in the value in use that would result from changes in the underlying assumptions and tested the arithmetical accuracy and internal logic of the discounted cash flows model. We also assessed the completeness of the related disclosures in the consolidated financial statements.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

We have served as the Company’s auditor since 2002.

Buenos Aires, Argentina
April 24, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Central Puerto S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Central Puerto S.A. internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Central Puerto S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Central Puerto S.A. as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, and our report dated April 24, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Buenos Aires, Argentina
April 24, 2020

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME

		For the years ended December 31,
	Notes	2019	2018	2017
		ARS 000	ARS 000	ARS 000

Continuing operations
Revenues	5	35,960,784	21,944,761	14,827,241
Cost of sales	6.1	(18,956,674)	(9,978,643)	(7,997,976)
Gross income		17,004,110	11,966,118	6,829,265

Administrative and selling expenses	6.2	(2,633,405)	(2,137,249)	(1,624,866)
Other operating income	7.1	18,353,204	20,341,015	1,430,737
Other operating expenses	7.2	(270,754)	(204,414)	(215,578)
Impairment of property, plant and equipment and intangible assets		(4,404,442)	-	-
CVO receivables update	14.1	-	16,947,737	-
Operating income		28,048,713	46,913,207	6,419,558

Loss on net monetary position	2.1.2	(2,431,753)	(6,208,977)	(233,678)
Finance income	7.3	3,600,707	3,507,676	2,397,964
Finance expenses	7.4	(15,924,867)	(9,692,797)	(1,846,995)
Share of the profit of associates	3	1,113,297	1,652,445	1,804,460
Income before income tax from continuing operations		14,406,097	36,171,554	8,541,309

Income tax for the year	9	(5,745,242)	(10,159,632)	(1,663,201)
Net income for the year from continuing operations		8,660,855	26,011,922	6,878,108

Discontinued operations
Income after tax for the year from discontinued operations	21	-	424,850	1,217,236
Net income for the year		8,660,855	26,436,772	8,095,344

Attributable to:
 Equity holders of the parent		8,808,815	26,950,818	8,139,817
 Non-controlling interests		(147,960)	(514,046)	(44,473)
		8,660,855	26,436,772	8,095,344

Basic and diluted earnings per share (ARS)	10	5.85	17.91	5.41

Basic and diluted earnings per share from continuing operations (ARS)	10	5.85	17.62	4.60

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the years ended December 31,
	Notes	2019	2018	2017
		ARS 000	ARS 000	ARS 000

Net income for the year		8,660,855	26,436,772	8,095,344

Other comprehensive income for the year

Other comprehensive income to be reclassified to income in subsequent periods

Loss on financial assets at fair value through other comprehensive income	8	-	(533,226)	(1,182,041)
Income tax related to loss on financial assets at fair value through other comprehensive income	9	-	213,256	413,714
Other comprehensive income (loss) to be reclassified to income in subsequent periods		-	(319,970)	(768,327)

Other comprehensive income (loss) not to be reclassified to income in subsequent periods

Remeasurement of losses from long-term employee benefits	15.3	(43,633)	31,614	(39,475)
Income tax related to remeasurement of losses from long-term employee benefits	9	11,563	(9,484)	6,512
Other comprehensive income (loss) not to be reclassified to income in subsequent periods		(32,070)	22,130	(32,963)
Other comprehensive income for the year		(32,070)	(297,840)	(801,290)
Total comprehensive income for the year		8,628,785	26,138,932	7,294,054

Attributable to:
 Equity holders of the parent		8,776,745	26,652,978	7,338,527
 Non-controlling interests		(147,960)	(514,046)	(44,473)
		8,628,785	26,138,932	7,294,054

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	12-31-2019	12-31-2018
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment	12	56,696,733	34,715,815
Intangible assets	13	7,068,787	3,438,508
Investment in associates	3	3,450,569	3,074,088
Trade and other receivables	14.1	24,249,144	25,646,335
Other non-financial assets	15.1	689,185	343,163
Inventories	11	144,169	114,893
		92,298,587	67,332,802
Current assets
Inventories	11	657,594	339,810
Other non-financial assets	15.1	1,006,247	761,670
Trade and other receivables	14.1	15,640,947	16,273,973
Other financial assets	14.8	7,698,732	3,022,238
Cash and cash equivalents	16	1,493,868	353,735
		26,497,388	20,751,426
Total assets		118,795,975	88,084,228

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		18,416,762	18,416,762
Legal reserve		2,378,736	589,783
Voluntary reserve		26,511,002	6,778,288
Retained earnings		9,539,556	22,636,866
Equity attributable to holders of the parent		58,360,078	49,935,721
Non-controlling interests		790,719	719,438
Total equity		59,150,797	50,655,159

Non-current liabilities
Other non-financial liabilities	15.2	4,354,668	3,013,397
Other loans and borrowings	14.3	30,687,277	8,005,484
Borrowings from CAMMESA	14.4	-	1,544,945
Compensation and employee benefits liabilities	15.3	229,279	228,395
Previsions		9,348	-
Deferred income tax liabilities	9	6,310,170	7,373,778
		41,590,742	20,165,999
Current liabilities
Trade and other payables	14.2	5,899,436	2,661,249
Other non-financial liabilities	15.2	1,734,349	2,555,070
Borrowings from CAMMESA	14.4	-	2,788,843
Other loans and borrowings	14.3	8,025,892	1,034,781
Compensation and employee benefits liabilities	15.3	698,709	601,743
Income tax payable		1,668,594	6,794,536
Provisions	18	27,456	826,848
		18,054,436	17,263,070
Total liabilities		59,645,178	37,429,069
Total equity and liabilities		118,795,975	88,084,228

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to holders of the parent
	Capital stock		Noncapitalized contribution	Retained earnings
	Face value	Adjustment to capital stock	Merger premium	Legal and other reserves	Voluntary reserve	Unappropriated retained earnings	Other accumulated comprehensive income (loss)	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2019	1,514,022	18,416,762	-	589,783	6,778,288	22,636,866	-	719,438	50,655,159

Effect of IFRIC 23 adoption (Note 2.4)	-	-	-	-	-	756,526	-	-	756,526
As of January 1, 2019 (modified)	1,514,022	18,416,762	-	589,783	6,778,288	23,393,392	-	719,438	51,411,685

Net income for the year	-	-	-	-	-	8,808,815	-	(147,960)	8,660,855
Other comprehensive income for the year	-	-	-	-	-	(32,070)	-	-	(32,070)
Total comprehensive income for the year	-	-	-	-	-	8,776,745	-	(147,960)	8,628,785

Increase in legal reserve	-	-	-	1,788,953	-	(1,788,953)	-	-	-
Increase in voluntary reserve	-	-	-	-	20,847,913	(20,847,913)	-	-	-
Dividends in cash	-	-	-	-	(1,115,199)	6,285	-	-	(1,108,914)
Contributions from non-controlling interests	-	-	-	-	-	-	-	193,913	193,913
Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	-	(23,229)	(23,229)
Share-based payments	-	-	-	-	-	-	-	48,557	48,557
As of December 31, 2019 (1)	1,514,022	18,416,762	-	2,378,736	26,511,002	9,539,556	-	790,719	59,150,797

As of January 1, 2018	1,514,022	18,416,762	-	249,947	1,568,895	3,393,935	319,970	736,401	26,199,932

Net income for the year	-	-	-	-	-	26,950,818	-	(514,046)	26,436,772
Other comprehensive income for the year	-	-	-	-	-	22,130	(319,970)	-	(297,840)
Total comprehensive income for the year	-	-	-	-	-	26,972,948	(319,970)	(514,046)	26,138,932

Increase in legal reserve	-	-	-	339,836	-	(339,836)	-	-	-
Increase in voluntary reserve	-	-	-	-	5,209,393	(5,209,393)	-	-	-
Dividends in cash	-	-	-	-	-	(2,180,788)	-	-	(2,180,788)
Contributions from non-controlling interests	-	-	-	-	-	-	-	476,517	476,517
Share-based payments	-	-	-	-	-	-	-	20,566	20,566
As of December 31, 2018 (1)	1,514,022	18,416,762	-	589,783	6,778,288	22,636,866	-	719,438	50,655,159

As of January 1, 2017	1,514,022	19,204,724	1,908,457	1,508,448	1,978,723	(6,183,590)	1,088,297	19,085	21,038,166

Loss absorption according to CNV GR n° 777/2018, subject to Annual General Meeting’s approval	-	(787,962)	(1,908,457)	(1,508,448)	(1,978,723)	6,183,590	-	-	-
Modified balances as of January 1, 2017	1,514,022	18,416,762	-	-	-	-	1,088,297	19,085	21,038,166

Contributions from non-controlling interests	-	-	-	-	-	11,860	-	753,859	765,719
Share-based payments	-	-	-	-	-	-	-	7,930	7,930

Net income for the year	-	-	-	-	-	8,139,817	-	(44,473)	8,095,344
Other comprehensive income for the year	-	-	-	-	-	(32,963)	(768,327)	-	(801,290)
Total comprehensive income for the year	-	-	-	-	-	8,106,854	(768,327)	(44,473)	7,294,054

Increase in legal reserve	-	-	-	249,947	-	(249,947)	-	-	-
Increase in voluntary reserve	-	-	-	-	4,730,308	(4,730,308)	-	-	-
Dividends in cash	-	-	-	-	(3,161,413)	255,476	-	-	(2,905,937)
As of December 31, 2017 (1)	1,514,022	18,416,762	-	249,947	1,568,895	3,393,935	319,970	736,401	26,199,932

(1) A subsidiary holds 8,851,848 common shares.

(2) Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 23, 2019.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2019	2018	2017
	ARS 000	ARS 000	ARS 000

Operating activities
Income for the year before income tax from continuing operations	14,406,097	36,171,554	8,541,309
Income for the year before income tax from discontinued operations	-	505,823	1,817,207
Income for the year before income tax	14,406,097	36,677,377	10,358,516

Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant and equipment	1,969,717	1,757,620	1,849,230
Loss (gain) on replacement/disposal of property, plant and equipment	-	160,567	2,078
Impairment of property, plant and equipment and intangible assets	4,404,442	-	-
Amortization of intangible assets	1,421,176	537,912	635,385
Discount of accounts receivables and payables, net	223,885	-	-
CVO receivables update	-	(16,947,737)	-
Interest earned from customers	(6,435,008)	(2,497,175)	(673,144)
Finance income	(3,600,707)	(3,507,676)	(2,397,964)
Finance expenses	15,924,867	9,692,797	1,846,995
Share of the profit of associates	(1,113,297)	(1,652,445)	(1,804,460)
Material and spare parts impairments	31,568	(3,780)	7,930
Share-based payments	48,557	20,566	-
Movements in provisions, and long-term employee benefit plan expense	81,098	-	239,642
Foreign exchange difference for trade receivables	(11,912,288)	(17,542,426)	(179,521)
Income from the sale of La Plata plant	-	(720,705)	-
Loss on net monetary position	(11,925,746)	(4,533,355)	(1,179,750)

Working capital adjustments:
Decrease (Increase) in trade and other receivables	12,768,727	7,979,436	(854,648)
(Increase) Decrease in other non-financial assets and inventories	(1,193,298)	(47,303)	(528,437)
Increase (Decrease) in trade and other payables, other non-financial liabilities and liabilities from employee benefits	1,717,860	2,781,707	(83,817)
	16,817,650	12,155,380	7,238,035
Interest received from customers	4,831,912	68,237	183,511
Income tax paid	(9,675,737)	(6,522,549)	(1,787,177)
Net cash flows provided by operating activities	11,973,825	5,701,068	5,634,369

Investing activities
Purchase of property, plant and equipment	(17,504,542)	(10,705,125)	(8,821,999)
Acquisition of thermal Station Brigadier López	(8,466,454)	-	-
Cash flows generated from the sale of the La Plata plant	-	962,845	-
Dividends received	737,068	1,492,304	91,484
Sale of financial assets, net	(2,670,381)	450,174	3,682,929
(Purchase) Sale of investments in associates	-	-	(14)
Net cash flows used in investing activities	(27,904,309)	(7,799,802)	(5,047,600)

Financing activities
Bank and investment accounts overdrafts received (paid), net	1,468,059	(35,595)	(1,675,341)
Loans received	20,726,175	6,730,134	4,370,123
Loans paid	(1,157,931)	(3,222,956)	(2,545,609)
Borrowings received from CAMMESA	-	-	1,574,572
Interest and other financial costs paid	(2,965,780)	(709,849)	(109,308)
Dividends paid	(1,132,143)	(2,180,788)	(2,905,937)
Contributions from non-controlling interests	193,913	476,517	765,719
Net cash flows provided by (used in) financing activities	17,132,293	1,057,463	(525,781)

Increase (Decrease) in cash and cash equivalents	1,201,809	(1,041,271)	60,988
Exchange difference and other financial results	634,961	2,048,075	103,034
Monetary results effect on cash and cash equivalents	(696,637)	(854,379)	(47,774)
Cash and cash equivalents as of January 1	353,735	201,310	85,062
Cash and cash equivalents as of December 31	1,493,868	353,735	201,310

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

The Company's shares are listed on the BCBA (“Buenos Aires Stock Exchange”), and, since February 2, 2018, they are listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

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

–
Our Luján de Cuyo plant is located in Luján de Cuyo, Province of Mendoza and has an installed capacity of 595 MW and a steam generating capacity of 125 tons per hour.

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

–
The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280.5 MW (open-cycle operation). See Note 22.10.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group.

Through its subsidiary Proener S.A., the Group sells and transports any type of fuels both in the country and abroad. Moreover, on July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

Moreover, as of the incorporation of CP Renovables S.A. (“CPR”) and its subsidiaries, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. the Group takes part on the development and performance of energy projects based on the use of renewable energy sources.

During 2018, the wind farms belonging to CP La Castellana S.A.U. and CP Achiras S.A.U. (CPR subsidiaries) were commissioned, with a capacity of 100.8 MW and 48 MW, respectively. In this sense, on July 17, 2019 the wind farm “La Castellana II” belonging to CPR Energy Solutions S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 14.4 MW. Also, on September 14, 2019 the wind farm belonging to the subsidiary Vientos La Genoveva II S.A.U. was commissioned, with a capacity of 41.8 MW. Finally, on December 7, 2019 the wind farm belonging to CP Manque S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 38 MW being the total projected capacity of 57 MW; then, on January 23, 2020 the commissioned capacity was extended to 53.2 MW; and finally, on March 3, 2020 the remaining capacity was commissioned completing the total 57 MW.

CENTRAL PUERTO S.A.

Subsequent to fiscal year end, during February 2020 the wind farm belonging to CP Los Olivos S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 22.8 MW.

1.1.
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

1.2.
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

CENTRAL PUERTO S.A.

Within this framework, generators created the companies Termoeléctrica José de San Martín S.A. (“TSM”) and Termoeléctrica Manuel Belgrano S.A. (“TMB”), which are engaged in managing the purchase of equipment, and building, operating and maintaining each new power plant.

Under these Resolutions, the FONINVEMEM trusts are the owner of the Central Termoeléctrica San Martin and Central Termoeléctrica Belgrano plants during the first ten years of operations. Trusts are aimed at administrating, each of them, 50% of the resources accrued under FONINVEMEM and other funds for the purpose of financing the power stations. Under these agreements, CAMMESA acts as a Trustor, Banco de Inversión y Comercio Exterior (“BICE”) as Trustee, the Secretariat of Energy as regulatory authority and TSM and TMB as Trust Beneficiaries and the Company, with the remaining shareholders of TSM and TMB, as guarantors of the obligations of the latter.

The trust agreements had to remain in force until the termination date of the supply agreement that the Trustee - in representation of the Trust - entered into with CAMMESA - as the purchasing party - that had to remain valid for 10 years as from the date of the commercial authorization of the power stations. Upon the termination of that term, the trust assets must be transferred to TSM and TMB provided that, prior to such transference, TSM and TMB and their shareholders perform all the corporate acts necessary to allow private contributors and/or the Argentine Government to receive their correspondent shares in the capital of the power stations pursuant to the terms of the agreement. Failure to comply with this condition, holders of interest certificates (Argentine Government) and the generators who are the current shareholders of TSM and TMB shall be deemed as trust beneficiaries.

The FONINVEMEM agreements established that the receivables mentioned above will be paid by CAMMESA in 120 equal, consecutive monthly installments commencing on the commercial operation date of the plants. Also, the agreements established that the LVFVD receivables would be collected converted to US dollar and began earning interest at LIBOR plus a spread of 1% and 2%.

Once Manuel Belgrano and San Martin plants were commissioned (on January 7, 2010 and February 2, 2010, respectively), CAMMESA began paying the LVFVD receivables. On May 2010, CAMMESA informed the Company of the payment plan, including the amount of accrued interest at the CAMMESA rate which was added to the principal to be repaid in monthly installments over a ten-year period. Upon receipt of the payment schedule, the Company recognized accrued interest (related to the CAMMESA rate). The Company also began recognizing LIBOR interest income based on the contractual rate provided in the Resolution and the conversion of the receivables into US dollar. Since achieving commercial operations in 2010, CAMMESA have made all scheduled contractual principal and interest payments in accordance with the installment plan.

On January 7, 2020, the supply agreement with TMB was terminated and on February 2, 2020, the supply agreement with TSM was terminated, therefore payments of the final installment of the 120 established in the agreement for each power stations ceased. As a result, the reimbursement for the LVFVD receivables is deemed completed. In Note 3.1, the events that occurred after the termination of the supply agreements with TMB and TSM are included.

Additionally, in 2010 the Company approved a new agreement with the former Secretariat of Energy (Central Vuelta Obligado, the “CVO agreement”). This agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution 406/03 accrued over the 2008 - 2011 period by the generators (“CVO receivables”) and for that purpose, enabling the construction of a thermal combined cycle plant named Central Vuelta de Obligado. The CVO agreement established that the CVO receivables will be paid by CAMMESA in 120 equal and consecutive monthly installments. For the determination of the novation of CVO credits, the following mechanism was applied: the cumulative LVFVD (sale settlements with due date to be defined) were converted to USD at the exchange rate established in the agreement (ARS 3.97 per USD for the cumulative LVFVD until the execution date of the CVO Agreement and the closing exchange rate corresponding to each month for the LVFVD subsequently accumulated), the LIBOR rate was applied plus a 5% margin.

CENTRAL PUERTO S.A.

As from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”). The financial impact of the Commercial Approval is described in Note 14.1.

Under the agreement mentioned above, generators created the company Central Vuelta de Obligado S.A., which is in charge of managing the purchase of equipment, construction, operation and maintenance of the Central Vuelta de Obligado thermal power plant.

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

Finally, Resolution 95 suspended the inclusion of new contracts in the Term market as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the effective date of Resolution 95 will continue being managed by CAMMESA upon their termination. As from such termination, large users should acquire their supplies directly from CAMMESA. Also, Resolution 95 temporarily suspended the acquisition of fuel by the generation agents. All fuel purchases for the generation of electric power are centralized through CAMMESA.

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

CENTRAL PUERTO S.A.

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

d)
SGE (Secretaría de Gobierno de Energía) Resolution No. 70/2018 and Ministry of Productive Development Resolution No. 12/2019

On November 6, 2018, Resolution no. 70/2018 of the SGE was published, which resolution replaces Article 8 of Resolution issued by former SE no. 95/2013. The new article allows MEM Generators, Autogenerators and Cogenerators to obtain their own fuel. This does not alter the commitments assumed by Generation Agents within the context of MEM supply agreements with CAMMESA. It is established that generation costs with their own fuel will be valued according to the recognition mechanism of Average Variable Costs (“CVP”) recognized by CAMMESA. The Resolution also establishes that regarding those Generators not purchasing their own fuel, CAMMESA will continue the commercial management and the fuel supply.

Finally, under Resolution No. 12/2019 by the Ministry of Productive Development (published in the Official Gazette on December 30, 2019) fuel purchase for the generation of electric power is once again centralized through CAMMESA, therefore repealing the effect of Resolution No. 70/2018 of the former Secretariat of Energy, and Section 8 of Resolution No. 95/2013 of the former Secretariat of Energy and Section 4 of Resolution No. 529/2014 of the former Secretariat of Energy are back in force.

e)
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

CENTRAL PUERTO S.A.

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

–
The price of energy operated by thermal power stations is reduced. Therefore, the price for energy operated with any fuel is of 1.4 USD/MW.

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

–
Some minimum values of offered availability are reduced. Its compliance is subject to the foregoing prices.

–
A weighting factor is fixed for the foregoing prices, between 1 and 0.7, depending on the use factor of the twelve months previous to each month of the transaction.

The energy purchase agreements entered into by the Group with CAMMESA are not affected by the provisions of Resolution 1.

f)
Subsequent event - Resolution No. 31/2020 of the Secretariat of Energy

On February 27, 2020, the Secretariat of Energy published in the Official Gazette Resolution No. 31 (“Resolution 31”) which sets forth the criteria to calculate the economic transactions of energy and power that the generating parties commercialize in the spot market, which is in force as from February 1, 2020.

This new regulation, contrary to Resolution 1, establishes all prices for the remuneration of energy and power in Argentine pesos, and it sets forth that the prices shall be adjusted on a monthly basis with a formula based on the evolution of Consumer Price Index (IPC) and the Domestic Wholesale Price Index (IPIM). New power prices are generally reduced in relation to the current prices as at January 2020, and the energy prices remain equivalent, expressed in Argentine pesos instead of US dollars. Finally, this regulation introduces a new remuneration component which applies to the energy generated during the first 50 hours of maximum thermal requirement of the month (MTR, which is determined by the sum of the hours of all the thermal generation of the system), it determines different remuneration prices based on the season of the year and the energy delivered during the first and second 25 hours of MTR.

CENTRAL PUERTO S.A.

Prices established by Resolution 31 are listed below:

Energy sale:

–
The price of the energy generated by thermal power stations with natural gas is 240 ARS/MWh and with liquid fuel is 420 ARS/MWh. For hydraulic plants, the price is 210 ARS/MWh.

–
The price of energy operated by thermal power stations is 84 ARS/MWh for the energy generate from any type of fuel, and the same applies for hydraulic plants.

–
The price of energy generated from non-conventional energy sources (renewable energies) is 1,680 ARS/MWh.

–
The remuneration price in MTR hours for thermal power stations is 37,500 ARS/MWh - month, and in hydraulic power stations with power lower than 300 MW is 32,500 ARS/MWh - month and in hydraulic power stations with power higher than 300 MW, it is 27,500 ARS/MWh - month. The prices aforementioned shall apply to the energy generated during the first 25 hours of MTR (HMRT-1) and to the next 25 hours of MTR (HMRT-2) multiplied by the FRPHMRT factor, as indicated in the following table:

	FRPHMRT
Hours of maximum thermal requirement	Summer	Autumn	Winter	Spring
HMRT-1	1.2	0.2	1.2	0.2
HMRT-2	0.6	0.0	0.6	0.0

Power sale:

–
DIGO prices for thermal generators will be 360,000 ARS/MW - month for the six months of highest seasonal demand of electric energy (December, January, February, June, July and August) and 270,000 ARS/MWh - month for the remaining six months of the year (March, April, May, September, October and November).

–
The Power Base Price for hydraulic generators is:

Hidro scale	PowerBasePrice [ARS/MW-month]

Power > 300 MW	99,000
Power > 120 MW and <= 300 MW	132,000
Power > 50 MW and <= 120 MW	181,500

CPSA is making a detailed analysis of the application and impact that Resolution 31 has on the operations of the Company. Even though Resolution 31 implies a reduction in the energy sale income in the spot market, there are no doubts regarding the ability of the Company to continue as a going concern. Supply agreements entered into by the Group with CAMMESA up to date and the collection of CVO credits in US dollars shall remain unaffected by the dispositions of Resolution 31.

On April 8, 2020, the Company learned that the Secretariat of Energy may have instructed CAMMESA to postpone until further notice the application of the price update mechanism described in the second paragraph of this Note 1.2.f). Accordingly, CAMMESA did not apply the price update mechanism to the energy and power sold on March 2020. The Company is evaluating the effects that the non-application of such mechanism would have, as well as the steps to be followed in this regard.

2.
Basis of preparation of the consolidated financial statements

2.1.
Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

CENTRAL PUERTO S.A.

The attached financial statements have been prepared in order to be included in a Securities and Exchange Commission (“SEC”) filing.

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

2.1.1.
Basis of consolidation

The consolidated financial statements as of December 31, 2019 and 2018 and for each of the years ended December 31, 2019, 2018 and 2017, include the financial statements of the Group formed by the parent company and its subsidiaries: Central Vuelta de Obligado S.A., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., Proener S.A.U., CP Renovables S.A. and its subsidiaries.

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

CENTRAL PUERTO S.A.

2.1.2.
Measuring unit

The financial statements as at December 31, 2019, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods) were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

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

Due to different macroeconomic factors, the triennial inflation in 2019 was higher than such figure, as the goals of the Argentine government, and other available projections, indicate that this trend will not revert in the short term.

So as to evaluate the mentioned quantitative condition and to restate the financial statements, the Argentine Securities Commission established that the series of indexes to be used in the IAS 29 application is the one established by the Argentine Federation of Professional Councils in Economic Sciences.

Considering the before mentioned index, the inflation was of 53.83%, 47.64% and 24.79% in the years ended December 31, 2019, 2018 and 2017, respectively.

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

Pursuant to section 70 of the General Legal Entities Law No. 19,550, profit cannot be distributed as long as the legal reserve is established. Therefore, the General Shareholders’ Meeting on April 30, 2019, as described in Note 17, decided to restore the legal reserve.

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

CENTRAL PUERTO S.A.

(iii)
Non-monetary items measured at their current values at the end of the reported period are not restated to be included in the balance sheet; however, the adjustment process must be completed to determine the income (loss) produced for having those non-monetary items in the terms of a uniform measurement unit.

As at December 31, 2019, 2018 and 2017, the Company counted with the following items measured with the current value method: the share kept in foreign currency of the items Trade and other receivables, Cash and cash equivalents, Loans and borrowings that accrue interest, and Trade and other payables.

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

As at December 31, 2019, 2018 and 2017, the items subject to this restatement process were the following:

–
Monetary items at current values for a date previous to the closing of the period: certain machines, equipment, turbogroups and auxiliary equipment of the Property, Plant and Equipment item, which were measured at their fair value as at January 1, 2011.

–
Non-monetary items at historical cost: the remaining items of Property, Plant and Equipment, Intangible assets, Investment in associates, Inventories and Deferred income tax liabilities.

(v)
When borrowing costs in non-monetary assets are capitalized in accordance with IAS 23, the share of those cost compensating the creditor for the effects of inflation is not capitalized.

The Company proceeded to the activation of borrowing costs as stated in Note 2.2.6.

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

CENTRAL PUERTO S.A.

Restatement of the Statement of Changes in Equity

All the components of equity are restated by applying the general prices index as from the beginning of the period, and each variation of such components is re-expressed as from the contribution date or as from the moment in which such contribution was made through any other form, with the exception of the account “Capital stock -face value” which has been maintained for its nominal value and the effects of their restatement can be found in the account “Adjustment to capital stock”.

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

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

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

–
When the price includes an estimation element of variable payments, how that will affect the amount and the time to recognize such revenue. The concept of variable payment estimation is broad. A transaction price is considered as variable due to discounts, reimbursement, credits, price concessions, incentives, performance bonus, penalties and contingency agreements. The new model introduces a big condition for a variable consideration to be considered as revenue: only as long as it is very unlikely for a significant change to occur in the cumulative revenue amount, when the uncertainties inherent to the variable payment estimation are solved.

–
When the incurred cost to close an agreement and the costs to comply with it can be recognized as an asset.

The Company has a main revenue source, which consists on the commercialization of energy produced in the spot market and under the energy supply agreements, CAMMESA being its main customer.

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

CENTRAL PUERTO S.A.

Additionally, the Group recognizes the sales from contracts regarding the supplied energy and the prices established in such contracts, and as balancing entry it recognizes an account receivable. Such credit represents the unconditional right the Company has to receive the consideration owed by the customer. Billing for the service is monthly made by CAMMESA in the case of the contracts of the wind farms La Castellana and Achiras and for the Energía plus contract in accordance with the guidelines established by SEE; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. For the rest of the clients, billing is also monthly and done by the Company; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it.

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

2.2.4.2.
Other income and expenses - Interest

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

2.2.5.
Taxes Current income tax

Current income tax assets and liabilities for the year are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute those amounts are those that are enacted or substantively enacted, at the end of the reporting period. The statutory tax rate for the Group for the fiscal year 2019 is 30%.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of income.

Management periodically assesses the positions taken in each tax report regarding the situations in which the applicable tax regulations are subject to interpretation, and it determines whether they must be treated as uncertain tax treatment, and in such case, whether it must be treated independently or collectively with one or more tax treatments, pursuant to IFRIC 23. For these cases, we use the approach which better predicts uncertainty and applies criteria to identify and quantify uncertainties.

CENTRAL PUERTO S.A.

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
Wind turbines: 20 years.

–
Lands are not depreciated.

–
Material and spare parts: based on the useful life of related machinery and equipment to be replaced.

CENTRAL PUERTO S.A.

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

During periods ended December 31, 2019, 2018 and 2017, the Group capitalized interest for an amount of 169,850, 212,387 and 16,520, respectively. The rate used to capitalize interest corresponds to the effective rate of specific loans used to finance the projects, net of the share compensating the creditor for the effects of inflation.

2.2.7.
Intangible assets

Intangible assets acquired separately are measured on initial recognition at acquisition cost restated according to Note 2.1.2. The cost of the intangible assets acquired in a business combination is their fair value at the date of the acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization (if they are considered as having finite useful lives) and accumulated impairment losses, if any.

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

During fiscal year 2018, the Group finished the construction of wind farms La Castellana and Achiras, whereby it was agreed to construct high and medium tension lines and the electrical substation to connect the wind farms to the Argentine Interconnection System (“SADI”), a part of which were given to the companies transporting the energy in accordance with the respective contracts; therefore, such companies are in charge of the maintenance of such transferred installations. Consequently, the Group transferred 917,304 from property, plant and equipment to intangible assets.

Also, during fiscal year 2019, the Group finished the construction of wind farm La Genoveva II, whereby it was agreed to construct the electrical substation that feeds the connection of the wind farm to the SADI, a part of which were given to the company transporting the energy; therefore, such companies are in charge of the maintenance of such transferred installations. Consequently, the Group transferred 24,770 from property, plant and equipment to intangible assets.

CENTRAL PUERTO S.A.

Moreover, as a result of the business combination described in Note 2.2.20, the Group recognized an intangible asset of 6,094,377 corresponding to the turbogas and turbosteam supply agreements entered into with CAMMESA for the Thermal Station Brigadier López.

The Group’s intangible assets are described in Note 13.

2.2.8.
Impairment of property, plant and equipment and intangible assets

The Group assesses at each reporting period-end whether an existing event or one that took place after year end and provides additional evidence of conditions that existed at the end of the reporting period, indicates that an individual component or a group of property, plant and equipment and/or intangible assets with finite useful lives may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. That amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which they belong are taken.

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

In determining fair value less costs to sell, recent market transactions aretaken into account, if available. If no such transactions can be identified, an appropriate valuation model is used including obtaining appraisals from valuation specialists. These calculations are verified by valuation multiples, quoted values for similar assets on active markets and other available fair value indicators, if any.

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

Impairment losses of continuing operations are recognized in a specific line of the consolidated statement of income.

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

CENTRAL PUERTO S.A.

The Group has identified as indicators of potential impairment of its property, plant and equipment and/or its intangible assets with a limited useful life, the drop in the Company´s share price, the current economic uncertainties, the conversion of the electric energy and power spot market tariff into Argentine pesos, and in the particular case of the Company’s gas turbines, the uncertainty about the feasibility of new projects that would enable the use of the acquired turbines.

In order to measure the recoverability of its property, plant and equipment and its intangible assets with a limited useful life, with the exception of the generating groups classified as “Turbines”, the Group has estimated their value-in-use. As a result of the recoverability analysis, the Group determined that the net book value of the assets included in the cash-generating units within the electric power generation from renewable sources operating segment, and the thermal power stations Puerto Nuevo and Nuevo Puerto, the thermal power stations in Luján de Cuyo, and the hydroelectric power station Piedra del Águila, did not exceed their recoverable value as of December 31, 2019.

CGU Thermal Station Brigadier López

In addition, as of December 31, 2019, the Group estimated that the book value of the assets of Thermal Station Brigadier López exceeded its recoverable value by 3,158,799. Therefore, an impairment charge was determined and allocated on a pro-rata basis to property, plant and equipment (968,314 under the item “Electric power facilities” and 1,113,622 under the item “Construction in progress”) and to intangible assets by 1,076,863 under the item “Impairment of property, plant and equipment and intangible assets” of the consolidated statement of income for the year ended December 31, 2019. After recording this impairment, the book value of the Electric power facilities and the Construction in progress for the Thermal Station Brigadier López, amounted to 3,747,096 and 4,309,395, respectively, and the book value of the intangible assets amounted to 4,167,138.

The key assumptions to estimate the value-in-use are as follows:

-
Gross margin: the margin has been determined for the budgeted period (5 years) based on the electric energy and power spot market tariffs in Resolution 31 and energy supply agreements subscribed, whereas the costs have been determined based on the costs incurred during the first six months of operations in the power station. The most relevant cost was the thermal plant maintenance, which was estimated with the provisions from the agreement with Siemens S.A.

-
Discount rate: it represents the current market assessment of the specific risks of the Company, taking into consideration the time-value of money. The discount rate calculation is based on the circumstances of the market participants and it is derived from the weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the market participant´s investors, whereas the cost of debt is based on the conditions of the debt to which the market participants could access to. Segment-specific risk is incorporated by applying individual beta factors, which are evaluated annually based on the publicly available market data.

The after-tax discount rates considered in the determination of the value-in-use as of December 31, 2019, were 12.3% for year 2020 cashflows and 12.6% for the following years cashflows.

Any increase in the discount rate would result in an additional impairment of the CGU Thermal Station Brigadier López.

CENTRAL PUERTO S.A.

–
Macroeconomic variables: the estimated inflation and devaluation rates, as well as the exchange rates used, were obtained from well-known consulting firms, dedicated to the local and global economic analysis, widely experienced in the market. An increase in the inflation rates over the devaluation rates in relation to the macroeconomic variables considered in the determination of the value-in-use would result in an additional impairment of the CGU Thermal Station Brigadier López.

–
Growth rate used in the cashflows after the budgeted period: according to IAS 36, no growth rates were considered as from the fifth year cashflows.

Turbines

As of December 31, 2019, the Group assessed the recoverability of its turbines within property, plant and equipment, as individual assets and estimated that the book value of the generating group General Electric, which is stored in the facilities of Nuevo Puerto power station in Argentina, and the two generating groups Siemens, which are stored in the supplier’s facilities in Germany, all of them classified under the item “Turbines”, exceeded their recoverable amount by 764,780 and 480,863, respectively.

In order to determine the recoverable amount of such generating groups, the Group has considered the fair value less costs of sell approach, basing their estimation in an independent valuation performed by an external specialist. In the case of the General Electric generating unit, costs for the sale of the asset in the international market pursuant to customs and tax duties usually applicable to the purchase and sale of a similar asset were also considered.

The turbines fair value was determined using the market approach technique, which should be categorized within the Level 3 of the fair value measurement hierarchy. The key assumptions which the estimation of the turbines fair value is more sensitive to are the reference values of transactions involving similar gas turbines, considering the value per kW of power at the date of the valuations, of comparable generating groups, taking into account technical characteristics, brand and model, geographic location, preservation status, use, year of construction, among others.

The impairment charge of the above-mentioned turbines was recorded in the item “Impairment of property, plant and equipment and intangible assets” of the consolidated statement of income for the year ended December 31, 2019. After recording the impairment, the book value of the General Electric and Siemens generation groups amounts to 1,090,604 and 2,506,980, respectively.

Turbines and Thermal Station Brigadier López belong to the electric power generation from conventional sources operating segment.

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

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

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

The method to recognize the loss or income from the change in fair value depends on whether the derivative was determined as a hedge instrument; in such case, on the nature of the item it is covering. The Company can determine certain derivative as:

–
Fair value hedge;

CENTRAL PUERTO S.A.

–
Cash flow hedge;

At the beginning of the transaction, the Group records the relationship between the hedge instruments and items covered, as well as its objectives for risk management and the strategy to make different hedge operations. It also records its assessment, both at the beginning and on a continuous base, on whether the derivatives used in the hedge transactions are highly effective to compensate changes in fair value or in the cash flows of the items covered.

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

CENTRAL PUERTO S.A.

During the years ended December 31, 2019, 2018 and 2017 the expense booked in the consolidated financial statements under employee benefits expense amounts to 48,557, 20,566 and 7,930, respectively.

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

2.2.18.
Information on operating segments

For management purposes, the Group is organized in four different business units to carry out its activities, as follows:

–
Electric power generation from conventional sources: the Group is engaged in the production of electric power from conventional sources and its sale. This business unit does not include La Plata plant operations due to the sale of such facility (See Note 22.8).

CENTRAL PUERTO S.A.

–
Electric power generation from renewable sources: the Group also is engaged in the production of electric power from renewable sources and its sale.

–
Natural gas transport and distribution: through its equity investees companies Distribuidora de Gas del Centro S.A. and Distribuidora de Gas Cuyana S.A. the Group is engaged in the natural gas distribution public sector service in the Cuyo and Centro regions of Argentina and it is also engaged in the natural gas transport sector service through its equity investee Company Transportadora de Gas del Mercosur S.A. Also, the Company resells certain gas transport and distribution capacity that was previously contracted by the Company.

–
Management and operations of thermal plants: through its equity investees Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A. and its subsidiary Central Vuelta de Obligado S.A. the Group is engaged in the management and operations of these thermal plants.

The Group has three reporting segments: production of electric power from conventional sources, production of electric power from renewable sources and natural gas transport and distribution. Management and operations activities are included in others, because the information is not material.

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

CENTRAL PUERTO S.A.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as income or loss after tax from discontinued operations in the consolidated statement of income.

Additional disclosures are provided in Note 21. All other notes to the consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

2.2.20.
Business combinations

Business combinations are accounted for using the acquisition method when the Group takes effective control of the acquired business.

The Group will recognize in its financial statements the acquired identifiable assets, the liabilities assumed, any non-controlling interest and, if any, goodwill according to IFRS 3.

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. The Group elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree´s identifiable net assets.

If the business combination is made in stages, the Group will measure again its previous holding at fair value at the acquisition date and will recognize income or loss in the consolidated statement of comprehensive income.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets and the liabilities assumed. If this consideration transferred is lower than the fair value of the identifiable assets and the liabilities assumed, the gain is recognized in the consolidated statement of comprehensive income.

As described in Note 22.10, on June 14, 2019, the Company acquired the Thermal Station Brigadier López (“the Station”) and the land on which the Station is located. The fair value of the identifiable assets and liabilities transferred at the date of the acquisition, which was determined in accordance with IFRS 3, is as follows:

ARS 000
Assets

Property, plant and equipment	10,490,386
Intangible assets	6,094,377
Other non-financial assets	37,177
Trade and other receivables, net	751,875
17,373,815
Liabilities

Other loans and borrowings	(8,429,947)
Compensation and employee benefits liabilities	(9,028)
(8,438,975)
Total identifiable net assets measured at fair value	8,934,840

The business combination was accounted for using the “acquisition method” set forth in IFRS 3. Even though the legal, economic-financial, tax, technical effects and any other effects produced after the execution of the transference agreement, were deemed as produced as from April 1, 2019, the Company considered, in order to comply with IFRS 3, that the acquisition date was June 14, 2019; thus, the Company has recognized the business combination as from that date. As a result of the application of such method, the Company considers that the consideration transferred is similar to the fair value of the assets acquired and liabilities assumed at the acquisition date.

CENTRAL PUERTO S.A.

The Company has made the purchase price allocation and the valuation at fair value of the identifiable assets and the liabilities assumed based on an independent assessment made by a specialist.

The results from the operation of the Station and the results related to the associated financial debt, that were both accrued after the acquisition date, amounted to: 3,413,265 for revenues; 3,071,360 for financial costs of the financial debt; and 119,047 loss before income tax (without considering impairment of property, plant and equipment and intangible assets for 3,158,799 described in Note 2.2.8). These results have been included in the consolidated statement of income for the year ended December 31, 2019.

The Company does not have the necessary information to disclose the foregoing figures as if the acquisition of the Station took place at the beginning of this fiscal year.

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

CENTRAL PUERTO S.A.

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

2.4.
New standards and interpretations adopted

As from the fiscal year beginning January 1, 2019, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

A brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements, are presented below.

IFRS 16 Leases

In January 2016, the IASB issued the final version of IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions leases of “low-value” assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right to-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the rightof - use asset.

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

As of December 31, 2019, these changes did not have significant impact on the consolidated financial statements of the Group.

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

CENTRAL PUERTO S.A.

The Group determines whether each tax treatment should be considered independently or whether some tax treatments should be considered together, and uses an approach that provides better predictions of the resolution of the uncertainty.

The Group applies significant judgment when identifying uncertainties on the income tax treatment. The Group evaluated whether the Interpretation had an impact on its consolidated financial statements, especially within the framework of tax inflation adjustment in determining the tax income of mentioned periods:

a)
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

b)
Action for recovery - Income tax refund for fiscal period 2010

In December 2014, the Company, as merging company and continuing company of HPDA, filed an action for recovery with the tax authorities regarding the income tax for the fiscal period 2010 that amounted to 67,383 at historical values (537,681 adjusted for inflation), which was incorrectly entered by HPDA. This recourse action seeks to recover the income tax entered by HPDA in accordance with the lack of application of the inflation - adjustment mechanism established by the Income Tax Law. In December 2015, the term stated by Law no. 11 683 elapsed, the Company brought a contentious-administrative claim before the National Court to ask for its right to recourse for an amount of 67,612 at historical values (539,508 adjusted for inflation).

In October 2018, the Company was served notice of the judgment issued by the Federal Contentious- Administrative Court No. 5, which granted the right to recourse. The judgment ordered tax authorities to return the amount of 67,612 (at historical values) to the Company plus the interest stated in the BCRA Communication 14290 and ordered that legal cost must be borne by the defendant. Such judgment was appealed by the National Tax Administration, and on September 9, 2019, Division I of the National Court of Appeals of the Federal Contentious- Administrative Court (“CNACAF”) confirmed the appealed judgment. On September 24, 2019, the National Tax Administration raised Federal Extraordinary Appeal (“REF”) against CNACAF judgment, which was replied by the Company. On October 29, 2019, CNACAF granted the REF and sent the file to the Argentine Supreme Court.

c)
Action for recovery - income tax refund for fiscal years 2009, 2011 and 2012

In December 2015, the Company filed an action for recovery with the Argentine Tax Authorities in relation to income tax for the fiscal year 2009, in the amount of 20,395 at historical values (183,240 adjusted for inflation) which had been incorrectly paid by the Company in excess of our income tax liability. By filling such action, we seek to recover the excess income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law. On April 22, 2016, after the term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Tax Court. On September 27, 2019, the judge entered judgment rejecting the complaint filed by the Company. Such judgment was appealed by the Company last October 4, 2019.

In December 2018, the Company filed two administrative actions for recovery with AFIP: the first one was filed by the Company, as merging company and continuing company of HPDA, regarding the income tax for the fiscal period 2012 that amounted to 62,331 at historical values (389,131 adjusted for inflation),

CENTRAL PUERTO S.A.

which was entered in excess by HPDA. The second action for recovery was filed by the Company regarding the income tax for the same fiscal period that amounted to 33,265 at historical value (207,673 adjusted for inflation), which was entered in excess by the Company. These actions seek to recover the income tax entered by HPDA and the Company in accordance with the lack of application of the inflation-adjustment mechanism aforementioned. On September 12, 2019, the Company filed both actions with the Federal Contentious- Administrative Court against AFIP-DGI in accordance with Section 82, paragraph “c” of Law no. 11,683 (restated text 1998 as amended), as the term established in the second paragraph of Section 81 of such law had elapsed.

After adopting the Interpretation, the Group considered, based on the opinion of its legal advisors and considering the new guidelines introduced by IFRIC 23: 1) regarding the income tax 2014 determination stated in a), that it is probable that tax authorities will accept the Company’s position and, therefore, it is not required to record a liability under such item, and 2) regarding actions for recovery of income tax, except for the case of the action for recovery filed by HPDA for the fiscal period 2011, that it is also probable that tax authorities will accept the Company’s positions; therefore, an asset has been recognized for such actions.

Consequently, the Company has recognized an income for 756,526 regarding the adoption of IFRIC 23, with an impact on retained earnings at the beginning of this fiscal year, as it is established by the Interpretation, and an asset for 127,441 included in the item “Other non-financial assets” of Current Assets under “Income Tax Credits”.

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

Amendments to IFRS 3: Definition of a business

In October 2018, IASB issued amendments to the definition of a business through IFRS 3 “Business combinations” to make it easier for companies to decide whether activities and assets they acquire are a business or not. The standard clarifies the minimum requirements for the existence of a business, removes the test on whether market participants can replace the missing elements; it adds a guide to help companies evaluate if an acquired process is significant; it reduces the definitions of a business and results, and it introduces an optional concentration test of reasonable value. New examples were provided together with the amendments.

Since amendments are applied prospectively to the transactions or other events that occur on the date of the first application or later, the Group shall not be affected by these amendments on the transition date.

Amendments to IAS 1 and to IAS 8: Definition of material

In October 2018, IASB issued amendments to IAS 1 “Presentation of Financial Statements” and to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to align the definition of “material” through the standards and to clarify certain aspects of the definition. The new definition establishes that: “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

CENTRAL PUERTO S.A.

The amendment to the definition of material is not expected to have a significant impact on the consolidated financial statements of the Group.

3.
Investment in associates

The book value of investment in associates as of December 31, 2019 and 2018 amounts to:

	12-31-2019	12-31-2018
	ARS 000	ARS 000

Termoeléctrica José de San Martin S.A.	64,947	85,365
Termoeléctrica Manuel Belgrano S.A.	69,836	75,590
ECOGAS Group (Note 3.2)	3,219,803	2,810,346
Transportadora de Gas del Mercosur S.A.	95,879	102,574
Others	104	213
	3,450,569	3,074,088

The share of the profit of associates for the years ended December 31, 2019, 2018 and 2017 amounts to

	2019	2018	2017
	ARS 000	ARS 000	ARS 000

Termoeléctrica José de San Martin S.A.	45,936	55,244	50,463
Termoeléctrica Manuel Belgrano S.A.	44,762	44,958	53,506
ECOGAS Group (Note 3.2)	1,021,975	1,555,590	1,117,929
Transportadora de Gas del Mercosur S.A.	(6,695)	(4,040)	582,119
Others	7,319	693	443
	1,113,297	1,652,445	1,804,460

3.1.
TJSM and TMB

As of December 31, 2019, the Group has a 30.8752% interest in TSM and 30.9464% interest in TMB, which are engaged in managing the purchase of equipment, and building, operating and maintaining the power plants. TSM and TMB are private, unlisted companies.

After termination of the supply agreements with TSM and TMB dated February 2, 2020 and January 7, 2020, respectively, as described in Note 1.2 a), trust agreements also terminated. As from those dates, a 90-workingday period commenced in which TSM and TMB and their shareholders had to perform all the company acts necessary to allow the Argentine Government to receive the corresponding shares in the capital of TSM and TMB that their contributions give them rights to.

On January 3, 2020, i.e. before the aforementioned 90-day period commenced, the Argentine Government (through the Ministry of Productive Development) served notice to the Company (together with TSM, TMB and their other shareholders and BICE, among others) stating that, according to the Final Agreement for the Re-adaptation of WEM, TSM and TMB shall perform the necessary acts to incorporate the Argentine Government as shareholder of both companies, acknowledging the same equity interest rights: 65.006% in TMB and 68.826% in TSM. On January 9, 2020, the Company, together with the other generation shareholders of TSM and TMB, rejected such act understanding that the equity interest the Government claims does not correspond with the contributions made for the construction of power stations and that gave it right to claim such equity interest. On March 4, 2020, we were notified on two notes sent by the Minister of Productive Development whereby they answered the one sent by the Company on January 9, 2020 - mentioned above -, ratifying the terms of the note notified to the Company on January 3, 2020. At the issue date of these financial statements, the Company is evaluating future steps.

CENTRAL PUERTO S.A.

On the other hand, the Company, together with the other shareholders of TSM and TMB (as guarantor within the framework and the limits stated by the Final Agreement for the Re-adaptation of WEM, Note SE no. 1368/05 and trust agreements), BICE, TSM, TMB and SE signed: a) on January 7, 2020 an amendment addenda of the Operation and Maintenance (“OMA”) of Thermal Manuel Belgrano and b) on January 9, 2020 an amendment addenda of the Operation and Maintenance Agreement (“OMA”) of Thermal San Martín, for which the validity of TMB and TSM OMA was extended until the effective transference of the trust’s liquidation equity.

The values recorded in these financial statements for the investments in TMB and TSM are detailed in Note 3.

During the years ended December 31, 2019 and 2018, the Company received cash dividends from TMB and TSM for 117,227 and 84,337, respectively.

3.2.
Investments in gas distribution

The Group holds ownership interests of 42.31% in Inversora de Gas del Centro S.A. (“IGCE”, the controlling company of Distribuidora de Gas del Centro S.A. “DGCE” and Distribuidora de Gas Cuyana S.A. “DGCU”) and 17.20% in DGCE (from now on, “ECOGAS Group”). Consequently, the Group holds, both directly and indirectly, a 40.59% of the capital stock of DGCE, and, indirectly, a 21.58% interest in DGCU, both of which are engaged in the distribution of natural gas. The Company does not control such companies.

IGCE is a private, unlisted company which holds a 51% equity interest in DGCE, a company engaged in the distribution of natural gas in the provinces of Cordoba, La Rioja and Catamarca, Argentine, and a 51% equity interest in DGCU, a company engaged in the distribution of natural gas in the provinces of Mendoza, San Juan and San Luis.

During September 2019, the Group received dividends of 278,868 from ECOGAS Group. On October 31, 2019 the Group received dividends of 333,653 from ECOGAS Group.

On February 23, 2018, the Company´s Board of Directors approved the sale process of up to 27,597,032 DGCE shares, which represent 17,20% of its capital stock, through a potential initial public offering of DGCE in the Argentine Republic. On March 14, 2018, the Company authorized the offer of up to 10,075,952 shares of DGCE, subject to market conditions. However, due to market reasons, DGCE shareholders decided to postpone the offer. On October 24, 2019, CNV notified DGCE on the resolution whereby it decided to cancel, as of that date, the authorization given to DGCE to make a public offer of its shares due to an absence of negotiable instruments placing.

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

CENTRAL PUERTO S.A.

4.
Operating segments

The following provides summarized information of the operating segments for the years ended December 31, 2019, 2018 and 2017:

2019	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	32,118,483	3,045,780	30,024,854	1,674,019	(30,902,352)	35,960,784
Cost of sales	(17,637,834)	(728,031)	(22,336,691)	(1,090,658)	22,836,540	(18,956,674)
Administrative and selling expenses	(2,363,535)	(269,870)	(3,925,748)	-	3,925,748	(2,633,405)
Other operating income	18,246,996	84,528	1,147,076	21,680	(1,147,076)	18,353,204
Other operating expenses	(13,676)	(253,440)	(37,761)	(3,638)	37,761	(270,754)
Impairment of property, plant and equipment and intangible assets	(4,404,442)	-	-	-	-	(4,404,442)

Operating income	25,945,992	1,878,967	4,871,730	601,403	(5,249,379)	28,048,713

Other (expenses) income	(17,701,140)	(2,756,412)	(1,938,960)	(161,921)	3,170,575	(19,387,858)

Net income for the segment	8,244,852	(877,445)	2,932,770	439,482	(2,078,804)	8,660,855
Share in the net income for the segment	8,244,852	(877,445)	1,047,213	246,235	-	8,660,855

2018	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	20,323,323	921,939	26,306,641	1,697,151	(27,304,293)	21,944,761
Cost of sales	(9,208,981)	(271,617)	(17,463,403)	(1,020,126)	17,985,484	(9,978,643)
Administrative and selling expenses	(1,981,869)	(155,380)	(3,113,691)	-	3,113,691	(2,137,249)
Other operating income	20,202,668	115,074	354,251	23,273	(354,251)	20,341,015
Other operating expenses	(92,676)	(109,556)	(86,149)	(2,182)	86,149	(204,414)
CVO receivables update	16,947,737	-	-	-	-	16,947,737

Operating income	46,190,202	500,460	5,997,649	698,116	(6,473,220)	46,913,207

Other (expenses) income	(18,591,109)	(2,680,494)	(1,766,571)	(223,892)	2,360,781	(20,901,285)

Net income for the segment	27,599,093	(2,180,034)	4,231,078	474,224	(4,112,439)	26,011,922
Share in the net income for the segment	27,599,093	(2,180,034)	392,480	200,383	-	26,011,922

2017	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1)	Others (1)	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	14,827,241	-	16,276,782	1,140,257	(17,417,039)	14,827,241
Cost of sales	(7,997,976)	-	(11,477,562)	(731,478)	12,209,040	(7,997,976)
Administrative and selling expenses	(1,576,650)	(48,216)	(2,634,414)	-	2,634,414	(1,624,866)
Other operating income	1,415,872	14,865	5,289,224	-	(5,289,224)	1,430,737
Other operating expenses	(199,642)	(15,936)	(72,944)	-	72,944	(215,578)

Operating income	6,468,845	(49,287)	7,381,086	408,779	(7,789,865)	6,419,558

Other (expenses) income	(1,212,375)	(133,091)	(879,511)	(80,307)	2,763,834	458,550

Net income for the segment	5,256,470	(182,378)	6,501,575	328,472	(5,026,031)	6,878,108
Share in the net income for the segment	5,256,470	(182,378)	1,700,048	103,968	-	6,878,108

(1)
Includes information from associates.
(2)
Includes income (expenses) related to resale of gas transport and distribution capacity.

CENTRAL PUERTO S.A.

Major customers

During the years ended December 31, 2019, 2018 and 2017 revenues from CAMMESA amounted to 96%, 93% and 95%, respectively, from total Group revenues.

5.
Revenues
	2019	2018	2017
	ARS 000	ARS 000	ARS 000

Revenues from Resolution 1, SEE 19, SGE Resolution 70/2018, and amendments	27,378,909	19,487,339	14,052,286
Sales under contracts	7,350,706	1,379,572	420,401
Steam sales	434,648	378,351	354,554
Resale of gas transport and distribution capacity	286,282	298,264	-
Revenues from CVO thermal plant management	510,239	401,235	-
	35,960,784	21,944,761	14,827,241

6.
Operating expenses

6.1.
Cost of sales

	2019	2018	2017
	ARS 000	ARS 000	ARS 000

Inventories at beginning of each year	454,703	408,928	335,398

Purchases and operating expenses for each year:
Purchases	10,389,171	3,376,246	861,551
Operating expenses (Note 6.2)	8,914,563	6,648,172	7,209,955
	19,303,734	10,024,418	8,071,506

Inventories at the end of each year	(801,763)	(454,703)	(408,928)
	18,956,674	9,978,643	7,997,976
6.2.
Operating, administrative and selling expenses

	2019		2018		2017
Accounts	Operatingexpenses	Administrativeand sellingexpenses	Operating expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	2,369,554	872,926	2,109,033	846,912	2,210,050	814,878
Other long-term employee benefits	68,826	6,990	43,215	6,975	65,617	10,521
Depreciation of property, plant and equipment	1,969,472	245	1,757,620	-	1,848,955	275
Amortization of intangible assets	1,421,176	-	537,912	-	506,999	-
Purchase of energy and power	93,653	-	67,914	2,141	194,533	-
Fees and compensation for services	426,254	742,072	381,195	527,503	483,946	419,832
Maintenance expenses	1,313,425	136,693	739,966	238,114	922,545	64,350
Consumption of materials and spare parts	471,769	-	248,115	377	283,936	-
Insurance	345,118	13,110	371,465	5,401	351,370	4,756
Levies and royalties	384,348	-	343,163	-	327,354	-
Taxes and assessments	33,971	200,796	31,457	74,535	9,387	74,946
Tax on bank account transactions	4,924	628,355	3,807	394,314	-	211,435
Others	12,073	32,218	13,310	40,977	5,263	23,873
Total	8,914,563	2,633,405	6,648,172	2,137,249	7,209,955	1,624,866

CENTRAL PUERTO S.A.

7.
Other income and expenses

7.1.
Other operating income

	2019	2018	2017
	ARS 000	ARS 000	ARS 000

Interest earned from customers	6.435.008(1)	2.497.175(1)	673,144(1)
Foreign exchange difference, net	11.912.288(2)	17.542.426(2)	179,521(2)
Recovery of insurance	248	279,167	568,062
Others	5,660	22,247	10,010
	18,353,204	20,341,015	1,430,737
(1)
Includes 23,686, 52,908 and 53,489 related to receivables under FONINVEMEM I and II Agreements for the years ended December 31, 2019, 2018 and 2017, respectively. It also includes 2,425,779 and 1,707,897 related to CVO receivables for the years ended December 31, 2019 and 2018, respectively.
(2)
Includes 450,546, 1,019,092 and 261,589 related to receivables under FONINVEMEM I and II Agreements for the years ended December 31, 2019, 2018 and 2017, respectively. It also includes 10,775,554 and 15,567,267 related to CVO receivables for the years ended December 31, 2019 and 2018.

7.2.
Other operating expenses

	2019	2018	2017
	ARS 000	ARS 000	ARS 000

Charge related to the provision for lawsuits and claims	(5,282)	(136,959)	(157,223)
Impairment of material and spare parts	(31,568)	(58,295)	(52,920)
Charge related to the allowance for doubtful accounts	(9,667)	-	-
Charge related to discount tax credits	(223,885)	-	-
Others	(352)	(9,160)	(5,435)
	(270,754)	(204,414)	(215,578)

7.3.
Finance income

	2019	2018	2017
	ARS 000	ARS 000	ARS 000

Interest earned	29,483	79,534	366,630
Net income on financial assets at fair value through profit or loss (1)	1,261,304	785,696	171,545
Foreign exchange differences	2,309,920	2,048,075	103,034
Net income on disposal of financial assets at fair value through other comprehensive income (1)	-	594,371	1,756,755
	3,600,707	3,507,676	2,397,964

(1)
Net of 96,035, 55,524 and 139,001 corresponding to turnover tax for the years ended December 31, 2019, 2018 and 2017.

7.4.
Finance expenses

	2019	2018	2017
	ARS 000	ARS 000	ARS 000

Interest on loans and borrowings from CAMMESA	(3,211,221)	(2,274,567)	(1,709,009)
Foreign exchange differences	(12,028,829)	(7,328,225)	(124,072)
Bank commissions for loans and others	(160,134)	(90,005)	(13,914)
Others	(524,683)	-	-
	(15,924,867)	(9,692,797)	(1,846,995)

CENTRAL PUERTO S.A.

8.
Movements from financial assets at fair value through other comprehensive income

	2019	2018	2017
	ARS 000	ARS 000	ARS 000

Financial assets at fair value through other comprehensive income
Gain for the year	-	98,727	693,767
Reclassification adjustments to income	-	(631,953)	(1,875,808)
Loss for financial assets at fair value through other comprehensive income	-	(533,226)	(1,182,041)

9.
Income tax

The major components of income tax during the years ended December 31, 2019, 2018 and 2017, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	2019	2018	2017
	ARS 000	ARS 000	ARS 000

Current income tax
Income tax charge for the year	(6,955,388)	(8,486,629)	(2,911,706)
Adjustment related to current income tax for the prior year	27,900	(8,130)	75,019

Deferred income tax
Related to the net variation in temporary differences	1,182,246	(1,664,873)	1,173,486
Income tax	(5,745,242)	(10,159,632)	(1,663,201)

Consolidated statement of comprehensive income

	2019	2018	2017
	ARS 000	ARS 000	ARS 000

Income tax for the year related to items charged or credited directly to equity
Deferred income tax income (expense)	11,563	203,772	420,226
Income tax credited charged to other comprehensive income	11,563	203,772	420,226

CENTRAL PUERTO S.A.

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the years ended December 31, 2019, 2018 and 2017, is as follows:

	2019	2018	2017
	ARS 000	ARS 000	ARS 000

Income before income tax from continuing operations	14,406,097	36,171,554	8,541,310
Income before income tax from discontinued operations	-	505,823	1,817,207
Income before income tax	14,406,097	36,677,377	10,358,517

At statutory income tax rate of 30%	(4,321,830)	(11,003,212)	-
At statutory income tax rate of 35%	-	-	(3,625,481)
Share of the profit of associates	175,163	(23,313)	240,131
Adjustment related to current income tax for the prior year	27,900	(8,130)	73,943
Effect related to statutory income tax rate change	82,096	282,393	2,103,769
Effect of IFRIC 23 adoption	63,751	-	-
Effect related to the discount of income tax payable	(560,260)	1,122,483	130,070
Loss on net monetary position	(920,182)	(605,627)	(1,236,983)
Business combination tax effects	(194,965)	-	-
Others	(96,915)	(5,199)	51,380
	(5,745,242)	(10,240,605)	(2,263,171)
Income tax attributable to continuing operations	(5,745,242)	(10,159,632)	(1,663,201)
Income tax attributable to discontinued operations	-	(80,973)	(599,970)
	(5,745,242)	(10,240,605)	(2,263,171)

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income from continuing operations and statement of other comprehensive income
	12-31-2019	12-31-2018	2019	2018	2017
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	3,589	995	2,594	15,105	(674)
Provision for plant dismantling	-	-	-	(89,283)	(34,923)
Other financial assets	(275,414)	(224,629)	(50,785)	(135,569)	454,261
Employee benefit liability	80,022	66,857	13,165	(6,335)	(15,799)
Provisions and others	45,729	147,316(1)	28,614	22,303	14,143
Investments in associates	(765,806)	(642,370)	(123,436)	(189,080)	(319,961)
Receivables and other non-financial liabilities	-	-	-	-	2,321
Property, plant and equipment - Material & spare parts - Intangible assets	(4,574,935)	(5,356,873)	781,938	(809,037)	584,277
Deferred income	(2,106,027)	(2,801,660)	695,633	(1,836,310)	910,065
Tax loss carry-forward	1,653,837	1,436,586	217,251	1,363,333	-
Tax inflation adjustment - Asset	449,144	-	449,144	-	-
Tax inflation adjustment - Liability	(820,309)	-	(820,309)	-	-
Deferred income tax (expense) income			1,193,809	(1,664,873)	1,593,710
Deferred income tax liabilities, net	(6,310,170)	(7,373,778)

(1) Includes 130,201 charged to retained earnings as effect of IFRIC 23 adoption.

CENTRAL PUERTO S.A.

As of December 31, 2019, the Group holds tax loss carry-forward in its subsidiaries for 1,653,838 that can be utilized against future taxable profit from such entities as described below:

	Expiration year
	2021	2022	2023	2024	Total

CP Achiras S.A.U.	-	-	279,906	141,824	421,730
CP La Castellana S.A.U.	313	22,742	576,312	240,785	840,152
CPR Energy Solutions S.A.U.	-	4	1,086	62,386	63,476
CP Manque S.A.U.	-	-	-	86,410	86,410
CP Los Olivos S.A.U.	-	-	-	2,639	2,639
Vientos La Genoveva S.A.U.	-	-	1,734	21,959	23,693
Vientos La Genoveva II S.A.U.	-	-	49,888	165,786	215,674
Proener S.A.U.	3	6	14	41	64
	316	22,752	908,940	721,830	1,653,838

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	2019	2018
	ARS 000	ARS 000

Deferred income tax asset	1,134,060	1,609,682
Deferred income tax liability	(7,444,230)	(8,983,460)
Deferred income tax liability, net	(6,310,170)	(7,373,778)

10.
Earnings per share

Earnings per share amounts are calculated by dividing net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares during the year, net number of treasury shares.

There are no transactions or items generating an effect of dilution.

The following reflects information on income and the number of shares used in the earnings per share computations:

	2019	2018	2017
	ARS 000	ARS 000	ARS 000

Income attributable to equity holders of the parent
Continuing operations	8,808,815	26,525,968	6,922,583
Discontinued operations	-	424,850	1,217,236
	8,808,815	26,950,818	8,139,819

Weighted average number of ordinary shares	1,505,170,408	1,505,170,408	1,505,170,408

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these consolidated financial statements that may produce a dilution effect.

CENTRAL PUERTO S.A.

11.
Inventories

	2019	2018
	ARS 000	ARS 000

Non-current:
Materials and spare parts	267,813	256,536
Provision for obsolete inventory	(123,644)	(141,643)
	144,169	114,893
Current:
Materials and spare parts	648,343	325,579
Fuel oil	7,461	11,477
Diesel oil	1,790	2,754
	657,594	339,810

12.
Property, plant and equipment

	Lands and buildings	Electric power facilities	Wind turbines	Gas turbines (1)	Construction in progress (2)	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Cost

01-01-2018	2,934,036	32,913,705	-	8,749,994	6,541,142	2,365,227	53,504,104
Additions	9,979	1,251,903	-	295,286	9,114,104	33,899	10,705,171
Transfers	1,273,272	969,761	5,414,664	(873,794)	(7,701,207)(3)	-	(917,304)
Disposals	-	(238,751)	-	-	(76,898)	(15,265)	(330,914)
12-31-2018	4,217,287	34,896,618	5,414,664	8,171,486	7,877,141	2,383,861	62,961,057
Additions	1,058,393(4)	8,475,993(4)	-	-	17,715,225(4)	62,547(4)	27,312,158
Transfers	1,037,544	606,026	4,461,649	(3,328,259)	(2,810,967)(3)	66	(33,941)
Disposals	-	-	-	-	-	(2,385)	(2,385)
12-31-2019	6,313,224	43,978,637	9,876,313	4,843,227	22,781,399	2,444,089	90,236,889

	Lands and buildings	Electric power facilities	Wind turbines	Gas turbines	Construction in progress	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Depreciation and impairment

01-01-2018	694,019	23,951,101	-	-	-	2,012,848	26,657,968
Depreciation for the year	60,979	1,500,126	119,993	-	-	76,522	1,757,620
Disposals	-	(157,841)	-	-	-	(12,505)	(170,346)
12-31-2018	754,998	25,293,386	119,993	-	-	2,076,865	28,245,242

Depreciation for the year	125,489	1,476,645	327,858	-	-	39,725	1,969,717
Disposals and impairment	-	968,314	-	1,245,643	1,113,622	(2,382)	3,325,197
12-31-2019	880,487	27,738,345	447,851	1,245,643	1,113,622	2,114,208	33,540,156

Net book value:
12-31-2019	5,432,737	16,240,292	9,428,462	3,597,584	21,667,777	329,881	56,696,733
12-31-2018	3,462,289	9,603,232	5,294,671	8,171,486	7,877,141	306,996	34,715,815

(1)
As of December 31, 2019, 2018 and 2017, the Company held gas turbines, one of which was transferred to construction in progress because it is being used for new generation capacity in the project called “Terminal 6 San Lorenzo”.
(2)
The Group has capitalized borrowing costs for a total amount of 169,850, 212,387 and 16,520 during the years ended December 31, 2019, 2018 and 2017.
(3)
Includes 33,941 and 917,304 transferred during 2019 and 2018, respectively, to intangible assets related to transmission lines and electrical substations that were transferred to electric energy transportation companies See Note 2.2.7.
(4)
Includes 1,041,387 belonging to real estate, 4,021,541 belonging to electric power facilities, 5,423,017 belonging to construction progress and 4,441 belonging to other, that were added to the Company’s equity through the business combination described in Note 2.2.20.

CENTRAL PUERTO S.A.

13.
Intangible assets

	Concession right	Transmission lines for Achiras and La Castellana wind farms	Electrical substation for La Genoveva II wind farm	Turbogas and turbosteam supply agreements for thermal station Brigadier López	Other	Total
Cost	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

01-01-2018	12,160,063	-	-	-	1,095,324	13,255,387
Transfers	-	917,304(1)	-	-	-	917,304
12-31-2018	12,160,063	917,304	-	-	1,095,324	14,172,691
Additions	-	-	-	6,094,377	-	6,094,377
Transfers	-	9,171(1)	24,770(1)	-	-	33,941
12-31-2019	12,160,063	926,475	24,770	6,094,377	1,095,324	20,301,009

Amortization and impairment

01-01-2018sss	9,118,079	-	-	-	1,078,192	10,196,271
Amortization for the year	506,998	30,914	-	-	-	537,912
12-31-2018sss	9,625,077	30,914	-	-	1,078,192	10,734,183
Amortization for the year	506,997	46,264	407	850,376	17,132	1,421,176
Impairment	-	-	-	1,076,863	-	1,076,863
12-31-2019	10,132,074	77,178	407	1,927,239	1,095,324	13,232,222

Net book value

12-31-2018	2,534,986	886,390	-	-	17,132	3,438,508
12-31-2019	2,027,989	849,297	24,363	4,167,138	-	7,068,787

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

–
the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

–
the grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

Upon Resolution 95 passed by Argentine government the Company´s concession right of Piedra del Águila hydroelectric power plant met both conditions above.

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

Fees and royalties: the Intergovernmental Basin Authority is entitled to a fee of 2.5% of the plant’s revenues, and the provinces of Rio Negro and Neuquén are entitled to royalties of 12% of such revenues. For the years ended December 31, 2019, 2018 and 2017, the fees and royalties amounted 367,787, 329,714 and 312,291, respectively and they were shown in operating expenses in the consolidated statement of income.

Contractual capital investment obligations and obligations relating to maintenance expenditure on infrastructure under concession are not significant.

Transmission lines of wind farms Achiras and La Castellana

As mentioned in Note 2.2.7, the Group finished the construction of wind farms La Castellana and Achiras, whereby it was agreed to construct high and medium tension lines and the electrical substation to connect the wind farms to SADI, a part of which were given to the companies transporting the energy in accordance with the respective contracts; therefore, such companies are in charge of the maintenance of such transferred installations. Consequently, the Group recognized intangible assets for an amount of 917,304, which were transferred from property, plant and equipment to intangible assets.

Electrical substation of wind farm La Genoveva II

As mentioned in Note 2.2.7, during 2019 the Group finished the construction of wind farms La Genoveva II, whereby it was agreed to construct the electrical substation that feeds the connection of the wind farm to the SADI, a part of which were given to the company transporting the energy; therefore, such company is in charge of the maintenance of such transferred installations. Consequently, the Group recognized intangible assets for an amount of 24,770, which were transferred from property, plant and equipment.

Turbogas and turbosteam supply agreements for Thermal Station Brigadier López

During fiscal year 2019, as a result of the business combination described in Note 2.2.20, the Group recognized an intangible asset for 6,094,377 related to turbogas and turbosteam supply agreements entered into with CAMMESA regarding Thermal Station Brigadier López.

14.
Financial assets and liabilities

14.1. Trade and other receivables

	12-31-2019	12-31-2018
	ARS 000	ARS 000
Non-current:
Trade receivables - CAMMESA	24,249,101	25,646,269
Guarantee deposits	43	66
	24,249,144	25,646,335

Current:
Trade receivables - CAMMESA	13,797,625	15,852,314
Trade receivables - YPF SA and YPF Energía Eléctrica SA	316,194	116,693
Trade receivables - Large users	399,328	135,368
Receivables from associates and other related parties	816	1,324
Other receivables	1,139,532	173,970
	15,653,495	16,279,669

Allowance for doubtful accounts - Note 14.1.1.	(12,548)	(5,696)
	15,640,947	16,273,973

CENTRAL PUERTO S.A.

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

CVO receivables: The Company accrues interests since the Commercial Approval date and according to the rate agreed in the CVO agreement, as described in Note 1.2.a).

LVFVD (Sales Liquidations with Maturity Dates to be Defined): The Company recognized interest on the LVFVDs when CAMMESA determined the amount of interest and notified the Company through a billing document.

Trade receivables related to YPF and large users accrue interest as stipulated in each individual agreement. The average collection term is generally from 30 to 90 days.

FONINVEMEM I and II: The receivables under FONINVEMEM I and II Agreements are included under “Trade receivables - CAMMESA”. Such receivables are collected in 120 equal, consecutive monthly installments beginning in February and January 2010, when Thermal Jose de San Martin and Thermal Manuel Belgrano plants, commenced operations, respectively. Since those dates, CAMMESA has made all payments of principal and interest in accordance with the above-mentioned contractual agreements.

During the years ended December 31, 2019, 2018 and 2017 collections of these receivables amounted to 1,126,122, 1,006,172 and 881,624, respectively.

As mentioned in Note 1.2.a), during January and February 2020 we collected the last installments from the total 120 installments that were established by TMB and TSM agreements, respectively.

CVO receivables

As described in note 1.2.a), in 2010 the Company approved the “CVO agreement” and as from March 20, 2018, CAMMESA granted the “Commercial Approval”.

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company collects the CVO receivables converted in US dollars in 120 equal and consecutive installments. The onetime estimated income (before income tax) in relation to the increase in value due to the novation of CVO receivables to US dollars as of March 20, 2018 (due to the combined effect of exchange rate variation and the application of LIBOR rate plus a 5% margin) reaches approximately 16,947,737and it was recognized in the consolidated income statement for the year ended December 31, 2018 under “CVO receivables update”.

CVO receivables are expressed in USD and they accrue LIBOR interest at a 5% rate.

During the year ended December 31, 2019, we collected 8,446,410 as payment for the installments 1 to 20 of the CVO receivables.

CENTRAL PUERTO S.A.

LVFVD receivables:

On September 3, 2019, CAMMESA and the Company entered into a final agreement to settle the LVFVD receivables balance, once the balances owed by the Company corresponding to the loans and prepayments granted by CAMMESA, which were classified under the item “Borrowings from CAMMESA” (Note 14.4), were offsetted. As a result of such agreement, an 18% reduction was fixed on the balance of capital plus interest accrued as at that date. Moreover, the Company waived any complaint related to such receivables. Pursuant to the executed agreement, during September 2019, the Company collected 1,815,251 and booked a net profit of 3,912,232, which was recognized in “Interest earned from customers” under the item “Other operating income” of the consolidated income statement for the year ended December 31, 2019.

The information on the Group’s objectives and credit risk management policies is included in Note 20.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	<90 days	90-180 days	180-270 days	270-360 days	>360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

12-31-2019	39,890,091	36,869,904	2,998,181	4,284	3,598	-	14,124

14.1.1. Allowance for doubtful accounts

	12-31-2019				12-31-2018
Item	At beginning	Increases	Decreases	At end	At end

Allowance for doubtful accounts - Trade and other receivables	5,696	8,983	(2,131)(1)	12,548	5,696
Total 12-31-2019	5,696	8,983	(2,131)	12,548
Total 12-31-2018	3,977	3,390	(1,671)(1)		5,696
(1) Income (loss) on net monetary position.

14.2.
Trade and other payables

	12-31-2019	12-31-2018
	ARS 000	ARS 000
Current:
Trade payables	5,562,582	2,618,769
Insurance payable	316,858	4,663
Payables to associates	19,996	37,817
	5,899,436	2,661,249

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 20.

For the terms and conditions of payables to related parties, refer to Note 19.

CENTRAL PUERTO S.A.

14.3.
Other loans and borrowings

	12-31-2019	12-31-2018
	ARS 000	ARS 000
Non-current

Long-term loans for project financing (Notes 14.3.1, 14.3.2, 14.3.3, 14.3.4, 14.3.5, 14.3.6 and 22.10)	30,389,083	7,979,240
Derivative financial liabilities not designated as hedging instrument - Interest rate swap	298,194	26,244
	30,687,277	8,005,484

	12-31-2019	12-31-2018
	ARS 000	ARS 000
Current

Long-term loans for project financing (Notes 14.3.1,14.3.2, 14.3.3, 14.3.4, 14.3.5, 14.3.6 and 22.10)	6,541,964	690,229
Short-term loans - Banco Macro S.A. (Note 14.3.7)	1,117,926	-
Banco Galicia y Buenos Aires S.A. loan	-	331,638
Bank and investment accounts overdrafts	366,002	12,914
	8,025,892	1,034,781

14.3.1. Loans from the IIC-IFC Facility

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

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

CENTRAL PUERTO S.A.

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

As of December 31, 2019, the Group has met the requirements described in (i) and (ii) above.

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

Under the subscribed trust guarantee agreement, as at December 31, 2019 and 2018, there are commercial liabilities with specific assignment for the amount of 578,715 and 622,135.

As of December 31, 2019 and 2018, the balance of these loans amounts to 8,374,017 and 9,690,574, respectively.

14.3.2.
Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo project described in Note 22.7.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15% and it is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of (a) as at December 31, 2019 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As at December 31, 2019, the Company has complied with that requirement.

On May 23, 2019 a first reimbursement for the amount of USD 43.7 million was received, and on July 26, 2019, a second reimbursement for the amount of USD 4.9 million was received. On August 23, 2019, interest was capitalized for USD 0.3 million. On November 15, 2019, a third reimbursement for the amount of USD 4.3 million was received. Finally, on December 4 and 30, 2019, the fourth and fifth reimbursements were received: for the amount of USD 1.3 million and USD 0.7 million, respectively. This way, the expected reimbursements were completed for this loan for a total amount of USD 55.2 million.

As at December 31, 2019, the balance of this loan amounts to 2,725,937.

14.3.3.
Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López (See Note 22.10), as well as to fund future capital expenses and other expenses.

CENTRAL PUERTO S.A.

Pursuant to the agreement, this loan accrues an adjustable interest rate based on LIBOR plus a margin and it is amortizable quarterly in 5 equal and consecutive installments as from 18 months from the execution of the loan agreement.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of USD 500 million. As at December 31, 2019, the Company has complied with such obligations.

On June 14, 2019 the loan funds were fully disbursed. As at December 31, 2019, the balance of the loan amounts to 10,679,761.

14.3.4.
Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

Pursuant to the terms of the agreement subscribed with Vientos La Genoveva S.A.U., this loan accrues an interest rate equal to LIBOR plus 6.50% and it is amortizable quarterly in 55 installments as from November 15, 2020.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the project reaches the commercial operations date) hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to the Guarantee Agreement, among other customary covenants for this type of facilities, CPSA has committed, until the project completion date, to maintain (i) a leverage ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, CPSA, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U.

As of December 31, 2019, the Group has met the requirements described in (i) and (ii) above.

On November 22, 2019 the loan funds were fully disbursed. As at December 31, 2019, the balance of the loan amounts to 4,451,497.

14.3.5.
Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U.

On May 24, 2019, CPR Energy Solutions S.A.U. (subsidiary of CPR) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to fund the construction of the wind farm “La Castellana II”.

According to the executed agreement, this loan accrues a fixed interest rate equal to 8.5% during the first year and it is amortizable quarterly in 25 installments as from May 24, 2020.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by CPR Energy Solutions S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, promissory notes and other agreements have been executed.

CENTRAL PUERTO S.A.

Pursuant to the Collateral, among other obligations, CPSA has agreed to maintain a debt ratio of no more than 3.75:1.00 until the date of completion of the project. In addition, CPSA, under certain conditions, agreed to make capital contributions, directly or indirectly, to subsidiary CPR Energy Solutions S.A.U. Moreover, CPSA has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over CPR Energy Solutions S.A.U. As at December 31, 2019, the Company has complied with such obligations.

On May 24, 2019 the loan funds were fully disbursed. As at December 31, 2019, the balance of this loan amounts to 742,827.

14.3.6.
Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95% and it is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares and promissory notes have been signed, while guarantee agreements on wind turbines and direct agreements are in process of being issued, under the terms defined by the loan agreement.

Pursuant to the Collateral, among other obligations, CPSA has agreed, until the project termination date, to maintain a debt ratio of no more than 3.75:1.00. Moreover, CPSA, under certain conditions, agreed to make capital contributions to subsidiary Vientos La Genoveva II S.A.U. Moreover, CPSA has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over Vientos La Genoveva II S.A.U. As at December 31, 2019, the Company has complied with such obligations.

On July 23, 2019, the loan funds were fully disbursed. As of December 31, 2019, the balance of this loan amounts to 2,242,902.

14.3.7.
Banco Macro S.A. short-term loan

On October 25 and 28, the Company entered into a loan agreement with Banco Macro S.A. for an amount of 1,000,000 to be used in the commercial business of the Company.

Under the terms of the agreement, this loan accrues a variable three-month interest rate based on pure BADLAR rate, plus a margin; and it is completely amortized in a year.

On October 28, 2019, the loan funds were completely disbursed. As of December 31, 2019, the balance of this loan amounts to 1,117,926.

14.3.8.
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

CENTRAL PUERTO S.A.

As of December 31, 2019 CP La Castellana and CP Achiras have fully paid the outstanding principal of these loans.

14.3.9.
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

The information on the Group’s objectives and financial risk management policies is included in Note 20.

14.4.
Borrowings from CAMMESA

	12-31-2019	12-31-2018
	ARS 000	ARS 000
Non-current:
CAMMESA loans	-	1,544,945
Current:
CAMMESA loans	-	1,142,321
CAMMESA prepayments	-	1,646,522
	-	2,788,843

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

As of December 31, 2019, the balances of CAMMESA loans were compensated with LVFVD receivables as described in Note 14.1.

The information on the Group’s objectives and financial risk management policies is included in Note 20.

CENTRAL PUERTO S.A.

14.5.
Changes in liabilities arising from financing activities

	01-01-2019	Payments	Non-cash transactions	Disbursements	Other	12-31-2019
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Non-current liabilities
Other loans and borrowings	8,005,484	-	(8,655,320)	19,020,294	12,316,819	30,687,277
Borrowings from CAMMESA	1,544,945	-	(540,641)	-	(1,004,304)	-

Current liabilities
Other loans and borrowings	1,034,781	(974,409)	(3,216,050)	4,860,841	6,320,729	8,025,892
Borrowings from CAMMESA	2,788,843	-	(5,158,861)	-	2,370,018	-

	01-01-2018	Payments	Non-cash transactions	Disbursements	Other	12-31-2018
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Non-current liabilities
Other loans and borrowings	3,358,589	(1,485,161)	(2,383,450)	6,060,381	2,455,125	8,005,484
Borrowings from CAMMESA	2,397,455	-	(773,664)	-	(78,846)	1,544,945

Current liabilities
Other loans and borrowings	1,148,363	(1,737,796)	(874,680)	669,907	1,828,987	1,034,781
Borrowings from CAMMESA	3,981,618	-	(1,987,858)	-	795,083	2,788,843

The “Non-cash transactions” column includes: i) the effect to cancel borrowings from CAMMESA under Resolution 146 with trade receivables from CAMMESA related with remuneration from non-recurring maintenance and ii) the income (loss) for exposure to change in purchasing power of currency (Income (loss) on net monetary position), which amounted to 12,224,728 and 4,402,374 as of December 31, 2019 and 2018, respectively. The “Other” column includes the effect of reclassification of non-current portion to current due to the passage of time, the foreign exchange movement and the effect of accrued but not yet paid interest. The Group classifies interest paid as cash flows from financing activities.

14.6.
Quantitative and qualitative information on fair values

Information on the fair value of financial assets and liabilities by category

The following tables is a comparison by category of the carrying amounts and the relevant fair values of financial assets and liabilities.

	Carrying amount		Fair value
	12-31-2019	12-31-2018	12-31-2019	12-31-2018
	ARS 000	ARS 000	ARS 000	ARS 000
Financial assets
Trade and other receivables	39,890,091	41,920,308	39,890,091	41,920,308
Other financial assets	7,698,732	3,022,238	7,698,732	3,022,238
Cash and cash equivalents	1,493,868	353,735	1,493,868	353,735
Total	49,082,691	45,296,281	49,082,691	45,296,281

	Carrying amount		Fair value
	12-31-2019	12-31-2018	12-31-2019	12-31-2018
	ARS 000	ARS 000	ARS 000	ARS 000
Financial liabilities
Borrowings from CAMMESA	-	4,333,788	-	4,333,788
Other loans and borrowings	38,713,169	9,040,265	38,713,169	9,040,265
Total	38,713,169	13,374,053	38,713,169	13,374,053

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

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, as described in Note 2.2.2, the Company’s financial assets, that were measured at fair value on recurring basis as of December 31, 2019 and 2018:

	Fair value measurement using:
12-31-2019	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	4,235,563	4,235,563	-	-
Public debt securities	3,463,169	3,463,169	-	-
Total financial assets measured at fair value	7,698,732	7,698,732	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	298,194	-	298,194	-
Total financial liabilities measured at fair value	298,194	-	298,194	-

	Fair value measurement using:
12-31-2018	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	3,022,238	3,022,238	-	-
Total financial assets measured at fair value	3,022,238	3,022,238	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	26,244	-	26,244	-
Total financial liabilities measured at fair value	26,244	-	26,244	-

CENTRAL PUERTO S.A.

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 20.

14.7.
Other financial assets

	12-31-2019	12-31-2018
	Book value	Book value
	ARS 000	ARS 000
Financial assets at fair value through profit or loss

Public debt securities	3,463,169	-
Mutual funds	4,148,409	3,022,238
Time deposits	87,154	-
	7,698,732	3,022,238

The information on the objectives and financial risk management policies is included in Note 20.

14.8.
Financial assets and liabilities in foreign currency

	12-31-2019				12-31-2018
Account	Currency and amount(in thousands)		Effective exchange rate (1)	Bookvalue	Currency and amount(in thousands)		Bookvalue
				ARS 000			ARS 000
NON-CURRENT ASSETS

Trade and other receivables	USD	404,860	59.8950(2)	24,249,101	USD	421,112	24,492,452
				24,249,101			24,492,452
CURRENT ASSETS

Cash and cash equivalents	USD	29,834	59.6900	1,780,791	USD	4,720	272,283
	EUR	1	66.8530	67	EUR	1	66
Other financial assets	USD	97,220	59.6900	5,803,043	USD	-	-
Trade and other receivables	USD	79,002	59.8950	4,731,829	USD	138,051	8,029,170
	USD	8,837	59.6900(2)	527,481	USD	3,381	195,041
				12,843,211			8,496,560
				37,092,312			32,989,012
NON-CURRENT LIABILITIES

Other loans and borrowings	USD	532,441	59.8900	31,887,891	USD	140,581	8,152,970
				31,887,891			8,152,970
CURRENT LIABILITIES

Other loans and borrowings	USD	110,804	59.8900	6,636,052	USD	12,124	703,129
Trade and other payables	USD	22,537	59.8900	1,349,741	USD	14,686	851,712
	EUR	291	67.2265	19,563	EUR	465	30,876
				8,005,356			1,585,717
				39,893,247			9,738,687

USD: US dollar. EUR: Euro.
(1)
At the exchange rate prevailing as of December 31, 2019 as per Banco de la Nación Argentina.
(2)
At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of December 31, 2019 as per the Argentine Central Bank.

CENTRAL PUERTO S.A.

15.
Non-financial assets and liabilities

15.1.
Other non-financial assets

	12-31-2019	12-31-2018
	ARS 000	ARS 000

Non-current:
Tax credits	557,329	336,333
Income tax credits (Note 2.4)	127,441	-
Prepayments to vendors	4,415	6,830
	689,185	343,163

Current:
Upfront payments of inventories purchases	212,852	87,292
Prepayment insurance	436,303	290,471
Tax credits	289,283	360,905
Other	67,809	23,002
	1,006,247	761,670

15.2.
Other non-financial liabilities

	12-31-2019	12-31-2018
	ARS 000	ARS 000

Non-current:
VAT payable	4,166,486	2,891,157
Tax on bank account transactions payable	188,182	122,240
	4,354,668	3,013,397

Current:
VAT payable	1,387,336	2,037,629
Turnover tax payable	58,734	9,815
Income tax withholdings payable	45,692	55,423
Concession fees and royalties	62,883	42,165
Tax on bank account transactions payable	135,589	112,292
Other	44,115	297,746
	1,734,349	2,555,070

15.3.
Compensation and employee benefits liabilities

	12-31-2019	12-31-2018
	ARS 000	ARS 000

Non-current:
Employee long-term benefits	229,279	228,395

CENTRAL PUERTO S.A.

The following tables summarize the components of net benefit expense recognized in the consolidated statement of income as long-term employee benefit plans and the changes in the long-term employee benefit liabilities recognized in the consolidated statement of financial position.

	12-31-2019	12-31-2018
	ARS 000	ARS 000
Benefit plan expenses
Cost of interest	13,041	34,240
Cost of service for the current year	34,994	14,714
Past service cost	27,706	(5,575)
Expense recognized during the year	75,741	43,379

Defined benefit obligation at beginning of year	148,470	256,874
Cost of interest	28,383	34,240
Cost of service for the current year	10,577	14,713
Past service cost	27,706	(5,575)
Actuarial (gains) losses	47,121	(31,614)
Benefits paid	(32,978)	(40,243)
Defined benefit obligation at end of year	229,279	228,395

The main key assumptions used to determine the obligations as of year-end are as follows:

Main key assumptions used	2019	2018

Discount rate	5.50%	5.50%

Increase in the real annual salary	2.00%	2.00%

Turn over of participants	0.73%	0.73%

A one percentage point change in the discount rate applied would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2019 year-end	(18,604)	21,925
Effect on the benefit obligation as of the 2018 year-end	(16,249)	20,295

A one percentage point change in the annual salary assumed would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2019 year-end	20,473	(17,694)
Effect on the benefit obligation as of the 2018 year-end	18,721	(17,237)

As of December 31, 2019 and 2018, the Group had no assets in connection with employee benefit plans.

	12-31-2019	12-31-2018
	ARS 000	ARS 000
Current:
Vacation and statutory bonus	242,427	232,205
Contributions payable	95,867	98,184
Bonus accrual	355,747	266,558
Other	4,668	4,796
	698,709	601,743

CENTRAL PUERTO S.A.

16.
Cash and cash equivalents

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flow, cash and short-term deposits comprise the following items:

	12-31-2019	12-31-2018
	ARS 000	ARS 000

Cash at banks and on hand	1,493,868	353,735

Bank balances accrue interest at variable rates based on the bank deposits daily rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective fixed short-term deposit rates.

17.
Equity reserves and dividends

Pursuant to the Argentine Companies Act (Ley General de Sociedades) and the bylaws, 5% of the income for the year must be allocated to the legal reserve until such reserve reaches 20% of the capital stock.

On April 28, 2017, the Shareholders’ Meeting of the Company approved the increase of the legal reserve in the amount of 249,947 and the allocation of the remaining unallocated results as of December 31, 2016 to increase the voluntary reserve by 4,730,308 in order to improve the solvency of the Company.

On August 15, 2017, the Shareholders’ Meeting of the Company approved the distribution of dividends in cash amounting to ARS 0.85 per share which were paid on August 30, 2017.

On April 27, 2018, the Shareholders’ Meeting of the Company approved the increase of the legal reserve in the amount of 339,836 and approved the distribution of dividends in cash amounting to ARS 0.70 per share, which were paid on May 11, 2018, allocating the remaining unallocated results as of December 31, 2017 to increase the voluntary reserve by 5,209,393 in order to improve the solvency of the Company.

The Company absorbed all cumulative negative unappropriated retaining earnings existing as at January 1, 2017 which were a consequence of the inflation adjustment. Such negative results were absorbed with the balances of the accounts Voluntary Reserve, Special Reserve RG CNV 609, Special Reserve Resolution IGJ 7/05, Legal Reserve, Premiums, and with part of the balance of the account Adjustment to Capital Stock.

On April 30, 2019, the Shareholders’ Meeting of the Company approved i) to restore the legal reserve balance to its value prior to the absorption of the accumulated negative earnings resulting from the inflation-adjustment, which had been carried out according to the terms of RG no. 777/18 of the CNV for an amount of 2,378,736, ii) to increase the legal reserve in the amount of 1,788,955 and iii) to allocate the remaining unappropriated earnings as of December 31, 2018 to increase the voluntary reserve by 20,847,912 in order to increase the solvency of the Company.

On November 22, 2019, the Shareholders’ Meeting of the Company decided to partially deallocate the voluntary reserve and to destine the deallocated amount to the distribution of a cash dividend for an amount equivalent to ARS 0.71 per share, which was paid on December 5, 2019.

The Company has access to the foreign exchange market to pay dividends to non-resident shareholders, without the prior consent of the BCRA only to the extent that the total amount of transfers executed through the exchange market regulated by the BCRA for payment of dividends to non-resident shareholders may not exceed 30% of the total value of any new capital contributions made in the Company that had been entered and settled through such exchange market. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos that was determined by the related shareholders' meeting. However, as of the date of these financial statements, there are no restriction to use the cash and cash equivalents in foreign currency that the Company may pose in order to pay dividends to its shareholders.

CENTRAL PUERTO S.A.

18.
Provisions

	2019				2018
Item	At beginning	Increases	Decreases	At end	At end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Provisions

Current

Provision for lawsuits and claims	826,848	5,282	(804,674)(1)	27,456	826,848
12-31-2019	826,848	5,282	(804,674)	27,456
12-31-2018	939,110	163,467	(275,729)(2)		826,848

(1)
788.579 as of December 31, 2019, relates to the adoption of IFRIC 23 (see note 2.4). The remaining effect relates to the effect of the inflation for the year.
(2)
Relates to the effect of the inflation for the year.

19.
Information on related parties

The following table provides the transactions performed for the years ended December 31, 2019, 2018 and 2017, and the accounts payable to/receivable from related parties as of December 31, 2019 and 2018:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:

Termoeléctrica José de San Martín S.A.	12-31-2019	473	-	269	-
	12-31-2018	342	-	1,288	-
	12-31-2017	409	-	43	-

Distribuidora de Gas Cuyana S.A.	12-31-2019	-	433,743	-	19,296
	12-31-2018	-	361,997	-	37,817
	12-31-2017	-	106,280	-	16,469

Energía Sudamericana S.A.	12-31-2019	-	-	-	548
	12-31-2018	-	-	-	-
	12-31-2017	-	-	591	4,380

Transportadora de Gas del Mercosur S.A.	12-31-2019	-	-	-	-
	12-31-2018	11,764	-	36	-
	12-31-2017	7,427	-	39,167	-

Related companies:

RMPE Asociados S.A.	12-31-2019	178	359,281	-	-
	12-31-2018	274	245,970	-	-
	12-31-2017	311	218,840	-	-

Coyserv S.A.	12-31-2019	-	30,937	547	150
	12-31-2018	-	-	-	-
	12-31-2017	-	-	-	-
Total	12-31-2019	651	823,961	816	19,994
	12-31-2018	12,380	607,967	1,324	37,817
	12-31-2017	8,147	325,120	39,801	20,849

CENTRAL PUERTO S.A.

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the years ended December 31, 2019, 2018 and 2017, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

20.
Financial risk management objectives and policies

–
Interest rate risk

Interest rate variations affect the value of assets and liabilities accruing a fixed interest rate, as well as the flow of financial assets and liabilities with floating interest rates.

As mentioned in Note 14.3, short-term bank loans accrue interest at a fixed interest rate.

The company’s risk management policy was designed for the purposes of reducing the effect the loss of purchasing power may have. Net monetary positions during most of fiscal years 2019, 2018 and 2017 appeared as assets; hence, the Company seeks to mitigate the risk by implementing adjustment mechanisms through interest and exchange differences. In consequence, during 2019, 2018 and 2017, item loss on net monetary position showed net loss caused by monetary accounts inflation.

Interest rate sensitivity

The following table shows the sensitivity of income before income tax for the year ended December 31, 2019, to a reasonably possible change in interest rates over the portion of loans bearing interest at a variable interest rate, with all other variables held constant:

Increase in percentage	Effect on income before income tax (Loss)
ARS 000

5%	(1,944,427)

–
Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to the foreign currency risk at an ARS/USD ratio, mainly due to its operating activities, the investment projects defined by the Company and the financial debt related to the bank loans mentioned in note 14.3. The Company does not use derivative financial instruments to hedge such risk. As of December 31, 2019, the net balance exposed to this risk amounts to USD 46,348 thousand, since existing liabilities in foreign currency for USD 666,102 thousand exceed receivables and cash and short-term deposits in foreign currency for USD 619,754 thousand.

CENTRAL PUERTO S.A.

Foreign currency sensitivity

The following table shows the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of income before income tax as of December 31, 2019 (due to changes in the fair value of monetary assets and liabilities).

Change in USD rate	Effect on income before income tax (Loss)
ARS 000
10%	(276,652)

–
Price risk

The Company’s revenues depend on the electric power price in the spot market and the production cost paid by CAMMESA. The Company has no power to set prices in the market where it operates, except for the income from agreements entered into in the Term Market, where the price risk is reduced since normally prices are negotiated above the spot market price.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including holdings of government securities.

–
Trade and other receivables

The Finance Department is in charge of managing customer credit risk subject to policies, procedures and controls relating to the Group’s credit risk management. Customer receivables are regularly monitored. Although the Group has received no guarantees, it is entitled to request interruption of electric power flow if customers fail to comply with their credit obligations. In regard to credit concentration, see Note 14.1. The need to book impairment is analyzed at the end of each reporting period on an individual basis for major clients. The allowance recorded as of December 31, 2019, is deemed sufficient to cover the potential impairment in the value of trade receivables.

–
Cash and cash equivalents

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with corporate policy. Investments of surplus funds are made only with approved counterparties; in this case, the risk is limited because high-credit-rating banks are involved.

–
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

CENTRAL PUERTO S.A.

The table below summarizes the maturity profile of the Company’s financial liabilities.

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	ARS 000	ARS 000	ARS 000	ARS 000
12-31-2019
Other loans and borrowings	-	8,025,892	30,687,277	38,713,169
Trade and other payables	5,899,436	-	-	5,899,436
	5,899,436	8,025,892	30,687,277	44,612,605
12-31-2018
CAMMESA borrowings and other loans and borrowings	12,914	2,803,994	10,557,145	13,374,053
Trade and other payables	2,661,249	-	-	2,661,249
	2,674,163	2,803,994	10,557,145	16,035,302

Guarantees

In connection with the concession right agreement described in Note 13, the Group granted a bank security to provide performance assurance of its obligations in the amount of 6,716.

On October 16, 2006, the Group entered into two pledge agreements with the Secretariat of Energy to guarantee our performance obligations in favor of the FONINVEMEM trusts under certain construction management and operation management agreements and provided as collateral: (a) 100% of our shares in TSM and TMB, and (b) 50% of the rights conferred by our LVFVD receivables for the duration of the construction management agreement and the operation management agreement.

Likewise, the Group entered into various guarantee agreements to provide performance assurance of its obligations arising from the agreements described in Notes 1.2.a), 14.3.1, 14.3.4, 14.3.5, 14.3.6, 14.3.8, 14.4 and 22.6.

21.
Discontinued operations

As mentioned in Note 22.8, on December 20, 2017 YPF Energía Eléctrica S.A. (“YPF EE”) accepted the Company´s offer to sell the La Plata plant. On February 8, 2018, the plant results were transferred to YPF EE effective as of January 5, 2018. Consequently, the La Plata plant results were classified as a discontinued operation as of December 31, 2018 and 2017. The results of La Plata plant for the years ended December 31, 2018 and 2017 are presented below:

	2018	2017
	ARS 000	ARS 000

Revenues	26,384	5,532,505
Cost of sales	(36,726)	(3,575,956)
Gross (loss) income	(10,342)	1,956,549

Administrative and selling expenses	-	(21,456)
Other operating income	722,397	-
Other operating expenses	-	(27,914)
Operating income	712,055	1,907,179

(Loss) on net monetary position	(206,232)	(89,134)
Finance expense	-	(838)
Income before tax from discontinued operations	505,823	1,817,207
Income tax for the year	(80,973)	(599,971)
Income for the year from discontinued operations	424,850	1,217,236

CENTRAL PUERTO S.A.

The net cash flows of La Plata plant operation, are as follows:

	2018	2017
	ARS 000	ARS 000

Operating activities	(10,342)	1,864,609

Earnings per share:
	2018	2017

– Basic and diluted income per share from discontinued operations	ARS 0.28	ARS 0.81

22.
Contracts , acquisitions and agreements

22.1. Maintenance and service contracts

The Group entered into long-term service agreements executed with leading global companies in the construction and maintenance of thermal generation plants, such as (i) General Electric, which is in charge of the maintenance of the Puerto Combined Cycle plant, the La Plata plant’s gas turbine, and part of the Mendoza based units, and (ii) Siemens, which is in charge of the maintenance of the combined cycle unit based in Mendoza site.

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

On February 8, 2018, we signed an agreement to extend the aforementioned agreement with YPF for a period of up to 24 months or up to the start of commercial operation of the new Luján de Cuyo co-generation unit, which is described in Note 22.7, whatever occurs first. This way, this agreement was valid up to September 24, 2019 since the new cogeneration commenced supplying steam to YPF on September 25, 2019.

22.3.
Acquisition of Siemens gas turbine

On December 18, 2014, the Company acquired from Siemens a gas turbine for electric power generation composed by a turbine and a generator with 286 MW output power, and the proper ancillary equipment and maintenance and assistance services. This equipment will be used in the cogeneration project called "Terminal 6 San Lorenzo", which is described in Note 22.7.

22.4.
Acquisition of General Electric gas turbine

On March 13th, 2015, the Company acquired a gas turbine from General Electric and hired their specialized technical support services. The unit is a gas turbine with 373 MW output power.

CENTRAL PUERTO S.A.

22.5.
Acquisition of two Siemens gas turbines

On May 27th, 2016, the Company acquired from Siemens two gas turbines for electric power generation composed by a turbine and a generator with 298 MW output power, and the proper ancillary equipment and maintenance and assistance services.

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

In November 2017, the Company was awarded a project of wind power generation called “La Genoveva I” with an installed capacity of 86.6 MW. The Company participated on the tender by virtue of its call option on 100% of the shares of Vientos La Genoveva S.A., a special purpose vehicle, through which the aforementioned project will be developed. In this context, the Company assigned the exercise of the call option to its subsidiary CPR and on March 23, 2018, CPR acquired 100% of the shares of Vientos La Genoveva S.A.U.

In addition, on January 2018 and May 2018, CAMMESA assigned to the Group the priority on power dispatch for the projects “La Castellana II”, “Achiras II” and “La Genoveva II”, with an installed capacity of 15.75 MW, 79.80 MW and 41.8 MW, respectively.

Consequently, CPR exercised the call option on the special purpose vehicle through which La Genoveva II project will be developed, and on June 28, 2018 acquired 100% of the shares of Vientos La Genoveva II S.A.U.

On August 6, 2018, CPR transferred to the Company its total shareholding at Vientos La Genoveva S.A.U. (3,740,500 non-endorsable registered common shares at Ps. 1 each) and at Vientos La Genoveva II S.A.U. (5,578,543 non-endorsable registered common shares at Ps. 1 each), including all the political and economical rights inherent in them.

On July 26, 2018, the Group entered into an Agreement on the Supply of Renewable Electrical Energy with CAMMESA for the wind farm La Genoveva, whose term is of 20 years counted as from the commercial authorization date of the wind farm.

Also, the Group entered into a supply agreement with Aguas y Saneamiento S.A. (AYSA) for a 10-year term from the beginning of operations date of the wind farm La Genoveva II. The agreement is on the supply of approximately 14% of its plants’ consumption reaching 87.6 GWh/year. In addition, another supply agreement was executed with PBB Polisur S.R.L. (Dow Chemical) for the same wind farm, with a term of 6 years and an estimated volume of 80 GWh/year.

On December 28, 2018, a decision was made at the Special Shareholders’ Meeting of CPR Energy Solutions S.A.U. (”CPRES”), an special purposes vehicle, subsidiary of CPR, which developed projects La Castellana II and Achiras II; the decision made implied a spin off, by means of which CPRES’s equity would be divided and wind farm project La Castellana II was part of its equity, while 79.8-MW wind farm Project Achiras II was divided from it into two parts: (i) a part consisting on 57-MW wind farm Manque; therefore, a new company named CP MANQUE S.A.U. (“CPM”) was incorporated for this wind farm, and (ii) another part consisting on 22.8-MW wind farm called Los Olivos; therefore, a new company named CP LOS OLIVOS S.A.U. (“CPLO”) was incorporated for this wind farm (hereinafter, the “spinning-off companies”.) As resolved at the Shareholders’ Meeting, the spin off was effective in legal and tax terms as at February 1, 2019, on which date, the spinning-off companies were incorporated with the equity that was divided from CPRES. As from such date, the spinning-off companies commenced their independent activities and all operating, accounting, and tax effects were triggered.

CENTRAL PUERTO S.A.

Regarding wind farm Manque, the Group entered into a power purchase agreement with Cervecería y Maltería Quilmes SAICAyG (“Quilmes”) for a 20-year term as from the launch of the commercial operations of the wind farm. The agreement comprises power supply to all Quilmes plants reaching about 235 GWh per year.

Regarding the wind farm Los Olivos, the Group entered into a power purchase agreement with S.A. San Miguel A.G.I.C.I. y F. for a 10-year term to supply them 8.7 GWh/year as from the operation commencement day of the wind farm. Also, the Group entered into a power purchase agreement with Minera Alumbrera Limited (a Glencore subsidiary) for a 10-year term to supply them 27.4 GWh/year.

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

On December 15, 2017, we executed a new steam supply contract with YPF for a 15-year term that began when the new co-generation unit at our Luján de Cuyo plant started operations.

Also, on December 27, 2017, we entered into a final steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term.

On January 4, 2018, the Company entered into power purchase agreements with CAMMESA for each of the mentioned projects for a 15-year term as from the launch of commercial operations.

On October 5, 2019 the commercial approval of the co-generation station Luján de Cuyo took place within the framework of SEE Resolution 820/2017. It is important to highlight the fact that the operations are launched under the method “Anticipated COD to the committed date”, which implies paying 70% of the agreed power charge until November 21, 2019. After that date, power remuneration is being paid in full.

CENTRAL PUERTO S.A.

22.8.
Sale of the La Plata plant

On December 20, 2017, YPF EE, an YPF S.A. subsidiary, accepted the Company´s offer to sell the La Plata plant, for a total sum of USD 31.5 million, subject to closing customary conditions. On February 8, 2018, after the conditions were met, the plant was transferred to YPF EE effective as of January 5, 2018. Consequently, during fiscal year ending December 31, 2018 the Company has booked an income, before income tax, from discontinued operations for 722,397, due to the sale of the mentioned plant.

22.9.
Purchase of natural gas for generation

As accepted under Regulation SGE No. 70/2018 described in Note 1.2.d), the Company reinstated its activities towards purchasing natural gas as from late November 2018, in order to supply its generation stations. As from December 2018, all natural gas used by the Company was purchased to producers and distributors directly, as well as the transported associated to those consumptions. The Company’s main natural gas providers were YPF, Tecpetrol, Total, Metroenergía and Pluspetrol, among others.

As from December 30, 2019, as stated in Note 1.2.d), the Ministry of Productive Development decided to centralize the purchase of fuel to generate electrical energy through CAMMESA, repealing Resolution No. 70/2018 of the former Secretariat of Energy. The scope of this new measure is for the WEM generation units that commercialize their energy and power in the spot market.

22.10.
Acquisition of Thermal Station Brigadier López

In the context of a local and foreign public tender called by Integración Energética Argentina S.A. (“IEASA”), which has been awarded to the Company, on June 14, 2019 the transfer agreement of the production unit that is part of Brigadier López Thermal Station and of the premises on which the Station is located, was signed, including: a) production unit for the Station, which includes personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used for the Station operation and use; b) IEASA’s contractual position in executed contracts (including turbogas and turbosteam supplying contracts with CAMMESA and the financial trust agreement signed by IEASA as trustor, among others); c) permits and authorizations in effect related to the Station operation; and d) the labor relationship with the transferred employees.

The Station currently has a Siemens gas turbine of 280.5 MW. According to the tender specifications and conditions, we have to supplement the gas turbine with a boiler and a steam turbine to reach the closing of the combined cycle, which will generate 420 MW in total. The works for the closing of the combined cycle are pending.

Regarding the trust agreement, CPSA adopted the trustor capacity. The financial debt balance as at June 14, 2019 was USD 154,662,725. Under the terms of the trust agreement, the financial debt accrues an interest rate equal to LIBOR plus 5% or equal to 6.25%, whichever is higher, and it is monthly amortized. As at December 31, 2019 there are 32 installments to amortize and the financial debt balance amounts to 7,714,106.

Under the trust agreement, as at December 31, 2019, there are trade receivables with specific assignment for the amount of 557,806.

The amount paid on June 14, 2019 amounted to USD 165,432,500, formed by a cash amount of USD 155,332,500, plus an amount of USD 10,100,000 settled through the assignment of LVFVD to IEASA.

23.
Tax integral inflation adjustment

Pursuant to Law no. 27468, modified by Law no. 27430 as described in Note 24, to determine the amount of taxable net profits for fiscal years commencing January 1, 2018, the inflation adjustment calculated on the basis of the provisions set forth in the income tax law will have to be added to or deducted from the fiscal year’s tax result. This adjustment will only be applicable (a) if the variance percentage of the consumers price index (“IPC”) during the 36 months prior to fiscal year closing is higher than 100%, and (b) for the first, second, and third fiscal year as from January 1, 2018, if the accumulated IPC variance is higher than 55%, 30% or 15% of such 100%, respectively. The positive or negative tax inflation adjustment, depending on the case, corresponding to the first, second and third period commenced as from January 1, 2018, which must be calculated in case of verifying the statements on the foregoing paragraphs (a) y (b), shall be charged in a sixth for that fiscal period and the remaining five sixths, equally, in the immediately following fiscal periods.

CENTRAL PUERTO S.A.

At December 31, 2019, such conditions have been already met. Consequently, the current and deferred income tax have been booked in the fiscal year ended December 31, 2019, including the effects derived from the application of the tax inflation adjustment under the terms established by the income tax law.

24.
Measures in the Argentine economy

During December 2019, the Central Bank of Argentina (“BCRA”) issued Communication “A” 6854 and “A” 6856 whereby the regulations on Abroad and Exchange Rate issued by BCRA were extended, which included regulations on exports, imports and, especially, the previous BCRA’s authorization to access the foreign Exchange market for the transference of profits and dividends. It is important to highlight the fact that these regulations do not prevent settlement of commercial obligations of the Company or the obtaining and/or settlement of financial debt abroad.

Moreover, on December 23, 2019, Law no. 27541 on “Social Solidarity and Production Reactivation within the Public Emergency framework” was published in the Official Gazette; and on December 28, Decree no. 99/2019 was issued with the regulations for the implementation of such law. The main measures in the law and its regulations affecting the tax regime and the energy market are the following:

Tax obligations

a)
Income tax

Law no. 27430 had established that for the fiscal period commenced as from January 1, 2020, the corporate rate of income statement would be reduced from 30% to 25% and that the additional tax on dividends or profits distributed to human persons of Argentina and abroad would increase from 7% to 13%. Law no. 27541 cancels that rate change and keeps the original 30% and 7%, up to the fiscal periods commencing January 1, 2021 inclusive.

b)
Tax on an inclusive and supportive Argentina (“impuesto PAIS” [Country tax])

With emergency character and for the term of five fiscal periods, a tax with a 30% rate is established on the operations related to the acquisition of foreign currency for saving, purchase of goods and services in foreign currency and international transport of passengers. Such tax extends to all residents of Argentina, whether human persons or business entities. The tax does not have the character of payment on account of any tax.

The operations under this tax that may impact on the operation of the Company are the following:

–
Purchase of foreign notes and currency for saving or with no specific purpose (with a monthly limit of USD 200).

–
Foreign currency Exchange by financial entities on behalf and to the order of purchaser or borrower with the purpose of paying acquisitions of goods or services abroad, regardless of the method of payment.

–
Foreign currency Exchange by financial entities on behalf and to the order of purchaser or borrower living in Argentina with the purpose of paying services rendered by persons not residing in Argentina, regardless of the method of payment.

CENTRAL PUERTO S.A.

Energy Market

The Law enables the Executive Branch to keep electricity and natural gas rates under federal jurisdiction and to commence a re-negotiation process for the revision of the integral rate in force or to start an extraordinary revision as from the Law’s entering into force date and for a maximum term of 180 days tending to a reduction in the rate charge on homestead, stores and industries for year 2020. Exercising delegated powers, the Argentine Government announced the cancellation of all electricity and natural gas rate update for the 180 days stated in the Law. In that sense, on February 27, 2020, Resolution no. 31 issued by the Secretariat of Energy was published, which resolution is described in Note 1.2.f).

It is important to highlight the fact that these measures affect sales on the spot market, but do not affect the agreements signed by the Group with CAMMESA or other companies, which establish the applicable rate table.

25.
Subsequent event: COVID-19

In late December 2019, a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization. On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Several measures have been undertaken by the Argentine government and other governments around the globe; however, the virus continues to spread globally and, as of the date of these financial statements, it has affected more than 150 countries and territories around the world, including Argentina. To date, the outbreak of the novel coronavirus has caused significant social and market disruption. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development may have a material and adverse effect on the Group’s business operations. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, how the disease will evolve in Argentina cannot be predicted, nor what additional restrictions the Argentine government may impose can be anticipated.

In this sense, on March 20, 2020 the Argentine government issued Decree 297/2020 establishing a preventive and mandatory social isolation policy (“the Quarantine”), as a public health measure to contain the effects of the Covid-19 outbreak. Such decree established that during the Quarantine people must remain in their residence beginning midnight on March 20, 2020 and must refrain from going to their workplaces and may not travel along routes, roads or public spaces. Since the adoption of the Quarantine, the government has extended it twice, and as of the date of these financial statements the Quarantine is expected to end on April 26, 2020.

Pursuant to Decree 297/2020, the electricity generation activity was considered an essential service and thus, exempt from the work attendance and travel restrictions. Although operations personnel were allowed to continue their activities, under certain health and sanitary precautions, the rest of the personnel continued working remotely. As of the date of these financial statements, these restrictions remain in place.

Initially, the construction of new energy infrastructure was not included as an exception. On April 7, 2020, pursuant to Administrative Decision 468/2020, the construction of private sector energy infrastructure was included as an essential activity. As additional measures to contain the virus in Argentina, international travel (except for certain specific repatriation flights) was suspended.

Some of the main identified impacts that this crisis has and may have in the future for the Company are the following:

Operations - Power generation

-
Reduction in the electric energy dispatched. Due to the Quarantine, most of the businesses in Argentina, especially in the industrial sector, have not been able to continue operating normally. According to information from CAMMESA, during the first week of April 2020, the total electric energy demand declined 13.4%, compared to the same week of the prior year. This reduction is likely to have an impact in the Group´s thermal energy generation, in particular our units with higher heat rate (less efficient).

CENTRAL PUERTO S.A.

-
Increased delays in payments and/or risk of uncollectability from the Group’s private clients. Despite the fact that CAMMESA is paying its obligations, the reduced economic activity due to the Quarantine may also affect the cash flow of CAMMESA and our private clients and it may increase the delays in their payments and the risk of uncollectability of private clients.

-
Personnel safeguard. Multiple measures to protect the health of all the Group’s operations personnel units have been taken. Some of those measures include: a) the isolation of the teams that operate the Group’s different units preventing contact between different teams, b) the avoidance of contact between personnel of different shifts, c) the use of extra protection, and additional sanitary measures, d) using virtual meetings, e) identify key personnel in order to have the necessary back up teams should a contingency arise, and keeping all non-essential personnel working remotely. Although these measures have been effective for the safeguard of the Group’s personnel, as of the date of these financial statements, the Group cannot assure that none of its employees (including key personnel) will be affected by the Covid-19.

-
Lack of necessary supplies/equipment, or delays in supplies. The Quarantine may also affect the provision of essential supplies. Although the provision of the necessary supplies is also considered an essential activity under the enacted emergency framework and usually a stock of spare parts is kept as backup, the Company cannot assure that the provision of the necessary supplies will not be affected. Furthermore, the measures taken by foreign countries in which some of the Group’s supplies and spare parts are produced, may also affect the Group’s stock of spare parts. Any delay in the provision of essential equipment or supplies may affect the Group’s operations.

Projects under construction/development

The COVID-19 outbreak has had an impact on the projects currently under construction. Delays in the project completion date of the wind farm La Genoveva I are expected to be experienced. On February 21, 2020, Vestas Argentina S.A. notified the Group that the COVID-19 outbreak affected its manufacturing activities worldwide, causing delays on the supply chain for the delivery of certain Chinese-origin manufacturing components required for the completion of the wind turbines. In its communication, Vestas Argentina S.A. did not specify the specific impact this situation may have on the agreed upon schedule. However, delays on the project’s completion are reasonably expected. The Group sent a notice to CAMMESA reporting the updates received from Vestas Argentina S.A., in accordance with the force majeure clauses of the Supply of Renewable Electrical Energy entered into with CAMMESA, in order to avoid potential penalties should the project suffer unexpected and unforeseen delays. On April 7, 2020, CAMMESA acknowledged receipt of that notice and asked for a report on the consequences that the force majeure events have had on the schedule of the project. The construction of the wind farm has been resumed on April 9, 2020.

The Quarantine also affected the construction of the Terminal 6-San Lorenzo thermal plant. After the Quarantine was lifted according to Administrative Decision 468/2020, construction is expected to be resumed on April 27, 2020. Additionally, as mentioned above, travel restrictions and national borders lockdown imposed by the government, among others, may delay the arrival of necessary personnel for the project, some of which were expected to arrive from countries affected by the outbreak. The Company sent a notice to CAMMESA informing about this situation in accordance with the force majeure clauses of the power purchase agreement, in order to avoid potential penalties should the project suffer unexpected and unforeseen delays.

The effects of the Covid-19 crisis pose challenges to the closing of the combined cycle at the Brigadier López plant and to the development of the El Puesto solar farm, delaying the start of construction of such projects, not only because of the restrictions to the construction mentioned above, but also due to lower energy demand and difficulties to obtain the necessary financing for the projects in the current market situation. In addition, the Covid-19 crisis may reduce the possibility of new projects that would enable the use of the acquired gas turbines.

CENTRAL PUERTO S.A.

Access to Capital Markets

Due to the outbreak of COVID-19, access to the capital and financial markets in Argentina and/or in foreign markets may also be substantially reduced. Although cash flow and liquidity of the Group is deemed sufficient to meet the working capital, debt service obligations and capital expenditure requirements, any further deterioration of the current economic situation may result in a deterioration of the Company’s finances, in a context of lack of access or substantial reduction of credit availability in the financial markets.

Additionally, the Covid-19 pandemic crisis may also affect the natural gas distribution associate’s income. Although these economic activities were also declared essential, and exempt from the Quarantine, the economic downturn as a consequence of this measure is expected to reduce the volumes distributed to the clients. Moreover, some measures adopted by the Argentine government to mitigate the effects of the Covid-19 outbreak in the economy are also expected to affect ECOGAS Group financial performance. For example, the government has ruled a 180-day period, starting on March 1, 2020, where the suspension of the natural gas service is not permitted, upon the beneficiary’s failure to pay less than three consecutive invoices, from March 1, 2020. This measure is only applicable to certain users. This measure is expected to increase the payment delays and/or the uncollectability from such clients.

The Group will continue taking all the available measures to mitigate the effects that the Covid-19 pandemic crisis has or may have on the operations, the projects undergoing and the Group’s financial position.