Form 20-F/A
period 2019-12-31
CENTRAL PUERTO S.A.
filed 2020-04-29
CIK 1717161

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1 to

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

Yes  ☐             No  ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of Central Puerto S.A. (“Central Puerto”) for the fiscal year ended December 31, 2019 submitted with Securities and Exchange Commission on April 27, 2020 (the “Original 20-F”) is being filed solely for the reasons set forth below:

●
To revise the exhibit index to include a reference to exhibit 2.(d), which contains the Description of rights of the securities registered under Section 12 of the Securities Exchange Act of 1934, which exhibit was filed together with the Original 20-F;

●
to revise the certification of the CEO and CFO filed as exhibit 13.1 of the Original 20-F to refer to the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 and to include a date; and

●
to file a complete amended Original 20-F with all of the items as required by Form 20-F, along with a currently dated and signed signature page and required certifications of the CEO and CFO filed as exhibits 12.1, 12.2 and 13.1 to this Amendment No. 1.

Except as described above, no other changes have been made to the Original 20-F. The filing of this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item, or exhibits to, the Original 20-F as of any date subsequent to April 27, 2020.

 vi

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

2(d)	Description of rights of the securities registered under Section 12 of the Securities Exchange Act of 1934.
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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAL PUERTO S.A.

By:	/s/ Fernando Roberto Bonnet
Fernando Roberto Bonnet
Chief Financial Officer

Date: April 29, 2020.

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