Form 20-F
period 2020-12-31
CENTRAL PUERTO S.A.
filed 2021-04-26
CIK 1717161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Enrique Terraneo
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

i

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of each class	Outstanding at December 31, 2020
Common shares, nominal value Ps.1.00 per share	1,514,022,256

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
Yes  ☒           No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes  ☒           No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer  ☐             Accelerated filer   ☒             Non-accelerated filer   ☐           Emerging growth company  ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (Sec. 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
Yes  ☐             No  ☐

CERTAIN DEFINITIONS

In this annual report, except where otherwise indicated or where the context otherwise requires:

●	“Argentine Corporate Law” refers to Law No. 19,550, as amended;

●	“Authorized Generators” refers to electricity generators that do not have contracts in the term market in any of its methods;

●	“BCRA” refers to the Argentine Central Bank.

●	“BYMA” refers to Bolsas y Mercados Argentinos S.A.;

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

●
“FODER” refers to Fondo para el Desarrollo de Energías Renovables (Fund for the Development of Renewable Energies). See “Item 4.B, Business Overview—The Argentine Electric Power Sector —Structure of the Industry—Renewable Energy Program”

●
“FONINVEMEM” or “FONI” refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and similar programs, including the CVO Agreement. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—The FONINVEMEM and Similar Programs;”

●	“FONINVEMEM Plants” refers to the plants José de San Martín, Manuel Belgrano and Vuelta de Obligado;

●	“FX Market” refers to the foreign exchange market;

●	“HPDA” refers Hidroeléctrica Piedra del Águila S.A., the corporation that previously owned the Piedra del Águila plant;

●	“IEASA” refers to Integración Energética Argentina S.A.;

●	“IGCE” refers to Inversora de Gas del Centro S.A.;

●	“IGCU” refers to Inversora de Gas Cuyana S.A.;

●
“La Plata Plant Sale” refers to the sale of the La Plata plant to YPF EE, effective as of January 5, 2018. For further information on the La Plata Plant Sale, see “Item 4.A. History and development of the Company—La Plata Plant Sale;”

●	“La Plata Plant Sale Effective Date” is January 5, 2018. For further information on the La Plata Plant Sale Effective Date, see “Item 4.A. History and development of the Company—La Plata Plant Sale;”

●	“LPC” refers to La Plata Cogeneración S.A., the corporation that owned the La Plata plant prior to us;

●	“LVFVD” refers to liquidaciones de venta con fecha de vencimientos a definir, or receivables from CAMMESA without a fixed due date. See “Item 4.B, Business Overview—FONINVEMEM and Similar Programs;”

●	“MATER” refers to Term Market for Renewable Energy Resolution No. 281-E/17;

●	“PPA” refers to Power Purchase Agreements, power capacity and energy supply agreements for a defined period of time or energy quantity;

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

v

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We maintain our financial books and records and publish our consolidated financial statements (as defined below) in Argentine pesos, which is our functional currency. This annual report contains our audited consolidated financial statements as of December 31, 2020 and 2019 and for each of the years ended December 31, 2020, 2019, and 2018 (our “Audited Consolidated Financial Statements”), which were approved by our board of directors (our “Board of Directors”) on April 26, 2021.

We prepare our Audited Consolidated Financial Statements in Argentine pesos and in conformity with the IFRS as issued by the IASB.

In accordance with IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is the currency of a hyperinflationary economy. To define a hyperinflationary state, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. Such conditions remained during 2019 and 2020. See “Risks Relating to Argentina—As of July 1st, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries” and “—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected.”

Therefore, our Audited Consolidated Financial Statements included herein, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV. Consequently, the consolidated financial statements are stated in the current measurement unit as of December 31, 2020. The information included in our Audited Consolidated Financial Statements is not comparable to the consolidated financial statements previously published by us. For further information, see “Item 5.A. Operating Results—Factors Affecting our Results of Operations—Inflation” and Note 2.1.2 to our Audited Consolidated Financial Statements.

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

Solely for the convenience of the reader, we have translated certain amounts included in this annual report from pesos into U.S. dollars, unless otherwise indicated, using the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina for wire transfers (divisas) as of December 31, 2020, of Ps.84.15 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed to represent that the peso amounts have been, or could have been or could be, converted into U.S. dollars at such rates or at any other rate. See “Item 3.A. Selected Financial Data—Exchange Rates.”

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

Market Share and Other Information

The information set forth in this annual report with respect to the market environment, market developments, growth rates and trends in the markets in which we operate is based on information published by the Argentine federal and local governments through the Instituto Nacional de Estadísiticas y Censos (the National Statistics and Census Institute, or “INDEC”), the Ministry of Interior, the Ministry of Energy, the Banco Central de la República Argentina (the “Argentine Central Bank”, or “Central Bank”) CAMMESA, the Dirección General de Estadística y Censos de la Ciudad de Buenos Aires (General Directorate of Statistics and Census of the City of Buenos Aires) and the Dirección Provincial de Estadística y Censos de la Provincia de San Luis (Provincial Directorate of Statistics and Census of the Province of San Luis), as well as on independent third-party data, statistical information and reports produced by unaffiliated entities, as well as on our own internal estimates. In addition, this annual report contains information from Vaisala, Inc. (“Vaisala - 3 Tier”), a company that develops, manufactures and markets products and services for environmental and industrial measurement.

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

●	our ability to develop our expansion projects and to win awards for new potential projects;

●	increases in financing costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund new activities;

●	government intervention, including measures that result in changes to the Argentine labor market, exchange market or tax system;

●	adverse legal or regulatory disputes or proceedings;

●	changes in the price of energy, power and other related services;

●	changes in the prices and supply of natural gas or liquid fuels;

●	changes in the amount of rainfall and accumulated water;

●	changes in environmental regulations, including exposure to risks associated with our business activities;

●	risks inherent to the demand for and sale of energy;

●	the operational risks related to the generation, as well as the transmission and distribution, of electric power;

●	ability to implement our business strategy, including the ability to complete our construction and expansion plans in a timely manner and according to our budget;

●	competition in the energy sector, including as a result of the construction of new generation capacity;

●	exposure to credit risk due to credit arrangements with CAMMESA;

●	our ability to retain key members of our senior management and key technical employees;

●	the effects of a pandemic or epidemic, such as COVID-19, and any subsequent mandatory regulatory restrictions or containment measures;

●	our relationship with our employees; and

●	other factors discussed under “Item 3.D.—Risk Factors” in this annual report.

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

The selected consolidated financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 has been derived from our Audited Consolidated Financial Statements included in this annual report . Prior period amounts have been restated to reflect the La Plata plant operations as discontinued operations in all periods presented. Please see Note 21 to our Audited Consolidated Financial Statements for further information on how we have accounted for the La Plata Plant Sale in our Audited Consolidated Financial Statements. Our historical results are not necessarily indicative of our future results. Our Audited Consolidated Financial Statements have been audited by Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global), an independent registered public accounting firm, whose audit report is included elsewhere in this annual report.

We maintain our financial books and records and publish our Audited Consolidated Financial Statements in Argentine pesos, which is our functional currency. We prepare our Audited Consolidated Financial Statements in Argentine pesos and in conformity with IFRS as issued by the IASB.

In accordance with IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is the currency of a hyperinflationary economy. To define a hyperinflationary state, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. Such conditions remained during 2019 and 2020. See “Risks Relating to Argentina—As of July 1st, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries” and “—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected.”

Therefore, our Audited Consolidated Financial Statements included herein, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV. Consequently, the financial statements are stated in the current measurement unit as of December 31, 2020. The information included in our Audited Consolidated Financial Statements, is not comparable to the financial statements previously published by us. For further information, see “Item 5.A. Operating Results—Factors Affecting our Results of Operations—Inflation” and Note 2.1.2 to our Audited Consolidated Financial Statements.

The selected consolidated statement of comprehensive income data for the years ended December 31, 2017 and 2016 and the selected consolidated statement of financial position data as of December 31, 2018 and 2017 have been restated pursuant to IAS 29 to reflect the effect of hyperinflation in Argentina. As a result of such restatement, the selected financial information included in this annual report differ from previously reported financial information.

The selected consolidated statement of financial position as of December 31, 2016 has not been presented as it cannot be provided on a restated basis without unreasonable effort or expense.

Solely for convenience of the reader, Peso amounts as of and for the year ended December 31, 2020 have been translated into U.S. dollars. The rate used to translate such amounts as of December 31, 2020 was Ps. 84.15 to US$1.00, which was the reference exchange rate reported by the Banco de la Nación Argentina for wire transfers (divisas) as of December 30, 2020. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed to represent that the Peso amounts have been, or could have been or could be, converted into, U.S. dollars at such rates or any other rate. See “Item 3.A. Selected Financial Data—Exchange Rates.”

Selected Consolidated Statement of Comprehensive Income Data

	Year Ended December 31,
(in thousands of US$)(1)		(in thousands of Ps.)
	2020	2020	2019	2018	2017	2016
Continuing operations
Revenues	452,860	38,108,160	48,957,223	29,875,727	20,185,893	14,752,213
Cost of sales	(199,827)	(16,815,404)	(25,807,727)	(13,584,983)	(10,888,492)	(10,430,004)
Gross income	253,033	21,292,756	23,149,496	16,290,744	9,297,401	4,322,209
Administrative and selling expenses	(35,325)	(2,972,603)	(3,585,133)	(2,909,663)	(2,212,102)	(1,869,412)
Other operating income	167,540	14,098,495	24,986,160	27,692,377	1,947,814	4,867,624
Other operating expenses	(5,432)	(457,084)	(368,606)	(278,290)	(293,489)	(360,116)
Impairment of property, plant and equipment and intangible assets	(47,728)	(4,016,305)	(5,996,233)	-	-	-
CVO receivables update	-	-	-	23,072,749	-	-
Operating income	332,088	27,945,259	38,185,684	63,867,917	8,739,624	6,960,305
Loss on net monetary position	13,776	1,159,246	(3,310,603)	(8,452,938)	(318,131)	(3,846,415)
Finance income	61,317	5,159,795	4,902,024	4,775,371	3,264,602	1,830,225
Finance expenses	(264,969)	(22,297,137)	(21,680,208)	(13,195,831)	(2,514,510)	(2,538,162)
Share of the profit of associates	1,292	108,750	1,515,649	2,249,648	2,456,602	885,149
Income before income tax from continuing operations	143,504	12,075,913	19,612,546	49,244,167	11,628,187	3,291,102
Income tax for the year	(60,820)	(5,117,975)	(7,821,606)	(13,831,383)	(2,264,292)	(2,107,722)
Net income for the year from continuing operations	82,684	6,957,938	11,790,940	35,412,784	9,363,895	1,183,380
Discontinued operations
Income after tax for the year from discontinued operations	-	-	-	578,393	1,657,152	1,690,064
Net income for the year	82,684	6,957,938	11,790,940	35,991,177	11,021,047	2,873,444
Other comprehensive income, net	65	5,504	(43,661)	(405,481)	(1,090,881)	749,567
Total comprehensive income for the year	82,749	6,963,442	11,747,279	35,585,696	9,930,166	3,623,011
Number of Outstanding Shares (basic and diluted)	1,505,170,408	1,505,170,408	1,505,170,408	1,505,170,408	1,505,170,408	1,505,170,408
Net income per share (basic and diluted)	0.05	4.58	7.97	24.38	7.37	1.93
Net income per share from continuing operations (Ps.)	0.05	4.58	7.97	23.99	6.26	0.79
Cash dividend per share (Ps.) in nominal terms	-	-	0.71	0.70	0.79	0.24
Dividend declaration date	-	-	November 22, 2019	April 27, 2018	August 15, 2017	October 26, 2016
Foreign exchange rate as of the dividend declaration date (2) Ps. per US$)	-	-	59.77	20.54	17.07	15.21
Convenience translation of cash dividend per share (US$) in nominal terms (2)	-	-	0.011879	0.034080	0.046280	0.015784

(1)
Solely for the convenience of the reader, peso amounts as of December 31, 2020 have been translated into U.S. dollars at the exchange rate as of December 30, 2020 of Ps. 84.15 to US$1.00. See “Exchange Rates” and “Presentation of Financial and Other Information” for further information on recent fluctuations in exchange rates.

(2)	Peso amounts have been translated into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina for wire transfers as of the date of each dividend declaration date.

Selected Consolidated Statement of Financial Position

	As of December 31,
	(in thousands of US$)(1)	(in thousands of Ps.)
	2020	2020	2019	2018	2017
Capital stock	17,992	1,514,022	1,514,022	1,514,022	1,514,022
Equity	1,004,294	84,511,349	80,528,240	68,962,230	35,668,859
Total Assets	1,882,229	158,389,608	161,729,542	119,918,386	71,936,527

(1)
Solely for the convenience of the reader, peso amounts as of December 31, 2020 have been translated into U.S. dollars at the exchange rate as of December 30, 2020 of Ps.84.15 to US$1.00. See “—Exchange Rates” and “Presentation of Financial and Other Information” for further information on recent fluctuations in exchange rates.

	As of December 31,
	(in thousands of US$)(1)	(in thousands of Ps.)
	2020	2020	2019	2018	2017
Non-current assets
Property, plant and equipment	941,018	79,186,695	77,187,266	47,262,315	36,548,741
Intangible assets	80,144	6,744,106	9,623,488	4,681,205	4,164,699
Investment in associates	55,425	4,664,005	4,697,625	4,185,081	3,832,827
Trade and other receivables (2)	349,377	29,400,051	33,012,927	34,915,071	8,046,350
Other non-financial assets	5,753	484,116	938,261	467,184	39,335
Deferred tax asset	7,821	658,121	196,275	-	6,275
Inventories	1,169	98,380	-	156,416	149,083
Total non-current assets	1,440,707	121,235,474	125,655,842	91,667,272	52,787,310
Current assets
Inventories	9,557	804,226	895,252	462,619	407,629
Other non-financial assets	10,699	900,361	1,369,911	1,036,942	1,456,183
Trade and other receivables(2)	222,639	18,735,089	21,293,677	22,155,483	12,008,500
Other financial assets	167,276	14,076,309	10,481,099	4,114,493	3,434,502
Cash and cash equivalents	3,312	278,698	2,033,761	481,577	274,065
Total current assets	413,483	34,794,683	36,073,700	28,251,114	17,580,879
Assets held for sale	28,039	2,359,451	-	-	1,568,338
Total assets	1,882,229	158,389,608	161,729,542	119,918,386	71,936,527
Equity and liabilities
Equity
Capital stock	17,992	1,514,022	1,514,022	1,514,022	1,514,022
Adjustment to capital stock	304,455	25,619,864	25,619,864	25,619,864	25,619,860
Legal reserve	45,610	3,838,044	3,238,426	802,934	340,279
Voluntary reserve	576,112	48,479,823	36,092,233	9,228,001	2,135,903
Retained earnings	(23,365)	(1,966,148)	-	30,817,962	4,620,644
Accumulated other comprehensive income	81,966	6,897,425	12,987,208	-	435,609
Non-controlling interests	1,525	128,319	1,076,487	979,447	1,002,542
Total equity	1,004,295	84,511,349	80,528,240	68,962,230	35,668,859
Non-current liabilities
Other non-financial liabilities	62,440	5,254,302	5,928,471	4,102,456	1,449,263
Other loans and borrowings	366,546	30,844,867	41,777,839	10,898,713	4,572,403
Borrowings from CAMMESA	-	-	-	2,103,297	3,263,909
Compensation and employee benefits liabilities	3,739	314,612	312,142	310,938	349,710
Previsions	540	45,403	12,512	-	-
Deferred income tax liabilities	106,951	8,999,900	8,590,917	10,038,705	8.056,777
Total non-current liabilities	540,216	45,459,084	56,621,881	27,454,109	17,692,062
Current liabilities
Trade and other payables	30,248	2,545,492	8,031,529	3,623,043	3,145,375
Other non-financial liabilities	26,752	2,251,198	2,361,153	3,478,487	2,039,771
Other loans and borrowings	239,150	20,124,461	10,926,497	1,408,757	5,420,598
Borrowings from CAMMESA	-	-	-	3,796,747	1,563,388
Compensation and employee benefits liabilities	12,108	1,018,919	951,227	819,216	999,258
Income tax payable	29,046	2,444,250	2,271,636	9,250,121	3,391,487
Provisions	414	34,855	37,379	1,125,676	1,278,510
Total current liabilities	337,718	28,419,175	24,579,421	23,502,047	17,838,387
Liabilities directly associated to the assets held for sale	-	-	-	-	737,219
Total liabilities	877,934	73,878,259	81,201,302	50,956,156	36,267,668
Total equity and liabilities	1,882,229	158,389,608	161,729,542	119,918,386	71,936,527

(1)
Solely for the convenience of the reader, peso amounts as of December 31, 2020 have been translated into U.S. dollars at the exchange rate as of December 30, 2020 of Ps.84.15 to US$1.00. See “—Exchange Rates” and “Presentation of Financial and Other Information” for further information on recent fluctuations in exchange rates.

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

The Public Emergency Law, which was in effect until December 31, 2017, granted the Argentine Government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the FX Market. Following a brief period during which the Argentine Government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002. However, the Argentine Central Bank has had the power to intervene in the exchange rate market by buying and selling foreign currency for its own account, a practice in which it engaged on a regular basis. Particularly since 2011, the Argentine Government has increased controls on exchange rates and the transfer of funds into and out of Argentina.

With the tightening of exchange controls beginning in late 2011, in particular with the introduction of measures that allowed limited access to foreign currency by private sector companies and individuals (such as requiring an authorization of tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local market, increased significantly over the official exchange rate. Most of the foreign exchange restrictions were gradually lifted in since December 2015, and on May 19, 2017, the Central Bank issued Communication “A” 6244, which substantially modified the applicable foreign exchange regulations and eliminated the set of restrictions for accessing the FX Market. As a result of the elimination of the limit amount for the purchase of foreign currency without specific allocation or need of prior approval the substantial spread between the official exchange rate and the implicit exchange rate derived from securities transactions has substantially decreased. In addition, by virtue of the 2018 IMF Agreement, from October 1, 2018, the Central Bank introduced an exchange rate band. The peso’s exchange rate with respect to the U.S. Dollar was allowed to fluctuate between Ps.34.00 and Ps.44.00 per US$1.00 (range that was adjusted daily at an annual rate of 3% until December 2018, and for the first quarter of 2019, was adjusted daily at an annual rate of 2%) without the Central Bank’s intervention. On April 29, 2019, the Monetary Policy Counsel (Comité de Política Monetaria) of the Central Bank (the “COPOM”) decided to introduce changes to the monetary policy, with an aim to reducing volatility in the FX Market. After the results in the primary elections in August 2019, the peso devalued almost 30% and the share price of listed companies collapsed approximately 38%. The ‘Country Risks’ peaked to one of the highest levels in Argentine history, placing itself above 2000 points on August 28, 2019. As a consequence of the aforementioned effects, in order to control the currency outflow and restrict exchange rate fluctuations, the Central Bank re-implemented exchange controls, in hopes of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy. For a description of the measures adopted by the Argentine Government and the Central Bank beginning September 1, 2019, see “Item 10.D.—Exchange Controls.”

After several years of moderate variations in the nominal exchange rate, since 2012, the peso has depreciated significantly with respect to the U.S. dollar. In 2017, 2018, 2019 and 2020, the peso depreciated approximately 17.36%, 102.16% and 58.86% and 40.59%, respectively, in each case, with respect to the U.S. dollar. The peso depreciated approximately 10.48% from December 31, 2020 through April 21, 2021 ( see “Item 3.D. Risk Factors—Risk Relating to Argentina—Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations”). For a description of the measures adopted by the Argentine Government and the Central Bank beginning September 1, 2019, see “Item 10.D.—Exchange Controls.”

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a buying rate for pesos.

	Exchange Rates
	High(1)	Low(1)	Average(1)(2)	Period-end(1)
2016	16.0300	13.2000	14.8403	15.8900
2017	19.2000	15.1900	16.5704	18.6490
2018	41.2500	18.4100	28.1762	37.7000
2019	60.4000	36.9000	48.2802	59.8900
2020
October	78.3200	76.2500	77.5800	78.3200
November	81.3100	78.6900	79.9400	81.3100
December	84.1500	81.4300	82.6400	84.1500
2021
January	87.3300	84.7000	85.9800	87.3300
February	89.8200	87.6000	88.7014	89.8200
March	92.0000	90.0900	91.0943	92.0000
April (3)	92.9700	92.0000	92.5160	92.9700

(1)	Pesos to U.S. dollars exchange rate as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

(2)	Average of the exchange rates based on working day’s averages for each month.

(3)	Through April 21, 2021.

Item 3.B	Capitalization and indebtedness

Not applicable.

Item 3.C	Reasons for the offer and use of proceeds

Not applicable.

Item 3.D	Risk Factors

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

Risks Relating to Argentina

Substantially all of our revenues are generated in Argentina and thus are highly dependent on economic and political conditions in Argentina

Central Puerto is an Argentine corporation (sociedad anónima). All our assets and operations are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, social and political conditions prevailing in Argentina, including the level of growth, inflation rates, foreign exchange rates, interest rates and international developments and conditions that may affect Argentina. In the past, some governments increased direct intervention in the Argentine economy, including the implementation of expropriation measures, price controls, exchange controls and changes in laws and regulations affecting foreign trade and investment. These measures had a material adverse effect on private sector entities, including us. It is possible that similar measures could be adopted by the current or future Argentine Government or that economic, social and political developments in Argentina, over which we have no control, could have a material adverse effect on the Argentine economy and, in turn, adversely affect our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations—Argentine Economic Conditions and the impact of COVID-19.”

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

Argentina’s economy contracted during 2020 and the country’s economy remains vulnerable and unstable, as reflected by the following economic conditions:

●
inflation remains high and may continue at similar levels in the future; according to a report published by INDEC, cumulative consumer price inflation from December 2019 to December, 2020 was 36.1%, and inflation during January 2021, February and March 2021, was 4.0%, 3.6% and 4.8%, respectively;

●
according to the revised calculation of the 2004 Gross Domestic Product (“GDP”) published by the INDEC in March 2017, which forms the basis for the real GDP calculation for every year after 2004, GDP decreased by 2.3% in 2016 (as compared to 2015). According to the INDEC, GDP for 2017 increased by 2.9% while it decreased by 2.5% in 2018 and by 2.2% in 2019. According to the revised calculation published by the INDEC on March 23, 2020, GDP decreased by 9% in 2020 compared to 2019. Argentina’ s GDP performance has depended to a significant extent on high commodity prices which are volatile in the short-term and beyond the control of the Argentine Government and private sector;

●	Argentina’s public debt as a percentage of GDP remains high;

●	the discretionary increase in public expenditures has resulted, and could continue to result, in a fiscal deficit;

●	investment as a percentage of GDP remains low;

●	a significant number of protests or strikes could take place, as has occurred in the past, which could adversely affect various sectors of the Argentine economy;

●	energy or natural gas supply may not be sufficient to supply industrial activity (thereby limiting industrial development) and consumption;

●	unemployment and informal employment remain high, according to INDEC, unemployment rate during the fourth quarter of 2020 was 11%; and

●	in the climate created by the above mentioned conditions, demand for foreign currency could grow, generating a capital flight effect as in recent years.

Argentina’s fiscal imbalances, its dependence on foreign revenues to cover its fiscal deficit, and material rigidities that have historically limited the ability of the economy to absorb and adapt to external factors, have added to the severity of the current crisis.

Furthermore, during the opening session of the National Congress, on March 1, 2021, President Alberto Fernández stated that he intends to convert all public utility tariffs to Argentine pesos. However, to this date, no regulation has been enacted nor is clear the scope of such regulations regarding PPA with CAMMESA which are priced in U.S. dollars. We cannot assure that our subsidiaries’ PPAs will not be affected by any potential regulation issued in line with the abovementioned statement, which in turn could have a material adverse effect on our financial condition and results of operations.

In addition, in September 2019, in light of the economic instability and the significant devaluation that followed the primary elections as described below, the Argentine government and the Central Bank adopted a series of measures reinstating foreign exchange controls, which apply with respect to access to the FX Market by residents for savings and investment purposes abroad, the payment of external financial debts, the payment of dividends in foreign currency abroad, payments of goods and services in foreign currencies, payments of imports of goods and services, and the obligation to repatriate and settle for pesos the proceeds from exports of goods and services, among others. Other financial transactions such as derivatives and securities related operations, were also covered by the new foreign exchange regime. Following the change in government, the new administration extended the validity of such measures, which were originally in effect until December 31, 2019, and established further restrictions by means of the recently enacted Solidarity Law (as defined below), including a new tax on certain transactions involving the purchase of foreign currency by both Argentine individuals and entities. We cannot assure you that the official exchange rate will not fluctuate significantly in the future. There can be no assurances regarding future modifications to exchange controls. Exchange controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans. Furthermore, the Central Bank measures to protect its international reserves could adversely affect our normal operations, capital investments plan, financial conditions and ability to pay our debt obligations.

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

Any further decline in economic growth, increased economic instability or expansion of economic policies and measures taken by the Argentine Government to control inflation or address other macroeconomic developments that affect private sector entities such as us, all developments over which we have no control, could have an adverse effect on our financial condition or results of operations.

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

Economic and political developments in Argentina and future policies of the Argentine Government, may affect the economy, as well as the operations of the energy industry, including the operations of Central Puerto

Since assuming office on December 10, 2019, the Fernandez administration has announced and implemented several significant economic and policy reforms (see “Item 4. Information of the Company—Recent Political and Economic Developments in Argentina.”), including those related to public health concerns derived from the COVID-19 pandemic crisis and its scale and duration discussed elsewhere herein which remain uncertain but have had and could continue to have impact our earnings, cash flow and financial condition. As of the date of this annual report, the long-term impact of these measures and any future measures taken by the current administration on the Argentine economy as a whole and the energy sector in particular remains uncertain.

As of the date of this annual report, the impact that these measures and any future measures taken by the current administration will have on the Argentine economy as a whole and the electric power industry cannot be fully assessed or predicted. We have no control over the implementation and cannot predict the outcome of reforms to the regulatory framework that governs our operations neither guarantee that these reforms will be implemented or implemented in a manner that will benefit our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy, which, in turn may have an adverse effect on our financial condition and results of operations.

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

During 2016, the City of Buenos Aires CPI inflation rate was 41.05%. During 2017, the INDEC’s CPI inflation rate was recorded at 24.8%. The CPI for 2018 was 47.64%, for 2019 was 53.83% and for 2020 was 36.1%. According to the market expectations survey published by the Central Bank, this tendency is expected to persist, as expectations for 2021 CPI are around 50%. In the past, the Argentine Government has implemented programs to control inflation and monitor prices for essential goods and services, including the freezing of the price of certain supermarket products and price support arrangements agreed between the Argentine Government and private sector companies in several industries and markets. Such programs did not address the structural causes of inflation and generally did not reduce inflation.

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

Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the measures adopted, or that may be adopted in the future, by the Argentine Government to control inflation may have. As of the date of this annual report, since our sales under Energía Base are denominated in Argentine pesos, any further increase in the rate of inflation that is not coupled with a corresponding increase in our tariffs, or a delay in such tariff increase, would decrease our revenues in real terms and adversely affect our results of operations. In December 2020, the Argentine Government decreed the initiation of a comprehensive rate review for services rendered by providers of public transportation and distribution services of electric energy and natural gas under federal jurisdiction. The renegotiation of the current tariffs is expected to be completed within a two year period and will be conducted by ENRE and the Federal Natural Gas Regulatory Agency (the “ENARGAS”) respectively, enabling citizen participation mechanisms. Current rates were extended for an additional 90 calendar days or until the new transitory tariff schedules come into effect, which ENRE and ENARGAS are empowered to agree upon until they reach a definitive renegotiation agreement with the licensees. In addition, the intervention of ENRE and ENARGAS is extended until the earlier of December 31, 2021 or the completion of the rate renegotiation. See “—Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations.” Increased inflation could adversely affect the Argentine economy, which in turn may have an adverse effect on our financial condition and results of operations. See “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Inflation.”

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

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, were originally prohibited pursuant to the Convertibility Law. In addition, Decree No. 664/03, issued by the Argentine Government, instructed regulatory authorities, such as the CNV, to accept only financial statements reported in constant currency. However, on December 4, 2018, Law 27,468 (“Law 27,468”) abrogated Decree No. 664/03 and amended the Convertibility Law indicating that the prohibition of inflation adjustments no longer applies to financial statements submitted for regulatory purposes. Certain regulatory authorities, such as the CNV, now require that financial statements for periods ended on and after December 31, 2018 should be adjusted for inflation pursuant to IAS 29. As a result, our Audited Consolidated Financial Statements included in this annual report, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution No. 777/2018 of the CNV.

Accordingly, we have recognized a gain regarding the effect of adjustment by inflation of Ps 1,159 million for 2020 and a loss of Ps. 3,311 million and Ps.8,453 million in our financial statements for the years ended 2020, 2019, and 2018, respectively. See Note 2.1.2 to our financial statements.

Law 27,468 also substituted the wholesale price index (“WPI”) for the CPI as the index to benchmark tax indexation, and modified the standards for triggering the tax indexation procedure. In addition, Law 27,468 provides that during the first three years beginning on January 1, 2018, tax indexation will be required if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. On December 23, 2019, the National Congress enacted Law No. 27,541 Ley de Solidaridad Social y Reactivación Productiva en el Marco de la Emergencia Pública (the “Solidarity Law”), which, among other measures amended the periods which the tax indexation should be allocated. According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019, shall be charged one sixth (1/6) in that fiscal year and the remaining five sixths (5/6), in equal parts, in the next five fiscal years. For 2020 and 2019, we recorded a net loss of Ps. 1,520 million and 505 million, respectively, in our Income Tax line item of our Statement of Income regarding the application of the above-mentioned tax inflation adjustment.

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

The Argentine Government’s reforms seek to produce official data that meets international standards. To be effective, however, reforms require certain implementation steps and the timely collection of data, the success of which may be outside of the Argentine Government’s control. If these reforms cannot be successfully implemented, such failure may adversely affect the Argentine economy, by undermining consumer and investor confidence. The INDEC’s past or future data may be materially revised to reveal a different economic or financial situation in Argentina, which could affect investors’ perception of Argentina, including the market value of the ADSs. In addition, the failure or delays in implementing the expected changes may impair other measures taken by the Central Bank to tackle inflation. This, in turn, could have a negative impact on Argentina’s economy and, as a result, could have an adverse effect on our ability to access international capital markets to finance our operations and growth, adversely affecting our results of operations and financial condition.

On February 27, 2020, the Secretariat of Energy issued Resolution 31/20, which replaces the regulatory framework for Energía Base applicable from February 1, 2020. This Resolution established prices set in Argentine pesos, and adjusted monthly with the following formula: (i) 60% of the CPI, plus (ii) 40% of the WPI. However, on April 8, 2020, the Secretary of Energy instructed CAMMESA to postpone until further notice the application of Annex VI of Res.31/20, related to the price update mechanism described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme” (“Annex VI”). Accordingly, CAMMESA did not apply the price update mechanism since the March 2020 monthly payments under Energy Base. The postponement of the price update mechanism has resulted in a material adverse effect on our business and results of operations, as tariffs continued to be fixed in pesos while inflation, devaluation and operating costs have increased significantly.

Any further delay or failure to reinstate the price update mechanism described above or deficiency in quality of official data for the CPI and WPI indexes, that significantly underestimates the real inflation in the country, may imply a reduction in our revenues under Energía Base, which may grow less than our costs, affecting our results from operations.

Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations

The depreciation of the peso has had,and may continue to have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to inflation, significantly reduce real wages and jeopardize the stability of businesses, such as ours, whose success depends on domestic market demand and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. After several years of moderate variations in the nominal exchange rate, the peso depreciated more than 30% with respect to the U.S. dollar in each of 2013 and 2014. In 2015, the peso depreciated approximately 52% with respect to the U.S. dollar, including a 10% depreciation from January 1, 2015 to September 30, 2015 and a 38% depreciation during the last quarter of the year, mainly concentrated after December 16, 2015 once the Macri administration eliminated exchange controls. In 2016, 2017, 2018, 2019 and 2020, the peso depreciated approximately 21.86%, 17.36%, 102.16%, 58.86% and 40.59% respectively, in each case, with respect to the U.S. dollar. The peso depreciated approximately 10.48% from December 30, 2020 through April 21, 2021. On April 21, 2021, the exchange rate was Ps. 92.97 to US$1.00, as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

As a result of the increased volatility of the Argentine peso (see “Item 3.A. Selected Financial Data—Exchange Rates”), the previous Argentine Government announced several measures aimed at restoring market’s confidence and stabilize the value of the Argentine peso. Measures implemented by the previous Argentine Government included, among others, a stand-by agreement between Argentina and the IMF, which was approved on June 20, 2018 by the IMF’s Executive Board (the “2018 IMF Agreement”), increase of interest rates and sale of the Central Bank’s foreign currency reserves. By virtue of the 2018 IMF Agreement, a new regime was established. This regime established a strict control of the local monetary base, in an attempt to reduce the demand for foreign currency. As of October 1, 2018, the Central Bank introduced an exchange rate band. The peso’s exchange rate with the U.S. Dollar could fluctuate between Ps.34.00 and Ps.44.00 per US$1.00 (range that was adjusted daily at an annual rate of 3% until December 2018, and for the first quarter of 2019, was adjusted daily at an annual rate of 2%) without the Central Bank’s intervention. On April 29, 2019, the COPOM decided to introduce changes to the monetary policy, with an aim to reducing volatility in the FX Market. After the results in the primary elections in August 2019, the peso devalued almost 30% and the share price of listed companies collapsed 38%. The ‘Country Risks’ peaked to one of the highest levels in Argentine history, placing itself above 2000 points on August 28, 2019. As a consequence of the aforementioned effects, in order to control the currency outflow and restrict exchange rate fluctuations, the Central Bank re-implemented exchange controls, in hopes of strengthening normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy.

The ability of the Argentine Government to stabilize the exchange market and restore economic growth is uncertain. The Argentine macroeconomic environment, in which we operate, was affected by the depreciation referred to above, which affected our financial and economic position. If the Peso depreciates further, all the negative effects on the Argentine economy related to such depreciation could recur, with adverse consequences to our business, financial condition and results of operations. In addition, a further depreciation of the Argentine Peso against the U.S. dollar may also have an adverse impact on our capital expenditure program and increase the Argentine Peso amount of our trade liabilities and financial debt denominated in U.S. dollars. As of December 31, 2020, approximately 69.66% of our liabilities were denominated in U.S. dollars.

In addition, the Republic’s future tax revenue and fiscal results may be insufficient to meet its debt service obligations and the Republic may have to rely in part on additional financing from domestic and international capital markets, the IMF and other potential creditors, in order to meet future debt service obligations. In the future, the Republic may not be able or willing to access international or domestic capital markets, which could have a material adverse effect on the Republic’s ability to make payments on its outstanding public debt, and in turn, could materially adversely affect our financial condition and results of operations. See “—Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth, and may negatively impact our financial condition or cash flows.”

A depreciation of the Argentine Peso against the U.S. dollar may also have an adverse impact on our capital expenditure program and increase the Argentine Peso amount of our trade liabilities and financial debt denominated in foreign currencies. We cannot predict whether and to what extent the value of the peso could depreciate or appreciate against the U.S. dollar and the way in which any such fluctuations could affect our business. See “—We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations.” As of December 31, 2020, approximately 69.66% of our liabilities were denominated in foreign currencies. However, the Company remains highly exposed to risks associated with the fluctuation of the Argentine Peso, therefore, a devaluation of the Argentine Peso could have a material adverse effect on our financial condition and results of operations.

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

In May 2013, the Argentine Congress passed a law providing for the expropriation of 51% of the share capital of YPF (Yacimientos Petroliferos Fiscales S.A.), the principal Argentine oil company, which shares were owned by Repsol, S.A. and its affiliates. In February 2015, the Argentine Government sent a bill to the Argentine Congress to revoke certain train concessions, return the national rail network to state control and provide authority to review all concessions currently in effect. The bill was enacted on May 20, 2015 as Law No. 27,132.

In addition, on September 23, 2015 the Argentine Congress passed Law No. 27,181, which limits the sale of the Argentine Government’s shares held in Argentine companies without prior approval of two-thirds of the members of the Argentine Congress, except for the Argentine Government’s shareholding in YPF. That law has been abrogated by the new Administration through the Tax Amnesty Law.

Moreover, during a judicial reorganization procedure, the current administration intended to intervene in the main producer of soymeal livestock, Vicentin S.A.I.C. Even though the Argentine Government abandoned the expropriation project, we cannot assure you that similar measures will not be adopted in the future, including in response to the COVID-19 pandemic and social unrest, such as expropriation, nationalization, intervention by the CNV, forced renegotiation or modification of existing contracts, new taxation policies, establishment of prices, changes in laws, regulations and policies affecting foreign trade and investments.

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

Government measures, as well as pressure from labor unions, could require salary increases or added benefits, all of which could increase companies’ operating costs

In the past, the Argentine Government has passed laws and regulations forcing privately owned companies to maintain certain wage levels and provide added benefits for their employees. Additionally, both public and private employers have been subject to strong pressure from the workforce and trade unions to grant salary increases and certain worker benefits.

Labor relations in Argentina are governed by specific legislation, such as labor Law No. 20,744 and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Every industrial or commercial activity is regulated by a specific collective bargaining agreement (“CBA”) that groups companies together according to industry sectors and by trade unions. While the process of negotiation is standardized, each chamber of industrial or commercial activity separately negotiates the increases of salaries and labor benefits with the relevant trade union of such commercial or industrial activity.

In addition, each company is entitled, regardless of union-negotiated mandatory salary increases, to give its employees additional merit increase or variable compensation scheme.

Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. In August 2018, the National Labor Ministry resolved to increase the minimum salary to Ps.12,500 in four stages: an increase (i) to Ps.10,700 in September 2018, (ii) to Ps.11,300 in December 2018, (iii) to Ps.11,900 in March 2019, and to 12,500 in June 2019.

Through Decree No. 610/2019, a staggered increase of the minimum salary was approved as follows: (i) Ps.14,125 as of August 1, 2019; (ii) Ps.15,625 as of September 1, 2019; and (iii) Ps.16,875 as of October 1, 2019. Afterwards, on October 2020, minimum salary was raised by Resolution 4/2020 of the Ministry of Labor, Employment and Social Security, with a staggered increase of three stages: (i) to Ps. 18,900 as of October 2020, (ii) to Ps. 20,857 as of December 2020 and (iii) to Ps. 21,600 as of March 2021. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation in wages. In December 2019, the Argentine government issued Decree No. 34/2019, which established that in case of dismissals without cause during six (6) months after the publication in the official gazette of such Decree, employees have the right to collect double indemnification, which was extended by Decree No. 39/2021 until 31 December, 2021. Decree No. 34/2019 was enacted due to the economical emergency and the increase of the unemployment, and its aim was to dissuade employers to dismiss personnel. This measure was further reinforced through Decree No. 329/2020, issued amid the COVID-19 pandemic crisis, by virtue of which dismissals without cause or with cause under the argument of force majeure or lack of/reduction of work not imputable to the employer were prohibited for 60 days (this last cause also applies for temporary suspensions), prohibition that was extended until April 25, 2021. Also, in January 2020, the Argentine Government issued Decree No. 14/2020 which established a general increase for all employees of Ps.3,000 in January 2020, and an additional amount of Ps.1,000 in February 2020 (total Ps.4,000 as from February 2020).

Furthermore, through Decree No. 332/2020 dated April 2, 2020, the administration of Alberto Fernandez created the "Emergency Assistance Program for Labor and Production" for employers and workers affected by the health emergency, consisting of among other matters, a comprehensive unemployment benefit system. For further information related to this "Emergency Assistance Program for Labor and Production" please see “Item 4. Information of the Company - Recent Developments- Measures Designed to Address the Covid-19 Outbreak”.

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

From 2011 and until December 2015, the Argentine Government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad. Furthermore, under regulations issued since 2012 certain foreign exchange transactions were subject to prior approval by the Federal Administration of Public Income (“AFIP”). Through a combination of foreign exchange and tax regulations, previous administrations significantly curtailed access to the FX Market by individuals and private-sector entities. In addition, during the years preceding 2015, the Central Bank exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the import of goods, by means of regulating the amount of foreign currency available to companies to conduct such transactions. The number of exchange controls introduced in the past gave rise to an unofficial U.S. dollar trading market, and the peso/U.S. dollar exchange rate in such market substantially differed from the official peso/U.S. dollar exchange rate. See “Exchange Controls.”

Additionally, the level of international reserves deposited with the Central Bank significantly decreased from US$47.4 billion as of November 1, 2011 to US$25.6 billion as of December 31, 2015, resulting in a reduced capacity of the Argentine Government to intervene in the FX Market and to provide access to such markets to private sector entities like us. The Macri administration announced a program intended to increase the level of international reserves deposited with the Central Bank through the execution of certain agreements with several Argentine and foreign entities. As a result of the measures taken under such program and due to the issuance by the Argentine Government of US$16.5 billion and US$2.75 billion of new debt securities in the international capital markets on April 22, 2016 and July 6, 2016, respectively, the level of international reserves increased to US$38.8 billion as of December 31, 2016. As of December 31, 2020, the level of international reserves of the Central Bank totaled US$39.4 billion.

The previous administration gradually implemented a series of reforms related to the foreign exchange restrictions, including certain currency controls, to provide greater flexibility and access to the FX Market. On August 8, 2016 the Central Bank issued Communication “A” 6037, which substantially modified the applicable foreign exchange regulations and eliminated the set of restrictions for accessing the FX Market. Effective as of July 1, 2017, pursuant to Communication “A” 6244, all regulations that restricted access to the FX Market were repealed, leaving in place only the obligation to comply with a reporting regime. Pursuant to Communication “A” 6401, dated December 26, 2017, a new reporting regime was created, pursuant to which the “Survey on the issuance of foreign notes and liabilities by the financial and private non-financial sector,” established by Communication “A” 3602, and the “Survey on direct investments,” established by Communication “A” 4237, were replaced by a unified report on direct investments and debt. Moreover, by virtue of Communication “A” 6443, which came into force as of March 1, 2018, any company from any sector, which usually operates through the Exchange Market can act as an exchange agency by only registering in the exchange operators’ registry. Argentine residents must comply with the reporting regime, even when the funds have not been sold in the FX Market and/or there is no expectation to access the FX Market in the future in relation to the funds that must be reported.

Since September 2019, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine Government has reinstated foreign exchange restrictions. The new controls apply with respect to access to the FX Market by residents for savings and investment purposes abroad, the payment of dividends in foreign currency abroad, payments of imports of goods and services, and the obligation to repatriate and settle for pesos the proceeds from exports of goods and services, among others. In that regard, we have access to the FX Market to pay dividends to non-resident shareholders, without the prior consent of the Central Bank subject that the total amount of transfers executed through the exchange market regulated by the Central Bank for payment of dividends to non-resident shareholders may not exceed 30% of the total value of any new capital contributions made in the company that had been entered and settled through such exchange market as from January 17, 2020. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine pesos that was determined by the shareholders' meeting. For further information, see “Exchange Controls.”

Also, pursuant to Communications “A” 7106, September 15, 2020, the Argentine Central Bank issued regulations (“FX Regulatory Restrictions 7106”) pursuant to which any Argentine debtor that has scheduled principal payments of indebtedness due between October 15, 2020 and March 31, 2021 and payable in foreign currency (subject to certain exceptions), is required, in order to access to the official exchange market, to file with the Argentine Central Bank a refinancing plan in respect of such indebtedness, which shall fulfill certain conditions established in the regulation, such as the following (i) the net amount for which the debtor shall have access to the official foreign exchange market to meet its foreign currency denominated payments of principal shall not exceed 40% of the aggregate principal amount due between October 15, 2020 and March 31, 2021 and (ii) the remaining principal amount is required to be deferred such that the repayment of the deferred principal amounts is due on average two years later than the originally scheduled principal amortization payments. The installments under the Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. (the “Brigadier Lopez Loan”) becoming due between December 2020 and March 2021 were under the scope of such regulation.

In compliance with FX Regulatory Restrictions 7106, the Company presented to the Argentine Central Bank a new repayment schedule for the Brigadier Lopez Loan, which included the refinancing of the first two principal installments, each for a sum of US$ 36 million,which were payable on December 14, 2020 and March 12, 2021. On December 14, 2020, the Company entered into a forbearance agreement with the creditors of the Brigadier Lopez Loan by means of which the creditors agreed not to take any judicial or extrajudicial action to claim their rights of collection under the such loan and to negotiate in good faith certain modifications. On December 22, 2020, the Company signed a waiver and amendment to the Brigadier Lopez Loan, modifying, among others, the amortization schedule so as to comply with the requirements established by Communication “A” 7106, partially postponing installments becoming due in December 2020 and March 2021, extending the final payment term to June 2023, including monthly amortizations as from January 2021 until January 2022, and keeping the amortizations in the initial schedule for June, September and December 2021, each of them equal to 20% of capital. In December 2020, 40% of the installment for such month was paid, complying with the regulations in force and the abovementioned amendment. Amongst others, the amendment involves a 200 basis points increase in the interest rates as from December 12, 2020. The amendment of the Brigadier Lopez Loan contains a more restrictive covenant package than under the original loan, which includes a prohibition to make dividends payment during 2021 and a US$ 25 million maximum allowed for dividend payment in 2022. Moreover, a collateral agreement was signed, which includes the pledge on turbines of Brigadier López Thermal Station, a mortgage on the land in which such power station is located and a LVFDV passive collection collateral assignment.

FX Regulatory Restrictions 7106 were extended until December 31, 2021 by Communication “A” 7230. The installments under the Brigadier Lopez Loan due on June, September and December 2021 will be under the scope of the provisions of such regulation. As a consequence, as of the date of this annual report, we are maintaining negotiations with creditor banks with the aim of rescheduling installments becoming due in June, September and December 2021. For more information see “Item 5.A. Operating Results—Indebtedness—Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.” We cannot assure you whether we will be able to refinance such installments in accordance with the Argentine Central Bank requirements or that the Argentine Central Bank will extend these restrictions, or adopt any other similar restrictions, in the future. We also cannot assure you that we will not have to refinance any of our other outstanding indebtedness in the future, or that a refinancing agreement will be reached nor that the terms of the refinancing will not be materially less favorable than the terms of our current loans. See “—We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations.”If any future exchange controls are imposed, or interpretations of existing or future exchange regulations are adopted, that further restrict access to the FX Market. See “Exchange Controls.”

As in prior years, the exchange controls introduced gave rise to an unofficial U.S. dollar trading market. As of the date of this annual report, the peso/U.S. dollar exchange rate in such market substantially differs from the official peso/U.S. dollar exchange rate.

The Argentine government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding foreign currency denominated liabilities.

In the future the Argentine Government could impose further exchange controls, transfer restrictions or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the peso, which could limit our ability to access the international capital markets and impair our ability to make interest, principal or dividend payments abroad. Such measures could lead to renewed political and social tensions and undermine the Argentine Government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and consequently, adversely affect our business and results of operations.

Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth, and may negatively impact our financial condition or cash flows

After Argentina’s default on certain debt payments in 2001, the government successfully restructured 92% of the debt through two debt exchange offers in 2005 and 2010. Nevertheless, holdout creditors filed numerous lawsuits against Argentina in several jurisdictions, including the United States, Italy, Germany and Japan, asserting that Argentina failed to make timely payments of interest and/or principal on their bonds, and seeking judgments for the face value of and/or accrued interest on those bonds. Judgments were issued in numerous proceedings in the United States, Germany and Japan. Although creditors with favorable judgments did not succeed, with a few minor exceptions, in enforcing on those judgments, as a result of decisions adopted by the New York courts in support of those creditors in 2014, Argentina was enjoined from making payments on its bonds issued in the 2005 and 2010 exchange offers unless it satisfied amounts due to the holders of defaulted bonds. The Argentine government took several steps intended to continue servicing the bonds issued in the 2005 and 2010 exchange offers, which had limited success. Holdout creditors continued to litigate and succeeded in preventing the Argentine government from regaining market access.

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

In addition, since 2001 foreign shareholders of some Argentine companies, initiated claims for substantial amounts before the International Centre for Settlement of Investment Disputes (“ICSID”) against Argentina, pursuant to the arbitration rules of the United Nations Commission on International Trade Law. Claimants allege that certain measures of the Argentine government issued during the economic crisis of 2001 and 2002 were inconsistent with the norms or standards set forth in several bilateral investment treaties by which Argentina was bound at the time. To date, several of these disputes have been settled, and a significant number of cases are in process or have been temporarily suspended by the agreement of the parties.

Between 2016 and early 2018, Argentina regained access to the market and incurred approximately in US$96.3 billion of additional debt. However, as a result of various external and internal factors, during the first half of 2018, access to the market became increasingly onerous. On May 8, 2018, the Macri administration announced that the Argentine Government would initiate negotiations with the IMF with a view to entering into a stand-by credit facility that would give Argentina access to financing by the IMF. On June 7, 2018, the Argentine government and the IMF staff reached an understanding on the terms of the SBA for disbursements totaling approximately US$50 billion, which was approved by the IMF’s Executive Board on June 20, 2018. The SBA was intended to provide support to the Macri administration’s economic program, helping build confidence, reduce uncertainties and strengthen Argentina’s economic prospects. On June 22, 2018 the Argentine government made a first drawing of approximately US$15 billion under the SBA. To date, Argentina has received disbursements under the SBA for US$44 billion. Notwithstanding the foregoing, the current administration has publicly announced that they will refrain from requesting additional disbursements under the agreement, and instead vowed to renegotiate its terms and conditions in good faith.

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

On August 28, 2019, the Macri administration issued a decree deferring the scheduled payment date for 85% of the amounts due on short-term notes maturing in the fourth quarter of 2019, governed by Argentine law, and held by institutional investors. Of the deferred amounts, the decree stated that 30% would be repaid 90 days after the original payment date and the remaining 70% would be repaid 180 days after the original payment date, except for payments under Lecaps due 2020 held domestically, which would be repaid entirely 90 days after the original payment date. Amounts due on short-term notes held by individual investors would be paid as originally scheduled. In December 2019, the Fernández administration further extended payments of a series of short term notes denominated in U.S. dollars until the end of August 2020, which were held by institutional investors.

Moreover, in December 2019, the Fernández administration further extended by decree payments of a series of short term Argentine-law governed treasury notes denominated in U.S. dollars held by institutional investors through August 2020. Additionally, on February 11, 2020, the Argentine government decreed the extension of maturity to September 30, 2020 of a dollar-linked treasury note governed by Argentine law, which had been originally subscribed to a large extent with U.S. dollar remittances, to avoid a payment with Argentine pesos that would have required significant sterilization efforts by the monetary authority. Also in February 2020, the Argentine Congress enacted a law enabling the government to take all necessary steps toward rendering the Argentine sovereign debt governed by foreign law sustainable. On February 19, 2020 the IMF staff issued a statement concluding that in light of the developments and the materialization of certain risks to debt sustainability that were considered during the previous Debt Sustainability Analysis (DSA) published in July 2019, the IMF staff assesses Argentina’s debt to be unsustainable. Accordingly, the IMF staff stated that “a definitive debt operation—yielding a meaningful contribution from private creditors—is required to help restore debt sustainability with high probability”.

On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 5, 2021 the US$2.1 billion payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement the Republic had reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”). In addition, on April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, seeking mainly an extension of the maturity dates and a significant reduction in the interest rate.

On April 5, 2020, the Argentine Government enacted Decree No. 346/2020 (i) deferring the payments of principal and interest on certain of its foreign currency bonds governed by Argentine law until December 31, 2020, or until such earlier date as the Ministry of Economy may determine, taking into account the degree of advance in the process designed to restore the sustainability of Argentina’s public debt, and (ii) authorizing the Ministry of Economy to conduct liability management transactions or exchange offers, or to implement restructuring measures affecting foreign currency bonds governed by Argentine law which payments have been deferred pursuant to such Decree.

On April 21, 2020, Argentina invited holders of approximately US$ 66.5 billion aggregate principal amount of its foreign currency external bonds to exchange such bonds for new bonds. The invitation contemplated the use of collective action clauses included in the terms and conditions of such bonds, whereby the decision by certain majorities would bind holders that do not tender into the exchange offer. On August 31, 2020 it announced that it had obtained bondholder consents required to exchange and or modify 99.01% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the exchange offer. The restructuring settled on September 4, 2020. As a result of the invitation, the average interest rate paid by Argentina’s foreign currency external bonds was lowered to 3.07%, with a maximum rate of 5.0%, compared to an average interest rate of 7.0% and maximum rate of 8.28% prior to the invitation. In addition, the aggregate amount outstanding of Argentina’s foreign currency external bonds was reduced by 1.9% and the average maturity of such bonds was extended.

On August 18, 2020, Argentina offered holders of its foreign currency bonds governed by Argentine law to exchange such bonds for new bonds, on terms that were equitable to the terms of the invitation made to holders of foreign law-governed bonds. On September 18, 2020, Argentina announced that holders representing 99.4% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the local exchange offer had participated. As a result of the exchange offer, the average interest rate paid by Argentina’s foreign currency bonds governed by Argentine law was lowered to 2.4%, compared to an average interest rate of 7.6% prior to the exchange. In addition, the exchange offer extended the average maturity of such bonds.

During 2020, Argentina sought to preserve the normal functioning of the local capital market for debt denominated in pesos, which it considers a key factor for the development of the domestic capital market. In particular, during this period, the Argentine government sought to recover the Treasury’s financing capacity, create conditions for the development of the domestic capital markets and generate savings instruments with positive and sustainable real rates, in turn reducing its monetary financing needs and expanding the depth of the local debt market and the participation of relevant institutional investors. In addition, the Treasury expanded its menu of financing instruments to obtain the funds needed to cover its 2020 financial needs and to design the 2021 financial program according to the guidelines outlined in the 2021 budget.

As of the date of this annual report, the Argentine government has initiated negotiations with the IMF in order to renegotiate the principal maturities of the US$ 44.1 billion disbursed between 2018 and 2019 under the SBA, originally planned for the years 2021, 2022 and 2023. We cannot assure whether the Argentine Government will be successful in the negotiations with that agency, which could affect its ability to implement reforms and public policies and boost economic growth, nor the impact of the result that renegotiation will have in Argentina's ability to access international capital markets (and indirectly in our ability to access those markets), in the Argentine economy or in our economic and financial situation or other conditions that could affect our results and operations or businesses. In addition, there can be no assurances that Argentina’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation for Argentina’s sovereign debt may have an adverse effect on the Argentine economy and our business operations.

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

High public expenditures could result in long-lasting adverse consequences for the Argentine economy

In recent years, the Argentine Government has substantially increased public expenditures. In 2017, 2018, and 2019, national public sector expenditures increased by 21.8%, 22.4% and 37.2% year over year, respectively (measured in nominal Argentine pesos) and the government reported a primary fiscal deficit of 3.8%, 2.4% and 3.8% of GDP, according to the Argentine Ministry of Treasury. In 2020, national public sector expenditures increased by 48.9%, and the government reported a primary fiscal deficit of 6.5%% of GDP. During recent years, the Argentine Government has resorted to the Central Bank and to the ANSES to alleviate part of its funding requirements. Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures continue to increase at a rate higher than revenues due to, for example, social security benefits, financial assistance to provinces with financial problems and increased spending on public works and subsidies, including subsidies to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets and could in turn result in more limited access to such markets by Argentine companies. Additionally, a further deterioration in fiscal accounts could affect the Argentine Government’s ability to continue subsidies for consumers in the energy sector.

A decline in international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth

Argentina’s financial recovery from the 2001-2002 crisis occurred in a context of price increases for Argentina’s commodity exports, such as soy. High commodity prices contributed to the increase in Argentine exports and to high government tax on revenues from export withholdings. However, the reliance on the export of certain commodities has caused the Argentine economy to be more vulnerable to fluctuations in their prices.

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

The novel coronavirus could have an adverse effect on our business operations and financial conditions

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Several measures have been undertaken by the Argentine government and other governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others. However, the virus continues to spread globally and, as of the date of this annual report, has affected more than 192 countries and territories around the world, including Argentina. To date, the outbreak of the novel coronavirus has caused significant social, operational, economic and market disruption. The long-term effects to the global economy and the Company of epidemics and other public health crises, such as the on-going novel coronavirus crisis, are difficult to assess or predict, and may include a further decline in the market prices of our shares and ADSs, risks to employee health and safety, risks for the deployment of our services, reduction in the demand of energy, and delays or suspensions in the construction of our expansion projects, among others. The prolonged restrictive measures, including policies limiting the efficiency and effectiveness of our operations such as home office policies, put in place in order to control the outbreak of the novel coronavirus or any other outbreak of a contagious disease or other adverse public health development that may occur in the future, has had, and may continue to have, or may in the future have, a material and adverse effect on our business operations. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, we cannot predict how the disease will continue to evolve in Argentina, including consequences of new outbreaks and new strains of coronavirus that have appeared, or the effectiveness of the vaccination campaign, nor anticipate what additional restrictions the Argentine government may impose. A sustained or prolonged coronavirus outbreak and the emergence of new strains of coronavirus for which current vaccines may be less effective, could exacerbate the factors described in this “Risk Factors” section and intensify the impact on our business and results of operations.

On March 19, 2020, President Alberto Fernández issued Decree No. 297/2020, establishing a period of preventive and mandatory social isolation, or quarantine as a public health measure aimed at addressing the effects of the COVID-19 pandemic (the “Quarantine”). The decree imposed a nation-wide mandatory lockdown, initially until March 31, 2020, whereby only exceptional and essential activities and internal travel are allowed, deployment of security forces for the enforcement of lockdown. The mandatory lockdown ordered by Decree No. 297/2020, was effective between March 20 and March 31, 2020, inclusive, that was subsequently extended on several occasions until November 9, 2020, the date on which the measure of “social, preventive and obligatory distancing” (“DISPO”) took effect in most of the country, although certain urban agglomerates, departments and parties in some provinces were maintained under the preventive and mandatory social isolation, in both cases until November 29, 2020. The DISPO period was accompanied by a series of relaxations to the originally imposed limitations, such as the circulation without the need of an enabling certificate between the areas subject to the DISPO, the performance of economic, industrial, commercial, or service activities, which have an operating protocol approved by the health authorities, and artistic and sporting activities under certain circumstances. As of the date of this annual report, different regions of Argentina have switched between the Quarantine and DISPO periods, depending on the epidemiological situation of each area. In addition, as a consequence of the worsening of the epidemiological situation in Argentina, as well as the large increase in the number of daily COVID-19 cases, the Executive Branch continues to tighten the measures required to tackle the rising in coronavirus cases.

On April 8, 2021, by means of the Decree No. 235/2020, the Argentine Government established new general prevention measures focused on mitigating the spread of COVID-19. The prevention measures will be in place until April 30, 2021, inclusive. By means of Article 11 of the Decree, the following activities were suspended throughout the national territory during the entire duration of the Decree: (i) group travel for various purposes, and (ii) activities and social gatherings in private homes of more than 10 persons. In addition, the decree established a series of sanitary parameters to define which districts and departments of Argentina will qualify as "places of epidemiological and sanitary risk" and the suspension of the following activities in those regions during the entire term of the decree: (i) activities and social meetings in private homes; (ii) activities and social gatherings in outdoor public spaces of more than 20 people; (iii) the practice of sports in closed places where more than 10 people participate or that do not allow maintaining the minimum distance of 2 meters between participants, with certain exceptions; (iv) activities of casinos, bingos, discotheques and party halls; and (v) gastronomic premises between 11:00 p.m. and 6:00 a.m. the following day. In addition, the Decree established a new traffic restriction between midnight and 6:00 a.m. the following day in those places with high epidemiological and sanitary risk. On the other hand, the same decree provided for the extension until April 30, 2021 inclusive of the border closure provided for by Decree No. 274/20 (as extended and supplemented). On April 14, 2021, new measures were announced for the Metropolitan Area of Buenos Aires, among them, the restriction of traffic between 8:00 p.m. and 6:00 a.m., the suspension of classes and of recreational, social, cultural, sports and religious activities carried out in closed places. In line with this, on April 16, 2021, Decree No. 241/21 was published in the Official Gazette which established, among other issues, (i) to extend the suspension of the duty of attendance at the workplace for the persons covered by the terms of Resolution No. 207/20, extended by Resolution No. 296/20, and amended by Resolution No. 60/21 of the Ministry of Labor, Employment and Social Security; (ii) to provide for the suspension of on-site classes and non-school on-site educational activities at all levels and in all its modalities in the agglomerate of the Metropolitan Area of Buenos Aires (AMBA), from April 19 to April 30, 2021, inclusive; (iii) to provide for the suspension, during the term of the referred decree, of commercial centers and shopping malls, all sports, recreational, social, cultural and religious activities carried out in closed environments, commercial premises, except for the exceptions set forth in Article 20 of the decree, between 7:00 p.m. and 6:00 a.m., and all other activities carried out in closed environments, commercial premises, except for the exceptions set forth in Article 20 of the decree, between 7:00 p.m. and 6:00 a.m., gastronomic premises (restaurants, bars, etc. ), between 7:00 p.m. and 6:00 a.m. the following day, except for home delivery and pick-up at the establishment in nearby premises, while between 6:00 a.m. and 7:00 p.m., gastronomic establishments may only serve their customers in outdoor spaces; (iv) to provide that the public urban and interurban passenger transportation service may only be used by persons involved in the activities, services and situations included in the terms of Article 11 of Decree No. 125/21; and (v) to establish the restriction to circulate from 8:00 p.m. to 6:00 a.m. of the following day in the agglomerate of the AMBA. The Quarantine and related restrictive measures had and are further expected to have a deep impact in the Argentine economy, including drastic reduction in the demand and supply of goods and services, increase in the unemployment rate and poverty levels, businesses bankruptcies, disruption in the payment chain, among many others. Although the Argentine government has adopted measures intended to alleviate the situation (see “Item 4––Recent Developments- Measures Designed to Address the Covid-19 Outbreak”), such measures are expected to significantly increase the governments’ fiscal deficit. If that increase in the deficit is financed with monetary emission, it is highly possible that it will lead to an increase in the rate of inflation and disruptions in the foreign exchange markets.

Pursuant to Decree 297/2020, minimum shifts ensuring the operation and maintenance of electric energy generators were exempted from the Quarantine. Although our operations personnel was allowed to continue their activities under certain health and sanitary precautions, the rest of our staff continued working remotely.

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

As an additional measure to contain the expansion of COVID-19, international travel (except for certain specific repatriation flights) was suspended for several months. As of the date of this annual report, reception of international flights from certain countries is restricted, in accordance with Administrative Decision No. 2252/20, extended by Administrative Decisions Nos. 2/21, 44/21, 155/21 and 219/21, which was also complemented by Administrative Decision No. 268/21, and Administrative Decision No. 342/21 until April 30, 2021.

We have identified the following items where this crisis has and may have an impact in the Company:

Operations – Power generation

●
Reduction in the electric energy dispatched. Due to the Quarantine, most of the businesses in Argentina, especially in the industrial sector, have not been able to continue operating normally. According to information from CAMMESA, at the beginning of the Quarantine the total electric energy demand had significantly declined. At the time, this reduction had an impact in the Company’s termal energy generation, in particular our units with higher heat rate (less eficient) under the Energia Base Regulatory Framework

●
Increased delays in payments and/or risk of uncollectability from our private clients. Despite the fact that CAMMESA is paying its obligations, the reduced economic activity due to the Quarantine may also affect the cash flows of CAMMESA and of our private clients and it may increase the delays in their payments and the risk of uncollectabilty of private clients. (See “Item 3.D Risk Factors—Risks Relating to Argentina—We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector”). Due to the COVID-19 pandemic crisis, we have experienced, and we expect to continue experiencing delays in certain payments from CAMMESA. For these delays, we received interests from CAMMESA. Payments related to PPAs under the Renovar Regulatory Framework have not suffered delays. See “—The novel coronavirus could have an adverse effect on our business operations and financial conditions.”

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

●
Personnel safeguard. We have set a protocol with multiple measures to protect the health of all our operations and maintenance personnel. Some of those measures include: a) the isolation of the teams that operate our different units, preventing contact between different teams; b) the avoidance of contact between personnel from different shifts; c) the use of extra protection, and additional sanitary measures; d) using virtual meetings; e) identifying key personnel in order to have the necessary back-up teams should a contingency arise and keeping all non-essential working remotely; f) drafting and publication of health and safety plans and/or protocols both for the plants in operation and works in development. These measures have been effective to protect our personnel, and at the date of these annual report, a low level of contagion has been registered within the Company’s personnel.

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

Projects under construction/development

The COVID-19 outbreak has had an impact on the projects that were and are under construction as of the date of this annual report.

Since the issuance of Administrative Decision 468/2020 abovementioned, the project construction activities were resumed. This required the implementation of health safety measures according to the requests established and recommended by health authorities. As a result, a procedure and a protocol were drafted, which must be complied with by the personnel, contractors and subcontractors. On February 21, 2020, Vestas Argentina S.A. (“Vestas”) the supplier of the wind turbines of the La Genoveva I wind project, notified the Company that the COVID-19 outbreak affected its manufacturing activities worldwide, causing delays on the supply chain for the delivery of certain Chinese-origin manufacturing components required for the completion of the wind turbines. In its communication, Vestas did not specify the specific impact this situation may have on the agreed upon schedule. However, based on that communication, we reasonably expected delays on the project’s completion. Therefore, we sent a notice to CAMMESA with the updates received from Vestas in accordance with the force majeure clauses of the PPA to avoid potential penalties should the project suffer unexpected and unforeseen delays. On April 7, 2020, CAMMESA acknowledged receipt of our notice and requested a report on the consequences that the force majeure events have had on the schedule.The Company has sent to CAMMESA several notices informing the impact this force majeure event had on the project and the measures taken within the COVID-19 protocol abovementioned, reaffirming its request to abstain from imposing sanctions for the delays, and requesting to obtain an extension in the commercial operation date of the wind farm. The main events impacting on the project execution schedule were the following: i) delays in the international manufacturing and delivery, ii) delays in the manufacturing and/or supply of local equipment, components and parts, iii) restrictions on the transport of material and components, iv) restrictions on the working methods due to compliance with COVID-19 health protocols that reduce the productivity of processes and tasks, and v) the borders lockdown that prevent foreign specialists from entering to conduct assembly or installation processes and for the start-up. In this regard, on June 10, 2020, the Secretariat of Energy ordered CAMMESSA to temporarily suspend the calculation of the terms set forth for the projects that had not obtained the commercial authorization, among which wind farm La Genoveva is included, for a maximum postponement term of six months from March 12 to September 12, 2020. Therefore, the committed commercial authorization of the wind farm was extended until November 22, 2020. Even though the Quarantine was lifted for private sector energy infrastructure construction on April 7, 2020, we have experienced delays on our project schedule. After taking the necessary precautions, the construction was resumed on April 9, 2020 for La Genoveva I. On November 21, 2020, La Genoveva I commenced full commercial operation and previously had two partial commissionings on September 11, 2020 and October 30, 2020 for 50.4 MW and 33.6 MW, respectively.

The Quarantine also affected the construction of the Terminal 6-San Lorenzo thermal plant, which was suspended on March 20, 2020, scheduled to be completed in September 2020. After the Quarantine was lifted, we resumed activities on April 27, 2020 taking the necessary precautions. However, due to the precautionary measures mentioned above, we expected that the completion of the project was going to be delayed. Additionally, travel restrictions and national borders lockdown imposed by the Argentine Government, among others, delayed the arrival of necessary personnel for the project, some of which were expected to arrive from countries affected by the outbreak. Therefore, we sent a notice to CAMMESA informing about this situation to avoid potential penalties should the project suffer unexpected and unforeseen delays. We notified CAMMESA and the Energy Secretariat on the situation and requested: (i) the suspension of agreement terms as from March 20, 2020 and until the situation is normalized, and (ii) abstention of the imposision of any sanctions in case the Company cannot meet the agreed upon deadlines on the wholesale demand agreement entered into with CAMMESA mentioned in Note 22.7 of our Audited Consolidated Financial Statements due to force majeure reasons. In this sense, on June 10, 2020, the Secretariat of Energy ordered CAMMESSA to temporarily suspend the calculation of the terms set forth for certain that had not obtained the commercial authorization, among which the cogeneration Terminal 6 - San Lorenzo project is included, for a maximum term of six months, starting on March 12, 2020 and ending on September 12, 2020. Therefore, the committed commercial authorization of the thermal plant was extended until March 5, 2021. On July 15, 2020, we communicated the Secretariat of Energy and CAMMESA, that the temporary suspension was not sufficient to comply with the new terms under the wholesale demand agreement since the restrictions imposed by the Argentine Government to tackle COVID-19 hindered the work activities of the cogeneration unit Terminal 6 - San Lorenzo. On September 10, 2020, the Undersecretariat of Electrical Energy granted a new suspension of the terms for the commercial authorization of the projects starting on September 12, 2020 and ending on November 25, 2020, subject to certain requirements. We requested CAMMESA and the Secretariat of Energy the extension of the new commercial authorization of the project Terminal 6 - San Lorenzo until July 30, 2021. On November 21, 2020, the plant obtained partial commissioning of its gas turbine (269,5 MW) to operate with natural gas and sell energy under the spot market regulation (Res. 31/2020).

The effects of the COVID-19 crisis pose challenges to our expansion plans for the Brigadier López plant and the development of the El Puesto solar farm, delaying the start of construction of these projects, not only because of the restrictions to the construction mentioned above, but also due to lower energy demand and difficulties to obtain the necessary financing for the projects in the current market situation. As of the date of this annual report, the continued impact of the COVID-19 crisis in the development of these projects is uncertain, and it may result in us not being able to construct or develop these projects. Delays or failure to develop these projects could result in economic penalties, an increase in our financial needs and could also cause our financial returns on new investments to be lower than expected, which could materially adversely affect our financial condition and results of operations. For further information on see “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants”. In addition, the COVID-19 crisis may reduce the possibility of new expansion projects and opportunities, for which the company has purchased 3 gas turbines. Item 5.A Operating Results—Factors Affecting our Results from Operations—Expansion of Our Generating Capacity.

Access to the Capital and Financial Markets

Due to the Argentine sovereign debt restructuring ongoing process and to the outbreak of COVID-19, access to the capital and financial markets in Argentina and/or in foreign markets may also be substantially reduced. See “—Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth, and may negatively impact our financial condition or cash flows,” any further deterioration of the current economic situation may result in a deterioration of the Company’s finances, in a context of lack of access or substantial reduction of credit availability in the financial markets, which could affect our financial condition and results of operation.

Natural gas distribution operating segment

Additionally, the COVID-19 pandemic crisis may also affect the results from our natural gas distribution affiliates. Although such economic activity was exempt from the Quarantine, the economic downturn caused by this measure is expected to reduce volumes distributed to clients. Moreover, some measures adopted by the Argentine Government to mitigate the effects of the COVID-19 outbreak in the economy are also expected to affect Ecogas’ financial performance, which had already been affected by the 180-day tariff freeze established by Law 27,132, which was in effect until June 30, 2019 (See Item 4. Information of the Company- Recent Political and Economic Developments in Argentina). The Argentine Government established a 180-day period, beginning on March 1, 2020, where the suspension of the natural gas service is not permitted, upon the beneficiary’s failure to pay less than three consecutive invoices, from March 1, 2020. This measure is only applicable to certain users identified in the decree adopting it. This measure has resulted in, and may continue to result in, delays and/ or the uncollectability of payments from such clients.”

Furthermore, some of the clients may not have access to electronic payment platforms and may typically pay in cash, which may be an obstacle for their ability to pay the bills on time due to the mandatory Quarantine.That suspension period was subsequently extended until December 31, 2020. Moreover, tariff increases remain suspended as of the date of this annual report In the year ended December 31, 2019, IGCE (including a direct interest in DGCE) accounted for 11.80% of our consolidated net income (see Item 4.B. Business Overview—Our Affiliates— Ecogas Group - Inversora de Gas del Centro S.A. (IGCE)”.

Finally, any additional measure taken by Argentina or any foreign country to mitigate the effects of the COVID-19 crisis, may directly or indirectly affect our operations, projects under construction/development or our results of operation and financial condition.

For further information see “Item 4.A.—Recent Developments—Measures Designed to Address the Covid-19 Outbreak”.

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

The economy of Brazil, Argentina’s largest export market and the principal source of imports, has experienced heightened negative pressure due to the uncertainties stemming from ongoing political crisis and extensive corruption investigations. Although the Brazilian economy slightly expanded by 1.1% during 2019 and decreased 5.8% during 2020, a deterioration of economic conditions in Brazil may reduce demand for Argentine exports and create advantages for Brazilian imports. In October 2018, candidate Jair Bolsonaro was elected president of Brazil. As a result, uncertainty and expectations have increased in relation to the future management of the president who, might include substantial economic reforms and changes in Brazil’s foreign policy, as stated during his campaign. A further deterioration of economic conditions in Brazil could reduce the demand for Argentine exports and generate advantages for Brazilian imports. There is a possibility that continued uncertainty with respect to Brazil’s economic and political conditions or the occurrence of an economic and political crisis in Brazil might result in an impact on the Argentine economy, and in turn, have a material adverse effect on our business, financial condition and result of operations. Notwithstanding the foregoing, Argentina’s energy exportation to Brazil increased by 1079% in 2020 with respect to 2019

The Argentine economy may be affected by “contagion” effects. International investors’ reactions to events occurring in one developing country sometimes appear to follow a “contagion” pattern, in which an entire region or investment class is disfavored by international investors. In the past, the Argentine economy has been adversely affected by such contagion effects on several occasions, including the 1994 Mexican financial crisis, the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 depreciation of the Brazilian real, the 2001 collapse of Turkey’s fixed exchange rate regime and the global financial crisis that began in 2008.

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

In July 2019, the Common Market of the South (“MERCOSUR”) signed a strategic partnership agreement with the European Union (the “EU”), which is expected to enter into force during 2021, once approved by the relevant legislatures of each member country. The objective of this agreement is to promote investments, regional integration, increase the competitiveness of the economy and achieve an increase in GDP. However, the effect that this agreement could have on the Argentine economy and the policies implemented by the Argentine Government is uncertain. Regarding other free trade agreements negotiations, the Fernandez administration announced on April 24, 2020 that it would stop participating in negotiations for MERCOSUR trade agreements with countries such as South Korea, Singapore, Lebanon, Canada and India, excluding those already concluded with the EU.

On January 31, 2020, the United Kingdom (“UK”) withdrew from the EU (“Brexit”). The UK’s membership in the EU single market ended on December 31, 2020. On December 24, 2020, the UK and the EU announced that they had struck a new bilateral trade and cooperation agreement governing the future relationship between the UK and the EU (the “EU-UK Trade and Cooperation Agreement”) which was formally approved by the 27 member states of the EU on December 29, 2020 and by the UK parliament on December 30, 2020. As of the date hereof, the EU-UK Trade and Cooperation Agreement is expected to be formally ratified by the EU parliament during the second quarter of 2021.

The EU-UK Trade and Cooperation Agreement provides some clarity with respect to the intended shape of the future relationship between the UK and the EU and some detailed matters of trade and cooperation. The impact of Brexit on our results of operations is unclear and its long-term effects remain uncertain. Brexit could lead to additional political, legal and economic instability in the European Union and produce a negative impact on the commercial exchange of Argentina with that region.

On November 3, 2020, Mr. Joe Biden was elected president of the United States. The results of the presidential election are expected to restore certainty and predictability regarding the relationship between the United States and other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade between the United States and other nations, that had been impaired by the Trump administration. However, we cannot predict how that will evolve, nor the effect that any measure taken by the Biden administration could cause on global economic conditions and the stability of global financial markets. Furthermore, the ongoing trade dispute between United States and China due to tariffs placed on goods traded between them, might have a potential impact in trade-dependent countries such as Argentina.

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

The Argentine banking system may be subject to instability which may affect our operations

In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of credit activity. Although the financial system’s deposits continue to grow in nominal terms, they are mostly short-term deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2020, although nominal private deposits in pesos increased 85.2% year-over-year (fueled by the growth of savings, current accounts with a 105.3% and 82.6% increase, respectively) and nominal time deposits increased approximately 86.7% year-over-year, such nominal increases did not match inflation for the period. Peso-denominated loans increased approximately 19.3% during 2020. During the same period, loans in foreign currency (composed mainly of corporate loans) evidenced a decrease of 49.3% at the end of 2020. In 2020, private and public deposits in U.S. dollars declined by 14.4%.

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

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations

A lack of a solid institutional framework and corruption have been identified as, and continue to be, a significant problem for Argentina. In Transparency International’s 2020 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 78, down from 66 in the previous survey in 2019. In the World Bank’s Doing Business 2020 report, Argentina ranked 126 out of 190 countries, down from 119 in 2019.Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the prior administration had adopted several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures included the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, and establishing a corporate criminal liability regime for corruption offenses aimed at promoting anticorruption compliance,, among others. The current Argentine Government’s ability to implement them, or promote further transparency and integrity measures is uncertain in a highly polarized political context.Argentina’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities with underlying Argentine risk. The recent economic instability in Argentina has contributed to a decline in market confidence in the Argentine economy as well as to a deteriorating political environment.

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

In a change of its criteria on policies applied in the electric power industry, on April 17, 2019, the Macri Administration announced that the tariffs applied by electricity distribution companies would not be increased during the rest of 2019. On February 22, 2021, Secretary of Energy issued Resolution 131, increasing 89% wholesale energy price purchased by Distribution companies for the supply of large customers.

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

On December 23, 2019, the Solidarity Law was passed, by which the economic, financial, administrative, social, sanitary, tariff and energetic emergency was declared. In connection to our business such law provides that (i) natural gas tariffs and energy tariffs to the end user under federal jurisdiction shall remain unchanged for one hundred and eighty (180) days, commencing on December 23, 2019, and (ii) empowered the Executive branch to renegotiate tariffs under federal jurisdiction, either within the framework of the current comprehensive tariff reviews or through an extraordinary revision, in accordance with Law No. 24,065 (Régimen de Energía Eléctrica). In addition, the Solidarity Law also entitles the Executive branch to intervene the ENARGAS and the Federal Electricity Regulatory Agency (“ENRE”). In that context, the ENRE was intervened by virtue of Decree No. 277/2020 until December 31, 2020. By virtue of Decree No. 1,020/2020, the Executive branch established the begginig of the tariff revision negotiations (for transmission and distribution companies under federal jurisdiction) and extended the intervention of the ENRE for one more year or until the tariff revision process ends, whichever comes first. Likewise, on January 19, 2021, through Resolutions No. 16/2021 and 17/2021, the ENRE formally began the procedure for the temporary adjustment of tariffs of public energy transmission and distribution activities under federal jurisdiction, with the objective of establishing transitional tariffs, until a final renegotiation agreement is reached.

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

After declaring a state of emergency with respect to the national electrical system, the Argentine Government increased electric power tariffs in the WEM under the Energía Base. Preliminary injunctions suspending such increases were requested by customers, politicians and non-governmental organizations, and recent rulings suspended the increases in the whole territory of Argentina. On September 6, 2016, the Supreme Court denied these injunctions that suspended end-users electric power tariff increases, and a public hearing to evaluate the proposals for a full tariff review filed by EDENOR and EDESUR was held on October 28, 2016. The tariff increases were approved on January 31, 2017. In addition, the Argentine Government issued Resolution SE No. 21/16 calling for a public bid process for the installation of new generation capacity from both thermal and renewable sources, offering generators U.S. dollar-denominated rates linked to generation costs for newly available generation capacity. However, tariffs under the Energía Base remain well below historical levels and as of February 1, 2020 the Secretary of Energy established Energía Base prices in Argentine pesos . These measures, or any future measures, may not be sufficient to address the existing structural problems, and measures similar to those adopted during the economic crisis may be enacted in the future.

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

We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector

For the years ended December 31, 2020 and 2019, approximately 94% and 96%, respectively, of our total revenues came from our sales to CAMMESA. In addition, we receive significant cash flows from CAMMESA in connection with the FONINVEMEM and similar programs. Payments to us by CAMMESA, depend upon payments that CAMMESA in turn receives from other WEM agents such as electric power distributors as well as subsidies from the Argentine Government.

Regarding the CVO Agreement, effective as of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM, as a combined cycle, of the thermal plant Central Vuelta de Obligado, which entitled us to receive the collection of the trade receivables under the CVO Agreement. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be signed to start the collections.

The PPA agreement was signed on February 7, 2019, with retroactive effect to March 20, 2018.

As a result, the original amortization schedule from the CVO Agreement is in full force and effect.

During 2019, we collected Ps. 11.5 billion in CVO receivables, measured in current amounts as of December 31, 2020. Subsequent installments have been collected on their respective due dates. During 2020, we collected Ps. 6.3 billion in CVO receivables, measured in current amounts as of December 31, 2020.

We also receive payments under term market contracts with CAMMESA and FONI trade receivables (only during 2019, as all remaining receivables were collected), which are denominated in U.S. dollars, and converted into Argentine pesos, at the exchange rate of the day prior to the due date of such monthly transaction or installment.

In recent years, due to regulatory conditions and long periods of frozen tariffs in Argentina’s electric power sector that affected the profitability and economic viability of power utilities, certain WEM agents defaulted on their payments to CAMMESA, which adversely affected CAMMESA’s ability to meet its payment obligations with electric power generators, including us. As a consequence of delays in payments that CAMMESA received from other WEM agents, we also saw delays in the payments we received under the Energía Base, receiving payments from CAMMESA within approximately 90 days of month-end, rather than the required 42 days after the date of billing. Such payment delays resulted in higher working capital requirements that we would typically finance with our own financing sources. From September 2016 to November 2017 CAMMESA has paid without delays, and since then, there were periods in which CAMMESA experienced delays in paying (for further information on the duration of these delays see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk”). For example, for the monthly transaction related to Energía Base and thermal PPAs of December 2020, with due date on February 10, 2021, we collected , 24.01% on March 5, 2021, 51.72% on March 15, 2021, and the rest on March 31, 2021. For these delays, we received interests from CAMMESA. Payments related to PPAs under the Renovar Regulatory Framework have not suffered delays. CAMMESA may once again be unable to make payments to generators both in respect of energy dispatched and generation capacity availability on a timely basis or in full, which may substantially and adversely affect our financial position and the results of our operations.

Due to the COVID-19 pandemic crisis, we have experienced, and we expect to continue experiencing delays in certain payments from CAMMESA. See “—The novel coronavirus could have an adverse effect on our business operations and financial conditions.”

Electricity demand may be affected by tariff increases, which could lead generation companies like us to record lower revenues

During the 2001 and 2002 economic crisis, electric power demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electric power bills. In the years following the 2001 and 2002 economic crisis, electric power demand experienced significant growth, increasing at an estimated average of approximately 3.86% per annum from 2002 through 2015 (despite a decline in 2009), due to its reduced cost as a result of certain energy subsidies, freezing of margins and elimination of inflation adjustment provisions in distribution concessions. In March 2016, the Argentine Government unified and increased wholesale energy prices for all consumption in Argentina, eliminated certain energy subsidies and implemented an incentive plan (through discounts) for residential customers whose electric power consumption is at least 10.00% lower than their consumption for the same month of the previous year.These measures may have caused a reduction in energy demand in Argentina. Demand of electric energy decreased 2.3% in 2016, increased 2.7% in 2017, and decreased 2.5%, 2.16%, and 1.3 % in 2018, 2019 and 2020, respectively, in each case, with respect to the previous year. Any significant increase in energy prices to consumers (whether through a tariff increase or through a cut in consumer subsidies) could result in a decline in demand for the energy that we generate. Any material adverse effect on electric power demand, in turn, could lead electric power generation companies, like us, to record lower revenues and results of operations than currently anticipated.

Argentina has certain energy transmission and distribution limitations that adversely affect the capacity of electric power generators to deliver all of the energy they are able to produce, which results in reduced sales

The energy that generators can deliver to the transmission system for the further delivery to the distribution system at all times depends on the capacity of the transmission and distribution systems that connects them to it. In the past, the transmission and distribution system operated at near full capacity and both transmission and distributors were not be able to guarantee an increased supply of electric power to their  customers. In the past years, the increase in demand for electric power resulted in blackouts in Buenos Aires and other cities around Argentina, which resulted in excess capacity for generators. As a result, the amount of hydroelectric energy and thermal energy generated was larger than what the transmission and distribution systems are capable of transmitting or distributing. Any transmission or distribution limitation for generators could reduce the energy sold, which could adversely affect our financial condition.

Our equipment, facilities and operations are subject to environmental, health and safety regulations

Our generation business is subject to federal and provincial laws, as well as to the supervision of governmental agencies and regulatory authorities in charge of enforcing environmental laws and policies. We operate in compliance with applicable laws and in accordance with directives issued by the relevant authorities and CAMMESA; however, it is possible that we could be subject to controls, which could result in penalties to be imposed on us, such as the termination of the HPDA Concession Agreement. In addition, future environmental regulations could require us to make investments to comply with the requirements set by the authorities, instead of making other scheduled investments and, as a result, could have a material adverse effect on our financial condition and our results of operations.

We operate in a heavily regulated sector that imposes significant costs on our business, and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations

We are subject to a wide range of federal, provincial and municipal regulations and supervision, including laws and regulations pertaining to tariffs, labor, social security, public health, consumer protection, the environment and competition. Furthermore, Argentina has 23 provinces and one autonomous city (the City of Buenos Aires), each of which, under the Argentine National Constitution, has power to enact legislation concerning taxes, environmental matters and the use of public space. Within each province, municipal governments can also have powers to regulate such matters. Although the generation of electric power is considered an activity of general interest (actividad de interés general) subject to federal legislation, since our facilities are located throughout various provinces, we are also subject to provincial and municipal legislation. Future developments in the provinces and municipalities concerning taxes (including sales, security and health and general services taxes), environmental matters, the use of public space or other matters could have a material adverse effect on our business, results of operations and financial condition. Compliance with existing or future legislation and regulations could require us to make material expenditures and divert funds away from planned investments in a manner that could have a material adverse effect on our business, results of operations and financial condition.

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

Our power plants are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance

Our power generation units are at risk of mechanical or electrical failure and may experience periods of unavailability affecting our ability to generate electric power. For example, certain of our turbogenerators at the Puerto Complex, including generators 5, 6, 7 and 8, began operating in the 1960s and are, therefore, over 50 years old. Because of their age, these generators may face a higher risk of mechanical or electrical failure. Our combined cycle plant located in the Puerto Complex has suffered major failures in the past, for example in the rotor of one of the gas turbines and in the generator. From April 11th, 2020 through July 15th, 2020, our Combined Cycle located in Luján de Cuyo, Mendoza, ran out of service due to an explosion followed by fire in one of the main Transformers. Our two 60 MW steam turbines also located in Mendoza ran on limited capacity during 2020 due to mechanical failures in the boilers. These failures have adversely affected our results of operations.Any other unplanned unavailability of our generation facilities may adversely affect our financial condition or results of operations.

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

We compete with other generation companies for the megawatt of capacity that are allocated through public auction processes. On October 7, 2016, the Ministry of Energy finalized the auction process for the installation of new renewable energy units and granted awards in the amount of 1,108.65 MW, including one biomass project, 12 wind energy projects and four solar energy projects. Of these, we were awarded one wind energy project for 99 MW of generating capacity at the price of US$61.50 per MWh. On October 31, 2016, the Ministry of Energy and Mining, pursuant to Resolution No. 252/16, launched Round 1.5 of the RenovAR Program as a continuation of Round 1 and on November 25, 2016, granted awards in the amount of 1281.5 MW, including 10 wind energy projects and 20 solar energy projects. Of these, we were awarded one wind energy project for 48 MW of generating capacity at the price of US$59.38 per MWh. Following Rounds 1 and 1.5 of the RenovAR Program, the Ministry of Energy and Mining pursuant to Resolution No. 275/17, which launched Round 2 of the program on August 17, 2017, granted awards in the amount of 2,043 MW of renewable power capacity. We submitted bids for Round 2 of the RenovAR Program on October 19, 2017 and, on November 29, 2017, we were awarded a wind energy project called, “La Genoveva I,” which allowed us to add an additional capacity of 86.6 MW to our portfolio and to continue to build a presence in the renewable energies sector.

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

In addition, in 2015 and 2016, we acquired four heavy-duty, highly efficient gas turbines and 130 hectares of land in the north of the Province of Buenos Aires.One of the Siemens gas turbines is currently installed in the San Lorenzo Cogeneration project, delivering electricity to the market, and we expect that in the short term it will deliver steam to Terminal 6 facilities. The remaining two Siemens units are stored in Germany and we are evaluating sales possibilities. As a result, as of December 31, 2020, these two turbines were classified as property, plant and equipment available for sale, as described in Note 22.5 of our Audited Consolidated Financial Statements. With respect to the GE gas turbine, which is already in Argentina, we are considering it for potential projects in the future and analyzing other prospects. However, there is uncertainty about the feasibility of new projects that would enable the use of the acquired turbines. We have recorded a charge for the impairment of the two Siemens gas turbines and the GE gas turbine in the consolidated income statement for the year ended December 31, 2020. For more information, see Note 2.5 to our Audited Consolidated Financial Statements and “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of Property, Plant and Equipment”.

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

We may be subject to expropriation or similar risks

All or substantially all our assets are located in Argentina. We are engaged in the business of power generation and, as such, our business or our assets may be considered by the government to be a public service or essential for the provision of a public service. Therefore, our business is subject to political uncertainties, including expropriation or nationalization of our business or assets, loss of concessions, renegotiation or annulment of existing contracts, and other similar risks.

In such an event, we may be entitled to receive compensation for the transfer of our assets. However, the price received may not be sufficient, and we may need to take legal actions to claim appropriate compensation. Our business, financial condition and results of our operations could be adversely affected by the occurrence of any of these events.

Changes in regulatory frameworks under which we sell our electricity may affect our financial condition and results of operations

We currently sell our capacity availability and electricity under various regulatory frameworks, including the Energía Base and Energía Plus. See “Item 4.B. Business Overview—Our Customers” and “Item 4.B. Business Overview—The Argentine Electric Power Sector.”

On December 16, 2016, the Argentine Government declared a state of emergency with respect to the national electrical system until December 31, 2017, which was followed by the adoption of certain measures, including increased electric power tariffs in the WEM under the Energía Base. In a change of its criteria on policies applied in the electric power industry, on April 17, 2019, the Argentine government announced that the tariffs applied by electricity distribution companies would not be increased during the rest of 2019.

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

In April 2019, the Argentine Government announced that tariffs would not be increased for the rest of the year, suspending increases projected for May and August 2019. The Government absorbed the cost of such delays on tariffs updates. On February 22, 2021, Secretary of Energy issued Resolution 131, increasing by 89% the wholesale energy price purchased by Distribution companies for the supply of large customers.

The Solidarity Law enacted on December 23, 2019 declared the economic, financial, administrative, social, sanitary, tariff and energetic emergency and, from February 1, 2020, the Argentine government established a new remuneration scheme for Authorized Generators in the Wholesale Electricity Market, setting Energía Base prices in Argentine pesos (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”)The Solidarity Law froze tariffs applied by distribution and transmission companies under federal jurisdiction for a 180-day period, at the values effective as of December 23, 2019. In addition, the Solidarity Law empowered the Executive branch to renegotiate tariffs effective as of such date aiming to reduce the tariff burden placed on households, stores and industrial facilities for the year 2020. Through the Solidarity Law, the Argentine Government also invited provinces to freeze and review tariffs applied by distribution and transmission companies under provincial jurisdiction.

On December 16, 2020, the Executive branch issued Decree No. 1020/2020, which establishes the beginning of the tariffs revision negotiations for gas and energy transmission and distribution companies under federal jurisdiction. Likewise, on January 19, 2021, through Resolutions No. 16/2021 and 17/2021, the ENRE formally began the procedure for the temporary adjustment of tariffs of energy transmission and distribution activities under federal jurisdiction, with the objective of establishing transitional tariffs, until a final renegotiation agreement is reached.

We cannot assure what further changes the Argentine Government may make to Energía Base or the other regulatory frameworks under which we sell power availability or electricity, nor that these changes will not negatively impact our results of operations. Moreover, we cannot assure you under what regulatory framework we will be able to sell our generation capacity and electricity in the future. Any further changes in the current applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will may adversely affect our results of operations. In addition, some of the measures proposed by the new government may also generate political and social opposition, which may in turn prevent the new government from adopting such measures as proposed.

The factors mentioned above for both our operation of power generation and the projects under construction/development, may also lead to an impairment of property, plant and equipment and intangible assets, related to a reduction in the assessed value-in-use of certain assets that may exceed their previously-recorded book value.

Risks Relating to Our Business

Our results depend largely on the compensation established by the Secretariat of Electric Energy and received from CAMMESA

Since the enactment of Resolution SE No. 95/13, issued by the former Secretariat of Electric Energy, as amended, our compensation has depended largely on the compensation determined by energy output and availability. This resolution was replaced in February 2017 by Resolution SEE No. 19/17, issued by Secretariat of Electric Energy, which in turn was replaced by the Resolution SRRyME No. 1/19. Furthermore, on February 27, 2020, the Secretary of Energy of the National Ministry of Production Development issued Resolution 31/20, which abrogated Resolution No. 1/19, reducing the remuneration scheme applicable from February 1, 2020 for Authorized Generators in the Wholesale Electricity Market, establishing Energía Base prices in Argentine pesos. We cannot assure you that further reductions of these tariffs will not occur in the future. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

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

On April 8, 2020, the Secretary of Energy instructed CAMMESA to postpone until further notice the application of the mechanism for updating the prices of energy and capacity provided for in Annex VI of Resolution 31/20. Since the settlement of the transction due on March 2020, CAMMESA has not applied the aforementioned mechanism, which has caused and may continue to cause a material adverse effect on our business and results of operations.

As a result of this system, our revenues are highly dependent on actions taken by regulatory authorities. The continued suspension of price update mechanisms, lack of regulated tariffs increases by the Argentine Government and/or delays to implement such increases in a timely manner could have a material adverse effect on our revenues and, as a result, our results of operations.

Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants

With regards to our renewable energy projects, following Rounds 1 and 1.5 of the RenovAR Program, the former Ministry of Energy and Mining pursuant to Resolution No. 275/17, launched Round 2 of the program on August 17, 2017 and granted awards in the amount of 2,043 MW of renewable power capacity. We submitted bids for Round 2 of the RenovAR Program and were awarded a wind energy project called, “La Genoveva I,” which allowed us to add an additional capacity of 88.20 MW to our portfolio. The original commitment for the COD for this plant was scheduled for May 2020, which was delayed due to the COVID-19 crisis. The regulatory authority granted various extensions regarding the date of commercial opeartions date of projects affected by the COVID-19 crisis (including the La Genoveva I project). On November 21, 2020, La Genoveva I project obtained the commercial authorization for the total capacity of the wind farm. For further information see “Item 3.D Risk Factors—Risk Relating to Our Business—The novel coronavirus could have an adverse effect on our business operations and financial conditions”.

Furthermore, the Secretariat of Electric Energy, pursuant to Resolution SEE No. 287-E/17, called for proposals for supply of electric power to be generated through existing units, the conversion of open combined cycle units into closed combined cycle units or the installation of co-generation units. On September 25, 2017, we were awarded the two co-generation projects. Terminal 6 San Lorenzo and Luján de Cuyo projects have the following two sources of income: (i) electric power sales to CAMMESA through PPAs with a 15-year term which are priced in U.S. dollars; and (ii) steam sales pursuant to separate steam supply agreements with T6 Industrial S.A. and YPF, respectively, which are also priced in U.S. dollars. Lujan de Cuyo project started operations in October 2019.

The COD of the Terminal 6 San Lorenzo project as closed combined cycle was originally scheduled for May 22, 2020. On September 2, 2019, pursuant to Resolution SRRYME 25/2019, the generation companies that had projects under construction under Resolution SEE No. 287-E/17 were invited to confirm their expected COD, which became the New Committed COD (in Spanish, Nueva Fecha de Habilitación Comercial Comprometida or NFHCC). If a generator decided to inform a New Committed COD, it would not have been subject to penalties under the PPA contracts entered into with CAMMESA, unless the actual COD exceeded the New Committed COD. Accordingly, on October 1, 2019, we informed CAMMESA that our New Committed COD was September 1, 2020 for Terminal 6-San Lorenzo and on December 18, 2019, CAMMESA and the Company entered into an amendment to the PPA.

However, due to the outbreak of COVID-19, the COD of this plant as closed combined cycle may be further delayed. Accordingly, we sent a notice to CAMMESA informing about this situation to avoid potential penalties. The Company has requested, both CAMMESA and the Secretariat of Energy, the extension of the new commercial authorization of Terminal 6 - San Lorenzo until July 30, 2021. For further information see “Item 3.D Risk Factors—Risk Relating to Our Business—The novel coronavirus could have an adverse effect on our business operations and financial conditions”.

With regards to projects currently under development or new potential projects, several factors may affect, delay or cancel the completion of such projects currently under development or new projects: a) sustained or prolonged COVID-19 outbreak, a resurgence or the emergence of a new strain of coronavirus for which current vaccines may be less effective and their respective effects, b) the economic recession in Argentina, c) the decrease in demand of electric energy, d) the lack of available financing, and e) the reduction in the prices of electric energy for power units under Energía Base beginning in February 2020 (Res. 31/20), among others.

Regarding our projects currently under development, in June 2019, Central Puerto was awarded the acquisition of the Brigadier Lopez Power plant from IAESA (formerly ENARSA), pursuant to the National and International Public Tender No. CTBL 1/2018. The Company purchased the Brigadier López Power Plant and assumed certain assets and liabilities relating to such plant. In 2010, ENARSA began the construction of the plant and in 2012 reached the Commercial Operation Date (COD) of the open cycle Gas Turbine with a capacity of 280.50 MW, completing the first stage of the project. In accordance to the Public Tender No. CTBL 1/2018, Central Puerto acquired the plant with the objective of installing the existing steam turbine, which will add a capacity of 140 MW in a combined cycle configuration, reaching a total capacity of 420 MW. Such expansion does not have a committed date to be completed. As of the date of this annual report, due to the factors mentioned above, the plant’s expansion has not begun yet.

Furthermore, in August 2018, Central Puerto purchased the solar project El Puesto, located in the Province of Catamarca. This solar energy project is authorized to sell up to 12 MW of power to private purchasers under MATER. The original committed COD for this project was August 2020. According to the provisions of Resolution No. 281-E/17, which regulates the MATER projects, Central Puerto has provided CAMMESA with a first demand guarantee of US$250,000 per MW. The committed COD may be extended for a period of up to one hundred eighty (180) days by CAMMESA, if the following conditions are met:

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

Before the expiration of the extension of up to one hundred and eighty (180) days previously provided, the project holders may request CAMMESA for an additional extension, for a maximum period of three hundred sixty (360) days, regardless of the progress in the construction achieved. Along with the request, they must pay CAMMESA the amount of pesos equivalent to four thousand five hundred United States dollars (US$ 4,500) per megawatt for each thirty (30) days of extension requested. The request and payment may be made every thirty (30) days and for the period of extension requested, for a maximum of three hundred sixty (360) days of extension.

If Central Puerto fails to timely achieve the committed COD, including the extensions that Central Puerto may have requested, the Company may be subject to penalties.However, as of the date of this annual report, due to the factors mentioned above, the construction has not begun. In this regard, the Association of Electric Energy Generators of the Republic of Argentina (Asociación de Generdores de Energía Eléctrica de la República Argentina, AGEERA), and the chamber that groups all the electric power generators of the country, and Wind Chamber of Argentina (Cámara Eólica Argentina), a chamber that groups wind power generators, from which, in both cases, Central Puerto is part of, have formally informed CAMMESA of the consequences that the Quarantine and the rest of the measures to contain the COVID-19 pandemic crisis, have and may potentially have on the projects under construction and requested that such circumstances should be taken into account in terms of the schedule of each projects, in order to avoid penalties due to the extraordinary circumstances. We cannot assure that such penalties could be effectively avoided.

Delays in construction or commencement of operations of expanded capacity in our existing power plants or our new power plants could lead to an increase in our financial needs and also cause our financial returns on new investments to be lower than expected, which could materially adversely affect our financial condition and results of operations. Furthermore, delays in the commencement of operation of our three gas turbines has negatively affected its estimated recoverability. See “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of Property, Plant and Equipment”.

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

Covenants in our indebtedness could adversely restrict our financial and operating flexibility

Some of our current indebtedness (including the debt of our subsidiaries, some of which is guaranteed by us) includes, and our future indebtedness may include, affirmative and restrictive covenants that limit our ability to create liens, incur additional indebtedness, making capital expenditures, dispose of our assets, pay dividends or consolidate, merge or sell part of our businesses, and require us to maintain certain financial ratios. See “Item 5.B. Liquidity and Capital Resources—Indebtedness.” These restrictions may limit our ability to operate our business and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants or the failure to meet any of such conditions could result in a default under the relevant indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any such default occurs, the holders of such indebtedness may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding amounts, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. Further, any such default occurs, it could could, in turn, result in a default and acceleration of our other outstanding debt obligations, which would have a further material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations. If any of our debt were to be accelerated, our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations.

Factors beyond our control may impair our ability to meet our debt obligations or increase the cost of financing, which in turn, could have a material adverse effect on our cash flow, results of operations and overall financial position. For instance, in December 2020, the Company refinanced the terms of the Brigadier Lopez Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC to comply with Communications “A” 7106 of the Argentine Central Bank, and is currently mainaining negotiations with such creditor banks with the aim of rescheduling installments becoming due in June, September and December 2021 to comply with Communication “A” 7230 of the Argentine Central Bank. See “—Exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business” and “—Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations.” The amendment of Brigadier Lopez Loan contains a more restrictive covenant package than under the original loan. See”Item 5.A. Operating Results—Indebtedness—Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.”

There is no assurance that we will be able to extend the maturity or otherwise refinance our outstanding indebtedness, or that we may be required to agree to refinancing terms that may be materially less favorable than the terms of our current loans. Any amendment to or refinancing of our indebtedness could result in higher interest rates and may require us to comply with more burdensome restrictive covenants, which may have a material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations.

If we are unable to refinance our debt in favorable terms, we may be forced to reduce or delay capital expenditures seek additional equity capital, restructure our debt, curtail or eliminate our cash dividend to stockholders, or sell assets. Non-payment of our obligations or any other default under any of our debt instruments could, in turn, result in a default and acceleration of our other outstanding debt obligations, which would have a further material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations. If any of our debt were to be accelerated, our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

The non-renewal or early termination of the HPDA Concession Agreement would adversely affect our results of operations

The HPDA Concession Agreement executed between us and the Argentine Government, pursuant to which we are permitted to operate our Piedra del Águila plant, expires on December 29, 2023 and does not provide for an automatic renewal. This plant has a total installed capacity of 1,440 MW, and it represented approximately 24% of our total electric energy generation, and 12.34% of our total revenues in 2020 (or 17.72% excluding income related to the self-supplied fuel under Res. 70/18). We currently intend to renew the HPDA Concession Agreement prior to its expiration. If the HPDA Concession Agreement expires without renewal, we will be required to revert the assets to the Argentine Government. The HPDA Concession Agreement also contains various requirements related to the operation of the hydroelectric plant and compliance with laws and regulations. The non-performance of the HPDA Concession Agreement could give rise to certain penalties and even the termination of the concession. If the concession were terminated, it would be granted to a new company organized by the Argentine Government and a tender offer would be carried out for selling the new company’s shares of stock. The proceeds to be received by us in such tender offer would be calculated based on a formula in which the proceeds of the tender decrease as the expiration of the concession term comes closer. Any non-renewal or early termination of the HPDA Concession Agreement would materially and adversely affect our financial condition and results of operation.

Our interests in TJSM, TMB and CVOSA will be significantly diluted

As of December 31, 2020, we had a 30.8752% interest in TJSM and a 30.9464% interest in TMB, both companies that are engaged in managing the purchase of equipment, building, operating and maintaining power plants constructed under the FONINVEMEM program. We have the right to name two out of nine directors on the board of directors of each company. As of the date of this annual report, we also own 56.19% of CVOSA, the company that operates the thermal power plant in Timbúes.

After ten years of operations, TJSM and TMB are entitled to receive property rights to such power plants from the respective trusts currently holding such power plants. At such time, the term of the trusts expires and the Argentine Government, that financed part of the construction, should be incorporated as a shareholder of TJSM and TMB. Consequently, our interests in TJSM and TMB will be significantly diluted. In the case of TMB and TJSM, the ten-year period expired on January 7, 2020 and on February 2, 2020, respectively. From such dates, during the following 90-days, TJSM and TMB and their shareholders had to perform all the necessary acts to allow the Argentine Government to receive the corresponding shares in the equity stake of TJSM and TMB that their contributions entitle the Argentine Government to receive.

On January 3, 2020, before the aforementioned 90 days period commenced, the Argentine Government sent a notice to the Company (together to TSM, TMB and to other generation companies that are shareholders of TJSM and TMB) stating that, in accordance with FONINVEMEM Agreement, TJSM and TMB should perform all necessary acts to incorporate the Argentine Government as shareholder of both companies, claiming, in each case, the following equity interest rights: 65.006% in TMB and 68.826% in TJSM.

On January 9, 2020, the Company, together with the other generation companies, shareholders of TJSM and TMB, replied such notice stating that the Argentine Government’s equity interest claims did not correspond with the contributions made for the construction of the power plants under the terms of the FONINVEMEM Agreement that give rights to claim such equity interest. On March 4, 2020, the Argentine Government reiterated its previous claim to the Company.

In March 2020, Central Puerto filed an administrative appeal against the Argentine Government challenging their acts referred to above (the “Claim”). Pursuant to this Claim, the position of the shareholders of TJSM and TMB is that the Argentine Government equity interest in each of the companies should be lower but its incorporation as a shareholder in such companies is unchallenged. Therefore, even if we are successful with our Claim, our interests on TJSM and TMB will be significantly diluted. Further, TJSM and TMB invoked the restrictions imposed by the Argentine Government since March 20, 2020 to address the outbreak of COVID-19 as a force majeure event that made the above mentioned 90-day period impossible to comply with.

On May 4, 2020 and May 8, 2020, the extraordinary shareholders’ meetings of TMB and TJSM, respectively, approved the incorporation of the Argentine Government as shareholder of TJSM and TMB. In each of the extraordinary shareholders’ meetings, the approved equity interest that was approved was the equity interest that the Argentine Government claims that it is entitled to, which is: 65.006% in TMB and 68.826% in TJSM. The subscription of the Argentine Government´s shares in TMB and TJSM should be accepted by the Argentine Government.

In each of the shareholders’ meetings, Central Puerto (and other shareholders), made the corresponding reservation of rights to continue with the Claim, and expressly stated that the incorporation of the Argentine Government as a shareholder in TMB and TJSM was approved for the sole purpose of achieving the transfer of the trust assets -which includes, among others, the power plants- from the respective trusts to TJSM and TMB.

On March 11, 2021, the Argentine Government has subscribed its shares and the equity of the shareholders of TJSM and TMB were diluted. In the case of our equity interest, from 30.8752% to 9,6269% in TJSM and from 30.9464% to 10,8312% in TMB.

Additionally, on January 7, 2020 and on January 9, 2020, Central Puerto, together with the other shareholders of TJSM and TMB (as guarantors within the framework and the limits stated by the FONINVEMEM Agreement, the Note SE no. 1368/05 and the trust agreements), BICE, TJSM, TMB and the Energy Secretariat amended the Operation and Maintenance Agreement of the Manuel Belgrano Thermal Facility (the “TMB OMA”) and the Operation and Maintenance Agreement of the San Martín Thermal Facility ( the “TJSM OMA”), respectively. The amendments to the TMB OMA and TJSM OMA extended the agreements until each of the trust’s liquidation effective date.

In the case of CVOSA, when the CVO Trust term expires after ten years of operation of the respective power plant the Argentine Government will be incorporated as shareholder, with a stake of at least 70% pursuant to FONINVEMEM arrangements for CVOSA. The dilution of our interest in TJSM and TMB could reduce our income from these power plants, adversely affecting our results of operations. Similar consequences will take place when the Argentine Government incorporates as a shareholder of CVOSA and our equity interest in that company is diluted. See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

Future changes in the rainfall amounts in the Limay River basin could adversely affect the revenues from the Piedra del Águila concession and, therefore, our financial results

As a hydroelectric facility, Piedra del Águila depends on the availability of water resources in the Limay River basin for electric power generating purposes, which in turn depends on the rainfall amounts in the area and water from thaw. In 1996, 2007, 2012 and 2020, and in particular in 1998, 1999 and 2016, the area experienced record-low rainfall levels. Lack of water resulted in lower electric power generation and, therefore, lower revenue. However, rainfall levels, and therefore electric generation, were significantly higher than average during 1995, 2001, 2002, 2005 and 2006. For further information about Piedra del Águila’s seasonality, see “Item 4.B. Business Overview—Seasonality.”

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

Our ability to operate wind farms profitably is highly dependent on suitable wind and associated weather conditions

The energy generated by, and the profitability of, wind farms are highly dependent on climate conditions, particularly wind conditions, which can vary materially across locations, seasons and years. Variations in wind conditions at wind farm sites occur as a result of daily, monthly and seasonal fluctuations in wind currents and, over the longer term, as a result of more general climate changes and shifts. Because turbines will only operate when wind speeds fall within certain specific ranges that vary by turbine type and manufacturer, if wind speeds fall outside or towards the lower end of these ranges, energy output at our wind farms would decline.

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

Our generation operations require us to handle hazardous elements such as fuels, which could potentially result in damage to our facilities or injuries to our personnel

Although we comply with all applicable environmental safety laws and best practices, any accident involving the fuels with which we operate could have adverse environmental consequences and could damage our industrial facilities or our personnel. See “—Our power plants are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance.”

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

Energy demand is seasonal, largely due to climate conditions

Energy demand fluctuates according to the season and climate conditions may materially and adversely impact energy demand. During the summer (December through March), energy demand may increase significantly due to the need for air conditioning and, during winter (June through August), energy demand may  fluctuate according to the needs for lighting and heating. As a result, seasonal changes could materially and adversely affect the demand for energy and, consequently, affect our results of operations and financial condition (in particular sales derived from the Energía Plus regulatory framework, which depend on demand rather than on capacity committed under contract).

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

If we were to acquire another energy company in the future, such acquisition could be subject to the Argentine Antitrust Authority’s approval

The Antitrust Law No. 27,442 provides that any transactions involving the acquisition, transfer or control of another company’s assets will be subject to the Autoridad Nacional de la Competencia (“Argentine Antitrust Authority”) prior consent and approval in the event that the sum of the total turnover of all the companies involved exceeds the equivalent of one hundred million (100,000,000) “mobile units” (which value is actualized annualy in line with the IPC).

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

Moreover, the Argentine government has enacted laws and regulations requiring private sector companies to maintain certain salary levels and provide their employees with additional benefits. On December 13, 2019, the Argentine Government published a Decree of Necessity and Urgency No. 34/2019 ("Decree 34/2019") declaring the public emergency in labor matters for a term of 180 days as from the date of its entry into force. In this context, during the term of the labor emergency, in the event of dismissal without cause of an employee hired prior to such Decree 34/2019, the affected workers would be entitled to receive an amount equal to the double severance payment that is required under the legislation in force, including all the indemnification items originated on the occasion of the termination of the employment relationship. This requirement was not applicable to employees hired after the entry into force of Decree 34/2019. The provisions of Decree 34/2019 are not applicable within the scope of the National Public Sector as defined in Section 8 of Law No. 24,156, as amended, regardless of the legal regime to which the personnel of the agencies, companies, enterprises or entities comprising it are subject to. The public emergency in labor matters established by Decree 34/2019 and the double severance payment requirement were successively extended by Decrees of Necessity and Urgency No. 528/2020, 961/2020 and 39/2021, until December 31, 2021. Decree No. 39/2021 also extended the prohibition of dismissals without cause and on the grounds of lack or reduction of work and force majeure for a term of 90 calendar days as from the expiration of the term established by Decree No. 891/2020, (i.e., April 25, 2021), and extended the prohibition of suspensions on the grounds of force majeure or lack or reduction of work for a term of 90 calendar days as from the expiration of the term established by such Decree No. 891/2020. (i.e., April 25, 2021),

We are subject to anticorruption, anti-bribery, anti-money laundering and other laws and regulations

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

We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined

As of December 31, 2020, we had trade receivables under the CVO Agreement for US$405.69 million (including VAT and accrued interests) after the CVO Commercial Approval which were indexed to the London Interbank Offered Rate (“LIBOR”). Furthermore, as of December 31, 2020, we had the following outstanding loans with maturity dates after 2021 indexed to LIBOR:

●	Loan with Kreditanstalt für Wiederaufbau (“KfW”) for US$41.67 million;

●	CP Achiras and CP La Castellana Loans from the IIC—IFC Facilities for US$126.85 million;

●	Vientos La Genoveva S.A.U. Loan from the IFC for US$72.87 million;

●	Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U. (wind farm La Castellana II) for US$10.86 million;

●	Loan from Banco Galicia y Buenos Aires S.A. to our subsidiary Vientos La Genoveva II S.A.U. for US$32.22 million; and

●	the Brigadier López Financial Trust Agreement (as defined below) for US$124.8 million.

●	Loan from Citibank, N.A., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. to Central Puerto for US$164.24 million

In July 2017, the U.K. Financial Conduct Authority (the “FCA”) announced its intention to phase out LIBOR by the end of 2021 (the “FCA Announcement”). The FCA Announcement formed part of ongoing global efforts to reform LIBOR and other major interest rate benchmarks. Further, the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has proposed replacing USD-LIBOR with a new index calculated by shortterm repurchase agreements, the Secured Overnight Financing Rate. At this time, the nature and overall timeframe of the transition away from LIBOR is uncertain and no consensus exists as to what rate or rates may become accepted alternatives to LIBOR.

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

Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, shares underlying the ADSs

In 2001 and 2002 Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad, including payments of dividends. In addition, new regulations were issued in the last quarter of 2011, which significantly curtailed access to the FX Market by individuals and private sector entities. More recently, in December 2015 the Macri administration lifted many of the foreign exchange restrictions imposed in 2011, including the lifting of certain restrictions for the repatriation of portfolio investment by non-resident investors. As a consequence, with respect to the proceeds of any sale of common shares underlying the ADSs, as of the date of this annual report, the conversion from pesos into U.S. dollars and the remittance of such U.S. dollars abroad is not subject to prior approval of the Argentine Central Bank, provided that the foreign beneficiary is either a natural or legal person residing in or incorporated and established in jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency.”

After almost four years of unrestricted capital flows, the Argentine Government reimposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Beginning in September 2019, the Argentine Government implemented monetary and foreign exchange control measures that included restrictions on the transfer of funds abroad, including dividends, without prior approval by the Central Bank or fulfillment of certain requirements. In such a case, the Depositary for the ADSs may hold the Argentine pesos it cannot convert for the account of the ADS holders. In addition, any future adoption by the Argentine Government of restrictions to the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs, and may adversely affect the market value of the ADSs.

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

Under Argentine Corporate Law, shareholder rights may be fewer or less well defined than in other jurisdictions

Our corporate affairs are governed by our bylaws and by the Argentine Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States (such as Delaware or New York), or in other jurisdictions outside Argentina. Thus, the rights of holders of our ADSs or holders of our common shares under the Argentine Corporate Law to protect their interests relative to actions by our Board of Directors may be fewer and less well defined than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets may not be as highly regulated or supervised as the U.S. securities markets or markets in some of the other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, or other jurisdictions outside Argentina, putting holders of our common shares and the ADSs at a potential disadvantage.

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

Voting rights, and other rights, with respect to the ADSs are limited by the terms of the deposit agreement

Holders may exercise voting rights with respect to the common shares underlying ADSs only in accordance with the provisions of the deposit agreement. There are no provisions under Argentine law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the ADS Depositary with respect to the underlying common shares, except if the ADS Depositary is a foreign entity and it is not registered with the IGJ. The ADS Depositary is registered with the IGJ. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Argentine Capital Markets Law requires us to notify our shareholders by publications in certain official  and private newspapers of at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the deposit agreement, we will provide the notice to the ADS Depositary, which will in turn, if we so request, as soon as practicable thereafter provide to each ADS holder:

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

The relative volatility and illiquidity of the Argentine securities markets may substantially limit our ADS holders’ ability to sell common shares underlying the ADSs at the price and time they desire

Investing in securities that trade in developing countries, such as Argentina, often involves greater risk than investing in securities of issuers in the United States (see “Risks Relating to Argentina—Certain risks are inherent in any investment in a company operating in a developing country such as Argentina”). The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. During December 2020, the ten largest Argentine companies in terms of their weight in the MERVAL index represented approximately 77.3% of its composition. Accordingly, although holders of our ADSs are entitled to withdraw the common shares underlying the ADSs from the ADS Depositary at any time, their ability to sell such shares at a price and time at which they wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D.—Exchange Controls.”

If there are substantial sales of our common shares or the ADSs, the price of the common shares or of the ADSs could decline

Sales of substantial number of our common shares or the ADSs could cause a decline in the market price of our common shares. In addition, if our significant shareholders, directors and members of senior management listed in “Item 6. Directors, Senior Management and Employees—Senior Officers”, who, as of April 21, 2021, own in aggregate 0.10%of our outstanding common shares, sell our common shares or the ADSs or the market perceives that they intend to sell them, the market price of our common shares or the ADSs could drop significantly. Also, in 2017 the Argentine Government authorized the then Ministry of Energy and Mining to promote the measures necessary to proceed with the sale, assignment or transfer of the equity interest owned by the Argentine Government in power plants, including its interest in our Company (representing 8.25% of our  outstanding shares Up to date, any such sale, assignment or transfer has not occurred and seems unlikely to occur, though we cannot completely rule out that it may happen See “Item 4.B. Business Overview—The Argentine Electric Power Sector—General Overview of Legal Framework—Changes to the Electric Power Sector under the Macri Administration.”

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

Holders of our common shares may determine not to pay any dividends

In accordance with the Argentine Corporate Law, after allocating at least 5% of our annual net earnings to constitute a mandatory legal reserve, we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our consolidated financial statements prepared in accordance with IFRS. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

Pursuant to the terms of the amendment to the Brigadier Lopez Loan between the Company and Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. dated December 22, 2020 the Company is precluded from making dividends payment during 2021 and limited to a maximum of US$ 25 million in dividends payment for 2022. For more information see “Item 5.A. Operating Results—Indebtedness—Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.”

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

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business

Since the global offering, we are required to comply with various regulatory and reporting requirements, including those required by the Commission in addition to our existing reporting requirements by the CNV. Complying with these reporting and regulatory requirements will be time consuming, resulting in increased costs to us or other adverse consequences. As a public company, we are subject to the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, as well as to the Argentine Law No. 26,831 (as amended and supplemented from time to time, the “Argentine Capital Markets Law”) and CNV rules. These requirements may place a strain on our systems and resources. The Exchange Act applicable to us requires that we file annual and current reports with respect to our business and financial condition. Likewise, CNV rules require that we make annual and quarterly filings and that we comply with disclosure obligations including current reports. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we committed significant resources, hired additional staff and provided additional management oversight. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, results of operations and financial condition.

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

The main reforms introduced by the Alberto Fernandez administration include the following:

●
Public Debt and its Sustainability: The Executive branch is authorized to perform all necessary acts to recover and ensure the sustainability of the Argentine public debt. In addition, the Argentine Government was authorized to issue debt securities to the Central Bank for an amount of up to US$4.517 billion in exchange for reserves to be applied solely to meet Argentina’s foreign currency-denominated debt obligations. The Fernández administration has successfully restructured its foreign law-governed dollar-denominated debt, with an adhesion (of 93.55%, which due to the collective action clauses raised the restructuring to 99%), by September 2020. On August 17, 2020, Argentina amended the invitation to incorporate bondholders’ feedback and on August 31, 2020 it announced that it had obtained bondholders’ consents required to exchange and or modify 99.01% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the exchange offer. The invitation settled on September 4, 2020. As a result of the invitation, the average interest rate paid by Argentina’s foreign currency external bonds was lowered to 3.07%, with a maximum rate of 5.0%, compared to an average interest rate of 7.0% and maximum rate of 8.28% prior to the invitation. In addition, the aggregate amount outstanding of Argentina’s foreign currency external bonds was reduced by 1.9% and the average maturity of such bonds was extended. Regarding Argentine law-governed debt, on April 5, 2020, the Argentine government enacted Decree No. 346/2020 (i) deferring the payments of principal and interest on certain of its foreign currency bonds governed by Argentine law until December 31, 2020, or until such earlier date as the Federal Ministry of Economy may determine, taking into account the degree of advance in the process designed to restore the sustainability of Argentina’s public debt, and (ii) authorizing the Federal Ministry of Economy to conduct liability management transactions or exchange offers, or to implement restructuring measures affecting foreign currency bonds governed by Argentine law which payments have been deferred pursuant to such Decree. On August 18, 2020, Argentina offered holders of its foreign currency bonds governed by Argentine law to exchange such bonds for new bonds, in terms that were equitable to the terms of the invitation made to holders of foreign law-governed bonds. On September 18, 2020, Argentina announced that holders representing 99.4% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the local exchange offer had participated. As a result of the exchange offer, the average interest rate paid by Argentina’s foreign currency bonds governed by Argentine law was lowered to 2.4%, compared to an average interest rate of 7.6% prior to the exchange. In addition, the exchange offer extended the average maturity of such bonds.

●
Declaration of emergency and tariff revision. The Solidarity Law, declared a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy and social matters, and under the terms of Article 76 of the Argentine Constitution, delegates to the executive branch a series of powers, establishing different bases and terms for such purpose. In this context, the executive branch may introduce exceptional measures in the energy market, similar to those already experienced during the term of the Public Emergency Law, while authorizing it to intervene the ENRE and the ENARGAS for a term of one year. This implies that the executive branch may appoint, at its discretion, intervening officers in charge of decision making in lieu of the elected authorities according to the procedure regulated in each case. In that context, the ENRE was intervened by virtue of Decree No. 277/2020 until December 31, 2020. In turn, the enacted Solidarity Law provides that natural gas tariffs (transportation and distribution) under federal jurisdiction will remain unadjusted for one hundred and eighty (180) days as from the effective date of the law and invites the provinces to adhere to this policy. It also empowers the executive power to renegotiate tariffs under federal jurisdiction, either within the framework of the Integral Tariff Revisions in force or by means of an extraordinary revision, pursuant to the provisions of Law No. 24,076. Additionally, the Solidarity Law provides for a cap of eight percent (8%) for the rate applicable to hydrocarbons, insisting that the export duty may not decrease the wellhead value for the calculation and payment of royalties. By means of Decree No. 1020/2020 dated December 16, 2020, the Argentine Government extended the term for the maintenance of electric power and natural gas tariffs established in Solidarity Law, extended by Decree No. 543/2020 from its expiration date and for an additional term of ninety (90) calendar days or until the new transitory tariff charts resulting from the Transitional Tariff Regime for the public services of transportation and distribution of natural gas and electric energy under federal jurisdiction enter into force, whichever occurs first, with the corresponding scopes in each case. In line with the above, the aforementioned Decree provided for the beginning of the renegotiation of the comprehensive tariff revision in force corresponding to the providers of the public utilities of transportation and distribution of electric power and natural gas under federal jurisdiction, within the framework of the provisions of Solidarity Law within the framework of the Public Emergency, establishing that the term of the renegotiation may not exceed two (2) years from the effective date of Decree No. 1020/2020, suspending until then the agreements corresponding to the respective integral tariff revisions in force with the scopes determined by the regulatory entities in each case. Likewise, by means of such Decree, the intervention of ENARGAS and ENRE provided respectively by Decrees No. 277/2020, 278/2020 and 963/2020 was extended, including mandates and appointments, for a period of one (1) year as from its expiration or until the renegotiation of the tariff revision provided by Decree No. 1020/2020 is completed, whichever occurs first. Likewise, on January 19, 2021, through Resolutions No. 16/2021 and 17/2021, the ENRE formally began the procedure for the temporary adjustment of tariffs of public energy transmission and distribution activities under federal jurisdiction, with the objective of establishing transitional tariffs, until a final renegotiation agreement is reached.

●
Tax Obligations: The income tax, personal assets tax, credit and debit in banks tax, export and import duties and social security tax rates were modified to increase rates, and a new tax refund system was approved. Furthermore, the Solidarity Law introduced the Impuesto Para una Argentina Inclusiva y Solidaria (“PAIS Tax”) a special tax applicable to certain foreign exchange transactions. The Fernández administration also implemented a regularization plan of tax obligations for micro, small and medium enterprises (MSMEs). On August 13, 2020, the bill proposed by the executive branch regarding the application of the moratorium on tax, customs and social security debts for human and legal persons in the context of the COVID-19 pandemic was sanctioned. In this way, a debt regularization regime was established which will allow self-employed persons, single-taxpayers and companies to access a payment plan for debts accumulated up to July 31, 2020 and at the same time, it established rewards for taxpayers who comply with the law. Those who have financial assets abroad and do not repatriate at least 30% within 60 days will be excluded from the possibility of accessing the regime. In addition, on an emergency basis and for one time only an extraordinary and obligatory contribution was created. Such contribution applies on the assets in existence at the date of entry into force of Law No. 27,605 (i.e. December 18, 2020) of the following persons: (i) Argentine resident individuals and undivided estates, for their assets located in the country and abroad. Also included are those individuals of Argentine nationality whose domicile or residence is in "non-cooperative jurisdictions" or "null or low tax jurisdictions" according to the terms of the Income Tax Law, and (ii) individuals and undivided estates residing abroad (except those mentioned in the previous point) for their assets located in the country. In both cases, these individuals will be exempted from this extraordinary contribution when the total value of their assets, included and valued according to the personal assets tax law terms, regardless of the treatment they have against such tax and without any non-taxable minimum threshold deduction, does not exceed Ps. 200,000,000, inclusive.

●
Labor Emergency. Among the measures adopted by the administration of Alberto Fernández in the context of the prevailing economic, political and social instability in Argentina, on December 13, 2019, Decree 34/2019 was published by means of which the public emergency in labor matters was declared for a term of 180 days as from its entry into force. In this context, during the term of the labor emergency, in the event of dismissal without cause with respect to hires entered into prior to such Decree 34/2019, the affected workers would be entitled to receive double the corresponding severance payment in accordance with the legislation in force, such duplication including all the indemnification items originated on the occasion of the termination of the employment relationship and was not be applicable to the hires entered into after the entry into force of Decree 34/2019. The provisions of Decree 34/2019 are not applicable within the scope of the National Public Sector as defined in Section 8 of Law No. 24,156, as amended, regardless of the legal regime to which the personnel of the agencies, companies, enterprises or entities comprising it are subject to. The public emergency in labor matters established by Decree 34/2019 was successively extended by Decrees of Necessity and Urgency No. 528/2020, 961/2020 and 39/2021, maintaining until December 31, 2021 the severance payment duplication. Decree No. 39/2021 also extended the prohibition of dismissals without cause and on the grounds of lack or reduction of work and force majeure for a term of 90 calendar days as from the expiration of the term established by Decree No. 891/2020, and extended the prohibition of suspensions on the grounds of force majeure or lack or reduction of work for a term of 90 calendar days as from the expiration of the term established by such Decree No. 891/2020.

●
Administrative procedures. Decree No. 298/2020 declared the suspension of deadlines in administrative procedures until March 31, 2020, with the sole exception of those procedures related to the sanitary emergency declared by Solidarity Law, as extended by Decree No. 260/2020 and its amending and complementary rules, and all procedures carried out under the National Administration Procurement Regime approved by Decree No. 1023/01 and its amending rules. Such suspension was successively extended until November 29, 2020, in the latter case by means of Decree No. 876/2020, which established that, as from November 30, 2020, the course of the deadlines would be resumed, within the administrative and other special procedures that were duly suspended.

●
Judicial Reform bill. On July 30, 2020 the executive branch submitted to the National Congress a bill proposing the reform of the organization and competence of the Federal Justice with seat in the City of Buenos Aires and in the provinces. In addition to the presentation of the bill, the Argentine Government issued Decree No. 635/2020 dated July 29, 2020, which promotes the creation of the "Advisory Council for the Strengthening of the Judiciary and the Public Prosecutor's Office". As of the date of this report, the bill has been approved by the Chamber of Senators and is currently in the Chamber of Deputies, being inspected under the committees of Constitutional Affairs, Justice and Budget and Finance.

Since assuming office, the Fernandez administration has announced and executed other economic and policy reforms, including: (i) the extension of exchange control measures previously enacted; (ii) the extension of the maturity of U.S. Dollar-denominated Letes; (ii) the reduction in, and subsequent price freeze on, the prices of medicines ; (iii) the suspension of the 2018 Fiscal Consensus to increase the provinces’ fiscal autonomy; and (iv) a price freeze on public transportation fares in the metropolitan area of Buenos Aires.

Furthermore, in response to the increasing economic uncertainty that has affected Argentina in 2019, the Central Bank has deployed a number of monetary measures aimed at containing the volatility of the Peso / U.S. dollar exchange rate and the outflow of foreign reserves. In October 2019, the Central Bank introduced new norms regulating natural and legal persons’ access to the FX Market, including monthly limits on purchases of foreign currency for individuals in Argentina. Restrictions established by the Central Bank on foreign exchange were successively increased.

See “Item 3.D. Risk Factors— Risks Relating to Argentina—Economic and political developments in Argentina and future policies of the Argentine Government, may affect the economy, as well as the operations of the energy industry, including the operations of Central Puerto” and “Item 10.D.—Exchange Controls.”

Recent Developments

Appointment of New Chief Executive Officer and Chief Financial Officer

On March 31, 2021, Mr. Jorge Rauber stepped down as Chief Executive Officer of the Company due to personal reasons. Mr. Fernando Bonnet, our then Chief Operating Officer, was appointed Chief Executive Officer effective as of April 1, 2021. Mr. Enrique Terraneo was appointed Chief Financial Officer of the Company, effective as of April 12, 2021. Mr. Terraneo was part of the Company’s finance team for 12 years.

Shareholders General Meeting

On March 15, 2021, the Board of Directors of Central Puerto convened the Annual General Meeting of Shareholders and a Special Shareholders’ Meeting for April 30, 2021 to discuss the following items of the agenda:

1.	Consideration of holding the remote Shareholder’s Meeting, as per the terms of RG CNV No. 830/2020.

2.	Appointment of two shareholders to sign the minutes.

3.
Consideration of the Annual Report and its exhibit, the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flow, the Notes to the Consolidated Financial Statements and Exhibits, the Separate Statement of Income, the Separate Statement of Comprehensive Income, the Separate Statement of Financial Position, the Separate Statement of Changes in Equity, the Separate Statement of Cash Flow, Notes to the Separate Financial Statements, Brief, Auditor Report, and Statutory Auditing Committee Report, all of them for the period ended December 31, 2020.

4.
Consideration of the income (loss) for the period and the Board of Director’s proposal that consists on assigning: a) the amount of Ps. 344,596 to the statutory reserve; and b) the amount of Ps. 6,547,325 from remaining balance of the income for the period to the increase of the Optional Reserve under article 70 of the Argentine Corporate Law, which can be destined to the following: (i) the investment projects that are already committed and/or (ii) future investments to be made by the Company and/or Subsidiaries related to the new asset acquisition projects of approved by the Board of Directors and/or (iii) to the payment of dividends according to the evolution of the financial condition of the Company and pursuant to the Company’s Dividends Distribution Policy in force. Consideration and approval of payment of the Profit-Sharing Bond stated by Sections 12 and 33 of the Bylaws.

5.	Consideration of the Board of Directors performance during the period ended December 31, 2020.

6.	Consideration of the Statutory Audit Committee performance during the period ended December 31, 2020.

7.
Consideration of the remuneration of the Company’s Board of Directors for the period ended December 31, 2020 within the limit of profits in accordance with article 261 of the Argentine Corporate Law and CNV Regulations. Consideration of the advanced payment of fees to the Board of Directors for the period closing next December 31, 2021.

8.	Consideration of the remuneration of the members of the Statutory Audit Committee for the period ended December 31, 2020 and the fee scheme for the period closing December 31, 2021.

9.	Fixing of the number of Deputy Directors and appointment of Directors and Deputy Directors. Continuity of the current Chairman until the appointment by the Board of Directors of the Company.

10.	Appointment of the Statutory Audit Committee members and deputy members for the period closing December 31, 2021.

11.	Consideration of the remuneration of the external accountant of the Company regarding the annual accounting documents for the period ended December 31, 2020.

12.	Appointment of the external accountant and of the deputy external accountant for the period closing December 31, 2021 and the fixing of its remuneration.

13.	Approval of the annual budget for the functioning of the Audit Committee.

14. Consideration of the amendment of Section 14 of the Bylaws in order to include the possibility to hold Shareholders’ Meeting remotely.

15. Granting of authorizations

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

On March 19, 2020, President Alberto Fernandez issued Decree No. 297/2020, by which he established a "preventive and mandatory social isolation" ("Quarantine") as a public health measure to contain the effects of the COVID-19 outbreak. The decree established that during the Quarantine measure people should remain in their homes from zero hours on March 20, 2020 until March 31, 2020 including a series of exceptions with scope to activities considered "essential" and, therefore, excluded from such restrictions. This decree provides for the possibility of extending this period for as long as necessary according to the epidemiological situation. These measures were extended by Decrees No. 325/2020, 355/2020, 408/2020, 459/2020, 493/2020, 520/2020, 576/2020, 605/2020, 641/2020, 677/2020, 714/2020, 755/2020, 755/2020, 792/2020, 814/2020, 875/2020, 956/2020, 985/2020, 1,033/2020 and 4/2021 although their scope may vary in the different geographical areas of the country. As of the date of this report, some areas of the country are currently on a stage of “preventive and mandatory social distancing” (“Social Distancing”) and other areas are on the Quarantine stage. There is uncertainty with respect to the duration of these measures and whether Argentine government will reestablish any restrictive measures even after deciding to lift tham.

In line with the announced objectives of mitigating the impact of the Coronavirus outbreak in Argentina, curbing its spread and preserving Argentina's public health, the administration of Alberto Fernandez has taken several measures. Some of the measures taken by the Argentine Government to combat the COVID-19 pandemic have resulted, among other things, in the disruption of private and public infrastructure, business closures, companies being forced to close or significantly limit their operations and the adoption of measures to perform remote work, all measures that have an adverse impact on our businesses.

In turn, due to the extension of the Quarantine measures, by means of Decree No. 298/2020, the Argentine Government established the suspension of deadlines for administrative procedures until March 31, 2020, except for those administrative procedures related to the emergency declared by Solidarity Law, as extended by Decree No. 260/2020 and its amending and supplementary regulations, and all procedures carried out under the National Administration Procurement Regime approved by Decree No. 1023/2001 and its amending rules. Such suspension was continuously extended until November 29, 2020, in the latter case, through Decree No. 876/2020, which established the resumption, as from November 30, 2020, of the deadlines within the administrative procedures and other special procedures that were duly suspended.

Through Communication "A" 6942, the Central Bank resolved that financial and exchange entities were not be able to open their branches for public attention until March 31, 2020. In addition, it postponed the electronic clearing of checks and the payment of installments of bank loans maturing during the Quarantine period. This Communication was amended by Communication "A" 6949, which allowed financial entities to open from April 3, 2020 inclusive to serve customers who are beneficiaries of social security benefits and pensions included in the Argentine Integrated Social Security System (SIPA) or those whose administrative entity corresponds to provincial jurisdictions or the City of Buenos Aires, or beneficiaries of benefits, plans or aid programs paid by the ANSES or any other payment administrator entity. Additionally, it postponed the accrual of punitive interest on those loans granted by financial entities, with unpaid balances, and with installments due between April 1, 2020 and June 30, 2020. In turn, Decree No. 312/2020 dated March 25, 2020 prohibited the closing and/or disqualification of bank accounts, as well as the imposition of fines until April 30, 2020.

Through Decrees No. 309/2020 and 310/2020, both dated March 25, 2020, the Alberto Fernandez administration provided for: (i) a non-remunerative monetary benefit of Ps. 10,000, for unemployed, informal workers, single-taxpayers registered in categories 'A' and 'B', social single-taxpayers and workers in private homes, whose family group does not receive any other income; and (ii) an extraordinary subsidy of Ps.3,000 to the beneficiaries of SIPA social security benefits, to the beneficiaries of the “universal pension for the elderly”, to the beneficiaries of non-contributory pensions for old age, disability, mothers of 7 or more children, and other ex gratia pensions paid by the ANSES.

By means of Decree No. 319/2020 of March 30, 2020, the Argentine Government (i) froze as of March 2020 the value of the monthly installments of mortgage loans for real estate used as a single dwelling; and (ii) suspended until September 30, 2020 judicial or extrajudicial foreclosures and the statute of limitations and expiration of the instance in foreclosure and pledge loan processes updated by the Acquisition Value Unit (UVA). Such rule was extended by Decree No. 767/2020 until January 31, 2021.

On April 1, 2020, Decree No. 329/2020 prohibited dismissals without just cause and on the grounds of lack or reduction of work and force majeure; and suspensions on the grounds of force majeure or lack or reduction of work, both measures for a term of 60 days as from the publication of such decree. Said provision was extended by subsequent decrees, and is currently in force according to Decree 891/2020.

Through Decree No. 332/2020 dated April 2, 2020, the administration of Alberto Fernandez created the "Emergency Assistance Program for Labor and Production" ("ATP") for employers, and workers affected by the health emergency, consisting of obtaining one or more of the following benefits, among others: (i) the postponement or reduction of up to 95% of the payment of employer contributions to the SIPA; (ii) a Compensatory Wage Allowance; and (iii) a comprehensive unemployment benefit system. Decree No. 376/2020 dated April 20, 2020 expands the subjects reached and the benefits included in Decree No. 332/2020, highlighting: (i) the inclusion of a zero-rate credit for persons adhered to the Simplified Regime for Small Taxpayers and for self-employed workers, with a subsidy of 100% of the total financial cost; (ii) the extension of the range of beneficiaries of the Compensatory Wage Allowance paid by the National State to all workers in a relationship of dependence in the private sector; (iii) the creation of the Argentine Guarantee Fund (FoGAR) to guarantee the credits mentioned in (i); and (iv) the creation of an unemployment insurance between Ps. 6,000 and Ps. 10,000. Also, on July 27, 2020, Decree No. 621/2020 issued by the executive branch was published, which provides new rules regarding the benefits of the ATP. In this sense, companies will be able to enjoy a Subsidized Rate Credit which will consist of a financing whose amount, calculated per employee, will be 120% of 1 (one) Minimum Vital and Mobile Wage, and may not exceed the net remuneration of each worker of the month in question. On the other hand, subjects that meet one or more of the following criteria will be eligible for the benefits of the ATP: (i) critically affected economic activities in the geographical areas where they are developed; (ii) relevant number of workers infected by COVID-19 or in mandatory isolation or with work dispensation for being in risk group or family care obligations related to COVID-19; and (iii) actual reduction in turnover after March 12, 2020. The Chef de Cabinet may: (i) extend the benefits of Decree No. 621/2020 totally or partially, modifying the universe of activities, companies and workers affected, prior intervention of the ATP Committee, considering the evolution of the economic situation, up to and including September 30, 2020; and (ii) establish, prior intervention of the Committee, special conditions for sectors and activities critically affected by the COVID-19 pandemic, considering its seasonal aspects. However, for activities critically affected by the social distancing measures, even when the preventive and mandatory social isolation has ended, the benefits were extended up to and including December 2020.

Additionally, on August 13, 2020, the bill promoted by the executive branch on the moratorium extended to tax, customs and social security debts for individuals and legal entities in the context of the COVID-19 pandemic was approved. In this context, a debt regularization regime was established which will allow self-employed persons, single-taxpayers and companies to access a payment plan for tax and social security debts accumulated until July 31, 2020, and at the same time it provided for rewards for taxpayers who comply with the law.

On the other hand, in the context of the crisis caused by the COVID-19 pandemic, several bills were filed to amend Law No. 24,522 (as amended and supplemented, the "Argentine Bankruptcy Law ") in order to mitigate the effects of the decrease in the income of companies, their equity vulnerability, breach of contracts and possible speculative actions and the impact on the solvency of the companies caused by the pandemic. Finally, on July 31, 2020, the Chamber of Deputies approved a bill that proposes the suspension until March 31, 2021 of the computation of procedural terms in all proceedings governed by the Argentine Bankruptcy Law, and in the case of new lawsuits initiated as from the effective date of the law, the term will be 180 days and the judge may, at the request of the debtor, under the conditions established by such law, extend it once only for an additional sixty days. The bill was finally approved by the Chamber of Senators on October 15, 2020 with modifications, among them the suspension of the procedural terms was extended until June 30, 2021, a paragraph was added to include in the regulation the bankruptcy proceedings that have been initiated since the declaration of the sanitary emergency by the executive branch and an article was included that invites the provinces to adhere to the initiative, so that the Senate General Legislation Committee announced the regulation must return to the Chamber of Deputies in second review to modify one of its articles.

See “Item 3.D Risk Factors— Risk Relating to Our Business —The novel coronavirus could have an adverse effect on our business operations and financial conditions”

Item 4.A	History and development of the Company

Central Puerto S.A. (“Central Puerto” or the “Company”) is incorporated as a sociedad anónima under the laws of Argentina. Our principal executive offices are located at Avenida Thomas Edison 2701, C1104BAB Buenos Aires, Republic of Argentina. Our telephone number is +54 (11) 4317-5900.

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

Our shares are listed on the BYMA and, since February 2, 2018, have been listed on the NYSE under the symbol “CEPU.”

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

As of December 31, 2020, we owned and operated five thermal generation plants, one hydroelectric generation plant and seven wind farms, for the generation of electric power in Argentina. We had a combined installed capacity of 4,709 MW and have significantly improved our position as a major SADI electric power generator, producing approximately 12.5% of the energy generated by private sector SADI generators in 2020

Hidroeléctrica Piedra del Águila S.A. (HPDA)

HPDA was a sociedad anónima (corporation) incorporated in 1993 that operated the Piedra del Águila hydroelectric complex with an installed capacity of 1,440MW since it started commercial operation in 1993. HPDA entered into the HPDA Concession Agreement (as defined below) to operate and maintain the Piedra del Águila hydroelectric complex, and the HPDA Concession Agreement was assigned to us during the 2014 Merger. For further information regarding the HPDA and the HPDA Concession Agreement, see “—Electricity Generation from our Hydroelectric Complex—Piedra del Águila.”

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

Centrales Térmicas Mendoza S.A. (CTM)

CTM was a sociedad anónima (corporation) incorporated in 1993 focused on electric power generation and steam production. Before the 2014 merger, CTM was focused on two primary activities: electric power generation and steam production. CTM owned the Luján de Cuyo plant located in Luján de Cuyo in the Province of Mendoza, which began commercial operation in 1971. With the installation of its first two steam turbines, had an installed capacity of 509 MW and was the top producer of electric power in the Cuyo region. For further information regarding CTM’s operations that were transferred to us in the 2014 Merger, see “—Electricity Generation from our Thermal Generation Plants—Luján de Cuyo plant.”

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

Following the Merger between IGCE, IGCU, RPBC and MAGNA (See Item 4.A - Merger between IGCE, IGCU, RPBC and MAGNA), as of the date of this annual report, IGCE holds a 51.00 % interest in DGCU, and we hold a 42.31% interest in IGCE. Therefore, we indirectly hold a 21.5781% equity interest in DGCU.

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

As of the date of this annual report, we hold a 42.31% interest in IGCE and a direct 17.20% interest in DGCE. Therefore, we hold, both directly and indirectly, a 40.590781% in DGCE.

IGCE is the controlling shareholder of Energía Sudamericana S.A. (“ESSA”), which is a private company not listed in any commercial stock exchange, and which prepares its financial statements in accordance with Argentine GAAP. However, there are no relevant differences between Argentine GAAP applicable to ESSA and the IFRS that we apply to our financial statements. ESSA’s principal activity is the sale of natural gas. We also own a 2.45 % direct equity interest in ESSA.

Ecogas had a gas distribution network covering 34,606 km and served approximately 1,368,871 customers as of December 31, 2020. In 2020, Ecogas distributed an average of 12,18 million cubic meters of natural gas per day; and in 2019, Ecogas distributed an average of 13.33 million cubic meters of natural gas per day. This volume of distribution represented approximately 14.40% and 14.93% of the gas delivered by all the distribution companies in Argentina in 2020 and in 2019, respectively, according to data from Ecogas.

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

Control Acquisition by Tender Offer of Third Parties in respect of DGCU shares

On January 7, 2015, the Company acquired 49% of interests in IGCU, the parent company of DGCU and, as a result, the Company held indirectly 24.49% of DGCU’s capital stock. Following this acquisition, Magna, RPBC, Central Puerto and Mr. Federico Tomasevich (jointly, the “Offerors”) resolved to participate proportionally in the tender offer for DGCU’s shares with voting rights that were publicly listed on the BYMA in order to acquire the remaining outstanding shares of DGCU that the Offerors did not already own. On October 30, 2015, the board of directors of the CNV approved the tender offer. Upon termination of the offer in January 2016, since no acceptances were tendered, no shares were acquired in this tender offer. During 2019, IGCE absorbed IGCU, RPBC and MAGNA. As of the date of this annual report, we own a 42.31% interest in IGCE and, as a result, we indirectly hold a 21.58% equity interest in DGCU. For further information on the merger of IGCE and IGCU, see “— Merger between IGCE, IGCU, RPBC and MAGNA.”

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

La Plata Plant Sale

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant for a total sum of US$31.5 million (without VAT), subject to certain conditions. On February 8, 2018, after such conditions were met, the plant was transferred to YPF EE, including generation assets, personnel and agreements related to the operation and/or maintenance of the La Plata plant’s assets, with effective date January 5, 2018. Consequently, as of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results were classified for the years ended December 31, 2018, and 2017 as discontinued operations. See “Item 5.A. Operating Results—Factors Affecting our Results of Operations—Sale of the La Plata Plant” and Note 21 to our Audited Consolidated Financial Statements.The contract between us and Transportadora de Gas del Sur (“TGS”) for the natural gas transportation capacity has remained effective after the sale of the La Plata plant. Pursuant to the terms of our agreement with YPF EE, we resell our gas transportation capacity to YPF EE through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF EE will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas marketer to permit the resale of our gas transportation capacity to YPF EE without the risk of intervention from interested third parties. On July 20, 2018, we were effectively registered as natural gas marketer.1 As of the date of this annual report, the delivery of the transportation capacity to YPF EE is done through the “Resale” mechanism.

Renewable energy projects

In 2016, we incorporated a subsidiary, CP Renovables S.A. (“CP Renovables”), to develop, renewable energy generation projects. As of the date of this annual report, the company participated in the Renovar Rounds 1.0 and 1.5, in which it was awarded with the La Castellana I, Achiras projects with 20-year PPA contracts with CAMMESA, each of the projects constructed by CP La Castellana S.A.U. (a subsidiary of CP Renovables S.A.) and CP Achiras (a subsidiary of CP Renovables S.A.). La Genoveva I is a project from RenovAr 2.0 developed constructed and operated by Vientos La Genoveva I (a subsidiary of Central Puerto S.A.).

In August 2018 and September 2018, respectively, the La Castellana I and Achiras wind farms started operations. The original COD of the La Genoveva I was expected for May 2020, but due to the outbreak of COVID-19, the construction of the plant was temporarily suspended, which resulted in delays in the COD. On November 21, 2020, La Genoveva I commenced full commercial operations. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants.”

In addition, the Ministry of Energy and Mining through Resolution 281-E/ 2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies and the conditions for granting “dispatch priority” that allows such transactions to take place and ensures that the private generating companies will not be restricted in the future in its generation dispatch (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). In July 2019, , December 2019/January 2020/March 2020, and February 2020, the wind farms La Castellana II (developed by CP Energy Solutuons S.A.U.), Manque (CP Manque S.A.U.), and Los Olivos (CP Los Olivos S.A.U.), respectively, reached their COD. La Genoveva II is a project from RenovAr 2.0 developed constructed and operated by Vientos La Genoveva II (a subsidiary of Central Puerto S.A.) which commenced operations on September 2019.As of the date of this annual report, we have already entered into long-term PPA contracts with private customers for 100% of the estimated energy generation capacity of our term market renewable energy projects developed under Resolution No. 281-E/17 regulatory framework.

Luján de Cuyo and Terminal 6-San Lorenzo thermal cogeneration plants

In 2017, the Secretariat of Electric Energy, pursuant to Resolution SEE No. 287-E/17, called for proposals for the supply of electric power to be generated through the installation of co-generation units, among others. We submitted bids on August 9, 2017, and, on September 25, 2017, we were awarded two co-generation projects, the Terminal 6-San Lorenzo and the Luján de Cuyo projects, which each of these projects will represent two additional sources of income to the Company: (i) electric power sales to CAMMESA through 15-year term PPAs which are priced in U.S. dollars; and (ii) steam sales pursuant to separate steam supply agreements negotiated with private offtakers.

On October 5, 2019, the Luján de Cuyo cogeneration project started operations.

As of the date of this annual report, the Terminal 6-San Lorenzo project is in a very advanced stage of construction. On November 21, 2020, the plant obtained partial commissioning of its gas turbine (269,5 MW) to operate with natural gas and sell energy under the spot market regulation (Res. 31/2020) and the expected COD for the project was scheduled for September 2020. However, due to the outbreak of COVID-19, the project experienced delays. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants.”

Purchase of the Brigadier López Plant

On June 14, 2019 Central Puerto, through an offer presented in a local and foreign public tender called by IEASA, purchased the Brigadier López Plant. The transference includes: a) personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used in connection with the operation of the Brigadier López Plant; b) IEASA’s contractual position in certain existing contracts (including Turbogas and Turbosteam supplying contracts with CAMMESA and the Brigadier López Financial Trust Agreement (as defined below), among others); c) permits and authorizations in effect related to the Brigadier López Plant operation; and d) Brigadier López Plant employees.

The Brigadier López Plant has installed a Siemens gas turbine of 280.5 MW. According to the tender specifications and conditions, the project already has the boiler and a steam turbine to reach the closing of the combined cycle, which is expected to generate 420 MW in total. The works for the closing of the combined cycle are pending. See “Item 3D. Risk Factors—Risks Relating to our Business— The novel coronavirus could have an adverse effect on our business operations and financial conditions”.

Item 4.B	Business overview

Overview

We are one of the largest private sector power generation companies in Argentina, as measured by generated power, according to data from CAMMESA. In the year ended December 31, 2020, we generated a total of 14,300 net GWh of power, representing approximately 12.5% of the power generated by private sector generation companies in the country during such period, according to data from CAMMESA. We had an installed capacity of 4,709 MW as of December 31, 2020.

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

The following table presents a brief description of the power plants we owned and operated as of December 31, 2020.

Power plant	Location	Installed capacity (MW)	Technology
Puerto Nuevo(1)	City of Buenos Aires	589.00	Steam turbines
Nuevo Puerto(1)	City of Buenos Aires	360.00	Steam turbines
Puerto combined cycle(1)	City of Buenos Aires	798.00	Combined cycle
Luján de Cuyo plant	Province of Mendoza	576.3	Steam turbines, gas turbines, two cycles and mini-hydro turbine generator, producing electric power and steam
Brigadier López plant	Province of Santa Fe	280.50	Gas turbine
San Lorenzo plant	Province of Santa Fe	291	Gas turbine
Piedra del Águila plant	Piedra del Águila (Limay River, bordering provinces of Neuquén and Río Negro)	1,440.00	Hydroelectric plant
La Castellana I wind farm(2)	Province of Buenos Aires	100.80	Wind turbines
La Castellana II wind farm(2)	Province of Buenos Aires	15.20	Wind turbines
La Genoveva I wind farm(2)	Province of Buenos Aires	88.20	Wind turbines
La Genoveva II wind farm(2)	Province of Buenos Aires	41.80	Wind turbines
Achiras wind farm(2)	Province of Córdoba	48.00	Wind turbines
Manque wind farm(2)	Province of Córdoba	57.00	Wind turbines
Los Olivos wind farm(2)	Province of Córdoba	22.80	Wind turbines
Total		4,709 MW

(1)	Part of the “Puerto Complex” as defined in “Business.”

(2)
La Castellana I, La Castellana II, Achiras, Manque, Los Olivos, La Genoveva I and La Genoveva II wind farms are owned by CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Achiras S.A.U., CP Manque S.A.U., CP Los Olivos S.A.U., CP Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U., respectively, the first five of which are fully owned subsidiaries of CP Renovables S.A. while the last one is a fully owned subsidiary of Central Puerto S.A. As of the date of this annual report, we own a 100% interest in CP Renovables. See “Item 4.B. Business Overview—Our Subsidiaries”.

In addition, we participate in two arrangements known as the FONINVEMEM and the CVO Agreement, which are managed by CAMMESA at the instruction of the Secretariat of Energy (for further information see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs”). The Argentine Government created the FONINVEMEM with the purpose of repaying power generation companies, like us, the existing receivables for electric power sales between 2004 and 2011 and funding the expansion and development of new power capacity. As a result of our participation in the CVO arrangement, we receive monthly payments for certain of our outstanding receivables with CAMMESA. As of the date of this report, there are no outstaing receivables under the FONINVEMEM agreement. Additionally, we have an equity interest in the companies that operate the FONINVEMEM and CVO Agreement’s new combined cycle projects, which will be entitled to have an ownership of the combined cycle projects.

During 2020, we collected Ps. 0.3 billion from FONINVEMEM receivables, and Ps. 6.3 billion from CVO receivables, in each case measured in current amounts as of December 31, 2020.

As of December 31, 2020, we held equity interests in the companies that operate the following FONINVEMEM thermal power plants:

Power plant	Operating Company	Location	Installed capacity (MW)	Technology	% Interest in the operating company(1)
San Martín	Termoeléctrica José de San Martín S.A. (TJSM)	Timbúes, Province of Santa Fe	865	Combined cycle plant, which became operational in 2010	30.8752% to be reduced to 9,6269%2)
Manuel Belgrano	Termoeléctrica Manuel Belgrano S.A. (TMB)	Campana, Province of Buenos Aires	873	Combined cycle plant, which became operational in 2010	30.9464% to be reduced to 10,8312%(2)
Vuelta de Obligado	Central Vuelta de Obligado S.A. (CVOSA)	Timbúes, Province of Santa Fe	816	Combined cycle plant, which became operational in March 2018	56.1900%

(1)	In each case, we are the private sector generator with the largest ownership stake.

(2)
On May 4, 2020 and May 8, 2020, the extraordinary shareholders’ meetings of TMB and TJSM, respectively, approved the incorporation of the Argentine Government as shareholder of TMB and TJSM. On March 11, 2021, the Secretariat of Energy notified TJSM and TMB the acceptance on behalf of the Argentine Government, of the corresponding shares, representing its interest in such companies. In addition, we have challenged the Argentine Government’s percentaje of equity interest in TMB and TJSM, but the outcome of such challenge is still uncertain. Even if we are successful with that challenge, our interests on TJSM and TMB will be significantly diluted. See “Risk Factors— Risks Relating to Our Business—Our interests in TJSM, TMB and CVOSA will be significantly diluted.”.

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

In March 2020, the Company filed the Claim against the Argentine Government challenging their acts referred to above. Pursuant to this Claim, the position of the shareholders of TJSM and TMB is that the Argentine Government equity interest in each of the companies should be lower but its incorporation as a shareholder in such companies is unchallenged.Therefore, even if we are successful with our Claim, our interests on TJSM and TMB will be significantly diluted. Further, TJSM and TMB invoked the restrictions imposed by the Argentine Government since March 20, 2020 to address the outbreak of COVID-19 as a force majeure event that made the above mentioned 90-day period impossible to comply with.

On May 4, 2020 and May 8, 2020, the extraordinary shareholders’ meetings of TMB and TJSM, respectively, approved the incorporation of the Argentine Government as shareholder of TJSM and TMB. within each of the extraordinary shareholders’ meetings, the approved equity interest that was approved was the equity interest that the Argentine Government claims that it is entitled to, which is: 65.006% in TMB and 68.826% in TJSM. The subscription of the Argentine Government´s shares in TMB and TJSM should be accepted by the Argentine Government.

In each of the shareholders’ meetings, Central Puerto (and other shareholders), made the corresponding reservation of rights to continue with the Claim, and expressly stated that the incorporation of the Argentine Government as a shareholder in TMB and TJSM was approved for the sole purpose of achieving the transfer of the trust assets -which includes, among others, the power plants- from the respective trusts to TJSM and TMB.

On March 11, 2021, the Argentine Government has subscribed its shares and the equity of the shareholders of TJSM and TMB were diluted. In the case of our equity interest, from 30.8752% to 9,6269% in TJSM and from 30.9464% to 10,8312% in TMB.

Additionally, on January 7, 2020 and on January 9, 2020 the Company, together with the other shareholders of TJSM and TMB (as guarantors within the framework and the limits stated by the FONINVEMEM Agreement, the Note SE no. 1368/05 and the trust agreements), BICE, TJSM, TMB and the Energy Secretariat amended the TMB OMA, and the TJSM OMA, respectively. The amendments to the TMB OMA and TJSM OMA extended the agreements until each of the trust’s liquidation effective date.

In the case of CVOSA, when the CVO Trust term expires after ten years of operation of the respective power plant the Argentine Government will be incorporated as shareholder, with a stake of at least 70% pursuant to FONINVEMEM arrangements for CVOSA. The dilution of our interest in TJSM and TMB could reduce our income from these power plants, adversely affecting our results of operations. Similar consequences will take place when the Argentine Government incorporates as a shareholder of CVOSA and our equity interest in that company is diluted. See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

The following set of graphs shows our total assets under the FONINVEMEM program:

(1)
Future ownership structure of the operating companies in is subject to the Claim that the Company filed against the Argentine government”Item 3.D. Risk Factors—Our interests in TJSM, TMB and CVOSA will be significantly diluted.”

Source: TJSM, TMB and CVOSA

The following graphic breaks down where our plants and power investments were located in Argentina as of December 31, 2020, and their installed capacity:

 _____________
(1)
“Assets under construction” refers to (a) the San Lorenzo Plant, which started to operate in November 2020 and it is under construction the combined cycle; (b) the Brigadier López plant expansion project has not commenced as of the date of this annual report (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants). As of the date of this annual report, we have an aggregate installed capacity of 4,709 MW.

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

In the year ended December 31, 2020, we had revenues for continuing operations of Ps.38.1 billion (or US$ 452.9 million).

In the year ended December 31, 2020, we sold approximately 85.41% of our electric energy sales (in MWh) under the Energía Base. Sales under Energía Base accounted for 45.85% of our revenues in the year ended December 31, 2020. In the year ended December 31, 2016, tariffs under the Energía Base were paid by CAMMESA based on a fixed and variable costs system which was determined by the former Secretariat of Electric Energy pursuant to Resolution SE No. 95/13, as amended. These tariffs were adjusted annually, denominated in pesos, and remained unchanged throughout the year. From February 2017 to February 2019, the Energía Base was regulated by Resolution SEE No. 19/17, which replaced Resolution SE No. 95/13, as amended. Resolution SEE No. 19/17 increased the Energía Base’s tariffs and denominated them in U.S. dollars. From March 2019 to and including January 2020, Energía Base was regulated by Resolution SRRyME No. 1/19, which abrogated Resolution SE No. 19/17. Resolution SRRyME No. 1/19 decreased the tariffs for the energy and power. On February 27, 2020, the Secretariat of Energy issued Resolution 31/20, which replaces the regulatory framework for Energía Base applicable from February 1, 2020. The main changes were:

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

However, on April 8, 2020, the Secretary of Energy instructed CAMMESA to postpone until further notice the application of Annex VI, related to the price update mechanism described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”. Thus, since the settlement of the transaction due on March 2020, CAMMESA has not applied the adjustment mechanism. The non-application of the aforementioned Annex VI had an adeverse effect on the operational results of the Company .

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

On December 27, 2019, the Ministry of Productive Development issued Resolution MDP No. 12/2019, repealing Res. SEE No. 70/18 and restoring Art. 8 of Res. SE 95/2013. Beginning January 2020, CAMMESA became the only fuel supplier for generation companies, except for (i) thermal units that had prior commitments with CAMMESA for energy supply contracts with their own fuel management and (ii) thermal units under the Energía Plus regulatory framework, authorized under Resolution SE No.1281/05 to supply energy to large private users.

Additionally, we have sales under contracts, including (i) term market sales under contract, (ii) MATER sales under contracts, (iii) Energía Plus sales under contract; and (iii) sales of energy under the RenovAr Program.

Term market sales under contract include sales of electric power under negotiated contracts with private and public sector counterparties. MATER sales under contracts include sales of electric power under negotiated contracts with private and public sector counterparties generated exclusively from renewable energy plants. In all cases, sales under contracts generally involve PPAs with customers and are contracted in U.S. dollars. Prices in term market sales under contracts from thermal units and Energía Plus contracts include price of fuel used for generation, cost of which is assumed by the generator, or include such cost as a component of the sale that is charged to the client. For terms longer than one year, these contracts typically include electric power price updating mechanisms in case of fuel price variations or the generator being required to use liquid fuels in the event of a shortage of natural gas. For further information regarding our main clients for term market sales under contract, see “Business—Our Customers.” Term market sales under contract, and MATER sales under contracts accounted 5,9% and 3,8% of our electric power sales (in MWh) and 29.46% and 7.42% of our revenues for the year ended December 31, 2020, respectively.

In our Luján de Cuyo plant, we are also permitted to sell a minor portion (up to 16 MW) of our generation capacity and electric power under negotiated contracts with private sector counterparties under the Energía Plus, to encourage private sector investments in new generation facilities. Energía Plus sales under contracts accounted for 0,07% of our electric power sales (in MWh) and 0.51% of our revenues for the year ended December 31, 2020. These contracts typically have one to two year terms, are denominated in U.S. dollars and are paid in pesos at the exchange rate as of the date of payment. Under the rules and regulations of the Energía Plus, the generator buys the fuel to cover the committed demand of electric power and supplies the electric power to large electric power consumers at market prices, denominated in U.S. dollars, previously agreed between the generator and its clients.

RenovAr sales under contracts include sales of electric power generated exclusively from renewable energy plants under negotiated contracts with public sector counterparties. We have long term contracts signed with CAMMESA. Prices under these PPA’s are in U.S. dollars and guaranteed by the FODER. In the RenovAr Program, our subsidiaries, Achiras, La Castellana I and La Genoveva I entered in a 20-year PPA with CAMMESA that establishes that 100% of the generation of the contracted capacity of the wind farm will be sold to CAMMESA at the awarded price plus the respective incentive and adjustment factors which increases the awarded price approximately by 10% to 15%. See “Item 4.B, Business Overview—The Argentine Electric Power Sector —Structure of the Industry—Renewable Energy Program”. Sales under RenovAr Program accounted for 4,8% of our electric power sales (in MWh) and 10.88% of our revenues for the year ended December 31, 2020. See “Item 4.B. Business Overview—The Argentine Electric Power Sector.”

We also produce steam. As of December 31, 2020, we had an installed capacity of 125 tons per hour. Steam sales accounted for 2.79% of our revenues for the year ended December 31, 2020. Our production of steam for the year ended December 31, 2020 was 1,082 thousand metric tons. Our Luján de Cuyo plant, supplies steam under negotiated contracts with YPF.

Our Luján de Cuyo plant has new a combined heat and power (CHP) unit in place, which started operations on October 5, 2019, replacing the previous CHP, and supplies up to 125 metric tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam supply agreement. This contract is denominated in U.S. dollars, but can be adjusted in the event of variations in U.S. dollar-denominated prices for fuel necessary for power generation. This new steam supply contract with YPF was entered into on December 15, 2017 for a period of 15 years and replaced the contract in place with YPF. For further information on the steam supply agreements with YPF for the Luján de Cuyo plant, see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Sales Under Contracts, Steam Sales and Others —Steam supply to YPF—Luján de Cuyo plant”.

The contract between us and Transportadora de Gas del Sur (“TGS”) for the natural gas transportation capacity has remained effective after the sale of the La Plata plant. Pursuant to the terms of our agreement with YPF EE, we resell our gas transportation capacity to YPF EE through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF EE will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas trader to permit the resale of our gas transportation capacity to YPF EE without the risk of intervention from interested third parties. On July 20, 2018, we were effectively registered as natural gas trader. As of the date of this annual report, the delivery of the transportation capacity to YPF EE is done through the “Resale” mechanism The resale to YPF EE of our natural gas transportation capacity accounted for 1.04% of our revenues for the year ended December 31, 2020.

In addition, we have income derived from the operating fee that we receive for the management of the Central Vuelta de Obligado plant. The income from the management of the Central Vuelta de Obligado plant accounted for 2.04% of our revenues for the year ended December 31, 2020.

The following graph breaks down our revenues from continuing operations in the year ended December 31, 2020 by regulatory framework:

Revenues from regulatory framework from continuing operations

(in %, for the year ended December 31, 2020)

Energía Base (1)
Term market contracts
Energía Plus
RenovAR
MATER
Steam Sales
Other
Revenues from CVO thermal plant management
45,85%
29,46%
0,51%
10,88%
7,42%
2,79%
1,04%
2,04%

 Source: Central Puerto.

(1)
Includes (i) sales of energy and power to CAMMESA remunerated under Resolution No. 95, Resolution No. 19/2017, and Res. SE 1/2019 (ii) spot sales of energy and power to CAMMESA not remunerated under Resolution No. 95 (as amended), and (iii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Schemes—Resolution SEE 70/18—Option to purchase fuel for units under Energía Base Regulatory Framework.”). See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine Government—The National Program.”

Note: From February 27, 2020, a new remuneration scheme for Energía Base applicable from February 1, 2020 came into effect with Resolution 31/20. For further information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

The following graph breaks down our electric energy sales from continuing operations in the year ended December 31, 2020 by regulatory framework, in MWh:

Sales of electric energy (in MWh) by regulatory framework

(in %, for the year ended December 31, 2020)

Energía Base
Term market sales under contracts
Energía Plus
RenovAR
MATER
3.78%
4.85%
0.07%
5.94%
85.36%

 Source: Central Puerto.

Note: From February 27, 2020, a new remuneration scheme for Energía Base applicable from February 1, 2020 came into effect with Resolution No. 31/2020. For further information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

In 2015 and 2016, we acquired four heavy-duty, highly efficient gas turbines: (i) one General Electric gas turbine with a capacity of 373 MW; (ii) two Siemens gas turbines, each with a capacity of 298 MW; and (iii) one Siemens gas turbine with a capacity of 291 MW, which we installed in our Terminal 6 San Lorenzo co-generation project, which commenced operations on November 21, 2020 as open cycle. Currently we are carrying out the construction to operate the project as closed combined cycle. Given the current uncertainties in the global and Argentine economy in connection with the outbreak of the COVID-19, we are evaluating the possibility to sell the remaining two Siemens units stored in Germany. As a result, as of December 31, 2020, these two turbines were classified as property, plant and equipment available for sale, as described in Note 22.5 of our Audited Consolidated Financial Statements. With respect to the GE gas turbine, which is already in Argentina, we are considering it for potential projects in the future and analyzing other prospects. However, it is uncertain whether there will be new projects or other prospects that would enable us to use the GE gas turbine. We have recorded a charge for the impairment of the two Siemens gas turbines and the GE gas turbine in the consolidated income statement for the year ended December 31, 2020. For more information, see Note 2.5 to our Audited Consolidated Financial Statements and “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of Property, Plant and Equipment”.Additionally, we have also acquired 130 hectares of land in the north of the Province of Buenos Aires, in a location that provides excellent conditions for fuel delivery and access to power transmission lines.

We also own long-term significant non-controlling investments in companies that have utility licenses to distribute natural gas through their networks in the provinces of Mendoza, San Juan, San Luis, Córdoba, Catamarca and La Rioja. Considering our direct and indirect interests, we hold (i) a 21.58% equity stake in DGCU and (ii) a 40.59% equity stake in DGCE (Ecogas). Ecogas has a gas distribution network covering 34,606 km and as of December 31, 2020, served approximately 1,368,871 customers. In 2020, Ecogas distributed an average of 12.18 million cubic meters of natural gas per day; and in 2019, Ecogas distributed an average of 13.33 million cubic meters of natural gas per day. This volume of distribution represented approximately 14.40% and 14.93% of the gas delivered by all the distribution companies in Argentina in 2020 and in 2019, respectively, according to data from Ecogas. In the year ended December 31, 2020 our interest in Ecogas produced Ps. 98.9 million in share of profit of an associate, which represented 1.42% of our net income for such period.

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

Through Resolution No. 17,949 dated January 7, 2016, the CNV granted a conditional authorization for the Company to enter the public offering regime through the issuance of simple, non-negotiable obligations. convertible into shares and the creation of a global program for the issuance of negotiable obligations (the “Program”) and, on March 16, 2016, the CNV decided to give effect to the Resolution. On September 9, 2019, the Company's Assembly resolved to approve the voluntary withdrawal of the Company from the Public Offering Regime in which it was, stating that the Company has not issued negotiable obligations, as well as the cancellation of the Program. On October 24, 2019, the CNV notified the Company of joint signature CNV Resolution No. RESFC-2019-20506-APN-DIR # CNV of the same date, through which it resolved to cancel, as of the date of Resolution , the authorization granted to make a public offering of its Negotiable Obligations, due to the lack of outstanding securities. Likewise, having the Shareholders' Meeting of January 26, 2018 resolved to approve the application of the Company to join the Public Offering of shares, the CNV authorized the Public Offering of class “B” shares (Resolutions No. 19,384 and No. 19,391 dated March 1, 2018 and March 8, 2018, respectively); However, the selling shareholders decided to postpone the offering, due to market reasons. Consequently, the CNV, on October 24, 2019, notified the Company of the CNV Resolution of joint signature No. RESFC-2019-20511-APN-DIR # CNV of the same date, through which it was resolved to cancel, as of that date, the authorization granted to the Company to make a public offering of its shares, due to the absence of placement of the negotiable securities.

Our Competitive Strengths

We believe that we have achieved a strong competitive position in the Argentine power generation sector primarily as a result of the following strengths:

●
One of the largest private sector power companies in Argentina. We are one of the largest private sector power generation companies in Argentina, as measured by power generated, according to data from CAMMESA. In the year ended December 31, 2020, we generated a total of 14,300 net GWh of power for continuing operations. As of December 31, 2020, we had an installed generating capacity of 4,709 MW. Our leading position allows us to develop a range of sales and marketing strategies, without depending on any one market in particular. Additionally, our size within the Argentine market positions us well to take advantage of future developments as investments are made in the electric power generation sector. Our ample installed capacity is also an advantage, as we have enough capacity to support large, negotiated contracts.

The following graphs shows the SADI’s total power generation by private companies and market share for 2020 (grouped by related companies and subsidiaries):

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

●
High quality assets with strong operational performance. We have a variety of high-quality power generation assets, including combined cycle turbines, gas turbines, steam turbines, wind farms, hydroelectric technology and steam and power co-generation technology, with a combined installed generating capacity of 4,709 MW, as of the date of this annual report. Our efficiency levels compare favorably to those of our competitors due to our efficient technologies. The following chart shows the efficiency level for the period between January 2020 and December 2020 of each of our generating units compared to our main competitors based on heat rate, which is the amount of energy used by an electric power generator or power plant to generate one kWh of electric power.

Source: CAMMESA.

The following chart shows the availability ratio of our thermal assets as compared to the market average:

Source: Central Puerto, CAMMESA. 1Average market availability for thermal units.

We have long-term maintenance contracts with the manufacturers of our combined cycle units and co-generation plants with the largest capacity, namely the Puerto combined cycle unit (CEPUCC), the LDCUDCC25 combined cycle unit at the Luján de Cuyo plant, the Brigadier López gas turbine (BLOPTG01) and the co-generation units at the Luján de Cuyo plant (LDCUTG23, LDCUTG24, LDCUTG26, LDCUTG27) and our windfarms, under which the manufacturers provide maintenance using best practices recommended for such units. Our remaining units receive maintenance through our highly trained and experienced personnel, who strictly follow the recommendations and best practices established by the manufacturers of such units. We are also capable of generating power from several sources of fuel, including natural gas, diesel oil and fuel oil. In addition, in recent years we have invested in adapting our facilities to be able to generate power from biofuels, and we have developed business relationships over the years with strategic companies from the oil and gas and the biofuel sectors. Our power generation units are also favorably positioned along the system’s power dispatch curve (the WEM marginal cost curve) as a result of our technologically diverse power generation assets and high level of efficiency in terms of fuel consumption, which ensures ample dispatch of energy to the system, even when taking into account new capacity additions expected in the coming years that were awarded pursuant to auctions to increase thermal generation capacity and capacity from renewable energy sources.

●
Diversified and strategically located power sector assets. Our business is both geographically and technologically diverse. Our assets are critical to the Argentine electric power network due to the flexibility provided by the large fuel storage capacity, which allows us to store 32,000 tons of fuel oil (enough to cover 6.3 days of consumption) and 20,000 tons of gas oil (enough to cover 5.7 days of consumption) at our thermal generation plants, in addition to our access to deep water docks, our dam water capacity and our ability to store energy for 45 days operating at full capacity at Piedra del Águila. The prices for power transmission are regulated and based on the distance from the generating company to the user, among other factors. In this regard, our thermal power plants are strategically located in important city centers or near some of the system’s largest customers, which constitutes a significant competitive advantage. For example, approximately 38% of Argentine energy consumption was concentrated within the metropolitan area of Buenos Aires during 2020 according to the monthly report of December 2020 prepared by CAMMESA. Because the lack of capacity in SADI limits the efficient distribution of energy generated in other geographic areas, our generation plants in Buenos Aires and Mendoza are essential to the supply of energy to meet the high demand in these areas. In addition, this need to generate energy close to a high consumption area in Argentina means that our plants are less affected by the installation of new capacity in other regions.

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

Thermal Generation. In 2015 and 2016, we acquired four heavy-duty, highly efficient gas turbines: (i) one General Electric gas turbine with a capacity of 373 MW; (ii) two Siemens gas turbines, each with a capacity of 298 MW; and (iii) one Siemens gas turbine with a capacity of 291 MW. We also acquired 130 hectares of land in the north of the Province of Buenos Aires. For example, we are currently using a Siemens gas turbine, with a capacity of 291 MW, for the Terminal 6 San Lorenzo co-generation project. Given the current uncertainties in the global and Argentine economy in connection with the outbreak of the COVID-19, we are evaluating the possibility to sell the remaining two Siemens units stored in Germany. As a result, as of December 31, 2020, these two turbines were classified as property, plant and equipment available for sale, as described in Note 22.5 of our Audited Consolidated Financial Statements. With respect to the GE gas turbine, which is already in Argentina, we are considering it for potential projects in the future and analyzing other prospects. However, it is uncertain whether there will be new projects or other prospects that would enable us to use the GE gas turbine. We have recorded a charge for the impairment of the two Siemens gas turbines and the GE gas turbine in the consolidated income statement for the year ended December 31, 2020. For more information, see Note 2.5 to our Audited Consolidated Financial Statements and “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of Property, Plant and Equipment”.

In addition, in 2018, we acquired two additional Siemens gas turbines with a capacity of 56 MW for a purchase price of SEK$381.37 million (which, converted at the exchange rate quoted by the Central Bank as of the date of each payment, equals US$45.46 million) for our Luján de Cuyo project, which started commercial operations on October 5, 2019.

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

Renewable Generation.

In connection with our renewable energy efforts, Law No. 27,191, provides that Large Users, whose demand exceeds 300 KW of average annual power, should comply with the obligation to purchase renewable energy by entering into a contract with a generating company or through self-generation. The Ministry of Energy and Mining through Resolution 281-E/ 2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies and the conditions for granting the “dispatch priority” that allows such transactions to take place and ensures that the private generating companies will not be restricted in the future in its generation dispatch (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). As of the date of this annual report, we have already signed long-term PPA contracts with private customers for 100% of the estimated energy generation capacity of our term market renewable energy projects developed under Resolution No. 281-E/17 regulatory framework and our seven wind farms commenced commercial operations.

We cannot assure you that the Argentine Government will open new auction processes, or our bids will be successful or that we will be able to enter into PPAs in the future. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants.”

●
Stable cash flow generation, partially supported by U.S. dollar denominated cash flows. Part of our cash flows are denominated in US dollars mainly from (a) long term contracts (PPAs) with CAMMESA, and (b) contracts signed directly under Energía Plus framework, MATER and Steam Sales. Such payments principally depend on two factors: (i) the availability of power capacity (in the case of thermal units) and (ii) the amount of power or steam generated. All variables have been relatively stable in recent years, as a result of the diversified technology and high efficiency of our power generation units. In addition, our cash flows have little exposure to the fuel price changes as the fuel needed to produce the energy under the Energía Base is supplied by CAMMESA without charge and our term market sales under contracts typically include price adjustment mechanisms based on fuel price variations, if applicable. During the year ended December 31, 2020, we received Ps.14.51 billion (US$172.4 million) in U.S. dollar-denominated payments, taking into account the exchange rate of December 31, 2020 as quoted by Banco de la Nación Argentina for wire transfers) in principal and in interest for these receivables (including VAT).

During 2020, we collected Ps. 0.3 billion from FONINVEMEM receivables, and Ps. 6.3 billion from the CVO receivables, in each case measured in current amounts as of December 31, 2020.

●
Adequate financial position. We benefit from an adequate financial position, operating efficiency and a relative low level of indebtedness, allowing us to deliver on our business growth strategy and create value for our shareholders. In terms of our financial position, our total cash and cash equivalents and current other financial assets was Ps. 14.36 billion as of December 31, 2020 (approximately US$167,3 million). As of the date of this annual report, we also have uncommitted lines of credit with commercial banks, totaling approximately Ps. 8.95 billion.

●
Solid and experienced management team with a successful track record in delivering growth. Our executive officers have vast experience and a long track record in corporate management with, on average, 18 years of experience in the industry. Our management has diverse experience navigating different business cycles, markets and sectors, as evidenced by the growth and expansion we have undergone since the early 1990s. They also have a proven track record in acquisitions and accessing financial markets. On June 14, 2019, Central Puerto, in the context of a local and foreign public tender called by IEASA, which had been awarded to the Company, purchased the Brigadier López Plant. Our management successfully obtained US$180 million loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. to fulfill the acquisition. “See Item 5.B. Liquidity and Capital Resources—Indebtedness—Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.”

Additionally, during 2018, 2019 and 2020, our management also obtained financing for the expansion of our installed capacity from multilateral credit agencies, export credit agencies, commercial banks and the local securities market, as described in “Item 5.B. Liquidity and Capital Resources—Indebtedness.”

In addition, in 2015, jointly with an investment consortium, we acquired non-controlling equity interests in Ecogas, which distributes natural gas through its network covering 30,939 km and serving approximately 1,283,095 customers as of December 31, 2020, further diversifying our interest in the sector. We believe that our management team has been successful in identifying attractive investment opportunities, structuring innovative business plans and completing complex transactions efficiently.

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

●
Becoming a leading company in renewable energy in Argentina. Several research studies from organizations such as the Cámara Argentina de Energías Renovables suggest that Argentina has a significant potential in renewable energy (mainly in wind and solar energy). We also believe that renewable energy will become a larger part of the installed capacity in Argentina. The Ministry of Energy and Mining, through Law No. 27,191, has established a target for renewable energy sources to account for 20% of Argentina’s electric power consumption by December 31, 2025. We intend to capitalize on this opportunity by expanding our investments into renewable energy generation. In order to achieve this goal, we are strengthening our renewable energy portfolio. In August 2018, September 2018, July 2019, September 2019, December 2019/January 2020, February 2020 and November 2020 our wind farms La Castellana I, Achiras, La Castellana II, La Genoveva II, Manque, Los Olivos and La Genoveva I started operations, respectively. Additionally, we are also exploring several other options to diversify our generation assets to include sustainable power generation sources (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants). In 2016, we formed our subsidiary, CP Renovables, to develop, construct and operate renewable energy generation projects.

●
Maintaining an adequate financial position and sound cash flow levels. We have a relatively low level of debt, which reflects our adequate financial position and additional debt capacity. We believe our adequate financial position is the result of our responsible financial policies and stable cash flows. We seek to preserve our current cash flow levels in the coming years by, among other things, keeping a rigorous maintenance program for our production units, which we expect will help us continue the positive operational results we have experienced, particularly with regard to our electric power dispatch availability. We intend to fund our expansion plans primarily with loan arrangements, such as credit facilities and project financing or capital markets in the case of our renewable energy projects. Each of CP La Castellana, CP Achiras, CPR Energy Solutions, Vientos La Genoveva I, Vientos La Genoveva II, entered into long term loans to fund the development of renewable energy projects they were awarded and to purchase wind turbines. We also obtained a long term loan from Kreditanstalt für Wiederaufbau (“KfW”) to support the construction of the new Luján de Cuyo cogeneration project, and a loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. to purchase the Brigadier López plant. Additionally, Manque and Los Olivos issued a bond in the local market. See “Item 5.A. Operating Results—Indebtedness.” We expect that the new capacity from these projects will allow us to further increase our cash flow, while enhancing our financial position.

Our Subsidiaries

Central Vuelta de Obligado S.A.

CVOSA is a private, unlisted company, engaged in managing the purchase of equipment and building, operating and maintaining the CVOSA power plant that was constructed and began operations in March 20, 2018 under a program substantially similar to the FONINVEMEM program. In the year ended December 31, 2020, CVOSA accounted for 2.62% of our consolidated net income.

We have 56.19 % of the voting rights in CVOSA, which grants us the power to unilaterally approve resolutions for which a majority is required at the relevant shareholders meeting. However, pursuant to a shareholders’ agreement entered into among Endesa Costanera S.A., Hidroeléctrica El Chocón S.A., Central Dock Sud S.A. (the “Other CVOSA Shareholders”) and us, we will only be able to approve the following decisions with the affirmative vote of the Other CVOSA Shareholders: (i) entering into a merger, spin-off, transformation or liquidation; (ii) increasing or decreasing the capital stock; (iii) receiving capital contributions; (iv) entering into transactions with related parties; (v) amending the bylaws; (vi) entering into an operating and maintenance agreement for the Vuelta de Obligado power plant; (vii) approving the trust agreement in connection with the Vuelta de Obligado power plant and its amendments; (viii) filing any lawsuit against any governmental authorities, CAMMESA and/or the FONINVEMEM trust fund currently holding the Vuelta de Obligado power plant; (ix) entering into engineering services, gas supply and transportation agreements; and (x) entering into a power purchase agreement with CAMMESA for the Vuelta de Obligado power plant. If such decisions are to be decided at a board of directors’ meeting, they can only be approved with the affirmative vote of at least one member of the board of directors appointed by the Other CVOSA Shareholders.

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

Proener S.A.U.

Proener S.A.U. is a private, unlisted company. We hold a 100.00% interest in Proener S.A.U., a company engaged in investment activities, including the energy sector,, both domestically in Argentina and internationally. In the year ended December 31, 2020, Proener S.A.U. accounted for a loss equaling 0.17% of our consolidated net income.

Central Aimé Painé S.A.

Central Aimé Painé S.A. is a private, unlisted company. We hold a 97.00% interest in Central Aimé Painé S.A., a company engaged in managing the purchase of equipment and building, operating, and maintaining power plants, both domestically in Argentina and internationally. On November 18, 2020, the shareholders and directors of Central Aimé Painé S.A. approved the dissolution without liquidation of the company. It is currently being processed before the Public Registry of Commerce.In the year ended December 31, 2020, Central Aimé Painé S.A. did not account for any of our consolidated net income.

CP Renovables S.A.

In 2016, we formed a subsidiary, CP Renovables S.A. (“CP Renovables”), to develop, construct and operate renewable energy generation projects. As of the date of this annual report, we directly own a 95.74395122% interest in CP Renovables. The remaining interest is owned through CPR Energy Solutions S.A.U. (0.399601756%) and Vientos La Genoveva II S.A.U. (3.85644702%).

On June 24, 2020, our Board of Directors authorized the purchase of 30% of the capital stock of the subsidiary CP Renovables S.A. from Mr. Guillermo Pablo Reca. On June 24, 2020, we acquired 993,993,952 shares, at a value of US Dollars 0.034418 per share, which were fully paid through the transfer of financial assets. Based on the Audit Committee’s report, the Board of Directors determined that such transaction was an arm´s length transaction. As a result of this transaction, as of the date of this annual report, the Company´s consolidated interest in the subsidiary CP Renovables S.A. amounts to 100% of its capital stock.

This transaction was accounted as a transaction with non-controlling interest in accordance with IFRS 10. Consequently, the difference of 1,966,148 between the book value of the non-controlling interest at the transaction date and the fair market value of the consideration paid was directly recognized in equity and attributed to holders of the parent company.

CP Renovables S.A. invests in renewable energy assets. In the year ended December 31, 2020, CP Renovables S.A. accounted for a gain, equaling 45.29% of our consolidated net income.

CP Achiras S.A.U.

CP Achiras S.A.U. is a private, unlisted company. CP Renovables S.A. holds a 100% interest in the capital stock of CP Achiras S.A.U., a company engaged in the generation and commercialization of electric power through renewable sources. In the year ended December 31, 2020, CP Achiras accounted for a gain equaling 7.73% of our consolidated net income.

CPR Energy Solutions S.A.U. (previously known as “CP Achiras S.A.U.”)

CPR Energy Solutions S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CPR Energy Solutions S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2020, CPR Energy Solutions S.A.U. account for a gain of 1.24% of our consolidated net income.

CP Patagones S.A.U.

CP Patagones S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP Patagones S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2020, CP Patagones S.A.U. did not account for any of our consolidated net income.

CP La Castellana S.A.U.

CP La Castellana is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP La Castellana, a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2020, CP La Castellana accounted for a gain equaling 10.65% of our consolidated net income.

Vientos La Genoveva S.A.U.

Vientos La Genoveva S.A.U. is a private, unlisted company. On March 7, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva S.A. and, on that same date, transformed it into a S.A.U. On August 6, 2018, we purchased from our subsidiary, CP Renovables S.A., 100% of the equity interests in Vientos La Genoveva S.A.U. Vientos La Genoveva is a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2020, Vientos La Genoveva accounted for a loss equaling 14.89% of our consolidated net income.

Vientos La Genoveva II S.A.U.

Vientos La Genoveva II S.A.U. is a private, unlisted company. On June 28, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva II S.A. and, and was later transformed it into a S.A.U. On August 6, 2018, we purchased from our subsidiary, CP Renovables S.A., 100% of the equity interests in Vientos La Genoveva II S.A.U. In the year ended December 31, 2020, Vientos La Genoveva accounted for a gain equaling 5.18% of our consolidated net income.

CP Manque S.A.U.

CP Manque S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP Manque S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2020, CP Manque S.A.U. accounted for a gain of 0.77% of our consolidated net income.

CP Los Olivos S.A.U.

CP Los Olivos S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP Los Olivos S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2020, CP Los Olivos S.A.U. accounted for a gain of 2.40% of our consolidated net income.

Our Affiliates

Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)

TJSM and TMB are private, unlisted companies, which are engaged in managing the purchase of equipment, and building, operating and maintaining the San Martín and Belgrano power plants, respectively, each constructed under the FONINVEMEM program. In the year ended December 31, 2020, TJSM and TMB accounted for a gain of 1.26% and loss of 0.03% of our consolidated net income, respectively.

As of December 30, 2020, we had 30.8752% of the voting rights in TJSM and 30.9464% of the voting rights in TMB, while we did not have control over these companies, pursuant to a shareholders’ agreement entered into among Endesa Costanera S.A., Hidroeléctrica El Chocón S.A. Central Dock Sud S.A, AES Argentina Generación S.A., Central Dique S.A. and us, certain material actions can only be approved with our affirmative vote, such as, among others, entering into power purchase agreements with CAMMESA, engineering services agreements, gas supply and transportation agreements, and transactions with related parties.

The board of directors of each of TJSM and TMB consists of nine members, one of which are appointed by us. In addition, we have the right to appoint one alternate member of the supervisory committee of each company

After ten years of operations, TJSM and TMB are entitled to receive property rights to such power plants from the respective trusts currently holding such power plants. At such time, the term of the trusts expires and the Argentine Government, that financed part of the construction, should be incorporated as a shareholder of TJSM and TMB. Consequently, our interests in TJSM and TMB will be significantly diluted. In the case of TMB and TJSM, the ten-year period expired on January 7, 2020 and on February 2, 2020, respectively. From such dates, during the following 90-days, TJSM and TMB and their shareholders have to perform all the necessary acts to allow the Argentine Government to receive the corresponding shares in the equity stake of TJSM and TMB that their contributions entitle the Argentine Government to receive.

On January 3, 2020, the Argentine Government sent a notice to the Company (and to other generation companies that are shareholders of TJSM and TMB) stating that, in accordance with FONINVEMEN Agreement, TJSM and TMB should perform all necessary acts to incorporate the Argentine Government as shareholder of both companies, claiming, in each case, the following equity interest rights: 65.006% in TMB and 68.826% in TJSM.

On January 9, 2020, the Company, together with the other generation companies, shareholders of TJSM and TMB, replied such notice stating that the Argentine Government’s equity interest claims does not correspond with the contributions made for the construction of the power plants under the terms of the FONINVEMEM Agreement that give rights to claim such equity interest. On March 4, 2020, the Argentine Government reiterated its previous claim to the Company.

In March 2020, Central Puerto filed the Claim against the Argentine Government challenging their acts referred to above. Pursuant to this Claim, the position of the shareholders of TJSM and TMB is that the Argentine Government equity interest in each of the companies should be lower but its incorporation as a shareholder in such companies is unchallenged. Therefore, even if we are successful with our Claim, our interests on TJSM and TMB will be significantly diluted. Further, TJSM and TMB invoked the restrictions imposed by the Argentine Government since March 20, 2020 to address the outbreak of COVID-19 as a force majeure event that made the above mentioned 90-day period impossible to comply with.

On May 4, 2020 and May 8, 2020, the extraordinary shareholders’ meetings of TMB and TJSM, respectively, approved the incorporation of the Argentine Government as shareholder of TJSM and TMB. In each of the extraordinary shareholders’ meetings, the approved equity interest that was approved was the equity interest that the Argentine Government claims that it is entitled to, which is: 65.006% in TMB and 68.826% in TJSM. The subscription of the Argentine Government´s shares in TMB and TJSM should be accepted by the Argentine Government.

In both shareholders’ meetings, Central Puerto (and other shareholders), made the corresponding reservation of rights to continue with the Claim, and expressly stated that the incorporation of the Argentine Government as a shareholder in TMB and TJSM was approved for the sole purpose of achieving the transfer of the trust assets -which includes, among others, the power plants- from the respective trusts to TJSM and TMB.

On March 11, 2021, the Argentine Government has subscribed its shares and the equity of the shareholders of TJSM and TMB were diluted. In the case of our equity interest, from 30.8752% to 9,6269% in TJSM and from 30.9464% to 10,8312% in TMB.

Additionally, on January 7, 2020 and on January 9, 2020 Central Puerto, together with the other shareholders of TJSM and TMB (as guarantors within the framework and the limits stated by the FONINVEMEM Agreement, the Note SE no. 1368/05 and the trust agreements), BICE, TJSM, TMB and the Energy Secretariat amended the TMB OMA, and the TJSM OMA, respectively. The amendments to the TMB OMA and TJSM OMA extended the agreements until each of the trust’s liquidation effective date.

In the case of CVOSA, when the CVO Trust term expires after ten years of operation of the respective power plant the Argentine Government will be incorporated as shareholder, with a stake of at least 70% pursuant to FONINVEMEM arrangements for CVOSA. The dilution of our interest in TJSM and TMB could reduce our income from these power plants, adversely affecting our results of operations. Similar consequences will take place when the Argentine Government incorporates as a shareholder of CVOSA and our equity interest in that company is diluted. See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

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

In the year ended December 31, 2020, IGCE (including a direct interest in DGCE) accounted for a gain of 1.42% of our consolidated net income (see “Item 4.A. History and development of the Company—Distribuidora de Gas Cuyana S.A. (DGCU) and Distribuidora de Gas del Centro S.A. (DGCE)” and “Item 4.A. History and development of the Company—Preliminary Merger Agreement between IGCE, IGCU, RPBC and MAGNA”).

Transportadora de Gas del Mercosur S.A. (TGM)

TGM is a private, unlisted company. We hold a 20.00% interest in the capital stock of TGM, which owns a natural gas pipeline extending from Aldea Brasilera (in the Province of Entre Rios) to Paso de los Libres (in the Province of Corrientes). In the year ended December 31, 2020, TGM accounted for a loss equaling 0.23% of our consolidated net income.

The remaining 80.00% is owned by Total Gas y Electricidad Argentina S.A. (32.68%), Tecpetrol S.A. (21.79)%, RPM Gas S.A. (14.63%) and Compañía General de Combustibles S.A. (10.90%).

The pipeline is approximately 450 km long and its transportation capacity reaches up to 15 million cubic meters per day. In 2009, TGM terminated its contract with YPF, TGM’s only customer at the time, as a result of YPF’s repeated breaches. On December 22, 2017, YPF agreed to pay TGM, without recognizing any facts or rights, US$114 million in order to end TGM’s claim against YPF. On April 16, 2018, TGM distributed dividends in the amount of Ps1,153.20 million (US$57.03 million), from which we received Ps.230.64 million (approximately US$11,4 million as of such date).

Energía Sudamericana S.A.

Energía Sudamericana S.A. is a private, unlisted company, engaged in natural gas commercialization. We hold a 2.45% direct interest in the capital stock of Energía Sudamericana S.A., plus a 41.06% indirect interest in its capital stock, through our equity interest in IGCE. In the year ended December 31, 2020, Energía Sudamericana S.A. did not account for a material portion of our net income.

COySERV S.A.

COySERV S.A. is a private, unlisted company, engaged in services and constructions related to the gas industry. We hold a 11.97%% indirect interest in the capital stock of COySERV S.A., through our equity interests in IGCE, DGCE and DGCU. In the year ended December 31, 2020, COySERV S.A. did not account for a material portion of our net income

The breakdown for the Company’s total net income for the year ended December 31, 2020 is as follows: (i) Proener S.A.U. accounted for a loss equaling 0.17% of our consolidated net income; (ii) CP Renovables accounted for a gain, equaling 45.29% of our consolidated net income; (iii) CP Achiras accounted for a gain equaling 7.73% of our consolidated net income; (iv) CP La Castellana accounted for a gain equaling 10.65% of our consolidated net income; (v) TJSM accounted for a gain of 1.26% of our consolidated net income; (vi) TMB accounted for a loss of 0,03% of our consolidated net income; (vii) the Ecogas Group, which includes IGCE (including a direct interest in DGCE) accounted for a gain of 1.42% of our consolidated net income; (viii) Vientos La Genoveva accounted for a loss equaling 14.89% of our consolidated net income; (ix) Vientos la Genoveva II accounted for a gain equaling 5.18% of our consolidated net income; (x) Manque accounted for a gain of 0.77% of our consolidated net; income; (xi) Los Olivos accounted for a gain of 2.40% of our consolidated net income; (xii) CPR Energy Solutionsaccount for a gain of 1.24% of our consolidated net income (xiii) TGM accounted for a loss equaling 0.23% of our consolidated net income; (xiv) CVOSA accounted for 2.62% of our consolidated net income; and (xvi) Central Puerto (on an unconsolidated basis, excluding profits from associates and subsidiaries) accounted for 61.96% of our consolidated net income.

Business Overview

All of our operations are concentrated in thirteen plants in Argentina, and our portfolio can be divided into two types of electric power generation plants: (i) electric power generation from conventional sources and (ii) electric power generation from renewable sources.

The table below details certain operating features regarding our power generation assets for the periods indicated:

Continuing operations:

	For the year ended December 31,
	2020	2019	2018
Generation—GWh/year
Puerto Complex	6,796	7,108	7,053
Luján de Cuyo plant	2,686	2,959	2,996
Brigadier López plant (3)	71	127	-
Terminal 6	12	-	-
Piedra del Águila plant	3,435	3,920	4,209
La Castellana I wind farm (2)	437	418	148
la Castellana II wind farm (2)	74	33	-
Achiras wind farm (2)	213	202	73
Manque wind farm (2)	228	18	-
Olivos wind farm (2)	87	-	-
La Genoeva I wind farm (2)	99	-	-
La Genoveva II wind farm (2)	190	58	-
Total	14,329	14,849	14,479
Sales under the Energía Base and electric power sales on the spot market—GWh/year
Puerto Complex	6,073	7,073	7,027
Luján de Cuyo plant	1,932	2,722	2,923
Brigadier López plant (3)	-	-
Terminal 6	-	-	-
Piedra del Águila plant	3,435	3,920	4,209
La Castellana I wind farm (2)	-	-	-
la Castellana II wind farm (2)	-	-	-
Achiras wind farm (2)	-	-	-
Manque wind farm (2)	-	-	-
Olivos wind farm (2)	-	-	-
La Genoeva I wind farm (2)	-	-	-
La Genoveva II wind farm (2)	-	-	-
Total	12,146	13,715	14,159
Sales under contracts and Power Purchase Agreements—GWh/year
Puerto Complex	18	38	30
Luján de Cuyo plant	774	237	86
Brigadier López plant (3)	71	127	-
Terminal 6	-	-	-
Piedra del Águila plant		-	-
La Castellana I Achiras(2)	437	418	148
la Castellana II (2)	71	33	-
Achiras (2)	213	202	73
Manque (2)	212	18	-
La Genoveva II (2)	180	58	-
Olivos wind farm (2)	79	-	-
La Genoeva I wind farm (2)	46	-	-
Total	2,100	1,133	344
Energy purchases—GWh/year
Puerto Complex	1	2	3
Luján de Cuyo plant	3	-	14
Brigadier López plant (3)	-	-	-
Piedra del Águila plant	-	-	-
La Castellana I (2)	-	-	-
La Catellana II (2)	-	-	-
Achiras (2)	-	-	-
Manque (2)	-	-	-
La Genoveva II (2)	-	-	-
Total	4	2	17
Steam production (metric tons/year)
Luján de Cuyo plant	1,081,959	1,031,044	1,102,515
Total	1,081,959	1,031,044	1,102,515
Natural gas consumption—MMm3/year
Puerto Complex	1,097	1,417	1,301
Luján de Cuyo plant	553	587	599
Brigadier López plant (3)	12	30	-
Total	1,662	2,034	1,900
Gas oil consumption—thousands of m3/year
Puerto Complex	119	48	84
Luján de Cuyo plant	-	-	-
Brigadier López plant (3)	8	9	-
Total	126	57	84
Fuel oil consumption—thousands of tons/year
Puerto Complex	269	80	288
Luján de Cuyo plant	11	6	33
Brigadier López plant (3)	-	-	-
Total	279	86	321
Availability—% per year(1)
Puerto Complex	93,32%	93.90%	87.90%
Luján de Cuyo plant	71,89%	89.38%	89.77%
Brigadier López plant (3)	96,14%	97.25%	N/A
Piedra del Águila plant	97,78%	96.68%	100%
Weighted average for thermal units(1)	88,70%	93.22%	88.77%
Weighted average for thermal and hydro plants(1)	91,94%	94.46%	92.76%

Source: CAMMESA.

(1)	Weighted average based on the power capacity of each unit without considering renewable energy units, which do not receive payments tied to their availability.

(2)
La Castellana I, La Castellana II, Achiras, Manque, and La Genoveva II wind farms are owned by CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Achiras S.A.U., CP Manque S.A.U., and Vientos La Genoveva II S.A.U., respectively, the first four of which are fully owned subsidiaries of CP Renovables S.A. while the last one is a fully owned subsidiary of Central Puerto S.A. As of the date of this annual report, we own a 100% interest in CP Renovables. See “Item 4.B. Business Overview—Our Subsidiaries”. As of December 31, 2019, Manque wind farm had an installed capacity of 38 MW. On January 23, 2020 the capacity of the plant was increased to 53.20 MW, and on March 3, 2019, it was increased to 57 MW, the total power of the project. This increase in the power capacity of the plant was not included in the table above.

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

Discontinued operations(1):

	For the year ended December 31,
	2020	2019	2018 (1)
Generation—GWh/year
La Plata plant	-	-	10
Total	-	-	10
Sales under the Energía Base and electric power sales on the spot market—GWh/year
La Plata plant	-	-	10
Total	-	-	10
Sales under contract—GWh/year
La Plata plant	-	-	-
Total	-	-	-
Energy purchases—GWh/year
La Plata plant	-	-	-
Total	-	-	-
Steam production (metric tons/year)
La Plata plant	-	-	19,392
Total	-	-	19,392
Natural gas consumption—MMm3/year		-
La Plata plant	-		4
Total	-	-	4
Gas oil consumption—thousands of m3/year
La Plata plant	-	-	-
Total	-	-	-
Fuel oil consumption—thousands of tons/year
La Plata plant	-	-	-
Total	-	-	-
Availability—% per year(1)
La Plata plant	-		100%

Source: CAMMESA.

(1)
Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”. Figures only include information through January 5, 2018.

Additionally, the table below details shows the availability features regarding the three FONINVEMEM Plants for 2020:

Source: Central Puerto, CAMMESA

The following graph shows the evolution of Central Puerto’s electric power generation for the period 2013-2020:

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

Electricity Generation from our Thermal Generation Plants

As of December 31, 2020, we owned five thermal generation plants across three complexes: Puerto Complex, Brigadier Lopez and Luján de Cuyo.

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

Luján de Cuyo Plant

The Luján de Cuyo plant is located in Luján de Cuyo, Mendoza and has an installed capacity of 595.32MW. The plant began operating in 1971.

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

The Luján de Cuyo plant also had an ABB combined cycle unit in place composed of two gas turbines (TG21, TG22) and a steam turbine (TV14), which operates on natural gas or gas oil, or on blends of gas oil and biodiesel (up to 30.00%). Since TG21 had been out of service since 2014, we petitioned CAMMESA an authorization to disconnect this unit from the WEM, which was granted in April 2019. Additionally, we requested the disconnection of the steam turbine unit TV14, due to the low power output capacity of the unit, which was granted in October 2019. The technical characteristics of TG22 allow it to operate as an open cycle gas turbine. As a result, only the power capacity of TG22 was taken into account for the purpose of describing the total capacity of the Luján de Cuyo plant in this annual report.

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

In 2010, the public sector power generation company IAESA (formerly named ENARSA) began the construction of the plant. In 2012, ENARSA set the COD of the open cycle Gas Turbine, completing the first stage of the project. In June 2019, Central Puerto acquired the plant, with the objective to install a steam turbine, which was already acquired, with an installed capacity of up to 140 MW in a combined cycle configuration together with the existing gas turbine. As of the date of this annual report, the facilities construction of the combined cycle plant is pending (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the project, or alter our plans for the expansion of our existing plants” and “Item 3D. Risk Factors—Risks Relating to our Business—The novel coronavirus could have an adverse effect on our business operations and financial condition”)

Technology: The Brigadier Lopez Power Plant has one operating power generation unit, with 280.5 MW of installed capacity (which could reach up to 420 MW of total capacity, operating as a combined cycle unit). This generating unit is composed of a modern Siemens Gas Turbine (TG01) model SGT5-4000 F and an air-cooled Siemens power generator, model SG 1000A. The Gas Turbine can operate both on natural gas and gas oil (diesel oil).

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

Maintenance

The plants have repair shops, warehouses and facilities suitable for the operation and maintenance of the units. Maintenance of the plants is coordinated with CAMMESA to avoid shortage in the power grid. Repair and maintenance procedures are key to the success of our business and are conducted according to unit type by either our own staff or under long-term service agreements executed with leading global companies in the construction and maintenance of thermal generation plants, such as (i) General Electric, which is in charge of the maintenance of the Puerto combined cycle plant and part of the Luján de Cuyo-based units, and (ii) Siemens, which is in charge of the maintenance of the combined cycle and the new cogeneration unit based in Luján de Cuyo, under a contract that includes the provision of parts and labor.

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

The table below shows the potential consumption (calculated as the standard consumption declared by CAMMESA based on the unit manufacturer’s specifications, assuming the unit produces energy throughout the entire day) of fossil fuel by the units in the conventional resource plants we owned as of December 31, 2020:

Plant	Unit	Natural gas (thousands of m3/day)	Gas oil (m3/day)	Fuel oil (tons/day)
Puerto combined cycle	CEPUCC11	1,720	1,821	-
Puerto combined cycle	CEPUCC12	1,720	1,821	-
Nuevo Puerto	NPUETV05	794	-	710
Nuevo Puerto	NPUETV06	1,610	-	1,445
Puerto Nuevo	PNUETV07	980	-	867
Puerto Nuevo	PNUETV08	1,337	-	1,174
Puerto Nuevo	PNUETV09	1,601	-	1,432
Subtotal Puerto Complex		9,763	3,643	5,628
Luján de Cuyo	LDCUCC25	1,418	-	-
Luján de Cuyo	LDCUTV11	447	-	411
Luján de Cuyo	LDCUTV12	457	-	409
Luján de Cuyo	LDCUTG22	282	286	-
Luján de Cuyo	LDCUTG23	70	68	-
Luján de Cuyo	LDCUTG24	70	68	-
Luján de Cuyo	LDCUTG26	203	198	-
Luján de Cuyo	LDCUTG27	203	198	-
Subtotal Luján de Cuyo plant		3,150	818	820
Brigadier López	BLOPTG01	1,758	1,811	0
Subtotal Brigadier López		1,758	1,811	0
Terminal 6	TER6CC11	1,665	1,720
Subtotal Terinal 6		1,665	1,720
Total Central Puerto		16,336	7,9928	6,449

Source: CAMMESA. Definitive Seasonal Programming February – April 2021

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

Water resources allow Piedra del Águila to generate an average of 4,586 GWh per year (based on historical operations between 1994 and 2020, exclusive of electric power generated for internal use). During this period, the maximum generation in a single year was 7,333GWh in 2006 and the lowest was 2,351GWh in 2016.

The following table shows the electric power generated by Piedra del Águila during the period 1994-2020:

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

Relationship with Provincial Governments. As members of the governing body of the Intergovernmental Basin Authority, the governments of Neuquén and Río Negro are involved in the regulatory oversight of the water resources used by Piedra del Águila. In accordance with the HPDA Concession Agreement and Section 43 of Law No. 15,336, we are required to pay a 12.00% royalty on the revenues derived from electric power generation. This royalty is distributed between the provinces of Neuquén and Río Negro in equal parts. The government of Neuquén owns a 4.13 % stake in us.

Electricity Generation from our Wind Generation Plants

As of the date of this annual report we operate seven wind farms: La Castellana I and II and Achiras, Manque, Los Olivos and La Genoveva I and II.

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

It has a total installed capacity of 22.8 MW, from 6 wind turbines, supplied from Vestas, of 3.8 MW each.

La Genoveva I Wind Farm

La Genoveva I is a wind farm operated by Vientos La Genoveva I S.A.U., a wholly-owned subsidiary of CP Renovables, in which we have a majority interest. The wind farm is located in the south of the province of Buenos Aires, near the town of Cabildo and 30 km to the northwest of the city of Bahía Blanca, and started its operations in November 2020.

It has a total installed capacity of 88.2 MW, from 21 wind turbines, supplied from Vestas, of 4.2 MW each.

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

In December 2004, we agreed to participate in the creation of the FONINVEMEM. We entered into an agreement on October 17, 2005, which stated that generators would receive (i) their receivables relating to sales of electric power from January 2004 through December 2006, amounting to US$157 million in our case, plus an interest rate of 360-day LIBOR plus 1.00% in 120 equal, consecutive monthly installments and (ii) their proportional equity interest in the generating companies formed for such projects, TJSM and TMB, which are in charge of managing the purchase of equipment, and of building, operating and maintaining each of the new power plants, and after ten years of operation would receive the property of these plants. The generation plants are not owned by TJSM and TMB but rather owned by two trusts, created by the Argentine Government, that receive revenue from the sale of electric power generated by the plants, among others, to repay the LVFVD receivables.

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

On July 13, 2007, we agreed to include 50.00% of our total receivables relating to the sale of electric power to CAMMESA from January through December 2007 in the FONINVEMEM arrangement, which totaled US$30.3 million. These receivables are also reimbursed in 120 equal, consecutive monthly installments starting from the commercial launch date of the plants, converted into U.S. dollars at the applicable exchange rate pursuant to the FONINVEMEM arrangement, with an interest rate of 360-day LIBOR plus 2.00%. We received no additional equity interest in TJSM and TMB as a result of the inclusion of these additional receivables in the FONINVEMEM arrangement.

After the commercial authorization was granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly payments of the receivables. As of December 31, 2020, there is no balance owed to us under the FONINVEMEM arrangement relating to the sale of electric power to CAMMESA from 2004 through 2007 During the year ended December 31, 2020, we received Ps. 0.3 billion As of December 31, 2020, we owned 30.8752% of TJSM and 30.9464% of TMB. The operating companies have a variable revenue (US$1.00 per MW generated) and a fixed revenue to compensate for their operating costs. In 2020, we received dividends from our equity interests in TJSM and TMB in the amount of Ps.74.7 million and Ps.60.4 million, respectively.

After 10 years of operation the termination of the PPAs of TJSM and TMB (which occurred on February 2, 2020 and January 7, 2020, respectively), we have collected the full amount of our receivables related with these two power plants. At such time, the term of the trusts expired and the Argentine Government, that financed part of the construction, it will be incorporated as a shareholder of TJSM and TMB. Consequently, our interests in TJSM and TMB will be significantly diluted. See “Item 3.D. Risk Factors—Risks Relating to Our Business—Our interests in TJSM, TMB and CVOSA will be significantly diluted.” Furthermore, each company is entitled to receive property rights to such power plants from the respective trusts currently holding such power plants.

From such dates, during the following 90-days, TJSM and TMB and their shareholders have to perform all the necessary acts to allow the Argentine Government to receive the corresponding shares in the equity stake of TJSM and TMB that their contributions entitle the Argentine Government to receive.

On January 3, 2020, the Argentine Government sent a notice to the Company (and to other generation companies that are shareholders of TJSM and TMB) stating that, in accordance with FONINVEMEN Agreement, TJSM and TMB should perform all necessary acts to incorporate the Argentine Government as shareholder of both companies, claiming, in each case, the following equity interest rights: 65.006% in TMB and 68.826% in TJSM.

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

In March 2020, the Company filed the Claim against the Argentine Government challenging their acts referred to above. Pursuant to this Claim, the position of the shareholders of TJSM and TMB is that the Argentine Government equity interest in each of the companies should be be lower but its incorporation as a shareholder in such companies is unchallenged.Therefore, even if we are successful with our Claim, our interests on TJSM and TMB will be significantly diluted. Further, TJSM and TMB invoked the restrictions imposed by the Argentine Government since March 20, 2020 to address the outbreak of COVID-19 as a force majeure event that made the above mentioned 90-day period impossible to comply with.

On May 4, 2020 and May 8, 2020, the extraordinary shareholders’ meetings of TMB and TJSM, respectively, approved the incorporation of the Argentine Government as shareholder of TJSM and TMB. In each of the extraordinary shareholders’ meetings, the approved equity interest that was approved was the equity interest that the Argentine Government claims that it is entitled to, which is: 65.006% in TMB and 68.826% in TJSM. In both shareholders’ meetings, Central Puerto (and other shareholders), made the corresponding reservation of rights to continue with the Claim, and expressly stated that the incorporation of the Argentine Government as a shareholder in TMB and TJSM was approved for the sole purpose of achieving the transfer of the trust assets -which includes, among others, the power plants- from the respective trusts to TJSM and TMB. The subscription of the Argentine Government´s shares in TMB and TJSM should be accepted by the Argentine Government.

On March 11, 2021, the Argentine Government has subscribed its shares and the equity of the shareholders of TJSM and TMB were diluted. In the case of our equity interest, from 30.8752% to 9,6269% in TJSM and from 30.9464% to 10,8312% in TMB.

Additionally, on January 7, 2020 and on January 9, 2020 the Company, together with the other shareholders of TJSM and TMB (as guarantors within the framework and the limits stated by the FONINVEMEM Agreement, the Note SE no. 1368/05 and the trust agreements), BICE, TJSM, TMB and the Energy Secretariat amended the TMB OMA, and the TJSM OMA, respectively. The amendments to the TMB OMA and TJSM OMA extended the agreements until each of the trust’s liquidation effective date.

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

After the CVOSA power plant became operational, in the case of receivables accrued between 2008 and September 2010, the amount due was converted into U.S. dollars at the exchange rate effective at the date of the CVO agreement (i.e., November 25, 2010), which was Ps.3.97 per U.S. dollar. Additionally, certain receivables that accrued after September 2010 and that were also included in the CVO Agreement, were converted into U.S. dollars at the exchange rate effective at the due date of each monthly sale transaction. The total estimated amount due to us under the Agreement for the LVFVD 2008-2011 is US$548 million (including VAT), plus the accrued interest after the CVO Commercial Approval. As a result of the conversion of the LVFVD into U.S. dollars detailed in the previous paragraph, we had a one-time gain, before income tax, of Ps.23.07 billion, measured in current unit as of December 31, 2020 (or Ps. 16.7 billion, expressed in nominal terms), which was recognized by us in the consolidated income statement for the year ended December 31, 2018. under “CVO receivables update”. Under the CVO Agreement, we are entitled to receive payment for the LVFVD 2008-2011 receivables in the form of 120 equal, consecutive monthly installments, starting from March 20, 2018, the date of commencement of commercial operations of the combined cycle plant, bearing interest at a nominal annual rate of 30-day LIBOR plus 5.00%. The U.S. denominated monthly payments under the CVO Agreement are payable in pesos, converted at the applicable exchange rate in place at the time of each monthly payment.

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

During 2020 and 2019, we collected Ps. 6.3 billion and 11.5 billion, respectively in CVO receivables, in each case measured in current amounts as of December 31, 2020

In accordance with the CVO agreements, after the first ten years of operation, ownership of the combined cycle plants will be transferred from the trust to the operating companies, and the operating companies will begin to receive revenues from the sale of electric power generated by the plants. At such time, since the Argentine government financed part of the construction, it will be incorporated as shareholder of CVOSA, and our interests in CVOSA will be significantly diluted. Although the effect of the potential dilution has also not yet been defined for the same reasons, the Argentine government’s stake in CVOSA will be at least 70% due to an agreement between the parties.

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

Our Customers

		For the year ended December 31,
Modality continuing operations	Main clients	2020
		(in thousands of Ps.)	percentage of revenues
Energía Base(1) (Resolution SRRyME 1/19; Res. SE No. 19/2017, SGE 70 and 95/2013, as amended)(2) (3)	CAMMESA	17,473,763	45.85%
RenovAr Program sales under contracts	CAMMESA	4,144,528	10.88%
Term market sales under contracts	CAMMESA, Compañía Mega S.A., IEASA	11,226,928	29.46%
(MATER sales under contracts	Cervecería y Maltería Quilmes (subsidiary of AB Inbev); San Miguel A.G.I.C.I y F.; Banco de Galicia y Buenos Aires S.A.; Minera Alumbrera Limited (subsidiary of Glencore in Argentina); Banco Supervielle S.A.	2,828,607	7.42%
Energía Plus sales under contracts	Pirelli Neumáticos S.A., Banco de Galicia y Buenos Aires S.A., PBBPolisur S.A., Metrive S.A., Pet Food Saladillo S.A., Banco Supervielle S.A.	195,725	0.51%
Steam sales	YPF	1,064,771	2.79%
Other	YPF	394,841	1.04%
Revenues from CVO thermal plant management	Fideicomiso Central Vuelta de Obligado	778,997	2.04%

(1)
From February 27, 2020, a new remuneration scheme for Energía Base applicable from February 1, 2020 came into force with Resolution 31/20. For further information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

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

Seasonality

Seasonality of Electricity Generation by Thermal Facilities

The following graphic breaks down our average thermal energy production from our continuing operations over the last four years on a month-by-month basis:
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

The following graphic breaks down our average hydroelectric energy production over the last four years on a month-by-month basis:

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

The following graphic shows the energy production of our wind farms on a month-by-month since inception and until December 2020:

Competition

The demand for electric power in Argentina is served by a variety of generation companies, both state-owned and private-owned. These companies pursue the right to supply generation capacity and electric power and to develop projects to serve the demand for electric power in Argentina. Some of our foreign competitors are substantially larger and have substantially greater resources than our company. Because of the significant gap between the demand and supply of electric power in Argentina, voluntary and forced blackouts at times of seasonal peak consumption have occurred. During 2018 (and particularly, on February 28, 2018, pursuant to CAMMESA’s records), there was a historic demand peak recorded totaling 26.3 GW, which was supplied by 24.6 GW of capacity domestically (out of a total installed capacity of 36.9 GW) without energy imports from neighboring countries.In 2020, 1,204 GWh of energy were imported, representing a 56% decrease in energy imports as compared to 2019.

Our primary competitors in the electric power generation market are the Enel group, AES Argentina Generación S.A. (an affiliate of the AES Corporation), Pampa Energía S.A, and YPF EE S.A.

Below we detail the installed capacity of the main private sector generators in Argentina, as of December 31 2020:

Company and subsidiaries	Power (MW)
Central Puerto	4,709(1)(2)
The AES Corporation	4,348(3)
Grupo Enel	4,015(4)(2)
Pampa Energía S.A.	4,774(5)
YPF EE	2,610(6)

Sources: (1) Based on the documentation officially declared to CAMMESA by Central Puerto for continuing operations (2) Based on company’s financial statements as of and for the year ended December 31, 2020 and data from CAMMESA. (3) Based on data form CAMMESA. Accounts for only assets located in Argentina, operated by any of the following subsidiaries: AES Argentina Generación S.A., AES Juramento S.A., AES Alicura S.A., AES Parana S.A. and Termoandes S.A. (4) Based on data from CAMMESA. Includes Enel Generación Costanera S.A., Enel Generación El Chocón S.A. and a 40.00% stake of Grupo Enel in Central Dock Sud S.A. (5) Based on company’s financial statements as of and for the year ended on December 31, 2019. (6) Based on data from CMMESA.

The following graphs break down the market share of electric power generation supplied by private sector companies in Argentina as of December 31, 2020, based on data published by CAMMESA:

 Source: CAMMESA

The following graphs break down total market share of electric power generation supply and the market share from thermal units (from both private and public sector generators) in Argentina as of December 31, 2020, based on data published by CAMMESA:

Source: CAMMESA

Source: CAMMESA

The following table shows the installed capacity in terms of MW assigned to each regulatory framework (Energía Base, Energía Plus, Resolution No. 220/07) for us and each of our main competitors as of December 31, 2020:

In MW	Energía Base (Res. 1/2019 and 1/2020)	Energía Plus (Res. 1281/06)	Power Purchase Agreements Under Res. 220/07	Power Purchase Agreements Under Res. 21/17	Power Purchase Agreements Under Res. 287/17	Term market for renewable energy (MATER)	RenovAr	Total
Central Puerto(1)	3.652	16	280	-	384	137	237	4.709
AES Argentina Group	3.049	416	-	-	-	120	180	3.765
ENEL Group	4.015	-	-	-	-	-	-	4.015
Pampa Energía S.A.(2)	3.294	113	479	305	381	101	100	4.774
YPF EE	1.435	-	284	381	289	222	-	2.610

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

Insurance

We carry commercial and personal insurance coverage for all power generation plants, placed at different geographical locations within Argentina. The following list includes all the insurance risk covered:

1.	Operational All Risks - Including Material Damage & Machinery Breakdown and Business Interruption (Loss of Profits)

This coverage protects against unexpected events due to a sudden or accidental cause, including weather, fire and natural disasters, that may damage property or fixed assets (Material Damage); and Mechanical and Electrical breakdown events that may cause sudden and unforeseen physical loss or damage to machinery (Machinery Breakdown) that is operational; any of which may damage our ability to generate power, including coverage for consequential Loss of Profits (Business Interruption) for a maximum period of 18 months.

2.	Commercial General Liability

This coverage protects against the claims from third parties arising out of bodily injury or death and property damage resulting from the insured activities including Premises, Operations, Products and/or Completed operations. The coverage limit is up to US$ 10,000,000 per occurrence.

3.	Commercial Excess Liability (CPSA only)

This coverage protects against the same risks described in the previous bullet point but covers “in excess” of the coverage limit of the underlying primary insurance for a combined limit (concurrent in all locations) of up to US$50,000,000.

4.	Port Operators Liability (CPSA only)

Covers CPSA´s liability to third parties for Personal Injury or Property Damage as a result of an occurrence or event in connection with day to day Port Operator Activities.

5.	Director and Officers Liability (CPSA only)

This policy covers individuals for claims made against them while serving on a board of directors and/or as an officer and it is payable to those directors and officers of a company, or to the organization(s) itself, as indemnification (or reimbursement) for losses or advancement of defense costs in the event an insured suffers such a loss as a result of a legal action brought for alleged wrongful acts in their capacity as directors and officers.

6.	Motor Vehicle + Mobile Equipment

CPSA and its subsidiaries carry cover for all its fleet vehicles as well as trucks and mobile equipment for daily operation. The coverage goes from basic third-party liability in mobile equipment to Comprehensive Coverage in some cars (theft, fire, hail, vandalism, property and vehicle damage).

7.	Worker´s Compensation

This coverage provides wage replacement and medical benefits to employees injured in the course of employment and/or while commuting to and from work.

8.	Compulsory Life Insurance

This coverage is provided by the employer and guarantees the payment of a death benefit to named beneficiaries upon the death of the insured (employee).

9.	Optional Term Life Insurance

This is an optional and additional coverage the employer pays over the basic Compulsory Life insurance in order to guarantee its employees the payment of 24 additional wages in case of death. This is part of an employee Benefits plan.

10.	Ocean & Inland Transit All Risks (floating policy)

Transit Coverage for an annual period during all stages of transit and delivery, whether marine, on the dock, by air or inland transportation from anywhere in the world to anywhere within the argentine territory and vice versa. Premiums are paid monthly at an Ex-Post basis.

11.	Commercial Business Combined

This is a tailored policy to cover specifically the offices and warehouses owned by CPSA in the city of Neuquén, Piedra del Águila Town and Piedra del Águila Hydroelectric Dam. This is a comprehensive business coverage in a single policy, bringing together a range of the covers: Employers’ liability, Public liability, Product liability, Legal expenses, material damage and theft, Goods in transit and others.

12.	Construction All Risks / Erection All Risks (CAR/EAR)

This is a non-standard policy that provides coverage for property damage and third-party injury or damage claims during construction projects. We carry this insurance every time we undertake a new construction.

13.	Compulsory Environmental Pollution Insurance

This coverage protects against third party personal injury; third party property losses; ecological damage and costs incurred in provision of emergency services and environmental clean-up.

We believe that the level of insurance and reinsurance coverage we maintain is reasonably adequate in the light of the risks we are exposed to and is comparable to the level of insurance and reinsurance coverage maintained by other similar companies doing business in the same industry.

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

In July 2019, TÜV Rheinland completed a series of ISO recertification audits and we got the following certificates:

Standard: ISO 14001:2015

Certificate Registr. No.: 01 10406 1629668

Certificate Holder: Central Puerto S.A. Av. Tomas Edison 2701 Ciudad Autónoma de Buenos Aires Argentina

Scope: Generation of electric energy from: hydraulic energy, termal energy (gaseous and liquid fuls), wind energy. Steam production.

Validity: The certificate es valid from 2019-07-13 until 2022-07-12

Including the locations:

No:	Name/Location	Scope
1	Central Planta Buenos Aires Av. Thomas Edison 2701Ciudad Autónoma de Buenos Aires	Generation of electric energy from: termal energy (gaseous and liquid fuls).
2	Central Mendoza Parque Industrial Provincial, Ruta 84 s/n, Lujan de Cuyo, Provincia de Mendoza	Generation of electric energy from: termal energy (gaseous and liquid fuls). Steam production.
3	Central Hidroeléctrica Piedra del ÁguilaRuta Nacional 237, Km 1450.58315 Piedra del ÁguilaProvincia de Neuquén	Generation of electric energy from: hydraulic energy
5	Parque Eólico Achiras, Lote 325, Parcela 1274 (Latitud 33° 12’ 44,23’’S, Longitud 65° 5’ 16,52’’O), Achiras, Córdoba – Argentina	Generation of electric energy from: wind energy.
6	Parque Eólico La Castellana, Camino rural a la altura de la RN 3, Km 712,5 (Latitud 38° 38’22,40’’ S, Longitud 62° 43’1,04’’ O), Villarino, Buenos Aires - Argentina	Generation of electric energy from: wind energy.
7	Central Puerto S.A. – Planta Brigadier López Ruta 11 Km 455 3017 Parque Industrial Sauce Viejo, Calle 8, Colectora Norte Santa Fe - Argentina	Generation of electric energy from: termal energy (gaseous and liquid fuls).
8	Parque Eólico La Castellana II Ruta 3 km 712,5 sobre camino vecinal, Villarino, Buenos Aires - Argentina.	Generation of electric energy from: wind energy.
9	Parque Eólico La Genoveva II Ruta 51 Km 705, Cabildo, Buenos Aires - Argentina	Generation of electric energy from: wind energy.
10	Parque Eólico Manque (Latitud 33°13'35.26"S; Longitud 65° 4'38.69"O), Achiras. Córdoba – Argentina	Generation of electric energy from: wind energy.
11	Parque Eólico Los Olivos (Latitud 33°13'50.34"S; Longitud 65° 2'59.94"O) Achiras. Córdoba - Argentina	Generation of electric energy from: wind energy.

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

In July 2019, TÜV Rheinland completed a series of ISO and OHSAS recertification audits and we got the following certificates:

Standard: ISO 9001:2015

Certificate Registr. No.: 01 10006 1629668

Certificate Holder: Central Puerto S.A. Av. Tomas Edison 2701 Ciudad Autónoma de Buenos Aires Argentina

Scope: Generation of electric energy from: hydraulic energy, termal energy (gaseous and liquid fuls), wind energy.

Validity: The certificate es valid from 2019-07-13 until 2022-07-12

Including the locations:

No:	Name/Location	Scope
1	Central Planta Buenos Aires Av. Thomas Edison 2701Ciudad Autónoma de Buenos Aires	Generation of electric energy from: termal energy (gaseous and liquid fuls).
2	Central Mendoza Parque Industrial Provincial, Ruta 84 s/n, Lujan de Cuyo, Provincia de Mendoza	Generation of electric energy from: termal energy (gaseous and liquid fuls).
3	Central Hidroeléctrica Piedra del ÁguilaRuta Nacional 237, Km 1450.58315 Piedra del ÁguilaProvincia de Neuquén	Generation of electric energy from: hydraulic energy
5	Parque Eólico Achiras, Lote 325, Parcela 1274 (Latitud 33° 12’ 44,23’’S, Longitud 65° 5’ 16,52’’O), Achiras, Córdoba – Argentina	Generation of electric energy from: wind energy.
6	Parque Eólico La Castellana, Camino rural a la altura de la RN 3, Km 712,5 (Latitud 38° 38’22,40’’ S, Longitud 62° 43’1,04’’ O), Villarino, Buenos Aires - Argentina	Generation of electric energy from: wind energy.
7	Central Puerto S.A. – Planta Brigadier López Ruta 11 Km 455 3017 Parque Industrial Sauce Viejo, Calle 8, Colectora Norte Santa Fe - Argentina	Generation of electric energy from: termal energy (gaseous and liquid fuls).
8	Parque Eólico La Castellana II Ruta 3 km 712,5 sobre camino vecinal, Villarino, Buenos Aires - Argentina.	Generation of electric energy from: wind energy.
9	Parque Eólico La Genoveva II Ruta 51 Km 705, Cabildo, Buenos Aires - Argentina	Generation of electric energy from: wind energy.
10	Parque Eólico Manque (Latitud 33°13'35.26"S; Longitud 65° 4'38.69"O), Achiras. Córdoba – Argentina	Generation of electric energy from: wind energy.
11	Parque Eólico Los Olivos (Latitud 33°13'50.34"S; Longitud 65° 2'59.94"O) Achiras. Córdoba - Argentina	Generation of electric energy from: wind energy.

Standard: BS OHSAS 18001:2007

Certificate Registr. No.: 01 11306 1629668

Certificate Holder: Central Puerto S.A. - Central Hidroeléctrica Piedra del Águila Ruta Nacional 237, Km 1450.5

8315 Piedra del Águila- Neuquén Argentina

Scope: Generation of electric energy from: hydraulic energy and termal energy (gaseous and liquid fuls.

Validity: The certificate es valid from 2019-07-143 until 2021-03-11

Including the locations:

No:	Name/Location	Scope
1	Central Hidroeléctrica Piedra del Águila Ruta Nacional 237, Km 1450.5 8315 Piedra del Águila Provincia de Neuquén	Generation of electric energy from: hydraulic energy
2	Central Puerto S.A. – Planta Brigadier López Ruta 11 Km 455 3017 Parque Industrial Sauce Viejo, Calle 8, Colectora Norte Santa Fe - Argentina	Generation of electric energy from: termal energy (gaseous and liquid fuls).

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

Certification body:

From 2019 through 2022: TÜV Rheinland

●	Wind Farms Achiras, La Castellana I, La Castellana II and La Genoveva II: Environmental Management System with ISO 14001/2004 certificate, Quality Management System with ISO 9001/2008 certificate.

∗	Certification body:

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

Section 6 of the Solidarity Law, authorizes the Executive branch to intervene the ENRE’s board for one year. In that context, the ENRE was intervened by virtue of Decree No. 277/2020 until December 31, 2020. By virtue of Decree No. 1,020/2020, the Executive branch established the begginig of the tariff revision negotiations (for transmission and distribution companies under federal jurisdiction) and extended the intervention of the ENRE for one more year or until the tariff revision process ends, whichever comes first. Likewise, on January 19, 2021, through Resolutions No. 16/2021 and 17/2021, the ENRE formally began the procedure for the temporary adjustment of tariffs of public energy transmission and distribution activities under federal jurisdiction, with the objective of establishing transitional tariffs, until a final renegotiation agreement is reached.

The Secretary of Energy

In addition to the ENRE, another of the main regulatory entities in Argentina is the Secretary of Energy. The S.E was transferred to the scope of the Minsitry of Economy from Ministry of Productive Development through Decree No. 732/2020. Its role is defined in Law No. 24,065 and Decree No. 50/2019. Pursuant to Decree No. 732/2020, its main duties are:

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

Pursuant to Law 22,520 as modified by Resolution 50/2019 and Decree 732/2020, this duties are now carried out by the Secretary of Energy, under the jurisdiction of the Ministry of Economy.

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

Since January 1, 2021, and as a result of the implementation of the “GasAr” Plan (Plan Gas IV), the Ministry of Energy established through Resolution 354/20 dated 12/1/2020, that those authorized Generators to carry out self-management of fuel in the MEM, and therefore not reached by resolutions 95/2013 and 529/2014, they may assign to CAMMESA the operational management of the gas volumes contracted with producers with gas volumes awarded in the Gas Plan IV and / or the gas transportation service / s contracted with Natural Gas carriers and / or Distribution companies, so that said contracts (volumes and transportation of natural gas) are assigned for their consumption in thermal generation in such a way to minimize the total costs of supplying the MEM

CAMMESA’s operating costs are funded by means of the mandatory contributions of all WEM participants.

On the other hand, the Ministry of Energy, through Resolution 354/20, established, among other things, that as long as the Plan “GasAr” (Plan Gas IV) remains in force, the Generators of the MEM will be able to adhere to the centralized dispatch, assigning to CAMMESA the contracts that they had with natural gas producers or transporters, in order for said contracts to be used by the Dispatch Agency (OED) based on the dispatch criteria.

Likewise, Res. 354/20 established that generating agents that have obligations to supply their own fuel under the framework of Resolution No. 287/2017, will have the option of canceling such obligations and the consequent recognition of their associated costs, having to preserve the maintenance of the respective transport capacity for the purposes of its management in the centralized dispatch, as long as CAMMESA determines the convenience of having it.

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

Structure of the Industry

Generation and the WEM

According to Law No. 24,065, electric power generation is classified as an activity of general interest associated with the provision of the public service of transmission and distribution of electric power, but conducted within the framework of a competitive market. As a result of the privatization and incorporation of new market players, the generation sector, even after a consolidation process that took place over the past few years, has a competitive structure with at least five major companies of similar size: (i) Central Puerto; (ii) Endesa Argentina S.A. (which includes Endesa Costanera S.A., Central Dock Sud S.A. and Hidroeléctrica el Colochón S.A.); (iii) Pampa Energía S.A. (which includes Central Térmica Güemes S.A., Central Térmica Loma la Lata S.A., Inversora Piedra Buena S.A., Inversora Diamante S.A., CTG and Inversora Nihuiles, and the plants formerly owned by Petrobras Argentina S.A., which were merged into Pamos Energía S.A.) and (iv) AES Argentina Generación S.A. (which includes Central Térmica San Nicolás S.A. and Hidroeléctrica Alicurá S.A.). In addition, a significant portion of the generation sector is controlled by state-owned and state-controlled companies (e.g., Yacyretá, Salto Grande, Atucha and Embalse and YPF) and other private sector generators (e.g., Orazul, Albanesi and Capex).

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

In April 2019, the Argentine Government announced that tariffs would not be increased for the rest of the year, suspending increases projected for May and August 2019. The Government absorbed the cost of such delays on tariffs updates. On February 22, 2021, Secretary of Energy issued Resolution 131, increasing by 89% the wholesale energy price purchased by Distribution companies for the supply of large customers.

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

Moreover, Decree No. 311/2020 established the prohibition for distribution companies (among other public services concessionaries) to suspend the relevant services to certain end users -considered more vulnerable- in the event of default or non-payment of up to seven (7) consecutive or alternate invoices. Such measure was later extended by Decree No. 756/2020 and On June 19, 2020, through Decree No. 543/2020, the tariff freeze decided through the Solidarity Law was further extended for 180 additional days from the expiration of the previous term.

On December 16, 2020, the Executive branch issued Decree No. 1020/2020, which establishes the beginning of the tariffs revision negotiations for gas and energy transmission and distribution companies under federal jurisdiction. Likewise, on January 19, 2021, through Resolutions No. 16/2021 and 17/2021, the ENRE formally began the procedure for the temporary adjustment of tariffs of energy transmission and distribution activities under federal jurisdiction, with the objective of establishing transitional tariffs, until a final renegotiation agreement is reached.

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

The FONINVEMEM reimburses the private sector contributors the amount of their contributed receivables in 120 equal, consecutive monthly installments starting from the commercial launch date of the plants, converted into U.S. dollars at the rate effective as of the date of the applicable agreement, with interest at the interest rate specified in the applicable agreement for each project. For further information, see “Item 4.B. Business Overview —FONINVEMEM and Similar Programs.”

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

The Promotion Regime also created the “Fondo Fiduciario para el Desarrollo de la Generación Distribuida de Energías Renovables” (“FODIS”), with the purpose of granting loans, incentive, guarantees, capital contributions and acquisition of other financial instruments, destined to the implementation of systems of distributed generation from renewable resources.

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

3.
establishes the FODER as a trust fund for which the Argentine Government serves as the trustor, Banco de Inversión y Comercio Exterior (BICE) serves as the trustee and the owners of the approved investment projects are the beneficiaries. The trust fund must allocate the trust assets to extend credit, make capital contributions and acquire all such other financial instruments as required for the execution and financing of eligible projects involving electric power generation from renewable sources; and

4.
establishes obligations for Large Users and large demand: clients of electric power distribution providers or distribution agents with capacity demand equal to or higher than 300 KW must meet gradual goals through self-generation or otherwise purchase such electric power from generators (directly or through electric power distributors or brokers or from the wholesale market operator CAMMESA), at a price which may not exceed an average of US$113/MWh until March 30, 2018, and thereafter at a price determined by Ministry of Energy and Mining. In this respect the Ministry of Energy and Mining by means of Resolution 281-E/2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies.

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

The Brigadier López Plant has a 280.50 MW Siemens gas turbine installed. It is expected that such gas turbines will be supplemented with a boiler and a steam turbine to complete the combined cycle, which will allow the Brigadier López Plant to generate 420 MW in the aggregate. The installation of all necessary items for the completion of the combined cycle have not been finalized as of the date of this annual report (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the project, or alter our plans for the expansion of our existing plant).

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

Under the terms of the trust agreement, the financial debt accrues interest at an annual rate equal to the greater of (i) LIBOR plus 5% or (ii) 6.25% and amortizes principal on a monthly basis. BICE Fideicomisos as the trustee, is in charge of the administration, and pays such debt, using for that purpose the proceeds from certain components of the sales of Brigadier Lopez power plant that were assigned to the Brigadier López Financial Trust Agreement and are paid monthly directly from CAMMESA to the Brigadier López Financial Trust Agreement. Additionally, there is a reserve account founded, for a total amount of two monthly debt services. In case of insolvency by the Brigadier López Financial Trust Agreement, creditors have no recourse against other assets of Central Puerto. As of March 25, 2021, there are 17 instalments remaining to amortize and the financial debt balance amounts to US$69.44 million.

Changes to the Electric Power Sector under the Fernández Administration

As of the date of this annual report, the following measures have been adopted in the electric power sector since the elected administration took office on December 10, 2019:

●	The Governmental Secretariat of Energy –under the jurisdiction of the former Ministry of Treasury- was reorganized as the Secretariat of Energy –within the scope of the Ministry of Economy

●	Tariff increases that were to be implemented pursuant to current regulations, were suspended.

●
By means of the Solidarity Law, tariffs applied by distribution and transmission companies under federal jurisdiction were frozen for 180 days, at the values in force as of the day in which the law came into force (December 21st, 2019).

●
The Executive branch was empowered to renegotiate tariffs effective as of December 21, 2019 with the aim of reducing the tariff burden placed on households, stores and industrial facilities for 2020 and said process was formally began by the ENRE.

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

●
Resolution Secretariat of Energy 354 of December 1, 2020. Through this resolution it was established, mainly among other things, that as from the validity of the “GasAr” Plan (Plan Gas IV), the MEM Generators will be able to adhere to the centralized dispatch, assigning to CAMMESA the operational management of the contracts that these have with producers awarded with gas volumes in the Plan Gas IV and / or with natural gas transporters and / or distributors, so that said contracts are used by the Dispatch Agency (OED) in order to minimize total costs supply criteria for the MEM dispatch criteria and for a given priority of dispatch of natural gas according to its origin (Natural Gas from Plan Gas IV natural gas imprinted from Bolivia by IEASA, LNG and the rest of natural gas in local basins outside the Plan Gas IV). In particular,Res. 354 also established that generating agents that have obligations to supply their own fuel within the framework of Resolution No. 287/2017, will have the option to nullify the aforementioned obligation, having to preserve the maintenance of the respective transport capacity for the purposes of its management in the centralized dispatch, as long as CAMMESA determines the convenience of having it.

For the details of this regulation see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

●On January 19, 2021, the ENRE initiated, with the enactment of Resolutions 16/2021 and 17/2021, the proceedings for the transitory adjustments of the tariffs of the public utilities of distrbution and transportation of energy, with the purpose of establishing a Transitional Tariff Regime, until a Final Renegotiation Agreement is reached.

● On January 21, 2021 the SE created through Resolution 40/2021 two regimes:

(i) a “Special Regime for the Regularization of Obligations” for the debts maintained with CAMMESA and/or with the WEM of the electricity distributors agents of the MEM, whether for energy consumption, power, interest and/or penalties, accumulated as of September 30, 2020;

(ii) a “Special Credits Regime” for those electricity distributors that, being WEM agents, do not register debt with CAMMESA and/or the WEM or are considered within reasonable values in relation to their level of transactions as of September 30, 2020;

● Both regimes will be implemented through the signing of particular “Actas Acuerdo” that will be signed between the electric power distributors agents of the WEM and its granting authority and/or control entity and the SE, where the treatment of the entirety of the comprised debt and the obligations to which the distributor will be subject.

● By means of Resolution No 53/2021, issued on March 3, 2021, the ENRE called for a public hearing to discuss the “Transition Tarff Regime” to be applied by EDENOR and EDESUR, all within the integral tariff revision process

● Later, on March 5, 2021, ENRE issued Resolution 58/2021.Through this Resolution, ENRE instructed EDENOR and EDESUR issue the invoices for the electricity distribution public service including only the amounts due for consumption in the invoiced period, and separately, inform debts originated or accrued during the mandatory quarantine (ASPO) and the social distancing measure (DISPO), without contemplating interests. It also ordered both distributors to refrain from suspending the supply of their services due to amounts owed up to February 28, 2021.

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

We submitted bids for Round 2 of the RenovAR Program on October 19, 2017 and, on November 29, 2017, we were awarded a wind energy project called, “La Genoveva I,” which will allow us to add an additional capacity of 86.6 MW to our portfolio and to continue to build a presence in the renewable energies sector. The original commitment for the COD for this plant was scheduled for May 2020. However, due to the effect of the COVID-19 crisis, we expect delays in the construction of this plant. For further information see “Item 3.D Risk Factors—Risk Relating to Our Business—The novel coronavirus could have an adverse effect on our business operations and financial conditions.”

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

On August 2, 2019, pursuant to Disposition SSERyEE 91/2019 the awarding of the PPAs was decided for a total of 259 MW

Pursuant to the RenovAR regulatory framework, we were awarded with 3 wind projects: La Castellana I in Round 1, Achiras in Round 1.5 and La Genoveva I in Round 2.0. The wind farm La Castellana I reached commercial operation date (COD), in August 2018, and Achiras reached commercial operation date on September 2018 while La Genoveva I on November 2020. The following table shows the main characteristics of each of the wind farms:

	La Castellana I	Achiras	La Genoveva I
Location	Province of Buenos Aires	Province of Córdoba	Province of Buenos Aires
Status	In operation	In operation	In operation
Commercial operation date / Expected commercial operation date	August 2018	September 2018	November 21, 2020
Awarded power capacity in the bidding process(1)	99 MW	48 MW	86.60MW
Current/Expected power capacity (1)	100.80 MW	48 MW	88.2 MW
Regulatory Framework	RenovAr 1.0	RenovAr 1.5	RenovAr 2.0
Awarded price per MWh	US$61.50	US$59.38	US$40.90
Contract length	20 years, starting from commercial operation	20 years, starting from commercial operation	20 years, starting from commercial operation
Power purchase agreement signing date	January 2017	May 2017	July 2018
Number of units	32 wind turbines	15 wind turbines	21 wind turbines
Wind turbine provider	Acciona Windpower—Nordex	Acciona Windpower—Nordex	Vestas

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

All remuneration prices are set in Argentine pesos with a monthly adjustment parameter, considering IPIM and IPC indices, according with the following formula:

where

“IPIM”: WPI, published by INDEC

“IPC”: CPI, published by INDEC

However, on April 8, 2020, the Secretary of Energy may have instructed CAMMESA to postpone until further notice the application of Annex VI, related to the price update mechanism described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”. Accordingly, CAMMESA did not not receive any further notice from Secretary of Energy, therefore update mechanism never took place.

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

Remuneration price “PrecPHMRT” is 37,500 Ps./MW, and is affected by seasonal factor FRPHMRT, as indicated in the following chart:

HMRT	FRPHMRT
	Summer	Autumn	Winter	Spring
HMRT-1	1.2	0.2	1.2	0.2
HMRT-2	0.6	–	0.6	–

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

HMRT Remuneration
Technology/Scale	PrecPOHMRT
Ps./MW-HMRT
Hydro >300 MW	25.700
Hydro >120 and <= 300 MW	32.500
Hydro > 50 and <= 120 MW	32.500
Renewable Hydro < 50 MW	32.500
Pump > 300 MW	32.500
Pump > 120 and <= 300 MW	32.500

Remuneration price “PrecPOHMRT”, is affected by seasonal factor FRPHMRT, as indicated in the following chart:

HMRT	FRPHMRT
	Summer	Autumn	Winter	Spring
HMRT-1	1.2	0.2	1.2	0.2
HMRT-2	0.6	–	0.6	–

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

The Previous Remuneration Schemes

Resolution SE No. 1/19

On February 28, 2019, the Secretary of Renewable Resources and Electric Market of the National Ministry of Economy issued the Resolution SRRyME No. 1/19. Resolution SRRyME No. 1/19 establishes that Authorized Generators are those who do not have contracts in the term market in any of its modalities.

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

On December 1, 2020, the Ministry of Energy issued Resolution No. 354/20, which implies a decision to the operational management of natural gas in the WEM as a result of the implementation of the Gas IV Plan or Plan "GasAr". This implies (i) establishing a priority for the dispatch of natural gas according to its origin (Natural gas from Plan Gas 4, natural gas imprinted from Bolivia by IEASA, LNG and the rest of natural gas in local basins outside the Plan Gas IV scheme), and (ii) that those Generators authorized to carry out self-management of fuel in the WEM, and therefore not reached by resolutions 95/2013 and 529/2014, may assign to CAMMESA the operational management of the volumes of gas contracted with producers with volumes of gas awarded in the Gas 4 Plan and the gas transportation service (s) contracted with carriers and / or Natural Gas Distributors, so that said contracts (volumes and transportation of natural gas) are assigned to its consumption in thermal generation in such a way as to minimize the total supply costs of the WEM. In this way, all the natural gas and the transportation and distribution service associated with the WEM will be managed operationally and optimized by CAMMESA.

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

For thermal units that report the DIGO and DIGOasig, the Price for Total Available Capacity = Base Price + Additional Price, where:

●	Base Price:

●	If DispReal ≥ DIGO, then Base Price was equal to (DispReal – DIGO) * kM * Minimum Capacity Price + DIGO * Base Capacity Price * kM.

●	If DispReal < DIGO, then Base Price was equal to the greater of (i) REM MIN or (ii) DispReal * Base Capacity Price * kM * DispReal/DIGO.

●	Additional Price (REM ADC):

●	If DispReal – DIGO ≥ DIGOasig, Additional Price was equal to DIGOasig * Additional Capacity Price * kM.

●	If DispReal – DIGO < DIGOasig, then Additional Price was equal to 0.

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

The formula defined a base percentage to be applied to the fixed costs remuneration, based on the following values:

Combined cycle units	June – July – August – December – January – February	March – April – May – September – October – November
A > 95.00%	110.00%	100.00%
85.00% < A ≤ 95.00%	105.00%	100.00%
75.00% < A ≤ 85.00%	85.00%	85.00%
A ≤ 75.00%	70.00%	70.00%

Steam turbine units	June – July – August – December – January – February	March – April – May – September – October – November
A > 90.00%	110.00%	100.00%
80.00% < A ≤ 90.00%	105.00%	100.00%
70.00% < A ≤ 80.00%	85.00%	85.00%

Combined cycle units	June – July – August – December – January – February	March – April – May – September – October – November
A ≤ 70.00%	70.00%	70.00%

Internal combustion motors	June – July – August – December – January – February	March – April –May – September – October – November
A > 90.00%	110.00%	100.00%
80.00% < A ≤ 90.00%	105.00%	100.00%
70.00% < A ≤ 80.00%	85.00%	85.00%
A ≤ 70.00%	70.00%	70.00%

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

Evolution of Supply and Demand in the Argentine Energy Sector Structure

Structural Characteristics of the Energy Sector

The evolution of the demand and the energy consumption in Argentina is correlated with the evolution of the GDP, which implies that the higher the economic growth, the higher the energy demand. For example, the historical growth of energy consumption was of 2.89% annually over the past 60 years, with an annual average of 2.0%% since 2002, although between 2002 and 2020 the economic growth rose to an average of 2.6%annually.

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

The structure of electric energy consumption in Argentina is strongly dependent on hydrocarbons, at approximately 61.36% in 2020, compared to 61.06% in 2019, 63.86% in 2018 and 64.87% in 2017.

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

●	54% of the energy supply is dependent on natural gas, which is higher than in most countries that have a large surplus production of natural gas.

●	Stagnation in the local energy supply since investments in recent years in the oil and gas sector have been insufficient to effectively increase domestic supply enough to satisfy the demand.

●
Enhanced demand due to the abnormally low prices of gas and electric power in the residential and commercial sectors during the 2012-2016 period, which caused the growth rate of residential energy consumption to be higher than the usual trend, which was partially reverted during the 2017-2019 period.

Structure of the Electric Power Supply in Argentina

The nominal installed capacity in Argentina was reported by CAMMESA to be 41,951 MW as of December 31, 2020. However, the operational electric power generation capacity effectively available at any given time could be estimated at around 32,274 MW as an average of 2020. Availability estimated by CAMMESA for thermal units is approximately 82% due to the lack of proper fuel supply, difficulties in achieving nominal efficiency and unavailability of several generating units under maintenance. Moreover, the generation supply depends heavily on liquid fuel use that diminishes capacity availability and there are certain transmission restrictions.

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

The following chart shows the demand for electric power in 2020 by customer type:

Source: CAMMESA

The following chart shows the evolution of the demand for electric power over the last several years:

Source: CAMMESA

The following chart shows the power demand from November 2006 to February 2020:

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

The chart below shows electricity demand by region for 2020:

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

Energy demand throughout the hours of each month grew in 2006, reflecting a sharp increase in industrial activity and mass consumption in the economy. Such demand declined due to restrictions on industrial power consumption in the winter of 2007, and the international crisis at the end of 2008 and early 2009. However, such decline in consumption reversed between mid-2011 and 2016 due to a growth in demand. Between 2016 and 2018, electricity demand remained stable, and decreased in 2019 due to a general decrease of the economic activity in Argentina.For 2020, electricity demand continued to decrease due to a decline in economic activity and the impact of COVID-19.

A direct annual analysis—as opposed to a twelve-month moving average, which is useful to show inertial trend changes (i.e., the underlying trend that includes only a few months and therefore better shows gradual changes to stability)—shows growth rates in energy demand during 2010 and early 2011, with an abrupt slowdown (including negative values) in 2012 and, after the winter of 2012, an increase in energy demand during 2013. In December 2013 and January 2014, there was exponential growth in demand by residential and commercial consumers due to the heat wave that hit the central region of Argentina during those periods. In December 2014, the demand growth trend was reversed with a sharp drop in demand with the return of normal temperatures. The demand for electric power in the residential sector resumed a high growth trend in 2015. In 2016, residential consumers demand increased 4.5%, despite moderate increases in rates to a small portion of consumers. During 2017, 2018, 2019 and 2020, residential demand decreased 2.03%, increased 1.99%, decreased 2.80%, and increased 8%, respectively, as compared to the same period the previous year, in the case of the decrease during 2019, due to a GRP drop of 2.20% in 2019 . In 2020, due to the Quarantine and other restrictive measures taken by the Argentine Government, citizens had to work remotely and thus staying at their houses for longer periods of time. Schools and universities were closed for most part of 2020. On the other hand, during 2020 there was no residential electricity tariff increase and services cuts due to non-payment was suspended, which may have contributed to residential users consuming more electricity.

During 2017, 2018, 2019 and 2020 total demand of electricity of WEM agents decreased 0.6%, increased 0.40%, decreased 3.1% and decreased 1.3%%, respectively, as compared to the same period the previous year, while the GDP increased 2.7%, decreased 2.5%, decreased 2.20% and decreased 9.9%, respectively.

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

In addition, on January 29, 2019 a new electric energy consumption record was reached with a total of 544.4 GWh consumed, but no restrictions on demand, as the ones mentioned above, were implemented.

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

Source: CAMMESA

The peak demand of power of February 8, 2018 was covered with a thermal supply of 17,023 MW, a hydroelectric supply of 8,335MW, nuclear supply of 912 MW, and renewable energy supply of 50 MW. The peak demand of energy of January 29, 2019 was covered with a thermal supply of 354 GWh, a hydroelectric supply of 157 GWh, a nuclear supply of 8 GWh, a renewable energy supply of 16 GWh, and an importation supply of 9,5 GWh.

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

This critical variable is central to the efforts made by CAMMESA and the generators to invest in the proper maintenance of the units. Although the unavailability factor over the long-term in the thermal plants in Argentina has historically been approximately 30%, it fell below 20% for a period in the early 2000s. In general, the unavailability factor of the hydroelectric plants in Argentina is not significant. The Yacyretá hydroplant capacity considers the available power for Argentina, 2,745 MW. The total capacity of Yacyretá is 3100 MW, achievable at maximum level and with the units at full capacity. In the nuclear sector, historical unavailability has been important because of the periodic maintenance that units have to go through. In particular, the Embalse nuclear plant commenced, starting in January 1, 2016, a two-year period in which it was not in operation. Additionally, the Atucha II nuclear plant, which was generating energy on a trial basis since 2015, received its commercial authorization during the first half of 2016, adding a nominal capacity of 745 MW to the SADI.

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

Fuel availability is a factor that contributes to technical unavailability. The costs and logistics for importing and supplying fuel oil, gas oil, and coal instead of natural gas are key to the future availability of thermal units, and will continue to be important if the current international conditions are maintained. Since 2007 the limited supply of natural gas in winter caused a large increase in consumption of fuel oil and gas oil, with record prices in the first half of 2008. Prices of liquid fuels decreased in 2009 due to the international crisis and then increased between 2010 and mid-2014 from the third quarter of 2014 until the first quarter of 2016, liquid fuel prices decreased sharply, with moderate increases after that (while remaining lower than the first half of 2014). Prices generally recovered through the years up to the first half of 2018, and since then have decreased. In the first quarter of 2020, there was a sudden drop in the prices due to COVID-19. Prices have been recovering since then, but have remained lower than the peak of 2018.

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

Anti-Money Laundering

Anti-Money Laundering and Terrorism Financing Regime

The concept of money laundering is generally used to denote transactions aimed at introducing funds from illicit activities into the institutional system and thus transform gains from illegal activities into assets of a seemingly legitimate source.

Terrorist financing is the act of providing funds for terrorist activities. This may involve funds raised from legitimate sources, such as personal donations and profits from businesses and charitable organizations, as well as from criminal sources, such as drug trade, weapons and other goods smuggling, fraud, kidnapping and extortion.

On April 13, 2000, the National Congress passed Law No. 25,246, (subsequently amended and complemented, (the “AML/ CFT Law”), which created at the national level the Anti- Money Laundering and Terrorism Financing Regime (“AML/CFT Regime”), criminalizing money laundering, creating and designating the UIF as the enforcement authority of the regime, and establishing the legal obligation for various public and private sector entities and professionals to provide information and cooperate with the UIF.

The UIF is a decentralized agency that operates with autonomy and financial independency under the Ministry of Economy, and its mission is to prevent and deter the crimes of money laundering and terrorist financing.

The following are certain provisions relating to the AML/CFT Regime established by the AML/ CFT Law and its amending and complementary provisions, including regulations issued by the UIF, and the CNV and the Central Bank. It is recommended that investors consult their own legal advisors and read the AML/ CFT Law and its complementary regulations.

Money laundering and terrorist financing in the Argentine Criminal Code

(a)       Money laundering

Section 303 of the Argentine Criminal Code (the “ACC”) defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, conceals or in any other way puts into circulation in the market, property derived from an unlawful act, with the possible consequence that the origin of the original property or the subordinate property acquires the appearance of a lawful origin, either in a single act or by the repetition of various acts linked to each other. Section 303 of the ACC establishes the following penalties:

(i)       If the amount of the operation exceeds Ps.300,000, imprisonment for a term of three (3) to ten (10) years and fines of two to ten times the amount of the operation shall be imposed. This penalty will be increased by one third of the maximum and half of the minimum, when:

(a)       the person performs the act on an habitual basis or as a member of an illicit association constituted for the continuous commission of acts of this nature;

(b)       the person is a public official who committed the act in the exercise or on the occasion of his/her functions. In this case, he/she shall also be subject to a penalty of special disqualification of three to ten years. The same penalty shall be imposed to anyone who has acted in the exercise of a profession or occupation requiring special qualification.

(ii)       Anyone who receives money or other property from a criminal offense for the purpose of applying them in an operation as described above, which gives them the possible appearance of a lawful origin, shall be punished with imprisonment for a term of six (6) months to three (3) years.

(iii)       If the value of the goods does not exceed Ps. 300,000, the penalty shall be imprisonment for a term of six months to three years.

(b)       Penalties for legal persons.

Furthermore, Section 304 of the ACC provides that when the criminal acts have been committed in the name of, or with the intervention of, or for the benefit of a legal person, the following sanctions shall be imposed to the entity jointly or alternatively:

(i)       fine of two (2) to ten (10) times the value of the property subject to the offense;

(ii)       total or partial suspension of activities, which in no case shall exceed ten (10) years;

(iii)       debarment for public tenders or bidding processes or any other State-related activities, which in no case shall exceed ten (10) years;

(iv)       dissolution and liquidation of the legal person when it was created for the sole purpose of committing the offense, or such acts constitute the main activity of the entity;

(v)       loss or suspension of any State benefit that it may have;

(vi)       publication of an extract of the condemnatory sentence at the expense of the legal entity.

In order to calibrate these sanctions, the Court will take into account the failure to comply with internal rules and procedures, the omission of vigilance over the activity of the authors and participants; the extent of the damage caused, the amount of money involved in the commission of the offense, the size, nature and economic capacity of the legal entity. In the cases in which it is essential to maintain the operational continuity of the entity, or of a public work, or particular service, the sanctions of suspension of activities or dissolution and liquidation of the legal person shall not be applicable.

(c)       Terrorism financing

Section 306 of the ACC criminalizes the financing of terrorism. This offense is committed by any person who directly or indirectly collects or provides property or money, with the intention of it being used, or in the knowledge that it will be used, in full or in part:

(i)       to finance the commission of acts which have the aim of terrorising the population or compelling national public authorities or foreign governments or agents of an international organisation to perform or refrain from performing an act (according to section 41.5 of the ACC);

(ii)       by an organisation committing or attempting to commit crimes for the purpose set out in (i);

(iii)       by an individual who commits, attempts to commit or participates in any way in the commission of offenses for the purpose set out in (i).

The penalty is imprisonment for a term of five (5) to fifteen (15) years and a fine of two (2) to ten (10) times the amount of the operation. Likewise, the same penalties shall apply to legal persons as described for the crime of money laundering.

Reporting Subjects obliged to inform and collaborate with the UIF

The AML/CFT Law, in line with international AML/CFT standards, not only designates the UIF as the agency in charge of preventing money laundering and terrorism financing, but also establishes certain obligations to various public and private sector entities and individuals, which are designated as Reporting Subjects (“Sujetos obligados”), which are legally bound to inform and collaborate with the UIF.

In accordance with the AML/ CFT Law and the regulations complementing it, the following persons, among others, are Reporting Subjects before the UIF:

(i)       banks, financial entities and insurance companies;

(ii)       exchange agencies and natural and legal persons authorized by the Central Bank to intervene in the purchase and sale of foreign currency with funds in cash or checks issued in foreign currency or through the use of debit or credit cards or in the transfer of funds within or outside the national territory;

(iii)       settlement and clearing agents, trading agents; natural and/or legal persons registered with the CNV acting in the placement of investment funds or other collective investment products authorized by such agency; crowdfunding companies, global investment advisors and the legal persons acting as financial trustees whose trust securities are authorized for public offering by the CNV, and the agents registered by the above mentioned controlling agency that intervene in the placement of negotiable securities issued within the framework of the above mentioned financial trusts;

(iv)       government organizations such as the Central Bank, the Federal Public Revenue Administration (“AFIP”, as per its acronym in Spanish), the Superintendence of Insurance of the Nation (“SSN”, as per its acronym in Spanish), the CNV and the IGJ; and

(v)       professionals in the area of economic sciences and notaries public.

The Reporting Subjects have the following duties:

(i)       obtaining from clients’ documents that indisputably prove their identity, legal status, domicile and other information, concerning their operations needed to accomplish the intended activity (know your customer policy);

(ii)       conduct due diligence procedure on their clients and report any suspicious operation or fact (which, in accordance with the usual practices of the area involved, as well as the experience and competence of the Reporting Subjects, are operations that are attempted or completed which were previously identified as unusual operations by the regulated entity, as well as any operation without economic or legal justification or of unusual or unjustified complexity, whether performed in isolated or repeated manner, regardless of the amount); and

(iii)       refraining from disclosing to the client or third parties the actions being conducted in compliance with the AML/ CFT Law. Within the framework of suspicious operation report analysis, Reporting Subjects shall not object disclosure to UIF of any information required from them alleging that such information is subject to banking, stock market or professional secrecy or confidentiality agreements of a legal or contractual nature.

Pursuant to Annex I of Resolution No. 154/2018 of the UIF (which establishes the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Control Agencies”(“Órganos de Contralor Específico”). In such capacity, they must collaborate with the UIF in the evaluation of compliance with AML/CFT procedures by the Reporting Subjects subject to their control. For these purposes, they are entitled to supervise, monitor and inspect these entities. Denial or obstruction of inspections by the Reporting Subjects may result in administrative penalties by the UIF and criminal penalties.

The Central Bank and the CNV must also comply with the AML/CFT regulations established by the UIF, including the reporting of suspicious transactions. In turn, Reporting Subjects regulated by these agencies are subject to UIF Resolutions No. 30/2017 and 21/2018, respectively. Such regulations provide guidelines that such entities shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of money laundering and financing of terrorism.

Essentially, the aforementioned regulations (the consolidated texts of which were subsequently approved by UIF Resolution No. 156/18), change the formal regulatory compliance approach to a risk-based approach (“RBA”), based on the revised recommendations issued by the Financial Action Task Force (the “FATF”) in 2012, in order to ensure that the implemented measures are proportional to the identified risks. Therefore, the Reporting Subjects shall identify and evaluate their risks and, based on this, adopt measures for the management and mitigation of such risks, in order to more effectively prevent money laundering and terrorist financing. Likewise, the provisions of UIF Resolution No. 4/17 established the possibility of conducting special due diligence procedures with respect to clients supervised abroad (formerly called “international investors”) and local clients who are Reporting Subjects to the UIF.

Asset Freezing Regime

Decree No. 918/2012 establishes the procedures for the freezing of assets linked to terrorism financing, and the creation and maintenance procedures (including the inclusion and removal of suspected persons) for registries created in accordance with the relevant United Nations Security Council’s resolutions.

Additionally, UIF Resolution No. 29/2013, regulates the implementation of Decree No. 918/2012 and establishes: (i) the procedure to report suspicious transactions of terrorism financing and the persons obligated to do so, and (ii) the administrative freezing of assets procedure on natural or legal persons or entities designated by the United Nations Security Council pursuant to Resolution 1267 (1999) and subsequent, or linked to criminal actions under Section 306 of the Argentine Criminal Code, both prior to the report issued pursuant to UIF Resolutions No. 121 and 229, and as mandated by the UIF after receiving such report.

In order to help the Reporting Subjects to fulfill these duties, Executive Decree No. 489/2019 created the Public Registry of Persons and Entities linked to acts of Terrorism and its Financing (RePET, for its acronym in Spanish), which is an official database that includes the consolidated list of the United Nations Security Council.

Politically Exposed Persons

Resolution No. 134/2018 of the UIF (amended by Resolutions No. 15/2019 and 128/2019), establishes the rules that Reporting Parties must follow regarding clients that are Politically Exposed Persons (PEPs).

Following the aforementioned RBA, Resolution 134/2018 establishes that Reporting Parties must determine the level of risk at the time of beginning or continuing the contractual relationship with a PEP, and must take due diligence measures, adequate and proportional to the associated risk and the operation or operations involved.

In addition, the UIF has issued the Guide for the management of risks of money laundering and financing of terrorism in relation to customers (and ultimate beneficiaries) that are PEPs, which sets up guidelines for Reporting Parties in order to comply with the Resolution No. 134/2018.

CNV Regulations

The CNV regulations stipulate, among other provisions, that the Reporting Subjects under its control shall only perform the operations provided for under the public offering system when these operations are performed or ordered by persons constituted, domiciled or resident in countries, domains, jurisdictions, territories or associated states not considered to be non-cooperative or high risk by the FATF.

Similarly, they establish the payment modalities and control procedures for the reception and delivery of funds from and to clients.

Central Bank Rules

Pursuant to Communication “A” 6399 of the Central Bank, as amended and supplemented, including without limitation, by Communication “A” 6709, Reporting Subjects must keep - for a period of 10 years - written records of the procedure applied in each case for the discontinuation of a client's operations. Among these records, they shall keep a copy of any notification sent to the customer requesting further information and/or documentation, the corresponding notices of receipt and the documents identifying the officials who took part in the decision, in accordance with the respective procedural manuals.

Tax Amnesty System

The voluntary system of declaration under the Tax Amnesty Lawand its Regulatory Decree No. 895/16 (jointly the “Tax Amnesty System”) established that the information voluntarily submitted under such system may be used for the investigation and punishment of the crimes of money laundering and financing of terrorism. For such purpose, the UIF has the power to communicate information to other public intelligence or investigation agencies, based on a previous resolution of the UIF’s President and provided that there are serious, precise and concordant indications of the commission of money laundering and/or terrorism financing crimes. Furthermore, the AFIP remains obliged to report to the UIF suspicious operations detected within the framework of the Tax Amnesty System and to provide it with all information required by it, not being able to oppose fiscal secrecy.

Corporate Criminal Liability Law

The Corporate Criminal Liability Law No. 27,401 sets forth a criminal liability regime applicable to legal entities involved in certain corruption offenses directly or indirectly committed in their name, on their behalf or in their interest and from which a benefit may arise. The individual offenders may be employees or third parties — even unauthorized third parties, provided that the company ratified the act, even tacitly.

For an extensive analysis of the money laundering regime in effect as of the date of this annual report, investors should consult legal counsel and read Title XIII, Book 2 of the Argentine Criminal Code and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For such purposes, interested parties may visit the websites of the Argentine Ministry of Economy, at www.argentina.gob.ar/economia, the Argentine Ministry of Justice and Human Rights, at www.infoleg.gob.ar, the UIF, at www.argentina.gob.ar/uif, the CNV, at www.argentina.gob.ar/cnv, or the Central Bank, at www.bcra.gov.ar. The information found on such websites is not a part of this annual report.

Item 4.C	Organizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

(1)
Percentages reflect our equity interests in the operating companies TJSM, TMB and CVO. After the plants have been operational for ten years, their ownership will be transferred to the operating companies. For further information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

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

For further information on our subsidiaries, see “Item 4.B. Business overview—Our Subsidiaries.”

Item 4.D	Property, plants and equipment

Property, Plant and Equipment

Most of our property, plant and equipment is intended to be used in the generation of electric power and 100.00% of it is located in Argentina.

We have no significant assets under capital lease or lease agreements.

The following table provides certain information regarding the operation of our power plants that we owned as of December 31, 2020:

Site	Plant	Unit	Installed capacity		Type	Fuel type (if any)
Puerto Complex			1,7447	MW
	Puerto Nuevo plant		589	MW
		PNUETV07	145	MW	Thermal	NG / FO
		PNUETV08	194	MW	Thermal	NG / FO
		PNUETV09	250	MW	Thermal	NG / FO
	Nuevo Puerto plant		360	MW
		NPUETV05	110	MW	Thermal	NG / FO
		NPUETV06	250	MW	Thermal	NG / FO
	Puerto combined cycle plant		798	MW
		CEPUCC GE	798	MW	Thermal	NG / GO
Piedra del Águila			1,440	MW
	Piedra del Águila plant		1,440	MW
		PAGUHI	1,440	MW	Hydroelectric
Luján de Cuyo				MW
	Luján de Cuyo plant			MW
		LDCUCC25	5	MW	Thermal	NG
		LDCUTG23	22.80	MW	Thermal	NG / GO
		LDCUTG24	22.80	MW	Thermal	NG / GO
		LDCUTV11	60	MW	Thermal	NG / FO
		LDCUTV12	60	MW	Thermal	NG / FO
		LDCUTG22	24.2	MW	Thermal	NG / GO
		LDCUTG26	47.25	MW	Thermal	NG / GO
		LDCUTG27	48.07	MW	Thermal	NG / GO
		LDCUHI	1	MW	Hydroelectric
Brigadier López			280.5	MW
	Brigadier López plant	BLOPTG01	280.5	MW	Thermal	NG / GO
Terminal 6	Terminal 6 plant	TER6TG01	291	MW	Thermal	NG/ GO
La Genoveva			130
	La Genoveva II wind farm		88.2
	La Genoveva II wind farm	GNV2EO	41.80	MW	Wind
La Castellana			116	MW	Wind
	La Castellana I wind farm	LCASEO	100.80	MW	Wind
	La Castellana II wind farm	LCA2EO	15.2	MW	Wind
Achiras			127,8	MW
	Achiras wind farm	ACHIEO	48	MW	Wind
	Manque wind farm	MANQEO	57	MW	Wind
	Los Olivos wind farm	OLIVEO	22.8	MW	Wind

Reference: NG: natural gas; FO: fuel oil; GO: gas oil

La Castellana I, La Castellana II, Achiras, Manque, Los Olivos, La Genoveva II and La Genoveva I wind farms are owned by CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Achiras S.A.U., CP Manque S.A.U., CP Los Olivos S.A.U, Vientos La Genoveva II S.A.U, and Vientos La Genoveva I S.A.U., respectively, the first five of which are fully owned subsidiaries of CP Renovables S.A. while the last two are a fully owned subsidiary of Central Puerto S.A. See “Item 4.B. Business Overview—Our Subsidiaries”.

We believe that all of our production facilities are in good operating condition. We believe that we have satisfactory title to our plants and that our facilities are in accordance with standards generally accepted in the electric power industry. As of December 31, 2020, the consolidated net book value of our property, plant and equipment was Ps.79.2 billion.

The following table lists the value of our property, plant and equipment as of December 31, 2020:

Main Item	As of December 31, 2020
(in thousands of Ps.)
Lands and buildings	8,352,907
Electric power facilities	28,767,973
Wind turbines	21,710,239
Gas turbines	1,038,135
Construction in progress	18,336,337
Others	981,104
Total	79,186,695

For information on our plants under construction, see “Item 5.A Operating Results—Expansion of Our Generating Capacity.”

Item 5.	Operating and Financial Review and Prospects

Item 5.A	Operating Results

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

	2016	2017	2018	2019	2020
Economic activity
Nominal GDP in current US$(1) (in millions of US$)	554,448	642,413	516,981	448,431	321.108
Real gross domestic investment(2) (pesos of 2004) (% change) as % of GDP	(3.78)%	9.30%	(3.39)%	14.04%	-3.47%
Price indexes and exchange rate information
INDEC CPI (% change)(3)	16.9%	24.8%	47.6%	53.8%	36.1%
Economic activity
Inflation (as measured by the City of Buenos Aires CPI) (% change)(4)	41.0%	26.1%	45.50%	50.60%	30.5%
Inflation (as measured by the Province of San Luis CPI) (% change)(4)	31.5%	24.3%	50.00%	57.60%	41.8%
Wholesale price index (WPI) (% change)	34.5%(5)	18.8%	73.50%	58.50%	35.4%
Nominal exchange rate(5) (in Ps./US$ at period end)	15.89	18.65	37.70	58.89	84.15

Sources: Ministry of Public Works of Argentina, Banco de la Nación Argentina and Instituto Nacional de Censos y Estadísticas (INDEC).

(1)
Calculations based on the nominal GDP in pesos as reported by INDEC in December 2018, divided by the average nominal Ps./US$ exchange rate for each period as reported by the Banco de la Nación Argentina.

(2)	Calculations for years 2016 through 2020 based on real gross domestic investment (pesos of 2004) and GDP as reported by INDEC in March 2021

(3)
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

(4)
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

(5)	Pesos to U.S. dollars exchange rate as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

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

In 2016, Argentina’s GDP decreased 2.1%, primarily as the result of (i) an increase of 5.8% in imports of goods and services rather than consumption of internal production and (ii) a decrease of 5.8% in gross investments. These factors were partially offset by an increase of 5.3% in exported goods and services.

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

During 2020 as compared to 2019, Argentina’s GDP decreased 9.9%, primarily as the result of a 13% decrease in capital goods investments, a 13.1% decrease in private sector consumption, and a 4.7% decrease in public consumption and a 17.7% decrease in exports and a 18.1% /decrease in imports.

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

In light of these uncertainties, the long-term evolution of the Argentine economy remains uncertain. The real GDP growth rate decreased in 2019, and the inflation rate was 53.83%. In 2020, the real GDP growth rate decreased, and the inflation rate was 36.1%.

During 2019, aggregate economic activity in Argentina was mainly affected by periods of volatility in the exchange rate and financial indicators, which increased after the primary elections held in August. After a modest economic recovery registered through the second quarter of the year, the financial turmoil in the third quarter generated a double dip in the activity. In general terms, most economic sectors were adversely affected by the general macroeconomic context to different degrees (with the exception of the agricultural sector that outperformed significantly). During 2020, aggregate economic activity in Argentina was mainly affected by COVID-19 and the quarantine measuares imposed causing a sharp drop in activity as many industries closed. In the third quarter of 2020 and due to a more flexible quarantine, aggregate economic activity started to recovered by with levels below the ones before que COVID-19 crisis.

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

Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. Such conditions remained during 2019 and 2020. See “Risks Relating to Argentina—As of July 1st, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries” and “—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected.”

Therefore, our financial statements as of and for the year ended December 31, 2020, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and unless otherwise stated, the financial information included elsewhere in this annual report, have been restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV.

Furthermore, as a consequence of the application of IAS 29, maintaining net monetary assets generates loss of purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent such loss. This loss is booked in the statement of comprehensive income.

Accordingly, we have recognized a gain regarding the effect of adjustment by inflation of Ps 1,159 million for 2020 and we have recognized a loss of Ps. 3,311 million and Ps.8,453 million in our financial statements for the years ended , 2019, and 2018, respectively. See Note 2.1.2 to our financial statements.

Law 27,468 also substituted the wholesale price index (“WPI”) for the CPI as the index to benchmark tax indexation and modified the standards for triggering the tax indexation procedure. In addition, Law 27,468 provides that during the first three years beginning on January 1, 2018, tax indexation will be required if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. The Solidarity Law amended the periods which the tax indexation should be allocated. According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019, shall be charged one sixth (1/6) in that fiscal year and the remaining five sixths (5/6), in equal parts, in the next five fiscal years. For 2020 and 2019, we recorded a net loss of Ps. 1,520 million and Ps. 505 million, respectively, in our Income Tax line item of our Statement of Income regarding the application of the above-mentioned tax inflation adjustment.

The Impact of COVID-19

On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Hence, several measures have been undertaken by the Argentine government and other governments around the globe; however, the virus continues to spread globally and, as of the date of these financial statements, it has affected more than 150 countries and territories around the world, including Argentina. To date, the outbreak of the novel coronavirus has caused significant social, operational, economic and market disruption. The prolonged restrictive measures, including policies limiting the efficiency and effectiveness of our operations such as home office policies, put in place in order to control the outbreak of COVID-19 has had, and may continue to have, a material and adverse effect on the our business operations. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects it may continue to have on the global political and economic conditions in the long term.

Additionally, how the disease will evolve in Argentina cannot be predicted, nor what additional restrictions the Argentine government may impose can be anticipated.

On March 19, 2020, President Alberto Fernández issued Decree No. 297/2020, establishing a Quarantine. The decree imposed a nation-wide mandatory lockdown, initially until March 31, 2020, whereby only exceptional and essential activities and internal travel are allowed, deployment of security forces for the enforcement of lockdown. The mandatory lockdown ordered by Decree No. 297/2020, was effective between March 20 and March 31, 2020, inclusive, that was subsequently extended on several occasions until November 9, 2020, the date on which the measure of DISPO took effect in most of the country, although certain urban agglomerates, departments and parties in some provinces were maintained under the preventive and mandatory social isolation, in both cases until November 29, 2020. The DISPO period was accompanied by a series of relaxations to the originally imposed limitations, such as the circulation without the need of an enabling certificate between the areas subject to the DISPO, the performance of economic, industrial, commercial or service activities, which have an operating protocol approved by the health authorities, and artistic and sporting activities under certain circumstances. As of the date of this annual report, different regions of Argentina have switched between the Quarantine and DISPO periods, depending on the epidemiological situation of each area. In addition, due to the worsening of the epidemiological situation in Argentina, as well as the large increase in the number of daily COVID-19 cases, the Executive Branch continues to tighten the measures required to tackle the rising in coronavirus cases.

On April 8, 2021, by means of the Decree No. 235/2020, the Argentine Government established new general prevention measures focused on mitigating the spread of COVID-19. The prevention measures will be in place until April 30, 2021, inclusive. By means of Article 11 of the Decree, the following activities were suspended throughout the national territory during the entire duration of the Decree: (i) group travel for various purposes, and (ii) activities and social gatherings in private homes of more than 10 persons. In addition, the decree established a series of sanitary parameters to define which districts and departments of Argentina will qualify as "places of epidemiological and sanitary risk" and the suspension of the following activities in those regions during the entire term of the decree: (i) activities and social meetings in private homes; (ii) activities and social gatherings in outdoor public spaces of more than 20 people; (iii) the practice of sports in closed places where more than 10 people participate or that do not allow maintaining the minimum distance of 2 meters between participants, with certain exceptions; (iv) activities of casinos, bingos, discotheques and party halls; and (v) gastronomic premises between 11:00 p.m. and 6:00 a.m. the following day. In addition, the Decree established a new traffic restriction between midnight and 6:00 a.m. the following day in those places with high epidemiological and sanitary risk. On the other hand, the same decree provided for the extension until April 30, 2021 inclusive of the border closure provided for by Decree No. 274/20 (as extended and supplemented). On April 14, 2021, new measures were announced for the Metropolitan Area of Buenos Aires, among them, the restriction of traffic between 8:00 p.m. and 6:00 a.m., the suspension of classes and of recreational, social, cultural, sports and religious activities carried out in closed places. In line with this, on April 16, 2021, Decree No. 241/21 was published in the Official Gazette which established, among other issues, (i) to extend the suspension of the duty of attendance at the workplace for the persons covered by the terms of Resolution No. 207/20, extended by Resolution No. 296/20, and amended by Resolution No. 60/21 of the Ministry of Labor, Employment and Social Security; (ii) to provide for the suspension of on-site classes and non-school on-site educational activities at all levels and in all its modalities in the agglomerate of the Metropolitan Area of Buenos Aires (AMBA), from April 19 to April 30, 2021, inclusive; (iii) to provide for the suspension, during the term of the referred decree, of commercial centers and shopping malls, all sports, recreational, social, cultural and religious activities carried out in closed environments, commercial premises, except for the exceptions set forth in Article 20 of the decree, between 7:00 p.m. and 6:00 a.m., and all other activities carried out in closed environments, commercial premises, except for the exceptions set forth in Article 20 of the decree, between 7:00 p.m. and 6:00 a.m., gastronomic premises (restaurants, bars, etc. ), between 7:00 p.m. and 6:00 a.m. the following day, except for home delivery and pick-up at the establishment in nearby premises, while between 6:00 a.m. and 7:00 p.m., gastronomic establishments may only serve their customers in outdoor spaces; (iv) to provide that the public urban and interurban passenger transportation service may only be used by persons involved in the activities, services and situations included in the terms of Article 11 of Decree No. 125/21; and (v) to establish the restriction to circulate from 8:00 p.m. to 6:00 a.m. of the following day in the agglomerate of the AMBA.

As an additional measure to contain the expansion of COVID-19, international travel (except for certain specific repatriation flights) was suspended for several months. As of the date of this annual report, reception of international flights from certain countries is restricted, in accordance with Administrative Decision No. 2252/20, extended by Administrative Decisions Nos. 2/21, 44/21, 155/21 and 219/21, which was also complemented by Administrative Decision No. 268/21, and Administrative Decision No. 342/21 until April 30, 2021.

Pursuant to Decree 297/2020, minimum shifts ensuring the operation and maintenance of electric energy generators were exempted from the Quarantine. Although operations personnel could continue their activities, under certain health and sanitary precautions, the rest of the personnel continued working remotely. Furthermore, on April 7, 2020, pursuant to Administrative Decision 468/2020 issued by the chief of staff, the construction of private sector energy infrastructure was included within the activities exempted from the ASPO.

We have identified the following items where this crisis has had, and may continue to have, an impact in the Company

Operations - Power generation

Reduction in the electric energy dispatched. Due to the Quarantine, most of the businesses in Argentina, especially in the industrial sector, have not been able to continue operating normally. According to information from CAMMESA, at the beginning of Quarantine the total electric energy demand had significantly declined. At the time, this reduction had an impact in our thermal energy generation, in particular our units with higher heat rate (less efficient).

Despite the fact that CAMMESA is paying its obligations, the reduced economic activity due to the Quarantine may also affect the cash flow of CAMMESA and our private clients and it may increase the delays in their payments and the risk of uncollectability of private clients.

Personnel safeguard.

The Quarantine may also affect the provision of essential supplies. Although the provision of the necessary supplies is also considered an essential activity under the enacted emergency framework and usually a stock of spare parts is kept as backup, the Company cannot assure that the provision of the necessary supplies will not be affected. Furthermore, the measures taken by foreign countries in which some of our supplies and spare parts are produced, may also affect our stock of spare parts. Any delay in the provision of essential equipment or supplies may affect the Company’s operations.

Projects under construction/development

COVID-19 outbreak has had an impact on the projects that were and are under construction. Therefore, there have been delays in the completion dates originally set.

Since the issuance of Administrative Decision 468/2020 abovementioned, the project construction activities were resumed. This required the implementation of health safety measures according to the requests established and recommended by health authorities. As a result, a procedure and a protocol were drafted, which must be complied with by the personnel, contractors and subcontractors.

Regarding wind farm La Genoveva, on February 21, 2020, Vestas Argentina S.A. notified the Company that the COVID-19 outbreak affected its manufacturing activities worldwide, causing delays on the supply chain for the delivery of certain Chinese-origin manufacturing components required for the completion of the wind turbines. In its communication, Vestas Argentina S.A. did not specify the specific impact this situation may have on the agreed upon schedule. However, based on that communication, delays on the project’s completion was reasonably expected. Therefore, the Company sent a notice to CAMMESA reporting the updates received from Vestas Argentina S.A., in accordance with the force majeure clauses of the Supply of Renewable Electrical Energy entered into with CAMMESA, in order to avoid potential penalties should the project suffer unexpected and unforeseen delays. On April 7, 2020, CAMMESA acknowledged receipt of that notice and asked for a report on the consequences that the force majeure events have had on the schedule of the project. The construction of the wind farm has been resumed on April 9, 2020. Since then, the Company has sent to CAMMESA several notices informing: the impact this force majeure event had on the project and the measures taken within the COVID-19 protocol abovementioned, reaffirming its request to abstain from imposing sanctions for the delays, and requesting to obtain an extension in the commercial operation date of the wind farm. The main events impacting on the project execution schedule were the following: i) delays in the international manufacturing and delivery, ii) delays in the manufacturing and/or supply of local equipment, components and parts, iii) restrictions on the transport of material and components, iv) restrictions on the working methods due to compliance with COVID-19 health protocols that reduce the productivity of processes and tasks, and v) the borders lockdown that prevent foreign specialists from entering to conduct assembly or installation processes and for the start-up. In this regard, on June 10, 2020, the Secretariat of Energy ordered CAMMESSA to temporarily suspend the calculation of the terms set forth for the projects that had not obtained the commercial authorization, among which wind farm La Genoveva is included, for a maximum postponement term of six months from March 12 to September 12, 2020. Therefore, the committed commercial authorization of the wind farm was extended until November 22, 2020. Finally, on November 21, 2020, the commercial authorization for the total capacity of the farm was granted.

The Quarantine also affected the construction of the Terminal 6-San Lorenzo thermal plant. After the Quarantine was lifted according to Administrative Decision 468/2020, construction was resumed on April 27, 2020. Additionally, as mentioned above, travel restrictions and national borders lockdown imposed by the government, among others, delayed the arrival of necessary personnel for the project, some of which were expected to arrive from countries affected by the outbreak. Therefore, the Company notified CAMMESA and the Energy Secretariat on the situation and requested: (i) the suspension of agreement terms as from March 20, 2020 and until the situation is normalized, and (ii) the non-application of sanctions for the case in which the Company cannot comply with the committed dates on the wholesale demand agreement entered into with CAMMESA, so as to avoid possible sanctions stemming from a delay in the completion of the project due to unforeseen and inevitable reasons. In this sense, on June 10, 2020, the Secretariat of Energy ordered CAMMESA to temporarily suspend the calculation of the terms set forth for those projects that had notobtained the commercial authorization, among which the cogeneration station Terminal 6 - San Lorenzo is included, for a maximum postponement term of six months from March 12 to September 12, 2020. Therefore, the committed commercial authorization of the thermal plant was extended until March 5, 2021. On July 15, 2020, the Company communicated the Secretariat of Energy, with copy to CAMMESA, that the temporary suspension of the terms is not sufficient to comply with the new terms under the wholesale demand agreement since the numerous measures adopted due to COVID-19 generated a strong slowdown in all the activities related to the work of the cogeneration unit Terminal 6 - San Lorenzo. Dated September 10, 2020, the Undersecretariat of Electrical Energy granted a new suspension of the terms for the commercial authorization of the projects between September 12, 2020 and November 25, 2020, being subject to certain requirements to be fulfilled before CAMMESA. The Company has requested, both CAMMESA and the Secretariat of Energy, the extension of the new commercial authorization of the project “Terminal 6 - San Lorenzo” until July 30, 2021. On November 21, 2020, the open cycle commercial operation started. As of the date of this annual report the necessary works for finishing the project are in course.

The effects of the COVID-19 crisis pose challenges to the beginning of works for closing of the combined cycle at the Brigadier López plant and the development of the El Puesto solar farm, delaying the start of construction of these projects, not only because of the restrictions to the construction mentioned above, but also due to lower energy demand and difficulties to obtain the necessary financing for projects in the current market situation.

In addition, the COVID-19 crisis may reduce the possibility of new projects that would enable the use of our gas turbines held in the suppliers´ facilities and in the facilities of our Nuevo Puerto power station.

Access to Capital Markets

Due to the outbreak of COVID-19, access to the capital and financial markets in Argentina and/or in foreign markets may also be substantially reduced. Although cash flow and liquidity is deemed sufficient to meet our working capital, debt service obligations and capital expenditure requirements, any further deterioration of the current economic situation may result in a deterioration of the Company´s finances, in a context of lack of access or substantial reduction of credit availability in the financial markets.

Natural gas distribution operating segment

Additionally, the Covid-19 pandemic crisis may also affect the natural gas distribution associate’s income (ECOGAS Group). Although such economic activity was exempt from the Quarantine, the economic downturn as a consequence of this measure is expected to reduce the volumes distributed to the clients. Moreover, some measures adopted by the Argentine government to mitigate the effects of the Covid-19 outbreak in the economy are also expected to affect ECOGAS Group financial performance. For example, the government has ruled a 180-day period, starting on March 1, 2020, where the suspension of the natural gas service is not permitted, upon certain circumstances and limited to certain users; that period was subsequently extended until December 31, 2020. Moreover, tariff increases remain suspended as of the date of this annual report.

We will continue taking all the available measures to mitigate the effects that the Covid-19 pandemic crisis has or may have on the operations, the projects undergoing and the Comapy’s financial position.

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

The devaluation of the peso with respect to the U.S. dollar totaled 21.86% in 2016, 17.36% in 2017, 102.16% in 2018, 58.86% in 2019 and 40.67% in 2020.

As of December 31, 2020, we did not have derivatives that met the requirements established by IFRS to be designated as an effective hedge for this particular risk. As of December 31, 2020, we had trade receivable, financial assets available-for-sale, financial assets at fair value through profit or loss, cash and short-term investments denominated in foreign currency totaling US$469.0 million, while at the same time we had liabilities denominated in foreign currency totaling US$611.6 million.

Any significant depreciation of the peso would result in an increase in the cost of servicing our debt and in the cost of imported supplies or equipment and, therefore, may have a material adverse effect on our results of operations. With respect to fuels used in connection with the energy we sell under the Energía Base (which represented around 45.86% of our energy sales in terms of output in 2020), the exposure to changes in fuel prices is not material since, under current applicable regulation, the fuel for the electric power sold under the Energía Base is required to be acquired from and supplied by CAMMESA, free of any cost to us; hence, it is not currently an integral part of the price charged by the generator.

The Argentine Government has taken measures to stabilize the foreign exchange situation, restrictions to the purchase of foreign currency, and in some cases, an additional tax. For further information, see “Item 10.D. Exchange Controls.”

Our Revenues

The following chart shows a breakdown of our revenues from continuing operations for the periods indicated:

	2020		2019		2018
	(in thousands of Ps.)	Percentage of revenues	(in thousands of Ps.)	Percentage of revenues	(in thousands of Ps.)	Percentage of revenues
Energía Base (Resolution SE No. 19/2017, SGE 70 and 95/2013, as amended)(1)	17,473,763	45.86%	37,273,808	76.14%	26,530,179	88.80%
Sales under contracts(2)	18,395,788	48.27%	10,007,294	20.44%	1,878,157	6.29%
Steam sales (3)	1,064,771	2.79%	591,732	1.21%	515,089	1.72%
Resale of gas transport and distribution capacity	394,841	1.04%	389,746	0.80%	406,058	1.36%
Revenues from CVO thermal plant management	778,997	2.04%	694,643	1.41%	546,244	1.83%
Total revenues from ordinary activities	38,108,160	100%	48,957,223	100%	29,875,727	100%
(1)
Includes (i) sales of energy and power to CAMMESA remunerated under Resolution No. 95, Resolution No. 19/2017, and Res. SE 1/2019, Res SE 31/2020 (ii) spot sales of energy and power to CAMMESA not remunerated under Resolution No. 95 (as amended), (iii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity and (iv) income related to Res. SEE 70/18. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine Government—The National Program.”

(2)
Includes (i) term market sales under contracts, (ii) energy sold under the Energía Plus, contracts under the MATER framework and (iii) RenovAr Program sales under contracts (for further information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”).

(3)	Includes steam sold under steam sale contract with YPF from the Luján de Cuyo Plant.

Beginning in February 2020, sales under contracts are regulated by Resolution 31/20. From February 2019 to January, 2020, sales under the Energía Base were regulated by Resolution SRRyME No. 1/19, from February 2017 to February 28, 2019, sales under the Energía Base were regulated by the Resolution SEE No. 19/17, which replaced Resolution SE No. 95/13, as modified by Resolution SE No. 529/14, Resolution SE No. 482/15 (the “Resolution No. 482”) and Resolution SEE No. 22/16, and denominated the relevant rates in U.S. dollars. In the year ended December 31, 2018, we sold over 97.68% of the electric power we generated and derived 88.80% of our revenues under the Energía Base. In the year ended December 31, 2019, we sold over 92.37% of the electric power we generated and derived 76.14% of our revenues under the Energía Base. In the year ended December 31, 2020, we sold over 85% of the electric power we generated and derived 45.85% of our revenues under the Energía Base. We also continue to sell a portion of electric power in the spot market under the regulatory framework established prior to the Energía Base. For further information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

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

The Energía Base

The Energía Base accounts for our largest source of revenue. Resolution SE No. 95/13, which was enacted in February 2013, changed the manner in which electric power was remunerated in the spot market and established the Energía Base. From February 2017 to February 28, 2019 (included), sales under the Energía Base were regulated by Resolution SEE No. 19/17. Since March 1, 2019, the Energía Base sales have been regulated by Resolution SRRyME No. 1/19. and finally, since February 2020 Energía Base Sales are regulated by Resolution SE No 31/20.

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

During 2020, Central Puerto purchased the necessary fuel (natural gas) for the operation of some of its thermal units, as shown below:

Month (of 2020)	m3	m3	m3
ene-20	18,088,392	-	-
feb-20	16,072,372	-	-
mar-20	14,878,904	1,347,914	-
abr-20	18,432,877	494,651	-
may-20	18,656,982	-	-
jun-20	17,998,719	-	-
jul-20	19,668,405	184,674	-
ago-20	19,373,108	2,087,863	-
sep-20	17,802,098	2,136,118	-
oct-20	15,576,045	2,181,899	41,589
nov-20	17,809,551	2,168,889	1,930,951
dic-20	18,302,991	2,079,354	-

Total 2020	212,660,444	12,681,362	1,972,540

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

Payments by CAMMESA to generators related to the sale of energy under the Energía Base during each month are due 42 days following the end of such month. As a result of delays in payments from distributors due to frozen tariffs, since 2012 we have seen a delay in the full payment for the monthly transactions by CAMMESA, which completes their monthly payment on average 68 days following the end of the relevant month, and on occasion as many as 101 days following the end of the month. However, from September 2016 to November 2017 CAMMESA has paid without delays, and since then, there were short periods in which CAMMESA experienced delays in paying. (for further information on the duration of these delays see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk”).

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

However, the Secretary of Energy instructed CAMMESA to postpone until further notice the application of Annex VI, related to the price update mechanism described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”. Accordingly, CAMMESA did not receive any further notice from Secretary of Energy, therefore update mechanism never took place. The postponement of the price update mechanism has resulted in a material adverse effect on our business and results of operations, as tariffs continued to be fixed in pesos while inflation, devaluation and operating cost have increased significantly.

For further information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme” and “—The Previous Remuneration Scheme.”

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

According to the abovementioned Resolution No. 240/2003, if CAMMESA has to impose restrictions on the electric power demand, the maximum applicable spot price of the electric power would be Ps.120 per MWh. Because most generators use other types of fuel, not just natural gas, the spot price they receive for the electric power sold, pursuant to the abovementioned regulations, usually does not cover the variable costs incurred in order to generate and supply electric power. To make up such difference, those generators are further compensated by a stabilization fund (“Stabilization Fund”), which was created to absorb the differences between the seasonal price and the spot price in the WEM. However, because of shortages in the Stabilization Fund, payments out of the fund for such compensation is subject to the application of the payment priorities set forth in Resolution No. 406/03 by the Secretary of Energy. For further information, see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine Government.”

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

Following the 2001-2002 economic crisis, demand for electric power in Argentina grew consistently each year driven by the economic recovery and frozen tariffs. During 2014, electric power demand grew 0.98% compared to 2013, from 125,239 GWh to 126,467 GWh. During 2015, electric power demand grew 4.45% compared to 2014, from 126,467 GWh to 132,110 GWh, while during 2016, electric power demand grew 0.65% to 132,970 GWh. A new 26,320 MW record of capacity load was registered on February 8, 2018, which was 3.7% above the peak for 2016.On January 29, 2019 there was a new record for energy demand for a business day of 544.4 GWh.

Electricity generation increased by 2.2% in 2020, from 131,246 GWh in 2019 to 134,171 GWh in 2020. Electricity generation decreased by 4.54% in 2019, from 137,482 GWh in 2018 to 131,246 GWh in 2019. Electricity generation increased by 0.75% in 2018, from 136,465 GWh in 2017 to 137,482 in 2018.

The chart below shows the supply of electric power in Argentina by source, including generation within Argentina from hydroelectric, thermal, nuclear, renewables, as well as electric power imported from neighboring countries (net of exports):

Source: CAMMESA.

The following chart shows the demand of energy for the year ended December 31, 2020:

Demand by region for year 2020	Total	Generation of Central Puerto plants(2)(3)
	Energy	Puerto Complex		Luján de Cuyo Plant		Brigadier López Plant		Terminal 6 Plant		Piedra del Águila Plant		La Castellana		La Castellana II		Achiras		Los Olivos		Manque		La Genoveva I		La Genoveva II
	Demand (1)	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%
Great Buenos Aires Area	48.385.733	6.796.036	14,0%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-
Litoral	15.344.771	-		-	-	70.533	0,5%	12.498	0,1%	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-
Province of Buenos Aires	14.474.361	-		-	-	-	-	-	-	-	-	437.246	3,0%	73.547	0,5%	-	-	-		-	-	98.995	0,7%	190.410	0,5%
Center	11.086.185	-		-	-	-	-	-	-	-	-	-	-	-	-	212.656	1,9%	87.423	0,8%	228.103	2,1%	-	-	-	-
Northwest	10.433.016	-		-	-	-	-	-	-	-	-	-	-	-		-		-		-	-	-	-	-	-
Northeast	9.604.816	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-
Cuyo	7.948.205	-		2.686.028	33,8%	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-
Patagonia	5.212.520	-		-	-	-	-	-	-	-		-	-	-	-	-	-	-		-	-	-	-	-	-
Comahue	4.816.402	-		-	-	-	-	-	-	3.435.186	71,3%	-	-	-	-	-	-	-		-	-	-	-	-	-

(1)	Demand data for 2020.

(2)	Generation data for 2020.

(3)	Generation by Central Puerto plants.

During 2020, thermal generation continued to be the main source of electricity supply, contributing 82,333 GWh (61.4%), followed by hydroelectric generation net of pumping, which contributed 29,093 GWh (21.7%), nuclear generation, which contributed 10,011 GWh (7.5%) and photovoltaic and wind generation, which contributed 12,734 GWh (9.5%). There were also imports to cover domestic demand, in the amount of 1,204 GWh (8.9% of the total energy supplied, 56% lower than in 2019) from Uruguay, Paraguay and Brazil, and exports to Brazil in the amount of 3,089Wh (1.083% higher than in 2019) and transmission losses in the amount of 4,392 GWh (1.08% lower than in 2019).

Hydroelectric generation in 2020 registered a 17.7% decrease when compared to 2019, mainly due to a decrease of water levels, while thermal generation registered an increase of 2.7% mainly due to lower domestic demand, and the introduction of new renewable energy units. Nuclear generation registered a 26.3% increase when compared to 2019, due to higher generation availability in 2020, as compared to 2019. In this sense, thermal generation continued to be the main source for the supply of electric power, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), as well as mineral coal, mainly during the winter months. Finally, renewable energy generation increased 63% as compared to 2019, mainly due to the introduction of new wind and solar farms.

During 2020, generation facilities increased their installed capacity from 39,704 MW in 2019 to 41,951 MW. This increase was caused mainly by the commencement of operations of new thermal and renewable energy units.

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

Resolution No. 136/16, issued by the Ministry of Energy and Mining and published in the Official Gazette on July 26, 2016, launched the public auction process for submitting bids for Round 1 of the RenovAR Program. On October 7, 2016, the Ministry of Energy and Mining finalized the auction process for the installation of new renewable energy units and, under Resolution No. 136/16, granted awards in the amount of 1,108.65 MW, with an average price of US$59.58, including one biomass project, 12 wind energy projects and four solar energy projects. Of these, we were awarded one wind energy project for 99 MW of generating capacity at the price of US$61.50 per MWh, as further explained below in “Expansion of Our Generating Capacity.”

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

Expansion of Our Generating Capacity

The chart below shows the evolution of our power generating capacity since 2016:

Source: Central Puerto

(1)	Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale.”

(2)	On June 14, 2019 we purchased the Brigadier López plant.

As of the date of this annual report, we have an aggregate installed capacity of 4,709 MW.

Currently, although power capacity is considered to be enough to supply the demand, there is a need for the incorporation of new efficient capacity in Argentina, from both conventional and renewable sources, in order to replace old inefficient units.

In recent years, we acquired 130 hectares of land in the north of the Province of Buenos Aires, in a convenient location for fuel delivery and future potential connection to power transmission lines. However, we cannot predict if or when the Argentine Government will open new auctions of new capacity and because of the competition among generation companies in these auction processes, we cannot predict whether we will be awarded the projects and whether we will be able to utilize these assets as intended.

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

We submitted a bid on September 25, 2017, and as a result, we were awarded one co-generation projects. The Terminal 6 San Lorenzo will represent the following potential sources of income: (i) electric power sales to CAMMESA through PPAs with a 15-year term which are priced in U.S. dollars; and (ii) steam sales pursuant to separate steam supply agreements, which are priced in U.S. dollars. We executed the PPAs with CAMMESA on January 4, 2018. We executed the steam supply agreements with T6 Industrial S.A. and YPF on December 27, 2017 and December 15, 2017, respectively.

Terminal 6 San Lorenzo
Location	San Lorenzo, Province of Santa Fe (within the Terminal 6 agroindustrial complex)
Committed Commercial operation date(1)	September 2020
Estimated total capital expenditure (excluding VAT)(2)	US$284 million
Awarded power capacity	330 MW (for the winter) 317 MW (for the summer)
Expected/current power capacity(2)	391 MW
Technical configuration	Co-generation system with one gas turbine and one steam turbine
Electric energy segment:
Awarded electric capacity price per MW of installed capacity	US$17,000 per month
Awarded generated energy price (without fuel cost recognition)	US$8.00 per MWh for natural gas operation and US$10.00 per MWh for gas oil operation
Contract length	15 years
PPA signing date	January 4, 2018
Steam segment:
Steam production capacity	350 tons per hour
Steam buyer	T6 Industrial S.A.
Contract length	15 years

(1)
The original commercial operation date (COD) committed with CAMMESA for Terminal 6 San Lorenzo wase May 22, 2020 On December 18, 2019, CAMMESA and the Company entered into an amendment to the Terminal 6 San Lorenzo PPA, establishing a New Committed COD, for September 1, 2020 (see more information in this section). Due to uncertainties mentioned in this annual report (see Item 3D. Risk Factors—Risks Relating to our Business Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants) we cannot estimate if the New Committed COD would be timely met. On March 27, 2020, we informed CAMMESA of this circumstance in order to avoid potential penalties should the project suffer unexpected and unforeseen delays.

(2)	As of December 31, 2020, the executed capital expenditures for the Terminal 6 San Lorenzo project was Ps. 18.48 billion, plus the applicable value added tax.

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

However, due to the outbreak of COVID-19, the COD of this plant may be further delayed. On November 21, 2020, the plant obtained partial commissioning of its gas turbine (269,5 MW) to operate with natural gas and sell energy under the spot market regulation (Res. 31/2020). (See Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants).

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

We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and/or estimates and the methods of their application. For further information on the accounting policies and the methods used in the preparation of the Audited Consolidated Financial Statements, see Note 2.2 to our Audited Consolidated Financial Statements.

Impairment of Property, Plant and Equipment and Intangible Assets

We assess at each reporting period-end whether there is an existing event or one that took place after the reporting period and provides additional evidence of conditions that existed at the end of the reporting period, indicates that an individual component or a group of property, plant and equipment and/or intangible assets with limited useful lives may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value less costs to sell, and the value-in-use. That amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, such assets are considered together as a cash-generating unit (“CGU”).

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

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used, including obtaining appraisals from valution specialits. These calculations are verified by valuation multiples, quoted values for similar assets on active markets and other available fair value indicators, if any.

We base our impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGU to which the individual assets are allocated. These detailed budgets and forecast calculations generally cover a five-year period. For longer periods, if applicable, a long-term growth rate may be calculated and applied to project future cash flows after the fifth year. Budgets and calculations related to Complejo Hidroeléctrico Piedra del Águila are limited to the term of the concession contract.

Impairment losses of continuing operations are recognized in a specific line of the consolidated statement of income.

In addition, for the assets for which an impairment loss had been booked, as of each reporting period-end, an assessment is made whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

Should there be such triggering event, the Company makes an estimate of the recoverable amount of the individual asset or of the cash generating unit, as the case may be.

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

We have identified as indicators of potential impairment of our property, plant and equipment and our intangible assets with limited useful life, the drop in the Company´s share price, the current economic uncertainties, the suspension of the spot market price update mechanism established by Resolution 31 and, regarding to the Company´s gas turbines, the uncertainty about new projects that would enable the use of the acquired turbines.

In order to measure the recoverability of its property, plant and equipment and its intangible assets with a limited useful life that present indicators of impairment, with the exception of the generating groups classified as “Turbines”, we estimated the value in use of such assets. As a result of the recoverability analysis, we determined that the net book value of the assets related to the segment of electric power generation from renewable sources and the assets related to the thermal power stations Puerto Nuevo and Nuevo Puerto, cogeneration unit Luján de Cuyo, cogeneration unit Terminal 6 San Lorenzo and hydroelectric power station Piedra del Águila, did not exceed their recoverable value as at December 31, 2020.

CGUs Thermal Station Brigadier López and Luján de Cuyo Combined Cycle Power Plant

We determined that the net book value of the assets related to Thermal Station Brigadier López exceeded its recoverable value by approximately 2,183 million. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2020 as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis to property, plant and equipment by approximately 1,584 million to "Electric power facilities", "Lands and buildings", "Construction in progress" and "Others" and to intangible assets by approximately 599.2 million. After recognizing this impairment, the net book value of property, plant and equipment and intangible assets related to Thermal Station Brigadier López amounted to approximately 9,244.6 million and 3,496.9 million, respectively.

In addition, we determined that the net book value of the assets related to the Luján de Cuyo Combined Cycle Power Plant exceeded its recoverable value by approximately 332.8 million. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2020 as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis to “Electric power facilities”, “Lands and buildings” and “Others”. After recognizing such impairment, the net book value of property, plant and equipment of Luján de Cuyo Combined Cycle Power Plant is approximately 2,382.7 million.

The Company estimated the recoverable value considering probability weighted scenarios in relation with the evolution of prices for energy and power, the completion date of the Thermal Station Brigadier López cycle closing and the macroeconomic variables regarding exchange rate and inflation. This approach required preparing scenarios with different estimations of the expected cash flows considering such variables and assigning occurrence probabilities, based on our experience and expectations about the outcome of the uncertainties involved.

Key assumptions to estimate the value in use are the following:

Gross margin: the margin has been determined for the budgeted period (5 years) based on the energy prices included in Resolution 31 and applicable energy supply signed agreements, whereas the cost of sale was determined based on the costs incurred in the past. The most relevant cost was the plant maintenance, which was estimated with the provisions from the agreements in force with the supplier Siemens S.A. No growth rates were considered after the budgeted period, pursuant to IAS 36.

Discount rate: it represents the current market assessment of the specific risks of the Company, taking into consideration the time-value of money. Discount rate calculation is based on the circumstances of the market participants and it is derived from the weighted average cost of capital (WACC). The WACC rate takes into consideration both debt and equity. The cost of equity is derived from the expected return on investment by market participant investors, whereas the cost of debt is based on the conditions of the debt which market participants could access to. The specific risks of the operational segment are incorporated by applying individual beta factors, which are annually assessed from the available public information of the market.

The post-tax discount rates used for determining the value in use as of December 31, 2020 and 2019 were 13.4% and 12.3%, respectively, for the year 2021 and 2020 cashflows, and 13.7% and 12.6%, respectively, for the following years cashflows.

Any increase in the discount rate would result in an additional impairment loss.

Macroeconomic variables: estimated inflation and devaluation rates, as well as exchange rates, were obtained from external sources, which are well known consulting firms dedicated to the local and global economic analysis, widely experienced in the market. An increase in inflation rates over devaluation rates, regarding the variables considered for the determination of the value in use, would result in an additional impairment loss.

Turbines

We assessed the recoverability of our turbines as individual assets as at December 31, 2020, and determined that the net book value of the generating group General Electric, which is stored in the facilities of Nuevo Puerto power station, and the two generating groups Siemens, which are stored in the supplier’s facilities, exceeded their recoverable value by approximately 1,500.2 million. In order to determine the recoverable value of such generating groups, we considered the fair value less costs of sale approach, basing the estimation on a purchase offer received under the framework of negotiations for the sale of the generation groups Siemens, considering that such offer represented the fair value of the turbines, while in the case of the generating group General Electric the fair value less costs of sale estimation was based in the valuation performed by a hired independent specialist, adding an estimation of the necessary costs for the sale of the asset in the international market, pursuant to the customs and tax regulations in force and considering the history of operations of purchase and sale of similar assets.

The value determined for the turbines is a fair value hierarchy Level 3, using the market approach technique. The fair value of the turbines is sensitive to the following key assumptions: the reference values of transactions which involve similar gas turbines, considering the value per kW of power at the date of the valuation, of comparable equipment, taking into account technical variables, brand and model, geographic location, preservation status, use, year of origin, among others.

The impairment loss related to the above-mentioned turbines was recognized as “Impairment of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2020. After the impairment, the net book value of the General Electric and Siemens generation groups amounts to approximately 1,038.1 million and 2,359.5 million, respectively.

As of December 31, 2020, the Siemens generation groups were classified as property, plant and equipment available for sale, since the conditions described in Note 2.2.19 of the financial statements for the year ended December 31, 2020 were fulfilled as of that date.

Turbines, Thermal Station Brigadier López and Luján de Cuyo Combined Cycle Power Plant belong to the electric power generation from conventional sources operating segment.

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2020, we have applied for the first time certain new and/or amended standards and interpretations as issued by the IASB. A brief description of the new and/or amended standards and interpretations adopted by us and their impact on these consolidated financial statements, are presented below.

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

Since amendments are applied prospectively to the transactions or other events that occur on the date of the first application or later, the Company has not been affected by these amendments on the transition date.

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

The amendment to the definition of material did not have a significant impact on the consolidated financial statements of the Company.

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

Classification of debts as current and non-current (amendment to IAS 1)

On January 23, 2020, the IASB issued an amendment to IAS 1 - Presentation of financial statements that affects the classification of debts as current and non-current. The amendments affect the requirements of IAS 1 for debt presentations.

Specifically, it clarifies the criteria for the classification of debt as non-current. The application date of the amendment was fixed for the periods commenced as from January 1, 2023, with retroactive application. We are assessing the impact of these modifications in the presentation of debts.

IAS 16 - Property, plant and equipment (“PP&E”) - Proceeds before intended use

In May 2020, the IASB issued an amendment to IAS 16, which prohibits entities from deducting from the cost of PP&E the proceeds from the sale of elements produced while such asset is brought to working conditions for its intended use. On the contrary, the entity will recognize the proceeds for the sale of such items, as their production costs, in the income for the period.

Such amendment will enter into force for the annual periods commencing as from January 1, 2022 and must be applied retrospectively to PP&E items available for their use as from the commencement of the first period presented when the Company applies the modification for the first time.

These amendments are not expected to have a significant impact on the Company.

NIC 37: “Onerous contracts: Cost of fulfilling a contract”

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity must include when assessing whether a contract is onerous.

The amendments clarify the meaning of “costs to fulfill a contract”. Costs which are directly related to a contract of goods or services supply include both the incremental costs and the costs allocation directly related to the contract activities.

Amendments are effective for the annual periods commencing as from January 1, 2022.

These modifications are not expected to have a significant impact on the Company.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The U.K. Financial Conduct Authority (FCA), which is the competent authority for the regulation of benchmarks in the UK, advocated a transition away from reliance on London Interbank Offered Rate (“LIBOR”) to alternative reference rates and stated that it would no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). The FCA Announcement formed part of ongoing global efforts to reform LIBOR and other major interest rate benchmarks. At this time, the nature and overall timeframe of the transition away from LIBOR is uncertain and no consensus exists as to what rate or rates may become accepted alternatives to LIBOR.

In this sense, the IFRS amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

The amendments include the following practical expedients:

• A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

• Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

• Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

As of December 31, 2020, we had trade receivables under the CVO Agreement, mentioned in Note 1.2.a to the accompanying consolidated financial statements, and outstanding loans with maturity dates after 2021, which were indexed to the LIBOR.

These amendments are effective for annual periods beginning on or after 1 January 2021 and early application is permitted. As of the date of this financial statements, the Group is evaluating the future potential impact of these amendments.

Results of Operations for the Years Ended December 31, 2020, 2019 and 2018

We discuss below: (i) our results of operations for the year ended December 31, 2020 as compared with our results of operations for the year ended December 31, 2019; and (ii) our results of operations for the year ended December 31, 2019 as compared with our results of operations for the year ended December 31, 2018.

On February 8, 2018, we transferred the La Plata plant to YPF EE, with an effective date as of January 5, 2018. Consequently, we present its respective results for the year ended December 31, 2018, as discontinued operations. See “Item 4.A. History and development of the Company—La Plata Plant Sale.”

	Year ended December 31,			Change December 31,
	2020	2019	2018	2020/2019	2019/2018
	(in thousands of Ps.)			(in percentages)
Revenues	38,108,160	48,957,223	29,875,727	(22.16%)	63.87%
Cost of sales	(16,815,404)	(25,807,727)	(13,584,983)	(34.84%)	89.97%
Gross income	21,292,756	23,149,496	16,290,744	(8.02%)	42,10%
Administrative and selling expenses	(2,972,603)	(3,585,133)	(2,909,663)	(17.09%)	23.21%
Impairment of property, plant and equipment and intangible assets	(4,016,305)	(5,996,233)	-	(33.02%)	-
Other operating income	14,098,495	24,986,160	27,692,377	(43.57%)	(9.77%)
Other operating expenses	(457,084)	(368,606)	(278,290)	24.00%	32.45%
CVO receivables update	-	-	23,072,749	N/A	(100.00%)
Operating income	27,945,259	38,185,684	63,867,917	(26.82%)	(40.21%)
Loss on net monetary position	1,159,246	(3,310,603)	(8,452,938)	(135.02%)	(60.83%)
Finance income	5,159,795	4,902,024	4,775,371	5.26%	2.65%
Finance expenses	(22,297,137)	(21,680,208)	(13,195,831)	2.85%	64.30%
Share of the profit of associates	108,750	1,515,649	2,249,648	(92.82%)	(32.63%)
Income before income tax fromcontinuing operations	12,075,913	19,612,546	49,244,167	(38.43%)	(60.17%)
Income tax for the year	(5,117,975)	(7,821,606)	(13,831,383)	(34.57%)	(43.45%)
Net income for the year from continuing operations	6,957,938	11,790,940	35,412,784	(40.99%)	(66.70%)
Discontinued operations
Income after tax for the year from discontinued operations	-	-	578,393	N/A	N/A
Net income for the year	6,957,938	11,790,940	35,991,177	(40.99%)	(67.24%)

Revenues from continuing operations

	Year ended December 31,			Change December 31,
	2020	2019	2018	2020/2019	2019/2018
	(in thousands of Ps.)			(in percentages)
Energía Base (1)	17,473,763	37,273,808	26,530,179	(53.12%)	40.50%
Sales under contracts(2)	18,395,788	10,007,294	1,878,157	83.82%	432.83%
Steam sales(3)	1,064,771	591,732	515,089	79.94%	14.88%
Resale of gas transport and distribution capacity	394,841	389,746	406,058	1.31%	(4.02%)
Revenues from CVO thermal plant management	778,997	694,643	546,244	12.14%	27.17%
Total revenues from ordinary activities	38,108,160	48,957,223	29,875,727	(22.16%)	63.87%

(1)
Includes (i) sales of energy and power to CAMMESA remunerated under Resolution No. 95, Resolution No. 19/2017, Res. SE 1/2019 and Res.SE 31/2020 (ii) spot sales of energy and power to CAMMESA not remunerated under Resolution No. 95 (as amended), (iii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity and (iv) income under Res. SEE 70/18 (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Schemes—Resolution SEE 70/18—Option to purchase fuel for units under Energía Base Regulatory Framework.”).

(2)
Includes (i) term market sales under contracts and, (ii) energy sold under the Energía Plus, (iii ) contracts under the MATER framework and (iv) RenovAr Program sales under contracts (for further information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”) (for further information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”).

(3)	Includes steam sold under steam sale contract with YPF from the Luján de Cuyo Plant.

2020 Compared to 2019

Revenues from continuing operations in 2020 totaled Ps.38.11 billion, a 22.16% decrease from Ps. 48.96 billion in 2019. This decrease was primarily attributable to:

1.
the abrogation of Resolution No. 70/2018 mentioned above, on December 30, 2019, which resulted on fuel remuneration for units under Energía Base regulatory framework (and other related concepts) amounting to Ps. 1.3 billion during 2020, compared to Ps. 14.9 billion in 2019 (when Res. 70/18 was in force). Also, revenues were negatively impacted by a price reduction due to Res. 31/2020.

Excluding fuel remuneration, revenues for 2020 would have been Ps. 36.8 billion, an 8% increase compared to Ps. 34.1 billion of 2019. This increase was mainly due to:

1.
An 83.82% increase in sales under contracts, which amounted to Ps. 18.4 billion during the 2020, as compared to Ps. 10 billion in 2019, mainly due to the operation during the full period of La Castellana II (15.2 MW), La Genoveva II (41.8 MW) wind farms that commenced their commercial operations during the 3Q2019, and Manque (57 MW), Los Olivos (22.8 MW) and La Genoveva I (88.2 MW), which started operations during December 2019 (partially), February, and November 2020, respectively. Also due to Brigadier Lopez and Lujan de Cuyo’s COD.

2.	An 79.94% increase in the steam sales, mainly due to the new Luján de Cuyo cogeneration unit, which totaled Ps. 1.1 billion in 2020, compared to Ps. 0.6 billion of 2019.

3.
This increase was partially offset by a decrease in spot sales/Energía Base (Revenues from Resolution 1, Resolution 31, Resolution 19, SGE Resolution 70/2018 and amendments) which, without considering the remuneration associated to the self-procured fuel under Res. 70/18 mentioned above, were Ps. 16.2 billion in 2020 as compared to Ps. 22.4 billion in 2019, mainly due to the a decrease in prices for units under the Energía Base Regulatory framework established by Res. 31/2020, in force since February 1, 2020, and the suspension of Annex VI of such resolution (monthly price adjustment procedure) instructed by the Secretariat of Energy to CAMMESA on April 8, 2020.

4.
To a lesser extent, spot sales/Energía Base were also affected by (i) a decrease in machine availability for thermal units which was 89% during 2020, compared to 93% in 2019, mainly due to a significative failure in the main transformer of the Siemens branded combined cycle which returned to service on July 16, 2020, some steam turbines from Lujan de Cuyo operated most of the year with power limitation and certain failures in the combined cycle of Puerto’s complex during June and October 2020, and the unavailability for some of the steam turbines of the Puerto, (ii) a 12% decrease in energy generation form the hydro plant Piedra del Águila due to lower waterflow in the Limay and Collón Curá rivers.

2019 Compared to 2018

Revenues from continuing operations in 2019 totaled Ps. 48.96 billion, a 63.87 % increase from Ps. 29.88 billion in 2018. This increase was primarily attributable to:

1. A 40.50% increase in our revenues from electric power sold under Energía Base, which amounted to Ps. 37.27  billion during the year ended December 31, 2019, compared to Ps. 26.53  billion during the year ended December 31, 2018, mainly explained by (i) an increase in the exchange rate for 2019 higher than the inflation for the period, which impacted directly on tariffs set in U.S. dollars, in terms of Argentine pesos current at the end of the reporting period. As a reference, during 2019, the foreign exchange rate increased 58.86 % and the inflation rate was 53.83%, while during 2018 the foreign exchange rate increased 102.2% and the inflation rate was 47.64%, (ii)  an increase in fuel remuneration for units under Energía Base regulatory framework (and other related concepts), which amounted to Ps. 14.88 billion during the year ended December 31, 2019 (see “Item 5.A.—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base”), compared to Ps. 4.07 billion during the year ended December 31, 2018. The increase in our revenues from electric power sold under Energía Base was partially offset by the tariff decrease established by Res. 1/19, which set lower prices for energy generation and generation availability than from that applied during 2018.

2. a 432.83% increase in our revenues from sales under contracts (including the Energía Plus contracts, which are denominated in U.S. dollars), which amounted to Ps. 10.01  billion during the year ended December 31, 2019, compared to Ps. 1.88  billion during the year ended December 31, 2018, primarily attributable to (a) Ps. 4.74  billion in revenues from the Brigadier Lopez plant, which we acquired in 2019, (b) the commencement of operations during 2019 of the co-generation project Luján de Cuyo, which generated revenues totaling Ps. 797.62  million, (c) the commencement of operations during 2019 of the wind farm projects La Castellana II, La Genoveva II and Manque, which generated Ps. 533.45  million in revenues, in the aggregate, and (d) a 58.86% devaluation of the peso with respect to the U.S. dollar in 2019, offset by an inflation rate of 53.83% during 2019, while during 2018 the foreign exchange rate increased 102.2% and the inflation rate was 47.64%;

3. a 14.88% increase in our revenues from steam sales to YPF from our Luján de Cuyo Plant, which amounted to Ps. 591.73 million during the year ended December 31, 2019, compared to Ps. 515.09 million during the year ended December 31, 2018, primarily attributable to a 58.86% devaluation of the peso with respect to the U.S. dollar in 2019, offset by an inflation rate of 53.83% during 2019, while during 2018 the foreign exchange rate increased 102.2% and the inflation rate was 47.64%, and by a 6.48% decrease in the quantity of steam sold (1,031,044 tons in 2019 as compared to 1,102,515 tons in 2018).

Cost of Sales from continuing operations

	Year ended December 31,			Change December 31,
	2020	2019	2018	2020/2019	2019/2018
	(in thousands of Ps.)			(in percentages)
Inventories at the beginning of the year	1,091,527	619,038	556,717	76.33%	11.19%
Purchases	3,650,420	14,143,878	4,596,440	(74.19%)	207.71%
Operating expenses:
Compensation to employees	2,890,592	3,225,925	2,871,250	(10.39%)	12.35%
Other long-term employee benefits	104,394	93,700	58,833	11.41%	59.26%
Depreciation of property, plant and equipment	3,620,674	2,681,250	2,392,834	35.04%	12.05%
Amortization of intangible assets	2,334,299	1,934,797	732,317	20.65%	164.20%
Purchase of energy and power	143,435	127,500	92,459	12.5%	37.90%
Fees and compensation for services	939,144	580,305	518,961	61.84%	11.82%
Maintenance expenses	1,762,492	1,788,105	1.007.394	(1.43%)	77.50%
Consumption of materials and spare parts	512,160	642,269	337,785	(20.26%)	90.14%
Insurance	716,242	469,846	505,715	52.44%	(7.09%)
Levies and royalties	448,404	523,254	467,184	(14.30%)	12.00%
Taxes and assessments	51,550	46,248	42,826	11.46%	7.99%
Taxes on bank account transactions	6,546	6,704	5,183	(2.36%)	29.35%
Other	5,872	16,435	18,120	(64.27%)	(9.30%)
Inventories at the end of the year	(1,462,347)	(1,091,527)	(619,035)	33.97%	76.33%
Total cost of sales	16,815,404	25,807,727	13,584,983	(34.84%)	89.97%

2020 Compared to 2019

Cost of sales from continuing operations during the year ended December 31, 2020 totaled Ps.16.82 billion, a 34.84% decrease from Ps.25.81 billion during the year ended December 31, 2019. This decrease was mainly the result of:

1.	a Ps. 10.5 billion or 74.19% decrease in purchases of materials and spare parts by Central Puerto.

2019 Compared to 2018

Cost of sales from continuing operations during the year ended December 31, 2019 totaled Ps.25.81 billion, a 89.97% increase from Ps. 13.58 billion during the year ended December 31, 2018. This increase was primarily the result of:

1.	a Ps. 9.55 billion, or 207.71%, increase in purchases of materials and spare parts by Central Puerto;
2.	a Ps. 1.20 billion, or 164.20%, increase in amortization of intangible assets mainly due to the amortization of intangible assets associated to the acquisition of the Brigadier Lopez plant; and
3.	a Ps. 56.07 million, or 12.00%, increase in levies and royalties associated to the increase in revenues from the Piedra del Águila Plant mainly due to the increases in the quantity of energy sold.

Gross Income from continuing operations

2020 Compared to 2019

Gross income from continuing operations during the year ended December 31, 2020 totaled Ps.21.29 billion, a 8.02% decrease from Ps. 23.15 billion during the year ended December 31, 2019, due to the reasons mentioned above. Gross margin for the year ended December 31, 2020 was 55.87%, compared to a gross margin of 47.29% during the same period in 2019.

2019 Compared to 2018

Gross income from continuing operations during the year ended December 31, 2019 totaled Ps. 23.15 billion, a 42.10% increase from Ps. 16.29 billion during the year ended December 31, 2018, due to the reasons mentioned above. Gross margin for the year ended December 31, 2019 was 47.29%, compared to a gross margin of 54.53% during the same period in 2018.

Administrative and Selling Expenses from continuing operations

2020 Compared to 2019

Administrative and selling expenses from continuing operations during the year ended December 31, 2020 totaled Ps.2,973 million, a 17.09% decrease from Ps.3,585 million during the year ended December 31, 2019. This decrease was primarily the result of:

1.	a Ps. 406.2 million or 47.49% decrease in taxes on bank account transactions as a result of the revenue drop during the year ended December 31, 2019; and

2.	a Ps. 214.6 million or 21.24% decrease in fees and compensation for services.

2019 Compared to 2018

Administrative and selling expenses from continuing operations during the year ended December 31, 2019 totaled Ps. 3,585 million, a 23.21% increase from Ps. 2,910 million during the year ended December 31, 2018. This increase was primarily the result of:

1.	a Ps.318.62 million, or 59.35%, increase in taxes on bank account transactions as a result of the revenue increase during the year ended December 31, 2019; and

2.	a Ps. 292.15 million, or 40.68%, increase in fees and compensation for services.

Impairment of property, plant and equipment and intangible assets

2020 Compared to 2019

In 2020, we recorded a Ps. 4.02 billion impairment of property, plant and equipment and intangible assets charge, mainly related to a reduction in the assessed value-in-use of certain assets that exceeded their previously recorded book value, mainly related to our Brigadier López plant and intangible assets associated to it, our Lujan de Cuyo Combined Cycle plant and some of the gas turbines that the company holds for potential new projects. Some of the factors that influenced this reduction were the limited useful life of these assets, the drop in the Company’s stock price, the current economic uncertainties, the suspension of the spot market price update mechanism established by Resolution 31, and in the particular case of the Company’s gas turbines, the uncertainty about the feasibility of new projects that would enable the use of the acquired turbines. For further information, see “Item 5.A. Operating Results - Critical Accounting Policies - Impairment of property, plant and equipment and intangible assets.”

In 2019, we recorded a Ps. 6.00 billion impairment of property, plant and equipment and intangible assets charge, mainly related to a reduction in the assessed value-in-use of certain assets that exceeded their previously recorded book value, mainly related to our Brigadier López plant and intangible assets associated to it and some of the gas turbines that the company holds for potential new projects. Some of the factors that influenced this reduction were the limited useful life of these assets, the drop in the Company´s stock price, the current economic uncertainties, the conversion of the electric and power spot market tariff into Argentine pesos, and in the particular case of the Company’s gas turbines, the uncertainty about the feasibility of new projects that would enable the use of the acquired turbines. For further information, see “Item 5.A. Operating Results - Critical Accounting Policies - Impairment of property, plant and equipment and intangible assets.”

2019 Compared to 2018

In 2019, we recorded a Ps. 6.00 billion impairment of property, plant and equipment and intangible assets charge, mainly related to a reduction in the assessed value-in-use of certain assets that exceeded their previously recorded book value, mainly related to our Brigadier López plant and intangible assets associated to it and some of the gas turbines that the company holds for potential new projects. Some of the factors that influenced this reduction were the limited useful life of these assets, the drop in the Company´s stock price, the current economic uncertainties, the conversion of the electric and power spot market tariff into Argentine pesos, and in the particular case of the Company’s gas turbines, the uncertainty about the feasibility of new projects that would enable the use of the acquired turbines. For further information, see Item 5.A. Operating Results - Critical Accounting Policies - Impairment of property, plant and equipment and intangible assets.

In 2018, we did not record any Impairment of property, plant and equipment and intangible assets charge.

Other Operating Income from continuing operations

2020 Compared to 2019

Other operating income from continuing operations in the year ended December 31, 2020 totaled Ps. 14.10 billion, a 43.57% decrease from Ps. 24.99 billion in the year ended December 31, 2019. This decrease was primarily the result of:

1.
a Ps. 5.3 billion, or 32.47%, decrease in foreign exchange gains from trade payables and receivables, net denominated in U.S. dollars mainly due to a 40.67% devaluation of the peso with respect to the U.S. dollar in 2020 while during 2019 the foreign exchange rate increased 59.07%; and

2.	a Ps. 5.7 billion, or 64.53%, decrease in interests from trade payables and receivables.

2019 Compared to 2018

Other operating income from continuing operations in the year ended December 31, 2019 totaled Ps. 24.99 billion, a 9.77% decrease from Ps. 27.69 billion in the year ended December 31, 2018. This decrease was primarily the result of:

1.
a Ps. 7.66 billion, or 32.09%, decrease in foreign exchange gains from trade payables and receivables, net denominated in U.S. dollars mainly as a result of: (a) a 58.86% devaluation of the peso with respect to the U.S. dollar in 2019, which was offset by an inflation rate of 53.83% during 2019, while during 2018 the foreign exchange rate increased 102.2% and the inflation rate was 47.64%, and (b) a decrease in trade payables and receivables, net denominated in U.S. dollars (which totaled US$670.76 million as of December 31, 2019, as compared to US$765.85 million of net trade payables and receivables as of December 31, 2018).

2.
A Ps. 5.36  billion, or 157.69%, increase in interests from trade payables and receivables, mainly as a result of the increase in our revenues from continuing operations due to the reasons mentioned above.

Other Operating Expenses from continuing operation

2020 Compared to 2019

Other operating expenses from continuing operations in the year ended December 31, 2020 totaled Ps.457.08 million, a 24.00% increase from Ps.368.61 million in the year ended December 31, 2019. This increase was primarily the result of an increase of Ps. 373.1 million in in interest, which was partially offset by a Ps. 274.6 million decrease in charges related to discount of tax credits.

2019 Compared to 2018

Other operating expenses from continuing operations in the year ended December 31, 2019 totaled Ps. 368.61 million, a 32.45% increase from Ps. 278.29 million in the year ended December 31, 2018. This increase was primarily the result of an increase of Ps. 304.81 million in charges related to the discount on tax credits, which was partially offset by a Ps. 179.27 million decrease in charges related to the provision for lawsuits and claims.

Operating Income from continuing operations

2020 Compared to 2019

For the reasons explained above, operating income from continuing operations in the year ended December 31, 2020 totaled Ps.27.945 billion, a 26.82% decrease from Ps.38.19 billion in the year ended December 31, 2019. This is mainly explained by a decrease in CVO and FONI receivables and minor currency exchange differences of those receivables.

2019 Compared to 2018

For the reasons explained above, operating income from continuing operations in the year ended December 31, 2019 totaled Ps. 38.19 billion, a 40.21 % decrease from Ps. 63.87 billion in the year ended December 31, 2018. This is mainly explained by a Ps. 6.00 billion increase in impairment of property, plant and equipment and intangible assets and due to a decrease in CVO receivables registered as of December 31, 2018.

Finance Income from continuing operations

2020 Compared to 2019

Finance income from continuing operations in the year ended December 31, 2020 totaled Ps.5.16 billion, a 5.26% increase from Ps.4.90 billion in the year ended December 31, 2019. This increase was primarily the result of:

1.
an increase in net income on financial assets at fair value through profit or loss, totaling Ps. 5.03 billion in the year ended December 31, 2020, compared to Ps. 4.86 million in the year ended December 31, 2019.

2.	An increase in interest gains, totaling Ps. 128.69 million in the year ended December 31, 2020, compared to Ps. 40.14 million in the year ended December 31, 2019.

2019 Compared to 2018

Finance income from continuing operations in the year ended December 31, 2019 totaled Ps. 4.90 billion, a 2.65% increase from Ps. 4.78 billion in the year ended December 31, 2018. This increase was primarily the result of:

1.	a foreign exchange difference totaling Ps. 3.14 billion in the year ended December 31, 2019, compared to Ps. 2.79 billion in the year ended December 31, 2018; and
2.
an increase in net income on financial assets at fair value through profit or loss, totaling Ps. 1.72 billion in the year ended December 31, 2019, compared to Ps. 1.07 billion in the year ended December 31, 2018, due to an increase in financial assets bearing interest;

3.
which was partially offset by a Ps. 809.2 million decrease in net income on disposal of financial assets at fair value through other comprehensive income (net of amounts corresponding to turnover tax).

Finance Expenses from continuing operations

2020 Compared to 2019

Finance expenses from continuing operations in the year ended December 31, 2020 totaled Ps.22.30 billion, a 2.85% increase from Ps.21.68 billion in the year ended December 31, 2019. This increase was primarily the result of foreign exchange differences on loans and borrowings which amounted Ps.17.32 billion in the year ended December 31, 2020, a 5.76% increase compared to Ps.16.38 billion in the year ended December 2019, partially offset by a decrease in interest on loans, totaling Ps.3.64 billion in the year ended December 31, 2020, compared to Ps.4.37 billion in the year ended December 31, 2019, driven by a decrease in financial loans.

2019 Compared to 2018

Finance expenses from continuing operations in the year ended December 31, 2019 totaled Ps. 21.68 billion, a 64.30% increase from Ps. 13.20 billion in the year ended December 31, 2018. This increase was primarily the result of foreign exchange differences on loans and borrowings which amounted Ps. 16.38 billion in the year ended December 31, 2019, a 64.14% increase compared to Ps. 9.98 billion in the year ended December 2018, and an increase in interest on loans, totaling Ps. 4.37 billion in the year ended December 31, 2019, compared to Ps. 3.1 billion in the year ended December 31, 2018, driven by an increase in financial loans.

Share of the Profit of Associates from continuing operations

2020 Compared to 2019

Share of the profit of associates from continuing operations in the year ended December 31, 2020 totaled Ps.0.11 billion, a 92.82% decrease from Ps.1.52 billion in the year ended December 31, 2019. This decrease was primarily the result of (a) a profit of Ps. 98.99 million from our interest in Ecogas through IGCE, DGCE and IGCU in the year ended December 31, 2020, as compared to Ps. 1.39 billion in the year ended December 31, 2019 and (b) a loss of Ps. 15.86 million from our interest in TGM in the year ended December 31, 2020, as compared to a loss of Ps.9.1 million in the year ended. December 31, 2019

2019 Compared to 2018

Share of the profit of associates from continuing operations in the year ended December 31, 2019 totaled Ps. 1.52 billion, a 32.63% decrease from Ps. 2.25 billion in the year ended December 31, 2018. This decrease was primarily the result of (a) a profit of Ps. 1.39 billion from our interest in Ecogas through IGCE, DGCE and IGCU in the year ended December 31, 2019, as compared to Ps. 2.12 billion in the year ended December 31, 2018 and (b) a loss of Ps. 9.11 million from our interest in TGM in the year ended December 31, 2019, due to weak demand for its natural gas transportation services, as compared to a loss of Ps.5.5 million in the year ended December 31, 2018.

Income Tax from continuing operations

2020 Compared to 2019

Income tax from continuing operations in the year ended December 31, 2020 totaled Ps.5.12 billion, a 34.57% decrease from Ps.7.82 billion in the year ended December 31, 2019. This decrease was primarily the result of decreased taxable income in the year ended December 31, 2020. Our effective tax rate for 2020 and 2019 was 42.38% and 39.88%, respectively.

2019 Compared to 2018

Income tax from continuing operations in the year ended December 31, 2019 totaled Ps. 7.82 billion, a 43.45% decrease from Ps. 13.82 billion in the year ended December 31, 2018. This decrease was primarily the result of decreased taxable income in the year ended December 31, 2019. Our effective tax rate for 2019 and 2018 was 39.88% and 28.09%, respectively.

Law 27,468 also substituted the wholesale price index (“WPI”) for the CPI as the index to benchmark tax indexation, and modified the standards for triggering the tax indexation procedure. In addition, Law 27,468 provides that during the first three years beginning on January 1, 2018, tax indexation will be required if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. The Solidarity Law amended the periods which the tax indexation should be allocated. According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019, shall be charged one sixth (1/6) in that fiscal year and the remaining five sixths (5/6), in equal parts, in the next five fiscal years. For 2019, we recorded a net loss of Ps.579.96 million in our Income Tax line item of our Statement of Income regarding the application of the above-mentioned tax inflation adjustment.

Net Income for the Year from continuing operations

2020 Compared to 2019

For the reasons described above, net income from continuing operations for the year ended December 31, 2020 totaled Ps.6.96 billion, a 40.99% decrease from Ps. 11.79 billion in the year ended December 31, 2019.

2019 Compared to 2018

For the reasons described above, net income from continuing operations for the year ended December 31, 2019 totaled Ps. 11.79 billion, a 66.70% decrease from Ps. 35.41 billion in the year ended December 31, 2018.

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

2020 Compared to 2019

There was no income after tax for the year from discontinued operations in the year ended December 31, 2020.

2019 Compared to 2018

There was no income after tax for the year from discontinued operations in the year ended December 31, 2019.

Net Income for the Year

2020 Compared to 2019

For the reasons described above, net income for the year ended December 31, 2020 totaled Ps.6.96 billion, a 40.99% decrease from Ps.11.79 billion in the year ended December 31, 2019.

2019 Compared to 2018

For the reasons described above, net income for the year ended December 31, 2019 totaled Ps.11.79 billion, a 67.24% decrease from Ps.35.99 billion in the year ended December 31, 2018.

Item 5.B	Liquidity and Capital Resources

As of December 31, 2020, we had cash and cash equivalents of Ps.0.3 billion, and other current financial assets of Ps.14 billion. See Note 16 and 14.6 to our Audited Consolidated Financial Statements.

Our primary sources of liquidity have been cash flows from operating activities, cash flows from the proceeds of the sale of our temporary investments, cash flows from loans and other financing agreements (mainly with CAMMESA) and financing provided by equipment suppliers or service providers.

Our receivables from CAMMESA also are an important source of liquidity for us. As of December 31, 2020, our receivables from CAMMESA totaled Ps.43.2 billion.

Our primary cash requirements have been in connection with payments under loans and other financing agreements (mainly with CAMMESA), employees’ salaries, operating and maintenance expenses and fixed assets investments, taxes and other overhead expenses. See “Item 5.A.—The State of Emergency of the Argentine Electricity Sector—Expansion of our Generating Capacity.”

Our loans and other borrowings contain customary covenants for facilities of each type, including: (i) certain limitations on consolidations, mergers and sales of assets; (ii) restrictions on incurring additional indebtedness; (iii) restrictions on paying dividends; (iv) limitations on making capital expenditures and (v) restrictions on the incurrence of liens. Certain events of default and covenants are subject to certain thresholds and exceptions. For the description on the covenants and more information about each of the loans, please see “Item 5.B Liquidity and Capital Resources - Indebtedness.” We do not expect these restrictions to have a material impact on our ability to meet our cash obligations. As of the date of this annual report, we are in compliance with all of our debt covenants.

The Company does not discard the option to pursue potential financing alternatives, if the conditions are favorable.

As of the date of this annual report, we also have uncommitted lines of credit with commercial banks, totaling approximately Ps. 8.95 billion.

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

We hold receivables in the form of LVFVD for the unpaid balances from CAMMESA relating to the sale of electric power to CAMMESA from 2008 to 2011. For further information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.” Under the FONINVEMEM and similar arrangements, we are entitled to collect our receivables, including interest, in monthly installments over ten years starting from, the commercial launch date of the CVOSA combined cycle. For further information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

Following the commercial authorizations granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly payments of the receivables relating to the sale of electric power to CAMMESA from January 2004 through December 2007. As of December 31, 2020, there was no balance owed to us under the FONINVEMEM arrangement relating to the sale of electric power to CAMMESA from 2004 through 2007 During the year ended December 31, 2020, we received Ps. 0.3 billion (US$3.98 million in U.S. dollar-denominated payments) in principal and interest for these receivables (including VAT).

As of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM, as a combined cycle, of the thermal plant Central Vuelta de Obligado, which entitled us to receive the collection of the trade receivables under the CVO Agreement. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be signed in order to start the collections. The PPA agreement was signed on February 7, 2019, with retroactive effect to March 20, 2018. As a result, the original amortization schedule from the CVO Agreement is in full force and effect. As of December 31, 2020, the CVO “LVFVD 2008-2011 receivables” totaled Ps.34.1 billion.

After the CVOSA power plant became operational, in the case of receivables accrued between 2008 and September 2010, the amount due was converted into U.S. dollars at the exchange rate effective at the date of the CVO Agreement (i.e., November 25, 2010), which was Ps.3.97 per U.S. dollar. Additionally, certain receivables that accrued after September 2010 and that were also included in the CVO Agreement, were converted into U.S. dollars at the exchange rate effective at the due date of each monthly sale transaction. The total estimated amount due was US$548 million plus accrued interests after the CVO Commercial Approval. As a result of the conversion of the LVFVD into U.S. dollars detailed in the previous paragraph, we had a one-time income, before income tax, in relation to the increase in value due to the novation of the LVFVD 2008-2011 receivables to US dollars as of March 20, 2018 (due to the combined effect of exchange rate variation and the application of LIBOR rate plus a 5% margin), of Ps.23.07 billion, measured in current unit as of December 31, 2020 (or Ps. 7.96 billion, expressed in nominal terms), which was recognized by us in the consolidated income statement for the year ended December 31, 2018. under “CVO receivables update”. The U.S. denominated monthly payments under the CVO Agreement are payable in pesos, converted at the applicable exchange rate in place at the time of each monthly payment.

During 2019, we collected Ps. 11.5 billion in CVO receivables , measured in current amounts as of December 31, 2020. During 2020, we collected Ps. 6.3 billion in CVO receivables, measured in current amounts as of December 31, 2020.

Additionally, we held receivables in the form of LVFVD for the unpaid balances from CAMMESA relating to the sale of electric power to CAMMESA under the additional trust remuneration concept since 2012. On September 3, 2019, CAMMESA and Central Puerto (in accordance with a general offer made to all generators) entered into a final agreement to settle the LVFVD receivables balance. As a result, a 18% reduction of principal amount and accrued interest as of such date was achieved. Moreover, the Company waived any complaint related to such receivables. Pursuant to the agreement, during September 2019, the Company collected Ps. 2,471.0 million and booked a net profit of Ps. 5,325.8 million, which was recognized in “Interest earned from customers” under the item “Other operating income” of the 2020 annual consolidated income statement.

For further information regarding sales relating to additional trust remuneration and non-recurring maintenance, see “Item 5.A. Operating Results—Our Revenues—The Energía Base” and “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Scheme.”

Cash Flows

The following table sets forth our cash flows from our operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	(in thousands of Ps.)
	2020	2019	2018
Net cash flows provided by operating activities	19,293,617	16,301,236	7,761,468
Net cash flows used in investing activities	(17,288,158)	(37,989,089)	(10,618,696)
Net cash provided by (used in) financing activities	(3,683,362)	23,324,003	1,439,636
Increase (Decrease) in cash and cash equivalents, net	(1,677,903)	1,636,150	(1,417,592)

Net Cash Provided by Operating Activities

2020 Compared to 2019

Net cash provided by operating activities increased by 18.36% to Ps.19.29 billion for the year ended December 31, 2020, from Ps.16.30 billion for the year ended December 31, 2019. The increase was primarily driven by (i) increased revenues as a result of an increase in the exchange rate for 2020, which impacted directly on tariffs set in U.S. dollars, an increase in our revenues from sales under contracts and an increase in our revenues from steam sales; and (ii) a decrease in interest collected from clients which amounted to Ps. 3.11 billion in 2020 as compared to Ps. 6.58 million in 2019. This was partially offset by a decrease in the income tax paid in 2020, which amounted to Ps. 3.36 billion, as compared to Ps. 13.17 billion in 2019.

2019 Compared to 2018

Net cash provided by operating activities increased by 110.03% to Ps. 16.30 billion for the year ended December 31, 2019, from Ps. 7.76 billion for the year ended December 31, 2018. The increase was primarily driven by (i) increased revenues as a result of an increase in the exchange rate for 2019, which impacted directly on tariffs set in U.S. dollars, an increase in our revenues from sales under contracts and an increase in our revenues from steam sales; and (ii) an increase in interest collected from clients which amounted to Ps. 6.58 billion in 2019 as compared to Ps. 92.90 million in 2018. This was partially offset by an increase in the income tax paid in 2019, which amounted to Ps. 13.18 billion, as compared to Ps. 8.88 billion in 2018.

Net Cash Used in Investing Activities

2020 Compared to 2019

Net cash used in investing activities decreased by 54.49% to Ps.17.29 billion for the year ended December 31, 2020, from Ps.37.99 billion for the year ended December 31, 2019. The decrease was primarily driven by a decrease in increase in payments for purchases of property, plant and equipment which amounted to Ps 11.97 billion primarly for the construction of the wind farms La Genoveva I, Manque, Los Olivos and Terminal 6 San Lorenzo cogeneration plants, compared to the payments of Ps. 23.83 billion in 2019.

2019 Compared to 2018

Net cash used in investing activities increased by 257.76% to Ps. 37.99 billion for the year ended December 31, 2019, from Ps. 10.62 billion for the year ended December 31, 2018. The increase was primarily driven by (i) an increase in payments for purchases of property, plant and equipment which amounted to Ps. 23.83 billion primarily for the construction of the wind farms La Genoveva I, La Genoveva II, Manque, Los Olivos and La Castellana II and for the construction of the Luján de Cuyo and Terminal 6 San Lorenzo cogeneration plants as compared to payments and upfront payments of Ps. 14.58 billion in 2018 primarily for the construction of the wind farms Achiras and La Castellana and for the construction of the Luján de Cuyo and Terminal 6 San Lorenzo cogeneration plants; and (ii) the acquisition of the Thermal Plant Brigadier López which amounted to Ps. 11.53 billion.

Net Cash provided by (Used in) Financing Activities

2020 Compared to 2019

Net cash used in financing activities totaled Ps.3.68 billion for the year ended December 31, 2020, compared to Ps. 23.32 billion in net cash provided by financing activities during the year ended December 31, 2019. This variation was primarily driven by (i) long-term loans received in the amount of Ps. 4.13 billion in 2020, as compared to Ps. 28.22 billion received in 2019 and (ii) an increase in interest and other financial costs paid in 2020, which amounted to Ps. 3.50 billion, as compared to Ps. 2.71 billion in 2019. This was partially offset by an increase in long-term loans paid, totaling Ps. 3.23 billion in 2020, compared to Ps. 1.58 billion of 2019.

2019 Compared to 2018

Net cash provided by financing activities totaled Ps. 23.32 billion for the year ended December 31, 2019, compared to Ps. 1.44 billion in net cash provided by financing activities during the year ended December 31, 2018. This variation was primarily driven by long-term loans received in the amount of Ps. 28.22 billion in 2019, as compared to Ps. 9.16 billion received in 2018. This was partially offset by an increase in interest and other financial costs paid in 2019, which amounted to Ps. 2.71 billion, as compared to Ps. 0.97 billion in 2018.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	(in thousands of Ps.)
	2020	2019	2018
Land and buildings	5,165	1,440,902	13,585
Electric power facilities	104,185	11,539,267	1,704,348
Gas turbines	-	-	402,004
Construction in progress	11,223,599	24,117,611	12,407,995
Other	119,375	85,152	46,150
Total	11,452,324	37,182,932	14,574,082

In the year ended December 31, 2020, we made total capital expenditures of Ps.11.45 billion, compared to Ps. 37.18 billion in 2019. During these years, the main additions to fixed assets and land were in connection with proposed projects for the expansion of our installed capacity. During the year ended December 31, 2020, our main capital expenditure was the construction of Terminal 6-San Lorenzo thermal projects, and the renewable projects , Manque, Los Olivos and La Genoveva I.

In the year ended December 31, 2019, we made total capital expenditures of Ps. 37.18 billion, compared to Ps. 14.57 billion in 2018. During these years, the main additions to fixed assets and land were in connection with proposed projects for the expansion of our installed capacity and the purchase of the Brigadier López plant. During the year ended December 31, 2019, our main capital expenditure was the acquisition of the Brigadier López plant, and the construction of the Luján de Cuyo and Terminal 6-San Lorenzo thermal projects, and the renewable projects La Castellana II, La Genoveva II, La Genoveva I, Manque and Los Olivos.

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

In addition, as provided for by Argentine Capital Markets Law and CNV regulations, and given our controlling interest in DGCU shared with the consortium of buyers described above, our Board of Directors decided to proportionally participate in a tender offer by the consortium of buyers for all of DGCU’s outstanding shares issued and not owned, directly or indirectly, by us or by of any of the members of the consortium of buyers. On October 30, 2015, the board of directors of the CNV approved the tender offer. Upon termination of the tender offer in January 2016, since no acceptances were tendered, no shares were acquired in this tender offer.

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

Indebtedness

As of December 31, 2020, our total indebtedness was Ps.50.97 billion of which approximately 97.8% was denominated in U.S. dollars and the balance in pesos. The following table shows our indebtedness as of such dates:

	December 31,
	2020
	(in thousands of US$)	(in thousands of Ps.)
Current debt	239.150	20,124,461
Non-Current debt	366.546	30,844,867

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

Pursuant to the loan agreement, among other obligations, Central Puerto has agreed to maintain a debt ratio of (a) as of December 31, 2019 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As of December 31, 2020, the Company has complied with that requirement.

During fiscal year 2019, the planned disbursements for this loan were completed for a total of US$ 55.2 million.

As of December 31, 2020, the balance of this loan amounts to US$ 41.67 million, approximately equivalent to Ps. 3.5 billion.

Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for US$180 million to fund the acquisition of the Thermal Plant Brigadier López (See Note 22.10 to our Audited Consolidated Financial Statements) (the “Brigadier Lopez Loan”), as well as to fund future capital expenditures and other expenses.

Pursuant to the agreement, Brigadier Lopez Loan accrues an adjustable annual interest rate based on LIBOR plus margin.

Pursuant to the loan agreement, among other obligations, Central Puerto has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of US$500 million. As of December 31, 2020, the Company complied with such obligations.

On September 15, 2020, BCRA issued Communication “A” 7106 (“FX Regulatory Restrictions 7106”) pursuant to which any Argentine debtor that has scheduled principal payments of indebtedness due between October 15, 2020 and March 31, 2021 and payable in foreign currency (subject to certain exceptions), is required, in order to access to the official exchange market, to file with the BCRA a refinancing plan in respect of such indebtedness, which shall fulfill certain conditions established in the regulation, such as the following (i) the net amount for which the debtor shall have access to the official foreign exchange market to meet its foreign currency denominated payments of principal shall not exceed 40% of the aggregate principal amount due between October 15, 2020 and March 31, 2021 and (ii) the remaining principal amount is required to be deferred such that the repayment of the deferred principal amounts is due on average two years later than the originally scheduled principal amortization payments. The installments under Brigadier Lopez Loan becoming due between December 2020 and March 2021 were under the scope of such regulation.

In compliance with FX Regulatory Restrictions 7106, the Company presented to the BCRA a new repayment schedule for the Brigadier Lopez Loan, which included the refinancing of the first two principal installments, each for a sum of US$ 36 million,which were payable on December 14, 2020 and March 12, 2021. On December 14, 2020, the Company entered into a forbearance agreement with the creditors of the Brigadier Lopez Loan by means of which the creditors agreed not to take any judicial or extrajudicial action to claim their rights of collection under the such loan and to negotiate in good faith certain modifications. On December 22, 2020, the Company signed a waiver and amendment to the Brigadier Lopez Loan, modifying, among others, the amortization schedule so as to comply with the requirements established by Communication “A” 7106, partially postponing installments becoming due in December 2020 and March 2021, extending the final payment term to June 2023, including monthly amortizations as from January 2021 until January 2022, and keeping the amortizations in the initial schedule for June, September and December 2021, each of them equal to 20% of capital. In December 2020, 40% of the installment for such month was paid, complying with the regulations in force and the abovementioned amendment. Amongst others, the amendment involves a 200 basis points increase in the interest rates as from December 12, 2020.

The amendment of the Brigadier Lopez Loan contains a more restrictive covenant package than under the original loan, which includes a prohibition to make dividends payment during 2021 and a US$ 25 million maximum allowed for dividends payment in 2022. Moreover, a collateral agreement was signed, which includes the pledge on turbines of Brigadier López Thermal Station, a mortgage on the land in which such power station is located and a LVFDV passive collection collateral assignment.

FX Regulatory Restrictions 7106 were extended until December 31, 2021 by Communication “A” 7230. The installments under the Brigadier Lopez Loan due in June, September and December 2021 will be under the scope of the provisions of such regulation. As a consequence, as of the date of this annual report, the Company is maintaining negotiations with creditor banks with the aim of rescheduling installments becoming due in June, September and December 2021.

As of December 31, 2020, the balance of the loan amounts to US$164.24 million, approximately Ps.13.82 billion.

See “Item 3.D. Risk Factors—Risks Relating to Argentina—Exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business” and “ —Risks Relating to Our Business—We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations.”

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

The financial debt balance of the trust as of December 2020 amounts to US$81.7 million, approximately Ps. 6.9 billion and 20 monthly installments remain to be amortized.

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

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana as follows: (i) until the La Castellana project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana; and (y) control of CP La Castellana; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana; and (y) control of CP La Castellana. In addition, (ii) after La Castellana project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP La Castellana and CP Renovables; and (y) control of each of CP La Castellana and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana

On August 18, 2018, La Castellana I wind farm reached the commercial operation date. La Castellana “project completion date” is defined in the common terms agreement as the date in which the commercial operation date has occurred and certain other conditions have been met, which is expected to occur several months after the commercial operation date. For further information on La Castellana project see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Expansion of Our Generating Capacity.”

As of the date of this annual report, the IIC-IFC Facility disbursements have been fully received.

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

On September 20, 2018, the Achiras wind farm reached the commercial operation date. The Achiras “project completion date” is defined in the common terms agreement as the date in which the commercial operation date has occurred and certain other conditions have been met, which is expected to occur several months after the commercial operation date. For further information on the Achiras project see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Expansion of Our Generating Capacity.”

As of the date of this annual report, the IIC-IFC Facility disbursements have been fully received.Our loans under the IIC—IFC Facilities (see “Item 5.B.—Loans from the IIC—IFC Facilities”) contain customary covenants for facilities of this type, including: (i) certain limitations on consolidations, mergers and sales of assets; (ii) restrictions on incurring additional indebtedness; (iii) restrictions on paying dividends; (iv) limitations on making capital expenditures and (v) restrictions on the incurrence of liens. Certain events of default and covenants in the IIC—IFC Facilities are subject to certain thresholds and exceptions described in the agreements relating to the IIC—IFC Facilities. We do not expect these restrictions to have a material impact on our ability to meet our cash obligations. As of the date of this annual report, we are in compliance with all of our debt covenants.

As of December 31, 2020, the balance under the CP Achiras and CP La Castellana Loans from the IIC—IFC Facilities was US$126.85 million, approximately equivalent to Ps. 10.67 billion as of that date.

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

Pursuant to the terms of the agreement, the loan accrues interest at an annual rate equal to LIBOR plus 6.50%,and amortizes quarterly in 55 installments from November 15, 2020.

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

Pursuant to the Guarantee Agreement, among other customary covenants for this type of facilities, Central Puerto has committed, until the project completion date, to maintain (i) a leverage ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, Central Puerto, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U. As of December 31, 2020, the Company has met the requirements described in (i) and (ii) above.

On November 22, 2019, Vientos La Genoveva S.A.U. received a disbursement of US$76.1 million for the total amount of the loan.

As of December 31, 2020, the principal amount outstanding under such loan was US$72.87 million, approximately equivalent to Ps.6.13 billion.

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

Pursuant to the Collateral, among other obligations, Central Puerto has agreed to maintain a debt ratio of no more than 3.75:1.00 until the date of completion of the project. In addition, Central Puerto, under certain conditions, agreed to make capital contributions, directly or indirectly, to subsidiary CPR Energy Solutions S.A.U. Moreover, Central Puerto has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over CPR Energy Solutions S.A.U. As of December 31, 2020, the Company has complied with such obligations.

On May 24, 2019 the loan was fully disbursed. As of December 31, 2020, the principal amount outstanding under such loan was US$10.86 million, approximately equivalent to Ps.0.9 million.

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

Pursuant to the Collateral, among other obligations, Central Puerto has agreed, until the project termination date, to maintain a debt ratio of no more than 3.75:1.00. Moreover, Central Puerto, under certain conditions, agreed to make capital contributions to subsidiary Vientos La Genoveva II S.A.U. Moreover, Central Puerto has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over Vientos La Genoveva II S.A.U. As of December 31, 2020, the Company has complied with such obligations.

On July 23, 2019, the loan was fully disbursed. As of December 31, 2020, the principal amount outstanding under such loan was US$32.22 million, approximately equivalent to Ps.2.71 billion.

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

On October 28, 2019, the loan funds were completely disbursed. On June 19, 2020, the loan´s balance was paid in advance.

CP Manque S.AU. and CP Los Olivos S.A.U. Program of Corporate Bond

On August 26, 2020, under Resolution No. RESFC-2020 - 20767 - APN.DIR#CNVM, the public offering of the Global Program for the Co-Issuance of Simple Corporate Bonds (not convertible into shares) by CP Manque S.A.U. and CP Los Olivos S.A.U. (both subsidiaries of CPR, and together the “Co-issuers”) for the amount of up to US$ 80,000,000 was authorized. By virtue of such program, the Co-Issuers may issue corporate bonds, of different class and/or series, that may qualify as social, green and sustainable marketable securities under the criteria established by CNV in that regard.

Within the framework of the mentioned program, dated September 2, 2020, Corporate Bonds Class I were issued for an amount of US$ 35.160.000 at a fix 0% interest rate expiring on September 2, 2023; and Corporate Bonds Class II were issued for 1.109.925 at a variable interest rate equivalent to BADLAR rate, plus an applicable margin of 0.97% expiring on September 2, 2021.

On June 24, 2020, the Board of Directors of CPSA decided to guarantee unconditionally the co-emission of corporate bonds of its subsidiaries CP Manque S.A.U. and CP Los Olivos S.A.U. (the “Guarantee”). The Guarantee is an obligation with a common guarantee, not subordinated and unconditional of the Company, and shall have at all times, the same priority rank regarding the non-guaranteed and unsubordinated obligations, present and future, of the Company. The Guarantee was instrumented through the signature of the Company in its capacity as co-signer of the permanent global certificates deposited in Caja de Valores S.A., in which the Corporate Bonds Class I and Corporate Bonds Class II of CP Manque S.AU. and CP Los Olivos S.AU. are represented.

Item 5.C	Research and Development, patents and licenses, etc.

We do not have any significant policies or projects relating to research and development, and we own no patents or licenses.

Item 5.D	Trend Information

The following discussion includes forward-looking statements based on our management’s current beliefs, expectations and estimations. Forward-looking statements involve inherent risks and uncertainties. Our future operating and financial performance may differ materially from these forward-looking statements, including due to many factors outside of our control. We do not undertake any obligation to update forward-looking statements in the event of changed circumstances or otherwise. For further information, see “Forward-Looking Statements” and “Item 3.D.—Risk Factors” in this annual report.

We expect that our operating and financial performance in the future will benefit from the increases we expect in our power generation capacity. We have been awarded three wind farm projects under the RenovAr Program (Achiras with 48 MW of awarded electric capacity, La Castellana with 99 MW of awarded electric capacity and La Genoveva I with 86.6 MW of awarded electric capacity) and two co-generation projects (Terminal 6 San Lorenzo with an awarded electric capacity of 330 MW and 317 MW for the winter and summer, respectively, and Luján de Cuyo with an awarded electric capacity of 93 MW and 89 MW for the winter and summer, respectively). Two of our wind farms, Achiras and La Castellana, commenced their operations in September and August 2018, respectively, while La Genoveva I commenced its operation in November 2020. Luján de Cuyo cogeneration project commenced operations during October 2019. As of the date of this annual report, due to the uncertainties mentioned in this report (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants) the COD for the Terminal 6 San Lorenzo cogeneration project is scheduled for the third quarter of 2021 when was originally expected for September 2020. The development of new projects involves risks and we cannot assure you that this project will commence operations on time and on budget, nor can we assure you that this project will perform as expected. For a description of these awarded projects and of our expected capital expenditures in connection with them, see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Expansion of Our Generating Capacity”. Additionally, on July 2019, September 2019, December 2019/January 2020/March 2020, and February 2020, the wind farms La Castellana II (developed by CP Energy Solutuons S.A.U.), La Genoveva II (developed by Vientos La Genoveva II S.A.U.), Manque (CP Manque S.A.U.), and Los Olivos (CP Los Olivos S.A.U.), respectively, reached their COD. As of the date of this annual report, we have already entered into long-term PPA contracts with private customers for 100% of the estimated energy generation capacity of our term market renewable energy projects developed under Resolution No. 281-E/17 regulatory framework. (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). On June 14, 2019, Central Puerto, in the context of a local and foreign public tender called by IEASA, which had been awarded to the Company, purchased the Brigadier López Plant which was transferred on that date. The Brigadier López Plant currently has a Siemens gas turbine of 280.5 MW. According to the tender specifications and conditions, it is expected to supplement the gas turbine with a boiler and a steam turbine to reach the closing of the combined cycle, which is expected to generate 420 MW in total. The works for the closing of the combined cycle are pending. However, the effects of the COVID-19 crisis pose challenges to our expansion plans for the Brigadier López plant not only because of the restrictions to the construction, but also due to lower energy demand and difficulties to obtain the necessary financing for the projects in the current markets situation. As of the date of this annual report, the continued impact of the COVID-19 crisis in the development of our projects is uncertain, and it may result in us not being able to construct or develop such projects. See “Item 3D. Risk Factors—Risks Relating to our Business— The novel coronavirus could have an adverse effect on our business operations and financial conditions.”

The following new projects have their prices set in US dollars, providing a protection against the depreciation of the argentine currency: a) plants under RenovAR regulatory framework, La Castellana I, Achiras, and La Genoveva I , b), Terminal 6-San Lorenzo (currently under construction) and the cogeneration of the Luján de Cuyo plant under Res. 287/17, and c) the Brigadier López plant, have PPAs with CAMMESA. The steam sales from the units, Terminal 6-San Lorenzo (currently under construction) and the cogeneration of the Luján de Cuyo plant under Res. 287/17, have long term contracts with private offtakers. Furthermore, the PPAs under the MATER regulatory framework, La Castellana II, Manque, Los Olivos, and La Genoveva II, also have PPAs with private offtakers.

However, due to the effects of the COVID-19 outbreak, we experienced delays in the COD of project Terminal 6-San Lorenzo currently under construction. For further information see “Item 3.D Risk Factors— Risk Relating to Our Business —The novel coronavirus could have an adverse effect on our business operations and financial conditions”. Furthermore, several factors have affected our plans for the projects currently under development, Brigadier López and El Puesto: a) the effects of the outbreak of COVID-19, b) the economic recession in Argentina, c) the decrease in demand of electric energy, d) the lack of available financing, and e) the reduction in the prices of electric energy for power units under Energía Base beginning in February 2020 (Res. 31/20, among others. The same factors have affected, and may continue to affect, the possibility of new expansion projects and opportunities, for which the company had purchased one General Electric gas turbine with a capacity of 373 MW, two Siemens gas turbines, each with a capacity of 298 MW and 130 hectares of land in the north of the Province of Buenos Aires. See “Item 5.A Operating Results—Factors Affecting our Results from Operations—Expansion of Our Generating Capacity.” We are evaluating the possibility to sell the two Siemens units. As a result, as of December 31, 2020, these two turbines were classified as property, plant and equipment available for sale, as described in Note 22.5 of our Audited Consolidated Financial Statements. With respect to the GE gas turbine, it is uncertain whether there will be new projects or other prospects that would enable us to use the GE gas turbine. We have recorded a charge for the impairment of the two Siemens gas turbines and the GE gas turbine in the consolidated income statement for the year ended December 31, 2020. For more information, see Note 2.5 to our Audited Consolidated Financial Statements and “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of Property, Plant and Equipment”.In terms of energy tariffs, the Argentine Government has announced that it will maintain the energy tariffs without changes. We believe that the possibility to see changes in these tariffs in order to cut off subsidies and narrow the gap between the whole price of generating electric energy and the price paid by the demand after that date is highly dependent on the outcome of the COVID-19 pandemic crisis, and the path of the recovery of economic activity after the Quarantine measures are lifted. In February 2020, Energía Base tariffs were reduced significantly by Res. 31/20 compared to the tariffs in effect at the beginning of the year, and prices for this segment were set in Argentine pesos. Although Res. 31/20 included a monthly update mechanism taking into account a mix between CPI and WPI, on April 8, 2020, the Secretary of Energy instructed CAMMESA to postpone until further notice the application of Annex VI, related to the price update mechanism described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”. Accordingly, CAMMESA did not apply the price update mechanism for the March 2020 monthly payments under Energy Base. The postponement of the price update mechanism has resulted in a material adverse effect on our business and results of operations, as tariffs continued to be fixed in pesos while inflation, devaluation and operating cost have increased significantly.

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

A substantial portion of our remuneration is currently based on fixed capacity and not generation levels. According to Cammesa, electricity demand in Argentina decreased 1.3% due to the COVID-19 pandemic crisis and the Quarantine, following a 3.1% decrease in 2019. The operation of our various units involves risks and we cannot assure you that we will achieve the same performance achieved in the past, in the future. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants.” and “Item 3.D.—Risk Factors—Risks Relating to the Electric Power Sector in Argentina—Our power plants are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance”.

Additionally, our steam production, which was affected by the La Plata Plant Sale, was affected by Terminal 6-San Lorenzo COD delays, originally scheduled for September 2020. This was partillay offset with the steam production from our Luján de Cuyo plant which started operations in October 2019.

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

Regarding the collections from CAMMESA, from September 2016 to November 2017 CAMMESA has paid without delays, and since then, there were periods in which CAMMESA experienced delays in paying (for further information on the duration of these delays see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk”). For example, for the monthly transaction related to Energía Base and thermal PPAs. For example, for the monthly transaction related to Energía Base and thermal PPAs. As of December 2020, with due date on February 10, 2021, we collected , 24.01%% on March 5, 2021, 51.72% on March 15, 2021, and the rest on March 31, 2021.For these delays, we are entitled to receive interests from CAMMESA. Payments related to PPAs under the Renovar Regulatory Framework have not suffered delays. CAMMESA may once again be unable to make payments to generators both in respect of energy dispatched and generation capacity availability on a timely basis or in full, which may substantially and adversely affect our financial position and the results of our operations.

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

During 2019, we collected Ps. 11.5 billion in CVO receivables , measured in current amounts as of December 31, 2020. During 2020, we collected Ps. 6.3 billion in CVO receivables, measured in current amounts as of December 31, 2020.

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

As of December 31, 2020, we did not have any off-balance sheet arrangement as defined in Form 20-F not disclosed in our Audited Consolidated Financial Statements.

Item 5.F	Contractual Obligations

Contractual Obligations

The table below identifies the principal amounts of our main contractual obligations from continuing operations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2020. Peso amounts have been translated from U.S. dollar amounts at the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina for wire transfers (divisas) on December 30, 2020 of Ps. 84.15 to US$1.00.

Payment and Purchase Obligations

Payments due by period
	Currency	Maturity	Total as of December 31, 2020	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
			(in thousands of Ps.)
Bank debt (1)	Pesos	Ene-21	1,030,667	1,030,667	-	-	-
KFW Luján de Cuyo cogeneration Loan	U.S. dollars	Dec.24	4,548,774	449,940	882,575	754,598	2,461,661
Citibank N.A., JP Morgan and Morgan Stanley Brigadier Lopez Loan	U.S. dollars	Sep.24	15,603,710	12,044,140	3,559,570	--	-
Brigadier López Financial Trust t	U.S. dollars	Aug.22	7,244,351	4,485,197	2,759,154	-	-
IIC-IFC La Castellana Loan	U.S. dollars	Nov.31	10,144,629	1,165,294	2,184,403	1,990,567	4,804,365
IIC-IFC Achiras Loan	U.S. dollars	Feb.32	5,274,094	593,367	1,113,567	1,016,569	2,550,591
Banco Galicia La Castellan II Loan	U.S. dollars	May.26	1,210,789	222,375	442,467	424,414	121,533
Banco Galicia La Genoveva II loan	U.S. dollars	May.26	3,258,006	630,884	1,117,953	1,069,129	440,040
IFC La Genoveva I Loan	U.S. dollars	May.34	10,215,201	787,093	1,595,574	1,577,954	6,254,580
Bond Class I Manque	U.S. dollars	Sep.23	2,033,064	-	2,033,064	-	-
Bond Class II Manque	Pesos	Sep.21	911,469	911,469	-	-	-
Bond Class I Los Olivos	U.S. dollars	Sep.23	925,650	-	925,650	-	-
Bond Class II Los Olivos	Pesos	Sep.21	467.335	467.335	-	-	-
Maintenance contracts thermal plants (long-term service agreements)(2)	U.S. dollars	Varies	12,399,804	1,962,398	4,234,652	2,379,405	3,823,349
Wind Farms’ Operation and Maintenance contracts (2)	U.S. dollars	Varies	3,084,267	471,793	969,221	891,609	751,644
Natural gas contracts(3)	U.S. dollars	Varies	142,128,948	4,713,542	16,554,169	15,809,787	105,051,450
Gas transmission and distribution contracts(4)	Pesos and U.S. dollars	Varies	72,408,721	1,749,452	6,102,197	2,588,854	61,968,218
Provincial fees and royalties(5)	Pesos	Dec.23	2,804,298	696,751	2,107,547	-	-

Construction of San Lorenzo Terminal 6 and Brigadier Lopez power plants	U.S. dollars		24,209,938	3,535,884	20,349,367	324,687	-
Long-term benefits to employees	Pesos	2040	314,612	83,511	34,805	45,064	151,232

(1)	Mainly short-term loan with Banco Santander that amounts to Ps. 697 million in principal and with Banco Patagonia that amounts to Ps. 299 million in principal.

(2)
The General Electric combined cycle maintenance contract expires on December 31, 2024; the Siemens combined cycle (Luján de Cuyo) maintenance contract expires on September 30, 2024; the new Luján de Cuyo cogeneration unit maintenance contract expires on October 31, 2034, the Terminal 6 San Lorenzo cogeneration unit maintenance contract expires 15 years after the start of the commercial operation, which is excptect to occur in the third quarter of 2021 the Achiras and La Castellana maintenance contract expires in September 2028; the La Genoveva II maintenance contract expires in October 2024; the La Genoveva I, La Castellana II, Manque and Los Olivos maintenance contract expires after 5 years of the provisional acceptance certificate. Due to the outbreak of COVID-19, and the measures adopted by the government to contain it, the project is expected to be delayed. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants. The amounts listed above depend, in part, on the generation of the applicable machinery and the type of fuel used, and we have made certain assumptions with respect to these factors, among others, utilizing models and software provided by CAMMESA, for purposes of estimating the amounts included in the table above.

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

Sales Obligations

The table below identifies the principal amounts of our main sales obligations from continuing operations and corresponding payments due to us as of December 31, 2020 and the breakdown of when payments are due. The below obligations are not derived from the Energía Base. With respect to electric power sales, we agree to supply power to customers or purchase the energy for the customer. With respect to steam sales, we agree to provide a certain volume of energy production per hour (except during scheduled maintenance). In the event we cannot offer the agreed upon volume of energy in connection with our steam sales, we must pay penalties. Electric power sales and steam sales are denominated in U.S. dollars and were converted into pesos below at Ps. 84.15 to US$1.00, which was the exchange rate quoted by the Banco de la Nación Argentina for U.S. dollars for wire transfers (divisas) as of December 30, 2020.

	Expected revenue by period
	Total at December 31, 2020	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands of Ps.)
Electric power sales(1)	142,184,663	6,025,842	11,907,605	11,841,203	112,410,013
Steam sales(1)	44,328,648	1,702,543	6,072,439	6,287,708	30,265,958
Total	186,513,311	7,728,385	17,980,044	18,128,911	142,675,971

(1)
Prices are generally determined by agreements or formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these sales obligations for purposes of the table are based on current market prices as of December 31, 2020, and expected generation and demand estimated at that date, and may not reflect actual future prices of these commodities, or the real demand. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only, and are fixed for the entire period. The amounts above are based on internal estimates of demand from our customers, based on prior years, and they do not include the agreements for the sale of energy entered into after December 31, 2020.

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

The latest election relating to our Board of Directors took place at the ordinary shareholders’ meeting held on April 30, 2020.

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

The following table sets forth the current composition of our Board of Directors:

Name	Title	Date of first appointment to the board	Date of expiration of current term	Date of birth
Osvaldo Arturo Reca	Chairman of the Board	April 5, 2011	December 31, 2020	December 14, 1951
Guillermo Rafael Pons*	Director	April 30, 2020	December 31, 2020	September 22, 1964
Miguel Dodero	Director	September 21, 2015	December 31, 2020	February 16, 1955
José Luis Morea*	Director	April 30, 2019	December 31, 2020	October 19, 1954
Juan José Salas*	Director	September 21, 2015	December 31, 2020	February 23, 1960
Diego Gustavo Petracchi	Director	April 27, 2018	December 31, 2020	July 17, 1972
Tomas Peres	Director	April 27, 2018	December 31, 2020	December 31, 1983
Tomás José White*	Director	April 27, 2018	December 31, 2020	May 18, 1957
Cristián Lopez Saubidet	Director	April 15, 2009	December 31, 2020	September 26, 1974
Jorge Eduardo Villegas*	Director	April 28, 2017	December 31, 2020	January 9, 1949
Marcelo Atilio Suvá	Director	July 22, 2008	December 31, 2020	July 27, 1948
Oscar Luis Gosio*	Alternate Director	July 11, 2007	December 31, 2020	August 17, 1954
Justo Pedro Sáenz	Alternate Director	April 10, 2008	December 31, 2020	May 2, 1958
Adrián Gustavo Salvatore	Alternate Director	April 27, 2018	December 31, 2020	April 26, 1967
Javier Alejandro Torre	Alternate Director	April 27, 2018	December 31, 2020	April 19, 1967
Rubén Omar López	Alternate Director	April 27, 2018	December 31, 2020	April 17, 1964
José Manuel Pazos	Alternate Director	September 21, 2015	December 31, 2020	September 14, 1971
Enrique Gonzalo Ballester*	Alternate Director	April 28, 2017	December 31, 2020	January 19, 1954
Juan Pablo Gauna Otero	Alternate Director	April 28, 2017	December 31, 2020	October 10, 1976
Diego Federico Cerdeiro*	Alternate Director	April 27, 2018	December 31, 2020	May 30, 1976
Gabriel Enrique Ranucci*	Alternate Director	April 30, 2020	December 31, 2020	April 7, 1974
Jorge Anibal Rauber	Alternate Director	April 27, 2018	December 31, 2020	July 18, 1969

*	Independent directors according to CNV rules, which differ from NYSE requirements for U.S. issuers.

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

Guillermo Rafael Pons hold a degree in Accounting from the National University of Comahue, completed a Master in Business Administration at the International Business School, and has a postgraduate degree in Comprehensive Risk Management at the University of San Andres. He served as Secretary of Finance of the Municipality of Neuquén and was Director General of Administration of the Ministry of Government and Justice of Neuquén and Administrative Manager of the Executing Unit of External Financing, in the Province of Neuquén. He was hired as a Consultant by the Superintendency of Economic Management of the Province of Rio Negro, by the IDB, Aguas Rionegrinas, Legislature of Rio Negro, UNDP, and was an Accounting Advisor at Banco Provincia del Neuquén S.A. He was Director of the Pension Fund for Professionals in Economic Sciences and Vice President of the College of Accountants of Cipolletti, both in the Province of Rio Negro. He joined Banco Provincia del Neuquén S.A. in 2012, as Assigned to the General Management, and in 2013 he was appointed Deputy General Manager of Risk Management and Regulatory Compliance. On December 10, 2019, he was appointed Minister of Economy and Infrastructure of the Province of Neuquén.

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

José Luis Morea holds a degree in Political Science from the Universidad Católica Argentina. He completed postgraduate studies in SME Management at IAE. Between 1980 and 1990 he held executive positions in communication companies, mainly in Editorial Atlántida and Videomega. From 1990 to 1995 he served as Executive Director in San Ciriaco, with operations in the agricultural sector, and later as General Manager of Espro S.A., a company dedicated to the production and export of agriculture products. From 1999 to 2001 he became General Manager of Tecnovital S.A., a fruit export company. In 2001, he founded North Bay Argentina S.A., a company in which he serves as Chairman and General Manager. North Bay S.A. has become one of the main blueberry exporters and producers in Argentina. Together with other partners, he created Servifrío Ezeiza SA, a logistics and cold storage company in which he serves as Director. He is also Director of North Bay Peru S.A. and of North Bay Produce Inc. in the United States. He served in this group until 2013. In 2014 he joins La Gloriosa SA as Blueberries Project Manager, developing a high-tech enterprise in Virasoro, Corrientes, until December 2018. Between 2016 and 2018 he served as Director of Transportadora de Gas Cuyana. He has been a member of our Board of Directors since 2019. Since 2020, he has been a consultor in projects and high-tech agricultural developments for Adblick Hidroponia S.A. and Club Agtech S.A.

Juan José Salas holds a degree in Engineering from the Universidad de La Plata. He has been a member of our Board of Directors since 2015. From 1983 to 1984, he completed postgraduate studies at the Instituto de Altos Estudios Empresariales. From 2010 to 2015, Mr. Salas has also served as operations and information systems manager of Autopistas del Sol S.A. Since 2017 he serves as COO and CTO at Autopistas Urbanas S.A.

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

Marcelo Suvá holds a degree in Economics from the Universidad Católica Argentina. He has served as alternate director of our Board of Directors since 2008. He was shareholder of Coinvest SA, a private equity company, as well as of MBA Banco de Inversiones S.A. (currently known as Lazard Argentina SA), a leading Argentine investment bank, where he was also member of its Board of Directors and took part in various M&A transactions. He also served as Director of HNQ. In addition, he serves as a manager of RMPE and Director of PB Distribución S.A. and Distrilec Inversora S.A. He also serves as Alternate Director of IGCE SA, DGCU SA, DGCE SA and RPS Consultores S.A., and as liquidator of RPM Gas SA. He currently serves as chairman of RPE Distribución SA and Hidro Distribución SA. He is also Chairman of the Governing Board at Universidad Austral.

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

Justo Pedro Sáenz completed the “Advanced Management Program” at The Wharton School, University of Pennsylvania in the United States. He has served as alternate director of our Board of Directors since 2008. From 2007 to 2016, he served as administration and human resources manager of Central Puerto, and since 2016 he serves as administration manager of Central Puerto. From 2005 to 2007, he worked at Cima Investments in the new business area. From 2003 to 2005, he served as Chief Financial Officer of Banco de Servicios y Transacciones S.A. In 2002, he co-founded Idun Inversiones S.A. From 2000 to 2001, he held the position of partner and finance manager of Softbank Latin America Ventures, Venture Capital Fund. From 1984 to 2000, he worked at Merchant Bankers Asociados, MBA Banco de Inversiones and MBA Sociedad de Bolsa. He has been a partner of Merchant Bankers Asociados since 1992, which was affiliated with Salomon Brothers and the investment company of Nicholas Brady, former U.S. Secretary of Treasury. In addition, he currently serves as a director of Proener S.A.U., Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U., and as an alternate director of IGCE, DGCU, DGCE, CP Renovables S.A., CP Patagones S.A.U., CP Achiras S.A.U., CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Manque S.A.U. y CP Los Olivos S.A.U.

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

Rubén Omar López holds a degree in Electrical Engineering from the Universidad Tecnológica Nacional. He also holds a postgraduate degree in Business Management from Universidad de Buenos Aires. From 2013 to 2019, he was our planning and regulation manager, from 2019 to April 2020 he was our Strategic Planning Director. Since April 2020, he is our Renewable Energy Manager. He has more than 30 years of experience in the utilities sector, where he has held different positions both in technical and commercial areas. In addition, he currently serves as director of EDESUR S.A. and alternate director of Distrilec Inversora S.A. He currently serves as Chairman of: CP Achiras S.A.U., CP La Castellana S.A.U., CPR Energy Solutions S.A.U., Central Aimé Painé S.A., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., CP Manque S.A.U. and CP Los Olivos S.A.U., In addition, he has been a director in Compañía Administradora del Mercado Mayorista Eléctrico (CAMMESA) since 2015 to August 2019.

José Manuel Pazos holds a degree in law from the Universidad Católica Argentina. He also holds a postgraduate degree in Utilities’ Economic Regulation from the Universidad Austral. He has served as General Counsel, Head of Legal Area and alternate director of our Board of Directors since 2015. From 1997 to 2002, he served as lawyer of the Argentine Secretariat of Energy and Emprendimientos Binacionales S.A. (EBISA), and, from 2003 to 2014, he worked for the law firm, Bruchou, Fernández Madero & Lombardi. Between 2007 and 2008, he worked for Simpson Thacher & Bartlett LLP in New York. Currently he serves as alternate director of Distrilec Inversora S.A., CP Renovables S.A., CP Achiras S.A.U., CPR Energy Solutions S.A.U., CP La Castellana S.A.U., CP Patagones S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., CP Manques S.A.U. and CP Los Olivos S.A.U.

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

Juan Pablo Gauna Otero holds a degree in Accounting from the Universidad Argentina JF Kennedy. In addition, he took graduate level courses in Executive Business Administration in IAE Business School, GIP program in strategy at Harvard Business School, GIP program in innovation (IESE University, New York) and holds a post-graduate degree from the University of Buenos Aires in administration and management of SMEs (small and medium-sized enterprises). From 1997 to 2002, he served as senior accountant of Banco Privado de Inversiones. From 2003 to 2009, he served as finance manager of Big Bloom SA (Wanama and John L Cook). From 2010 to 2012, he served as finance manager of BTM Argentina. He is currently a member of the boards of directors of the following companies: Patagonia Gold S.A. (mining), Minera Minamalu S.A. (mining), Cheyenne S.A. (air taxi services), Plusener S.A. (energy), MB Holding S.A, Huemeles SA (mining), Leleque Explotación (mining), Agropecuaria Cantomi SA (Agriculture), Enter Bar Sa (polo club), Motion Ventures SAS (innovation & technology) and (Mojame SA), as well as a syndic of Minera Aquiline Argentina S.A. and Delta del Plata S.A. In addition, Mr. Otero currently serves as accountant of Agropecuaria Cantomi S.A.

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

Gabriel Enrique Ranucci holds a Law degree received from the University of Belgrano in 1999. Since 2001 he joined as Legal Advisor of the Subsecretariat of Public Revenues of the Province of Neuquén, until 2012. From 2012 to 2015 he was appointed Director General of Legal of the Provincial Directorate of Revenues of the Province of Neuquén. From 2015 to 2017 he was appointed Provincial Director of Legal Affairs and Concessions dependent on the Subsecretariat of Public Revenues of the Province of Neuquén. From December 10, 2017 to the present, he has been appointed as Administrative Technical Coordinator of the Ministry of Energy and Natural Resources of the Province of Neuquén.

Jorge Anibal Rauber holds a degree in Electrical Engineering from the Universidad Nacional de la Plata and post-graduate degrees in Electrical Market Management from the Instituto Tecnológico de Buenos Aires (ITBA) and in Business from the Universidad Di Tella. From 2006 to 2012, Mr. Rauber worked as general manager of AES Argentina Generación S.A. From 2016 to 2017, he served as general manager of Subterráneos de Buenos Aires Sociedad del Estado. He currently serves as vice-chairman of Termoeléctrica José de San Martin S.A. From 2017 to March, 2021, Mr. Rauber served as Chief Executive Officer of Central Puerto.

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

The acts or agreements that a company enters into with a related party involving a relevant amount shall fulfill the requirements set forth in Section 72 and 73 of Argentine Capital Markets Law. Under Section 72, the directors and syndics (as well as their ascendants, descendants, spouses, brothers or sisters and the companies in which any of such persons may have a direct or indirect ownership interest) are deemed to be a related party. A relevant amount is considered to be an that which exceeds 1.00% of the net worth of the company as per the latest balance sheet. The board of directors or any of its members shall require from the audit committee a report stating if the terms of the transaction may be reasonably considered adequate in relation to normal market conditions. The company may proceed with the report of two independent evaluating firms that shall have informed them about the same matter and about the other terms of the transaction. The board of directors shall make available to the shareholders the report of the audit committee or of the independent evaluating firms, as the case may be, at the main office on the business day after the board’s resolution was adopted and shall communicate such fact to the shareholders of the company in the respective market bulletin. The vote of each director shall be stated in the minutes of the board of directors approving the transaction. The transaction shall be submitted to the approval of the shareholders of the company when the audit committee or both evaluating firms have not considered the terms of the transaction to be reasonably adequate in relation to normal market conditions. In the case where a shareholder demands compensation for damages caused by a violation of Section 73, the burden of proof shall be placed on the defendant to prove that the act or agreement was in accordance market conditions or that the transaction did not cause any damage to the company. The transfer of the burden of proof shall not be applicable when the transaction has been approved by the board of directors with the favorable opinion of the audit committee or the two evaluating firms.

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

During the annual ordinary shareholders’ meeting convened for April 30, 2021, the shareholders will consider the approval of the directors’ fees that amounted to a total of Ps.12,510,000 for services rendered in 2020, which were paid in 2020.

As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

Independence Criteria of Directors

In accordance with the provisions of Section 4, Chapter I, Title XII “Transparencia en el Ámbito de la Oferta Pública” and Section 11, Chapter III, Title II “Órganos de Administración y Fiscalización, Auditoría Externa” of the CNV rules, we are required to report to the shareholders’ meeting, prior to vote the appointment of any director, the status of such director as either “independent” or “non-independent.” At present José Luis Morea, Juan José Salas, Tomas José White, Jorge Eduardo Villegas, Oscar Luis Gosio, Guillermo Rafael Pons, Gonzalo Ballester, Federico Cerdeiro and Gabriel Enrique Ranucci are independent members of our Board of Directors according to the criteria established by the CNV, which may differ from the independence criteria of the NYSE and NASDAQ. See “Item 6.—Audit Committee” for further details about independence requirements of the members of our Audit Committee at the time of the offering.

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

Senior Officers

The following table sets forth the current composition of our management team:

Name	Title	Date of first appointment to position	Date of Birth
Fernando Roberto Bonnet(1)	CEO	2021	March 23, 1977
Enrique Terraneo(2)	CFO	2021	October 13, 1974
Eduardo Nitardi	Engineering Director	2016	July 18, 1955
Alberto Francisco Minnici	Production and Combined Cycle Plant Manager	2015	April 14, 1965
José María Saldungaray	Fuel Supply Planning Manager	2014	February 18, 1967
Justo Pedro Sáenz(3)	Administration Manager	2007	May 2, 1958
José Manuel Pazos	General Counsel, Head of Legal Area	2015	September 14, 1971
Rubén Omar López	Renewable Energy Manager	2019	April 17, 1964
Gabriel Omar Ures	Commercial Director	2018	December 31, 1978
Leonardo Marinaro	Legal Affairs Manager	2007	April 25, 1963
Javier Alejandro Torre	Human Resources Manager	2016	April 19, 1967
Adrián Gustavo Salvatore	Institutional Relations Director	2019	April 26, 1967
Martín Fernández Barbiero	Compliance and Internal Audit Manager	2009	April 28, 1971
Leonardo Katz	Director de Planificación Estratégica	2020	March 24, 1970

(1)
On March 31, 2021, Mr. Jorge Rauber stepped down as Chief Executive Officer of the Company due to personal reasons. Mr. Fernando Bonnet, our then Chief Operating Officer, was appointed Chief Executive Officer effective as of April 1, 2021.

(2)	Mr. Enrique Terraneo was appointed Chief Financial Officer of the Company, effective as of April 12, 2021.

(3)	From 2007 to 2016, he served as administration and human resources manager of Central Puerto, and since 2016 he serves as administration manager of Central Puerto.

The following are the academic and professional backgrounds of our senior management. The business address of each of the members of our senior management team is Avda. Thomas Edison 2701, Buenos Aires, Argentina.

Fernando Roberto Bonnet holds a degree in Accounting from the Universidad Nacional de Buenos Aires. In addition, from 2009 to 2010, he took a graduate level course in Executive Business Administration in IAE Business School, Universidad Austral. Since April 1, 2021, he serves as the Chief Executive Officer of our company. From March 2020 to March 2021, he served as the Chief Operating Officer of our company. He has served as CFO of our company since 2010 (position that he continues to hold until his replacement is appointed) and, from 2008 to 2010, he also served as tax manager. He served as tax manager of Ernst & Young Argentina. Mr. Bonnet currently serves as vice-chairman of Proener S.A.U. and CP Renovables S.A He currently serves as an alternate director of CP Achiras S.A.U., CPR Energy Solutions S.A.U., CP La Castellana S.A.U., CP Patagones S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., Central Aimé Painé S.A., CP Manques S.A.U. and CP Los Olivos S.A.U.

Enrique Terraneo holds a degree in Accounting from the Universidad Nacional de Buenos Aires. In addition, from 2009 to 2010, he took a graduate level course in Executive Business Administration in IAE Business School, Universidad Austral. Since April 2021, he serves as Chief Financial Officer of our company. Previously, he served as new business manager in Lartirigoyen y Cia. From 2019 to 2020, he served as CFO of Banco de Inversion y Comercio Exterior. Between 2006 and 2019, he served as finance managerof our company. He served as audit manager of Ernst & Young Argentina.

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

José María Saldungaray holds a degree in Electrical Engineering from the Universidad Nacional del Sur, Bahía Blanca, Argentina. He has been our planning manager since 2014. He currently serves as alternate director of Proener S.A.U., Vientos la Genoveva S.A.U. and Vientos La Genoveva II S.A.U. He also served as commercial manager of HPDA and was a member of the board of directors of Centrales Térmicas Mendoza S.A. and LPC.

Gabriel Omar Ures holds a degree in Systems Engineering from the Universidad Abierta Interamericana. He also holds a Postgraduate degree in Gas and Electricity Administration in Instituto Tecnológico de Buenos Aires (ITBA) and a Management Program from the Darden Business School of the University of Virginia, United States. He started his professional career in 1997 and has over 21 years of experience working in the Argentine power sector. Among other positions, he held managerial positions in Hidroeléctrica Alicura, was commercial director of AES Argentina Generación, General Manager of Termoeléctrica Manuel Belgrano (from 2013 to 2018), Commercial Manager in Central Dock Sud (YPF EE). Additionally, he was a director of various companies and industry chambers, including AGEERA (Asociación de Generadores de Energía Eléctrica de la República Argentina) where he has been elected as President for 5 consecutive terms (2012/2017) after holding the Vice Presidency. He currently serves as director of CAMMESA and Termoeléctrica Manuel Belgrano S.A.

Leonardo Marinaro holds a degree in law from the Universidad Católica Argentina. He has been our legal affairs manager since 2007. Mr. Marinaro has served as director of LPC, CTM and Edesur S.A. He is currently a director of CP Renovables S.A., Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U., and alternate director of Proener S.A.U., Central Vuelta de Obligado S.A., TMB, TJSM, Distrilec Inversora S.A., Central Aimé Painé S.A., DGCE, IGCE, and Energía Sudamericana S.A.

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

Leonardo Katz: holds a degree in Industrial Engineering from the Universidad Nacional de Salta. He also received an MBA degree in 2001 from Universidad del CEMA. He has more than 20 years of experience in the Generation sector. He has been the General Manager of Central Vuelta de Obligado S.A., in charge of the completion of the project and the closing of commercial litigation, currently remain as a Chairman. Previously Mr Katz served in Central Puerto as Planning and Investments Manager (Dec’15 to Dec’19), Head of Internal Investment Planning (Apr’07-Dec’15). He served as Latam Senior Market Analyst since Set’97 in CMS Energy an American company who used to have assets in Argentina and Latam. He is a Director in the FONINVEMEN Projects since its completion.

For the biography of Mr. Justo Pedro Sáenz, José Manuel Pazos, Rubén Omar López, Javier Alejandro Torre and Adrián Salvatore see “Item 6.—Board of Directors.”

Compensation

In 2020, our management received compensation and fees totaling Ps. 160.31 million (in nominal values), of which Ps. 38.1 million consisted of an annual bonus. The annual bonus to management is normally between three and four times their salaries and is based on certain performance thresholds related to the amount of work performed and the importance of such work to our business. We also compensate directors who perform managerial, technical and administrative functions for their roles both as directors and as executive officers.

Audit Committee

Under the SEC rules applicable to corporate governance, we are required to maintain an audit committee.

Pursuant to Argentine Capital Markets Law and its implementing regulations, we are required to have an audit committee consisting of at least three members of our Board of Directors with experience in business, finance, accounting, banking and audit matters. Under CNV regulations, at least a majority of the members of the audit committee must be independent directors under CNV standards.

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

The following criteria preclude a person from being considered “independent”: (i) being connected with the company or the company´s shareholders that have (direct or indirect) significant participations, or being connected with companies in which the aforementioned shareholders have (direct or indirect) significant participations; (ii) maintaining a frequent professional relation, of relevant nature and volume, with, or receiving remuneration or fees from, the company, its shareholders who have a (direct or indirect) significant participation, or companies in which the aforementioned shareholders have (direct or indirect) significant participations; (iii) maintaining a significant participation, through the possession of shares of the capital stock and/or the votes, in the company and/or in another company in which the company has a significant participation; (iv) on a regular basis, selling and/or providing goods and/or services of relevant nature and volume (directly or indirectly) to the company or to shareholders that have (direct or indirect) significant participations; (v) being the director, CEO, administrator or principal executive for a non-profit organization which has received funds in amounts exceeding those established by Resolution No. 30/2011 of the UIF (currently equivalent to Ps. 300,000) from the company or its parent company; (vi) receiving any payments from the company or companies of the same group other than fees as a director or dividends as shareholder; and (vii) being a member of the administrative or supervisory committee and/or holding a significant participation (directly or indirectly) with respect to one or more companies that are registered as Agente de Negociación, Agente de Liquidación y Compensación y/o Agente de Corretaje de Valores Negociables.

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

Pursuant to Argentine Capital Markets Law, the Audit Committee, among other things:

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

The following chart shows the members of our Audit Committee according to the resolution passed at the Board of Directors’ meeting held on May 27, 2020

Name	Title	Date of first appointment to position	Date of birth	Status(1)

Tomás José White	Chairman	May 14, 2018	May 18, 1957	Independent
Juan José Salas	Member	May 6, 2016	February 23, 1960	Independent

José Luis Morea	Member	May 13, 2019	October 19, 1954	Independent
Jorge Eduardo Villegas	Alternate Member	May 11, 2017	January 9, 1949	Independent
Oscar Luis Gosio	Alternate Member	July 12, 2007	August 17, 1954	Independent

(1)	Status based on rules of the CNV and the Commission.

For the biographies of the members of our Audit Committee, see “Item 6.—Board of Directors.”

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and are vested with the powers set forth by the Argentine Corporate Law and other applicable legal provisions. Any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expired on December 31, 2020

Members of our Supervisory Committee are also authorized to attend Board of Directors’ and shareholders’ meetings, call extraordinary shareholders’ meetings and investigate claims brought in writing by shareholders who own more than 2.00% of our outstanding shares. Pursuant to the Argentine Corporate Law, only lawyers and accountants admitted to practice in Argentina and domiciled in Argentina or civil partnerships composed of such persons may serve as syndics in an Argentine sociedad anónima, or limited liability corporation. Following the registration of the 2016 Merger, members of our Supervisory Committee may call for an ordinary shareholders’ meeting, in the specific cases provided by law, as deemed necessary by any of them, or otherwise when so required by shareholders representing no less than 5.00% of our capital stock. Pursuant to Section 294 of the Argentine Corporate Law, our Supervisory Committee must review our books and records, when deemed convenient and at a minimum on a quarterly basis.

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

The following chart shows the members of our Supervisory Committee according to the resolution passed at the annual ordinary shareholders’ meeting held on April 30, 2020. According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV rules, all of our syndics and alternate syndics are independent.

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

.Eduardo Antonio Erosa holds a degree in Accounting from the Universidad Católica Argentina in 1985. He has served as a syndic of our Supervisory Committee since 2013. He currently is President of the Board of Directors of Compañía Argentina de Navegación de Ultramar S.A. In addition, he is an alternate syndic of LE Capital S.R.L and Central Aimé Painé S.A.

Juan Antonio Nicholson holds a degree in law from the Universidad de Buenos Aires, where he also was adjunct professor of Commercial Law. He is partner at the law firm Nicholson y Cano Abogados. He served as a director and syndic of several companies. Since 2005 he has been a syndic of HSBC Bank Argentina. He is also president of el Tunalito S.A. Since 2018 he serves as a member of our Supervisory Committee

Horacio Ricardo Erosa holds a degree in Accounting from the Universidad de Buenos Aires. He has served as an alternate syndic of our Supervisory Committee since 2013. He is currently Chairman of the board of directors of Compañía Argentina de Navegación de Ultramar S.A. and also serves as syndic of LE Capital S.R.L. and Central Aimé Painé S.A.

Carlos Adolfo Zlotnitzky holds a degree in Accounting from the Universidad de Buenos Aires. He has served as an alternate syndic of our Supervisory Committee since 2015. He works as an independent accountant and tax and accounting advisor for both legal entities and individuals. He currently serves as alternate syndic of DGCE, DGCU, IGCE, Central Aimé Painé S.A. ESSA, CP Manques S.A.U. and CP Los Olivos S.A.U.

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

Compensation

During the annual ordinary shareholders’ meeting convened for April 30, 2021, the shareholders will consider the approval of the Supervisory Committee’s fees of Ps.950,000 (in nominal terms) for services rendered in 2020.

Family Relationships

Mr. Eduardo Antonio Erosa and Mr. Horacio Ricardo Erosa are brothers, and serve as Syndic and Alternative Syndic, respectively, on our Supervisory Committee. Mr. Juan Antonio Nicholson is the father of Lucas Nicholson, and serve as Syndic and Alternate Syndic, respectively, on our Supervisory Committee. Mr. Diego Gustavo Petracchi and Tomas Peres are cousins, and serve as Directors, on our Board of Directors.

Share Ownership

The table below sets forth information concerning the share ownership of our directors and members of our administrative, supervisory or management bodies as of April 19, 2021.

Name	Title	Shares	% of shares
Marcelo Suvá	Alternate Director	1,500,000	0.10%
Fernández Barbiero, Martín	Compliance and Internal Audit Manager	285	0.00%
Leonardo Katz	Director de Planificación Estratégica	2,675	0.00%
Enrique Terraneo	CFO	4,000	0.00%

Employees

We had 885 employees as of December 31, 2020, 894 employees as of December 31, 2019, and 803 employees as of December 31, 2018.

The following table breaks down the number of our employees and their affiliation with unions for the periods indicated:

Year	Union	Puerto Complex	La Plata	Luján de Cuyo	Piedra del Águila	Brigadier López	Terminal 6-San Lorenzo	CP Renovables	CP La Castellana	CP Achiras	VientosLa Genoveva	CVOSA
2017	Subtotal outside CBA	68	3	10	4	—	—	1	3	3	-	—
						—	—
	APSEE	104	2	—	—	—	—	—	—	—	-	—
	LYF	360	23	—	—	—	—	—	—	—	-	—
	FATLYF	—	—	89	47	—	—	—	—	—	-	—
	APUAYE	—	—	16	5	—	—	—	—	—	-	—
	Subtotal under CBA	464	25	105	52	—	—	1	5	5	-	40
	Total	532	28	115	56	—	—	1	5	5	-	78

2018	Subtotal outside CBA	116	—	11	4	—	—	1	5	5	-	38

	APJAE	—	—	—	—	—	—	—	—	—	-	6
	APSEE	100	—	—	—	—	—	—	—	—	-	—
	LYF	336	—	—	—	—	—	—	—	—	-	—
	FATLYF	—	—	83	43	—	—	—	—	—	-	34
	APUAYE	—	—	16	5	—	—	—	—	—	-	—
	Subtotal under CBA	436	—	99	48	—	—	1	5	5	-	40
	Total	552	—	110	52	—	—	1	3	5	-	78

2019	Subtotal outside CBA	119	—	9	4	0	11	1	6	4	-	31
						—	6
	APJAE	—	—	—	—	—	—	—	—	—	-	6
	APSEE	91	—	—	—	—	—	—	—	—	-	—
	LYF	327	—	—	—	—	—	—	—	—	-	—
	FATLYF	—	—	81	41	71	21	—	—	—	-	34
	APUAYE	—	—	16	5	—	2	—	—	—	-	8
	Subtotal under CBA	418	—	97	46	71	29	0	0	0	-	48
	Total	537	—	106	50	71	40	1	6	4	-	79

2020	Subtotal outside CBA	107	-	9	4	-	16	-	6	4	1	31

	APJAE	-	-	-	-	-	6	-	-	-	-	6
	APSEE	92	-	-	-	-	-	-	-	-	-	-
	LYF	322	-	-	-	-	-	-	-	-	-	-
	FATLYF	-	-	80	43	71	21	-	-	-	-	34
	APUAYE	-	-	16	5	-	2	-	-	-	-	8
	Subtotal under CBA	414	-	96	48	71	29	-	-	-	-	48
	Total	521	-	105	52	71	45	-	6	4	1	79

Note: APSEE: Asociación del Personal Superior de Empresas de Energía

LYF: Luz y Fuerza

FATLYF: Federación Argentina de Trabajadores de Luz y Fuerza

APUAYE: Asociación de Profesionales del Agua y la Energía Eléctrica

The CBA entered into with the several unions that have members working at our sites include the terms and conditions that govern the employment contracts of the workers affiliated with each of these unions. Some of the most relevant terms and conditions of these agreements include the positions that are included in and excluded from bargaining, work schedules, salary levels and additional amounts payable on the basis of the worker’s job, working days and leaves, among other things.

Matters that are not specifically agreed upon in collective bargaining are governed by the applicable labor laws in Argentina.

The CBAs are entered into for a specific term and may be renewed by the parties. If not renewed, they may remain in place under the principle of survival of repealed laws set forth in the CBA Law No. 14,250.

Item 7.	Major Shareholders and Related Party Transactions

Item 7.A.	Major Shareholders

As of April 21, 2021, we had 1,514,022,256 outstanding shares of common stock with a par value of Ps.1.00 per share. Each share of common stock is entitled to one vote. We do not have any preferred shares outstanding and only have one class of common shares outstanding. 8,851,848, or 0.58%, of our common shares are held by our subsidiary, Proener S.A.U.

The following table sets forth certain information known to us concerning the beneficial ownership over 5% or more of our common shares as of April April 21, 2021 (except as set forth below).

Beneficial Owner	Shares	% of shares
Plusener S.A.(3)	158,073,984	10.44%
Argentine Government	124,949,112	8.25%
Guillermo Pablo Reca(2)	176,225,624	11.64%
Eduardo José Escasany(2)	77,643,863	5.13%
Senior Management and Directors**	1,502,960	0.10%
Other Shareholders(1)	975,626,713	64.44%
Total	1,514,022,256	100.00%

**	Marcelo Suvá Enrique Terraneo, Leonardo Katz and Martín Fernández Barbiero each own less than 1% of the outstanding common stock.

(1)	No other shareholder, has beneficial ownership of more than 5% of our common shares. None of our senior officers own any of our common shares.

(2)	According to Schedules 13G filed with the Commission by each of the beneficial owners on February 14, 2021.

(3)	According to Schedules 13G filed with the Commission by Plusener S.A. on February 6, 2020.

On February 2, 2018, we completed our initial public offering on the NYSE.  The table below sets forth information regarding the changes in the percentage ownership held by our major shareholders during the past three years.

	As of January 11, 2018		As of April 24, 2018
Shareholder	Number of shares held	% of shares	Number of shares held	% of shares
Guillermo Pablo Reca	206,325,624	13.63%	176,225,624	11.64%
Eduardo José Escasany	154,201,690	10.18%	77,471,913	5.12%

As of April 21, 2021, we had approximately 35,968,751 ADSs outstanding.

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

On June 24, 2020, our Board of Directors authorized the purchase of 30% of the capital stock of the subsidiary CP Renovables S.A. from Mr. Guillermo Pablo Reca. On June 24, 2020, we acquired 993,993,952 shares, at a value of US Dollars 0.034418 per share, which were fully paid through the transfer of financial assets. Based on the Audit Committee’s report, the Board of Directors determined that such transaction was an arm´s length transaction.

As a result of this transaction, as of the date of this annual report, the Company´s consolidated interest in the subsidiary CP Renovables S.A. amounts to 100% of its capital stock.

This transaction was accounted as a transaction with non-controlling interest in accordance with IFRS 10. Consequently, the difference of 1,966,148 between the book value of the non-controlling interest at the transaction date and the fair market value of the consideration paid was directly recognized in equity and attributed to holders of the parent.

This way, the Company´s consolidated interest in the subsidiary CP Renovables S.A. amounts to 100% of the capital stock as at December 31, 2020.

Except as set forth below and as otherwise permitted under applicable law, we are currently not party to any transactions with, and have not made any significant loans to, any of our directors, key management personnel or other related persons, and have not provided any guarantees for the benefit of such persons, nor are there any such transactions contemplated with any such persons.

Management Assistance Agreement

A member of our Board of Directors, Marcelo Suvá, is also a manager and director of RMPE. In addition, Guillermo Pablo Reca holds a 70.65% interest in RMPE and currently serves as regular director and chairman of RMPE. RMPE (formerly known as SADESA Servicios S.A.) provides certain administrative, financial, commercial, human resources and general management services to us under the terms of the management assistance proposal dated November 30, 2007, as amended and assigned (the “Assistance Proposal”). The Assistance Proposal was valid for five years as of December 1, 2007, was automatically extended for another five-year period until December 1, 2017 and has been extended recently for another five-year period until December 1, 2022. We must pay a fee equal to one and a half percent (1.50%) of our annual gross sales revenues carried out as a result of our main activities. The amounts accrued under this agreement in years ended December 31, 2020, 2019, and 2018 were Ps. 544.4 million, Ps. 489.1 million, and Ps. 334.9 million million, respectively. Other than the management assistance services we receive from RMPE, a lease between us, as lessor, and RMPE, as lessee, involving monthly payment of Ps.18,000, and the directorship of one member of our Board of Directors (Marcelo Suvá), we have no related party relationship with . For more information on the related party transactions with RMPE, see Note 16 to our Audited Consolidated Financial Statements.

Item 7.C	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

Item 8.A.	Consolidated Statements and Other Financial Information.

See Item 18 and our Audited Consolidated Financial Statements as of December 31, 2020 and for the years ended December 31, 2020, 2019, and 2018 included in this annual report.

Legal Proceedings

Income Tax for Fiscal Year 2014

In February 2015 Central Puerto, for itself and as the successor company of Hidroeléctrica Piedra del Águila (HPDA) (the merged company) filed income tax returns for the nine-month period ended September 30, 2014, applying the adjustment for inflation mechanism established by the Argentine Income Tax Law. In addition, the Company filed its income tax return for the three-month period ended December 31, 2014, applying the same adjustment for inflation mechanism established by the Argentine Income Tax Law. Based on the opinion of legal counsel and on the IFRIC accounting guidelines, we concluded that it is probable that the Argentine tax authority may accept the Company’s interpretation, thus not requiring to register a liability under such item with respect to income tax determination for fiscal year 2014.

Action for Recovery—Income Tax Refund for Fiscal Period 2010

In December 2014, Central Puerto, as merging company and continuing company of HPDA, filed action for recovery with the tax authorities regarding the income tax for the fiscal period 2010 that amounted to Ps. 67,383 thousand at historical, which was incorrectly entered by HPDA. This recourse action seeks to recover the income tax entered by HPDA in accordance with the lack of application of the inflation - adjustment mechanism established by the Income Tax Law. In December 2015, the term stated by Law no. 11 683 elapsed, Central Puerto brought a contentious-administrative claim before the National Court to ask for its right to obtain the income tax recovery

In October 2018, Central Puerto was served notice of the judgment issued by the Federal Contentious-Administrative Court No. 5, which granted the right to recourse. The judgment ordered tax authorities to return the amount of Ps. 67,612 thousand (at historical values) to the Company plus the interest stated in the Central Bank Communication 14290 and ordered that legal cost must be borne by the defendant. Such judgment was appealed by the National Tax Administration, and on September 9, 2019, Division I of the National Court of Appeals of the Federal Contentious- Administrative Court (“CNACAF”) confirmed the appealed judgment. On September 24, 2019, the National Tax Administration raised Federal Extraordinary Appeal (“REF”) against CNACAF judgment, which was replied by the Company. On October 29, 2019, CNACAF granted the REF and sent the file to the Argentine Supreme Court, where remains under analysis as of the date of this annual report.

Action for recovery - Income Tax Refund for Fiscal Years 2009, 2011 and 2012

In December 2015, the Company filed a claim before the Argentine Tax Authorities in relation to income tax for the fiscal year 2009, in the amount of Ps. 20,395 thousand at historical values. By filling such action, we intend to recover the excess amounts we paid due to the non application of the the inflation adjustment as set forth in the Argentine Income Tax Law. On April 22, 2016, after the term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the first instance tax courtCNACAF. On September 27, 2019, the first instance tax court rendered a judgment rejecting the Company’s complaint. Such judgment was subsequently appealed by the Company on October 4, 2019 and, on March 11, 2020, the CNACAF revoked the first instance tax court judgment, in favor of the Company’s claim. Consequently, the Treasury filed an extraordinary appeal before the argentine Supreme Court of Justice on August 3, 2020, which as of the current date is subject to analysis.

In December 2017, the Company, as merging and continuing company of HPDA, filed a claim before the Argentine Tax Authorities for the recovery of Ps. 52,783 thousands at historical values paid in excess by HPDA on its 2011 fiscal year Income Tax fiscal period. By filling such action, HPDA intends to recover the excess amounts paid due to the non application of the inflation adjustment set forth in the Argentine Income Tax Law. On April 1, 2019, such claim was rejected by Argentine Tax Authorities. Therefore, the Company filed an administrative and legal action on April 25, 2019.

In December 2018, the Company filed two claims for recovery with AFIP. The first claim was filed by the Company, as merging and continuing company of HPDA, regarding the income tax for the fiscal year 2012 that amounted to Ps. 62,331 thousand at historical values. The second claim for recovery was filed by the Company regarding the income tax for the same fiscal period that amounted to Ps. 33,265 thousand at historical value which was entered in excess by the Company. These actions seek to recover the income tax entered by HPDA and the Company in accordance with the lack of application of the inflation-adjustment mechanism aforementioned.On September 12, 2019, the Company filed both actions with the Federal Contentious- Administrative Court against AFIP-DGI. in accordance with Section 82, paragraph “c” of Law no. 11,683 (restated text 1998 as amended), as the term established in the second paragraph of Section 81 of such law had elapsed.

Action for recovery - Income Tax Refund for Fiscal Year 2015

On December 23, 2020, the Company submitted a claim before the Argentine Tax Authorities in relation to income tax for the fiscal year 2015, for the amount of Ps. 129,231 thousands at historical values. The purpose of the claim for recovery is to obtain reimbursement of the income tax paid by the Company due to the non application of the inflation adjustment mechanism set forth in the Argentine Income Tax Law.

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

As of the date of this report, in accordance to the Central Bank regulations, we are required to obtain a prior authorization in order to have access to the FX Market to purchase the foreign currency (a step necessary to make international transfers) to pay dividends. However, as of the date of this annual report, there are no restriction to use the cash and equivalents in foreign currency that the company may hold in order to pay dividends to its shareholders.

Furthermore, as from January 17, 2020, in accordance with Central Bank regulations, access is granted to the FX Market exchange market to pay dividends to non-resident shareholders, subject to the requirement that the total amount of transfers executed through the FX Market for payment of dividends to non-resident shareholders may not exceed 30% of the total value of any new capital contributions made in the Company that had been entered and settled through such exchange market. The total amount paid to non-resident shareholders may not exceed the corresponding amount denominated in Argentine Pesos that was determined by the related shareholders' meeting.

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

Item 8.B Significant Changes

The main subsequent events occurred after the closing date of the annual financial statements (December 31, 2020) are the following:

Communication “A” 7230 issued by the Central Bank

On February 25, 2021, through Communication “A” 7230, the Central Bank broadened the regulation scope of the previously issued Communication “A” 7106 to all those debt installments higher than US$2 million becoming due between April 1 and December 31, 2021. Consequently, as of the date of this annual report, we are maintaining negotiations with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC with the aim of rescheduling installments becoming due in June, September and December 2021 according to the loan agreement signed with such creditor banks. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business” and “ —Risks Relating to Our Business—We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations.”

Item 9.	The Offer and Listing

Item 9.A.	Offer and listing details

Our shares are listed on the BYMA and, since February 2, 2018, have been listed on the NYSE under the symbol “CEPU.”

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

Our common shares are listed on the BYMA under the symbol “CEPU.” During 2020, the volume traded on the BYMA amounted to 138,573,489 shares. The total number of shares subscribed and integrated on December 31, 2020 was 1,514,022,256, of which 100% were listed and available to trade on the Buenos Ares Stock Exchange.

On February 1, 2018, we completed our IPO and on February 2, 2018, our ADSs representing our common shares began to trade on the NYSE under the symbol “CEPU.” From January 1, 2020 to December 31, 2020 the volume of ADRs traded on the NYSE amounted to 45,705,700, equivalent to 457,057,000 common shares.

Consequently, the total trading volume of our common shares during 2020 was 595,630,589.

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

Capital Stock

As of the date of this annual report, our capital stock amounts to Ps.1,514,022,256 and is represented by 1,514,022,256 common shares with a par value of Ps.1.00 and one voting right each, all of them having been fully paid in and admitted to public offering

On December 16, 2016, at a meeting of our shareholders, our shareholders decided to reduce the voluntary reserve by Ps.1,324,769,474 and capitalize such funds through the payment of a dividend in shares of seven new shares of common stock with a par value of Ps.1.00 per share for each outstanding share of common stock. Following such capitalization and dividend of shares, and as of the date of this annual report, we have 1,514,022,256 outstanding shares of common stock with a par value of Ps.1.00 per share.

As of the date of this annual report, one of our subsidiaries holds 8,851,848 of our common stock.

As of the date of this annual report, we are not aware of any individuals who hold, or who have agreed to hold, conditionally or otherwise, stock options, with respect to our common shares

Articles of Incorporation and Bylaws

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

Statutory Provisions concerning our Supervisory Committee

The Company’s oversight shall be in charge of a Supervisory Committee to be comprised by three (3) permanent and three (3) alternate statutory auditors. Statutory auditors will be elected for one (1) fiscal year and will be vested with the powers set forth by Argentine Corporate Law and other applicable legal provisions.

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

Rights, Preferences and Restrictions attached to our Shares

According to our bylaws, realized and liquid profits will be allocated in the following order: (i) 5% to the legal reserve until reaching at least 20% of our subscribed capital; (ii) Directors’ fees, within the amounts set forth by Section 261 of the Argentine Corporate Law, which may not be exceeded, and Statutory Auditors’ fees; (iii) payment of dividends in connection with the employee stock ownership plan; (iv) optional reserves and provisions, at the discretion of the shareholders’ meeting; and (v) the remaining balance shall be distributed as dividends among shareholders, regardless of their class.

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

Mandatory Tender Offer Regime

We are subject to the mandatory tender offer rules set forth in Argentine Capital Markets Law, which provide that in certain circumstances a mandatory tender offer (“OPA”) must be launched at an equitable price with respect to some or all of a company’s outstanding shares. Such circumstances giving rise to an OPA include instances where a person individually or through concerted action, has effectively acquired a controlling interest in a company whose shares are admitted to the public offering regime. The Argentine Capital Markets Law also provides that a person acquires a controlling interest, individually or in concert with other persons when (i) directly or indirectly reaches a percentage of voting rights equal to or greater than 50% of the company, excluding from the basis of calculation the shares that belong, directly or indirectly, to the offeree company; or (ii) has reached a shareholding of less than 50% of the voting rights of a company, but acts as a controlling shareholder (a controlling shareholder being understood as one that directly or indirectly, individually or jointly, holds a shareholding that grants it the necessary votes to form the corporate will in ordinary meetings or to elect or revoke the majority of the directors or supervisory directors).

In line with the above CNV regulations set forth that an OPA applies in case of a person effectively acquiring, individually or in concert with other persons, a controlling interest in a listed company whether:

●
through the acquisition of shares or subscription rights or options granted by the issuing company itself on those shares, convertible securities or other similar securities which, directly or indirectly, may give the right to the subscription and/or acquisition of securities, or conversion of those shares with voting rights in that company;

●
through agreements with other holders of securities that, in a concerted manner, grant the necessary votes to form the corporate will in ordinary meetings or to elect or revoke the majority of the directors or members of the supervisory committee, as well as any other agreement that, for the same purpose, regulates the exercise of voting rights in the administrative organ or to whom the latter delegates the management. The CNV regulations clarifys that (a) this assumption will be applicable when (i) the parties to the agreement have acquired the voting shares of the company, acting individually or in concert within the 12 months prior to the signing of the agreement; or (ii) when a new shareholder promotes and subscribes an agreement with others in order to establish joint control of the affected company by reason of its entry as a shareholder; and (b) this situation shall not apply when a shareholding of less than 50% is acquired in a controlling company of a listed company and there is a prior agreement to which the new shareholder adheres, occupying the position held by the selling shareholder, without any change in the controlling company's shareholding in the target company; or

●	in an indirect or supervening manner, including the cases of mergers or other corporate reorganizations.

In accordance with the above, CNV regulations further provide that once the controlling interest is reached such situation must be immediately disclosed to the market by the affected company.

●
The Argentine Capital Markets Law provides that the OPA procedure must be carried out after the takeover and the the deadline for submitting the tender offer documents is one month from the moment the controlling interest is reached. Accordingly the OPA must be made within 90 calendar days from the date it becomes mandatory

Determination of the OPA Price

For an OPA in the case of a change in control, the Argentine Capital Markets Law and CNV regulations establish that the "equitable price" to be offered will be determined as the higher of the following:

a)
the highest price that the offeror has paid or agreed for the marketable securities subject to the offer during the 12 months prior to the date of the agreement or payment that allowed reaching the controlling interest, without considering acquisitions of not significant volumes &boxh;5 % or less of the total trading volume on the trading floor of the day of arrangement&boxh;, made at the quoted price, and including any other additional consideration paid or agreed in relation to such securities. For this assumption, the CNV regulations clarify that, in case the final price is increased by subsequent adjustments, the offered price must be recalculated and adjusted if it yields a higher value. When such adjustment occurs after the end of the offer period, the difference must be paid to those who accepted the offer within 10 calendar days from the effective payment of the increase and the average price of the marketable securities must be adjusted.

b)
the average price of the marketable securities subject to the offer during the six-month period immediately prior to the date on which the offeror is obliged to publish the announcement of the OPA by which the change in the controlling interest is agreed. This last guideline will not apply when the percentage of shares listed in a market authorized by the CNV represents at least 25% of the issuer's capital stock and the liquidity conditions set forth in CNV regulations are met.

In the event of a public offer for residual shareholdings due to near total control or withdrawal of the public offer, the Argentine Capital Markets Law establishes that the following price criteria must be considered:

a)
the highest price that the offeror has paid or agreed to pay for the marketable securities subject to the offer during the 12 months prior to the intimation of the minority shareholder or the unilateral declaration of acquisition in the cases of companies subject to near-total control or since the agreement to withdraw the public offer;

b)
the average price of the marketable securities subject to the offer during the six-month period immediately preceding the intimation of the minority shareholder or the unilateral declaration of acquisition in the case of companies subject to near-total control or since the agreement to withdraw the public offer;

c)	the equity value of the shares, considering a special delisting balance sheet, as the case may be;

d)	the value of the company valued according to discounted cash flow criteria and/or indicators applicable to comparable companies or businesses; and

e)	the liquidation value of the company.

In these cases, the "equitable price" offered may not be lower than the highest of those indicated in points (a) and (b) of this paragraph.

The CNV has a period of 20 business days to decide on the request for authorization of the OPA and to object to the price offered. This period will be counted from the date all the documentation is gathered and no new observations and requests for information are made. The refusal of authorization and/or objection to the offered price by the CNV may be challenged by the offeror by means of a direct appeal before the Federal Courts of Appeals with jurisdiction over commercial matters within 30 business days of notification of the refusal. Minority shareholders may also object to the price from the date of the announcement of the offer or the filing of the withdrawal request and until the CNV's objection period described above.

The offeror must publish the OPA prospectus within 5 calendar days after the CNV's formal approval of the tender offer. The period granted to investors to accept or not the offer will be set between a minimum of 10 business days and a maximum of 20 business days. In addition, the offeror may grant an additional term of not less than 5 business days to the general closing date of the offer.

Penalties for Breach

The Argentine Capital Markets Law provides that purchases in violation of such regime will be declared irregular and ineffective for administrative purposes by the CNV and cause the auction of the shares acquired in violation of the applicable regulation, without prejudice to the penalties that may correspond under CNV regulations, such as restriction in the use of political rights derived from its shares in the company.

Tender Offer Regime in the Case of a Voluntary Withdrawal from the Public Offering and Listing System in Argentina

Argentine Capital Markets Law and CNV regulations also established that when a company whose shares are publicly offered and listed in Argentina agrees to withdraw voluntarily from the public offering and listing system in Argentina, it must follow the procedures provided for in the CNV’s regulations and it must likewise launch an OPA for its aggregate shares or subscription rights or securities convertible into shares of stock options under the terms provided for in such regulation. It is not necessary to extend the public offering to those shareholders that voted for the withdrawal at the shareholders’ meeting.

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

According to Section 98 of Argentine Capital Markets Law the price offered in the case of a voluntary withdrawal from the public offering and listing system in Argentina should be “equitable value” as described above and take into account the relevant criteria of Section 88 of Argentine Capital Markets Law.

Mandatory or Voluntary Tender Offer in the Case of Near-total Control

When a publicly traded Argentine company becomes subject to near-total control any minority shareholder may, at any time, request the controlling person to make a tender offer to all the minority shareholders at an “equitable price” under the terms of Section 88 of this Argentine Capital Markets Law for near-total control scenarios. In addition, within six (6) months from the date on which the company has come under the near-total control of another person, the latter may issue a unilateral declaration of willingness to acquire all the remaining capital stock held by third parties.

For the purposes of the above, “near-total control” shall mean a shareholder (or group of shareholders) becomes holder, directly or indirectly, of 95% or more of the outstanding capital stock of a publicly traded Argentine company, and “minority shareholder” shall mean the holders of shares of any kind or class, as well as the holders of all other securities convertible into shares other than those of the controlling person(s). For voluntary offers the price offered may be set by the offeror at its discretion, but the guidelines and criteria applied for its determination must be disclosed and, in such case, the valuation report(s) taken into account must be published. The CNV shall not issue an opinion in relation to the offered price, but shall only formally approve the offer if it complies with the requirements established by CNV regulations.

Item 10.C	Material contracts

For information concerning our material contracts, see “Item 4. Information of the Company,” “Item 7.B. Related Party Transactions” and “Item 5. B. Liquidity and Capital Resources.”

Item 10.D	Exchange Controls

On September 1, 2019, after the market disruptions caused by the results of the primary elections, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government issued Decree No. 609/2019 whereby foreign exchange controls were temporarily reinstated. The decree: (i) reinstated, originally until December 31, 2019, the exporters’ obligation to repatriate the proceeds from exports of goods and services in the terms and conditions set forth by the Central Bank’s implementing regulations and settle for Pesos through the FX Market; and (ii) authorized the Central Bank to (a) regulate access to the FX Market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the measures adopted through the decree. On the same date, the Central Bank issued Communication “A” 6770, which was subsequently amended and supplemented by further Central Bank communications.

At present, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 6844, as subsequently amended and supplemented from time to time by Central Bank’s communications (the “FX Regulations”). Below is a description of the main exchange control measures implemented by the FX Regulations:

Reporting Regime

On December 28, 2017, the BCRA replaced the reporting regimes set forth on Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and supplemental Communication “A” 6795), a unified regime applicable from December 31, 2017 (the “External Assets and Liabilities Reporting Regime”). Under such regime, Argentine residents (both legal entities or natural persons) whose foreign assets or debts flow or balance during the previous calendar year equal to or in excess of the equivalent of US$1 million in Argentine Pesos are required to report foreign holdings of (i) shares and other capital participations; (ii) debt; (iii) financial derivatives; and (iv) real estate, on an annual basis. Argentine residents whose foreign assets or debts flow or balance during the previous calendar year equal to or in excess of US$50 million in Argentine Pesos, are required to comply with these reporting obligations on a quarterly basis. From March 31, 2020, all residents with external liabilities at the end of any quarter, or residents who have cancelled any of its external liabilities during such period, must file the report within 45 calendar days from the end of the quarter.

Residents whose foreign assets or debts flow or balance equal to or in excess of the equivalent of US$50 million in Argentine Pesos at the end of each calendar year, are required to file within 180 calendar days from December 31, an annual report where supplements, amendments or confirmation of information contained in previously quarterly filings can be included.

Access to the FX Market for repayment of external financial indebtedness and other transactions are conditioned to the debtor’s compliance with the External Assets and Liabilities Reporting Regime.

Moreover, the institutions authorized to deal in foreign exchange shall provide the Argentine Central Bank, at the end of each business day and two business days in advance, with information on transactions relative to outflows through the FX Market in daily amounts equal to or higher than the equivalent of US$ 50,000 (fifty thousand U.S. Dollars).

Customers of licensed institutions shall provide such institutions with information sufficiently in advance so that they may comply with the requirements under this reporting regime and, accordingly, to the extent any further requirements set forth in the exchange regulations are simultaneously satisfied, they may process the exchange transactions.

Repatriation and settlement of the proceeds of exports of goods.

In accordance with section 7.1 of the FX Regulations, exporters must repatriate, and settle in Argentine Pesos through the FX Market, the proceeds of their exports of goods cleared through customs as from September 2, 2019. Additionally, exporters who carried out operations with related counterparties (in which the importer is a company controlled by the Argentine exporter), may request their respective monitoring entities to extend the entry period up to 120 calendar days. This extension will apply in cases where exports of more than US$ 50,000,000 have been registered and the goods correspond to the positions detailed in said standard (mainly related to the meat industry).

Any foreign currency amounts derived from insurance claims, to the extent that they cover the value of the exported goods, are subject to the obligation to repatriate and convert said amounts into pesos by means of settlement in the FX Market within the applicable term for the underlying export.

Although the FX Regulations maintain the obligation to repatriate export proceeds to Argentina through the FX Market, in accordance with section 2.6, exporters are authorized to avoid the settlement in Argentine Pesos to the extent that: (a) the funds are credited to foreign-denominated accounts in the name of the exporter, opened at local banks; (b) the funds are brought to Argentina within the applicable period established; (c) the funds are simultaneously applied to conduct payments for which the regulations grant access to the FX Market, subject to any applicable caps; (d) if the funds correspond to the proceeds of new external financial indebtedness and are applied to the prepayment of foreign currency-denominated loans with local banks, the new indebtedness must have a longer average life than the local indebtedness, and (e) the mechanism is tax-neutral.

Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in Argentine Pesos in the FX Market, up to the amount of the insured exported goods.

Moreover, through section 8 of the FX Regulations, the Argentine Central Bank reinstated the export proceeds monitoring system, setting forth rules governing such monitoring process and exceptions thereof. Exporters will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations.

Decree No. 661/2019 clarified that the collection of the export benefits set forth under the Argentine Customs Code shall be subject to the exporter complying with the repatriation and Argentine Peso settlement obligations imposed by the new FX Regulations.

Finally, the FX Regulations authorize the application of export proceeds to the repayment of: (i) pre-export financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export financings and export advances settled in the FX Market, provided that the relevant transactions were entered into through public deeds or public registries; (v) financings granted by local financial entities to foreign importers; and (vi) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds. The application of export proceeds to the repayment of other indebtedness shall be subject to Argentine Central Bank approval.

Obligation to repatriate and settle in Pesos the proceeds from exports of services

Section 2.2 of the FX Regulations imposes to exporters the obligation to repatriate, and settle in the FX Market, the proceeds from exports of services within 5 business days following payment thereof.

Sale of non-financial non-produced assets

Pursuant to section 2.3 of the FX Regulations, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Pesos in the FX Market within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

External financial indebtedness

Section 2.4 of the FX Regulations have reinstated the requirement to repatriate, and settle in Argentine Pesos through the FX Market, the proceeds of new financial indebtedness disbursed from and after September 1, 2019 as a condition for accessing the FX Market to make debt service payments thereunder. Although the regulations do not establish a specific term for repatriation, this requirement shall be met any time prior to accessing the FX Market. The reporting of the debt under the External Assets and Liabilities Reporting Regime is also a condition to accessing the FX Market to repay debt service.

Subject to compliance with the aforementioned obligations, access to the FX Market is granted for the repayment of debt services at maturity or up to 3 business days in advance. In addition, as set forth by section 3.5 of the FX Regulations, access to the FX Market for prepayments will be granted, provided all of the following conditions are met: (i) the prepayment is simultaneous with the conversion of the new indebtedness to Pesos; (ii) the new indebtedness has a higher average life than the outstanding of the current debt being prepaid; and (iii) the first principal payment under the new indebtedness is (a) at a later date and (b) for an amount not greater than, the scheduled principal payment under the existing debt being prepaid.

Moreover, Communication “A” 7193 established that financial entities will be required to obtain the prior consent of the Central Bank to provide their clients with access to the FX Market for payments, with regards to payment operations included in Sections 3.1. to 3.11. and 4.4.2. of the FX Regulations (including those that are specified through exchanges or arbitrations), to individuals or entities included by the AFIP in the database of “false” invoices or equivalent documents established by such Agency. This requirement will not be applicable to access the FX Market for the payment of financing in foreign currency granted by local financial entities, including payments in foreign currency made through credit or purchase cards.

Duly registered securities that are denominated and payable in foreign currency in Argentina

In accordance with section 2.5 of the FX Regulations issued by the Argentine Central Bank, resident debt issuers are granted access to the FX Market for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the FX Market. However, the settlement of the proceeds from the issuance shall not be required for the future access to the FX Market for repayment of domestic issuances as provided in (ii) above, provided that certain conditions are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the FX Market, and the mechanism is tax neutral, among others).

Payments of local debt securities denominated in foreign currency among residents

In accordance with section 3.6 of the FX Regulations, access to the FX Market for the payment of foreign currency denominated obligations between Argentine residents executed from September 1, 2019 is subject to prior approval from the Argentine Central Bank. With regard to existing transactions as of such date, access is authorized; provided that the relevant transactions were entered into through public deeds or public registries. These prohibitions do not apply to loans in foreign currency granted by local financial entities, including payments of credit cards.

Access to the FX Market by security trusts for principal and interest payments.

Pursuant to section 3.7 of the FX Regulations, Argentine security trusts created to guarantee principal and interest payments by resident debtors may access the FX Market in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the FX Market to make such payments directly. Also, subject to certain conditions, a trustee may access the FX Market to guarantee certain capital payments and interest on financial debt abroad and anticipate access to it.

Specific Provisions Regarding Access to the Exchange Market

Residents are authorized to access the FX Market for the payment of import of goods in accordance with section 10.1 of the FX Regulations. This regulation sets forth different requirements depending on whether it relates to the payment of imports of goods with customs clearance or the payments of import of goods pending customs clearance. Also, the imports and import payments monitoring system (SEPAIMPO) has been reinstated, setting forth rules governing such monitoring process and exceptions thereof.

Pursuant to the FX Regulations, the local importer must appoint a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with the applicable regulations, including, among others, the liquidation of import financing and the entry of imported goods.

Payment of services provided by non-residents

Pursuant to section 3.2 of the FX Regulations, residents may access the FX Market for payment of services provided by non-residents (except affiliates), as long as it is verified that the operation has been declared, if applicable, in the last presentation of the External Assets and Liabilities Reporting Regime.

Access to the FX Market for the prepayment of debts for services requires prior authorization by the Argentine Central Bank. Such approval will be also required to pay services rendered by foreign affiliates, provided, however, that the following transactions will be exempted:

(i)
in the case of credit card issuers, remittances related to tourism and travel activities will be exempted, to the extent that they do not relate to transactions requiring the Argentine Central Bank’s prior approval as set forth in the FX Regulations;

(ii)	collections of funds relating to services rendered by non-residents to residents, made by local agents in Argentina;

(iii)	expenses paid by local institutions to offshore institutions in their ordinary course of business;

(iv) payments of reinsurance premiums abroad, provided that the transfer abroad is made in the name of a foreign beneficiary qualified by the Argentine Superintendence of Insurance;

(v)	transfers made by travel assistance companies in connection with health-coverage related losses arising from services rendered abroad by third parties to their resident customers; and

(vi) payments under operating leases of vessels authorized by the Argentine Ministry of Transport and solely intended to provide services to another non-affiliated resident, provided that the amount payable abroad does not exceed the amount paid by the latter, net of commissions, reimbursement of expenses or other items that should be withheld by the resident who makes the payment abroad.

Repayment of principal and interest of imports of goods and services

Access to the FX Market for the repayment of principal and interest of imports of goods and services is granted provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting Regime.

Access to the FX Market for the prepayment of debts for imports of goods and services shall require prior authorization by the Argentine Central Bank.

Payments of principal and interest of foreign financial indebtedness

Section 7 of Communication “A” 7106 of the Argentine Central Bank establishes that debtors with scheduled principal payments maturing between October 15, 2020 and March 31, 2021 relating to

(i) foreign financial indebtedness of the non-financial private sector with a creditor who is not a counterparty related to the debtor;

(ii) foreign financial indebtedness on account of transactions of the debtor and/or

(iii) issuances of debt securities publicly registered in Argentina, denominated in foreign currency, of private sector customers or of the financial entities themselves,

must to submit a refinancing plan to the Argentine Central Bank in line with the following criteria (the “Refinancing Plan”):

(a) debtors were given access to the FX Market on the original maturity dates to make payments of net principal amounts not exceeding forty percent (40%) of the principal amounts due; and

(b) the balance of the principal amount shall have to be refinanced, at least, by means of a new foreign indebtedness with an average life of two (2) years.

Further, section 7 of Communication “A” 7106 of the Central Bank provides that, in addition to the refinancing granted by the original creditor, proceeds from new foreign financial indebtedness with other creditors shall also be computed, provided that the proceeds obtained therefrom be transferred and settled through the FX Market. In the case of issuances of debt securities publicly registered in Argentina and denominated in foreign currency, new issuances shall also be computed provided that certain conditions are met. In addition, Communication “A” 7106 established that the Refinancing Plan was to be submitted to the Argentine Central Bank before September 30, 2020 in respect of repayments maturing on or before December 31, 2020. In turn, for repayments maturing between January 1, 2021 and March 31, 2021, the Refinancing Plans had to be submitted no later than thirty (30) calendar days in advance of the due date for repayment of the principal to be refinanced. The abovementioned provisions shall not apply to: (i) indebtedness with international organizations or associated agencies thereof or secured by them; (ii) indebtedness granted to the debtor by official credit agencies or secured by them; and (iii) when the amount for which access to the FX Market is requested for repayment of principal under such indebtedness does not exceed the equivalent of US$ 1,000,000 (one million U.S. dollars) per calendar month, and US$ 2,000,000 (two million U.S. dollars) in the case of access to the FX Market for the payment of ..principal as from April 1, 2021.

Additionally, by virtue of the Communication “A” 7230, the Argentine Central Bank established that the provisions of section 7 of Communication "A" 7106 will be applicable to those debtors who have scheduled principal maturities between April 1, 2021 and December 31, 2021 for the indebtedness detailed therein. In such case, the refinancing plan must be submitted to the Argentine Central Bank before March 15, 2021 for principal maturities scheduled between April 1, 2021 and April 15, 2021. In the remaining cases, it must be submitted at least 30 calendar days prior to the maturity of the principal to be refinanced.

Lastly, it established that the presentation of the plan provided for in section 7 of such Communication shall not be necessary when the maturities correspond to: i) indebtedness originated as from 01.01.2020 and whose funds have been deposited and settled in the FX Market; ii) indebtedness originated on or after 01.01.2020 and which constitute refinancing of principal maturities subsequent to that date, to the extent that the refinancing has made it possible to reach the parameters set forth in said point; and iii) the remaining portion of maturities already refinanced to the extent that the refinancing has made it possible to reach the parameters set forth in said item.

Through Communication “A” 7133 (amended by Communication “A” 7196), the Argentine Central Bank provided that:

(1) access to the FX Market up to 45 calendar days prior to the maturity date for the payment of principal of and interest on foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is made by virtue of a debt refinancing process that complies with the provisions set forth in Communication “A” 7106 mentioned above and, additionally, when all of the following conditions are met: (a) the amount of interest paid does not exceed the amount of interest accrued on the refinanced indebtedness up to the date the refinancing was settled, and (b) the accumulated amount of the principal maturities of the new debt does not exceed the amount that the principal maturities of the refinanced debt would have accumulated;

(2) access to the FX Market prior to the maturity date for payment of interest on foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is consummated as part of a process for the exchange of debt securities issued by the customer and all of the following conditions are met: (a) the amount paid before maturity corresponds to interest accrued as at the closing date of the exchange; (b) the average life of the new debt securities is longer than the remaining average life of the exchanged security; and (c) the accumulated amount of the principal maturities of the new securities does not exceed at any time the amount that the principal maturities of the exchanged securities would have accumulated; and

(3) pursuant to the provisions of section 7 of Communication “A” 7106 concerning scheduled principal repayments maturing between October 15, 2020 and March 31, 2021: (a) the Argentine Central Bank will consider the Refinancing Plan established therein completed when the debtor accesses the FX Market to pay off capital in an amount exceeding 40% of the principal amount that was then due, to the extent that the debtor settles currency on the FX Market as from October 9, 2020, in an amount equal to or greater than the excess over such 40%, on account of (i) foreign financial indebtedness, (ii) issuance of debt securities publicly registered abroad, (iii) issuance of debt securities publicly registered in Argentina and denominated in foreign currency that meet the conditions set forth in section 3.6.4 of Communication “A” 6844 of the Argentine Central Bank, and (b) in the case of debt securities publicly registered in Argentina or abroad, issued on or after October 9, 2020, with an average life of not less than two years, and the delivery of which to the creditors has allowed to reach the parameters provided in the proposed Refinancing Plan, the foreign currency settlement requirement was considered fulfilled for the purposes of being allowed access to the FX Market for the service of principal and interest thereon.

In line with the Argentine Central Bank, the CNV issued General Resolution No. 861 to facilitate the refinancing of debt through the capital markets. In this regard, the CNV provided that whenever the issuer intends to refinance debt through an exchange offer or new issues of debt securities, in both cases in exchange for or to be paid with debt securities previously issued by the company and placed privately and/or with preexisting credits against such company, the requirement of placement through public offering will be regarded as met if the new issue is underwritten in this way by the creditors of the company whose debt securities without public offering and/or preexisting credits represent a percentage that does not exceed thirty percent (30%) of the aggregate amount actually placed, and the remaining percentage is underwritten and paid in cash or in kind by tendering debt securities originally placed through public offering, or other debt securities publicly offered and listed and/or traded on markets authorized by the CNV, issued by the same company, by persons who are domiciled in Argentina or in countries that are not included in the list of non-cooperative jurisdictions for tax purposes, listed in section 24 of the Annex to Decree No. 862/2019 or anyone that may replace it in the future. Additionally, General Resolution No. 861provided for mandatory compliance with certain conditions to consider that the public offering requirement has been met.

Payment of principal and interest on registered debt securities with foreign clearing

On February 4, 2021, the Argentine Central Bank issued Communication “A” 7218, which provides access to the FX Market to Argentine residents for the payment of principal and interest on notes registered with foreign clearing and central securities depository agencies issued as from February 5, 2021, which have been partially settled with foreign currency in Argentina, to the extent that all of the following conditions are met, (i) the borrower provides evidence of exports made prior to the issuance of the notes, or that the proceeds of the issuance of such notes were used for making payments abroad; provided that one of the two (2) conditions is met, access to the FX Market shall not require the prior approval of the Argentine Central Bank; (ii) the average life of the notes shall not be less than five (5) years; (iii) the first payment of principal under the notes shall not occur before three (3) years as from the issue date; (iv) the notes subscribed locally in Argentina and settled locally with foreign currency shall not exceed 25% of the aggregate amount of notes subscribed; and (v) all of the funds of the offering shall be settled through the FX Market prior to the borrower accessing the FX Market for the first time for paying interest and/or principal under the notes.

Prepayment of financing denominated in foreign currency granted by local financial institutions

The Argentine Central Bank’s prior approval shall be required to access the FX Market to prepay foreign currency financing granted by local financial institutions, unless they relate to payments of credit card purchases made in foreign currency.

Payment of dividends and corporate profits

In accordance with section 3.4 of the FX Regulations, access is granted to the FX Market to pay dividends to non-resident shareholders, subject to the following conditions:

●
Maximum amounts: The total amount of transfers made through the FX Market for payment of dividends to non-resident shareholders may not exceed the 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the FX Market as of January 17, 2020. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Pesos determined by the shareholders’ meeting to be distributed as dividends.

●
Minimum Period: Access to the FX Market will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the aforementioned 30% cap.

●
Documentation requirements: Dividends must be the result of closed and audited balance sheets. When requesting access to the FX Market for this purpose, evidence of the definitive capitalization of capital contributions must be provided or, if not available, evidence of filing of the process of registration of the capital contribution before the Public Registry shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry. If applicable, the External Assets and Liabilities Reporting Regime shall have been complied with.

Access to the FX Market by other residents -excluding entities- for the formation of external assets and for derivatives transactions

Section 3.10 of the FX Regulations sets forth that access to the FX Market for the build-up of foreign assets and for derivatives transactions by local governments, mutual funds, other universalities established in Argentina, requires prior authorization by the Argentine Central Bank.

Derivatives transactions

Section 4.4 of the FX Regulations requires that derivatives transactions, including payment of premiums, constitution of collateral and settlement of futures, forwards, options and other derivatives, shall, as of September 11, 2019, be made in local currency (i.e., Pesos).

Likewise, access to the FX Market is granted for the payment of premiums and settlements, margins and other collateral in connection with interest rate hedge agreements for foreign debt declared and validated, if applicable, in the External Assets and Liabilities Reporting Regime, as long as such agreements do not cover higher risks than external liabilities of the recorded debtor’s interest rate risk being covered.

An entity authorized to operate in the FX Market must be designated by the debtor to track the operation and an affidavit must be provided in which the debtor undertakes to repatriate and settle the funds that are in favor of the local client as a result of such operation, or as a result of the release of the funds of the constituted as collateral, in Pesos within the following five (5) business days.

Additional Requirements Regarding Access to the Exchange Market

On May 28, 2020, the Argentine Central Bank issued Communication “A” 7030 , as amended by Communications “A” 7042, 7052, 7068, 7079, 7094, 7151, 7193 and 7239 (“Communication 7030”), which established additional requirements on outflows made through the FX Market. Below is a brief description of such measures:

(i)	Additional requirements on outflows through the FX Market

In the case of certain outflows made through the FX Market (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; remittances of profits and dividends; payment of principal of and interest on external indebtedness; payments of interest on debts for the import of goods and services; payments of indebtedness in foreign currency owed by residents made through trusts organized in Argentina to secure the provision of services; payments under foreign currency-denominated debt securities publicly registered in Argentina and liabilities in foreign currency owed by residents; purchases of foreign currency by resident individuals for the purpose of forming external assets, providing family assistance and entering into derivative transactions (other than those made by individuals on account of the formation of external assets), purchase of foreign currency by individuals to be simultaneously used to purchase real estate in Argentina with a mortgage loan; purchase of foreign currency by other residents (excluding financial institutions) to form external assets and in connection with derivative transactions; other purchases of foreign currency by residents for specific uses and under interest rate hedge agreements in connection with liabilities incurred by residents that have been reported and validated under the External Assets and Liabilities Reporting Regime), the financial institution shall obtain the Argentine Central Bank’s prior approval before processing the transaction, unless it has obtained an affidavit executed by the legal entity or individual stating that, at the moment of accessing the local exchange market:

a)
Holding foreign currency in Argentina and non-holding of available external liquid assets. The customer shall certify that all foreign currency in Argentina is available in accounts with financial institutions and that the customer had no external liquid assets available at the beginning of the day when access to the market was requested in an amount higher than the equivalent to US$ 100,000.

Communication 7030 provides a merely illustrative list of liquid external assets including, among others, holdings of foreign currency bills and coins, holdings of coined gold or gold bars for good delivery, demand deposits with financial institutions abroad and other investments that allow for immediate availability of foreign currency including, for example, investments in external government securities, funds held in investment accounts with investment managers abroad, crypto-currency, funds in payment service providers’ accounts, etc.

Available liquid external assets are not understood to include those funds deposited abroad that may not be used by the legal entity or individual as they are reserve or security funds set up in compliance with the requirements under borrowing agreements abroad or funds set up as collateral under derivative transactions consummated abroad.

If the legal entity or individual had liquid external assets available in an amount higher than the sum specified in the first paragraph, the financial institution may also accept an affidavit provided it is satisfied that such amount shall not be exceeded on the grounds that, either partially or totally, such assets:

i.	were used during such day to make payments that would have required access to the local exchange market;

ii.	were transferred to the legal entity or individual to a correspondent account of a local institution licensed to deal in foreign exchange;

iii.
are funds deposited in bank accounts abroad from collections of exports of goods and/or services or advances, pre- or post-export financing of goods by non-residents, or from the disposal of non-financial non-produced assets in respect of which the term of 5 business days after collection has not yet expired; or

iv.
are funds deposited in bank accounts abroad from financial indebtedness abroad and the amount thereof does not exceed the equivalent amount payable as principal and interest within the next 120 calendar days.

The affidavit filed by legal entities or individuals shall expressly indicate the value of their liquid external assets available as of the beginning of the day as well as the amounts allocated to each of the situations described in paragraphs i) through iv), as applicable.

b)
New inflows and settlement of foreign currency from collections of loans granted to third parties and time deposits or sales of any asset, provided same were purchased and granted after May 28, 2020. Customers’ affidavits shall include a commitment to settle in the FX Market, within a term of five business days upon being made available, those funds received from abroad from the collection of loans granted to third parties, the collection of a time deposit or the sale of any asset, provided the asset had been purchased, the time deposit had been made or the loan had been granted after May 28, 2020.

The filing of affidavits shall not be required for outflows through the FX Market in the following cases: (1) the exchange institution’s own transactions, acting as customer; (2) payment of financing in foreign currency granted by local financial institutions in connection with purchases in foreign currency using credit or shopping cards; and (3) payments abroad by credit card companies that are not financial institution in connection with the use of credit, shopping, debit or pre-paid cards issued in Argentina.

Additionally, Communication “B” 12082 of the Argentine Central Bank established that, prior to allowing any outflow of funds abroad, financial institutions are required to check the online system implemented by the Argentine Central Bank to verify if the customer that intends to access the FX Market is included in the list of CUITs (Tax Identification Numbers) showing inconsistent foreign exchange transactions.

(ii)	Payment of imports of goods by accessing the FX Market until June 30, 2021.

In addition to complying with the filing requirement as set forth in paragraph (i) above, item 2 of Communication 7030 sets forth that, for the purposes of accessing the FX Market to pay imports of goods or the principal amount of debts arising from the import of goods, legal entities and individuals shall obtain the Argentine Central Bank’s prior approval, unless any of the following situations occurs:

a)
The entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the exchange market during 2020, including the payment whose course is being requested, does not exceed in more than US$ 1,000,000, the amount by which the importer would have access to the exchange market when computing the imports of goods that appear in his name in the system for tracking payments of imports of goods (SEPAIMPO) and that were made between January 1, 2020 and the day prior to accessing the FX Market, plus the amount of payments made under other exceptions, subtracting the amount pending to be entered into Argentina, related to payments of imports with pending customs registration made between September 1, 2019 and December 31, 2019, plus the amount of payments made through the FX Market as of July 6, 2020, corresponding to imports of goods entered by Particular Request or Courier that have been shipped as of July 1, 2020, or which, having been shipped previously, have not arrived in the country before that date.

b)
In the case of a deferred payment or at sight payment of imports corresponding to operations that have been shipped as of July 1, 2020 or that, having been shipped previously, did not have arrived in the country before that date.

c)
It is a payment associated with an operation not included in section b) above, to the extent that it is destined to the cancellation of a commercial debt for imports of goods with an export credit agency or a foreign financial entity or that was guaranteed by either of such entities.

d)
It is a payment made by: i) the public sector, ii) entities in which the Argentine State has a majority participation in the capital stock or in the making of major corporate decisions or iii) trusts constituted with contributions made by the national public sector.

e)	It is an imports payment with pending customs entry registration, to be made by an entity in charge of the provision of critical drugs to be entered by private request by the beneficiary.

f)
It is an imports payment with pending customs entry registration made for the purchase of COVID-19 detection kits or other products with tariff positions that are included in the list included in Decree No. 333/2020 as amended.

g)
The financial entity has received an affidavit from the client stating that, including the advanced import payment which is being requested, plus the amounts included in a), do not exceed US$ 3,000,000 (three million US dollars) and that these payments are related to imports of products related to the provision of medication or other goods related to medical assistance and/or health care directed to the population or supplies that are necessary for their local preparation.

h)
It is an advance payment of imports for the purchase of capital goods. For this purpose, the tariff positions classified as BK (Capital Goods) in the MERCOSUR Common Nomenclature (Decree No. 690/02 and complementary regulations) shall be considered. If capital goods and other goods that are not capital goods are paid for in the same advance payment, the payment may be channeled through this item to the extent that the former represent at least 90% of the total value of the goods purchased from the supplier in the transaction and the entity has a sworn statement from the customer stating that the remaining goods are spare parts, accessories or materials necessary for the operation, construction or installation of the capital goods being purchased.The intervening entity must verify compliance with the remaining requirements established for the transaction by the exchange regulations in force.

Prior to authorizing payments for imports of goods, the intervening financial entity must, in addition to requesting the client's affidavit, verify that such statement is compatible with the existing data in the Argentine Central Bank from the online system implemented for this purpose.

The amount by which importers can access the FX Market under the conditions established within the framework of section 2 of Communication "A" 7030 will be increased by the equivalent of 50% of the amounts that, the importer settles through the FX Market as export advances or pre-financing of exports from abroad with a minimum term of 180 days, as of October 2, 2020.

In the case of transactions settled on or after March 19, 2021, access to the FX Market for the remaining 50% will also be allowed to the extent that the additional portion corresponds to payments of imports of capital goods and/or goods that qualify as inputs for the production of exportable goods. In this latter case, the entity must have a sworn statement from the client regarding the type of goods involved and their condition as inputs in the production of goods to be exported.

(iii)	Access to the FX Market for payment of imports of goods while submission of import clearance is pending

Pursuant to Communication “A” 7138, to access the FX Market for the payment of imports of goods pending customs clearance, importers are required (in addition to the other requirements in force under the FX Regulations) to file a declaration through the Integral Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or SIMI) showing the “SALIDA” status in connection with the imported goods to the extent that such declaration is required for the registration of the application for import of goods for consumption.

(iv)	Access to the FX Market for prepayment of imports

Communication “A” 7138 clarified that, effective as of November 2, 2020, payments for imports of goods pending customs clearance made between September 2, 2019 and October 31, 2019 will be considered in default if they (A) relate to (i) payments on demand upon presentation of shipping documents; (ii) payments of commercial debts abroad; and (iii) payment of commercial guarantees for imports of goods granted by local institutions, and (B) are not regularized, that is, the customer failed to furnish evidence to the institution in charge of monitoring such payment (up to the amount paid) of the existence of (i) import clearance in its name or in the name of a third party; (ii) the settlement on the FX Market of currency associated with the return of the payment made; (iii) other forms of regularization permitted under the FX Regulations; and/or (iv) the Argentine Central Bank’s acceptance of the total or partial regularization of the transaction.

Importers will not be allowed access to the FX Market to make new prepayments of imported goods until such defaulted transactions are not regularized.

(v)	Payments of principal under debts with related counterparties until June 30, 2021

The Argentine Central Bank’s prior approval is required to access the FX Market to make payments abroad of principal of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until June 30, 2021, pursuant to Communication “A” 7239. Such requirement shall not apply to the local financial institutions’ own transactions.

Item 4 of Communication “A” 7123 of the Argentine Central Bank establishes that, for as long as the requirement to obtain prior approval to access the FX Market to pay, at maturity, principal of foreign financial indebtedness of the non-financial private sector when the creditor is a counterparty related to the debtor continues to be in place, such requirement will not be applicable if the funds have been entered and settle through the FX Market as of October 2, 2020 and the average life of the indebtedness is not less than 2 (two) years.

(vi)	Extension of the term for outflows through the FX Market in connection with the sale of securities to be settled in foreign currency or transfers to foreign depositaries

In the case of outflows through the FX Market, including by means of swap or arbitrage transactions, in addition to the requirements that apply to each particular case, financial institutions shall request the filing of an affidavit certifying that:

a)
on the day when access to the market is requested and within the prior 90 calendar days no sales of securities have been made via settlement of foreign currency or transfers thereof to foreign depositaries; and

b)
the customer filing the affidavit undertakes to refrain from selling securities to be settled in foreign currency or transferring same to foreign depositaries since the day access is requested and during a term of 90 calendar days.

The filing of the affidavit shall not be required in case of outflows through the FX Market in the following circumstances: 1) the financial institution’s own transactions, acting as customer; 2) payment of financing in foreign currency granted by local financial institutions, including payments for purchases made in foreign currency using credit or shopping cards; and 3) remittances abroad in the name of individuals who are the recipients of retirement and/or pension benefits paid by ANSES.

Communication "A" 7193

Through Communication “A” 7193, the Argentine Central Bank modified Section 2 of Communication “A” 7030 as amended, that regulated the requirements to access the FX Market for the payment of imports, in accordance with what is already reflected in “—Payment of imports with access to the exchange market until June 30, 2021.”

Additionally, Communication “A” 7193 resolved to eliminate the provisions of Section 10.3.2.5. of the FX Regulations, which established a limit of US $ 2,000,000 per calendar month for payments of outstanding debts as of August 31, 2019 related to imports with related counterparties.

Likewise, Communication “A” 7193 established that financial entities will be required to obtain the prior consent of the Argentine Central Bank to provide their clients with access to the FX Market for payments, with regards to payment operations included in Sections 3.1. to 3.11. and 4.4.2. of FX Regulations (including those that are specified through exchanges or arbitrations), to individuals or entities included by the AFIP in the database of “false” invoices or equivalent documents established by such Agency. This requirement will not be applicable to access the FX Market for the payment of financing in foreign currency granted by local financial entities, including payments in foreign currency made through credit or purchase cards.

Communication “A” 7200

On January 6, 2021, the Central Bank issued Communication “A” 7200, established a new “Registry of exchange information of exporters and importers.” Exporters and importers who, due to their degree of significance of the volumes they operate, will have to be registered in before April 30, 2021.

Beginning May 1, 2021, any payments done from Argentina through the FX Market, will require the Central Bank’s prior authorization if done by obligated entities that appear as “not registered” in the Registry of exchange information of exporters and importers.

Other Specific Provisions

Access to the FX Market for savings or investments purposes of individuals

Pursuant to section 3.8 of the FX Regulations, Argentine residents may access the FX Market for the purposes of external assets’ formation, family assistance or derivative operations (with some exceptions expressly set forth) for up to U$S 200 (through debits to local bank accounts) or U$S 100 (in cash) per person per month through all authorized exchange entities. If the access entails a transfer of the funds abroad, the destination account must be an account owned by the same person.

In all cases, the person shall be obligated to submit a sworn statement expressing that the funds shall not be used for the secondary purchase of securities within the following five (5) business days. In addition, if an individual purchases securities through payment in foreign currency, the same must have been held by the client for at least 5 business days since the settlement of the transaction before their subsequent sale or transfer to another depositary. This minimum holding period shall not apply if the sale of the securities is carried out in the same jurisdiction and the settlement of the transactions is made in the same foreign currency.

Effective as of September 16, 2020, the Argentine Central Bank ordered under Communication “A” 7106 that purchases in pesos made abroad with a debit card and amounts in foreign currency acquired by individuals in the FX Market as of September 1, 2020, for the payment of obligations between residents under section 3.6 of the FX Regulations, including payments for credit card purchases in foreign currency, will be deducted, as from the subsequent calendar month, from the US$ 200 monthly quota. If the amount of such purchases exceeds the quota available for the following month or such quota has been already absorbed by other purchases made since September 1, 2020, such deduction will be made from the quotas of the following months until completing the amount of those purchases.

In addition, pursuant to Communication “A” 7106 and effective as of September 16, 2020, in order to allow access to the FX Market for the formation of external assets, the relevant institution must be provided with a customer’s affidavit whereby the customer undertakes not to enter into securities transactions in Argentina to be settled in foreign currency as from the time the customer requests access to the FX Market and for 90 calendar days thereafter.

The relevant institution shall check the online system implemented by the Argentine Central Bank to verify whether the person has not reached the limits set for the applicable calendar month or has not exceeded them in the previous calendar month and is thus entitled to enter into the foreign exchange transaction, and shall request the customer to provide an affidavit stating that such person is not a beneficiary of any “Zero Interest-Rate Loans” contemplated in section 9 of Decree No. 332/2020, as amended, “Subsidized Loans for Companies” and/or “Zero Interest-Rate Loans for Independent Workers Engaged in Cultural Activities.”

In addition, for the purpose of entering into derivative transactions relating to the payment of premiums, creation of guarantees and payments of futures, forwards, options and other derivatives, to the extent they imply a payment in foreign currency, individuals shall be required to obtain the Argentine Central Bank’s prior approval.

Access to the local exchange market is also allowed for the payment of premiums, creation of guarantees and payment of interest rate hedge agreements under obligations by residents vis-à-vis foreign creditors that are reported and validated, as applicable, under the External Assets and Liabilities Reporting Regime, provided that it does not cover risks higher than the external liabilities actually incurred by the debtor at the interest rate of the risk being hedged through such transaction. The customer who accesses the local market using this mechanism shall designate an institution authorized to deal in the FX Market which shall follow up the transaction and shall sign an affidavit committing to enter and settle the funds payable to the local customer as a result of such transaction or as a result of the release of the collateral money, within 5 business days following the date such payment or release.

Moreover, any persons who received loans denominated in pesos directed to SMEs listed in items 2 and 3 of Communication “A” 7006 of the Argentine Central Bank shall request the Argentine Central Bank’s previous authorization to access the FX Market to enter into transactions for the purpose of forming external assets, providing family assistance and entering into derivative transactions or selling securities to be settled in foreign currency or transferring such securities to other depositaries. The applicable institution shall request customers willing to access the FX Market to provide evidence of the referred authorization from the Argentine Central Bank or an affidavit to the effect that they are not beneficiaries of any financing listed in items 2 or 3 of Communication “A” 7006 of the Argentine Central Bank.

The Argentine Central Bank has also established that individuals benefitting from the provisions of item 4 of Communication “A” 6949, as supplemented, and section 2 of Decree No. 319/20 may not, until repaying in full the financed amount or while the benefit regarding the adjustment of the value of the installment continues, as applicable, (i) access the FX Market for the purpose of forming external assets, providing family assistance and entering into derivative transactions; and (ii) arrange for the sale in Argentina of securities with settlement in foreign currency or transfer them to foreign depositaries

Access to the FX Market by non-residents

In accordance with section 3.12 the FX Regulations, prior approval by the Argentine Central Bank will be required for access to the FX Market by non-residents for the purchase of foreign currency, except for the following operations: (a) international organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) representatives of courts, authorities or offices, special missions, commissions or bilateral bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and/or pensions paid by the ANSES, for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in its registered country of residence, (e) purchase of foreign currency (in cash) by non-resident individuals for tourism and travel expenses, up to a maximum amount of U$S100 dollars, to the extent the financial entity can verify that the client has settled an amount equal or higher than the sum to be purchased within 90 days prior to the operation; and (f) transfers to offshore bank accounts by individuals that are beneficiaries of pensions granted by the National Government pursuant to Laws Nos. 24,043, 24,411 and 25,914, as supplemented.

Swap, arbitrage and securities transactions

Financial institutions may carry out currency swap and arbitrage transactions with their customers in the following cases:

(i)
inflows of foreign currency from abroad, to the extent that they do not relate to transactions subject to the obligation to settle them in the FX Market. Financial institutions shall allow inflows of foreign currency from abroad to be credited into the accounts opened by the customer in foreign currency in connection with these transactions;

(ii)
transfer of foreign currency abroad by individuals from their local accounts denominated in foreign currency to bank accounts held by such individuals abroad. Financial institutions shall require an affidavit from the customer stating that the customer has not sold any securities to be settled in foreign currency in the local market within the past 5 business days;

(iii)
transfer of foreign currency abroad by local common depositaries of securities in connection with proceeds received in foreign currency on account of services of principal and interest on Argentine Treasury bonds, when such transaction forms part of the payment procedure at the request of the foreign common depositaries;

(iv) arbitrage transactions not originated in transfers from abroad may be made without any restrictions, to the extent that the funds are debited from an account in foreign currency held by the customer with a local financial institution. To the extent that the funds are not debited from an account denominated in foreign currency held by the customer, these transactions may be made by individuals, without the Argentine Central Bank’s prior approval, up to the amount allowed for the use of cash under items 3.8. and 3.12 of the FX Regulations;

(v)
transfers of foreign currency abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount equivalent to US$ 500 in any calendar month, provided that the individual provides an affidavit stating that the transfer is made to assist in the maintenance of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic; and

(vi) all other swap and arbitrage transactions may be made by customers without the Argentine Central Bank’s prior approval to the extent that they would be allowed without need of such approval in accordance with other exchange regulations. This also applies to local common depositaries of securities with respect to the proceeds received in foreign currency as payments of principal of and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency as that in which the account is denominated, the financial institution shall credit or debit the same amount as that received from or sent abroad. When the financial institution charges a commission or fee for these transactions, it shall be instrumented under a specifically designated item.

In addition, any person who has outstanding facilities in pesos under the scope of Communications “A” 6937, “A” 6993, “A” 7006, “A” 7082 of the Argentine Central Bank, as supplemented (i.e., credit facilities at subsidized interest rates) will be prevented from selling securities to be settled in foreign currency or transferring such securities to foreign depositaries, until such facilities have been fully repaid.

Use of export proceeds for the payment of new issuances of debt securities

Pursuant to Communication “A” 7196, as of January 7, 2021, proceeds in foreign currency from exports of goods and services may be used for the payment of principal and interest under new duly registered issuances of debt securities, to the extent that:

●
such issuance corresponds to (i) an exchange of debt securities, or (ii) the refinancing of foreign financial indebtedness, concerning scheduled principal repayments maturing between March 31, 2021, and December 31, 2022; and

●
considering the transaction as a whole, the average life of new indebtedness is at least 18 months longer than the principal and interest payments being refinanced which should occur before December 31, 2022.

Use of export proceeds for the payment of debts denominated in foreign currency

Communication “A” 7138 provides for cases in which proceeds in foreign currency from exports of goods and services may be used for the payment of certain debts denominated in foreign currency, indicating that, if the conditions set forth in item 1 of Communication “A” 7123 (relating to use of proceeds, the timing of entry and settlement of funds on the FX Market and the monitoring of the transaction by a local financial institution) are met, proceeds in foreign currency from exports of goods and services may be used for:

1. payments of principal and interest of financial debts abroad with an average life (considering services of both principal and interest) of not less than one year.

2. the repatriation of non-residents’ direct investments in companies that do not control local financial institutions, provided that such repatriation occurs after the date of completion and implementation of the investment project and at least one year after the inflow of the capital contribution through the FX Market.

In addition, Communication “A” 7138 provided for new transactions that may be paid out of foreign currency export proceeds:

a) new issuances of debt securities publicly registered in Argentina as of November 11, 2019 and denominated in foreign currency for which principal and interest are payable in Argentina in foreign currency (to the extent the proceeds have been obtained through the FX Market), with an average life of not less than one year considering maturities of both principal and interest,

b) new indebtedness or direct investment capital contributions, the proceeds of which have entered and settled, and have allowed to reach the parameters provided in the Refinancing Plan under item 7 of Communication “A” 7106;

c) new issuances of debt securities publicly registered in Argentina or abroad issued after October 9, 2020, with an average life of not less than two years, the delivery of which allowed the issuer to reach the parameters provided in its Refinancing Plan.

Export proceeds to guarantee new indebtedness

Communication “A” 7196 allows for proceeds from exports of goods and services held in local or foreign financial institutions to guarantee payment of new indebtedness entered into pursuant to Communication "A" 7123 and has complied with the mandatory repatriation and settlement obligation, as from January 7, 2021. Funds in these accounts shall not exceed at any time 125% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors. Funds exceeding such amount must be repatriated and settled through the FX Market subject to the applicable foreign exchange rules.

In the event the financial agreement entered into requires the funds to be deposited for a period exceeding that which has been established for its mandatory settlement, the exporter may request this latter period be extended up until five business day after the former.

Access to the FX Market for the constitution of guarantees

Residents may access the FX Market for the constitution of guarantees in connection to new indebtedness entered into as of January 7, 2021, pursuant to the Communication "A" 7123 refinancing scheme, or in connection to local trusts created to guarantee principal and interest payments of such new indebtedness. Such guarantees are to be held in local financial institutions or, in the event of foreign indebtedness, in foreign financial institutions, in an amount equal to that established in the agreement, pursuant to the following conditions:

i.
concurrently to such access, foreign currency-denominated funds are being repatriated and settled through the FX Market and/or funds credited to the correspondent account of a local financial institutions, and

ii.
the guarantees shall not exceed at any time 125% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors.

Funds which are not applied to the payment of principal and interest or the conservation guarantee detailed herein must be settled through the FX Market within five business days from its maturity date.

Access to the FX Market for the payment of new issuances of debt securities

New duly registered issuances of foreign-denominated debt securities, issued as of January 7, 2021, intended to refinance pre-existing debt, when seeking access to the FX Market for the payment of principal and interest under such new indebtedness, shall be considered to have complied with the obligation to mandatory settle through foreign currency for an amount equivalent to the refinanced principal, the interest accrued up to the date the refinancing was settled and, to the extent that the new debt securities do not schedule principal maturities before 2023, the interest that would accrue until December 31, 2022 by the indebtedness which is refinanced in advance and/or by the deferment of the refinanced principal and/or by the interest which would accrue on the amounts so refinanced.

Special regime for financings under Plan Gas IV

On November 19, 2020, the Argentine Central Bank issued Communication “A” 7168 which provided for specific regulations applicable to transactions entered and settled through the FX Market as of November 16, 2020 intended for the financing of projects falling within the scope of the Plan Gas IV. In particular, Communication “A” 7168 provides that:

1) Institutions may grant access to the FX Market to remit funds abroad in the nature of dividends and profits to non-resident shareholders without the prior consent of the Argentine Central Bank provided the following conditions are met:

(i) the dividends and profits arise from audited and closed financial statements;

(ii) the total amount to be paid as dividends and profits to non-resident shareholders, including the payment then requested to be processed, does not exceed the amount in local currency payable to them as per the distribution approved by the shareholders’ meeting;

(iii) access occurs not earlier than two calendar years from the date of the settlement in the FX Market of the transaction that qualifies for inclusion in this point; and

(iv) the transaction is disclosed, if applicable, in the last filing due under the External Assets and Liabilities Reporting Regime.

2) Institutions may grant access to the FX Market, without the prior consent of the Argentine Central Bank, for the payment at maturity of principal and interest services on foreign indebtedness provided that such indebtedness has an average life of not less than two years and the remaining requirements for principal and interest payments on foreign financial indebtedness under the FX Regulations are met.

3) Entities may grant access to the FX Market, without the prior consent of the Argentine Central Bank, for the repatriation of direct investments made by non-residents up to the amount of direct investment contributions settled on the FX Market as of November 16, 2020 as long as all of the following conditions are met:

(i) the institution has documentation that proves the effective inflow of the direct investment in the resident company;

(ii) access occurs not earlier than two years from the date of settlement on the FX Market of the transaction that qualifies for inclusion in this point;

(iii) in case of a capital reduction and/or return of irrevocable contributions made by the local company, the institution has documentation that proves that the relevant legal mechanisms have been complied with and has verified that the external liability in pesos generated as from the date of the non-acceptance of the irrevocable contribution or the capital reduction, as applicable, has been disclosed in the last filing due under the External Assets and Liabilities Reporting Regime.

In all cases, the institution shall have documentation that allows it to verify the genuineness of the transaction to be processed, that the funds were used to finance projects falling under the scope of such plan and the fulfilment of the other requirements set forth in the FX Regulations.

Special regime under the investment promotion regime for exports set forth by Decree No. 234/21

On April 8, 2021, the Argentine Central Bank issued Communication “A” No. 7259 that states that proceeds of exports of goods under the investment promotion regime for exports set forth by Decree No. 234/21 (the “Promotion Regime”) might be applied, in the terms set by its regulators, to the following transactions:

a) Payment of principal and interests of debts arising from import of goods and services as from the maturity date;

b) Payment of principal and interests of debts connected to foreign financial debts as from the maturity date;

c) Payment of profits and dividends corresponding to closed and audited balance sheets; and

d) Repatriation of direct investments by non-residents in companies that are not controllers of local financial entities.

Such applications shall be admitted to the extent that the following conditions are met:

1.	The amount applied does not exceed 20% of the amount in foreign currency corresponding to the permit of export whose charges are applied.

2.
The amount does not exceed 25% of the gross amount of foreign currency settled through the FX Market for financing the project that generated the applied exports. This gross amount will be calculated based on the foreign currency settled through the FX Market as of April 7, 2021 as (i) foreign financial debts and (ii) foreign direct investments. The settlements through the FX Market can only be computed after a year has elapsed since such settlement was carried out.

3.	Exporters who opt for this mechanism must designate a local financial institution to monitor the project included in the Promotion Regime.

Likewise, Communication “A” 7259 sets forth that exports proceeds that being eligible, are not simultaneously applied to the admitted uses, may remain deposited until their application in foreign correspondent accounts of local financial entities and/or in local accounts in foreign currency of local financial entities. In the event that the application had not taken place at the time of expiration of the deadline for the settlement of exports proceeds of the corresponding export permit, the exporter may request to the monitoring entity the extension of the term until the date on which it estimates the application will take place.

Local collections for exports of on-board supplies to foreign flagged means of transport (regimen de ranchos)

On February 5, 2021, the Argentine Central Bank issued Communication “A” 7217, establishing that, regarding local collections for exports of on-board (regimen de ranchos) supplies to foreign flagged means of transport, it shall be considered that the follow-up of the shipment permit is totally or partially complied with, for an amount equivalent to the amount paid locally in Pesos and/or in foreign currency to the exporter by a local agent that owns the foreign flagged means of transport, as long as the following conditions are met:

A)
The documentation allows to verify that the delivery of the exported merchandise has taken place in the country, that the local agent of the company that owns the foreign flagged means of transport made the payment to the exporter locally and in which currency the payment was made.

B) An entity shall issue a certification stating that the company that owns the foreign flagged means of transport would have had access to the FX Market pursuant to Section 3.2.2. of the FX Regulations for the equivalent amount in foreign currency which is intended to be computed to the shipment permit.

The entity which states the precedent shall previously verify compliance with all the other requirements stablished in Section 3.2.2. of the FX Regulations except for provisions of Section 3.13. and the local agent of the company that owns the foreign flagged means of transport shall have filed an affidavit stating that it has not transferred or will transfer funds abroad for the proportional amount of the operations included in the certification.

C) In the event that the funds have been received in the country in foreign currency, a certification that the settlement of the funds through the FX Market has been made is needed.

The local agent of the company that owns the foreign flagged means of transport shall not have used this mechanism for an amount greater than US$250,000 in the calendar month.

Argentine Central Bank’s Reporting Systems

Advance information on foreign exchange transactions

The institutions authorized to deal in foreign exchange shall provide the Argentine Central Bank, at the end of each business day and two business days in advance, with information on transactions relative to outflows through the FX Market in daily amounts equal to or higher than the equivalent of US$ 50,000 (fifty thousand U.S. Dollars).

Customers of licensed institutions shall provide such institutions with information sufficiently in advance so that they may comply with the requirements under this reporting regime and, accordingly, to the extent any further requirements set forth in the exchange regulations are simultaneously satisfied, they may process the exchange transactions.

Other foreign exchange regulations

Pursuant to General Resolution No. 836/20, the CNV provided that mutual investment funds in pesos shall invest at least 75% of their assets in financial instruments and marketable securities issued in Argentina exclusively in local currency. General Resolution No. 838/20 clarified that such requirement is not applicable to investments in assets issued or denominated in foreign currency that are made and paid in pesos and the interest and principal amounts whereof are exclusively paid in pesos.

Under Interpretation Criterion No. 17 (referring to General Resolution No. 836/2020), the CNV established that new investments in assets issued in foreign currency may be made only if the aggregate of the assets listed in section 78, Article XV, Chapter III, Title XVIII of the CNV Rules plus the rest of the assets issued in a currency other than pesos does not exceed 25% of the assets of the relevant mutual investment fund.

Pursuant to General Resolution No. 878/2020, sales transactions of securities to be settled in foreign currency and in a foreign jurisdiction will be carried out provided that a minimum holding period of three business days is observed to be counted as from the date such securities are credited with the relevant depositary. As regards to sales of securities to be settled in foreign currency and in a local jurisdiction, the minimum holding period will be two business days to be counted as from the date such securities are credited with the relevant depositary. These minimum holding periods shall not be applicable in the case of purchases of securities to be settled in foreign currency.

In addition, transfers of securities acquired from foreign depositaries to be settled in pesos will be processed subject to a minimum holding period of three business days counted as from the crediting thereof with the depositary, unless such crediting results from a primary placement of securities issued by the National Treasury or refers to shares and/or Argentine deposit certificates (CEDEARs) traded on markets regulated by the CNV. Settlement and clearing agents and trading agents must verify compliance with the aforementioned minimum holding period of the securities.

As regards incoming transfers, General Resolution No. 878/2020 provided that securities transferred by foreign depositaries and credited with a central depositary may not be allocated to the settlement of transactions in foreign currency and in a foreign jurisdiction until three business days after such crediting into sub-account/s in the local custodian. If such securities are allocated to the settlement of transactions in foreign currency and in local jurisdiction, the minimum holding period will be two business days after such crediting into sub-account/s in the local custodian.

In addition, in the price-time priority order matching segment, transactions for the purchase and sale of fixed-income securities denominated and payable in US dollars issued by Argentina under local laws by sub-accounts subject to section 6 of the FX Regulations and that are also regarded as qualified investors, the following requirements must be observed:

(i) for the aggregate of such securities, the nominal amount of securities purchased and to be settled in pesos may not exceed the nominal amount of securities sold and to be settled in pesos, on the same trading day and for each customer sub-account;

(ii) for the aggregate of such securities, the nominal amount of securities sold and to be settled in foreign currency and in local jurisdiction may not exceed the nominal amount of securities bought and to be settled in such currency and jurisdiction, on the same trading day and for each customer sub-account; and

(iii) for the aggregate of such securities, the nominal amount of securities sold and to be settled in foreign currency and in a foreign jurisdiction may not exceed the nominal amount of securities bought and to be settled in such currency and jurisdiction, on the same trading day and for each sub-account.

Foreign Exchange Criminal Regime

Any operation that does not comply with the provisions of the FX Regulations is subject to Law No. 19,359 of Foreign Exchange Criminal Regime.

Notwithstanding the above mentioned measures adopted by the current administration, the Central Bank and the federal government in the future may impose additional exchange controls that may further impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.

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

Dividends paid in a currency other than U.S. dollars generally will be includible in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the holder receives the dividends, in the case of common shares, or the date the ADS Depositary receives the dividends, in the case of ADSs. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency (or on behalf of) by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States. As indicated in “Item 3.D. Risk Factors—Risks Relating to our Shares and ADSs—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, shares underlying the ADSs”, in light of the current restrictions on conversion of Argentinean currency into foreign currency, the Depositary for the ADSs may hold the Argentine pesos it cannot convert for the account of the ADS holders for a significant period of time. The subsequent conversion of such Argentinean pesos into U.S. dollars may therefore result in such income or loss. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received that is converted into U.S. dollars after it is received.

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

Our ADSs are listed on the NYSE, and our ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed and remain so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 or 2020 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Any gain realized on the sale or other disposition of common shares or ADSs will be treated as income from U.S. sources for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Therefore, an investor generally would not be able to use the foreign tax credit arising from any Argentine tax imposed on such disposition unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Taxes are only eligible for the foreign tax credit if they are income taxes (or a tax paid in lieu of an income tax). The Argentine capital gains tax will generally be treated as an income tax (or a tax paid in lieu of an income tax) and thus potentially eligible for the foreign tax credit, provided the U.S. Holder has other income derived from foreign sources against which the credit can be used (as discussed above). Asset taxes, such as the Argentine personal assets tax (as described in “—Material Argentine Tax Considerations—Personal Assets Tax”), or Extraordinary Contribution (as described in “—Material Argentine Tax Considerations—Solidary and Extraordinary contribution to help moderate the effects caused by the Pandemic”), generally will not be treated as income taxes for U.S. federal income tax purposes. If the Argentine personal assets tax or Extraordinary Contribution is not treated as an income tax for U.S. federal income tax purposes, a U.S. Holder generally would be unable to claim a foreign tax credit for any Argentine personal assets tax or Extraordinary Contribution paid. A U.S. Holder may be able to deduct the Argentine taxes discussed in this paragraph in computing its U.S. federal income tax liability, subject to applicable limitations (including, in the case of income taxes, that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year).

The rules with respect to U.S. foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Special tax rules apply to U.S. Holders if we are a PFIC. In general, we will be a PFIC in a particular taxable year if, after applying certain look-through rules, either 75 percent or more of our gross income for the taxable year is passive income, or 50 percent or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. As discussed above, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 taxable year, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. The determination of whether we are a PFIC for any taxable year depends on the classification of our income and assets, our cash position and the nature of the activities performed by our officers and employees. Because this determination is made annually, it is possible that we may become a PFIC for the current taxable year or for any future taxable year due to changes in the composition of our income or assets.

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

Material Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our or ADSs. The following summary is based upon tax laws of Argentina as in effect on the date of this document and is subject to any change in Argentine law that may come into effect after such date any change could apply retroactively and could affect the continued validity of this summary.

This summary considers the most relevant aspects of Argentine tax law as of the date of this document, nevertheless, please note it does not include all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules.

This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this report will agree with this interpretation. In this regard, it is important to highlight that, due to recent nature of certain modifications to Argentine tax law, it is not possible to determine how the relatively new regulations will be applied and/or construed by the tax authorities of Argentina. Holders are encouraged to consult their tax advisors regarding the tax treatment of our ADSs or common shares as it relates to their particular situation.

Income Tax

Taxation on Dividends

Taxation applicable on the distribution of dividends from Argentine Companies would be as follows:

(i) Dividends originated in profits obtained during tax periods initiated before January 1, 2018: no Argentine income tax withholding (“ITW”) would apply except for the application of the “Equalization Tax” (as defined below).

(ii) Dividends originated in profits obtained during fiscal years initiated after January 1, 2018 and up to December 31, 2020:

-Non Argentine residents and Argentine resident individuals and undivided estates: dividends on Argentine shares would be subject to a 7% ITW on the amount of such dividends (“Dividend Tax”).

-Argentine Entities (in general defined as entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, the “Argentine Entities”): no Dividend Tax should apply.

(iii) Dividends originated in profits obtained during fiscal years initiated after January 1, 2021 onward:

-Non Argentine residents and Argentine resident individuals (and undivided estates): subject to a 13% ITW on the amount of such dividends. In the case of non-Argentine residents, the tax rate could be reduced pursuant to applicable treaties to avoid double taxation in force between Argentina and the jurisdiction of residence of the relevant non-resident holder, provided all required conditions are met. Please note that there is currently under analysis a bill proposing maintaining the 7% ITW rate of Dividend Tax for tax periods initiated after January 1, 2021.

-Argentine Entities: no Dividend Tax should apply.

The Income Tax Law provides a first in-first out rule pursuant to which distributed dividends correspond to the former accumulated profits of the distributing company.

Argentine individuals and undivided estates located in Argentina are not allowed to offset income arising from the distribution of dividends on Argentine shares with other losses arising from other type of operations. For Argentine individuals and undivided estates not registered before the Argentine tax authorities as taxpayers for income tax purposes as well as for non-Argentine residents, the Dividend Tax withholding will be considered a final payment.

The equalization tax (the “Equalization Tax”) is applicable, for income accrued in tax periods initiated before January 1st, 2018, when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. In order to assess the “net accumulated taxable income” from the income calculated by the Income Tax Law, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed as a 35% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) would be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Equalization Tax.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on ADSs or common shares.

Capital gains tax

According to Income Tax regulations, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax (unless an exemption applies), regardless of the type of beneficiary who realizes the gain are subject to the following tax treatment:

-Argentine Entities: subject to income tax on the net income at the applicable corporate rate (30% for fiscal years initiated after January 1, 2018 and up to December 31, 2020, and 25% for tax periods initiated after January 1, 2021, and onwards). Please note that there is currently under analysis a bill proposing the application of progressive rates up to 35%. Losses arising from the sale of shares can only be offset against income derived from the same type of operations, for a five-year carryover period.

-Argentine Individuals and undivided estates: Income obtained for the sale, exchange or other disposition of common shares is exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV.

ADSs would not qualify for the capital gains tax exemption indicated above, since the referred conditions would not be met. If the exemption does not apply, the income derived from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to income tax at a 15% rate on net income, calculated under the Argentine Income Tax Law rules. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

If Argentine resident individuals and undivided estates located in Argentina perform a conversion procedure of securities representing shares, that do not meet the exemption requirements stated in the conditions mentioned in points (i), (ii) and (iii)  above, to hold instead the underlying shares that do comply with said requirements, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered. The same tax treatment will apply if the conversion process involves shares that do not meet the exemption requirements stated above that are converted into securities representing shares to which the exemption is applicable. Once the underlying shares or securities representing shares are converted, the results obtained from the sale, exchange, swap or any other disposition thereof would be exempt from income tax provided that the conditions mentioned in points (i), (ii) and (iii) of the paragraph above are met. Pursuant to amendments introduced by Law N° 27,541, it could also be construed that a capital gains exemption could also apply for Argentine resident individuals and undivided estates located in Argentina if the securities involved are listed on stock exchanges or securities markets authorized by the CNV (although the matter is not free from doubt and further clarifications should be issued).

-Non Argentine Residents: non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are exempt from income tax on the capital gains derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The exemption applies to the extent the Foreign Beneficiaries reside in a “cooperative jurisdiction” and, in accordance with Section 90 of the regulatory decree of the Income Tax Law, if their funds come from “cooperative jurisdictions” (as defined below). Capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries, provided that they reside in a cooperative jurisdiction and their funds come from cooperative jurisdictions, are exempt from income tax on capital gains, to the extent the underlying shares are authorized for public offering by the CNV.

In case Foreign Beneficiaries conduct a conversion process of shares that do not meet the exemption requirements, into securities representing shares that are exempt from income tax pursuant to the conditions stated above, such conversion would be considered a taxable transfer for which the fair market value by the time the conversion takes place should be considered.

In case the exemption is not applicable and the Foreign Beneficiaries are resident in a cooperative jurisdiction and their funds were channeled through cooperative jurisdictions, the gain derived from the disposition of common shares or ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.

For Foreign Beneficiaries resident in, or whose funds come from, non-cooperative jurisdictions, the tax rate applicable to the sales of shares and/or ADSs is assessed at 35% on a presumed net basis of 90% of the gross sale price.

General Resolution (AFIP) N°4227/2018 provides different payment mechanisms for the applicable tax on Foreign Beneficiaries, depending on the specific circumstances of the sale transaction.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of ADSs or common shares and whether any different treatment under a treaty to avoid double taxation could apply.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland, the UK and the United Arab Emirates. The agreement signed with Qatar was approved by the National Congress on December 29, 2020 through Law No. 27,608 (published in the Official Gazette on January 15, 2021). The treaties signed with China, Luxembourg, Turkey, Austria and Japan are still undergoing the respective ratification procedures. There is no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

Personal assets tax

For tax period 2019, onwards, Argentine entities, like us, have to pay the personal assets tax corresponding to Argentine and foreign resident individuals and foreign resident entities for the holding of company shares by December 31 of each year. For Personal Assets Tax purposes, Law N° 27,541 (published in the Official Gazette on December 23, 2019) and Decree No. 99/2019 changed the “domicile” criterion for the “residence” criterion as stipulated under income tax rules. For tax period 2019, inclusive, and onwards the applicable tax rate is 0.50% and is levied on the proportional net worth value (“valor patrimonial proporcional”) by December 31st of each year, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine resident individuals and/or foreign resident shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of ADSs or common shares.

Value added tax

The sale, exchange or other disposition of our ADSs or common shares and the distribution of dividends are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. According to Section 45 of Law N° 27,541, the applicable rate of tax on debits and credits on Argentine bank accounts (the “TDC”) is doubled for certain cash withdrawals made by certain Argentine legal entities. Owners of bank accounts subject to the general 0.6% and taxpayers subject to the 1.2% tax rate may consider 33% of the tax paid as a tax credit. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%.

TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the Tax Authority (AFIP-DGI) in accordance with AFIP’s General Resolution No.3900/2016.

Pursuant to Law No. 27,432 (published in the Official Gazette on December 29, 2017), the TDC shall apply until December 31, 2022, inclusive.

Tax on minimum presumed income

Pursuant to Law No. 27,260, passed by the Argentine Congress on June 29, 2016, the tax on minimum presumed income was eliminated for tax periods beginning as of January 1, 2019.

PAIS Tax (“Impuesto para una Argentina inclusiva y solidaria”)

Law N° 27,541 establishes, on an emergency basis and for the term of five fiscal periods from the entry into force of said law (i.e. December 23,2019), a federal tax applicable to certain transactions for the purchase of foreign currency for saving purposes or without a specific destination and other operations of currency exchange and acquisition of services performed by Argentine tax residents (individuals, undivided estates, legal entities, among others). The applicable rate is, in general, 30%.

Investors should consider the provisions that apply to them according to their specific case.

In addition, General Resolution (AFIP) N° 4815/2020 established on the operations subject to PAIS Tax and for the taxpayers defined in Article 36 of Law N° 27,541 that qualify as Argentine residents, in the terms of Article 116 and subsequent of the Income Tax Law, the application of a thirty-five percent (35%) collection on the amounts in Ps. that, for each case, are detailed in Article 39 of the Law 27,541. Said collection will have the character of payment on account and will be computable in the annual income tax return or, where appropriate, the annual personal assets tax return, corresponding to the fiscal period in which they were incurred.

Solidary and Extraordinary contribution to help moderate the effects caused by the Pandemic

On an emergency basis and for only one time, it was created an extraordinary, obligatory contribution which applies on the assets of certain individuals and undivided estates in existence at the date of entry into force of Law N° 27,605 (i.e. December 18, 2020) (the "Extraordinary Contribution").

The taxpayers are:

Argentine residents: Argentine resident individuals and undivided estates, for their assets located in the country and abroad. Also included are those individuals of Argentine nationality whose domicile or residence is in "non-cooperative jurisdictions" or "null or low tax jurisdictions" according to the terms of the Income Tax Law.

Non-Argentine residents: Individuals and undivided estates residing abroad (except those mentioned in the previous point) for their assets located in the country.

The individual’s residence by December 31, 2019 according to Income Tax Law provisions shall be applicable for the purposes of this Extraordinary Contribution.

In both cases, these individuals will be exempted from this Extraordinary Contribution when the total value of their assets, included and valued according to the personal assets tax law terms, regardless of the treatment they have against such tax and without any non-taxable minimum threshold deduction, does not exceed Ps. 200,000,000, inclusive.

For those mentioned in point a), the taxable base of this Extraordinary Contribution will be determined considering the total value of their assets in the country and abroad, as regulated by Law No. 27,541.

The Extraordinary Contribution to be paid will be determined on the basis of a scale and rates varying from 2% to 5.25%, depending on (i) the total value of the assets and (ii) their location and (iii) whether the taxpayer chooses to repatriated certain portion of its assets within a certain period of time.

Holders are encouraged to consult a tax advisor as to the particular consequences in this tax, or the potential subsequent application of this or a similar tax in the future, derived from the holding of ADSs or common shares.

Gross turnover tax

This tax is a provincial tax, which is also levied in the City of Buenos Aires, applicable to gross revenues resulting from the regular and onerous exercise of commerce, industry, profession, business, services or any other onerous activity conducted on a regular basis within the respective Argentine jurisdiction. Each of the provinces and the City of Buenos Aires apply different tax rates depending on the type of activity.

In addition, gross turnover tax could be applicable on the transfer of ADSs or common shares and on the perception of dividends to the extent, such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transaction with shares as well as the perception of dividends are exempt from gross turnover tax.

Holders of ADSs or common shares are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of ADSs or common shares in the involved jurisdictions.

Regimes for the Collection of Provincial Tax Revenues on the Amounts Credited to Bank Accounts

Different tax authorities (i.e., City of Buenos Aires, Corrientes, Córdoba, Tucumán, Province of Buenos Aires and Salta, among others) have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the gross turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders of ADSs should consult a tax advisor regarding the potential application of this collection regime.

Stamp tax

Stamp tax is a provincial tax, which is also levied in the City of Buenos Aires, applicable to the execution of onerous transactions within an Argentine provincial jurisdiction or the City of Buenos Aires or outside an Argentine provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction.

In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax.

Holders of ADSs or common shares are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Other taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our ADSs or common shares.

At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2021, any gratuitous transfer of property lower than or equal to Ps.322,800 is exempt. This amount is increased to Ps.1,344,000 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 8.7840%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of ADSs or common shares could be subject to this tax.

Holders of ADSs or common shares are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.

Court tax

In the event that it becomes necessary to institute enforcement proceedings in relation to our ADSs or common shares in the federal courts of Argentina or the courts sitting in the City of Buenos Aires, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before the Province courts.

Non-cooperative jurisdictions and Low-or-nil-tax jurisdictions

According to Section 82 of act 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Section 19 and Section 20 of the Income Tax Law.

Section 19 of the Argentine Income Tax Law defines non-cooperative jurisdictions as those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Those jurisdictions that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. Section 24 of the regulatory decree of the Income Tax Law establishes the list of jurisdictions deemed as “non-cooperative” under Section 19 of the aforementioned law.

In turn, Section 20 of the Argentine Income Tax Law defines low or nil tax jurisdictions as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate income tax rate is lower than 60% of the corporate income tax rate established in Section 73(a) of the Income Tax Law.

Pursuant to Section 25 of the regulatory decree of the Income Tax Law, for purposes of determining the taxation level referred to in Article 20 of the Income Tax Law, taxpayers should consider the aggregate corporate tax rate applicable in each jurisdiction, regardless of the governmental level in which the taxes were levied. In turn, “special tax regime” is understood as any regulation orspecific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime.

Holders of ADSs or common shares are encouraged to consult a tax advisor as to the particular tax consequences arising for them related to non-cooperative jurisdictions or low-or-nil-tax jurisdictions.

Incoming Funds Arising from Non-Cooperative or Low or Nil Tax Jurisdictions

According to the legal presumption under Section 18.2 of Law No. 11,683, as amended, incoming funds from non-cooperative or low or nil jurisdictions could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved. Unjustified net worth increases are subject to the following taxes:

•	income tax would be assessed at 110% of the amount of funds transferred.

•	value added tax would be assessed at 110% of the amount of funds transferred.

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

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OR DISPOSITION OF ADSs OR COMMON SHARES. HOLDERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES ARISING IN EACH PARTICULAR CASE.

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

Not applicable.

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

Interest Rate Risk

See Note 20 to our audited and consolidated Financial Statements for the period ended December 31, 2020.

Interest rate sensitivity

See Note 20 to our audited and consolidated Financial Statements for the period ended December 31, 2020.

Foreign Currency Risk

See Note 20 to our audited and consolidated Financial Statements for the period ended December 31, 2020.

Foreign currency sensitivity

See Note 20 to our audited and consolidated Financial Statements for the period ended December 31, 2020.

Price Risk

See Note 20 to our audited and consolidated Financial Statements for the period ended December 31, 2020.

Credit Risk

See Note 20 to our audited and consolidated Financial Statements for the period ended December 31, 2020.

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

For example, for the monthly transaction related to Energía Base and thermal PPAs. As of December 2020, with due date on February 10, 2021, we collected , 24.01% on March 5, 2021, 51.72% on March 15, 2021, and the rest on March 31, 2021. For these delays, we are entitled to receive interests from CAMMESA. Payments related to PPAs under the Renovar Regulatory Framework have not suffered delays. CAMMESA may once again be unable to make payments to generators both in respect of energy dispatched and generation capacity availability on a timely basis or in full, which may substantially and adversely affect our financial position and the results of our operations.

The chart below shows the payment cycle of CAMMESA (for sales under the Energía Base) in terms of number of days after the due date that CAMMESA took to pay the balances each month from September 2015 to December 2019:

Source: Central Puerto

We are also entitled to receive the foreign exchange difference accrued for the term market contracts and FONI trade receivables, which are denominated in U.S. dollars, between the last date of the month of each monthly transaction of the term market contracts with CAMMESA or FONI installments, and the day prior to the due date of such monthly transaction or installment. These amounts should be paid one day after the due date of the payment of each monthly transaction or FONI installment. However, for the installments corresponding to the January 2019–December 2019 period CAMMESA had delays on such foreign exchange difference payments. The foreign exchange difference on the January 2021 and February 2021 monthly transactions of the trade receivables for the term market contracts from thermal units and FONI installments have not been collected as of the date of this annual report.

Due to the COVID-19 pandemic crisis, we have experienced, and expect to continue experiencing, delays in certain payments from CAMMESA.

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

With respect to the FONINVEMEM program, after commercial authorization was granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly partial payments of our outstanding receivables from electric power sales from January 2004 through December 2007. These receivables were denominated in U.S. dollars bearing interest at LIBOR plus 1% (for receivables paid from the proceeds of the Manuel Belgrano plant) and 2% (for receivables paid from the proceeds of the “San Martín” power plant), and payments were made in pesos at the exchange rate as of the date of the payment.

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

During 2019, we collected Ps. 11.5 billion in CVO receivables , measured in current amounts as of December 31, 2020.

During 2020, we collected Ps. 6.3 billion in CVO receivables, measured in current amounts as of December 31, 2020.

Liquidity Risk

 See Note 20 to our audited and consolidated Financial Statements for the period ended December 31, 2021.

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

Evaluation of Disclosure Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Our company, under the supervision and with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) of the Exchange Act, as of December 31, 2020.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon their evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2020, our disclosure controls and procedures were effective to provide reasonable assurance of achieving their control objectives.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2020.

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

We have adopted a “Code of Business Conduct” (the “code”) designed to establish guidelines with respect to professional conduct, morals and employee performance. This code applies to all directors, managers, heads and employees of the Company. The code is posted on our website at http://investors.centralpuerto.com/govdocs. In 2018, the code was amended to comply with the requirements set forth in Argentine Law No. 27.401 (the “Corporate Criminal Liability Law”), which include that the Company’s employees while dealing with public sector officers or agencies on behalf of the Company shall act with due care and shall avoid, at all times, circumstances that may be considered contrary to the public duties of such public sector officers, illicit enrichment of such public sector officers, bribery and influence-peddling, extortion and preparation of false balance sheets and reports. On March 9, 2018, our Audit Committee approved the amendment. In addition, we did not grant any waivers to the code during the year ended December 31, 2020

Item 16.C	Principal Accountant Fees and Services

Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2020 and 2019. The following tables sets forth the total amount billed to us and our subsidiaries for the indicated fiscal years (stated in the current measurement unit as of December 31, 2020):

	2020	2019
	(in thousands of Ps.)
Audit Fees	31,501	34,749
Tax Fees	1,265	1,544
All other fees	-	-
Total	32,766	36,293

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

Tax fees are billed for professional services related to tax compliance and tax advice for fiscal years 2020 and 2019, respectively.

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

Consequently, 100% of the services and fees rendered by our principal accountants in 2020 were approved by the Audit Committee prior to their engagement to perform such work.

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

Pursuant to CNV Rules, a director is not independent if such director is:

(a)  &hairsp;a member of management or an employee of shareholders who hold material holdings in the listed company or of other entities in which these shareholders have material holdings or over which these shareholders exercise a material influence;

(b)  &hairsp;is currently an employee or has, in the last three years, been an employee of the listed company;

(c)  &hairsp;a person who has a professional relationship or is part of a company or professional association that maintains professional relations with, or that receives remunerations or fees (other than directors’ fees) from, the listed company or from shareholders that have material holdings in the listed company, or with a company in which such shareholders have material holdings or exercise a material influence;

(d)  &hairsp;a person who has material holdings in the listed company or in an entity that has material holdings in, or exercises a material influence over, the listed company;

(e)  &hairsp;a person who directly or indirectly provides goods or services to the listed company or to shareholders that have material holdings in or exercise a material influence over the listed company and receives compensation for such services that is substantially higher than that received as director of the listed company;

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

The responsibilities of an audit committee, as provided in Law No. 26,831 and the CNV standards, are essentially the same as those provided for under Rule 10A-3, including, but not limited to, the following:

(a)  &hairsp;advise on the board of directors’ proposal for the designation of external independent accountants and to ensure their independence;

(b)  &hairsp;oversee our internal control mechanisms and administrative and accounting procedures and assess the reliability of all financial and other relevant information filed with the CNV and other entities to which we report;

(c)  &hairsp;oversee our information policies concerning risk management;

(d)  &hairsp;provide the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;

(e)  &hairsp;advise on the reasonableness of fees or stock option plans for our directors and managers proposed by the board of directors;

(f)   advise on our fulfillment of legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in cases of capital increase in which pre-emptive rights are excluded or limited;

(g)  &hairsp;verify the fulfillment of any applicable rules of conduct; and

(h)  &hairsp;issue grounded opinions on related-party transactions under certain circumstances and file such opinions with regulatory agencies as required by the CNV in the case of possible conflicts of interest.

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

Item 16.H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

The Company has responded to Item 18 in lieu of responding to this Item 17.

Item 18.	Financial Statements

Our Audited Consolidated Financial Statements are included in this annual report beginning at Page F-1.

Item 19.	Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1.	English translation of bylaws of Central Puerto S.A. (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F/A (File No. 001-38376), filed with the Commission on April 29, 2020).
2.1.
Form of deposit agreement among Central Puerto S.A., Citibank, N.A. and the holders and beneficial owners of ADSs issued thereunder (incorporated by reference to our registration statement on Form F-6 (File No. 333-222584) filed with the Commission on January 17, 2018).

2.(d).
Description of rights of the securities registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.(d) of our annual report on Form 20-F/A (File No. 001-38376), filed with the Commission on April 29, 2020).

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

Exhibit Number	Description
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

4.18	Brigadier López Power Plant transfer contract (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F/A (File No. 001-38376), filed with the Commission on April 29, 2020).
8.1.	List of subsidiaries of Central Puerto S.A. as of the date of this annual report.
11.1.	Code of Ethics of Central Puerto S.A., as amended (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 27, 2018).
12.1.	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
12.2.	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.2.	Consent of Vaisala, Inc. (incorporated by reference to Exhibit 23.5 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).
101	XBRL Instance Document and related items.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAL PUERTO S.A.

By:	/s/ ENRIQUE TERRANEO
Enrique Terraneo
Chief Financial Officer

Date:April 26, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Central Puerto S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Central Puerto S.A. internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Central Puerto S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Central Puerto S.A. as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes, and our report dated April 26, 2021 expressed an unqualified opinion thereon.

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

Buenos Aires, Argentina April 26, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Central Puerto S.A.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Central Puerto S.A. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 26, 2021 expressed an unqualified opinion thereon.

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

Impairment of property, plant and equipment and intangible assets Description of the Matter

As reflected in the Company´s consolidated financial statements, at December 31, 2020, the Company´s property, plant and equipment (“PP&E”) and intangible assets were Argentine pesos (“Ps.”) 79,187 million and Ps. 6,744 million, respectively. As further described in Note 2.2.8 to the consolidated financial statements, PP&E and intangible assets are tested for impairment when an existing event or one that took place after year end, and provides additional evidence of conditions that existed at the end of the reporting period, indicates than the recoverable value of the PP&E and/or intangible assets amounts may be affected. For each individual asset or cash generating unit (“CGU”) for which impairment indicators are identified, management estimates the recoverable amount for the asset or CGU, which is the higher of the fair value less costs to sell and its value in use, and compares it to the respective carrying amount. The Company estimated the fair value less cost to sell of Turbines based on third party evidence and external specialists’ valuation. The value in use for the Company´s CGUs related to the Electric Power Generation from conventional sources operating segment, was estimated based on discounted future cash flows, which considered probability weighted scenarios. During 2020, the Company recorded a Ps. 3,417 million impairment loss on PP&E related to the Brigadier López Thermal Generation Station, the Luján de Cuyo Combined Cycle Power Plant and certain Turbines and a Ps. 599 million impairment loss on its intangible assets related to the Brigadier López Thermal Generation Station.

Auditing this area is especially challenging because it involves a high degree of auditor judgment in performing procedures to evaluate management assumptions to determine the fair value less cost to sell and value in use, such as prospective financial information (including market inputs used in the determination of certain assets’ fair value , expected inflation and exchange rates, the estimated growth in energy market, future electricity prices and developments in the regulatory framework), the use of different scenarios and the discount rate, which are forward- looking and based upon expectations about future economic and market conditions.

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

To test management´s impairment evaluation, our audit procedures included, among others, assessing the methodologies used by management, testing the underlying data and involving our internal valuation specialists to assist in testing the significant assumptions discussed above and the valuations in which the Company based its determination of fair value less cost to sell. For example, we compared the significant assumptions used by management, such as expected inflation, exchange rates and future energy prices and costs, to current available economic trends data and known regulatory framework, and evaluated whether changes to the Group’s estimation model or other factors affected the significant assumptions. We also assessed historical accuracy of management’s estimates and performed sensitivity analysis to evaluate the changes in the value in use that would result from changes in the underlying assumptions and tested the arithmetical accuracy and internal logic of the discounted cash flows model. We also assessed related disclosuresin the consolidated financial statements.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

We have served as the Company’s auditor since 2002.

Buenos Aires, Argentina April 26, 2021

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME

		For the years ended December 31,
	Notes	2020	2019	2018
		ARS 000	ARS 000	ARS 000

Continuing operations
Revenues	5	38,108,160	48,957,223	29,875,727
Cost of sales	6.1	(16,815,404)	(25,807,727)	(13,584,983)
Gross income		21,292,756	23,149,496	16,290,744

Administrative and selling expenses	6.2	(2,972,603)	(3,585,133)	(2,909,663)
Other operating income	7.1	14,098,495	24,986,160	27,692,377
Other operating expenses	7.2	(457,084)	(368,606)	(278,290)
Impairment of property, plant and equipment and intangible assets		(4,016,305)	(5,996,233)	-
CVO receivables update	14.1	-	-	23,072,749
Operating income		27,945,259	38,185,684	63,867,917

Gain (loss) on net monetary position	2.1.2	1,159,246	(3,310,603)	(8,452,938)
Finance income	7.3	5,159,795	4,902,024	4,775,371
Finance expenses	7.4	(22,297,137)	(21,680,208)	(13,195,831)
Share of the profit of associates	3	108,750	1,515,649	2,249,648
Income before income tax from continuing operations		12,075,913	19,612,546	49,244,167

Income tax for the year	9	(5,117,975)	(7,821,606)	(13,831,383)
Net income for the year from continuing operations		6,957,938	11,790,940	35,412,784

Discontinued operations
Income after tax for the year from discontinued operations	21	-	-	578,393
Net income for the year		6,957,938	11,790,940	35,991,177

Attributable to:
- Equity holders of the parent		6,891,921	11,992,373	36,691,002
- Non-controlling interests		66,017	(201,433)	(699,825)
		6,957,938	11,790,940	35,991,177

Basic and diluted earnings per share (ARS)	10	4.58	7.97	24.38

Basic and diluted earnings per share from continuing operations (ARS)	10	4.58	7.97	23.99

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the years ended December 31,
	Notes	2020	2019	2018
		ARS 000	ARS 000	ARS 000

Net income for the year		6,957,938	11,790,940	35,991,177

Other comprehensive income for the year

Other comprehensive income to be reclassified to income in subsequent periods

Loss on financial assets at fair value through other comprehensive income	8	-	-	(725,937)
Income tax related to loss on financial assets at fair value through other comprehensive income	9	-	-	290,328
Other comprehensive income (loss) to be reclassified to income in subsequent periods		-	-	(435,609)

Other comprehensive income (loss) not to be reclassified to income in subsequent periods

Remeasurement of losses from long-term employee benefits	15.3	7,471	(59,403)	43,040
Income tax related to remeasurement of losses from long-term employee benefits	9	(1,967)	15,742	(12,912)
Other comprehensive income (loss) not to be reclassified to income in subsequent periods		5,504	(43,661)	30,128
Other comprehensive income for the year		5,504	(43,661)	(405,481)
Total comprehensive income for the year		6,963,442	11,747,279	35,585,696

Attributable to:
- Equity holders of the parent		6,897,425	11,948,712	36,285,521
- Non-controlling interests		66,017	(201,433)	(699,825)
		6,963,442	11,747,279	35,585,696

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		12-31-2020	12-31-2019
	Notes	ARS 000	ARS 000

Assets
Non-current assets
Property, plant and equipment	12	79,186,695	77,187,266
Intangible assets	13	6,744,106	9,623,488
Investment in associates	3	4,664,005	4,697,625
Trade and other receivables	14.1	29,400,051	33,012,927
Other non-financial assets	15.1	484,116	938,261
Inventories	11	658,121	196,275
Deferred tax asset	9	98,380	-
		121,235,474	125,655,842
Current assets
Inventories	11	804,226	895,252
Other non-financial assets	15.1	900,361	1,369,911
Trade and other receivables	14.1	18,735,089	21,293,677
Other financial assets	14.8	14,076,309	10,481,099
Cash and cash equivalents	16	278,698	2,033,761
		34,794,683	36,073,700
Property, plant and equipment available for sale	22.5	2,359,451	-
Total assets		158,389,608	161,729,542

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		25,619,864	25,619,864
Legal reserve		3,838,044	3,238,426
Voluntary reserve		48,479,823	36,092,233
Other equity accounts		(1,966,148)	-
Retained earnings		6,897,425	12,987,208
Equity attributable to holders of the parent		84,383,030	79,451,753
Non-controlling interests		128,319	1,076,487
Total equity		84,511,349	80,528,240

Non-current liabilities
Other non-financial liabilities	15.2	5,254,302	5,928,471
Loans and borrowings	14.3	30,844,867	41,777,839
Compensation and employee benefits liabilities	15.3	314,612	312,142
Provisions	18	45,403	12,512
Deferred income tax liabilities	9	8,999,900	8,590,917
		45,459,084	56,621,881
Current liabilities
Trade and other payables	14.2	2,545,492	8,031,529
Other non-financial liabilities	15.2	2,251,198	2,361,153
Loans and borrowings	14.3	20,124,461	10,926,497
Compensation and employee benefits liabilities	15.3	1,018,919	951,227
Income tax payable		2,444,250	2,271,636
Provisions	18	34,855	37,379
		28,419,175	24,579,421
Total liabilities		73,878,259	81,201,302
Total equity and liabilities		158,389,608	161,729,542

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	Unappropriated retained earnings	Other accumulated comprehensive income (loss)	Non- controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2020	1,514,022	25,619,864	3,238,426	36,092,233	-	12,987,208	-	1,076,487	80,528,240

Net income for the year	-	-	-	-	-	6,891,921	-	66,017	6,957,938
Other comprehensive income for the year	-	-	-	-	-	5,504	-	-	5,504
Total comprehensive income for the year	-	-	-	-	-	6,897,425	-	66,017	6,963,442

Increase in legal reserve	-	-	599,618	-	-	(599,618)	-	-	-
Increase in voluntary reserve	-	-	-	12,387,590	-	(12,387,590)	-	-	-
Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	-	(63,958)	(63,958)
Transaction with non-controlling interest (Note 19)	-	-	-	-	(1,966,148)	-	-	(951,900)	(2,918,048)
Share-based payments	-	-	-	-	-	-	-	1,673	1,673
As of December 31, 2020 (1)	1,514,022	25,619,864	3,838,044	48,479,823	(1,966,148)	6,897,425	-	128,319	84,511,349

As of January 1, 2019	1,514,022	25,619,864	802,935	9,228,000	-	30,817,963	-	979,444	68,962,228

Effect of IFRIC 23 adoption	-	-	-	-	-	1,029,939	-	-	1,029,939
As of January 1, 2019 (modified)	1,514,022	25,619,864	802,935	9,228,000	-	31,847,902	-	979,444	69,992,167

Net income for the year	-	-	-	-	-	11,992,373	-	(201,433)	11,790,940
Other comprehensive income for the year	-	-	-	-	-	(43,661)	-	-	(43,661)
Total comprehensive income for the year	-	-	-	-	-	11,948,712	-	(201,433)	11,747,279

Increase in legal reserve	-	-	2,435,491	-	-	(2,435,491)	-	-	-
Increase in voluntary reserve	-	-	-	28,382,471	-	(28,382,471)	-	-	-
Dividends in cash	-	-	-	(1,518,238)	-	8,556	-	-	(1,509,682)
Contributions from non-controlling interests	-	-	-	-	-	-	-	263,994	263,994
Dividends in cash distributed by a subsidiary (3)	-	-	-	-	-	-	-	(31,624)	(31,624)
Share-based payments	-	-	-	-	-	-	-	66,106	66,106
As of December 31, 2019 (1)	1,514,022	25,619,864	3,238,426	36,092,233	-	12,987,208	-	1,076,487	80,528,240

As of January 1, 2018	1,514,022	25,619,864	340,279	2,135,903	-	4,620,523	435,609	1,002,541	35,668,741

Net income for the year	-	-	-	-	-	36,691,002	-	(699,825)	35,991,177
Other comprehensive income for the year	-	-	-	-	-	30,128	(435,609)	-	(405,481)
Total comprehensive income for the year	-	-	-	-	-	36,721,130	(435,609)	(699,825)	35,585,696

Increase in legal reserve	-	-	462,656	-	-	(462,656)	-	-	-
Increase in voluntary reserve	-	-	-	7,092,097	-	(7,092,097)	-	-	-
Dividends in cash	-	-	-	-	-	(2,968,937)	-	-	(2,968,937)
Contributions from non-controlling interests	-	-	-	-	-	-	-	648,731	648,731
Share-based payments	-	-	-	-	-	-	-	27,997	27,997
As of December 31, 2018 (1)	1,514,022	25,619,864	802,935	9,228,000	-	30,817,963	-	979,444	68,962,228

(1)
A subsidiary holds 8,851,848 common shares.
(2)
Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 28, 2020.
(3)
Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 23, 2019.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2020	2019	2018
	ARS 000	ARS 000	ARS 000

Operating activities
Income for the year before income tax from continuing operations	12,075,913	19,612,546	49,244,167
Income for the year before income tax from discontinued operations	-	-	688,630
Income for the year before income tax	12,075,913	19,612,546	49,932,797

Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant and equipment	3,620,674	2,681,584	2,392,834
Amortization of intangible assets	2,334,299	1,934,797	732,317
Loss (gain) on replacement/disposal of property, plant and equipment	-	-	218,597
Impairment of property, plant and equipment and intangible assets	4,016,305	5,996,233	-
Discount of accounts receivables and payables, net	30,194	304,798	-
CVO receivables update	-	-	(23,072,749)
Interest earned from customers	(3,107,561)	(8,760,658)	(3,399,669)
Trade and tax interests lost	373,124	-	-
Finance income	(5,159,795)	(4,902,024)	(4,775,371)
Finance expenses	22,297,137	21,680,208	13,195,831
Share of the profit of associates	(108,750)	(1,515,649)	(2,249,648)
Material and spare parts impairments	42,935	42,977	(5,146)
Share-based payments	1,673	66,106	27,997
Movements in provisions, and long-term employee benefit plan expense	135,257	110,407	-
Foreign exchange difference for trade receivables	(10,952,248)	(16,217,459)	(23,882,362)
Income from the sale of La Plata plant	-	-	(981,172)
Loss on net monetary position	(12,354,183)	(16,235,780)	(6,171,733)

Working capital adjustments:
Decrease in trade and other receivables	14,505,539	17,383,420	10,863,251
Decrease (Increase) in other non-financial assets and inventories	341,216	(1,624,563)	(64,399)
(Decrease) Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(8,171,729)	2,338,705	3,787,032
	19,920,000	22,895,648	16,548,407
Trade and tax interests paid	(373,124)	-	-
Interest received from customers	3,111,680	6,578,193	92,898
Income tax paid	(3,364,939)	(13,172,605)	(8,879,837)
Net cash flows provided by operating activities	19,293,617	16,301,236	7,761,468

Investing activities
Purchase of property, plant and equipment	(11,970,431)	(23,830,786)	(14,574,020)
Acquisition of thermal Station Brigadier López	-	(11,526,280)	-
Cash flows generated from the sale of the La Plata plant	-	-	1,310,823
Dividends received	140,984	1,003,449	2,031,631
(Acquisition) Sale of financial assets, net	(5,458,711)	(3,635,472)	612,870
Net cash flows used in investing activities	(17,288,158)	(37,989,089)	(10,618,696)

Financing activities
Bank and investment accounts overdrafts received (paid), net	(703,095)	1,998,624	(48,459)
Loans received	4,132,003	28,216,736	9,162,446
Loans paid	(3,229,307)	(1,576,414)	(4,387,751)
Direct financing and loans refinancing costs	(323,478)	(1,324,244)	-
Interest and other financial costs paid	(3,495,527)	(2,713,387)	(966,393)
Contributions from non-controlling interests	-	263,994	648,731
Dividends paid	(63,958)	(1,541,306)	(2,968,938)
Net cash flows (used in) provided by financing activities	(3,683,362)	23,324,003	1,439,636

(Decrease) Increase in cash and cash equivalents	(1,677,903)	1,636,150	(1,417,592)
Exchange difference and other financial results	276,696	864,440	2,788,261
Monetary results effect on cash and cash equivalents	(353,856)	(948,406)	(1,163,157)
Cash and cash equivalents as of January 1	2,033,761	481,577	274,065
Cash and cash equivalents as of December 31	278,698	2,033,761	481,577

CENTRAL PUERTO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation.

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

-
Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 571 MW and a steam generating capacity of 125 tons per hour.

-
The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

-
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

-
The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280.5 MW (open-cycle operation).

-
The thermal cogeneration plant Terminal 6 - San Lorenzo (currently under construction), located in Puerto General San Martín, Santa Fe Province, was commercially authorized on November 21, 2020, with only its gas turbine with power of 269.5 MW (open-cycle). Once the works are finished and the plant operates with combined cycle, it will have an installed power of 330 MW and 340 tn/h of steam production.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group.

On July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

Moreover, through CP Renovables S.A. (“CPR”) and its subsidiaries, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. the Group takes part on the development and performance of energy projects based on the use of renewable energy sources. In this regard, as of the issuance date of these financial statements,

CENTRAL PUERTO S.A.

the Group has a total installed capacity of 373.8 MW of commercially-authorized power from sources of renewable energy, which is distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW; (v) wind farm Achiras 48 MW; (iv) wind farm Los Olivos 22.8 MW and (vii) wind farm Manque 57 MW.

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

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

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

-
The price of energy generated by thermal power stations is reduced. Therefore, the price for energy generated with natural gas is of 4 USD/MWh and 7 USD/MWh for energy generated with liquid fuel.

-
The price of energy operated by thermal power stations is reduced. Therefore, the price for energy operated with any fuel is of 1.4 USD/MW.

CENTRAL PUERTO S.A.

-
The price for energy generated from non-conventional energy sources (renewable energies) is fixed at 28 USD/MWh.

Power Sale:

-
DIGO price (established by Resolution 19) goes from 7,000 USD/MW-month during the twelve months of the year to 7,000 USD/MW-month the six months of higher seasonal demand for electrical energy (December, January, February, June, July and August) and to 5,500 USD/MW-month the remaining months of the year (March, April, May, September, October and November).

-
Some minimum values of offered availability are reduced. Its compliance is subject to the foregoing prices.

-
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

Prices established by Resolution 31 are listed below:

Energy sale:

-
The price of the energy generated by thermal power stations with natural gas is 240 $/MWh and with liquid fuel is 420 $/MWh. For hydraulic plants, the price is 210 $/MWh.

-
The price of energy operated by thermal power stations is 84 $/MWh for the energy generate from any type of fuel, and the same applies for hydraulic plants.

-
The price of energy generated from non-conventional energy sources (renewable energies) is 1,680 $/MWh.

-
The remuneration price in MTR hours for thermal power stations is 37,500 $/MWh - month, and in hydraulic power stations with power lower than 300 MW is 32,500 $/MWh - month and in hydraulic power stations with power higher than 300 MW, it is 27,500 $/MWh - month. The prices aforementioned shall apply to the energy generated during the first 25 hours of MTR (HMRT-1) and to the next 25 hours of MTR (HMRT-2) multiplied by the FRPHMRT factor, as indicated in the following table:

Hours of maximum	FRPHMRT
thermal requirement	Summer	Autumn	Winter	Spring

HMRT-1	1.2	0.2	1.2	0.2
HMRT-2	0.6	0.0	0.6	0.0

CENTRAL PUERTO S.A.

Power sale:

-
DIGO prices for thermal generators will be 360,000 $/MW - month for the six months of highest seasonal demand of electric energy (December, January, February, June, July and August) and 270,000 $/MWh - month for the remaining six months of the year (March, April, May, September, October and November).

-
The Power Base Price for hydraulic generators is:

Hidro scale	PowerBasePrice [$/MW-month]

Power > 300 MW	99,000
Power > 120 MW and <= 300 MW	132,000
Power > 50 MW and <= 120 MW	181,500

Even though Resolution 31 implies a reduction in the energy sale income in the spot market, there are no doubts regarding the ability of the Company to continue as a going concern. Supply agreements entered into by the Group with CAMMESA up to date and the collection of CVO credits in US dollars shall remain unaffected by the dispositions of Resolution 31.

On April 8, 2020, the Company learned that the Secretariat of Energy instructed CAMMESA to postpone until further notice the application of the price update mechanism described in the second paragraph of this note. Accordingly, CAMMESA did not apply the price update mechanism to the energy and power sold since March 2020. The Company is evaluating the effects that the non-application of such mechanism would have, as well as the steps to be followed in this regard.

g)
Secretariat of Energy Resolution No. 354/2020

This resolution established, among other things, that as from the effectiveness of Plan “GasAr” (Plan Gas 4), Generators of WEM may adhere to centralized dispatch, assigning CAMMESA such contracts entered into with producers or transporters of natural gas, so that such contracts are used by the Dispatch Entity (OED for its acronym in Spanish), based on dispatch criteria.

In addition, this resolution established that generation agents who, pursuant to Resolution No. 287/2017, have the obligation of self-procuring fuel are able to deem such obligations null and therefore, have their associated costs recognized, and they must keep maintenance of the transport capacity for its management in centralized dispatch, as long as CAMMESA determines the convenience of having such.

2.
Basis of preparation of the consolidated financial statements

2.1.
Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The attached financial statements have been prepared in order to be included in a Securities and Exchange Commission (“SEC”) filing and have been approved by the Company’s Board of Directors on April 26, 2021.

These consolidated financial statements provide comparative information in respect of the previous years.

In preparing these consolidated financial statements, the Group applied the significant accounting policies, estimates and assumptions described in Notes 2.2 and 2.3, respectively. Moreover, the Group has adopted the changes in accounting policies described in Note 2.4.

CENTRAL PUERTO S.A.

The Group’s consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.1.1.
Basis of consolidation

The consolidated financial statements as of December 31, 2020 and 2019 and for each of the years ended December 31, 2020, 2019 and 2018, include the financial statements of the Group formed by the parent company and its subsidiaries: Central Vuelta de Obligado S.A., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., Proener S.A.U., CP Renovables S.A. and its subsidiaries.

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

2.1.2.
Measuring unit

The financial statements as at December 31, 2020, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods) were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

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

CENTRAL PUERTO S.A.

Due to different macroeconomic factors, the triennial inflation in 2020 was higher than such figure, as the goals of the Argentine government, and other available projections, indicate that this trend will not revert in the short term.

So as to evaluate the mentioned quantitative condition and to restate the financial statements, the Argentine Securities Commission established that the series of indexes to be used in the IAS 29 application is the one established by the Argentine Federation of Professional Councils in Economic Sciences.

Considering the before mentioned index, the inflation was of 36.13%, 53.83% and 47.64% in the years ended December 31, 2020, 2019 and 2018, respectively.

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

(iii)
Non-monetary items measured at their fair values at the end of the reported period are not restated to be included in the balance sheet; however, the adjustment process must be completed to determine the income (loss) produced for having those non-monetary items in the terms of a uniform measurement unit.

As at December 31, 2020, 2019 and 2018, the Company counted with the following items measured with the current value method: the share kept in foreign currency of the items Trade and other receivables, Cash and cash equivalents, Loans and borrowings that accrue interest, and Trade and other payables.

(iv)
Non-monetary items at historical cost or at fair value of a date previous to the end of the reported period are restated at rates reflecting the variation occurred at the general level of prices from the acquisition or revaluation date until the end of the reported period; then the amounts restated for those assets are compared with the corresponding recoverable values. Charges to the income (loss) for the period due to property, plant and equipment depreciation and intangible assets amortization, as well as other non-monetary assets consumption are determined in accordance with the new restated amounts.

As at December 31, 2020, 2019 and 2018, the items subject to this restatement process were the following:

-
Non-monetary items measured at fair value of a date previous to the end of the reported period: certain machines, equipment, turbogroups and auxiliary equipment of the Property, Plant and Equipment item, which were measured at their fair value as at January 1, 2011.

-
Non-monetary items at historical cost: the remaining items of Property, Plant and Equipment, Intangible assets, Investment in associates, Inventories and Deferred income tax liabilities.

(v)
When borrowing costs in non-monetary assets are capitalized in accordance with IAS 23, the share of those cost compensating the creditor for the effects of inflation is not capitalized.

The Company proceeded to the capitalization of borrowing costs as stated in Note 2.2.6.

(vi)
The restatement of the non-monetary assets in the terms of a current measurement unit at the end of the reported period without an equivalent adjustment for tax purposes leads to a temporary taxable difference and to the recognition of a deferred-tax liability whose balancing entry is recognized in the income (loss) for the period. For the next reporting period, the deferred-tax items are restated for inflation to determine the item on income (loss) for such period. In Note 9 the effects of this process are detailed.

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

-
it is due to be settled within twelve months after the reporting period; or

-
there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities, in all cases.

2.2.2.
Fair value measurement

The Group measures certain financial instruments at their fair value at each reporting date. In addition, the fair value of financial instruments measured at amortized cost is disclosed in Note 14.5.

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

-
If the contract (or the combination of contracts) contains more than one promised good or service, when and how such goods or services should be granted.

-
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

-
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

-
When the incurred cost to close an agreement and the costs to comply with it can be recognized as an asset.

The Company has a sole relevant revenue source, which consists on the commercialization of energy produced in the spot market and under the energy supply agreements, CAMMESA being its main customer.

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

CENTRAL PUERTO S.A.

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

2.2.5.
Taxes

Current income tax

Current income tax assets and liabilities for the year are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute those amounts are those that are enacted or substantively enacted, at the end of the reporting period. The statutory tax rate for the Group for the fiscal year 2020 is 30%.

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

Uncertaintites over income tax treatements

The Group determines whether each tax treatment should be considered independently or whether some tax treatments should be considered together and uses an approach that provides better predictions of the resolution of the uncertainty.

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

CENTRAL PUERTO S.A.

b)
Action for recovery - Income tax refund for fiscal period 2010

In December 2014, the Company, as merging company and continuing company of HPDA, raised a recourse action before fiscal authorities regarding the income tax for the fiscal period 2010, which was incorrectly entered by HPDA. This recourse action seeks to recover the income tax entered by HPDA in accordance with the lack of application of the inflation- adjustment mechanism established by the Law on Income Tax. In December 2015, since the term stated by Law no. 11,683 elapsed, the Company brought a contentious-administrative claim before the National Court to ask for its right to obtain the income tax recovery.

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

c)
Action for recovery - income tax refund for fiscal years 2009, 2011 and 2012

In December 2015, the Company filed a petition with the Argentine Tax Authorities for the recovery of income tax for the fiscal year 2009, in the amount of 20,395 at historical values which had been incorrectly paid by the Company in excess of our income tax liability. By filling such action, the Company seeks to recover the excess income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law. On April 22, 2016, after the term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Tax Court. On September 27, 2019, the judge entered judgment rejecting the complaint filed by the Company. Such judgment was appealed by the Company last October 4, 2019.

In December 2017, the Company, as merging company and continuing company of HPDA, filed a petition with the Argentine Tax Authorities for the recovery of 52,783 at historical values paid in excess by HPDA for payment of Income Tax for 2011 fiscal period. The purpose of such action is to recover the income tax paid by HPDA due to the failure to apply the adjustment for inflation mechanism aforementioned. On April 1, 2019 such claim was rejected by national fiscal authorities. Therefore, the Company filed an administrative and legal action on April 25, 2019.

In December 2018, the Company brought two administrative complaints of recovery before AFIP: the first one was filed by the Company, as merging company and continuing company of HPDA, regarding the income tax for the fiscal period 2012 that amounted to 62,331 at historical values, which was entered in excess by HPDA. The second complaint was filed by the Company regarding the income tax for the same fiscal period that amounted to 33,265 at historical values, which was entered in excess by the Company. These recourse actions seek to recover the income tax entered by HPDA and the Company in accordance with the lack of application of the inflation-adjustment mechanism aforementioned. On September 12, 2019, the Company filed both recourse actions before the Federal Contentious- Administrative Court against AFIP-DGI in accordance with Section 82, paragraph “c” of Law no. 11,683 (restated text 1998 as amended), as the term established in the second paragraph of Section 81 of such law had elapsed.

d)
Action for recovery - Income tax for the fiscal year 2015

On December 23, 2020, the Company submitted before the fiscal authorities an action for recovery of the income tax for the fiscal year 2015 for the amount of 129,231 (at historical values) unduly paid by CPSA. The purpose of the action for recovery is to obtain reimbursement of the income tax paid by CPSA based on the lack of application of the inflation adjustment mechanism set forth in the Argentine Income Tax Act.

CENTRAL PUERTO S.A.

The Group considered, based on the opinion of its legal advisors and on the IFRIC 23 accounting guidelines: 1) regarding the income tax 2014 determination stated in a), that it is probable that tax authorities will accept the position and, therefore, it is not required to register a liability under such item, and 2) regarding recourse actions for income tax, except for the case of recourse action by HPDA for the fiscal period 2011, that it is also probable that tax authorities will accept the positions adopted by the Company; therefore, an asset has been recognized for such recourse actions.

The corresponding asset is included in the item “Other non-financial assets” of Current Assets under “Income Tax Credits” and it amounts to 193,282 as of December 31, 2020.

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

Electric power facilities related to the Luján de Cuyo combined cycle plant and cogeneration unit and the Brigadier Lopez thermal station are depreciated on a straight-line basis over the total useful lives estimated.

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
Wind turbines: 20 years.

CENTRAL PUERTO S.A.

-
Lands are not depreciated.

-
Material and spare parts: based on the useful life of related machinery and equipment to be replaced.

-
Furniture, fixtures and equipment: 5 to 10 years.

-
Others:3 to 5 years.

-
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

During years ended December 31, 2020, 2019 and 2018, the Group capitalized interest for an amount of 303,299, 231,235 and 289,145, respectively. The rate used to capitalize interest corresponds to the effective rate of specific loans used to finance the projects, net of the share compensating the creditor for the effects of inflation.

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

2.2.8.
Impairment of property, plant and equipment and intangible assets

The Group assesses at each reporting period-end whether an existing event or one that took place after year end and provides additional evidence of conditions that existed at the end of the reporting period, indicates that an individual component or a group of property, plant and equipment and/or intangible assets with limited useful lives may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value less costs to sell, and the value-in-use. That amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, such assets are considered together as a cash-generating unit (“CGU”).

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount.

CENTRAL PUERTO S.A.

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

The Group bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Group’s CGU to which the individual assets are allocated. These detailed budgets and forecast calculations generally cover a five-year period. For longer periods, if applicable, a long-term growth rate may be calculated and applied to project future cash flows after the fifth year. Budgets and calculations related to Complejo Hidroeléctrico Piedra del Águila are limited to the term of the concession contract.

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

The Group has identified as indicators of potential impairment of its property, plant and equipment and its intangible assets with limited useful life, the drop in the Company´s share price, the current economic uncertainties, the suspension of the spot market price update mechanism established by Resolution 31, as per Note 1.2.f) and, regarding to the Company´s gas turbines, the uncertainty about new projects that would enable the use of the acquired turbines.

In order to measure the recoverability of its property, plant and equipment and its intangible assets with a limited useful life that present indicators of impairment, with the exception of the generating groups classified as “Turbines”, the Group estimated the value in use of such assets. As a result of the recoverability analysis, the Group determined that the net book value of the assets related to the segment of electric power generation from renewable sources and the assets related to the thermal power stations Puerto Nuevo and Nuevo Puerto, cogeneration unit Luján de Cuyo, cogeneration unit Terminal 6 San Lorenzo and hydroelectric power station Piedra del Águila, did not exceed their recoverable value as at December 31, 2020.

CGUs Thermal Station Brigadier López and Luján de Cuyo Combined Cycle Power Plant

The Group determined that the net book value of the assets related to Thermal Station Brigadier López exceeded its recoverable value by 2,183,301. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2020 as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis to property, plant and equipment by 1,584,097 to "Electric power facilities", "Lands and buildings", "Construction in progress" and

CENTRAL PUERTO S.A.

"Others" and to intangible assets by 599,204. After recognizing this impairment, the net book value of property, plant and equipment and intangible assets related to Thermal Station Brigadier López amounted to 9,244,582 and 3,496,869, respectively.

In addition, the Group determined that the net book value of the assets related to the Luján de Cuyo Combined Cycle Power Plant exceeded its recoverable value by 332,818. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2020 as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis to “Electric power facilities”, “Lands and buildings” and “Others”. After recognizing such impairment, the net book value of property, plant and equipment of Luján de Cuyo Combined Cycle Power Plant is 2,382,723.

The Group estimated the recoverable value considering probability weighted scenarios in relation with the evolution of prices for energy and power, the completion date of the Thermal Station Brigadier López cycle closing and the macroeconomic variables regarding exchange rate and inflation. This approach required preparing scenarios with different estimations of the expected cash flows considering such variables and assigning occurrence probabilities, based on the experience and expectations of the Group about the outcome of the uncertainties involved.

Key assumptions to estimate the value in use are the following:

-
Gross margin: the margin has been determined for the budgeted period (5 years) based on the energy prices included in Resolution 31 and applicable energy supply signed agreements, whereas the cost of sale was determined based on the costs incurred in the past. The most relevant cost was the plant maintenance, which was estimated with the provisions from the agreements in force with the supplier Siemens S.A. No growth rates were considered after the budgeted period, pursuant to IAS 36.

-
Discount rate: it represents the current market assessment of the specific risks of the Company, taking into consideration the time-value of money. Discount rate calculation is based on the circumstances of the market participants and it is derived from the weighted average cost of capital (WACC). The WACC rate takes into consideration both debt and equity. The cost of equity is derived from the expected return on investment by market participant investors, whereas the cost of debt is based on the conditions of the debt which market participants could access to. The specific risks of the operational segment are incorporated by applying individual beta factors, which are annually assessed from the available public information of the market.

The post-tax discount rates used for determining the value in use as of December 31, 2020 and 2019 were 13.4% and 12.3%, respectively, for the year 2021 and 2020 cashflows, and 13.7% and 12.6%, respectively, for the following years cashflows.

Any increase in the discount rate would result in an additional impairment loss.

-
Macroeconomic variables: estimated inflation and devaluation rates, as well as exchange rates, were obtained from external sources, which are well known consulting firms dedicated to the local and global economic analysis, widely experienced in the market. An increase in inflation rates over devaluation rates, regarding the variables considered for the determination of the value in use, would result in an additional impairment loss.

Turbines

The Group assessed the recoverability of its turbines as individual assets as at December 31, 2020, and determined that the net book value of the generating group General Electric, which is stored in the facilities of Nuevo Puerto power station, and the two generating groups Siemens, which are stored in the supplier’s facilities, exceeded their recoverable value by 1,500,186. In order to determine the recoverable value of such generating groups, the Group considered the fair value less costs of sale approach, basing the estimation on a purchase offer received under the framework of negotiations for the sale of the generation groups Siemens, considering that such offer represented the fair value of the turbines, while in the case of the generating group

CENTRAL PUERTO S.A.

General Electric the fair value less costs of sale estimation was based in the valuation performed by a hired independent specialist, adding an estimation of the necessary costs for the sale of the asset in the international market, pursuant to the customs and tax regulations in force and considering the history of operations of purchase and sale of similar assets.

The value determined for the turbines is a fair value hierarchy Level 3, using the market approach technique. The fair value of the turbines is sensitive to the following key assumptions: the reference values of transactions which involve similar gas turbines, considering the value per kW of power at the date of the valuation, of comparable equipment, taking into account technical variables, brand and model, geographic location, preservation status, use, year of origin, among others.

The impairment loss related to the above-mentioned turbines was recognized as “Impairment of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2020. After the impairment, the net book value of the General Electric and Siemens generation groups amounts to 1,038,135 and 2,359,451, respectively.

As of December 31, 2020, the Siemens generation groups were classified as property, plant and equipment available for sale, as described in Note 22.5.

Turbines, Thermal Station Brigadier López and Luján de Cuyo Combined Cycle Power Plant belong to the electric power generation from conventional sources operating segment.

2.2.9.
Financial instruments. Presentation, recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

2.2.9.1.
Financial assets

Classification

According to IFRS 9 “Financial instruments”, the Group classifies its financial assets in three categories:

-
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

-
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

CENTRAL PUERTO S.A.

-
Financial assets at fair value through profit or loss

Any financial assets at fair value through profit or loss belong to a residual category that includes the financial assets that are not held in one of the two business models mentioned, including those kept to negotiate and those classified at fair value at initial recognition.

At the closing of these consolidated financial statements, the financial assets of the Group at fair value through profit or loss include mutual funds, public debt securities, stocks and corporate bonds accounted under other financial assets.

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

CENTRAL PUERTO S.A.

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

-
The 12-month ECL: these are expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date; and

-
Full lifetime expected credit losses: these are expected credit losses that result from all possible default events over the life of the financial instrument.

Given the nature of the clients with which the Group operates and on the base of the foregoing criteria, the Group did not identify expected credit losses.

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

Financial liabilities are initially recognized at their fair value, net of the incurred transaction costs. Since the Group has no financial assets whose characteristics require the fair value accounting, according to IFRS, after the initial recognition, the financial assets are valued at amortized cost. Any difference between the amount received as financing (net of transaction costs) and the reimbursement value is recognized in comprehensive income throughout the life of the debt financial instrument using the method of effective interest rate.

At the closing of these consolidated financial statements, the financial liabilities classified as loans and borrowings of the Group include Trade and other payables, and Loans and borrowings that accrue interest.

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

CENTRAL PUERTO S.A.

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

-
Fair value hedge;

-
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

CENTRAL PUERTO S.A.

rates hedge, this means the amounts recognized in equity are reclassified as net finance income as interest is accrued on associated debts.

As at December 31, 2020, the Group has no hedging derivative instruments.

Swap contracts of interest rate are measured at their current value at the closing of each period or fiscal year and are stated as assets or liabilities depending on the rights and obligations emerging from the respective contracts. Swap contracts were not designated as hedge instruments and therefore are measured at fair value through profit and loss. Changes in the accounting measure of swap contracts are recognized in the consolidated statement of income.

2.2.10.
Inventories

Inventories are valued at the lower of restated acquisition cost and net realizable value. In the estimation of recoverable values, the purpose of the asset to be measured and the movements of items of slow or scarce rotation are taken into account. Inventories balance is not higher than its net realizable value at the corresponding dates.

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

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

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

During the years ended December 31, 2020, 2019 and 2018 the expense booked in the consolidated financial statements under employee benefits expense amounts to 1,673, 66,106 and 27,997, respectively.

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

CENTRAL PUERTO S.A.

The information related to associates is included in Note 3.

2.2.18.
Information on operating segments

For management purposes, the Group is organized in four different business units to carry out its activities, as follows:

-
Electric power generation from conventional sources: the Group is engaged in the production of electric power from conventional sources and its sale.

-
Electric power generation from renewable sources: the Group also is engaged in the production of electric power from renewable sources and its sale.

-
Natural gas transport and distribution: through its equity investees companies belonging to ECOGAS Group, the Group is engaged in the natural gas distribution public sector service in the Cuyo and Centro regions of Argentina and it is also engaged in the natural gas transport sector service through its equity investee Company Transportadora de Gas del Mercosur S.A. Also, the Company resells certain gas transport and distribution capacity that was previously contracted by the Company.

-
Management and operations of therma plants: through its equity investees Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A. and its subsidiary Central Vuelta de Obligado S.A. the Group is engaged in the management and operations of these thermal plants.

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

CENTRAL PUERTO S.A.

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

The acquisition cost is measured as the aggregate of the transferred consideration, measured at fair value on that date, and the amount of any non-controlling interest in the acquiree. The Group will measure the non-controlling interest in the acquiree at fair value or at the proportional interest in the identifiable net assets of the acquiree.

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

As described in Note 22.10, on June 14, 2019, the Company acquired the Thermal Station Brigadier López (“the Station”) and the real estate on which the Station is located. The fair value of the identifiable assets and liabilities transferred at the date of the acquisition, determined in accordance with IFRS 3, amounted to 12,163,944.

The business combination was accounted using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, the Company considered that the consideration paid was similar to the fair value of the assets and liabilities acquired at the acquisition date. During fiscal year 2019, the Company made the price allocation and the valuation at fair value of the identifiable assets and the assumed liabilities based on an independent assessment made by a specialist.

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

2.4.
New standards and interpretations adopted

As from the fiscal year beginning January 1, 2020, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

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

Since amendments are applied prospectively to the transactions or other events that occur on the date of the first application or later, the Group has not been affected by these amendments on the transition date.

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

The amendment to the definition of material has not had a significant impact on the consolidated financial statements of the Group.

2.5.
IFRS issued but not yet effective

The following new and/or amended standards and interpretations have been issued but were not effective as of the date of issuance of these consolidated financial statements of the Group. In this sense, only the new and/or amended standards and interpretations that the Group expects to be applicable in the future are indicated. In general, the Group intends to adopt these standards, as applicable when they become effective.

CENTRAL PUERTO S.A.

Classification of debts as current and non-current (amendment to IAS 1)

On January 23, 2020, the IASB issued an amendment to IAS 1 - Presentation of financial statements that affects the classification of debts as current and non-current. The amendments affect the requirements of IAS 1 for debt presentations.

Specifically, it clarifies the criteria for the classification of debt as non-current. The application date of the amendment was fixed for the periods commenced as from January 1, 2023, with retroactive application. The Group is assessing the impact of these modifications in the presentation of debts.

IAS 16 - Property, plant and equipment (“PP&E”) - Proceeds before intended use

In May 2020, the IASB issued an amendment to IAS 16, which prohibits entities from deducting from the cost of PP&E the proceeds from the sale of elements produced while such asset is brought to working conditions for its intended use. On the contrary, the entity will recognize the proceeds for the sale of such items, as their production costs, in the income for the period.

Such amendment will enter into force for the annual periods commencing as from January 1, 2022 and must be applied retrospectively to PP&E items available for their use as from the commencement of the first period presented when the Group applies the modification for the first time.

These amendments are not expected to have a significant impact on the Group.

NIC 37: “Onerous contracts: Cost of fulfilling a contract”

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity must include when assessing whether a contract is onerous.

The amendments clarify the meaning of “costs to fulfill a contract”. Costs which are directly related to a contract of goods or services supply include both the incremental costs and the costs allocation directly related to the contract activities.

Amendments are effective for the annual periods commencing as from January 1, 2022.

These modifications are not expected to have a significant impact on the Group.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The UK Financial Conduct Authority (FCA), which is the competent authority for the regulation of benchmarks in the UK, advocated a transition away from reliance on London Interbank Offered Rate (“LIBOR”) to alternative reference rates and stated that it would no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). The FCA Announcement formed part of ongoing global efforts to reform LIBOR and other major interest rate benchmarks. At this time, the nature and overall timeframe of the transition away from LIBOR is uncertain and no consensus exists as to what rate or rates may become accepted alternatives to LIBOR.

In this sense, the IFRS amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).
The amendments include the following practical expedients:

-
A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

-
Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

-
Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

As of December 31, 2020, the Group has trade receivables under the CVO Agreement, described in Note 1.2.a), and outstanding loans with maturity dates after 2021, which were indexed to the LIBOR.

These amendments are effective for annual periods beginning on or after 1 January 2021 and early application is permitted. As of the date of these financial statements, the Group is evaluating the future potential impact of these amendments.

CENTRAL PUERTO S.A.

3.
Investment in associates

The book value of investment in associates as of December 31, 2020 and 2019 amounts to:

	12-31-2020	12-31-2019
	ARS 000	ARS 000

Termoeléctrica José de San Martin S.A.	39,811	88,419
Termoeléctrica Manuel Belgrano S.A.	27,070	95,075
ECOGAS Group (Note 3.2)	4,482,447	4,383,459
Transportadora de Gas del Mercosur S.A.	114,669	130,530
Others	8	142
	4,664,005	4,697,625

The share of the profit of associates for the years ended December 31, 2020, 2019 and 2018 amounts to:

	2020	2019	2018
	ARS 000	ARS 000	ARS 000

Termoeléctrica José de San Martin S.A.	26,343	62,538	75,210
Termoeléctrica Manuel Belgrano S.A.	(719)	60,939	61,206
ECOGAS Group (Note 3.2)	98,988	1,391,323	2,117,789
Transportadora de Gas del Mercosur S.A.	(15,862)	(9,115)	(5,500)
Others	-	9,964	943
	108,750	1,515,649	2,249,648

3.1.
TSM and TMB

The Group has an interest in TSM and TMB, which are engaged in managing the purchase of equipment, and building, operating and maintaining the power plants. TSM and TMB are private, unlisted companies.

After termination of the supply agreements with TSM and TMB dated February 2, 2020 and January 7, 2020, respectively, trust agreements also terminated. As from those dates, a 90-day period commenced in which TSM and TMB and their shareholders had to perform all the company acts necessary to allow the Argentine Government to receive the corresponding shares in the capital of TSM and TMB that their contributions give them rights to.

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

On March 4, 2020, the Company was notified on two notes sent by the Minister of Productive Development whereby he answered the one sent by the Company on January 9, 2020 - mentioned above -, ratifying the terms of the note notified to the Company on January 3, 2020. In March 2020, the Company raised a reconsideration motion, with higher supplementary appeal, against the Argentine Government’s order for the acts mentioned above.

On May 4 and 8, 2020, the Company attended the Special Shareholder’s Meetings of TMB and TSM, respectively, in which the admission of the Argentine Government as shareholder of TSM and TMB was allowed, in accordance with the shareholding interest claimed by the Argentine Government. This with the sole

CENTRAL PUERTO S.A.

purpose of complying with the precedent condition established in the respective Trust Agreements, which stated that for the trusted equity -comprised, among others, by the power plants- to be transferred to the companies TSM and TMB in a 90-day period counted as from the end of the supply agreements, such companies and their shareholders (among which the Company is included) had to allow the entrance of the Argentine Government in TSM and TMB, receiving the same amount of shares representing the contributions made by the Argentine Government for the construction of the plants and giving it the right to claim such interest.

In both cases, when the mentioned Shareholders’ Meetings were held, through which the Argentine Government was allowed as shareholder of TMB and TSM due to its interest claim, the Company made the corresponding reservation of rights so as to continue the abovementioned claims already commenced.

On November 19, 2020, BICE (in its capacity as trustee of both trust agreements) had the condition precedent established in the Trust Agreements fulfilled since the necessary corporate acts for the Argentine Government to be allowed as shareholder of TSM and TMB were performed. On March 11, 2021, the Argentine Government has subscribed its shares and the equity of the shareholders of TSM and TMB was diluted. This way, the Group´s equity interest in TSM and TMB was changed from 30.8752% to 9.6269% and from 30.9464% to 10.8312%, respectively.

On the other hand, the Company, together with the other shareholders of TSM and TMB (as guarantor within the framework and the limits stated by the Final Agreement for the Re-adaptation of WEM, Note SE no. 1368/05 and trust agreements), BICE, TSM, TMB and SE signed: a) on January 7, 2020 an amendment addenda of the Operation and Maintenance (“OMA”) of Thermal Plant Manuel Belgrano and b) on January 9, 2020 an amendment addenda of the Operation and Maintenance Agreement (“OMA”) of Thermal Plant San Martín, to extend the operating period until the effective transference of the trust’s liquidation equity.

The values recorded in these financial statements for the investments in TMB and TSM are detailed in Note 3. During the years ended December 31, 2020, 2019 and 2018, the Company received cash dividends from TMB and TSM for 140,984, 159,594 and 114,817, respectively.

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

IGCE is a private, unlisted company which holds a 55.29% equity interest in DGCE, a company engaged in the distribution of natural gas in the provinces of Cordoba, La Rioja and Catamarca, Argentine, and a 51% equity interest in DGCU, a company engaged in the distribution of natural gas in the provinces of Mendoza, San Juan and San Luis.

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

CENTRAL PUERTO S.A.

4.
Operating segments

The following provides summarized information of the operating segments for the years ended December 31, 2020, 2019 and 2018:

2020	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	29,730,812	7,203,510	28,798,655	1,763,992	(29,388,809)	38,108,160
Cost of sales	(14,200,480)	(1,885,064)	(23,560,823)	(1,429,153)	24,260,116	(16,815,404)
Administrative and selling expenses	(2,555,522)	(417,081)	(6,284,509)	-	6,284,509	(2,972,603)
Other operating income	13,661,591	436,904	797,927	844	(798,771)	14,098,495
Other operating expenses	(322,577)	(129,459)	(214,812)	(5,048)	214,812	(457,084)
Impairment of property, plant and equipment and intangible assets	(4,016,305)	-	-	-	-	(4,016,305)

Operating income	22,297,519	5,208,810	(463,562)	330,635	571,857	27,945,259

Other (expenses) income	(16,287,978)	(4,655,845)	(104,237)	(50,581)	111,320	(20,987,321)

Net income for the segment	6,009,541	552,965	(567,799)	280,054	683,177	6,957,938
Share in the net income for the segment	6,009,541	552,965	174,831	220,601	-	6,957,938

2019	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	43,726,292	4,146,543	40,876,013	2,279,019	(42,070,644)	48,957,223
Cost of sales	(24,012,251)	(991,146)	(30,409,302)	(1,484,828)	31,089,800	(25,807,727)
Administrative and selling expenses	(3,217,730)	(367,403)	(5,344,536)	-	5,344,536	(3,585,133)
Other operating income	24,841,568	115,077	1,561,636	29,515	(1,561,636)	24,986,160
Other operating expenses	(18,619)	(345,035)	(51,408)	(4,953)	51,409	(368,606)
Impairment of property, plant and equipment and intangible assets	(5,996,233)	-	-	-	-	(5,996,233)

Operating income	35,323,027	2,558,036	6,632,403	818,753	(7,146,535)	38,185,684

Other (expenses) income	(24,098,436)	(3,752,595)	(2,639,712)	(220,440)	4,316,439	(26,394,744)

Net income for the segment	11,224,591	(1,194,559)	3,992,691	598,313	(2,830,096)	11,790,940
Share in the net income for the segment	11,224,590	(1,194,559)	1,425,682	335,227	-	11,790,940

2018	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	27,668,291	1,255,133	35,814,016	2,310,511	(37,172,224)	29,875,727
Cost of sales	(12,537,161)	(369,781)	(23,774,779)	(1,388,806)	24,485,544	(13,584,983)
Administrative and selling expenses	(2,698,128)	(211,535)	(4,238,997)	-	4,238,997	(2,909,663)
Other operating income	27,504,031	156,662	482,279	31,684	(482,279)	27,692,377
Other operating expenses	(126,170)	(149,150)	(117,284)	(2,971)	117,285	(278,290)
CVO receivables update	23,072,749	-	-	-	-	23,072,749

Operating income	62,883,612	681,329	8,165,235	950,418	(8,812,677)	63,867,917

Other (expenses) income	(25,310,045)	(3,649,240)	(2,405,020)	(304,808)	3,213,980	(28,455,133)

Net income for the segment	37,573,567	(2,967,911)	5,760,215	645,610	(5,598,697)	35,412,784
Share in the net income for the segment	37,573,567	(2,967,911)	534,325	272,803	-	35,412,784

(1)
Includes information from associates.
(2)
Includes income (expenses) related to resale of gas transport and distribution capacity.

CENTRAL PUERTO S.A.

Major customers

During the years ended December 31, 2020, 2019 and 2018 revenues from CAMMESA amounted to 94%, 96% and 93%, respectively, from total Group revenues.

5.
Revenues

	2020	2019	2018
	ARS 000	ARS 000	ARS 000

Revenues from Resolution 1, SEE 19, SGE Resolution 70/2018, and amendments	17,473,763	37,273,808	26,530,179
Sales under contracts	18,395,788	10,007,294	1,878,157
Steam sales	1,064,771	591,732	515,089
Resale of gas transport and distribution capacity	394,841	389,746	406,058
Revenues from CVO thermal plant management	778,997	694,643	546,244
	38,108,160	48,957,223	29,875,727

6.
Operating expenses

6.1.
Cost of sales

	2020	2019	2018
	ARS 000	ARS 000	ARS 000

Inventories at beginning of each year	1,091,527	619,038	556,717

Purchases and operating expenses for each year:
Purchases	3,650,420	14,143,878	4,596,440
Operating expenses (Note 6.2)	13,535,804	12,136,338	9,050,861
	17,186,224	26,280,216	13,647,301

Inventories at the end of each year	(1,462,347)	(1,091,527)	(619,035)
	16,815,404	25,807,727	13,584,983

6.2.
Operating, administrative and selling expenses

	2020		2019		2018
Accounts	Operating expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	2,890,592	1,089,988	3,225,925	1,188,407	2,871,250	1,152,991
Other long-term employee benefits	104,394	22,490	93,700	9,516	58,833	9,496
Depreciation of property, plant and equipment	3,620,674	-	2,681,250	334	2,392,834	-
Amortization of intangible assets	2,334,299	-	1,934,797	-	732,317	-
Purchase of energy and power	143,435	-	127,500	-	92,459	2,915
Fees and compensation for services	939,144	795,693	580,305	1,010,261	518,961	718,146
Maintenance expenses	1,762,492	188,738	1,788,105	186,095	1,007,394	324,170
Consumption of materials and spare parts	512,160	-	642,269	-	337,785	513
Insurance	716,242	31,585	469,846	17,848	505,715	7,353
Levies and royalties	448,404	-	523,254	-	467,184	-
Taxes and assessments	51,550	353,682	46,248	273,365	42,826	101,472
Tax on bank account transactions	6,546	449,234	6,704	855,446	5,183	536,821
Others	5,872	41,193	16,435	43,861	18,120	55,786
Total	13,535,804	2,972,603	12,136,338	3,585,133	9,050,861	2,909,663

CENTRAL PUERTO S.A.

7.
Other income and expenses

7.1.
Other operating income

	2020	2019	2018
	ARS 000	ARS 000	ARS 000

Interest earned from customers	3,107,561(1)	8,760,658(1)	3,399,669(1)
Foreign exchange difference, net	10,952,248(2)	16,217,459(2)	23,882,362(2)
Recovery of Insurance	-	-	380,060
Others	38,686	8,043	30,286
	14,098,495	24,986,160	27,692,377

(1)
Includes 603, 32,246 and 72,029 related to receivables under FONINVEMEM I and II Agreements for the years ended December 31, 2020, 2019 and 2018, respectively. It also includes 1,609,116, 3,302,470 and 1,901,351 related to CVO receivables for the years ended December 31, 2020, 2019 and 2018, respectively.
(2)
Includes 20,328, 613,376 and 1,134,525 related to receivables under FONINVEMEM I and II Agreements for the years ended December 31, 2020, 2019 and 2018, respectively. It also includes 10,186,305, 14,669,903 and 17,330,579 related to CVO receivables for the years ended December 31, 2020, 2019 and 2018.

7.2.
Other operating expenses

	2020	2019	2018
	ARS 000	ARS 000	ARS 000

Net charge related to the provision for lawsuits and claims	(8,373)	(7,191)	(186,457)
Impairment of material and spare parts	(42,935)	(42,977)	(79,363)
Net charge related to the allowance for doubtful accounts	(2,458)	(13,161)	-
Charge related to discount tax credits	(30,194)	(304,798)	-
Interests	(373,124)	-	-
Others	-	(479)	(12,470)
	(457,084)	(368,606)	(278,290)

7.3.
Finance income

	2020	2019	2018
	ARS 000	ARS 000	ARS 000

Interest earned	128,688	40,138	108,278
Net income on financial assets at fair value through profit or loss (1)	5,031,107	4,861,886	3,857,913
Net income on disposal of financial assets at fair value through other comprehensive income (1)	-	-	809,180
	5,159,795	4,902,024	4,775,371

(1)
Net of 24,325, 130,743 and 75,591 corresponding to turnover tax for the years ended December 31, 2020, 2019 and 2018, respectively.

7.4.
Finance expenses

	2020	2019	2018
	ARS 000	ARS 000	ARS 000

Interest on loans and borrowings from CAMMESA	(3,643,087)	(4,371,775)	(3,096,609)
Foreign exchange differences	(17,318,661)	(16,376,119)	(9,976,689)
Bank commissions for loans and others	(519,079)	(218,007)	(122,533)
Others	(816,310)	(714,307)	-
	(22,297,137)	(21,680,208)	(13,195,831)

CENTRAL PUERTO S.A.

8.
Movements from financial assets at fair value through other comprehensive income

	2020	2019	2018
	ARS 000	ARS 000	ARS 000

Financial assets at fair value through other comprehensive income
Gain for the year	-	-	134,408
Reclassification adjustments to income	-	-	(860,345)
Loss for financial assets at fair value through other comprehensive income	-	-	(725,937)

9.
Income tax

The major components of income tax during the years ended December 31, 2020, 2019 and 2018, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	2020	2019	2018
	ARS 000	ARS 000	ARS 000

Current income tax
Income tax charge for the year	(4,830,128)	(9,469,106)	(11,553,747)
Adjustment related to current income tax for the prior year	20,789	37,983	(11,068)

Deferred income tax
Related to the net variation in temporary differences	(308,636)	1,609,517	(2,266,568)
Income tax	(5,117,975)	(7,821,606)	(13,831,383)

Consolidated statement of comprehensive income

	2020	2019	2018
	ARS 000	ARS 000	ARS 000

Income tax for the year related to items charged or credited directly to equity
Deferred income tax income (expense)	(1,967)	15,742	277,416
Income tax credited charged to other comprehensive income	(1,967)	15,742	277,416

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the years ended December 31, 2020, 2019 and 2018, is as follows:

	2020	2019	2018
	ARS 000	ARS 000	ARS 000

Income before income tax from continuing operations	12,075,913	19,612,546	49,244,167
Income before income tax from discontinued operations	-	-	688,630
Income before income tax	12,075,913	19,612,546	49,932,797

At statutory income tax rate of 30%	(3,622,774)	(5,883,765)	(14,979,839)
Share of the profit of associates	(6,706)	238,468	(31,738)
Adjustment related to current income tax for the prior year	20,789	37,983	(11,068)
Effect related to statutory income tax rate change	631,781	111,766	384,451
IFRIC 23 effect	19,783	86,791	-
Effect related to the discount of income tax payable	197,621	(762,741)	1,528,155
Loss on net monetary position	(2,496,932)	(1,252,741)	(824,503)
Business combination tax effects	-	(265,426)	-
Others	138,463	(131,941)	(7,078)
	(5,117,975)	(7,821,606)	(13,941,620)
Income tax attributable to continuing operations	(5,117,975)	(7,821,606)	(13,831,383)
Income tax attributable to discontinued operations	-	-	(110,237)
	(5,117,975)	(7,821,606)	(13,941,620)

CENTRAL PUERTO S.A.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income from continuing operations and statement of other comprehensive income
	12-31-2020	12-31-2019	2020	2019	2018
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	3,239	4,886	(1,647)	3,531	20,564
Other financial assets	(391)	(374,950)	374,559	(69,139)	(184,564)
Employee benefit liability	110,005	108,942	1,063	17,923	(8,625)
Provisions and others	(293,024)	62,041	(355,065)	38,955	(91,187)
Investments in associates	(1,081,467)	(1,042,573)	(38,894)	(168,046)	(257,415)
Property, plant and equipment - Material & spare parts - Intangible assets	(5,381,990)	(6,228,344)	846,354	1,064,535	(1,101,428)
Deferred tax income	(2,633,929)	(2,867,158)	233,229	947,039	(2,499,963)
Tax loss carry-forward	2,401,868	2,251,545	150,323	295,767	1,856,050
Tax inflation adjustment - Asset	186,962	611,466	(424,504)	611,466	-
Tax inflation adjustment - Liability	(2,212,793)	(1,116,772)	(1,096,021)	(1,116,772)	-
Deferred income tax (expense) income			(310,603)	1,625,259	(2,266,568)
Deferred income tax liabilities, net	(8,901,520)	(8,590,917)

As of December 31, 2020, the Group holds deferred assets from tax loss carry-forward in its subsidiaries for 2,401,868 that can be utilized against future taxable profit from such entities as described below:

	Expiration year
	2021	2022	2023	2024	2025	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

CP Achiras S.A.U.	146	9,932	280,241	148,430	42,753	481,502
CP La Castellana S.A.U.	313	22,742	576,312	261,217	15,029	875,613
CPR Energy Solutions S.A.U.	-	4	1,153	61,618	9,707	72,482
CP Manque S.A.U.	-	-	-	69,620	177,671	247,291
CP Los Olivos S.A.U.	-	-	-	3,220	39,564	42,784
Vientos La Genoveva I S.A.U.	-	-	1,734	45,201	390,850	437,785
Vientos La Genoveva II S.A.U.	-	-	49,888	156,775	53	206,716
CP Renovables S.A.	-	-	-	-	34,942	34,942
Proener S.A.U.	14	24	57	120	2,538	2,753
	473	32,702	909,385	746,201	713,107	2,401,868

10.
Earnings per share

Earnings per share amounts are calculated by dividing net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares during the year, net number of treasury shares.

There are no transactions or items generating an effect of dilution.

The following reflects information on income and the number of shares used in the earnings per share computations:

	2020	2019	2018
	ARS 000	ARS 000	ARS 000

Income attributable to equity holders of the parent
Continuing operations	6,891,921	11,992,373	36,112,609
Discontinued operations	-	-	578,393
	6,891,921	11,992,373	36,691,002

Weighted average number of ordinary shares	1,505,170,408	1,505,170,408	1,505,170,408

CENTRAL PUERTO S.A.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these consolidated financial statements that may produce a dilution effect.

11.
Inventories

	2020	2019
	ARS 000	ARS 000

Non-current:
Materials and spare parts	824,700	364,605
Provision for obsolete inventory	(166,579)	(168,330)
	658,121	196,275
Current:
Materials and spare parts	783,889	882,658
Fuel oil	7,461	10,157
Diesel oil	12,876	2,437
	804,226	895,252

12.
Property, plant and equipment

	Lands and buildings	Electric power facilities	Wind turbines	Gas turbines	Construction in progress (1)	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Cost

01-01-2019	5,741,439	47,508,461	7,371,556	11,124,709	10,723,987	3,245,401	85,715,553
Additions	1,440,902	11,539,267	-	-	24,117,611	85,152	37,182,932
Transfers	1,412,519	825,047	6,074,115	(4,531,111)	(3,826,867)(3)	90	(46,207)
Disposals	-	-	-	-	-	(3,246)	(3,246)
12-31-2019	8,594,860	59,872,775	13,445,671	6,593,598	31,014,731	3,327,397	122,849,032
Additions	5,165	104,185	-	-	11,223,599	119,375	11,452,324
Transfers	1,207,819	9,950,779	9,782,105	(4,067,667)	(21,527,659)	532,835	(4,121,788)(2)
Disposals	-	-	-	-	-	(1,548)	(1,548)
12-31-2020	9,807,844	69,927,739	23,227,776	2,525,931	20,710,671	3,978,059	130,178,020

	Lands and buildings	Electric power facilities	Wind turbines	Gas turbines	Construction in progress	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Depreciation and impairment

01-01-2019	1,027,859	34,434,565	163,359	-	-	2,827,456	38,453,239
Depreciation for the year	170,841	2,010,313	446,348	-	-	54,082	2,681,584
Disposals and impairment	-	1,318,269	-	1,695,826	1,516,091	(3,243)	4,526,943
12-31-2019	1,198,700	37,763,147	609,707	1,695,826	1,516,091	2,878,295	45,661,766

Depreciation for the year	223,697	2,384,377	907,830	-	-	104,770	3,620,674
Disposals and impairment	32,540	1,012,242	-	1,500,186	858,243	13,890	3,417,101
Transfers	-	-	-	(1,708,216)	-	-	(1,708,216)(4)
12-31-2020	1,454,937	41,159,766	1,517,537	1,487,796	2,374,334	2,996,955	50,991,325

Net book value:
12-31-2020	8,352,907	28,767,973	21,710,239	1,038,135	18,336,337	981,104	79,186,695
12-31-2019	7,396,160	22,109,628	12,835,964	4,897,772	29,498,640	449,102	77,187,266

(1)
The Group has capitalized borrowing costs for a total amount of 303,299, 231,235 and 289,145 during the years ended December 31, 2020, 2019 and 2018, respectively.
(2)
Includes 54,121 transferred to intangible assets related to transmission lines and electrical substations that were transferred to electric energy transport companies and 4,067,667 transferred to item "property, plant and equipment available for sale" (see Note 22.5).
(3)
Includes 4,146,562 transferred from gas turbines to construction in progress because the gas turbines were used in the co-generation project “Terminal 6 San Lorenzo”, and (46,207) transferred to intangible assets related to transmissions lines and electrical substations that were transferred to electric energy transport companies.
(4)
Transferred to item "property, plant and equipment available for sale" (see Note 22.5).

CENTRAL PUERTO S.A.

13.
Intangible assets

	Concession right	Transmission lines and electrical substations for wind farms	Turbogas and turbosteam supply agreements for thermal station Brigadier López	Total
	ARS 000	ARS 000	ARS 000	ARS 000
Cost

01-01-2019	16,554,782	1,248,823	-	17,803,605
Additions	-	-	8,296,920	8,296,920
Transfers	-	46,207(1)	-	46,207
12-31-2019	16,554,782	1,295,030	8,296,920	26,146,732
Transfers	-	54,121(1)	-	54,121
12-31-2020	16,554,782	1,349,151	8,296,920	26,200,853

Amortization and impairment

01-01-2019	13,103,637	42,086	-	13,145,723
Amortization for the year	690,229	63,538	1,157,707	1,911,474
Impairment	-	-	1,466,047	1,466,047
12-31-2019	13,793,866	105,624	2,623,754	16,523,244
Amortization for the year	690,229	66,977	1,577,093	2,334,299
Impairment	-	-	599,204	599,204
12-31-2020	14,484,095	172,601	4,800,051	19,456,747

Net book value

12-31-2019	2,760,916	1,189,406	5,673,166	9,623,488
12-31-2020	2,070,687	1,176,550	3,496,869	6,744,106

(1)
Transferred from property, plant and equipment. See below.

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

CENTRAL PUERTO S.A.

Residual value: Infrastructure returned to grantor for no consideration at end of concession;

Concession end date: December 29, 2023;

IFRIC 12 accounting model: Intangible asset.

Fees and royalties: the Intergovernmental Basin Authority is entitled to a fee of 2.5% of the plant’s revenues, and the provinces of Rio Negro and Neuquén are entitled to royalties of 12% of such revenues. For the years ended December 31, 2020, 2019 and 2018, the fees and royalties amounted 367,787, 329,714 and 312,291, respectively and they were shown in operating expenses in the consolidated statement of income.

Contractual capital investment obligations and obligations relating to maintenance expenditure on infrastructure under concession are not significant.

Transmission lines of wind farms Achiras and La Castellana

The Group finished the construction of wind farms La Castellana and Achiras, whereby the Group agreed to build high and medium tension lines and the electrical substation to connect the wind farms to SADI, a part of which were given to the companies transporting the energy in accordance with the respective contracts; therefore, such companies are in charge of the maintenance of such transferred installations. Consequently, the Group recognized intangible assets for the works related to the construction of the described equipments.

Electrical substation of wind farm La Genoveva II

During 2019 the Group finished the construction of wind farm La Genoveva II, whereby the Group agreed to build the electrical substation that feeds the connection of the wind farm to the SADI, a part of which were given to the company transporting the energy; therefore, such company is in charge of the maintenance of such transferred installations. Consequently, the Group recognized intangible assets for an amount of 33,722, which were transferred from property, plant and equipment.

Electrical substation of wind farm La Genoveva

During 2020 the Group finished the construction of wind farm La Genoveva, whereby the Group agreed to build the electrical substation that feeds the connection of the wind farm to the SADI, a part of which were given to the company transporting the energy; therefore, such company is in charge of the maintenance of such transferred installations. Consequently, the Group recognized intangible assets for an amount of 50,122, which were transferred from property, plant and equipment.

Turbogas and turbosteam supply agreements for Thermal Station Brigadier López

During fiscal year 2019, as a result of the business combination described in Note 2.2.20, the Group recognized an intangible asset for 8,296,920 related to turbogas and turbosteam supply agreements entered into with CAMMESA regarding Thermal Station Brigadier López.

14.
Financial assets and liabilities

14.1.
Trade and other receivables

	12-31-2020	12-31-2019
	ARS 000	ARS 000
Non-current:
Trade receivables - CAMMESA	29,218,290	33,012,869
Receivables from shareholders	181,718	-
Guarantee deposits	43	58
	29,400,051	33,012,927

CENTRAL PUERTO S.A.

	12-31-2020	12-31-2019
	ARS 000	ARS 000

Current:
Trade receivables - CAMMESA	14,022,779	18,784,168
Trade receivables - YPF SA and YPF Energía Eléctrica SA	264,649	430,468
Trade receivables - Large users	1,172,671	543,647
Receivables from associates and other related parties	48	1,111
Other receivables	3,288,809	1,551,366
	18,748,956	21,310,760

Allowance for doubtful accounts - Note 14.1.1.	(13,867)	(17,083)
	18,735,089	21,293,677

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

During the years ended December 31, 2020, 2019 and 2018 collections of these receivables amounted to 335,306, 1,533,109 and 1,369,808, respectively.

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

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company collects the CVO receivables converted in US dollars in 120 equal and consecutive installments. The onetime estimated income (before income tax) in relation to the increase in value due to the novation of CVO receivables to US dollars as of March 20, 2018 (due to the combined effect of exchange rate variation and the application of LIBOR rate plus a 5% margin) reaches approximately 23,072,749 and it was recognized in the consolidated income statement for the year ended December 31, 2018 under “CVO receivables update”.

CVO receivables are expressed in USD and they accrue LIBOR interest at a 5% rate.

During the years ended December 31, 2020 and 2019, collections of CVO receivables amounted to 6,298,451 and 11,498,992, respectively.

CENTRAL PUERTO S.A.

The information on the Group’s objectives and credit risk management policies is included in Note 20.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	<90 days	90-180 days	180-270 days	270-360 days	>360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

12-31-2020	48,149,007	45,113,817	3,008,214	2,343	12,653	27	11,953

14.1.1.
Allowance for doubtful accounts

	12-31-2020					12-31-2019
Item	At beginning	Increases	Decreases	Recoveries	At end	At end

Allowance for doubtful accounts - Trade and other receivables	17,083	11,566	(5,674)(1)	(9,108)	13,867	17,083
Total 12-31-2020	17,083	11,566	(5,674)	(9,108)	13,867
Total 12-31-2019	7,755	12,229	(2,901)(1)	-		17,083

(1)
Income (loss) on net monetary position.

14.2.
Trade and other payables

	12-31-2020	12-31-2019
	ARS 000	ARS 000
Current:
Trade and other payables	2,398,457	7,572,934
Insurance payable	118,828	431,375
Payables to associates and other related parties	28,207	27,220
	2,545,492	8,031,529

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 20.

For the terms and conditions of payables to related parties, refer to Note 19.

14.3.
Loans and borrowings

	12-31-2020	12-31-2019
	ARS 000	ARS 000
Non-current

Long-term loans for project financing (Notes 14.3.1, 14.3.2, 14.3.3, 14.3.4, 14.3.5, 14.3.6 and 14.3.8)	26,955,655	41,371,875
Corporate bonds (Note 14.3.9)	2,946,996	-
Derivative financial liabilities not designated as hedging instrument - Interest rate swap	942,216	405,964
	30,844,867	41,777,839

CENTRAL PUERTO S.A.

	12-31-2020	12-31-2019
	ARS 000	ARS 000
Current

Long-term loans for project financing (Notes 14.3.1,14.3.2, 14.3.3, 14.3.4, 14.3.5, 14.3.6 and 14.3.8)	17,676,024	8,906,268
Corporate bonds (Note 14.3.9)	1,126,579	-
Derivative financial liabilities not designated as hedging instrument - Stock options	288,975	-
Short-term loans - Banco Macro S.A. (Note 14.3.7)	-	1,521,951
Bank and investment accounts overdrafts	1,032,883	498,278
	20,124,461	10,926,497

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

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue a fixed interest rate equal to 8.05%, and the rest accrue a 6.77% fixed interest rate. The loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

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

As of December 31, 2020, the Group has met the requirements described in (i) and (ii) above.

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

CENTRAL PUERTO S.A.

CP La Castellana, CP Achiras and CP Renovables; and (y) control of each of CP La Castellana, CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana and CP Achiras. As of December 31, 2018, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at December 31, 2020 and 2019, there are trade receivables with specific assignment for the amount of 2,791,980 and 787,866, respectively.

As of December 31, 2020 and 2019, the balance of these loans amounts to 10,674,261 and 11,400,435, respectively.

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

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of (a) as at December 31, 2020 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As at December 31, 2020, the Company has complied with that requirement.

During 2019 the disbursements for this loan were fully received for a total amount of USD 55.2 million.

As at December 31, 2020 and 2019, the balance of this loan amounts to 3,506,510 and 3,711,107, respectively.

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

Pursuant to the agreement, this loan accrues an adjustable interest rate based on LIBOR plus a margin.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of USD 500 million. As at December 31, 2020, the Company has complied with such obligations.

On June 14, 2019 the loan funds were fully disbursed.

As mentioned in Note 24, on September 15, 2020, BCRA issued Communication “A” 7106, which established certain access restrictions to the foreign exchange market for the repayment of the financial debt in which it allows payment of up to 40% of installments higher than USD 1 million becoming due between October 15, 2020 and March 31, 2021, establishing that a refinancing plan should be submitted for the outstanding amounts, which shall fulfill certain conditions established in the regulation, such as that repayment must have an average life higher than 2 years. This way, the loan installments becoming due between December 2020 and March 2021 were under the scope of the provisions of such regulation.

On December 22, 2020, the Company signed an amendment to the loan, modifying, among others, the amortization schedule so as to comply with the requirements established by Communication “A” 7106, partially postponing installments becoming due in December 2020 and March 2021, extending the final payment term to June 2023, including monthly amortizations as from January 2021 until January 2022, and keeping the amortizations in the initial schedule for June, September and December 2021, each of them equal to 20% of capital. In December 2020, 40% of the installment for such month was paid, complying with the regulations in force and the abovementioned amendment. Amongst others, the amendment involves a two basic points increase in the interest rates as from December 12, 2020.

CENTRAL PUERTO S.A.

Other changes derived from the amendment include: a limitation to make dividends payment during 2021, and a USD 25 million maximum allowed for 2022. Moreover, a collateral agreement was signed, which includes the pledge on turbines of Brigadier López Thermal Station, a mortgage on the land in which such power station is located and a LVFDV passive collection collateral assignment.

As a result of the described refinancing, the Company registered a 110,702 loss, included under the “Financial expenses” item of the statement of income.

As a consequence of BCRA Communication “A” 7230, mentioned in Note 24, as of the issuance date of these financial statements, the Company is beginning negotiations with creditor banks to reschedule installments becoming due in June, September and December 2021.

As at December 31, 2020 and 2019, the balance of the loan amounts to 13,820,843 and 14,539,489, respectively.

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

As of December 31, 2020, the Group has met the requirements described in (i) and (ii) above.

On November 22, 2019 the loan funds were fully disbursed. As at December 31, 2020 and 2019, the balance of the loan amounts to 6,132,411 and 6,060,294, respectively.

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

CENTRAL PUERTO S.A.

Pursuant to the Collateral, among other obligations, CPSA has agreed to maintain a debt ratio of no more than 3.75:1.00 until the date of completion of the project. In addition, CPSA, under certain conditions, agreed to make capital contributions, directly or indirectly, to subsidiary CPR Energy Solutions S.A.U. Moreover, CPSA has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over CPR Energy Solutions S.A.U. As at December 31, 2020, the Company has complied with such obligations.

On May 24, 2019 the loan funds were fully disbursed. As at December 31, 2020 and 2019, the balance of this loan amounts to 913,973 and 1,011,289, respectively.

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

Pursuant to the Collateral, among other obligations, CPSA has agreed, until the project termination date, to maintain a debt ratio of no more than 3.75:1.00. Moreover, CPSA, under certain conditions, agreed to make capital contributions to subsidiary Vientos La Genoveva II S.A.U. Moreover, CPSA has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over Vientos La Genoveva II S.A.U. As at December 31, 2020, the Company has complied with such obligations.

On July 23, 2019, the loan funds were fully disbursed. As of December 31, 2020 and 2019, the balance of this loan amounts to 2,711,190 and 3,053,500, respectively.

14.3.7.
Banco Macro S.A. short-term loan

On October 25 and 28, the Company entered into a loan agreement with Banco Macro S.A. for an amount of 1,000,000 to be used in the commercial business of the Company.

Under the terms of the agreement, this loan accrues a variable three-month interest rate based on pure BADLAR rate, plus a margin; and it is completely amortized in a year.

On October 28, 2019, the loan funds were fully disbursed. As of December 31, 2019, the balance of this loan amounts to 1,521,951. On June 19, 2020, the balance of this loan was fully paid in advance.

14.3.8.
Financial trust corresponding to Thermal Station Brigadier López

Within the framework of the acquisition of Thermal Station Brigadier López, the Company assumed the capacity of trustor in the financial trust previously entered into by Integración Energética Argentina S.A., which was the previous owner of the thermal station. The financial debt balance at the transfer date of the thermal station was USD 154,662,725.

According to the provisions of the trust agreement, the financial debt accrues an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is higher, and it is monthly amortizable. As of December 31, 2020, 20 installments are to be amortized and the financial debt balance amounts to 6,872,491. As of December 31, 2019, the balance of this loan amounted to 10,502,029.

CENTRAL PUERTO S.A.

Under the subscribed trust guarantee agreement, as at December 31, 2020 and 2019, there are trade receivables with specific assignment for the amounts of 394,707 and 759,400, respectively.

14.3.9
CP Manque S.AU. and CP Los Olivos S.A.U. Program of Corporate Bonds

On August 26, 2020, under Resolution No. RESFC-2020 - 20767 - APN.DIR#CNVM, the public offering of the Global Program for the Co-Issuance of Simple Corporate Bonds (not convertible into shares) by CP Manque S.A.U. and CP Los Olivos S.A.U. (both subsidiaries of CPR, and together the “Co-issuers”) for the amount of up to USD 80,000,000 was authorized. By virtue of such program, the Co-Issuers may issue corporate bonds, of different class and/or series, that may qualify as social, green and sustainable marketable securities under the criteria established by CNV in that regard.

Within the framework of the mentioned program, on September 2, 2020, Corporate Bonds Class I were issued for an amount of USD 35.160.000 at a fix 0% interest rate expiring on September 2, 2023; and Corporate Bonds Class II were issued for 1.109.925 at a variable interest rate equivalent to BADLAR, plus an applicable margin of 0.97% expiring on September 2, 2021.

On June 24, 2020, the Board of Directors of CPSA decided to guarantee unconditionally the co-emission of corporate bonds of its subsidiaries CP Manque S.A.U. and CP Los Olivos S.A.U. (the “Guarantee”). The Guarantee is an obligation with a common guarantee, not subordinated and unconditional. And, it shall have, at all times, the same priority rank regarding the non-guaranteed and unsubordinated obligations, present and future, of the Company. The Guarantee was instrumented through the signature of the Company in its capacity as co-signer of the permanent global certificates deposited in Caja de Valores S.A., in which the Corporate Bonds Class I and Corporate Bonds Class II of CP Manque S.AU. and CP Los Olivos S.AU. are represented.

14.3.10.
CPSA Notes Program

On July 31, 2020, the Special Shareholders’ Meeting of the Company approved the creation of a new global issuance program of corporate bonds for a maximum amount of up to USD 500,000,000 (or its equivalent in other currency), which shall be issued at short, mid or long term, simple, not convertible into shares, under the terms of the Corporate Bonds Act (the “Program”). Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the Shareholders’ Meeting. On October 29, 2020, CNV approved the creation of such program, which shall expire on October 29, 2025, in accordance with the regulations in force.

The information on the Group’s objectives and financial risk management policies is included in Note 20.

14.4.
Changes in liabilities arising from financing activities

	01-01-2020	Payments	Non-cash transactions	Disbursements	Other	12-31-2020
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Non-current liabilities
Loans and borrowings	41,777,839	-	(20,783,892)	2,851,984	6,998,936	30,844,867

Current liabilities
Loans and borrowings	10,926,497	(6,299,174)	(9,309,363)	1,216,655	23,589,846	20,124,461

	01-01-2019	Payments	Non-cash transactions	Disbursements	Other	12-31-2019
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Non-current liabilities
Loans and borrowings	10,898,713	-	(11,783,404)	25,894,340	16,768,190	41,777,839
Borrowings from CAMMESA	2,103,297	-	(736,032)	-	(1,367,265)	-

Current liabilities
Other loans and borrowings	1,408,757	(1,326,566)	(4,378,349)	6,617,578	8,605,077	10,926,497
Borrowings from CAMMESA	3,796,747	-	(7,023,304)	-	3,226,557	-

CENTRAL PUERTO S.A.

The “Non-cash transactions” column includes: i) the effect to cancel borrowings from CAMMESA under Resolution 146 with trade receivables from CAMMESA related with remuneration from non-recurring maintenance and ii) the income (loss) for exposure to change in purchasing power of currency (Income (loss) on net monetary position), which amounted to 30,093,255 and 16,161,753 as of December 31, 2020 and 2019, respectively. The “Other” column includes the effect of reclassification of non-current portion to current due to the passage of time, the foreign exchange movement and the effect of accrued but not yet paid interest. The Group classifies interest paid as cash flows from financing activities.

14.5.
Quantitative and qualitative information on fair values

Information on the fair value of financial assets and liabilities by category

The following tables is a comparison by category of the carrying amounts and the relevant fair values of financial assets and liabilities.

	Carrying amount		Fair value
	12-31-2020	12-31-2019	12-31-2020	12-31-2019
	ARS 000	ARS 000	ARS 000	ARS 000
Financial assets
Trade and other receivables	48,135,140	54,306,604	48,135,140	54,306,604
Other financial assets	14,076,309	10,481,099	14,076,309	10,481,099
Cash and cash equivalents	278,698	2,033,761	278,698	2,033,761
Total	62,490,147	66,821,464	62,490,147	66,821,464

	Carrying amount		Fair value
	12-31-2020	12-31-2019	12-31-2020	12-31-2019
	ARS 000	ARS 000	ARS 000	ARS 000
Financial liabilities
Loans and borrowings	50,969,328	52,704,336	50,969,328	52,704,336
Total	50,969,328	52,704,336	50,969,328	52,704,336

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

Fair value of quoted debt securities, mutual funds, stocks and corporate bonds is based on price quotations at the end of each reporting period.

The fair value of the foreign currency forward contracts is calculated based on appropriate valuation techniques that use market observable data.

CENTRAL PUERTO S.A.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, as described in Note 2.2.2, the Company’s financial assets, that were measured at fair value on recurring basis as of December 31, 2020 and 2019:

	Fair value measurement using:
12-31-2020	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	789,291	789,291	-	-
Public debt securities	12,146,740	12,146,740	-	-
Stocks and corporate bonds	1,140,278	1,140,278	-	-
Total financial assets measured at fair value	14,076,309	14,076,309	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	942,216	-	942,216	-
Stock options	288,975	288,975	-	-
Total financial liabilities measured at fair value	1,231,191	288,975	942,216	-

	Fair value measurement using:
12-31-2019	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	5,766,320	5,766,320	-	-
Public debt securities	4,714,779	4,714,779	-	-
Total financial assets measured at fair value	10,481,099	10,481,099	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	405,964	-	405,964	-
Total financial liabilities measured at fair value	405,964	-	405,964	-

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 20.

14.6.
Other financial assets

	12-31-2020	12-31-2019
	Book value	Book value
	ARS 000	ARS 000
Financial assets at fair value through profit or loss

Public debt securities	12,146,740	4,714,779
Mutual funds	789,291	5,766,320
Stocks and corporate bonds	1,140,278	-
	14,076,309	10,481,099

CENTRAL PUERTO S.A.

The information on the objectives and financial risk management policies is included in Note 20.

14.7.
Financial assets and liabilities in foreign currency

	12-31-2020				12-31-2019
Account	Currency and amount (in thousands)		Effective exchange rate (1)	Book value	Currency and amount (in thousands)		Book value
				ARS 000			ARS 000
NON-CURRENT ASSETS

Trade and other receivables	USD	347,214	84.15(2)	29,218,050	USD	404,860	33,012,869
				29,218,050			33,012,869
CURRENT ASSETS

Cash and cash equivalents	USD	3,016	83.95	253,193	USD	29,834	2,424,379
	EUR	2	103.07	206	EUR	1	91
Other financial assets	USD	32,679	83.95	2,743,403	USD	97,220	7,900,297
	EUR	2,211	103.07	227,896	EUR	-	-
Trade and other receivables	USD	67,034	84.15(2)	5,640,913	USD	79,002	6,441,940
	USD	16,313	83.95	1,369,476	USD	8,837	718,116
				10,235,087			17,484,823
				39,453,137			50,497,692
NON-CURRENT LIABILITIES

Loans and borrowings	USD	376,638	84.15	31,694,088	USD	532,441	43,412,362
				31,694,088			43,412,362
CURRENT LIABILITIES

Loans and borrowings	USD	215,618	84.15	18,144,255	USD	110,804	9,034,360
Trade and other payables	USD	19,192	84.15	1,615,007	USD	22,537	1,837,545
	EUR	121	103.53	12,527	EUR	291	26,633
				19,771,789			10,898,538
				51,465,877			54,310,900

USD: US dollar.
EUR: Euro.

(1)
At the exchange rate prevailing as of December 31, 2020 as per Banco de la Nación Argentina.
(2)
At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of December 31, 2020 as per the Argentine Central Bank.

15.
Non-financial assets and liabilities

15.1.
Other non-financial assets

	12-31-2020	12-31-2019
	ARS 000	ARS 000

Non-current:
Tax credits	286,323	758,751
Income tax credits	193,282	173,499
Prepayments to vendors	4,511	6,011
	484,116	938,261

Current:
Upfront payments of inventories purchases	118,366	289,778
Prepayment insurance	116,652	593,985
Tax credits	629,240	393,832
Other	36,103	92,316
	900,361	1,369,911

CENTRAL PUERTO S.A.

15.2.
Other non-financial liabilities

	12-31-2020	12-31-2019
	ARS 000	ARS 000

Non-current:
VAT payable	5,077,447	5,672,279
Tax on bank account transactions payable	176,855	256,192
	5,254,302	5,928,471

Current:
VAT payable	1,876,358	1,888,727
Turnover tax payable	53,845	79,961
Income tax withholdings payable	39,785	62,205
Concession fees and royalties	62,918	85,609
Tax on bank account transactions payable	215,982	184,592
Other	2,310	60,059
	2,251,198	2,361,153

15.3.
Compensation and employee benefits liabilities

	12-31-2020	12-31-2019
	ARS 000	ARS 000

Non-current:
Employee long-term benefits	314,612	312,142

The following tables summarize the components of net benefit expense recognized in the consolidated statement of income as long-term employee benefit plans and the changes in the long-term employee benefit liabilities recognized in the consolidated statement of financial position.

	12-31-2020	12-31-2019
	ARS 000	ARS 000
Benefit plan expenses
Cost of interest	22,996	17,754
Cost of service for the current year	99,697	47,641
Past service cost	-	37,719
Expense recognized during the year	122,693	103,114

Defined benefit obligation at beginning of year	312,142	310,617
Cost of interest	88,216	38,641
Cost of service for the current year	20,347	14,400
Past service cost	-	37,719
Actuarial (gains) losses	(7,471)	59,403
Benefits paid	(15,759)	(40,149)
Decrease due to gain on net monetary position	(82,863)	(108,489)
Defined benefit obligation at end of year	314,612	312,142

The main key assumptions used to determine the obligations as of year-end are as follows:

Main key assumptions used	2020	2019

Discount rate	5,50%	5,50%

Increase in the real annual salary	2,00%	2,00%

Turn over of participants	0,73%	0,73%

CENTRAL PUERTO S.A.

A one percentage point change in the discount rate applied would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2020 year-end	(24,754)	29,105
Effect on the benefit obligation as of the 2019 year-end	(25,328)	29,849

A one percentage point change in the annual salary assumed would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2020 year-end	27,115	(23,487)
Effect on the benefit obligation as of the 2019 year-end	27,872	(24,089)

As of December 31, 2020 and 2019, the Group had no assets in connection with employee benefit plans.

	12-31-2020	12-31-2019
	ARS 000	ARS 000
Current:
Vacation and statutory bonus	413,302	330,042
Contributions payable	129,041	130,514
Bonus accrual	445,068	484,316
Other	31,508	6,355
	1,018,919	951,227

16.
Cash and cash equivalents

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flow, cash and short-term deposits comprise the following items:

	12-31-2020	12-31-2019
	ARS 000	ARS 000

Cash at banks and on hand	278,698	2,033,761

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

On April 27, 2018, the Shareholders’ Meeting of the Company approved the increase of the legal reserve in the amount of 462,656 and approved the distribution of dividends in cash amounting to ARS 0.70 per share (nominal value), which were paid on May 11, 2018, allocating the remaining unallocated results as of December 31, 2017 to increase the voluntary reserve by 7,092,097 in order to improve the solvency of the Company.

CENTRAL PUERTO S.A.

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

On April 30, 2019, the Shareholders’ Meeting of the Company approved i) to restore the legal reserve balance to its value prior to the absorption of the accumulated negative earnings resulting from the inflation-adjustment, which had been carried out according to the terms of RG no. 777/18 of the CNV for an amount of 3,238,426, ii) to increase the legal reserve in the amount of 2,435,491 and iii) to allocate the remaining unappropriated earnings as of December 31, 2018 to increase the voluntary reserve by 28,382,471 in order to increase the solvency of the Company.

On November 22, 2019, the Shareholders’ Meeting of the Company decided to partially deallocate the voluntary reserve and to destine the deallocated amount to the distribution of a cash dividend for an amount equivalent to ARS 0.71 per share (nominal value), which was paid on December 5, 2019.

On April 30, 2020, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 599,618 and to allocate the remaining unappropriated earnings as of December 31, 2019 to increase the voluntary reserve by 12,387,590.

Within the framework of the amendment to the loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC -described in Note 14.3.3-, there is a restriction for the payment of dividends during 2021 and a limitation of up to USD 25 million during 2022 until 80% of the loan’s principal and interest are paid.

18.
Provisions

	2020					2019
Item	At beginning	Increases	Decreases	Recoveries	At end	At end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Provisions

Current

Provision for lawsuits and claims	37,379	10,272	(10,897)(1)	(1,899)	34,855	37,379
12-31-2020	37,379	10,272	(10,897)	(1,899)	34,855
12-31-2019	1,125,676	7,191	(1,095,488)(2)	-		37,379

Non-current

Provision for wind farms dismantling	12,512	36,055	(3,164)(1)	-	45,403	12,512
12-31-2020	12,512	36,055	(3,164)	-	45,403
12-31-2019	-	12,512	-	-		12,512

(1)
Relates to the effect of the inflation for the year.
(2)
1,073,576 relates to the adoption of IFRIC 23. The remaining effect relates to the effect of the inflation for the year.

CENTRAL PUERTO S.A.

19.
Information on related parties

The following table provides the transactions performed for the years ended December 31, 2020, 2019 and 2018, and the accounts payable to/receivable from related parties as of December 31, 2020 and 2019:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:

Termoeléctrica José de San Martín S.A.	12-31-2020	565	-	48	-
	12-31-2019	644	-	366	-
	12-31-2018	466	-	1,753	-

Distribuidora de Gas Cuyana S.A.	12-31-2020	-	370,927	-	27,659
	12-31-2019	-	590,500	-	26,270
	12-31-2018	-	492,825	-	51,484

Energía Sudamericana S.A.	12-31-2020	-	-	-	548
	12-31-2019	-	-	-	746
	12-31-2018	-	-	-	-

Transportadora de Gas del Mercosur S.A.	12-31-2020	-	-	-	-
	12-31-2019	-	-	-	-
	12-31-2018	16,016	-	49	-

Related companies:

RMPE Asociados S.A.	12-31-2020	254	544,413	-	-
	12-31-2019	242	489,127	-	-
	12-31-2018	373	334,865	-	-

Coyserv S.A.	12-31-2020	-	2,959	-	-
	12-31-2019	-	42,118	745	204
	12-31-2018	-	-	-	-
Total	12-31-2020	819	918,299	48	28,207
	12-31-2019	886	1,121,745	1,111	27,220
	12-31-2018	16,855	827,690	1,802	51,484

Balances and transactions with shareholders

As at December 31, 2020, there is a balance of 181,718 due from shareholders, corresponding to the tax on personal goods paid by the Company as a substitute taxpayer.

On June 24, 2020, the Board of Directors of the Company authorized the purchase of 30% of the capital stock of the subsidiary CP Renovables S.A. from the non-controlling interest (a shareholder of the Company), representing 993,993,952 shares, at a value of US Dollars 0.034418 per share, which was fully paid through the transfer of financial assets. Based on the Audit Committee’s report, the Board of Directors determined that such transaction is an arm´s length transaction.

This transaction was accounted for as a transaction with non-controlling interest in accordance with IFRS 10. Consequently, the difference of 1,966,148 between the book value of the non-controlling interest at the transaction date and the fair value of the consideration paid was directly recognized in equity and attributed to holders of the parent.

This way, the Group´s consolidated interest in the subsidiary CP Renovables S.A. amounts to 100% of the capital stock as at December 31, 2020.

CENTRAL PUERTO S.A.

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the years ended December 31, 2020, 2019 and 2018, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

20.
Financial risk management objectives and policies

-
Interest rate risk

Interest rate variations affect the value of assets and liabilities accruing a fixed interest rate, as well as the flow of financial assets and liabilities with floating interest rates.

The Company´s risk administration policy is defined for the purposes of reducing the effect of the purchasing power loss. Net monetary positions during most of fiscal year 2020 were liabilities. Therefore, the Company is not actually exposed to the purchasing power loss risk. During most of 2019, net monetary positions were assets. Therefore, the Company sought to mitigate such risk with adjustment mechanisms through interest and exchange differences. Consequently, during 2020, item "Gain / (loss) on net monetary position” registered a net profit due to inflation-exposure of monetary items; while in 2019, item "Gain (loss) on net monetary position" registered a net loss due to inflation-exposure of monetary items.

Interest rate sensitivity

The following table shows the sensitivity of income before income tax for the year ended December 31, 2020, to a reasonably possible change in interest rates over the portion of loans bearing interest at a variable interest rate, with all other variables held constant:

Increase in percentage	Effect on income before income tax (Loss)
ARS 000

5%	(2,452,175)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to the foreign currency risk at an ARS/USD ratio, mainly due to its operating activities, the investment projects defined by the Company and the financial debt related to the bank loans mentioned in Note 14.3. The Company does not use derivative financial instruments to hedge such risk. As of December 31, 2020, the net balance exposed to this risk amounts to USD 142,681 thousand, since existing liabilities in foreign currency for USD 611,593 thousand exceed receivables and cash and short-term deposits in foreign currency for USD 468,912 thousand.

CENTRAL PUERTO S.A.

Foreign currency sensitivity

The following table shows the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of income before income tax as of December 31, 2020 (due to changes in the fair value of monetary assets and liabilities).

Change in USD rate	Effect on income before income tax (Loss)
ARS 000

10%	(1,201,220)

-
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

-
Trade and other receivables

The Finance Department is in charge of managing customer credit risk subject to policies, procedures and controls relating to the Group’s credit risk management. Customer receivables are regularly monitored. Although the Group has received no guarantees, it is entitled to request interruption of electric power flow if customers fail to comply with their credit obligations. In regard to credit concentration, see Note 14.1. The need to book impairment is analyzed at the end of each reporting period on an individual basis for major clients. The allowance recorded as of December 31, 2020, is deemed sufficient to cover the potential impairment in the value of trade receivables.

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

CENTRAL PUERTO S.A.

The table below summarizes the maturity profile of the Company’s financial liabilities.

	Less than 3 months	3 to 12 months	More than a year	Total
	ARS 000	ARS 000	ARS 000	ARS 000
12-31-2020
Loans and borrowings	4,510,320	15,614,141	30,844,867	50,969,328
Trade and other payables	2,545,492	-	-	2,545,492
	7,055,812	15,614,141	30,844,867	53,514,820
12-31-2019
Loans and borrowings	-	10,926,497	41,777,839	52,704,336
Trade and other payables	8,031,529	-	-	8,031,529
	8,031,529	10,926,497	41,777,839	60,735,865

Guarantees

In connection with the concession right agreement described in Note 13, the Group granted a bank security to provide performance assurance of its obligations in the amount of 9,143.

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

Likewise, the Group entered into various guarantee agreements to provide performance assurance of its obligations arising from the agreements described in Notes 1.2.a), 14.3.1, 14.3.3, 14.3.4, 14.3.5, 14.3.6, 14.3.9 and 22.6.

21.
Discontinued operations

As mentioned in Note 22.8, on December 20, 2017 YPF Energía Eléctrica S.A. (“YPF EE”) accepted the Company´s offer to sell the La Plata plant. On February 8, 2018, the plant results were transferred to YPF EE effective as of January 5, 2018. Consequently, the La Plata plant results were classified as a discontinued operation as of December 31, 2018. The results of La Plata plant for the year ended December 31, 2018 are presented below:

2018
ARS 000

Revenues	35,919
Cost of sales	(49,999)
Gross (loss) income	(14,080)

Other operating income	983,475
Operating income	969,395

(Loss) on net monetary position	(280,765)
Income before tax from discontinued operations	688,630
Income tax for the year	(110,237)
Income for the year from discontinued operations	578,393

CENTRAL PUERTO S.A.

The net cash flows of La Plata plant operation, are as follows:

2018
ARS 000

Operating activities	(14,080)

Earnings per share:

2018

- Basic and diluted income per share from discontinued operations	ARS 0.38

22.
Contracts, acquisitions and agreements

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

On February 8, 2018, we signed an agreement to extend the aforementioned agreement with YPF for a period of up to 24 months or up to the start of commercial operation of the new Luján de Cuyo co-generation unit, which is described in Note 22.7, whatever occurs first. This way, this agreement was valid up to September 24, 2019 since the new cogeneration commenced supplying steam to YPF on September 25, 2019, the new steam agreement entering into force on October 5, 2019.

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

CENTRAL PUERTO S.A.

As of December 31, 2020, these assets were classified under the item “Property, plant and equipment available for sale” since the conditions described in Note 2.2.19 were fulfilled as of that date.

22.6.
Renewable Energy generation farms

During 2018, the wind farms belonging to CP La Castellana S.A.U. and CP Achiras S.A.U. (CPR subsidiaries) were commissioned, with a capacity of 100.8 MW and 48 MW, respectively.

Likewise, on July 17, 2019 the wind form “La Castellana II” belonging to CPR Energy Solutions S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 14.4 MW, which was extended to 15.2 MW on February 21, 2020. Also, on September 14, 2019 the wind farm belonging to the subsidiary Vientos La Genoveva II S.A.U. was commissioned, with a capacity of 41.8 MW. Finally, on December 7, 2019 the wind form belonging to CP Manque S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 38 MW being the total projected capacity of 57 MW; then, on January 23, 2020 the commissioned capacity was extended to 53.2 MW; and finally, on March 3, 2020 the remaining capacity was commissioned completing the total 57 MW.

During February 2020 the wind form belonging to CP Los Olivos S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 22.8 MW.

On September 11, 2020, the partial authorization for the commercial operation of 12 out of 21 wind turbines that form the wind farm La Genoveva, with a maximum 50.4 MW power, was granted. Afterwards, on October 30, 2020, 8 wind turbines were authorized for commercial operation, reaching an 84 MW power. Finally, on December 21, 2020, the commercial authorization for the total capacity of the farm (88.2 MW) was granted, starting the energy supply under the agreement entered into with CAMMESA, which is described in the following paragraph.

In 2017 the Group entered into power purchase agreements with CAMMESA for La Castellana and Achiras wind farms for a 20-year term as from the launch of the commercial operations. Likewise, during 2018 the Group entered into a power purchase agreement with CAMMESA for La Genoveva wind farm for a 20-year term as from the launch of the commercial operations at full capacity.

Regarding wind farm La Castellana II, the Group entered into supply agreements with Rayen Cura S.A.I.C. for a 7-year term and approximately 35,000 MWh/year volume, with Metrive S.A. for a 15-year term and 12,000 MWh/year volume, with N. Ferraris for a 10-year term and 6,500 MWh/year volume and with Banco de Galicia y Buenos Aires S.A. for a 10-year term to supply energy demand for approximately 4,700 MWh/year.

Regarding wind farm La Genoveva II, the Group entered into supply agreements with Aguas y Saneamiento S.A. (AYSA) for a 10-year term from the beginning of operations date of the wind farm and approximately 87.6 GWh/year volume, with PBB Polisur S.R.L. (Dow Chemical) for a term of 6 years and an estimated volume of 80 GWh/year, with Farm Frites for a 5-year term and 9.5 GWh/year volume and with BBVA for a 5-year term and 6 GWh/year volume.

Regarding wind farm Manque, the Group entered into a power purchase agreement with Cervecería y Maltería Quilmes SAICAyG (“Quilmes”) for the wind farm Manque for a 20-year term as from the launch of the commercial operations and for an estimated volume of 230 GWh per year.

Regarding the wind farm Los Olivos, the Group entered into power purchase agreements with S.A. San Miguel A.G.I.C.I. y F., Minera Alumbrera Limited and SCANIA Argentina S.A.U. for a 10-year term as from the launch of commercial operations, to supply them 8.7 GWh/year, 27.4 GWh/year and 20.2 GWh/year, respectively.

Acquisition and operation of wind turbines

The Group has entered into agreements with Nordex Windpower S.A. for the operation and maintenance of Achiras and La Castellana wind farms for a 10-year term.

CENTRAL PUERTO S.A.

Moreover, the Group has entered into agreements with Vestas Argentina S.A. for the operation and maintenance of La Genoveva I, La Genoveva II, La Castellana II, Manque and Los Olivos wind farms for a 5-year term.

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

Also, on December 27, 2017, we entered into a steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term.

On October 5, 2019, the commercial operation of the new cogeneration unit Luján de Cuyo started. On November 21, 2020, the open cycle commercial operation of cogeneration unit Terminal 6 San Lorenzo started with an authorized power of 269.5 MW.

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

As from December 30, 2020, as stated in Note 1.2.d), the Ministry of Productive Development decided to centralize the purchase of fuel to generate electrical energy through CAMMESA, repealing Resolution No. 70/2018 of the former Secretariat of Energy. The scope of this new measure is for the WEM generation units that commercialize their energy and power in the spot market.

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

CENTRAL PUERTO S.A.

The Station currently has a Siemens gas turbine of 280.5 MW. According to the tender specifications and conditions, it is expected to supplement the gas turbine with a boiler and a steam turbine to reach the closing of the combined cycle, which will generate 420 MW in total.

The cycle closing works’ finishing is pending.

The amount paid on June 14, 2019 amounted to USD 165,432,500, formed by a cash amount of USD 155,332,500, plus an amount of USD 10,100,000 settled through the assignment of LVFVD to IEASA.

23.
Tax integral inflation adjustment

Pursuant to Law no. 27468, modified by Law no. 27430 as described in Note 24, to determine the amount of taxable net profits for fiscal years commencing January 1, 2019, the inflation adjustment calculated on the basis of the provisions set forth in the income tax law will have to be added to or deducted from the fiscal year’s tax result. This adjustment will only be applicable (a) if the variance percentage of the consumers price index (“IPC”) during the 36 months prior to fiscal year closing is higher than 100%, and (b) for the first, second, and third fiscal year as from January 1, 2018, if the accumulated IPC variance is higher than 55%, 30% or 15% of such 100%, respectively. The positive or negative tax inflation adjustment, depending on the case, corresponding to the first, second and third period commenced as from January 1, 2018, which must be calculated in case of verifying the statements on the foregoing paragraphs (a) y (b), shall be charged in a sixth for that fiscal period and the remaining five sixths, equally, in the immediately following fiscal periods.

At December 31, 2020, such conditions have been already met. Consequently, the current and deferred income tax have been booked in the fiscal year ended December 31, 2020, including the effects derived from the application of the tax inflation adjustment under the terms established by the income tax law.

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

Afterwards, the BCRA issued Communication “A” 7030 -in force as from May 29, 2020- setting forth the following measures to be taken into account regarding exchange matters:

a)
Access to the Foreign Exchange Market for the payment of imports of goods and services, profits and dividends, commercial interests, capital interests and interests from financing activities, acquisition of external assets by legal entities, among others, shall need the previous authorization from BCRA, except if the following can be put on record -in return format-:

i.
That the totality of their holdings are in local financial entities and that they do not have net external assets available (e.g., government securities, shares not listed, demand accounts, etc.).

ii.
That they commit to settle in the Foreign Exchange Market, within 5 working days of their availability, those funds received abroad originated in the collection of loans granted to third parties, the collection of a term deposit or the sale of any kind of asset, provided the asset was acquired, the deposit was made or the loan granted after May 28, 2020.

b)
A previous authorization shall be required to BCRA for the payment of imports of goods (whether advanced or deferred) until June 30, 2020, taking into account the exceptions mentioned in the communication.

CENTRAL PUERTO S.A.

c)
BCRA’s previous consent shall be required -until June 30, 2020- for the access to the Foreign Exchange Market for the settlement of capital services of financial indebtedness with foreign parties when the creditor is a counterpart related to the debtor.

d)
The restriction to access the Foreign Exchange Market is extended to 90 previous days and 90 subsequent days if the operations of purchase and sale of government securities were settled in foreign currency or through transference abroad, which was set forth by Communication “A” 7001.

Afterwards, BCRA issued Communication “B” 12020 whereby it communicated the standardized procedure to facilitate and speed up the treatment of requests of previous consent to access the Foreign Exchange Market to pay imports of goods, in accordance with supplementary Communications “A” 7001 and 7030.

On June 25, 2020, BCRA issued Communication “A” 7052 whereby it extended until July 31, 2020 the term described in the foregoing paragraphs b) and c) and established that the following shall be exempted from BCRA’s previous authorization: all deferred or on demand payments of imports of goods corresponding to operations shipped as from July 1, 2020 or those that having been shipped before did not arrived to the country before that date.

Through successive communications, being Communication “A” 7151 the last one, the provisions on the foregoing paragraphs b) and c) are still in force, the last extension being until June 30, 2021.

In force as from September 16, 2020, Communication “A” 7106, issued by the BCRA, established, among other measures referred to human persons, the need for refinancing the international financial indebtedness for those loans from the non-financial private sector with a creditor not being a related counterparty of the debtor expiring between October 15, 2020 and March 31, 2021. The affected legal entities were to submit before the Central Bank a refinancing plan under certain criteria: that the net amount for which the foreign exchange market was to be accessed in the original terms did not exceed 40% of the capital amount due for that period and that the remaining capital had been, as a minimum, refinanced with a new external indebtedness with an average life of 2 years. This point shall not be applicable when indebtedness is taken from international entities and official credit agencies, among others. On February 25, 2021, through Communication “A” 7230, BCRA broadened the regulation scope to all those debt installments higher than USD 2 million becoming due between April 1 and December 31, 2021. The effects of these regulations for the Company are described in Note 14.3.3.

Finally, through Communication “A” 7138, the BCRA established that as from October 16, 2020, debit operations for a daily amount equal or exceeding USD 50,000 or its equivalent shall be reported in the Advances Informative Regime for Foreign Exchange Operations and that the term stated in the regulation in force shall be fulfilled before accessing the Foreign Exchange Market.

Moreover, on December 23, 2019, Law no. 27,541 on “Social Solidarity and Production Reactivation within the Public Emergency framework” was published in the Official Gazette; and on December 28, Decree no. 99/2019 was issued with the regulations for the implementation of such law. The main measures in the law and its regulations affecting the tax regime and the energy market are the following:

Tax obligations

a)
Income tax

Law no. 27,430 had established that for the fiscal period commenced as from January 1, 2020, the corporate rate of income statement would be reduced from 30% to 25% and that the additional tax on dividends or profits distributed to human persons of Argentina and abroad would increase from 7% to 13%. Law no. 27,541 cancels that rate change and keeps the original 30% and 7%, up to the fiscal periods commencing January 1, 2021 inclusive.

CENTRAL PUERTO S.A.

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

Energy Market

The Law enables the Executive Branch to keep electricity and natural gas rates under federal jurisdiction and to commence a re-negotiation process for the revision of the integral rate in force or to start an extraordinary revision as from the Law’s entering into force date and for a maximum term of 180 days tending to a reduction in the rate charge on homestead, stores and industries for year 2020. Exercising delegated powers, the Argentine Government announced the cancellation of all electricity and natural gas rate update for the 180 days stated in the Law; this cancellation was subsequently extended for another 180 days through Decree No. 543/2020. In that sense, on February 27, 2020, Resolution No. 31 issued by the Secretariat of Energy was published, which resolution is described in Note 1.2.f).

It is important to highlight the fact that these measures affect sales on the spot market, but do not affect the agreements signed by the Group with CAMMESA or other companies, which establish the applicable rate table.

25.
COVID-19

On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Hence, several measures have been undertaken by the Argentine government and other governments around the globe; however, the virus continues to spread globally and, as of the date of these financial statements, it has affected more than 150 countries and territories around the world, including Argentina. To date, the outbreak of the novel coronavirus has caused significant social and market disruption. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development may have a material and adverse effect on the Group’s business operations. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Additionally, how the disease will evolve in Argentina cannot be predicted, nor what additional restrictions the Argentine government may impose can be anticipated.

In this regard, on March 20, 2020 the Argentine Government issued Decree No. 297/2020 establishing a preventive and mandatory social isolation policy (“the Quarantine” or “ASPO” -for its acronym in Spanish-, indistinctly) as a public health measure to contain the effects of the COVID-19 outbreak. Such decree established that persons must refrain from going to their workplaces, and may not travel along routes, roads or public spaces. As from the adoption of the Quarantine, the government has extended it in many opportunities and it has ordered the preventive and mandatory social distancing (“DISPO” -for its acronym in Spanish-) in some jurisdictions. As of the date of these financial statements, the Argentine Government has established additional health care measures that are in force until April 30, 2021.

At the time, as additional measure to contain the virus in Argentina, international travel was suspended (except for certain specific repatriation flights).

Pursuant to Decree 297/2020, minimum shifts ensuring the operation and maintenance of electric energy generators were exempted from the Quarantine. Although operations personnel were allowed to continue their

CENTRAL PUERTO S.A.

activities, under certain health and sanitary precautions, the rest of the personnel continued working remotely. Furthermore, on April 7, 2020, pursuant to Administrative Decision 468/2020 issued by the Presidency of the Cabinet of Ministers, the construction of private sector energy infrastructure was included within the activities exempted from the ASPO.

Some of the main identified impacts that this crisis has and may have in the future for the Company are the following:

Operations - Power generation

-
Reduction in the electric energy dispatched. Due to the Quarantine, most of the businesses in Argentina, especially in the industrial sector, have not been able to continue operating normally. According to information from CAMMESA, at the beginning of Quarantine the total electric energy demand had significantly declined. At the time, this reduction had an impact in the Group´s thermal energy generation, in particular our units with higher heat rate (less efficient).

-
Increased delays in payments and/or risk of uncollectability from the Group’s private clients. Despite the fact that CAMMESA is paying its obligations, the reduced economic activity due to the Quarantine may also affect the cash flow of CAMMESA and our private clients and it may increase the delays in their payments and the risk of uncollectability of private clients.

-
Personnel safeguard. Multiple measures to protect the health of all the Group´s operations and maintenance personnel have been taken. Some of those measures include: a) the isolation of the teams that operate the Group’s different units preventing contact between different teams, b) the avoidance of contact between personnel of different shifts, c) the use of extra protection, and additional sanitary measures, d) using virtual meetings, e) identify key personnel in order to have the necessary back up teams should a contingency arise, and keeping all non-essential personnel working remotely f) drafting and publication of health and safety plans and/or protocols both for the plants in operation and works in development. These measures have been effective to protect the Group’s personnel, and at the date of these financial statements, a low contagion level has been registered within the Group’s personnel.

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

Projects under construction/development

COVID-19 outbreak has had an impact on the projects that were and are under construction. Therefore, there have been delays in the completion dates originally set.

Since the issuance of Administrative Decision 468/2020 abovementioned, the project construction activities were resumed. This required the implementation of health safety measures according to the requests established and recommended by health authorities. Regard being had to the foregoing, a procedure and a protocol were drafted, which have to be complied with by the personnel, contractors and subcontractors.

Regarding wind farm La Genoveva, on February 21, 2020, Vestas Argentina S.A. notified the Group that the COVID-19 outbreak affected its manufacturing activities worldwide, causing delays on the supply chain for the delivery of certain Chinese-origin manufacturing components required for the completion of the wind turbines. In its communication, Vestas Argentina S.A. did not specify the specific impact this situation may have on the agreed upon schedule. However, delays on the project’s completion are reasonably expected. The Group sent

CENTRAL PUERTO S.A.

a notice to CAMMESA reporting the updates received from Vestas Argentina S.A., in accordance with the force majeure clauses of the Supply of Renewable Electrical Energy entered into with CAMMESA described in Note 22.6, in order to avoid potential penalties should the project suffer unexpected and unforeseen delays. On April 7, 2020, CAMMESA acknowledged receipt of that notice and asked for a report on the consequences that the force majeure events have had on the schedule of the project. The construction of the wind farm has been resumed on April 9, 2020. Since then, the Company has sent to CAMMESA several notices informing: the impact this force majeure event had on the project and the measures taken within the COVID-19 protocol abovementioned; and, reaffirming the request to not receiving sanctions for the delays, as well as the request to obtain an extension in the commercial operation date of the wind farm. The main events impacting on the project execution schedule were the following: i) delays in the international manufacturing and delivery, ii) delays in the manufacturing and/or supply of local equipment, components and parts, iii) restrictions on the transport of material and components, iv) restrictions on the working methods due to compliance with COVID-19 health protocols that reduce the productivity of processes and tasks, and v) the borders lockdown that prevent foreign specialists from entering to conduct assembly or installation processes and for the start-up. In this regard, on June 10, 2020, the Secretariat of Energy ordered CAMMESSA to temporarily suspend the calculation of the terms set forth for the projects that had not obtained the commercial authorization, among which wind farm La Genoveva is included, for a maximum postponement term of six months from March 12 to September 12, 2020. Therefore, the committed commercial authorization of the wind farm was extended until November 22, 2020. Finally, as per Note 22.6, on November 21, 2020, the commercial authorization for the total capacity of the farm was granted.

The Quarantine also affected the construction of the Terminal 6-San Lorenzo thermal plant described in Note 22.7. After the Quarantine was lifted according to Administrative Decision 468/2020, construction was resumed on April 27, 2020. Additionally, as mentioned above, travel restrictions and national borders lockdown imposed by the government, among others, may delay the arrival of necessary personnel for the project, some of which were expected to arrive from countries affected by the outbreak. The Company notified CAMMESA and the Energy Secretariat on the situation and requested: (i) the suspension of agreement terms as from March 20, 2020 and until the situation is normalized, and (ii) the non-application of sanctions for the case in which the Company cannot comply with the committed dates on the Wholesale Demand Agreement entered into with CAMMESA mentioned in Note 22.7, so as to avoid possible sanctions stemming from a delay in the completion of the project due to unforeseen and inevitable reasons. In this sense, on June 10, 2020, the Secretariat of Energy ordered CAMMESSA to temporarily suspend the calculation of the terms set forth for those projects that had not obtained the commercial authorization, among which the cogeneration station Terminal 6 - San Lorenzo is included, for a maximum postponement term of six months from March 12 to September 12, 2020. Therefore, the committed commercial authorization of the thermal plant was extended until March 5, 2021. On July 15, 2020, the Company communicated the Secretariat of Energy, with copy to CAMMESA, that the temporary suspension of the terms is not sufficient to comply with the new terms under the Wholesale Demand Agreement since the numerous measures adopted due to COVID-19 generated a strong slowdown in all the activities related to the work of the cogeneration unit Terminal 6 - San Lorenzo. Dated September 10, 2020, the Undersecretariat of Electrical Energy granted a new suspension of the terms for the commercial authorization of the projects between September 12, 2020 and November 25, 2020, being subject to certain requirements to be fulfilled before CAMMESA. The Company has requested, both CAMMESA and the Secretariat of Energy, the extension of the new commercial authorization of the project “Terminal 6 - San Lorenzo” until July 30, 2021. On November 21, 2020, the open cycle commercial operation started. As of the date of these financial statements the necessary works for finishing the project are in course.

The effects of the COVID-19 crisis pose challenges to the beginning of works for closing of the combined cycle at the Brigadier López plant, delaying the start of construction of such project, not only because of the restrictions to the construction mentioned above, but also due to lower energy demand and difficulties to obtain the necessary financing for projects in the current market situation.

CENTRAL PUERTO S.A.

In addition, the COVID-19 crisis may reduce the possibility of new projects that would enable the use of the gas turbines included under "Gas turbines" item within property, plant and equipment and under "Property, plant and equipment available for sale" item.

Access to Capital Markets

Due to the outbreak of COVID-19, access to the capital and financial markets in Argentina and/or in foreign markets may also be substantially reduced. Although cash flow and liquidity of the Group is deemed sufficient to meet the working capital, debt service obligations and capital expenditure requirements, any further deterioration of the current economic situation may result in a deterioration of the Company´s finances, in a context of lack of access or substantial reduction of credit availability in the financial markets.

Natural gas distribution operating segment

Additionally, the Covid-19 pandemic crisis may also affect the natural gas distribution associate’s income (ECOGAS Group). Although such economic activity was exempt from the Quarantine, the economic downturn as a consequence of this measure is expected to reduce the volumes distributed to the clients. Moreover, some measures adopted by the Argentine government to mitigate the effects of the Covid-19 outbreak in the economy are also expected to affect ECOGAS Group financial performance. For example, the government has ruled a 180-day period, starting on March 1, 2020, where the suspension of the natural gas service is not permitted, upon certain circumstances and limited to certain users; that period was subsequently extended until December 31, 2020. Moreover, tariff increases are suspended.

The Group will continue taking all the available measures to mitigate the effects that the Covid-19 pandemic crisis has or may have on the operations, the projects undergoing and the Group´s financial position.

26.
Subsequent events

No facts or operations, other than disclosed, occurred between the closing date of the fiscal year and the date of issuance of these financial statements that may significantly affect such financial statements.