Form 20-F
period 2021-12-31
CENTRAL PUERTO S.A.
filed 2022-04-28
CIK 1717161

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

FORM 20-F

__________________________________

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________.

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________.

Commission file number 001-38376

__________________________________

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

__________________________________

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

Title of each class	Outstanding at December 31, 2021
Common shares, nominal value Ps.1.00 per share	1,514,022,256

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Yes ☐        No ☐

2

CERTAIN DEFINITIONS

In this annual report, except where otherwise indicated or where the context otherwise requires:

•	“Argentine Corporate Law” refers to Law No. 19,550, as amended;
•	“Authorized Generators” refers to electricity generators that do not have contracts in the term market in any of its methods;
•	“BCRA” refers to the Argentine Central Bank.
•	“BYMA” refers to Bolsas y Mercados Argentinos S.A.;
•	“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima. See “Item 4.B, Business Overview— The Argentine Electric Power Sector—General Overview of Legal Framework—CAMMESA;”
•	“CNV” refers to the Comisión Nacional de Valores, the Argentine Securities Commission;
•	“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;
•	“CTM” refers to Centrales Térmicas Mendoza S.A.;
•	“CVO” refers to the thermal plant Central Vuelta de Obligado;
•	“CVO Agreement” refers to the Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011” executed on November 25, 2010 among the Secretariat of Energy and Central Puerto along with other electric power generators;
•	“CVOSA” refers to Central Vuelta de Obligado S.A.;
•	“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”) and Distribuidora de Gas del Centro (“DGCE”);
•	“Energía Base” refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and, from February 2017 to February 2019, regulated by Resolution SEE No. 19/17, from March 2019 to January 2020, regulated by Resolution No. 1/19 of the Secretary of Renewable Resources and Electric Market of the National Ministry of Economy and since February 2020 regulated by Resolution No. 31/20 of the Secretary of Energy. See “Item 4.B, Business Overview—The Argentine Electric Power Sector;”
•	“Energía Plus” refers to the regulatory framework established under Resolution SE No. 1281/06, as amended. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Energía Plus;”
•	“FODER” refers to Fondo para el Desarrollo de Energías Renovables (Fund for the Development of Renewable Energies). See “Item 4.B, Business Overview—The Argentine Electric Power Sector —Structure of the Industry—Renewable Energy Program”
•	“FONINVEMEM” or “FONI” refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and similar programs, including the CVO Agreement. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—The FONINVEMEM and Similar Programs;”
•	“FONINVEMEM Plants” refers to the plants José de San Martín, Manuel Belgrano and Vuelta de Obligado;
•	“FX Market” refers to the foreign exchange market;
•	“HPDA” refers Hidroeléctrica Piedra del Águila S.A., the corporation that previously owned the Piedra del Águila plant;
•	“IEASA” refers to Integración Energética Argentina S.A.;
•	“IGCE” refers to Inversora de Gas del Centro S.A.;
•	“IGCU” refers to Inversora de Gas Cuyana S.A.;
•	“La Plata Plant Sale” refers to the sale of the La Plata plant to YPF EE, effective as of January 5, 2018. For further information on the La Plata Plant Sale, see “Item 4.A. History and development of the Company—La Plata Plant Sale;”
•	“La Plata Plant Sale Effective Date” is January 5, 2018. For further information on the La Plata Plant Sale Effective Date, see “Item 4.A. History and development of the Company—La Plata Plant Sale;”
•	“LPC” refers to La Plata Cogeneración S.A., the corporation that owned the La Plata plant prior to us;
•	“LVFVD” refers to liquidaciones de venta con fecha de vencimientos a definir, or receivables from CAMMESA without a fixed due date. See “Item 4.B, Business Overview—FONINVEMEM and Similar Programs;”
•	“MATER” refers to Term Market for Renewable Energy Resolution No. 281-E/17;
•	“PPA” refers to Power Purchase Agreements, power capacity and energy supply agreements for a defined period of time or energy quantity;
•	“Resolution SRRyME No. 1/19” refers to the resolution No. 1/19 issued on March 1, 2019, by the Secretary of Renewable Resources and Electric Markey of the National Ministry of Economy by which the Secretary modified the remuneration scheme (for capacity and energy) applicable to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 31/20” or “Res. 31/20” refers to the resolution No. 31/20 issued on February 27, 2020, by the Secretary of Energy of the National Ministry of Production Development by which the Secretary modified the remuneration scheme (for capacity and energy) applicable from February 1, 2020, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“SADI” refers to the Argentine Interconnection System;

•	“sales under contracts” refers collectively to (i) term market sales of energy under contracts with private and public sector counterparties, (ii) sales of energy sold under the Energía Plus and (iii) sales of energy under the RenovAr Program;
•	the “spot market” refers to energy sold by generators to the WEM and remunerated by CAMMESA pursuant to the framework in place prior to the Energía Base. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Electricity Dispatch and Spot Market Pricing prior to Resolution SE No. 95/13;”
•	“YPF” refers to YPF S.A., Argentina’s state-owned oil and gas company;
•	“YPF EE” refers to YPF Energía Eléctrica S.A., a subsidiary of YPF; and
•	“WEM” refers to the Argentine Mercado Eléctrico Mayorista, the wholesale electric power market. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—General Overview of Legal Framework—CAMMESA.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We maintain our financial books and records and publish our consolidated financial statements (as defined below) in Argentine pesos, which is our functional currency. This annual report contains our audited consolidated financial statements as of December 31, 2021 and 2020 and for each of the years ended December 31, 2021, 2020, and 2019 (our “Audited Consolidated Financial Statements”), which were approved by our board of directors (our “Board of Directors”) on April 28, 2022.

We prepare our Audited Consolidated Financial Statements in Argentine pesos and in conformity with the IFRS as issued by the IASB.

In accordance with IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is the currency of a hyperinflationary economy. To define a hyperinflationary state, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. Such conditions remained during 2019, 2020 and 2021. See “Risks Relating to Argentina—As of July 1st, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries”

Therefore, our Audited Consolidated Financial Statements included herein, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV. Consequently, the consolidated financial statements are stated in the current measurement unit as of December 31, 2021. The information included in our Audited Consolidated Financial Statements is not comparable to the consolidated financial statements previously published by us. For further information, see “Item 5.A. Operating Results—Factors Affecting our Results of Operations—Inflation” and Note 2.1.2 to our Audited Consolidated Financial Statements.

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

Solely for the convenience of the reader, we have translated certain amounts included in this annual report from pesos into U.S. dollars, unless otherwise indicated, using the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina for wire transfers (divisas) as of December 31, 2021, of Ps.102.72 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed to represent that the peso amounts have been, or could have been or could be, converted into U.S. dollars at such rates or at any other rate. See “Item 3.A. Selected Financial Data—Exchange Rates.”

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

Market Share and Other Information

The information set forth in this annual report with respect to the market environment, market developments, growth rates and trends in the markets in which we operate is based on information published by the Argentine federal and local governments through the Instituto Nacional de Estadísiticasy Censos (the National Statistics and Census Institute, or “INDEC”), the Ministry of Interior, the Secretariat of Electric Energy, the Banco Central de la República Argentina (the “Argentine Central Bank”, or “Central Bank”) CAMMESA, the Dirección General de Estadística y Censos de la Ciudad de Buenos Aires (General Directorate of Statistics and Census of the City of Buenos Aires) and the Dirección Provincial de Estadística y Censos de la Provincia de San Luis (Provincial Directorate of Statistics and Census of the Province of San Luis), as well as on independent third-party data, statistical information and reports produced by unaffiliated entities, as well as on our own internal estimates. In addition, this annual report contains information from Vaisala, Inc. (“Vaisala - 3 Tier”), a company that develops, manufactures and markets products and services for environmental and industrial measurement.

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

Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in general economic, financial, business, political, legal, social or other conditions in Argentina;
•	changes in conditions elsewhere in Latin America or in either developed or emerging markets;
•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;
•	the impact of political developments and uncertainties relating to political and economic conditions in Argentina, on the demand for securities of Argentine companies;
•	increased inflation;
•	fluctuations in exchange rates, including a significant devaluation of the Argentine peso;
•	changes in the law, norms and regulations applicable to the Argentine electric power and energy sector, including changes to the current regulatory frameworks, changes to programs established to incentivize investments in new generation capacity and reductions in government subsidies to consumers;
•	our ability to develop our expansion projects and to win awards for new potential projects;
•	increases in financing costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund new activities;
•	government intervention, including measures that result in changes to the Argentine labor market, exchange market or tax system;

•	adverse legal or regulatory disputes or proceedings;
•	changes in the price of energy, power and other related services;
•	changes in the prices and supply of natural gas or liquid fuels;
•	changes in the amount of rainfall and accumulated water;
•	changes in environmental regulations, including exposure to risks associated with our business activities;
•	risks inherent to the demand for and sale of energy;
•	the operational risks related to the generation, as well as the transmission and distribution, of electric power;
•	ability to implement our business strategy, including the ability to complete our construction and expansion plans in a timely manner and according to our budget;
•	competition in the energy sector, including as a result of the construction of new generation capacity;
•	exposure to credit risk due to credit arrangements with CAMMESA;
•	our ability to retain key members of our senior management and key technical employees;
•	the effects of a pandemic or epidemic, such as COVID-19, and any subsequent mandatory regulatory restrictions or containment measures;
•	our relationship with our employees; and
•	other factors discussed under “Item 3.D.—Risk Factors” in this annual report.

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

Item 3.A [Reserved]

Item 3.B Capitalization and indebtedness

Not applicable.

Item 3.C Reasons for the offer and use of proceeds

Not applicable.

Item 3.D Risk Factors

Summary of Risk Factors

We are subject to several risks related to our business that are described under “Risk Factors” and elsewhere in this annual report. These risks could materially and adversely impact our business, results of operations, financial condition, and future prospects. Among these important risks are the following:

Risks Relating to Argentina

•	Substantially all our revenues are generated in Argentina and thus are highly dependent on economic and political conditions in Argentina.
•	As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries.
•	Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations.
•	Exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business.
•	Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth and may negatively impact our financial condition or cash flows.
•	The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects.
•	We may be exposed to adverse effects arising from the ongoing conflict between Russia and Ukraine.
•	The Argentine banking system may be subject to instability which may affect our operations.
•	Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which in turn could adversely affect our business, financial condition, and results of operations.

Risks Relating to the Electric Power Sector in Argentina

•	The Argentine Government has intervened in the electric power sector in the past and is likely to continue intervening.
•	Changes in regulatory frameworks under which we sell our electricity may affect our financial condition and results of operations.
•	We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector.
•	Argentina has certain energy transmission and distribution limitations that adversely affect the capacity of electric power generators to deliver all of the energy they can produce, which results in reduced sales.
•	Restrictions on the supply of energy could negatively affect Argentina’s economy.
•	We operate in a heavily regulated sector that imposes significant costs on our business, and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations.
•	Risks arise for our business from technological change in the energy market.
•	Competition in the Electric Power Sector in Argentina may adversely affect our results of operations.

Risks Relating to Our Business

•	Our results depend largely on the compensation established by the Secretariat of Electric Energy and received from CAMMESA.
•	Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants.
•	Our business may require substantial capital expenditures for ongoing maintenance requirements and the expansion of our installed generation capacity.
•	Covenants in our indebtedness could adversely restrict our financial and operating flexibility.
•	We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition, and results of operations.
•	The non-renewal or early termination of the HPDA Concession Agreement would adversely affect our results of operations.
•	Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted.
•	Future changes in the rainfall amounts in the Limay River basin could adversely affect the revenues from the Piedra del Águila concession and, therefore, our financial results.
•	Our ability to operate wind farms profitably is highly dependent on suitable wind and associated weather conditions.
•	Climate change and energy transition could affect our business.
•	Our power plants are subject to the risk of mechanical or electrical failures due to natural disasters, catastrophic accidents or terrorist attacks, and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance.
•	Our insurance policies may not fully cover damage, and we may not be able to obtain insurance against certain risks.
•	We may be exposed to lawsuits and or administrative proceedings that could adversely affect our financial condition and results of operations.
•	Energy demand is seasonal, largely due to climate conditions.
•	We may undertake acquisitions and investments to expand or complement our operations that could result in operating difficulties or otherwise adversely affect our financial conditions and results of operations.
•	If we were to acquire another energy company in the future, such acquisition could be subject to the Argentine Antitrust Authority’s approval.
•	We depend on senior management and other key personnel for our current and future performance.
•	We could be affected by material actions taken by the trade unions.
•	Our equipment, facilities and operations are subject to environmental, health and safety regulations.
•	We are subject to anticorruption, anti-bribery, anti-money laundering and other laws and regulations.
•	A cyberattack could adversely affect our business, balance sheet, results of operations and cash flow.
•	Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, liquid fuel.
•	We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined.
•	An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects.

Risks Relating to our Shares and ADSs

•	It may be difficult for you to obtain or enforce judgments against us.
•	Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, shares underlying the ADSs.
•	We will be traded on more than one market, and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.
•	Under Argentine Corporate Law, shareholder rights may be fewer or less well defined than in other jurisdictions.
•	Holders of our common shares and the ADSs located in the United States may not be able to exercise preemptive or accretion rights.
•	Voting rights, and other rights, with respect to the ADSs are limited by the terms of the deposit agreement.
•	The relative volatility and illiquidity of the Argentine securities markets may substantially limit our ADS holders’ ability to sell common shares underlying the ADSs at the price and time they desire.
•	If there are substantial sales of our common shares or the ADSs, the price of the common shares or of the ADSs could decline.
•	Our shareholders may be subject to liability for certain votes of their securities.
•	As a foreign private issuer, we are exempt from several rules under the U.S. securities laws and are permitted to file less information with the Commission than a U.S. company. This may limit the information available to holders of our ADSs.

•	As a foreign private issuer, we are not subject to certain NYSE corporate governance rules applicable to U.S. listed companies.
•	The market price for our common shares or ADSs could be highly volatile.
•	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.
•	The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce.
•	Holders of our common shares may determine not to pay any dividends.
•	We may be a passive foreign investment company for U.S. federal income tax purposes.
•	The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

Detailed Risk Factors

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

Risks Relating to Argentina

Substantially all of our revenues are generated in Argentina and thus are highly dependent on economic and political conditions in Argentina

Central Puerto is an Argentine corporation (sociedad anónima). All of our assets and operations are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, social and political conditions prevailing in Argentina, including but not limited to, the following: (i) international demand and prices for Argentina’s commodity exports; (ii) competitiveness and efficiency of domestic industries and services; (iii) stability and competitiveness of the Argentine peso against foreign currencies; (iv) foreign and domestic investment and financing; (v) level of foreign exchange reserves in the Central Bank of the Argentine Republic (“BCRA”) which may cause abrupt changes in currency values and exchange and capital control regulations (including, to import equipment , payment of cross border indebtedness and other necessities relevant for operations); (vi) high interest and inflation rates to corresponding wage and price controls; (vii) adverse external economic shocks; (viii) effects of the ongoing COVID-19 pandemic and results of the measures adopted by the Argentine government in response; (ix) changes in economic or fiscal policies implemented by the Argentine government; (x) labor disputes and work stoppages; (xi) the level of expenditure by the Argentine government and ability to sustain fiscal balance; (xii) the level of unemployment, political instability and social tensions, such as land-takings and claims in areas where we operate.

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

Argentina has experienced repeatedly, especially in recent years, periods of high inflation. High inflation rates affect Argentina’s foreign competitiveness, social and economic inequality, negatively impacts employment, consumption and the level of economic activity and undermines the confidence in Argentina’s banking system, which could further limit the availability of and access by local companies to domestic and international credit. If the measures adopted by the Argentine government fail to correct Argentina’s structural inflationary imbalances, inflation may continue or increase and have an adverse effect on Argentina’s economy and on our business, financial condition and results of operations. Inflation can also lead to an increase in Argentina’s local currency-denominated debt and have an adverse effect on Argentina’s ability to service its debt, mainly in the medium and long term when most inflation-indexed debt matures.

Argentina’s fiscal imbalances, its dependence on foreign revenues to cover its fiscal deficit, and material rigidities that have historically limited the ability of the economy to absorb and adapt to external factors, have added to the severity of the current crisis.

In the past, some governments increased direct intervention in the Argentine economy, including the implementation of expropriation measures, price controls, exchange controls and changes in laws and regulations affecting foreign trade and investment. These measures had a material adverse effect on private sector entities, including us. It is possible that similar measures could be adopted by the current or future Argentine Government or that economic, social and political developments in Argentina, over which we have no control, could have a material adverse effect on the Argentine economy and, in turn, adversely affect our financial condition and results of operations. Uncertainty with respect to government policies may lead to additional volatility of Argentine stock market prices including companies that operate in the energy sector, given the degree of state regulation and intervention in this industry.

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

Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not prescribe when hyperinflation arises and the International Accounting Standards Board (“IASB”) does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. In June 2018, the International Practices Task Force of the Centre for Quality (“IPTF”), which monitors countries experiencing high inflation, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. In addition, certain qualitative macroeconomic factors provided under the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”) were also identified. Therefore, Argentine companies using IFRS, such as us, are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018. As a result, our Audited Consolidated Financial Statements included in this annual report, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution No. 777/2018 of the CNV.

Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations

The depreciation of the peso has had, and may continue to have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to inflation, significantly reduce real wages and jeopardize the stability of businesses, such as ours, whose success depends on domestic market demand and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. In 2021, the peso depreciated approximately 22,07%, and 11.81% from December 30, 2021 through April 26, 2022. On April 26, 2022, the exchange rate was Ps. 114.85 to US$1.00, as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

The main effects of the devaluation of the Argentine peso on our net results, expressed in pesos, are related to (i) exchange rate differences as a result of our exposure to the dollar, (due to the fact that our functional currency is the Argentine peso); (ii) higher revenues generated by the sale of energy priced in U.S. dollars, and (iii) higher costs generated by expense items priced in U.S. dollars such as financial obligations and certain maintenance contracts among other costs. In addition, the majority of our debt is denominated in currencies other than the peso; consequently, a devaluation of the peso against such currencies will increase the amount of pesos we need to cover our debt service obligations.

If the peso depreciates further, all the negative effects on the Argentine economy related to such depreciation could recur, with adverse consequences to our business, financial condition and results of operations. In addition, a further depreciation of the Argentine Peso against the U.S. dollar may also have an adverse impact on our capital expenditure program and increase the Argentine Peso amount of our trade liabilities and financial debt denominated in U.S. dollars. As of December 31, 2021, 100% of our financial liabilities were denominated in U.S. dollars.

The Company remains highly exposed to risks associated with the fluctuation of the Argentine Peso, therefore, a devaluation of the Argentine Peso could have a material adverse effect on our financial condition and results of operations.

Exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business

The Argentine government and the BCRA have implemented certain measures that control and restrict the ability of companies and individuals to access to the foreign exchange market to purchase foreign currency and to transfer it abroad. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to non-residents stakeholders; (ii) restrictions on the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and settle in pesos, in the local exchange market, all or a portion of the proceeds of their exports of goods and services; (iv) limitations on the transfer of securities into and from Argentina; (v) establishing certain mandatory refinancing’s; and (vi) the implementation of taxes on certain transactions involving the acquisition of foreign currency.

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

There can be no assurance that the BCRA or other government agencies will not increase or relax such controls or restrictions, make modifications to these regulations, impose further mandatory refinancing plans related to our indebtedness payable in foreign currency, establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding liabilities denominated in currencies other than the peso, all of which could affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain financing, execute our capital expenditure plans, and/or undermine our ability to pay dividends to foreign shareholders. Consequently, these exchange controls and restrictions could materially adversely affect the Argentine economy and/or our business, financial condition, and results of operations. See “Exchange Controls.”

Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth, and may negatively impact our financial condition or cash flows

During recent years the Argentine Republic has experienced financial distress, leading to an increase in the incurrence of public debt.

During 2020 the Argentine government engaged in negotiations with Argentina´s creditors to restore the sustainability of its public external debt. In August 2020, the Argentine government restructured approximately U.S.$66.5 billion of its foreign currency global bonds issued under foreign laws exchanging such bonds for new bonds. Moreover, Argentina reached an agreement with the Paris Club members under the Paris Club 2014 Settlement Agreement to extend the maturity of its obligations until March 2022. In addition, the Argentine government-initiated negotiations with the International Monetary Fund (“IMF”) in order to renegotiate the principal maturities of the U.S.$ 44.1 billion disbursed between 2018 and 2019 under a Stand-By Agreement, originally planned for the years 2021, 2022 and 2023. On March 22, 2022, the Argentine government reached an agreement with the Paris Club for a new extension of the understanding reached in June 2021 (the “Paris Club Agreement”).

On January 28, 2022, the Argentine government and the IMF announced that they had reached an understanding on key policies as part of their ongoing discussions involving an IMF-supported program. Later, on March 3, 2022, the IMF and the Argentine government announced that the agreement is based on what is known as the IMF's Extended Fund Facility, which includes 10 reviews to be carried out quarterly for two and a half years and disbursements for an amount equivalent to US$44 billion, including a disbursement of US$9.6 billion immediately available to Argentina upon approval of the agreement by the IMF executive board (the “EFF Agreement”). The EFF Agreement was approved by the Argentine Congress through Law No. 27,668 on March 17, 2022 (enacted by Decree No. 130/22) and by the executive board of the IMF on its meeting held on March 25, 2022.

We cannot assure that the EFF Agreement and the Paris Club Agreement will not affect Argentina´s ability to implement reforms and public policies and boost economic growth. Consequently, there can be no assurance that the implementation of the revenue and expenditure policies of the EFF Agreement regarding the reduction of untargeted energy subsidies would not have material adverse effect on our financial condition and results of operations. Also, we cannot predict the impact of the outcome of such reforms on Argentina’s (and indirectly our) ability to access the international capital markets. Moreover, the long-term impact of these measures and any future measures taken by the current administration on the Argentine economy remains uncertain.

In addition, the Argentine Republic’s future tax revenue and fiscal results may be insufficient to meet its debt service obligations and the Argentine Republic may have to rely in part on additional financing from domestic and international capital markets, the IMF and other potential creditors, in order to meet future debt service obligations. In the future, the Argentine Republic may not be able or willing to access international or domestic capital markets, which could have a material adverse effect on the Argentine Republic’s ability to make payments on its outstanding public debt, and in turn, could materially adversely affect our financial condition and results of operations.

In spite of the restructuring of the Argentine public debt carried out in 2020, the international markets continued showing signs of doubts as to whether Argentina’s debt is sustainable and, therefore, country risk indicators remain high. Without renewed access to the financial market the Argentine government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Likewise, Argentina’s inability to obtain credit in international markets could have a direct impact on the Company’s ability to access those markets to finance its operations and its growth, including the financing of capital investments, which would negatively affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. Any new event of default by the Argentine government could negatively affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects

Financial and securities markets in Argentina and the Argentine economy are influenced by the effects of global or regional financial crisis and market conditions in other markets worldwide. Weak, flat or negative economic growth of any of Argentina’s major trading partners, such as Brazil (Argentina’s main trading partner), China or the United States, could have a material adverse effect on Argentina’s trade balance and adversely affect Argentina’s economic growth. The economic performance of other trading partners such as Chile, Spain and Canada may also affect Argentina’s trade balance.

Global economic instability such as uncertainty about global trade policies, the deterioration of economic conditions in Brazil and of the economies of other major trading partners of Argentina, such as China or the United States, the withdrawal of the United Kingdom from the European Union (“Brexit”), geopolitical tensions between the United States and a number of foreign countries, the conflict between Russia and Ukraine, decisions by the Organization of Petroleum Exporting Countries (OPEC) and other non-OPEC oil-producing nations with respect to oil production that affect oil prices, idiosyncratic, political and social discords, terrorist attacks, sovereign debt downgrades, a pandemic disease, including the result of the ongoing COVID-19 pandemic, could impact the Argentine economy and jeopardize Argentina’s ability to stabilize its economy, among others.

These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could depress economic activity and restrict our access to suppliers and have a material adverse effect on our business, financial condition, and results of operations.

The Argentine economy may be affected by “contagion” effects. International investors’ reactions to events occurring in one developing country sometimes appear to follow a “contagion” effect, in which an entire region or investment class is disfavored by international investors.

Consequently, there can be no assurance that the Argentine economy and securities markets will not be adversely impacted by events affecting developed economies, emerging markets, or any of Argentina’s major trading partners, which could in turn adversely affect our business, financial condition, and results of operations, and the market value of our ADSs. Furthermore, a significant devaluation of the currencies of our trading partners or trade competitors may adversely affect the competitiveness of Argentina and consequently, adversely affect Argentina’s economy and our financial condition and results of operations.

We may be exposed to adverse effects arising from the ongoing conflict between Russia and Ukraine

Russia’s military incursion into Ukraine has led to, and could continue to give a rise to an escalation of armed action, regional instability and result in heightened economic sanctions by the United States, the European Union, and other countries against Russia. Although the severity and duration of the ongoing military action is highly unpredictable, its effects could be substantial, and any continuation of the conflict could adversely affect global and regional economic conditions.

As of the date of this annual report, the ongoing conflict has led to a significant increase in commodity prices and international crude oil and gas prices, which has resulted in higher fuel prices and – consequently – in a sharper rise in inflation around the world. Moreover, economic sanctions imposed against Russia may lead to shortage of raw materials and commodities, which could in turn contribute to the increase in inflation worldwide and to interruption to the supply chain in general, and particularly in the energy sector. Such difficulties may consequently derive in constraints to supply the local market. Consequently, this could adversely affect our business, financial condition, or results of operations.

Due to the uncertainties inherent to the scale and duration of these events and its direct and indirect effects, it is not reasonably possible to estimate the impact this armed conflict will have on the world’s economy and its financial markets, on Argentina’s economy and, consequently, our business, financial condition and results of operations. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this annual report.

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

The persistence of the current economic crisis or the instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions could also have a material adverse effect on the Argentine banking system, and therefore, on our business, financial condition and results of operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations

A lack of a solid institutional framework and corruption have been identified as, and continue to be, a significant problem for Argentina. Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the prior administration had adopted several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures included the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, and establishing a corporate criminal liability regime for corruption offenses aimed at promoting anticorruption compliance, among others. The current Argentine Government’s ability to implement them or promote further transparency and integrity measures is uncertain in a highly polarized political context. Argentina’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities with underlying Argentine risk. The recent economic instability in Argentina has contributed to a decline in market confidence in the Argentine economy as well as to a deteriorating political environment.

In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, have negatively impacted the Argentine economy and political environment. Certain government officials of previous administrations as well as high ranked officers of companies holding government contracts or concessions have faced or are currently facing allegations of corruption and money laundering as a result of these investigations. These individuals are alleged to have accepted or paid, as applicable, bribes by means of kickbacks on contracts granted by the government to several infrastructure, energy and construction companies. We have no control over and cannot predict for how long the corruption investigations will continue nor whether such investigations or allegations (or any other future investigations or allegations) will lead to further political and economic instability. In addition, we cannot predict the outcome of any such allegations nor their effect on the different sectors of the Argentine economy. See also “—We are subject to anticorruption, anti-bribery, anti-money laundering and other laws and regulations.”

Risks Relating to the Electric Power Sector in Argentina

The Argentine Government has intervened in the electric power sector in the past, and is likely to continue intervening

Historically, the Argentine government has played an active role in the electric power industry through the ownership and management of state-owned companies engaged in the generation, transmission and distribution of electric power. Moreover, the Argentine government made a number of material changes to the regulatory framework applicable to the electric power sector since the Argentine economic crisis of 2001 , including adopting Law No. 25,561 (the “Public Emergency Law”), which have had significant adverse effects on electric power generation, distribution and transmission companies and included the freezing of distribution margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electric power distribution companies to pass on to the consumer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the WEM, all of which had a significant impact on electric power generators and caused substantial price differences within the market.

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

Changes in regulatory frameworks under which we sell our electricity may affect our financial condition and results of operations

We cannot assure what further changes the Argentine Government may make to the regulatory frameworks under which we sell power availability or electricity, nor that these changes will not negatively impact our results of operations. Moreover, we cannot assure under what kind of regulatory framework we will be able to sell our generation capacity and electricity in the future. Any further changes in the current applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations,  may adversely affect our results of operations. In addition, some of the measures proposed by the Argentine government may also generate political and social opposition, which may in turn prevent the Argentine  government from adopting such measures as proposed.

The factors mentioned above for both our operation of power generation and the projects under construction/development, may also lead to an impairment of property, plant and equipment and intangible assets, related to a reduction in the assessed value-in-use of certain assets that may exceed their previously recorded book value.

We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector

A substantial amount of our total revenues comes from our sales to CAMMESA. In addition, we receive significant cash flows from CAMMESA in connection with the FONINVEMEM and similar programs. Payments to us by CAMMESA, depend upon payments that CAMMESA in turn receives from other WEM agents such as electric power distributors as well as subsidies from the Argentine government to certain users, which in turn requires additional funding to CAMMESA from the government to pay to generators.

In recent years, due to regulatory conditions and long periods of frozen tariffs in Argentina’s electric power sector that affected the profitability and economic viability of power utilities, certain WEM agents defaulted on their payments to CAMMESA, which adversely affected CAMMESA’s ability to meet its payment obligations with electric power generators, including us. As a consequence of delays in payments that CAMMESA received from other WEM agents, we also saw delays in , receiving payments from CAMMESA more than  90 days of month-end, rather than the required 42 days after the date of billing. Such payment delays resulted in higher working capital requirements that we would typically finance with our own financing sources.

As of the date of this annual report, CAMMESA is facing difficulties to make payments to generators both in respect of energy dispatched and generation capacity availability on a timely basis or in full, which in turn may substantially and adversely affect our financial position and the results of our operations.

Argentina has certain energy transmission and distribution limitations that adversely affect the capacity of electric power generators to deliver all of the energy they can to produce, which results in reduced sales

The energy that generators can deliver to the transmission system for the further delivery to the distribution system at all times depends on the capacity of the transmission and distribution systems that connects them to it. In the past, the transmission and distribution system operated at near full capacity and both transmission and distributors were not able to guarantee an increased supply of electric power to their customers. In the past years, the increase in demand for electric power resulted in blackouts in Buenos Aires and other cities around Argentina, which resulted in excess capacity for generators. As a result, the amount of hydroelectric energy and thermal energy generated was larger than what the transmission and distribution systems are capable of transmitting or distributing. Any transmission or distribution limitation for generators could reduce the energy sold, which could adversely affect our financial condition

Restrictions on the supply of energy could negatively affect Argentina’s economy .

Demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase. In particular, Argentina has been importing gas in order to compensate the shortage in local production. In order to pay for those imports the Argentine government has frequently used the Argentine Central Bank reserves due to absence of incoming currencies from investment. Argentina’s foreign exchange reserves are particularly limited and, therefore, Argentina’s ability to deal with significant increases in international oil and gas prices remains limited. If the Argentine government is unable to pay for the gas import in order to produce electricity, business and industries may be affected.

Moreover, the Argentine government has taken a number of measures aimed at alleviating the short-term impact of supply restrictions on residential and industrial users such as importing natural gas from Bolivia, importing liquefied natural gas transported to Argentina in vessels. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production and energy generation over the medium-and long-term fails to materialize on a timely basis, economic activity in Argentina could be curtailed which may have a significant adverse effect on our business.

Continued disruptions in the supply of energy could cause a significant adverse impact on the electric power generation industry, and therefore, our business, financial condition and results of operations.

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

Competition in the Electric Power Sector in Argentina may adversely affect our results of operations

The power generation markets in which we operate are characterized by numerous strong and capable participants, many of which may have extensive and diversified developmental or operating experience (including both domestic and international) and financial resources similar to or significantly greater than ours. See “Item 4.B. Business Overview—Competition.” An increase in competition could cause reductions in prices and increase acquisition prices for fuel, raw materials and existing assets and therefore, adversely affect our results of operations and financial condition.

From time to time, we also compete with other generation companies for the megawatt of capacity that are allocated through public auction processes.

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

Risks Relating to Our Business

Our results depend largely on the compensation established by the Secretariat of Electric Energy and received from CAMMESA

Since the enactment of Resolution SE No. 95/13, issued by the former Secretariat of Electric Energy, as amended, our compensation has depended largely on the compensation determined by energy output and availability.  Furthermore, on February 27, 2020, the Secretary of Energy of the National Ministry of Production Development issued Resolution 31/20 which determined  the remuneration scheme applicable from February 1, 2020, for Authorized Generators in the WEM, establishing Energía Base prices in Argentine pesos. On April 8, 2020, the Secretary of Energy instructed CAMMESA to postpone until further notice the application of the mechanism for updating the prices of energy and capacity provided for in Annex VI of Resolution 31/20. Since the settlement of the transaction due on March 2020, CAMMESA has not applied the aforementioned mechanism, which has caused a material adverse effect on our business and results of operations. We cannot assure you that further reductions of these tariffs will not occur in the future. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

Except for sales under contracts, revenues from energy production are calculated and paid by CAMMESA pursuant to a fixed and variable price system arising from the Resolution 440/21 (which amended   Resolution 31/20), amended by Resolution No. 238/22, and set in Argentine pesos. See “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base” and “Item 3.D. Risk Factors—Risks Relating to the Electric Power Sector in Argentina—We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector”.

As a result of this system, our revenues are highly dependent on actions taken by regulatory authorities. The continued suspension of price update mechanisms, lack of regulated tariffs increases by the Argentine Government and/or delays to implement such increases in a timely manner could have a material adverse effect on our revenues and, as a result, our results of operations.

Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants

With regards to projects currently under development or new potential projects, several factors may affect, delay or cancel the completion of such projects currently under development or new projects: a) sustained or prolonged COVID-19 outbreak, a resurgence or the emergence of a new strain of coronavirus for which current vaccines may be less effective and their respective effects, b) the economic recession in Argentina, c) the decrease in demand of electric energy, d) the lack of available financing, and e) the reduction in the prices of electric energy for power units under Energía Base, among others.

Delays in construction or commencement of operations of expanded capacity in our existing power plants or our new power plants could lead to an increase in our financial needs and cause our financial returns on new investments to be lower than expected, which could materially adversely affect our financial condition and results of operations. Furthermore, delays in the commencement of operation of our gas turbines has negatively affected its estimated recoverability. See “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of Property, Plant and Equipment”.

Factors that may impact our ability to commence operations at our existing power plants, expand their power capacity or build new power plants include: (i) the failure of contractors to complete or commission the facilities or auxiliary facilities by the agreed-upon date or within budget; (ii) the unexpected delays of third parties such as gas or electric power distributors in providing or agreeing to project milestones in the construction or development of necessary infrastructure linked to our generation business; (iii) the delays or failure by our turbine suppliers in providing fully operational turbines in a timely manner; (iv) difficulty or delays in obtaining the necessary financing in terms satisfactory to us or at all; (v) delays in obtaining regulatory approvals, including environmental permits; (vi) court rulings against governmental approvals already granted, such as environmental permits; (vii) shortages or increases in the price of equipment reflected through change orders, materials or labor; (viii) opposition by local and/or international political, environmental and ethnic groups; (ix) strikes; (x) adverse changes in the political and regulatory environment in Argentina; (xi) unforeseen engineering, environmental and geological problems; (xii) adverse weather conditions, natural disasters, accidents or other unforeseen events, and (xiii) the COVID-19 pandemic crisis (See “Item 3.D. Risk Factors—Risks Relating to Our Business”, in particular “—An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects”, which describes the potential impact of COVID-19 over certain of our projects.”). Any cost overruns could be material. In addition, any of these other factors may cause delays in the completion of expanded capacity at our existing power plants or the construction of our new power plant, which could have a material adverse effect on our business, financial condition and results of operations. These delays may also result in short-term sanctions by CAMMESA and, in extreme cases, sanctions for the duration of the contract.

Our business may require substantial capital expenditures for ongoing maintenance requirements and the expansion of our installed generation capacity

Incremental capital expenditures may be required to fund ongoing maintenance necessary to maintain our power generation and operating performance and improve the capabilities of our electric power generation facilities. Furthermore, capital expenditures will be required to finance the cost of our current and future expansion of our generation capacity. If we are unable to finance any such capital expenditures in terms satisfactory to us or at all, our business and the results of our operations and financial condition could be adversely affected. Our financing ability may be limited by market restrictions on financing availability for Argentine companies. See “—Risk Relating to Argentina— Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth and may negatively impact our financial condition or cash flows” and “Item 4.B. Business Overview.”

Covenants in our indebtedness could adversely restrict our financial and operating flexibility

Some of our current indebtedness (including the debt of our subsidiaries, some of which is guaranteed by us) includes, and our future indebtedness may include, affirmative and restrictive covenants that limit our ability to create liens, incur additional indebtedness, making capital expenditures, dispose of our assets, pay dividends, or consolidate, merge or sell part of our businesses, and require us to maintain certain financial ratios. See “Item 5.B. Liquidity and Capital Resources—Indebtedness.” These restrictions may limit our ability to operate our business and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants or the failure to meet any of such conditions could result in a default under the relevant indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any such default occurs, the holders of such indebtedness may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding amounts, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. Further, any such default occurs, it could, in turn, result in a default and acceleration of our other outstanding debt obligations, which would have a further material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations. If any of our debt were to be accelerated, our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

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

The non-renewal or early termination of the HPDA Concession Agreement would adversely affect our results of operations

The HPDA Concession Agreement executed between us and the Argentine Government, pursuant to which we are permitted to operate our Piedra del Águila plant, expires on December 28, 2023, and does not provide for an automatic renewal. This plant has a total installed capacity of 1,440 MW, and it represented approximately 18% of our total electric energy generation, and 9.2% of our total revenues in 2021. We currently intend to renew the HPDA Concession Agreement prior to its expiration. If the HPDA Concession Agreement expires without renewal, we will be required to revert the assets to the Argentine Government. The HPDA Concession Agreement also contains various requirements related to the operation of the hydroelectric plant and compliance with laws and regulations. The non-performance of the HPDA Concession Agreement could give rise to certain penalties and even the termination of the concession. If the concession were terminated, it would be granted to a new company organized by the Argentine Government and a tender offer would be carried out for selling the new company’s shares of stock. The proceeds to be received by us in such tender offer would be calculated based on a formula in which the proceeds of the tender decrease as the expiration of the concession term comes closer. Any non-renewal or early termination of the HPDA Concession Agreement would materially and adversely affect our financial condition and results of operation.

Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted

As of December 31, 2020, we had a 30.8752% interest in TJSM which was reduced to 9.6269% during 2021 and a 30.9464% interest in TMB which was also reduced during 2021 to 10.8312%. Both companies are engaged in managing the purchase of equipment, building, operating, and maintaining power plants constructed under the FONINVEMEM program. As of the date of this annual report, we also own 56.19% of CVOSA, the company that operates the thermal power plant in Timbúes.

After ten years of operations, TJSM and TMB were entitled to receive property rights to such power plants from the respective trusts currently holding such power plants. At such time, the term of the trusts expired and the Argentine Government, that financed part of the construction, should be incorporated as a shareholder of TJSM and TMB. Consequently, our interests in TJSM and TMB were diluted in 2021. In the case of TMB and TJSM, the ten-year period expired on January 7, 2020 and on February 2, 2020, respectively. From such dates, during the following 90-days, TJSM and TMB and their shareholders had to perform all the necessary acts to allow the Argentine Government to receive the corresponding shares in the equity stake of TJSM and TMB that their contributions entitle the Argentine Government to receive.

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

In March 2020, Central Puerto filed an administrative appeal against the Argentine Government challenging their acts referred to above (the “Claim”). Pursuant to this Claim, the position of the shareholders of TJSM and TMB is that the Argentine Government equity interest in each of the companies should be lower but its incorporation as a shareholder in such companies is unchallenged. Therefore, even if we are successful with our Claim, our interests on TJSM and TMB is significantly diluted.

On May 4, 2020, and May 8, 2020, the extraordinary shareholders’ meetings of TMB and TJSM, respectively, approved the incorporation of the Argentine Government as shareholder of TJSM and TMB. In each of the extraordinary shareholders’ meetings, the equity interest that was approved was the equity interest that the Argentine Government claims that it is entitled to, which is: 65.006% in TMB and 68.826% in TJSM.

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

On March 11, 2021, the Argentine Government has subscribed its shares and the equity of the shareholders of TJSM and TMB were diluted. In the case of our equity interest, from 30.8752% to 9.6269% in TJSM and from 30.9464% to 10.8312% in TMB.As of the date of this annual report, the transfer of power stations to TSM and TMB was not completed.

In the case of CVOSA, when the CVO Trust term expires after ten years of operation of the respective power plant the Argentine Government will be incorporated as shareholder, with a stake of at least 70% pursuant to FONINVEMEM arrangements for CVOSA.

The dilution of our interest in CVOSA will reduce our income from this power plant, adversely affecting our results of operations. See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

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

Climate change and energy transition could affect our business

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by local and national laws, as well as international treaties and conventions, and implementing regulations related to climate change. Any passage of climate control treaties, legislation, or other regulatory initiatives by the Argentine government that restrict emissions of greenhouse gases (“GHGs”) could require us to make significant financial expenditures that we cannot predict with certainty at this time. This could include, for example, the adoption of regulatory frameworks to reduce GHG emissions, such as carbon dioxide, methane and nitrogen oxides. Changes in the regulatory framework could also indirectly impact our business  through changes in technology or consumer behavior.

In 2019, the Argentine Congress enacted Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation, focusing on implementing policies, strategies, actions, programs and projects to prevent, mitigate or minimize the damages or impacts associated with climate change. During 2021, the Secretariat of Energy issued Resolution No. 1,036/2021 approving the Guidelines for an Energy Transition Plan to 2030 in order to comply with its new national decarbonization commitments. If additional requirements were adopted in Argentina, these requirements could increase our production costs (including compliance related costs such as for monitoring or reducing emissions) and adversely impact impact our competitiveness and may also shift demand toward low-carbon sources, such as renewable energies.

The risks associated with climate change could impact our operations due to severe weather events, change the consumer profile, talent attraction, and energy transitions in the world economy towards a lower carbon matrix. These factors may have a negative impact on the demand for our products and may affect the implementation and operation of our businesses, adversely impacting our operating and financial results and limiting our growth opportunities.

In addition, the pace and extent of the energy transition could pose a risk to our own transition towards decarbonization does not move in sync with society. If we are slower than society, our reputation may suffer and customers may prefer a different supplier which would adversely impact demand for our products, including the market value of our unconventional acreage and associated resources we expect to develop in the future. If we move faster than society, we risk investing in technologies, markets or low-carbon products that are unsuccessful because there is limited demand for them. Our failure to time the transition of our production to address climate-change related concerns could have a material adverse effect on our earnings, cash flows and financial condition.

Our power plants are subject to the risk of mechanical or electrical failures due to natural disasters, catastrophic accidents or terrorist attacks, and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance

Our power generation units are at risk of mechanical or electrical failure and may experience periods of unavailability affecting our ability to generate electric power. Past failures on our generators, turbines and transformers have adversely affected our results of operations. Any unplanned unavailability of our generation facilities may adversely affect our financial condition or results of operations.

Our generation facilities, or the third-party fuel transportation or electric power transmission infrastructure that we rely on, may be damaged by flooding, fires, earthquakes and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses. There may be an important time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry non-recoverable deductible amounts, and in any event are subject to caps per event. In addition, any of these events could cause adverse effects on the energy demand of some of our customers and of consumers generally in the affected market. Some of these considerations, could have a material adverse effect on our business, financial condition, and our result of operations.

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

Our insurance policies may not fully cover damage, and we may not be able to obtain insurance against certain risks

We maintain insurance policies intended to mitigate our losses due to customary risks. These policies cover certain of our assets against loss for physical damage, loss of revenue and also third-party liability. However, we may not have sufficient insurance to cover any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, such as cybersecurity risk, we may experience material losses or have to disburse significant amounts from our own funds, all of which could have a material adverse effect on our operations and financial position. In addition, an insufficiency in our insurance policies could have an adverse effect on us. In such case, our financial condition and our results of operations could be adversely affected.See “Item 4.B. Business Overview—Insurance.”

We may be exposed to lawsuits and or administrative proceedings that could adversely affect our financial condition and results of operations

In the ordinary course of our business, we enter into agreements with CAMMESA and other parties. Litigation and/or regulatory proceedings are inherently unpredictable, and excessive verdicts do occur. Adverse outcomes in lawsuits and investigations could result in significant monetary damages, including indemnification payments, or injunctive relief that could adversely affect our ability to conduct our business and may have a material adverse effect on our financial condition and results of operations.

Energy demand is seasonal, largely due to climate conditions

Energy demand fluctuates according to the season and climate conditions may materially and adversely impact energy demand. During the summer (December through March), energy demand may increase significantly due to the need for air conditioning, and, during winter (June through August), energy demand may fluctuate according to the needs for lighting and heating. As a result, seasonal changes could materially and adversely affect the demand for energy and, consequently, affect our results of operations and financial condition.

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

Therefore we may be exposed to various risks, including those arising from: (i) not having accurately assessed the value, future growth potential, strengths, weaknesses and potential profitability of potential acquisition targets; (ii) difficulties in successfully integrating, operating, maintaining or managing newly-acquired operations, including personnel; (iii) unexpected costs of such transactions; (iv) difficulties in obtaining the necessary financing and successfully reaching any required financial closing; or (v) unexpected contingent or other liabilities or claims that may arise from such transactions. If any of these risks were to materialize, it could adversely affect our financial condition and results of operations.

If we were to acquire another energy company in the future, such acquisition could be subject to the Argentine Antitrust Authority’s approval

The Antitrust Law No. 27,442 provides that any transactions involving the acquisition, transfer or control of another company’s assets will be subject to the Autoridad Nacional de la Competencia (“Argentine Antitrust Authority”) prior consent and approval in the event that the sum of the total turnover of all the companies involved exceeds the equivalent of one hundred million (100,000,000) “mobile units” (which value is actualized annually in line with the IPC).

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

Although we have stable relationships with our work force, in the past we experienced organized work stoppages and strikes, and we may face such work stoppages or strikes in the future. Also, we could be indirectly affected by actions taken by trade unions related to suppliers or other related parties. Labor claims are common in the Argentina energy sector, and in the past, unionized employees have blocked access and caused damages to the facilities of various companies in the industry. Moreover, we have no insurance coverage for business interruptions caused by workers’ actions, which could have an adverse effect on our results of operations.

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

We are subject to anticorruption, anti-bribery, anti-money laundering and other laws and regulations

We are subject to anti-corruption, anti-bribery, anti-money laundering and other laws and regulations. We may be subject to investigations and proceedings by authorities for alleged infringements of these laws. Although we perform compliance processes and maintain internal control systems, these proceedings may result in fines or other liabilities and could have a material adverse effect on our reputation, business, financial conditions and result of operations. If any such subsidiaries, employees or other persons engage in fraudulent, corrupt, or other unfair business practices or otherwise violate applicable laws, regulations, or internal controls, we could become subject to one or more enforcement actions or otherwise be found to be in violation of such laws, which may result in penalties, fines, and sanctions and in turn adversely affect our reputation, business, financial condition and result of operations.

A cyberattack could adversely affect our business, balance sheet, results of operations and cash flow

We depend on the efficient and uninterrupted operation of our inter-plant communication systems, for which we have all our links redundant, providing greater security and minimizing the risks of outage. Additionally, we have redundant links with CAMMESA. Temporary or long-lasting failures of our inter-plant communication systems, including their links redundant, could have a material adverse effect on our operations. In general, information security risks have increased in recent years as a result of the proliferation of new and more sophisticated technologies and also due to cyberattack activities. As part of our development and initiatives, more equipment and systems have been connected to the Internet. We also rely on digital technology including information systems to process financial and operational information. Due to the critical nature of our infrastructure and our business and the increased accessibility allowed through the Internet connection, we could face an increased risk of cyberattacks such as computer break-ins, phishing, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. Despite significant efforts to create security barriers to cybersecurity threats, it is nearly impossible for us to completely mitigate these risks, in particular, as the frequency and sophistication of cyberattacks increases. For example, cybersecurity researchers anticipate an increase in cyberattack activity in connection with Russia’s actions in Ukraine. The security measures we have integrated into our internal networks and systems, and into our platform and products may not function as expected or may not be sufficient to protect our internal networks, platform and products against certain attacks.

In the event of a cyberattack, we could experience an interruption of our commercial operations, material damage and loss of customer information; a substantial loss of income or accounts balance, suffering response costs and other economic losses; and it could subject us to more regulation and litigation and damage to our reputation. Although we intend to continue to implement security technology devices and establish operational procedures to prevent disruption resulting from, and counteract the negative effects of cybersecurity incidents, it is possible that not all our current and future systems are or will be entirely free from vulnerability and these security measures will not be successful. Accordingly, cybersecurity is a material risk, and a cyber-attack could adversely affect our business, results of operations and financial condition.

Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, liquid fuel

The supply and price of natural gas and liquid fuel used in our thermal generation plants has been in the past, and may in the future be, affected by, among other things, price fluctuations, geopolitical factors (including the current Russia Ukraine conflict and related sanctions on Russia by certain members of the European Union and the United Kingdom), as well as the availability of natural gas and liquid fuel in Argentina, given the current shortage of natural gas supply, especially during the winter, and declining reserves in Argentina. In particular, many oil and gas fields in Argentina are mature or require intensive capital investments to extract natural gas, and due to the current economic scenario have not been subject to significant investment into development and exploration activities and, therefore, reserves are likely to be depleted.

CAMMESA is in charge of managing and supplying all fuels required to run our thermal plants except for the Lujan de Cuyo cogeneration plant and to a certain extent, gas provision for the Terminal 6 cogeneration plant related to steam production. We cannot assure you that we will be able to purchase natural gas or liquid fuel on terms comparable to the conditions we currently have with or that are fully reimbursable by CAMMESA. In addition, we cannot assure the supply in the above-mentioned conditions, if in the future we were required to purchase our own natural gas or liquid fuel from third parties for all our operations. Geopolitical factors, including the current Russia Ukraine conflict and related sanctions on Russia by certain members of the European Union, the United Kingdom, the United States, and certain other countries, has led to and is expected to continue to lead to an increase in the price and availability of natural gas and liquid fuel.

Even if we were able to source the requisite natural gas or liquid fuel and CAMMESA accepted to reimburse us for such amounts, it may be uncertain when such reimbursements would occur. In addition, natural gas delivery depends on the infrastructure (including barge facilities, roadways and natural gas pipelines) available to serve each generation facility. As a result, our thermal plants are subject to the risks of disruptions or curtailments in the fuel delivery chain and infrastructure. Any such disruption or curtailment may result in the unavailability, or higher prices, of natural gas or liquid fuel. Moreover, if in the future we are required to purchase our own natural gas or liquid fuel from third parties at prices that are not fully reimbursable by CAMMESA, such situation may have a material adverse effect on our financial condition and results of operations. Resolution No. 70/2018 enabled generators to purchase fuel in the open market. However, since the enactment of Resolution No. 12/2019, the effectiveness of Section 8 of Resolution No. 95/2013 and Section 4 of Resolution No. 529/2014 was reinstated, centralizing fuel purchases through CAMMESA.

We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined

As of December 31, 2021, we had trade receivables under the CVO Agreement for US$ 350.73 million (including VAT and accrued interests) after the CVO Commercial Approval which were indexed to the London Interbank Offered Rate (“LIBOR”). Furthermore, as of the date of this annual report, we have the outstanding loans listed below  with maturity dates after 2021 indexed to LIBOR. The principal amount outstanding under each of such loans as of December 31, 2021, is the following:

•	Loan with Kreditanstalt für Wiederaufbau (“KfW”) for US$ 45.59 million;

•	CP Achiras and CP La Castellana Loans from the IIC—IFC Facilities for US$ 116.9 million;

•	Vientos La Genoveva S.A.U. Loan from the IFC for US$ 70.9 million;

•	Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U. (wind farm La Castellana II) for US$9.28 million;

•	Loan from Banco Galicia y Buenos Aires S.A. to our subsidiary Vientos La Genoveva II S.A.U. for US$ 26.9 million; and

•	Loan from Citibank, N.A., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. to Central Puerto for US$90.09 million

On March 5, 2021, the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that all LIBOR U.S. dollars settings will cease to be representative after June 30, 2023. LIBOR settings denominated in sterlings, euro, swiss francs and Japanese yens ceased to be representative after December 31, 2021. The FCA’s announcement coincides with the March 5, 2021, announcement of LIBOR’s administrator, the ICE Benchmark Administration Limited (the “IBA”), indicating that, as a result of not having access to input data necessary to calculate LIBOR tenors relevant to us on a representative basis after June 30, 2023, IBA would have to cease publication of such LIBOR tenors immediately after the last publication on June 30, 2023. These announcements mean that any of our LIBOR-based borrowings and receivables that extend beyond June 30, 2023 will need to be converted to a replacement rate. In the United States, the Alternative Reference Rates Committee (the “ARRC”), a committee of private sector entities with ex-officio official sector members convened by the Federal Reserve Board and the Federal Reserve Bank of New York, has recommended the Secured Overnight Financing Rate  (“SOFR”) plus a recommended spread adjustment as LIBOR’s replacement. There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate while SOFR is a secured lending rate, and SOFR is an overnight rate while LIBOR reflects term rates at different maturities. A transition away from and/or changes to the LIBOR benchmark interest rate could adversely affect our business, financial condition, liquidity and results of operations. If our LIBOR-based borrowings  are converted to SOFR, the differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in interest costs that are higher than if LIBOR remained available, which could have a material adverse effect on our operating results. Although SOFR is the ARRC’s recommended replacement rate, it is also possible that lenders may instead choose alternative replacement rates that may differ from LIBOR in ways similar to SOFR or in other ways that would result in higher interest costs for us. It is not yet possible to predict the magnitude of LIBOR’s end on our borrowing costs given the remaining uncertainty about which rates will replace LIBOR. Any of these proposals or consequences could have a material adverse effect on our financing costs.

An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Several measures have been undertaken by the Argentine government and other governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others. Even when, the virus has reduced its impact, as of the date of this annual report, has affected more than 192 countries and territories around the world, including Argentina. To date, the outbreak of the novel coronavirus has caused significant social, operational, economic and market disruption. The long-term effects to the global economy and the Company of epidemics and other public health crises, such as the novel coronavirus crisis, are difficult to assess or predict, and may include a further decline in the market prices of our shares and ADSs, risks to employee health and safety, risks for the deployment of our services, reduction in the demand of energy, and delays or suspensions in the construction of our expansion projects, among others. The prolonged restrictive measures, including policies limiting the efficiency and effectiveness of our operations such as home office policies, put in place in order to control the outbreak of the novel coronavirus or any other outbreak of a contagious disease or other adverse public health development that may occur in the future, has had, and may continue to have, or may in the future have, a material and adverse effect on our business operations. It is unclear whether these challenges and uncertainties will be resolved or won´t repeat in the future, and what effects they may have on the global political and economic conditions in the long term. Additionally, we cannot predict how the disease will continue to evolve in Argentina, including consequences of new outbreaks and new strains of coronavirus that have appeared, or the effectiveness of the vaccination campaign, nor anticipate what additional restrictions the Argentine government may impose. Coronavirus outbreak and the emergence of new strains of coronavirus for which current vaccines may be less effective, could exacerbate the factors described in this “Risk Factors” section and intensify the impact on our business and results of operations.

The quarantine and related restrictive measures had and may have a deep impact in the Argentine economy, including drastic reduction in the demand and supply of goods and services, increase in the unemployment rate and poverty levels, businesses bankruptcies, disruption in the payment chain, among many others. Although the Argentine government has adopted measures intended to alleviate the situation, such measures are expected to significantly increase the governments’ fiscal deficit. If that increase in the deficit is financed with monetary emission, it is highly possible that it will lead to an increase in the rate of inflation and disruptions in the foreign exchange markets.

We have identified the following items where this crisis has had and may have an impact in the Company:

•	Reduction in the electric energy dispatched. Due to the Quarantine, most of the businesses in Argentina, especially in the industrial sector, have not been able to continue operating normally. According to information from CAMMESA, at the beginning of the Quarantine the total electric energy demand had significantly declined. This reduction had an impact in the Company’s termal energy generation, in particular our units with higher heat rate (less eficient) under the Energia Base Regulatory Framework.

•	Increased delays in payments and/or risk of uncollectability from our private clients. Despite the fact that CAMMESA is paying its obligations, the reduced economic activity due to the Quarantine may also affect the cash flows of CAMMESA and of our private clients and it may increase the delays in their payments and the risk of uncollectabilty of private clients.

•	Greater dependency of CAMMESA on subsidies from the Argentine government. CAMMESA’s cash flows depend on (i) payments from electric energy distribution companies, and (ii) subsidies from the Argentine government. Electric energy distribution companies may see a reduction in their collections from clients, which may reduce their payments to CAMMESA, which in turn, may increase CAMMESA’s dependency on subsidies received from the Argentine government to pay for electric energy generation, including payments to electric energy generation companies, such as Central Puerto.

•	Personnel safeguard. Significant absence of workers may affect CPSA operations. We have set a protocol with multiple measures to protect the health of all our operations and maintenance personnel. Measures have been effective to protect our personnel, and at the date of these annual report, a low level of contagion has been registered within the Company’s personnel.

•	Lack of necessary supplies/equipment, or delays in supplies. Any potential quarantines implemented in the future as a response to address new strains of COVID-19 may affect the provision of essential supplies. Although the provision of the necessary supplies is also considered an essential activity under the enacted emergency framework and we usually keep a stock of spare parts, we cannot assure you that the provision of the necessary supplies will not be affected. Furthermore, measures taken by foreign countries in which some of our supplies and spare parts for our units are produced, may also affect our stock of spare parts. Any delay in the provision of essential equipment or supplies may affect our operations.

The COVID-19 outbreak has had an impact on the construction, development and expansion of the projects that were and are under construction as of the date of this annual report.

Delays in the development and execution of the projects were mainly caused by: i) delays in the international manufacturing and delivery, ii) delays in the manufacturing and/or supply of local equipment, components and parts, iii) restrictions in the transport of material and components, iv) restrictions in the working methods due to compliance with COVID-19 health protocols that reduce the productivity of processes and tasks, and v) borders restrictions preventing foreign specialists from entering the country to conduct assembly or installation processes and for the start-up.

The Quarantine affected La Genoveva I project that started operations in November 2020 and also affected the construction of the Terminal 6-San Lorenzo thermal plant, which was suspended on March 20, 2020 (and later resumed) and its completion was delayed until August 15, 2021 due to measures adopted by the Argentine government to address the COVID-19 pandemic.

The effects of the COVID-19 crisis  posed challenges to our expansion plans for the Brigadier López plant, delaying the start of construction of this project, not only because of the restrictions to the construction mentioned above, but also due to lower energy demand  and difficulties to obtain the necessary financing for  projects in the current market situation. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—The Impact of COVID-19—Projects under construction during the COVID-19 pandemic.” For further information see “Item 4.A.—Recent Developments—Measures Designed to Address the COVID-19 Outbreak”.

Finally, any additional measure taken by Argentina or any foreign country to mitigate the effects of the COVID-19 crisis, may directly or indirectly affect our operations, our results of operation and financial condition.

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

Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, shares underlying the ADSs

In 2001 and 2002 Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad, including payments of dividends. In addition, new regulations were issued in the last quarter of 2011, which significantly curtailed access to the FX Market by individuals and private sector entities. In December 2015 the previous administration lifted many of the foreign exchange restrictions imposed in 2011, including the lifting of certain restrictions for the repatriation of portfolio investment by non-resident investors.

After almost four years of unrestricted capital flows, the Argentine Government reimposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Beginning in September 2019, the Argentine Government implemented monetary and foreign exchange control measures that included restrictions on the transfer of funds abroad, including dividends, without prior approval by the Central Bank or fulfillment of certain requirements. Also, the current administration has imposed further restrictions. In such a case, the Depositary for the ADSs may hold the Argentine pesos it cannot convert for the account of the ADS holders. In addition, any future adoption by the Argentine Government of additional restrictions to the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs and may adversely affect the market value of the ADSs.

We will be traded on more than one market, and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets

Our common shares are listed on the BYMA and, since February 2, 2018, our ADSs are listed on the NYSE. Any markets that may develop for our common shares or for the ADSs may not have liquidity and the price at which the common shares or the ADSs may be sold is uncertain.

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

Voting rights, and other rights, with respect to the ADSs are limited by the terms of the deposit agreement

Holders may exercise voting rights with respect to the common shares underlying ADSs only in accordance with the provisions of the deposit agreement. There are no provisions under Argentine law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the ADS Depositary with respect to the underlying common shares, except if the ADS Depositary is a foreign entity and it is not registered with the IGJ. The ADS Depositary is registered with the IGJ. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Argentine Capital Markets Law requires us to notify our shareholders by publications in certain official and private newspapers of at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the deposit agreement, we will provide the notice to the ADS Depositary, which will in turn, if we so request, as soon as practicable thereafter provide to each ADS holder:

•	the notice of such meeting;
•	voting instruction forms; and
•	a statement as to the manner in which instructions may be given by holders.

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

The relative volatility and illiquidity of the Argentine securities markets may substantially limit our ADS holders’ ability to sell common shares underlying the ADSs at the price and time they desire

Investing in securities that trade in developing countries, such as Argentina, often involves greater risk than investing in securities of issuers in the United States (see “Risks Relating to Argentina— Substantially all of our revenues are generated in Argentina and thus are highly dependent on economic and political conditions in Argentina”). The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. During the first quarter of 2022  the ten largest companies in terms of their weight in the MERVAL index represented approximately 77.3% of its composition. Accordingly, although holders of our ADSs are entitled to withdraw the common shares underlying the ADSs from the ADS Depositary at any time, their ability to sell such shares at a price and time at which they wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D.—Exchange Controls.”

If there are substantial sales of our common shares or the ADSs, the price of the common shares or of the ADSs could decline

Sales of substantial number of our common shares or the ADSs could cause a decline in the market price of our common shares. In addition, if our significant shareholders, directors and members of senior management listed in “Item 6. Directors, Senior Management and Employees—Senior Officers”, who, as of April 21, 2022, own in aggregate 0.10%of our outstanding common shares, sell our common shares or the ADSs or the market perceives that they intend to sell them, the market price of our common shares or the ADSs could drop significantly.

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

As a foreign private issuer, we are exempt from several rules under the U.S. securities laws and are permitted to file less information with the Commission than a U.S. company. This may limit the information available to holders of our ADSs

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the Commission under cover of the Commission’s Form 6-K, we are not required to file periodic reports and financial statements with the Commission as frequently or as promptly as U.S. public companies. Accordingly, there may be less information concerning our company publicly available than there is for U.S. public companies.

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

For example, we are exempt from NYSE regulations that require a listed U.S. company, among other things, to:

•	have a majority of our board of directors be independent;
•	establish a nominating and compensation composed entirely of independent directors;
•	adopt and disclose a code of business conduct and ethics for directors, officers and employees; and
•	have an executive session of solely independent directors each year.

The market price for our common shares or ADSs could be highly volatile

The market price for our common shares or the ADSs after the global offering is likely to fluctuate significantly from time to time in response to factors including:

•	fluctuations in our periodic operating results;
•	changes in financial estimates, recommendations or projections by securities analysts;
•	changes in conditions or trends in our industry;

•	changes in the economic performance or market valuation of our competitors;
•	announcements by our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;
•	events affecting equities markets in the countries in which we operate;
•	legal or regulatory measures affecting our financial conditions;
•	departures of management and key personnel; or
•	potential litigation or the adverse resolution of pending litigation against us or our subsidiaries.

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

We are required to disclose changes made in our internal controls and procedures and our management is be required to assess the effectiveness of these controls annually. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

Pursuant to the terms of the amendment to the Brigadier Lopez Loan between the Company and Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. dated December 22, 2020, the Company is precluded from making dividends payment during 2021 and limited to a maximum of US$ 25 million and US$ 20 million in dividends payment for 2022 and 2023, respectively. For more information see “Item 5.A. Operating Results—Indebtedness—Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.”

We may be a passive foreign investment company for U.S. federal income tax purposes

A non-U.S. corporation will be considered a passive foreign investment company, which we refer to as a PFIC, for U.S. federal income tax purposes in any taxable year in which 75% or more of its gross income is “passive income” or 50% or more of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.The determination as to whether a non-U.S. corporation is a PFIC is based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of income and assets of the non-U.S. corporation from time to time and, in certain cases, the nature of the activities performed by its officers and employees.

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

Item 4. Information on the Company

Recent Developments

Shareholder’s General Meeting

On March 9, 2022, the Board of Directors of Central Puerto convened the Annual General Meeting of Shareholders and a Special Shareholders’ Meeting for April 29, 2022 to discuss the following items of the agenda:

1.	Appointment of two shareholders to sign the minutes.

2.	Consideration of the Annual Report and its exhibits, the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flow, the Notes to the Consolidated Financial Statements and Exhibits, the Individual Statement of Income, the Individual Statement of Comprehensive Income, the Individual Statement of Financial Position, the Individual Statement of Changes in Equity, the Individual Statement of Cash Flow, the Notes to the Individual Financial Statements, the Brief, the Auditor Report, and the Statutory Auditing Committee Report, all of them for the period ended December 31, 2021.

3.	Consideration and destination of retained earnings as of December 31, 2021 (loss of thousand ARS: 733,517).

4.	Consideration of the Board of Directors performance during the fiscal year ended December 31, 2021.

5.	Consideration of the Statutory Audit Committee performance during the fiscal year ended December 31, 2021.

6.	Consideration of the compensation of the Company’s Board of Directors (Ps. 23,094,000 assigned amount) for the period ended December 31, 2021, which showed a computable loss in the terms of CNV Regulations. Consideration of the fees advanced payment to the Board of Directors for the period closing next December 31, 2022.

7.	Consideration of the compensation of the members of the Statutory Audit Committee for the fiscal year ended December 31, 2021, and the fee scheme for the period closing next December 31, 2022.

8.	Fixing of the number of Deputy Directors and appointment of Directors and Deputy Directors. Continuity of the current Chairman until the appointment by the Board of Directors of the Company.

9.	Appointment of the Statutory Audit Committee members and deputy members for the fiscal year closing next December 31, 2022.

10.	Consideration of the remuneration of the Company’s external accountant regarding the annual accounting documents for the fiscal year 2021.

11.	Appointment of the external accountant and of the deputy external accountant for the period closing next December 31, 2022, and the fixing of their remuneration.

12.	Approval of the Annual Budget for the functioning of the Supervisory Committee.

13.	Granting of authorizations.

Measures Designed to Address the COVID-19 Outbreak

On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. A number of measures have been undertaken by the Argentine government and other governments around the globe to control the outbreak of this contagious disease.

In this regard, on March 20, 2020 the Argentine Government issued Decree No. 297/2020 establishing a preventive and mandatory social isolation policy (“the Quarantine” or “ASPO” -for its acronym in Spanish-,indistinctly) as a public health measure to contain the effects of the COVID-19 outbreak. Such decree provided that individuals were  refrained from attending  their workplaces, and were not allowed to travel along routes, roadsor public spaces. As from the adoption of the Quarantine, the government has extended it in many opportunities and it has ordered the preventive and mandatory social distancing (“DISPO” -for its acronym in Spanish-). However, as of the date of this annual report, ASPO and DISPO measures are no longer in effect.

Subsequently, the Argentine Executive Power ordered the “General Prevention Measures”. The last one of these measures was issued through Decree No. 678/2021 published in the Official Gazette on October 1, 2021 and it was in force until December 31, 2021. As of the date of this annual report , the Health Emergency established originally by Decree No. 260/2020, and extended until December 31, 2022 by Decree No. 867/2021, is in effect. In this sense, the Ministry of Health issued Resolution No. 705/2022,  updating and flexibilizing  the general recommendations for the prevention of COVID-19 and other respiratory diseases.

Moreover, as an additional measure to control the virus in Argentina, restrictions were imposed on the entering of people to the country and on international flights several times since the beginning of the pandemic. Nevertheless, pursuant to Administrative Decision No. 370/2022, the Argentine government reduced the requirements for the entry of individuals into the country due to the current favorable epidemiological situation and the vaccination levels of the population.

On the other hand, since late 2020, the vaccination campaign to prevent COVID-19 has commenced in Argentina. Pursuant to Decree 297/2020, minimum shifts ensuring the operation and maintenance of electric energy generators were exempted from the Quarantine. Furthermore, on April 7, 2020, pursuant to Administrative Decision 468/2020 issued by the Presidency of the Cabinet of Ministers, the construction of private sector energy infrastructure was included within the activities exempted from the ASPO.

Some of the main identified impacts that this crisis has and may have in the future for the Company are the following:

Operations - Power generation

– Reduction in the electric energy dispatched: Due to the Quarantine, most of the businesses in Argentina, especially in the industrial sector, experienced difficulties in their normal operations. At the beginning of the Quarantine the total electric energy demand had significantly declined, and although as of the date of this annual report, demand has returned to values similar to the ones previous to the pandemic, this situation reduced the Company’s generation of thermal power in such period and it could affect it in the future –but to a lower extent–, in particular our units with higher heat rate (which are less efficient).– Increased delays in payments and/or risk of uncollectability from the Company´s  private clients. Despite the fact that CAMMESA is paying its obligations, the reduced economic activity due to the Quarantine also affected the cash flow of CAMMESA and the cash flow of our private clients. Even if as of the date of this annual report, the situation has considerably improved, there still exists the risk of delay in the payment of private clients and, therefore, the risk of uncollectability of private clients.

– Personnel safeguard. Multiple measures have been implemented to protect the health of all the personnel who work in the operation and maintenance of the generation units, as well as in the works that were carried out by the Company. Some of those measures included: a) the isolation of the teams that operate the Company’s different units preventing contact between different teams, b) the avoidance of contact between personnel of different shifts, c) the use of extra protection, and additional sanitary measures, d)using virtual meetings, e) identifying key personnel in order to have the necessary back up teams should a contingency arise, f) drafting and publication of health and safety plans and/or protocols both for the plants in operation and works in development. These measures have been effective to protect the Company’s personnel, and as of the date of this annual report , a low contagion level has been registered within the Company’s personnel.

– Lack of necessary supplies/equipment, or delays in supplies. The pandemic has and may continue to affect the provision of essential supplies. Although the provision of the necessary supplies is also considered an essential activity under the enacted emergency framework and usually a stock of spare parts is kept as backup, the Company cannot assure that the provision of the necessary supplies will not be affected.

Furthermore, the measures taken by foreign countries in which some of the Company’s supplies and spare parts are produced, may also affect the Group’s stock of spare parts. Any delay in the provision of essential equipment or supplies may affect the Group’s operations.

Projects under construction during the pandemic

COVID-19 outbreak has had an impact on the projects that were under construction. Therefore, there have been delays in the completion dates originally set. Since the issuance of Administrative Decision 468/2020, the project construction activities were resumed. This required the implementation of health safety measures according to the requests established and recommended by health authorities. Regarding the foregoing, a procedure and a protocol were drafted, which have had to be complied with by the personnel, contractors and subcontractors.

Regarding the Terminal 6-San Lorenzo thermal plant, once the Administrative Decision 468/2020 was issued, construction was resumed on April 27, 2020. Additionally, as mentioned above, travel restrictions and national borders lockdown imposed by the government, among others, delayed the arrival of necessary personnel for the project, some of which were expected to arrive from countries affected by the outbreak. The Company notified CAMMESA and the Energy Secretariat on the situation and requested: (i) the suspension of agreement terms as from March 20, 2020 and until the situation is normalized, and (ii) the non-application of sanctions for the case in which the Company cannot comply with the committed dates on the Wholesale Demand Agreement entered into with CAMMESA, so as to avoid possible sanctions stemming from a delay in the completion of the project due to unforeseen and inevitable reasons. In this sense, on June 10, 2020, the Secretariat of Energy ordered CAMMESA to temporarily suspend the calculation of the terms set forth for those projects that had not obtained the commercial authorization, among which the cogeneration station Terminal 6 - San Lorenzo is included, for a maximum postponement term of six months from March 12 to September 12, 2020. On July 15, 2020, the Company communicated the Secretariat of Energy, with copy to CAMMESA, that the temporary suspension of the terms was not sufficient to comply with the new terms under the Wholesale Demand Agreement since the numerous measures adopted due to COVID-19 generated a strong slowdown in all the activities related to the work of the cogeneration unit Terminal 6 - San Lorenzo. Dated September 10, 2020, the Undersecretariat of Electrical Energy granted a new suspension of the terms for the commercial authorization of the projects between September 12, 2020 and November 25, 2020, being subject to certain requirements to be fulfilled before CAMMESA. Then, CAMMESA granted a new extension for 45 days. It is worth mentioning that on November 21, 2020, open cycle commercial operation had begun, while on August 15, 2021, the power station was authorized to operate commercially at combined cycle. On January 27, 2022, the Secretariat of Energy issued Resolution No. 39/2022, which allowed for those generators with projects under the scope of Resolution No. 287/2017, that had not been authorized on the date established within the extensions of the previously granted term, to set a new date. Within this context, the Company established August 15, 2021 as the new Commercial Authorization date of the project Terminal 6 San Lorenzo (effective completion date).

The effects of the COVID-19 crisis also pose challenges to the beginning of works for closing of the combined cycle at the Brigadier López plant, delaying the start of construction of such project, not only because of the restrictions to the construction mentioned above, but also due to difficulties to obtain the necessary financing for projects in the current market situation.

In addition, the COVID-19 crisis may reduce the possibility of new projects that would enable the use of the gas turbine included under "Gas turbines" item within property, plant and equipment.

Access to Capital Markets

Due to the outbreak of COVID-19, access to the capital and financial markets in Argentina and/or in foreign markets was also substantially reduced. Although cash flow and liquidity of the Group is deemed sufficient to meet the working capital, debt service obligations and capital expenditure requirements, any further deterioration of the current economic situation may result in a deterioration of the Company´s finances, in a context of lack of access or substantial reduction of credit availability in the financial markets.

See “Item 3.D Risk Factors— Risk Relating to Our Business — An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects”

Item 4. A History and development of the Company

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

Prior to the 2014 Merger, we owned and operated three thermal generation plants for electric power generation located within one complex in the City of Buenos Aires. Our Nuevo Puerto and Puerto Nuevo thermal generation plants are equipped with five steam turbine-generator units in the aggregate and have an installed capacity of 360 MW and 589MW, respectively. The third plant, the Puerto combined cycle plant has two gas turbines, two heat recovery steam generators and a steam turbine, and it has a total installed capacity of 798 MW. Prior to the 2014 Merger, we had a total installed capacity of 1,714 MW and were already one of the major SADI electric power generators.

As a result of the 2014 Merger, we added the Luján de Cuyo plant, the La Plata plant, which, effective as of January 5, 2018, we sold to YPF EE (for further information see “Item 4.A. History and development of the Company—La Plata Plant Sale”), and the Piedra del Águila hydroelectric complex.

As of December 31, 2021, we operated one hydroelectric generation plant, owned, and operated five thermal generation plants, and seven wind farms, for the generation of electric power in Argentina. We had a combined installed capacity of 4,809 MW and have significantly improved our position as a major SADI electric power generator, producing approximately 12.2% of the energy generated by private sector SADI generators in 2021.

Hidroeléctrica Piedra del Águila S.A. (HPDA)

HPDA was a sociedad anónima (corporation) incorporated in 1993 that operated the Piedra del Águila hydroelectric complex with an installed capacity of 1,440MW since it started commercial operation in 1993. HPDA entered into the HPDA Concession Agreement (as defined below) to operate and maintain the Piedra del Águila hydroelectric complex, that was assigned to us during the 2014 Merger. For further information regarding the HPDA and the HPDA Concession Agreement, see “—Electricity Generation from our Hydroelectric Complex—Piedra del Águila.”

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

CTM’s controlling shareholder was Operating S.A. (“OSA”), a company that was under the control of the SADESA group and which held a 94.10% interest. The other shareholder was Empresa Mendocina de Energía, SAPEM, which held the remaining 5.89% interest. CTM held a minority interest in CVOSA, representing 9.36% of its capital stock.

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

Ecogas has a gas distribution network covering 36,048 km and served approximately 1,391,055 customers as of December 31, 2021. In 2021, Ecogas distributed an average of 12,86 million cubic meters of natural gas per day; and in 2020, Ecogas distributed an average of 12.18 million cubic meters of natural gas per day. This volume of distribution represented approximately 14.86% and 14.37% of the gas delivered by all the distribution companies in Argentina in November 2021 and 2020, respectively, according to data from ENARGAS.

At a meeting of our shareholders on December 16, 2016, in accordance with the strategic objective of focusing on assets within the energy industry, the shareholders considered a potential sale of our equity interests in Ecogas but voted to postpone the decision. We are currently assessing various strategic opportunities regarding DGCU and DGCE, including a possible partial or total sale of our equity interest in them. On January 26, 2018, the shareholders of DGCE approved the admission of DGCE to the public offering regime in Argentina. On March 14, 2018, the Company authorized the offer of up to 10,075,952 common class B shares of DGCE, in a potential public offering authorized by the CNV, subject to market conditions. This authorization was encompassed within the February 23, 2018, authorization of the Board of Directors for the sale of up to 27,597,032 common B shares of DGCE. However, due to market conditions, DGCE shareholders decided to postpone the offer. On October 24, 2019, the CNV notified DGCE the cancellation of the authorization for the public offering.

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

Merger between IGCE, IGCU, RPBC and MAGNA

On March 28, 2018, the Board of Directors of IGCE, IGCU, RPBC Gas S.A. (“RPBC”) and Magna Inversiones S.A. (“Magna”), approved the Preliminary Merger Agreement (Compromiso Previo de Fusión) of the companies (the “Merger”), in which IGCE will act as the surviving company and IGCU, RPBC and Magna, as absorbed companies.

On August 9, 2019, ENARGAS issued resolution No. RESFC-2019-458-APN-DIRECTORIO#ENARGAS, approving the merger in the terms of such resolution.

On September 12, 2019, the merger was registered with the Public Registry of the City of Buenos Aires (Inspección General de Justicia).

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

SADESA was a holding company with control over Central Puerto, HNQ and OSA that, prior to the 2016 Merger, held a 26.18% direct interest in Central Puerto, a 63.73% interest in HNQ, a 96.79% interest in OSA and a 5.10% direct interest in Proener S.A.U. HNQ was a holding company that prior to the 2016 Merger held a 17.74% interest in Central Puerto. OSA was a holding company that prior to the 2016 Merger held a 30.39% interest in Central Puerto, a 94.90% interest in Proener S.A.U. and a 20.00% interest in TGM. TGM is dedicated to the operation, maintenance, and commercialization of an international gas pipeline between Argentina and Brazil.

La Plata Plant Sale

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant for a total sum of US$31.5 million (without VAT), subject to certain conditions. On February 8, 2018, after such conditions were met, the plant was transferred to YPF EE, including generation assets, personnel and agreements related to the operation and/or maintenance of the La Plata plant’s assets, with effective date January 5, 2018. The contract between us and Transportadora de Gas del Sur (“TGS”) for the natural gas transportation capacity has remained effective after the sale of the La Plata plant. Pursuant to the terms of our agreement with YPF EE, we resell our gas transportation capacity to YPF EE through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF EE will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas marketer to permit the resale of our gas transportation capacity to YPF EE without the risk of intervention from interested third parties. On July 20, 2018, we were effectively registered as natural gas marketer. As of the date of this annual report, the delivery of the transportation capacity to YPF EE is done through the “Resale” mechanism.

Renewable energy projects

In 2016, we incorporated a subsidiary, CP Renovables S.A. (“CP Renovables”), to develop, renewable energy generation projects. As of the date of this annual report, the company participated in the Renovar Rounds 1.0 and 1.5, in which it was awarded with the La Castellana I and Achiras projects with 20-year PPA contracts with CAMMESA, each of the projects constructed by CP La Castellana S.A.U. (a subsidiary of CP Renovables S.A.) and CP Achiras (a subsidiary of CP Renovables S.A.). La Genoveva I is a project from RenovAr 2.0 developed constructed and operated by Vientos La Genoveva I (a subsidiary of Central Puerto S.A.).

In August 2018 and September 2018, respectively, the La Castellana I and Achiras wind farms started operations. The original COD of the La Genoveva I was expected for May 2020, but due to the outbreak of COVID-19, the construction of the plant was delayed . On November 21, 2020, La Genoveva I commenced full commercial operations.

In addition, the former Ministry of Energy and Mining through Resolution 281-E/ 2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies and the conditions for granting “dispatch priority” that allows such transactions to take place and ensures that the private generating companies will not be restricted in the future in its generation dispatch (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). In July 2019, September 2019 , December 2019/January 2020/March 2020, and February 2020, the wind farms La Castellana II (developed by CPR Energy Solutions S.A.U.), La Genoveva II (developed by Vientos La Genoveva II S.A.U.), Manque (CP Manque S.A.U.), and Los Olivos (CP Los Olivos S.A.U.), respectively, reached their COD.As of the date of this annual report, we have already entered into long-term PPA contracts with private customers for 100% of the estimated energy generation capacity of our term market renewable energy projects developed under Resolution No. 281-E/17 regulatory framework.

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

Terminal 6-San Lorenzo project on November 21, 2020, obtained partial commissioning of its gas turbine (269,5 MW) to operate with natural gas and sell energy under the spot market regulation (Resolution SE No. 31/2020) and on August 15, 2021 the project reached full COD

Purchase of the Brigadier López Plant

On June 14, 2019, Central Puerto, through an offer presented in a local and foreign public tender called by IEASA, purchased the Brigadier López Plant. The transference includes: a) personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used in connection with the operation of the Brigadier López Plant; b) IEASA’s contractual position in certain existing contracts (including Turbogas and Turbosteam supplying contracts with CAMMESA and the Brigadier López Financial Trust Agreement (as defined below), among others); c) permits and authorizations in effect related to the Brigadier López Plant operation; and d) Brigadier López Plant employees.

The Brigadier López Plant has installed a Siemens gas turbine of 280.5 MW. According to the tender specifications and conditions, the project already has the boiler and a steam turbine to reach the closing of the combined cycle, which is expected to generate 420 MW in total. The works for the closing of the combined cycle are pending. See “An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects”

Item 4.B Business Overview

Overview

We are one of the largest private sector power generation companies in Argentina, as measured by generated power, according to data from CAMMESA. In the year ended December 31, 2021, we generated a total of 14,392 net GWh of power, representing approximately 12.2% of the power generated by private sector generation companies in the country during such period, according to data from CAMMESA. We had an installed capacity of 4,809 MW as of December 31, 2021.

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

The following table presents a brief description of the power plants we owned and operated as of December 31, 2021.

Power plant	Location	Installed capacity (MW)	Technology
Puerto Nuevo(1)	City of Buenos Aires	589.00	Steam turbines
Nuevo Puerto(1)	City of Buenos Aires	360.00	Steam turbines
Puerto combined cycle(1)	City of Buenos Aires	798.00	Combined cycle
Luján de Cuyo plant	Province of Mendoza	576.00	Steam turbines, gas turbines, two cycles and mini-hydro turbine generator, producing electric power and steam
Brigadier López plant	Province of Santa Fe	280.50	Gas turbine
San Lorenzo plant	Province of Santa Fe	391.00	Gas turbine
Piedra del Águila plant	Piedra del Águila (Limay River, bordering provinces of Neuquén and Río Negro)	1,440.00	Hydroelectric plant
La Castellana I wind farm(2)	Province of Buenos Aires	100.80	Wind turbines
La Castellana II wind farm(2)	Province of Buenos Aires	15.20	Wind turbines
La Genoveva I wind farm(2)	Province of Buenos Aires	88.20	Wind turbines
La Genoveva II wind farm(2)	Province of Buenos Aires	41.80	Wind turbines
Achiras wind farm(2)	Province of Córdoba	48.00	Wind turbines
Manque wind farm(2)	Province of Córdoba	57.00	Wind turbines
Los Olivos wind farm(2)	Province of Córdoba	22.80	Wind turbines
Total		4,809 MW

____________

(1)	Part of the “Puerto Complex” as defined in “Business.”
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

In addition, we participate in two arrangements known as the FONINVEMEM and the CVO Agreement, which are managed by CAMMESA at the instruction of the Secretariat of Electric Energy (for further information see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs”). The Argentine Government created the FONINVEMEM with the purpose of repaying power generation companies, like us, the existing receivables for electric power sales between 2004 and 2011 and funding the expansion and development of new power capacity. As of the date of this annual report, there are no outstanding receivables under the FONINVEMEM agreement. As a result of our participation in the CVO arrangement, we receive monthly payments for certain of our outstanding receivables with CAMMESA. Additionally, we have an equity interest in the companies that operate the FONINVEMEM and CVO Agreement’s new combined cycle projects, which will be entitled to have an ownership of the combined cycle projects.

During 2020, we collected Ps.0.5 billion from FONINVEMEM receivables, and during 2021 and 2020 we collected Ps.8.2 and 9.5 billion from CVO receivables, respectively, in each case measured in current amounts as of December 31, 2021.

As of December 31, 2021, we held equity interests in the companies that operate the following FONINVEMEM thermal power plants:

Power plant	Operating Company	Location	Installed capacity (MW)	Technology	% Interest in the operating company(1)
San Martín	Termoeléctrica José de San Martín S.A. (TJSM)	Timbúes, Province of Santa Fe	865	Combined cycle plant, which became operational in 2010	9.6269%
Manuel Belgrano	Termoeléctrica Manuel Belgrano S.A. (TMB)	Campana, Province of Buenos Aires	873	Combined cycle plant, which became operational in 2010	10.8312%
Vuelta de Obligado	Central Vuelta de Obligado S.A. (CVOSA)	Timbúes, Province of Santa Fe	816	Combined cycle plant, which became operational in March 2018	56.1900%

____________

(1)	In each case, we are the private sector generator with the largest ownership stake.

On January 3, 2020, the Argentine Government sent a notice to the Company stating that, in accordance with FONINVEMEM Agreement, TJSM and TMB should perform all necessary acts to incorporate the Argentine Government as shareholder of both companies, claiming, in each case, the following equity interest rights: 65.006% in TMB and 68.826% in TJSM.

On March 11, 2021, the Argentine Government subscribed its shares and the equity of the shareholders of TJSM and TMB were diluted. In the case of our equity interest, from 30.8752% to 9.6269% in TJSM and from 30.9464% to 10.8312% in TMB.

See “Item 3D. Risk Factors—Risks Relating to our Business—Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted” and “Item 4.B. Business Overview—Our Affiliates—Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)”.

The following set of graphs shows our total assets under the FONINVEMEM program:

(1)	Future ownership structure of the operating companies is subject to the Claim that the Company filed against the Argentine government

Source: TJSM, TMB and CVOSA

The following graphic breaks down where our plants and power investments were located in Argentina as of December 31, 2021, and their installed capacity:

_____________

(2)	“FONINVEMEM Plants” refers to the plants José de San Martín, Manuel Belgrano and Vuelta de Obligado, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”
(3)	Power capacity numbers have been rounded. The power capacity with respect to certain assets is the nominal power capacity of the plant, which may differ from the awarded capacity.

In the year ended December 31, 2021, we had revenues of Ps.57 billion (or US$ 556 million).

In the year ended December 31, 2021, we sold approximately 81.26% of our electric energy sales (in MWh) under the Energía Base. Sales under Energía Base accounted for 41.72% of our revenues in the year ended December 31, 2021. In the year ended December 31, 2016, tariffs under the Energía Base were paid by CAMMESA based on a fixed and variable costs system which was determined by the former Secretariat of Electric Energy pursuant to Resolution SE No. 95/13, as amended. These tariffs were adjusted annually, denominated in pesos, and remained unchanged throughout the year. From February 2017 to February 2019, the Energía Base was regulated by Resolution SEE No. 19/17, which replaced Resolution SE No. 95/13, as amended. Resolution SEE No. 19/17 increased the Energía Base’s tariffs and denominated them in U.S. dollars. From March 2019 to and including January 2020, Energía Base was regulated by Resolution SRRyME No. 1/19, which abrogated Resolution SE No. 19/17. Resolution SRRyME No. 1/19 decreased the tariffs for the energy and power.  On February 27, 2020, the Secretariat of Energy issued Resolution 31/20, which replaces the regulatory framework for Energía Base applicable from February 1, 2020, providing that prices would be set in Argentine pesos, and would be periodically adjusted through an inflation index

However, on April 8, 2020, the Secretary of Energy instructed CAMMESA to postpone until further notice the application of Annex VI, related to the price update mechanism described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”. Thus, since the settlement of the transaction due on March 2020, CAMMESA has not applied the adjustment mechanism. The  non-application of the aforementioned Annex VI had an adverse effect on the operational results of the Company .

In February 2021 Resolution No. 440/21 was issued amending Resolution No. 31/20 and increasing prices for generators among other modifications. Under the Energía Base, the fuel required to produce the energy we generate is supplied by CAMMESA free of charge, and the price we receive as generators, for sales not made under term contracts, is determined by the Resolution SE No. 440/2021 without accounting for the fuel CAMMESA supplies. Our compensation under the Energía Base depends to a large extent on the availability and energy output of our plants, and in the case of the thermal units, the Utilization Factor of each machine.

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

Term market sales under contract include sales of electric power under negotiated contracts with private and public sector counterparties. MATER sales under contracts include sales of electric power under negotiated contracts with private and public sector counterparties generated exclusively from renewable energy plants. In all cases, sales under contracts generally involve PPAs with customers and are contracted in U.S. dollars. Prices in term market sales under contracts from thermal units and Energía Plus contracts include  price of fuel used for generation,  cost of which is assumed by the generator, or include such cost as a component of the sale that is charged to the client. For terms longer than one year, these contracts typically include electric power price updating mechanisms in  case of fuel price variations or the generator being required to use liquid fuels in the event of a shortage of natural gas. For further information regarding our main clients for term market sales under contract, see “Business—Our Customers.” Term market sales under contract, and MATER sales under contracts accounted 8% and 4% of our electric power sales (in MWh) and 32.78 % and 7.23% of our revenues for the year ended December 31, 2021, respectively.

In our Luján de Cuyo plant, we are also permitted to sell a minor portion (up to 16 MW) of our generation capacity and electric power under negotiated contracts with private sector counterparties under the Energía Plus, to encourage private sector investments in new generation facilities. Energía Plus sales under contracts accounted for 0.01% of our electric power sales (in MWh) and 0.14% of our revenues for the year ended December 31, 2021.   These contracts typically have one-to-two-year terms, are denominated in U.S. dollars and are paid in pesos at the exchange rate as of the date of payment. Under the rules and regulations of the Energía Plus, the generator buys the fuel to cover the committed demand of electric power and supplies the electric power to large electric power consumers at market prices, denominated in U.S. dollars, previously agreed between the generator and its clients.

RenovAr sales under contracts include sales of electric power generated exclusively from renewable energy plants under negotiated contracts with public sector counterparties. We have long term contracts signed with CAMMESA. Prices under these PPA’s are in U.S. dollars and guaranteed by the FODER. In the RenovAr Program, our subsidiaries, Achiras, La Castellana I and La Genoveva I entered in a 20-year PPA  with CAMMESA that establishes that 100% of the generation of the contracted capacity of the wind farm will be sold to CAMMESA at the awarded price plus the respective incentive and adjustment factors which increases the awarded price approximately by 10% to 15%. See “Item 4.B, Business Overview—The Argentine Electric Power Sector —Structure of the Industry—Renewable Energy Program”. Sales under RenovAr Program accounted for 7% of our electric power sales (in MWh) and 12.62 % of our revenues for the year ended December 31, 2021.See “Item 4.B. Business Overview—The Argentine Electric Power Sector.”

We also produce steam. As of December 31, 2021, we had an installed capacity of 125 tons per hour. Steam sales accounted for 3.00% of our revenues for the year ended December 31, 2021. Our production of steam for the year ended December 31, 2021, was 1,099 thousand metric tons. Our Luján de Cuyo plant, supplies steam under negotiated contracts with YPF.

Our Luján de Cuyo plant has  a combined heat and power (CHP) unit in place, which started operations on October 5, 2019, replacing the previous CHP, and supplies up to 125 metric tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam supply agreement. This contract is denominated in U.S. dollars but can be adjusted in the event of variations in U.S. dollar-denominated prices for fuel necessary for power generation. This new steam supply contract with YPF was entered into on December 15, 2017, for a period of 15 years and replaced the contract in place with YPF. For further information on the steam supply agreements with YPF for the Luján de Cuyo plant, see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Sales Under Contracts, Steam Sales and Others —Steam supply to YPF—Luján de Cuyo plant”.

The contract between us and Transportadora de Gas del Sur (“TGS”) for the natural gas transportation capacity has remained effective after the sale of the La Plata plant. Pursuant to the terms of our agreement with YPF EE, we resell our gas transportation capacity to YPF EE through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF EE will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas trader to permit the resale of our gas transportation capacity to YPF EE without the risk of intervention from interested third parties. On July 20, 2018, we were effectively registered as natural gas trader. As of the date of this annual report, the delivery of the transportation capacity to YPF EE is done through the “Resale” mechanism The resale to YPF EE of our natural gas transportation capacity accounted for 0.54% of our revenues for the year ended December 31, 2021.

We also produce steam in the cogeneration plant Terminal 6-San Lorenzo. As of December 31, 2021, we had an installed capacity of  370 tons per hour. Our production of steam for the year ended December 31, 2021, was 110 thousand metric tons.

In addition, we have income derived from the operating fee that we receive for the management of the Central Vuelta de Obligado plant. The income from the management of the Central Vuelta de Obligado plant accounted for 1.97% of our revenues for the year ended December 31, 2021.

The following graph breaks down our revenues in the year ended December 31, 2021, by regulatory framework:

__________

Source: Central Puerto.

(1)

Includes (i) sales of energy and power to CAMMESA remunerated under Resolution No. 95, Resolution No. 19/2017, Resolution No. SE 1/2019, Resolution No. 31/20, and Resolution No. 440/21 (ii) spot sales of energy and power to CAMMESA not remunerated under Resolution No. 95 (as amended), and (iii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Schemes—Resolution SEE 70/18—Option to purchase fuel for units under Energía Base Regulatory Framework.”). See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine Government—The National Program.”

Note: From February 27, 2020, a new remuneration scheme for Energía Base applicable from February 1, 2020, came into effect with Resolution 31/20 that was amended by Resolution No. 440/21. For further information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

The following graph breaks down our electric energy sales  in the year ended December 31, 2021, by regulatory framework, in MWh:

Source: Central Puerto.

In 2015 and 2016, we acquired four heavy-duty, highly efficient gas turbines: (i) one General Electric gas turbine with a capacity of 373 MW; (ii) two Siemens gas turbines, each with a capacity of 298 MW; and (iii) one Siemens gas turbine with a capacity of 291 MW, which we installed in our Terminal 6 San Lorenzo co-generation project, which commenced operations as a combined cycle on August 15, 2021.  During 2021 two Siemens gas turbines stored in Germany, each with a capacity of 298 MW were sold.With respect to the GE gas turbine, which is already in Argentina, we are considering it for potential projects in the future and analyzing other prospects. However, it is uncertain whether there will be new projects or other prospects that would enable us to use the GE gas turbine. Additionally, we have also acquired 130 hectares of land in the north of the Province of Buenos Aires, in a location that provides excellent conditions for fuel delivery and access to power transmission lines.

We also own long-term significant non-controlling investments in companies that have utility licenses to distribute natural gas through their networks in the provinces of Mendoza, San Juan, San Luis, Córdoba, Catamarca and La Rioja. Considering our direct and indirect interests, we hold (i) a 21.58% equity stake in DGCU and (ii) a 40.59% equity stake in DGCE (Ecogas).

Ecogas has a gas distribution network covering 36,048 km and served approximately 1,391,055 customers as of December 31, 2021. In 2021, Ecogas distributed an average of 12,86 million cubic meters of natural gas per day; and in 2020, Ecogas distributed an average of 12.18 million cubic meters of natural gas per day. This volume of distribution represented approximately 14.86% and 14.37% of the gas delivered by all the distribution companies in Argentina as of November 2021 and 2020, respectively, according to data from ENARGAS. In the year ended December 31, 2021, our interest in Ecogas produced Ps. -518.88 million in share of loss of an associate, which represented 80.09% of our net loss for such period.

At a meeting of our shareholders on December 16, 2016, in accordance with the strategic objective of focusing on assets within the energy industry, the shareholders considered a potential sale of our equity interests in Ecogas to Magna Energía S.A. but voted to postpone the decision. We are currently assessing various strategic opportunities regarding DGCU and DGCE, including a possible partial or total sale of our equity interest in them. On January 26, 2018, the shareholders of DGCE approved the admission of DGCE to the public offering regime in Argentina. On March 14, 2018, the Company authorized the offer of up to 10,075,952 common class B shares of DGCE, in a potential public offering authorized by the CNV, subject to market conditions. This authorization was encompassed within February 23, 2018, authorization of the Board of Directors for the sale of up to 27,597,032 common B shares of DGCE. However, due to market conditions, DGCE shareholders decided to postpone the offer. On October 24, 2019, the CNV notified DGCE the cancellation of the authorization for the public offering.

Through Resolution No. 17,949 dated January 7, 2016, the CNV granted a conditional authorization for the Company to enter the public offering regime through the issuance of simple, non-negotiable obligations. convertible into shares and the creation of a global program for the issuance of negotiable obligations (the “Program”) and, on March 16, 2016, the CNV decided to give effect to the Resolution. On September 9, 2019, the Company's Assembly resolved to approve the voluntary withdrawal of the Company from the Public Offering Regime in which it was, stating that the Company has not issued negotiable obligations, as well as the cancellation of the Program. On October 24, 2019, the CNV notified the Company of joint signature CNV Resolution No. RESFC-2019-20506-APN-DIR # CNV of the same date, through which it resolved to cancel, as of the date of Resolution , the authorization granted to make a public offering of its Negotiable Obligations, due to the lack of outstanding securities. Likewise, having the Shareholders' Meeting of January 26, 2018, resolved to approve the application of the Company to join the Public Offering of shares, the CNV authorized the Public Offering of class “B” shares (Resolutions No. 19,384 and No. 19,391 dated March 1, 2018 and March 8, 2018, respectively); However, the selling shareholders decided to postpone the offering, due to market reasons. Consequently, the CNV, on October 24, 2019, notified the Company of the CNV Resolution of joint signature No. RESFC-2019-20511-APN-DIR # CNV of the same date, through which it was resolved to cancel, as of that date, the authorization granted to the Company to make a public offering of its shares, due to the absence of placement of the negotiable securities.

Our Competitive Strengths

We believe that we have achieved a strong competitive position in the Argentine power generation sector primarily as a result of the following strengths:

•

One of the largest private sector power companies in Argentina. We are one of the largest private sector power generation companies in Argentina, as measured by power generated, according to data from CAMMESA. In the year ended December 31, 2021, we generated a total of 14,392 net GWh of power. As of December 31, 2021, we had an installed generating capacity of 4,809 MW. Our leading position allows us to develop a range of sales and marketing strategies, without depending on one market in particular. Additionally, our size within the Argentine market positions us well to take advantage of future developments as investments are made in the electric power generation sector. Our ample installed capacity is also an advantage, as we have enough capacity to support large, negotiated contracts.

The following graphs shows the SADI’s total power generation by private companies and market share for 2021 (grouped by related companies and subsidiaries):

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

•

High quality assets with strong operational performance. We have a variety of high-quality power generation assets, including combined cycle turbines, gas turbines, steam turbines, wind farms, hydroelectric technology and steam and power co-generation technology, with a combined installed generating capacity of 4,809 MW, as of the date of this annual report. Our efficiency levels compare favorably to those of our competitors due to our efficient technologies. The following chart shows the efficiency level for the period between January 2021 and December 2021 of each of our generating units compared to our main competitors based on heat rate, which is the amount of energy used by an electric power generator or power plant to generate one kWh of electric power.

Source: CAMMESA.

The following chart shows the availability ratio of our thermal assets as compared to the market average:

Source: Central Puerto, CAMMESA.

1Average market availability for thermal units.

We have long-term maintenance contracts with the manufacturers of our combined cycle units and co-generation plants with the largest capacity, namely the Puerto combined cycle unit , the Luján de Cuyo  combined cycle unit at the Luján de Cuyo plant, the Brigadier López gas turbine , the co-generation units at the Luján de Cuyo plant ,  Terminal 6-San Lorenzo cogeneration plantand our windfarms, under which the manufacturers provide maintenance using best practices recommended for such units. Our remaining units receive maintenance through our highly trained and experienced personnel, who strictly follow the recommendations and best practices established by the manufacturers of such units. We are also capable of generating power from several sources of fuel, including natural gas, diesel oil and fuel oil. In addition, in recent years we have invested in adapting our facilities to be able to generate power from biofuels, and we have developed business relationships over the years with strategic companies from the oil and gas and the biofuel sectors. Our power generation units are also favorably positioned along the system’s power dispatch curve (the WEM marginal cost curve) as a result of our technologically diverse power generation assets and high level of efficiency in terms of fuel consumption, which ensures ample dispatch of energy to the system, even when taking into account new capacity additions expected in the coming years that were awarded pursuant to auctions to increase thermal generation capacity and capacity from renewable energy sources.

•	Diversified and strategically located power sector assets. Our business is both geographically and technologically diverse. Our assets are critical to the Argentine electric power network due to the flexibility provided by the large fuel storage capacity, which allows us to store 32,000 tons of fuel oil (enough to cover 6.3 days of consumption) and 20,000 tons of gas oil (enough to cover 5.7 days of consumption) at our thermal generation plants, in addition to our access to deep water docks, our dam water capacity and our ability to store energy for 45 days operating at full capacity at Piedra del Águila. The prices for power transmission are regulated and based on the distance from the generating company to the user, among other factors. In this regard, our thermal power plants are strategically located in important city centers or near some of the system’s largest customers, which constitutes a significant competitive advantage. For example, approximately 38% of Argentine energy consumption was concentrated within the metropolitan area of Buenos Aires during 2021 according to the monthly report of December 2021 prepared by CAMMESA. Because the lack of capacity in SADI limits the efficient distribution of energy generated in other geographic areas, our generation plants in Buenos Aires and Mendoza are essential to the supply of energy to meet the high demand in these areas. In addition, this need to generate energy close to a high consumption area in Argentina means that our plants are less affected by the installation of new capacity in other regions.

The diversification of our fuel sources enables us to generate energy in different contexts, as shown in the following chart:

Source: Central Puerto

____________

(1)	Luján de Cuyo’s Siemens Combined Cycle unit (306 MW installed capacity) is CEPU’s only unit relying exclusively on natural gas.

•

Expansion of the current installed capacity. We have taken steps to improve our strategic position as a leader among conventional power generation technologies by expanding our thermal generation and renewable energy capacity.

Thermal Generation. In 2015 and 2016, we acquired four heavy-duty, highly efficient gas turbines: (i) one General Electric gas turbine with a capacity of 373 MW; (ii) two Siemens gas turbines, each with a capacity of 298 MW; and (iii) one Siemens gas turbine with a capacity of 291 MW. We also acquired 130 hectares of land in the north of the Province of Buenos Aires. For example, we are currently using a Siemens gas turbine, with a capacity of 291 MW, for the Terminal 6 San Lorenzo co-generation project. During 2021 two Siemens gas turbines stored in Germany, each with a capacity of 298 MW were sold.  With respect to the GE gas turbine, which is already in Argentina, we are considering it for potential projects in the future and analyzing other prospects. However, it is uncertain whether there will be new projects or other prospects that would enable us to use the GE gas turbine.

In addition, in 2018, we acquired two additional Siemens gas turbines with a capacity of 56 MW for a purchase price of SEK$381.37 million (which, converted at the exchange rate quoted by the Central Bank as of the date of each payment, equals US$45.46 million) for our Luján de Cuyo project, which started commercial operations on October 5, 2019.

The Secretariat of Electric Energy, pursuant to Resolution SEE No. 287-E/17, called for proposals for supply of electric power to be generated through existing units, the conversion of open cycle units into combined cycle units or the installation of co-generation units. We submitted bids on August 9, 2017, and, on September 25, 2017, we were awarded two co-generation projects at Terminal 6 San Lorenzo (with an awarded electric capacity of 330 MW and 317 MW for the winter and summer, respectively) that started operations on August 15, 2021 and Luján de Cuyo (with an awarded electric capacity of 93 MW and 89 MW for the winter and summer, respectively), which started operations on October 5, 2019, seven weeks ahead of the committed COD.

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

We cannot assure you that the Argentine Government will open new auction processes, or our bids will be successful or that we will be able to enter into PPAs in the future. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants.”

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

During the year ended December 31, 2021, we received Ps.23.144 billion (US$225.3 million) in U.S. dollar-denominated payments, considering the exchange rate of December 31, 2021, as quoted by Banco de la Nación Argentina for wire transfers) in principal and in interest for these receivables (excluding VAT).

During 2021, we collected Ps. 8.2 billion from the CVO receivables, measured in current amounts as of December 31, 2021.

Adequate financial position. We benefit from an adequate financial position, operating efficiency and a relative low level of indebtedness, allowing us to deliver on our business growth strategy and create value for our shareholders. In terms of our financial position, our total cash and cash equivalents and current other financial assets was Ps. 20.12 billion as of December 31, 2021 (approximately US$196.27 million). As of the date of this annual report, we also have uncommitted lines of credit with commercial banks, totaling approximately Ps. 10.94 billion.

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

In addition, in 2015, jointly with an investment consortium, we acquired non-controlling equity interests in Ecogas, which distributes natural gas through its network covering 36,048 km and serving approximately 1,391,055 customers as of December 31, 2021, further diversifying our interest in the sector. We believe that our management team has been successful in identifying attractive investment opportunities, structuring innovative business plans and completing complex transactions efficiently.

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

•

Strong corporate governance. We have adopted a corporate governance code to put into effect corporate governance best practices, which are based on strict standards regarding transparency, efficiency, ethics, investor protection and equal treatment of investors. The corporate governance code follows the guidelines established by the CNV. We have also adopted a code of ethics and an internal conduct code designed to establish guidelines with respect to professional conduct, morals, and employee performance. In addition, the majority of our Board of Directors qualifies as “independent” in accordance with the criteria established by the CNV, which may differ from the independence criteria of the NYSE and NASDAQ.

Our Business Strategy

We seek to consolidate and grow our position in the Argentine energy industry by maintaining our existing asset base and by acquiring and developing new assets related to the sector. The key components of our strategy are as follows:

•	Consolidating our leading position in the energy sector. We seek to consolidate our position in the energy sector by analyzing value-generating alternatives through investments with a balanced approach to profitability and risk exposure. We are committed to maintaining our high operating standards and availability levels. To this end, we follow a strict maintenance strategy for our units based on recommendations from their manufacturers, and we perform periodic preventive and predictive maintenance tasks. We plan to focus our efforts on optimizing our current resources from a business, administrative and technological perspective, in addition to capitalizing on operating synergies from the plants currently under construction that rely on similar systems, know-how, customers and suppliers.

•	Becoming a leading company in renewable energy in Argentina. Several research studies from organizations such as the Cámara Argentina de Energías Renovables suggest that Argentina has a significant potential in renewable energy (mainly in wind and solar energy). We also believe that renewable energy will become a larger part of the installed capacity in Argentina. The Ministry of Energy and Mining, through Law No. 27,191, has established a target for renewable energy sources to account for 20% of Argentina’s electric power consumption by December 31, 2025. We intend to capitalize on this opportunity by expanding our investments into renewable energy generation. To achieve this goal, we are strengthening our renewable energy portfolio. In August 2018, September 2018, July 2019, September 2019, December 2019/January 2020, February 2020 and November 2020 our wind farms La Castellana I, Achiras, La Castellana II, La Genoveva II, Manque, Los Olivos and La Genoveva I started operations, respectively. Additionally, we are also exploring several other options to diversify our generation assets to include sustainable power generation sources (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants). In 2016, we formed our subsidiary, CP Renovables, to develop, construct and operate renewable energy generation projects.

•	Maintaining an adequate financial position and sound cash flow levels. We have a relatively low level of debt, which reflects our adequate financial position and additional debt capacity. We believe our adequate financial position is the result of our responsible financial policies and stable cash flows. We will preserve our current cash flow levels in the coming years by, among other things, keeping a rigorous maintenance program for our production units, which we expect will help us continue the positive operational results we have experienced, particularly regarding our electric power dispatch availability. We intend to fund our expansion plans primarily with loan arrangements, such as credit facilities and project financing or capital markets in the case of our renewable energy projects. Each of CP La Castellana, CP Achiras, CPR Energy Solutions, Vientos La Genoveva I, Vientos La Genoveva II, entered into long term loans to fund the development of renewable energy projects they were awarded and to purchase wind turbines. We also obtained a long term loan from Kreditanstalt für Wiederaufbau (“KfW”) to support the construction of the new Luján de Cuyo cogeneration project, and a loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. to purchase the Brigadier López plant. Additionally, Manque and Los Olivos issued a bond in the local market. See “Item 5.A. Operating Results—Indebtedness.” We expect that the new capacity from these projects will allow us to further increase our cash flow, while enhancing our financial position.

Our Subsidiaries

Central Vuelta de Obligado S.A.

CVOSA is a private, unlisted company, engaged in managing the purchase of equipment and building, operating and maintaining the CVOSA power plant that was constructed and began operations in March 20, 2018 under a program substantially similar to the FONINVEMEM program. In the year ended December 31, 2021, CVOSA accounted for a gain equaling 33.19% of our consolidated net loss.

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

Proener S.A.U.

Proener S.A.U. is a private, unlisted company. We hold a 100.00% interest in Proener S.A.U., a company engaged in investment activities, including the energy sector, both domestically in Argentina and internationally. In the year ended December 31, 2021, Proener S.A.U. accounted for a loss equaling 577.98% of our consolidated net loss.

CP Renovables S.A.

In 2016, we formed a subsidiary, CP Renovables S.A. (“CP Renovables”), to develop, construct and operate renewable energy generation projects. As of the date of this annual report, we directly own a 96.14% interest in CP Renovables. The remaining interest is owned through CPR Energy Solutions S.A.U. (0.36%) and Vientos La Genoveva II S.A.U. (3.49%).

On June 24, 2020, our Board of Directors authorized the purchase of 30% of the capital stock of the subsidiary CP Renovables S.A. from Mr. Guillermo Pablo Reca. On June 24, 2020, we acquired  993,993,952 shares, at a value of US$ 0.034418 per share, which were fully paid through the transfer of financial assets. Based on the Audit Committee’s report, the Board of Directors determined that such transaction was an arm´s length transaction. As a result of this transaction, as of the date of this annual report, the Company´s consolidated interest in the subsidiary CP Renovables S.A. amounts to 100% of its capital stock.

This transaction was accounted as a transaction with non-controlling interest in accordance with IFRS 10. Consequently, the difference of 1,966,148 between the book value of the non-controlling interest at the transaction date and the fair market value of the consideration paid was directly recognized in equity and attributed to holders of the parent company.

CP Renovables S.A. invests in renewable energy assets. In the year ended December 31, 2021, CP Renovables S.A. and its subsidiaries accounted for a consolidated gain, equaling 564.36% of our consolidated net loss.

CP Achiras S.A.U.

CP Achiras S.A.U. is a private, unlisted company. CP Renovables S.A. holds a 100% interest in the capital stock of CP Achiras S.A.U., a company engaged in the generation and commercialization of electric power through renewable sources. In the year ended December 31, 2021, CP Achiras accounted for a gain equaling 83.74% of our consolidated net loss.

CPR Energy Solutions S.A.U. (previously known as “CP Achiras S.A.U.”)

CPR Energy Solutions S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CPR Energy Solutions S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2021, CPR Energy Solutions S.A.U. account for a gain of 36.46% of our consolidated net loss.

CP Patagones S.A.U.

CP Patagones S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP Patagones S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2021, CP Patagones S.A.U. did not account for any of our consolidated net loss.

CP La Castellana S.A.U.

CP La Castellana is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP La Castellana, a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2021, CP La Castellana accounted for a gain equaling 255.96% of our consolidated net loss.

Vientos La Genoveva S.A.U.

Vientos La Genoveva S.A.U. is a private, unlisted company. On March 7, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva S.A. and, on that same date, transformed it into a S.A.U. On August 6, 2018, we purchased from our subsidiary, CP Renovables S.A., 100% of the equity interests in Vientos La Genoveva S.A.U. Vientos La Genoveva is a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2021, Vientos La Genoveva accounted for a gain equaling 303.08% of our consolidated net loss.

Vientos La Genoveva II S.A.U.

Vientos La Genoveva II S.A.U. is a private, unlisted company. On June 28, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva II S.A. and, and was later transformed it into a S.A.U. On August 6, 2018, we purchased from our subsidiary, CP Renovables S.A., 100% of the equity interests in Vientos La Genoveva II S.A.U. In the year ended December 31, 2021, Vientos La Genoveva accounted for a gain equaling 120.60% of our consolidated net loss.

CP Manque S.A.U.

CP Manque S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP Manque S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2021, CP Manque S.A.U. accounted for a gain equaling 166.46% of our consolidated net loss.

CP Los Olivos S.A.U.

CP Los Olivos S.A.U. is a private, unlisted company. CP Renovables holds a 100% interest in the capital stock of CP Los Olivos S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2021, CP Los Olivos S.A.U. accounted for a gain equaling 44.86% of our consolidated net loss.

Our Affiliates

Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)

TJSM and TMB are private, unlisted companies, which are engaged in managing the purchase of equipment, and building, operating and maintaining the San Martín and Belgrano power plants, respectively, each constructed under the FONINVEMEM program. In the year ended December 31, 2021, TJSM and TMB accounted for a loss equaling 5.83% and 4.37% of our consolidated net loss, respectively.

As of December 31, 2021, we had 9.6269% of the voting rights in TJSM and 10.8312% of the voting rights in TMB.  While we do not have control over these companies, pursuant to a shareholders’ agreement entered into among Endesa Costanera S.A., Hidroeléctrica El Chocón S.A. Central Dock Sud S.A, AES Argentina Generación S.A., Central Dique S.A. and us, certain material actions can only be approved with our affirmative vote, such as, among others, entering into power purchase agreements with CAMMESA, engineering services agreements, gas supply and transportation agreements, and transactions with related parties.

The board of directors of each of TJSM and TMB consists of nine members.

After ten years of operations, TJSM and TMB were entitled to receive property rights to such power plants from the respective trusts currently holding such power plants. At such time, the term of the trusts expired and the Argentine Government, that financed part of the construction, should be incorporated as a shareholder of TJSM and TMB. Consequently, our interests in TJSM and TMB were diluted in 2021. In the case of TMB and TJSM, the ten-year period expired on January 7, 2020, and on February 2, 2020, respectively. From such dates, during the following 90-days, TJSM and TMB and their shareholders had to perform all the necessary acts to allow the Argentine Government to receive the corresponding shares in the equity stake of TJSM and TMB that their contributions entitle the Argentine Government to receive.

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

In March 2020, Central Puerto filed an administrative appeal against the Argentine Government challenging their acts referred to above (the “Claim”). Pursuant to this Claim, the position of the shareholders of TJSM and TMB is that the Argentine Government equity interest in each of the companies should be lower but its incorporation as a shareholder in such companies is unchallenged. Therefore, even if we are successful with our Claim, our interests on TJSM and TMB were significantly diluted.

On May 4, 2020, and May 8, 2020, the extraordinary shareholders’ meetings of TMB and TJSM, respectively, approved the incorporation of the Argentine Government as shareholder of TJSM and TMB. In each of the extraordinary shareholders’ meetings, the approved equity interest that was approved was the equity interest that the Argentine Government claims that it is entitled to, which is: 65.006% in TMB and 68.826% in TJSM.

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

On March 11, 2021, the Argentine Government has subscribed its shares and the equity of the shareholders of TJSM and TMB were diluted. In the case of our equity interest, from 30.8752% to 9.6269% in TJSM and from 30.9464% to 10.8312% in TMB.As of the date of this annual report, the transfer of power stations to TSM and TMB was not completed. See “Item 3D. Risk Factors—Risks Relating to our Business—Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted.”

In the case of CVOSA, when the CVO Trust term expires after ten years of operation of the respective power plant the Argentine Government will be incorporated as shareholder, with a stake of at least 70% pursuant to FONINVEMEM arrangements for CVOSA. The dilution of our interest in CVOSA will reduce our income from this power plant, adversely affecting our results of operations. This will also take place when the Argentine Government incorporates as a shareholder of CVOSA and our equity interest in that company is diluted. See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

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

In the year ended December 31, 2021, IGCE (including a direct interest in DGCE) accounted for a loss equaling 81.60% of our consolidated net loss (see “Item 4.A. History and development of the Company—Distribuidora de Gas Cuyana S.A. (DGCU) and Distribuidora de Gas del Centro S.A. (DGCE)” and “Item 4.A. History and development of the Company—Preliminary Merger Agreement between IGCE, IGCU, RPBC and MAGNA”).

Transportadora de Gas del Mercosur S.A. (TGM)

TGM is a private, unlisted company. We hold a 20.00% interest in the capital stock of TGM, which owns a natural gas pipeline extending from Aldea Brasilera (in the Province of Entre Rios) to Paso de los Libres (in the Province of Corrientes). In the year ended December 31, 2021, TGM accounted for a gain equaling 3.16% of our consolidated net loss.

The remaining 80.00% is owned by Total Gas y Electricidad Argentina S.A. (32.68%), Tecpetrol S.A. (21.79)%, RPM Gas S.A. (14.63%) and Compañía General de Combustibles S.A. (10.90%).

The pipeline is approximately 450 km long and its transportation capacity reaches up to 15 million cubic meters per day.

Energía Sudamericana S.A.

Energía Sudamericana S.A. is a private, unlisted company, engaged in natural gas commercialization. We hold a 2.45% direct interest in the capital stock of Energía Sudamericana S.A., plus a 41.06% indirect interest in its capital stock, through our equity interest in IGCE. In the year ended December 31, 2021, Energía Sudamericana S.A. did not account for a material portion of our net income.

COySERV S.A.

COySERV S.A. is a private, unlisted company, engaged in services and constructions related to the gas industry. We hold a 32.21% indirect interest in the capital stock of COySERV S.A., through our equity interests in IGCE, DGCE and DGCU. In the year ended December 31, 2021, COySERV S.A. did not account for a material portion of our net income

The Company (on an unconsolidated basis, excluding profits and losses from associates and subsidiaries) accounted for a loss equaling 543.25% of our consolidated net loss.

Business Overview

All of our operations are concentrated in thirteen plants in Argentina, and our portfolio can be divided into two types of electric power generation plants: (i) electric power generation from conventional sources and (ii) electric power generation from renewable sources.

The table below details certain operating features regarding our power generation assets for the periods indicated:

	For the year ended December 31,
	2021	2020	2019
Generation—GWh/year
Puerto Complex	6,593	6,796	7,108
Luján de Cuyo plant	3,136	2,686	2,959
Brigadier López plant (3)	93	71	127
Terminal 6	463	12	-
Piedra del Águila plant	2,565	3,435	3,920
La Castellana I wind farm (2)	416	437	418
la Castellana II wind farm (2)	68	74	33
Achiras wind farm (2)	191	213	202
Manque wind farm (2)	236	228	18
Olivos wind farm (2)	104	87	-
La Genoeva I wind farm (2)	375	99	-
La Genoveva II wind farm (2)	179	190	58
Total	14,389	14,329	14,849
Sales under the Energía Base and electric power sales on the spot market—GWh/year
Puerto Complex	6,563	6,073	7,073
Luján de Cuyo plant	2,409	1,932	2,722
Brigadier López plant (3)	1	-	-
Terminal 6	158	-	-
Piedra del Águila plant	2,565	3,435	3,920
La Castellana I wind farm (2)	-	-	-
la Castellana II wind farm (2)	-	-	-
Achiras wind farm (2)	-	-	-
Manque wind farm (2)	2	-	-
Olivos wind farm (2)	-	-	-
La Genoeva I wind farm (2)	-	-	-
La Genoveva II wind farm (2)	-	-	-
Total	11,699	12,146	13,715
Sales under contracts and Power Purchase Agreements—GWh/year
Puerto Complex	-	18	38
Luján de Cuyo plant	727	774	237
Brigadier López plant (3)	92	71	127
Terminal 6	306	-	-
Piedra del Águila plant	-		-
La Castellana I Achiras(2)	416	437	418
la Castellana II (2)	71	71	33
Achiras (2)	191	213	202
Manque (2)	241	212	18
La Genoveva II (2)	178	180	58
Olivos wind farm (2)	96	79	-
La Genoeva I wind farm (2)	375	46	-
Total	2,694	2,100	1,133
Energy purchases—GWh/year
Puerto Complex	46	1	2
Luján de Cuyo plant	7	3	-
Brigadier López plant (3)	3	-	-
Terminal 6	6	-	-
Piedra del Águila plant	-	-	-
La Castellana I (2)	0.4	-	-
La Catellana II (2)	-	-	-
Achiras (2)	0.2	-	-
Manque (2)	0.1	-	-
La Genoveva II (2)	0.1	-	-
La Genoeva I wind farm (2)	0.2
Total	63	4	2
Steam production (metric tons/year)
Luján de Cuyo plant	1,099,223	1,081,959	1,031,044
Terminal 6	109,288	-	-
Total	1,208,511	1,081,959	1,031,044
Natural gas consumption—MMm3/year
Puerto Complex	831	1,097	1,417
Luján de Cuyo plant	673	553	587
Brigadier López plant (3)	2	12	30
	91	-	-
Total	1,597	1,662	2,034

	For the year ended December 31,
	2021	2020	2019
Gas oil consumption—thousands of m3/year
Puerto Complex	267	119	48
Luján de Cuyo plant	-	-	-
Brigadier López plant (3)	-	8	9
Terminal 6	8
Total	275	126	57
Fuel oil consumption—thousands of tons/year
Puerto Complex	361	269	80
Luján de Cuyo plant	-	11	6
Brigadier López plant (3)	-	-	-
Terminal 6	-	-	-
Total	361	279	86
Availability—% per year(1)
Puerto Complex	87.91%	93,32%	93.90%
Luján de Cuyo plant	84.44%	71,89%	89.38%
Brigadier López plant (3)	96.06%	96,14%	97.25%
Piedra del Águila plant	98.6%	97,78%	96.68%
Terminal 6	84.42%	-	-
Weighted average for thermal units(1)	87.55%	88,70%	93.22%
Weighted average for thermal and hydro plants(1)	91.14%	91,94%	94.46%

____________

Source: CAMMESA.

(1)	Weighted average based on the power capacity of each unit without considering renewable energy units, which do not receive payments tied to their availability.
(2)	La Castellana I, La Castellana II, Achiras, Manque, Olivos, La Genoveva I and La Genoveva II wind farms are owned by CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Achiras S.A.U., CP Manque S.A.U., CP Los Olivos S.A.U, Vientos La Genoveva I S.A.U and Vientos La Genoveva II S.A.U., respectively, the first five of which are fully owned subsidiaries of CP Renovables S.A. while the last two are a fully owned subsidiary of Central Puerto S.A. As of the date of this annual report, we own a 100% interest in CP Renovables. See “Item 4.B. Business Overview—Our Subsidiaries”.
As of December 31, 2019, Manque wind farm had an installed capacity of 38 MW. On January 23, 2020, the capacity of the plant was increased to 53.20 MW, and on March 3, 2019, it was increased to 57 MW, the total power of the project
As of December 31, 2019, La Castellana II wind farm had an authorized installed capacity of 14.40 MW. On February 21, 2020, CAMMESA granted the authorization to increase the output to the grid for up to 15.20 MW..
On February 21, 2020, Los Olivos wind farm was granted the commercial authorization by CAMMESA for up to a power capacity of 22.80 MW.

Additionally, the table below details shows the availability features regarding the three FONINVEMEM Plants for 2021:

Source: Central Puerto, CAMMESA

The following graph shows the evolution of Central Puerto’s electric power generation for the period 2013-2021:

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

Electricity Generation from our Thermal Generation Plants

As of December 31, 2021, we owned six thermal generation plants across four complexes: Puerto Complex, Brigadier Lopez, Luján de Cuyo and San Lorenzo – T6.

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

Nuevo Puerto is located at Av. Thomas Edison 2001/2151 in the City of Buenos Aires in the northern part of the complex and has two conventional steam turbine generator sets (steam turbine units 5 and 6). The plant can run on natural gas and fuel oil and has a current installed capacity of 360 MW.

The Puerto combined cycle plant was built at Nuevo Puerto’s facilities and commenced commercial operations in 2000. The Puerto combined cycle plant has an installed capacity of 798 MW and is composed of two General Electric 9FA gas turbines, two heat recovery steam generators and a General Electric D11 steam turbine. The Puerto combined cycle plant is one of the most modern and efficient plants in Argentina and can run on natural gas and gas oil. In addition, since 2011, the facilities were modified to allow for the use of a blend of up to 20.00% gas oil and biodiesel when running on liquid fuel.

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

Luján de Cuyo Plant

The Luján de Cuyo plant is located in Luján de Cuyo, Mendoza and has an installed capacity of 576.3MW. The plant began operating in 1971.

Technology. The Luján de Cuyo plant has eleven generating units, seven gas turbines, three steam turbines and a mini-hydroelectric turbine (which began operating in 2013). The plant has a total installed capacity of 576.3 MW.

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

The Luján de Cuyo plant also had an ABB combined cycle unit in place composed of two gas turbines (TG21, TG22) and a steam turbine (TV14), which operates on natural gas or gas oil, or on blends of gas oil and biodiesel (up to 30.00%). Since TG21 had been out of service since 2014, we petitioned CAMMESA an authorization to disconnect this unit from the WEM, which was granted in April 2019. Additionally, we requested the disconnection of the steam turbine unit TV14, due to the low power output capacity of the unit, which was granted in October 2019. The technical characteristics of TG22 allow it to operate as an open cycle gas turbine. As a result, only the power capacity of TG22 was considered for the purpose of describing the total capacity of the Luján de Cuyo plant in this annual report.

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

In 2010, the public sector power generation company IAESA (formerly named ENARSA) began the construction of the plant. In 2012, ENARSA set the COD of the open cycle Gas Turbine, completing the first stage of the project. In June 2019, Central Puerto acquired the plant, with the objective to install a steam turbine, which was already acquired, with an installed capacity of up to 140 MW in a combined cycle configuration together with the existing gas turbine. As of the date of this annual report, the facilities construction of the combined cycle plant is pending (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the project, or alter our plans for the expansion of our existing plants” and “Item 3D. Risk Factors—Risks Relating to our Business—An outbreak of a disease, including COVID-19, may have a material adverse consequences on our business operations including new projects”).

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

San Lorenzo – T6

San Lorenzo power plan is located near San Lorenzo city in the province of Santa Fe. This is a greenfield cogeneration project, with a total installed capacity of 391 MW and a steam generation capacity of 370 tn/h. The plant started commercial operations by the end of 2020 and started commercial operation under CAMMESA contract on August 15, 2021.

Technology: San Lorenzo power plant is a Siemens combined cycle able to generate up to 391 MW, with a 291 MW Gas turbine and a 100 MW Steam turbine. By electric output regulation, the plant can supply up to 370 tn/h of steam to our neighbour customer, T6 Industrial. Gas turbine can operate on natural gas or gas oil.

Supply. The electric power generated by the units installed in the San Lorenzo plant is delivered to the SADI through two connections. The steam turbine generator is connected by a 132 KV cable with Terminal 6 Substation (EPESF facility) and the gas turbine generator is connected by a 500 KV line to TRANSENER facilities.

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

The table below shows the potential consumption (calculated as the standard consumption declared by CAMMESA based on the unit manufacturer’s specifications, assuming the unit produces energy throughout the entire day) of fossil fuel by the units in the conventional resource plants we owned as of December 31, 2021:

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

Source:  CAMMESA. Definitive Seasonal Programming February – April 2022

Our exposure to changes in fuel prices is limited because, under the existing regulations, the necessary fuel to produce our base energy is supplied by CAMMESA without any charge. In the case of our PPA contracts, variations in the cost of fuel are considered to determine the price of the electric power sold. The price that the generators receive for this energy is determined by the Secretariat of Electric Energy, without provisions for the price of the fuel supplied.

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

Piedra del Águila has a gravity dam made of concrete, with a maximum height of 170 meters from its foundation, a power plant with four generating turbines of 360 MW each, intake and pipeline work, a spillway with an unloading capacity of 10,000 cubic meters per second, river diversion works, unloading equipment with a capacity of 1,500 cubic meters per second, and construction facilities, including access roads, a bridge and electric power supply. The dam is designed to be able to accommodate two additional turbines of 360 MW, although, as of the date of this annual report, we do not plan to have them installed (they would provide the plant with increased power to supply demand peaks but would not change the electric power generated per year since such generation depends on river water levels).

Water resources allow Piedra del Águila to generate an average of 44,478 GWh per year (based on historical operations between 1994 and 2021, exclusive of electric power generated for internal use). During this period, the maximum generation in a single year was 7,333GWh in 2006 and the lowest was 2,351GWh in 2016.

The following table shows the electric power generated by Piedra del Águila during the period 1994-2021:

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

Safety of the Paleochannel. On the left bank of the dam there is a fluvial valley filled with basalt, which we refer to as the “paleochannel.” This natural structure consists of the second part of the river closing, which was made waterproof to ensure stability. The paleochannel contained a potential leakage zone on the left bank. To mitigate risks associated with this potential leakage zone, a number of works were performed to reduce drainage gradients and ensure stability prior to the initial filling of the dam:

•	Cutoff Curtain: To make the alluvial fill between the bedrock and the basalt contact area watertight, a cutoff curtain was created through grouting and chemical injections from horizontal tunnels of about 1,200 meters in length that were dug into the massif.
•	Diaphragm Wall: This is a transition concrete structure of about 150 meters in length that connects the cutoff curtain to the dam.
•	Drainage Curtain: This is a horizontal tunnel of over 400 meters in length dug in the rock massif that covers the entire transversal section of the paleochannel, from which drillings were performed to capture the leakage water that passes the cutoff curtain.
•	Drainage Wells: These consist of five vertical wells of about 40 meters in depth and five meters in diameter located in a downstream area of the drainage curtain, from which sub-horizontal holes were drilled directed towards the basalt-alluvium contact to capture the water draining through such highly permeable zone.
•	Pumping System: This consists of ten electric pumps installed in a gallery located in the amphitheater (the area at the bottom of the paleochannel massif) intended to maintain piezometric levels of one of the existing aquifers in the alluvium at predetermined levels to ensure the zone stability.

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

The HPDA Concession Agreement. We entered into a concession agreement with the Argentine Government that expires on December 28, 2023 (the “HPDA Concession Agreement”). Under the HPDA Concession Agreement, we are entitled to generate and sell electric power and use certain state-owned property, including the plant and its water resources. We can use the plant solely for the purpose of generating electric power. The Argentine Government and the Intergovernmental Basin Authority are entitled to allocate or use in any other manner the current or future water resources without any obligation to compensate us. The HPDA Concession Agreement and the rights granted therein may not be assigned without the Argentine Government’s prior consent. Upon the expiration of the concession term, the Argentine Government will recover possession of the plant without any obligation to compensate us. We currently intend to seek the renewal of the HPDA Concession Agreement prior to its expiration.

Below we summarize certain terms of the HPDA Concession Agreement:

•	Operations: We are required to comply with certain standards and conduct certain activities, including maintaining Ps.2.7 million as a guarantee, maintaining the plant and complying with certain safety and environmental obligations, contributing to a repair fund, maintaining books and maintaining insurance, among others.
•	Mandatory works: The Argentine Government may require us to carry out works jointly funded by it and us.
•	Fees and royalties: The Intergovernmental Basin Authority is entitled to a fee of 2.50% of the plant’s revenues, and the provinces of Río Negro and Neuquén are entitled to royalties of 12.00% of such revenues.
•	Indemnity: The Argentine Government indemnifies us in certain circumstances, including, among others, for damages or repairs that are not attributable to us, or our agents and damages caused by downstream waters, in each case subject to certain conditions. We also indemnify the Argentine Government in certain circumstances.
•	Fines: Any delay or failure by us to comply with the provisions of the HPDA Concession Agreement or the regulations concerning the generation and sale of electric power may result in fines imposed by the applicable regulatory authorities, calculated as a percentage of the plant annual revenues, depending on the type of breach. The Argentine Government may require that CAMMESA make payment of the fines directly to the Argentine Government out of proceeds from the electric power sold in the WEM.
•	Termination: We and the Argentine Government may terminate the HPDA Concession Agreement in certain circumstances in which we fail to perform our obligations under the agreement and in which we are subject to fines or do not comply with the certain laws and regulations, among others.

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

La Genoveva I Wind Farm

La Genoveva I is a wind farm operated by Vientos La Genoveva I S.A.U., in which we have a majority interest. The wind farm is located in the south of the province of Buenos Aires, near the town of Cabildo and 30 km to the northwest of the city of Bahía Blanca and started its operations in November 2020.

It has a total installed capacity of 88.2 MW, from 21 wind turbines, supplied from Vestas, of 4.2 MW each.

La Genoveva II Wind Farm

La Genoveva II is a wind farm operated by Vientos La Genoveva II S.A.U.,  in which we have a majority interest. The wind farm is located in the south of the province of Buenos Aires, near the town of Cabildo and 30 km to the northwest of the city of Bahía Blanca and started its operations in September 2019.

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

On July 13, 2007, we agreed to include 50.00% of our total receivables relating to the sale of electric power to CAMMESA from January through December 2007 in the FONINVEMEM arrangement, which totaled US$30.3 million. These receivables were also reimbursed in 120 equal, consecutive monthly installments starting from the commercial launch date of the plants, converted into U.S. dollars at the applicable exchange rate pursuant to the FONINVEMEM arrangement, with an interest rate of 360-day LIBOR plus 2.00%. We received no additional equity interest in TJSM and TMB as a result of the inclusion of these additional receivables in the FONINVEMEM arrangement.

After the commercial authorization was granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly payments of the receivables. As of December 31, 2021, there is no balance owed to us under the FONINVEMEM arrangement relating to the sale of electric power to CAMMESA from 2004 through 2007. As of December 31, 2021, we owned 9.6269% of TJSM and 10.8312% of TMB. The operating companies have a variable revenue (US$1.00 per MW generated) and a fixed revenue to compensate for their operating costs. In 2021, we received no dividends from our equity interests in TJSM and TMB.

See “Item 3D. Risk Factors—Risks Relating to our Business—Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted” and “Item 4.B. Business Overview—Our Affiliates—Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)”.

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

After the CVOSA power plant became operational, in the case of receivables accrued between 2008 and September 2010, the amount due was converted into U.S. dollars at the exchange rate effective at the date of the CVO agreement (i.e., November 25, 2010), which was Ps.3.97 per U.S. dollar. Additionally, certain receivables that accrued after September 2010 and that were also included in the CVO Agreement, were converted into U.S. dollars at the exchange rate effective at the due date of each monthly sale transaction. The total estimated amount due to us under the Agreement for the LVFVD 2008-2011 was US$548 million (including VAT), plus the accrued interest after the CVO Commercial Approval. Under the CVO Agreement, we are entitled to receive payment for the LVFVD 2008-2011 receivables in the form of 120 equal, consecutive monthly installments, starting from March 20, 2018, the date of commencement of commercial operations of the combined cycle plant, bearing interest at a nominal annual rate of 30-day LIBOR plus 5.00%. The U.S. denominated monthly payments under the CVO Agreement are payable in pesos, converted at the applicable exchange rate in place at the time of each monthly payment.

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

During 2021 and 2020, we collected Ps.8.2 billion and Ps.9.5 billion, respectively in CVO receivables, in each case measured in current amounts as of December 31, 2021.

In accordance with the CVO agreements, after the first ten years of operation, ownership of the combined cycle plants was transferred from the trust to the operating companies, and the operating companies began to receive revenues from the sale of electric power generated by the plants. At such time, since the Argentine government financed part of the construction, it was incorporated as shareholder of CVOSA, and our interests in CVOSA were significantly diluted. Although the effect of the potential dilution has also not yet been defined for the same reasons, the Argentine government’s stake in CVOSA will be at least 70% due to an agreement between the parties. The dilution of our interest in CVOSA will reduce our income, which could adversely affect our results of operations. See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs.”

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

Our Customers

		For the year ended December 31,
Modality continuing operations	Main clients	2021
		(in thousands of Ps.)	percentage of revenues
Energía Base(1) (Resolution SRRyME 1/19; Res. SE No. 19/2017, SGE 70 and 95/2013, as amended Resolution No.440/21)(2) (3)	CAMMESA	23,816,074	41.72%
RenovAr Program sales under contracts	CAMMESA	7,203,846	12.62%
Term market sales under contracts	CAMMESA,	18,708,042	32.78%
(MATER sales under contracts	Cervecería y Maltería Quilmes (subsidiary of AB Inbev); San Miguel A.G.I.C.I y F.; Banco de Galicia y Buenos Aires S.A.; Minera Alumbrera Limited (subsidiary of Glencore in Argentina); Banco Supervielle S.A.	4,125,513	7.23%
Energía Plus sales under contracts	Banco de Galicia y Buenos Aires S.A., PBBPolisur S.A., Metrive S.A., Pet Food Saladillo S.A., Banco Supervielle S.A.	77,801	0.14%
Steam sales	YPF	1,715,963	3.00%
Other	YPF	307,995	0.54%
Revenues from CVO thermal plant management	Fideicomiso Central Vuelta de Obligado	1,124,105	1.97%

____________

(1)

From February 27, 2020, a new remuneration scheme for Energía Base applicable from February 1, 2020, came into force with Resolution No. 31/20 and was amended by Resolution No. 440/21. For further information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

(2)	Includes income under Res. SEE 70/18. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Schemes—.”
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

Seasonality

Seasonality of Electricity Generation by Thermal Facilities

The following graphic breaks down our average thermal energy production over the last four years on a month-by-month basis:

Source: CAMMESA

Seasonality of Water Resources and Electricity Generation of Piedra del Aguila

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

The following graphic breaks down our average hydroelectric energy production over the last four years on a month-by-month basis:

Source: CAMMESA

Seasonality of Wind Resources and Electricity Generation of Achiras, La Castellana I, La Castellana II, La Genoveva I, La Genoveva II,  Manque and Los Olivos wind farms

The availability of wind resources is the key factor for determining the wind farms electric power generation capacity and is tied to annual and seasonal changes in wind speed in the areas where each farm is located. Wind speed is generally higher between May and September, and we are able to produce more energy over such periods.

The following graphic shows the energy production of our wind farms on a month-by-month since inception and until December 2021:

Competition

The demand for electric power in Argentina is served by a variety of generation companies, both state-owned and private-owned. These companies pursue the right to supply generation capacity and electric power and to develop projects to serve the demand for electric power in Argentina. Some of our foreign competitors are substantially larger and have substantially greater resources than our company. Because of the significant gap between the demand and supply of electric power in Argentina, voluntary and forced blackouts at times of seasonal peak consumption have occurred. During 2021 (and particularly on December 29, 2021) there was a historic demand peak recorded totaling 27.1 GW. In 2021 819 GWh were imported, representing a 32% decrease in energy imports as compared to 2020.

Our primary competitors in the electric power generation market are the Enel group, AES Argentina Generación S.A. (an affiliate of the AES Corporation), Pampa Energía S.A, and YPF EE S.A.

Below we detail the installed capacity of the main private sector generators in Argentina, as of December 31, 2021:

Company and subsidiaries	Power (MW)
Central Puerto	4,809	(1)(2)
The AES Corporation	4,224	(3)
Grupo Enel	4,015	(4)(2)
Pampa Energía S.A	4,774	(5)
YPF EE	2,610	(6)

Sources: (1) Based on the documentation officially declared to CAMMESA by Central Puerto for continuing operations (2) Based on company’s financial statements as of and for the year ended December 31, 2021, and data from CAMMESA. (3) Bases on data from company’s official corporate website as of February 2022. (4) Based on data from CAMMESA. Includes Enel Generación Costanera S.A., Enel Generación El Chocón S.A. and a 40.00% stake of Grupo Enel in Central Dock Sud S.A. (5) Based on company’s financial statements as of and for the year ended on December 31, 2019. (6) Based on data from CAMMESA.

The following graphs break down the market share of electric power generation supplied by private sector companies in Argentina as of December 31, 2021, based on data published by CAMMESA:

Source: CAMMESA

The following graphs break down total market share of electric power generation supply and the market share from thermal units (from both private and public sector generators) in Argentina as of December 31, 2021, based on data published by CAMMESA:

Source: CAMMESA

Source: CAMMESA

The following table shows the installed capacity in terms of MW assigned to each regulatory framework (Energía Base, Energía Plus, Resolution No. 220/07, Renewable Energy) for us and each of our main competitors as of December 31, 2021:

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

Insurance

We carry commercial and personal insurance coverage for certain of our power generation plants, placed at different geographical locations within Argentina. The following list includes all the insurance risk covered:

1.	Operational All Risks - Including Material Damage & Machinery Breakdown and Business Interruption (Loss of Profits)
This coverage protects against unexpected events due to a sudden or accidental cause, including weather, fire and natural disasters, that may damage property or fixed assets (Material Damage); and Mechanical and Electrical breakdown events that may cause sudden and unforeseen physical loss or damage to machinery (Machinery Breakdown) that is operational; any of which may damage our ability to generate power, including coverage for consequential Loss of Profits (Business Interruption) for a maximum period of 14 months.

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
Covers CPSA´s liability to third parties for Personal Injury or Property Damage as a result of an occurrence or event in connection with day-to-day Port Operator Activities.

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
This is a tailored policy to cover specifically the offices and warehouses owned by CPSA in the city of Neuquén, Piedra del Águila Town and Piedra del Águila Hydroelectric Dam. This is a comprehensive business coverage in a single policy, bringing together a range of coverages: Employers’ Liability, Public Liability, Product Liability, Legal Expenses, Material Damage and Theft, Goods in Transit and others

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

We believe that the level of insurance and reinsurance coverage we maintain is reasonably adequate in  light of the risks we are exposed to and is comparable to the level of insurance and reinsurance coverage maintained by other similar companies doing business in the same industry.

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

In July 2019, TÜV Rheinland completed a series of ISO recertification audits and in March 2021, the audit to expand the scope of the certificates was carried out to include two new sites, the Genoveva II Wind Farm and the San Lorenzo Cogeneration Plant. The details of the certificates are the following: Standard: ISO 14001:2015

Certificate Registr. No.: 01 10406 1629668

Certificate Holder: Central Puerto S.A. Av. Tomas Edison 2701 Ciudad Autónoma de Buenos Aires Argentina

Scope: Generation of electric energy from: hydraulic energy, thermal energy (gaseous and liquid fuls), wind energy. Steam production.

Validity: The certificate is valid from 2019-07-13 until 2022-07-12

Including the locations:

No:	Name/Location	Scope
1	Central Planta Buenos Aires Av. Thomas Edison 2701 Ciudad Autónoma de Buenos Aires	Generation of electric energy from: thermal energy (gaseous and liquid fuels).
2	Central Mendoza Parque Industrial Provincial, Ruta 84 s/n, Lujan de Cuyo, Provincia de Mendoza	Generation of electric energy from: thermal energy (gaseous and liquid fuels). Steam production.
3	Central Hidroeléctrica Piedra del Águila Ruta Nacional 237, Km 1450.5 8315 Piedra del Águila Provincia de Neuquén	Generation of electric energy from: hydraulic energy
4	Parque Eólico Achiras, Lote 325, Parcela 1274 (Latitude 33° 12´ 44,23´´S, Longitude 65° 5´ 16,52´´O), Achiras, Córdoba – Argentina	Generation of electric energy from: wind energy.
5	Parque Eólico La Castellana, Camino rural a la altura de la RN 3, Km 712,5 (Latitud 38° 38´22,40´´ S, Longitud 62° 43´1,04´´ O), Villarino, Buenos Aires - Argentina	Generation of electric energy from: wind energy.
6	– Planta Brigadier López Ruta 11 Km 455 3017 Parque Industrial Sauce Viejo, Calle 8, Colectora Norte Santa Fe - Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels).
7	Parque Eólico La Castellana II Ruta 3 km 712,5 sobre camino vecinal, Villarino, Buenos Aires - Argentina.	Generation of electric energy from: wind energy.
8	Parque Eólico La Genoveva II Ruta 51 Km 705, Cabildo, Buenos Aires - Argentina	Generation of electric energy from: wind energy.
9	Parque Eólico Manque (Latitude 33°13'35.26"S; Longitude 65° 4'38.69"O), Achiras. Córdoba – Argentina	Generation of electric energy from: wind energy.
10	Parque Eólico Los Olivos (Latitude 33°13'50.34"S; Longitude 65° 2'59.94"O) Achiras. Córdoba - Argentina	Generation of electric energy from: wind energy.
11	Parque Eólico La Genoveva I Ruta 51 Km 705, Cabildo, Buenos Aires, Argentina	Generation of electric energy from: wind energy.
12	- Planta Cogeneración San Lorenzo Combate Punta Quebracho s/n (esquina Vucetich), zona rural Puerto Gral. San Martín, Santa Fe, Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels). Operation and maintenance of extra high voltage line (EVL)

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

Security and Health

In managing occupational safety and health we seek to protect people and our own and third parties’ property, assuming that:

•	all accidents and occupational diseases can be prevented.
•	compliance with applicable occupational and health standards is the responsibility of all individuals participating in activities in our facilities; and
•	raising awareness among individuals contributes to the welfare at the workplace and to the improved individual and collective development of the members of the work community.

Our commitment to ongoing improvement compels us to review the sufficiency of our current policy and its stated goals on an ongoing basis to ensure conformance to the changes required by the market and the applicable laws.

In July 2021, TÜV Rheinland completed a series of ISO recertification audits, and we got the following certificates:

Standard: ISO 45001:2018

Certificate Register. No.: 02 213 219807

Certificate Holder: Central Puerto S.A. Central Hidroeléctrica Piedra del Águila Ruta Nacional 237, Km 1450.5 (8315) Piedra del Águila Provincia de Neuquén Argentina.

Scope: Generation of electric energy from: hydraulic energy and thermal energy (gaseous and liquid fuels).

Validity: The certificate is valid from 2021-10-05 until 2024-06-04

Including the locations:

1	Central Hidroeléctrica Piedra del Águila Ruta Nacional 237, Km 1450.5 8315 Piedra del Águila Provincia de Neuquén	Generation of electric energy from: hydraulic energy
2	Central Puerto S.A. – Planta Brigadier López Ruta 11 Km 455 3017 Parque Industrial Sauce Viejo, Calle 8, Colectora Norte Santa Fe - Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels).

Integrated Management System with ISO Certifications

Our management has put an integrated management system (“IMS”) in place for its electric power and steam generation plants in order to meet the needs and requirements of our internal policies and goals, as well as the needs and requirements of our clients, the applicable laws and regulations and ISO standards, namely, ISO 9001/2015 (quality), ISO 14001/2005 (environment) and ISO 45001/2018  (Occupational health and safety Assessment Series. Our IMS is certified by renowned international entities and audited from time to time, as required by the aforementioned standards.

The IMS seeks to achieve the following goals:

•	equip the plants with useful and proactive management tools.
•	ensure process quality.
•	satisfy clients’ requirements.
•	pursue ongoing improvement in processes.
•	safeguard people and our own and third party’s property.
•	prevent pollution.
•	make efficient use of resources.
•	preserve the ecological balance; and
•	improve life quality.

We identify the processes and the necessary support for the accurate operation of a sustainable, participatory and bureaucracy-free IMS that is useful for implementing the principles established by management with respect to environmental, quality, and occupational safety and health policies and for ensuring the availability of human, material and financial resources. We have used a management model based on planning-doing-checking-acting in order to guarantee the maintenance and ongoing improvement of the IMS in our facilities, which involves one or several of the following systems:

•	Quality Management System
•	Environmental Management System
•	Occupational Safety and Health Management System

The individual scope of the IMS at each plant is as follows:

•	Puerto Complex:

	•	Nuevo Puerto plant: Environmental Management System with ISO 14001/2015 certificate and Quality Management System with ISO 9001/2015 certificate

	•	Puerto Nuevo plant: Environmental Management System with ISO 14001/20015 certificate and Quality Management System with ISO 9001/2015 certificate

	•	Puerto combined cycle plant: Environmental Management System with ISO 14001/2015 certificate and Quality Management System with ISO 9001/2015 certificate

Certification body:

From 2004 through 2015: IRAM

From 2016-2022: TÜV Rheinland

•	Luján de Cuyo plant: Environmental Management System with ISO 14001/2015 certificate and Quality Management System with ISO 9001/2015 certificate

Certification body:

From 2004 through 2015: SGS

From 2016 through 2022: TÜV Rheinland

•	Piedra del Águila plant: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001:2018 (through March 2021) certificate

Certification body:

From 2004 through 2015: IRAM

From 2016 through 2022 (through 2024 to ISO 45001): TÜV Rheinland

Brigadier López plant: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001:2018 (through March 2021) certificate
Certification body:

From 2019 through 2022 (through 2024 to ISO 45001): TÜV Rheinland

•	Wind Farms Achiras, La Castellana I, La Castellana II and La Genoveva II: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate.

Certification body:

From 2019 through 2022: TÜV Rheinland

•	Wind Farms Manque and Los Olivos: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate.

Certification body:

From 2020 through 2022: TÜV Rheinland

•	Wind Farms La Genoveva I: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate.

Certification body:

From 2021 through 2022: TÜV Rheinland

•	Cogeneración San Lorenzo: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate.

Certification body:

From 2021 through 2022: TÜV Rheinland

It is our policy that the IMS be reviewed upon a change to our organizational structure, operating procedures, processes or facilities and that it be updated as applicable. Once updated, the IMS is subject to a comprehensive review considering the existing interrelations to avoid overlap or omissions. Where no changes have occurred, the IMS is reviewed every five years, unless a new version of the reference ISO standards is released during that period, in which case the IMS is adjusted to conform to the new standards.

The Argentine Electric Power Sector

The following is a summary of certain matters relating to the electric power industry in Argentina, including provisions of Argentine laws and regulations applicable to the electric power industry and to us. This summary is not intended to constitute a complete analysis of all laws and regulations applicable to the electric power industry. Investors are advised to review the summary of such laws and regulations published by the Secretariat of Energy (https://www.argentina.gob.ar/economia/energia),, CAMMESA (www.cammesa.com.ar) and the Ente Nacional Regulador de la Electricidad (Argentine Electricity Regulatory Entity, or “ENRE”) (www.enre.gob.ar) and to consult their respective business and legal advisors for a more detailed analysis. None of the information on such websites is incorporated by reference into this annual report.

History

During the majority of the second half of the 20th century, the assets and operation of the Argentine electric power sector were controlled by the Argentine Government. By 1990, virtually all of the electric power supply in Argentina was controlled by the public sector (97% of total generation). The Argentine Government had assumed responsibility for the regulation of the industry at the national level and controlled all of the national electric power companies. In addition, several Argentine provinces operated their own electric power companies. As part of the economic plan adopted by former President Carlos Menem, the Argentine Government undertook an extensive privatization program of all major state-owned industries, including those in the electric power generation, transmission and distribution sectors. Argentine Law No. 23,696 passed in 1989 (the “Federal Reform Law”) declared a state of emergency for all public services and authorized the Argentine Government to reorganize and privatize public companies. The privatization had two ultimate objectives: first, to reduce tariffs and improve service quality through free competition in the market, and second, to avoid the concentration of control of each of the three subsectors of the market in a small group of participants and thereby reduce their ability to fix prices. Separate limitations and restrictions for each subsector were imposed in order to reach these goals. In accordance with the Federal Reform Law, Decree No. 634/1991 established guidelines for the decentralization of the electric power industry, for the basic structure of the electric power market, and for the participation of private sector companies in the generation, transmission, distribution and trading sub-sectors.

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

ENRE

Law No. 24,065 also created the Ente Nacional de Regulador de la Electricidad (Argentine National Electricity Regulator) (ENRE) as an autonomous entity within the scope of the former Secretariat of Electric Energy (currently, Secretariat of Energy), the main duties of which are as follows: (a) enforcing the Regulatory Framework and controlling the rendering of public services and the performance of the obligations set forth in the concession contracts at a national level; (b) issuing the regulations applicable to the WEM agents; (c) setting forth the basis for calculation of tariffs and approving the tariff schedules of transmission and distribution companies holding national concessions; (d) authorizing electrical conduit easements; and € authorizing the construction of new facilities. Besides, Law No. 24,065 has entrusted ENRE with a jurisdictional activity. Any dispute arising between WEM agents should be subject to prior compulsory jurisdiction of ENRE (subject to further judicial review).

Pursuant to Decree No. 258/16, the Executive branch appointed four interim members of the ENRE’s board of directors and ordered the former Ministry of Energy and Mining to put in place an open call (convocatoria abierta) to select the members of the ENRE’s board of directors.

However, in 2019, section 6 of the Solidarity Law, authorized the Executive branch to intervene the ENRE’s board for one year. In that context, the ENRE was intervened by virtue of Decree No. 277/2020 until December 31, 2020. By virtue of Decree No. 1,020/2020, the Executive branch established the beginning of the tariff revision negotiations (for transmission and distribution companies under federal jurisdiction) and extended the intervention of the ENRE for one more year or until the tariff revision process ends, whichever comes first. On January 19, 2021, through Resolutions No. 16/2021 and 17/2021, the ENRE formally began the procedure for the temporary adjustment of tariffs of public energy transmission and distribution activities under federal jurisdiction, with the objective of establishing transitional tariffs, until a final renegotiation agreement is reached.

The intervention of the ENRE’s board was further extended until December 31, 2022, by means of Decree No.871/2021.

The Secretariat of Electric Energy

In addition to the ENRE, another of the main regulatory entities in Argentina is the Secretariat of Energy.

Its role is defined in Law No. 24,065 and Decree No. 50/2019. Pursuant to Decree No. 50/2019 (as amended by Decree No. 732/2020, Decree No. 804/2020 and Decree No. 740/2021), its main duties are, among others:

•	to participate in the drafting and implementation of national energy policies;
•	to enforce the laws governing the development of the activities within its scope of competence;
•	to participate in the drafting of policies and regulations governing public services within the scope of its competence;
•	to oversee the entities and agencies governing works and public service concessionaries;
•	to engage in drafting regulations concerning licenses issued by the federal government or the provinces for public services within the scope of its competence;
•	to oversee the regulatory entities and agencies of privatized areas or areas operating under concessions within the scope of its competence; and
•	to enforce the Regulatory Framework and to oversee the regulations governing tariffs, fees, duties and taxes.

Pursuant to Resolution No. 64/18, the former Ministry of Energy and Mining delegated some of its duties to the Undersecretariat of Electric Energy. Such delegated duties include:

•	amending the Rules to Access the Electricity Transportation System Existing Capacity and Enlargement;
•	regulating the International Interconnection Transmission System (the “IITS”);
•	amending the rules governing the Procedures;
•	defining power and energy amounts and other technical parameters that distributors and Large Users are required to meet to access the WEM and authorizing the entry of new players to the WEM;
•	authorizing electric power imports and exports;
•	rendering final administrative decisions with respect to appeals brought against the ENRE’s resolutions, which are the last administrative remedies that can be filed in order to review the ENRE’s resolutions (the next step is a judicial appeal);
•	exercising the duties of the former Ministry of Energy and Mining within the Federal Electricity Council; and
•	administering the Provinces’ Special Fund for Electricity Development created by Section 33 of Law No. 15,336.

Moreover, the former Ministry of Energy and Mining delegated to the Undersecretariat of Electric Energy the duties of the former Secretariat of Electric Energy pursuant to Sections 35, 36 and 37 of Law No. 24,065, through Resolution No. 64/18. These duties include:

•	representing the state-owned equity interest in CAMMESA;
•	defining the rules governing CAMMESA;
•	ensuring transparency and equity;
•	determining the overall operating and maintenance costs that would allow fully or partially state-owned generation and transportation companies to maintain service quality, continuity and safety; and
•	administering the Stabilization Fund.

Pursuant to Law 22,520, as modified by Decree No. 50/2019 (and Decree No. 732/2020, Decree No. 804/2020 and Decree No. 740/2021), these duties are now carried out by the Secretariat of Energy, under the jurisdiction of the Ministry of Economy.

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

The WEM consists of:

1.

a term market, where contractual quantities, prices and conditions are freely agreed upon among sellers and buyers; (however, it should be noted that Resolution No. 95/2013 established the suspension of the incorporation of new contracts in the term market, with the exception of those contracts entered into under certain special regimes, and those contracts that have a differential remuneration regime. Since then, large users of the MEM must purchase their electricity demand directly from CAMMESA);

2.

a spot market, where prices are established on an hourly basis based on the economic production cost, represented by the short-term marginal cost measured at the system’s load center (market node); (however, in practice, this system has suffered significant changes since the year 2002. Purchases made in the spot market vary according to the nature of the buyer: large users, generators and self-generators pay the Spot Price, while distributors pay a seasonal price calculated by CAMMESA and approved by the SE. Seasonal prices are periodically established by CAMMESA and maintained for six-month periods (subject to quarterly adjustments), in order for distributors to pay a stabilized price, and thus be able to transfer it to the tariffs paid by end users. Finally, the electricity remuneration values for generators (Energía Base) are set by the National Executive Power; and

3.	a quarterly stabilization system of spot market prices, intended for the purchases of electric power by distributors.

The following chart shows the relationships among the various actors in the WEM:

Procedures for the Programming of Operation, Dispatch and Price Calculation

For the purposes of implementing the provisions set forth in the Regulatory Framework, a set of regulatory provisions were issued, through former Secretariat of Electric Energy Resolution No. 61 of April 29, 1992, which are referred to as the “Procedures for the Programming of Operation, Dispatch and Price Calculation” (the “Procedures”). The Procedures have been amended, supplemented and extended by subsequent resolutions issued by the relevant authorities.

CAMMESA

CAMMESA is a non-profit corporation. The shareholders of CAMMESA each hold twenty percent stakes and are as follows: the Argentine Government (represented by the Secretariat of Energy) and the four associations representing the different segments of the electric power sector (generation, transmission, distribution and Large Users).

CAMMESA is managed by a board of directors composed of ten regular directors and up to ten alternate directors, which are appointed by its shareholders. Each of the associations that represent the different segments of the electric power sector is entitled to appoint two regular directors and two alternate directors. The two remaining regular directors of CAMMESA are the  current Secretary of Energy, who serves as chairman of the board and an independent member who acts as vice chairman, appointed at a meeting of the shareholders. The decisions adopted by the board of directors of CAMMESA require the affirmative vote of a majority of the directors present at the meeting, including the affirmative vote of the chairman of the board.

CAMMESA is in charge of managing the SADI in accordance with the Regulatory Framework, which includes:

•	determining the technical and economic dispatch of electric power (including determining the schedule of production of all generation plants of a power system to balance the production with the demand) at the SADI;

•	maximizing system security and the quality of electric power supplied;

•	minimizing wholesale prices in the spot market;

•	planning energy capacity requirements and optimizing energy use in accordance with the rules set forth periodically by the Secretariat of Electric Energy; and

•	monitoring the operation of the term market and administering the technical dispatch of electric power under the agreements entered into in that market.

•	acting as agent of the various WEM participants;

•	purchasing and selling electric power from or to other countries by performing the relevant import/export transactions within the framework of existing agreements between Argentina and bordering countries and/or among WEM agents and third parties from bordering countries; and

•	carrying out the commercial administration and dispatch of fuels for the WEM generation plants.

In addition to the responsibilities mentioned above, under current applicable regulations, CAMMESA has been tasked with the role of acquiring and supplying the fuel for the electric power sold under the Energía Base free of cost to the generators.

Since January 1, 2021, and as a result of the implementation of the “GasAr” Plan (Plan Gas IV), the Secretariat of Energy established through Resolution 354/20 dated 12/1/2020, that those authorized Generators to carry out self-management of fuel in the MEM, and therefore not reached by resolutions 95/2013 and 529/2014, they may assign to CAMMESA the operational management of the gas volumes contracted with producers with gas volumes awarded in the Gas Plan IV and / or the gas transportation service / s contracted with Natural Gas carriers and / or Distribution companies, so that said contracts (volumes and transportation of natural gas) are assigned for their consumption in thermal generation in such a way to minimize the total costs of supplying the MEM

CAMMESA’s operating costs are funded by means of the mandatory contributions of all WEM participants.

On the other hand, the Secretariat of Energy, through Resolution 354/20, established, among other things, that as long as the Plan “GasAr” (Plan Gas IV) remains in force, the Generators of the MEM will be able to adhere to the centralized dispatch, assigning to CAMMESA the contracts that they had with natural gas producers or transporters, in order for said contracts to be used by the Dispatch Agency (OED) based on the dispatch criteria.

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

Structure of the Industry

Generation and the WEM

According to Law No. 24,065, electric power generation is classified as an activity of general  interest associated with the provision of the public service of transmission and distribution of electric power but conducted within the framework of a competitive market. As a result of the privatization and incorporation of new market players, the generation sector, even after a consolidation process that took place over the past few years, has a competitive structure with at least five major companies of similar size: (i) Central Puerto; (ii) Endesa Argentina S.A. (which includes Endesa Costanera S.A., Central Dock Sud S.A. and Hidroeléctrica el Colochón S.A.); (iii) Pampa Energía S.A. (which includes Central Térmica Güemes S.A., Central Térmica Loma la Lata S.A., Inversora Piedra Buena S.A., Inversora Diamante S.A., CTG and Inversora Nihuiles, and the plants formerly owned by Petrobras Argentina S.A., which were merged into Pamos Energía S.A.) and (iv) AES Argentina Generación S.A. (which includes Central Térmica San Nicolás S.A. and Hidroeléctrica Alicurá S.A.). In addition, a significant portion of the generation sector is controlled by state-owned and state-controlled companies (e.g., Yacyretá, Salto Grande, Atucha and Embalse and YPF) and other private sector generators (e.g., Orazul, Albanesi and Capex).

Thermal electric power generators (i.e., generation using natural gas, liquid fuels derived from oil, such as gas oil and fuel oil or coal) do not need a concession granted by the government to operate, whereas hydroelectric power generators do need a concession granted by the government to be able to use water sources. Typical terms included in concession agreements include the right to use water resources and facilities for a fixed amount of time (e.g., thirty years), in cases where the dam is owned by the Argentine Government or an Argentine provincial government, and the option to extend or renew the concession period for a fixed number of years. Usually, the concessionaire must make a one-time initial payment to the Argentine Government or an Argentine provincial government in exchange for the rights granted in the concession and periodically must pay a fee and/or royalties to the respective provincial government where the river is located in exchange for the use of this water resource. Normally, these periodic fees vary according to the amount of energy generated.

As of the date of this annual report, following the enactment of Resolution SE No. 95/2013, Large Users operating in the term market purchase electric power through agreements with CAMMESA, except for those power purchase agreements executed  certain special regimes or under the scope of Resolution No. 281/2017 –which created the Renewable Energy Term Market-. See “Item 4.B. Business Overview— The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Schemes” below.

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

CAMMESA is regulated in a manner that is intended to keep operating costs low and to optimize prices. Pursuant to the regulations and procedures enforced by the Secretariat of Energy, CAMMESA applies optimization models in accordance with applicable regulations, based on weather estimates, dam levels, rain forecasts for the following months and the availability of nuclear plants and thermal machines. These optimization models are aimed at keeping operating costs at the lowest possible level while satisfying the expected daily demand for electric power.

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

With respect to demand, CAMMESA calculates the typical hourly consumption curves considering the limitations of the transmission grid, the needs of distributors, Large Users and self-generators that purchase energy in the WEM, and demand from interconnected importing countries that only receive energy if there is excess supply in Argentina.

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

However, in practice, the Spot Market pricing mechanisms have suffered significant changes since 2002 (See “Item 4.B. Business Overview— The Argentine Electric Power Sector— General Overview of Legal Framework—Developments since the Public Emergency Law No. 25,561”).

The Stabilization Fund

Energy prices are passed on to end-users through the public utility distribution companies. To fix prices for end-users, CAMMESA analyzes electric power supply and demand for the period for which the price is being calculated. The seasonal price is a fixed quarterly price. The Regulatory Framework created the Stabilization Fund that absorbs the differences between the seasonal price and the spot price in the WEM. When the seasonal price is higher than the spot price, there is an accumulated surplus in the Stabilization Fund. Any surplus is used to offset any losses resulting from periods during which the spot price has been higher than the seasonal price.

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

Resolution No. 6/16 issued by the former Ministry of Energy and Mining on January 27, 2016, sought to gradually implement a standardization program of several macroeconomic variables, foster the efficient and rational use of electric power and ensure that the appropriate conditions are in place to benefit from private sector investments in the sector’s activities and segments. Pursuant to this resolution, the former Ministry of Energy and Mining acknowledged the gap between actual costs and prevailing prices. However, on the basis of social policy, the former Ministry of Energy and Mining had fixed a new seasonal price for the WEM that is was below actual supply costs, and thereafter, seasonal prices continued to be regularly approved by the relevant authorities. Recently, seasonal prices have been approved by means of Resolution SE No. 40/2022.

The former Ministry of Energy and Mining also created incentives for residential customers to save electric power, which consist of lower tariffs for users who reduce their consumption over a given period compared to the same period during the previous year and fixed a social tariff to be applied to certain sectors of demand.

Import and Export Transactions

Pursuant to Decree No. 974/97, import and export transactions are conducted through the TEII (Sistema de Transporte de Energía Eléctrica de Interconexión Internacional), a public service subject to the concession granted by the former Secretariat of Electric Energy. Under such system, through Resolution No. 348/99, the former Secretariat of Electric Energy granted Interandes Sociedad Anónima a concession for the TEII through the Güemes Transmission System, which connects the Central de Salta Thermal Generation plant located in Güemes, Salta, with the Sico Border Crossing, on the border with the Republic of Chile.

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

Electricity transmission is comprised of (i) a high-voltage transmission system (operated by the company Transener, which is currently co-controlled by the Eling Group, Transelec and Integración Energética Argentina S.A. -formerly known as ENARSA), which connects the main electric power production and consumption areas allowing the transmission of electric power between different Argentine regions and (ii) several regional trunk systems, which transmit electric power within a particular region and connect the generators, distributors and Large Users that operate in such region.

Electricity distribution is regulated only at the federal level for the City of Buenos Aires and the districts in the metropolitan areas of Greater Buenos Aires. EDENOR operates in the northern area of both the City of Buenos Aires and Greater Buenos Aires, and EDESUR operates in the southern area of both the City of Buenos Aires and Greater Buenos Aires. In the rest of the country, the electric power distribution service is regulated at the provincial level and subject to concession granted by provincial authorities. Section 124 of Law No. 27,467 established that both EDENOR and EDESUR would be transferred to the regulatory jurisdiction of the Province of Buenos Aires and the City of Buenos Aires, as applicable. However, such transfer was not implemented, and was later suspended by the Solidarity Law that established that the ENRE will retain its regulatory powers over such companies for as long as the emergency declared by such law remain in force.

Transmission services are rendered by concessionaires that operate and use high and medium voltage transmission lines. Transmission services consist of the transformation and transmission of electric power from generators’ delivery points to distributors or Large Users’ reception points. Law No. 24,065 provides that energy transmission companies must be independent from other WEM participants and prohibits them from purchasing or selling electric energy.

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

In December 2019, the Solidarity Law froze tariffs applied by distribution and transmission companies under federal jurisdiction for a 180-day period, at the values effective as of December 23, 2019. In addition, the Solidarity Law empowered the Executive branch to renegotiate tariffs effective as of such date aiming to reduce the tariff burden placed on households, stores and industrial facilities for the year 2020.

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

On March 4, 2021, ENRE Resolutions No. 53/2021, 54/2021, 55/2021, 56/2021 and 57/2021 were published in the Official Gazette, calling for public hearings in order to inform and hear opinions regarding the “Transition Tariff Regime” of the following companies, respectively: EDENOR and EDESUR; TRANSENER; TRANSBA and DISTROCUYO; TRANSPA, TRANSCO and EPEN; TRANSNEA and TRANSNOA. The public hearing of EDENOR and EDESUR was held on March 30, 2021, and the other hearings took place on March 29, 2021.

On April 30, 2021, the ENRE issued Resolutions No. 106 and 107, through which the values of the Distribution Cost and the values of the tariff chart of EDESUR (106) and EDENOR (107) were approved, effective as from May 1, 2021 (Transition Tariff Regime).

On August 9, 2021, the ENRE issued Resolutions No. 262/2021 (amended by Resolution No. 265/2021) and No. 263/2021 (amended by Resolution No. 266/2021), whereby the tariff charts of EDENOR and EDESUR, respectively, were approved, effective as from August 1, 2021.

On November 19, 2021, ENRE Resolution 491/2021 was published in the Official Gazette, approving the Injection Tariffs for User-Generators of the concession areas of EDENOR and EDESUR S.A., effective as of August 1, 2021.

On January 27, 2022, Resolution No. 28/2022 of the Secretariat of Energy was published in the Official Gazette. The Secretary instructed the ENRE to include the treatment of the seasonal reference prices of the Stabilized Energy Power and the Stabilized Price of Transportation in the WEM and for the WEM of the Tierra del Fuego System, as part of the public hearings to be held within the framework of the transitional adjustments of tariffs of the Public Service of Electric Energy Transportation of national scope, the treatment of the seasonal reference prices of the Stabilized Power, Stabilized Energy and the Stabilized Price of Transportation in the WEM and for the WEM of the Tierra del Fuego System, in order to broaden the dissemination of the respective information and facilitate a greater participation of the users of the electric service of the different jurisdictions in the treatment of such matter.

By means of Resolution No. 25/2022, the ENRE proceeded as instructed: it called for a Public Hearing in order to inform and hear opinions regarding: (i) the treatment of the determination of the seasonal reference prices of Power, Stabilized Energy in the WEM, as well as the Stabilized Price of Transportation and for the WEM of the Tierra del Fuego System; (ii) the proposals of the electric power transmission and distribution public service concessionaires, aimed at obtaining a transitory adjustment of tariffs, within the Integral Tariff Review renegotiation process and prior to defining the tariffs to be applied by the concessionaires. The Public Hearing was held on February 17, 2022.

On February 4, 2022, ENRE Resolutions No. 41/2022 and No. 42/2022 were published in the Official Gazette. These resolutions approved the new tariff scheme to be applied by EDENOR and EDESUR, respectively, as from February 1, 2022. They also set forth that the average tariff value -as of February 1, 2022-, is 5.452 Pes./kWh for EDENOR, and 5.362 Pes./kWh for EDESUR.

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

Traders

Since 1997, traders have been authorized to participate in the WEM by intermediating block sales of energy. Currently, there are thirty-one authorized traders in the WEM.

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

The horizontal restrictions applicable to electric power distribution companies are the following:

1.

two or more distribution companies can merge into or be part of a same economic group only if they obtain an express approval from the ENRE; such approval is also necessary when a distribution company intends to acquire shares in another electric power distribution company; and

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

The contract renegotiation process provided for by the Public Emergency Law for public contracts subject to federal jurisdiction, including the concessions granted for electric power transmission and distribution in the City of Buenos Aires and La Plata, progressed very slowly. After more than five years of negotiations, electric power transmission and distribution companies reached an agreement with the Argentine Government with the participation of the UNIREN, which was created within the scope of the Ministry of Economy and the former Ministry of Federal Planning, Public Investment and Services. As a result of these negotiations, transmission tariffs were subject to the abovementioned limited and small-scale increases.

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

To overcome these problems and consider the forecasts of the future increase in demand, the Argentine Executive branch launched different programs and policies promoting the availability of new generation capacity. For example, the Energía Plus and Energía Distribuida programs were implemented to encourage private sector investments in new generation facilities, allowing owners to sell the energy produced at prices sufficient to cover the cost of the projects plus a reasonable profit. The purpose of these measures is not only to overcome the energy shortage situation but also to add installed capacity to satisfy the steady growth in demand that is expected in the short and medium term.

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

Resolution SE No. 146/2002

Resolution SE No. 146 of October 23, 2002, provides that any generator that needs to perform major or extraordinary maintenance works and needs resources for such works may request financing, subject to the availability of funds and the performance of the conditions set forth by such rule.

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

2.

GUMAs, GUMEs and large customers of distribution companies (in all cases with consumption equal or higher than 300 kilowatts) are allowed to satisfy any consumption in excess of their base demand (equal to their demand in 2005) with energy from the Energía Plus service, consisting of the supply of additional energy generation from new generators and generation agents, co-generators or self-generators that are not agents of the WEM or who, as of the date of publication of the resolution, were not interconnected with the WEM. The price required to pay for excess demand, if not previously contracted for under the Energía Plus, was originally fixed to be equal to the marginal cost of operation. The marginal cost is equal to the generation cost of the last generation unit transmitted to supply the incremental demand from electric power at any given time. With the Energía Plus, the price has been amended to for GUMAs and GUMEs and has been maintained for large customers of distribution companies for their excess demand (Note No. 111/16 issued by the Secretariat of Electric Energy).

Distributed Energy (Energía Distribuida)

Resolution 220/07

Pursuant to Resolution No. 220/07, the Secretariat of Energy authorized the execution of Power Purchase  Agreements (“PPAs”) between the WEM (represented by CAMMESA) and companies that offer additional generation to the system (i.e., the so-called offer of additional generation and associated energy from generation, co-generation and self-generation agents that, as of the date of publication of the resolution, were not WEM agents or did not have the generation facilities to commit to such supply). PPAs are applicable to all such projects for additional energy generation that involved the participation of the Argentine Government or IEASA or those that be determined by the former Ministry of Federal Planning, Public Investment and Services (currently, the Secretariat of Energy).

Resolution No. 220/07 sets forth the standard terms of PPAs, including:

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

5.

Remedies: The PPAs must include remedies for breach based on the effect that the unavailability of the units committed under the PPAs may have on the proper supply of the electric power demand in the SADI.

6.	Dispatch: The machines and plants assigned to the PPAs will generate electric power to the extent they are dispatched by CAMMESA.

Furthermore, such resolution details the requirements that the additional generation offers must meet for an PPA to be executed. The respective investment projects must be submitted to the Secretariat of Electric Energy and include the following information: (i) the units to be approved that will assume the commitment; (ii) guaranteed availability of the units; (iii) the offered duration of the PPAs; (iv) the effective term of the offer; (v) the availability of capacity committed for the period offered in MW; the former Secretariat of Electric Energy may establish committed capacity value limits; and (vi) a breakdown of fixed and variable costs, in particular, those related to the funding used for the installation of the new capacity offered and supporting documents of such breakdown, along with backing documentation.

Based on the information provided, the Secretariat of Electric Energy must evaluate the submitted offers and inform CAMMESA of those that are accepted for contracts, expressly stating the annual payment amount for the installation costs to be considered and/or the calculation method to be applied for such purposes, as well as the fixed or variable costs associated with the PPAs. The Secretariat of Electric Energy then must send CAMMESA the text of the contract to be executed and the methodology that should be used for its inclusion in the economic transactions of the WEM.

The capacity assigned and the energy supplied in connection with the PPAs will be compensated by means of a monthly payment calculated based on the annual installation costs to be considered, and the fixed and variable costs required for the proper operation of the committed equipment, based on a method that must be defined in the relevant agreement.

The generation agents that are parties to the PPAs must meet all the requirements set forth in the Procedures, including determining the variable production costs and water costs of the units committed in accordance with the methods in force and the maximum costs acknowledged pursuant to Resolution No. 220/07.

As long as Resolution SE No. 406/2003 is applicable, the payment obligations under the PPAs will have the payment priority provided in subsection (e) of Section 4 of Resolution SE No. 220/07.

To reduce the risk arising from payment for sales under the PPAs, the costs associated with such agreements must have payment priority over the receivables of other agents in the market. In this context, the order of priority to be applied for the settlement of payment obligations derived from such contracts must be equal to or higher than thermal generators’ obligations in respect of operating costs. In other words, the recovery of costs associated with the PPAs must have at least the same priority level as the recovery, for instance, of the costs of fuel used for the generation of electric power that is already installed.

Pursuant to Resolution SE No. 1836/07, the former Secretariat of Energy instructed CAMMESA to execute with IEASA the PPAs pertaining to energy projects located in specific sites communicated in each case by such secretariat, approving, as Annex I, the sample contract to be executed and providing for the specific conditions of each PPA that should be approved by the former Secretariat of Electric Energy.

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

(c)	Profits from supplying electricity to the grid by user-generators with up to 300kw of contracted capacity, in compliance with the regulations, will be exempt from income tax and value added tax.

The current enforcement authority of the Promotion Regime is the Secretariat of Energy. Among other things, such authority is empowered to: (i) establish the technical and administrative standards for the approval of distributed energy projects; (ii) establish the requirements to be fulfilled to authorize the connection to the grid requested to distributors by user-generators; (iii) establish the value of the tariff for the supply of electricity through distributed energy projects; (iv) establish the general guidelines of the Distributed Electricity Generation Agreements to be executed among distributors and users-generators.

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

Finally, the Promotion Regime also sets forth the “Régimen de Fomento para la Fabricación Nacional de Sistemas, Equipos e insumos para la Generación Distribuida a partir de fuentes renovables” (“FANSIGED”), currently under the scope of the Ministry of Productive Development.

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

Tariff Scheme – ENRE Resolution No. 189/2019

ENRE Resolution No. 189/2019 approved the applicable tariffs to User-Generators for the supply of energy to the grid as of May 2019, valued in Argentine pesos per hourly kilowatt ($/kwh).

On November 19, 2021, ENRE Resolution 491/2021 was published in the Official Gazzette, approving the Injection Tariffs for User-Generators of the concession areas of EDENOR and EDESUR S.A., effective as of August 1, 2021.

The National Program

The former Secretariat of Electric Energy issued Resolution No. 724/2008, which authorized the execution of WEM committed supply agreements associated with the repair or repowering of diesel generation groups and related equipment with WEM generation agents. The compensation to be received by the seller will be paid according to the payment priority provided in subsector “I” of Section 4 of Resolution SE No. 406/03.

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

Within this framework, the Argentine Government has provided that CAMMESA and the WEM generation agents to be determined by the former Ministry of Energy and Mining may enter into electric power supply agreements in respect of the energy generated by the hydroelectric works that are part of the National Program. One of the purposes of the supply agreements for hydroelectric works is to repay the investments made and the loans used to complete all hydroelectric works included in the National Program.

The standard term of such agreements may be of up to 15 years, but such agreements may be extended by the former Ministry of Energy and Mining. Upon expiration of such term, each hydroelectric plant that is part of the National Program may sell the energy generated by it at the price then specified by the WEM.

The terms and conditions of the agreements were determined by the former Secretariat of Electric Energy taking into account principles of economic reasonableness, equity and operating benefits for the electric power system as a whole, according to which it will qualify the hydroelectric works to be executed within the scope of the National Program.

PPAs with IEASA (former ENARSA)

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

The main characteristics of these sample contracts approved by Resolution SE No. 712/09 are the following:

1.	The energy supplied must be generated by designated units in conformity with CAMMESA’s dispatch requirements and must be adequate for the generator’s capacity.

2.	The term of the contracts must be for a maximum of 15 years, which may be extended for a maximum term of 18 additional months.

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

4.

A guarantee fund will be established to ensure the performance of the obligations under the PPAs, which shall be set up by CAMMESA, until reaching a limit of 10.00% of the future obligations assumed under each of the contracts at which point the fund ceases to accumulate funds

Resolution SE No. 108/2011, dated April 13, 2011, authorized the execution of new PPAs between CAMMESA, on behalf of the WEM, and certain parties offering availability of electric power generation using the renewable sources set forth in Law No. 26,190 that meet the following requirements:

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

The remuneration is paid on a monthly basis in U.S. dollars and is determined based on the costs and annual income acknowledged by the former Secretariat of Electric Energy. For such purposes, the fixed and variable installation costs required for the proper operation of the committed equipment shall be considered based on the method determined in each PPA.

Both  Resolutions 712/2009 (except Annex 39 and 40) and 108/2011 of the Secretariat of Energy were repealed by the former Ministry of Energy and Mining, by means of Resolution  202-E/2016.

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

3.

establishes the FODER as a trust fund for which the Argentine Government serves as the trustor, Banco de Inversión y Comercio Exterior (BICE) serves as the trustee and the owners of the approved investment projects are the beneficiaries. The trust fund must allocate the trust assets to extend credit, make capital contributions and acquire all such other financial instruments as required for the execution and financing of eligible projects involving electric power generation from renewable sources; and

85

4.

establishes obligations for Large Users and large demand: clients of electric power distribution providers or distribution agents with capacity demand equal to or higher than 300 KW must meet gradual goals through self-generation or otherwise purchase such electric power from generators (directly or through electric power distributors or brokers or from the wholesale market operator CAMMESA), at a price which may not exceed an average of US$113/MWh until March 30, 2018, and thereafter at a price determined by the former Ministry of Energy and Mining. In this respect the former Ministry of Energy and Mining by means of Resolution 281-E/2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies.

Pursuant to Decree No. 531/16, the Argentine Government set forth general guidelines and principles for the development of energy projects, by delegating the procedures for compliance with energy goals, bids or auctions for the implementation of the FODER to the former Ministry of Energy and Mining, particularly to the Undersecretary of Renewable Energies. The most important aspects of these regulations are as follows:

1.	The former Ministry of Energy and Mining must be the enforcement authority of the law. (currently the Secretariat of Energy).

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

Tax Benefits Under Law No. 26,190

The former regime includes the following tax benefits:

•	Early refund of the VAT on the project’s new depreciable assets: the VAT as invoiced to the beneficiaries on the purchase, production, manufacture or final import of capital goods or the execution of infrastructure works shall be credited against other taxes by the AFIP as soon as at least three fiscal periods have elapsed, as counted from the fiscal period in which the investments were made, or it shall be recoverable in the term provided upon approving the project, under conditions and with the guarantees set forth in that respect.

•	Accelerated asset depreciation for purposes of income tax: the beneficiaries may apply depreciations on the investments associated with the projects subsequent to their approval and under the terms set forth therein. These depreciations are subject to a differential treatment depending on their timing, within the first, second or third twelve-month period after project approval. This alternative is subject to the condition that the assets are to remain as property of the project holder for at least three years.

•	Non-calculation of the minimum presumed income tax provided by Law No. 25,063 on the assets allocated to the projects initiated under the system created by the renewable energy law: this benefit applies to the three fiscal periods preceding the completion of the relevant project. The assets must be connected to the relevant project and must be acquired by the company after the approval of the project. Pursuant to Law No. 27,260, passed by the Argentine Congress on June 29, 2016, the minimum presumed income tax was eliminated for tax periods beginning as of January 1, 2019.

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

Tax benefits under Law No. 27,191

Law No. 26,190, as amended by Law No. 27,191, together with Decree No. 531/2016 and the regulations of the Ministry of Mining and Energy, set forth the National Promotional Regime for the Use of Renewable Sources of Energy (the “Promotional

Regime”). The Promotional Regime includes the following tax benefits:

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

4.

A 10% exemption on tax on the dividends distributed by the companies that own the projects subject to the Promotional Regime, which are reinvested in new infrastructure projects within Argentina. However, this benefit would not apply to the tax created by Law No. 27,430, as amended. In addition, due to the amendments introduced by Law No. 27,630, dividends originated in profits obtained during fiscal years initiated after January 1, 2021 onward would be subject to a 7% income tax withholding on the amount of such dividends.

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

RenovAR (Round 1, Round 1.5 and Round 2): Bidding Process for Renewable Energy Generation Projects

After carrying out a public consultation period to submit comments and suggestions to the preliminary version of the bidding terms and PPAs and due to the proximity of the period for submitting bids to the “Round 1” from the RenovAR Program, Presidential Decree No. 882/16, published on July 22, 2016, in the Official Gazette on the grounds of “necessity or urgency,” which decree has modified and established different precisions regarding the legal framework for the Promotional Regime.

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

87

5.

Choice of Forum: In the event of any dispute concerning the interpretation or execution of the PPAs for disputes arising out of the contracts signed between the Argentine Government or the FODER with the beneficiaries of the Promotional Regime, alternative dispute resolution methods from Argentina or abroad can be included in the PPAs.

6.

FODER: As a result of the Decree No. 13/2015 in which the former Ministry of Energy and Mining was established, the Decree No. 882/16 replaced paragraphs 2, 3, 7, 8 and 9 of Section 7 of Law 27,191 and proceeded to modify the Argentine Government’s role in the FODER, establishing the former Ministry of Energy and Mining as trustor and trustee of the FODER. It also granted power to the Minister of Energy and Mining (or his designee or replacement) to approve the trust agreement of the FODER and sign the trust agreement with the trustee.

7.

Guarantee of payment for put option: The decree empowers the Ministry of Treasury and Public Finance to issue and deliver treasury bills to the FODER (up to a maximum nominal value of US$3,000,000,000 or its equivalent in other currencies) for and on behalf of the former Ministry of Energy and Mining and to guarantee the payment in the event that the owner exercises the put option and sells the generation plant.

Resolution No. 136/16, issued by the former Ministry of Energy and Mining and published in the Official Gazette on July 26, 2016, launched the public auction process for submitting bids for Round 1 of the RenovAR Program. Resolution No. 136/16 also approved both the bidding terms and conditions of the above-mentioned auction and the PPAs with CAMMESA.

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

3.

Buyer: CAMMESA, on behalf of the distribution agents and Large Users of the WEM (until such role is reassigned among distribution agents or Large Users of the WEM), to meet the goals of renewable energy source contribution set since December 31, 2017, for the demand of electric power in the WEM.

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

Pursuant to Resolution No. 213-E/16 of the Minister of Energy and Mining, the results of the tender were published on October 7, 2016. A total of 29 projects with a total installed capacity of 1,141.51 MW, located in nine different provinces were awarded:

•	12 wind projects for a total installed capacity of 707 MW, with a weighted average price of US$59.39/MWh, a minimum price of US$49.10/MWh and a maximum price of US$67.20/MWh;
•	four solar projects for total installed capacity of approximately 400 MW, with a weighted average price of US$59.75/MWh, a minimum price of US$59.00/MWh and a maximum price of US$60.00/MWh;
•	five small hydro projects for total installed capacity of 11.37 MW, all at a price of US$105/MWh;
•	six biogas projects with a total installed capacity of approximately 8.64 MW, with a weighted average price of US$154 /MWh, a minimum price of US$118/MWh and a maximum price of US$160/MWh; and
•	two biomass projects, for a total installed capacity of 14.5 MW, both at a price of US$110/MWh.

Round 1.5 of the RenovAr Program: Public Bid Process for New Renewable Energy Generation Units

In October 2016, the former Ministry of Energy and Mining also issued Resolution No. 252-E/16, calling for national and international bids under round 1.5 of the RenovAr Program to auction an additional 600 MW of renewable energy (400 MW of wind and 200 MW of solar). On November 11, 2016, CAMMESA began analyzing the technical aspects of the bids that were filed, which included 47 projects totaling 2,486.4 MW.

Pursuant to Resolution No. 281-E/16 of the Minister of Energy and Mining, the results of the tender were published on November 25, 2016. A total of 30 projects with a total installed capacity of 1,281.53 MW, located in 12 different provinces were awarded:

•	ten wind projects for a total installed capacity of 765.35 MW, with a weighted average price of US$53.34/MWh, a minimum price of US$46/MWh and a maximum price of US$59.38/MWh; and
•	20 solar projects for total installed capacity of approximately 516.18 MW, with a weighted average price of US$54.94/MWh, a minimum price of US$48.00/MWh and a maximum price of US$59.20/MWh.

Round 2 of the RenovAr Program: Public Bid Process for New Renewable Energy Generation Units

Following Rounds 1 and 1.5 of the RenovAR Program, the former Ministry of Energy and Mining pursuant to Resolution No. 275/17, launched Round 2 of the program on August 17, 2017 and granted awards in the amount of 2,043 MW of renewable power capacity.

We submitted bids for Round 2 of the RenovAR Program on October 19, 2017 and, on November 29, 2017, we were awarded a wind energy project called, “La Genoveva I,” which allowed us to add an additional capacity of 86.6 MW to our portfolio.

Round 2.5 of the RenovAr Program: Public Bid Process for New Renewable Energy Generation Units

After Round 2.0, the former Ministry of Energy and Mining issued Resolution No. 473/2017 of November 30, 2017, which launched Round 2.5. The companies invited to participate in this new round were those companies that filed bids in Round 2.0 and were unsuccessful due to a small margin.

As a result of Round 2.5 by means of Resolution 488-E/2017 of the former Ministry of Energy and Mining, issued on December 19, 2017, 22 additional projects (totaling 634.3 MW of projected power) were awarded.

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

 (1)  The companies that were awarded with project during the bidding process were authorized pursuant to the conditions of such bidding process to introduce minor changes in the power capacity of the project

Changes to the Electric Power Sector under the previous Administration

On December 15, 2015, the Executive branch declared a state of emergency with respect to the Argentine electric power sector until December 31, 2017. Pursuant to Decree No. 134/2015, the former Ministry of Energy and Mining (as well as its successors) must:

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

The former Ministry of Energy and Mining set forth Resolutions No. 6 and No. 7 under this scheme.

Additionally, on October 31, 2017, the Executive branch issued Decree No. 882/2017 ordering the restructuring of the Argentine Government’s energy sector assets aimed at the reduction of government participation.

Pursuant to the Decree 882/2017, the former Ministry of Energy and Mining was mandated to execute the merger of ENARSA and Emprendimientos Energéticos Binacionales S.A (EBISA). EBISA is a company responsible for selling the electricity generated by certain binational energy projects in which the Argentine Government is a party. In accordance with the provisions of such decree, ENARSA would absorb EBISA and would change its name to IEASA. Through Resolution 11-E/2018, the former Ministry of Energy and Mining instructed the boards of directors of the aforementioned companies to carry out all diligences necessary to perform the merger.

According to Decree No. 882/2017, IEASA will also be responsible for continuing certain energy infrastructure public work projects previously performed by the former Ministry of Energy and Mining (acting as a contracting entity). Pursuant to such decree, the former Ministry of Energy and Mining can also assign to IEASA with any other public work project to be performed by such ministry.

Through Decree No. 882/2017, the Executive branch granted IEASA a concession to develop the Condor Cliff and La Barrancosa hydroelectric power plants.

Decree No. 882/2017 also instructed the former Ministry of Energy and Mining (acting as a shareholder of IEASA), to implement the necessary measures so that IEASA sells, assigns or transfers its assets, rights and/or shares (as the case may be) related to Ensenada Barragan, Brigadier López and Manuel Belgrano II thermal power plants and Compañía Inversora de Transmisión Eléctrica CITELEC S.A.

Pursuant to Decree No. 882/2017, the former Ministry of Energy and Mining was also instructed to implement the necessary measures and procedures to execute the sale, assignment or transfer (as the case may be) of (i) the Argentine Government’s shares in Central Puerto S.A equity and the equity of other energy companies (Central Dique S.A, Central Térmica Güemes S.A, Centrales Térmicas Patagónicas S.A, TRANSPA and Dioxitek S.A), (ii) the rights held by the Argentine Government regarding the following power plants, companies and shares: Termoeléctrica Manuel Belgrano, Termoeléctrica José de San Martín (Central Timbúes), Termoeléctrica Vuelta de Obligado and Termoeléctrica Guillermo Brown.

The subsequent sales and transfers must contemplate public and competitive procedures which must protect the rights established in the companies’ bylaws and related corporate and contractual documentation.

The bidding terms and conditions of the bidding contest to transfer Ensenada Barragan and Brigadier Lopez power plants were approved by means of Resolution No. 289/2018 of the former Ministry of Energy. We submitted offers for both power plants, and on February 27, 2019, and we were notified that we had been awarded Brigadier López Power Plant, which was effectively transferred on June 14, 2019.

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

The Brigadier López Plant has a 280.50 MW Siemens gas turbine installed. It is expected that such gas turbines will be supplemented with a boiler and a steam turbine to complete the combined cycle, which will allow the Brigadier López Plant  to generate 420 MW in the aggregate. The installation of all necessary items for the completion of the combined cycle have not been finalized as of the date of this annual report (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants) .

Under the above-mentioned trust agreement (the “Brigadier López Financial Trust Agreement”), Central Puerto replaced IEASA as the trustor of the Brigadier López Financial Trust Agreement, and BICE Fideicomisos is the trustee. The financial debt balance of the trust as of June 14, 2019, was US$154,662,725. The amount paid on June 14, 2019, amounted to US$165,432,500, formed by a cash amount of US$155,332,500, plus an amount of US$10,100,000 settled through the assignment of LVFVD to IEASA.

Under the terms of the trust agreement, the financial debt accrues interest at an annual rate equal to the greater of (i) LIBOR plus 5% or (ii) 6.25% and amortizes principal on a monthly basis. BICE Fideicomisos as the trustee, is in charge of the administration, and pays such debt, using for that purpose the proceeds from certain components of the sales of Brigadier Lopez power plant that were assigned to the Brigadier López Financial Trust Agreement and are paid monthly directly from CAMMESA to the Brigadier López Financial Trust Agreement. Additionally, there is a reserve account founded, for a total amount of two monthly debt services. In case of insolvency by the Brigadier López Financial Trust Agreement, creditors have no recourse against other assets of Central Puerto.As of the date of this annual report, this financial debt has been cancelled.

Changes to the Electric Power Sector under the current Administration

As of the date of this annual report, the following measures have been adopted in the electric power sector since the elected administration took office on December 10, 2019:

•	The Governmental Secretariat of Energy –under the jurisdiction of the former Ministry of Treasury- was reorganized as the Secretariat of Energy –within the scope of the Ministry of Economy
•	By means of the Solidarity Law, tariffs applied by distribution and transmission companies under federal jurisdiction were frozen for 180 days, at the values in force as of the day in which the law came into force (December 21st, 2019). This measure was extended by means of Decree No. 543/2020 (180 days) and Decree No. 1020/2020 (90 days, or until the new tariff regimes enter in force).
•	The Executive branch was empowered to renegotiate tariffs effective as of December 21, 2019, with the aim of reducing the tariff burden placed on households, stores and industrial facilities for 2020 and said process was formally began by the ENRE.
•	By means of the Solidarity Law, the National Executive branch was empowered to intervene the ENRE board of directors per one year. This measure was implemented by means of Decree No. 277/2020 and extended by means of Decree No. 1020/2020 (until December 31, 2021) and Decree No. 871/2021 (until December 31, 2022).
•	The transfer of EDENOR and EDESUR to the jurisdictions of the City of Buenos Aires and the Province of Buenos Aires, as applicable, was suspended. Therefore, such companies still remain under the regulatory power of the national government
•	On December 27, 2019, the Ministry of Productive Development issued Resolution MDP No. 12/2019, repealing Resolution SGE No. 70/2018 and restoring Art. 8 of Res. SE 95/2013. Beginning in January 2020, CAMMESA became the only fuel supplier for generation companies, except for (i) thermal units that had prior commitments with CAMMESA for energy supply contracts with their own fuel management and (ii) thermal units under the Energía Plus regulatory framework, authorized under Resolution SE No.1281/05 to supply energy to large private users.
•	On February 27, 2020, the Secretariat of Energy issued Resolution 31/20 applicable from February 1, 2020, which replaces the regulatory framework for Energía Base, changing the energy and power capacity prices for the units under this regulatory framework. For the details of this regulation see “Item 4.B. Business Overview—The Argentine Electric
•	Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”
•	Resolution Secretariat of Energy 354/2020. Through this resolution it was established, mainly among other things, that as from the validity of the “GasAr” Plan (Plan Gas IV), the MEM Generators will be able to adhere to the centralized dispatch, assigning to CAMMESA the operational management of the contracts that these have with producers awarded with gas volumes in the Plan Gas IV and / or with natural gas transporters and / or distributors, so that said contracts are used by the Dispatch Agency (OED) in order to minimize total costs supply criteria for the MEM dispatch criteria and for a given priority of dispatch of natural gas according to its origin (Natural Gas from Plan Gas IV natural gas imprinted from Bolivia by IEASA, LNG and the rest of natural gas in local basins outside the Plan Gas IV). In particular, Res. 354 also established that generating agents that have obligations to supply their own fuel within the framework of Resolution No. 287/2017, will have the option to nullify the aforementioned obligation, having to preserve the maintenance of the respective transport capacity for the purposes of its management in the centralized dispatch, as long as CAMMESA determines the convenience of having it.

91

●

On January 19, 2021, the ENRE initiated, with the enactment of Resolutions 16/2021 and 17/2021, the proceedings for the transitory adjustments of the tariffs of the public utilities of distribution and transportation of energy, with the purpose of establishing a Transitional Tariff Regime, until a Final Renegotiation Agreement is reached.

●	On January 21, 2021, the SE created through Resolution 40/2021 two regimes:

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

•	Both regimes will be implemented through the signing of particular “Actas Acuerdo” that will be signed between the electric power distributors agents of the WEM and its granting authority and/or control entity and the SE, where the treatment of the entirety of the comprised debt and the obligations to which the distributor will be subject.

•	By means of Resolution No 53/2021, issued on March 3, 2021, the ENRE called for a public hearing to discuss the “Transition Tarff Regime” to be applied by EDENOR and EDESUR, all within the integral tariff revision process

•	Later, on March 5, 2021, ENRE issued Resolution 58/2021. Through this Resolution, ENRE instructed EDENOR and EDESUR issue the invoices for the electricity distribution public service including only the amounts due for consumption in the invoiced period, and separately, inform debts originated or accrued during the mandatory quarantine (ASPO) and the social distancing measure (DISPO), without contemplating interests. It also ordered both distributors to refrain from suspending the supply of their services due to amounts owed up to February 28, 2021.

•	On April 30, 2021, the ENRE issued Resolutions No. 106 and 107, through which the values of the Distribution Cost and the values of the tariff chart of EDESUR (106) and EDENOR (107) were approved, effective as from May 1, 2021 (Transition Tariff Regme).

•	On August 9, 2021, the ENRE issued Resolutions No. 262/2021 (amended by Resolution No. 265/2021) and No. 263/2021 (amended by Resolution No. 266/2021), whereby the tariff charts of EDENOR and EDESUR, respectively, were approved, effective as from August 1,2021.

•	On November 19, 2021, ENRE Resolution 491/2021 was published in the Official Gazette, approving the Injection Tariffs for User-Generators of the concession areas of EDENOR and EDESUR S.A., effective as of August 1,2021.

•	On January 27, 2022, Resolution No. 28/2022 of the Secretariat of Energy was published in the Official Gazette. The Secretary instructed the ENRE to include the treatment of the seasonal reference prices of the Stabilized Energy Power and the Stabilized Price of Transportation in the WEM and for the WEM of the Tierra del Fuego System, as part of the public hearings to be held within the framework of the transitional adjustments of tariffs of the Public Service of Electric Energy Transportation of national scope, the treatment of the seasonal reference prices of the Stabilized Power, Stabilized Energy and the Stabilized Price of Transportation in the WEM and for the WEM of the Tierra del Fuego System, in order to broaden the dissemination of the respective information and facilitate a greater participation of the users of the electric service of the different jurisdictions in the treatment of such matter.

•	By means of Resolution No. 25/2022, the ENRE proceeded as instructed: it called for a Public Hearing in order to inform and hear opinions regarding: (i) the treatment of the determination of the seasonal reference prices of Power, Stabilized Energy in the WEM, as well as the Stabilized Price of Transportation and for the WEM of the Tierra del Fuego System; (ii) the proposals of the electric power transmission and distribution public service concessionaires, aimed at obtaining a transitory adjustment of tariffs, within the Integral Tariff Review renegotiation process and prior to defining the tariffs to be applied by the concessionaires. The Public Hearing was held on February 17, 2022.

•	On February 4, 2022, ENRE Resolutions No. 41/2022 and No. 42/2022 were published in the Official Gazette. These resolutions approved the new tariff scheme to be applied by EDENOR and EDESUR, respectively, as from February 1, 2022. They also set forth that the average tariff value -as of February 1, 2022-, is 5.452 Pes./kWh for EDENOR, and 5.362 Pes./kWh for EDESUR.

Call for Bids for New Thermal Generation Capacity and Associated Electricity Generation

Pursuant to Decree No. 134/15 and Resolution No. 6/16 set forth by the former Ministry of Energy and Mining, the Secretariat of Electric Energy issued Resolution No. 21/16 (“Resolution No. 21”) calling for bids for thermal generation capacity and associated electric power generation. The energy was to be made available in the WEM to meet essential demand requirements beginning with the following seasons: summer 2016/2017, winter 2017 and summer 2017/2018.

Resolution No. 21 provided for the following bid specifications:

1.

Bids may only be submitted to CAMMESA by such parties that already were or had simultaneously submitted an application to the Secretariat of Electric Energy to become, generation, co-generation or self-generation agents of the WEM under the terms of the Procedures.

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

6.

There was no pre-established ceiling for the capacity of power that could be offered, and the location of the projects could be freely chosen, but both the capacity and the location of the projects was limited by the capacity of the transmission system and the supply of fuel.

7.

For each generating unit at the proposed interconnection spot, bidders had to offer a price for power availability (expressed in U.S. dollars per month) and a price for the electric power generated (expressed in U.S. dollars per hour), estimating the value of non-fuel related variables for each type of fuel on which the power plant was able to run, and the related committed maximum specific consumption stated in kilocalories per kilowatt-hour.

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

The bids submitted are required to be reviewed by CAMMESA following the methodology established by the Secretariat of Electric Energy. This methodology included following a streamlined simulation model of the expected operation of the generation units committed in each bid, considering certain requirements set forth by Resolution No. 21. The bid assessment process is required to consider the risks of undelivered electric power expected for the summer 2016/2017, winter 2017 and summer 2017/2018, estimating the value the early incorporation of the generation capacity being offered would have for the electric power system. Bids are required to be ordered and selected based on the increasing costs each of them would have on the electric power system. CAMMESA is required to assess and report to the Secretariat of Electric Energy the costs that each of the bids deemed acceptable under the approved methodology would represent for the system and, if applicable, the bids that have been excluded at such stage for their failure to meet the bid specifications.

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

Resolution 287/2017 of the former Secretary of Electric Energy

Through Resolution No. 287/2017, of May 11, 2017, the former Secretariat of Electric Energy called for a new thermal power tender for the execution of long-term power purchase agreements. The tender focuses on combined cycle conversion projects and co-generation project.

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

c)	15-year PPAs extension.

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

PPAs were awarded to different projects, by means of Resolutions No. 820/2017 and 926/2017 of the former Secretary of Electricity.

Remuneration Scheme

The Current Remuneration Scheme for generators (Energia Base)

On February 27, 2020, the Secretary of Energy issued Resolution

31/20,  establishing a remuneration scheme applicable as from February 1, 2020 for Authorized Generators in the Wholesale Electricity Market. On May 21st, 2021, the Secretary of Energy issued Resolution 440/21, which abrogated Resolution No. 31/20, updating the remuneration scheme applicable from February 1, 2021.

Remuneration of thermal generators

Resolution 440/21 (as amended) sets forth, regarding generation from thermal sources, that Authorized Thermal Generators will be remunerated for (i) monthly available capacity and (ii) energy.

Remuneration for available capacity is comprised of (i) a minimum price associated to the actual available capacity (DRP) and (ii) a price for guaranteed capacity according to the fulfilment of an offered guaranteed capacity availability (DIGO). DIGO is the capacity availability offered by an Authorized Thermal Generator for each “g” generation unit for each DIGO period (which are: (a) summer period: December-January-February, (b) winter period: June-July-August, (c) remaining periods: (c1) March-April-May, (c2) September-October-November). The power remuneration will be affected according to the Utilization Factor (FU) of the generation unit.

Remuneration for energy will be the sum of two items: (i) Generated Energy and (ii) Operated Energy (associated to the rotating power in each hour). The hourly volume of Operated Energy must correspond with the optimal dispatch for the fulfilment of energy and reserves assigned. Remuneration for energy is determined at the connection node of the generator.

Finally, there’s an additional remuneration concept for energy, concerning the first 25 (HMRT-1) and second 25 (HMRT-2) hours of maximum thermal dispatch (“HMRT”) in the month, also establishing a distinction between the summer period, the winter period and the remaining periods.

Remuneration for Available Capacity: the base price to remunerate capacity from thermal sources will be determined pursuant to the following values of capacity base price (PrecBasePot), price of guaranteed capacity (PrecPotDIGO) and Utilization Factor (FU):

Technology / Scale	PrecBasePot (Ps./MW-month)
Combined-cycle Large > 150 MW	129,839
Combined-cycle Small <= 150 MW	144,738
Steam Turbine Large > 100 MW	185,180
Steam Turbine Small <= 100 MW	221,364
Gas Turbine Large > 50 MW	151,124
Gas Turbine Small <= 50 MW	195,822
Internal Combustion Engines<=42MW	221,364

Technology/Scale	PrecPotDIGO (Ps./MW-month)
	Winter and Summer	Remaining periods
Combined-cycle Large > 150 MW	464,400	348,300
Combined-cycle Small <= 150 MW	464,400	348,300
Steam Turbine Large > 100 MW	464,400	348,300
Steam Turbine Small <= 100 MW	464,400	348,300
Gas Turbine Large > 50 MW	464,400	348,300
Gas Turbine Small <= 50 MW	464,400	348,300
Internal Combustion Engines<=42MW	581,800	425,700

Utilization Factor (FU):

In each “n” month of economic transactions a FU will be calculated for each generation unit (“g”), which is defined as:

Fugn = GenopAñoMóvn / (DRPg.n.prom x hs año móvil)

Where:

GenopAñoMovn: the total operated energy of the generator unit “g” in the mobile year prior to month “n” in which the declaration of economic transaction (DTE) is issued.

Hs año móvil: total hours in a mobile year prior to month “n” in which the declaration of economic transaction (DTE) is issued.

DRPg.n.prom: the average actual available capacity of the generation unit “g” in the mobile year prior to the “n” month in which the DTE is issued.

Where:

                mes = month.

                kFM = hours of the month outside the agreed maintenance period, divided by the hours of the month.

In addition to the abovementioned, the remuneration for available capacity will also depend on the actual available capacity (DRP), which is the average monthly availability corresponding to the “m” month of each generation unit (“g”) that is not under programmed and agreed maintenance and that will be calculated for Authorized Thermal Generators considering the hourly values registered during the month. The application in the calculation for the “m” month will be made taking into consideration the values registered during the month.

Following the abovementioned, Resolution No. 440/21sets forth that the monthly remunerating for available capacity shall be proportional to the monthly availability, the Utilization Factor of the generation unit and capacity price. Capacity price depends on the option taken by the generator regarding DIGO declaration or Base capacity price.

In case of generators that do not declare DIGO, their capacity remuneration is determined by:

REM BASE (Ps./month) = PrecBasePot * DRP (MW) * kFM

Being kFM: hours of the month outside agreed maintenance/hours of the month

In case of generators that declare DIGO, their capacity remuneration is determined by using the following:

a)	If DRP ≥ DIGO

REM DIGO (Ps./month) = (DRP – DIGO) (MW) * kFM * PrecMinPot + DIGO (MW) * kFM *

PrecPotDIGO

b)	If DRP < DIGO

REM DIGO (Ps./month) = MAX {REM BASE; DRP (MW) * kFM * PrecPotDIGO * DRP / DIGO}

Where  kFM = hours of the month outside of agreed maintenance period/hours of the month

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

Total Remuneration for Available Capacity for Generators that do not declare DIGO: Total remuneration for available capacity will be calculated, for generators that do not declare DIGO, exclusively pursuant to the concepts explained above and its application will be made considering the Utilization Factor (FU):

•	If FU < 30% REM TOT (Ps./month) = REM BASE * 0.7
•	If 30%<= FU < 70% REM TOT (Ps./month) = REM BASE * (FU * 0.75+0,475)
•	If FU >= 70% REM TOT (Ps./month) = REM BASE

Total Remuneration for Available Capacity for Generators that declare DIGO: The sum of the remunerations mentioned above and its application will be made considering the Utilization Factor (FU):

•	If FU < 30% REM TOT (Ps./month) = REM DIGO * 0.7
•	If 30%<= FU < 70% REM TOT (Ps./month) = REM DIGO * (FU * 0.75+0,475)
•	If FU >= 70% REM TOT (Ps./month) = REM DIGO

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

Remuneration for Generated Energy

For conventional thermal generation, a maximum value (depending on the kind of fuel used by the generation unit “g”) will be considered in concept of non-fuel variable costs (CostoOYMxComb), as indicated in the below chart, for the energy delivered in each hour:

Technology/Scale	CostoOYMxComb
	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	310	542	774	–
Combined-cycle Small <= 150 MW	310	542	774	–
Steam Turbine Large > 100 MW	310	542	774	929
Steam Turbine Small <= 100 MW	310	542	774	929
Gas Turbine Large > 50 MW	310	542	774	–
Gas Turbine Small <= 50 MW	310	542	774	–
Internal Combustion Engines<=42MW	310	542	774	–

Remuneration for Operated Energy

Operated Energy remuneration is 108 $/MWh and applies to the addition of rotating capacity along the month. When a generating unit is operating under forced condition, requested by the generator, Operated Energy remuneration will be determined considering only 60% of its installed capacity.

Maximum Thermal Dispatch Hours

Maximum Thermal Dispatch Hours (HMRT) applies to the average delivered capacity during the 25 hours of HMRT in the relevant month, earlier described as HMRT-1 and HMRT-2.

Remuneration price “PrecPHMRT” is 48,375 Ps./MW, and is affected by seasonal factor FRPHMRT, as indicated in the following chart:

HMRT	FRPHMRT
	Summer	Autumn	Winter	Spring
HMRT-1	1.2	0.2	1.2	0.2
HMRT-2	0.6	–	0.6	–

Remuneration during HMRT (RemPHMRT) for thermal plants is determined as:

RemPHMRT = Potgemhrt1 * PrecPHRT * FRPHMRT1 + Potgemhrt2 * PrecPHRT * FRPHMRT2

Where

Potgemhrt1: average generated capacity during HMRT-1.

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

Technology/Scale	Capacity Base Price (PrecBasePot) (Ps./MW-month)
Large HI Units with P > 300 MW	134,095
Medium size HI Units with P > 120 and < 300 MW	178,794
Small HI Units with P > 50 and < 120 MW	245,842
Renewable HI Units with P < 50 MW	402,287
Large HB pumping Units with P > 300 MW	134,096
Medium size HB pumping Units with P > 120 and < 300 MW	178,794

Prices shown on table were increased by maintenance factor (1.05)

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

Where

kFM: hours of the month outside agreed maintenance period/hours of the month

Remuneration for Energy

This remuneration, which is determined at the connection node of the generator, is comprised of two items (i) remuneration for generated energy and (ii) remuneration for operated energy.

With respect to the remuneration for generated energy, in each hour, the price of the energy generated will be 271 Ps./MWh.

Regarding remuneration for operated energy, generators will receive a monthly remuneration, represented by the integration of hourly powers in the period, equal to 108 Ps./MWh. The hourly volume of operated energy must correspond to the optimal dispatch for the fulfilment of energy and reservoirs assigned.

With relation to hydroelectrical pumping plants operating as a synchronic compensator, the price of the energy generated will be 77 Ps./MVAr and 108 Ps-/MWh for its operated energy.

Maximum Thermal Dispatch Hours

This remuneration is applicable to the average operated available capacity of a hydroelectrical power plants during the 25 HMRT indicated as HMRT1 and HMRT2.

HMRT Remuneration
Technology/Scale	PrecPOHMRT
Ps./MW-HMRT
Hydro >300 MW	35,475
Hydro >120 and <= 300 MW	41,925
Hydro > 50 and <= 120 MW	41,925
Renewable Hydro < 50 MW	45,150
Pump > 300 MW	35,475
Pump > 120 and <= 300 MW	41,925

Remuneration price “PrecPOHMRT”, is affected by seasonal factor FRPHMRT, as indicated in the following chart:

HMRT	FRPHMRT
	Summer	Autumn	Winter	Spring
HMRT-1	1.2	0.2	1.2	0.2
HMRT-2	0.6	–	0.6	–

Remuneration during HMRT “RemPOHMRT” for hydroelectrical power plants is determined as follows:

RemPHMRT = Potopmhrt1 * PrecPOHRT * FRPHRT1 + Potopmhrt2 * PrecPOHRT * FRPHRT2

Where

Potopmhrt1: average operated capacity during HMRT-1.

Potgemhrt2: average operated capacity during HMRT-2.

Other generating technologies in the spot market

Resolution 440/21 sets forth that energy generated form non-conventional resources (solar, eolic, biomass, biogas) will be priced at 2.167 Ps./MWh for its generated energy.

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

Temporary changes: due to extraordinary energy exportation requirements, Energy Secretariat instructed CAMMESA to consider for all Authorized Thermal Generators, the use of “FU” equal to 70% for capacity remuneration calculations, and also sets a plus in energy price (generated energy) that depends on monthly energy exportations. These changes are valid from September 2021 to February 2022 through Resolution No.1037/2021.

The Previous Remuneration Schemes

Resolution SE No. 31/20

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

All remuneration prices are set in Argentine pesos with a monthly adjustment parameter, considering IPIM and IPC indices, according with the following formula:

Where

“IPIM”: WPI, published by INDEC

“IPC”: CPI, published by INDEC

However, the Energy Secretariat instructed CAMMESA not to use the updated formula.

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

Where:

mes = month.

kFM = hours of the month outside the agreed maintenance period, divided by the hours of the month.

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

Where:

kFM: hours of the month outside agreed maintenance period/hours of the month

In case of generators that declare DIGO, their remuneration for offered guaranteed capacity is a remuneration of available capacity (with cap as physical magnitude to be computed in the DIGO) that is valued as PrecPotDIGO (Ps./MW-month) according to following:

c)	If DRP ≥ DIGO

REM DIGO (Ps./month) = (DRP – DIGO) (MW) * kFM * PrecMinPot + DIGO (MW) * kFM *

PrecPotDIGO

d)	If DRP < DIGO

REM DIGO (Ps./month) = MAX {REM BASE; DRP (MW) * kFM * PrecPotDIGO * DRP / DIGO}

Where:

kFM = hours of the month outside of agreed maintenance period/hours of the month

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

Total Remuneration for Available Capacity for Generators that do not declare DIGO: Total remuneration for available capacity will be calculated, for generators that do not declare DIGO, exclusively pursuant to the concepts explained above and its application will be made considering the Utilization Factor (FU):

•	If FU < 30% REM TOT (Ps./month) = REM BASE * 0.6
•	If 30%<= FU < 70% REM TOT (Ps./month) = REM BASE * (FU * 0.3)
•	If FU >= 70% REM TOT (Ps./month) = REM BASE

Total Remuneration for Available Capacity for Generators that declare DIGO: The sum of the remunerations mentioned above and its application will be made considering the Utilization Factor (FU):

•	If FU < 30% REM TOT (Ps./month) = REM DIGO * 0.6
•	If 30%<= FU < 70% REM TOT (Ps./month) = REM DIGO * (FU * 0.3)
•	If FU >= 70% REM TOT (Ps./month) = REM DIGO

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

Remuneration during HMRT (RemPHMRT) for thermal plants is determined as:

RemPHMRT = Potgemhrt1 * PrecPHRT * FRPHMRT1 + Potgemhrt2 * PrecPHRT * FRPHMRT2

Where:

Potgemhrt1: average generated capacity during HMRT-1.

Potgemhrt2: average generated capacity during HMRT-2.

Remuneration of hydroelectrical generators

Remuneration of Authorized Hydroelectrical Generators is comprised of (i) a payment for monthly available capacity and (ii) a payment for energy (which is comprised of two items: (a) generated energy and (b) operated energy).

_____________________

3 Comercial

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

Where:

kFM: hours of the month outside agreed maintenance period/hours of the month

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

Where:

Potopmhrt1: average operated capacity during HMRT-1.

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

Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina

On August 22, 2017, the Ministry of Energy and Mining published Resolution No. 281-E/17 (“Resolution No. 281”) for the Renewable Energy Term Market (private PPAs between generators and Large Users, self-generation, co-generation and traders). Resolution No. 281was later modified by means of Resolution No. 230/2019 issued by the former Governmental Secretariat of Energy, and Resolutions No. 551/2021 and 14/2022 issued by the Secretariat of Energy.

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

Evolution of Supply and Demand in the Argentine Energy Sector Structure

Structural Characteristics of the Energy Sector

The evolution of the demand and the energy consumption in Argentina is correlated with the evolution of the GDP, which implies that the higher the economic growth, the higher the energy demand. For example, the historical growth of energy consumption was of 2.89% annually over the past 60 years, with an annual average of 2.0% since 2002, although between 2002 and 2021 the economic growth rose to an average of 3% annually (including exports and losses).

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

The structure of electric energy consumption in Argentina is strongly dependent on hydrocarbons, at approximately 64% in 2021, compared to 61.36% in 2020, 61.06% in 2019, 63.86% in 2018 and 64.87% in 2017. Large amounts of natural gas liquefied natural gas and gas oil are imported in order to try to satisfy demand. During 2019 such imports decreased, mainly due to an increase in the domestic production of natural gas. However, demand for natural gas is usually unsatisfied during the winter in the industrial segment and in the thermoelectric generation segment. In certain circumstances, the Argentine Government has imposed restrictions on consumption because of the lack of adequate supply of gas to supply other segments that do not have the capacity to replace natural gas with other fuels (among others, propane, butane and fuel).

Although current energy consumption in Argentina signals a dependence on hydrocarbons, we believe that Argentina is currently undergoing an important shift to a more modern and diversified energy mix arising from the inclusion of renewable energy into the mix, in accordance with the requirements set forth in Law No. 27,191 of 2015.

Source: Secretariat of Energy

As a summary, the following characteristics are specific to energy demand and supply in Argentina:

•	Atypical structure, with a bias towards oil and gas, which is a characteristic of countries with large reserves of hydrocarbons such as Middle Eastern countries, Russia, African oil-producing countries, and Venezuela.
•	54% of the energy supply is dependent on natural gas, which is higher than in most countries that have a large surplus production of natural gas.
•	Stagnation in the local energy supply since investments in recent years in the oil and gas sector have been insufficient to effectively increase domestic supply enough to satisfy the demand.
•	Enhanced demand due to the abnormally low prices of gas and electric power in the residential and commercial sectors during the 2012-2016 period, which caused the growth rate of residential energy consumption to be higher than the usual trend, which was partially reverted during the 2017-2019 period.

Structure of the Electric Power Supply in Argentina

The nominal installed capacity in Argentina was reported by CAMMESA to be 42,989 MW as of December 31, 2021. However, the operational electric power generation capacity effectively available at any given time could be estimated at around 32,274 MW as an average of 2020. Availability estimated by CAMMESA for thermal units is approximately 80% due to the lack of proper fuel supply, difficulties in achieving nominal efficiency and unavailability of several generating units under maintenance. Moreover, the generation supply depends heavily on liquid fuel use that diminishes capacity availability and there are certain transmission restrictions.

Over recent decades, the Argentine government (spanning administrations with different ideological orientation) has favored the deployment of thermoelectric generating units. One reason for this is that these units require smaller capital investments and take less time to deploy compared to other types of generating units. The increased dependency on hydrocarbons for these new power plants was not considered a disadvantage since the required fuels have always been produced in Argentina and the production has always been predictable and growing. However, the constant deployment of thermoelectric generation has increased the demand for fossil fuels, particularly those based on natural gas, and has led to shortages and the imposition of certain restrictions on the provision to thermal generators of locally produced fuels.

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

In the summer of 2021, the maximum power consumed reached 27,088 MW on December 29.

There are three main centers of electric power supply in Argentina:

•	Buenos Aires-Greater Buenos Aires-Coastline
•	Comahue
•	Northeast Argentina

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

•	Northeast and northwest Argentina
•	Comahue-Cuyo
•	Southern Patagonia

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

The following chart shows the demand for electric power in 2021 by customer type:

Source: CAMMESA

The following chart shows the evolution of the demand for electric power over the last several years:

Source: CAMMESA

The following chart shows the power demand from November 2006 to February 2021:

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

Demand is significantly concentrated in the areas of the City of Buenos Aires, the Province of Buenos Aires, Santa Fe and Northwest Buenos Aires, which comprises approximately 62 % of the demand. Changes to the concentration of the demand structure are not substantial over the period of measurement.

The chart below shows electricity demand by region for 2021:

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

Energy demand throughout the hours of each month grew in 2006, reflecting a sharp increase in industrial activity and mass consumption in the economy. Such demand declined due to restrictions on industrial power consumption in the winter of 2007, and the international crisis at the end of 2008 and early 2009. However, such decline in consumption reversed between mid-2011 and 2016 due to a growth in demand. Between 2016 and 2018, electricity demand remained stable, and decreased in 2019 due to a general decrease of the economic activity in Argentina. For 2020, electricity demand continued to decrease due to a decline in economic activity and the impact of COVID-19. In 2021, electricity demand recovered from the previous year, mainly due to an increase in industrial demand.

A direct annual analysis—as opposed to a twelve-month moving average, which is useful to show inertial trend changes (i.e., the underlying trend that includes only a few months and therefore better shows gradual changes to stability)—shows growth rates in energy demand during 2010 and early 2011, with an abrupt slowdown (including negative values) in 2012 and, after the winter of 2012, an increase in energy demand during 2013. In December 2013 and January 2014, there was exponential growth in demand by residential and commercial consumers due to the heat wave that hit the central region of Argentina during those periods. In December 2014, the demand growth trend was reversed with a sharp drop in demand with the return of normal temperatures. The demand for electric power in the residential sector resumed a high growth trend in 2015. In 2016, residential consumers demand increased 4.5%, despite moderate increases in rates to a small portion of consumers. During 2017, 2018, 2019 and 2020, residential demand decreased 2.03%, increased 1.99%, decreased 2.80%, and increased 8%, respectively, as compared to the same period the previous year, in the case of the decrease during 2019, due to a GRP drop of 2.20% in 2019. In 2020, due to the , COVID-19 pandemic, the Quarantine and other restrictive measures taken by the Argentine Government, citizens had to work remotely and thus staying at their houses for longer periods of time. Schools and universities were closed for most part of 2020. On the other hand, during 2020 there was no residential electricity tariff increase and services cuts due to non-payment was suspended, which may have contributed to residential users consuming more electricity. During 2021, as a consequence of the removal of restrictive measures associated with the COVID-19 pandemic, demand of electricity recovered from the previous year (+5.2%), mainly due to a 13.2% increase in industrial demand and a 4.4% increase in commercial demand. Residential demand in 2021 increased 9.5% compared to 2020, mainly explained by the fact that there was not any increase in residential electricity tariffs, in a context of increasing energy generation costs for the entire system.

In addition to the growth of energy demand during the 2011-2016, which placed pressure on the supply of fuels to thermal plants, demand also affects the availability of generation plants to meet peak demand for power at nighttime during the winter or during the afternoon in the summer.

To minimize the risks of sudden interruptions to the residential and commercial segment in 2013, there were scheduled supply interruptions in December 2013 and January 2014, which was similar to what occurred in the winter of 2010 and 2011 but did not reach the extraordinary levels of the winter of 2007. No interruptions were necessary in 2012. During the summer and winter of 2015, it was not necessary to apply restrictions to industrial consumers to supply residential electric power demand, although there were some forced interruptions due to certain problems with electrical distribution. However, during February 2016, certain restrictions to consumption of an approximate amount of 1,000 MW were applied by CAMMESA and the Ministry of Energy and Mining due to the above average temperatures recorded in February 2016.

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

In addition, on January 29, 2019, a new electric energy consumption record was reached with a total of 544.4 GWh consumed, but no restrictions on demand, as the ones mentioned above, were implemented.

	Power and energy consumption records
	Previous records		New records		Variation (%)	Variation (MW)
	Peak of electric power capacity (MW)
Working day	Feb 8, 2018	26.320	Dec 29,2021	27.088	2.9%	768
Saturday	Dec 30, 2017	22.543	Dec 31, 2021	23.577	4.6%	1034
Sunday	Feb 28, 2017	22.346	Jun 27, 2021	23.301	4.3%	955

	Energy (GWh)				Variation(%)	Variation(GWh)
Working day	Feb 8, 2018	543.0	Jan 29, 2019	544.4	0.3%	1.4
Saturday	Jan 18, 2014	477.9	Dec 30, 2017	478.4	0.1%	0.5
Sunday	Feb 26, 2017	437.6	Jan 24, 2021	457.8	4.6%	20.2

Source: CAMMESA

The peak demand of power of December 29, 2021, was covered with a thermal supply of 16,038 MW, a hydroelectric supply of 5,929 MW, nuclear supply of 1,339 MW, and renewable energy supply of 2,791 MW.

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

Not all the generation capacity is available at times of peak demand. Both in summer and especially in winter, there is an effective generation capacity to meet the demand. The effective capacity available (which means the capacity available) is significantly lower than the nominal installed capacity.

Despite all efforts, it is unlikely for there to be complete nominal capacity available at any given time. Instead, the power generation capacity industry generally anticipates and considers a percentage of unavailability that can range between approximately 20% and 25%.

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

Fuel availability is a factor that contributes to technical unavailability. The costs and logistics for importing and supplying fuel oil, gas oil, and coal instead of natural gas are key to the future availability of thermal units and will continue to be important if the current international conditions are maintained. Since 2007 the limited supply of natural gas in winter caused a large increase in consumption of fuel oil and gas oil, with record prices in the first half of 2008. Prices of liquid fuels decreased in 2009 due to the international crisis and then increased between 2010 and mid-2014 from the third quarter of 2014 until the first quarter of 2016, liquid fuel prices decreased sharply, with moderate increases after that (while remaining lower than the first half of 2014). Prices generally recovered through the years up to the first half of 2018, and since then have decreased. In the first quarter of 2020, there was a sudden drop in the prices due to COVID-19. Prices have been recovering since then but have remained lower than the peak of 2018.

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

Money laundering and terrorist financing in the Argentine Criminal Code

(a) Money laundering

Section 303 of the Argentine Criminal Code (the “ACC”) defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, conceals or in any other way puts into circulation in the market, property derived from an unlawful act, with the possible consequence that the origin of the original property or the subordinate property acquires the appearance of a lawful origin, either in a single act or by the repetition of various acts linked to each other. Section 303 of the ACC establishes the following penalties:

(i) If the amount of the operation exceeds Ps.300,000, imprisonment for a term of three (3) to ten (10) years and fines of two to ten times the amount of the operation shall be imposed. This penalty will be increased by one third of the maximum and half of the minimum, when:

(a) the person performs the act on a habitual basis or as a member of an illicit association constituted for the continuous commission of acts of this nature;

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

(c) Terrorism financing

Section 306 of the ACC criminalizes the financing of terrorism. This offense is committed by any person who directly or indirectly collects or provides property or money, with the intention of it being used, or in the knowledge that it will be used, in full or in part:

(i) to finance the commission of acts which have the aim of terrorizing the population or compelling national public authorities or foreign governments or agents of an international organization to perform or refrain from performing an act (according to section 41.5 of the ACC);

(ii) by an organization committing or attempting to commit crimes for the purpose set out in (i);

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

Tax Amnesty System

The voluntary system of declaration under the Tax Amnesty Law No.27.260 and its Regulatory Decree No. 895/16 (jointly the “Tax Amnesty System”) established that the information voluntarily submitted under such system may be used for the investigation and punishment of the crimes of money laundering and financing of terrorism. For such purpose, the UIF has the power to communicate information to other public intelligence or investigation agencies, based on a previous resolution of the UIF’s President and provided that there are serious, precise and concordant indications of the commission of money laundering and/or terrorism financing crimes. Furthermore, the AFIP remains obliged to report to the UIF suspicious operations detected within the framework of the Tax Amnesty System and to provide it with all information required by it, not being able to oppose fiscal secrecy.

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

Item 4.D Property, plants and equipment

Property, Plant and Equipment

Most of our property, plant and equipment is intended to be used in the generation of electric power and 100.00% of it is located in Argentina.

We have no significant assets under capital lease or lease agreements.

The following table provides certain information regarding the operation of our power plants that we owned as of December 31, 2021:

Site	Plant	Unit	Installed capacity		Type	Fuel type (if any)
Puerto Complex			1,714	MW
	Puerto Nuevo plant		589	MW
		PNUETV07	145	MW	Thermal	NG / FO
		PNUETV08	194	MW	Thermal	NG / FO
		PNUETV09	250	MW	Thermal	NG / FO
	Nuevo Puerto plant		360	MW
		NPUETV05	110	MW	Thermal	NG / FO
		NPUETV06	250	MW	Thermal	NG / FO
	Puerto combined cycle plant		798	MW
		CEPUCC GE	798	MW	Thermal	NG / GO
Piedra del Águila			1,440	MW
	Piedra del Águila plant		1,440	MW
		PAGUHI	1,440	MW	Hydroelectric
Luján de Cuyo				MW
	Luján de Cuyo plant			MW
		LDCUCC25	5	MW	Thermal	NG
		LDCUTG23	22.80	MW	Thermal	NG / GO
		LDCUTG24	22.80	MW	Thermal	NG / GO
		LDCUTV11	60	MW	Thermal	NG / FO
		LDCUTV12	60	MW	Thermal	NG / FO
		LDCUTG22	24.2	MW	Thermal	NG / GO
		LDCUTG26	47.25	MW	Thermal	NG / GO
		LDCUTG27	48.07	MW	Thermal	NG / GO
		LDCUHI	1	MW	Hydroelectric
Brigadier López			280.5	MW
	Brigadier López plant	BLOPTG01	280.5	MW	Thermal	NG / GO
Terminal 6	Terminal 6 plant	TER6CC11	330	MW	Thermal	NG/ GO
La Genoveva			130
	La Genoveva II wind farm		88.2
	La Genoveva II wind farm	GNV2EO	41.80	MW	Wind
La Castellana			116	MW	Wind
	La Castellana I wind farm	LCASEO	100.80	MW	Wind
	La Castellana II wind farm	LCA2EO	15.2	MW	Wind
Achiras			127,8	MW
	Achiras wind farm	ACHIEO	48	MW	Wind
	Manque wind farm	MANQEO	57	MW	Wind
	Los Olivos wind farm	OLIVEO	22.8	MW	Wind

____________

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

We believe that all of our production facilities are in good operating condition. We believe that we have satisfactory title to our plants and that our facilities are in accordance with standards generally accepted in the electric power industry. As of December 31, 2021, the consolidated net book value of our property, plant and equipment was Ps.110.6 billion.

The following table lists the value of our property, plant and equipment as of December 31, 2021:

Main Item	As of December 31, 2021
(in thousands of Ps.)
Lands and buildings	11,593,726
Electric power facilities	59,197,306
Wind turbines	30,977,424
Gas turbines	1,609,263
Construction in progress	5,914,364
Others	1,331,243
Total	110,623,326

____________

For information on our plants under construction, see “Item 5.A Operating Results—Expansion of Our Generating Capacity.”

For information on environmental issues that may affect our utilization of assets, see “Item 3.D.—Risk Factors—Risks relating to Our Business—Climate change and energy transition could affect our business”, and “—Our ability to operate wind farms profitably is highly dependent on suitable wind and associated weather conditions”.

Item 4A Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Item 5.A Operating Results

This section contains forward‑looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward‑looking statements as a result of various factors, including, without limitation, those set forth in “Forward‑looking Statements,” “Item 3.D Risk Factors,” and the matters set forth in this annual report generally.

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

The following table sets forth information about certain economic indicators in Argentina for the periods indicated.

	2017	2018	2019	2020	2021
Economic activity
Nominal GDP in current US$(1) (in millions of US$)	637,173	503,897	442,159	383,761	487,286
Real gross domestic investment(2) (pesos of 2004) (% change) as % of GDP	10.27%	(1.57%)	(15.63%)	(3.36%)	20.53%
Price indexes and exchange rate information
INDEC CPI (% change)(3)	24.8%	47.6%	53.8%	36.1%	50.9%
Economic activity
Inflation (as measured by the City of Buenos Aires CPI) (% change)(4)	26.1%	45.50%	50.60%	30.5%	49.29%
Inflation (as measured by the Province of San Luis CPI) (% change)(4)	24.3%	50.00%	57.60%	41.8%	50.70%
Wholesale price index (WPI) (% change)	18.8%	73.50%	58.50%	35.4%	51.30%
Nominal exchange rate(5) (in Ps./US$ at period end)	18.65	37.70	58.89	84.15	102.73

___________

Sources: Ministry of Public Works of Argentina, Banco de la Nación Argentina and Instituto Nacional de Censos y Estadísticas (INDEC).

(1)

Calculations based on the nominal GDP in pesos as reported by INDEC in December 2018, divided by the average nominal Ps./US$ exchange rate for each period as reported by the Banco de la Nación Argentina.

(2)	Calculations for years 2016 through 2020 based on real gross domestic investment (pesos of 2004) and GDP as reported by INDEC in March 2022
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

(4)

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, including with respect to CPI, the previous administration declared the national statistical system and the INDEC in a state of administrative emergency through December 31, 2016. The INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms.” During the first six months of this reorganization period, the INDEC published official CPI figures published by the City of Buenos Aires and the Province of San Luis for reference, which we include here.

(5)	Pesos to U.S. dollars exchange rate as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

According to the revised data published by the INDEC on March 22, 2017, in 2012, Argentina’s real GDP dropped 1.0%. This economic contraction was attributed to local and external factors, primarily the deceleration of growth in developing economies, including Argentina’s principal trading partners, and an extended drought affecting agricultural production. Following the contraction in 2012, Argentina’s real GDP recovered in 2013, growing 2.4% as compared to 2012, as domestic demand in 2013 helped to offset weak demand from the rest of the world. In 2014, Argentina’s real GDP decreased 2.5%, compared to 2013, reflecting the impact of the deceleration of growth in developing economies on Argentina’s exports, growing uncertainty in the financial sector and fluctuations in foreign exchange rates.

During 2017, as compared to 2016, Argentina’s GDP increased 10.27%, primarily as the result of (i) an increase of a 13.4% in gross investments, (ii) a 4.2% increase in private consumption and (iii) a 2.6% increase in public consumption (iv) a 2.6% increase in exports. These factors were partially offset by an increase of 15.6% in imports.

During 2018, as compared to 2017, Argentina’s GDP decreased 1.57%, primarily as the result of (i) a decrease of a 5.7% in gross investments, (ii) a 2.2% decrease in private consumption and (iii) a 1.9% decrease in public. These factors were partially offset by a decrease of 4.5% in imports.

During 2019, as compared to 2018, Argentina’s GDP decreased 15.63%, primarily as the result of a 15.9% decrease in capital goods investments, a 6.4% decrease in private sector consumption, and a 7.3% decrease in public consumption. These factors were partially offset by a 9.1% increase in exports and a 19% decrease in imports.

During 2020 as compared to 2019, Argentina’s GDP decreased 3.36%, primarily as the result of a 12.9% decrease in capital goods investments, a 13.8% decrease in private sector consumption, and a 3.3% decrease in public consumption and a 17.3% decrease in exports and a 17.9% /decrease in imports.

During 2021 as compared to 2020, Argentina’s GDP increased 10.30%, primarily as the result of a 32% increase in capital goods investments, a 10.20% increase in private sector consumption, a 7.8% increase in public consumption, a 9 % increase in exports and a 21.5% increase in imports.

As of the date of this annual report, the country faces significant challenges, including the need to attract investments in capital goods that will permit sustainable growth and reduce inflationary pressures, as well as renegotiate utility contracts and resolve the current energy crisis. See “Item 3.D. Risk Factors—Risks Relating our Operations ”, in particular “An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects”, “Item 3.D. Risk Factors—Risks relating to our business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants” and “Item 5.B—Liquidity and Capital Resources”.

In light of these uncertainties, the long-term evolution of the Argentine economy remains uncertain. The real GDP growth rate decreased in 2019, and the inflation rate was 53.83%. In 2020, the real GDP growth rate decreased, and the inflation rate was 36.1%. In 2021, the real GDP growth rate increased 10.30%, and the inflation rate was 50.9%.

During 2019, aggregate economic activity in Argentina was mainly affected by periods of volatility in the exchange rate and financial indicators, which increased after the primary elections held in August. After a modest economic recovery registered through the second quarter of the year, the financial turmoil in the third quarter generated a double dip in the activity. In general terms, most economic sectors were adversely affected by the general macroeconomic context to different degrees (with the exception of the agricultural sector that outperformed significantly). During 2020, aggregate economic activity in Argentina was mainly affected by COVID-19 and the lock-down measuares imposed causing a sharp drop in activity as many industries closed. In the third quarter of 2020 and due to more flexible lock-down measures, aggregate economic activity started to recover by with levels below the ones before que COVID-19 crisis.

During 2021, aggregate economic activity in Argentina was mainly affected by periods of volatility in exchange rates and financial indicators, a high rate of inflation and macroeconomic uncertainty, mainly explained by the lack of foreign exchange reserves in the Central Bank and by the need to reach an agreement with the IMF regarding payments to be made during 2022. Economic activity in Argentina in 2021 was also affected by the COVID-19 pandemic and the diverse measures adopted by the Argentine government to address its consequences.

Inflation

Argentina has faced and continues to face inflationary pressures. From 2012 to date, Argentina experienced increases in inflation as measured by CPI and WPI that reflected the continued growth in the levels of private consumption and economic activity (including exports and public and private sector investment), which applied upward pressure on the demand for goods and services.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Substantially all of our revenues are generated in Argentina and thus are highly dependent on economic and political conditions in Argentina.”

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

Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. Such conditions remained during 2019, 2020 and 2021. See “Risks Relating to Argentina—As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries

Therefore, our financial statements as of and for the year ended December 31, 2021, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and unless otherwise stated, the financial information included elsewhere in this annual report, have been restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV.

Furthermore, as a consequence of the application of IAS 29, maintaining net monetary assets generates loss of purchasing power, while maintaining net monetary liabilities generates improvement of purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent such loss or improvement . This loss or income is booked in the statement of comprehensive income.

Accordingly, we have recognized a loss regarding the effect of adjustment by inflation of Ps 1,654 million for 2021, we have recognized a gain regarding the effect of adjustment by inflation of  Ps. 1,750 million for 2020 and we have recognized a loss regarding the effect of adjustment by inflation of  Ps 4,997 million for 2019. See Note 2.1.2 to our financial statements.

On June 16, 2021, the Argentine Executive Power passed Law No. 27,630, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes payment of the tax based on a structure of staggered rates regarding the level of accumulated taxable net income. The scale consists of three segments: 25% up to an accumulated taxable net income of 5 million Ps.; 30% for the excess of such amount up to 50 million Ps.; and 35% for the excess of such amount. The estimated amounts in this scale will be annually adjusted as from January 1, 2022, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year.

The Impact of COVID-19

For information relating to the impact of the COVID-19 pandemic in our business, see “Item 3.D. Risk Factors—Risks Relating our Operations—An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects” and “Item 4.A.—Recent Developments—Measures Designed to Address the COVID-19 Outbreak.”

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

The devaluation of the peso with respect to the U.S. dollar totaled 17.36% in 2017, 102.16% in 2018, 58.86% in 2019, 40.67% in 2020 and 22.07% in 2021.

As of December 31, 2021, we did not have derivatives that met the requirements established by IFRS to be designated as an effective hedge for this particular risk. As of December 31, 2021, we had trade receivable, financial assets at fair value through profit or loss, cash and short-term investments denominated in foreign currency totaling US$496.6 million, while at the same time we had liabilities denominated in foreign currency totaling US$442.5 million.

Any significant depreciation of the peso would result in an increase in the cost of servicing our debt and in the cost of imported supplies or equipment and, therefore, may have a material adverse effect on our results of operations. With respect to fuel used in connection with the energy we sell under the Energía Base (which represented around 41.7% of our energy sales in terms of output in 2021), the exposure to changes in fuel prices is not material since, under current applicable regulation, the fuel for the electric power sold under the Energía Base is required to be acquired from and supplied by CAMMESA, free of any cost to us; hence, it is not currently an integral part of the price charged by the generator.

The Argentine Government has taken measures to stabilize the foreign exchange situation, restrictions to the purchase of foreign currency, and in some cases, an additional tax. For further information, see “Item 10.D. Exchange Controls.”

Our Revenues

The following chart shows a breakdown of our revenues for the periods indicated:

	2021		2020		2019
	(in thousands of Ps.)	Percentage of revenues	(in thousands of Ps.)	Percentage of revenues	(in thousands of Ps.)	Percentage of revenues
Energía Base (Resolution SE No. 19/2017, SGE 70 and 95/2013, as amended)(1)	23,816,074	41.72%	26,375,183	45.86%	56,261,695	76.14%
Sales under contracts(2)	30,115,202	52.77%	27,766,903	48.27%	15,105,173	20.44%
Steam sales (3)	1,715,963	3.00%	1,607,183	2.79%	893,170	1.21%
Resale of gas transport and distribution capacity	307,995	0.54%	595,979	1.04%	588,289	0.80%
Revenues from CVO thermal plant management	1,124,105	1.97%	1,175,831	2.04%	1,048,505	1.41%
Total revenues from ordinary activities	57,079,339	100%	57,521,079	100%	73,896,832	100%

____________

(1)

Includes (i) sales of energy and power to CAMMESA remunerated under Resolution No. 95, Resolution No. 19/2017, Resolution No. SE 1/2019, Resolution SE No. 31/2020 and Resolution No. 440/21 (ii) spot sales of energy and power to CAMMESA not remunerated under Resolution No. 95 (as amended), (iii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity and (iv) income related to Resolution No. SEE 70/18. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Shortages in the Stabilization Fund and Responses from the Argentine Government—The National Program.”

(2)

Includes (i) term market sales under contracts, (ii) energy sold under the Energía Plus, (iii) contracts under the MATER framework and (iv) RenovAr Program sales under contracts (for further information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”).

(3)	Includes steam sold under steam sale contract with YPF from the Luján de Cuyo Plant and Terminal 6-San Lorenzo site.

Beginning in February 2021, sales under contracts are regulated by Resolution 440/21, and from February 2020 to January 2021 sales under contracts were regulated by Resolution 31/20. From February 2019 to January, 2020, sales under the Energía Base were regulated by Resolution SRRyME No. 1/19, from February 2017 to February 28, 2019, sales under the Energía Base were regulated by the Resolution SEE No. 19/17, which replaced Resolution SE No. 95/13, as modified by Resolution SE No. 529/14, Resolution SE No. 482/15 (the “Resolution No. 482”) and Resolution SEE No. 22/16, and denominated the relevant rates in U.S. dollars. In the year ended December 31, 2019, we sold over 92.37% of the electric power we generated and derived 76.14% of our revenues under the Energía Base. In the year ended December 31, 2020, we sold over 85% of the electric power we generated and derived 45.85% of our revenues under the Energía Base. In the year ended December 31, 2021, we sold over 81% of the electric power we generated and derived 41.72% of our revenues under the Energía Base. We also continue to sell a portion of electric power in the spot market under the regulatory framework established prior to the Energía Base. For further information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.”

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

Below we summarize key aspects of our most significant sources of revenue, which include: (i) the Energía Base, and (ii) contracts with YPF and T6 for steam.

The Energía Base (spot sales)

The Energía Base accounts for our largest source of revenue. Resolution SE No. 95/13, which was enacted in February 2013, changed the manner in which electric power was remunerated in the spot market and established the Energía Base. From February 2020 to January 2021 (included), sales under the Energía Base were regulated by Resolution of Secretary of Energy of the National Ministry of Production Development No. 31/20. Since February 1, 2021, the Energía Base sales have been regulated by Resolution SE No. 440/21.

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

The remuneration in favor of the generator was calculated in U.S. dollars pursuant to the formulas and values set forth in the aforementioned resolution and comprises of (i) a price for the monthly capacity availability and (ii) a price for the power generated and operated.

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

During 2021, 2020 and 2019 Central Puerto purchased the necessary fuel (natural gas) for the operation of some of its thermal units, as shown below:

	2021		2020		2019
Month	CTM m3	San Lorenzo m3	CTM m3	San Lorenzo m3	CPSA	CTM m3
Jan	18,504,503	-	18,088,392	0	129,311,174	57,738,667
Feb	16,781,755	-	16,072,372	0	99,378,355	49,195,525
Mar	18,445,797	-	16,226,818	0	93,962,355	55,703,130
Apr	17,989,779	-	18,927,528	0	125,897,219	41,313,743
May	17,437,714	-	18,656,982	0	86,879,731	45,126,615
Jun	18,243,763	-	17,998,719	0	6,300,000	23,251,170
Ju	19,058,930	-	19,853,079	0	0	1,183,000
Aug	18,786,859	3,800,800	21,460,971	0	8,875,000	35,521,872
Aep	18,478,034	7,297,078	19,938,216	0	62,316,850	44,932,188
Oct	18,972,571	3,312,013	17,757,944	41,589	125,410,098	55,461,812
Nov	16,962,509	3,034,497	19,978,440	1,930,951	118,767,704	41,883,285
Dec	15,961,667	2,060,498	20,382,345	0	152,041,056	57,162,085
Total 2021	215,623,882	19,504,886	225,341,806	1,972,540	1,009,139,542	508,473,092

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

Payments by CAMMESA to generators related to the sale of energy under the Energía Base during each month are due 42 days following the end of such month. As a result of delays in payments from distributors due to frozen tariffs, since 2012 we have seen a delay in the full payment for the monthly transactions by CAMMESA, which completes their monthly payment up to 80 days following the end of the relevant month, and on occasion as many as 101 days following the end of the month. However, from September 2016 to November 2017 CAMMESA has paid without delays, and since then, there were short periods in which CAMMESA experienced delays in paying. (for further information on the duration of these delays see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk”).

From February 1, 2020, a new remuneration scheme for Energía Base came into force with Resolution SE No. 31/20,  The main changes were:

•	Prices are set in Argentine pesos.

•	Initial variable energy price although denominated in Argentine pesos, remained almost unchanged. The applicable exchange rate between the new price in Argentine pesos and the previous price in U.S. dollars was Ps.60 per U.S. dollar, similar to the average exchange rate during January 2020, of Ps. 60.01 per US dollar.

•	Initial power price for energy from thermal units were approximately reduced by16% and set in Argentine pesos.

•	Generation units with less than 30% Utilization Factor in the last twelve months receive 60% of the price, compared to up to 70% before. Additionally, if the Utilization Factor is between the 30-70% threshold the generation units receive a linear proportion between 60 and 100% of the power price, and if the Utilization factor is 70% or greater, the generation units receive 100% of the price.

•	Initial fixed power price for hydroelectric plants was approximately reduced by 45 % and set in Argentine pesos.

•	A new remuneration scheme for peak demand hours generation was established to partially mitigate the fixed power price, taking into consideration the equipment the generating company has.

•	The prices set in pesos will have a monthly adjustment with the following formula: (i) 60% of the CPI, plus (ii) 40% of the WPI (Stated in Annex VI of the Resolution 31).

Since February 2021, remuneration prices described above, were updated by about 29% by Resolution SE 440/21. This new resolution also introduced other changes regarding generation revenues.

For further information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme” and “—The Previous Remuneration Schemes.”

Sales Under Contracts, Steam Sales and Others

Steam supply to YPF—Luján de Cuyo plant

On December 15, 2017, we signed a new steam supply contract with YPF for a period of 15 years. New cogeneration units were set in place, in order to provide YPF Lujan de Cuyo refinery with 125 tn/h of steam.  Commercial operation started on October 5, 2019, This contract is denominated and invoiced in U.S. dollars. For further information on the steam supply agreements with YPF for the Luján de Cuyo plant, see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Sales Under Contracts, Steam Sales and Others —Steam supply to YPF—Luján de Cuyo plant”.

Steam supply to T6 Industrial S.A.—Terminal 6 San Lorenzo plant

On December 27, 2017, we entered into a  15-year steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant. The new cogeneration can supply up to 370 tn/h of steam to T6 Industrial. Commercial operation started on October 31, 2021

Resale of natural gas transportation capacity

The contract between us and TGS for the natural gas transportation capacity has remained effective after the La Plata Plant Sale in 2018. Pursuant to the terms of our agreement with YPF EE, we resell our gas transportation capacity to YPF EE through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF EE will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas seller to permit the resale of our gas transportation capacity to YPF EE without the risk of intervention from interested third parties. On July 20, 2018, we were effectively registered as natural gas sellers.

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

Electricity generation increased by 5.7% in 2021, from 134,177 GWh in 2020 to 141,797 GWh in 2021. Electricity generation increased by 2.3% in 2020, from 131,163 GWh in 2019. The chart below shows the supply of electric power in Argentina by source, including generation within Argentina from hydroelectric, thermal, nuclear, renewables, as well as electric power imported from neighboring countries (net of exports):

Source: CAMMESA.

The following chart shows the demand of energy for the year ended December 31, 2021:

Demand by region for year 2021	Total Energy Demand	Generation of Central Puerto plants
		Puerto Complex		Luján de Cuyo Plant		Brigadier López Plant		Terminal 6 Plant		Piedra del Águila Plant		La Castellana		La Castellana II		Achiras		Los Olivos		Manque		La Genoveva		La Genoveva II
		MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%
Great Buenos Aires	50,651,258	6,562,913	13.0%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Litoral	16,462,315	-	-	-	-	93,216	0.6%	463,298	2.8%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Province Buenos Aires	16,176,040	-	-	-	-	-	-	-	-	-	-	416,077	2.6%	67,658	0,4%	-	-	-	-	-	-	375,086	2.3%	178,914	1.1%
Center	11,588,658	-	-	-	-	-	-	-	-	-	-	-	-	-	-	190,682	1.6%	103,964	0.9%	235,958	2.0%	-	-	-	-
Northwest	10,696,153	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Northeast	9,840,344	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cuyo	7,996,938	-	-	3,136,287	39.2%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Patagonia	5,543,716	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Comahue	4,916,162	-	-	-	-	-	-	-	-	2,565,225	52.2%	-	-	-	-	-	-	-	-	-	-	-	-	-	-

(1)	Demand data for 2021.
(2)	Generation data for 2021.
(3)	Generation by Central Puerto plants.

During 2021, thermal generation continued to be the main source of electricity supply, contributing 90,073 GWh (64%), followed by hydroelectric generation net of pumping, which contributed 24,116 GWh (17%), nuclear generation, which contributed 10,170 GWh (7%) and photovoltaic and wind generation, which contributed 17,435 GWh (12%). There were also imports to cover domestic demand, in the amount of 819 GWh (0.6% of the total energy supplied, 32% lower than in 2020) from Uruguay, Paraguay and Brazil, and exports to Brazil in the amount of 3,089Wh (1.083% higher than in 2019) and transmission losses in the amount of 4,392 GWh (1.08% lower than in 2019Hydroelectric generation in 2020 registered a 17.7% decrease when compared to 2019, mainly due to a decrease of water levels, while thermal generation registered an increase of 2.7% mainly due to lower domestic demand, and the introduction of new renewable energy units. Nuclear generation registered a 26.3% increase when compared to 2019, due to higher generation availability in 2020, as compared to 2019. In this sense, thermal generation continued to be the main source for the supply of electric power, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), as well as mineral coal, mainly during the winter months. Finally, renewable energy generation increased 63% as compared to 2019, mainly due to the introduction of new wind and solar farms.

During 2021, generation facilities increased their installed capacity from 41,951 MW in 2020 to 42,989 MW. This increase was caused mainly by the commencement of operations of new thermal and renewable energy units.

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

During 2015, electric power generation from renewable sources was 0.4% of the total supply of electric power in Argentina. As established in Section 2 of the Law referenced above, the purpose of this law is to have these renewable energy sources account for, at least, 8% of Argentina’s electric power consumption by December 31, 2017. During the second stage of the “National System for the Promotion of the Use of Renewable Energy Sources for Electricity Production,” the goal is to have renewable energy sources account for 12% of Argentina’s electric power consumption by December 31, 2019, 16% by December 31, 2021, 18% by December 31, 2023, and 20% by December 31, 2025, pursuant to Law No. 27,191.

The above framework provides a significant growth opportunity in the field of clean and renewable energies, especially considering that Large Users will be required to purchase energy from renewable sources in the same percentages mentioned above and will be subject to penalties if they do not comply with these requirements.

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

Following Rounds 1 and 1.5 of the RenovAR Program, the Ministry of Energy and Mining pursuant to Resolution No. 275/17, launched Round 2 of the programs on August 17, 2017, and granted awards in the amount of 2,043 MW of renewable power capacity.

We submitted bids for Round 2 of the RenovAR Program on October 19, 2017, and, on November 29, 2017, we were awarded a wind energy project called, “La Genoveva I,” which  allowed us to add an additional capacity of 86.6 MW to our portfolio and to continue to build a presence in the renewable energies sector.

Expansion of Our Generating Capacity

The chart below shows the evolution of our power generating capacity since 2017:

Source: Central Puerto

____________

(1)	Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale.”
(2)	On June 14, 2019 we purchased the Brigadier López plant.

As of the date of this annual report, we have an aggregate installed capacity of 4,809 MW.

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

Sale of the La Plata Plant

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant for a total sum of US$31.5 million (without VAT), subject to certain conditions. On February 8, 2018, after such conditions were met, the plant was transferred to YPF EE, including generation assets, personnel and agreements related to the operation and/or maintenance of La Plata plant’s assets, with effective date January 5, 2018. Consequently, as of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results were classified for the years ended December 31, 2018, and 2017 as a discontinued operation.

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

Impairment losses are recognized in a specific line of the consolidated statement of income.

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

We have identified indicators of potential impairment of our property, plant and equipment and our intangible assets with limited useful life, affecting the CGUs related to the electric power generation from conventional sources operating segment, due to the repeal of the spot market price update mechanism established by Resolution 440, combined with the current economic uncertainties. We have also identified indicators of potential impairment of the Company’s gas turbine due to the uncertainty about new projects that would enable the use of such turbine.

In order to measure the recoverability of its property, plant and equipment and its intangible assets with a limited useful life that present indicators of impairment, we estimated the value in use of such assets, with the exception of the generating group classified as “Gas turbines”, for which the Company estimated the fair value less cost of sale. As a result of the recoverability analysis, we determined that the net book value of the assets related to the cogeneration unit Luján de Cuyo and hydroelectric power station Piedra del Águila and the generating group classified as “Gas turbines”, did not exceed their recoverable value as at December 31, 2021.

CGUs Thermal Station Brigadier López, Luján de Cuyo Combined Cycle Power Plant, Nuevo Puerto combined cycle power plant and Terminal 6 San Lorenzo cogeneration unit.

We estimated that the book value related to the Thermal Station Brigadier López exceeded its recoverable value by Ps. 4,703.1 million. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2021 as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis to property, plant and equipment by Ps. 3,634.1 million to "Electric power facilities", "Lands and buildings", "Construction in progress" and "Others" and to intangible assets by Ps. 1,069 million. After recognizing this impairment, the net book value of property, plant and equipment and intangible assets related to Thermal Station Brigadier López amounted to Ps. 9,954.9 million and Ps. 2,279.4 million, respectively.

In addition, we estimated that the book value of the assets related to Luján de Cuyo Combined Cycle Power Plant exceeded its recoverable value by Ps. 599.2 million. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2021 as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis to “Electric power facilities”, “Lands and buildings” and “Others”. After recognizing such impairment, the net book value of property, plant and equipment of Luján de Cuyo Combined Cycle Power Plant is Ps. 3,720.6 million.

Also, we estimated that the book value of the assets related to Nuevo Puerto combined cycle power plant exceeded its recoverable value by Ps. 1,025.2 million. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2021 as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis to “Electric power facilities”, “Lands and buildings” and “Others”. After recognizing such impairment, the net book value of property, plant and equipment of Nuevo Puerto combined cycle power plant is Ps. 4,221.9 million.

Finally, we estimated that the book value of the assets related to Terminal 6 San Lorenzo cogeneration unit exceeded its recoverable value by Ps. 1,437.5 million. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2021 as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis to “Electric power facilities” and “Lands and buildings”. After recognizing such impairment, the net book value of property, plant and equipment of Terminal 6 San Lorenzo cogeneration unit is Ps. 37,402.8 million.

We estimated the recoverable value considering probability weighted scenarios in relation with the evolution of prices for energy and power. This approach required preparing scenarios with different estimations of the expected cash flows considering such variables and assigning occurrence probabilities, based on the experience and expectations of the Company about the outcome of the uncertainties involved.

Key assumptions to estimate the value in use are the following:

-

Gross margin: the margin has been determined for the budgeted period (5 years) based on the energy prices arising from Resolution 440 adjusted for projections of price increases and applicable energy supply signed agreements, whereas the cost of sale was determined based on the costs incurred in the past. The most relevant cost was the plant maintenance, which was estimated with the provisions from the agreements in force with the suppliers General Electric and Siemens S.A. No growth rates were considered after the budgeted period, pursuant to IAS 36.

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

The post-tax discount rate used for determining the value in use as of December 31, 2021 was 12.69%.

Any increase in the discount rate would result in an additional impairment loss.

–

Macroeconomic variables: estimated inflation and devaluation rates, as well as exchange rates, were obtained from external sources, which are well known consulting firms dedicated to the local and global economic analysis, widely experienced in the market. An increase in inflation rates over devaluation rates, regarding the variables considered for the determination of the value in use, would entail an additional impairment loss.

Thermal Station Brigadier López, Luján de Cuyo Combined Cycle Power Plant, Nuevo Puerto combined cycle power plant and Terminal 6 San Lorenzo cogeneration unit belong to the electric power generation from conventional sources operating segment.

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2021, we have applied for the first time certain new and/or amended standards and interpretations as issued by the IASB. A brief description of the new and/or amended standards and interpretations adopted by us and their impact on these consolidated financial statements, are presented below.

Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The UK Financial Conduct Authority (FCA), advocated a transition away from reliance on LIBOR to alternative reference rates and stated that it would no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021. The FCA Announcement formed part of ongoing global efforts to reform LIBOR and other major interest rate benchmarks. At this time, the nature and overall timeframe of the transition away from LIBOR is uncertain and no consensus exists as to what rate or rates may become accepted alternatives to LIBOR.

In this sense, the IFRS amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

As of December 31, 2021, we have trade receivables under the CVO Agreement as well as loans with due date after 2021, which were indexed to LIBOR and for which the replacement alternative interest rate has not been identified.

These amendments are effective for annual periods beginning on or after 1 January 2021. As of the date of this annual report, these amendments had no significant impact.

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

Amendments to IAS 1 - Classification of liabilities as current or non-current

On January 23, 2020, the IASB issued an amendment to IAS 1 Presentation of Financial Statements that affects the classification of liabilities as current and non-current. The changes affect the requirements of IAS 1 for the presentation of liabilities. Specifically, it clarifies the criteria for classifying liabilities as non-current. The date of application of the modification is set for fiscal years beginning on or after January 1, 2023, with retroactive application. We are evaluating the impact of these amendments for the presentation of liabilities.

Amendments to IAS 16 - Property, plant and equipment (“PP&E”) - Earnings ahead of schedule

In May 2020, the IASB issued an amendment to IAS 16 that prohibits entities from deducting from the cost of an item of PP&E, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendments are effective for annual periods beginning on or after January 1, 2022 and must be applied retrospectively only to items of PP&E made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The amendments are not expected to have a significant impact on our financial statements.

Amendments to IAS 37 - Onerous Contracts: Cost of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are not expected to have a significant impact on our financial statements.

Amendments to IFRS 3 - Reference to the Conceptual Framework

In May 2020, the IASB issued amendments to IFRS 3 Business Combinations - Reference to Conceptual Framework. The amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework (the 1989 Framework) with a reference to the current version issued in March 2018 (the Conceptual Framework) without significantly changing its requirements.

The amendments are effective for periods beginning on or after January 1, 2022 and must be applied retrospectively. Earlier application is permitted if, at the same time or earlier, an entity also applies all of the amendments contained in the Amendments to References to the Conceptual Framework in IFRS Standards (March 2018). The amendments will promote consistency in financial reporting and avoid potential confusion from having more than one version of the Conceptual Framework in use.

The amendments are not expected to have a significant impact on our financial statements.

Amendments to IAS 8 - Definition of Accounting Estimates

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a new definition of “accounting estimates". The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors.

The amendment is effective for annual periods beginning on or after January 1, 2023 and is not expected to have a significant impact on our financial statements.

Amendments to IAS 1 Presentation of Financial Statements

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement No. 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures.

The amendments aim to help entities provide accounting policy disclosures that are more useful by:

-	Replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies, and

-	Adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

In assessing the materiality of accounting policy information, entities need to consider both the size of the transactions, other events or conditions and the nature of them.

The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application of the amendments to IAS 1 is permitted as long as this fact is disclosed. We are evaluating the impact of the amendments.

Amendments to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognised in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of the asset and liability.

Under the amendments, the initial recognition exception does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. It only applies if the recognition of a lease asset and lease liability (or decommissioning liability and decommissioning asset component) give rise to taxable and deductible temporary differences that are not equal.

Nevertheless, it is possible that the resulting deferred tax assets and liabilities are not equal (e.g., if the entity is unable to benefit from the tax deductions or if different tax rates apply to the taxable and deductible temporary differences). In such cases, an entity would need to account for the difference between the deferred tax asset and liability in profit or loss.

The amendments are effective for annual periods beginning on or after January 1, 2023 and are not expected to have a significant impact on our financial statements.

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture.

The amendments clarify that a full gain or loss is recognised when a transfer to an associate or joint venture involves a business as defined in IFRS 3. Any gain or loss resulting from the sale or contribution of assets that does not constitute a business, however, is recognised only to the extent of unrelated investors’ interests in the associate or joint venture.

The IASB decided to defer the effective date of the amendments until such time as it has finalised any amendments that result from its research project on the equity method. The amendments must be applied prospectively. Early application of the amendments is still permitted and must be disclosed.

We will evaluate the impact of the amendments once effective and if there is any transaction to which the amendments apply.

Segment Reporting

As of December 31, 2021, we divided our business into three segments: electric power generation from conventional sources, electric power generation from renewable sources and natural gas transport and distribution. Management and operations activities are not included in these these segments given that such information is not material for our business operations.

Results of Operations for the Years Ended December 31, 2021, 2020 and 2019

We discuss below: (i) our results of operations for the year ended December 31, 2021 as compared with our results of operations for the year ended December 31, 2020; and (ii) our results of operations for the year ended December 31, 2020 as compared with our results of operations for the year ended December 31, 2019.

	Year ended December 31,			Change December 31,
	2021	2020	2019	2021/2020	2020/2019
	(in thousands of Ps.)			(in percentages)
Revenues	57,079,339	57,521,079	73,896,832	(0.77%)	(22.16%)
Cost of sales	(29,562,588)	(25,381,445)	(38,954,605)	16.47%	(34.84%)
Gross income	27,516,751	32,139,634	34,942,227	(14.38%)	(8.02%)
Administrative and selling expenses	(4,151,623)	(4,486,896)	(5,411,458)	(7.47%)	(17.09%)
Impairment of property, plant and equipment and intangible assets	(7,765,017)	(6,062,276)	(9,050,812)	28.09%	(33.02%)
Other operating income	10,919,061	21,280,499	37,714,518	(48.69%)	(43.57%)
Other operating expenses	807,635	(689,930)	(556,380)	17.06%	24.00%
Operating income	25,711,537	42,181,031	57,638,095	(39.04%)	(26.82%)
(Loss) Gain on net monetary position	(1,653,978)	1,749,785	(4,997,078)	(194.52%)	(135.02%)
Finance income	1,942,647	7,788,279	7,399,195	(75.06%)	5.26%
Finance expenses	(17,815,205)	(33,655,663)	(32,724,460)	(47.07%)	2.85%
Share of the profit of associates	(564,502)	164,149	2,287,745	(443.90%)	(92.82%)
Income before income tax	7,620,499	18,227,581	29,603,497	(58.19%)	(38.43%)
Income tax for the year	(8,268,362)	(7,725,155)	(11,806,062)	7.03%	(34.57%)
Net (loss) income for the year	(647,863)	10,502,426	17,797,435	(106.17%)	(40.99%)

Revenues

	Year ended December 31,			Change December 31,
	2021	2020	2019	2021/2020	2020/2019
	(in thousands of Ps.)			(in percentages)
Energía Base (1)	23,816,074	26,375,183	56,261,695	(9.70%)	(53.12%)
Sales under contracts(2)	30,115,202	27,766,903	15,105,173	8.46%	83.82%
Steam sales(3)	1,715,963	1,607,183	893,170	6.77%	79.94%
Resale of gas transport and distribution capacity	307,995	595,979	588,289	(48.32%)	1.31%
Revenues from CVO thermal plant management	1,124,105	1,175,831	1,048,505	(4.40%)	12.14%
Total revenues from ordinary activities	57,079,339	57,521,079	73,896,832	(0.77%)	(22.16%)

____________

(1)

Includes (i) sales of energy and power to CAMMESA remunerated under Resolution No. 95, Resolution No. 19/2017, Resolution No. SE 1/2019, Resolution No.SE 31/2020 and Resolution No. 440/21 (ii) spot sales of energy and power to CAMMESA not remunerated under Resolution No. 95 (as amended), (iii) remuneration under Resolution No. 724/2008 relating to agreements with CAMMESA to improve existing Argentine power generation capacity and (iv) income under Res. SEE 70/18 (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Schemes—Resolution SEE 70/18—Option to purchase fuel for units under Energía Base Regulatory Framework.”).

(2)

Includes (i) term market sales under contracts and, (ii) energy sold under the Energía Plus, (iii ) contracts under the MATER framework and (iv) RenovAr Program sales under contracts (for further information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”) .

(3)	Includes steam sold under steam sale contract with YPF from the Luján de Cuyo Plant and Terminal 6 cogeneration plant.

	Year ended December 31,			Change December 31,
	2021	2020	2019	2021/2020	2020/2019
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	44,300,944	44,876,174	66,001,178	(1.28%)	(32.01%)
Electric power generation from renewable sources	11,346,295	10,873,096	6,258,860	4.35%	73.72%
Others(1)	1,432,100	1,771,809	1,636,794	(19.17%)	8.25%
Total revenues	57,079,339	57,521,079	73,896,832	(0.77%)	(22.16%)

____________

(1)   Includes resale of gas transport and distribution capacity and management and operation of thermal plant CVO.

2021 Compared to 2020

Revenues in 2021 totaled Ps.57.08 billion, a 0.77% decrease from Ps. 57.52  billion in 2020. This decrease was primarily attributable to:

1.

a 9.7% decrease in spot sales/Energía Base, which amounted to Ps.23.82 billion during 2021, as compared to Ps. 26.38 billion in 2020, mainly due to the decrease in energy generation from our Piedra del Águila hydroelectric plant.

partially offset by:

1.

a 8.46% rise in sales under contracts, which amounted to Ps. 30.12 billon in 2021, compared to Ps. 27.77 billion in 2020 due to the commencement of operations of Terminal 6 and full-year operation of La Genoveva I, Manque and Los Olivos wind farms.

2.

a 6.77% increase in steam sales, which totaled Ps. 1.72 billion in 2021, compared to Ps. 1.61 billion in 2020, due to a  12% increase in production as a result of the production good performance of our operations in the Province of Mendoza and the commencement of operations of Terminal 6, which was partially offset by  the fact that inflation’s adjustment surpassed the peso’s depreciation in the period.

Revenues attributable to electric power generation from conventional sources in the year ended December 31, 2021 totaled Ps.44.30 billion, a 1.28% decrease from Ps.44.88 billion in the year ended December 31, 2020. This decrease is mainly attributable to the decrease in spot sales/Energía Base described above, which was partially offset by the rise in sales under conctracts due to the commencement of operations of Terminal 6 and the increase in steam sales also described above.

Revenues attributable to electric power generation from renewable sources in the year ended December 31, 2021 totaled Ps.11.35 billion, a 4.35% increase from Ps.10.87 billion in the year ended December 31, 2020. This increase is mainly attributable to the full-year operation of La Genoveva I, Manque and Los Olivos wind farms.

2020 Compared to 2019

Revenues in 2020 totaled Ps. 57.52 billion, a 22.16% decrease from Ps. 73.9 billion in 2019. This decrease was primarily attributable to:

1.

the abrogation of Resolution No. 70/2018, on December 30, 2019, which resulted on less fuel remuneration for units under the Energía Base regulatory framework . Also, revenues were negatively impacted by a price reduction due to Resolution SE No. 31/2020.

Excluding fuel remuneration, revenues for 2020 would have been Ps. 55.6 billion, an 8.09% increase compared to Ps. 51.44 billion for 2019. This increase was mainly due to:

1.

An 83.82% increase in sales under contracts, which amounted to Ps.27.77 billion during 2020, as compared to Ps. 15.11 billion in 2019, mainly due to the operation during all of 2020 of La Castellana II (15.2 MW), La Genoveva II (41.8 MW) wind farms that commenced their commercial operations during the third quarter of 2019, and Manque (57 MW), Los Olivos (22.8 MW) and La Genoveva I (88.2 MW), which started operations during December 2019 (partially), February 2020, and November 2020, respectively. To a lesser extent, the increase was also due to Brigadier Lopez and Lujan de Cuyo’s COD.

2.	A 79.94% increase in steam sales, mainly due to the new Luján de Cuyo cogeneration unit, which totaled Ps.1.61 billion during 2020, as compared to Ps. 0.89 billion in 2019.
3.

This increase was partially offset by a decrease in spot sales/Energía Base (Revenues from Resolution 1, Resolution 31, Resolution No.19, SGE Resolution No.70/2018 and amendments), which, without considering the remuneration associated to the self-procured fuel under Resolution SE. No. 70/18 mentioned above, were Ps. 24.5 billion in 2020 as compared to Ps. 33.8 billion in 2019,  mainly due to the a decrease in prices for units under the Energía Base Regulatory framework established by Resolution SE No. 31/2020, in force since February 1, 2020, and the suspension of the monthly price adjustment procedure under  Annex VI of such resolution  which was instructed by the Secretariat of Energy to CAMMESA on April 8, 2020.

136

4.

To a lesser extent, spot sales/Energía Base were also affected by (i) a decrease in machine availability for thermal units which was 89% during 2020, compared to 93% in 2019, mainly due to (w) a failure in the main transformer of the Siemens branded combined cycle which returned to service on July 16, 2020, (x) some steam turbines from Lujan de Cuyo operated most of the year with power limitation and (y) certain failures in the combined cycle of Puerto’s complex during June and October 2020, and (z) the unavailability for some of the steam turbines of the Puerto complex; and (ii) a 12% decrease in energy generation from the hydro plant Piedra del Águila due to lower waterflow in the Limay and Collón Curá rivers.

Revenues attributable to electric power generation from conventional sources in the year ended December 31, 2020, totaled Ps.44.88 billion, a 32.01% decrease from Ps.66.00 billion in the year ended December 31, 2019. This decrease is mainly explained by the abrogation of Resolution No. 70/2018 mentioned above and by the decrease in prices for units under the Energía Base Regulatory framework established by Resolution SE No. 31/2020, in force since February 1, 2020, and the suspension of Annex VI of such resolution (monthly price adjustment procedure) instructed by the Secretariat of Energy to CAMMESA on April 8, 2020.

Revenues attributable to electric power generation from renewable sources in the year ended December 31, 2020, totaled Ps.10.87 billion, a 73.72% increase from Ps.6.26 billion in the year ended December 31, 2019. This increase is mainly explained by the operation during all of 2020 of La Castellana II (15.2 MW) and La Genoveva II (41.8 MW) wind farms that commenced their commercial operations during the third quarter of 2019, and Manque (57 MW), Los Olivos (22.8 MW) and La Genoveva I (88.2 MW) wind farms, which started operations during December 2019 (partially), February, and November 2020, respectively.

Cost of Sales

	Year ended December 31,			Change December 31,
	2021	2020	2019	2021/2020	2020/2019
	(in thousands of Ps.)			(in percentages)
Inventories at the beginning of the year	2,207,300	1,647,569	934,386	33.97%	76.33%
Purchases	6,174,758	5,510,012	21,349,001	12.06%	(74.19%)
Operating expenses:
Compensation to employees	4,333,694	4,363,107	4,869,264	(0.67%)	(10.39%)
Other long-term employee benefits	205,817	157,574	141,432	30.62%	11.41%
Depreciation of property, plant and equipment	7,637,642	5,465,104	4,047,123	39.75%	35.04%
Amortization of intangible assets	3,073,753	3,523,429	2,920,414	(12.76%)	20.65%
Purchase of energy and power	192,977	216,503	192,451	(10.87%)	12.50%
Fees and compensation for services	1,401,161	1,417,559	875,922	(1.16%)	61.84%
Maintenance expenses	3,635,639	2,660,334	2,698,995	36.66%	(1.43%)
Consumption of materials and spare parts	1,152,038	773,063	969,451	49.02%	(20.26%)
Insurance	1,283,956	1,081,107	709,193	18.76%	52.44%
Levies and royalties	384,896	676,828	789,808	(43.13%)	(14.30%)
Taxes and assessments	89,104	77,810	69,807	14.51%	11.46%
Taxes on bank account transactions	9,180	9,881	10,119	(7.09%)	(2.35%)
Other	13,174	8,865	24,808	48.61%	(64.26%)
Transfers to property, plant and equipment	(403,609)	―	―	―	―
Inventories at the end of the year	(1,828,892)	(2,207,300)	(1,647,569)	(17.14%)	33.97%
Total cost of sales	29,562,588	25,381,445	38,954,605	16.47%	(34.84%)

	Year ended December 31,			Change December 31,
	2021	2020	2019	2021/2020	2020/2019
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	25,186,092	21,434,437	36,244,484	17.50%	(40.86%)
Electric power generation from renewable sources	3,378,745	2,845,346	1,496,052	18.75%	90.19%
Others(1)	997,751	1,101,662	1,214,069	(9.43%)	(9.26%)
Total cost of sales	29,562,588	25,381,445	38,954,605	16.47%	(34.84%)

____________

(1)   Includes resale of gas transport and distribution capacity and management and operation of thermal plant CVO.

2021 Compared to 2020

Cost of sales during the year ended December 31, 2021 totaled Ps.29.56 billion, a 16.47% increase from Ps.25.38 billion in 2020. This increase was mainly the result of:

1.

(i) a 12.06% increase in purchases of fuel and spare parts, which totaled Ps. 6.17 billion in 2021 and (ii) a 14.59% increase in costs of production, mainly due to (x) an increase in depreciations, (y) a rise in maintenance expenses and (z) to a lesser extent, an increase in consumption of materials and spare parts.

Cost of sales attributable to electric power generation from conventional sources in the year ended December 31, 2021, totaled Ps.25.19 billion, a 17.50% increase from Ps.21.43 billion in the year ended December 31, 2020. This increase is mainly attributable to the increase in purchases of fuel and spare parts and the increase in costs of production, as described above.

Cost of sales attributable to electric power generation from renewable sources in the year ended December 31, 2021, totaled Ps.3.38 billion, a 18.75% increase from Ps.2.85 billion in the year ended December 31, 2020. This increase was mainly attributable to the full-year operation of La Genoveva I, Manque and Los Olivos wind farms.

2020 Compared to 2019

Cost of sales during the year ended December 31, 2020, totaled Ps.25.38 billion, a 34.84% decrease from Ps.38.95 billion during the year ended December 31, 2019. This decrease was mainly the result of:

1.	a 74.19% decrease in purchases of fuel and spare parts by Central Puerto, which amounted to Ps.5.51 billion during 2020, as compared to Ps. 21.35 billion in 2019.

Cost of sales attributable to electric power generation from conventional sources in the year ended December 31, 2020, totaled Ps. 21.43 billion, a 40.86% decrease from Ps.36.24 billion in the year ended December 31, 2019. This decrease was mainly attributable to the decrease in purchases of fuel and spare parts as described above.

Cost of sales attributable to electric power generation from renewable sources in the year ended December 31, 2020, totaled Ps.2.85 billion, a 90.19% increase from Ps.1.50 billion in the year ended December 31, 2019. This increase was mainly attributable to the operation during all of 2020 of La Castellana II (15.2 MW) and La Genoveva II (41.8 MW) wind farms that commenced their commercial operations during the third quarter 2019, and Manque (57 MW), Los Olivos (22.8 MW) and La Genoveva I (88.2 MW) wind farms, which started operations during December 2019 (partially), February 2020, and November 2020, respectively.

Gross Income

2021 Compared to 2020

Gross income during the year ended December 31, 2021 totaled Ps.27.52 billion, a 14.38% decrease from Ps.32.14 billion during the year ended December 31, 2020, due to the reasons mentioned above. Gross margin for the year ended December 31, 2021 was 48.21%, compared to a gross margin of 55.87% during the same period in 2020.

2020 Compared to 2019

Gross income during the year ended December 31, 2020 totaled Ps.32.14 billion, a 8.02% decrease from Ps. 34.94 billion during the year ended December 31, 2019, due to the reasons mentioned above. Gross margin for the year ended December 31, 2020 was 55.87%, compared to a gross margin of 47.29% during the same period in 2019.

Administrative and Selling Expenses

	Year ended December 31,			Change December 31,
	2021	2020	2019	2021/2020	2020/2019
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	3,612,032	3,857,347	4,856,894	(6.36%)	(20.58%)
Electric power generation from renewable sources	539,591	629,549	554,564	(14.29%)	13.52%
Total administrative and selling expenses	4,151,623	4,486,896	5,411,458	(7.47%)	(17.09%)

____________

2021 Compared to 2020

Administrative and selling expenses during the year ended December 31, 2021 totaled Ps.4.15 billion, a 7.47% decrease from Ps.4.49 billion during the year ended December 31, 2020. This decrease was primarily the result of a reduction in taxes on bank account transactions and other taxes during the year ended December 31, 2021.

2020 Compared to 2019

Administrative and selling expenses during the year ended December 31, 2020 totaled Ps.4.49 billion, a 17.09% decrease from Ps.5.41 billion during the year ended December 31, 2019. This decrease was primarily the result of:

1.	a 47.49% decrease in taxes on bank account transactions as a result of the revenue drop during the year ended December 31, 2020; and

2.	a 21.24% decrease in fees and compensation for services.

Impairment of property, plant and equipment and intangible assets

	Year ended December 31,			Change December 31,
	2021	2020	2019	2021/2020	2020/2019
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	7,765,017	6,062,276	9,050,812	28.09%	(33.02%)
Total impairment of property, plant and equipment and intangible assets	7,765,017	6,062,276	9,050,812	28.09%	(33.02%)

____________

2021 Compared to 2020

In 2021, we recorded a Ps. 7.77 billion impairment of property, plant and equipment and intangible assets charge, related to a reduction in the assessed value-in-use of the following assets that exceeded their previously recorded book value:  Thermal Station Brigadier López, Luján de Cuyo Combined Cycle Power Plant, Nuevo Puerto combined cycle power plant and Terminal 6 San Lorenzo cogeneration unit . Some of the factors that influenced this reduction were the limited useful life of some of these assets, the current economic uncertainties, and the effects from the repeal of the spot market price update mechanism established by Resolution 440.For further information, see “Item 5.A. Operating Results  Critical Accounting Policies  Impairment of property, plant and equipment and intangible assets.”

In 2020, we recorded a Ps. 6.06 billion impairment of property, plant and equipment and intangible assets charge, mainly related to a reduction in the assessed value-in-use of certain assets that exceeded their previously recorded book value, related to our Brigadier López plant and our Lujan de Cuyo Combined Cycle plant and also related to the assessed fair value less cost of sales of some of the gas turbines that the Company holds for potential new projects. Some of the factors that influenced this reduction were the limited useful life of these assets, the drop in the Company’s stock price, the current economic uncertainties, the suspension of the spot market price update mechanism established by Resolution SE No.31/2020, and in the particular case of the Company’s gas turbines, the uncertainty about the feasibility of new projects that would enable the use of the acquired turbines. For further information, see “Item 5.A. Operating Results  Critical Accounting Policies  Impairment of property, plant and equipment and intangible assets.”

2020 Compared to 2019

In 2020, we recorded a Ps. 6.06 billion impairment of property, plant and equipment and intangible assets charge, mainly related to a reduction in the assessed value-in-use of certain assets that exceeded their previously recorded book value, mainly related to our Brigadier López plant and our Lujan de Cuyo Combined Cycle plant and also related to the assessed fair value less cost of sales of some of the gas turbines we  hold for potential new projects. Some of the factors that influenced this reduction were the limited useful life of these assets, the drop in our  stock price, the current economic uncertainties, the suspension of the spot market price update mechanism established by Resolution SE No. 31/2020, and in the particular case of  our gas turbines, the uncertainty about the feasibility of new projects that would enable the use of the acquired turbines. For further information, see “Item 5.A. Operating Results  Critical Accounting Policies  Impairment of property, plant and equipment and intangible assets.”

In 2019, we recorded a Ps. 9.05 billion impairment of property, plant and equipment and intangible assets charge, mainly related to a reduction in the assessed value-in-use of certain assets that exceeded their previously recorded book value, related to our Brigadier López plant and also related to the assessed fair value less cost of sales of some of the gas turbines we hold for potential new projects. Some of the factors that influenced this reduction were the limited useful life of these assets, the drop in  our stock price, the current economic uncertainties, the conversion of the electric and power spot market tariff into Argentine pesos, and in the particular case of our  gas turbines, the uncertainty about the feasibility of new projects that would enable the use of the acquired turbines. For further information, see “Item 5.A. Operating Results Critical Accounting Policies  Impairment of property, plant and equipment and intangible assets.”

Other Operating Income

	Year ended December 31,			Change December 31,
	2021	2020	2019	2021/2020	2020/2019
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	10,476,409	20,621,029	37,496,269	(49.20%)	(45.01%)
Electric power generation from renewable sources	422,821	659,470	173,699	(35.88%)	279.66%
Others(1)	19,831	-	44,550	100.00%	(100.00%)
Total other operating income	10,919,061	21,280,499	37,714,518	(48.69%)	(43.57%)

____________

(1)   Includes management and operation of thermal plant CVO..

2021 Compared to 2020

Other operating income in the year ended December 31, 2021 totaled Ps. 10.92 billion, a 48.69% decrease from Ps. 21.28 billion  in the year ended December 31, 2020. This decrease was primarily the result of a decrease in foreign exchange rates difference, net, mainly due to a 22.07% devaluation of the peso with respect to the U.S. dollar in 2021 while during 2020 the foreign exchange rate increased 40.67%, and a decrease in interest earned from customers.

2020 Compared to 2019

Other operating income in the year ended December 31, 2020 totaled Ps.21.28 billion, a 43.57% decrease from Ps. 37.71 billion in the year ended December 31, 2019. This decrease was primarily the result of:

1.

a 32.47%, decrease in foreign exchange gains from trade payables and receivables, net denominated in U.S. dollars mainly due to a 40.67% devaluation of the peso with respect to the U.S. dollar in 2020 while during 2019 the foreign exchange rate increased 59.07%; and

2.	a 64.53%, decrease in interests from trade payables and receivables.

Other Operating Expenses

	Year ended December 31,			Change December 31,
	2021	2020	2019	2021/2020	2020/2019
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	818,208	486,902	28,105	(68.04%)	1,632.44%
Electric power generation from renewable sources	(10,573)	195,408	520,801	(105.41%)	(62.48%)
Others(1)	—	7,620	7,474	(100.00%)	1.95%
Total other operating expenses	807,635	689,930	556,380	17.06%	24.00%

____________

(1)   Includes management and operation of thermal plant CVO.

2021 Compared to 2020

Other operating expenses in the year ended December 31, 2021 totaled Ps. 807.64 million, a 17.06% increase from Ps.689.93 million in the year ended December 31, 2020.This increase was primarily the result of an increase of Ps. 43.78 million in the net charge related to the provision for lawsuits and claims, and an increase of Ps. 61.23 million of trade and tax interests.

2020 Compared to 2019

Other operating expenses in the year ended December 31, 2020 totaled Ps.689.93 million, a 24.00% increase from Ps.556.38 million in the year ended December 31, 2019. This increase was primarily the result of an increase of  Ps. 563.16 million in interest, which was partially offset by a Ps. 414.49 million decrease in charges related to discount of tax credits.

Operating Income

	Year ended December 31,			Change December 31,
	2021	2020	2019	2021/2020	2020/2019
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	17,396,004	33,656,241	53,317,152	(48.31%)	(36.88%)
Electric power generation from renewable sources	7,861,353	7,862,263	3,861,142	(0.01%)	103.63%
Others(1)	454,180	662.527,	459,801	(31.45%)	44.09%
Total operating income	25,711,537	42,181,031	57,638,095	(39.04%)	(26.82%)

____________

(1)   Includes resale of gas transport and distribution capacity and management and operation of thermal plant CVO.

2021 Compared to 2020

For the reasons explained above, operating income in the year ended December 31, 2021 totaled Ps.25.71 billion, a 39.04% decrease from Ps.42.18 billion in the year ended December 31, 2020.  This is mainly explained by a decrease in CVO and FONI receivables and minor currency exchange differences of those receivables and an increase in the costs of sales, primarily driven by an increase in purchases of fuel and spare parts  and an increase in costs of production, mainly due to (i) an increase in depreciations (ii) a rise in maintenance expenses and, (iii) to a lesser extent,   an increase in consumption of materials and spare parts.

2020 Compared to 2019

For the reasons explained above, operating income in the year ended December 31, 2020 totaled Ps.42.18 billion, a 26.82% decrease from Ps.57.64 billion in the year ended December 31, 2019. This is mainly explained by a decrease in CVO and FONI receivables and minor currency exchange differences of those receivables.

Finance Income

2021 Compared to 2020

Finance income in the year ended December 31, 2021 totaled Ps.1.94 billion, a 75.06%  decrease  from Ps.7.79 billion in the year ended December 31, 2020. This  decrease was primarily the result of a decrease in net income on financial assets at fair value.

2020 Compared to 2019

Finance income in the year ended December 31, 2020 totaled Ps.7.79 billion, a 5.26% increase from Ps.7.4 billion in the year ended December 31, 2019. This increase was primarily the result of

1.

an increase in net income on financial assets at fair value through profit or loss, totaling Ps.7.6 billion in the year ended December 31, 2020, compared to Ps. 7.34 million in the year ended December 31, 2019; and

2.	an increase in interest gains, totaling Ps.194.24 million in the year ended December 31, 2020, compared to Ps. 60.59 million in the year ended December 31, 2019.

Finance Expenses

2021 Compared to 2020

Finance expenses in the year ended December 31, 2021 totaled Ps.17.82 billion, a 47.07%  decrease from Ps.33.66 billion in the year ended December 31, 2020. This decrease was primarily the result of a lower foreign exchange difference, which decreased from Ps. 26.14 billion in 2020 to Ps. 12.36 billion in 2021, mainly due to a lower U.S. dollar-denominated debt balance and a lower depreciation of the Argentine peso.

2020 Compared to 2019

Finance expenses in the year ended December 31, 2020 totaled Ps.33.66 billion, a 2.85% increase from Ps.32.72 billion in the year ended December 31, 2019. This increase was primarily the result of foreign exchange differences on loans and borrowings, a 5.76% increase compared to the year ended December 2019, partially offset by a decrease in interest on loans, totaling Ps. 5.5 billion in 2020, compared to Ps. 6.6 billion in 2020, driven by a decrease in financial loans.

Share of the Profit of Associates

2021 Compared to 2020

Share of the profit of associates in the year ended December 31, 2021 totaled a Ps.0.56 billion loss during 2021 compared to a gain of Ps. 0.16 billion in 2020, mainly due to the loss resulting from the operations of Ecogas in 2021.

2020 Compared to 2019

Share of the profit of associates in the year ended December 31, 2020 totaled a gain of Ps.0.16 billion, a 92.82% decrease from Ps.2.29 billion in the year ended December 31, 2019. This decrease was primarily the result of (a) a profit of Ps. 149 million from our interest in Ecogas through IGCE, DGCE and IGCU in the year ended December 31, 2020, as compared to Ps.2.1 billion in the year ended December 31, 2019 and (b) a loss of Ps.24 million from our interest in TGM in the year ended December 31, 2020, as compared to a loss of Ps.14 million in the year ended. December 31, 2019.

Income Tax

2021 Compared to 2020

Income tax in the year ended December 31, 2021 totaled Ps.8.27 billion, a 7.03% increase from Ps.7.73 billion in the year ended December 31, 2020. Our effective tax rate for the year ended December 31, 2021 and 2020  was 108.5% and 42.38%, respectively. This increase  was  mainly due to the changes in tax rate of the corporate income tax and the no recognition  of the deferred tax assets related to  a portion of tax loss carryforward for which there is no certainty about the existence of future taxable income against which it could be applied.

2020 Compared to 2019

Income tax in the year ended December 31, 2020 totaled Ps.7.73 billion, a 34.57% decrease  from Ps.11.81 billion in the year ended December 31, 2019. This decrease was primarily the result of  decreased taxable income in the year ended December 31, 2020. Our effective tax rate for 2020 and 2019 was 42.38% and 39.88%, respectively.

Net (loss) Income for the Year

2021 Compared to 2020

For the reasons described above, net loss for the year ended December 31, 2021 totaled Ps.0.65 billion, compared to a gain of  Ps.10.50 billion in the year ended December 31, 2020.

2020 Compared to 2019

For the reasons described above, net income for the year ended December 31, 2020 totaled Ps.10.5 billion, a 40.99% decrease from Ps. 17.8 billion in the year ended December 31, 2019.

Item 5.B Liquidity and Capital Resources

As of December 31, 2021, we had cash and cash equivalents of Ps.0.28 billion, and other current financial assets of Ps19.84 billion. See Note 15 and 13.6 to our Audited Consolidated Financial Statements.

Our primary sources of liquidity have been cash flows from operating activities, cash flows from the proceeds of the sale of our temporary investments, and financing provided by equipment suppliers or service providers.

Our receivables from CAMMESA also are an important source of liquidity for us. As of December 31, 2021, our current trade and other receivables from CAMMESA and other customers totaled Ps.22.75 billion.

Our primary cash requirements have been in connection with payments under loans and other financing agreements, employees’ salaries, operating and maintenance expenses and fixed assets investments, taxes, and other overhead expenses. See “Item 5.A.—The State of Emergency of the Argentine Electricity Sector—Expansion of our Generating Capacity.”

Our loans and other borrowings contain customary covenants for facilities of each type, including: (i) certain limitations on consolidations, mergers, and sales of assets; (ii) restrictions on incurring additional indebtedness; (iii) restrictions on paying dividends; (iv) limitations on making capital expenditures and (v) restrictions on the incurrence of liens. Certain events of default and covenants are subject to certain thresholds and exceptions. We do not expect these restrictions to have a material impact on our ability to meet our cash obligations. As of the date of this annual report, we are in compliance with all of our debt covenants.

The Company does not discard the option to pursue potential financing alternatives, if the conditions are favorable.

As of the date of this annual report, we also have uncommitted lines of credit with commercial banks, totaling approximately Ps. 8.95 billion.

As discussed in Note 13.3 to our financial statemens, we have no significant payments related to loans and borrowings scheduled for 2022. During 2023 we will need to make payments of installments under the Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. loan and CP Manque S.AU. and CP Los Olivos S.A.U. corporate bonds. We expect to make the aforementioned payments mainly with liquity from our operations.

We believe that our sources of liquidity, which are mainly the result of operations, will be sufficient to meet our debt service and working capital requirements for the foreseeable future. Also, given that the Company’s expansion plan has been completed in 2021, we do not expect to have any material requirements regarding capital expenditures except for the requirements for Brigadier Lopez close cycle project that has not yet a defined date for commencement.

 However, any further deterioration of the current economic situation may result in a deterioration of the Company’s finances, in a context of lack of access or substantial reduction of credit availability in the financial markets, which could affect our financial condition and results of operation. See “Item 3.D Risk Factors—Risk Relating to Our Business—An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects”.

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

Following the commercial authorizations granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly payments of the receivables relating to the sale of electric power to CAMMESA from January 2004 through December 2007. As of December 31, 2020, there was no balance owed to us under the FONINVEMEM arrangement relating to the sale of electric power to CAMMESA from 2004 through 2007 During the year ended December 31, 2020, we received Ps. 0.5 billion (US$3.98 million in U.S. dollar-denominated payments) in principal and interest for these receivables (including VAT).

As of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM, as a combined cycle, of the thermal plant Central Vuelta de Obligado, which entitled us to receive the collection of the trade receivables under the CVO Agreement. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be signed in order to start the collections. The PPA agreement was signed on February 7, 2019, with retroactive effect to March 20, 2018. As a result, the original amortization schedule from the CVO Agreement is in full force and effect. As of December 31, 2021, the CVO “LVFVD 2008-2011 receivables” totaled Ps.36.05 billion.

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

 During 2020, we collected Ps. 9.5 billion in CVO receivables, measured in current amounts as of December 31, 2021. During 2021, we collected Ps.8.2  billion in CVO receivables, measured in current amounts as of December 31, 2021.

Additionally, we held receivables in the form of LVFVD for the unpaid balances from CAMMESA relating to the sale of electric power to CAMMESA under the additional trust remuneration concept since 2012. On September 3, 2019, CAMMESA and Central Puerto (in accordance with a general offer made to all generators) entered into a final agreement to settle the LVFVD receivables balance. As a result, a 18% reduction of principal amount and accrued interest as of such date was achieved. Moreover, the Company waived any complaint related to such receivables. Pursuant to the agreement, during September 2019, the Company collected Ps. 3,730 million and booked a net profit of Ps. 8,039 million, which was recognized in “Interest earned from customers” under the item “Other operating income” of the 2019 annual consolidated income statement.

For further information regarding sales relating to additional trust remuneration and non-recurring maintenance, see “Item 5.A. Operating Results—Our Revenues—The Energía Base” and “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Schemes.”

Cash Flows

The following table sets forth our cash flows from our operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	(in thousands of Ps.)
	2021	2020	2019
Net cash flows provided by operating activities	26,035,917	29,122,100	24,605,353
Net cash flows used in investing activities	(6,924,183)	(26,095,028)	(57,341,352)
Net cash provided by (used in) financing activities	(19,166,890)	(5,559,727)	35,205,631
Increase (Decrease) in cash and cash equivalents, net	(55,156)	(2,532,655)	2,469,632

Net Cash Provided by Operating Activities

2021 Compared to 2020

Net cash provided by operating activities decreased by 10.6% to Ps.26.04 billion for the year ended December 31, 2021, from Ps.29.12 billion for the year ended December 31, 2020. The decrease was primarily driven by (i) a decrease of Ps. 3.65 billion of the stock of trade receivables, mainly related to the FONI collections, (ii) a decrease of  Ps. 3.52 billion in collection of interests from clients, including the ones from FONI and (iii) a decrease of Ps. 7.77 billion non-cash impairment of property, plant and equipment and intangible assets charge included in the operating income, which was partially offset by (iv) an increase of Ps. 6.88 billion non-cash foreign exchange difference on trade receivables, (v) a decrease of Ps. 4.41 billion from income tax paid, and (vi) a Ps. 6.89 billion reduction in trade and other payables, other non-financial liabilities and liabilities from employee benefits.

2020 Compared to 2019

Net cash provided by operating activities increased by 18.36% to Ps.29.12 billion for the year ended December 31, 2020, from Ps.24.61 billion for the year ended December 31, 2019. The increase was primarily driven by (i) increased revenues as a result of an increase in the exchange rate for 2020, which impacted directly on tariffs set in U.S. dollars, an increase in our revenues from sales under contracts and an increase in our revenues from steam sales; and (ii) a decrease in interest collected from clients and  a decrease in the income tax paid in 2020 as compared to income tax paid in 2019.

Net Cash Used in Investing Activities

2021 Compared to 2020

Net cash used in investing activities decreased by 73.47% to Ps.6.92 billion for the year ended December 31, 2021, from Ps.26.10 billion for the year ended December 31, 2020. The decrease was primarily driven by (i) Ps. 5.37 billion in payments for the purchase of property, plant, and equipment mainly related to the construction of Terminal 6 thermal project that were lower than during 2020, (ii) Ps. 5.34 billion  from the acquisition of short-term financial assets, net, that also were lower than during 2020;  which was partially offset by (iii) Ps. 3.64 billion obtained in the sale of property, plant, and equipment and  (iv) Ps. 0.14 billion in dividends collected.

2020 Compared to 2019

Net cash used in investing activities decreased by 54.49% to Ps.26.10 billion for the year ended December 31, 2020, from Ps.57.34 billion for the year ended December 31, 2019. The decrease was primarily driven by a decrease in payments for purchases of property, plant and equipment used primarly for the construction of the wind farms La Genoveva I, Manque, Los Olivos and Terminal 6 San Lorenzo cogeneration plants, compared to the payments of 2019.

Net Cash (Used in) provided by Financing Activities

2021 Compared to 2020

Net cash used in financing activities totaled Ps. 19.17 billion for the year ended December 31, 2021, compared to Ps.5.56 billion in net cash provided by financing activities during the year ended December 31, 2020. This variation was primarily driven by (i) an increase in  bank and investment accounts overdrafts paid,  and (ii) an increase in loans paid, mainly related to the loans received for the expansion projects

2020 Compared to 2019

Net cash used in financing activities totaled Ps.5.56 billion for the year ended December 31, 2020, compared to Ps. 35.21 billion in net cash provided by financing activities during the year ended December 31, 2019. This variation was primarily driven by (i) long-term loans received  and (ii) an increase in interest and other financial costs paid in 2020 as compared to 2019 and (iii)  an increase in long-term loans paid.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
	(in thousands of Ps.)
	2021	2020	2019
Land and buildings	5,018	7,796	2,174,921
Electric power facilities	-	157,259	17,417,558
Gas turbines	1,448	-	-
Construction in progress	5,071,193	16,941,084	36,403,516
Other	120,019	180,187	128,530
Total	5,197,678	17,286,326	56,124,525

____________

In the year ended December 31, 2021, we made total capital expenditures of Ps.5.2 billion, compared to Ps. 17.29 billion in 2020. During these years, the main additions to fixed assets and land were in connection with proposed projects for the expansion of our installed capacity. During the year ended December 31, 2021, our main capital expenditure was the construction of Terminal 6-San Lorenzo thermal project.

In the year ended December 31, 2020, we made total capital expenditures of Ps.17.29 billion, compared to Ps. 56.12 billion in 2019. During these years, the main additions to fixed assets and land were in connection with proposed projects for the expansion of our installed capacity. During the year ended December 31, 2020, our main capital expenditure was the construction of Terminal 6-San Lorenzo thermal project, and the renewable projects, Manque, Los Olivos and La Genoveva I.

We have funded our capital expenditures with proceeds from debt issuances and cash generated from our operations.

Additionally, capital expenditures estimated for our projects under development are approximately US$130 million for the expansion of the Brigadier López plant. However, due to the uncertainties mentioned in this report we cannot estimate when these capital expenditures will be made. Depending on the timing for the construction of these projects, we may finance these capital expenditures using cash flows from our operations and/or using external financing sources. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants.”

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

Indebtedness

As of December 31, 2021, our total indebtedness was Ps. 43 billion of which 100% was denominated in U.S. dollars. The following table shows our indebtedness as of such date:

	December 31,
	2021
	(in thousands of US$)	(in thousands of Ps.)
Current debt	66,340	6,814,403
Non-Current debt	352,241	36,182,243

____________

Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of US$56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo project described in Note 20.7 to our Audited Consolidated Financial Statements. In accordance with the terms of the agreement, the loan accrues an annual interest equal to LIBOR plus 1.15% and it is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment, which occurred on October 5, 2019.

Pursuant to the loan agreement, among other obligations, Central Puerto has agreed to maintain a debt ratio of (a) as of December 31, 2019 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As of December 31, 2021, the Company has complied with that requirement.

During fiscal year 2019, the planned disbursements for this loan were completed for a total of US$ 55.2 million.

As of December 31, 2021, the balance of this loan, amounts to US$ 45.59 million, approximately equivalent to Ps. 3.69, net of transaction costs.

Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for US$180 million to fund the acquisition of the Thermal Plant Brigadier (the “Brigadier Lopez Loan”).

Pursuant to the agreement, Brigadier Lopez Loan accrues an adjustable annual interest rate based on LIBOR plus margin.

Pursuant to the loan agreement, among other obligations, Central Puerto has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of US$500 million. As of December 31, 2021, the Company complied with such obligations.

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

FX Regulatory Restrictions 7106 were extended until December 31, 2021 by Communication “A” 7230. The installments under the Brigadier Lopez Loan due in June, September and December 2021  were under the scope of the provisions of such regulation. As a consequence,  the Company signed a new amendment, which changed the amortization schedule, rescheduling 60% of installments, whose original maturity date operated in June, September and December 2021, and extending the loan’s final term up to January 2024. The schedule in force, which includes this amendment and the one dated December 22, 2020, foresees monthly amortizations until January 2022, one amortization in June 2023 for the amount of U.S.$34.128 million and the last amortization in January 2024 for the amount of U.S.$55.1 million. Moreover, the financial commitments and obligations undertaken in the first amendment remained unchanged.

This new amendment also implied a 125 basis pointst increase in the applicable interest rate as from June 12, 2021 and the dividend payment restriction was maintained until 2021, as well as the U.S.$ 25 million limitation for 2022. During 2023, the maximum dividend payment allowed is U.S.$20 million.

As of the date of this annual report, all payments provided in the amendments have been made.

As of December 31, 2021, the balance of the loan,  amounts to US$ 90.5 million, approximately equivalent to Ps.9.21 billion net of transaction costs.

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

The financial debt balance of the trust as of December 2021 amounts to US$32.08 million, approximately equivalent to Ps. 3.3 billion.

As of the date of this annual report, this financial debt has been cancelled.

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

CP Achiras

On January 17, 2018, CP Achiras entered into a common terms agreement with (i) the Inter-American Investment Corporation, (ii) the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, (iii) the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and (iv) the International Finance Corporation (collectively, the “senior lenders”) to provide loans for a total amount of up to US$50,700,000 (the “IIC—IFC Facility II” and together with the IIC—IFC Facility I, the “IIC—IFC Facilities”). In accordance with the terms of the agreement entered into  by CP Achiras, US$ 40.7 million accrue a fixed annual interest rate equal to 8.05%, and the rest accrue a 6.77% fixed annual interest rate. The loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019 Several other agreements and related documents, such as the guarantee and sponsor support agreement, where we will fully, unconditionally and irrevocably guarantee, as primary obligor, all payment obligations assumed and/or to be assumed by CP Achiras until the project reaches the commercial operation date (the “Guarantee and Sponsor Support Agreement II” and together with Guarantee and Sponsor Support Agreement I, the “Guarantor and Sponsor Support Agreements”), guarantee trust agreements, a share pledge agreement, a mortgage, an asset pledge agreement over the wind turbines, direct agreements and promissory notes have been executed.

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

As of December 31, 2021, the balance under the CP Achiras and CP La Castellana Loans from the IIC—IFC Facilities, was US$ 118 million, approximately equivalent to Ps.11.79 billion, net of transaction costs.

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

Pursuant to the Guarantee Agreement, among other customary covenants for this type of facilities, Central Puerto has committed, until the project completion date, to maintain (i) a leverage ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, Central Puerto, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U. As of December 31, 2021, the Company has met the requirements described in (i) and (ii) above.

On November 22, 2019, Vientos La Genoveva S.A.U. received a disbursement of US$76.1 million for the total amount of the loan.

As of December 31, 2021, balance of this loan, was US$ 71.71 million, approximately equivalent to Ps.7.10 billion, net of transaction costs.

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

Pursuant to the Collateral, among other obligations, Central Puerto has agreed to maintain a debt ratio of no more than 3.75:1.00 until the date of completion of the project. In addition, Central Puerto, under certain conditions, agreed to make capital contributions, directly or indirectly, to subsidiary CPR Energy Solutions S.A.U. Moreover, Central Puerto has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over CPR Energy Solutions S.A.U.  As of September 3, 2021, CPR Energy Solutions S.A.U. has fulfilled all the requirements and conditions to achieve project’s completion  date. As a result, the collateral posted by the Company was released and CPSA is no longer subject to the obligations previously described.

On May 24, 2019, the loan was fully disbursed. As of December 31, 2021, the balance of this loan was US$ 9.38 million, approximately equivalent to Ps. 0.94 million, net of transaction costs.

Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for the construction of the La Genoveva II wind farm for a principal amount of US$37.5 million.

According to the agreement, the loan accrues interest at an annual rate of LIBOR plus 5.95% and amortizes in 26 quarterly installments beginning on April 23, 2020.

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

Pursuant to the Collateral, among other obligations, Central Puerto has agreed, until the project termination date, to maintain a debt ratio of no more than 3.75:1.00. Moreover, Central Puerto, under certain conditions, agreed to make capital contributions to subsidiary Vientos La Genoveva II S.A.U. Moreover, Central Puerto has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over Vientos La Genoveva II S.A.U. As of September 3, 2021, Vientos La Genoveva II S.A.U. has fulfilled all the requirements and conditions to achieve the project’s completion date.As a result, the Collateral posted by the Company was released and CPSA is no longer subject to the obligations previously described.

On July 23, 2019, the loan was fully disbursed. As of December 31, 2021, the balance of this loan, was US$ 27.19 million, approximately equivalent to Ps.2.73 billion, net of transaction costs.

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

Within the framework of the mentioned program, dated September 2, 2020, Corporate Bonds Class I were issued for an amount of US$ 35.160.000 at a fix 0% interest rate expiring on September 2, 2023; and Corporate Bonds Class II were issued for 1.109.925 at a variable interest rate equivalent to BADLAR rate, plus an applicable margin of 0.97% expiring on September 2, 2021, which was fully cancelled on that date.

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

Cybersecurity

As of the date of this annual report, the Company has not suffered any material cybersecurity incidents. We have, and continue to implement several controls and procedures to avoid, reduce and mitigate the potential exposure to such risk including:

•	Certain controls on users regarding specific systems and apps that can potentially affect the company;
•	Training programs about risks related to technology and software and potential impact for all personnel of the company;
•	Periodic software and apps update issued by developers and software suppliers;
•	Security events monitoring to identify potential outbreaks or suspicios actions or non authorized actiones;
•	Perimetral portection mechanisms like UTM Fortinet, VPN, MFA, antimalware among others;
•	Periodic seurity evaluations through vulnerability analysisand ethical hacking; and
•	Information and data access controlled by setting roles and acces profiles.

For further information relating to risks relating to cybersecurity, see “Item 3.D.—Risk Factors—Risks relating to Our Business—A cyberattack, could adversely affect our business, balance sheet, results of operations and cash flow.”

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

Regarding cogeneration projects, Luján de Cuyo cogeneration project commenced its operations during October 2019. While on August, 15 2021, the COD for the Terminal 6 San Lorenzo cogeneration project was accomplished. On June 14, 2019, Central Puerto, in the context of a local and foreign public tender called by IEASA, which had been awarded to the Company, purchased the Brigadier López Plant which was transferred on that date. The Brigadier López Plant currently has a Siemens gas turbine of 280.5 MW. According to the tender specifications and conditions, it is expected to supplement the gas turbine with a boiler and a steam turbine to reach the closing of the combined cycle, which is expected to generate 420 MW in total. The works for the closing of the combined cycle are pending. However, the effects of the COVID-19 crisis pose challenges to our expansion plans for the Brigadier López plant not only because of the restrictions to the construction, but also due to  difficulties to obtain the necessary financing for the projects in the current market situation. As of the date of this annual report, the continued impact of the COVID-19 crisis in the development of our projects is uncertain, and it may result in us not being able to construct or develop such projects. See “Item 3D. Risk Factors—Risks Relating to our Business— The novel coronavirus couldAn outbreak of a disease may have anmaterial adverse effectconsequences on our business operations and financial conditions.”

The following new projects have their prices set in US dollars, providing a protection against the depreciation of the argentine currency: a) plants under RenovAR regulatory framework, La Castellana I, Achiras, and La Genoveva I , b), Terminal 6-San Lorenzo  and the  cogeneration of the Luján de Cuyo plant under Res. 287/17, and c) the Brigadier López plant, have PPAs with CAMMESA. The steam sales from the units, Terminal 6-San Lorenzo and the  cogeneration of the Luján de Cuyo plant under Res. 287/17, have long term contracts with private offtakers. Furthermore, the PPAs under the MATER regulatory framework, La Castellana II, Manque, Los Olivos, and La Genoveva II, also have PPAs with private offtakers.Furthermore, several factors have affected our plans for the project currently under development, Brigadier López : a) the effects of the outbreak of COVID-19, b) the economic recession in Argentina, c) the decrease in demand of electric energy, d) the lack of available financing, and e) the reduction in the prices of electric energy for power units under Energía Base beginning in February 2020 (Resolution No. 440/21, among others). The same factors have affected, and may continue to affect, the possibility of new expansion projects and opportunities, for which the company had purchased one General Electric gas turbine with a capacity of 373 MWand 130 hectares of land in the north of the Province of Buenos Aires. See “Item 5.A Operating Results—Factors Affecting our Results from Operations—Expansion of Our Generating Capacity.” Regarding  the GE gas turbine, it is uncertain whether there will be new projects or other prospects that would enable us to use the GE gas turbine. We have recorded a charge for the impairment of  the GE gas turbine in the consolidated income statement for the year ended December 31, 2021. For more information, see Note 2.5 to our Audited Consolidated Financial Statements and “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of Property, Plant and Equipment”.In terms of energy tariffs, the Argentine Government has announced that it will keep the energy tariffs without significant changes. We believe that the possibility to see changes in these tariffs in order to cut off subsidies and narrow the gap between the whole price of generating electric energy and the price paid by the demand after that date is highly dependent on the outcome of the COVID-19 pandemic crisis, and the path of the recovery of economic activity . In February 2020, Energía Base tariffs were reduced significantly by Res. 31/20 compared to the tariffs in effect at the beginning of the year, and prices for this segment were set in Argentine pesos. Although Resolution No. 31/20 included a monthly update mechanism taking into account a mix between CPI and WPI, on April 8, 2020, the Secretary of Energy instructed CAMMESA to postpone until further notice the application of Annex VI, related to the price update mechanism described under “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”. In February 2021, Resolution No. 440/21 was issued amending Resolution No. 31/20 and increasing prices for generators, among other modifications. Under the Energía Base, the fuel required to produce the energy we generate is supplied by CAMMESA free of charge, and the price we receive as generators, for sales not made under term contracts, is determined by the Resolution SE No. 440/2021 without accounting for the fuel CAMMESA supplies.

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

A substantial portion of our remuneration is currently based on fixed capacity and not generation levels. Our power plants are subject to the risk of mechanical or electrical failures due to natural disasters. Catastrophic accidents or terrorist attacks and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance”.

Additionally, our steam production, which was affected by the La Plata Plant Sale, was affected by Terminal 6-San Lorenzo COD delays, originally scheduled for September 2020 but started operations on August, 15 2021. This was partillay offset with the steam production from our Luján de Cuyo plant which started operations in October 2019.

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

Regarding the collections from CAMMESA, from September 2016 to November 2017 CAMMESA has paid without delays, and since then, there were periods in which CAMMESA experienced certain delays in paying up to 90 days (for further information on the duration of these delays see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk”)..For these delays, we are entitled to receive interests from CAMMESA. Payments related to PPAs under the Renovar Regulatory Framework have not suffered delays. CAMMESA may once again be unable to make payments to generators both in respect of energy dispatched and generation capacity availability on a timely basis or in full, which may substantially and adversely affect our financial position and the results of our operations.

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

We also assume an increase in our number of employees related to our new projects, but we believe that salaries will remain in line with current levels. We cannot assure you that our operating or other costs will not increase at higher rates. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Government measures, as well as pressure from labor unions, could require salary increases or added benefits, all of which could increase companies’ operating costsOur Business— We could be affected by material actions taken by the trade unions”, “Item 3.D.—Risk Factors—Risks Relating to the Electric Power Sector in

Argentina—We operate in a heavily regulated sector that imposes significant costs on our business, and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations” and “Item 3.D.—Risk Factors—Risks Relating to Our Business—Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, liquid fuel.”

Item 5.E Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

Item 6.A Directors and senior management

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

The latest election relating to our Board of Directors took place at the ordinary shareholders’ meeting held on April 30, 2021.

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

The following table sets forth the current composition of our Board of Directors:

Name	Title	Date of first appointment to the board	Date of expiration of current term	Date of birth
Osvaldo Arturo Reca	Chairman of the Board	April 5, 2011	December 31, 2021	December 14, 1951
Guillermo Rafael Pons*	Director	April 30, 2020	December 31, 2021	September 22, 1964
Miguel Dodero	Director	September 21, 2015	December 31, 2021	February 16, 1955
José Luis Morea*	Director	April 30, 2019	December 31, 2021	October 19, 1954
Juan José Salas*	Director	September 21, 2015	December 31, 2021	February 23, 1960
Diego Gustavo Petracchi	Director	April 27, 2018	December 31, 2021	July 17, 1972
Tomas Peres	Director	April 27, 2018	December 31, 2021	December 31, 1983
Tomás José White*	Director	April 27, 2018	December 31, 2021	May 18, 1957
Soledad Reca	Director	April 30, 2021	December 31, 2021	February 22, 1990
Jorge Eduardo Villegas*	Director	April 28, 2017	December 31, 2021	January 9, 1949
Marcelo Atilio Suvá	Director	July 22, 2008	December 31, 2021	July 27, 1948
Oscar Luis Gosio*	Alternate Director	July 11, 2007	December 31, 2021	August 17, 1954
Fernando Bonnet	Alternate Director	April 30, 2021	December 31, 2021	March 25, 1977
Justo Pedro Sáenz	Alternate Director	April 10, 2008	December 31, 2021	May 2, 1958
Adrián Gustavo Salvatore	Alternate Director	April 27, 2018	December 31, 2021	April 26, 1967
Javier Alejandro Torre	Alternate Director	April 27, 2018	December 31, 2021	April 19, 1967
Rubén Omar López	Alternate Director	April 27, 2018	December 31, 2021	April 17, 1964
José Manuel Pazos	Alternate Director	September 21, 2015	December 31, 2021	September 14, 1971
Enrique Gonzalo Ballester*	Alternate Director	April 28, 2017	December 31, 2021	January 19, 1954
Gabriel Enrique Ranucci*	Alternate Director	April 30, 2020	December 31, 2021	April 7, 1974
Enrique Terraneo	Alternate Director	April 30, 2021	December 31, 2021	October 10, 1974
Alejo Villegas*	Alternate Director	April 30, 2021	December 31, 2021	February 16, 1980

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

Tomas Peres holds a degree in Business Administration from the Universidad de San Andrés. From 2007 to 2009 he worked in the audit department of KPMG. From 2009 to 2015 he worked at Ultrapetrol American Barge Line, first as bunker responsible, and then as chief of commercial planning. He served as an advisor of the Ministry of Transport of the Republic of Argentina Director of Inversora de Gas del Centro S.A. and Energía Sudamericana S.A until 2021 and currently acts as an independent consultant.

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

Soledad Reca holds a degree in organization and production of events from Ott College. She currently acts as independent event planner. Between 2018 and 2020 she served as Director of DGCE.

Marcelo Suvá holds a degree in Economics from the Universidad Católica Argentina. He has served as alternate director of our Board of Directors since 2008. Since 2020 he serves as vice president of CPSA. He was shareholder of Coinvest SA, a private equity company, as well as of MBA Banco de Inversiones S.A. (currently known as Lazard Argentina SA), a leading Argentine investment bank, where he was also member of its Board of Directors and took part in various M&A transactions. He also served as Director of HNQ. Distrilec Inversora S.A. He also serves as director of Distrilec Inversora S.A and alternate Director of IGCE SA, DGCU SA, DGCE SA and RPS Consultores S.A.. He currently serves as chairman of the Governing Board at Universidad Austral.

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

Fernando Roberto Bonnet holds a degree in Accounting from the Universidad Nacional de Buenos Aires. In addition, from 2009 to 2010, he took a graduate level course in Executive Business Administration in IAE Business School, Universidad Austral. Since April 1, 2021, he serves as the Chief Executive Officer of our company. From March 2020 to March 2021, he served as the Chief Operating Officer of our company. From 2010 to March 2020, he served as the Chief Financial Officer of our company and from 2008 to 2010, he also served as tax manager. He served as tax manager of Ernst & Young Argentina. Mr. Bonnet currently serves as vice-chairman of Proener S.A.U. and CP Renovables S.A He currently serves as an alternate director of CP Achiras S.A.U., CPR Energy Solutions S.A.U., CP La Castellana S.A.U., CP Patagones S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., CP Manques S.A.U. and CP Los Olivos S.A.U.

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

Adrián Gustavo Salvatore holds a degree in law from the Universidad de Buenos Aires and an MBA in a joint degree from the Universidad del Salvador (Argentina) and the Universidad de Deusto (Spain). From 1993 to 1997 he worked at the legal and regulatory department of ESEBA, where he was in charge of the process of privatizing the company. From 1997 to 2003, he worked as legal manager at COMESA, Comercializadora de Energía, and in 2003 he joined the law firm Bruchou, Fernández Madero, Lombardi & Mitrani, as part of their regulatory and public services department. He has worked in the regulatory department of Central Puerto since 2008, and he currently serves as Institutional Relations Director. He also serves as a director in Termoeléctrica José de San Martín S.A. and as alternate director of Termoeléctrica Manuel Belgrano S.A., Inversora de Gas del Centro S.A., Distribuidora de Gas Cuyana S.A. and Distribuidora de Gas del Centro S.A. He is also the chairman of Proener S.A.U., and vice-chairman of Central Vuelta de Obligado S.A.

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

Rubén Omar López holds a degree in Electrical Engineering from the Universidad Tecnológica Nacional. He also holds a postgraduate degree in Business Management from Universidad de Buenos Aires. From 2013 to 2019, he was our planning and regulation manager, from 2019 to April 2020 he was our Strategic Planning Director. Since April 2020, he is our Renewable Energy Manager. He has more than 30 years of experience in the utilities sector, where he has held different positions both in technical and commercial areas. In addition, he currently serves as director of EDESUR S.A. and alternate director of Distrilec Inversora S.A. He currently serves as Chairman of: CP Achiras S.A.U., CP La Castellana S.A.U., CPR Energy Solutions S.A.U., , Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., CP Manque S.A.U. and CP Los Olivos S.A.U., In addition, he has been a director in Compañía Administradora del Mercado Mayorista Eléctrico (CAMMESA) since 2015 to August 2019.

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

Alejo Villegas is a lawyer graduated from the Universidad Católica Argentina in 2006. Since then, he has worked as an independent professional advising clients in the private sector. He has been part of the Jorge Eduardo Villegas Law Firm since 2002, specializing in advising on Civil and Commercial Law. He is registered with the Federal Capital Bar Association and with the San Isidro Bar Association. He is currently a member of the Directory of commercial companies that develop activities related to agriculture and tourism.

Family Relationships

Mr. Juan Antonio Nicholson is the father of Lucas Nicholson, and serve as Syndic and Alternate Syndic, respectively, on our Supervisory Committee.Mr. Diego Gustavo Petracchi and Tomas Peres are cousins, ans serve as Directors, on our Board of Directors. Mr. Osvaldo Reca is the uncle of Mrs. Soledad Reca.

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

Independence Criteria of Directors

In accordance with the provisions of Section 4, Chapter I, Title XII “Transparencia en el Ámbito de la Oferta Pública” and Section 11, Chapter III, Title II “Órganos de Administración y Fiscalización, Auditoría Externa” of the CNV rules, we are required to report to the shareholders’ meeting, prior to vote the appointment of any director, the status of such director as either “independent” or “non-independent.” At present José Luis Morea, Juan José Salas, Tomas José White, Jorge Eduardo Villegas, Oscar Luis Gosio, Guillermo Rafael Pons, Gonzalo Ballester, Alejo Villegas  and Gabriel Enrique Ranucci are independent members of our Board of Directors according to the criteria established by the CNV, which may differ from the independence criteria of the NYSE and NASDAQ. See “Item 6.—Audit Committee” for further details about independence requirements of the members of our Audit Committee at the time of the offering.

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

Senior Officers

The following table sets forth the current composition of our management team:

Name	Title	Date of first appointment to position	Date of Birth
Fernando Roberto Bonnet	CEO	2021	March 23, 1977
Enrique Terraneo	CFO	2021	October 13, 1974
Eduardo Nitardi	Engineering Director	2016	July 18, 1955
Alberto Francisco Minnici	Production and Combined Cycle Plant Manager	2015	April 14, 1965
José María Saldungaray	Fuel Supply Planning Manager	2014	February 18, 1967
Justo Pedro Sáenz	Administration Manager	2007	May 2, 1958
José Manuel Pazos	General Counsel, Head of Legal Area	2015	September 14, 1971
Rubén Omar López	Renewable Energy Manager	2019	April 17, 1964
Gabriel Omar Ures	Commercial Director	2018	December 31, 1978
Leonardo Marinaro	Legal Affairs Manager	2007	April 25, 1963
Javier Alejandro Torre	Human Resources Manager	2016	April 19, 1967
Adrián Gustavo Salvatore	Institutional Relations Director	2019	April 26, 1967
Martín Fernández Barbiero	Compliance and Internal Audit Manager	2009	April 28, 1971
Leonardo Katz	Director de Planificación Estratégica	2020	March 24, 1970

____________

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

Gabriel Omar Ures holds a degree in Systems Engineering from the Universidad Abierta Interamericana. He also holds a Postgraduate degree in Gas and Electricity Administration in Instituto Tecnológico de Buenos Aires (ITBA) and a Management Program from the Darden Business School of the University of Virginia, United States. He started his professional career in 1997 and has over 24 years of experience working in the Argentine power sector. Among other positions, he held managerial positions in Hidroeléctrica Alicura, was commercial director of AES Argentina Generación, General Manager of Termoeléctrica Manuel Belgrano (from 2013 to 2018), Commercial Manager in Central Dock Sud (YPF EE). Additionally, he was a director of various companies and industry chambers, including AGEERA (Asociación de Generadores de Energía Eléctrica de la República Argentina) where he has been elected as President for 5 consecutive terms (2012/2017) after holding the Vice Presidency. He currently serves as director of CAMMESA and Termoeléctrica Manuel Belgrano S.A.

Leonardo Marinaro holds a degree in law from the Universidad Católica Argentina. He has been our legal affairs manager since 2007. Mr. Marinaro has served as director of LPC, CTM and Edesur S.A. He is currently a director of CP Renovables S.A., Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U., and alternate director of Proener S.A.U., Central Vuelta de Obligado S.A., TMB, TJSM, Distrilec Inversora S.A.,., DGCE, IGCE,  and Energía Sudamericana S.A.

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

Leonardo Katz holds a degree in Industrial Engineering from the Universidad Nacional de Salta. He also received an MBA degree in 2001 from Universidad del CEMA. He has more than 20 years of experience in the Generation sector. He has been the General Manager of Central Vuelta de Obligado S.A., in charge of the completion of the project and the closing of commercial litigation, currently remain as a Chairman. Previously Mr Katz served in Central Puerto as Planning and Investments Manager (Dec’15 to Dec’19), Head of Internal Investment Planning (Apr’07-Dec’15). He served as Latam Senior Market Analyst since Set’97 in CMS Energy an American company who used to have assets in Argentina and Latam. He is a Director in the FONINVEMEN Projects since its completion.

For the biography of Mr. Fernando Roberto Bonnet, Enrique Terraneo Justo Pedro Sáenz, José Manuel Pazos, Rubén Omar López, Javier Alejandro Torre and Adrián Salvatore see “Item 6.—Board of Directors.”

Item 6.B Compensation

Compensation of our Board of Directors

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

During the annual ordinary shareholders’ meeting convened for April 29, 2022, the shareholders will consider the approval of the directors’ fees that amounted to a total of Ps.23,094,000 for services rendered in 2021, which were paid in 2021. As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

Compensation of our Senior Officers

In 2021, our management received compensation and fees totaling Ps. 215.3 million (in nominal values), of which Ps. 34.67 million consisted of an annual bonus. The annual bonus to management is normally between three and four times their salaries and is based on certain performance thresholds related to the amount of work performed and the importance of such work to our business. We also compensate directors who perform managerial, technical and administrative functions for their roles both as directors and as executive officers.

Compensation of our Supervisory Committee

During the annual ordinary shareholders’ meeting convened for April 29, 2022, the shareholders will consider the approval of the Supervisory Committee’s fees of Ps.1,665,000 (in nominal terms) for services rendered in 2021.

Item 6.C Board practices

As of the date of this annual report, the Company does not have contracts with its directors providing benefits upon termination of employment.

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

Independence Requirements under Commission Rule 10-A3

Pursuant to NYSE Rule 303A.06, we are required to have an audit committee that complies with Rule 10-A3. Under rule 10-A3, we are required to comply with certain independent standards. Each member of the audit committee must be independent and a member of the board of directors. Pursuant to Rule 10-A3, in order to be considered “independent”, a member of an audit committee of a listed issuer may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

•	accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or
•	be an affiliated person of the issuer or any subsidiary thereof.

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

Pursuant to Argentine Capital Markets Law, the Audit Committee, among other things:

•	advises on the Board of Directors’ proposal for the designation of external independent accountants and ensure their independence;
•	oversees our internal control mechanisms and administrative and accounting procedures and assesses the reliability of all financial and other relevant information filed with the CNV and other entities to which we report;
•	oversees our information policies concerning risk management;
•	provides the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;

•	advises on the reasonableness of fees or stock option plans for our directors and managers proposed by the Board of Directors;
•	advises on our fulfillment of legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in cases of capital increase in which pre-emptive rights are excluded or limited;
•	verifies the fulfillment of any applicable rules of conduct; and
•	issues opinions on related-party transactions under certain circumstances and files such opinions with regulatory agencies as required by the CNV in the case of possible conflicts of interest.

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

The following chart shows the members of our Audit Committee according to the resolution passed at the Board of Directors’ meeting held on May 12, 2021

Name	Title	Date of first appointment to position	Date of birth	Status(1)
Juan José Salas	Chairman	May 6, 2016	February 23, 1960	Independent

Tomás José White	Member	May 14, 2018	May 18, 1957	Independent

José Luis Morea	Member	May 13, 2019	October 19, 1954	Independent
Jorge Eduardo Villegas	Alternate Member	May 11, 2017	January 9, 1949	Independent
Oscar Luis Gosio	Alternate Member	July 12, 2007	August 17, 1954	Independent

(1)   Status based on rules of the CNV and the Commission.

For the biographies of the members of our Audit Committee, see “Item 6.—Board of Directors.”

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and are vested with the powers set forth by the Argentine Corporate Law and other applicable legal provisions. Any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expired on December 31, 2021

Members of our Supervisory Committee are also authorized to attend Board of Directors’ and shareholders’ meetings, call extraordinary shareholders’ meetings and investigate claims brought in writing by shareholders who own more than 2.00% of our outstanding shares. Pursuant to the Argentine Corporate Law, only lawyers and accountants admitted to practice in Argentina and domiciled in Argentina or civil partnerships composed of such persons may serve as syndics in an Argentine sociedad anónima, or limited liability corporation. Following the registration of the 2016 Merger, members of our Supervisory Committee may call for an ordinary shareholders’ meeting, in the specific cases provided by law, as deemed necessary by any of them, or otherwise when so required by shareholders representing no less than 5.00% of our capital stock. Pursuant to Section 294 of the Argentine Corporate Law, our Supervisory Committee must review our books and records, when deemed convenient and at a minimum on a quarterly basis.

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

The following chart shows the members of our Supervisory Committee according to the resolution passed at the annual ordinary shareholders’ meeting held on April 30, 2021. According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV rules, all of our syndics and alternate syndics are independent.

Name	Office	Date of first appointment to position	Profession	Date of birth
Carlos C. Adolfo Halladjian.	Syndic	April 16, 2013	Public Accountant	March 8, 1977
Eduardo Antonio Erosa	Syndic	April 16, 2013	Public Accountant	October 6, 1958
Juan Antonio Nicholson	Syndic	April 27, 2018	Lawyer	July 21, 1947
Cristina Margarita De Giorgio	Alternate Syndic	April 30, 2021	Public Accountant
Carlos Adolfo Zlotnitzky	Alternate Syndic	September 21, 2015	Public Accountant	April 4, 1981
Lucas Nicholson	Alternate Syndic	April 27, 2018	Lawyer	October 9, 1985

____________

The following are the academic and professional backgrounds of our Supervisory Committee members:

Carlos C. Adolfo Halladjian holds a degree in Accounting, magna cum laude, from the Universidad de Buenos Aires. He has served as a syndic of our Supervisory Committee since 2013. He has been a partner of the Halladjian y Asociados accounting firm since 2010. He serves as syndic of the following companies: Proener S.A.U., CVOSA, TJSM, Empresa Distribuidora Sur Sociedad Anónima (EDESUR S.A), CP Renovables, CP La Castellana S.A.U., CP Achiras S.A.U., CPR Energy Solutions S.A.U., Distrilec Inversora S.A., Hidrodistribución S.A, PB Distribución S.A, RPE Distribución S.A., CP Patagones S.A.U., Estudio Halladjian SRL, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U., as well as an alternate syndic of the following companies: DGCU, CP Manque S.A.U. and CP Los Olivos S.A.U.

.Eduardo Antonio Erosa holds a degree in Accounting from the Universidad Católica Argentina in 1985. He has served as a syndic of our Supervisory Committee since 2013. He currently is President of the Board of Directors of Compañía Argentina de Navegación de Ultramar S.A. In addition, he is an alternate syndic of LE Capital S.R.L

Juan Antonio Nicholson holds a degree in law from the Universidad de Buenos Aires, where he also was adjunct professor of Commercial Law. He is partner at the law firm Nicholson y Cano Abogados. He served as a director and syndic of several companies. Since 2005 he has been a syndic of HSBC Bank Argentina. He is also president of  el Tunalito S.A. Since 2018 he serves as a member of our Supervisory Committee

Cristina Margarita De Giorgio holds a degree in Accounting from the Universidad Católica Argentina in 1985. She also holds postgraduate degrees in Management of Small and Medium Enterprises, Ontological Coaching, Human Resources and Leadership from Universidad Católica Argentina, Universidad de Belgrano, Universidad del Salvador and IAE, respectively. She worked as Head of Accounting in a private firm, and from 1983 to 1988 she worked at Balzarotti and Associates Studio (Touch Ross International) Small and Medium Enterprises Subdivision. From 1985 to 2005 she served as Professor of Accounting I and II  at Universidad Católica Argentina, and, from 1985 to 1990, as Professor of Ethics at Universidad Católica Argentina .

Carlos Adolfo Zlotnitzky holds a degree in Accounting from the Universidad de Buenos Aires. He has served as an alternate syndic of our Supervisory Committee since 2015. He works as an independent accountant and tax and accounting advisor for both legal entities and individuals. He currently serves as alternate syndic of DGCE, DGCU, IGCE, . ESSA, CP Manques S.A.U. and CP Los Olivos S.A.U.

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

Item 6.D Employees

We had 861 employees ad of December 31, 2021, 885 employees as of December 31, 2020, and 894 employees as of December 31, 2019. The following table breaks down the number of our employees and their affiliation with unions for the periods indicated:

Year	Union	Puerto Complex	La Plata	Luján de Cuyo	Piedra del Águila	Brigadier López	Terminal 6-San Lorenzo	CP Renovables	CP La Castellana	CP Achiras	VientosLa Genoveva	Manque	CVOSA
2017	Subtotal outside CBA	68	3	10	4	—	—	1	3	3	—	—	—

	APSEE	104	2	—	—	—	—	—	—	—	—	—	—
	LYF	360	23	—	—	—	—	—	—	—	—	—	—
	FATLYF	—	—	89	47	—	—	—	—	—	—	—	—
	APUAYE	—	—	16	5	—	—	—	—	—	—	—	—
	Subtotal under CBA	464	25	105	52	—	—	1	5	5	—	—	40
	Total	532	28	115	56	—	—	1	5	5	—	—	78
													—
2018	Subtotal outside CBA	116	—	11	4	—	—	1	5	5	—	—	38

	APJAE	—	—	—	—	—	—	—	—	—	—	—	6
	APSEE	100	—	—	—	—	—	—	—	—	—	—	—
	LYF	336	—	—	—	—	—	—	—	—	—	—	—
	FATLYF	—	—	83	43	—	—	—	—	—	—	—	34
	APUAYE	—	—	16	5	—	—	—	—	—	—	—	—
	Subtotal under CBA	436	—	99	48	—	—	1	5	5	—	—	40
	Total	552	—	110	52	—	—	1	3	5	—	—	78

2019	Subtotal outside CBA	119	—	9	4	0	11	1	6	4	—	—	31
						—	6				—
	APJAE	—	—	—	—	—	—	—	—	—	—	—	6
	APSEE	91	—	—	—	—	—	—	—	—	—	—	—
	LYF	327	—	—	—	—	—	—	—	—	—	—	—
	FATLYF	—	—	81	41	71	21	—	—	—	—	—	34
	APUAYE	—	—	16	5	—	2	—	—	—	—	—	8
	Subtotal under CBA	418	—	97	46	71	29	0	0	0	—	—	48
	Total	537	—	106	50	71	40	1	6	4	—	—	79

2020	Subtotal outside CBA	107	-	9	4	-	16	-	6	4	1	—	31

	APJAE	—	—	—	—	—	6	—	—	—	—	—	6
	APSEE	92	—	—	—	—	-	—	—	—	—	—	-
	LYF	322	—	—	—	—	-	—	—	—	—	—	-
	FATLYF	—	—	80	43	71	21	—	—	—	—	—	34
	APUAYE	—	—	16	5	-	2	—	—	—	—	—	8
	Subtotal under CBA	414	—	96	48	71	29	—	—	—	—	—	48
	Total	521	—	105	52	71	45	—	6	4	1	—	79

2021	Subtotal outside CBA	116	—	9	4	1	11	—	1	1	1	2	31

	APJAE	—	—	—	—	—	6	—	—	—	—	—	6
	APSEE	89	—	—	—	—	—	—	—	—	—	—	—
	LYF	302	—	—	—	—	—	—	—	—	—	—	—
	FATLYF	—	—	82	43	67	25	—	—	—	—	—	34
	APUAYE	—	—	16	5	—	2	—	—	—	—	—	7
	Subtotal under CBA	391	—	98	48	67	33	—	—	—	—	—	47
	Total	507	—	107	52	68	44	—	1	1	1	2	78
____________

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

Item 6.E Share Ownership

Share Ownership

The table below sets forth information concerning the share ownership of our directors and members of our administrative, supervisory or management bodies as of April 22, 2022

Name	Title	Shares	% of shares
Marcelo Suvá	Alternate Director and Vice President	1,500,000	0.10%
Fernández Barbiero, Martín	Compliance and Internal Audit Manager	285	0.00%
Leonardo Katz	Director de Planificación Estratégica	2,675	0.00%
Enrique Terraneo	CFO and Alternate Director	4,000	0.00%

Item 7. Major Shareholders and Related Party Transactions

Item 7.A. Major Shareholders

As of April 28, 2022, we had 1,514,022,256 outstanding shares of common stock with a par value of Ps.1.00 per share. Each share of common stock is entitled to one vote. We do not have any preferred shares outstanding and only have one class of common shares outstanding. 8,851,848, or 0.58%, of our common shares are held by our subsidiary, Proener S.A.U.

The following table sets forth certain information known to us concerning the beneficial ownership over 5% or more of our common shares as of April 22, 2022 (except as set forth below).

Beneficial Owner	Shares	% of shares
Plusener S.A.(1)	158,073,984	10.44%
Argentine Government	124,949,112	8.25%
Guillermo Pablo Reca(2)	172,737,169	11.41%
Eduardo José Escasany(3)	77,643,863	5.13%
Senior Management and Directors**	1,506,960	0.10%
Other Shareholders(4)	979,111,141	64.67%
Total	1,514,022,256	100.00%

____________

**	Marcelo Suvá Enrique Terraneo, Leonardo Katz and Martín Fernández Barbiero each own less than 1% of the outstanding common stock.
(1)	According to Schedules 13G filed with the Commission by Plusener S.A. on February 6, 2020.
(2)	According to Schedules 13G filed with the Commission by Guillermo Pablo Reca on February 9, 2022.
(3)	According to Schedules 13G filed with the Commission by Eduardo José Escasany on February 14, 2021.
(4)	No other shareholder has beneficial ownership of more than 5% of our common shares. None of our senior officers own any of our common shares.

As of April 22, 2022, we had approximately 33,658,656 ADSs outstanding.

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

This transaction was accounted as a transaction with non-controlling interest in accordance with IFRS 10. Consequently, the difference of 2,967,736 between the book value of the non-controlling interest at the transaction date and the fair market value of the consideration paid was directly recognized in equity and attributed to holders of the parent.

Except as set forth below and as otherwise permitted under applicable law, we are currently not party to any transactions with, and have not made any significant loans to, any of our directors, key management personnel or other related persons, and have not provided any guarantees for the benefit of such persons, nor are there any such transactions contemplated with any such persons.

Management Assistance Agreement

RMPE (formerly known as SADESA Servicios S.A.) provides certain administrative, financial, commercial, human resources and general management services to us under the terms of the management assistance proposal dated November 30, 2007, as amended and assigned (the “Assistance Proposal”). Guillermo Pablo Reca currently serves as regular director and chairman of RMPE and holds equity therein. The Assistance Proposal was valid for five years as of December 1, 2007 and was automatically extended for two additional periods. We must pay a fee equal to one and a half percent (1.50%) of our annual gross sales revenues carried out as a result of our main activities. The amounts accrued under this agreement in years ended December 31, 2021, 2020, and 2019 were Ps. 848 million, Ps. 821.7 million, and Ps. 738.3 million, respectively.

Other than the management assistance services, we receive from RMPE, a lease between us, as lessor, and RMPE, as lessee, involving a monthly payment of Ps.18,000.

For more information on the related party transactions, see Note 18 to our Audited Consolidated Financial Statements.

CP Renovables Stock Option Agreement

On January 18, 2017, CP Renovables entered into a stock option agreement with its then chairman and general manager (or CEO), Guillermo Pablo Reca (“the minority shareholder”), pursuant to a stock option plan approved by CP Renovables’ shareholders on April 28, 2016. Under the stock option agreement, the minority shareholder had the obligation, for a three-year term, to (i) develop the CP Renovables business by, among other things, facilitating investments, proposing acquisitions and business opportunities for the expansion of renewable energy projects, and (ii) lead the development of the existing projects of CP Renovables. In addition, the minority shareholder has the right to purchase up to 10% of the fully diluted capital stock of CP Renovables, in whole or in part, in one or more acquisitions, at any time prior to the seventh anniversary of the date of execution of the stock option agreement.  This latter right to purchase up to 10% of the fully diluted capital stock of CP Renovables is composed by the right to acquire (y) 63,058,342 class B shares of CP Renovables (the “Initial Option Shares”), and (z) an additional number of class B shares equal to 10% of any increase in capital stock made since the execution of the stock option agreement (the “Additional Option Shares”). The aggregate price for the Initial Option Shares (assuming all are purchased) has been agreed in US$3,963,690, while the purchase price of any Additional Option Shares will be the U.S. dollar equivalent (based on the exchange rate at the time of the relevant capital increase) of the subscription price per share paid for the shares of CP Renovables issued pursuant to such capital increase. The stock option agreement includes adjustments and anti-dilution protections, including with respect to in-kind capital increases and dividend distributions by CP Renovables, and other transactions such as stock splits and redenomination of par value. In addition, the minority shareholder can assign his rights under the stock option agreement without the consent of CP Renovables. As of the date of this annual report, the option, although fully vested, has neither been exercised nor assigned.

GESER S.A.U.

On March 24, 2022, we acquired an 8.599% interest in the related company GESER S.A.U., an entity controlled by IGCE. The purchase price was Ps. 2,631 thousand. GESER S.A.U. is a private unlisted company which is engaged in providing administrative services.

Item 7.C Interests of experts and counsel

Not applicable.

Item 8. Financial Information

Item 8.A. Consolidated Statements and Other Financial Information.

See Item 18 and our Audited Consolidated Financial Statements as of December 31, 2021 and for the years ended December 31, 2021, 2020, and 2019 included in this annual report.

Legal Proceedings

Income Tax for Fiscal Year 2014

In February 2015 the Company filed income tax returns for the nine-month period ended September 30, 2014, applying the adjustment for inflation mechanism established by the Argentine Income Tax Law. In addition, the Company filed its income tax return for the three-month period ended December 31, 2014, applying the same adjustment for inflation mechanism.

On July 27, 2021, the Argentine Tax Authorities issued a resolution through which it implemented an infringement investigation in relation to the income tax for the irregular fiscal periods ended September 30, 2014 and December 31, 2014, for the alleged omission included in Section 45, Law No. 11,683. On September 8, 2021, the Company submitted the corresponding deposition and the corresponding evidence. As of the date of this annual report, the proceedings are under review of the Argentine Tax Authorities.

Based on the opinion of legal counsel and on the IFRIC 23 accounting guidelines, we concluded that it is probable that the Argentine tax authority may accept the Company’s interpretation, thus not requiring to register a liability under such item with respect to income tax determination for fiscal year 2014.

Action for Recovery—Income Tax Refund for Fiscal Period 2010.

In December 2014, the Company, as merging company and continuing company of HPDA, filed action for recovery with the tax authorities regarding the income tax for the fiscal period 2010, which was incorrectly entered by HPDA. This recourse action seeks to recover the income tax entered by HPDA in accordance with the lack of application of the inflation- adjustment mechanism established by the Income Tax Law. In December 2015, since the term stated by Law no. 11,683 elapsed, the Company brought a contentious- administrative claim before the National Court to ask for its right to obtain the income tax recovery.

In October 2018, the Company was served notice of the judgment issued by the Federal Contentious- Administrative Court No. 5, which granted the right to recourse. The judgment ordered tax authorities to return the amount of Ps. 67,612 thousand (at historical values) to the Company plus the interest stated in the Central Bank Communication 14290 and ordered that legal cost must be borne by the defendant. Such judgment was appealed by the National Tax Administration, and on September 9, 2019, Division I of the National Court of Appeals of the Federal Contentious- Administrative Court (“CNACAF”) confirmed the appealed judgment. On September 24, 2019, the National Tax Administration raised Federal Extraordinary Appeal (“REF”) against CNACAF judgment, which was replied by the Company. On October 29, 2019, CNACAF granted the REF and sent the file to the Argentine Supreme Court, which remains under analysis as of the date of this annual report.

Action for recovery - Income Tax Refund for Fiscal Years 2009, 2011 and 2012

In December 2015, the Company filed a claim before the Argentine Tax Authorities for the recovery of income tax for the fiscal year 2009, in the amount of Ps. 20,395 thousand at historical values which had been incorrectly paid by the Company in excess of our income tax liability. By filling such action, the Company sought to recover the excess amounts we paid due to the non application of the inflation adjustment as set forth in the Argentine Income Tax Law. On April 22, 2016, after the term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Tax Court. On September 27, 2019, the first instance court rendered a judgment rejecting the complaint filed by the Company. Such judgment was appealed by the Company on October 4, 2019 and, on March 11, 2020, the CNACAF revoked the first instance tax court judgment, in favor of the Company’s claim. Upon this resolution, the Argentine Tax Authorities raised an Extraordinary Appeal, which was granted by CNACAF on September 1, 2020.

In December 2017, the Company, as merging and continuing company of HPDA, filed a claim before the Argentine Tax Authorities for the recovery of Ps. 52,783 thousand at historical values paid in excess by HPDA on its 2011 fiscal year Income Tax fiscal period. By filling such action, HPDA intends to recover the excess amounts paid due to the non application of the inflation adjustment set forth in the Argentine Income Tax Law. On April 1, 2019, such claim was rejected by Argentine Tax Authorities. Therefore, the Company filed an administrative and legal action on April 25, 2019.

In December 2018, the Company brought two administrative complaints of recovery before the Argentine Tax Authorities: the first one was filed by the Company, as merging company and continuing company of HPDA, regarding the income tax for the fiscal period 2012 that amounted to 62,331 at historical values, which was entered in excess by HPDA. The second complaint was filed by the Company regarding the income tax for the same fiscal period that amounted to 33,265 at historical values, which was entered in excess by the Company. These recourse actions seek to recover the income tax entered by HPDA and the Company in accordance with the lack of application of the inflation-adjustment mechanism aforementioned. On September 12, 2019, the Company filed both recourse actions before the Federal Contentious- Administrative Court against the Argentine Tax Authorities in accordance with Section 82, paragraph “c” of Law no. 11,683 (restated text 1998 as amended), as the term established in the second paragraph of Section 81 of such law had elapsed.

Action for recovery - Income Tax Refund for Fiscal Year 2015

On December 23, 2020, the Company submitted a claim before the Argentine Tax Authorities in relation to income tax for the fiscal year 2015, for the amount of Ps. 129,231 thousands at historical values. The purpose of the claim for recovery is to obtain reimbursement of the income tax paid by the Company due to the non application of the inflation adjustment mechanism set forth in the Argentine Income Tax Law. On April 22, 2021, the Company filed a recovery lawsuit before the Court for Contentious Administrative Matters against the Argentine Tax Authorities pursuant to the provisions of Section 82, subsection c of Law No. 11683 (restated and amended 1998), on the grounds that the term established in the second paragraph of Section 81 of that body of rules had elapsed.

Action for recovery - Income Tax Refund for Fiscal Year 2016

On January 24, 2022, the Company filed before the tax authorities a recovery action of the income tax for the fiscal year 2016, for the amount of 189,376 (at historical values) unduly paid by CPSA. Such recovery action is aimed at obtaining the reimbursement of the income tax paid by CPSA based on the non application of the inflation adjustment mechanism set forth in the Argentine Income Tax Law.

Based on the opinion of legal counsel and on the IFRIC 23 accounting guidelines, we concluded that it is probable that the the Company’s interpretation with respect to its income tax refund claims detailed above, will be accepted in court, with the only exception of the claim brought by HPDA on its 2011 fiscal year income. Thus, we registered an asset under item “Other non-financial assets” of non Current Assets under “Income Tax Credits” of our financial statements and it amounts to Ps. 277.1 million and Ps. 291.7million as of December 31, 2021, and 2020, respectively.

Dividends and Dividend Policy

The holders of ADSs are entitled to receive dividends to the same extent as the owners of our common shares. In August 2017, we declared dividends of Ps. 0.85 per ordinary share in cash. In April 2018, we declared dividends of Ps. 0.70 per ordinary share  in cash. In November 2019, we paid Ps. 0.71 per ordinary share in dividends in cash.

In the future, we could decide to pay dividends in accordance with applicable law and based on various factors then existing, including:

•	our financial condition, operating results and current and anticipated cash needs;
•	our strategic plans, business prospects and expansion capital expenditures;
•	general economic and business conditions;
•	our strategic plans and business prospects;
•	legal, contractual and regulatory restrictions on our ability to pay dividends; and
•	other factors that our Board of Directors may consider to be relevant.

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

According to the amendments introduced to the Income Tax Law by means of the current laws and regulations, the taxation applicable on the distribution of dividends from Argentine companies would be as follows:

1. Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018 and up to December 31, 2020: dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”). Note that according to Section 48 of Law No. 27,541, the application of the corporate 25% rate was suspended for one tax period; thus the 7% rate would also apply for dividend distributions involving profits obtained during fiscal years initiated on or after January 1, 2018 and up to December 31, 2021. However, if dividends are distributed to Argentine Entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no Dividend Tax should apply. Equalization Tax (as defined below) is not applicable.

Argentine individuals and undivided estates located in Argentina are not allowed to offset income arising from the distribution of dividends on Argentine shares with other losses arisen in other type of operations.

2. Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2021 onward: due to the amendments introduced by Law 27,630; dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends. However, if dividends are distributed to Argentine Entities, no Dividend Tax should apply. Equalization Tax is not applicable.

3.Dividends originated in profits obtained during tax periods before those contemplated above: no Argentine income tax withholding would apply on dividend distributions except for the application of the Equalization Tax.

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

Pursuant to the terms of the amendment to the Brigadier Lopez Loan between the Company and Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. dated December 22, 2020, the Company is precluded from making dividends payment during 2021 and limited to a maximum of US$ 25 million and USD 20 million in dividends payment for 2022 and 2023, respectively.

As of the date of this report, in accordance to the Central Bank regulations, we are required to obtain a prior authorization in order to have access to the FX Market to purchase the foreign currency (a step necessary to make international transfers) to pay dividends. However, as of the date of this annual report, there are no restriction fom Central Bank to use the cash and equivalents in foreign currency that the company may hold in order to pay dividends to its shareholders.

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

Item 8.B Significant Changes

The main subsequent events occurred after the closing date of the annual financial statements (December 31, 2021) are the following:

Resolution SE N°238/2022

On April 21, 2022, the Secretariat of Energy issued Resolution SE No. 238/2022, which updates remuneration prices for energy and capacity of generation units not committed on a PPA. Resolution SE No. 238/2022 replaces Annex I to V of the former Resolution SE No. 440/2021 and eliminates section 4 of the Resolution SE No. 1037/2021, which provided for a transitional additional revenue to generators. Resolution SE No. 238/2022 also removes the “Use Factor” from the capacity payment calculation, improving revenue performance.

Resolution SE No. 238/2022 increases by 30% the remuneration values retroactively to February 2022 and provides for an additional 10% above the new values, which will become effective in June 2022.

Item 9. The Offer and Listing

Item 9.A. Offer and listing details

Our shares are listed on the BYMA and, since February 2, 2018, have been listed on the NYSE under the symbol “CEPU.”

Item 9.B. Plan of Distribution

Not applicable.

Item 9.C. Markets

Our common shares are listed on the BYMA under the symbol “CEPU.” During 2021, the volume traded on the BYMA amounted to 145,075,204 shares. The total number of shares subscribed and integrated on December 31, 2021 was 1,514,022,256, of which 100% were listed and available to trade on the Buenos Ares Stock Exchange.

On February 1, 2018, we completed our IPO and on February 2, 2018, our ADSs representing our common shares began to trade on the NYSE under the symbol “CEPU.” From January 1, 2021 to December 31, 2021 the volume of ADRs traded on the NYSE amounted to 70,090,836, equivalent to 700,908,360common shares.

Consequently, the total trading volume of our common shares during 2021 was 845,983,564.

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

In line with the above CNV regulations set forth that an OPA applies in case of a person effectively acquiring, individually or in concert with other persons, a controlling interest in a listed company whether:

•	through the acquisition of shares or subscription rights or options granted by the issuing company itself on those shares, convertible securities or other similar securities which, directly or indirectly, may give the right to the subscription and/or acquisition of securities, or conversion of those shares with voting rights in that company;

•	through agreements with other holders of securities that, in a concerted manner, grant the necessary votes to form the corporate will in ordinary meetings or to elect or revoke the majority of the directors or members of the supervisory committee, as well as any other agreement that, for the same purpose, regulates the exercise of voting rights in the administrative organ or to whom the latter delegates the management. The CNV regulations clarifys that (a) this assumption will be applicable when (i) the parties to the agreement have acquired the voting shares of the company, acting individually or in concert within the 12 months prior to the signing of the agreement; or (ii) when a new shareholder promotes and subscribes an agreement with others in order to establish joint control of the affected company by reason of its entry as a shareholder; and (b) this situation shall not apply when a shareholding of less than 50% is acquired in a controlling company of a listed company and there is a prior agreement to which the new shareholder adheres, occupying the position held by the selling shareholder, without any change in the controlling company's shareholding in the target company; or

•	in an indirect or supervening manner, including the cases of mergers or other corporate reorganizations.

In accordance with the above, CNV regulations further provide that once the controlling interest is reached such situation must be immediately disclosed to the market by the affected company.

•

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

a)

the highest price that the offeror has paid or agreed for the marketable securities subject to the offer during the 12 months prior to the date of the agreement or payment that allowed reaching the controlling interest, without considering acquisitions of not significant volumes ─5 % or less of the total trading volume on the trading floor of the day of arrangement─, made at the quoted price, and including any other additional consideration paid or agreed in relation to such securities. For this assumption, the CNV regulations clarify that, in case the final price is increased by subsequent adjustments, the offered price must be recalculated and adjusted if it yields a higher value. When such adjustment occurs after the end of the offer period, the difference must be paid to those who accepted the offer within 10 calendar days from the effective payment of the increase and the average price of the marketable securities must be adjusted.

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

Item 10.C Material contracts

For information concerning our material contracts, see “Item 4. Information on the Company,” “Item 7.B. Related Party Transactions” and “Item 5. B. Liquidity and Capital Resources.”

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

At present, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 7490, as subsequently amended and supplemented from time to time by Central Bank’s communications (the “FX Regulations”). Below is a description of the main exchange control measures implemented by the FX Regulations:

Specific provisions for inward remittances

Repatriation and settlement of the proceeds of exports of goods.

In accordance with section 7.1 of the FX Regulations, exporters must repatriate, and settle in Argentine Pesos through the FX Market, the proceeds of their exports of goods cleared through customs as from September 2, 2019. Notwithstanding the maximum terms established in section 7 of the FX Regulations, export proceeds must be entered and settled through in the FX Market within 5 business days following payment thereof.

Exporters who carried out operations with related counterparties (the importer is a company controlled by the Argentine exporter) may request their respective monitoring entities to extend the entry period: (A) up to 120 calendar days in cases where exports of more than US$ 50,000,000 have been registered and the goods correspond to the positions detailed in said standard (mainly related to the meat industry); and (B) up to 180 calendar days when exports of more than US$ 50,000,000 have not been registered by the exporter in the immediate previous calendar year.

Exceptionally, exports made under the “Exporta Simple” special regime must be entered and settled through the FX Market within 365 days as of the date of the issuance of the certificate of shipping, regardless of the type of goods exported.

Any foreign currency amounts derived from insurance claims, to the extent that they cover the value of the exported goods, are subject to the obligation to repatriate and convert said amounts into pesos by means of settlement in the FX Market within the applicable term for the underlying export.

According to section 7.5.5. of the FX Regulations, when upon expiration of the term for the repatriation and settlement requirement it has not been made for reasons beyond the exporter’s control, the monitoring entity may extend the term up to 120 calendar days as from the date of the date of the issuance of the certificate of shipping stated in the provisional shipment permit. For this purpose, the monitoring entity shall verify compliance with the following conditions: (i) the exporter has registered charges by the admitted concepts for at least 85% of the value of the provisional shipping permit, and (ii) the exporter has submitted an affidavit stating the reasons beyond its control for which it has not been possible to determine the definitive price of the goods included in the export operation.

Moreover, through section 8 of the FX Regulations, the Argentine Central Bank reinstated the export proceeds monitoring system, setting forth rules governing such monitoring process and exceptions thereof. Exporters will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations.

Export advances, and pre-export and export financings

Export advances, pre-financing and post-financing of exports from abroad must be repatriated and settled in the FX Market within 5 business days following payment thereof. Likewise, pre-financing, post-financing and financing to foreign importers granted by local financial institutions must be settled through the FX Market at the payment.

Section 7.5.2. of the FX Regulations provides that when the amount pending payment of the transactions has been prefinanced in full and the funds settled through the FX Market as prefinancing of local and/or foreign exports, the term for the settlement of foreign currency of the shipment may be extended until the maturity date of the corresponding financing.

On the other hand, in case the exporter proves to have settled in the exchange market the amount received under post-financing of exports covering the totality of the amount pending repatriation of the permit, and as long as no restriction for the issuance of the use of proceeds certification is met, the term for the foreign currency settlement of the shipment may be extended until the maturity date of the longer term credit discounted and/or assigned by the exporter. This shall also apply when the exporter has partially prefinanced the operation and proves to have settled through the FX Market, prior to maturity, post-financing of exports covering the rest of the amount pending repatriation

Use of exports proceeds

FX Regulations authorize the use of export proceeds to the repayment of: (i) pre-export financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export financings and export advances settled in the FX Market, provided that the relevant transactions were entered into through public deeds or public registries; (iii) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds; (iv) financings granted by local financial entities to foreign importers; (v) foreign financial indebtedness and debt securities denominated in foreign currency publicly registered in Argentina, as admitted by Sections 7.9. or 7.10 of the FX Regulations; and (vi) foreign direct investment, as admitted by Sections 7.9. or 7.10 of the FX Regulations. All other uses of export proceeds shall be subject to Argentine Central Bank prior approval.

FX Regulations authorize the use of export proceeds if the following requirements are complied with:

(a) Payment of principal and interest services on foreign financial indebtedness whose funds have been repatriated and settled through the FX Market as from October 2, 2020 and destined to the financing of projects that meet the conditions set forth in Section 7.9.1.1. of the FX Regulations, to the extent that their average life is not less than 1 (one) year, considering the payments of principal and interest services.

(b) Repatriation of direct investments of non-residents in companies that are not controlling companies of local financial entities whose funds have been repatriated and settled through the FX Market as from October 2, 2020, and destined to the financing of projects that meet the conditions set forth in Section 7.9.1.2. of the FX Regulations, to the extent that the repatriation takes place after the date of completion and implementation of the investment project and, at least, 1 (one) year after the capital contribution was deposited in the exchange market.

(c) Payment of principal and interest services of debt securities issuances with public registration in Argentina denominated in foreign currency that comply with the conditions set forth in Section 3.6.1.3. of the FX Regulations, whose funds have been settled through the FX Market as from October 16, 2020 and destined to the financing of projects that comply with the conditions set forth in Section 7.9.2. of FX Regulations, to the extent that their average life is not less than 1 (one) year considering the maturities of capital and interest.

(d) Payment of principal and interest services on issuances of debt securities with public registration in Argentina, denominated in foreign currency and whose services are payable in foreign currency in the country or issuances of debt securities with public registration abroad, made as from October 9, 2020, with an average life of not less than 2 (two) years and whose delivery to creditors has allowed reaching the refinancing parameters set forth in Section 3.17 of the FX Regulations.

(e) Payment of principal and interest services of foreign financial indebtedness whose funds have been repatriated and settled through the FX Market as from October 16, 2020 and have allowed reaching the refinancing parameters set forth in Section 3.17 of FX Regulations.

(f) Payment of principal and interest services of debt securities issuances with public registry in Argentina denominated in foreign currency that comply with the conditions set forth in Section 3.6.1.3. of the FX Regulations whose funds have been settled through the FX Market as from October 16, 2020 and have allowed reaching the refinancing parameters set forth in Section 3.17 of the FX Regulations.

(g) Payment of principal and interest services on issuances of debt securities with public registration in Argentina denominated in foreign currency and whose services are payable in foreign currency in Argentina or issuances of debt securities with public registration abroad, arranged between January 7, 2021 and March 31, 2021, made within the framework of debt securities exchange transactions or refinancing of interest services and/or capital amortization of foreign financial indebtedness with maturity until December 31, 2022 for transactions whose final maturity was after March 31, 2021, to the extent that considering the whole transaction the average life of the new debt implies an increase of no less than 18 months with respect to the refinanced maturities.

The transactions detailed in a), b) and c) above will be eligible to the extent that the settled funds are used to finance investment projects in the country that generate: (i) an increase in the production of goods that, for the most part, will be placed in foreign markets and/or that will allow the substitution of imports of goods. The preceding condition will be deemed to be met when it is reasonably demonstrated that at least two thirds of the increase in the production of goods as a result of the project will be destined for foreign markets and/or the substitution of imports within three (3) years following the completion of the project, with a positive effect on the exchange balance of goods and services, and/or (ii) an increase in the transportation capacity of exports of goods and services with the construction of infrastructure works in ports, airports and land terminals for international transport.

The amount by which importers can access the FX Market for payment of imports of goods by accessing the FX Market until June 30, 2022, will be increased by the equivalent of 50% of the amounts that the importer settles through the FX Market as export advances or pre-financing of exports from abroad with a minimum term of 180 days, as of October 2, 2020. Access for the remaining 50% will also be admitted to the extent that the additional part corresponds to payments for imports of capital goods and/or goods that qualify as necessary inputs for the production of exportable goods. In the latter case, the entity must have an affidavit from the client regarding the type of good involved and its status as an input in the production of goods to be exported.

Payment of export advances or other export financings without the use of export proceeds

As a general rule, these operations must be paid with funds from the payment of goods exports, unless the client can demonstrate that it cannot do so for reasons beyond its control, in which case access to the FX Market to pay export advances or other foreign financing of exports without the settlement of foreign currency from exports of goods payments will be governed by the rules for the payment of principal services of financial indebtedness.

Local collections for exports of on-board supplies to foreign flagged means of transport (regimen de ranchos)

On February 5, 2021, the Argentine Central Bank issued Communication “A” 7217, incorporated to the FX Regulations in Section 8.5.18 establishing that, regarding local collections for exports of on-board (regimen de ranchos) supplies to foreign flagged means of transport, it shall be considered that the follow-up of the shipment permit is totally or partially complied with, for an amount equivalent to the amount paid locally in Pesos and/or in foreign currency to the exporter by a local agent that owns the foreign flagged means of transport, as long as the following conditions are met:

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

The entity which states the precedent shall previously verify compliance with all the other requirements stablished in Section 3.2.2. of the FX Regulations except for provisions of Section 3.16.13. and the local agent of the company that owns the foreign flagged means of transport shall have filed an affidavit stating that it has not transferred or will transfer funds abroad for the proportional amount of the operations included in the certification.

C) In the event that the funds have been received in the country in foreign currency, a certification that the settlement of the funds through the FX Market has been made is needed.

The local agent of the company that owns the foreign flagged means of transport shall not have used this mechanism for an amount greater than US$250,000 in the calendar month.

Repatriation and settlement of the proceeds of exports of services

Section 2.2 of the FX Regulations imposes to exporters the obligation to repatriate and settle in the FX Market, the proceeds from exports of services within 5 business days following payment thereof.

In case funds received or credited abroad, the repatriation and settlement requirement for the amount equivalent to the usual expenses debited by foreign financial entities for the transfer of funds to Argentina may be considered complied with.

In case said collections are entered through the local currency system, the settlement requirement shall be considered complied with for the amount credited in local currency in the exporter’s account. In the case of services rendered to Paraguayan residents invoiced in guaraníes, the equivalent in such currency of the amount credited shall be computed.

FX Regulations allows the use of export of services proceeds to cancel principal and interest services of foreign financial indebtedness or debt securities denominated in foreign currency publicly registered in Argentina and whose services are payable in foreign currency in Argentina or to the repatriation of foreign direct investments, to the extent that the requirements set forth in section 7.9 of the FX Regulations are complied with.

Likewise, to the extent that the requirements set forth in sections 3.11.3 and 7.9.5. of the FX Regulations are complied with, FX Regulations allows for proceeds from exports of goods and services held in local or foreign financial institutions to guarantee payment of new indebtedness entered into. Funds in these accounts shall not exceed at any time 125% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors. Funds exceeding such amount must be repatriated and settled through the FX Market subject to the applicable foreign exchange rules.

Sale of non-financial non-produced assets

Pursuant to section 2.3 of the FX Regulations, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Pesos in the FX Market within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

In the case of proceeds received or credited abroad, the repatriation and settlement may be considered fulfill for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to Argentina

Foreign financial indebtedness

Section 2.4 of the FX Regulations have reinstated the requirement to repatriate and settle in Argentine Pesos through the FX Market the proceeds of new financial indebtedness disbursed from and after September 1, 2019 as a condition for accessing the FX Market to make debt service payments thereunder. Although the regulations do not establish a specific term for repatriation, this requirement shall be met any time prior to accessing the FX Market. The reporting of the debt under the External Assets and Liabilities Reporting Regime is also a condition to accessing the FX Market to repay debt service.

Subject to compliance with the aforementioned obligations, access to the FX Market is granted for the prepayment of debt services at maturity or up to 3 business days in advance. In addition, as set forth by section 3.5 of the FX Regulations, access to the FX Market for prepayments will be granted, provided all of the following conditions are met: (i) the prepayment is simultaneous with the conversion of the new financial indebtedness to Pesos disbursed as from October 17, 2019; (ii) the new indebtedness has a higher average life than the outstanding of the current debt being prepaid; and (iii) the first principal payment under the new indebtedness is (a) at a later date and (b) for an amount not greater than, the scheduled principal payment under the existing debt being prepaid.

Moreover, section 3.11 of the FX Regulations authorizes (1) local borrowers under (A) foreign financial indebtedness with non-related creditors and (B) foreign indebtedness to finance the import of goods granted by foreign financial entities or official credit agencies, and (2) Argentine security trusts created to guarantee indebtedness detailed in (1)(A) and (1)(B) above, to access the FX Market to purchase foreign currency to constitute the guarantees for the amounts required under the relevant loan agreements, subject to compliance with the following conditions: (a) the relevant indebtedness grants the relevant borrower access to the FX Market for repayment and the agreements provide for debt service guarantee accounts; (b) the funds are transferred to accounts opened in local financial entities; credit into offshore accounts shall only be admitted if that is the only alternative set forth under the financing documents provided that such financing documents were entered into before August 31, 2019; (c) the amount accumulated in guarantee accounts does not exceed the amount of the next debt service payment; (d) the daily purchases do not exceed 20% of the maximum amount mentioned in (c); and (e) the bank must review the financing documents and confirm that the aforementioned conditions are met. Any funds not applied to cancel debt services must be settled through in Pesos in the FX Market within 5 business days from the corresponding debt service payment date.

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

Additionally, section 3.3 of the FX Regulations states that the Central Bank’s prior approval will be required to access the FX Market for the repayment of debts for imports of goods and services

Exceptions to the repatriation and settlement requirement

Although the FX Regulations maintain the obligation to repatriate export proceeds to Argentina through the FX Market, in accordance with section 2.6, exporters are authorized to avoid the settlement in Argentine Pesos to the extent that: (a) the funds are credited to foreign-denominated accounts in the name of the exporter, opened at local banks; (b) the funds are brought to Argentina within the applicable period established; (c) the funds are simultaneously applied to conduct payments for which the regulations grant access to the FX Market, subject to any applicable caps; (d) if the funds correspond to the proceeds of new external financial indebtedness and are applied to the prepayment of foreign currency-denominated loans with local banks, the new indebtedness must have a longer average life than the local indebtedness, and (e) the mechanism is tax-neutral

Specific provisions regarding access to the FX Market

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

FX Regulations provides a merely illustrative list of liquid external assets including, among others, holdings of foreign currency bills and coins, holdings of coined gold or gold bars for good delivery, demand deposits with financial institutions abroad and other investments that allow for immediate availability of foreign currency including, for example, investments in external government securities, funds held in investment accounts with investment managers abroad, crypto-currency, funds in payment service providers’ accounts, etc.

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

The filing of this affidavits shall not be required for outflows through the FX Market in the following cases: (1) client transactions made in the framework of sections 3.8, 3.13 and 3.14.1 to 3.14.5 of the FX Regulations; (2) the exchange institution’s own transactions, acting as customer; (3) payment of financing in foreign currency granted by local financial institutions in connection with purchases in foreign currency using credit or shopping cards; and (4) payments abroad by credit card companies that are not financial institution in connection with the use of credit, shopping, debit or pre-paid cards issued in Argentina.

c) Affidavit regarding securities transactions. On the date of the access to the FX Markat, the client shall sign an affidavit, stating: (i) not to have carried out any blue chip swap transaction, exchanged securities for other external assets, or transferred securities to a foreign broker for the prior 90-calendar day period; (ii) undertaking the obligation not to carry out any blue chip swap transactions, exchange securities for other external assets, or transfer securities to a foreign brokerage house for a 90-calendar day period; (iii) stating the detail of the human or legal entities that exercise a direct control over the company, as described in Section 1.2.2.1 of the rules of "Large exposures to credit risk"; and (iv) that on the day on which access to the FX Market is required and in the previous 90-calendar days, the company has not delivered funds in local currency or other liquid local assets to any human or legal person exercising a direct control in the country on it, except those directly associated with normal operations for the acquisition of goods and / or services.

Also, Section 13.6.6 of the FX Regulations established that, prior to allowing any outflow of funds abroad, financial institutions are required to check the online system implemented by the Argentine Central Bank to verify if the customer that intends to access the FX Market is included in the list of CUITs (Tax Identification Numbers) showing inconsistent foreign exchange transactions.

Foreign financial indebtedness

Section 3.17 of FX Regulations establishes that those who have principal maturities between October 15, 2020,  and June 31, 2022, in order to access the FX Market, they shall file within the Argentine Central Bank a refinancing plan for the following transactions: (a) foreign financial indebtedness of the non-financial private sector with a creditor that is not a related counterparty of the debtor; (b) foreign financial indebtedness regarding own operations of the entities, or (c) issuances of debt securities publicly registered in Argentina denominated in foreign currency of private sector clients or of the entities themselves. The refinancing plan shall follow this criteria: (a) the net amount for which the access to the FX Market will not exceed 40% of the principal amount maturing, and (b) the remaining principal has been, at least, refinanced with new foreign indebtedness with an average life of 2 years.

In addition to the refinancing granted by the original creditor, the refinancing scheme will be deemed completed when the debtor accesses the FX Market to pay off principal for an amount greater than 40% of the principal amount that was due, to the extent that the debtor settles through the FX Market as from October 9, 2020 an amount equal to or greater than the excess over 40%, in respect of: (i) issuances of debt securities public registered abroad or other foreign financial indebtedness; (ii) issuances of debt securities publicly registered in Argentina denominated in foreign currency that meet the conditions set forth in section 3.6.1.3 of the FX Regulations.

However, the foregoing shall not apply when: (i) the indebtedness are granted by international organizations or their associated agencies or guaranteed by them; (ii) the indebtedness are granted by official credit agencies or guaranteed by them; (iii) the indebtedness originated as from January 1, 2020, and whose funds have been repatriated and settled through the FX Market; (iv) the indebtedness originated on or after January 1, 2020, and constitutes refinancing of principal maturities subsequent to that date, to the extent that the refinancing has made it possible to reach the parameters set forth in section 3.17.3 of the FX Regulations; (v) the remaining portion of maturities already refinanced to the extent that the refinancing has allowed reaching the parameters set forth in section 3.17.3 of the FX Regulations; and (vi) the debtor that will access the FX Market for the cancellation of the principal does not exceed the equivalent of US$2,000,000 (two million U.S. dollars) in the calendar month and in the group of entities.

Section 3.16.4 of the FX Regulations establishes that financial entities will be required to obtain the prior consent of the Central Bank to provide their clients with access to the FX Market for payments, with regards to payment operations included in Sections 3.1. to 3.11. and 4.4.2. of the FX Regulations (including those that are specified through exchanges or arbitrations), to individuals or entities included by the AFIP in the database of “false” invoices or equivalent documents established by such Agency. This requirement will not be applicable to access the FX Market for the payment of financing in foreign currency granted by local financial entities, including payments in foreign currency made through credit or purchase cards.

Payments of principal and interest of foreign financial indebtedness

Section 3.5 of the FX Regulations allows the access to the FX Market for the payment of principal and interest on financial indebtedness, establishing as requirements:

a) The debtor proves the repatriation and settlement of foreign currency in the FX Market for an amount equivalent to the nominal value of the foreign financial indebtedness, which shall be considered fulfilled in the following cases:

(i)

The funds disbursed as from September 1, 2019, have been repatriated and settled in the FX Market. Such requirement shall not apply in the case of indebtedness abroad originating on or after September 1, 2019, which do not generate disbursements because they are refinancings of foreign financial indebtedness that have had access to the FX Market and to the extent that such refinancings do no anticipate the maturity of the original debt;

(ii)	for the amount of the applicable granting and/or issuance expenses and other expenses debited abroad for the banking operations involved;

(iii)	for the difference between the effective issue value and the nominal value in issues of debt securities with foreign public registration placed under par;

(iv)	for the portion corresponding to a capitalization of interest provided for in the debt contract;

(v)

for the portion of the issues of debt securities with foreign public registration made as from October 9, 2020, with an average life of not less than 2 (two) years that were delivered to creditors of foreign financial indebtedness and/or debt securities with local public registration denominated in foreign currency with maturities between October 15, 2020 and June 30, 2022, which have allowed reaching the refinancing parameters set forth in Section 3.17 of the FX Regulations;

(vi)

for the portion of the issuances of debt securities with foreign public registration made on or after January 7, 2021 that were delivered to creditors to refinance pre-existing financial indebtedness with an average life extension, when applicable to the principal amount refinanced, the interest accrued up to the refinancing date and, to the extent that the new debt securities have no principal maturities during the first 2 years, the amount equivalent to the interest that would accrue during the first 2 years for the indebtedness that is refinanced early and/or for the deferral of the refinanced principal and/or for the interest that would accrue on the amounts so refinanced;

(vii)

for the portion subscribed with foreign currency in the country of issues of debt securities with foreign public registration made as from February 5, 2021, to the extent that all of the following conditions are met: (i) that the debtor proves to have registered exports prior to the issuance of the debt securities or that the proceeds of the placement were destined to face foreign commitments. If at least one of the two conditions is not met, the issue has the prior approval of the BCRA; (ii) the average life of the debt securities is not less than five (5) years; (iii) the first principal payment is not made before three (3) years from the issue date; (iv) the local subscription does not exceed 25% of the total subscription of the issue in question; and (v) at the access date, all the funds subscribed abroad and in the country have been settled in the FX Market.

b) It must be demonstrated, if applicable, that the operation has been declared in the last overdue presentation of the External Assets and Liabilities Reporting Regime.

c) That access to the FX Market takes place no more than three (3) business days prior to the due date of the principal or interest to be paid. Access to the FX Market with a longer period of time will require the prior approval of the BCRA unless the debtor is in one of the following situations and all the conditions stipulated in each case are met:

i.	Prepayment of principal and interest simultaneously with the settlement of the new foreign financial indebtedness.

a.	Such prepayment be made simultaneously with the settled funds of a new financial indebtedness disburse as of the date.

b.	The new indebtedness has an average life greater than the remaining balance of the prepaid debt.

c.	The first principal service maturity of the new debt is at a later date and in an amount not greater than the next principal service maturity of the prepaid debt.

ii.	Prepayment of interest in the context of a debt security swap process:

a.	The prepayment takes place within the context of a swap process of debt securities issued by the client.

b.	The amount paid before maturity corresponds to the interest accrued at the closing date of the swap;

c.	The average life of the new debt securities is greater than the average remaining life of the exchanged security; and

d.	The aggregate principal maturities of the new securities may at no time exceed the aggregate principal maturities of the exchanged security.

iii.	Prepayment within the framework of a refinancing process in accordance with the provisions of Section 3.17 of the FX Regulations:

a.	Prepayment of capital and/or interests within the framework of a refinancing process in accordance with the provisions of Section 3.17 of the FX Regulations.

b.	The access to the FX Market occurs no more than 45 (forty-five) days prior to the maturity date;

c.	The amount of interest paid does not exceed the amount of interest accrued on the refinanced indebtedness up to the date on which the refinancing was closed;

d.	The access to the FX Market occurs no more than 45 days prior to the maturity date.

e.	The accumulated amount of the principal maturities of the new indebtedness may not exceed the amount of the accumulated principal maturities of the refinanced debt.

d. To the extent that the BCRA's prior approval requirement is in force for access to the FX Market for the cancellation at maturity of principal of non-financial private sector foreign financial indebtedness when the creditor is a counterparty related to the debtor, this requirement shall not be applicable to the extent that all of the following conditions are met:

i.	The funds have been repatriated and settled through the FX Market as of October 2, 2020;

ii.	The indebtedness has an average life of no less than 2 years.

e. To the extent that the BCRA's prior approval requirement is in force for access to FX Market for the cancellation at maturity of principal and interest on foreign financial indebtedness, this requirement shall not apply to the extent that all of the following conditions are met:

i.	the funds have been used to finance projects within the framework of the Plan Gas.Ar

ii.	the funds have been repatriated and settled through the FX Market as from November 16, 2020; and

iii.	the average life of the indebtedness is not less than 2 (two) years.

f. Foreign financial indebtedness shall be entitled to cancel its principal and interest services as from its maturity through the application of collections of exports of goods and services, to the extent that the requirements set forth in section 7.9 of the FX Regulations are complied with.

g. Until June 30, 2022, the prior approval of the BCRA will be required for access to the FX Market for the cancellation of capital services of foreign financial indebtedness when the creditor is a counterparty related to the debtor, notwithstanding the fact that this requirement will not be applicable to local financial entities' own transactions. This requirement shall also not be applicable when the client has a "Certification of increase of exports of goods" issued within the framework of the provisions of item 3.18 of the FX Regulations.

h. In the event that the debtor has scheduled capital maturities up to June 30, 2022 for indebtedness included in this item, the provisions of item 3.17 of FX Regulations shall be complied with.

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

Section 3.19 of the FX Regulations provides:

a) those clients who register settlements of new foreign financial indebtedness and who have a certification issued by an entity that establishes their compliance with the requirements of item b are exempted from the requirement of prior conformity of the BCRA to access the FX Market until December 31, 2021, for the cancellation as from the maturity of the principal of commercial debts for the importation of goods and services in force as of June 30, 2021.

In all cases, compliance with the remaining general and specific requirements applicable under the foreign exchange regulations must be evidenced.

b) The entity by which the settlement of the funds of the new financial indebtedness has taken place may issue the certification to the extent that when it verifies the following conditions:

i.	The new foreign financial indebtedness has an average life of not less than two years and no capital maturities are recorded at least three months after its liquidation.

ii.	The certified amount must not exceed the amount repatriated and settled in the FX Market as of August 27, 2021.

iii.

The entity has a sworn statement from the client stating that a) It has not used this mechanism for an amount higher than the equivalent of USD 5 million (USD 10 million as of January 3, 2022), including the requested certification, and b) the new foreign financial indebtedness is not received within items 3.5.3.1., 3.6.4.2., 3.17.3., 7.9. and 7.10 of the FX Regulations.

iv.	The certification may be used within five working days of the liquidation of funds.

Additionally, local financial entities may access the FX Market to meet their obligations with non-residents for financial guarantees granted as from October 1, 2021, as long as all of the following conditions are met:

i.

The granting of the guarantee was a requirement for the completion of a contract for works or provision of goods and/or services that involved, directly or indirectly, the performance of exports of goods and/or services by Argentine residents.

ii.

The guarantee is issued at the request of the resident that will provide the goods or services and is associated with the performance of the works contracts or provision of goods and/or services by the resident or by a non-resident company under its control that will be in charge of the execution of the contract.

iii.	The counterparty of the mentioned contract is a nonresident not related to the resident that will export the goods and/or services.

iv.

The beneficiary of the payment is the nonresident counterparty or a foreign financial institution that has granted guarantees for the faithful performance of works contracts or provision of goods and/or services by the exporter or a nonresident company it controls.

v.

The amount of the guarantee granted by the local financial institution does not exceed the value of the exports of goods and/or services to be made by the resident from the execution of the contract for works or provision of goods and/or services.

vi.	The term of the guarantee does not exceed 180 calendar days from the date of shipment of local goods or completion of the provision of services related to the contract covered by the guarantee.

(i)	foreign financial indebtedness of the non-financial private sector with a creditor who is not a counterparty related to the debtor;

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

Payments of local debt securities denominated in foreign currency among residents

In accordance with section 3.6 of the FX Regulations, establishes the prohibition of access to the FX Market for the payment of debts and other obligations in foreign currency between residents, entered into as from September 1, 2019. However, it sets as exceptions the cancellation as from their maturity of principal and interest of:

-	Financing in foreign currency granted by local financial entities (including payments for consumption in foreign currency through credit cards).

-	Obligations in foreign currency between residents instrumented through public registries or deeds as of August 30, 2019.

-

Issuances of debt securities made on or after September 1, 2019, for the purpose of refinancing foreign currency obligations between residents instrumented through public registers or deeds as of August 30, 2019, and that entail an increase in the average life of the obligations.

-

Payment, at maturity, of principal and interest services under new issues of debt securities made as of November 29, 2019, with public registration in the country, denominated and payable in foreign currency in the country, to the extent that: (i) they are denominated and subscribed in foreign currency, (ii) the respective principal and interest services are payable in the country in foreign currency and (iii) the totality of the funds obtained with the issuance are settled through the foreign exchange market.

-

The issues made as from October 9, 2020, of debt securities with public registration in the country, denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that their average life is not less than 2 (two) years and their delivery to creditors has allowed reaching the refinancing parameters set forth in Section 3.17 of the FX Regulations.

-

The issues made as from January 7, 2021 of debt securities with public registration in the country denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that they were delivered to creditors to refinance pre-existing debts with an extension of the average life, when it corresponds to the amount of capital refinanced, interest accrued up to the refinancing date and, to the extent that the new debt securities do not mature before 2023, the amount equivalent to the interest that would accrue until December 31, 2022 on the indebtedness that is refinanced early and/or on the deferral of the refinanced principal and/or on the interest that would accrue on the amounts so refinanced.

Payments of principal under debts with related counterparties until June 30, 2022

The Argentine Central Bank’s prior approval is required to access the FX Market to make payments abroad of principal of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until June 30, 2022, pursuant to Section 3.5.7 of the FX Regulations. Such requirement shall not apply to the local financial institutions’ own transactions.

Section 3.5.4 of the FX Regulations establishes that, for as long as the requirement to obtain prior approval to access the FX Market to pay, at maturity, principal of foreign financial indebtedness of the non-financial private sector when the creditor is a counterparty related to the debtor continues to be in place, such requirement will not be applicable if the funds have been entered and settle through the FX Market as of October 2, 2020 and the average life of the indebtedness is not less than 2 (two) years.

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

The filing of the affidavit shall not be required in case of outflows through the FX Market in the following circumstances: 1) Transfer of foreign currency abroad by individuals from their local accounts in foreign currency to their own bank accounts abroad, to the extent that it corresponds to the transfer abroad of funds remaining in a "Caja de ahorro para turistas" at the time of closing.; 2) client operations in accordance to sections 3.14.2 to 3.14.5 of the FX Regulations; 3) payment of financing in foreign currency granted by local financial institutions, including payments for purchases made in foreign currency using credit or shopping cards; and 43) remittances abroad in the name of individuals who are the recipients of retirement and/or pension benefits paid by ANSES.

Access to the FX Market by non-residents

In accordance with section 3.13 the FX Regulations, prior approval by the Argentine Central Bank will be required for access to the FX Market by non-residents for the purchase of foreign currency, except for the following operations: (a) international organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) representatives of courts, authorities or offices, special missions, commissions or bilateral bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and/or pensions paid by the ANSES, for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in its registered country of residence, (e) purchase of foreign currency (in cash) by non-resident individuals for tourism and travel expenses, up to a maximum amount of U$S100 dollars, to the extent the financial entity can verify in the online system implemented by the Argentina Central Bank that the client has settled an amount equal or higher than the sum to be purchased within 90 days prior to the operation; (f) transfers to offshore bank accounts by individuals that are beneficiaries of pensions granted by the National Government pursuant to Laws Nos. 24,043, 24,411 and 25,914, as supplemented; and (g) repatriations of direct investments of non-residents in companies that are not controlling companies of local financial entities, to the extent that the capital contribution has been entered and settled through the FX Market as of October 2, 2020 and the repatriation tales place at least two years after its entry.

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

Effective as of September 16, 2020, the Argentine Central Bank ordered under Communication “A” 7106 (now reflected in Section 3.8 of the FX Regulations) that purchases in pesos made abroad with a debit card and amounts in foreign currency acquired by individuals in the FX Market as of September 1, 2020, for the payment of obligations between residents under section 3.6 of the FX Regulations, including payments for credit card purchases in foreign currency, will be deducted, as from the subsequent calendar month, from the US$ 200 monthly quota. If the amount of such purchases exceeds the quota available for the following month or such quota has been already absorbed by other purchases made since September 1, 2020, such deduction will be made from the quotas of the following months until completing the amount of those purchases.

In addition, pursuant to Section 3.8.4 of the FX Regulations and effective as of September 16, 2020, in order to allow access to the FX Market for the formation of external assets, the relevant institution must be provided with a customer’s affidavit whereby the customer undertakes not to enter into securities transactions in Argentina to be settled in foreign currency as from the time the customer requests access to the FX Market and for 90 calendar days thereafter.

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

Derivatives transactions

Section 3.12 of the FX Regulations requires that derivatives transactions, including payment of premiums, constitution of collateral and settlement of futures, forwards, options and other derivatives, shall, as of September 11, 2019, be made in local currency (i.e., Pesos).

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

Payment of Imports

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

Payment of services provided by non-residents

Pursuant to section 3.2 of the FX Regulations, residents may access the FX Market for payment of services provided by non-residents (provided that the are unrelated entities, except for expressly provided exceptions among which the payment of reinsurance premiums abroad, whose beneficiary has been admitted by the Superintendencia de Seguros de la Nación and payments for operating leases of vessels that have the authorization of the Ministry of Transportation of the Nation and are used to provide services exclusively to another unrelated resident, to the extent that the amount to be paid abroad does not exceed the amount paid by the latter net of commissions, reimbursement of expenses or other items that may be retained by the resident making the payment abroad except affiliates), as long as there is documentation to support the existence of the service, and it is verified that the operation has been declared, if applicable, in the last presentation of the External Assets and Liabilities Reporting Regime.

They must also verify that the client has the declaration made through the Integral Monitoring System for Foreign Payments of Services (SIMPES) in "APPROVED" status, with the exception of operations corresponding to services provided under concept codes S02, S03, S06, S25, S26 and S27.

The preceding requirement shall not apply in the case of payment by: i) the public sector, ii) all business organizations, regardless of their corporate form, in which the National State has a majority participation in the capital or in the formation of corporate decisions, iii) trusts constituted with contributions from the national public sector, iv) financial entities for their own imports of services performed by the same entity, or v) entities for the cancellation of letters of credit or guaranteed letters issued or granted up to and including January 6, 2022.

In the case of letters of credit or guaranteed letters issued or granted as from January 7, 2022, the entity must have documentation proving that, at the time of opening or issuance by the entity, the client had the declaration made through the Integral Monitoring System for Foreign Payments of Services (SIMPES) in "APPROVED" status, with the exceptions already indicated.

Access to the FX Market for the prepayment of debts for services requires prior authorization by the Argentine Central Bank. Such approval will be also required to pay services rendered by foreign affiliates, provided, however, that the following transactions will be exempted:

Through Communication “A” 7301, as from June 14, 2021, clients will have access to make service payments to related counterparties abroad without the prior approval of the BCRA when they possess a "Certification of increase of exports of goods in 2021".

Through Communication "A" 7348, as from August 26, 2021, clients will have access to make service payments to related foreign counterparties as from the maturity of the principal of debts outstanding as of June 30, 2021 without the prior approval of the BCRA when it has a certification from an entity in accordance with item 3.19 of FX Regulations, for the equivalent of the amount to be paid.

Access to the FX Market for payment of imports of goods while submission of import clearance is pending

Section 10.4.2.8 of the FX Regulations stablishes that to access the FX Market for the payment of imports of goods pending customs clearance, importers are required (in addition to the other requirements in force under the FX Regulations) to file a declaration through the Integral Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or SIMI) showing the “SALIDA” status in connection with the imported goods to the extent that such declaration is required for the registration of the application for import of goods for consumption.

In accordance with Section 10.4.2.6 of the FX Regulations, payments for imports of goods pending customs clearance made between September 2, 2019 and October 31, 2019 will be considered in default if they (A) relate to (i) payments on demand upon presentation of shipping documents; (ii) payments of commercial debts abroad; and (iii) payment of commercial guarantees for imports of goods granted by local institutions, and (B) are not regularized, that is, the customer failed to furnish evidence to the institution in charge of monitoring such payment (up to the amount paid) of the existence of (i) import clearance in its name or in the name of a third party; (ii) the settlement on the FX Market of currency associated with the return of the payment made; (iii) other forms of regularization permitted under the FX Regulations; and/or (iv) the Argentine Central Bank’s acceptance of the total or partial regularization of the transaction.

Importers will not be allowed access to the FX Market to make new prepayments of imported goods until such defaulted transactions are not regularized.

Payment of imports of goods by accessing the FX Market until June 30, 2022.

Section 10.11 of the FX Regulations sets forth that, for the purposes of accessing the FX Market to pay imports of goods or the principal amount of debts arising from the import of goods, legal entities and individuals shall obtain the Argentine Central Bank’s prior approval, unless any of the following situations occurs:

a) The entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the exchange market since January 1, 2020, including the payment whose course is being requested, does not exceed in more than US$250,000, the amount that arises from considering: 1) the amount by which the importer would have access to the exchange market when computing the imports of goods that appear in his name in the system for tracking payments of imports of goods (SEPAIMPO) and that were made between January 1, 2020 and the day prior to accessing the FX Market; 2) plus the amount of payments made through the FX Market as from July 6, 2020, corresponding to imports of goods entered by Particular Request or Courier or to operations included in Sections 10.9.1. to 10.9.3. of the FX Regulations that have been shipped as from July 1, 2020, or that having been shipped previously had not arrived in the country before that date; 3) plus payments made under Sections 10.11.3. to 10.11.6., 10.11.8 and 10.11.9. not associated with imports included in Sections 10.11.1.1. and 10.11.1.2 of the FX Regulations; 4) plus payments associated with goods donated to the Ministerio de Salud de la Nación to strengthen the country's medical or health care capacity, as provided for in 10.6.5 of the FX Regulations; 5) les the amount of pending regularization for payments of imports with pending customs registration made between January 1, 2019 and December 12, 2019. The entity shall, in addition to requesting the affidavit from the client, verify that such statement is compatible with the existing data in the BCRA from the online system implemented to such effect. The total amount of payments for imports of goods associated with the customer’s imports must also include payments for cancellations of credit lines and/or commercial guarantees that were made by the entities bye virtue of the customer’s imports.

b) In the case of a deferred payment or at sight payment of imports corresponding to operations that have been shipped as of July 1, 2020 or that, having been shipped previously, did not have arrived in the country before that date.

c) It is a payment associated with an operation not included in section b) above, to the extent that it is destined to the cancellation of a commercial debt for imports of goods with an export credit agency or a foreign financial entity or that was guaranteed by either of such entities, to the extent that the debt with such creditors arose prior to July 1, 2020 or arose from guaranteed contracts prior to that date. If the debt was acquired by such creditors after that date from a creditor other than those listed above, the payment will not be covered by the provisions of this item..

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

h) It is an advance payment of imports for the purchase of capital goods and the entity has received an affidavit from the client stating that, including the advanced import payment, which is being requested, the amount pending regularization for payments made under this item as of January 1, 2021, does not exceed the equivalent of US$1,000,000 (one million US dollars). In the event that the amount indicated is exceeded, the following conditions must be verified: 1) the sum of the advance payments made under this item does not exceed 30% of the total amount of the goods to be imported; and 2) the sum of the advance payments, on demand and commercial debt without customs entry record made under this item does not exceed 80% of the total amount of the goods to be imported For this purpose, the tariff positions classified as BK (Capital Goods) in the MERCOSUR Common Nomenclature (Decree No. 690/02 and complementary regulations) shall be considered. If capital goods and other goods that are not capital goods are paid for in the same advance payment, the payment may be channeled through this item to the extent that the former represent at least 90% of the total value of the goods purchased from the supplier in the transaction and the entity has a sworn statement from the customer stating that the remaining goods are spare parts, accessories or materials necessary for the operation, construction or installation of the capital goods being purchased. The intervening entity must verify compliance with the remaining requirements established for the transaction by the exchange regulations in force.

i) It is the payment of the principal of commercial debts for the imports of goods and the client has a “Certificación de aumento de exportaciones de bienes en el año 2021” (Certification of increase of exports of goods in the year 2021), for the equivalent value of the amount to be paid.

j) The client has a certification issued within the previous 5 (five) working days by an entity within the framework of the provisions of Section 3.19 of the FX Regulations, for the equivalent of the amount to be paid.

k) It is a payment on demand or commercial debts without customs entry record and the following conditions are verified: 1) the operation corresponds to the importation of inputs to be used for the production of goods in the country; and 2) the payments made under this item do not exceed, in the current calendar month and for the entities as a whole, the amount obtained by considering the average amount of the imports of inputs computable for the purposes of item a) above, in the last twelve calendar months closed, net of the amount pending regularization for payments with customs entry registration pending in a situation of delay recorded by the importer. The entity must have an affidavit from the client evidencing compliance with the above conditions, the input nature of the imports computed and also verify that the declared amount is compatible with the existing data in the BCRA from the online system implemented for such purpose. The limit set forth in 2) above, shall not apply when the client is a trust set up by a provincial government for the purpose of facilitating the acquisition of inputs by producers of goods.

The amount by which importers can access the FX Market under the conditions established within the framework for payment of imports of goods by accessing the FX Market until June 30, 2022, will be increased by the equivalent of 50% of the amounts that, the importer settles through the FX Market as export advances or pre-financing of exports from abroad with a minimum term of 180 days.

Access for the remaining 50% will also be admitted to the extent that the additional part corresponds to payments for imports of capital goods and/or goods that qualify as necessary inputs for the production of exportable goods. In the latter case, the entity must have an affidavit from the client regarding the type of good involved and its status as an input in the production of goods to be exported.

Prior to authorizing payments for imports of goods, the intervening financial entity must, in addition to requesting the client's affidavit, verify that such statement is compatible with the existing data in the Argentine Central Bank from the online system implemented for this purpose.

The access to make the corresponding payment must be made within 5 (five) working days of the settlement of the advance or pre-financing from abroad. The entity through which the settlement was made may send the corresponding certification to the entity/s through which the client wishes to access the foreign exchange market.

Payment of dividends and corporate profits

In accordance with section 3.4 of the FX Regulations, access is granted to the FX Market to pay dividends to non-resident shareholders, subject to the following conditions:

i.	Dividends must be the result of closed and audited balance sheets.

ii.	The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Pesos determined by the shareholders’ meeting to be distributed as dividends.

iii.	If applicable, the External Assets and Liabilities Reporting Regime shall have been complied with.

iv.	The company is in one of the following situations and meets all the conditions stipulated in each case:

1) It records direct investment contribution settled as 17.1.2020. In this case, (i) the total amount of transfers made through the FX Market for payment of dividends to non-resident shareholders may not exceed the 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the FX Market as of January 17, 2020; (ii) the access will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the aforementioned 30% cap; and (iii) evidence of the definitive capitalization of capital contributions must be provided or, if not available, evidence of filing of the process of registration of the capital contribution before the Public Registry shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry.

2) Profits generated in project under the “PLAN GAS”. In this case, (i) profits generated by foreign direct investment contributions entered and settled through the FX Market as from November 16, 2020, destined to the financing of projects framed within the " Plan de promoción de la producción del gas natural argentino – Esquema de oferta y demanda 2020-2024" established in Section 2 of Decree No. 892/20; (ii) the access to the FX Market occurs no earlier than two years from the date of settlement in the FX Markat of the contribution that allows the framing in this item 2; and (iii) the client must submit documentation supporting the definitive capitalization of the contribution.

3) Have a certification of increased exports of goods. In this case, (i) the client has a “Certificación de aumento de exportaciones de bienes” (certification of increased exports of goods).

Other Specific Provisions

Swap, arbitrage and securities transactions

Financial institutions may carry out currency swap and arbitrage transactions with their customers in the following cases:

(i) transfer of foreign currency abroad by individuals from their local accounts denominated in foreign currency to bank accounts held by such individuals abroad.

(ii) transfer of foreign currency abroad by local common depositaries of securities in connection with proceeds received in foreign currency on account of services of principal and interest on Argentine Treasury bonds, when such transaction forms part of the payment procedure at the request of the foreign common depositaries;

(iii) transfers of foreign currency abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount equivalent to US$ 500 in any calendar month, provided that the individual provides an affidavit stating that the transfer is made to assist in the maintenance of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic;

(iv) arbitrage transactions not originated in transfers from abroad may be made without any restrictions, to the extent that the funds are debited from an account in foreign currency held by the customer with a local financial institution. To the extent that the funds are not debited from an account denominated in foreign currency held by the customer, these transactions may be made by individuals, without the Argentine Central Bank’s prior approval, up to the amount allowed for the use of cash under items 3.8. and 3.13 of the FX Regulations;

(vi) swap and arbitrage transactions by non-residents individual may be made without restrictions to the extent that the fonds be credited in a “Caja de ahorro para turistas” in accordance with the “Despositos de ahorrro, cuenta sueldo y especiales” regulations;

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

In addition, (i) any beneficiaries of refinancing under point 1.1.1. of the rules on "Financial services in the context of a health emergency Financial Services within the framework of the sanitary emergency provided by Decree No. 260/2020 Coronavirus (COVID-19)", until their total cancellation; (ii) the beneficiaries of "Credits at Zero Rate", "Credits at Zero Rate 2021", "Credits at Zero Rate Culture" or "Credits at Subsidized Rate for Companies", provided for in points 1.1.2. and 1.1.3. of the rules on "Financial Services within the framework of the sanitary emergency provided for by Decree No. 260/2020 Coronavirus (COVID-19)", until their total cancellation; (iii) the beneficiaries of financing in pesos within Section 2 of Communication “A” 6937, Sections 2 and 3 of Communication “A” 7006, as supplemented; until their total cancellation; (iv) the beneficiaries of Section 2 of Decree 319/2020 and complementary and regulatory norms, for the duration of the benefit with respect to the update of the value of the installment; and (v) those persons covered by the Joint Resolution of the President of the Honorable Senado de la Nación and the President of the Honorable Cámara de Diputados de la Nación No. 12/2020 of October 1, 2020; will be prevented from selling securities issued by residents to be settled in foreign currency in Argentina or transferring such securities to foreign depositaries or swap securities issued by residents for foreign assets or the acquisition in the country with settlement in pesos of securities issued by nonresidents.

Use of export proceeds for the payment of new issuances of debt securities

Pursuant to Section 7.9.1.7 of the FX Regulations, as of January 7, 2021, proceeds in foreign currency from exports of goods and services may be used for the payment of principal and interest under new duly registered issuances of debt securities, to the extent that:

•	such issuance corresponds to (i) an exchange of debt securities, or (ii) the refinancing of foreign financial indebtedness, concerning scheduled principal repayments maturing between March 31, 2021, and December 31, 2022; and
•	considering the transaction as a whole, the average life of new indebtedness is at least 18 months longer than the principal and interest payments being refinanced which should occur before December 31, 2022

Export proceeds to guarantee new indebtedness

Section 7.9.5 of the FX Regulations allows for proceeds from exports of goods and services held in local or foreign financial institutions to guarantee payment of new indebtedness that has complied with the mandatory repatriation and settlement obligation, as from January 7, 2021. Funds in these accounts shall not exceed at any time 125% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors. Funds exceeding such amount must be repatriated and settled through the FX Market subject to the applicable foreign exchange rules.

In the event the financial agreement entered into requires the funds to be deposited for a period exceeding that which has been established for its mandatory settlement, the exporter may request this latter period be extended up until five business day after the former.

Access to the FX Market for the constitution of guarantees

Residents may access the FX Market for the constitution of guarantees in connection to new indebtedness entered into as of January 7, 2021, in accordance with Section 7.9 of the FX Regulations, or in connection to local trusts created to guarantee principal and interest payments of such new indebtedness. Such guarantees are to be held in local financial institutions or, in the event of foreign indebtedness, in foreign financial institutions, in an amount equal to that established in the agreement, pursuant to the following conditions:

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

Special regime for financings under Plan Gas IV

Section 3.5.5 provides that to the extent that the Argentine Central Bank prior approval requirement is in force for access to the FX Market for the cancellation at maturity of principal and interest of financial indebtedness abroad, this requirement shall not apply to the extent that all of the following conditions are met:

(i) the destination of the funds has been the financing of projects framed in the "Plan de Promoción de la Producción del Gas Natural Argentino–Esquema de Oferta y Demanda 2020-2024" established in Section 2 of Decree No. 892/20;

(ii) the funds have been deposited and settled through the FX Market as from November 16, 2020; and

(iii) the indebtedness has an average life of not less than 2 (two) years.

Section 3.13.2 provides that entities may grant access to the FX Market, without the prior consent of the Argentine Central Bank, for the repatriation of direct investments made by non-residents up to the amount of direct investment contributions settled on the FX Market as of November 16, 2020 as long as all of the following conditions are met:

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

Special regime under the investment promotion regime for exports set forth by Decree No. 234/21

On April 8, 2021, the Argentine Central Bank issued Communication “A” No. 7259, incorporated in the FX Regulations in Section 7.10, that states that proceeds of exports of goods under the investment promotion regime for exports set forth by Decree No. 234/21 (the “Promotion Regime”) might be applied, in the terms set by its regulators, to the following transactions: a) Payment of principal and interests of debts arising from import of goods and services as from the maturity date; b) Payment of principal and interests of debts connected to foreign financial debts as from the maturity date; c) Payment of profits and dividends corresponding to closed and audited balance sheets; and d) Repatriation of direct investments by non-residents in companies that are not controllers of local financial entities.

Such uses shall be admitted to the extent that the following conditions are met:

1.	The amount applied does not exceed 20% of the amount in foreign currency corresponding to the permit of export whose charges are applied.

2.

The amount does not exceed 25% of the gross amount of foreign currency settled through the FX Market for financing the project that generated the applied exports. This gross amount will be calculated based on the foreign currency settled through the FX Market as of April 7, 2021, as (i) foreign financial debts and (ii) foreign direct investments. The settlements through the FX Market can only be computed after a year has elapsed since such settlement was carried out.

3.	Exporters who opt for this mechanism must designate a local financial institution to monitor the project included in the Promotion Regime.

Likewise, Section 7.10.3 sets forth that exports proceeds that being eligible, are not simultaneously applied to the admitted uses, may remain deposited until their application in foreign correspondent accounts of local financial entities and/or in local accounts in foreign currency of local financial entities. In the event that the application had not taken place at the time of expiration of the deadline for the settlement of exports proceeds of the corresponding export permit, the exporter may request to the monitoring entity the extension of the term until the date on which it estimates the application will take place.

Section 7.10.4 states that the cases foreseen in point 1) of section 8º bis incorporated by Decree Nº 836/21 to Decree Nº 234/21, may apply during 2 consecutive calendar years for each calendar year in which the benefit was not used, up to 40% of the value of the permits shipped during the years in which the extended benefit is used, to the extent that the annual amount applied does not exceed the equivalent to 40% of the gross amount of the foreign currency entered to finance the development of the project that generates the exports applied. This option may be accessed after the second calendar year has elapsed from the first foreign currency inflow that initiates the project. Said period may be computed as part of the period of non-utilization that gives rise to the use of the extended benefit. In addition to the provisions of the first paragraph of point 7.10.3. the funds may also remain in bank accounts of foreign financial entities that are not incorporated in countries or territories where the recommendations of the Financial Action Task Force are not applied or are not sufficiently applied.

Section 7.10.5 sets forth that the cases foreseen in point 2) of section 8º bis incorporated by Decree Nº 836/21 to Decree Nº 234/21, may apply during 2 consecutive calendar years for each calendar year in which the benefit was not used, up to 60% of the value of the permits shipped during the years in which the extended benefit is used, to the extent that the annual amount applied does not exceed the equivalent to 60% of the gross amount of the foreign currency entered to finance the development of the project that generates the exports applied. This option may be accessed after the second calendar year has elapsed from the first foreign currency inflow that initiates the project. Said period may be computed as part of the period of non-utilization that gives rise to the use of the extended benefit. In addition to the provisions of the first paragraph of point 7.10.3. the funds may also remain in bank accounts of foreign financial entities that are not incorporated in countries or territories where the recommendations of the Financial Action Task Force are not applied or are not sufficiently applied.

Argentine Central Bank’s Reporting Systems

Advance information on foreign exchange transactions

On December 28, 2017, the BCRA replaced the reporting regimes set forth on Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and supplemental Communication “A” 6795), a unified regime applicable from December 31, 2017 (the “External Assets and Liabilities Reporting Regime”). Under such regime, Argentine residents whose foreign assets or debts flow or balance during the previous calendar year equal to or in excess of US$50 million in Argentine Pesos, are required to comply with these reporting obligations on a quarterly basis.  From March 31, 2020, all residents with external liabilities at the end of any quarter, or residents who have cancelled any of its external liabilities during such period, must file the report within 45 calendar days from the end of the quarter.

Residents whose foreign assets or debts flow or balance equal to or in excess of the equivalent of US$50 million in Argentine Pesos at the end of each calendar year, are required to file within 180 calendar days from December 31, an annual report where supplements, amendments or confirmation of information contained in previously quarterly filings can be included.

Access to the FX Market for repayment of external financial indebtedness and other transactions are conditioned to the debtor’s compliance with the External Assets and Liabilities Reporting Regime. Please see “Additional Requirements Regarding Access to the Exchange Market” below

Moreover, the institutions authorized to deal in foreign exchange shall provide the Argentine Central Bank, at the end of each business day and two business days in advance, with information on transactions relative to outflows through the FX Market in daily amounts equal to or higher than the equivalent of US$ 50,000 (fifty thousand U.S. Dollars).

Customers of licensed institutions shall provide such institutions with information sufficiently in advance so that they may comply with the requirements under this reporting regime and, accordingly, to the extent any further requirements set forth in the exchange regulations are simultaneously satisfied, they may process the exchange transactions.

Registry of exchange information of exporters and importers.

On January 6, 2021, the Central Bank issued Communication “A” 7200, established a new “Registry of exchange information of exporters and importers.” Communication “A” 7273 was modified on April 29, 2021, establishing that exporters and importers who, due to their degree of significance of the volumes they operate, will have to be registered in before May 31, 2021; and beginning June 1, 2021, any payments done from Argentina through the FX Market, will require the Central Bank’s prior authorization if done by obligated entities that appear as “not registered” in the Registry of exchange information of exporters and importers.

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

In addition, in the price-time priority order matching segment, transactions for the purchase and sale of fixed-income securities denominated and payable in US dollars issued by Argentina under local laws by sub-accounts subject to section 6 of the CNV Rules  and that are also regarded as qualified investors, the following requirements must be observed:

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

Pursuant to General Resolution No. 895/2021, the minimum holding period is reduced tot two business days for:

(i) Securities with settlement in foreign currency, prior to their sale in foreign jurisdiction.

ii) Securities acquired with settlement in local currency, prior to their transfer to foreign depository entities; and

iii) Securities from foreign depositary entities, prior to their sale with settlement in foreign currency and in a foreign jurisdiction.

In addition, the CNV added limits to the number of fixed income securities denominated and payable in U.S. dollars issued by the Argentine Republic sold with settlement in foreign currency and in foreign jurisdiction in the price-time priority bidding segment, for transactions that do not belong to the agents' own portfolio. It is clarified that by Interpretative Criterion No. 75, the CNV established that the Principal Sub-accounts on behalf of the sub-accounts covered by the provisions of Section 6 of Chapter V of Title VI ("own portfolio") of the CNV Rules and which are also qualified investors pursuant to Section 12 of Chapter VI of Title II of the CNV Rules, must comply with limits to the nominal amount of fixed income securities denominated and payable in US dollars issued by the Argentine Republic under foreign law sold with settlement in foreign currency and in foreign jurisdiction.

By means of the General Resolution No. 907/2021, the CNV substituted Section 6 above mentioned and incorporated Section 6 bis. Section 6 establishes that:

(i) In the transactions, in the segment of concurrence of offers with priority price time, of purchase and sale of fixed income securities nominated and payable in U.S. dollars issued by the Argentine Republic under Local Law, and for the set of all the principal sub-accounts and of such securities, at the closing of each calendar week it shall be observed that the amount of securities sold with settlement in foreign currency may not exceed fifty thousand (50.000) with respect to the amount of securities purchased with settlement in such currency, with this limit operating for each principal sub-account as well as for the set of principal sub-accounts owned or co-owned by the same subject; accounting the comparison between purchases and sales according to the settlement jurisdiction, local or foreign, and considering the limit established for the set of transactions with settlement in foreign currency.

(ii) Settlement and Clearing Agents and Trading Agents must verify compliance with the limit per principal sub-account. Likewise, it eliminates the limit of fifty thousand (50,000) nominals with respect to the amount of securities, issued under foreign law, purchased with settlement in such currency and jurisdiction.

Section 6 bis provides that:

(i) As a prerequisite to enter into transactions with securities with settlement in foreign currency not covered by the provisions of Section 6 above, or to transfer securities from or to foreign depository entities, not to have made sales with settlement in foreign currency, in the segment of concurrence of offers with priority price time, of securities nominated and payable in US dollars, issued by the Argentine Republic under local law, in the previous 30 days and to undertake not to do so in the 30 subsequent running days.

(ii) Settlement and Clearing Agents and Trading Agents shall, prior to entering into the transactions referred to in the first paragraph of this section, require the submission of an affidavit evidencing compliance with this regulation.

In the same General Resolution 907/2021, the CNV issued Interpretative Criterion No. 76, by means of which certain guidelines were established.

First, in view of the provisions of Chapter V "Transitory Provisions" of Title XVIII of the CNV Rules, and considering that the limitation of Section 5 is applicable to fixed income securities denominated and payable in U.S. dollars issued by the Argentine Republic under Local Law, the Principal Subaccounts covered by the provisions of such Section must comply with the limits set forth in Article 6 and the restrictions contained in Section 6 bis above.

Finally, the restrictions set forth in Section 6 bis above, shall also apply prior to the execution of transactions with securities covered by the provisions of Section 6 above with settlement in foreign currency and in the bilateral trading segment.

Pursuant to General Resolution No. 911/2021, the CNV substituted Section 6 above mentioned and modifies the Interpretative Criterion No. 76 previously mentioned. Section 6 now establishes that:

(i) In transactions, in the time-priority bidding segment, for the purchase and sale of fixed-income securities denominated and payable in U.S. dollars issued by the Argentine Republic under Local Law, and for all the principal sub-accounts and such marketable securities, at the close of each calendar week, the total of sales with settlement in foreign currency shall not exceed FIFTY THOUSAND (50. 000) nominal; this limit shall apply to each principal sub-account as well as to all principal sub-accounts owned or co-owned by the same party and to all transactions settled in foreign currency.

(ii) The Settlement and Clearing Agents and the Trading Agents shall verify compliance with the limit per principal sub-account

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. Holder with respect to the common shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends” and certain other requirements are met. Dividends paid on the common shares or ADSs will be treated as qualified dividends if:

•	the common shares or ADSs are readily tradable on an established securities market in the United States and
•	we were not, for the year prior to the year in which the dividend was paid, and are not, for the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

Our ADSs are listed on the NYSE, and our ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed and remain so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 or 2021 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Any gain realized on the sale or other disposition of common shares or ADSs will be treated as income from U.S. sources for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Therefore, an investor generally would not be able to use a foreign tax credit arising from any Argentine tax imposed on such disposition unless such credit could be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Taxes are  eligible for the foreign tax credit only if they are income taxes (or a tax paid in lieu of an income tax). As a result of recent changes to the foreign tax credit rules, any Argentine tax imposed on the sale or other taxable disposition of the shares by a U.S. Holder is unlikely to be treated as a creditable tax for taxable years beginning after December 28, 2021. For taxable years beginning fefore the effective date of the changes to the foreign tax credit rules, the Argentine capital gains tax is expected generally to be treated as an income tax (or a tax paid in lieu of an income tax) and thus potentially eligible for the foreign tax credit, provided the U.S. Holder has other income derived from foreign sources against which the credit could be used (as discussed above). Asset taxes, such as the Argentine personal assets tax (as described in “—Material Argentine Tax Considerations—Personal Assets Tax”),  generally will not be treated as income taxes for U.S. federal income tax purposes. If the Argentine personal assets tax is not treated as an income tax for U.S. federal income tax purposes, a U.S. Holder generally would be unable to claim a foreign tax credit for any Argentine personal assets tax paid. A U.S. Holder may be able to deduct the Argentine taxes discussed in this paragraph in computing its U.S. federal income tax liability, subject to applicable limitations (including, in the case of income taxes, that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year).

The rules with respect to U.S. foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Special tax rules apply to U.S. Holders if we are a PFIC. In general, we will be a PFIC in a particular taxable year if, after applying certain look-through rules, either 75 percent or more of our gross income for the taxable year is passive income, or 50 percent or more of the value of our assets  (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. As discussed above, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 taxable year, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. The determination of whether we are a PFIC for any taxable year depends on the classification of our income and assets, our cash position and the nature of the activities performed by our officers and employees. Because this determination is made annually, it is possible that we may become a PFIC for the current taxable year or for any future taxable year due to changes in the composition of our income or assets.

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

Specified Foreign Financial Assets

Certain individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the common shares or ADSs, including the application of the rules to their particular circumstances.

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

Material Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our common shares or ADSs. The following summary is based upon tax laws of Argentina as in effect on the date of this document and is subject to any change in Argentine law that may come into effect after such date any change could apply retroactively and could affect the continued validity of this summary.

This summary considers the most relevant aspects of Argentine tax law as of the date of this document, nevertheless, it does not include all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules.

This summary does not purport to be a comprehensive description of all the Argentine tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this report will agree with this interpretation. In this regard, due to recent nature of certain modifications to Argentine tax law, it is not possible to determine how the relatively new regulations will be applied and/or construed by the tax authorities of Argentina. Holders are encouraged to consult their tax advisors regarding the tax treatment of our ADSs or common shares as it relates to their particular situation.

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

(iii) Dividends originated in profits obtained during fiscal years initiated after January 1, 2021 onward:

-Non Argentine residents and Argentine resident individuals (and undivided estates): Due to the amendments introduced by Law N° 27,630, dividends on Argentine shares would be subject to a 7% ITW on the amount of such dividends...

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

Capital gains tax

According to Income Tax regulations, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax (unless an exemption applies), regardless of the type of beneficiary who realizes the gain are subject to the following tax treatment:

-Argentine Entities: Capital gains obtained by Argentine Entities derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at the rate of 30% for fiscal years initiated after January 1, 2018 and up to December 31, 2020. As from fiscal periods initiated from January 1, 2021, the corporate income tax rate was amended, establishing a progressive tax rate system (rates from 25% to 35% depending on the net accumulated taxable income). The current progressive rates apply as indicated below:

Accumulated net taxable income		Shall pay ARS	Plus %	On the amount exceeding
More than ARS	To ARS
ARS 0	ARS 5,000,000	ARS 0	25%	ARS 0
ARS 5,000,000	ARS 50,000,000	ARS 1,250,000	30%	ARS 5,000,000
ARS 50,000,000	Onwards	ARS 14,750,000	35%	ARS 50,000,000

The amounts stated in the chart above will be annually updated since January 1, 2022 based on an inflation index.

Losses arising from the sale of shares can only be offset against income derived from the same type of operations, for a five-year carryover period.

-Argentine Individuals and undivided estates: Starting in 2018, income obtained for the sale, exchange or other disposition of common shares is exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. In addition, Section 34 of Law N° 27,541, provides that since tax period 2020, in the case of securities under the provisions of Section 98 of the Income Tax Law, not included in the first paragraph of Section 26 subsection u) of the Income Tax Law, Argentine resident individuals and undivided estates located in Argentina are exempt from capital gains tax derived from their sale, exchange, or disposal to the extent said securities are listed on stock exchanges or securities markets authorized by the CNV, without being applicable the provisions of Section 109 of the Income Tax Law. In this sense, Section 109 of the Income Tax Law provides that the total or partial exemptions established or that will be established in the future by special laws regarding securities, issued by the National, Provincial, or Municipal States or the City of Buenos Aires, will not have effects on income tax for Argentine resident individuals and undivided estates located in Argentina.

ADSs would not qualify for the capital gains tax exemption indicated above, since the referred conditions would not be met. If the exemption does not apply, the income derived from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to income tax at a 15% rate on net income, calculated under the Argentine Income Tax Law rules. The acquisition cost may be updated pursuant to the IPC inflationary index rate to the extent the equity participation was acquired after January 1, 2018. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

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

-Non Argentine Residents: Due to the amendments introduced to the Income Tax Law, as from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax on the capital gains derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The exemption applies to the extent the Foreign Beneficiaries reside in a “cooperative jurisdiction” and, in accordance with Section 90 of the regulatory decree of the Income Tax Law, if their funds come from “cooperative jurisdictions” (as defined below). Capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries, provided that they reside in a cooperative jurisdiction and their funds come from cooperative jurisdictions, are exempt from income tax on capital gains, to the extent the underlying shares are authorized for public offering by the CNV. In case Foreign Beneficiaries conduct a conversion process of shares that do not meet the exemption requirements, into securities representing shares that are exempt from income tax pursuant to the conditions stated above, such conversion would be considered a taxable transfer for which the fair market value by the time the conversion takes place should be considered.

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

General Resolution (AFIP) N°4227/2018 provides different payment mechanisms for the applicable tax on Foreign Beneficiaries, depending on the specific circumstances of the sale transaction. Pursuant to Section 252 of the regulatory decree of the Income Tax Law, in the cases included in the last paragraph of Section 98 of the Income Tax Law, (i.e. when the acquirer and the seller of the security involved are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of ADSs or common shares and whether any different treatment under a treaty to avoid double taxation could apply.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland, the UK the United Arab Emirates, Qatar and Uruguay.. The treaties signed with China, Luxembourg, Turkey, Austria and Japan are still undergoing the respective ratification procedures. There is no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

Personal assets tax

Argentine entities, have to pay the personal assets tax corresponding to Argentine and foreign resident individuals and foreign resident entities for the holding of company shares by December 31 of each year. For Personal Assets Tax purposes, Law N° 27,541 (published in the Official Gazette on December 23, 2019) and Decree No. 99/2019 changed the “domicile” criterion for the “residence” criterion as stipulated under income tax rules. For tax period 2019, inclusive, and onwards the applicable tax rate is 0.50% and is levied on the proportional net worth value (“valor patrimonial proporcional”) by December 31st of each year, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine resident individuals and/or foreign resident shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of ADSs or common shares.

Value added tax

The sale, exchange or other disposition of our ADSs or common shares and the distribution of dividends are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. According to Section 45 of Law N° 27,541, the applicable rate of tax on debits and credits on Argentine bank accounts (the “TDC”) is doubled for certain cash withdrawals made by certain Argentine legal entities. Owners of bank accounts subject to the general 0.6% and taxpayers subject to the 1.2% tax rate may consider 33% of the tax paid as a  credit for income tax and or for the special contributions on cooperatives capital.  The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%. Additionally, Law No. 27,264 establishes that the 100% of the tax paid may be considered as credit against income tax by entities that are characterized as “micro” and “small” and a 60% of the tax paid by those entities related to the manufacturing industry that are characterized as “medium - stage 1-” by means of section 1 of Law No. 25,300 and its complementary ones.

TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the Tax Authority (AFIP-DGI) in accordance with  General Resolution (AFIP) No.3900/2016.

Pursuant to Law No. 27,432 (published in the Official Gazette on December 29, 2017), the TDC shall apply until December 31, 2022, inclusive.

It is noted that according to Decree No. 796/2021, the TDC exemptions foreseen in Decree No. 380/2001 and other regulations of the same nature shall not be applicable in those cases where cash payments are related to the purchase, sale, exchange, intermediation and/or any other type of operation on crypto assets, cryptocurrencies, digital currencies or similar instruments, in the terms defined by the applicable rules.

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

In accordance with the stipulations of the Fiscal Consensus entered into by and amongst the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires on November 16, 2017 and approved by the Argentine Congress on December 21, 2017 (the so-called “Fiscal Consensus” and/or the “Consensus”), local jurisdictions took on certain commitments in connection with certain taxes that are within their powers. The Consensus shall be effective only in connection with the jurisdictions that have their legislative branches approve the Consensus and such effectiveness shall not commence if such approval has not been granted. When it comes to the impact of the Consensus on gross turnover tax, the Argentine provinces and the City of Buenos Aires agreed to grant exemptions and impose maximum tax rates on certain businesses and for certain periods.

However, the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed three agreements to suspend the Fiscal Consensus. Recently, Fiscal Consensus 2021 was signed between the Argentine Executive Branch and the representatives of the Provinces -except for the City of Buenos Aires- (the “Fiscal Consensus 2021”) in which it was agreed to suspend all the commitments made the parties by means of the previous Fiscal Consensus 2017, 2018, 2019 and 2020, maintaining only its enforcement those that have been complied with at the date of signing of the Fiscal Consensus 2021. These agreements shall be effective only in connection with the jurisdictions that have their legislative branches approve them and such effectiveness shall not commence if such approval has not been granted.

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

By means of Fiscal Consensus 2021, the parties assumed the commitment to take the necessary measures according to the procedures established in each jurisdiction with the aim to apply any turnover tax automatic refund or compensation mechanism for those taxpayers (either local or subject to the Multilateral Convention rules) that have outstanding balances in their favor generated by withholdings, collections and/or similar ones, to the extent certain specific requirements are met in each case

Holders of ADSs should consult a tax advisor regarding the potential application of this collection regime.

Stamp tax

Stamp tax is a provincial tax, which is also levied in the City of Buenos Aires, applicable to the execution of onerous transactions within an Argentine provincial jurisdiction or the City of Buenos Aires or outside an Argentine provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction.

In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax to the extent their placement is made within a 180-days term counting as from such authorization is granted.

Regarding the Fiscal Consensus, almost all the provinces in Argentina and the City of Buenos Aires have committed to establish for the stamp tax a maximum tax rate of 0.75% as from January 1, 2019, 0.5% as from January 1, 2020, 0.25% as from January 1,2021 and abrogate the stamp tax starting from January 1, 2022. However, such commitment was delayed by one calendar year pursuant Law No 27,469 “Fiscal Consensus 2018” (published in the Official Gazette on December 4, 2018). Fiscal Consensus 2018 shall be effective only in connection with the jurisdictions that have their legislative branches approve it and such effectiveness shall not commence if such approval has not been granted. However, later the Argentine Executive Branch, the representatives of the Provinces and the City of Buenos Aires signed Fiscal Consensus 2019 and 2020 to suspend the Fiscal Consensus 2017 and the Fiscal Consensus 2018. Recently, Fiscal Consensus 2021 was signed between the Argentine Executive Branch and the representatives of the Provinces -except for the City of Buenos Aires- in which it was agreed to suspend all the commitments made the parties by means of the previous Fiscal Consensus 2017, 2018, 2019 and 2020, maintaining only its enforcement those that have been complied with at the date of signing the Fiscal Consensus 2021. These agreements shall be effective only in connection with the jurisdictions that have their legislative branches approve them and such effectiveness shall not commence if such approval has not been granted.

Holders of ADSs or common shares are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Other taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our ADSs or common shares.. However, it is noted that pursuant to the Fiscal Consensus 2021 signed between Argentine Executive Branch and the representatives of the Provinces -except for the City of Buenos Aires- by means of which the parties assumed the commitment to legislate during 2022 a tax applicable on any increase in wealth obtained as a result of any free transmission or act of such nature, which includes assets located in their territory and/or that benefits individuals or legal entities domiciled in them. Increasing marginal rates would be applicable as the amount transferred increases in order to grant progressiveness to the tax, reaching all transmissions that imply a patrimonial enrichment for free, including, but not limited to, inheritances, donations, legacies and inheritance advances.

At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2021, any gratuitous transfer of property lower than or equal to Ps.468,060 is exempt. This amount is increased to Ps.1,948,800 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 9.5131%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of ADSs or common shares could be subject to this tax.

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

Non-cooperative jurisdictions and Low-or-nil-tax jurisdictions

According to Section 82 of Law No. 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Section 19 and Section 20 of the Income Tax Law.

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

In turn, Section 20 of the Argentine Income Tax Law defines low or nil tax jurisdictions as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate income tax rate is lower than 60% of the corporate income tax rate established in the first paragraph of Section 73 of the Income Tax Law.

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

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL ARGENINE TAX CONSEQUENCES RELATING TO THE OWNERSHIP OR DISPOSITION OF ADSs OR COMMON SHARES. HOLDERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES ARISING IN EACH PARTICULAR CASE.

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

Interest Rate Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2021.

Interest rate sensitivity

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2021.

Foreign Currency Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2021.

Foreign currency sensitivity

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2021.

Price Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2021.

Credit Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2021.

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

We are entitled to receive payments from CAMMESA under the Energía Base within 42 days after the date of billing. In recent years, due to regulatory conditions in Argentina’s electric power sector that affected the profitability and economic viability of power utilities, certain WEM agents defaulted on their payments to CAMMESA, which adversely affected CAMMESA’s ability to meet its payment obligations to electric power generators, including us. As a consequence, in the past, we have seen CAMMESA pay more than 90 days after month-end, rather than the required 42 days after the date of billing. Such payment delays would result in higher working capital requirements than we would typically have to finance with our own financing sources.

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

The chart below shows the payment cycle of CAMMESA (for sales under the Energía Base) in terms of number of days after the due date that CAMMESA took to pay the balances each month from January 2018 to Novembre 2021.

Source: Central Puerto

Due to the COVID-19 pandemic crisis, we have experienced, and expect to continue experiencing, delays in certain payments from CAMMESA.

Under our contracts with YPF, we typically issue monthly invoices and YPF pays them within 35 to 45 days after they are issued. Our invoices are issued in U.S. dollars) and payments are made in pesos at the exchange rate as of the date of the payment.

Under our PPAs pursuant to Energía Plus, we typically issue monthly invoices and the off-taker pays them within 20 to 30 days after they are issued. The tariff for the energy sold is set in U.S. dollars. Our invoices can be issued in U.S. dollars or pesos converted into U.S.$ , and are payable in pesos at the exchange rate as of the date of the payment, with the off-taker in this second case typically covering any exchange rate fluctuations as a result of any payment delay through credit or debit payments.

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

During 2020, we collected Ps. 9.5 billion in CVO receivables, measured in current amounts as of December 31, 2021.

During 2021, we collected Ps. 8.2 billion in CVO receivables, measured in current amounts as of December 31, 2021.

Liquidity Risk

 See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2021.

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

Up to U.S. 5¢ per ADS issued
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-common share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

Service	Fees
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held
ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;
•	the registration fees as may from time to time be in effect for the registration of common shares on the share register and applicable to transfers of common shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
•	certain cable, telex and facsimile transmission and delivery expenses;
•	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;
•	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, ADSs and ADRs; and
•	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

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

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Our company, under the supervision and with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) of the Exchange Act, as of December 31, 2021.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon their evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2021, our disclosure controls and procedures were effective to provide reasonable assurance of achieving their control objectives.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2021.

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

Item 16.B Code of Ethics

We have adopted a “Code of Business Conduct” (the “code”) designed to establish guidelines with respect to professional conduct, morals and employee performance. This code applies to all directors, managers, heads and employees of the Company.  The code is posted on our website at http://investors.centralpuerto.com/govdocs. In 2018, the code was amended to comply with the requirements set forth in Argentine Law No. 27.401 (the “Corporate Criminal Liability Law”), which include that the Company’s employees while dealing with public sector officers or agencies on behalf of the Company shall act with due care and shall avoid, at all times, circumstances that may be considered contrary to the public duties of such public sector officers, illicit enrichment of such public sector officers, bribery and influence-peddling, extortion and preparation of false balance sheets and reports. On March 9, 2018, our Audit Committee approved the amendment. In addition, we did not grant any waivers to the code during the year ended December 31, 2021

Item 16.C Principal Accountant Fees and Services

Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2021 and 2020. The following tables sets forth the total amount billed to us and our subsidiaries for the indicated fiscal years (stated in the current measurement unit as of December 31, 2021):

	2021	2020
	(in thousands of Ps.)
Audit Fees	54,400	47,548
Tax Fees	1,800	1,909
All other fees	-	-
Total	56,200	49,457

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

Tax fees are billed for professional services related to tax compliance and tax advice for fiscal years 2021 and 2020, respectively.

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

Consequently, 100% of the services and fees rendered by our principal accountants in 2021 were approved by the Audit Committee prior to their engagement to perform such work.

Item 16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

____________

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

____________

*	We are required to comply with these rules under the NYSE Listed Company Manual
*	We are required to conform the structure of the Board of Directors to the independence criteria established in article 11, Chapter III, Title II of the CNV Rules by the first shareholders meeting held after December 31, 2018.

Item 16.H. Mine Safety Disclosure

Not applicable.

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

215

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

4.18

Brigadier López Power Plant transfer contract (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F/A (File No. 001-38376), filed with the Commission on April 29, 2020 ACTUALIZAR)

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

Chief Financial Officer

Date:April 28, 2022.

217

218

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Central Puerto S.A.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Central Puerto S.A. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 28, 2022 expressed an unqualified opinion thereon.

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

Impairment of property, plant and equipment and intangible assets

Description of the Matter

As reflected in the Company´s consolidated financial statements, at December 31, 2021, the Company´s property, plant and equipment (“PP&E”) and intangible assets were Argentine pesos (“Ps.”) 110,623 million and Ps. 6,040 million, respectively. As further described in Note 2.2.8 to the consolidated financial statements, PP&E and intangible assets are tested for impairment when an existing event or one that took place after year end, and provides additional evidence of conditions that existed at the end of the reporting period, indicates than the recoverable value of the PP&E and/or intangible assets amounts may be affected. For each individual asset or cash generating unit (“CGU”) for which impairment indicators are identified, management estimates the recoverable amount for the asset or CGU, which is the higher of the fair value less costs to sell and its value in use, and compares it to the respective carrying amount. The Company estimated the fair value less cost to sell of certain Turbine based on  external specialist’s valuation. The value in use for the Company´s CGUs related to the Electric Power Generation from conventional sources operating segment, was estimated based on discounted future cash flows, which considered probability weighted scenarios. During 2021, the Company recorded a Ps. 6,696 million impairment loss on PP&E related to the Thermal Station Brigadier López, the Luján de Cuyo Combined Cycle Power Plant, the Nuevo Puerto combined cycle power plant and the Terminal 6 San Lorenzo cogeneration unit, and a Ps. 1,069 million impairment loss on its intangible assets related to the Thermal Station Brigadier López.

Auditing this area is especially challenging because it involves a high degree of auditor judgment in performing procedures to evaluate management assumptions to determine the fair value less cost to sell and value in use, such as prospective financial information (including market inputs used in the determination of certain assets’ fair value , expected inflation and exchange rates, the estimated growth in energy market, future electricity prices and developments in the regulatory framework), the use of different scenarios and the discount rate, which are forward-looking and based upon expectations about future economic and market conditions.

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

To test management´s impairment evaluation, our audit procedures included, among others, assessing the methodologies used by management, testing the underlying data and involving our internal valuation specialists to assist in testing the significant assumptions discussed above and the valuation in which the Company based its determination of fair value less cost to sell. For example, we compared the significant assumptions used by management, such as expected inflation, exchange rates and future energy prices and costs, to current available economic trends data and known regulatory framework, and evaluated whether changes to the Group’s estimation model or other factors affected the significant assumptions. We also assessed historical accuracy of management’s estimates and performed sensitivity analysis to evaluate the changes in the value in use that would result from changes in the underlying assumptions and tested the arithmetical accuracy and internal logic of the discounted cash flows model. We also assessed related disclosures in the consolidated financial statements.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

We have served as the Company’s auditor since 2002.

Buenos Aires, Argentina April 28, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Central Puerto S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Central Puerto S.A. internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Central Puerto S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Central Puerto S.A. as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes, and our report dated April 28, 2022 expressed an unqualified opinion thereon.

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

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

Buenos Aires, Argentina April 28, 2022

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME

		For the years ended December 31,
	Notes	2021	2020	2019
		ARS 000	ARS 000	ARS 000

Revenues	5	57,079,339	57,521,079	73,896,832
Cost of sales	6.1	(29,562,588)	(25,381,445)	(38,954,605)
Gross income		27,516,751	32,139,634	34,942,227

Administrative and selling expenses	6.2	(4,151,623)	(4,486,896)	(5,411,458)
Other operating income	7.1	10,919,061	21,280,499	37,714,518
Other operating expenses	7.2	(807,635)	(689,930)	(556,380)
Impairment of property, plant and equipment and intangible assets		(7,765,017)	(6,062,276)	(9,050,812)
Operating income		25,711,537	42,181,031	57,638,095

(Loss) Gain on net monetary position	2.1.2	(1,653,978)	1,749,785	(4,997,078)
Finance income	7.3	1,942,647	7,788,279	7,399,195
Finance expenses	7.4	(17,815,205)	(33,655,663)	(32,724,460)
Share of the profit of associates	3	(564,502)	164,149	2,287,745
Income before income tax		7,620,499	18,227,581	29,603,497

Income tax for the year	8	(8,268,362)	(7,725,155)	(11,806,062)
Net (Loss) income for the year		(647,863)	10,502,426	17,797,435

Attributable to:
– Equity holders of the parent		(742,076)	10,402,779	18,101,481
– Non-controlling interests		94,213	99,647	(304,046)
Net income for the year		(647,863)	10,502,426	17,797,435

Basic and diluted earnings per share (ARS)	9	(0.49)	6.91	12.03

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the years ended December 31,
	Notes	2021	2020	2019
		ARS 000	ARS 000	ARS 000

Net (loss) income for the year		(647,863)	10,502,426	17,797,435

Other comprehensive income for the year

Other comprehensive income (loss) not to be reclassified to income in subsequent periods

Remeasurement of losses from long-term employee benefits	14.3	387	11,277	(89,664)
Income tax related to remeasurement of losses from long-term employee benefits	8	(135)	(2,969)	23,761
Other comprehensive income (loss) not to be reclassified to income in subsequent periods		252	8,308	(65,903)
Other comprehensive income for the year		252	8,308	(65,903)
Total comprehensive (loss) income for the year		(647,611)	10,510,734	17,731,532

Attributable to:
– Equity holders of the parent		(741,824)	10,411,087	18,035,578
– Non-controlling interests		94,213	99,647	(304,046)
		(647,611)	10,510,734	17,731,532

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		12-31-2021	12-31-2020
	Notes	ARS 000	ARS 000

Assets
Non-current assets
Property, plant and equipment	11	110,623,326	119,525,703
Intangible assets	12	6,039,588	10,179,651
Investment in associates	3	6,300,371	7,039,925
Other financial assets	13.6	34,877	-
Trade and other receivables	13.1	30,427,894	44,376,921
Other non-financial assets	14.1	344,226	730,724
Inventories	10	381,710	993,388
Deferred tax asset	8	131,556	148,496
		154,283,548	182,994,808
Current assets
Inventories	10	1,447,182	1,213,912
Other non-financial assets	14.1	2,353,292	1,359,017
Trade and other receivables	13.1	22,753,339	28,279,049
Other financial assets	13.6	19,839,795	21,247,011
Cash and cash equivalents	15	281,728	420,671
		46,675,336	52,519,660
Property, plant and equipment available for sale	20.5	-	3,561,394
Total assets		200,958,884	239,075,862

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		39,442,309	39,442,309
Legal reserve		6,313,345	5,793,206
Voluntary reserve		83,058,876	73,176,237
Other equity accounts		(2,967,736)	(2,967,736)
Retained earnings		(733,517)	10,411,085
Equity attributable to holders of the parent		126,627,299	127,369,123
Non-controlling interests		170,113	193,686
Total equity		126,797,412	127,562,809

Non-current liabilities
Other non-financial liabilities	14.2	5,416,996	7,930,929
Loans and borrowings	13.3	36,182,243	46,557,746
Compensation and employee benefits liabilities	14.3	341,835	474,880
Provisions	17	48,179	68,532
Deferred income tax liabilities	8	15,174,672	13,584,596
		57,163,925	68,616,683
Current liabilities
Trade and other payables	13.2	2,721,562	3,842,213
Other non-financial liabilities	14.2	3,357,632	3,397,995
Loans and borrowings	13.3	6,814,403	30,376,190
Compensation and employee benefits liabilities	14.3	1,632,182	1,537,973
Income tax payable		2,382,082	3,689,390
Provisions	17	89,686	52,609
		16,997,547	42,896,370
Total liabilities		74,161,472	111,513,053
Total equity and liabilities		200,958,884	239,075,862

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	Unappropriated retained earnings	Other accumulated comprehensive income (loss)	Non- controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2021	1,514,022	39,442,309	5,793,206	73,176,237	(2,967,736)	10,411,085	127,369,123	193,686	127,562,809

Net (loss) income for the year	-	-	-	-	-	(742,076)	(742,076)	94,213	(647,863)
Other comprehensive income for the year	-	-	-	-	-	252	252	-	252
Total comprehensive (loss) income for the year	-	-	-	-	-	(741,824)	(741,824)	94,213	(647,611)

Increase in legal reserve	-	-	520,139	-	-	(520,139)	-	-	-
Increase in voluntary reserve	-	-	-	9,882,639	-	(9,882,639)	-	-	-
Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	-	(117,786)	(117,786)
As of December 31, 2021 (1)	1,514,022	39,442,309	6,313,345	83,058,876	(2,967,736)	(733,517)	126,627,299	170,113	126,797,412

As of January 1, 2020	1,514,022	39,442,309	4,888,133	54,478,206	-	19,603,102	119,925,772	1,624,867	121,550,639

Net income for the year	-	-	-	-	-	10,402,779	10,402,779	99,647	10,502,426
Other comprehensive income for the year	-	-	-	-	-	8,308	8,308	-	8,308
Total comprehensive income for the year	-	-	-	-	-	10,411,087	10,411,087	99,647	10,510,734

Increase in legal reserve	-	-	905,073	-	-	(905,073)	-	-	-
Increase in voluntary reserve	-	-	-	18,698,031	-	(18,698,031)	-	-	-
Dividends in cash distributed by a subsidiary (3)	-	-	-	-	-	-	-	(96,540)	(96,540)
Transaction with non-controlling interest (Note 18)	-	-	-	-	(2,967,736)	-	(2,967,736)	(1,436,813)	(4,404,549)
Share-based payments	-	-	-	-	-	-	-	2,525	2,525
As of December 31, 2020 (1)	1,514,022	39,442,309	5,793,206	73,176,237	(2,967,736)	10,411,085	127,369,123	193,686	127,562,809

As of January 1, 2019	1,514,022	39,442,309	1,211,963	13,928,894	-	46,517,137	102,614,326	1,478,389	104,092,715

Effect of IFRIC 23 adoption	-	-	-	-	-	1,554,607	1,554,607	-	1,554,607
As of January 1, 2019 (modified)	1,514,022	39,442,309	1,211,963	13,928,894	-	48,071,744	104,168,933	1,478,389	105,647,322

Net income for the year	-	-	-	-	-	18,101,481	18,101,481	(304,046)	17,797,435
Other comprehensive income for the year	-	-	-	-	-	(65,903)	(65,903)	-	(65,903)
Total comprehensive income for the year	-	-	-	-	-	18,035,578	18,035,578	(304,046)	17,731,532

Increase in legal reserve	-	-	3,676,170	-	-	(3,676,170)	-	-	-
Increase in voluntary reserve	-	-	-	42,840,965	-	(42,840,965)	-	-	-
Dividends in cash	-	-	-	(2,291,653)	-	12,915	(2,278,739)	-	(2,278,739)
Contributions from non-controlling interests	-	-	-	-	-	-	-	398,477	398,477
Dividends in cash distributed by a subsidiary (4)	-	-	-	-	-	-	-	(47,734)	(47,734)
Share-based payments	-	-	-	-	-	-	-	99,781	99,781
As of December 31, 2019 (1)	1,514,022	39,442,309	4,888,133	54,478,206	-	19,603,102	119,925,772	1,624,867	121,550,639

(1)	A subsidiary holds 8,851,848 common shares.
(2)	Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 28, 2021.
(3)	Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 28, 2020.
(4)	Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 23, 2019.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2021	2020	2019
	ARS 000	ARS 000	ARS 000

Operating activities
Income for the year before income tax	7,620,499	18,227,581	29,603,497

Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant and equipment	7,637,642	5,465,104	4,047,627
Amortization of intangible assets	3,073,753	3,523,429	2,920,414
Impairment of property, plant and equipment and intangible assets	7,765,017	6,062,276	9,050,812
Income from sale of property, plant and equipment	(105,174)	-	-
(Recovery) discount of tax credits	(236,729)	45,575	460,067
Interest earned from customers	(3,610,639)	(4,690,603)	(13,223,480)
Trade and tax interests lost	624,433	563,199	-
Finance income	(1,942,647)	(7,788,279)	(7,399,195)
Finance expenses	17,815,205	33,655,663	32,724,460
Share of the profit of associates	564,502	(164,149)	(2,287,745)
Material and spare parts impairments	41,355	64,807	64,870
Share-based payments	-	2,525	99,781
Movements in provisions, and long-term employee benefit plan expense	306,174	204,159	166,650
Foreign exchange difference for trade receivables	(6,879,987)	(16,531,502)	(24,478,898)
Loss on net monetary position	(897,937)	(18,647,607)	(24,506,550)

Working capital adjustments:
Decrease in trade and other receivables	3,649,803	21,894,898	26,238,818
(Increase) Decrease in other non-financial assets and inventories	(989,538)	515,037	(2,452,142)
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(6,891,718)	(12,334,541)	3,530,080
	27,544,014	30,067,572	34,559,066
Trade and tax interests paid	(624,433)	(563,199)	-
Interest received from customers	3,522,898	4,696,821	9,929,232
Income tax paid	(4,406,562)	(5,079,094)	(19,882,945)
Net cash flows provided by operating activities	26,035,917	29,122,100	24,605,353

Investing activities
Purchase of property, plant and equipment	(5,372,000)	(18,068,364)	(35,970,578)
Sale of property, plant and equipment	3,644,979	-	-
Acquisition of thermal Station Brigadier López	-	-	(17,397,955)
Dividends received	140,168	212,804	1,514,622
Acquisition of financial assets, net	(5,337,330)	(8,239,468)	(5,487,441)
Net cash flows used in investing activities	(6,924,183)	(26,095,028)	(57,341,352)

Financing activities
Bank and investment accounts overdrafts received (paid), net	(1,610,020)	(1,061,263)	3,016,756
Loans paid	(12,892,771)	(4,874,369)	(2,379,465)
Loans received	-	6,236,913	42,590,802
Direct financing and loans refinancing costs	(348,314)	(488,263)	(1,998,836)
Interest and other financial costs paid	(4,197,999)	(5,276,205)	(4,095,631)
Contributions from non-controlling interests	-	-	398,477
Dividends paid	(117,786)	(96,540)	(2,326,472)
Net cash flows (used in) provided by financing activities	(19,166,890)	(5,559,727)	35,205,631

(Decrease) Increase in cash and cash equivalents	(55,156)	(2,532,655)	2,469,632
Exchange difference and other financial results	80,376	417,650	1,304,800
Monetary results effect on cash and cash equivalents	(164,163)	(534,116)	(1,431,540)
Cash and cash equivalents as of January 1	420,671	3,069,792	726,900
Cash and cash equivalents as of December 31	281,728	420,671	3,069,792

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

–	Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 571 MW and a steam generating capacity of 125 tons per hour.

–	The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

–

The Group is engaged in the management and operation of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

–	The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280.5 MW (open-cycle operation).

–	The thermal cogeneration plant Terminal 6 - San Lorenzo located in Puerto General San Martín, Santa Fe Province, with an installed power of 330 MW and 340 tn/h of steam production.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group.

On July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

Moreover, through CP Renovables S.A. (“CPR”) and its subsidiaries, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. the Group takes part on the development and performance of energy projects based on the use of renewable energy sources. In this regard, as of the issuance date of these financial statements, the Group has a total installed capacity of 373.8 MW of commercially-authorized power from sources of renewable energy, which is distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW; (v) wind farm Achiras 48 MW; (iv) wind farm Los Olivos 22.8 MW and (vii) wind farm Manque 57 MW.

CENTRAL PUERTO S.A.

1.1. Overview of Argentine Electricity Market

Transactions among different participants in the electricity industry take place through the wholesale electricity market (“WEM”) which is a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand (“Term market”) and also, where prices are established on an hourly basis based on the economic production cost, represented by the short term marginal cost measured at the system’s load center (“Spot market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-government organization that was established to administer the WEM and functions as a clearing house for the different market participants operating in the WEM. Its main functions include the operation of the WEM and dispatch of generation and price calculation in the Spot market, the real-time operation of the electricity system and the administration of the commercial transactions in the electricity market. Currently, the Term market has CAMMESA as sole seller, in accordance with Section 9 of SE Resolution No. 95/2013.

After the Argentine economic crisis in 2001 and 2002 and the Convertibility Law, the costs of generators increased as a result of the Argentine peso devaluation. In addition, the price of fuel for their generation increased as well. The increasing generation costs combined with the freezing of rates for the final user decided at the time by National Government led to a permanent deficit in CAMMESA accounts, which faced difficulties to pay the energy purchases to generators. Due to this structural deficit, the Secretariat of Energy issued a series of regulations to keep the electricity market working despite the deficit.

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

Within this framework, generators created the companies Termoeléctrica José de San Martín S.A. (“TSM”) and Termoeléctrica Manuel Belgrano S.A. (“TMB”), which were engaged in managing the purchase of equipment, and building, operating and maintaining each new power plant.

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

As from March 20, 2018, CAMMESA granted the commercial operation as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”). The financial impact of the Commercial Approval is described in Note 13.1.

Under the agreement mentioned above, generators created the company Central Vuelta de Obligado S.A., which was in charge of managing the purchase of equipment and construction of the Central Vuelta de Obligado thermal power plant and currently it is in charge of managing its operation and maintenance.

TSM and TMB

After termination of the supply agreements with TSM and TMB dated February 2, 2020 and January 7, 2020, respectively, trust agreements also terminated. As from those dates, a 90-day period commenced in which TSM and TMB and their shareholders had to perform all the company acts necessary to allow the Argentine Government to receive the corresponding shares in the capital of TSM and TMB that their contributions gave them rights to.

CENTRAL PUERTO S.A.

On January 3, 2020, i.e. before the aforementioned 90-day period commenced, the Argentine Government (through the Ministry of Productive Development) served notice to the Company (together with TSM, TMB and their other shareholders and BICE, among others) stating that, according to the Final Agreement for the Re-adaptation of WEM, TSM and TMB shall perform the necessary acts to incorporate the Argentine Government as shareholder of both companies, acknowledging the following equity interest rights: 65.006% in TMB and 68.826% in TSM.

On January 9, 2020, the Company, together with the other generation shareholders of TSM and TMB, rejected such act understanding that the equity interest the Government claims does not correspond with the contributions made for the construction of power stations and that gave it right to claim such equity interest.

On March 4, 2020, the Company was notified on two notes sent by the Minister of Productive Development in response to the note sent by the Company on January 9, 2020 - mentioned above -, ratifying the terms of the note notified to the Company on January 3, 2020. In March 2020, the Company raised a reconsideration motion, with higher supplementary appeal, against the Argentine Government’s order for the acts mentioned above.

On May 4 and 8, 2020, the Company attended the Special Shareholder’s Meetings of TMB and TSM, respectively, in which the admission of the Argentine Government as shareholder of TSM and TMB was allowed, in accordance with the shareholding interest claimed by the Argentine Government. This with the sole purpose of complying with the precedent condition established in the respective Trust Agreements, which stated that for the trusted equity -comprised, among others, by the power plants- to be transferred to the companies TSM and TMB in a 90-day period counted as from the end of the supply agreements, such companies and their shareholders (among which the Company is included) had to allow the entrance of the Argentine Government in TSM and TMB, receiving the same amount of shares representing the contributions made by the Argentine Government for the construction of the plants and giving it the right to claim such interest.

In both cases, when the mentioned Shareholders’ Meetings were held, through which the Argentine Government was allowed as shareholder of TMB and TSM due to its interest claim, the Company made the corresponding reservation of rights so as to continue the abovementioned claims already commenced.

On November 19, 2020, BICE (in its capacity as trustee of both trust agreements) had the condition precedent established in the Trust Agreements fulfilled since the necessary corporate acts for the Argentine Government to be allowed as shareholder of TSM and TMB were performed. Finally, on March 11, 2021, the Argentine Government has subscribed its shares in TSM and TMB. This way, the Group´s equity interest in TSM and TMB was changed from 30.8752% to 9.6269% and from 30.9464% to 10.8312%, respectively. As of the date of these financial statements, the transference of power stations has not been made to TSM and TMB.

On the other hand, the Company, together with the other shareholders of TSM and TMB (as guarantor within the framework and the limits stated by the Final Agreement for the Re-adaptation of WEM, Note SE no. 1368/05 and trust agreements), BICE, TSM, TMB and SE signed: a) on January 7, 2020 an amendment addenda of the Operation and Maintenance (“OMA”) of Thermal Plant Manuel Belgrano and b) on January 9, 2020 an amendment addenda of the OMA of Thermal Plant San Martín, to extend the operating period until the effective transference of the trust’s liquidation equity.

The values recorded in these financial statements for the investments in TMB and TSM are included in non- current assets under other financial assets as of December 31, 2021, for an amount of 34,877. During the years ended December 31, 2020 and 2019, the Company received cash dividends from TMB and TSM for 212,804 and 240,894, respectively.

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

Finally, Resolution 95 suspended the inclusion of new contracts in the Term market as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the effective date of Resolution 95 were continue being managed by CAMMESA upon their termination. As from such termination, large users should acquire their supplies directly from CAMMESA. Also, Resolution 95 temporarily suspended the acquisition of fuel by the generation agents. All fuel purchases for the generation of electric power are centralized through CAMMESA.

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

Regarding this matter, under Resolution No. 12/2019 by the Ministry of Productive Development (published in the Official Gazette on December 30, 2019) fuel purchase for the generation of electric power is once again centralized through CAMMESA, therefore repealing the effect of Resolution No. 70/2018 of the former Secretariat of Energy, and Section 8 of Resolution No. 95/2013 of the former Secretariat of Energy and Section 4 of Resolution No. 529/2014 of the former Secretariat of Energy are back in force.

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

–	Some minimum values of offered availability are reduced. Its compliance is subject to the foregoing prices.

–	A weighting factor is fixed for foregoing prices, between 1 and 0.7, depending on the use factor of the twelve months previous to each month of the transaction.

CENTRAL PUERTO S.A.

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

g) Secretariat of Energy Resolution No. 440/2021

Through Resolution No. 440 (“Resolution 440”), published in the Official Gazette on May 21, 2021, the Secretariat of Energy established a new remuneration scheme for MEM generation agents. In this regard, Exhibits II, III, IV and V of Resolution 31 were replaced. Moreover, section 2 of Resolution 31, which established a system for the automatic updating of remuneration values, was repealed. In general terms, Resolution 440 increased the remuneration values of generation agents by 29% compared to Resolution 31.

It was established that for the application of what Resolution 440 set forth (collection of the new remuneration values as from February 2021 transactions, among others), MEM generation agents had to submit before CAMMESA a note -to CAMMESA’s satisfaction- stating full and unconditional withdrawal of any administrative complaint or ongoing judicial procedure against the National Government, the Secretariat of Energy and/or CAMMESA, related to section 2 of Resolution 31. Dated June 17, 2021, the Company submitted the requested withdrawal note.

In addition, on November 9, 2021, the Secretariat of Energy established that in order to determine the Power Availability Remuneration of thermal generators under Resolution 440, a constant Utilization Factor equal to 70% had to be considered until February 2022.

h) Secretariat of Energy Resolution No. 354/2020

This resolution established, among other things, that as from the effectiveness of Plan “GasAr” (Plan Gas 4), Generators of WEM may adhere to centralized dispatch, assigning CAMMESA such contracts entered into with producers or transporters of natural gas, so that such contracts are used by the Dispatch Entity (OED for its acronym in Spanish), based on dispatch criteria.

In addition, this resolution established that generation agents who, pursuant to Resolution No. 287/2017, have the obligation of self-procuring fuel are able to deem such obligations and the recognition of associated costs, but maintaining the transport capacity for centralized dispatch management, as long as CAMMESA determines its convenience.

CENTRAL PUERTO S.A.

i) Secretariat of Energy Resolution No. 1037/2021

On November 2, 2021, Resolution No.1037/2021 was published in the Official Gazette, whereby the Secretariat of Energy, upon verifying a status of high energy demand in Brazil due droughts in the area, created an Exports Account where the revenue margins will be accumulated after such electric power export. Such amounts will be destined to financing energy infrastructure works.

In addition, through such Resolution, the Secretariat informed there will be an additional and temporary recognition in the remuneration of Generation Agents under the scope of Resolution 440, covering economic transactions between September 1, 2021 and February 28, 2022. Such recognition was established in an exported 1000 $/MWh additional amount during the month, which will be assigned in a proportional manner to the power generated on a monthly basis to each generating agent.

j) Secretariat of Energy Resolution No. 238/2022

On April 21, 2022, Resolution No. 238/2022 issued by the Secretariat of Energy was published in the Official Gazette. This resolution updates remuneration prices for energy and capacity of generation units not committed on a Purchase Power Agreement, it replaces Annex I to V of the former Resolution 440 and it eliminates section 4 of Resolution No. 1037/2021, which is described in Note 1.2.i). It also removes the Use Factor from the capacity payment calculation, improving revenue performance. In this way, this resolution increases by 30% the remuneration values starting February 2022, and it provides an additional 10% above the new values starting on June 2022.

2. Basis of preparation of the consolidated financial statements

2.1. Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The attached financial statements have been prepared in order to be included in a Securities and Exchange Commission (“SEC”) filing and have been approved by the Company’s Board of Directors on April  28, 2022.

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

2.1.1. Basis of consolidation

The consolidated financial statements as of December 31, 2021 and 2020 and for each of the years ended December 31, 2021, 2020 and 2019, include the financial statements of the Group formed by the parent company and its subsidiaries: Central Vuelta de Obligado S.A., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., Proener S.A.U., CP Renovables S.A. and its subsidiaries.

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

CENTRAL PUERTO S.A.

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

2.2.2. Fair value measurement

The Group measures certain financial instruments at their fair value at each reporting date. In addition, the fair value of financial instruments measured at amortized cost is disclosed in Note 13.5.

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

CENTRAL PUERTO S.A.

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

2.2.5 Taxes

Current income tax

Current income tax assets and liabilities for the year are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute those amounts are those that are enacted or substantively enacted, at the end of the reporting period. The statutory tax rate for the Group for the fiscal year 2021 is 35% (see Note 22).

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

Uncertainties over income tax treatments

The Group determines whether each tax treatment should be considered independently or whether some tax treatments should be considered together and uses an approach that provides better predictions of the resolution of the uncertainty.

CENTRAL PUERTO S.A.

The Group applies significant judgment when identifying uncertainties on the income tax treatment. The Group evaluated whether the Interpretation had an impact on its consolidated financial statements, especially within the framework of tax inflation adjustment in determining the tax income of mentioned periods:

a) Income tax return for fiscal year 2014

In February 2015 CPSA filed income tax returns for the nine-month period ended September 30, 2014, applying the adjustment for inflation mechanism established by the Argentine Income Tax Law. In addition, the Company filed its income tax return for the three-month period ended December 31, 2014, applying the same adjustment for inflation mechanism.

Later on, on July 27, 2021, the Argentine Tax Authorities issued a resolution through which it implemented an infringement investigation in relation to the income tax for the irregular fiscal periods ended September 2014 and December 31, 2014, for the alleged omission included in Section 45, Law No. 11,683. On September 8, 2021, CPSA submitted the corresponding deposition and the corresponding evidence. As the date of the issuance of these financial statements, the proceedings are kept by Argentine Tax Authorities.

b) Action for recovery - Income tax refund for fiscal period 2010

In December 2014, the Company, as merging company and continuing company of HPDA, raised a recourse action before fiscal authorities regarding the income tax for the fiscal period 2010, which was incorrectly entered by HPDA. This recourse action seeks to recover the income tax entered by HPDA in accordance with the lack of application of the inflation- adjustment mechanism established by the Law on Income Tax. In December 2015, since the term stated by Law no. 11,683 elapsed, the Company brought a contentious- administrative claim before the National Court to ask for its right to obtain the income tax recovery.

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

c) Action for recovery - income tax refund for fiscal years 2009, 2011 and 2012

In December 2015, the Company filed a petition with the Argentine Tax Authorities for the recovery of income tax for the fiscal year 2009, in the amount of 20,395 at historical values which had been incorrectly paid by the Company in excess of our income tax liability. By filling such action, the Company seeks to recover the excess income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law. On April 22, 2016, after the term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Tax Court. On September 27, 2019, the judge entered judgment rejecting the complaint filed by the Company. Such judgment was appealed by the Company last October 4, 2019. Room I of CNACAF (Argentine Appeal Court for Federal Contentious Administrative Matters) granted the appeal presented by the Company on March 11, 2020. Upon this resolution, the Argentine Tax Authorities raised an Extraordinary Appeal, which was granted by CNACAF on September 1, 2020.

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

In December 2018, the Company brought two administrative complaints of recovery before the Argentine Tax Authorities: the first one was filed by the Company, as merging company and continuing company of HPDA, regarding the income tax for the fiscal period 2012 that amounted to 62,331 at historical values, which was entered in excess by HPDA. The second complaint was filed by the Company regarding the income tax for the same fiscal period that amounted to 33,265 at historical values, which was entered in excess by the Company. These recourse actions seek to recover the income tax entered by HPDA and the Company in accordance with the lack of application of the inflation-adjustment mechanism aforementioned. On September 12, 2019, the Company filed both recourse actions before the Federal Contentious- Administrative Court against the Argentine Tax Authorities in accordance with Section 82, paragraph “c” of Law no. 11,683 (restated text 1998 as amended), as the term established in the second paragraph of Section 81 of such law had elapsed.

CENTRAL PUERTO S.A.

d) Action for recovery - Income tax for the fiscal year 2015

On December 23, 2020, the Company submitted before the fiscal authorities an action for recovery of the income tax for the fiscal year 2015 for the amount of 129,231 (at historical values) unduly paid by CPSA. The purpose of the action for recovery is to obtain reimbursement of the income tax paid by CPSA based on the lack of application of the inflation adjustment mechanism set forth in the Argentine Income Tax Act. On April 22, 2021, the Company filed a recovery lawsuit before the Court for Contentious Administrative Matters against the Argentine Tax Authorities pursuant to the provisions of Section 82, subsection c of Law No. 11,683 (restated and amended 1998), on the grounds that the term established in the second paragraph of Section 81 of that body of rules had elapsed.

e) Action of recovery - Income tax for the fiscal year 2016

On January 24, 2022, the Company filed before the tax authorities a recovery action of the income tax for the fiscal year 2016, for the amount of 189,376 (at historical values) unduly paid by CPSA. Such recovery action is aimed at obtaining the reimbursement of the income tax paid by CPSA based on the lack of application of the inflation adjustment mechanism set forth by the Argentine Income Tax Act.

The Group considered, based on the opinion of its legal advisors and on the IFRIC 23 accounting guidelines: 1) regarding the income tax 2014 determination stated in a), that it is probable that tax authorities will accept the position and, therefore, it is not required to register a liability under such item, and 2) regarding recourse actions for income tax, except for the case of recourse action by HPDA for the fiscal period 2011, that it is also probable that the positions adopted by the Company will be accepted in court; therefore, an asset has been recognized for such recourse actions.

The corresponding asset is included in the item “Other non-financial assets” of Current Assets under “Income Tax Credits” and it amounts to 277,067 and 291,743 as of December 31, 2021 and 2020, respectively.

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

CENTRAL PUERTO S.A.

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

Electric power facilities related to the Luján de Cuyo combined cycle plant and cogeneration unit, the Terminal 6 - San Lorenzo cogeneration unit and the Brigadier Lopez thermal station are depreciated on a straight-line basis over the total useful lives estimated.

Electric power facilities and auxiliary equipment of Piedra del Águila hydroelectric power plant are depreciated on a straight-line basis over the remaining life of the concession agreement of the mentioned power plant.

The depreciation of the remaining property, plant and equipment is calculated on a straight-line basis over the total estimated useful lives of the assets as follows:

–	Buildings: 5 to 50 years.

–	Wind turbines: 20 years.

–	Lands are not depreciated.

–	Material and spare parts: based on the useful life of related machinery and equipment to be replaced.

–	Furniture, fixtures and equipment: 5 to 10 years.

–	Others:3 to 5 years.

–	Gas turbines and Construction in progress: they are not depreciated until they are not in conditions of being used.

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

During year ended December 31, 2020 and 2019, the Group capitalized interest for an amount of 457,804 and 349.030, respectively. The rate used to capitalize interest corresponds to the effective rate of specific loans used to finance the projects, net of the share compensating the creditor for the effects of inflation. During year ended December 31, 2021 the Group has not capitalized interests.

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

The Group’s intangible assets are described in Note 12.

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

The Group has identified indicators of potential impairment of its property, plant and equipment and its intangible assets with limited useful life, affecting the CGUs related to the electric power generation from conventional sources operating segment, due to the repeal of the spot market price update mechanism established by Resolution 440, as described in Note 1.2.g)., combined with the current economic uncertainties. The Group has also identified indicators of potential impairment of the Company´s gas turbine due to the uncertainty about new projects that would enable the use of such turbine.

In order to measure the recoverability of its property, plant and equipment and its intangible assets with a limited useful life that present indicators of impairment, the Group estimated the value in use of such assets, except for the generating group classified as “Gas turbines”, for which the Group estimated the fair value less cost of sale. As a result of the recoverability analysis, the Group determined that the net book value of the assets related to the cogeneration unit Luján de Cuyo and hydroelectric power station Piedra del Águila and the generating group classified as " Gas Turbines", did not exceed their recoverable value as at December 31, 2021.

CGUs Thermal Station Brigadier López, Luján de Cuyo Combined Cycle Power Plant, Nuevo Puerto combined cycle power plant and Terminal 6 San Lorenzo cogeneration unit.

The Group estimated that the book value of the assets related to the Thermal Station Brigadier López exceeded its recoverable value by 4,703,102. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2021 as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis to property, plant and equipment by 3,634,130 to "Electric power facilities", "Lands and buildings", "Construction in progress" and "Others" and to intangible assets by 1,068,972. After recognizing this impairment, the net book value of property, plant and equipment and intangible assets related to Thermal Station Brigadier López amounted to 9,954,912 and 2,279,405, respectively.

In addition, the Group estimated that the book value of the assets related to Luján de Cuyo Combined Cycle Power Plant exceeded its recoverable value by 599,205. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2021 as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis to “Electric power facilities”, “Lands and buildings” and “Others”. After recognizing such impairment, the net book value of property, plant and equipment of Luján de Cuyo Combined Cycle Power Plant is 3,720,641.

CENTRAL PUERTO S.A.

Also, the Group estimated that the book value of the assets related to Nuevo Puerto combined cycle power plant exceeded its recoverable value by 1,025,203. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2021 as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis to “Electric power facilities”, “Lands and buildings” and “Others”. After recognizing such impairment, the net book value of property, plant and equipment of Nuevo Puerto combined cycle power plant is 4,221,934.

Finally, the Group estimated that the book value of the assets related to Terminal 6 San Lorenzo cogeneration unit exceeded its recoverable value by 1,437,507. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2021 as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis to “Electric power facilities” and “Lands and buildings”. After recognizing such impairment, the net book value of property, plant and equipment of Terminal 6 San Lorenzo cogeneration unit is 37,402,826.

The Group estimated the recoverable value considering probability weighted scenarios in relation with the evolution of prices for energy and power. This approach required preparing scenarios with different estimations of the expected cash flows considering such variables and assigning occurrence probabilities, based on the experience and expectations of the Group about the outcome of the uncertainties involved.

Key assumptions to estimate the value in use are the following:

–

Gross margin: the margin has been determined for the budgeted period (5 years) based on the energy prices arising from Resolution 440 adjusted for projections of price increases and energy supply signed agreements, whereas the cost of sale was determined based on the costs incurred in the past. The most relevant cost was the plants maintenance, which was estimated with the provisions from the agreements in force with the suppliers General Electric and Siemens S.A. No growth rates were considered after the budgeted period, pursuant to IAS 36.

–

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

The post-tax discount rate used for determining the value in use as of December 31, 2021 was 12.69%. Any increase in the discount rate would result in an additional impairment loss.

–

Macroeconomic variables: estimated inflation and devaluation rates, as well as exchange rates, were obtained from external sources, which are well known consulting firms dedicated to the local and global economic analysis, widely experienced in the market. An increase in inflation rates over devaluation rates, regarding the variables considered for the determination of the value in use, would entail an additional impairment loss.

Thermal Station Brigadier López, Luján de Cuyo Combined Cycle Power Plant, Nuevo Puerto combined cycle power plant and Terminal 6 San Lorenzo cogeneration unit belong to the electric power generation from conventional sources operating segment.

2.2.9. Financial instruments. Presentation, recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

CENTRAL PUERTO S.A.

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

At the closing of these consolidated financial statements, the financial assets at amortized cost of the Group include certain cash elements and cash equivalents, trade and other receivables and other non-current financial assets.

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

CENTRAL PUERTO S.A.

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

The profit or loss of debt instruments which are measured at amortized cost and are not designated as hedge instruments are recognized in profit or loss when the financial assets are removed or when impairment is recognized and during the amortization process by using the effective interest rate method. The Group only reclassifies all investments in debt instruments when it changes the business model used to manage those assets.

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

CENTRAL PUERTO S.A.

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

At the closing date of these consolidated financial statements, the financial liabilities classified as loans and borrowings of the Group include Trade and other payables, and Loans and borrowings that accrue interest.

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

Following initial recognition, these receivables and payables are measured at their amortized cost through the effective interest rate (EIR) method. The EIR amortization is included in finance income or costs or other operating income or expenses in the statement of income, depending on the nature of the liability giving rise to it.

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

CENTRAL PUERTO S.A.

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

As at December 31, 2021, the Group has no hedging derivative instruments. Hence, swap contracts of interest rate and stock options contracts are measured at their current value at the closing of each period or fiscal year and are stated as assets or liabilities depending on the rights and obligations emerging from the respective contracts. In this way, changes in the accounting measure of such contracts are recognized in the consolidated statement of income under finance income or finance cost, as applicable.

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

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

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

On January 18, 2017, the subsidiary CP Renovables S.A. (“CPR”) entered into a stock option agreement with its minority shareholder at that time that was also its chairman and general manager and a shareholder of the Company (the “minority shareholder”). Under such agreement the minority shareholder has the right to purchase class B shares of CPR that represents 10% of the fully diluted capital stock of CPR. The option is exercisable in whole or in part, at any time prior to the seventh anniversary of the date of the stock option agreement. As of the date of these financial statements, the vesting period has ended while the option was neither exercised nor assigned.

During the years ended December 31, 2020 and 2019 the expense booked in the consolidated financial statements under employee benefits expense amounts to 2,525 and 99,781, respectively. During year ended December 31, 2021 no expense has been booked under employee benefits share-based expense.

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

CENTRAL PUERTO S.A.

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

–

Management and operations of thermal plants: through its equity investees Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A. and its subsidiary Central Vuelta de Obligado S.A. the Group is engaged in the management and operation of these thermal plants.

The Group has three reporting segments: production of electric power from conventional sources, production of electric power from renewable sources and natural gas transport and distribution. Management and operations activities are included in others, because the information is not material.

The Board of Directors is the Chief Operating Decision Maker (CODM) and monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

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

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

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

Recoverability of property, plant and equipment and intangible assets:

At each closing date of the reported period, the Group evaluates if there is any sign that the property, plant and equipment and/or intangible assets with finite useful lives may have their value impaired. Impairment exists when the book value of assets related to the Cash Generating Unit (CGU) exceeds its recoverable value, which is the higher between its fair value less costs of sale of such asset and value in use. The value in use is calculated through the estimation of future cash flows discounted at their present value through a discount rate that reflects the current assessments of the market over the temporal value of money and the specific risks of each CGU. Projection calculations cover a five-year period. The recoverable value is sensitive to the used discount rate, as well as the estimated inflows.

2.4. New standards and interpretations adopted

As from the fiscal year beginning January 1, 2021, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

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

As of December 31, 2021, the Group has trade receivables under the CVO Agreement, described in Note 1.2 a), as well as loans with due date after 2021, which were indexed to LIBOR and for which the replacement alternative interest rate has not been identified.

These amendments are effective for annual periods beginning on or after 1 January 2021. As of the date of these financial statements, these amendments had no significant impact.

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

Amendments to IAS 1 - Classification of liabilities as current or non-current

On January 23, 2020, the IASB issued an amendment to IAS 1 Presentation of Financial Statements that affects the classification of liabilities as current and non-current. The changes affect the requirements of IAS 1 for the presentation of liabilities.

CENTRAL PUERTO S.A.

Specifically, it clarifies the criteria for classifying liabilities as non-current. The date of application of the modification is set for fiscal years beginning on or after January 1, 2023, with retroactive application. The Group is evaluating the impact of these amendments for the presentation of liabilities.

Amendments to IAS 16 - Property, plant and equipment (“PP&E”) - Earnings ahead of schedule

In May 2020, the IASB issued an amendment to IAS 16 that prohibits entities from deducting from the cost of an item of PP&E, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendments are effective for annual periods beginning on or after January 1, 2022 and must be applied retrospectively only to items of PP&E made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The amendments are not expected to have a significant impact on the Group´s financial statements.

Amendments to IAS 37 - Onerous Contracts: Cost of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are not expected to have a significant impact on the Group´s financial statements.

Amendments to IFRS 3 - Reference to the Conceptual Framework

In May 2020, the IASB issued amendments to IFRS 3 Business Combinations - Reference to Conceptual Framework. The amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework (the 1989 Framework) with a reference to the current version issued in March 2018 (the Conceptual Framework) without significantly changing its requirements.

The amendments are effective for periods beginning on or after January 1, 2022 and must be applied retrospectively. Earlier application is permitted if, at the same time or earlier, an entity also applies all of the amendments contained in the Amendments to References to the Conceptual Framework in IFRS Standards (March 2018). The amendments will promote consistency in financial reporting and avoid potential confusion from having more than one version of the Conceptual Framework in use.

The amendments are not expected to have a significant impact on the Group´s financial statements.

Amendments to IAS 8 - Definition of Accounting Estimates

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a new definition of “accounting estimates". The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors.

CENTRAL PUERTO S.A.

The amendment is effective for annual periods beginning on or after January 1, 2023 and is not expected to have a significant impact on the Group´s financial statements.

Amendments to IAS 1 Presentation of Financial Statements

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement No. 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures.

The amendments aim to help entities provide accounting policy disclosures that are more useful by:

–	Replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies, and

–	Adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures

In assessing the materiality of accounting policy information, entities need to consider both the size of the transactions, other events or conditions and the nature of them.

The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application of the amendments to IAS 1 is permitted as long as this fact is disclosed. The Group is evaluating the impact of the amendments.

Amendments to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognised in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of the asset and liability.

Under the amendments, the initial recognition exception does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. It only applies if the recognition of a lease asset and lease liability (or decommissioning liability and decommissioning asset component) give rise to taxable and deductible temporary differences that are not equal.

Nevertheless, it is possible that the resulting deferred tax assets and liabilities are not equal (e.g., if the entity is unable to benefit from the tax deductions or if different tax rates apply to the taxable and deductible temporary differences). In such cases, an entity would need to account for the difference between the deferred tax asset and liability in profit or loss

The amendments are effective for annual periods beginning on or after January 1, 2023 and are not expected to have a significant impact on the Group´s financial statements.

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture.

CENTRAL PUERTO S.A.

The amendments clarify that a full gain or loss is recognised when a transfer to an associate or joint venture involves a business as defined in IFRS 3. Any gain or loss resulting from the sale or contribution of assets that does not constitute a business, however, is recognised only to the extent of unrelated investors’ interests in the associate or joint venture.

The IASB decided to defer the effective date of the amendments until such time as it has finalised any amendments that result from its research project on the equity method. The amendments must be applied prospectively. Early application of the amendments is still permitted and must be disclosed.

The Group will evaluate the impact of the amendments once effective and if there is any transaction to which the amendments apply.

3. Investment in associates

The book value of investment in associates as of December 31, 2021 and 2020 amounts to:

	12-31-2021	12-31-2020
	ARS 000	ARS 000

ECOGAS Group (Note 3.1)	6,106,838	6,765,891
Transportadora de Gas del Mercosur S.A.	193,533	173,083
Termoeléctrica José de San Martin S.A. (Note 1.2.a)	-	60,091
Termoeléctrica Manuel Belgrano S.A. (Note 1.2.a)	-	40,860
	6,300,371	7,039,925

The share of the profit of associates for the years ended December 31, 2021, 2020 and 2019 amounts to:

	2021	2020	2019
	ARS 000	ARS 000	ARS 000

ECOGAS Group (Note 3.1)	(518,879)	149,414	2,115,125
Transportadora de Gas del Mercosur S.A.	20,451	(23,943)	(13,758)
Termoeléctrica José de San Martin S.A. (Note 1.2.a)	(37,745)	39,763	94,396
Termoeléctrica Manuel Belgrano S.A. (Note 1.2.a)	(28,329)	(1,085)	91,982
	(564,502)	164,149	2,287,745

3.1. Investments in gas distribution

The Group holds ownership interests of 42.31% in Inversora de Gas del Centro S.A. (“IGCE”, the controlling company of Distribuidora de Gas del Centro S.A. “DGCE” and Distribuidora de Gas Cuyana S.A. “DGCU”) and 17.20% in DGCE (from now on, “ECOGAS Group”). Consequently, the Group holds, both directly and indirectly, a 40.59% of the capital stock of DGCE, and, indirectly, a 21.58% interest in DGCU. The Company does not control such companies.

IGCE is a private, unlisted company which holds a 55.29% equity interest in DGCE, a company engaged in the distribution of natural gas in the provinces of Cordoba, La Rioja and Catamarca, Argentine, and a 51% equity interest in DGCU, a company engaged in the distribution of natural gas in the provinces of Mendoza, San Juan and San Luis.

During April 2021, the Group received dividends of 140,168 from ECOGAS Group.

On March 24, 2022 CPSA acquired an 8.599% interest in the related company GESER S.A.U., an entity controlled by IGCE. The purchase price was 2,631. GESER S.A.U. is a private unlisted company which is engaged in the rendering of professional services related to administrative and/or commercial activities.

3.2. Transportadora de Gas del Mercosur S.A.

The Group has a 20% interest in Transportadora de Gas del Mercosur S.A. (“TGM”). This Company has a gas pipeline that covers the area from Aldea Brasilera (in the Province of Entre Ríos) to Paso de los Libres (in the Province of Corrientes). TGM is a private unlisted company.

CENTRAL PUERTO S.A.

4. Operating segments

The following provides summarized information of the operating segments for the years ended December 31, 2021, 2020 and 2019:

2021	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	44,300,944	11,346,295	30,781,801	1,751,043	(31,100,744)	57,079,339
Cost of sales	(25,186,092)	(3,378,745)	(23,707,011)	(1,494,242)	24,203,502	(29,562,588)
Administrative and selling expenses	(3,612,032)	(539,591)	(6,215,202)	-	6,215,202	(4,151,623)
Other operating income	10,476,409	422,821	1,005,885	19,831	(1,005,885)	10,919,061
Other operating expenses	(818,208)	10,573	(232,725)	-	232,725	(807,635)
Impairment of property, plant and equipment and intangible assets	(7,765,017)	-	-	-	-	(7,765,017)
Operating income	17,396,004	7,861,353	1,632,748	276,632	(1,455,200)	25,711,537

Other (expenses) income (4)	(23,388,925)	(2,191,957)	(4,503,584)	(177,018)	3,902,084	(26,359,400)

Net (loss) income for the segment	(5,992,921)	5,669,396	(2,870,836)	99,614	2,446,884	(647,863)
Share in the net (loss) income for the segment	(5,992,921)	5,669,396	(482,086)	157,748	-	(647,863)

2020	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	44,876,174	10,873,096	43,469,160	2,662,597	(44,359,948)	57,521,079
Cost of sales	(21,434,437)	(2,845,346)	(35,563,091)	(2,157,186)	36,618,615	(25,381,445)
Administrative and selling expenses	(3,857,347)	(629,549)	(9,485,941)	-	9,485,941	(4,486,896)
Other operating income	20,621,029	659,470	1,204,404	1,274	(1,205,678)	21,280,499
Other operating expenses	(486,902)	(195,408)	(324,241)	(7,620)	324,241	(689,930)
Impairment of property, plant and equipment and intangible assets	(6,062,276)	-	-	-	-	(6,062,276)
Operating income	33,656,241	7,862,263	(699,709)	499,065	863,171	42,181,031

Other (expenses) income (4)	(24,585,341)	(7,027,608)	(157,337)	(76,348)	168,029	(31,678,605)

Net income (loss) for the segment	9,070,900	834,655	(857,046)	422,717	1,031,200	10,502,426
Share in the net income (loss) for the segment	9,070,896	834,655	263,893	332,982	-	10,502,426

2019	Electric Power Generation from conventional sources	Electric Power Generation from re newable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	66,001,178	6,258,860	61,698,922	3,439,989	(63,502,117)	73,896,832
Cost of sales	(36,244,484)	(1,496,052)	(45,900,297)	(2,241,224)	46,927,452	(38,954,605)
Administrative and selling expenses	(4,856,894)	(554,564)	(8,067,130)	-	8,067,130	(5,411,458)
Other operating income	37,496,269	173,699	2,357,159	44,550	(2,357,159)	37,714,518
Other operating expenses	(28,105)	(520,801)	(77,596)	(7,476)	77,598	(556,380)
Impairment of property, plant and equipment and intangible assets	(9,050,812)	-	-	-	-	(9,050,812)
Operating income	53,317,152	3,861,142	10,011,058	1,235,839	(10,787,096)	57,638,095

Other (expenses) income (4)	(36,374,574)	(5,664,228)	(3,984,424)	(332,738)	6,515,304	(39,840,606)

Net income for the segment	16,942,578	(1,803,086)	6,026,634	903,101	(4,271,792)	17,797,435
Share in the net income for the segment	16,942,578	(1,803,086)	2,151,948	505,995	-	17,797,435

(1)	Includes information from associates.
(2)	Includes income (expenses) related to resale of gas transport and distribution capacity.
(3)	Includes adjustments and eliminations related to equity method investees.
(4)	Includes finance income and expenses, net allocated to each segment.

CENTRAL PUERTO S.A.

Major customers

During the years ended December 31, 2021, 2020 and 2019 revenues from CAMMESA amounted to 94%, 94% and 96%, respectively, from total Group revenues.

5. Revenues

	2021	2020	2019
	ARS 000	ARS 000	ARS 000

Revenues from Resolutions 440, 1, SEE 19, SGE Resolution 70/2018, and amendments	23,816,074	26,375,183	56,261,695
Sales under contracts	30,115,202	27,766,903	15,105,173
Steam sales	1,715,963	1,607,183	893,170
Resale of gas transport and distribution capacity	307,995	595,979	588,289
Revenues from CVO thermal plant management	1,124,105	1,175,831	1,048,505
	57,079,339	57,521,079	73,896,832

6. Operating expenses

6.1. Cost of sales

	2021	2020	2019
	ARS 000	ARS 000	ARS 000

Inventories at beginning of each year	2,207,300	1,647,569	934,386

Purchases and operating expenses for each year:
Purchases	6,174,758	5,510,012	21,349,001
Operating expenses (Note 6.2)	23,413,031	20,431,164	18,318,787
Transfers to property, plant and equipment, net	(403,609)	-	-
	29,184,180	25,941,176	39,667,788

Inventories at the end of each year	(1,828,892)	(2,207,300)	(1,647,569)
	29,562,588	25,381,445	38,954,605

6.2. Operating, administrative and selling expenses

	2021		2020		2019
Accounts	Operating expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	4,333,694	1,606,139	4,363,107	1,645,246	4,869,264	1,793,801
Other long-term employee benefits	205,817	43,936	157,574	33,947	141,432	14,364
Depreciation of property, plant and equipment	7,637,642	-	5,465,104	-	4,047,123	504
Amortization of intangible assets	3,073,753	-	3,523,429	-	2,920,414	-
Purchase of energy and power	192,977	-	216,503	-	192,451	-
Fees and compensation for services	1,401,161	1,512,603	1,417,559	1,201,032	875,922	1,524,904
Maintenance expenses	3,635,639	92,326	2,660,334	284,884	2,698,995	280,895
Consumption of materials and spare parts	1,152,038	-	773,063	-	969,451	-
Insurance	1,283,956	35,639	1,081,107	47,675	709,193	26,940
Levies and royalties	384,896	-	676,828	-	789,808	-
Taxes and assessments	89,104	341,073	77,810	533,853	69,807	412,622
Tax on bank account transactions	9,180	426,531	9,881	678,081	10,119	1,291,224
Others	13,174	93,376	8,865	62,178	24,808	66,204
Total	23,413,031	4,151,623	20,431,164	4,486,896	18,318,787	5,411,458

CENTRAL PUERTO S.A.

7. Other income and expenses

7.1. Other operating income

	2021		2020		2019
	ARS 000		ARS 000		ARS 000

Interest earned from customers	3,610,639	(1)	4,690,603	(1)	13,223,480	(1)
Foreign exchange difference, net	6,879,987	(2)	16,531,502	(2)	24,478,898	(2)
Recovery related to discount of tax credits	236,729		-		-
Income from sale of property, plant and equipment	105,174		-		-
Others	86,532		58,394		12,140
	10,919,061		21,280,499		37,714,518

(1)

Includes 910 and 48,673 related to receivables under FONINVEMEM I and II Agreements for the years ended December 31, 2020 and 2019, respectively. It also includes 1,826,268, 2,428,826 and 4,984,802 related to CVO receivables for the years ended December 31, 2021, 2020 and 2019, respectively.

(2)

Includes 30,683 and 925,840 related to receivables under FONINVEMEM I and II Agreements for the years ended December 31, 2020 and 2019, respectively. It also includes 7,062,079, 15,375,375 and 22,142,991 related to CVO receivables for the years ended December 31, 2021, 2020 and 2019.

7.2. Other operating expenses

	2021	2020	2019
	ARS 000	ARS 000	ARS 000

Net charge related to the provision for lawsuits and claims	(56,421)	(12,639)	(10,854)
Impairment of material and spare parts	(41,355)	(64,807)	(64,870)
Net charge related to the allowance for doubtful accounts	(710)	(3,710)	(19,865)
Trade and tax interests	(624,433)	(563,199)	-
Charge related to discount of tax credits	-	(45,575)	(460,067)
Others	(84,716)	-	(724)
	(807,635)	(689,930)	(556,380)

7.3. Finance income

	2021	2020	2019
	ARS 000	ARS 000	ARS 000

Interest earned	38,862	194,244	60,585
Net income on financial assets at fair value through profit or loss (1)	1,389,104	7,594,035	7,338,610
Interest rate swap income	514,681	-	-
	1,942,647	7,788,279	7,399,195

(1)	Net of 23,209, 36,717 and 197,346 corresponding to turnover tax for the years ended December 31, 2021, 2020 and 2019, respectively.

7.4. Finance expenses

	2021	2020	2019
	ARS 000	ARS 000	ARS 000

Interest on loans	(4,711,119)	(5,498,935)	(6,598,829)
Foreign exchange differences	(12,363,054)	(26,141,070)	(24,718,382)
Bank commissions for loans and others	(740,444)	(783,506)	(329,063)
Others	(588)	(1,232,152)	(1,078,186)
	(17,815,205)	(33,655,663)	(32,724,460)

CENTRAL PUERTO S.A.

8. Income tax

The major components of income tax during the years ended December 31, 2021, 2020 and 2019, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	2021	2020	2019
	ARS 000	ARS 000	ARS 000

Current income tax

Income tax charge for the year	(6,813,048)	(7,290,674)	(14,292,825)
Adjustment related to current income tax for the prior year	151,567	31,379	57,332

Deferred income tax

Related to the net variation in temporary differences	(1,606,881)	(465,860)	2,429,431
Income tax	(8,268,362)	(7,725,155)	(11,806,062)

Consolidated statement of comprehensive income

	2021	2020	2019
	ARS 000	ARS 000	ARS 000

Income tax for the year related to items charged or credited directly to equity

Deferred income tax income (expense)	(135)	(2,969)	23,761
Income tax credited charged to other comprehensive income	(135)	(2,969)	23,761

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the years ended December 31, 2021, 2020 and 2019, is as follows:

	2021	2020	2019
	ARS 000	ARS 000	ARS 000

Income before income tax	7,620,499	18,227,581	29,603,497

At statutory income tax rate (1)	(2,667,175)	(5,468,274)	(8,881,051)
Share of the profit of associates	16,462	(10,122)	359,947
Effect related to statutory income tax rate change (Note 22)	(4,318,480)	953,621	168,701
IFRIC 23 effect	14,676	29,861	131,004
Effect related to the discount of income tax payable	(138,822)	298,292	(1,151,294)
Adjustment related to current income tax for the prior year	151,568	31,379	57,332
Loss on net monetary position	(671,091)	(3,768,910)	(1,890,908)
Unrecognized tax-loss carryforwards	(1,203,604)	-	-
Business combination tax effects	-	-	(400,638)
Others	548,104	208,998	(199,153)
Income tax for the year	(8,268,362)	(7,725,155)	(11,806,060)

(1)	The statutory income tax rate used amounts to 35% as of December 31, 2021 and 30% as of December 31, 2020 and 2019.

CENTRAL PUERTO S.A.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income from continuing operations and statement of other comprehensive income
	12-31-2021	12-31-2020	2021	2020	2019
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	7,068	4,889	2,179	(2,486)	5,330
Other financial assets	(34,365)	(590)	(33,774)	565,365	(104,360)
Employee benefit liability	222,428	166,043	56,385	1,605	27,053
Provisions and others	(485,967)	(442,295)	(43,671)	(535,941)	58,799
Investments in associates	(2,082,588)	(1,632,384)	(450,204)	(58,707)	(253,651)
Property, plant and equipment - Material & spare parts - Intangible assets	(7,083,245)	(8,123,664)	1,040,419	1,277,501	1,606,827
Deferred tax income	(3,739,124)	(3,975,695)	236,571	352,040	1,429,476
Tax loss carry-forward	215,111	3,625,419	(3,410,309)	226,900	446,436
Tax inflation adjustment - Asset	179,936	282,203	(102,268)	(640,753)	922,957
Tax inflation adjustment - Liability	(2,242,370)	(3,340,026)	1,097,656	(1,654,353)	(1,685,675)
Deferred income tax (expense) income			(1,607,016)	(468,829)	2,453,192
Deferred income tax liabilities, net	(15,043,116)	(13,436,100)

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	2021	2020	2019
	ARS 000	ARS 000	ARS 000

Deferred income tax asset	131,556	148,496	-
Deferred income tax liability	(15,174,672)	(13,584,596)	(12,967,270)
Deferred income tax liability, net	(15,043,116)	(13,436,100)	(12,967,270)

As of December 31, 2021, the Group holds tax loss carry-forward in its subsidiaries for 4,047,543 that could be utilized against future taxable profit from such entities as described below:

	Expiration year
	2024	2025	2026	Total
	ARS 000	ARS 000	ARS 000	ARS 000

CP Achiras S.A.U.	182,649	171,773	-	354,422
CP La Castellana S.A.U.	-	25,197	-	25,197
CPR Energy Solutions S.A.U.	-	-	71	71
CP Manque S.A.U.	-	174	15	189
CP Los Olivos S.A.U.	-	134	87,702	87,836
Vientos La Genoveva I S.A.U.	-	140,959	-	140,959
CP Renovables S.A.	-	111,840	133,730	245,570
Proener S.A.U.	-	11,055	3,182,244	3,193,299
	182,649	461,132	3,403,762	4,047,543

As of December 31, 2021, the Group considered there is no certainty regarding the existence of future taxable income against which tax loss carry-forward for an amount of 3,438,323 can be applied. Therefore, the corresponding deferred tax asset has not been recognized.

CENTRAL PUERTO S.A.

9. Earnings per share

Earnings per share amounts are calculated by dividing net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares during the year, net number of treasury shares.

There are no transactions or items generating an effect of dilution.

The following reflects information on income and the number of shares used in the earnings per share computations:

	2021	2020	2019
	ARS 000	ARS 000	ARS 000

(Loss) income attributable to equity holders of the parent	(742,076)	10,402,779	18,101,481

Weighted average number of ordinary shares	1,505,170,408	1,505,170,408	1,505,170,408

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these consolidated financial statements that may produce a dilution effect.

10. Inventories

	2021	2020
	ARS 000	ARS 000

Non-current:

Materials and spare parts	674,502	1,244,825
Provision for obsolete inventory	(292,792)	(251,437)
	381,710	993,388

Current:

Materials and spare parts	1,426,845	1,183,215
Fuel oil	7,461	11,262
Diesel oil	12,876	19,435
	1,447,182	1,213,912

CENTRAL PUERTO S.A.

11. Property, plant and equipment

	Lands and buildings	Electric power facilities	Wind turbines	Gas turbines	Construction in progress	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Cost

01-01-2020	12,973,228	90,372,945	20,253,980	9,993,321	46,805,569	5,031,295	185,430,338
Additions	7,796	157,259	-	-	16,941,084	180,187	17,286,326
Transfers	1,823,102	15,019,868	14,765,269	(6,139,803)	(32,494,200)	804,270	(6,221,494	)(2)
Disposals	-	-	-	-	-	(2,337)	(2,337)
12-31-2020	14,804,126	105,550,072	35,019,249	3,853,518	31,252,453	6,013,415	196,492,833

Additions	5,018	-	-	1,448	5,071,193	120,019	5,197,678
Transfers	81,573	25,121,977	11,197	-	(24,822,247)	8,447	400,947	(1)
Disposals	-	(357,042)	-	-	-	(116,520)	(473,562)
12-31-2021	14,890,717	130,315,007	35,030,446	3,854,966	11,501,399	6,025,361	201,617,896

	Lands and buildings	Electric power facilities	Wind turbines	Gas turbines	Construction in progress	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Depreciation and impairment

01-01-2020	1,809,337	57,000,312	920,302	2,559,707	2,288,413	4,344,536	68,922,607
Depreciation for the year	337,652	3,599,017	1,370,293	-	-	158,142	5,465,104
Disposals and impairment	49,116	1,527,895	-	2,264,405	1,295,446	20,966	5,157,828
Transfers	-	-	-	(2,578,409)	-	-	(2,578,409	)(3)
12-31-2020	2,196,105	62,127,224	2,290,595	2,245,703	3,583,859	4,523,644	76,967,130

Depreciation for the year	432,194	5,206,418	1,762,427	-	-	236,603	7,637,642
Disposals and impairment	668,692	3,784,059	-	-	2,003,176	(66,129)	6,389,798
12-31-2021	3,296,991	71,117,701	4,053,022	2,245,703	5,587,035	4,694,118	90,994,570

Net book value:
12-31-2021	11,593,726	59,197,306	30,977,424	1,609,263	5,914,364	1,331,243	110,623,326
12-31-2020	12,608,021	43,422,848	32,728,654	1,607,815	27,668,594	1,489,771	119,525,703

(1)	Includes (2,662) transferred to intangible assets related to electrical substation that was transferred to electric energy transport companies and 403,609 transferred from item "Inventories".
(2)

Includes 81,691 transferred to intangible assets related to transmission lines and electrical substation that were transferred to electric energy transport companies and 6,139,803 transferred to item "property, plant and equipment available for sale".

(3)	Transferred to item "property, plant and equipment available for sale".

CENTRAL PUERTO S.A.

12. Intangible assets

	Concession right	Transmission lines and electrical substations for wind farms		Turbogas and turbosteam supply agreements for thermal station Brigadier López	Total
	ARS 000	ARS 000		ARS 000	ARS 000
Cost

01-01-2020	24,988,058	1,954,741		12,523,507	39,466,306
Transfers	-	81,691	(1)	-	81,691
12-31-2020	24,988,058	2,036,432		12,523,507	39,547,997

Transfers	-	2,662	(1)	-	2,662
12-31-2021	24,988,058	2,039,094		12,523,507	39,550,659

Amortization and impairment

01-01-2020	20,820,686	159,450		3,960,333	24,940,469
Amortization for the year	1,041,843	101,096		2,380,490	3,523,429
Impairment	-	-		904,448	904,448
12-31-2020	21,862,529	260,546		7,245,271	29,368,346

Amortization for the year	1,041,843	102,051		1,929,859	3,073,753
Impairment	-	-		1,068,972	1,068,972
12-31-2021	22,904,372	362,597		10,244,102	33,511,071

Net book value

12-31-2020	3,125,529	1,775,886		5,278,236	10,179,651
12-31-2021	2,083,686	1,676,497		2,279,405	6,039,588

(1)	Transferred from property, plant and equipment. See below.

Concession right of Piedra del Águila hydroelectric power plant

Includes the amounts paid as consideration for rights relating to the concession of Piedra del Águila hydroelectric power plant awarded by the Argentine government for a 30-year term, until December 28, 2023. The Group amortizes such intangible asset based on straight-line basis over the remaining life of the concession agreement.

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

Concession end date: December 28, 2023;

IFRIC 12 accounting model: Intangible asset.

Fees and royalties: the Intergovernmental Basin Authority is entitled to a fee of 2.5% of the plant’s revenues, and the provinces of Rio Negro and Neuquén are entitled to royalties of 12% of such revenues. For the years ended December 31, 2021, 2020 and 2019, the fees and royalties amounted 384,896, 555,144 and 497,676, respectively and they were shown in operating expenses in the consolidated statement of income.

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

Electrical substation of wind farms La Genoveva and La Genoveva II

The Group finished the construction of wind farm La Genoveva II, whereby the Group agreed to build the electrical substation that feeds the connection of the wind farm to the SADI, a part of which were given to the company transporting the energy; therefore, such company is in charge of the maintenance of such transferred installations. Consequently, the Group recognized an intangible asset for the works related to the construction of the described equipments.

Turbogas and turbosteam supply agreements for Thermal Station Brigadier López

During fiscal year 2019, as a result of the business combination related to the acquisition of Thermal Station Brigadier Lopez, the Group recognized an intangible asset related to turbogas and turbosteam supply agreements entered into with CAMMESA regarding Thermal Station Brigadier López.

13. Financial assets and liabilities

13.1. Trade and other receivables

	12-31-2021	12-31-2020
	ARS 000	ARS 000
Non-current:

Trade receivables - CAMMESA	30,045,173	44,102,568
Receivables from shareholders	382,678	274,288
Guarantee deposits	43	65
	30,427,894	44,376,921
Current:

Trade receivables - CAMMESA	16,329,176	21,166,212
Trade receivables - YPF SA and YPF Energía Eléctrica SA	267,828	399,466
Trade receivables - Large users	1,387,877	1,770,049
Receivables from associates and other related parties	50	72
Other receivables	4,783,204	4,964,181
	22,768,135	28,299,980

Allowance for doubtful accounts - Note 13.1.1.	(14,796)	(20,931)
	22,753,339	28,279,049

CENTRAL PUERTO S.A.

For the terms and conditions of receivables from related parties, refer to Note 18.

Trade receivables from CAMMESA accrue interest, once they become due.

The Company accrues interests on CVO receivables since the Commercial Approval date and according to the rate agreed in the CVO agreement, as described in Note 1.2.a).

Trade receivables related to YPF and large users accrue interest as stipulated in each individual agreement. The average collection term is generally from 30 to 90 days.

FONINVEMEM I and II

During the years ended December 31, 2020 and 2019 collections of these receivables amounted to 506,116 and 2,314,100, respectively.

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

During the years ended December 31, 2021, 2020 and 2019, collections of CVO receivables amounted to 8,195,688, 9,506,985 and 17,356,766, respectively.

The information on the Group’s objectives and credit risk management policies is included in Note 19.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	<90 days	90-180 days	180-270 days	270-360 days	>360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

12-31-2021	53,181,233	51,985,120	1,169,947	105	-	-	26,061

13.1.1. Allowance for doubtful accounts

	12-31-2021						12-31-2020
Item	At beginning	Increases	Decreases		Recoveries	At end	At end

Allowance for doubtful accounts - Trade and other receivables	20,931	7,127	(6,845	)(1)	(6,417)	14,796	20,931
Total 12-31-2021	20,931	7,127	(6,845	)(1)	(6,417)	14,796
Total 12-31-2020	25,785	17,458	(8,564)		(13,748)		20,931

(1)	Income (loss) on net monetary position.

CENTRAL PUERTO S.A.

13.2. Trade and other payables

	12-31-2021	12-31-2020
	ARS 000	ARS 000

Current:

Trade and other payables	2,650,134	3,620,276
Insurance payable	-	179,361
Payables to associates and other related parties	71,428	42,576
	2,721,562	3,842,213

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 19.

For the terms and conditions of payables to related parties, refer to Note 18.

13.3. Loans and borrowings

	12-31-2021	12-31-2020
	ARS 000	ARS 000
Non-current

Long-term loans for project financing (Notes 13.3.1, 13.3.2, 13.3.3, 13.3.4, 13.3.5, 13.3.6 and 13.3.7)	32,463,324	40,687,306
Corporate bonds (Note 13.3.8)	3,378,503	4,448,244
Derivative financial liabilities not designated as hedging instrument - Interest rate swap	340,416	1,422,196
	36,182,243	46,557,746

Current

Long-term loans for project financing (Notes 13.3.1,13.3.2, 13.3.3, 13.3.4, 13.3.5, 13.3.6 and 13.3.7)	6,300,826	26,680,479
Corporate bonds (Note 13.3.8)	-	1,700,477
Derivative financial liabilities not designated as hedging instrument - Stock options	311,961	436,184
Derivative financial liabilities not designated as hedging instrument - Interest rate swap	197,957	-
Bank and investment accounts overdrafts	3,659	1,559,050
	6,814,403	30,376,190

13.3.1 Loans from the IIC-IFC Facility

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

CENTRAL PUERTO S.A.

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

As of December 31, 2021, the Group has met the requirements described in (i) and (ii) above.

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana and CP Achiras as follows: (i) until each project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of the CP La Castellana and CP Achiras; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras. In addition, (ii) after each project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP La Castellana, CP Achiras and CP Renovables; and (y) control of each of CP La Castellana, CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana and CP Achiras. As of December 31, 2021, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at December 31, 2021 and 2020, there are trade receivables with specific assignment for the amount of 3,490,299 and 4,214,260, respectively.

As of December 31, 2021 and 2020, the balance of these loans amounts to 11,791,706 and 16,111,904, respectively.

13.3.2 Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo project described in Note 20.7.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15% and it is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of (a) as at December 31, 2021 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As at December 31, 2021, the Company has complied with that requirement.

During 2019 the disbursements for this loan were fully received for a total amount of USD 55.2 million.

As at December 31, 2021 and 2020, the balance of this loan amounts to 3,692,829 and 5,292,783, respectively.

13.3.3 Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López.

CENTRAL PUERTO S.A.

Pursuant to the agreement, this loan accrues an adjustable interest rate based on LIBOR plus a margin.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of USD 500 million. As at December 31, 2021, the Company has complied with such obligations.

On June 14, 2019 the loan funds were fully disbursed.

As mentioned in Note 22, on September 15, 2020, BCRA issued Communication “A” 7106, which established certain access restrictions to the foreign exchange market for the repayment of the financial debt in which it allows payment of up to 40% of installments higher than USD 1 million becoming due between October 15, 2020 and March 31, 2021, establishing that a refinancing plan should be submitted for the outstanding amounts, which shall fulfill certain conditions established in the regulation, such as that repayment must have an average life higher than 2 years. This way, the loan installments becoming due between December 2020 and March 2021 were under the scope of the provisions of such regulation.

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

On June 15, 2021, the Company signed a new amendment, in accordance with Communication “A” 7230 issued by BCRA, as described in Note 22, which changed the amortization schedule, rescheduling 60% of installments, whose original maturity date operated in June, September and December 2021, and extending the loan’s final term up to January 2024. The schedule in force, which includes this amendment and the one dated December 22, 2020, foresees monthly amortizations until January 2022, one amortization in June 2023 for the amount of USD 34.128 million and the last amortization in January 2024 for the amount of USD 55.1 million. Moreover, the financial commitments and obligations undertaken in the first amendment are kept.

This new amendment also implied a 125 basic-point increase in the applicable interest rate as from June 12, 2021 and the dividend payment restriction was maintained until 2021, as well as the USD 25 million limitation for 2022. During 2023, the highest dividend payment allowed is USD 20 million.

As of the date of these financial statements, all payments established in the schedule resulting from the amendments subscribed have been made.

As at December 31, 2021 and 2020, the balance of the loan amounts to 9,210,848 and 20,861,406, respectively.

13.3.4 Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

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

CENTRAL PUERTO S.A.

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

As of December 31, 2021, the Group has met the requirements described in (i) and (ii) above.

Under the subscribed trust guarantee agreement, as at December 31, 2021 and 2020, there are trade receivables with specific assignment for the amounts of 381,792 and 117,674, respectively.

On November 22, 2019 the loan funds were fully disbursed. As at December 31, 2021 and 2020, the balance of the loan amounts to 7,098,081 and 9,256,361, respectively.

13.3.5 Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U.

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

Pursuant to the Collateral, among other obligations, CPSA has agreed to maintain a debt ratio of no more than 3.75:1.00 until the date of completion of the project. In addition, CPSA, under certain conditions, agreed to make capital contributions, directly or indirectly, to subsidiary CPR Energy Solutions S.A.U. Moreover, CPSA has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over CPR Energy Solutions S.A.U. As of September 3, 2021, CPR Energy Solutions S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Collateral posted by the Company was released and CPSA is not subject any more to the obligations previously described.

On May 24, 2019 the loan funds were fully disbursed. As at December 31, 2021 and 2020, the balance of this loan amounts to 942,876 and 1,379,566, respectively.

13.3.6 Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95% and it is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what happens first), guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

CENTRAL PUERTO S.A.

Pursuant to the Collateral, among other obligations, CPSA has agreed, until the project termination date, to maintain a debt ratio of no more than 3.75:1.00. Moreover, CPSA, under certain conditions, agreed to make capital contributions to subsidiary Vientos La Genoveva II S.A.U. Moreover, CPSA has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over Vientos La Genoveva II S.A.U. As of September 3, 2021, Vientos La Genoveva II S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Collateral posted by the Company was released and CPSA is not subject any more to the obligations previously described.

On July 23, 2019, the loan funds were fully disbursed. As of December 31, 2021 and 2020, the balance of this loan amounts to 2,732,657 and 4,092,314, respectively.

13.3.7 Financial trust corresponding to Thermal Station Brigadier López

Within the framework of the acquisition of Thermal Station Brigadier López, the Company assumed the capacity of trustor in the financial trust previously entered into by Integración Energética Argentina S.A., which was the previous owner of the thermal station. The financial debt balance at the transfer date of the thermal station was USD 154,662,725.

According to the provisions of the trust agreement, the financial debt accrues an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is higher, and it is monthly amortizable. As of December 31, 2021, 8 installments are to be amortized and the financial debt balance amounts to 3,295,153. As of December 31, 2020, the balance of this loan amounted to 10,373,450.

Under the subscribed trust guarantee agreement, as at December 31, 2021 and 2020, there are trade receivables with specific assignment for the amounts of 884,757 and 595,777, respectively.

As of the date of these financial statements, this loan has been paid in full.

13.3.8 CP Manque S.AU. and CP Los Olivos S.A.U. Program of Corporate Bonds

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

Within the framework of the mentioned program, on September 2, 2020, Corporate Bonds Class I were issued for an amount of USD 35,160,000 at a fix 0% interest rate expiring on September 2, 2023; and Corporate Bonds Class II were issued for 1,109,925 at a variable interest rate equivalent to BADLAR, plus an applicable margin of 0.97% expiring on September 2, 2021. After such maturity date, Corporate Bonds Class II were fully paid.

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

13.3.9 CPSA Notes Program

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

CENTRAL PUERTO S.A.

The information on the Group’s objectives and financial risk management policies is included in Note 19.

13.4. Changes in liabilities arising from financing activities

	01-01-2021	Payments	Non-cash transactions	Disbursements	Other	12-31-2021
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Non-current liabilities

Loans and borrowings	46,557,746	-	(20,933,241)	-	10,557,738	36,182,243

Current liabilities

Loans and borrowings	30,376,190	(20,287,515)	(5,034,969)	195,259	1,565,438	6,814,403

	01-01-2020	Payments	Non-cash transactions	Disbursements	Other	12-31-2020
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Non-current liabilities

Loans and borrowings	63,060,153	-	(31,371,546)	4,304,831	10,564,308	46,557,746

Current liabilities

Other loans and borrowings	16,492,633	(9,508,076)	(14,051,705)	1,836,439	35,606,899	30,376,190

The “Non-cash transactions” column includes the income (loss) for exposure to change in purchasing power of currency (Income (loss) on net monetary position), which amounted to 25,968,210 and 45,423,251 as of December 31, 2021 and 2020, respectively. The “Other” column includes the effect of reclassification of non- current portion to current due to the passage of time, the foreign exchange movement and the effect of accrued but not yet paid interest. The Group classifies interest paid as cash flows from financing activities.

13.5. Quantitative and qualitative information on fair values

Information on the fair value of financial assets and liabilities by category

The following tables is a comparison by category of the carrying amounts and the relevant fair values of financial assets and liabilities.

	Carrying amount		Fair value
	12-31-2021	12-31-2020	12-31-2021	12-31-2020
	ARS 000	ARS 000	ARS 000	ARS 000
Financial assets

Trade and other receivables	53,181,233	72,655,970	53,181,233	72,655,970
Other financial assets	19,839,795	21,247,011	19,839,795	21,247,011
Cash and cash equivalents	281,728	420,668	281,728	420,668
Total	73,302,756	94,323,649	73,302,756	94,323,649

Financial liabilities

Loans and borrowings	42,996,646	76,933,936	42,996,646	76,933,936
Total	42,996,646	76,933,936	42,996,646	76,933,936

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

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, as described in Note 2.2.2, the Company’s financial assets, that were measured at fair value on recurring basis as of December 31, 2021 and 2020:

	Fair value measurement using:
12-31-2021	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	851,698	851,698	-	-
Public debt securities	18,221,831	18,221,831	-	-
Stocks and corporate bonds	766,266	766,266	-	-
Total financial assets measured at fair value	19,839,795	19,839,795	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments:
Interest rate swap	538,373	-	538,373	-
Stock options	311,961	311,961	-	-
Total financial liabilities measured at fair value	850,334	311,961	538,373	-

	Fair value measurement using:
12-31-2020	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	1,191,369	1,191,369	-	-
Public debt securities	18,334,487	18,334,487	-	-
Stocks and corporate bonds	1,721,155	1,721,155	-	-
Total financial assets measured at fair value	21,247,011	21,247,011	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments:
Interest rate swap	1,422,196	-	1,422,196	-
Stock options	436,184	436,184	-	-
Total financial liabilities measured at fair value	1,858,380	436,184	1,422,196	-

CENTRAL PUERTO S.A.

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 19.

13.6. Other financial assets

	12-31-2021		12-31-2020
	Book value		Book value
	ARS 000		ARS 000
CURRENT ASSETS

Financial assets at fair value through profit or loss

Public debt securities	18,221,831		18,334,488
Mutual funds	851,698		1,191,369
Stocks and corporate bonds	766,266		1,721,154
	19,839,795		21,247,011
NON-CURRENT ASSETS

Financial assets at amortized cost

Unquoted shares:

- TSM	22,346		-
- TMB	12,531		-
	34,877	(1)	-

(1)	See Note 1.2.a).

The information on the objectives and financial risk management policies is included in Note 19.

13.7. Financial assets and liabilities in foreign currency

	12-31-2021					12-31-2020
Account	Currency and amount (in thousands)		Effective exchange rate (1)		Book value	Currency and amount (in thousands)		Book value
					ARS 000			ARS 000
NON-CURRENT ASSETS

Trade and other receivables	USD	292,408	102.75	(2)	30,044,932	USD	347,214	44,102,202
					30,044,932			44,102,202

CURRENT ASSETS

Cash and cash equivalents	USD	2,745	102.52		281,417	USD	3,016	382,174
	EUR	2	115.89		232	EUR	2	311
Other financial assets	USD	94,859	102.52		9,724,902	USD	32,679	4,140,937
	-	-	-		-	EUR	2,211	343,990
Trade and other receivables	USD	74,032	102.75	(2)	7,606,789	USD	67,034	8,514,486
	USD	32,542	102.52		3,336,206	USD	16,313	2,067,109
					20,949,546			15,449,007
					50,994,478			59,551,209

NON-CURRENT LIABILITIES

Loans and borrowings	USD	368,241	102.72		37,825,716	USD	376,638	47,839,574
					37,825,716			47,839,574

CURRENT LIABILITIES

Loans and borrowings	USD	65,894	102.72		6,768,632	USD	215,618	27,387,235
Trade and other payables	USD	8,277	102.72		850,213	USD	19,192	2,437,718
	EUR	68	116.37		7,913	EUR	121	18,908
					7,626,758			29,843,861
					45,452,474			77,683,435

USD: US dollar. EUR: Euro.

(1)	At the exchange rate prevailing as of December 31, 2021 as per Banco de la Nación Argentina.
(2)	At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of December 31, 2021 as per the Argentine Central Bank.

CENTRAL PUERTO S.A.

14. Non-financial assets and liabilities

14.1. Other non-financial assets

	12-31-2021	12-31-2020
	ARS 000	ARS 000
Non-current:

Tax credits	62,648	432,172
Income tax credits	277,067	291,743
Prepayments to vendors	4,511	6,809
	344,226	730,724

Current:

Upfront payments of inventories purchases	73,361	178,664
Prepayment insurance	1,144,494	176,076
Tax credits	1,085,901	949,785
Other	49,536	54,492
	2,353,292	1,359,017

14.2. Other non-financial liabilities

	12-31-2021	12-31-2020
	ARS 000	ARS 000
Non-current:

VAT payable	5,220,955	7,663,981
Tax on bank account transactions payable	196,041	266,948
	5,416,996	7,930,929

Current:

VAT payable	3,029,875	2,832,205
Turnover tax payable	30,237	81,275
Income tax withholdings payable	57,982	60,052
Concession fees and royalties	43,447	94,969
Tax on bank account transactions payable	161,580	326,007
Other	34,511	3,487
	3,357,632	3,397,995

14.3. Compensation and employee benefits liabilities

	12-31-2021	12-31-2020
	ARS 000	ARS 000
Non-current:

Employee long-term benefits	341,835	474,880

Current:

Employee long-term benefits	129,593	-
Vacation and statutory bonus	630,962	623,845
Contributions payable	194,114	194,777
Bonus accrual	620,156	671,793
Other	57,357	47,558
	1,632,182	1,537,973

CENTRAL PUERTO S.A.

The following tables summarize the components of net benefit expense recognized in the consolidated statement of income as long-term employee benefit plans and the changes in the long-term employee benefit liabilities recognized in the consolidated statement of financial position.

	12-31-2021	12-31-2020
	ARS 000	ARS 000
Benefit plan expenses

Cost of interest	35,443	34,711
Cost of service for the current year	206,695	150,484
Expense recognized during the year	242,138	185,195

Defined benefit obligation at beginning of year	474,880	471,152

Cost of interest	180,089	133,155
Cost of service for the current year	30,880	30,712
Actuarial gains	(387)	(11,277)
Benefits paid	(53,767)	(23,787)
Decrease due to gain on net monetary position	(160,267)	(125,075)
Defined benefit obligation at end of year	471,428	474,880

The main key assumptions used to determine the obligations as of year-end are as follows:

Main key assumptions used	2021	2020

Discount rate	5.50%	5.50%

Increase in the real annual salary	2.00%	2.00%

Turn over of participants	0.73%	0.73%

A one percentage point change in the discount rate applied would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2021 year-end	(36,376)	42,671
Effect on the benefit obligation as of the 2020 year-end	(37,364)	43,932

A one percentage point change in the annual salary assumed would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2021 year-end	39,692	(34,463)
Effect on the benefit obligation as of the 2020 year-end	40,928	(35,452)

As of December 31, 2021 and 2020, the Group had no assets in connection with employee benefit plans.

15. Cash and cash equivalents

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flow, cash and short-term deposits comprise the following items:

	12-31-2021	12-31-2020
	ARS 000	ARS 000

Cash at banks and on hand	281,728	420,671

CENTRAL PUERTO S.A.

Bank balances accrue interest at variable rates based on the bank deposits daily rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective fixed short-term deposit rates.

16. Equity reserves and dividends

Pursuant to the Argentine Companies Act (Ley General de Sociedades) and the bylaws, 5% of the income for the year must be allocated to the legal reserve until such reserve reaches 20% of the capital stock.

On April 30, 2019, the Shareholders’ Meeting of the Company approved i) to restore the legal reserve balance to its value prior to the absorption of the accumulated negative earnings resulting from the inflation-adjustment, which had been carried out according to the terms of RG no. 777/18 of the CNV for an amount of 4,888,133, ii) to increase the legal reserve in the amount of 3,676,170 and iii) to allocate the remaining unappropriated earnings as of December 31, 2018 to increase the voluntary reserve by 42,840,965 in order to increase the solvency of the Company.

On November 22, 2019, the Shareholders’ Meeting of the Company decided to partially deallocate the voluntary reserve and to destine the deallocated amount to the distribution of a cash dividend for an amount equivalent to ARS 0.71 per share (nominal value), which was paid on December 5, 2019.

On April 30, 2020, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 905,073 and to allocate the remaining unappropriated earnings as of December 31, 2019 to increase the voluntary reserve by 18,698,031.

On April 30, 2021, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 520,139 and to allocate the remaining unappropriated earnings as of December 31, 2020 to increase the voluntary reserve by 9,882,639.

Within the framework of the amendment to the loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC -described in Note 13.3.3-, there is a restriction for the payment of dividends until 80% of the loan’s principal and interests are paid. Thus, during 2021 no dividends could be paid while during 2022 and 2023 dividends can be paid up to USD 25 million and USD 20 million, respectively.

17. Provisions

	2021						2020
Item	At beginning	Increases	Decreases		Recoveries	At end	At end
	ARS 000	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000

Current

Provision for lawsuits and claims	52,609	70,968	(19,344	) (1)	(14,547)	89,686	52,609
Total 2021	52,609	70,968	(19,344)		(14,547)	89,686
Total 2020	56,420	15,505	(16,450	) (1)	(2,866)		52,609

Non-current

Provision for wind farms dismantling	68,532	2,776	(23,129	) (1)	-	48,179	68,532
12-31-2021	68,532	2,776	(23,129)		-	48,179
12-31-2020	18,886	54,422	(4,776	) (1)	-		68,532

(1)	Relates to the effect of the inflation for the year.

CENTRAL PUERTO S.A.

18. Information on related parties

The following table provides the transactions performed for the years ended December 31, 2021, 2020 and 2019, and the accounts payable to/receivable from related parties as of December 31, 2021 and 2020:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:

Termoeléctrica José de San Martín S.A.	12-31-2021	577	-	50	-
	12-31-2020	853	-	72	-
	12-31-2019	972	-	552	-

Distribuidora de Gas Cuyana S.A. (1)	12-31-2021	-	558,323	-	70,880
	12-31-2020	-	559,883	-	41,749
	12-31-2019	-	891,310	-	39,652

Energía Sudamericana S.A.	12-31-2021	-	-	-	548
	12-31-2020	-	-	-	827
	12-31-2019	-	-	-	1,126

Related companies:

RMPE Asociados S.A. (2)	12-31-2021	297	848,040	-	-
	12-31-2020	383	821,746	-	-
	12-31-2019	365	738,296	-	-

Coyserv S.A.	12-31-2021	-	-	-	-
	12-31-2020	-	4,466	-	-
	12-31-2019	-	63,574	1,125	308
Total	12-31-2021	874	1,406,363	50	71,428
	12-31-2020	1,236	1,386,095	72	42,576
	12-31-2019	1,337	1,693,180	1,677	41,086

(1)	Acquisition of natural gas for our thermal station located in Mendoza province. The purchase price is set according to current regulation of the natural gas market.

(2)

Administrative, financial, commercial, human resources and general management services rendered under the terms of the management assistance agreement. The management assistance fee is calculated as a percentage of revenues.

Balances and transactions with shareholders

As at December 31, 2021 and 2020, there is a balance of 382,678 and 274,288 due from shareholders, corresponding to the tax on personal goods paid by the Company as a substitute taxpayer.

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

This transaction was accounted for as a transaction with non-controlling interest in accordance with IFRS 10. Consequently, the difference of 2,967,736 between the book value of the non-controlling interest at the transaction date and the fair value of the consideration paid was directly recognized in equity and attributed to holders of the parent.

This way, the Group´s consolidated interest in the subsidiary CP Renovables S.A. amounts to 100% of the capital stock as at December 31, 2021 and 2020.

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

CENTRAL PUERTO S.A.

For the years ended December 31, 2021, 2020 and 2019, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

19. Financial risk management objectives and policies

–	Interest rate risk

Interest rate variations affect the value of assets and liabilities accruing a fixed interest rate, as well as the flow of financial assets and liabilities with floating interest rates.

The Company´s risk administration policy is defined for the purposes of reducing the effect of the purchasing power loss. Net monetary positions during first part of year 2021 were liabilities. Therefore, the Company was not exposed to the purchasing power loss risk. Since last quarter of fiscal year 2021 net monetary positions have been assets; hence, during such period the Company sought to mitigate the risk by implementing adjustment mechanisms through interest and exchange differences. On the other hand, during most of 2020, net monetary positions were liabilities; therefore, the Company was not exposed to the purchasing power loss risk. During 2021, item "Gain / (loss) on net monetary position” registered a net loss due to inflation-exposure of monetary items; while in 2020, item "Gain (loss) on net monetary position" registered a net income due to inflation-exposure of monetary items.

Interest rate sensitivity

The following table shows the sensitivity of income before income tax for the year ended December 31, 2021, to a reasonably possible change in interest rates over the portion of loans bearing interest at a variable interest rate, with all other variables held constant:

Increase in percentage	Effect on income before income tax (Loss)
ARS 000

5%	(1,974,646)

–	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to the foreign currency risk at an ARS/USD ratio, mainly due to its operating activities, the investment projects defined by the Company and the financial debt related to the bank loans mentioned in Note 13.3. The Company does not use derivative financial instruments to hedge such risk. However, as of December 31, 2021, the Company has receivables, other financial assets and cash and short-term deposits in foreign currency for USD 496,588 thousands, which exceed existing liabilities in foreign currency amounting to USD 442,487 thousands as of such date.

Foreign currency sensitivity

The following table shows the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of income before income tax as of December 31, 2021 (due to changes in the fair value of monetary assets and liabilities).

Change in USD rate	Effect on income before income tax (Income)
ARS 000

10%	554,646

CENTRAL PUERTO S.A.

–	Price risk

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

The Finance Department is in charge of managing customer credit risk subject to policies, procedures and controls relating to the Group’s credit risk management. Customer receivables are regularly monitored. Although the Group has received no guarantees, it is entitled to request interruption of electric power flow if customers fail to comply with their credit obligations. In regard to credit concentration, see Note 13.1. The need to book impairment is analyzed at the end of each reporting period on an individual basis for major clients. The allowance recorded as of December 31, 2021, is deemed sufficient to cover the potential impairment in the value of trade receivables.

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

The table below summarizes the maturity profile of the Company’s financial liabilities.

	Less than 3 months	3 to 12 months	More than a year	Total
	ARS 000	ARS 000	ARS 000	ARS 000

12-31-2021
Loans and borrowings	311,961	6,502,442	36,182,243	42,996,646
Trade and other payables	2,721,562	-	-	2,721,562
	3,033,523	6,502,442	36,182,243	45,718,208
12-31-2020
Loans and borrowings	6,807,951	23,568,239	46,557,746	76,933,936
Trade and other payables	3,842,213	-	-	3,842,213
	10,650,164	23,568,239	46,557,746	80,776,149

CENTRAL PUERTO S.A.

Guarantees

In connection with the concession right agreement described in Note 12, the Group granted a bank security to provide performance assurance of its obligations in the amount of 2,786.

On March 19, 2009, the Group entered into a pledge agreement with the former Secretariat of Energy to secure its obligations in favor of FONINVEMEM trusts by virtue of the operation and maintenance agreement of the José de San Martín and Manuel Belgrano power stations, by which it pledged as a collateral 100% of the shares in TSM and TMB.

Likewise, the Group entered into various guarantee agreements to provide performance assurance of its obligations arising from the agreements described in Notes 1.2.a), 13.3.1, 13.3.3, 13.3.4, 13.3.8, 13.3.9 and 20.6.

20. Contracts, acquisitions and agreements

20.1. Maintenance and service contracts

The Group entered into long-term service agreements executed with leading global companies in the construction and maintenance of thermal generation plants, such as (i) General Electric, which is in charge of the maintenance of the Nuevo Puerto Combined Cycle plant, and part of the Mendoza based units, and (ii) Siemens, which is in charge of the maintenance of the combined cycle unit based in Mendoza site, the Thermal Station Brigadier López and Luján de Cuyo and Terminal 6 San Lorenzo cogeneration units.

Under long-term service agreements, suppliers provide materials, spare parts, labor and on-site engineering guidance in connection with scheduled maintenance activities, in accordance with the applicable technical recommendations.

20.2. Agreement for supplying electricity and steam to YPF

As from January 1999 and for a 20-year term, our Luján de Cuyo plant supplies 150 tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam supply agreement. Under this agreement YPF supplies the Luján de Cuyo plant with the fuel and water needed for operation of the plant.

On February 8, 2018, we signed an agreement to extend the aforementioned agreement with YPF for a period of up to 24 months or up to the start of commercial operation of the new Luján de Cuyo co-generation unit, which is described in Note 20.7, whatever occurs first. This way, this agreement was valid up to September 24, 2019 since the new cogeneration commenced supplying steam to YPF on September 25, 2019, the new steam agreement entering into force on October 5, 2019.

20.3. Acquisition of Siemens gas turbine

On December 18, 2014, the Company acquired from Siemens a gas turbine for electric power generation composed by a turbine and a generator with 286 MW output power, and the proper ancillary equipment and maintenance and assistance services. This equipment was used in the cogeneration project called "Terminal 6 San Lorenzo", which is described in Note 20.7.

20.4. Acquisition of General Electric gas turbine

On March 13th, 2015, the Company acquired a gas turbine from General Electric and hired their specialized technical support services. The unit is a gas turbine with 373 MW output power.

20.5. Acquisition of two Siemens gas turbines

On May 27th, 2016, the Company acquired from Siemens two gas turbines for electric power generation composed by a turbine and a generator with 298 MW output power, and the proper ancillary equipment and maintenance and assistance services.

CENTRAL PUERTO S.A.

During September 2021, the Company sold such equipment to UNIPER KRAFTWERKE GMBH and UNIPER HUNGARY Kft. for the amount of USD 33,750,000.

20.6. Renewable Energy generation farms

In 2017 the Group entered into a power purchase agreement with CAMMESA for La Castellana and Achiras wind farms for a 20-year term as from the launch of the commercial operations. Likewise, during 2018 the Group entered into a power purchase agreement with CAMMESA for La Genoveva wind farm for a 20-year term as from the launch of the commercial operations.

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

Regarding wind farm Manque, the Group entered into a power purchase agreement with Cervecería y Maltería Quilmes SAICAyG (“Quilmes”) for the wind farm Manque for a 20-year term as from the launch of the commercial operations and for an estimated volume of 235 GWh per year.

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

Moreover, the Group has entered into agreements with Vestas Argentina S.A. for the operation and maintenance of La Genoveva I, La Genoveva II, La Castellana II, Manque and Los Olivos wind farms for a 5- year term.

20.7. Awarding of co-generation projects

On September 25, 2017, the Company was awarded through Resolution SEE 820/2017 with two co-generation projects called “Terminal 6 San Lorenzo” with a capacity of 330 MW and Luján de Cuyo (within our Luján de Cuyo plant) with a capacity of 93 MW.

On January 4, 2018, the Company entered into power purchase agreements with CAMMESA for each of the mentioned projects for a 15-year term as from the launch of commercial operations. The Group has posted a guarantee for the fulfillment of the “Terminal 6 San Lorenzo” cogeneration project.

On December 15, 2017, we executed a new steam supply contract with YPF for a 15-year term that began when the new co-generation unit at our Luján de Cuyo plant started operations.

Also, on December 27, 2017, we entered into a steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term counted as from the commencement of the cogeneration unit’s commercial operations.

CENTRAL PUERTO S.A.

On October 5, 2019, the commercial operation of the new cogeneration unit Luján de Cuyo started. On November 21, 2020, the open cycle commercial operation of cogeneration unit Terminal 6 San Lorenzo started, while on August 15, 2021, the power station launched operations at combined cycle. On October 31, 2021, commencement of the cogeneration unit’s commercial operations was completed as the steam supply agreement commenced.

20.8. Purchase of natural gas for generation

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

20.9. Acquisition of Thermal Station Brigadier López

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

21. Tax integral inflation adjustment

Pursuant to current income tax law, to determine the amount of taxable net profits for fiscal years commencing January 1, 2019, the inflation adjustment calculated on the basis of the provisions set forth in the income tax law will have to be added to or deducted from the fiscal year’s tax result. This adjustment will only be applicable (a) if the variance percentage of the consumers price index (“IPC”) during the 36 months prior to fiscal year closing is higher than 100%, and (b) if for the first, second, and third fiscal year as from its effective date, the accumulated IPC variance is higher than 55%, 30% and 15% of such 100%, respectively. The positive or negative tax inflation adjustment, depending on the case, corresponding to the first, second and third period commenced as from January 1, 2018, which must be calculated in case of verifying the statements on the foregoing paragraphs (a) y (b), shall be charged in a sixth for that fiscal period and the remaining five sixths, equally, in the immediately following fiscal periods.

At December 31, 2019 and during the following fiscal years such conditions have been already met. Consequently, the current and deferred income tax have been booked since the fiscal year ended December 31, 2019 including the effects derived from the application of the tax inflation adjustment under the terms established by the income tax law.

CENTRAL PUERTO S.A.

22. Measures in the Argentine economy

Foreign exchange market

As from December 2019, the BCRA issued a series of communications whereby it extended indefinitely the regulations on Foreign Market and Foreign Exchange Market issued by BCRA that included regulations on exports, imports and previous authorization from BCRA to access the foreign exchange market to transfer profits and dividends abroad, as well as other restrictions on the operation in the foreign exchange market.

Particularly, as from September 16, 2020, Communication “A” 7106 established, among other measures referred to human persons, the need for refinancing the international financial indebtedness for those loans from the non-financial private sector with a creditor not being a related counterparty of the debtor expiring between October 15, 2020 and March 31, 2021. The affected legal entities were to submit before the Central Bank a refinancing plan under certain criteria: that the net amount for which the foreign exchange market was to be accessed in the original terms did not exceed 40% of the capital amount due for that period and that the remaining capital had been, as a minimum, refinanced with a new external indebtedness with an average life of 2 years. This point shall not be applicable when indebtedness is taken from international entities and official credit agencies, among others. On February 25, 2021, through Communication “A” 7230, BCRA broadened the regulation scope to all those debt installments higher than USD 2 million becoming due between April 1 and December 31, 2021. The effects of these regulations for the Company are described in Note 13.3.3. Moreover, on March 3, 2022, through Communication “A” 7466, BCRA broadened the regulation scope to all those debt installments higher than USD 2 million becoming due until December 31, 2022. This latest update had no effect on the Company´s loans.

On July 10, 2021, new measures issued by BCRA and CNV were released. These measures established additional restrictions to the operations in the foreign exchange market, which include the following:

–

The 90-day term established by Communication A “7030”, whereby to access the foreign exchange market an affidavit on the non-performance of certain type of investments purchase and sale operations in the preceding and following 90 days must be submitted, will apply not only to operations expressed as securities sale with foreign currency liquidation or as securities transferences to entities depositing abroad, but also to the securities in exchange of other foreign assets as from July 12, 2021.

–

The 90-day term will apply not only to the operations performed by the company accessing the foreign exchange market, but also in the case in which the company delivers Argentine Peso (“Ps.”) or liquidated local assets to a direct controlling shareholder as from July 12, 2021, except in those directly associated to usual operations of goods and/or services acquisition.

Income Tax

On June 16, 2021, the Argentine Executive Power passed Law No. 27,630, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes payment of the tax based on a structure of staggered rates regarding the level of accumulated taxable net income. The scale consists of three segments: 25% up to an accumulated taxable net income of 5 million Ps.; 30% for the excess of such amount up to 50 million Ps.; and 35% for the excess of such amount. The estimated amounts in this scale will be annually adjusted as from January 1, 2022, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year.

23. COVID-19

On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Hence, several measures have been undertaken by the Argentine government and other governments around the globe in order to control the outbreak of this contagious disease.

CENTRAL PUERTO S.A.

In this regard, on March 20, 2020 the Argentine Government issued Decree No. 297/2020 establishing a preventive and mandatory social isolation policy (“the Quarantine” or “ASPO” -for its acronym in Spanish-, indistinctly) as a public health measure to contain the effects of the COVID-19 outbreak. Such decree established that persons were to refrain from going to their workplaces, and may not travel along routes, roads or public spaces. As from the adoption of the Quarantine, the government has extended it in many opportunities and it has ordered the preventive and mandatory social distancing (“DISPO” -for its acronym in Spanish-). Subsequently, the Argentine Executive Power ordered the “General Prevention Measures”. The last one of these measures was issued through Decree No. 678/2021 published in the Official Gazette on October 1, 2021 and it was in force until December 31, 2021. As of the date of these financial statements, the Health Emergency established originally by Decree No. 260/2020, and extended until December 31, 2022 by Decree No. 867/2021, is in effect.

Moreover, as an additional measure to control the virus in Argentina, restrictions were imposed on the entering of people to the country and on international flights several times since the beginning of the pandemic.

On the other hand, since late 2020, the vaccination campaign to prevent COVID-19 has commenced in Argentina.

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

Some of the main identified impacts that this crisis has and may have in the future for the Company are the following:

Operations - Power generation

–

Reduction in the electric energy dispatched. Due to the Quarantine, most of the businesses in Argentina, especially in the industrial sector experienced difficulties in their normal operations. At the beginning of Quarantine the total electric energy demand had significantly declined, and although as of this date the demand has returned to values similar to the ones previous to the pandemic, this situation reduced the Group’s generation of thermal power in such period and it could affect it in the future -but to a lower extent-, in particular our units with higher heat rate (less efficient).

–

Increased delays in payments and/or risk of uncollectability from the Group’s private clients. Despite the fact that CAMMESA is paying its obligations, the reduced economic activity due to the Quarantine also affected the cash flow of CAMMESA and the cash flow of our private clients. Even if as of this date the situation has considerably improved, there still exists the risk of delay in the payment of private clients and, therefore, the risk of uncollectability of private clients.

–

Personnel safeguard. Multiple measures have been implemented to protect the health of all the personnel who work in the operation and maintenance of the generation units, as well as in the works that were carried out by the Group. Some of those measures include: a) the isolation of the teams that operate the Group’s different units preventing contact between different teams, b) the avoidance of contact between personnel of different shifts, c) the use of extra protection, and additional sanitary measures, d) using virtual meetings, e) identify key personnel in order to have the necessary back up teams should a contingency arise, f) drafting and publication of health and safety plans and/or protocols both for the plants in operation and works in development. These measures have been effective to protect the Group’s personnel, and at the date of these financial statements, a low contagion level has been registered within the Group’s personnel.

–

Lack of necessary supplies/equipment, or delays in supplies. The pandemic may also affect the provision of essential supplies. Although the provision of the necessary supplies is also considered an essential activity under the enacted emergency framework and usually a stock of spare parts is kept as backup, the Company cannot assure that the provision of the necessary supplies will not be affected. Furthermore, the measures taken by foreign countries in which some of the Group’s supplies and spare parts are produced, may also affect the Group’s stock of spare parts. Any delay in the provision of essential equipment or supplies may affect the Group’s operations.

CENTRAL PUERTO S.A.

Projects under construction during the pandemic

COVID-19 outbreak has had an impact on the projects that were under construction. Therefore, there have been delays in the completion dates originally set.

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

Regarding the Terminal 6-San Lorenzo thermal plant described in Note 20.7, once the aforementioned Administrative Decision 468/2020 was issued, construction was resumed on April 27, 2020. Additionally, as mentioned above, travel restrictions and national borders lockdown imposed by the government, among others, delayed the arrival of necessary personnel for the project, some of which were expected to arrive from countries affected by the outbreak. The Company notified CAMMESA and the Energy Secretariat on the situation and requested: (i) the suspension of agreement terms as from March 20, 2020 and until the situation is normalized, and (ii) the non-application of sanctions for the case in which the Company cannot comply with the committed dates on the Wholesale Demand Agreement entered into with CAMMESA mentioned in Note 20.7, so as to avoid possible sanctions stemming from a delay in the completion of the project due to unforeseen and inevitable reasons. In this sense, on June 10, 2020, the Secretariat of Energy ordered CAMMESA to temporarily suspend the calculation of the terms set forth for those projects that had not obtained the commercial authorization, among which the cogeneration station Terminal 6 - San Lorenzo is included, for a maximum postponement term of six months from March 12 to September 12, 2020. On July 15, 2020, the Company communicated the Secretariat of Energy, with copy to CAMMESA, that the temporary suspension of the terms was not sufficient to comply with the new terms under the Wholesale Demand Agreement since the numerous measures adopted due to COVID-19 generated a strong slowdown in all the activities related to the work of the cogeneration unit Terminal 6 - San Lorenzo. Dated September 10, 2020, the Undersecretariat of Electrical Energy granted a new suspension of the terms for the commercial authorization of the projects between September 12, 2020 and November 25, 2020, being subject to certain requirements to be fulfilled before CAMMESA. Then, CAMMESA granted a new extension for 45 days. This way, the calculation of periods had been suspended for a total of 294 days counted as from the originally committed date for the commercial authorization (September 1, 2020), this is to say until June 22, 2021. At the time, the Company requested CAMMESA and the Secretariat of Energy the extension of the commercial authorization of Terminal 6 - San Lorenzo project for additional 90 days. It is worth mentioning that on November 21, 2020, open cycle commercial operation had begun, while on August 15, 2021, the power station was authorized to operate commercially at combined cycle. On August 23, 2021, we received a note from CAMMESA whereby it informed that a penalty for USD 4,444,933 was established on the grounds of the delay on reaching the commercial authorization. The Company rejected such penalty. Finally, on January 27, 2022, the Secretariat of Energy issued Resolution No. 39/2022, which allowed for those generators with projects under the scope of Resolution No. 287/2017, that had not been authorized on the date established within the extensions of the previously granted term, to set a new date. Within this context, the Company stated August 15, 2021 as the new Commercial Authorization date of the project Terminal 6 San Lorenzo (effective completion date). Therefore, the application of the penalty previously mentioned is deemed invalid.

The effects of the COVID-19 crisis also pose challenges to the beginning of works for closing of the combined cycle at the Brigadier López plant, delaying the start of construction of such project, not only because of the restrictions to the construction mentioned above, but also due to lower energy demand and difficulties to obtain the necessary financing for projects in the current market situation.

In addition, the COVID-19 crisis may reduce the possibility of new projects that would enable the use of the gas turbine included under "Gas turbines" item within property, plant and equipment.

CENTRAL PUERTO S.A.

Access to Capital Markets

Due to the outbreak of COVID-19, access to the capital and financial markets in Argentina and/or in foreign markets was also substantially reduced. Although cash flow and liquidity of the Group is deemed sufficient to meet the working capital, debt service obligations and capital expenditure requirements, any further deterioration of the current economic situation may result in a deterioration of the Company´s finances, in a context of lack of access or substantial reduction of credit availability in the financial markets.

Natural gas distribution operating segment

The COVID-19 pandemic crisis may affect the natural gas distribution associate’s income (ECOGAS Group). Although such economic activity was exempt from the Quarantine, the resulting economic downturn reduced the volumes distributed to the clients at the beginning of the Quarantine. Moreover, some measures adopted by the Argentine government to mitigate the effects of the COVID-19 outbreak in the economy could also affect ECOGAS Group financial performance. For example, the government had ruled a 180-day period, starting on March 1, 2020, where the suspension of the natural gas service was not permitted, upon certain circumstances and limited to certain users; that period was subsequently extended until March 31, 2021.

The Group will continue taking all the available measures to mitigate the effects that the COVID-19 pandemic crisis has on the operations, the projects undergoing and the Group´s financial position.

24. Subsequent events

No facts or operations, other than disclosed, occurred between the closing date of the fiscal year and the date of issuance of these financial statements that may significantly affect such financial statements.

