Form 20-F
period 2022-12-31
CENTRAL PUERTO S.A.
filed 2023-04-26
CIK 1717161

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ______________________

 FORM 20-F

 ______________________

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________.

OR

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________.

Commission file number 001-38376

 ______________________

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

 ______________________

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

Title of each class	Outstanding at December 31, 2022
Common shares, nominal value Ps.1.00 per share	1,514,022,256

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

ii

iii

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
•

“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima. See “Item 4.B, Business Overview- The Argentine Electric Power Sector-General Overview of Legal Framework-CAMMESA;”

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
•

“Spot Sales” previously known as “Energía Base,” refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and, from February 2017 to February 2019, regulated by Resolution SEE No. 19/17, from March 2019 to January 2020, regulated by Resolution No. 1/19 of the Secretariat of Renewable Resources and Electric Market of the National Ministry of Economy, from February 2020 to January 2021 regulated by Resolution SEE No. 31/20, from February 2021 to January 2022 regulated by Resolution SEE No. 440/21, from February 2022 to August 2022 by Resolution SEE No. 238/22 and since September 2022 regulated by Resolution SEE No. 826/22. Further, as of February 2023, Resolution SEE No. 59/23 is also applicable as a complementary regulation for combined cycle facilities. See “Item 4.B, Business Overview-The Argentine Electric Power Sector;”

•

“Energía Plus” refers to the regulatory framework established under Resolution SE No. 1281/06, as amended. See “Item 4.B, Business Overview-The Argentine Electric Power Sector-Structure of the Industry-Energía Plus;”

•

“FODER” refers to Fondo para el Desarrollo de Energías Renovables (Fund for the Development of Renewable Energies). See “Item 4.B, Business Overview-The Argentine Electric Power Sector -Structure of the Industry-Renewable Energy Program;”

•

“FONINVEMEM” or “FONI” refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and similar programs, including the CVO Agreement. See “Item 4.B, Business Overview-The Argentine Electric Power Sector-Structure of the Industry-The FONINVEMEM and Similar Programs;”

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
•

“La Plata Plant Sale” refers to the sale of the La Plata plant to YPF EE, effective as of January 5, 2018. For further information on the La Plata Plant Sale, see “Item 4.A. History and development of the Company-La Plata Plant Sale;”

•	“La Plata Plant Sale Effective Date” is January 5, 2018. For further information on the La Plata Plant Sale Effective Date, see “Item 4.A. History and development of the Company-La Plata Plant Sale;”
•	“LPC” refers to La Plata Cogeneración S.A., the corporation that owned the La Plata plant prior to us;
•	“LVFVD” refers to liquidaciones de venta con fecha de vencimientos a definir, or receivables from CAMMESA without a fixed due date. See “Item 4.B, Business Overview-FONINVEMEM and Similar Programs;”
•	“MATER” refers to Term Market for Renewable Energy Resolution No. 281-E/17;
•	“PPA” refers to Power Purchase Agreements, power capacity and energy supply agreements for a defined period of time or energy quantity;
•

“Resolution No. 19/17” or “Res. SEE 19/17” refers to the Resolution No. 19/17 issued on February 2, 2017, by the Secretariat of Electric Energy of the National Ministry of Energy and Mining by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from February 1, 2017, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM

•

“Resolution SRRyME No. 1/19” refers to the Resolution No. 1/19 issued on March 1, 2019, by the Secretariat of Renewable Resources and Electric Markey of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;

iv

•

“Resolution 31/20” or “Res. 31/20” refers to the Resolution No. 31/20 issued on February 27, 2020, by the Secretariat of Energy of the National Ministry of Production Development by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from February 1, 2020, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;

•

“Resolution 440/21” or “Res.440/21” refers to the Resolution No. 440/21 issued on May 21, 2021, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from February 1, 2021, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;

•

“Resolution 238/22” or “Res.238/22” refers to the Resolution No. 238/22 issued on April 18, 2022, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from February 1, 2022, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;

•

“Resolution 826/22” or “Res.826/22” refers to the Resolution No. 826/22 issued on December 12, 2022, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from September 1, 2022, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;

•

“Resolution 59/23” or “Res.59/23” refers to the Resolution No. 59/23 issued on February 5, 2023, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) of Authorized Generators with combined cycle units acting in the WEM that have adhered to the agreement set forth in this resolution;

•	“SADI” refers to the Argentine Interconnection System;
•

“Sales under contracts” refers collectively to (i) term market sales of energy under contracts with private and public sector counterparties, (ii) sales of energy sold under the Energía Plus and (iii) sales of energy under the RenovAr Program;

•

“Spot market” refers to energy sold by generators to the WEM and remunerated by CAMMESA pursuant to the framework in place prior to the Spot Sales. See “Item 4.B, Business Overview-The Argentine Electric Power Sector-Structure of the Industry-Electricity Dispatch and Spot Market Pricing prior to Resolution SE No. 95/13;”

•	“T6” refers to Terminal 6 Industrial S.A., a company engaged in soybean crushing and biodiesel and refined glycerin production;
•	“YPF” refers to YPF S.A., Argentina’s state-owned oil and gas company;
•	“YPF EE” refers to YPF Energía Eléctrica S.A., a subsidiary of YPF; and
•

“WEM” refers to the Argentine Mercado Eléctrico Mayorista, the wholesale electric power market. See “Item 4.B, Business Overview-The Argentine Electric Power Sector-General Overview of Legal Framework-CAMMESA”.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We maintain our financial books and records and publish our consolidated financial statements (as defined below) in Argentine pesos, which is our functional currency. This annual report contains our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the years ended December 31, 2022, 2021, and 2020 (our “Audited Consolidated Financial Statements”), which were approved by our board of directors (our “Board of Directors”) on March 8, 2023.

We prepare our Audited Consolidated Financial Statements in Argentine pesos and in conformity with the IFRS as issued by the IASB.

In accordance with IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is the currency of a hyperinflationary economy. To define a hyperinflationary state, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. Such conditions remained during 2020, 2021 and 2022. See “Risks Relating to Argentina-As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries”.

Therefore, our Audited Consolidated Financial Statements included herein, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV. Consequently, the consolidated financial statements are stated in the current measurement unit as of December 31, 2022. The information included in our Audited Consolidated Financial Statements is not comparable to the consolidated financial statements previously published by us. For further information, see “Item 5.A. Operating Results-Factors Affecting our Results of Operations-Inflation” and Note 2.1.2 to our Audited Consolidated Financial Statements.

v

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

Currency and Rounding

All references herein to “pesos,” “Argentine pesos” or “Ps”. are to Argentine pesos, the legal currency of Argentina. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars. All references to “SEK$” are to Swedish krona. A “billion” is a thousand million.

Solely for the convenience of the reader, we have translated certain amounts included in this annual report from pesos into U.S. dollars, unless otherwise indicated, using the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina for wire transfers (divisas) as of December 31, 2022, of Ps.177.16 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed to represent that the peso amounts have been, or could have been or could be, converted into U.S. dollars at such rates or at any other rate. See “Item 3.A. Selected Financial Data-Exchange Rates”.

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

Market Share and Other Information

The information set forth in this annual report with respect to the market environment, market developments, growth rates and trends in the markets in which we operate is based on information published by the Argentine federal and local governments through the Instituto Nacional de Estadísiticas y Censos (the National Statistics and Census Institute, or “INDEC”), the Ministry of Interior, the  Secretariat of Electric Energy, the Banco Central de la República Argentina (the “Argentine Central Bank,” or “Central Bank”) CAMMESA, the Dirección General de Estadística y Censos de la Ciudad de Buenos Aires (General Directorate of Statistics and Census of the City of Buenos Aires) and the Dirección Provincial de Estadística y Censos de la Provincia de San Luis (Provincial Directorate of Statistics and Census of the Province of San Luis), as well as on independent third-party data, statistical information and reports produced by unaffiliated entities, as well as on our own internal estimates. In addition, this annual report contains information from Vaisala, Inc. (“Vaisala - 3 Tier”), a company that develops, manufactures and markets products and services for environmental and industrial measurement.

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

vi

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3.D. Risk Factors,” “Item 4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects”.

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

•	our ability to develop our expansion projects and to win awards for new potential projects;
•	increases in financing costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund new activities;
•	government intervention, including measures that result in changes to the Argentine labor market, exchange market or tax system;
•	adverse legal or regulatory disputes or proceedings;
•	changes in the price of energy, power and other related services;
•	changes in the prices and supply of natural gas or liquid fuels;
•	changes in the amount of rainfall and accumulated water;
•	changes in environmental regulations, including exposure to risks associated with our business activities;
•	risks inherent to the demand for and sale of energy;
•	the operational risks related to the generation, as well as the transmission and distribution, of electric power;
•	ability to implement our business strategy, including the ability to complete our construction and expansion plans in a timely manner and according to our budget;
•	competition in the energy sector, including as a result of the construction of new generation capacity;
•	exposure to credit risk due to credit arrangements with CAMMESA;
•	our ability to retain key members of our senior management and key technical employees;
•	the effects of a pandemic or epidemic, such as COVID-19, and any subsequent mandatory regulatory restrictions or containment measures;
•	our relationship with our employees; and
•	other factors discussed under “Item 3.D.-Risk Factors” in this annual report.

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

vii

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

•	The Argentine economy is particularly sensitive to local political developments, including the next presidential election which is scheduled for October 2023.

Risks Relating to the Electric Power Sector in Argentina

•	The Argentine Government has intervened in the electric power sector in the past and is likely to continue intervening.
•	Changes in regulatory frameworks under which we sell our electricity may affect our financial condition and results of operations.
•	We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector.
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
•

Our power plants and forest assets are subject to the risk of mechanical or electrical failures, and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance.

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

•	If we were to acquire another energy company in the future, such acquisition could be subject to the Argentine Antitrust Authority’s approval.
•	We depend on senior management and other key personnel for our current and future performance.
•	We could be affected by material actions taken by the trade unions.
•	Our equipment, facilities and operations are subject to environmental, health and safety regulations.
•	We are subject to anticorruption, anti-bribery, anti-money laundering and other laws and regulations.
•	A cyberattack could adversely affect our business, balance sheet, results of operations and cash flow.
•	Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, liquid fuel.
•	We may be adversely affected by the phase out of LIBOR, or its replacement rate.
•	An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects.

Risks Relating to our Shares and ADSs

•	It may be difficult for you to obtain or enforce judgments against us.
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

The Argentine economy is also particularly sensitive to local political developments. Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of Congress. The next presidential election is scheduled for October 2023. The result of the presidential and legislative elections may lead to changes in government policies that could have an impact on our business. We cannot provide assurance as to whether such policy changes will occur or as to their timing, nor can we estimate the impact they may have on our business and thus on our financial condition and results of operations.

As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries.

Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not prescribe when hyperinflation arises and the International Accounting Standards Board (“IASB”) does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100.00%. In June 2018, the International Practices Task Force of the Centre for Quality (“IPTF”), which monitors countries experiencing high inflation, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100.00%. In addition, certain qualitative macroeconomic factors provided under the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”) were also identified. Therefore, Argentine companies using IFRS, such as us, are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018. As a result, our Audited Consolidated Financial Statements included in this annual report, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution No. 777/2018 of the CNV.

Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations

The depreciation of the peso has had and may continue to have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to inflation, significantly reduce real wages and jeopardize the stability of businesses, such as ours, whose success depends on domestic market demand and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. In 2022, the peso depreciated approximately 72.47%, and 17.98% from December 31, 2022 through March 31, 2023. On March 31, 2023, the exchange rate was Ps.209.01 to US$1.00, as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

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

If the peso depreciates further, all the negative effects on the Argentine economy related to such depreciation could recur, with adverse consequences to our business, financial condition and results of operations. In addition, a further depreciation of the Argentine Peso against the U.S. dollar may also have an adverse impact on our capital expenditure program and increase the Argentine Peso amount of our trade liabilities and financial debt denominated in U.S. dollars. As of December 31, 2022, 97.00% of our financial liabilities were denominated in U.S. dollars.

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

There can be no assurance that the BCRA or other government agencies will not increase or relax such controls or restrictions, make modifications to these regulations, impose further mandatory refinancing plans related to our indebtedness payable in foreign currency, establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding liabilities denominated in currencies other than the peso, all of which could affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain financing, execute our capital expenditure plans, and/or undermine our ability to pay dividends to foreign shareholders. Consequently, these exchange controls and restrictions could materially adversely affect the Argentine economy and/or our business, financial condition, and results of operations. See “Exchange Controls”.

Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth, and may negatively impact our financial condition or cash flows

During recent years the Argentine Republic has experienced financial distress, leading to an increase in the incurrence of public debt.

During 2020 the Argentine government engaged in negotiations with Argentina´s creditors to restore the sustainability of its public external debt. In August 2020, the Argentine government restructured approximately US$66.5 billion of its foreign currency global bonds issued under foreign laws exchanging such bonds for new bonds. Moreover, Argentina reached an agreement with the Paris Club members under the Paris Club 2014 Settlement Agreement to extend the maturity of its obligations until March 2022. In addition, the Argentine government-initiated negotiations with the International Monetary Fund (“IMF”) in order to renegotiate the principal maturities of the US$44.1 billion disbursed between 2018 and 2019 under a Stand-By Agreement, originally planned for the years 2021, 2022 and 2023. On March 22, 2022, the Argentine government reached an agreement with the Paris Club for a new extension of the understanding reached in June 2021 (the “Paris Club Agreement”).

On January 28, 2022, the Argentine government and the IMF announced that they had reached an understanding on key policies as part of their ongoing discussions involving an IMF-supported program. Later, on March 3, 2022, the IMF and the Argentine government announced that the agreement is based on what is known as the IMF’s Extended Fund Facility, which includes 10 reviews to be carried out quarterly for two and a half years and disbursements for an amount equivalent to US$44.0 billion, including a disbursement of US$9.6 billion immediately available to Argentina upon approval of the agreement by the IMF executive board (the “EFF Agreement”). The EFF Agreement was approved by the Argentine Congress through Law No. 27,668 on March 17, 2022 (enacted by Decree No. 130/22) and by the executive board of the IMF on its meeting held on March 25, 2022.

On June 25, 2022, the IMF approved Argentina’s first quarterly review under the EFF, authorizing an immediate disbursement of approximately US$4.01 billion. Further, on October 7, 2022 and December 22, 2022, the executive board of the IMF completed the second and third review of the EFF Agreement, allowing for an immediate disbursement of approximately US$3.8 billion and US$6.0 billion, respectively. The remaining disbursements will be made after the completion of each review. The repayment period for each disbursement is ten years, with a grace period of four and a half years, which implies that Argentina shall repay the debt between 2026 and 2034.

On July 25 and September 7, 2022, the Argentine government announced financing agreements with the World Bank for US$200.0 million and US$900.0 million, respectively. These financing agreements are aimed at promoting sustainable growth in Argentina, driven by innovation and focused on the creation of productive technology-based companies, support for entrepreneurs and access to private capital.

On September 10, 2022, the IMF staff and the Argentinean authorities have reached a staff-level agreement on an updated macroeconomic framework and associated policies needed to complete the second review under Argentina’s 30-month SAF arrangement. The agreement was subject to approval by the IMF Executive Board. Upon completion of the review, Argentina would have access to about US$3.9 billion. Most of the quantitative programme targets until end-June 2022 were met, with the exception of the net international reserves floor, mainly due to higher-than-programmed import volume growth and delays in external official support. Subsequently, a period of volatility in the exchange and bond markets was halted following decisive measures that corrected earlier setbacks and rebuilt credibility. On October 5, 2022 the Supreme Court of Justice of the Nation dismissed an extraordinary federal appeal filed by the government against a ruling that condemned it to provide complementary information on the agreements signed in 2018 with the IMF, based on the Law on Access to Public Information. On this basis, the government must provide detailed and complete information on the agreement signed with the IMF.

On October 7, 2022, the IMF approved the second review of the SAF arrangement and authorized the disbursement of approximately US$3.9 billion. Also, in December 2022, the government announced the IMF’s approval of the revision of the third quarter targets, which would allow for a new disbursement before 2023 for a total amount of US$6.0 billion.

On October 28, 2022, the Minister of Economy, Sergio Massa, announced a new agreement with the Paris Club. The agreement is an addendum to the one signed in 2014 by the then Minister of Economy, Axel Kicillof, and recognizes a principal amount of US$1,971 million, extending a repayment period of thirteen semi-annual installments, starting in December 2022 to be finally cancelled on September 2028. The interest rate was improved from 9.00% to 3.90% in the first three installments, with a gradual increase to 4.50%. The payment profile implies an average semi-annual payment of US$170.0 million (principal and interest included). Over the next two years Argentina will repay 40.00% of the principal due.

We cannot assure that the EFF Agreement and the Paris Club Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth. Consequently, there can be no assurance that the implementation of the revenue and expenditure policies of the EFF Agreement regarding the reduction of untargeted energy subsidies would not have material adverse effect on our financial condition and results of operations. Also, we  cannot predict the impact of the outcome of such reforms on Argentina’s (and indirectly our) ability to access the international capital markets. Moreover, the long-term impact of these measures and any future measures taken by the current administration on the Argentine economy remains uncertain.

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

Global economic instability such as uncertainty about global trade policies, the deterioration of economic conditions in Brazil and of the economies of other major trading partners of Argentina, such as China or the United States, the withdrawal of the United Kingdom from the European Union, geopolitical tensions between the United States and a number of foreign countries, the ongoing conflict between Russia and Ukraine, decisions by the Organization of Petroleum Exporting Countries (OPEC) and other non-OPEC oil-producing nations with respect to oil production that affect oil prices, idiosyncratic, political and social discords, terrorist attacks, sovereign debt downgrades, a pandemic disease, including the result of the ongoing COVID-19 pandemic, could impact the Argentine economy and jeopardize Argentina’s ability to stabilize its economy, among others.

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

We may be exposed to adverse effects arising from the ongoing conflict between Russia and Ukraine

Russia’s military incursion in Ukraine has led to and could continue to give a rise to an escalation of armed action, regional instability and result in heightened economic sanctions by the United States, the European Union, and other countries against Russia. Although the severity and duration of the ongoing conflict is highly unpredictable, its effects could be substantial, and any continuation of the conflict could adversely affect global and regional economic conditions. After a year since the beginning of the armed conflict, military actions keep growing and fears of an escalation to the use of nuclear weapons are rising as a result of the decision from the Russian government to halt its participation under the Strategic Arms Reduction Treaty III.

As of the date of this annual report, the ongoing conflict has led high volatility in commodity prices and international crude oil and gas prices, which has resulted in higher fuel prices and - consequently - in a sharper rise in inflation around the world. Moreover, economic sanctions imposed against Russia may lead to shortage of raw materials and commodities, which could in turn contribute to the increase in inflation worldwide and to interruption to the supply chain in general, and particularly in the energy sector. Such difficulties may consequently derive in constraints to supply the local market. Consequently, this could adversely affect our business, financial condition, or results of operations.

Due to the uncertainties inherent to the scale and duration of these events and its direct and indirect effects, it is not reasonably possible to estimate the impact this conflict will have on the world’s economy and its financial markets, on Argentina’s economy and, consequently, our business, financial condition and results of operations. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this annual report.

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

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations.

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

In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, have negatively impacted the Argentine economy and political environment. Certain government officials of previous administrations as well as high ranked officers of companies holding government contracts or concessions have faced or are currently facing allegations of corruption and money laundering as a result of these investigations. These individuals are alleged to have accepted or paid, as applicable, bribes by means of kickbacks on contracts granted by the government to several infrastructure, energy and construction companies. We have no control over and cannot predict for how long the corruption investigations will continue nor whether such investigations or allegations (or any other future investigations or allegations) will lead to further political and economic instability. In addition, we cannot predict the outcome of any such allegations nor their effect on the different sectors of the Argentine economy. See also “-We are subject to anticorruption, anti-bribery, anti-money laundering and other laws and regulations”.

Risks Relating to the Electric Power Sector in Argentina

The Argentine Government has intervened in the electric power sector in the past, and is likely to continue intervening

Historically, the Argentine government has played an active role in the electric power industry through the ownership and management of state-owned companies engaged in the generation, transmission and distribution of electric power. Moreover, the Argentine government made a number of material changes to the regulatory framework applicable to the electric power sector since the Argentine economic crisis of 2001, including adopting Law No. 25,561 (the “Public Emergency Law”), which have had significant adverse effects on electric power generation, distribution and transmission companies and included the freezing of distribution margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electric power distribution companies to pass on to the consumer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the WEM, all of which had a significant impact on electric power generators and caused substantial price differences within the market.

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

In recent years, due to regulatory conditions and long periods of frozen tariffs in Argentina’s electric power sector that affected the profitability and economic viability of power utilities, certain WEM agents defaulted on their payments to CAMMESA, which adversely affected CAMMESA’s ability to meet its payment obligations with electric power generators, including us. As a consequence of delays in payments that CAMMESA received from other WEM agents, we also saw delays in, receiving payments from CAMMESA more than 90 days of month-end, rather than the required 42 days after the date of billing. Such payment delays resulted in higher working capital requirements that we would typically finance with our own financing sources.

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

Restrictions on the supply of energy could negatively affect Argentina’s economy

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

Competition in the Electric Power Sector in Argentina may adversely affect our results of operations

The power generation markets in which we operate are characterized by numerous strong and capable participants, many of which may have extensive and diversified developmental or operating experience (including both domestic and international) and financial resources similar to or significantly greater than ours. See “Item 4.B. Business Overview-Competition”. An increase in competition could cause reductions in prices and increase acquisition prices for fuel, raw materials and existing assets and therefore, adversely affect our results of operations and financial condition.

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

Risks Relating to Our Business

Our results depend largely on the compensation established by the Secretariat of Electric Energy and received from CAMMESA

Since the enactment of Resolution SE No. 95/13, issued by the former Secretariat of Electric Energy, as amended, our compensation has depended largely on the compensation determined by energy output and availability. Furthermore, on February 27, 2020, the Secretariat of Energy of the National Ministry of Production Development issued Resolution No. 31/20 which determined the remuneration scheme applicable from February 1, 2020, for Authorized Generators in the WEM, establishing Spot Sales prices in Argentine pesos. On April 8, 2020, the Secretariat of Energy instructed CAMMESA to postpone until further notice the application of the mechanism for updating the prices of energy and capacity provided for in Annex VI of Resolution No. 31/20.  Since the settlement of the transaction due on March 2020, CAMMESA has not applied the aforementioned mechanism, which has caused a material adverse effect on our business and results of operations. Since March 2020, further resolutions have been issued, updating prices discretionally. We cannot assure you that further reductions of these tariffs will not occur in the future.  See “Item 4.B. Business Overview-The Argentine Electric Power Sector-Remuneration Scheme-The Current Remuneration Scheme”.

Except for sales under contracts, revenues from energy production are calculated and paid by CAMMESA pursuant to a fixed and variable price system arising from the Resolution No. 440/21 (which amended Resolution No. 31/20), amended by Resolution No. 238/22, which was again amended by Resolution No. 826/22.  Further, as of February 2023, Resolution No. 59/23 is also applicable as a complementary regulation for combined cycle facilities.  See “Item 5.A. Operating Results-Factors Affecting Our Results of Operations-Our Revenues-The Spot Sales” and “Item 3.D. Risk Factors-Risks Relating to the Electric Power Sector in Argentina-We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector”.

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

Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants

With regards to projects currently under development or new potential projects, several factors may affect, delay or cancel the completion of such projects currently under development or new projects: (a) sustained or prolonged COVID-19 outbreak, a resurgence or the emergence of a new strain of coronavirus for which current vaccines may be less effective and their respective effects, (b) the economic recession in Argentina, (c) the decrease in demand of electric energy, (d) the lack of available financing, and e) the reduction in the prices of electric energy for power units under Spot Sales, among others.

Delays in construction or commencement of operations of expanded capacity in our existing power plants or our new power plants could lead to an increase in our financial needs and cause our financial returns on new investments to be lower than expected, which could materially adversely affect our financial condition and results of operations. Furthermore, delays in the commencement of operation of our gas turbines has negatively affected its estimated recoverability.  See “Item 5.A. Operating Results-Critical Accounting Policies-Impairment of Property, Plant and Equipment”.

Factors that may impact our ability to commence operations at our existing power plants, expand their power capacity or build new power plants include: (i) the failure of contractors to complete or commission the facilities or auxiliary facilities by the agreed-upon date or within budget; (ii) the unexpected delays of third parties such as gas or electric power distributors in providing or agreeing to project milestones in the construction or development of necessary infrastructure linked to our generation business; (iii) the delays or failure by our turbine suppliers in providing fully operational turbines in a timely manner; (iv) difficulty or delays in obtaining the necessary financing in terms satisfactory to us or at all; (v) delays in obtaining regulatory approvals, including environmental permits; (vi) court rulings against governmental approvals already granted, such as environmental permits; (vii) shortages or increases in the price of equipment reflected through change orders, materials or labor; (viii) opposition by local and/or international political, environmental and ethnic groups; (ix) strikes; (x) adverse changes in the political and regulatory environment in Argentina; (xi) unforeseen engineering, environmental and geological problems; (xii) adverse weather conditions, natural disasters, accidents or other unforeseen events; and (xiii) the COVID-19 pandemic crisis (See “Item 3.D. Risk Factors-Risks Relating to Our Business,” in particular “-An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects”, which describes the potential impact of COVID-19 over certain of our projects”.). Any cost overruns could be material. In addition, any of these other factors may cause delays in the completion of expanded capacity at our existing power plants or the construction of our new power plant, which could have a material adverse effect on our business, financial condition and results of operations. These delays may also result in short-term sanctions by CAMMESA and, in extreme cases, sanctions for the duration of the contract.

Our business may require substantial capital expenditures for ongoing maintenance requirements and the expansion of our installed generation capacity

Incremental capital expenditures may be required to fund ongoing maintenance necessary to maintain our power generation and operating performance and improve the capabilities of our electric power generation facilities. Furthermore, capital expenditures will be required to finance the cost of our current and future expansion of our generation capacity. If we are unable to finance any such capital expenditures in terms satisfactory to us or at all, our business and the results of our operations and financial condition could be adversely affected. Our financing ability may be limited by market restrictions on financing availability for Argentine companies. See “-Risks Relating to Argentina- Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth and may negatively impact our financial condition or cash flows” and “Item 4.B. Business Overview”.

Covenants in our indebtedness could adversely restrict our financial and operating flexibility

Some of our current indebtedness (including the debt of our subsidiaries, some of which is guaranteed by us) includes, and our future indebtedness may include, affirmative and restrictive covenants that limit our ability to create liens, incur additional indebtedness, making capital expenditures, dispose of our assets, pay dividends, or consolidate, merge or sell part of our businesses, and require us to maintain certain financial ratios. See “Item 5.B. Liquidity and Capital Resources-Indebtedness”. These restrictions may limit our ability to operate our business and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants or the failure to meet any of such conditions could result in a default under the relevant indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any such default occurs, the holders of such indebtedness may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding amounts, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. Further, any such default occurs, it could, in turn, result in a default and acceleration of our other outstanding debt obligations, which would have a further material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations. If any of our debt were to be accelerated, our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

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

The non-renewal or early termination of the HPDA Concession Agreement would adversely affect our results of operations

The HPDA Concession Agreement executed between us and the Argentine Government, pursuant to which we are permitted to operate our Piedra del Águila plant, expires on December 28, 2023, and does not provide for an automatic renewal. This plant has a total installed capacity of 1,440 MW, and it represented approximately 19.11% of our total electric energy generation, and 9.03% of our total revenues in 2022. We currently intend to renew the HPDA Concession Agreement prior to its expiration. If the HPDA Concession Agreement expires without renewal, we will be required to revert the assets to the Argentine Government. The HPDA Concession Agreement also contains various requirements related to the operation of the hydroelectric plant and compliance with laws and regulations. The non-performance of the HPDA Concession Agreement could give rise to certain penalties and even the termination of the concession. If the concession were terminated, it would be granted to a new company organized by the Argentine Government and a tender offer would be carried out for selling the new company’s shares of stock. The proceeds to be received by us in such tender offer would be calculated based on a formula in which the proceeds of the tender decrease as the expiration of the concession term comes closer. Any non-renewal or early termination of the HPDA Concession Agreement would materially and adversely affect our financial condition and results of operation.

Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted

As of December 31, 2020, we had a 30.875% interest in TJSM which was reduced to 9.627% during 2021 and a 30.946% interest in TMB which was also reduced during 2021 to 10.831%. Both companies are engaged in managing the purchase of equipment, building, operating, and maintaining power plants constructed under the FONINVEMEM program. As of the date of this annual report, we also own 56.19% of CVOSA, the company that operates the thermal power plant in Timbúes.

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

On March 11, 2021, the Argentine Government subscribed its shares and the equity of the shareholders of TJSM and TMB were diluted. In the case of our equity interest, from 30.875% to 9.627% in TJSM and from 30.946% to 10.831% in TMB. As of the date of this annual report, the transfer of power stations to TSM and TMB was not completed.

In the case of CVOSA, when the CVO Trust term expires after ten years of operation of the respective power plant the Argentine Government will be incorporated as shareholder, with a stake of at least 70.00% pursuant to FONINVEMEM arrangements for CVOSA.

The dilution of our interest in CVOSA will reduce our income from this power plant, adversely affecting our results of operations. See “Item 4.B. Business Overview-FONINVEMEM and Similar Programs”.

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

The Limay River basin’s flow may not be sufficient to maintain a regular generation level at Piedra del Águila and the enforcement authority may implement unfavorable measures for Piedra del Águila, and therefore, for us, which could adversely affect our financial condition and our results of operations. For further information about Piedra del Águila’s seasonality, see “Item 4.B. Business Overview-Seasonality”.

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

Our power plants and forest assets are subject to the risk of mechanical or electrical failures, and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance

Our power generation units are at risk of mechanical or electrical failure and may experience periods of unavailability affecting our ability to generate electric power. Past failures on our generators, turbines and transformers have adversely affected our results of operations. Any unplanned unavailability of our generation facilities may adversely affect our financial condition or results of operations.

During 2022, the main failures resulting in unavailability of our power generation units were the following:

-

In the Lujan de Cuyo plant, (i) unit LDCUTG27 was unavailable from December 17, 2021, to February 7, 2022, due to a failure in the gearbox, and (ii) unit LDCUTG26 was unavailable from June 21, 2022, to August 17, 2022, also due to a failure in the gearbox, and from September 19, 2022 to November 3, 2022, due to a failure in the lubrication system.

-	In the Puerto Complex, unit CEPUTG11 was unavailable from July 7, 2022, to July 22, 2022, due to a failure in the generator’s output cable.

Our forest assets are subject to the risk of various catastrophic events, including but not limited to the occurrence of significant fires or wide-spread insect or pest infestations on one or more of our assets, severe regional or local weather events or trends, flooding, major earthquakes, and significant geopolitical conditions or developments.

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

Our insurance policies may not fully cover damage, and we may not be able to obtain insurance against certain risks

We maintain insurance policies intended to mitigate our losses due to customary risks. These policies cover certain of our assets against loss for physical damage, loss of revenue and also third-party liability. However, we may not have sufficient insurance to cover any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, such as cybersecurity risk, we may experience material losses or have to disburse significant amounts from our own funds, all of which could have a material adverse effect on our operations and financial position. In addition, an insufficiency in our insurance policies could have an adverse effect on us. In such case, our financial condition and our results of operations could be adversely affected. See “Item 4.B. Business Overview-Insurance”.

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

If we were to acquire another company in the future, such acquisition could be subject to the Argentine Antitrust Authority’s approval

As of the date of this annual report, the merger control review and antitrust practices investigation in Argentina is carried out by a double-tiered structure. The technical analysis is performed by the Argentine Antitrust Commission (the “CNDC,” for its Spanish acronym), which issues a non-mandatory report to the Secretariat of Domestic Trade (the “SDT,” and together with the CNDC, the “Antitrust Authority”). The SDT then issues the final resolution for all matters related to the Antitrust Act.

The Antitrust Authority is currently serving as the interim enforcement agency until the National Competition Authority (NCA), the National Competition Tribunal (Competition Tribunal), Secretariat of Anti-competitive practices, and Secretariat of Economic Concentrations are appointed, as mandated by the Antitrust Act.

The main change introduced by the Antitrust Act is the shift from a post-merger control review to a pre-merger control regime. However, this system will only take effect one year after the NCA is duly constituted and in full operation. In the meantime, a mandatory notification must be submitted prior to or within one week of the closing (effective takeover) of any economic concentration. The post-closing notification requirement still applies in Argentina.

If the Argentine Antitrust Authority were to reject any business combination or if such authority were to take any action to impose conditions or performance commitments on us as part of the approval process for any business combination, it could adversely affect our financial condition and results of operations and prevent us from achieving the benefits anticipated from such acquisition.

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

Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, liquid fuel

The supply and price of natural gas and liquid fuel used in our thermal generation plants has been in the past, and may in the future be, affected by, among other things, price fluctuations, geopolitical factors (including the current Russia Ukraine conflict and related sanctions on Russia by certain members of the European Union), as well as the availability of natural gas and liquid fuel in Argentina, given the current shortage of natural gas supply, especially during the winter, and declining reserves in Argentina. In particular, many oil and gas fields in Argentina are mature or require intensive capital investments to extract natural gas, and due to the current economic scenario have not been subject to significant investment into development and exploration activities and, therefore, reserves are likely to be depleted.

CAMMESA is in charge of managing and supplying all fuels required to run our thermal plants except for the Lujan de Cuyo cogeneration plant and to a certain extent, gas provision for the San Lorenzo cogeneration plant related to steam production. We cannot assure you that we will be able to purchase natural gas or liquid fuel on terms comparable to the conditions we currently have with or that are fully reimbursable by CAMMESA. In addition, we cannot assure the supply in the above-mentioned conditions, if in the future we were required to purchase our own natural gas or liquid fuel from third parties for all our operations. Geopolitical factors, including the current Russia Ukraine conflict and related sanctions on Russia by certain members of the European Union, the United Kingdom, the United States, and certain other countries, has led to and is expected to continue to lead to an increase in the price and availability of natural gas and liquid fuel.

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

We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined

As of December 31, 2022, we had trade receivables under the CVO Agreement for US$298.00 million (including VAT and accrued interests) after the CVO Commercial Approval which were indexed to the London Interbank Offered Rate (“LIBOR”). Furthermore, as of the date of this annual report, we have the outstanding loans listed below with maturity dates after 2022 indexed to LIBOR. The principal amount outstanding under each of such loans as of December 31, 2022, is the following:

•	Loan with Kreditanstalt für Wiederaufbau (“KfW”) for US$40.91 million;

•	CP La Castellana Loan from the IIC-IFC Facilities for US$69.28 million;

•	Vientos La Genoveva S.A.U. Loan from the IFC for US$66.98 million;

•	Loan from Banco Galicia y Buenos Aires S.A. to our subsidiary Vientos La Genoveva II S.A.U. for US$21.41 million; and

•	Loan from Citibank, N.A., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. to Central Puerto for US$89.23 million.

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

An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Several measures have been undertaken by the Argentine government and other governments around the globe to contain the pandemic. The outbreak of a pandemic, disease or similar public health threat, such as the COVID-19 pandemic, which has had and may continue to have material adverse consequences on the global economy, could materially and adversely affect our business, financial condition and results of operations. Some of the negative effects could include: a further decline in the market prices of our shares and ADSs, adverse impacts on the financial markets; a reduction in the demand for exports and imports and, therefore, in our revenues, generating a reduction in our levels of activity and investment related to our fields of production; a significant drop in the international price of commodities, due to the combined effect of a sharp drop in demand, as well as the inability of producers to reduce supply in an orderly manner, negatively affecting the Argentine economic environment; and substantial changes in business and social behavior and their potential impact on the sale of commodities.

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

Risks Relating to our Shares and ADSs

It may be difficult for you to obtain or enforce judgments against us

We are incorporated in Argentina. All of our directors and executive officers reside outside the United States, and substantially all of our and their assets are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce judgments against them or us in U.S. courts. We have been advised by our special counsel, Bruchou & Funes de Rioja, that there is doubt as to the enforceability in original actions in Argentine courts of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Argentine courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. The enforcement of such judgments will be subject to compliance with certain requirements under Argentine law, such as Articles 517 through 519 of the Argentine Code of Civil and Commercial Procedure, including the condition that such judgments do not violate the principles of public policy of Argentine Law, as determined by an Argentine court. In addition, an Argentine court will not order an attachment on property located in Argentina and determined by such court to be essential for the provision of a public service.

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

The relative volatility and illiquidity of the Argentine securities markets may substantially limit our ADS holders’ ability to sell common shares underlying the ADSs at the price and time they desire

Investing in securities that trade in developing countries, such as Argentina, often involves greater risk than investing in securities of issuers in the United States (see “Risks Relating to Argentina - Substantially all of our revenues are generated in Argentina and thus are highly dependent on economic and political conditions in Argentina”). The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. During the third quarter of 2022 the ten largest companies in terms of their weight in the S&P MERVAL index represented approximately 80.00 % of its composition. Accordingly, although holders of our ADSs are entitled to withdraw the common shares underlying the ADSs from the ADS Depositary at any time, their ability to sell such shares at a price and time at which they wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D.- Exchange Controls”.

If there are substantial sales of our common shares or the ADSs, the price of the common shares or of the ADSs could decline

Sales of substantial number of our common shares or the ADSs could cause a decline in the market price of our common shares. In addition, if our significant shareholders, directors and members of senior management listed in “Item 6.  Directors, Senior Management and Employees-Senior Officers,” who, as of April 21, 2023, own in aggregate 0.10% of our outstanding common shares, sell our common shares or the ADSs or the market perceives that they intend to sell them, the market price of our common shares or the ADSs could drop significantly.

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

We are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

Holders of our common shares may determine not to pay any dividends

In accordance with the Argentine Corporate Law, after allocating at least 5.00% of our annual net earnings to constitute a mandatory legal reserve, we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our consolidated financial statements prepared in accordance with IFRS. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

Pursuant to the terms of the amendment to the Brigadier Lopez Loan between the Company and Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. dated December 22, 2020, the Company is precluded from making dividends payment during 2021 and limited to a maximum of US$25.0 million and US$20.0 million in dividends payment for 2022 and 2023, respectively. For more information see “Item 5.A. Operating Results-Indebtedness-Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC”.

We may be a passive foreign investment company for U.S. federal income tax purposes

A non-U.S. corporation will be considered a passive foreign investment company, which we refer to as a PFIC, for U.S. federal income tax purposes in any taxable year in which 75.00% or more of its gross income is “passive income” or 50.00% or more of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. The determination as to whether a non-U.S. corporation is a PFIC is based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of income and assets of the non-U.S. corporation from time to time and, in certain cases, the nature of the activities performed by its officers and employees.

Based upon our current and projected income, assets and activities, we do not expect to be considered a PFIC for our current taxable year or for future taxable years. However, because the determination of whether we are a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25.00% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder, as defined in “Item 10.E. Taxation-Certain United States Federal Income Tax Considerations,” holds the ADSs or common shares, the U.S. Holder might be subject to increased U.S. federal income tax liability and to additional reporting obligations. See “Item 10.E. Taxation-Certain United States Federal Income Tax Considerations-Passive Foreign Investment Company”. U.S. Holders are encouraged to consult their own tax advisors regarding the applicability of the PFIC rules to their purchase, ownership and disposition of the ADSs or common shares.

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

Item 4. Information on the Company

Recent Developments

Acquisition of Loma Alta Forestal and Forestal Argentina

On December 27th, 2022, Proener S.A.U. (“Proener”), an affiliate controlled by Central Puerto S.A., acquired 100.00% of the capital stock and votes of Forestal Argentina S.A. (“Forestal Argentina”) and Masisa Forestal S.A. (“Masisa Forestal,” currently Loma Alta Forestal S.A.).

Both companies were acquired from Masisa S.A. and Masisa Overseas S.A. (jointly, “Masisa”), consisting of approximately 72,000 hectares in the provinces of Entre Ríos and Corrientes, of which approximately 43,000 hectares are planted with eucalyptus and pine trees. The transaction price was US$69.4 million.

This acquisition was the largest transaction in the forestry sector in the last 30 years in Argentina. Through this acquisition, Central Puerto became the most relevant Argentine company in the forestry sector in Argentina, a market in which mostly companies with foreign capital operate.

The Company decided to make this acquisition as part of its strategy to invest in sectors in which Argentina has a comparative advantage. Argentina has one of the highest forestry growth rates worldwide, with trees growing about ten times faster than in the northern hemisphere. This is one of the main reasons why the forestry sector has become one of the businesses in Argentina with the greatest competitive advantage and higher growth potential. Participating in the forestry sector could become a source of future business opportunities linked to carbon credits and energy generation with biomass.

Acquisition of Participation Interests in Enel Generación Costanera S.A.

On February 17, 2023, Proener acquired 531,273,928 shares from Enel Argentina S.A., representing 75.68% of the capital and voting stock of Enel Generación Costanera S.A. (“Central Costanera”). The purchase price amounted to US$48.0 million. Through the acquisition of Central Costanera, the Company has reinforced its growth in Argentina by consolidating as a market leader in the generation sector.

The offer by Proener comprised (i) US$48.0 million for 75.68% of the capital and voting stock of Central Costanera and (ii) US$54.0 million for (a) Enel Argentina S.A.’s direct participation interest in Central Dock Sud S.A (CDS), representing 0.24% of CDS capital and voting stock; plus (b) Enel Américas S.A.’s direct participation interest in Inversora Dock Sud S.A (IDS), representing 57.14% of IDS capital and voting stock. IDS has a controlling interest in CDS that represents 71.78% of the capital and voting stock of CDS. The transaction involving CDS and IDS was subject to certain terms and conditions, such as the right to match the offer by another shareholder of CDS. Such right was exercised by another shareholder, which resulted in the transaction between Proener and Enel Argentina S.A. and Enel Américas S.A. to terminate.

The value of Central Costanera represents a unique opportunity as a strategic asset. The growth potential of this acquisition is based on the operational and corporate synergies between Central Costanera and our existing generation assets, our experienced management team and our technical and operational knowledge. We believe it is necessary to increase the power availability of the equipment of Central Costanera to strengthen and cover the demand at the national level.

Central Costanera is located in the City of Buenos Aires, reaching almost 6.00% participation of the total installed capacity of SADI and generates energy demanded by 3.5 million homes throughout the country. As of the date of this annual report, the Central Costanera plant is made up of six turbo-steam units, with an installed capacity of 1,140 MW of power, and two Combined Cycle units of 315 MW and 850 MW.

Considering the above, in accordance with applicable regulations, a mandatory tender offer in connection with the acquisition of Central Costanera was announced on March 17, 2023.  The tender offer was addressed to all the ordinary shares, par value Pesos one ($1) each and one vote per share issued by Central Costanera and listed in BYMA, which are not owned directly or indirectly by Proener. Proener offered to pay the average price of the shares corresponding to the prior semester (i.e., Ps.83.46 per share) to the respective shareholders of Central Costanera. The tender offer is voluntary for Central Costanera’s shareholders, so that shareholders may elect to participate in the tender offer or maintain their holdings. As of the date of this annual report, the tender offer the tender offer is under analysis by the CNV and its launch is conditioned upon such regulatory approval.

Shareholder’s General Meeting

On March 8, 2023, the Board of Directors of Central Puerto convened the Annual General Meeting of Shareholders and a Special Shareholders’ Meeting for April 28, 2023 to discuss the following items of the agenda:

1.	Appointment of two shareholders to sign the minutes.

2.

Consideration of the Annual Report and its exhibit, the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Shareholders’ Equity, the Consolidated Cash Flow Statement, the Notes to the Consolidated Financial Statements and Exhibits, the Individual Income Statement, the Individual Comprehensive Income Statement, the Individual Balance Sheet, the Individual Cash Flow Statement, Notes to the Individual Financial Statements, Brief, Auditor Report, and Statutory Audit Committee Report, all of them for the fiscal year ended December 31, 2022.

3.

Consideration of the income (loss) for the fiscal year and the Board of Director’s proposal that consists on assigning: a) the amount of ARS 952,025 to the Statutory reserve; and b) the remaining balance of the retained accumulated income to the creation of an Optional reserve to be destined to the payment of dividends based on the evolution of the Company’s financial position and the Dividends Payment Policy in force, delegating on the Board of Directors its reversal for the payment of dividends and the determination of the opportunity, currency, terms and other terms and conditions for payment, in accordance with the delegation agreed at the Shareholders’ Meeting. Consideration and approval of payment of the Profit-Sharing Bond stated by Sections 12 and 33 of the By-laws.

4.	Consideration of the Board of Directors performance during the fiscal year ended December 31, 2022.

5.	Consideration of the Statutory Audit Committee performance during the fiscal year ended December 31, 2022.

6.

Consideration of the compensation of the Company’s Board of Directors for the fiscal year ended December 31, 2022, within the limit of profits in accordance with section 261 of Law No. 19550 and CNV Regulations. Consideration of the advanced payment of fees to the Board of Directors for the fiscal year closing next December 31, 2023.

7.	Consideration of the compensation of the members of the Statutory Audit Committee for the fiscal year ended December 31, 2022; and the fee scheme for the period closing next December 31, 2023.

24

8.

Fixing of the number of Deputy Directors and appointment of Directors and Deputy Directors, specifying their term in office, as per Section 17 of the Bylaws and the transitory provision in Section 39 of the Bylaws. Continuity of the current Chairman until the appointment by the Board of Directors of the Company.

9.	Appointment of the Statutory Audit Committee members and deputy members for the fiscal year closing next December 31, 2023.

10.	Consideration of the compensation of the certifying accountant of the Company regarding the annual accounting documents for the fiscal year 2022.

11.	Appointment of the certifying accountant and of the deputy certifying accountant for the fiscal year closing next December 31, 2023 and the fixing of its remuneration.

12.	Approval of the Annual Budget for the functioning of the Supervisory Committee.

13.	Granting of authorizations.

Projects under construction during the pandemic

The COVID-19 outbreak caused delays in the completion dates of construction projects. However, construction activities resumed after the issuance of Administrative Decision 468/2020, after health safety measures were implemented. San Lorenzo thermal plant resumed construction on April 27, 2020, but travel restrictions and national borders lockdown caused a delay in the arrival of necessary personnel for the project. The Company requested the suspension of applicable agreement terms and the non-application of sanctions due to unforeseen and inevitable circumstances. The Secretariat of Energy ordered CAMMESA to temporarily suspend the calculation of terms for projects, including San Lorenzo, for a maximum term of six months. However, the temporary suspension was not sufficient due to COVID-19 measures, causing a strong slowdown in activities related to the project. The Secretariat of Energy granted a new suspension of terms, and CAMMESA granted a 45-day extension. The Company established August 15, 2021, as the new commercial authorization date for the San Lorenzo project to resume. In addition, the COVID-19 outbreak also affected the construction of the Brigadier López plant’s combined cycle due to construction restrictions and difficulties in obtaining necessary financing.

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

See “Item 3.D Risk Factors- Risk Relating to Our Business - An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects”.

Unavailability of Power Generation

During year 2022, the main failures resulting in unavailability of our power generation units were the following:

In the Lujan de Cuyo plant (i) unit LDCUTG27 was unavailable from December 17, 2021, to February 7, 2022, due to a failure in its gearbox, and (ii) unit LDCUTG26 was unavailable from June 21, 2022 to August 17, 2022, also due to a failure in its gearbox, and from September 19, 2022 to November 3, 2022, due to a failure in its lubrication system.

In the Puerto Complex, unit CEPUTG11 was unavailable from July 7, 2022, to July 22, 2022 due to a failure in the generator’s output cable.

Item 4. A History and development of the Company

Central Puerto S.A. (“Central Puerto” or the “Company”) is incorporated as a sociedad anónima under the laws of Argentina. Our principal executive offices are located at Avenida Thomas Edison 2701, C1104BAB Buenos Aires, Republic of Argentina. Our telephone number is +54 (11) 4317-5900.

We were incorporated pursuant to Executive Decree No. 122/92 on February 26, 1992. We were formed in connection with the privatization process involving Servicios Eléctricos del Gran Buenos Aires (“SEGBA”) in which SEGBA’s electric power generation, transportation, distribution, and sales activities were privatized. We were registered with the Public Registry of Commerce of the City of Buenos Aires on March 13, 1992, and created for a term of 99 years from the date of such registration.

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

Our shares are listed on the BYMA and, since February 2, 2018, have been listed on the NYSE under the symbol “CEPU”.

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

The 2014 Merger

On October 1, 2014, we merged with three operating companies under the common control of SADESA: (i) HPDA, (ii) CTM and (iii) LPC. The purpose of the merger was to optimize operations and achieve synergies among the businesses. We refer to this merger as the “2014 Merger”. Following the 2014 Merger, each of HPDA, CTM and LPC were dissolved.

Prior to the 2014 Merger, we owned and operated three thermal generation plants for electric power generation located within one complex in the City of Buenos Aires. Our Nuevo Puerto and Puerto Nuevo thermal generation plants are equipped with five steam turbine-generator units in the aggregate and have an installed capacity of 360 MW and 589 MW, respectively. The third plant, the Puerto combined cycle plant has two gas turbines, two heat recovery steam generators and a steam turbine, and it has a total installed capacity of 798 MW. Prior to the 2014 Merger, we had a total installed capacity of 1,747 MW and were already one of the major SADI electric power generators.

As a result of the 2014 Merger, we added the Luján de Cuyo plant, the La Plata plant, which, effective as of January 5, 2018, we sold to YPF EE (for further information see “Item 4.A. History and development of the Company-La Plata Plant Sale”), and the Piedra del Águila hydroelectric complex.

 As of December 31, 2022, we operated one hydroelectric generation plant, owned, and operated five thermal generation plants, and seven wind farms, for the generation of electric power in Argentina. We had a combined installed capacity of 4,809 MW and have significantly improved our position as a major SADI electric power generator, producing approximately 12.6% of the energy generated by private sector SADI generators in 2022. As of the date of this annual report, installed capacity increased to 7,114 MW as a result of the acquisition of Central Costanera.

Hidroeléctrica Piedra del Águila S.A. (HPDA)

HPDA was a sociedad anónima (corporation) incorporated in 1993 that operated the Piedra del Águila hydroelectric complex with an installed capacity of 1,440 MW since it started commercial operation in 1993. HPDA entered into the HPDA Concession Agreement (as defined below) to operate and maintain the Piedra del Águila hydroelectric complex, that was assigned to us during the 2014 Merger. For further information regarding the HPDA and the HPDA Concession Agreement, see “-Electricity Generation from our Hydroelectric Complex-Piedra del Águila”.

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

Centrales Térmicas Mendoza S.A. (CTM)

CTM was a sociedad anónima (corporation) incorporated in 1993 focused on electric power generation and steam production. Before the 2014 merger, CTM was focused on two primary activities: electric power generation and steam production. CTM owned the Luján de Cuyo plant located in Luján de Cuyo in the Province of Mendoza, which began commercial operation in 1971. With the installation of its first two steam turbines, had an installed capacity of 576 MW and was the top producer of electric power in the Cuyo region. For further information regarding CTM’s operations that were transferred to us in the 2014 Merger, see “-Electricity Generation from our Thermal Generation Plants-Luján de Cuyo plant”.

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

Following the Merger between IGCE, IGCU, RPBC and MAGNA (See Item 4.A - Merger between IGCE, IGCU, RPBC and MAGNA), as of the date of this annual report, IGCE holds a 51.00% interest in DGCU, and we hold a 42.31% interest in IGCE. Therefore, we indirectly hold a 21.58% equity interest in DGCU.

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

As of the date of this annual report, we hold a 42.31% interest in IGCE and a direct 17.20% interest in DGCE. Therefore, we hold, both directly and indirectly, a 40.59% in DGCE.

IGCE is the controlling shareholder of Energía Sudamericana S.A. (“ESSA”), which is a private company not listed in any commercial stock exchange, and which prepares its financial statements in accordance with IFRS. We also own a 2.45% direct equity interest in ESSA.

Ecogas has a gas distribution network covering 36,791 km and served approximately 1,418,983 customers as of December 31, 2022. In 2022, Ecogas distributed an average of 13.3 million cubic meters of natural gas per day; and in 2021, Ecogas distributed an average of 12.9 million cubic meters of natural gas per day. This volume of distribution represented approximately 15.40% and 15.00% of the gas delivered by all the distribution companies in Argentina in December 2022 and 2021, respectively, according to data from ENARGAS.

Control Acquisition by Tender Offer of Third Parties in respect of DGCU shares

On January 7, 2015, the Company acquired 49.00% of interests in IGCU, the parent company of DGCU and, as a result, the Company held indirectly 24.49% of DGCU’s capital stock. Following this acquisition, Magna, RPBC, Central Puerto and Mr. Federico Tomasevich (jointly, the “Offerors”) resolved to participate proportionally in the tender offer for DGCU’s shares with voting rights that were publicly listed on the BYMA in order to acquire the remaining outstanding shares of DGCU that the Offerors did not already own. On October 30, 2015, the board of directors of the CNV approved the tender offer. Upon termination of the offer in January 2016, since no acceptances were tendered, no shares were acquired in this tender offer. During 2019, IGCE absorbed IGCU, RPBC and MAGNA. As of the date of this annual report, we own a 42.31% interest in IGCE and, as a result, we indirectly hold a 21.58% equity interest in DGCU. For further information on the merger of IGCE and IGCU, see “- Merger between IGCE, IGCU, RPBC and MAGNA”.

Merger between IGCE, IGCU, RPBC and MAGNA

On March 28, 2018, the Board of Directors of IGCE, IGCU, RPBC Gas S.A. (“RPBC”) and Magna Inversiones S.A. (“Magna”), approved the Preliminary Merger Agreement (Compromiso Previo de Fusión) of the companies (the “Merger”), in which IGCE acted as the surviving company and IGCU, RPBC and Magna, as absorbed companies.

On August 9, 2019, ENARGAS issued resolution No. RESFC-2019-458-APN-DIRECTORIO#ENARGAS, approving the merger in the terms of such resolution.

On September 12, 2019, the merger was registered with the Public Registry of the City of Buenos Aires (Inspección General de Justicia).

The 2016 Merger

On January 1, 2016, we merged with three holding companies: (i) SADESA, (ii) HNQ and (iii) OSA. The purpose of the merger was to reorganize and optimize our corporate structure. As a result of the merger, we reduced our share capital from Ps.199,742,158 to Ps.189,252,782. We refer to this merger as the “2016 Merger”. Following the 2016 Merger, each of SADESA, HNQ and OSA were dissolved.

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

La Plata Plant Sale

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant for a total sum of US$31.50 million (without VAT), subject to certain conditions. On February 8, 2018, after such conditions were met, the plant was transferred to YPF EE, including generation assets, personnel and agreements related to the operation and/or maintenance of the La Plata plant’s assets, with effective date January 5, 2018. The contract between us and Transportadora de Gas del Sur (“TGS”) for the natural gas transportation capacity has remained effective after the sale of the La Plata plant. Pursuant to the terms of our agreement with YPF EE, we resell our gas transportation capacity to YPF EE through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF EE will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas marketer to permit the resale of our gas transportation capacity to YPF EE without the risk of intervention from interested third parties. On July 20, 2018, we were effectively registered as natural gas marketer. As of the date of this annual report, the delivery of the transportation capacity to YPF EE is done through the “Resale” mechanism.

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

In August 2018 and September 2018, respectively, the La Castellana I and Achiras wind farms started operations. The original COD of the La Genoveva I was expected for May 2020, but due to the outbreak of COVID-19, the construction of the plant was delayed. On November 21, 2020, La Genoveva I commenced full commercial operations.

In addition, the former Ministry of Energy and Mining through Resolution No. 281-E/ 2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies and the conditions for granting “dispatch priority” that allows such transactions to take place and ensures that the private generating companies will not be restricted in the future in its generation dispatch (see “Item 4.B. Business Overview-The Argentine Electric Power Sector-Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). In July 2019, September 2019, December 2019/January 2020/March 2020, and February 2020, the wind farms La Castellana II (developed by CPR Energy Solutions S.A.U.), La Genoveva II (developed by Vientos La Genoveva II S.A.U.), Manque (CP Manque S.A.U.), and Los Olivos (CP Los Olivos S.A.U.), respectively, reached their COD. As of the date of this annual report, we have already entered into long-term PPA contracts with private customers for 100.00% of the estimated energy generation capacity of our term market renewable energy projects developed under Resolution No. 281-E/17 regulatory framework.

Within the framework of Resolution SEE No. 281/17, we made an offer to reserve capacity access to the electricity transportation net, in order to develop a solar powerplant (the “San Carlos Project”) located in the Province of Salta. In July 2022 we were awarded 10 MW of reserved capacity. The management of the construction and subsequent operation of the San Carlos Project will be carried out by Vientos La Genoveva II S.A.U.

Luján de Cuyo and San Lorenzo thermal cogeneration plants

In 2017, the Secretariat of Electric Energy, pursuant to Resolution SEE No. 287-E/17, called for proposals for the supply of electric power to be generated through the installation of co-generation units, among others. We submitted bids on August 9, 2017, and, on September 25, 2017, we were awarded two co-generation projects, the San Lorenzo and the Luján de Cuyo projects, which each of these projects will represent two additional sources of income to the Company: (i) electric power sales to CAMMESA through 15-year term PPAs which are priced in U.S. dollars; and (ii) steam sales pursuant to separate steam supply agreements negotiated with private offtakers.

On October 5, 2019, the Luján de Cuyo cogeneration project started operations, with an installed capacity of 95 MW.

San Lorenzo project reached full COD on August 15, 2021 and obtained total commissioning of its combined cycle facility (391 MW).

Purchase of the Brigadier López Plant

On June 14, 2019, Central Puerto, through an offer presented in a local and foreign public tender called by IEASA, purchased the Brigadier López Plant. The transference includes: (a) personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used in connection with the operation of the Brigadier López Plant; (b) IEASA’s contractual position in certain existing contracts (including Turbogas and Turbosteam supplying contracts with CAMMESA and the Brigadier López Financial Trust Agreement (as defined below), among others); (c) permits and authorizations in effect related to the Brigadier López Plant operation; and (d) Brigadier López Plant employees.

The Brigadier López Plant has installed a Siemens gas turbine of 281 MW. According to the tender specifications and conditions, the project already has the boiler and a steam turbine to reach the closing of the combined cycle, which is expected to generate 420 MW in total. As of the date of this annual report, works for the closing of the combined cycle have been launched and are expected to be completed during 2024. See “An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects”.

Item 4.B Business Overview

Overview

We are one of the largest private sector power generation companies in Argentina, as measured by generated power, according to data from CAMMESA. In the year ended December 31, 2022, we generated a total of 17,484 net GWh of power, representing approximately 12.60% of the power generated by private sector generation companies in the country during such period, according to data from CAMMESA. We had an installed capacity of 4,809 MW as of December 31, 2022.

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

The following table presents a brief description of the power plants we owned and operated as of December 31, 2022.

Power plant	Location	Installed capacity (MW)	Technology
Puerto Nuevo(1)	City of Buenos Aires	589.00	Steam turbines
Nuevo Puerto(1)	City of Buenos Aires	360.00	Steam turbines
Puerto combined cycle(1)	City of Buenos Aires	798.00	Combined cycle
Luján de Cuyo plant	Province of Mendoza	576.00	Steam turbines, gas turbines, two cycles and mini-hydro turbine generator, producing electric power and steam
Brigadier López plant	Province of Santa Fe	281.00	Gas turbine
San Lorenzo plant	Province of Santa Fe	391.00	Combined cycle
Piedra del Águila plant	Piedra del Águila (Limay River, bordering provinces of Neuquén and Río Negro)	1440.00	Hydroelectric plant
La Castellana I wind farm(2)	Province of Buenos Aires	101.00	Wind turbines
La Castellana II wind farm(2)	Province of Buenos Aires	15.00	Wind turbines
La Genoveva I wind farm(2)	Province of Buenos Aires	88.00	Wind turbines
La Genoveva II wind farm(2)	Province of Buenos Aires	42.00	Wind turbines
Achiras wind farm(2)	Province of Córdoba	48.00	Wind turbines
Manque wind farm(2)	Province of Córdoba	57.00	Wind turbines
Los Olivos wind farm(2)	Province of Córdoba	23.00	Wind turbines
Total		4,809.00

____________

(1)	Part of the “Puerto Complex” as defined in “Business”.
(2)

La Castellana I, La Castellana II, Achiras, Manque, Los Olivos, La Genoveva I and La Genoveva II wind farms are owned by CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Achiras S.A.U., CP Manque S.A.U., CP Los Olivos S.A.U., Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U., respectively, the first five of which are fully owned subsidiaries of CP Renovables S.A. while the latter two are wholly owned subsidiaries of Central Puerto S.A. We own a 100.00% interest in CP Renovables. See “Item 4.B. Business Overview-Our Subsidiaries”.

In addition, we participate in two arrangements known as the FONINVEMEM and the CVO Agreement, which are managed by CAMMESA at the instruction of the Secretariat of Electric Energy (for further information see “Item 4.B. Business Overview-FONINVEMEM and Similar Programs”). The Argentine Government created the FONINVEMEM with the purpose of repaying power generation companies, like us, the existing receivables for electric power sales between 2004 and 2011 and funding the expansion and development of new power capacity. As of the date of this annual report, there are no outstanding receivables under the FONINVEMEM agreement. As a result of our participation in the CVO arrangement, we receive monthly payments for certain of our outstanding receivables with CAMMESA. Additionally, we have an equity interest in the companies that operate the FONINVEMEM and CVO Agreement’s new combined cycle projects, which will be entitled to have an ownership of the combined cycle projects.

During 2022 and 2021 we collected Ps. 12.41 billon and Ps.15.96 billion from CVO receivables, respectively, in each case measured in current amounts as of December 31, 2022.

As of December 31, 2022, we held equity interests in the companies that operate the following FONINVEMEM thermal power plants:

Power plant	Operating Company	Location	Installed capacity (MW)	Technology	% Interest in the operating company(1)
San Martín	Termoeléctrica José de San Martín S.A. (TJSM)	Timbúes, Province of Santa Fe	865.00	Combined cycle plant, which became operational in 2010	9.627%
Manuel Belgrano	Termoeléctrica Manuel Belgrano S.A. (TMB)	Campana, Province of Buenos Aires	873.00	Combined cycle plant, which became operational in 2010	10.831%
Vuelta de Obligado	Central Vuelta de Obligado S.A. (CVOSA)	Timbúes, Province of Santa Fe	816.00	Combined cycle plant, which became operational in March 2018	56.190%

____________

(1)	In each case, we are the private sector generator with the largest ownership stake.

On January 3, 2020, the Argentine Government sent a notice to the Company stating that, in accordance with FONINVEMEM Agreement, TJSM and TMB should perform all necessary acts to incorporate the Argentine Government as shareholder of both companies, claiming, in each case, the following equity interest rights: 65.006% in TMB and 68.826% in TJSM.

On March 11, 2021, the Argentine Government subscribed its shares and the equity of the shareholders of TJSM and TMB were diluted. In the case of our equity interest, from 30.875% to 9.627% in TJSM and from 30.946% to 10.831% in TMB.

See “Item 3D. Risk Factors-Risks Relating to our Business-Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted” and “Item 4.B. Business Overview-Our Affiliates-Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)”.

The following set of graphs shows our total assets under the FONINVEMEM program:

____________

(1)	Future ownership structure of the operating companies is subject to the Claim that the Company filed against the Argentine government

Source: TJSM, TMB and CVOSA

The following graphic breaks down where our plants and power investments were located in Argentina as of December 31, 2022, and their installed capacity:

____________

(2)	“FONINVEMEM Plants” refers to the plants José de San Martín, Manuel Belgrano and Vuelta de Obligado, see “Item 4.B. Business Overview-FONINVEMEM and Similar Programs”.
(3)	Power capacity numbers have been rounded. The power capacity with respect to certain assets is the nominal power capacity of the plant, which may differ from the awarded capacity.

In the year ended December 31, 2022, we had revenues of Ps.101.4 billion (or US$572.3 million).

In the year ended December 31, 2022, we sold approximately 75.97% of our electric energy sales (in MWh) under the Spot Sales. Sales under Spot Sales accounted for 39.62% of our revenues in the year ended December 31, 2022. In the year ended December 31, 2016, tariffs under the Spot Sales were paid by CAMMESA based on a fixed and variable costs system which was determined by the former Secretariat of Electric Energy pursuant to Resolution SE No. 95/13, as amended. These tariffs were adjusted annually, denominated in pesos, and remained unchanged throughout the year. From February 2017 to February 2019, the Spot Sales were regulated by Resolution SEE No. 19/17, which replaced Resolution SE No. 95/13, as amended. Resolution SEE No. 19/17 increased the Spot Sales’ tariffs and denominated them in U.S. dollars. From March 2019 to and including January 2020, Spot Sales were regulated by Resolution SRRyME No. 1/19, which abrogated Resolution SE No. 19/17. Resolution SRRyME No. 1/19 decreased the tariffs for the energy and power.  On February 27, 2020, the Secretariat of Energy issued Resolution No. 31/20, which replaces the regulatory framework for Spot Sales applicable from February 1, 2020, providing that prices would be set in Argentine pesos, and would be periodically adjusted through an inflation index.

However, on April 8, 2020, the Secretariat of Energy instructed CAMMESA to postpone until further notice the application of Annex VI, related to the price update mechanism described under “Item 4.B. Business Overview-The Argentine Electric Power Sector-Remuneration Scheme-The Current Remuneration Scheme”. Thus, since the settlement of the transaction due on March 2020, CAMMESA has not applied the adjustment mechanism. The non-application of the aforementioned Annex VI had an adverse effect on the operational results of the Company.

In May 2021, Resolution SE No. 440/21 was issued -although it was applicable as from the economic transactions corresponding to February 2021- amending Resolution No. 31/20 and increasing prices for generators among other modifications. Under the Spot Sales, the fuel required to produce the energy we generate is supplied by CAMMESA free of charge, and the price we receive as generators, for sales not made under term contracts, is determined by the Resolution SE No. 440/2021 without accounting for the fuel CAMMESA supplies. Our compensation under the Spot Sales depends to a large extent on the availability and energy output of our plants and, in the case of the thermal units, the Utilization Factor of each machine (eliminated with Resolution 238/22).

In April 2022, Resolution No. 238/22 was issued -although it was applicable as from the economic transactions corresponding to February 2022- amending Resolution No. 440/21, increasing energy generation and capacity prices retroactively by 30.00% to February 2022. The resolution also eliminated the Utilization Factor adjustment that reduced the capacity payment calculation for the units with lower dispatch, resulting in the payment by all generation units regardless dispatch volumes. An additional 10.00% increase was announced in June 2022.

In December 2022, Resolution No. 826/2022 was issued amending Resolution No. 238/22, increasing energy generation and capacity prices retroactively by 20.00% to September 2022 and by 10.00% to December 2022, while also establishing future increments by 25.00% as of February 2023 and by 28.00% as of August 2023.

Finally, in February 2023, through Resolution No. 59/2023 the Secretariat of Energy authorized generators with combined cycle units to adhere to an agreement aimed at encouraging investments for major and minor maintenance activities in connection with these facilities (the “Agreement on Availability of Power and Improvement of Efficiency”). Pursuant to the Agreement on Availability of Power and Improvement of Efficiency, the adhering generators undertake to achieve at least 85.00% availability of average monthly power in exchange for a new power and generation price in both U.S. dollars and Argentine pesos.

In the case of power, the price was set at 2,000 USD/MW-month plus (i) 85.00% of the remuneration of power set forth in Resolution No. 826/22 in Argentine pesos (during spring and autumn) or (ii) 65.00% of the remuneration of power set forth in Resolution No. 826/22 in Argentine pesos (during summer and winter). In the case of energy, the price was set at 3.5 USD/MWh for units that use gas and at 6.1 USD/MWh for units that use alternative fuels (i.e., diesel).

Regarding fuel costs, on November 7, 2018, pursuant to Resolution SEE No. 70/18, the Argentine Government authorized generators to purchase their own fuel for assets under the Spot Sales Regulatory framework. If generation companies opt to take this option, CAMMESA values and pays the generators their respective fuel costs in accordance with the Variable Costs of Production (CVP) declared by each generator to CAMMESA. The agency in charge of dispatch (Organismo Encargado del Despacho or “OED” using the Spanish acronym) -CAMMESA- continued to supply the fuel for those generation companies that do not elect to take this option. In accordance to Resolution SEE No. 70/18, in November 2018, we started purchasing fuel for our Luján de Cuyo combined cycle, and in December 2018, for all our thermal units.

On December 27, 2019, the Ministry of Productive Development issued Resolution MDP No. 12/2019, repealing Resolution SEE No. 70/18 and restoring Art. 8 of Resolution SE No. 95/2013. Beginning January 2020, CAMMESA became the only fuel supplier for generation companies, except for (i) thermal units that had prior commitments with CAMMESA for energy supply contracts with their own fuel management and (ii) thermal units under the Energía Plus regulatory framework, authorized under Resolution SE No.1281/05 to supply energy to large private users.

Additionally, we have sales under contracts, including (i) term market sales under contract, (ii) MATER sales under contracts, (iii) Energía Plus sales under contract; and (iii) sales of energy under the RenovAr Program.

Term market sales under contract include sales of electric power under negotiated contracts with private and public sector counterparties. MATER sales under contracts include sales of electric power under negotiated contracts with private and public sector counterparties generated exclusively from renewable energy plants. In all cases, sales under contracts generally involve PPAs with customers and are contracted in U.S. dollars. Prices in term market sales under contracts from thermal units and Energía Plus contracts include price of fuel used for generation, cost of which is assumed by the generator or include such cost as a component of the sale that is charged to the client. For terms longer than one year, these contracts typically include electric power price updating mechanisms in case of fuel price variations or the generator being required to use liquid fuels in the event of a shortage of natural gas. For further information regarding our main clients for term market sales under contract, see “Business-Our Customers”. Term market sales under contract, and MATER sales under contracts accounted 15.00% and 3.00% of our electric power sales (in MWh) and 35.09% and 6.49% of our revenues for the year ended December 31, 2022, respectively.

In our Luján de Cuyo plant, we are also permitted to sell a minor portion (up to 16 MW) of our generation capacity and electric power under negotiated contracts with private sector counterparties under the Energía Plus, to encourage private sector investments in new generation facilities. Energía Plus sales under contracts accounted for 0.10% of our electric power sales (in MWh) and 0.02% of our revenues for the year ended December 31, 2022. These contracts typically have one-to-two-year terms, are denominated in U.S. dollars and are paid in pesos at the exchange rate as of the date of payment. Under the rules and regulations of the Energía Plus, the generator buys the fuel to cover the committed demand of electric power and supplies the electric power to large electric power consumers at market prices, denominated in U.S. dollars, previously agreed between the generator and its clients.

RenovAr sales under contracts include sales of electric power generated exclusively from renewable energy plants under negotiated contracts with public sector counterparties. We have long term contracts signed with CAMMESA. Prices under these PPA’s are in U.S. dollars and guaranteed by the FODER. In the RenovAr Program, our subsidiaries, Achiras, La Castellana I and La Genoveva I entered in a 20-year PPA  with CAMMESA that establishes that 100% of the generation of the contracted capacity of the wind farm will be sold to CAMMESA at the awarded price plus the respective incentive and adjustment factors which increases the awarded price approximately by 10.00% to 15.00%. See “Item 4.B, Business Overview-The Argentine Electric Power Sector -Structure of the Industry-Renewable Energy Program”. Sales under RenovAr Program accounted for 6.00% of our electric power sales (in MWh) and 11.52% of our revenues for the year ended December 31, 2022. See “Item 4.B. Business Overview-The Argentine Electric Power Sector”.

We also produce steam. As of December 31, 2022, we had an installed capacity of 465 tons per hour. Steam sales accounted for 4.84% of our revenues for the year ended December 31, 2022. Our production of steam for the year ended December 31, 2022, was 1,960 thousand metric tons. Our Luján de Cuyo plant supplies steam under negotiated contracts with YPF.

Our Luján de Cuyo plant has a combined heat and power (CHP) unit in place, which started operations on October 5, 2019, replacing the previous CHP, and supplies up to 125 metric tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam supply agreement. This contract is denominated in U.S. dollars but can be adjusted in the event of variations in U.S. dollar-denominated prices for fuel necessary for power generation. This new steam supply contract with YPF was entered into on December 15, 2017, for a period of 15 years and replaced the contract in place with YPF. For further information on the steam supply agreements with YPF for the Luján de Cuyo plant, see “Item 5.A. Operating Results-Factors Affecting Our Results of Operations-Sales Under Contracts, Steam Sales and Others -Steam supply to YPF-Luján de Cuyo plant”.

The contract between us and Transportadora de Gas del Sur (“TGS”) for the natural gas transportation capacity has remained effective after the sale of the La Plata plant. Pursuant to the terms of our agreement with YPF EE, we resell our gas transportation capacity to YPF EE through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF EE will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas trader to permit the resale of our gas transportation capacity to YPF EE without the risk of intervention from interested third parties. On July 20, 2018, we were effectively registered as natural gas trader. As of the date of this annual report, the delivery of the transportation capacity to YPF EE is done through the “Resale” mechanism. The resale to YPF EE of our natural gas transportation capacity accounted for 0.69% of our revenues for the year ended December 31, 2022.

We also produce steam in the San Lorenzo cogeneration plant. As of December 31, 2022, we had an installed capacity of 340 tons per hour. Our production of steam for the year ended December 31, 2022, was 1,042 thousand metric tons.  The San Lorenzo plant supplies steam under negotiated contracts with Terminal 6 Industrial S.A.

In addition, we have income derived from the operating fee that we receive for the management of the Central Vuelta de Obligado plant. The income from the management of the Central Vuelta de Obligado plant accounted for 1.73% of our revenues for the year ended December 31, 2022.

The following graph breaks down our revenues in the year ended December 31, 2022, by regulatory framework:

____________

Source: Central Puerto.

(1)

Includes sales of energy and power to CAMMESA remunerated under Resolution No. 95/13, Resolution No. 19/2017, Resolution No. SE 1/2019, Resolution No. 31/20, Resolution No. 440/21, Resolution No. 238/22 and Resolution No. 826/22 (see “Item 4.B. Business Overview-The Argentine Electric Power Sector-Remuneration Scheme). See “Item 4.B. Business Overview-The Argentine Electric Power Sector-Structure of the Industry-Shortages in the Stabilization Fund and Responses from the Argentine Government-The National Program”.

The following graph breaks down our electric energy sales in the year ended December 31, 2022, by regulatory framework, in MWh:

Source: Central Puerto.

In 2014, we acquired four heavy-duty, highly efficient gas turbines: (i) one General Electric gas turbine with a capacity of 373 MW; (ii) two Siemens gas turbines, each with a capacity of 298 MW; and (iii) one Siemens gas turbine with a capacity of 286 MW, which we installed in our San Lorenzo co-generation project, which commenced operations as a combined cycle on August 15, 2021. During 2021 two Siemens gas turbines stored in Germany, each with a capacity of 298 MW were sold. With respect to the GE gas turbine, which is already in Argentina, we are considering it for potential projects in the future and analyzing other prospects. However, it is uncertain whether there will be new projects or other prospects that would enable us to use the GE gas turbine. Additionally, we have also acquired 130 hectares of land in the north of the Province of Buenos Aires, in a location that provides excellent conditions for fuel delivery and access to power transmission lines.

We also own long-term significant non-controlling investments in companies that have utility licenses to distribute natural gas through their networks in the provinces of Mendoza, San Juan, San Luis, Córdoba, Catamarca and La Rioja. Considering our direct and indirect interests, we hold (i) a 21.58% equity stake in DGCU and (ii) a 40.59% equity stake in DGCE (Ecogas).

Ecogas has a gas distribution network covering 36,791 km and served approximately 1,418,983 customers as of December 31, 2022. In 2022, Ecogas distributed an average of 13.3 million cubic meters of natural gas per day; and in 2021, Ecogas distributed an average of 12.9 million cubic meters of natural gas per day. This volume of distribution represented approximately 15.40% and 15.00% of the gas delivered by all the distribution companies in Argentina in December 2022 and 2021, respectively, according to data from ENARGAS. In the year ended December 31, 2022, our interest in Ecogas produced Ps.159.6 million in share profit of an associate, which represented 0.16% of our net income for such period.

Through Resolution No. 17,949 dated January 7, 2016, the CNV granted a conditional authorization for the Company to enter the public offering regime through the issuance of simple, non-negotiable obligations. convertible into shares and the creation of a global program for the issuance of negotiable obligations (the “Program”) and, on March 16, 2016, the CNV decided to give effect to the Resolution. On September 9, 2019, the Company’s Assembly resolved to approve the voluntary withdrawal of the Company from the Public Offering Regime in which it was, stating that the Company has not issued negotiable obligations, as well as the cancellation of the Program. On October 24, 2019, the CNV notified the Company of joint signature CNV Resolution No. RESFC-2019-20506-APN-DIR # CNV of the same date, through which it resolved to cancel, as of the date of Resolution, the authorization granted to make a public offering of its Negotiable Obligations, due to the lack of outstanding securities. Likewise, having the Shareholders’ Meeting of January 26, 2018, resolved to approve the application of the Company to join the Public Offering of shares, the CNV authorized the Public Offering of class “B” shares (Resolutions No. 19,384 and No. 19,391 dated March 1, 2018, and March 8, 2018, respectively); However, the selling shareholders decided to postpone the offering, due to market reasons. Consequently, the CNV, on October 24, 2019, notified the Company of the CNV Resolution of joint signature No. RESFC-2019-20511-APN-DIR # CNV of the same date, through which it was resolved to cancel, as of that date, the authorization granted to the Company to make a public offering of its shares, due to the absence of placement of the negotiable securities.

Our Competitive Strengths

We believe that we have achieved a strong competitive position in Argentina mainly as a result of our development in the power generation sector, which has allowed us to accomplish the following strengths:

•

One of the largest private sector power companies in Argentina. We are one of the largest private sector power generation companies in Argentina, as measured by power generated, according to data from CAMMESA. In the year ended December 31, 2022, we generated a total of 17,484 net GWh of power. As of December 31, 2022, we had an installed generating capacity of 4,809 MW. Our size within the Argentine market positions us well to take advantage of future developments as investments are made in the electric power generation sector. Our ample installed capacity is also an advantage, as we have enough capacity to support large, negotiated contracts.

The following graphs show the SADI’s total power generation by private companies and market share for 2022 (grouped by related companies and subsidiaries):

Source: CAMMESA. (i) Enel includes Central Costanera, Central Dock Sud S.A. and Enel Generación El Chocón S.A.; (ii) Pampa Energía includes Central Térmica Güemes S.A., Central Térmica Loma la Lata S.A., Inversora Piedra Buena S.A., Inversora Diamante S.A., CTG and Inversora Nihuiles, and Petrobras Argentina S.A.; and (iii) AES Argentina Generación includes Central Térmica San Nicolás S.A. and Hidroeléctrica Alicurá S.A.

•

High quality assets with strong operational performance. We have a variety of high-quality power generation assets, including combined cycle turbines, gas turbines, steam turbines, wind farms, hydroelectric technology and steam and power co-generation technology, with a combined installed generating capacity of 4,809 MW, as of the date of this annual report. Our efficiency levels compare favorably to those of our competitors due to our efficient technologies. The following chart shows the efficiency level for the period between January 2022 and December 2022 of each of our generating units compared to our main competitors based on heat rate, which is the amount of energy used by an electric power generator or power plant to generate one kWh of electric power.

Source: CAMMESA.

The following chart shows the availability ratio of our thermal assets as compared to the market average:

Source: Central Puerto, CAMMESA.

1Average market availability for thermal units.

We have long-term maintenance contracts with the manufacturers of our combined cycle units and co-generation plants with the largest capacity, namely the Puerto combined cycle unit, the Luján de Cuyo combined cycle unit at the Luján de Cuyo plant, the Brigadier López gas turbine, the co-generation units at the Luján de Cuyo plant, San Lorenzo cogeneration plant and our windfarms, under which the manufacturers provide maintenance using best practices recommended for such units. Our remaining units receive maintenance through our highly trained and experienced personnel, who strictly follow the recommendations and best practices established by the manufacturers of such units. We are also capable of generating power from several sources of fuel, including natural gas, diesel oil and fuel oil. In addition, in recent years we have invested in adapting our facilities to be able to generate power from biofuels, and we have developed business relationships over the years with strategic companies from the oil and gas and the biofuel sectors. Our power generation units are also favorably positioned along the system’s power dispatch curve (the WEM marginal cost curve) as a result of our technologically diverse power generation assets and high level of efficiency in terms of fuel consumption, which ensures ample dispatch of energy to the system, even when taking into account new capacity additions expected in the coming years that were awarded pursuant to auctions to increase thermal generation capacity and capacity from renewable energy sources.

•

Diversified and strategically located power sector assets. Our business is both geographically and technologically diverse. Our assets are critical to the Argentine electric power network due to the flexibility provided by the large fuel storage capacity, which allows us to store 32,000 tons of fuel oil (enough to cover 6.3 days of consumption) and 20,000 tons of gas oil (enough to cover 5.7 days of consumption) at our thermal generation plants, in addition to our access to deep water docks, our dam water capacity and our ability to store energy for 45 days operating at full capacity at Piedra del Águila. The prices for power transmission are regulated and based on the distance from the generating company to the user, among other factors. In this regard, our thermal power plants are strategically located in important city centers or near some of the system’s largest customers, which constitutes a significant competitive advantage. For example, approximately 37.40% of Argentine energy consumption was concentrated within the metropolitan area of Buenos Aires during 2022 according to the monthly report of December 2022 prepared by CAMMESA. Because the lack of capacity in SADI limits the efficient distribution of energy generated in other geographic areas, our generation plants in Buenos Aires and Mendoza are essential to the supply of energy to meet the high demand in these areas. In addition, this need to generate energy close to a high consumption area in Argentina means that our plants are less affected by the installation of new capacity in other regions.

The diversification of our fuel sources enables us to generate energy in different contexts, as shown in the following chart:

Source: Central Puerto

____________

Note:	Luján de Cuyo’s Siemens Combined Cycle unit (290 MW installed capacity) is CEPU’s only unit relying exclusively on natural gas.

•

Expansion of the current installed capacity. We have taken steps to improve our strategic position as a leader among power generators by expanding and developing our thermal generation and renewable energy capacity. Likewise, our recent investments in the forestry industry allow us to both diversify our operations and source of revenues and complement and strengthen our energy business in the energy transition era.

Thermal Generation

In 2014, we acquired four heavy-duty, highly efficient gas turbines: (i) one General Electric gas turbine with a capacity of 373 MW; (ii) two Siemens gas turbines, each with a capacity of 298 MW; and (iii) one Siemens gas turbine with a capacity of 286 MW. We also acquired 130 hectares of land in the north of the Province of Buenos Aires. For example, we are currently using a Siemens gas turbine, with a capacity of 286 MW, for the San Lorenzo co-generation project. During 2021 two Siemens gas turbines stored in Germany, each with a capacity of 298 MW were sold.  With respect to the GE gas turbine, which is already in Argentina, we are considering it for potential projects in the future and analyzing other prospects. However, it is uncertain whether there will be new projects or other prospects that would enable us to use the GE gas turbine.

In addition, in 2018, we acquired two additional Siemens gas turbines with a capacity of 56 MW for a purchase price of SEK$381.37 million (which, converted at the exchange rate quoted by the Central Bank as of the date of each payment, equals US$45.46 million) for our Luján de Cuyo project, which started commercial operations on October 5, 2019.

The Secretariat of Electric Energy, pursuant to Resolution SEE No. 287-E/17, called for proposals for supply of electric power to be generated through existing units, the conversion of open cycle units into combined cycle units or the installation of co-generation units. We submitted bids on August 9, 2017, and, on September 25, 2017, we were awarded two co-generation projects at San Lorenzo (with an awarded electric capacity of 330 MW and 317 MW for the winter and summer, respectively) that started operations on August 15, 2021 and Luján de Cuyo (with an awarded electric capacity of 93 MW and 89 MW for the winter and summer, respectively), which started operations on October 5, 2019, seven weeks ahead of the committed COD.

Renewable Generation

In connection with our renewable energy efforts, Law No. 27,191, provides that Large Users, whose demand exceeds 300 KW of average annual power, should comply with the obligation to purchase renewable energy by entering into a contract with a generating company or through self-generation. The Ministry of Energy and Mining through Resolution 281-E/ 2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies and the conditions for granting the “dispatch priority” that allows such transactions to take place and ensures that the private generating companies will not be restricted in the future in its generation dispatch (see “Item 4.B. Business Overview-The Argentine Electric Power Sector-Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). As of the date of this annual report, we have already signed long-term PPA contracts with private customers for 100% of the estimated energy generation capacity of our term market renewable energy projects developed under Resolution No. 281-E/17 regulatory framework and our seven wind farms commenced commercial operations.

We cannot assure you that the Argentine Government will open new auction processes, or our bids will be successful or that we will be able to enter into PPAs in the future. See “Item 3D. Risk Factors-Risks Relating to our Business-Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants”.

Forestry segment

In line with our growth strategy, focus on new opportunities in the energy sector and other businesses in which Argentina shows strong comparative advantages and higher growth potential when compared to other countries, we decided to enter into the forestry business by acquiring 100.00% of the capital stock and votes of Forestal Argentina and Masisa Forestal (currently, Loma Alta Forestal S.A.) on December 27, 2022.

This acquisition follows our strategic decision to invest in the forestry sector as Argentina has one of the highest regional and global forest growth rates (trees grow about ten times faster than in the northern hemisphere). Further, the forestry sector constitutes a source of future business opportunities linked to carbon credits and energy generation with biomass.

Stable cash flow generation, partially supported by U.S. dollar denominated cash flows. Part of our cash flows are denominated in US dollars mainly from (a) long term contracts (PPAs) with CAMMESA, and (b) contracts signed directly under Energía Plus framework, MATER and Steam Sales. Such payments principally depend on two factors: (i) the availability of power capacity (in the case of thermal units) and (ii) the amount of power or steam generated. All variables have been relatively stable in recent years, as a result of the diversified technology and high efficiency of our power generation units. In addition, our cash flows have little exposure to the fuel price changes as the fuel needed to produce the energy under the Spot Sales is supplied by CAMMESA without charge and our term market sales under contracts typically include price adjustment mechanisms based on fuel price variations, if applicable.

During the year ended December 31, 2022, we received Ps.98.10 billion (US$553.75 million) in U.S. dollar-denominated payments, considering the exchange rate of December 31, 2022, as quoted by Banco de la Nación Argentina for wire transfers) in principal and in interest for these receivables (excluding VAT).

During 2022, we collected Ps.12.4 billion from the CVO receivables, measured in current amounts as of December 31, 2022.

Adequate financial position. We benefit from an adequate financial position, operating efficiency and a relative low level of indebtedness, allowing us to deliver on our business growth strategy and create value for our shareholders. In terms of our financial position, our total cash and cash equivalents and current other financial assets was Ps.50.9 billion as of December 31, 2022 (approximately US$287.8 million). As of the date of this annual report, we also have uncommitted lines of credit with commercial banks, totaling approximately Ps.23.55 billion.

Solid and experienced management team with a successful track record in delivering growth. Our executive officers have vast experience and a long track record in corporate management with, on average, 18 years of experience in the industry. Our management has diverse experience navigating different business cycles, markets and sectors, as evidenced by the growth and expansion we have undergone since the early 1990s. They also have a proven track record in acquisitions and accessing financial markets. On June 14, 2019, Central Puerto, in the context of a local and foreign public tender called by IEASA, which had been awarded to the Company, purchased the Brigadier López Plant. Our management successfully obtained US$180.0 million loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. to fulfill the acquisition. “See Item 5.B. Liquidity and Capital Resources-Indebtedness-Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC”.

Additionally, during 2018, 2019 and 2020, our management also obtained financing for the expansion of our installed capacity from multilateral credit agencies, export credit agencies, commercial banks and the local securities market, as described in “Item 5.B. Liquidity and Capital Resources-Indebtedness”.

In addition, in 2015, jointly with an investment consortium, we acquired non-controlling equity interests in Ecogas, which distributes natural gas through its network covering 35,842 km and serving approximately 1,399,777 customers as of December 31, 2022, further diversifying our interest in the sector. We believe that our management team has been successful in identifying attractive investment opportunities, structuring innovative business plans and completing complex transactions efficiently.

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

Our Business Strategy

We seek to consolidate and grow our position in the Argentine energy industry by maintaining our existing asset base and by acquiring and developing new assets related to the sector. We decided to expand our businesses lines in those sectors in which Argentina has clear comparative advantages. The key components of our strategy are as follows:

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

•

Becoming a leading company in renewable energy in Argentina. Several research studies from organizations such as the Cámara Argentina de Energías Renovables suggest that Argentina has a significant potential in renewable energy (mainly in wind and solar energy). We also believe that renewable energy will become a larger part of the installed capacity in Argentina. The Ministry of Energy and Mining, through Law No. 27,191, has established a target for renewable energy sources to account for 20% of Argentina’s electric power consumption by December 31, 2025. We intend to capitalize on this opportunity by expanding our investments into renewable energy generation. To achieve this goal, we are strengthening our renewable energy portfolio. In August 2018, September 2018, July 2019, September 2019, December 2019/January 2020, February 2020 and November 2020 our wind farms La Castellana I, Achiras, La Castellana II, La Genoveva II, Manque, Los Olivos and La Genoveva I started operations, respectively. Additionally, we are also exploring several other options to diversify our generation assets to include sustainable power generation sources (see Item 3D. Risk Factors-Risks Relating to our Business- Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants). In 2016, we formed our subsidiary, CP Renovables, to develop, construct and operate renewable energy generation projects.

•

Acquiring assets in the forestry sector. In line with the global trend of developing innovative projects that increase the environmental performance of companies and contribute to global decarbonization objectives, we took a first step by acquiring one of the largest forestry companies in Argentina from Masisa Chile, seeking to consolidate our position as a relevant player in the forestry sector. Argentina has clear regional and global comparative advantages in the sector, while Forestal Argentina S.A. and Loma Alta Forestal S.A have a highly experienced management and a significant growth potential.

•

Maintaining an adequate financial position and sound cash flow levels. We have a relatively low level of debt, which reflects our adequate financial position and additional debt capacity. We believe our adequate financial position is the result of our responsible financial policies and stable cash flows. We will preserve our current cash flow levels in the coming years by, among other things, keeping a rigorous maintenance program for our production units, which we expect will help us continue the positive operational results we have experienced, particularly regarding our electric power dispatch availability. We intend to fund our expansion plans primarily with loan arrangements, such as credit facilities and project financing or capital markets in the case of our renewable energy projects. Each of CP La Castellana, CP Achiras, CPR Energy Solutions, Vientos La Genoveva I, Vientos La Genoveva II, entered into long term loans to fund the development of renewable energy projects they were awarded and to purchase wind turbines. We also obtained a long term loan from Kreditanstalt für Wiederaufbau (“KfW”) to support the construction of the new Luján de Cuyo cogeneration project, and a loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. to purchase the Brigadier López plant. Additionally, Manque and Los Olivos issued a bond in the local market. See “Item 5.A. Operating Results-Indebtedness”. We expect that the new capacity from these projects will allow us to further increase our cash flow, while enhancing our financial position.

Our Subsidiaries

Central Vuelta de Obligado S.A.

CVOSA is a private, unlisted company, engaged in managing the purchase of equipment and building, operating and maintaining the CVOSA power plant that was constructed and began operations in March 20, 2018 under a program substantially similar to the FONINVEMEM program. In the year ended December 31, 2022, CVOSA accounted for a gain equaling 0.45% of our consolidated net income.

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

Proener S.A.U.

Proener S.A.U. is a private, unlisted company. We hold a 100.00% interest in Proener S.A.U., a company engaged in investment activities, including the energy sector, both domestically in Argentina and internationally. In the year ended December 31, 2022, Proener S.A.U. accounted for a gain equaling 14.74% of our consolidated net income.

CP Renovables S.A.

In 2016, we formed a subsidiary, CP Renovables S.A. (“CP Renovables”), to develop, construct and operate renewable energy generation projects. As of the date of this annual report, we directly own a 96.14% interest in CP Renovables. The remaining interest is owned through CPR Energy Solutions S.A.U. (0.36%) and Vientos La Genoveva II S.A.U. (3.50%).

CP Renovables S.A. invests in renewable energy assets. In the year ended December 31, 2022, CP Renovables S.A. and its subsidiaries accounted for a consolidated gain, equaling 24.98% of our consolidated net income.

CP Achiras S.A.U.

CP Achiras S.A.U. is a private, unlisted company. CP Renovables S.A. holds a 100.00% interest in the capital stock of CP Achiras S.A.U., a company engaged in the generation and commercialization of electric power through renewable sources. In the year ended December 31, 2022, CP Achiras accounted for a gain equaling 5.30% of our consolidated net income.

CPR Energy Solutions S.A.U.

CPR Energy Solutions S.A.U. is a private, unlisted company. CP Renovables holds a 100.00% interest in the capital stock of CPR Energy Solutions S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2022, CPR Energy Solutions S.A.U. account for a gain of 2.04% of our consolidated net income.

CP Patagones S.A.U.

CP Patagones S.A.U. is a private, unlisted company. CP Renovables holds a 100.00% interest in the capital stock of CP Patagones S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2022, CP Patagones S.A.U. did not account for any of our consolidated net income.

CP La Castellana S.A.U.

CP La Castellana is a private, unlisted company. CP Renovables holds a 100.00% interest in the capital stock of CP La Castellana, a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2022, CP La Castellana accounted for a gain equaling 18.08% of our consolidated net income.

Vientos La Genoveva S.A.U.

Vientos La Genoveva S.A.U. is a private, unlisted company. On March 7, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva S.A. and, on that same date, transformed it into a S.A.U. On August 6, 2018, we purchased from our subsidiary, CP Renovables S.A., 100.00% of the equity interests in Vientos La Genoveva S.A.U. Vientos La Genoveva is a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2022, Vientos La Genoveva accounted for a loss equaling 1.56% of our consolidated net income.

Vientos La Genoveva II S.A.U.

Vientos La Genoveva II S.A.U. is a private, unlisted company. On June 28, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva II S.A. and, and was later transformed it into a S.A.U. On August 6, 2018, we purchased from our subsidiary, CP Renovables S.A., 100.00% of the equity interests in Vientos La Genoveva II S.A.U. In the year ended December 31, 2022, Vientos La Genoveva accounted for a gain equaling 5.96% of our consolidated net income.

CP Manque S.A.U.

CP Manque S.A.U. is a private, unlisted company. CP Renovables holds a 100.00% interest in the capital stock of CP Manque S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2022, CP Manque S.A.U. accounted for a loss equaling 1.48% of our consolidated net income.

CP Los Olivos S.A.U.

CP Los Olivos S.A.U. is a private, unlisted company. CP Renovables holds a 100.00% interest in the capital stock of CP Los Olivos S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2022, CP Los Olivos S.A.U. accounted for a gain equaling 2.57% of our consolidated net income.

Forestal Argentina S.A.

On December 27th, 2022, Proener, acquired 100.00% of the capital stock and votes of Forestal Argentina S.A. Forestal Argentina S.A. is a private, unlisted company. Proener holds a 100.00% interest in the capital stock of Forestal Argentina S.A, a company engaged in production and commercialization of forestry assets. In the year ended December 31, 2022, Forestal Argentina S.A did not account for any of our consolidated net income.

The results accrued after the acquisition date for the acquired companies are not material since the purchase was made three days before year-end closing.

See “Item 4. Information on the Company-Recent Developments-Acquisition of Loma Alta Forestal and Forestal Argentina”.

Loma Alta Forestal S.A.

On December 27th, 2022, Proener, acquired 100.00% of the capital stock and votes of Loma Alta Forestal S.A. Loma Alta Forestal S.A. is a private, unlisted company. Proener holds a 100.00% interest in the capital stock of Loma Alta Forestal S.A., a company engaged in production and commercialization of forestry assets. In the year ended December 31, 2022, Loma Alta Forestal S.A. did not account for any of our consolidated net income.

The results accrued after the acquisition date for the acquired companies are not material since the purchase was made three days before year-end closing.

See “Item 4. Information on the Company-Recent Developments-Acquisition of Loma Alta Forestal and Forestal Argentina”.

Central Costanera S.A.

On February 17, 2023, Proener, a private, unlisted company of which we hold a 100.00% interest, acquired from Enel Argentina S.A. (currently named “Central Costanera S.A”.) 531,273,928 shares, representing 75.68% of the capital and voting stock of Central Costanera.

Central Costanera is engaged in the electric energy production and commercialization sector.  By acquiring Central Costanera, Central Puerto S.A. will add an installed capacity of 2,305 MW-to its already 4,809 MW-and will thus contribute a total of 7,114 MW to the Argentine Interconnection System (SADI).

See “Item 4. Information on the Company-Recent Developments-Acquisition of Participation Interests in Enel Generación Costanera S.A”.

Our Affiliates

Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)

TJSM and TMB are private, unlisted companies, which are engaged in managing the purchase of equipment, and building, operating and maintaining the San Martín and Belgrano power plants, respectively, each constructed under the FONINVEMEM program. In the year ended December 31, 2022, TJSM and TMB did not account for any of our consolidated net income.

As of December 31, 2022, we had 9.627% of the voting rights in TJSM and 10.831% of the voting rights in TMB. While we do not have control over these companies, pursuant to a shareholders’ agreement entered into among Endesa Costanera S.A., Hidroeléctrica El Chocón S.A. Central Dock Sud S.A, AES Argentina Generación S.A., Central Dique S.A. and us, certain material actions can only be approved with our affirmative vote, such as, among others, entering into power purchase agreements with CAMMESA, engineering services agreements, gas supply and transportation agreements, and transactions with related parties.

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

On March 11, 2021, the Argentine Government has subscribed its shares and the equity of the shareholders of TJSM and TMB were diluted. In the case of our equity interest, from 30.875% to 9.627% in TJSM and from 30.946% to 10.831% in TMB. While we do not have control over these companies, pursuant to a shareholders’ agreement entered into among Endesa Costanera S.A., Hidroeléctrica El Chocón S.A. Central Dock Sud S.A, AES Argentina Generación S.A., Central Dique S.A. and us, certain material actions can only be approved with our affirmative vote, such as, among others, entering into power purchase agreements with CAMMESA, engineering services agreements, gas supply and transportation agreements, and transactions with related parties.

As of the date of this annual report, the transfer of power stations to TSM and TMB was not completed. See “Item 3D. Risk Factors-Risks Relating to our Business-Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted”.

In the case of CVOSA, when the CVO Trust term expires after ten years of operation of the respective power plant the Argentine Government will be incorporated as shareholder, with a stake of at least 70.00% pursuant to FONINVEMEM arrangements for CVOSA. The dilution of our interest in CVOSA will reduce our income from this power plant, adversely affecting our results of operations. This will also take place when the Argentine Government incorporates as a shareholder of CVOSA and our equity interest in that company is diluted. See “Item 4.B. Business Overview-FONINVEMEM and Similar Programs”.

Ecogas Group - Inversora de Gas del Centro S.A. (IGCE)

IGCE is a private, unlisted company. Its only significant assets are a 55.29% interest in DGCE, a company engaged in the distribution of natural gas in the provinces of Córdoba, La Rioja and Catamarca. and a 51.00% interest in DGCU, a company engaged in the distribution of natural gas in the provinces of Mendoza, San Juan and San Luis. During 2019, IGCE absorbed IGCU, RPBC and MAGNA. For further information on the merger of IGCE and IGCU, see “Item 4.A-Merger between IGCE, IGCU, RPBC and MAGNA”.

As of the date of this annual report, we hold a 42.31% interest in IGCE and a direct 17.20% interest in DGCE. Therefore, we hold, both directly and indirectly, a 40.59% of DGCE’s capital stock and indirectly have a 21.58% interest in DGCU’s capital stock.

In the year ended December 31, 2022, IGCE (including a direct interest in DGCE) accounted for a gain equaling 0.82% of our consolidated net income (see “Item 4.A. History and development of the Company-Distribuidora de Gas Cuyana S.A. (DGCU) and Distribuidora de Gas del Centro S.A. (DGCE)” and “Item 4.A. History and development of the Company-Preliminary Merger Agreement between IGCE, IGCU, RPBC and MAGNA”).

Energía Sudamericana S.A.

Energía Sudamericana S.A. is a private, unlisted company, engaged in natural gas commercialization. We hold a 2.45% direct interest in the capital stock of Energía Sudamericana S.A., plus a 41.06% indirect interest in its capital stock, through our equity interest in IGCE. In the year ended December 31, 2022, Energía Sudamericana S.A. did not account for a material portion of our net income.

COySERV S.A.

COySERV S.A. is a private, unlisted company, engaged in services and constructions related to the gas industry. We hold a 32.21% indirect interest in the capital stock of COySERV S.A., through our equity interests in IGCE, DGCE and DGCU. In the year ended December 31, 2022, COySERV S.A. did not account for a material portion of our net income.

GESER S.A.U.

On March 24, 2022, we acquired an 8.599% interest in the related company GESER S.A.U., an entity controlled by IGCE. The purchase price was Ps.2,631 thousand. GESER S.A.U. is a private unlisted company which is engaged in providing administrative services. In the year ended December 31, 2022, GESER S.A.U. did not account for a material portion of our net income.

Transportadora de Gas del Mercosur S.A. (TGM)

TGM is a private, unlisted company. We hold a 20.00% interest in the capital stock of TGM, which owns a natural gas pipeline extending from Aldea Brasilera (in the Province of Entre Rios) to Paso de los Libres (in the Province of Corrientes). In the year ended December 31, 2022, TGM accounted for a loss equaling 1.12% of our consolidated net income.

The remaining 80.00% is owned by Total Gas y Electricidad Argentina S.A. (32.68%), Tecpetrol S.A. (21.79) %, RPM Gas S.A. (14.63%) and Compañía General de Combustibles S.A. (10.90%).

The pipeline is approximately 450 km long and its transportation capacity reaches up to 15 million cubic meters per day.

Business Overview

All of our operations in the power generation sector are concentrated in thirteen plants in Argentina, and our portfolio can be divided into two types of electric power generation plants: (i) electric power generation from conventional sources and (ii) electric power generation from renewable sources.

The table below details certain operating features regarding our power generation assets for the periods indicated:

	For the year ended December 31,
	2022	2021	2020
Generation-GWh/year
Puerto Complex	7,414.10	6,562.91	6,796.00
Luján de Cuyo plant	3,089.69	3,136.27	2,686.00
Brigadier López plant (3	152.70	93.21	71.00
San Lorenzo	1,934.67	463.33	12.00
Piedra del Águila plant	3,283.08	2,565.22	3,435.00
La Castellana I wind farm (2)	432.03	416.07	437.00
La Castellana II wind farm (2)	61.78	67.65	74.00
Achiras wind farm (2)	201.50	190.68	213.00
Manque wind farm (2)	231.29	235.95	228.00
Olivos wind farm (2)	101.88	103.96	87.00
La Genoveva I wind farm (2)	390.79	375.08	99.00
La Genoveva II wind farm (2)	190.70	178.91	190.00
Total	17,484.21	14,389.24	14,328.00
Sales under Spot Sales and electric power sales on the spot market-GWh/year
Puerto Complex	7,414.10	6,562.91	6,073.00
Luján de Cuyo plant	2,480.25	2,408.88	1,932.00
Brigadier López plant (3)	34.27	1.04	-
San Lorenzo	71.31	156.46	-
Piedra del Águila plant	3,283.08	2,565.22	3,435.00
La Castellana I wind farm (2)	0.02	-	-
La Castellana II wind farm (2)	0.04	0.20	-
Achiras wind farm (2)	0.02	-	-
Manque wind farm (2)	-	1.74	-
Olivos wind farm (2)	-	0.46	-
La Genoveva I wind farm (2)	-	-	-
La Genoveva II wind farm (2)	0.01	-	-
Total	13,283.10	11,696.91	11,440.00
Sales under contracts and Power Purchase Agreements-GWh/year
Puerto Complex	-	-	18.00
Luján de Cuyo plant	609.44	727.39	774.00
Brigadier López plant (3)	118.43	92.16	71.00
San Lorenzo	1,863.36	307.24	-
Piedra del Águila plant	-	-	-
La Castellana I wind farm (2)	432.01	416.07	437.00
la Castellana II wind farm (2)	61.74	71.36	71.00
Achiras wind farm (2)	201.50	190.68	213.00
Manque wind farm (2)	239.21	241.23	212.00
La Genoveva II wind farm (2)	190.68	177.57	180.00
Olivos wind farm (2)	93.95	96.47	79.00
La Genoveva I wind farm (2)	390.79	375.08	46.00
Total	4,201.11	2,695.25	2,101.00
Energy purchases-GWh/year
Puerto Complex	71.39	46.12	1.00
Luján de Cuyo plant	16.80	7.05	3.00
Brigadier López plant (3)	2.98	2.83	-
San Lorenzo	224.78	5.65	-
Piedra del Águila plant	-	-	-
La Castellana I wind farm (2)	0.41	0.42	-
La Castellana II wind farm (2)	0.04	0.04	-
Achiras wind farm (2)	0.17	0.16	-
Manque wind farm (2)	8.17	0.10	-
La Genoveva II wind farm (2)	0.11	0.12	-
Olivos Wind farm (2)	0.09	0.22	-
La Genoveva I wind farm (2)	0.21	-	-
Total	325.15	62.71	4.00

	For the year ended December 31,
	2022	2021	2020
Steam production (metric tons/year)
Luján de Cuyo plant	918,044.47	1,099,223.00	1,081,959.00
San Lorenzo	1,042,065.96	109,288.00	-
Total	1,960,110.43	1,208,511.00	1,081,959.00
Natural gas consumption-MMm3/year
Puerto Complex	899.15	830.68	1,097.00
Luján de Cuyo plant	637.07	673.06	553.00
Brigadier López plant (3)	1.35	1.94	12.00
San Lorenzo plant	199.12	91.54	-
Total	1,736.69	1,597.22	1,662.00
Gas oil consumption-thousands of m3/year
Puerto Complex	222.19	267.05	119.00
Luján de Cuyo plant	-	-	-
Brigadier López plant (3)	42.68	-	8.00
San Lorenzo	161.38	8.58	-
Total	426.25	275.63	127.00
Fuel oil consumption-thousands of tons/year
Puerto Complex	567.35	360.56	269.00
Luján de Cuyo plant	4.00	-	11.00
Brigadier López plant (3)	-	-	-
San Lorenzo	-	-	-
Total	571.35	360.56	280.00
Availability-% per year(1)
Puerto Complex	79.27%	87.91%	93.32%
Luján de Cuyo plant	88.93%	84.44%	71.89%
Brigadier López plant (3)	95.13%	96.06%	96.14%
Piedra del Águila plant	99.79%	98.60%	97.78%
San Lorenzo	90.70%	84.42%	-
Weighted average for thermal units(1)	84.11%	87.55%	88.70%
Weighted average for thermal and hydro plants(1)	89.20%	91.14%	91.94%

____________

Source: CAMMESA.

(1)	Weighted average based on the power capacity of each unit without considering renewable energy units, which do not receive payments tied to their availability.
(2)

La Castellana I, La Castellana II, Achiras, Manque, Olivos, La Genoveva I and La Genoveva II wind farms are owned by CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Achiras S.A.U., CP Manque S.A.U., CP Los Olivos S.A.U, Vientos La Genoveva I S.A.U and Vientos La Genoveva II S.A.U., respectively, the first five of which are fully owned subsidiaries of CP Renovables S.A. while the last two are a fully owned subsidiary of Central Puerto S.A. As of the date of this annual report, we own a 100% interest in CP Renovables. See “Item 4.B. Business Overview-Our Subsidiaries”.

As f December 31, 2019, Manque wind farm had an installed capacity of 38 MW. On January 23, 2020, the capacity of the plant was increased to 53.20 MW, and on March 3, 2019, it was increased to 57 MW, the total power of the project.

As of December 31, 2019, La Castellana II wind farm had an authorized installed capacity of 14.40 MW. On February 21, 2020, CAMMESA granted the authorization to increase the output to the grid for up to 15.20 MW.

On February 21, 2020, Los Olivos wind farm was granted the commercial authorization by CAMMESA for up to a power capacity of 22.80 MW.

Additionally, the table below shows the availability features regarding the three FONINVEMEM Plants for 2022, this availability rate considers 100% of the hours of the year:

Source: Central Puerto, CAMMESA

The following graph shows the evolution of Central Puerto’s electric power generation for the period 2014-2022:

Source: CAMMESA. The graph (i) includes generation of companies that were absorbed by Central Puerto in 2014 (see Business Section-The 2014 merger) and (ii) excludes the La Plata plant, which effective as of January 5, 2018, we sold to YPF EE. For further information, see “Item 4.A. History and development of the Company-La Plata Plant Sale”).

Electricity Generation from our Thermal Generation Plants

As of December 31, 2022, we owned six thermal generation plants across four complexes: Puerto Complex, Brigadier Lopez, Luján de Cuyo and San Lorenzo.

Puerto Complex

Our Puerto Complex is composed of two facilities, Nuevo Puerto, including the Puerto combined cycle plant, and Puerto Nuevo (collectively, the “Puerto Complex”), located in the port of the City of Buenos Aires on the bank of the Río de la Plata. The two facilities are close to one another inside a complex of 246,475 square meters with a total installed capacity of 1,747 MW. Nuevo Puerto’s facilities (which includes both the Nuevo Puerto plant and the Puerto combined cycle plant) has 70,518 square meters. Puerto Nuevo has approximately 92,370 square meters.

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

Luján de Cuyo Plant

The Luján de Cuyo plant is located in Luján de Cuyo, Mendoza and has an installed capacity of 576 MW. The plant began operating in 1971.

Technology. The Luján de Cuyo plant has eleven generating units, seven gas turbines, three steam turbines and a mini-hydroelectric turbine (which began operating in 2013). The plant has a total installed capacity of 576 MW.

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

In 2013, a mini hydroelectric turbine began operations under the GENREN program, a renewable energy program sponsored by the Ministerio de Planificación (Planning Ministry), (currently the Secretariat of Electric Energy). The operation consists of a turbine and a 1 MW Ossberger generator and relies on the waterfall inside the Luján de Cuyo plant’s premises to generate energy. The waterfall is connected to the Mendoza River, and the water from the waterfall is channeled towards the plant to cool the steam turbine condensers.

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

The premises on which the Luján de Cuyo plant is located are on the banks of the Mendoza River, a major river in the Province of Mendoza. The Luján de Cuyo plant’s access to water from the Mendoza River provides it with a source of water to supply the generation process and to cool the condensers. The facility has a water treatment plant with production levels suitable to meet its requirements.

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

Brigadier López Plant

Brigadier López power plant is located in the Sauce Viejo Industrial Park, in the city of Sauce Viejo, Santa Fe. The plant has an installed capacity of 281 MW and has been in operation since August 2012.

In 2010, the public sector power generation company IAESA (formerly named ENARSA) began the construction of the plant. In 2012, ENARSA set the COD of the open cycle Gas Turbine, completing the first stage of the project. In June 2019, Central Puerto acquired the plant, with the objective to install a steam turbine, which was already acquired, with an installed capacity of up to 140 MW in a combined cycle configuration together with the existing gas turbine. As of the date of this annual report, the facilities construction of the combined cycle plant has started and is expected to be completed during 2024 (see Item 3D. Risk Factors-Risks Relating to our Business- Factors beyond our control may affect or delay the completion of the project, or alter our plans for the expansion of our existing plants” and “Item 3D. Risk Factors-Risks Relating to our Business-An outbreak of a disease, including COVID-19, may have a material adverse consequences on our business operations including new projects”).

Technology: The Brigadier Lopez Power Plant has one operating power generation unit, with 281 MW of installed capacity (which could reach up to 420 MW of total capacity, operating as a combined cycle unit). This generating unit is composed of a modern Siemens Gas Turbine (TG01) model SGT5-4000 F and an air-cooled Siemens power generator, model SG 1000A. The Gas Turbine can operate both on natural gas and gas oil (diesel oil).

In addition, the plant has at its location a 140 MW Steam Turbine model SST-900 RH Dual Casing and a Heat Recovery Steam Generator, installation of which has not been completed as of the date of this annual report. Under a combined cycle configuration, the Brigadier Lopez plant would operate as a highly efficient combined cycle, increasing both its efficiency and total power capacity.

Location: The plant is located in the Sauce Viejo Industrial Park, nearby many other industrial facilities. Sauce Viejo industrial park is located on the National Highway N° 11, 20 km from Santa Fe City, capital district of the Province of Santa Fe. This location is highly convenient due to its accessibility and logistic advantages.

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

San Lorenzo

San Lorenzo power plan is located near San Lorenzo city in the Province of Santa Fe. This is a greenfield cogeneration project, with a total installed capacity of 391 MW and a steam generation capacity of 370 tn/h. The plant started commercial operations by the end of 2020 and started commercial operations under the CAMMESA contract on August 15, 2021.

Technology: San Lorenzo power plant is a Siemens combined cycle able to generate up to 391MW, with a 291 MW Gas turbine and a 100 MW Steam turbine. By electric output regulation, the plant can supply up to 370 tn/h of steam to our neighbour customer, T6 Industrial S.A. Gas turbine can operate on natural gas or gas oil.

Supply: The electric power generated by the units installed in the San Lorenzo plant is delivered to the SADI through two connections. The steam turbine generator is connected by a 132 KV cable with San Lorenzo Substation (EPESF facility) and the gas turbine generator is connected by a 500 KV line to TRANSENER facilities.

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

The table below shows the potential consumption (calculated as the standard consumption declared by CAMMESA based on the unit manufacturer’s specifications, assuming the unit produces energy throughout the entire day) of fossil fuel by the units in the conventional resource plants we owned as of December 31, 2022:

Plant	Unit	Natural gas (thousands of m3/day)	Gas oil (m3/day)	Fuel oil (tons/day)
Puerto combined cycle	CEPUCC11	1,720	1,821	-
Puerto combined cycle	CEPUCC12	1,720	1,821	-
Nuevo Puerto	NPUETV05	794	-	710
Nuevo Puerto	NPUETV06	1,610	-	1,445
Puerto Nuevo	PNUETV07	980	-	867
Puerto Nuevo	PNUETV08	1,337	-	1,174
Puerto Nuevo	PNUETV09	1,601	-	1,432
Subtotal Puerto Complex		9,762	3,642	5,628
Luján de Cuyo	LDCUCC25	282	286	-
Luján de Cuyo	LDCUTV11	1,418	-	-
Luján de Cuyo	LDCUTV12	447	-	411
Luján de Cuyo	LDCUTG22	457	-	409
Luján de Cuyo	LDCUTG23	70	68	-
Luján de Cuyo	LDCUTG24	70	68	-
Luján de Cuyo	LDCUTG26	203	198	-
Luján de Cuyo	LDCUTG27	203	198	-
Subtotal Luján de Cuyo plant		3,150	818	820
Brigadier López	BLOPTG01	1,758	1,811	-
Subtotal Brigadier López		1,758	1,811	-
San Lorenzo	TER6CC11	1,665	1,720	-
Subtotal San Lorenzo		1,665	1,720	-
Total Central Puerto		16,335	7,991	6,448

Source: CAMMESA. Definitive Seasonal Programming

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

Electricity Generation from our Hydroelectric Complex

Piedra del Águila

The Piedra del Águila hydroelectric complex is the largest private sector hydroelectric generation complex in Argentina. It was completed in 1994 and is located approximately 1,200 kilometers to the southwest of Buenos Aires at the edge of Limay River and on the border of the provinces of Neuquén and Río Negro. Piedra del Águila has an installed capacity of 1,440 MW from four 360 MW generating units.

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

Water resources allow Piedra del Águila to generate an average of 4,472 GWh per year (based on historical operations between 1994 and 2022, exclusive of electric power generated for internal use). During this period, the maximum generation in a single year was 7,333 GWh in 2006 and the lowest was 2,351 GWh in 2016.

The following table shows the electric power generated by Piedra del Águila during the period 1994-2022:

Source: CAMMESA

The Dam. The Piedra del Águila dam is composed of approximately 2.8 million cubic meters of waterproof concrete. It is 860 meters long and approximately 170 meters high (from its foundation). The storage capacity of the dam totals 12 billion cubic meters, out of which 6 billion cubic meters are usable, which would allow for 45 days’ generation at a capacity of 1,440 MW on a 24-hour basis.

Safety of the Paleochannel. On the left bank of the dam there is a fluvial valley filled with basalt, which we refer to as the “paleochannel”. This natural structure consists of the second part of the river closing, which was made waterproof to ensure stability. The paleochannel contained a potential leakage zone on the left bank. To mitigate risks associated with this potential leakage zone, a number of works were performed to reduce drainage gradients and ensure stability prior to the initial filling of the dam:

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

It has a total installed capacity of 100.8 MW, from 32 wind turbines, supplied from Nordex-Acciona, of 3.15 MW each.

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

It has a total installed capacity of 15.2 MW, from 4 wind turbines, supplied by Vestas, of 3.6 MW each.

Manque Wind Farm

Manque is a wind farm operated by CP Manque S.A.U., a wholly-owned subsidiary of CP Renovables, in which we have a majority interest. The wind farm is located in the east of the Province of Córdoba, near the city of Achiras, and started its operations partially in December 2019 (38MW), in January 2020 (15.2 MW), and fully in March 2020 (3.8MW).

It has a total installed capacity of 57 MW, from 15 wind turbines, supplied by Vestas, of 3.8 MW each.

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

It has a total installed capacity of 41.8 MW, from 11 wind turbines, supplied by Vestas, of 3.8 MW each.

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

After the commercial authorization was granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly payments of the receivables. As of December 31, 2022, there is no balance owed to us under the FONINVEMEM arrangement relating to the sale of electric power to CAMMESA from 2004 through 2007. As of December 31, 2022, we owned 9.627% of TJSM and 10.831% of TMB.  The operating companies have a variable revenue (US$1.00 per MW generated) and a fixed revenue to compensate for their operating costs. In 2022, we received no dividends from our equity interests in TJSM and TMB.

See “Item 3D. Risk Factors-Risks Relating to our Business-Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted” and “Item 4.B. Business Overview-Our Affiliates-Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)”.

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

During 2022 and 2021, we collected Ps.12.4 billion and Ps.15.9 billion, respectively in CVO receivables, in each case measured as of December 31, 2022.

In accordance with the CVO agreements, after the first ten years of operation, ownership of the combined cycle plants was transferred from the trust to the operating companies, and the operating companies began to receive revenues from the sale of electric power generated by the plants. At such time, since the Argentine government financed part of the construction, it was incorporated as shareholder of CVOSA, and our interests in CVOSA were significantly diluted. Although the effect of the potential dilution has also not yet been defined for the same reasons, the Argentine government’s stake in CVOSA will be at least 70% due to an agreement between the parties. The dilution of our interest in CVOSA will reduce our income, which could adversely affect our results of operations. See “Item 4.B. Business Overview-FONINVEMEM and Similar Programs”.

Forestry assets

As a result of the acquisition of 100.00% of the capital stock and votes of Forestal Argentina and Masisa Forestal (currently, Loma Alta Forestal S.A.) on December 27, 2022, our property, plant and equipment now also include approximately 72,000 hectares in the provinces of Entre Ríos and Corrientes, of which approximately 43,000 hectares are planted with eucalyptus and pine trees. Consequently, we became the largest Argentine company in the forestry sector, a market in which mostly foreign capital companies operate. By means of this acquisition, we have diversified our assets and operations and strengthened our position in the energy sector, since these assets are a source of future business opportunities linked to carbon credits and energy generation with biomass.

Market Area and Distribution Network

Market Area

Our power generation plants are located at various locations in Argentina. All of them are connected to the SADI, enabling coverage for residential and industrial users nationwide.

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

Brigadier López plant: The Brigadier López Plant is located in the Province of Santa Fe, near the City of Sauce Viejo.

San Lorenzo plant: The San Lorenzo Plant is located in the Province of Santa Fe, near the City of San Lorenzo.

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

Central Costanera plant: The Central Costanera plant is located in the City of Buenos Aires.

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

Our Customers

		For the year ended December 31,
Modality continuing operations	Main clients	2022
		(in thousands of Ps.)	percentage of revenues
Spot Sales(1)	CAMMESA	40,171,129	39.62%
RenovAr Program sales under contracts	CAMMESA	11,676,740	11.52%
Term market sales under contracts	CAMMESA	35,581,210	35.09%
MATER sales under contracts	Lsg Sky Chefs Argentina S.A.; Pet Foods Saladillo Sa; Biosidus S.A.; Ceres Agropecuaria S.A.; Aces - Hospital Universitario Austral; N Ferraris Sa; Marlew S.A.- Avellaneda; T.D.A. Anodizado S.A.; Cervecería y Maltería Quilmes S.A.I.C.A. y G. (subsidiary of AB Inbev); PBBPolisur S.A. (subsidiary of Dow Quemicals); Aguas y Saneamientos Argentinos S.A.; Minera Alumbrera Limited (subsidiary of Glencore in Argentina); Rayen Cura S.A.I.C.	6,584,458	6.49%
Energía Plus sales under contracts	Banco de Galicia y Buenos Aires S.A., PBBPolisur S.A., Metrive S.A., Pet Food Saladillo S.A., Banco Supervielle S.A.	15,991	0.02%
Steam sales	YPF / T6 Industrial S.A.	4,907,935	4.84%
Other	YPF	702,759	0.69%
Revenues from CVO thermal plant management	Fideicomiso Central Vuelta de Obligado	1,752,484	1.73%

____________

(1)

Includes sales of energy and power to CAMMESA remunerated under Resolution No. 95/13, Resolution No. 19/2017, Resolution SE No. 1/2019, Resolution No. 31/20, Resolution No. 440/21, Resolution No. 238/22 and Resolution No. 826/22 (. For further information see “Item 4.B. Business Overview-The Argentine Electric Power Sector-Remuneration Scheme-The Current Remuneration Scheme”.

For a discussion of the different regulatory regimes under which we sell our electric power, see “Operating and Financial Review and Prospects-Factors Affecting our Results of Operation-Our Revenues” and “Item 4.B. Business Overview-The Argentine Electric Power Sector-Structure of the Industry”.

Seasonality

Seasonality of Electricity Generation by Thermal Facilities

The following graphic breaks down our average thermal energy production over the last six years on a month-by-month basis:

Source: CAMMESA

Seasonality of Water Resources and Electricity Generation of Piedra del Aguila

The availability of water is the key factor for determining Piedra del Águila’s electric power generation capacity and is tied to annual and seasonal changes in rains in the upstream mountain area of Piedra del Águila. Water levels generally increase between May and December due to the winter rains and the spring thaw, and we are able to produce more energy over such periods. The following graphic breaks down our average hydroelectric energy production over the last six years on a month-by-month basis:

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

The following graphic shows the energy production of our wind farms on a month-by-month since inception and until December 2022:

Competition

The demand for electric power in Argentina is served by a variety of generation companies, both state-owned and private-owned. These companies pursue the right to supply generation capacity and electric power and to develop projects to serve the demand for electric power in Argentina. Some of our foreign competitors are substantially larger and have substantially greater resources than our company. Because of the significant gap between the demand and supply of electric power in Argentina, voluntary and forced blackouts at times of seasonal peak consumption have occurred. During 2022, and particularly on December, there was a historic demand peak recorded totaling 28.283 MW. In 2022, 6.310 GWh were imported, representing a 670% increase in energy imports as compared to 2021.

Our primary competitors in the electric power generation market are the Enel group, AES Argentina Generación S.A. (an affiliate of the AES Corporation), Pampa Energía S.A, and YPF EE S.A.

Below we detail the installed capacity of the main private sector generators in Argentina, as of December 31, 2022:

Company and subsidiaries	Power (MW)
Central Puerto	4,809	(1)(2)
The AES Corporation	3,628	(3)
Grupo Enel	4,105	(4)(2)
Pampa Energía S.A	5,088	(5)
YPF EE	2,284	(6)

Sources: (1) Based on the documentation officially declared to CAMMESA by Central Puerto for continuing operations (2) Based on company’s financial statements as of and for the year ended December 31, 2022, data from CAMMESA. (3) Based on data from company’s official corporate website. (4) Based on data from CAMMESA. Includes Central Costanera, Enel Generación El Chocón S.A. and a 40.00% stake of Grupo Enel in Central Dock Sud S.A. (5) Based on data from company’s official corporate website. (6) Based on data from CAMMESA. Autogeneration is not included.

The following graphs break down the market share of electric power generation supplied by private sector companies in Argentina as of December 31, 2022, based on data published by CAMMESA:

Source: CAMMESA

The following graphs break down total market share of electric power generation supply and the market share from thermal units (from both private and public sector generators) in Argentina as of December 31, 2022, based on data published by CAMMESA:

Source: CAMMESA

The following table shows the installed capacity in terms of MW assigned to each regulatory framework (Spot Sales, Energía Plus, Resolution No. 220/07, Renewable Energy) for us and each of our main competitors as of December 31, 2022:

In MW	Spot Sales(1)	Energía Plus (Res. 1281/06)	Power Purchase Agreements Under Res. 220/07	Power Purchase Agreements Under Res. 21/17	Power Purchase Agreements Under Res. 287/17	Term market for renewable energy (MATER)	RenovAr	Total
Central Puerto(1)	3,933	16	-	-	486	137	237	4,809
AES Argentina Group	2,912	416	-	-	-	120	180	3,628
ENEL Group	4,105	-	-	-	-	-	-	4,105
Pampa Energía S.A	3,609	113	479	305	381	101	100	5,088
YPF EE	1,108	-	284	381	289	222	-	2,284

(1)

Includes sales of energy and power to CAMMESA remunerated under Resolution No. 95/13, Resolution No.19/2017, Resolution SE No. 1/2019, Resolution No. 31/20, Resolution No. 440/21, Resolution No. 238/22 and Resolution No. 826/22.

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
This coverage protects against unexpected events due to a sudden or accidental cause, including weather, fire and natural disasters, that may damage property or fixed assets (Material Damage); and Mechanical and Electrical breakdown events that may cause sudden and unforeseen physical loss or damage to machinery (Machinery Breakdown) that is operational; any of which may damage our ability to generate power, including coverage for consequential Loss of Profits (Business Interruption) for a maximum period of 12 months.

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

In July 2022, TÜV Rheinland completed a series of ISO recertification audits. The details of the certificates are the following:

Standard: ISO 14001:2015

Certificate Register. No.: 01 10406 1629668

Certificate Holder: Central Puerto S.A. Av. Tomas Edison 2701 Ciudad Autónoma de Buenos Aires Argentina.

Scope: Generation of electric energy from: hydraulic energy, thermal energy (gaseous and liquid fuel), wind energy. Steam production. Operation and maintenance of extra high voltage line.

Validity: The certificate is valid from 2022-08-18 until 2025-07-12

Including the locations:

No:	Name/Location	Scope
1	Central Planta Buenos Aires Av. Thomas Edison 2701 Ciudad Autónoma de Buenos Aires	Generation of electric energy from: thermal energy (gaseous and liquid fuels).
2	Central Mendoza Parque Industrial Provincial, Ruta 84 s/n, Lujan de Cuyo, Provincia de Mendoza	Generation of electric energy from: thermal energy (gaseous and liquid fuels). Steam production.
3	Central Hidroeléctrica Piedra del Águila Ruta Nacional 237, Km 1450.5 8315 Piedra del Águila Provincia de Neuquén	Generation of electric energy from: hydraulic energy
4	c/o Central Puerto S.A. - for its subsidiary Parque Eólico Achiras, Lote 325, Parcela 1274 (Latitude 33° 12´ 44,23´´S, Longitude 65° 5´ 16,52´´O), Achiras, Córdoba - Argentina	Generation of electric energy from: wind energy.
5

c/o Central Puerto S.A. - for its subsidiary Parque Eólico La Castellana, Camino rural a la altura de la RN 3, Km 712,5 (Latitud 38° 38´22,40´´ S, Longitud 62° 43´1,04´´ O), Villarino, Buenos Aires - Argentina

Generation of electric energy from: wind energy.
6	Planta Brigadier López Ruta 11 Km 455 3017 Parque Industrial Sauce Viejo, Calle 8, Colectora Norte Santa Fe - Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels).
7	c/o Central Puerto S.A. - for its subsidiary Parque Eólico La Castellana II Ruta 3 km 712,5 sobre camino vecinal, Villarino, Buenos Aires - Argentina.	Generation of electric energy from: wind energy.
8	c/o Central Puerto S.A. - for its subsidiary Parque Eólico La Genoveva II Ruta 51 Km 705, Cabildo, Buenos Aires - Argentina	Generation of electric energy from: wind energy.
9	c/o Central Puerto S.A. - for its subsidiary Parque Eólico Manque (Latitude 33°13’35.26”S; Longitude 65° 4’38.69”O), Achiras. Córdoba - Argentina	Generation of electric energy from: wind energy.
10	c/o Central Puerto S.A. - for its subsidiary Parque Eólico Los Olivos (Latitude 33°13’50.34”S; Longitude 65° 2’59.94”O) Achiras. Córdoba - Argentina	Generation of electric energy from: wind energy.
11	c/o Central Puerto S.A. - for its subsidiary Parque Eólico La Genoveva I Ruta 51 Km 705, Cabildo, Buenos Aires, Argentina	Generation of electric energy from: wind energy.
12	Planta Cogeneración San Lorenzo Combate Punta Quebracho s/n (esquina Vucetich), zona rural Puerto Gral. San Martín, Santa Fe, Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels). Operation and maintenance of extra high voltage line (EVL)

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

In July 2022, TÜV Rheinland completed a series of ISO recertification audits to expand the scope of the existing certificates and include seven new sites: Castellana, Castellana II, Genoveva, Genoveva II, Achiras, Manque and Olivos wind farms. As of the date of this annual report, we hold the following certificates:

Standard: ISO 45001:2018

Certificate Register. No.: 01 213 219807

Certificate Holder: Central Puerto S.A. Av. Tomas Edison 2701 Ciudad Autónoma de Buenos Aires Argentina. Central Hidroeléctrica Piedra del Águila Ruta Nacional 237, Km 1450.5 (8315) Piedra del Águila Provincia de Neuquén Argentina.

Scope: Generation of electric energy from: hydraulic energy, thermal energy (gaseous and liquid fuel) and wind energy.

Validity: The certificate is valid from 2021-10-05 until 2024-10-04

Including the locations:

No:	Name/Location	Scope
1	Central Hidroeléctrica Piedra del Águila Ruta Nacional 237, Km 1450.5 8315 Piedra del Águila Provincia de Neuquén	Generation of electric energy from: hydraulic energy
2	Central Puerto S.A. - Planta Brigadier López Ruta 11 Km 455 3017 Parque Industrial Sauce Viejo, Calle 8, Colectora Norte Santa Fe - Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels).
3	c/o Central Puerto S.A. - para su subsidiaria Parque Eólico Achiras Lote 325, Parcela 1274 Lat 33° 12 ́ 44,23 ́ ́S, Long 65º 5 ́ 16,52 ́ ́ O Córdoba-Achiras, Argentina	Generation of electric energy from: wind energy.
4

c/o Central Puerto S.A. - para su subsidiaria

Parque Eólico La Castellana Camino rural altura

de la RN 3, Km 712,5

́Lat. 38º 38 ́ 22,40 ́ ́S Long. 62º 43 ́1,04 ́ ́

O - Villarino, Buenos Aires Argentina

Generation of electric energy from: wind energy.
5	c/o Central Puerto S.A. para su subsidiaria Parque Eólico La Castellana II Ruta 3 km 712,5 sobre camino Vecinal Villarino, Buenos Aires, Argentina	Generation of electric energy from: wind energy.
6	c/o Central Puerto S.A. para su subsidiaria Parque Eólico La Genoveva II Ruta 51 Km 705 Cabildo, Buenos Aires, Argentina	Generation of electric energy from: wind energy.
7	c/o Central Puerto S.A. para su subsidiaria Parque Eólico Manque (Latitud 33°13’35.26”S; Longitud 65° 4’ 38.69”O) Achiras, Córdoba, Argentina	Generation of electric energy from: wind energy.
8	c/o Central Puerto S.A. para su subsidiaria Parque Eólico Los Olivos (Latitud 33°15’50.34”S; Longitud 65° 2’59.94”O) Achiras, Córboba, Argentina	Generation of electric energy from: wind energy.
9	c/o Central Puerto S.A. para su subsidiaria Parque Eólico Vientos La Genoveva I Ruta 51 Km 705 Cabildo, Buenos Aires Argentina	Generation of electric energy from: wind energy.

Integrated Management System with ISO Certifications

Our management has put an integrated management system (“IMS”) in place for its electric power and steam generation plants in order to meet the needs and requirements of our internal policies and goals, as well as the needs and requirements of our clients, the applicable laws and regulations and ISO standards, namely, ISO 9001/2015 (quality), ISO 14001/2015 (environment) and ISO 45001/2018 (Occupational health and safety Assessment Series. Our IMS is certified by renowned international entities and audited from time to time, as required by the aforementioned standards.

The IMS seeks to achieve the following goals:

•	equip the plants with useful and proactive management tools;
•	ensure process quality;
•	satisfy clients’ requirements;
•	pursue ongoing improvement in processes;
•	safeguard people and our own and third party’s property;
•	prevent pollution;
•	make efficient use of resources;
•	preserve the ecological balance; and
•	improve life quality.

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

From 2016 through 2022 (through 2024 to ISO 45001): TÜV Rheinland

•

Brigadier López plant: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001:2018 (through March 2021) certificate

Certification body:

From 2019 through 2022 (through 2024 to ISO 45001): TÜV Rheinland

•

Wind Farms Achiras, La Castellana I, La Castellana II and La Genoveva II: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001:2018 (through July 2022) certificate.

Certification body:

From 2019 through 2022 (through 2024 to ISO 45001): TÜV Rheinland

•

Wind Farms Manque and Los Olivos: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001:2018 (through July 2022) certificate.

Certification body:

From 2020 through 2022 (through 2024 to ISO 45001): TÜV Rheinland

•

Wind Farms La Genoveva I: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate certificate and Occupation Safety and Health Management System with ISO 45001:2018 (through July 2022) certificate.

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

The Argentine Electric Power Sector

The following is a summary of certain matters relating to the electric power industry in Argentina, including provisions of Argentine laws and regulations applicable to the electric power industry and to us. This summary is not intended to constitute a complete analysis of all laws and regulations applicable to the electric power industry. Investors are advised to review the summary of such laws and regulations published by the Secretariat of Energy (https://www.argentina.gob.ar/economia/energia), CAMMESA (www.cammesa.com.ar) and the Ente Nacional Regulador de la Electricidad (Argentine Electricity Regulatory Entity, or “ENRE”) (www.enre.gob.ar) and to consult their respective business and legal advisors for a more detailed analysis. None of the information on such websites is incorporated by reference into this annual report.

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

General Overview of Legal Framework

Key Statutes and Complementary Regulations

The body of rules that constitutes the basic regulatory framework of the Argentine electric power sector currently in force are the following: (i) Law No. 15,336, enacted on September 20, 1960, as amended by Law No. 24,065, passed on December 19, 1991, partially promulgated by Decree No. 13/92, and regulated by Decree No. 1398/92 and Decree No. 186/95 (collectively, the “Regulatory Framework”), (ii) Law 24,065 which implemented privatizations of government-owned companies in the electric power sector and separated the industry vertically into four categories: generation, transmission, distribution and demand, and it also provided for the organization of the WEM (described in greater detail below) based on the guidelines set forth in Decree No. 634/91; and (iii) Decree No. 186/95 also created the notion of “participant,” among which it is worth mentioning the “trader,” which is defined as a company that is not a WEM agent but trades electric power in bulk.

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

Pursuant to Decree No. 258/16, the Executive branch appointed four interim members of the ENRE’s board of directors and ordered the former Ministry of Energy and Mining to put in place an open call (convocatoria abierta) to select the members of the ENRE’s board of directors. The Executive branch appointed the five new board members through Decree No. 84/2018.

However, in 2019, Section 6 of the Solidarity Law, authorized the Executive branch to intervene the ENRE’s board for one year. In that context, the ENRE was intervened by virtue of Decree No. 277/2020 until December 31, 2020.

This intervention was extended until December 31, 2021, by means of Decree No. 1020/2020 and until December 31, 2022, by means of Decree No.871/2021.

Later, though Decree No. 815/2022, the Executive branch extended ENRE’s intervention from January 1, 2023 for an additional period of one year or until the new tariff regime resulting from the Definitive Agreements of the Comprehensive Tariff Review (RTI) come into effect, whichever occurs first.

The Secretariat of Electric Energy

In addition to the ENRE, another of the main regulatory entities in Argentina is the Secretariat of Energy.

Its role is defined in Law No. 24,065 and Decree No. 50/2019. Pursuant to Decree No. 50/2019 (as amended, particularly by Decree No. 480/2022), its main duties are:

•	To intervene in the elaboration and execution of the national energy policy.

•	To take part in the plans, programs and projects of the area of its competence and in its budgetary, accounting and financial management.

•	To intervene in the elaboration and supervision of the fuel regime and to be involved in the setting of fuel prices, when appropriate, in accordance with the respective guidelines.

•

To intervene in the preparation of policies and standards for the regulation of public utilities in the energy sector, in the supervision of the agencies and entities that control the concessionaires of public projects or services, as well as in the preparation of standards for the regulation of public utilities licenses applicable to federal regimes in the energy sector.

•	To exercise the functions of enforcement authority of the laws that regulate the exercise of the activities in energy matters.

•	To take part in the segmentation of the subsidies of the tariffs of public services in the energy sector and in the elaboration of tariff structures in energy matters.

•	To take part in the design and execution and to assist in the elaboration of the policy of export reimbursements and refunds.

•	To assist the Minister of Economy in research and technological development in the different energy sectors.

•	To exercise the powers granted to the Federal Government agencies in Law No. 27,007.

•	To have the representation in the companies of the energy sector in which the Secretariat has a shareholding and exercises the shareholding.

•	To coordinate the management of the directors representing the federal government in those companies of the energy sector with State participation.

•	To promote the application of the energy sector policy encouraging the rational exploitation of natural resources and the preservation of the environment.

•	To promote the use of new energy sources, the incorporation of conventional hydroelectric supply and research applied to these fields.

•	To assist in the execution of international and interjurisdictional cooperation and integration agreements on energy matters to which Argentina is a party, and to supervise their execution.

•	To take part in the design and execution of policies regarding the conservation, recovery, defense and development of natural resources in the energy sector.

•	To represent the Secretariat in the Federal Council of Electric Energy.

•

To be involved in the definition of nuclear policy, in all matters related to the peaceful use of nuclear energy or radioactive sources, the fuel cycle, the management of radioactive waste, the development and research of nuclear activity, and in particular those related to the generation of nuclear power.

•

To exercise the supervisory control of the National Electricity Regulatory Entity (ENRE), the National Gas Regulatory Entity (ENARGAS), the Special Unit of the Transmission System (Unidad Especial del Sistema de Transmisión de Energía Eléctrica - UESTEE) and the National Commission of Atomic Energy (CNEA).

•	To promote and enter into agreements with public and private entities and participate in negotiations with national and international organizations in the energy field.

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

The WEM consists mainly of:

1.

a term market, where contractual quantities, prices and conditions are freely agreed upon among sellers and buyers; however, it should be noted that Resolution No. 95/2013 established the suspension of the incorporation of new contracts in the term market, with the exception of those contracts entered into under certain special regimes, and those contracts that have a differential remuneration regime (this suspension remains in effect to this day). Since then, large users of the MEM must purchase their electricity demand directly from CAMMESA, except in the case of contracts entered into under the excepted regimes;

2.

a spot market, where prices are established on an hourly basis based on the economic production cost, represented by the short-term marginal cost measured at the system’s load center (market node) (however, in practice, this system has suffered significant regulatory distortions since the year 2002). Purchases made in the spot market vary according to the nature of the buyer: large users, generators and self-generators pay the Spot Price, while distributors pay a seasonal price calculated by CAMMESA and approved by the SE. Seasonal prices are periodically established by the SE based on the programming made by CAMMESA, and maintained for six-month periods (subject to quarterly adjustments), in order for distributors to pay a stabilized price, and thus be able to transfer it to the tariffs paid by end users. It should be noted that since 2002, this price is not transferred in full to demand agents of the WEM, which in turn leads to relevant deficits in the stabilization fund administered by CAMMESA. Finally, the electricity remuneration values for generators (Spot Sales) are set by the National Executive Power; and

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

CAMMESA is managed by a board of directors composed of ten regular directors and up to ten alternate directors, which are appointed by its shareholders. Each of the associations that represent the different segments of the electric power sector is entitled to appoint two regular directors and two alternate directors. The two remaining regular directors of CAMMESA are the current Secretariat of Energy, who serves as chairman of the board and an independent member who acts as vice chairman, appointed at a meeting of the shareholders. The decisions adopted by the board of directors of CAMMESA require the affirmative vote of a majority of the directors present at the meeting, including the affirmative vote of the chairman of the board.

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

In addition to the responsibilities mentioned above, under current applicable regulations, CAMMESA has been tasked with the role of acquiring and supplying the fuel for the electric power sold under the Spot Sales free of cost to the generators.

Since January 1, 2021, and as a result of the implementation of the “GasAr” Plan (Plan Gas IV), the Secretariat of Energy established through Resolution No. 354/20 dated 12/1/2020, that those authorized Generators to carry out self-management of fuel in the MEM, and therefore not reached by Resolutions Nos. 95/2013 and 529/2014, they may assign to CAMMESA the operational management of the gas volumes contracted with producers with gas volumes awarded in the Gas Plan IV and / or the gas transportation service / s contracted with Natural Gas carriers and / or Distribution companies, so that said contracts (volumes and transportation of natural gas) are assigned for their consumption in thermal generation in such a way to minimize the total costs of supplying the MEM.

CAMMESA’s operating costs are funded by means of the mandatory contributions of all WEM participants.

On the other hand, the Secretariat of Energy, through Resolution No. 354/20, established, among other things, that as long as the Plan “GasAr” (Plan Gas IV) remains in force, the Generators of the MEM will be able to adhere to the centralized dispatch, assigning to CAMMESA the contracts that they had with natural gas producers or transporters, in order for said contracts to be used by the Dispatch Agency (OED) based on the dispatch criteria.

Likewise, Resolution No. 354/20 established that generating agents that have obligations to supply their own fuel under the framework of Resolution No. 287/2017, will have the option of canceling such obligations and the consequent recognition of their associated costs, having to preserve the maintenance of the respective transport capacity for the purposes of its management in the centralized dispatch, as long as CAMMESA determines the convenience of having it.

Provincial Regulatory Powers

Provinces can (and do) regulate the electrical system within their territories and are enforcement authorities in charge of granting and controlling electric power distribution concessions within their territories. Nonetheless, if a provincial electric power market participant is connected to the SADI, it must also comply with federal regulations. In general terms, provinces have followed federal regulatory guidelines and have established similar regulatory institutions. In addition, isolated provincial electric power systems are very rare, and most provincial market participants are connected to the SADI and buy and sell electric power in the WEM, which falls within the regulatory powers of the Argentine Government.

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

Structure of the Industry

Generation and the WEM

According to Law No. 24,065, electric power generation is classified as an activity of general interest associated with the provision of the public service of transmission and distribution of electric power but conducted within the framework of a competitive market. As a result of the privatization and incorporation of new market players, the generation sector, even after a consolidation process that took place over the past few years, has a structure with at least five major companies of similar size: (i) Central Puerto; (ii) Endesa Argentina S.A. (which includes Endesa Costanera S.A., Central Dock Sud S.A. and Hidroeléctrica el Colochón S.A.); (iii) Pampa Energía S.A. (which includes Central Térmica Güemes S.A., Central Térmica Loma la Lata S.A., Inversora Piedra Buena S.A., Inversora Diamante S.A., CTG and Inversora Nihuiles, and the plants formerly owned by Petrobras Argentina S.A., which were merged into Pampa Energía S.A.) and (iv) AES Argentina Generación S.A. (which includes Central Térmica San Nicolás S.A. and Hidroeléctrica Alicurá S.A.). In addition, a significant portion of the generation sector is controlled by state-owned and state-controlled companies (e.g., Yacyretá, Salto Grande, Atucha and Embalse and YPF) and other private sector generators (e.g., Orazul, Albanesi and Capex).

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

As of the date of this annual report, following the enactment of Resolution SE No. 95/2013, the incorporation of new PPAs in the term market was suspended, except for those power purchase agreements executed under certain special regimes or under the scope of Resolution No. 281/2017 -which created the Renewable Energy Term Market-. See “Item 4.B. Business Overview- The Argentine Electric Power Sector-Remuneration Scheme-The Previous Remuneration Schemes” below.

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

In accordance with the spot market that was in place prior to Spot Sales, electric power is traded at prices reflecting supply and demand. CAMMESA dispatched the available power units based on the variable costs of production determined by the generation agents, either based on the cost of fuel or the price of water determined, dispatching the most efficient power units first. The spot market price was determined by CAMMESA on an hourly basis at a specific geographic location, referred to as the “market node,” which is located in the system’s load center at Ezeiza, Province of Buenos Aires. The energy price consisted of a value referred to as the “marginal system price” or “market price,” and represented the economic cost of generating the next MWh to satisfy an increase in demand at the same value. The seasonal price fixing system was directly related to the quarterly average prices of the spot market.

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

However, in practice, the Spot Market pricing mechanisms have suffered significant changes since 2002. By means of Resolution No. 95/2013, relevant changes were made to the remuneration of the generation sector, transforming the system into a “cost plus” regime, in which generators are remunerated on the basis of variable “non-fuel” costs, fixed costs and an additional margin. In addition, Resolution No. 95/2013 prohibited generators to purchase their own fuel, with CAMMESA being the only buyer and administrator of fuel (See, also, “Item 4.B. Business Overview- The Argentine Electric Power Sector- General Overview of Legal Framework-Developments since the Public Emergency Law No. 25,561”).

The Stabilization Fund

Energy prices are passed on to end-users through the public utility distribution companies. To fix prices for end-users, CAMMESA analyzes electric power supply and demand for the period for which the price is being calculated. The seasonal price is a fixed quarterly price. The Regulatory Framework created the Stabilization Fund that absorbs the differences between the seasonal price and the spot price in the WEM. When the seasonal price is higher than the spot price, there is an accumulated surplus in the Stabilization Fund. Any surplus is used to offset any losses resulting from periods during which the spot price has been higher than the seasonal price. However, due to tariffs’ public policies, the Stabilization Fund has been in deficit since 2003.

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

In addition, the remuneration to power generators was maintained in artificial low levels through regulations that, among other measures, sets a cap on spot prices freezing the capacity payments.

Resolution No. 6/16 issued by the former Ministry of Energy and Mining on January 27, 2016, sought to gradually implement a standardization program of several macroeconomic variables, foster the efficient and rational use of electric power and ensure that the appropriate conditions are in place to benefit from private sector investments in the sector’s activities and segments. Pursuant to this resolution, the former Ministry of Energy and Mining acknowledged the gap between actual costs and prevailing prices. However, on the basis of social policy, the former Ministry of Energy and Mining had fixed a new seasonal price for the WEM that is was below actual supply costs, and thereafter, seasonal prices continued to be regularly approved by the relevant authorities. Recently, seasonal prices have been approved by means of Resolution SE No. 40/2022 (amended by Resolutions SE No. 105/2022), 305/2022, 605/2022 and 719/2022. Likewise, through Resolution No. 627/2022 (amended by Resolution No. 629/2022), the Secretariat of Energy approved the reference prices of power and Stabilized Energy in the WEM from September 1 to October 31, 2022.

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

Transmission services are rendered by concessionaires that operate and use high and medium voltage transmission lines. Transmission services consist of the transformation and transmission of electric power from generators’ delivery points to distributors or Large Users’ reception points. Law No. 24,065 provides that electricity transmission companies must be independent from other WEM participants and prohibits them from purchasing or selling electricity.

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

Through the Solidarity Law, the Argentine Government also invited provinces to freeze and review tariffs applied by distribution and transmission companies under provincial jurisdiction. On June 19, 2020, through Decree No. 543/2020, the freezing of tariffs was further extended for 180 additional days from the expiration of the previous term.

Moreover, Decree No. 311/2020 established the prohibition for distribution companies (among other public services concessionaries) to suspend the relevant services to certain end users -considered more vulnerable- in the event of default or non-payment of up to seven (7) consecutive or alternate invoices. Such measure was later extended by Decree No. 756/2020.

On December 16, 2020, the Executive branch issued Decree No. 1020/2020, which established:

(i)

the beginning of the tariffs revision negotiations for gas and energy transmission and distribution companies under federal jurisdiction. Initially, the negotiation term was limited to two (2) years from the effective date of Decree No. 1020/2020. However, an additional year was granted through Decree No. 815/2022, extending the negotiation period.

(ii)

an extension of the term of the electric power and natural gas tariff freeze set forth by the Solidarity Law for an additional 90 days, or until the new transitory tariff regimes enter into force, whichever occurs first.

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

On April 30, 2021, the ENRE issued Resolutions No. 106 and 107, through which the values of the Distribution Cost and the values of the tariff chart of EDESUR (106) and EDENOR (107) were approved, effective as from May 1, 2021 (Transition Tariff Regime). EDESUR and EDENOR were subject to numerous tariff regulations thereafter (including ENRE Resolutions Nos. 262/2021 (amended by Resolution No. 265/2021) and 263/2021 (amended by Resolution No. 266/2021); Resolutions Nos. 41/2022 and 42/2022; Resolutions Nos. 75/2022 and 76/2022; Resolutions Nos. 145/2022 and 146/2022; Resolutions No. 171/2022 and 172/2022; Resolutions Nos. 221/2022 and 222/2022; Resolutions Nos. 313/2022 and 314/2022; Resolutions Nos. 434/2022 and 435/2022 (amended by Resolution No. 484/2022); Resolutions Nos. 554/2022 (amended by Resolution No. 574/2022) and 555/2022; and Resolutions Nos. 179/2023 (amended by Resolution No. 182/2023) and 177/2023 (amended by Resolution No. 181/2023, among others).

On January 27, 2022, Resolution No. 28/2022 of the Secretariat of Energy was published in the Official Gazette. The Secretariat  instructed the ENRE to include the treatment of the seasonal reference prices of the Stabilized Energy Power and the Stabilized Price of Transmission in the WEM and for the WEM of the Tierra del Fuego System, as part of the public hearings to be held within the framework of the transitional adjustments of tariffs of the Public Service of Electric Power Transmissions of national scope, the treatment of the seasonal reference prices of the Stabilized Power, Stabilized Energy and the Stabilized Price of Transportation in the WEM and for the WEM of the Tierra del Fuego System, in order to broaden the dissemination of the respective information and facilitate a greater participation of the users of the electric service of the different jurisdictions in the treatment of such matter.

By means of Resolution No. 25/2022, the ENRE proceeded as instructed: it called for a Public Hearing in order to inform and hear opinions regarding: (i) the treatment of the determination of the seasonal reference prices of Power, Stabilized Energy in the WEM, as well as the Stabilized Price of Transmission and for the WEM of the Tierra del Fuego System; (ii) the proposals of the electric power transmission and distribution public service concessionaires, aimed at obtaining a transitory adjustment of tariffs, within the Comprehensive Tariff Review renegotiation process and prior to defining the tariffs to be applied by the concessionaires. The Public Hearing was held on February 17, 2022.

On February 26, 2022, ENRE Resolutions No. 66, 67, 68, 69, 70, 71, 72, and 74 were also published, which approved the hourly values to be applied to regulated equipment effective as from February 1, 2022, for the following transmission companies, respectively: TRANSPA, TRANSCO, TRANSENER, TRANSBA, EPEN, TRANSNOA, TRANSNEA and DISTROCUYO.

On June 16, 2022, the Executive Power issued Decree No. 332/2022, establishing a subsidy segmentation regime for residential users of electric power and natural gas public services through the network. The aim of this regime is to achieve reasonable energy values, that may be applied with fairness and distributive equity criteria. The Secretariat of Energy is the authority in charge of the application of the segmentation regime.

Accordingly, Resolution SE No. 627/2022 (as amended by Resolution No. 629/2022) approves the Power Reference Prices (POTREF) and the Stabilized Energy Price (PEE) in the MEM to be used for their corresponding application in the tariff charts by the Distribution Agents and other Public Distribution Service Providers that require it during the period from September 1 to October 31, 2022.

On October 21, 2022, ENRE Resolution No. 539/2022 was published, which called for a public hearing in order to inform and hear opinions regarding the proposals of the concessionaires of the electric power transmission public service aimed at obtaining a transitory adjustment of the tariffs, within the process of renegotiation of the Comprehensive Tariff Review and prior to defining the tariffs to be applied by the concessionaires. The hearing was held on November 30, 2022. The final report of the hearing was approved by ENRE Resolution No. 682/2022, published on December 27, 2022.

On November 11, 2022, ENRE Resolution No. 576/2022 was published, which called for a public hearing in order to inform and hear opinions regarding the proposals of the concessionaires of the electric power distribution public service aimed at obtaining a transitory adjustment in the tariff, as part of the renegotiation process of the Comprehensive Tariff Review, prior to defining the tariffs to be applied by the concessionaires. The hearing was held on January 23, 2023. The final report of the hearing was approved by ENRE Resolution No. 154/2023, published on February 1, 2023.

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

GUMEs are users with a maximum capacity ranging from 0.03 to 2.0 MW. They are not required to have any minimum annual demand.

GUPAs are users with a minimum capacity of 0.030 MW and a maximum of 0.1 MW. They are not required to have any minimum annual demand.

Traders

Since 1997, traders have been authorized to participate in the WEM by intermediating block sales of energy. Currently, there are thirteen authorized traders in the WEM.

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

3.	no transmission company may purchase or sell electricity.

Section 33 of the Argentine Corporate Law states that “companies are considered as controlled by others when the holding company, either directly or through another company: (1) holds an interest, under any circumstance, that grants the necessary votes to control the corporate will in board meetings or ordinary shareholders’ meetings; or (2) exercises a dominant influence as a consequence of holding shares, quotas or equity interest or due to special linkage between the companies”. However, we cannot assure you that the electric power regulators will apply this standard of control in implementing the restrictions described above. According to the ENRE resolutions, a company controlled by or controlling an electric power transmission company is a company that owns more than 51.00% of the voting shares of the controlled company and exercises a majority control.

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

In the distribution sector, the Renegotiation Agreements provided for limited increases in income and to a portion of the tariffs (namely, the VAD). Such increases were generally applied to commercial and industrial users, while a comprehensive review of tariffs that would include residential users has been proposed on several occasions. This delay in updating rates caused an imbalance in the payments that distributors made to CAMMESA and those charged by the generators to CAMMESA, which resulted in shortages in the stabilization fund and delays in payments to generators. See “-Shortages in the Stabilization Fund and Responses from the Argentine Government”.

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

The FONINVEMEM and Similar Programs

In 2004, the Argentine Government, seeking to increase generation capacity, created the FONINVEMEM (Resolution SE No. 712/2004), a fund to be administered by CAMMESA. To provide capital for the FONINVEMEM, the former Secretariat of Electric Energy invited all WEM participants holding LVFVDs (Liquidaciones de Venta con Fecha de Vencimiento a Definir, as per Resolution SE No. 406/2003 and 943/2003) that originated from amounts owed by CAMMESA’s to generators from the period January 2004 to December 2006, to contribute these credits to the FONINVEMEM. In the initial stages of the FONINVEMEM, generators had to participate in the construction of two new 800 MW combined cycle thermal generation plants. Consequently, on December 13, 2005, the generation companies TMB and TJSM were created. Subsequently the generators also contributed the LVFVDs from 2007 to said projects.

The FONINVEMEM reimburses the private sector contributors the amount of their contributed receivables in 120 equal, consecutive monthly installments starting from the commercial launch date of the plants, converted into U.S. dollars at the rate effective as of the date of the applicable agreement, with interest at the interest rate specified in the applicable agreement for each project. For further information, see “Item 4.B. Business Overview -FONINVEMEM and Similar Programs”.

Subsequently, in 2010, a new agreement with WEM generators was entered into to promote new electric power generation to satisfy the increase in the energy and capacity demand and also to facilitate the settlement of the generators’ receivables from CAMMESA (LVFVDs) for electric power sales. Within the framework of such agreement, Central Puerto and the Endesa and Duke groups participated in a project for the construction of a thermal combined cycle plant named Central Vuelta de Obligado, in Timbúes, Province of Santa Fe, and, in turn, The AES Group was part of a project for the construction of Central Guillermo Brown, located in Bahía Blanca, Province of Buenos Aires. In connection with the former, the generation company CVOSA was created.

Resolution SE No. 146/2002

Resolution SE No. 146 of October 23, 2002, provides that any generator that needs to perform major or extraordinary maintenance works and needs resources for such works may request financing, subject to the availability of funds and the performance of the conditions set forth by such rule.

Energía Plus

In September 2006, the former Secretariat of Electric Energy issued Resolution No. 1281/06 which created the Energía Plus Service, to respond to the sustained increase in energy demand and to foster new private sector interested parties to invest fresh capital into the energy sector in order to generate new energy sources.

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

Based on the information provided, the former Secretariat of Electric Energy must evaluate the submitted offers and inform CAMMESA of those that are accepted for contracts, expressly stating the annual payment amount for the installation costs to be considered and/or the calculation method to be applied for such purposes, as well as the fixed or variable costs associated with the PPAs. The Secretariat of Electric Energy then must send CAMMESA the text of the contract to be executed and the methodology that should be used for its inclusion in the economic transactions of the WEM.

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

Distributed Energy (Energía Distribuida)

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

The Promotion Regime sets forth the policies and contractual terms for the generation of electric power from renewable sources by users of electric power distribution service, either for self-consumption or, eventually, for the supply of additional energy to the grid.

It also established the obligation of the electric power distribution companies to allow such energy supply by the abovementioned user-generators, securing free access to the distribution grid. Distributed generation of electricity from renewable sources was declared of national interest.

The goal of the Promotion Regime is to achieve 1,000 MW of installed capacity within twelve (12) years as of the day in which Decree No. 986/2018 came into force (November 3, 2018).

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

The compensation and remuneration scheme for the supplied energy shall be administered by the distributor in the following terms:

(a)

The user-generator shall receive a tariff for the supply of each kilowatt per hour (KW/h) delivered to the grid, as of the moment the measuring equipment is installed by the distributor. The pricing shall be in Argentine pesos. The applicable tariff scheme was approved by ENRE Resolution No. 189/2019, and by means of ENRE Resolution No. 490/2021 (modified by Resolution No. 190/2023) regarding EDENOR and EDESUR (see “Tariff Scheme - ENRE Resolution No. 189/2019” below).

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

Tariff Scheme - ENRE Resolution No. 189/2019 and complementary regulations

ENRE Resolution No. 189/2019 approved the applicable tariffs to User-Generators for the supply of energy to the grid as of May 2019, valued in Argentine pesos per hourly kilowatt ($/kwh).

On November 19, 2021, ENRE Resolution No. 490/2021 was published in the Official Gazzette, approving the Injection Tariffs for User-Generators of the concession areas of EDENOR and EDESUR S.A., effective as of August 1, 2021. This resolution was modified by means of ENRE Resolution No. 190/2023.

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

PPAs with IEASA (former ENARSA)

Resolution SE No. 712/09 approved the sample contracts to be executed between CAMMESA and ENARSA -now IEASA for the supply of electric power derived from renewable sources generated under the contracts awarded in ENARSA’s Bidding Process No. 1/09.

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

Based on the assessment of the requests received, the former Secretariat of Electric Energy would consider the merits of contracting for the availability of generation and related energy, instruct CAMMESA to execute a contract with those parties whose requests have been accepted and send the text of the contract to be executed with the specific provisions for each contract.

The main characteristics of these sample contracts approved by Resolution SE No. 712/09 were the following:

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

4.

A guarantee fund will be established to ensure the performance of the obligations under the PPAs, which shall be set up by CAMMESA, until reaching a limit of 10.00% of the future obligations assumed under each of the contracts at which point the fund ceases to accumulate funds.

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

To promote renewable energy, Law No. 26,190 was enacted in December 2006 and approved the National Promotional Regime for the Use of Sources of Renewable Energy destined to Power Generation (the “Promotional Regime”). The renewable energy sources provided for in this system include wind, solar, geothermal, tidal, hydraulic (hydroelectric power plants up to 30 MW), biomass, landfill gas, sewage-treatment plant gas and biogas (except for the uses provided for in Law No. 26,093 on biofuels). The purpose of Law No. 26,190 is to increase the proportion of energy provided by renewable energy sources to 8% of the national electric power consumption within ten years from its effective date. Law No. 26,190 also established a system of investments for the construction of new works intended to generate electric power from renewable energy sources, which will remain in force for a term of ten years. The system set forth by Law No. 26,190 has been excluded from the general remuneration scheme regulated by Resolution No. 95/13 as amended (as described below).

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

1.

sets renewable energies consumption targets for all of Argentina’s electric power consumers, as minimum percentages of renewable energies electric power that they are required to consume as of December 31 of the following years: 8.00% for 2017, 12.00% for 2019, 16.00% for 2021, 18.00% for 2023, and 20.00% for 2025;

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

Pursuant to Decree No. 531/16, the Argentine Government set forth general guidelines and principles for the development of energy projects, by delegating the procedures for compliance with energy goals, bids or auctions for the implementation of the FODER to the former Ministry of Energy and Mining, particularly to the Undersecretariat of Renewable Energies. The most important aspects of these regulations are as follows:

1.	The former Ministry of Energy and Mining must be the enforcement authority of the law (currently the Secretariat of Energy).

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

3.

Exclusion of assets connected to the activity subject to the Promotional Regime from the taxable base related to the minimum presumed income tax until the eighth fiscal year following the project’s commencement (inclusive of the first year). Excluded assets are those connected to the project subject to the Promotional Regime and included in the owner’s net worth after the approval of such project. Pursuant to Law No. 27,260, the minimum presumed income tax was repealed effective as of the fiscal periods beginning on or after January 1, 2019.

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

84

5.

Tax certificate applicable to the payment of income tax, VAT, minimum presumed income tax and excise taxes for an amount equal to 20% of the value of components of electromechanical facilities made in Argentina, provided that at least 60% of the components (excluding civil works) are made in Argentina. Where there is insufficient or a lack of production in Argentina, the percentage is reduced to 30%. The assignment of the tax certificate is conditioned upon the fact that the taxpayer cannot have liquidated debts due and payable to the AFIP. The tax credit certificate may be transferred to third parties only once.

6.

Other benefits, including the possibility of shifting increased costs arising from tax increases to the price of the renewable energy sold and exemptions established after the execution of said contracts. In the contracts executed by CAMMESA, the generator has the right to request recognition of a new price for the energy supplied when there are increases in taxes, rates, contributions or federal, provincial or municipal charges. For such purposes, CAMMESA must be provided with the information and documentation necessary to assess the adjustment of the value of the energy supplied. Decree No. 531/2016 details the definition and scope of the above mentioned fiscal increases. The request for recognition of the new price due to fiscal increases, together with proof of the information and documentation, is subject to an automatic expiration period.

7.

Exemption from import duties and the statistical rate for the import of new capital assets, special equipment and related parts and components that are necessary for, among other things, the execution of the project. This benefit was valid until December 31, 2017.

8.

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

On September 5, 2016, after concluding the period for submitting bids to the first round of the RenovAr Program, the former Minister of Energy and Mining, Juan José Aranguren, and the former Undersecretariat of Renewable Energies, Sebastián Kind, pursuant to Resolution No. E 205/16 signed by the Minister of Energy and Mining, announced that 123 bids were submitted, requesting 6,346 MW (six times more than 1,000MW originally tendered), of which 105, a total of approximately 5,209 MW, were technically qualified. This consisted of 42 wind projects with a total installed capacity of approximately 2,780 MW, 50 solar projects with a total installed capacity of approximately 2,304 MW and 13 biomass, biogas, and small hydroelectric power projects with a total installed capacity of approximately 35 MW.

Pursuant to Resolution No. 213-E/16 of the former Minister of Energy and Mining, the results of the tender were published on October 7, 2016. A total of 29 projects with a total installed capacity of 1,141.51 MW, located in nine different provinces were awarded:

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

As a result of Round 2.5 by means of Resolution No. 488-E/2017 of the former Ministry of Energy and Mining, issued on December 19, 2017, 22 additional projects (totaling 634.3 MW of projected power) were awarded.

Round 3.0 of the RenovAr Program: Public Bid Process for New Renewable Energy Generation Units

Through Resolution No. 100/2018, dated November 14, 2018, the former Secretariat of Energy launched Round 3.0 of the RenovAr program and issued the bidding terms and conditions ruling such bidding contest.

In this new round, participants can submit bids with respect to electricity projects of no more than 10MW of capacity each, regardless of the applicable technology (wind, solar, etc.). The total capacity to be awarded in this round is 400MW of renewable energy.

On August 2, 2019, pursuant to Disposition SSERyEE 91/2019 the awarding of the PPAs was decided for a total of 259 MW

Pursuant to the RenovAr regulatory framework, we were awarded with 3 wind projects: La Castellana I in Round 1, Achiras in Round 1.5, and La Genoveva I in Round 2.0. The wind farm La Castellana I reached commercial operation date (COD), in August 2018, and Achiras reached commercial operation date on September 2018 while La Genoveva I on November 2020. The following table shows the main characteristics of each of the wind farms:

	La Castellana I	Achiras	La Genoveva I
Location	Province of Buenos Aires	Province of Córdoba	Province of Buenos Aires
Status	In operation	In operation	In operation
Commercial operation date / Expected commercial operation date	August 18, 2018	September 20, 2018	November 21, 2020
Awarded power capacity in the bidding process(1)	99 MW	48 MW	86.60MW
Current/Expected power capacity (1)	100.80 MW	48 MW	88.2 MW
Regulatory Framework	RenovAr 1.0	RenovAr 1.5	RenovAr 2.0
Awarded price per MWh	US$61.50	US$59.38	US$40.90
Contract length	20 years, starting from commercial operation	20 years, starting from commercial operation	20 years, starting from commercial operation
Power purchase agreement signing date	January 2017	May 2017	July 2018
Number of units	32 wind turbines	15 wind turbines	21 wind turbines
Wind turbine provider	Acciona Windpower-Nordex	Acciona Windpower-Nordex	Vestas

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

1.

prepare and put in place a plan of action addressing the issues affecting the electric power generation, transmission and distribution sectors within its jurisdiction in order to adjust the quality and safety of the electric power supply and ensure the supply of electric power under suitable technical and economic conditions; and

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

Pursuant to the Decree 882/2017, the former Ministry of Energy and Mining was mandated to execute the merger of ENARSA and Emprendimientos Energéticos Binacionales S.A (EBISA). EBISA is a company responsible for selling the electricity generated by certain binational energy projects in which the Argentine Government is a party. In accordance with the provisions of such decree, ENARSA would absorb EBISA and would change its name to IEASA. Through Resolution No. 11-E/2018, the former Ministry of Energy and Mining instructed the boards of directors of the aforementioned companies to carry out all diligences necessary to perform the merger.

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

On June 14, 2019 the transfer agreement for the production unit part of Brigadier López Plant and for the premises on which the Brigadier López Plant is located, was executed, also including: (a) personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used in connection with the operation of the Brigadier López Plant; (b) IEASA’s contractual position in the following contracts: (i) Turbogas and Turbosteam supplying contracts with CAMMESA, (ii) the Brigadier López Financial Trust Agreement (as defined below), (iii) the long term maintenance agreement  with Siemens, (iv) the spare part sales agreement with Siemens, (iv) insurance contracts. and the, among others); (c) permits and authorizations in effect related to the Brigadier López Plant operation; and (d) Brigadier López Plant employees.

The Brigadier López Plant has a 280.50 MW Siemens gas turbine installed. It is expected that such gas turbines will be supplemented with a boiler and a steam turbine to complete the combined cycle, which will allow the Brigadier López Plant to generate 420 MW in the aggregate. The installation of all necessary items for the completion of the combined cycle have not been finalized as of the date of this annual report. Completion is expected to be reached during 2024 (see Item 3D. Risk Factors-Risks Relating to our Business- Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants).

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

Changes to the Electric Power Sector under the current Administration

As of the date of this annual report, the following measures have been adopted in the electric power sector since the elected administration took office on December 10, 2019:

•	The Governmental Secretariat of Energy -under the jurisdiction of the former Ministry of Treasury- was reorganized as the Secretariat of Energy -within the scope of the Ministry of Economy.

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

•

By means of the Solidarity Law, the National Executive branch was empowered to intervene the ENRE board of directors per one year. This measure was implemented by means of Decree No. 277/2020 and extended by means of Decree No. 1020/2020 (until December 31, 2021) and Decree No. 871/2021 (until December 31, 2022) and Decree No. 815/2022 (until December 31, 2023).

•

The transfer of EDENOR and EDESUR to the jurisdictions of the City of Buenos Aires and the Province of Buenos Aires, as applicable, was suspended. Therefore, such companies still remain under the regulatory power of the federal government.

•

On December 27, 2019, the Ministry of Productive Development issued Resolution MDP No. 12/2019, repealing Resolution SGE No. 70/2018 and restoring Art. 8 of Resolution SE 95/2013. Beginning in January 2020, CAMMESA became the only fuel supplier for generation companies, except for (i) thermal units that had prior commitments with CAMMESA for energy supply contracts with their own fuel management and (ii) thermal units under the Energía Plus regulatory framework, authorized under Resolution SE No.1281/05 to supply energy to large private users.

•

On February 27, 2020, the Secretariat of Energy issued Resolution No. 31/20 applicable from February 1, 2020, which replaces the regulatory framework for Spot Sales, changing the energy and power capacity prices for the units under this regulatory framework. Resolution No. 31/20 was later modified by means of Resolution No. 440/2021, Resolution No. 238/2022 and Resolution No. 826/2022. For the details of these regulations see “Item 4.B. Business Overview-The Argentine Electric Power Sector-Remuneration Scheme-The Current Remuneration Scheme”.

89

•

Resolution SEE No. 354/2020. Through this resolution it was established, mainly among other things, that as from the validity of the “GasAr” Plan (Plan Gas IV), the MEM Generators will be able to adhere to the centralized dispatch, assigning to CAMMESA the operational management of the contracts that these have with producers awarded with gas volumes in the Plan Gas IV and / or with natural gas transporters and / or distributors, so that said contracts are used by the Dispatch Agency (OED) in order to minimize total costs supply criteria for the MEM dispatch criteria and for a given priority of dispatch of natural gas according to its origin (Natural Gas from Plan Gas IV natural gas imprinted from Bolivia by IEASA, LNG and the rest of natural gas in local basins outside the Plan Gas IV). In particular, Resolution No. 354 also established that generating agents that have obligations to supply their own fuel within the framework of Resolution No. 287/2017, will have the option to nullify the aforementioned obligation, having to preserve the maintenance of the respective transport capacity for the purposes of its management in the centralized dispatch, as long as CAMMESA determines the convenience of having it.

•

On January 19, 2021, the ENRE initiated, with the enactment of Resolutions 16/2021 and 17/2021, the proceedings for the transitory adjustments of the tariffs of the public utilities of distribution and transmission of energy, with the purpose of establishing a Transitional Tariff Regime, until a Final Renegotiation Agreement is reached.

•	On January 21, 2021, the SE created through Resolution No. 40/2021 two regimes:

(i)

a “Special Regime for the Regularization of Obligations” for the debts maintained with CAMMESA and/or with the WEM of the electric power distributors agents of the MEM, whether for energy consumption, power, interest and/or penalties, accumulated as of September 30, 2020;

(ii)

a “Special Credits Regime” for those electric power distributors that, being WEM agents, do not register debt with CAMMESA and/or the WEM or are considered within reasonable values in relation to their level of transactions as of September 30, 2020.

Both regimes will be implemented through the signing of particular “Actas Acuerdo” that will be signed between the electric power distributors agents of the WEM and its granting authority and/or control entity and the SE, where the treatment of the entirety of the comprised debt and the obligations to which the distributor will be subject.

•

By means of Decree No. 88/2022, both regimes were extended until December 31, 2022. On February 7, 2023, Resolution SE No. 56/2023 was published in the Official Gazette, regulating a new debt regularization regime pursuant to Article 89 of Law 27,701, establishing specific criteria and conditions in this respect.

•

By means of Resolution No 53/2021, issued on March 3, 2021, the ENRE called for a public hearing to discuss the “Transition Tarff Regime” to be applied by EDENOR and EDESUR, all within the integral tariff revision process.

•

Later, on March 5, 2021, ENRE issued Resolution No. 58/2021. Through this Resolution, ENRE instructed EDENOR and EDESUR issue the invoices for the electric power distribution public service including only the amounts due for consumption in the invoiced period, and separately, inform debts originated or accrued during the mandatory quarantine (ASPO) and the social distancing measure (DISPO), without contemplating interests. It also ordered both distributors to refrain from suspending the supply of their services due to amounts owed up to February 28, 2021.

•

On April 30, 2021, the ENRE issued Resolutions No. 106 and 107, through which the values of the Distribution Cost and the values of the tariff chart of EDESUR (106) and EDENOR (107) were approved, effective as from May 1, 2021 (Transition Tariff Regme). EDESUR and EDENOR were subject to numerous tariff regulations thereafter (including ENRE Resolutions Nos. 262/2021 (amended by Resolution No. 265/2021) and 263/2021 (amended by Resolution No. 266/2021); Resolutions Nos. 41/2022 and 42/2022; Resolutions Nos. 75/2022 and 76/2022; Resolutions Nos. 145/2022 and 146/2022; Resolutions Nos. 171/2022 and 172/2022; Resolutions Nos. 221/2022 and 222/2022; Resolutions Nos. 313/2022 and 314/2022; Resolutions Nos. 434/2022 and 435/2022 (amended by Resolution No. 484/2022); Resolutions Nos. 554/2022 (amended by Resolution No. 574/2022) and 555/2022; and Resolutions Nos. 179/2023 (amended by Resolution No. 182/2023) and 177/2023 (amended by Resolution No. 181/2023), among others).

•

On January 27, 2022, Resolution No. 28/2022 of the Secretariat of Energy was published in the Official Gazette. The Secretariat instructed the ENRE to include the treatment of the seasonal reference prices of the Stabilized Energy Power and the Stabilized Price of Transmission in the WEM and for the WEM of the Tierra del Fuego System, as part of the public hearings to be held within the framework of the transitional adjustments of tariffs of the Public Service of Electric Energy Transmission of national scope, the treatment of the seasonal reference prices of the Stabilized Power, Stabilized Energy and the Stabilized Price of Transmission in the WEM and for the WEM of the Tierra del Fuego System, in order to broaden the dissemination of the respective information and facilitate a greater participation of the users of the service of the different jurisdictions in the treatment of such matter.

90

•

By means of Resolution No. 25/2022, the ENRE proceeded as instructed: it called for a Public Hearing in order to inform and hear opinions regarding: (i) the treatment of the determination of the seasonal reference prices of Power, Stabilized Energy in the WEM, as well as the Stabilized Price of Transmission and for the WEM of the Tierra del Fuego System; (ii) the proposals of the electric power transmission and distribution public service concessionaires, aimed at obtaining a transitory adjustment of tariffs, within the Comprehensive Tariff Review renegotiation process and prior to defining the tariffs to be applied by the concessionaires. The Public Hearing was held on February 17, 2022.

•

On February 26, 2022, ENRE Resolutions No. 66, 67, 68, 69, 70, 71, 72, and 74 were also published, which approved the hourly values to be applied to regulated equipment effective as from February 1, 2022 for the following transmission companies, respectively: TRANSPA, TRANSCO, TRANSENER, TRANSBA, EPEN, TRANSNOA, TRANSNEA and DISTROCUYO.

It is important to note that a Public Hearing was called by the Secretariat of Energy through Resolution No. 235/2022, published on April 18, 2022, in the Official Gazette. The hearing aimed to discuss the implementation of a subsidy segmentation in the price of energy granted by the Federal Government to natural gas and electric power service users during the 2022-2023 biennium. The hearing took place on May 12, 2022.

•

On June 16, 2022, the Executive Power issued Decree No. 332/2022, which established a regime for subsidizing residential users of electric power and natural gas public services through the network. The aim of this regime is to achieve fair and equitable energy values. The Secretariat of Energy is responsible for the implementation of the segmentation regime.

•

In addition, the decree created the Registry of Access to Energy Subsidies (RASE), which is under the control of the Undersecretariat of Energy Planning of the Secretariat of Energy. Residential users of public utilities of electric power and natural gas through networks that request the subsidy from the Federal Government must be registered in this registry. The decree also established the Single National Registry of Owners of Essential Public Services (ReNUT), which is under the control of the National Council for the Coordination of Social Policies. The purpose of ReNUT is to manage the flow of data and information at the national level and to understand the qualitative and quantitative composition of public service users.

•

The Secretariat of Energy issued Resolution No. 467/2022, which was published in the Official Gazette on June 28, 2022, directing the Undersecretariat of Energy Planning to implement the Segmentation of Subsidies to Residential Users of public utilities of electric power and natural gas by network, as established in Decree No. 332/2022.

•

Subsequently, the Secretariat of Energy issued Resolution No. 627/2022, which was published in the Official Gazette on August 30, 2022, and amended by Resolution No. 629/2022, defining three segments of residential users with different levels of subsidies. The three segments are: Level 1 - Higher Income, Level 2 - Lower Income, and Level 3 - Average Income. The subsidy levels for each segment are different, with Level 1 users responsible for the full cost of the energy component, while Level 2 and 3 users receive partial subsidies.

•

From September 1, 2022, to October 31, 2022, the subsidy segmentation regime for Residential users of public electric power services will be applied according to specific criteria. Residential demand users of Level 1 - Higher Income segment will have a 20% reduction in the subsidy applied to the seasonal price established in Resolution SE No. 605/22. Residential demand users of Level 2 - Lower Income segment will have no change in the allocation of the current subsidy. Residential demand users of Level 3 - Middle Income segment will have the current seasonal prices maintained.

•

Furthermore, starting from September 1, 2022, and until October 31, 2022, general demand users (whose demands are lower than 300 kW and are non-residential) experienced a 20% reduction in the subsidy applied to the seasonal price specified in Resolution SE No. 605/2022.

•

Resolution SE No. 627/2022, as amended by Resolution No. 629/2022, also approves the Power Reference Prices (POTREF) and the Stabilized Energy Price (PEE) in the MEM, to be utilized by Distribution Agents and other Public Distribution Service Providers that required it during the period from September 1 to October 31, 2022.

•

Starting from September 1, 2022, electric power demand declared by WEM distribution agents for supplying users with homes categorized as “Level 3 - Medium Income” are subject to the Power Reference Price (POTREF) and the Stabilized Energy Price (PEE) in the MEM, which have been defined for “Level 1 - High Income” in Resolution SE No. 629/2022, for those electric power consumptions exceeding 400 kWh/month.

91

•

In addition, on September 15, 2022, the Secretariat of Energy published Resolution No. 649/2022 in the Official Gazette, which established a consumption cap allocation system without removing differentiated subsidies (according to the characteristics of each jurisdiction) for residential users who do not bear the full cost of energy.

•

The consumption cap for households in the provinces of Misiones, Corrientes, Formosa, Chaco, Catamarca, and La Rioja will be increased to 550 kWh/month for excess consumption. This was clarified by Resolution No. 661/2022 of the Secretariat of Energy, published on September 26, 2022, which stated that any services not identified as Level 2 or Level 3 beneficiaries in the list reported to ENRE, ENARGAS, regulatory entities, provincial authorities, and/or companies providing public utilities for the distribution of electric power and natural gas by network must be treated as higher income residential users (Level 1) in each billing cycle for the purposes of the allocation of energy subsidies established by Decree No. 332/2022.

•

Furthermore, Resolution No. 742/2022 of the Secretariat of Energy, published on November 3, 2022, established the application of the Power Reference Prices (POTREF) and the Stabilized Energy Price (PEE) in the MEM for the “Level 2 - Lower Income” segment, as defined by Resolution No. 719/2022 and any successive resolutions that may replace it in the future.

•

Resolution No. 539/2022 of the ENRE was issued on October 21, 2022, calling for a public hearing to inform and hear opinions on the electric power transmission public service concessionaires’ proposals for a transitory tariff adjustment. This was within the process of renegotiating the Comprehensive Tariff Review and before defining the concessionaires’ applicable tariffs. The hearing took place on November 30, 2022, and its final report was approved by ENRE Resolution No. 682/2022, published on December 27, 2022.

•

Similarly, ENRE Resolution No. 576/2022 was issued on November 11, 2022, calling for a public hearing to inform and hear opinions on the electric power distribution public service concessionaires’ proposals for a transitory tariff adjustment. This was part of the renegotiation process of the Comprehensive Tariff Review, prior to defining the concessionaires’ applicable tariffs. The hearing took place on January 23, 2023, and its final report was approved by ENRE Resolution No. 154/2023, published on February 1, 2023.

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

92

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

Pursuant to Resolution No. 155/16 and Resolution No. 216/16, the Secretariat of Electric Energy authorized CAMMESA to subscribe the wholesale demand contracts with every winning bidder, for 1,915 MW with an average price of US$21.833/MW-month, and for 956 MW with an average price of US$19.907/MW-month, respectively. In addition, through Resolution No. 387/16, the Secretariat of Electric Energy authorized CAMMESA to execute additional wholesale demand contracts for two generation projects (one for 100 MW and the other for 137 MW).

Resolution 287/2017 of the former Secretariat of Electric Energy

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

PPAs were awarded to different projects, by means of Resolutions No. 820/2017 and 926/2017 of the former Secretariat of Electricity.

Remuneration Scheme

The Current Remuneration Scheme for generators (Spot Sales)

On February 27, 2020, the Secretariat of Energy issued Resolution SEE No. 31/20, establishing a remuneration scheme in Argentine pesos applicable as from February 1, 2020, for Authorized Generators in the Wholesale Electricity Market. Resolution SEE No. 31/20 was later modified by means of Resolution SEE No. 440/2021, Resolution SEE No. 238/2022 and Resolution SEE No. 826/2022.

Remuneration of thermal generators

Resolution No. 440/21, valid until January 2022, Resolution No. 238/22 valid from February to August 2022 and Resolution No. 826/2022 valid since September 2022 set forth, regarding generation from thermal sources, that Authorized Thermal Generators will be remunerated for (i) monthly available capacity and (ii) energy.

Remuneration for available capacity is comprised of (i) a minimum price associated to the actual available capacity (DRP) and (ii) a price for guaranteed capacity according to the fulfilment of an offered guaranteed capacity availability (DIGO). DIGO is the capacity availability offered by an Authorized Thermal Generator for each “g” generation unit for each DIGO period (which are: (a) summer period: December-January-February, (b) winter period: June-July-August, (c) remaining periods: (c1) March-April-May, (c2) September-October-November). The power remuneration will be affected according to the Utilization Factor (FU) of the generation unit only when Resolution No. 440/21 applies.

Remuneration for energy will be the sum of two items: (i) Generated Energy and (ii) Operated Energy (associated to the rotating power in each hour). The hourly volume of Operated Energy must correspond with the optimal dispatch for the fulfilment of energy and reserves assigned. Remuneration for energy is determined at the connection node of the generator.

Finally, there is an additional remuneration concept for energy, concerning the first 25 (HMRT-1) and second 25 (HMRT-2) hours of maximum thermal dispatch (“HMRT”) in the month, also establishing a distinction between the summer period, the winter period and the remaining periods.  Since November 2022, HMRT was replaced by Peak Hour remuneration, which consists of recognizing an income equivalent to twice the price of the energy generated every day between 6:00 p.m. and 11:00 p.m. during the summer and winter months, and once the price of the energy generated at the same time, during the spring and autumn months.

Remuneration for Available Capacity: the price to remunerate capacity from thermal sources will be determined pursuant to the following values of capacity base price (PrecBasePot), price of guaranteed capacity (PrecPotDIGO) and Utilization Factor (FU):

Technology / Scale	PrecBasePot (Ps./MW-month)
	Res. 440/21 jan	Res. 238/22 feb	Res. 238/22 jun	Res. 826/22 sep	Res. 826/22 dec
Combined-cycle Large > 150 MW	129,839	168,791	185,670	222,804	245,084
Combined-cycle Small <= 150 MW	144,738	188,159	206,975	248,370	273,207
Steam Turbine Large > 100 MW	185,180	240,734	264,807	317,769	349,546
Steam Turbine Small <= 100 MW	221,364	287,773	316,551	379,861	417,847
Gas Turbine Large > 50 MW	151,124	196,461	216,107	259,329	285,262
Gas Turbine Small <= 50 MW	195,822	254,569	280,025	336,031	369,634
Internal Combustion Engines>42MW	221,364	287,773	316,551	379,861	417,847

Technology / Scale	PrecPotDIGO Summer/Winter (Ps./MW-month)
	Res. 440/21 jan	Res. 238/22 feb	Res. 238/22 jun	Res. 826/22 sep	Res. 826/22 dec
Combined-cycle Large > 150 MW	464,400	603,720	664,092	796,910	876,601
Combined-cycle Small <= 150 MW	464,400	603,720	664,092	796,910	876,601
Steam Turbine Large > 100 MW	464,400	603,720	664,092	796,910	876,601
Steam Turbine Small <= 100 MW	464,400	603,720	664,092	796,910	876,601
Gas Turbine Large > 50 MW	464,400	603,720	664,092	796,910	876,601
Gas Turbine Small <= 50 MW	464,400	603,720	664,092	796,910	876,601
Internal Combustion Engines>42MW	464,400	603,720	664,092	796,910	876,601

Technology / Scale	PrecPotDIGO Remaining Periods (Ps./MW-month)
	Res. 440/21 jan	Res. 238/22 feb	Res. 238/22 jun	Res. 826/22 sep	Res. 826/22 dec
Combined-cycle Large > 150 MW	348,300	452,790	498,069	597,683	657,451
Combined-cycle Small <= 150 MW	348,300	452,790	498,069	597,683	657,451
Steam Turbine Large > 100 MW	348,300	452,790	498,069	597,683	657,451
Steam Turbine Small <= 100 MW	348,300	452,790	498,069	597,683	657,451
Gas Turbine Large > 50 MW	348,300	452,790	498,069	597,683	657,451
Gas Turbine Small <= 50 MW	348,300	452,790	498,069	597,683	657,451
Internal Combustion Engines>42MW	348,300	452,790	498,069	597,683	657,451

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

In case of generators that do not declare DIGO, their capacity remuneration is determined by:

REM BASE (Ps./month) = PrecBasePot * DRP (MW) * kFM

Being kFM: hours of the month outside agreed maintenance/hours of the month

In case of generators that declare DIGO, their capacity remuneration is determined by using the following:

For Resolution No. 440/21 and Resolution No. 238/22:

a)	If DRP ≥ DIGO

REM DIGO (Ps./month) = (DRP - DIGO) (MW) * kFM * PrecMinPot + DIGO (MW) * kFM * PrecPotDIGO

b)	If DRP < DIGO

REM DIGO (Ps./month) = MAX {REM BASE; DRP (MW) * kFM * PrecPotDIGO * DRP / DIGO}

Where:

kFM = hours of the month outside of agreed maintenance period/hours of the month

For Resolution No. 826/22:

a)	REM DIGO (Ps./month) = DRP (MW) * kFM * PrecPotDIGO

The total remuneration for available capacity of generators will depend on whether they declared DIGO or not.

FU factor is only used when Resolution No. 440/21 applies:

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

Remuneration for Generated Energy

For conventional thermal generation, a maximum value (depending on the kind of fuel used by the generation unit “g”) will be considered in concept of non-fuel variable costs (CostoOYMxComb), as indicated in the below chart, for the energy delivered in each hour:

Energy price - Resolution No. 440/21 (jan)

	CostoOYMxComb
Technology/Scale	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	310	542	744	-
Combined-cycle Small <= 150 MW	310	542	744	-
Steam Turbine Large > 100 MW	310	542	744	929
Steam Turbine Small <= 100 MW	310	542	744	929
Gas Turbine Large > 50 MW	310	542	744	-
Gas Turbine Small <= 50 MW	310	542	744	-
Internal Combustion Engines>42MW	310	542	744	-

Energy price - Resolution 238/22 (feb)

	CostoOYMxComb
Technology/Scale	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	403	705	1,006	-
Combined-cycle Small <= 150 MW	403	705	1,006	-
Steam Turbine Large > 100 MW	403	705	1,006	1,208
Steam Turbine Small <= 100 MW	403	705	1,006	1,208
Gas Turbine Large > 50 MW	403	705	1,006	-
Gas Turbine Small <= 50 MW	403	705	1,006	-
Internal Combustion Engines>42MW	403	705	1,006	-

Energy price - Resolution 238/22 (jun)

	CostoOYMxComb
Technology/Scale	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	443	775	1,107	-
Combined-cycle Small <= 150 MW	443	775	1,107	-
Steam Turbine Large > 100 MW	443	775	1,107	1,328
Steam Turbine Small <= 100 MW	443	775	1,107	1,328
Gas Turbine Large > 50 MW	443	775	1,107	-
Gas Turbine Small <= 50 MW	443	775	1,107	-
Internal Combustion Engines>42MW	443	775	1,107	-

Energy price - Resolution No. 826/22 (sep)

	CostoOYMxComb
Technology/Scale	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	532	930	1,328	-
Combined-cycle Small <= 150 MW	532	930	1,328	-
Steam Turbine Large > 100 MW	532	930	1,328	1,594
Steam Turbine Small <= 100 MW	532	930	1,328	1,594
Gas Turbine Large > 50 MW	532	930	1,328	-
Gas Turbine Small <= 50 MW	532	930	1,328	-
Internal Combustion Engines>42MW	532	930	1,328	-

Energy price - Resolution No. 826/22 (dec)

	CostoOYMxComb
Technology/Scale	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	585	1,023	1,461	-
Combined-cycle Small <= 150 MW	585	1,023	1,461	-
Steam Turbine Large > 100 MW	585	1,023	1,461	1,754
Steam Turbine Small <= 100 MW	585	1,023	1,461	1,754
Gas Turbine Large > 50 MW	585	1,023	1,461	-
Gas Turbine Small <= 50 MW	585	1,023	1,461	-
Internal Combustion Engines>42MW	585	1,023	1,461	-

Remuneration for Operated Energy

Operated Energy remuneration applies to the addition of rotating capacity along the month. When a generating unit is operating under forced condition, requested by the generator, Operated Energy remuneration will be determined considering only 60% of its installed capacity. Follows the Operated Energy Prices for 2022.

Operated energy (Ps./MWh)
Resolution No. 440/21 (jan)	108
Resolution No. 238/22 (feb)	140
Resolution No. 238/22 (jun)	154
Resolution No. 826/22 (sep)	185
Resolution No. 826/22 (dec)	204

Maximum Thermal Dispatch Hours (valid only for Resolution No. 440/21, and resolution No. 238/22)

Maximum Thermal Dispatch Hours (HMRT) applies to the average delivered capacity during the 25 hours of HMRT in the relevant month, earlier described as HMRT-1 and HMRT-2. As mentioned above, HMRT was replaced by Peak Hours remuneration since November 2022 by means of Resolution 826/22. However, such resolution also allowed CAMMESA to adjust HMRT prices for September as a transition mechanism, in line with price adjustments for energy and capacity.

Remuneration price “PrecPHMRT” is 48,375 Ps./MW, and is affected by seasonal factor FRPHMRT, as indicated in the following chart:

PrecPHMRT (Ps./MW-hmrt)
Resolution No. 440/21 (jan)	48,375
Resolution No. 238/22 (feb)	62,888
Resolution No. 238/22 (jun)	69,176
Resolution No. 826/22 (sept)	83,011

	FRPHMRT
HMRT	Summer	Autumn	Winter	Spring
HMRT-1	1.2	0.2	1.2	0.2
HMRT-2	0.6	-	0.6	-

Remuneration during HMRT (RemPHMRT) for thermal plants is determined as:

RemPHMRT = Potgemhrt1 * PrecPHRT * FRPHMRT1 + Potgemhrt2 * PrecPHRT * FRPHMRT2

Where:

Potgemhrt1: average generated capacity during HMRT-1.

Potgemhrt2: average generated capacity during HMRT-2.

Peaking Hours Generation (valid only for Resolution No. 826/22)

Peaking Hours Generation Remuneration applies to the generation achieved every day, during peak hours (6PM-11PM).

Peaking Hours Price would be two times the corresponding abovementioned energy price (CostoOYMxComb) in Winter and Summer months, and, once the energy price (CostoOYMxComb) for the rest of the months.

Remuneration of hydroelectrical generators

Resolution No. 440/21, valid until January 2022, Resolution No. 238/22 valid from February to August 2022 and Resolution No. 826/2022 valid since September 2022 set forth, regarding generation from hydraulic sources, that Authorized Hydroelectrical Generators will be remunerated for (i) monthly available capacity and (ii) energy (which is comprised of two items: (a) generated energy and (b) operated energy).

There is an additional remuneration concept for energy, concerning the first 25 (HMRT-1) and second 25 (HMRT-2) hours of maximum thermal dispatch (“HMRT”) in the month, also establishing a distinction between the summer period, the winter period and the remaining periods. Since November 2022, HMRT was replaced by Peak Hour remuneration, which consists of recognizing an income equivalent to twice the price of the energy generated every day between 6:00 p.m. and 11:00 p.m. during the summer and winter months, and once the price of the energy generated at the same time, during the spring and autumn months.

Remuneration for Available Capacity

This remuneration will depend on the DRP and a capacity base price. The latter will be determined pursuant to the following values considering the technology of the generation unit and its size.

Technology/Scale	Capacity Base Price (PrecBasePot) (Ps./MW-month)
	Res. 440/21 jan	Res. 238/22 feb	Res. 238/22 jun	Res. 826/22 sep	Res. 826/22 dec
Large HI Units with P > 300 MW	134,096	174,324	191,756	230,108	253,118
Medium size HI Units with P > 120 and < 300 MW	178,794	232,432	255,675	306,810	337,492
Small HI Units with P > 50 and < 120 MW	245,842	319,595	351,554	421,865	464,051
Renewable HI Units with P < 50 MW	402,287	522,972	575,270	690,324	759,355
Large HB pumping Units with P > 300 MW	134,096	174,324	191,756	230,108	253,118
Medium size HB pumping Units with P > 120 and < 300 MW	178,794	232,432	255,675	306,810	337,492

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

With respect to the remuneration for generated energy, in each hour, the price of the energy generated will be:

Generated energy (Ps./MWh)
Resolution No. 440/21 (jan)	271
Resolution No. 238/22 (feb)	352
Resolution No. 238/22 (jun)	388
Resolution No. 826/22 (sep)	465
Resolution No. 826/22 (dec)	512

Regarding remuneration for operated energy, generators will receive a monthly remuneration, represented by the integration of hourly powers in the period. The hourly volume of operated energy must correspond to the optimal dispatch for the fulfilment of energy and reservoirs assigned.

With respect to the remuneration for operated energy, in each hour, the price of the energy operated will be:

Operated energy (Ps./MWh)
Resolution 440/21 (jan)	108
Resolution 238/22 (feb)	140
Resolution 238/22 (jun)	154
Resolution 826/22 (sep)	185
Resolution 826/22 (dec)	204

Maximum Hydroelectrical Dispatch Hours (valid only for Resolution 440/21 and Resolution 238/22)

This remuneration is applicable to the average operated available capacity of a hydroelectrical power plants during the 25 HMRT indicated as HMRT1 and HMRT2. As mentioned above, HMRT was replaced by Peak Hours remuneration since November 2022 by means of Resolution 826/22. However, such resolution also allowed CAMMESA to adjust HMRT prices for September as a transition mechanism, in line with price adjustments for energy and capacity.

HMRT Remuneration
	PrecPOHMRT
Technology/Scale	Ps./MW-HMRT
	Res. 440/21 jan	Res. 238/22 feb	Res. 238/22 jun	Res. 826/22 sep
Hydro >300 MW	35,475	46,118	50,729	60,875
Hydro >120 and <= 300 MW	41,925	54,503	59,953	71,944
Hydro > 50 and <= 120 MW	41,925	54,503	59,953	71,944
Renewable Hydro < 50 MW	45,150	58,695	64,565	77,478
Pump > 300 MW	35,475	46,118	50,729	60,875
Pump > 120 and <= 300 MW	41,925	54,503	59,953	71,944

Remuneration price “PrecPOHMRT,” is affected by seasonal factor FRPHMRT, as indicated in the following chart:

	FRPHMRT
HMRT	Summer	Autumn	Winter	Spring
HMRT-1	1.2	0.2	1.2	0.2
HMRT-2	0.6	-	0.6	-

Remuneration during HMRT “RemPOHMRT” for hydroelectrical power plants is determined as follows:

RemPHMRT = Potopmhrt1 * PrecPOHRT * FRPHRT1 + Potopmhrt2 * PrecPOHRT * FRPHRT2

Where:

Potopmhrt1: average operated capacity during HMRT-1.

Potgemhrt2: average operated capacity during HMRT-2.

Peaking Hours Generation (valid only for Resolution No. 826/22)

Peaking Hours Generation Remuneration applies to the generation achieved every day, during peak hours (6PM-11PM).

Peaking Hours Price would be two times the corresponding abovementioned energy price (CostoOYMxComb) in Winter and Summer months, and, once the energy price (CostoOYMxComb) for the rest of the months.

Other generating technologies in the spot market

Energy generated form non-conventional resources (solar, eolic, biomass, biogas) will be priced:

Generated energy (Ps./MWh)
Resolution No. 440/21 (jan)	2,167
Resolution No. 238/22 (feb)	2,817
Resolution No. 238/22 (jun)	3,099
Resolution No. 826/22 (sep)	3,719
Resolution No. 826/22 (dec)	4,090

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

Temporary changes: due to extraordinary energy exportation requirements, Secretariat of Energy instructed CAMMESA to consider for all Authorized Thermal Generators, the use of “FU” equal to 70.00% for capacity remuneration calculations, and also sets a plus in energy price (generated energy) that depends on monthly energy exportations. These changes are valid from September 2021 to February 2022 through Resolution No.1037/2021.

Finally, in February 2023, through Resolution No. 59/2023 the Secretariat of Energy authorized generators with combined cycle units to adhere to an agreement aimed at encouraging investments for major and minor maintenance activities in connection with these facilities (the “Agreement on Availability of Power and Improvement of Efficiency”). Through the Agreement on Availability of Power and Improvement of Efficiency, the adhering generators undertake to achieve at least 85.00% availability of average monthly power in exchange for a new power and generation price in both U.S. dollars and Argentine pesos.

In the case of power, the price was set at 2,000 USD/MW-month plus (i) 85.00% of the remuneration of power set forth in Resolution No. 826/22 in Argentine pesos (during spring and autumn) or (ii) 65.00% of the remuneration of power set forth in Resolution No. 826/22 in Argentine pesos (during summer and winter). In the case of energy, the price was set at 3.5 USD/MWh for units that use gas and at 6.1 USD/MWh for units that use alternative fuels (i.e., diesel).

The Previous Remuneration Schemes

Resolution SE No. 440/21

On May 19,2021, the Secretariat of Energy of the National Ministry of Economy issued Resolution No. 440/21, which abrogated Resolution No. 31/20, and provided a 29.00% adjustment in prices since February 2021. Methodology description can be seen in Remuneration Scheme section.

Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina

On August 22, 2017, the former Ministry of Energy and Mining published Resolution No. 281-E/17 (“Resolution No. 281”) for the Renewable Energy Term Market (private PPAs between generators and Large Users, self-generation, co-generation, traders and distributors). Resolution No. 281was later modified by means of Resolution No. 230/2019 issued by the former Governmental Secretariat of Energy, Resolutions No. 551/2021 and 14/2022 issued by the Secretariat of Energy and Resolution No. 370/2022 of the Ministry of Economy.

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

Evolution of Supply and Demand in the Argentine Energy Sector Structure

Structural Characteristics of the Energy Sector

The evolution of the demand and the energy consumption in Argentina is correlated with the evolution of the GDP, which implies that the higher the economic growth, the higher the energy demand. For example, the historical compound annual growth rate (CAGR) of energy consumption was of 3.08% annually over the past 30 years, with an annual average of 2.35% since 2004, although between 2004 and 2022 the economic growth rose to an average of 2.14% annually (including exports and losses).

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

The structure of electric energy consumption in Argentina is strongly dependent on hydrocarbons, at approximately 59.00% in 2022, compared to 64% in 2021, 61.36% in 2020, 61.06% in 2019 and 63.86% in 2018. Large amounts of natural gas liquefied natural gas and gas oil are imported in order to try to satisfy demand. During 2019 such imports decreased, mainly due to an increase in the domestic production of natural gas. However, demand for natural gas is usually unsatisfied during the winter in the industrial segment and in the thermoelectric generation segment. In certain circumstances, the Argentine Government has imposed restrictions on consumption because of the lack of adequate supply of gas to supply other segments that do not have the capacity to replace natural gas with other fuels (among others, propane, butane and fuel).

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

•	47.00% of the energy supply is dependent on natural gas, which is higher than in most countries that have a large surplus production of natural gas.
•	Stagnation in the local energy supply since investments in recent years in the oil and gas sector have been insufficient to effectively increase domestic supply enough to satisfy the demand.
•

Enhanced demand due to the abnormally low prices of gas and electric power in the residential and commercial sectors during the 2012-2016 period, which caused the growth rate of residential energy consumption to be higher than the usual trend, which was partially reverted during the 2017-2019 period.

Structure of the Electric Power Supply in Argentina

The nominal installed capacity in Argentina was reported by CAMMESA to be 42,927 MW as of December 31, 2022. Availability estimated by CAMMESA for thermal units is approximately 78.00% due to the lack of proper fuel supply, difficulties in achieving nominal efficiency and unavailability of several generating units under maintenance. Moreover, the generation supply depends heavily on liquid fuel use that diminishes capacity availability and there are certain transmission restrictions.

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

In the summer of 2022, the maximum power consumed reached 28,283 MW on December 6.

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

The following chart shows the demand for electric power in 2022 by customer type:

Source: CAMMESA

The following chart shows the evolution of the demand for electric power over the last several years:

Source: CAMMESA

The following chart shows the power demand from November 2006 to November 2022:

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

Demand is significantly concentrated in the areas of the City of Buenos Aires, the Province of Buenos Aires, Santa Fe and Northwest Buenos Aires, which comprises approximately 62.00% of the demand. Changes to the concentration of the demand structure are not substantial over the period of measurement. The chart below shows electricity demand by region for 2022:

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

Energy demand throughout the hours of each month grew in 2006, reflecting a sharp increase in industrial activity and mass consumption in the economy. Such demand declined due to restrictions on industrial power consumption in the winter of 2007, and the international crisis at the end of 2008 and early 2009. However, such decline in consumption reversed between mid-2011 and 2016 due to a growth in demand. Between 2016 and 2018, electricity demand remained stable, and decreased in 2019 due to a general decrease of the economic activity in Argentina. For 2020, electricity demand continued to decrease due to a decline in economic activity and the impact of COVID-19. In 2021, electricity demand recovered from the previous year, mainly due to an increase in industrial demand. During year 2022, residential and small commercial demand increased 3,8% and 5,3% respectively compared to the previous year, mainly due to the lack of substantial tariff increases for the residential demand.

A direct annual analysis-as opposed to a twelve-month moving average, which is useful to show inertial trend changes (i.e., the underlying trend that includes only a few months and therefore better shows gradual changes to stability)-shows growth rates in energy demand during 2010 and early 2011, with an abrupt slowdown (including negative values) in 2012 and, after the winter of 2012, an increase in energy demand during 2013. In December 2013 and January 2014, there was exponential growth in demand by residential and commercial consumers due to the heat wave that hit the central region of Argentina during those periods. In December 2014, the demand growth trend was reversed with a sharp drop in demand with the return of normal temperatures. The demand for electric power in the residential sector resumed a high growth trend in 2015. In 2016, residential consumers demand increased 4.5%, despite moderate increases in rates to a small portion of consumers. During 2017, 2018, 2019 and 2020, residential demand decreased 2.03%, increased 1.99%, decreased 2.80%, and increased 8.00%, respectively, as compared to the same period the previous year, in the case of the decrease during 2019, due to a GRP drop of 2.20% in 2019. In 2020, due to the , COVID-19 pandemic, the Quarantine and other restrictive measures taken by the Argentine Government, citizens had to work remotely and thus staying at their houses for longer periods of time. Schools and universities were closed for most part of 2020. On the other hand, during 2020 there was no residential electricity tariff increase and services cuts due to non-payment was suspended, which may have contributed to residential users consuming more electricity. During 2021, as a consequence of the removal of restrictive measures associated with the COVID-19 pandemic, demand of electricity recovered from the previous year (+5.20%), mainly due to a 13.20% increase in industrial demand and a 4.40% increase in commercial demand. Rresidential demand in 2021 increased 9.50% compared to 2020, mainly explained by the fact that there was not any increase in residential electricity tariffs, in a context of increasing energy generation costs for the entire system. During 2022, residential and commercial demand increased 3.80% and 5.30%, respectively, compared to the previous year, mainly due to the lack of substantial tariff increases for the residential demand.

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

During January and February 2016 there were successive high peaks of consumption of electric power for a business day, after two years of not surpassing the previous record reached in January 23, 2014. A peak of consumption of 25,380 MW was reached on February 12, 2016, but restrictions were implemented to the demand of the distributors of Buenos Aires, Greater Buenos Aires and La Plata. A new peak of consumption of 26,320 MW was reached on January 29, 2019 of 544.4 GWh and on December 2022 of 27,484 MW, without major demand restrictions.

	Power and energy consumption records
	Previous records		New records		Variation	Variation
	Peak of electric power capacity (MW)				(%)	(MW)
Working day	Dec 29,2021	27,088	Dec 6,2022	28,283	4.4%	1,195
Saturday	Dec 31, 2021	23,577	Jan 15, 2022	26,719	13.3%	3,142
Sunday	Jun 27, 2021	23,301	Dec11, 2021	23,724	1.8%	423
	Energy (GWh)				Variation (%)	Variation (GWh)
Working day	Jan 29, 2019	544.4	Jan 14, 2022	575.9	5.8%	31.5
Saturday	Dec 30, 2017	478.4	Jan15, 2022	559.0	16.9%	80.6
Sunday	Jan 24, 2021	457.8	Jan 16, 2022	478.9	4.6%	21.1

Source: CAMMESA

The peak demand of power of December 6, 2022, was covered with a thermal supply of 15,202MW, a hydroelectric supply of 8,146 MW, nuclear supply of 153 MW, and renewable energy supply of 2,092 MW.

As with the case of natural gas, the strong seasonality of electric power demand in Argentina-both in terms of energy and power-influences the needs for investment since investments are made to meet the maximum peak winter demand, which generates significant surpluses at other times of the year that cause lower costs and competition in those periods. The maximum demand for electric power is during the afternoon or evening hours in summer. In the case of winter, the maximum demand is generally during the evening, due to the high use of electric heaters that are preferred by consumers because of the differential cost and simplicity in comparison with natural gas heaters.

Not all the generation capacity is available at times of peak demand. Both in summer and especially in winter, there is an effective generation capacity to meet the demand. The effective capacity available (which means the capacity available) is significantly lower than the nominal installed capacity.

Despite all efforts, it is unlikely for there to be complete nominal capacity available at any given time. Instead, the power generation capacity industry generally anticipates and considers a percentage of unavailability that can range between approximately 20.00% and 25.00%.

This critical variable is central to the efforts made by CAMMESA and the generators to invest in the proper maintenance of the units. Although the unavailability factor over the long-term in the thermal plants in Argentina has historically been approximately 30.00%, it fell below 20.00% for a period in the early 2000s. In general, the unavailability factor of the hydroelectric plants in Argentina is not significant. The Yacyretá hydropower plant capacity considers the available power for Argentina, 2,745 MW. The total capacity of Yacyretá is 3100 MW, achievable at maximum level and with the units at full capacity. In the nuclear sector, historical unavailability has been important because of the periodic maintenance that units have to go through. In particular, the Embalse nuclear plant commenced, starting in January 1, 2016, a two-year period in which it was not in operation. Additionally, the Atucha II nuclear plant, which was generating energy on a trial basis since 2015, received its commercial authorization during the first half of 2016, adding a nominal capacity of 745 MW to the SADI.  In 2022 the Atucha I Nuclear Plant was out of service for almost 3 months due to maintenance. Atucha II Nuclear Plant was out of service most of the year due to seasonal maintenance followed by a technical failure without providing a new commercial operations date. Embalse Nuclear Plant also had seasonal maintenance that lasted for almost 2 months.

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

Fuel availability is a factor that contributes to technical unavailability. The costs and logistics for importing and supplying fuel oil, gas oil, and coal instead of natural gas are key to the future availability of thermal units and will continue to be important if the current international conditions are maintained. Since 2007 the limited supply of natural gas in winter caused a large increase in consumption of fuel oil and gas oil, with record prices in the first half of 2008. Prices of liquid fuels decreased in 2009 due to the international crisis and then increased between 2010 and mid-2014 from the third quarter of 2014 until the first quarter of 2016, liquid fuel prices decreased sharply, with moderate increases after that (while remaining lower than the first half of 2014). Prices generally recovered through the years up to the first half of 2018, and since then have decreased. In the first quarter of 2020, there was a sudden drop in the prices due to COVID-19. In 2022, during the first half of the year, there was a global rise in the prices of liquid fuels as a consequence of the international sanctions imposed on Russia after the invasion of Ukraine. Nevertheless, fuel oil prices were less affected by the war than gas oil prices in almost every country. In addition, the scarcity of natural gas in Argentina also contributed to the substantial increase in the dispatch of our steam turbines with fuel oil in 2022.

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

(iv) government organizations such as the Central Bank, the Federal Public Revenue Administration (“AFIP,” as per its acronym in Spanish), the Superintendence of Insurance of the Nation (“SSN,” as per its acronym in Spanish), the CNV and the IGJ; and

(v) professionals in the area of economic sciences and notaries public.

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

Pursuant to Annex I of Resolution No. 154/2018 of the UIF (which establishes the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Control Agencies” (“Órganos de Contralor Específico”). In such capacity, they must collaborate with the UIF in the evaluation of compliance with AML/CFT procedures by the Reporting Subjects subject to their control. For these purposes, they are entitled to supervise, monitor and inspect these entities. Denial or obstruction of inspections by the Reporting Subjects may result in administrative penalties by the UIF and criminal penalties.

The Central Bank and the CNV must also comply with the AML/CFT regulations established by the UIF, including the reporting of suspicious transactions. In turn, Reporting Subjects regulated by these agencies are subject to UIF Resolutions No. 30/2017 -which will be replaced as of April 1st, 2023, by UIF Resolution No. 14/2023- and 21/2018, respectively. Such regulations provide guidelines that such entities shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of money laundering and financing of terrorism.

Essentially, the aforementioned regulations, change the formal regulatory compliance approach to a risk-based approach (“RBA”), based on the revised recommendations issued by the Financial Action Task Force (the “FATF”) in 2012, in order to ensure that the implemented measures are proportional to the identified risks. Therefore, the Reporting Subjects shall identify and evaluate their risks and, based on this, adopt measures for the management and mitigation of such risks, in order to more effectively prevent money laundering and terrorist financing. Likewise, the provisions of UIF Resolution No. 4/17 established the possibility of conducting special due diligence procedures with respect to clients supervised abroad (formerly called “international investors”) and local clients who are Reporting Subjects to the UIF.

Asset Freezing Regime

Decree No. 918/2012 establishes the procedures for the freezing of assets linked to terrorism financing, and the creation and maintenance procedures (including the inclusion and removal of suspected persons) for registries created in accordance with the relevant United Nations Security Council’s resolutions.

Additionally, UIF Resolution No. 29/2013, regulates the implementation of Decree No. 918/2012 and establishes: (i) the procedure to report suspicious transactions of terrorism financing and the persons obligated to do so, and (ii) the administrative freezing of assets procedure on natural or legal persons or entities designated by the United Nations Security Council pursuant to Resolution No. 1267 (1999) and subsequent, or linked to criminal actions under Section 306 of the Argentine Criminal Code, both prior to the report issued pursuant to UIF Resolutions No. 121 and 229, and as mandated by the UIF after receiving such report.

In order to help the Reporting Subjects to fulfill these duties, Executive Decree No. 489/2019 created the Public Registry of Persons and Entities linked to acts of Terrorism and its Financing (RePET, for its acronym in Spanish), which is an official database that includes the consolidated list of the United Nations Security Council.

Politically Exposed Persons

Resolution No. 134/2018 of the UIF (amended by Resolutions Nos. 15/2019 and 128/2019), establishes the rules that Reporting Parties must follow regarding clients that are Politically Exposed Persons (PEPs).

Following the aforementioned RBA, Resolution No. 134/2018 establishes that Reporting Parties must determine the level of risk at the time of beginning or continuing the contractual relationship with a PEP, and must take due diligence measures, adequate and proportional to the associated risk and the operation or operations involved.

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

Central Bank Rules

Pursuant to Communication “A” 6399 of the Central Bank, as amended and supplemented, including without limitation, by Communication “A” 6709, Reporting Subjects must keep - for a period of 10 years - written records of the procedure applied in each case for the discontinuation of a client’s operations. Among these records, they shall keep a copy of any notification sent to the customer requesting further information and/or documentation, the corresponding notices of receipt and the documents identifying the officials who took part in the decision, in accordance with the respective procedural manuals.

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

Corporate Criminal Liability Law

The Corporate Criminal Liability Law No. 27,401 sets forth a criminal liability regime applicable to legal entities involved in certain corruption offenses directly or indirectly committed in their name, on their behalf or in their interest and from which a benefit may arise. The individual offenders may be employees or third parties - even unauthorized third parties, provided that the company ratified the act, even tacitly.

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

Item 4.C Organizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

(1)	Percentages reflect our equity interests in the operating companies TJSM, TMB and CVO. For further information, see “Item 4.B. Business Overview-FONINVEMEM and Similar Programs”.
(2)	Percentages indicate direct and, through Inversora de Gas del Centro S.A. -IGCE-, indirect investments of the Company in DGCU, DGCE.
(3)

The percentage for Energía Sudamericana S.A., includes a 2.45% direct interest plus a 41.06% indirect interest in its capital stock, through our equity interest in IGCE. The percentage for Coyserv S.A. includes a 32.21% indirect interest in its capital stock, through our equity interest in IGCE, DGCE and DGCU.

(4)	See “Item 4.B. Business overview-Our Subsidiaries”.

For further information on our subsidiaries, see “Item 4.B. Business overview-Our Subsidiaries”.

Item 4.D Property, plants and equipment

Property, Plant and Equipment

Most of our property, plant and equipment is intended to be used in the generation of electric power and in our forestry business, and 100.00% of them are located in Argentina.

We successfully participated in CAMMESA’s auction for 10 MW of dispatch priority for our Parque Solar San Carlos Project under MATER framework, located in San Carlos, province of Salta.

As of the date of this annual report, we are negotiating with the engineering company responsible for the construction and completion of the Brigadier Lopez power plant.

We have no significant assets under capital lease or lease agreements.

The following table provides certain information regarding the operation of our power plants that we owned as of December 31, 2022:

Site	Plant	Unit	Installed capacity		Type	Fuel type (if any)
Puerto Complex			1,747	MW
	Puerto Nuevo plant		589	MW
		PNUETV07	145	MW	Thermal	NG / FO
		PNUETV08	194	MW	Thermal	NG / FO
		PNUETV09	250	MW	Thermal	NG / FO
		NPUETV05	110	MW	Thermal	NG / FO
		NPUETV06	250	MW	Thermal	NG / FO
	Puerto combined cycle plant		798	MW
		CEPUCC GE	798	MW	Thermal	NG / GO
Piedra del Águila			1,440	MW
	Piedra del Águila plant		1,440	MW
		PAGUHI	1,440	MW	Hydroelectric
Luján de Cuyo	Luján de Cuyo plant		576	MW
		LDCUCC25	290	MW	Thermal	NG
		LDCUTG23	23	MW	Thermal	NG / GO
		LDCUTG24	23	MW	Thermal	NG / GO
		LDCUTV11	60	MW	Thermal	NG / FO
		LDCUTV12	60	MW	Thermal	NG / FO
		LDCUTG22	24	MW	Thermal	NG / GO
		LDCUTG26	47	MW	Thermal	NG / GO
		LDCUTG27	48	MW	Thermal	NG / GO
		LDCUHI	1	MW	Hydroelectric
Brigadier López	Brigadier López plant	BLOPTG01	281	MW	Thermal	NG / GO
San Lorenzo	San Lorenzo plant	TER6CC11	391	MW	Thermal	NG/ GO
La Genoveva			130	MW
	La Genoveva I wind farm	GNVEO	88	MW
	La Genoveva II wind farm	GNV2EO	42	MW	Wind
La Castellana			116	MW	Wind
	La Castellana I wind farm	LCASEO	101	MW	Wind
	La Castellana II wind farm	LCA2EO	15	MW	Wind
Achiras	Achiras wind farm	ACHIEO	48	MW	Wind
Manque	Manque wind farm	MANQEO	57	MW	Wind
Los Olivos	Los Olivos wind farm	OLIVEO	23	MW	Wind

______________

Reference: NG: natural gas; FO: fuel oil; GO: gas oil

La Castellana I, La Castellana II, Achiras, Manque, Los Olivos, La Genoveva II and La Genoveva I  wind farms are owned by CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Achiras S.A.U., CP Manque S.A.U., CP Los Olivos S.A.U, Vientos La Genoveva II S.A.U, and Vientos La Genoveva I S.A.U., respectively, the first five of which are fully owned subsidiaries of CP Renovables S.A. while the last two are a fully owned subsidiary of Central Puerto S.A. See “Item 4.B. Business Overview-Our Subsidiaries”.

We believe that all of our production facilities are in good operating condition. We believe that we have satisfactory title to our plants and that our facilities are in accordance with standards generally accepted in the electric power and forestry industry. As of December 31, 2022, the consolidated net book value of our property, plant and equipment was Ps. 197.91 billion.

The following table lists the value of our property, plant and equipment as of December 31, 2022:

Main Item	As of December 31, 2022
(in thousands of Ps.)
Lands and buildings	32,137,303
Electric power facilities and other equipment	98,258,076
Wind turbines	50,588,238
Gas turbines	3,134,737
Construction in progress	11,458,746
Others	2,337,653
Total	197,914,753

For information on our forestry assets, see “Item 4.B. Business Overview-Forestry Assets” and Note 2 to our financial statememts.

For information on our plants under construction, see “Item 5.A. Operating Results-Expansion of Our Generating Capacity”.

For information on environmental issues that may affect our utilization of assets, see “Item 3.D.-Risk Factors-Risks relating to Our Business-Climate change and energy transition could affect our business”, and “-Our ability to operate wind farms profitably is highly dependent on suitable wind and associated weather conditions”.

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

The following table sets forth information about certain economic indicators in Argentina for the periods indicated.

	2018	2019	2020	2021	2022
Economic activity
Nominal GDP in current US$(1) (in millions of US$)	503,897	442,159	383,761	487,286	676,794
Real gross domestic investment(2) (pesos of 2004) (% change) as % of GDP	(1.57%)	(15.63%)	(3.36%)	20.53%	5.38%
Price indexes and exchange rate information
INDEC CPI (% change)(3)	47.65%	53.83%	36.13%	50.94%	94.79%
Economic activity
Inflation (as measured by the City of Buenos Aires CPI) (% change)(4)	45.46%	50.57%	30.47%	49.20%	93.40%
Inflation (as measured by the Province of San Luis CPI) (% change)(4)	50.00%	57.60%	41.80%	50.70%	92.50%
Wholesale price index (WPI) (% change)	73.50%	58.49%	35.38%	51.34%	94.78%
Nominal exchange rate(5) (in Ps./US$ at period end)	37.70	59.89	84.15	102.72	177.16

__________________

Sources: Ministry of Public Works of Argentina, Banco de la Nación Argentina and Instituto Nacional de Censos y Estadísticas (INDEC).

(1)

Calculations based on the nominal GDP in pesos as reported by INDEC in December 2018, divided by the average nominal Ps./US$ exchange rate for each period as reported by the Banco de la Nación Argentina.

(2)	Calculations for years 2016 through 2020 based on real gross domestic investment (pesos of 2004) and GDP as reported by INDEC in March 2023.
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

(4)

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, including with respect to CPI, the previous administration declared the national statistical system and the INDEC in a state of administrative emergency through December 31, 2016. The INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms”. During the first six months of this reorganization period, the INDEC published official CPI figures published by the City of Buenos Aires and the Province of San Luis for reference, which we include here.

(5)	Pesos to U.S. dollars exchange rate as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

According to the revised data published by the INDEC on March 22, 2017, in 2012, Argentina’s real GDP dropped 1.00%. This economic contraction was attributed to local and external factors, primarily the deceleration of growth in developing economies, including Argentina’s principal trading partners, and an extended drought affecting agricultural production. Following the contraction in 2012, Argentina’s real GDP recovered in 2013, growing 2.40% as compared to 2012, as domestic demand in 2013 helped to offset weak demand from the rest of the world. In 2014, Argentina’s real GDP decreased 2.50%, compared to 2013, reflecting the impact of the deceleration of growth in developing economies on Argentina’s exports, growing uncertainty in the financial sector and fluctuations in foreign exchange rates.

During 2018, as compared to 2017, Argentina’s GDP decreased 2.62%, primarily as the result of (i) a decrease of a 5.70% in gross investments, (ii) a 2.20% decrease in private consumption and (iii) a 1.90% decrease in public. These factors were partially offset by a decrease of 4.50% in imports.

During 2019, as compared to 2018, Argentina’s GDP decreased 2.00%, primarily as the result of a 15.90% decrease in capital goods investments, a 6.40% decrease in private sector consumption, and a 7.30% decrease in public consumption. These factors were partially offset by a 9.10% increase in exports and a 19.00% decrease in imports.

During 2020 as compared to 2019, Argentina’s GDP decreased 9.94%, primarily as the result of a 12.90% decrease in capital goods investments, a 13.80% decrease in private sector consumption, and a 3.30% decrease in public consumption and a 17.30% decrease in exports and a 17.90% /decrease in imports.

During 2021 as compared to 2020, Argentina’s GDP increased 10.40%, primarily as the result of a 32.00% increase in capital goods investments, a 10.20% increase in private sector consumption, a 7.80% increase in public consumption, a 9.00% increase in exports and a 21.50% increase in imports.

During 2022 as compared to 2021, Argentina’s GDP increased 5.24%, primarily as the result of a 10.91% increase in capital goods investments, a 9.45% increase in private sector consumption, a 1.84% increase in public consumption, a 5.71% increase/decrease in exports and a 17.36% increase in imports.

As of the date of this annual report, the country faces significant challenges, including the need to attract investments in capital goods that will permit sustainable growth and reduce inflationary pressures, as well as renegotiate utility contracts and resolve the current energy crisis. See “Item 3.D. Risk Factors-Risks Relating our Operations,” in particular “An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects,” “Item 3.D. Risk Factors-Risks relating to our business- Factors beyond our control may affect or delay the completion of the awarded projects, or alter our plans for the expansion of our existing plants” and “Item 5.B-Liquidity and Capital Resources”.

In light of these uncertainties, the long-term evolution of the Argentine economy remains uncertain. The real GDP growth rate increased in 2021, and the inflation rate was 50.90%. In 2022, the real GDP growth rate increased, and the inflation rate was 94.79%.

During 2019, aggregate economic activity in Argentina was mainly affected by periods of volatility in the exchange rate and financial indicators, which increased after the primary elections held in August. After a modest economic recovery registered through the second quarter of the year, the financial turmoil in the third quarter generated a double dip in the activity. In general terms, most economic sectors were adversely affected by the general macroeconomic context to different degrees (with the exception of the agricultural sector that outperformed significantly). During 2020, aggregate economic activity in Argentina was mainly affected by COVID-19 and the lock-down measures imposed causing a sharp drop in activity as many industries closed. In the third quarter of 2020 and due to more flexible lock-down measures, aggregate economic activity started to recover by with levels below the ones before que COVID-19 crisis.

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

During 2022, monthly inflation rate and its volatility increased considerably, as well as the instability of the foreign exchange and financial markets. The lack of foreign exchange reserves in the Central Bank prompted the government to offer a better exchange rate to agricultural exporters (an alternative to the official foreign exchange rate). Further, the government proposed an exchange offer to local bondholders in order to address the instability in the domestic bond market and the difficulties to cover the fiscal deficit. The Central Bank was forced to intervene in that market to counteract the volatility and price collapse. As a result, the macroeconomic environment has become highly uncertain.

Inflation

Argentina has faced and continues to face inflationary pressures. From 2012 to date, Argentina experienced increases in inflation as measured by CPI and WPI that reflected the continued growth in the levels of private consumption and economic activity (including exports and public and private sector investment), which applied upward pressure on the demand for goods and services.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3.D. Risk Factors-Risks Relating to Argentina-Substantially all of our revenues are generated in Argentina and thus are highly dependent on economic and political conditions in Argentina”.

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

Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. Such conditions remained during 2020, 2021 and 2022. See “Risks Relating to Argentina-As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries”.

Therefore, our financial statements as of and for the year ended December 31, 2022, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and unless otherwise stated, the financial information included elsewhere in this annual report, have been restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV.

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

Accordingly, we have recognized a loss regarding the effect of adjustment by inflation of Ps.30.46 billion  for 2022, a loss of Ps.13.22 billion for 2021 and a gain of Ps.3.41 billion for 2020. See Note 2.1.2 to our financial statements.

On June 16, 2021, the Argentine Executive Power passed Law No. 27,630, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes payment of the tax based on a structure of staggered rates regarding the level of accumulated taxable net income. The current progressive rates apply as follows: (i) the 25.00% will be paid up to an accumulated taxable net income of Ps.14.3 million; (ii) the 30.00% (plus a fixed amount of Ps.3.6 million) will be paid for the excess of such amount up to Ps.143.0 million; (iii) and the 35.00% (plus a fixed amount of Ps.42.2 million) will be paid for the excess of such amount. The estimated amounts in this scale will be annually adjusted as from January 1, 2022, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year. As a result of this update, for fiscal year 2022 the applicable scale is as follows: (i) 25.00% up to an accumulated taxable net income of Ps.7.6 million; (ii) 30.00% for the excess of such amount up to Ps.76.0 million; (iii) and 35.00% for the excess of such amount.

The Impact of COVID-19

For information relating to the impact of the COVID-19 pandemic in our business, see “Item 3.D. Risk Factors-Risks Relating our Operations-An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects”.

Foreign Currency Fluctuations

We are exposed to exchange rate risk in connection with the U.S. dollar to the Argentine peso exchange rate, as part of our capital expenditures, financial obligations and operating expenditures are denominated in U.S. dollars. See “Item 3.D. Risk Factors-Risks Relating to Argentina-Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations” and “Item 10.D. Exchange Controls”.

The devaluation of the peso with respect to the U.S. dollar totaled 102.16% in 2018, 58.86% in 2019, 40.67% in 2020, 22.07% in 2021 and 72.47% in 2022.

As of December 31, 2022, we did not have derivatives that met the requirements established by IFRS to be designated as an effective hedge for this particular risk. As of December 31, 2022, we had trade receivable, other financial assets, cash and short-term deposits denominated in foreign currency totaling US$424.1 million, while at the same time we had liabilities denominated in foreign currency totaling US$379.7 million.

Any significant depreciation of the peso would result in an increase in the cost of servicing our debt and in the cost of imported supplies or equipment and, therefore, may have a material adverse effect on our results of operations. With respect to fuel used in connection with the energy we sell under the Spot Sales (which represented around 34.00% of our energy sales in terms of output in 2022), the exposure to changes in fuel prices is not material since, under current applicable regulation, the fuel for the electric power sold under the Spot Sales is required to be acquired from and supplied by CAMMESA, free of any cost to us; hence, it is not currently an integral part of the price charged by the generator.

The Argentine Government has taken measures to stabilize the foreign exchange situation, restrictions to the purchase of foreign currency, and in some cases, an additional tax. For further information, see “Item 10.D. Exchange Controls”.

Our Revenues

The following chart shows a breakdown of our revenues for the periods indicated:

	2022		2021		2020
	(in thousands of Ps.)	Percentage of revenues	(in thousands of Ps.)	Percentage of revenues	(in thousands of Ps.)	Percentage of revenues
Spot Sales(1)	40,171,129	39.62%	46,392,088	41.72%	51,377,058	45.85%
Sales under contracts(2)	53,858,399	53.12%	58,662,360	52.76%	54,088,034	48.27%
Steam sales (3	4,907,935	4.84%	3,342,579	3.01%	3,130,683	2.79%
Resale of gas transport and distribution capacity	702,759	0.69%	599,953	0.54%	1,160,926	1.04%
Revenues from CVO thermal plant management	1,752,484	1.73%	2,189,681	1.97%	2,290,439	2.04%
Total revenues from ordinary activities	101,392,706	100%	111,186,661	100%	112,047,140	100%

_____________________

(1)

Includes sales of energy and power to CAMMESA remunerated under Resolution No. 95/13, Resolution No. 19/2017, Resolution SE No.1/2019, Resolution No. 31/20, Resolution No. 440/21, Resolution No. 238/22 and Resolution No. 826/22. See “Item 4.B. Business Overview-The Argentine Electric Power Sector-Structure of the Industry-Shortages in the Stabilization Fund and Responses from the Argentine Government-The National Program”.

(2)

Includes (i) term market sales under contracts, (ii) energy sold under the Energía Plus, (iii) contracts under the MATER framework and (iv) RenovAr Program sales under contracts (for further information regarding term market sales under contract, see “Item 4.B. Business Overview-Our Customers”).

(3)	Includes steam sold under steam sale contract with YPF from the Luján de Cuyo Plant and with Terminal 6 Industrial S.A. from San Lorenzo site..

Since September 2022, Spot Sales are regulated by Resolution No. 826/22 and from February 2022 to August 2022, sales under the spot market were regulated by Resolution No. 238/22. From February 2021 to January 2022, Spot Sales were regulated by Resolution No. 440/21, and from February 2020 to January 2021 Spot Sales were regulated by Resolution No. 31/20. From February 2019 to January 2020, Spot Sales were regulated by Resolution SRRyME No. 1/19, from February 2017 to February 2019, sales under the spot market were regulated by the Resolution SEE No. 19/17, which replaced Resolution SE No. 95/13, as modified by Resolution SE No. 529/14, Resolution SE No. 482/15 and Resolution SEE No. 22/16 and denominated the relevant rates in U.S. dollars. Since February 2023, Resolution 59/23 also applies to sales under the spot market for generators with combined cycles that have adhered to the aforementioned resolution. In the year ended December 31, 2020, we sold over 85.00% of the electric power we generated and derived 45.85% of our revenues under the Spot Sales. In the year ended December 31, 2021, we sold over 81.00% of the electric power we generated and derived 41.72% of our revenues under the Spot Sales. In the year ended December 31, 2022, we sold over 76.00% of the electric power we generated and derived 39.62% of our revenues under the spot market. We also continue to sell a portion of electric power in the spot market under the regulatory framework established prior to the Spot Sales which is Energía Plus. For further information see “Item 4.B. Business Overview-The Argentine Electric Power Sector-Remuneration Scheme-The Current Remuneration Scheme.

In addition, we sell generation capacity and electric power under negotiated contracts with private sector counterparties under the Energía Plus and other outstanding contracts with private sector counterparties that were entered into prior to the implementation of the Spot Sales (both shown under the line item “Sales under contracts”). Sales under contracts generally involve PPAs with customers and are contracted in U.S. dollars. The prices in these contracts include the price of fuel used for generation, the cost of which is assumed by the generator. For terms longer than one year, these contracts typically include electric power price updating mechanisms in the case of fuel price variations or if the generator is required to use liquid fuels in the event of a shortage of natural gas.

Below we summarize key aspects of our most significant sources of revenue, which include: (i) the Spot Sales, and (ii) steam supply contracts with YPF and Terminal 6 Industrial S.A.

Spot Sales (previously known as Energía Base)

The Spot Sales accounts for our largest source of revenue. Resolution SE No. 95/13, which was enacted in February 2013, changed the manner in which electric power was remunerated in the spot market and established the Spot Sales. From February 2017 to February 2019, Spot Sales were regulated by Resolution SEE No. 19/17; from March 2019 to January 2020, regulated by Resolution No. 1/19 of the Secretariat of Renewable Resources and Electric Market of the National Ministry of Economy; from February 2020 to January 2021, regulated by Resolution No. 31/20 of the Secretariat of Energy of the National Ministry of Economy; from February 2021 to January 2022 (included), regulated by Resolution of the Secretariat of Energy of the National Ministry of Economy No. 440/21; from February 2022 to August 2022, regulated by Resolution SEE No. 238/22 and in December 2022, Resolution SEE No. 826/22 adjusted the Spot Sales remunerations, providing for a retroactive 20.00% increase as of September 2022 and additional increases of 10.00%, 25.00% and 28.00% for December 2022, February2023 and August 2023, respectively.

Under Resolution SE No. 95/13, as amended, the applicable regulatory entity (as of the date of this annual report, the Secretariat of Electric Energy) set electric power prices and updated them annually until Resolution No. 238/22. Since this resolution, prices are updated multiple times throughout the year.

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

Within this framework, in March 2016, the Secretariat of Electric Energy enacted Resolution SEE No. 22/16, whereby it adjusted the electric power prices established through Resolution SE No. 95/13. These adjustments became effective as of February 2016. In reference to the rationale for this resolution, the Secretariat of Electric Energy noted that it was enacted “for the sole purpose of supporting the operation and maintenance of affected equipment and power plants on a provisional basis, until the regulatory measures being considered by the Executive branch come into force progressively with the aim of returning the WEM to normal”.

On January 27, 2017, the Secretariat of Electric Energy issued Resolution SEE No. 19/17 (published in the Official Gazette on February 2, 2017), which replaced Resolution SE No. 95/13, as amended.

Pursuant to this resolution, which was in effect until February 28, 2019 (included), the Secretariat of Electric Energy established that electric power generators, co-generators and self-generators acting as agents in the WEM and which operate conventional thermal power plants, may make guaranteed availability offers (ofertas de disponibilidad garantizada) in the WEM. Pursuant to these offers, these generation companies may commit specific capacity and power output of the generation, provided that such capacity and energy had not been committed under PPAs entered into in accordance with (i) Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07 and 200/09 of the former Secretariat of Energy, (ii) Resolution No. 21/16 of the Secretariat of Electric Energy and (iii) Resolutions Nos. 136/16 and 213/16 of the Ministry of Energy and Mining, as well as PPAs subject to a differential remuneration scheme established or authorized by the Ministry of Energy and Mining. The offers must be accepted by CAMMESA (acting on behalf of the WEM agents demanding electric power), which entity will be the purchaser of the power under the guaranteed availability agreements (compromisos de disponibilidad garantizada). Resolution SEE No. 19/17 established that such agreements may be assigned to electricity distribution companies and Large Users of the WEM once the state of emergency of the electric power sector in Argentina has ended (according to Decree No. 134/1995, such emergency was declared until December 31, 2017). Generator agents in which the Argentine government has fully or major ownership were excluded from the scope of Resolution SEE No. 19/17.

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

Resolution SEE No. 19/17 also established that WEM agents that operate conventional hydroelectric power plants, pumped hydroelectric power plants and power plants using other energy resources shall be remunerated for the energy and capacity of their generation units in accordance with the values set forth in such resolution, and provided that such energy and capacity has not been committed under PPAs entered into in accordance to Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07 and 200/09 of the former Secretariat of Energy, Resolution No. 21/16 of the Secretariat of Electric Energy, and Resolutions Nos. 136/16 and 213/16 of the Ministry of Energy and Mining.

On November 11, 2018, the Secretariat of Energy issued Resolution SGE No. 70/2018, which substitutes Art. 8 of Resolution SE 95/2013. This new resolution allows electric energy generators, self-generators, and cogenerators acting in the WEM to purchase their own fuel. However, prior commitments assumed by generators with CAMMESA for energy supply contracts are not altered by this new regulation. If generation companies opt to take this option, CAMMESSA will value and pay the generators their respective fuel costs in accordance with the Variable Costs of Production (CVP) declared by each generator to CAMMESA. According to CAMMESA’s procedure, the machines with the lower CVPs are dispatched first, and consequently, may produce more electric energy. The Agency in Charge of Dispatch (Organismo Encargado del Despacho or “OED” using the Spanish acronym) -CAMMESA- will continue to supply the fuel for those generation companies that do not elect to take this option.

On December 27, 2019, the Ministry of Productive Development issued Resolution MDP No. 12/2019, repealing Resolution SGE No. 70/2018 and restoring Art. 8 of Resolution SE 95/2013. Beginning January 2020, CAMMESA became the only fuel supplier for generation companies, except for (i) thermal units that had prior commitments with CAMMESA for energy supply contracts with their own fuel management and (ii) thermal units under the Energía Plus regulatory framework, authorized under Resolution SE No.1281/05 to supply energy to large private users.

During 2022, 2021 and 2020 Central Puerto purchased the necessary fuel (natural gas) for the operation of some of its thermal units, as shown below:

	2022		2021		2020
Month	CTM m3	San Lorenzo m3	CTM m3	San Lorenzo m3	CPSA	CTM m3
Jan	15,819,284	5,144,019	18,504,503	-	18,088,392	-
Feb	16,532,233	4,558,623	16,781,755	-	16,072,372	-
Mar	18,642,353	7,071,553	18,445,797	-	16,226,818	-
Apr	17,627,279	7,148,204	17,989,779	-	18,927,528	-
May	15,372,168	6,369,824	17,437,714	-	18,656,982	-
Jun	16,704,685	8,010,750	18,243,763	-	17,998,719	-
Ju	16,013,669	7,829,394	19,058,930	-	19,853,079	-
Aug	17,412,873	8,755,000	18,786,859	3,800,800	21,460,971	-
Sep	14,748,176	4,592,574	18,478,034	7,297,078	19,938,216	-
Oct	14,056,107	4,396,792	18,972,571	3,312,013	17,757,944	41,589
Nov	14,037,683	3,820,000	16,962,509	3,034,497	19,978,440	1,930,951
Dec	14,463,834	2,480,000	15,961,667	2,060,498	20,382,345	-
Total	191,430,344	70,176,733	215,623,882	19,504,886	225,341,806	1,972,540

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

Payments by CAMMESA to generators related to the sale of energy under the Spot Sales during each month are due 42 days following the end of such month. As a result of delays in payments from distributors due to frozen tariffs, since 2012 we have seen a delay in the full payment for the monthly transactions by CAMMESA, which completes their monthly payment up to 80 days following the end of the relevant month, and on occasion as many as 101 days following the end of the month.  There are periods in which CAMMESA experienced delays in paying (for further information on the duration of these delays see “Item 11. Quantitative and Qualitative Disclosures about Market Risk-Credit Risk”).

From February 1, 2020, a new remuneration scheme for Spot Sales came into force with Resolution SE No. 31/20, the main changes were:

•	Prices are set in Argentine pesos.

•

Initial variable energy price although denominated in Argentine pesos, remained almost unchanged. The applicable exchange rate between the new price in Argentine pesos and the previous price in U.S. dollars was Ps.60 per U.S. dollar, similar to the average exchange rate during January 2020, of Ps. 60.01 per U.S. dollar.

•	Initial power price for energy from thermal units were approximately reduced by16.00% and set in Argentine pesos.

•

Generation units with less than 30% Utilization Factor in the last twelve months receive 60.00% of the price, compared to up to 70.00% before. Additionally, if the Utilization Factor is between the 30.00-70.00% threshold the generation units receive a linear proportion between 60.00% and 100.00% of the power price, and if the Utilization factor is 70.00% or greater, the generation units receive 100.00% of the price.

•	Initial fixed power price for hydroelectric plants was approximately reduced by 45% and set in Argentine pesos.

•	A new remuneration scheme for peak demand hours generation was established to partially mitigate the fixed power price, taking into consideration the equipment the generating company has.

•

The prices set in pesos will have a monthly adjustment with the following formula: (i) 60% of the CPI, plus (ii) 40% of the WPI (Stated in Annex VI of the Resolution No. 31). Never used for price adjustments.

Since February 2021, remuneration prices described above, were updated by about 29.00% by Resolution SE No. 440/21. This new resolution also introduced other changes regarding generation revenues.

Since February 2022, remuneration had another update, by means of Resolution No.238/22, with a 30.00% increase since February and an additional 10.00% increase since June 2022.

In December 2022, Resolution SEE No. 826/22 adjusted the Spot Sales remunerations, providing for a retroactive 20.00% increase as of September 2022 and additional increases of 10.00%, 25.00% and 28.00% as of December 2022, February 2023 and August 2023, respectively, while also introducing changes in methodology.

Finally, in February 2023, through Resolution No. 59/2023 the Secretariat of Energy authorized generators with combined cycle units to adhere to an agreement aimed at encouraging investments for major and minor maintenance activities in connection with these facilities (the “Agreement on Availability of Power and Improvement of Efficiency”). Through the Agreement on Availability of Power and Improvement of Efficiency, the adhering generators undertake to achieve at least 85.00% availability of average monthly power in exchange for a new power and generation price in both U.S. dollars and Argentine pesos.

In the case of power, the price was set at 2,000 USD/MW-month plus (i) 85.00% of the remuneration of power set forth in Resolution No. 826/22 in Argentine pesos (during spring and autumn) or (ii) 65.00% of the remuneration of power set forth in Resolution No. 826/22 in Argentine pesos (during summer and winter). In the case of energy, the price was set at 3.5 USD/MWh for units that use gas and at 6.1 USD/MWh for units that use alternative fuels (i.e.diesel).

For further information see “Item 4.B. Business Overview-The Argentine Electric Power Sector-Remuneration Scheme-The Current Remuneration Scheme” and “-The Previous Remuneration Schemes”.

Sales Under Contracts, Steam Sales and Others

Steam supply to YPF-Luján de Cuyo plant

On December 15, 2017, we signed a new steam supply contract with YPF for a period of 15 years. New cogeneration units were set in place, in order to provide YPF Lujan de Cuyo refinery with 125 tn/h of steam.  Commercial operation started on October 5, 2019, this contract is denominated and invoiced in U.S. dollars. For further information on the steam supply agreements with YPF for the Luján de Cuyo plant, see “Item 5.A. Operating Results-Factors Affecting Our Results of Operations-Sales Under Contracts, Steam Sales and Others -Steam supply to YPF-Luján de Cuyo plant”.

Steam supply to T6 Industrial S.A.- San Lorenzo plant

On December 27, 2017, we entered into a 15-year steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our San Lorenzo plant. The new cogeneration can supply up to 370 tn/h of steam to T6 Industrial S.A.. Commercial operation started on October 31, 2021. On September 2, 2022, the parties entered into an amended and restated steam supply agreement, through which certain amendments and the purchase by Central Puerto of the real estate property in which the plant is located were agreed.

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

Following the 2001-2002 economic crisis, demand for electric power in Argentina grew consistently each year driven by the economic recovery and frozen tariffs. During 2014, electric power demand grew 0.98% compared to 2013, from 125,239 GWh to 126,467 GWh. During 2015, electric power demand grew 4.45% compared to 2014, from 126,467 GWh to 132,110 GWh, while during 2016, electric power demand grew 0.65% to 132,970 GWh. A new 26,320 MW record of capacity load was registered on February 8, 2018, which was 3.70% above the peak for 2016. On January 29, 2019 there was a new record for energy demand for a business day of 544.4 GWh which was surpassed by the peak of January 14, 2022, which was 5.80% above the peak for 2019.

Electricity generation decreased by 2.00% in 2022, from 141,797 GWh in 2021 to 138,741GWh in 2022. The chart below shows the supply of electric power in Argentina by source, including generation within Argentina from hydroelectric, thermal, nuclear, renewables, as well as electric power imported from neighboring countries (net of exports):

Source: CAMMESA.

The following chart shows the demand of energy for the year ended December 31, 2022:

Demand by region for year 2022	Total Energy Demand	Generation of Central Puerto plants
		Puerto Complex		Luján de Cuyo Plant		Brigadier López Plant		San Lorenzo Plant		Piedra del Águila Plant		La Castellana		La Castellana II		Achiras		Los Olivos		Manque		La Genoveva		La Genoveva II
		MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%
Great Buenos Aires	51,925,900	7,414,108	14.3%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Litoral	16,991,513	-	-	-	-	152,709	0.9%	1,934,679	11.4%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Province Buenos Aires	17,056,577	-	-	-	-	-	-	-	-	-	-	432,037	2.5%	61,783	0.4%	-	-	-	-	-	-	390,792	2.3%	190,706	1.1%
Center	12,422,067	-	-	-	-	-	-	-	-	-	-	-	-	-	-	201,506	1.6%	101,884	0.8%	231,292	1.9%	-	-	-	-
Northwest	11,300,207	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Northeast	10,012,829	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cuyo	8,498,804	-	-	3,089,693	36.4%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Patagonia	5,465,222	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Comahue	5,081,943	-	-	-	-	-	-	-	-	3,283,081	64.6%	-	-	-	-	-	-	-	-	-	-	-	-	-	-

(1)	Demand data for 2022.
(2)	Generation data for 2022.
(3)	Generation by Central Puerto plants.

During 2022, thermal generation continued to be the main source of electricity supply, contributing 81,746 GWh (59.00%), followed by hydroelectric generation net of pumping, which contributed 30,186 GWh (22.00%), nuclear generation, which contributed 7,469 GWh (5.00%) and photovoltaic and wind generation, which contributed 19,340 GWh (14.00%). There were also imports to cover domestic demand, in the amount of 6,310 GWh (4.40% of the total energy supplied, 679.00% higher than in 2021) from Uruguay, Paraguay and Brazil. Hydroelectric generation in 2022 registered a 25.00% increase when compared to 2021, mainly due to an increase of water levels, while thermal generation registered a decrease of 9.20% mainly due to lower dispatch related to increased hydro dispatch. Nuclear generation registered a 27.00% decrease when compared to 2021, due to the shutdown for maintenance at the Atucha I and Embalse nuclear power plants, and a technical problem with the Atucha II turbines as compared to 2021. In this sense, thermal generation continued to be the main source for the supply of electric power, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), as well as mineral coal, mainly during the winter months. Finally, renewable energy generation increased 11.00% as compared to 2021, mainly due to the introduction of new wind and solar farms.

During 2022, generation facilities decreased their installed capacity from 42,988 MW in 2021 to 42,927 MW. This decrease was caused mainly by a 61 MW decrease in the capacity of the system. Regarding thermal sources, the decrease of 123 MW is related to the discontinuation of 3 MW of combined cycle, 128 MW of gas turbine and an increase of 8 MW of diesel engine generation. There were no new hydro or nuclear projects in 2022. Regarding renewable sources, the system’s capacity was increased by 61 MW, the main sources being solar power (26 MW) and wind power (18 MW), followed by renewable hydroelectric generation (1 MW) and biogas (4 MW).

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

Public Bid Process for New Renewable Energy Generation Units

On March 22, 2016, the Secretariat of Electric Energy called for bids to install 1,000 MW of new renewable energy units (the “RenovAR Program”). This bid process is governed by Law No. 27,191 and Decree No. 531/16, which encouraged the increase of energy generation from renewable sources by providing, among other things, significant tax benefits. See “Item 4.B. Business Overview-The Argentine Electric Power Sector-Structure of the Industry-RenovAR (Round 1, Round 1.5 and Round 2): Bidding Process for Renewable Energy Generation Projects”.

During 2015, electric power generation from renewable sources was 0.40% of the total supply of electric power in Argentina. As established in Section 2 of the Law referenced above, the purpose of this law is to have these renewable energy sources account for, at least, 8.00% of Argentina’s electric power consumption by December 31, 2017. During the second stage of the “National System for the Promotion of the Use of Renewable Energy Sources for Electricity Production,” the goal is to have renewable energy sources account for 12.00% of Argentina’s electric power consumption by December 31, 2019, 16.00% by December 31, 2021, 18.00% by December 31, 2023, and 20.00% by December 31, 2025, pursuant to Law No. 27,191.

The above framework provides a significant growth opportunity in the field of clean and renewable energies, especially considering that Large Users will be required to purchase energy from renewable sources in the same percentages mentioned above and will be subject to penalties if they do not comply with these requirements.

Resolution No. 136/16, issued by the Ministry of Energy and Mining and published in the Official Gazette on July 26, 2016, launched the public auction process for submitting bids for Round 1 of the RenovAR Program. On October 7, 2016, the Ministry of Energy and Mining finalized the auction process for the installation of new renewable energy units and, under Resolution No. 136/16, granted awards in the amount of 1,108.65 MW, with an average price of US$59.58, including one biomass project, 12 wind energy projects and four solar energy projects. Of these, we were awarded one wind energy project for 99 MW of generating capacity at the price of US$61.50 per MWh, as further explained below in “Expansion of Our Generating Capacity”.

On October 31, 2016, the Ministry of Energy and Mining, pursuant to Resolution No. 252/16, launched Round 1.5 of the RenovAR Program as a continuation of Round 1. On November 25, 2016, the Ministry of Energy and Mining finalized the auction process for the installation of new renewable energy units and, under Resolution No. 281/16, granted awards in the amount of 1,281.5 MW, with an average price of US$53.98 per MWh, including 10 wind energy projects and 20 solar energy projects. Of these, we were awarded one wind energy project for 48 MW of generating capacity at the price of US$59.38 per MWh, as further explained below in “Proposed Expansion of Our Generation Capacity”.

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

Expansion of Our Generating Capacity

The chart below shows the evolution of our power generating capacity since 2017:

Source: Central Puerto

_______________________

(1)	Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company-La Plata Plant Sale”.
(2)	On June 14, 2019 we purchased the Brigadier López plant.

As of December 31, 2022, we have an aggregate installed capacity of 4,809 MW. As of the date of this annual report, installed capacity increased to 7,114 MW as a result of the acquisition of Central Costanera.

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

We are also currently exploring several other options to diversify our generation assets to include sustainable power generation sources, including the following:

•	We successfully participated in CAMMESA’s auction for 10 MW of dispatch priority for our Parque Solar San Carlos Project under MATER framework, located in San Carlos, province of Salta.

•

On February 17, 2023, Proener acquired from Enel Argentina 75.68% of the capital and voting stock of Central Costanera. As of the date of this annual report, the Central Costanera plant is made up of six turbo-steam units, with an installed capacity of 1,140 MW of power, and two combined cycle units of 315 MW and 850 MW.

We believe we are well-positioned to identify and execute new growth opportunities. However, we cannot assure you that the Argentine Government will open new auction processes or that our bids will be successful or that we will be able to enter into new PPAs in the future. See “Item 3D. Risk Factors-Risks Relating to our Business- Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants”.

Sale of the La Plata Plant

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant for a total sum of US$31.5 million (without VAT), subject to certain conditions.On February 8, 2018, after such conditions were met, the plant was transferred to YPF EE, including generation assets, personnel and agreements related to the operation and/or maintenance of La Plata plant’s assets, with effective date January 5, 2018. Consequently, as of December 31, 2017, the La Plata plant was classified as a disposal group held for sale and its respective results were classified for the years ended December 31, 2018, and 2017 as a discontinued operation.

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

Business Combinations

Business combinations are accounted using the acquisition method when we take effective control of the acquired company. We will recognize in our financial statements the acquired identifiable assets, the assumed liabilities, any non-controlling interest and goodwill according to IFRS 3, if any. The acquisition cost is measured as the aggregate of the transferred consideration, measured at fair value on that date, and the amount of any non-controlling interest in the acquiree. We will measure the non-controlling interest in the acquiree at fair value or at the proportional interest in the identifiable net assets of the acquiree.

If the business combination is made in stages, we will measure our previous holding at fair value at the acquisition date and will recognize income or loss in the consolidated statement of comprehensive income. Goodwill is measured at cost, as excess of the transferred consideration regarding our acquired identifiable assets and net assumed liabilities. If this consideration is lower than the fair value of the identifiable assets and of the assumed liabilities, the difference is recognized in the consolidated statement of comprehensive income. If the fair value of the net assets acquired is higher than the consideration paid, we reassess whether we have properly identified all the assets acquired and all the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired in comparison to the consideration paid, then the gain is recognized in the consolidated statement of comprehensive income.

Goodwill is measured at cost, as excess of the transferred consideration regarding the acquired identifiable assets and the net assumed liabilities of the Group. If this consideration is lower than the fair value of the identifiable assets and of the assumed liabilities, the difference is recognized in the consolidated statement of comprehensive income. If the fair value of the net assets acquired is higher than the consideration paid, we reassess whether it has properly identified all the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired in comparison to the consideration paid, then the gain is recognized in the consolidated statement of comprehensive income.

As described in Note 1, on December 27, 2022, we acquired the companies Forestal Argentina S.A. and Loma Alta Forestal S.A. The fair value of the identifiable assets and liabilities transferred at the date of the acquisition, which was determined in accordance with IFRS 3, is as follows:

ARS 000
Assets
Property, plant and equipment	11,707,265
Biological assets	15,247,016
Inventories	199,446
Other non-financial assets	145,593
Trade and other receivables	600,349
Other financial assets	452,997
Cash and cash equivalents	191,121

Liabilities
Trade and other payables	(211,413)
Other non-financial liabilities	(45,269)
Compensation and employee benefits liabilities	(56,762)
Deferred income tax liabilities	(3,866,310)
Total identifiable net assets measured at fair value	24,363,533

The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, we consider that the consideration transferred amounting to 12,189,364 is lower than the fair value of the assets acquired, and liabilities assumed at the acquisition date.

We reassessed whether it has properly identified all the assets acquired and all the liabilities assumed and reviewed the procedures used to measure the amounts to be recognized at the acquisition date.

After the reassessment there was still an excess of the fair value of the net assets acquired in comparison to the consideration paid. Therefore, we recognized a gain from bargain purchase amounting to 12,174,169 in the statement of income for the year ended December 31, 2022.

We have made a preliminary purchase price allocation and the valuation at fair value of the identifiable assets and the liabilities assumed based on an independent assessment made by an independent specialist. The fair value of the biological assets corresponding to mature plantations has been determined based on the price existing in the active market in which they operate, whereas the fair value of the biological assets corresponding to young plantations has been determined based on the discounted cash flow. The fair value of lands has been determined based on market appraisals. The deferred tax liability corresponds to the difference between the fair value of lands and their tax value. We are finishing to gather the necessary information to complete the assets identification and valuation process under the time-window set forth by IFRS 3.

The results accrued after the acquisition date for the acquired companies are not material since the acquisition was made three days before year-end closing. We do not have the necessary information to disclose the foregoing figures as if the acquisition took place at the beginning of this fiscal year.

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

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used, including obtaining appraisals from valuation specialists. These calculations are verified by valuation multiples, quoted values for similar assets on active markets and other available fair value indicators, if any.

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

Should there be such triggering event, we make an estimate of the recoverable amount of the individual asset or of the cash generating unit, as the case may be.

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

We have identified indicators of potential impairment of our property, plant and equipment and our intangible assets with limited useful life, due to the evolution of the macroeconomic variables that led to an increase in interest rates. We have also identified indicators of potential impairment of the Company’s gas turbine due to the uncertainty about new projects that would enable the use of such turbine.

In order to measure the recoverability of our property, plant and equipment and our intangible assets with a limited useful life that present indicators of impairment, we estimated the value in use of such assets, with the exception of the generating group classified as “Gas turbines,” for which the Company estimated the fair value less cost of sale. As a result of the recoverability analysis, we determined that the net book value of the assets related to Brigadier López thermal station, Nuevo Puerto combined cycle power plants, Luján de Cuyo cogeneration unit, Piedra del Águila hydroelectric power station, wind farms Achiras, La Castellana, La Castellana II, Los Olivos and La Genoveva II and the generating group classified as “Gas turbines,” did not exceed their recoverable value as of December 31, 2022.

CGUs San Lorenzo cogeneration unit and wind farms Manque and La Genoveva

We estimated that the book value of the assets related to San Lorenzo cogeneration unit exceeded its recoverable value by Ps.5,970.50 million. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2022, as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis to “Electric power facilities”, “Lands and buildings” and “Others”. After recognizing such impairment, the net book value of property, plant and equipment of San Lorenzo cogeneration unit is Ps.64,403.25 million.

In addition, we estimated that the book value of the assets related to wind farm Manque exceeded its recoverable value by Ps.2,523.67 million. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2022, as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis by Ps.2,522.58 million to “Wind turbines”, “Electric power facilities”, “Lands and buildings” and “Others” and by Ps. 1.09 million to intangible assets. After recognizing such impairment, the net book value of property, plant and equipment and intangible assets of wind farm Manque is Ps. 10,589.29 million and Ps.4.56 million, respectively.

Finally, we estimated that the book value of the assets related to wind farm La Genoveva exceeded its recoverable value by Ps.5,529.40 million. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2022, as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis by Ps.5,496.99 million to “Wind turbines”, “Electric power facilities”, “Lands and buildings” and “Others,” and by Ps.31.41 million to intangible assets. After recognizing such impairment, the net book value of property, plant and equipment and intangible assets of wind farm La Genoveva is Ps.15,868.43 million and Ps.93.56 million, respectively.

We estimated the recoverable value considering probability weighted scenarios in relation with the evolution of prices for energy and power that remunerates conventional energy generation units and in relation with the evolution of macroeconomic variables (exchange rate and inflation). This approach required preparing scenarios with different estimations of the expected cash flows considering such variables and assigning occurrence probabilities, based on the experience and expectations of the Company about the outcome of the uncertainties involved.

Key assumptions to estimate the value in use are the following:

-

Gross margin: the margin has been determined for the budgeted period (5 years) based on the energy prices arising from Resolution No. 826/22 and Resolution No. 59/23 adjusted for projections of price increases and applicable energy supply signed agreements, whereas the cost of sale was determined based on the costs incurred in the past. The most relevant cost was the plant maintenance, which was estimated with the provisions from the agreements in force with the suppliers Siemens Energy and Vestas Argentina. Pursuant to IAS 36, growth rates were considered after the budgeted period.

-

Discount rate: it represents the current market assessment of the specific risks of the Company, taking into consideration the time-value of money. Discount rate calculation is based on the circumstances of the market participants, and it is derived from the weighted average cost of capital (WACC). The WACC rate takes into consideration both debt and equity. The cost of equity is derived from the expected return on investment by market participant investors, whereas the cost of debt is based on the conditions of the debt which market participants could access to. The specific risks of the operational segment are incorporated by applying individual beta factors, which are annually assessed from the available public information of the market.

The post-tax discount rate used for determining the value in use as of December 31, 2022, was 14.40%.

Any increase in the discount rate would result in an additional impairment loss.

- Macroeconomic variables: estimated inflation and devaluation rates, as well as exchange rates, were obtained from external sources, which are well known consulting firms dedicated to the local and global economic analysis, widely experienced in the market. An increase in inflation rates over devaluation rates, regarding the variables considered for the determination of the value in use, would entail an additional impairment loss for CGUs San Lorenzo, Manque and La Genoveva.

San Lorenzo cogeneration unit belong to the electric power generation from conventional sources operating segment while wind farms Manque and La Genoveva belong to the electric power generation from renewable sources operating segment.

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2022, we have applied for the first time certain new and/or amended standards and interpretations as issued by the IASB. A brief description of the new and/or amended standards and interpretations adopted by us and their impact on our consolidated financial statements, are presented below.

Amendments to IAS 16 - Property, plant and equipment (“PP&E”) - Earnings ahead of Schedule

In May 2020, the IASB issued an amendment to IAS 16 that prohibits entities from deducting from the cost of an item of PP&E, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendments are effective for annual periods beginning on or after January 1, 2022, and must be applied retrospectively only to items of PP&E made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments did not have a significant impact on our consolidated financial statements.

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

The amendments are effective for annual reporting periods beginning on or after January 1, 2022, and did not have a significant impact on our consolidated financial statements.

Amendments to IFRS 3 - Reference to the Conceptual Framework

In May 2020, the IASB issued amendments to IFRS 3 Business Combinations - Reference to Conceptual Framework. The amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework (the 1989 Framework) with a reference to the current version issued in March 2018 (the Conceptual Framework) without significantly changing its requirements. The amendments promote consistency in financial reporting and avoid potential confusion from having more than one version of the Conceptual Framework in use.

The amendments are effective for periods beginning on or after January 1, 2022, and must be applied retrospectively. The amendments did not have a significant impact on our consolidated financial statements.

IFRS 9 Fees in the “10 per cent” test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39.

An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022, and has not had a significant effect on our consolidated financial statements.

IAS 41 Agriculture - Taxation in fair value measurements

The amendment deletes the requirement established in paragraph 22 of IAS 41 for entities to exclude the cash flows for taxation when measuring the fair value of the assets within the scope of application of IAS 41.

This amendment had no impact on our consolidated financial statements.

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

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement;

•	That a right to defer must exist at the end of the reporting period;

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023, and must be applied retrospectively. We are currently assessing the impact the amendments will have on our financial statements.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023, and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.

The amendments are not expected to have a material impact on our financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

We are currently revisiting their accounting policy information disclosures to ensure consistency with the amended requirements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction-- Amendments to IAS 12

In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability should also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations.

We will evaluate the impact of the amendments once effective and if there is any transaction to which the amendments apply.

Segment Reporting

As of December 31, 2022, we divided our business into three segments: electric power generation from conventional sources, electric power generation from renewable sources and natural gas transport and distribution. Management and operations of thermal plants are not included in these segments given that such information is not material for our business operations.

Results of Operations for the Years Ended December 31, 2022, 2021 and 2020

We discuss below: (i) our results of operations for the year ended December 31, 2022, as compared with our results of operations for the year ended December 31, 2021; and (ii) our results of operations for the year ended December 31, 2021, as compared with our results of operations for the year ended December 31, 2020.

	Year ended December 31,			Change December 31,
	2022	2021	2020	2022/2021	2021/2020
	(in thousands of Ps.)			(in percentages)
Revenues	101,392,706	111,186,661	112,047,140	(8.81%)	(0.77%)
Cost of sales	(53,322,891)	(57,585,906)	(49,441,324)	(7.40%)	16.47%
Gross income	48,069,815	53,600,755	62,605,816	(10.32%)	(14.38%)
Administrative and selling expenses	(7,467,141)	(8,087,079)	(8,740,168)	(7.67%)	(7.47%)
Other operating income	35,913,509	21,269,586	41,452,962	68.85%	(48.69%)
Other operating expenses	(602,151)	(1,573,218)	(1,343,937)	(61.72%)	17.06%
Impairment of property, plant and equipment and intangible assets	(14,023,567)	(15,125,724)	(11,808,900)	(7.29%)	28.09%
Operating income	61,890,465	50,084,320	82,165,773	23.57%	(39.04%)
(Loss) Gain on net monetary position	(30,463,105)	(3,221,836)	3,408,462	845.52%	(194.52%)
Finance income	25,538,201	3,784,144	15,171,037	574.87%	(75.06%)
Finance expenses	(43,453,085)	(34,702,805)	(65,558,937)	25.21%	(47.07%)
Share of the profit of associates	111,534	(1,099,611)	319,751	(110.14%)	(443.90%)
Gain from bargain purchase	12,174,169	-	-	100%	-
Income before income tax	25,798,179	14,844,212	35,506,086	73.79%	(58.19%)
Income tax for the year	(6,720,204)	(16,106,205)	(15,048,075)	(58.28%)	7.03%
Net (loss) income for the year	19,077,975	(1,261,993)	20,458,011	(1,611.73%)	(106.17%)

Revenues

	Year ended December 31,			Change December 31,
	2022	2021	2020	2022/2021	2021/2020
	(in thousands of Ps.)			(in percentages)
Revenues from Spot Sales(1)	40,171,129	46,392,088	51,377,058	(13.41%)	(9.70%)
Sales under contracts(2)	53,858,399	58,662,360	54,088,034	(8.19%)	8.46%
Steam sales(3)	4,907,935	3,342,579	3,130,683	46.83%	6.77%
Resale of gas transport and distribution capacity	702,759	599,953	1,160,926	17.14%	(48.32%)
Revenues from CVO thermal plant management	1,752,484	2,189,681	2,290,439	(19.97%)	(4.40%)
Total revenues from ordinary activities	101,392,706	111,186,661	112,047,140	(8.81%)	(0.77%)

_________________________

(1)

Includes sales of energy and power to CAMMESA remunerated under Resolution No. 95/13, Resolution No.19/2017, Resolution SE No. 1/2019, Resolution No. 31/20, Resolution No. 440/21, Resolution No. 238/22 and Resolution No. 826/22, (see “Item 4.B. Business Overview-The Argentine Electric Power Sector-Remuneration Scheme”).

(2)

Includes (i) term market sales under contracts and, (ii) energy sold under the Energía Plus, (iii) contracts under the MATER framework and (iv) RenovAr Program sales under contracts (for further information regarding term market sales under contract, see “Item 4.B. Business Overview-Our Customers”).

(3)	Includes steam sold under steam sale contract with YPF from the Luján de Cuyo Plant and Terminal 6 Industrial S.A. from San Lorenzo cogeneration plant.

	Year ended December 31,			Change December 31,
	2022	2021	2020	2022/2021	2021/2020
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	80,676,265	86,295,219	87,415,727	(6.51%)	(1.28%)
Electric power generation from renewable sources	18,261,198	22,101,809	21,180,050	(17.38%)	4.35%
Others(1)	2,455,243	2,789,633	3,451,363	(11.99%)	(19.17%)
Total revenues	101,392,706	111,186,661	112,047,140	(8.81%)	(0.77%)

_________________________

(1)	Includes resale of gas transport and distribution capacity and management and operation of thermal plant CVO.

2022 Compared to 2021

Revenues in 2022 totaled Ps.101.39 billion, an 8.81% decrease from Ps.111.19 billion in 2021. This decrease was primarily attributable to:

•

a 13.41% decrease in Spot Sales, which amounted Ps.40.17 billion during 2022, as compared to Ps.46.39 billion in 2021, mainly due to price adjustments behind inflation rates during 2022, partially offset by higher generation from Piedra del Águila hydroelectric plant and the combined cycles located in the provinces of Mendoza and Buenos Aires.

•

Spot Sales a 8.19% decrease in Sales under contracts, which amounted Ps.53.86 billion during 2022, as compared to Ps.58.66 billion in 2021, mainly due to the ending of Brigadier López PPA, lower generation from Luján de Cuyo cogeneration units and a decrease in the generation of La Genoveva I and CPR wind farms (Manque, Los Olivos and La Castellana II).

•	a 19.97% decrease in revenues from CVO thermal plant management fees, which amounted to Ps.1.75 billion during 2022, as compared to Ps.2.19 billion in 2021.

The decrease in revenues in 2022 was partially offset by:

•

a 46.83% increase in steam sales, which totaled Ps.4.91 billion in 2022, compared to Ps.3.34 billion in 2021, due to a 26.77% increase in the production of the thermal plant located in the Province of Mendoza and a 2,197.47% increase in the San Lorenzo facility.

•	a 17.14% increase in resales of gas transport and distribution capacity, which totaled Ps.0.70 billion in 2022, compared to Ps.0.69 billion in 2021.

Revenues attributable to electric power generation from conventional sources in the year ended December 31, 2022, totaled Ps.80.7 billion, a 6.51% decrease from Ps.86.30 billion in the year ended December 31, 2021. This decrease is mainly attributable to the decrease in Spot Sales and CVO fees described above, which was partially offset by the abovementioned increase in steam sales and resales of gas transport and distribution capacity.

Revenues attributable to electric power generation from renewable sources in the year ended December 31, 2022, totaled Ps.18.26 billion, a 17.38% decrease from Ps.22.10 billion in the year ended December 31, 2021. This decrease is mainly attributable to lower generation from La Genoveva I and CPR wind farms (Manque, Los Olivos and La Castellana II).

2021 Compared to 2020

Revenues in 2021 totaled Ps.111.19 billion, a 0.77% decrease from Ps.112.05 billion in 2020. This decrease was primarily attributable to:

•

a 9.70% decrease in Spot Sales, which amounted to Ps.46.39 billion during 2021, as compared to Ps.51.38 billion in 2020, mainly due to the decrease in energy generation from our Piedra del Águila hydroelectric plant.

The decrease in revenues in 2021 was partially offset by:

•

a 8.46% increase in sales under contracts, which amounted to Ps.58.66 billion in 2021, compared to Ps.54.09 billion in 2020, due to the commencement of operations of San Lorenzo plant and full-year operation of La Genoveva I, Manque and Los Olivos wind farms.

•

a 6.77% increase in steam sales, which totaled Ps.3.34 billion in 2021, compared to Ps.3.13 billion in 2020, due to a 12% increase in production, as a result of the good performance of our operations in the Province of Mendoza and the commencement of operations of San Lorenzo.

Revenues attributable to electric power generation from conventional sources in the year ended December 31, 2021, totaled Ps.86.30 billion, a 1.28% decrease from Ps.87.4 billion in the year ended December 31, 2020. This decrease is mainly attributable to the decrease in the Spot Sales described above, which was partially offset by the rise in sales under contracts due to the commencement of operations of San Lorenzo and the increase in steam sales also described above.

Revenues attributable to electric power generation from renewable sources in the year ended December 31, 2021, totaled Ps.22.10 billion, a 4.35% increase from Ps.21.18 billion in the year ended December 31, 2020. This increase is mainly attributable to the full-year operation of La Genoveva I, Manque and Los Olivos wind farms.

Cost of Sales

	Year ended December 31,			Change December 31,
	2022	2021	2020	2022/2021	2021/2020
	(in thousands of Ps.)			(in percentages)
Inventories at the beginning of the year	3,562,557	4,299,670	3,209,352	(17.14%)	33.97%
Purchases	15,725,055	12,028,007	10,733,127	30.74%	12.06%
Operating expenses:
Compensation to employees	8,474,303	8,441,740	8,499,035	0.39%	(0.67%)
Other long-term employee benefits	344,514	400,917	306,943	(14.07%)	30.62%
Depreciation of property, plant and equipment	15,490,504	14,877,607	10,645,650	4.12%	39.75%
Amortization of intangible assets	3,960,776	5,987,461	6,863,399	(33.85%)	(12.76%)
Purchase of energy and power	304,640	375,906	421,733	(18.96%)	(10.87%)
Fees and compensation for services	3,046,284	2,729,366	2,761,308	11.61%	(1.16%)
Maintenance expenses	5,528,519	7,081,977	5,182,149	(21.94%)	36.66%
Consumption of materials and spare parts	2,441,676	2,244,091	1,505,874	8.80%	49.02%
Insurance	1,806,607	2,501,059	2,105,923	(27.77%)	18.76%
Levies and royalties	739,759	749,751	1,318,415	(1.33%)	(43.13%)
Taxes and assessments	126,970	173,569	151,569	(26.85%)	14.51%
Taxes on bank account transactions	18,600	17,882	19,248	4.02%	(7.10%)
Other	61,131	25,662	17,269	138.22%	48.60%
Transfers to property, plant and equipment	―	(786,202)	―	(100%)	100%
Inventories at the end of the year	(8,309,004)	(3,562,557)	(4,299,670)	133.23%	(17.14%)
Total cost of sales	53,322,891	57,585,906	49,441,324	(7.40%)	16.47%

	Year ended December 31,			Change December 31,
	2022	2021	2020	2022/2021	2021/2020
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	44,936,903	49,060,790	41,752,822	(8.41%)	17.50%
Electric power generation from renewable sources	6,486,559	6,581,565	5,542,540	(1.44%)	18.75%
Others(1)	1,899,429	1,943,551	2,145,962	(2.27%)	(9.43%)
Total cost of sales	53,322,891	57,585,906	49,441,324	(7.40%)	16.47%

_________________________

(1)	Includes resale of gas transport and distribution capacity and management and operation of thermal plant CVO.

2022 Compared to 2021

Cost of sales during the year ended December 31, 2022, totaled Ps.53.32 billion, a 7.40% decrease from Ps.57.59 billion in 2021. This decrease was mainly the result of:

1.

a 7.15% decrease in costs of production, mainly due to lower (i) maintenance expenses, (ii) purchases of energy and power, (iii) insurance and (iv) depreciation and amortization, partially offset by (i) fees and compensation for services and (ii) consumption of materials and spare parts.

Cost of sales attributable to electric power generation from conventional sources in the year ended December 31, 2022, totaled Ps.44.94 billion, a 8.41% decrease from Ps.49.06 billion in the year ended December 31, 2021. This decrease is mainly attributable to the decrease in maintenance expenses and purchases of energy and power, as described above.

Cost of sales attributable to electric power generation from renewable sources in the year ended December 31, 2022, totaled Ps.6.49 billion, a 1.44% decrease from Ps.6.58 billion in the year ended December 31, 2021.

2021 Compared to 2020

Cost of sales during the year ended December 31, 2021, totaled Ps.57.59 billion, a 16.47% increase from Ps. 49.44 billion in 2020. This increase was mainly the result of:

1.

(i) a 12.06% increase in purchases of fuel and spare parts, which totaled Ps. 12.02 billion in 2021 and (ii) a 14.59% increase in costs of production, mainly due to (x) an increase in depreciations, (y) a rise in maintenance expenses and (z) to a lesser extent, an increase in consumption of materials and spare parts.

Cost of sales attributable to electric power generation from conventional sources in the year ended December 31, 2021, totaled Ps.49.06 billion, a 17.50% increase from Ps.41.75 billion in the year ended December 31, 2020. This increase is mainly attributable to the increase in purchases of fuel and spare parts and the increase in costs of production, as described above.

Cost of sales attributable to electric power generation from renewable sources in the year ended December 31, 2021, totaled Ps.6.58 billion, a 18.75% increase from Ps.5.54 billion in the year ended December 31, 2020. This increase was mainly attributable to the full-year operation of La Genoveva I, Manque and Los Olivos wind farms.

Gross Income

2022 Compared to 2021

Gross income during the year ended December 31, 2022, totaled Ps.48.07 billion, a 10.32% decrease from Ps.53.60 billion during the year ended December 31, 2021, due to the abovementioned reasons. Gross margin for the year ended December 31, 2022, was 47.41%, compared to a gross margin of 48.21% during the same period in 2021.

2021 Compared to 2020

Gross income during the year ended December 31, 2021, totaled Ps.53.60 billion, a 14.38% decrease from Ps.62.61 billion during the year ended December 31, 2020, due to the abovementioned reasons. Gross margin for the year ended December 31, 2021, was 48.21%, compared to a gross margin of 55.87% during the same period in 2020.

Administrative and Selling Expenses

	Year ended December 31,			Change December 31,
	2022	2021	2020	2022/2021	2021/2020
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	6,764,320	7,035,993	7,513,849	(3.86%)	(6.36%)
Electric power generation from renewable sources	702,821	1,051,086	1,226,319	(33.13%)	(14.29%)
Total administrative and selling expenses	7,467,141	8,087,079	8,740,168	(7.67%)	(7.47%)

2022 Compared to 2021

Administrative and selling expenses during the year ended December 31, 2022, totaled Ps.7.47 billion, a 7.67% decrease from Ps.8.09 billion during the year ended December 31, 2021. This decrease was primarily the result of a reduction in taxes, maintenance expenses and fees and compensation for services during the year ended December 31, 2022.

2021 Compared to 2020

Administrative and selling expenses during the year ended December 31, 2021, totaled Ps.8.09 billion, a 7.47% decrease from Ps.8.74 billion during the year ended December 31, 2020. This decrease was primarily the result of a reduction in taxes on bank account transactions and other taxes, partially offset by fees and compensation for services during the year ended December 31, 2021.

Other Operating Income

	Year ended December 31,			Change December 31,
	2022	2021	2020	2022/2021	2021/2020
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	34,097,252	20,407,331	40,168,359	67.08%	(49.20%)
Electric power generation from renewable sources	1,771,992	823,626	1,284,603	115.15%	(35.88%)
Others(1)	44,265	38,629		14.59%	100.00%
Total other operating income	35,913,509	21,269,586	41,452,962	68.85%	(48.69%)

_________________________

(1)	Includes management and operation of thermal plant CVO.

2022 Compared to 2021

Other operating income in the year ended December 31, 2022 totaled Ps.35.91 billion, a 65.85%  increase from Ps.21.27 billion in the year ended December 31, 2021. This increase was primarily the result of  an increase in foreign exchange rates mainly due to a 72.39% devaluation of the peso with respect to the U.S. dollar in 2022.

2021 Compared to 2020

Other operating income in the year ended December 31, 2021 totaled Ps.21.27 billion, a 48.69% decrease from Ps.41.45 billion in the year ended December 31, 2020. This decrease was primarily the result of a decrease in foreign exchange rates difference, net, mainly due to a 22.11% devaluation of the peso with respect to the U.S. dollar in 2021 while during 2020 the foreign exchange rate increased 40.49%, and a decrease in interest earned from customers.

Other Operating Expenses

	Year ended December 31,			Change December 31,
	2022	2021	2020	2022/2021	2021/2020
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	594,178	1,593,813	948,453	(62.72%)	68.04%
Electric power generation from renewable sources	7,813	(20,595)	380,641	(137.94%)	(105.41%)
Others(1)	160	-	14,843	100.00%	(100.00%)
Total other operating expenses	602,151	1,573,218	1,343,937	(61.72%)	17.06%

_________________________

(1)	Includes management and operation of thermal plant CVO.

2022 Compared to 2021

Other operating expenses in the year ended December 31, 2022, totaled Ps.602.15 million, a 61.72% decrease from Ps.1,573.22 million in the year ended December 31, 2021. This decrease was primarily the result of a decrease of (i) Ps.109.91 million in the net charge related to the provision for lawsuits and claims, (ii) Ps.1.38 million in the charge related to the allowance for doubtful accounts and (ii) Ps.1.22 billion in trade and interest.

2021 Compared to 2020

Other operating expenses in the year ended December 31, 2021, totaled Ps.1.6 billion, a 17.06% increase from Ps.1.3 billion in the year ended December 31, 2020. This increase was primarily the result of an increase of Ps.85.29 million in the net charge related to the provision for lawsuits and claims, and an increase of Ps.119.28 million of trade and tax interests.

Impairment of property, plant and equipment and intangible assets

	Year ended December 31,			Change December 31,
	2022	2021	2020	2022/2021	2021/2020
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	5,970,504	15,125,724	11,808,900	(60.53%)	28.09%
Electric power generation from renewable sources	8,053,063	-	-	100%	0.00%
Total impairment of property, plant and equipment and intangible assets	14,023,567	15,125,724	11,808,900	(7.29%)	28.09%

2022 Compared to 2021

In 2022, we recorded a Ps.14.02 billion impairment of property, plant and equipment and intangible assets charge, related to a reduction in the assessed value-in-use of the following assets that exceeded their previously recorded book value: San Lorenzo cogeneration unit and La Genoveva and Manque wind farms. The main factor that influenced this impairment was the evolution of macroeconomic variables that led to an increase in the interest rates. For further information, see “Item 5.A. Operating Results-Critical Accounting Policies-Impairment of property, plant and equipment and intangible assets”.

In 2021, we recorded a Ps. 15.13 billion impairment of property, plant and equipment and intangible assets charge, related to a reduction in the assessed value-in-use of the following assets that exceeded their previously recorded book value:  Thermal Station Brigadier López, Luján de Cuyo Combined Cycle Power Plant, Nuevo Puerto combined cycle power plant and San Lorenzo cogeneration unit. Some of the factors that influenced this reduction were the limited useful life of some of these assets, the current economic uncertainties, and the effects from the repeal of the spot market price update mechanism established by Resolution No. SE 440/21. For further information, see “Item 5.A. Operating Results-Critical Accounting Policies-Impairment of property, plant and equipment and intangible assets”.

2021 Compared to 2020

In 2021, we recorded a Ps.15.13 billion impairment of property, plant and equipment and intangible assets charge, related to a reduction in the assessed value-in-use of the following assets that exceeded their previously recorded book value:  Thermal Station Brigadier López, Luján de Cuyo Combined Cycle Power Plant, Nuevo Puerto combined cycle power plant and San Lorenzo cogeneration unit. Some of the factors that influenced this reduction were the limited useful life of some of these assets, the current economic uncertainties, and the effects from the repeal of the spot market price update mechanism established by Resolution No. 440/21. For further information, see “Item 5.A. Operating Results-Critical Accounting Policies-Impairment of property, plant and equipment and intangible assets”.

In 2020, we recorded a Ps.11.81 billion impairment of property, plant and equipment and intangible assets charge, mainly related to a reduction in the assessed value-in-use of certain assets that exceeded their previously recorded book value, related to our Brigadier López plant and our Lujan de Cuyo Combined Cycle plant and also related to the assessed fair value less cost of sales of some of the gas turbines that the Company holds for potential new projects. Some of the factors that influenced this reduction were the limited useful life of these assets, the drop in the Company’s stock price, the current economic uncertainties, the suspension of the spot market price update mechanism established by Resolution SE No.31/2020, and in the particular case of the Company’s gas turbines, the uncertainty about the feasibility of new projects that would enable the use of the acquired turbines. For further information, see “Item 5.A. Operating Results-Critical Accounting Policies-Impairment of property, plant and equipment and intangible assets”.

Operating Income

	Year ended December 31,			Change December 31,
	2022	2021	2020	2022/2021	2021/2020
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	56,507,612	33,886,230	65,560,062	66.76%	(48.31%)
Electric power generation from renewable sources	4,782,934	15,313,379	15,315,153	(68.77%)	(0.01%)
Others(1)	599,919	884,711	1,290,558	(32.19%)	(31.45%)
Total operating income	61,890,465	50,084,320	82,165,773	23.57%	(39.04%)

____________________________________

(2021)	Includes resale of gas transport and distribution capacity and management and operation of thermal plant CVO.

2022 Compared to 2021

For the reasons explained above, operating income in the year ended December 31, 2022, totaled Ps 61.89 billion, a 23.57% increase from Ps.50.08 billion in the year ended December 31, 2021. This is mainly explained by (i) an increase in steam sales and resale of gas transport and distribution capacity, offset by a decrease in CVO management fees and Spot Sales, (ii) an increase and changes in currency exchange references and (iii) a decrease in the costs of sales, primarily driven by lower (x) maintenance expenses, (y) purchases of energy and power and a significant minor growth in (a) depreciation and (b) consumption of materials and spare parts.

2021 Compared to 2020

For the reasons explained above, operating income in the year ended December 31, 2021, totaled Ps.50.08 billion, a 39.04% decrease from Ps.82.17 billion in the year ended December 31, 2020.  This is mainly explained by a decrease in CVO and FONI receivables and minor currency exchange differences of those receivables and an increase in the costs of sales, primarily driven by an increase in purchases of fuel and spare parts  and an increase in costs of production, mainly due to (i) an increase in depreciations (ii) a rise in maintenance expenses and, (iii) to a lesser extent,  an increase in consumption of materials and spare parts.

(Loss) Gain on net monetary position

2022 Compared to 2021

Loss on net monetary position in the year ended December 31, 2022, totaled Ps.30.46 billion, a 845.52% increase from Ps.3.22 billion in the year ended December 31, 2021.

2021 Compared to 2020

Loss on net monetary position in the year ended December 31, 2021, totaled Ps.3.22 billion, a 194.52% decrease from a gain of Ps.3.41 billion in the year ended December 31, 2020.

Finance Income

2022 Compared to 2021

Finance income in the year ended December 31, 2022, totaled Ps.25.54 billion, a 574.87% increase from Ps.3.78 billion in the year ended December 31, 2021. This increase was primarily the result of (i) a 628.98% increase in earned interest from Ps.75.70 million in 2021 to Ps.551.85 million in 2022, (ii) a 730.34% increase in net income on financial assets at fair value through profit or loss, which increased from Ps.2.71 billion in 2021 to Ps.22.47 billion in 2022 and (iii) a 151.19% increase in swap recovery, which increased from Ps.1.00 billion in 2021 to Ps. 2.52 billion in 2022.

2021 Compared to 2020

Finance income in the year ended December 31, 2021, totaled Ps.3.78 billion, a 75.06% decrease from Ps.15.17 billion in the year ended December 31, 2020. This decrease was primarily the result of a decrease in net income on financial assets at fair value through profit or loss.

Finance Expenses

2022 Compared to 2021

Finance expenses in the year ended December 31, 2022 totaled Ps.43.45 billion, a 25.21% increase from Ps.34.70 billion in the year ended December 31, 2021. This increase was primarily the result of a higher foreign exchange difference, which increased from Ps.24.08 billion in 2021 to Ps.36.43 billion in 2022, mainly due to a higher depreciation of the Argentine peso.

2021 Compared to 2020

Finance expenses in the year ended December 31, 2021 totaled Ps.34.70 billion, a 47.07% decrease from Ps.65.56 billion in the year ended December 31, 2020. This decrease was primarily the result of a lower foreign exchange difference, which decreased from Ps.50.92 billion in 2020 to Ps.24.08 billion in 2021, mainly due to a lower U.S. dollar-denominated debt balance and a lower depreciation of the Argentine peso.

Share of the Profit of Associates

2022 Compared to 2021

Share of the profit of associates in the year ended December 31, 2022, totaled a gain of Ps.0.11 billion during 2022 compared to a loss of Ps.1.10 billion in 2021, mainly due to the gains resulting from the operations of Ecogas in 2022.

2021 Compared to 2020

Share of the profit of associates in the year ended December 31, 2021, totaled a Ps.1.10 billion loss during 2021 compared to a gain of Ps.0.32 billion in 2020, mainly due to the loss resulting from the operations of Ecogas in 2021.

Gain from bargain purchase

2022 Compared to 2021

In the year ended December 31, 2022, a bargain purchase for Ps.12.17 billion was recorded, resulting from the acquisitions of Forestal Argentina S.A. and Loma Alta Forestal S.A. See Note 2.2.20 to our Audited Consolidated Financial Statements for the year ended on December 31,2022.

Income Tax

2022 Compared to 2021

Income tax in the year ended December 31, 2022, totaled Ps.6.72 billion, a 58.28% decrease from Ps.16.11 billion in the year ended December 31, 2021. Our effective tax rate for the year ended December 31, 2022, and 2021 was 26.05% and 108.50%, respectively. This decrease was mainly due to the changes in tax rate of the corporate income tax that took place in 2021, business combination tax effects and effects related to the discount of income tax payable.

2021 Compared to 2020

Income tax in the year ended December 31, 2021, totaled Ps.16.11 billion, a 7.03% increase from Ps.15.05 billion in the year ended December 31, 2020. Our effective tax rate for the year ended December 31, 2021, and 2020 was 108.50% and 42.38%, respectively. This increase was mainly due to the changes in tax rate of the corporate income tax and the no recognition of the deferred tax assets related to a portion of tax loss carryforward for which there is no certainty about the existence of future taxable income against which it could be applied.

Net Income (loss) for the Year

2022 Compared to 2021

For the reasons described above, net income for the year ended December 31, 2022, totaled Ps.19.08 billion, compared to a net loss of Ps.1.26 billion in the year ended December 31, 2021.

2021 Compared to 2020

For the reasons described above, net loss for the year ended December 31, 2021, totaled Ps.1.26 billion, compared to a gain of Ps.20.46 billion in the year ended December 31, 2020.

Item 5.B Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of Ps.9.24 billion, and other current financial assets of Ps.41.75 billion. See Note 15, 13.6 and 13.3.9 to our Audited Consolidated Financial Statements.

Our primary sources of liquidity have been cash flows from operating activities.

Our receivables from CAMMESA also are an important source of liquidity for us. As of December 31, 2022, our current trade and other receivables from CAMMESA and other customers totaled Ps.43.89 billion.

Our primary cash requirements have been in connection with payments under loans and other financing agreements, employees’ salaries, operating and maintenance expenses and fixed assets investments, taxes, overhead expenses and contributions to affiliates (used in acquisitions of subsidiaries and associates). See “Item 5.A.-The State of Emergency of the Argentine Electricity Sector-Expansion of our Generating Capacity”.

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

As of the date of this annual report, we also have uncommitted lines of credit with commercial banks, totaling approximately Ps.23.55 billion.

On July 31, 2020, the Special Shareholders’ Meeting of the Company approved the creation of a new global issuance program of corporate bonds for a maximum amount of up to USD 500,000,000 (or its equivalent in other currency), which shall be issued at short, mid or long term, simple, not convertible into shares, under the terms of the Corporate Bonds Act (the “Program”). Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the Shareholders’ Meeting. On October 29, 2020, CNV approved the creation of such program, which shall expire on October 29, 2025, in accordance with the regulations in force. During 2023 we will need to make payments of installments under the Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. loan and CP Manque S.AU. and CP Los Olivos S.A.U. corporate bonds. We expect to make the aforementioned payments mainly with liquidity from our operations.

We believe that our sources of liquidity, which are mainly the result of operations, will be sufficient to meet our debt service and working capital requirements for the foreseeable future. We do not expect to have any material requirements regarding capital expenditures except for the requirements for the Brigadier Lopez close cycle, the San Carlos solar farm projects and the above mentioned payments.

However, any further deterioration of the current economic situation may result in a deterioration of the Company’s finances, in a context of lack of access or substantial reduction of credit availability in the financial markets, which could affect our financial condition and results of operation. See “Item 3.D Risk Factors-Risk Relating to Our Business-An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects”.

Receivables from CAMMESA

We hold receivables in the form of LVFVD for the unpaid balances from CAMMESA relating to the sale of electric power to CAMMESA from 2008 to 2011. For further information, see “Item 4.B. Business Overview-FONINVEMEM and Similar Programs”. Under the FONINVEMEM and similar arrangements, we are entitled to collect our receivables, including interest, in monthly installments over ten years starting from, the commercial launch date of the CVOSA combined cycle. For further information, see “Item 4.B. Business Overview-FONINVEMEM and Similar Programs”.

Following the commercial authorizations granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly payments of the receivables relating to the sale of electric power to CAMMESA from January 2004 through December 2007.

As of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM, as a combined cycle, of the thermal plant Central Vuelta de Obligado, which entitled us to receive the collection of the trade receivables under the CVO Agreement. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be signed in order to start the collections. The PPA agreement was signed on February 7, 2019, with retroactive effect to March 20, 2018. As a result, the original amortization schedule from the CVO Agreement is in full force and effect. As of December 31, 2022, the CVO “LVFVD 2008-2011 receivables” totaled Ps.58.4 billion.

After the CVOSA power plant became operational, in the case of receivables accrued between 2008 and September 2010, the amount due was converted into U.S. dollars at the exchange rate effective at the date of the CVO Agreement (i.e., November 25, 2010), which was Ps.3.97 per U.S. dollar. Additionally, certain receivables that accrued after September 2010 and that were also included in the CVO Agreement, were converted into U.S. dollars at the exchange rate effective at the due date of each monthly sale transaction. The total estimated amount due was US$548.0 million plus accrued interests after the CVO Commercial Approval. The U.S. denominated monthly payments under the CVO Agreement are payable in pesos, converted at the applicable exchange rate in place at the time of each monthly payment.

During 2021, we collected Ps.16.0 billion in CVO receivables, measured in current amounts as of December 31, 2022. During 2022, we collected Ps.12.4  billion in CVO receivables, measured in current amounts as of December 31, 2022.

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

For further information regarding sales relating to additional trust remuneration and non-recurring maintenance, see “Item 5.A. Operating Results-Our Revenues-The Spot Sales” and “Item 4.B. Business Overview-The Argentine Electric Power Sector-Remuneration Scheme-The Previous Remuneration Schemes”.

Cash Flows

The following table sets forth our cash flows from our operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	(in thousands of Ps.)
	2022	2021	2020
Net cash flows provided by operating activities	55,638,188	50,716,191	56,727,865
Net cash flows used in investing activities	(31,259,843)	(13,487,836)	(50,831,335)
Net cash used in financing activities	(16,306,758)	(37,335,795)	(10,829,969)
Increase (Decrease) in cash and cash equivalents, net	8,071,587	(107,440)	(4,933,439)

Net Cash Provided by Operating Activities

2022 Compared to 2021

Net cash provided by operating activities increased by 9.70% to Ps.55.64 billion for the year ended December 31, 2022, from Ps.50.72 billion for the year ended December 31, 2021. The result was primarily driven by (i) an income for the year before income tax of Ps.25.80 billion, (ii) non-cash adjustments in the operating income of (t) Ps. 19.45 billion in depreciations and amortizations, (u) Ps.14.02 billion in impairment of property, plant and equipment and intangible assets charge, (v) Ps. Ps.6.65 billion in interest earned from customers (w) Ps.17.91 billion in finance income, net from costs, (x) Ps.12.17 billion in gain from bargain purchase, (y) Ps.27.32 billion in foreign exchange difference on trade receivables and (z) Ps.16.72 billion for the loss on net monetary position, (ii) a decrease of Ps.10.04 billion of the stock of trade receivables, mainly related to the FONI collections, (iii) a decrease of Ps.3.39 in other non-financial assets and inventories, (iv) Ps.5.79 billion in collection of interests from clients, including the ones from FONI and (v) Ps.1.26 billion in insurance recovery collected, which was partially offset by (vi) Ps.8.04 billion from income tax paid and (vii) Ps.3.68 billion in trade and other payables, other non-financial liabilities and liabilities from employee benefits..

2021 Compared to 2020

Net cash provided by operating activities decreased by 10.60% to Ps.50.72 billion for the year ended December 31, 2021, from Ps.56.73 billion for the year ended December 31, 2020. The result was primarily driven by (i) an income for the year before income tax of Ps.14.84 billion, (ii) non-cash adjustments in the operating income of (t) Ps. 20.86 billion in depreciations and amortizations, (u) Ps.15.13 billion in impairment of property, plant and equipment and intangible assets charge, (v) Ps. Ps.7.03 billion in interest earned from customers (w) Ps.30.92 billion in finance income, net from costs, (x) Ps.1.10 billion in the share of the profit of associates, (y) Ps.13.40 billion in foreign exchange difference on trade receivables and (z) Ps.1.75 billion for the loss on net monetary position, (ii) a decrease of Ps.7.11 billion of the stock of trade receivables, mainly related to the FONI collections, (iii) Ps.6.86 billion in collection of interests from clients, including the ones from FONI, which was partially offset by (iv) an increase of Ps.1.93 billion in other non-financial assets and inventories, (v) Ps.1.22 billion in trade and tax interest paid, (vi) Ps.8.58 billion from income tax paid and (vii) Ps.13.42 billion in trade and other payables, other non-financial liabilities and liabilities from employee benefits.

Net Cash Used in Investing Activities

2022 Compared to 2021

Net cash used in investing activities increased by 131.76% to Ps.31.26 billion for the year ended December 31, 2022, from Ps.13.49 billion for the year ended December 31, 2021. The result was primarily driven by (i) Ps.17.85 billion from the acquisition of short-term financial assets, net, that were lower than during 2021, (ii) Ps.10.36 billion in payments for the acquisition of subsidiaries and associates, net of cash acquired, mainly related to acquisition of Forestal Argentina S.A./Loma Alta Forestal S.A. companies and (iii) Ps. 3.35 billion in purchase of property, plant and equipment and inventories; which was partially offset by (iv) Ps.0.28 billion in dividends received.

2021 Compared to 2020

Net cash used in investing activities decreased by 73.47% to Ps.13.49 billion for the year ended December 31, 2021, from Ps.50.83 billion for the year ended December 31, 2020. The result was primarily driven by (i) Ps.10.46 billion in payments for the purchase of property, plant, and equipment mainly related to the construction of San Lorenzo thermal project that were lower than during 2020, (ii) Ps.10.40 billion from the acquisition of short-term financial assets, net, that also were lower than during 2020; which was partially offset by (iii) Ps.7.10 billion obtained in the sale of property, plant, and equipment and (iv) Ps.0.27 billion in dividends collected.

Net Cash Used in Financing Activities

2022 Compared to 2021

Net cash used in financing activities decreased by 56.32% to Ps. 16.31 billion for the year ended December 31, 2022, compared to Ps.37.34 billion for the year ended December 31, 2021. The result was primarily driven by (i) long-term loans payments, which totaled Ps. 8.46 billion, (ii) interest and financial costs payments, mainly related to long-term loans, which totaled Ps. 6.08 billion, and (iii) dividends paid, which totaled Ps.3.59 billion; which was partially offset by (iv) Ps.2.11 billion in bank and investment accounts overdrafts received, net.

2021 Compared to 2020

Net cash used in financing activities increased by 244.75% to Ps.37.34 billion for the year ended December 31, 2021, compared to Ps.10.83 billion in the year ended December 31, 2020. The result was primarily driven by (i) Ps.3.14 billion in bank and investment accounts overdrafts paid, net, (ii) Ps.25.11 billion in loans paid, mainly related to the the expansion projects and (iii) Ps.8.18 billion in Interest and other financial costs paid.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	(in thousands of Ps.)
	2022	2021	2020
Land and buildings	11,642,183	9,775	15,186
Electric power facilities and other equipment	3,623	--	306,330
Gas turbines	--	2,821	--
Construction in progress	1,013,291	9,878,338	33,000,077
Other	240,108	233,789	350,992
Total	12,899,205	10,124,723	33,672,585

In the year ended December 31, 2022, we made total capital expenditures of Ps.12.90 billion, compared to Ps.10.12 billion in 2021. During these years, the main additions to fixed assets and land were in connection with the acquisition of Forestal Argentina S.A. and Loma Alta Forestal S.A. The acquisition included land and buildings and other equipment that totaled Ps.11.71 billion.

In the year ended December 31, 2021, we made total capital expenditures of Ps.10.12 billion, compared to Ps. 33.67 billion in 2020. During these years, the main additions to fixed assets and land were in connection with proposed projects for the expansion of our installed capacity. During the year ended December 31, 2021, our main capital expenditure was the construction of San Lorenzo thermal project, and the renewable projects, Manque, Los Olivos and La Genoveva I.

We have funded our capital expenditures with proceeds from debt issuances and cash generated from our operations.

Depending on the timing for the construction of these projects, we may finance these capital expenditures using cash flows from our operations and/or using external financing sources. See “Item 3D. Risk Factors-Risks Relating to our Business- Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants”.

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

Taking into account both direct and indirect interests involved, we acquired (i) an interest equivalent to 21.6% of DGCU’s capital stock and (ii) an interest equivalent to 40.60% of DGCE’s capital stock.

In addition, as provided for by Argentine Capital Markets Law and CNV regulations and given our controlling interest in DGCU shared with the consortium of buyers described above, our Board of Directors decided to proportionally participate in a tender offer by the consortium of buyers for all of DGCU’s outstanding shares issued and not owned, directly or indirectly, by us or by of any of the members of the consortium of buyers. On October 30, 2015, the board of directors of the CNV approved the tender offer. Upon termination of the tender offer in January 2016, since no acceptances were tendered, no shares were acquired in this tender offer.

Indebtedness

As of December 31, 2022, our total indebtedness was Ps.63.4 billion of which 100.00% was denominated in U.S. dollars. The following table shows our indebtedness as of such date:

	December 31, 2022
	(in thousands of US$)	(in thousands of Ps.)
Non-Current debt	255,368	45,240,939
Current debt	102,653	18,186,024

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

Pursuant to the loan agreement, among other obligations, Central Puerto has agreed to maintain a debt ratio of (a) as of December 31, 2019, of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As of December 31, 2022, the Company has complied with that requirement.

During fiscal year 2019, the planned disbursements for this loan were completed for a total of US$55.2 million.

As of December 31, 2022, the balance of this loan, amounts to US$40.9 million, approximately equivalent to Ps.5.52 billion, net of transaction costs.

Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for US$180.0 million to fund the acquisition of the Thermal Plant Brigadier (the “Brigadier Lopez Loan”).

Pursuant to the agreement, Brigadier Lopez Loan accrues an adjustable annual interest rate based on LIBOR plus margin.

Pursuant to the loan agreement, among other obligations, Central Puerto has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of US$500.0 million. As of December 31, 2022, the Company complied with such obligations.

On September 15, 2020, BCRA issued Communication “A” 7106 (“FX Regulatory Restrictions 7106”) pursuant to which any Argentine debtor that has scheduled principal payments of indebtedness due between October 15, 2020 and March 31, 2021 and payable in foreign currency (subject to certain exceptions), is required, in order to access to the official exchange market, to file with the BCRA a refinancing plan in respect of such indebtedness, which shall fulfill certain conditions established in the regulation, such as the following (i) the net amount for which the debtor shall have access to the official foreign exchange market to meet its foreign currency denominated payments of principal shall not exceed 40.00% of the aggregate principal amount due between October 15, 2020 and March 31, 2021 and (ii)  the remaining principal amount is required to be deferred such that the repayment of the deferred principal amounts is due on average two years later than the originally scheduled principal amortization payments. The installments under Brigadier Lopez Loan becoming due between December 2020 and March 2021 were under the scope of such regulation.

In compliance with FX Regulatory Restrictions 7106, the Company presented to the BCRA a new repayment schedule for the Brigadier Lopez Loan, which included the refinancing of the first two principal installments, each for a sum of US$36 million, which were payable on December 14, 2020, and March 12, 2021. On December 14, 2020, the Company entered into a forbearance agreement with the creditors of the Brigadier Lopez Loan by means of which the creditors agreed not to take any judicial or extrajudicial action to claim their rights of collection under such loan and to negotiate in good faith certain modifications. On December 22, 2020, the Company signed a waiver and amendment to the Brigadier Lopez Loan, modifying, among others, the amortization schedule so as to comply with the requirements established by Communication “A” 7106, partially postponing installments becoming due in December 2020 and March 2021, extending the final payment term to June 2023, including monthly amortizations as from January 2021 until January 2022, and keeping the amortizations in the initial schedule for June, September and December 2021, each of them equal to 20.00% of capital. In December 2020, 40% of the installment for such month was paid, complying with the regulations in force and the abovementioned amendment. Amongst others, the amendment involves a 200 basis points increase in the interest rates as from December 12, 2020.

The amendment of the Brigadier Lopez Loan contains a more restrictive covenant package than under the original loan, which includes a prohibition to make dividends payment during 2021 and a US$25.0 million maximum allowed for dividends payment in 2022. Moreover, a collateral agreement was signed, which includes the pledge on turbines of Brigadier López Thermal Station, a mortgage on the land in which such power station is located and a LVFDV passive collection collateral assignment.

FX Regulatory Restrictions 7106 were extended until December 31, 2021, by Communication “A” 7230. The installments under the Brigadier Lopez Loan due in June, September and December 2021 were under the scope of the provisions of such regulation. As a consequence, the Company signed a new amendment, which changed the amortization schedule, rescheduling 60.00% of installments, whose original maturity date operated in June, September and December 2021, and extending the loan’s final term up to January 2024. The schedule in force, which includes this amendment and the one dated December 22, 2020, foresees monthly amortizations until January 2022, one amortization in June 2023 for the amount of US$34,128 million and the last amortization in January 2024 for the amount of US$55.1 million. Moreover, the financial commitments and obligations undertaken in the first amendment remained unchanged.

This new amendment also implied a 125 basis points increase in the applicable interest rate as from June 12, 2021, and the dividend payment restriction was maintained until 2021, as well as the US$25.0 million limitation for 2022. During 2023, the maximum dividend payment allowed is US$20.0 million.

As of the date of this annual report, all payments provided in the amendments have been made.

As of December 31, 2022, the balance of the loan, amounts to US$89.9 million, approximately equivalent to Ps.15.9 billion net of transaction costs.

See “Item 3.D. Risk Factors-Risks Relating to Argentina-Exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business” and “ -Risks Relating to Our Business-We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations”.

Brigadier López Financial Trust

On June 14, 2019, we purchased the Brigadier López Plant from IEASA. As part of the deal, Central Puerto replaced IEASA as the trustor of the Brigadier López Financial Trust Agreement. The trustee of the Brigadier López Financial Trust Agreement is BICE Fideicomisos.

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

Loans from the IIC-IFC Facilities

CP La Castellana

On October 20, 2017, CP La Castellana entered into a common terms agreement with (i) the Inter-American Investment Corporation, (ii) the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, (iii) the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and (iv) the International Finance Corporation (collectively, the “senior lenders”) to provide loans for a total amount of up to US$100,050,000 (the “IIC-IFC Facility I”), from which US$5 million will accrue interest at an annual rate equal to LIBOR plus 3.50% and the rest at LIBOR plus 5.25%, and shall be repaid in 52 quarterly equal installments. Several other agreements and related documents, such as the guarantee and sponsor support agreement, where we will fully, unconditionally and irrevocably guarantee, as primary obligor, all payment obligations assumed and/or to be assumed by CP La Castellana until the project reaches the commercial operation date (the “Guarantee and Sponsor Support Agreement I”), hedge agreements, guarantee trust agreements, a share pledge agreement, an asset pledge agreement over the wind turbines, direct agreements and promissory notes have been executed.

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

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana as follows: (i) until the La Castellana project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70.00%) beneficial ownership of CP La Castellana; and (y) control of CP La Castellana; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95.00%) beneficial ownership of CP La Castellana; and (y) control of CP La Castellana. In addition, (ii) after La Castellana project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.10%) beneficial ownership of each of CP La Castellana and CP Renovables; and (y) control of each of CP La Castellana and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana.

On August 18, 2018, La Castellana I wind farm reached the commercial operation date.

On February 16, 2023, CP La Castellana met all the requirements and conditions required to achieve the project completion date, for which the Guarantee Agreement granted by CPSA was released. La Castellana “project completion date” is defined in the common terms agreement as the date in which the commercial operation date has occurred and certain other conditions have been met, which is expected to occur several months after the commercial operation date. For further information on La Castellana project see “Item 5.A. Operating Results-Factors Affecting Our Results of Operations-Expansion of Our Generating Capacity”. As of the date of this annual report, the IIC-IFC Facility disbursements have been fully received.

CP Achiras

On January 17, 2018, CP Achiras entered into a common terms agreement with (i) the Inter-American Investment Corporation, (ii) the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, (iii) the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and (iv) the International Finance Corporation (collectively, the “senior lenders”) to provide loans for a total amount of up to US$50,700,000 (the “IIC-IFC Facility II” and together with the IIC-IFC Facility I, the “IIC-IFC Facilities”). In accordance with the terms of the agreement entered into by CP Achiras, US$ 40.7 million accrue a fixed annual interest rate equal to 8.05%, and the rest accrue a 6.77% fixed annual interest rate. The loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019 Several other agreements and related documents, such as the guarantee and sponsor support agreement, where we will fully, unconditionally and irrevocably guarantee, as primary obligor, all payment obligations assumed and/or to be assumed by CP Achiras until the project reaches the commercial operation date (the “Guarantee and Sponsor Support Agreement II” and together with Guarantee and Sponsor Support Agreement I, the “Guarantor and Sponsor Support Agreements”), guarantee trust agreements, a share pledge agreement, a mortgage, an asset pledge agreement over the wind turbines, direct agreements and promissory notes have been executed.

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

On February 16, 2023, CP Achiras met all the requirements and conditions required to achieve the project completion date, for which the Guarantee Agreement granted by CPSA was released. The Achiras “project completion date” is defined in the common terms agreement as the date in which the commercial operation date has occurred and certain other conditions have been met, which is expected to occur several months after the commercial operation date. For further information on the Achiras project see “Item 5.A. Operating Results-Factors Affecting Our Results of Operations-Expansion of Our Generating Capacity”.

As of the date of this annual report, the IIC-IFC Facility disbursements have been fully received. Our loans under the IIC-IFC Facilities (see “Item 5.B.-Loans from the IIC-IFC Facilities”) contain customary covenants for facilities of this type, including: (i) certain limitations on consolidations, mergers and sales of assets; (ii) restrictions on incurring additional indebtedness; (iii) restrictions on paying dividends; (iv) limitations on making capital expenditures and (v) restrictions on the incurrence of liens. Certain events of default and covenants in the IIC-IFC Facilities are subject to certain thresholds and exceptions described in the agreements relating to the IIC-IFC Facilities. We do not expect these restrictions to have a material impact on our ability to meet our cash obligations. As of the date of this annual report, we are in compliance with all of our debt covenants.

As of December 31, 2022, the balance under the CP Achiras and CP La Castellana Loans from the IIC-IFC Facilities, was US$106.34 million, approximately equivalent to Ps.18.25 billion, net of transaction costs.

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

Pursuant to the terms of the agreement, the loan accrues interest at an annual rate equal to LIBOR plus 6.50% and amortizes quarterly in 55 installments from November 15, 2020.

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

Pursuant to the Guarantee Agreement, among other customary covenants for this type of facilities, Central Puerto has committed, until the project completion date, to maintain (i) a leverage ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, Central Puerto, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U. As of December 31, 2022, the Company has met the requirements described in (i) and (ii) above.

On November 22, 2019, Vientos La Genoveva S.A.U. received a disbursement of US$76.1 million for the total amount of the loan.

As of December 31, 2022, balance of this loan, was US$67.78 million, approximately equivalent to Ps. 11.53 billion, net of transaction costs.

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

On May 24, 2019, the loan was fully disbursed. As of December 31, 2022, the balance of this loan was US$7.6 million, approximately equivalent to Ps.1.3 billion, net of transaction costs.

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

Pursuant to the Collateral, among other obligations, Central Puerto has agreed, until the project termination date, to maintain a debt ratio of no more than 3.75:1.00. Moreover, Central Puerto, under certain conditions, agreed to make capital contributions to subsidiary Vientos La Genoveva II S.A.U. Moreover, Central Puerto has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over Vientos La Genoveva II S.A.U. As of September 3, 2021, Vientos La Genoveva II S.A.U. has fulfilled all the requirements and conditions to achieve the project’s completion date. As a result, the Collateral posted by the Company was released and CPSA is no longer subject to the obligations previously described.

On July 23, 2019, the loan was fully disbursed. As of December 31, 2022, the balance of this loan, was US$21.8 million, approximately equivalent to Ps3.8 billion, net of transaction costs.

CP Manque S.AU. and CP Los Olivos S.A.U. Program of Corporate Bond

On August 26, 2020, under Resolution No. RESFC-2020 - 20767 - APN.DIR#CNVM, the public offering of the Global Program for the Co-Issuance of Simple Corporate Bonds (not convertible into shares) by CP Manque S.A.U. and CP Los Olivos S.A.U. (both subsidiaries of CPR, and together the “Co-issuers”) for the amount of up to US$80,000,000 was authorized. By virtue of such program, the Co-Issuers may issue corporate bonds, of different class and/or series, that may qualify as social, green and sustainable marketable securities under the criteria established by CNV in that regard.

Within the framework of the mentioned program, dated September 2, 2020, Corporate Bonds Class I were issued for an amount of US$35,160,000 at a fix 0% interest rate expiring on September 2, 2023; and Corporate Bonds Class II were issued for 1,109,925 at a variable interest rate equivalent to BADLAR rate, plus an applicable margin of 0.97% expiring on September 2, 2021, which was fully cancelled on that date.

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

Cybersecurity

As of the date of this annual report, the Company has not suffered any material cybersecurity incidents. We have, and continue to implement several controls and procedures to avoid, reduce and mitigate the potential exposure to such risk including:

•	Certain controls on users regarding specific systems and apps that can potentially affect the company;
•	Training programs about risks related to technology and software and potential impact for all personnel of the company;
•	Periodic software and apps update issued by developers and software suppliers;
•	Security events monitoring to identify potential outbreaks or suspicious actions or non authorized actions;
•	Perimetral security and mechanisms like UTM Fortinet, VPN, MFA, antimalware among others;
•	Periodic security evaluations through vulnerability analysis and ethical hacking; and
•	Information and data access controlled by setting roles and access profiles.

For further information relating to risks relating to cybersecurity, see “Item 3.D.-Risk Factors-Risks relating to Our Business-A cyberattack, could adversely affect our business, balance sheet, results of operations and cash flow”.

Item 5.C Research and Development, patents and licenses, etc.

We do not have any significant policies or projects relating to research and development, and we own no patents or licenses.

Item 5.D Trend Information

The following discussion includes forward-looking statements based on our management’s current beliefs, expectations and estimations. Forward-looking statements involve inherent risks and uncertainties. Our future operating and financial performance may differ materially from these forward-looking statements, including due to many factors outside of our control. We do not undertake any obligation to update forward-looking statements in the event of changed circumstances or otherwise. For further information, see “Forward-Looking Statements” and “Item 3.D.-Risk Factors” in this annual report.

We expect that our operating and financial performance in the future will benefit from the increases we expect in our power generation capacity. We have been awarded three wind farm projects under the RenovAr Program (Achiras with 48 MW of awarded electric capacity, La Castellana with 99 MW of awarded electric capacity and La Genoveva I with 86.6 MW of awarded electric capacity) and two co-generation projects (San Lorenzo with an awarded electric capacity of 330 MW and 317 MW for the winter and summer, respectively, and Luján de Cuyo with an awarded electric capacity of 93 MW and 89 MW for the winter and summer, respectively). Two of our wind farms, Achiras and La Castellana, commenced their operations in September and August 2018, respectively, while La Genoveva I commenced its operation in November 2020. Additionally, on July 2019, September 2019, December 2019/January 2020/March 2020, and February 2020, the wind farms La Castellana II (developed by CPR Energy Solutions S.A.U.), La Genoveva II (developed by Vientos La Genoveva II S.A.U.), Manque (CP Manque S.A.U.), and Los Olivos (CP Los Olivos S.A.U.), respectively, reached their COD. As of the date of this annual report, we have already entered into long-term PPA contracts with private customers for 100.00% of the estimated energy generation capacity of our term market renewable energy projects developed under Resolution No. 281-E/17 regulatory framework. (see “Item 4.B. Business Overview-The Argentine Electric Power Sector-Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”).

Regarding cogeneration projects, Luján de Cuyo cogeneration project commenced its operations during October 2019. While on August 15 2021, the COD for the San Lorenzo cogeneration project was accomplished. On June 14, 2019, Central Puerto, in the context of a local and foreign public tender called by IEASA, which had been awarded to the Company, purchased the Brigadier López Plant which was transferred on that date. The Brigadier López Plant currently has a Siemens gas turbine of 280.5 MW. According to the tender specifications and conditions, it is expected to supplement the gas turbine with a boiler and a steam turbine to reach the closing of the combined cycle, which is expected to generate 420 MW in total. Pre-factibility works for the closing of the combined cycle were launched and are expected to be completed by during 2024.

The following new projects have their prices set in U.S. dollars, providing a protection against the depreciation of the Argentine currency: (a) plants under RenovAR regulatory framework, La Castellana I, Achiras, and La Genoveva I, (b), San Lorenzo and Luján de Cuyo plants under Resolution No. 287/17, and (c) the Brigadier López plant, have PPAs with CAMMESA. The steam sales from the units San Lorenzo and Luján de Cuyo under Resolution No. 287/17, have long term contracts with private offtakers. Furthermore, the PPAs under the MATER regulatory framework, La Castellana II, Manque, Los Olivos, and La Genoveva II, also have PPAs with private offtakers. Furthermore, several factors have affected our plans for the project currently under development, Brigadier López : (a) the effects of the outbreak of COVID-19, (b) the economic recession in Argentina, (c) the decrease in demand of electric energy, d) the lack of available financing, and e) the reduction in the prices of electric energy for power units under Spot Sales beginning in February 2020 (Resolution No. 440/21, among others). The same factors have affected, and may continue to affect, the possibility of new expansion projects and opportunities, for which the company had purchased one General Electric gas turbine with a capacity of 373 MW and 130 hectares of land in the north of the Province of Buenos Aires. See “Item 5.A Operating Results-Factors Affecting our Results from Operations-Expansion of Our Generating Capacity”. Regarding the GE gas turbine, it is uncertain whether there will be new projects or other prospects that would enable us to use the GE gas turbine. We have recorded a charge for the impairment of the GE gas turbine in the consolidated income statement for the year ended December 31, 2020. For more information, see Note 2.2.8 to our audited consolidated financial statements and “Item 5.A. Operating Results-Critical Accounting Policies-Impairment of Property, Plant and Equipment.  In terms of energy tariffs, the Argentine Government has announced that it will keep the energy tariffs without significant changes. We believe that the possibility to see changes in these tariffs in order to cut off subsidies and narrow the gap between the whole price of generating electric energy and the price paid by the demand after that date is highly dependent on the outcome of the COVID-19 pandemic crisis, and the path of the recovery of economic activity.

In February 2020, Spot Sales tariffs were reduced significantly by Resolution No. 31/20 compared to the tariffs in effect at the beginning of the year, and prices for this segment were set in Argentine pesos. Although Resolution No. 31/20 included a monthly update mechanism taking into account a mix between CPI and WPI, on April 8, 2020, the Secretariat of Energy instructed CAMMESA to postpone until further notice the application of Annex VI, related to the price update mechanism described under “Item 4.B. Business Overview-The Argentine Electric Power Sector-Remuneration Scheme-The Current Remuneration Scheme”.  In May 2021, Resolution No. 440/21 was issued amending Resolution No. 31/20 and increasing prices for generators retroactively since February 2021, among other modifications. Additionally, amendments were issued in April 2022 (Resolution No. 238/22) with retroactive price adjustments since February 2022, and December 2022 (Resolution No. 826/22), further increasing prices for generators retroactively since September 2022. Resolution No. 826/22 and Resolution No. 59/23 constitute the current framework for the Spot Sales., The fuel required to produce the energy we generate is supplied by CAMMESA free of charge, and the price we receive as generators, for sales not made under term contracts, is determined by Resolution SEE No. 826/22 without accounting for the fuel CAMMESA supplies.

The changes made to the Spot Sales Regulatory Framework may help the Argentine Government’s fiscal deficit reduction, since it may reduce the subsidies needed for the sector. We have no control over these tariffs and cannot assure that the Argentine Government will restore term market sales under contracts for conventional energy. See “Item 3.D. Risk Factors-Risks Relating to the Electric Power Sector in Argentina-The Argentine Government has intervened in the electric power sector in the past and is likely to continue intervening” and “Item 3.D.-Risk Factors-Risks Relating to Our Business-Our results depend largely on the compensation established by the Secretariat of Electric Energy and received from CAMMESA”.

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

Additionally, our steam production, which was affected by the La Plata Plant Sale, was affected by San Lorenzo COD delays, originally scheduled for September 2020 but started operations on August 15 2021. This was partially offset with the steam production from our Luján de Cuyo plant which started operations in October 2019.

The concession for our hydro plant expires in December 2023 and we believe that we are well-positioned to achieve the extension of this concession. However, since the HPDA Concession Agreement does not contain a clause for an automatic renewal, we cannot assure you that we will achieve the extension of the concession or be awarded with a new concession, for our operation of the Piedra del Águila plant (“Item 3.D.-Risk Factors-Risks Relating to Our Business-The non-renewal or early termination of the HPDA Concession Agreement would adversely affect our results of operations”).

Regarding the collections from CAMMESA, from September 2016 to November 2017 CAMMESA has paid without delays, and since then, there were periods in which CAMMESA experienced certain delays in paying up to 90 days (for further information on the duration of these delays see “Item 11. Quantitative and Qualitative Disclosures about Market Risk-Credit Risk”). For these delays, we are entitled to receive interests from CAMMESA. Payments related to PPAs under the Renovar Regulatory Framework have not suffered delays. CAMMESA may once again be unable to make payments to generators both in respect of energy dispatched and generation capacity availability on a timely basis or in full, which may substantially and adversely affect our financial position and the results of our operations.

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

In terms of our main costs, on November 7, 2018, pursuant to Resolution SEE No. 70/18, the Argentine Government authorized generators to purchase their own fuel for assets under the Spot Sales Regulatory framework. However, prior commitments assumed by generators with CAMMESA for energy supply contracts are not altered by this new regulation. If generation companies opted to take this option, CAMMESSA will value and pay the generators their respective fuel costs in accordance with the Variable Costs of Production (CVP) declared by each generator to CAMMESA.

In accordance to Resolution SEE No. 70/18, in November 2018, we started purchasing fuel for our Luján de Cuyo combined cycle, and in December 2018, for all our thermal units. During 2019 we were able to obtain a positive gross margin on these fuel purchases since we were able to benefit from better fuel prices than the reference pass-through values provided by CAMMESA, given our scale as one of the largest private sector power companies in Argentina, as measured by generated power, according to data from CAMMESA, and the diverse and strategic location of our power sector assets (see “Item 4.A. History and development of the Company-Our Competitive Strengths”).

On December 27, 2019, the Ministry of Productive Development issued Resolution MDP No. 12/2019, repealing Resolution SGE No. 70/2018 and restoring Art. 8 of Resolution SE No. 95/2013. Beginning January 2020, CAMMESA became the only fuel supplier for generation companies, except for (i) thermal units that had prior commitments with CAMMESA for energy supply contracts with their own fuel management and (ii) thermal units under the Energía Plus regulatory framework, authorized under Resolution SE No.1281/05 to supply energy to large private users.

We also assume an increase in our number of employees related to our new projects, but we believe that salaries will remain in line with current levels. We cannot assure you that our operating or other costs will not increase at higher rates. See “Item 3.D. Risk Factors-Risks Relating to Argentina-Government measures, as well as pressure from labor unions, could require salary increases or added benefits, all of which could increase companies’ operating costs,” “Item 3.D.-Risk Factors Relating to Our Business-We could be affected by material actions taken by the trade unions,” “Item 3.D.-Risk Factors-Risks Relating to the Electric Power Sector in Argentina-We operate in a heavily regulated sector that imposes significant costs on our business, and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations” and “Item 3.D.-Risk Factors-Risks Relating to Our Business-Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, liquid fuel”.

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

According to our bylaws, our Board of Directors must be composed of 9 directors for three-year periods and its composition shall be renewed by one-third of the members. Our shareholders may also appoint an equal or lesser number of alternate directors. As of the date of this annual report, and until the shareholders meeting approving our financial statements for the fiscal year ended December 31, 2022, is held, our Board of Directors is composed of 11 directors and 11 alternate directors.  All of our directors reside in Argentina.

In the above mentioned shareholders meeting, the appointment of the members of our Board of Directors will proceed in such a way that it is integrated in accordance with article 17 of our bylaws and the directors will be appointed with differentiated terms of office.  Directors and their alternates are appointed for a term of one year by our shareholders during our annual shareholders’ meetings. Directors may be reelected. Shareholders are entitled to elect up to one-third of the vacant seats by cumulative voting pursuant to Section 263 of the Argentine Corporate Law. Pursuant to Section 257 of the Argentine Corporate Law, the directors maintain their positions until the following annual ordinary shareholders’ meeting where directors are appointed.

The latest election relating to our Board of Directors took place at the ordinary shareholders’ meeting held on April 29, 2022, and the latest version of our bylaws was approved on December 29, 2022. See “Item 10.B. Memorandum and articles of association-Statutory Provisions concerning our Board of Directors”.

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

The following table sets forth the current composition of our Board of Directors:

Name	Title	Date of first appointment to the board	Date of expiration of current term	Date of birth
Miguel Dodero	Chairman of the Board	September 21, 2015	December 31, 2022	February 16, 1955
Guillermo Rafael Pons*	Director	April 30, 2020	December 31, 2022	September 22, 1964
Martina Blanco	Director	April 29, 2022	December 31, 2022	October 18, 1987
José Luis Morea*	Director	April 30, 2019	December 31, 2022	October 19, 1954
Martin Lhez*	Director	April 29, 2022	December 31, 2022	April 21, 1968
Diego Gustavo Petracchi	Director	April 27, 2018	December 31, 2022	July 17, 1972
Ignacio Villamil	Director	April 29, 2022	December 31, 2022	July 18, 1954
Tomás José White*	Director	April 27, 2018	December 31, 2022	May 18, 1957
Mario Elizalde*	Director	July 11, 2007	December 31, 2022	July 26, 1954
Jorge Eduardo Villegas*	Director	April 28, 2017	December 31, 2022	January 9, 1949
Marcelo Atilio Suvá	Director	July 22, 2008	December 31, 2022	July 27, 1948
Oscar Luis Gosio*	Alternate Director	July 11, 2007	December 31, 2022	August 17, 1954
Ramon Nazareno Ulloa*	Alternate Director	April 29, 2022	December 31, 2022	August 13, 1960
Justo Pedro Sáenz	Alternate Director	April 10, 2008	December 31, 2022	May 2, 1958
Adrián Gustavo Salvatore	Alternate Director	April 27, 2018	December 31, 2022	April 26, 1967
Javier Alejandro Torre	Alternate Director	April 27, 2018	December 31, 2022	April 19, 1967
Rubén Omar López	Alternate Director	April 27, 2018	December 31, 2022	April 17, 1964
José Manuel Pazos	Alternate Director	September 21, 2015	December 31, 2022	September 14, 1971
José Manuel Ortiz*	Alternate Director	April 29, 2022	December 31, 2022	August 6, 1960
Gabriel Enrique Ranucci*	Alternate Director	April 30, 2020	December 31, 2022	April 7, 1974
Alberto Francisco Minnici	Alternate Director	April 29, 2022	December 31, 2022	April 15, 1965
Alejo Villegas*	Alternate Director	April 30, 2021	December 31, 2022	February 16, 1980

____________

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

Guillermo Rafael Pons hold a degree in Accounting from the National University of Comahue, completed a master’s in Business Administration at the International Business School, and has a postgraduate degree in Comprehensive Risk Management at the University of San Andres. He served as Secretary of Finance of the Municipality of Neuquén and was Director General of Administration of the Ministry of Government and Justice of Neuquén and Administrative Manager of the Executing Unit of External Financing, in the Province of Neuquén. He was hired as a Consultant by the Superintendency of Economic Management of the Province of Rio Negro, by the IDB, Aguas Rionegrinas, Legislature of Rio Negro, UNDP, and was an Accounting Advisor at Banco Provincia del Neuquén S.A. He was Director of the Pension Fund for Professionals in Economic Sciences and Vice President of the College of Accountants of Cipolletti, both in the Province of Rio Negro. He joined Banco Provincia del Neuquén S.A. in 2012, as Assigned to the General Management, and in 2013 he was appointed Deputy General Manager of Risk Management and Regulatory Compliance. On December 10, 2019, he was appointed Minister of Economy and Infrastructure of the Province of Neuquén.

Martina Blanco holds a degree in Business Administration and a postgraduate degree in Marketing from the Universidad Católica Argentina. She has worked as marketing manager in the food industry for 10 years and currently serves as a creative strategist at a digital agency.

José Luis Morea holds a degree in Political Science from the Universidad Católica Argentina. He completed postgraduate studies in SME Management at IAE. Between 1980 and 1990 he held executive positions in communication companies, mainly in Editorial Atlántida and Videomega. From 1990 to 1995 he served as Executive Director in San Ciriaco, with operations in the agricultural sector, and later as General Manager of Espro S.A., a company dedicated to the production and export of agriculture products. From 1999 to 2001 he became General Manager of Tecnovital S.A., a fruit export company. In 2001, he founded North Bay Argentina S.A., a company in which he serves as Chairman and General Manager. North Bay S.A. has become one of the main blueberry exporters and producers in Argentina. Together with other partners, he created Servifrío Ezeiza SA, a logistics and cold storage company in which he serves as Director. He is also Director of North Bay Peru S.A. and of North Bay Produce Inc. in the United States. He served in this group until 2013. In 2014 he joins La Gloriosa SA as Blueberries Project Manager, developing a high-tech enterprise in Virasoro, Corrientes, until December 2018. Between 2016 and 2018 he served as Director of Transportadora de Gas Cuyana. He has been a member of our Board of Directors since 2019. Since 2020, he has been a consultor in projects and high-tech agricultural developments for Adblick Hidroponia S.A. and Club Agtech S.A. and as Project Leader in Vegetable Proteins.

Martin Lhez holds a degree in Architecture from the Universidad de Buenos Aires. He is an independent contractor with more than 25 years of experience in the architecture and construction sector. He is currently a partner at Brick Studio Buenos Aires, architecture and design.

Diego Gustavo Petracchi holds a degree in Economics from the Universidad Católica Argentina and a master’s degree in Science of Management (Sloan Program) from Stanford University. He is the founder and currently serves as Chief Executive Officer of Yugen S.A. (We Care), a premium Senior Living company. From 2006 to 2015, he was a director of NDM Holding (Valle de las Leñas S.A.), a Company engaged in tourism, real state and agribusiness. He has also served as a director of Nieves de Mendoza S.A., Santa Rosa del Monte S.A., Rio Lobo S.A., Valles Mendocinos S.A. In addition, from 1995 to 2006, he worked in different positions, including Vice President, in Prefinex S.A., a company that provides financial advisory services.

Ignacio Villamil holds a degree in Business Administration from the Universidad Católica Argentina and an MBA with focus in Finance from the Wharton School of Business, University of Pennsylvania. He is a member of Central Puerto SA’s Board of Directors and a member of Distribuidora de Gas del Centro S.A.’s Board of Directors; and holds an executive position at Central Vuelta de Obligado S.A. He has more than twenty years of experience in banking holding positions in Investment Banking at Citibank N.A. and at Merrill Lynch, where he participated in multiple M&A and Capital Markets transactions.

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

Mario Elizalde is an Agricultural Production Engineer, graduated from the Argentine Catholic University, holds a Master of Science degree from Texas A&M University and in 2018 graduated as a Secondary and University Professor at the Austral University. Between 1995 and 1999, Mr. Elizalde served as General Manager of Call Center S.A., a Citicorp Equity Investments (CEI) Value Added Telecommunications Services company. From 1982 to 2010, he was Manager and Agricultural Advisor of Sociedad Lanz, for the Administration of Agribusiness in the provinces of Buenos Aires and La Pampa. In addition, from 2000 to 2007, he served as Executive Director of Telinver S.A., a Telefónica Group company. Subsequently and after the merger by absorption of Telinver S.A in 2008, he served as Executive Director and Property Manager of the company’s operations in Chile, Peru and Argentina until 2015. From July 2007 to September 2015, he held the position of Director of Central Puerto S.A, as well as Member of the Audit Committee and President of the same during the years 2012 and 2013. During 2017 and 2018 he was Alternate Director of Compañías Central Puerto S.A and Distribuidora de Gas Cuyana. Since 2019 he has been teaching History of Economic Thought classes at the Faculty of Business Sciences of the Austral University. As of May 2022, he is the Independent Principal Director of Central Puerto S.A.

Jorge Eduardo Villegas holds a degree in law from the Universidad de Buenos Aires. Since his graduation, he has worked as a lawyer in the private sector, independently through his own law firm, Estudio Jorge Villegas & Asociados. Mr. Villegas also currently serves as the chairman of Agropecuaria Los Potros S.A.

Marcelo Suvá holds a degree in Economics from the Universidad Católica Argentina. He has served as alternate director of our Board of Directors since 2008. Since 2020 he serves as vice president of CPSA. He was shareholder of Coinvest SA, a private equity company, as well as of MBA Banco de Inversiones S.A. (currently known as Lazard Argentina SA), a leading Argentine investment bank, where he was also member of its Board of Directors and took part in various M&A transactions. He also served as Director of HNQ. Distrilec Inversora S.A. He also serves as director of Distrilec Inversora S.A and alternate Director of IGCE SA, DGCU SA, DGCE SA and RPS Consultores S.A. He currently serves as chairman of the Governing Board at Universidad Austral.

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

Ramon Ulloa is an engineer graduated from the Universidad Tecnológica Nacional Argentina, with an MBA from the Instituto de Altos Estudios Empresariales (IAE). He is also an insurance producer registered in the National Superintendence of Insurance -Mat 47.816. He is a businessman, Vice President of La Suerte Rural SA, an agricultural and livestock company and partner of Triptico 2021 SRL, a company dedicated to real estate projects. He is also a founding partner of Xtreme RU Broker de seguros SRL. He is an insurance advisor, with more than 40 years of experience in the market, where he has worked in insurance companies as well as in international insurance brokers. He is currently working with Aon Broker as a business advisor.

Justo Pedro Sáenz completed the “Advanced Management Program” at The Wharton School, University of Pennsylvania in the United States. He has served as alternate director of our Board of Directors since 2008. From 2007 to 2016, he served as administration and human resources manager of Central Puerto, and since 2016 he serves as administration manager of Central Puerto. From 2005 to 2007, he worked at Cima Investments in the new business area. From 2003 to 2005, he served as Chief Financial Officer of Banco de Servicios y Transacciones S.A. In 2002, he co-founded Idun Inversiones S.A. From 2000 to 2001, he held the position of partner and finance manager of Softbank Latin America Ventures, Venture Capital Fund. From 1984 to 2000, he worked at Merchant Bankers Asociados, MBA Banco de Inversiones and MBA Sociedad de Bolsa. He has been a partner of Merchant Bankers Asociados since 1992, which was affiliated with Salomon Brothers and the investment company of Nicholas Brady, former U.S. Secretary of Treasury. In addition, he currently serves as a director of CP Manque S.A.U., CP Los Olivos S.A.U, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U., and as an alternate director of Central Puerto S.A., IGCE and DGCU.

Adrián Gustavo Salvatore holds a degree in law from the Universidad de Buenos Aires and an MBA in a joint degree from the Universidad del Salvador (Argentina) and the Universidad de Deusto (Spain). From 1993 to 1997 he worked at the legal and regulatory department of ESEBA, where he was in charge of the process of privatizing the company. From 1997 to 2003, he worked as legal manager at COMESA, Comercializadora de Energía, and in 2003 he joined the law firm Bruchou, Fernández Madero, Lombardi & Mitrani, as part of their regulatory and public services department. He has worked in the regulatory department of Central Puerto since 2008, and he currently serves as Institutional Relations Director. He also serves as a director in CP Los Olivos S.A.U., CP Achiras S.A.U, Vientos La Genoveva S.A.U, Vientos La Genoveva II S.A.U., CP La Castellana S.A.U., CP Patagones S.A.U., Proener, Central Vuelta de Obligado S.A and Termoeléctrica José de San Martín S.A. and as alternate director of CP Renovables, Central Puerto S.A., Termoeléctrica Manuel Belgrano S.A., Inversora de Gas del Centro S.A., Distribuidora de Gas Cuyana S.A. and Distribuidora de Gas del Centro S.A.

Javier Alejandro Torre holds a degree in Human Resources from the University of Buenos Aires and a master’s in Business Administration from the University of Buenos Aires. From 2011 to 2016, he was human resources manager of Argentine operations in LyondellBasell. He has been our human resources manager since 2016. He previously worked at ExxonMobil for almost 20 years, where he held different positions in the commercial and human resources areas.

Rubén Omar López holds a degree in Electrical Engineering from the Universidad Tecnológica Nacional. He also holds a postgraduate degree in Business Management from Universidad de Buenos Aires. From 2013 to 2019, he was our planning and regulation manager, from 2019 to April 2020 he was our Strategic Planning Director. Since April 2020, he is our Renewable Energy Manager. He has more than 30 years of experience in the utilities sector, where he has held different positions both in technical and commercial areas. In addition, he currently serves as alternate director of EDESUR S.A. and director of Distrilec Inversora S.A and Central Puerto S.A. He currently serves as Chairman of: CP Achiras S.A.U., CP La Castellana S.A.U., CPR Energy Solutions S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., CP Manque S.A.U. and CP Los Olivos S.A.U., In addition, he has been a director in Compañía Administradora del Mercado Mayorista Eléctrico (CAMMESA) since 2015 to August 2019.

José Manuel Pazos holds a degree in law from the Universidad Católica Argentina. He also holds a postgraduate degree in Utilities’ Economic Regulation from the Universidad Austral. He has served as General Counsel, Head of Legal Area and alternate director of our Board of Directors since 2015. From 1997 to 2002, he served as lawyer of the Argentine Secretariat of Energy and Emprendimientos Binacionales S.A. (EBISA), and, from 2003 to 2014, he worked for the law firm, Bruchou, Fernández Madero & Lombardi. Between 2007 and 2008, he worked for Simpson Thacher & Bartlett LLP in New York. Currently he serves as director of CP Manque S.A.U and alternate director of Central Puerto S.A., Distrilec Inversora S.A., CP Renovables S.A., CP Achiras S.A.U., CPR Energy Solutions S.A.U., CP La Castellana S.A.U., CP Patagones S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., CP Manques S.A.U. and CP Los Olivos S.A.U.

José Manuel Ortiz holds a degree in Industrial Engineering from Universidad Católica Argentina and holds a Master of Business Administration from the University of Michigan at Ann Arbor. Mr. Ortiz is a co-founder of Cono Sur Capital, a private equity firm with investments in transportation and logistics in Uruguay and in the pharmaceutical sector in Argentina. Since 2016 he serves as Principal of Cono Sur Inversiones, a commercial bank regulated by Argentina’s CNV.  In 2000, he co-founded Coinvest Argentina, a private equity firm that invested in power distribution and generation, consumer retail, and telecommunication companies. From mid-1992, soon after its incorporation, and until December 1999, Mr. Ortiz acted as Managing Director of The Exxel Group. At Exxel, he had responsibility of analyzing, negotiating and closing acquisitions in diverse business sectors, as well as monitoring investments, including the design and execution of roll-up strategies. From 1984 to 1992, Mr. Ortiz held operations, planning and financial management positions, including the development and subsequent negotiation of steel supply, logistics and transportation agreements with U.S., European and Brazilian companies, for the Techint Group, one of the largest corporations in Argentina.

Gabriel Enrique Ranucci holds a Law degree from the University of Belgrano in 1999. Since 2001 he joined as Legal Advisor of the Subsecretariat of Public Revenues of the Province of Neuquén, until 2012. From 2012 to 2015 he was appointed Director General of Legal of the Provincial Directorate of Revenues of the Province of Neuquén. From 2015 to 2017 he was appointed Provincial Director of Legal Affairs and Concessions dependent on the Subsecretariat of Public Revenues of the Province of Neuquén. From December 10, 2017, to the present, he has been appointed as Administrative Technical Coordinator of the Ministry of Energy and Natural Resources of the Province of Neuquén.

Alberto Francisco Minnici holds a degree in Electrical Engineering from the Universidad Tecnológica Nacional - Regional Avellaneda. He served in different positions at Central Puerto since 1992 such as assistant shift manager, shift manager and operations manager. He currently serves as production manager at Central Puerto.

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

Family Relationships

Mr. Juan Antonio Nicholson is the father of Lucas Nicholson, and serve as Syndic and Alternate Syndic, respectively, on our Supervisory Committee

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

Section 271 of the Argentine Corporate Law allows directors to enter into agreements with the company that relate to such director’s activity and under arms’ length conditions. Agreements that do not satisfy any of the foregoing conditions must have prior approval of the board of directors (or the Supervisory Committee in the absence of board quorum) and must be notified to the shareholders at a shareholders’ meeting. If the shareholders reject the agreement, the directors or the members of the supervisory committee, as the case may be, shall be jointly and severally liable for any damages to the company that may result from such agreement. Agreements that do not satisfy the conditions described above and are rejected by the shareholders are null and void, without prejudice to the liability of the directors or members of the Supervisory Committee for any damages to the company.

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

Independence Criteria of Directors

In accordance with the provisions of Section 4, Chapter I, Title XII “Transparencia en el Ámbito de la Oferta Pública” and Section 11, Chapter III, Title II “Órganos de Administración y Fiscalización, Auditoría Externa” of the CNV rules, we are required to report to the shareholders’ meeting, prior to vote the appointment of any director, the status of such director as either “independent” or “non-independent”. At present José Luis Morea, Tomas José White, Jorge Eduardo Villegas, Oscar Luis Gosio, Guillermo Rafael Pons, Alejo Villegas, Martín Lhez, Mario Elizalde, José Manuel Ortiz, Ramón Nazareno Ulloa and Gabriel Enrique Ranucci are independent members of our Board of Directors according to the criteria established by the CNV, which may differ from the independence criteria of the NYSE and NASDAQ. See “Item 6. -Audit Committee” for further details about independence requirements of the members of our Audit Committee at the time of the offering.

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

Fernando Roberto Bonnet holds a degree in Accounting from the Universidad Nacional de Buenos Aires. In addition, from 2009 to 2010, he completed a graduate level course in Executive Business Administration by the IAE Business School, Universidad Austral. Since April 1, 2021, he serves as the Chief Executive Officer of the Company, having served from March 2020 to March 202 as the Company’s Chief Operating Officer, from 2010 to March 2020, as the Company’s Chief Financial Officer and from 2008 to 2010 as the Company’s tax manager. Previously he also served as tax manager of Ernst & Young Argentina. Mr. Bonnet currently serves as vice-chairman of Proener S.A.U., alternate director of CP Achiras S.A.U., CPR Energy Solutions S.A.U., CP La Castellana S.A.U., CP Patagones S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., CP Manques S.A.U. and CP Los Olivos S.A.U.

Enrique Terraneo holds a degree in Accounting from the Universidad Nacional de Buenos Aires. In addition, from 2009 to 2010, he completed a graduate level course in Executive Business Administration in IAE Business School, Universidad Austral. Since April 2021, he serves as Chief Financial Officer of the Company. Previously, he served as new business manager in Lartirigoyen y Cia. From 2019 to 2020, he served as CFO of Banco de Inversion y Comercio Exterior. Between 2006 and 2019, he served as finance manager of the Company. Previously he also served as audit manager of Ernst & Young Argentina.

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

Leonardo Marinaro holds a degree in law from the Universidad Católica Argentina. He has been our legal affairs manager since 2007. Mr. Marinaro has served as director of LPC, CTM and Edesur S.A. He is currently a director of CP Renovables S.A., Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U., and alternate director of Proener S.A.U., Central Vuelta de Obligado S.A., TMB, TJSM, Distrilec Inversora S.A., DGCE, IGCE, and Energía Sudamericana S.A.

Martín Fernández Barbiero holds a degree in Accounting from the Universidad Nacional de Buenos Aires and a master’s degree in Business Administration (MBA) from Universidad de San Andrés. He also completed an international certification program in Compliance from the Universidad Austral (IAE). He has served as Internal Auditor Manager of Central Puerto since 2008 and since 2018, he was also appointed as Compliance Officer.  Before Central Puerto he worked for CMS Energy as Internal Auditor Manager and SOX Compliance Manager among other positions between 1999 and 2007.

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

For the biography of Mr. Justo Pedro Sáenz, José Manuel Pazos, Rubén Omar López, Javier Alejandro Torre and Adrián Salvatore see “Item 6. -Board of Directors”.

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

During the annual ordinary shareholders’ meeting convened for April 28, 2023, the shareholders will consider the approval of the directors’ fees that amounted to a total of Ps.49,324,000.00 for services rendered in 2022. As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

Compensation of our Senior Officers

In 2022, our management received compensation and fees totaling Ps.408.0 million (in nominal values), of which Ps.83 million consisted of an annual bonus. The annual bonus to management is normally between three and four times their salaries and is based on certain performance thresholds related to the amount of work performed and the importance of such work to our business. We also compensate directors who perform managerial, technical and administrative functions for their roles both as directors and as executive officers.

Compensation of our Supervisory Committee

During the annual ordinary shareholders’ meeting convened for April 28, 2023, the shareholders will consider the approval of the Supervisory Committee’s fees of Ps.2,500,000.00 (in nominal terms) for services rendered in 2022.

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

On April 16, 2017, CNV issued Resolution No. 730/2018, which modified the criteria and requirements applicable for directors of companies admitted to the public offering regime of its shares. The main changes introduced by Resolution No. 730/2018 are as follows:

•	Independent directors will cease to be independent after 10 years of holding a position of director but will be eligible to return to their independent status three years after leaving office.
•	The threshold constituting a “significant participation” has been reduced from a 15% holding of capital stock to a 5.00% holding of capital stock.

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

It is necessary to comply with all the conditions of independence set forth above for at least three years before the appointment. Our Audit Committee is composed of three members designated by our Board of Directors. Mr. Mario Elizalde, Mr. José Luis Morea and Mr. Tomas White are independent under Rule 10A-3 of the Exchange Act (“Rule 10A-3”) and applicable NYSE standards, which are different from the general test for independence of board and committee members. Our board of directors has determined that Mr. Tomas White qualifies as a financial expert within the meaning of the rules adopted by the Commission relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.

Independence Requirements under Commission Rule 10-A3

Pursuant to NYSE Rule 303A.06, we are required to have an audit committee that complies with Rule 10-A3. Under rule 10-A3, we are required to comply with certain independent standards. Each member of the audit committee must be independent and a member of the board of directors. Pursuant to Rule 10-A3, in order to be considered “independent,” a member of an audit committee of a listed issuer may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

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

The following chart shows the members of our Audit Committee according to the resolution passed at the Board of Directors’ meeting held on April 28, 2022:

Name	Title	Date of first appointment to position	Date of birth	Status(1)
Tomás José White	Member	May 14, 2018	May 18, 1957	Independent
Jorge Eduardo Villegas	Alternate Member	May 11, 2017	January 9, 1949	Independent
José Luis Morea	Chairman	May 13, 2019	October 19, 1954	Independent
Mario Elizalde	Director	July 11,2007	July 26, 1954	Independent
Oscar Luis Gosio	Alternate Member	July 12, 2007	August 17, 1954	Independent

____________

(1) Status based on rules of the CNV and the Commission.

For the biographies of the members of our Audit Committee, see “Item 6. -Board of Directors”.

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and are vested with the powers set forth by the Argentine Corporate Law and other applicable legal provisions. Any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expired on December 31, 2022, the election of the new members will be held on April 28, 2023.

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

Name	Office	Date of first appointment to position	Profession	Date of birth
Carlos C. Adolfo Halladjian	Syndic	April 16, 2013	Public Accountant	March 8, 1977
Eduardo Antonio Erosa	Syndic	April 16, 2013	Public Accountant	October 6, 1958
Juan Antonio Nicholson	Syndic	April 27, 2018	Lawyer	July 21, 1947

Cristina Margarita De Giorgio	Alternate Syndic	April 30, 2021	Public Accountant	March 7, 1961
Carlos Adolfo Zlotnitzky	Alternate Syndic	September 21, 2015	Public Accountant	April 4, 1981
Lucas Nicholson	Alternate Syndic	April 27, 2018	Lawyer	October 9, 1985

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

.Eduardo Antonio Erosa holds a degree in Accounting from the Universidad Católica Argentina in 1985. He has served as a syndic of our Supervisory Committee since 2013. He currently is President of the Board of Directors of Compañía Argentina de Navegación de Ultramar S.A. In addition, he is an alternate syndic of LE Capital S.R.L

Juan Antonio Nicholson holds a degree in law from the Universidad de Buenos Aires, where he also was adjunct professor of Commercial Law. He is partner at the law firm Nicholson y Cano Abogados. He served as a director and syndic of several companies. Since 2005 he has been a syndic of HSBC Bank Argentina. He is also president of el Tunalito S.A. Since 2018 he serves as a member of our Supervisory Committee

Cristina Margarita De Giorgio holds a degree in Accounting from the Universidad Católica Argentina in 1985. She also holds postgraduate degrees in Management of Small and Medium Enterprises, Ontological Coaching, Human Resources and Leadership from Universidad Católica Argentina, Universidad de Belgrano, Universidad del Salvador and IAE, respectively. She worked as Head of Accounting in a private firm, and from 1983 to 1988 she worked at Balzarotti and Associates Studio (Touch Ross International) Small and Medium Enterprises Subdivision. From 1985 to 2005 she served as Professor of Accounting I and II at Universidad Católica Argentina, and, from 1985 to 1990, as Professor of Ethics at Universidad Católica Argentina.

Carlos Adolfo Zlotnitzky holds a degree in Accounting from the Universidad de Buenos Aires. He has served as an alternate syndic of our Supervisory Committee since 2015. He works as an independent accountant and tax and accounting advisor for both legal entities and individuals. He currently serves as alternate syndic of DGCE, DGCU, IGCE, ESSA, CP Manque S.A.U. and CP Los Olivos S.A.U.

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

Item 6.D Employees

We had 865 employees as of December 31, 2022, 861 employees as of December 31, 2021, and 885 employees as of December 31, 2020. The following table breaks down the number of our employees and their affiliation with unions for the periods indicated:

Year	Union	Puerto Complex	La Plata	Luján de Cuyo	Piedra del Águila	Brigadier López	San Lorenzo	CP Renovables	CP La Castellana	CP Achiras	VientosLa Genoveva	Manque	CVOSA

2018	Subtotal outside CBA	116	-	11	4	-	-	1	5	5	-	-	38

	APJAE	-	-	-	-	-	-	-	-	-	-	-	6
	APSEE	100	-	-	-	-	-	-	-	-	-	-	-
	LYF	336	-	-	-	-	-	-	-	-	-	-	-
	FATLYF	-	-	83	43	-	-	-	-	-	-	-	34
	APUAYE	-	-	16	5	-	-	-	-	-	-	-	-
	Subtotal under CBA	436	-	99	48	-	-	1	5	5	-	-	40
	Total	552	-	110	52	-	-	1	5	5	-	-	78

2019	Subtotal outside CBA	119	-	9	4	0	11	1	6	4	-	-	31
						-	6				-
	APJAE	-	-	-	-	-	-	-	-	-	-	-	6
	APSEE	91	-	-	-	-	-	-	-	-	-	-	-
	LYF	327	-	-	-	-	-	-	-	-	-	-	-
	FATLYF	-	-	81	41	71	21	-	-	-	-	-	34
	APUAYE	-	-	16	5	-	2	-	-	-	-	-	8
	Subtotal under CBA	418	-	97	46	71	29	0	0	0	-	-	48
	Total	537	-	106	50	71	40	1	6	4	-	-	79

2020	Subtotal outside CBA	107	-	9	4	-	16	-	6	4	1	-	31

	APJAE	-	-	-	-	-	6	-	-	-	-	-	6
	APSEE	92	-	-	-	-	-	-	-	-	-	-	-
	LYF	322	-	-	-	-	-	-	-	-	-	-	-
	FATLYF	-	-	80	43	71	21	-	-	-	-	-	34
	APUAYE	-	-	16	5	-	2	-	-	-	-	-	8
	Subtotal under CBA	414	-	96	48	71	29	-	-	-	-	-	48
	Total	521	-	105	52	71	45	-	6	4	1	-	79

2021	Subtotal outside CBA	116	-	9	4	1	11	-	1	1	1	2	31

	APJAE	-	-	-	-	-	6	-	-	-	-	-	6
	APSEE	89	-	-	-	-	-	-	-	-	-	-	-
	LYF	302	-	-	-	-	-	-	-	-	-	-	-
	FATLYF	-	-	82	43	67	25	-	-	-	-	-	34
	APUAYE	-	-	16	5	-	2	-	-	-	-	-	7
	Subtotal under CBA	391	-	98	48	67	33	-	-	-	-	-	47
	Total	507	-	107	52	68	44	-	1	1	1	2	78

2022	Subtotal outside CBA	136	-	8	5	5	7	-	1	1	1	1	34

	APJAE	-	-	-	-	-	6	-	-	-	-	-	6
	APSEE	89	-	-	-	-	-	-	-	-	-	-	-
	LYF	286	-	-	-	-	-	-	-	-	-	-	-
	FATLYF	-	-	80	38	67	25	-	-	-	-	-	35
	APUAYE	-	-	16	5	-	3	-	-	-	-	-	10
	Subtotal under CBA	375	-	96	43	67	34	-	-	-	-	-	51
	Total	511	-	104	48	72	41	-	1	1	1	1	85

Note: APSEE: Asociación del Personal Superior de Empresas de Energía.

LYF: Luz y Fuerza.

FATLYF: Federación Argentina de Trabajadores de Luz y Fuerza.

APUAYE: Asociación de Profesionales del Agua y la Energía Eléctrica.

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

Item 6.E Share Ownership

Share Ownership

The table below sets forth information concerning the share ownership of our directors and members of our administrative, supervisory or management bodies as of April 21, 2023:

Name	Title	Shares	% of shares
Marcelo Suvá	Alternate Director and Vice President	1,500,000	0.10%
Fernández Barbiero, Martín	Compliance and Internal Audit Manager	285	0.00%
Leonardo Katz	Strategic Planning Director	2,675	0.00%
Enrique Terraneo	CFO and Alternate Director	4,000	0.00%
Mario Elizalde	Director	33,699	0.00%

Item 7. Major Shareholders and Related Party Transactions

Item 7.A. Major Shareholders

As of April 21, 2023, we had 1,514,022,256 outstanding shares of common stock with a par value of Ps.1.00 per share. Each share of common stock is entitled to one vote. We do not have any preferred shares outstanding and only have one class of common shares outstanding. Of the 8,977,630 common shares held by subsidiaries, 8,851,848 are held by our subsidiary, Proener S.A.U., and 125,782 are held by our subsidiary CP Renovables S.A.

The following table sets forth certain information known to us concerning the beneficial ownership over 5.00% or more of our common shares as of April 21, 2023 (except as set forth below).

Beneficial Owner	Shares	% of shares
Plusener S.A.(1)	158,073,984	10.44%
Argentine Government	124,949,112	8.25%
Guillermo Pablo Reca(2)	172,737,169	11.41%
Eduardo José Escasany(3)	77,471,913	5.12%
Senior Management and Directors**	1,540,659	0.10%
Other Shareholders(4)	979,249,419	64.68%
Total	1,514,022,256	100.00%

______________________________

**	Marcelo Suvá, Enrique Terraneo, Leonardo Katz and Martín Fernández Barbiero each own less than 1.00% of the outstanding common stock.
	(1)	According to Schedules 13G filed with the Commission by Plusener S.A. on February 6, 2020.
	(2)	According to Schedules 13G filed with the Commission by Guillermo Pablo Reca on February 9, 2022.
	(3)	According to Schedules 13G filed with the Commission by Eduardo José Escasany on February 14, 2021.
	(4)	No other shareholder has beneficial ownership of more than 5.00% of our common shares. None of our senior officers own any of our common shares.

As of April 17, 2023, we had approximately 32,140,557 ADSs outstanding.

We are not able to determine the number of record holders of our ADSs as of such date, as we are only aware of the Depositary Trust Company and its nominee as record holders. In addition, it is not practicable for us to determine the number of our ADSs, or common shares beneficially owned in the United States. Likewise, we cannot readily ascertain the domicile of the final beneficial holders represented by ADS record holders in the United States or the domicile of any of our foreign shareholders who hold our common shares, either directly or indirectly.

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

Management Assistance Agreement

RMPE provides certain administrative, financial, commercial, human resources and general management services to us under the terms of the management assistance proposal dated November 30, 2007, as amended and assigned (the “Assistance Proposal”). Guillermo Pablo Reca currently serves as regular director and holds equity in RMPE. The Assistance Proposal was valid for five years as of December 1, 2007, was automatically extended for additional periods, and was formally extended in 2022 for an additional five-year term, with this agreement now terminating on December 2027. We must pay a fee equal to one and a half percent (1.50%) of our consolidated annual gross sales revenues carried out as a result of our main activities. The amounts accrued under this agreement in years ended December 31, 2022, 2021, and 2020 were Ps.1,379,451 million, Ps.1,651,924 million and Ps.1,600,705 million, respectively. Other than the management assistance services, we receive from RMPE, a lease between us, as lessor, and RMPE, as lessee, involving a monthly payment of Ps.30,000.

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

Item 8. Financial Information

Item 8.A. Consolidated Statements and Other Financial Information.

See Item 18 and our Audited Consolidated Financial Statements as of December 31, 2022, and for the years ended December 31, 2022, 2021, and 2020 included in this annual report.

Legal Proceedings

Income Tax Return for Fiscal Year 2014

In February 2015 the Company filed income tax returns for the nine-month period ended September 30, 2014, applying the adjustment for inflation mechanism established by the Argentine Income Tax Law. In addition, the Company filed its income tax return for the three-month period ended December 31, 2014, applying the same adjustment for inflation mechanism.

On July 27, 2021, the Argentine Tax Authorities issued a resolution through which it implemented an infringement investigation in relation to the income tax for the irregular fiscal periods ended September 30, 2014, and December 31, 2014, for the alleged omission included in Section 45, Law No. 11,683. On September 8, 2021, the Company submitted the corresponding deposition and the corresponding evidence. On April 28, 2022, the Argentine Tax Authorities resolved to determine ex officio the payment of the applicable income tax for the irregular fiscal periods ended September 30, 2014, and December 31, 2014. The resolution was appealed by us before the National Tax Court on May 23, 2022. As of the date of this annual report, the proceedings are under review by the National Tax Court Authorities.

Based on the opinion of legal counsel and on the IFRIC 23 accounting guidelines, we concluded that it is probable that the National Tax Court may accept the Company’s interpretation, thus not requiring to register a liability under such item with respect to income tax determination for fiscal year 2014.

Action for Recovery-Income Tax Refund for Fiscal Period 2010

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

In October 2018, the Company was served notice of the judgment issued by the Federal Contentious- Administrative Court No. 5, which granted the right to recourse. The judgment ordered tax authorities to return the amount of Ps. 67,612 thousand (at historical values) to the Company plus the interest stated in the Central Bank Communication 14290 and ordered that legal cost must be borne by the defendant. Such judgment was appealed by the National Tax Administration, and on September 9, 2019, Division I of the National Court of Appeals of the Federal Contentious- Administrative Court (“CNACAF”) confirmed the appealed judgment. On September 24, 2019, the National Tax Administration raised Federal Extraordinary Appeal (“REF”) against CNACAF judgment, which was replied by the Company. On October 29, 2019, CNACAF granted the REF and sent the file to the Argentine Supreme Court. On October 28, 2022, the Company was served notice of the judgement issued by the Argentine Supreme Court which rejected the REF raised by the National Tax Administration and confirmed the judgement of the CNACAF. As of the date of this annual report, the administrative proceeding for the execution of the judgement is pending.

Action for recovery - Income Tax Refund for Fiscal Years 2009

In December 2015, the Company filed a claim before the Argentine Tax Authorities for the recovery of income tax for the fiscal year 2009, in the amount of Ps.20,395 thousand at historical values which had been incorrectly paid by the Company in excess of our income tax liability. By filling such action, the Company sought to recover the excess amounts we paid due to the non-application of the inflation adjustment as set forth in the Argentine Income Tax Law.

On April 22, 2016, after the term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Tax Court. On September 27, 2019, the first instance court rendered a judgment rejecting the complaint filed by the Company. Such judgment was appealed by the Company on October 4, 2019 and, on March 11, 2020, the CNACAF revoked the first instance tax court judgment, in favor of the Company’s claim. Upon this resolution, the Argentine Tax Authorities raised the REF, which was granted by CNACAF on September 1, 2020.

Action for recovery - Income Tax Refund for Fiscal Years 2011 on December 28, 2017, the Company, as merging and continuing company of HPDA, filed a claim before the Argentine Tax Authorities for the recovery of Ps.52,783 thousand at historical values paid in excess by HPDA on its 2011 fiscal year Income Tax fiscal period. By filling such action, HPDA intends to recover the excess amounts paid due to the non-application of the inflation adjustment set forth in the Argentine Income Tax Law. On April 1, 2019, such claim was rejected by Argentine Tax Authorities. Therefore, the Company filed an administrative and legal action on April 25, 2019. On September 13, 2022, the Federal Contentious-Administrative Court No. 9 issued a judgment in favor of the Company for the claim in connection with HPDA for the 2011 fiscal period.

Action for recovery - Income Tax Refund for Fiscal Years 2012

In December 2018, the Company brought two administrative complaints of recovery before the Argentine Tax Authorities: the first one was filed by the Company, as merging company and continuing company of HPDA, regarding the income tax for the fiscal period 2012 that amounted to 62,331 at historical values, which was entered in excess by HPDA. The second complaint was filed by the Company regarding the income tax for the same fiscal period that amounted to 33,265 at historical values, which was entered in excess by the Company. These recourse actions seek to recover the income tax entered by HPDA and the Company in accordance with the lack of application of the inflation-adjustment mechanism aforementioned. On September 12, 2019, the Company filed both recourse actions before the Federal Contentious- Administrative Court against the Argentine Tax Authorities in accordance with Section 82, paragraph “c” of Law No. 11,683 (restated text 1998 as amended), as the term established in the second paragraph of Section 81 of such law had elapsed. As of the date of this annual report, the resolution of the Court remains pending.

Action for recovery - Income Tax Refund for Fiscal Year 2015

On December 23, 2020, the Company submitted a claim before the Argentine Tax Authorities in relation to income tax for the fiscal year 2015, for the amount of Ps.129,231 thousands at historical values. The purpose of the claim for recovery is to obtain reimbursement of the income tax paid by the Company due to the non-application of the inflation adjustment mechanism set forth in the Argentine Income Tax Law. On April 22, 2021, the Company filed a recovery lawsuit before the Court for Contentious Administrative Matters against the Argentine Tax Authorities pursuant to the provisions of Section 82, subsection c of Law No. 11,683 (restated and amended 1998), on the grounds that the term established in the second paragraph of Section 81 of that body of rules had elapsed. As of the date of this annual report, the resolution of the Court remains pending.

Action for recovery - Income Tax Refund for Fiscal Year 2016

On January 24, 2022, the Company filed before the tax authorities a recovery action of the income tax for the fiscal year 2016, for the amount of 189,376 (at historical values) unduly paid by CPSA. Such recovery action is aimed at obtaining the reimbursement of the income tax paid by CPSA based on the non-application of the inflation adjustment mechanism set forth in the Argentine Income Tax Law. As of the date of this annual report, the resolution of the National Tax Authority regarding the recovery action is pending.

Based on the opinion of legal counsel and on the IFRIC 23 accounting guidelines, we concluded that it is probable that the Company’s interpretation with respect to its income tax refund claims detailed above, will be accepted in court, with the only exception of the claim brought by HPDA on its 2011 fiscal year income. Thus, we registered an asset under item “Other non-financial assets” of non-current Assets under “Income Tax Credits” of our financial statements and it amounts to Ps.240.95 million and Ps.539.71 million as of December 31, 2022, and 2021, respectively.

Dividends and Dividend Policy

The holders of ADSs are entitled to receive dividends to the same extent as the owners of our common shares. In August 2017, we declared dividends of Ps.0.85 per ordinary share in cash. In April 2018, we declared dividends of Ps.0.70 per ordinary share in cash. In November 2019, we paid Ps.0.71 per ordinary share in dividends in cash. On December 23, 2022, we approved and made available dividends for Ps.2.88 in cash per ordinary share which were paid on December 30, 2022. For ADR holders, dividends were paid on January 3, 2023.

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

Under the Argentine Corporate Law, the declaration and payment of annual dividends, to the extent that the company presents retained earnings in accordance with IFRS and CNV regulations, are determined by shareholders at the annual ordinary shareholders’ meeting. In addition, under the Argentine Corporate Law, 5.00% of the net income for the fiscal year calculated in accordance with IFRS and CNV regulations must be appropriated by resolution adopted at shareholders’ meetings to a legal reserve until such reserve equals 20.00% of the capital stock. This legal reserve is not available for distribution.

According to the amendments introduced to the Income Tax Law by means of the current laws and regulations, the taxation applicable on the distribution of dividends from Argentine companies would be as follows:

1. Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018, and up to December 31, 2020: dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7.00% income tax withholding on the amount of such dividends (“Dividend Tax”). Note that according to Section 48 of Law No. 27,541, the application of the corporate 25.00% rate was suspended for one tax period; thus the 7.00% rate would also apply for dividend distributions involving profits obtained during fiscal years initiated on or after January 1, 2018, and up to December 31, 2021. However, if dividends are distributed to Argentine Entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no Dividend Tax should apply. Equalization Tax (as defined below) is not applicable.

Argentine individuals and undivided estates located in Argentina are not allowed to offset income arising from the distribution of dividends on Argentine shares with other losses arisen in other type of operations.

2. Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2021, onward: due to the amendments introduced by Law 27,630; dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7.00% income tax withholding on the amount of such dividends. However, if dividends are distributed to Argentine Entities, no Dividend Tax should apply. Equalization Tax is not applicable.

3. Dividends originated in profits obtained during tax periods before those contemplated above: no Argentine income tax withholding would apply on dividend distributions except for the application of the Equalization Tax.

The equalization tax (the “Equalization Tax”) is applicable when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. In order to assess the “net accumulated taxable income” from the income calculated by the Income Tax Law, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed as a 35.00% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) would be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Equalization Tax.

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

Pursuant to the terms of the amendment to the Brigadier Lopez Loan between the Company and Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. dated December 22, 2020, the Company is precluded from making dividends payment during 2021 and limited to a maximum of US$25.0 million and US$20.0 million in dividends payment for 2022 and 2023, respectively.

As of the date of this report, in accordance to the Central Bank regulations, we are required to obtain a prior authorization in order to have access to the FX Market to purchase the foreign currency (a step necessary to make international transfers) to pay dividends. However, as of the date of this annual report, there are no restriction from Central Bank to use the cash and equivalents in foreign currency that the company may hold in order to pay dividends to its shareholders.

Furthermore, as from January 17, 2020, in accordance with Central Bank regulations, access is granted to the FX Market exchange market to pay dividends to non-resident shareholders, subject to the requirement that the total amount of transfers executed through the FX Market for payment of dividends to non-resident shareholders may not exceed 30.00% of the total value of any new capital contributions made in the Company that had been entered and settled through such exchange market. The total amount paid to non-resident shareholders may not exceed the corresponding amount denominated in Argentine Pesos that was determined by the related shareholders’ meeting.

Amount Available for Distribution

Dividends may be lawfully declared and paid only out of our earnings stated in our annual financial statements approved by the annual ordinary shareholders’ meeting. Under the Argentine Corporate Law, listed companies (such as ourselves) may distribute provisional dividends or dividends in advance resulting from interim financial statements.

Under the Argentine Corporate Law and our bylaws, our annual net income (as adjusted to reflect changes in prior years’ results) is allocated in the following order: (i) to comply with our legal reserve requirement of 5.00% of our net income until such reserve equals 20.00% of the capital stock; (ii) for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders’ meeting; (iii) the remainder of the net income for the year may be distributed as dividends on common shares; and/or (iv) as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

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

Item 8.B Significant Changes

The main subsequent events occurred after the closing date of the annual financial statements (December 31, 2022) are the following:

On February 5, 2023, Secretariat of Energy issued Resolution No. 59/2023 regarding revenues in the spot market for combined cycle units. Generators with combined cycle facilities are authorized to adhere to the Power Availability and Efficiency Improvement Agreement (the “Agreement”) so as to foster the necessary investments for major and minor maintenance. For further information on Resolution No. 59/2023, see “Item 4.B. Business Overview-The Argentine Electric Power Sector-Remuneration Scheme-The Current Remuneration Scheme”.

On March 17, 2023, notes were sent to CAMMESA to subscribe all of our combined cycle units to the Agreement. Hence, an increase in the remuneration of these units for their sales to the Spot Market will be obtained from the transactions since March, 2023.

On February 17, 2023, Proener acquired from Enel Argentina S.A. 531,273,928 shares, representing 75.68% of the capital and voting stock of Central Costanera. In accordance with applicable regulations, a mandatory tender offer in connection therewith was announced on March 17, 2023.  See “Item 4. Information on the Company-Recent Developments-Acquisition of Participation Interests in Enel Generación Costanera S.A”.

Item 9. The Offer and Listing

Item 9.A. Offer and listing details

Our shares are listed on the BYMA and, since February 2, 2018, have been listed on the NYSE under the symbol “CEPU”.

Item 9.B. Plan of Distribution

Not applicable.

Item 9.C. Markets

Our common shares are listed on the BYMA under the symbol “CEPU”. During 2022, the volume traded on the BYMA amounted to 101,819,776 shares. The total number of shares subscribed and integrated on December 31, 2022, was 1,514,022,256, of which 100% were listed and available to trade on the Buenos Ares Stock Exchange.

On February 1, 2018, we completed our IPO and on February 2, 2018, our ADSs representing our common shares began to trade on the NYSE under the symbol “CEPU”. From January 1, 2022, to December 31, 2022, the volume of ADRs traded on the NYSE amounted to 44,149,500, equivalent to 441,495,000 common shares.

Consequently, the total trading volume of our common shares during 2022 was 543,314,776.

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

As of the date of this annual report, two of our subsidiaries holds 8,977,630 of our common stock.

As of the date of this annual report, we are not aware of any individuals who hold, or who have agreed to hold, conditionally or otherwise, stock options, with respect to our common shares.

Articles of Incorporation and Bylaws

We are a corporation (sociedad anónima) organized and existing pursuant to the laws of Argentina. Our registered offices are domiciled in the City of Buenos Aires, Argentina. Central Puerto was created through Executive Decree No. 1222/92 dated February 26, 1992, in connection with the privatization process of SEGBA, and was registered with the Public Registry of Commerce on March 13, 1992, under No. 1,855 of Book 110, Volume A (Sociedades Anónimas). Central Puerto was created for a term of ninety-nine years as from its registration with the Public Registry of Commerce.

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

(b)

preparing, developing, planning and executing projects related to the capture and/or reduction of carbon emissions, including the issuance, negotiation, purchase and sale, among others, of certificates and any related activity;

(c)	producing, storing and using hydrogen technologies in any of its available forms of energy;

(d)

engaging in the exploration, exploitation, processing, purification, transformation, refining, industrialization, storage, sale, transportation, distribution, import and export of liquid (such as oil) and/or gaseous hydrocarbons (such as natural gas), minerals (such as mineral coal) and metals (such as uranium and lithium, among others) and their respective direct or indirect derivatives;

(e)	engaging in the production and exploitation of raw materials for biofuel production (biodiesel and bioethanol), including their manufacturing, storage, sale, distribution and transportation;

(f)

engaging in the processing, storage, sale, distribution and transportation and/or use of: (i) agricultural waste and urban solid waste as a renewable energy source and (ii) ordinary and special waste (solid, semisolid and liquid) as a source of energy;

(g)	obtaining, storing, selling, distributing, carrying and/or using biogas as a renewable energy source;

(h)

processing raw materials from fossil fuels (natural gas, raw gasoline) to obtain basic (synthesis gas, benzene, toluene, etc.), intermediate (ammoniac, ethanol, methanol, ethyl-benzene, etc.) and final petrochemicals (fertilizers, resins, polyurethanes, detergents, PET, etc.);

(i)	engaging in the research and development of energy technologies;

(j)

developing, investing and exploiting all kinds of undertakings and direct, related and complementary activities, related to agricultural and forestry production and its direct and indirect derivatives; and

(k)	the acquisition and administration of shares and investments in companies incorporated both in the country and abroad.

With respect to the activities described above, and within the limitations set forth in our corporate purpose, we have full legal capacity to (i) acquire rights, assume obligations, and carry out any kind of acts that are not otherwise prohibited by the applicable laws or by our bylaws; (ii) establish, incorporate, partner with, or hold interests in legal entities of whatsoever nature incorporated in Argentina or abroad by any available means, including but not limited to, capital contributions, purchase of shares, bonds, debentures, notes or other debt or equity securities, whether publicly or privately held; and (iii) render services and/or undertake representations, commissions, consignments, services and/or agencies for our benefit or for the benefit of third parties.

Statutory Provisions concerning our Board of Directors

According to our bylaws, which were amended in September 2022, our Board of Directors is comprised by 9 directors that will hold office for three fiscal years and a third of its members shall be renewed annually. Our shareholders may also appoint an equal or lower number of alternate directors. As of the date of this annual report, and until the shareholders meeting approving the financial statements for the fiscal year ended December 31, 2022, our Board of Directors is comprised by 11 directors and 11 alternate directors. In the abovementioned shareholders meeting, the directors will be appointed with different terms of office to enable the implementation of the system of staggered terms of office set forth in Article 17 of our bylaws. Shareholders are entitled to elect up to one third of vacant seats on the board of directors by cumulative voting as set forth in Section 263 of the Argentine Corporate Law. The outcome of such voting will be computed per candidate, specifying the number of votes for each of them.

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

Rights, Preferences and Restrictions attached to our Shares

According to our bylaws, realized and liquid profits will be allocated in the following order: (i) 5.00% to the legal reserve until reaching at least 20% of our subscribed capital; (ii) Directors’ fees, within the amounts set forth by Section 261 of the Argentine Corporate Law, which may not be exceeded, and Statutory Auditors’ fees; (iii) payment of dividends in connection with the employee stock ownership plan; (iv) optional reserves and provisions, at the discretion of the shareholders’ meeting; and (v) the remaining balance shall be distributed as dividends among shareholders, regardless of their class.

Shareholders’ Meetings

Shareholders’ meetings will be called for by publishing notices in the Official Gazette and in one of Argentina’s major newspapers for five (5) days, no less than twenty (20) and no more than forty-five (45) days in advance of the scheduled date for the meeting. The notice will include the type of meeting, as well as the date, time and place where it will be held and the agenda. Ordinary and extraordinary shareholders’ meetings are subject to the quorum and majorities required by Section 79 of the Capital Market Law and Sections 243 and 244 of the Argentine Corporate Law.

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

Mandatory Tender Offer Regime

We are subject to the mandatory tender offer rules set forth in Argentine Capital Markets Law, which provide that in certain circumstances a mandatory tender offer (“OPA”) must be launched at an equitable price with respect to some or all of a company’s outstanding shares. Such circumstances giving rise to an OPA include instances where a person individually or through concerted action, has effectively acquired a controlling interest in a company whose shares are admitted to the public offering regime. The Argentine Capital Markets Law also provides that a person acquires a controlling interest, individually or in concert with other persons when (i) directly or indirectly reaches a percentage of voting rights equal to or greater than 50.00% of the company, excluding from the basis of calculation the shares that belong, directly or indirectly, to the offeree company; or (ii) has reached a shareholding of less than 50.00% of the voting rights of a company, but acts as a controlling shareholder (a controlling shareholder being understood as one that directly or indirectly, individually or jointly, holds a shareholding that grants it the necessary votes to form the corporate will in ordinary meetings or to elect or revoke the majority of the directors or supervisory directors).

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

•

through agreements with other holders of securities that, in a concerted manner, grant the necessary votes to form the corporate will in ordinary meetings or to elect or revoke the majority of the directors or members of the supervisory committee, as well as any other agreement that, for the same purpose, regulates the exercise of voting rights in the administrative organ or to whom the latter delegates the management. The CNV regulations clarifys that (a) this assumption will be applicable when (i) the parties to the agreement have acquired the voting shares of the company, acting individually or in concert within the 12 months prior to the signing of the agreement; or (ii) when a new shareholder promotes and subscribes an agreement with others in order to establish joint control of the affected company by reason of its entry as a shareholder; and (b) this situation shall not apply when a shareholding of less than 50.00% is acquired in a controlling company of a listed company and there is a prior agreement to which the new shareholder adheres, occupying the position held by the selling shareholder, without any change in the controlling company’s shareholding in the target company; or

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

For an OPA in the case of a change in control, the Argentine Capital Markets Law and CNV regulations establish that the “equitable price” to be offered will be determined as the higher of the following:

a)

the highest price that the offeror has paid or agreed for the marketable securities subject to the offer during the 12 months prior to the date of the agreement or payment that allowed reaching the controlling interest, without considering acquisitions of not significant volumes ─5.00% or less of the total trading volume on the trading floor of the day of arrangement─, made at the quoted price, and including any other additional consideration paid or agreed in relation to such securities. For this assumption, the CNV regulations clarify that, in case the final price is increased by subsequent adjustments, the offered price must be recalculated and adjusted if it yields a higher value. When such adjustment occurs after the end of the offer period, the difference must be paid to those who accepted the offer within 10 calendar days from the effective payment of the increase and the average price of the marketable securities must be adjusted.

b)

the average price of the marketable securities subject to the offer during the six-month period immediately prior to the date on which the offeror is obliged to publish the announcement of the OPA by which the change in the controlling interest is agreed. This last guideline will not apply when the percentage of shares listed in a market authorized by the CNV represents at least 25.00% of the issuer’s capital stock and the liquidity conditions set forth in CNV regulations are met.

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

In these cases, the “equitable price” offered may not be lower than the highest of those indicated in points (a) and (b) of this paragraph.

The CNV has a period of 20 business days to decide on the request for authorization of the OPA and to object to the price offered. This period will be counted from the date all the documentation is gathered and no new observations and requests for information are made. The refusal of authorization and/or objection to the offered price by the CNV may be challenged by the offeror by means of a direct appeal before the Federal Courts of Appeals with jurisdiction over commercial matters within 30 business days of notification of the refusal. Minority shareholders may also object to the price from the date of the announcement of the offer or the filing of the withdrawal request and until the CNV’s objection period described above.

The offeror must publish the OPA prospectus within 5 calendar days after the CNV’s formal approval of the tender offer. The period granted to investors to accept or not the offer will be set between a minimum of 10 business days and a maximum of 20 business days. In addition, the offeror may grant an additional term of not less than 5 business days to the general closing date of the offer.

On February 17, 2023, Proener acquired from Enel Argentina S.A. 531,273,928 shares, representing 75.68% of the capital and voting stock of Central Costanera. In accordance with applicable regulations, a mandatory tender offer in connection therewith was announced on March 17, 2023.

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

Item 10.C Material contracts

For information concerning our material contracts, see “Item 4. Information on the Company,” “Item 7.B. Related Party Transactions” and “Item 5. B. Liquidity and Capital Resources”.

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

Exporters who carried out operations with related counterparties (the importer is a company controlled by the Argentine exporter) may request their respective monitoring entities to extend the entry period: (A) up to 120 calendar days in cases where exports of more than US$50,000,000 have been registered and the goods correspond to the positions detailed in said standard (mainly related to the meat industry); and (B) up to 180 calendar days when exports of more than US$50,000,000 have not been registered by the exporter in the immediate previous calendar year.

Exceptionally, exports made under the “Exporta Simple” special regime must be entered and settled through the FX Market within 365 days as of the date of the issuance of the certificate of shipping, regardless of the type of goods exported.

Any foreign currency amounts derived from insurance claims to the extent that they cover the value of the exported goods, are subject to the obligation to repatriate and convert said amounts into pesos by means of settlement in the FX Market within the applicable term for the underlying export.

According to Section 7.5.5. of the FX Regulations, when upon expiration of the term for the repatriation and settlement requirement it has not been made for reasons beyond the exporter’s control, the monitoring entity may extend the term up to 120 calendar days as from the date of the date of the issuance of the certificate of shipping stated in the provisional shipment permit. For this purpose, the monitoring entity shall verify compliance with the following conditions: (i) the exporter has registered charges by the admitted concepts for at least 85.00% of the value of the provisional shipping permit, and (ii) the exporter has submitted an affidavit stating the reasons beyond its control for which it has not been possible to determine the definitive price of the goods included in the export operation.

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

On the other hand, in case the exporter proves to have settled in the exchange market the amount received under post-financing of exports covering the totality of the amount pending repatriation of the permit, and as long as no restriction for the issuance of the use of proceeds certification is met, the term for the foreign currency settlement of the shipment may be extended until the maturity date of the longer term credit discounted and/or assigned by the exporter. This shall also apply when the exporter has partially prefinanced the operation and proves to have settled through the FX Market, prior to maturity, post-financing of exports covering the rest of the amount pending repatriation.

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

(c) Payment of principal and interest services of debt securities issuances with public registration in Argentina denominated in foreign currency that comply with the conditions set forth in Section 3.6.1.3. of the FX Regulations, whose funds have been settled through the FX Market as from October 16, 2020, and destined to the financing of projects that comply with the conditions set forth in Section 7.9.2. of FX Regulations, to the extent that their average life is not less than 1 (one) year considering the maturities of capital and interest.

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

(e) Payment of principal and interest services of foreign financial indebtedness whose funds have been repatriated and settled through the FX Market as from October 16, 2020, and have allowed reaching the refinancing parameters set forth in Section 3.17 of FX Regulations.

(f) Payment of principal and interest services of debt securities issuances with public registry in Argentina denominated in foreign currency that comply with the conditions set forth in Section 3.6.1.3. of the FX Regulations whose funds have been settled through the FX Market as from October 16, 2020, and have allowed reaching the refinancing parameters set forth in Section 3.17 of the FX Regulations.

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

The transactions detailed in (a), (b) and (c) above will be eligible to the extent that the settled funds are used to finance investment projects in the country that generate: (i) an increase in the production of goods that, for the most part, will be placed in foreign markets and/or that will allow the substitution of imports of goods. The preceding condition will be deemed to be met when it is reasonably demonstrated that at least two thirds of the increase in the production of goods as a result of the project will be destined for foreign markets and/or the substitution of imports within three (3) years following the completion of the project, with a positive effect on the exchange balance of goods and services, and/or (ii) an increase in the transportation capacity of exports of goods and services with the construction of infrastructure works in ports, airports and land terminals for international transport.

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

Local collections for exports of on-board supplies to foreign flagged means of transport (regimen de ranchos)

On February 5, 2021, the Argentine Central Bank issued Communication “A” 7217, incorporated to the FX Regulations in Section 8.5.18 establishing that, regarding local collections for exports of on-board (regimen de ranchos) supplies to foreign flagged means of transport, it shall be considered that the follow-up of the shipment permit is totally or partially complied with, for an amount equivalent to the amount paid locally in Pesos and/or in foreign currency to the exporter by a local agent that owns the foreign flagged means of transport, as long as the following conditions are met:

(A) The documentation allows to verify that the delivery of the exported merchandise has taken place in the country, that the local agent of the company that owns the foreign flagged means of transport made the payment to the exporter locally and in which currency the payment was made.

(B) A financial entity shall issue a certification stating that the company that owns the foreign flagged means of transport would have had access to the FX Market pursuant to Section 3.2.2. of the FX Regulations for the equivalent amount in foreign currency which is intended to be computed to the shipment permit.

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

(C) In the event that the funds have been received in the country in foreign currency, a certification that the settlement of the funds through the FX Market has been made is needed.

The local agent of the company that owns the foreign flagged means of transport shall not have used this mechanism for an amount greater than US$200,000 in the calendar month.

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

Likewise, to the extent that the requirements set forth in Sections 3.11.3 and 7.9.5. of the FX Regulations are complied with, FX Regulations allows for proceeds from exports of goods and services held in local or foreign financial institutions to guarantee payment of new indebtedness entered into. Funds in these accounts shall not exceed at any time 125.00% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors. Funds exceeding such amount must be repatriated and settled through the FX Market subject to the applicable foreign exchange rules.

Sale of non-financial non-produced assets

Pursuant to Section 2.3 of the FX Regulations, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Pesos in the FX Market within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

In the case of proceeds received or credited abroad, the repatriation and settlement may be considered fulfill for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to Argentina.

Foreign financial indebtedness

Section 2.4 of the FX Regulations have reinstated the requirement to repatriate and settle in Argentine Pesos through the FX Market the proceeds of new financial indebtedness disbursed from and after September 1, 2019, as a condition for accessing the FX Market to make debt service payments thereunder. Although the regulations do not establish a specific term for repatriation, this requirement shall be met any time prior to accessing the FX Market. The reporting of the debt under the External Assets and Liabilities Reporting Regime is also a condition to accessing the FX Market to repay debt service.

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

Payments of local debt securities denominated in foreign currency among residents

In accordance with Section 3.6 of the FX Regulations, access to the FX Market for the payment of foreign currency denominated obligations between Argentine residents executed from September 1, 2019, is subject to prior approval from the Argentine Central Bank. With regard to existing transactions as of such date, access is authorized, provided that the relevant transactions were entered into through public deeds or public registries. These prohibitions do not apply to loans in foreign currency granted by local financial entities, including payments of credit cards.

Additionally, Section 3.3 of the FX Regulations states that the Central Bank’s prior approval will be required to access the FX Market for the repayment of debts for imports of goods and services.

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

Specific provisions regarding access to the FX Market

In the case of certain outflows made through the FX Market (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; remittances of profits and dividends; payment of principal of and interest on external indebtedness; payments of interest on debts for the import of goods and services; payments of indebtedness in foreign currency owed by residents made through trusts organized in Argentina to secure the provision of services; payments under foreign currency-denominated debt securities publicly registered in Argentina and liabilities in foreign currency owed by residents; purchases of foreign currency by resident individuals for the purpose of forming external assets, providing family assistance and entering into derivative transactions (other than those made by individuals on account of the formation of external assets), purchase of foreign currency by individuals to be simultaneously used to purchase real estate in Argentina with a mortgage loan; purchase of foreign currency by other residents (excluding financial institutions) to form external assets and in connection with derivative transactions; other purchases of foreign currency by residents for specific uses and under interest rate hedge agreements in connection with liabilities incurred by residents that have been reported and validated under the External Assets and Liabilities Reporting Regime), the financial institution shall obtain the Argentine Central Bank’s prior approval before processing the transaction, unless it has obtained an affidavit executed by the legal entity or individual stating that, at the moment of accessing the local exchange market:

(a) Holding foreign currency in Argentina and non-holding of available external liquid assets. The customer shall certify that all foreign currency in Argentina is available in accounts with financial institutions and that the customer had no external liquid assets available at the beginning of the day when access to the market was requested in an amount higher than the equivalent to US$100,000.

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

Available liquid external assets are not understood to include those funds deposited abroad that may not be used by the legal entity or individual as they are reserve, or security funds set up in compliance with the requirements under borrowing agreements abroad or funds set up as collateral under derivative transactions consummated abroad.

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

(b) New inflows and settlement of foreign currency from collections of loans granted to third parties and time deposits or sales of any asset, provided same were purchased and granted after May 28, 2020. Customers’ affidavits shall include a commitment to settle in the FX Market, within a term of five business days upon being made available, those funds received from abroad from the collection of loans granted to third parties, the collection of a time deposit or the sale of any asset, provided the asset had been purchased, the time deposit had been made or the loan had been granted after May 28, 2020.

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

(c) Affidavit regarding securities transactions. On the date of the access to the FX Market, the client shall sign an affidavit, stating that during the 90 days preceding the date of access it hasn’t: (i) sold securities in Argentina issued by residents for foreign currency, (ii) transferred such securities to a foreign depositary, (iii) exchanged such securities for other foreign assets, (iv) purchased with pesos in Argentina securities issued by non-resident issuers, or (v) as of July 22, 2022, (x) acquired Argentine depositary certificates representing shares issued by non-resident companies, (y) acquired corporate debt securities (i.e., securities issued by private-sector issuers, as opposed to public-sector issuances) issued outside Argentina, or (z) delivered Argentine pesos or any other local assets (other than foreign currency funds deposited in Argentine banks) to any person, receiving in exchange thereof, whether prior to or after such delivery, and whether directly or indirectly through a related, controlled or controlling entity, foreign assets, crypto assets or securities deposited abroad (any of the trades listed in (i) through (v), a “Restricted Securities Trade”).

Moreover, the client must undertake to, during the 90 days following said access to the FX Market not to carry out any Restricted Securities Trade.

Also, Section 13.6.6 of the FX Regulations established that, prior to allowing any outflow of funds abroad, financial institutions are required to check the online system implemented by the Argentine Central Bank to verify if the customer that intends to access the FX Market is included in the list of CUITs (Tax Identification Numbers) showing inconsistent foreign exchange transactions.

Foreign financial indebtedness

Section 3.17 of FX Regulations establishes that those who have principal maturities between October 15, 2020, and December 31, 2022, in order to access the FX Market, they shall file within the Argentine Central Bank a refinancing plan for the following transactions: (a) foreign financial indebtedness of the non-financial private sector with a creditor that is not a related counterparty of the debtor; (b) foreign financial indebtedness regarding own operations of the entities, or (c) issuances of debt securities publicly registered in Argentina denominated in foreign currency of private sector clients or of the entities themselves. The refinancing plan shall follow this criteria: (a) the net amount for which the access to the FX Market will not exceed 40% of the principal amount maturing, and (b) the remaining principal has been, at least, refinanced with new foreign indebtedness with an average life of 2 years.

In addition to the refinancing granted by the original creditor, the refinancing scheme will be deemed completed when the debtor accesses the FX Market to pay off principal for an amount greater than 40% of the principal amount that was due, to the extent that the debtor settles through the FX Market as from October 9, 2020 an amount equal to or greater than the excess over 40.00%, in respect of: (i) issuances of debt securities public registered abroad or other foreign financial indebtedness; (ii) issuances of debt securities publicly registered in Argentina denominated in foreign currency that meet the conditions set forth in Section 3.6.1.3 of the FX Regulations.

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

Payments of principal and interest of foreign financial indebtedness

Section 3.5 of the FX Regulations allows the access to the FX Market for the payment of principal and interest on financial indebtedness, establishing as requirements:

(a) The debtor proves the repatriation and settlement of foreign currency in the FX Market for an amount equivalent to the nominal value of the foreign financial indebtedness, which shall be considered fulfilled in the following cases:

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

(v)

for the portion of the issues of debt securities with foreign public registration made as from October 9, 2020, with an average life of not less than 2 (two) years that were delivered to creditors of foreign financial indebtedness and/or debt securities with local public registration denominated in foreign currency with maturities between October 15, 2020 and December 31, 2022, which have allowed reaching the refinancing parameters set forth in Section 3.17 of the FX Regulations;

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

(vii)

for the portion subscribed with foreign currency in the country of issues of debt securities with foreign public registration made as from February 5, 2021, to the extent that all of the following conditions are met: (i) that the debtor proves to have registered exports prior to the issuance of the debt securities or that the proceeds of the placement were destined to face foreign commitments. If at least one of the two conditions is not met, the issue has the prior approval of the BCRA; (ii) the average life of the debt securities is not less than five (5) years; (iii) the first principal payment is not made before three (3) years from the issue date; (iv) the local subscription does not exceed 25.00% of the total subscription of the issue in question; and (v) at the access date, all the funds subscribed abroad and in the country have been settled in the FX Market.

(b) It must be demonstrated, if applicable, that the operation has been declared in the last overdue presentation of the External Assets and Liabilities Reporting Regime.

(c) That access to the FX Market takes place no more than three (3) business days prior to the due date of the principal or interest to be paid. Access to the FX Market with a longer period of time will require the prior approval of the BCRA unless the debtor is in one of the following situations and all the conditions stipulated in each case are met:

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

(d) To the extent that the BCRA’s prior approval requirement is in force for access to the FX Market for the cancellation at maturity of principal of non-financial private sector foreign financial indebtedness when the creditor is a counterparty related to the debtor, this requirement shall not be applicable to the extent that all of the following conditions are met:

i.	The funds have been repatriated and settled through the FX Market as of October 2, 2020;

ii.	The indebtedness has an average life of no less than 2 years.

(e) To the extent that the BCRA’s prior approval requirement is in force for access to FX Market for the cancellation at maturity of principal and interest on foreign financial indebtedness, this requirement shall not apply to the extent that all of the following conditions are met:

i.	the funds have been used to finance projects within the framework of the Plan Gas.Ar;

ii.	the funds have been repatriated and settled through the FX Market as from November 16, 2020; and

iii.	the average life of the indebtedness is not less than 2 (two) years.

(f) Foreign financial indebtedness shall be entitled to cancel its principal and interest services as from its maturity through the application of collections of exports of goods and services, to the extent that the requirements set forth in Section 7.9 of the FX Regulations are complied with.

(g) Until December 31, 2023, the prior approval of the BCRA will be required for access to the FX Market for the cancellation of capital services of foreign financial indebtedness when the creditor is a counterparty related to the debtor, notwithstanding the fact that this requirement will not be applicable to local financial entities’ own transactions. This requirement shall also not be applicable when the client has a “Certification of increase of exports of goods” issued within the framework of the provisions of item 3.18 of the FX Regulations.

(h) In the event that the debtor has scheduled capital maturities up to June 30, 2022, for indebtedness included in this item, the provisions of item 3.17 of FX Regulations shall be complied with.

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

Section 3.19 of the FX Regulations provides:

(a) those clients who register settlements of new foreign financial indebtedness and who have a certification issued by an entity that establishes their compliance with the requirements of item b are exempted from the requirement of prior conformity of the BCRA to access the FX Market, for the cancellation as from the maturity of the principal of commercial debts for the importation of goods and services.

In all cases, compliance with the remaining general and specific requirements applicable under the foreign exchange regulations must be evidenced.

(b) The entity by which the settlement of the funds of the new financial indebtedness has taken place may issue the certification to the extent that when it verifies the following conditions:

i.	The new foreign financial indebtedness has an average life of not less than two years and no capital maturities are recorded at least three months after its liquidation.

ii.	The certified amount must not exceed the amount repatriated and settled in the FX Market.

iii.

The entity has a sworn statement from the client stating that (a) It has not used this mechanism for an amount higher than the equivalent of US$20 million, including the requested certification, and (b) the new foreign financial indebtedness is not received within items 3.5.3.1., 3.6.4.2., 3.17.3., 7.9. and 7.10 of the FX Regulations.

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

185

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

Payments of principal under debts with related counterparties until December 31, 2023

The Argentine Central Bank’s prior approval is required to access the FX Market to make payments abroad of principal of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until December 31, 2023, pursuant to Section 3.5.7 of the FX Regulations. Such requirement shall not apply to the local financial institutions’ own transactions.

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

(a) on the day when access to the market is requested and within the prior 90 calendar days no sales of securities have been made via settlement of foreign currency or transfers thereof to foreign depositaries; and

(b) the customer filing the affidavit undertakes to refrain from selling securities to be settled in foreign currency or transferring same to foreign depositaries since the day access is requested and during a term of 90 calendar days.

The filing of the affidavit shall not be required in case of outflows through the FX Market in the following circumstances: 1) Transfer of foreign currency abroad by individuals from their local accounts in foreign currency to their own bank accounts abroad, to the extent that it corresponds to the transfer abroad of funds remaining in a “Caja de ahorro para turistas” at the time of closing.; 2) client operations in accordance to Sections 3.14.2 to 3.14.5 of the FX Regulations; 3) payment of financing in foreign currency granted by local financial institutions, including payments for purchases made in foreign currency using credit or shopping cards; and 43) remittances abroad in the name of individuals who are the recipients of retirement and/or pension benefits paid by ANSES.

Access to the FX Market by non-residents

In accordance with Section 3.13 the FX Regulations, prior approval by the Argentine Central Bank will be required for access to the FX Market by non-residents for the purchase of foreign currency, except for the following operations: (a) international organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) representatives of courts, authorities or offices, special missions, commissions or bilateral bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and/or pensions paid by the ANSES, for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in its registered country of residence, (e) purchase of foreign currency (in cash) by non-resident individuals for tourism and travel expenses, up to a maximum amount of US$100 dollars, to the extent the financial entity can verify in the online system implemented by the Argentina Central Bank that the client has settled an amount equal or higher than the sum to be purchased within 90 days prior to the operation; (f) transfers to offshore bank accounts by individuals that are beneficiaries of pensions granted by the National Government pursuant to Laws Nos. 24,043, 24,411 and 25,914, as supplemented; and (g) repatriations of direct investments of non-residents in companies that are not controlling companies of local financial entities, to the extent that the capital contribution has been entered and settled through the FX Market as of October 2, 2020 and the repatriation tales place at least two years after its entry.

Access to the FX Market for savings or investments purposes of individuals

Pursuant to Section 3.8 of the FX Regulations, Argentine residents may access the FX Market for the purposes of external assets’ formation, family assistance or derivative operations (with some exceptions expressly set forth) for up to US$200 (through debits to local bank accounts) or US$100 (in cash) per person per month through all authorized exchange entities. If the access entails a transfer of the funds abroad, the destination account must be an account owned by the same person.

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

Effective as of September 16, 2020, the Argentine Central Bank ordered under Communication “A” 7106 (now reflected in Section 3.8 of the FX Regulations) that purchases in pesos made abroad with a debit card and amounts in foreign currency acquired by individuals in the FX Market as of September 1, 2020, for the payment of obligations between residents under Section 3.6 of the FX Regulations, including payments for credit card purchases in foreign currency, will be deducted, as from the subsequent calendar month, from the US$200 monthly quota. If the amount of such purchases exceeds the quota available for the following month or such quota has been already absorbed by other purchases made since September 1, 2020, such deduction will be made from the quotas of the following months until completing the amount of those purchases.

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

The relevant institution shall check the online system implemented by the Argentine Central Bank to verify whether the person has not reached the limits set for the applicable calendar month or has not exceeded them in the previous calendar month and is thus entitled to enter into the foreign exchange transaction, and shall request the customer to provide an affidavit stating that such person is not a beneficiary of any “Zero Interest-Rate Loans” contemplated in Section 9 of Decree No. 332/2020, as amended, “Subsidized Loans for Companies” and/or “Zero Interest-Rate Loans for Independent Workers Engaged in Cultural Activities”.

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

Payment of services provided by non-residents

Pursuant to Section 3.2 of the FX Regulations, residents may access the FX Market for payment of services provided by non-residents (provided that they are unrelated entities, except for expressly provided exceptions among which the payment of reinsurance premiums abroad, whose beneficiary has been admitted by the Superintendencia de Seguros de la Nación and payments for operating leases of vessels that have the authorization of the Ministry of Transportation of the Nation and are used to provide services exclusively to another unrelated resident, to the extent that the amount to be paid abroad does not exceed the amount paid by the latter net of commissions, reimbursement of expenses or other items that may be retained by the resident making the payment abroad except affiliates), as long as there is documentation to support the existence of the service, and it is verified that the operation has been declared, if applicable, in the last presentation of the External Assets and Liabilities Reporting Regime.

They must also verify that the client has the declaration made through the Integral Monitoring System for Foreign Payments of Services (SIMPES) in “APPROVED” status, with the exception of operations corresponding to services provided under concept codes S02, S03, S06, S25, S26 and S27.

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

In the case of letters of credit or guaranteed letters issued or granted as from January 7, 2022, the entity must have documentation proving that, at the time of opening or issuance by the entity, the client had the declaration made through the Integral Monitoring System for Foreign Payments of Services (SIMPES) in “APPROVED” status, with the exceptions already indicated.

Access to the FX Market for the prepayment of debts for services requires prior authorization by the Argentine Central Bank. Such approval will be also required to pay services rendered by foreign affiliates, provided, however, that the following transactions will be exempted:

Through Communication “A” 7301, as from June 14, 2021, clients will have access to make service payments to related counterparties abroad without the prior approval of the BCRA when they possess a “Certification of increase of exports of goods in 2021”.

Through Communication “A” 7348, as from August 26, 2021, clients will have access to make service payments to related foreign counterparties as from the maturity of the principal of debts outstanding as of June 30, 2021, without the prior approval of the BCRA when it has a certification from an entity in accordance with item 3.19 of FX Regulations, for the equivalent of the amount to be paid.

In addition to the above, on June 27, 2022 the BCRA issued Communication “A” 7532, which, as amended by Communication “A” 7606 dated September 15, 2022, incorporated as an additional requirement for customer transactions covered by the Integrated Monitoring System for Foreign Payments of Services (SIMPES) or the entity’s own transactions for the concepts for which the declaration in said system is required for customers, that the entity may only provide access to the FX Market to the extent that any of the following conditions are met:

(i)

the entity has an affidavit from the client stating that the cumulative amount, including the payment intended to be made, of the payments made by the client through FX Market for the items of services covered by the SIMPES, in the current calendar year and in the set of entities, does not exceed the amount arising from considering the following: i) the proportional part, accrued up to and including the current month, of the total amount of the payments made by the importer during the year 2021 for all the items covered. In the event that the latter amount is less than US$50,000, the latter amount or the annual limit, whichever is lower, shall be adopted. ii) minus the amount outstanding to date for letters of credit or guaranteed bills of exchange issued in its name by local financial institutions for the importation of services.

(ii)	the payment falls under the mechanisms provided for in points 3.18. and 3.19.

(iii)	the payment corresponds to items “S08. Insurance premium’ and ‘S09. Payment of claims

(iv)	the payment is made 180 (one hundred and eighty) calendar days after the date of the effective provision of the service.

(v)

the client accesses simultaneously with the settlement of a new financial indebtedness abroad with an average life of not less than 180 (one hundred and eighty) days and at least 50% of the capital matures after the date of effective provision of the service plus a term of 90 (ninety) days.

(vi)

the customer accesses with funds originating from a financing of imports of services granted by a local financial institution from a commercial credit line from abroad with an average life of not less than 180 (one hundred and eighty) days and at least 50% of the capital of the financing has a maturity date after the date of effective provision of the service plus a term of 90 (ninety) days.

Finally, it should be noted that section 3 of Communication A 7622 establishes that in those cases where access to the FX Market to make payments for services rendered by non-residents requires the presentation of a declaration made through SIMPES in “APPROVED” status, the entities may also accept the presentation of a declaration made in the System of Imports of the Argentine Republic and Payments of Services Abroad (“SIRASE”) in the aforementioned status.

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

Payment of imports of goods by accessing the FX Market until December 31, 2022 (extended as from January 1st, 2023, by virtue of Communication 7638 BCRA).

Section 10.11 of the FX Regulations sets forth that, for the purposes of accessing the FX Market to pay imports of goods or the principal amount of debts arising from the import of goods, legal entities and individuals shall obtain the Argentine Central Bank’s prior approval, unless any of the following situations occurs:

(a) The entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the exchange market since January 1, 2020, including the payment whose course is being requested, does not exceed in more than US$250,000, the amount that arises from considering: (i) the amount for which the importer would have access to the FX Market when computing imports of goods that are registered in its name in the SEPAIMPO and that were officialized between 1 January 2020 and the day before access to the FX Market, imports of goods associated with a declaration made through the officialized Integrated Import Monitoring System (SIMI) shall be computed to the extent that any of the conditions set out in sections 10.3.2.7.i) to 10.3.2.7. vii) of th FX Regulations; (ii) plus the amount of payments made through FX Market as from 6 July 2020 corresponding to imports of goods entered by particular request or courier which have been shipped as from 1 July 2020 or which, having been shipped prior to that date, had not arrived in the country before that date, (iii) plus the amount of payments made under points (b) to (d) below, not associated with imports covered by points (i) and (ii) of this paragraph, (iv) minus the amount outstanding for payments for imports with pending customs registration made between 1 September 2019 and 31 December 2019.

(b) In the case of a deferred payment or at sight payment of imports corresponding to operations that have been shipped as of July 1, 2020 or that, having been shipped previously, did not have arrived in the country before that date, provided any of the conditions set out in points 10.3.2.7.i) to 10.3.2.7.vii) of the FX Regulations are met.

(c) It is a payment associated with an operation not included in section b) above, to the extent that it is destined to the cancellation of a commercial debt for imports of goods with an export credit agency or a foreign financial entity or that was guaranteed by either of such entities, to the extent that the debt with such creditors arose prior to July 1, 2020 or arose from guaranteed contracts prior to that date. If the debt was acquired by such creditors after that date from a creditor other than those listed above, the payment will not be covered by the provisions of this item.

(d) It is a payment made by: i) the public sector, ii) entities in which the Argentine State has a majority participation in the capital stock or in the making of major corporate decisions or iii) trusts constituted with contributions made by the national public sector.

(e) It is an imports payment with pending customs entry registration, to be made by an entity in charge of the provision of critical drugs to be entered by private request by the beneficiary.

(f) It is an imports payment with pending customs entry registration made for the purchase of COVID-19 detection kits or other products with tariff positions that are included in the list included in Decree No. 333/2020 as amended.

(g) The financial entity has received an affidavit from the client stating that, including the advanced import payment which is being requested, plus the amounts included in a), do not exceed US$3,000,000 (three million US dollars) and that these payments are related to imports of products related to the provision of medication or other goods related to medical assistance and/or health care directed to the population or supplies that are necessary for their local preparation.

Prior to authorizing payments for imports of goods, the intervening financial entity must, in addition to requesting the client’s affidavit, verify that such statement is compatible with the existing data in the Argentine Central Bank from the online system implemented for this purpose.

(h) It is an advance payment of imports for the purchase of capital goods and the entity has received an affidavit from the client stating that, including the advanced import payment, which is being requested, the amount pending regularization for payments made under this item as of January 1, 2021, does not exceed the equivalent of US$1,000,000 (one million U.S. dollars). In the event that the amount indicated is exceeded, the following conditions must be verified: 1) the sum of the advance payments made under this item does not exceed 30.00% of the total amount of the goods to be imported; and 2) the sum of the advance payments, on demand and commercial debt without customs entry record made under this item does not exceed 80% of the total amount of the goods to be imported. For this purpose, the tariff positions classified as BK (Capital Goods) in the MERCOSUR Common Nomenclature (Decree No. 690/02 and complementary regulations) shall be considered. If capital goods and other goods that are not capital goods are paid for in the same advance payment, the payment may be channeled through this item to the extent that the former represent at least 90.00% of the total value of the goods purchased from the supplier in the transaction and the entity has a sworn statement from the customer stating that the remaining goods are spare parts, accessories or materials necessary for the operation, construction or installation of the capital goods being purchased. The intervening entity must verify compliance with the remaining requirements established for the transaction by the exchange regulations in force.

(i) It is the payment of the principal of commercial debts for the imports of goods and the client has a “Certificación de aumento de exportaciones de bienes en el año 2021” (Certification of increase of exports of goods in the year 2021), for the equivalent value of the amount to be paid.

(j) The client has a certification issued within the previous 5 (five) working days by an entity within the framework of the provisions of Section 3.19 of the FX Regulations, for the equivalent of the amount to be paid.

(k) It is a payment on demand or commercial debts without customs entry record and the following conditions are verified: 1) the operation corresponds to the importation of inputs to be used for the production of goods in the country; and 2) the payments made under this item do not exceed, in the current calendar month and for the entities as a whole, the amount obtained by considering the average amount of the imports of inputs computable for the purposes of item (a) above, in the last twelve calendar months closed, net of the amount pending regularization for payments with customs entry registration pending in a situation of delay recorded by the importer. The entity must have an affidavit from the client evidencing compliance with the above conditions, the input nature of the imports computed and also verify that the declared amount is compatible with the existing data in the BCRA from the online system implemented for such purpose. The limit set forth in 2) above, shall not apply when the client is a trust set up by a provincial government for the purpose of facilitating the acquisition of inputs by producers of goods.

The amount by which importers can access the FX Market under the conditions established within the framework for payment of imports of goods by accessing the FX Market until June 30, 2022, will be increased by the equivalent of 50.00% of the amounts that, the importer settles through the FX Market as export advances or pre-financing of exports from abroad with a minimum term of 180 days.

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

Prior to authorizing payments for imports of goods, the intervening financial entity must, in addition to requesting the client’s affidavit, verify that such statement is compatible with the existing data in the Argentine Central Bank from the online system implemented for this purpose.

The access to make the corresponding payment must be made within 5 (five) working days of the settlement of the advance or pre-financing from abroad. The entity through which the settlement was made may send the corresponding certification to the entity/s through which the client wishes to access the foreign exchange market.

In addition, it should be noted that on 13 October 2022 the BCRA issued Communication “A” 7622 (subsequently supplemented by Communications “A” 7629, 7638 and 7643) which introduced various amendments regarding access to the FX Market to make payments for imports of goods and services, respectively (hereinafter, and together with its supplements, “Communication A 7622”).

Communication A 7622 provides that, as from 17 October 2022, access to the FX Market to make payments for imports of goods may be granted to transactions associated with a declaration in the Argentine Republic’s Import System (“SIRA”) to the extent that:

a) The payment is made once the term in calendar days has expired, counted as from the date of registration of the customs entry of the goods;

b) The payment is made by means of exchange and/or arbitration against a local account in foreign currency of the customer and the SIRA declaration states that such option would be used; or

c) When it is verified that the transaction is validated in the “Single Current Account for Foreign Trade” computer system implemented by AFIP and the payment falls under any of the situations provided for in section 8 of the aforementioned rule;

d) the payment is included by the client within the amount available in each calendar year, up to the equivalent of US$ 50,000, to make payments of imports of goods in advance, on sight or deferred before the deadline foreseen in the SIRA declaration.

The possibility of using this annual limit shall be subject to its validation by the “Single Current Account for Foreign Trade” system.

Entities shall verify the requirements foreseen for each type of import payment, including those contemplated in point 3.16. of the FX Regulations, with the exception of those referring to the provisions of sections 10.11. and 10.14. and point 2.1. of Communication A 7532.

Communication A 7622 provides that access to financial entities to cancel obligations arising from letters of credit or guaranteed letters issued or granted on or after 17 October 2022, in the framework of an import transaction for which a SIRA declaration is required, shall be conditional upon the institution having documentation proving, at the time of opening or issuance by the institution, that the conditions detailed in section 4 of the rule were complied with.

Finally, section 9 of Communication A 7622 establishes several situations that will allow access to the FX Market prior to the payment term authorized in the SIRA declaration:

(i) access with funds originating from a financing of imports of goods granted by a local financial institution from a foreign credit line. Provided that the maturity of the financing is equal to or later than the estimated date of arrival of the goods in the country plus the term provided in the SIRA declaration plus 15 (fifteen) calendar days;

(ii) access to make a deferred payment to cancel a commercial debt for the importation of goods with a foreign financial institution and the maturity date of the debt is equal to or later than the estimated date of arrival of the goods in the country at the time the financing is granted plus the term provided for in the SIRA declaration plus 15 (fifteen) calendar days; oror to the payment term authorized in the SIRA declaration:

(iii) the importer has a “Certification of increase of exports of goods” for the amount for which it intends to access;

(iv) in the case of payments for imports of goods made by: i) the national public sector, ii) all business organizations, regardless of their corporate form, in which the National State has a majority shareholding in the capital or in the formation of corporate decisions and iii) trusts constituted with contributions from the national public sector;

(v) access simultaneously with the liquidation of funds in the form of advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial institutions with funding in foreign credit lines, and to the extent that the conditions set forth in sections 9.5.1., 9.5.2. and 9.5.3. of the regulation are met;

(vi) it is a payment with pending customs registration for an operation for which the presentation of a declaration in the SIRA or SIMI is not a requirement for the registration of the customs entry of the goods, to the extent that such goods are included in the situations provided for in section 8 of Communication “A” 7622 and the conditions provided for in each case are met; or

(vii) It is a payment of goods under the Import Regime for Inputs Destined to Scientific and Technological Research of Law 25.613 that is made before the minimum access date required; to the extent that the customer has the certificate of the Registry of Scientific and Technological Organisms and Entities (ROECyT) issued by the Ministry of Science, Technology and Innovation of the Nation for those goods.

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

iv. The company is in one of the following situations and meets all the conditions stipulated in each case:

1) It records direct investment contribution settled as 17.1.2020. In this case, (i) the total amount of transfers made through the FX Market for payment of dividends to non-resident shareholders may not exceed the 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the FX Market as of January 17, 2020; (ii) the access will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the aforementioned 30.00% cap; and (iii) evidence of the definitive capitalization of capital contributions must be provided or, if not available, evidence of filing of the process of registration of the capital contribution before the Public Registry shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry.

2) Profits generated in project under the “PLAN GAS”. In this case, (i) profits generated by foreign direct investment contributions entered and settled through the FX Market as from November 16, 2020, destined to the financing of projects framed within the “Plan de promoción de la producción del gas natural argentino - Esquema de oferta y demanda 2020-2024” established in Section 2 of Decree No. 892/20; (ii) the access to the FX Market occurs no earlier than two years from the date of settlement in the FX Markat of the contribution that allows the framing in this item 2; and (iii) the client must submit documentation supporting the definitive capitalization of the contribution.

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

(iii) transfers of foreign currency abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount equivalent to US$500 in any calendar month, provided that the individual provides an affidavit stating that the transfer is made to assist in the maintenance of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic;

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

(v) swap and arbitrage transactions by non-residents individual may be made without restrictions to the extent that the fonds be credited in a “Caja de ahorro para turistas” in accordance with the “Despositos de ahorrro, cuenta sueldo y especiales” regulations;

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

In addition, (i) any beneficiaries of refinancing under point 1.1.1. of the rules on “Financial services in the context of a health emergency Financial Services within the framework of the sanitary emergency provided by Decree No. 260/2020 Coronavirus (COVID-19),” until their total cancellation; (ii) the beneficiaries of “Credits at Zero Rate,” “Credits at Zero Rate 2021,” “Credits at Zero Rate Culture” or “Credits at Subsidized Rate for Companies,” provided for in points 1.1.2. and 1.1.3. of the rules on “Financial Services within the framework of the sanitary emergency provided for by Decree No. 260/2020 Coronavirus (COVID-19),” until their total cancellation; (iii) the beneficiaries of financing in pesos within Section 2 of Communication “A” 6937, Sections 2 and 3 of Communication “A” 7006, as supplemented; until their total cancellation; (iv) the beneficiaries of Section 2 of Decree No. 319/2020 and complementary and regulatory norms, for the duration of the benefit with respect to the update of the value of the installment; and (v) those persons covered by the Joint Resolution of the President of the Honorable Senado de la Nación and the President of the Honorable Cámara de Diputados de la Nación No. 12/2020 of October 1, 2020; will be prevented from selling securities issued by residents to be settled in foreign currency in Argentina or transferring such securities to foreign depositaries or swap securities issued by residents for foreign assets or the acquisition in the country with settlement in pesos of securities issued by nonresidents.

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

Export proceeds to guarantee new indebtedness

Section 7.9.5 of the FX Regulations allows for proceeds from exports of goods and services held in local or foreign financial institutions to guarantee payment of new indebtedness that has complied with the mandatory repatriation and settlement obligation, as from January 7, 2021. Funds in these accounts shall not exceed at any time 125.00% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors. Funds exceeding such amount must be repatriated and settled through the FX Market subject to the applicable foreign exchange rules.

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

Access to the FX Market for the constitution of guarantees

Residents may access the FX Market for the constitution of guarantees in connection to new indebtedness entered into as of January 7, 2021, in accordance with Section 7.9 of the FX Regulations, or in connection to local trusts created to guarantee principal and interest payments of such new indebtedness. Such guarantees are to be held in local financial institutions or, in the event of foreign indebtedness, in foreign financial institutions, in an amount equal to that established in the agreement, pursuant to the following conditions:

i. concurrently to such access, foreign currency-denominated funds are being repatriated and settled through the FX Market and/or funds credited to the correspondent account of a local financial institutions, and

ii. the guarantees shall not exceed at any time 125.00% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors.

Funds which are not applied to the payment of principal and interest, or the conservation guarantee detailed herein must be settled through the FX Market within five business days from its maturity date.

Special regime for financings under Plan Gas IV

Section 3.5.5 provides that to the extent that the Argentine Central Bank prior approval requirement is in force for access to the FX Market for the cancellation at maturity of principal and interest of financial indebtedness abroad, this requirement shall not apply to the extent that all of the following conditions are met:

(i) the destination of the funds has been the financing of projects framed in the “Plan de Promoción de la Producción del Gas Natural Argentino-Esquema de Oferta y Demanda 2020-2024” established in Section 2 of Decree No. 892/20;

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

Special regime under the investment promotion regime for exports set forth by Decree No. 234/21

On April 8, 2021, the Argentine Central Bank issued Communication “A” No. 7259 (as amended by Communication “A” 7272), incorporated in the FX Regulations in Section 7.10, that states that proceeds of exports of goods under the investment promotion regime for exports set forth by Decree No. 234/21 (the “Promotion Regime”) might be applied, in the terms set by its regulators, to the following transactions: (a) Payment of principal and interests of debts arising from import of goods and services as from the maturity date; (b) Payment of principal and interests of debts connected to foreign financial debts as from the maturity date; (c) Payment of profits and dividends corresponding to closed and audited balance sheets; and (d) Repatriation of direct investments by non-residents in companies that are not controllers of local financial entities.

Such uses shall be admitted to the extent that the following conditions are met:

1.	The amount applied does not exceed 20% of the amount in foreign currency corresponding to the permit of export whose charges are applied.

2.

The amount does not exceed 25.00% of the gross amount of foreign currency settled through the FX Market for financing the project that generated the applied exports. This gross amount will be calculated based on the foreign currency settled through the FX Market as of April 7, 2021, as (i) foreign financial debts and (ii) foreign direct investments. The settlements through the FX Market can only be computed after a year has elapsed since such settlement was carried out.

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

Section 7.10.4 states that the cases foreseen in point 1) of Section 8º bis incorporated by Decree Nº 836/21 to Decree Nº 234/21, may apply during 2 consecutive calendar years for each calendar year in which the benefit was not used, up to 40% of the value of the permits shipped during the years in which the extended benefit is used, to the extent that the annual amount applied does not exceed the equivalent to 40.00% of the gross amount of the foreign currency entered to finance the development of the project that generates the exports applied. This option may be accessed after the second calendar year has elapsed from the first foreign currency inflow that initiates the project. Said period may be computed as part of the period of non-utilization that gives rise to the use of the extended benefit. In addition to the provisions of the first paragraph of point 7.10.3. the funds may also remain in bank accounts of foreign financial entities that are not incorporated in countries or territories where the recommendations of the Financial Action Task Force are not applied or are not sufficiently applied.

Section 7.10.5 sets forth that the cases foreseen in point 2) of Section 8º bis incorporated by Decree Nº 836/21 to Decree Nº 234/21, may apply during 2 consecutive calendar years for each calendar year in which the benefit was not used, up to 60.00% of the value of the permits shipped during the years in which the extended benefit is used, to the extent that the annual amount applied does not exceed the equivalent to 60.00% of the gross amount of the foreign currency entered to finance the development of the project that generates the exports applied. This option may be accessed after the second calendar year has elapsed from the first foreign currency inflow that initiates the project. Said period may be computed as part of the period of non-utilization that gives rise to the use of the extended benefit. In addition to the provisions of the first paragraph of point 7.10.3. the funds may also remain in bank accounts of foreign financial entities that are not incorporated in countries or territories where the recommendations of the Financial Action Task Force are not applied or are not sufficiently applied.

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

Access to the FX Market for repayment of external financial indebtedness and other transactions are conditioned to the debtor’s compliance with the External Assets and Liabilities Reporting Regime. Please see “Additional Requirements Regarding Access to the Exchange Market” below

Moreover, the institutions authorized to deal in foreign exchange shall provide the Argentine Central Bank, at the end of each business day and two business days in advance, with information on transactions relative to outflows through the FX Market in daily amounts equal to or higher than the equivalent of US$50,000 (fifty thousand U.S. Dollars).

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

On January 6, 2021, the Central Bank issued Communication “A” 7200, established a new “Registry of exchange information of exporters and importers”. Communication “A” 7273 was modified on April 29, 2021, establishing that exporters and importers who, due to their degree of significance of the volumes they operate, will have to be registered in before May 31, 2021; and beginning June 1, 2021, any payments done from Argentina through the FX Market, will require the Central Bank’s prior authorization if done by obligated entities that appear as “not registered” in the Registry of exchange information of exporters and importers.

Other foreign exchange regulations

Pursuant to General Resolution No. 836/20, the CNV provided that mutual investment funds in pesos shall invest at least 75.00% of their assets in financial instruments and marketable securities issued in Argentina exclusively in local currency. General Resolution No. 838/20 clarified that such requirement is not applicable to investments in assets issued or denominated in foreign currency that are made and paid in pesos and the interest and principal amounts whereof are exclusively paid in pesos.

Under Interpretation Criterion No. 17 (referring to General Resolution No. 836/2020), the CNV established that new investments in assets issued in foreign currency may be made only if the aggregate of the assets listed in Section 78, Article XV, Chapter III, Title XVIII of the CNV Rules plus the rest of the assets issued in a currency other than pesos does not exceed 25.00% of the assets of the relevant mutual investment fund.

Pursuant to General Resolution No. 957/2023, sales transactions of securities to be settled in foreign currency and in a foreign jurisdiction will be carried out provided that a minimum holding period of one business day for securities issued under Argentine law and three business days for securities issued under foreign law is observed to be counted as from the date such securities are credited with the relevant depositary. These minimum holding periods shall not be applicable in the case of securities issued under foreign law and to be settled in a foreign jurisdiction. As regards to sales of securities to be settled in foreign currency and in a local jurisdiction, the minimum holding period will be one business day to be counted as from the date such securities are credited with the relevant depositary. These minimum holding periods shall not be applicable in the case of purchases of securities to be settled in foreign currency.

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

As regards incoming transfers, General Resolution No. 878/2020 (as amended by General Resolutions Nos. 878/2021 and 895/21) provided that securities transferred by foreign depositaries and credited with a central depositary may not be allocated to the settlement of transactions in foreign currency and in a foreign jurisdiction until three business days after such crediting into sub-account/s in the local custodian. If such securities are allocated to the settlement of transactions in foreign currency and in local jurisdiction, the minimum holding period will be two business days after such crediting into sub-account/s in the local custodian.

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

Moreover, pursuant to General Resolution No. 957/23, in order to transfer to foreign depositary entities, securities with settlement in local currency must comply with a minimum holding period of two business days, except when the accreditation to such entity is the result of the primary placement of marketable securities issued by the National Treasury or in the case of shares traded in markets regulated by the CNV.

In addition, the CNV added limits to the number of fixed income securities denominated and payable in U.S. dollars issued by the Argentine Republic sold with settlement in foreign currency and in foreign jurisdiction in the price-time priority bidding segment, for transactions that do not belong to the agents’ own portfolio. It is clarified that by Interpretative Criterion No. 75, the CNV established that the Principal Sub-accounts on behalf of the sub-accounts covered by the provisions of Section 6 of Chapter V of Title VI (“own portfolio”) of the CNV Rules and which are also qualified investors pursuant to Section 12 of Chapter VI of Title II of the CNV Rules, must comply with limits to the nominal amount of fixed income securities denominated and payable in US dollars issued by the Argentine Republic under foreign law sold with settlement in foreign currency and in foreign jurisdiction.

By means of the General Resolution No. 907/2021, the CNV substituted Section 6 above mentioned and incorporated Section 6 bis. Section 6 establishes that:

(i) In the transactions, in the segment of concurrence of offers with priority price time, of purchase and sale of fixed income securities nominated and payable in U.S. dollars issued by the Argentine Republic under Local Law, and for the set of all the principal sub-accounts and of such securities, at the closing of each calendar week it shall be observed that the amount of securities sold with settlement in foreign currency may not exceed fifty thousand (50,000) with respect to the amount of securities purchased with settlement in such currency, with this limit operating for each principal sub-account as well as for the set of principal sub-accounts owned or co-owned by the same subject; accounting the comparison between purchases and sales according to the settlement jurisdiction, local or foreign, and considering the limit established for the set of transactions with settlement in foreign currency.

(ii) Settlement and Clearing Agents and Trading Agents must verify compliance with the limit per principal sub-account. Likewise, it eliminates the limit of fifty thousand (50,000) nominals with respect to the amount of securities, issued under foreign law, purchased with settlement in such currency and jurisdiction.

Section 6 bis provides that:

(i) As a prerequisite to enter into transactions with securities with settlement in foreign currency not covered by the provisions of Section 6 above, or to transfer securities from or to foreign depository entities, not to have made sales with settlement in foreign currency, in the segment of concurrence of offers with priority price time, of securities nominated and payable in U.S. dollars, issued by the Argentine Republic under local law, in the previous 30 days and to undertake not to do so in the 30 subsequent running days.

(ii) Settlement and Clearing Agents and Trading Agents shall, prior to entering into the transactions referred to in the first paragraph of this section, require the submission of an affidavit evidencing compliance with this regulation.

In the same General Resolution No. 907/2021, the CNV issued Interpretative Criterion No. 76, by means of which certain guidelines were established.

First, in view of the provisions of Chapter V “Transitory Provisions” of Title XVIII of the CNV Rules, and considering that the limitation of Section 5 is applicable to fixed income securities denominated and payable in U.S. dollars issued by the Argentine Republic under Local Law, the Principal Subaccounts covered by the provisions of such Section must comply with the limits set forth in Article 6 and the restrictions contained in Section 6 bis above.

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

Pursuant to General Resolution No. 911/2021, the CNV substituted Section 6 above mentioned and modifies the Interpretative Criterion No. 76 previously mentioned. Section 6 now establishes that:

(i) In transactions, in the time-priority bidding segment, for the purchase and sale of fixed-income securities denominated and payable in U.S. dollars issued by the Argentine Republic under Local Law, and for all the principal sub-accounts and such marketable securities, at the close of each calendar week, the total of sales with settlement in foreign currency shall not exceed fifty thousand (50,000) nominal; this limit shall apply to each principal sub-account as well as to all principal sub-accounts owned or co-owned by the same party and to all transactions settled in foreign currency.

(ii) The Settlement and Clearing Agents and the Trading Agents shall verify compliance with the limit per principal sub-account.

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of common shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold common shares or ADSs as capital assets and does not address tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, tax exempt entities, entities and arrangements treated as partnerships and the partners therein, holders that own or are treated as owning 10.00% or more of our shares by vote or value, persons holding common shares or ADSs as part of a hedging or conversion transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days in a taxable year, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of common shares or ADSs.

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

Taxation of Dividends

Subject to the discussion below under “-Passive Foreign Investment Company,” the gross amount of any distribution of cash or property with respect to common shares or ADSs (including any amount withheld in respect of Argentine withholding taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S Holder’s taxable income as ordinary dividend income on the day on which the holder receives the dividend, in the case of common shares, or the date the ADS Depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the common shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will generally be taxed as capital gain recognized on a sale or exchange.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Dividends paid in a currency other than U.S. dollars generally will be includible in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the holder receives the dividends, in the case of common shares, or the date the ADS Depositary receives the dividends, in the case of ADSs. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency (or on behalf of) by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States. As indicated in “Item 3.D. Risk Factors-Risks Relating to our Shares and ADSs-Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, shares underlying the ADSs”, in light of the current restrictions on conversion of Argentinean currency into foreign currency, the Depositary for the ADSs may hold the Argentine pesos it cannot convert for the account of the ADS holders for a significant period of time. The subsequent conversion of such Argentinean pesos into U.S. dollars may therefore result in such income or loss. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received that is converted into U.S. dollars after it is received.

The U.S. dollar amount of dividends received by a non-corporate U.S. Holder with respect to the common shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends” and certain other requirements are met. Subject to certain exceptions for short-term and hedged positions, dividends paid on the common shares or ADSs will be treated as qualified dividends if:

•	the common shares or ADSs are readily tradable on an established securities market in the United States and
•	we were not, for the year prior to the year in which the dividend was paid, and are not, for the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

Our ADSs are listed on the NYSE, and our ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed and remain so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 or 20221 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Taxation of Dispositions of Common Shares or ADSs

Subject to the discussion below under “-Passive Foreign Investment Company,” if a U.S. Holder realizes gain or loss on the sale, exchange or other disposition of common shares or ADSs, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the common shares or ADSs have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Argentine withholding tax on dividends paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) and any Argentine tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. The application of these requirements to the Argentine tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Argentine tax on dividends is not a creditable tax or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Argentine tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Capital gain or loss recognized by a U.S. Holder on the sale or other disposition of common shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any Argentine tax imposed on the sale or other disposition of the shares generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Argentine tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares and any Argentine tax imposed on such sale or disposition.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Passive Foreign Investment Company

Special tax rules apply to U.S. Holders if we are a PFIC. In general, we will be a PFIC in a particular taxable year if, after applying certain look-through rules, either 75 percent or more of our gross income for the taxable year is passive income, or 50 percent or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 or 2022 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. The determination of whether we are a PFIC for any taxable year depends on the classification of our income and assets, our cash position and the nature of the activities performed by our officers and employees. Because this determination is made annually, it is possible that we may become a PFIC for the current taxable year or for any future taxable year due to changes in the composition of our income or assets.

If we are a PFIC for the current taxable year or for a future taxable year during which a U.S. Holder owns common shares or ADSs, the U.S. Holder will be subject to a special tax at ordinary income rates on certain “excess distributions” and on gain recognized on the sale or other disposition of such holder’s common shares or ADSs. For these purposes, distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125.00% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares or ADSs. In addition, the amount of income tax on any excess distributions or gains will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions or gains were earned ratably over the period the U.S. Holder held the common shares or ADSs. Classification as a PFIC may also have other adverse tax consequences and subject a U.S. Holder to certain reporting requirements. If we are a PFIC for our current taxable year or in future taxable years, U.S. Holders may be able to make certain elections that would mitigate the consequences of our status as a PFIC, including by electing to mark common shares or ADSs to market annually. U.S. Holders should consult their own tax advisor regarding the U.S. federal income tax considerations discussed above.

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

This summary does not purport to be a comprehensive description of all the Argentine tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this report will agree with this interpretation. In this regard, due to recent nature of certain modifications to Argentine tax law, it is not possible to determine how the relatively new regulations will be applied and/or construed by the tax authorities of Argentina. Holders are encouraged to consult their tax advisors regarding the tax treatment of our ADSs or common shares as it relates to their situation.

Income Tax

Taxation on Dividends

After the amendments introduced by Law 27,630 the taxation applicable to the distribution of dividends from Argentine Companies would be as follows:

(i) Dividends originated in profits obtained during tax periods initiated before January 1, 2018: no Argentine income tax withholding (“ITW”) would apply except for the application of the “Equalization Tax” (as defined below).

(ii) Dividends originated in profits obtained during fiscal years initiated after January 1, 2018, onward:

-Non -Argentine residents and Argentine resident individuals and undivided estates: dividends on Argentine shares would be subject to a 7% ITW on the amount of such dividends (“Dividend Tax”).

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

Argentine individuals and undivided estates located in Argentina are not allowed to offset income arising from the distribution of dividends of Argentine shares with losses arising from other type of operations.

The Dividend Tax witholding will be considered a final payment: (i) for Argentine individuals and undivided estates not registered before the Argentine tax authorities as taxpayers for income tax purposes, and (ii) for non-Argentine residents.

The equalization tax (the “Equalization Tax”) is applicable, for income accrued in tax periods initiated before January 1st, 2018, when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. In order to assess the “net accumulated taxable income” from the income calculated by the Income Tax Law, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed as a 35.00% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) would be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Equalization Tax.

Holders are encouraged to consult a tax advisor as to the Argentine income tax consequences derived from profit distributions made on ADSs or common shares.

Capital gains tax

The results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax (unless an exemption applies), regardless of the type of beneficiary who realizes the gain. Under current regulations the sale of shares in Argentine entities is subject to the following tax treatment:

-Argentine Entities: Capital gains obtained by Argentine Entities derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at the rate of 30.00% for fiscal years initiated after January 1, 2018 and up to December 31, 2020. As from fiscal periods initiated from January 1, 2021, the corporate income tax rate was amended, establishing a progressive tax rate system (rates from 25.00% to 35.00% depending on the net accumulated taxable income). The current progressive rates apply as indicated below:

Accumulated net taxable income		Shall pay Ps.	Plus %	On the amount exceeding
More than Ps.	To Ps.
Ps. 0	Ps. 14,301,209.21	Ps. 0	25%	Ps. 0
Ps. 14,301,209.21	Ps. 143,012,092.08	Ps. 3,575,302.30	30%	Ps. 14,301,209.21
Ps. 143,012,092.08	Onwards	Ps. 42,188,567.16	35%	Ps. 143,012,092.08

The amounts stated in the chart above are updated annually since January 1, 2022, based on an inflation index.

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

-Non Argentine Residents: Due to the amendments introduced to the Income Tax Law, as from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax on the capital gains derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; and/or or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. According to Section 90 of the regulatory decree of the Income Tax Law, the exemption applies to the extent the Foreign Beneficiaries reside in a “cooperative jurisdiction” and, if their funds come from “cooperative jurisdictions” (as defined below). Capital gains obtained from the sale, exchange, or other disposition of ADSs by Foreign Beneficiaries, provided that they reside in a “cooperative jurisdiction” and their funds come from “cooperative jurisdictions”, are exempt from income tax on capital gains, to the extent the underlying shares are authorized for public offering by the CNV. In case Foreign Beneficiaries conduct a conversion process of shares that do not meet the exemption requirements, into securities representing shares that are exempt from income tax pursuant to the conditions stated above, such conversion would be considered a taxable transfer for which the fair market value by the time the conversion takes place should be considered.

If the abovementioned exemption were not to apply, and the Foreign Beneficiary is resident in a “cooperative jurisdiction” and/or its funds were channeled through a “cooperative jurisdictions”, the gain derived from the disposition of common shares or ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.

For Foreign Beneficiaries resident in, or whose funds come from “non-cooperative jurisdictions”, the tax rate applicable to the sales of shares and/or ADSs is assessed at 35% on a presumed net basis of 90% of the gross sale price.

General Resolution (AFIP) N°4227/2018 provides different mechanisms to pay the applicable tax by Foreign Beneficiaries, wich would vary depending on the specific circumstances of the sale transaction. Pursuant to Section 252 of the regulatory decree of the Income Tax Law, in the cases included in the last paragraph of Section 98 of the Income Tax Law, (i.e. when the acquirer and the seller of the security involved are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities, or (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.

Holders are encouraged to consult a tax advisor as to the Argentine income tax consequences derived from holding and disposing of ADSs or common shares and whether any different treatment under a treaty to avoid double taxation could apply.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland, the UK, the United Arab Emirates, Qatar, and Uruguay. The treaties signed with China, Luxembourg, Turkey, Austria and Japan are still undergoing the respective ratification procedures. There is no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Argentina and the United Sates have signed an Intergovernmental Agreement (IGA) to facilitate implementation of the U.S. Foreign Account Tax Compliance Act (FATCA) effective from January 1, 2023, and a bilateral agreement for exchange of information upon request effective from January 1, 2019. Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

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

Holders are encouraged to consult a tax advisor as to the Argentine personal assets tax consequences derived from the holding of ADSs or common shares.

Value added tax

The sale, exchange or other disposition of our ADSs or common shares and the distribution of dividends are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.60%. There are also increased rates of 1.20% and reduced rates of 0.075%. According to Section 45 of Law N° 27,541, the applicable rate of tax on debits and credits on Argentine bank accounts (the “TDC”) is doubled for certain cash withdrawals made by certain Argentine legal entities. Owners of bank accounts subject to the general 0.60% and taxpayers subject to the 1.20% tax rate may consider 33.00% of the tax paid as a credit for income tax and or for the special contributions on cooperatives capital.  The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20.00%. Additionally, Law No. 27,264 establishes that the 100.00% of the tax paid may be considered as credit against income tax by entities that are characterized as “micro” and “small” and a 60.00% of the tax paid by those entities related to the manufacturing industry that are characterized as “medium - stage 1-” by means of Section 1 of Law No. 25,300 and its complementary ones.

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

PAIS Tax (“Impuesto para una Argentina inclusiva y solidaria”)

Law N° 27,541 establishes, on an emergency basis and for the term of five fiscal periods from the entry into force of said law (i.e. December 23,2019), a federal tax applicable to certain transactions for the purchase of foreign currency for saving purposes or without a specific destination and other operations of currency exchange and acquisition of services performed by Argentine tax residents (individuals, undivided estates, legal entities, among others). The applicable rate is, in general, 30.00%.

Investors should consider the provisions that apply to them according to their specific case.

In addition, General Resolution (AFIP) N° 4815/2020 established on the operations subject to PAIS Tax and for the taxpayers defined in Article 36 of Law N°27,541 that qualify as Argentine residents, in the terms of Article 116 and subsequent of the Income Tax Law. Said perception was modified by General Resolutions (AFIP) No. 5232/2022 and No. 5272/2022, and the percentage to be applied varies depending on the quality and amount of the operations carried out, resulting in the application of a single rate of thirty-five (35.00%) percent for those detailed in subparagraph a) of article 35 of the aforementioned Law; a single rate of forty-five (45.00%) percent for the cases listed in subparagraphs b), c), when the amount does not exceed US$300, and a perception of forty-five (45.00%) and an additional twenty-five (25%) percent for the cases contemplated in subsections b) and c) with amounts greater than US$300. This last pair of rates will also be applied to all the cases of sections d) and e) of article 35, all of them of Law No. 27,541. The perceptions will be applicable on the amounts in pesos of such operations. Said collection will have the character of payment on account and will be computable in the annual income tax return or, where appropriate, the annual personal assets tax return, corresponding to the fiscal period in which they were incurred.

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

Stamp tax may apply in some Argentine provinces to written agreements documenting the transfer of shares or ADSs that are performed or have effects within such jurisdictions.

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

At the provincial level, the Province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2023, any gratuitous transfer of property lower than or equal to Ps. 819,105 is exempt. This amount is increased to Ps. 3,410,400 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.603% to 9.513%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of ADSs or common shares could be subject to this tax.

Holders of ADSs or common shares are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.

Court tax

In the event that it becomes necessary to institute enforcement proceedings in relation to our ADSs or common shares in the federal courts of Argentina or the courts sitting in the City of Buenos Aires, a court tax (in general at a rate of 3.00%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before the Province courts.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Financial Risk Management Goals and Policies

Our principal financial liabilities comprise of bank loans and trade and other payables. The main purpose of these financial liabilities is to finance our operations. We have trade and other receivables, and cash and cash equivalents that result directly from our operations. We also have financial assets at fair value through profit and loss.

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

Interest Rate Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2022.

Interest rate sensitivity

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2022.

Foreign Currency Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2022.

Foreign currency sensitivity

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2022.

Price Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2022.

Credit Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2022.

See “Item 3.D.-Risk Factors-Risks Relating to Our Business-Our results depend largely on the compensation established by the Secretariat of Electric Energy and received from CAMMESA” and “Item 3.D.-Risk Factors-Risks Relating to the Electric Power Sector in Argentina-We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector”.

We are entitled to receive payments from CAMMESA under the Spot Sales within 42 days after the date of billing. In recent years, due to regulatory conditions in Argentina’s electric power sector that affected the profitability and economic viability of power utilities, certain WEM agents defaulted on their payments to CAMMESA, which adversely affected CAMMESA’s ability to meet its payment obligations to electric power generators, including us. As a consequence, in the past, we have seen CAMMESA pay more than 90 days after month-end, rather than the required 42 days after the date of billing. Such payment delays would result in higher working capital requirements than we would typically have to finance with our own financing sources.

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

The chart below shows the payment cycle of CAMMESA (for sales under the Spot Sales) in terms of number of days after the due date that CAMMESA took to pay the balances each month from January 2019 to December 2022.

Source: Central Puerto

Under our contracts with YPF and Terminal 6 Industrial S.A., we typically issue monthly invoices, and YPF/Terminal 6 Industrial S.A. pay them within 35 to 45 days after they are issued. Our invoices are issued in U.S. dollars) and payments are made in pesos at the exchange rate as of the date of the payment.

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

With respect to the FONINVEMEM program, after commercial authorization was granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly partial payments of our outstanding receivables from electric power sales from January 2004 through December 2007. These receivables were denominated in U.S. dollars bearing interest at LIBOR plus 1.00% (for receivables paid from the proceeds of the Manuel Belgrano plant) and 2% (for receivables paid from the proceeds of the “San Martín” power plant), and payments were made in pesos at the exchange rate as of the date of the payment.

During January and February 2020, we collected the last installments from the total 120 installments that were established by TMB and TSM agreements, respectively.

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

During 2021, we collected Ps.15.96 billion in CVO receivables, measured in current amounts as of December 31, 2022.

During 2022, we collected Ps.12.41 billion in CVO receivables, measured in current amounts as of December 31, 2022.

Liquidity Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2022.

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

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. Accordingly, we have received the following amounts from the depositary bank on the dates indicated below: (i) February 5, 2021: US$137,442.96; (ii) February 5, 2022: US$128,375.40; and (iii) February 5, 2023: US$96,022.02.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Our company, under the supervision and with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) of the Exchange Act, as of December 31, 2022.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon their evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2022, our disclosure controls and procedures were effective to provide reasonable assurance of achieving their control objectives.

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

Forestal Argentina S.A. and Masisa Forestal S.A. (currently, Loma Alta Forestal S.A.) became part of our consolidated subsidiaries as of December 27, 2022, because of its acquisition. As permitted by the SEC Staff interpretive guidance for newly acquired businesses, our management excluded Forestal Argentina S.A. and Loma Alta Forestal S.A. from the evaluation of internal control over financial reporting as of December 31, 2022. Forestal Argentina S.A. and Loma Alta Forestal S.A. represent 7.47% of our total consolidated assets and 3.47% of our consolidated liabilities as reported in our Consolidated Financial Statements for the year ended December 31, 2022. The results accrued after the acquisition date for the acquired companies are not material since the acquisition was made three days before year-end closing.

Forestal Argentina S.A. and Loma Alta Forestal S.A. will be included in the scope of the internal control model for financial reporting in 2023 and their processes and controls will be included and certified in 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2022.

(c) Attestation report of the registered public accounting firm

Reference is made to the report of Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global Limited) on page F-1 of this annual report.

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

Item 16.B Code of Ethics

We have adopted a “Code of Business Conduct” (the “code”) designed to establish guidelines with respect to professional conduct, morals and employee performance. This code applies to all directors, managers, heads and employees of the Company. The code is posted on our website at http://investors.centralpuerto.com/govdocs. In 2018, the code was amended to comply with the requirements set forth in Argentine Law No. 27.401 (the “Corporate Criminal Liability Law”), which include that the Company’s employees while dealing with public sector officers or agencies on behalf of the Company shall act with due care and shall avoid, at all times, circumstances that may be considered contrary to the public duties of such public sector officers, illicit enrichment of such public sector officers, bribery and influence-peddling, extortion and preparation of false balance sheets and reports. On March 9, 2018, our Audit Committee approved the amendment. In addition, we did not grant any waivers to the code during the year ended December 31, 2022.

Item 16.C Principal Accountant Fees and Services

Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global Limited) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2022, and 2021. The following tables sets forth the total amount billed to us and our subsidiaries for the indicated fiscal years (stated in the current measurement unit as of December 31, 2022):

	2022	2021
	(in thousands of Ps.)
Audit Fees	110,615	105,967
Tax Fees	21,543	3,506
All other fees	-	-
Total	132,158	109,473

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

Tax fees are billed for professional services related to tax compliance and tax advice for fiscal years 2022 and 2021, respectively.

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

Consequently, 100% of the services and fees rendered by our principal accountants in 2022 were approved by the Audit Committee prior to their engagement to perform such work.

Item 16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On the tale below, it is described the share repurchases made during 2022:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month October NYSE: 10/20/2022 - 10/24/2022 BYMA: 10/20/2022 - 10/24/2022	2856 17,430	US$4.14 Ps.124.48	n.a. n.a.	US$11,845.95 Ps.2,169,709.99
Month October NYSE: 10/21/2022 - 10/25/2022 BYMA: 10/21/2022 - 10/25/2022	152 5,955	US$4.24 Ps.129.34	n.a. n.a.	US$644.92 Ps.770,236.74
Month October BYMA: 10/25/2022 - 10/27/2022	985	Ps.128	n.a.	Ps.126,080
Month October BYMA: 10/26/2022 - 10/28/2022	11,435	Ps.136.19	n.a.	Ps.1,557,333.75
Month October BYMA: 10/27/2022 - 10/31/2022	6,150	Ps.139.65	n.a.	Ps.858,845.00
Month November NYSE: 11/22/2022 - 11/24/2022 BYMA: 11/22/2022 - 11/24/2022	10620 62,799	US$4.69 Ps.156.60	n.a. n.a.	US$49,901.55 Ps.9,834,041.00
Month November NYSE: 11/23/2022 - 11/25/2022 BYMA: 11/23/2022 - 11/25/2022	400 7,000	US$4.80 Ps.160.5	n.a. n.a.	US$1,920.00 Ps.1,123,500.00
Total NYSE BYMA	14028 111,754	US$4.58* Ps.147.11*	n.a. n.a.	US$64,312.42 Ps.16,439,746.48

____________

* Weighted average price.

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
303A. 02

No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company) and emphasizes that the concern is independence from management. The board is also required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.

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

The independent directors will cease to be independent after 10 years of holding its position of directors and will be restored with its status of independent three years after leaving office.

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

303A.12

(a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.

(b)* Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.

(c)* Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

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

4.7.

English translation of Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011, dated as of November 25, 2010, among the Secretariat of Energy of the Ministry of Federal Planification, Public Investment and Services, and the generators named therein (the “FONINVEMEM Arrangement for CVOSA”) (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.8.

English translation of Addendum No. 1 to the Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011, dated as of April 12, 2011, among the Secretariat of Energy of the Ministry of Federal Planification, Public Investment and Services, and the generators named therein (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.9.

English translation of Addendum No. 2 to the Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011, dated as of June 25, 2012, among the Secretariat of Energy of the Ministry of Federal Planification, Public Investment and Services, and the generators named therein (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

Exhibit Number	Description
4.10.

English translation of Final Agreement for the Management and Operation of Projects for the Reconversion of the MEM Under the Scope of Resolution No. 1427/2004 Issued by the Secretariat of Energy, as dated October 17, 2005, among the Argentine Secretariat of Energy and the generators named therein (the “FONINVEMEM Arrangement for TJSM and TMB”) (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

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

Date: April 26, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Central Puerto S.A.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Central Puerto S.A. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 26, 2023 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that relate to accounts or disclosures that are material to the financial statements, and involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of property, plant and equipment and intangible assets

Description of the Matter

As reflected in the Company´s consolidated financial statements, at December 31, 2022, the Company´s property, plant and equipment (“PP&E”) and intangible assets were Argentine pesos (“Ps.”) 197,915 million and Ps. 7,775 million, respectively. As further described in Note 2.2.8 to the consolidated financial statements, PP&E and intangible assets are tested for impairment when an existing event or one that took place after year end, and provides additional evidence of conditions that existed at the end of the reporting period, indicates than the recoverable value of the PP&E and/or intangible assets amounts may be affected. For each individual asset or cash generating unit (“CGU”) for which impairment indicators are identified, management estimates the recoverable amount for the asset or CGU, which is the higher of the fair value less costs to sell and its value in use, and compares it to the respective carrying amount. The Company estimated the fair value less cost to sell of certain Turbine based on external specialist’s valuation.

The value in use for the Company´s CGUs related to the Electric Power Generation from conventional and renewable sources operating segments, was estimated based on discounted future cash flows, which considered probability weighted scenarios. During 2022, the Company recorded a Ps. 13,990 million impairment loss on PP&E related to the Terminal 6 San Lorenzo Cogeneration Unit, the wind farm Manque and the wind farm La Genoveva, and a Ps. 33 million impairment loss on its intangible assets related to the wind farm Manque and the wind farm La Genoveva.

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

How We Addressed the Matter in our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s impairment assessment process, including controls over management’s review of the significant assumptions described above, the completeness and accuracy of the underlying data and over the consistency of the discounted cash flow model used by the Company.

To test management´s impairment evaluation, our audit procedures included, among others, assessing the methodologies used by management, testing the underlying data and involving our internal valuation specialists to assist in testing the significant assumptions discussed above and the valuation in which the Company based its determination of fair value less cost to sell. For example, we compared the significant assumptions used by management, such as expected inflation, exchange rates and future energy prices and costs, to current available economic trends data and known regulatory framework, and evaluated whether changes to the Company’s estimation model or other factors affected the significant assumptions. We also assessed historical accuracy of management’s estimates and performed sensitivity analysis to evaluate the changes in the value in use that would result from changes in the underlying assumptions and tested the arithmetical accuracy and internal logic of the discounted cash flows model. We also assessed related disclosures in the consolidated financial statements.

Accounting for business combinations

Description of the Matter

As indicated in Note 1 to the consolidated financial statements, during the year ended December 31, 2022 the Company, through its fully controlled company Proener S.A.U., has completed the acquisition of the shares of Forestal Argentina S.A. and Masisa Forestal S.A. (currently Loma Alta Forestal S.A.), for consideration paid of USD 69.4 million. This transaction was accounted for as business combination using the “acquisition method” in accordance with the requirements of IFRS 3 Business Combinations, and the Company estimated the fair value of the identifiable assets and liabilities.

Auditing the Company´s accounting for this acquisition was a complex and involved significant auditor judgement due to the significant judgments and estimates in the Company´s determination of the fair value of identified assets and liabilities of the acquired companies. The Company’s management developed these estimates internally, based on valuations by independent specialists, using the valuation techniques identified in Note 2.2.20 to the consolidated financial statements. The significant assumptions used to estimate the fair value of these assets and liabilities included discount rates and certain assumptions that form the basis of the forecasted information. These significant assumptions are forward looking and could be affected by future economic events and market conditions.

How We Addressed the Matter in our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls over accounting for business combination, including controls over the recognition and measurement of identifiable assets and liabilities. For example, we tested controls over management's evaluation of valuation models applied to identifiable assets and liabilities and we also tested management's controls over identification of acquired assets and liabilities assumed and determination of the gain from bargain purchase.

To test the accounting for business combination, we performed audit procedures that included, among others, assessing the assets and liabilities identified by inspecting the agreements, filings with the relevant authorities and legal documents relating to the purchase and obtaining an understanding of the structure of the transaction; and evaluating the procedures executed by independent specialist at the request of the Company’s management for assessing certain assets and liabilities at the date of the transaction. To test the estimated fair value of the assets and liabilities acquired, we performed audit procedures that included, among others, obtaining the reports prepared by the Company´s independent specialist; involving our valuation specialists to assist with the evaluation of the methodology and key assumptions used by the Company´s independent specialist and comparing the key assumptions used by the Company’s management with market values for transactions involving similar assets and available public information. We also assessed the Company’s disclosures in Note 2.2.20 to the consolidated financial statements.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global Limited

We have served as the Company’s auditor since 2002.

Buenos Aires, Argentina April 26, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Central Puerto S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Central Puerto S.A. internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Central Puerto S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Loma Alta Forestal S.A. and Forestal Argentina S.A., which are included in the 2022 consolidated financial statements of the Company and constituted 7.47% of total consolidated assets and 3.47% of total consolidated liabilities as of December 31, 2022, as the acquisition was effective on December 27, 2022. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Loma Alta Forestal S.A. and Forestal Argentina S.A.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Central Puerto S.A. as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes, and our report dated April 26, 2023 expressed an unqualified opinion thereon.

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

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global Limited

Buenos Aires, Argentina April 26, 2023

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME

		For the years ended December 31,
	Notes	2022	2021	2020
		ARS 000	ARS 000	ARS 000

Revenues	5	101,392,706	111,186,661	112,047,140
Cost of sales	6.1	(53,322,891)	(57,585,906)	(49,441,324)
Gross income		48,069,815	53,600,755	62,605,816

Administrative and selling expenses	6.2	(7,467,141)	(8,087,079)	(8,740,168)
Other operating income	7.1	35,913,509	21,269,586	41,452,962
Other operating expenses	7.2	(602,151)	(1,573,218)	(1,343,937)
Impairment of property, plant and equipment and intangible assets		(14,023,567)	(15,125,724)	(11,808,900)
Operating income		61,890,465	50,084,320	82,165,773

(Loss) Gain on net monetary position	2.1.2	(30,463,105)	(3,221,836)	3,408,462
Finance income	7.3	25,538,201	3,784,144	15,171,037
Finance expenses	7.4	(43,453,085)	(34,702,805)	(65,558,937)
Share of the profit of associates	3	111,534	(1,099,611)	319,751
Gain from bargain purchase	2.2.20	12,174,169	-	-
Income before income tax		25,798,179	14,844,212	35,506,086

Income tax for the year	8	(6,720,204)	(16,106,205)	(15,048,075)
Net gain (loss) income for the year		19,077,975	(1,261,993)	20,458,011

Attributable to:
- Equity holders of the parent		19,040,491	(1,445,514)	20,263,905
- Non-controlling interests		37,484	183,521	194,106
		19,077,975	(1,261,993)	20,458,011

Basic and diluted earnings per share (ARS)	9	12.65	(0.96)	13.46

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the years ended December 31,
	Notes	2022	2021	2020
		ARS 000	ARS 000	ARS 000

Net income (loss) for the year		19,077,975	(1,261,993)	20,458,011

Other comprehensive (loss) income for the year

Other comprehensive (loss) income not to be reclassified to income in subsequent periods

Remeasurement of losses from long-term employee benefits	14.3	(234,858)	755	21,966
Income tax related to remeasurement of losses from long-term employee benefits	8	82,200	(263)	(5,783)
Total other comprehensive (loss) income not to be reclassified to income in subsequent periods		(152,658)	492	16,183
Total other comprehensive (loss) income for the year		(152,658)	492	16,183
Total comprehensive income (loss) for the year		18,925,317	(1,261,501)	20,474,194

Attributable to:
- Equity holders of the parent		18,887,833	(1,445,022)	20,280,088
- Non-controlling interests		37,484	183,521	194,106
		18,925,317	(1,261,501)	20,474,194

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		12-31-2022	12-31-2021
	Notes	ARS 000	ARS 000

Assets
Non-current assets
Property, plant and equipment	11	197,914,753	215,486,695
Intangible assets	12	7,775,163	11,764,706
Biological assets		12,298,752	-
Investment in associates	3	12,157,961	12,272,695
Inventories	10	2,188,125	743,545
Other non-financial assets	14.1	245,878	670,529
Trade and other receivables	13.1	42,318,927	59,271,464
Other financial assets	13.6	1,166,408	67,937
Deferred tax asset	8	835,675	256,262
		276,901,642	300,533,833
Current assets
Biological assets		2,948,264	-
Inventories	10	6,320,325	2,819,012
Other non-financial assets	14.1	891,874	4,584,052
Trade and other receivables	13.1	43,892,015	44,321,953
Other financial assets	13.6	41,745,569	38,646,568
Cash and cash equivalents	15	9,243,771	548,787
		105,041,818	90,920,372
Total assets		381,943,460	391,454,205

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		78,266,118	78,266,118
Legal reserve		12,297,965	12,297,965
Voluntary reserve		156,000,937	161,793,029
Other equity accounts		(5,809,476)	(5,780,946)
Retained earnings		18,887,833	(1,428,842)
Equity attributable to holders of the parent		261,157,399	246,661,346
Non-controlling interests		198,008	331,371
Total equity		261,355,407	246,992,717

Non-current liabilities
Other non-financial liabilities	14.2	7,572,272	10,551,939
Loans and borrowings	13.3	45,240,939	70,480,543
Compensation and employee benefits liabilities	14.3	745,477	665,871
Provisions	17	59,373	93,849
Deferred income tax liabilities	8	24,468,302	29,559,226
		78,086,363	111,351,428
Current liabilities
Trade and other payables	13.2	7,506,672	5,301,417
Other non-financial liabilities	14.2	8,772,049	6,540,438
Loans and borrowings	13.3	18,186,024	13,273,992
Compensation and employee benefits liabilities	14.3	3,222,394	3,179,379
Income tax payable		4,768,435	4,640,132
Provisions	17	46,116	174,702
		42,501,690	33,110,060
Total liabilities		120,588,053	144,461,488
Total equity and liabilities		381,943,460	391,454,205

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to holders of the parent
	Capital stock		Retained earnings				Other
	Face value	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	Unappropriated retained earnings	accumulated comprehensive income (loss)	Non- controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2022	1,514,022	78,266,118	12,297,965	161,793,029	(5,780,946)	(1,428,842)	246,661,346	331,371	246,992,717

Net income for the year	-	-	-	-	-	19,040,491	19,040,491	37,484	19,077,975
Other comprehensive loss for the year	-	-	-	-	-	(152,658)	(152,658)	-	(152,658)
Total comprehensive income for the year	-	-	-	-	-	18,887,833	18,887,833	37,484	18,925,317

Decrease in voluntary reserve due to loss absorption	-	-	-	(1,428,842)	-	1,428,842	-	-	-
Dividends in cash	-	-	-	(4,363,250)	-	-	(4,363,250)	-	(4,363,250)
Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	-	(170,847)	(170,847)
Acquisition of owned shares (Note 13.3.10)	-	-	-	-	(28,530)	-	(28,530)	-	(28,530)
As of December 31, 2022 (1)	1,514,022	78,266,118	12,297,965	156,000,937	(5,809,476)	18,887,833	261,157,399	198,008	261,355,407

As of January 1, 2021	1,514,022	78,266,118	11,284,770	142,542,322	(5,780,946)	20,280,082	248,106,368	377,289	248,483,657

Net (loss) income for the year	-	-	-	-	-	(1,445,514)	(1,445,514)	183,521	(1,261,993)
Other comprehensive income for the year	-	-	-	-	-	492	492	-	492
Total comprehensive (loss) income for the year	-	-	-	-	-	(1,445,022)	(1,445,022)	183,521	(1,261,501)

Increase in legal reserve	-	-	1,013,195	-	-	(1,013,195)	-	-	-
Increase in voluntary reserve	-	-	-	19,250,707	-	(19,250,707)	-	-	-
Dividends in cash distributed by a subsidiary (3)	-	-	-	-	-	-	-	(229,439)	(229,439)
As of December 31, 2021 (5)	1,514,022	78,266,118	12,297,965	161,793,029	(5,780,946)	(1,428,842)	246,661,346	331,371	246,992,717

As of January 1, 2020	1,514,022	78,266,118	9,521,750	106,119,832	-	38,185,504	233,607,227	3,165,131	236,772,358

Net income for the year	-	-	-	-	-	20,263,905	20,263,905	194,106	20,458,011
Other comprehensive income for the year	-	-	-	-	-	16,183	16,183	-	16,183
Total comprehensive income for the year	-	-	-	-	-	20,280,088	20,280,088	194,106	20,474,194

Increase in legal reserve	-	-	1,763,020	-	-	(1,763,020)	-	-	-
Increase in voluntary reserve	-	-	-	36,422,490	-	(36,422,490)	-	-	-
Dividends in cash distributed by a subsidiary (4)	-	-	-	-	-	-	-	(188,053)	(188,053)
Transaction with non-controlling interest (Note 18)	-	-	-	-	(5,780,946)	-	(5,780,947)	(2,798,814)	(8,579,761)
Share-based payments	-	-	-	-	-	-	-	4,919	4,919
As of December 31, 2020 (5)	1,514,022	78,266,118	11,284,770	142,542,322	(5,780,946)	20,280,082	248,106,368	377,289	248,483,657

(1) 8,977,630 common shares are held by subsidiaries.

(2) Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 4, 2022.

(3) Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 28, 2021.

(4) Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 28, 2020.

(5) 8,851,848 common shares were held by subsidiaries.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2022	2021	2020
	ARS 000	ARS 000	ARS 000

Operating activities
Income for the year before income tax	25,798,179	14,844,212	35,506,085

Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant and equipment	15,490,504	14,877,607	10,645,650
Amortization of intangible assets	3,960,776	5,987,461	6,863,399
Impairment of property, plant and equipment and intangible assets	14,023,567	15,125,724	11,808,900
Income from sale of property, plant and equipment	(19,895)	(204,872)	-
(Recovery) discount of tax credits	(262,851)	(461,132)	88,777
Interest earned from customers	(6,652,029)	(7,033,279)	(9,136,975)
Trade and tax interests lost	-	1,216,353	1,097,073
Finance income	(25,538,201)	(3,784,144)	(15,171,037)
Finance expenses	43,453,085	34,702,805	65,558,937
Insurance recovery	(1,340,565)	-	-
Share of the profit of associates	(111,534)	1,099,611	(319,751)
Gain from bargain purchase	(12,174,169)	-	-
Material and spare parts impairments	512,183	80,557	126,240
Share-based payments	-	-	4,919
Movements in provisions, and long-term employee benefit plan expense	343,869	596,406	397,688
Foreign exchange difference for trade receivables	(27,321,040)	(13,401,746)	(32,202,239)
Loss on net monetary position	16,724,713	(1,749,119)	(36,324,267)

Working capital adjustments:
Decrease in trade and other receivables	10,039,168	7,109,567	42,649,769
Decrease (Increase) in other non-financial assets and inventories	3,390,807	(1,927,553)	1,003,257
DeDecrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(3,684,398)	(13,424,597)	(24,026,845)

Trade and tax interests paid	-	(1,216,353)	(1,097,073)
Interest received from customers	5,789,844	6,862,365	9,149,087
Income tax paid	(8,043,080)	(8,583,682)	(9,893,729)
Insurance recovery collected	1,259,255	-	-
Net cash flows provided by operating activities	55,638,188	50,716,191	56,727,865

Investing activities
Purchase of property, plant and equipment and inventories	(3,350,719)	(10,464,290)	(35,195,941)
Dividends received	281,082	273,038	414,528
Sale of property, plant and equipment	47,111	7,100,171	-
Acquisition of financial assets, net	(17,851,944)	(10,396,755)	(16,049,922)
Acquisition of subsidiaries and associates, net of cash acquired	(10,356,843)	-	-
Acquisition of owned shares	(28,530)	-	-
Net cash flows used in investing activities	(31,259,843)	(13,487,836)	(50,831,335)

Financing activities
Bank and investment accounts overdrafts received (paid), net	2,106,210	(3,136,209)	(2,067,268)
Loans paid	(8,456,183)	(25,114,239)	(9,494,938)
Loans received	-	-	12,149,081
Direct financing and loans refinancing costs	(285,267)	(678,492)	(951,103)
Interest and other financial costs paid	(6,084,130)	(8,177,416)	(10,277,688)
Dividends paid	(3,587,388)	(229,439)	(188,053)
Net cash flows used in financing activities	(16,306,758)	(37,335,795)	(10,829,969)

Increase (Decrease) in cash and cash equivalents	8,071,587	(107,440)	(4,933,439)
Exchange difference and other financial results	1,303,724	156,567	813,554
Monetary results effect on cash and cash equivalents	(680,327)	(319,778)	(1,040,422)
Cash and cash equivalents as of January 1	548,787	819,438	5,979,746
Cash and cash equivalents as of December 31	9,243,771	548,787	819,439

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

-	Our Luján de Cuyo plants are located in Luján de Cuyo, Mendoza province and have an installed capacity of 571 MW and a steam generating capacity of 125 tons per hour.

-	The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

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

-	The thermal station Brigadier López located in Sauce Viejo, Santa Fe Province, with an installed power of 280.5 MW (open-cycle operation).

-	The thermal cogeneration plant Terminal 6 - San Lorenzo located in Puerto General San Martín, Santa Fe province, with an installed power of 330 MW and 340 tn/h of steam production.

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

CENTRAL PUERTO S.A.

During 2022, within the framework of MEyM Resolution No. 281/2017, the Company was awarded the project “Parque Solar San Carlos” (solar power station) for a 10 MW power. This project will be built in San Carlos, Salta province. The estimated COD is beginning of 2024.

Finally, on December 27, 2022, Proener S.A.U., a company fully controlled by CPSA, entered into a shares purchase agreement with Masisa S.A. and Masisa Overseas S.A. (jointly, “Masisa”), one of the main forestry companies in the region. Through such agreement, Masisa sold Proener S.A.U. the total shares of its Argentine affiliates Forestal Argentina S.A. and Masisa Forestal S.A. (currently, Loma Alta Forestal S.A.), which hold the forestry assets Masisa had in the country, which consist of 72,000 hectares approximately in the Entre Ríos and Corrientes provinces, in which 43,000 hectares approximately are planted with eucalyptus and pine tree. The consideration for the shares amounted to 12,189,364 (equivalent to USD 69.4 million); the portion related to tax withholdings amounting to 1,645,564 was paid after the year-end closing.

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

The values recorded in these financial statements for the investments in TMB and TSM are included in non- current assets under other financial assets. During the year ended December 31, 2020, the Company received cash dividends from TMB and TSM for 414,528.

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

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

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

In addition, on November 9, 2021, the Secretariat of Energy established that in order to determine the Power Availability Remuneration of thermal generators under Resolution 440, a constant Utilization Factor equal to 70% had to be considered.

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

j) Secretariat of Energy Resolution No. 238/2022

On April 21, 2022, Resolution No. 238/2022 ("Resolution 238") issued by the Secretariat of Energy was published in the Official Gazette. This resolution updates remuneration prices for energy and capacity of generation units not committed on a Purchase Power Agreement, it replaces Annex I to V of the former Resolution 440 and it abolishes section 4 of Resolution No. 1037/2021, which granted an additional and temporary increase to generators remuneration. It also removes the Use Factor from the capacity payment calculation, improving revenue performance.

Resolution 238 increased by 30% the remuneration values starting February 2022, and it provided an additional 10% above the new values starting on June 2022. The Company has recorded the effects of this resolution in the statement of income for year ended December 31, 2022.

k) Secretariat of Energy Resolution No. 826/2022

On December 14, 2022, Resolution No. 826/2022 (“Resolution 826”) issued by the Secretariat of Energy was published in the Official Gazette, through which the power and energy remuneration values of the generation not committed under contracts were updated. Exhibits I to V of Resolution No. 238 were replaced therein, and a 20% retroactive increase was ordered as of September 1, 2022, as well as the following consecutive increases: 10% as from December 1, 2022, 25% as from February 1, 2023 and 28% as from August 1, 2023. The Company has recorded the effects of the first two increases established by Resolution 826 in the income statement for the fiscal year ended December 31, 2022.

CENTRAL PUERTO S.A.

l) Secretariat of Energy Resolution No. 59/2023

On February 7, 2023, Resolution No. 59/2023 (“Resolution 59”) was published in the Official Gazette whereby generators with combined cycle units are authorized to adhere to the Power Availability and Efficiency Improvement Agreement (the "Agreement") so as to foster the necessary investments for major and minor maintenance of the equipments.

Through this agreement, adhering generators commit to reach, at least, 85% of monthly average power availability in exchange of a new power and energy price formed, in part, by amounts denominated in US dollars. In the case of power, a 2,000 USD/MW-month, plus the amount in ARS corresponding to the 85% and 65% of the power value established by Resolution 826 is set for the spring/autumn and summer/winter periods, respectively. Additionally, the price for generated energy is set at 3.5 USD/MWh in case of using gas, and at 6.1 USD/MWh in case of alternative fuel (gasoil) use.

On March 17, 2023, notes were sent to CAMMESA to subscribe all the Group's combined cycle units to the Agreement. Hence, an increase in the remuneration of these units for their sales to the spot market will be obtained from the transactions since March, 2023.

2. Basis of preparation of the consolidated financial statements

2.1. Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The attached financial statements have been prepared in order to be included in a Securities and Exchange Commission (“SEC”) filing and have been approved by the Company’s Board of Directors on April 26, 2023.

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

2.1.1. Basis of consolidation

The consolidated financial statements as of December 31, 2022 and 2021 and for each of the years ended December 31, 2022, 2021 and 2020, include the financial statements of the Group formed by the parent company and its subsidiaries: Central Vuelta de Obligado S.A., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., Proener S.A.U. and its subsidiaries and CP Renovables S.A. and its subsidiaries.

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

CENTRAL PUERTO S.A.

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

2.1.2. Measuring unit

The financial statements as at December 31, 2022, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods) were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

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

Due to different macroeconomic factors, the triennial inflation in 2022 was higher than such figure, as the goals of the Argentine government, and other available projections, indicate that this trend will not revert in the short term.

So as to evaluate the mentioned quantitative condition and to restate the financial statements, the Argentine Securities Commission established that the series of indexes to be used in the IAS 29 application is the one established by the Argentine Federation of Professional Councils in Economic Sciences.

Considering the before mentioned index, the inflation was of 94.79%, 50.94% and 36.13% in the years ended December 31, 2022, 2021 and 2020, respectively.

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

As at December 31, 2022 and 2021, the Company counted with the following items measured with the current value method: the share kept in foreign currency of the items Trade and other receivables, Cash and cash equivalents, Biological assets, Loans and borrowings and Trade and other payables.

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

As at December 31, 2022 and 2021, the items subject to this restatement process were the following:

-

Non-monetary items measured at fair value of a date previous to the end of the reported period: certain machines, equipment, turbogroups and auxiliary equipment of the Property, Plant and Equipment item, which were measured at their fair value as at January 1, 2011.

-	Non-monetary items at historical cost: the remaining items of Property, Plant and Equipment, Intangible assets, Investment in associates, Inventories and Deferred income tax liabilities and assets.

(v)	When borrowing costs in non-monetary assets are capitalized in accordance with IAS 23, the share of those cost compensating the creditor for the effects of inflation is not capitalized.

The Company proceeded to the capitalization of borrowing costs as stated in Note 2.2.6.

(vi)

The restatement of the non-monetary assets in the terms of a current measurement unit at the end of the reported period without an equivalent adjustment for tax purposes leads to a temporary taxable difference and to the recognition of a deferred-tax liability whose balancing entry is recognized in the income (loss) for the period. For the next reporting period, the deferred-tax items are restated for inflation to determine the item on income (loss) for such period. In Note 8 the effects of this process are detailed.

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

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

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

The most relevant revenue source of the Group is the commercialization of energy produced in the spot market and under the energy supply agreements, CAMMESA being its main customer.

The Company recognizes its sales revenue in accordance with the availability of its machines’ effective power, the energy and steam supplied; and as balancing entry, a sales receivable is recognized, which represents the Company’s unconditional right to consideration owed by the customer. Billing for the service is monthly made by CAMMESA in accordance with the guidelines established by SEE; and compensation is usually received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it. Payments by CAMMESA related to the sale of energy and power under the spot market during each month are due 42 days following the end of such month. When payments are made after such deadline interests are collected from CAMMESA.

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

CENTRAL PUERTO S.A.

2.2.5. Taxes

Current income tax

Current income tax assets and liabilities for the year are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute those amounts are those that are enacted or substantively enacted, at the end of the reporting period. The statutory tax rate for the Group for the fiscal year 2022 is 35%.

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

CENTRAL PUERTO S.A.

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

Later on, on July 27, 2021, the Argentine Tax Authorities issued a resolution through which it implemented an infringement investigation in relation to the income tax for the irregular fiscal periods ended September 2014 and December 31, 2014, for the alleged omission included in Section 45, Law No. 11,683. On September 8, 2021, CPSA submitted the corresponding deposition and the corresponding evidence. On April 28, 2022, the Argentine Tax Authorities resolved to determine ex officio the payment of the applicable income tax for the irregular fiscal periods ended September 30, 2014 and December 31, 2014. The resolution was appealed by CPSA before the National Tax Court on May 23,2022. As of the date of the issuance of these financial statements, the proceedings are under review of the National Tax Court Authorities.

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

CENTRAL PUERTO S.A.

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

In December 2017, the Company, as merging company and continuing company of HPDA, filed a petition with the Argentine Tax Authorities for the recovery of 52,783 at historical values paid in excess by HPDA for payment of Income Tax for 2011 fiscal period. The purpose of such action is to recover the income tax paid by HPDA due to the failure to apply the adjustment for inflation mechanism aforementioned. On April 1, 2019 such claim was rejected by national fiscal authorities. Therefore, the Company filed an administrative and legal action on April 25, 2019. On September 13, 2022, the Company obtained a favorable first-instance judgment.

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

CENTRAL PUERTO S.A.

The corresponding asset is included in the item “Other non-financial assets” of Current Assets under “Income Tax Credits” and it amounts to 240,947 and 539,708 as of December 31, 2022 and 2021, respectively.

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

Electric power facilities and materials and spare parts related to the Nuevo Puerto Combined Cycle plant are depreciated on a unit-of-production basis.

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

The depreciation of the remaining property, plant and equipment is calculated on a straight-line basis over the total estimated useful lives of the assets as follows:

-	Buildings: 5 to 50 years.

-	Wind turbines: 20 years.

-	Lands are not depreciated.

-	Material and spare parts: based on the useful life of related machinery and equipment to be replaced.

CENTRAL PUERTO S.A.

-	Furniture, fixtures and equipment: 5 to 10 years.

-	Others:3 to 5 years.

-	Gas turbines and Construction in progress: they are not depreciated until they are not in conditions of being used.

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

During the years ended December 31, 2022 and 2021 the Group has not capitalized interests.

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

CENTRAL PUERTO S.A.

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

The Group bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Group’s CGU to which the individual assets are allocated. These detailed budgets and forecast calculations generally cover a five-year period. For longer periods, if applicable, a long-term growth rate may be calculated and applied to project future cash flows after the fifth year. Budgets and calculations related to Piedra del Águila hydroelectric power plant are limited to the term of the concession agreement.

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

The Group has identified indicators of potential impairment of its property, plant and equipment and its intangible assets with limited useful life, due to the evolution of the macroeconomic variables that led to an increase in interest rates. The Group has also identified indicators of potential impairment of the Company´s gas turbine due to the uncertainty about new projects that would enable the use of such turbine.

In order to measure the recoverability of its property, plant and equipment and its intangible assets with a limited useful life that present indicators of impairment, the Group estimated the value in use of such assets, except for the generating group classified as “Gas turbines”, for which the Group estimated the fair value less cost of sale. As a result of the recoverability analysis, the Group determined that the net book value of the assets related to thermal station Brigadier López, Luján de Cuyo and Nuevo Puerto combined cycle power plants, the cogeneration unit Luján de Cuyo, Piedra del Águila hydroelectric power plant, wind farms Achiras, La Castellana, La Castellana II, Los Olivos and La Genoveva II, and the generating group classified as "Gas Turbines", did not exceed their recoverable value as at December 31, 2022.

CGUs Terminal 6 San Lorenzo cogeneration unit and wind farms Manque and La Genoveva

The Group estimated that the book value of the assets related to Terminal 6 San Lorenzo cogeneration unit exceeded its recoverable value by 5,970,504. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2022 as “Impairment of property, plant and equipment and intangible assets”. The impairment was allocated on a pro-rata basis to “Electric power facilities”, “Lands and buildings” and "Others". After recognizing such impairment, the net book value of property, plant and equipment of Terminal 6 San Lorenzo cogeneration unit is 64,403,245.

CENTRAL PUERTO S.A.

In addition, the Group estimated that the book value of the assets related to wind farm Manque exceeded its recoverable value by 2,523,665. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2022 as “Impairment of property, plant and equipment and intangible assets.” The impairment was allocated on a pro-rata basis by 2,522,579 to “Wind turbines”, “Electric power facilities”, “Lands and buildings” and “Others” and by 1,086 to intangible assets. After recognizing such impairment, the net book value of property, plant and equipment and intangible assets of wind farm Manque is 10,589,294 and 4,559, respectively.

Finally, the Group estimated that the book value of the assets related to wind farm La Genoveva exceeded its recoverable value by 5,529,398. Therefore, an impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2022 as “Impairment of property, plant and equipment and intangible assets.” The impairment was allocated on a pro-rata basis by 5,496,989 to “Wind turbines”, “Electric power facilities”, “Lands and buildings” and “Others” and by 32,409 to intangible assets. After recognizing such impairment, the net book value of property, plant and equipment and intangible assets of wind farm La Genoveva is 15,868,434 y 93,557, respectively.

The Group estimated the recoverable value considering probability weighted scenarios in relation to the evolution of prices for energy and power that remunerates conventional energy generation units and in relation to the evolution of macroeconomic variables (exchange rate and inflation). This approach required preparing scenarios with different estimations of the expected cash flows considering such variables and assigning occurrence probabilities, based on the experience and expectations of the Group about the outcome of the uncertainties involved.

Key assumptions to estimate the value in use are the following:

-

Gross margin: the margin has been determined for the budgeted period (5 years) based on the energy prices arising from Resolution 826 and Resolution 59 adjusted for projections of price increases and energy supply signed agreements, whereas the cost of sale was determined based on the costs incurred in the past. The most relevant cost was the plants maintenance, which was estimated with the provisions from the agreements in force with the suppliers Siemens Energy and Vestas Argentina. Pursuant to IAS 36, growth rates were considered after the budgeted period.

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

The post-tax discount rate used for determining the value in use as of December 31, 2022 was 14.40%.

Any increase in the discount rate would result in an additional impairment loss for CGUs Terminal 6 San Lorenzo, Manque and La Genoveva.

-

Macroeconomic variables: estimated inflation and devaluation rates, as well as exchange rates, were obtained from external sources, which are well known consulting firms dedicated to the local and global economic analysis, widely experienced in the market. An increase in inflation rates over devaluation rates, regarding the variables considered for the determination of the value in use, would entail an additional impairment loss for CGUs Terminal 6 San Lorenzo, Manque and La Genoveva.

Terminal 6 San Lorenzo cogeneration unit belongs to the electric power generation from conventional sources operating segment while wind farms Manque and La Genoveva belong to the electric power generation from renewable sources operating segment.

CENTRAL PUERTO S.A.

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

At the closing of these consolidated financial statements, the financial assets of the Group at fair value through profit or loss include mutual funds, public debt securities, stocks and corporate bonds and interest rate swaps accounted under other financial assets.

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

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

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

At the closing date of these consolidated financial statements, the financial liabilities classified as loans and borrowings of the Group include Trade and other payables, and Loans and borrowings.

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

As at December 31, 2022, the Group has no hedging derivative instruments. Hence, swap contracts of interest rate and stock options contracts are measured at their current value at the closing of each period or fiscal year and are stated as assets or liabilities depending on the rights and obligations emerging from the respective contracts. In this way, changes in the accounting measure of such contracts are recognized in the consolidated statement of income under finance income or finance cost, as applicable.

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

During the year ended December 31, 2020 the expense booked in the consolidated financial statements under employee benefits expense amounts to 4,919. During years ended December 31, 2022 and 2021 no expense has been booked under employee benefits share-based expense.

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

CENTRAL PUERTO S.A.

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

The financial performance of segments is evaluated based on net income and measured consistently with the net income disclosed in the consolidated financial statements (Note 4).

CENTRAL PUERTO S.A.

2.2.19. Biological assets

Forestry plantations are measured, both on initial recognition and at the end of the reporting period, at its fair value, less costs of sale at harvest or collection point. Fair value of the plantations with no available market prices under their current condition is determined through discounted cash flows, using market discount rates.

Forestry plantations included in the harvest plan for the twelve months following the closing of the period are classified as current biological assets.

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

Goodwill is measured at cost, as excess of the transferred consideration regarding the acquired identifiable assets and the net assumed liabilities of the Group. If this consideration is lower than the fair value of the identifiable assets and of the assumed liabilities, the difference is recognized in the consolidated statement of comprehensive income. If the fair value of the net assets acquired is higher than the consideration paid, the Group reassesses whether it has properly identified all the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired in comparison to the consideration paid, then the gain is recognized in the consolidated statement of comprehensive income.

As described in Note 1, on December 27, 2022, the Company acquired the companies Forestal Argentina S.A. and Loma Alta Forestal S.A. The fair value of the identifiable assets and liabilities transferred at the date of the acquisition, which was determined in accordance with IFRS 3, is as follows:

ARS 000
Assets
Property, plant and equipment	11,707,265
Biological assets	15,247,016
Inventories	199,446
Other non-financial assets	145,093
Trade and other receivables	600,349
Other financial assets	452,997
Cash and cash equivalents	191,121

Liabilities
Trade and other payables	(211,413)
Other non-financial liabilities	(45,269)
Compensation and employee benefits liabilities	(56,762)
Deferred income tax liabilities	(3,866,310)
Total identifiable net assets measured at fair value	24,363,533

CENTRAL PUERTO S.A.

The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, the Company considers that the consideration transferred amounting to 12,189,364 is lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. The Company reassessed whether it has properly identified all the assets acquired and all the liabilities assumed and reviewed the procedures used to measure the amounts to be recognized at the acquisition date. After the reassessment there was still an excess of the fair value of the net assets acquired in comparison to the consideration paid. Therefore, the Company recognized a gain from bargain purchase amounting to 12,174,169 in the statement of income for the year ended December 31, 2022.

The Company has made a preliminary purchase price allocation and the valuation at fair value of the identifiable assets and the liabilities assumed based on an independent assessment made by an independent specialist. The fair value of the biological assets corresponding to mature plantations has been determined based on the price existing in the active market in which they operate, whereas the fair value of the biological assets corresponding to young plantations has been determined based on the discounted cash flow. The fair value of lands has been determined based on market appraisals. The deferred tax liability corresponds to the difference between the fair value of lands and their tax value. The Company is finishing to gather the necessary information to complete the assets identification and valuation process under the time-window set forth by IFRS 3.

The results accrued after the acquisition date for the acquired companies are not material since the acquisition was made three days before year-end closing. The Company does not have the necessary information to disclose the foregoing figures as if the acquisition took place at the beginning of this fiscal year.

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

Recoverability of property, plant and equipment and intangible assets:

At each closing date of the reported period, the Group evaluates if there is any sign that the property, plant and equipment and/or intangible assets with finite useful lives may have their value impaired. Impairment exists when the book value of assets related to the Cash Generating Unit (CGU) exceeds its recoverable value, which is the higher between its fair value less costs of sale of such asset and value in use. The value in use is calculated through the estimation of future cash flows discounted at their present value through a discount rate that reflects the current assessments of the market over the temporal value of money and the specific risks of each CGU. Projection calculations cover a five-year period. The recoverable value is sensitive to the used discount rate, as well as the estimated inflows and the long-term growth rate.

2.4. New standards and interpretations adopted

As from the fiscal year beginning January 1, 2022, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

CENTRAL PUERTO S.A.

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

The amendments are effective for annual periods beginning on or after January 1, 2022 and must be applied retrospectively only to items of PP&E made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments did not have a significant impact on the Group´s consolidated financial statements.

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

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and did not have a significant impact on the Group´s consolidated financial statements.

Amendments to IFRS 3 - Reference to the Conceptual Framework

In May 2020, the IASB issued amendments to IFRS 3 Business Combinations - Reference to Conceptual Framework. The amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework (the 1989 Framework) with a reference to the current version issued in March 2018 (the Conceptual Framework) without significantly changing its requirements. The amendments promote consistency in financial reporting and avoid potential confusion from having more than one version of the Conceptual Framework in use.

The amendments are effective for periods beginning on or after January 1, 2022 and must be applied retrospectively. The amendments did not have a significant impact on the Group´s consolidated financial statements.

IFRS 9 Fees in the ’10 per cent’ test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39.

An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after 1 January 2022 and has not had a significant effect on the Group´s consolidated financial statements.

IAS 41 Agriculture - Taxation in fair value measurements

The amendment deletes the requirement established in paragraph 22 of IAS 41 for entities to exclude the cash flows for taxation when measuring the fair value of the assets within the scope of application of IAS 41.

This amendment had no impact on the consolidated financial statements of the Group.

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

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer settlement
-	That a right to defer must exist at the end of the reporting period
-	That classification is unaffected by the likelihood that an entity will exercise its deferral right
-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.

The amendments are not expected to have a material impact on the Group’s financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

The Group is currently revisiting their accounting policy information disclosures to ensure consistency with the amended requirements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendments to IAS 12

In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

CENTRAL PUERTO S.A.

The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability should also be recognised for all deductible and taxable temporary differences associated with leases and decommissioning obligations.

The Group is currently assessing the impact of the amendments.

3. Investment in associates

The book value of investment in associates as of December 31, 2022 and 2021 amounts to:

	12-31-2022	12-31-2021
	ARS 000	ARS 000

ECOGAS Group (Note 3.1)	11,958,097	11,895,704
Transportadora de Gas del Mercosur S.A.	199,864	376,991
	12,157,961	12,272,695

The share of the profit of associates for the years ended December 31, 2022, 2021 and 2020 amounts to:

	2022	2021	2020
	ARS 000	ARS 000	ARS 000

ECOGAS Group (Note 3.1)	159,605	(1,010,740)	291,048
Transportadora de Gas del Mercosur S.A.	(48,071)	39,837	(46,639)
Termoeléctrica José de San Martin S.A. (Note 1.2.a)	-	(73,525)	77,456
Termoeléctrica Manuel Belgrano S.A. (Note 1.2.a)	-	(55,183)	(2,114)
	111,534	(1,099,611)	319,751

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

During April 2022 and 2021, the Group received dividends of 98,154 and 273,038, respectively, from ECOGAS Group.

On March 24, 2022 CPSA acquired a 8.599% equity interest in the related company GESER S.A.U., an entity controlled by IGCE. The purchase price was 5,125. GESER S.A.U. is a private unlisted company which is engaged in the rendering of professional services related to administrative and/or commercial activities.

3.2. Transportadora de Gas del Mercosur S.A.

The Group has a 20% interest in Transportadora de Gas del Mercosur S.A. (“TGM”). This Company has a gas pipeline that covers the area from Aldea Brasilera (in the Province of Entre Ríos) to Paso de los Libres (in the Province of Corrientes). TGM is a private unlisted company.

CENTRAL PUERTO S.A.

4. Operating segments

The following provides summarized information of the operating segments for the years ended December 31, 2022, 2021 and 2020:

2022	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1) (5)	Adjustments and Eliminations (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	80,676,265	18,261,198	53,026,157	1,752,484	(52,323,398)	101,392,706
Cost of sales	(44,936,903)	(6,486,559)	(43,060,520)	(1,476,289)	42,637,380	(53,322,891)
Administrative and selling expenses	(6,764,320)	(702,821)	(9,310,387)	-	9,310,387	(7,467,141)
Other operating income	34,097,252	1,771,992	1,366,613	44,265	(1,366,613)	35,913,509
Other operating expenses	(594,178)	(7,813)	(471,091)	(160)	471,091	(602,151)
Impairment of property, plant and equipment and intangible assets	(5,970,504)	(8,053,063)	-	-	-	(14,023,567)
Operating income	56,507,612	4,782,934	1,550,772	320,300	(1,271,153)	61,890,465

Other (expenses) income (4)	(54,469,248)	(296,049)	(4,035,737)	11,939,140	4,049,404	(42,812,490)

Net income (loss) for the segment	2,038,364	4,486,885	(2,484,965)	12,259,440	2,778,251	19,077,975
Share in the net income (loss) for the segment	2,038,364	4,486,885	290,071	12,262,655	-	19,077,975

2021	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	86,295,219	22,101,809	59,960,850	3,410,912	(60,582,129)	111,186,661
Cost of sales	(49,060,790)	(6,581,565)	(46,179,641)	(2,910,682)	47,146,772	(57,585,906)
Administrative and selling expenses	(7,035,993)	(1,051,086)	(12,106,790)	-	12,106,790	(8,087,079)
Other operating income	20,407,331	823,626	1,959,395	38,630	(1,959,396)	21,269,586
Other operating expenses	(1,593,813)	20,595	(453,332)	-	453,332	(1,573,218)
Impairment of property, plant and equipment and intangible assets	(15,125,724)	-	-	-	-	(15,125,724)
Operating income	33,886,230	15,313,379	3,180,482	538,860	(2,834,631)	50,084,320

Other (expenses) income (4)	(45,560,031)	(4,269,783)	(8,772,675)	(344,818)	7,600,994	(51,346,313)

Net (loss) income for the segment	(11,673,801)	11,043,596	(5,592,193)	194,042	4,766,363	(1,261,993)
Share in the net (loss) income for the segment	(11,673,801)	11,043,596	(939,071)	307,283	-	(1,261,993)

2020	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	87,415,727	21,180,050	84,674,960	5,186,557	(86,410,154)	112,047,140
Cost of sales	(41,752,822)	(5,542,540)	(69,274,477)	(4,202,050)	71,330,565	(49,441,324)
Administrative and selling expenses	(7,513,849)	(1,226,319)	(18,477,966)	-	18,477,966	(8,740,168)
Other operating income	40,168,359	1,284,603	2,346,097	2,482	(2,348,579)	41,452,962
Other operating expenses	(948,453)	(380,641)	(631,599)	(14,843)	631,599	(1,343,937)
Impairment of property, plant and equipment and intangible assets	(11,808,900)	-	-	-	-	(11,808,900)
Operating income	65,560,062	15,315,153	(1,362,985)	972,146	1,681,397	82,165,773

Other (expenses) income (4)	(47,890,568)	(13,689,301)	(306,482)	(148,720)	327,309	(61,707,762)

Net income (loss) for the segment	17,669,494	1,625,852	(1,669,467)	823,426	2,008,706	20,458,011
Share in the net income (loss) for the segment	17,669,494	1,625,852	514,046	648,619	-	20,458,011

(1)	Includes information from associates.
(2)	Includes income (expenses) related to resale of gas transport and distribution capacity.
(3)	Includes adjustments and eliminations related to equity method investees.
(4)	Includes finance income and expenses, net allocated to each segment.
(5)	Includes gain from bargain purchase related to the business combination described in Note 2.2.20.

CENTRAL PUERTO S.A.

Major customers

During the years ended December 31, 2022, 2021 and 2020 revenues from CAMMESA amounted to 86%, 87% and 86%, respectively, from total Group revenues.

5. Revenues

	2022	2021	2020
	ARS 000	ARS 000	ARS 000

Revenues from spot market	40,171,129	46,392,088	51,377,058
Sales under contracts	53,858,399	58,662,360	54,088,034
Steam sales	4,907,935	3,342,579	3,130,683
Resale of gas transport and distribution capacity	702,759	599,953	1,160,926
Revenues from CVO thermal plant management	1,752,484	2,189,681	2,290,439
	101,392,706	111,186,661	112,047,140

6. Operating expenses

6.1. Cost of sales

	2022		2021	2020
	ARS 000		ARS 000	ARS 000

Inventories at beginning of each year	3,562,557		4,299,670	3,209,352

Purchases and operating expenses for each year:
Purchases	15,725,055		12,028,007	10,733,127
Operating expenses (Note 6.2)	42,344,283		45,606,988	39,798,515
Transfers to property, plant and equipment, net	-		(786,202)	-
	58,069,338		56,848,793	50,531,642

Inventories at the end of each year	(8,309,004	)(1)	(3,562,557)	(4,299,670)
	53,322,891		57,585,906	49,441,324

(1) It does not include forest inventories for 199,446 that were added to the Company’s equity through the business combination described in Note 2.2.20.

6.2. Operating, administrative and selling expenses

	2022		2021		2020
Accounts	Operating expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	8,474,303	3,189,395	8,441,740	3,128,649	8,499,035	3,204,827
Other long-term employee benefits	344,514	61,077	400,917	85,584	306,943	66,126
Depreciation of property, plant and equipment	15,490,504	-	14,877,607	-	10,645,650	-
Amortization of intangible assets	3,960,776	-	5,987,461	-	6,863,399	-
Purchase of energy and power	304,640	-	375,906	-	421,733	-
Fees and compensation for services	3,046,284	2,321,151	2,729,366	2,946,448	2,761,308	2,339,528
Maintenance expenses	5,528,519	25,578	7,081,977	179,845	5,182,149	554,935
Consumption of materials and spare parts	2,441,676	-	2,244,091	-	1,505,874	-
Insurance	1,806,607	83,819	2,501,059	69,422	2,105,923	92,868
Levies and royalties	739,759	-	749,751	-	1,318,415	-
Taxes and assessments	126,970	521,346	173,569	664,387	151,569	1,039,909
Tax on bank account transactions	18,600	1,095,335	17,882	830,853	19,248	1,320,856
Others	61,131	169,440	25,662	181,891	17,269	121,119
Total	42,344,283	7,467,141	45,606,988	8,087,079	39,798,515	8,740,168

CENTRAL PUERTO S.A.

7. Other income and expenses

7.1. Other operating income

	2022		2021		2020
	ARS 000		ARS 000		ARS 000

Interest earned from customers	6,652,029	(1)	7,033,279	(1)	9,136,975	(1)
Foreign exchange difference, net	27,321,040	(2)	13,401,746	(2)	32,202,239	(2)
Insurance recovery	1,340,565		-		-
Recovery related to discount of tax credits	262,851		461,132		-
Income from sale of property, plant and equipment	19,895		204,872		-
Net recovery related to the provision for lawsuits and claims	61,722		-		-
Net recovery related to the allowance for doubtful accounts	556		-		-
Others	254,851		168,557		113,748
	35,913,509		21,269,586		41,452,962

(1)

Includes 1,773 related to receivables under FONINVEMEM I and II Agreements for the years ended December 31, 2020. It also includes 3,332,318, 3,557,446 and 4,731,187 related to CVO receivables for the years ended December 31, 2022, 2021 and 2020, respectively.

(2)

Includes 59,768 related to receivables under FONINVEMEM I and II Agreements for the years ended December 31, 2020. It also includes 25,044,457 and 13,756,448 and 29,950,182 related to CVO receivables for the years ended December 31, 2022, 2021 and 2020.

7.2. Other operating expenses

	2022	2021	2020
	ARS 000	ARS 000	ARS 000

Impairment of material and spare parts	(512,183)	(80,557)	(126,240)
Net charge related to the provision for lawsuits and claims	-	(109,905)	(24,620)
Net charge related to the allowance for doubtful accounts	-	(1,383)	(7,227)
Trade and tax interests	-	(1,216,353)	(1,097,073)
Charge related to discount of tax credits	-	-	(88,777)
Others	(89,968)	(165,020)	-
	(602,151)	(1,573,218)	(1,343,937)

7.3. Finance income

	2022	2021	2020
	ARS 000	ARS 000	ARS 000

Interest earned	551,847	75,701	378,375
Net income on financial assets at fair value through profit or loss (1)	22,468,050	2,705,880	14,792,662
Interest rate swap income	2,518,304	1,002,563	-
	25,538,201	3,784,144	15,171,037

(1)	Net of 112,580, 45,210 and 71,522 corresponding to turnover tax for the years ended December 31, 2022, 2021 and 2020, respectively.

7.4. Finance expenses

	2022	2021	2020
	ARS 000	ARS 000	ARS 000

Interest on loans	(6,309,590)	(9,176,939)	(10,711,550)
Foreign exchange differences	(36,340,863)	(24,082,386)	(50,921,022)
Bank commissions for loans and others	(802,383)	(1,442,334)	(1,526,216)
Others	(249)	(1,146)	(2,400,149)
	(43,453,085)	(34,702,805)	(65,558,937)

CENTRAL PUERTO S.A.

8. Income tax

The major components of income tax during the years ended December 31, 2022, 2021 and 2020, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	2022	2021	2020
	ARS 000	ARS 000	ARS 000

Current income tax

Income tax charge for the year	(16,479,523)	(13,271,353)	(14,201,733)
Adjustment related to current income tax for the prior year	304,874	295,242	61,124

Deferred income tax

Related to the net variation in temporary differences	9,454,445	(3,130,094)	(907,466)
Income tax	(6,720,204)	(16,106,205)	(15,048,075)

Consolidated statement of comprehensive income

	2022	2021	2020
	ARS 000	ARS 000	ARS 000

Income tax for the year related to items charged or credited directly to equity

Deferred income tax income (expense)	82,200	(263)	(5,783)
Income tax credited charged to other comprehensive income	82,200	(263)	(5,783)

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the years ended December 31, 2022, 2021 and 2020, is as follows:

	2022	2021	2020
	ARS 000	ARS 000	ARS 000

Income before income tax	25,798,179	14,844,212	35,506,085

At statutory income tax rate (1)	(9,029,362)	(5,195,475)	(10,651,825)
Share of the profit of associates	(55,539)	32,067	(19,717)
Effect related to statutory income tax rate change (Note 22)	-	(8,412,105)	1,857,589
IFRIC 23 effect	298,760	28,588	58,167
Effect related to the discount of income tax payable	1,592,771	(270,416)	581,052
Adjustment related to current income tax for the prior year	304,874	295,244	61,124
Loss on net monetary position	(3,414,907)	(1,307,240)	(7,341,580)
Unrecognized tax-loss carryforwards	(2,809,286)	(2,344,539)	-
Business combination tax effects	4,260,959	-	-
Others	2,131,526	1,067,671	407,115
Income tax for the year	(6,720,204)	(16,106,205)	(15,048,075)

(1)	The statutory income tax rate used amounts to 35% as of December 31, 2022 and 2021 and 30% as of December 31, 2020.

CENTRAL PUERTO S.A.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income from continuing operations and statement of other comprehensive income
	12-31-2022	12-31-2021	2022	2021	2020
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	8,040	13,768	(5,728)	4,245	(4,843)
Other financial assets	(101,948)	(66,941)	(35,008)	(65,789)	1,101,292
Provisions and others	(850,124)	(946,631)	96,507	(85,067)	(1,043,977)
Employee benefit liability	351,643	433,275	(81,633)	109,834	3,126
Investments in associates	(4,129,072)	(4,056,739)	(72,333)	(876,967)	(114,357)
Property, plant and equipment - Material & spare parts - Intangible assets	(12,180,928)	(13,797,678)	5,483,061	2,026,665	2,488,485
Deferred tax income	(5,382,269)	(7,283,559)	1,901,290	460,824	685,750
Tax loss carry-forward	157,711	419,022	(261,311)	(6,643,049)	441,986
Tax inflation adjustment - Asset	121,338	350,503	(229,165)	(199,211)	(1,248,143)
Tax inflation adjustment - Liability	(1,627,018)	(4,367,984)	2,740,965	2,138,158	(3,222,568)
Deferred income tax income (expense)			9,536,645	(3,130,357)	(913,249)
Deferred income tax liabilities, net	(23,632,627)	(29,302,964)

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	2022	2021	2020
	ARS 000	ARS 000	ARS 000

Deferred income tax asset	835,675	256,262	289,260
Deferred income tax liability	(24,468,302)	(29,559,226)	(26,461,867)
Deferred income tax liability, net	(23,632,627)	(29,302,964)	(26,172,607)

As of December 31, 2022, the Group holds tax loss carry-forward in its subsidiaries for 11,780,465 that could be utilized against future taxable profit from such entities. Nevertheless, the Group considered there is no certainty regarding the existence of future taxable income against which tax loss carry-forward from Proener S.A.U. and CPR for an amount of 11,329,860 can be applied. Therefore, the corresponding deferred tax asset has not been recognized.

9. Earnings per share

Earnings per share amounts are calculated by dividing net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares during the year, net number of treasury shares.

There are no transactions or items generating an effect of dilution.

CENTRAL PUERTO S.A.

The following reflects information on income and the number of shares used in the earnings per share computations:

	2022	2021	2020
	ARS 000	ARS 000	ARS 000

Income (loss) attributable to equity holders of the parent	19,040,491	(1,445,514)	20,263,905

Weighted average number of ordinary shares	1,505,044,626	1,505,170,408	1,505,170,408

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these consolidated financial statements that may produce a dilution effect.

10. Inventories

	2022	2021
	ARS 000	ARS 000
Non-current:

Materials and spare parts	3,270,647	1,313,884
Provision for obsolete inventory	(1,082,522)	(570,339)
	2,188,125	743,545
Current:

Materials and spare parts	6,100,542	2,779,396
Forest inventories	199,446	-
Fuel oil	7,461	14,534
Diesel oil	12,876	25,082
	6,320,325	2,819,012

10.1. Provision for obsolete inventory

	12-31-2022			12-31-2021
Item	At beginning	Increases	At end	At end

Inventories	570,339	512,183	1,082,522	570,339
Total 12-31-2022	570,339	512,183	1,082,522
Total 12-31-2021	489,782	80,557		570,339

CENTRAL PUERTO S.A.

11.   Property, plant and equipment

	Lands and buildings	Electric power facilities and other equipment	Wind turbines	Gas turbines	Construction in progress	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Cost

01-01-2021	28,837,418	205,604,344	68,215,112	7,506,390	60,877,646	11,713,736	382,754,646
Additions	9,775	-	-	2,821	9,878,338	233,789	10,124,723
Transfers	158,899	48,935,898	21,811	-	(48,352,045)	16,454	781,017	(2)
Disposals	-	(695,493)	-	-	-	(226,973)	(922,466)
12-31-2021	29,006,092	253,844,749	68,236,923	7,509,211	22,403,939	11,737,006	392,737,920

Additions	11,642,183	3,623	-	-	1,013,291	240,108	12,899,205	(3)
Transfers	41,367	1,021,869	-	-	(1,075,321)	7,357	(4,728	)(1)
Disposals	-	(967,340)	-	-	-	(53,373)	(1,020,713)
12-31-2022	40,689,642	253,902,901	68,236,923	7,509,211	22,341,909	11,931,098	404,611,684

	Lands and buildings	Electric power facilities and other equipment	Wind turbines	Gas turbines	Construction in progress	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Depreciation and impairment

01-01-2021	4,277,863	121,019,605	4,461,923	4,374,474	6,981,113	8,811,750	149,926,728
Depreciation for the year	841,884	10,141,748	3,433,088	-	-	460,887	14,877,607
Disposals and impairment	1,302,566	7,371,089	-	-	3,902,050	(128,815)	12,446,890
12-31-2021	6,422,313	138,532,442	7,895,011	4,374,474	10,883,163	9,143,822	177,251,225

Depreciation for the year	943,647	10,799,992	3,437,282	-	-	309,583	15,490,504
Disposals and impairment	1,186,379	6,312,391	6,316,392	-	-	140,040	13,955,202
12-31-2022	8,552,339	155,644,825	17,648,685	4,374,474	10,883,163	9,593,445	206,696,931

Net book value:
12-31-2022	32,137,303	98,258,076	50,588,238	3,134,737	11,458,746	2,337,653	197,914,753
12-31-2021	22,583,779	115,312,307	60,341,912	3,134,737	11,520,776	2,593,184	215,486,695

(1)	Transferred to intangible assets related to transmission lines and electrical substation that were transferred to electric energy transport companies.
(2)	Includes (5,185) transferred to intangible assets related to electrical substation that was transferred to electric energy transport companies and 786,202 transferred from item "Inventories".
(3)

Includes 11,642,183 belonging to lands and buildings, 3,623 belonging to machinery and equipment, and 61,459 belonging to other, that were added to the Company’s equity through the business combination described in Note 2.2.20.

CENTRAL PUERTO S.A.

12. Intangible assets

	Concession right	Transmission lines and electrical substations for wind farms		Turbogas and turbosteam supply agreements for thermal station Brigadier López	Total
	ARS 000	ARS 000		ARS 000	ARS 000
Cost

01-01-2021	48,675,033	3,966,827		24,394,937	77,036,797
Transfers	-	5,185	(1)	-	5,185
12-31-2021	48,675,033	3,972,012		24,394,937	77,041,982

Transfers	-	4,728	(1)	-	4,728
12-31-2022	48,675,033	3,976,740		24,394,937	77,046,710

Amortization and impairment

01-01-2021	42,586,716	507,518		14,113,296	57,207,530
Amortization for the year	2,029,439	198,788		3,759,234	5,987,461
Impairment	-	-		2,082,285	2,082,285
12-31-2021	44,616,155	706,306		19,954,815	65,277,276

Amortization for the year	2,029,439	198,937		1,732,400	3,960,776
Impairment	-	33,495		-	33,495
12-31-2022	46,645,594	938,738		21,687,215	69,271,547

Net book value

12-31-2021	4,058,878	3,265,706		4,440,122	11,764,706
12-31-2022	2,029,439	3,038,002		2,707,722	7,775,163

(1)	Transferred from property, plant and equipment. See below.

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

CENTRAL PUERTO S.A.

Remuneration paid by: CAMMESA;

Grant or guarantee from concession grantor: None;

Residual value: Infrastructure returned to grantor for no consideration at end of concession;

Concession end date: December 28, 2023;

IFRIC 12 accounting model: Intangible asset.

Fees and royalties: the Intergovernmental Basin Authority is entitled to a fee of 2.5% of the plant’s revenues, and the provinces of Rio Negro and Neuquén are entitled to royalties of 12% of such revenues. For the years ended December 31, 2022, 2021 and 2020, the fees and royalties amounted 739,759, 749,751 and 1,081,383, respectively and they were shown in operating expenses in the consolidated statement of income.

Contractual capital investment obligations and obligations relating to maintenance expenditure on infrastructure under concession are not significant.

Transmission lines of wind farms Achiras, La Castellana, La Genoveva, La Genoveva II and Manque

The Group finished the construction of wind farms La Castellana, Achiras, La Genoveva, La Genoveva II and Manque, whereby the Group agreed to build high and medium tension lines and the electrical substation to connect the wind farms to Sistema Argentino de Interconexión ("SADI"), a part of which were given to the companies transporting the energy; therefore, such companies are in charge of the maintenance of such transferred installations. Consequently, the Group recognized intangible assets for the works related to the construction of the described equipments.

Turbogas and turbosteam supply agreements for Thermal Station Brigadier López

During fiscal year 2019, as a result of the business combination related to the acquisition of Thermal Station Brigadier Lopez, the Group recognized an intangible asset related to turbogas and turbosteam supply agreements entered into with CAMMESA regarding Thermal Station Brigadier López.

13. Financial assets and liabilities

13.1. Trade and other receivables

	12-31-2022	12-31-2021
	ARS 000	ARS 000
Non-current:

Trade receivables - CAMMESA	42,082,559	58,525,950
Receivables from shareholders	236,325	745,431
Guarantee deposits	43	83
	42,318,927	59,271,464
Current:

Trade receivables - CAMMESA	31,748,162	31,808,122
Trade receivables - YPF S.A. and YPF Energía Eléctrica S.A.	738,018	521,711
Trade receivables - Large users	2,145,079	2,703,490
Trade receivables - Forest clients	600,349	-
Receivables from associates and other related parties	58	97
Other receivables	8,677,616	9,317,354
	43,909,282	44,350,774

Allowance for doubtful accounts - Note 13.1.1.	(17,267)	(28,821)
	43,892,015	44,321,953

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

FONINVEMEM I and II

During the year ended December 31, 2020 collections of these receivables amounted to 985,879.

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

During the years ended December 31, 2022, 2021 and 2020, collections of CVO receivables amounted to 12,406,714 and 15,964,641 and 18,518,959, respectively.

The information on the Group’s objectives and credit risk management policies is included in Note 19.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	<90 days	90-180 days	180-270 days	270-360 days	>360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

12-31-2022	86,210,942	80,081,901	6,117,248	10,065	526	81	1,121

13.1.1. Allowance for doubtful accounts

	12-31-2022						12-31-2021
Item	At beginning	Increases	Decreases		Recoveries	At end	At end

Allowance for doubtful accounts - Trade and other receivables	28,821	2,007	(10,998	)(1)	(2,563)	17,267	28,821
Total 12-31-2022	28,821	2,007	(10,998)		(2,563)	17,267
Total 12-31-2021	40,772	13,883	(13,334	)(1)	(12,500)		28,821

(1)	Loss on net monetary position.

CENTRAL PUERTO S.A.

13.2. Trade and other payables

	12-31-2022	12-31-2021
	ARS 000	ARS 000

Current:

Trade and other payables	7,382,325	5,162,280
Payables to associates and other related parties	124,347	139,137
	7,506,672	5,301,417

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 19.

For the terms and conditions of payables to related parties, refer to Note 18.

13.3. Loans and borrowings

	12-31-2022	12-31-2021
	ARS 000	ARS 000
Non-current

Long-term loans for project financing (Notes 13.3.1, 13.3.2, 13.3.3, 13.3.4, 13.3.5, 13.3.6 and 13.3.7)	45,240,939	63,236,342
Corporate bonds (Note 13.3.8)	-	6,581,094
Derivative financial liabilities not designated as hedging instrument - Interest rate swap	-	663,107
	45,240,939	70,480,543

Current

Long-term loans for project financing (Notes 13.3.1,13.3.2, 13.3.3, 13.3.4, 13.3.5, 13.3.6 and 13.3.7)	10,995,045	12,273,579
Corporate bonds (Note 13.3.8)	5,084,348	-
Derivative financial liabilities not designated as hedging instrument - Stock options	-	607,679
Derivative financial liabilities not designated as hedging instrument - Interest rate swap	-	385,607
Bank and investment accounts overdrafts	2,106,631	7,127
	18,186,024	13,273,992

13.3.1. Loans from the IIC-IFC Facility

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

As of December 31, 2022, the Group has met the requirements described in (i) and (ii) above.

As of February 16, 2023, CP La Castellana and CP Achiras has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Guarantee Agreement posted by CPSA was released.

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana and CP Achiras as follows: (i) until each project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of the CP La Castellana and CP Achiras; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras. In addition, (ii) after each project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP La Castellana, CP Achiras and CP Renovables; and (y) control of each of CP La Castellana, CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana and CP Achiras. As of December 31, 2022, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at December 31, 2022 and 2021, there are trade receivables with specific assignment for the amount of 6,584,869 and 6,798,864, respectively.

As of December 31, 2022 and 2021, the balance of these loans amounts to 18,251,124 and 22,969,439, respectively.

13.3.2. Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo cogeneration unit project.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15% and it is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of (a) as at December 31, 2019 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As at December 31, 2022, the Company has complied with that requirement.

During 2019 the disbursements for this loan were fully received for a total amount of USD 55.2 million.

As at December 31, 2022 and 2021, the balance of this loan amounts to 5,518,378 and 7,193,379, respectively.

CENTRAL PUERTO S.A.

13.3.3. Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López.

Pursuant to the agreement, this loan accrues an adjustable interest rate based on LIBOR plus a margin.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of USD 500 million. As at December 31, 2022, the Company has complied with such obligations.

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

On December 22, 2020, the Company signed an amendment to the loan, modifying, among others, the amortization schedule so as to comply with the requirements established by Communication “A” 7106, partially postponing installments becoming due in December 2020 and March 2021, extending the final payment term to June 2023, including monthly amortizations as from January 2021 until January 2022, and keeping the amortizations in the initial schedule for June, September and December 2021, each of them equal to 20% of capital. In December 2020, 40% of the installment for such month was paid, complying with the regulations in force and the abovementioned amendment. Amongst others, the amendment involves two basic points increase in the interest rates as from December 12, 2020.

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

On December 23, 2022, the Company subscribed a limited consent, by means of which the creditor financial entities agreed to the acquisition of the companies Forestal Argentina S.A. and Loma Alta Forestal S.A. by Proener S.A.U. (see Note 1). In addition, it was established that CPSA and Proener S.A.U should keep a minimum amount of “Cash and short-term investments” corresponding to the established payment in the next maturity of principal and interest.

CENTRAL PUERTO S.A.

As of the date of these financial statements, all payments established in the schedule resulting from the amendments subscribed have been made.

As at December 31, 2022 and 2021, the balance of the loan amounts to 15,846,595 and 17,942,104, respectively.

13.3.4. Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

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

As of December 31, 2022, the Group has met the requirements described in (i) and (ii) above.

Under the subscribed trust guarantee agreement, as at December 31, 2022 and 2021, there are trade receivables with specific assignment for the amounts of 1,078,697 and 743,705, respectively.

On November 22, 2019 the loan funds were fully disbursed. As at December 31, 2022 and 2021, the balance of the loan amounts to 11,527,847 and 13,826,578, respectively.

13.3.5. Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U.

On May 24, 2019, CPR Energy Solutions S.A.U. (subsidiary of CPR) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to fund the construction of the wind farm “La Castellana II”.

According to the executed agreement, this loan accrues a fixed interest rate equal to 8.5% during the first year, which will be increased 0.5% per annum until the sixty-first interest period. The loan is amortizable quarterly in 25 installments as from May 24, 2020.

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

CENTRAL PUERTO S.A.

On May 24, 2019 the loan funds were fully disbursed. As at December 31, 2022 and 2021, the balance of this loan amounts to 1,313,808 and 1,836,658, respectively.

13.3.6. Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

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

On July 23, 2019, the loan funds were fully disbursed. As of December 31, 2022 and 2021, the balance of this loan amounts to 3,778,232 and 5,323,030, respectively.

13.3.7. Financial trust corresponding to Thermal Station Brigadier López

Within the framework of the acquisition of Thermal Station Brigadier López, the Company assumed the capacity of trustor in the financial trust previously entered into by Integración Energética Argentina S.A., which was the previous owner of the thermal station. The financial debt balance at the transfer date of the thermal station was USD 154,662,725.

According to the provisions of the trust agreement, the financial debt accrues an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is higher, and it is monthly amortizable. On April 5, 2022, this loan has been paid in full. As of December 31, 2021, the balance of this loan amounted to 6,418,733.

Under the subscribed trust guarantee agreement, as at December 31, 2022 and 2021, there are trade receivables with specific assignment for the amounts of 884,757 and 1,723,446, respectively.

As of the date of these financial statements, procedures needed for the financial trust liquidation are being made.

13.3.8. CP Manque S.AU. and CP Los Olivos S.A.U. Program of Corporate Bonds

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

CENTRAL PUERTO S.A.

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

13.3.9. CPSA Notes Program

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

13.3.10. CPSA´s Shares Buyback Program

On October 13, 2022, the Company’s Board of Directors approved the creation of a program for the acquisition of shares issued by the Company as per the regulations in force, for a maximum amount of up to USD 10,000,000 or the lowest amount from the acquisition until reaching 10% of the share capital and for a 180-calendar-day period counted as from the business day following the publication of the purchase in the market’s media, which shall be subject to any term renewal or extension. The buyback procedure may be conducted by the Company and/or its subsidiaries with a daily limit for operations of up to 25% of the average volume of daily transactions for the share in the markets in which it is listed, considering to such end the previous 90 business days. The maximum price to be paid for the shares will be USD 4.60 per ADR ("American Depositary Receipt") in NYSE and up to a maximum of ARS 144 per share in BYMA. On November 9, 2022, the Company’s Board of Directors decided to increase the maximum amounts to be paid: USD 5.40 per ADR in NYSE and ARS 167 per share in BYMA.

At the date of issuance of these financial statements, the subsidiary CPR has purchased 125,782 CPSA shares for a total value of 28,530 under the program. These transactions have been booked as purchase of treasury shares according to IAS 32. Therefore, consideration paid was recognized directly in equity under "Other equity accounts".

The information on the Group’s objectives and financial risk management policies is included in Note 19.

CENTRAL PUERTO S.A.

13.4. Changes in liabilities arising from financing activities

	01-01-2022	Payments	Non-cash transactions	Disbursements	Other	12-31-2022
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Non-current liabilities

Loans and borrowings	70,480,543	-	(31,563,075)	-	6,323,471	45,240,939

Current liabilities

Loans and borrowings	13,273,992	(11,491,144)	(14,728,317)	2,104,679	29,026,814	18,186,024

	01-01-2021	Payments	Non-cash transactions	Disbursements	Other	12-31-2021
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Non-current liabilities

Loans and borrowings	90,691,315	-	(40,776,526)	-	20,565,754	70,480,543

Current liabilities

Other loans and borrowings	59,170,747	(39,518,696)	(9,807,776)	380,351	3,049,366	13,273,992

The “Non-cash transactions” column includes the income for exposure to change in purchasing power of currency (income on net monetary position), which amounted to 46,291,392 and 50,584,302 as of December 31, 2022 and 2021, respectively. The “Other” column includes the effect of reclassification of non-current portion to current due to the passage of time, the foreign exchange movement and the effect of accrued but not yet paid interest. The Group classifies interest paid as cash flows from financing activities.

13.5. Quantitative and qualitative information on fair values

Information on the fair value of financial assets and liabilities by category

The following tables is a comparison by category of the carrying amounts and the relevant fair values of financial assets and liabilities.

	Carrying amount		Fair value
	12-31-2022	12-31-2021	12-31-2022	12-31-2021
	ARS 000	ARS 000	ARS 000	ARS 000
Financial assets

Trade and other receivables	86,210,942	103,593,416	86,210,942	103,593,416
Other financial assets	42,844,040	38,646,568	42,844,040	38,646,568
Cash and cash equivalents	9,243,771	548,787	9,243,771	548,787
Total	138,298,753	142,788,771	138,298,753	142,788,771

Financial liabilities

Loans and borrowings	63,426,963	83,754,535	63,426,963	83,754,535
Total	63,426,963	83,754,535	63,426,963	83,754,535

Valuation techniques

The fair value reported in connection with the abovementioned financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

CENTRAL PUERTO S.A.

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

Fair value of loans and borrowings is similar to their book value.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, as described in Note 2.2.2, the Company’s financial assets, that were measured at fair value on recurring basis as of December 31, 2022 and 2021:

	Fair value measurement using:
12-31-2022	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	6,140,983	6,140,983	-
Public debt securities	34,815,165	34,815,165	-	-
Stocks and corporate bonds	526,671	526,671	-	-
Interest rate swap	1,361,221	-	1,361,221	-
Total financial assets measured at fair value	42,844,040	41,482,819	1,361,221	-

	Fair value measurement using:
12-31-2021	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	1,659,050	1,659,050	-	-
Public debt securities	35,494,884	35,494,884	-	-
Stocks and corporate bonds	1,492,634	1,492,634	-	-
Total financial assets measured at fair value	38,646,568	38,646,568	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments:
Interest rate swap	1,048,714	-	1,048,714	-
Stock options	607,679	607,679	-	-
Total financial liabilities measured at fair value	1,656,393	607,679	1,048,714	-

CENTRAL PUERTO S.A.

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 19.

13.6. Other financial assets

	12-31-2022	12-31-2021
	Book value	Book value
	ARS 000	ARS 000

CURRENT ASSETS

Financial assets at fair value through profit or loss

Public debt securities issued by National Government	34,815,130	18,429,760
Public debt securities - T-Bills	35	17,065,124
Mutual funds	5,981,519	1,659,050
Stocks and corporate bonds	526,671	1,492,634
Interest rate swap	422,214	-
	41,745,569	38,646,568

NON-CURRENT ASSETS

Financial assets at fair value through profit or loss

Mutual funds	159,464	-
Interest rate swap	939,007	-
	1,098,471	-
Financial assets at amortized cost

Unquoted shares:

- TSM	43,528	43,528
- TMB	24,409	24,409
	67,937	67,937
	1,166,408	67,937

The information on the objectives and financial risk management policies is included in Note 19.

CENTRAL PUERTO S.A.

13.7. Financial assets and liabilities in foreign currency

	12-31-2022					12-31-2021
Account	Currency and amount (in thousands)		Effective exchange rate (1)		Book value	Currency and amount (in thousands)		Book value
					ARS 000			ARS 000

NON-CURRENT ASSETS

Trade and other receivables	USD	237,581	177.13	(2)	42,082,318	USD	292,408	58,525,479
Other financial assets	USD	5,306	176.96		938,897	USD	-	-
					43,021,215			58,525,479

CURRENT ASSETS

Cash and cash equivalents	USD	50,869	176.96		9,001,778	USD	2,745	548,181
	EUR	2	189.26		379	EUR	2	452
Other financial assets	USD	8,983	176.96		1,589,632	USD	94,859	18,943,446
Trade and other receivables	USD	92,185	177.13	(2)	16,328,572	USD	74,032	14,817,506
	USD	29,201	176.96		5,167,409	USD	32,542	6,498,702
					32,087,770			40,808,287
					75,108,985			99,333,766

NON-CURRENT LIABILITIES

Loans and borrowings	USD	305,131	177.16		54,057,008	USD	368,241	73,681,916
					54,057,008			73,681,916

CURRENT LIABILITIES

Loans and borrowings	USD	64,439	177.16		11,416,013	USD	65,894	13,184,834
Trade and other payables	USD	9,966	177.16		1,765,577	USD	8,277	1,656,157
	EUR	144	189.92		27,348	EUR	68	15,414
					13,208,938			14,856,405
					67,265,946			88,538,321

USD: US dollar.

EUR: Euro.

(1)	At the exchange rate prevailing as of December 31, 2022 as per Banco de la Nación Argentina.
(2)	At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of December 31, 2022 as per the Argentine Central Bank.

14. Non-financial assets and liabilities

14.1. Other non-financial assets

	12-31-2022	12-31-2021
	ARS 000	ARS 000
Non-current:

Tax credits	420	122,034
Income tax credits	240,947	539,708
Prepayments to vendors	4,511	8,787
	245,878	670,529

Current:

Upfront payments of inventories purchases	252,136	142,902
Prepayment insurance	326,028	2,229,396
Tax credits	236,827	2,115,261
Other	76,883	96,493
	891,874	4,584,052

CENTRAL PUERTO S.A.

14.2. Other non-financial liabilities

	12-31-2022	12-31-2021
	ARS 000	ARS 000
Non-current:

VAT payable	7,310,088	10,170,064
Tax on bank account transactions payable	262,184	381,875
	7,572,272	10,551,939

Current:

VAT payable	5,558,488	5,901,990
Turnover tax payable	48,195	58,900
Income tax withholdings payable	1,804,845	112,945
Concession fees and royalties	53,715	84,632
Tax on bank account transactions payable	349,043	314,747
Dividends payable	946,743	-
Other	11,020	67,224
	8,772,049	6,540,438

14.3. Compensation and employee benefits liabilities

	12-31-2022	12-31-2021
	ARS 000	ARS 000
Non-current:

Employee long-term benefits	745,477	665,871

Current:

Employee long-term benefits	215,013	252,438
Vacation and statutory bonus	1,186,198	1,229,071
Contributions payable	372,374	378,121
Bonus accrual	1,381,522	1,208,022
Other	67,287	111,727
	3,222,394	3,179,379

The following tables summarize the components of net benefit expense recognized in the consolidated statement of income as long-term employee benefit plans and the changes in the long-term employee benefit liabilities recognized in the consolidated statement of financial position.

	12-31-2022	12-31-2021
	ARS 000	ARS 000
Benefit plan expenses

Cost of interest	57,259	69,041
Cost of service for the current year	284,699	402,628
Past service cost	63,352	-
Expense recognized during the year	405,310	471,669

Defined benefit obligation at beginning of year	918,308	925,034
Cost of interest	203,735	350,801
Cost of service for the current year	40,976	60,152
Past service cost	63,352	-
Actuarial losses (gains)	234,858	(755)
Benefits paid	(94,415)	(104,734)
Decrease due to gain on net monetary position	(446,881)	(312,189)
Defined benefit obligation at end of year	919,933	918,309

CENTRAL PUERTO S.A.

The main key assumptions used to determine the obligations as of year-end are as follows:

Main key assumptions used	2022	2021

Discount rate	5.50%	5.50%

Increase in the real annual salary	2.00%	2.00%

Turn over of participants	0.73%	0.73%

A one percentage point change in the discount rate applied would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2022 year-end	(72,806)	85,384
Effect on the benefit obligation as of the 2021 year-end	(70,858)	83,120

A one percentage point change in the annual salary assumed would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2022 year-end	79,533	(69,087)
Effect on the benefit obligation as of the 2021 year-end	77,317	(67,132)

As of December 31, 2022 and 2021, the Group had no assets in connection with employee benefit plans.

15. Cash and cash equivalents

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flow, cash and short-term deposits comprise the following items:

	12-31-2022	12-31-2021
	ARS 000	ARS 000

Cash at banks and on hand	9,124,319	548,787
Short-term deposits	119,452	-
	9,243,771	548,787

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

CENTRAL PUERTO S.A.

On April 30, 2021, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 1,013,195 and to allocate the remaining unappropriated earnings as of December 31, 2020 to increase the voluntary reserve by 19,250,707.

On April 29, 2022, the Shareholders´ Meeting of the Company approved that the unappropriated earnings (loss) as of December 31, 2021 amounting to 1,428,842 were absorbed into the voluntary reserve.

On December 23, 2022, the Shareholders´ Meeting of the Company decided to partially deallocate the voluntary reserve by 4,363,250 for distribution of a cash dividend.

Within the framework of the amendment to the loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC -described in Note 13.3.3-, there is a restriction for the payment of dividends until 80% of the loan’s principal and interests are paid. Thus, during 2021 no dividends could be paid, while during 2022 dividends could be paid up to USD 25 million and during 2023 dividends can be paid up to USD 20 million.

Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018, that are to be paid to Argentine resident individuals and/or non-Argentine residents, are subject to a 7% income tax withholding on the amount of such dividends.

17. Provisions

	2022						2021
Item	At beginning	Increases	Decreases		Recoveries	At end	At end
	ARS 000	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000
Current

Provision for lawsuits and claims	174,702	11,345	(66,864	)(2)	(73,067)	46,116	174,702
Total 2022	174,702	11,345	(66,864)		(73,067)	46,116
Total 2021	102,479	138,241	(37,681	)(1)	(28,337)		174,702

Non-current

Provision for wind farms dismantling	93,849	11,194	(45,670	)(1)	-	59,373	93,849
Total 2022	93,849	11,194	(45,670)		-	59,373
Total 2021	133,496	5,407	(45,054	)(1)	-		93,849

(1)	Relates to the effect of the inflation for the year.
(2)	Includes 29,039 corresponding to provision consumption and 37,825 corresponding to the effect of the inflation for the year.

CENTRAL PUERTO S.A.

18. Information on related parties

The following table provides the transactions performed for the years ended December 31, 2022, 2021 and 2020, and the accounts payable to/receivable from related parties as of December 31, 2022, 2021 and 2020:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:

Termoeléctrica José de San Martín S.A.	12-31-2022	670	-	50	-
	12-31-2021	1,124	-	97	-
	12-31-2020	1,662	-	140	-

Distribuidora de Gas Cuyana S.A. (1)	12-31-2022	17,344	1,308,847	-	117,867
	12-31-2021	-	1,087,575	-	138,069
	12-31-2020	-	1,090,614	-	81,324

Distribuidora de Gas del Centro S.A.	12-31-2022	17,344	-	-	6,480
	12-31-2021	-	-	-	-
	12-31-2020	-	-	-	-

Energía Sudamericana S.A.	12-31-2022	-	-	-	-
	12-31-2021	-	-	-	1,068
	12-31-2020	-	-	-	1,611

Related companies:

RMPE Asociados S.A. (2)	12-31-2022	503	1,379,451	8	-
	12-31-2021	579	1,651,924	-	-
	12-31-2020	746	1,600,705	-	-

Coyserv S.A.	12-31-2022	-	-	-	-
	12-31-2021	-	-	-	-
	12-31-2020	-	8,699	-	-
Total	12-31-2022	35,861	2,688,298	58	124,347
	12-31-2021	1,703	2,739,499	97	139,137
	12-31-2020	2,408	2,700,018	140	82,935

(1)	Acquisition of natural gas for our thermal station located in Mendoza province. The purchase price is set according to current regulation of the natural gas market.

(2)

Administrative, financial, commercial, human resources and general management services rendered under the terms of the management assistance agreement. The management assistance fee is calculated as a percentage of revenues.

Balances and transactions with shareholders

As at December 31, 2022 and 2021, there is a balance of 236,325 and 745,431 due from shareholders, corresponding to the tax on personal goods paid by the Company as a substitute taxpayer.

As described in Note 2.2.16, on January 18, 2017, the subsidiary CPR entered into a stock option agreement with it minority shareholder at that time.

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

This transaction was accounted for as a transaction with non-controlling interest in accordance with IFRS 10. Consequently, the difference of 5,780,946 between the book value of the non-controlling interest at the transaction date and the fair value of the consideration paid was directly recognized in equity and attributed to holders of the parent.

CENTRAL PUERTO S.A.

This way, the Group´s consolidated interest in the subsidiary CP Renovables S.A. amounts to 100% of the capital stock as at December 31, 2022, 2021 and 2020.

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the years ended December 31, 2022, 2021 and 2020, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

19. Financial risk management objectives and policies

-	Interest rate risk

Interest rate variations affect the value of assets and liabilities accruing a fixed interest rate, as well as the flow of financial assets and liabilities with floating interest rates.

The Company´s risk administration policy is defined for the purposes of reducing the effect of the purchasing power loss. During most of 2022 and 2021 net monetary positions have been assets; hence, during such period the Company sought to mitigate the risk by implementing adjustment mechanisms through interest and exchange differences. Consequently, during 2022 and 2021, item "Gain / (loss) on net monetary position” registered a net loss due to inflation-exposure of monetary items.

Interest rate sensitivity

The following table shows the sensitivity of income before income tax for the year ended December 31, 2022, to a reasonably possible change in interest rates over the portion of loans bearing interest at a variable interest rate, with all other variables held constant:

Increase in percentage	Effect on income before income tax (Loss)
ARS 000

5%	(2,965,232)

-	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to the foreign currency risk at an ARS/USD ratio, mainly due to its operating activities, the investment projects defined by the Company and the financial debt related to the bank loans mentioned in Note 13.3. The Company does not use derivative financial instruments to hedge such risk. However, as of December 31, 2022, the Company has receivables, other financial assets and cash and short-term deposits in foreign currency for USD 424,127 thousands, which exceed existing liabilities in foreign currency amounting to USD 379,690 thousands as of such date.

CENTRAL PUERTO S.A.

Foreign currency sensitivity

The following table shows the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of income before income tax as of December 31, 2022 (due to changes in the fair value of monetary assets and liabilities):

Change in USD rate	Effect on income before income tax (Income)
ARS 000

10%	786,279

-	Price risk

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

•	Trade and other receivables

The Finance Department is in charge of managing customer credit risk subject to policies, procedures and controls relating to the Group’s credit risk management. Customer receivables are regularly monitored. Although the Group has received no guarantees, it is entitled to request interruption of electric power flow if customers fail to comply with their credit obligations. In regard to credit concentration, see Note 13.1. The need to book impairment is analyzed at the end of each reporting period on an individual basis for major clients. The allowance recorded as of December 31, 2022, is deemed sufficient to cover the potential impairment in the value of trade receivables.

•	Cash and cash equivalents

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with corporate policy. Investments of surplus funds are made only with approved counterparties; in this case, the risk is limited because high-credit-rating banks are involved.

•	Public and corporate securities

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

CENTRAL PUERTO S.A.

The table below summarizes the maturity profile of the Company’s financial liabilities.

	Less than 3 months	3 to 12 months	More than a year	Total
	ARS 000	ARS 000	ARS 000	ARS 000

12-31-2022
Loans and borrowings	2,106,631	16,079,393	45,240,939	63,426,963
Trade and other payables	7,506,672	-	-	7,506,672
	9,613,303	16,079,393	45,240,939	70,933,635
12-31-2021
Loans and borrowings	607,679	12,666,314	70,480,542	83,754,535
Trade and other payables	5,301,417	-	-	5,301,417
	5,909,096	12,666,314	70,480,542	89,055,952

Guarantees

In connection with the concession right agreement described in Note 12, the Group granted a bank security to provide performance assurance of its obligations in the amount of 26,883.

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

20. Contracts, acquisitions and agreements

20.1. Maintenance and service contracts

The Group entered into long-term service agreements executed with leading global companies in the construction and maintenance of thermal generation plants, such as (i) General Electric, which is in charge of the maintenance of the Nuevo Puerto Combined Cycle plant, and part of the Mendoza based units, and (ii) Siemens Energy, which is in charge of the maintenance of the combined cycle unit based in Mendoza site, the Thermal Station Brigadier López and Luján de Cuyo and Terminal 6 San Lorenzo cogeneration units.

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

CENTRAL PUERTO S.A.

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

Regarding wind farm La Genoveva II, the Group entered into supply agreements with Aguas y Saneamiento S.A. (AYSA) for a 10-year term from the beginning of operations date of the wind farm and approximately 87.6 GWh/year volume, with PBB Polisur S.R.L. (Dow Chemical) for a term of 6 years and an estimated volume of 80 GWh/year, with INC S.A. (Carrefour) for a term of 3 years and an annual volume of 12 GWh/year, with Farm Frites for a 5-year term and 9.5 GWh/year volume and with BBVA for a 5-year term and 6 GWh/year volume.

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

CENTRAL PUERTO S.A.

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

Also, on December 27, 2017, we entered into a steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term counted as from the commencement of the cogeneration unit’s commercial operations. On September 2, 2022, an amendment to the steam supply agreement was signed, replacing the agreement previously signed in 2017, whereby, in addition to transactional adjustments, the preliminary purchase agreement for the premises in which the cogeneration power station is located was signed.

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

20.9. Shares purchase agreements with Enel Group

On February 17, 2023, Proener S.A.U. acquired 531,273,928 shares from Enel Argentina S.A., which represent 75.68% of the capital stock and votes from Enel Generación Costanera S.A. (currently, Central Costanera S.A.). The total purchase price amounted to USD 48,000,000.

Central Costanera S.A. is a listed company that owns the thermal station Central Costanera, which is located in the City of Buenos Aires. The station consists of six turbo-steam units with an installed power capacity of 1,140 MW and a combined cycle plant with an installed power capacity of 1,165 MW.

Pursuant to the CNV applicable regulations, on March 17, 2023, a mandatory tender offer ("OPA") at an equitable price with respect to the remaining outstanding shares was announced. As of the date of these financial statements, the tender offer is under analysis by the CNV and its launch is conditioned upon such regulatory approval.

CENTRAL PUERTO S.A.

This transaction shall be accounted for as a business combination using the “acquisition method” set forth in IFRS 3. As of the date of these financial statements, the Group is gathering the necessary information to make the purchase price allocation, to identify the assets acquired and liabilities assumed and to complete the valuation process of such assets and liabilities.

On February 17, 2023, Proener S.A.U. entered into a shares purchase agreement with Enel Argentina S.A. and Enel Américas S.A., by virtue of which, subject to the exercise of the preemptive right of the remaining shareholders, (i) Enel Américas S.A. has agreed to sell to Proener S.A.U. its interest in Inversora Dock Sud S.A. (“IDS”) formed by 473,671,287 shares that represent 57.14% of stock capital and votes from IDS, and (ii) Enel Argentina S.A. has agreed to sell to Proener S.A.U. its interest in Central Dock Sud S.A. (“CDS”) formed by 290,535,500 shares that represent 0.24% of capital stock and votes from CDS. IDS has a controlling interest in CDS that represents 71.78% of capital stock of CDS. The total purchase price for both holdings amounts to USD 54,000,000. On March 17, 2023, Proener S.A.U. has been informed by Enel Argentina S.A. and Enel Américas S.A. that the remaining shareholders have decided to exercise their preemptive right. Hence, the Company did not execute the CDS and IDS shares purchase.

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

Particularly, as from September 16, 2020, Communication “A” 7106 established, among other measures referred to human persons, the need for refinancing the international financial indebtedness for those loans from the non-financial private sector with a creditor not being a related counterparty of the debtor expiring between October 15, 2020 and March 31, 2021. The affected legal entities were to submit before the Central Bank a refinancing plan under certain criteria: that the net amount for which the foreign exchange market was to be accessed in the original terms did not exceed 40% of the capital amount due for that period and that the remaining capital had been, as a minimum, refinanced with a new external indebtedness with an average life of 2 years. This point shall not be applicable when indebtedness is taken from international entities and official credit agencies, among others. On February 25, 2021, through Communication “A” 7230, BCRA broadened the regulation scope to all those debt installments higher than USD 2 million becoming due between April 1 and December 31, 2021. The effects of these regulations for the Company are described in Note 13.3.3. Moreover, on March 3, 2022 and October 13, 2022, through Communications “A” 7466 and "A" 7621, BCRA broadened the regulation scope to all those debt installments higher than USD 2 million becoming due until December 31, 2022 and December 31, 2023, respectively. These updates had no effect on the Company.

CENTRAL PUERTO S.A.

As of the date of issuance of these financial statements, restrictions imposed by BCRA have been increased, due to additional restrictions established both for imports payment and foreign exchange market operation.

Income Tax

On June 16, 2021, the Argentine Executive Power passed Law No. 27630, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes payment of the tax based on a structure of staggered rates regarding the level of accumulated taxable net income. The scale consists of three segments: 25% up to an accumulated taxable net income of 5 million Ps.; 30% for the excess of such amount up to 50 million Ps.; and 35% for the excess of such amount. The estimated amounts in this scale will be annually adjusted as from January 1, 2022, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year. As a result of this update, for fiscal year 2022 the applicable scale is the following: 25% up to an accumulated taxable net income of 7.6 million Ps.; 30% for the excess of such amount up to 76 million Ps.; and 35% for the excess of such amount.

23. Subsequent events

No facts or operations, other than disclosed, occurred between the closing date of the fiscal year and the date of issuance of these financial statements that may significantly affect such financial statements.

