Form 20-F
period 2023-12-31
CENTRAL PUERTO S.A.
filed 2024-04-29
CIK 1717161

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 20-F

_______________________

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________.

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________.

Commission file number 001-38376

_______________________

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

_______________________

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

Title of each class	Outstanding at December 31, 2023
Common shares, nominal value Ps.1.00 per share	1,514,022,256

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒             No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐            No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections. Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒           No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes ☐             No ☐

iv

v

CERTAIN DEFINITIONS

In this annual report, except where otherwise indicated or where the context otherwise requires:

•	“Argentine Corporate Law” refers to Law No. 19,550, as amended;
•	“Authorized Generators” refers to electricity generators that do not have contracts in the term market in any of its methods;
•	“BCRA” refers to the Argentine Central Bank.
•	“BYMA” refers to Bolsas y Mercados Argentinos S.A.;
•	“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima. See “Item 4.B, Business Overview— The Argentine Electric Power Sector—General Overview of Legal Framework—CAMMESA;”
•	“CNV” refers to the Comisión Nacional de Valores, the Argentine Securities Commission;
•	“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;
•	“CTM” refers to Centrales Térmicas Mendoza S.A.;
•	“CVO” refers to the thermal plant Central Vuelta de Obligado;
•	“CVO Agreement” refers to the Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011” executed on November 25, 2010 among the Secretariat of Energy (“SE”) and Central Puerto along with other electric power generators;
•	“CVOSA” refers to Central Vuelta de Obligado S.A.;
•	“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”) and Distribuidora de Gas del Centro (“DGCE”);
•	“Spot Sales” previously known as “Energía Base,” refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and supplemented by Res. 19/17, Res. 1/19, Res. 31/20, Res. 440/21, Res. 238/22, Res. 826/22, Res. 59/23, Res. 750/23, Res. 869/23 and, more recently, Res. 9/24 (as defined below) (see details in “Item 45.B, Business Overview—The Argentine Electric Power Sector. Operating Results— Spot Sales (also known as Energía Base) — Resolution 1/19, amended by Resolution 31/20 and subsequent regulations”);”
•	“Energía Plus” refers to the regulatory framework established under Resolution SE No. 1281/06, as amended. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Energía Plus;”
•	“FODER” refers to Fondo para el Desarrollo de Energías Renovables (Fund for the Development of Renewable Energies). See “Item 4.B, Business Overview—The Argentine Electric Power Sector —Structure of the Industry—Renewable Energy Program;”
•	“FONINVEMEM” or “FONI” refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and similar programs, including the CVO Agreement. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—The FONINVEMEM and Similar Programs;”
•	“FONINVEMEM Plants” refers to the plants José de San Martín, Manuel Belgrano and Vuelta de Obligado;
•	“FX Market” refers to the foreign exchange market;
•	“HPDA” refers Hidroeléctrica Piedra del Águila S.A., the corporation that previously owned the Piedra del Águila plant;
•	“IEASA” refers to Integración Energética Argentina S.A.;
•	“IGCE” refers to Inversora de Gas del Centro S.A.;
•	“IGCU” refers to Inversora de Gas Cuyana S.A.;
•	“La Plata Plant Sale” refers to the sale of the La Plata plant to YPF EE, effective as of January 5, 2018. For further information on the La Plata Plant Sale, see “Item 4.A. History and development of the Company—La Plata Plant Sale;”
•	“La Plata Plant Sale Effective Date” is January 5, 2018. For further information on the La Plata Plant Sale Effective Date, see “Item 4.A. History and development of the Company—La Plata Plant Sale;”
•	“LPC” refers to La Plata Cogeneración S.A., the corporation that owned the La Plata plant prior to us;
•	“LVFVD” refers to liquidaciones de venta con fecha de vencimientos a definir, or receivables from CAMMESA without a fixed due date. See “Item 4.B, Business Overview—FONINVEMEM and Similar Programs;”
•	“MATER” refers to Term Market for Renewable Energy set forth under Resolution No. 281-E/17;
•	“PPA” refers to Power Purchase Agreements, power capacity and energy supply agreements for a defined period of time or energy quantity;

vi

•

“Resolution 19/17” or “Res. 19/17” refers to the Resolution No. 19-E/17 issued on February 2, 2017, by the former Secretariat of Electric Energy of the former National Ministry of Energy and Mining by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from February 1, 2017, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM

•

“Resolution 1/19” or Res. 1/19 refers to the Resolution No. 1/19 issued on March 1, 2019, by the former Secretariat of Renewable Resources and Electric Market of the former National Ministry of Treasury (“SRRyME,” for its acronym in Spanish) by which the Secretariat abrogated Res. 19/17 and modified the remuneration scheme (for capacity and energy) applicable to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;

•

“Resolution 31/20” or “Res. 31/20” refers to the Resolution No. 31/20 issued on February 27, 2020, by the Secretariat of Energy of the former National Ministry of Production Development by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from February 1, 2020, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;

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

•

“Resolution 750/23” or “Res. 750/23” refers to the Resolution No. 750/23 issued on September 9, 2023, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from September 1, 2023, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;

•

“Resolution 869/23” or “Res.869/23” refers to the Resolution No. 869/23 issued on October 27, 2023, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from November 1, 2023, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;

•

“Resolution 9/24” or “Res.9/24” refers to the Resolution No. 9/24 issued on February 7, 2024, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from February 1, 2024, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;

•	“SADI” refers to the Argentine Interconnection System;
•

“Sales under contracts” refers collectively to (i) term market sales of energy under contracts with private and public sector counterparties, (ii) sales of energy sold under the Energía Plus and (iii) sales of energy under the RenovAr Program;

•	“SE” refers to the Secretariat of Energy;
•	“SEE” refers to the former Secretariat of Electric Energy;
•

“Spot market” refers to energy sold by generators to the WEM and remunerated by CAMMESA pursuant to the framework in place prior to the Spot Sales. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Electricity Dispatch and Spot Market Pricing prior to Resolution of the Secretariat of Energy No. 95/13;”

•	“T6” refers to Terminal 6 Industrial S.A., a company engaged in soybean crushing and biodiesel and refined glycerin production;
•	“YPF” refers to YPF S.A., Argentina’s state-owned oil and gas company;
•	“YPF EE” refers to YPF Energía Eléctrica S.A., a subsidiary of YPF; and
•

“WEM” refers to the Argentine Mercado Eléctrico Mayorista, the wholesale electric power market. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—General Overview of Legal Framework—CAMMESA”.

vii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We maintain our financial books and records and publish our consolidated financial statements (as defined below) in Argentine pesos, which is our functional currency. This annual report contains our audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the years ended December 31, 2023, 2022, and 2021 (our “Audited Consolidated Financial Statements”), which were approved by Company's management on April 29, 2024.

We prepare our Audited Consolidated Financial Statements in Argentine pesos and in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

In accordance with IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is the currency of a hyperinflationary economy. To define a hyperinflationary state, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. Such conditions remained during 2021, 2022 and 2023. See “Risks Relating to Argentina. As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries”.

Therefore, our Audited Consolidated Financial Statements included herein, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of our functional currency (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV. Consequently, the consolidated financial statements are stated in the current measurement unit as of December 31, 2023. The information included in our Audited Consolidated Financial Statements is not comparable to the consolidated financial statements previously published by us. For further information, see “Item 5.A. Operating Results-Factors Affecting our Results of Operations-Inflation” and Note 2.1.2 to our Audited Consolidated Financial Statements.

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

Solely for the convenience of the reader, we have translated certain amounts included in this annual report from pesos into U.S. dollars, unless otherwise indicated, using the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina for wire transfers (divisas) as of December 31, 2023, of Ps.808.45 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed to represent that the peso amounts have been, or could have been or could be, converted into U.S. dollars at such rates or at any other rate. See “Item 3.A. Selected Financial Data-Exchange Rates”.

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

viii

Market Share and Other Information

The information set forth in this annual report with respect to the market environment, market developments, growth rates and trends in the markets in which we operate is based on information published by the Argentine federal and local governments through the Instituto Nacional de Estadísticas y Censos (the National Statistics and Census Institute, or “INDEC”), the Ministry of Interior, the Secretariat of Energy, the Banco Central de la República Argentina (the “Argentine Central Bank,” or “Central Bank”) CAMMESA, the Dirección General de Estadística y Censos de la Ciudad de Buenos Aires (General Directorate of Statistics and Census of the City of Buenos Aires) and the Dirección Provincial de Estadística y Censos de la Provincia de San Luis (Provincial Directorate of Statistics and Census of the Province of San Luis), as well as on independent third-party data, statistical information and reports produced by unaffiliated entities, as well as on our own internal estimates. In addition, this annual report contains information from Vaisala, Inc. (“Vaisala - 3 Tier”), a company that develops, manufactures and markets products and services for environmental and industrial measurement.

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

Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in general economic, financial, business, political, legal, social or other conditions in Argentina;
•	changes in conditions elsewhere in Latin America or in either developed or emerging markets;
•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;
•	the impact of political developments and uncertainties relating to political and economic conditions in Argentina, on the demand for securities of Argentine companies;
•	increased inflation;
•	fluctuations in exchange rates, including a significant devaluation of the Argentine peso;
•	changes in the law, norms and regulations applicable to the Argentine electric power and energy sector, including changes to the current regulatory frameworks, changes to programs established to incentivize investments in new generation capacity and reductions in government subsidies to consumers;
•	our ability to develop our expansion projects and to win awards for new potential projects;
•	increases in financing costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund new activities;

ix

•	government intervention, including measures that result in changes to the Argentine labor market, exchange market or tax system;
•	adverse legal or regulatory disputes or proceedings;
•	changes in the price of energy, power and other related services;
•	changes in the prices and supply of natural gas or liquid fuels;
•	changes in the amount of rainfall and accumulated water;
•	changes in environmental regulations, including exposure to risks associated with our business activities;
•	risks inherent to the demand for and sale of energy;
•	the operational risks related to the generation, as well as the transmission and distribution, of electric power;
•	ability to implement our business strategy, including the ability to complete our construction and expansion plans in a timely manner and according to our budget;
•	competition in the energy sector, including as a result of the construction of new generation capacity;
•	exposure to credit risk due to credit arrangements with CAMMESA;
•	our ability to retain key members of our senior management and key technical employees;
•	the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures;
•	our relationship with our employees; and
•	other factors discussed under “Item 3.D.—Risk Factors” in this annual report.

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

x

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A Reserved

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

Item 3.D Risk Factors

Summary of Risk Factors

We are subject to several risks related to our business that are described under “Risk Factors” and elsewhere in this annual report. These risks could materially and adversely impact our business, results of operations, financial condition, and future prospects. Among these important risks are the following:

Risks Relating to Argentina

•	Substantially all our revenues are generated in Argentina and thus are highly dependent on economic and political conditions in Argentina. Political uncertainty regarding measures to be adopted by the Argentine government could affect macroeconomic, political, regulatory, and social conditions in Argentina.
•	The Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries.
•	Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations.
•	Exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business.
•	Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth and may negatively impact our financial condition or cash flows.
•	The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects.
•	We may be exposed to adverse effects arising from geopolitical conflicts worldwide.
•	The Argentine banking system may be subject to instability which may affect our operations.
•	Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which in turn could adversely affect our business, financial condition, and results of operations.

Risks Relating to the Electric Power Sector in Argentina

•	The Argentine Government has intervened in the electric power sector in the past and is likely to continue intervening.
•	Changes in regulatory frameworks under which we sell our electricity may affect our financial condition and results of operations.
•	We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector.
•	Argentina has certain energy transmission and distribution limitations that adversely affect the capacity of electric power generators to deliver all of the energy they can produce, which results in reduced sales.
•	Restrictions on the supply of energy could negatively affect Argentina’s economy.

•	We operate in a heavily regulated sector that imposes significant costs on our business, and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations.
•	Risks arise for our business from technological change in the energy market.
•	Competition in the Electric Power Sector in Argentina may adversely affect our results of operations.

Risks Relating to Our Business

•	Our results depend largely on the compensation established by the Secretariat of Energy and received from CAMMESA.
•	Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants.
•	Our business may require substantial capital expenditures for ongoing maintenance requirements and the expansion of our installed generation capacity.
•	Covenants in our indebtedness could adversely restrict our financial and operating flexibility.
•	We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition, and results of operations.
•	The government’s decision regarding the future of the hydroelectric concessions could impact the HPDA operations, which may adversely affect our results of operations.
•	Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted.
•	Future changes in the rainfall amounts in the Limay River basin could adversely affect the revenues from the Piedra del Águila concession and, therefore, our financial results.
•	Our ability to operate wind and solar farms profitably is highly dependent on suitable wind or sun and associated weather conditions, climate change and energy transition could affect our business.
•	Climate change and energy transition could affect our business.
•	Our power plants and forest assets are subject to the risk of mechanical, electrical failures and various catastrophic events, and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance.
•	Our insurance policies may not fully cover damage, and we may not be able to obtain insurance against certain risks.
•	We may be exposed to lawsuits and or administrative proceedings that could adversely affect our financial condition and results of operations.
•	Energy demand is seasonal, largely due to climate conditions.
•	We may undertake acquisitions and investments to expand or complement our operations that could result in operating difficulties or otherwise adversely affect our financial conditions and results of operations.
•	If we were to acquire another energy company in the future, such acquisition could be subject to the Argentine Antitrust Authority’s approval.
•	We depend on senior management and other key personnel for our current and future performance.
•	We could be affected by material actions taken by the trade unions.
•	Our equipment, facilities and operations are subject to environmental, health and safety regulations.
•	We are subject to anticorruption, anti-bribery, anti-money laundering and other laws and regulations.
•	A cyberattack could adversely affect our business, balance sheet, results of operations and cash flow.
•	Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, liquid fuel.
•	An outbreak of a disease, including COVID-19, may have material adverse consequences on our operations including new projects.

Risks Relating to our Shares and ADSs

•	It may be difficult for you to obtain or enforce judgments against us.
•	Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, shares underlying the ADSs.
•	We will be traded on more than one market, and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.
•	Under Argentine Corporate Law, shareholder rights may be fewer or less well defined than in other jurisdictions.

•	Holders of our common shares and the ADSs located in the United States may not be able to exercise preemptive or accretion rights.
•	Voting rights, and other rights, with respect to the ADSs are limited by the terms of the deposit agreement.
•	The relative volatility and illiquidity of the Argentine securities markets may substantially limit our ADS holders’ ability to sell common shares underlying the ADSs at the price and time they desire.
•	If there are substantial sales of our common shares or the ADSs, the price of the common shares or of the ADSs could decline.
•	Our shareholders may be subject to liability for certain votes of their securities.
•	As a foreign private issuer, we are exempt from several rules under the U.S. securities laws and are permitted to file less information with the Commission than a U.S. company. This may limit the information available to holders of our ADSs.
•	As a foreign private issuer, we are not subject to certain NYSE corporate governance rules applicable to U.S. listed companies.
•	The market price for our common shares or ADSs could be highly volatile.
•	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.
•	The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce.
•	Holders of our common shares may determine not to pay any dividends.
•	We may be a passive foreign investment company for U.S. federal income tax purposes.
•	The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

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

Risks Relating to Argentina

Substantially all of our revenues are generated in Argentina and thus are highly dependent on economic and political conditions in Argentina. Political uncertainty regarding measures to be adopted by the Argentine government could affect macroeconomic, political, regulatory, and social conditions in Argentina

Central Puerto is an Argentine corporation (sociedad anónima). All of our assets and operations are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, social and political conditions prevailing in Argentina, including but not limited to, the following: (i) international demand and prices for Argentina’s commodity exports; (ii) competitiveness and efficiency of domestic industries and services; (iii) stability and competitiveness of the Argentine peso against foreign currencies; (iv) foreign and domestic investment and financing; (v) level of foreign exchange reserves in the Central Bank of the Argentine Republic (“BCRA”) which may cause abrupt changes in currency values and exchange and capital control regulations (including, to import equipment, payment of cross border indebtedness and other necessities relevant for operations); (vi) high interest and inflation rates to corresponding wage and price controls; (vii) adverse external economic shocks; (viii) changes in economic or fiscal policies implemented by the Argentine government; (ix) labor disputes and work stoppages; (x) the level of expenditure by the Argentine government and ability to sustain fiscal balance and (xi) the level of unemployment, political instability and social tensions, such as land-takings and claims in areas where we operate.

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

In the past, some administrations increased direct intervention in the Argentine economy, including the implementation of expropriation measures, price controls, exchange controls and changes in laws and regulations affecting foreign trade and investment. These measures had a material adverse effect on private sector entities, including us. It is possible that similar measures could be adopted by the current or future Argentine Government or that economic, social and political developments in Argentina, over which we have no control, could have a material adverse effect on the Argentine economy and, in turn, adversely affect our financial condition and results of operations. Uncertainty with respect to government policies may lead to additional volatility of Argentine stock market prices including companies that operate in the energy sector, given the degree of state regulation and intervention in this industry.

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

The Argentine economy is also particularly sensitive to local political developments. Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of Congress. On November 19, 2023, presidential elections took place, and Javier Milei was elected President of Argentina. We cannot predict the impact that the new administration’s measures will have on our business, financial condition, results of operations and cash flows.

The Argentine government faces unique macroeconomic challenges, such as reducing the inflation rate, achieving commercial and fiscal surpluses, accumulating reserves, supporting the peso, refinancing debt owed to private creditors, and improving the competitiveness of local industry.

The recently elected administration has enacted Decree No. 70/2023 contemplating several measures to reduce the size of the public administration and public expenses and to de-regularize the economy. In addition, on December 27, 2023, the Argentine Executive Power sent to the National Congress a draft bill entitled “Bases and Starting Points for the Freedom of the Argentine People.” The draft bill declares a public emergency in economic, financial, fiscal, social security, defense, tariff, energy, health and social matters until December 31, 2025, extendable for two additional years, and delegates a series of legislative powers to the Argentine Executive Branch for the duration of the emergency. The bill also includes a series of legal, institutional, tax and criminal reforms affecting various sectors of the economy. As of the date of this annual report, the House of Representatives approved the bill in general by 144 votes to 109. However, when the House of Representatives was considering the bill in particular, it was rejected and sent back to committee, so the bill promoted by the National Government will have to be analyzed again. On April 9, 2024, the government presented before Congress a new draft bill after negotiating with governors and allied blocs.

It is difficult to predict the social, political and economic impact of the measures announced and implemented by the government to date and future measures and the outcome of the ambitious deregulation scheme purported to be enforced by means of Decree No. 70/2023 and the abovementioned draft bill. Such measures could affect our financial condition and the results of operations.

The Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries

Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not prescribe when hyperinflation arises and the International Accounting Standards Board (“IASB”) does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100.00%. In June 2018, the International Practices Task Force of the Centre for Quality (“IPTF”), which monitors countries experiencing high inflation, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100.00%. In addition, certain qualitative macroeconomic factors provided under the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”) were also identified. Therefore, Argentine companies using IFRS, such as us, are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018. As a result, our Audited Consolidated Financial Statements included in this annual report, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of our functional currency (Argentine peso) pursuant to IAS 29 and General Resolution No. 777/2018 of the CNV.

Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations

The depreciation of the peso has had and may continue to have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to inflation, significantly reduce real wages and jeopardize the stability of businesses, such as ours, whose success depends on domestic market demand and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. In 2023, the peso depreciated approximately 78.09%, and 5.78% from December 31, 2023, through March 31, 2024. On March 31, 2024, the exchange rate was Ps. 858.00 to US$1.00, as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

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

If the peso depreciates further, all the negative effects on the Argentine economy related to such depreciation could recur, with adverse consequences to our business, financial condition and results of operations. In addition, a further depreciation of the Argentine Peso against the U.S. dollar may also have an adverse impact on our capital expenditure program and increase the Argentine Peso amount of our trade liabilities and financial debt denominated in U.S. dollars. As of December 31, 2023, 100.00% of our financial liabilities were denominated in U.S. dollars.

We remain highly exposed to risks associated with the fluctuation of the Argentine Peso, therefore, a devaluation of the Argentine Peso could have a material adverse effect on our financial condition and results of operations.

Exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business

The Argentine government and the BCRA have implemented certain measures that control and restrict the ability of companies and individuals to access to the foreign exchange market to purchase foreign currency and to transfer it abroad. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to non-residents stakeholders; (ii) restrictions on the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and settle in pesos, in the local exchange market, all or a portion of the proceeds of their exports of goods and services; (iv) limitations on the transfer of securities into and from Argentina; and (v) the implementation of taxes on certain transactions involving the acquisition of foreign currency.

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

Since 2020 and on several occasions to date, the Argentine government engaged in negotiations with Argentina’s creditors to restore the sustainability of its public external debt. During the past years, the Argentine government held negotiations with the International Monetary Fund (“IMF”) in order to negotiate several disbursements.

On January 28, 2022, the Argentine government and the IMF announced that they had reached an understanding on key policies as part of their ongoing discussions involving an IMF-supported program. Later, on March 3, 2022, the IMF and the Argentine government announced that the agreement is based on what is known as the IMF’s Extended Fund Facility, which includes 10 reviews to be carried out quarterly for two and a half years and disbursements for an amount equivalent to US$44.0 billion.

The latest quarterly review was approved by the IMF executive board on February 1, 2024 and granted a disbursement of US$4.7 billion to cover payments until May 2024.

The repayment period for each disbursement is ten years, with a grace period of four and a half years, which implies that Argentina shall repay the debt between 2026 and 2034.

In the event that the Argentine Government does not comply with the economic and fiscal commitments and targets agreed with the IMF, or that the agreement is not approved by the IMF Executive Board, Argentina could default on its debt with the IMF and, consequently, its financial and economic situation could be adversely affected.

Moreover, on March 22, 2022, the Argentine government reached an agreement with the Paris Club for a new extension of the understanding reached in June 2021 (the “Paris Club Agreement”).

On October 28, 2022, the former Minister of Economy, Sergio Massa, announced a new agreement with the Paris Club. The agreement is an addendum to the one signed in 2014 by the then Minister of Economy, Axel Kicillof, and recognizes a principal amount of US$1,971 million, extending a repayment period of thirteen semi-annual installments, starting in December 2022 to be finally cancelled on September 2028. The interest rate was improved from 9.00% to 3.90% in the first three installments, with a gradual increase to 4.50%. The payment profile implies an average semi-annual payment of US$170.0 million (principal and interest included). Over the next two years Argentina will repay 40.00% of the principal due.

On June 26, 2023, the former Minister of Economy, Sergio Massa signed bilateral agreements with three members of the Paris Club to refinance the existing debt with the institution. Thus, after signing the new agreement reached in 2022, the former Minister of Economy was able to seal bilateral agreements with 15 of the 16 creditors of the institution.

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

In spite of the restructuring of the Argentine public debt carried out in 2020, the international markets continued showing signs of doubts as to whether Argentina’s debt is sustainable and, therefore, country risk indicators remain high. Without renewed access to the financial market the Argentine government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Likewise, Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and our growth, including the financing of capital investments, which would negatively affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. Any new event of default by the Argentine government could negatively affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

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

Global economic instability such as uncertainty about global trade policies, the deterioration of economic conditions in Brazil and of the economies of other major trading partners of Argentina, such as China or the United States, the withdrawal of the United Kingdom from the European Union, geopolitical tensions between the United States and a number of foreign countries, the ongoing conflict between Russia and Ukraine, decisions by the Organization of Petroleum Exporting Countries (OPEC), the increasing tensions in the Middle East between Israel and Hamas, as well as the threats to trade through the Red Sea and the Suez Canal and other non-OPEC oil-producing nations with respect to oil production that affect oil prices, idiosyncratic, political and social discords, terrorist attacks, sovereign debt downgrades, a pandemic disease, could impact the Argentine economy and jeopardize Argentina’s ability to stabilize its economy, among others.

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

We may be exposed to adverse effects arising from geopolitical conflicts occurring worldwide

Russia’s military incursion in Ukraine, which started in February 2022, has led to and could continue to give a rise to an escalation of armed action, regional instability and result in heightened economic sanctions by the United States, the European Union, and other countries against Russia. Although the severity and duration of the ongoing conflict is highly unpredictable, its effects could be substantial, and any continuation of the conflict could adversely affect global and regional economic conditions. After two years since the beginning of the armed conflict, military actions keep growing and fears of an escalation to the use of nuclear weapons are rising as a result of the decision from the Russian government to halt its participation under the Strategic Arms Reduction Treaty III.

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

Additionally, during October 2023, an armed conflict between Israel and Hamas in the Gaza Strip began. The Palestinian political and military movement Hamas, which has controlled the Gaza Strip for more than 15 years, infiltrated across the militarized border with Israel. The Hamas attacks prompted an immediate response from Israel, which declared a state of war and launched operation “Iron Sword”. The Israeli army mobilized troops and artillery to reinforce the borders, encircle the Gaza Strip and search for Hamas terrorists left behind in Israeli territory.

As a consequence of the ongoing conflict between Israel and Hamas, which has already involved several jurisdictions (given that Israel has received attacks from Hezbollah cells spread across the region), on April 13, 2024, Iran launched an unprecedented attack on Israel in a new escalation of the violent situation in the Middle East. Iran’s offensive was in retaliation for an Israeli attack on its consulate in Damascus, Syria, in which an Iranian military commander was killed. This attack implies the start of a belic conflict between two nations, and it cannot be assured that there will be no other countries involved. As of the date of this annual report, the conflict continues and it is not possible to anticipate what the consequences will be should it escalate to a regional wide conflict.

Due to the uncertainties inherent to the scale and duration of these events and its direct and indirect effects, it is not reasonably possible to estimate the impact this conflict will have on the world’s economy and its financial markets, on Argentina’s economy and, consequently, our business, financial condition and results of operations. Any such disruptions caused by Russian military action or resulting sanctions, as well as the conflict between Israel and Hamas may magnify the impact of other risks described in this annual report.

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

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations

A lack of a solid institutional framework and corruption have been identified as, and continue to be, a significant problem for Argentina. Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the 2015-2019 administration had adopted several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures included the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, and establishing a corporate criminal liability regime for corruption offenses aimed at promoting anticorruption compliance, among others. According to the Corruption Perceptions Index published on January 30, 2024 by the organization Transparency International, Argentina dropped four positions in relation to 2022 and finished 98th out of 180 countries with the most corruption. The recently elected administration’s ability to implement them or promote further transparency and integrity measures is uncertain in a highly polarized political context. Argentina’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities with underlying Argentine risk. The recent economic instability in Argentina has contributed to a decline in market confidence in the Argentine economy as well as to a deteriorating political environment.

In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, have negatively impacted the Argentine economy and political environment. Certain government officials of previous administrations as well as high ranked officers of companies holding government contracts or concessions have faced or are currently facing allegations of corruption and money laundering as a result of these investigations. These individuals are alleged to have accepted or paid, as applicable, bribes by means of kickbacks on contracts granted by the government to several infrastructure, energy and construction companies. We have no control over and cannot predict for how long the corruption investigations will continue nor whether such investigations or allegations (or any other future investigations or allegations) will lead to further political and economic instability. In addition, we cannot predict the outcome of any such allegations nor their effect on the different sectors of the Argentine economy. See also “—We are subject to anticorruption, anti-bribery, anti-money laundering and other laws and regulations”.

Risks Relating to the Electric Power Sector in Argentina

The Argentine Government has intervened in the electric power sector in the past, and is likely to continue intervening

Historically, the Argentine government has played an active role in the electric power industry through the ownership and management of state-owned companies engaged in the generation, transmission and distribution of electric power. Moreover, the Argentine government made a number of material changes to the regulatory framework applicable to the electric power sector since the Argentine economic crisis of 2001, including adopting Law No. 25,561 (the “Public Emergency Law”), which have had significant adverse effects on electric power generation, distribution and transmission companies and included the freezing of distribution margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electric power distribution companies to pass on to the consumer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism (i.e., remuneration of power generators) in the WEM, all of which had a significant impact on electric power generators and caused substantial price differences within the market.

In recent years, the Argentine Government has continued to declare emergencies related to the power sector, by means of Decree No. 134/2015, the Solidarity Law No. 27,541 and Decree No. 55/2023. For further details, please refer to “Item 4.B. Business Overview—The Argentine Electric Power Sector—Emergency of the Electric Power Sector”.

It is possible that the government of Argentina may adopt certain measures that could materially and adversely affect our business and results of operations. There is also the potential for emergency legislation and measures akin to the Public Emergency Law to be enacted in the future. Such actions could significantly alter the regulatory framework governing the electric power industry. Any changes to the regulation could indirectly have a detrimental impact on the electric power generation industry, and consequently, on our business, financial condition, and results of operations.

For instance, a significant increase in energy costs for consumers, either due to tariff hikes or reductions in consumer subsidies, may lead to a decrease in demand for the energy we generate. Such a material adverse effect on electric power demand could, in turn, result in lower revenues and poorer results of operations for electric power generation companies, including our own, than currently anticipated.

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

Additionally, a system was implemented in the past whereby a significant portion of unpaid credits were converted into LVFVDs; a practice that could be repeated in the future, or another alternative scheme could be implemented for payments due.

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

Restrictions on the supply of energy could negatively affect Argentina’s economy

Demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, resulting in industry shortages and/or costs increase. In particular, Argentina has been importing gas in order to compensate the shortage in local production. In order to pay for those imports the Argentine government has frequently used the Argentine Central Bank reserves due to absence of incoming currencies from investment. Argentina’s foreign exchange reserves are particularly limited and, therefore, Argentina’s ability to deal with significant increases in international oil and gas prices remains limited. If the Argentine government is unable to pay for the gas import in order to produce electricity, business and industries may be affected.

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

New technologies to increase energy efficiency and improve heat insulation, for the direct generation of power at the consumer level, or that improve refeeding (for example, by using power storage for renewable generation) may, on the demand side, lead to structural market changes in favor of energy sources with low or zero carbon dioxide emissions or in favor of decentralized power generation, (for instance, via small-scale power plants within or close to residential areas or industrial facilities).

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

Risks Relating to Our Business

Our results depend largely on the compensation established by the Secretariat of Energy and received from CAMMESA

Since the enactment of Resolution SE No. 95/13, our compensation has depended largely on the compensation determined by energy output and availability. This remuneration scheme was then subject to several modifications, implemented by means of Resolution SE No. 529/14, Resolution SE No. 482/2015, Resolution SEE No. 22/2016, Resolution 19/17 (which established a remuneration scheme in US dollars) and Resolution 1/19 (which maintained the scheme in US dollars).

On February 27, 2020, the Secretariat of Energy of the former National Ministry of Production Development issued Resolution 31/20 which amended Resolution 1/19 and determined the remuneration scheme applicable from February 1, 2020 for Authorized Generators in the WEM, establishing Spot Sales prices in Argentine pesos. Initially, Resolution 31/20 set forth a mechanism for updating the prices denominated in Argentine Pesos. However, on April 8, 2020, the Secretariat of Energy instructed CAMMESA to postpone until further notice the application of the mechanism for updating the prices of energy and capacity provided for in Annex VI of Resolution 31/20, and the mechanism was finally repealed by means of Resolution 440/21. This has caused a material adverse effect on our business and results of operations.

Except for sales under contracts, revenues from energy production are calculated and paid by CAMMESA pursuant to a fixed and variable price system arising —currently— from the Resolution 1/19 (as amended by Resolution 31/20 and further regulations, more recently, Resolution 9/24).

Since March 2020, numerous resolutions have been issued updating prices discretionally. We cannot assure you that further reductions of these remunerations will not occur in the future. See “Item 4.B. Business Overview-The Argentine Electric Power Sector-Remuneration Scheme”.

Except for sales under contracts, revenues from energy production are calculated and paid by CAMMESA pursuant to a fixed and variable price system arising —currently— from the Resolution No. 1/2019 (as amended by Resolution No. 31/2020 and further regulations, including Resolution No. 9/2024).

Further, as of February 2023, Resolution 59/23 is also applicable as a complementary regulation for combined cycle facilities. See “Item 5.A. Operating Results-Factors Affecting Our Results of Operations-Our Revenues-The Spot Sales” and “Item 3.D. Risk Factors-Risks Relating to the Electric Power Sector in Argentina-We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector”.

Our revenues are significantly influenced by the decisions of regulatory authorities. The absence of stable mechanisms for price updates, along with the Argentine Government’s failure to provide regulated remuneration increases or to implement such increases promptly, could materially and negatively affect our revenues. Consequently, this could lead to adverse effects on our operational results.

Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants

With regards to projects currently under development or new potential projects, several factors may affect, delay or cancel the completion of such projects currently under development or new projects: (i) sustained or prolonged disease outbreaks and pandemics, that may result in restrictions to mobility and the development of any such projects, as scheduled, (ii) the economic recession in Argentina, (iii) the decrease in demand of electric energy, (iv) the lack of available financing, and (v) the reduction in the prices of electric energy for power units under Spot Sales, among others.

Delays in construction or commencement of operations of expanded capacity in our existing power plants or our new power plants could lead to an increase in our financial needs and cause our financial returns on new investments to be lower than expected, which could materially adversely affect our financial condition and results of operations. Furthermore, delays in the commencement of operation of our gas turbines has negatively affected its estimated recoverability See “Item 5.A. Operating Results-Critical Accounting Policies-Impairment of Property, Plant and Equipment”.

Factors that may impact our ability to commence operations at our existing power plants, expand their power capacity or build new power plants include: (i) the failure of contractors to complete or commission the facilities or auxiliary facilities by the agreed-upon date or within budget; (ii) the unexpected delays of third parties such as gas or electric power distributors in providing or agreeing to project milestones in the construction or development of necessary infrastructure linked to our generation business; (iii) the delays or failure by our turbine suppliers in providing fully operational turbines in a timely manner; (iv) difficulty or delays in obtaining the necessary financing in terms satisfactory to us or at all; (v) delays in obtaining regulatory approvals, including environmental permits; (vi) court rulings against governmental approvals already granted, such as environmental permits; (vii) shortages or increases in the price of equipment reflected through change orders, materials or labor; (viii) opposition by local and/or international political, environmental and ethnic groups; (ix) strikes; (x) adverse changes in the political and regulatory environment in Argentina; (xi) unforeseen engineering, environmental and geological problems and(xii) adverse weather conditions, natural disasters, accidents or other unforeseen events. Any cost overruns could be material. In addition, any of these other factors may cause delays in the completion of expanded capacity at our existing power plants or the construction of our new power plant, which could have a material adverse effect on our business, financial condition and results of operations. These delays may also result in short-term sanctions by CAMMESA and, in extreme cases, sanctions for the duration of the contract.

Our business may require substantial capital expenditures for ongoing maintenance requirements and the expansion of our installed generation capacity

Incremental capital expenditures may be required to fund ongoing maintenance necessary to maintain our power generation and operating performance and improve the capabilities of our electric power generation facilities. Furthermore, capital expenditures will be required to finance the cost of our current and future expansion of our generation capacity. If we are unable to finance any such capital expenditures in terms satisfactory to us or at all, our business and the results of our operations and financial condition could be adversely affected. Our financing ability may be limited by market restrictions on financing availability for Argentine companies. See “—Risks Relating to Argentina— Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth and may negatively impact our financial condition or cash flows” and “Item 4.B. Business Overview”.

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

We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations

Factors beyond our control may impair our ability to meet our debt obligations or increase the cost of financing, which in turn, could have a material adverse effect on our cash flow, results of operations and overall financial position.

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

If we are unable to refinance our debt in favorable terms, we may be forced to reduce or delay capital expenditures, seek additional equity capital, restructure our debt, curtail or eliminate our cash dividend to stockholders, or sell assets. Non-payment of our obligations or any other default under any of our debt instruments could, in turn, result in a default and acceleration of our other outstanding debt obligations, which would have a further material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations. If any of our debt were to be accelerated, our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

The government’s decision regarding the future of the hydroelectric concessions could impact the HPDA operations, which may adversely affect our results of operations.

The HPDA Concession Agreement executed between us and the Argentine Government, pursuant to which we were permitted to operate our Piedra del Águila plant, expired on December 28, 2023, and did not provide for an automatic renewal.

Resolution No. 574/2023, published on July 11, 2023, extended for 60 days (extendable for another 60 days) the termination date of the HPDA Concession Agreement -among other national hydroelectric power plants whose concession term expired during 2023. Another renewal of such period was established by Resolution 02/24, issued by the Secretariat of Energy, which was set to expire on April 27, 2024. In addition, on March 15, 2024, Resolution 33/24, issued by the Secretariat of Energy, extended once again the transition period for 60 days setting the expiration date on June 28, 2024. This plant has a total installed capacity of 1,440 MW, and it represented approximately 23.96% of our total electric energy generation, and 9.81% of our total revenues in 2023.

We currently intend to continue renewing the HPDA Concession Agreement. The government is supposed to determine a new regulatory framework for the whole electricity market and this would foster a decision regarding the future of all hydroelectric concessions, where a new tender offer is one possible alternative. If this is case, we would carefully evaluate the terms and conditions to determine if we participate or not. Any government's decision regarding the future of hydroelectric concessions may adversely affect our results of operations.

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

On January 3, 2020, before the aforementioned 90 days period commenced, the Argentine Government sent us a notice (doing the same with TSM, TMB and other generation companies that are shareholders of TJSM and TMB) stating that, in accordance with FONINVEMEM Agreement, TJSM and TMB should perform all necessary acts to incorporate the Argentine Government as shareholder of both companies, claiming, in each case, the following equity interest rights: 65.006% in TMB and 68.826% in TJSM.

On January 9, 2020, we, together with the other generation companies, shareholders of TJSM and TMB, replied such notice stating that the Argentine Government’s equity interest claims did not correspond with the contributions made for the construction of the power plants under the terms of the FONINVEMEM Agreement that give rights to claim such equity interest. On March 4, 2020, the Argentine Government reiterated its previous claim to the Company.

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

Since February 17, 2023, and due to the acquisition of Central Costanera S.A, we hold equity interests of 10.90% in TJSM, 12.72% in TMB and 57.49% in CVOSA.

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

Our ability to operate wind and solar farms profitably is highly dependent on suitable wind or sun and associated weather conditions, climate change and energy transition could affect our business.

The amount of energy generated by, and the profitability of, wind and solar farms are highly dependent on climate conditions, particularly wind conditions and irradiance, which can vary materially across locations, seasons and years. Variations in wind conditions at wind farm sites and irradiance at solar plant sites occur as a result of daily, monthly and seasonal fluctuations in wind currents and irradiance and, over the longer term, as a result of more general climate changes and shifts. Because turbines will only operate when wind speeds fall within certain specific ranges that vary by turbine type and manufacturer, if wind speeds fall outside or towards the lower end of these ranges, energy output at our wind farms would decline.

Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. During the development phase and prior to the construction of any wind or solar farm, a wind or solar resource study to evaluate the potential wind or solar resource of the site is typically conducted over a period of several years. These wind or solar studies have been conducted by our own team and independent technical consultants with respect to the estimated load factor resulting from our wind studies and the model of turbines used. We base our core assumptions and investment decisions on the findings of these studies. We cannot assure you that observed climate conditions at a project site will conform to the assumptions that were made during the project development phase on the basis of these studies, and, therefore, we cannot assure that our wind or solar farm projects will be able to meet their anticipated production levels. It is possible that future wind or solar resource patterns and electricity production at our wind or solar farms will not reflect the historical wind or solar resource patterns at the respective sites or the projections, and wind or solar resource patterns at each site will change over time. If, in the future, the wind resource in the areas where our wind farms are located or the solar resource in the areas where our solar plants are located is lower than expected, electricity production at such wind farms and/or solar plants would be lower than expected and consequently could materially adversely affect our results of operations.

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

In 2019, the Argentine Congress enacted Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation, focusing on implementing policies, strategies, actions, programs and projects to prevent, mitigate or minimize the damages or impacts associated with climate change. During 2021, the Secretariat of Energy issued Resolution No. 1,036/2021 approving the Guidelines for an Energy Transition Plan to 2030 in order to comply with its new national decarbonization commitments. If additional requirements were adopted in Argentina, these requirements could increase our production costs (including compliance related costs such as for monitoring or reducing emissions) and adversely impact our competitiveness and may also shift demand toward low-carbon sources, such as renewable energies.

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

In addition, the pace and extent of the energy transition could pose a risk to our own transition towards decarbonization does not move in sync with society. If we are slower than society, our reputation may suffer and customers may prefer a different supplier which would adversely impact demand for our products. If we move faster than society, we risk investing in technologies, markets or low-carbon products that are unsuccessful because there is limited demand for them. Our failure to time the transition of our production to address climate-change related concerns could have a material adverse effect on our earnings, cash flows and financial condition.

Our power plants and forest assets are subject to the risk of mechanical, electrical failures and various catastrophic events, and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance

Our power generation units are at risk of mechanical or electrical failure and may experience periods of unavailability affecting our ability to generate electric power. Past failures on our generators, turbines and transformers have adversely affected our results of operations. Any unplanned unavailability of our generation facilities may adversely affect our financial condition or results of operations.

During 2023, the main failures resulting in unavailability of our power generation units were the following:

-	Mendoza Complex: The LDCUTG27 unit was unavailable due to scheduled maintenance from July 11 through July 29 due to the replacement of gearbox components.

-	Costanera Complex: The BSASCC unit was unavailable from March 20 to October 3 due to a burner failure.

-	Central Puerto Complex: The PNUETV09 unit was unavailable from January 17 to April 2 due to a fire in a disconnect switch.

Our forest assets are subject to the risk of various catastrophic events, including but not limited to the occurrence of significant fires or wide-spread insect or pest infestations on one or more of our assets, severe regional or local weather events or trends, drought, flooding, major earthquakes, and significant geopolitical conditions or developments.

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

Our insurance policies may not fully cover damage, and we may not be able to obtain insurance against certain risks

We maintain insurance policies intended to mitigate our losses due to customary risks. These policies cover certain of our assets against loss for physical damage, loss of revenue and also third-party liability. However, we may not have sufficient insurance to cover any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, such as cybersecurity risk, we may experience material losses or have to disburse significant amounts from our own funds, all of which could have a material adverse effect on our operations and financial position. In addition, an insufficiency in our insurance policies could have an adverse effect on us. In such case, our financial condition and our results of operations could be adversely affected. See “Item 16.K. - Cybersecurity”.

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

Energy demand is seasonal, largely due to climate conditions

Energy demand fluctuates according to the season and climate conditions may materially and adversely impact energy demand. During the summer in Argentina (December through March), energy demand may increase significantly due to the need for air conditioning, and, during winter (June through August), energy demand may fluctuate according to the needs for lighting and heating. As a result, seasonal changes could materially and adversely affect the demand for energy and, consequently, affect our results of operations and financial condition.

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

A cyberattack could adversely affect our business, balance sheet, results of operations and cash flow

We depend on the efficient and uninterrupted operation of our inter-plant communication systems, for which we have all our links redundant, providing greater security and minimizing the risks of outage. Additionally, we have redundant links with CAMMESA. Temporary or long-lasting failures of our inter-plant communication systems, including their links redundant, could have a material adverse effect on our operations. In general, information security risks have increased in recent years as a result of the proliferation of new and more sophisticated technologies and also due to cyberattack activities. As part of our development and initiatives, more equipment and systems have been connected to the Internet. We also rely on digital technology including information systems to process financial and operational information. Due to the critical nature of our infrastructure and our business and the increased accessibility allowed through the Internet connection, we could face an increased risk of cyberattacks such as computer break-ins, phishing, ransomware, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. Despite significant efforts to create security barriers to cybersecurity threats, it is nearly impossible for us to completely mitigate these risks, in particular, as the frequency and sophistication of cyberattacks increases. For example, cybersecurity researchers anticipate an increase in cyberattack activity in connection with the misuse of artificial intelligence. The security measures we have integrated into our internal networks and systems, and into our platform and products may not function as expected or may not be sufficient to protect our internal networks, platform and products against certain attacks.

In the event of a cyberattack targeting our infrastructure or that of third parties and vendors providing services to us, we could experience an interruption of our commercial operations, material damage and loss of customer information; a substantial loss of income or accounts balance, suffering response costs and other economic losses; and it could subject us to more regulation and litigation and damage to our reputation. Although we intend to continue to implement security technology devices and establish operational procedures to prevent disruption resulting from, and counteract the negative effects of cybersecurity incidents, it is possible that not all our current and future systems are or will be entirely free from vulnerability and these security measures will not be successful. Accordingly, cybersecurity is a material risk, and a cyber-attack could adversely affect our business, results of operations and financial condition.

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

An outbreak of a disease may have material adverse consequences on our operations including new projects

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Several measures have been undertaken by the Argentine government and other governments around the globe to contain the pandemic. The outbreak of a pandemic, disease or similar public health threat, such as the COVID-19 pandemic, could materially and adversely affect our business, financial condition and results of operations. Some of the negative effects could include: a further decline in the market prices of our shares and ADSs, adverse impacts on the financial markets; a reduction in the demand for exports and imports and, therefore, in our revenues, generating a reduction in our levels of activity and investment related to our fields of production; a significant drop in the international price of commodities, due to the combined effect of a sharp drop in demand, as well as the inability of producers to reduce supply in an orderly manner, negatively affecting the Argentine economic environment; and substantial changes in business and social behavior and their potential impact on the sale of commodities.

The quarantine and related restrictive measures had and may have a deep impact in the Argentine economy, including drastic reduction in the demand and supply of goods and services, increase in the unemployment rate and poverty levels, businesses bankruptcies, disruption in the payment chain, among many others. Such negative impact in the Argentine economy may, in turn, have an impact on energy demand and negatively affect our results of operations.

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

Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, shares underlying the ADSs

In 2001 and 2002 Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad, including payments of dividends. In addition, new regulations were issued in the last quarter of 2011, which significantly curtailed access to the FX Market by individuals and private sector entities. In December 2015 the 2015-2019 administration lifted many of the foreign exchange restrictions imposed in 2011, including the lifting of certain restrictions for the repatriation of portfolio investment by non-resident investors.

After almost four years of unrestricted capital flows, the Argentine Government reimposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Beginning in September 2019, the Argentine Government implemented monetary and foreign exchange control measures that included restrictions on the transfer of funds abroad, including dividends, without prior approval by the Central Bank or fulfillment of certain requirements. Even though the current administration is expected to gradually ease foreign exchange controls, most of the restrictions imposed since 2019 remain in place. In such a case, the Depositary for the ADSs may hold the Argentine pesos it cannot convert for the account of the ADS holders. In addition, any future adoption by the Argentine Government of additional restrictions to the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs and may adversely affect the market value of the ADSs.

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

Under Argentine Corporate Law, shareholder rights may be fewer or less well defined than in other jurisdictions

Our corporate affairs are governed by our bylaws and by the Argentine Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States (such as Delaware or New York), or in other jurisdictions outside Argentina. Thus, the rights of holders of our ADSs or holders of our common shares under the Argentine Corporate Law to protect their interests relative to actions by our Board of Directors (our "Board of Directors") may be fewer and less well defined than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets may not be as highly regulated or supervised as the U.S. securities markets or markets in some of the other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, or other jurisdictions outside Argentina, putting holders of our common shares and the ADSs at a potential disadvantage.

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

The relative volatility and illiquidity of the Argentine securities markets may substantially limit our ADS holders’ ability to sell common shares underlying the ADSs at the price and time they desire

Investing in securities that trade in developing countries, such as Argentina, often involves greater risk than investing in securities of issuers in the United States (see “Risks Relating to Argentina — Substantially all of our revenues are generated in Argentina and thus are highly dependent on economic and political conditions in Argentina”). The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. During the third quarter of 2022 the ten largest companies in terms of their weight in the S&P MERVAL index represented approximately 80.00 % of its composition. Accordingly, although holders of our ADSs are entitled to withdraw the common shares underlying the ADSs from the ADS Depositary at any time, their ability to sell such shares at a price and time at which they wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D.— Exchange Controls”.

If there are substantial sales of our common shares or the ADSs, the price of the common shares or of the ADSs could decline

Sales of substantial number of our common shares or the ADSs could cause a decline in the market price of our common shares. In addition, if our significant shareholders, directors and members of senior management listed in “Item 6. Directors, Senior Management and Employees—Senior Officers,” who, as of April 29, 2024, own in aggregate 0.10% of our outstanding common shares, sell our common shares or the ADSs or the market perceives that they intend to sell them, the market price of our common shares or the ADSs could drop significantly.

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

Volatility in the price of our common shares or the ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us, as well as announced changes in our business plans or those of competitors, could adversely affect the trading price of our common shares or the ADSs, regardless of the likely outcome of those developments or proceedings. Moreover, statements made about us, whether publicly or in private, may be misconstrued, particularly if read out of context.

Broad market and industry factors could adversely affect the market price of our common shares or ADSs at any time, regardless of our actual operating performance.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to achieve and maintain effective internal controls over financial reporting, implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations, which in turn could have a material adverse effect on our business and our common shares or the ADSs. In addition, any testing by us or any subsequent testing by our independent registered public accounting firm conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our consolidated financial statements. Confidence in the reliability of our consolidated financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could in turn limit our access to capital markets and possibly, harm our results of operations, and lead to a decline in the trading price of our common shares or the ADSs.

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

If we are a PFIC for any taxable year during which a U.S. Holder, as defined in “Item 10.E. Taxation—Certain United States Federal Income Tax Considerations,” holds the ADSs or common shares, the U.S. Holder might be subject to increased U.S. federal income tax liability and to additional reporting obligations. See “Item 10.E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company”. U.S. Holders are encouraged to consult their own tax advisors regarding the applicability of the PFIC rules to their purchase, ownership and disposition of the ADSs or common shares

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business

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

Item 4. Information on the Company

Recent Developments

Acquisition of Participation Interests in Enel Generación Costanera S.A.

On February 17, 2023, our subsidiary Proener S.A.U. (“Proener”) agreed to purchase from Enel Argentina S.A. a controlling interest in Enel Generación Costanera S.A. (“CECO”) by acquiring all of Enel Argentina S.A.’s 531,273,928 shares with a par value of Ps.1 with one vote each, representing 75.68% of the share capital of CECO, for a total value of US$48,000,000.

Central Costanera is located in the City of Buenos Aires and generates energy supply for 3.5 million homes throughout the country. As of the date of this annual report, the Central Costanera thermal power plant, which is located in the City of Buenos Aires, consists of six turbo-steam units with an installed capacity of 1,131 MW and two combined cycle power plants with a capacity of 1,128 MW.Later on, during 2023, we requested CAMMESA to derate the installed capacity of the Buenos Aires combined cycle to 277 MW and, in February 2024, we asked for the decommissioning of the steam generation units COSTTV04 and COSTTV06, for a total installed capacity of 120 MW and 350 MW, respectively.

In order to comply with the provisions of the Capital Markets Law and the CNV Rules, on March 17, 2023, Proener promoted and made a mandatory tender offer to all the holders of voting shares of CECO (the “Tender Offer”). The Tender Offer commenced on May 30, 2023, and expired on June 12, 2023. On June 13, 2023, Proener published a notice of results of the Tender Offer, reporting that 65,100 shares of CECO were tendered in the Tender Offer, representing approximately 0.0093% of the issued and outstanding shares of CECO, which were acquired by Proener at a price of Ps. 94,189 per share. As a result of the Tender Offer, Proener’s shareholding in CECO increased from 531,273,928 shares to 531,344,028 shares, representing 75.69% of CECO’s share capital.

Acquisition of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A

On May 3, 2023, our affiliate Proener acquired 100% of the capital stock and votes of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A.

These companies own forestry assets, consisting of approximately 88,063 hectares in the province of Corrientes. 26,000 of those hectares are planted with pine, out of a total of approximately 36,000 plantable hectares. The purchase price amounted to US$29,881,340.

Acquisition of Cordillera Solar VIII S.A. and Scatec Equinor Solutions Argentina S.A. (currently, CP Servicios Renovables S.A.).

On October 18, 2023, our affiliate Proener, acquired 100% of the capital stock and votes of Cordillera Solar VIII S.A. (“Cordillera Solar”) and Scatec Equinor Solutions Argentina S.A. (currently, CP Servicios Renovables S.A.), owner and operator, respectively, of a photovoltaic plant located in the Province of San Juan, with an enabled power of 105 MW. The solar farm has an agreement with CAMMESA for the purchase of energy generated for a period of 20 years from the date of start of operations.

Following the acquisition of the solar farm, we have consolidated the loan previously issued by Equinor Wind Power AS to its subsidiary, Cordillera Solar. This loan consists of a principal amount of US$62,199,879 and accrued interest totaling US$8,983,951. To secure this loan, Cordillera Solar has provided a first-degree privileged lien on certain assets, including properties, plants, and equipment, to Equinor Wind Power On October 18, 2023, Proener and the sellers agreed on a refinancing plan for a 24-month term counted as from the refinancing date at a 9% annual rate. We also consolidated the liability corresponding to a Junior Shareholder Loan granted to Cordillera Solar for a balance of US$1,768,897, which on October 18, 2023, was refinanced at an annual rate of 9% to be paid 24 months after the date of refinancing.

Proener acquired all of the capital stock and votes of Cordillera Solar and Scatec Equinor Solutions Argentina S.A. (currently, CP Servicios Renovables S.A.) from Equinor Wind Power A.S., Scatec Solar Netherlands B.V. and Scatec Solar Argentina B.V.

Acquisition of interest in AbraSilver

On April 22, 2024, our subsidiary Proener entered into a common shares subscription agreement with AbraSilver Resource Corp. (a Canadian company listed in the Canadian stock market) ("AbraSilver"), granting Proener a 4% interest in the share capital of AbraSilver, which is the owner of the silver-gold project Diablillos located in the Northeast region of Argentina. In turn, and in conjunction with Central Puerto, Kinross Gold Corporation a major Canadian mining company, (NYSE: KGC, TSX: K) also acquired a 4% interest on similar terms.

Share Repurchase Program

On August 24, 2023, our Board of Directors sanctioned a new treasury stock acquisition program. The program will follow existing regulations, and will also cap acquisitions at either US$10,000,000 or 10% of our share capital, whichever is lower. The program is set to last for 180 days starting from the first business day after the announcement of the purchase is made public in the market media. This period is subject to potential renewal or extension.

The buyback can be conducted by us or our subsidiaries, with a daily transaction ceiling of 25% of the average daily trading volume of our stock, based on market data from the preceding 90 trading days. The shares’ purchase price is capped at US$8 per ADS on the NYSE and initially up to Ps.605 per share on BYMA. This last cap was later raised to Ps.800 per share, as authorized by our Board of Directors on October 17, 2023.

As of December 31, 2023, we had repurchased 2,299,993 shares for a total value of Ps.1.66 billion under the program For a more detailed description of such transactions, see Item 16.E. The operations carried out through the program have been recorded as acquisitions of treasury shares in accordance with the provisions of IAS 32. The consideration paid for these shares was directly recognized as equity under the heading “Other equity accounts”.

Shareholder’s General Meeting

On March 8, 2024, the Board of Directors of Central Puerto convened the Annual General Meeting of Shareholders for April 30, 2024 to discuss the following items of the agenda:

1.	Appointment of two shareholders to sign the minutes.
2.

Consideration of the Annual Report and its exhibit, the Consolidated Statement of Income Statement, the Consolidated Statement of Comprehensive Income, Consolidated Comprehensive Income Statement, the Consolidated Statement Of Financial Position, Consolidated Balance Sheet, the Consolidated Statement of Changes In Equity, Consolidated Statement of Changes in Shareholders’ Equity, the Consolidated Statement of Cash Flows, Consolidated Cash Flow Statement, the Notes to the Consolidated Financial Statements and Exhibits, the Individual Income Statement of Income, the Individual Statement of Comprehensive Income, Comprehensive Income Statement, the Individual Statement of Financial Position, Balance Sheet, the Individual Statement of Cash Flows, Cash Flow Statement, Notes to the Individual Financial Statements, Brief, Auditor Report, and Statutory Audit Committee Report, all of them for the fiscal year ended December 31, 2023.

3.

Consideration of the income (loss) for the fiscal year and the Board of Directors’ proposal that consists of a) assigning Ps.7,402,192,000 to the Statutory Reserve; b) allocating the balance of the retained accumulated income to increase the Optional Reserve for the payment of dividends based on the evolution of our financial position and the Dividends Payment Policy in force; and c) delegating to the Board of Directors the partial or total reversal of the payment of dividends and the determination of the opportunity, currency, terms and other terms and conditions for payment, in accordance with such delegation. Consideration and approval of payment of the Profit-Sharing Bond stated by Sections 12 and 33 of the By-laws.

4.	Consideration of the Board of Directors performance during the fiscal year ended December 31, 2023.
5.	Consideration of the Statutory Audit Committee performance during the fiscal year ended December 31, 2023.
6.

Consideration of the remuneration of the Board of Directors for the fiscal year ended December 31, 2023, within the limit of profits in accordance with section 261 of the Business Entities Act and CNV Regulations. Consideration of the advanced payment of fees to the Board of Directors for the fiscal year closing next December 31, 2024.

7.	Consideration of the remuneration of the members of the Statutory Audit Committee for the fiscal year ended December 31, 2023; and the fee scheme for the period closing next December 31, 2024.
8.

Board of Directors’ partial renewal. Appointment of three directors and three deputy directors for a period of three fiscal years as per Section 17 of the By-laws. Continuity of the current Chairman until the appointment of a new Chairman by our Board of Directors.

9.	Appointment of the Statutory Audit Committee members and deputy members for the fiscal year closing next December 31, 2024.
10.	Consideration of the remuneration of our certifying accountant regarding the annual accounting documents for the fiscal year 2023.
11.	Appointment of the certifying accountant and of the deputy certifying accountant for the fiscal year closing next December 31, 2024 and the fixing of their remuneration.
12.	Approval of the Annual Budget for the functioning of the Supervisory Committee.
13.	Granting of authorizations.

Unavailability of Power Generation

During year 2023, the main failures resulting in unavailability of our power generation units were the following:

-	Mendoza Complex: The LDCUTG27 unit was unavailable due to a scheduled maintenance from July 11 to July 29 due to the replacement of gearbox components.

-	Costanera Complex: The BSASCC unit was unavailable from March 20 to October 3 due to a burner failure.

-	Central Puerto Complex: The PNUETV09 unit was unavailable from January 17 to April 2 due to a fire in a transformer switch.

Item 4. A History and development of the Company

Central Puerto S.A. (“Central Puerto” or the “Company”) is incorporated as a sociedad anónima under the laws of Argentina. Our principal executive offices are located at Avenida Thomas Edison 2701, C1104BAB Buenos Aires, Republic of Argentina. Our telephone number is +54 (11) 4317-5000.

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

The SEC maintains an internet site that contains reports and other information regarding issuers who, like us, file electronically with the SEC. The address of that website is http://www.sec.gov. Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following our press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this annual report.

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

As of December 31, 2023, we operated one hydroelectric generation plant, owned, and operated six thermal generation plants, seven wind farms and one solar farm, for the generation of electric power in Argentina. We had a combined installed capacity of 7,173 MW and have significantly improved our position as a major SADI electric power generator, producing approximately 19.68% of the energy generated by private sector SADI generators in 2023.

Hidroeléctrica Piedra del Águila S.A. (HPDA)

HPDA was a sociedad anónima (corporation) incorporated in 1993 that operated the Piedra del Águila hydroelectric complex with an installed capacity of 1,440 MW since it started commercial operation in 1993. HPDA entered into the HPDA Concession Agreement (as defined below) to operate and maintain the Piedra del Águila hydroelectric complex, that was assigned to us during the 2014 Merger. For further information regarding the HPDA and the HPDA Concession Agreement, see “—Electricity Generation from our Hydroelectric Complex—Piedra del Águila”.

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

Centrales Térmicas Mendoza S.A. (CTM)

CTM was a sociedad anónima (corporation) incorporated in 1993 focused on electric power generation and steam production. Before the 2014 merger, CTM was focused on two primary activities: electric power generation and steam production. CTM owned the Luján de Cuyo plant located in Luján de Cuyo in the Province of Mendoza, which began commercial operation in 1971. With the installation of its first two steam turbines, had an installed capacity of 576 MW and was the top producer of electric power in the Cuyo region. For further information regarding CTM’s operations that were transferred to us in the 2014 Merger, see “—Electricity Generation from our Thermal Generation Plants—Luján de Cuyo plant”.

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

Following the Merger between IGCE, IGCU, RPBC and MAGNA (See Item 4.A–- Merger between IGCE, IGCU, RPBC and MAGNA), as of the date of this annual report, IGCE holds a 51.00% interest in DGCU, and we hold a 42.31% interest in IGCE. Therefore, we indirectly hold a 21.58% equity interest in DGCU.

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

Ecogas has a gas distribution network covering 37,502 km and served approximately 1,442,184 customers as of December 31, 2023. In 2023, Ecogas distributed an average of 12,5 million cubic meters of natural gas per day; and in 2022, Ecogas distributed an average of 13.3 million cubic meters of natural gas per day. This volume of distribution represented approximately 15.0% and 15.4 % of the gas delivered by all the distribution companies in Argentina in December 2023 and 2022, respectively, according to data from ENARGAS.

Control Acquisition by Tender Offer of Third Parties in respect of DGCU shares

On January 7, 2015, we acquired a 49.00% interest in IGCU, the parent company of DGCU and, as a result, we held indirectly 24.49% of DGCU’s capital stock. Following this acquisition, Magna, RPBC, Central Puerto and Mr. Federico Tomasevich (jointly, the “Offerors”) resolved to participate proportionally in the tender offer for DGCU’s shares with voting rights that were publicly listed on the BYMA in order to acquire the remaining outstanding shares of DGCU that the Offerors did not already own. On October 30, 2015, the board of directors of the CNV approved the tender offer. Upon termination of the offer in January 2016, since no acceptances were tendered, no shares were acquired in this tender offer. During 2019, IGCE absorbed IGCU, RPBC and MAGNA. As of the date of this annual report, we own a 42.31% interest in IGCE and, as a result, we indirectly hold a 21.58% equity interest in DGCU. For further information on the merger of IGCE and IGCU, see “— Merger between IGCE, IGCU, RPBC and MAGNA”.

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

Renewable energy projects

In 2016, we incorporated a subsidiary, CP Renovables S.A. (“CP Renovables”), to develop, renewable energy generation projects. As of the date of this annual report, the company participated in the Renovar Rounds 1.0 and 1.5, in which it was awarded with the La Castellana I and Achiras projects with 20-year PPA contracts with CAMMESA, each of the projects constructed by CP La Castellana S.A.U. (a subsidiary of CP Renovables S.A.) and CP Achiras S.A.U. (a subsidiary of CP Renovables S.A.). La Genoveva I is a project from RenovAr 2.0 developed constructed and operated by Vientos La Genoveva S.A.U. (a subsidiary of Central Puerto S.A.).

In August 2018 and September 2018, respectively, the La Castellana I and Achiras wind farms started operations. The original COD of the La Genoveva I was expected for May 2020, but due to the outbreak of COVID-19, the construction of the plant was delayed. On November 21, 2020, La Genoveva I commenced full commercial operations.

In addition, the former Ministry of Energy and Mining through Resolution No. 281-E/ 2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies and the conditions for granting “dispatch priority” that allows such transactions to take place and ensures that the private generating companies will not be restricted in the future in its generation dispatch (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). In July 2019, September 2019, December 2019/January 2020/March 2020, and February 2020, the wind farms La Castellana II (developed by CPR Energy Solutions S.A.U.), La Genoveva II (developed by Vientos La Genoveva II S.A.U.), Manque (CP Manque S.A.U.), and Los Olivos (CP Los Olivos S.A.U.), respectively, reached their COD. We have entered into long-term PPA contracts with private customers for 100.00% of the estimated energy generation capacity of our term market renewable energy projects developed under Resolution No. 281-E/17 regulatory framework.

On October 18, 2023, our affiliate Proener acquired 100% of the capital stock and votes of Cordillera Solar and Scatec Equinor Solutions Argentina S.A. (currently, CP Servicios Renovables S.A.), owner and operator, respectively, of a photovoltaic plant located in the Province of San Juan.

Within the framework of Resolution SEE No. 281-E/17, we made an offer to reserve capacity access to the electricity transportation net, in order to develop a solar farm with an installed capacity of 15MW, (the “San Carlos Project”) located in the Province of Salta. In July 2022 we were awarded 10 MW of reserved capacity. The management of the construction and subsequent operation of the San Carlos Project will be carried out by Vientos La Genoveva II S.A.U. We signed the EPC contracts in March 2024 and expect to have the COD of the project by April 2025 as a tentative date.

Luján de Cuyo and San Lorenzo thermal cogeneration plants

In 2017, pursuant to Resolution No. 287-E/17, the former Secretariat of Electric Energy called for proposals for the supply of electric power to be generated through the installation of co-generation units, among others. We submitted bids on August 9, 2017, and, on September 25, 2017, we were awarded two co-generation projects, the San Lorenzo and the Luján de Cuyo projects, which will entail two additional sources of income for us: (i) electric power sales to CAMMESA through 15-year term PPAs which are priced in U.S. dollars; and (ii) steam sales pursuant to separate steam supply agreements negotiated with private offtakers.

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

The Brigadier López Plant has installed a Siemens gas turbine of 281 MW. According to the tender specifications and conditions, the project already has the boiler and a steam turbine to reach the closing of the combined cycle, which is expected to generate 420 MW in total. As of the date of this annual report, works for the closing of the combined cycle have been launched and are expected to be completed during 2025. See “An outbreak of a disease, may have material adverse consequences on our operations including new projects”.

Foray into the Forestry Business

On December 27th, 2022, Proener, an affiliate controlled by Central Puerto S.A., acquired 100.00% of the capital stock and votes of Forestal Argentina S.A. (“Forestal Argentina”) and Masisa Forestal S.A. (“Masisa Forestal,” currently Loma Alta Forestal S.A.).

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

Acquisition of Participation Interests in Enel Generación Costanera S.A.

See “Item 4. Information on the Company—Recent Developments—Acquisition of Participation Interests in Enel Generación Costanera S.A”.

Acquisition of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A

See “Item 4. Information on the Company—Recent Developments—Acquisition of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia La Celina S.A.”.

Acquisition of Cordillera Solar VIII S.A. and Scatec Equinor Solutions Argentina S.A. (currently, CP Servicios Renovables S.A.).

See “Item 4. Information on the Company—Recent Developments— “Acquisition of Cordillera Solar VIII S.A. and Scatec Equinor Solutions Argentina S.A.”.

Item 4.B Business Overview

Overview

We are one of the largest private sector power generation companies in Argentina, as measured by generated power, according to data from CAMMESA. In the year ended December 31, 2023, we generated a total of 20,774 net GWh of power, representing approximately 19.68% of the power generated by private sector generation companies in the country during such period, according to data from CAMMESA. We had an installed capacity of 7,173 MW as of December 31, 2023.

We have a generation asset portfolio that is geographically and technologically diversified. Our facilities are distributed across the City of Buenos Aires and the provinces of Buenos Aires, Córdoba, Mendoza, Neuquén, Río Negro, Santa Fe and San Juan. We use conventional and renewable technologies (including hydro power) to generate power, and our power generation assets include combined cycle, gas turbine, steam turbine, co-generation, hydroelectric, wind turbines and solar panels.

The following table presents a brief description of the power plants we owned and operated as of December 31, 2023.

Power plant	Location	Installed capacity (MW)	Technology
Puerto Nuevo(1)	City of Buenos Aires	589.00	Steam turbines
Nuevo Puerto(1)	City of Buenos Aires	360.00	Steam turbines
Puerto combined cycle(1)	City of Buenos Aires	798.00	Combined cycle
Central Costanera(3)	City of Buenos Aires	2,259.00	Combined cycle, Steam turbines
Luján de Cuyo plant	Province of Mendoza	576.00	Steam turbines, gas turbines, two cycles and mini-hydro turbine generator, producing electric power and steam
Brigadier López plant	Province of Santa Fe	281.00	Gas turbine
San Lorenzo plant	Province of Santa Fe	391.00	Combined cycle
Piedra del Águila plant	Piedra del Águila (Limay River, bordering provinces of Neuquén and Río Negro)	1440.00	Hydroelectric plant
La Castellana I wind farm(2)	Province of Buenos Aires	101.00	Wind turbines
La Castellana II wind farm(2)	Province of Buenos Aires	15.00	Wind turbines
La Genoveva I wind farm(2)	Province of Buenos Aires	88.00	Wind turbines
La Genoveva II wind farm(2)	Province of Buenos Aires	42.00	Wind turbines
Achiras wind farm(2)	Province of Córdoba	48.00	Wind turbines
Manque wind farm(2)	Province of Córdoba	57.00	Wind turbines
Los Olivos wind farm(2)	Province of Córdoba	23.00	Wind turbines
Guañizuil II A(4)	Province of San Juan	105.00	Solar panel
Total		7,173.00 MW

_______________________

(1)	The mentioned plants are included within the “Puerto Complex” as defined in “Business”.
(2)

La Castellana I, La Castellana II, Achiras, Manque, Los Olivos, La Genoveva I and La Genoveva II wind farms are owned by CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Achiras S.A.U., CP Manque S.A.U., CP Los Olivos S.A.U., Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U., respectively, the first five of which are fully owned subsidiaries of CP Renovables S.A. while the latter two are wholly owned subsidiaries of Central Puerto S.A. We own a 90.00% interest in CP Renovables. See “Item 4.B. Business Overview—Our Subsidiaries”.

(3)

The mentioned plants are included within the “Costanera Complex” as defined in “Business”. On February 22, 2024, the request submitted by Central Costanera for the decommissioning of the steam generation units COSTTV04 and COSTTV06 -for a total installed capacity of 120 MW and 350 MW, respectively- was published in the Official Gazette of the Republic of Argentina.

Costanera complex is owned by Central Costanera S.A. which is 75.22% owned by Proener S.A.U., as of December 31, 2023. As of the date of this annual report, we own a 100% interest in Proener. See “Item 4.B. Business Overview—Our Subsidiaries”.

(4)

Guañizuil II solar farm is owned by Cordillera Solar which is a wholly-owned subsidiary of Proener As of the date of this annual report, we own a 100% interest in Proener. See “Item 4.B. Business Overview—Our Subsidiaries”. We consider Guañizuil II solar farm information as of October 18, 2023.

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

During 2023 and 2022 we collected Ps. 36.94 billion and Ps. 38.64 billion from CVO receivables, respectively, in each case measured in current amounts as of December 31, 2023.

As of December 31, 2023, we held equity interests in the companies that operate the following FONINVEMEM thermal power plants:

Power plant	Operating Company	Location	Installed capacity (MW)	Technology	% Interest in the operating company(1) (2) (3)
San Martín	Termoeléctrica José de San Martín S.A. (TJSM)	Timbúes, Province of Santa Fe	865.00	Combined cycle plant, which became operational in 2010	10.90%
Manuel Belgrano	Termoeléctrica Manuel Belgrano S.A. (TMB)	Campana, Province of Buenos Aires	873.00	Combined cycle plant, which became operational in 2010	12.72%
Vuelta de Obligado	Central Vuelta de Obligado S.A. (CVOSA)	Timbúes, Province of Santa Fe	816.00	Combined cycle plant, which became operational in March 2018	57.49%

_______________________

(1)	In each case, we are the private sector generator with the largest ownership stake.
(2)	As of December 31, 2023, Central Costanera holds a 1.68% equity interest in TJSM, a 1.89% equity interest in TMB and a 1.30% equity interest in CVOSA.
(3)	Numbers include Central Puerto and Central Costanera information.

On January 3, 2020, the Argentine Government sent us a notice stating that, in accordance with the FONINVEMEM Agreement, TJSM and TMB should perform all necessary acts to incorporate the Argentine Government as shareholder of both companies, claiming, in each case, the following equity interest rights: 65.006% in TMB and 68.826% in TJSM.

On March 11, 2021, the Argentine Government subscribed its shares and the equity of the shareholders of TJSM and TMB were diluted. In the case of our equity interest, from 30.875% to 9.627% in TJSM and from 30.946% to 10.831% in TMB.

Since February 17, 2023, and due to the acquisition of Central Costanera S.A, we hold equity interests of 10.90% in TJSM, 12.72% in TMB and 57.49% in CVOSA. See “Item 3D. Risk Factors—Risks Relating to our Business—Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted” and “Item 4.B. Business Overview—Our Affiliates—Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)”.

The following set of graphs shows our total assets under the FONINVEMEM program, as of December 31, 2023:

_______________________

(1)	Future ownership structure of the operating companies is subject to the Claim that we filed against the Argentine government.
(2)	“FONINVEMEM Plants” refers to the plants José de San Martín, Manuel Belgrano and Vuelta de Obligado, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs”.
(3)	Power capacity numbers have been rounded. The power capacity with respect to certain assets is the nominal power capacity of the plant, which may differ from the awarded capacity.

Source: TJSM, TMB and CVOSA

The following graphic breaks down where our plants and power investments were located in Argentina as of December 31, 2023, and their installed capacity:

_______________________

(1)	Source CAMMESA, corresponds to the total theoretical power of each asset.
(2)	Net available power capacity reported to CAMMESA.
(3)	MW over available capacity.
(4)	Part of these MW are remunerated under Res. 59/23 - For more information, please refer to slide 18 “Annex 1 - Regulatory framework”.
(5)	The facility Includes 290 MW of combined cycles, 95 MW of cogeneration, 190 MW of gas/steam turbines and 1 MW of mini-hydro.
(6)

On February 22, 2024, the request submitted by Central Costanera for the decommissioning of the steam generation units COSTTV04 and COSTTV06 -for a total installed capacity of 120 MW and 350 MW, respectively- was published in the Official Gazette of the Republic of Argentina.

In the year ended December 31, 2023, we had revenues of Ps.313.57 billion. In the year ended December 31, 2023, we sold approximately 80.42% of our electric energy sales (in MWh) under the Spot Sales. Sales under Spot Sales accounted for 49.60% of our revenues in the year ended December 31, 2023.

In the year ended December 31, 2023, tariffs under the Spot Sales were paid by CAMMESA according to Res. 826/22, Res. 59/23, Res. 750/23 and Res. 869/23. The remuneration scheme is based on a fixed and variable costs system which was determined by the Secretariat of Energy pursuant to Resolution No. 95/13, as amended and complemented successively by Resolution SE No. 529/14, Resolution SE No. 482/15, Resolution SEE No. 22/16, as well as Res. 19/17, Res 1/19, Res. 31/20, Res. 440/21, Res. 238/22, Res. 826/22, Res, 59/23, Res. 750/23, Res. 869/23 and, more recently, by Res. 9/24 (see details in “Item 5.A. Operating Results—Spot Sales (also known as Energía Base)”. In the case of power, the price was set at 2,000 USD/MW-month plus (i) 85.00% of the remuneration of power set forth in Resolution No. 826/22 in Argentine pesos (during spring and autumn) or (ii) 65.00% of the remuneration of power set forth in Resolution No. 826/22 in Argentine pesos (during summer and winter). In the case of energy, the price was set at 3.5 USD/MWh for units that use gas and at 6.1 USD/MWh for units that use alternative fuels (i.e., diesel).

Regarding fuel costs, on November 7, 2018, pursuant to Resolution No. 70/18 of the Secretariat of Electric Energy, the Argentine Government authorized generators to purchase their own fuel for assets under the Spot Sales Regulatory framework. If generation companies opt to take this option, CAMMESA values and pays the generators their respective fuel costs in accordance with the Variable Costs of Production (CVP) declared by each generator to CAMMESA. The dispatch agency (Organismo Encargado del Despacho or “OED” using the Spanish acronym), which is part of CAMMESA, continued to supply the fuel for those generation companies that do not elect to take this option. In accordance with Resolution of the Secretariat of Electric energy, in November 2018, we started purchasing fuel for our Luján de Cuyo combined cycle, and in December 2018, for all our thermal units.

On December 27, 2019, the former Ministry of Productive Development issued Resolution No. 12/2019, repealing Resolution of the former Government Secretariat of Energy No. 70/18 and restoring Art. 8 of Resolution SE No. 95/2013. Beginning January 2020, CAMMESA became the only fuel supplier for generation companies, except for (i) thermal units that had prior commitments with CAMMESA for energy supply contracts with their own fuel management and (ii) thermal units under the Energía Plus regulatory framework, authorized under Resolution SE No. 1281/06 to supply energy to large private users.

Additionally, we have sales under contracts, including (i) term market sales under contract, (ii) MATER sales under contracts, (iii) Energía Plus sales under contract; and (iii) sales of energy under the RenovAr Program.

Term market sales under contract include sales of electric power under negotiated contracts with private and public sector counterparties. MATER sales under contracts include sales of electric power under negotiated contracts with private and state-owned companies generated exclusively from renewable energy plants. In all cases, sales under contracts generally involve PPAs with customers and are contracted in U.S. dollars. Prices in term market sales under contracts from thermal units and Energía Plus contracts include price of fuel used for generation, cost of which is assumed by the generator or include such cost as a component of the sale that is charged to the client. For terms longer than one year, these contracts typically include electric power price updating mechanisms in case of fuel price variations or the generator being required to use liquid fuels in the event of a shortage of natural gas. For further information regarding our main clients for term market sales under contract, see “Business—Our Customers”.

Term market sales under contract, and MATER sales under contracts accounted for 9.94% and 3.12% of our electric power sales (in MWh) and 24.17% and 6.31% of our revenues for the year ended December 31, 2023, respectively.

In our Luján de Cuyo plant, we are also permitted to sell a minor portion (up to 16 MW) of our generation capacity and electric power under negotiated contracts with private sector counterparties under the Energía Plus scheme, designed to encourage private sector investments in new generation facilities. Energía Plus sales under contracts accounted for 0.28% of our electric power sales (in MWh) and 0.47% of our revenues for the year ended December 31, 2023. These contracts are typically one-to-two years long, are denominated in U.S. dollars and are paid in pesos at the exchange rate determined in the contract as of the date of payment. Under the rules and regulations of the Energía Plus, the generator buys the fuel to cover the committed demand of electric power and supplies the electric power to large electric power consumers at market prices, denominated in U.S. dollars, previously agreed between the generator and its clients.

RenovAr sales under contracts include sales of electricity generated exclusively from renewable energy power plants under negotiated contracts with public sector counterparties. We have long term contracts signed with CAMMESA. Prices under these PPAs are denominated in U.S. dollars and guaranteed by the FODER. In the RenovAr Program, our subsidiaries, Achiras, La Castellana I, La Genoveva I and Cordillera Solar entered in a 20-year PPA with CAMMESA that establishes that 100% of the contracted generation capacity of the power plants will be sold to CAMMESA at the awarded price plus the respective incentive and adjustment factors, which increase the awarded price approximately by 10.00% to 15.00%. See “Item 4.B, Business Overview—The Argentine Electric Power Sector —Structure of the Industry—Renewable Energy Program”. Sales under RenovAr Program accounted for 6.24% of our electric power sales (in MWh) and 11.29% of our revenues for the year ended December 31, 2023. See “Item 4.B. Business Overview—The Argentine Electric Power Sector”.

We also produce steam. As of December 31, 2023, we had an installed capacity of 465 tons per hour: the San Lorenzo cogeneration plant had an installed capacity of 340 tons per hour while the installed capacity of Luján de Cuyo plant was 125 tons per hour. Steam sales accounted for 4.72% of our revenues for the year ended December 31, 2023. Our production of steam for the year ended December 31, 2023, was 2,018 thousand metric tons, of which 1,090 thousand metric tons were provided by the San Lorenzo plant and 980 thousand metric tons by the facilities installed in Luján de Cuyo.

Our Luján de Cuyo plant supplies steam under negotiated contracts with YPF while the San Lorenzo plant provides steam under a negotiated contract with T6 Industrial S.A. Our Luján de Cuyo plant has a combined heat and power (CHP) unit in place, which started operations on October 5, 2019, replacing the previous CHP, and supplies up to 125 metric tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam supply agreement. This contract is denominated in U.S. dollars but can be adjusted in the event of variations in U.S. dollar-denominated prices of fuel necessary for power generation. This new steam supply contract with YPF was entered into on December 15, 2017, for a period of 15 years and replaced the contract in place with YPF. For further information on the steam supply agreements with YPF for the Luján de Cuyo plant, see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Sales Under Contracts, Steam Sales and Others —Steam supply to YPF—Luján de Cuyo plant”.

The contract between us and Transportadora de Gas del Sur (“TGS”) for the natural gas transportation capacity has remained effective after the sale of the La Plata plant. Pursuant to the terms of our agreement with YPF EE, we resell our gas transportation capacity to YPF EE through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF EE will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas trader to permit the resale of our gas transportation capacity to YPF EE without the risk of intervention from interested third parties. On July 20, 2018, we were effectively registered as natural gas trader. As of the date of this annual report, the delivery of the transportation capacity to YPF EE is done through the “Resale” mechanism. The resale to YPF EE of our natural gas transportation capacity accounted for 0.59% of our revenues for the year ended December 31, 2023.

In addition, we have income derived from the operating fee that we receive for the management of the Central Vuelta de Obligado plant. Revenues from the management of the Central Vuelta de Obligado plant accounted for 1.46% of our revenues for the year ended December 31, 2023.

Finally, as a result of our acquisitions in the forestry industry, carried out in December 2022 and May 2023, we have another source of revenues provided by five subsidiaries: Forestal Argentina S.A., Loma Alta Forestal S.A., EVASA, Estancia Celina S.A. and Las Misiones S.A. These subsidiaries as a whole generated 1.46% of our aggregate revenues for the year ended December 31, 2023. Since Forestal Argentina S.A. and Loma Alta Forestal S.A. were acquired on December 27, 2022, and EVASA, Estancia Celina S.A. and Las Misiones S.A. were acquired on May 3, 2023, the year 2023 is the first one with forestry sales.

The following graph breaks down our revenues in the year ended December 31, 2023, by regulatory framework:

_______________________

Source: Central Puerto. Includes sales of energy and power to CAMMESA remunerated under Resolution No. 95/13, Resolution No. 19/2017, Resolution of the Secretariat of Energy No. 1/2019, Resolution No. 31/20, Resolution No. 440/21, Resolution No. 238/22 and Resolution No. 826/22, Resolution No. 59/23, Resolution No. 750/23 and Resolution No. 869/23 (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme).

The following graph breaks down our electric energy sales in the year ended December 31, 2023, by regulatory framework, in MWh:

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

We have long-term maintenance service agreements for our thermal generation plants provided by world-leading companies in the construction and maintenance of thermal power plants such as (i) General Electric, which maintains the combined cycle plant of Nuevo Puerto, and Luján de Cuyo, (ii) Siemens, which carries out the maintenance of the combined cycle of the Mendoza site, the Brigadier López thermoelectric plant and the Luján de Cuyo and San Lorenzo cogeneration units, and (iii) Mitsubishi, which carries out the maintenance of the remaining cycle combined located in the Central Costanera.

Within the framework of the aforementioned agreements, these suppliers supply materials, spare parts, labor and engineering direction of scheduled maintenance in accordance with the corresponding technical recommendations.

We have entered into long term contracts with Vestas Argentina S.A. for the operation and maintenance of the La Genoveva I wind farms until August 30, 2040, La Genoveva II until May 31, 2039, La Castellana II until May 31, 2039 and Manque and Los Olivos until May 31, 2039. We also have entered into long term contracts with Nordex Energy Argentina S.A for the operation and maintenance of Achiras wind farm until September 3rd, 2028 and La Castellana until August 12th. 2028. As for Guañizuil II A solar farm we currently hold a long term contract with Huawei International Corporation until April 16th 2025.

We also own long-term significant non-controlling investments in companies that have utility licenses to distribute natural gas through their networks in the provinces of Mendoza, San Juan, San Luis, Córdoba, Catamarca and La Rioja. Considering our direct and indirect interests, we hold (i) a 21.58% equity stake in DGCU and (ii) a 40.59% equity stake in DGCE (Ecogas).

Ecogas has a gas distribution network covering 37,502 km and served approximately 1,442,184 customers as of December 31, 2023. In 2023, Ecogas distributed an average of 12,5 million cubic meters of natural gas per day; and in 2022, Ecogas distributed an average of 13.3 million cubic meters of natural gas per day. This volume of distribution represented approximately 15 % and 15.4% of the gas delivered by all the distribution companies in Argentina in December 2023 and 2022, respectively, according to data from ENARGAS. In the year ended December 31, 2023, our interest in Ecogas produced Ps.5.83 million in share profit of an associate, which represented 3.99% of our net income for such period.

Through Resolution No. 17,949 dated January 7, 2016, the CNV granted us a conditional authorization to enter the public offering regime through the issuance of simple, non-negotiable obligations, convertible into shares and the creation of a global program for the issuance of negotiable obligations (the “Program”) and, on March 16, 2016, the CNV decided to give effect to the Resolution. On September 9, 2019, our Shareholders Meeting resolved to approve our voluntary withdrawal from the Public Offering Regime in which we were stating that we had not issued negotiable obligations, and to cancel of the Program. On October 24, 2019, the CNV gave us notice of the joint signature CNV Resolution No. RESFC-2019-20506-APN-DIR # CNV of the same date, through which it resolved to cancel, as of the date of Resolution, the authorization granted to make a public offering of our Negotiable Obligations, due to the lack of outstanding securities. Likewise, having the Shareholders’ Meeting of January 26, 2018, resolved to approve our application to join the Public Offering of shares, the CNV authorized the Public Offering of class “B” shares (Resolutions No. 19,384 and No. 19,391 dated March 1, 2018, and March 8, 2018, respectively); However, the selling shareholders decided to postpone the offering, due to market reasons. Consequently, the CNV, on October 24, 2019, notified us of the CNV Resolution of joint signature No. RESFC-2019-20511-APN-DIR # CNV of the same date, through which it was resolved to cancel, as of that date, the authorization granted to us to make a public offering of our shares, due to the absence of placement of the negotiable securities.

Our Competitive Strengths

We believe that we have achieved a strong competitive position in Argentina mainly as a result of our development in the power generation sector, which has allowed us to accomplish the following strengths:

•

One of the largest private sector power companies in Argentina. We are one of the largest private sector power generation companies in Argentina, as measured by power generated, according to data from CAMMESA. In the year ended December 31, 2023, we generated a total of 20,774 net GWh of power. As of December 31, 2023, we had an installed generating capacity of 7,173 MW. Our size within the Argentine market positions us well to take advantage of future developments as investments are made in the electric power generation sector. Our ample installed capacity is also an advantage, as we have enough capacity to support large, negotiated contracts.

The following graphs show the SADI’s total power generation by private companies and market share for 2023 (grouped by related companies and subsidiaries):

(1) Source CAMMESA

(2) Energy Generation of total SADI

•

High quality assets with strong operational performance. We have a variety of high-quality power generation assets, including combined cycle turbines, gas turbines, steam turbines, wind farms, solar panels, hydroelectric technology and steam and power co-generation technology, with a combined installed generating capacity of 7,173 MW, as of the date of this annual report. Our efficiency levels compare favorably to those of our competitors due to our efficient technologies. The following chart shows the efficiency level for the period between January 2023 and December 2023 of each of our generating units compared to our main competitors based on heat rate, which is the amount of energy used by an electric power generator or power plant to generate one kWh of electric power.

The following chart shows the availability ratio of our thermal assets as compared to the market average:

Source: Central Puerto, CAMMESA.

(1) Availability reported by CAMMESA, as determined by the total installed capacity of each power plant.

(2) Central Costanera figures do not encompass the power capacity values of the steam generation units COSTTV04 and COSTTV06, which have a total installed capacity of 120 MW and 350 MW, respectively.

We have long-term maintenance contracts with the manufacturers of our combined cycle units and co-generation plants with the largest capacity, namely the Puerto combined cycle unit, the Luján de Cuyo combined cycle unit at the Luján de Cuyo plant, the Brigadier López gas turbine, the co-generation units at the Luján de Cuyo plant, San Lorenzo cogeneration plant, Mitsubishi combined cycle in Central Costanera and our windfarms and solar farms, under which the manufacturers provide maintenance using best practices recommended for such units. Our remaining units receive maintenance through our highly trained and experienced personnel, who strictly follow the recommendations and best practices established by the manufacturers of such units. We are also capable of generating power from several sources of fuel, including natural gas, diesel oil and fuel oil. In addition, in recent years we have invested in adapting our facilities to be able to generate power from biofuels, and we have developed business relationships over the years with strategic companies from the oil and gas and the biofuel sectors. Our power generation units are also favorably positioned along the system’s power dispatch curve (the WEM marginal cost curve) as a result of our technologically diverse power generation assets and high level of efficiency in terms of fuel consumption, which ensures ample dispatch of energy to the system, even when taking into account new capacity additions expected in the coming years that were awarded pursuant to auctions to increase thermal generation capacity and capacity from renewable energy sources.

•

Diversified and strategically located power sector assets. Our business is both geographically and technologically diverse. Our assets are critical to the Argentine electric power network due to the flexibility provided by the large fuel storage capacity, which allows us to store 72,000 tons of fuel oil (enough to cover 5.5 days of consumption) and 89,000 tons of gas oil (enough to cover 7.3 days of consumption) at our thermal generation plants, in addition to our access to deep water docks, our dam water capacity and our ability to store energy for 45 days operating at full capacity at Piedra del Águila. The prices for power transmission are regulated and based on the distance from the generating company to the user, among other factors. In this regard, our thermal power plants are strategically located in important city centers or near some of the system’s largest customers, which constitutes a significant competitive advantage. For example, approximately 37.6% of Argentine energy consumption was concentrated within the metropolitan area of Buenos Aires during 2023 according to the monthly report of December 2023 prepared by CAMMESA. Because the lack of capacity in SADI limits the efficient distribution of energy generated in other geographic areas, our generation plants in Buenos Aires and Mendoza are essential to the supply of energy to meet the high demand in these areas. In addition, this need to generate energy close to a high consumption area in Argentina means that our plants are less affected by the installation of new capacity in other regions.

The diversification of our fuel sources enables us to generate energy in different contexts, as shown in the following chart:

Source: Central Puerto

Luján de Cuyo’s Siemens Combined Cycle unit (290 MW installed capacity) and Buenos Aires’ Combined Cycle unit (277 MW installed capacity) are CEPU’s only units relying exclusively on natural gas.

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

Pursuant to Resolution No. 287-E/17, the former Secretariat of Electric Energy called for proposals for supply of electric power to be generated through existing units, the conversion of open cycle units into combined cycle units or the installation of co-generation units. We submitted bids on August 9, 2017, and, on September 25, 2017, we were awarded two co-generation projects at San Lorenzo (with an awarded electric capacity of 330 MW and 317 MW for the winter and summer, respectively) that started operations on August 15, 2021 and Luján de Cuyo (with an awarded electric capacity of 93 MW and 89 MW for the winter and summer, respectively), which started operations on October 5, 2019, seven weeks ahead of the committed COD.

On July 26, 2023, the National Secretariat of Energy announced, through Resolution 621/2023, a national and international “Terconf” public tender for the submission of offers for new or existing thermal plants with the aim of incorporating stable and reliable thermal power to the national interconnected system.

The public tender was divided into:

•	Thermal Generation for the reliability and supply of the interconnected system (“SADI”), targeting a range between 2,250 MW and 3,000 MW; and

•	Thermal Generation to replace and make the Tierra del Fuego power generation system more efficient, targeting a range between 30 MW and 70 MW.

The public tender was further divided into subcategories that had a power limit to be awarded:

•	Line 1.0: Power increase of existing combined cycles.

•	Line 1.1: Improvement of supply reliability in critical areas.

•	Line 1.2: Improvement of regional supply reliability.

•	Line 1.3: Improvement of general supply reliability.

As part of the bidding process, the group presented projects in Central Puerto for 312 MW and in Central Costanera for 516 MW. The submission of bids took place on September 26, while the technical qualification and the opening of the bids were carried out on October 25 and October 27, respectively. Finally, on November 29, CAMMESA announced the outcome of the bidding process, resulting in the awarding of the two projects presented by Central Costanera for a total of 516 MW. However, as of the date of this annual report, the contracts have not been signed and the TerConf bidding process is currently being reviewed by the new administration.

As of the date of this annual report, works for the closing of the combined cycle of the Brigadier Lopez Plant have started and are pending completion. In February 2024, the agreement with the constructor, Sociedad Argentina de Construcción y Desarrollo Estratégico (“SACDE”) was formalized. Under such agreement, all the works, services and works necessary to complete the closure of the cycle were defined, with the “notice to proceed” having been delivered on February 26, 2024. Works are expected to be completed during 2025. The plant, which has a dual-fuel Siemens SGT5-4000 F gas turbine with a total nominal power of 292 MW, is expected to increase its capacity by 140 MW thanks to the closing cycle. This means that total power output will reach 432 MW.

Renewable Generation

In connection with our renewable energy efforts, Law No. 27,191, provides that Large Users, whose demand exceeds 300 KW of average annual power, should comply with the obligation to purchase renewable energy by entering into a contract with a generating company or through self-generation. The former Ministry of Energy and Mining through Resolution 281-E/ 2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies and the conditions for granting the “dispatch priority” that allows such transactions to take place and ensures that the private generating companies will not be restricted in the future in its generation dispatch (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). We have signed long-term PPA contracts with private customers for 100% of the estimated energy generation capacity of our term market renewable energy projects developed under Resolution No. 281-E/17 regulatory framework and our seven wind farms commenced commercial operations.

With the aim of diversification of our energy matrix, on October 18, our subsidiary Proener, directly acquired 100% of the capital stock of Cordillera Solar and Scatec Equinor Solutions S.A. (currently, CP Servicios Renovables S.A.), owner, and operator respectively of the solar power plant “Guañizuil II A”.

The Guañizuil II A solar power plant is located in the province of San Juan, Argentina, and has a nominal rated power capacity of 105 MW, generating approximately 300 GWh/year. The plant counts with 358,560 solar panels and covers a total area of 270 hectares, being the third largest solar farm in Argentina. This acquisition has been recorded as an assets acquisition as per IFRS 3.

In addition, the Guañizuil II A solar power plant has a capacity factor of 33%, exceeding the average for the region and positioning it as one of the farms with the best capacity factor in the world, which allows it to produce energy to supply the demand of approximately 86,000 homes. The remuneration scheme of the power plant is a PPA with CAMMESA under the Program Renov.ar 2.5 for 20 years.

We consider the acquisition of our first photovoltaic technology park represents another milestone in the diversification of our energy matrix within the framework of our expansion strategy and consolidation in the renewable energy market. Thus, Central Puerto will generate 9.6% of the country’s total solar energy and will reach a capacity of 475 MW of renewable energy, of which 80% corresponds to wind energy and 20% to solar energy.

We cannot assure you that the Argentine Government will open new auction processes, or our bids will be successful or that we will be able to enter into PPAs in the future. See “Item 3D. Risk Factors—Risks Relating to our Business—Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants”.

Stable cash flow generation, partially supported by U.S. dollar denominated contracts payable in Argentine pesos. Part of our cash flows are denominated in US dollars mainly from (a) long term contracts (PPAs) with CAMMESA, and (b) contracts signed directly under Energía Plus framework, MATER and Steam Sales. Such payments principally depend on two factors: (i) the availability of power capacity (in the case of thermal units) and (ii) the amount of power or steam generated. All variables have been relatively stable in recent years, as a result of the diversified technology and high efficiency of our power generation units. In addition, our cash flows have little exposure to the fuel price changes as the fuel needed to produce the energy under the Spot Sales is supplied by CAMMESA without charge and our term market sales under contracts typically include price adjustment mechanisms based on fuel price variations, if applicable.

During 2023, we collected Ps.36.94 billion from the CVO receivables, measured in current amounts as of December 31, 2023.

Adequate financial position. We benefit from an adequate financial position, operating efficiency and a relative low level of indebtedness, allowing us to deliver on our business growth strategy and create value for our shareholders. In terms of our financial position, our total cash and cash equivalents and current other financial assets was Ps.103.31 billion as of December 31, 2023 (approximately US$127.79 million). As of the date of this annual report, we also have uncommitted lines of credit with commercial banks, totaling approximately Ps.89.8 billion.

Solid and experienced management team with a successful track record in delivering growth. Our executive officers have vast experience and a long track record in corporate management with, on average, 19 years of experience in the industry. Our management has diverse experience navigating different business cycles, markets and sectors, as evidenced by the growth and expansion we have undergone since the early 1990s. They also have a proven track record in acquisitions and accessing financial markets. On June 14, 2019, Central Puerto, in the context of a local and foreign public tender called by IEASA, which had been awarded to us, purchased the Brigadier López Plant. Our management successfully obtained US$180.0 million loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. to fulfill the acquisition. “See Item 5.B. Liquidity and Capital Resources—Indebtedness—Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC”.

Additionally, during 2018, 2019 and 2020, our management also obtained financing for the expansion of our installed capacity from multilateral credit agencies, export credit agencies, commercial banks and the local securities market, as described in “Item 5.B. Liquidity and Capital Resources—Indebtedness”.

In addition, in 2015, jointly with an investment consortium, we acquired non-controlling equity interests in Ecogas, which distributes natural gas through its network covering 37,502 km and serving approximately 1,442,184 customers as of December 31, 2023, further diversifying our interest in the sector. We believe that our management team has been successful in identifying attractive investment opportunities, structuring innovative business plans and completing complex transactions efficiently.

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

•	Becoming a leading company in renewable energy in Argentina. Several research studies from organizations such as the Cámara Argentina de Energías Renovables suggest that Argentina has a significant potential in renewable energy (mainly in wind and solar energy). We also believe that renewable energy will become a larger part of the installed capacity in Argentina. The former Ministry of Energy and Mining, through Law No. 27,191, has established a target for renewable energy sources to account for 20% of Argentina’s electric power consumption by December 31, 2025. We intend to capitalize on this opportunity by expanding our investments into renewable energy generation. To achieve this goal, we are strengthening our renewable energy portfolio. In August 2018, September 2018, July 2019, September 2019, December 2019/January 2020, February 2020 and November 2020 our wind farms La Castellana I, Achiras, La Castellana II, La Genoveva II, Manque, Los Olivos and La Genoveva I started operations, respectively. In October 2023, our subsidiary Proener also acquired 100% of the capital stock and votes of Cordillera Solar and Scatec Equinor Solutions Argentina S.A (currently, CP Servicios Renovables S.A.), owner and operator, respectively, of a photovoltaic plant located in the Province of San Juan. Additionally, we are also exploring several other options to diversify our generation assets to include sustainable power generation sources (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants). In 2016, we formed our subsidiary, CP Renovables, to develop, construct and operate renewable energy generation projects.
•	Acquiring assets in the forestry sector. In line with the global trend of developing innovative projects that increase the environmental performance of companies and contribute to global decarbonization objectives, we took a first step by acquiring one of the largest forestry companies in Argentina from Masisa Chile, seeking to consolidate our position as a relevant player in the forestry sector. Argentina has clear regional and global comparative advantages in the sector, while Forestal Argentina S.A. and Loma Alta Forestal S.A, acquired by our affiliate Proener, have a highly experienced management and a significant growth potential. On May 3, 2023, our affiliate Proener also acquired 100% of the capital stock and votes of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A.
•	Maintaining an adequate financial position and sound cash flow levels. We have a relatively low level of debt, which reflects our adequate financial position and additional debt capacity. We believe our adequate financial position is the result of our responsible financial policies and stable cash flows. We will preserve our current cash flow levels in the coming years by, among other things, keeping a rigorous maintenance program for our production units, which we expect will help us continue the positive operational results we have experienced, particularly regarding our electric power dispatch availability. We intend to finance our expansion plans through market alternatives that enhance the return on capital of the projects, relying on loan agreements -such as credit facilities and project financing- and on the local and international capital markets. Each of CP La Castellana, CP Achiras, CPR Energy Solutions, Vientos La Genoveva I, Vientos La Genoveva II, entered into long term loans to fund the development of renewable energy projects they were awarded and to purchase wind turbines. We also obtained a long-term loan from Kreditanstalt für Wiederaufbau (“KfW”) to support the construction of the Luján de Cuyo cogeneration project, and a loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. to purchase the Brigadier López plant, which was fully paid on January 12, 2024. See “Item 5.A. Operating Results—Indebtedness”. We expect that the new capacity from these projects will allow us to further increase our cash flow, while enhancing our financial position.

Our Subsidiaries

Central Vuelta de Obligado S.A.

CVOSA is a private, unlisted company, engaged in managing the purchase of equipment and building, operating and maintaining the CVOSA power plant that was constructed and began operations in March 20, 2018 under a program substantially similar to the FONINVEMEM program. In the year ended December 31, 2023, CVOSA accounted for a gain equaling 0.04%% of our consolidated net income.

We have 57.49 % of the voting rights in CVOSA, which grants us the power to unilaterally approve resolutions for which a majority is required at the relevant shareholders meeting. However, pursuant to a shareholders’ agreement entered into among Hidroeléctrica El Chocón S.A., Central Dock Sud S.A. and Central Costanera S.A (the “Other CVOSA Shareholders”) and us, we will only be able to approve the following decisions with the affirmative vote of the Other CVOSA Shareholders: (i) entering into a merger, spin-off, transformation or liquidation; (ii) increasing or decreasing the capital stock; (iii) receiving capital contributions; (iv) entering into transactions with related parties; (v) amending the bylaws; (vi) entering into an operating and maintenance agreement for the Vuelta de Obligado power plant; (vii) approving the trust agreement in connection with the Vuelta de Obligado power plant and its amendments; (viii) filing any lawsuit against any governmental authorities, CAMMESA and/or the FONINVEMEM trust fund currently holding the Vuelta de Obligado power plant; (ix) entering into engineering services, gas supply and transportation agreements; and (x) entering into a power purchase agreement with CAMMESA for the Vuelta de Obligado power plant. If such decisions are to be decided at a board of directors’ meeting, they can only be approved with the affirmative vote of at least one member of the board of directors appointed by the Other CVOSA Shareholders.

Currently the board of directors of CVOSA is composed by four members, two of which have been appointed by us. In addition, we have the right to appoint the chairman of the board of directors of CVOSA, who has double vote in case of a tie. In addition, we have the right to appoint one member of the supervisory committee of CVOSA.

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

Proener S.A.U.

Proener S.A.U. is a private, unlisted company. We hold a 100.00% interest in Proener S.A.U., a company engaged in investment activities in the energy and forestry sectors. In the year ended December 31, 2023, Proener S.A.U. and its subsidiaries accounted for a gain equaling 71.91% of our consolidated net income.

CP Renovables S.A.

In 2016, we formed a subsidiary, CP Renovables S.A. (“CP Renovables”), to develop, construct and operate renewable energy generation projects. As of the date of this annual report, we directly own a 86.53% interest in CP Renovables. The remaining interest is owned through CPR Energy Solutions S.A.U. (0.33%) and Vientos La Genoveva II S.A.U. (3.14%).

CP Renovables S.A. invests in renewable energy assets. In the year ended December 31, 2023, CP Renovables S.A. and its subsidiaries accounted for a consolidated gain, equaling 3.44% of our consolidated net income.

CP Achiras S.A.U.

CP Achiras S.A.U. is a private, unlisted company. CP Renovables holds a 100.00% interest in the capital stock of CP Achiras S.A.U., a company engaged in the generation and commercialization of electric power through renewable sources. In the year ended December 31, 2023, CP Achiras accounted for a loss equaling 0.72% of our consolidated net income.

CPR Energy Solutions S.A.U.

CPR Energy Solutions S.A.U. is a private, unlisted company. CP Renovables holds a 100.00% interest in the capital stock of CPR Energy Solutions S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2023, CPR Energy Solutions S.A.U. account for a loss of 0.03% of our consolidated net income.

Puerto Energía S.A.U. (Previously known as CP Patagones S.A.U.)

Puerto Energía S.A.U. is a private, unlisted company., engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2023, Puerto Energía S.A.U. did not account for any of our consolidated net income.

CP La Castellana S.A.U.

CP La Castellana is a private, unlisted company. CP Renovables holds a 100.00% interest in the capital stock of CP La Castellana, a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2023, CP La Castellana accounted for a loss equaling 5.14% of our consolidated net income.

Vientos La Genoveva S.A.U.

Vientos La Genoveva S.A.U. is a private, unlisted company. On March 7, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva S.A. and, on that same date, transformed it into a S.A.U. (sole-shareholders corporation) On August 6, 2018, we purchased from our subsidiary, CP Renovables S.A., 100.00% of the equity interests in Vientos La Genoveva S.A.U. Vientos La Genoveva is a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2023, Vientos La Genoveva accounted for a gain equaling 3.63% of our consolidated net income.

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

In the year ended December 31, 2023, Vientos La Genoveva accounted for a loss equaling 0.39% of our consolidated net income.

CP Manque S.A.U.

CP Manque S.A.U. is a private, unlisted company. CP Renovables holds a 100.00% interest in the capital stock of CP Manque S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2023, CP Manque S.A.U. accounted for a gain equaling 14.73% of our consolidated net income.

CP Los Olivos S.A.U.

CP Los Olivos S.A.U. is a private, unlisted company. CP Renovables holds a 100.00% interest in the capital stock of CP Los Olivos S.A.U., a company engaged in generation and commercialization of electric power through renewable sources. In the year ended December 31, 2023, CP Los Olivos S.A.U. accounted for a gain equaling 1.56% of our consolidated net income.

Forestal Argentina S.A.

Forestal Argentina S.A. is a private, unlisted company. Our subsidiary Proener holds a 98.00% interest while Central Puerto S.A. holds 2.00% of the capital stock of Forestal Argentina S.A, a company engaged in the production and commercialization of forestry assets. In the year ended December 31, 2023, Forestal Argentina S.A. accounted for a gain equaling 1.37%of our consolidated net income.

See “Item 4. Information on the Company—Recent Developments—Acquisition of Loma Alta Forestal and Forestal Argentina”.

Loma Alta Forestal S.A.

Loma Alta Forestal S.A. is a private, unlisted company. Our subsidiary Proener holds a 98.00% interest while Central Puerto S.A. holds a 2.00% interest in the capital stock of Loma Alta Forestal S.A., a company engaged in production and commercialization of forestry assets. In the year ended December 31, 2023, Loma Alta Forestal S.A. accounted for a loss equaling 2.62% of our consolidated net income.

See “Item 4. Information on the Company—Recent Developments—Acquisition of Loma Alta Forestal and Forestal Argentina”.

Empresas Verdes Argentina S.A

Empresas Verdes Argentina S.A. is a private, unlisted company. Our subsidiary Proener holds a 98.01% while our subsidiary Forestal Argentina S.A. holds a 1.99% interest in the capital stock of Empresas Verdes Argentina S.A, a company that owns forestry assets in the Province of Corrientes. In the year ended December 31, 2023, Empresas Verdes Argentina S.A. accounted for a gain equaling 6.57% of our consolidated net income.

The results accrued after the acquisition date for the acquired company are not material.

See “Item 4. Information on the Company—Recent Developments— “Acquisition of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A”.

Las Misiones S.A.

Las Misiones S.A. is a private, unlisted company. Our subsidiary Proener holds a 88.67% while Empresas Verdes Argentina S.A. holds a 11.33% interest in the capital stock of Las Misiones S.A, a company that owns forestry assets in the Province of Corrientes. In the year ended December 31, 2023, Las Misiones S.A. did not account for any of our consolidated net income.

The results accrued after the acquisition date for the acquired company are not material.

See “Item 4. Information on the Company—Recent Developments— “Acquisition of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A”.

Estancia Celina S.A.

Estancia Celina S.A. is a private, unlisted company. Our subsidiary Las Misiones S.A. holds a 79.20%, our subsidiary Proener holds a 17.20% and Empresas Verdes Argentina S.A. holds a 3.60% interest, respectively, in the capital stock of Estancia Celina S.A, a company that owns forestry assets in the Province of Corrientes. In the year ended December 31, 2023, Estancia Celina S.A. did not account for any of our consolidated net income.

The results accrued after the acquisition date for the acquired company are not material.

See “Item 4. Information on the Company—Recent Developments— “Acquisition of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A”.

Central Costanera S.A.

Central Costanera S.A. is a public, listed company on BYMA that is 75.22% owned by Proener as of December 31, 2023 and is engaged in the production and commercialization of electric energy. In the year ended December 31, 2023, Central Costanera S.A. accounted for a loss equaling 6.47% of our consolidated net income.

The results accrued after the acquisition date for the acquired company are not material. See “Item 4. Information on the Company—Recent Developments—Acquisition of Participation Interests in Enel Generación Costanera S.A”.

Cordillera Solar VIII S.A.

Cordillera Solar is a private, unlisted company which owns the Guañizuil IIA photovoltaic plant located in the Province of San Juan. In the year ended December 31, 2023, Cordillera Solar accounted for a loss equaling 6.91% of our consolidated net income.

The results accrued after the acquisition date for the acquired company are not material.

See “Item 4. Information on the Company—Recent Developments— “Acquisition of Cordillera Solar VIII S.A. and Scatec Equinor Solutions Argentina S.A.”.

CP Servicios Renovables S.A. (Previously known as Scatec Equinor Solutions Argentina S.A.)

CP Servicios Renovables S.A.is a private, unlisted company. Proener holds a 100% interest in the capital stock of CP Servicios Renovables S.A., a company operating the Guañizuil IIA photovoltaic plant located in the Province of San Juan. In the year ended December 31, 2023, CP Servicios Renovables S.A. accounted for a loss equaling 0.36% of our consolidated net income.

See “Item 4. Information on the Company—Recent Developments— “Acquisition of Cordillera Solar VIII S.A. and Scatec Equinor Solutions Argentina S.A.”.

Our Affiliates

Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)

TJSM and TMB are private, unlisted companies, which are engaged in managing the purchase of equipment, and building, operating and maintaining the San Martín and Belgrano power plants, respectively, each constructed under the FONINVEMEM program. In the year ended December 31, 2023, TJSM and TMB did not account for any of our consolidated net income.

As of December 31, 2023, we had 10.90% of the voting rights in TJSM and 12.26% of the voting rights in TMB.

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

On January 3, 2020, before the aforementioned 90 days period commenced, the Argentine Government sent a notice to us (doing the same with TSM, TMB and other generation companies that are shareholders of TJSM and TMB) stating that, in accordance with the FONINVEMEM Agreement, TJSM and TMB should perform all necessary acts to incorporate the Argentine Government as shareholder of both companies, claiming, in each case, the following equity interest rights: 65.006% in TMB and 68.826% in TJSM.

On January 9, 2020, we, together with the other generation companies, shareholders of TJSM and TMB, replied such notice stating that the Argentine Government’s equity interest claims did not correspond with the contributions made for the construction of the power plants under the terms of the FONINVEMEM Agreement that give rights to claim such equity interest. On March 4, 2020, the Argentine Government reiterated its previous claim to us.

Additionally, on January 7, 2020 and on January 9, 2020, Central Puerto, together with the other shareholders of TJSM and TMB (as guarantors within the framework and the limits stated by the FONINVEMEM Agreement, the Note SE No. 1368/05 and the trust agreements), BICE, TJSM, TMB and the Energy Secretariat, amended the Operation and Maintenance Agreement of the Manuel Belgrano Thermal Facility (the “TMB OMA”) and the Operation and Maintenance Agreement of the San Martín Thermal Facility ( the “TJSM OMA”), respectively. The amendments to the TMB OMA and TJSM OMA extended the agreements until each of the trust’s liquidation effective date.

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

Since February 17, 2023, and due to the acquisition of Central Costanera S.A, we hold equity interests of 10.90% in TJSM, 12.72% in TMB and 57.49% in CVOSA. As of the date of this annual report, the transfer of power stations to TSM and TMB was not completed. See “Item 3D. Risk Factors—Risks Relating to our Business—Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted”.

In the case of CVOSA, when the CVO Trust term expires after ten years of operation of the respective power plant the Argentine Government will be incorporated as shareholder, with a stake of at least 70.00% pursuant to FONINVEMEM arrangements for CVOSA. The dilution of our interest in CVOSA will reduce our income from this power plant, adversely affecting our results of operations. This will also take place when the Argentine Government incorporates as a shareholder of CVOSA and our equity interest in that company is diluted. See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs”.

Ecogas Group–- Inversora de Gas del Centro S.A. (IGCE)

IGCE is a private, unlisted company. Its only significant assets are a 55.29% interest in DGCE, a company engaged in the distribution of natural gas in the provinces of Córdoba, La Rioja and Catamarca. and a 51.00% interest in DGCU, a company engaged in the distribution of natural gas in the provinces of Mendoza, San Juan and San Luis. During 2019, IGCE absorbed IGCU, RPBC and MAGNA. For further information on the merger of IGCE and IGCU, see “Item 4.A—Merger between IGCE, IGCU, RPBC and MAGNA”.

As of the date of this annual report, we hold a 42.31% interest in IGCE and a direct 17.20% interest in DGCE. Therefore, we hold, both directly and indirectly, a 40.59% of DGCE’s capital stock and indirectly have a 21.58% interest in DGCU’s capital stock.

In the year ended December 31, 2023, IGCE (including a direct interest in DGCE) accounted for a gain equaling 3.98% of our consolidated net income (see “Item 4.A. History and development of the Company—Distribuidora de Gas Cuyana S.A. (DGCU) and Distribuidora de Gas del Centro S.A. (DGCE)” and “Item 4.A. History and development of the Company—Preliminary Merger Agreement between IGCE, IGCU, RPBC and MAGNA”).

Energía Sudamericana S.A.

Energía Sudamericana S.A. is a private, unlisted company, engaged in natural gas commercialization. We hold a 2.45% direct interest in the capital stock of Energía Sudamericana S.A., plus a 41.06% indirect interest in its capital stock, through our equity interest in IGCE. In the year ended December 31, 2023, Energía Sudamericana S.A. did not account for a material portion of our net income.

COySERV S.A.

COySERV S.A. is a private, unlisted company, engaged in services and constructions related to the gas industry. We hold a 32.21% indirect interest in the capital stock of COySERV S.A., through our equity interests in IGCE, DGCE and DGCU. In the year ended December 31, 2023, COySERV S.A. did not account for a material portion of our net income.

GESER S.A.U.

On March 24, 2022, we acquired an 8.599% interest in the related company GESER S.A.U., an entity controlled by IGCE. The purchase price was Ps.2,631 thousand. GESER S.A.U. is a private unlisted company which is engaged in providing administrative services. In the year ended December 31, 2023, GESER S.A.U. did not account for a material portion of our net income.

Transportadora de Gas del Mercosur S.A. (TGM)

TGM is a private, unlisted company. We hold a 20.00% interest in the capital stock of TGM, which owns a natural gas pipeline extending from Aldea Brasilera (in the Province of Entre Rios) to Paso de los Libres (in the Province of Corrientes). In the year ended December 31, 2023, TGM accounted for a loss equaling 0.34% of our consolidated net income.

The remaining 80.00% is owned by Total Gas y Electricidad Argentina S.A. (32.68%), Tecpetrol S.A. (21.79) %, RPM Gas S.A. (14.63%) and Compañía General de Combustibles S.A. (10.90%).

The pipeline is approximately 450 km long and its transportation capacity reaches up to 15 million cubic meters per day.

Business Overview

All of our operations in the power generation sector are concentrated in fourteen plants in Argentina, and our portfolio can be divided into two types of electric power generation plants: (i) electric power generation from conventional sources and (ii) electric power generation from renewable sources.

The table below details certain operating features regarding our power generation assets for the periods indicated:

	For the year ended December 31,
	2023	2022	2021
Generation—GWh/year
Puerto Complex	5,371	7,414	6,563
Costanera Complex (4)	3,367
Luján de Cuyo plant	3,138	3,090	3,136
Brigadier López plant	67	153	93
San Lorenzo plant	2,037	1,934	463
Piedra del Águila plant	5,173	3,283	2,565
La Castellana I wind farm (2)	398	432	416
La Castellana II wind farm (2)	70	62	68
Achiras wind farm (2)	188	201	191
Manque wind farm (2)	238	231	236
Olivos wind farm (2)	99	102	104
La Genoveva I wind farm (2)	378	391	375
La Genoveva II wind farm (2)	177	191	179
PS Guañizuil II (3)	73	-	-
Total	20,774	17,484	14,389

Sales under Spot Sales and electric power sales on the spot market—GWh/year
Puerto Complex	5,371	7,414	6,563
Costanera Complex (4)	3,367	.	.
Luján de Cuyo plant	2,489	2,480	2,409
Brigadier López plant	69	34	1
San Lorenzo plant	41	72	156
Piedra del Águila plant	5,174	3,283	2,565
La Castellana I wind farm (2)	.	.	.
La Castellana II wind farm (2)	-	.	.
Achiras wind farm (2)	-	.	-
Manque wind farm (2)	-	-	2
Olivos wind farm (2)	-	-	1
La Genoveva I wind farm (2)	-	-	-
La Genoveva II wind farm (2)	-	-	-
PS Guañizuil II (3)	-	-	-
Total	16,511	13,283	11,697

	For the year ended December 31,
	2023	2022	2021
Sales under contracts and Power Purchase Agreements—GWh/year
Puerto Complex	-	-	-
Costanera Complex (4)	-	-	-
Luján de Cuyo plant	641	609	727
Brigadier López plant	-	118	92
San Lorenzo plant	1,987	1,863	307
Piedra del Águila plant	-	-	-
La Castellana I wind farm (2)	398	432	416
la Castellana II wind farm (2)	70	62	71
Achiras wind farm (2)	188	202	191
Manque wind farm (2)	245	239	241
La Genoveva II wind farm (2)	177	191	178
Olivos wind farm (2)	92	94	97
La Genoveva I wind farm (2)	378	391	375
PS Guañizuil II (3)	73	-	-
Total	4,249	4,201	2,695
Energy purchases—GWh/year
Puerto Complex	49	71	46
Costanera Complex (4)	66	-	-
Luján de Cuyo plant	11	17	7
Brigadier López plant	-	3	3
San Lorenzo plant	3	225	6
Piedra del Águila plant	-	-	-
La Castellana I wind farm (2)	1	1	1
La Castellana II wind farm (2)	-	-	-
Achiras wind farm (2)	-	-	-
Manque wind farm (2)	-	8	-
La Genoveva II wind farm (2)	-	-	-
Olivos Wind farm (2)	-	-	-
La Genoveva I wind farm (2)	-	-	-
PS Guañizuil II (3)	-	-	-
Total	130	325	63

Steam production (metric tons/year)
Luján de Cuyo plant	928,381	918,044	1,099,223
San Lorenzo plant	1,089,509	1,042,066	109,288
Total	2,017,890	1,960,110	1,208,511

Natural gas consumption—MMm3/year
Puerto Complex	876	899	831
Costanera Complex (4)	902
Luján de Cuyo plant	660	637	673
Brigadier López plant	1	2	2
San Lorenzo plant	274	199	91
Total	2,713	1,737	1,597

Gas oil consumption—thousands of m3/year
Puerto Complex	44	222	267
Costanera Complex (4)	10	-	-
Luján de Cuyo plant	-	-	-
Brigadier López plant	19	43	-
San Lorenzo plant	105	161	9
Total	178	426	276

Fuel oil consumption—thousands of tons/year
Puerto Complex	278	567	361
Costanera Complex (4)	52	-	-
Luján de Cuyo plant	4	4	-
Brigadier López plant	-	-	-
San Lorenzo plant	-	-	-
Total	334	571	361

Availability—% per year(1)
Puerto Complex	75%	79%	88%
Costanera Complex (4)	43%
Luján de Cuyo plant	89%	89%	84%
Brigadier López plant	93%	95%	96%
Piedra del Águila plant	98%	100%	99%
San Lorenzo plant	99%	91%	84%
Weighted average for thermal units(1)	66%	84%	88%
Weighted average for thermal and hydro plants(1)	73%	89%	91%

_______________________

Source: CAMMESA.

(1)	Weighted average based on the power capacity of each unit without considering renewable energy units, which do not receive payments tied to their availability.
(2)

La Castellana I, La Castellana II, Achiras, Manque, Olivos, La Genoveva I and La Genoveva II wind farms are owned by CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Achiras S.A.U., CP Manque S.A.U., CP Los Olivos S.A.U, Vientos La Genoveva I S.A.U and Vientos La Genoveva II S.A.U., respectively, the first five of which are fully owned subsidiaries of CP Renovables S.A. while the last two are a fully owned subsidiary of Central Puerto S.A. As of the date of this annual report, we own a 90.00% interest in CP Renovables. See “Item 4.B. Business Overview—Our Subsidiaries”.

(3)

PS Guañizuil II solar farm is owned by Cordillera Solar which is a fully owned subsidiary of Proener S.A.U., as of December 31, 2023. As of the date of this annual report, we own a 100% interest in Proener. See “Item 4.B. Business Overview—Our Subsidiaries”. We consider the Guañizuil II solar farm information as of October 18, 2023

(4)

Costanera complex is owned by Central Costanera S.A. which is 75.22% owned by Proener S.A.U., as of December 31, 2023. As of the date of this annual report, we own a 100% interest in Proener. See “Item 4.B. Business Overview—Our Subsidiaries”. We consider Central Costanera information as of February 17, 2023.

Additionally, the table below shows the availability features regarding the three FONINVEMEM Plants for 2023, this availability rate considers 100% of the hours of the year:

Source: Central Puerto, CAMMESA

The following graph shows the evolution of Central Puerto’s electric power generation for the period 2014-2023:

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

Electricity Generation from our Thermal Generation Plants

As of December 31, 2023, we owned six thermal generation plants across five complexes: Puerto Complex, Costanera Complex, Brigadier Lopez, Luján de Cuyo and San Lorenzo.

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

Costanera Complex

Technology. It ranks among the country’s largest thermal power plants, boasting over 2,200 MW of installed capacity. This capacity is comprised of six Steam Turbine units totaling around 1,100 MW (including i. four British Thomson-Houston – BTH – units, each approximately accounting for 120 MW, operational since the 1960s, ii. One 350 MW Hitachi unit commissioned in 1976, and iii. One 310 MW LMZ unit from 1984), capable of being fueled by both natural gas and fuel oil.

Location. The Central Costanera complex stands as one of Argentina’s primary thermal power plants. Commencing operations in 1963, it strategically sits in the southern area of the port of the Autonomous City of Buenos Aires, adjacent to the Río de la Plata. This positioning allows a significant flexibility in fuel supply, and also a key proximity to the country’s major electricity consumption center, the Greater Buenos Aires area.

Additionally, it features two high-efficiency combined cycles, a Siemens unit of approximately 270 MW, which was Argentina’s first combined cycle, built during 1995-1996, and a Mitsubishi unit of 850 MW, capable of operating with either natural gas or gas oil, commissioned in 1999.

Supply. Central Costanera injects its energy into the SADI via connections at 132kv and 220kv, facilitated by a transformer station operated by EDESUR.

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

In 2013, a mini hydroelectric turbine began operations under the GENREN program, a renewable energy program sponsored by the Ministerio de Planificación (Planning Ministry), (later, the Secretariat of Electric Energy and currently the Secretariat of Energy). The operation consists of a turbine and a 1 MW Ossberger generator and relies on the waterfall inside the Luján de Cuyo plant’s premises to generate energy. The waterfall is connected to the Mendoza River, and the water from the waterfall is channeled towards the plant to cool the steam turbine condensers.

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

In 2010, the public sector power generation company IAESA (formerly named ENARSA) began the construction of the plant. In 2012, ENARSA set the COD of the open cycle Gas Turbine, completing the first stage of the project. In June 2019, Central Puerto acquired the plant, with the objective to install a steam turbine, which was already acquired, with an installed capacity of up to 140 MW in a combined cycle configuration together with the existing gas turbine. As of the date of this annual report, the facilities construction of the combined cycle plant has started and is expected to be completed during 2025 (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the project, or alter our plans for the expansion of our existing plants” and “Item 3D. Risk Factors—Risks Relating to our Business—An outbreak of a disease, may have a material adverse consequences on our business operations including new projects”).

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

Technology: San Lorenzo power plant is a Siemens combined cycle able to generate up to 391 MW, with a 291 MW Gas turbine and a 100 MW Steam turbine. By electric output regulation, the plant can supply up to 370 tn/h of steam to our neighbor customer, T6 Industrial S.A. Gas turbine can operate on natural gas or gas oil.

Supply: The electric power generated by the units installed in the San Lorenzo plant is delivered to the SADI through two connections. The steam turbine generator is connected by a 132 KV cable with San Lorenzo Substation (EPESF facility) and the gas turbine generator is connected by a 500 KV line to TRANSENER facilities.

Maintenance

The plants have repair shops, warehouses and facilities suitable for the operation and maintenance of the units. Maintenance of the plants is coordinated with CAMMESA to avoid shortage in the power grid. Repair and maintenance procedures are key to the success of our business and are conducted according to unit type by either our own staff or under long-term service agreements executed with leading global companies in the construction and maintenance of thermal generation plants, such as (i) General Electric, which is in charge of the maintenance of the Puerto combined cycle plant and part of the Luján de Cuyo-based units, and

(ii) Siemens, which carries out the maintenance of the combined cycle of the Mendoza site, the Brigadier López thermoelectric plant and the Luján de Cuyo and San Lorenzo cogeneration units, and (iii) Mitsubishi, which carries out the maintenance of the remaining cycle combined located in Central Costanera.

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

Our accurate planning of in-house maintenance and outsourced maintenance by General Electric, Siemens and Mitsubishi under the long-term service agreements allows us to minimize downtime and reduce the government-imposed outage rate of the units, thus maximizing their efficiency.

Fuel and Water Supply for Thermal Generation

Our conventional resource plants operate on three different types of fuel: (i) natural gas in all units, (ii) fuel oil in the steam turbines exclusively and (iii) gas oil in the gas turbines and combined cycle units. In addition, a mix of bio-diesel and gas oil may be used in certain percentages in our dual combined cycle units.

The table below shows the potential consumption (calculated as the standard consumption declared by CAMMESA based on the unit manufacturer’s specifications, assuming the unit produces energy throughout the entire day) of fossil fuel by the units in the conventional resource plants we owned as of December 31, 2023:

Plant	Unit	Natural gas (thousands of m3/day)	Gas oil (m3/day)	Fuel oil (tons/day)
Puerto combined cycle	CEPUCC11	1,804	1,917	-
Puerto combined cycle	CEPUCC12	1,804	1,917	-
Nuevo Puerto	NPUETV05	791	-	690
Nuevo Puerto	NPUETV06	1,612	-	1,369
Puerto Nuevo	PNUETV07	992	-	826
Puerto Nuevo	PNUETV08	1,319	-	1,109
Puerto Nuevo	PNUETV09	1,600	-	1,356
Subtotal Puerto Complex		9,922	3,834	5,350
Central Costanera	COSTTV01	1,074	-	807
Central Costanera	COSTTV02	927	-	776
Central Costanera	COSTTV03	936	-	734
Central Costanera	COSTTV04	929	-	719
Central Costanera	COSTTV06	2,543	-	2,030
Central Costanera	COSTTV07	2,278	-	1,860
Central Costanera	COSTCC08	1,947	2,072	-
Central Costanera	COSTCC09	1,947	2,072	-
Central Costanera	BSASCC01	1,387	-	-
Subtotal Central Costanera Complex		13,968	4,144	6,926
Luján de Cuyo	LDCUCC25	1,342	-	-
Luján de Cuyo	LDCUTV11	457	-	378
Luján de Cuyo	LDCUTV12	463	-	379
Luján de Cuyo	LDCUTG22	285	288	-
Luján de Cuyo	LDCUTG23	206	201	-
Luján de Cuyo	LDCUTG24	211	206	-
Luján de Cuyo	LDCUTG26	207	202	-
Luján de Cuyo	LDCUTG27	210	206	-
Subtotal Luján de Cuyo plant		3,381	1,103	757
Brigadier López	BLOPTG01	1,758	1,820	-
Subtotal Brigadier López plant		1,758	1,820	-
San Lorenzo	TER6CC11	1,585	1,640	-
Subtotal San Lorenzo plant		1,585	1,640	-
Total Central Puerto		30,614	12,541	13,033

_______________________

Source: CAMMESA. Definitive Seasonal Programming

Our exposure to changes in fuel prices is limited because, under the existing regulations, the necessary fuel to produce our base energy is supplied by CAMMESA without any charge. In the case of our PPA contracts, variations in the cost of fuel are considered to determine the price of the electric power sold. The price that the generators receive for this energy is determined by the Secretariat of Energy, without provisions for the price of the fuel supplied.

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

Water resources allow Piedra del Águila to generate an average of 4,495 GWh per year (based on historical operations between 1994 and 2023, exclusive of electric power generated for internal use). During this period, the maximum generation in a single year was 7,333 GWh in 2006 and the lowest was 2,351 GWh in 2016.

The following table shows the electric power generated by Piedra del Águila during the period 1994-2023:

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

The HPDA Concession Agreement. We entered into a concession agreement with the Argentine Government that expired on December 28, 2023 (the “HPDA Concession Agreement”). Under the HPDA Concession Agreement, we are entitled to generate and sell electric power and use certain state-owned property, including the plant and its water resources. We can use the plant solely for the purpose of generating electric power. The Argentine Government and the Intergovernmental Basin Authority are entitled to allocate or use in any other manner the current or future water resources without any obligation to compensate us. The HPDA Concession Agreement and the rights granted therein may not be assigned without the Argentine Government’s prior consent. Upon the expiration of the concession term, the Argentine Government will recover possession of the plant without any obligation to compensate us. As of the date of this report, we are currently in the Transition Period, as established in Section 67.1 of the HPDA Concession Agreement.

Resolution No. 574/2023, published on July 11, 2023, extended for 60 days (extendable for another 60 days) the termination date of the HPDA Concession Agreement, among other national hydroelectric power plants whose concession term expired during 2023. Another renewal of such period was established in Resolution 02/24, issued by the Secretariat of Energy, which was set to expire on April 27, 2024. In addition, on March 15, 2024, Resolution 33/24, issued by the Secretariat of Energy, extended once again the transition period for 60 days setting the expiration date on June 28, 2024.

By means of such extension, we extended the useful life of the turbogroups and auxiliary equipment of the Piedra del Águila Hydroelectric Complex, in order to depreciate them until the new date of termination of the HPDA Concession Agreement.

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

Electricity Generation from our Wind Generation Plants

As of the date of this annual report we operate seven wind farms: La Castellana I, La Castellana II, Achiras, Manque, Los Olivos, La Genoveva I and La Genoveva II.

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

Manque Wind Farm

Manque is a wind farm operated by CP Manque S.A.U., a wholly-owned subsidiary of CP Renovables, in which we have a majority interest. The wind farm is located in the east of the Province of Córdoba, near the city of Achiras, and started its operations partially in December 2019 (38 MW), in January 2020 (15.2 MW), and fully in March 2020 (3.8 MW).

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

Electricity Generation from our Photovoltaic Plant

Solar Farm Guañizuil IIA

Proener acquired 100% of the capital stock and votes of Cordillera Solar and Scatec Equinor Solutions Argentina S.A. (currently, CP Servicios Renovables S.A.), owner and operator, respectively, of the Guañizuil IIA photovoltaic plant located in the Province of San Juan. The photovoltaic plant has an installed capacity of 117 MW dc /105 MW ac.

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

In 2004, through Resolution SE No. 826/2004, generators with receivables due to the lack of funds in the Stabilization Fund (including us) were invited to participate in forming the FONINVEMEM, created by Resolution SE No. 712/04. The FONINVEMEM allowed electric energy generators to link the collection of their outstanding receivables relating to electric power sales to CAMMESA from January 2004 through December 2006 to one or more combined cycle projects, with a right to receive payment of their receivables once the new combined cycle plants built with FONINVEMEM financing become operational. For more details regarding the Program, see also “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry — The FONINVEMEM and Similar Programs”.

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

On October 16, 2006, we entered into two pledge agreements with the Secretariat of Energy to guarantee our performance obligations in favor of the two trusts under certain construction management and operation management agreements and provided as collateral: (a) 100% of our shares in TJSM and TMB and (b) 50% of the rights conferred by our LVFVD receivables for the duration of the construction management agreement and the operation management agreement.

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

After the commercial authorization was granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly payments of the receivables. As of December 31, 2023, there is no balance owed to us under the FONINVEMEM arrangement relating to the sale of electric power to CAMMESA from 2004 through 2007. As of December 31, 2023, we owned 10.90% of TJSM and 12.72% of TMB. The operating companies have a variable revenue (US$1.00 per MW generated) and a fixed revenue to compensate for their operating costs. In 2023, we received no dividends from our equity interests.

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

As a result of the Central Costanera acquisition, we have incorporated the portion of the CVO agreement that this company was entitled to receive for the LVFVD 2008-2011 receivables starting on February 17, 2023. The total estimated amount due to us was US$ 17.86 million.

During 2023 and 2022, we collected Ps. 36.94 billion and Ps. 38.64 billion, respectively in CVO receivables, in each case measured as of December 31, 2023.

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

Forestry assets

On December 27, 2022 our subsidiary Proener acquired 100.00% of the capital stock and votes of Forestal Argentina S.A. and Masisa Forestal S.A. (currently, Loma Alta Forestal S.A.) which own forestry assets, consisting of approximately 72,000 hectares in the provinces of Entre Ríos and Corrientes, of which approximately 43,000 hectares are planted with eucalyptus and pine trees.

On May 3, 2023, we further expanded our forestry business, as our subsidiary Proener acquired 100% of the capital stock and votes of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A.

These companies own forestry assets, consisting of approximately 88,063 hectares in the province of Corrientes, of which approximately 26,000 hectares are planted with pine, out of a total of approximately 36,000 harvested hectares.

As a result of such acquisitions, we became the largest Argentine company in the forestry sector, a market in which mostly foreign capital companies operate. Argentina has one of the highest growth rates not only in the region, but in the world: trees grow approximately ten times faster than in the Northern Hemisphere. By means of these acquisitions, we have diversified our asset portfolio and operations and strengthened our position in the energy sector, since these assets are a source of future business opportunities linked to carbon credits and energy generation with biomass. Our property, plant and equipment now also include over 160,000 hectares.

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

Central Costanera plant: The Central Costanera plant sits strategically in the southern area of the port of the City of Buenos Aires adjacent to the Río de la Plata. This positioning allows a significant flexibility in fuel supply, and also a key proximity to the country’s major electricity consumption center, the Greater Buenos Aires area. This city, together with Greater Buenos Aires, requires about 40% of the total electricity produced in the country.

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

Guañizuil II A Solar Farm: Guañizuil II A Solar Farm is located in the Province of San Juan, located near National Route 150.

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

Our Customers

		For the year ended December 31,
Modality continuing operations	Main clients	2023
		(in thousands of Ps.)	percentage of revenues
Spot Sales(1)	CAMMESA	155,523,697	49.60%
RenovAr Program sales under contracts	CAMMESA	35,413,525	11.29%
Term market sales under contracts	CAMMESA	74,314,490	23.70%
MATER sales under contracts	Cervecería y Maltería Quilmes S.A.I.C.A. y G. (subsidiary of AB Inbev); PBBPolisur S.A. (subsidiary of Dow Quemicals); Aguas y Saneamientos Argentinos S.A.; Minera Alumbrera Limited -Proyecto MARA – Glencore (subsidiary of Glencore in Argentina); Rayen Cura S.A.I.C – Verallia; Metrive – Sabrositos; N. Ferraris – Autoperforantes; INC – Carrefour; SCANIA, San Miguel; Frío Dock.	19,800,530	6.31%
Energía Plus sales under contracts	Pbbpolisur S.A. – Bahia Blanca (Subsidiary Of Dow Quemicals); Diaser S.A. – Bioetanol Plant; Aces – Hospital Universitario Austral; Frio Dock S.A.; N Ferraris S.A; Marlew S.A.- Ezeiza; H.J. Navas Y Cia Sacia (Navaaz3n); Bolsapel Planta 2 Pet Foods Saladillo S.A.; Ceres Agropecuaria S.A.	1,484,236	0.48%
Steam sales	YPF / T6 Industrial S.A.	14,789,842	4.72%
Forestry	Enrique Zeni & Cia Saciafei Gran Mandisovi S.A. A.C.B. Alimentos Coronel Baigorria Urcel Argentina S.A. Borgo Horacio Rene	2,815,213	1.85%
Other	YPF	1,858,093	0.59%
Revenues from CVO thermal plant management	Fideicomiso Central Vuelta de Obligado	4,568,538	1.46%

_______________________

(1)

Includes sales of energy and power to CAMMESA remunerated under Resolution No. 95/13, Resolution No.19/2017, Resolution of the Secretariat of Energy No. 1/2019, Resolution No. 31/20, Resolution No. 440/21, Resolution No. 238/22, Resolution No. 826/22, Resolution No. 59/23, Resolution No. 750/23, Resolution No. 869/23 and Resolution No. 9/2024 (See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”).

For a discussion of the different regulatory regimes under which we sell our electric power, see “Operating and Financial Review and Prospects—Factors Affecting our Results of Operation—Our Revenues” and “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry”.

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

Source: CAMMESA

Seasonality of Wind and Solar Resources and Electricity Generation of Achiras, La Castellana I, La Castellana II, La Genoveva I, La Genoveva II, Manque and Los Olivos wind farms and Guañizuil II solar farm

The availability of wind resources is the key factor for determining the wind farms electric power generation capacity and is tied to annual and seasonal changes in wind speed in the areas where each farm is located. Wind speed is generally higher between May and September, and we are able to produce more energy over such periods.

Our ability to operate wind and solar farms profitably is highly dependent on suitable wind or sun and associated weather conditions, climate change and energy transition could affect our business.

The amount of energy generated by, and the profitability of, wind and solar farms are highly dependent on climate conditions, particularly wind conditions and irradiance, which can vary materially across locations, seasons and years. Variations in wind conditions at wind farm sites and irradiance at solar plant sites occur as a result of daily, monthly and seasonal fluctuations in wind currents and irradiance and, over the longer term, as a result of more general climate changes and shifts. Because turbines will only operate when wind speeds fall within certain specific ranges that vary by turbine type and manufacturer, if wind speeds fall outside or towards the lower end of these ranges, energy output at our wind farms would decline.

Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. During the development phase and prior to the construction of any wind or solar farm, a wind or solar resource study to evaluate the potential wind or solar resource of the site is typically conducted over a period of several years. These wind or solar studies have been conducted by our own team and independent technical consultants with respect to the estimated load factor resulting from our wind studies and the model of turbines used. We base our core assumptions and investment decisions on the findings of these studies. We cannot assure you that observed climate conditions at a project site will conform to the assumptions that were made during the project development phase on the basis of these studies, and, therefore, we cannot assure that our wind or solar farm projects will be able to meet their anticipated production levels. It is possible that future wind or solar resource patterns and electricity production at our wind or solar farms will not reflect the historical wind or solar resource patterns at the respective sites or the projections, and wind or solar resource patterns at each site will change over time. If, in the future, the wind resource in the areas where our wind farms are located or the solar resource in the areas where our solar plants are located is lower than expected, electricity production at such wind farms and/or solar plants would be lower than expected and consequently could materially adversely affect our results of operations.

The following graphic shows the energy production of our wind farms on a month-by-month since inception and until December 2023:

Competition

The demand for electric power in Argentina is served by a variety of generation companies, both state-owned and private-owned. These companies pursue the right to supply generation capacity and electric power and to develop projects to serve the demand for electric power in Argentina. Some of our foreign competitors are substantially larger and have substantially greater resources than our company. Because of the significant gap between the demand and supply of electric power in Argentina, voluntary and forced blackouts at times of seasonal peak consumption have occurred. During 2023, and particularly in March, there was a historic demand peak recorded totaling 29,105 MW. In 2023, 6,241 GWh were imported, representing a 1.10% decrease in energy imports as compared to 2022.

Our primary competitors in the electric power generation market are the AES Argentina Generación S.A. (an affiliate of the AES Corporation), Pampa Energía S.A, YPF EE S.A., and MSU Energy.

Below we detail the installed capacity of the main private sector generators in Argentina, as of December 31, 2023:

Company and subsidiaries	Power (MW)
Central Puerto	7,173	(1)(2)
The AES Corporation	3,628	(3)
Pampa Energía S.A.	5,332	(4)
YPF EE	3,174	(4)
MSU Energy	782	(5)

_______________________

Sources:

(1)	Based on the documentation officially declared to CAMMESA by Central Puerto for continuing operations
(2)	Based on company’s financial statements as of and for the year ended December 31, 2023, data from CAMMESA.
(3)	Based on AES institutional website (2,985 MW) + Termoandes CT is added with 642.7 MW of installed power (CAMMESA).
(4)	Based on data from company’s official corporate website.
(5)	MSU institutional website. Includes MSU’s three combined cycle plants (750 MW) + Las Lomas Solar farm enabled in December 23 (32.4 MW).

The following graphs break down the market share of electric power generation supplied by private sector companies in Argentina as of December 31, 2023, based on data published by CAMMESA:

(1) Source CAMMESA

(2) Energy Generation of total SADI

Source: CAMMESA

The following table shows the installed capacity in terms of MW assigned to each regulatory framework (Spot Sales, Energía Plus, Resolution No. 220/07, Renewable Energy) for us and each of our main competitors as of December 31, 2023:

In MW	Spot Sales(1)	Energía Plus (Res. 1281/06)	Power Purchase Agreements Under Res. 220/07	Power Purchase Agreements Under Res. 21/17	Power Purchase Agreements Under Res. 287/17	Term market for renewable energy (MATER)	RenovAr	Total
Central Puerto	6,192	16	0	0	486	137	342	7,173
AES Argentina Group(1)	2,912	416	0	0	0	120	180	3,628
Pampa Energía S.A(2)	3,911	113	335	305	381	187	100	5,332
YPF EE(3)	2,142	0	140	381	289	222	0	3,174
MSU Energy(4)	0	0	0	427	323	32	0	782

_________________________

(1)	Source: AES institutional website (2,985 MW) + TC Termoandes with 642.7 MW of installed capacity (CAMMESA) is considered.
(2)	Source: Pampa Institutional Web.
(3)	Source: YPF Luz institutional website.
(4)	Source: MSU institutional website. Includes MSU’s three combined cycle plants (750 MW) + Las Lomas Solar farm enabled in December 23 (32.4 MW).

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

Insurance

We carry commercial and personal insurance coverage for certain of our power generation plants, placed at different geographical locations within Argentina. The following list includes all the insurance risk covered:

1.	Operational All Risks–- Including Material Damage & Machinery Breakdown and Business Interruption (Loss of Profits)

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

This coverage protects against the claims from third parties arising out of bodily injury or death and property damage resulting from the insured activities including Premises, Operations, Products and/or Completed operations. The coverage limit is up to US$10,000,000 per occurrence.

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

5.	Directors and Officers Liability

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

Our activities are subject to certain environmental regulations. Our management considers that our operations comply in all relevant respects with applicable laws and regulations related to environmental protection. On the other hand, we record provisions for decommissioning for renewable wind and solar assets based on the commitments assumed with the owners of the properties where they are located. We also monitor potential changes relevant to environmental legislation related to our activity and we have not identified significant changes in the foreseeable future.

We have developed a broad environmental compliance and management program, which is subject to periodic internal and external audits by TÜV Rheinland.

In August 2023, TÜV Rheinland completed a series of ISO recertification audits. The details of the certificates are the following:

Standard: ISO 14001/2015

Certificate Register. No.: 01 10406 1629668

Certificate Holder: Central Puerto S.A. Av. Tomas Edison 2701 Ciudad Autónoma de Buenos Aires Argentina.

Scope: Generation of electric energy from: hydraulic energy, thermal energy (gaseous and liquid fuel), wind energy. Steam production. Operation and maintenance of extra high voltage line.

Validity: The certificate is valid from 2022-08-18 until 2025-07-12

Including the locations:

No:	Name/Location	Scope
1	Central Planta Buenos Aires Av. Thomas Edison 2701 Ciudad Autónoma de Buenos Aires	Generation of electric energy from: thermal energy (gaseous and liquid fuels).
2	Central Mendoza Parque Industrial Provincial, Ruta 84 s/n, Lujan de Cuyo, Provincia de Mendoza	Generation of electric energy from: thermal energy (gaseous and liquid fuels). Steam production.
3	Central Hidroeléctrica Piedra del Águila Ruta Nacional 237, Km 1450.5 8315 Piedra del Águila Provincia de Neuquén	Generation of electric energy from: hydraulic energy
4	c/o Central Puerto S.A. – for its subsidiary Parque Eólico Achiras, Lote 325, Parcela 1274 (Latitude 33° 12´ 44,23´´S, Longitude 65° 5´ 16,52´´O), Achiras, Córdoba – Argentina	Generation of electric energy from: wind energy.
5

c/o Central Puerto S.A. – for its subsidiary Parque Eólico La Castellana, Camino rural a la altura de la RN 3, Km 712,5 (Latitud 38° 38´22,40´´ S, Longitud 62° 43´1,04´´ O), Villarino, Buenos Aires–- Argentina

Generation of electric energy from: wind energy.
6	Planta Brigadier López Ruta 11 Km 455 3017 Parque Industrial Sauce Viejo, Calle 8, Colectora Norte Santa Fe–- Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels).
7	c/o Central Puerto S.A. – for its subsidiary Parque Eólico La Castellana II Ruta 3 km 712,5 sobre camino vecinal, Villarino, Buenos Aires–- Argentina.	Generation of electric energy from: wind energy.

8	c/o Central Puerto S.A. – for its subsidiary Parque Eólico La Genoveva II Ruta 51 Km 705, Cabildo, Buenos Aires–- Argentina	Generation of electric energy from: wind energy.
9	c/o Central Puerto S.A. – for its subsidiary Parque Eólico Manque (Latitude 33°13’35.26”S; Longitude 65° 4’38.69”O), Achiras. Córdoba – Argentina	Generation of electric energy from: wind energy.
10	c/o Central Puerto S.A. – for its subsidiary Parque Eólico Los Olivos (Latitude 33°13’50.34”S; Longitude 65° 2’59.94”O) Achiras. Córdoba – Argentina	Generation of electric energy from: wind energy.
11	c/o Central Puerto S.A. – for its subsidiary Parque Eólico La Genoveva I Ruta 51 Km 705, Cabildo, Buenos Aires, Argentina	Generation of electric energy from: wind energy.
12	Planta Cogeneración San Lorenzo Combate Punta Quebracho s/n (esquina Vucetich), zona rural Puerto Gral. San Martín, Santa Fe, Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels). Operation and maintenance of extra high voltage line (EVL)

Certificate Register. No.: 01 10406 2329630

Certificate Holder: Central Costanera S.A. Av. España 3301.Ciudad Autónoma de Buenos Aires

Scope: Generation of electric energy from: thermal energy (gaseous and liquid fuel).

Validity: The certificate is valid until 2025-07-27

Including the locations:

No:	Name/Location	Scope
1	Central Costanera S.A. Av. España 3301 Ciudad Autónoma de Buenos Aires	Generation of electric energy from: thermal energy (gaseous and liquid fuels).

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

In August 2023, TÜV Rheinland completed a series of ISO recertification audits to expand the scope of the existing certificates and include seven new sites: Castellana, Castellana II, Genoveva, Genoveva II, Achiras, Manque and Olivos wind farms. As of the date of this annual report, we hold the following certificates:

Standard: ISO 45001/2018

Certificate Register. No.: 01 21306 2329655

Certificate Holder: Central Puerto S.A. Ruta Nacional 237, Km 1450.5 (8315) Piedra del Águila Provincia de Neuquén Argentina.

Scope: Generation of electric energy from: hydraulic energy, thermal energy (gaseous and liquid fuel) and wind energy.

Validity: The certificate is valid from 2021-10-05 until 2024-10-04

Including the locations:

1	Central Hidroeléctrica Piedra del Águila Ruta Nacional 237, Km 1450.5 8315 Piedra del Águila Provincia de Neuquén	Generation of electric energy from: hydraulic energy
2	Central Puerto S.A. – Planta Brigadier López Ruta 11 Km 455 3017 Parque Industrial Sauce Viejo, Calle 8, Colectora Norte Santa Fe–- Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels).
3	c/o Central Puerto S.A.–- para su subsidiaria Parque Eólico Achiras Lote 325, Parcela 1274 Lat 33° 12 ́ 44,23 ́ ́S, Long 65º 5 ́ 16,52 ́ ́ O Córdoba-Achiras, Argentina	Generation of electric energy from: wind energy.
4

c/o Central Puerto S.A.–- para su subsidiaria Parque Eólico La Castellana Camino rural altura de la RN 3, Km 712,5 ́Lat. 38º 38 ́ 22,40 ́ ́S Long. 62º 43 ́1,04 ́ ́ O–- Villarino, Buenos Aires Argentina

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

Certificate Register. No.: 01 21306 2329630

Certificate Holder: Central Costanera S.A. Av. España 3301.Ciudad Autónoma de Buenos Aires

Scope: Generation of electric energy from: thermal energy (gaseous and liquid fuel).

Validity: The certificate is valid until 2025-07-27

Including the locations:

No:	Name/Location	Scope
1	Central Costanera S.A. Av. España 3301 Ciudad Autónoma de Buenos Aires	Generation of electric energy from: thermal energy (gaseous and liquid fuels).

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

Certification body: From 2004 through 2015: IRAM From 2016-2023: TÜV Rheinland

•	Luján de Cuyo plant: Environmental Management System with ISO 14001/2015 certificate and Quality Management System with ISO 9001/2015 certificate

Certification body: From 2004 through 2015: SGS From 2016 through 2023: TÜV Rheinland

•

Piedra del Águila plant: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001:2018 (through March 2021) certificate

Certification body: From 2004 through 2015: IRAM From 2016 through 2023 (through 2024 to ISO 45001): TÜV Rheinland

•

Brigadier López plant: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001:2018 (through March 2021) certificate

Certification body: From 2019 through 2023 (through 2024 to ISO 45001): TÜV Rheinland

•

Wind Farms Achiras, La Castellana I, La Castellana II and La Genoveva II: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001:2018 (through July 2022) certificate.

Certification body: From 2019 through 2023 (through 2024 to ISO 45001): TÜV Rheinland

•	Wind Farms Manque and Los Olivos: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001:2018 (through July 2022) certificate.

Certification body: From 2020 through 2023 (through 2024 to ISO 45001): TÜV Rheinland

•

Wind Farms La Genoveva I: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001/2018 (through July 2022) certificate.

Certification body: From 2021 through 2023: TÜV Rheinland

•	Cogeneración San Lorenzo: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate.

Certification body: From 2021 through 2023: TÜV Rheinland

•	Central Costanera Complex:

o	Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Health Management System with ISO 45001/2018.

Certification body: From 2023: TÜV Rheinland

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

Procedures for the Programming of Operation, Dispatch and Price Calculation

For the purposes of implementing the provisions set forth in the Regulatory Framework, a set of regulatory provisions were issued, through Resolution No. 61 of April 29, 1992 of the former Secretariat of Electric Energy, which are referred to as the “Procedures for the Programming of Operation, Dispatch and Price Calculation” (the “Procedures”). The Procedures have been amended, supplemented and extended by subsequent resolutions issued by the relevant authorities.

Provincial Regulatory Powers

Provinces regulate the electrical system within their territories and are enforcement authorities in charge of granting and controlling electric power distribution concessions therein. Nonetheless, if a provincial electric power market participant is connected to the SADI, it must also comply with federal regulations. In general terms, provinces have followed federal regulatory guidelines and have established similar regulatory institutions. In addition, isolated provincial electric power systems are very rare, and most provincial market participants are connected to the SADI and buy and sell electric power in the WEM, which falls within the regulatory powers of the Argentine Government.

ENRE

Law No. 24,065 also created the Ente Nacional Regulador de la Electricidad (Argentine National Electricity Regulator) (ENRE) as an autonomous entity within the scope of the current Secretariat of Energy, the main duties of which are as follows: (a) enforcing the Regulatory Framework and controlling the rendering of public services and the performance of the obligations set forth in the concession contracts at a national level; (b) issuing the regulations applicable to the WEM agents; (c) setting forth the basis for calculation of tariffs and approving the tariff schedules of transmission and distribution companies holding national concessions; (d) authorizing electrical conduit easements; and (e) authorizing the construction of new facilities. Besides, Law No. 24,065 has entrusted ENRE with a jurisdictional activity. Any dispute arising between WEM agents should be subject to prior compulsory jurisdiction of ENRE (subject to further judicial review).

Pursuant to art. 58 of Law No. 24,065, regulated by Decree No. 1398/92, ENRE’s board of directors should be composed of five (5) members, who shall be elected through a selection procedure by open call (convocatoria abierta) among professionals who have the required curricular background.

However, in 2019, Section 6 of the Solidarity Law No. 27,541 authorized the Executive branch to intervene the ENRE’s board for one year.

•	In that context, the ENRE was intervened by virtue of Decree No. 277/2020 —initially until December 31, 2020

•

Such intervention was subject to numerous extensions that remain in force to this date, by means of Decrees No. 1020/2020, 871/2021, 815/2022 and recently, Decree No. 55/2023 issued by the new Milei administration, which ordered the intervention of the ENRE as from January 1, 2024, until the new members of the board of Directors are appointed.

The Secretariat of Energy

In addition to the ENRE, one of the main regulatory entities in Argentina is the Secretariat of Energy.

Its role is defined in Law No. 24,065 and Decree No. 50/2019. Pursuant to Decree No. 50/2019 (as amended, particularly by Decree No. 480/2022), the Secretariat of Energy, currently under the orbit of the Ministry of Economy, has overall responsibility of organizing the electricity industry and establishing the policies applicable to the sector.

CAMMESA

The creation of the WEM made it necessary to create an entity in charge of the management of the WEM and the dispatch of energy into the SADI. These duties were entrusted to CAMMESA, created by virtue of Decree 1192/1992, as a non-profit corporation. Each of the shareholders of CAMMESA hold twenty percent of its shares and are as follows: the Argentine Government (represented by the Secretariat of Energy) and the four associations representing the different segments of the electric power sector (generation, transmission, distribution and large users).

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

CAMMESA is in charge of managing the SADI in accordance with the Regulatory Framework.

In addition, under current applicable regulations, CAMMESA has been tasked with the role of acquiring and supplying the fuel for the electric power sold under the Spot Sales free of cost to the generators.

WEM (Wholesale Electricity Market)

Transactions among different participants in the electricity industry take place in the WEM, administrated by CAMMESA, which clears all transactions as a power pool administrator. The WEM was originally conceived as a competitive market in which generators, distributors and certain large users of electricity could buy and sell electricity at prices determined by supply and demand, and were also allowed to enter into medium and long-term power purchase contracts.

The WEM consisted mainly of:

1.

a term market, where contractual quantities, prices and conditions were freely agreed upon among sellers and buyers; however, it should be noted that Resolution SE No. 95/2013 established the suspension of the incorporation of new contracts in the term market, with the exception of those contracts entered into under certain special regimes, and those contracts that have a differential remuneration regime (this suspension remains in effect to this day). Since then, large users of the WEM must purchase their electricity demand directly from CAMMESA, except in the case of contracts entered into under the excepted regimes;

2.

a spot market, where prices were established on an hourly basis based on the economic production cost, represented by the short-term marginal cost measured at the system’s load center (market node) (however, in practice, this system has suffered significant regulatory distortions since the year 2002). Purchases made in the spot market vary according to the nature of the buyer: large users, generators and self-generators pay the Spot Price, while distributors pay a seasonal price calculated by CAMMESA and approved by the Secretariat of Energy. Seasonal prices are periodically established by the Secretariat of Energy based on the programming made by CAMMESA, and maintained for six-month periods (subject to quarterly adjustments), in order for distributors to pay a stabilized price, and thus be able to transfer it to the tariffs paid by end users. It should be noted that since 2002, this price is not transferred in full to demand agents of the WEM, which in turn leads to relevant deficits in the stabilization fund administered by CAMMESA. Finally, the electricity remuneration values for generators (Spot Sales) are set by the National Executive Branch; and

3.	a quarterly stabilization system of spot market prices, managed by CAMMESA, intended for the purchases of electric power by distributors.

The following chart shows the relationships among the various actors in the WEM:

Structure of the Industry

Generation

According to Law No. 24,065, electric power generation is classified as an activity of general interest associated with the provision of the public service of transmission and distribution of electric power but conducted within the framework of a competitive market.

Thermal electric power generators (i.e., generation using natural gas, liquid fuels derived from oil, such as gas oil and fuel oil, coal, solar panels or wind turbines) do not need a concession granted by the government to operate, whereas hydroelectric power generators do need a concession granted by the government to be able to use water sources. Typical terms included in concession agreements include the right to use water resources and facilities for a fixed amount of time (e.g., thirty years), in cases where the dam is owned by the Argentine Government or an Argentine provincial government, and the option to extend or renew the concession period for a fixed number of years. Usually, the concessionaire must make a one-time initial payment to the Argentine Government or an Argentine provincial government in exchange for the rights granted in the concession and periodically must pay a fee and/or royalties to the respective provincial government where the river is located in exchange for the use of this water resource. Normally, these periodic fees vary according to the amount of energy generated.

As of the date of this annual report, following the enactment of Resolution SE No. 95/2013, the incorporation of new PPAs in the term market was suspended, except for those power purchase agreements executed under certain special regimes. See “Item 4.B. Business Overview— The Argentine Electric Power Sector—Remuneration Scheme” below.

In addition, it should be noted that in recent years, Argentina has prioritized the generation of electric power from renewable sources. In such regard, it has not only issued regulations intended to regulate and incorporate this type of energy into the WEM, but it has also promoted it by granting incentives in the form of tax benefits and preferential or subsidized tariffs.

In this regard, through the enactment of Law No. 26.190 in December 2006, amended and supplemented by Law No. 27.191, both regulated by Decree No. 531/2016, the generation of electric energy from the use of renewable energy sources for public service provision was declared to be of national interest. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Renewable Energy.” Below.

Within this framework, the Argentine Government launched a series of bidding processes for the development of renewable power generation projects —See “Item 4.B. Business Overview—The Argentina Electric Power Sector— RenovAR (Round 1, Round 1.5 and Round 2): Bidding Process for Renewable Energy Generation Projects”—, and also implemented the Renewable Energy Term Market by means of Resolution No. 281-E/2017 of the former Ministry of Energy and Mining — See “Item 4.B. Business Overview—The Argentina Electric Power Sector— The Renewable Energy Term Market in Argentina - Resolution No. 281-E/17”.

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

Electricity transmission is comprised of (i) a high-voltage transmission system, operated by the company Transener, which connects the main electric power production and consumption areas allowing the transmission of electric power between different Argentine regions and (ii) several regional trunk systems, which transmit electric power within a particular region and connect the generators, distributors and Large Users that operate in such region.

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

All import and export transactions conducted through the term market require the prior authorization of the Secretariat of Energy and CAMMESA.

Electricity Dispatch and Spot Market Pricing prior to Resolution SE No. 95/13

According to the Regulatory Framework, an electric power generator’s remuneration was a function of two components: (1) a variable component, based on quantity of energy sold in the market, and (2) a fixed component that aims to remunerate the generator for each MW of capacity of its units available per hour in the WEM, regardless of the consumption of the electric power generated by such units. The value of the fixed component depended on, among other things, the connection node to which the unit connects to the SADI.

In accordance with the spot market that was in place prior to Spot Sales, electric power was traded at prices reflecting supply and demand. CAMMESA dispatched the available power units based on the variable costs of production determined by the generation agents, either based on the cost of fuel or the price of water determined, dispatching the most efficient power units first. The spot market price was determined by CAMMESA on an hourly basis at a specific geographic location, referred to as the “market node,” which is located in the system’s load center at Ezeiza, Province of Buenos Aires. The energy price consisted of a value referred to as the “marginal system price” or “market price,” and represented the economic cost of generating the next MWh to satisfy an increase in demand at the same value. The seasonal price fixing system was directly related to the quarterly average prices of the spot market.

However, in practice, the Spot Market pricing mechanisms have suffered significant changes since 2002, and by means of Resolution of the Secretariat of Energy No. 95/2013, relevant changes were made to the remuneration of the generation sector, transforming the system into a “cost plus” regime, in which generators were remunerated on the basis of variable “non-fuel” costs, fixed costs and an additional margin. In addition, Resolution No. 95/2013 prohibited generators to purchase their own fuel, with CAMMESA being the only buyer and administrator of fuel.

The remuneration regime for electricity generation was modified and supplemented by numerous resolutions in the years that followed: (i) Resolution SE No. 529/14, (ii) Resolution SE No. 482/2015, (iii) Resolution SEE No. 22/2016, (iv) Resolution No. 19/17 (which established a remuneration scheme in US dollars); (v) Resolution 1/19 (which maintained the scheme in US dollars).

Afterwards, Resolution 1/19 was amended by (i) Resolution 31/20 (which re-established a remuneration scheme valued in Argentine pesos), (ii) Resolution 440/21, (iii) Resolution 238/22, (iv) Resolution 826/22, (v) Resolution 750/23, (vi) Resolution No. 869/23 and (vii) Resolution 9/24.

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

Please note that tariffs have been impacted by subsequent emergencies of the power sector, as described in the following section.

Emergency of the Electric Power Sector

The electric power sector has been significantly affected by the Public Emergency Law enacted on January 6, 2002, and the measures adopted as a consequence thereof. As a result of the law, electric power transmission and distribution tariffs were converted into pesos and frozen for more than six years. They were only subject to limited and small-scale increases.

Since the approval of the Public Emergency Law, a series of temporary provisions amended the original mechanism for the determination of prices in the WEM. The measures adopted pursuant to the Public Emergency Law also distorted this mechanism: in spite of an increase in the spot price, the seasonal price remained frozen for all users until 2004, when a partial adjustment was adopted that did not affect residential demand. As a result, the amounts collected based on seasonal prices have been lower than the amounts based on spot prices, therefore increasing the Stabilization Fund deficit.

In addition, the remuneration to power generators was maintained at artificial low levels through regulations that, among other measures, sets a cap on spot prices freezing the capacity payments.

On December 15, 2015, through Decree 134/2015 the Executive Branch declared a state of emergency with respect to the Argentine electric power sector until December 31, 2017.

On December 20, 2019, the Solidarity Law No. 27,541 was enacted, which once again declared a public emergency in tariff and energy matters, extending such declaration to the economic, financial, fiscal, administrative, pension, health, and social fields, delegating to the National Executive Branch a variety of powers to fulfill the objectives envisaged in the regulation.

The Solidarity Law implemented a series of relevant measures related to the power sector:

(i)	it suspended increases in transportation and distribution rates for 180 days, which was later subject to extensions by means of Decree No. 543/2020 and Decree No. 1020/2020.

(ii)

it instructed the initiation of a tariff renegotiation process, which was initiated by means of Decree No. 1020/2020 (for a term of two years), and was extended by means of Decree No. 815/2022 (for a term of one year).

(iii)

it granted the Executive branch broad powers to intervene the ENRE, initially until December 2020. However, the intervention was also subject to extensions throughout the entire Fernández Administration, by means of Decree No. 277/2020, Decree No. 1020/2020, Decree No. 871/2021 and Decree No. 815/2022.

On June 16, 2022, with the publication of Decree No. 332/2022, a subsidy segmentation regime for residential users of electricity and natural gas public services by network was established, starting from June 2022, with the aim of achieving reasonable energy values and susceptible to be applied with criteria determined by the regulatory authority (the Secretariat of Energy).

On December 18, 2023, the National Executive Branch (under the Milei Administration) issued Decree No. 55/2023 which resolved:

•	Regarding the emergency:

•	Declare a state of emergency in the segments of electricity generation, transmission, and distribution, as well as in the transmission and distribution of natural gas under federal jurisdiction until December 31, 2024.

•	Instruct the Secretariat of Energy to develop, implement, and enforce a program of necessary actions. The objective is to establish price sanction mechanisms under conditions of competition, maintain income levels, and cover investment needs to ensure the continuous provision of public services for the transmission and distribution of electricity and natural gas.

•	Regarding tariff review:

•	Initiate the tariff review for providers of electricity and natural gas transmission and distribution services.

•	The resulting new tariff schedules shall not enter into force until after December 31, 2024.

•	Until the tariff review process is completed, temporary tariff adjustments and periodic adjustments may be approved, aiming at the continuity and normal provision of the involved public services, on account of the tariff review outcome.

•	Establish mechanisms for citizen participation in the temporary tariff adjustment process.

•	Regarding the intervention of ENRE and ENARGAS:

•	Order the intervention of ENRE and ENARGAS as of January 1, 2024, until the appointment of new members of the Board of Directors.

•	Grant the Secretariat of Energy the authority to appoint the interveners of ENRE and ENARGAS.

•	Grant the interveners the authority to conduct the tariff review process.

•

The Secretariat of Energy must initiate the process of selecting members of the Board of Directors of ENARGAS within 180 days. It must also review and/or redirect and/or confirm and/or annul the process of selecting members of the Board of Directors of ENRE.

On December 20, 2023, through Decree No. 70/2023, the National Executive Branch resolved, among other matters, to:

•

Empower the Secretariat of Energy to redetermine the current subsidy structure in order to ensure that end-users have access to basic and essential electricity and natural gas consumption. For this purpose, it must consider the income of the household group.

•

Empower the Secretariat of Energy to define specific mechanisms that materialize the allocation and effective perception of subsidies, determining the roles and tasks to be performed by public actors, concessionaire companies, and other relevant actors or agents.

On January 3, 2024, through Resolutions No. 2/2023 and 3/2023 of ENRE, it was resolved to convene a public hearing to be held on January 26, 2024, for the temporary adjustment of transportation and distribution tariffs (of EDENOR and EDESUR).

Accordingly, on February 16, 2024, through Resolutions No. 101/2024 and 102/2024 of ENRE (amended by Resolution No. 115/2024), it was resolved to approve the Tariff Schedule for residential users Level 1, Level 2, Level 3, and other tariff categories to be applied starting from February 16, 2024.

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

The FONINVEMEM reimburses the private sector contributors the amount of their contributed receivables in 120 equal, consecutive monthly installments starting from the commercial launch date of the plants, converted into U.S. dollars at the rate effective as of the date of the applicable agreement, with interest at the interest rate specified in the applicable agreement for each project. For further information, see “Item 4.B. Business Overview —FONINVEMEM and Similar Programs”.

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

Energía Plus

In September 2006, the Secretariat of Energy issued Resolution No. 1281/06 which created the Energía Plus Service, to respond to the sustained increase in energy demand and to foster new private sector interested parties to invest fresh capital into the energy sector in order to generate new energy sources.

The resolution provided that:

1.

The energy available in the market will be used primarily to serve residential customers, public lighting, public entities and industrial and commercial users whose energy demand is at or below 300 kW and that have not entered into term contracts.

2.

GUMAs, GUMEs and large customers of distribution companies (in all cases with consumption equal or higher than 300 kilowatts) are allowed to satisfy any consumption in excess of their base demand (equal to their demand in 2005) with energy from the Energía Plus service, consisting of the supply of additional energy generation from new generators and generation agents, co-generators or self-generators that are not agents of the WEM or who, as of the date of publication of the resolution, were not interconnected with the WEM. The price required to pay for excess demand, if not previously contracted for under the Energía Plus, was originally fixed to be equal to the marginal cost of operation. The marginal cost is equal to the generation cost of the last generation unit transmitted to supply the incremental demand from electric power at any given time. With the Energía Plus, the price has been amended to for GUMAs and GUMEs and has been maintained for large customers of distribution companies for their excess demand (Note No. 111/16 issued by the former Secretariat of Electric Energy).

PPAs for additional generation and associated energy from generation – Secretariat of Energy - Resolution 220/07

Pursuant to Resolution No. 220/07, the Secretariat of Energy authorized the execution of Power Purchase Agreements (“PPAs”) between the WEM (represented by CAMMESA) and companies that offer additional generation to the system (i.e., the so-called offer of additional generation and associated energy from generation, co-generation and self-generation agents that, as of the date of publication of the resolution, were not WEM agents or did not have the generation facilities to commit to such supply). PPAs are applicable to all such projects for additional energy generation that involved the participation of the Argentine Government or ENARSA or those that be determined by the former Ministry of Federal Planning, Public Investment and Services (currently, the Secretariat of Energy).

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

The National Hydroelectric Works Program

The Secretariat of Energy issued Resolution No. 724/2008, which authorized the execution of WEM committed supply agreements associated with the repair or repowering of diesel generation groups and related equipment with WEM generation agents. The compensation to be received by the seller will be paid according to the payment priority provided in subsector “I” of Section 4 of Resolution SE No. 406/03.

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

Call for Bids for New Thermal Generation Capacity and Associated Electricity Generation

By means of Resolution SEE No. 21/16, the former Secretariat of Electric Energy called for bids for thermal generation capacity and associated electric power generation. The energy was to be made available in the WEM to meet essential demand requirements beginning with the following seasons: summer 2016/2017, winter 2017 and summer 2017/2018.

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

In accordance with Resolution No.21, the former Secretariat of Electric Energy received bids for 6,611 MW and awarded an aggregate amount of 2,871 MW.

Pursuant to Resolution No. 155/16 and Resolution No. 216/16, the former Secretariat of Electric Energy authorized CAMMESA to subscribe the wholesale demand contracts with every winning bidder, for 1,915 MW with an average price of US$21.833/MW-month, and for 956 MW with an average price of US$19.907/MW-month, respectively. In addition, through Resolution No. 387/16, the former Secretariat of Electric Energy authorized CAMMESA to execute additional wholesale demand contracts for two generation projects (one for 100 MW and the other for 137 MW).

Thermal Power Tender Offer – former Secretariat of Electric Energy Resolution 287-E/2017

Through Resolution No. 287-E/2017, of May 11, 2017, the former Secretariat of Electric Energy called for a new thermal power tender for the execution of long-term power purchase agreements. The tender focuses on combined cycle conversion projects and co-generation project.

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

PPAs were awarded to different projects, by means of Resolution SE No. 820/2017 and Resolution SEE 926/2017.

ENARSA transfers

Decree No. 882/2017 instructed the former Ministry of Energy and Mining (acting as a shareholder of IEASA, now named ENARSA), to implement the necessary measures so that ENARSA sells, assigns or transfers its assets, rights and/or shares (as the case may be) related to Ensenada Barragan, Brigadier López and Manuel Belgrano II thermal power plants and Compañía Inversora de Transmisión Eléctrica CITELEC S.A.

Pursuant to Decree No. 882/2017, the former Ministry of Energy and Mining was also instructed to implement the necessary measures and procedures to execute the sale, assignment or transfer (as the case may be) of (i) the Argentine Government’s shares in Central Puerto S.A. equity and the equity of other energy companies (Central Dique S.A, Central Térmica Güemes S.A, Centrales Térmicas Patagónicas S.A, TRANSPA and Dioxitek S.A), (ii) the rights held by the Argentine Government regarding the following power plants, companies and shares: Termoeléctrica Manuel Belgrano, Termoeléctrica José de San Martín (Central Timbúes), Termoeléctrica Vuelta de Obligado and Termoeléctrica Guillermo Brown.

The subsequent sales and transfers had to contemplate public and competitive procedures which had to protect the rights established in the companies’ bylaws and related corporate and contractual documentation.

The bidding terms and conditions of the bidding contest to transfer Ensenada Barragan and Brigadier Lopez power plants were approved by means of Resolution No. 289/2018 of the former Ministry of Energy and Mining. We submitted offers for both power plants, on February 27, 2019, and we were notified that we had been awarded Brigadier López Power Plant, which was effectively transferred on June 14, 2019.

On June 14, 2019 the transfer agreement for the production unit part of Brigadier López Plant and for the premises on which the Brigadier López Plant is located, was executed, also including: (a) personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used in connection with the operation of the Brigadier López Plant; (b) IEASA’s (now ENARSA) contractual position in the following contracts: (i) Turbogas and Turbosteam supplying contracts with CAMMESA, (ii) the Brigadier López Financial Trust Agreement (as defined below), (iii) the long term maintenance agreement with Siemens, (iv) the spare part sales agreement with Siemens, (iv) insurance contracts; (c) permits and authorizations in effect related to the Brigadier López Plant operation; and (d) Brigadier López Plant employees.

The Brigadier López Plant has a 280.50 MW Siemens gas turbine installed. It is expected that such gas turbines will be supplemented with a boiler and a steam turbine to complete the combined cycle, which will allow the Brigadier López Plant to generate 420 MW in the aggregate. The installation of all necessary items for the completion of the combined cycle has not been finalized as of the date of this annual report. Completion is expected to be reached during 2024 (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants).

Under the above-mentioned trust agreement (the “Brigadier López Financial Trust Agreement”), Central Puerto replaced ENARSA as the trustor of the Brigadier López Financial Trust Agreement, and BICE Fideicomisos is the trustee. The financial debt balance of the trust as of June 14, 2019, was US$154,662,725. The amount paid on June 14, 2019, amounted to US$165,432,500, formed by a cash amount of US$155,332,500, plus an amount of US$10,100,000 settled through the assignment of LVFVD to ENARSA.

Under the terms of the trust agreement, the financial debt accrues interest at an annual rate equal to the greater of (i) LIBOR plus 5% or (ii) 6.25% and amortizes principal on a monthly basis. BICE Fideicomisos as the trustee, is in charge of the administration, and pays such debt, using for that purpose the proceeds from certain components of the sales of Brigadier Lopez power plant that were assigned to the Brigadier López Financial Trust Agreement and are paid monthly directly from CAMMESA to the Brigadier López Financial Trust Agreement. Additionally, there is a reserve account founded, for a total amount of two monthly debt services. In case of insolvency according to the Brigadier López Financial Trust Agreement, creditors have no recourse against other assets of Central Puerto. As of the date of this annual report, this financial debt has been cancelled.

Renewable Energy

Renewable Energy Program

In recent years, Argentina has prioritized the generation of electric power from renewable sources. In such regard, it has not only issued regulations intended to regulate and incorporate this type of energy into the WEM, but it has also promoted it by granting incentives in the form of tax benefits and preferential or subsidized tariffs.

To promote renewable energy, Law No. 26,190 was enacted in December 2006 and approved the National Promotional Regime for the Use of Sources of Renewable Energy destined to Power Generation (the “Promotional Regime”). The renewable energy sources provided for in this system include wind, solar, geothermal, tidal, hydraulic (hydroelectric power plants up to 30 MW), biomass, landfill gas, sewage-treatment plant gas and biogas (except for the uses provided for in Law No. 26,093 on biofuels). The purpose of Law No. 26,190 is to increase the proportion of energy provided by renewable energy sources to 8% of the national electric power consumption within ten years from its effective date. Law No. 26,190 also established a system of investments for the construction of new works intended to generate electric power from renewable energy sources, which will remain in force for a term of ten years. The system set forth by Law No. 26,190 has been excluded from the general remuneration scheme regulated by Resolution SE No. 95/13 as amended (as described below).

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

3.

establishes the FODER as a trust fund for which the Argentine Government serves as the trustor, Banco de Inversión y Comercio Exterior (BICE) serves as the trustee and the owners of the approved investment projects are the beneficiaries. The trust fund must allocate the trust assets to extend credit, make capital contributions and acquire all such other financial instruments as required for the execution and financing of eligible projects involving electric power generation from renewable sources; and

4.

establishes obligations for Large Users and large demand: clients of electric power distribution providers or distribution agents with capacity demand equal to or higher than 300 KW must meet gradual goals through self-generation or otherwise purchase such electric power from generators (directly or through electric power distributors or brokers or from the wholesale market operator CAMMESA), at a price which may not exceed an average of US$113/MWh until March 30, 2018, and thereafter at a price determined by the former Ministry of Energy and Mining. In this respect the former Ministry of Energy and Mining by means of Resolution 281/2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies.

Pursuant to Decree No. 531/16, the Argentine Government set forth general guidelines and principles for the development of energy projects, by delegating the procedures for compliance with energy goals, bids or auctions for the implementation of the FODER to the former Ministry of Energy and Mining, particularly to the former Undersecretariat of Renewable Energies. The most important aspects of these regulations are as follows:

1.	The former Ministry of Energy and Mining must be the enforcement authority of the law (currently the Secretariat of Energy).

2.

The system is applicable to projects for the construction of new facilities or for expanding or upgrading existing ones, the acquisition of new or second-hand equipment, to the extent new assets, works and other services are used for the project and are directly connected to the project. Access to the system is allowed for projects for which, after having been selected under Resolutions Nos. 220/2007, 712/2009 and 108/2011 set forth by the Secretariat of Energy, construction has not yet begun and that have been selected by the enforcement authority and the executed agreement is terminated. Projects for which construction has begun may also be eligible to the extent amendments to the executed contracts are allowed, as required by the enforcement authority. The enforcement authority must establish the merit order for projects that have been approved and determine the granting of the promotional benefits for each project.

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

Tax Benefits Under Law No. 26,190

The former regime includes the following tax benefits:

•	Early refund of the VAT on the project’s new depreciable assets or infrastructure works: the VAT as invoiced to the beneficiaries on the purchase, production, manufacture or final import of capital goods or the execution of infrastructure works shall be credited against other taxes by the AFIP as soon as at least three fiscal periods have elapsed, as counted from the fiscal period in which the investments were made, or it shall be recoverable in the term provided upon approving the project, under conditions and with the guarantees set forth in that respect.

•	Accelerated asset depreciation for purposes of income tax: the beneficiaries may apply depreciations on the investments associated with the projects subsequent to their approval and under the terms set forth therein. These depreciations are subject to a differential treatment depending on their timing, within the first, second or third twelve-month period after project approval. This alternative is subject to the condition that the assets are to remain as property of the project holder for at least three years.

•	Non-calculation of the minimum presumed income tax provided by Law No. 25,063 on the assets allocated to the projects initiated under the system created by the renewable energy law: this benefit applies to the three fiscal periods preceding the completion of the relevant project. The assets must be connected to the relevant project and must be acquired by the company after the approval of the project. Pursuant to Law No. 27,260, passed by the Argentine Congress on June 29, 2016, the minimum presumed income tax was eliminated for tax periods beginning as of January 1, 2019.

Tax benefits under Law No. 27,191

Law No. 26,190, as amended by Law No. 27,191, together with Decree No. 531/2016 and the regulations of the former Ministry of Mining and Energy, set forth the National Promotional Regime for the Use of Renewable Sources of Energy (the “Promotional Regime”). The Promotional Regime includes the following tax benefits:

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

4.

A 10% exemption on tax on the dividends distributed by the companies that own the projects subject to the Promotional Regime, which are reinvested in new infrastructure projects within Argentina. This tax was eliminated under the terms of Law No. 27,260. The exemption would not apply to the tax applicable to the net gain derived from dividends and profits distributed by Argentine entities to individuals, undivided estates, and beneficiaries abroad, established by the enactment of Law No. 27,430 and amendments, currently subject to a 7% withholding tax on the amount of such dividends.

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

6.

Other benefits, including the possibility of shifting increased costs arising from tax increases to the price of the renewable energy sold and exemptions established after the execution of said contracts. In the contracts executed by CAMMESA, the generator has the right to request recognition of a new price for the energy supplied when there are increases in taxes, rates, contributions or federal, provincial or municipal charges. For such purposes, CAMMESA must be provided with the information and documentation necessary to assess the adjustment of the value of the energy supplied. Decree No. 531/2016 details the definition and scope of the above-mentioned fiscal increases. The request for recognition of the new price due to fiscal increases, together with proof of the information and documentation, is subject to an automatic expiration period.

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

Those interested in joining the Renewable Energy Promotion Regime must renounce the benefits provided for in previous regimes under Laws No. 25,019 and 26,360, while projects that have benefited from such regimes can only access the Renewable Energy Promotion Regime if the works agreed upon under the relevant contracts have not commenced as of the date of submission of the application.

The Renewable Energy Term Market in Argentina - Resolution No. 281-E/17

On August 22, 2017, the former Ministry of Energy and Mining published Resolution No. 281-E/17 (“Resolution No. 281”) for the Renewable Energy Term Market (private PPAs between generators and Large Users, self-generation, co-generation, traders and distributors). Resolution No. 281 was later modified by means of Resolutions SE No. 230/2019, No. 551/2021 and No. 14/2022, Resolution No. 370/2022 of the Ministry of Economy and Resolution SE 360/2023.

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

Section 7 of Resolution No. 281 provides that, in the case of curtailment, the following power generation plants will have (i) equal dispatch priority between them and (ii) first dispatch priority over renewable generation projects operating in the term market without an assigned dispatch priority:

1.	run-of-the-river hydropower plants and renewable power plants having commenced commercial operation prior to January 1, 2017;

2.	power plants supplying energy pursuant to PPAs executed in connection with Resolution SE No. 712/2009 or No. 108/2011 having commenced commercial operation prior to January 1, 2017;

3.	renewable power plants supplying energy pursuant to PPAs executed with CAMMESA through the RenovAr Program (e.g., the La Castellana Project and the Achiras Project);

4.	renewable power plants supplying energy pursuant to Resolution MINEM No. 202/2016 of the former Ministry of Energy and Mining; and

5.	renewable power plants operating in the term market (e.g., private PPAs) which have obtained dispatch priority in accordance with the regime established pursuant to Resolution No. 281.

Only the expansion of the abovementioned projects needs to file the request for dispatch priority with CAMMESA, who will then evaluate submissions on a quarterly basis and prepare a list of granted dispatch priorities in interconnection points or transmission corridors with restrictions to the transmission capacity.

Through Resolution No. 360/2023, new Dispatch Priority Assignment alternatives were established:

•	The possibility of requesting “Dispatch Priority Associated to Joint Projects of Incremental Demand with New Renewable Generation” is incorporated (new art. 6 bis, Annex I, Resolution No. 281).

The assignment of dispatch priority to new renewable generation projects that have an agreement with future large incremental power demands is allowed. It will be considered as “Incremental Demand Associated Projects with New Renewable Generation” those whose incremental power demand is greater than or equal to 10 MW.

The priority is intended for large future demands that seek to ensure their expected consumption of electric energy totally or partially by means of renewable generation and that, due to their expected influence on the transmission grid, produce an increase in the dispatch priority assignable capacities over the existing capacities at the time of the request.

CAMMESA will make the associated dispatch priority allocations only for the incremental transmission capacity associated with the entry of the aforementioned joint projects, provided that it does not compromise the transmission capacity allocated to other projects and/or existing generation plants or those that are expected to enter.

•	The figure of “Dispatch Priority for Expansions Associated to MATER Projects” is incorporated (new article 6 ter, Annex I, Resolution No. 281).

The purpose is for generators to build and pay for transmission expansions in order to commercialize their energy under the MATER. Thus, the dispatch priority over the incremental transmission capacity may be reserved to renewable generation projects that carry out the expansion works at their own cost.

•	The “Dispatch Priority for Expansions Associated with MATER Projects” is incorporated (new art. 6 ter, Annex I, Resolution 281). The purpose is for generators to construct and finance transport expansions to commercialize their energy under MATER. Thus, dispatch priority over incremental transport capacity may be reserved for renewable generation projects that carry out expansion works at their own cost.

•	CAMMESA is instructed to implement, for corridors where there is no availability to assign dispatch priority fully and for all hours of the year, a mechanism of “Referential Type A Dispatch Priority Assignment”. The mechanism will allow generators to obtain Referential Type A Dispatch Priority, in which they foresee circumstantial limitations for their evaluations that allow them to inject energy with an expected probability of 92% over their characteristic annual energy under the foreseen operating conditions of the different nodes and corridors of the SADI, until transport works are carried out to avoid limitations. The conditions for assignment and maintenance of Referential Type A Dispatch Priority shall be governed by the same mechanisms used for the assignment and maintenance of current Dispatch Priority.

Generators who, prior to the first call for Referential Type A Dispatch Priority, have commercially enabled capacity above their assigned Dispatch Priority, may adhere to this regime for their inclusion in the priority assignment for up to that difference.

Non-compliance with requirements to maintain priority: In case of non-compliance with the committed deadline for entry or payments for the maintenance of dispatch priority, project owners who have requested extensions will not be able to reiterate the request for dispatch priority for the following four (4) quarters. Additionally, projects that have not obtained commercial enablement for the entirety of the assigned capacity, once the committed deadline plus any extensions have expired, will automatically lose dispatch priority for the capacity resulting from the difference between (i) the assigned priority capacity and (ii) the commercially enabled capacity, without any right to claim for payments made (new art. 9 bis, Annex I, Resolution 281).

Extensions to obtain commercial enablement: The maximum period of twenty-four (24) months, or the commercial enablement period declared in case dispatch priority has been assigned by tiebreaker with the mechanism prior to Resolution No. 14/2022, may be extended by CAMMESA under certain conditions (new article 11, Annex I, Resolution 281).

Use of proceeds: Proceeds collected by CAMMESA for payments made by generators corresponding to dispatch priority reservations, extensions, relocations, and MATER adhesions shall be allocated to a Separate Account for the Expansion of the Transport System associated with renewable energies, administered by CAMMESA through the Trust for Electric Supply Transport Works (FOTAE) (new art. 13, Resolution No. 230/2019).

Partial enablement of projects with dispatch priority: Those who have obtained dispatch priority and carry out partial commercial enablements regarding the total capacity assigned with priority shall pay the Dispatch Priority Reservation fee exclusively for the capacity that has not obtained commercial enablement at the beginning of the corresponding payment obligation period. For this, the accumulated commercially enabled capacity must be at least 50% of the capacity assigned with dispatch priority (art. 20 Disposition 1/2019 of the former Subsecretariat of Renewable Energies).

RenovAR (Round 1, Round 1.5 and Round 2): Bidding Process for Renewable Energy Generation Projects

Resolution No. 136-E/16, issued by the former Ministry of Energy and Mining and published in the Official Gazette on July 26, 2016, launched the public auction process for submitting bids for Round 1 of the RenovAR Program. Resolution No. 136-E/16 also approved both the bidding terms and conditions of the above-mentioned auction and the PPAs with CAMMESA.

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

2.

Seller: The generation, co-generation or self-generation agent of the WEM whose bid is accepted pursuant to the provisions of this resolution and supplementary regulations set forth by the former Secretariat of Electric Energy.

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

Pursuant to Resolution No. 213/16 of the former Minister of Energy and Mining, the results of the tender were published on October 7, 2016. A total of 29 projects with a total installed capacity of 1,141.51 MW, located in nine different provinces were awarded:

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

Round 2.5 of the RenovAr Program: Public Bid Process for New Renewable Energy Generation Units

After Round 2.0, the former Ministry of Energy and Mining issued Resolution No. 473-E/2017 of November 30, 2017, which launched Round 2.5. The companies invited to participate in this new round were those companies that filed bids in Round 2.0 and were unsuccessful due to a small margin.

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

In this new round, participants can submit bids with respect to electricity projects of no more than 10 MW of capacity each, regardless of the applicable technology (wind, solar, etc.). The total capacity to be awarded in this round is 400 MW of renewable energy.

On August 2, 2019, pursuant to Disposition SSERyEE 91/2019 the awarding of the PPAs was decided for a total of 259 MW.

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

	La Castellana I	Achiras	La Genoveva I
Location	Province of Buenos Aires	Province of Córdoba	Province of Buenos Aires
Status	In operation	In operation	In operation
Commercial operation date / Expected commercial operation date	August 18, 2018	September 20, 2018	November 21, 2020
Awarded power capacity in the bidding process(1)	99 MW	48 MW	86.60 MW
Current/Expected power capacity (1)	100.80 MW	48 MW	88.2 MW
Regulatory Framework	RenovAr 1.0	RenovAr 1.5	RenovAr 2.0
Awarded price per MWh	US$61.50	US$59.38	US$40.90
Contract length	20 years, starting from commercial operation	20 years, starting from commercial operation	20 years, starting from commercial operation
Power purchase agreement signing date	January 2017	May 2017	July 2018
Number of units	32 wind turbines	15 wind turbines	21 wind turbines
Wind turbine provider	Acciona Windpower—Nordex	Acciona Windpower—Nordex	Vestas

(1)

The companies that were awarded with project during the bidding process were authorized pursuant to the conditions of such bidding process to introduce minor changes in the power capacity of the project

Remuneration Scheme

The Current Remuneration Scheme for generators (Spot Sales)

On February 27, 2020, the Secretariat of Energy issued Resolution 31/20, establishing a remuneration scheme in Argentine pesos applicable as from February 1, 2020, for Authorized Generators in the Wholesale Electricity Market. Resolution 31/20 was later modified by means of the following resolutions of the Secretariat of Energy: Resolution 440/21, Resolution 238/22, Resolution 826/22, Resolution 59/23, Resolution 750/23, Resolution 869/23 and Resolution 9/24. According to the emergency declared by Decree No. 55/2023, on February 8, 2024, the Secretariat of Energy issued Resolution No. 9/2024, replacing (starting from February 1, 2024) Annex I, II, III, IV and V of Resolution 869/23 and established (i) the values to be applied to determine the remuneration of thermal generation within the MEMSTDF; (ii) the remuneration of authorized thermal generation; (iii) the remuneration of authorized hydroelectric generation and from other energy sources (e.g. renewables); (iv) the remuneration of hydroelectric plants managed by Binational Entities, and (v) the criteria applicable to the repayment/refund of financing for major and/or extraordinary maintenance.

Through Resolution 59/2023 published in the Official Gazette on February 7, 2023, the Secretariat of Energy authorized generating agents who are owners of thermal power generation plants classified as “Combined Cycles” according to the provisions of Resolution No. 826, and who are not bound by electricity supply contracts, to adhere to a “Power Availability and Efficiency Improvement Agreement” with CAMMESA (on behalf of Distributors and Large Users of the Wholesale Electricity Market) with the aim of incentivizing the necessary investments in Major and Minor Maintenance of the machinery.

Agents who subscribed to the aforementioned agreement were required to submit the corresponding application to CAMMESA within 90 calendar days from the publication of Resolution 59/2023.

The following is a chronological list of the latest Secretariat of Energy Resolutions for the Spot Market:

Secretariat of Energy Resolution #/year	Valid From	Through
Res.440/2021	feb-21	jan-22
Res.238/2022	feb-22	oct-22
Res.826/2022	nov-22	aug-23
Res.750/2023	sep-23	oct-23
Res.869/2023	nov-23	jan-24
Res.09/2024	feb-24	-

Remuneration of thermal generators

Regarding generation from thermal sources, that Authorized Thermal Generators will be remunerated for (i) monthly available capacity and (ii) energy.

Remuneration for Available Power (DRP) for generators that do not declare DIGO (Base Remuneration) compensates, at the Base Price, the average monthly available power (excluding scheduled maintenance hours agreed with CAMMESA) of the unit to those generators that do not declare a Guaranteed Availability Commitment (DIGO). The Base Price is established by technology and unit scale.

Remuneration for the guaranteed availability of offered power (DIGO) for generators that declare DIGO (DIGO Remuneration) compensates, at the DIGO Price, the average monthly available power (excluding scheduled maintenance hours agreed with CAMMESA) of the unit to those generators that declare a Guaranteed Availability Commitment (DIGO). The DIGO Price is established according to the season: summer/winter, and the others. A change is introduced in the determination of the remuneration, compared to Resolution 238/2022, whereby the remuneration price is independent of the achieved available power value each month.

Remuneration for energy will be the sum of two items: (i) Generated Energy and (ii) Operated Energy (associated to the rotating power in each hour). The hourly volume of Operated Energy must correspond with the optimal dispatch for the fulfilment of energy and reserves assigned. Remuneration for energy is determined at the connection node of the generator.

Finally, there is an additional remuneration concept for energy during peak-hours, which consists of recognizing income equivalent to twice the price of the energy generated for energy generated every day between 6:00 pm and 11:00 pm during the summer and winter months, and once the price for the energy generated during the same hours, during the spring and autumn months.

Remuneration for Available Capacity: the price to remunerate capacity from thermal sources will be determined pursuant to the following values of capacity base price (PrecBasePot), price of guaranteed capacity (PrecPotDIGO) and Utilization Factor (FU) (discontinued in Resolution 283/22):

Technology / Scale	PrecBasePot (Ps./MW-month)
	Res. 440/21 jan	Res. 238/22 feb	Res. 238/22 jun	Res. 826/22 sep	Res. 826/22 dec	Res.826/23 feb	Res.826/23 aug	Res.750/23 sep	Res.869/23 nov
Combined-cycle Large > 150 MW	129,839	168,791	185,670	222,804	245,084	306,355	392,135	482,326	617,377
Combined-cycle Small <= 150 MW	144,738	188,159	206,975	248,370	273,207	341,509	437,132	537,672	688,220
Steam Turbine Large > 100 MW	185,180	240,734	264,807	317,769	349,546	436,932	559,273	687,906	880,520
Steam Turbine Small <= 100 MW	221,364	287,773	316,551	379,861	417,847	522,308	668,555	822,323	1,052,573
Gas Turbine Large > 50 MW	151,124	196,461	216,107	259,329	285,262	356,577	456,419	561,395	718,586
Gas Turbine Small <= 50 MW	195,822	254,569	280,025	336,031	369,634	462,042	591,414	727,439	931,122
Internal Combustion Engines>42 MW	221,364	287,773	316,551	379,861	417,847	522,308	668,555	822,323	1,052,573

Technology / Scale	PrecPotDIGO Summer/Winter (Ps./MW-month)
	Res. 440/21 jan	Res. 238/22 feb	Res. 238/22 jun	Res. 826/22 sep	Res. 826/22 dec	Res.826/23 feb	Res.826/23 aug	Res.750/23 sep	Res.869/23 nov
Combined-cycle Large > 150 MW	464,400	603,720	664,092	796,910	876,601	1,095,752	1,402,562	1,725,151	2,208,193
Combined-cycle Small <= 150 MW	464,400	603,720	664,092	796,910	876,601	1,095,752	1,402,562	1,725,151	2,208,193
Steam Turbine Large > 100 MW	464,400	603,720	664,092	796,910	876,601	1,095,752	1,402,562	1,725,151	2,208,193
Steam Turbine Small <= 100 MW	464,400	603,720	664,092	796,910	876,601	1,095,752	1,402,562	1,725,151	2,208,193
Gas Turbine Large > 50 MW	464,400	603,720	664,092	796,910	876,601	1,095,752	1,402,562	1,725,151	2,208,193
Gas Turbine Small <= 50 MW	464,400	603,720	664,092	796,910	876,601	1,095,752	1,402,562	1,725,151	2,208,193
Internal Combustion Engines>42 MW	464,400	603,720	664,092	796,910	876,601	1,095,752	1,402,562	1,725,151	2,208,193

Technology / Scale	PrecPotDIGO Remaining Periods (Ps./MW-month)
	Res. 440/21 jan	Res. 238/22 feb	Res. 238/22 jun	Res. 826/22 sep	Res. 826/22 dec	Res.826/23 feb	Res.826/23 aug	Res.750/23 sep	Res.869/23 nov
Combined-cycle Large > 150 MW	348,300	452,790	498,069	597,683	657,451	821,814	1,051,922	1,293,864	1,656,146
Combined-cycle Small <= 150 MW	348,300	452,790	498,069	597,683	657,451	821,814	1,051,922	1,293,864	1,656,146
Steam Turbine Large > 100 MW	348,300	452,790	498,069	597,683	657,451	821,814	1,051,922	1,293,864	1,656,146
Steam Turbine Small <= 100 MW	348,300	452,790	498,069	597,683	657,451	821,814	1,051,922	1,293,864	1,656,146
Gas Turbine Large > 50 MW	348,300	452,790	498,069	597,683	657,451	821,814	1,051,922	1,293,864	1,656,146
Gas Turbine Small <= 50 MW	348,300	452,790	498,069	597,683	657,451	821,814	1,051,922	1,293,864	1,656,146
Internal Combustion Engines>42 MW	348,300	452,790	498,069	597,683	657,451	821,814	1,051,922	1,293,864	1,656,146

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

Following the abovementioned, Resolution 440/21 sets forth that the monthly remunerating for available capacity shall be proportional to the monthly availability, the Utilization Factor of the generation unit and capacity price. Capacity price depends on the option taken by the generator regarding DIGO declaration or Base capacity price.

In case of generators that do not declare DIGO, their capacity remuneration is determined by:

REM BASE (Ps./month) = PrecBasePot * DRP (MW) * kFM

Being kFM: hours of the month outside agreed maintenance/hours of the month

In case of generators that declare DIGO, their capacity remuneration is determined by using the following:

For Resolution 440/21 and Resolution 238/22:

a)	If DRP ≥ DIGO

REM DIGO (Ps./month) = (DRP – DIGO) (MW) * kFM * PrecMinPot + DIGO (MW) * kFM * PrecPotDIGO

b)	If DRP < DIGO

REM DIGO (Ps./month) = MAX {REM BASE; DRP (MW) * kFM * PrecPotDIGO * DRP / DIGO}

Where:

kFM = hours of the month outside of agreed maintenance period/hours of the month

Valid for Resolution No. 826/22 and subsequent resolutions:

a)	REM DIGO (Ps./month) = DRP (MW) * kFM * PrecPotDIGO

The total remuneration for available capacity of generators will depend on whether they declared DIGO or not.

FU factor is only used when Resolution 440/21 applies:

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

Remuneration for Generated Energy

For conventional thermal generation, a maximum value (depending on the kind of fuel used by the generation unit “g”) will be considered in concept of non-fuel variable costs (CostoOYMxComb), as indicated in the below chart, for the energy delivered in each hour:

Energy price - Resolution 440/21 (jan)

	CostoOYMxComb
Technology/Scale	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	310	542	744	-
Combined-cycle Small <= 150 MW	310	542	744	-
Steam Turbine Large > 100 MW	310	542	744	929
Steam Turbine Small <= 100 MW	310	542	744	929
Gas Turbine Large > 50 MW	310	542	744	-
Gas Turbine Small <= 50 MW	310	542	744	-
Internal Combustion Engines>42 MW	310	542	744	-

Energy price - Resolution 238/22 (feb)

	CostoOYMxComb
Technology/Scale	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	403	705	1,006	-
Combined-cycle Small <= 150 MW	403	705	1,006	-
Steam Turbine Large > 100 MW	403	705	1,006	1,208
Steam Turbine Small <= 100 MW	403	705	1,006	1,208
Gas Turbine Large > 50 MW	403	705	1,006	-
Gas Turbine Small <= 50 MW	403	705	1,006	-
Internal Combustion Engines>42 MW	403	705	1,006	-

Energy price - Resolution 238/22 (jun)

	CostoOYMxComb
Technology/Scale	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	443	775	1,107	-
Combined-cycle Small <= 150 MW	443	775	1,107	-
Steam Turbine Large > 100 MW	443	775	1,107	1,328
Steam Turbine Small <= 100 MW	443	775	1,107	1,328
Gas Turbine Large > 50 MW	443	775	1,107	-
Gas Turbine Small <= 50 MW	443	775	1,107	-
Internal Combustion Engines>42 MW	443	775	1,107	-

Energy price - Resolution 826/22 (sep)

	CostoOYMxComb
Technology/Scale	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	532	930	1,328	-
Combined-cycle Small <= 150 MW	532	930	1,328	-
Steam Turbine Large > 100 MW	532	930	1,328	1,594
Steam Turbine Small <= 100 MW	532	930	1,328	1,594
Gas Turbine Large > 50 MW	532	930	1,328	-
Gas Turbine Small <= 50 MW	532	930	1,328	-
Internal Combustion Engines>42 MW	532	930	1,328	-

Energy price - Resolution 826/22 (dec)

	CostoOYMxComb
Technology/Scale	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	585	1,023	1,461	-
Combined-cycle Small <= 150 MW	585	1,023	1,461	-
Steam Turbine Large > 100 MW	585	1,023	1,461	1,754
Steam Turbine Small <= 100 MW	585	1,023	1,461	1,754
Gas Turbine Large > 50 MW	585	1,023	1,461	-
Gas Turbine Small <= 50 MW	585	1,023	1,461	-
Internal Combustion Engines>42 MW	585	1,023	1,461	-

Energy price - Resolution No. 826/22 (feb.2023)

	CostoOYMxComb
Technology/Scale	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	731	1,279	1,826	-
Combined-cycle Small <= 150 MW	731	1,279	1,826	-
Steam Turbine Large > 100 MW	731	1,279	1,826	2,192
Steam Turbine Small <= 100 MW	731	1,279	1,826	2,192
Gas Turbine Large > 50 MW	731	1,279	1,826	-
Gas Turbine Small <= 50 MW	731	1,279	1,826	-
Internal Combustion Engines>42 MW	731	1,279	1,826	-

Energy price-Resolution No. 826/22 (aug.2023)

	CostoOYMxComb
Technology/Scale	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	936	1,637	2,338	-
Combined-cycle Small <= 150 MW	936	1,637	2,338	-
Steam Turbine Large > 100 MW	936	1,637	2,338	2,806
Steam Turbine Small <= 100 MW	936	1,637	2,338	2,806
Gas Turbine Large > 50 MW	936	1,637	2,338	-
Gas Turbine Small <= 50 MW	936	1,637	2,338	-
Internal Combustion Engines>42 MW	936	1,637	2,338	-

Energy price - Resolution 750/23 (sep)

	CostoOYMxComb
Technology/Scale	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	1,151	2,014	2,876	-
Combined-cycle Small <= 150 MW	1,151	2,014	2,876	-
Steam Turbine Large > 100 MW	1,151	2,014	2,876	-
Steam Turbine Small <= 100 MW	1,151	2,014	2,876	3,451
Gas Turbine Large > 50 MW	1,151	2,014	2,876	3,451
Gas Turbine Small <= 50 MW	1,151	2,014	2,876	-
Internal Combustion Engines>42 MW	1,151	2,014	2,876	-

Energy price - Resolution No. 869/23 (nov)

	CostoOYMxComb
Technology/Scale	Natural Gas (Ps./MWh)	FuelOil/GasOil (Ps./MWh)	BioComb (Ps./MWh)	Mineral Coal (Ps./MWh)
Combined-cycle Large > 150 MW	1,473	2,578	3,681	-
Combined-cycle Small <= 150 MW	1,473	2,578	3,681	-
Steam Turbine Large > 100 MW	1,473	2,578	3,681	-
Steam Turbine Small <= 100 MW	1,473	2,578	3,681	4,417
Gas Turbine Large > 50 MW	1,473	2,578	3,681	4,417
Gas Turbine Small <= 50 MW	1,473	2,578	3,681	-
Internal Combustion Engines>42 MW	1,473	2,578	3,681	-

Remuneration for Operated Energy

Operated Energy remuneration applies to the addition of rotating capacity along the month. When a generating unit is operating under forced condition, requested by the generator, Operated Energy remuneration will be determined considering only 60% of its installed capacity.

Operated energy (Ps./MWh)
Resolution No. 440/21 (jan)	108
Resolution No. 238/22 (feb)	140
Resolution No. 238/22 (jun)	154
Resolution No. 826/22 (sep)	185
Resolution No. 826/22 (dec)	204
Resolution No. 826/22 (feb)	255
Resolution No. 826/22 (aug)	326
Resolution 750/23 (sep)	401
Resolution 869/23 (nov)	513

Peaking Hours Generation (valid only for Resolution 826/22 and subsequent resolutions).

Peaking Hours Generation Remuneration applies to the generation achieved every day, during peak hours (6PM-11PM).

Peaking Hours Price would be two times the corresponding abovementioned energy price (CostoOYMxComb) in Winter and Summer months, and, once the energy price (CostoOYMxComb) for the rest of the months.

Remuneration of hydroelectrical generators

Resolution 440/21, valid from February 2021 until January 2022, Resolution No. 238/22 valid from February to October 2022, Resolution No. 826/22 valid since November 2022 to August 2023, Resolution No.750 valid from September 2023 to October 2023, and Resolution 869 2023, valid from November 2023 to January 2024, established that Authorized Hydroelectrical Generators will be remunerated for (i) monthly available capacity and (ii) energy (which is comprised of two items: (a) generated energy and (b) operated energy).

Finally, there is an additional remuneration concept for energy during peak-hours, which consists of recognizing income equivalent to twice the price of the energy generated for energy generated every day between 6:00 pm and 11:00 pm during the summer and winter months, and once the price of the same for the energy generated during the same hours, during the spring and autumn months.

Remuneration for Available Capacity.

This remuneration will depend on the DRP and a capacity base price. The latter will be determined pursuant to the following values considering the technology of the generation unit and its size.

Technology/Scale	Capacity Base Price (PrecBasePot) (Ps./MW-month)
	Res. 440/21 jan	Res. 238/22 feb	Res. 238/22 jun	Res. 826/22 sep	Res. 826/22 dec	Res. 826/23 feb	Res. 826/23 aug	Res. 750/23 sep	Res. 869/23 nov
Large HI Units with P > 300 MW	134,096	174,324	191,756	230,108	253,118	316,399	404,990	474,417	607,254
Medium size HI Units with P > 120 and < 300 MW	178,794	232,432	255,675	306,810	337,492	421,865	539,987	632,556	809,672
Small HI Units with P > 50 and < 120 MW	245,842	319,595	351,554	421,865	464,051	580,064	742,481	869,764	1,113,298
Renewable HI Units with P < 50 MW	402,287	522,972	575,270	690,324	759,355	949,195	1,214,970	1,423,250	1,821,760
Large HB pumping Units with P > 300 MW	134,096	174,324	191,756	230,108	253,118	316,399	404,990	474,417	607,254
Medium size HB pumping Units with P > 120 and < 300 MW	178,794	232,432	255,675	306,810	337,492	421,865	539,987	632,556	809,672

________________________

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

With respect to the remuneration for generated energy, in each hour, the price of the energy generated will be:

Generated energy (Ps./MWh)
Resolution No. 440/21 (jan)	271
Resolution No. 238/22 (feb)	352
Resolution No. 238/22 (jun)	388
Resolution No. 826/22 (sep)	465
Resolution No. 826/22 (dec)	512
Resolution No. 826/22 (feb)	639
Resolution No. 826/22 (aug)	818
Resolution 750/23 (sep)	1,006
Resolution 869/23 (nov)	1,288

Regarding remuneration for operated energy, generators will receive a monthly remuneration, represented by the integration of hourly powers in the period. The hourly volume of operated energy must correspond to the optimal dispatch for the fulfilment of energy and reservoirs assigned.

With respect to the remuneration for operated energy, in each hour, the price of the energy operated will be:

Operated energy (Ps./MWh)
Resolution No. 440/21 (jan)	108
Resolution No. 238/22 (feb)	140
Resolution No. 238/22 (jun)	154
Resolution No. 826/22 (sep)	185
Resolution No. 826/22 (dec)	204
Resolution No.826/22 (feb)	255
Resolution No. 826/22 (aug)	326
Resolution 750/23	401
Resolution 869/23	513

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

Peaking Hours Generation (valid for Resolution No. 826/22 and subsequent resolutions)

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

Temporary changes: due to extraordinary energy exportation requirements, Secretariat of Energy instructed CAMMESA to consider for all Authorized Thermal Generators, the use of “FU” equal to 70.00% for capacity remuneration calculations, and also sets a plus in energy price (generated energy) that depends on monthly energy exportations. These changes are valid from September 2021 to February 2022 through Resolution No. 1037/2021.

In December 2022, Resolution No. 826/2022 was issued amending Resolution No. 238/22, increasing energy generation and capacity prices retroactively by 20.00% to September 2022 and by 10.00% to December 2022, while also establishing future increments at 25.00% as of February 2023 and at 28.00% as of August 2023. Finally, in February 2023, through Resolution No. 59/2023 the Secretariat of Energy authorized generators with combined cycle units to adhere to an agreement aimed at encouraging investments for major and minor maintenance activities in connection with these facilities (the “Agreement on Availability of Power and Improvement of Efficiency”). Through the Agreement on Availability of Power and Improvement of Efficiency, the adhering generators undertake to achieve at least 85.00% availability of average monthly power in exchange for a new power and generation price in both U.S. dollars and Argentine pesos.

In the case of power, the price was set at 2,000 USD/MW-month plus (i) 85.00% of the remuneration of power set forth in Resolution 826/22 (and subsequent resolutions) in Argentine pesos (during spring and autumn) or (ii) 65.00% of the remuneration of power set forth in Resolution No. 826/22 in Argentine pesos (during summer and winter). In the case of energy, the price was set at 3.5 USD/MWh for units that use gas and at 6.1 USD/MWh for units that use alternative fuels (i.e., diesel).

On April 25, 2023, CAMMESA accepted the subscription to an agreement presented by us for all of our combined cycle units, except for the Buenos Aires unit belonging to CECO. Therefore, as from the transactions of March 2023 there was an increase in the remuneration of such units for their sales to the spot market, as described in the previous paragraph.

In the case of the Buenos Aires combined cycle, CAMMESA accepted the subscription to the agreement on July 28, 2023 (effective as from the July 2023 transactions), once it had successfully requested the Energy Secretariat to instruct CAMMESA the following regarding the aforementioned thermal unit: a) the conversion to single fuel, i.e. operation only with natural gas, eliminating the possibility of using gas oil, and b) the adaptation of the installed power in line with the real technical possibility of electricity production of the combined cycle. During October 2023, the corrective maintenance tasks of this unit were concluded; therefore, the increases in the remuneration of this unit were applied as from the transactions of October 2023.

In September 2023, the Secretariat of Energy issued Resolution 750/23, which updated the remuneration scheme set forth by Resolution 826/22, resulting in an increase as from September 2023 of 23%. In turn, Resolution 750/23 was later modified by means of Resolution No. 869/23, issued in October 2023 and applicable as from November of that same year including an increase of 28%.

Finally, in February 2024, the Secretariat of Energy issued Resolution No. 9/2024, modifying Resolution 869/23, and setting forth a remuneration scheme applicable as from February 2024 including an increase of 74%.

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

The structure of electric energy consumption in Argentina is strongly dependent on hydrocarbons, at approximately 51.64% in 2023, compared to 58.92% in 2022, 63.52% in 2021, 61.36% in 2020, 61.06% in 2019 and 63.86% in 2018. Large amounts of natural gas liquefied natural gas and gas oil are imported in order to try to satisfy demand. During 2019 such imports decreased, mainly due to an increase in the domestic production of natural gas. However, demand for natural gas is usually unsatisfied during the winter in the industrial segment and in the thermoelectric generation segment. In certain circumstances, the Argentine Government has imposed restrictions on consumption because of the lack of adequate supply of gas to supply other segments that do not have the capacity to replace natural gas with other fuels (among others, propane, butane and fuel).

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

Structure of the Electric Power Supply in Argentina.

The nominal installed capacity in Argentina was reported by CAMMESA to be 43,773 MW as of December 31, 2023. Availability estimated by CAMMESA for thermal units is approximately 81% due to the lack of proper fuel supply, difficulties in achieving nominal efficiency and unavailability of several generating units under maintenance. Moreover, the generation supply depends heavily on liquid fuel use that diminishes capacity availability and there are certain transmission restrictions.

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

In the summer of 2023, the maximum power consumed reached 29,105 MW on March 13.

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

Source: Vaisala - 3Tier

Average Global Horizontal Solar Irradiance (GHI)

Source: Vaisala - 3Tier

The Structure of Electric Power Demand in Argentina

Electric power demand depends to a significant extent on economic and political conditions prevailing from time to time in Argentina, as well as seasonal factors. In general, the demand for electric power varies depending on the performance of the Argentine economy, as businesses and individuals generally consume more energy and are better able to pay their bills during periods of economic stability or growth. For example, the historical compound annual growth rate (CAGR) of energy consumption was 2.9% annually over the past 30 years, with an annual average of 2.30% since 2004, while between 2004 and 2023 the GDP rose to an average of 2.00% annually.

As a result, electric power demand is affected by Argentine Governmental actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls, taxes and energy tariffs.

The following chart shows the demand for electric power in 2023 by customer type:

Source: CAMMESA

The following chart shows the evolution of the demand for electric power over the last several years:

Source: CAMMESA

The following chart shows the power demand from November 2006 to November 2023:

Source: CAMMESA

The correlation between the evolution of GDP and electric power demand is strong, although when there is a strong reduction of the GDP, electric power demand falls relatively little. It should also be noted that, in an environment of low economic growth, electric power demand grows at rates higher than the GDP, as shown below:.

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

Demand is significantly concentrated in the areas of the City of Buenos Aires, the Province of Buenos Aires, Santa Fe and Northwest Buenos Aires, which comprises approximately 61.76% of the demand. Changes to the concentration of the demand structure are not substantial over the period of measurement. The chart below shows electricity demand by region for 2023:

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

Between 2016 and 2018, electricity demand remained stable, and decreased in 2019 due to a general decrease of the economic activity in Argentina. For 2020, electricity demand continued to decrease due to a decline in economic activity and the impact of COVID-19. In 2021, electricity demand recovered from the previous year, mainly due to an increase in industrial demand. During year 2023, residential and small commercial demand increased 3.34% and 1.04% respectively compared to the previous year, mainly due to the lack of substantial tariff increases for the residential demand.

A direct annual analysis—as opposed to a twelve-month moving average, which is useful to show inertial trend changes (i.e., the underlying trend that includes only a few months and therefore better shows gradual changes to stability)—shows growth rates in energy demand during 2010 and early 2011, with an abrupt slowdown (including negative values) in 2012 and, after the winter of 2012, an increase in energy demand during 2013. In December 2013 and January 2014, there was exponential growth in demand by residential and commercial consumers due to the heat wave that hit the central region of Argentina during those periods. In December 2014, the demand growth trend was reversed with a sharp drop in demand with the return of normal temperatures. The demand for electric power in the residential sector resumed a high growth trend in 2015. In 2016, residential consumers demand increased 4.5%, despite moderate increases in rates to a small portion of consumers. During 2017, 2018, 2019 and 2020, residential demand decreased 2.03%, increased 1.99%, decreased 2.80%, and increased 8.00%, respectively, as compared to the same period the previous year, in the case of the decrease during 2019, due to a GRP drop of 2.20% in 2019. In 2020, due to the COVID-19 pandemic, the quarantine and other restrictive measures taken by the Argentine Government, citizens had to work remotely and thus staying at their houses for longer periods of time. Schools and universities were closed for most part of 2020. On the other hand, during 2020 there was no residential electricity tariff increase and services cuts due to non-payment was suspended, which may have contributed to residential users consuming more electricity. During 2021, as a consequence of the removal of restrictive measures associated with the COVID-19 pandemic, demand of electricity recovered from the previous year (+5.20%), mainly due to a 13.20% increase in industrial demand and a 4.40% increase in commercial demand. Residential demand in 2021 increased 9.50% compared to 2020, mainly explained by the fact that there was not any increase in residential electricity tariffs, in a context of increasing energy generation costs for the entire system. During year 2023, residential and small commercial demand increased 3.34% and 1.04%, respectively, compared to the previous year, mainly due to the lack of substantial tariff increases for the residential demand.

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

During January and February 2016 there were successive high peaks of consumption of electric power for a business day, after two years of not surpassing the previous record reached in January 23, 2014. A peak of consumption of 25,380 MW was reached on February 12, 2016, but restrictions were implemented to the demand of the distributors of Buenos Aires, Greater Buenos Aires and La Plata. New peaks of consumption of 26,320 MW/544.4GWh were reached on January 29, 2019, on December 12, 2022 of 27,484 MW/575.9GWh and lastly on May 13, 2023, with a consumption of 29,105 MW/590.7GWh without major demand restrictions.

	Power and energy consumption records
	New records		Previous records		Variation	Variation
	Peak of electric power capacity (MW)				(%)	(MW)
Working day	Mar 13, 2023	29,105	Dec 6,2022	28,283	2.91%	822
Saturday	Mar 11, 2023	27,203	Jan 15, 2022	26,719	1.81%	484
Sunday	Mar 12, 2023	25,739	Dec 11, 2021	23,724	8.49%	2,015

	Energy (GWh)				Variation (%)	Variation (GWh)
Working day	Mar 13, 2023	590.7	Jan 14, 2022	575.9	2.57%	14.80
Saturday	Mar 11, 2023	599.8	Jan 15, 2022	559.0	7.30%	40.80
Sunday	Mar 12, 2023	543.6	Jan 16, 2022	478.9	13.51%	64.70

Source: CAMMESA

The peak demand of power of March 13, 2023, was covered with a thermal supply of 16,836 MW, a hydroelectric supply of 6,878 MW, nuclear supply of 959 MW, renewable energy supply of 2,028 MW, and imports of 2,403.

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

This critical variable is central to the efforts made by CAMMESA and the generators to invest in the proper maintenance of the units. Although the unavailability factor over the long-term in the thermal plants in Argentina has historically been approximately 30.00%, it fell below 20.00% for a period in the early 2000s. In general, the unavailability factor of the hydroelectric plants in Argentina is not significant. The Yacyretá hydropower plant capacity considers the available power for Argentina, 2,745 MW. The total capacity of Yacyretá is 3100 MW, achievable at maximum level and with the units at full capacity. In the nuclear sector, historical unavailability has been important because of the periodic maintenance that units have to go through. In particular, the Embalse nuclear plant commenced, starting in January 1, 2016, a two-year period in which it was not in operation. Additionally, the Atucha II nuclear plant, which was generating energy on a trial basis since 2015, received its commercial authorization during the first half of 2016, adding a nominal capacity of 745 MW to the SADI. In 2022 the Atucha I Nuclear Plant was out of service for almost 3 months due to maintenance. In 2023, Atucha II Nuclear Plant was out of service most of the year due to seasonal maintenance followed by a technical failure which was re-commissioned on August 2023. Embalse Nuclear Plant also had seasonal maintenance that lasted for almost 2 months.

In 2023, hydro generation grew 30% in comparison to 2022, which led to an overall decrease in fossil fuels demand for power generation. However, the newer rounds of the Plan Gas.Ar, coupled with the enabling of additional natural gas transportation capacity through the first stage of the President Nestor Kirchner Gas Pipeline since July 2023, led to an overall increase in natural gas availability, which resulted in a significant decrease in fuel oil (-40%) and gas oil consumption (-47%) for power generation.

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

Fuel Consumption for Commercial Electric Power Generation.

Source: CAMMESA, Company analysis

In 2023, 43% of the energy supply was generated with natural gas, which is higher than in most countries that have a large surplus production of natural gas.

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

On April 13, 2000, the National Congress passed Law No. 25,246, (subsequently amended and complemented, (the “AML/ CFT Law”), which created at the national level the Anti- Money Laundering and Terrorism Financing Regime (“AML/CFT Regime”), criminalizing money laundering, creating and designating the Financial Reporting Unit (“UIF” for its acronym in Spanish) as the enforcement authority of the regime, and establishing the legal obligation for various public and private sector entities and professionals to provide information and cooperate with the UIF.

The UIF is a decentralized agency that operates with autonomy and financial independency under the Ministry of Justice, and its mission is to prevent and deter the crimes of money laundering and terrorist financing.

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

(i)

If the amount of the operation exceeds 150 Minimum Living and Mobile Wages, being each Minimum Living and Mobile Wage, as of April 15, 2024, equal to Ps. 202,800, imprisonment for a term of three (3) to ten (10) years and fines of two to ten times the amount of the operation shall be imposed. This penalty will be increased by one third of the maximum and half of the minimum, when:

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

(iii)	If the value of the goods does not exceed 150 Minimum Living and Mobile Wages, the penalty shall be imprisonment for a term of six months to three years.

(b)	Penalties for legal persons.

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

Pursuant to Annex I of Resolution No. 61/2023 of the UIF (which establishes the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Control Agencies” (“Órganos de Contralor Específico”). In such capacity, they must collaborate with the UIF in the evaluation of compliance with AML/CFT procedures by the Reporting Subjects subject to their control. For these purposes, they are entitled to supervise, monitor and inspect these entities. Denial or obstruction of inspections by the Reporting Subjects may result in administrative penalties by the UIF and criminal penalties.

The Central Bank and the CNV must also comply with the AML/CFT regulations established by the UIF, including the reporting of suspicious transactions. In turn, Reporting Subjects regulated by these agencies are subject to UIF Resolutions No. 14/2023 and 78/2023, respectively. Such regulations provide guidelines that such entities shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of money laundering and financing of terrorism.

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

Additionally, UIF Resolution No. 29/2013, regulates the implementation of Decree No. 918/2012 and establishes: (i) the procedure to report suspicious transactions of terrorism financing and the persons obligated to do so, and (ii) the administrative freezing of assets procedure on natural or legal persons or entities designated by the United Nations Security Council pursuant to Resolution No. 1267 (1999) and subsequent, or linked to criminal actions under Section 306 of the Argentine Criminal Code, both prior to the report issued pursuant to UIF Resolutions No. 14/2023 and 78/2023, and as mandated by the UIF after receiving such report.

In order to help the Reporting Subjects to fulfill these duties, Executive Decree No. 489/2019 created the Public Registry of Persons and Entities linked to acts of Terrorism and its Financing (RePET, for its acronym in Spanish), which is an official database that includes the consolidated list of the United Nations Security Council.

Politically Exposed Persons

Resolution No. 35/2023 of the UIF establishes the rules that Reporting Subjects must follow regarding clients that are Politically Exposed Persons (PEPs).

Following the aforementioned RBA, Resolution No. 35/2023 establishes that Reporting Subjects must determine the level of risk at the time of beginning or continuing the contractual relationship with a PEP, and must take due diligence measures, adequate and proportional to the associated risk and the operation or operations involved.

In addition, the UIF has issued the Guide for the management of risks of money laundering and financing of terrorism in relation to customers (and ultimate beneficiaries) that are PEPs.

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

Tax Amnesty System

The voluntary system of declaration under the Tax Amnesty Law No. 27,260 and its Regulatory Decree No. 895/16 (jointly the “Tax Amnesty System”) established that the information voluntarily submitted under such system may be used for the investigation and punishment of the crimes of money laundering and financing of terrorism. For such purpose, the UIF has the power to communicate information to other public intelligence or investigation agencies, based on a previous resolution of the UIF’s President and provided that there are serious, precise and concordant indications of the commission of money laundering and/or terrorism financing crimes. Furthermore, the AFIP remains obliged to report to the UIF suspicious operations detected within the framework of the Tax Amnesty System and to provide it with all information required by it, not being able to oppose fiscal secrecy.

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

For an extensive analysis of the money laundering regime in effect as of the date of this annual report, investors should consult legal counsel and read Title XIII, Book 2 of the Argentine Criminal Code and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For such purposes, interested parties may visit the websites of the Argentine Ministry of Economy, at www.argentina.gob.ar/economia, the Argentine Ministry of Justice, at https://www.argentina.gob.ar/justicia, the UIF, at www.argentina.gob.ar/uif, the CNV, at www.argentina.gob.ar/cnv, or the Central Bank, at www.bcra.gov.ar. The information found on such websites is not a part of this annual report.

Item 4.C Organizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

(1)	Percentages reflect our equity interests in the operating companies TJSM, TMB and CVO. For further information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs”.
(2)	Percentages indicate direct and, through Inversora de Gas del Centro S.A. -IGCE-, indirect investments of the Company in DGCU, DGCE.
(3)

The percentage for Energía Sudamericana S.A., includes a 2.45% direct interest plus a 41.06% indirect interest in its capital stock, through our equity interest in IGCE. The percentage for Coyserv S.A. includes a 32.21% indirect interest in its capital stock, through our equity interest in IGCE, DGCE and DGCU.

(4)	See “Item 4.B. Business overview—Our Subsidiaries”.

For further information on our subsidiaries, see “Item 4.B. Business overview—Our Subsidiaries”.

Item 4.D Property, plants and equipment

Property, Plant and Equipment

Most of our property, plant and equipment is intended to be used in the generation of electric power and in our forestry business, and 100.00% of them are located in Argentina.

We successfully participated in CAMMESA’s auction for 10 MW of dispatch priority for our Parque Solar San Carlos Project under the MATER framework, located in San Carlos, province of Salta.

As of the date of this annual report, works for the closing of the combined cycle of the Brigadier Lopez Plant have started. During the month of February 2024, the agreement with the constructor, SACDE, was formalized. Under such agreement, all the works, services and works necessary to complete the closure of the cycle were defined, with the “notice to proceed” having been delivered on February 26, 2024. Works are expected to be completed during 2025. The plant, which has a dual-fuel Siemens SGT5-4000 F gas turbine with a total nominal power of 292 MW, is expected to increase its capacity by 140 MW thanks to the closing cycle. This means that total power output is expected to reach 432 MW.

We have no significant assets under capital lease or lease agreements.

The following table provides certain information regarding the operation of our power plants that we owned as of December 31, 2023:

Site	Plant	Unit	Installed capacity		Type	Fuel type (if any)
Puerto Complex			1,747	MW
	Puerto Nuevo plant		589	MW
		PNUETV07	145	MW	Thermal	NG / FO
		PNUETV08	194	MW	Thermal	NG / FO
		PNUETV09	250	MW	Thermal	NG / FO
	Nuevo Puerto plant		360	MW
		NPUETV05	110	MW	Thermal	NG / FO
		NPUETV06	250	MW	Thermal	NG / FO
	Puerto combined cycle plant		798	MW
		CEPUCC GE	798	MW	Thermal	NG / GO
Costanera Complex(1)			2,259	MW
	Central Costanera Plant		1,131	MW
		COSTTV01	123	MW	Thermal	NG / FO
		COSTTV02	116	MW	Thermal	NG / FO
		COSTTV03	112	MW	Thermal	NG / FO
		COSTTV04	120	MW	Thermal	NG / FO
		COSTTV06	350	MW	Thermal	NG / FO
		COSTTV07	310	MW	Thermal	NG / FO
	Central Costanera combined cycle plant		851	MW
		COSTCC08	264	MW	Thermal	NG / FO
		COSTCC09	264	MW	Thermal	NG / FO
		COSTTV10	323	MW	Thermal	NG / FO
	Buenos Aires combined cycle plant		277	MW
		BSASCC01	277	MW	Thermal	NG
Piedra del Águila			1,440	MW
	Piedra del Águila plant		1,440	MW
		PAGUHI	1,440	MW	Hydroelectric
Luján de Cuyo				MW
	Luján de Cuyo plant		576	MW
		LDCUCC25	290	MW	Thermal	NG
		LDCUTG23	23	MW	Thermal	NG / GO
		LDCUTG24	23	MW	Thermal	NG / GO
		LDCUTV11	60	MW	Thermal	NG / FO
		LDCUTV12	60	MW	Thermal	NG / FO
		LDCUTG22	24	MW	Thermal	NG / GO
		LDCUTG26	47	MW	Thermal	NG / GO
		LDCUTG27	48	MW	Thermal	NG
		LDCUHI	1	MW	Hydroelectric
Brigadier López	Brigadier López plant	BLOPTG01	281	MW	Thermal	NG / GO
San Lorenzo	San Lorenzo plant	TER6CC11	391	MW	Thermal	NG/ GO
La Genoveva			130	MW
	La Genoveva II wind farm	GNVEO	88	MW
	La Genoveva II wind farm	GNV2EO	42	MW	Wind
La Castellana (2)			116	MW	Wind
	La Castellana I wind farm	LCASEO	101	MW	Wind
	La Castellana II wind farm	LCA2EO	15	MW	Wind
Achiras	Achiras wind farm	ACHIEO	48	MW	Wind
Manque	Manque wind farm	MANQEO	57	MW	Wind
Los Olivos	Los Olivos wind farm	OLIVEO	23	MW	Wind
PS Guañizuil II (3)	Guañizuil II solar farm	GZ2AFV	105	MW	Solar

_____________________________

Reference: NG: natural gas; FO: fuel oil; GO: gas oil

(1)

Costanera complex is owned by Central Costanera S.A. which is 75.22% owned by Proener S.A.U., as of December 31, 2023. As of the date of this annual report, we own a 100% interest in Proener. See “Item 4.B. Business Overview—Our Subsidiaries”. We consider Central Costanera’s information as of February 17, 2023. On February 22, 2024, the request submitted by Central Costanera for the decommissioning of the steam generation units COSTTV04 and COSTTV06 -for a total installed capacity of 120 MW and 350 MW, respectively- was published in the Official Gazette of the Republic of Argentina.

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

(3)

PS Guañizuil II solar farm is owned by Cordillera Solar which is a fully owned subsidiary of Proener S.A.U., as of December 31, 2023. As of the date of this annual report, we own a 100% interest in Proener. See “Item 4.B. Business Overview—Our Subsidiaries”. We consider Guañizuil II solar farm information as of October 18, 2023.

We believe that all of our production facilities are in good operating condition. We believe that we have satisfactory title to our plants and that our facilities are in accordance with standards generally accepted in the electric power and forestry industry. As of December 31, 2023, the consolidated net book value of our property, plant and equipment was Ps. 758.93 billion.

The following table lists the value of our property, plant and equipment as of December 31, 2023:

Main Item	As of December 31, 2023
(in thousands of Ps.)
Lands and buildings	168,883,652
Electric power facilities and other equipment	356,371,626
Wind turbines	166,651,546
Gas turbines	15,897,683
Construction in progress	43,724,396
Others	7,404,718
Total	758,933,621

For information on our forestry assets, see “Item 4.B. Business Overview—Forestry Assets” and Note 2 to our financial statements.

For information on our plants under construction, see “Item 5.A. Operating Results—Expansion of Our Generating Capacity”.

For information on environmental issues that may affect our utilization of assets, see “Item 3.D.—Risk Factors—Risks relating to Our Business—Climate change and energy transition could affect our business”, and “—Our ability to operate wind and solar farms profitably is highly dependent on suitable wind or sun and associated weather conditions, climate change and energy transition could affect our business”.

Item 4.E Unresolved Staff Comments

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

The following table sets forth information about certain economic indicators in Argentina for the periods indicated.

	2019	2020	2021	2022	2023
Economic activity
Nominal GDP in current US$(1) (in millions of US$)	441,817	377,809	496,026	589,084	385,102
Real gross GDP (% change) (2)	(2.00%)	(9.90%)	10.72%	4.96%	(1.55%)
Domestic investment as % of GDP	14.20%	14.28%	17.63%	17.88%	19.07%
Price indexes and exchange rate information
INDEC CPI (% change)	53.83%	36.14%	50.94%	94.79%	211.41%
Economic activity
Inflation (as measured by the City of Buenos Aires CPI) (% change)(3)	50.57%	30.47%	49.20%	93.40%	198.40%
Wholesale price index (WPI) (% change)	58.49%	35.38%	51.34%	94.78%	276.35%
Nominal exchange rate(4) (in Ps./US$ at period end)	59.89	84.15	102.72	177.16	808.45

___________________________

Sources: Ministry of Public Works of Argentina, Banco de la Nación Argentina and Instituto Nacional de Censos y Estadísticas (INDEC).

(1)

Calculations based on the nominal GDP in pesos as reported by INDEC, divided by the average nominal Ps./US$ exchange rate for each period as reported by the Banco de la Nación Argentina for wire transfers (divisas).

(2)	Base on GDP in pesos of 2004 (INDEC).
(3)

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

(4)	Pesos to U.S. dollars exchange rate as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

During 2019, as compared to 2018, Argentina’s GDP decreased 2.00%, primarily as the result of a 15.95% decrease in capital goods investments, a 6.13% decrease in private sector consumption, and a 6.40% decrease in public consumption. These factors were partially offset by a 9.75% increase in exports. Aggregate domestic supply also shrank given the 18.70% decrease in imports. Aggregate economic activity was mainly affected by periods of volatility in the exchange rate and financial indicators, which increased after the primary elections held in August. After a modest economic recovery registered through the second quarter of the year, the financial turmoil in the third quarter generated a double dip in the activity. In general terms, most economic sectors were adversely affected by the general macroeconomic context to different degrees (with the exception of the agricultural sector that outperformed significantly).

During 2020 as compared to 2019, Argentina’s GDP decreased 9.90%, primarily as the result of a 13.07% decrease in capital goods investments, a 12.17% decrease in private sector consumption, a 2.02% decrease in public consumption and a 17.30% decrease in exports. Aggregate domestic supply also shrank given the 17.21% decrease in imports. Aggregate economic activity was mainly affected by COVID-19 and the lock-down measures imposed causing a sharp drop in activity as many industries closed. In the third quarter of 2020 and due to more flexible lock-down measures, aggregate economic activity started to recover by with levels below the ones before que COVID-19 crisis.

During 2021 as compared to 2020, Argentina’s GDP increased 10.72%, primarily as the result of a 33.80% increase in capital goods investments, a 10.35% increase in private sector consumption, a 6.31% increase in public consumption, and a 8.50% increase in exports. Aggregate domestic supply also rose given the 20.44% increase in imports. Aggregate economic activity was mainly affected by periods of volatility in exchange rates and financial indicators, a high rate of inflation and macroeconomic uncertainty, mainly explained by the lack of foreign exchange reserves in the Central Bank and by the need to reach an agreement with the IMF regarding payments to be made during 2022. Economic activity in Argentina in 2021 was also affected by the COVID-19 pandemic and the diverse measures adopted by the Argentine government to address its consequences.

During 2022 as compared to 2021, Argentina’s GDP increased 4.96%, primarily as the result of a 11.06% increase in capital goods investments, a 9.67% increase in private sector consumption, a 1.90% increase in public consumption, and a 5.77% increase in exports. Aggregate domestic supply also rose given the 17.88% increase in imports. Along 2022, monthly inflation rate and its volatility increased considerably, as well as the instability of the foreign exchange and financial markets. The lack of foreign exchange reserves in the Central Bank prompted the government to offer a better exchange rate to agricultural exporters (an alternative to the official foreign exchange rate). Further, the government proposed an exchange offer to local bondholders in order to address the instability in the domestic bond market and the difficulties to cover the fiscal deficit. The Central Bank was forced to intervene in that market to counteract the volatility and price collapse. As a result, the macroeconomic environment became highly uncertain.

During 2023 as compared to 2022, Argentina’s GDP decreased 1.55%, primarily as the result of a 1.88% decrease in capital goods investments, and a 6.69% decrease in exports. These performances were partially offset by a 1.12% rise in private sector consumption, and a 1.16 % growth in public consumption. Aggregate domestic supply also decreased despite the 2.16% rise in imports. The inflation rate increased steadily along the first quarter of the year, reaching an outstanding 8.40% in April. Concerns regarding inflation increased as well, foreseeing a double-digit rate in the near future. The volatility in the foreign exchange market also rose, as well as the spread between official and financial exchange rates. The volatility and uncertainty were reinforced by the presidential election, which were scheduled for August (the primaries) and October (general elections). The government increased social expenditures and grants to utilities and transport companies and tightened price controls to counteract the inflation burden and sustain its image in the race for elections. While inflation slowed during the second quarter, after the primary election carried out on August 13 the government devaluated the Argentine Peso by 18%, which was almost instantly reflected in prices. Inflation rate was 12.44% in August and 12.75% in September and uncertainly increased in line with the primary election results, where the official candidate got the third position, the opposition the second and an outlier candidate the first position. Economic activity deteriorated by the end of year as inflation continued to rise, fueled by a new devaluation officialized by the new administration in December.

As of the date of this annual report, the country faces significant challenges, and the future remains uncertain. The new administration is committed to eliminating the fiscal deficit, which is basically explained by economic grants to utilities and transport enterprises. The balance sheet of the Central Bank improved substantially but total restructuring would be accomplished when money printing disappears (as of today, fiscal deficit and its monetization have been cut. A suitable solution for the Central Bank debt remains to be accomplished). The economic policy might reduce inflationary pressures in the long term while it may hit economic activity in the short term. The promotion of investments, the renegotiation of utility contracts and the establishment of a new regulatory framework, which would include tariff adjustments, are both key goals and major challenges for the near future.

See “Item 3.D. Risk Factors—Risks relating to our business— Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants”.

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

Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. Such conditions remained during 2021, 2022 and 2023. See “Risks Relating to Argentina—As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries”.

Therefore, our consolidated financial statements as of and for the year ended December 31, 2023, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and unless otherwise stated, the financial information included elsewhere in this annual report, have been restated to consider the changes in the general purchasing power of our functional currency (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV.

Furthermore, as a consequence of the application of IAS 29, maintaining net monetary assets generates loss of purchasing power, while maintaining net monetary liabilities generates improvement of purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent such loss or improvement. This loss or income is booked in the statement of comprehensive income.

Accordingly, we have recognized a loss regarding the effect of adjustment by inflation of Ps.126.51billions for 2023, a loss of Ps.94.86 billion for 2022 and a loss of Ps.10.03 billion for 2021. See Note 2.2.2 to our consolidated financial statements.

On June 16, 2021, the Argentine Executive Power passed Law No. 27,630, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes payment of corporate income tax based on a structure of staggered rates regarding the level of accumulated taxable net income. The current progressive rates, applicable for fiscal periods commencing on January 1, 2024, are as follows: (i) net taxable income accumulated up to Ps.34,703,523.08 will be subject to a rate of 25%; (ii) net taxable income accumulated over Ps.34,703,523.08 up to Ps.347,035,230.79 will incur a payment of Ps.8,675,880.77 plus 30% on the excess over Ps.347,035,230.79; and (iii) net taxable income accumulated from Ps.347,035,230.79 onwards will be subject to a payment of Ps.102,375,393.08 plus 35% on the excess over Ps.347,035,230.79.

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

Exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in exchange rates. We are exposed to currency risk regarding the relationship between the Argentine peso and the US dollar, mainly due to our operating activities, the investment projects defined by us and our financial liabilities with banking entities.

The devaluation of the peso with respect to the U.S. dollar totaled 50.53% in 2018, 37.05% in 2019, 28.83% in 2020, 18.08% in 2021, 42.02% in 2022 and 78.09% in 2023.

As of December 31, 2023, we did not have derivatives that met the requirements established by IFRS to be designated as an effective hedge for this particular risk. As of December 31, 2023, we had trade receivable, other financial assets, cash and short-term deposits denominated in foreign currency totaling US$442.50 million, while at the same time we had liabilities denominated in foreign currency totaling US$466.48 million.

Any significant depreciation of the peso would result in an increase in the cost of servicing our debt and in the cost of imported supplies or equipment and, therefore, may have a material adverse effect on our results of operations. With respect to fuel used in connection with the energy we sell under the Spot Sales (which represented around 49.60% of our energy sales in terms of output in 2023), the exposure to changes in fuel prices is not material since, under current applicable regulation, the fuel for the electric power sold under the Spot Sales is required to be acquired from and supplied by CAMMESA, free of any cost to us; hence, it is not currently an integral part of the price charged by the generator.

The Argentine Government has taken measures to stabilize the foreign exchange situation, restrictions to the purchase of foreign currency, and in some cases, an additional tax. For further information, see “Item 10.D. Exchange Controls”.

Our Revenues

The following chart shows a breakdown of our revenues for the periods indicated:

	2023		2022		2021
	(in thousands of Ps.)	Percentage of revenues	(in thousands of Ps.)	Percentage of revenues	(in thousands of Ps.)	Percentage of revenues
Spot Sales(1)	155,523,697	49.60%	125,095,966	39.62%	144,468,508	41.72%
Sales under contracts(2)	131,012,781	41.78%	167,719,171	53.12%	182,679,073	52.76%
Steam sales (3)	14,789,842	4.72%	15,283,685	4.84%	10,409,047	3.01%
Resale of gas transport and distribution capacity	1,858,093	0.59%	2,188,445	0.69%	1,868,300	0.54%
Revenues from CVO thermal plant management	4,568,538	1.46%	5,457,370	1.73%	6,818,833	1.97%
Forestry Segment	5,815,213	1.85%	-	0.00%	-	0.00%
Total revenues from ordinary activities	313,568,164	100.00%	315,744,637	100%	346,243,761	100%

________________________

(1)

Includes sales of energy and power to CAMMESA remunerated under Resolution No. 95/13, Resolution No. 19/2017, Resolution of the Secretariat of Energy No.1/2019, Resolution No. 31/20, Resolution No. 440/21, Resolution No. 238/22, Resolution No. 826/22, Resolution No. 59/23, Resolution No. 750/23, Resolution 869/2023 and Resolution No. 9/2024 (See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme”).

(2)

Includes (i) term market sales under contracts, (ii) energy sold under the Energía Plus, (iii) contracts under the MATER framework and (iv) RenovAr Program sales under contracts (for further information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”).

(3)	Includes steam sold under steam sale contract with YPF from the Luján de Cuyo Plant and with Terminal 6 Industrial S.A. from San Lorenzo site.

During 2023, Spot Sales were regulated by Resolution 826/22, Resolution 750/23, Resolution 869/23 and Resolution 859/23. During 2022, Spot Sales were regulated by Resolution 440/21, Resolution 238/22 and Resolution 826/22. During 2021, Spot Sales were regulated by Resolution 31/20 and Resolution 440/21. In the year ended December 31, 2021, we sold over 81.00% of the electric power we generated and derived 41.72% of our revenues under the Spot Sales. In the year ended December 31, 2022, we sold over 76.00% of the electric power we generated and derived 39.62% of our revenues under the spot market. In the year ended December 31, 2023, we sold over 80% of the electric power we generated and derived 49.60% of our revenues under the spot market. We also continue to sell a portion of electric power in the spot market under the regulatory framework established prior to the Spot Sales which is Energía Plus. For further information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.

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

Below we summarize key aspects of our most significant sources of revenue, which include: (i) the Spot Sales, (ii) Sales under contracts (iii) steam supply contracts with YPF and Terminal 6 Industrial S.A, (iv) Resale of natural gas transportation capacity, (v) Forestry sales.

Spot Sales (also known as Energía Base)

The Spot Sales accounts for our largest source of revenue. Resolution SE No. 95/13, which was enacted in February 2013, changed the manner in which electric power was remunerated in the spot market and established the Spot Sales.

Since the issuance of Resolution SE No. 95/13, the applicable regulatory entity (as of the date of this annual report, the Secretariat of Energy) set electric power prices and updated them annually until Resolution No. 238/22. Since this resolution, prices are updated multiple times throughout the year.

Amendments to Resolution SE No. 95/2013

Effective February 2014 and 2015, prices were increased by the enforcement authority through Resolution SE No. 529/14 and Resolution SE No. 482/15, respectively. These increases were intended to allow generators to cover, at least in part, increases in business costs resulting from inflation and the currency devaluation. However, in light of the fact that the resolutions failed to provide a pricing mechanism with a pre-established frequency, the adjustments were discretionary.

Within this framework, in March 2016, the former Secretariat of Electric Energy enacted Resolution No. 22/16, whereby it adjusted the electric power prices established through Resolution SE No. 95/13. These adjustments became effective as of February 2016. In reference to the rationale for this resolution, the former Secretariat of Electric Energy noted that it was enacted “for the sole purpose of supporting the operation and maintenance of affected equipment and power plants on a provisional basis, until the regulatory measures being considered by the Executive branch come into force progressively with the aim of returning the WEM to normal”.

Resolution 19/2017(repealed by Resolution 1/19)

On January 27, 2017, the former Secretariat of Electric Energy issued Res. 19/17 (published in the Official Gazette on February 2, 2017).

Pursuant to this resolution, which was in effect until February 28, 2019 (included), the former Secretariat of Electric Energy established that electric power generators, co-generators and self-generators acting as agents in the WEM and which operate conventional thermal power plants, may make guaranteed availability offers (ofertas de disponibilidad garantizada) in the WEM. Pursuant to these offers, these generation companies may commit specific capacity and power output of the generation, provided that such capacity and energy had not been committed under PPAs entered into in accordance with (i) Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07 and 200/09 of the Secretariat of Energy, (ii) Resolution SEE No. 21/16 and (iii) Resolutions Nos. 136‑E/16 and 213‑E/16 of the former Ministry of Energy and Mining, as well as PPAs subject to a differential remuneration scheme established or authorized by the former Ministry of Energy and Mining. The offers must be accepted by CAMMESA (acting on behalf of the WEM agents demanding electric power), which entity will be the purchaser of the power under the guaranteed availability agreements (compromisos de disponibilidad garantizada). Resolution 19/17 established that such agreements may be assigned to electricity distribution companies and Large Users of the WEM once the state of emergency of the electric power sector in Argentina has ended (according to Decree No. 134/1995, such emergency was declared until December 31, 2017). Generator agents in which the Argentine government has fully or major ownership were excluded from the scope of Resolution 19/17.

The term of the guaranteed availability agreements in Resolution 19/17 was 3 years, and their general terms and conditions were established in Resolution 19/17.

The remuneration in favor of the generator was calculated in U.S. dollars pursuant to the formulas and values set forth in the aforementioned resolution and comprises of (i) a price for the monthly capacity availability and (ii) a price for the power generated and operated.

Resolution 19/17 also established that WEM agents that operate conventional hydroelectric power plants, pumped hydroelectric power plants and power plants using other energy resources shall be remunerated for the energy and capacity of their generation units in accordance with the values set forth in such resolution, and provided that such energy and capacity has not been committed under PPAs entered into in accordance to Resolutions SE No. 1193/05, 1281/06, 220/07, 1836/07 and 200/09, Resolution SEE No. 21/16, and Resolutions No. 136-E/16 and 213 E/16 of the former Ministry of Energy and Mining.

Fuel Purchases

On November 11, 2018, the Secretariat of Energy issued Resolution SGE No. 70/2018, which substitutes Art. 8 of Resolution 95/2013. This new resolution allows electric energy generators, self-generators, and cogenerators acting in the WEM to purchase their own fuel. However, prior commitments assumed by generators with CAMMESA for energy supply contracts are not altered by this new regulation. If generation companies opt to take this option, CAMMESA will value and pay the generators their respective fuel costs in accordance with the Variable Costs of Production (CVP) declared by each generator to CAMMESA. According to CAMMESA’s procedure, the machines with the lower CVPs are dispatched first, and consequently, may produce more electric energy. The Agency in Charge of Dispatch (Organismo Encargado del Despacho or “OED” using the Spanish acronym) -CAMMESA- will continue to supply the fuel for those generation companies that do not elect to take this option.

On December 27, 2019, the Ministry of Productive Development issued Resolution MDP No. 12/2019, repealing Resolution SGE No. 70/2018 and restoring Art. 8 of Resolution SE 95/2013. Beginning January 2020, CAMMESA became the only fuel supplier for generation companies, except for (i) thermal units that had prior commitments with CAMMESA for energy supply contracts with their own fuel management and (ii) thermal units under the Energía Plus regulatory framework, authorized under Resolution SE No.1281/06 to supply energy to large private users.

During 2023, 2022 and 2021 Central Puerto purchased the necessary fuel (natural gas) for the operation of some of its thermal units, as shown below:

	2023		2022		2021
Month	CTM m3	San Lorenzo m3	CTM m3	San Lorenzo m3	CTM m3	San Lorenzo m3
Jan	14,881,340	5,201,755	15,819,284	-5,144,019	18,504,503	--
Feb	13,218,212	4,029,560	16,532,233	4,558,623	16,781,755	-
Mar	13,847,079	6,085,248	18,642,353	7,071,553	18,445,797	-
Apr	12,087,791	6,183,619	17,627,279	7,148,204	17,989,779	-
May	12,286,031	6,215,019	15,372,168	6,369,824	17,437,714	-
Jun	15,856,441	7,371,532	16,704,685	8,010,750	18,243,763	-
Ju	15,951,415	5,275,497	16,013,669	7,829,394	19,058,930	-
Aug	18,852,520	6,491,747	17,412,873	8,755,000	18,786,859	3,800,800
Sep	14,838,468	2,411,319	14,748,176	4,592,574	18,478,034	7,297,078
Oct	14,251,843	178,063	14,056,107	4,396,792	18,972,571	3,312,013
Nov	13,927,745	6,519,998	14,037,683	3,820,000	16,962,509	3,034,497
Dec	13,673,579	4,980,000	14,463,834	2,480,000	15,961,667	2,060,498
Total	173,672,464	60,943,357	191,430,344	70,176,733	215,623,882	19,504,886

Prices for sales of energy under Resolution SE No. 95/13 framework were set and paid in pesos, while prices under Resolution 19/17 were set in U.S. dollars and paid in pesos at the exchange rate as of day prior to the due date of each monthly sale of energy under Resolution 19/17. In both cases, prices do not include the cost of fuel as, under these regulations, they are provided to the applicable generation company by CAMMESA free of charge.

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

Resolution 1/19, amended by Resolution 31/20 and subsequent regulations

On March 1, 2019, the former Secretariat of Renewable Resources and Electricity Market issued Resolution 1/19. This resolution repealed Resolution No. 19/17 in its entirety, although it maintained a remuneration scheme fixed in US Dollars.

From February 1, 2020, a new remuneration scheme for Spot Sales came into force with Resolution 31/20, the main changes were:

•	Prices are set in Argentine pesos.
•	Initial variable energy price although denominated in Argentine pesos, remained almost unchanged. The applicable exchange rate between the new price in Argentine pesos and the previous price in U.S. dollars was Ps.60 per U.S. dollar, similar to the average exchange rate during January 2020, of Ps.60.01 per U.S. dollar.
•	Initial power price for energy from thermal units were approximately reduced by 16.00% and set in Argentine pesos.
•	Generation units with less than 30% Utilization Factor in the last twelve months receive 60.00% of the price, compared to up to 70.00% before. Additionally, if the Utilization Factor is between the 30.00-70.00% threshold the generation units receive a linear proportion between 60.00% and 100.00% of the power price, and if the Utilization factor is 70.00% or greater, the generation units receive 100.00% of the price.
•	Initial fixed power price for hydroelectric plants was approximately reduced by 45% and set in Argentine pesos.
•	A new remuneration scheme for peak demand hours generation was established to partially mitigate the fixed power price, taking into consideration the equipment the generating company has.
•	Since February 2021, remuneration prices described above, were updated by about 29.00% by Resolution 440/21. This new resolution also introduced other changes regarding generation revenues.
•	Since February 2022, remuneration had another update, by means of Resolution No. 238/22, with a 30.00% increase since February and an additional 10.00% increase since June 2022.
•	In December 2022, Resolution 826/22 adjusted the Spot Sales remunerations, providing for a retroactive 20.00% increase as of September 2022 and additional increases of 10.00%, 25.00% and 28.00% as of December 2022, February 2023 and August 2023, respectively, while also introducing changes in methodology.

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

In the case of power, the price was set at 2,000 USD/MW-month plus (i) 85.00% of the remuneration of power set forth in Resolution No. 826/22 in Argentine pesos (during spring and autumn) or (ii) 65.00% of the remuneration of power set forth in Resolution No. 826/22 in Argentine pesos (during summer and winter). In the case of energy, the price was set at 3.5 USD/MWh for units that use gas and at 6.1 USD/MWh for units that use alternative fuels (i.e. diesel).

On April 25, 2023, CAMMESA accepted the subscription to an agreement presented by us for all of our combined cycle units, except for the Buenos Aires unit belonging to CECO. Therefore, as from the transactions of March 2023 there was an increase in the remuneration of such units for their sales to the spot market, as described in the previous paragraph.

In the case of the Buenos Aires combined cycle, CAMMESA accepted the subscription to an agreement on July 28, 2023 (effective as from the July transactions), once it had successfully requested the Energy Secretariat to instruct CAMMESA the following regarding the aforementioned thermal unit: a) the conversion to single fuel, i.e. operation only with natural gas, eliminating the possibility of using gas oil, and b) the adaptation of the installed power in line with the real technical possibility of electricity production of the combined cycle. During October 2023, the corrective maintenance tasks of this unit were concluded; therefore, the increases in the remuneration of this unit were applied as from the transactions of October 2023.

In September 2023, the Secretariat of Energy issued Resolution 750/23, which updated the remuneration scheme set forth by Resolution 826/22 as from September 2023 of 23%.

In turn, Resolution 750/23 was later modified by means of Resolution No. 869/23, issued in October 2023 and applicable as from November of that same year including an increase of 28%.

Finally, in February 2024, the Secretariat of Energy issued Resolution No. 9/2024, modifying Resolution 869/23, and setting forth a remuneration scheme applicable as from February 2024 including an increase of 74%.

In short, in recent years, Spot Sales have been regulated by the following Resolutions:

•	Res. 19/17: from February 2017 to February 2019;
•	Resolution Res. 1/19: from March 2019 to January 2020;
•	Res. 31/2020: from February 2020 to January 2021;
•	Res. 440/21: from February 2021 to January 2022 (included);
•	Res. 238/22: from February 2022 to August 2022;
•	Res. 826/22: published in December 2022, which adjusted the Spot Sales remunerations, providing for a retroactive 20.00% increase as of September 2022 and additional increases of 10.00%, 25.00% and 28.00% for December 2022, February 2023 and August 2023, respectively;
•	Res. 59/23: issued in February 2023. This resolution partially dollarize the remuneration for combined cycle units and is still in place.
•	Res. 750/23: from September to October 2023, which entails a 23% increase if compared with Res. 826/22;
•	Res. 869/23: from November 2023 to January 2024, which entails a 28% increase if compared with Res.750/23; and
•	Res. 9/24: as from February 2024, which entails a 74% increase if compared with Res. 869/23.

For further information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme” and “—The Previous Remuneration Schemes”.

Sales Under Contracts, Steam Sales and Others

Sales under contracts

We have sales under contracts, including (i) term market sales under contract, (ii) MATER sales under contracts, (iii) Energía Plus sales under contract; and (iv) sales of energy under the RenovAr Program. Term market sales under contract and Energía Plus sales under contract include power and energy sales from conventional sources under agreements signed with both private enterprises and government agencies. MATER sales under contracts and sales of energy under the RenovAr Program include sales of electricity generated exclusively from non-conventional sources under negotiated contracts with private and public sector counterparties, respectively. La Castellana II, Manque, Los Olivos and La Genoveva II have PPAs under the MATER framework and La Castellana I, Achiras, La Genoveva I and Guañizuil II A have PPAs under the RenovAr Program.

Steam supply to YPF—Luján de Cuyo plant

On December 15, 2017, we signed a new steam supply contract with YPF for a period of 15 years. New cogeneration units were set in place, in order to provide YPF Lujan de Cuyo refinery with 180 tn/h of steam. Commercial operation started on October 5, 2019, this contract is denominated and invoiced in U.S. dollars. For further information on the steam supply agreements with YPF for the Luján de Cuyo plant, see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Sales Under Contracts, Steam Sales and Others —Steam supply to YPF—Luján de Cuyo plant”.

Steam supply to T6 Industrial S.A.— San Lorenzo plant

On December 27, 2017, we entered into a 15-year steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our San Lorenzo plant. The new cogeneration can supply up to 370 tn/h of steam to T6 Industrial S.A. Commercial operation started on October 31, 2021. On September 2, 2022, the parties entered into an amended and restated steam supply agreement, through which certain amendments and the purchase by Central Puerto of the real estate property in which the plant is located were agreed.

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

Forestry sales

As a result of our acquisitions in the forestry industry, carried out in December 2022 and May 2023, we have another source of revenues provided by five subsidiaries: Forestal Argentina S.A., Loma Alta Forestal S.A., EVASA, Estancia Celina S.A. and Las Misiones S.A. The year 2023 is the first one with forestry sales since Forestal Argentina S.A. and Loma Alta Forestal S.A. were acquired on December 27, 2022, and EVASA, Estancia Celina S.A. and Las Misiones S.A. were acquired on May 3, 2023.

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

Electricity generation increased by 1.92% in 2023, from 138,741GWh in 2022 to 141,398 GWh in 2023. The chart below shows the supply of electric power in Argentina by source, including generation within Argentina from hydroelectric, thermal, nuclear, renewables, as well as electric power imported from neighboring countries (net of exports):

Source: CAMMESA.

The following chart shows the demand of energy for the year ended December 31, 2023:

Demand		Generation of Central Puerto plants
by region for year	Total Energy	Puerto Complex (1)		Costanera Complex		Luján de Cuyo Plant(1)		Brigadier López Plant(1)		San Lorenzo Plant(1)		Piedra del Águila Plant(1)		La Castellana		La Castellana II		Achiras		Los Olivos		Manque		La Genoveva		La Genoveva II		Guañizuil II
2023	Demand	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%	MWh	%
Great Buenos Aires	52,961,427	5,370,838	10.1%	3,366,758	6.4%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Province Buenos Aires	16,933,249	-	-	-	-	-	-	-	-	-	-	-	-	398,035	2.3%	69,801	0.4%	-	-	-	-	-	-	377,597	2.2%	176,808	1.0%	-	-
Litoral		-	-	-	-	-	-	66,764	0.4%	2,037,373	12.0%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Center	17,115,264	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	187,612	1.5%	99,567	0.8%	237,830	1.9%	-	-	-	-	-	-
Northwest	12,486,373	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Northeast	11,797,806	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cuyo	10,479,879	-	-	-	-	3,137,980	37.3%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	73,370	0.9%
Patagonia	8,421,646	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Comahue	5,545,962	-	-	-	-	-	-	-	-	-	-	5,173,586	100.6%	-	-	-	-	-	-	-	-	-	-	-	-

__________________

(1)	Generation by Central Puerto plants.

During 2023, thermal generation continued to be the main source of electricity supply for Argentina, contributing 73,018 GWh (52.00%), followed by hydroelectric generation net of pumping, which contributed 39,332 GWh (28.00%), renewable generation, which contributed 20,085 GWh (14.00%) and nuclear generation, which contributed 8,963 GWh (6.00%). There were also imports to cover domestic demand, in the amount of 6,241 GWh (4.23% of the total energy supplied, 1.10% lower than in 2022) from Uruguay, Paraguay and Brazil. Hydroelectric generation in 2023 registered a 30.00% increase when compared to 2022, mainly due to an increase of water levels, while thermal generation registered a decrease of 11.00% mainly due to lower dispatch related to increased hydro dispatch. Nuclear generation registered a 20.00% increase when compared to 2022, driven by the re-commissioning of the Atucha II power plant since August 2023 and the higher generation from the Embalse power plant as compared to 2022. In this sense, thermal generation continued to be the main source for the supply of electric power, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), as well as mineral coal, mainly during the winter months. Finally, renewable energy generation increased 4.00% as compared to 2022, mainly due to the introduction of new wind and solar farms.

During 2023, generation facilities increased their overall installed capacity from 42,927 MW in 2022 to 43,773 MW. This increase was caused mainly by an increase of 280 MW in solar farms, 396 MW in wind power plants, and 735 MW in combined cycles. There were no new hydro or nuclear projects in 2023. Regarding renewable sources, the system’s capacity was increased by 685 MW, where 396 MW corresponds to new wind farms, 280 MW to solar photovoltaic projects, 6 MW to biogas and 3 MW of biomass.

The State of Emergency of the Argentine Electric Power Sector

The electric power sector has been significantly affected by the Public Emergency Law and the measures adopted as a consequence thereof. The emergency has been subsequently declared by means of (i) Decree No. 134/2015, (ii) the Solidarity Law and (iii) recently, Decree No. 55/2023 that shall be effective until December 31, 2024. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Emergency of the Electric Power Sector”.

Public Bid Process for Thermal Energy Generation Units

Pursuant to Resolution SEE No. 21/16, the former Secretariat of Electric Energy called for bids to install new thermal generation units to become operational between Summer 2016/2017 (some of which are now operational) and Summer 2017/2018. The power generation companies awarded the bids entered into a PPA with CAMMESA, denominated in U.S. dollars, and electric power and capacity from these units will be remunerated at the price indicated in the bid and under the terms established in Resolution SEE 21/16. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Renewable Energy—Call for Bids for New Thermal Generation Capacity and Associated Electricity Generation”.

Pursuant to Resolution SEE No. 287-E/17, the Argentine Government called for proposals for the supply of electric power to be generated through existing units, the conversion of open combined cycle units into closed combined cycle units or the installation of co-generation units. The main objectives behind this process were to (i) increase the supply of electric power generation from thermal generation units and (ii) strengthen the reliability of the Argentine electric power system with efficient generation units that have their own permanent and guaranteed fuel supply thus reducing the need for electric transportation and lowering the costs of the Argentine Government and the WEM. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Renewable Energy—Thermal Power Tender Offer – SEE Resolution 287/2017”.

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

Resolution No. 136-E/16, issued by the former Ministry of Energy and Mining and published in the Official Gazette on July 26, 2016, launched the public auction process for submitting bids for Round 1 of the RenovAR Program. On October 7, 2016, the former Ministry of Energy and Mining finalized the auction process for the installation of new renewable energy units and, under Resolution No. 136-E/16, granted awards in the amount of 1,108.65 MW, with an average price of US$59.58, including one biomass project, 12 wind energy projects and four solar energy projects. Of these, we were awarded one wind energy project for 99 MW of generating capacity at the price of US$61.50 per MWh, as further explained below in “Expansion of Our Generating Capacity”.

On October 31, 2016, the former Ministry of Energy and Mining, pursuant to Resolution No. 252/16, launched Round 1.5 of the RenovAR Program as a continuation of Round 1. On November 25, 2016, the former Ministry of Energy and Mining finalized the auction process for the installation of new renewable energy units and, under Resolution No. 281-E/16, granted awards in the amount of 1,281.5 MW, with an average price of US$53.98 per MWh, including 10 wind energy projects and 20 solar energy projects. Of these, we were awarded one wind energy project for 48 MW of generating capacity at the price of US$59.38 per MWh, as further explained below in “Proposed Expansion of Our Generation Capacity”.

Following Rounds 1 and 1.5 of the RenovAR Program, the former Ministry of Energy and Mining pursuant to Resolution No. 275‑E/17, launched Round 2 of the programs on August 17, 2017, and granted awards in the amount of 2,043 MW of renewable power capacity.

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

________________________

(1)	Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”.
(2)	On June 14, 2019 we purchased the Brigadier López plant.
(3)

On February 17, 2023, Proener acquired 75.68% of the capital and voting stock of Central Costanera. On February 22, 2024, the request submitted by Central Costanera for the decommissioning of the steam generation units COSTTV04 and COSTTV06 -for a total installed capacity of 120 MW and 350 MW, respectively- was published in the Official Gazette of the Republic of Argentina.

(4)

On October 18, 2023, our subsidiary Proener, acquired 100% of the capital stock and votes of Cordillera Solar and Scatec Equinor Solutions Argentina S.A. (currently, CP Servicios Renovables S.A.), owner and operator, respectively, of a photovoltaic plant located in the Province of San Juan.

As of December 31, 2023, we have an aggregate installed capacity of 7,173 MW. Installed capacity increased to 7,173 MW from 4,809 MW as a result of the acquisition of Central Costanera and of the acquisition of the solar power plant Guañizuil II A.

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

We are also currently exploring several other options to diversify our generation assets to include sustainable power generation sources, including the following:

•	We successfully participated in CAMMESA’s auction for 10 MW of dispatch priority for our Parque Solar San Carlos Project under the MATER framework, located in San Carlos, province of Salta.

•	As of the date of this annual report, works for the closing of the combined cycle of the Brigadier Lopez Plant have started in February 2024, the agreement with the constructor, SACDE, was formalized. Under such agreement, all the works and services necessary to complete the closure of the cycle were defined, with the “notice to proceed” having been delivered on February 26, 2024. Works are expected to be completed during 2025. The plant, which has a dual-fuel Siemens SGT5-4000 F gas turbine with a total nominal power of 292 MW, is expected to increase its capacity by 140 MW thanks to the closing cycle. This means that total power output will reach 432 MW.

•	On February 17, 2023, Proener acquired from Enel Argentina 75.68% of the capital and voting stock of Central Costanera. As of the date of this annual report, the Central Costanera thermal power plant located in the city of Buenos Aires consists of six turbo-steam units with an installed capacity of 1,131 MW and two combined cycle power plants with a capacity of 1,128 MW. On February 22, 2024, the request submitted by Central Costanera for the decommissioning of the steam generation units COSTTV04 and COSTTV06 -for a total installed capacity of 120 MW and 350 MW, respectively- was published in the Official Gazette of the Republic of Argentina.

•	On October 18, 2023, our subsidiary, Proener, acquired 100% of the capital stock and votes of Cordillera Solar and Scatec Equinor Solutions Argentina S.A. (currently, CP Servicios Renovables S.A.), owner and operator, respectively, of a photovoltaic plant located in the Province of San Juan.

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

Goodwill is measured at cost, as excess of the transferred consideration regarding the acquired identifiable assets and the net assumed liabilities of the Group. If this consideration is lower than the fair value of the identifiable assets and of the assumed liabilities, the difference is recognized in the consolidated statement of income. If the fair value of the net assets acquired is higher than the consideration paid, the Group reassesses whether it has properly identified all the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired in comparison to the consideration paid, then the gain is recognized in the consolidated statement of income.

As described in Note 20.5 of our Consolidated Financial Statements, on February 17, 2023, the Company acquired the company Central Costanera S.A. The fair value of the identifiable assets and liabilities transferred at the date of the acquisition, which was determined in accordance with IFRS 3, is as follows:

In thousands of Pesos
Assets
Property, plant and equipment	80,546,470
Other non-financial assets	2,156,269
Trade and other receivables	25,171,582
Other financial assets	1,173,060
Cash and cash equivalents	6,736,561

Liabilities
Trade and other payables	(5,359,654)
Interest-bearing debts and loans	(22,077,936)
Other non-financial liabilities	(3,779,158)
Compensation and employee benefits liabilities	(3,743,777)
Provisions	(1,288,155)
Deferred income tax liabilities	(809,380)
Total identifiable net assets measured at fair value	78,725,882

On the other hand, the Group decided to measure the non-controlling interest in the acquired company based on its proportional interest of the identifiable net assets of the acquired company.

The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, the Company considers that the consideration transferred amounting to Ps. 25.49 billion plus the value of the non-controlling interest in the acquired company of Ps.19.15 billion is lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. The Company reassessed whether it has properly identified all the assets acquired and all the liabilities assumed and reviewed the procedures used to measure the amounts to be recognized at the acquisition date. After the reassessment there was still an excess of the fair value of the net assets acquired in comparison to the sum of consideration paid and the value of the non-controlling interest.

Therefore, the Company recognized a gain from bargain purchase amounting to Ps. 34.08 billion in the statement of income for the year ended December 31, 2023.

The Company performed the allocation of the price and the valuation at fair value of the identifiable assets and the liabilities assumed with the assistance of assessment services performed by an independent specialist. Revenues and loss before income tax accrued after the acquisition date amounted to Ps. 37.04 billion and Ps. 16.51 billion, respectively, and were included in the consolidated statement of income for the fiscal year ended December 31, 2023.

If the business combination had been made at the beginning of the fiscal year, revenues and loss before income tax for the period starting January 1, 2023 and ending December 31, 2023 would have amounted to Ps. 46.65 billion and Ps. 1.32 billion respectively.

As described in Note 20.6 of our Consolidated Financial Statements, on May 3, 2023, the Company acquired the companies Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. The fair value of the identifiable assets and liabilities transferred at the date of the acquisition, which was determined in accordance with IFRS 3, is as follows:

In thousands of Pesos
Assets
Property, plant and equipment	21,083,378
Biological assets	39,820,532
Other non-financial assets	340,028
Trade and other receivables	81,516
Other financial assets	314,165
Cash and cash equivalents	60,310

Liabilities
Trade and other payables	(56,897)
Other non-financial liabilities	(190,277)
Compensation and employee benefits liabilities	(149,632)
Deferred income tax liabilities	(6,901,257)
Total identifiable net assets measured at fair value	54,401,866

The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, the Company considers that the consideration transferred amounting to Ps. 15.84 billion is lower than the fair value of the assets acquired and liabilities assumed at the acquisition date.

The Company reassessed whether it has properly identified all the assets acquired and all the liabilities assumed and reviewed the procedures used to measure the amounts to be recognized at the acquisition date.

After the reassessment there was still an excess of the fair value of the net assets acquired in comparison to the consideration paid. Therefore, the Company recognized a gain from bargain purchase amounting to Ps.38.56 billion in the consolidated statement of income for the year ended December 31, 2023.

The Company has made the purchase price allocation and the valuation at fair value of the identifiable assets and the liabilities assumed with the assistance of an independent specialist. The fair value of the biological assets corresponding to mature plantations has been determined based on the price existing in the active market in which they operate, whereas the fair value of the biological assets corresponding to young plantations has been determined based on the discounted cash flow.

Revenues and the Income before income tax after the acquisition date amounted to Ps. 2.54 billion and Ps. 9.65 billion respectively and were included in the consolidated statement of income for the fiscal year ended December 31, 2023.

The Company does not have the necessary information to disclose the foregoing figures as if the acquisition took place at the beginning of this fiscal year.

As described in Note 20.6 of our Consolidated Financial Statements, on December 27, 2022, the Company acquired the companies Forestal Argentina S.A. and Loma Alta Forestal S.A. The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, the Company considered that the consideration transferred was lower than the fair value of the assets acquired, and liabilities assumed at the acquisition date. Therefore, the Company recognized a gain from bargain purchase amounting to Ps. 37.91 billion in the consolidated statement of income for the year ended December 31, 2022. During 2023, the Company reviewed the preliminary allocation of the price and the valuation at fair value of identifiable assets and assumed liabilities in 2022, and no modifications were identified.

Impairment of Property, Plant and Equipment and Intangible Assets

The Group assesses at each reporting period-end whether an existing event or one that took place after year end and provides additional evidence of conditions that existed at the end of the reporting period, indicates that an individual component or a group of property, plant and equipment and/or intangible assets with limited useful lives may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value less costs to sell, and the value-in-use. That amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows considered are the ones from the cash-generating unit (“CGU”) where such asset belongs. Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount.

In assessing value in use of an individual asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the individual asset or CGU, as the case may be.

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

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the individual assets or CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of the related depreciation or amortization, had no impairment loss been recognized for the asset or CGU in prior periods. Such reversal is recognized in the statement of income in the same line in which the related impairment charge was previously recognized , unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

The Group has identified a triggering of potential impairment of its property, plant and equipment and/or intangible assets with finite useful lives due to the uncertainty over the evolution of the rates denominated in Argentine pesos for the spot market sales in relation to the evolution of the increase of costs due to inflation. On the other side, the Group has also identified a triggering of potential impairment reversal related to the evolution of the exchange rate in comparison with the evolution of inflation.

As a result of the recoverability analysis, the Group determined that the net book value of the assets, did not exceed their recoverable, except for the assets comprising the cash generating unit corresponding to the Brigadier Lopez thermoelectric power plant. On the other hand, the Group has reversed losses due to impairment in the following cash- generating units: combined cycle Luján de Cuyo, cogeneration unit Terminal 6 San Lorenzo, wind farms Manque and La Genoveva, land of the thermoelectric power plants Puerto Nuevo and Nuevo Puerto, and a gas turbine.

CGUs Brigadier Lopez thermoelectrical plant, Luján de Cuyo Combined Cycle, Terminal 6 San Lorenzo cogeneration unit and Manque and La Genoveva wind farms

The Group estimated that the book value of the assets related to the Brigadier Lopez thermoelectrical plant exceeded its recoverable value by Ps.18.84 billion. Therefore, an impairment loss was determined in property, plant and equipment for Ps.16.63 billion under "Electric power facilities and other equipment", "Land and buildings", "Construction in progress" and "Others" and in intangible assets for Ps. 2.21 billion which was charged to "Impairment of property, plant and equipment and intangible assets" in the consolidated statement of income for the year ended December 31, 2023. After recognizing such impairment, the net book value of property, plant and equipment and intangible assets of Brigadier Lopez thermoelectrical plant is Ps. 46,85 billion and Ps. 6.22 billion respectively. The Group estimated that the book value of the assets that form the cash-generating unit corresponding to the cogeneration unit Terminal 6 San Lorenzo is lower than its recoverable value, therefore an impairment reversal of property, plant and equipment was determined for Ps. 25.52 billion in the items “Electric power facilities and other equipment”, “Lands and buildings” and “Others”, and was recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” in the consolidated income statement for the fiscal year ended December 31, 2023. After the recognition of the impairment reversal, the book value of the property, plant and equipment corresponding to the cogeneration unit Terminal 6 San Lorenzo amounts to Ps. 212.76 billion.

The Group estimated that the book value of the assets that form the cash-generating unit corresponding to the Lujan de Cuyo combined cycle is lower than its recoverable value, therefore an impairment reversal of property, plant and equipment was determined for Ps. 4.21 billion in the items “Electric power facilities and other equipment”, “Lands and buildings” and “Others”, and was recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” in the consolidated income statement for the fiscal year ended December 31, 2023. After the recognition of the impairment reversal, the book value of the property, plant and equipment corresponding to the Lujan de Cuyo combined cycle amounts to Ps. 19.82 billion. Also, the Group estimated that the book value of the assets that form the cash-generating unit corresponding to the wind farm Manque is lower than its recoverable value. Therefore an impairment reversal in property, plant and equipment was determined for Ps. 7.39 billion in the items “Lands and buildings”, “Wind turbines”, “Electric power facilities and other equipment” and “Others” and an impairment reversal in intangible assets was determined for Ps. 3,182 million, both of which were recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” in the consolidated income statement for the fiscal year ended December 31, 2023. After the recognition of the impairment reversal, the book value of the property, plant and equipment and intangible assets corresponding to the wind farm Manque amounts to Ps. 38.57 billion and Ps. 16,540 million. Finally, the Group estimated that the book value of the assets that form the cash-generating unit corresponding to the wind farm La Genoveva is lower than its recoverable value. Therefore an impairment reversal of property, plant and equipment was determined for Ps. 16.14 billion in the items “Lands and buildings”, “Wind turbines”, "Electric power facilities and other equipment" and "Others", and an impairment reversal of intangible assets was determined for Ps. 95,212 million, both of which were recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” in the consolidated income statement for the fiscal year ended December 31, 2023. After the recognition of the mentioned impairment reversal, the book value of the property, plant and equipment and intangible assets corresponding to the wind farm La Genoveva amounts to Ps. 62.82 billion and Ps. 368.76 million, respectively.

In order to assess the recoverability of Brigadier Lopez thermoelectric plant, the Lujan de Cuyo combined cycle, the Terminal 6 San Lorenzo cogeneration unit and the Manque and La Genoveva wind farms, the value in use was applied.

Key assumptions to estimate the value in use are the following:

Revenues: The revenues have been determined for the budgeted period based on the energy prices arising from the resolutions in force issued by the SE adjusted for projections of price increases and considering the energy supply signed agreements, as applicable. In this sense, the Group considered different weighted alternatives in relation to the evolution of energy and power prices that remunerate the conventional energy generation units, which implied the preparation of different scenarios with different estimates of expected cash flows and assigning probabilities of occurrence based on the Group's experience and expectations on the outcome of the uncertainties involved.

Other relevant assumptions are described below:

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

Discount rates used to determine the value in use as of December 31, 2023 were 15.2% and 14.9%, depending on the term of the future cash flows. Any increase in the discount rate would entail an additional impairment loss for the cash-generation unit Brigadier López thermoelectric plant.

Operational costs: Costs were estimated based on operation costs incurred in the past, being the most relevant cost the plants in maintenance, which was estimated based on the provisions from the agreements in force with the suppliers Siemens Energy and Vestas Argentina.

Macroeconomic variables: estimated inflation and devaluation rates, as well as exchange rates, were obtained from external sources, which are well known consulting firms dedicated to the local and global economic analysis, widely experienced in the market. Brigadier López thermoelectric plant, Luján de Cuyo Combined Cycle and Terminal 6 San Lorenzo cogeneration unit belong to the electric power generation from conventional sources operating segment while wind farms Manque and La Genoveva belong to the electric power generation from renewable sources operating segment.

Land

The Group estimated that the book value of the land where the thermoelectrical plants Puerto Nuevo and Nuevo Puerto are located is lower than its recoverable value. Therefore, an impairment reversal of property, plant and equipment was determined for Ps. 3.33 billion under the item “Lands and buildings” and recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” of the consolidated income statement for the fiscal year ended December 31, 2023. After the recognition of the impairment reversal, the book value of the mentioned assets amounts to Ps. 16.58 billion.

To determine the recoverable value, the Group has used the fair value less costs to sell.

Gas Turbines

The Group revised during the fiscal year 2023 the recoverability of the turbines as individual assets and estimated that the book value of the gas turbine General Electric, which is stored in the facilities of Nuevo Puerto thermoelectrical plant is lower than its recoverable value. Therefore, a partial reversal of impairment was recognized in property, plant and equipment for Ps. 6.14 within the item “Turbines” and was recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” of the consolidated income statement for the fiscal year ended December 31, 2023.

To determine the recoverable value, the Group has used the fair value less costs to sell.

After the recognition of the impairment reversal, the book value of the gas turbine General Electric amounts to Ps. 15.90 billion.

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2023, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB. Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Definition of Accounting Estimates – Amendments to IAS 8

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

Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies, and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023, with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of “material” to accounting policy information, an effective date for these amendments is not necessary.

The Group has revisited their accounting policy information disclosures to ensure consistency with the amended requirements. These amendments did not have a significant impact on the Group’s consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction–- Amendments to IAS 12

The amendments to IAS 12 Income Tax, narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities. The amendments had no impact on the Group’s consolidated financial statements.

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The amendments to IAS 12 have been introduced in response to the OECD’s BEPS Pillar Two rules and include:

A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception -the use of which is required to be disclosed- applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023.

As of the date of these financial statements, the adoption of the above-mentioned amendments has not taken any effects as there is no tax regulatory framework in the jurisdictions in which the Company operates related to said Reform and additionally the Group does not exceed sales revenues in euros 750 million.

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

On August 15, 2023, General Resolution CNV No. 972/2023 was published in the Official Gazette which indicates that the early application of IFRS and/or their amendments will not be allowed, unless specifically admitted by the CNV.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	(i) what is meant by a right to defer settlement;

•	(ii) that a right to defer must exist at the end of the reporting period;

•	(iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•	(iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

A supplier finance arrangement is an arrangement where (i) a financial supplier pay the amount that a company owe to its commercial supplier and (ii) the mentioned company pays to the financial supplier in accordance with the agreement terms.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted, but will need to be disclosed.

The amendments are not expected to have a material impact on the Group’s financial statements

IAS 21 "Effects of Changes in Foreign Currency Exchange Rates" - Absence of Convertibility

In August 2023, the IASB issued Lack of Exchangeability (Amendment to IAS 21). The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments note that an entity can use an observable exchange rate without adjustment or another estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The Enhancement and Standardization of Climate-Related Disclosures for Investors

On March 6, 2024, the Securities and Exchange Commission (SEC) issued the final rule on The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition.

In April 2024. the SEC voluntarily stayed its climate-related disclosure rules pending judicial review by the US Court of Appeals for the Eighth Circuit of the consolidated challenges to the rules. The SEC said in its order the stay will facilitate the judicial resolution of the challenges and that it will continue to vigorously defend the rules’ validity in court.

IASB issues IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 was issued on 9 April 2024 and becomes effective for reporting periods beginning on or after 1 January 2027. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards.

Segment Reporting

As of December 31, 2023, we divided our business into four segments: electric power generation from conventional sources, electric power generation from renewable sources, natural gas transport and distribution, and forest activity. Management and operations of thermal plants are not included in these segments given that such information is not material for our business operations.

Results of Operations for the Years Ended December 31, 2023, 2022 and 2021

We discuss below: (i) our results of operations for the year ended December 31, 2023, as compared with our results of operations for the year ended December 31, 2022; and (ii) our results of operations for the year ended December 31, 2022, as compared with our results of operations for the year ended December 31, 2021.

	Year ended December 31,			Change December 31,
	2023	2022	2021	2023/2022	2022/2021
	(in thousands of Ps.)			(in percentages)
Revenues	313,568,164	315,744,637	346,243,761	(0.69%)	(8.81%)
Cost of sales	(210,166,444)	(166,051,558)	(179,326,913)	26.57%	(7.40%)
Gross income	103,401,720	149,693,079	166,916,848	(30.92%)	(10.32%)
Administrative and selling expenses	(31,753,694)	(23,253,248)	(25,183,782)	36.56%	(7.67%)
Other operating income	237,706,231	111,837,412	66,235,117	112.55%	68.85%
Other operating expenses	(15,128,790)	(1,875,144)	(4,899,121)	706.81%	(61.72%)
Impairment reversal / (Impairment) of property, plant and equipment and intangible assets	43,994,536	(43,670,460)	(47,102,661)	(200.74%)	(7.29%)
Operating income	338,220,003	192,731,639	155,966,401	75.49%	23.57%
(Loss) Gain on net monetary position	(126,511,590)	(94,864,437)	(10,033,044)	33.36%	845.52%
Finance income	230,203,826	79,527,910	11,784,114	189.46%	574.87%
Finance expenses	(356,774,380)	(135,316,228)	(108,067,187)	163.66%	25.21%
Share of the profit of associates	6,115,780	347,325	(3,424,273)	1660.82%	(110.14%)
Gain from bargain purchase	72,645,358	37,911,293	-	91.62%	100.00%
Income before income tax	163,898,997	80,337,502	46,226,011	104.01%	73.79%
Income tax for the year	(17,938,127)	(20,927,229)	(50,155,953)	(14.28%)	(58.28%)
Net (loss) income for the year	145,960,870	59,410,273	(3,929,942)	145.68%	(1,611.73%)

Revenues

from Ordinary Activities

	Year ended December 31,			Change December 31,
	2023	2022	2021	2023/2022	2022/2021
	(in thousands of Ps.)			(in percentages)
Revenues from Spot Sales(1)	155,523,697	125,095,966	144,468,508	24.32%	(13.41%)
Sales under contracts(2)	131,012,781	167,719,171	182,679,073	(21.89%)	(8.19%)
Steam sales(3)	14,789,842	15,283,685	10,409,047	(3.23%)	46.83%
Resale of gas transport and distribution capacity	1,858,093	2,188,445	1,868,300	(15.10%)	17.14%
Revenues from CVO thermal plant management	4,568,538	5,457,370	6,818,833	(16.29%)	(19.97%)
Forestry Segment	5,815,213	-	-	n.a.	n.a.
Total revenues from ordinary activities	313,568,164	315,744,637	346,243,761	(0.69%)	(8.81%)

___________________________

(1)

Includes sales of energy and power to CAMMESA remunerated under Resolution No. 31/20, Resolution No. 440/21, Resolution No. 238/22 ,Resolution No. 826/22, Resolution No. 59/23, resolution No. 750/23, and Resolution No. 869/23 (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme”).

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

Revenues

from Segments

	Year ended December 31,			Change December 31,
	2023	2022	2021	2023/2022	2022/2021
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	246,099,601	251,232,057	268,729,908	(2.04%)	(6.51%)
Electric power generation from renewable sources	55,226,719	56,866,766	68,826,723	(2.88%)	(17.38%)
Resale of gas transport and distribution capacity	148,154,740	165,127,506	186,722,670	(10.28%)	(11.57%)
Forestry Segment	5,815,213	-	-	n.a.	n.a.
Others net of adjustments and eliminations	(141,728,109)	(157,481,692)	(178,035,540)	(10.00%)	(11.54%)
Total revenues	313,568,164	315,744,637	346,243,761	(0.69%)	(8.81%)

2023 Compared to 2022

Revenues in 2023 totaled Ps. 313.57 billion, a 0.69% decrease from Ps. 315.74 billion in 2022. This decrease was primarily attributable to:

•	a 21.89% decrease in Sales under contracts, which amounted to Ps. 131.01 billion during 2023, as compared to Ps. 167.72 billion in 2022, mainly due to the ending of Brigadier López PPA, and to a lesser extent a lower generation from our wind farms on the back of a lesser generation due to lower wind resource, being partially offset by the recent acquisition of the solar farm Guañizuil II A which contributed with sales of Ps. 1.8 billion in the fourth quarter of 2023.
•	a 16.29% decrease in revenues from CVO thermal plant management fees, which amounted to Ps. 4.57 billion during 2023, as compared to Ps. 5.46 billion in 2022.
•	a 15.10% decrease in resales of gas transport and distribution capacity, which totaled Ps. 1.86 billion in 2023, compared to Ps. 2.19 billion in 2022. The decrease in sales is merely an accounting matter. Prices and quantities were stable during 2023, the decrease is basically explained by the dynamics of inflation and currency devaluation. During 2023, inflation was greater than currency devaluation, so when 2022 revenues are adjusted by inflation to be restated in Pesos as of December 2023, the final amount is greater than the 2023 revenues.

A 3.23% decrease in steam sales, which totaled Ps.14.79 billion in 2023, compared to Ps.15.28 billion in 2022, despite a 2.95% increase in volumes, which is primarily explained by a non-cash effect prompted by the aforementioned special combination of inflation and currency devaluation.

The decrease in revenues in 2023 was partially offset by a 24.32% increase in Spot Sales, which amounted to Ps. 155.52 billion during 2023, as compared to Ps. 125.10 billion in 2022, driven by a combination of the consolidation of Central Costanera’s figures, the ending of Brigadier Lopez’s PPA contract, which began to be remunerated in the spot market and a higher energy dispatch from Piedra del Aguila hydro power plant, which was offset by the aforementioned effect prompted by the combination of inflation and currency devaluation, a lower remuneration measured in US dollars, a lower generation from thermal units on the back of the lower demand of the period and the higher availability of hydro resource.

Revenues attributable to forestry activities in the year ended December 31, 2023, totaled Ps. 5.82 billion. There were no forestry revenues during the years ended on December 31, 2022, and on December 31, 2021, since Forestal Argentina S.A. and Loma Alta Forestal S.A. were acquired on December 27, 2022, and EVASA, Estancia Celina S.A. and Las Misiones S.A. were acquired on May 3, 2023 and financial results are applicable starting on January 1, 2023.

When we break revenues by segment, we can see that sales of electric power generation from conventional sources in the year ended December 31, 2023, totaled Ps. 246.10 billion, a 2.04% decrease from Ps. 251.23 billion in the year ended December 31, 2022. This decrease is mainly attributable to the fact that the remuneration increases for spot energy sales during 2023 were not enough to compensate the increase in the inflation adjustment for 2022 sales.

Revenues attributable to electric power generation from renewable sources in the year ended December 31, 2023, totaled Ps.55.23 billion, a 2.88% decrease from Ps.56.87 billion in the year ended December 31, 2022. This decrease is mainly attributable to the effect prompted by the combination of inflation and currency devaluation and to a lower generation from our wind farms on the back of a lesser wind resource.

Revenues attributable to resale of gas transport and distribution capacity sources in the year ended December 31, 2023, totaled Ps. 148.15 billion, a 10.28% decrease from Ps. 165.13 billion in the year ended December 31, 2022. As mentioned above, the decrease in sales is merely an accounting matter, prompted by the aforementioned special combination of inflation and currency devaluation.

Revenues from the forestry segment were previously explained.

2022 Compared to 2021

Revenues in 2022 totaled Ps. 315.74 billion, an 8.81% decrease from Ps. 346.24 billion in 2021. This decrease was primarily attributable to:

•

a 13.41% decrease in Spot Sales, which amounted Ps. 125.10 billion during 2022, as compared to Ps. 144.47 billion in 2021, mainly due to price adjustments behind inflation rates during 2022, partially offset by higher generation from Piedra del Águila hydroelectric plant and the combined cycles located in the provinces of Mendoza and Buenos Aires.

•

a 8.19% decrease in Sales under contracts, which amounted Ps. 167.72 billion during 2022, as compared to Ps. 182.68 billion in 2021, mainly due to the ending of Brigadier López PPA, lower generation from Luján de Cuyo cogeneration units and a decrease in the generation of La Genoveva I and CPR wind farms (Manque, Los Olivos and La Castellana II).

•	a 19.97% decrease in revenues from CVO thermal plant management fees, which amounted to Ps. 5.46 billion during 2022, as compared to Ps. 6.82 billion in 2021.

The decrease in revenues in 2022 was partially offset by:

•

a 46.83% increase in steam sales, which totaled Ps. 15.28 billion in 2022, compared to Ps. 10.41 billion in 2021, due to a 26.77% increase in the production of the thermal plant located in the Province of Mendoza and a 2,197.47% increase in the San Lorenzo facility.

•	a 17.14% increase in resales of gas transport and distribution capacity, which totaled Ps. 2.19 billion in 2022, compared to Ps. 1.87 billion in 2021.

Revenues attributable to electric power generation from conventional sources in the year ended December 31, 2022, totaled Ps. 251.23 billion, a 6.51% decrease from Ps. 268.73 billion in the year ended December 31, 2021. This decrease is mainly attributable to the decrease in Spot Sales and CVO fees described above, which was partially offset by the abovementioned increase in steam sales.

Revenues attributable to electric power generation from renewable sources in the year ended December 31, 2022, totaled Ps.56.87 billion, a 17.38% decrease from Ps.68.83 billion in the year ended December 31, 2021. This decrease is mainly attributable to lower generation from La Genoveva I and CPR wind farms (Manque, Los Olivos and La Castellana II).

Revenues attributable to resale of gas transport and distribution capacity sources in the year ended December 31, 2022, totaled Ps.165.13 billion, a 11.57% decrease from Ps.186.72 billion in the year ended December 31, 2021. Prices and quantities were stable during 2022, the decrease is basically explained by the dynamics of inflation and currency devaluation. During 2022, inflation was greater than currency devaluation, so when 2021 revenues are adjusted by inflation to be restated in Pesos as of December 2022, the final amount is greater than the 2022 revenues. The decrease in sales is merely an accounting matter.

Cost of Sales

	Year ended December 31,			Change December 31,
	2023	2022	2021	2023/2022	2022/2021
	(in thousands of Ps.)			(in percentages)
Inventories and biological assets at beginning of each year	73,976,337	11,094,075	13,389,501	566.81%	(17.14%)
Acquisition of biological assets	39,820,532	48,101,462	-	(17.22%)	n.a.
Purchases for each period	31,399,079	34,188,222	37,456,133	(8.16%)	(8.72%)
Employee compensation expense	41,700,159	26,389,627	26,288,224	58.02%	0.39%
Other long-term employee benefits	2,894,147	1,072,843	1,248,486	169.76%	(14.07%)
Depreciation of property, plant and equipment	63,605,059	48,238,614	46,330,005	31.86%	4.12%
Amortization of intangible assets	6,145,363	12,334,159	18,645,411	(50.18%)	(33.85%)
Energy and power purchase	1,466,205	948,672	1,170,600	54.55%	(18.96%)
Fees and remuneration for services	9,273,477	9,486,361	8,499,454	(2.24%)	11.61%
Maintenance expenses	21,606,026	17,216,231	22,053,818	25.50%	(21.94%)
Consumption of materials and spare parts	13,173,185	7,603,566	6,988,271	73.25$%	8.80%
Insurance	9,232,370	5,625,912	7,788,489	64.10%	(27.77%)
Fees and royalties	4,036,400	2,303,666	2,334,782	75.22%	(1.33%)
Taxes and contributions	432,537	395,394	540,507	9.39%	(26.85%)
Taxes on bank credits and debits	45,643	57,922	55,686	(21.20%)	4.02%
Miscellaneous	790,984	190,367	79,913	315.50%	138.22%
Transfers to property, plant and equipment	(13,217,277)	-	(2,448,293)	n.a.	n.a.
Forestry and forestry production expenses	2,469,707	-	-	n.a.	n.a.
Forestry growth and revaluation of biological assets	12,658,919	-	-	n.a.	n.a.
Change in inventories	(419,994)	14,780,802	-	(102.84%)	n.a.
Inventories and biological assets at the end of year	(110,922,414)	(73,976,337)	(11,094,075)	49.94%	566.81%
Total cost of sales	210,166,444	166,051,558	179,326,913	26.57%	(7.40%)

	Year ended December 31,			Change December 31,
	2023	2022	2021	2023/2022	2022/2021
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	179,457,000	139,936,949	152,779,050	28.24%	(8.41%)
Electric power generation from renewable sources	19,409,265	20,199,641	20,495,496	(3.91%)	(1.44%)
Resale of gas transport and distribution capacity	120,530,232	134,093,751	143,806,932	(10.11%)	(6.75%)
Forestry Segment	5,395,181	-	-	n.a.	n.a.
Others net of adjustments and eliminations	(114,625,234)	(128,178,783)	(137,754,566)	(10.57%)	(6.95%)
Total cost of sales	210,166,444	166,051,558	179,326,913	26.57%	(7.40%)

2023 Compared to 2022

Cost of sales during the year ended December 31, 2023, totaled Ps.210.17 billion, a 26.57% increase from Ps.166.05 billion in 2022. This increase was mainly the result of a 32.26% increase in costs of production, mainly due to the acquisition of companies made during the year and to the maintenance performed at the Lujan de Cuyo and Costanera power plants, resulting in higher (i) Employee compensation expenses and Other long-term employee benefits, (ii) Depreciations of property, plant and equipment (iii) Consumption of materials and spare parts, (iv) Maintenance expenses and, (v) Insurance; being partially offset by lower Amortization of intangible assets.

Cost of sales attributable to electric power generation from conventional sources in the year ended December 31, 2023, totaled Ps.179.46 billion, a 28.24% increase from Ps.139.94 billion in the year ended December 31, 2022. This increase is mainly explained by the cost consolidation from the acquisition of Central Costanera, which increased employee compensation expenses. Cost of sales attributable to electric power generation from renewable sources in the year ended December 31, 2023, totaled Ps.19.41 billion, a 3.91% decrease from Ps.20.20 billion in the year ended December 31, 2022. This decrease is mainly attributable to lower (i) energy and power purchases, (ii) raw materials and spare parts consumption and (iii) taxes and contributions, all partially offset by higher employee compensation expenses.

Cost of sales attributable to resale of gas, transport and distribution capacity in the year ended December 31, 2023, totaled Ps. 120.53 billion, a 10.11% decrease from Ps. 134.09 billion in the year ended December 31, 2022. The decrease is merely an accounting matter, prompted by a special combination of inflation and currency devaluation. During 2023, inflation was greater than currency devaluation, so when 2022 costs are adjusted by inflation to be restated in Pesos as of December 2023, the final amount is greater than the 2023 costs.

Cost of sales attributable to the forestry segment in the year ended December 31, 2023, totaled Ps.5.40 billion. There were no Cost of Sales attributable to the forestry segment during the years ended on December 31, 2022, and on December 31, 2021, since the Forestry Segment was acquired on December 27, 2022, and financial results are applicable starting on January 1, 2023.

2022 Compared to 2021

Cost of sales during the year ended December 31, 2022, totaled Ps. 166.05 billion, a 7.40% decrease from Ps. 179.33 billion in 2021. This decrease was mainly the result of a 7.15% decrease in costs of production, mainly due to lower (i) maintenance expenses, (ii) purchases of energy and power, (iii) insurance and (iv) depreciation and amortization, partially offset by (i) fees and compensation for services and (ii) consumption of materials and spare parts.

Cost of sales attributable to electric power generation from conventional sources in the year ended December 31, 2022, totaled Ps. 139.94 billion, an 8.41% decrease from Ps. 152.78 billion in the year ended December 31, 2021. This decrease is mainly attributable to the decrease in maintenance expenses and purchases of energy and power, as described above.

Cost of sales attributable to electric power generation from renewable sources in the year ended December 31, 2022, totaled Ps. 20.20 billion, a 1.44% decrease from Ps. 20.50 billion in the year ended December 31, 2021.

Cost of sales attributable to resale of gas transport and distribution capacity in the year ended December 31, 2022, totaled Ps. 134.09 billion, a 6.75% decrease from Ps. 143.81 billion in the year ended December 31, 2021. The decrease is merely an accounting matter, prompted by a special combination of inflation and currency devaluation. During 2022, inflation was greater than currency devaluation, so when 2021 costs are adjusted by inflation to be restated in Pesos as of December 2022, the final amount is greater than the 2022 costs.

Gross Income

2023 Compared to 2022

Gross income during the year ended December 31, 2023, totaled Ps. 103.40 billion, a 30.92% decrease from Ps. 149.69 billion during the year ended December 31, 2022, due to the above-mentioned reasons. Gross margin for the year ended December 31, 2023, was 32.98% compared to a gross margin of 47.41% during the same period in 2022.

2022 Compared to 2021

Gross income during the year ended December 31, 2022, totaled Ps. 149.69 billion, a 10.32% decrease from Ps. 166.92 billion during the year ended December 31, 2021, due to the above-mentioned reasons. Gross margin for the year ended December 31, 2022, was 47.41%, compared to a gross margin of 48.21% during the same period in 2021.

Administrative and Selling Expenses

	Year ended December 31,			Change December 31,
	2023	2022	2021	2023/2022	2022/2021
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	28,222,382	21,064,610	21,910,617	33.98%	(3.86%)
Electric power generation from renewable sources	1,921,495	2,188,638	3,273,162	(12.21%)	(33.13%)
Resale of gas transport and distribution capacity	31,126,116	28,993,257	37,701,469	7.36%	(23.10%)
Forestry Segment	1,609,817	-	-	n.a.	n.a.
Others net of adjustments and eliminations	(31,126,116)	(28,993,257)	(37,701,466)	7.36%	(23.10%)
Total administrative and selling expenses	31,753,694	23,253,248	25,183,782	36.56%	(7.67%)

2023 Compared to 2022

Administrative and selling expenses during the year ended December 31, 2023, totaled Ps.31.75 billion, a 36.56% increase from Ps.23.25 billion during the year ended December 31, 2022. This increase was primarily driven by the consolidation of administrative cost from the acquired companies, resulting in an increase in (i) Maintenance expenses (ii) Employee compensation expenses, and (iii) Fees and remuneration for services, being partially offset by a decrease in Insurance expenses.

2022 Compared to 2021

Administrative and selling expenses during the year ended December 31, 2022, totaled Ps. 23.25 billion, a 7.67% decrease from Ps. 25.18 billion during the year ended December 31, 2021. This decrease was primarily the result of a reduction in taxes, maintenance expenses and fees and compensation for services during the year ended December 31, 2022.

Other Operating Income

	Year ended December 31,			Change December 31,
	2023	2022	2021	2023/2022	2022/2021
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	211,721,234	106,181,448	63,549,986	99.40%	67.08%
Electric power generation from renewable sources	10,829,622	5,518,119	2,564,834	96.26%	115.15%
Resale of gas transport and distribution capacity	6,283,765	4,255,737	6,101,706	47.65%	(30.25%)
Forestry Segment	15,021,037	-	-	n.a.	n.a.
Others net of adjustments and eliminations	(6,149,427)	(4,117,892)	(5,981,409)	49.33%	(31.16%)
Total other operating income	237,706,231	111,837,412	66,235,117	112.55%	68.85%

2023 Compared to 2022

Other operating income in the year ended December 31, 2023, totaled Ps. 237.71 billion, a 112.55% increase from Ps. 111.84 billion in the year ended December 31, 2022. This increase was primarily the result of an increase in foreign exchange rates mainly due to a 78.09% devaluation of the peso with respect to the U.S. dollar in 2023 where the gain in the exchange rate difference is mainly associated with the CVOSA credit and the revaluation of biological assets related to the forestry business segment.

2022 Compared to 2021

Other operating income in the year ended December 31, 2022 totaled Ps. 111.84 billion, a 68.85% increase from Ps. 66.24 billion in the year ended December 31, 2021. This increase was primarily the result of an increase in foreign exchange rates mainly due to a 72.47% devaluation of the peso with respect to the U.S. dollar in 2022 where the gain in the exchange rate difference is mainly associated with the CVOSA credit.

Other Operating Expenses

	Year ended December 31,			Change December 31,
	2023	2022	2021	2023/2022	2022/2021
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	10,959,900	1,850,316	4,963,256	492.33%	(62.72%)
Electric power generation from renewable sources	222,386	24,330	(64,134)	814.04%	(137.94%)
Resale of gas transport and distribution capacity	1,775,586	1,467,013	1,411,710	21.03%	3.92%
Forestry Segment	3,928,976	-	-	n.a.	n.a.
Others net of adjustments and eliminations	(1,758,058)	(1,466,515)	(1,411,711)	19.88%	3.88%
Total other operating expenses	15,128,790	1,875,144	4,899,121	706.81%	(61.72%)

2023 Compared to 2022

Other operating expenses in the year ended December 31, 2023, totaled Ps. 15.13 billion, a 706.81% increase from Ps. 1.88 billion in the year ended December 31, 2022. This increase was primarily the result of an increase of (i) asset retirement and (ii) Forestry expenses.

2022 Compared to 2021

Other operating expenses in the year ended December 31, 2022, totaled Ps.1.88 billion, a 61.72% decrease from Ps.4.90 billion in the year ended December 31, 2021. This decrease was primarily the result of a decrease in (i) the net charge related to the provision for lawsuits and claims, (ii) the charge related to the allowance for doubtful accounts, and (iii) trade and interest.

Impairment of property, plant and equipment and intangible assets

	Year ended December 31,			Change December 31,
	2023	2022	2021	2023/2022	2022/2021
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	20,360,769	(18,592,606)	(47,102,661)	209.51%	60.53%
Electric power generation from renewable sources	23,633,767	(25,077,854)	-	194.24%	(100.00%	)
Total impairment of property, plant and equipment and intangible assets	43,994,536	(43,670,460)	(47,102,661)	200.74%	7.29%

2023 Compared to 2022

In 2023, we recorded a Ps. 43.99 billion recovery gain related to the impairment reversal for the following assets: the Luján de Cuyo combined cycle power plant, the San Lorenzo cogeneration unit, the Manque and La Genoveva wind farms, the GE turbine (Machinery and equipment and Others) and Other Land and Buildings, partially offset by the Brigadier Lopez thermoelectric power plant impairment. For further information, see “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of property, plant and equipment and intangible assets”.

In 2022, we recorded a Ps. 43.67 billion impairment of property, plant and equipment and intangible assets charge, related to a reduction in the assessed value-in-use of the following assets that exceeded their previously recorded book value: San Lorenzo cogeneration unit and La Genoveva and Manque wind farms.

2022 Compared to 2021

In 2022, we recorded a Ps. 43.67 billion impairment of property, plant and equipment and intangible assets charge, related to a reduction in the assessed value-in-use of the following assets that exceeded their previously recorded book value: San Lorenzo cogeneration unit and La Genoveva and Manque wind farms. The main factor that influenced this impairment was the evolution of macroeconomic variables that led to an increase in the interest rates. For further information, see “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of property, plant and equipment and intangible assets”.

In 2021, we recorded a Ps. 47.10 billion impairment of property, plant and equipment and intangible assets charge, related to a reduction in the assessed value-in-use of the following assets that exceeded their previously recorded book value:  Thermal Station Brigadier López, Luján de Cuyo Combined Cycle Power Plant, Nuevo Puerto combined cycle power plant and San Lorenzo cogeneration unit. Some of the factors that influenced this reduction were the limited useful life of some of these assets, the current economic uncertainties, and the effects from the repeal of the spot market price update mechanism established by Resolution No. 440/21 of the Secretariat of Energy.

Operating Income

	Year ended December 31,			Change December 31,
	2023	2022	2021	2023/2022	2022/2021
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	259,542,322	175,969,024	105,524,310	47.49%	66.76%
Electric power generation from renewable sources	68,136,962	14,894,422	47,687,033	357.47%	(68.77%)
Resale of gas transport and distribution capacity	1,006,571	4,829,222	9,904,264	(79.16%)	(51.24%)
Forestry Segment	9,902,276	-	-	n.a.	n.a.
Others net of adjustments and eliminations(1)	(368,128)	(2,961,029)	(7,149,206)	(87.57%)	(32.19%)
Total operating income	338,220,003	192,731,639	155,966,401	75.49%	23.57%

2023 Compared to 2022

Operating income in the year ended December 31, 2023, totaled Ps 338.22 billion, a 75.49% increase from Ps. 192.73 billion in the year ended December 31, 2022. This results as a combination of (i) lower sales as previously explained and (ii) higher operating cost related to the consolidation of acquired companies, being fully offset by  (i) the impairment reversal recorded in the year, and (ii) the positive exchange differences of the CVOSA credit.

2022 Compared to 2021

For the reasons explained above, operating income in the year ended December 31, 2022, totaled Ps. 192.73 billion, a 23.57% increase from Ps. 155.97 billion in the year ended December 31, 2021. This is mainly explained by (i) an increase in steam sales and resale of gas transport and distribution capacity, offset by a decrease in CVO management fees and Spot Sales, (ii) an increase and changes in currency exchange references, and (iii) a decrease in the costs of sales, primarily driven by lower (x) maintenance expenses, (y) purchases of energy and power and a significant minor growth in (a) depreciation and (b) consumption of materials and spare parts.

(Loss) Gain on net monetary position

2023 Compared to 2022

Loss on net monetary position in the year ended December 31, 2023, totaled Ps. 126.51 billion, a 33.36% increase from Ps. 94.86 billion in the year ended December 31, 2022.

2022 Compared to 2021

Loss on net monetary position in the year ended December 31, 2022, totaled Ps. 94.86 billion, an 845.52% increase from Ps. 10.03 billion in the year ended December 31, 2021.

Finance Income

2023 Compared to 2022

Finance income in the year ended December 31, 2023, totaled Ps. 230.20 billion, a 189.46% increase from Ps. 79.53 billion in the year ended December 31, 2022. This increase was primarily the result of (i) a 237.34% increase in earned interest from Ps. 1.72 billion in 2022 to Ps. 5.80 billion in 2023, (ii) a 213.71% increase in net income on financial assets at fair value through profit or loss, which increased from Ps. 69.97 billion in 2022 to Ps. 219.49 billion in 2023 and partially offset by (iii) a 37.37% decrease in results of interest rates swaps, which decreased from Ps. 7.84 billion in 2022 to Ps. 4.91 billion in 2023.

2022 Compared to 2021

Finance income in the year ended December 31, 2022, totaled Ps. 79.53 billion, a 574.87% increase from Ps. 11.78 billion in the year ended December 31, 2021. This increase was primarily the result of (i) a 628.98% increase in earned interest from Ps. 0.24 billion in 2021 to Ps. 1.72 billion in 2022, (ii) a 730.34% increase in net income on financial assets at fair value through profit or loss, which increased from Ps. 8.43 billion in 2021 to Ps. 69.97 billion in 2022 and (iii) a 151.19% increase in results of interest rates swaps, which increased from Ps. 3.12 billion in 2021 to Ps. 7.84 billion in 2022.

Finance Expenses

2023 Compared to 2022

Finance expenses in the year ended December 31, 2023, totaled Ps. 356.77 billion, a 163.66% increase from Ps. 135.32 billion in the year ended December 31, 2022. This increase was primarily the result of a higher foreign exchange difference, which increased from Ps. 113.17 billion in 2022 to Ps. 328.25 billion in 2023, mainly due to a higher depreciation of the Argentine peso.

2022 Compared to 2021

Finance expenses in the year ended December 31, 2022 totaled Ps. 135.32 billion, a 25.21% increase from Ps. 108.07 billion in the year ended December 31, 2021. This increase was primarily the result of a higher foreign exchange difference, which increased from Ps. 74.99 billion in 2021 to Ps. 113.17 billion in 2022, mainly due to a higher depreciation of the Argentine peso.

Share of the Profit of Associates

2023 Compared to 2022

Share of the profit of associates in the year ended December 31, 2023, totaled a gain of Ps.6.12 billion during 2023 compared to a gain of Ps. 0.35 billion in 2022, mainly due to the gains resulting from the operations of Ecogas in 2023.

2022 Compared to 2021

Share of the profit of associates in the year ended December 31, 2022, totaled a gain of Ps.0.35 billion during 2022 compared to a loss of Ps. 3.42 billion in 2021, mainly due to the gains resulting from the operations of Ecogas in 2022.

Gain from bargain purchase

2023 Compared to 2022

In the year ended December 31, 2023, a bargain purchase for Ps. 72.65 billion was recorded, resulting from the acquisitions of Central Costanera S.A, Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. See Note 2.3.20 to our Audited Consolidated Financial Statements for the year ended on December 31, 2023. See “Item 5. Business Combinations”.

2022 Compared to 2021

In the year ended December 31, 2022, a bargain purchase for Ps. 37.91 billion was recorded, resulting from the acquisitions of Forestal Argentina S.A. and Loma Alta Forestal S.A. See Note 2.2.20 to our Audited Consolidated Financial Statements for the year ended on December 31, 2022.

Income Tax

2023 Compared to 2022

Income tax in the year ended December 31, 2023, totaled Ps. 17.94 billion, a 14.28% decrease from Ps. 20.93 billion in the year ended December 31, 2022. Our effective tax rate for the year ended December 31, 2023, and 2022 was 10.94% and 26.05%, respectively. This decrease was mainly due to accounting positive results, mainly explained by the fact that the result from the acquisition of participation in companies does not generate income tax charge and, in turn, due to a decrease in the balance of deferred liabilities resulting from tax losses recognized during the year.

2022 Compared to 2021

Income tax in the year ended December 31, 2022, totaled Ps. 20.93 billion, a 58.28% decrease from Ps. 50.16 billion in the year ended December 31, 2021. Our effective tax rate for the year ended December 31, 2022, and 2021 was 26.05% and 108.50%, respectively. This decrease was mainly due to the changes in tax rate of the corporate income tax that took place in 2021, business combination tax effects and effects related to the discount of income tax payable.

Net Income (loss) for the Year

2023 Compared to 2022

For the reasons described above, net income for the year ended December 31, 2023, totaled Ps. 145.96 billion, compared to a net income of Ps. 59.41 billion in the year ended December 31, 2022.

2022 Compared to 2021

For the reasons described above, net income for the year ended December 31, 2022, totaled Ps. 59.41 billion, compared to a net loss of Ps. 3.93 billion in the year ended December 31, 2021.

Significant balance sheet variations discussion

Property, plant & equipment

Our PP&E balance at the end of the year 2023 amounted to Ps.758.93 billion, increasing 23.14% compared to the Ps.616.32 billion at the end of the year 2022, mainly as a result of the acquisitions carried out during 2023, which include the purchase of Central Costanera S.A, the forestry companies Empresas Verdes Argentina S.A (EVASA), Estancia Celina S.A. and Las Misiones S.A. and Cordillera Solar VIII S.A.

Biological assets

The company's biological assets increased by 102.19% to Ps.96.00 billion in 2023 from Ps.47.48 billion in 2022, basically as a result of the acquisitions of Empresas Verdes Argentina S.A. (EVASA), Las Misiones S.A. and Estancia Celina S.A. and the revaluation of the biological assets of the companies Forestal Argentina S.A. and Loma Alta Forestal S.A.

Trade and other receivables

Trade and other receivables during the year ended December 31, 2023, totaled Ps.315.88 billion, a 17.66% increase from Ps.268.47 billion in 2022. This increase was primary the result of higher foreign exchange rates due to the peso depreciation during 2023, that have a direct impact on those receivables denominated in US$, mainly on those related to the CVOSA credit, the consolidation of receivables from Central Costanera and longer delays in CAMMESA's collections.

Loans and borrowings

Loans and borrowing jumped by 69.70% during the year 2023, reaching Ps.335.18 billion, from Ps.197.52 billion in 2022. This increase was mainly the result of a combination of the consolidation of the financial debt from the acquisition of Central Costanera and Cordillera Solar VIII S.A, the issuance of the senior notes series A and B and the depreciation of the Peso, being all partially offset by the maturity of the Manque and Olivos dollar-linked notes and the precancellation of the Brigadier Lopez syndicated loan (fully amortized in January 2024).

Item 5.B Liquidity and Capital Resources

As of December 31, 2023, we had cash and cash equivalents of Ps.13.47 billion, and other current financial assets of Ps. 89.84 billion. See Notes 13 and 10.5 to our Audited Consolidated Financial Statements.

Our primary sources of liquidity have been cash flows from operating activities.

Our receivables from CAMMESA also are an important source of liquidity for us. As of December 31, 2023, our current trade and other receivables from CAMMESA totaled Ps. 137.37 billion.

Our primary cash requirements have been in connection with payments under loans and other financing agreements, employees’ salaries, operating and maintenance expenses and fixed assets investments, taxes, overhead expenses and contributions to affiliates (used in acquisitions of subsidiaries and associates). See “Item 5.A.—The State of Emergency of the Argentine Electricity Sector—Expansion of our Generating Capacity”.

Over the last years we used part of our surplus funds for dividend payments. During 2023, we also approved and distributed dividends to our shareholders. See “Item 8— Financial Information — Dividends and Dividend Policy”.

Our loans and other borrowings contain customary covenants for facilities of each type, including: (i) certain limitations on consolidations, mergers, and sales of assets; (ii) restrictions on incurring additional indebtedness; (iii) restrictions on paying dividends; (iv)limitations on making capital expenditures; and (v) restrictions on the incurrence of liens. Certain events of default and covenants are subject to certain thresholds and exceptions. We do not expect these restrictions to have a material impact on our ability to meet our cash obligations. As of the date of this annual report, we are in compliance with all of our debt covenants.

We do not discard the option to pursue potential financing alternatives, if the conditions are favorable.

As of the date of this annual report, we also have uncommitted lines of credit with commercial banks, totaling approximately Ps. 89.8 billion.

On July 31, 2020, our Special Shareholders’ Meeting approved the creation of a new global issuance program of corporate bonds for a maximum amount of up to US$500,000,000 (or its equivalent in other currency), which shall be issued at short, mid or long term, simple, not convertible into shares, under the terms of the Corporate Bonds Act (the “Program”). Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the Shareholders’ Meeting. On October 29, 2020, CNV approved the creation of such program, which shall expire on October 29, 2025, in accordance with the regulations in force.

Within this Program’s framework, we issued two types of corporate bonds. On the one hand, the integration and settlement of the Class A Corporate Bond (CB) denominated, integrated and payable in US dollars abroad took place on September 17, 2023. The characteristics of this CB are the following: (i) face value issued: US$37,232,818, (ii) interest rate, determined by bidding: 7%, (iii) periodicity of the interest coupon: six months, (iv) amortization: bullet, (v) term: 30 months to be counted as from September 17, 2023, and (vi) applicable law and deposit place: Argentina, Caja de Valores S.A. On the other hand, the integration and settlement of the international bond denominated “10% Senior Notes due 2025” (Class B CB) took place on October 17, 2023. Such bond is denominated, integrated and payable in US dollars abroad, under the Reg S scheme. The characteristics of this bond are the following: (i) face value issued: US$50,000,000, (ii) interest rate, determined by bidding: 10%, (iii) periodicity of the interest coupon: six months, (iv) amortization: bullet, (v) term: 24 months to be counted as from October 17, 2023, and (vi) applicable law and deposit place: New York, Euroclear.

Finally, on October 20, 2023, we decided to reopen the Class A CB. This procedure allows to offer in the market a security which replicates the conditions of the security already offered, incorporating the interest rate determined in the original offer (7%) and to bid the price. As a result of this process, we issued additional US$10,000,000 for the Class A CB, with an issuance price of 102.9%.

On October 19, 2023, we made a prepayment to the syndicated loan celebrated with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC for an amount of US$49,043,078. This prepayment allowed Central Puerto to make dividend payments that were restricted by this loan. As of the date of this annual report, the Company has no restrictions associated with this loan to pay dividends. After such payment, the principal due amounted to US$6,056,922,which was fully paid on January 12, 2024.

As for CP Manque S.AU. and CP Los Olivos S.A.U. Corporate Bonds Class I were fully paid on September 2, 2023.

We believe that our sources of liquidity, which are mainly the result of operations, will be sufficient to meet our debt service and working capital requirements for the foreseeable future. We do not expect to have any material requirements regarding capital expenditures except for the requirements for the Brigadier Lopez close cycle, the San Carlos (capital expenditures) and Guañizuil II A (debt repayments to Equinor Wind Power AS) solar farm projects and the above mentioned payments.

For the year 2024, our debt repayment flows are of about USD 58.9 million.

However, any further deterioration of the current economic situation may result in a deterioration of our finances, in a context of lack of access or substantial reduction of credit availability in the financial markets, which could affect our financial condition and results of operation.

Receivables from CAMMESA

We hold receivables in the form of LVFVD for the unpaid balances from CAMMESA relating to the sale of electric power to CAMMESA from 2008 to 2011. For further information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs”. Under the FONINVEMEM and similar arrangements, we are entitled to collect our receivables, including interest, in monthly installments over ten years starting from, the commercial launch date of the CVOSA combined cycle. For further information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs”.

Following the commercial authorizations granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly payments of the receivables relating to the sale of electric power to CAMMESA from January 2004 through December 2007.

As of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM, as a combined cycle, of the thermal plant Central Vuelta de Obligado, which entitled us to receive the collection of the trade receivables under the CVO Agreement. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be signed in order to start the collections. The PPA agreement was signed on February 7, 2019, with retroactive effect to March 20, 2018. As a result, the original amortization schedule from the CVO Agreement is in full force and effect. As of December 31, 2023, the CVO “LVFVD 2008-2011 receivables” totaled Ps. 205.08 billion.

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

Credits under the framework of the CVO Agreement are included in the CAMMESA Trade Debtors line. CVO Credits are denominated in US dollars and bear a one-month TERM SOFR + Credit Adjustment Spread (CAS) of 0.11448% interest rate plus 5%.

As a result of the Central Costanera acquisition, we have incorporated the portion of the CVO agreement that this company was entitled to receive for the LVFVD 2008-2011 receivables. Starting on February 17,2023 the total estimated amount due to us was US$17.86 million.

During 2022, we collected Ps. 38.64 billion in CVO receivables, measured in current amounts as of December 31, 2023. During 2023, we collected Ps. 36.94 billion in CVO receivables, measured in current amounts as of December 31, 2023.

Additionally, we held receivables in the form of LVFVD for the unpaid balances from CAMMESA relating to the sale of electric power to CAMMESA under the additional trust remuneration concept since 2012. On September 3, 2019, CAMMESA and Central Puerto (in accordance with a general offer made to all generators) entered into a final agreement to settle the LVFVD receivables balance. As a result, a 18% reduction of principal amount and accrued interest as of such date was achieved. Moreover, we waived any complaint related to such receivables.

For further information regarding sales relating to additional trust remuneration and non-recurring maintenance, see “Item 5.A. Operating Results—Our Revenues—The Spot Sales” and “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Schemes”.

Cash Flows

The following table sets forth our cash flows from our operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	(in thousands of Ps.)
	2023	2022	2021
Net cash flows provided by operating activities	125,614,776	173,261,569	157,934,095
Net cash flows used in investing activities	(63,577,512)	(97,345,541)	(42,002,152)
Net cash used in financing activities	(79,753,979)	(50,780,490)	(116,266,519)
(Decrease) Increase in cash and cash equivalents, net	(17,716,715)	25,135,538	(334,576)

Net Cash Provided by Operating Activities

2023 Compared to 2022

Net cash provided by operating activities decreased by 27.50% to Ps. 125.61 billion for the year ended December 31, 2023, from Ps. 173.26 billion for the year ended December 31, 2022. The result was primarily driven by (i) an income for the year before income tax of Ps. 163.90 billion, and (ii) Ps 29.32 billion in interest received from clients, including the ones from the FONI program, being partially offset by (iii) Ps 34.34 billion in income tax paid in the period, (iv) non-cash adjustments in the operating income of Ps. 27.34, and (v) Ps 5.09 billion in negative working capital variations.

2022 Compared to 2021

Net cash provided by operating activities increased by 9.70% to Ps.173.26 billion for the year ended December 31, 2022, from Ps.157.93 billion for the year ended December 31, 2021. The result was primarily driven by (i) an income for the year before income tax of Ps.80.34 billion, (ii) non-cash adjustments in the operating income of loss Ps. 65.67 billion (a) Ps. 60.57 billion in depreciations and amortizations, (b) Ps. 43.67 billion in impairment of property, plant and equipment and intangible assets charge, (c) Ps. 20.71 billion in interest earned from customers, (d) Ps. 55.79 billion loss in finance income/costs, net from finance costs, (e) Ps. 37.91 billion in gain from bargain purchase, (f) Ps. 85.08 billion in foreign exchange difference on trade receivables, (g) Ps. 52.08 billion for the loss on net monetary position, (h) Ps. 4.17 billion gain from insurance recoveries, (i) Gain on sale of property, plant and equipment of Ps. 0.06 billion, (j) Allowance for impairment on materials of Ps. 1.59 billion, (k) Movement in provisions and charge to long-term employee benefit plan of Ps. 1.07 billion, (l) Ps. 0.82 billion in deduction of tax credits, and (m) Ps. 0.35 billion gain on equity in net income of associates, (iii) a decrease of Ps. 31.26 billion of the stock of trade receivables, mainly related to the FONI collections, (iv) a decrease of Ps. 10.56 billion in other non-financial assets and inventories, (v) Ps. 18.03 billion in collection of interests from clients, including the ones from FONI and (vi) Ps. 3.92 billion in insurance recovery collected, which was partially offset by (vii) Ps. 25.06 billion from income tax recovered and (viii) Ps. 11.47 billion in trade and other payables, other non-financial liabilities and liabilities from employee benefits.

Net Cash Used in Investing Activities

2023 Compared to 2022

Net cash used in investing activities decreased by 34.69% to Ps. 63.58 billion for the year ended December 31, 2023, from Ps. 97.35 billion for the year ended December 31, 2022. The result was primarily driven by (i) Ps. 22.79 billion from the acquisition of short-term financial assets, net, that were lower than during 2022 and 2021, (ii) Ps. 36.02 billion in payments for the acquisition of subsidiaries and associates, net of cash acquired, mainly related to the acquisition of CECO, Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. companies, (iii) Ps. 9.83 billion in purchase of property, plant and equipment and inventories, (iv) Ps. 1.66 billion in the Share Buyback program, which was partially offset by (v) Ps. 6.73 billion in dividends collected.

2022 Compared to 2021

Net cash used in investing activities increased by 131.76% to Ps. 97.35 billion for the year ended December 31, 2022, from Ps. 42.00 billion for the year ended December 31, 2021. The result was primarily driven by (i) Ps. 55.59 billion from the acquisition of short-term financial assets, net, that were greater than during 2021, (ii) Ps. 32.25 billion in payments for the acquisition of subsidiaries and associates, net of cash acquired, mainly related to acquisition of Forestal Argentina S.A./Loma Alta Forestal S.A. companies, (iii) Ps. 10.43 billion in purchase/sell of property, plant and equipment and inventories, and (iv) Ps. 0.09 billion in the Share Buyback program, which was partially offset by (v) Ps. 0.88 billion in dividends received.

Net Cash Used in Financing Activities

2023 Compared to 2022

Net cash used in financing activities increased by 57.06% to Ps. 79.75 billion for the year ended December 31, 2023, compared to Ps. 50.78 billion for the year ended December 31, 2022. The result was primarily driven by (i) long-term loans payments, which totaled Ps. 93.10 billion, (ii) interest and financial costs payments, mainly related to long-term loans, which totaled Ps. 25.36 billion, (iii) dividends paid, which totaled Ps. 21.91 billion, and (iv) Ps. 4.81 billion in bank and investment accounts overdrafts received, net. (v) Ps. 6.47 billion in payments for Manque and Los Olivos bond repurchase, which was partially offset by (vi) loans received by Ps. 71.91 billion.

2022 Compared to 2021

Net cash used in financing activities decreased by 56.32% to Ps. 50.78 billion for the year ended December 31, 2022, compared to Ps. 116.27 billion for the year ended December 31, 2021. The result was primarily driven by (i) long-term loans payments, which totaled Ps. 26.33 billion, (ii) interest and financial costs payments, mainly related to long-term loans, which totaled Ps. 19.83 billion, and (iii) dividends paid, which totaled Ps. 11.17 billion; which was partially offset by (iv) Ps. 6.34 billion in bank and investment accounts overdrafts received, net.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	(in thousands of Ps.)
	2023	2022	2021
Land and buildings	67,571,064	36,254,648	30,440
Electric power facilities and other equipment	70,465,725	11,282	-
Wind turbines	201,382	-	-
Turbines	-	-	8,785
Construction in progress	15,447,919	3,155,466	30,761,900
Other	2,137,433	747,715	728,037
Total	155,823,523	40,169,111	31,529,162

In the year ended December 31, 2023, we made total capital expenditures of Ps.155.82 billion, compared to Ps. 40.17 billion in 2022. During 2023, the main additions to fixed assets and land were in connection with the acquisition of Central Costanera S.A, Empresas Verdes Argentina S.A., Las Misiones S.A., Estancia Celina S.A., Cordillera Solar VIII and CP Servicios Renovables S.A.  The Cordillera Solar VIII and CP Servicios Renovables S.A. acquisition have been accounted for as an asset acquisition in accordance with IFRS 3, and the Central Costanera S.A, Empresas Verdes Argentina S.A., Las Misiones S.A., and Estancia Celina S.A. acquisitions are subject to business combination rules. We have funded our capital expenditures with proceeds from debt issuances and cash generated from our operations.

Depending on the timing for the construction of the Brigadier Lopez closing and the San Carlos solar farm project, we may finance these capital expenditures using cash flows from our operations and/or using external financing sources. See “Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants”.

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

Indebtedness

As of December 31, 2023, our total indebtedness was Ps. 342.37 billion of which 100.00% was denominated in U.S. dollars. The following table shows our indebtedness as of such date:

	December 31,
	2023
	(in thousands of US$)	(in thousands of Ps.)
Non-Current debt	363,490	293,863,593
Current debt	60,002	48,508,515

The fair value of interest-bearing debts and loans is equivalent to their book value, except for the loan granted by Mitsubishi Corporation to the controlled company CECO.

Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 we entered into a loan agreement with KfW for an amount of US$56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo project. In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, we amended the loan agreement – together with KfW – on June 30, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161%. The loan is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, Central Puerto has agreed to maintain a debt ratio of (a) as of December 31, 2019, of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As of December 31, 2023, we have complied with that requirement.

During fiscal year 2019, the planned disbursements for this loan were completed for a total of US$55.2 million.

As of December 31, 2023, the balance of this loan amounts to US$30.34 million, approximately equivalent to Ps. 24.53 billion, net of transaction costs.

Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, we entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for US$180.0 million to fund the acquisition of the Thermal Plant Brigadier (the “Brigadier Lopez Loan”).

According to the terms of the agreement, this loan accrues at a variable interest rate based on the LIBO rate plus a margin. Due to the suspension of the LIBO rate on June 30, 2023, we amended – together with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC – the loan agreement on August 16, 2023, replacing the LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a Credit Adjustment Spread (CAS) of 0.26161% applicable as from September 12, 2023.

Pursuant to the loan agreement, among other obligations, Central Puerto has agreed to maintain (i) a debt ratio of no more than 2.25:1.00, (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of US$500.0 million. As of December 31, 2023, we have complied with such obligations.

As of June 14, 2019, the loan proceeds had been fully disbursed.

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

In compliance with FX Regulatory Restrictions 7106, we presented to the BCRA a new repayment schedule for the Brigadier Lopez Loan, which included the refinancing of the first two principal installments, each for a sum of US$36 million, which were payable on December 14, 2020, and March 12, 2021. On December 14, 2020, we entered into a forbearance agreement with the creditors of the Brigadier Lopez Loan by means of which the creditors agreed not to take any judicial or extrajudicial action to claim their rights of collection under such loan and to negotiate in good faith certain modifications. On December 22, 2020, we signed a waiver and amendment to the Brigadier Lopez Loan, modifying, among others, the amortization schedule so as to comply with the requirements established by Communication “A” 7106, partially postponing installments becoming due in December 2020 and March 2021, extending the final payment term to June 2023, including monthly amortizations as from January 2021 until January 2022, and keeping the amortizations in the initial schedule for June, September and December 2021, each of them equal to 20.00% of capital. In December 2020, 40% of the installment for such month was paid, complying with the regulations in force and the abovementioned amendment. Amongst others, the amendment involves a 200 basis points increase in the interest rates as from December 12, 2020.

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

FX Regulatory Restrictions 7106 were extended until December 31, 2021, by Communication “A” 7230. The installments under the Brigadier Lopez Loan due in June, September and December 2021 were under the scope of the provisions of such regulation. As a consequence, we signed a new amendment, which changed the amortization schedule, rescheduling 60.00% of installments, whose original maturity date operated in June, September and December 2021, and extending the loan’s final term up to January 2024. The schedule in force, which includes this amendment and the one dated December 22, 2020, foresees monthly amortizations until January 2022, one amortization in June 2023 for the amount of US$34,128 million and the last amortization in January 2024 for the amount of US$55.1 million. Moreover, the financial commitments and obligations undertaken in the first amendment remained unchanged.

This new amendment also implied a 125 basis points increase in the applicable interest rate as from June 12, 2021, and the dividend payment restriction was maintained until 2021, as well as the US$25.0 million limitation for 2022. During 2023, the maximum dividend payment allowed is US$20.0 million.

On October 19, 2023, we made a prepayment to the syndicated loan celebrated with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC for an amount of US$49,043,078. This prepayment allowed Central Puerto to make dividend payments that were restricted by this loan. As of the date of this annual report, the Company has no restrictions associated with this loan to pay dividends After such payment, the principal due amounted to US$6,056,922,which was fully paid on January 12, 2024.

On December 23, 2022 and May 3, 2023 we subscribed two limited consents, by means of which the creditor financial entities agreed to the acquisition by Proener of the companies Forestal Argentina S.A., Loma Alta Forestal S.A., Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. In addition, it was established that CPSA and Proener should keep a minimum amount of “Cash and short-term investments” corresponding to the established payment in the next maturity of principal and interest.

As of the date of this annual report, all payments provided in the amendments have been made.

As of December 31, 2023, the balance of the loan amounted to US$6.08 million, equivalent to approximately Ps. 4.92 billion net of transaction costs. As of the date of this annual report, this financing has been fully paid.

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

Loans from the IIC—IFC Facilities

CP La Castellana

On October 20, 2017, CP La Castellana entered into a common terms agreement with (i) the Inter-American Investment Corporation, (ii) the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, (iii) the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and (iv) the International Finance Corporation (collectively, the “senior lenders”) to provide loans for a total amount of up to US$100,050,000 (the “IIC—IFC Facility I”), from which US$5 million will accrue interest at an annual rate equal to LIBOR plus 3.50% and the rest at LIBOR plus 5.25%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, CP La Castellana S.A.U., together with IDB Group and IFC amended loan agreements on June 29, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019. Several other agreements and related documents, such as the guarantee and sponsor support agreement, where we will fully, unconditionally and irrevocably guarantee, as primary obligor, all payment obligations assumed and/or to be assumed by CP La Castellana until the project reaches the commercial operation date (the “Guarantee and Sponsor Support Agreement I”), hedge agreements, guarantee trust agreements, a share pledge agreement, an asset pledge agreement over the wind turbines, direct agreements and promissory notes have been executed.

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

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana as follows: (i) until the La Castellana project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70.00%) beneficial ownership of CP La Castellana; and (y) control of CP La Castellana; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95.00%) beneficial ownership of CP La Castellana; and (y) control of CP La Castellana. In addition, (ii) after La Castellana project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.10%) beneficial ownership of each of CP La Castellana and CP Renovables; and (y) control of each of CP La Castellana and CP Renovables;  (b) CP Renovables shall maintain control of CP La Castellana; and (c) we have a restriction on cash excess withdrawal, to perform cash withdrawals that could be used for dividend payments we must have a Restricted Payment Debt Service Coverage Ratio of at least 1.25:1.00, also the request of excess withdrawal must be 30 days prior the interest payment date and the amount to be withdrawn must not be larger than the balance of the Restricted Payment Account as of the next Interest Payment Date.

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

As of the date of this annual report, the IIC-IFC Facility disbursements have been fully received. Our loans under the IIC—IFC Facilities (see “Item 5.B.—Loans from the IIC—IFC Facilities”) contain customary covenants for facilities of this type, including: (i) certain limitations on consolidations, mergers and sales of assets; (ii) restrictions on incurring additional indebtedness; (iii) limitations on paying dividends; (iv) limitations on making capital expenditures and (v) restrictions on the incurrence of liens. Certain events of default and covenants in the IIC—IFC Facilities are subject to certain thresholds and exceptions described in the agreements relating to the IIC—IFC Facilities. We do not expect these restrictions to have a material impact on our ability to meet our cash obligations. As of the date of this annual report, we are in compliance with all of our debt covenants.

CP Achiras

On January 17, 2018, CP Achiras entered into a common terms agreement with (i) the Inter-American Investment Corporation, (ii) the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, (iii) the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and (iv) the International Finance Corporation (collectively, the “senior lenders”) to provide loans for a total amount of up to US$50,700,000 (the “IIC—IFC Facility II” and together with the IIC—IFC Facility I, the “IIC—IFC Facilities”). In accordance with the terms of the agreement entered into by CP Achiras, US$40.7 million accrue a fixed annual interest rate equal to 8.05%, and the rest accrue a 6.77% fixed annual interest rate. The loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019. Several other agreements and related documents, such as the guarantee and sponsor support agreement, where we will fully, unconditionally and irrevocably guarantee, as primary obligor, all payment obligations assumed and/or to be assumed by CP Achiras until the project reaches the commercial operation date (the “Guarantee and Sponsor Support Agreement II” and together with Guarantee and Sponsor Support Agreement I, the “Guarantor and Sponsor Support Agreements”), guarantee trust agreements, a share pledge agreement, a mortgage, an asset pledge agreement over the wind turbines, direct agreements and promissory notes have been executed.

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

As of the date of this annual report, the IIC-IFC Facility disbursements have been fully received. Our loans under the IIC—IFC Facilities (see “Item 5.B.—Loans from the IIC—IFC Facilities”) contain customary covenants for facilities of this type, including: (i) certain limitations on consolidations, mergers and sales of assets; (ii) restrictions on incurring additional indebtedness; (iii) limitations on paying dividends; (iv) limitations on making capital expenditures and (v) restrictions on the incurrence of liens. Certain events of default and covenants in the IIC—IFC Facilities are subject to certain thresholds and exceptions described in the agreements relating to the IIC—IFC Facilities. We do not expect these restrictions to have a material impact on our ability to meet our cash obligations. As of the date of this annual report, we are in compliance with all of our debt covenants.

As of December 31, 2023, the balance under the CP Achiras and CP La Castellana Loans from the IIC—IFC Facilities, was US$92.62 million, approximately equivalent to Ps. 74.88 billion, net of transaction costs.

Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a subsidiary of ours, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for the construction of the wind Farm La Genoveva I, for a principal amount of US$76.1 million.

Pursuant to the terms of the agreement subscribed with Vientos La Genoveva S.A.U., this loan accrues an interest rate equal to LIBOR plus 6.50%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva S.A.U. together with IFC amended this agreement on June 14, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 55 installments as from November 15, 2020.

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

Pursuant to the Guarantee Agreement, among other customary covenants for this type of facilities, Central Puerto has committed, until the project completion date, to maintain: (i) a leverage ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, Central Puerto, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U. As of December 31, 2023, we have met the requirements described in (i) and (ii) above. Finally, there are certain requirements to be fulfilled in order to distribute dividends from Vientos La Genoveva S.A.U.

On November 22, 2019, Vientos La Genoveva S.A.U. received a disbursement of US$76.1 million for the total amount of the loan.

As of December 31, 2023, balance of this loan, was US$62.06 million, approximately equivalent to Ps.50.17 billion, net of transaction costs.

Loan from Banco de Galicia y Buenos Aires S.A.U. to CPR Energy Solutions S.A.U. (wind farm La Castellana II)

On May 24, 2019, CPR Energy Solutions S.A.U. (a subsidiary of ours) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A.U. to fund the construction of the wind farm “La Castellana II” for a principal amount of US$12.5 million.

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

Pursuant to the Collateral, among other obligations, Central Puerto has agreed to maintain a debt ratio of no more than 3.75:1.00 until the date of completion of the project. In addition, Central Puerto, under certain conditions, agreed to make capital contributions, directly or indirectly, to subsidiary CPR Energy Solutions S.A.U. Moreover, Central Puerto has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over CPR Energy Solutions S.A.U. As of September 3, 2021, CPR Energy Solutions S.A.U. has fulfilled all the requirements and conditions to achieve project’s completion date. As a result, the collateral posted by us was released and CPSA is no longer subject to the obligations previously described.

On May 24, 2019, the loan was fully disbursed. As of December 31, 2023, the balance of this loan was US$5.57 million, approximately equivalent to Ps. 4.50 billion, net of transaction costs.

Loan from Banco Galicia y Buenos Aires S.A.U. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A.U. for the construction of the La Genoveva II wind farm for a principal amount of US$37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva II S.A.U. and Banco de Galicia y Buenos Aires S.A.U. entered into an amendment agreement on July 21, 2023, whereby the interest rate changed to the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.42826% applicable as from the next interest payment. The loan is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

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

Pursuant to the Collateral, among other obligations, Central Puerto has agreed, until the project termination date, to maintain a debt ratio of no more than 3.75:1.00. Moreover, Central Puerto, under certain conditions, agreed to make capital contributions to subsidiary Vientos La Genoveva II S.A.U. Moreover, Central Puerto has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over Vientos La Genoveva II S.A.U. As of September 3, 2021, Vientos La Genoveva II S.A.U. has fulfilled all the requirements and conditions to achieve the project’s completion date. As a result, the Collateral posted by us was released and CPSA is no longer subject to the obligations previously described.

On July 23, 2019, the loan was fully disbursed. As of December 31, 2023, the balance of this loan, was US$16.54 million, approximately equivalent to Ps.13.37 billion, net of transaction costs.

Loan from Mitsubishi Corporation to subsidiary Central Costanera S.A.

On November 29, 1996, the company CECO entered into an Agreement with Mitsubishi Corporation for the installation of a combined cycle power station. The original agreement includes a US$192.5 million financing in 12 years counted as from the provisional reception of the project, with an annual 7.42 % fixed rate and a semester capital and interest amortization.

On October 27, 2014, Central Costanera S.A. and Mitsubishi Corporation agreed on the restructuring of such liabilities. Among the main restructuring conditions, the following stand out: accrued and accumulated interest remission as of September 30, 2014 for the amount of US$66,061,897; the rescheduling of capital due date for the amount of US$120,605,058 for an 18-year term, with a 12-month grace period, which must be totally paid before December 15, 2032; a minimum annual payment of US$3,000,000 in concept for capital, in quarterly installments; an annual 0.25% fixed rate; and certain dividend payment restrictions were agreed on.

Considering the restrictions imposed by the Argentine Central Bank described on Note 20 of our consolidated financial statements, several amendments to the loan agreement were entered into as from September 30, 2020. On May 13, 2022, an amendment was signed to pay the June 2022 principal payment in two monthly and consecutive installments of US$2,000,000 in June 2022, and US$861,116 in July 2022, the other conditions remaining unaltered. On August 23, 2022, a new amendment was signed to pay the September 2022 capital in two monthly and consecutive installments of US$2,000,000 in September 2022, and US$861,116 in October 2022, the other conditions remaining unaltered. On November 21, 2022, a new amendment was signed to pay the December 2022 capital in two monthly and consecutive installments of US$2,000,000 in December 2022, and US$861,116 in January 2023, the other conditions remaining unaltered.

The loan considers certain financial restrictions, which as of December 31, 2023 have been completely fulfilled by CECO. Moreover, as guarantee of the obligations undertaken, CECO has a pledge in favor of Mitsubishi Corporation with a first degree recording on the financed asset.

As of December 31, 2023, the balance of this loan was US$42.22 million, approximately equivalent to Ps. 34.1 billion, net of transaction costs.

As a result of the solar farm acquisition described in Note 20.7, the Group assumed the liabilities corresponding to the loan granted to the subsidiary Cordillera Solar by its previous shareholder Equinor Wind Power AS for a capital amount of US$ 62,199,879 and interest for US$ 8,983,951. As a guarantee for such loan, Cordillera Solar gave a first-grade pledge over certain properties, plant, and equipment of such company in favor of Equinor Wind power AS.

On October 18, 2023, both parties agreed on a refinancing plan for a 24-month term counted as from the refinancing date at a 9% annual rate. In addition, on such dates, Cordillera Solar paid an amount of USD 40 million with funds obtained through the loan described on Note 13.3.13.

Moreover, as a result of the acquisition, the Group acquired the liabilities for the loan Junior Shareholder Loan Agreement granted to CSVIII for a USD 1,768,897 balance, which on October 18, 2023, was refinanced at a 9% annual rate to be paid 24 months after the refinancing date.

As of December 31, 2023, the loans balance amounts to Ps.14.63 billion.

Loan from Equinor Wind Power AS to subsidiary Cordillera Solar VIII S.A.

As a result of the solar farm acquisition described in Note 20.7, we have consolidated the liabilities corresponding to the loan granted to the subsidiary Cordillera Solar by its previous shareholder Equinor Wind Power AS for a capital amount of US$ 62,199,879 and interest for US$ 8,983,951. As a guarantee for such loan, Cordillera Solar gave a first-grade pledge over certain properties, plant, and equipment of such company in favor of Equinor Wind power AS.

On October 18, 2023, Proener and the previous shareholder Equinor Wind Power AS agreed on a refinancing plan for a 24-month term counted as from the refinancing date at a 9% annual rate. In addition, on such dates, Cordillera Solar paid an amount of USD 40 million with funds obtained through the loan described on Note 13.3.13.

Moreover, as a result of the acquisition, we have also consolidated the liabilities for the Junior Shareholder Loan Agreement granted to Cordillera Solar for a USD 1,768,897 balance, which on October 18, 2023, was also refinanced at a 9% annual rate to be paid 24 months after the refinancing date.

As of December 31, 2023, the loans balance amounts to Ps.14.63 billion.

Loan from Banco Santander International to subsidiary Cordillera Solar VIII S.A.

On October 18, 2023, our subsidiary Cordillera Solar agreed to enter, as borrower, into a financing with Banco Santander International for an amount of US$40 million at an annual rate of 6.5%, with a 24-month maturity. As of December 31, 2023, the outstanding amount under this loan is US$40.54 million, equivalent to approximately Ps. 32.78 billion, which is guaranteed with financial securities.

Central Puerto S.A. Program of Corporate Bonds

On July 31, 2020, our Special Shareholders’ Meeting approved the creation of a new global issuance program of corporate bonds for a maximum amount of up to US$500,000,000 (or its equivalent in other currency), which shall be issued at short, mid or long term, simple, not convertible into shares, under the terms of the Corporate Bonds Act (the “Program”). Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the Shareholders’ Meeting. On October 29, 2020, CNV approved the creation of such program, which shall expire on October 29, 2025, in accordance with the regulations in force.

Within this program framework, we issued two types of corporate bonds. On the one hand, on September 17, 2023, the paying in and liquidation of the Class A Corporate Bond (CB) took place, denominated, paid-in and payable in US dollars abroad. The characteristics of this CB are the following: (i) face value issued: US$37,232,818, (ii) interest rate, determined by bidding: 7%, (iii) periodicity of the interest coupon: six months, (iv) amortization: bullet, (v) term: 30 months to be counted as from September 17, 2023 and (vi) applicable law and deposit place: Argentina, Caja de Valores S.A. On the other hand, on October 17, 2023, the paying in and liquidation of the international bond denominated “10% Senior Notes due 2025” (Class B CB) took place. Such bond is denominated, paid-in and payable in US dollars abroad, under the Reg S scheme. The characteristics of this bond are the following: (i) face value issued: US$50,000,000, (ii) interest rate, determined by bidding: 10%, (iii) periodicity of the interest coupon: six months, (iv) amortization: bullet, (v) term: 24 months to be counted as from October 17, 2023 and (vi) applicable law and deposit place: New York, Euroclear.

Finally, on October 20, 2023, we decided to reopen the Class A CB. This procedure allows to offer in the market a security which replicates the conditions of the security already offered, incorporating the interest rate determined in the original offer (7%) and to bid the price. As a result of this process, we issued additional US$10,000,000 for the Class A CB, with an issuance price of 102.9%.

CP Manque S.AU. and CP Los Olivos S.A.U. Program of Corporate Bond

On August 26, 2020, under Resolution No. RESFC-2020 – 20767 – APN.DIR#CNVM, the public offering of the Global Program for the Co-Issuance of Simple Corporate Bonds (not convertible into shares) by CP Manque S.A.U. and CP Los Olivos S.A.U. (both subsidiaries of CPR, and together the “Co-issuers”) for the amount of up to US$80,000,000 was authorized. By virtue of such program, the Co-Issuers may issue corporate bonds, of different class and/or series, that may qualify as social, green and sustainable marketable securities under the criteria established by CNV in that regard.

Within the framework of the mentioned program, dated September 2, 2020, Corporate Bonds Class I were issued for an amount of US$35,160,000 at a fix 0% interest rate expiring on September 2, 2023. Such bonds were fully repaid at maturity; and Corporate Bonds Class II were issued for 1,109,925 at a variable interest rate equivalent to BADLAR rate, plus an applicable margin of 0.97% expiring on September 2, 2021, which was fully cancelled on that date.

On June 24, 2020, the Board of Directors of CPSA decided to guarantee unconditionally the co-emission of corporate bonds of its subsidiaries CP Manque S.A.U. and CP Los Olivos S.A.U. (the “Guarantee”). The Guarantee is an obligation with a common guarantee, not subordinated and unconditional of ours, and shall have at all times, the same priority rank regarding our non-guaranteed and unsubordinated obligations, present and future. The Guarantee was instrumented through our signature in our capacity as co-signer of the permanent global certificates deposited in Caja de Valores S.A., in which the Corporate Bonds Class I and Corporate Bonds Class II of CP Manque S.AU. and CP Los Olivos S.AU. are represented.

As of December 31, 2023, Corporate Bonds Class I and Class II were fully repaid.

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

We expect our operating and financial performance in the future to benefit from the increase of our power generation capacity.

Works for the closing cycle of the Brigadier Lopez Plant have started and are pending completion.  In February 2024, the agreement with the constructor, SACDE was formalized. Under such agreement, all the necessary works and services to convert the plant into a combined cycle were defined, with the “notice to proceed” having been delivered on February 26, 2024. Works are expected to be completed during 2025. The plant, which has a dual-fuel Siemens SGT5-4000 F gas turbine with a total nominal power of 292 MW, is expected to increase its capacity by 140 MW thanks to the closing cycle, reaching a total power output of 432 MW, increasing its efficiency and consequently its dispatching. The steam turbine has a 10-year PPA with CAMMESA.

Several factors have affected our plans for our prospect projects: (a) the economic recession in Argentina, (b) the decrease in demand of electric energy, and (c) the lack of available financing. These circumstances have affected and may continue to affect not only the Brigadier López project but also the possibility of new expansion projects and opportunities. We purchased one General Electric gas turbine with a capacity of 373 MW and 130 hectares of land in the north of the Province of Buenos Aires, the new General Electric gas turbine could either be applied to new or existing projects. See “Item 5.A Operating Results—Factors Affecting our Results from Operations—Expansion of Our Generating Capacity”.

The changes made to the Spot Sales Regulatory Framework may help the Argentine Government’s fiscal deficit reduction, since it may reduce the subsidies needed for the sector. We have no control over tariffs and cannot assure that the Argentine Government will restore term market sales under contracts for conventional energy. See “Item 3.D. Risk Factors—Risks Relating to the Electric Power Sector in Argentina—The Argentine Government has intervened in the electric power sector in the past and is likely to continue intervening” and “Item 3.D.—Risk Factors—Risks Relating to Our Business—Our results depend largely on the compensation established by the Secretariat of Energy and received from CAMMESA”.

In terms of the performance of our plants, we estimate that our existing plants will achieve availability factors consistent with their average historical performances over the past ten years and in the case of our combined cycle units that the plants will achieve availability factors consistent with the assurances provided by our vendors. We also estimate that the capacity factor of our hydro plant will be consistent with its historical average performance since the plant was awarded its concession in 1994 and that the capacity factor of our wind farm projects will be consistent with our wind studies that have been certified by renowned international experts. However, we cannot assure you that the expected availability factors and capacity factor will be consistent with past performance or with the assurances provided by vendors.

A substantial portion of our remuneration is currently based on fixed capacity and not generation levels. Our power plants are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance”.

The HPDA Concession Agreement executed between us and the Argentine Government, pursuant to which we were permitted to operate our Piedra del Águila plant, expired on December 28, 2023, and did not provide for an automatic renewal. Resolution No. 574/2023, published on July 11, 2023, extended for 60 days (extendable for another 60 days) the termination date of the HPDA Concession Agreement, among other national hydroelectric power plants whose concession term expired during 2023. Another renewal of such period was established by Resolution 02/24, issued by the Secretariat of Energy, which was set to expire on April 27, 2024. In addition, on March 15, 2024, Resolution 33/24, issued by the Secretariat of Energy, extended once again the transition period for 60 days setting the expiration date on June 28, 2024.

We currently intend to continue renewing the HPDA Concession Agreement. The government is supposed to determine a new regulatory framework for the whole electricity market, and this would foster a decision regarding the future of all hydroelectric concessions, where a new tender offer is one possible alternative. If this is case, we would carefully evaluate the terms and conditions to determine if we participate or not. Any government’s decision regarding the future of hydroelectric concessions may adversely affect our results of operations (“Item 3.D.—Risk Factors—Risks Relating to Our Business).

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

We also assume an increase in our number of employees related to our recent acquisitions and expansion projects, but we believe that wages will remain in line with current levels. We cannot assure you that our operating or other costs will not increase at higher rates. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Government measures, as well as pressure from labor unions, could require salary increases or added benefits, all of which could increase companies’ operating costs,” “Item 3.D.—Risk Factors Relating to Our Business—We could be affected by material actions taken by the trade unions,” “Item 3.D.—Risk Factors—Risks Relating to the Electric Power Sector in Argentina—We operate in a heavily regulated sector that imposes significant costs on our business, and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations” and “Item 3.D.—Risk Factors—Risks Relating to Our Business—Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, liquid fuel”.

We intend to continue focusing on improving our efficiency, not only with regards to the management of the generation units, but also in the administration of our resources, in order to continue working towards positioning ourselves as one of the leading companies in the electrical and forestry sectors in Argentina. In this sense, during fiscal year 2023 we have acquired: a) the thermal generation plants belonging to CECO, made up of six turbo-steam units with an installed capacity of 1,131 MW and two combined cycle power plants whose power is 1,173 MW; later on, during 2023, we requested CAMMESA to derate the installed capacity of the Buenos Aires combined cycle to 277 MW and, in February 2024, we asked for the decommissioning of the steam generation units COSTTV04 and COSTTV06, for a total installed capacity of 120 MW and 350 MW, respectively; b) the companies Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. which own more than 88,000 hectares of forestry assets and c) a solar farm located in the province of San Juan with an enabled power of 105 MW. In this way, we will continue to focus on the expansion of our electricity generation and forestry production capacity, thus consolidating ourself as a leading company in the electricity and forestry sector. In addition, we have recently made our first step into the mining industry with the acquisition of a 4% stake in AbraSilver, which will allow us to enhance our understanding of the industry and potentially continue to expand in this sector. See Item 4 - Recent Developments - Acquisition of interest in AbraSilver.

Item 5.E Critical Accounting Estimates

See Item 17 - Financial Statements - Note 2.3 - Significant accounting estimates and assumptions.

Item 6 Directors, Senior Management and Employees

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

According to our bylaws, our Board of Directors must be composed of nine directors for three-year periods and its composition shall be renewed by one-third of the members. Our shareholders may also appoint an equal or lesser number of alternate directors. As of the date of this annual report, and until the shareholders meeting approving our consolidated financial statements for the fiscal year ended December 31, 2023, is held, our Board of Directors is composed of nine directors and nine alternate directors.  All of our directors reside in Argentina.

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

The latest election relating to our Board of Directors took place at the ordinary shareholders’ meeting held on April 28, 2023, and the latest version of our bylaws was approved on December 29, 2022. See “Item 10.B. Memorandum and articles of association—Statutory Provisions concerning our Board of Directors”.

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

The following table sets forth the current composition of our Board of Directors:

Name	Title	Date of first appointment to the board	Date of expiration of current term	Date of birth
Miguel Dodero	Chairman of the Board	September 21, 2015	December 31, 2025	February 16, 1955
Guillermo Rafael Pons*	Director	April 30, 2020	December 31, 2023	September 22, 1964
Martina Blanco	Director	April 29, 2022	December 31, 2023	October 18, 1987
José Luis Morea*	Director	April 30, 2019	December 31, 2025	October 19, 1954
Martin Lhez*	Director	April 29, 2022	December 31, 2023	April 21, 1968
Diego Gustavo Petracchi	Director	April 27, 2018	December 31, 2023	July 17, 1972
Tomás José White*	Director	April 27, 2018	December 31, 2025	May 18, 1957
Jorge Eduardo Villegas*	Director	April 28, 2017	December 31, 2024	January 9, 1949
Marcelo Atilio Suvá	Director	July 22, 2008	December 31, 2024	July 27, 1948
Mario Elizalde	Alternate Director	July 11, 2007	December 31, 2024	July 26, 1954
Martin Orozco*	Alternate Director	April 28, 2023	December 31, 2025	October 1, 1965
Ramon Nazareno Ulloa*	Alternate Director	April 29, 2022	December 31, 2023	August 13, 1960
Adrián Gustavo Salvatore	Alternate Director	April 27, 2018	December 31, 2025	April 26, 1967
Rubén Omar López	Alternate Director	April 27, 2018	December 31, 2023	April 17, 1964
José Manuel Pazos	Alternate Director	September 21, 2015	December 31, 2024	September 14, 1971
José Manuel Ortiz*	Alternate Director	April 29, 2022	December 31, 2025	August 6, 1960
Gabriel Enrique Ranucci*	Alternate Director	April 30, 2020	December 31, 2023	April 7, 1974
Alejo Villegas*	Alternate Director	April 30, 2021	December 31, 2023	February 16, 1980

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

Guillermo Rafael Pons holds a degree in Accounting from the National University of Comahue, completed a master’s in Business Administration at the International Business School, and has a postgraduate degree in Comprehensive Risk Management at the University of San Andres. He served as Secretary of Finance of the Municipality of Neuquén and was Director General of Administration of the Ministry of Government and Justice of Neuquén and Administrative Manager of the Executing Unit of External Financing, in the Province of Neuquén. He was hired as a Consultant by the Superintendency of Economic Management of the Province of Rio Negro, by the IDB, Aguas Rionegrinas, Legislature of Rio Negro, UNDP, and was an Accounting Advisor at Banco Provincia del Neuquén S.A. He was Director of the Pension Fund for Professionals in Economic Sciences and Vice President of the College of Accountants of Cipolletti, both in the Province of Rio Negro. He joined Banco Provincia del Neuquén S.A. in 2012, as Assigned to the General Management, and in 2013 he was appointed Deputy General Manager of Risk Management and Regulatory Compliance. On December 10, 2019, he was appointed Minister of Economy and Infrastructure of the Province of Neuquén.

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

Marcelo Suvá holds a degree in Economics from the Universidad Católica Argentina. He has served as alternate director of our Board of Directors since 2008. Since 2020 he has served as vice president of CPSA. He was shareholder of Coinvest SA, a private equity company, as well as of MBA Banco de Inversiones S.A. (currently known as Lazard Argentina SA), a leading Argentine investment bank, where he was also member of its Board of Directors and took part in various M&A transactions. He also served as Director of HNQ. Distrilec Inversora S.A. He also serves as director of Distrilec Inversora S.A. and alternate Director of IGCE SA, DGCU SA, DGCE SA and RPS Consultores S.A. He currently serves as chairman of the Governing Board at Universidad Austral.

Mario Elizalde is an Agricultural Production Engineer, graduated from the Argentine Catholic University, holds a Master of Science degree from Texas A&M University and in 2018 graduated as a Secondary and University Professor at the Austral University. Between 1995 and 1999, Mr. Elizalde served as General Manager of Call Center S.A., a Citicorp Equity Investments (CEI) Value Added Telecommunications Services company. From 1982 to 2010, he was Manager and Agricultural Advisor of Sociedad Lanz, for the Administration of Agribusiness in the provinces of Buenos Aires and La Pampa. In addition, from 2000 to 2007, he served as Executive Director of Telinver S.A., a Telefónica Group company. Subsequently and after the merger by absorption of Telinver S.A. in 2008, he served as Executive Director and Property Manager of the company’s operations in Chile, Peru and Argentina until 2015. From July 2007 to September 2015, he held the position of Director of Central Puerto S.A, as well as Member of the Audit Committee and President of the same during the years 2012 and 2013. During 2017 and 2018 he was Alternate Director of Compañías Central Puerto S.A. and Distribuidora de Gas Cuyana. Since 2019 he has been teaching History of Economic Thought classes at the Faculty of Business Sciences of the Austral University. As of May 2022, he is the Independent Principal Director of Central Puerto S.A.

Martín Orozco is a public auctioneer, he previously graduated from the high school Escuela Argentina Modelo. He currently works as an Agricultural and forestry producer. In the past he founded Fundación ZORBA which is an organization for the purpose of Environmentalism and Animal Rescue and is a columnist for the newspaper LA NACION since 2022.

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

Adrián Gustavo Salvatore holds a degree in law from the Universidad de Buenos Aires and an MBA in a joint degree from the Universidad del Salvador (Argentina) and the Universidad de Deusto (Spain). From 1993 to 1997 he worked at the legal and regulatory department of ESEBA, where he was in charge of the process of privatizing the company. From 1997 to 2003, he worked as legal manager at COMESA, Comercializadora de Energía, and in 2003 he joined the law firm Bruchou, Fernández Madero, Lombardi & Mitrani, as part of their regulatory and public services department. He has worked in the regulatory department of Central Puerto since 2008, he served as a Director in CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico) from 2008 to 2014 and he currently serves as Institutional Relations Director. He has served as President in CP Renovables S.A., Proener S.A.U., Forestal Argentina S.A., Loma Alta S.A., Empresas Verdes Argentinas S.A., Estancia Celina S.A., Las Misiones S.A., Cordillera Solar VIII S.A., and CP Servicios Renovables S.A. since 2024. He has also served as Vicepresident in CP Manque S.A.U., and CP Olivos S.A.U. since 2024, and in Vuelta de Obligado S.A. since 2023. He has served as Director in CP Achiras S.A.U., CP Energy Solutions S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva S.A.U. II, CP La Castellana S.A.U., and Puerto Energia S.A.U. since 2024, and in Termoelectrica Jose de San Martin S.A. since 2023.

Rubén Omar López holds a degree in Electrical Engineering from the Universidad Tecnológica Nacional. He also holds a postgraduate degree in Business Management from Universidad de Buenos Aires. From 2013 to 2019, he was our planning and regulation manager, from 2019 to April 2020 he was our Strategic Planning Director. Since April 2020, he is our Renewable Energy Manager. He has more than 30 years of experience in the utilities sector, where he has held different positions both in technical and commercial areas. In addition, he currently serves as alternate director of EDESUR S.A. and director of Distrilec Inversora S.A. and Central Puerto S.A. He currently serves as Chairman of: CP Achiras S.A.U., CP La Castellana S.A.U., CPR Energy Solutions S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., CP Manque S.A.U. and CP Los Olivos S.A.U., In addition, he has been a director in Compañía Administradora del Mercado Mayorista Eléctrico (CAMMESA) since 2015 to August 2019.

José Manuel Pazos holds a degree in law from the Universidad Católica Argentina. He also holds a postgraduate degree in Utilities’ Economic Regulation from the Universidad Austral. He has served as General Counsel, Head of Legal Area and alternate director of our Board of Directors since 2015. From 1997 to 2002, he served as lawyer of the Argentine Secretariat of Energy and Emprendimientos Binacionales S.A. (EBISA), and, from 2003 to 2014, he worked for the law firm, Bruchou, Fernández Madero & Lombardi. Between 2007 and 2008, he worked for Simpson Thacher & Bartlett LLP in New York. Currently he serves as director of CP Manque S.A.U and alternate director of Central Puerto S.A., Distrilec Inversora S.A., CP Renovables S.A., CP Achiras S.A.U., CPR Energy Solutions S.A.U., CP La Castellana S.A.U., Puerto Energía S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., CP Manques S.A.U. and CP Los Olivos S.A.U.

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

Gabriel Enrique Ranucci holds a Law degree from the University of Belgrano in 1999. Since 2001 he joined as Legal Advisor of the Subsecretariat of Public Revenues of the Province of Neuquén, until 2012. From 2012 to 2015 he was appointed Director General of Legal of the Provincial Directorate of Revenues of the Province of Neuquén.From 2015 to 2017 he was appointed Provincial Director of Legal Affairs and Concessions dependent on the Subsecretariat of Public Revenues of the Province of Neuquén.From December 10, 2017, to the present, he has been appointed as Administrative Technical Coordinator of the Ministry of Energy and Natural Resources of the Province of Neuquén.

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

The acts or agreements that a company enters into with a related party involving a relevant amount shall fulfill the requirements set forth in Section 72 and 73 of Argentine Capital Markets Law. Under Section 72, the directors and syndics (as well as their ascendants, descendants, spouses, brothers or sisters and the companies in which any of such persons may have a direct or indirect ownership interest) are deemed to be a related party. A relevant amount is considered to be that which exceeds 1.00% of the net worth of the company as per the latest balance sheet. The board of directors or any of its members shall require from the audit committee a report stating if the terms of the transaction may be reasonably considered adequate in relation to normal market conditions. The company may proceed with the report of two independent evaluating firms that shall have informed them about the same matter and about the other terms of the transaction. The board of directors shall make available to the shareholders the report of the audit committee or of the independent evaluating firms, as the case may be, at the main office on the business day after the board’s resolution was adopted and shall communicate such fact to the shareholders of the company in the respective market bulletin. The vote of each director shall be stated in the minutes of the board of directors approving the transaction. The transaction shall be submitted to the approval of the shareholders of the company when the audit committee or both evaluating firms have not considered the terms of the transaction to be reasonably adequate in relation to normal market conditions. In the case where a shareholder demands compensation for damages caused by a violation of Section 73, the burden of proof shall be placed on the defendant to prove that the act or agreement was in accordance market conditions or that the transaction did not cause any damage to the company. The transfer of the burden of proof shall not be applicable when the transaction has been approved by the board of directors with the favorable opinion of the audit committee or the two evaluating firms.

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

Independence Criteria of Directors

In accordance with the provisions of Section 4, Chapter I, Title XII “Transparencia en el Ámbito de la Oferta Pública” and Section 11, Chapter III, Title II “Órganos de Administración y Fiscalización, Auditoría Externa” of the CNV rules, we are required to report to the shareholders’ meeting, prior to vote the appointment of any director, the status of such director as either “independent” or “non-independent”. At present José Luis Morea, Tomas José White, Jorge Eduardo Villegas, Oscar Luis Gosio, Guillermo Rafael Pons, Alejo Villegas, Martín Lhez, Mario Elizalde, José Manuel Ortiz, Ramón Nazareno Ulloa and Gabriel Enrique Ranucci are independent members of our Board of Directors according to the criteria established by the CNV, which may differ from the independence criteria of the NYSE and NASDAQ. See “Item 6. —Audit Committee” for further details about independence requirements of the members of our Audit Committee at the time of the offering.

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

Fernando Roberto Bonnet holds a degree in Accounting from the Universidad Nacional de Buenos Aires. In addition, from 2009 to 2010, he completed a graduate level course in Executive Business Administration by the IAE Business School, Universidad Austral. Since April 1, 2021, he serves as the Chief Executive Officer of the Company, having served from March 2020 to March 202 as our Chief Operating Officer, from 2010 to March 2020, as our Chief Financial Officer and from 2008 to 2010 as our tax manager. Previously he also served as tax manager of Ernst & Young Argentina. Mr. Bonnet currently serves as alternate director of CP Achiras S.A.U., CPR Energy Solutions S.A.U., Puerto Energía S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., CP Manque S.A.U. and CP Los Olivos S.A.U.

Enrique Terraneo holds a degree in Accounting from the Universidad Nacional de Buenos Aires. In addition, from 2009 to 2010, he completed a graduate level course in Executive Business Administration in IAE Business School, Universidad Austral. Since April 2021, he serves as our Chief Financial Officer. Previously, he served as new business manager in Lartirigoyen y Cia. From 2019 to 2020, he served as CFO of Banco de Inversion y Comercio Exterior. Between 2006 and 2019, he served as our finance manager. Previously he also served as audit manager of Ernst & Young Argentina.

Alberto Francisco Minnici holds a degree in Electrical Engineering from the Universidad Tecnológica Nacional. Mr. Minnici has 37 years of experience in the electric power industry. He has served as Central Puerto’s Production and Combined Cycle Plant Manager since 2015. Previously, he served as Plant Operations Manager of the Puerto Complex from 2012 to 2015 and as Plant Operations Manager of the combined cycle plant of the Puerto Complex located in the City of Buenos Aires from 2008 to 2012, among other positions within Central Puerto.

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

Justo Pedro Sáenz completed the “Advanced Management Program” at The Wharton School, University of Pennsylvania in the United States. He has served as alternate director of Central Puerto´s Board of Directors since 2008. From 2007 to 2016, he served as administration and human resources manager of Central Puerto, and since 2016 he serves as administration manager of Central Puerto. From 2005 to 2007, he worked at Cima Investments in the new business area. From 2003 to 2005, he served as Chief Financial Officer of Banco de Servicios y Transacciones S.A. In 2002, he co-founded Idun Inversiones S.A. From 2000 to 2001, he held the position of partner and finance manager of Softbank Latin America Ventures, Venture Capital Fund. From 1984 to 2000, he worked at Merchant Bankers Asociados, MBA Banco de Inversiones and MBA Sociedad de Bolsa. He has been a partner of Merchant Bankers Asociados since 1992, which was affiliated with Salomon Brothers and the investment company of Nicholas Brady, former U.S. Secretary of Treasury. In addition, he currently serves as a director of Proener S.A.U., Vientos La Genoveva S.A.U. y Vientos La Genoveva II S.A.U., and as an alternate director of IGCE, DGCU, DGCE, CP Renovables S.A., CP Patagones S.A.U., CP Achiras S.A.U., CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Manque S.A.U. and CP Los Olivos S.A.U.

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

Leonardo Katz holds a degree in Industrial Engineering from the Universidad Nacional de Salta. He also received an MBA degree in 2001 from Universidad del CEMA. He has more than 20 years of experience in the Generation sector. He has been the General Manager of Central Vuelta de Obligado S.A., in charge of the completion of the project and the closing of commercial litigation, currently remain as a Chairman. Previously Mr. Katz served in Central Puerto as Planning and Investments Manager (Dec’15 to Dec’19), Head of Internal Investment Planning (Apr’07-Dec’15). He served as Latam Senior Market Analyst since Set’97 in CMS Energy an American company who used to have assets in Argentina and Latam. He is a Director in the FONINVEMEN Projects since its completion.

For the biography of Mr., José Manuel Pazos, Rubén Omar López, and Adrián Salvatore see “Item 6. —Board of Directors”.

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

During the annual ordinary shareholders’ meeting convened for April 30, 2024, the shareholders will consider the approval of the directors’ fees that amounted to a total of Ps. 48,716,126.00 for services rendered in 2023. As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

Compensation of our Senior Officers

In 2023, our management received compensation and fees totaling Ps. 1,215.4 million (in nominal values), of which Ps. 439.3 million consisted of an annual bonus. The annual bonus to management is normally between three and four times their salaries and is based on certain performance thresholds related to the amount of work performed and the importance of such work to our business. We also compensate directors who perform managerial, technical and administrative functions for their roles both as directors and as executive officers.

Senior Officers are entitled to the revenue sharing staff participation bonus described on article 33 of our By-laws.

Compensation of our Supervisory Committee

During the annual ordinary shareholders’ meeting convened for April 30, 2024, the shareholders will consider the approval of the Supervisory Committee’s fees of Ps. 5,533,500.00 (in nominal terms) for services rendered in 2023.

Executive Remuneration Clawback Policy

On November 30, 2023, our Board of Directors/ approved a new clawback policy (the “Clawback Policy”) in accordance with the listing requirements of the NYSE. The Clawback Policy, which became effective immediately, provides for the recovery of erroneously awarded incentive-based compensation received by current and former executive officers in connection with a financial restatement. A copy of our Clawback Policy is attached hereto as Exhibit No. 6.1.

Item 6.C Board practices

As of the date of this annual report, we do not have contracts with our directors providing benefits upon termination of employment.

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

The following criteria preclude a person from being considered “independent”: (i) being connected with the company or the company´s shareholders that have (direct or indirect) significant participations, or being connected with companies in which the aforementioned shareholders have (direct or indirect) significant participations; (ii) maintaining a frequent professional relation, of relevant nature and volume, with, or receiving remuneration or fees from, the company, its shareholders who have a (direct or indirect) significant participation, or companies in which the aforementioned shareholders have (direct or indirect) significant participations; (iii) maintaining a significant participation, through the possession of shares of the capital stock and/or the votes, in the company and/or in another company in which the company has a significant participation; (iv) on a regular basis, selling and/or providing goods and/or services of relevant nature and volume (directly or indirectly) to the company or to shareholders that have (direct or indirect) significant participations; (v) being the director, CEO, administrator or principal executive for a non-profit organization which has received funds in amounts exceeding those established by Resolution No. 30/2011 of the UIF (currently equivalent to 150 Minimum Living and Mobile Wages) from the company or its parent company; (vi) receiving any payments from the company or companies of the same group other than fees as a director or dividends as shareholder; and (vii) being a member of the administrative or supervisory committee and/or holding a significant participation (directly or indirectly) with respect to one or more companies that are registered as Agente de Negociación, Agente de Liquidación y Compensación y/o Agente de Corretaje de Valores Negociables.

It is necessary to comply with all the conditions of independence set forth above for at least three years before the appointment. Our Audit Committee is composed of three members designated by our Board of Directors. Mr. Tomás José White, Mr. José Luis Morea and Mr. Jorge Eduardo Villegas are independent under Rule 10A-3 of the Exchange Act (“Rule 10A-3”) and applicable NYSE standards, which are different from the general test for independence of board and committee members. Our board of directors has determined that Mr. Tomas White qualifies as a financial expert within the meaning of the rules adopted by the Commission relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.

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

Additionally, the Audit Committee is required to prepare an annual working plan and present it to the Board of Directors and the Supervisory Committee. Members of the Board of Directors, members of the Supervisory Committee and external independent accountants are required to attend the meetings of the Audit Committee if the Audit Committee so requests it and are required to grant the Audit Committee full cooperation and information. The Audit Committee is entitled to hire experts and counsel to assist it in its tasks and has full access to all of our information and documentation.

The following chart shows the members of our Audit Committee according to the resolution passed at the Board of Directors’ meeting held on April 28, 2023:

Name	Title	Date of first appointment to position	Date of birth	Status(1)
Tomás José White	Member	May 14, 2018	May 18, 1957	Independent
Jorge Eduardo Villegas	Member	May 11, 2017	January 9, 1949	Independent
José Luis Morea	Chairman	May 13, 2019	October 19, 1954	Independent
Mario Elizalde	Alternate Director	July 11, 2007	July 26, 1954	Independent
José Manuel Ortíz	Alternate Director	April 29, 2022	August 6, 1960	Independent

(1)	Status based on rules of the CNV and the Commission.

For the biographies of the members of our Audit Committee, see “Item 6. —Board of Directors”.

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and are vested with the powers set forth by the Argentine Corporate Law and other applicable legal provisions. Any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expired on December 31, 2023, the election of the new members will be held on April 30, 2024.

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

The following are the academic and professional backgrounds of our Supervisory Committee members:

Carlos C. Adolfo Halladjian holds a degree in Accounting, magna cum laude, from the Universidad de Buenos Aires. He has served as a syndic of our Supervisory Committee since 2013. He has been a partner of the Halladjian y Asociados accounting firm since 2010. He serves as syndic of the following companies: Proener S.A.U., CVOSA, TJSM, Empresa Distribuidora Sur Sociedad Anónima (EDESUR S.A), CP Renovables, CP La Castellana S.A.U., CP Achiras S.A.U., CPR Energy Solutions S.A.U., Distrilec Inversora S.A., Hidrodistribución S.A, PB Distribución S.A, RPE Distribución S.A., Puerto Energía S.A.U., Estudio Halladjian SRL, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U., as well as an alternate syndic of the following companies: DGCU, CP Manque S.A.U. and CP Los Olivos S.A.U.

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

Item 6.D Employees

We had 1,181 employees as of December 31, 2023, 865 employees as of December 31, 2022, and 861 employees as of December 31, 2021. The number of our employees has been increased due to our recent acquisitions, for more information see “Item 4. Information on the Company—Recent Developments”. The following table breaks down the number of our employees and their affiliation with unions for the periods indicated:

		Puerto Complex	Luján de Cuyo plant	Piedra del Águila plant	Brigadier López plant	San Lorenzo plant	Costanera Complex	CP La Castellana	CP Achiras	Vientos La Genoveva	Vientos La Genoveva II	CP Manque	Forestry Segment	Cordillera Solar VIII	CVOSA
2021	Subtotal outside CBA	116	9	4	1	11	—	1	1	1	—	2	—	—	31

	APJAE	—	—	—	—	6	—	—	—	—	—	—	—	—	6
	APSEE	89	—	—	—	—	—	—	—	—	—	—	—	—	—
	LYF	302	—	—	—	—	—	—	—	—	—	—	—	—	—
	FATLYF	—	82	43	67	25	—	—	—	—	—	—	—	—	34
	APUAYE	—	16	5	—	2	—	—	—	—	—	—	—	—	7
	Subtotal under CBA	391	98	48	67	33	—	—	—	—	—	—	—	—	47
	Total	507	107	52	68	44	—	1	1	1	—	2	—	—	78

2022	Subtotal outside CBA	136	8	5	5	7	—	1	1	1	—	1	—	—	34

	APJAE	—	—	—	—	6	—	—	—	—	—	—	—	—	6
	APSEE	89	—	—	—	—	—	—	—	—	—	—	—	—	—
	LYF	286	—	—	—	—	—	—	—	—	—	—	—	—	—
	FATLYF	—	80	38	67	25	—	—	—	—	—	—	—	—	35
	APUAYE	—	16	5	—	3	—	—	—	—	—	—	—	—	10
	Subtotal under CBA	375	96	43	67	34	—	—	—	—	—	—	—	—	51
	Total	511	104	48	72	41	—	1	1	1	—	1	—	—	85

2023	Subtotal outside CBA	161	11	14	13	7	19	1	1	1	1	1	22	5	31

	APJAE	—	—	—	—	6	—	—	—	—	—	—	—	—	7
	APSEE	93	—	—	—	—	73	—	—	—	—	—	—	—	—
	LYF	291	—	—	—	—	263	—	—	—	—	—	—	—	—
	FATLYF	—	82	30	64	23	—	—	—	—	—	—	—	—	36
	APUAYE	—	17	5	—	4	—	—	—	—	—	—	—	—	9
	Subtotal under CBA	384	99	45	64	33	336	—	—	—	—	—	—	—	52
	Total	545	110	49	77	40	355	1	1	1	1	1	22	5	83

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

Item 6.E Share Ownership

Share Ownership

The table below sets forth information concerning the share ownership of our directors and members of our administrative, supervisory or management bodies as of April 29, 2024:

Name	Title	Shares	% of shares
Marcelo Suvá	Director	1,500,000	0.10%
Fernández Barbiero, Martín	Compliance and Internal Audit Manager	285	0.00%
Leonardo Katz	Strategic Planning Director	2,675	0.00%
Enrique Terraneo	CFO and Alternate Director	4,000	0.00%
Mario Elizalde	Alternate Director	28,600	0.00%

Item 6.F Disclosure of a registrant’s action to recover erroneously awarded compensation

Not Applicable

Item 7. Major Shareholders and Related Party Transactions

Item 7.A. Major Shareholders

As of April 29, 2024, we had 1,514,022,256 outstanding shares of common stock with a par value of Ps.1.00 per share. Each share of common stock is entitled to one vote. We do not have any preferred shares outstanding and only have one class of common shares outstanding. Of the 11,277,623 common shares held by Central Puerto and subsidiaries, 8,851,848 are held by Proener S.A.U., 125,782 are held by CP Renovables S.A, and 2,299,993 are held by Central Puerto S.A.

The following table sets forth certain information known to us concerning the beneficial ownership over 5.00% or more of our common shares as of April 29, 2024 (except as set forth below).

Beneficial Owner	Shares	% of shares
Plusener S.A.(1)	158,073,984	10.44%
Argentine Government	124,949,112	8.25%
Guillermo Pablo Reca(2)	172,737,169	11.41%
Eduardo José Escasany(3)	78,837,913	5.12%
Senior Management and Directors**	1,535,560	0.10%
Other Shareholders(4)	977,888,518	64.68%
Total	1,514,022,256	100.00%

**	Marcelo Suvá, Enrique Terraneo, Leonardo Katz, Mario Elizalde and Martín Fernández Barbiero each own less than 1.00% of the outstanding common stock.

(1)	According to Schedules 13G filed with the Commission by Plusener S.A. on February 6, 2020.
(2)	According to Schedules 13G filed with the Commission by Guillermo Pablo Reca on February 9, 2022.
(3)	According to Schedules 13G filed with the Commission by Eduardo José Escasany on February 14, 2021.
(4)	No other shareholder has beneficial ownership of more than 5.00% of our common shares. None of our senior officers own any of our common shares.

As of April 19, 2024, we had approximately 28,806,187 ADSs outstanding.

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

On December 16, 2016, at a meeting of our shareholders, our shareholders decided to reduce the voluntary reserve by Ps. 1,324,769,474 and capitalize such funds through the payment of a dividend in shares of seven new shares of common stock with a par value of Ps. 1.00 per share for each outstanding share of common stock. Following such capitalization and dividend of shares, and as of the date of this annual report, we have 1,514,022,256 outstanding shares of common stock with a par value of Ps.1.00 per share.

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

Management Assistance Agreement

RMPE provides certain administrative, financial, commercial, human resources , Strategic planning and general management services to us under the terms of the management assistance proposal as amended and assigned (the “Assistance Proposal”). Guillermo Pablo Reca currently serves as regular director and holds equity in RMPE. The Assistance Proposal was formally extended in 2022 for a five-year term, with this agreement now terminating on December 2027. We must pay a fee equal to one and a half percent (1.50%) of our consolidated annual gross sales revenues . The amount accrued under this agreement in year ended December 31, 2023, was Ps. 3,282,121 million . Other  than the management assistance services, we receive from RMPE, a lease between us, as lessor, and RMPE, as lessee, involving a monthly payment of Ps.108,000.

For more information on the related party transactions, see Note 18 to our Audited Consolidated Financial Statements.

CP Renovables Stock Option Agreement

On January 18, 2017, CP Renovables entered into a stock option agreement with its then chairman and general manager (or CEO), Guillermo Pablo Reca (“the minority shareholder”), pursuant to a stock option plan approved by CP Renovables’ shareholders on April 28, 2016. Under the stock option agreement, the minority shareholder had the obligation, for a three-year term, to (i) develop the CP Renovables business by, among other things, facilitating investments, proposing acquisitions and business opportunities for the expansion of renewable energy projects, and (ii) lead the development of the existing projects of CP Renovables. In addition, the minority shareholder has the right to purchase up to 10% of the fully diluted capital stock of CP Renovables, in whole or in part, in one or more acquisitions, at any time prior to the seventh anniversary of the date of execution of the stock option agreement.  This latter right to purchase up to 10% of the fully diluted capital stock of CP Renovables is composed by the right to acquire (a) 63,058,342 class B shares of CP Renovables (the “Initial Option Shares”), and (b) an additional number of class B shares which, in the aggregate with the Initial Option Shares, should be equal to 10% of any capital stock increase made since the execution of the stock option agreement (the “Additional Option Shares”). The aggregate price for the Initial Option Shares (assuming all are purchased) has been agreed in US$3,963,690, while the purchase price of any Additional Option Shares will be the U.S. dollar equivalent (based on the exchange rate at the time of the relevant capital increase) of the subscription price per share paid for the shares of CP Renovables issued pursuant to such capital increases. The stock option agreement includes adjustments and anti-dilution protections, including with respect to in-kind capital increases and dividend distributions by CP Renovables, and other transactions such as stock splits and redenomination of par value. In addition, the minority shareholder can assign his rights under the stock option agreement without the consent of CP Renovables.

On November 15, 2023, the minority shareholder exercised the option and acquired the Initial Option Shares and the Additional Option Shares which, in the aggregate, amount to 3,216,342,299 class B shares, representing 10% of the capital stock of CP Renovables. The stock option was excercised within the term established in the contract.

Item 7.C Interests of experts and counsel

Not applicable.

Item 8. Financial Information

Item 8.A. Consolidated Statements and Other Financial Information

See Item 18 and our Audited Consolidated Financial Statements as of December 31, 2023, and for the years ended December 31, 2023, 2022, and 2021 included in this annual report.

Legal Proceedings

Income Tax Return for Fiscal Year 2014

In February 2015 we filed income tax returns for the nine-month period ended September 30, 2014, applying the adjustment for inflation mechanism established by the Argentine Income Tax Law. In addition, we filed our income tax return for the three-month period ended December 31, 2014, applying the same adjustment for inflation mechanism.

Later on, on July 27, 2021, the Argentine Tax Authorities issued a resolution through which it implemented an infringement investigation in relation to the income tax for the irregular fiscal periods ended September 30, 2014, and December 31, 2014, for the alleged omission included in Section 45, Law No. 11,683. On September 8, 2021, we submitted the corresponding deposition and the corresponding evidence. Based on the Tax Determination issued by AFIP on April 28, 2022, we appealed before the Argentine Fiscal Court (TFN) on May 23, 2022. By virtue of this appeal, the TFN declared the admittance of evidence through the resolution dated March 29, 2023; and to that effect, on October 26, 2023, the accounting expert’s report was furnished as evidence.

Action for Recovery—Income Tax Refund for Fiscal Period 2010

In December 2014, we, as merging company and continuing company of HPDA, raised a recourse action before fiscal authorities regarding the income tax for the fiscal period 2010,. This recourse action seeks to recover the income tax entered by HPDA in accordance with the lack of application of the inflation- adjustment mechanism established by the Income Tax Law. In December 2015, since the term stated by Law No. 11,683 elapsed, we brought a contentious-administrative claim before the National Court to ask for its right to obtain the income tax recovery.

In October 2018, the Company was served notice of the judgment issued by the Federal Contentious- Administrative Court No. 5, which granted the right to recourse. The judgment ordered tax authorities to return the amount of 67,612 (at historical values) to the Company plus the interest stated in the BCRA Communication 14290 and ordered that legal cost must be borne by the defendant. Such judgment was appealed by the National Tax Administration, and on September 9, 2019, Division I of the National Court of Appeals of the Federal Contentious- Administrative Court (“CNACAF”) confirmed the appealed judgment. On September 24, 2019, the National Tax Administration raised Federal Extraordinary Appeal (“REF”) against CNACAF judgment, which was replied by the Company. On October 29, 2019, CNACAF granted the REF and sent the file to the Argentine Supreme Court. On October 25, 2022, the Argentine Supreme Court (CSJN) confirmed the appealed decision. On March 21, 2024, CPSA collected the amount claimed plus the corresponding interest.

Action for recovery–Income Tax Refund for Fiscal Years 2009, 2011 and 2012

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

On April 22, 2016, after the term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Court. On September 27, 2019, the judge entered judgment rejecting the complaint filed by the Company. Such judgment was appealed by the Company last October 4, 2019. Room I of CNACAF (Argentine Appeal Court for Federal Contentious Administrative Matters) granted the appeal presented by the Company on March 11, 2020. Against this resolution, the Argentine Tax Authorities raised an Extraordinary Appeal. On October 25, 2022, the Argentine Supreme Court confirmed the decision made by the CNACAF and on November 27, 2023, CPSA collected the amount claimed plus the corresponding interest.

In December 2017, the Company, as merging company and continuing company of HPDA, filed a petition with the Argentine Tax Authorities for the recovery of 52,783 at historical values paid in excess by HPDA for payment of Income Tax for 2011 fiscal period. The purpose of such action is to recover the income tax paid by HPDA due to the failure to apply the adjustment for inflation mechanism aforementioned. On April 1, 2019 such claim was rejected by national fiscal authorities. Therefore, the Company filed an administrative and legal action on April 25, 2019. On September 13, 2022, the Company obtained a favorable first-instance judgment. This judgment was appealed by AFIP and it is still pending resolution.

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

Action for recovery–Income Tax for the fiscal year 2015

On December 23, 2020, we submitted before the fiscal authorities an action for recovery of the income tax for the fiscal year 2015 for the amount of Ps. 129,231 thousand (at historical values) unduly paid by us. The purpose of the action for recovery is to obtain reimbursement of the income tax paid by us based on the lack of application of the inflation adjustment mechanism set forth in the Argentine Income Tax Law. On April 22, 2021, we filed a recovery lawsuit before the Court for Contentious Administrative Matters against the Argentine Tax Authorities pursuant to the provisions of Section 82, subsection c of Law No. 11,683 (restated and amended 1998), on the grounds that the term established in the second paragraph of Section 81 of that body of rules had elapsed.

Action for recovery–Income Tax for the fiscal year 2016

On January 24, 2022, the Company filed before the tax authorities a recovery action of the income tax for the fiscal year 2016, for the amount of 189,376 (at historical values) unduly paid by CPSA. Such recovery action is aimed at obtaining the reimbursement of the income tax paid by CPSA based on the lack of application of the inflation adjustment mechanism set for by the Argentine Income Tax Act.

The Group considered the following, based on the opinion of its legal advisors and on the IFRIC 23 accounting guidelines:

1)	that it is probable that authorities will accept the Company's position and, therefore, it is not required to register a liability under such item, and

2)

regarding recourse actions for income tax, except for the case of recourse action by HPDA for the fiscal period 2011, that it is also probable that the positions adopted by the Company will be accepted in court; therefore, an asset has been recognized for such recourse actions.

The corresponding asset is included in the item “Other non-financial assets” of Non-Current Assets under “Income Tax Credits” and it amounts to Ps. 156,882 thousand and Ps.750,327 thousand as of December 31, 2023 and 2022, respectively.

Other taxes related to sales and to bank account transactions

Revenues from recurring activities, expenses incurred, and assets are recognized excluding the amount of sales tax, as in the case of value-added tax or turnover tax, or the tax on bank account transactions, except:

– where the tax incurred on a sale or on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as the case may be.

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

Dividends and Dividend Policy

The holders of ADSs are entitled to receive dividends to the same extent as the owners of our common shares. The information below describes the latest dividend distributions. Please bear in mind that the pesos informed are equivalent to the pesos distributed in that moment in time and are not adjusted by inflation as of December 31, 2023.

•	On December 23, 2022, we approved and made available dividends for Ps. 2.88 in cash per ordinary share which were paid on December 30, 2022. For ADR holders, dividends were paid on January 3, 2023.
•	On November 2, 2023, we announced the payment of dividends equivalent to Ps. 29.72 per share payable 93% in sovereign bonds and 7% in cash in Ps., distributed on November 16, 2023.
•	On December 1, 2023, we announced the payment of dividends equivalent to Ps. 32.43 per share payable 91.68% in sovereign bonds, 7% in cash in Ps. and 1.32% in cash in US$ distributed on December 18, 2023.
•	On December 15, 2023, we announced the payment of dividends equivalent to Ps. 11.00 per share payable 93% in cash in US$ and 7% in cash in Ps. distributed on December 27, 2023.
•	On January 2, 2024, we announced the payment of dividends equivalent to Ps. 5.75 per share payable 93% in cash in US$ and 7% in cash in Ps. distributed on January 11, 2024.

In the future, we could decide to pay dividends in accordance with applicable law and based on various factors then existing, including:

•	our financial condition, operating results and current and anticipated cash needs;
•	our strategic plans, business prospects and expansion capital expenditures;
•	general economic and business conditions;
•	our strategic plans and business prospects;
•	legal, contractual and regulatory restrictions on our ability to pay dividends; and
•	other factors that our Board of Directors may consider to be relevant.

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

Pursuant to the terms of the amendment to the Brigadier Lopez Loan between us and Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. dated December 22, 2020, we were precluded from making dividend payments during 2021 and limited to a maximum of US$25.0 million and US$20.0 million in dividends payment for 2022 and 2023, respectively.

On October 19, 2023, we made a prepayment to the syndicated loan celebrated with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC for an amount of US$49,043,078. This prepayment allowed Central Puerto to make dividend payments that were restricted by this loan. As of the date of this annual report, the Company has no restrictions associated with this loan to pay dividends After such payment, the principal due amounted to US$6,056,922,which was fully paid on January 12, 2024.

As of the date of this report, in accordance with the Central Bank regulations, we are required to obtain a prior authorization in order to have access to the FX Market to purchase the foreign currency (a step necessary to make international transfers) to pay dividends. However, as of the date of this annual report, there are no restriction from Central Bank to use the cash and equivalents in foreign currency that the company may hold in order to pay dividends to its shareholders.

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

Amount Available for Distribution

Dividends may be lawfully declared and paid only out of our earnings stated in our annual consolidated financial statements approved by the annual ordinary shareholders’ meeting. Under the Argentine Corporate Law, listed companies (such as ourselves) may distribute provisional dividends or dividends in advance resulting from interim financial statements.

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

Our Board of Directors submits our consolidated financial statements for the preceding fiscal year, together with reports thereon by our Supervisory Committee and the independent accountants, at the annual ordinary shareholders’ meeting for approval. Within four months of the end of each fiscal year, an ordinary shareholders’ meeting must be held to approve our annual consolidated financial statements and determine the appropriation of our net income for such year.

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

Item 8.B Significant Changes

The main subsequent events occurred after the closing date of the annual consolidated financial statements (December 31, 2023) are the following:

•	On January 2, 2024 our Board of Directors resolved to partially release the optional reserve for the payment of dividends, and to distribute dividends equivalent to the sum of Ps. 5.75 per share, payable 93% in cash in US$ and 7% in cash in Ps. distributed on January 11, 2024.

•	On February 7, 2024, the Secretariat of Energy issued Resolution No. 9/2024, which modified the remuneration scheme for capacity and energy applicable from February 1, 2024, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM. For further information on Resolution No. 9/2024, see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”.

•

On April 22, 2024, Proener S.A.U. entered into a share subscription contract granting it a 4% interest in the share capital of the Canadian company AbraSilver Resource Corp. See “Item 4. Information on the Company—Recent Developments— Acquisition of interest in AbraSilver”.

Item 9. The Offer and Listing

Item 9.A. Offer and listing details

Our shares are listed on the BYMA and, since February 2, 2018, have been listed on the NYSE under the symbol “CEPU”.

Item 9.B. Plan of Distribution

Not applicable.

Item 9.C. Markets

Our common shares are listed on the BYMA under the symbol “CEPU”. During 2023, the volume traded on the BYMA amounted to 204,128,301 shares. The total number of shares subscribed and integrated on December 31, 2023, was 1,514,022,256, of which 100% were listed and available to trade on the Buenos Ares Stock Exchange.

On February 1, 2018, we completed our IPO and on February 2, 2018, our ADSs representing our common shares began to trade on the NYSE under the symbol “CEPU”. From January 1, 2023, to December 31, 2023, the volume of ADRs traded on the NYSE amounted to 70,397,414, equivalent to 703,974,140 common shares.

Consequently, the total trading volume of our common shares during 2023 was 908,102,441.

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

Capital Stock

As of the date of this annual report, our capital stock amounts to Ps.1,514,022,256 and is represented by 1,514,022,256 common shares with a par value of Ps. 1.00 and one voting right each, all of them having been fully paid in and admitted to public offering.

As of the date of this annual report, two of our subsidiaries hold 11,277,623 of our common stock.

As of the date of this annual report, we are not aware of any individuals who hold, or who have agreed to hold, conditionally or otherwise, stock options, with respect to our common shares.

Articles of Incorporation and Bylaws

We are a corporation (sociedad anónima) organized and existing pursuant to the laws of Argentina. Our registered offices are domiciled in the City of Buenos Aires, Argentina. Central Puerto was created through Executive Decree No. 1222/92 dated February 26, 1992, in connection with the privatization process of SEGBA, and was registered with the Public Registry of Commerce on March 13, 1992, under No. 1,855 of Book 110, Volume A (Sociedades Anónimas). Central Puerto was created for a term of 99 years as from its registration with the Public Registry of Commerce.

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

Statutory Provisions concerning our Board of Directors

According to our bylaws, which were amended in September 2022, our Board of Directors is comprised by 9 directors that will hold office for three fiscal years and a third of its members shall be renewed annually. Our shareholders may also appoint an equal or lower number of alternate directors. As of the date of this annual report, and until the shareholders meeting approving the consolidated financial statements for the fiscal year ended December 31, 2023, our Board of Directors is comprised by 9 directors and 9 alternate directors. In the abovementioned shareholders meeting, the directors will be appointed with different terms of office to enable the implementation of the system of staggered terms of office set forth in Article 17 of our bylaws. Shareholders are entitled to elect up to one third of vacant seats on the board of directors by cumulative voting as set forth in Section 263 of the Argentine Corporate Law. The outcome of such voting will be computed per candidate, specifying the number of votes for each of them.

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

According to Section 26 of our bylaws, our Board of Directors has the broadest powers and authority in connection with our direction, organization and administration, with no limitations other than those set forth in the applicable laws and regulations. The chairman of the board is our legal representative.

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

Our Supervisory Committee will hold meetings at least once a month; meetings may be also called for at the request of any of its members, within five days from the date the request is submitted to the Chairman of the Supervisory Committee or the Board of Directors, as the case may be. Notice of all meetings shall be given in writing to the address indicated by each Statutory Auditor at the time of holding office.

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

Shareholders’ Meetings

Shareholders’ meetings will be called for by publishing notices in the Official Gazette and in one of Argentina’s major newspapers for five days, no less than 20 and no more than forty-five (45) days in advance of the scheduled date for the meeting. The notice will include the type of meeting, as well as the date, time and place where it will be held and the agenda. Ordinary and extraordinary shareholders’ meetings are subject to the quorum and majorities required by Section 79 of the Capital Market Law and Sections 243 and 244 of the Argentine Corporate Law.

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

Preemptive and Accretion Rights

Pursuant to Section 194 of the Argentine Corporate Law, upon a potential capital increase, each holder of common shares will be entitled to preemptive rights in respect of the newly issued common shares on a proportional basis to the number of shares already held. Preemptive rights can be exercised beginning on the last notice posted in the Official Gazette and in a major Argentine newspaper 30 days; provided, however, that such 30-day period may be reduced to no less than ten (10) days, if so approved at an extraordinary shareholders’ meeting.

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

Term

According to our bylaws, our company was created for a term of 99 years since the registration date with the Public Registry of Commerce. Such term may be extended by a decision made at an extraordinary shareholders’ meeting.

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

In line with the above CNV regulations set forth that an OPA applies in case of a person effectively acquiring, individually or in concert with other persons, a controlling interest in a listed company whether:

•	through the acquisition of shares or subscription rights or options granted by the issuing company itself on those shares, convertible securities or other similar securities which, directly or indirectly, may give the right to the subscription and/or acquisition of securities, or conversion of those shares with voting rights in that company;

•	through agreements with other holders of securities that, in a concerted manner, grant the necessary votes to form the corporate will in ordinary meetings or to elect or revoke the majority of the directors or members of the supervisory committee, as well as any other agreement that, for the same purpose, regulates the exercise of voting rights in the administrative organ or to whom the latter delegates the management. The CNV regulations clarifies that (a) this assumption will be applicable when (i) the parties to the agreement have acquired the voting shares of the company, acting individually or in concert within the 12 months prior to the signing of the agreement; or (ii) when a new shareholder promotes and subscribes an agreement with others in order to establish joint control of the affected company by reason of its entry as a shareholder; and (b) this situation shall not apply when a shareholding of less than 50.00% is acquired in a controlling company of a listed company and there is a prior agreement to which the new shareholder adheres, occupying the position held by the selling shareholder, without any change in the controlling company’s shareholding in the target company; or

•	in an indirect or supervening manner, including the cases of mergers or other corporate reorganizations.

In accordance with the above, CNV regulations further provide that once the controlling interest is reached such situation must be immediately disclosed to the market by the affected company.

•	The Argentine Capital Markets Law provides that the OPA procedure must be carried out after the takeover and the deadline for submitting the tender offer documents is one month from the moment the controlling interest is reached. Accordingly the OPA must be made within 90 calendar days from the date it becomes mandatory

Determination of the OPA Price

For an OPA in the case of a change in control, the Argentine Capital Markets Law and CNV regulations establish that the “equitable price” to be offered will be determined as the higher of the following:

(a)

the highest price that the offeror has paid or agreed for the marketable securities subject to the offer during the 12 months prior to the date of the agreement or payment that allowed reaching the controlling interest, without considering acquisitions of not significant volumes ─5.00% or less of the total trading volume on the trading floor of the day of arrangement─, made at the quoted price, and including any other additional consideration paid or agreed in relation to such securities. For this assumption, the CNV regulations clarify that, in case the final price is increased by subsequent adjustments, the offered price must be recalculated and adjusted if it yields a higher value. When such adjustment occurs after the end of the offer period, the difference must be paid to those who accepted the offer within ten calendar days from the effective payment of the increase and the average price of the marketable securities must be adjusted.

(b)

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

(a)

the highest price that the offeror has paid or agreed to pay for the marketable securities subject to the offer during the 12 months prior to the intimation of the minority shareholder or the unilateral declaration of acquisition in the cases of companies subject to near-total control or since the agreement to withdraw the public offer;

(b)

the average price of the marketable securities subject to the offer during the six-month period immediately preceding the intimation of the minority shareholder or the unilateral declaration of acquisition in the case of companies subject to near-total control or since the agreement to withdraw the public offer;

(c)	the equity value of the shares, considering a special delisting balance sheet, as the case may be;

(d)	the value of the company valued according to discounted cash flow criteria and/or indicators applicable to comparable companies or businesses; and

(e)	the liquidation value of the company.

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

The offeror must publish the OPA prospectus within five calendar days after the CNV’s formal approval of the tender offer. The period granted to investors to accept or not the offer will be set between a minimum of 10 business days and a maximum of 20 business days. In addition, the offeror may grant an additional term of not less than 5 business days to the general closing date of the offer.

In order to comply with the provisions of the Capital Markets Law and the CNV Rules, on March 17, 2023, Proener made a mandatory tender offer to all the holders of voting shares of CECO (the “Tender Offer”). The Tender Offer commenced on May 30, 2023, and expired on June 12, 2023. On June 13, 2023, Proener published a notice of results of the Tender Offer, reporting that 65,100 shares of CECO were tendered in the Tender Offer, representing approximately 0.0093% of the issued and outstanding shares of CECO, which were acquired by Proener at a price of Ps. 94,189 per share. As a result of the Tender Offer, Proener’s shareholding in CECO increased from 531,273,928 shares to 531,344,028 shares, representing 75.69% of CECO’s share capital.

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

Mandatory or Voluntary Tender Offer in the Case of Near-total Control

When a publicly traded Argentine company becomes subject to near-total control any minority shareholder may, at any time, request the controlling person to make a tender offer to all the minority shareholders at an “equitable price” under the terms of Section 88 of this Argentine Capital Markets Law for near-total control scenarios. In addition, within six months from the date on which the company has come under the near-total control of another person, the latter may issue a unilateral declaration of willingness to acquire all the remaining capital stock held by third parties.

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

Item 10.D Exchange Controls

On September 1, 2019, after the market disruptions caused by the results of the primary elections, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government issued Decree No. 609/2019 whereby foreign exchange controls were temporarily reinstated. The decree: (i) reinstated, originally until December 31, 2019, the exporters’ obligation to repatriate the proceeds from exports of goods and services in the terms and conditions set forth by the Central Bank’s implementing regulations and settle those proceeds for Pesos through the FX Market; and (ii) authorized the Central Bank to (a) regulate access to the FX Market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the measures adopted through the decree. On the same date, the Central Bank issued Communication “A” 6770, which was subsequently amended and supplemented by further Central Bank communications.

As of the date of this annual report, the restrictions for the payment of imports made from December 13, 2023 have been reduced. while some of the restrictions imposed by the BCRA on access to the foreign exchange market and operations in the exchange market remain in force.

For the purposes of this section, (i) “foreign currency” means any currency other than the Argentine peso; and (ii) “Foreign Exchange Regulations” means the foreign exchange regulations issued by the Central Bank pursuant to Communication “A” 7,953 as amended and supplemented from time to time.

Specific provisions for income from the foreign exchange market

Entry and settlement of the proceeds from the export of goods through the foreign exchange market

The Argentine exchange regime established that proceeds from exports of goods must be entered and settled in Argentine pesos through the foreign exchange market within five business days following their collection.

Decree No. 28/2023, published on December 13, 2023, established: (i) the export countervalue of the services included in subsection c) of paragraph 2 of Article 10 of the Law No. 22,415 (“Customs Code”) and its amendments (which refers to services rendered in the country, whose effective use or exploitation is carried out abroad); and (ii) the countervalue of the export of goods included in the Common Nomenclature of MERCOSUR (“NCM”), including pre-financing and/or post-financing of exports from abroad or a liquidation advance; 80% brought into the country in foreign currency and/or negotiated through the foreign exchange market, and for the remaining 20% must be carried out through purchase and sale transactions involving negotiable securities acquired with liquidation in foreign currency and sold with liquidation in local currency.

In the case of funds received or credited abroad, the deposit and liquidation of the amount equivalent to the usual expenses debited by financial entities abroad for the transfer of funds to the country may be considered completed.

There are some exceptions to the obligation to settle through the foreign exchange market, including, but not limited to: (i) collections from exporters under the Regime for the Promotion of Knowledge Economy Exports (established by Decree No. 679/2022); and (ii) certain collections from exports of services provided by human beings, as established by Article 2.2.2.2.1. of the Ordered Text.

Amounts collected in foreign currency for claims related to exported goods must also be entered and settled in Argentine pesos in the foreign exchange market, up to the amount of the insured exported goods.

The exporter must designate a financial entity to oversee each export transaction. The obligation to enter and settle foreign currency corresponding to a shipment permit through the foreign exchange market will be considered satisfied when the designated financial entity certifies that the entry and settlement has taken place.

Local charges for exports under the regime of farms to foreign-flagged means of transport

With respect to local charges for exports under the regime of farms to foreign-flagged means of transport, it shall be deemed to be fully or partially compliant with the shipment permit tracking, for an amount equivalent to that paid locally in Argentine pesos and/or foreign currency to the exporter by a local agent of the company owning the foreign-flagged means of transport, provided that the following conditions are met:

(i)

The documentation must show a) that the delivery of the exported goods took place in the country; b) that the local agent of the company owning the foreign-flagged means of transport made the payment to the exporter locally; and c) the currency in which such payment was made.

(ii)

The company must have a certification issued by a financial entity stating that the above-mentioned local agent would have had access to the foreign exchange market for the equivalent amount in foreign currency that is intended to be imputed to the permit.

(iii)

The financial entity issuing such certification must previously verify compliance with all the requirements established by the exchange regulations for access to the foreign exchange market by Article 3.2.5.2. of the Exchange Regime, with the exception of the provisions of Article 3.16.1 of such regulations. The financial entity must also have a sworn statement from the referred local agent stating that it has not transferred and will not transfer funds abroad for the proportional part of the transactions included in the certification.

(iv)	In the event that the amounts were received in the country in foreign currency, the company must have the certification of settlement of the funds in the foreign exchange market.

The local agent of the company owning the foreign-flagged means of transport must not have used this mechanism for an amount exceeding US$2,000,000 in the charged calendar month.

Obligation to settle foreign currency from exports of services

Payments received for the provision of services by residents to non-residents must be entered and settled through the foreign exchange market within five business days from the date of their collection abroad or in the country, or its crediting to foreign accounts.

In the case of funds received or credited abroad, the collection and liquidation may be considered completed for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country.

The aforementioned provisions of Decree No. 28/2023 are also applicable to the export of services (see “—Entry and settlement of the proceeds from the export of goods through the foreign exchange market”).

Application of export revenues

The Argentine exchange regime authorizes the application of export revenues to the repayment of: (i) pre-financing of exports and export financing granted or guaranteed by local financial entities; (ii) pre-financing of exports and export advances settled in the foreign exchange market, provided that the corresponding transactions were executed through public deeds or public registries; (iii) financial indebtedness under contracts entered into prior to August 31, 2019, that provide for the cancellation thereof through the application of export funds abroad; (iv) other foreign financial indebtedness subject to certain requirements as set forth in Articles 7.9 and 7.10 of the Exchange Regime; and (v) advances, pre-financing and post-financing from abroad with partial liquidation under the provisions of Decrees No. 492/2023, No. 549/2023, No. 597/2023 and No. 28/2023. Likewise, it allows keeping export revenues abroad to guarantee the payment of new indebtedness, provided certain requirements are met.

Financial indebtedness with foreign countries

According to Article 2.4 of the Exchange Regime, for resident debtors to be able to access the foreign exchange market to repay financial indebtedness with foreign countries disbursed as from September 1, 2019, the loan proceeds must have been settled through the foreign exchange market and the transaction must have been declared in the External Assets and Liabilities Survey (“Relevamiento de Activos y Pasivos Externos”). Accordingly, although settlement of the loan proceeds is not mandatory, failure to settle will preclude future access to the foreign exchange market for repayment purposes.

Access to the foreign exchange market to make such payments more than three days in advance of the due date is, as a general rule, subject to the BCRA’s prior authorization. Prepayments made with funds from new foreign loans duly settled or in connection with debt refinancing or liability management processes may be exempt from such prior authorization from the BCRA to the extent they comply with several requirements as set forth in Article 3.5 of the Exchange Regime.

Until December 31, 2024, prior BCRA approval is required for local residents to access the foreign exchange market to make principal and interest payments under cross-border financial borrowings with related parties. Certain specific exceptions apply and are included in item 3.5.6. of the Ordered Text (unless the loan proceeds were settled through the foreign exchange market after October 1, 2020, and the loan has an average life of at least two years).

Specific provisions on access to the foreign exchange market

General requirements

As a general rule, and in addition to the specific rules of each transaction, certain general requirements must be complied with by a local company or individual to access the foreign exchange market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of principal and interest on foreign indebtedness and interest payments on debts for the import of goods and services, among others) without requiring prior approval from the BCRA. In this regard, the local company or individual must file a sworn statement stating that:

(a)

(i) At the time of access to the foreign exchange market, all of its foreign currency holdings in the country are deposited in accounts in financial institutions, and (ii) at the beginning of the day on which it requests access to the foreign exchange market, it does not hold Argentine certificates of deposit (for its acronym in Spanish, “CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than US$100,000 (funds deposited abroad that constitute reserve or guarantee funds under debt contracts with foreign countries, or funds granted as guarantee for derivatives arranged abroad are excluded from this limit). If the customer is a local government, foreign currency holdings deposited with local financial institutions must also be accounted up to December 31, 2024. For these purposes, “liquid foreign assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad that cannot be used by the client because they are reserve or guarantee funds created by virtue of the requirements set forth in foreign debt contracts or funds created as guarantee for derivative transactions arranged abroad should not be considered as liquid foreign assets. In the event that the client is a local government and exceeds the established limit, the institution may also accept an affidavit from the client stating that the excess was used to make payments through the foreign exchange market through swap and/or arbitrage operations with the deposited funds.

(b)

It undertakes the obligation to settle in the foreign exchange market, within five business days of their availability, the funds received abroad from the collection of loans granted to third parties, time deposits, or the sale of any type of asset, to the extent that the asset subject to the sale was acquired, the deposit constituted or the loan granted after May 28, 2020.

(c)

On the date of access to the foreign exchange market and in the previous 90 calendar days in the case of securities issued under Argentine Law and in the previous 180 calendar days in the case of transactions that are not carried out with securities issued under Argentine Law, it: (i) did not arrange sales in the country of securities with settlement in foreign currency; (ii) did not exchange securities issued by residents for foreign assets; (iii) did not transfer securities to depository entities abroad, (iv) did not acquire in the country securities issued by non-residents with settlement in Argentine pesos, (v) did not acquire CEDEARs representing foreign shares; (vi) did not acquire securities representing private debt issued in foreign jurisdiction, and (vii) did not deliver funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any entity (whether human or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.

(d)

It undertakes the obligation not to enter into any of the transactions described in paragraph (c) above from the time it requests access to the foreign exchange market and for 90 calendar days thereafter in the case of securities issued under Argentine Law and for the following 180 calendar days in the case of transactions that are not carried out with securities issued under Argentine Law.

(e)

Article 3.16.3 of the Exchange Regime adds that, in the event that the customer requesting access to the exchange market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the BCRA the following documents must be submitted to the corresponding financial institution:

(A)

a sworn statement evidencing that within the term provided in section 3.16.3.4. (180 days prior to accessing the foreign exchange market) it has not delivered in the country any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any person or legal entity, except those directly associated with regular transactions in the course of its business (this sworn statement shall be called “Sworn Statement - Section 1”); or

(B)

(i) as required by Article 3.16.3.3. of the Exchange Regime, an affidavit stating details of the human or legal persons exercising a direct control relationship over the client and of other legal persons with which it is part of the same economic group. In determining the existence of a direct control relationship, the types of relationships described in item 1.2.2.1 of the Large Exposures rules should be considered. Companies sharing a control relationship of the type defined in items 1.2.1.1 and 1.2.2.1 of the Large Exposures rules should be considered as members of the same “economic group” (the “Economic Group Description Affidavit”); and (ii) as required by Article 3.16.3.4 of the Exchange Regime, an affidavit stating that on the day on which it requests access to the market and in the 180 days prior to that date, it has not delivered in the country any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services (the “Sworn Statement of Non-Delivery of Pesos to the Economic Group”). Furthermore, for legal entities that are part of the same economic group but did not exercise a direct control relationship over the customer as of May 11, 2023, the provisions shall be applicable only for deliveries made as of May 12, 2023.

(C)	The provisions of item 3.16.3.4. (as detailed in (B)(ii) above) may be deemed to have been complied with if the customer seeking access has submitted:

(i)

an affidavit initialed by each human or legal person detailed in item 3.16.3.3. to whom the client has delivered funds under the terms provided in item 3.16.3.4., recording what is required in items 3.16.3.1., 3.16.3.2. and 3.16.3.4.; or

(ii)

an Economic Group Affidavit of each person or legal entity declared in the affidavit indicated in item 3.16.3.3. (i.e., all Direct Controlling Entities and the declared members of the economic group), stating the provisions of Articles 3.16.3.1. and 3.16.3.2. of the Exchange Regime; or

(iii)

a statement from each of the individuals or legal entities declared in the sworn statement indicated in item 3.16.3.3 (i.e., all the Direct Controlling Entities and the declared members of the economic group), stating that within the term set forth in item 3.16.3.4. it has not received in the country any funds in local currency or other liquid local assets, except for funds in foreign currency deposited in local financial entities, except for those directly associated to usual transactions between residents for the acquisition of goods and/or services, which have come from the client or from any person detailed in item 3.16.3.3. to whom the client has delivered funds under the terms set forth in item 3.16.3.4.

Article 3.16.4. of the Exchange Regime establishes that companies shall require the prior approval of the BCRA to grant access to the foreign exchange market to individuals or legal entities included by the AFIP in the database of invoices or equivalent documents classified as apocryphal by such agency. This requirement will not be applicable for access to the foreign exchange market for the cancellation of foreign currency financing granted by local financial institutions, including payments for foreign currency consumption made by credit or purchase cards.

Imports payments

Article 3.1 of the Exchange Regime allows access to the foreign exchange market for the payment of imports of goods, establishing different conditions depending on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration. It also provides for the reestablishment of the “SEPAIMPO”, the import payment tracking system, for the purpose of monitoring import payments, import financing and the demonstration of the entry of goods into the country.

In addition, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with applicable regulations, including, among others, the settlement of import financing and the entry of imported goods.

Communication “A” 7,917 issued on December 13, 2023, later amended by Communication “A” 7,953 issued on January 26, 2024, substantially modified the regime of access to the foreign exchange market for the payment of imports of goods and services, establishing the following, effective as of December 13, 2023:

(a)

Entities may provide access the foreign exchange market to make deferred payments for imports of goods with customs entry registration as from December 13, 2023, when in addition to the other applicable regulatory requirements, it is verified that the payment respects the following schedule, according to the type of goods:

(i)

from its customs entry registration, the payment of the FOB value corresponding to the following goods may be made: (a) petroleum or bituminous mineral oils, their preparations and residues (subchapters 2709, 2710 and 2713 of the NCM); (b) petroleum gases and other gaseous hydrocarbons (subchapter 2711 of the NCM); (c) bituminous coal without agglomeration (subchapters 2701.12.00 of the NCM), when the importation is carried out by an electric generation plant; or (d) electric energy (subchapters 2716.00.00 of the NCM);

(ii)

after 30 days from the date of registration of customs entry, payment of the FOB value corresponding to the following goods may be made: (a) pharmaceutical products and/or inputs used in their local processing, other goods related to health care or food for human consumption covered by the provisions of the Article 155 Tris of the Argentine Food Code, whose tariff positions according to the NCM are detailed in Article 12.3. of the Exchange Regime; (b) fertilizers and/or phytosanitary products and/or inputs that may be intended for local processing, whose tariff positions are detailed in Article 12.2. of the Exchange Regime. The entity must have the importer’s affidavit stating that the goods will be used for the purposes foreseen in this item.

(iii)

from 180 calendar days from the date of registration of customs entry, payment of the FOB value corresponding to the following goods may be made: (a) finished automobiles (subchapter 8703 of the NCM); (b) those corresponding to the tariff positions detailed in Article 12.1 of the Exchange Regime that are not covered in the preceding Articles, regardless of their FOB unit value;

(iv)	for the remaining goods, the payment of their FOB value may be made within the following terms counted from the registration of the customs entry of the goods:

(a)	25% after 30 calendar days.
(b)	an additional 25% after 60 calendar days;
(c)	an additional 25% after 90 calendar days; and
(d)	the remaining 25% as from 120 calendar days; and

(v)	Freight and insurance as part of the purchase condition agreed with the seller may be paid in full as from the first date on which the importer has access by virtue of the goods covered.

Entities may also grant access to the foreign exchange market without the prior approval of the BCRA to make deferred payments for new imports of goods with customs entry registration as from December 13, 2023 before the terms set forth in item (a) above when, in addition to the other applicable regulatory requirements, the payment falls within the situations set forth in item 3 of the Communication “A” 7,917.

Access to the foreign exchange market to make payments with pending customs registration shall require the prior approval of the BCRA except when, in addition to the other applicable requirements, the payment falls within the situations foreseen in item 3 of the Communication “A” 7,917.

(b)

Access to the foreign exchange market to make payments with pending customs entry registration or deferred payments before the terms set forth in item (a) above, when the remaining applicable requirements are met, only in the case of financing, new pre-financing or advance payments or under specific benefits.

(c)

Access to the foreign exchange market to make import payments for goods whose customs entry registration occurred up to December 12, 2023, in addition to the remaining applicable requirements, shall require the prior conformity of the BCRA except when they are transactions financed by financial entities or official credit agencies or international organizations; among other situations.

(d)

Access to financial entities to cancel obligations derived from letters of credit or guaranteed letters issued or granted as from December 13, 2023, within the framework of an import in which it is required to have a SIRA declaration, will be conditioned to the entity having documentation that proves, at the date of issuance or granting, that the guaranteed transaction was compatible with the terms and conditions set forth in item (b) above.

Payment of foreign debts for the importation of goods and/or for services effectively rendered and/or accrued

On December 22, 2023, the BCRA issued Communication “A” 7,925 establishing the requirements for importers who have outstanding debts with foreign countries for the import of goods with customs entry registration until December 12, 2023 and/or for services effectively rendered and/or accrued until that date (the “Import Debt Stock”), to subscribe Bonds for the Reconstruction of a Free Argentina (“BOPREAL”).

Importers of goods may subscribe the BOPREAL for up to the amount of the outstanding debt for their imports of goods with customs entry registration up to and including December 12, 2023. The amount of the BOPREAL that importers may subscribe will be adjusted to the outstanding amount registered in the BCRA’s SEPAIMPO system. Importers of services accrued up to December 12, 2023, may also subscribe the BOPREAL for up to the amount of the outstanding debt for such transactions. Importers of goods and services that, prior to January 31, 2024, subscribe the series offered (maturity in 2027), and for an amount equal to or greater than 50% of the outstanding amount of the Import Debt Stock, will be able to access the foreign exchange market as from February 1, 2024 to pay the Import Debt Stock for the equivalent of 5% of the amount subscribed of such series.

Likewise, access to the foreign exchange market is authorized for the payment of the Import Debt Stock by means of an exchange and/or arbitrage with the funds deposited in a local bank account and originated in collections of principal and interest in foreign currency of the BOPREAL.

Importers subscribing to BOPREAL may sell them with settlement in foreign currency in the country or abroad or transfer them to depositories abroad, for up to the amount acquired in the primary subscription without limiting their ability to access the foreign exchange market. Likewise, Communication “A” 7,935 established that those who have subscribed BOPREAL in the primary bidding may, as from April 1, 2024, carry out sales transactions of securities against foreign currency for the difference between the nominal value bid and the sale price in the secondary market obtained from the sale of the BOPREAL, without violating the sworn statements set forth in Articles 3.16.3.1. and 3.16.3.2. of the Exchange Regime.

Payment for services rendered by non-residents

Pursuant to Article 3.2 of the Exchange Regime, entities may access the foreign exchange market to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service.

In the case of commercial debts for services, access is granted as from the expiration date, provided that it is verified that the operation is declared, if applicable, in the last due presentation of the “External Assets and Liabilities Survey”.

Communication “A” 7,953 issued on January 26, 2024, substantially modified the regime of access to the foreign exchange market for the payment of imports of goods and services. Said Communication established the following regarding access to the foreign exchange market for the payment of imports of services, effective as of December 13, 2023:

Access to the foreign exchange market for the payment of services.

Entities may be given access to the foreign exchange market to make payments for non-residents services that were or will be rendered as of December 31, 2023, when, in addition to the other applicable regulatory requirements, the transaction falls within one of the situations detailed below:

(i) The payment corresponds to a transaction that falls under the following concept codes:

S03. Passenger Transportation Services.

S06. Travel (excluding transactions associated with withdrawals and/or consumption with resident cards with non-resident suppliers or non-resident cards with Argentine suppliers).

S23. Audiovisual services.

S25. Government services.

S26. Health services by travel assistance companies.

S27. Other health services.

S29. Transactions associated with withdrawals and/or consumptions with resident cards with non-resident suppliers or non-resident cards with Argentine suppliers.

 (ii) Expenses paid to foreign financial entities for their usual operations.

 (iii) The payment corresponds to an operation that falls under the concept “S30. Freight services for goods import operations” and is made after a period of time equivalent to that in which payment for the goods transported could begin to be made as per item 10.10.1 has elapsed since the date the service was rendered.

 (iv) The payment corresponds to an operation that falls under item “S24. Other personal, cultural and recreational services” and is made after a period of 90 calendar days from the date of rendering or accrual of the service.

 (v) The payment corresponds to a service not included in Articles 13.23.1 to 13.2.4 of the Exchange Regime by a counterparty not related to the resident and the payment is made after a period of 30 calendar days from the date of rendering or accrual of the service.

 (vi) The payment corresponds to a service not included in Articles 13.23.1 to 13.2.4 of the Exchange Regime by a counterparty related to the resident and the payment is made after 180 calendar days from the date of rendering or accrual of the service.

Stock of debt of Imports of Services

Access to the foreign exchange market for payments for non-resident services rendered and/or accrued up to December 12, 2023, in advance of the deadlines foreseen in Articles 13.2.3 to 13.2.6 of the Exchange Regime shall be admissible when, in addition to the other applicable requirements, the following situations are verified:

(i)

The customer accesses the foreign exchange market with funds originated in a financing of imports of services granted by a local financial institution from a foreign line of credit to the extent that the maturity dates and the amounts of principal to be paid of the financing granted are compatible with those provided for in Article 13.2 of the Exchange Regime.

If

the granting of the financing is prior to the date of rendering or accrual of the service, the terms set forth in Article 13.2 of the Exchange Regime shall be computed as from the estimated date of rendering or accrual plus 15 calendar days.

(ii)

The customer has access to the foreign exchange market simultaneously with the settlement of funds for advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial entities with funding in foreign credit lines, to the extent that the stipulations of Article 13.3.1 of the Exchange Regime regarding maturity dates and the amounts of principal to be paid for the financing are complied with.

The

entity must also have an affidavit from the importer stating that the prior approval of the BCRA will be required for the application of foreign currency from export collections prior to the maturity date arising from the term conditions stipulated for situations associated with a financing.

(iii)

The customer accesses the foreign exchange market simultaneously with the settlement of funds originated in a financial indebtedness abroad, to the extent that the provisions of Article 13.3.1 of the Exchange Regime regarding maturity dates and principal amounts payable on the financing are complied with.

The

portion of the financial indebtedness abroad that is used by virtue of the provisions of this item may not be computed for the purposes of other specific mechanisms that enable access to the foreign exchange market as from the entry and/or settlement of this type of transactions.

(iv)	The transaction involves the payment for imports of services is performed within the framework of the mechanism provided for in Article 7.11 of the Exchange Regime.

(v)

The customer has a “Certification for the regime of access to foreign currency for the incremental production of oil and/or natural gas (Decree No. 277/22)” issued within the framework of the provisions of Article 3.17 of the Exchange Regime.

(vi)	The payment corresponds to transactions financed or guaranteed prior to December 12, 2023, by local or foreign financial entities.

(vii)	The payment corresponds to operations financed or guaranteed prior to December 12, 2023, by international organizations and/or official credit agencies.

Payments of services abroad up to December 12, 2023.

The BCRA’s prior approval shall be required for access to the foreign exchange market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when, in addition to the other applicable requirements, the entity fulfills the requirements of Articles 13.4.1 to 13.4.8 of the Exchange Regime.

External financial indebtedness

In order for resident debtors to be able to access the foreign exchange market to cancel foreign financial indebtedness disbursed as of September 1, 2019, it is necessary that the loan proceeds have been settled through the foreign exchange market and that the transaction has been declared in the External Assets and Liabilities Survey and that the access to the foreign exchange market occurs no more than three (3) business days prior to the due date of the principal or interest service to be paid.

Access to the foreign exchange market further in advance shall require the prior approval of the BCRA unless the debtor is in one of the following situations and all the conditions stipulated in each case are met:

1)	the pre-cancellation of principal and interest occurs simultaneously with the settlement of new external financial indebtedness;

2)	the pre-cancellation of interest is part of a debt exchange process;

3)	The pre-cancellation of principal and interest occurs simultaneously with the settlement of a new financial indebtedness granted by a local financial institution on the basis of a foreign credit line.

Repayment of foreign currency debt among residents

Access to the foreign exchange market for the repayment of debts and other obligations in foreign currency between residents, contracted as of September 1, 2019, is prohibited.

However, the Exchange Regime establishes as exceptions the cancellation as from its maturity of principal and interest of:

-	Financing in foreign currency granted by local financial entities (including payments for consumption in foreign currency through credit cards).
-	Foreign currency liabilities between residents instrumented through public registries or deeds on or before August 30, 2019.
-

Issuances of debt securities made on or after September 1, 2019, with the purpose of refinancing foreign currency obligations between residents instrumented through public registries or public deeds before August 30, 2019, and involving an increase in the average life of the obligations.

-

The payment, at maturity, of the principal and interest services of new issues of debt securities made on or after November 29, 2019, with public registration in the country, denominated and payable in foreign currency in the country, to the extent that: (i) they are denominated and subscribed in foreign currency; (ii) the respective principal and interest services are payable in the country in foreign currency; and (iii) the totality of the funds obtained with the issue are settled through the foreign exchange market.

-

Issues made between October 9, 2020 and December 31, 2023, of debt securities with public registration in the country, with an average life not inferior to two years, denominated in foreign currency and whose services are payable in a foreign country or foreign currency in the country, that were delivered to creditors of financial indebtedness and/or debt securities with public registry in the country denominated in foreign currency with maturities between October 15, 2020 and December 31, 2023, that were delivered to creditors as a part of the refinancing parameters timely required in Article 3.17 of the Exchange Regime, following the requirements of Article 3.6.1.4 of the Exchange Regime.

-

Issues made as from January 7, 2021 of debt securities with public registration in the country denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that they have been delivered to creditors to refinance pre-existing debts with extension of the average life, when it corresponds to the amount of the refinanced capital, interest accrued up to the refinancing date and, to the extent that the new debt securities do not mature before 2023, the amount equivalent to the interest that would accrue until December 31, 2022 on the indebtedness that is refinanced early and/or on the deferral of the refinanced principal and/or on the interest that would accrue on the amounts so refinanced.

-

The issuance of debt securities with public registry in the country that were included in Article 7.11.1.5, to the extent that the record of customs entry of goods for a value equivalent to the financing received is demonstrated.

Principal payments under related counterparty debt until December 31, 2024

BCRA’s prior approval is required to access the foreign exchange market to make payments abroad of principal and interest of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until December 31, 2024, in accordance with Article 3.5.6 of the Exchange Regime. Likewise, these debts will continue to be subject to prior approval even if there is a change in the creditor or the debtor which means that there is no longer a link between the creditor and the resident debtor.

The BCRA’s prior approval shall not be required: (i) in the case of local financial institutions’ own transactions; (ii) in the case of a financial indebtedness abroad with an average life of not less than two years, when the funds have been deposited and settled through the foreign exchange market as from October 2, 2020; (iii) in the case of a financial indebtedness abroad that meets all of the following conditions: (a) the funds have been used to finance projects within the framework of the Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 established in Article 2 of Decree No. 892/2020 (“Plan GasAr 2020-2024”); (b) the funds have been deposited and settled through the foreign exchange market as from November 16, 2020; and (c) the indebtedness has an average life of not less than two years. Likewise, the aforementioned conformity shall not be applicable when: (1) the client has a “Certification of Increase of Exports of Goods” for the years 2021 to 2023, issued within the framework of the provisions of Article 3.18 of the Exchange Regime for the equivalent of the amount of capital to be paid; (2) in the case of a financial indebtedness abroad with an average life of not less than two years, settled between August 21, 2021 and December 12, 2023, and which was originally used to pay commercial debts for the import of goods and services that originated the issuance of a Certificate of Entry of New Financial Indebtedness Abroad within the framework of Article 3.19 of the Exchange Regime; (3) in the case of a financial indebtedness abroad with an average life of not less than two years originated between August 27, 2021 and December 12, 2023, as a result of a refinancing with the creditor of commercial debts for the importation of goods and services within the framework of the provisions of Article 3.20 of the Exchange Regime; the entity must have a certification for access to the foreign exchange market issued within the five previous business days, by the entity registered with the BCRA within the concept code “P17. Registration of refinancing of commercial debt under item 20 of Communication “A” 7,626”; (4) the customer must have a Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas, issued within the framework of the provisions of Article 3.21 of the Exchange Regime, for the equivalent of the amount of capital to be paid; and (5) it is a financial indebtedness abroad included in the mechanism of Article 7.11 of the Exchange Regime and the access date is consistent with the conditions required to be included in such mechanism.

Article 3.5.4 of the Exchange Regime establishes that, as long as the requirement to obtain prior approval to access the foreign exchange market to pay, at maturity, the principal and interests of external financial indebtedness is in place, such requirement will not be applicable when the use of the funds has been the financing of projects within the framework of the Plan GasAr 2020-2024; when the funds have been deposited and settled through the foreign exchange market as from November 16, 2020 and the average life of the indebtedness is not less than two years.

Access to the foreign exchange market for the payment of new issues of debt securities

Entities may access the foreign exchange market for the payment of principal and services of debt securities denominated and publicly registered abroad when the debtor has settled through the foreign exchange market an amount equivalent to the face value of the external indebtedness.

The aforementioned requirement will be deemed to be met for the portion of debt securities publicly registered abroad issued as from January 7, 2021, intended to refinance pre-existing debt by extending their average life, for an amount equivalent to the refinanced principal, and provided that the new securities do not have a principal maturity schedule within two years, for interest accrued through the date of refinancing and interest that would accrue during the first two years on the refinanced indebtedness and/or on the deferral of the refinanced principal and/or interest that would accrue on the refinanced amounts.

Duly registered securities that are denominated and payable in foreign currency in Argentina

Pursuant to Article 2.5 of the Exchange Regime, resident debt issuers will have access to the foreign exchange market for the payment at maturity of principal and interest of duly registered debt security issues that are denominated and payable in foreign currency in Argentina, to the extent that (i) they are fully subscribed in foreign currency, and (ii) provided that the proceeds of the issue are previously settled through the foreign exchange market.

Non-resident access to the foreign exchange market

Pursuant to Article 3.13 of the Exchange Regime, the prior approval of the BCRA will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency, with the exception of the following situations: (a) international organizations and institutions that perform the functions of official export credit agencies; (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions; (c) representatives of courts, authorities or offices, special missions, commissions or bilateral organizations established by treaties or international agreements, to which the Argentine Republic is a party, to the extent that the transfers are made in the exercise of their functions; (d) transfers abroad on behalf of persons who are beneficiaries of retirement and/or pensions paid by the National Administration of Social Security (“ANSES”), for up to the amount paid by such agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in his/her registered country of residence; (e) purchase of foreign currency in cash by non-residents for tourism and travel expenses, up to a maximum amount of US$100, to the extent that the financial institution can verify in the online system implemented by the BCRA that the customer has settled an amount equal to or greater than the amount to be purchased within the 90 days prior to the transaction; (f) transfers to offshore bank accounts of persons who are beneficiaries of pensions granted by the National State in accordance with Laws Nos. 24,043, 24,411, 25,914 and complementary laws; and (g) repatriations of direct investments of non-residents in companies that are not controlling companies of local financial entities, to the extent that the capital contribution has been entered and settled through the foreign exchange market as from October 2, 2020 and the repatriation takes place at least two years after its entry.

Access to the foreign exchange market for savings or investment purposes by individuals

Pursuant to Article 3.8 of the Exchange Regime, Argentine residents may access the foreign exchange market for purposes of asset formation abroad, family assistance and derivative transactions (with some expressly stated exceptions) for up to US$200 (through debits to local bank accounts) or US$100 (in cash) per person per month through all authorized exchange entities. If the access involves a transfer of funds abroad, the destination account must be an account owned by the same person.

In all cases, the general requirements detailed under “—Specific Provisions on Access to the Foreign Exchange Market - General Requirements” apply.

Purchases in Argentine pesos made abroad with debit cards and amounts in foreign currency acquired by human persons in the foreign exchange market as from September 1, 2020, for the payment of obligations between residents within the framework of Article 3.6 of the Exchange Regime, including payments for purchases with credit cards in foreign currency, will be deducted, as from the following calendar month, from the monthly quota of US$200. If the amount of such purchases exceeds the quota available for the following month or such quota has already been absorbed by other purchases made since September 1, 2020, such deduction shall be made from the quotas of the following months until the amount of such purchases is completed.

The corresponding entity will verify in the online system implemented by the BCRA whether the person has not reached the limits set for the corresponding calendar month or has not exceeded them in the previous calendar month and, therefore, is entitled to perform the exchange transaction, and will request the customer to submit a sworn statement stating that such person is not a beneficiary of any “Zero Rate Credits” referred to in Article 9 of Decree No. 332/2020, as amended, “Subsidized Rate Credits for Companies” and/or “Zero Rate Credits for Culture”.

In addition, by means of Communication “A” 7,606, the BCRA established that users of public utilities that requested and obtained the subsidy in the tariffs derived from the supply of natural gas and/or electric energy, as well as those that had obtained it automatically, and those that maintain the subsidy in the potable water tariffs, may not, while maintaining the mentioned benefit: (i) access the foreign exchange market to make purchases of foreign currency by human persons for the formation of foreign assets of residents, remission of family aid and for operations with derivatives, under the terms of Article 3.8. of the rules on exterior and foreign exchange; nor (ii) carry out the transactions set forth in Article 4.3.2. of the rules on exterior and foreign exchange.

Finally, through Communication “A” 7,609 the BCRA established, effective as from September 20, 2022, that customers who are legal persons residing in the country engaged in agricultural activities who sell goods within the framework of Decree No. 576/2022 to those who export them directly or as a result of a productive process carried out in the country may not: (i) access the foreign exchange market to make purchases of foreign currency by human persons for the formation of foreign assets of residents, remission of family assistance and for transactions with derivatives, under the terms of Article 3.8. of the regulations on exterior and foreign exchange; nor (ii) to carry out the transactions set forth in Article 4.3.2. of the regulations on exterior and foreign exchange. These last provisions are not applicable to human persons.

Access to the foreign exchange market by other residents - excluding entities- for the formation of foreign assets and for derivative transactions

Pursuant to Article 3.10 of the Exchange Regime, access to the foreign exchange market for the constitution of foreign assets and for derivative transactions by local governments, investment funds, and other  entities established in Argentina, requires the prior authorization of the BCRA.

Access to the foreign exchange market by guarantee trusts for the payment of principal and interest

Pursuant to Article 3.7 of the Exchange Regime, Argentine guarantee trusts created to guarantee principal and interest payments of resident debtors may access the foreign exchange market to make such payments at their scheduled maturity, to the extent that, in accordance with the applicable regulations in force, the debtor would have had access to the foreign exchange market to make such payments directly. Also, under certain conditions, a trustee may access the foreign exchange market to guarantee certain principal and interest payments on foreign financial debt and anticipate access to the foreign exchange market.

Derivative transactions

Article 3.12 of the Exchange Regime requires that, as from September 11, 2019, the settlement of future transactions in regulated markets, “forwards”, options and any other type of derivatives entered into in the country, be made in Argentine pesos.

Likewise, access to the foreign exchange market will be allowed for the payment of premiums, the constitution of guarantees and cancellations corresponding to interest rate hedging contract transactions for the obligations of residents abroad declared and validated, as applicable, in the Relevance of Foreign Assets and Liabilities, provided that such guarantees do not cover risks higher than the foreign liabilities incurred by the debtor at the interest rate of the risk being hedged through such transaction. The client that accesses the local market through this mechanism must designate an authorized institution to operate in the foreign exchange market that will oversee the operation and will submit a sworn statement committing to repatriate and settle the funds corresponding to it as a consequence of such operation or as a consequence of the release of the money from the guarantee, within 5 business days following the date on which such payment or release occurs.

Profit and dividend payment

Pursuant to Article 3.4 of the Exchange Regime, access to the foreign exchange market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the BCRA, unless the following requirements are met:

(i)	Dividends must correspond to closed and audited balance sheets.
(ii)	The total amount paid to non-resident shareholders shall not exceed the amount in Argentine pesos that correspond according to the distribution determined by the shareholders’ meeting.
(iii)	If applicable, the External Assets and Liabilities Survey must have been complied with for the transactions involved.
(iv)	The company falls within one of the following situations and fulfills all the conditions stipulated in each case:

(a)

The company records direct investment contributions settled as of January 17, 2020. In which case, (i) the total amount of transfers made in the foreign exchange market for the payment of dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that have entered and been settled through the foreign exchange market as of January 17, 2020, (ii) access will only be granted after the expiration of a term of not less than 30 calendar days as from the settlement date of the last capital contribution taken into account to determine the aforementioned 30% capital cap, and (iii) the definitive capitalization of the capital contributions must be accredited or, failing that, the filing of the registration procedure of the capital contribution with the Public Registry must be evidenced. In this case, the accreditation of the definitive capitalization must be made within 365 calendar days following the date of the initial filing with the Public Registry.

(b)

Profits generated in projects under the Plan GasAr 2020-2024. In this case: (i) the profits must be generated by the foreign direct investment contributions entered and settled through the foreign exchange market as from November 16, 2020, destined to the financing of projects framed within the Plan GasAr 2020-2024. If the client is a direct beneficiary of Decree No. 277/2022, the value of the benefits of the client, directly or indirectly, shall be deducted from the amount allowed in the preceding paragraph; (ii) the access to the foreign exchange market must occur no earlier than two years from the date of settlement in the foreign exchange market of the contribution that allows the framing in this section; and (iii) the client must submit the documentation supporting the definitive capitalization of the contribution.

(c)	The client must have a Certification of Increased Exports of Goods.

(d)	It has certification under the foreign exchange access regimes for incremental production of oil and/or natural gas.

Cases that do not comply with the above conditions will require the prior approval of the BCRA to access the foreign exchange market for the purchase of foreign currency for the distribution of profits and dividends.

Other specific provisions

Swaps, arbitrage and securities transactions

Financial institutions may carry out foreign exchange operations and arbitrage operations with their clients in the following cases:

(i)	An individual transfers funds from his local accounts (which are already in foreign currency) to his own bank accounts outside of Argentina.
(ii)

The transfer of foreign currency abroad by local common depositaries of marketable securities in connection with income received in foreign currency on account of principal and interest services on Argentine treasury bonds when such transaction is part of the payment procedure at the request of foreign common depositaries.

(iii)

Foreign currency transfers abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount of US$500 in any month, provided that the individual submits a sworn statement stating that the transfer is made to assist in the support of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic.

(iv)

Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution. To the extent that the funds are not debited from a foreign currency account held by the customer, these transactions may be carried out by individuals, without the prior approval of the BCRA, up to the amount allowed for the use of cash under Articles 3.8. and 3.13 of the Exchange Regime.

(v)

Exchange and arbitrage transactions by non-resident individuals may be carried out without restrictions to the extent that the funds are credited to a tourist savings bank account in accordance with the regulations on savings deposits, salary and special accounts.

(vi)

Payments of debts originated in the importation of goods with customs entry registration up to December 12, 2023 or in services rendered or accrued by non-residents up to the aforementioned date to the extent that the remaining regulatory requirements are met and they are made with funds deposited in a local account and originated in collections of capital and interest in foreign currency of the Bonds for the Reconstruction of a Free Argentina (BOPREAL).

(vii)

Transfer of foreign currency abroad of customers from their special account for the Regime of Promotion of the Knowledge Economy to the extent that the regulatory requirements established for such purposes for each type of operation are complied with.

(viii)

All other exchange and arbitrage operations may be carried out by customers without the prior approval of the BCRA to the extent that they would be permitted without such approval under other exchange regulations. This also applies to local common securities depositories with respect to income received in foreign currency as payments of principal and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency in which the account is denominated, the financial institution will credit or debit the same amount as that received or sent from abroad. When the financial institution charges a commission or fee for these transactions, it will be instrumented in a specifically designated item.

Securities transactions

According to CNV General Resolution No. 988/2023, sales of marketable securities with settlement in a foreign currency, in any jurisdiction and regardless of the law under which they are issued, require a minimum holding period of one business day counted as of their accreditation at the Central Depository Agent of Negotiable Securities, to the extent that purchases of the marketable securities in question have been made against Argentine pesos.

Likewise, transfers to foreign depository institutions of marketable securities purchased with Argentine pesos, regardless of the law under which they are issued, must comply with a minimum holding period of one business day as from the date of deposit of such marketable securities, unless such accreditation (i) results from a primary placement of marketable securities issued by the National Treasury or by the Central Bank of the Argentine Republic, in the framework of Communication “A” 7.918, as amended, or (ii) refers to Argentine shares and/or certificates of deposit (CEDEAR) traded in markets regulated by the CNV. Intermediaries and trading agents must verify compliance with the aforementioned minimum holding period of marketable securities.

In addition, (i) the beneficiaries of refinancings provided for in Article 1.1.1. of the rules on “Financial Services within the Framework of the Sanitary Emergency provided for by Decree No. 260/2020 Coronavirus (COVID-19)”, until their total cancellation, (ii) the beneficiaries of “Zero Rate Credits”, “Zero Rate Credits 2021”, “Zero Rate Credits Culture” or “Subsidized Rate Credits for Companies”, provided for in Articles 1. 1.2. and 1.1.3. of the rules on “Financial Services within the Framework of the Sanitary Emergency provided by Decree No. 260/2020 Coronavirus (COVID-19)”, until their total cancellation, (iii) the beneficiaries of financing in Argentine pesos under section 2 of Communication “A” 6,937, Articles 2 and 3 of Communication “A” 7. 006, as supplemented until its total cancellation, (iv) the beneficiaries of Article 2 of Decree No. 319/2020 and complementary and regulatory rules, for the duration of the benefit with respect to the update of the value of the installment, and (v) the persons included in the Joint Resolution of the President of the Honorable Senate of the Nation and of the President of the Honorable Chamber of Deputies of the Nation No. 12/2020, will be prevented from selling marketable securities issued by residents to be settled in a foreign currency in Argentina or transferring such marketable securities to foreign depositories or exchanging marketable securities issued by residents for foreign assets or the acquisition in the country with settlement in Argentine pesos of marketable securities issued by non-residents. Customers included in the BCRA Communications “A” 7,606 and “A” 7,609 may not carry out these transactions either.

Special provisions for financing under the Plan GasAr

Article 3.5.5 of the Exchange Regime states that to the extent that the BCRA’s prior conformity requirement is in effect for access to the foreign exchange market for the cancellation at maturity of principal and interest on foreign financial debt, this requirement shall not apply to the extent that all of the following conditions are met:

(i)	The funds were used to finance projects within the framework of the Plan GasAr.
(ii)	The funds have been deposited and settled by the foreign exchange market as of November 16, 2020; and
(iii)	The indebtedness has an average life of not less than two years.

Special provisions for the Export Investment Promotion Regime established by Decree No. 234/2021

Decree No. 234/2021 established a new Export Investment Promotion Regime (the “Promotion Regime”), with the objective, among others, of increasing exports of goods and promoting sustainable economic development. The Ministry of Economy and the Ministry of Productive Development will be the authorities for the application of the Promotion Regime.

The Promotion Regime covers investments for new productive projects in, among others, forestry, mining, hydrocarbon, manufacturing and agro-industrial activities, as well as the expansion of existing business units that require investments to increase their production. The benefits of the Promotion Regime do not apply to commodities such as wheat, corn, soybeans and biodiesel, among others. Although the regulatory entities may include and/or exclude activities from the Promotion Regime, the decree establishes that vested rights will not be affected.

The requirements are as follows:

(i)	Both legal entities and individuals, resident or non-resident, may apply.
(ii)	Presentation of an “Export Investment Project” consisting of a minimum direct investment of US$100,000,000.
(iii)	Comply with the terms and conditions of the projects submitted and approved by the regulators.
(iv)

The following are not eligible to apply for the Promotion Regime: (a) individuals and legal entities whose representatives or directors have been convicted of certain crimes with prison sentences and/or disqualification for a specific period of time; (b) individuals and legal entities with overdue and unpaid tax or social security debts; (c) individuals and legal entities with tax or social security debts; (d) individuals and legal entities that have unpaid taxes, fees, fines or surcharges imposed on them by a final judicial or administrative decision in customs, exchange, tax or social security matters; and (e) individuals that have unjustifiably failed to comply with their obligations in connection with other promotion schemes.

Once the relevant requirements have been verified, the application authority will approve the project and will issue an “Export Investment Certificate” for the purpose of accessing the benefits established by the Promotion Regime, which will have a term of 15 years.

Beneficiaries participating in the Export Promotion Regime may apply up to 20% of the foreign currency income obtained from exports related to the project to (i) the payment of principal and interest of financial or commercial debts with foreign countries, (ii) the payment of dividends, and (iii) the repatriation of direct investments of non-residents. However, this benefit may not exceed an annual maximum of 25% of the gross amount of foreign currency liquidated by such beneficiary through the foreign exchange market to finance the development of the project. In estimating the gross amount of foreign currency settled by the beneficiary in the foreign exchange market to finance the project, foreign currency flows from exports will not be taken into account.

In the case of projects involving investments in excess of US$500,000,000, the beneficiaries may opt to access an extended benefit for each year in which the benefit previously provided for has not been used.

In the case of projects involving investments between US$500,000,000 and US$1,000,000,000, for each year in which the benefit has not been used, they may enjoy, for two consecutive years, an amount of free application equivalent to double the percentage previously foreseen.

The calculation of the benefit will be made on the foreign exchange earned from exports related to the project during the year in which the extended benefit is used.

The amount of the free application benefit may not exceed an annual maximum of 40% of the gross amount of the foreign currency effectively entered by the beneficiary in the foreign exchange market to finance the development of the project, at the time of making use of the same.

The benefits of the Promotion Regime will cease (i) upon expiration of the term of use, (ii) in certain cases, when the beneficiary ceases to have the capacity to carry out the activity that is the reason for the investment project, as established in the applicable regime, or (iii) if the beneficiary fails to comply with its obligations under the Promotion Regime without justification.

Regime for Access to Foreign Currency for Incremental Petroleum Production (“RADPIP”)

Decree No. 277/2022 approved the Foreign Exchange Access Regime for the Incremental Production of Hydrocarbons with the purpose of promoting production in the hydrocarbons sector, generating incentives through the granting of foreign exchange access channels without prior authorization from the BCRA.

In this way, two regimes of access to the foreign exchange market were created to increase investments related to the production of crude oil and natural gas, which will be subordinated to a third regime for the promotion of employment, work and the development of suppliers in the regional and national hydrocarbons industry:

Beneficiaries: Those subjects registered in the Registry of Oil Companies of the National State that are holders of hydrocarbon exploitation concessions granted by the National State, the provinces or Autonomous City of Buenos Aires and that:

(i)	Adhere to the RADPIP (they may present themselves or associate with duly registered third parties).
(ii)	Obtain incremental crude oil production.
(iii)	Comply with the Regime for the Promotion of Employment, Labor, and the Development of Regional and National Suppliers of the Hydrocarbons Industry; and
(iv)	In case of being beneficiaries thereof, comply with the obligations set forth in the Plan GasAr.

Baseline calculation: The baseline will be the total crude oil accumulated by the beneficiary (including its subsidiaries or producing companies of the same economic group within the country), during 2021, in all the areas over which it holds a concession, according to the official data submitted to the Ministry of Energy as of May 28, 2022.

Incremental production calculation: Once the baseline is obtained, the Annual Incremental Production and Quarterly Incremental Production data will be obtained:

(i)	Annual Incremental Production: Difference between the effective production of the last 12 months and the baseline.
(ii)	Quarterly Incremental Production: 1/4 of the Annual Incremental Production.

Incentives: The beneficiary will enjoy the benefits of the RADPIGN on a percentage of its Incremental Injection on a quarterly basis. The base Incremental Injection Volume Benefit (“VIIB”) will be 30% of the Incremental Injection multiplied by the number of days in the quarter, which may be increased for different circumstances:

(i)	In the amount of percentage sections equivalent to 1/5 of the percentage of Internal Natural Gas Market Coverage.
(ii)	By up to 5% if the beneficiary is able to offset the technical decline related to conventional exploitation.
(iii)	By up to 2% if the incremental oil production is obtained from low productivity or previously inactive or closed wells, together with third-party recovery companies.
(iv)	By up to 2% when the Annual Incremental Production is obtained by contracting at least 10% of the fracking services from regional or national companies.
(v)

Up to 2% when the beneficiary increases its investment, or initiates a new investment process, in exploration and exploitation of oil in marginal areas or in areas with exclusive conventional production with productive decline. The investment must be of US$5,000,000 in a maximum term of two years once adhered to the RADPIP.

Access to the foreign exchange market: There will be access to the foreign exchange market for an amount equivalent to its VIIB (valued at the weighted average export price of the last 12 months) of the system as a whole), for the following purposes:

(i)	Payment of principal and interest on commercial or financial liabilities abroad, including liabilities with nonresident related companies.
(ii)	Payment of profits and dividends corresponding to closed and audited balances; and/or
(iii)	Repatriation of direct investments of non-residents.

In all cases, net of export duties, incorporating premiums or discounts on the quality of crude oil, as regulated.

In addition, Communication “A” 7,914 establishes that a client that has a “Certification for the Regimes of Access to Foreign Currency for the Incremental Production of Oil and/or Natural Gas” (Decree No. 277/2022) may access the foreign exchange market for up to the amount of the certification to carry out:

iI)	Payments of principal of commercial debts for the importation of goods and services.
(ii)

Payments of interest on commercial debts for the importation of goods and services whose creditor is a counterparty related to the debtor without the prior conformity required in Article 3.3.3 of the Exchange Regime.

(iii)	Payment of profits and dividends to non-resident shareholders to the extent that the requirements set forth in Articles 3.4.1. to 3.4.3. of the Exchange Regime are met.
(iv)	Payments of principal and interest on financial indebtedness with foreign countries whose creditor is a counterparty related to the debtor.
(v)	Payments of principal of financial debts in a foreign currency covered by the provisions of Article 3.17 of the Exchange Regime, in excess of the amount resulting from the established parameters.
(vi)	Repatriations of direct investments of non-residents in companies that are not controlling companies of local financial institutions.

In all cases, compliance with the remaining general and specific requirements applicable to the transaction, by virtue of the exchange regulations in force, must be evidenced.

Also, pursuant to Communication “A” 7,914, the beneficiaries must nominate a single local financial institution that will be responsible for issuing the “Certification for the Regimes of Access to Foreign Currency for the Incremental Production of Oil and/or Natural Gas” and send them to the financial institution through which the client wishes to access the foreign exchange market.

Benefit transfer: Benefits may be transferred to direct suppliers of the beneficiary (subject to regulation).

Foreign Exchange Access Regime for Incremental Natural Gas Production (“RADPIGN”)

Beneficiaries: Those subjects registered in the Registry of Oil Companies of the National State who are holders of hydrocarbon exploitation concessions granted by the National State, the provinces or the Autonomous City of Buenos Aires and who:

(i)	Adhere to the RADPIGN (they may apply or associate with duly registered third parties).
(ii)	Are awarded in compliance with base natural gas injection volumes over 365 days a year, in the auctions or price contests of the Plan GasAr 2020-2024.
(iii)	Obtain incremental injection levels with respect to the injection baseline; and
(iv)	Comply with the regime for the Promotion of Employment, Labor and the Development of Regional and National Suppliers of the Hydrocarbons Industry.

Injection baseline calculation: The injection baseline will be the annual average daily injection volume of natural gas for the year 2021, with measurement approved by the application authority and the ENARGAS, and effectively injected, including off system production, all from its own areas, including that of its subsidiaries or producing companies of the same economic group within the country.

Incremental injection calculation: Once the injection baseline is obtained, the incremental injection data will be obtained, being the daily average excess, with respect to the injection baseline, of the volume of natural gas effectively injected by the beneficiary. The volume effectively injected will be the average daily injection of the last 12 preceding months.

Incentives: The beneficiary will enjoy the benefits of the RADPIGN on a percentage of its incremental injection on a quarterly basis. The base VIIB will be 30% of the incremental injection multiplied by the number of days in the quarter, which may be increased due to different circumstances:

(i)	In the amount of percentage sections equivalent to 1/5 of the percentage of Internal Natural Gas Market Coverage.
(ii)	Up to 5% if the beneficiary is able to offset the technical decline related to conventional exploitation.

Access to the foreign exchange market: Access to the foreign exchange market will be granted for an amount equivalent to its VIIB (valued at the weighted average export price of the last 12 months) of the system as a whole), for the following purposes:

(i)	Payment of principal and interest on commercial or financial liabilities with foreign countries, including liabilities with non-resident related companies.
(ii)	Payment of profits and dividends corresponding to closed and audited balance sheets; and/or
(iii)	Repatriation of direct investments of non-residents.

In addition, Communication “A” 7,626 (supplementary to Decree No. 277/2022) regulates the requirements applicable for access to the foreign exchange market for those clients who have a “Certification for the Regimes of Access to Foreign Currency for the Incremental Production of Oil and/or Natural Gas”. See “—Regime for Access to Foreign Currency for Incremental Petroleum Production (“RADPIP)—Access to the foreign exchange market”.

Benefit transfer: Benefits may be transferred to direct suppliers of the beneficiary (subject to regulation).

Criminal Exchange Regime

The Exchange Regime establishes that transactions that do not comply with the exchange regulations established by the Exchange Regime will be subject to the Criminal Exchange Regime (Law No. 19,359 and amendments).

For further information on the exchange control restrictions and regulations in force, you should consult your legal advisors and read the applicable rules mentioned in this document, as well as their amendments and complementary regulations, which are available on the website: http://www.infoleg.gob.ar or on the BCRA’s website www.bcra.gob.ar, as applicable. The information contained in these websites is not part of this annual report and is not deemed to be incorporated herein.

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

Dividends paid in a currency other than U.S. dollars (a “foreign currency”) generally will be includible in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the holder receives the dividends, in the case of common shares, or the date the ADS Depositary receives the dividends, in the case of ADSs. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency (or on behalf of) by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States. As indicated in “Item 3.D. Risk Factors—Risks Relating to our Shares and ADSs—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, shares underlying the ADSs”, in light of the current restrictions on the conversion of the Argentine currency into a non-Argentine currency, the Depositary for the ADSs may hold the Argentine pesos it cannot convert for the account of the ADS holders for a significant period of time. The subsequent conversion of such Argentine pesos into U.S. dollars may therefore result in foreign currency exchange gain or loss that is treated as ordinary income or loss as described above. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received that is converted into U.S. dollars after it is received.

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

Our ADSs are listed on the NYSE, and our ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed and remain so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 or 2023 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Because the common shares are not themselves listed on a U.S. exchange, it is possible that dividends received with respect to common shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of common shares.

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

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Argentine withholding tax on dividends paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and recently issued final U.S. Treasury Regulations (“Final FTC Regulations”) have imposed additional requirements that must be met for a foreign tax to be creditable, and we do not intend to determine whether such requirements will be met in case Argentine taxes are withheld from dividends. However, recent notices (the “Notices”) from the IRS indicate that the U.S. Treasury and the IRS are considering proposing amendments to the Final FTC Regulations and allowing taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). If the Argentine tax on dividends is not a creditable tax or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Argentine tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes.  Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Capital gain or loss recognized by a U.S. Holder on the sale or other disposition of common shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Subject to the Notices described above, under the Final FTC Regulations, Argentine taxes on disposition gains of U.S. Holders are likely not creditable for U.S. federal income tax purposes. If the Argentine tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares and any Argentine tax imposed on such sale or disposition.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Passive Foreign Investment Company

Special tax rules apply to U.S. Holders if we are a PFIC. In general, we will be a PFIC in a particular taxable year if, after applying certain look-through rules, either 75 percent or more of our gross income for the taxable year is passive income, or 50 percent or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 or 2023 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. The determination of whether we are a PFIC for any taxable year depends on the classification of our income and assets, our cash position and the nature of the activities performed by our officers and employees. Because this determination is made annually, it is possible that we may become a PFIC for the current taxable year or for any future taxable year due to changes in the composition of our income or assets.

If we are a PFIC for the current taxable year or for a future taxable year during which a U.S. Holder owns common shares or ADSs, the U.S. Holder will be subject to a special tax at ordinary income rates on certain “excess distributions” and on gain recognized on the sale or other disposition of such holder’s common shares or ADSs. For these purposes, distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125.00% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares or ADSs. In addition, the amount of income tax on any excess distributions or gains will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions or gains were earned ratably over the period the U.S. Holder held the common shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including with respect to any lower-tier companies within our group treated as PFICs, and will subject a U.S. Holder to certain annual reporting requirements with respect to their interest in common shares or ADSs on IRS Form 8621. If we are a PFIC for our current taxable year or in future taxable years, U.S. Holders may be able to make certain elections that would mitigate the consequences of our status as a PFIC, including by electing to mark common shares or ADSs to market annually. We do not intend to make information available to U.S. Holders in order for them to make a “qualified electing fund” election with respect to our common shares or ADSs if we are a PFIC. U.S. Holders should consult their own tax advisor regarding the U.S. federal income tax considerations discussed above.

Specified Foreign Financial Assets

Certain individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the common shares or ADSs, including the application of the rules to their particular circumstances.

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

Material Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our common shares or ADSs. The following summary is based upon tax laws of Argentina as in effect on the date of this document and is subject to any change in Argentine law that may come into effect after such date and any change that could apply retroactively and could affect the continued validity of this summary.

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

Income tax (“IT”)

Taxation on dividends

According to the amendments introduced to the Income Tax Law (“ITL”), taxation applicable on the distribution of dividends from Argentine companies would be as follows:

190

•

No Argentine income tax withholding would be levied on dividends paid on our Class D shares or ADSs derived from profits earned during tax periods beginning up to December 31, 2017, whether disbursed in cash, property or other equity securities, except for the application of the equalization tax (the “Equalization Tax”). The Equalization Tax applies to dividends exceeding the “net accumulated taxable income” from the immediate prior fiscal period at the time of distribution. To determine the “net accumulated taxable income” under Argentine Income Tax Law (“Income Tax Law”), the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed at a 35% rate on the excess amount. It is considered a final tax and it is not applicable if dividends are paid in shares (“acciones liberadas”) instead of cash. If applicable, we are responsible for withholding this tax.

•

Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018, on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding as a single and definitive payment on the amount of such dividends (“Dividend Tax”).

However, if dividends are distributed to Argentine entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others), no Dividend Tax would apply. In addition, Equalization Tax is not applicable for dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018.

For Argentine individuals and undivided estates not registered before the Argentine tax authorities as taxpayers for income tax purposes, as well as for non-Argentine residents, the Dividend Tax withholding will be considered a final payment. Argentine individuals and undivided estates are not allowed to offset income arising from the distribution of dividends on Argentine shares with losses from other types of operations.

The Income Tax Law provides a first in-first out rule pursuant to which distributed dividends correspond to the former accumulated profits of the distributing company.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on Class D shares and ADSs.

Taxation on capital gains

As per income tax regulations, gains arising from the transfer of shares, as well as quotas and other equity interests, titles, bonds and other securities, are liable to Argentine income tax (unless exempt), regardless of the type of beneficiary who realizes the gain.

Argentine entities are subject to income tax on the net income from the sale, exchange or other disposition of shares. A progressive tax rate system, introduced by Law No. 27,630, applies to tax periods beginning on January 1, 2021 and beyond. This system imposes tax rates ranging from 25% to 35% determined based on the taxpayer’s net accumulated taxable income. The applicable scales for fiscal periods commencing on January 1, 2024, are as follows: (i) net taxable income accumulated up to $34,703,523.08 will be subject to a rate of 25%; (ii) net taxable income accumulated over $34,703,523.08 up to $347,035,230.79 will incur a payment of $8,675,880.77 plus 30% on the excess over $347,035,230.79; and (iii) net taxable income accumulated from $347,035,230.79 onwards will be subject to a payment of $102,375,393.08 plus 35% on the excess over $347,035,230.79.

Losses arising from the sale of shares and ADSs can only be offset against income derived from the same type and source of operations (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

Starting in 2018, Argentine resident individuals and undivided estates enjoy an exemption from capital gains tax on income derived from the sale of shares and other securities in specific scenarios. These scenarios encompass: (i) shares placed through a CNV-authorized public offering; (ii) shares traded on CNV-authorized stock markets with segments ensuring priority of price-time and interference of offers; and/or (iii) the sale, exchange or other disposition of shares through CNV-authorized tender offer regimes and/or share exchanges.

Additionally, article 34 of the Solidarity Law stipulates that, starting from the 2020 tax period, Argentine resident individuals and undivided estates are exempt from capital gains tax on the sale, exchange, or disposal of securities falling under the provisions of Article 98 of the Income Tax Law, not included in the first paragraph of article 26 subsection u) of the Income Tax Law. This exemption applies as long as said securities are listed on CNV-authorized stock exchanges or securities markets, without the application of article 109 of the Income Tax Law. In this sense, Article 109 of the Income Tax Law specifies that total or partial exemptions established or that will be established in the future by special laws for securities issued by national, provincial, or municipal states or the City of Buenos Aires, do not affect income tax for Argentine resident individuals and undivided estates.

Notably, ADSs would not qualify for the exemption applicable to Argentine resident individuals due to non-compliance with the referred conditions. In the absence of the exemption, income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange, or other disposal of ADSs (and shares, if applicable) is subject to a 15% capital gains tax on net income (calculated in Argentine pesos). The acquisition cost may be adjusted based on the CPI inflationary index rate published by the INDEC, provided that the the equity participation was acquired after January 1, 2018. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

If Argentine resident individuals and undivided estates undertake a conversion process involving securities representing shares that do not fall within the exemption scenarios outlined in points (i), (ii) and/or (iii) above, with the intention to hold the underlying shares eligible for the exemption, such conversion would be considered a taxable transfer of the securities representing shares. The taxable value is determined based on their fair market value at the time of conversion. The same tax treatment will apply if the conversion process involves shares not eligible for the exemption being transformed into securities representing shares that qualify for the exemption.

Upon completion of the conversion, the results obtained from any subsequent sale, exchange, swap or any other disposition of the underlying shares or securities representing shares would be exempt from income tax, provided that the conditions specified in points (i), (ii) and/or (iii) of the paragraph above are satisfied.

In light of amendments introduced by the Solidarity Law, it could also be construed that a capital gains exemption could also apply for Argentine resident individuals and undivided estates if the securities involved in the conversion process are listed on stock exchanges or securities markets authorized by the CNV (although the matter is not free from doubt and further clarifications should be issued).

Due to the amendments introduced to the Income Tax Law, as from 2018, non-Argentine resident individuals or legal entities (“foreign beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following situations: (i) when the shares are placed through a CNV-authorized public offering; (ii) when shares are traded on CNV-authorized stock markets, with segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through CNV-authorized tender offer regimes and/or share exchanges. The exemption applies to the extent the foreign beneficiaries reside in a “cooperative jurisdiction” (as defined in “—Incoming funds arising from non-cooperative or low or nil tax jurisdictions”) and, in accordance with article 90 of the Regulatory Decree of the Income Tax Law, if their funds come from “cooperative jurisdictions”.

In addition, under Law No. 27,430 income arising from the sale of ADSs is categorized as Argentine source income. However, capital gains resulting from the sale, exchange or other disposition of ADSs by foreign beneficiaries residing in a “cooperative jurisdiction”, and whose funds originate from “cooperative jurisdictions”, as per article 90 of the Regulatory Decree of the Income Tax Law, are exempt from income tax on capital gains. This exemption applies as long as the underlying shares are authorized for public offering by the CNV.

In the event that foreign beneficiaries undergo a conversion process of shares not eligible for the exemption into securities representing shares that are exempt from income tax, such conversion would be treated as a taxable transfer of shares. The taxable value is determined based on their fair market value at the time of the conversion.

Nevertheless, it is essential to highlight that if Nonresidents are situated in a “non-cooperating jurisdiction” (as defined below) or if the invested funds are originated in a non-cooperating jurisdiction, the aforementioned exemptions do not apply. Consequently, any capital gains resulting from the disposal of Class D shares or ADSs will be subject to income tax at an effective rate of 31.5% on the gross sale price.

In cases where the exemption is not applicable, and foreign beneficiaries are resident in a “cooperative jurisdiction”, with their funds channeled through cooperative jurisdictions, the gain derived from the disposition of ADSs would be subject to income tax at a 15% rate on the net capital gain or at an effective rate of 13.5% on the gross price.

As per AFIP General Resolution No. 4,227/2018, various payment mechanisms are outlined depending on the specific circumstances of each sale transaction. In line with article 252 of the Regulatory Decree of the Income Tax Law, in situations covered by the final paragraph of article 98 of the Income Tax Law (i.e. when both the acquirer and the seller of the security are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities. Alternatively, the payment can be facilitated either (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class D shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Personal assets tax (“PAT”)

Since tax period 2019, Argentine individuals and undivided estates, foreign individuals and undivided estates and foreign entities are subject to personal assets tax of 0.5% of the value of any shares issued by Argentine entities, held at December 31 of each year. This tax is imposed on Argentine issuers of such shares, such as us, who assume responsibility for paying this tax on behalf of the relevant shareholders. The tax is calculated based on the proportional net worth value (“valor patrimonial proporcional”) of the shares, derived from the latest consolidated financial statements at December 31 of each year. According to the Argentine Personal Assets Tax Law (“Personal Assets Tax Law”), we are entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.

Under existing regulations, the applicable tax treatment for Argentine resident individuals who hold securities representing Argentine shares (such as the ADSs) is currently unclear. Additionally, there is uncertainty about how the personal assets tax should be estimated in those cases.

Tax on debits and credits in bank accounts (“TDC”)

Tax on debits and credits in bank accounts is levied, with certain exceptions, for debits and credits on checking accounts maintained at financial institutions located in Argentina and other transactions that are used as a substitute for the use of checking accounts. The general tax rate is 0.6% for each debit and credit, although there are reduced rates of 0.075%, as well as increased rates of 1.2%.

Decree No. 409/2018 established that the account holder may use up to 33% of the amounts paid for TDC for taxable events subject to the general rate of 0.6%, as well as those taxed at the rate of 1.2%, as a credit against other specific federal taxes. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%. Additionally, Law No. 27,264 establishes that 100% of the tax paid may be considered as a credit against income tax by entities that are characterized as “micro” and “small” and 60% of the tax paid by those entities related to the manufacturing industry that are characterized as “medium - stage 1-” by means of Article 1 of Law No. 25,300 and its complementary ones.

TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3,250 of the BCRA) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the tax authority (AFIP and/or DGI) in accordance with AFIP General Resolution No. 3,900/2016.

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

Value added tax

The sale, exchange or other disposition of our Class D shares or ADSs and the distribution of dividends are exempt from the value added tax.

Tax for an Inclusive and Caring Argentina (“Impuesto Para una Argentina Inclusiva y Solidaria” “PAIS”)

On an emergency basis and for the term of five fiscal periods since the entry into force of the Solidarity Law, the Argentine government imposed a federal tax applicable to the purchase of foreign currency and other foreign exchange operations carried out by Argentine residents (individuals or entities). The applicable rate is up to 30%. Holders should consider the provisions that apply to them according to their specific case.

Additionally, through General Resolution AFIP No. 4,815/2020, as amended, a perception regime was established to be applied to certain operations subject to the PAÍS tax. According to the latest modifications to the regime, the applicable perception is 30% and applies to amounts in pesos specified for each type of transaction. The amounts perceived will be considered as advance payments for PAT or IT, depending on the taxpayer’s situation. If a surplus is generated in the corresponding tax, it will be considered direct income and can be used to offset other tax obligations.

Stamp tax

This tax is an Argentine provincial tax, which is also levied in the City of Buenos Aires, applicable to the execution of onerous transactions within a provincial jurisdiction or the City of Buenos Aires, or also outside an Argentine provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction. Each of the provinces and the City of Buenos Aires apply different tax rates depending on the type of activity. In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax to the extent their placement is made within a 180-days term counting as from when such authorization is granted.

Stamp tax may apply in certain Argentine provinces if transfer of our Class D shares or ADSs is performed or executed in such jurisdictions by means of written agreements.

Gross turnover tax

This tax is an Argentine provincial tax, which is also levied in the City of Buenos Aires, applicable to gross revenues resulting from the regular and onerous exercise of commerce, industry, profession, business, services or any other onerous activity conducted on a regular basis within the respective Argentine jurisdiction. Each of the provinces and the City of Buenos Aires apply different tax rates depending on the type of activity.

In addition, gross turnover tax could be applicable on the transfer of Class D shares or ADSs and on the perception of dividends to the extent such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transaction with shares as well as the perception of dividends are exempt from gross turnover tax.

Regimes for the collection of provincial tax revenues on the amounts credited to bank accounts

Different Argentine tax authorities have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the gross turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders of Class D shares and ADSs shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

Estate and gift tax

The Buenos Aires Province has imposed a tax on free transmission of assets, including inheritance, legacies, donations, etc., effective January 1, 2011.

Regarding the fiscal year 2024, gratuitous transfers of assets are exempt from this tax when their total amount, without including deductions, exemptions, and exclusions, is equal to or less than Ps.2,038,752.00, or Ps.8,488,486 in the case of parents, children, and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 9.5131% in tax period 2024), varies according to the property value to be transferred and the degree of kinship of the parties involved. The transfer of Class D shares or ADSs among residents of the Buenos Aires Province shall be subject to this tax if other applicable conditions are met.

Regarding the existence of taxes on the free transmission of assets in the remaining provincial jurisdictions, the analysis must be carried out taking into consideration the legislation of each province in particular.

Court tax

In the event that it becomes necessary to institute enforcement proceedings in relation to our Class D shares and ADSs in the Argentine federal courts or the courts sitting in the City of Buenos Aires, a court tax (in general at a rate of 3.0%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before provincial courts.

Other tax considerations

Subject to the discussion above regarding state and gift taxes, there are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class D shares or ADSs.

Incoming funds arising from non-cooperative or low or nil tax jurisdictions.

According to Article 82 of Law No. 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Article 19 and Article 20 of the Income Tax Law.

As defined under Article 19 of the Argentine Income Tax Law, non-cooperative jurisdictions are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine government has committed. The Executive Branch published a list of the non-cooperative jurisdictions based on the criteria above, currently included in art 24 of the Regulatory Decree of the Income Tax Law.

In turn, low or nil tax jurisdictions are defined as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate income tax rate is lower than 60% of the minimum corporate income tax rate established in the first paragraph of Article 73 of the Income Tax Law.

Pursuant to Article 25 of the regulatory decree of the Income Tax Law, for purposes of determining the taxation level referred to in Article 20 of the Income Tax Law, the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied must be considered. In turn, “special tax regime” is understood as any regulation or specific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime.

According to the legal presumption under Article 18.2 of Law No. 11,683, as amended, incoming funds from low or nil jurisdictions could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved.

The unjustified increases in net worth mentioned in the preceding paragraph, plus an additional 10% attributed as income used or consumed in non-deductible expenses, constitute net gains for the fiscal year in which they occur, for the purpose of determining the Income Tax. Furthermore, they may serve as a basis for estimating the omitted taxable transactions during the corresponding commercial fiscal year for Value Added Tax and internal taxes, if applicable.

The Argentine party may rebut such legal presumption by duly evidencing before the Argentine tax authority that the funds arise from activities effectively performed by the Argentine party or by a third -party in such jurisdiction, or that such funds have been previously declared.

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and Uruguay (through an information exchange treaty that contains clauses for avoidance of double taxation). Tax treaties between Argentina and Austria, China, Japan, Luxemburg and Turkey have been signed, but the treaties have not yet been ratified by their respective governments. There is currently no tax treaty or convention in effect between Argentina and the United States. However, since January 2021 an international administrative agreement for the exchange of information between the Argentine tax administration (“AFIP”) and the United States tax administration (Internal Revenue Service, “IRS”) has been in force.

Additionally, it should be noted that a legislative bill has undergone parliamentary consideration, approving the “Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting,” signed within the framework of the OECD. The approval of this bill will result in modifications to the agreements signed with 17 jurisdictions.

It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class D shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties if certain conditions are met.

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

We remind investors that we are required to file consolidated financial statements and other periodic reports with the CNV because we are a public company in Argentina. Investors can access our historical consolidated financial statements published in Spanish on the CNV’s website at www.cnv.gob.ar. The information found on the CNV’s website is not a part of this annual report. Investors are cautioned not to place undue reliance on our consolidated financial statements or other information not included in this annual report.

Item 10.I. Subsidiary Information

Not applicable.

Item 10.J Annual Report to Security Holders

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

Interest Rate Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2023.

Interest rate sensitivity

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2023.

Foreign Currency Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2023.

Foreign currency sensitivity

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2023.

Price Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2023.

Credit Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2023.

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

As of the date of issuance of this report, CAMMESA is in arrears with the transactions corresponding to the months of December 2023, January and February 2024, as well as the payments corresponding to the FONINVEMEM program for the months of March and April 2024, for total estimated of Ps 89.04 billion. The Company carries out multiple financial transactions on a daily basis for the efficient management of its liquidity and investments, which is normal and customary in its financial management, thus the payment capacity of our obligations in general has not been affected to date.

The chart below shows the payment cycle of CAMMESA (for sales under the Spot Sales) in terms of number of days after the due date that CAMMESA took to pay the balances each month from January 2020 to November 2023.

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

During 2022, we collected Ps. 38.64 billion in CVO receivables, measured in current amounts as of December 31, 2023.

During 2023, we collected Ps. 36.94 billion in CVO receivables, measured in current amounts as of December 31, 2023.

Liquidity Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2023.

Item 12. Description of Securities Other Than Equity Securities

Item 12.A Debt Securities

Not applicable.

Item 12.B Warrants and Rights

Not applicable.

Item 12.C Other Securities

Not applicable.

Item 12.D American Depositary Shares

Fees and Charges

On September 5, 2023, we terminated our deposit agreement with Citibank, N.A., filed with the Commission on January 17, 2018. On October 16, 2023 we entered into a deposit agreement with JPMorgan Chase Bank, N.A. under which JPMorgan Chase Bank, N.A. was engaged to act as depositary of our ADSs.

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

Issuance of ADSs (e.g., an issuance of ADS upon a deposit of common shares, upon a change in the ADS(s)-to-common share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of common shares)

Up to U.S. 3¢ per ADS issued
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-common share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

Service	Fees
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 2¢ per ADS held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 2¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 2¢ per ADS held
ADS Services	Up to U.S. 2¢ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	the registration fees as may from time to time be in effect for the registration of common shares on the share register and applicable to transfers of common shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;

•	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

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

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. Accordingly, we have received the following amounts from the depositary bank on the dates indicated below:

(i)	February 5, 2021: US$137,442.96;

(ii)	February 5, 2022: US$128,375.40; and

(iii)	October 19, 2023: US$186,992.90.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Our company, under the supervision and with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to 13a-15(e) of the Exchange Act, as of December 31, 2023.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon their evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance of achieving their control objectives.

(b) Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Central Costanera S.A., Empresas Verdes Argentina S.A., Las Misiones S.A, Estancia Celina S.A, Cordillera Solar VIII S.A. and Scatec Equinor Solutions Argentina S.A. (currently, CP Servicios Renovables S.A.)  became part of our consolidated subsidiaries during 2023, because of the performed acquisitions. As permitted by the SEC Staff interpretive guidance for newly acquired businesses, our management excluded Central Costanera S.A., Empresas Verdes Argentina S.A., Las Misiones S.A, Estancia Celina S.A, Cordillera Solar VIII S.A. and Scatec Equinor Solutions Argentina S.A. (currently, CP Servicios Renovables S.A.)  from the evaluation of internal control over financial reporting as of December 31, 2023. Central Costanera S.A., Empresas Verdes Argentina S.A., Las Misiones S.A, Estancia Celina S.A, Cordillera Solar VIII S.A. and Scatec Equinor Solutions Argentina S.A. (currently, CP Servicios Renovables S.A.), represent 17% of our total consolidated assets ,22% of our consolidated liabilities, 13% of our consolidated revenues as reported in our Consolidated Financial Statements for the year ended December 31, 2023.

Central Costanera S.A., Empresas Verdes Argentina S.A., Las Misiones S.A, Estancia Celina S.A, Cordillera Solar VIII S.A. and Scatec Equinor Solutions Argentina S.A. (currently CP Servicios Renovables S.A.)  will be included in the scope of the internal control model for financial reporting in 2024 and their processes and controls will be included and certified in 2024.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that we maintained effective internal control over financial reporting as of December 31, 2023.

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

Item 16.B Code of Ethics

We have adopted a “Code of Business Conduct” (the “code”) designed to establish guidelines with respect to professional conduct, morals and employee performance. This code applies to all our directors, managers, heads and employees. The code is posted on our website at  https://investors.centralpuerto.com/governance-documents. In 2018, the code was amended to comply with the requirements set forth in Argentine Law No. 27.401 (the “Corporate Criminal Liability Law”), which include that our employees shall act with due care while dealing with public sector officers or agencies on our behalf and shall avoid, at all times, circumstances that may be considered contrary to the public duties of such public sector officers, illicit enrichment of such public sector officers, bribery and influence-peddling, extortion and preparation of false balance sheets and reports. On March 9, 2018, our Audit Committee approved the amendment. In addition, we did not grant any waivers to the code during the year ended December 31, 2023.

Item 16.C Principal Accountant Fees and Services

Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global Limited) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2023, and 2022. The following tables sets forth the total amount billed to us and our subsidiaries for the indicated fiscal years (stated in the current measurement unit as of December 31, 2023):

	2023	2022
	(in thousands of Ps.)
Audit Fees	693,976	344,464
Tax Fees	71,202	67,087
Total	698,067	411,551

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

Consequently, 100% of the services and fees rendered by our principal accountants in 2023 were approved by the Audit Committee prior to their engagement to perform such work.

Item 16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On October 13, 2022, our Board of Directors sanctioned a treasury stock acquisition program. The program followed existing regulations and capped the acquisition at either US$10,000,000 or 10% of our share capital, whichever was lower. The program lasted for 180 days starting from the first business day after the announcement of the purchase was made public in the market media. Said program expired on April 11, 2023. Under the framework of the program, CP Renovables repurchased 125,782 of our shares for a total value of Ps.0.88 billion.

On August 24, 2023, our Board of Directors sanctioned a new treasury stock acquisition program. The program will follow existing regulations and will also cap the acquisition at either US$10,000,000 or 10% of our share capital, whichever is lower. The program is set to last for 180 days starting from the first business day after the announcement of the purchase is made public in the market media. This period is subject to potential renewal or extension.

The buyback can be conducted by us or our subsidiaries, with a daily transaction ceiling of 25% of the average daily trading volume of our stock, based on market data from the preceding 90 trading days. The shares' purchase price is capped at US$8 per ADS on the NYSE and initially up to Ps. 605 per share on BYMA. This last cap was later raised to Ps. 800 per share, as authorized by our Board of Directors on October 17, 2023.

As of December 31, 2023, we had repurchased 2,299,993 shares for a total value of Ps. 1.66 billion under the program. The operations carried out through both programs have been recorded as acquisitions of treasury shares in accordance with the provisions of IAS 32. The consideration paid for these shares was directly recognized as equity under the heading “Other equity accounts.”

On the table below, it is described the share and bond repurchases made during 2023:

Period	Exchange	Type	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
August	BYMA	Bonds	1,220,000	Ps. 290.90	-	Ps. 613,380,204
August	BYMA	Bonds	882,029	Ps. 345.27	-	Ps. 526,341,862
August	BYMA	Bonds	113,611	Ps. 345.27	-	Ps. 67,796,212
August	BYMA	Bonds	4,245,981	Ps. 350.03	-	Ps. 2,568,677,123
August	BYMA	Bonds	67,273	Ps. 350.03	-	Ps. 40,697,925
August	BYMA	Bonds	4,390,000	Ps. 350.23	-	Ps. 2,657,321,295
September	BYMA	Stocks	41,000	Ps. 462.90	-	Ps. 29,092,842
September	BYMA	Stocks	41,000	Ps. 439.43	-	Ps. 27,617,296
September	BYMA	Stocks	13,410	Ps. 439.51	-	Ps. 9,034,606
September	BYMA	Stocks	85,000	Ps. 461.81	-	Ps. 60,171,355
September	BYMA	Stocks	80,000	Ps. 471.21	-	Ps. 57,785,385
September	BYMA	Stocks	50,000	Ps. 466.94	-	Ps. 35,788,243
September	BYMA	Stocks	57,941	Ps. 468.56	-	Ps. 41,615,910
September	BYMA	Stocks	86,000	Ps. 472.45	-	Ps. 62,282,959
September	BYMA	Stocks	86,000	Ps. 462.94	-	Ps. 61,029,237
September	BYMA	Stocks	86,000	Ps. 459.36	-	Ps. 60,557,021
September	BYMA	Stocks	87,300	Ps. 458.48	-	Ps. 61,353,975
September	BYMA	Stocks	87,500	Ps. 449.04	-	Ps. 60,228,692
September	BYMA	Stocks	129,000	Ps. 444.73	-	Ps. 87,941,785
September	BYMA	Stocks	110,000	Ps. 454.02	-	Ps. 76,555,910
September	BYMA	Stocks	129,935	Ps. 485.82	-	Ps. 96,763,619
September	BYMA	Stocks	130,000	Ps. 484.76	-	Ps. 96,600,391
October	BYMA	Stocks	130,600	Ps. 477.42	-	Ps. 88,250,447
October	BYMA	Stocks	130,600	Ps. 463.85	-	Ps. 85,928,753
October	BYMA	Stocks	131,317	Ps. 489.50	-	Ps. 90,981,035
October	BYMA	Stocks	131,600	Ps. 499.07	-	Ps. 92,958,364
October	BYMA	Stocks	526	Ps. 515.12	-	Ps. 383,503
October	BYMA	Stocks	42,474	Ps. 520.01	-	Ps. 31,261,342
October	BYMA	Stocks	61,126	Ps. 519.91	-	Ps. 44,981,373
October	BYMA	Stocks	131,792	Ps. 535.09	-	Ps. 99,814,180
October	BYMA	Stocks	132,822	Ps. 589.90	-	Ps. 110,897,503
October	BYMA	Stocks	107,050	Ps. 590.33	-	Ps. 89,444,933

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

(g) the member is the director, CEO, administrator or principal executive from a non-profit organization which had received funds for amounts exceeding those established by Resolution No. 30/2011 of the UIF (currently equivalent to Ps. 150 Minimum Living and Mobile Wages), coming from the company, or a parent company;

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

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J Insider Trading Policies

Pursuant to the applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending December 31, 2024.

Item 16 K Cybersecurity

Risk Management and Strategy

We uphold a thorough procedure for evaluating, recognizing, and addressing cybersecurity risks, encompassing threats such as business operations disruption, reporting system vulnerabilities, data breaches, and reputational concerns.

The Department of Cybersecurity holds the mandate to implement a range of proactive and responsive measures that influence data processing and facilitate information protection. Moreover, it carries out risk analysis and assessment concerning cybersecurity threats that could affect the Company, working closely with the Cybersecurity Manager and other cybersecurity experts. The functions of our Department of Cybersecurity have been integrated into our general risk systems and processes.

Key responsibilities of the Department of Cybersecurity encompass:

•	Restricting unauthorized access or alterations to information by individuals, entities, or processes.
•	Guaranteeing the availability of critical information as required by authorized users, entities, or processes.
•	Identifying risks and suggesting security solutions for their monitoring and mitigation.
•	Supervising, communicating, and implementing technical security solutions aligned with business objectives.
•	Proactively detecting threats to enable early identification and containment, thus minimizing impacts on Company assets, products, and operations.
•	Formulating and enhancing cybersecurity policies and controls to ensure compliance with relevant standards and regulations.

The Cybersecurity Department’s procedures undergo annual reviews, testing, updates, and approval by the Approval Committee. Any necessary updates resulting from these reviews are implemented accordingly.

Incident Response Plan

We have a Cybersecurity Risk Assessment Procedure to identify, assess and manage risks in order to protect the confidentiality, integrity and availability of our networks, systems and associated information. This procedure is part of the Cybersecurity Risk Management Program, which requires periodic updates and its corresponding assessment.

We rely on and use recognized international frameworks, including the NIST SP 800-30, NIST SP 800-37, NIST CSF and MAGERIT frameworks for the identification, assessment, and management of cybersecurity risks relevant to our business.

Our Cybersecurity Risk Management Program includes the following key elements:

•	A cybersecurity risk identification and assessment procedure that allows us to identify risks, especially those that are critical to our business.

•	A team with a defined leader and members; with the main function of identifying, assessing, and managing cybersecurity risks.

•	A process for implementing strategies and measures to address cybersecurity risks.

•	A cyber incident response plan that allows restoring systems and resuming operations, also, minimizing the consequences and acquiring incident information to conduct investigations and activate other internal processes.

•	A cyber incident management plan that allows us to carry out a process for determining the materiality of potential cyber incidents, their documentation and corresponding communication to the competent bodies (SEC, entities at the national level, stakeholders, etc.).

Governance

We and our Board of Directors consider that cybersecurity risks and their management are of vital importance; we are aware that cybersecurity requires the active participation of the Board of Directors and Senior Management to exercise corporate governance, therefore we have adopted the Cybersecurity Governance Procedure with the goal of establishing a comprehensive cybersecurity governance and management framework adapted to our specific needs. We recognize the critical importance of ensuring operational continuity, information protection and preservation of trust in a vital sector such as energy generation.

Management

Our Cybersecurity Manager at Management leads and oversees our cybersecurity strategy to ensure the comprehensive protection of digital assets, effective cyber risk management, regulatory compliance, and the promotion of a robust security culture, in order to achieve the integrity, confidentiality and availability of our networks, systems and information. Our cybersecurity manager has obtained professional security certifications and advanced training in the field of cybersecurity, training and experience related to the position and cybersecurity.

In the event that the preliminary assessment Cybersecurity Manager  suggests that the incident could be significant, our policy stipulates the formation of an Approval Committee consisting of the CEO, CFO, and Cybersecurity Manager. The role of the Approval Committee is to oversee the materiality determination made by the Cybersecurity team. If deemed necessary, the Approval Committee forwards pertinent information to the Audit Committee for review. Should the Audit Committee validate the incident’s materiality, it is then communicated to the Board of Directors, and subsequently, publicly disclosed in accordance with relevant laws and regulations.

The Cybersecurity Manager maintains regular meetings with both the Board of Directors and the Audit Committee to discuss cybersecurity processes, risks, initiatives, and mitigation efforts.

Board of Directors

Our Audit Committee has an agenda on cybersecurity issues, it is the body in charge of supervising our cybersecurity strategy, especially the identification, evaluation and management of cybersecurity risks.

The Audit Committee reports to the Board of Directors annually and whenever necessary, in order to update and inform about the cybersecurity strategy, cybersecurity risks, their management for the treatment and effectiveness of cybersecurity controls and potential cyber incidents. In addition, it has set biannual meetings and whenever necessary, with the person responsible for cybersecurity in Management, through which it is informed, exercises oversight and decision making.

To fulfill this duty, the Audit Committee convenes regular meetings and ad-hoc sessions as necessary, during which the Cybersecurity Manager provides reports on cybersecurity events and updates on prevailing risks. Additionally, the Audit Committee engages with the Cybersecurity Manager if a material event arises.

The Cybersecurity Manager communicates significant activities related to cybersecurity incidents in accordance with the Cybersecurity Risk Assessment Procedure to both the Board of Directors and the Audit Committee.

Third-Party Service Provider

Our cybersecurity risk management protocols also encompass monitoring and identifying threats related to our utilization of third-party service providers, as per the terms outlined in our contracts with them. We stipulate in our contracts that third-party services must adhere to our security policies. The Department of Cybersecurity supervises this process, and if any risks are identified, they instruct the providers to comply with our cybersecurity policies.

Training

The Department of Cybersecurity organizes awareness campaigns and training sessions for employees, emphasizing various topics such as creating secure passwords, recognizing phishing attempts, understanding social engineering tactics, data leakage, ensuring security on WhatsApp and social networks, understanding data protection principles, and promoting secure development practices, among other relevant subjects.

Risks from Cybersecurity Threats

As of the date of this annual report, the Company has not suffered any material cybersecurity incidents.

For further details regarding our cybersecurity-related risks, please refer to "Item 3—Key Information—Risk Factors— A cyberattack could adversely affect our business, balance sheet, results of operations and cash flow.

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item 17.

Item 18. Financial Statements

Our Audited Consolidated Financial Statements are included in this annual report beginning at Page F-1.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1.	English translation of bylaws of Central Puerto S.A.

2.1.	Amended and Restated Deposit Agreement among Central Puerto S.A., JPMorgan Chase Bank, N.A., as depositary and holders and beneficial owners of American Depositary Receipts.

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

208

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

4.18	Brigadier López Power Plant transfer contract (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F/A (File No. 001-38376), filed with the Commission on April 29, 2020).

8.1.	List of subsidiaries of Central Puerto S.A. as of the date of this annual report.

11.1.	Code of Ethics of Central Puerto S.A., as amended (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 27, 2018).

12.1.	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2.	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.2.	Consent of Vaisala, Inc. (incorporated by reference to Exhibit 23.5 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

97.1*	Clawback Policy

101	XBRL Instance Document and related items.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAL PUERTO S.A.

By:	/S/ ENRIQUE TERRANEO

Chief Financial Officer

Date: April 29, 2024.

210

211

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Central Puerto S.A.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Central Puerto S.A. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2024 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of property, plant and equipment and intangible assets

Description of the matter

As reflected in the Company´s consolidated financial statements, at December 31, 2023, the Company´s property, plant and equipment (“PP&E”) and intangible assets were Argentine pesos (“Ps.”) 758,934 million and Ps. 15,956 million, respectively. As further described in Note 2.2.8 to the consolidated financial statements, PP&E and intangible assets are tested for impairment or impairment reversal, when an existing event or one that took place after year end, and provides additional evidence of conditions that existed at the end of the reporting period, indicates that the recoverable amount of the PP&E and/or intangible assets amounts may be affected. For each individual asset or cash generating unit (“CGU”) for which impairment or impairment reversal indicators are identified, management estimates the recoverable amount for the asset or CGU, which is the higher of the fair value less costs to sell and its value in use, and compares it to the respective carrying amount. The value in use for the Company´s CGUs related to the Electric Power Generation from conventional and renewable sources operating segments, was estimated based on discounted future cash flows, considering a significant assumption related to electricity prices as well as assumptions related to operational costs, discount rates and macroeconomic variables such as inflation and exchange rates. The recoverable amount for a gas turbine and land was estimated based on fair value less cost to sell. During 2023, the Company recorded a Ps. 16,633 million and Ps. 2,209 million impairment loss on PP&E and intangible assets, respectively, related to the Brigadier Lopez thermoelectric plant. Also, the Company recorded a gain on the reversal of PP&E impairment of Ps. 62,739 million related to the Luján de Cuyo combined cycle, the Terminal 6 San Lorenzo cogeneration unit, the Manque and La Genoveva wind farms, a gas turbine and land, and a gain of Ps. 98 million on the reversal of intangible assets impairment related to the Manque and La Genoveva wind farms.

Auditing the impairment of property, plant and equipment and intangible assets is especially challenging because it involves a high degree of auditor judgment in performing procedures to evaluate the significant and other assumptions described above used to determine the value in use, including projected financial information, and the fair value less cost to sell.

How We Addressed the Matter in our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s impairment assessment process, including controls over  management’s  review of the significant and other assumptions described above, the completeness and accuracy of the underlying data and the consistency of the discounted cash flow model used by the Company.

To test management´s impairment or reversal of impairment evaluation, our audit procedures included, among others, assessing the methodologies used by management, testing the significant and other assumptions described above and testing the completeness and accuracy of underlying data. For example, we compared the electricity prices used by management with historical data and performed sensitivity analysis to evaluate the changes in the value in use that would result from changes in the underlying significant assumption. Additionally, we compared the other assumptions used by management, such as inflation and exchange rates, to current available economic trends data. We also assessed the historical accuracy of management’s estimates and tested the arithmetical accuracy of the discounted cash flows model. We involved our internal valuation specialists in the evaluation of the methodologies and assumptions related to inflation, exchange rates and discount rates used in the future cash flows prepared by management and in the evaluation of the assumptions used by management for the determination of the fair value less costs to sell. We also assessed the related disclosures in the consolidated financial statements.

Accounting for business combinations

Description of the Matter

As indicated in Note 2.2.20, 20.5 and 20.6 to the consolidated financial statements, during the year ended December 31, 2023 the Company, through its fully controlled company Proener S.A.U., completed the acquisition of 75.68% of the shares of Central Costanera S.A. for consideration paid of USD 48 million, and 100% of the shares of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A, for consideration paid of USD 29.9 million. These transactions were accounted for as business combinations using the acquisition method in accordance with the requirements of IFRS 3 Business Combinations, resulting in identifiable assets and liabilities recorded of Ps 177,483 million and Ps 44,356 million, respectively, and recognition of a gain from bargain purchase of Ps 72,645 million.

Auditing the Company´s accounting for these business combinations was complex due to the significant judgments and estimates in the determination of the fair value of the property, plant and equipment in the Central Costanera S.A. acquisition and the biological assets in the Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. acquisition. The Company’s management developed these estimates, with the assistance of independent specialists, using the valuation methodologies identified in Note 2.2.20 to the consolidated financial statements.

How We Addressed the Matter in our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls over accounting for business combinations, including  controls over the recognition and measurement of identifiable assets and liabilities. For example, we tested controls over management's evaluation of the methodologies and significant assumptions used to determine the fair value of the identifiable assets and liabilities.

To test the estimated fair value of the property, plant and equipment in the Central Costanera S.A. acquisition, our audit procedures included, among others, assessing the methodology used by management, testing the significant assumption related to electricity prices as well as assumptions related to the discount rate and macroeconomic variables such as inflation and exchange rates, and testing the completeness and accuracy of underlying data. For example, we compared the assumptions used by management to current available economic trends data. We involved our valuation specialists in the evaluation of the methodology and  assumptions related to inflation, exchange rates  and the discount rate used by management .

To test the fair value of the biological assets in the Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. acquisition, our audit procedures included, among others, assessing the methodology used by management, testing the significant assumption related to future forest growth as well as assumptions related to the discount rate and macroeconomic variables such as inflation and exchange rates, and testing the completeness and accuracy of the underlying data. We involved our specialists in the evaluation of the methodologies and significant assumptions used by management.

We tested the arithmetical accuracy of the valuation models and the determination of the gain for bargain purchase resulting from the acquisitions. We also assessed the related disclosures in the consolidated financial statements.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global Limited

We have served as the Company’s auditor since 2002.

City of Buenos Aires, Argentina

April 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Central Puerto S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Central Puerto S.A.’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Central Puerto S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Central Costanera S.A., Empresas Verdes Argentina S.A., Las Misiones S.A., Estancia Celina S.A, Cordillera Solar VIII S.A. and CP Servicios Renovables S.A., which are included in the 2023 consolidated financial statements of the Company and constituted 17% of total consolidated assets and 22% of total consolidated liabilities as of December 31, 2023, and 13% of revenues, as the acquisition of Central Costanera S.A. was effective on February 17, 2023, the acquisition of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. was effective on May 3, 2023 and the acquisition of Cordillera Solar VIII S.A. and CP Servicios Renovables S.A. was effective on October 18, 2023. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Central Costanera S.A., Empresas Verdes Argentina S.A., Las Misiones S.A., Estancia Celina S.A, Cordillera Solar VIII S.A. and CP Servicios Renovables S.A.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Central Puerto S.A. as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes, and our report dated April 29, 2024 expressed an unqualified opinion thereon.

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

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global Limited

City of Buenos Aires, Argentina April 29, 2024

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME

		For the years ended December 31,
	Notes	2023	2022	2021
		ARS 000	ARS 000	ARS 000

Revenues	5	313,568,164	315,744,637	346,243,761
Cost of sales	6.1	(210,166,444)	(166,051,558)	(179,326,913)
Gross income		103,401,720	149,693,079	166,916,848

Administrative and selling expenses	6.2	(31,753,694)	(23,253,248)	(25,183,782)
Other operating income	7.1	237,706,231	111,837,412	66,235,117
Other operating expenses	7.2	(15,128,790)	(1,875,144)	(4,899,121)
Reversal of impairment / (impairment) of property, plant and equipment and intangible assets net		43,994,536	(43,670,460)	(47,102,661)
Operating income		338,220,003	192,731,639	155,966,401

Loss on net monetary position	2.1.2	(126,511,590)	(94,864,437)	(10,033,044)
Finance income	7.3	230,203,826	79,527,910	11,784,114
Finance expenses	7.4	(356,774,380)	(135,316,228)	(108,067,187)
Share of the profit (loss) of associates	3	6,115,780	347,325	(3,424,273)
Gain from bargain purchase	2.2.20	72,645,358	37,911,293	-
Income before income tax		163,898,997	80,337,502	46,226,011

Income tax for the year	8	(17,938,127)	(20,927,229)	(50,155,953)
Net gain (loss) for the year		145,960,870	59,410,273	(3,929,942)

Attributable to:
– Equity holders of the parent		148,043,845	59,293,545	(4,501,444)
– Non-controlling interests		(2,082,975)	116,728	571,498
		145,960,870	59,410,273	(3,929,946)

Basic and diluted earnings per share (ARS)	9	98.41	39.40	(2.99)

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the years ended December 31,
	Notes	2023	2022	2021
		ARS 000	ARS 000	ARS 000

Net income (loss) for the year		145,960,870	59,410,273	(3,929,946)

Other comprehensive (loss) income for the year

Other comprehensive (loss) income not to be reclassified to income in subsequent periods

Remeasurement of losses from long-term employee benefits	14.3	(1,155,337)	(731,366)	2,351
Income tax related to remeasurement of losses from long-term employee benefits	8	404,368	255,977	(819)
Total other comprehensive (loss) income not to be reclassified to income in subsequent periods		(750,969)	(475,389)	1,532
Total other comprehensive (loss) income for the year		(750,969)	(475,389)	1,532
Total comprehensive income (loss) for the year		145,209,901	58,934,884	(3,928,414)

Attributable to:
– Equity holders of the parent		147,292,876	58,818,156	(4,499,912)
– Non-controlling interests		(2,082,975)	116,728	571,498
		145,209,901	58,934,884	(3,928,414)

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		12-31-2023	12-31-2022
	Notes	ARS 000	ARS 000

Assets
Non-current assets
Property, plant and equipment	11	758,933,621	616,321,669
Intangible assets	12	15,956,070	24,212,452
Biological assets		89,242,177	38,299,254
Investment in associates	3	34,360,068	37,860,820
Inventories	10	5,981,574	6,813,989
Other non-financial assets	14.1	304,343	765,683
Trade and other receivables	13.1	154,597,455	131,784,373
Other financial assets	13.6	38,740,617	3,632,284
Deferred tax asset	8	12,663,514	2,602,356
		1,110,779,439	862,292,880
Current assets
Biological assets		6,758,707	9,181,119
Inventories	10	8,939,956	19,681,975
Other non-financial assets	14.1	12,220,611	2,777,364
Trade and other receivables	13.1	161,280,356	136,683,090
Other financial assets	13.6	89,838,080	129,998,893
Cash and cash equivalents	15	13,470,493	28,785,809
		292,508,203	327,108,250
Total assets		1,403,287,642	1,189,401,130

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		246,927,434	246,927,434
Legal reserve		41,261,481	38,296,802
Voluntary reserve		346,305,972	485,798,841
Other equity accounts		(22,528,983)	(18,091,155)
Voluntary reserve for future dividends distribution		73,320,698	-
Retained earnings		148,019,840	58,818,155
Equity attributable to holders of the parent		834,820,464	813,264,099
Non-controlling interests		21,751,086	616,612
Total equity		856,571,550	813,880,711

Non-current liabilities
Other non-financial liabilities	14.2	28,078,227	23,580,634
Loans and borrowings	13.3	286,373,907	140,883,742
Compensation and employee benefits liabilities	14.3	3,309,290	2,321,472
Provisions		1,934,005	184,892
Deferred income tax liabilities	8	79,164,462	76,196,163
		398,859,891	243,166,903
Current liabilities
Trade and other payables	13.2	49,803,473	23,376,350
Other non-financial liabilities	14.2	25,617,934	27,316,831
Loans and borrowings	13.3	48,810,618	56,632,669
Compensation and employee benefits liabilities	14.3	15,726,816	10,034,781
Income tax payable		6,273,203	14,849,276
Provisions		1,624,157	143,609
		147,856,201	132,353,516
Total liabilities		546,716,092	375,520,419
Total equity and liabilities		1,403,287,642	1,189,401,130

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to holders of the parent
	Capital stock		Retained earnings			Voluntary reserve for
	Face value	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	future dividends distribution	Unappropriated retained earnings	Total	Non- controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2023	1,514,022	246,927,434	38,296,802	485,798,841	(18,091,155)	-	58,818,155	813,264,099	616,612	813,880,711

Net income for the year	-	-	-	-	-	-	148,043,845	148,043,845	(2,082,975)	145,960,870
Other comprehensive loss for the year	-	-	-	-	-	-	(750,969)	(750,969)	-	(750,969)
Total comprehensive income (loss) for the year	-	-	-	-	-	-	147,292,876	147,292,876	(2,082,975)	145,209,901

Increase in legal reserve	-	-	2,964,679	-	-	-	(2,964,679)	-	-	-
Increase in voluntary reserve for future dividends distribution	-	-	-	(139,492,869)	-	195,346,345	(55,853,476)	-	-	-
Dividends in cash	-	-	-	-	-	(122,025,647)	-	(122,025,647)	-	(122,025,647)
Business combination (Note 2.2.20)	-	-	-	-	-	-	-	-	19,146,135	19,146,135
Transaction between related parties (Note 18)	-	-	-		(2,778,048)	-	-	(2,778,048)	8,929,639	6,151,591
Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	-	-	(4,858,325)	(4,858,325)
Dividends in cash collected by a subsidiary (3)	-	-	-	-	-	-	726,964	726,964	-	726,964
Acquisition of treasury shares (Note 13.3.10)	-	-	-	-	(1,659,780)	-	-	(1,659,780)	-	(1,659,780)
As of December 31, 2023 (1)	1,514,022	246,927,434	41,261,481	346,305,972	(22,528,983)	73,320,698	148,019,840	834,820,464	21,751,086	856,571,550

As of January 1, 2022	1,514,022	246,927,434	38,296,802	503,835,858	(18,002,310)	-	(4,449,524)	768,122,282	1,031,915	769,154,197

Net income for the year	-	-	-	-	-	-	59,293,545	59,293,545	116,728	59,410,273
Other comprehensive (loss) income for the year	-	-	-	-	-	-	(475,389)	(475,389)	-	(475,389)
Total comprehensive income for the year	-	-	-	-	-	-	58,818,156	58,818,156	116,728	58,934,884

Decrease in voluntary reserve due to loss absorption	-	-	-	(4,449,523)	-	-	4,449,523	-	-	-
Dividends in cash	-	-	-	(13,587,494)	-	-	-	(13,587,494)	-	(13,587,494)
Dividends in cash distributed by a subsidiary (4)	-	-	-	-	-	-	-	-	(532,031)	(532,031)
Acquisition of treasury shares (Notes 13.3.10)	-	-	-	-	(88,845)	-	-	(88,845)	-	(88,845)
As of December 31, 2022 (5)	1,514,022	246,927,434	38,296,802	485,798,841	(18,091,155)	-	58,818,155	813,264,099	616,612	813,880,711

As of January 1, 2021	1,514,022	246,927,434	35,141,636	443,887,685	(18,002,310)	-	63,153,727	772,622,194	1,174,908	773,797,102

Net (loss) income for the year	-	-	-	-	-	-	(4,501,444)	(4,501,444)	571,498	(3,929,946)
Other comprehensive income for the year	-	-	-	-	-	-	1,532	1,532	-	1,532
Total comprehensive (loss) income for the year	-	-	-	-	-	-	(4,499,912)	(4,499,912)	571,498	(3,928,414)

Increase in legal reserve	-	-	3,155,166	-	-	-	(3,155,166)	-	-	-
Increase in voluntary reserve	-	-	-	59,948,173	-	-	(59,948,173)	-	-	-
Dividends in cash distributed by a subsidiary (6)	-	-	-	-	-	-	-	-	(714,491)	(714,491)
As of December 31, 2021 (5)	1,514,022	246,927,434	38,296,802	503,835,858	(18,002,310)	-	(4,449,524)	768,122,282	1,031,915	769,154,197

(1)	Includes 11,277,623 treasury shares
(2)	Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 24, 2023.
(3)	Dividend collection by the subsidiary Proener S.A.U. in relation to the dividends distribution of the Company.
(4)	Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 4, 2022.
(5)	8,977,630 common shares are held by subsidiaries.
(6)	Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 28, 2021.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Operating activities
Income for the year before income tax	163,898,997	80,337,502	46,226,011

Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant and equipment	64,072,513	48,238,614	46,330,005
Amortization of intangible assets	6,145,364	12,334,158	18,645,411
Reversal of impairment / (impairment) of property, plant and equipment and intangible assets	(43,994,536)	43,670,460	47,102,661
Loss from disposal (Income from sale) of property, plant and equipment	8,461,885	(61,955)	(637,987)
Recovery (Charge) discount of tax credits	763,531	(818,538)	(1,436,000)
Interest earned from customers	(33,388,985)	(20,714,927)	(21,902,168)
Finance income	(230,203,826)	(79,527,910)	(11,784,114)
Finance expenses	356,774,380	135,316,228	108,067,187
Insurance recovery	-	(4,174,622)	-
Share of the profit of associates	(6,115,780)	(347,325)	3,424,273
Gain from bargain purchase	(72,645,358)	(37,911,293)	-
Material and spare parts impairments	716,167	1,594,977	250,861
Movements in provisions, and long-term employee benefit plan expense	3,692,018	1,070,834	1,857,254
Biological assets revaluation	(12,658,919)	-	-
Foreign exchange difference for trade receivables	(190,654,483)	(85,079,807)	(41,734,061)
Net monetary results effect	123,284,321	52,082,034	(5,446,892)
Trade and tax interests lost	1,792,410	-	3,787,816

Working capital adjustments:
Decrease in trade and other receivables	42,974,477	31,262,737	22,139,735
(Increase) Decrease in other non-financial assets, biological assets and inventories	(32,310,543)	10,559,232	(6,002,547)
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(19,130,210)	(11,473,497)	(41,805,221)

Interest received from customers	29,320,380	18,030,017	21,369,929
Trade and tax interests paid	(952,955)	-	(3,787,816)
Income tax paid	(34,344,072)	(25,046,766)	(26,730,242)
Insurance recovery collected	118,000	3,921,416	-
Net cash flows provided by operating activities	125,614,776	173,261,569	157,934,095

Investing activities
Purchase of property, plant and equipment and materials	(9,834,940)	(10,434,395)	(32,586,599)
Dividends received	6,728,299	875,311	850,261
Sale of property, plant and equipment	-	146,707	22,110,475
Acquisition of financial assets, net	(22,793,255)	(55,592,318)	-
Acquisition of subsidiaries and associates, net of cash acquired	(36,017,836)	(32,252,001)	(32,376,289)
Acquisition of treasury shares	(1,659,780)	(88,845)	-
Net cash flows used in investing activities	(63,577,512)	(97,345,541)	(42,002,152)

Financing activities
Bank and investment accounts overdrafts (paid) received, net	(4,814,307)	6,558,899	(9,766,394)
Loans received	71,906,462	-	-
Loans paid	(93,096,630)	(26,333,200)	(78,207,660)
Corporate bonds repurchase payment	(6,474,215)	-	-
Direct financing and loans refinancing costs	(1,711,546)	(888,343)	(2,112,876)
Interest paid	(23,648,968)	(18,946,446)	(25,465,098)
Dividends paid	(21,914,775)	(11,171,400)	(714,491)
Net cash flows used in financing activities	(79,753,979)	(50,780,490)	(116,266,519)

(Decrease) Increase in cash and cash equivalents	(17,716,715)	25,135,538	(334,576)
Exchange difference and other financial results	20,416,299	4,059,896	487,562
Monetary results effect on cash and cash equivalents	(18,014,900)	(2,118,590)	(995,813)
Cash and cash equivalents as of January 1	28,785,809	1,708,965	2,551,793
Cash and cash equivalents as of December 31	13,470,493	28,785,809	1,708,965

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

In order to carry out its electric energy generation activity the Group owns the following assets:

–

Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,747 MW.

–	Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 576 MW and a steam generating capacity of 125 tons per hour.

–	The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

–

Equity investees in Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

–	The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280.5 MW (open-cycle operation).

–	The thermal cogeneration plant Terminal 6 - San Lorenzo located in Puerto General San Martín, Santa Fe Province, with an installed power of 391 MW and 340 tn/h of steam production.

–

The thermal station Costanera located in the City of Buenos Aires, that operates a thermal generation plant which is made by six turbo-steam units with an installed power capacity of 1,131 MW and two combined cycle plants with an installed power capacity of 1,128 MW (see Note 20.5).

–

Generation plants using renewable energy sources with a total installed capacity of 473.8 MW of commercially available installed capacity from renewable energy sources, distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW; (v) wind farm Achiras 48 MW; (iv) wind farm Los Olivos 22.8 MW, (vii) wind farm Manque 57 MW and (viii) solar farm Guañizuil II A 100 MW (See Note 20.7).

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

Finally, through Proener S.A.U., a company fully controlled by CPSA, the Group is engaged in the forest activity since Proener S.A.U. is the parent company of: a) Forestal Argentina S.A. and Loma Alta Forestal S.A.; such companies own forestry assets which consist of 72,000 hectares approximately in Entre Ríos and Corrientes provinces, in which 43,000 hectares approximately are planted with eucalyptus and pine tree, and b) Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A.; such companies own forest assets that are made of approximately 88,063 hectares in Corrientes province, from which 26,000 are planted with pine tree (over a total 36,000 hectares plantable area). See Note 20.6.

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

After the Argentine economic crisis in 2001 and 2002 and the end of the Convertibility Law, the costs of generators increased as a result of the Argentine peso devaluation. In addition, the price of fuel for their generation increased as well. The increasing generation costs combined with the freezing of rates for the final user decided at the time by National Government led to a permanent deficit in CAMMESA accounts, which faced difficulties to pay the energy purchases to generators. Due to this structural deficit, the Secretariat of Energy issued a series of regulations to keep the electricity market working despite the deficit.

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

CENTRAL PUERTO S.A.

Under these Resolutions, the trusts Central Termoeléctrica Timbúes ("FCTT") and Central Termoeléctrica Manuel Belgrano ("FCTMB") are the owner of the Central Termoeléctrica San Martin and Central Termoeléctrica Belgrano plants during the first ten years of operations. Trusts are aimed at administrating, each of them, 50% of the resources accrued under FONINVEMEM and other funds for the purpose of financing the power stations. Under these agreements, CAMMESA acts as a Trustor, Banco de Inversión y Comercio Exterior (“BICE”) as Trustee, the Secretariat of Energy as regulatory authority and TSM and TMB as Trust Beneficiaries and the Company, with the remaining shareholders of TSM and TMB, as guarantors of the obligations of the latter.

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

Additionally, in 2010 the Company approved a new agreement with the former Secretariat of Energy (Central Vuelta Obligado, the “CVO agreement”). This agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution No. 406/03 accrued over the 2008 - 2011 period by the generators (“CVO receivables”) and for that purpose, enabling the construction of a thermal combined cycle plant named Central Vuelta de Obligado. The CVO agreement established that the CVO receivables will be paid by CAMMESA in 120 equal and consecutive monthly installments. For the determination of the novation of CVO credits, the following mechanism was applied: the cumulative LVFVD (sale settlements with due date to be defined) were converted to USD at the exchange rate established in the agreement (ARS 3.97 per USD for the cumulative LVFVD until the execution date of the CVO Agreement and the closing exchange rate corresponding to each month for the LVFVD subsequently accumulated), the LIBOR rate was applied plus a 5% margin.

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

CENTRAL PUERTO S.A.

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

On January 3, 2020, i.e. before the aforementioned 90-day period commenced, the Argentine Government (through the Ministry of Productive Development) served notice to the Company (together with TSM, TMB and their other shareholders and BICE, among others) stating that, according to the Final Agreement for the Re-adaptation of WEM, TSM and TMB shall perform the necessary acts to incorporate the Argentine Government as shareholder of both companies, acknowledging equity interest rights: 65.006% in TMB and 68.826% in TSM.

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

As result of the business combination described in Note 2.2.20, the Group´s equity interest in TSM and TMB was increased from 9.6269% to 11.3069% and from 10.8312% to 12.7212%, respectively.

CENTRAL PUERTO S.A.

The values recorded in these financial statements for the investments in TMB and TSM are included in non- current assets under other financial assets.

b) Resolution No. 95/2013, Resolution No. 529/2014, Resolution No. 482/2015 and Resolution No. 22/2016

On March 26, 2013, the former Secretariat of Energy released Resolution No. 95/2013 (“Resolution 95”), which affects the remuneration of generators whose sales prices had been frozen since 2003. This new regulation, which modified the regulatory framework for the electricity industry, was applicable to generators with certain exceptions. It defined a new compensation system based on compensating for fixed costs, non-fuel variable costs and an additional remuneration. Resolution 95 converted the Argentine electric market towards an “average cost” compensation scheme. Resolution 95 applied to all Company’s plants, excluding La Plata plant, which sold energy in excess of YPF’s demand on the Spot market pursuant to the framework in place prior to Resolution 95.

In addition, Resolution 95 established that those Sales Settlements with Maturity Dates to be Defined (“LVFVD”) issued by CAMMESA through the application of Resolution 406 which are not committed to the execution of investment and/or maintenance works of existing equipment, should be destined to the integration of trust estate in the aforementioned trust.

Thermal units had to achieve an availability target which varied by technology in order to receive full fixed cost revenues. The availability of all Company’s plants exceeds this market average. As a result of Resolution 95, revenues to Company’s thermal units increased, but the impact on hydroelectric plant Piedra del Águila was dependent on hydrology. The new Resolution also established that all fuels, except coal, would be provided by CAMMESA.

This resolution also established that part of the additional remuneration would not be collected in cash rather it would be implemented through LVFDV and would be directed to a “New Infrastructure Projects in the Energy Sector” which needed to be approved by the former Secretariat of the Energy.

Finally, Resolution 95 temporarily suspended the inclusion of new contracts in the Term market as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the effective date of Resolution 95 were continue being managed by CAMMESA upon their termination. As from such termination, large users should acquire their supplies directly from CAMMESA. Also, Resolution 95 temporarily suspended the acquisition of fuel by the generation agents. All fuel purchases for the generation of electric power are centralized through CAMMESA.

On May 23, 2014, Resolution SE No. 529/2014 was published in the Argentine Official Gazette (“Resolution 529”) to be applied as from February 2014 transactions. Resolution 529 modified Resolution 95 by increasing the amounts that remunerate fix costs, variable costs and additional remuneration of the Comprised Generators in MEM (Wholesale Electricity Market) of the conventional thermal type or national hydro type. Resolution 529 included a new “Remuneration of Non-Recurrent Maintenance” scheme for the Comprised Generators. This new remuneration was determined monthly and its calculation was made based on the total generated energy. Regarding this aspect, CAMMESA was instructed to issue LVFVD for the financing of major maintenances subject to the approval of the former SE.

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

c)       Resolution No. 19/2017

On February 2, 2017, the Secretariat of Electric Energy (“SEE”) issued Resolution SEE No. 19/17 (Resolution 19), which replaced Resolution 95, as amended. This resolution changed electric energy

CENTRAL PUERTO S.A.

generators remuneration methodology for transactions operated since February 1, 2017, which were previously covered by Resolution 95 as amended (see section b in this note).

Resolution 19 substantially amended the tariff scheme applicable, which was previously governed by Resolution 22. Among its most significant provisions, such resolution established: (a) that generation companies would receive a remuneration of electric power generated and available capacity, (b) gradual increases in tariffs effective as of February, May and November 2017, (c) that the new tariffs would be denominated in U.S. dollars, instead of Argentine pesos, thus protecting generation companies from potential fluctuations in the value of the Argentine peso and (d) 100% of the energy sales would be collected in cash by generators, eliminating the creation of additional LVFVD receivables.

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

Resolution 19 also established that WEM agents that operate hydroelectric power plants would be remunerated for the energy and capacity of their generation units in accordance with the values set forth in such resolution.

d)       SGE (Secretaría de Gobierno de Energía) Resolution No. 70/2018 and Ministry of Productive Development Resolution No. 12/2019

On November 6, 2018, Resolution No. 70/2018 of the SGE was published, which resolution replaced Article 8 of Resolution issued by former SE no. 95/2013. The new article allowed MEM Generators, Autogenerators and Cogenerators to obtain their own fuel. This did not alter the commitments assumed by Generation Agents within the context of MEM supply agreements with CAMMESA. It was established that generation costs with their own fuel would be valued according to the recognition mechanism of Average Variable Costs (“CVP”) recognized by CAMMESA. The Resolution also established that regarding those Generators not purchasing their own fuel, CAMMESA would continue the commercial management and the fuel supply.

Regarding this matter, under Resolution No. 12/2019 by the Ministry of Productive Development (published in the Official Gazette on December 30, 2019) fuel purchase for the generation of electric power was once again centralized through CAMMESA, therefore repealing the effect of Resolution No. 70/2018 of the former Secretariat of Energy, and Section 8 of Resolution No. 95/2013 of the former Secretariat of Energy and Section 4 of Resolution No. 529/2014 of the former Secretariat of Energy were back in force.

e)       Resolution of the Secretariat of Renewable Resources and Electricity Market no. 1/2019

On March 1, 2019 Resolution No. 1/2019 (“Resolution 1”) of the Secretariat of Renewable Resources and Electricity Market was published in the Official Gazette by virtue of which Resolution 19 was abolished. It established the new remuneration values of energy, power and associated services for the affected generators, as well as their application methodology. Its validity commenced on the date of its publication in the Official Gazette.

According to Resolution 1, the approved remuneration system would be of transitional application and until the following would be defined and gradually implemented: regulatory mechanisms aimed at reaching an autonomous, competitive and sustainable operation that allows for freedom of contract between supply and demand; and a technical, economical and operative functioning for the integration of different generation technologies so as to guarantee a reliable and cost effective system..

CENTRAL PUERTO S.A.

The following were the main changes introduced by Resolution 1 in connection with Resolution 19:

Energy Sale:

–	The price of energy generated by thermal power stations was reduced. Therefore, the price for energy generated with natural gas was of 4 USD/MWh and 7 USD/MWh for energy generated with liquid fuel.

–	The price of energy operated by thermal power stations was reduced. Therefore, the price for energy operated with any fuel was of 1.4 USD/MW.

–	The price for energy generated from non-conventional energy sources (renewable energies) was fixed at 28 USD/MWh.

Power Sale:

–

DIGO price (established by Resolution 19) went from 7,000 USD/MW-month during the twelve months of the year to 7,000 USD/MW-month the six months of higher seasonal demand for electrical energy (December, January, February, June, July and August) and to 5,500 USD/MW-month the remaining months of the year (March, April, May, September, October and November).

–	Some minimum values of offered availability are reduced. Its compliance was subject to the foregoing prices.

–	A weighting factor was fixed for the foregoing prices, between 1 and 0.7, depending on the use factor of the twelve months previous to each month of the transaction.

f) Resolution No. 31/2020 of the Secretariat of Energy

On February 27, 2020, the Secretariat of Energy published in the Official Gazette Resolution No. 31 (“Resolution 31”) which sets forth the criteria to calculate the economic transactions of energy and power that the generating parties commercialize in the spot market, which was in force as from February 1, 2020.

This new regulation, contrary to Resolution 1, establishes all prices for the remuneration of energy and power in Argentine pesos, and it sets forth that the prices would be adjusted on a monthly basis with a formula based on the evolution of Consumer Price Index (IPC) and the Domestic Wholesale Price Index (IPIM). New power prices were generally reduced in relation to the current prices as at January 2020, and the energy prices remained equivalent, expressed in Argentine pesos instead of US dollars. Finally, this regulation introduced a new remuneration component which applied to the energy generated during the first 50 hours of maximum thermal requirement of the month (MTR, which is determined by the sum of the hours of all the thermal generation of the system), it determines different remuneration prices based on the season of the year and the energy delivered during the first and second 25 hours of MTR.

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

It was established that for what Resolution 440 set forth (collection of the new values as from February 2021 transactions, among others), MEM generation agents must submit before CAMMESA a note -to CAMMESA’s satisfaction- stating full and unconditional withdrawal of any administrative complaint or ongoing judicial

CENTRAL PUERTO S.A.

procedure against the National Government, the Secretariat of Energy and/or CAMMESA, related to section 2 of Resolution 31. Dated June 17, 2021, the Company submitted the requested withdrawal note.

In addition, on November 9, 2021, the Secretariat of Energy established that in order to determine the Power Availability Remuneration of thermal generators under Resolution 440, a constant Utilization Factor equal to 70% must be considered.

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

j) Secretariat of Energy Resolution No. 238/2022

On April 21, 2022, Resolution No. 238/2022 ("Resolution 238") issued by the Secretariat of Energy was published in the Official Gazette. This resolution updates remuneration prices for energy and capacity of generation units not committed on a Purchase Power Agreement, it replaces Annex I to V of the former Resolution No. 440/2021 and it abolishes section 4 of Resolution No. 1037/2021, which granted an additional and temporary increase to generators remuneration. It also removes the Use Factor from the capacity payment calculation, improving revenue performance.

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

i)       Secretariat of Energy Resolution No. 59/2023

On February 7, 2023, Resolution No. 59/2023 (“Resolution 59”) was published in the Official Gazette whereby generators with combined cycle units are authorized to adhere to the Power Availability and Efficiency Improvement Agreement (the "Agreement") so as to foster the necessary investments for major and minor maintenance of the equipment.

CENTRAL PUERTO S.A.

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

On April 25, 2023, CAMMESA accepted the subscription to the Agreement of all the Group's combined cycle units, except for the unit so-called Buenos Aires that belongs to Central Costanera S.A. Hence, an increase in the remuneration of these units for their sales to the spot market occurred from the transactions since March 2023, as described in the preceding paragraph.

Regarding Buenos Aires combined cycle, on July 28, 2023 CAMMESA agreed to the Agreement subscription by Central Costanera S.A. (valid as from July transactions), once the Secretariat of Energy successfully ordered CAMMESA the following regarding the mentioned thermal unit: a) conversion to mono-fuel, i.e. operation just with natural gas, eliminating the possibility of operation with gas oil; and b) the adequation of the installed capacity to the real technical possibility of energy generation by the combined cycle. During the month of October 2023, the corrective maintenance tasks of this unit were concluded, therefore, the increases in the remuneration of this unit were applied as from the transactions of October 2023.

m) Secretariat of Energy Resolutions No. 574/2023, 2/2024 and 33/2024

On July 11, 2023, Resolution No. 574/2023 was published, which extended for 60 days (with the possibility of being extended for 60 days more) the termination date for the Concession Agreement of the Hydroelectric Power Station Piedra del Águila, among other Argentine Hydroelectric Power Stations, whose concession term ends during 2023. This way, the Company extended the useful life of generators and auxiliary equipment of Piedra del Águila hydroelectric power station so that they depreciate up to the new termination date of the concession agreement of Piedra del Águila hydroelectric power station.

In addition, after the closing of the fiscal year, through Resolution No. 2/2024, published in the Official Gazette on January 17, 2024, the termination term of the concession agreement was extended for 60 days as from February 28, 2024. Then, through Resolution No. 33/2024, published in the Official Gazette on March 18, 2024, the termination term of the concession agreement was extended again for 60 days as from April 28, 2024.

n) Secretariat of Energy Resolution No. 750/2023

On September 6, 2023, the Energy Secretariat Resolution No. 750/2023 (“Resolution 750”) was published in the Official Gazette. Resolution 750 updated the amounts of remuneration for power and energy for the generation which is not committed in contracts. Thus, Annexes I to IV of Resolution 826 were replaced and a 23% increase as from September 1, 2023 was established.

ñ) Secretariat of Energy Resolution No. 869/2023

On October 30, 2023, the Energy Secretariat Resolution No. 869/2023 (“Resolution 869”) was published in the Official Gazette. Resolution 869 updated the amounts of remuneration for power and energy of the generation which is not committed in contracts. Thus, Annexes I to IV of Resolution 750 were replaced and a 28% increase as from November 1, 2023 was established.

o)       Secretariat of Energy Resolution No. 9/2024

On February 8, 2024, Resolution No. 9/2024 (“Resolution 9”) of the Secretariat of Energy was published in the Official Gazette. This Resolution updated the power and energy remuneration values of the generation not committed under contracts. In addition, Exhibits I to IV of Resolution 869 were replaced and a 74% increase as from February 1, 2024 was established.

CENTRAL PUERTO S.A.

2. Basis of preparation of the consolidated financial statements

2.1. Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The attached financial statements have been prepared in order to be included in a Securities and Exchange Commission (“SEC”) filing and have been approved by the Company’s management on April 29, 2024.

These consolidated financial statements provide comparative information in respect of the previous years.

In preparing these consolidated financial statements, the Group applied the material accounting policies, estimates and assumptions described in Notes 2.2 and 2.3, respectively. Moreover, the Group has adopted the changes in accounting policies described in Note 2.4.

The Group’s consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.1.1. Basis of consolidation

The consolidated financial statements as of December 31, 2023 and 2022 and for each of the years ended December 31, 2023, 2022 and 2021, include the financial statements of the Group formed by the parent company and its subsidiaries: Central Vuelta de Obligado S.A., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., Proener S.A.U. and its subsidiaries and CP Renovables S.A. and its subsidiaries.

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

2.1.2. Measuring unit

The financial statements as at December 31, 2023, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods) were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

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

Due to different macroeconomic factors, the triennial inflation in 2023 was higher than such figure, as the goals of the Argentine government, and other available projections, indicate that this trend will not revert in the short term.

So as to evaluate the mentioned quantitative condition and to restate the financial statements, the Argentine Securities Commission established that the series of indexes to be used in the IAS 29 application is the one established by the Argentine Federation of Professional Councils in Economic Sciences.

Considering the before mentioned index, the inflation was of 211.41%, 94.79% and 50.94% in the years ended December 31, 2023, 2022 and 2021, respectively.

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

As at December 31, 2023 and 2022, the Company counted with the following items measured with the current value method: biological assets and the share kept in foreign currency of the items Trade and other receivables, Cash and cash equivalents, Loans and borrowings and Trade and other payables.

CENTRAL PUERTO S.A.

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

As at December 31, 2023 and 2022, the items subject to this restatement process were the following:

–

Non-monetary items measured at fair value of a date previous to the end of the reported period: certain machines, equipment, turbogroups and auxiliary equipment of the Property, Plant and Equipment item, which were measured at their fair value as at January 1, 2011 (transition date to IFRS) and Property, Plant and Equipment items acquired in business combinations which were measured at fair value at acquisition date.

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

(iii)

Gains and losses on non-monetary items measured at fair value are typically calculated as the difference between the restated opening balance, or if acquired during the year, the restated acquisition date value, and the fair value on the reporting date.

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

CENTRAL PUERTO S.A.

2.2. Summary of material accounting policies

The following are the material accounting policies applied by the Group in preparing its consolidated financial statements.

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

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

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

Additionally, the Group recognizes the sales from contracts regarding the supplied energy and the prices established in such contracts, and as balancing entry it recognizes an account receivable. Such credit represents the unconditional right the Company has to receive the consideration owed by the customer. Billing for the service is monthly made by CAMMESA in the case of the contracts of the wind farms La Castellana, La Genoveva and Achiras and the contracts of the solar farm Guañizuil II A and for the Energía plus contracts in accordance with the guidelines established by SEE; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. For the rest of the clients, billing is also monthly and done by the Company; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it.

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

Finally, the Group recognizes sales revenues from its forestry activities based on the wood delivered and at the current prices, and it recognizes a sales credit as an offsetting entry. This credit represents the Company’s unconditional right to receive the consideration owed by the client. The performance obligation is satisfied when the wood is delivered to the respective clients. Billing for the service is made every two weeks and compensation is usually received in a maximum term of 21 days. Therefore, no implicit financing components are recognized.

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

CENTRAL PUERTO S.A.

2.2.5. Taxes

Current income tax

Current income tax assets and liabilities for the year are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute those amounts are those that are enacted or substantively enacted, at the end of the reporting period. The statutory tax rate for the Group for the fiscal year 2023 is described in Note 22.

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

Later on, on July 27, 2021, the Argentine Tax Authorities issued a resolution through which it implemented an infringement investigation in relation to the income tax for the irregular fiscal periods ended September 2014 and December 31, 2014, for the alleged omission included in Section 45, Law No. 11683. On September 8, 2021, CPSA submitted the corresponding deposition and the corresponding evidence. Based on the Tax Determination issued by AFIP on April 28, 2022, CPSA appealed before the Argentine Fiscal Court (TFN) on May 23, 2022. By virtue of this appeal, the TFN declared the admittance of evidence through the resolution dated March 29, 2023; and to that effect, on October 26, 2023, the accounting expert’s report was furnished as evidence.

b) Action for recovery - Income tax refund for fiscal period 2010

In December 2014, the Company, as merging company and continuing company of HPDA, raised a recourse action before fiscal authorities regarding the income tax for the fiscal period 2010. This recourse action seeks to recover the income tax entered by HPDA in accordance with the lack of application of the inflation- adjustment mechanism established by the Law on Income Tax. In December 2015, since the term stated by Law no. 11,683 elapsed, the Company brought a contentious- administrative claim before the National Court to ask for its right to obtain the income tax recovery.

In October 2018, the Company was served notice of the judgment issued by the Federal Contentious- Administrative Court No. 5, which granted the right to recourse. The judgment ordered tax authorities to return the amount of 67,612 (at historical values) to the Company plus the interest stated in the BCRA Communication 14290 and ordered that legal cost must be borne by the defendant. Such judgment was appealed by the National Tax Administration, and on September 9, 2019, Division I of the National Court of Appeals of the Federal Contentious- Administrative Court (“CNACAF”) confirmed the appealed judgment. On September 24, 2019, the National Tax Administration raised Federal Extraordinary Appeal (“REF”) against CNACAF judgment, which was replied by the Company. On October 29, 2019, CNACAF granted the REF and sent the file to the Argentine Supreme Court. On October 25, 2022, the Argentine Supreme Court (CSJN) confirmed the appealed decision. On March 21, 2024, CPSA collected the amount claimed plus the corresponding interest.

CENTRAL PUERTO S.A.

c) Action for recovery - income tax refund for fiscal years 2009, 2011 and 2012

In December 2015, the Company filed a petition with the Argentine Tax Authorities for the recovery of income tax for the fiscal year 2009, in the amount of 20,395 at historical values which had been incorrectly paid by the Company in excess of our income tax liability. By filling such action, the Company seeks to recover the excess income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law. On April 22, 2016, after the term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Court. On September 27, 2019, the judge entered judgment rejecting the complaint filed by the Company. Such judgment was appealed by the Company last October 4, 2019. Room I of CNACAF (Argentine Appeal Court for Federal Contentious Administrative Matters) granted the appeal presented by the Company on March 11, 2020. Against this resolution, the Argentine Tax Authorities raised an Extraordinary Appeal. On October 25, 2022, the Argentine Supreme Court confirmed the decision made by the CNACAF and on November 27, 2023, CPSA collected the amount claimed plus the corresponding interest.

In December 2017, the Company, as merging company and continuing company of HPDA, filed a petition with the Argentine Tax Authorities for the recovery of 52,783 at historical values paid in excess by HPDA for payment of Income Tax for 2011 fiscal period. The purpose of such action is to recover the income tax paid by HPDA due to the failure to apply the adjustment for inflation mechanism aforementioned. On April 1, 2019 such claim was rejected by national fiscal authorities. Therefore, the Company filed an administrative and legal action on April 25, 2019. On September 13, 2022, the Company obtained a favorable first-instance judgment. This judgment was appealed by AFIP and it is still pending resolution.

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

e) Action of recovery - Income tax for the fiscal year 2016

On January 24, 2022, the Company filed before the tax authorities a recovery action of the income tax for the fiscal year 2016, for the amount of 189,376 (at historical values) unduly paid by CPSA. Such recovery action is aimed at obtaining the reimbursement of the income tax paid by CPSA based on the lack of application of the inflation adjustment mechanism set for by the Argentine Income Tax Act.

The Group considered, based on the opinion of its legal advisors and on the IFRIC 23 accounting guidelines: 1) regarding the income tax 2014 determination stated in a), that it is probable that authorities will accept the Company's position and, therefore, it is not required to register a liability under such item, and 2) regarding recourse actions for income tax, except for the case of recourse action by HPDA for the fiscal period 2011, that it is also probable that the positions adopted by the Company will be accepted in court; therefore, an asset has been recognized for such recourse actions.

CENTRAL PUERTO S.A.

The corresponding asset is included in the item “Other non-financial assets” of Non-Current Assets under “Income Tax Credits” and it amounts to 156,882 and 750,327 as of December 31, 2023 and 2022, respectively.

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

2.2.6. Property, plant and equipment

Property, plant and equipment are measured at the acquisition cost restated according to Note 2.1.2, net of the cumulative depreciation and/or the cumulative losses due to impairment, if any. This cost includes the cost of replacing components of property, plant and equipment and the cost for borrowings related to long-term construction projects, as long as the requirements for their recognition as assets are fulfilled. The Property, Plant and equipment acquired in a business combination was valued at fair value at acquisition date restated as explained in Note 2.1.2.

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group derecognizes the replaced part and recognizes the new part with its own associated useful life and depreciation. Likewise, when a major maintenance is performed, its cost is recognized as a replacement according to the conditions stated in the IFRS. All other regular repair and maintenance costs are recognized in the consolidated statement of income as incurred.

Electric power facilities and materials and spare parts related to the Nuevo Puerto Combined Cycle plant were depreciated on a unit-of-production basis.

Electric power facilities related to the Luján de Cuyo combined cycle plant and cogeneration unit, the Terminal 6 - San Lorenzo cogeneration unit, the Central Costanera combined cycle power plants and the Brigadier Lopez thermal station are depreciated on a straight-line basis over the total useful lives estimated.

Electric power facilities and auxiliary equipment of Piedra del Águila hydroelectric power plant are depreciated on a straight-line basis over the remaining life of the concession agreement of the mentioned power plant.

The depreciation of the remaining property, plant and equipment is calculated on a straight-line basis over the total estimated useful lives of the assets as follows:

–	Buildings: 5 to 50 years.

–	Wind turbines and solar farm equipment: 20 years.

–	Lands are not depreciated.

–	Material and spare parts: based on the useful life of related machinery and equipment to be replaced.

–	Furniture, fixtures and equipment: 5 to 10 years.

–	Others: 3 to 5 years.

CENTRAL PUERTO S.A.

–	Gas turbines and Construction in progress: they are not depreciated until they are in conditions of being used.

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

During the years ended December 31, 2023 and 2022 the Group has not capitalized interests.

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

2.2.8. Impairment of property, plant and equipment and intangible assets

The Group assesses at each reporting period-end whether an existing event or one that took place after year end and provides additional evidence of conditions that existed at the end of the reporting period, indicates that an individual component or a group of property, plant and equipment and/or intangible assets with limited useful lives may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value less costs to sell, and the value-in-use. That amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows considered are the ones from the a cash-generating unit (“CGU”) where such asset belongs.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount.

In assessing value in use of an individual asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the individual asset or CGU, as the case may be.

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

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the individual assets or CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of the related depreciation or amortization, had no impairment loss been recognized for the asset or CGU in prior periods. Such reversal is recognized in the statement of income in the same line in which the related impairment charge was previously recognized, unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

The Group has identified a triggering of potential impairment of its property, plant and equipment and/or intangible assets with finite useful lives due to the uncertainty over the evolution of the rates denominated in Argentine pesos for the spot market sales in relation to the evolution of the increase of costs due to inflation. On the other side, the Group has also identified a triggering of potential impairment reversal related to the evolution of the exchange rate in comparison with the evolution of the inflation.

As a result of the recoverability analysis, the Group determined that the net book value of the assets, did not exceed their recoverable, except for the assets comprising the cash generating unit corresponding to the Brigadier Lopez thermoelectric power plant. On the other hand, the Group has reversed losses due to impairment in the following cash- generating units: combined cycle Luján de Cuyo, cogeneration unit Terminal 6 San Lorenzo, wind farms Manque and La Genoveva, land of the thermoelectric power plants Puerto Nuevo and Nuevo Puerto, and a gas turbine.

CGUs Brigadier López thermoelectric plant, Luján de Cuyo Combined Cycle, Terminal 6 San Lorenzo cogeneration unit and Manque and La Genoveva wind farms

The Group estimated that the book value of the assets related to the Brigadier Lopez thermoelectric plant exceeded its recoverable value by 18,842,526. Therefore, an impairment loss was determined in property, plant and equipment for 16,633,114 under "Electric power facilities and other equipment", "Land and buildings", "Construction in progress" and "Others" and in intangible assets for 2,209,412, which was charged to "Impairment of property, plant and equipment and intangible assets" in the consolidated statement of income for the year ended December 31, 2023. After recognizing such impairment, the net book value of property, plant and equipment and intangible assets of Brigadier Lopez thermoelectric plant is 46,845,920 and 6,222,645, respectively.

The Group estimated that the book value of the assets that form the cash-generating unit corresponding to the Terminal 6 San Lorenzo cogeneration unit is lower than its recoverable value, therefore an impairment reversal of property, plant and equipment was determined for 25,521,596 in the items “Electric power facilities and other equipment”, “Lands and buildings” and “Others”, and was recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” in the consolidated income statement for the fiscal year ended December 31, 2023. After the recognition of the impairment reversal, the book value of the property, plant and equipment corresponding to the cogeneration unit Terminal 6 San Lorenzo amounts to 212,756,093.

CENTRAL PUERTO S.A.

The Group estimated that the book value of the assets that form the cash-generating unit corresponding to the Lujan de Cuyo combined cycle is lower than its recoverable value, therefore an impairment reversal of property, plant and equipment was determined for 4,211,126 in the items “Electric power facilities and other equipment”, “Lands and buildings” and “Others”, and was recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” in the consolidated income statement for the fiscal year ended December 31, 2023. After the recognition of the mentioned impairment reversal, the book value of the property, plant and equipment corresponding to the Lujan de Cuyo combined cycle amounts to 19,819,524.

Also, the Group estimated that the book value of the assets that form the cash-generating unit corresponding to the wind farm Manque is lower than its recoverable value. Therefore an impairment reversal of property, plant and equipment was determined for 7,391,011 in the items “Lands and buildings”, “Wind turbines”, "Electric power facilities and other equipment" and "Others" and an impairment reversal of intangible assets was determined for 3,182, both of which were recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” in the consolidated statement of income for the fiscal year ended December 31, 2023. After the recognition of the mentioned impairment reversals, the book value of the property, plant and equipment and intangible assets corresponding to the Manque wind farm amounts to 38,573,686 and 16,540, respectively.

Finally, the Group estimated that the book value of the assets that form the cash-generating unit corresponding to the wind farm La Genoveva is lower than its recoverable value. Therefore an impairment reversal of property, plant and equipment was determined for 16,144,362 in the items “Lands and buildings”, “Wind turbines”, "Electric power facilities and other equipment" and "Others", and an impairment reversal of intangible assets was determined for 95,212, both of which were recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” in the consolidated statement of income for the fiscal year ended December 31, 2023. After the recognition of the mentioned impairment reversals, the book value of the property, plant and equipment and intangible assets corresponding to the La Genoveva wind farm amounts to 62,827,443 and 368,757, respectively.

In order to assess the recoverability of Brigadier Lopez thermoelectric plant, the Luján de Cuyo combined cycle, the Terminal 6 San Lorenzo cogeneration unit and the Manque and La Genoveva wind farms, the value in use was applied.

Key assumptions to estimate the value in use are the following:

–

Revenues: the revenues have been determined for the budgeted period based on the energy prices arising from the resolutions in force issued by the SE adjusted for projections of price increases and considering the energy supply signed agreements, as applicable. In this sense, the Group considered different weighted alternatives in relation to the evolution of energy and power prices that remunerate the conventional energy generation units, which implied the preparation of different scenarios with different estimates of expected cash flows and assigning probabilities of occurrence based on the Group's experience and expectations on the outcome of the uncertainties involved.

Other relevant assumptions are described below:

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

CENTRAL PUERTO S.A.

Discount rates used to determine the value in use as of December 31, 2023 were 15.2% and 14.9%, depending on the term of the future cash flows.

Any increase in the discount rate would entail an additional impairment loss for the cash-generation unit Brigadier López thermoelectric plant.

–

Operational costs: Costs were estimated based on operation costs incurred in the past, being the most relevant cost the plants maintenance, which was estimated based on the provisions from the agreements in force with the suppliers Siemens Energy and Vestas Argentina.

–	Macroeconomic variables: estimated inflation and devaluation rates, as well as exchange rates, were obtained from external sources, which are well known consulting firms dedicated to the local and global economic analysis, widely experienced in the market.

Brigadier López thermoelectric plant, Luján de Cuyo Combined Cycle and Terminal 6 San Lorenzo cogeneration unit belong to the electric power generation from conventional sources operating segment while wind farms Manque and La Genoveva belong to the electric power generation from renewable sources operating segment.

Land

The Group estimated that the book value of the land where the thermoelectrical plants Puerto Nuevo and Nuevo Puerto are located is lower than its recoverable value. Therefore, impairment reversal of property, plant and equipment was determined for 3,334,703 under the item “Lands and buildings” and recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” of the consolidated statement of income for the fiscal year ended December 31, 2023. After the recognition of the impairment reversal, the book value of the mentioned assets amounts to 16,584,386.

To determine the recoverable value the Group has used the fair value less costs to sell.

Gas turbines

The Group revised during the fiscal year 2023 the recoverability of the turbines as individual assets and estimated that the book value of the gas turbine General Electric, which is stored in the facilities of Nuevo Puerto thermoelectrical power plant, is lower than its recoverable value. Therefore, a charge due to partial reversal of impairment was recognized in under property, plant and equipment for 6,135,870 within the item “Turbines”, and was recorded under the item “Reversal of impairment of property, plant and equipment and intangible assets” of the consolidated statement of income for the fiscal year ended December 31, 2023.

To determine the recoverable value the Group has used the fair value less costs to sell.

After the recognition of the impairment reversal, the book value of the gas turbine amounts to 15,897,682.

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

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

2.2.9.2. Financial liabilities

Initial recognition and subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, accounts payables or as derivatives designated as hedging instruments in an effective hedge ratio, as appropriate.

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

At the closing date of these consolidated financial statements, the financial liabilities classified as loans and borrowings and accounts payables of the Group include Trade and other payables, and Loans and borrowings.

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

Cash flow hedge

The effective part of changes in fair value of the derivatives determined and classified as cash flow hedge are recognized in Other comprehensive income. The loss or income related to the non-effective part is immediately recognizedin the consolidated statement of income within the Finance Expenses or Finance Income, respectively.

The cumulative amounts in Other comprehensive income are recorded in the consolidated statement of income in the periods in which the item covered affects the consolidated statement of income. In the case of interest rates hedge, this means the amounts recognized in equity are reclassified as net finance income (loss) as interest is accrued on associated debts.

As at December 31, 2023, the Group has no hedging derivative instruments. Hence, swap contracts of interest rate are measured at their current value at the closing of each period or fiscal year and are stated as assets or liabilities depending on the rights and obligations emerging from the respective contracts. In this way, changes in the accounting measure of such contracts are recognized in the consolidated statement of income under finance income or finance cost, as applicable.

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

If the effect of the time value of money is material, provisions are discounted using a current pre-tax market rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the consolidated statement of income.

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

2.2.16. Share-based payments

The cost of share-based payments transactions that are settled with equity instruments is determined by the fair value at the date when the grant is made using an appropriate valuation model.

This cost is recognized in the consolidated financial statements under employee benefits expense.

On January 18, 2017, the subsidiary CP Renovables S.A. (“CPR”) entered into a stock option agreement with its minority shareholder at that time that was also its chairman and general manager and a shareholder of the Company (the “minority shareholder”). Under such agreement the minority shareholder has the right to purchase class B shares of CPR that represents 10% of the fully diluted capital stock of CPR. The option was exercisable in whole or in part, at any time prior to the seventh anniversary of the date of the stock option agreement. On November 15, 2023, the minority shareholder exercised the option and acquired the shares representing 10% of the capital stock of CPR. See Consolidated Statement of Changes in Equity. As of December 31, 2023 all assumed obligations under the stock option agreement were met.

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

After application of the equity method, the Group determines whether it is necessary to recognize impairment losses on its investment in its associates. At each reporting date, the Group determines whether there is objective evidence that the value of investment in the associates has been impaired. If such was the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in the associates and its carrying value, and recognizes the loss as “Share of losses of an associate” in the consolidated statement of income.

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

–	Forestry activity: the Group is engaged in the forestation, reforestation, woods plantation and commercialization of its products.

The Board of Directors is the Chief Operating Decision Maker (CODM) and monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

The financial performance of segments is evaluated based on profit or loss and measured consistently with profit or loss in the consolidated financial statements (Note 4).

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

Goodwill is measured at cost, as excess of the transferred consideration regarding the acquired identifiable assets and the net assumed liabilities of the Group. If this consideration is lower than the fair value of the identifiable assets and of the assumed liabilities, the difference is recognized in the consolidated statement of income. If the fair value of the net assets acquired is higher than the consideration paid, the Group reassesses whether it has properly identified all the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired in comparison to the consideration paid, then the gain is recognized in the consolidated statement of income.

As described in Note 20.5, on February 17, 2023, the Company acquired the company Central Costanera S.A. The fair value of the identifiable assets and liabilities transferred at the date of the acquisition, which was determined in accordance with IFRS 3, is as follows:

ARS 000

Assets
Property, plant and equipment	80,546,470
Other non-financial assets	2,156,269
Trade and other receivables	25,171,582
Other financial assets	1,173,060
Cash and cash equivalents	6,736,561

Liabilities
Trade and other payables	(5,359,654)
Other loans and borrowings	(22,077,936)
Other non-financial liabilities	(3,779,158)
Compensation and employee benefits liabilities	(3,743,777)
Provisions	(1,288,155)
Deferred income tax liabilities	(809,380)
Total identifiable net assets measured at fair value	78,725,882

CENTRAL PUERTO S.A.

On the other hand, the Group decided to measure the non-controlling interest in the acquired company based on its proportional interest of the identifiable net assets of the acquired company.

The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, the Company considers that the consideration transferred amounting to 25,494,995 plus the value of the non-controlling interest in the acquired company of 19,146,135 is lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. The Company reassessed whether it has properly identified all the assets acquired and all the liabilities assumed and reviewed the procedures used to measure the amounts to be recognized at the acquisition date. After the reassessment there was still an excess of the fair value of the net assets acquired in comparison to the sum of consideration paid and the value of the non-controlling interest. Therefore, the Company recognized a gain from bargain purchase amounting to 34,084,752 in the statement of income for the year ended December 31, 2023.

The Company performed the allocation of the price and the valuation at fair value of the identifiable assets and the liabilities assumed with the assistance of an independent specialist.

Revenues and loss before income tax accrued after the acquisition date amounted to 37,039,172 and (16,507,910), respectively, and were included in the consolidated statement of income for the fiscal year ended December 31, 2023.

If the business combination had been made at the beginning of the fiscal year, revenues and loss before income tax for the period starting January 1, 2023 and ending December 31, 2023 would have amounted to 46,647,880 and (1,315,513), respectively.

As described in Note 20.6, on May 3, 2023, the Company acquired the companies Empresas Verdes Argentina S.A., Las Misiones S.A. y Estancia Celina S.A. The fair value of the identifiable assets and liabilities transferred at the date of the acquisition, which was determined in accordance with IFRS 3, is as follows:

ARS 000

Assets
Property, plant and equipment	21,083,378
Biological assets	39,820,532
Other non-financial assets	340,028
Trade and other receivables	81,516
Other financial assets	314,165
Cash and cash equivalents	60,310

Liabilities
Trade and other payables	(56,897)
Other non-financial liabilities	(190,277)
Compensation and employee benefits liabilities	(149,632)
Deferred income tax liabilities	(6,901,257)
Total identifiable net assets measured at fair value	54,401,866

The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, the Company considers that the consideration transferred amounting to 15,841,258 is lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. The Company reassessed whether it has properly identified all the assets acquired and all the liabilities assumed and reviewed the procedures used to measure the amounts to be recognized at the acquisition date. After the reassessment there was still an excess of the fair value of the net assets acquired in comparison to the consideration paid. Therefore, the Company recognized a gain from bargain purchase amounting to 38,560,607 in the consolidated statement of income for the year ended December 31, 2023.

The Company has made the purchase price allocation and the valuation at fair value of the identifiable assets and the liabilities assumed with the assistance of an independent specialist. The fair value of the biological assets corresponding to mature plantations has been determined based on the price existing in the active market in which they operate, whereas the fair value of the biological assets corresponding to young plantations has been determined based on the discounted cash flow.

CENTRAL PUERTO S.A.

Revenues and the Income before income tax after the acquisition date amounted to 2,541,991 and 9,646,670 respectively and were included in the consolidated statement of income for the fiscal year ended December 31, 2023.

The Company does not have the necessary information to disclose the foregoing figures as if the acquisition took place at the beginning of this fiscal year.

As described in Note 20.6, on December 27, 2022, the Company acquired the companies Forestal Argentina S.A. and Loma Alta Forestal S.A. The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, the Company considered that the consideration transferred was lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. Therefore, the Company recognized a gain from bargain purchase amounting to 37,911,293 in the consolidated statement of income for the year ended December 31, 2022. During 2023, the Company reviewed the preliminary allocation of the price and the valuation at fair value of identifiable assets and assumed liabilities in 2022, and no modifications were identified.

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

Biological assets:

The process of estimating the value of biological assets is determined using fair values. This estimation includes judgment and assumptions related to estimated forest growth, margins, and discount rates.

Business combinations:

See Note 2.2.20.

2.4. Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2023, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

CENTRAL PUERTO S.A.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

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

The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The Group has revisited their accounting policy information disclosures to ensure consistency with the amended requirements. These amendments did not have a significant impact on the Group´s consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendments to IAS 12

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities. The amendments had no impact on the Group’s consolidated financial statements.

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The amendments to IAS 12 have been introduced in response to the OECD’s BEPS Pillar Two rules and include:

A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception - the use of which is required to be disclosed - applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023.

CENTRAL PUERTO S.A.

As of the date of these financial statements, the adoption of the above-mentioned amendments has not taken any effects as there is no tax regulatory framework in the jurisdictions in which the Company operates related to said Reform and additionally the Group does not exceed sales revenues in euros 750 million.

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

On August 15, 2023, General Resolution CNV No. 972/2023 was published in the Official Gazette which indicates that the early application of IFRS and/or their amendments will not be allowed, unless specifically admitted by the CNV.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (i) What is meant by a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

A supplier finance arrangement is an arrangement where (i) a financial supplier pay the amount that a company owe to its commercial supplier and (ii) the mentioned company pays to the financial supplier in accordance with the agreement terms.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted, but will need to be disclosed.

The amendments are not expected to have a material impact on the Group’s financial statements.

IAS 21 "Effects of Changes in Foreign Currency Exchange Rates" - Absence of Convertibility

In August 2023, the IASB issued Lack of Exchangeability (Amendments to IAS 21). The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions.

CENTRAL PUERTO S.A.

The amendments note that an entity can use an observable exchange rate without adjustment or another estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The Enhancement and Standardization of Climate-Related Disclosures for Investors

On March 06, 2024, the Securities and Exchange Commission (SEC) issued the final rule on The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition.

In April, 2024. the SEC voluntarily stayed its climate-related disclosure rules pending judicial review by the US Court of Appeals for the Eighth Circuit of the consolidated challenges to the rules. The SEC said in its order the stay will facilitate the judicial resolution of the challenges and that it will continue to vigorously defend the rules’ validity in court.

IASB issues IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 was issued on 9 April 2024 and becomes effective for reporting periods beginning on or after 1 January 2027. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards.

3. Investment in associates

The book value of investment in associates as of December 31, 2023 and 2022 amounts to:

	12-31-2023	12-31-2022
	ARS 000	ARS 000

ECOGAS Group (Note 3.1)	33,451,095	37,238,428
Transportadora de Gas del Mercosur S.A.	908,973	622,392
	34,360,068	37,860,820

The share of the profit of associates for the years ended December 31, 2023, 2022 and 2021 amounts to:

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

ECOGAS Group (Note 3.1)	5,829,197	497,022	(3,147,522)
Transportadora de Gas del Mercosur S.A.	286,583	(149,697)	124,055
Termoeléctrica José de San Martin S.A. (Note 1.2.a)	-	-	(228,962)
Termoeléctrica Manuel Belgrano S.A. (Note 1.2.a)	-	-	(171,844)
	6,115,780	347,325	(3,424,273)

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

During April and December 2023 and during April 2022 and 2021, the Group received dividends of 9,596,021, 305,659 and 850,261, respectively, from ECOGAS Group.

On March 24, 2022 CPSA acquired an 8.599% equity interest in the related company GESER S.A.U., an entity controlled by IGCE. The purchase price was 5,125. GESER S.A.U. is a private unlisted company which is engaged in the rendering of professional services related to administrative and/or commercial activities.

3.2. Transportadora de Gas del Mercosur S.A.

The Group has a 20% interest in Transportadora de Gas del Mercosur S.A. (“TGM”). This Company has a gas pipeline that covers the area from Aldea Brasilera (in the Province of Entre Ríos) to Paso de los Libres (in the Province of Corrientes). TGM is a private unlisted company.

CENTRAL PUERTO S.A.

4. Operating segments

The following provides summarized information of the operating segments for the years ended December 31, 2023, 2022 and 2021:

2023	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Forest activity	Others (1) (5)	Adjustments and eliminations (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	246,099,601	55,226,719	148,154,740	5,815,213	4,568,538	(146,296,647)	313,568,164
Cost of sales	(179,457,000)	(19,409,265)	(120,530,232)	(5,395,181)	(4,952,119)	119,577,353	(210,166,444)
Administrative and selling expenses	(28,222,382)	(1,921,495)	(31,126,116)	(1,609,817)	-	31,126,116	(31,753,694)
Other operating income	211,721,234	10,829,622	6,283,765	15,021,037	134,338	(6,283,765)	237,706,231
Other operating expenses	(10,959,900)	(222,386)	(1,775,586)	(3,928,976)	(17,528)	1,775,586	(15,128,790)
Reversal of impairment of property, plant and equipment and intangible assets, net	20,360,769	23,633,767	-	-	-	-	43,994,536
Operating income	259,542,322	68,136,962	1,006,571	9,902,276	(266,771)	(101,357)	338,220,003

Other (expenses) income (4)	(213,344,071)	(54,477,772)	13,599,809	(3,278,475)	73,033,788	(7,792,412)	(192,259,133)

Net income for the segment	46,198,251	13,659,190	14,606,380	6,623,801	72,767,017	(7,893,769)	145,960,870
Share in the net income for the segment	46,198,251	13,659,190	6,683,668	6,623,801	72,795,960	-	145,960,870

2022	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Forest activity	Others (1) (5)	Adjustments and elimination (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	251,232,057	56,866,766	165,127,506	-	5,457,369	(162,939,061)	315,744,637
Cost of sales	(139,936,949)	(20,199,641)	(134,093,751)	-	(4,597,277)	132,776,060	(166,051,558)
Administrative and selling expenses	(21,064,610)	(2,188,638)	(28,993,257)	-	-	28,993,257	(23,253,248)
Other operating income	106,181,448	5,518,119	4,255,737	-	137,845	(4,255,737)	111,837,412
Other operating expenses	(1,850,316)	(24,330)	(1,467,013)	-	(498)	1,467,013	(1,875,144)
Impairment of property, plant and equipment and intangible assets	(18,592,606)	(25,077,854)	-	-	-	-	(43,670,460)
Operating income	175,969,024	14,894,422	4,829,222	-	997,439	(3,958,468)	192,731,639

Other (expenses) income (4)	(169,621,403)	(921,919)	(12,567,593)	-	37,179,395	12,610,154	(133,321,366)

Net income (loss) for the segment	6,347,621	13,972,503	(7,738,371)	-	38,176,834	8,651,686	59,410,273
Share in the net income for the segment	6,347,621	13,972,503	903,303	-	38,186,846	-	59,410,273

2021	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Forest activity	Others (1)	Adjustments and eliminations (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	268,729,908	68,826,723	186,722,670	-	10,621,840	(188,657,380)	346,243,761
Cost of sales	(152,779,050)	(20,495,496)	(143,806,932)	-	(9,064,087)	146,818,652	(179,326,913)
Administrative and selling expenses	(21,910,620)	(3,273,162)	(37,701,469)	-	-	37,701,469	(25,183,782)
Other operating income	63,549,989	2,564,834	6,101,706	-	120,297	(6,101,709)	66,235,117
Other operating expenses	(4,963,256)	64,134	(1,411,710)	-	-	1,411,711	(4,899,121)
Impairment of property, plant and equipment and intangible assets	(47,102,661)	-	-	-	-	-	(47,102,661)
Operating income	105,524,310	47,687,033	9,904,265	-	1,678,050	(8,827,257)	155,966,401

Other (expenses) income (4)	(141,877,419)	(13,296,431)	(27,318,781)	-	(1,073,788)	23,670,076	(159,896,343)

Net (loss) income for the segment	(36,353,109)	34,390,602	(17,414,516)	-	604,262	14,842,819	(3,929,942)
Share in the net (loss) income for the segment	(36,353,109)	34,390,602	(2,924,339)	-	956,904	-	(3,929,942)

(1)	Includes information from associates.
(2)	Includes income (expenses) related to resale of gas transport and distribution capacity.
(3)	Includes adjustments and eliminations related to equity method investees.
(4)	Includes loss on net monetary position, share of the profit of associates, gain from bargain purchase, finance income and expenses, net allocated to each segment.
(5)	Includes gain from bargain purchase related to the business combination described in Note 2.2.20.

CENTRAL PUERTO S.A.

Major customers

During the years ended December 31, 2023, 2022 and 2021 revenues from CAMMESA amounted to 84%, 86% and 87%, respectively, from total Group revenues.

5. Revenues

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Spot market revenues	155,523,697	125,095,966	144,468,508
Sales under contracts	131,012,781	167,719,171	182,679,073
Steam sales	14,789,842	15,283,685	10,409,047
Forest activity revenues	5,815,213	-	-
Resale of gas transport and distribution capacity	1,858,093	2,188,445	1,868,300
Revenues from CVO thermal plant management	4,568,538	5,457,370	6,818,833
	313,568,164	315,744,637	346,243,761

6. Operating expenses

6.1. Cost of sales

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Inventories and biological assets at beginning of each year	73,976,337	11,094,075	13,389,501

Acquisition of biological assets (1)	39,820,532	48,101,462	-

Purchases and operating and forest production expenses for each year:
– Inventory variation	(419,994)	14,780,802	-
– Purchases	31,399,079	34,188,222	37,456,133
– Operating expenses (Note 6.2)	174,401,555	131,863,334	142,023,647
– Transfers to property, plant and equipment, net	(13,217,277)	-	(2,448,293)
– Forest production expenses (Note 6.2)	2,469,707	-	-
– Forest growth and revaluation of biological assets (Note 7.1)	12,658,919	-	-
	207,291,989	180,832,358	177,031,487

Inventories and biological assets at the end of each year	(110,922,414)	(73,976,337)	(11,094,075)
	210,166,444	166,051,558	179,326,913

(1)	Corresponds to the biological assets that were added to the Company's equity through the business combinations described in Note 2.2.20.

CENTRAL PUERTO S.A.

6.2. Operating, forest production, administrative and selling expenses

	2023			2022		2021
Accounts	Operating expenses	Forest production expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses
	ARS 000		ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	41,700,159	167,208	13,838,284	26,389,627	9,932,020	26,288,224	9,742,852
Other long-term employee benefits	2,894,147	-	332,620	1,072,843	190,198	1,248,486	266,515
Depreciation of property, plant and equipment	63,605,059	17,398	450,056	48,238,614	-	46,330,005	-
Amortization of intangible assets	6,145,363	-	-	12,334,159	-	18,645,411	-
Purchase of energy and power	1,466,205	-	45	948,672	-	1,170,600	-
Fees and compensation for services	9,273,477	327,121	9,980,007	9,486,361	7,228,242	8,499,454	9,175,464
Maintenance expenses	21,606,026	-	144,348	17,216,231	79,652	22,053,818	560,051
Consumption of materials and spare parts	13,173,185	-	-	7,603,566	-	6,988,271	-
Insurance	9,232,370	2,432	52,461	5,625,912	261,019	7,788,489	216,185
Levies and royalties	4,036,400	-	-	2,303,666	-	2,334,782	-
Taxes and assessments	432,537	1,521	1,714,134	395,394	1,623,511	540,507	2,068,952
Tax on bank account transactions	45,643	-	4,644,198	57,922	3,410,957	55,686	2,587,340
Forest production services	-	1,919,065	2,322	-	-	-	-
Others	790,984	34,962	595,219	190,367	527,649	79,914	566,423
Total	174,401,555	2,469,707	31,753,694	131,863,334	23,253,248	142,023,647	25,183,782

7. Other income and expenses

7.1. Other operating income

	2023		2022		2021
	ARS 000		ARS 000		ARS 000

Interest earned from customers	33,388,985	(1)	20,714,927	(1)	21,902,168	(1)
Foreign exchange difference, net	190,654,483	(2)	85,079,807	(2)	41,734,061	(2)
Income from growth and revaluation of biological assets	12,658,919		-		-
Insurance recovery	-		4,174,622		-
Recovery related to discount of tax credits	-		818,538		1,436,000
Income from sale of property, plant and equipment	-		61,955		637,987
Net recovery related to the provision for lawsuits and claims	-		192,207		-
Net recovery related to the allowance for doubtful accounts and other receivables	-		1,731		-
Others	1,003,844		793,625		524,901
	237,706,231		111,837,412		66,235,117

(1)	Includes 12,040,419, 10,377,093 and 11,078,159 related to CVO receivables for the years ended December 31, 2023, 2022 and 2021, respectively.
(2)	Includes 179,453,393, 77,990,353 and 42,838,631 related to CVO receivables for the years ended December 31, 2023, 2022 and 2021.

7.2. Other operating expenses

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Property, plant and equipment disposal	(7,514,354)	-	-
Forestry expenses	(3,810,192)	-	-
Impairment of material and spare parts	(716,167)	(1,594,977)	(250,861)
Net charge related to the provision for lawsuits and claims	(465,251)	-	(342,253)
Net charge related to the allowance for doubtful accounts and other receivables	(773,244)	-	(4,307)
Trade and tax interests	(1,792,410)	-	(3,787,816)
Others	(57,172)	(280,167)	(513,884)
	(15,128,790)	(1,875,144)	(4,899,121)

CENTRAL PUERTO S.A.

7.3. Finance income

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Interest earned	5,797,141	1,718,494	235,739
Net income on financial assets at fair value through profit or loss (1)	219,494,795	69,967,225	8,426,317
Interest rate swap income	4,911,890	7,842,191	3,122,058
	230,203,826	79,527,910	11,784,114

(1)	Net of 1,326,994, 350,583 and 140,787 corresponding to turnover tax for the years ended December 31, 2023, 2022 and 2021, respectively.

7.4. Finance expenses

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Interest on loans	25,504,640	(19,648,546)	(28,577,690)
Foreign exchange differences	(328,248,363)	(113,168,225)	(74,994,391)
Bank commissions for loans and others	(2,808,234)	(2,498,682)	(4,491,538)
Others	(213,143)	(775)	(3,568)
	(356,774,380)	(135,316,228)	(108,067,187)

8. Income tax

The major components of income tax during the years ended December 31, 2023, 2022 and 2021, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Current income tax

Income tax charge for the year	(31,830,367)	(51,318,496)	(41,328,005)
Variation between provision and tax return	(653,803)	949,401	919,406

Deferred income tax

Related to the net variation in temporary differences	14,546,043	29,441,866	(9,747,354)
Income tax	(17,938,127)	(20,927,229)	(50,155,953)

Consolidated statement of comprehensive income

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Income tax for the year related to items charged or credited directly to equity

Deferred income tax income (expense)	404,368	255,977	(819)
Income tax credited charged to other comprehensive income	404,368	255,977	(819)

CENTRAL PUERTO S.A.

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the years ended December 31, 2023, 2022 and 2021, is as follows:

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Income before income tax	163,898,997	80,337,502	46,226,011

At statutory income tax rate 35%	(57,364,649)	(28,118,126)	(16,179,106)
Share of the profit of associates	3,358,607	(172,953)	99,859
Effect related to the discount of income tax payable	(2,068,000)	4,960,011	(26,195,938)
Variation between provision and tax return	(653,803)	949,401	919,412
Loss on net monetary position	(16,276,274)	(10,634,281)	(4,070,845)
Unrecognized tax-loss carryforwards	1,608,917	(8,748,331)	(7,301,074)
Non- taxable financial earnings	19,381,439	-	-
Income from growth and revaluation of biological assets	4,047,796	-	-
Business combination tax effects	25,425,875	13,268,952	-
Others	4,601,965	7,568,098	2,571,739
Income tax for the year	(17,938,127)	(20,927,229)	(50,155,953)

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income from continuing operations and statement of other comprehensive income
	12-31-2023	12-31-2022	2023	2022	2021
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	241,294	25,037	10,963	(17,837)	13,219
Other financial assets	(45,015)	(317,474)	284,647	(109,018)	(204,872)
Provisions and others	(6,222,395)	(2,647,351)	310,753	300,530	(264,905)
Employee benefit liability	1,369,568	1,095,043	(385,575)	(254,211)	342,031
Investments in associates	(11,712,773)	(12,858,246)	1,209,707	(225,250)	(2,730,942)
Property, plant and equipment - Material & spare parts - Intangible assets	(58,580,403)	(37,932,341)	2,644,085	17,074,671	6,311,190
Deferred tax income	(19,756,067)	(16,760,797)	(2,995,269)	5,920,762	1,435,041
Tax loss carry-forward	29,503,216	491,124	10,135,653	(813,742)	(20,686,962)
Tax inflation adjustment - Asset	58,315	377,856	(319,541)	(713,637)	(620,358)
Tax inflation adjustment - Liability	(1,356,688)	(5,066,658)	4,054,989	8,535,575	6,658,385
Deferred income tax income (expense)			14,950,412	29,697,843	(9,748,173)
Deferred income tax liabilities, net	(66,500,948)	(73,593,807)

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Deferred income tax asset	12,663,514	2,602,356	798,019
Deferred income tax liability	(79,164,462)	(76,196,163)	(92,049,689)
Deferred income tax liability, net	(66,500,948)	(73,593,807)	(91,251,670)

As of December 31, 2023, the Group holds tax loss carry-forward in its subsidiaries for 96,440,440 that could be utilized against future taxable profit from such entities. Nevertheless, the Group considered there is no certainty regarding the existence of future taxable income against which tax loss carry-forward for an amount of 12,145,537 can be applied. Therefore, the corresponding deferred tax asset has not been recognized.

CENTRAL PUERTO S.A.

9. Earnings per share

Earnings per share amounts are calculated by dividing net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares during the year, net of the number of treasury shares.

There are no transactions or items generating an effect of dilution.

The following reflects information on income and the number of shares used in the earnings per share computations:

	2023	2022	2021
	ARS 000	ARS 000	ARS 000

Income (loss) attributable to equity holders of the parent	148,043,845	59,293,545	(4,501,444)

Weighted average number of ordinary shares	1,504,361,287	1,505,044,626	1,505,170,408

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these consolidated financial statements that may produce a dilution effect.

10. Inventories

	2023	2022
	ARS 000	ARS 000
Non-current:

Materials and spare parts	10,068,796	10,185,044
Provision for obsolete inventory	(4,087,222)	(3,371,055)
	5,981,574	6,813,989
Current:

Materials and spare parts	8,468,323	18,997,554
Forest inventories	456,696	621,090
Fuel oil	7,461	23,234
Diesel oil	7,476	40,097
	8,939,956	19,681,975

10.1. Provision for obsolete inventory

	12-31-2023			12-31-2022
Item	At beginning	Increases	At end	At end

Inventories	3,371,055	716,167	4,087,222	3,371,055
Total 12-31-2023	3,371,055	716,167	4,087,222
Total 12-31-2022	1,776,078	1,594,977		3,371,055

CENTRAL PUERTO S.A.

11. Property, plant and equipment

	Lands and buildings	Electric power facilities and other equipment	Wind turbines	Gas turbines	Construction in progress	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Cost

01-01-2022	90,327,213	790,491,955	212,494,986	23,384,259	69,767,590	36,549,894	1,223,015,897
Additions	36,254,648	11,282	-	-	3,155,466	747,715	40,169,111	(2)
Transfers	128,820	3,182,178	-	-	(3,348,632)	22,911	(14,723	)(1)
Disposals	-	(3,012,371)	-	-	-	(166,208)	(3,178,579)
12-31-2022	126,710,681	790,673,044	212,494,986	23,384,259	69,574,424	37,154,312	1,259,991,706

Additions	67,571,064	70,465,725	201,382	-	15,447,919	2,137,433	155,823,523	(3)
Transfers	(440)	10,745,301	(2,214)	-	2,450,732	23,898	13,217,277	(4)
Disposals	-	(10,687,336)	-	-	(8,247)	(47,580)	(10,743,163)
12-31-2023	194,281,305	861,196,734	212,694,154	23,384,259	87,464,828	39,268,063	1,418,289,343

	Lands and buildings	Electric power facilities and other equipment	Wind turbines	Gas turbines	Construction in progress	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Depreciation and impairment

01-01-2022	19,999,599	431,400,614	24,585,660	13,622,448	33,891,012	28,474,524	551,973,857
Depreciation for the year	2,938,589	33,632,001	10,703,959	-	-	964,065	48,238,614
Disposals and impairment	3,694,475	19,657,269	19,669,727	-	-	436,095	43,457,566
12-31-2022	26,632,663	484,689,884	54,959,346	13,622,448	33,891,012	29,874,684	643,670,037

Depreciation for the year	5,198,104	47,759,020	9,623,914	-	-	1,491,475	64,072,513
Disposals and (impairment reversal) / impairment, net	(6,433,114)	(27,623,796)	(18,540,652)	(6,135,872)	9,849,420	497,186	(48,386,828)
12-31-2023	25,397,653	504,825,108	46,042,608	7,486,576	43,740,432	31,863,345	659,355,722

Net book value:
12-31-2023	168,883,652	356,371,626	166,651,546	15,897,683	43,724,396	7,404,718	758,933,621
12-31-2022	100,078,018	305,983,160	157,535,640	9,761,811	35,683,412	7,279,628	616,321,669

(1)	Transferred to intangible assets related to transmission lines and electrical substation that were transferred to electric energy transport companies.
(2)	Includes 36,457,318, that were added to the Company’s equity as a result of the business combination that occurred on December 27, 2022 (see Note 2.2.20).
(3)	Includes 101,629,848 that were added to the Company’s equity through the business combinations occurred during 2023 that are described in Note 2.2.20.
(4)	Transferred from inventories.

CENTRAL PUERTO S.A.

12. Intangible assets

	Concession right	Transmission lines and electrical substations for wind farms	Turbogas and turbosteam supply agreements for thermal station Brigadier López	Total
	ARS 000	ARS 000	ARS 000	ARS 000

Cost

01-01-2022	151,577,773	12,369,145	75,967,699	239,914,617
Transfers	-	14,723	-	14,723	(1)
12-31-2022	151,577,773	12,383,868	75,967,699	239,929,340

Transfers	-	-	-	-
12-31-2023	151,577,773	12,383,868	75,967,699	239,929,340

Amortization and impairment

01-01-2022	138,938,117	2,199,490	62,140,816	203,278,423
Amortization for the year	6,319,828	619,504	5,394,826	12,334,158
Impairment	-	104,307	-	104,307
12-31-2022	145,257,945	2,923,301	67,535,642	215,716,888

Amortization for the year	5,529,849	615,515	-	6,145,364
(Impairment reversal) / Impairment	-	(98,394)	2,209,412	2,111,018
12-31-2023	150,787,794	3,440,422	69,745,054	223,973,270

Net book value

12-31-2022	6,319,828	9,460,567	8,432,057	24,212,452
12-31-2023	789,979	8,943,446	6,222,645	15,956,070

(1)	Transferred from property, plant and equipment. See below.

Concession right of Piedra del Águila hydroelectric power plant

Includes the amounts paid as consideration for rights relating to the concession of Piedra del Águila hydroelectric power plant awarded by the Argentine government for a 30-year term, from the date of taking possession of such hydroelectric complex. The concession term terminated on December 29, 2023 and it was extended until June 28, 2024 (see Note 1.2.m).

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

Concession end date: June 28, 2024 (see Note 1.2.m);

IFRIC 12 accounting model: Intangible asset.

Fees and royalties: the Intergovernmental Basin Authority is entitled to a fee of 2.5% of the plant’s revenues, and the provinces of Rio Negro and Neuquén are entitled to royalties of 12% of such revenues. For the years ended December 31, 2023, 2022 and 2021, the fees and royalties amounted 4,036,400, 2,303,666 and 2,334,782, respectively and they were shown in operating expenses in the consolidated statement of income.

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

Turbogas and turbosteam supply agreements for Brigadier Lopez thermoelectric power plant

During fiscal year 2019, as a result of the business combination related to the acquisition of Brigadier Lopez thermoelectric power plant, the Group recognized an intangible asset related to turbogas and turbosteam supply agreements entered into with CAMMESA regarding Brigadier Lopez thermoelectric power plant.

13. Financial assets and liabilities

13.1. Trade and other receivables

	12-31-2023	12-31-2022
	ARS 000	ARS 000
Non-current:

Trade receivables - CAMMESA	154,578,344	131,048,305
Receivables from shareholders	19,068	735,934
Guarantee deposits	43	134
	154,597,455	131,784,373
Current:

Trade receivables - CAMMESA	137,369,492	98,866,203
Trade receivables - YPF S.A. and YPF Energía Eléctrica S.A.	2,741,707	2,298,244
Trade receivables - Large users	9,180,837	6,679,940
Trade receivables - Forest clients	1,991,075	1,869,533
Receivables from associates and other related parties	-	181
Other receivables	10,036,693	27,022,762
	161,319,804	136,736,863

Allowance for doubtful accounts - Note 13.1.1.	(39,448)	(53,773)
	161,280,356	136,683,090

CENTRAL PUERTO S.A.

For the terms and conditions of receivables from related parties, refer to Note 18.

Trade receivables from CAMMESA accrue interest, once they become due.

The Company accrues interests on CVO receivables since the Commercial Approval date and according to the rate agreed in the CVO agreement, as described in Note 1.2.a).

Trade receivables related to large users accrue interest as stipulated in each individual agreement. The average collection term is generally from 30 to 90 days.

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

Due to the fact that as from June 30, 2023, the calculation and publication of the LIBO rate were suspended, as at the issuance date of these financial statements, the Company and the enforcement authorities are still in the process of defining the new applicable interest rate, in accordance with the recommendations of the local and international regulatory entities, the market good practices and the characteristics and particulars of such credit.

CVO receivables are expressed in USD and they accrue LIBOR interest at a 5% rate.

During the years ended December 31, 2023, 2022 and 2021, collections of CVO receivables belonging to CPSA amounted to 36,935,566, 38,635,456 and 49,715,112, respectively. Also, collections of CVO receivables belonging to Central Costanera S.A. amounted to 1,535,228 during the period between the acquisition date of such company and December 31, 2023.

The information on the Group’s objectives and credit risk management policies is included in Note 19.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	<90 days	90-180 days	180-270 days	270-360 days	>360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

12-31-2023	315,877,811	300,568,207	15,204,643	72,175	18,047	10,534	4,205

13.1.1. Allowance for doubtful accounts

	12-31-2023							12-31-2022
Item	At beginning	Increases		Decreases		Recoveries	At end	At end

Allowance for doubtful accounts - Trade and other receivables	53,773	32,131	(2)	(21,043	)(1)	(25,413)	39,448	53,773
Total 12-31-2023	53,773	32,131		(21,043)		(25,413)	39,448
Total 12-31-2022	89,753	6,250		(34,249	)(1)	(7,981)		53,773

(1)	Loss on net monetary position.

13.2. Trade and other payables

	12-31-2023	12-31-2022
	ARS 000	ARS 000
Current:

Trade and other payables	49,519,925	22,989,124
Payables to associates and other related parties	283,548	387,226
	49,803,473	23,376,350

CENTRAL PUERTO S.A.

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 19.

For the terms and conditions of payables to related parties, refer to Note 18.

13.3. Loans and borrowings

	12-31-2023		12-31-2022
	ARS 000		ARS 000
Non-current

Long-term loans for project financing (Notes 13.3.1, 13.3.2, 13.3.3, 13.3.4, 13.3.5, 13.3.6, 13.3.11, 13.3.12 and 13.3.13)	208,087,574	(1)	140,883,742	(1)
Corporate bonds - CPSA Program (Note 13.3.9)	78,286,333	(1)	-
	286,373,907		140,883,742
Current

Long-term loans for project financing (Notes 13.3.1,13.3.2, 13.3.3, 13.3.4, 13.3.5, 13.3.6, 13.3.11, 13.3.12 and 13.3.13)	45,835,886	(1)	34,239,411	(1)
Corporate bonds - CPSA Program (Note 13.3.9)	1,231,627	(1)	-
Corporate bonds - Manque and Los Olivos Program (Note 13.3.8)	-		15,833,048	(1)
Bank and investment accounts overdrafts	1,743,105		6,560,210
	48,810,618		56,632,669

(1)	Net of debt issuance costs.

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

In accordance with the terms of the agreement subscribed by CP La Castellana S.A.U., USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, CP La Castellana S.A.U., together with IDB Group and IFC amended loan agreements on June 29, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

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

CENTRAL PUERTO S.A.

As of December 31, 2023, the Group has met the requirements described in (i) and (ii) above.

As of February 16, 2023, CP La Castellana and CP Achiras has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Guarantee Agreement posted by CPSA was released.

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana and CP Achiras as follows: (i) until each project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of the CP La Castellana and CP Achiras; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras. In addition, (ii) after each project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP La Castellana, CP Achiras and CP Renovables; and (y) control of each of CP La Castellana, CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana and CP Achiras. As of December 31, 2023, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at December 31, 2023 and 2022, there are trade receivables with specific assignment for the amount of 2,079,147 and 20,505,785, respectively. Finally, there are certain requirements to be fulfilled in order to distribute dividends from CP La Castellana and CP Achiras.

As of December 31, 2023 and 2022, the balance of these loans amounts to 74,881,903 and 56,835,395, respectively.

13.3.2. Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo cogeneration unit project.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, the Company and KfW amended the loan agreement on June 30, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161%. The loan is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of (a) as at December 31, 2019 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As at December 31, 2023, the Company has complied with that requirement.

During 2019 the disbursements for this loan were fully received for a total amount of USD 55.2 million.

As at December 31, 2023 and 2022, the balance of this loan amounts to 24,531,506 and 17,184,651, respectively.

13.3.3. Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López.

According to the terms of the agreement, this loan accrues at a variable interest rate based on the LIBO rate plus a margin. Due to the suspension of the LIBO rate on June 30, 2023, the Company and Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC amended the loan agreement on August 16, 2023, replacing the LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a Credit Adjustment Spread (CAS) of 0.26161% applicable as from September 12, 2023.

CENTRAL PUERTO S.A.

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

This new amendment also implied a 125 basic-point increase in the applicable interest rate as from June 12, 2021 and the dividend payment restriction was maintained until 2021, as well as the USD 25 million limitation for 2022. As described in Note 21, as of October 19, 2023, this limitation is no longer in effect.

On December 23, 2022 and May 3, 2023 the Company subscribed two limited consents, by means of which the creditor financial entities agreed to the acquisition by Proener S.A.U. of the companies Forestal Argentina S.A., Loma Alta Forestal S.A., Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. In addition, it was established that CPSA and Proener S.A.U should keep a minimum amount of “Cash and short-term investments” corresponding to the established payment in the next maturity of principal and interest.

Also, on October 19, 2023, the Company paid in advance the principal for an amount of USD 49,043,078, under the terms and conditions of the loan agreement, thus after such payment, the principal owed amounts to USD 6,056,922 due on January 2024.

CENTRAL PUERTO S.A.

As at December 31, 2023 and 2022, the balance of the loan amounts to 4,917,399 and 49,347,508, respectively. At the issuance date of these financial statements, the loan balance was totally paid at due date.

13.3.4. Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

Pursuant to the terms of the agreement subscribed with Vientos La Genoveva S.A.U., this loan accrues an interest rate equal to LIBOR plus 6.50% As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva S.A.U. together with IFC amended this agreement on June 14, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 55 installments as from November 15, 2020.

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

Pursuant to the Guarantee Agreement, among other customary covenants for this type of facilities, CPSA has committed, until the project completion date, to maintain (i) a leverage ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, CPSA, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U. As of December 31, 2023, the Group has met the mentioned requirements.

Under the subscribed trust guarantee agreement, as at December 31, 2023 and 2022, there are trade receivables with specific assignment for the amounts of 5,522,634 and 3,359,145, respectively. Finally, there are certain requirements to be fulfilled in order to distribute dividends from Vientos La Genoveva S.A.U.

On November 22, 2019 the loan funds were fully disbursed. As at December 31, 2023 and 2022, the balance of the loan amounts to 50,174,147 and 35,898,597, respectively.

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

On September 3, 2021, CPR Energy Solutions S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Collateral posted by the Company was released.

On May 24, 2019 the loan funds were fully disbursed. As at December 31, 2023 and 2022, the balance of this loan amounts to 4,502,513 and 4,091,299, respectively.

CENTRAL PUERTO S.A.

13.3.6. Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95% As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva II S.A.U. and Banco de Galicia y Buenos Aires S.A. entered into an amendment agreement on July 21, 2023, whereby the interest rate changed to the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.42826% applicable as of July 24, 2023. The loan is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

As of September 3, 2021, Vientos La Genoveva II S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Collateral posted by the Company was released.

On July 23, 2019, the loan funds were fully disbursed. As of December 31, 2023 and 2022, the balance of this loan amounts to 13,373,610 and 11,765,703, respectively.

13.3.7. Financial trust corresponding to Thermoelectrical Station Brigadier López

Within the framework of the acquisition of Thermoelectrical Station Brigadier López, the Company assumed the capacity of trustor in the financial trust previously entered into by Integración Energética Argentina S.A., which was the previous owner of the thermal station. The financial debt balance at the transfer date of the thermal station was USD 154,662,725.

According to the provisions of the trust agreement, the financial debt accrued an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is higher, and it was monthly amortizable. On April 5, 2022, this loan has been paid in full.

Under the subscribed trust guarantee agreement, as at December 31, 2023 and 2022, there are trade receivables with specific assignment for the amounts of 884,757 and 2,755,201, respectively.

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

Within the framework of the mentioned program, on September 2, 2020, Corporate Bonds Class I were issued for an amount of USD 35,160,000 at a fix 0% interest rate expiring on September 2, 2023; and Corporate Bonds Class II were issued for 1,109,925 at a variable interest rate equivalent to BADLAR, plus an applicable margin of 0.97% expiring on September 2, 2021. After such maturity dates, Corporate Bonds Class I and Class II were fully paid.

CENTRAL PUERTO S.A.

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

Within this program framework, the Company issued two types of corporate bonds. On the one hand, on September 17, 2023, the paying in and liquidation of the Class A Corporate Bond (CB) took place, denominated, paid-in and payable in US dollars abroad. The characteristics of this CB are the following: i) face value issued: USD 37,232,818, ii) interest rate, determined by bidding: 7%, iii) periodicity of the interest coupon: six months, iv) amortization: bullet, v) term: 30 months to be counted as from September 17, 2023 and vi) applicable law and deposit place: Argentina, Caja de Valores S.A. On the other hand, on October 17, 2023, the paying in and liquidation of the international bond denominated “10% Senior Notes due 2025” (Class B CB) took place. Such bond is denominated, paid-in and payable in US dollars abroad, under the Reg S scheme. The characteristics of this bond are the following: i) face value issued: USD 50,000,000, ii) interest rate, determined by bidding: 10%, iii) periodicity of the interest coupon: six months, iv) amortization: bullet, v) term: 24 months to be counted as from October 17, 2023 and vi) applicable law and deposit place: New York, Euroclear.

Finally, on October 20, 2023, the Company decided to reopen the Class A CB. This procedure allows to offer in the market a security which replicates the conditions of the security already offered, incorporating the interest rate determined in the original offer (7%) and to bid the price. As a result of this process, the Company issued additional USD 10,000,000 for the Class A CB, with an issuance price of 102.9%.

13.3.10. CPSA´s Shares Buyback Program

On October 13, 2022, the Company’s Board of Directors approved the creation of a program for the acquisition of shares issued by the Company as per the regulations in force, for a maximum amount of up to USD 10,000,000 or the lowest amount from the acquisition until reaching 10% of the share capital and for a 180-calendar-day period counted as from the business day following the publication of the purchase in the market’s media. Such program ended on April 11, 2023. Under the program framework, the subsidiary CPR acquired 125,782 CPSA shares for a total amount of 88,842.

On August 24, 2023, the Company's Board of Directors approved the creation of a new program for the acquisition of the shares issued by the Company as per the regulations in force, for a maximum amount of up to USD 10,000,000 or the lowest amount from the acquisition until reaching 10% of the share capital and for a 180-calendar-day period counted as from the business day following the publication of the purchase in the market’s media, which shall be subject to any term renewal or extension. The acquisition procedures may be conducted by the Company and/or its subsidiaries with a daily limit for operations of up to 25% of the average volume of daily transactions for the share in the markets in which it is listed, considering to such end the previous 90 trading business days. The maximum price to be paid is USD 8 per American Depositary Receipt (“ADR”) in the NYSE and up to a maximum of ARS 605 per share in BYMA, which was increased to ARS 800 per share as per the decision of the Company's Board of Directors on October 17, 2023. As of  December 31, 2023, CPSA acquired 2,299,993 of its own shares under the program for a total amount of 1,659,780.

The operations conducted through both programs have been recorded as treasury shares acquisitions in accordance with IAS 32. Therefore, the consideration paid for such shares was directly recorded against Equity under the “Other equity accounts” item.

CENTRAL PUERTO S.A.

13.3.11. Mitsubishi Corporation Loan

On November 29, 1996, the Company Central Costanera S.A. entered into an Agreement with Mitsubishi Corporation for the installation of a combined cycle power station. The original agreement includes a USD 192.5 million financing in 12 years counted as from the provisional reception of the project, with an annual 7.42 % fixed rate and a semester capital and interest amortization.

On October 27, 2014, Central Costanera S.A. and Mitsubishi Corporation agreed on the restructuring of such liabilities. Among the main restructuring conditions, the following stand out: accrued and accumulated interest remission as of September 30, 2014 for the amount of USD 66,061,897; the rescheduling of capital due date for the amount of USD 120,605,058 for an 18-year term, with a 12-month grace period, which must be totally paid before December 15, 2032; a minimum annual payment of USD 3,000,000 in concept for capital, in quarterly installments; an annual 0.25% fixed rate; and certain dividend payment restrictions were agreed on.

Considering the restrictions imposed by the Argentine Central Bank described on Note 22, several amendments to the loan agreement were entered into as from September 30, 2020.

On May 13, 2022, an amendment was signed to pay the June 2022 capital in two monthly and consecutive installments of USD 2,000,000 in June 2022, and USD 861,116 in July 2022, remaining the other conditions unaltered.

On August 23, 2022, a new amendment was signed to pay the September 2022 capital in two monthly and consecutive installments of USD 2,000,000 in September 2022, and USD 861,116 in October 2022, remaining the other conditions unaltered.

On November 21, 2022, a new amendment was signed to pay the December 2022 capital in two monthly and consecutive installments of USD 2,000,000 in December 2022, and USD 861,116 in January 2023, remaining the other conditions unaltered.

The loan considers certain financial restrictions, which as of December 31, 2023 have been completely fulfilled by Central Costanera S.A. Moreover, as guarantee of the obligations undertaken, Central Costanera S.A. has a pledge in favor of Mitsubishi Corporation with a first degree recording on the financed asset.

As of December 31, 2023, the liabilities balance amounts to 34,131,660.

13.3.12. Loan from Equinor Wind Power AS

As a result of the solar farm acquisition described in Note 20.7, the Group assumed the liabilities corresponding to the loan granted to the subsidiary Cordillera Solar VIII (“CSVIII”) by its previous shareholder Equinor Wind Power AS for a capital amount of USD 62,199,879 and interest for USD 8,983,951. As a guarantee for such loan, CSVIII gave a first-grade pledge over certain properties, plant, and equipment of such company in favor of Equinor Wind power AS.

On October 18, 2023, both parties agreed on a refinancing plan for a 24-month term counted as from the refinancing date at a 9% annual rate. In addition, on such dates, CSVIII paid an amount of USD 40 million with funds obtained through the loan described on Note 13.3.13.

Moreover, as a result of the acquisition, the Group acquired the liabilities for the loan Junior Shareholder Loan Agreement granted to CSVIII for a USD 1,768,897 balance, which on October 18, 2023, was refinanced at a 9% annual rate to be paid 24 months after the refinancing date.

As of December 31, 2023, the loans balance amounts to 14,634,811.

CENTRAL PUERTO S.A.

13.3.13. Loan from Banco Santander International

On October 18, 2023, the subsidiary Cordillera Solar VIII S.A. agreed on financing with Banco Santander International for an amount of USD 40 million with a 6.5% annual rate to be paid on the 24 months after the granting of the loan.

As of December 31, 2023, the balance of this loan amounts to 32,775,911.

13.4. Changes in liabilities arising from financing activities

	01-01-2023	Incorporation by acquisition of companies	Payments	Non-cash transactions	Disbursements	Other	31-12-2023
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Non-current liabilities

Loans and borrowings	140,883,742	20,446,246	-	(150,692,749)	69,664,166	206,072,502	286,373,907

Current liabilities

Loans and borrowings	56,632,669	37,771,408	(108,068,934)	(68,632,440)	3,982,116	127,125,799	48,810,618

	01-01-2022	Incorporation by acquisition of companies	Payments	Non-cash transactions	Disbursements	Other	31-12-2022
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Non-current liabilities

Loans and borrowings	219,481,798	-	-	(98,289,828)	-	19,691,772	140,883,742

Current liabilities

Loans and borrowings	41,336,226	-	(35,784,301)	(45,865,105)	6,554,131	90,391,718	56,632,669

The “Non-cash transactions” column includes the income for exposure to change in purchasing power of currency (income on net monetary position), which amounted to 219,600,752 and 144,154,933 as of December 31, 2023 and 2022, respectively. The “Other” column includes the effect of reclassification of non- current portion to current due to the passage of time, the foreign exchange movement and the effect of accrued but not yet paid interest. The Group classifies interest paid as cash flows from financing activities.

13.5. Quantitative and qualitative information on fair values

Information on the fair value of financial assets and liabilities by category

The following tables is a comparison by category of the carrying amounts and the relevant fair values of financial assets and liabilities.

	Carrying amount		Fair value
	12-31-2023	12-31-2022	12-31-2023	12-31-2022
	ARS 000	ARS 000	ARS 000	ARS 000

Financial assets

Trade and other receivables	315,877,811	268,467,463	315,877,811	268,467,463
Other financial assets	128,183,604	133,419,616	128,183,604	133,419,616
Cash and cash equivalents	13,470,493	28,785,809	13,470,493	28,785,809
Total	457,531,908	430,672,888	457,531,908	430,672,888

Financial liabilities

Loans and borrowings	335,184,525	197,516,411	335,184,525	197,516,411
Total	335,184,525	197,516,411	335,184,525	197,516,411

CENTRAL PUERTO S.A.

Valuation techniques

The fair value reported in connection with the abovementioned financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

Management assessed that the fair values of current trade receivables approximate their carrying amounts largely due to the short-term maturities of these instruments.

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

Fair value of loans and borrowings is similar to their book value, except for the loan granted by Mitsubishi Corporation to the controlled company Central Costanera S.A.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, as described in Note 2.2.2, the Company’s financial assets, that were measured at fair value on recurring basis as of December 31, 2023 and 2022:

	Fair value measurement using:
12-31-2023	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000

Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	18,003,429	18,003,429	-	-
Public debt securities	102,677,487	102,677,487	-	-
Stocks and corporate bonds	4,959,801	-	4,959,801	-
Interest rate swap	2,542,887	2,542,887	-	-
Total financial assets measured at fair value	128,183,604	123,223,803	4,959,801	-

	Fair value measurement using:
12-31-2022	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000

Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	19,123,490	19,123,490	-	-
Public debt securities	108,417,085	108,417,085	-	-
Stocks and corporate bonds	4,238,947	-	4,238,947	-
Interest rate swap	1,640,094	1,640,094	-	-
Total financial assets measured at fair value	133,419,616	129,180,669	4,238,947	-

CENTRAL PUERTO S.A.

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 19.

13.6. Other financial assets

	12-31-2023	12-31-2022
	Book value	Book value
	ARS 000	ARS 000

CURRENT ASSETS

Financial assets at fair value through profit or loss

Public debt securities issued by National Government	47,062,484	108,416,976
Public debt securities - T-Bills	21,042,199	109
Mutual funds	17,349,564	18,626,907
Stocks and corporate bonds	2,542,886	1,640,094
Interest rate swap	1,840,947	1,314,807
	89,838,080	129,998,893

NON-CURRENT ASSETS

Financial assets at fair value through profit or loss

Public debt securities - T-Bills	34,572,805	-
Mutual funds	653,866	496,583
Interest rate swap	3,118,853	2,924,140
	38,345,524	3,420,723
Financial assets at amortized cost

Unquoted shares:

- TSM	178,734	135,550
- TMB	216,359	76,011
	395,093	211,561
	38,740,617	3,632,284

The information on the objectives and financial risk management policies is included in Note 19.

CENTRAL PUERTO S.A.

13.7. Financial assets and liabilities in foreign currency

	12-31-2023					12-31-2022
Account	Currency and amount (in thousands)		Effective exchange rate (1)		Book value	Currency and amount (in thousands)		Book value
					ARS 000			ARS 000
NON-CURRENT ASSETS

Trade and other receivables	USD	191,196	808.48	(2)	154,578,344	USD	237,581	131,047,555
Other financial assets	USD	46,796	805.45		37,691,658	USD	5,306	2,923,797
					192,270,002			133,971,352

CURRENT ASSETS

Cash and cash equivalents	USD	14,046	805.45		11,313,351	USD	50,869	28,032,225
	EUR	2	889.38		1,779	EUR	2	1,180
Other financial assets	USD	66,181	805.45		53,305,465	USD	8,983	4,950,236
Trade and other receivables	USD	105,677	808.48	(2)	85,438,090	USD	92,185	50,848,421
	USD	18,607	805.45		14,987,008	USD	29,201	16,091,707
					165,045,693			99,923,769
					357,315,695			233,895,121

NON-CURRENT LIABILITIES

Loans and borrowings	USD	363,490	808.45		293,863,593	USD	305,131	168,337,655
Trade and other payables	USD	2,319	808.45		1,874,796	-	-	-
					295,738,389			168,337,655

CURRENT LIABILITIES

Loans and borrowings	USD	60,002	808.45		48,508,515	USD	64,439	35,550,337
Trade and other payables	USD	38,950	808.45		31,489,128	USD	9,966	5,498,142
	EUR	1,532	894.71		1,370,698	EUR	144	85,164
	SEK	202	81.01		16,365	-	-	-
					81,384,706			41,133,643
					377,123,095			209,471,298

USD: US dollar. EUR: Euro.

SEK: Swedish Crown.

(1)	At the exchange rate prevailing as of December 31, 2023 as per Banco de la Nación Argentina.
(2)	At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of December 31, 2023 as per the Argentine Central Bank.

14. Non-financial assets and liabilities

14.1. Other non-financial assets

	12-31-2023	12-31-2022
	ARS 000	ARS 000
Non-current:

Tax credits	142,950	1,308
Income tax credits	156,882	750,327
Prepayments to vendors	4,511	14,048
	304,343	765,683

Current:

Upfront payments of inventories purchases	4,757,055	785,171
Prepayment insurance	526,092	1,015,276
Tax credits	3,365,008	737,497
Dividends receivable from associated companies (Note 18)	2,924,543	-
Other	647,913	239,420
	12,220,611	2,777,364

CENTRAL PUERTO S.A.

14.2. Other non-financial liabilities

	12-31-2023	12-31-2022
	ARS 000	ARS 000
Non-current:

VAT payable	26,819,699	22,764,173
Tax on bank account transactions payable	1,258,528	816,461
	28,078,227	23,580,634

Current:

VAT payable	19,648,153	17,309,557
Turnover tax payable	363,436	150,083
Income tax withholdings payable	3,917,976	5,620,425
Concession fees and royalties	301,826	167,273
Tax on bank account transactions payable	1,113,177	1,086,947
Dividends payable	-	2,948,230
Other	273,366	34,316
	25,617,934	27,316,831

14.3. Compensation and employee benefits liabilities

	12-31-2023	12-31-2022
	ARS 000	ARS 000
Non-current:

Employee long-term benefits	3,309,290	2,321,472

Current:

Employee long-term benefits	1,433,277	543,268
Vacation and statutory bonus	4,762,417	3,693,911
Contributions payable	1,546,166	1,159,601
Bonus accrual	7,770,959	4,302,165
Other	213,997	335,836
	15,726,816	10,034,781

The following tables summarize the components of net benefit expense recognized in the consolidated statement of income as long-term employee benefit plans and the changes in the long-term employee benefit liabilities recognized in the consolidated statement of financial position.

	12-31-2023	12-31-2022	12-31-2021
	ARS 000	ARS 000	ARS 000
Benefit plan expenses

Cost of interest	308,283	178,309	214,999
Cost of service for the current year	2,715,455	886,574	1,253,814
Past service cost	203,029	197,283	-
Expense recognized during the year	3,226,767	1,262,166	1,468,813

Defined benefit obligation at beginning of year	2,864,739	2,859,681	2,880,627
Incorporation from business combination	1,857,161	-	-
Cost of interest	904,961	634,446	1,092,421
Cost of service for the current year	1,407,163	127,602	187,318
Past service cost	203,029	197,283	-
Actuarial losses (gains)	1,155,337	731,366	(2,351)
Benefits paid	(435,198)	(294,016)	(326,150)
Decrease due to gain on net monetary position	(3,214,625)	(1,391,622)	(972,184)
Defined benefit obligation at end of year	4,742,567	2,864,740	2,859,681

CENTRAL PUERTO S.A.

The main key assumptions used to determine the obligations as of year-end are as follows:

Main key assumptions used	2023	2022

Discount rate	5.50%	5.50%

Increase in the real annual salary	2.00%	2.00%

Turnover of participants	0.73%	0.73%

A one percentage point change in the discount rate applied would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2023 year-end	(350,370)	410,034
Effect on the benefit obligation as of the 2022 year-end	(226,723)	265,892

A one percentage point change in the annual salary assumed would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2023 year-end	381,662	(332,425)
Effect on the benefit obligation as of the 2022 year-end	247,672	(215,142)

As of December 31, 2023 and 2022, the Group had no assets in connection with employee benefit plans.

15. Cash and cash equivalents

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flow, cash and short-term deposits comprise the following items:

	12-31-2023	12-31-2022
	ARS 000	ARS 000

Cash at banks and on hand	13,470,493	28,413,826
Short-term deposits	-	371,983
	13,470,493	28,785,809

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

On April 30, 2021, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 3,155,167 and to allocate the remaining unappropriated earnings as of December 31, 2020 to increase the voluntary reserve by 59,948,173.

On April 29, 2022, the Shareholders´ Meeting of the Company approved that the unappropriated earnings (loss) as of December 31, 2021 amounting to 4,449,523 were absorbed into the voluntary reserve.

CENTRAL PUERTO S.A.

On December 23, 2022, the Shareholders´ Meeting of the Company decided to partially deallocate the voluntary reserve by 13,587,494 for distribution of a cash dividend.

On April 28, 2023, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 2,964,679 and to allocate the remaining unappropriated earnings as of December 31, 2022 to create a voluntary reserve in order to be applied to future dividends payment based on the evolution of the Company´s financial situation and according to current Company´s dividends distribution policy. On September 15, 2023, such reserve was increased in 139,492,869 through the partial deallocation of the voluntary reserve as decided by the Company’s Shareholders’ Meeting on such date.

On November 2, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 29.72 ARS per share.

On December 1, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 32.431222 ARS per share.

On December 15, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 11 ARS per share.

On January 2, 2024, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 5.75 ARS per share.

Within the framework of the amendment to the loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC -described in Note 13.3.3-, there was a restriction for the payment of dividends until 80% of the loan’s principal and interests were paid. Thus, during 2021 no dividends could be paid, while during 2022 and 2023 dividends could be paid up to USD 25 million and USD 20 million, respectively. Due to the advanced partial payment of the balance of such loan on October 19, 2023 as described in Note 13.3.3, through which more than 80% of the loan was paid, this limitation was no longer applicable as from that date.

In connection with loans described in Notes 13.3.1. and 13.3.4. there are certain requirements to be fulfilled by the subsidiaries CP Achiras S.A.U., CP La Castellana S.A.U. and Vientos La Genoveva S.A.U. in order for them to distribute dividends.

Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018, that are to be paid to Argentine resident individuals and/or non-Argentine residents, are subject to a 7% income tax withholding on the amount of such dividends.

17. Provisions

	2023							2022
Item	At beginning	Increases		Decreases		Recoveries	At end	At end
	ARS 000	ARS 000		ARS 000		ARS 000	ARS 000	ARS 000

Current

Provision for lawsuits and claims	143,609	1,638,530	(2)	(136,268	)(1)	(21,714)	1,624,157	143,609
Total 2023	143,609	1,638,530		(136,268)		(21,714)	1,624,157
Total 2022	544,035	35,329		(208,219	)(1)	(227,536)		143,609

Non-current

Provision for wind and solar farms dismantling	184,892	890,079		(112,616	)(1)	-	962,355	184,892
Total 2023	184,892	890,079		(112,616)		-	962,355
Total 2022	292,253	34,859		(142,220	)(1)	-		184,892

(1)	Relates to the effect of the inflation for the year.
(2)	Includes 467,659 that were added to the Company’s equity through the business combinations described in Note 2.2.20.

CENTRAL PUERTO S.A.

18. Information on related parties

The following table provides the transactions performed for the years ended December 31, 2023, 2022 and 2021, and the accounts payable to/receivable from related parties as of December 31, 2023, 2022 and 2021:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:

Termoeléctrica José de San Martín S.A.	12-31-2023	228	-	-	-
	12-31-2022	2,086	-	156	-
	12-31-2021	3,500	-	302	-

Distribuidora de Gas Cuyana S.A. (1)	12-31-2023	44,622	4,556,027	-	283,548
	12-31-2022	54,011	4,075,850	-	367,047
	12-31-2021	-	3,386,792	-	429,957

Distribuidora de Gas del Centro S.A.	12-31-2023	44,672	-	-	-
	12-31-2022	54,011	-	-	20,179
	12-31-2021	-	-	-	-

Inversora de Gas del Centro S.A.	12-31-2023	-	-	2,924,543	-
	12-31-2022	-	-	-	-
	12-31-2021	-	-	-	-

Energía Sudamericana S.A.	12-31-2023	43,524	-	-	-
	12-31-2022	-	-	-	-
	12-31-2021	-	-	-	3,326

Related companies:

RMPE Asociados S.A. (2)	12-31-2023	712	3,282,121	-	-
	12-31-2022	1,566	4,295,716	25	-
	12-31-2021	1,803	5,144,217	-	-
Total	12-31-2023	133,758	7,838,148	2,924,543	283,548
	12-31-2022	111,674	8,371,566	181	387,226
	12-31-2021	5,303	8,531,009	302	433,283

(1)	Acquisition of natural gas for our thermal station located in Mendoza province. The purchase price is set according to current regulation of the natural gas market.
(2)

Administrative, financial, commercial, human resources and general management services rendered under the terms of the management assistance agreement. The management assistance fee is calculated as a percentage of revenues.

Balances and transactions with shareholders

As at December 31, 2023 and 2022, there is a balance of 19,068 and 735,934 due from shareholders, corresponding to the tax on personal goods paid by the Company as a substitute taxpayer.

As described in Note 2.2.16, on January 18, 2017, the subsidiary CPR entered into a stock option agreement with its minority shareholder at that time.

Key management personnel compensation

During 2023, 2022 and 2021, short‑term employee benefits compensation for key management personnel amounted to approximately Argentine pesos 1,215.4 million, 408 million and 215.3 million, respectively (all figures stated in nominal values).

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

CENTRAL PUERTO S.A.

For the years ended December 31, 2023, 2022 and 2021, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

19. Financial risk management objectives and policies

–	Interest rate risk

Interest rate variations affect the value of assets and liabilities accruing a fixed interest rate, as well as the flow of financial assets and liabilities with floating interest rates.

The Company´s risk administration policy is defined for the purposes of reducing the effect of the purchasing power loss. During most of 2023 and 2022 net monetary positions have been assets; hence, during such period the Company sought to mitigate the risk by implementing adjustment mechanisms through interest and exchange differences. Consequently, during 2023 and 2022, item Loss on net monetary position” registered a net loss due to inflation-exposure of monetary items.

Interest rate sensitivity

The following table shows the sensitivity of income before income tax for the year ended December 31, 2023, to a reasonably possible change in interest rates over the portion of loans bearing interest at a variable interest rate, with all other variables held constant:

Increase in percentage	Effect on income before income tax (Loss)
ARS 000

5%	(16,846,382)

–	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to the foreign currency risk at an ARS/USD ratio, mainly due to its operating activities, the investment projects defined by the Company and the financial debt related to the bank loans mentioned in Note 13.3. The Company does not use derivative financial instruments to hedge such risk. However, as of December 31, 2023, the Company has receivables, other financial assets and cash and short-term deposits in foreign currency for USD 442,503 and liabilities in foreign currency for USD 464,127. Therefore the net liability position in foreign currency amounts to USD 21,624 thousands as of such date.

Foreign currency sensitivity

The following table shows the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of income before income tax as of December 31, 2023 (due to changes in the fair value of monetary assets and liabilities).

Change in USD rate	Effect on income before income tax (Loss)
ARS 000

10%	(1,741,683)

CENTRAL PUERTO S.A.

–	Price risk

The Company’s revenues depend on the electric power price in the spot market paid by CAMMESA. The Company has no power to set prices in the market where it operates, except for the income from agreements entered into in the Term Market, where the price risk is reduced since normally prices are negotiated above the spot market price.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including holdings of government securities.

–	Trade and other receivables

The Finance Department is in charge of managing customer credit risk subject to policies, procedures and controls relating to the Group’s credit risk management. Customer receivables are regularly monitored. Although the Group has received no guarantees, it is entitled to request interruption of electric power flow if customers fail to comply with their credit obligations. In regard to credit concentration, see Note 13.1. The need to book impairment is analyzed at the end of each reporting period on an individual basis for major clients. The allowance recorded as of December 31, 2023, is deemed sufficient to cover the potential impairment in the value of trade receivables.

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

The table below summarizes the maturity profile of the Company’s financial liabilities.

	Less than 3 months	3 to 12 months	More than a year	Total
	ARS 000	ARS 000	ARS 000	ARS 000
As of December 31, 2023

Loans and borrowings	1,743,105	48,480,786	284,960,634	335,184,525
Trade and other payables	49,803,473	-	-	49,803,473
	51,546,578	48,480,786	284,960,634	384,987,998
As of December 31, 2022

Loans and borrowings	6,560,210	50,072,459	140,883,742	197,516,411
Trade and other payables	23,376,350	-	-	23,376,350
	29,936,560	50,072,459	140,883,742	220,892,761

CENTRAL PUERTO S.A.

Granted and received guarantees

The Group has posted a bank guarantee to cover the obligations undertaken under the Concession Agreement of Complejo Hidroeléctrica Piedra del Águila for 83,716.

On March 19, 2009, the Group entered into a pledge agreement with the former Secretariat of Energy to secure its obligations in favor of FONINVEMEM trusts by virtue of the operation and maintenance agreement of the Timbúes and Manuel Belgrano power stations, by which it pledged as a collateral 100% of the shares in TSM and TMB.

On the other hand, shares acquired by the Group in Central Costanera S.A. have a pledge for which the Group will follow the procedure to achieve its extinguishment.

Regarding the agreement described in Note 13.3.13., the Group has granted T-BILLs as compliance guarantee for USD 42.1 million, which are included under non-current other financial assets.

Likewise, the Group entered into various guaranteed agreements to provide performance assurance of its obligations arising from the agreements described in Notes 1.2.a), 13.3.1, 13.3.3, 13.3.4, 13.3.7, 13.3.8, 13.3.9, 13.3.11, 13.3.12 and 20.3.

20. Contracts, acquisitions and agreements

20.1. Maintenance and service contracts

The Group entered into long-term service agreements executed with leading global companies in the construction and maintenance of thermoelectrical generation plants, such as (i) General Electric, which is in charge of the maintenance of the Nuevo Puerto Combined Cycle plant, and part of the Mendoza based units, (ii) Siemens Energy, which is in charge of the maintenance of the combined cycle unit based in Mendoza site, the thermoelectrical power plant Brigadier López, the Luján de Cuyo and Terminal 6 San Lorenzo cogeneration units, and one of the combined cycle units based in Costanera thermoelectrical power plant, and (iii) Mitsubishi, which is in charge of the maintenance of the other combined cycle unit located in the Costanera thermoelectrical power plant.

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

20.3. Renewable Energy generation farms

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

Regarding wind farm La Genoveva II, the Group entered into supply agreements with Aguas y Saneamiento S.A. (AYSA) for a 10-year term from the beginning of operations date of the wind farm and approximately 87.6 GWh/year volume, with PBB Polisur S.R.L. (Dow Chemical) for a term of 6 years and an estimated volume of 80 GWh/year, with INC S.A. (Carrefour) for a term of 3 years and an estimated volume of 12 GWh/year, with Farm Frites for a 5-year term and 9.5 GWh/year volume and with BBVA for a 5-year term and 6 GWh/year volume.

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

In addition, the Group has entered into agreements with Vestas Argentina S.A. for the operation and maintenance of wind farms La Genoveva I until August 30, 2040; La Genoveva II until May 31, 2039; La Castellana II until May 31, 2039; and Manque y Los Olivos until December 31, 2039.

20.4. Acquisition of Brigadier López thermoelectric plant

In the context of a local and foreign public tender called by Integración Energética Argentina S.A. (“IEASA”), which has been awarded to the Company, on June 14, 2019 the transfer agreement of the production unit that is part of Brigadier López thermoelectric plant and of the premises on which the plant is located, was signed, including: a) production unit for the plant, which includes personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used for the plant operation and use; b) IEASA’s contractual position in executed contracts (including turbogas and turbosteam supplying contracts with CAMMESA and the financial trust agreement signed by IEASA as trustor, among others); c) permits and authorizations in effect related to the plant operation; and d) the labor relationship with the transferred employees.

The plant currently has a Siemens gas turbine of 280.5 MW. According to the tender specifications and conditions, it is expected to supplement the gas turbine with a boiler and a steam turbine to reach the closing of the combined cycle, which will generate 420 MW in total.

The works for closing the cycle are still pending. During February 2024, the agreement with SACDE on the works, services, and necessary works to close the cycle was agreed on, having the “notice to proceed” been granted on February 26, 2024.

20.5. Shares purchase agreements with Enel Group

On February 17, 2023, Proener S.A.U. acquired 531,273,928 shares from Enel Argentina S.A., which represent 75.68% of the capital stock and votes from Enel Generación Costanera S.A. (currently, Central Costanera S.A.). The total purchase price amounted to USD 48,000,000. Pursuant to the CNV applicable regulations, on March 17, 2023, a mandatory public acquisition offering ("OPA") at an equitable price with respect to the remaining outstanding shares was announced. Such was approved by CNV on May 23, 2023. The offering reception period was opened from May 30, 2023 to June 12, 2023, and offerings from a total of 17 shareholders, owners of 65,100 shares, representing approximately 0.0093% of the issued and outstanding shares of Central Costanera S.A. were accepted, which were acquired at a $94,189 price per share by Proener S.A.U. This acquisition was recorded as a business combination as described in Note 2.2.20.

CENTRAL PUERTO S.A.

On the same date, Proener S.A.U. entered into a shares purchase agreement with Enel Argentina S.A. and Enel Américas S.A., by virtue of which, subject to the exercise of the preemptive right of the remaining shareholders, Enel Américas S.A. agreed to sell to Proener S.A.U. its interest in Inversora Dock Sud S.A. and Enel Argentina S.A. agreed to sell to Proener S.A.U. its interest in Central Dock Sud S.A. The total purchase price for both holdings amounted to USD 54,000,000. On March 17, 2023, Proener S.A.U. was informed by Enel Argentina S.A. and Enel Américas S.A. that the remaining shareholders have decided to exercise their preemptive right. This way, once the stocks purchase was accomplished by the remaining shareholders during April 2023, Proener S.A.U. terminated the shares purchase agreement on April 25, 2023.

20.6. Forest companies’ acquisition

On December 27, 2022, Proener S.A.U., entered into a shares purchase agreement with Masisa S.A. and Masisa Overseas S.A. (jointly, “Masisa”), one of the main forestry companies in the region. Through such agreement, Masisa sold Proener S.A.U. the total shares of its Argentine affiliates Forestal Argentina S.A. and Masisa Forestal S.A. (currently, Loma Alta Forestal S.A.), which hold the forestry assets Masisa had in the country.

On May 3, 2023, Proener S.A.U. acquired 100% of capital stock and votes of companies Empresas Verdes Argentina S.A., Las Misiones S.A. y Estancia Celina S.A. The purchase price amounted to USD 29,881,340. Such companies own forest assets that are made of approximately 88,063 hectares in Corrientes province, from which 26,000 are planted with pine tree (over a total 36,000 hectares plantable area). This acquisition was recorded as a business combination as described in Note 2.2.20.

20.7. Acquisition of solar farm

On October 18, 2023, Proener S.A.U. acquired from Equinor Wind Power A.S., Scatec Solar Netherlands B.V. and Scatec Solar Argentina B.V. 100% of the share capital and votes of Cordillera Solar VIII S.A. (CSVIII) and Scatec Equinor Solutions Argentina S.A., (currently called CP Servicios Renovables S.A.) owner and operating companies, respectively, of a solar farm located in the province of San Juan, with an approximate power of 100 MW. The solar farm has an agreement with CAMMESA for the purchase of generated energy for a 20-year term counted as from the operations beginning date of such farm. This acquisition has been recorded as an assets acquisition as per IFRS 3. For further information regarding CSVIII loans see Note 13.3.12.

20.8. Acquisition of two Siemens gas turbines

On May 27th, 2016, the Company acquired from Siemens two gas turbines for electric power generation composed by a turbine and a generator with 298 MW output power, and the proper ancillary equipment and maintenance and assistance services.

During September 2021, the Company sold such equipment to UNIPER KRAFTWERKE GMBH and UNIPER HUNGARY Kft. for the amount of USD 33,750,000.

20.9. Acquisition of equity interest in AbraSilver Resource Corp.

On April 22, 2024, Proener S.A.U. entered into a shares subscription agreement for a 4% interest in the capital stock of AbraSilver Resource Corp. (a Canadian company listed in the Canadian stock market), which is the owner of the silver-gold project Diablillos located in the Northwest region of Argentina.

21. Tax integral inflation adjustment

Pursuant to Law no. 27,468, modified by Law no. 27,430, to determine the amount of taxable net profits for fiscal years commencing January 1, 2019, the inflation adjustment calculated on the basis of the provisions set forth in the income tax law will have to be added to or deducted from the fiscal year’s tax result. This adjustment will only be applicable (a) if the variance percentage of the consumers price index (“IPC”) during the 36 months prior to fiscal year closing is higher than 100%, and (b) for the first, second, and third fiscal year as from January 1, 2018, if the accumulated IPC variance is higher than 55%, 30% or 15% of such 100%, respectively. The positive or negative tax inflation adjustment, depending on the case, corresponding to the first, second and third period commenced as from January 1, 2018, which must be calculated in case of verifying the statements on the foregoing paragraphs (a) y (b), shall be charged in a sixth for that fiscal period and the remaining five sixths, equally, in the immediately following fiscal periods.

At December 31, 2019 and during the following fiscal years, such conditions have been already met. Consequently, the current and deferred income tax booked since the fiscal year ended December 31, 2019 include the effects derived from the application of the tax inflation adjustment under the terms stablished by the income tax law.

CENTRAL PUERTO S.A.

22. Measures in the Argentine economy

On December 10, 2023, new government authorities took office, which authorities issued a series of measures among whose main objectives the following stand out: flexibility of regulations for economic development, reduction of expenses towards reducing fiscal deficit, reduction of subsidies, among others. Within the context of the new government, there was a significant devaluation of the Argentine peso which was reflected on the official exchange rate.

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

Particularly, as from September 16, 2020, Communication “A” 7106 established, among other measures referred to human persons, the need for refinancing the international financial indebtedness for those loans from the non-financial private sector with a creditor not being a related counterparty of the debtor expiring between October 15, 2020 and March 31, 2021. The affected legal entities were to submit before the Central Bank a refinancing plan under certain criteria: that the net amount for which the foreign exchange market was to be accessed in the original terms did not exceed 40% of the capital amount due for that period and that the remaining capital had been, as a minimum, refinanced with a new external indebtedness with an average life of 2 years. This point shall not be applicable when indebtedness is taken from international entities and official credit agencies, among others. On February 25, 2021, through Communication “A” 7230, BCRA broadened the regulation scope to all those debt installments higher than USD 2 million becoming due between April 1 and December 31, 2021. The effects of these regulations for the Company are described in Note 13.3.3. and 13.3.11. Moreover, on March 3, 2022 and October 13, 2022, through Communications “A” 7466 and "A" 7621, BCRA broadened the regulation scope to all those debt installments higher than USD 2 million becoming due until December 31, 2022 and December 31, 2023, respectively. The effects of this regulation for the Company are described in Note 13.3.11.

As of the issuance date of these financial statements, after the new authorities took office on December 10, 2023, the restrictions for the payment of imports made after December 13, 2023 were reduced, while other BCRA restrictions to access to the Unique and Free Exchange Rate Market and to operate in the exchange rate market still apply.

Income Tax

On June 16, 2021, the Argentine Executive Power passed Law No. 27630, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes payment of the tax based on a structure of staggered rates regarding the level of accumulated taxable net income. The estimated amounts in this scale will be annually adjusted as from January 1, 2022, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year. For fiscal year 2022 the applicable scale was the following: 25% up to an accumulated taxable net income of 7.6 million Ps.; 30% for the excess of such amount up to 76 million Ps.; and 35% for the excess of such amount. For fiscal year 2023 the applicable scale is the following: 25% up to an accumulated taxable net income of 14.3 million Ps.; 30% for the excess of such amount up to 143 million Ps.; and 35% for the excess of such amount.

CENTRAL PUERTO S.A.

23. Environment-related topics

The Group’s activities are subject to certain environmental regulations: The Group Management considers its operations comply, in all relevant aspects, with the laws and regulations related to the protection of the environment. On the other hand, the Group records provisions for the dismantling of wind and solar renewable assets based on the commitments assumed with the owners of the premises in which they are located. The Group monitors potential relevant changes on environmental regulations related with its activities and no significant future changes were identified for a foreseeable future.

24. Subsequent events

No facts or operations, other than disclosed, occurred between the closing date of the fiscal year and the date of issuance of these financial statements that may significantly affect such financial statements.

