Form 20-F
period 2024-12-31
CENTRAL PUERTO S.A.
filed 2025-04-25
CIK 1717161

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Title of each class	Outstanding at December 31, 2024
Common shares, nominal value Ps.1.00 per share	1,514,022,256

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

Yes ☐             No ☐

iv

v

CERTAIN DEFINITIONS

In this annual report, except where otherwise indicated or where the context otherwise requires:

•	“Argentine Corporate Law” refers to Law No. 19,550, as amended;
•	“Argentine Government” refers the national government of the Republic of Argentina;
•	“Authorized Generators” refers to electricity generators that do not have contracts in the term market in any of its methods;
•	“BCRA” or “Central Bank” refers to the Argentine Central Bank;
•	“BYMA” refers to Bolsas y Mercados Argentinos S.A.;
•	“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima. See “Item 4.B, Business Overview— The Argentine Electric Power Sector—General Overview of Legal Framework—CAMMESA;”
•	“CNV” refers to the Comisión Nacional de Valores, the Argentine Securities Commission;
•	“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;
•	“CTM” refers to Centrales Térmicas Mendoza S.A.;
•	“CVO” refers to the thermal plant Central Vuelta de Obligado;
•	“CVO Agreement” refers to the Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011” executed on November 25, 2010 among the Secretariat of Energy (“SE”) and Central Puerto along with other electric power generators;
•	“CVOSA” refers to Central Vuelta de Obligado S.A.;
•	“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”) and Distribuidora de Gas del Centro (“DGCE”);
•	“Ecogas Inversiones” refers to Ecogas Inversiones S.A. (formerly known as Inversora del Gas del Centro S.A., or “IGCE”)
•	“Spot Sales” previously known as “Energía Base,” refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and supplemented by Res. 19/17, Res. 1/19, Res. 31/20, Res. 440/21, Res. 238/22, Res. 826/22, Res. 59/23, Res. 750/23, Res. 869/23, Res. 9/24, Res. 99/24, Res. 193/24, Res. 233/24, Res. 285/24, Res. 20/24, Res. 387/24, Res. 603/24, Res. 27/25, 113/25 and, more recently, Res. 1413/25 (as defined below) (see details in “Item 45.B, Business Overview—The Argentine Electric Power Sector. Operating Results— Spot Sales (also known as Energía Base) — Resolution 1/19, amended by Resolution 31/20 and subsequent regulations”);
•	“Energía Plus” refers to the regulatory framework established under Resolution SE No. 1281/06, as amended. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Energía Plus;”
•	“FODER” refers to Fondo para el Desarrollo de Energías Renovables (Fund for the Development of Renewable Energies). See “Item 4.B, Business Overview—The Argentine Electric Power Sector —Structure of the Industry—Renewable Energy Program;”
•	“FONINVEMEM” or “FONI” refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and similar programs, including the CVO Agreement. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—The FONINVEMEM and Similar Programs;”

vi

•	“FONINVEMEM Plants” refers to the plants José de San Martín, Manuel Belgrano and Vuelta de Obligado;
•	“Foreign Exchange Market” refers to the Argentine foreign exchange market;
•	“HPDA” refers Hidroeléctrica Piedra del Águila S.A., the corporation that previously owned the Piedra del Águila plant;
•	“IEASA” refers to Integración Energética Argentina S.A.;
•	“IGCU” refers to Inversora de Gas Cuyana S.A.;
•	“La Plata Plant Sale” refers to the sale of the La Plata plant to YPF EE, effective as of January 5, 2018. For further information on the La Plata Plant Sale, see “Item 4.A. History and development of the Company—La Plata Plant Sale;”
•	“La Plata Plant Sale Effective Date” is January 5, 2018. For further information on the La Plata Plant Sale Effective Date, see “Item 4.A. History and development of the Company—La Plata Plant Sale;”
•	Law 27,742 or “Ley de Bases” refers to Law No. 27,742 passed on June 27, 2024, also known as “Ley de Bases y Puntos de Partida para la Libertad de los Argentinos”, which, among other measures, declared a public emergency in administrative, economic, financial and energy matters, and delegated a series of powers to the National Executive Branch for the duration of the emergency.
•	“LPC” refers to La Plata Cogeneración S.A., the corporation that owned the La Plata plant prior to us;
•	“LVFVD” refers to liquidaciones de venta con fecha de vencimientos a definir, or receivables from CAMMESA without a fixed due date. See “Item 4.B, Business Overview—FONINVEMEM and Similar Programs;”
•	“MATER” refers to Term Market for Renewable Energy set forth under Resolution No. 281-E/17;
•	“PPA” refers to Power Purchase Agreements, power capacity and energy supply agreements for a defined period of time or energy quantity;
•	“Resolution 19/17” or “Res. 19/17” refers to the Resolution No. 19-E/17 issued on February 2, 2017, by the former Secretariat of Electric Energy of the former National Ministry of Energy and Mining by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from February 1, 2017, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM
•	“Resolution 1/19” or Res. 1/19 refers to the Resolution No. 1/19 issued on March 1, 2019, by the former Secretariat of Renewable Resources and Electric Market of the former National Ministry of Treasury (“SRRyME,” for its acronym in Spanish) by which the Secretariat abrogated Res. 19/17 and modified the remuneration scheme (for capacity and energy) applicable to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 31/20” or “Res. 31/20” refers to the Resolution No. 31/20 issued on February 27, 2020, by the Secretariat of Energy of the former National Ministry of Production Development by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from February 1, 2020, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 440/21” or “Res.440/21” refers to the Resolution No. 440/21 issued on May 21, 2021, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from February 1, 2021, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 238/22” or “Res.238/22” refers to the Resolution No. 238/22 issued on April 18, 2022, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from February 1, 2022, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;

vii

•	“Resolution 826/22” or “Res.826/22” refers to the Resolution No. 826/22 issued on December 12, 2022, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from September 1, 2022, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 59/23” or “Res.59/23” refers to the Resolution No. 59/23 issued on February 5, 2023, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) of Authorized Generators with combined cycle units acting in the WEM that have adhered to the agreement set forth in this resolution;
•	“Resolution 750/23” or “Res. 750/23” refers to the Resolution No. 750/23 issued on September 9, 2023, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from September 1, 2023, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 869/23” or “Res.869/23” refers to the Resolution No. 869/23 issued on October 27, 2023, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from November 1, 2023, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 9/24” or “Res.9/24” refers to the Resolution No. 9/24 issued on February 7, 2024, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from February 1, 2024, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 99/24” or “Res.99/24” refers to the Resolution No. 99/24 issued on June 14, 2024, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from June 1, 2024, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 193/24” or “Res.193/24” refers to the Resolution No. 193/24 issued on August 1, 2024, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from August 1, 2024, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 233/24” or “Res.233/24” refers to the Resolution No. 233/24 issued on August 29, 2024, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from September 1, 2024, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 285/24” or “Res.285/24” refers to the Resolution No. 285/24 issued on September 27, 2024, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from October 1, 2024, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 20/24” or “Res.20/24” refers to the Resolution No. 20/24 issued on October 31, 2024, by the Secretariat of Energy and Mining Coordination of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from November 1, 2024, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 294/24” or “Res.294/24” refers to the Resolution No. 294/24 issued on October 1, 2024, by the Secretariat of Energy of the National Ministry of Economy. This resolution established a "Contingency and Forecast Plan for Critical Months of the 2024/2026 Period," defining measures that cover power generation, transmission, and distribution;
•	“Resolution 387/24” or “Res.387/24” refers to the Resolution No. 387/24 issued on December 2, 2024, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from December 1, 2024, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 603/24” or “Res.603/24” refers to the Resolution No. 603/24 issued on December 27, 2024, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from January 1, 2025, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;

viii

•	“Resolution 27/25” or “Res.27/25” refers to the Resolution No. 27/25 issued on January 30, 2025, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from February 1, 2025, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 113/25” or “Res.113/25” refers to the Resolution No. 113/25 issued on February 28, 2025, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from March 1, 2025, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“Resolution 143/25” or “Res.143/25” refers to the Resolution No. 143/25 issued on April 1, 2025, by the Secretariat of Energy of the National Ministry of Economy by which the Secretariat modified the remuneration scheme (for capacity and energy) applicable from Apil 1, 2025, to Authorized Generators (electricity generators which do not have contracts in the term market in any of its modalities) acting in the WEM;
•	“SADI” refers to the Argentine Interconnection System;
•	“Sales under contracts” refers collectively to (i) term market sales of energy under contracts with private and public sector counterparties, (ii) sales of energy sold under the Energía Plus and (iii) sales of energy under the RenovAr Program;
•	“SE” refers to the Secretariat of Energy;
•	“SEE” refers to the former Secretariat of Electric Energy;
•	“Spot market” refers to energy sold by generators to the WEM and remunerated by CAMMESA pursuant to the framework in place prior to the Spot Sales. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Electricity Dispatch and Spot Market Pricing prior to Resolution of the Secretariat of Energy No. 95/13;”
•	“T6” refers to Terminal 6 Industrial S.A., a company engaged in soybean crushing and biodiesel and refined glycerin production;
•	“YPF” refers to YPF S.A., Argentina’s state-owned oil and gas company;
•	“YPF EE” refers to YPF Energía Eléctrica S.A., a subsidiary of YPF; and
•	“WEM” refers to the Argentine Mercado Eléctrico Mayorista, the wholesale electric power market. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—General Overview of Legal Framework—CAMMESA”.

ix

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

Central Puerto S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F, the terms “the Company”, “CEPU”, “CPSA”, “Central Puerto”, “Group”, “we”, “us” and “our” refer to Central Puerto S.A. and its consolidated subsidiaries as of December 31, 2024.

We maintain our financial books and records and publish our consolidated financial statements (as defined below) in Argentine pesos, which is our functional currency. This annual report contains our audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the years ended December 31, 2024, 2023, and 2022 (our “Audited Consolidated Financial Statements”), which were approved by Company's management on April 25, 2025.

We prepare our Audited Consolidated Financial Statements in Argentine pesos and in conformity with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

In accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the restatement of the financial statements is necessary when the functional currency of an entity is the currency of a hyperinflationary economy. To define a hyperinflationary state, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. Such conditions remained during 2022, 2023 and 2024. See “Risks Relating to Argentina. As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries”.

Therefore, our Audited Consolidated Financial Statements included herein, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of our functional currency (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV. Consequently, the consolidated financial statements are stated in the current measurement unit as of December 31, 2024. The information included in our Audited Consolidated Financial Statements is not comparable to the consolidated financial statements previously published by us. For further information, see “Item 5.A. Operating Results-Factors Affecting our Results of Operations-Inflation” and Note 2.1.2 to our Audited Consolidated Financial Statements.

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

Solely for the convenience of the reader, we have translated certain amounts included in this annual report from pesos into U.S. dollars, unless otherwise indicated, using the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina for wire transfers (divisas) as of December 31, 2024, of Ps. 1,032.50 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed to represent that the peso amounts have been, or could have been or could be, converted into U.S. dollars at such rates or at any other rate. See “Item 3.A. Selected Financial Data-Exchange Rates”.

x

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

xi

Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in general economic, financial, business, political, legal, social or other conditions in Argentina;
•	changes in conditions elsewhere in Latin America or in either developed or emerging markets;
•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;
•	the impact of political developments and uncertainties relating to political and economic conditions in Argentina, on the demand for securities of Argentine companies;
•	increased inflation;
•	fluctuations in exchange rates, including a significant devaluation of the Argentine peso;
•	changes in the law, norms and regulations applicable to the Argentine electric power and energy sector, including changes to the current regulatory frameworks, changes to programs established to incentivize investments in new generation capacity and reductions in government subsidies to consumers;
•	our ability to develop our expansion projects and to win awards for new potential projects;
•	increases in financing costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund new activities;
•	government intervention, including measures that result in changes to the Argentine labor market, exchange market or tax system;
•	adverse legal or regulatory disputes or proceedings;
•	changes in the price of energy, power and other related services;
•	changes in the price and supply of natural gas or liquid fuels;
•	changes in weather conditions (wind, solar radiation, the amount of rainfall and accumulated water, among others);
•	changes in environmental regulations, including exposure to risks associated with our business activities;
•	risks inherent to the demand for and sale of energy;
•	the operational risks related to the generation, as well as the transmission and distribution, of electric power;
•	ability to implement our business strategy, including the ability to complete our construction and expansion plans in a timely manner and according to our budget;
•	competition in the energy sector, including as a result of the construction of new generation capacity;
•	exposure to credit risk due to credit arrangements with CAMMESA;
•	our ability to retain key members of our senior management and key technical employees;
•	the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures;
•	general domestic and international political conditions or labor disruptions, including “trade wars” and the armed conflicts in Ukraine and the Middle East;

xii

•	our relationship with our employees; and
•	other factors discussed under “Item 3.D.—Risk Factors” in this annual report.

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

xiii

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

Risks Relating to Argentina

Substantially all of our revenues are generated in Argentina and thus are highly dependent on economic and political conditions in Argentina. Political uncertainty regarding measures to be adopted by the Argentine Government could affect macroeconomic, political, regulatory, and social conditions in Argentina

Central Puerto is an Argentine corporation (sociedad anónima). All of our assets and operations are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, social and political conditions prevailing in Argentina, including but not limited to, the following: (i) international demand and prices for Argentina’s commodity exports; (ii) competitiveness and efficiency of domestic industries and services; (iii) stability and competitiveness of the Argentine peso against foreign currencies; (iv) foreign and domestic investment and financing; (v) level of foreign exchange reserves in the BCRA which may cause abrupt changes in currency values and exchange and capital control regulations (including, to import equipment, payment of cross border indebtedness and other necessities relevant for operations); (vi) high interest and inflation rates to corresponding wage and price controls; (vii) adverse external economic shocks; (viii) changes in economic or fiscal policies implemented by the Argentine Government; (ix) labor disputes and work stoppages; (x) the level of expenditure by the Argentine Government and ability to sustain fiscal balance and (xi) the level of unemployment, political instability and social tensions, such as land-takings and claims in areas where we operate.

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

The Argentine economy has contracted over the past three years and remains unstable despite the Argentine Government's efforts to curb inflation and exchange rate volatility. The Argentine economy is still subject to the following challenges:

•	Persistently high inflation: Inflation remains high and may continue at similar or higher levels. According to reports published by INDEC, cumulative inflation measured by the consumer price index (in pesos) was 94.8% in 2022, 211.4% in 2023 and 117.8% in 2024. In March 2025, the inflation rate was 3.7%. Additionally, past and future monetary issuance by the Central Bank of Argentina to finance the National Treasury may further contribute to inflationary pressures and an upward trend.
•	High public debt levels: Argentina’s public debt as a percentage of GDP remains significant despite restructuring processes undertaken since 2020.
•	Persistent fiscal deficit: Discretionary increases in public spending have led to persistent fiscal deficits. While the current administration has achieved a fiscal surplus, there is no guarantee that such fiscal surplus will be sustained. Future discretionary increases in public spending or adverse economic conditions could give rise to recurring fiscal deficits.
•	Low investment levels: Investment as a percentage of GDP remains low.
•	Potential for labor unrest: A significant number of demonstrations and strikes could occur, as has happened in the past, adversely affecting various sectors of the Argentine economy.
•	Energy supply constraints: The energy supply may be insufficient to meet industrial demand and domestic consumption, potentially limiting industrial growth.
•	High unemployment and informal employment: According to INDEC, the unemployment rate in the last quarter of 2024 was 6.4%, while informal employment remains high.
•	Uncertain debt rollover capacity: Argentina’s ability to refinance its peso-denominated debt remains uncertain.
•	Capital controls and political instability: Economic conditions have fueled an increased demand for foreign currency, leading to the implementation of capital controls aimed at curbing capital flight. Although these controls are expected to be progressively relaxed and lifted, their continued application—when combined with other internal and external factors—has contributed to increased political and social instability.

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

The Argentine economy is also particularly sensitive to local political developments. Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of Congress. On December 10, 2023, Javier Milei took office as President of Argentina and pledged to implement significant economic reforms. The Argentine Government faces unique macroeconomic challenges, such as reducing and maintaining a low inflation rate, achieving and maintaining commercial and fiscal surpluses, accumulating reserves, supporting the peso, refinancing debt owed to private creditors, and improving the competitiveness of local industries.

Following President Milei’s inauguration, the National Executive Branch enacted Decree No. 70/2023, which outlines a series of measures aimed at reducing the size of the public administration and public expenses, as well as de-regulating the economy. Moreover, on June 28, 2024, the Argentine Congress passed the Ley de Bases. The Ley de Bases formally declares a state of public emergency in administrative, economic, financial and energy matters for a period of one year. During this time, it also confers upon the National Executive Branch a series of legislative powers. The Ley de Bases also established a series of legal, institutional, and tax reforms affecting various sectors of the economy, as well as the creation of the Investment Incentive Regime for Large-Scale Investments (“RIGI”, as per its acronym in Spanish). The RIGI, regulated by Decree No. 592/2024 aims to provide tax, customs and exchange incentives during a period of two years, subject to extensions, to large investment projects across various sectors, including forestry, tourism, infrastructure, mining, technology, steel, gasoil, and energy. Projects subject to the RIGI will be declared of national interest.

Furthermore, on June 28, 2024, the house of representatives of the Argentine Congress provided definitive approval to a fiscal reform (the “Argentine Fiscal Reform”), successfully reinstating the chapter on income tax and personal assets, previously rejected by the Argentine Senate. The Argentine Fiscal Reform was enacted and published in the Argentine Official Gazette (Boletín Oficial de la República Argentina) on July 8, 2024, effective from that date onwards.

On August 22, 2024, the Argentine Congress passed a bill aimed at increasing public pensions. Subsequently, on September 12, 2024, the Argentine Congress passed another bill aimed at increasing funding for national public universities. However, President Milei vetoed both laws, issuing Decree No. 782/2024 on September 2, 2024, for the public pensions bill, and Decree No. 879/2024 on October 2, 2024, for the university funding bill, citing the failure of both bills to identify the fiscal resources needed to cover the additional expenditures. Since the current administration took office, its limited representation in the Argentine Congress has constrained its ability to promote or block legislation, requiring negotiations with the opposition on various aspects of each bill to secure support to its initiatives. Accordingly, certain circumstances have led the opposition to unite and propose bills that the administration had previously publicly opposed. This political dynamic and the current administration’s lack of majorities in the Argentine Congress could lead to a situation where vetoes by the Executive are frequently used for various bills passed by the Argentine Congress, thereby creating political uncertainty and legal claims, thus affecting predictability and investments in Argentina in general. We cannot predict how this situation will evolve and whether it may negatively impact our operations and/or financial conditions.

Additionally, the Argentine economy is vulnerable to adverse events affecting its main trading partners. A continued deterioration of economic conditions in Brazil, Argentina’s main trading partner, and a deterioration of the economies of other important trading partners of Argentina, such as China or the United States, could have a significant adverse impact on Argentina’s trade balance and adversely affect Argentina’s economic growth, and therefore, could negatively impact our financial health and operating results. Furthermore, a significant depreciation of the currencies of our trading partners or competitors may negatively affect Argentina’s competitiveness and, consequently, negatively impact Argentina’s economic and financial condition and the results of our operations.

Legislative elections will be held in 2025 to renew half of the seats in the house of representatives and one-third of the seats in the Senate. The composition of Congress will determine the National Executive Branch’s ability to implement its agenda. A divided Congress could hinder the enactment of laws and reforms, thereby affecting governability.

It is not possible to predict the social, political, and economic impact of the measures announced and implemented by the Argentine Government to date, as well as any future measures, the outcome of the ambitious deregulation plan set forth in Decree No. 70/2023, the Ley de Bases, the Argentine Fiscal Reform or the results of the 2025 legislative elections. Such measures and the outcome of the above-mentioned events may negatively impact our business, financial condition, results of operations and cash flows.

The Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries

Pursuant to the IAS 29, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not prescribe when hyperinflation arises and the International Accounting Standards Board (“IASB”) does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100.00%. In June 2018, the International Practices Task Force of the Centre for Quality (“IPTF”), which monitors countries experiencing high inflation, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100.00%. In addition, certain qualitative macroeconomic factors provided under the IAS 29 were also identified. Therefore, Argentine companies using IFRS Accounting Standards, such as us, are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018. As a result, our Audited Consolidated Financial Statements included in this annual report, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of our functional currency (Argentine peso) pursuant to IAS 29 and General Resolution No. 777/2018 of the CNV.

Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations

The depreciation of the peso has had and may continue to have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to inflation, significantly reduce real wages and jeopardize the stability of businesses, such as ours, whose success depends on domestic market demand and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. In 2024, the peso depreciated approximately 27.71%, and 4.01% from December 31, 2024, through March 31, 2025. On April 14, 2025, the exchange rate was Ps.1,182.42 to US$1.00, as quoted on the A3500 BCRA exchange rate.

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

If the peso depreciates further, all the negative effects on the Argentine economy related to such depreciation could recur, with adverse consequences to our business, financial condition and results of operations. In addition, a further depreciation of the Argentine Peso against the U.S. dollar may also have an adverse impact on our capital expenditure program and increase the Argentine Peso amount of our trade liabilities and financial debt denominated in U.S. dollars. As of December 31, 2024, 55.44% of our financial liabilities were denominated in U.S. dollars.

We remain highly exposed to risks associated with the fluctuation of the Argentine Peso, therefore, a devaluation of the Argentine Peso could have a material adverse effect on our financial condition and results of operations.

Exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business

The Argentine Government and the BCRA have implemented certain measures that control and restrict the ability of companies and individuals to access to the foreign exchange market to purchase foreign currency and to transfer it abroad. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to non-residents stakeholders; (ii) restrictions on the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and settle in pesos, in the local exchange market, all or a portion of the proceeds of their exports of goods and services; (iv) limitations on the transfer of securities into and from Argentina; and (v) the implementation of taxes on certain transactions involving the acquisition of foreign currency. While exchange controls and certain restrictions are being progressively eased, significant limitations and regulatory measures remain in effect.

On April 11, 2025, the Argentine government announced a set of measures aimed at easing the regulatory framework governing access to the foreign exchange market. These measures include: (i) the establishment of a floating exchange rate band within which the U.S. dollar may fluctuate in the foreign exchange market. The initial band was set between Ps. 1,000 and Ps. 1,400, with its boundaries to be adjusted at a monthly rate of 1%; (ii) the elimination of the Export Increase Program (Programa de Incremento Exportador), which had allowed for the settlement of export proceeds using a split mechanism of 80% through the foreign exchange market and 20% through the financial market (commonly referred to as the "Dólar Blend"); (iii) the removal of foreign exchange restrictions applicable to individuals, including the US$ 200 monthly purchase limit in the foreign exchange market and restrictions affecting those who had received government assistance during the pandemic, subsidies, or public employment, among others, as well as cross-restrictions contained in Central Bank Communication “A” 7340; ARCA will also eliminate the tax surcharge currently applicable to the purchase of foreign currency in the foreign exchange market (while maintaining it for tourism and credit card payments); (iv) the authorization of dividend distributions by Argentine companies to foreign shareholders with respect to fiscal years beginning in 2025; (v) a relaxation of payment terms for foreign trade transactions, including: (a) imports of goods may now be paid through the foreign exchange market upon customs clearance (previously 30 days thereafter); (b) imports of goods by micro, small, and medium-sized enterprises (MiPyMEs) may be paid upon shipment from the port of origin (previously 30 days after customs clearance); (c) imports of services may be paid as from the date of service provision (previously 30 days thereafter); (d) imports of capital goods may now be paid with a 30% advance, 50% upon shipment, and 20% upon customs clearance (previously limited to a 20% advance and only applicable to MiPyMEs); and (e) imports of services between related parties may be paid once 90 days have elapsed from the date of service provision (previously 180 days); and (vi) a one-time elimination of the 90-day lookback period under Communication “A” 7340 applicable to legal entities, allowing such entities to resume access to the foreign exchange market under regular conditions.

The exchange controls previously in place gave rise to an unofficial U.S. dollar trading market. During 2024 and the first months of 2025, the Argentine peso/U.S. dollar exchange rate in such market substantially differed from the official Argentine peso/U.S. dollar exchange rate, although the gap between the Argentine peso/U.S. dollar exchange rate in this market and the official rate narrowed. In light of the recent regulatory measures aimed at liberalizing the foreign exchange regime—including the adoption of a floating exchange rate band and the removal of certain access restrictions—this gap is expected to diminish significantly or be eliminated altogether. The Argentine Government could nonetheless maintain a single official exchange rate or create multiple exchange rates for different types of transactions in the future, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding foreign currency denominated liabilities. Furthermore, any political, social, or economic crisis could further impact exchange rate dynamics and exacerbate the referred discrepancies.

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

In the event of a period of crisis and political, economic, and social instability in Argentina, resulting in a significant economic contraction, there is a possibility that the current administration may radically change its economic, foreign exchange and financial policies. These changes may be implemented with the goal of preserving the balance of payments, BCRA foreign exchange reserves, preventing capital flight, or a significant depreciation of the Argentine peso. The implementation of such restrictive measures, in addition to external factors that are beyond our control, may have a significant impact on our capacity to make payments in foreign currency.

Consequently, exchange controls and restrictions could materially and adversely affect the Argentine economy and/or our business, financial condition, and results of operations. See “Exchange Controls”.

Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth, and may negatively impact our financial condition or cash flows.

In recent years, Argentina has experienced financial distress, leading to an increase in public debt.

Since 2020, the Argentine Government has engaged in negotiations with Argentina’s creditors to restore the sustainability of its public external debt. During this time, the Argentine Government held negotiations with the International Monetary Fund (“IMF”) over several disbursements.

On January 28, 2022, the Argentine Government and the IMF announced they had reached an understanding on key policies as part of their ongoing discussions involving an IMF-supported program. On March 17, 2022, the Argentine Government approved an agreement with the IMF for a period of 30 months (the “IMF Agreement”) to refinance US$44.0 billion of debt incurred between 2018 and 2019 under a stand-by agreement originally scheduled for payment between 2021 and 2023. The IMF Agreement comprises ten quarterly reviews over a two-and-a-half-year period, with the objective of ensuring that the Argentine Government complies with the targets set for each review period. Following each review, disbursements are made available. The repayment period for each disbursement is ten years, with a grace period of four and a half years, commencing in 2026 and concluding in 2034.

On March 22, 2022, the Argentine Government reached an agreement with the Paris Club for a new extension of the understanding reached in June 2021 (the “Paris Club Agreement”). On October 28, 2022, the former Minister of Economy, Sergio Massa, announced a new agreement with the Paris Club. The agreement is an addendum to the one signed in 2014 by the then Minister of Economy, Axel Kicillof, and recognizes a principal amount of US$1,971 million, extending a repayment period of thirteen semi-annual installments, starting in December 2022 to be finally cancelled in September 2028. The interest rate was improved from 9.00% to 3.90% in the first three installments, with a gradual increase to 4.50%. The payment profile implies an average semi-annual payment of US$170.0 million (principal and interest included). Over the next two years Argentina will repay 40.00% of the principal due. On June 26, 2023, the former Minister of Economy, Sergio Massa signed bilateral agreements with three members of the Paris Club to refinance the existing debt with the institution. Thus, after signing the new agreement reached in 2022, the former Minister of Economy was able to seal bilateral agreements with 15 of the 16 creditors of the institution.

On June 13, 2024, the IMF completed its eighth review, after which it disbursed approximately US$800 million to the Argentine Government to support economic recovery and rebuild fiscal and external reserves. As of the date of this annual report, the IMF has disbursed a total of over US$41.4 billion to the Argentine Government in accordance with the terms of the IMF Agreement.

On March 11, 2025, Decree No. 179/2025 was published, through which the Executive Branch approved a new Extended Fund Facility (“EFF”) to be entered into with the IMF for a 10-year term. The funds under this program are expected to be primarily used to refinance liabilities, including non-transferable Treasury notes and outstanding amortization amounts under the existing EFF. On March 19, 2025, the house of representatives of the Argentine Congress approved Decree No. 179/25, thereby affirming its validity and eliminating the risk of revocation. Under the applicable legal framework, an emergency decree remains in force unless expressly rejected by both chambers of Congress. On April 8, 2025, the IMF announced that it had reached a staff-level agreement with the Argentine authorities for a new 48-month EFF arrangement totaling approximately US$20 billion. According to the official statement published by the IMF, the agreement remains subject to approval by its Executive Board, which is scheduled to consider the program on Friday, April 11, 2025.

On April 8, 2025, the IMF announced that it had reached a staff-level agreement with Argentine authorities for a new program under the EFF, with a total value of approximately US$ 20 billion. On April 11, 2025, the IMF Executive Board formally approved the agreement, authorizing an immediate disbursement of US$ 12 billion, with an additional US$ 2 billion disbursement scheduled for June 2025. The agreement has a ten-year term, including a grace period of four and a half years, and carries an annual interest rate of 5.63%.

Also on April 11, 2025, both the World Bank and the Inter-American Development Bank (IDB) approved multi-year financial assistance programs for Argentina, amounting to US$ 12 billion (of which US$ 1.5 billion are to be disbursed immediately) and US$ 10 billion, respectively.

We cannot assure that the Argentine Government will meet the targets of the upcoming reviews of the IMF. In the event that the Argentine Government does not comply with the economic and fiscal commitments and targets agreed with the IMF, or that the agreement is not approved by the IMF Executive Board, Argentina could default on its debt with the IMF and, consequently, its financial and economic situation could be adversely affected.

We cannot assure that the Extended Fund Facility Agreement with the IMF (the “EEF Agreement”) and the Paris Club Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth. Consequently, there can be no assurance that the implementation of the revenue and expenditure policies of the EFF Agreement regarding the reduction of untargeted energy subsidies would not have material adverse effect on our financial condition and results of operations. Also, we cannot predict the impact of the outcome of such reforms on Argentina’s (and indirectly our) ability to access the international capital markets. Moreover, the long-term impact of these measures and any future measures taken by the current administration on the Argentine economy remains uncertain.

In addition, Argentina’s future tax revenue and fiscal results may be insufficient to meet its debt service obligations and the Argentine Republic may have to rely in part on additional financing from domestic and international capital markets, the IMF and other potential creditors, in order to meet future debt service obligations. In the future, the Argentine Republic may not be able or willing to access international or domestic capital markets, which could have a material adverse effect on the Argentine Republic’s ability to make payments on its outstanding public debt, and in turn, could materially adversely affect our financial condition and results of operations.

In spite of the restructuring of the Argentine public debt carried out between 2020 and 2023, the international markets continue skeptical as to whether Argentina’s debt is sustainable and, therefore, country risk indicators remain high. There can be no assurance that Argentina’s credit ratings would remain in place or otherwise be downgraded, suspended or cancelled. Any downgrade, suspension or cancellation of Argentina’s sovereign debt rating may have an adverse effect on the Argentine economy and our business.

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

The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects

Financial and securities markets in Argentina and the Argentine economy are influenced by the effects of global or regional financial crisis and market conditions in other markets worldwide. Weak, flat or negative economic growth of any of Argentina’s major trading partners, such as Brazil (Argentina’s main trading partner), China or the United States, could have a material adverse effect on Argentina’s trade balance and adversely affect Argentina’s economic growth. If interest rates increase significantly in developed economies, Argentina, along with developing economy trading partners such as Brazil, may find it more difficult and expensive to borrow capital and refinance existing debt, affecting economic growth.

On January 20, 2025, Donald Trump was inaugurated for his second term as President of the United States. During the initial months of his mandate, President Trump has brought forth significant changes to trade policies, notably enacting substantial tariffs that affect nearly all U.S. trading partners. A universal tariff of 10% was imposed on U.S. imports, including Argentine goods, with exceptions for Mexico and Canada. Additional tariffs range from 11% to 50% for other countries, with particular rates such as 20% for the European Union and 46% for Vietnam.

China faces unique tariffs set at 145% due to heightened diplomatic tensions. China has also filed a formal complaint with the World Trade Organization (“WTO”) on April 9, 2025, alleging that the U.S. tariffs violate WTO rules and undermine the multilateral trading system.

Although tariffs on Argentine goods remain lower, “custom-made agreements” are under discussion, which might offer relief if Argentina reduces its barriers on U.S. products. As of April 9, 2025, a 90-day pause on reciprocal tariffs was announced by Trump, lowering them to 10%, except for China, for which higher rates were maintained. The European Union responded by suspending its planned retaliatory tariffs for the same 90-day period, signaling a willingness to engage in negotiations during the pause. The Trump administration also announced that certain electronic imports from China are exempt from the above-mentioned tariffs scheme.

These measures contribute to market instability, which can disrupt trade flows to Argentina, impacting import costs and overall economic conditions. Retaliatory measures, such as restrictions on market access and tariffs on U.S. agricultural products by China, pose additional threats to global trade stability. They could alter trade dynamics and increase costs for Argentina and affect various sectors, including ours.

In parallel, Argentina’s largest export market, Brazil, faces heightened pressures due to ongoing political crises. Following the economic challenges of 2015 and 2016, Brazil’s economy is gradually recovering, though political uncertainties persist under the leadership of Lula da Silva. Real growth per capita improved by 10% in 2021 but remains 15% below 2019 levels. The unemployment rate improved to 6.2% by the end of 2024, compared to 7.4% at the end of 2023. Despite these improvements, another devaluation of the Brazilian real, similar to the nearly 20% drop in 2024, could negatively impact Argentine exports, reducing competitiveness and increasing imports as Brazilian goods become more price-competitive internationally. This could adversely impact Argentina's economic performance and financial position.

 Global economic instability such as uncertainty about global trade policies, the deterioration of economic conditions in Brazil and of the economies of other major trading partners of Argentina, such as China or the United States, the withdrawal of the United Kingdom from the European Union, geopolitical tensions between the United States and a number of foreign countries, the ongoing conflict between Russia and Ukraine, decisions by the Organization of Petroleum Exporting Countries (OPEC), the ongoing tensions in the Middle East between Israel and Hamas, as well as the threats to trade through the Red Sea and the Suez Canal and other non-OPEC oil-producing nations with respect to oil production that affect oil prices, idiosyncratic, political and social discords, terrorist attacks, sovereign debt downgrades, a pandemic disease, could impact the Argentine economy and jeopardize Argentina’s ability to stabilize its economy, among others.

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

We may be exposed to adverse effects arising from geopolitical conflicts occurring worldwide

Global geopolitical tensions contribute to uncertainties that affect the Argentine economy. Russia's military actions in Ukraine, which started in 2022, have resulted in regional instability and heightened economic sanctions from the United States and the European Union, which impact global economic conditions and commodity prices. Despite energy markets showing signs of normalization in 2024, the conflict’s continuation could foreseeably disrupt supply chains. After three years since the beginning of the armed conflict, military actions keep growing and fears of an escalation to the use of nuclear weapons are rising as a result of the decision from the Russian government to halt its participation under the Strategic Arms Reduction Treaty III.

Further complicating geopolitical stability, the October 2023 assault by Hamas on Israel has escalated tensions in the Middle East. Prime Minister Netanyahu's declaration of war and subsequent military actions have intensified regional instability. Although a ceasefire was established in January 2025, ongoing tensions, including potential involvement from other nations (given that Israel has received attacks from Iran and from Hezbollah cells spread across the region), continue to threaten global trade dynamics.

Argentina’s reliance on the export of commodities, including soy, renders its economy vulnerable to fluctuations in commodity prices and adverse weather conditions affecting production, which could result in decreased government revenues, foreign exchange availability, and challenges in sovereign debt management. These circumstances may induce inflationary or recessionary pressures, adversely impacting Argentina's economic growth and our financial condition and results of operations.

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

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations

A lack of a solid institutional framework and corruption have been identified as, and continue to be, a significant problem for Argentina. Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the 2015-2019 administration had adopted several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures included the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, and establishing a corporate criminal liability regime for corruption offenses aimed at promoting anticorruption compliance. According to the Corruption Perceptions Index published by Transparency International on February 11, 2025, Argentina dropped one position in relation to 2023 and finished 99th out of 180 countries with the most corruption. The current administration’s ability to implement the above-mentioned measures or promote further transparency and integrity measures is uncertain in a highly polarized political context. Argentina’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities with underlying Argentine risk. The recent economic instability in Argentina has contributed to a decline in market confidence in the Argentine economy as well as to a deteriorating political environment.

Moreover, following several attempts, on April 8, 2025, the opposition in the House of Representatives approved the establishment of a special committee to investigate alleged fraud in connection with the cryptocurrency $LIBRA. The controversy originated on February 14, 2025, when President Milei publicly endorsed the cryptocurrency shortly after its launch. This endorsement triggered a sharp increase in the value of $LIBRA, attracting approximately 40,000 investors. Subsequently, the cryptocurrency’s value collapsed, resulting in significant financial losses for those investors. The incident has prompted legal investigations across multiple jurisdictions and has intensified political pressure on President Milei and his administration. The committee, whose inaugural session is scheduled for April 23, 2025, will operate solely within the House of Representatives and, as such, does not require Senate approval.

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

In recent years, the Argentine Government has continued to declare emergencies related to the power sector, by means of Decree No. 134/2015, the Solidarity Law No. 27,541, Decree No. 55/2023, Decree No. 70/2023 and Law No. 27,742. For further details, please refer to “Item 4.B. Business Overview—The Argentine Electric Power Sector—Emergency of the Electric Power Sector”.

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

On May 24, 2024, we reported that within the framework of Resolutions No. 58/2024, 66/2024, and 77/2024 of the National Energy Secretariat, issued in connection with the debts of CAMMESA for economic transactions corresponding to the months of December 2023 and January and February 2024, we entered into an agreement with CAMMESA, by virtue of which outstanding debts were paid by CAMMESA as follows:

1.	The debts corresponding to the economic transactions for the months of December 2023 and January 2024 were paid through the delivery of public securities "BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS STEP UP 2038" (BONO USD 2038 L.A.) within ten (10) business days from the signing of the agreement; and
2.	The debts corresponding to the economic transaction for the month of February 2024 were paid with the funds available in the bank accounts enabled in CAMMESA within 48 hours from the signing of the agreement.

Given that Central Costanera S.A. (one of our subsidiaries) also accepted the offer from the Energy Secretariat, and since the bonds to be received have a parity lower than their nominal value, the subscription of the agreement with CAMMESA represented a consolidated loss for Central Puerto S.A of approximately Ps. 24,783 million.

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

Moreover, the Argentine Government has taken a number of measures aimed at alleviating the short-term impact of supply restrictions on residential and industrial users such as importing liquefied natural gas transported to Argentina in vessels and, in the past, importing natural gas from Bolivia. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production and energy generation over the medium-and long-term fails to materialize on a timely basis, economic activity in Argentina could be curtailed which may have a significant adverse effect on our business.

Continued disruptions in the supply of energy could cause a significant adverse impact on the electric power generation industry, and therefore, our business, financial condition and results of operations.

We operate in a heavily regulated sector that imposes significant costs on our business, and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations

We are subject to a wide range of federal, provincial and municipal regulations and supervision, including laws and regulations pertaining to tariffs, labor, social security, public health, consumer protection, the environment and competition. Furthermore, Argentina has 23 provinces and one autonomous city (the City of Buenos Aires), each of which, under the Argentine National Constitution, has power to enact legislation concerning taxes, environmental matters and the use of public space. Within each province, municipal governments can also have powers to regulate such matters. Although the generation of electric power is considered an activity of general interest (actividad de interés general) subject to federal legislation, since our facilities are located throughout various provinces, we are also subject to provincial and municipal legislation. Future developments in the provinces and municipalities concerning taxes (including sales, safety and hygiene and general services taxes), environmental matters, the use of public space or other matters could have a material adverse effect on our business, results of operations and financial condition. Compliance with existing or future legislation and regulations could require us to make material expenditures and divert funds away from planned investments in a manner that could have a material adverse effect on our business, results of operations and financial condition.

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

Except for sales under contracts, revenues from energy production are calculated and paid by CAMMESA pursuant to a fixed and variable price system arising —currently— from the Resolution 1/19 (as amended by Resolution 31/20, further regulations and, more recently, Resolution 143/25, applicable since April 2025).

Since March 2020, numerous resolutions have been issued updating prices discretionally (in 2025 alone, prices have been updated by Resolution 604/24, 27/25, 113/25 and 143/25). We cannot assure you that further reductions of these remunerations will not occur in the future. See “Item 4.B. Business Overview-The Argentine Electric Power Sector-Remuneration Scheme”.

Further, as of February 2023, Resolution 59/23 is also applicable as a complementary regulation for combined cycle facilities. See “Item 5.A. Operating Results-Factors Affecting Our Results of Operations-Our Revenues-The Spot Sales”, “Item 3.D. Risk Factors-Risks Relating to the Electric Power Sector in Argentina-We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector” and “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”).

Moreover, Resolution No. 294/2024 of the Secretariat of Energy, published in the Official Gazette on October 2, 2024, established the 'Contingency and Preparation Plan for the Critical Months of the 2024/2026 Period' (the “Contingency Plan”). The Contingency Plan aims to prevent, reduce, and mitigate potential challenges in energy supply during critical days within the 2024/2026 period, outlining specific actions to be carried out by the Ministry of Energy (SE) in the generation, transmission, and distribution sectors of electricity. For power generation, the resolution proposes an additional, complementary, and exceptional remuneration, with prices for both energy and power set in US dollars (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”).

More recently, Resolution No. 21/2025 authorized projects for the generation, self-generation, or cogeneration of electricity from conventional thermal, hydroelectric, or nuclear sources to enter into supply contracts with demand agents, distributors, or large users of the WEM, in accordance with the Procedures for the Scheduling of Operations, Load Dispatch, and Price Calculation. On the other hand, said resolution, by replacing article 8 of Resolution 95/13, authorized thermal generators operating in the spot market to acquire their own fuel, with CAMMESA remaining as supplier of last resort. Furthermore, it established that the costs associated with managing proprietary fuels will be valued based on the reference prices declared in the 'Declaration of Variable Production Costs', including freight, transportation, natural gas distribution, taxes, and related fees.

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

Resolution No. 574/2023, published on July 11, 2023, extended for 60 days (extendable for another 60 days) the termination date of the HPDA Concession Agreement -among other national hydroelectric power plants whose concession term expired during 2023. Another renewal of such period was established by Resolution 02/24, issued by the Secretariat of Energy, which was set to expire on April 27, 2024. In addition, on March 15, 2024, Resolution 33/24, issued by the Secretariat of Energy, extended once again the transition period for 60 days setting the expiration date on June 28, 2024. This plant has a total installed capacity of 1,440 MW, and it represented approximately 20.12% of our total electric energy generation, and 8.50% of our total revenues in 2024. On August 14, 2024, by virtue of Decree No. 718/2024 issued by the current administration, the concession was extended up to December 28, 2025. This decree also called for a tender process, to be conducted during 2025, for purposes of offering certain hydro assets (including HPDA) to private investors for a new concession term. On April 9, 2025, Decree No. 263/2025 was issued, setting a period of 15 days to launch the National and International Public Tender provided for under Decree No. 718/2024 (as amended by Decree No. 895/2024). We will carefully evaluate the terms and conditions of this process to decide whether we participate. Any governmental decision regarding the future of hydroelectric concessions may adversely affect our results of operations.

Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted

As of December 31, 2020, we had a 30.875% interest in TJSM which was reduced to 9.627% during 2021 and a 30.946% interest in TMB which was also reduced during 2021 to 10.831%. Both companies are engaged in managing the purchase of equipment, building, operating, and maintaining power plants constructed under the FONINVEMEM program. As of the date of this annual report, we also own 55.89% of CVOSA, the company that operates the thermal power plant in Timbúes.

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

Due to the acquisition of Central Costanera S.A., we hold equity interests of 11.31% in TJSM, 12.72% in TMB and 55.89% in CVOSA. See “Item 3D. Risk Factors—Risks Relating to our Business—Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted”.

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

For more information please see "Item 4.B Business Overview – Maintenance".

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

Our equipment, facilities and operations are subject to environmental, health and safety regulations

Our generation business is subject to federal and provincial laws, as well as to the supervision of governmental agencies and regulatory authorities in charge of enforcing environmental laws and policies. We operate in compliance with applicable laws and in accordance with directives issued by the relevant authorities and CAMMESA; however, it is possible that we could be subject to controls, which could result in penalties to be imposed on us. In addition, future environmental regulations could require us to make investments to comply with the requirements set by the authorities, instead of making other scheduled investments and, as a result, could have a material adverse effect on our financial condition and our results of operations.

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

Even if we were able to source the requisite natural gas or liquid fuel and CAMMESA accepted to reimburse us for such amounts, it may be uncertain when such reimbursements would occur. In addition, natural gas delivery depends on the infrastructure (including barge facilities, roadways and natural gas pipelines) available to serve each generation facility. As a result, our thermal plants are subject to the risks of disruptions or curtailments in the fuel delivery chain and infrastructure. Any such disruption or curtailment may result in the unavailability, or higher prices, of natural gas or liquid fuel. Moreover, if in the future we are required to purchase our own natural gas or liquid fuel from third parties at prices that are not fully reimbursable by CAMMESA, such situation may have a material adverse effect on our financial condition and results of operations. Resolution No. 70/2018 enabled generators to purchase fuel in the open market. With the enactment of Resolution No. 12/2019, the effectiveness of Section 8 of Resolution No. 95/2013 and Section 4 of Resolution No. 529/2014 was reinstated, centralizing fuel purchases through CAMMESA. However, Resolution No. 21/2025 removed the prohibition that prevented generators, self-generators, or cogenerators of electricity from conventional thermal, hydroelectric, or nuclear sources from acquiring their own fuel, exempting them from the suspension established in Section 9 of Resolution No. 95/2013.

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

Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, shares underlying the ADSs

In 2001 and 2002 Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad, including payments of dividends. In addition, new regulations were issued in the last quarter of 2011, which significantly curtailed access to the Foreign Exchange Market by individuals and private sector entities. In December 2015 the 2015-2019 administration lifted many of the foreign exchange restrictions imposed in 2011, including the lifting of certain restrictions for the repatriation of portfolio investment by non-resident investors.

After almost four years of unrestricted capital flows, the Argentine Government reimposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Beginning in September 2019, the Argentine Government implemented monetary and foreign exchange control measures that included restrictions on the transfer of funds abroad, including dividends, without prior approval by the Central Bank or fulfillment of certain requirements. Even though the current administration has already begun to gradually ease foreign exchange controls, certain restrictions imposed since 2019 remain in place, including restrictions on outward remittances of foreign currency to make dividend payments. However, on April 11, 2025, the Central Bank issued Communication “A” 8226, providing that entities may access the foreign exchange market to remit dividends to non-resident shareholders, provided such dividends arise from distributable profits recorded in regular, audited annual financial statements for fiscal years beginning on or after January 1, 2025. See “-Exchange Controls”.

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

Under Argentine Corporate Law, shareholder rights may be fewer or less well defined than in other jurisdictions

Our corporate affairs are governed by our bylaws and by the Argentine Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States (such as Delaware or New York), or in other jurisdictions outside Argentina. Thus, the rights of holders of our ADSs or holders of our common shares under the Argentine Corporate Law to protect their interests relative to actions by our board of directors (our “Board of Directors”) may be fewer and less well defined than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets may not be as highly regulated or supervised as the U.S. securities markets or markets in some of the other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, or other jurisdictions outside Argentina, putting holders of our common shares and the ADSs at a potential disadvantage.

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

Voting rights, and other rights, with respect to the ADSs are limited by the terms of the deposit agreement

Holders may exercise voting rights with respect to the common shares underlying ADSs only in accordance with the provisions of the deposit agreement. There are no provisions under Argentine law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the ADS Depositary with respect to the underlying common shares, except if the ADS Depositary is a foreign entity and it is not registered with the Argentine corporate register (the Inspección General de Justicia, or “IGJ”). The ADS Depositary is registered with the IGJ. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Argentine Capital Markets Law requires us to notify our shareholders by publications in certain official and private newspapers of at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the deposit agreement, we will provide the notice to the ADS Depositary, which will in turn, if we so request, as soon as practicable thereafter provide to each ADS holder:

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

If there are substantial sales of our common shares or the ADSs, the price of the common shares or of the ADSs could decline

Sales of substantial number of our common shares or the ADSs could cause a decline in the market price of our common shares. In addition, if our significant shareholders, directors and members of senior management listed in “Item 6. Directors, Senior Management and Employees—Senior Officers,” who, as of April 30, 2025, own in aggregate 0.10% of our outstanding common shares, sell our common shares or the ADSs or the market perceives that they intend to sell them, the market price of our common shares or the ADSs could drop significantly.

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

Holders of our common shares may determine not to pay any dividends

In accordance with the Argentine Corporate Law, after allocating at least 5.00% of our annual net earnings to constitute a mandatory legal reserve, we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our consolidated financial statements prepared in accordance with IFRS Accounting Standards. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

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

Item 4. Information on the Company

Recent Developments

Acquisition of interest in AbraSilver

On April 22, 2024, our subsidiary Proener entered into a common shares subscription agreement with AbraSilver Resource Corp. (a Canadian company listed in the Canadian stock market) ("AbraSilver"), granting Proener a 4% interest in the share capital of AbraSilver, which is the owner of the silver-gold project Diablillos located in the Northeast region of Argentina. In turn, and in conjunction with us, Kinross Gold Corporation, a major Canadian mining company, (NYSE: KGC, TSX: K) also acquired a 4% interest on similar terms.

AbraSilver holds 100% ownership of the Diablillos silver-gold project, situated in the provinces of Salta and Catamarca. The current proven resources and estimated mineral reserves at Diablillos are 42.3 Mt with grades of 91 g/t Ag and 0.81 g/t Au, containing approximately 124 Moz of silver and 1.1 Moz of gold. The funds from this subscription of shares will be used, among other purposes, to conduct the feasibility study of the Diablillos project, which is expected to be completed by December 2025. This will enable the determination of the mine's construction start date.

On January 31, 2025, our subsidiary Proener signed a subscription agreement for additional shares of AbraSilver Resource Corp. Our shareholding in AbraSilver through Proener thus increased to 9.9%.

Transfer of Cordillera Solar VIII S.A. and CP Servicios Renovables S.A.’ shares

On December 9, 2024, a share transfer between our subsidiaries Proener and CP Renovables S.A. (“CP Renovables”) was entered into, upon which Proener transferred to CP Renovables its shareholdings in the companies Cordillera Solar VIII S.A. and CP Servicios Renovables S.A. As part of the transfer, Cordillera Solar VIII S.A was renamed as CP Cordillera Solar S.A.

Central Puerto and IFC Partner to Enhance Sustainable Mining in Argentina

On December 10, 2024, Central Puerto and IFC signed an agreement for purposes of conducting feasibility studies regarding a high-voltage power transmission line for mining projects in northwestern Argentina. These studies will evaluate the technical, economic and environmental feasibility of the project, which aims to connect mining projects in the Argentine Puna region to the Argentine Interconnection System (SADI), guaranteeing a reliable supply of renewable energy through private agreements.

Our initiative contemplates the potential construction of a high-voltage line, which would be approximately 140 kilometers long, originating in the Puna Transformer Station. This project, if undertaken, could potentially give rise to a capacity of up to 400 MW, offering a competitive energy supply of renewable origin.

ECOGAS Inversiones S.A. – Initial Public Offering through a Voluntary Exchange of Shares of Distribuidora de Gas Cuyana S.A. and Distribuidora de Gas del Centro S.A.

On December 19, 2024, Ecogas Inversiones launched its Initial Public Offering (IPO) through a public offer for subscription of shares in kind and a voluntary exchange addressed to (i) all shareholders holding Class “B” common shares of Distribuidora de Gas del Centro S.A., and (ii) all shareholders holding Class “B” and “C” common shares of Distribuidora de Gas Cuyana S.A., to be exchanged for new Class D common shares of ECOGAS.

Such exchange offer settled on January 7, 2025. As a result of the exchange offer, Ecogas Inversiones (by aggregating its holdings of Class “A” and Class “B” shares of DGCU) currently owns 93.10% of the total capital stock of DGCU; while, by aggregating its holdings of Class “A” and Class “B” shares of DGCE, it currently owns 81.64% of the total capital stock of DGCE. See “Item 4. Information of the Company—Recent Developments—Simplification of Corporate Structure at Central Puerto S.A.”. Our direct participation in Ecogas Inversiones, as a result of the exchange offer, is currently 26.17%, while we maintain a 17.20% direct participation in DGCE. Consequently, as of the date of this annual report, we directly and indirectly own 38.56% of DGCE's outstanding shares and indirectly own 24.36% of DGCU's outstanding shares. “See Item 4. Information of the Company—Recent developments— Ecogas Inversiones Spin-off and Merger”.

Acquisition of interest in 3 Cruces lithium mining project

On December 26, 2024, we subscribed 55,000,000 shares, equivalent to 27.5% of the share capital and voting rights of 3C Lithium Pte. Ltd. ("3C"), (a company incorporated under the laws of Singapore), which holds 100% of the share capital of Minera Cordillera S.A. ("MCSA"), an Argentine company that holds the mining rights to the "3 Cruces" project, located in the province of Catamarca, Argentina.

The funds involved in this transaction are intended to finance drilling activities, pending mining property payments, additional explorations, and working capital for the initial development of the project.

Simplification of Corporate Structure at Central Puerto S.A.

Merger Vientos La Genoveva II S.A.

On January 1, 2025, the effective merger of Vientos La Genoveva II S.A. (VLGII), a wholly controlled subsidiary of Central Puerto S.A., with CP Manque S.A.U. (CPM), CP Los Olivos (CPLO), and CPR Energy Solutions S.A.U. (CPRES), took place.

The merger was officially registered with the Public Registry on January 28, 2025. Consequently, the absorbed companies were dissolved without liquidation, and their assets and liabilities were transferred to Vientos La Genoveva II S.A.

Redemption of CP Renovables S.A. shares

On January 7, 2025, the Shareholders' Meeting of our subsidiary CP Renovables approved the redemption of all the shares owned by CP Renovables’ minority shareholders (except for one share retained by Vientos la Genoveva II S.A.U.) pursuant to article 220 paragraph 1 of the Argentine Corporate Law, and voluntarily reduced CP Renovables’ capital stock pursuant to article 203 of the Argentine Corporate Law. Subsequently, on March 31, 2025, we acquired the share that had been retained by Vientos La Genoveva II S.A.U.

Merger of forestry companies

On March 31, 2025, the Board of Directors of Empresas Verdes Argentina S.A. (EVASA), Forestal Argentina S.A. (FASA), Estancia Celina S.A. (ECSA) and Las Misiones S.A. (LMSA) approved the corporate reorganization whereby, subject to approval by the shareholders’ meetings of the companies involved, convened for May 22, 2025, EVASA will absorb the assets and liabilities of all the above-mentioned companies, with the merger becoming effective as of June 30, 2025.

CP Renovables Merger

On March 31, 2025, CEPU’s Board of Directors approved a corporate reorganization whereby, subject to approval by the shareholders’ meeting of the companies involved, convened for May 22, 2025, CEPU will absorb the entirety of CP Renovables’ assets and liabilities, thereby assuming ownership of all assets, liabilities, rights, and obligations of CP Renovables as of the effective date of the merger.

Since CEPU holds 100% of CP Renovables’ shares, CEPU’s net worth will not increase as a result of the merger, eliminating the need for a capital increase or the issuance of new shares by CEPU. Accordingly, no share exchange ratio is required, as all of CP Renovables’ shares will be canceled without the issuance of new CEPU shares. As a result of the merger, CP Renovables will be dissolved without liquidation.

The effective date of the merger shall occur: (i) at 12:00 a.m. on the first day of the first calendar month following the issuance of the final resolution by the CNV granting administrative approval of the merger, provided such approval is obtained no later than the 15th day of that month; or (ii) at 12:00 a.m. on the first day of the second calendar month following the date on which the CNV grants administrative approval of the merger, should the condition set forth in item (i) is not met.

Ecogas Inversiones Spin-off and Merger

On March 31, 2025, CEPU’s Board of Directors approved the corporate reorganization whereby, subject to approval by the shareholders’ meeting of the companies involved, convened for May 22, 2025, CEPU intends to spin off part of its assets to be absorbed by Ecogas Inversiones as of the effective date of the spin-off and merger. The spun-off assets consist of: (a) 5,998,658 Class “A” book-entry common shares of Ecogas Inversiones, with a nominal value of Ps.10 each and one vote per share, which shall be converted into 59,986,580 Class “A” book-entry common shares of Ecogas Inversiones with a nominal value of Ps.1 each and one vote per share, subject to the approval by Ecogas Inversiones’ shareholders of the nominal value adjustment; (b) 27,597,032 Class “B” book-entry common shares of DGCE, with a nominal value of Ps.1 each and one vote per share; (c) 33,369 registered non-endorsable common shares of Energía Sudamericana S.A., with a nominal value of Ps.1 each and one vote per share; and (d) Ps. 305,000,000 in cash. As a result, CEPU shareholders are expected to receive 8,097,326 Ecogas Inversiones shares (the “New Shares”) (or depositary receipts or cash for holders of ADSs) in proportion to their holdings in CEPU.

The effective date of the spin-off and merger is expected to occur: (i) at 12:00 a.m. on the first calendar day of the month following the issuance of the CNV’s administrative approvals for the New Shares, provided such approval is obtained no later than the 15th day of that month; or (ii) at 12:00 a.m. on the first calendar day of the second month following the date on which the CNV grants administrative approval for the New Shares, should the condition set forth in item (i) is not met.

Central Puerto and YPF Luz Partner to assess the development of a High-Voltage Transmission Line in Northern Argentina

On January 6, 2025, Central Puerto and YPF Luz signed a strategic agreement outlining the prospective development of a high-voltage transmission line that would supply clean energy to mining projects in the Argentine Puna region. As part of such agreement, the parties expect to create a joint venture responsible for developing and selling energy transport capacity to entities individually owned by Central Puerto and YPF Luz. The project aims to boost the mining industry and local communities by providing efficient and sustainable energy solutions.

Shareholder’s General Meeting

On March 7, 2025, the Board of Directors of Central Puerto convened the Annual General Meeting of Shareholders for April 30, 2025 to discuss the following items of the agenda:

1	Appointment of two shareholders to sign the minutes.
2	Consideration of the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Statement Of Financial Position, the Consolidated Statement of Changes In Equity, the Consolidated Statement of Cash Flows, the Notes to the Consolidated Financial Statements and Exhibits, the Individual Income Statement of Income, the Individual Statement of Comprehensive Income, the Individual Statement of Financial Position, the Individual Statement of Cash Flows, Notes to the Individual Financial Statements, Brief, Auditor Report, and Statutory Audit Committee Report, all of them for the fiscal year ended December 31, 2024.
3	Consideration of the income (loss) for the fiscal year and the Board of Directors’ proposal that consists of a) assigning Ps. 2.23 billion to the Statutory Reserve; b) allocating the balance of the retained accumulated income to increase the Optional Reserve for the payment of dividends based on the evolution of our financial position and the Dividends Payment Policy in force; and c) delegating to the Board of Directors the partial or total reversal of the payment of dividends and the determination of the opportunity, currency, terms and other terms and conditions for payment, in accordance with such delegation. Consideration and approval of payment of the Profit-Sharing Bond stated by Sections 12 and 33 of the By-laws.
4	Consideration of the Board of Directors performance during the fiscal year ended December 31, 2024.
5	Consideration of the Statutory Audit Committee performance during the fiscal year ended December 31, 2024.
6	Consideration of the remuneration of the Board of Directors for the fiscal year ended December 31, 2024, within the limit of profits in accordance with section 261 of the Business Entities Act and CNV Regulations. Consideration of the advanced payment of fees to the Board of Directors for the fiscal year closing next December 31, 2025.
7	Consideration of the remuneration of the members of the Statutory Audit Committee for the fiscal year ended December 31, 2024; and the fee scheme for the period closing next December 31, 2025.
8	Board of Directors’ partial renewal. Appointment of three directors and three deputy directors for a period of three fiscal years as per Section 17 of the By-laws. Continuity of the current Chairman until the appointment of a new Chairman by our Board of Directors.
9	Appointment of the Statutory Audit Committee members and deputy members for the fiscal year closing next December 31, 2025.
10	Consideration of the remuneration of our certifying accountant regarding the annual accounting documents for the fiscal year 2024.
11	Appointment of the certifying accountant and of the deputy certifying accountant for the fiscal year closing next December 31, 2025 and the fixing of their remuneration.
12	Approval of the Annual Budget for the functioning of the Supervisory Committee.
13	Consideration of the extension of our global issuance program for a maximum amount of up to US$500,000,000 (or its equivalent in other currency), issuable in short, mid or long term, simple corporate bonds not convertible into shares. Power delegation to the Board of Directors, and authorization to the Board of Directors to subdelegate such powers.
14	Consideration of the increase of the Program’s amount to a maximum amount of up to US$1,000,000,000 (or its equivalent in other currency and/or value units); and the revision, amendment and determination of the terms and conditions of the Program.
15	Granting of authorizations.

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

As of December 31, 2024, we operated one hydroelectric generation plant, owned, and operated six thermal generation plants, seven wind farms and one solar farm, for the generation of electric power in Argentina. We had a combined installed capacity of 6,703 MW and have significantly improved our position as a major SADI electric power generator, producing approximately 19.69% of the energy generated by private sector SADI generators in 2024.

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

HPDA’s controlling shareholder was Hidroneuquén S.A. (“HNQ”), a company that was under the control of the SADESA group, which held a 59.00% interest. The remaining shareholders were: (i) the Argentine Government (26.00% interest), (ii) the Province of Neuquén (13.00% interest) and (iii) HPDA’s Employee Stock Ownership Program (2.00% interest). HPDA held 21.00% of the shares of CVOSA, the company that operates the thermal power plant in Timbúes. Following the 2014 Merger, CVOSA became our subsidiary. For more information, see “Item 4. History and development of the Company—The 2014 Merger” and “Item 4. History and development of the Company—The 2016 Merger”.

On April 9, 2025, Decree No. 263/2025 set a 15 day-period to launch the National and International Public Tender provided for under Decree No. 718/2024 (as amended by Decree No. 895/2024), for purposes of offering certain hydro assets (including HPDA) to private investors for a new concession term. See “Risk Factors –Risks relating to our Business - The government’s decision regarding the future of the hydroelectric concessions could impact the HPDA operations, which may adversely affect our results of operations”.

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

Distribuidora de Gas Cuyana S.A. (DGCU) and Distribuidora de Gas del Centro S.A. (DGCE)

In addition, on January 7, 2015, acting individually, but simultaneously with other investors, we acquired non-controlling equity interests in DGCU (whose shares are listed on BYMA) and DGCE. Considering the direct and indirect interests, we acquired (i) a 22.49% equity stake in DGCU and (ii) a 39.69% equity stake in DGCE. As of the date of this annual report, these holdings have changed, as described further below.

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

Following the Merger between IGCE, IGCU, RPBC and MAGNA (See Item 4.A–- Merger between IGCE, IGCU, RPBC and MAGNA), and the ECOGAS IPO (See “Item 4. Information on the Company—Recent Developments— “ECOGAS Inversiones S.A. – Initial Public Offering through a Voluntary Exchange of Shares of Distribuidora de Gas Cuyana S.A. and Distribuidora de Gas del Centro S.A.”) as of December 31, 2024, Ecogas Inversiones held a 51.00% interest in DGCU, and we held a 42.31% interest in Ecogas Inversiones. Therefore, we indirectly held a 21.58% equity interest in DGCU. See “Item 4. Information of the Company—Recent Developments—Simplification of Corporate Structure at Central Puerto S.A.”.

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

As of December 31, 2024, we held a 42.31% interest in Ecogas Inversiones and a direct 17.20% interest in DGCE. Therefore, we held, both directly and indirectly, a 40.59% in DGCE. See “Item 4. Information of the Company—Recent Developments—Simplification of Corporate Structure at Central Puerto S.A.”

Ecogas Inversiones is the controlling shareholder of Energía Sudamericana S.A. (“ESSA”), a private company not listed in any commercial stock exchange, and which prepares its financial statements in accordance with IFRS Accounting Standards. We also own a 2.45% direct equity interest in ESSA.

Ecogas has a gas distribution network covering 38,835 km and served approximately 1,463,427 customers as of December 31, 2024. In 2024, Ecogas distributed an average of 12.8 million cubic meters of natural gas per day; and in 2023, Ecogas distributed an average of 12.5 million cubic meters of natural gas per day. This volume of distribution represented approximately 15.4% and 15.0% of the gas delivered by all the distribution companies in Argentina in December 2024 and 2023, respectively, according to data from ENARGAS.

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

Renewable energy projects

In 2016, we incorporated a subsidiary, CP Renovables, to develop, renewable energy generation projects. As of the date of this annual report, the company participated in the Renovar Rounds 1.0 and 1.5, in which it was awarded with the La Castellana I and Achiras projects with 20-year PPA contracts with CAMMESA, each of the projects constructed by CP La Castellana S.A.U. (a subsidiary of CP Renovables S.A.) and CP Achiras S.A.U. (a subsidiary of CP Renovables S.A.). La Genoveva I is a project from RenovAr 2.0 developed constructed and operated by Vientos La Genoveva S.A.U. (a subsidiary of Central Puerto S.A.).

In August 2018 and September 2018, respectively, the La Castellana I and Achiras wind farms started operations. The original COD of the La Genoveva I was expected for May 2020, but due to the outbreak of COVID-19, the construction of the plant was delayed. On November 21, 2020, La Genoveva I commenced full commercial operations.

In addition, the former Ministry of Energy and Mining through Resolution No. 281-E/ 2017, established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies and the conditions for granting “dispatch priority” that allows such transactions to take place and ensures that the private generating companies will not be restricted in the future in its generation dispatch (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). In July 2019, September 2019, December 2019/January 2020/March 2020, and February 2020, the wind farms La Castellana II (developed by CPR Energy Solutions S.A.U.), La Genoveva II (developed by Vientos La Genoveva II S.A.), Manque (CP Manque S.A.U.), and Los Olivos (CP Los Olivos S.A.U.), respectively, reached their COD. We have entered into long-term PPA contracts with private customers for 100.00% of the estimated energy generation capacity of our term market renewable energy projects developed under Resolution No. 281-E/17 regulatory framework.

On October 18, 2023, our affiliate Proener acquired 100% of the capital stock and votes of Cordillera Solar and Scatec Equinor Solutions Argentina S.A. (currently, CP Servicios Renovables S.A.), owner and operator, respectively, of a photovoltaic plant located in the Province of San Juan.

Within the framework of Resolution SEE No. 281-E/17, we made an offer to reserve capacity access to the electricity transportation net, in order to develop a solar farm with an installed capacity of 15MW, (the “San Carlos Project”) located in the Province of Salta. In July 2022 we were awarded 10 MW of reserved capacity. The management of the construction and subsequent operation of the San Carlos Project will be carried out by Vientos La Genoveva II S.A. We signed the EPC contracts in March 2024 and expect to have the COD of the project by December 2025 as a tentative date.

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

Purchase of the Brigadier Lopez Plant

On June 14, 2019, Central Puerto, through an offer presented in a local and foreign public tender called by IEASA, purchased the Brigadier Lopez Plant. The transference includes: (a) personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used in connection with the operation of the Brigadier Lopez Plant; (b) IEASA’s contractual position in certain existing contracts (including Turbogas and Turbosteam supplying contracts with CAMMESA and the Brigadier Lopez Financial Trust Agreement (as defined below), among others); (c) permits and authorizations in effect related to the Brigadier Lopez Plant operation; and (d) Brigadier Lopez Plant employees.

The Brigadier Lopez Plant has a Siemens dual-fuel Siemens SGT5-4000 F gas turbine installed with a capacity of 281 MW. According to the tender specifications and conditions, the project already includes a boiler and a steam turbine, which will complete the combined cycle. This setup is expected to generate a total of 420 MW, increasing the plant's capacity by 140 MW. Additionally, the steam turbine has a 10-year Power Purchase Agreement (PPA) with CAMMESA.

In February 2024, the agreement with the constructor, Sociedad Argentina de Construcción y Desarrollo Estratégico (“SACDE”), was formalized. Under this agreement, all the works, services, and tasks necessary to complete the closure of the cycle were defined, with the “notice to proceed” being delivered on February 26, 2024.

As of the date of this annual report, works for converting the Brigadier Lopez open cycle thermal plant into a combined cycle facility are being conducted. The project is expected to be completed by the end of 2025.

Acquisition of Participation Interests in Enel Generación Costanera S.A. (currently, Central Costanera S.A.).

On February 17, 2023, our subsidiary Proener agreed to purchase from Enel Argentina S.A. a controlling interest in Enel Generación Costanera S.A. (“CECO”) by acquiring all of Enel Argentina S.A.’s 531,273,928 shares with a par value of Ps.1 with one vote each, representing 75.68% of the share capital of CECO, for a total value of US$48,000,000. As of December 31, 2024, CECO is 72.26% owned by Proener S.A.U.

CECO is located in the City of Buenos Aires and generates energy supply for 3.5 million homes throughout the country. As of the date of this annual report, CECO’s thermal power plant, which is located in the City of Buenos Aires, consists of four turbo-steam units with an installed capacity of 661MW and two combined cycle power plants with a capacity of 1,128 MW. On April 26, 2024, the Secretariat of Energy requested CAMMESA to disconnect the steam turbines COSTTV04 and COSTTV06 (470 MW in total) of Central Costanera, following a request originally made by Enel, former owner of such power plant. In May 2024 units COSTTV04 (120 MW) and COSTTV06 (350 MW), were officially decommissioned through Resolution 57/2024. This decision had no impact on revenues.

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

On May 3, 2023, our affiliate Proener acquired 100% of the capital stock and votes of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. See “Item 4. Information of the Company—Recent Developments—Simplification of Corporate Structure at Central Puerto S.A.” These companies own forestry assets, consisting of approximately 88,063 hectares in the province of Corrientes. 26,000 of those hectares are planted with pine, out of a total of approximately 36,000 hectares available for planting. The purchase price amounted to US$29,881,340.

Foray into the Mining Business

See “Item 4. Information on the Company—Recent Developments— “Acquisition of interest in AbraSilver.”

See “Item 4. Information on the Company—Recent Developments— “Acquisition of interest in 3 Cruces lithium mining Project.”

Item 4.B Business Overview

Overview

We are one of the largest private sector power generation companies in Argentina, as measured by generated power, according to data from CAMMESA. In the year ended December 31, 2024, we generated a total of 21,605 net GWh of power, representing approximately 19.69% of the power generated by private sector generation companies in the country during such period, according to data from CAMMESA. We had an installed capacity of 6,703 MW as of December 31, 2024.

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

The following table presents a brief description of the power plants we owned and operated as of December 31, 2024.

Power plant	Location	Installed capacity (MW)	Technology
Puerto Nuevo(1)	City of Buenos Aires	589.00	Steam turbines
Nuevo Puerto(1)	City of Buenos Aires	360.00	Steam turbines
Puerto combined cycle(1)	City of Buenos Aires	798.00	Combined cycle
Central Costanera(3)	City of Buenos Aires	1,789.00	Combined cycle, Steam turbines
Luján de Cuyo plant	Province of Mendoza	576.00	Steam turbines, gas turbines, two cycles and mini-hydro turbine generator, producing electric power and steam
Brigadier Lopez plant	Province of Santa Fe	281.00	Gas turbine
San Lorenzo plant	Province of Santa Fe	391.00	Combined cycle
Piedra del Águila plant	Piedra del Águila (Limay River, bordering provinces of Neuquén and Río Negro)	1440.00	Hydroelectric plant
La Castellana I wind farm(2)	Province of Buenos Aires	101.00	Wind turbines
La Castellana II wind farm(2)	Province of Buenos Aires	15.00	Wind turbines
La Genoveva I wind farm(2)	Province of Buenos Aires	88.00	Wind turbines
La Genoveva II wind farm(2)	Province of Buenos Aires	42.00	Wind turbines
Achiras wind farm(2)	Province of Córdoba	48.00	Wind turbines
Manque wind farm(2)	Province of Córdoba	57.00	Wind turbines
Los Olivos wind farm(2)	Province of Córdoba	23.00	Wind turbines
Guañizuil II A(4)	Province of San Juan	105.00	Solar panel
Total		6,703.00 MW
__________________
Notes:-
(1)	The mentioned plants are included within the “Puerto Complex” as defined in “Business”.
(2)	La Castellana I, La Castellana II, Achiras, Manque, Los Olivos, La Genoveva I and La Genoveva II wind farms are owned by CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Achiras S.A.U., CP Manque S.A.U., CP Los Olivos S.A.U., Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A., respectively. As of December 31, 2024, the first five facilities were fully owned subsidiaries of CP Renovables S.A. while the latter two were wholly owned subsidiaries of Central Puerto S.A. As of the same date, we owned a 90.00% interest in CP Renovables. See “Item 4.B. Business Overview—Our Subsidiaries” and “Item 4. Information of the Company— Recent Development – Simplification of Corporate Structure at Central Puerto S.A.”.
(3)	The Costanera complex is owned by Central Costanera S.A. which is 72.26% owned by Proener S.A.U., as of December 31, 2024. As of the date of this annual report, we own a 100% interest in Proener. See “Item 4.B. Business Overview—Our Subsidiaries”.
(4)	Guañizuil II solar farm is owned by Cordillera Solar which is a wholly-owned subsidiary of CP Renovables, as of December 31, 2024. See “Item 4.B. Business Overview—Our Subsidiaries” and “Item 4. Information of the Company—Recent Developments”. .

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

During 2024 and 2023 we collected Ps.83.66 billion and Ps.83.78 billion from CVO receivables, respectively, in each case measured in Pesos as of December 31, 2024.

As of December 31, 2024, we held equity interests in the companies that operate the following FONINVEMEM thermal power plants:

Power plant	Operating Company	Location	Installed capacity (MW)	Technology	% Interest in the operating company(1) (2) (3)
San Martin	Termoeléctrica José de San Martín S.A. (TJSM)	Timbúes, Province of Santa Fe	865.00	Combined cycle plant, which became operational in 2010	11.31
Manuel Belgrano	Termoeléctrica Manuel Belgrano S.A. (TMB)	Campana, Province of Buenos Aires	873.00	Combined cycle plant, which became operational in 2010	12.72
Vuelta de Obligado	Central Vuelta de Obligado S.A. (CVOSA)	Timbúes, Province of Santa Fe	847.00	Combined cycle plant, which became operational in March 2018	55.89
__________________
Notes:-
(1)	In each case, we are the private sector generator with the largest ownership stake.
(2)	As of December 31, 2024, Central Costanera holds a 1.68% equity interest in TJSM, a 1.89% equity interest in TMB and a 1.30% equity interest in CVOSA.
(3)	Numbers include Central Puerto and Central Costanera information.

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

Due to the acquisition of Central Costanera S.A., as of December 31, 2024, we hold equity interests of 11.31% in TJSM, 12.72% in TMB and 55.89% in CVOSA. The equity stake in CVOSA was marginally reduced during 2024 due to a minor sale. See “Item 3D. Risk Factors—Risks Relating to our Business—Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted” and “Item 4.B. Business Overview—Our Affiliates—Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)”.

The following set of graphs shows our total assets under the FONINVEMEM program, as of December 31, 2024:

__________________

Source: TJSM, TMB and CVOSA

Notes:-
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

The following graphic breaks down where our plants and power investments were located in Argentina as of December 31, 2024, and their installed capacity:

__________________
Notes:-
(1)	CAMMESA, corresponds to the total theoretical power of each asset.
(2)	Net available power capacity reported to CAMMESA.
(3)	MW over available capacity.
(4)	Part of these MW are remunerated under Res. 59/23 - For more information, please refer to slide 18 “Annex 1 - Regulatory framework”.
(5)	The facility Includes 290 MW of combined cycles, 95 MW of cogeneration, 190 MW of gas/steam turbines and 1 MW of mini-hydro.
(6)	On April 26, 2024, the Secretariat of Energy requested CAMMESA to disconnect the steam turbines COSTTV04 and COSTTV06 (470 MW in total) of Central Costanera, following a request originally made by Enel, former owner of such power plant, and followed-up by Central Puerto. In May 2024 units COSTTV04 (120 MW) and COSTTV06 (350 MW), were officially decommissioned through Resolution 57/2024. This decision had no impact on our revenues.

In the year ended December 31, 2024, we had revenues of Ps.738.17 billion. In the year ended December 31, 2024, we sold approximately 77.27% of our electric energy sales (in MWh) under Spot Sales. Sales under Spot Sales accounted for 48.34% of our revenues in the year ended December 31, 2024.

In the year ended December 31, 2024, tariffs under the Spot Sales were paid by CAMMESA according to Resolution No. 59/23, Resolution 869/2023, Resolution No. 9/2024, Resolution No. 99/2024, Resolution No, 193/2024, Resolution No. 233/2024, Resolution No. 285/2024, Resolution No. 20/2024, Resolution No. 387/2024 and Resolution No. 294/2024. The remuneration scheme is based on a fixed and variable costs system which was determined by the Secretariat of Energy pursuant to Resolution No. 95/13, as amended and complemented successively by Resolution SE No. 529/14, Resolution SE No. 482/15, Resolution SEE No. 22/16, as well as Res. 19/17, Res 1/19, Res. 31/20, Res. 440/21, Res. 238/22, Res. 826/22, Res, 59/23, Res. 750/23, Res. 869/23, Res. 9/24, Res. 99/24, Res. 193/24, Res. 233/24, Res. 285/24, Res. 20/24, Res. 387/24, Res. 294/24, Res. 603/24, Res. 27/25, Res. 113/25 and, more recently, Res. 143/25 (see details in “Item 5.A. Operating Results—Spot Sales (also known as Energía Base)”.

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

 Recently, Resolution SE – MEC No. 21/2025, published in the Official Gazette on January 28, 2025, set forth a series of measures including the following:

•	It repealed Resolution SE No. 354/2020 as of February 1, 2025, which had (i) established the parameters for CAMMESA’s involvement in the “Gas.Ar Plan” and (ii) determined firm gas volumes for thermal generation consumption based on a dispatch priority order.

•	It replaced Section 8 of Resolution SE No. 95/2013, and set forth the following:
o	As of March 1, 2025, fuel costs will be acknowledged by valuing them at the corresponding reference price used and accepted in the 'Declaration of Variable Production Costs', including freight, transportation, natural gas distribution, taxes, and related fees.
o	With the purpose of supplying fuel for thermal generation PPAs without management obligations, fuel procurement and dispatch shall be centralized by CAMMESA.
o	Thermal generators operating in the spot market are authorized to acquire their own fuel, with CAMMESA remaining as supplier of last resort.

•	As of February 1, 2025, the provisions of Resolution No. 1281/2006 that implemented the “Energía Plus” regime were repealed. Existing contracts under this scheme will continue to be transacted under the same conditions until their expiration. The execution of new contracts or the renewal of contracts in the MEM term market under the “Energía Plus Service” modality will be permitted only until October 31, 2025.

Additionally, we have sales under contracts, including (i) term market sales under contract, (ii) MATER sales under contracts, (iii) Energía Plus sales under contract; and (iii) sales of energy under the RenovAr Program.

Term market sales under contract include sales of electric power under negotiated contracts with public sector counterparties. MATER sales under contracts include sales of electric power under negotiated contracts with private companies generated exclusively from renewable energy plants. In all cases, sales under contracts generally involve PPAs with customers and are contracted in U.S. dollars. Prices in term market sales under contracts from thermal units and Energía Plus contracts include price of fuel used for generation, cost of which is assumed by the generator or include such cost as a component of the sale that is charged to the client. For terms longer than one year, these contracts typically include electric power price updating mechanisms in case of fuel price variations or the generator being required to use liquid fuels in the event of a shortage of natural gas. For further information regarding our main clients for term market sales under contract, see “Business—Our Customers”.

Term market sales under contract, and MATER sales under contracts accounted for 14.09% and 2.67% of our electric power sales (in MWh) and 24.90% and 5.36% of our revenues for the year ended December 31, 2024, respectively.

In our Luján de Cuyo plant, we are also permitted to sell a minor portion (up to 16 MW) of our generation capacity and electric power under negotiated contracts with private sector counterparties under the Energía Plus scheme, designed to encourage private sector investments in new generation facilities. Energía Plus sales under contracts accounted for 0.42% of our electric power sales (in MWh) and 0.80% of our revenues for the year ended December 31, 2024. These contracts are typically one-to-two years long, are denominated in U.S. dollars and are paid in pesos at the exchange rate determined in the contract as of the date of payment. Under the rules and regulations of the Energía Plus, the generator buys the fuel to cover the committed demand of electric power and supplies the electric power to large electric power consumers at market prices, denominated in U.S. dollars, previously agreed between the generator and its clients.

RenovAr sales under contracts include sales of electricity generated exclusively from renewable energy power plants under negotiated contracts with public sector counterparties. We have long-term contracts signed with CAMMESA. Prices under these PPAs are denominated in U.S. dollars and guaranteed by the FODER. In the RenovAr Program, our subsidiaries, Achiras, La Castellana I, La Genoveva I and Cordillera Solar entered in a 20-year PPA with CAMMESA that establishes that 100% of the contracted generation capacity of the power plants will be sold to CAMMESA at the awarded price plus the respective incentive and adjustment factors, which increase the awarded price approximately by 10.00% to 15.00%. See “Item 4.B, Business Overview—The Argentine Electric Power Sector —Structure of the Industry—Renewable Energy Program”. Sales under RenovAr Program accounted for 5.55% of our electric power sales (in MWh) and 9.39% of our revenues for the year ended December 31, 2024. See “Item 4.B. Business Overview—The Argentine Electric Power Sector”.

We also produce steam. As of December 31, 2024, we had an installed capacity of 465 tons per hour: the San Lorenzo cogeneration plant had an installed capacity of 340 tons per hour while the installed capacity of Luján de Cuyo plant was 125 tons per hour. Steam sales accounted for 5.35% of our revenues for the year ended December 31, 2024. Our production of steam for the year ended December 31, 2024, was 2,942 thousand metric tons, of which 1,778 thousand metric tons were provided by the San Lorenzo plant and 1,164 thousand metric tons by the facilities installed in Luján de Cuyo.

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

The contract between us and Transportadora de Gas del Sur (“TGS”) for the natural gas transportation capacity has remained effective after the sale of the La Plata plant. Pursuant to the terms of our agreement with YPF EE, we resell our gas transportation capacity to YPF EE through the resale system established by Resolution ENARGAS 419/97. The resale under such system is open to third parties and consequentially does not ensure that YPF EE will receive the gas transportation capacity needed to operate the La Plata plant. Therefore, on January 25, 2018, we requested to be registered with the Ministry of Energy and the ENARGAS as a natural gas trader to permit the resale of our gas transportation capacity to YPF EE without the risk of intervention from interested third parties. On July 20, 2018, we were effectively registered as natural gas trader. As of the date of this annual report, the delivery of the transportation capacity to YPF EE is done through the “Resale” mechanism. The resale to YPF EE of our natural gas transportation capacity accounted for 0.82% of our revenues for the year ended December 31, 2024.

In addition, we have income derived from the operating fee that we receive for the management of the Central Vuelta de Obligado plant. Revenues from the management of the Central Vuelta de Obligado plant accounted for 2.07% of our revenues for the year ended December 31, 2024.

Finally, as a result of our acquisitions in the forestry industry, carried out in December 2022 and May 2023, we have another source of revenues provided by five subsidiaries: Forestal Argentina S.A., Loma Alta Forestal S.A., EVASA, Estancia Celina S.A. and Las Misiones S.A. These subsidiaries as a whole generated 2.96% of our aggregate revenues for the year ended December 31, 2024. Since Forestal Argentina S.A. and Loma Alta Forestal S.A. were acquired on December 27, 2022, and EVASA, Estancia Celina S.A. and Las Misiones S.A. were acquired on May 3, 2023, the year 2023 is the first one with forestry sales.

The following graph breaks down our revenues in the year ended December 31, 2024, by regulatory framework:

__________________

Source: Central Puerto. Includes sales of energy and power to CAMMESA remunerated under Resolution No. 59/23, Resolution 869/2023, Resolution No. 9/2024, Resolution No. 99/2024, Resolution No, 193/2024, Resolution No. 233/2024, Resolution No. 285/2024, Resolution No. 20/2024, Resolution No. 294/2024 and Resolution No. 387/2024 (See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme”).

The following graph breaks down our electric energy sales in the year ended December 31, 2024, by regulatory framework, in MWh:

Sales of electric energy (in MWh) by regulatory framework
(in %, for the year ended December 31, 2024)
Spot sales
Term Market sales under contracts
Energía Plus
Renovar
MATER
2.67%
5.55%
0.42%
14.09%
77.27%

__________________

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

We also own long-term significant non-controlling investments in companies that have utility licenses to distribute natural gas through their networks in the provinces of Mendoza, San Juan, San Luis, Córdoba, Catamarca and La Rioja. Considering our direct and indirect interests as of December 31, 2024, we held (i) a 21.58% equity stake in DGCU and (ii) a 40.59% equity stake in DGCE. See “Item 4. Information of the Company—Recent Developments—Simplification of Corporate Structure at Central Puerto S.A.”

Ecogas has a gas distribution network covering 38,835 km and served approximately 1,463,427 customers as of December 31, 2024. In 2024, Ecogas distributed an average of 12,8 million cubic meters of natural gas per day; and in 2023, Ecogas distributed an average of 12.5 million cubic meters of natural gas per day. This volume of distribution represented approximately 15.4% and 15.0% of the gas delivered by all the distribution companies in Argentina in December 2024 and 2023, respectively, according to data from ENARGAS. In the year ended December 31, 2024, our interest in Ecogas produced Ps. 16.858 million in share profit of an associate, which represented 27.52% of our net income for such period.

Through Resolution No. 17,949 dated January 7, 2016, the CNV granted us a conditional authorization to enter the public offering regime through the issuance of simple, non-negotiable obligations, convertible into shares and the creation of a global program for the issuance of negotiable obligations (the “Program”) and, on March 16, 2016, the CNV decided to give effect to the Resolution. On September 9, 2019, our shareholders’ meeting resolved to approve our voluntary withdrawal from the Public Offering Regime in which we were stating that we had not issued negotiable obligations, and to cancel of the Program. On October 24, 2019, the CNV gave us notice of the joint signature CNV Resolution No. RESFC-2019-20506-APN-DIR # CNV of the same date, through which it resolved to cancel, as of the date of Resolution, the authorization granted to make a public offering of our Negotiable Obligations, due to the lack of outstanding securities. Likewise, having the shareholders’ meeting of January 26, 2018, resolved to approve our application to join the Public Offering of shares, the CNV authorized the Public Offering of class “B” shares (Resolutions No. 19,384 and No. 19,391 dated March 1, 2018, and March 8, 2018, respectively); However, the selling shareholders decided to postpone the offering, due to market reasons. Consequently, the CNV, on October 24, 2019, notified us of the CNV Resolution of joint signature No. RESFC-2019-20511-APN-DIR # CNV of the same date, through which it was resolved to cancel, as of that date, the authorization granted to us to make a public offering of our shares, due to the absence of placement of the negotiable securities.

Our Competitive Strengths

We believe that we have achieved a strong competitive position in Argentina mainly as a result of our development in the power generation sector, which has allowed us to accomplish the following strengths:

•	One of the largest private sector power companies in Argentina. We are one of the largest private sector power generation companies in Argentina, as measured by power generated, according to data from CAMMESA. In the year ended December 31, 2024, we generated a total of 21,605 net GWh of power. As of December 31, 2024, we had an installed generating capacity of 6,703 MW. Our size within the Argentine market positions us well to take advantage of future developments as investments are made in the electric power generation sector. Our ample installed capacity is also an advantage, as we have enough capacity to support large, negotiated contracts.

The following graphs show the SADI’s total power generation by private companies and market share for 2024 (grouped by related companies and subsidiaries):

__________________
Notes:-
(1)	Source: CAMMESA.
(2)	Energy Generation of SADI private generators.

•	High quality assets with strong operational performance. We have a variety of high-quality power generation assets, including combined cycle turbines, gas turbines, steam turbines, wind farms, solar panels, hydroelectric technology and steam and power co-generation technology, with a combined installed generating capacity of 6,703 MW, as of the date of this annual report. Our efficiency levels compare favorably to those of our competitors due to our efficient technologies.

The following chart shows the availability ratio of our thermal assets as compared to the market average:

__________________

Source: Central Puerto, CAMMESA.

Notes:-
(1)	Availability reported by CAMMESA, as determined by the total installed capacity of each power plant.

•	Diversified and strategically located power sector assets. Our business is both geographically and technologically diverse. Our assets are critical to the Argentine electric power network due to the flexibility provided by the large fuel storage capacity, which allows us to store 72,000 tons of fuel oil (enough to cover 7.0 days of consumption) and 88,000 tons of gas oil (enough to cover 7.0 days of consumption) at our thermal generation plants, in addition to our access to deep water docks, our dam water capacity and our ability to store energy for 45 days operating at full capacity at Piedra del Águila. The prices for power transmission are regulated and based on the distance from the generating company to the user, among other factors. In this regard, our thermal power plants are strategically located in important city centers or near some of the system’s largest customers, which constitutes a significant competitive advantage. For example, approximately 36.7% of Argentine energy consumption was concentrated within the metropolitan area of Buenos Aires during 2024 according to the monthly report of December 2024 prepared by CAMMESA. Because the lack of capacity in SADI limits the efficient distribution of energy generated in other geographic areas, our generation plants in Buenos Aires and Mendoza are essential to the supply of energy to meet the high demand in these areas. In addition, this need to generate energy close to a high consumption area in Argentina means that our plants are less affected by the installation of new capacity in other regions.

The diversification of our fuel sources enables us to generate energy in different contexts, as shown in the following chart:

Central Puerto's Thermal generation by fuel type

Jan 2024 - Dec 2024
3%
5%
92%
15 TWh
Natural Gas
Gas Oil
Fuel Oil

__________________

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

As part of the bidding process, the group presented projects in Central Puerto for 312 MW and in Central Costanera for 516 MW. The submission of bids took place on September 26, 2023 while the technical qualification and the opening of the bids were carried out on October 25 and October 27, respectively. Finally, on November 29, 2023, CAMMESA announced the outcome of the bidding process, resulting in the awarding of the two projects presented by Central Costanera for a total of 516 MW. However, the bidding process and its result were revoked by the current administration in June 2024.

As of the date of this annual report, works for converting the Brigadier Lopez open cycle thermal plant into a combined cycle facility are being conducted and are expected to be completed by the end of 2025. "See Item 4. A History and development of the Company— Purchase of the Brigadier Lopez Plant".

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

We successfully participated in CAMMESA’s auction for 10 MW of dispatch priority for our Parque Solar San Carlos Project under the MATER framework, located in San Carlos, Province of Salta. "See Item 4. A History and development of the Company—Renewable energy projects"

With the aim of diversification of our energy matrix, on October 18, 2023, our subsidiary Proener, directly acquired 100% of the capital stock of Cordillera Solar and Scatec Equinor Solutions S.A. (currently, CP Servicios Renovables S.A.), owner, and operator respectively of the solar power plant “Guañizuil II A”.

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

Adequate financial position. We benefit from an adequate financial position, operating efficiency and a relative low level of indebtedness, allowing us to deliver on our business growth strategy and create value for our shareholders. In terms of our financial position, our total cash and cash equivalents and current other financial assets was Ps. 244.02 billion as of December 31, 2024 (approximately US$236.34 million).

Solid and experienced management team with a successful track record in delivering growth. Our executive officers have vast experience and a long track record in corporate management with, on average, 20 years of experience in the industry. Our management has diverse experience navigating different business cycles, markets and sectors, as evidenced by the growth and expansion we have undergone since the early 1990s. They also have a proven track record in acquisitions and accessing financial markets. On June 14, 2019, Central Puerto, in the context of a local and foreign public tender called by IEASA, which had been awarded to us, purchased the Brigadier Lopez Plant. Our management successfully obtained US$180.0 million loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. to fulfill the acquisition. “See Item 5.B. Liquidity and Capital Resources—Indebtedness—Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC”.

Additionally, during 2018, 2019 and 2020, our management also obtained financing for the expansion of our installed capacity from multilateral credit agencies, export credit agencies, commercial banks and the local securities market, as described in “Item 5.B. Liquidity and Capital Resources—Indebtedness”.

In addition, in 2015, jointly with an investment consortium, we acquired non-controlling equity interests in Ecogas. We believe that our management team has been successful in identifying attractive investment opportunities, structuring innovative business plans and completing complex transactions efficiently.

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
•

Acquiring assets in the forestry sector. In line with the global trend of developing innovative projects that increase the environmental performance of companies and contribute to global decarbonization objectives, we took a first step by acquiring one of the largest forestry companies in Argentina from Masisa Chile, seeking to consolidate our position as a relevant player in the forestry sector. Argentina has clear regional and global comparative advantages in the sector, while Forestal Argentina S.A. and Loma Alta Forestal S.A., acquired by our affiliate Proener, have a highly experienced management and a significant growth potential. On May 3, 2023, our affiliate Proener also acquired 100% of the capital stock and votes of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A.

•

Maintaining an adequate financial position and sound cash flow levels. We have a relatively low level of debt, which reflects our adequate financial position and additional debt capacity. We believe our adequate financial position is the result of our responsible financial policies and stable cash flows. We will preserve our current cash flow levels in the coming years by, among other things, keeping a rigorous maintenance program for our production units, which we expect will help us continue the positive operational results we have experienced, particularly regarding our electric power dispatch availability. We intend to finance our expansion plans through market alternatives that enhance the return on capital of the projects, relying on loan agreements -such as credit facilities and project financing- and on the local and international capital markets. Each of CP La Castellana, CP Achiras, CPR Energy Solutions, Vientos La Genoveva I, Vientos La Genoveva II, entered into long term loans to fund the development of renewable energy projects they were awarded and to purchase wind turbines. We also obtained a long-term loan from Kreditanstalt für Wiederaufbau (“KfW”) to support the construction of the Luján de Cuyo cogeneration project, and a loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. to purchase the Brigadier Lopez plant, which was fully paid on January 12, 2024. See “Item 5.A. Operating Results—Indebtedness”. We expect that the new capacity from these projects will allow us to further increase our cash flow, while enhancing our financial position.

On January 4, 2024, we reported our annual investment and divestment plan, which sets the following goals:

•        Exploring growth opportunities in electric power generation, either through the development and construction of new projects or the acquisition of electric assets in the local and international markets;

•        Seeking synergies and operational efficiencies by merging or consolidating our controlled thermal assets;

•        Reorganizing the group's holding companies through mergers or consolidations, including those related to renewable assets, in order to simplify their structure;

•        Reorganizing forestry assets by focusing on the most convenient regions and analyzing alternatives to increase their value through industrialization;

•        Optimizing the management of our liquid assets portfolio; and

•        Analyzing opportunities in the mining industry to diversify our sources of income while receiving foreign currency (dollars) through exports.

We have made significant progress towards achieving the goals set at the beginning of 2024. Our strategic initiatives have been successful in various areas, demonstrating our commitment to growth and operational efficiency.

Firstly, we have explored growth opportunities in electric power generation. As of the date of this annual report, works for the conversion of the Brigadier Lopez open cycle thermal Plant into a combined cycle facility have started and are expected to be completed by the end of 2025, "See Item 4. A History and development of the Company - Purchase of the Brigadier Lopez Plant". Additionally, works for the San Carlos Project solar farm have also commenced and are pending completion, with an expected completion date in 2025, "See Item 4. A History and development of the Company - Renewable energy projects". These initiatives underscore our dedication to expanding our capabilities in the electric power generation sector.

We have also made significant strides in reorganizing the group's holding companies. The effective merger of Vientos La Genoveva II S.A. with CP Manque S.A.U., CP Los Olivos, and CPR Energy Solutions S.A.U. has simplified our corporate structure. Furthermore, we have planned mergers involving Empresas Verdes Argentinas S.A., Forestal Argentina S.A., Estancia Celina S.A., and Las Misiones S.A., which will further streamline our operations. Our focus on reorganizing forestry assets is evident through the planned mergers involving forestry companies such as Forestal Argentina S.A. and Estancia Celina S.A. These efforts are aimed at increasing the value of our forestry assets through industrialization.

Lastly, we have proactively analyzed opportunities in the mining industry. This is shown by our acquisition of an interest in AbraSilver, which owns the Diablillos silver-gold project, and our acquisition of interest in the 3 Cruces lithium mining project. These initiatives diversify our income sources and enable us to receive foreign currency through exports.

Our achievements clearly reflect our dedication to meeting the goals set at the beginning of 2024. We are confident that these strategic initiatives will continue to drive our growth and success in the future.

Our Subsidiaries

Central Vuelta de Obligado S.A.

CVOSA is a private, unlisted company, engaged in managing the purchase of equipment and building, operating and maintaining the CVOSA power plant that was constructed and began operations on March 20, 2018 under a program substantially similar to the FONINVEMEM program.

We have 55.89% of the voting rights in CVOSA, which grants us the power to unilaterally approve resolutions for which a majority is required at the relevant shareholders’ meeting. However, pursuant to a shareholders’ agreement entered into among Hidroeléctrica El Chocón S.A., Central Dock Sud S.A. and Central Costanera S.A (the “Other CVOSA Shareholders”) and us, we will only be able to approve the following decisions with the affirmative vote of the Other CVOSA Shareholders: (i) entering into a merger, spin-off, transformation or liquidation; (ii) increasing or decreasing the capital stock; (iii) receiving capital contributions; (iv) entering into transactions with related parties; (v) amending the bylaws; (vi) entering into an operating and maintenance agreement for the Vuelta de Obligado power plant; (vii) approving the trust agreement in connection with the Vuelta de Obligado power plant and its amendments; (viii) filing any lawsuit against any governmental authorities, CAMMESA and/or the FONINVEMEM trust fund currently holding the Vuelta de Obligado power plant; (ix) entering into engineering services, gas supply and transportation agreements; and (x) entering into a power purchase agreement with CAMMESA for the Vuelta de Obligado power plant. If such decisions are to be decided at a board of directors’ meeting, they can only be approved with the affirmative vote of at least one member of the board of directors appointed by the Other CVOSA Shareholders.

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

CP Renovables S.A.

In 2016, we formed a subsidiary, CP Renovables S.A. (“CP Renovables”), to develop, construct and operate renewable energy generation projects. As of December 31, 2024, we directly own a 86.53% interest in CP Renovables. The remaining interest is owned through CPR Energy Solutions S.A.U. (0.33%) and Vientos La Genoveva II S.A.U. (3.14%). See “Item 4. Information of the Company— Recent Developments – Simplification of Corporate Structure at Central Puerto S.A.”

Our Board of Directors has instructed our management to take the necessary corporate actions to facilitate the merger of CPSA, as the merging company, with CP Renovables, as the merged company. See “Item 4 – Information of the Company – Recent Developments – Simplification of Corporate Structure at Central Puerto S.A.”

CP Achiras S.A.U.

CP Achiras S.A.U. is a private, unlisted company. As of December 31, 2024, CP Renovables holds a 100.00% interest in the capital stock of CP Achiras S.A.U., a company engaged in the generation and commercialization of electric power through renewable sources.

CPR Energy Solutions S.A.U.

CPR Energy Solutions S.A.U. is a private, unlisted company. As of December 31, 2024, CP Renovables holds a 100.00% interest in the capital stock of CPR Energy Solutions S.A.U., a company engaged in generation and commercialization of electric power through renewable sources.

On January 1, 2025, the effective merger of Vientos La Genoveva II S.A. (VLGII), with CPR Energy Solutions S.A.U. (CPRES), took place. See “Item 4. Information of the Company— Recent Developments – Simplification of Corporate Structure at Central Puerto S.A.”

Puerto Energía S.A.U.

Puerto Energía S.A.U. is a private, unlisted company., engaged in generation and commercialization of electric power through renewable sources.

CP La Castellana S.A.U.

CP La Castellana is a private, unlisted company. As of December 31, 2024, CP Renovables holds a 100.00% interest in the capital stock of CP La Castellana, a company engaged in generation and commercialization of electric power through renewable sources.

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

Vientos La Genoveva II S.A.

Vientos La Genoveva II S.A. is a private, unlisted company. On June 28, 2018, our subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva II S.A. and, and was later transformed it into a S.A.U. On August 6, 2018, we purchased from our subsidiary, CP Renovables S.A., 100.00% of the equity interests in Vientos La Genoveva II S.A.U. On September 18, 2024, Vientos La Genoveva II S.A.U. was effectively registered with the IGJ as Vientos La Genoveva II S.A.

Effective January 1, 2025, Vientos La Genoveva II S.A. merged with our subsidiaries, CP Manque S.A.U., CP Los Olivos S.A.U. and CPR Energy Solutions S.A.U., being Vientos la Genoveva II S.A. the continuing company, whose legal form was converted to a corporation (sociedad anónima) under Argentine law. See “Item 4. Information of the Company— Recent Developments – Simplification of Corporate Structure at Central Puerto S.A.”

 CP Manque S.A.U.

CP Manque S.A.U. is a private, unlisted company. As of December 31, 2024, CP Renovables holds a 100.00% interest in the capital stock of CP Manque S.A.U., a company engaged in generation and commercialization of electric power through renewable sources.

On January 1, 2025, the effective merger of Vientos La Genoveva II S.A. (VLGII)., with CP Manque S.A.U., took place. See “Item 4. Information of the Company— Recent Developments – Simplification of Corporate Structure at Central Puerto S.A.”

CP Los Olivos S.A.U.

CP Los Olivos S.A.U. is a private, unlisted company. As of December 31, 2024, CP Renovables holds a 100.00% interest in the capital stock of CP Los Olivos S.A.U., a company engaged in generation and commercialization of electric power through renewable sources.

On January 1, 2025, the effective merger of Vientos La Genoveva II S.A. (VLGII)., with CP Los Olivos S.A.U., took place. “Item 4. Information of the Company— Recent Developments – Simplification of Corporate Structure at Central Puerto S.A.”

Forestal Argentina S.A.

Forestal Argentina S.A. is a private, unlisted company. Our subsidiary Proener holds a 98.20% interest while Central Puerto S.A. holds 1.80% of the capital stock of Forestal Argentina S.A., a company engaged in the production and commercialization of forestry assets.

On March 31, 2025, the Board of Directors of Empresas Verdes Argentina S.A. (EVASA), Forestal Argentina S.A. (FASA), Estancia Celina S.A. (ECSA) and Las Misiones S.A. (LMSA) approved the corporate reorganization whereby, subject to approval by the shareholders’ meetings of the companies involved, convened for May 22, 2025, EVASA will absorb the assets and liabilities of all the above-mentioned companies, with the merger becoming effective as of June 30, 2025. “Item 4. Information of the Company—Recent Developments— Simplification of Corporate Structure at Central Puerto S.A.”

 Loma Alta Forestal S.A.

Loma Alta Forestal S.A. is a private, unlisted company. Our subsidiary Proener holds a 98.00% interest while Central Puerto S.A. holds a 2.00% interest in the capital stock of Loma Alta Forestal S.A., a company engaged in production and commercialization of forestry assets.

On March 31, 2025, the Board of Directors of Empresas Verdes Argentina S.A. (EVASA), Forestal Argentina S.A. (FASA), Estancia Celina S.A. (ECSA) and Las Misiones S.A. (LMSA) approved the corporate reorganization whereby, subject to approval by the shareholders’ meetings of the companies involved, convened for May 22, 2025, EVASA will absorb the assets and liabilities of all the above-mentioned companies, with the merger becoming effective as of June 30, 2025.

Empresas Verdes Argentina S.A

Empresas Verdes Argentina S.A. is a private, unlisted company. Our subsidiary Proener holds a 98.01% while our subsidiary Forestal Argentina S.A. holds a 1.99% interest in the capital stock of Empresas Verdes Argentina S.A., a company that owns forestry assets in the Province of Corrientes.

 On March 31, 2025, the Board of Directors of Empresas Verdes Argentina S.A. (EVASA), Forestal Argentina S.A. (FASA), Estancia Celina S.A. (ECSA) and Las Misiones S.A. (LMSA) approved the corporate reorganization whereby, subject to approval by the shareholders’ meetings of the companies involved, convened for May 22, 2025, EVASA will absorb the assets and liabilities of all the above-mentioned companies, with the merger becoming effective as of June 30, 2025. “Item 4. Information of the Company— Recent Developments – Simplification of Corporate Structure at Central Puerto S.A.”

 Las Misiones S.A.

Las Misiones S.A. is a private, unlisted company. Our subsidiary Proener holds an 88.67% while Empresas Verdes Argentina S.A. holds a 11.33% interest in the capital stock of Las Misiones S.A., a company that owns forestry assets in the Province of Corrientes.

On March 31, 2025, the Board of Directors of Empresas Verdes Argentina S.A. (EVASA), Forestal Argentina S.A. (FASA), Estancia Celina S.A. (ECSA) and Las Misiones S.A. (LMSA) approved the corporate reorganization whereby, subject to approval by the shareholders’ meetings of the companies involved, convened for May 22, 2025, EVASA will absorb the assets and liabilities of all the above-mentioned companies, with the merger becoming effective as of June 30, 2025. “Item 4. Information of the Company— Recent Developments – Simplification of Corporate Structure at Central Puerto S.A.”

Estancia Celina S.A.

Estancia Celina S.A. is a private, unlisted company. Our subsidiary Las Misiones S.A. holds a 79.20%, our subsidiary Proener holds a 17.20% and Empresas Verdes Argentina S.A. holds a 3.60% interest, respectively, in the capital stock of Estancia Celina S.A., a company that owns forestry assets in the Province of Corrientes.

On March 31, 2025, the Board of Directors of Empresas Verdes Argentina S.A. (EVASA), Forestal Argentina S.A. (FASA), Estancia Celina S.A. (ECSA) and Las Misiones S.A. (LMSA) approved the corporate reorganization whereby, subject to approval by the shareholders’ meetings of the companies involved, convened for May 22, 2025, EVASA will absorb the assets and liabilities of all the above-mentioned companies, with the merger becoming effective as of June 30, 2025. “Item 4. Information of the Company— Recent Developments – Simplification of Corporate Structure at Central Puerto S.A.”

Central Costanera S.A.

Central Costanera S.A. is a public, listed company on BYMA that is 72.26% owned by Proener as of December 31, 2024 and is engaged in the production and commercialization of electric energy.

CP Cordillera Solar S.A. (Previously known as Cordillera Solar VIII S.A.)

Cordillera Solar is a private, unlisted company which owns the Guañizuil IIA photovoltaic plant located in the Province of San Juan. As of December 31, 2024, CP Renovables held a 99.99% interest in the capital stock of Cordillera Solar VIII S.A., while Central Puerto held the remaining 0.01%.

CP Servicios Renovables S.A. (Previously known as Scatec Equinor Solutions Argentina S.A.)

CP Servicios Renovables S.A.is a private, unlisted company, which operates the Guañizuil IIA photovoltaic plant located in the Province of San Juan. As of December 31, 2024, CP Renovables held a 99.99% interest in the capital stock of CP Servicios Renovables S.A., while Central Puerto held the remaining 0.01%.

Our Affiliates

Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)

TJSM and TMB are private, unlisted companies, which are engaged in managing the purchase of equipment, and building, operating and maintaining the San Martín and Belgrano power plants, respectively, each constructed under the FONINVEMEM program.

As of December 31, 2024, we had 11.31% of the voting rights in TJSM and 12.72% of the voting rights in TMB.

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

Due to the acquisition of Central Costanera S.A., we hold equity interests of 11.31% in TJSM, 12.72% in TMB and 55.89% in CVOSA. As of the date of this annual report, the transfer of power stations to TSM and TMB was not completed. See “Item 3D. Risk Factors—Risks Relating to our Business—Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted”.

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

Ecogas Inversiones S.A.

Ecogas Inversiones S.A. (former Inversora de Gas del Centro S.A.) is a listed company. As of December 31, 2024 its only significant assets were a 55.29% interest in DGCE, a company engaged in the distribution of natural gas in the provinces of Córdoba, La Rioja and Catamarca and a 51.00% interest in DGCU, a company engaged in the distribution of natural gas in the provinces of Mendoza, San Juan and San Luis. In the fiscal year ended December 31, 2024, our investment in Ecogas Inversiones, together with our direct interest in DGCE, accounted for a gain equal to 27.52% of our consolidated net income. Such gain is primarily explained by Ecogas Inversiones’ higher net income during 2024 when compared to the previous year, and Central Puerto’s lower consolidated net income when compared to the previous year. Central Puerto’s lower consolidated net income was due to the following non-cash effects: (i) the impairment registered in the fiscal year ended December 31, 2024 and (ii) no registered gains from bargain purchases during the fiscal year ended December 31, 2024, as had been the case in our previous fiscal year.

As of the date of this annual report, Ecogas Inversiones holds a 81.64% interest in DGCE and a 93.10% interest in DGCU.

On December 19, 2024, Ecogas Inversiones launched its Initial Public Offering (IPO) through the public offer for subscription of shares in kind and voluntary exchange addressed to (i) all shareholders holding Class “B” common shares of Distribuidora de Gas del Centro S.A., and (ii) all shareholders holding Class “B” and “C” common shares of Distribuidora de Gas Cuyana S.A., to be exchanged for new Class D common shares of Ecogas Inversiones. For additional information see “Item 4. Information on the Company—Recent Developments- Initial Public Offering of ECOGAS Inversiones S.A.”

As of December 31, 2024, we held a 42.31% interest in Ecogas Inversiones and a direct 17.20% interest in DGCE. Therefore, as of said date we held, both directly and indirectly, 40.59% of DGCE’s capital stock and indirectly a 21.58% interest in DGCU’s capital stock. See “Item 4. Information of the Company—Recent Developments—Simplification of Corporate Structure at Central Puerto S.A.”

Energía Sudamericana S.A.

Energía Sudamericana S.A. is a private, unlisted company, engaged in natural gas commercialization. As of December 31, 2024, we hold a 2.45% direct interest in the capital stock of Energía Sudamericana S.A., plus a 41.06% indirect interest in its capital stock, through our equity interest in Ecogas Inversiones.

COySERV S.A.

COySERV S.A. is a private, unlisted company, engaged in services and constructions related to the gas industry. As of December 31, 2024, we hold a 9.02% indirect interest in the capital stock of COySERV S.A., through our equity interests in Ecogas Inversiones S.A.

GESER S.A.U.

On March 24, 2022, we acquired an 8.599% interest in the related company GESER S.A.U., an entity controlled by Ecogas Inversiones. The purchase price was Ps.2,631 thousand. GESER S.A.U. is a private unlisted company which is engaged in providing administrative services.

Transportadora de Gas del Mercosur S.A. (TGM)

TGM is a private, unlisted company. We hold a 20.00% interest in the capital stock of TGM, which owns a natural gas pipeline extending from Aldea Brasilera (in the Province of Entre Rios) to Paso de los Libres (in the Province of Corrientes).

The remaining 80.00% is owned by Total Gas y Electricidad Argentina S.A. (32.68%), Tecpetrol S.A. (21.79%), RPM Gas S.A. (14.63%) and Compañía General de Combustibles S.A. (10.90%).

The pipeline is approximately 450 km long and its transportation capacity reaches up to 15 million cubic meters per day.

3C Lithium Pte. Ltd.

See “Item 4. Information of the Company—Recent developments”.

Business Overview

All of our operations in the power generation sector are concentrated in fourteen plants in Argentina, and our portfolio can be divided into two types of electric power generation plants: (i) electric power generation from conventional sources and (ii) electric power generation from renewable sources.

The table below details certain operating features regarding our power generation assets for the periods indicated:

	For the year ended December 31,
	2024	2023	2022
Generation—GWh/year
Puerto Complex	5,109	5,371	7,414
Costanera Complex(4)	4,638	3,367	—
Luján de Cuyo plant	3,376	3,138	3,090
Brigadier Lopez plant	95	67	153
San Lorenzo plant	2,263	2,037	1,934
Piedra del Águila plant	4,348	5,173	3,283
La Castellana I wind farm(2)	372	398	432
La Castellana II wind farm(2)	46	70	62
Achiras wind farm(2)	186	188	201
Manque wind farm(2)	254	238	231
Olivos wind farm(2)	106	99	102
La Genoveva I wind farm(2)	360	378	391
La Genoveva II wind farm(2)	171	177	191
PS Guañizuil II(3)	281	73	—
Total	21,605	20,774	17,484
Sales under Spot Sales and electric power sales on the spot market—GWh/year
Puerto Complex	5,109	5,371	7,414
Costanera Complex(4)	4,638	3,367	—
Luján de Cuyo plant	2,284	2,489	2,480
Brigadier Lopez plant	95	69	34
San Lorenzo plant	32	41	72
Piedra del Águila plant	4,348	5,174	3,283
La Castellana I wind farm(2)	—	—	—
La Castellana II wind farm(2)	—	—	—
Achiras wind farm(2)	—	—	—
Manque wind farm(2)	4	—	—
Olivos wind farm(2)	2	—	—
La Genoveva I wind farm(2)	—	—	—
La Genoveva II wind farm(2)	—	—	—
PS Guañizuil II(3)	—	—	—
Total	16,512	16,511	13,283
Sales under contracts and Power Purchase Agreements—GWh/year
Puerto Complex	—	—	—
Costanera Complex(4)	—	—	—
Luján de Cuyo plant	698	641	609
Brigadier Lopez plant	—	—	118

	For the year ended December 31,
	2024	2023	2022
San Lorenzo plant	2,013	1,987	1,863
Piedra del Águila plant	—	—	—
La Castellana I wind farm(2)	340	398	432
La Castellana II wind farm(2)	43	70	62
Achiras wind farm(2)	169	188	202
Manque wind farm(2)	225	245	239
La Genoveva II wind farm(2)	166	378	391
Olivos wind farm(2)	88	177	191
La Genoveva I wind farm(2)	331	92	94
PS Guañizuil II(3)	256	73	—
Total	4,329	4,249	4,201
Energy purchases—GWh/year
Puerto Complex	32	49	71
Costanera Complex(4)	64	66	—
Luján de Cuyo plant	11	11	17
Brigadier Lopez plant	—	—	3
San Lorenzo plant	2	3	225
Piedra del Águila plant	—	—	—
La Castellana I wind farm(2)	—	1	1
La Castellana II wind farm(2)	—	—	—
Achiras wind farm(2)	—	—	—
Manque wind farm(2)	—	—	8
La Genoveva II wind farm(2)	—	—	—
Olivos wind farm(2)	—	—	—
La Genoveva I wind farm(2)	—	—	—
PS Guañizuil II(3)	2	—	—
Total	111	130	325
Steam production (metric tons/ear)
Luján de Cuyo plant	1,164,375	928,381	918,044
San Lorenzo plant	1,777,811	1,089,509	1,042,066
Total	2,942,186	2,017,890	1,960,110
Natural gas consumption—MMm3/year
Puerto Complex	999	876	899
Costanera Complex(4)	929	902	—
Luján de Cuyo plant	644	660	637
Brigadier Lopez plant	12	1	2
San Lorenzo plant	288	274	199
Total	2,872	2,713	1,737

	For the year ended December 31,
	2024	2023	2022
Gas oil consumption—thousands of m3/year
Puerto Complex	62	44	222
Costanera Complex(4)	1	10	—
Luján de Cuyo plant	—	—	—
Brigadier Lopez plant	15	19	43
San Lorenzo plant	87	105	161
Total	165	178	426
Fuel oil consumption—thousands of tons/year
Puerto Complex	104	278	567
Costanera Complex(4)	21	52	—
Luján de Cuyo plant	8	4	4
Brigadier Lopez plant	—	—	—
San Lorenzo plant	—	—	—
Total	133	334	571
Availability—% per year(1)
Puerto Complex	73%	75%	79%
Costanera Complex(4)	70%	43%	—
Luján de Cuyo plant	88%	89%	89%
Brigadier Lopez plant	97%	93%	95%
Piedra del Águila plant	98%	98%	100%
San Lorenzo plant	99%	99%	91%
Weighted average for thermal units(1)	90%	66%	84%
Weighted average for thermal and hydro plants(1)	98%	73%	89%
__________________

Source: CAMMESA

Notes:-
(1)	Weighted average based on the power capacity of each unit without considering renewable energy units, which do not receive payments tied to their availability.
(2)	La Castellana I, La Castellana II, Achiras, Manque, Olivos, La Genoveva I and La Genoveva II wind farms are owned by CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Achiras S.A.U., CP Manque S.A.U., CP Los Olivos S.A.U, Vientos La Genoveva I S.A.U and Vientos La Genoveva II S.A. As of December 31, 2024, the first five facilities were fully owned subsidiaries of CP Renovables S.A. while the last two were a fully owned subsidiaries of Central Puerto S.A. As of the same date, we owned a 90.00% interest in CP Renovables. See “Item 4.B. Business Overview—Our Subsidiaries and “Item 4. Information of the Company—Simplification of Corporate Structure at Central Puerto S.A.”.
(3)	PS Guañizuil II solar farm is owned by CP Cordillera Solar S.A. which is a fully owned subsidiary of CP Renovables, as of December 31, 2024. See “Item 4.B. Business Overview—Our Subsidiaries and “Item 4. Information of the Company—Recent Developments”.
(4)	Costanera complex is owned by Central Costanera S.A. which is 72.26% owned by Proener S.A.U., as of December 31, 2024. As of the date of this annual report, we own a 100% interest in Proener. See “Item 4.B. Business Overview—Our Subsidiaries”.

Additionally, the table below shows the availability features regarding the three FONINVEMEM Plants for 2024, this availability rate considers 100% of the hours of the year:

__________________

Source: Central Puerto, CAMMESA

The following graph shows the evolution of Central Puerto’s electric power generation for the period 2014-2024:

__________________

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

Electricity Generation from our Thermal Generation Plants

As of December 31, 2024, we owned six thermal generation plants across five complexes: Puerto Complex, Costanera Complex, Brigadier Lopez, Luján de Cuyo and San Lorenzo.

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

Costanera Complex

Technology. It ranks among the country's largest thermal power plants, boasting over 1,789 MW of installed capacity. This capacity is comprised of four Steam Turbine units totaling around 661 MW (including i. three British Thomson-Houston - BTH - units, each approximately 120 MW, operational since the 1960s, and ii. one 310 MW LMZ unit from 1984), capable of being fueled by both natural gas and fuel oil.

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

Additionally, it features two high-efficiency combined cycles, a Siemens unit of approximately 277 MW, which was Argentina's first combined cycle, built during 1995-1996, and a Mitsubishi unit of 851 MW, capable of operating with either natural gas or gas oil, commissioned in 1999. In May 2024 units COSTTV04 (120 MW) and COSTTV06 (350 MW), were officially decommissioned through Resolution 57/2024, following a request originally made by Enel, former owner of such power plant. This decision had no impact on revenues.

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

Brigadier Lopez Plant

Brigadier Lopez power plant is located in the Sauce Viejo Industrial Plant, in the city of Sauce Viejo, Santa Fe. The plant has an installed capacity of 281 MW and has been in operation since August 2012.

In 2010, the public sector power generation company IAESA (formerly named ENARSA) began the construction of the plant. In 2012, ENARSA set the COD of the open cycle Gas Turbine, completing the first stage of the project. In June 2019, Central Puerto acquired the plant, with the objective to install a steam turbine, which was already acquired, with an installed capacity of up to 140 MW in a combined cycle configuration together with the existing gas turbine. As of the date of this annual report, the facilities construction of the combined cycle plant has started and is expected to be completed during 2025 (see "See Item 4. A History and development of the Company—Purchase of the Brigadier Lopez Plant").

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

Location: The plant is located in the Sauce Viejo Industrial Plant, nearby many other industrial facilities. Sauce Viejo industrial plant is located on the National Highway N° 11, 20 km from Santa Fe City, capital district of the Province of Santa Fe. This location is highly convenient due to its accessibility and logistic advantages.

Furthermore, the Brigadier Lopez power plant is located on the banks of the Coronda River, one of the major branches of the Paraná River. Such access from the Coronda River provides a source of water supply for the generation process and the steam turbine’s condenser. The facility has a water treatment plant with production levels suitable to meet its requirements.

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

Maintenance

The plants have repair shops, warehouses and facilities suitable for the operation and maintenance of the units. Maintenance of the plants is coordinated with CAMMESA to avoid shortage in the power grid. Repair and maintenance procedures are key to the success of our business and are conducted according to unit type by either our own staff or under long-term service agreements executed with leading global companies in the construction and maintenance of thermal generation plants, such as (i) General Electric, which is in charge of the maintenance of the Puerto combined cycle plant and part of the Luján de Cuyo-based units, and (ii) Siemens, which carries out the maintenance of the combined cycle of the Mendoza site, the Brigadier Lopez thermoelectric plant and the Luján de Cuyo and San Lorenzo cogeneration units, and (iii) Mitsubishi, which carries out the maintenance of the remaining combined cycle located in Central Costanera.

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

Our accurate planning of in-house maintenance and outsourced maintenance by General Electric, Siemens and Mitsubishi under the long-term service agreements, all of them with their own monitoring systems to anticipate future failures. These agreements allows us to minimize downtime and reduce the government-imposed outage rate of the units, thus maximizing their efficiency.

We have long-term maintenance service agreements for our thermal generation plants provided by world-leading companies in the construction and maintenance of thermal power plants such as (i) General Electric, which maintains the combined cycle plant of Nuevo Puerto and Luján de Cuyo, (ii) Siemens, which carries out the maintenance of the combined cycle of the Mendoza site, the Brigadier Lopez thermoelectric plant and the Luján de Cuyo and San Lorenzo cogeneration units, and (iii) Mitsubishi, which carries out the maintenance of the remaining combined cycle located in the Central Costanera.

Within the framework of the aforementioned agreements, these suppliers provide materials, spare parts, labor and engineering direction of scheduled maintenance in accordance with the corresponding technical recommendations.

We have entered into long term contracts with Vestas Argentina S.A. for the operation and maintenance of the La Genoveva I wind farms until August 30, 2040, La Genoveva II until May 31, 2039, La Castellana II until May 31, 2039 and Manque and Los Olivos until May 31, 2039. We also have entered into long term contracts with Nordex Energy Argentina S.A for the operation and maintenance of the Achiras wind farm until September 3, 2028 and La Castellana until August 12. 2028. As for Guañizuil II A solar farm we currently hold a long-term contract with Huawei International Corporation until April 16, 2025. Currently, negotiations are being held and we expect to extend this contract through 2030.

We have long-term maintenance contracts with the manufacturers of our combined cycle units and co-generation plants with the largest capacity, namely the Puerto combined cycle unit, the Luján de Cuyo combined cycle unit at the Luján de Cuyo plant, the Brigadier Lopez gas turbine, the co-generation units at the Luján de Cuyo plant, the San Lorenzo cogeneration plant, the Mitsubishi combined cycle in Central Costanera and our windfarms and solar farms, under which the manufacturers provide maintenance using best practices recommended for such units. Our remaining units receive maintenance through our highly trained and experienced personnel, who strictly follow the recommendations and best practices established by the manufacturers of such units. We are also capable of generating power from several sources of fuel, including natural gas, diesel oil and fuel oil. In addition, in recent years we have invested in adapting our facilities to be able to generate power from biofuels, and we have developed business relationships over the years with strategic companies from the oil and gas and the biofuel sectors. Our power generation units are also favorably positioned along the system’s power dispatch curve, also known as the WEM marginal cost curve. This advantageous position is due to our technologically diverse power generation assets and high fuel consumption efficiency. These factors ensure a robust energy dispatch to the system, even considering upcoming capacity additions that were awarded under auctions seeking to increase thermal generation capacity and capacity from renewable energy sources.

During 2024, the main failures resulting in unavailability of our power generation units were the following:

Central Puerto Complex	CEPUCC	TG11: Turbine blade replacement and generator rotor replacement.
TG12: Generator Rotor Replacement and inspection of the hot gas path area in the turbine HRSG tube rupture occurred in April (4 days) TV10: replacement of blades in low pressure stage.
	PNUETV's	Air heater failures. Tube rupture and boiler insulation.
PNUETV08 not operating since October for boiler preservation.
PNUETV09 air heater failure in March (10 days).
	NPUETV's	Problems in air heaters, in regulating oil circuit, and cooling water system.
Central Costanera Complex	COSTCC	Exhaust gas losses and replacement of combustors during September/October.
	COSTTV’s	Boiler tube ruptures, failures in the lubrication circuit and problems in the feed water and cooling circuits.

	BSASCC01	Failure of IGV and turbine sensors. 132KV circuit breaker fails for 23 days in November.
Luján de Cuyo Plant	LDCUCC	Failure of IGV in August (8 days).
	LDCUTV's	Air heater failures. Boiler tube rupture.
Throughout the year, both units operating with limited power for boiler conservation.
	LDCUTG's	Failures in the combustion system and transformer protections.
	LDCUCOG	Combustion system failures (VGV - Variable Guide Vanes failure) in the unit LDCUTG27 for 2 days in August.
San Lorenzo Plant	TER6	Atmospheric discharge failure for 2 days in June.
132 KV circuit breakers fail for 4 days in October.

Fuel and Water Supply for Thermal Generation

Our conventional resource plants operate on three different types of fuel: (i) natural gas in all units, (ii) fuel oil in the steam turbines exclusively and (iii) gas oil in the gas turbines and combined cycle units. In addition, a mix of bio-diesel and gas oil may be used in certain percentages in our dual combined cycle units.

The table below shows the potential consumption (calculated as the standard consumption declared by CAMMESA based on the unit manufacturer’s specifications, assuming the unit produces energy throughout the entire day) of fossil fuel by the units in the conventional resource plants we owned as of December 31, 2024:

Plan	Unit	Natural gas (thousands of m3/day)	Gas oil (m3/day)	Fuel oil (tons/day)
Puerto combined cycle	CEPUCC11	1,804	1,917	—
Puerto combined cycle	CEPUCC12	1,804	1,917	—
Nuevo Puerto	NPUETV05	791	—	690
Nuevo Puerto	NPUETV06	1,611	—	1,369
Puerto Nuevo	PNUETV07	992	—	826
Puerto Nuevo	PNUETV08	1,319	—	1,109
Puerto Nuevo	PNUETV09	1,600	—	1,356
Subtotal Puerto Complex		9,921	3,834	5,350
Central Costanera	COSTTV01	1,074	—	807
Central Costanera	COSTTV02	927	—	776
Central Costanera	COSTTV03	936	—	734
Central Costanera	COSTTV07	2,278	—	1,859
Central Costanera	COSTCC08	1,947	2,072	—
Central Costanera	COSTCC09	1,947	2,072	—
Central Costanera	BSASCC01	1,387	—	—
Subtotal Central Costanera Complex		10,496	4,144	4,176
Luján de Cuyo	LDCUCC25	1,342	—	—
Luján de Cuyo	LDCUTV11	457	—	379
Luján de Cuyo	LDCUTV12	463	—	379
Luján de Cuyo	LDCUTG22	285	288	—
Luján de Cuyo	LDCUTG23	205	201	—
Luján de Cuyo	LDCUTG24	211	206	—
Luján de Cuyo	LDCUTG26	207	202	—
Luján de Cuyo	LDCUTG27	210	206	—
Subtotal Luján de Cuyo plant		3,380	1,103	758
Brigadier Lopez	BLOPTG01	1,758	1,820	—
Subtotal Brigadier Lopez plant		1,758	1,820	—
San Lorenzo	TER6CC11	1,586	1,639	—
Subtotal San Lorenzo plant		1,586	1,639	—
Total Central Puerto		27,141	12,540	10,284
__________________

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

Water resources allow Piedra del Águila to generate an average of 4,490 GWh per year (based on historical operations between 1994 and 2024, exclusive of electric power generated for internal use). During this period, the maximum generation in a single year was 7,333 GWh in 2006 and the lowest was 2,351 GWh in 2016.

The following table shows the electric power generated by Piedra del Águila during the period 1994-2024:

__________________

Source: CAMMESA.

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

Resolution No. 574/2023, published on July 11, 2023, extended for 60 days (extendable for another 60 days) the termination date of the HPDA Concession Agreement, among other national hydroelectric power plants whose concession term expired during 2023. Another renewal of such period was established in Resolution 02/24, issued by the Secretariat of Energy, which was set to expire on April 27, 2024. In addition, on March 15, 2024, Resolution 33/24, issued by the Secretariat of Energy, extended once again the transition period for 60 days setting the expiration date on June 28, 2024. On August 14, by virtue of Decree No. 718/2024 issued by the current administration, the concession was extended until December 28, 2025. On April 9, 2025, Decree No. 263/2025 was issued, setting a period of 15 days to launch the National and International Public Tender provided for under Decree No. 718/2024 (as amended by Decree No. 895/2024) for purposes of offering certain hydro assets (including HPDA) to private investors for a new concession term.

By virtue of the extension granted by Decree No. 718/2024, we extended the useful life of the turbogroups and auxiliary equipment of the Piedra del Águila Hydroelectric Complex, in order to depreciate them until the new date of termination of the HPDA Concession Agreement.

Below we summarize certain terms of the HPDA Concession Agreement:

•	Operations: We are required to comply with certain standards and conduct certain activities, including maintaining Ps.2.7 million as a guarantee, maintaining the plant and complying with certain safety and environmental obligations, contributing to a repair fund, maintaining books and maintaining insurance, among others.
•	Mandatory works: The Argentine Government may require us to carry out works jointly funded by it and us.
•	Fees and royalties: The Intergovernmental Basin Authority is entitled to a fee of 2.50% of the plant’s revenues, and the provinces of Río Negro and Neuquén are entitled to royalties of 12.00% of such revenues.
•	Indemnity: The Argentine Government indemnifies us in certain circumstances, including, among others, for damages or repairs that are not attributable to us, or our agents and damages caused by downstream waters, in each case subject to certain conditions. We also indemnify the Argentine Government in certain circumstances.
•	Fines: Any delay or failure by us to comply with the provisions of the HPDA Concession Agreement or the regulations concerning the generation and sale of electric power may result in fines imposed by the applicable regulatory authorities, calculated as a percentage of the plant annual revenues, depending on the type of breach. The Argentine Government may require that CAMMESA make payment of the fines directly to the Argentine Government out of proceeds from the electric power sold in the WEM.

•	Termination: The original period for the concession granted under the HPDA Concession Agreement expired in 2023. However, such period was extended through subsequent regulations, most recently, through Decree No. 718/2024 issued by the current administration, until December 28, 2025. See “Item 4.A History and development of the Company - Hidroeléctrica Piedra del Águila S.A. (HPDA)”. According to the HPDA Concession Agreement, the Company and the Argentine Government may terminate the HPDA Concession Agreement in certain circumstances in which we fail to perform our obligations under the agreement and in which we are subject to fines or do not comply with the certain laws and regulations, among others.

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

La Castellana I Wind Farm

La Castellana I is a wind farm operated by CP La Castellana S.A.U., a wholly-owned subsidiary of CP Renovables as of December 31, 2024 (see “Item 4 – Information of the Company - Recent Developments - Simplification of Corporate Structure at Central Puerto S.A.”), in which we have a majority interest. The wind farm is located in the south of the Province of Buenos Aires, near the cities of Villarino and Bahía Blanca, and started its operations in August 2018.

It has a total installed capacity of 100.8 MW, from 32 wind turbines, supplied from Nordex-Acciona, of 3.15 MW each.

Achiras Wind Farm

Achiras is a wind farm operated by CP Achiras S.A.U., a wholly-owned subsidiary of CP Renovables as of December 31, 2024 (see “Item 4 - Information of the Company - Recent Developments - Simplification of Corporate Structure at Central Puerto S.A.”), in which we have a majority interest. The wind farm is located in the east of the Province of Córdoba, near the city of Achiras, and started its operations in September 2018.

It has a total installed capacity of 48 MW, from 15 wind turbines, supplied from Nordex-Acciona, of 3.2 MW each.

La Castellana II Wind Farm

La Castellana II is a wind farm operated by Vientos La Genoveva II S.A., a wholly-owned subsidiary of CP Renovables, in which we have a majority interest. See “Item 4 - Information of the Company - Recent Developments - Simplification of Corporate Structure at Central Puerto S.A.”.

The wind farm is located in the south of the Province of Buenos Aires, near the cities of Villarino and Bahía Blanca, and started its operations in July 2019. It has a total installed capacity of 15.2 MW, from 4 wind turbines, supplied by Vestas, of 3.6 MW each.

Manque Wind Farm

Manque is a wind farm operated by Vientos La Genoveva II S.A., a wholly-owned subsidiary of CP Renovables as of December 31, 2024, in which we have a majority interest. "See Item 4 - Recent Developments - Simplification of Corporate Structure at Central Puerto S.A.".

The wind farm is located in the east of the Province of Córdoba, near the city of Achiras, and started its operations partially in December 2019 (38 MW), in January 2020 (15.2 MW), and fully in March 2020 (3.8 MW). It has a total installed capacity of 57 MW, from 15 wind turbines, supplied by Vestas, of 3.8 MW each.

Los Olivos Wind Farm

Los Olivos is a wind farm operated by Vientos La Genoveva II S.A., a wholly-owned subsidiary of CP Renovables as of December 31, 2024, in which we have a majority interest. "See Item 4 - Recent Developments - Simplification of Corporate Structure at Central Puerto S.A.".

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

La Genoveva II Wind Farm

La Genoveva II is a wind farm operated by Vientos La Genoveva II S.A., in which we have a majority interest. The wind farm is located in the south of the Province of Buenos Aires, near the town of Cabildo and 30 km to the northwest of the city of Bahía Blanca and started its operations in September 2019.

It has a total installed capacity of 41.8 MW, from 11 wind turbines, supplied by Vestas, of 3.8 MW each.

Electricity Generation from our Photovoltaic Plant

Solar Farm Guañizuil IIA

Proener acquired 100% of the capital stock and votes of Cordillera Solar VIII S.A. (currently, CP Cordillera Solar S.A.), and Scatec Equinor Solutions Argentina S.A. (currently, CP Servicios Renovables S.A.), owner and operator, respectively, of the Guañizuil IIA photovoltaic plant located in the Province of San Juan. The photovoltaic plant has an installed capacity of 117 MW dc /105 MW ac.

We successfully participated in CAMMESA’s auction for 10 MW of dispatch priority for our Parque Solar San Carlos Project under the MATER framework, located in San Carlos, Province of Salta. “See Item 4. A History and development of the Company—Renewable energy projects”

FONINVEMEM and Similar Programs

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

After the commercial authorization was granted to the Manuel Belgrano power plant (on January 7, 2010) and the San Martín power plant (on February 2, 2010), we started to collect monthly payments of the receivables. As of December 31, 2024, there is no balance owed to us under the FONINVEMEM arrangement relating to the sale of electric power to CAMMESA from 2004 through 2007. As of December 31, 2024, we owned 11.31% of TJSM and 12.72% of TMB. The operating companies have a variable revenue (US$1.00 per MW generated) and a fixed revenue to compensate for their operating costs. In 2024, we received no dividends from our equity interests. See “Item 3D. Risk Factors—Risks Relating to our Business—Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted” and “Item 4.B. Business Overview—Our Affiliates—Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)”.

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

During 2024 and 2023, we collected Ps. 83.66 billion and Ps. 83.78 billion, respectively in CVO receivables, in each case measured as of December 31, 2024.

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

Forestry assets

On December 27, 2022, our subsidiary Proener acquired 100.00% of the capital stock and votes of Forestal Argentina S.A. and Masisa Forestal S.A. (currently, Loma Alta Forestal S.A.) which own forestry assets, consisting of approximately 72,000 hectares in the provinces of Entre Ríos and Corrientes, of which approximately 43,000 hectares are planted with eucalyptus and pine trees.

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

Brigadier Lopez plant: The Brigadier Lopez Plant is located in the Province of Santa Fe, near the City of Sauce Viejo.

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

Our Customers

		For the year ended December 31,
Modality continuing operations	Main clients	2024
		(in thousands of Ps.)	(percentage of revenues)
		(in millions of U.S. dollars)
Spot Sales(2)	CAMMESA	356,845,619	48.34%
Term market Sales Under Contract	CAMMESA	183,790,758	24.90%
RenovAr Program	CAMMESA	69,328,414	9.39%
MATER sales under contracts	Cervecería y Maltería Quilmes S.A.I.C.A. y G. (subsidiary of AB Inbev); PBBPolisur S.A. (subsidiary of Dow Quemicals); Aguas y Saneamientos Argentinos S.A.; Minera Alumbrera Limited -Proyecto MARA – Glencore (subsidiary of Glencore in Argentina); Rayen Cura S.A.I.C – Verallia; Metrive – Sabrositos; N. Ferraris – Autoperforantes; INC – Carrefour; SCANIA, San Miguel; Frío Dock.	39,545,313	5.36%
Steam sales	YPF / T6 Industrial S.A.	39,511,074	5.35%
Forestry	Enrique Zeni & Cia Saciafei Gran Mandisovi S.A. A.C.B. Alimentos Coronel Baigorria Urcel Argentina S.A. Borgo Horacio Rene	21,849,750	2.96%
Revenues from CVO thermal plant management	Fideicomiso Central Vuelta de Obligado	15,307,807	2.07%
Other	YPF	6,086,260	0.82%
Energía Plus sales under contracts	Pbbpolisur S.A. – Bahia Blanca (Subsidiary Of Dow Chemical Company); Diaser S.A. – Bioetanol Plant; Aces – Hospital Universitario Austral; Frio Dock S.A.; N Ferraris S.A; Marlew S.A.- Ezeiza; H.J. Navas Y Cia Sacia; Bolsapel; Pet Foods Saladillo S.A.; Ceres Agropecuaria S.A.; Acon Timber S.A.U.; Bio Sidus S.A.; Bco. Patagonia; Andres Lagomarsino E Hijos; Sinteplast S.A.; Plasticos Romano S.A.	5,904,741	0.81%
__________________
Notes:-
(1)	Includes sales of energy and power to CAMMESA remunerated under Resolution No. 59/23, Resolution 869/2023, Resolution No. 9/2024, Resolution No. 99/2024, Resolution No, 193/2024, Resolution No. 233/2024, Resolution No. 285/2024, Resolution No. 20/2024, resolution No. 294/2024 and Resolution No. 387/2024 (See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”).

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

85

__________________

Source: CAMMESA.

Seasonality of Water Resources and Electricity Generation of Piedra del Águila

The availability of water is the key factor for determining Piedra del Águila’s electric power generation capacity and is tied to annual and seasonal changes in rains in the upstream mountain area of Piedra del Águila. Water levels generally increase between May and December due to the winter rains and the spring thaw, and we are able to produce more energy over such periods. The following graphic breaks down our average hydroelectric energy production over the last seven years on a month-by-month basis:

__________________

Source: CAMMESA.

Seasonality of Wind and Solar Resources and Electricity Generation of Achiras, La Castellana I, La Castellana II, La Genoveva I, La Genoveva II, Manque and Los Olivos wind farms and Guañizuil II solar farm

The availability of wind resources is the key factor for determining the wind farms electric power generation capacity and is tied to annual and seasonal changes in wind speed in the areas where each farm is located. Wind speed is generally higher between May and September, and we are able to produce more energy over such periods. For additional information on environmental issues that may affect our operations, see “Item 3.D.—Risk Factors—Risks relating to Our Business—Our ability to operate wind and solar farms profitably is highly dependent on suitable wind or sun and associated weather conditions, climate change and energy transition could affect our business”.

The following graphic shows the energy production of our wind farms on a month-by-month since inception and until December 2024:

__________________

Source: CAMMESA

Competition

The demand for electric power in Argentina is served by a variety of generation companies, both state-owned and private-owned. These companies pursue the right to supply generation capacity and electric power and to develop projects to serve the demand for electric power in Argentina. Some of our foreign competitors are substantially larger and have substantially greater resources than our company. Because of the significant gap between the demand and supply of electric power in Argentina, voluntary and forced blackouts at times of seasonal peak consumption have occurred. During 2024, specifically in February, there was a historic demand peak recorded totaling 29,653 MW. In 2024, 4,654 GWh were imported, representing a 25.43% decrease in energy imports as compared to 2023.

Our primary competitors in the electric power generation market are Pampa Energía S.A., The AES Corporation, YPF EE, MSU Energy, Albanesi, and GENNEIA.

Below we detail the installed capacity of the main private sector generators in Argentina, as of December 31, 2024:

	Power (MW)
Central Puerto	6.703	(1)
Pampa Energía S.A.	4,991	(2)
The AES Corporation	3,620	(3)
YPF EE	3,575	(4)
MSU Energy	1,741	(5)
Albanesi	1,706	(6)
GENNEIA	1,271	(7)
__________________
Notes:-
(1)	Based on company’s financial statements as of and for the year ended December 31, 2024. Data from CAMMESA. Does not include Foninvemem.
(2)	Source: Institutional website and data from the CAMMESA website. It is considered 50% of the equity stake in Ensenada de Barragán. Does not include Foninvemem.
(3)	Source: Institutional website and data from the CAMMESA website. AES (2,985 MW) + Termoandes CT with 642.7MW of installed power is considered (CAMMESA). Does not include Foninvemem.
(4)	Source: Institutional website and data from the CAMMESA website. Includes YPF Luz + YPF EE. Does not include Foninvemem.
(5)	Source: Institutional website and data from the CAMMESA website. MSU absorbs these assets (Lujan, San Pedro, Las Palmas, Matheu) (owned by Araucaria Energy) after agreeing to a corporate restructuring with shareholders to avoid bankruptcy of the company.
(6)	Source: Institutional website and data from the CAMMESA website.
(7)	Source: Institutional website and data from the CAMMESA website.

For more information about our market share please See “Item 4. Business Overview—Our Competitive Strengths”:

Our efficiency levels compare favorably to those of our competitors due to our efficient technologies. The following chart shows the efficiency level of our most important generating units compared to the units of the rest of the market based on heat rate, which is the amount of energy used by an electrical generator or power plant to generate one kWh of electric power:

__________________

Source: CAMMESA’s seasonal programing.

We are also one of the largest consumers of natural gas in Argentina’s electric power sector, as well as the one of the largest consumers of fuel oil, gas oil and biodiesel. Although CAMMESA is our current supplier of fuels, we have developed business relationships over the years with strategic companies from the oil and gas and the biofuel sectors, and in the past have participated in certain joint ventures with some of them.

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
3.	C Commercial Excess Liability (CPSA only)
This coverage protects against the same risks described in the previous bullet point but covers “in excess” of the coverage limit of the underlying primary insurance for a combined limit (concurrent in all locations) of up to US$50,000,000.

4.	Port Operators Liability (CPSA only)
Covers CPSA’s liability to third parties for Personal Injury or Property Damage as a result of an occurrence or event in connection with day-to-day Port Operator Activities.

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

7.	Worker’s Compensation
This coverage provides wage replacement and medical benefits to employees injured in the course of employment and/or while commuting to and from work.

8.	Compulsory Life Insurance
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

In August 2024, TÜV Rheinland completed a series of ISO recertification audits. The details of the certificates are the following:

Standard: ISO 14001/2015

Certificate Register. No.: 01 10406 1629668

Certificate Holder: Central Puerto S.A. Av. Tomas Edison 2701 Ciudad Autónoma de Buenos Aires Argentina.

Scope: Generation of electric energy from: hydraulic energy, thermal energy (gaseous and liquid fuel), wind energy, photovoltaic energy. Steam production. Operation and maintenance of extra high voltage line.

Validity: The certificate is valid from 2022-08-18 until 2025-07-12

Including the locations:

No:	Name/Location	Scope
1	Central Planta Buenos Aires Av. Thomas Edison 2701 Ciudad Autónoma de Buenos Aires	Generation of electric energy from: thermal energy (gaseous and liquid fuels).
2	Central Mendoza Parque Industrial Provincial, Ruta 84 s/n, Lujan de Cuyo, Provincia de Mendoza	Generation of electric energy from: thermal energy (gaseous and liquid fuels). Steam production.
3	Central Hidroeléctrica Piedra del Águila Ruta Nacional 237, Km 1450.5 8315 Piedra del Águila Provincia de Neuquén	Generation of electric energy from: hydraulic energy
4	c/o Central Puerto S.A. – for its subsidiary Parque Eólico Achiras, Lote 325, Parcela 1274 (Latitude 33° 12’ 44,23’’S, Longitude 65° 5’ 16,52’’O), Achiras, Córdoba – Argentina	Generation of electric energy from: wind energy.
5	c/o Central Puerto S.A. – for its subsidiary Parque Eólico La Castellana, Camino rural a la altura de la RN 3, Km 712,5 (Latitud 38° 38’22,40’’ S, Longitud 62° 43’1,04’’ O), Villarino, Buenos Aires–- Argentina	Generation of electric energy from: wind energy.
6	Planta Brigadier Lopez Ruta 11 Km 455 3017 Parque Industrial Sauce Viejo, Calle 8, Colectora Norte Santa Fe–- Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels).
7	c/o Central Puerto S.A. – for its subsidiary Parque Eólico La Castellana II Ruta 3 km 712,5 sobre camino vecinal, Villarino, Buenos Aires–- Argentina.	Generation of electric energy from: wind energy.

8	c/o Central Puerto S.A. – for its subsidiary Parque Eólico La Genoveva II Ruta 51 Km 705, Cabildo, Buenos Aires–- Argentina	Generation of electric energy from: wind energy.
9	c/o Central Puerto S.A. – for its subsidiary Parque Eólico Manque (Latitude 33°13’35.26”S; Longitude 65° 4’38.69”O), Achiras. Córdoba – Argentina	Generation of electric energy from: wind energy.
10	c/o Central Puerto S.A. – for its subsidiary Parque Eólico Los Olivos (Latitude 33°13’50.34”S; Longitude 65° 2’59.94”O) Achiras. Córdoba – Argentina	Generation of electric energy from: wind energy.
11	c/o Central Puerto S.A. – for its subsidiary Parque Eólico La Genoveva I Ruta 51 Km 705, Cabildo, Buenos Aires, Argentina	Generation of electric energy from: wind energy.
12	Planta Cogeneración San Lorenzo Combate Punta Quebracho s/n (esquina Vucetich), zona rural Puerto Gral. San Martín, Santa Fe, Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels). Operation and maintenance of extra high voltage line (EVL)
13	Central Puerto S.A. – Guañizuil II A. Ruta Nacional 150 Km 304, Las Flores, San Juan, Argentina	Generation of electric energy from: photovoltaic energy

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

Safety and Hygiene

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

In August 2024, TÜV Rheinland completed a series of ISO recertification audits to expand the scope of the existing certificates and include two new sites: Lujan de Cuyo and San Lorenzo. As of the date of this annual report, we hold the following certificates:

Standard: ISO 45001/2018

Certificate Register. No.: 01 21306 2329655

Certificate Holder: Central Puerto S.A. Calle 8 Colectora Norte, Ruta 11, Km455 Parque Industrial Sauce Viejo 3017 Santa Fe, Argentina.

Scope: Generation of electric energy from: hydraulic energy, thermal energy (gaseous and liquid fuel) and wind Energy. Steam production. Operation and maintenance of extra high voltage line.

Validity: The certificate is valid from 2024-10-21 until 2027-10-04.

Including the locations:

No:	Name/Location	Scope
1	Central Hidroeléctrica Piedra del Águila Ruta Nacional 237, Km 1450.5 8315 Piedra del Águila Provincia de Neuquén	Generation of electric energy from: hydraulic energy
2	Central Puerto S.A. – Planta Brigadier Lopez Ruta 11 Km 455 3017 Parque Industrial Sauce Viejo, Calle 8, Colectora Norte Santa Fe–- Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels).
3	c/o Central Puerto S.A.–- para su subsidiaria Parque Eólico Achiras Lote 325, Parcela 1274 Lat 33° 12’ 44,23’’S, Long 65º 5’ 16,52 ’’ O Córdoba-Achiras, Argentina	Generation of electric energy from: wind energy.
4	c/o Central Puerto S.A.–- para su subsidiaria Parque Eólico La Castellana Camino rural altura de la RN 3, Km 712,5’Lat. 38º 38 ́ 22,40’’S Long. 62º 43 ́1,04 ́ ́ O–- Villarino, Buenos Aires Argentina	Generation of electric energy from: wind energy.
5	c/o Central Puerto S.A. para su subsidiaria Parque Eólico La Castellana II Ruta 3 km 712,5 sobre camino Vecinal Villarino, Buenos Aires, Argentina	Generation of electric energy from: wind energy.
6	c/o Central Puerto S.A. para su subsidiaria Parque Eólico La Genoveva II Ruta 51 Km 705 Cabildo, Buenos Aires, Argentina	Generation of electric energy from: wind energy.
7	c/o Central Puerto S.A. para su subsidiaria Parque Eólico Manque (Latitud 33°13’35.26”S; Longitud 65° 4’ 38.69”O) Achiras, Córdoba, Argentina	Generation of electric energy from: wind energy.

8	c/o Central Puerto S.A. para su subsidiaria Parque Eólico Los Olivos (Latitud 33°15’50.34”S; Longitud 65° 2’59.94”O) Achiras, Córboba, Argentina	Generation of electric energy from: wind energy.
9	c/o Central Puerto S.A. para su subsidiaria Parque Eólico Vientos La Genoveva I Ruta 51 Km 705 Cabildo, Buenos Aires Argentina	Generation of electric energy from: wind energy.
10	Central Puerto S.A – Planta Mendoza (Centrales Lujan de Cuyo y Cruz de Piedra) Ruta 84 S/N Parque Industrial Provincial 5507 Lujan de Cuyo, Mendoza, Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels).
11	Central Puerto S.A – Planta Cogeneración San Lorenzo. Combate punta quebracho s/N, zona rural, Puerto Gral. San Martín, Santa Fe, Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels). Stem production and Operation and Maintenance of extra high voltage line

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
• Nuevo Puerto plant: Environmental Management System with ISO 14001/2015 certificate and Quality Management System with ISO 9001/2015 certificate
• Puerto Nuevo plant: Environmental Management System with ISO 14001/20015 certificate and Quality Management System with ISO 9001/2015 certificate
• Puerto Nuevo plant: Environmental Management System with ISO 14001/20015 certificate and Quality Management System with ISO 9001/2015 certificate
Certification body: From 2004 through 2015: IRAM From 2016-2025: TÜV Rheinland
• Luján de Cuyo plant: Environmental Management System with ISO 14001/2015 certificate and Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001/2018 (through Aug 2024) certificate.
Certification body: From 2004 through 2015: SGS From 2016 through 2025: TÜV Rheinland

• Piedra del Águila plant: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001:2018 (through March 2021) certificate

Certification body: From 2004 through 2015: IRAM From 2016 through 2023 (through 2024 to ISO 45001): TÜV Rheinland

• Brigadier Lopez plant: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001:2018 (through March 2021) certificate
Certification body: From 2019 through 2023 (through 2024 to ISO 45001): TÜV Rheinland

• Wind Farms Achiras, La Castellana I, La Castellana II and La Genoveva II: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001:2018 (through July 2022) certificate.
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
Certification body: From 2024 through 2027: TÜV Rheinland

• Cogeneración San Lorenzo: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001/2018 (through July 2024) certificate.
Certification body: From 2021 through 2023: TÜV Rheinland

•        Central Costanera Complex: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Health Management System with ISO 45001/2018.

Certification body:

From 2024 through 2027: TÜV Rheinland

• Cordillera Solar Complex: Environmental Management System with ISO 14001/2015 certificate,

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

General Overview of Legal Framework

Key Statutes and Complementary Regulations

The body of rules that constitutes the basic regulatory framework of the Argentine electric power sector currently in force are the following: (i) Law No. 15,336, enacted on September 20, 1960, as amended by Law No. 24,065, passed on December 19, 1991, partially promulgated by Decree No. 13/92, and regulated by Decree No. 1398/92 and Decree No. 186/95 (collectively, the “Regulatory Framework”), (ii) Law 24,065 which implemented privatizations of government-owned companies in the electric power sector and separated the industry vertically into four categories: generation, transmission, distribution and demand, and it also provided for the organization of the WEM (described in greater detail below) based on the guidelines set forth in Decree No. 634/91; and (iii) Decree No. 186/95 also created the notion of “participant,” among which it is worth mentioning the “trader,” which is defined as a company that is not a WEM agent but trades electric power in bulk; (iv) Decree No. 55/23 declared an emergency in the generation, transportation and distribution segments of electric energy, as well as in the transportation and distribution of natural gas under federal jurisdiction, until December 31, 2024, which was then extended until July 9, 2025 by Decree No. 1023/2024, and it also instructed the Secretariat of Energy to develop, enact and implement a program of necessary actions, with the stated purpose of establishing price sanction mechanisms under competitive conditions, maintaining revenue levels and covering investment needs to guarantee the continued provision of public utilities for the transportation and distribution of electric power and natural gas; and (v) Law No. 27,742, which declared a public emergency in administrative, economic, financial and energy matters, and delegated a series of powers to the National Executive Branch for the duration of the emergency; Decree No. 1023/2024 extended the state of emergency concerning the energy sector, in relation to the segments of electricity generation, transmission and distribution under federal jurisdiction, as well as the transmission and distribution of natural gas and any actions arising therefrom, until July 9, 2025.

In addition to the regulations previously mentioned, it is important to highlight that, in response to the economic crisis that Argentina experienced between 2001 and 2002, the Argentine Government has declared, ever since, various public emergencies in the context of which a series of significant measures were introduced to the regulatory framework applicable to the electricity sector. These measures have had significant adverse effects on electricity generation, distribution and transmission companies.

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

98

•

Such intervention was subject to numerous extensions that remain in force to this date, by means of Decrees No. 1020/2020, 871/2021, 815/2022 and recently, Decree No. 55/2023 issued by the Milei administration, which ordered the intervention of the ENRE as from January 1, 2024, until the new members of the board of Directors are appointed.

•

Decree No. 55/2023, issued by the current administration, ordered the intervention of the ENRE as from January 1, 2024, until the new members of the board of Directors are appointed. More recently, Decree No. 1023/2024 maintained the intervention until the new members of the board of Directors of the Ente Nacional Regulador del Gas y la Electricidad (Argentine National Gas and Electricity Regulator) are appointed.

In July 2024, Law No. 27,742 established the creation of the Ente Nacional Regulador del Gas y la Electricidad (Argentine National Gas and Electricity Regulator), which, once constituted, will replace and assume the functions of the ENRE and ENARGAS, pursuant to art. 161. As of the date of this annual report, the new entity has not yet been constituted, and as a result, the ENRE remains operational under intervention.

The Secretariat of Energy

In addition to the ENRE, one of the main regulatory entities in Argentina is the Secretariat of Energy.

Its role is defined in Law No. 24,065 and Decree No. 50/2019. Pursuant to Decree No. 50/2019 (as amended, particularly by Decree No. 480/2022), the Secretariat of Energy, currently under the orbit of the Ministry of Economy, has overall responsibility of organizing the electricity industry and establishing the policies applicable to the sector, among other objectives according to Decree No. 293/2024. Within the scope of the Secretariat of Energy, the Undersecretariat of Electric Energy is in charge of assisting the enforcement authority.

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

It should be noted that, pursuant to Resolution No. 2022/2025, the Secretariat of Energy had the power to define the regulatory instructions and mandates that could be issued to CAMMESA. However, such power was revoked by Resolution No. 150/2024, published in the Official Gazette on July 10, 2024. The purpose was to gradually channel the National Electric Sector towards the guiding principles of the Regulatory Framework (especially Laws. No. 15,336 and 24,065) and reduce the intervention of the Argentine Government in the electric power market.

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

100

__________________

Source: CAMMESA.

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

Following the enactment of Resolution SE No. 95/2013, the incorporation of new PPAs in the term market was suspended, except for those power purchase agreements executed under certain special regimes. However, more recently, Resolution 21/2025 introduced a new exception to the temporary suspension and stipulated that, effective from January 1, 2025, projects for the generation, self-generation, or cogeneration of electricity from thermal, hydroelectric, or nuclear sources may enter into PPAs in the WEM, and manage them in accordance with the 'Procedures for the Scheduling of Operations, Load Dispatch, and Price Calculation’. See “Item 4.B. Business Overview— The Argentine Electric Power Sector—Remuneration Scheme” below.

In addition, it should be noted that in recent years, Argentina has prioritized the generation of electric power from renewable sources. In such regard, it has not only issued regulations intended to regulate and incorporate this type of energy into the WEM, but it has also promoted it by granting incentives in the form of tax benefits and preferential or subsidized tariffs.

In this regard, through the enactment of Law No. 26.190 in December 2006, amended and supplemented by Law No. 27.191, both regulated by Decree No. 531/2016, the generation of electric energy from the use of renewable energy sources for public service provision was declared to be of national interest. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Renewable Energy” below.

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

Afterwards, Resolution 1/19 was amended by (i) Resolution 31/20 (which re-established a remuneration scheme valued in Argentine pesos), (ii) Resolution 440/21, (iii) Resolution 238/22, (iv) Resolution 826/22, (v) Resolution 750/23, (vi) Resolution No. 869/23, (vii) Resolution 9/24, (viii) Resolution 99/24, (ix) Resolution 193/24, (x) Resolution 233/24, (xi) Resolution 285/24, (xii) Resolution 20/24 (issued by the Secretariat of Energy and Mining Coordination), (xiii) Resolution 387/24, (xiv) Resolution 603/24, (xv) Resolution 27/25, (xvi) Resolution 113/25 and (xvii) Resolution 143/25.

More recently, Resolution No. 21/2025, published in the Official Gazette on January 28, 2025, amended certain provisions of Resolution No. 95/2013. It established that the commercial management and fuel dispatch for thermal generators with supply contracts without the obligation of self-management will remain the responsibility of CAMMESA. However, for thermal generators operating in the spot market, the prohibition on acquiring their own fuel was lifted, with CAMMESA remaining as the supplier of last resort. Furthermore, it stipulated that the costs associated with managing proprietary fuels will be valued based on the reference prices declared in the 'Declaration of Variable Production Costs,' including freight, transportation, natural gas distribution, taxes, and related fees.

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
• Instruct the Secretariat of Energy to develop, implement, and enforce a program of necessary actions. The objective is to establish price sanction mechanisms under conditions of competition, maintain income levels, and cover investment needs to ensure the continuous provision of public services for the transmission and distribution of electricity and natural gas
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

Accordingly, on February 16, 2024, through Resolutions No. 101/2024 and 102/2024 of ENRE (amended by Resolutions No. 115/2024, 198/2024 and 199/2024), the Tariff Schedule for residential users Level 1, Level 2, Level 3 and other tariff categories were approved.

In addition, through Resolution No. 270/2024 the ENRE established the “Program for the Distribution Tariff Review in 2024”. The criteria and methodological aspects to be followed by EDENOR and EDESUR distributors to carry out the tariff studies in the Tariff Review process were established therein (pursuant to the provisions of Decree No. 55/2023, Section 45 of Law No. 24,065 and its regulations, and the respective Concession Agreements).

On May 24, 2024, we reported that within the framework of Resolutions No. 58/2024, 66/2024, and 77/2024 of the National Energy Secretariat, issued in connection with the debts of CAMMESA for economic transactions corresponding to the months of December 2023 and January and February 2024, we entered into an agreement with CAMMESA, by virtue of which outstanding debts were paid by CAMMESA as follows:

1.	The debts corresponding to the economic transactions for the months of December 2023 and January 2024 were paid through the delivery of public securities "BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS STEP UP 2038" (BONO USD 2038 L.A.) within ten (10) business days from the signing of the agreement; and

2.	The debts corresponding to the economic transaction for the month of February 2024 were paid with the funds available in the bank accounts enabled in CAMMESA within 48 hours from the signing of the agreement.

The aforementioned payment agreements do not affect the ordinary course of our business or our ability to pay and obtain financing.

On May 27, 2024, Decree No. 465/2024 determined the restructuring of the energy subsidy regimes of national jurisdiction in order to ensure a gradual, orderly and predictable transition towards a scheme that allows: (i) the transfer to users of the real costs of energy; (ii) the promotion of energy efficiency; and (iii) ensuring vulnerable residential users access to the necessary consumption of electricity, gas through networks and bottled gas. A Transition Period towards Targeted Energy Subsidies was established, from June 1 to November 30, 2024.

Law No. 27,742, on the other hand, and within the framework of the energy emergency declared in its Section 1, empowers the National Executive Branch to adjust the Regulatory Framework for a period of one year, in order to:

•	Promote the opening of international trade of electric energy, guaranteeing safety and reliability.
•	Ensure free commercialization and competition in the industry, allowing end users to choose their supplier.
•	Promote the economic dispatch of energy transactions based on hourly economic costs.
•	Adjust energy tariffs according to the real costs of supply in order to guarantee investment and the continuous provision of public services.
•	Explain the payment concepts for the end user and establish the distributor as the agent for the collection and withholding of amounts.
•	Guarantee the development of energy transportation infrastructure through open and competitive processes.
•	Modernize and professionalize the structures of the electric sector, reorganizing the Federal Electric Energy Council as a non-binding advisory body.

Moreover, Resolution No. 294/2024 of the Secretariat of Energy, published in the Official Gazette on October 2, 2024, established the 'Contingency and Preparation Plan for the Critical Months of the 2024/2026 Period' (the Contingency Plan). The Contingency Plan aims to prevent, reduce, and mitigate potential challenges in the energy supply during critical days within the 2024/2026 period, outlining specific actions to be carried out by the Ministry of Energy (SE) in the generation, transmission, and distribution sectors of electricity.

More recently, Decree No. 1023/2024 extended the state of emergency concerning the energy sector, in relation to the segments of electricity generation, transmission and distribution under federal jurisdiction, as well as the transmission and distribution of natural gas and any actions arising therefrom, until July 9, 2025

The FONINVEMEM and Similar Programs

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

However, Resolution No. 21/2025 from the Secretariat of Energy partially repealed the Energía Plus regime. The inclusion of new contracts or the renewal of contracts under this regime will only be possible until October 31, 2025. Existing contracts will continue in effect under the same terms until their completion.

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

ENARSA transfers

Decree No. 882/2017 instructed the former Ministry of Energy and Mining (acting as a shareholder of IEASA, now named ENARSA), to implement the necessary measures so that ENARSA sells, assigns or transfers its assets, rights and/or shares (as the case may be) related to Ensenada Barragan, Brigadier Lopez and Manuel Belgrano II thermal power plants and Compañía Inversora de Transmisión Eléctrica CITELEC S.A.

Pursuant to Decree No. 882/2017, the former Ministry of Energy and Mining was also instructed to implement the necessary measures and procedures to execute the sale, assignment or transfer (as the case may be) of (i) the Argentine Government’s shares in Central Puerto S.A. equity and the equity of other energy companies (Central Dique S.A., Central Térmica Güemes S.A., Centrales Térmicas Patagónicas S.A., TRANSPA and Dioxitek S.A), (ii) the rights held by the Argentine Government regarding the following power plants, companies and shares: Termoeléctrica Manuel Belgrano, Termoeléctrica José de San Martín (Central Timbúes), Termoeléctrica Vuelta de Obligado and Termoeléctrica Guillermo Brown.

The subsequent sales and transfers had to contemplate public and competitive procedures which had to protect the rights established in the companies’ bylaws and related corporate and contractual documentation.

The bidding terms and conditions of the bidding contest to transfer Ensenada Barragan and Brigadier Lopez power plants were approved by means of Resolution No. 289/2018 of the former Ministry of Energy and Mining. We submitted offers for both power plants, on February 27, 2019, and we were notified that we had been awarded Brigadier Lopez Power Plant, which was effectively transferred on June 14, 2019.

On June 14, 2019 the transfer agreement for the production unit part of Brigadier Lopez Plant and for the premises on which the Brigadier Lopez Plant is located, was executed, also including: (a) personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used in connection with the operation of the Brigadier Lopez Plant; (b) IEASA’s (now ENARSA) contractual position in the following contracts: (i) Turbogas and Turbosteam supplying contracts with CAMMESA, (ii) the Brigadier Lopez Financial Trust Agreement (as defined below), (iii) the long term maintenance agreement with Siemens, (iv) the spare part sales agreement with Siemens, (iv) insurance contracts; (c) permits and authorizations in effect related to the Brigadier Lopez Plant operation; and (d) Brigadier Lopez Plant employees.

The Brigadier Lopez Plant has a 280.50 MW Siemens gas turbine installed. It is expected that such gas turbines will be supplemented with a boiler and a steam turbine to complete the combined cycle, which will increase the Brigadier Lopez Plant capacity to 420 MW in the aggregate. The installation of all necessary items for the completion of the combined cycle has not been finalized as of the date of this annual report. Completion is expected to occur by the end of 2025 (see "See Item 4. A History and development of the Company—Purchase of the Brigadier Lopez Plant").

Under the above-mentioned trust agreement (the “Brigadier Lopez Financial Trust Agreement”), Central Puerto replaced ENARSA as the trustor of the Brigadier Lopez Financial Trust Agreement, and BICE Fideicomisos is the trustee. The financial debt balance of the trust as of June 14, 2019, was US$154,662,725. The amount paid on June 14, 2019, amounted to US$165,432,500, formed by a cash amount of US$155,332,500, plus an amount of US$10,100,000 settled through the assignment of LVFVD to ENARSA.

Under the terms of the trust agreement, the financial debt accrued interest at an annual rate equal to the greater of (i) LIBOR plus 5% or (ii) 6.25% and amortized principal on a monthly basis. BICE Fideicomisos, as the trustee, was in charge of the administration, and paid such debt, using for that purpose the proceeds from certain components of the sales of Brigadier Lopez power plant that were assigned to the Brigadier Lopez Financial Trust Agreement and were paid monthly directly from CAMMESA to the Brigadier Lopez Financial Trust Agreement. Additionally, there was a reserve account founded, for a total amount of two monthly debt services. In case of insolvency according to the Brigadier Lopez Financial Trust Agreement, creditors had no recourse against other assets of Central Puerto. As of the date of this annual report, this financial debt has been cancelled.

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

On September 23, 2015, Law No. 26,190 was amended by Law No. 27,191. The amendments seek to establish a legal framework to increase investments in renewable energies and foster the diversification of the electric power generation mix, increasing the participation of renewable sources. To such end, the law, among other things:

1.	sets renewable energies consumption targets for all of Argentina’s electric power consumers, with minimum percentages progressively increasing from 8% in 2017, to 20% in 2025;

2.	expands the tax benefits for eligible projects;

3.	establishes the Fund for the Development of Renewable Energies (Fondo para el Desarrollo de Energías Renovables o “FODER”, for its acronym in Spanish) as a trust fund for which the Argentine Government serves as the trustor, the Investment and Foreign Trade Bank (Banco de Inversión y Comercio Exterior or “BICE”, for its acronym in Spanish) serves as the trustee, and the owners of the approved investment projects are the beneficiaries. The trust fund will be allocated to finance eligible projects involving electric power generation from renewable sources; and

4.	establishes obligations for Large Users and large demand consumers (over 300 KW) to meet gradual targets through self-generation or the purchase of electrical energy from generators (either directly or through electric power distributors or electricity agents, or CAMMESA -the wholesale market operator-), with regulated prices until March 30, 2018, and thereafter as determined by the former Ministry of Energy and Mining (current Secretariat of Energy). In this respect, Resolution 281/2017 allows Large Users to purchase renewable energy from private generators.

Pursuant to Decree No. 531/16, the Argentine Government set forth general guidelines and principles for the development of energy projects, and delegated the procedures for compliance with energy targets, bids or auctions for the implementation of the FODER to the former Ministry of Energy and Mining. The most important aspects of these regulations are as follows:

1.	The Secretariat of Energy must be the enforcement authority of the law.

2.	The system is applicable to projects for the construction of new facilities or for expanding or upgrading existing ones, the acquisition of new or second-hand equipment, to the extent new assets, works and other services are used for the project and are directly connected to the project. Access to the system is allowed for projects for which, after having been selected under Resolutions Nos. 220/2007, 712/2009 and 108/2011 set forth by the Secretariat of Energy, construction has not yet begun and that have been selected by the enforcement authority and the executed agreement is terminated. Projects for which construction has begun may also be eligible to the extent amendments to the executed contracts are allowed, as required by the enforcement authority. The enforcement authority must establish the merit order for projects that have been approved and determine the granting of the promotional benefits for each project.

3.	The renewable energy consumption targets will be audited annually commencing on December 31, 2018, with a margin of error of 10% per year allowed.

4.

The enforcement authority will allocate funds from the FODER to projects that develop the value chain for the local production of power generating equipment, using renewable energy sources, parts or components.

More recently, pursuant to Resolution No. 27/2025, the Ministry of Defense established the Unit for the Cooperation of Renewable Energies (Unidad de Cooperación para la Producción de Energías Renovables or “UCOPER”, for its acronym in Spanish), which is tasked with coordinating, designing, planning, and executing renewable energy policies and projects. Its responsibilities encompass the assessment of resources, the implementation of logistical and information systems, the preparation of semi-annual reports, the development of guidelines and terms of reference, and the facilitation of cooperation agreements and technical assistance with public and private entities.

Tax Benefits Under Law No. 26,190

The former regime includes the following tax benefits:

•	Early refund of the VAT on the project’s new depreciable assets or infrastructure works: the VAT as invoiced to the beneficiaries on the purchase, production, manufacture or final import of capital goods or the execution of infrastructure works shall be credited against other taxes by the ARCA as soon as at least three fiscal periods have elapsed, as counted from the fiscal period in which the investments were made, or it shall be recoverable in the term provided upon approving the project, under conditions and with the guarantees set forth in that respect.

•	Accelerated asset depreciation for purposes of income tax: the beneficiaries may apply depreciations on the investments associated with the projects subsequent to their approval and under the terms set forth therein. These depreciations are subject to a differential treatment depending on their timing, within the first, second or third twelve-month period after project approval. This alternative is subject to the condition that the assets are to remain as property of the project holder for at least three years.

•	Non-calculation of the minimum presumed income tax provided by Law No. 25,063 on the assets allocated to the projects initiated under the system created by the renewable energy law: this benefit applies to the three fiscal periods preceding the completion of the relevant project. The assets must be connected to the relevant project and must be acquired by the company after the approval of the project. Pursuant to Law No. 27,260, passed by the Argentine Congress on June 29, 2016, the minimum presumed income tax was eliminated for tax periods beginning as of January 1, 2019.

Tax benefits under Law No. 27,191

Law No. 26,190, as amended by Law No. 27,191, together with Decree No. 531/2016 and the regulations of the former Ministry of Mining and Energy, set forth the National Promotional Regime for the Use of Renewable Sources of Energy (the “Promotional Regime”). The Promotional Regime includes the following tax benefits:

1.	Early refund of VAT and accelerated depreciation of assets for income tax purposes, with beneficiaries being able to apply for both benefits simultaneously, subject to reduced benefits based on the actual commencement date of the project’s execution.

2.	Extension to ten years of the tax loss carry forward term. Tax loss carry forwards arising from the promoted activity may only be set off against net income arising from the same activity.

3.	Exclusion of assets connected to the activity subject to the Promotional Regime from the taxable base related to the minimum presumed income tax until the eighth fiscal year following the project’s commencement (inclusive of the first year). Excluded assets are those connected to the project subject to the Promotional Regime and included in the owner’s net worth after the approval of such project. Pursuant to Law No. 27,260, the minimum presumed income tax was repealed effective as of the fiscal periods beginning on or after January 1, 2019.

4.	A 10% exemption on tax on the dividends distributed by the companies that own the projects subject to the Promotional Regime, which are reinvested in new infrastructure projects within Argentina. This tax was eliminated under the terms of Law No. 27,260. The exemption would not apply to the tax applicable to the net gain derived from dividends and profits distributed by Argentine entities to individuals, undivided estates, and beneficiaries abroad, established by the enactment of Law No. 27,430 and amendments, currently subject to a 7% withholding tax on the amount of such dividends.

5.	Tax certificate applicable to the payment of income tax, VAT, minimum presumed income tax and excise taxes for an amount equal to 20% of the value of components of electromechanical facilities made in Argentina, provided that at least 60% of the components (excluding civil works) are made in Argentina. Where there is insufficient or a lack of production in Argentina, the percentage is reduced to 30%. The assignment of the tax certificate is conditioned upon the fact that the taxpayer cannot have liquidated debts due and payable to the ARCA. The tax credit certificate may be transferred to third parties only once.

6.	Other benefits, including the possibility of shifting increased costs arising from tax increases to the price of the renewable energy sold and exemptions established after the execution of said contracts. In the contracts executed by CAMMESA, the generator has the right to request recognition of a new price for the energy supplied when there are increases in taxes, rates, contributions or federal, provincial or municipal charges. For such purposes, CAMMESA must be provided with the information and documentation necessary to assess the adjustment of the value of the energy supplied. Decree No. 531/2016 details the definition and scope of the above-mentioned fiscal increases. The request for recognition of the new price due to fiscal increases, together with proof of the information and documentation, is subject to an automatic expiration period.

7.	Exemption from import duties and the statistical rate for the import of new capital assets, special equipment and related parts and components that are necessary for, among other things, the execution of the project. This benefit was valid until December 31, 2017.

8.	Exemption from special taxes, fees and royalties of any jurisdiction imposed on the access to and use of renewable sources of energy within participating jurisdictions until December 31, 2025, excluding potential fees payable on the use of the state-owned land where the projects are based. Those who wish to participate in the Promotional Regime must waive the benefits afforded by previous systems under Laws No. 25,019 and 26,360, and the projects that benefitted from such systems may only have access to the Promotional Regime if the works committed under the contracts executed thereunder have not commenced as of the date of the application.

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

Moreover, Resolution No. 281 established the National Registry of Renewable Energy Power Generation Projects (Registro Nacional de Proyectos de Generación de Energía Eléctrica de Fuente Renovable or “RENPER”, for its acronym in Spanish) for the registration of all projects related to power generation, cogeneration, and self-generation of electrical energy from renewable sources.

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

117

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

Partial enablement of projects with dispatch priority: Those who have obtained dispatch priority and carry out partial commercial enablement regarding the total capacity assigned with priority shall pay the Dispatch Priority Reservation fee exclusively for the capacity that has not obtained commercial enablement at the beginning of the corresponding payment obligation period. For this, the accumulated commercially enabled capacity must be at least 50% of the capacity assigned with dispatch priority (art. 20 Disposition 1/2019 of the former Subsecretariat of Renewable Energies).

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

Pursuant to the RenovAr regulatory framework, we were awarded 3 wind projects: La Castellana I in Round 1, Achiras in Round 1.5, and La Genoveva I in Round 2.0. The wind farm La Castellana I reached commercial operation date (COD), in August 2018, and Achiras reached commercial operation date on September 2018 while La Genoveva I in November 2020. The following table shows the main characteristics of each of the wind farms:

	La Castellana I	Achiras	La Genoveva I
Location	Province of Buenos Aires	Province of Córdoba	Province of Buenos Aires
Status	In operation	In operation	In operation
Commercial operation date / Expected commercial operation date	August 18, 2018	September 20, 2018	November 21, 2020
Awarded power capacity in the bidding process(1)	99 MW	48 MW	86.60 MW
Current/Expected power capacity(1)	100.80 MW	48 MW	88.2 MW
Regulatory Framework	RenovAr 1.0	RenovAr 1.5	RenovAr 2.0
Awarded price per MWh	US$61.50	US$59.38	US$40.90
Contract length	20 years, starting from commercial operation	20 years, starting from commercial operation	20 years, starting from commercial operation
Power purchase agreement signing date	January 2017	May 2017	July 2018
Number of units	32 wind turbines	15 wind turbines	21 wind turbines
Wind turbine provider	Acciona Wndpower—Nordex	Acciona Wndpower—Nordex	Vestas
__________________
Notes:-
(1)	The companies that were awarded with project during the bidding process were authorized pursuant to the conditions of such bidding process to introduce minor changes in the power capacity of the project.

Remuneration Scheme

The Current Remuneration Scheme for generators (Spot Sales)

 The current remuneration scheme for generators engaged in spot sales was initially established through the Secretariat of Energy's Resolution 31/20 on February 27, 2020. This resolution introduced a remuneration framework in Argentine pesos applicable to Authorized Generators operating within the Wholesale Electricity Market. This scheme has been amended by multiple resolutions aiming at fine-tuning the remuneration values in response to market conditions.

Amendments include Res. No. 440/2021, Res. No. 238/2022, and Res. No. 826/2022 through 2022, extending through Res. No. 750/2023, Res. No. 869/2023, Res. No. 9/2024, Res. No. 99/2024, Res. No. 193/2024, Res. No. 233/2024, Res. No. 285/2024, Res. No. 20/2024 and Res. No. 387/2024 during 2023 and 2024. During 2025, as of the date of this annual report, additional amendments have been issued, including Res. 27/25, Res. 113/25 and Res. 143/25. Each resolution featured incremental updates to the remuneration values for power and energy generation that is not bound by electricity supply contracts. It highlighted continuous adaptations consistent with the Secretariat's agenda to balance fiscal and operational needs in the electricity sector.

In addition, Res. No. 59/2023, issued in February 2023, introduced a specialized price scheme for thermal power plants categorized as "Combined Cycles." Generating agents who are not tied into electricity supply contracts were encouraged to adhere to a "Power Availability and Efficiency Improvement Agreement" with CAMMESA, facilitating the investments necessary for maintaining machinery. These agents had to submit applications to CAMMESA within 90 days following the resolution's publication.

Further strategic adjustments followed the emergency declared by Decree No. 55/2023, as amended, culminating in Res. No. 143/2025 in April 2025. This resolution replaced Annexes I to V of Res. No. 113/2025 and established values applicable for various types of generation, including thermal generation within MEMSTDF, authorized thermal generation, authorized hydroelectric generation, and other energy sources like renewables. It also provided criteria for financing repayment concerning significant maintenance tasks.

The following is a chronological list of the latest Secretariat of Energy Resolutions for the Spot Market:

Secretariat of Energy Resolution #/Year	Valid From	Through
Res. 440/2021	Feb-21	Jan-22
Res. 238/2022	Feb-22	Oct-22
Res. 826/2022	Nov-22	Aug-23
Res. 750/2023	Sep-23	Oct-23
Res. 869/2023	Nov-23	Jan-24
Res. 009/2024	Feb-24	May-24
Res. 099/2024	Jun-24	Jul-24
Res. 193/2024	Aug-24	Aug-24
Res. 233/2024	Sep-24	Sep-24
Res. 285/2024	Oct-24	Oct-24
Res. 020/2024 (issued by the Secretariat of Energy and Mining Coordination)	Nov-24	Nov-24
Res. 387/2024	Dec-24	Dec-24
Res. 603/2024	Jan-25	Jan-25
Res. 027/2025	Feb-25	Feb-25
Res. 113/2025	Mar-25	Apr-25
Res. 143/2025	Apr-25	-

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

	PrecBasePot (Ps./MW-month)
Technology/ Scale	Res. 869/23	Res. 9/24	Res. 99/24	Res. 193/24	Res. 233/24	Res. 285/24	Res. 20/24	Res. 387/24	Res. 603/24	Res. 27/25	Res. 113/25	Res. 143/25
	Jan	Feb	Jun	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr
Combined-cycle Large > 150 MW.	617,377	1,073,619	1,342,024	1,382,285	1,451,399	1,490,587	1,580,022	1,659,023	1,725,384	1,794,399	1,821,315	1,848,635
Combined-cycle Small <= 150 MW	688,220	1,196,815	1,496,019	1,540,900	1,617,945	1,661,630	1,761,328	1,849,394	1,923,370	2,000,305	2,030,310	2,060,765
Steam Turbine Large > 100 MW	880,520	1,531,224	1,914,030	1,971,451	2,070,024	2,125,915	2,253,470	2,366,144	2,460,790	2,559,222	2,597,610	2,636,574
Steam Turbine Small <= 100 MW	1,052,573	1,830,424	2,288,030	2,356,671	2,474,505	2,541,317	2,693,796	2,828,486	2,941,625	3,059,290	3,105,179	3,151,757
Gas Turbine Large > 50 MW	718,586	1,249,621	1,562,026	1,608,887	1,689,331	1,734,943	1,839,040	1,930,992	2,008,232	2,088,561	2,119,889	2,151,687
Gas Turbine Small <= 50 MW	931,122	1,619,221	2,024,026	2,084,747	2,188,984	2,248,087	2,382,972	2,502,121	2,602,206	2,706,294	2,746,888	2,788,091
Internal Combustion Engines>42 MW	1,052,573	1,830,424	2,288,030	2,356,671	2,474,505	2,541,317	2,693,796	2,828,486	2,941,625	3,059,290	3,105,179	3.151,757

Remuneration for Available Capacity: the price to remunerate capacity from thermal sources will be determined pursuant to the following values of capacity base price (PrecBasePot) and price of guaranteed capacity (PrecPotDIGO). Until Resolution 283/22, it also applied a Utilization Factor (FU).

	PrecPotDIGO Summer/Winter (Ps./MW-month)
	Res. 869/23	Res. 9/24	Res.9 9/24	Res. 193/24	Res. 233/24	Res. 285/24	Res. 20/24	Res. 387/24	Res. 603/25	Res. 27/25	Res. 113/25	Res. 143/25
Technology/Scale	Jan	Feb	Jun	Aug	Sep	Oct	Nov	Dec	Jan.	Feb.	Mar.	Apr.
Combined-cycle Large > 150 MW	2,208,193	3,840,051	4,800,060	4,944,062	5,191,265	5,331,429	5,651,315	5,933,881	6,171,236	6,418,085	6,514,356	4,959,055
Combined-cycle Small <= 150 MW	2,208,193	3,840,051	4,800,060	4,944,062	5,191,265	5,331,429	5,651,315	5,933,881	6,171,236	6,418,085	6,514,356	6,612,071
Steam Turbine Large > 100 MW	2,208,193	3,840,051	4,800,060	4,944,062	5,191,265	5,331,429	5,651,315	5,933,881	6,171,236	6,418,085	6,514,356	6,612,071
Steam Turbine Small <= 100 MW	2,208,193	3,840,051	4,800,060	4,944,062	5,191,265	5,331,429	5,651,315	5,933,881	6,171,236	6,418,085	6,514,356	6,612,071
Gas Turbine Large > 50 MW	2,208,193	3,840,051	4,800,060	4,944,062	5,191,265	5,331,429	5,651,315	5,933,881	6,171,236	6,418,085	6,514,356	6,612,071
Gas Turbine Small <= 50 MW	2,208,193	3,840,051	4,800,060	4,944,062	5,191,265	5,331,429	5,651,315	5,933,881	6,171,236	6,418,085	6,514,356	6,612,071
Internal Combustion Engines>42 MW	2,208,193	3,840,051	4,800,060	4,944,062	5,191,265	5,331,429	5,651,315	5,933,881	6,171,236	6,418,085	6,514,356	6,612,071

	PrecPotDIGO Remaining Periods (Ps./MW-month)
	Res. 869/23	Res. 9/24	Res.9 9/24	Res. 193/24	Res. 233/24	Res. 285/24	Res. 20/24	Res. 387/24	Res. 603/25	Res. 27/25	Res. 113/25	Res. 143/25
Technology/Scale	Jan	Feb	Jun	Aug	Sep	Oct	Nov	Dec	Jan.	Feb.	Mar.	Apr.
Combined-cycle Large > 150 MW	1,656,146	2,880,038	3,600,048	3,708,049	3,893,451	3,998,574	4,238,488	4,450,412	4,628,428	4,813,565	4,885,768	4,959,055
Combined-cycle Small <= 150 MW	1,656,146	2,880,038	3,600,048	3,708,049	3,893,451	3,998,574	4,238,488	4,450,412	4,628,428	4,813,565	4,885,768	4,959,055
Steam Turbine Large > 100 MW	1,656,146	2,880,038	3,600,048	3,708,049	3,893,451	3,998,574	4,238,488	4,450,412	4,628,428	4,813,565	4,885,768	4,959,055
Steam Turbine Small <= 100 MW	1,656,146	2,880,038	3,600,048	3,708,049	3,893,451	3,998,574	4,238,488	4,450,412	4,628,428	4,813,565	4,885,768	4,959,055
Gas Turbine Large > 50 MW	1,656,146	2,880,038	3,600,048	3,708,049	3,893,451	3,998,574	4,238,488	4,450,412	4,628,428	4,813,565	4,885,768	4,959,055
Gas Turbine Small <= 50 MW	1,656,146	2,880,038	3,600,048	3,708,049	3,893,451	3,998,574	4,238,488	4,450,412	4,628,428	4,813,565	4,885,768	4,959,055
Internal Combustion Engines>42 MW	1,656,146	2,880,038	3,600,048	3,708,049	3,893,451	3,998,574	4,238,488	4,450,412	4,628,428	4,813,565	4,885,768	4,959,055

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

Being kFM: hours of the month outside agreed maintenance/hours of the month.

Energy Remuneration

Energy remuneration is comprised of two items: (i) generated energy and (ii) operated energy. This remuneration is determined at the connection node of the generator.

In case of generators that declare DIGO, their capacity remuneration is determined by using the following, which has been valid since Resolution 440/2021 and the subsequent resolutions (currently valid through Resolution 143/2025):

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

Remuneration for Generated Energy

For conventional thermal generation, a maximum value (depending on the kind of fuel used by the generation unit “g”) will be considered in concept of non-fuel variable costs (CostoOYMxComb), as indicated in the below chart, for the energy delivered in each hour:

Energy price - Resolution No. 869/23 (Nov)

	CostoOYMxComb
Technology/Scale	Natural Gas	Fuel Oil/ Gas Oil	BioComb	Mineral Coal
	(Ps./MWh)
Combined-cycle Large > 150 MW	1,473	2,578	3,681	—
Combined-cycle Small <= 150 MW	1,473	2,578	3,681	—
Steam Turbine Large > 100 MW	1,473	2,578	3,681	4,417
Steam Turbine Small <= 100 MW	1,473	2,578	3,681	4,417
Gas Turbine Large > 50 MW	1,473	2,578	3,681	—
Gas Turbine Small <= 50 MW	1,473	2,578	3,681	—
Internal Combustion Engines>42 MW	1,473	2,578	3,681	—

Energy price – Resolution No. 9/24 (Feb)

	CostoOYMxComb
Technology/Scale	Natural Gas	Fuel Oil/ Gas Oil	BioComb	Mineral Coal
	(Ps./MWh)
Combined-cycle Large > 150 MW	2,562	4,483	6,401	—
Combined-cycle Small <= 150 MW	2,562	4,483	6,401	—
Steam Turbine Large > 100 MW	2,562	4,483	6,401	7,681
Steam Turbine Small <= 100 MW	2,562	4,483	6,401	7,681
Gas Turbine Large > 50 MW	2,562	4,483	6,401	—
Gas Turbine Small <= 50 MW	2,562	4,483	6,401	—
Internal Combustion Engines>42 MW	2,562	4,483	6,401	—

Energy price – Resolution No. 99/24 (Jun)

	CostoOYMxComb
Technology/Scale	Natural Gas	Fuel Oil/ Gas Oil	BioComb	Mineral Coal
	(Ps./MWh)
Combined-cycle Large > 150 MW	3,203	5,604	8,001	—
Combined-cycle Small <= 150 MW	3,203	5,604	8,001	—
Steam Turbine Large > 100 MW	3,203	5,604	8,001	9,601
Steam Turbine Small <= 100 MW	3,203	5,604	8,001	9,601
Gas Turbine Large > 50 MW	3,203	5,604	8,001	—
Gas Turbine Small <= 50 MW	3,203	5,604	8,001	—
Internal Combustion Engines>42 MW	3,203	5,604	8,001	—

Energy price – Resolution No. 193/24 (Aug)

	CostoOYMxComb
Technology/Scale	Natural Gas	Fuel Oil/ Gas Oil	BioComb	Mineral Coal
	(Ps./MWh)
Combined-cycle Large > 150 MW	3,299	5,772	8,241	—
Combined-cycle Small <= 150 MW	3,299	5,772	8,241	—
Steam Turbine Large > 100 MW	3,299	5,772	8,241	9,889
Steam Turbine Small <= 100 MW	3,299	5,772	8,241	9,889
Gas Turbine Large > 50 MW	3,299	5,772	8,241	—
Gas Turbine Small <= 50 MW	3,299	5,772	8,241	—
Internal Combustion Engines>42 MW	3,299	5,772	8,241	—

Energy price – Resolution No. 233/24 (Sep)

	CostoOYMxComb
Technology/Scale	Natural Gas	Fuel Oil/ Gas Oil	BioComb	Mineral Coal
	(Ps./MWh)
Combined-cycle Large > 150 MW	3,464	6,061	8,653	—
Combined-cycle Small <= 150 MW	3,464	6,061	8,653	—
Steam Turbine Large > 100 MW	3,464	6,061	8,653	10,383
Steam Turbine Small <= 100 MW	3,464	6,061	8,653	10,383
Gas Turbine Large > 50 MW	3,464	6,061	8,653	—
Gas Turbine Small <= 50 MW	3,464	6,061	8,653	—
Internal Combustion Engines>42 MW	3,464	6,061	8,653	—

Energy price – Resolution No. 285/24 (Oct)

	CostoOYMxComb
Technology/Scale	Natural Gas	Fuel Oil/ Gas Oil	BioComb	Mineral Coal
	(Ps./MWh)
Combined-cycle Large > 150 MW	3,558	6,225	8,887	—
Combined-cycle Small <= 150 MW	3,558	6,225	8,887	—
Steam Turbine Large > 100 MW	3,558	6,225	8,887	10,663
Steam Turbine Small <= 100 MW	3,558	6,225	8,887	10,663
Gas Turbine Large > 50 MW	3,558	6,225	8,887	—
Gas Turbine Small <= 50 MW	3,558	6,225	8,887	—
Internal Combustion Engines>42 MW	3,558	6,225	8,887	—

Energy price – Resolution No. 20/24 (Nov)

	CostoOYMxComb
Technology/Scale	Natural Gas	Fuel Oil/ Gas Oil	BioComb	Mineral Coal
	(Ps./MWh)
Combined-cycle Large > 150 MW	3,771	6,599	9,420	—
Combined-cycle Small <= 150 MW	3,771	6,599	9,420	—
Steam Turbine Large > 100 MW	3,771	6,599	9,420	11,303
Steam Turbine Small <= 100 MW	3,771	6,599	9,420	11,303
Gas Turbine Large > 50 MW	3,771	6,599	9,420	—
Gas Turbine Small <= 50 MW	3,771	6,599	9,420	—
Internal Combustion Engines>42 MW	3,771	6,599	9,420	—

Energy price – Resolution No. 387/24 (Dec)

	CostoOYMxComb
Technology/Scale	Natural Gas	Fuel Oil/ Gas Oil	BioComb	Mineral Coal
	(Ps./MWh)
Combined-cycle Large > 150 MW	3,960	6,929	9,891	—
Combined-cycle Small <= 150 MW	3,960	6,929	9,891	—
Steam Turbine Large > 100 MW	3,960	6,929	9,891	11,868
Steam Turbine Small <= 100 MW	3,960	6,929	9,891	11,868
Gas Turbine Large > 50 MW	3,960	6,929	9,891	—
Gas Turbine Small <= 50 MW	3,960	6,929	9,891	—
Internal Combustion Engines>42 MW	3,960	6,929	9,891	—

Energy price – Resolution No. 603/24 (Jan)

	CostoOYMxComb
Technology/Scale	Natural Gas	Fuel Oil/ Gas Oil	BioComb	Mineral Coal
	(Ps./MWh)
Combined-cycle Large > 150 MW	4,118	7,206	10,287	—
Combined-cycle Small <= 150 MW	4,118	7,206	10,287	—
Steam Turbine Large > 100 MW	4,118	7,206	10,287	12,343
Steam Turbine Small <= 100 MW	4,118	7,206	10,287	12,343
Gas Turbine Large > 50 MW	4,118	7,206	10,287	—
Gas Turbine Small <= 50 MW	4,118	7,206	10,287	—
Internal Combustion Engines>42 MW	4,118	7,206	10,287	—

Energy price – Resolution 27/2025 (Feb)

	CostoOYMxComb
Technology/Scale	Natural Gas	Fuel Oil/ Gas Oil	BioComb	Mineral Coal
	(Ps./MWh)
Combined-cycle Large > 150 MW	4,283	7,494	10,698	—
Combined-cycle Small <= 150 MW	4,283	7,494	10,698	—
Steam Turbine Large > 100 MW	4,283	7,494	10,698	12,837
Steam Turbine Small <= 100 MW	4,283	7,494	10,698	12,837
Gas Turbine Large > 50 MW	4,283	7,494	10,698	—
Gas Turbine Small <= 50 MW	4,283	7,494	10,698	—
Internal Combustion Engines>42 MW	4,283	7,494	10,698	—

Energy price – Resolution 113/2025 (Mar)

	CostoOYMxComb
Technology/Scale	Natural Gas	Fuel Oil/ Gas Oil	BioComb	Mineral Coal
	(Ps./MWh)
Combined-cycle Large > 150 MW	4,347	7,606	10,858	—
Combined-cycle Small <= 150 MW	4,347	7,606	10,858	—
Steam Turbine Large > 100 MW	4,347	7,606	10,858	13,030
Steam Turbine Small <= 100 MW	4,347	7,606	10,858	13,030
Gas Turbine Large > 50 MW	4,347	7,606	10,858	—
Gas Turbine Small <= 50 MW	4,347	7,606	10,858	—
Internal Combustion Engines>42 MW	4,347	7,606	10,858	—

Energy price – Resolution No. 143/25 (Apr)

	CostoOYMxComb
Technology/Scale	Natural Gas	Fuel Oil/ Gas Oil	BioComb	Mineral Coal
	(Ps./MWh)
Combined-cycle Large > 150 MW	4,412	7,720	11,021	—
Combined-cycle Small <= 150 MW	4,412	7,720	11,021	—
Steam Turbine Large > 100 MW	4,412	7,720	11,021	13,225
Steam Turbine Small <= 100 MW	4,412	7,720	11,021	13,225
Gas Turbine Large > 50 MW	4,412	7,720	11,021	—
Gas Turbine Small <= 50 MW	4,412	7,720	11,021	—
Internal Combustion Engines>42 MW	4,412	7,720	11,021	—

Remuneration for Operated Energy

Operated Energy remuneration applies to the addition of rotating capacity along the month. When a generating unit is operating under forced condition, requested by the generator, Operated Energy remuneration will be determined considering only 60% of its installed capacity.

Operated energy
(Ps./MWh)
Resolution No. 869/23 (Nov)	513
Resolution No. 09/24 (Feb)	892
Resolution No. 99/24 (Jun)	1,115
Resolution No. 193/24 (Aug)	1,148
Resolution No. 233/24 (Sep)	1,205
Resolution No. 285/24 (Oct)	1,238
Resolution No. 20/24 (Nov)	1,312
Resolution No. 387/24 (Dec)	1,378
Resolution No. 603/24 (Jan 25)	1,433
Resolution No. 27/25 (Feb 25)	1,490
Resolution No. 113/2025 (March 2025)	1,512
Resolution No. 143/2025 (April 2025)	1,535

Remuneration of hydroelectrical generators

Resolution 869/2023, valid until January 2024; Resolution 9/2024, valid between February 2024 and May 2024; Resolution 99/2024, valid between June 2024 and July 2024; Resolution 193/2024, valid for August 2024; Resolution 233/2024, valid for September 2024; Resolution 285/2024, valid for October 2024; Resolution 20/2024, valid for November 2024; Resolution 387/2024, valid for December 2024; Resolution 603/2024, valid for January 2025; Resolution 27/2025, valid for February 2025, Resolution 113/2025, valid for March 2025 and Resolution 143/2025, valid since April 2025, established that Authorized Hydroelectrical Generators will be remunerated for (i) monthly available capacity and (ii) energy (which is comprised of two items: (a) generated energy and (b) operated energy).

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

Technology/Scale	Capacity Base Price (PrecBasePot) (Ps./MW-month)
	Res.869/23	Res.9/24	Res.99/24	Res.193/24	Res.233/24	Res.285/24	Res.20/24	Res.387/24	Res. 603/ 24	Res. 27/ 25	Res. 113/ 25	Res. 143/ 25
	Jan	Feb	Jun	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr
Large HI Units with P > 300 MW	607,254	1,056,015	1,320,019	1,359,620	1,427,601	1,466,146	1,554,115	1,631,821	1,697,094	1,764,978	1,791,453	1,818,325
Medium size HI Units with P > 120 and < 300 MW	809,672	1,408,020	1,760,025	1,812,826	1,903,467	1,954,861	2,072,153	2,175,761	2,262,791	2,353,303	2,388,603	2,424,432
Small HI Units with P > 50 and < 120 MW	1,113,298	1,936,025	2,420,031	2,492,632	2,617,264	2,687,930	2,849,206	2,991,666	3,111,333	3,235,786	3,284,323	3,333,588
Renewable HI Units with P < 50 MW	1,821,760	3,168,041	3,960,051	4,078,853	4,282,796	4,398,431	4,662,337	4,895,454	5,091,272	5,294,923	5,374,347	5,454,962
Large HB pumping Units with P > 300 MW	607,254	1,056,015	1,320,019	1,359,620	1,427,601	1,466,146	1,554,115	1,631,821	1,697,094	1,764,978	1,791,453	1,818,325
Medium size HB pumping Units with P > 120 and < 300 MW	809,672	1,408,020	1,760,025	1,812,826	1,903,467	1,954,861	2,072,153	2,175,761	2,262,791	2,353,303	2,388,603	2,424,432
__________________
Notes:-

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

With respect to the remuneration for generated energy, in each hour, the price of the energy generated will be:

Generated energy
(Ps./MWh)
Resolution 750/23 (Sep)	1,006
Resolution 869/23 (Nov)	1,288
Resolution No. 9/24 (Feb)	2,240
Resolution No. 99/24 (Jun)	2,800
Resolution No. 193/24 (Aug)	2,884
Resolution No. 233/24 (Sep)	3,028
Resolution No. 285/24 (Oct)	3,110
Resolution No. 20/24 (Nov)	3,297
Resolution No. 387/24 (Dec)	3,462
Resolution No. 603/24 (Jan)	3,600
Resolution No. 27/25 (Feb)	3,744
Resolution 113/2025 (Mar)	3,800
Resolution 143/2025 (Apr)	3,857

Regarding remuneration for operated energy, generators will receive a monthly remuneration, represented by the integration of hourly powers in the period. The hourly volume of operated energy must correspond to the optimal dispatch for the fulfilment of energy and reservoirs assigned.

With respect to the remuneration for operated energy, in each hour, the price of the energy operated will be:

Operated energy
(Ps./MWh)
Resolution 750/23 (Sep)	401
Resolution 869/23 (Nov)	513
Resolution No. 9/24 (Feb)	892
Resolution No. 99/24 (Jun)	1,115
Resolution No. 193/24 (Aug)	1,148
Resolution No. 233/24 (Sep)	1,205
Resolution No. 285/24 (Oct)	1,238
Resolution No. 20/24 (Nov)	1,312
Resolution No. 387/24 (Dec)	1,378
Resolution No. 603/24 (Jan)	1,433
Resolution No. 27/25 (Feb)	1,490
Resolution No. 113/25 (Mar)	1,512
Resolution 143/2025 (Apr)	1,535

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

Other generating technologies in the spot market

Energy generated form non-conventional resources (solar, wind, biomass, biogas) will be priced:

Generated energy
(Ps./MWh)
Resolution No. 750/23 (Sep)	8,050
Resolution No. 869/23 (Nov)	10,304
Resolution No. 9/24 (Feb)	17,919
Resolution No. 99/24 (Jun)	22,399
Resolution No. 193/24 (Aug)	23,071
Resolution No. 233/24 (Sep)	24,225
Resolution No. 285/24 (Oct)	24,879
Resolution No. 20/24 (Nov)	26,372
Resolution No. 387/24 (Dec)	27,691
Resolution No. 603/24 (Jan)	28,799
Resolution No. 27/25 (Feb)	29,951
Resolution No. 113/25 (Mar)	30,400
Resolution No. 143/25 (Apr)	30.856

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

As a summary, recent developments in energy and power prices are as follows. In December 2022, Resolution No. 826/2022 was issued amending Resolution No. 238/22, increasing energy generation and capacity prices retroactively by 20.00% to September 2022 and by 10.00% to December 2022, while also establishing future increments at 25.00% as of February 2023 and at 28.00% as of August 2023.

In February 2023, through Resolution No. 59/2023 the Secretariat of Energy authorized generators with combined cycle units to adhere to an agreement aimed at encouraging investments for major and minor maintenance activities in connection with these facilities (the “Agreement on Availability of Power and Improvement of Efficiency”). Through the Agreement on Availability of Power and Improvement of Efficiency, the adhering generators undertake to achieve at least 85.00% availability of average monthly power in exchange for a new power and generation price in both U.S. dollars and Argentine pesos. In the case of power, the price was set at 2,000 US$/MW-month plus (i) 85.00% of the remuneration of power set forth in Resolution 826/22 (and subsequent amending resolutions) in Argentine pesos (during spring and autumn) or (ii) 65.00% of the remuneration of power set forth in Resolution No. 826/22 in Argentine pesos (during summer and winter). In the case of energy, the price was set at 3.5 US$/MWh for units that use gas and at 6.1 US$/MWh for units that use alternative fuels (i.e., diesel). On April 25, 2023, CAMMESA accepted the subscription to an agreement presented by us for all of our combined cycle units, except for the Buenos Aires unit belonging to CECO. Therefore, as from the transactions of March 2023 there was an increase in the remuneration of such units for their sales to the spot market, as described in the previous paragraph. In the case of the Buenos Aires combined cycle, CAMMESA accepted the subscription to the agreement on July 28, 2023 (effective as from the July 2023 transactions), once it had successfully requested the Energy Secretariat to instruct CAMMESA the following regarding the aforementioned thermal unit: a) the conversion to single fuel, i.e. operation only with natural gas, eliminating the possibility of using gas oil, and b) the adaptation of the installed power in line with the real technical possibility of electricity production of the combined cycle. During October 2023, the corrective maintenance tasks of this unit were concluded; therefore, the increases in the remuneration of this unit were applied as from the transactions of October 2023.

In September 2023, the Secretariat of Energy issued Resolution 750/23, which updated the remuneration scheme set forth by Resolution 826/22, resulting in an increase as from September 2023 of 23%. In turn, Resolution 750/23 was later modified by means of Resolution No. 869/23, issued in October 2023 and applicable as from November of that same year including an increase of 28%.

Subsequent amending resolutions were issued during 2024 updating energy and capacity prices: Resolution No. 9/2024 (applicable as for May, setting a 74% price adjustment), 99/2024 (applicable as for June, setting a 25% price adjustment), 193/2024 (applicable as for August, setting a 3% price adjustment), 233/2024 (applicable as for September, setting a 5% price adjustment) and 285/2024 (applicable as for October, setting a 2,7% price adjustment), 20/2024 (applicable as for November, setting a 6% price adjustment) and 387/2024 (applicable as for December, setting a 5% price adjustment).

On October 1, 2024, Resolution No. 294/2024 of the Secretariat of Energy ("Resolution 294") was published in the Official Gazette. This resolution establishes a "Contingency and Forecast Plan for Critical Months of the 2024/2026 Period," defining measures that cover power generation, transmission, and distribution.

For power generation, the resolution proposes an additional, complementary, and exceptional remuneration subject to a commitment of availability for machines that are not engaged in contracts with the Wholesale Electricity Market (MEM) or that have not adhered to Secretariat of Energy Resolution No. 59/2023.

By adhering to this regulation, generators commit to ensuring power availability for each unit during certain hours of the day, characterized as critical, on business days during the summer months (December to March) and winter months (June to August). Remuneration prices are set in U.S. dollars, both for meeting power availability commitments (US$ 2,000/MW-month) and for the energy generated during the evaluation periods mentioned above, as shown below:

US$/MWh	Natural Gas	Fuel Oil	Gas Oil	Biocomb	Coal
TG	6.4		8.6	8.7
TV	3.4	6		8.7	10.4
Engines	8.1	15.4	10.5	8.7

To determine the remuneration of each unit, the indicated power and energy prices will be affected by a criticality factor, which may vary between 0.75 and 1.25, depending on the nodes where the units are connected to the transmission system.

Central Puerto adhered to Resolution 294 with the steam turbine (TV) units located in Buenos Aires and Luján de Cuyo, as well as the gas turbine (TG) units located in Luján de Cuyo and at the Brigadier López thermal power plant.

So far in 2025, the remuneration scheme has been set forth by Resolutions 603/2024 (applicable as for January, setting a 4% price adjustment), 27/2025 (applicable as for February, setting a 4% price adjustment), 113/2025 (applicable as for March, setting a 1.5% price adjustment) and 143/2025 (applicable as for April, setting a 1.5% increase for energy and capacity prices).

Finally, it should be taken into account the impact that recently issued Resolution No. 21/2025 has on generators remuneration and costs. In particular, Resolution No. 21/25 set forth a series of measures including:

•	It repealed Resolution SE No. 354/2020 as of February 1, 2025, which had established the parameters for CAMMESA’s involvement in the Gas.Ar Plan, determining firm gas volumes for thermal generation consumption based on a dispatch priority order.
•	It replaced Section 8 of Resolution SE No. 95/2013, and set forth the following:

o	As of March 1, 2025, fuel costs will be acknowledged by valuing them at the corresponding reference price used and accepted in the 'Declaration of Variable Production Costs', including freight, transportation, natural gas distribution, taxes, and related fees.
o	With the purpose of supplying fuel for thermal generation PPAs without management obligations, fuel procurement and dispatch shall be centralized by CAMMESA.
o	Thermal generators operating in the spot market are authorized to acquire their own fuel, with CAMMESA remaining as supplier of last resort.
•	As from February 1, 2025, that the Cost of programmed Non-Supplied Energy shall be 1,500 US$/MWh, with the following percentages of failure steps with respect to the demand and its respective valuation:
o	a. Up to 5%: 350 US$/MWh
o	b. Up to 10%: 750 US$/MWh
o	c. More than 10%: 1,500 US$/MWh

These transitory values shall be considered and applied until a socioeconomic evaluation of the valuation of the Cost of Non-Supplied Energy is made.

Puerto Energia S.A.U (Resolution 269/2024)

In 2024, through Resolution SE 269/2024 dated September 23, 2024, Puerto Energía S.A.U. was authorized to participate in the Wholesale Electricity Market (MEM). Sales started with the November transaction, reaching approximately 5.72 GWh of energy, with 13 contracted supply points.

During the year, Puerto Energía S.A.U. signed four agreements with major generators in the Wholesale Electricity Market, including YPF Energía Eléctrica, Pampa Energía, CAPEX, and Parque Solar Villa María de Río Seco, from NEUSS FUND Group. Additionally, the company signed Energía Plus agreements totaling 3.18 GWh and MATER agreements for 2.54 GWh.

Among its main clients are Casino Victoria, Salta Refrescos, Aceros Cuyanos, and Molino Panamericano. Looking ahead to 2025, the company expects to expand its client base and secure additional agreements with generators to strengthen its market position.

In 2024, through Resolution ENARGAS 107/2024 dated marzo 22, 2024, Puerto Energía S.A.U. was authorized to participate as a natural gas marketing company in Argentina. The current market includes more than 90 marketing companies in a very competitive market. By the end of the year, the company accounted included a firm contract volume of 200 dam3 per day with industries and others marketing companies. In addition, small volumes of purchase and sale transactions have been carried out on the daily spot market.

Our main clients are Rontaltex S.A and Ferroglobe Argentina SRL. (both industrial clients), as well as others natural gas marketing company.

Evolution of Supply and Demand in the Argentine Energy Sector Structure

Structural Characteristics of the Energy Sector

The evolution of demand and energy consumption in Argentina is correlated with the evolution of the GDP, which implies that the higher the economic growth, the higher the energy demand. For example, the historical compound annual growth rate (CAGR) of energy consumption was of 2.77% annually over the past 30 years, with an annual average of 2.35% since 2004, although between 2004 and 2024 the economic growth rose to an average of 2.18%annually (including exports and losses).

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

The structure of electric energy consumption in Argentina is strongly dependent on hydrocarbons.

Year	Hydrocarbons Consumption (%)
2019	61.06%
2020	61.36%
2021	63.52%
2022	58.92%
2023	51.64%
2024	53.01%

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

135

__________________

Source: Secretariat of Energy.

Structure of the Electric Power Supply in Argentina.

The nominal installed capacity in Argentina was reported by CAMMESA to be 43,351 MW as of December 31, 2024. Availability estimated by CAMMESA for thermal units was approximately 73.33% on average for 2024 due to the lack of proper fuel supply, difficulties in achieving nominal efficiency and unavailability of several generating units under maintenance.

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

__________________

Source: CAMMESA.

The following chart shows the development of electric power generation capacity by type of source:

__________________

Source: CAMMESA.

Renewable Energy Generation in Argentina

Certain regions of Argentina benefit from levels of wind or sunlight that provide a strong potential for renewable energy generation. The maps below show the mean wind speed at 80 meters of elevation and the average global horizontal irradiance in Argentina, respectively.

Average Wind Speeds

__________________

Source: Vaisala - 3Tier.

Average Global Horizontal Solar Irradiance (GHI)

__________________

Source: Vaisala - 3Tier.

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

The following chart shows the demand for electric power in 2024 by customer type:

_________________

Source: CAMMESA.

The following chart shows the evolution of the demand for electric power over the last several years:

__________________

Source: CAMMESA.

The following chart shows the power demand from November 2006 to November 2024:

__________________

Source: CAMMESA.

The correlation between the evolution of GDP and electric power demand is strong, although when there is a strong reduction of the GDP, electric power demand falls relatively little. It should also be noted that, in an environment of low economic growth, electric power demand grows at rates higher than the GDP, as shown below:

__________________

Source: CAMMESA, INDEC.

CAMMESA divides Argentina into regions that have similar characteristics in terms of demand, socio-economic characteristics and electric subsystems. Such regions are: (i) the City of Buenos Aires and its suburbs, (ii) the Province of Buenos Aires, (iii) Santa Fe and Northwest Buenos Aires, (iv) the Center, (v) the Northwest, (vi) Cuyo, (vii) the Northeast, (viii) Comahue and (ix) Patagonia.

Demand is significantly concentrated in the areas of the City of Buenos Aires, the Province of Buenos Aires, Santa Fe and Northwest Buenos Aires, which comprises approximately 60.46% of the demand. Changes to the concentration of the demand structure are not substantial over the period of measurement. The chart below shows electricity demand by region for 2024:

140

__________________

Source: CAMMESA.

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

Between 2010 and early 2011, there were growth rates in energy demand followed by an abrupt slowdown (including negative values) in 2012. After the winter of 2012, energy demand increased once again during 2013. In December 2013 and January 2014, there was exponential growth in demand by residential and commercial consumers due to a heat wave that hit the central region of Argentina. In December 2014, the demand growth trend reversed with a sharp drop in demand as temperatures returned to normal. The demand for electric power in the residential sector resumed a high growth trend in 2015. In 2016, residential consumer demand increased by 4.5%, despite moderate rate increases for a small portion of consumers.

During 2017, 2018, 2019, and 2020, residential demand decreased by 2.03%, increased by 1.99%, decreased by 2.80%, and increased by 8.00%, respectively, compared to the same period the previous year. The decrease in 2019 was due to a GRP drop of 2.20%. In 2020, due to the COVID-19 pandemic, the quarantine that ensued and other restrictive measures taken by the Argentine Government, citizens had to work remotely and stay at home for longer periods. Schools and universities were closed for most of 2020. Additionally, there was no residential electricity tariff increase and service cuts due to non-payment were suspended, all of which may have contributed to increased electricity consumption by residential users.

In 2021, electricity demand recovered by 5.20% following the removal of COVID-19 restrictions. This recovery was driven by a 13.20% increase in industrial demand and a 4.40% rise in commercial demand. Residential demand saw a 9.50% increase compared to 2020, largely because there were no increases in residential electricity tariffs despite rising energy generation costs. In 2022, residential and commercial demand grew by 3.80% and 5.30%, respectively, compared to the previous year, due to stable residential tariffs. By 2023, residential and small commercial demand increased by 3.34% and 1.04%, respectively, continuing the trend of stable tariffs for residential consumers.

In 2024, residential demand increased by 0.43%, while small commercial demand decreased by 1.20% compared to the previous year. Gradually, 2024 was characterized by an increase in the electricity rate for end users together with a reduction in subsidies for residential demand.

On February 1 2024 a new peak of consumption was achieved reaching 29,653 MW/597,7 GWh, which represented a 1.88% increase from the previous record of 2023.

	Power and energy consumption records
	New records		Previous records		Variation	Variation
	Peak of electric power capacity (MW)				(%)	(MW)
Working day	Feb 1, 2024	29,653	Mar 13, 2023	29,105	1.88%	548
Saturday	Mar 11, 2023	27,203	Jan 15, 2022	26,719	1.81%	484
Sunday	Feb 12, 2023	25,739	Dec 11, 2021	23,724	8.49%	2,015

	Energy (GWh)				Variation (%)	Variation (GWh)
Working day	Feb 1, 2024	597.7	Mar 13, 2023	590.7	1.17%	7.00
Saturday	Mar 11, 2023	599.8	Jan 15, 2022	559.0	7.30%	40.80
Sunday	Feb 12, 2023	543.6	Jan 16, 2022	478.9	13.51%	64.70
__________________

Source: CAMMESA.

The peak demand of power on February 1, 2024, was covered with a thermal supply of 15,374 MW (including 10,897 MW from combined cycles, 839 MW from diesel engines, 2,506 MW from gas turbines, and 1,132 MW from steam turbines), a hydroelectric supply of 7,009 MW, a nuclear supply of 1,220 MW, a renewable energy supply of 2,804 MW (including 1,418 MW from wind, 1,033 MW from solar, 62 MW from biomass, and 53 MW from biogas), and imports of 2,282 MW. The total consumption for that day was 28,689 MWh.

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

Despite all efforts, it is unlikely for there to be complete nominal capacity available at any given time. Instead, the power generation capacity industry generally anticipates and considers a percentage of unavailability that can range roughly 20.00%.

This critical variable is central to the efforts made by CAMMESA and the generators to invest in the proper maintenance of the units. Although the unavailability factor over the long-term in the thermal plants in Argentina has historically been approximately 30.00%, it fell below 20.00% for a period in the early 2000s. In general, the unavailability factor of the hydroelectric plants in Argentina is not significant. The Yacyretá hydropower plant capacity considers the available power for Argentina, 1,550 MW which means half of the total capacity of 3100 MW, achievable at maximum level and with the units at full capacity. In the nuclear sector, historical unavailability has been important because of the periodic maintenance that units have to go through. In particular, the Embalse nuclear plant had a seasonal maintenance from August to September 2024 for almost two months. Atucha I Nuclear Plant began lifetime extension maintenance since September 2024 with scheduled completion in 2027. Atucha II Nuclear Plant had major maintenance from September 2024 to December 2024.

In 2024, hydro generation decreased (15%) in comparison to 2023, which led to an overall increase in fossil fuels demand for power generation. However, the newer rounds of the Plan Gas.Ar, coupled with the enabling of additional natural gas transportation capacity through the first stage of the Perito Francisco Pascasio Moreno (former Presidente Nestor Kirchner) Gas Pipeline since July 2023, led to an overall increase in natural gas availability, which resulted in a significant decrease in fuel oil (59%) and gas oil consumption (7%) for power generation in comparison to 2023.

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

Fuel Consumption for Commercial Electric Power Generation

__________________

Source: CAMMESA, Company analysis.

In 2024, 49% of the energy supply was generated with natural gas, which is higher than in most countries that have a large surplus production of natural gas.

Anti-Money Laundering

Anti-Money Laundering, Terrorism Financing and Proliferation of Weapons of Mass Destruction Financing Regime

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

Proliferation is the act of providing funds or financial services which are used, in whole or in part, for the acquisition, manufacture, production, development, possession, export, import, supply, transport, transfer, stockpiling or in any way use of nuclear, chemical or biological weapons and their means of delivery and related materials, in contravention of national laws or, where applicable, international obligations.

On April 13, 2000, the Argentine Congress passed Law No. 25,246, (subsequently amended and complemented, (the “AML/CFT/CPF Law”)), which created at the national level the Anti- Money Laundering, Terrorism Financing and Proliferation Financing Regime (“AML/CFT/CPF Regime”), criminalizing money laundering, creating and designating the Financial Reporting Unit (“UIF” for its acronym in Spanish) as the enforcement authority of the regime, and establishing the legal obligation for various public and private sector entities and professionals to provide information and cooperate with the UIF.

The UIF is a decentralized agency that operates with autonomy and financial independency under the Ministry of Justice, and its mission is to prevent and deter the crimes of ML, FT and PF.

The following are certain provisions relating to the AML/CFT/CPF Regime established by the AML/CFT/CPF Law and its amending and complementary provisions, including regulations issued by the UIF, the CNV and the Central Bank. It is recommended that investors consult their own legal advisors and read the AML/CFT/CPF Law and its complementary regulations.

Money laundering and terrorist financing in the Argentine Criminal Code

(a)	Money laundering

Section 303 of the Argentine Criminal Code (the “ACC”) defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, acquires, conceals or in any other way puts into circulation in the market, property derived from an unlawful act, with the possible consequence that the origin of the original property or the subordinate property acquires the appearance of a lawful origin, either in a single act or by the repetition of various acts linked to each other. Section 303 of the ACC establishes the following penalties:

	(i)	If the amount of the operation exceeds 150 Minimum Living and Mobile Wages, being each Minimum Living and Mobile Wage, as of March 1, 2025, equal to ARS 296,832, imprisonment for a term of three (3) to ten (10) years and fines of two (2) to ten (10) times the amount of the operation shall be imposed. This penalty will be increased by one third of the maximum and half of the minimum, when:

(a) the person performs the act on a habitual basis or as a member of an association or gang constituted for the continuous commission of acts of this nature;

(b) the person is a public official who committed the act in the exercise or on the occasion of his/her functions. In this case, he/she shall also be subject to a penalty of special disqualification of three (3) to ten (10) years. The same penalty shall be imposed to anyone who has acted in the exercise of a profession or occupation requiring special qualification.

	(ii)	Anyone who receives property or other assets from a criminal offense for the purpose of applying them in an operation as described above, which gives them the possible appearance of a lawful origin, shall be punished with imprisonment for a term of six (6) months to three (3) years.

	(iii)	If the value of the assets does not exceed 150 Minimum Living and Mobile Wages, the penalty shall be a fine of five (5) to twenty (20) times the amount of the transaction.

	(iv)	These provisions shall apply even if the preceding criminal offense was committed outside the scope of applicability of the ACC, insofar as the criminal offense was also punishable in the place where it was committed.

(b)	Penalties for legal persons.

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

(c)	Terrorism financing and Proliferation financing

Section 306 of the ACC criminalizes the financing of terrorism and the proliferation financing. These offenses are committed by anyone who, directly or indirectly, collects or provides property or assets, from lawful or unlawful sources, with the intention of it being used, or in the knowledge that it will be used, in whole or in part:

	(i)	to finance the commission of acts which have the aim of terrorizing the population or compelling national public authorities or foreign governments or agents of an international organization to perform or refrain from performing an act (according to Section 41 of the ACC);

	(ii)	by an organization committing or attempting to commit crimes for the purpose set out in (i);

	(iii)	by an individual who commits, attempts to commit or participates in any way in the commission of offenses for the purpose set out in (i).

	(iv)	to finance, for himself or for a third party, the travel or logistics of persons and/or things to a State other than that of his residence or nationality, or within the same national territory for the purpose of perpetrating, planning, preparing or participating in the purpose set out in (i).

	(v)	to finance, for themselves or for third parties, the provision or receipt of training for the commission of offenses for the purpose set out in (i).

	(vi)	to finance the acquisition, manufacture, development, possession, supply, export, import, stockpiling, transport, transfer, or in any way the use of nuclear, chemical, biological weapons of mass destruction, their means of delivery and related materials, including dual-use technology and goods to commit any of the offenses set forth in the ACC or in international conventions. Any person who elaborates, produces, manufactures, develops, possesses, supplies, exports, imports, stores, transports, transfers, uses, or in any way proliferates, increases, augments, reproduces or multiplies the above-mentioned weapons of mass destruction, their means of delivery and related materials intended for their preparation, shall also be punished by the same term of imprisonment and fine.

The penalty is imprisonment for a term of five (5) to fifteen (15) years and a fine of two (2) to ten (10) times the amount of the operation. Likewise, the same penalties shall apply to legal persons as described for the crime of money laundering.

Reporting Subjects obliged to inform and collaborate with the UIF

The AML/CFT/CPF Law, in line with international AML/CFT/CPF standards, not only designates the UIF as the agency in charge of preventing money laundering and terrorism financing but also establishes certain obligations to various public and private sector entities and individuals, which are designated as Reporting Subjects (“Sujetos Obligados”), which are legally bound to inform and collaborate with the UIF.

In accordance with the AML/CFT/CPF Law and the regulations complementing it, the following persons, among others, are Reporting Subjects before the UIF:

(i)	banks, financial entities, insurance companies, remittance companies and virtual asset service providers;

(ii)	exchange agencies and natural and legal persons authorized by the Central Bank to intervene in the purchase and sale of foreign currency with funds in cash or checks issued in foreign currency or through the use of debit or credit cards or in the transfer of funds within or outside the national territory; individuals and/or legal entities registered or authorized by the CNV to operate in the capital markets as trading agents, settlement and clearing agents and other intermediaries performing equivalent functions;

(iii)	settlement and clearing agents, trading agents; natural and/or legal persons registered with the CNV acting in the placement of investment funds or other collective investment products authorized by such agency; crowdfunding companies, global investment advisors, the legal persons in charge of opening the file and identifying the client's risk profile with regard to the prevention of ML/FT/PF and the legal persons acting as financial trustees whose trust securities are authorized for public offering by the CNV, and the agents registered by the above mentioned controlling agency that intervene in the placement of negotiable securities issued within the framework of the above mentioned financial trusts;

(iv)	public registers, and the corresponding representative bodies for the supervision and control of legal persons, land registers, motor vehicle registers, shipping registers of all kinds and aircraft registers; government organizations such as the Central Bank, the Customs Collection and Enforcement Agency, the Superintendence of Insurance of the Nation (“SSN,” as per its acronym in Spanish), the CNV and the IGJ; and

(v)	lawyers, public accountants and public notaries, only when, in the name of and/or on behalf of their clients, they prepare or carry out transactions concerning certain activities.

The AML/CFT/CPF law establishes that agents registered with the CNV under the subcategory of Settlement and Clearing Agents -Direct Participant- shall not be considered Reporting Subjects, provided that their activities are limited exclusively to recording transactions in futures contracts and futures options contracts, traded on markets under the supervision of that commission, for their own account and with their own funds; and they do not offer brokerage services, nor open trading accounts for third parties to place orders and trade the aforementioned instruments, in accordance with the provisions of CNV General Resolution No. 816/2019 or those that amend, supplement or replace it.

The Reporting Subjects have the following duties (among others):

(i)	obtaining from clients’ documents that indisputably prove their identity, legal status, domicile and other information, concerning their operations needed to accomplish the intended activity (know your customer policy) and identify the beneficial owner(s) and take reasonable steps to verify their identity;

(ii)	conduct due diligence procedures on their clients and report to the UIF any suspicious operation or fact (which, in accordance with the usual practices of the area involved, as well as the experience and competence of the Reporting Subjects, are operations that are attempted or completed which were previously identified as unusual operations by the regulated entity, as well as any operation without economic or legal justification or of unusual or unjustified complexity, whether performed in isolated or repeated manner, regardless of the amount); and

(iii)	refraining from disclosing to the client or third parties the actions being conducted in compliance with the AML/CFT/CPF Law. Within the framework of suspicious operation report analysis, Reporting Subjects shall not object disclosure to UIF of any information required from them alleging that such information is subject to banking, stock market or professional secrecy or confidentiality agreements of a legal or contractual nature.

(iv)	document ML/FT/PF prevention procedures, establish internal manuals reflecting the tasks to be performed, assign the corresponding functional responsibilities, in accordance with the structure of the regulated entity, and take into account a risk-based approach;

(v)	register with the UIF and designate compliance officers who shall be responsible before the UIF for compliance with the obligations established by AML/CFT/CPF Law;

(vi)	obtain information and determine the purpose and nature of the customer relationship; determine the risk of ML/FT/PF associated with customers; the products, services, transactions, operations or distribution channels; the geographic areas involved; conduct a self-assessment of such risks and implement appropriate mitigation measures;

(vii)	conduct ongoing due diligence of the commercial, contractual, economic and/or financial relationship and establish monitoring rules to examine transactions throughout the course of the relationship to ensure that they are consistent with the Reported Subject’s knowledge of the customer, his activity and risk profile, including, where necessary, the source of funds;

(viii)	identify the individuals exercising administrative and representative functions of the client and those with powers of disposal; and

(ix)	retain, for a minimum period of ten (10) years, in physical or digital form, all necessary records on transactions, both domestic and international, to enable prompt and satisfactory compliance with requests for information made by the UIF and/or other competent authorities.

Pursuant to Annex I of Resolution No. 61/2023 of the UIF (which establishes the supervision and inspection mechanism of the UIF), both the Central Bank and the CNV are considered “Specific Control Agencies” (“Órganos de Contralor Específico”). In such capacity, they must collaborate with the UIF in the evaluation of compliance with AML/CFT/CPF procedures by the Reporting Subjects subject to their control. For these purposes, they are entitled to supervise, monitor and inspect these entities. Denial or obstruction of inspections by the Reporting Subjects may result in administrative penalties by the UIF and criminal penalties.

The Central Bank and the CNV must also comply with the AML/CFT/CPF regulations established by the UIF, including the reporting of suspicious transactions. In turn, Reporting Subjects regulated by these agencies are subject to UIF Resolutions No. 14/2023 and 78/2023, respectively. Such regulations provide guidelines that such entities shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of money laundering and financing of terrorism.

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

UIF Resolution N° 14/2023, which lays down specific rules for the financial sector, prohibits, inter alia, the keeping of anonymous accounts or accounts in fictitious names, while stressing the need for enhanced customer due diligence measures commensurate with the risks identified and providing for the possibility of using third parties to carry out certain due diligence measures.

Asset Freezing Regime

Decree No. 918/2012 (amended by Decree No. 278/2024) establishes the procedures for the freezing of assets linked to terrorism and proliferation financing, and the creation and maintenance procedures (including the inclusion and removal of suspected persons) for registries created in accordance with the relevant United Nations Security Council’s resolutions.

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

Politically Exposed Persons

Resolution No. 35/2023 of the UIF (lastly amended by Resolution No. 192/2024) establishes the rules that Reporting Subjects must follow regarding clients that are Politically Exposed Persons (PEPs).

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

Central Bank Rule

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

For an extensive analysis of the AML/CFT/CPF Regime in effect as of the date of this annual report, investors should consult legal counsel and read Title XIII, Book 2 of the Argentine Criminal Code and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For such purposes, interested parties may visit the websites of the Argentine Ministry of Economy, (www.argentina.gob.ar/economia), the Argentine Ministry of Justice (https://www.argentina.gob.ar/justicia), the UIF (www.argentina.gob.ar/uif), the CNV (www.argentina.gob.ar/cnv), or the Central Bank (www.bcra.gov.ar). The information found on such websites is not a part of this annual report.

Item 4.C Organizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

(*) Reflects direct and/or indirect shareholdings in Distribuidora de Gas Cuyana S.A., Distribuidora de Gas del Centro S.A., Energía Sudamericana S.A., Geser S.A. and COYSERV S.A

__________________

Source: CAMMESA, Company analysis.

Notes:-
(1)	Percentages reflect our equity interests in the operating companies TJSM, TMB and CVO. For further information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs”.
(2)	Percentages indicate direct and, through Ecogas Inversiones, indirect investments of ours in DGCU, DGCE.
(3)	See “Item 4.B. Business overview—Our Subsidiaries”.
(4)	See Item 4. Information of the Company—Simplification of Corporate Structure at Central Puerto S.A.”

Item 4.D Property, plants and equipment

Property, Plant and Equipment

Most of our property, plant and equipment is intended to be used in the generation of electric power and in our forestry business, and 100.00% of them are located in Argentina.

We successfully participated in CAMMESA’s auction for 10 MW of dispatch priority for our Parque Solar San Carlos Project under the MATER framework, located in San Carlos, Province of Salta. For more information "See Item 4. A History and development of the Company—Renewable energy projects"

As of the date of this annual report, works for the conversion of the Brigadier Lopez open cycle thermal plant into a combined cycle have started and are expected to be completed by the end of 2025. "See Item 4. A History and development of the Company—Purchase of the Brigadier Lopez Plant”.

We have no significant assets under capital lease or lease agreements.

The following table provides certain information regarding the operation of our power plants that we owned as of December 31, 2024:

Site	Plant	Unit	Installed Capacity		Type	Fuel Type (if any)
Puerto Complex			1,747	MW
	Puerto Nuevo plant		589	MW
		PNUETV07	145	MW	Thermal	NG / FO
		PNUETV08	194	MW	Thermal	NG / FO
		PNUETV09	250	MW	Thermal	NG / FO
	Nuevo Puerto plant		360	MW
		NPUETV05	110	MW	Thermal	NG / FO
		NPUETV06	250	MW	Thermal	NG / FO
	Puerto combined cycle plant		798	MW
		CEPUCC GE	798	MW	Thermal	NG / GO
Costanera Complex(1)			1,799	MW
	Central Costanera Plant		661	MW
		COSTTV01	123	MW	Thermal	NG / FO
		COSTTV02	116	MW	Thermal	NG / FO
		COSTTV03	112	MW	Thermal	NG / FO
		COSTTV07	310	MW	Thermal	NG / FO
	Central Costanera combined cycle plant		851	MW
		COSTCC08	264	MW	Thermal	NG / FO
		COSTCC09	264	MW	Thermal	NG / FO
		COSTTV10	323	MW	Thermal	NG / FO
	Buenos Aires combined cycle plant		277	MW
		BSASTG01	190	MW	Thermal	NG/FO

Site	Plant	Unit	Installed Capacity		Type	Fuel Type (if any)
		BSASTV01	87	MW	Thermal	NG/FO
Piedra del Águila			1,440	MW
	Piedra del Águila plant		1,440	MW
		PAGUHI	1,440	MW	Hydroelectric
Luján de Cuyo				MW
	Luján de Cuyo plant		576	MW
		LDCUCC25	290	MW	Thermal	NG
		LDCUTG23	23	MW	Thermal	NG / GO
		LDCUTG24	23	MW	Thermal	NG /GO
		LDCUTV11	60	MW	Thermal	NG / FO
		LDCUTV12	60	MW	Thermal	NG / FO
		LDCUTG22	24	MW	Thermal	NG / GO
		LDCUTG26	47	MW	Thermal	NG / GO
		LDCUTG27	48	MW	Thermal	NG
		LDCUHI	1	MW	Hydroelectric
Brigadier Lopez	Brigadier Lopez plant	BLOPTG01	281	MW	Thermal	NG / GO
San Lorenzo	San Lorenzo plant	TER6CC11	391	MW	Thermal	NG / GO
La Genoveva			130	MW
	La Genoveva II wind farm	GNVEO	88	MW
	La Genoveva II wind farm	GNV2EO	42	MW	Wind
La Castellana (2)			116	MW	Wind
	La Castellana I wind farm	LCASEO	101	MW	Wind
	La Castellana II wind farm	LCA2EO	15	MW	Wind
Achiras	Achiras wind farm	ACHIEO	48	MW	Wind
Manque	Manque wind farm	MANQEO	57	MW	Wind
Los Olivos	Los Olivos wind farm	OLIVEO	23	MW	Wind
PS Guañizuil II (3)	Guañizuil II solar farm	GZ2AFV	105	MW	Solar
__________________
Notes:-

Reference: NG: natural gas; FO: fuel oil; GO: gas oil

(1)	Costanera complex is owned by Central Costanera S.A. which is 72.26% owned by Proener S.A.U., as of December 31, 2024. As of the date of this annual report, we own a 100% interest in Proener. See “Item 4.B. Business Overview—Our Subsidiaries”.
(2)	La Castellana I, La Castellana II, Achiras, Manque, Los Olivos, La Genoveva II and La Genoveva I wind farms are owned by CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Achiras S.A.U., CP Manque S.A.U., CP Los Olivos S.A.U, Vientos La Genoveva II S.A.U, and Vientos La Genoveva I S.A.U. As of December 31, 2024 the first five facilities were fully owned subsidiaries of CP Renovables S.A. while the last two were fully owned subsidiaries of Central Puerto S.A. See “Item 4.B. Business Overview—Our Subsidiaries” and “Item 4. Information of the Company—Recent Developments – Simplification of Corporate Structure at Central Puerto S.A.”.
(3)	PS Guañizuil II solar farm is owned by CP Cordillera Solar S.A. which is a fully owned subsidiary of CP Renovables, as of December 31, 2024. See “Item 4.B. Business Overview—Our Subsidiaries” and “Item 4. Information of the Company—Recent Developments”.

We believe that all of our production facilities are in good operating condition. We believe that we have satisfactory title to our plants and that our facilities are in accordance with standards generally accepted in the electric power and forestry industry. As of December 31, 2024, the consolidated net book value of our property, plant and equipment was Ps. 1,617.87 billion.

The following table lists the value of our property, plant and equipment as of December 31, 2024:

Main Item	As of December 31, 2024
(in thousands of Ps.)
Lands and buildings	351,542,976
Electric power facilities and other equipment	724,876,040
Wind turbines	316,228,757
Gas turbines	22,049,562
Construction in progress	173,901,256
Other	29,271,598
Total	1,617,870,189

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

Item 4A. Unresolved Staff Comments

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

Financial Presentation

We maintain our financial books and records and publish our consolidated financial statements in Argentine pesos, which is our functional currency. Our Audited Consolidated Financial Statements are prepared in Argentine pesos and in accordance with the IFRS Accounting Standards as issued by the IASB.

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

The following table sets forth information about certain economic indicators in Argentina for the periods indicated:

	2020	2021	2022	2023	2024
Economic activity
Nominal GDP in current US$(1) (in millions of US$)	377,809	494,666	590,630	388,399	629,461
Real gross GDP (% change) (2)	(9.90)%	10.44%	5.27%	(1.61)%	(1.72)%
Domestic investment as % of GDP	14.28%	17.29%	17.57%	18.57%	15.84%
Price indexes and exchange rate information
INDEC CPI (% change)	36.14%	50.94%	94.79%	211.41%	117.76%
Economic activity
Wholesale price index (WPI) (% change)	35.38%	51.34%	94.78%	276.35%	67.10%
Nominal exchange rate(4) (in Ps./US$ at period end)	84.15	102.72	177.16	808.45	1032.00
__________________

Sources: Ministry of Public Works of Argentina, Banco de la Nación Argentina and Instituto Nacional de Censos y Estadísticas (INDEC).

Notes:-
(1)	Calculations based on the nominal GDP in pesos as reported by INDEC, divided by the average nominal Ps./US$ exchange rate for each period as reported by the Banco de la Nación Argentina for wire transfers (divisas).
(2)	Base on GDP in pesos of 2004 (INDEC).
(3)	On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, including with respect to CPI, the previous administration declared the national statistical system and the INDEC in a state of administrative emergency through December 31, 2016. The INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms”. During the first six months of this reorganization period, the INDEC published official CPI figures published by the City of Buenos Aires and the Province of San Luis for reference, which we include here.
(4)	Pesos to U.S. dollars exchange rate as quoted by the Banco de la Nación Argentina for wire transfers (divisas).

During 2020 as compared to 2019, Argentina’s GDP decreased 9.90%, primarily as the result of a 13.07% decrease in capital goods investments, a 12.17% decrease in private sector consumption, a 2.02% decrease in public consumption and a 17.30% decrease in exports. Aggregate domestic supply also decreased given the 17.21% decrease in imports. Aggregate economic activity was mainly affected by COVID-19 and the lock-down measures imposed causing a sharp drop in activity as many industries closed. In the third quarter of 2020 and due to more flexible lock-down measures, aggregate economic activity started to recover by with levels below the ones before que COVID-19 crisis.

During 2021 as compared to 2020, Argentina’s GDP increased 10.72%, primarily as the result of a 33.80% increase in capital goods investments, a 10.35% increase in private sector consumption, a 6.31% increase in public consumption, and an 8.50% increase in exports. Aggregate domestic supply also rose given the 20.44% increase in imports. Aggregate economic activity was mainly affected by periods of volatility in exchange rates and financial indicators, a high rate of inflation and macroeconomic uncertainty, mainly explained by the lack of foreign exchange reserves in the Central Bank and by the need to reach an agreement with the IMF regarding payments to be made during 2022. Economic activity in Argentina in 2021 was also affected by the COVID-19 pandemic and the diverse measures adopted by the Argentine Government to address its consequences.

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

During 2023 as compared to 2022, Argentina’s GDP decreased 1.55%, primarily as the result of a 1.88% decrease in capital goods investments, and a 6.69% decrease in exports. These performances were partially offset by a 1.12% rise in private sector consumption, and a 1.16 % growth in public consumption. Aggregate domestic supply also decreased despite the 2.16% rise in imports. The inflation rate increased steadily along the first quarter of the year, reaching an outstanding 8.40% in April. Concerns regarding inflation increased, with monthly rates reaching double-digits in August 2023 and persisting throughout the year. The volatility in the foreign exchange market also rose, as well as the spread between official and financial exchange rates. The volatility and uncertainty were reinforced by the presidential election, which took place in August (the primaries), October (general elections) and November (runoff). The government increased social expenditures and grants to utilities and transport companies and tightened price controls to counteract the inflation burden and sustain its image in the race for elections. While inflation slowed during the second quarter, after the primary election carried out on August 13 the government devaluated the Argentine Peso by 18%, which was almost instantly reflected in prices. Inflation rate was 12.44% in August and 12.75% in September and uncertainly increased in line with the primary election results, where the official candidate got the third position, the opposition the second and an outlier candidate the first position. Economic activity deteriorated by the end of year as inflation continued to rise, fueled by a new devaluation officialized by the new administration in December.

During 2024 as compared to 2023, Argentina’s GDP decreased 1.72%, marking the second consecutive year of recession following a 1.61% contraction in 2023. The decline in GDP in 2024 was driven by contractions in private consumption (-4.24%), public consumption (-3.18%) and gross fixed capital formation (17.38%). In contrast, exports registered a 23.16% increase as compared to 2023. On the supply side, the sectors that experienced the most significant downturns included construction (-17.7%), manufacturing (-9.2%), wholesale and retail trade, and repairs (-7.3%). Conversely, agriculture, livestock, hunting, and forestry grew by 31.3%, while mining and quarrying expanded by 7.4%. At current prices, private consumption remained the largest component of demand, accounting for 68.1% of GDP, followed by gross fixed capital formation (15.8% of GDP), exports (15.3% of GDP), and public consumption (15.0% of GDP). 2024 was characterized by the significant exchange rate and fiscal adjustments implemented by the government of Javier Milei upon taking office in December 2023, leading to a sharp contraction of economic activity in the first quarter of the year and a slow recovery in subsequent quarters, facilitated by exchange rate stability and gradual inflation reduction. A 34% rebound in agricultural activity, following the 2022-23 drought, helped mitigate the decline in GDP. Throughout 2024, Argentina experienced a significant deceleration in inflation, with monthly rates markedly lower than those recorded in 2023, reaching 2.7% by year-end. This trend is expected to persist in 2025. Unlike previous years, foreign exchange market volatility remained subdued, and the spread between official and informal exchange rates remained stable. The current administration successfully implemented a fiscal adjustment program, reducing public expenditures, phasing out subsidies, and easing or eliminating price controls. These measures resulted in a fiscal surplus and substantial progress in correcting relative price distortions. However, despite this pronounced disinflationary process, annual inflation for 2024 stood at 117.76%. The economic adjustment, while effective in addressing fiscal and external imbalances, contributed to a deepening contraction in economic activity throughout 2024. While inflation is expected to remain subdued, financial and exchange rate volatility could increase in the lead-up to the 2025 legislative elections, with potential implications for price dynamics. In March 2025, by virtue of Decree No. 179/2025, the Federal Government approved a new EFF to be entered into with the IMF for a 10-year term. On March 18, 2025, Decree No. 179/2025 was approved by the Permanent Bicameral Commission for Legislative Proceedings and, on March 19, 2025, the house of representatives of the Argentine Congress also approved it, enabling the National Executive Branch to enter into the EFF.

As of the date of this annual report, Argentina continues to face significant economic challenges. The current administration has successfully eliminated the fiscal deficit, achieving a fiscal surplus of 0.3% of GDP in 2024—a historic milestone not seen in over a decade. This accomplishment is largely attributed to aggressive expenditure adjustments, including substantial reductions in economic subsidies to utilities and transportation enterprises. The Central Bank's balance sheet has improved markedly, but complete restructuring remains contingent upon the cessation of monetary financing of the fiscal deficit and the resolution of existing Central Bank debt obligations. The administration's economic policies aim to reduce inflationary pressures in the long term; however, these measures have contributed to a contraction in economic activity in the short term. Key objectives include promoting investment, renegotiating utility contracts, and establishing a new regulatory framework that encompasses tariff adjustments. These initiatives represent both critical goals and significant challenges for the near future.

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

Despite the ongoing deceleration of inflation, inflationary risks persist, which can have adverse effects on the economy. During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Substantially all of our revenues are generated in Argentina and thus are highly dependent on economic and political conditions in Argentina”.

Inflation increases also have a negative impact on our cost of sales, selling expenses and administrative expenses, in particular our payroll and social security charges. We cannot give any assurance that increased costs as a result of inflation will be offset in whole or in part with increases in prices for the energy we produce.

IAS 29 requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the measuring unit current at the end of the reporting period. Even though the standard does not establish an absolute rate at which hyperinflation is deemed to arise, it is common practice to consider there is hyperinflation where changes in price levels are close to or exceed 100% on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors.

Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. Such conditions remained during 2022, 2023 and 2024. See “Risks Relating to Argentina—As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries”.

Therefore, our consolidated financial statements as of and for the year ended December 31, 2024, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and unless otherwise stated, the financial information included elsewhere in this annual report, have been restated to consider the changes in the general purchasing power of our functional currency (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV.

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

Accordingly, we have recognized a loss regarding the effect of adjustment by inflation of Ps. 18.85 billion for 2024, a loss of Ps275.50 billion for 2023 and a loss of Ps.206.58 billion for 2022. See Note 2.1.2. to our consolidated financial statements.

On June 16, 2021, the Argentine Executive Power passed Law No. 27,630, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes payment of corporate income tax based on a structure of staggered rates regarding the level of accumulated taxable net income. The current progressive rates, applicable for fiscal periods commencing on January 1, 2025, are as follows: (i) net taxable income accumulated up to Ps.101.679.575,26 will be subject to a rate of 25%; (ii) net taxable income accumulated over Ps.101.679.575,26 up to Ps.1.016.795.752,62 will incur a payment of Ps. 25.419.893,82 plus 30% on the excess over Ps.101.679.575,26; and (iii) net taxable income accumulated over Ps.1.016.795.752,62 will be subject to a payment of Ps.299.954.747,02 plus 35% on the excess over Ps. 1.016.795.752,62.

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

The devaluation of the peso with respect to the U.S. dollar totaled 37.05% in 2019, 28.83% in 2020, 18.08% in 2021, 42.02% in 2022, 78.09% in 2023 and 21.70% in 2024.

As of December 31, 2024, we did not have derivatives that met the requirements established by IFRS Accounting Standards to be designated as an effective hedge for this particular risk. As of December 31, 2024, we had trade receivable, other financial assets, cash and short-term deposits denominated in foreign currency totaling US$412.17 million, while at the same time we had liabilities denominated in foreign currency totaling US$430.77.

Any significant depreciation of the peso would result in an increase in the cost of servicing our debt and in the cost of imported supplies or equipment and, therefore, may have a material adverse effect on our results of operations. With respect to fuel used in connection with the energy we sell under the Spot Sales (which represented around 77.27% of our energy sales in terms of output in 2024), the exposure to changes in fuel prices could now become relevant, considering that since the issuance of Resolution SE – MEC No. 21/2025, thermal generators operating in the spot market are authorized to acquire their own fuel, with CAMMESA remaining as supplier of last resort. As explained in Resolution SE – MEC No. 21/2025, the Executive Branch is seeking a gradual decentralization of fuel procurement by CAMMESA, with the purpose of allowing power generators to operate with greater autonomy, reduce costs and improve the system’s efficiency.

The Argentine Government has taken measures to stabilize the foreign exchange situation, restrictions to the purchase of foreign currency, and in some cases, an additional tax. For further information, see “Item 10.D. Exchange Controls”.

Our Revenues

The following chart shows a breakdown of our revenues for the periods indicated:

	2024		2023		2022
	(in thousands of Ps.)	Percentage of revenues	(in thousands of Ps.)	Percentage of revenues	(in thousands of Ps.)	Percentage of revenues
Spot Sales(1)	356,845,619	48.34%	338,674,044	49.60%	272,413,513	39.62%
Sales under contracts(2)	298,569,226	40.46%	285,298,184	41.78%	365,231,351	53.12%
Steam sales (3)	39,511,074	5.35%	32,206,896	4.72%	33,282,307	4.84%
Resale of gas transport and distribution capacity	6,086,260	0.82%	4,046,251	0.59%	4,765,637	0.69%
Forestry Segment	21,849,750	2.96%	12,663,419	1.85%	-	0.00%
Revenues from CVO thermal plant management	15,307,807	2.07%	9,948,614	1.46%	11,884,167	1.73%
Total revenues from ordinary activities	738,169,736	100.00%	682,837,408	100.00%	687,576,975	100.00%

_________________

Notes:-
(1)	Includes sales of energy and power to CAMMESA remunerated under Resolution No. 440/21, Resolution No. 238/22, Resolution No. 826/22, Resolution No. 59/23, Resolution No. 750/23, Resolution 869/2023, Resolution No. 9/2024, Resolution No. 99/2024, Resolution No, 193/2024, Resolution No. 233/2024, Resolution No. 285/2024, Resolution No. 20/2024, Resolution No. 294/2024 and Resolution No. 387/2024 (See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme”).
(2)	Includes (i) term market sales under contracts, (ii) energy sold under the Energía Plus, (iii) contracts under the MATER framework and (iv) RenovAr Program sales under contracts (for further information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”).
(3)	Includes steam sold under steam sale contract with YPF from the Luján de Cuyo Plant and with Terminal 6 Industrial S.A. from San Lorenzo site.

During 2024, Spot Sales were regulated by Resolution 59/23, Res.869/2023, Res. 9/24, Res. 99/24, Res. 193/24, Res. 233/24, Res. 285/24, Res. 20/24, Res. 387/24 and Resolution No. 294/2024. During 2023, Spot Sales were regulated by Resolution 826/22, Resolution 750/23, Resolution 869/23 and Resolution 59/23. During 2022, Spot Sales were regulated by Resolution 440/21, Resolution 238/22 and Resolution 826/22. In the year ended December 31, 2022, we sold over 76.19% of the electric power we generated and derived 39.62% of our revenues under the Spot Sales. In the year ended December 31, 2023, we sold 79.12% of the electric power we generated and derived 49.60% of our revenues under the spot market. In the year ended December 31, 2024, we sold over 77.27% of the electric power we generated and derived 48.34% of our revenues under the spot market. We also continue to sell a portion of electric power in the spot market under the regulatory framework established prior to the Spot Sales which is Energía Plus. For further information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.

In addition, we sell generation capacity and electric power under negotiated contracts with private sector counterparties under Energía Plus and other outstanding contracts, as well as Purchase Power Agreements (PPAs) with CAMMESA (both shown under the line item “Sales under contracts”). Sales under contracts generally involve PPAs with customers and are contracted in U.S. dollars. For PPAs for thermal sources, prices in these contracts may include the price of fuel used for generation, the cost of which is assumed by the generator. For terms longer than one year, these contracts typically include electric power price updating mechanisms in the case of fuel price variations or if the generator is required to use liquid fuels in the event of a shortage of natural gas.

Below we summarize key aspects of our most significant sources of revenue, which include: (i) the Spot Sales, (ii) Sales under contracts (iii) steam supply contracts with YPF and Terminal 6 Industrial S.A., (iv) Resale of natural gas transportation capacity, (v) Forestry sales.

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

In January 2025, Resolution No. 21/2025 was issued, which — among other provisions — amended Articles 8 and 9 of Resolution No. 95/2013. Among other measures, Resolution 21/2025 provides that, as of January 1, 2025, electricity generation, self-generation, or cogeneration projects using conventional thermal, hydroelectric, or nuclear sources that are commercially authorized are exempt from the suspension on the execution of new contracts in the term market, as originally established in Article 9 of Resolution No. 95/2013.

Furthermore, the resolution modifies the fuel supply regime set forth in Article 8 of Resolution No. 95/2013, effective March 1, 2025. For further details, please refer to section “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”.

Resolution 19/2017 (repealed by Resolution 1/19)

On January 27, 2017, the former Secretariat of Electric Energy issued Res. 19/17 (published in the Official Gazette on February 2, 2017).

Pursuant to this resolution, which was in effect until February 28, 2019 (included), the former Secretariat of Electric Energy established that electric power generators, co-generators and self-generators acting as agents in the WEM and which operate conventional thermal power plants, may make guaranteed availability offers (ofertas de disponibilidad garantizada) in the WEM. Pursuant to these offers, these generation companies may commit specific capacity and power output of the generation, provided that such capacity and energy had not been committed under PPAs entered into in accordance with (i) Resolutions Nos. 1193/05, 1281/06, 220/07, 1836/07 and 200/09 of the Secretariat of Energy, (ii) Resolution SEE No. 21/16 and (iii) Resolutions Nos. 136-E/16 and 213-E/16 of the former Ministry of Energy and Mining, as well as PPAs subject to a differential remuneration scheme established or authorized by the former Ministry of Energy and Mining. The offers must be accepted by CAMMESA (acting on behalf of the WEM agents demanding electric power), which entity will be the purchaser of the power under the guaranteed availability agreements (compromisos de disponibilidad garantizada). Resolution 19/17 established that such agreements may be assigned to electricity distribution companies and Large Users of the WEM once the state of emergency of the electric power sector in Argentina has ended (according to Decree No. 134/1995, such emergency was declared until December 31, 2017). Generator agents in which the Argentine Government has fully or major ownership were excluded from the scope of Resolution 19/17.

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

It is important to note that, pursuant to Resolution No. 21/2025, as of February 1, 2025, the provisions of Resolution No. 1281/2006 that implemented the so-called “Energía Plus Service” are repealed. Existing contracts under this scheme will continue to be transacted under the same conditions until their expiration. The execution of new contracts or the renewal of contracts in the MEM term market under the “Energía Plus Service” modality will be permitted only until October 31, 2025.

In addition, Resolution No. 21/2025 modified the fuel supply regime set forth in Article 8 of Resolution No. 95/2013, effective March 1, 2025. For further details, please refer to section “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”.

During 2024, 2023 and 2022 Central Puerto purchased the necessary fuel (natural gas) for the operation of some of its thermal units, as shown below:

	2024		2023		2022
	CTM m3	San Lorenzo m3	CTM m3	San Lorenzo m3	CTM m3	San Lorenzo m3
Jan	15,875,447	5,270,000	14,881,340	5,201,755	15,819,284	(5,144,019)
Feb	14,329,457	5,160,000	13,218,212	4,029,560	16,532,233	4,558,623
Mar	15,078,511	170,000	13,847,079	6,085,248	18,642,353	7,071,553
Apr	14,630,228	3,830,000	12,087,791	6,183,619	17,627,279	7,148,204
May	15,535,218	7,912,086	12,286,031	6,215,019	15,372,168	6,369,824
Jun	18,491,939	9,936,704	15,856,441	7,371,532	16,704,685	8,010,750
Ju	18,827,945	9,111,852	15,951,415	5,275,497	16,013,669	7,829,394
Aug	19,027,543	7,722,685	18,852,520	6,491,747	17,412,873	8,755,000
Sep	15,299,751	7,848,761	14,838,468	2,411,319	14,748,176	4,592,574
Oct	15,387,314	10,109,379	14,251,843	178,063	14,056,107	4,396,792
Nov	11,720,362	6,534,441	13,927,745	6,519,998	14,037,683	3,820,000
Dec	14,835,390	6,970,292	13,673,579	4,980,000	14,463,834	2,480,000
Total	189,039,107	80,576,200	173,672,464	60,943,357	191,430,344	70,176,733

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

In the case of power, the price was set at 2,000 US$/MW-month plus (i) 85.00% of the remuneration of power set forth in Resolution No. 826/22 in Argentine pesos (during spring and autumn) or (ii) 65.00% of the remuneration of power set forth in Resolution No. 826/22 in Argentine pesos (during summer and winter). In the case of energy, the price was set at 3.5 US$/MWh for units that use gas and at 6.1 US$/MWh for units that use alternative fuels (i.e. diesel).

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

Throughout 2024, the Secretariat of Energy issued several Resolutions, modifying the previously established value. More recently, in April 2025, the Secretariat of Energy issued Resolution No. 143/2025, modifying Resolution 113/2025, and setting forth a remuneration scheme applicable as from April 2025 including an increase of 1.5%

In short, in recent years, Spot Sales have been regulated by the following Resolutions:

•	Res. 19/17: from February 2017 to February 2019;
•	Res. 1/19: from March 2019 to January 2020;
•	Res. 31/2020: from February 2020 to January 2021;
•	Res. 440/21: from February 2021 to January 2022 (included);
•	Res. 238/22: from February 2022 to August 2022;
•	Res. 826/22: published in December 2022, which adjusted the Spot Sales remunerations, providing for a retroactive 20.00% increase as of September 2022 and additional increases of 10.00%, 25.00% and 28.00% for December 2022, February 2023 and August 2023, respectively;
•	Res. 59/23: issued in February 2023. This resolution partially dollarize the remuneration for combined cycle units and is still in place.
•	Res. 750/23: from September to October 2023, which entails a 23% increase if compared with Res. 826/22;
•	Res. 869/23: from November 2023 to January 2024, which entails a 28% increase if compared with Res.750/23;
•	Res. 9/24: as from January 2024, which entails a 74% increase if compared with Res. 869/23.
•	Res. 99/24: as from June 2024, which entails a 25% increase if compared with Res. 9/24.
•	Res. 193/24: as from August 2024, which entails a 3% increase if compared with Res. 99/24.
•	Res. 233/24: as from September 2024, which entails a 5% increase if compared with Res. 193/24.
•	Res. 285/24: as from October 2024, which entails a 3% increase if compared with Res. 233/24.
•	Res. 294/24: issued in October 2024. This resolution established a "Contingency and Forecast Plan for Critical Months of the 2024/2026 Period," defining measures that cover power generation, transmission, and distribution. For power generation, it includes an additional and exceptional remuneration for certain generating units.
•	Res. 20/24: as from November 2024, which entails a 6% increase if compared with Res. 285/24.
•	Res. 387/24: as from December 2024, which entails a 5% increase if compared with Res. 20/24.
•	Res. 603/24: as from January 2025, which entails a 4% increase if compared with Res. 387/24.
•	Res. 27/25: as from February 2025, which entails a 4% increase if compared with Res. 603/24.
•	Res. 113/25: as from March 2025, which entails a 1.5% increase if compared with Res. 27/25.
•	Res 143/25: as from April 2025, which entails a 1.5% increase if compared with Res. 113/25.

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

Forestry sales

 As a result of our acquisitions in the forestry industry, carried out in December 2022 and May 2023, we have another source of revenues provided by five subsidiaries: Forestal Argentina S.A., Loma Alta Forestal S.A., EVASA, Estancia Celina S.A. and Las Misiones S.A. The year 2023 is the first one with forestry sales since Forestal Argentina S.A. and Loma Alta Forestal S.A. were acquired on December 27, 2022, and EVASA, Estancia Celina S.A. and Las Misiones S.A. were acquired on May 3, 2023. See “Item 4. Information of the Company—Recent Developments—Simplification of Corporate Structure at Central Puerto S.A.”

Electric Power Demand and Supply

Demand for electric power depends, to a significant extent, on economic and political conditions prevailing from time to time in Argentina, as well as seasonal factors. In general, the demand for electric power varies depending on weather conditions and the performance of the Argentine economy, as businesses and individuals generally consume more energy and are better able to pay their bills during periods of economic stability or growth. As a result, electric power demand is affected by Argentine Governmental actions concerning the economy, including with respect to inflation, interest rates, price controls, taxes and energy tariffs.

The following chart shows the demand of energy for the year ended December 31, 2024:

__________________

Source: CAMMESA’s seasonal programing.

Notes:-
(1)	Generation by Central Puerto plants.

During 2024, thermal generation continued to be the main source of electricity supply for Argentina, contributing 75,388 GWh (53.04%), followed by hydroelectric generation net of pumping, which contributed 33,425 GWh (23.52%), renewable generation, which contributed 22,875 GWh (16.09%) and nuclear generation, which contributed 10,449 GWh (7.35%). There were also imports to cover domestic demand, in the amount of 4,650 GWh (3.27% of the total energy supplied, 25.48% lower than in 2023) from Uruguay, Paraguay and Brazil. Hydroelectric generation in 2024 registered a 15.02% decrease when compared to 2023, mainly due to a combination of two factors: i) a change in the allocation of Yacyretá’s installed capacity and its energy generation upon Paraguay’s claim and ii) a reduction of river flows. Regarding the first factor, since August 2024, 50% of Yacyreta’s installed capacity is allocated to Argentina, whereas it used to be approximately 88% before then. Furthermore, Paraguay historically consumed a smaller portion of the energy produced at Yacyretá: while it took only 15% of the generated energy in 2023, in 2024 it started to take its full 50% share, leaving Argentina with a smaller portion of the generated energy. Thermal generation rose 3.24% mainly due to lower hydro dispatch and higher local demand during winter months. Nuclear generation registered a 16.58% increase when compared to 2023, driven by higher availability and generation of Atucha II, which had a full year of operation when compared to 2023 (the plant was re-commissioned in August 2023 after a maintenance shutdown); its generation in 2024 was 166.66% higher than 2023 levels. Finally, renewable energy generation increased 13.89% as compared to 2023, mainly due to the introduction of new wind and solar farms. In this sense, thermal generation continued to be the main source for the supply of electric power, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), as well as mineral coal, mainly during the winter months.

During 2024, generation facilities decreased their overall installed capacity from 43,773 MW in 2023 to 43,350 MW, a decrease of 1% or 423 MW. The variation results from the installation of new power facilities, a reduction in installed capacity and adjustments/repowering to power plants already in operations. The contraction of 423 MW is broken down as follows: (i) a rise of 925 MW of renewable sources, of which 614 MW corresponds to wind farms, 307 MW to solar plants and 4 MW to biogas power plants; (ii) a reduction of 1,195 MW in hydraulic sources and (iii) a net decrease of 153 MW in thermal sources, where a contraction was recorded in gas turbines (470 MW), steam turbines (470 MW) and diesel engines (101 MW), being all partially offset by an addition of 888 MW in combined cycles. The decline of 1,195 MW in hydro installed capacity is basically explained by the aforementioned reassessment of Yacyretá’s power availability between Argentina and Paraguay.

The State of Emergency of the Argentine Electric Power Sector

The electric power sector has been significantly affected by the Public Emergency Law and the measures adopted as a consequence thereof. The emergency has been subsequently declared by means of (i) Decree No. 134/2015, (ii) the Solidarity Law and (iii) Decree No. 55/2023, extended by Decree No. 1023/2024, that shall be effective until July 9, 2025. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Emergency of the Electric Power Sector”.

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

On October 31, 2016, the former Ministry of Energy and Mining, pursuant to Resolution No. 252/16, launched Round 1.5 of the RenovAR Program as a continuation of Round 1. On November 25, 2016, the former Ministry of Energy and Mining finalized the auction process for the installation of new renewable energy units and, under Resolution No.281-E/16, granted awards in the amount of 1,281.5 MW, with an average price of US$53.98 per MWh, including 10 wind energy projects and 20 solar energy projects. Of these, we were awarded one wind energy project for 48 MW of generating capacity at the price of US$59.38 per MWh, as further explained below in “Proposed Expansion of Our Generation Capacity”.

Following Rounds 1 and 1.5 of the RenovAR Program, the former Ministry of Energy and Mining pursuant to Resolution No. 275-E/17, launched Round 2 of the programs on August 17, 2017, and granted awards in the amount of 2,043 MW of renewable power capacity.

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

Expansion of Our Generating Capacity

The chart below shows the evolution of our power generating capacity since 2017:

__________________

Source: CAMMESA’s seasonal programing.

Notes:-
(1)	Effective as of January 5, 2018, we sold the La Plata plant to YPF EE. For further information, see “Item 4.A. History and development of the Company—La Plata Plant Sale”.
(2)	On June 14, 2019 we purchased the Brigadier Lopez plant.
(3)	On February 17, 2023, Proener acquired 75.68% of the capital and voting stock of Central Costanera. On April 26, 2024, the Secretariat of Energy requested CAMMESA to disconnect the steam turbines COSTTV04 and COSTTV06 (470 MW in total) of Central Costanera, following a request originally made by Enel, former owner of such power plant. In May 2024 units COSTTV04 (120 MW) and COSTTV06 (350 MW), were officially decommissioned through Resolution 57/2024. This decision had no impact on our revenues.
(4)	On October 18, 2023, our subsidiary Proener, acquired 100% of the capital stock and votes of Cordillera Solar and Scatec Equinor Solutions Argentina S.A. (currently, CP Servicios Renovables S.A.), owner and operator, respectively, of a photovoltaic plant located in the Province of San Juan.

As of December 31, 2024, we had an aggregate installed capacity of 6,703 MW. Our installed capacity increased over the last two years, mainly as a result of the acquisition of Central Costanera (in February 2023) and the Guañizuil II solar farm (in October 2023). Currently, although power capacity is considered to be enough to supply the demand, there is a need for the incorporation of new efficient capacity in Argentina, from both conventional and renewable sources, in order to replace old inefficient units.

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

We are also currently exploring several other options to diversify our generation assets to include sustainable power generation sources, including the following:

•	We successfully participated in CAMMESA’s auction for 10 MW of dispatch priority for our Parque Solar San Carlos Project under the MATER framework, located in San Carlos, Province of Salta. "See Item 4. A History and development of the Company—Renewable energy projects"

•	As of the date of this annual report, works for the conversion of the Brigadier Lopez open cycle thermal plant into a combined cycle have started and are expected to be completed by the end of 2025. In February 2024, the agreement with a constructor, SACDE, was formalized. Under such agreement, all the works and services necessary to complete the project were defined, and the “notice to proceed” was delivered on February 26, 2024. The works are expected to be completed by the end of 2025. The plant, which has a dual-fuel Siemens SGT5-4000 F gas turbine with a total nominal power of 280 MW, is expected to increase its capacity by 140 MW by virtue of this project. This means that the plant’s total power output will reach 420 MW.
•	On October 18, 2023, our subsidiary, Proener, acquired 100% of the capital stock and votes of Cordillera Solar and Scatec Equinor Solutions Argentina S.A. (currently, CP Servicios Renovables S.A.), owner and operator, respectively, of a photovoltaic plant located in the Province of San Juan. See Item 4. Information of the Company—Recent developments— Transfer of Cordillera Solar VIII S.A. and CP Servicios Renovables S.A.’ shares”.
•	On February 17, 2023, Proener acquired from Enel Argentina 75.68% of the capital and voting stock of Central Costanera. As of the date of this annual report, the Central Costanera thermal power plant located in the city of Buenos Aires consists of four turbo-steam units with an installed capacity of 661 MW and two combined cycle power plants with a capacity of 1,128 MW.

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

Presentation of Financial Statements in Pesos

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based upon our Audited Consolidated Financial Statements, which have been prepared in accordance with IFRS Accounting Standards. The preparation of our Audited Consolidated Financial Statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities.

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

The acquisition cost is measured as the aggregate of the transferred consideration, measured at fair value on that date, and the amount of any non-controlling interest in the acquiree. The Group will measure the noncontrolling interest in the acquiree at fair value or at the proportional interest in the identifiable net assets of the acquiree.

If the business combination is made in stages, the Group will measure again its previous holding at fair value at the acquisition date and will recognize income or loss in the consolidated statement of comprehensive income.

Goodwill is measured at cost, as the excess of the transferred consideration regarding the acquired identifiable assets and the net assumed liabilities of the Group. If this consideration is lower than the fair value of the identifiable assets and of the assumed liabilities, the difference is recognized in the consolidated statement of income. If the fair value of the net assets acquired is higher than the consideration paid, the Group reassesses whether it has properly identified all the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired in comparison to the consideration paid, then the gain is recognized in the consolidated statement of income.

As described in Note 20.5 to our Audited Consolidated Financial Statements, on February 17, 2023, the Group acquired Central Costanera S.A. The business combination was accounted for using the "acquisition method" provided for in IFRS 3. As a result of the application of this method, the Group determined that the consideration transferred was lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. Therefore, the Group recognized a gain from bargain purchase amounting to Ps.74.22 billion in the consolidated statement of income for the year ended December 31, 2023. During 2024, the Group has revised the preliminary allocation of the price and the valuation at fair value of the identifiable assets and liabilities assumed made in 2023 and no modifications have been identified.

As described in Note 20.6 to our Audited Consolidated Financial Statements, on May 3, 2023, the Group acquired the companies Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. The business combination was accounted for using the "acquisition method" provided for in IFRS 3. As a result of the application of this method, the Group determined that the consideration transferred was lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. Therefore, the Group recognized a gain from bargain purchase amounting to Ps.83.97 billion in the consolidated statement of income for the year ended December 31, 2023. During 2024, the Group has revised the preliminary allocation of the price and the valuation at fair value of the identifiable assets and liabilities assumed made in 2023 and no modifications have been identified.

As described in Note 20.6 to our Audited Consolidated Financial Statements, on December 27, 2022, the Group acquired the companies Forestal Argentina S.A. and Loma Alta Forestal S.A. The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, the Group considered that the consideration transferred was lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. Therefore, the Group recognized a gain from bargain purchase amounting to Ps. 82.56 billion in the consolidated statement of income for the year ended December 31, 2022. During 2023, the Group reviewed the preliminary allocation of the price and the valuation at fair value of identifiable assets and assumed liabilities made in 2022, and no modifications were identified.

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

The Group assesses if environmental risks, including physical and transition risks, could have a significant impact. In such a case, these risks are included in the cash flows when calculating the value-in-use. See Note 23 to our Audited Consolidated Financial Statements for more information regarding the impact of environmental risks.

The Group bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Group’s CGU to which the individual assets are allocated.

Impairment losses of continuing operations are recognized in a specific line of the consolidated statement of income.

In addition, regarding the assets for which an impairment loss had been booked, as of each reporting period-end, an assessment is made whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

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

The Group has identified a triggering of potential impairment of its property, plant and equipment and/or intangible assets with finite useful lives due to the uncertainty over the evolution of rates in relation to the evolution of the increase of costs.

In order to measure the recoverability of its conventional and renewable Electric Power Generation property, plant and equipment and its intangible assets with finite useful lives and with indicators of impairment, the Group has used the value in use of such assets, except for the generating group classified as “Gas turbines” and the land on which the Puerto Nuevo and Nuevo Puerto thermoelectric plants are located, for which the Group has used the fair value less cost of sale. As a result of the recoverability analysis, the Group has concluded that the net book value of the assets is recoverable, except for the assets comprising the cash generating unit corresponding to the Brigadier Lopez thermoelectric station, the Terminal 6 San Lorenzo cogeneration unit, the Luján de Cuyo combined cycle power plant, the Buenos Aires combined cycle power plant located in the Costanera plant and the Manque and La Genoveva wind farms, and the generator group classified under the "Turbines" category". During 2023, the Group recorded a Ps.36,220,872 million and Ps.4,811,296 million impairment loss on PP&E and intangible assets, respectively, related to the Brigadier Lopez thermoelectric plant. Also, the Company recorded a gain on the reversal of PP&E impairment of Ps.136,621,999 million related to the Luján de Cuyo combined cycle, the Terminal 6 San Lorenzo cogeneration unit, the Manque and La Genoveva wind farms, a gas turbine and land, and a gain of Ps.214,266 million on the reversal of intangible assets impairment related to the Manque and La Genoveva wind farms.

CGUs Thermoelectric Station Brigadier López, Luján de Cuyo Combined Cycle Power Plant, Terminal 6 San Lorenzo cogeneration unit, Buenos Aires Combined Cycle Power Plant and Manque and La Genoveva Wind Farms

The Group estimated that the book value of the assets related to the Terminal 6 San Lorenzo cogeneration unit exceeded its recoverable value by Ps.36.56 billion for which reason an impairment charge was determined in property, plant and equipment under the headings "Electric power facilities and other equipment", "Land and buildings" and "Others", which was charged to the heading "(Impairment) / reversal of impairment of property, plant and equipment and intangible assets " in the consolidated statement of income for the year ended December 31, 2024. After recognizing such impairment, the net book value of property, plant and equipment of the Terminal 6 San Lorenzo cogeneration unit is Ps.419.66 billion.

The Group estimated that the book value of the assets related to the Thermoelectrical Station Brigadier Lopez exceeded its recoverable value by Ps.16.99 billion for which reason an impairment charge was determined in property, plant and equipment for Ps.15.80 billion under the headings "Electric power facilities and other equipment", "Land and buildings", "Construction in progress" and "Others" and in intangible assets for Ps.1.19 billion, which was charged to the heading "Impairment / (Reversal) of property, plant and equipment and intangible assets" in the consolidated statement of income for the year ended December 31, 2024. After recognizing such impairment, the net book value of property, plant and equipment and intangible assets of the Brigadier Lopez thermoelectrical station is Ps.164.25 billion and Ps.12.36 billion, respectively.

The Group estimated that the book value of the assets related to the combined cycle plant located in Luján de Cuyo exceeded its recoverable value by Ps.1.27 billion for which reason an impairment charge was determined in property, plant and equipment under the headings "Electric power facilities and other equipment", "Land and buildings" and "Others", which was charged to the heading "(Impairment) / reversal of impairment of property, plant and equipment and intangible assets " in the consolidated statement of income for the year ended December 31, 2024. After recognizing such impairment, the net book value of property, plant and equipment of the combined cycle plant located in Luján de Cuyo is Ps.49.98 billion.

The Group estimated that the book value of the assets related to the Buenos Aires combined cycle plant located at the Costanera plant exceeded its recoverable value by Ps.4.77 billion for which reason an impairment charge was determined in property, plant and equipment under the headings "Electric power facilities and other equipment", "Land and buildings" and "Others", which was charged to the heading "(Impairment) / reversal of impairment of property, plant and equipment and intangible assets " in the consolidated statement of income for the year ended December 31, 2024. After recognizing such impairment, the net book value of property, plant and equipment of the Buenos Aires combined cycle plant located at the Costanera plant is Ps.6.29 billion.

The Group estimated that the book value of the assets related to the Manque wind farm exceeded its recoverable value by Ps.4.49 billion for which reason an impairment charge was determined in property, plant and equipment for Ps.4.49 billion under the headings "Electric power facilities and other equipment", "Land and buildings", "Wind turbines" and "Others" and in intangible assets for Ps.1.93 million, which was charged to the heading "(Impairment) / reversal of impairment of property, plant and equipment and intangible assets" in the consolidated statement of income for the year ended December 31, 2024. After recognizing such impairment, the net book value of property, plant and equipment and intangible assets of the Manque wind farm is Ps.74.22 billion and Ps.31.83 million, respectively.

The Group estimated that the book value of the assets related to the La Genoveva wind farm exceeded its recoverable value by Ps. 25.43 billion for which reason an impairment charge was determined in property, plant and equipment for Ps. 25.28 billion under the headings "Electric power facilities and other equipment", "Land and buildings", "Wind turbines" and "Others" and in intangible assets for Ps.0.15 billion, which was charged to the heading "(Impairment) / reversal of impairment of property, plant and equipment and intangible assets" in the consolidated statement of income for the year ended December 31, 2024. After recognizing such impairment, the net book value of property, plant and equipment and intangible assets of the La Genoveva wind farm is Ps.103.48 billion and Ps.0.60 billion, respectively.

Key assumptions to estimate the value in use are the following:

– Sales price: the sale price has been determined for the budgeted period on the basis of the energy sales prices arising from the current resolutions issued by the Ministry of Energy adjusted for projections of price increases and on the basis of the power purchase agreements entered into. In this regard, the Group considered different weighted alternatives in relation to the evolution of energy and power prices that remunerate conventional thermoelectrical power generation units, which implied the development of different scenarios with different estimates of the expected cash flows and assigning probabilities of occurrence based on the Group's experience and expectations regarding the outcome of the uncertainties involved.

Other relevant assumptions are described below:

– Costs: costs have been determined on the basis of operating costs incurred in the past, the most significant cost being maintenance, which was estimated under the terms of the contracts in force with suppliers Siemens Energy and Vestas Argentina.

–Discount rate: it represents the current market assessment of the specific risks of the Company, taking into consideration the time-value of money. Discount rate calculation is based on the circumstances of the market participants and it is derived from the weighted average cost of capital (WACC). The WACC rate takes into consideration both debt and equity. The cost of equity is derived from the expected return on investment by market participant investors, whereas the cost of debt is based on the conditions of the debt which market participants could access to. The specific risks of the operational segment are incorporated by applying individual beta factors, which are annually assessed from the available public information of the market.

Discount rates used to determine the value in use as of December 31, 2024 were 11.30% and 11.50% after income tax, depending on the term of the future cash flows.

Any increase in the discount rate would entail an additional impairment loss for the cash-generation units Thermoelectrical Station Brigadier López, Terminal 6 San Lorenzo cogeneration unit, Luján de Cuyo combined cycle plant, Buenos Aires combined cycle plant located at the Costanera plant and Manque and La Genoveva wind farms.

–Macroeconomic variables: estimated inflation and devaluation rates, as well as exchange rates, were obtained from external sources, which are well known consulting firms dedicated to the local and global economic analysis, widely experienced in the market.

The Luján de Cuyo combined cycle units, the Brigadier Lopez thermoelectric plant, the Buenos Aires combined cycle unit located at the Costanera plant and the Terminal 6 San Lorenzo cogeneration unit belong to the electric power generation from conventional sources operating segment while wind farms Manque and La Genoveva belong to the electric power generation from renewable sources operating segment.

Gas turbines

The Group has reviewed during the 2024 financial year the recoverability of the turbines as individual assets and has estimated that the book value of the General Electric generator group, which is stored in the facilities of the Nuevo Puerto plant, exceeds its recoverable value, for which a charge for impairment of property, plant and equipment was determined for Ps.12.57 billion within the heading "Turbines" and which was charged under the heading "(Impairment) / reversal of impairment of property, plant and equipment and intangible assets" of the consolidated statement of income for the year ended December 31, 2024.

To determine the recoverable value of this generating group, the Group has used the fair value less costs to sell.

After recognizing such impairment, the book value of the General Electric generator group amounts to Ps.22.05 billion.

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2024, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB. Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (i) the meaning of a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

These amendments have not had a significant impact on the Group's financial statements.

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

These amendments have not had a significant impact on the Group's financial statements.

Amendments to IFRS 16: Lease liability in subsequent sale and leaseback

In September 2022, the IASB issued amendments to IFRS 16 to clarify the requirements a seller-lessee uses to measure liabilities in a leaseback from a subsequent sale and leaseback transaction to guarantee the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

These amendments have not had a significant impact on the Group's financial statements.

IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) issued but not yet effective

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

Lack of interchangeability - Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 Effects of Changes in Foreign Currency Exchange Rates to clarify when entities should assess whether a currency is interchangeable with another currency and when it is not, and how an entity determines the exchange rate to be applied when a currency is not interchangeable. In addition, the amendments require information that allows users of their financial statements to assess how the lack of interchangeability of a currency affects or is expected to affect its financial performance, financial position and cash flows.

The amendments will take effect for annual periods beginning on or after January 1, 2025. Early application is allowed as long as this fact is disclosed. When applying the modifications, the entities will not be able to re-express the comparative information.

The amendments are not expected to have a material impact on the Group's financial statements.

IFRS 18 Presentation and disclosure in the financial statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for the presentation of information within the statement of income, including specific totals and subtotals. Additionally, entities must classify all income and expenses within the statement of income into one of five categories: operating activities, investing activities, financing activities, income tax, and discontinued operations, with the first three categories being new.

It also requires entities to disclose newly defined performance measures by management, subtotals of income and expenses, and includes new requirements to aggregate and disaggregate financial information based on the “functions” identified from the primary financial statements and notes.

Limited scope amendments to IAS 7 Statement of Cash Flows were issued, which include changing the starting point for determining cash flows generated by operations using the indirect method, from “net profit or loss” to “operating profit or loss” and removing the optionality around the classification of cash flows from dividends and interest. Consequently, new amendments to many other standards were made.

IFRS 18 and the amendments to other standards are effective for periods beginning on or after January 1, 2027; however, early application is allowed as long as this fact is disclosed. IFRS 18 will be applied retrospectively.

The Group is currently working to identify all the effects that the amendments will have on the primary financial statements and notes to the financial statements.

IFRS 19 Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to opt for reduced disclosure requirements while still applying the recognition, measurement, and presentation requirements of other IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). To be eligible, at the end of the reporting period, the entity:

(i) must be a subsidiary as defined by IFRS 10, (ii) must not have public accountability, and (iii) must have a parent entity (either ultimate or intermediate) that prepares consolidated financial statements that are available for public use and comply with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

IFRS 19 is effective for periods beginning on or after January 1, 2027, with early application permitted.

Since the Group's equity instruments are publicly traded, the Group cannot opt to apply IFRS 19.

Segment Reporting

As of December 31, 2024, we divided our business into four segments: electric power generation from conventional sources, electric power generation from renewable sources, natural gas transport and distribution, and forest activity. Management and operations of thermal plants are not included in these segments given that such information is not material for our business operations.

Results of Operations for the Years Ended December 31, 2024, 2023 and 2022

We discuss below: (i) our results of operations for the year ended December 31, 2024, as compared with our results of operations for the year ended December 31, 2023; and (ii) our results of operations for the year ended December 31, 2023, as compared with our results of operations for the year ended December 31, 2022.

	Year ended December 31,			Change December 31,
	2024	2023	2022	2024/2023	2023/2022
	(in thousands of Ps.)			(in percentages)
Revenues	738,169,736	682,837,408	687,576,975	8.10%	(0.69%)
Cost of sales	(446,527,758)	(457,666,072)	(361,599,896)	(2.43%)	26.57%
Gross income	291,641,978	225,171,336	325,977,079	29.52%	(30.92%)
Administrative and selling expenses	(76,842,415)	(69,147,996)	(50,637,116)	11.13%	36.56%
Other operating income	125,660,284	517,637,711	243,541,206	(75.72%)	112.55%
Other operating expenses.	(41,174,929)	(32,945,002)	(4,083,382)	24.98%	706.81%
Impairment reversal / (Impairment) of property, plant and equipment and intangible assets	(102,081,470)	95,804,097	(95,098,378)	(206.55%)	(200.74%)
Operating income	197,203,448	736,520,146	419,699,409	(73.22%)	75.49%
(Loss) Gain on net monetary position	(18,847,725)	(275,496,226)	(206,580,239)	(93.16%)	33.36%
Finance income	117,323,311	501,300,202	173,182,862	(76.60%)	189.46%
Finance expenses	(171,609,857)	(776,924,832)	(294,669,527)	(77.91%)	163.66%
Share of the profit of associates	16,129,657	13,317,944	756,348	21.11%	1660.82%
Gain from bargain purchase	2,513,240	-	-	100.00%	0.00%
Results from acquisition of shareholdings in companies..	-	158,195,167	82,557,007	(100.00%)	91.62%
Income before income tax	142,712,074	356,912,401	174,945,860	(60.01%)	104.01%
Income tax for the year	(81,457,995)	(39,062,716)	(45,571,893)	108.53%	(14.28%)
Net (loss) income for the year	61,254,079	317,849,685	129,373,967	(80.73%)	145.68%

Revenues

from Ordinary Activities

	Year ended December 31,			Change December 31,
	2024	2023	2022	2024/2023	2023/2022
	(in thousands of Ps.)			(in percentages)
Revenues from Spot Sales(1)	356,845,619	338,674,044	272,413,513	5.37%	24.32%
Sales under contracts(2)	298,569,226	285,298,184	365,231,351	4.65%	(21.89%)
Steam sales(3)	39,511,074	32,206,896	33,282,307	22.68%	(3.23%)
Resale of gas transport and distribution capacity	6,086,260	4,046,251	4,765,637	50.42%	(15.10%)
Forestry Segment	21,849,750	12,663,419	-	72.54%	100.00%
Revenues from CVO thermal plant management	15,307,807	9,948,614	11,884,167	53.87%	(16.29%)
Total revenues from ordinary activities	738,169,736	682,837,408	687,576,975	8.10%	(0.69%)
__________________
Notes:-
(1)	Includes sales of energy and power to CAMMESA remunerated under Resolution No. 440/21, Resolution No. 238/22, Resolution No. 826/22, Resolution No. 59/23, Resolution No. 750/23, Resolution 869/2023, Resolution No. 9/2024, Resolution No. 99/2024, Resolution No, 193/2024, Resolution No. 233/2024, Resolution No. 285/2024, Resolution No. 20/2024, Resolution No. 294/2024 and Resolution No. 387/2024 (See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme”).
(2)	Includes (i) term market sales under contracts and, (ii) energy sold under the Energía Plus, (iii) contracts under the MATER framework and (iv) RenovAr Program sales under contracts (for further information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”).
(3)	Includes steam sold under steam sale contract with YPF from the Luján de Cuyo Plant and Terminal 6 Industrial S.A. from San Lorenzo cogeneration plant.

Revenues

from Segments

	Year ended December 31,			Change December 31,
	2024	2023	2022	2024/2023	2023/2022
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	571,076,945	535,915,417	547,092,042	6.56%	(2.04%)
Electric power generation from renewable sources	123,848,974	120,263,707	123,835,132	2.98%	(2.88%)
Resale of gas transport and distribution capacity	497,630,020	322,627,136	359,587,647	54.24%	(10.28%)
Forestry Segment	21,849,750	12,663,419	-	72.54%	100.00%
Others net of adjustments and eliminations	(476,235,953)	(308,632,271)	(342,937,846)	54.31%	(10.00%)
Total revenues	738,169,736	682,837,408	687,576,975	8.10%	(0.69%)

2024 Compared to 2023

Revenues in 2024 totaled Ps. 738.17 billion, an 8.10% increase from Ps. 682.84 billion in 2023. This increase was primarily attributable to:

•	A 5.37% increase in spot sales, primarily driven by i) higher thermal generation and ii) higher spot prices. Thermal generation was particularly higher in some steam turbines located in Puerto Site, Luján de Cuyo and Costanera sites, where also the Siemens combined cycle recorded higher generation.

•	A 4.65% rise in sales under contracts, mainly explained by higher solar generation, provided that 2024 was the first full year of operations of the Guañizuil farm. Also higher solar resource availability was registered.
•	A 22.68% growth in steam sales, mostly explained by higher demand from clients in both Luján de Cuyo and San Lorenzo facilities.
•	A 50.42% increase in resale of gas transport and distribution capacity, primarily driven by tariff adjustments in distribution and transportation segments.
•	A 53.87% rise in CVO management fees, driven by higher generation of CVO plant as well as higher spot prices.
•	Finally, there was a 72.54% increment in forestry sales.

Revenues broken down by segment reflect that sales of electric power generation from conventional sources in the year ended December 31, 2024, totaled Ps.571.08 billion, a 6.56% increase from Ps.535.92 billion in the year ended December 31, 2023. This increase is mainly attributable to higher thermal generation and higher spot prices, which increments were higher than inflation during the period.

Revenues attributable to electric power generation from renewable sources in the year ended December 31, 2024, totaled Ps. 123.85 billion, a 2.98% rise from Ps.120.26 billion in the year ended December 31, 2023. This increase is mainly attributable to higher solar generation, provided that 2024 was the first full year of operations of the Guañizuil solar farm. Also, higher solar resource availability was registered. This was partially offset by a negative effect on the gap between inflation and currency depreciation during the period under analysis.

Revenues attributable to resale of gas transport and distribution capacity sources in the year ended December 31, 2024, totaled Ps.497.63 billion, a 54.24% increase from Ps.322.63 billion in the year ended December 31, 2023. As mentioned above, these revenues were primarily driven by tariff adjustments in distribution and transportation segments.

Finally, revenues attributable to the forestry segment in the year ended December 31, 2024, totaled Ps.21.85 billion, a 72.54% increase from Ps.12.66 billion in the year ended December 31, 2023. The growth is mainly explained by higher prices and production levels as well as by the fact that EVASA sales for 2023 only accounted for the period May to December.

2023 Compared to 2022

Revenues in 2023 totaled Ps. 682.84 billion, a 0.69% decrease from Ps. 687.58 billion in 2022. This decrease was primarily attributable to:

•	a 21.89% decrease in Sales under contracts, which amounted to Ps. 285.30 billion during 2023, as compared to Ps. 365.23 billion in 2022, mainly due to the ending of Brigadier Lopez PPA, and to a lesser extent a lower generation from our wind farms on the back of a lesser generation due to lower wind resource, being partially offset by the recent acquisition of the solar farm Guañizuil II A which contributed with sales of Ps. 3.9 billion in the fourth quarter of 2023.
•	a 16.29% decrease in revenues from CVO thermal plant management fees, which amounted to Ps. 9.95 billion during 2023, as compared to Ps. 11.88 billion in 2022.

•	a 15.10% decrease in resales of gas transport and distribution capacity, which totaled Ps. 4.05 billion in 2023, compared to Ps. 4.77 billion in 2022. The decrease in sales is merely an accounting matter. Prices and quantities were stable during 2023, the decrease is primarily explained by the dynamics of inflation and currency devaluation. During 2023, inflation was greater than currency devaluation, so when 2022 revenues are adjusted by inflation to be restated in Pesos as of December 2023, the final amount is greater than the 2023 revenues.
•	a 3.23% decrease in steam sales, which totaled Ps. 32.21 billion in 2023, compared to Ps. 33.28 billion in 2022, despite a 2.95% increase in volumes, which is primarily explained by a non-cash effect prompted by the aforementioned special combination of inflation and currency devaluation.

The decrease in revenues in 2023 was partially offset by a 24.32% increase in Spot Sales, which amounted to Ps. 338.67 billion during 2023, as compared to Ps. 272.41 billion in 2022, driven by a combination of (i) the consolidation of Central Costanera’s figures, (ii) the ending of Brigadier Lopez’s PPA contract, which began to be remunerated in the spot market and (iii) a higher energy dispatch from Piedra del Aguila hydro power plant. Spot sales were negatively impacted by the above-mentioned effect, prompted by the combination of inflation and currency devaluation, a lower remuneration measured in US dollars and a lower generation from thermal units on the back of the lower demand of the period and the higher availability of hydro resource.

Revenues attributable to forestry activities in the year ended December 31, 2023, totaled Ps. 12.66 billion. There were no forestry revenues during the year ended on December 31, 2022, since Forestal Argentina S.A. and Loma Alta Forestal S.A. were acquired on December 27, 2022, and EVASA, Estancia Celina S.A. and Las Misiones S.A. were acquired on May 3, 2023 and financial results are applicable starting on January 1, 2023.

When we break revenues by segment, we can see that sales of electric power generation from conventional sources in the year ended December 31, 2023, totaled Ps. 535.92 billion, a 2.04% decrease from Ps. 547.09 billion in the year ended December 31, 2022. This decrease is mainly attributable to the fact that the remuneration increases for spot energy sales during 2023 were not enough to compensate the increase in the inflation adjustment for 2022 sales.

Revenues attributable to electric power generation from renewable sources in the year ended December 31, 2023, totaled Ps. 120.26 billion, a 2.88% decrease from Ps. 123.84 billion in the year ended December 31, 2022. This decrease is mainly attributable to the effect prompted by the combination of inflation and currency devaluation and to a lower generation from our wind farms on the back of a lesser wind resource.

Revenues attributable to resale of gas transport and distribution capacity sources in the year ended December 31, 2023, totaled Ps. 322.63 billion, a 10.28% decrease from Ps. 359.59 billion in the year ended December 31, 2022. As mentioned above, the decrease in sales is merely an accounting matter, prompted by the aforementioned special combination of inflation and currency devaluation.

Revenues from the forestry segment were previously explained.

Cost of Sales

	Year ended December 31,			Change December 31,
	2024	2023	2022	2024/2023	2023/2022
	(in thousands of Ps.)			(in percentages)
Inventories and biological assets at beginning of each year	241,548,673	161,093,553	24,158,860	49.94%	566.81%
Acquisition of biological assets	-	86,714,635	104,747,489	(100.00%)	(17.22%)
Purchases for each period	81,004,676	67,461,183	106,636,722	20.08%	(36.74%)
Employee compensation expense	85,889,408	90,807,779	57,467,009	(5.42%)	58.02%
Other long-term employee benefits	9,373,422	6,302,399	2,336,262	48.73%	169.76%
Depreciation of property, plant and equipment	108,888,336	138,508,684	105,046,156	(21.39%)	31.86%
Amortization of intangible assets	2,691,283	13,382,366	26,859,312	(79.89%)	(50.18%)
Energy and power purchase	3,672,856	3,192,861	2,065,863	15.03%	54.55%
Fees and remuneration for services	21,860,551	20,194,260	20,657,844	8.25%	(2.24%)
Maintenance expenses	49,230,935	47,050,066	37,490,689	4.64%	25.50%
Consumption of materials and spare parts	25,853,911	28,686,406	16,557,801	(9.87%)	73.25%
Insurance	21,208,292	20,104,744	12,251,190	5.49%	64.10%
Fees and royalties	6,932,243	8,789,811	5,016,547	(21.13%)	75.22%
Taxes and contributions	1,458,056	941,908	861,024	54.80%	9.39%
Taxes on bank credits and debits	104,705	99,394	126,133	5.34%	(21.20%)
Forestry and forestry production expenses	-	-	-	-	-
Miscellaneous	1,679,198	1,722,472	414,550	(2.51%)	315.50%
Transfers to property, plant and equipment	-	(28,782,422)	-	-	-
Forestry and forestry production expenses	11,420,674	5,378,125	-	112.35%	-
Forestry growth and revaluation of biological assets	21,749,076	27,566,521	-	(21.10%)	-
Change in inventories	-	(914,594)	32,187,211	(100.00%)	(102.84%)
Inventories and biological assets at the end of year	(248,038,537)	(241,548,670)	(161,093,555)	2.69%	49.94%
Total cost of sales	446,527,758	457,666,072	361,599,896	(2.43%)	26.57%

	Year ended December 31,			Change December 31,
	2024	2023	2022	2024/2023	2023/2022
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	(361,573,842)	(390,792,073)	(304,731,776)	(7.48%)	28.24%
Electric power generation from renewable sources	(48,550,990)	(42,266,320)	(43,987,471)	14.87%	(3.91%)
Resale of gas transport and distribution capacity	(321,354,542)	(262,471,005)	(292,007,416)	22.43%	(10.11%)
Forestry Segment	(21,216,126)	(11,748,742)	-	80.58%	100.00%
Others net of adjustments and eliminations	306,167,742	249,612,068	279,126,767	22.66%	(10.57%)
Total cost of sales	(446,527,758)	(457,666,072)	(361,599,896)	(2.43%)	26.57%

2024 Compared to 2023

Cost of sales during the year ended December 31, 2024, totaled Ps.446.53 billion, a 2.43% decrease from Ps.457.67 billion in 2023. This decrease was mainly the result of a 10.78% contraction in costs of production, primarily explained by: (i) depreciation and amortizations; (ii) royalties; (iii) revaluation of biological assets; (iv) consumption of material and spare parts and, to a lesser extent, a decrease in employee compensation expense. These effects were partially offset by higher (i) energy and power purchases; (ii) taxes and contributions and (iii) forestry and forestry production expenses.

Cost of sales attributable to electric power generation from conventional sources in the year ended December 31, 2024, totaled Ps.361.57 billion, a 7.48% decrease from Ps.390.79 billion in the year ended December 31, 2023. This decrease is mainly explained by lower (i) depreciation and amortizations; (ii) royalties; (iii) consumption of material and spare parts and, to a lesser extent, a contraction in employee compensation expense. These effects were partially offset by higher (i) energy and power purchases and (ii) taxes and contributions.

Cost of sales attributable to electric power generation from renewable sources in the year ended December 31, 2024, totaled Ps.48.55 billion, a 14.87% rise from Ps.42.27 billion in the year ended December 31, 2023. This increase is mainly attributable to higher (i) energy and power purchases and (ii) taxes and contributions.

Cost of sales attributable to resale of gas, transport and distribution capacity in the year ended December 31, 2024, totaled Ps.321.35 billion, an increase of 22.43% from Ps.262.47 billion in the year ended December 31, 2023. The increase is mostly driven by tariff adjustments in distribution and transportation segments.

Cost of sales attributable to the forestry segment in the year ended December 31, 2024, totaled Ps.21.22 billion, a rise of 80.58% from Ps.11.75 billion in the year ended December 31, 2023. The growth is mainly explained by higher prices and production levels as well as by the fact that EVASA sales for 2023 only accounted for the period May to December.

2023 Compared to 2022

Cost of sales during the year ended December 31, 2023, totaled Ps. 457.67 billion, a 26.57% increase from Ps. 361.60 billion in 2022. This increase was mainly the result of a 32.26% increase in costs of production, mainly due to the acquisition of companies made during the year and to the maintenance performed at the Lujan de Cuyo and Costanera power plants, resulting in higher (i) Employee compensation expenses and Other long-term employee benefits, (ii) Depreciations of property, plant and equipment (iii) Consumption of materials and spare parts, (iv) Maintenance expenses and, (v) Insurance; being partially offset by lower Amortization of intangible assets.

Cost of sales attributable to electric power generation from conventional sources in the year ended December 31, 2023, totaled Ps. 390.79 billion, a 28.24% increase from Ps. 304.73 billion in the year ended December 31, 2022. This increase is mainly explained by the cost consolidation from the acquisition of Central Costanera, which increased employee compensation expenses.

Cost of sales attributable to electric power generation from renewable sources in the year ended December 31, 2023, totaled Ps. 42.27 billion, a 3.91% decrease from Ps. 43.99 billion in the year ended December 31, 2022. This decrease is mainly attributable to lower (i) energy and power purchases, (ii) raw materials and spare parts consumption and (iii) taxes and contributions, all partially offset by higher employee compensation expenses.

Cost of sales attributable to resale of gas, transport and distribution capacity in the year ended December 31, 2023, totaled Ps. 262.47 billion, a 10.11% decrease from Ps. 292.01 billion in the year ended December 31, 2022. The decrease is merely an accounting matter, prompted by a special combination of inflation and currency devaluation. During 2023, inflation was greater than currency devaluation, so when 2022 costs are adjusted by inflation to be restated in Pesos as of December 2023, the final amount is greater than the 2023 costs.

Cost of sales attributable to the forestry segment in the year ended December 31, 2023, totaled Ps. 11.75 billion. There were no Cost of Sales attributable to the forestry segment during the year ended on December 31, 2022, since the Forestry Segment was acquired on December 27, 2022, and financial results are applicable starting on January 1, 2023.

Gross Income

2024 Compared to 2023

Gross income during the year ended December 31, 2024, totaled Ps.291.64 billion, a 29.52% increase from Ps.225.17 billion during the year ended December 31, 2023, due to the above-mentioned reasons. The gross margin for the year ended December 31, 2024, was 39.51% compared to a gross margin of 32.98% during the same period of 2023.

2023 Compared to 2022

Gross income during the year ended December 31, 2023, totaled Ps. 225.17 billion, a 30.92% decrease from Ps. 325.98 billion during the year ended December 31, 2022, due to the above-mentioned reasons. The gross margin for the year ended December 31, 2023, was 32.98% compared to a gross margin of 47.41% during the same period of 2022.

Administrative and Selling Expenses

	Year ended December 31,			Change December 31,
	2024	2023	2022	2024/2023	2023/2022
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	63,541,027	61,458,083	45,871,058	3.39%	33.98%
Electric power generation from renewable sources	4,989,018	4,184,317	4,766,058	19.23%	(12.21%)
Resale of gas transport and distribution capacity	73,905,939	67,781,359	63,136,768	9.04%	7.36%
Forestry Segment	8,312,370	3,505,596	-	137.12%	100.00%
Others net of adjustments and eliminations	(73,905,939)	(67,781,359)	(63,136,768)	9.04%	7.36%
Total administrative and selling expenses	76,842,415	69,147,996	50,637,116	11.13%	36.56%

2024 Compared to 2023

Administrative and selling expenses during the year ended December 31, 2024, totaled Ps.76.84 billion, an 11.13% increase from Ps.69.15 billion during the year ended December 31, 2023. This increase was primarily driven by: (i) employee compensation expenses (ii) fees and compensation for services, and (iii) depreciation of property, plant and equipment.

2023 Compared to 2022

Administrative and selling expenses during the year ended December 31, 2023, totaled Ps. 69.15 billion, a 36.56% increase from Ps. 50.64 billion during the year ended December 31, 2022. This increase was primarily driven by the consolidation of administrative cost from the acquired companies, resulting in an increase in (i) Maintenance expenses (ii) Employee compensation expenses, and (iii) Fees and remuneration for services, being partially offset by a decrease in Insurance expenses.

Other Operating Income

	Year ended December 31,			Change December 31,
	2024	2023	2022	2024/2023	2023/2022
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	93,338,141	461,051,839	231,224,574	(79.76%)	99.40%
Electric power generation from renewable sources	8,803,238	23,582,978	12,016,456	(62.67%)	96.26%
Resale of gas transport and distribution capacity	7,490,050	13,683,755	9,267,447	(45.26%)	47.65%
Forestry Segment	23,399,563	32,710,355	-	(28.46%)	100.00%
Others net of adjustments and eliminations	(7,370,708)	(13,391,216)	(8,967,271)	(44.96%)	49.33%
Total other operating income	125,660,284	517,637,711	243,541,206	(75.72%)	112.55%

2024 Compared to 2023

Other operating income in the year ended December 31, 2024, totaled Ps.125.66 billion, a 75.72% contraction from Ps.517.64 billion in the year ended December 31, 2023. This decrease was primarily the result of: (i) lower interest from clients due to lower CAMMESA delays; (ii) lower foreign exchange differences, which had an impact on the CVOSA credit and (iii) lower revaluation of biological assets related to the forestry business segment.

2023 Compared to 2022

Other operating income in the year ended December 31, 2023, totaled Ps. 517.64 billion, a 112.55% increase from Ps. 243.54 billion in the year ended December 31, 2022. This increase was primarily the result of an increase in foreign exchange rates mainly due to a 78.09% devaluation of the peso with respect to the U.S. dollar in 2023 where the gain in the exchange rate difference is mainly associated with the CVOSA credit.

Other Operating Expenses

	Year ended December 31,			Change December 31,
	2024	2023	2022	2024/2023	2023/2022
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	25,682,954	23,866,675	4,029,317	7.61%	492.33%
Electric power generation from renewable sources	12,866,404	484,276	52,982	2556.83%	814.04%
Resale of gas transport and distribution capacity	4,542,842	3,866,580	3,194,621	17.49%	21.03%
Forestry Segment	2,621,083	8,555,881	-	(69.37%)	100.00%
Others net of adjustments and eliminations	(4,538,354)	(3,828,410)	(3,193,538)	18.54%	19.88%
Total other operating expenses	41,174,929	32,945,002	4,083,382	24.98%	706.81%

2024 Compared to 2023

Other operating expenses in the year ended December 31, 2024, totaled Ps.41.17 billion, a 24.98% increase from Ps. 32.95 billion in the year ended December 31, 2023. This increase was primarily the result of (i) Resolutions 58/2024 and 66/2024 (see “Item 3.D. Risk Factors—Risks Relating to the Electric Power Sector in Argentina—We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector”) and (ii) expenses due to an incident in a wind farm.

2023 Compared to 2022

Other operating expenses in the year ended December 31, 2023, totaled Ps. 32.95 billion, a 706.81% increase from Ps. 4.08 billion in the year ended December 31, 2022. This increase was primarily the result of an increase in (i) asset retirement and (ii) Forestry expenses.

Impairment of property, plant and equipment and intangible assets

	Year ended December 31,			Change December 31,
	2024	2023	2022	2024/2023	2023/2022

	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	(72,160,515)	44,338,349	(40,487,933)	(262.75%)	(209.51%)
Electric power generation from renewable sources	(29,920,955)	51,465,748	(54,610,445)	(158.14%)	(194.24%)
Total impairment of property, plant and equipment and intangible assets	(102,081,470)	95,804,097	(95,098,378)	(206.55%)	(200.74%)

2024 Compared to 2023

In 2024, we recorded a Ps.102.08 billion impairment of property, plant and equipment and intangible assets charge related to a reduction in the assessed value-in-use of the following assets that exceeded their previously recorded book value: the Brigadier Lopez thermoelectric power plant; the San Lorenzo cogeneration unit; the Lujan de Cuyo combined cycle; the Buenos Aires combined cycle, located in the Costanera site; La Genoveva and Manque wind farms and the turbines stored in Nuevo Puerto. For further information, see “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of property, plant and equipment and intangible assets”.

2023 Compared to 2022

In 2023, we recorded a Ps. 95.80 billion recovery gain related to the impairment reversal for the following assets: the Luján de Cuyo combined cycle power plant, the San Lorenzo cogeneration unit, the Manque and La Genoveva wind farms, the turbine stored in Nuevo Puerto and Other Land and Buildings, partially offset by the Brigadier Lopez thermoelectric power plant impairment. For further information, see “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of property, plant and equipment and intangible assets”.

In 2022, we recorded a Ps. 95.10 billion impairment of property, plant and equipment and intangible assets charge, related to a reduction in the assessed value-in-use of the following assets that exceeded their previously recorded book value: San Lorenzo cogeneration unit and La Genoveva and Manque wind farms.

Operating Income

	Year ended December 31,			Change December 31,
	2024	2023	2022	2024/2023	2023/2022
	(in thousands of Ps.)			(in percentages)
Electric power generation from conventional sources	141,456,748	565,188,774	383,196,532	(74.97%)	47.49%
Electric power generation from renewable sources	36,324,845	148,377,520	32,434,632	(75.52%)	357.47%
Resale of gas transport and distribution capacity	105,316,747	2,191,947	10,516,289	4704.71%	(79.16%)
Forestry Segment	13,099,734	21,563,555	-	(39.25%)	100.00%
Others net of adjustments and eliminations(1)	(98,994,626)	(801,650)	(6,448,044)	12248.86%	(87.57%)
Total operating income	197,203,448	736,520,146	419,699,409	(73.22%)	75.49%

2024 Compared to 2023

Operating income in the year ended December 31, 2024, totaled Ps.197.20 billion, a 73.22% decrease from Ps.736.52 billion in the year ended December 31, 2023. This result is a combination of (i) higher aggregate sales as previously explained and (ii) lower operating costs, being both fully offset by (i) higher administrative and selling expenses, (ii) lower other operating income and expenses, net and (iii) the impairment recorded for the year.

2023 Compared to 2022

Operating income in the year ended December 31, 2023, totaled Ps. 736.52 billion, a 75.49% increase from Ps. 419.70 billion in the year ended December 31, 2022. This results as a combination of (i) lower sales as previously explained and (ii) higher operating cost related to the consolidation of acquired companies, being fully offset by (i) the impairment reversal recorded in the year, and (ii) the positive exchange differences of the CVOSA credit.

(Loss) Gain on net monetary position

2024 Compared to 2023

Loss on net monetary position in the year ended December 31, 2024, totaled Ps.18.85 billion, a 93.16% decrease from Ps.275.50 billion in the year ended December 31, 2023. This was the result of lower inflation rates.

2023 Compared to 2022

Loss on net monetary position in the year ended December 31, 2023, totaled Ps. 275.50 billion, a 33.36% increase from Ps. 206.58 billion in the year ended December 31, 2022.

Finance Income

2024 Compared to 2023

Finance income in the year ended December 31, 2024, totaled Ps.117.32 billion, a 76.60% contraction from Ps.501.30 billion in the year ended December 31, 2023. The decrease was primarily the result of: (i) a 67.54% lower interest earned from Ps. 12.62 billion in 2023 to Ps. 4.10 billion in 2024, (ii) a 79.03% lower net income on financial assets which decreased from Ps. 477.98 billion in 2023 to Ps. 100.23 billion in 2024 and (iii) an 80.10%lower income from swap contracts, which decreased from Ps. 10.70 billion in 2023 to Ps. 2.13 billion in 2024.

2023 Compared to 2022

Finance income in the year ended December 31, 2023, totaled Ps. 501.30 billion, a 189.46% increase from Ps. 173.18 billion in the year ended December 31, 2022. This increase was primarily the result of (i) a 237.34% increase in earned interest from Ps. 3.74 billion in 2022 to Ps. 12.62 billion in 2023, (ii) a 213.71% increase in net income on financial assets at fair value through profit or loss, which increased from Ps. 152.36 billion in 2022 to Ps. 477.98 billion in 2023 and partially offset by (iii) a 37.37% decrease in results of interest rates swaps, which decreased from Ps. 17.08 billion in 2022 to Ps. 10.70 billion in 2023.

Finance Expenses

2024 Compared to 2023

Finance expenses in the year ended December 31, 2024, totaled Ps.171.61 billion, a 77.91% decrease from Ps.776.92 billion in the year ended December 31, 2023. This contraction is primarily the result of: (i) lower foreign exchange differences on financial liabilities which decreased from Ps. 714.81 billion in 2023 to Ps. 110.28 billion in 2024 and (ii) lower bank fees, which decreased from Ps. 6.12 billion in 2023 to Ps. 4.66 billion in 2024.

2023 Compared to 2022

Finance expenses in the year ended December 31, 2023, totaled Ps. 776.92 billion, a 163.66% increase from Ps. 294.67 billion in the year ended December 31, 2022. This increase was primarily the result of a higher foreign exchange difference, which increased from Ps. 246.44 billion in 2022 to Ps. 714.81 billion in 2023, mainly due to a higher depreciation of the Argentine peso.

Share of the Profit of Associates

2024 Compared to 2023

Share of the profit of associates in the year ended December 31, 2024, totaled a gain of Ps.16.13 billion compared to a gain of Ps.13.32 billion in 2023, mainly due to the gains resulting from the operations of Ecogas in 2024.

2023 Compared to 2022

Share of the profit of associates in the year ended December 31, 2023, totaled a gain of Ps. 13.32 billion compared to a gain of Ps. 0.76 billion in 2022, mainly due to the gains resulting from the operations of Ecogas in 2023.

Gain from bargain purchase

2024 Compared to 2023

No gain from bargain purchase was generated in 2024.

2023 Compared to 2022

In the year ended December 31, 2023, results from bargain purchases amounted to Ps.158.20 billion, compared to Ps.82.56 billion in 2022, reflecting a 91.62% increase. This result is primarily explained by the acquisitions of Central Costanera, Empresas Verdes Argentinas S.A., Las Misiones S.A. and Estancia Celina S.A.

Income Tax

2024 Compared to 2023

Income tax in the year ended December 31, 2024, totaled Ps.81.46 billion, a 108.53% increase from Ps.39.06 billion in the year ended December 31, 2023. Our effective tax rate for the year ended December 31, 2024, and 2023 was 57.08% and 10.94%, respectively.

2023 Compared to 2022

Income tax in the year ended December 31, 2023, totaled Ps. 39.06 billion, a 14.28% decrease from Ps. 45.57 billion in the year ended December 31, 2022. Our effective tax rate for the year ended December 31, 2023, and 2022 was 10.94% and 26.05%, respectively. This decrease was mainly due to accounting positive results, mainly explained by the fact that the result from the acquisition of participation in companies does not generate income tax charge and, in turn, due to a decrease in the balance of deferred liabilities resulting from tax losses recognized during the year.

Net Income (loss) for the Year

2024 Compared to 2023

For the reasons described above, net income for the year ended December 31, 2024, totaled Ps.61.25 billion, compared to a net income of Ps.317.85 billion in the year ended December 31, 2023.

2023 Compared to 2022

For the reasons described above, net income for the year ended December 31, 2023, totaled Ps. 317.85 billion, compared to a net income of Ps. 129.37 billion in the year ended December 31, 2022.

Significant balance sheet variations discussion

Property, plant & equipment

Our PP&E balance at the end of the year 2023 amounted to Ps.1,652.68 billion, increasing 23.14% compared to the Ps.1,314.12 billion at the end of the year 2022, mainly as a result of the acquisitions carried out during 2023, which include the purchase of Central Costanera S.A., the forestry companies Empresas Verdes Argentina S.A (EVASA), Estancia Celina S.A. and Las Misiones S.A. and Cordillera Solar VIII S.A. For the year ended December 31, 2024, no significant variations were registered.

Biological assets

The company's biological assets increased by 102.21% to Ps.209.06 billion in 2023 from Ps.103.39 billion in 2022, primarily as a result of the acquisitions of Empresas Verdes Argentina S.A. (EVASA), Las Misiones S.A. and Estancia Celina S.A. and the revaluation of the biological assets of the companies Forestal Argentina S.A. and Loma Alta Forestal S.A. For the year ended December 31, 2024, no significant variations were registered.

Trade and other receivables

Trade and other receivables during the year ended December 31, 2023, totaled Ps.687.87 billion, a 17.66% increase from Ps.584.62 billion in 2022. This increase was primary the result of higher foreign exchange rates due to the peso depreciation during 2023, that have a direct impact on those receivables denominated in US$, mainly on those related to the CVOSA credit, the consolidation of receivables from Central Costanera and longer delays in CAMMESA's collections. During the year ended December 31, 2024, trade and other receivables decreased by 48.47% to Ps.354.45. This is mostly explained by: i) lower foreign exchange rate variation, that has a direct impact on those receivables denominated in US$, and ii) higher inflation vis-à-vis local currency depreciation during the year, which resulted in higher inflation-adjusted values of 2023 than US$-denominated amounts converted into Pesos at the end of 2024. Moreover, CAMMESA delays decreased along the year.

Loans and borrowings

Loans and borrowings jumped by 69.70% during the year 2023, reaching Ps.729.91 billion, from Ps.430.12 billion in 2022. This increase was mainly the result of a combination of the consolidation of the financial debt from the acquisition of Central Costanera and Cordillera Solar VIII S.A., the issuance of the senior notes series A and B and the depreciation of the Peso, being all partially offset by the maturity of the Manque and Olivos dollar-linked notes and the precancellation of the Brigadier Lopez syndicated loan (fully amortized in January 2024). During the year ended December 31, 2024, loans and borrowings decreased 47.83% to Ps.380.79. This is mostly explained by: i) lower foreign exchange rate variation, that has a direct impact on US$-denominated debt, and ii) higher inflation vis-à-vis local currency depreciation during the year, which resulted in higher inflation-adjusted values of 2023 than US$-denominated amounts converted into Pesos at the end of 2024. Also, the Company cancelled debt along the year.

Item 5.B Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of Ps. 3.84 billion, and other current financial assets of Ps. 240.18 billion. See Notes 13 and 10.5 to our Audited Consolidated Financial Statements.

Our primary sources of liquidity have been cash flows from operating activities.

Our receivables from CAMMESA also are an important source of liquidity for us. As of December 31, 2024, our current trade and other receivables from CAMMESA totaled Ps. 114.06 billion.

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

Over the last years we have used part of our surplus funds for dividend payments. During 2024, we also approved and distributed dividends to our shareholders. See “Item 8— Financial Information — Dividends and Dividend Policy”.

Our loans and other borrowings contain customary covenants for facilities of each type, including (i) certain limitations on consolidations, mergers, and sales of assets; (ii) restrictions on incurring additional indebtedness; (iii) restrictions on paying dividends; (iv)limitations on making capital expenditures; and (v) restrictions on the incurrence of liens. Certain events of default and covenants are subject to certain thresholds and exceptions. We do not expect these restrictions to have a material impact on our ability to meet our cash obligations. As of the date of this annual report, we are in compliance with all of our debt covenants.

We do not discard the option to pursue potential financing alternatives, if the conditions are favorable.

On July 31, 2020, our special shareholders’ meeting approved the creation of the Program. Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the shareholders’ meeting. On October 29, 2020, CNV approved the creation of such program, which shall expire on October 29, 2025, in accordance with the regulations in force.

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

As for CP Manque S.AU. and CP Los Olivos S.A.U. Corporate Bonds Class I were fully paid on September 2, 2023.

We believe that our sources of liquidity, which are mainly the result of operations, will be sufficient to meet our debt service and working capital requirements for the foreseeable future. We do not expect to have any material requirements regarding capital expenditures except for the capital expenditures requirements for the Brigadier Lopez close cycle and the San Carlos and Guañizuil II A debt repayments to solar farm projects and the above mentioned payments.

For the year 2025, our debt repayment flows are of about US$ 132 million.

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

As of March 20, 2018, CAMMESA granted the CVO Commercial Approval in the WEM, as a combined cycle, of the thermal plant Central Vuelta de Obligado, which entitled us to receive the collection of the trade receivables under the CVO Agreement. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be signed in order to start the collections. The PPA agreement was signed on February 7, 2019, with retroactive effect to March 20, 2018. As a result, the original amortization schedule from the CVO Agreement is in full force and effect. As of December 31, 2024, the CVO “LVFVD 2008-2011 receivables” totaled Ps. 201.57 billion.

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

During 2024, we collected Ps.83.66 billion in CVO receivables, measured in Pesos as of December 31, 2024. During 2023, we collected Ps.83.78 billion in CVO receivables, measured in Pesos as of December 31, 2024

On May 24, 2024, we reached an agreement with CAMMESA to settle outstanding debts for electricity provided in December 2023, January 2024, and February 2024. The debts for December and January were paid using Argentine Republic Bonds in US Dollars Step Up 2038 within ten (10) business days from the date of signing the agreement. The debt for February was paid in cash with the funds available in the bank accounts enabled in CAMMESA within 48 hours from the signing of the agreement. Due to the lower market value of the above-mentioned bonds, we incurred a consolidated loss of approximately Ps. 24,783 million. Despite this, the agreement did not impact our normal business operations, payment capacity or ability to secure financing.

Additionally, we held receivables in the form of LVFVD for the unpaid balances from CAMMESA relating to the sale of electric power to CAMMESA under the additional trust remuneration concept since 2012. On September 3, 2019, CAMMESA and Central Puerto (in accordance with a general offer made to all generators) entered into a final agreement to settle the LVFVD receivables balance. As a result, an 18% reduction of principal amount and accrued interest as of such date was achieved. Moreover, we waived any complaint related to such receivables.

For further information regarding sales relating to additional trust remuneration and non-recurring maintenance, see “Item 5.A. Operating Results—Our Revenues—The Spot Sales” and “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Previous Remuneration Schemes”.

Cash Flows

The following table sets forth our cash flows from our operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	(in thousands of Ps.)
	2024	2023	2022
Net cash flows provided by operating activities	258,223,038	273,543,294	377,300,678
Net cash flows used in investing activities	(164,908,031)	(138,448,696)	(211,983,181)
Net cash used in financing activities	(109,805,318)	(173,675,159)	(110,581,437)
(Decrease) Increase in cash and cash equivalents, net	(16,490,311)	(38,580,561)	54,736,060

Net Cash Provided by Operating Activities

2024 Compared to 2023

Net cash provided by operating activities decreased 5.60% to Ps.258.22 billion for the year ended December 31, 2024, from Ps.273.54 billion for the year ended December 31, 2023. Net cash provided by operating activities is mainly explained by (i) Ps.142.71 of net income for the period before income tax; (ii) Ps.36.83 billion in collection of interest from clients; (iii) adjustments to reconcile profit for the period before income tax with net cash flows of Ps.113.71 billion; and (iv) Ps.6.55 billion in insurance recovery; partially offset by (v) Ps.26.72 billion in working capital variations (accounts payables, accounts receivables, inventory, and other non-financial assets and liabilities); and (vi) Ps.14.86 million in income tax and other taxes payments.

2023 Compared to 2022

Net cash provided by operating activities decreased by 27.50% to Ps. 273.54 billion for the year ended December 31, 2023, from Ps. 377.30 billion for the year ended December 31, 2022. The result was primarily driven by (i) an income for the year before income tax of Ps. 356.91 billion, and (ii) Ps. 63.85 billion in interest received from clients, including the ones from the FONI program, being partially offset by (iii) Ps. 74.79 billion in income tax paid in the period, (iv) non-cash adjustments in the operating income of Ps. 55.63 billion, and (v) Ps. 14.99 billion in negative working capital variations.

Net Cash Used in Investing Activities

2024 Compared to 2023

Net cash used in investing activities increased by 19.11% to Ps.164.91 billion for the year ended December 31, 2024, from Ps.138.45 billion for the year ended December 31, 2023. Net cash used in investing activities is mainly explained by (i) Ps.142.50 billion in acquisitions of property, plant and equipment and inventory and (ii) Ps.31.67 billion in acquisitions of other financial assets, net, being all partially offset by (iii) Ps.8.14 billion generated by dividends collected and (iv) Ps.1.12 billion from the sale of property, plant, and equipment.

2023 Compared to 2022

Net cash used in investing activities decreased by 34.69% to Ps. 138.45 billion for the year ended December 31, 2023, from Ps. 211.98 billion for the year ended December 31, 2022. The result was primarily driven by (i) Ps. 49.64 billion from the acquisition of short-term financial assets, net, that were lower than during 2022 and 2021, (ii) Ps. 78.43 billion in payments for the acquisition of subsidiaries and associates, net of cash acquired, mainly related to the acquisition of CECO, Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. companies, (iii) Ps. 21.42 billion in purchase of property, plant and equipment and inventories, (iv) Ps. 3.61 billion in the Share Buyback program, which was partially offset by (v) Ps. 14.65 billion in dividends collected.

Net Cash Used in Financing Activities

2024 Compared to 2023

Net cash used in financing activities decreased 36.78% to Ps.109.80 billion for the year ended December 31, 2024, compared to Ps.173.68 billion for the year ended December 31, 2023. Net cash used in financing activities is basically the result of (i) Ps.130.85 billion in loans and other financial debts; (ii) Ps.44.85 billion in interest and other financial costs and bank fees paid; and (iii) Ps.16.66 billion in dividends paid, being all partially offset by (iv) Ps.64.60 billion in loans and other financial debts received and (v) Ps.17.93 billion in net overdrafts received.

2023 Compared to 2022

Net cash used in financing activities increased by 57.06% to Ps. 173.68 billion for the year ended December 31, 2023, compared to Ps. 110.58 billion for the year ended December 31, 2022. The result was primarily driven by (i) long-term loans payments, which totaled Ps. 202.73 billion, (ii) interest and financial costs payments, mainly related to long-term loans, which totaled Ps. 51.50 billion, (iii) dividends paid, which totaled Ps. 47.72 billion, and (iv) Ps. 10.48 billion in bank and investment accounts overdrafts received, net. (v) Ps. 14.10 billion in payments for Manque and Los Olivos bond repurchase, which was partially offset by (vi) loans received by Ps. 156.59 billion.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
	(in thousands of Ps.)
	2024	2023	2022
Land and buildings	3,518,873	147,145,200	78,949,437
Electric power facilities and other equipment	63,364,412	153,448,719	24,568
Wind turbines	-	438,537	-
Turbines	-	-	-
Construction in progress	93,981,012	33,639,949	6,871,457
Other	17,386,900	4,654,552	1,628,251
Total	178,251,197	339,326,957	87,473,713

In the year ended December 31, 2024, we made total capital expenditures of Ps. 178.25 billion, compared to Ps. 339.33 billion in 2023. This amount is basically explained by capital expenditures applied to our projects under execution: the construction of San Carlos solar farm and the Brigadier Lopez conversion into a combined cycle.

During 2023, the main additions to fixed assets and land were in connection with the acquisition of Central Costanera S.A., Empresas Verdes Argentina S.A., Las Misiones S.A., Estancia Celina S.A., Cordillera Solar VIII and CP Servicios Renovables S.A.  The Cordillera Solar VIII and CP Servicios Renovables S.A. acquisitions have been accounted for as an asset acquisition in accordance with IFRS 3, and the Central Costanera S.A., Empresas Verdes Argentina S.A., Las Misiones S.A., and Estancia Celina S.A. acquisitions have been accounted for as business combinations. We have funded our capital expenditures with proceeds from debt issuances and cash generated from our operations.

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

Taking into account both direct and indirect interests involved, we acquired (i) an interest equivalent to 21.60% of DGCU’s capital stock and (ii) an interest equivalent to 40.60% of DGCE’s capital stock. As of the date of this annual report these holdings have changed, as described in “Item 4. Information of the Company—Recent Developments—ECOGAS Inversiones S.A. – Initial Public Offering through a Voluntary Exchange of Shares of Distribuidora de Gas Cuyana S.A. and Distribuidora de Gas del Centro S.A.”.

 Indebtedness

As of December 31, 2024, our total indebtedness was Ps.380.79 billion of which 99% was denominated in U.S. dollars. The following table shows our indebtedness as of such date:

	December 31, 2024
	(in thousands of US$)	(in thousands of Ps.)
Non-Current debt	222,880	230,012,557
Current debt	146,103	150,777,810

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

Pursuant to the loan agreement, among other obligations, Central Puerto has agreed to maintain a debt ratio of (a) as of December 31, 2019, of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As of December 31, 2024, we have complied with that requirement.

During fiscal year 2019, the planned disbursements for this loan were completed for a total of US$55.2 million.

As of December 31, 2024, the balance of this loan amounts to US$22.79 million, approximately equivalent to Ps.23.52 billion, net of transaction costs.

Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, we entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for US$180.0 million to fund the acquisition of the Thermal Plant Brigadier (the “Brigadier Lopez Loan”).

According to the terms of the agreement, this loan accrues at a variable interest rate based on the LIBOR rate plus a margin. Due to the suspension of the LIBO rate on June 30, 2023, we amended – together with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC – the loan agreement on August 16, 2023, replacing the LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a Credit Adjustment Spread (CAS) of 0.26161% applicable as from September 12, 2023.

Pursuant to the loan agreement, among other obligations, Central Puerto has agreed to maintain (i) a debt ratio of no more than 2.25:1.00, (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of US$500.0 million.

As of June 14, 2019, the loan proceeds had been fully disbursed.

On September 15, 2020, BCRA issued Communication “A” 7106 (“Foreign Exchange Regulatory Restrictions 7106”) pursuant to which any Argentine debtor that has scheduled principal payments of indebtedness due between October 15, 2020 and March 31, 2021 and payable in foreign currency (subject to certain exceptions), is required, in order to access to the official exchange market, to file with the BCRA a refinancing plan in respect of such indebtedness, which shall fulfill certain conditions established in the regulation, such as the following (i) the net amount for which the debtor shall have access to the official foreign exchange market to meet its foreign currency denominated payments of principal shall not exceed 40.00% of the aggregate principal amount due between October 15, 2020 and March 31, 2021 and (ii) the remaining principal amount is required to be deferred such that the repayment of the deferred principal amounts is due on average two years later than the originally scheduled principal amortization payments. The installments under Brigadier Lopez Loan becoming due between December 2020 and March 2021 were under the scope of such regulation.

In compliance with Foreign Exchange Regulatory Restrictions 7106, we presented to the BCRA a new repayment schedule for the Brigadier Lopez Loan, which included the refinancing of the first two principal installments, each for a sum of US$36 million, which were payable on December 14, 2020, and March 12, 2021. On December 14, 2020, we entered into a forbearance agreement with the creditors of the Brigadier Lopez Loan by means of which the creditors agreed not to take any judicial or extrajudicial action to claim their rights of collection under such loan and to negotiate in good faith certain modifications. On December 22, 2020, we signed a waiver and amendment to the Brigadier Lopez Loan, modifying, among others, the amortization schedule so as to comply with the requirements established by Communication “A” 7106, partially postponing installments becoming due in December 2020 and March 2021, extending the final payment term to June 2023, including monthly amortizations as from January 2021 until January 2022, and keeping the amortizations in the initial schedule for June, September and December 2021, each of them equal to 20.00% of capital. In December 2020, 40% of the installment for such month was paid, complying with the regulations in force and the abovementioned amendment. Amongst others, the amendment involves a 200 basis points increase in the interest rates as from December 12, 2020.

The amendment of the Brigadier Lopez Loan contains a more restrictive covenant package than under the original loan, which includes a prohibition to make dividends payment during 2021 and a US$25.0 million maximum allowed for dividends payment in 2022. Moreover, a collateral agreement was signed, which includes the pledge on turbines of Brigadier Lopez Thermal Station, a mortgage on the land in which such power station is located and a LVFDV passive collection collateral assignment.

Foreign Exchange Regulatory Restrictions 7106 were extended until December 31, 2021, by Communication “A” 7230. The installments under the Brigadier Lopez Loan due in June, September and December 2021 were under the scope of the provisions of such regulation. As a consequence, we signed a new amendment, which changed the amortization schedule, rescheduling 60.00% of installments, whose original maturity date operated in June, September and December 2021, and extending the loan’s final term up to January 2024. The schedule in force, which includes this amendment and the one dated December 22, 2020, foresees monthly amortizations until January 2022, one amortization in June 2023 for the amount of US$34,128 million and the last amortization in January 2024 for the amount of US$55.1 million. Moreover, the financial commitments and obligations undertaken in the first amendment remained unchanged.

This new amendment also implied a 125 basis points increase in the applicable interest rate as from June 12, 2021, and the dividend payment restriction was maintained until 2021, as well as the US$25.0 million limitation for 2022. During 2023, the maximum dividend payment allowed is US$20.0 million.

On October 19, 2023, we made a prepayment to the syndicated loan celebrated with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC for an amount of US$49,043,078. This prepayment allowed Central Puerto to make dividend payments that were restricted by this loan. As of the date of this annual report, the Company has no restrictions associated with this loan to pay dividends After such payment, the principal due amounted to US$6,056,922, which was fully paid on January 12, 2024.

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

As of the date of this annual report, all payments provided in the amendments have been made, and the financing has been fully paid.

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

The Company also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana as follows: (i) until the La Castellana project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70.00%) beneficial ownership of CP La Castellana; and (y) control of CP La Castellana; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95.00%) beneficial ownership of CP La Castellana; and (y) control of CP La Castellana. In addition, (ii) after La Castellana project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.10%) beneficial ownership of each of CP La Castellana and CP Renovables; and (y) control of each of CP La Castellana and CP Renovables;  (b) CP Renovables shall maintain control of CP La Castellana; and (c) we have a restriction on cash excess withdrawal, to perform cash withdrawals that could be used for dividend payments we must have a Restricted Payment Debt Service Coverage Ratio of at least 1.25:1.00, also the request of excess withdrawal must be 30 days prior the interest payment date and the amount to be withdrawn must not be larger than the balance of the Restricted Payment Account as of the next Interest Payment Date.

Under the common terms agreement, CP La Castellana has committed to maintain a Historical Senior Debt Service Coverage Ratio of at least 1.20:1.00 until the wind farm project’s termination date. Such ratio is calculated by dividing the aggregate EBITDA for the most recent four financial quarters ended prior to the calculation date by the amount of all scheduled debt payments due in those four quarters.

On August 18, 2018, La Castellana I wind farm reached the commercial operation date.

On February 16, 2023, CP La Castellana met all the requirements and conditions required to achieve the project completion date, as a result of which the guarantee granted by CPSA was released. La Castellana “project completion date” is defined in the common terms agreement as the date in which the commercial operation date has occurred and certain other conditions have been met. For further information on La Castellana project see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Expansion of Our Generating Capacity”.

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

The Company also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP Achiras as follows: (i) until the Achiras project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP Achiras; and (y) control of CP Achiras; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP Achiras; and (y) control of CP Achiras. In addition, (ii) after Achiras project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP Achiras and CP Renovables; and (y) control of each of CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP Achiras. Finally, the common terms agreement sets forth certain requirements to be fulfilled before CP Achiras distributes dividends.

Under the common terms agreement, CP Achiras has committed to maintain a Historical Senior Debt Service Coverage Ratio of at least 1.20:1.00 until the project’s termination date. Such ratio is calculated by dividing the aggregate EBITDA for the most recent four financial quarters ended prior to the calculation date by the amount of all scheduled debt payments due in those four quarters.

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

Under the subscribed trust guarantee agreement, as of December 31, 2024 there are trade receivables with specific assignment amounting to Ps.4,40 billion.

As of December 31, 2024, the balance under the CP Achiras and CP La Castellana Loans from the IIC—IFC Facilities, was US$79.93 million, approximately equivalent to Ps.82.49 billion, net of transaction costs.

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

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” under which Central Puerto completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the project reaches the project completion date) hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to the Guarantee Agreement, among other customary covenants for this type of facilities, Central Puerto has committed, until the project completion date, to maintain: (i) a leverage ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, Central Puerto, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U. As of December 31, 2024, we have met the requirements described in (i) and (ii) above. Finally, there are certain requirements to be fulfilled in order to distribute dividends from Vientos La Genoveva S.A.U.

On November 22, 2019, Vientos La Genoveva S.A.U. received a disbursement of US$76.1 million for the total amount of the loan.

Under the common terms agreement, Vientos La Genoveva S.A.U. has committed to maintain a Historical Senior Debt Service Coverage Ratio of at least 1.20:1.00 until the project’s termination date. Such ratio is calculated by dividing the aggregate EBITDA for the most recent four financial quarters ended prior to the calculation date by the amount of all scheduled debt payments due in those four quarters.

On November 29, 2024, Vientos La Genoveva S.A.U. has fulfilled all the requirements and conditions necessary to certify the occurrence of the project’s completion date, as a result of which the Guarantee Agreement provided by CPSA was released.

As of December 31, 2024, the Company has fulfilled all the requirements detailed previously established in the loan agreement.

Under the signed trust guarantee agreement, as of December 31, 2024 there are trade receivables with specific assignments amounting to Ps.2.29 billion.

As of December 31, 2024, balance of this loan, was US$56.70 million, approximately equivalent to Ps.58.52 billion, net of transaction costs.

Loan from Banco de Galicia y Buenos Aires S.A.U. to CPR Energy Solutions S.A.U. (wind farm La Castellana II)

On May 24, 2019, CPR Energy Solutions S.A.U. (a subsidiary of ours) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A.U. to fund the construction of the wind farm “La Castellana II” for a principal amount of US$12.5 million.

According to the agreement, the loan accrues interest at an annual fixed rate equal to 8.5% during the first twelve months, and has a 0.5% step-up each year, up to 11% on the 61st monthly interest payment date, where it remains until maturity, and it is amortizable in 25 quarterly installments as from May 24, 2020. Other agreements and related documents (in which Central Puerto totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by CPR Energy Solutions S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, whichever happens first), guarantee agreements on shares, guarantee agreements on wind turbines and promissory notes have been executed.

As security for the obligations undertaken, the subsidiary CPR Energy Solutions S.A.U. has granted Banco de Galicia y Buenos Aires S.A. a pledge, which is registered as a first-degree charge against the financed assets.

Pursuant to the collateral agreement, among other obligations, Central Puerto has agreed to maintain a debt ratio of no more than 3.75:1.00 until the date of completion of the project. In addition, Central Puerto, under certain conditions, agreed to make capital contributions, directly or indirectly, to subsidiary CPR Energy Solutions S.A.U. Moreover, Central Puerto has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over CPR Energy Solutions S.A.U. As of September 3, 2021, CPR Energy Solutions S.A.U. has fulfilled all the requirements and conditions to achieve project’s completion date. As a result, the collateral posted by the Company was released and CPSA is no longer subject to the obligations previously described.

As per the loan agreement, the subsidiary CPR Energy Solutions S.A.U. has committed to maintain: (i) a financial debt-to-EBITDA ratio below 2.25, and (ii) an EBITDA-to-financial debt service ratio above 1.10, both until the full payment of the owed amounts. As of June 29, 2024, the subsidiary received waivers to comply with these ratios and other contractual obligations concerning expenses related to the wind farm accident, which are included under Other operating expenses in the income statement for the year ended December 31, 2024. Finally, there are certain requirements the subsidiary must fulfill regarding dividend payments.

On May 24, 2019, the loan was fully disbursed. As of December 31, 2024, the balance of this loan was US$3.51 million, approximately equivalent to Ps.3.62 billion, net of transaction costs.

Loan from Banco Galicia y Buenos Aires S.A.U. to subsidiary Vientos La Genoveva II S.A.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A.U. for the construction of the La Genoveva II wind farm for a principal amount of US$37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva II S.A. and Banco de Galicia y Buenos Aires S.A.U. entered into an amendment agreement on July 21, 2023, whereby the interest rate changed to the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.42826% applicable as from the next interest payment. The loan is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

As per the loan agreement, the subsidiary Vientos La Genoveva II S.A.U. has committed to maintain: (i) a financial debt-to-EBITDA ratio lower than 3.75 until the end of June 2025 and lower than 2.25 thereafter; and (ii) an EBITDA-to-financial debt service ratio higher than 1.00 until late June 2025 and higher than 1.10 thereafter, both until the total payment of the owed amounts. Finally, there are certain requirements the subsidiary must fulfill concerning dividend payments. As of December 31, 2024, the subsidiary has complied with these obligations.

In addition, the subsidiary Vientos La Genoveva II S.A.U. has granted Banco de Galicia y Buenos Aires S.A. a pledge, registered as a first-degree charge against the financed assets.

Other agreements and related documents, like the collateral agreement (in which Central Puerto totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, whichever happens first), guarantee agreements on shares, on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to the collateral agreement, among other obligations, Central Puerto has agreed, until the project termination date, to maintain a debt ratio of no more than 3.75:1.00. Moreover, Central Puerto, under certain conditions, agreed to make capital contributions to subsidiary Vientos La Genoveva II S.A. Moreover, Central Puerto has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over Vientos La Genoveva II S.A. As of September 3, 2021, Vientos La Genoveva II S.A. has fulfilled all the requirements and conditions to achieve the project’s completion date. As a result, the collateral posted by us was released and CPSA is no longer subject to the obligations previously described.

On July 23, 2019, the loan was fully disbursed. As of December 31, 2024, the balance of this loan, was US$10.86 million, approximately equivalent to Ps.11.20 billion, net of transaction costs.

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

The loan considers certain financial restrictions, which as of December 31, 2024 have been completely fulfilled by CECO. Moreover, as guarantee of the obligations undertaken, CECO has a pledge in favor of Mitsubishi Corporation with a first degree recording on the financed asset.

As of December 31, 2024, the balance of this loan was US$33.41 million, approximately equivalent to Ps.34.48 billion, net of transaction costs.

Loan from Equinor Wind Power AS to subsidiary Cordillera Solar VIII S.A.

As a result of the solar farm acquisition described in Note 20.7, the Company consolidated the liabilities corresponding to the loan granted to the subsidiary Cordillera Solar by its previous shareholder Equinor Wind Power AS for a capital amount of US$ 62,199,879 and interest for US$ 8,983,951. As a guarantee for such loan, Cordillera Solar gave a first-grade pledge over certain properties, plant, and equipment of such company in favor of Equinor Wind power AS.

On October 18, 2023, Proener and the previous shareholder Equinor Wind Power AS agreed on a refinancing plan for a 24-month term counted as from the refinancing date at a 9% annual rate. In addition, on such date, Cordillera Solar paid an amount of US$ 40 million with funds obtained through the loan described on Note 13.3.13 to our Consolidated Financial Statements.

Moreover, as a result of the acquisition, the Company has also consolidated the liabilities for the Junior Shareholder Loan Agreement granted to Cordillera Solar for a US$ 1,768,897 balance, which on October 18, 2023, was also refinanced at a 9% annual rate to be paid 24 months after the refinancing date.

On September 6 and October 7, 2024, both loans were fully repaid.

Loan from Banco Santander International to subsidiary Cordillera Solar S.A.

On October 18, 2023, our subsidiary Cordillera Solar agreed to enter, as borrower, into a financing with Banco Santander International for an amount of US$40 million at an annual rate of 6.5%, with a 24-month maturity. As of December 31, 2024, the outstanding amount under this loan is US$40 million, equivalent to approximately Ps.41.83 billion, which is guaranteed with financial securities.

Central Puerto S.A. Program of Corporate Bonds

On July 31, 2020, our special shareholders’ meeting approved the creation of the Program. Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the shareholders’ meeting. On October 29, 2020, CNV approved the creation of such program, which shall expire on October 29, 2025, in accordance with the regulations in force.

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

Finally, on June 26, 2024, and in line with the decisions made at the special shareholders' meetings of the Co-Issuers on May 13, 2024, CNV decided to revoke the authorization previously granted to the Co-Issuers for the public offering of their corporate bonds, proceed with the early cancellation of the global co-issuance programme mentioned, and terminate CNV corporate control over the Co-Issuers.

Short term loans for import financing

As of December 31, 2024, the subsidiary Vientos La Genoveva II S.A.U. has several outstanding short-term loans with Banco Santander S.A. (Uruguay) for a total amount of US$ 1,353,776. These loans accrue interest at an effective annual rate of 7% with maturities between January 28, 2025, and March 9, 2025. As of the date of this annual report, these loans have been fully repaid.

The proceeds of the loans were applied to finance the acquisition of trackers, panels and inverters and transformation centers to be installed in the San Carlos solar farm (see Note 18.10).

As of December 31, 2024, CPSA has several outstanding short-term loans with Banco Santander S.A. (Uruguay) for a total of US$ 252,899 to finance the acquisition of equipment to be used in the Brigadier Lopez project, aiming to convert a thermal open cycle power station into a combined cycle power plant. These loans accrue interest at an effective annual rate of between 7% and 8%, with maturities between January 9, 2025, and April 30, 2025.

On November 4, 2024, the subsidiary company Central Costanera S.A. signed a short-term loan with Banco Santander S.A. (Uruguay) for a total of US$ 36,318 to finance the import of materials and equipment. This loan accrues interest at an effective annual rate of 7%, with a scheduled maturity date of May 5, 2025.

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

As of the date of this annual report, works for the conversion of the Brigadier Lopez open cycle thermal plant into a combined cycle facility have started and are expected to be completed by the end of 2025. "See Item 4. A History and development of the Company—Purchase of the Brigadier Lopez Plant”.

We successfully participated in CAMMESA’s auction for 10 MW of dispatch priority for our Parque Solar San Carlos Project under the MATER framework, located in San Carlos, Province of Salta. "See Item 4. A History and development of the Company—Renewable energy projects".

Several factors have affected our plans for our prospect projects: (a) the economic recession in Argentina, (b) the decrease in demand of electric energy, and (c) the lack of available financing. These circumstances have affected and may continue to affect not only the Brigadier Lopez project but also the possibility of new expansion projects and opportunities. We purchased one General Electric gas turbine with a capacity of 373 MW and 130 hectares of land in the north of the Province of Buenos Aires, the new General Electric gas turbine could either be applied to new or existing projects. See “Item 5.A Operating Results—Factors Affecting our Results from Operations—Expansion of Our Generating Capacity”.

The changes made to the Spot Sales Regulatory Framework may help the Argentine Government’s fiscal deficit reduction, since it may reduce the subsidies needed for the sector. We have no control over price and tariffs. See “Item 3.D. Risk Factors—Risks Relating to the Electric Power Sector in Argentina—The Argentine Government has intervened in the electric power sector in the past and is likely to continue intervening” and “Item 3.D.—Risk Factors—Risks Relating to Our Business—Our results depend largely on the compensation established by the Secretariat of Energy and received from CAMMESA”.

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

The HPDA Concession Agreement executed between us and the Argentine Government, pursuant to which we were permitted to operate our Piedra del Águila plant, expired on December 28, 2023, and did not provide for an automatic renewal. Resolution No. 574/2023, published on July 11, 2023, extended for 60 days (extendable for another 60 days) the termination date of the HPDA Concession Agreement, among other national hydroelectric power plants whose concession term expired during 2023. Another renewal of such period was established by Resolution 02/24, issued by the Secretariat of Energy, which was set to expire on April 27, 2024. In addition, on March 15, 2024, Resolution 33/24, issued by the Secretariat of Energy, extended once again the transition period for 60 days setting the expiration date on June 28, 2024. On August 14, by virtue of Decree No. 718/2024 issued by the current administration, the concession was extended until December 28, 2025. This decree also called for a tender process, to be conducted during 2025, for purposes of offering certain hydro assets (including HPDA) to private investors for a new concession term. On April 9, 2025, Decree No. 263/2025 was issued, setting a period of 15 days to launch the National and International Public Tender provided for under Decree No. 718/2024 (as amended by Decree No. 895/2024). We will carefully evaluate the terms and conditions of this process to decide whether we participate in it. Any governmental decision regarding the future of hydroelectric concessions may adversely affect our results of operations. See “Item 3.D.—Risk Factors—Risks Relating to Our Business”.

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

It is important to highlight that the CAMMESA payments corresponding to December 2023, and January and February 2024 experienced significant delays. Such delays not only affected our immediate liquidity but also created uncertainty in short-term financial planning. Despite these challenges, we managed to reach an agreement on May 24, 2024, to settle the debts, although this resulted in a considerable consolidated loss due to the lower market value of the bonds used for payment. See "Item 5.B. - Liquidity and Capital Resources - Receivables from CAMMESA".

We intend to continue focusing on improving our efficiency, not only with regards to the management of the generation units, but also in the administration of our resources, in order to continue working towards positioning ourselves as one of the leading companies in the electrical and forestry sectors in Argentina. In the past years, we have also assumed an increase in our number of employees related to our recent acquisitions and expansion projects, but we believe that wages will remain in line with current levels; additionally, we are currently merging several of our subsidiaries to streamline operations and enhance efficiency. We cannot assure you that our operating or other costs will not increase at higher rates. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Government measures, as well as pressure from labor unions, could require salary increases or added benefits, all of which could increase companies’ operating costs,” “Item 3.D.—Risk Factors Relating to Our Business—We could be affected by material actions taken by the trade unions,” “Item 3.D.—Risk Factors—Risks Relating to the Electric Power Sector in Argentina—We operate in a heavily regulated sector that imposes significant costs on our business, and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations” and “Item 3.D.—Risk Factors—Risks Relating to Our Business—Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, liquid fuel”.

With the aim of diversifying our risk and sources of revenues, we acquired an equity stake in AbraSilver. As of the date of this annual report, we have a 9.9% participation in such company (See “Item 4 - Recent Developments - Acquisition of interest in AbraSilver”). Moreover, in December 2024 we acquired a 27.5% stake in the '3 Cruces' lithium mining project in Catamarca (See “Item 4 - Recent Developments - Acquisition of interest in 3 Cruces lithium mining project”).

Currently, we are also assessing the feasibility of a high voltage power transmission line, which would supply clean energy to mining projects in northern Argentina. In December 2024, we entered into an agreement with IFC to jointly finance such feasibility studies. Moreover, in January 2025, we signed another agreement with YPF Luz to further the feasibility analyses. This last agreement marks an important milestone, as it is the first time that two major electricity generation companies are jointly evaluating the technical and regulatory aspects of an infrastructure project seeking to provide a supply solution to the mining industry. The prospective project would involve constructing a 140 km-long electric power transmission line, with the possibility of extending it to as much as 350 km. (See “Item 4 - Recent Developments - Central Puerto and IFC Partner to Enhance Sustainable Mining in Argentina”, and “Item 4 - Recent Developments - Central Puerto celebrated an agreement with YPF Luz to evaluate the possibility to develop a high voltage power transmission line in Northern Argentina”).

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

According to our bylaws, our Board of Directors must be composed of nine directors for three-year periods and its composition shall be renewed by one-third of the members. Our shareholders may also appoint an equal or lesser number of alternate directors. As of the date of this annual report, and until the shareholders’ meeting approving our consolidated financial statements for the fiscal year ended December 31, 2024, is held, our Board of Directors is composed of nine directors and eight alternate directors.  All of our directors reside in Argentina.

In the above-mentioned shareholders’ meeting, the appointment of the members of our Board of Directors will proceed in such a way that it is integrated in accordance with article 17 of our bylaws and the directors will be appointed with differentiated terms of office.  Directors and their alternates are appointed for a term of one year by our shareholders during our annual shareholders’ meetings. Directors may be reelected. Shareholders are entitled to elect up to one-third of the vacant seats by cumulative voting pursuant to Section 263 of the Argentine Corporate Law. Pursuant to Section 257 of the Argentine Corporate Law, the directors maintain their positions until the following annual ordinary shareholders’ meeting where directors are appointed.

The latest election relating to our Board of Directors took place at the ordinary shareholders’ meeting held on April 30, 2024, and the latest version of our bylaws was approved on June 30, 2022, and registered with the Public Registry of the City of Buenos Aires on December 29, 2022. See “Item 10.B. Memorandum and articles of association—Statutory Provisions concerning our Board of Directors”.

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

The following table sets forth the current composition of our Board of Directors:

Name	Title	Date of first appointment to the board	Date of expiration of current term	Date of birth
Osvaldo Arturo Reca	Chairman of the Board	April 30, 2024	December 31, 2026	December 14, 1951
Miguel Dodero	Director	September 21. 2015	December 31, 2025	February 16, 1955
José Luis Morea*	Director	April 30, 2019	December 31, 2025	October 9, 1954
Tomás José White*	Director	April 27, 2018	December 31, 2025	May 18, 1957
Marcelo Atilio Suva	Director	July 22, 2008	December 31, 2024	July 27, 1948
Jorge Eduardo Villegas*	Director	April 28, 2017	December 31, 2024	January 9, 1949
Martina Blanco	Director	April 29, 2022	December 31, 2024	October 18, 1987
Martín Lhez*	Director	April 29, 2022	December 31, 2026	April 21, 1968
Diego Gustavo Petracchi	Director	April 27, 2018	December 31, 2026	July 17, 1972
José Manuel Ortiz	Alternate Director	April 15, 2009	December 31, 2025	August 6, 1960
Adrián Gustavo Salvatore	Alternate Director	April 27, 2018	December 31, 2025	April 26, 1967
Martín Orozco*	Alternate Director	April 28, 2023	December 31, 2025	October 1, 1965
Mario Elizalde	Alternate Director	July 11, 2007	December 31, 2024	July 26, 1954
José Manuel Pazos	Alternate Director	April 30, 2019	December 31, 2024	September 14, 1971
Alejo Villegas*	Alternate Director	April 30, 2021	December 31, 2024	February 16, 1980
Ramón Nazareno Ulloa*	Alternate Director	April 29, 2022	December 31, 2026	August 13, 1960
Fernando Roberto Bonnet	Alternate Director	April 30, 2024	December 31, 2026	March 23, 1977
__________________
Notes:-
*	Independent directors according to CNV rules, which differ from NYSE requirements for U.S. issuers.
Note: Notwithstanding expiration of current term, under the company, bylaws, directors continue to serve in their capacity until the next shareholders’ meeting.

The following are the academic and professional backgrounds of the members of our Board of Directors. The business address of each of the members of our Board of Directors is Avda. Thomas Edison 2701, Buenos Aires, Argentina.

Osvaldo Arturo Reca holds a degree in Engineering from Universidad Católica Argentina. He also received an advanced degree in 1977 from North Carolina State University in the United States. He has been a member of our Board of Directors since 2011. From 1980 to 1984, he was a shareholder and director of Ingeniería de Avanzada S.A., a company dedicated to the installation of sanitary and gas systems for residential developments. From 1984 to 1989, he served as general manager of Dufalp S.A., a leading company in the garment industry (“Dufour” was its main brand). From 1989 to 2002, Mr. Reca worked as commercial, operational, and planning manager at Alpargatas S.A., a leading company in the garment and footwear industry. He then developed an agricultural project for the production of cereals and oilseeds. He also served as vice president of HPDA from 2012 to 2015 and as a director of Transportadora de Gas del Norte S.A., Edesur S.A., and PB Distribución S.A. In addition, he currently serves as chairman of the board of Central Puerto S.A., Central Costanera S.A., Inversora de Gas del Centro S.A., Distribuidora de Gas del Centro S.A., Energía Sudamericana S.A., and is a director of RPS Consultores S.A. and Distrilec S.A.

Miguel Dodero holds a degree in Business Administration from the Universidad de Buenos Aires. He has been a member of our Board of Directors since 2015. He has previous work experience at Agencia Marítima Dodero S.A. and Compañía Argentina de Navegación Intercontinental S.A. He served as chairman of Dodero Inmobiliaria y Mandataria S.A. from 1990 to September 2014. Mr. Dodero has been chairman of M. Dodero Compañía de Servicios S.A. since 1989 and of Full Logistics S.A. since 2008, as well as a shareholder of both companies. In addition, he currently serves as a director of Ecogas Inversiones, DGCU and DGCE.

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

Marcelo Suvá holds a degree in Economics from the Universidad Católica Argentina. He has served as alternate director of our Board of Directors since 2008. Since 2020 he has served as vice president of CPSA. He was shareholder of Coinvest SA, a private equity company, as well as of MBA Banco de Inversiones S.A. (currently known as Lazard Argentina SA), a leading Argentine investment bank, where he was also member of its Board of Directors and took part in various M&A transactions. He also served as Director of HNQ. Distrilec Inversora S.A. He also serves as director of Distrilec Inversora S.A. and alternate Director of Ecogas Inversiones, DGCU, DGCE and RPS Consultores S.A. He currently serves as chairman of the Governing Board at Universidad Austral.

Mario Elizalde is an Agricultural Production Engineer, graduated from the Argentine Catholic University, holds a Master of Science degree from Texas A&M University and in 2018 graduated as a Secondary and University Professor at the Austral University. Between 1995 and 1999, Mr. Elizalde served as General Manager of Call Center S.A., a Citicorp Equity Investments (CEI) Value Added Telecommunications Services company. From 1982 to 2010, he was Manager and Agricultural Advisor of Sociedad Lanz, for the Administration of Agribusiness in the provinces of Buenos Aires and La Pampa. In addition, from 2000 to 2007, he served as Executive Director of Telinver S.A., a Telefónica Group company. Subsequently and after the merger by absorption of Telinver S.A. in 2008, he served as Executive Director and Property Manager of the company’s operations in Chile, Peru and Argentina until 2015. From July 2007 to September 2015, he held the position of Director of Central Puerto S.A., as well as Member of the Audit Committee and President of the same during the years 2012 and 2013. During 2017 and 2018 he was Alternate Director of Compañías Central Puerto S.A. and Distribuidora de Gas Cuyana. Since 2019 he has been teaching History of Economic Thought classes at the Faculty of Business Sciences of the Austral University. As of May 2022, he is the Independent Principal Director of Central Puerto S.A.

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

Adrián Gustavo Salvatore holds a degree in law from the Universidad de Buenos Aires and an MBA in a joint degree from the Universidad del Salvador (Argentina) and the Universidad de Deusto (Spain). From 1993 to 1997 he worked at the legal and regulatory department of ESEBA, where he was in charge of the process of privatizing the company. From 1997 to 2003, he worked as legal manager at COMESA, Comercializadora de Energía, and in 2003 he joined the law firm Bruchou, Fernández Madero, Lombardi & Mitrani, as part of their regulatory and public services department. He has worked in the regulatory department of Central Puerto since 2008, he served as a Director in CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico) from 2008 to 2014 and he currently serves as Institutional Relations Director. He has served as President in CP Renovables S.A., Proener S.A.U., Forestal Argentina S.A., Loma Alta S.A., Empresas Verdes Argentinas S.A., Estancia Celina S.A., Las Misiones S.A., Cordillera Solar S.A., and CP Servicios Renovables S.A. since 2024. He has also served as Vicepresident in CP Manque S.A.U., and CP Olivos S.A.U., and in Vuelta de Obligado S.A. since 2023. He has served as Director in CP Achiras S.A.U., CP Energy Solutions S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A., CP La Castellana S.A.U., and Puerto Energia S.A.U. since 2024, and in Termoelectrica Jose de San Martin S.A. since 2023.

José Manuel Pazos holds a degree in law from the Universidad Católica Argentina. He also holds a postgraduate degree in Utilities’ Economic Regulation from the Universidad Austral. He has served as General Counsel, Head of Legal Area and alternate director of our Board of Directors since 2015. From 1997 to 2002, he served as lawyer of the Argentine Secretariat of Energy and Emprendimientos Binacionales S.A. (EBISA), and, from 2003 to 2014, he worked for the law firm, Bruchou, Fernández Madero & Lombardi. Between 2007 and 2008, he worked for Simpson Thacher & Bartlett LLP in New York. Currently he serves as alternate director of Central Puerto S.A., Distrilec Inversora S.A., CP Renovables S.A., CP Achiras S.A.U., CP La Castellana S.A.U., Puerto Energía S.A.U. and Vientos La Genoveva S.A.U.

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

Fernando Roberto Bonnet is a Public Accountant from the Universidad Nacional de Buenos Aires. Additionally, between 2009 and 2010, he completed a postgraduate course in Executive Business Administration at IAE Business School of Universidad Austral. Since April 1, 2021, he has served as Executive Director of the Company, having held the position of Chief Operations Officer from March 2020 to March 2021, Chief Financial Officer from 2010 to March 2020, and Tax Manager from 2008 to 2010. Previously, he also held the position of Tax Director at Ernst & Young Argentina. Currently, Mr. Bonnet is an alternate director of CP Achiras S.A.U., Puerto Energía S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U.

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

Independence Criteria of Directors

In accordance with the provisions of Section 4, Chapter I, Title XII “Transparencia en el Ámbito de la Oferta Pública” and Section 11, Chapter III, Title II “Órganos de Administración y Fiscalización, Auditoría Externa” of the CNV rules, we are required to report to the shareholders’ meeting, prior to vote the appointment of any director, the status of such director as either “independent” or “non-independent”. At present José Luis Morea, Tomas José White, Jorge Eduardo Villegas, Alejo Villegas, Martín Lhez, Martín Orozco and Ramón Nazareno Ulloa are independent members of our Board of Directors according to the criteria established by the CNV, which may differ from the independence criteria of the NYSE and NASDAQ. See “Item 6. —Audit Committee” for further details about independence requirements of the members of our Audit Committee at the time of the offering.

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

Senior Officers

The following table sets forth the current composition of our management team:

Name	Title	Date of first appointment to position	Date of birth
Fernando Roberto Bonnet	CEO	2021	March 23, 1977
Enrique Terraneo	CFO	2021	October 13, 1974
Alberto Francisco Minnici	Production and Combined Cycle Plant Manager	2015	April 14, 1965
José María Saldungaray	Fuel Supply Planning Manager	2014	February 18, 1967
Justo Pedro Sáenz	Administration Manager	2007	May 2, 1958
José Manuel Pazos	General Counsel, Head of Legal Area	2015	September 14, 1971
Gabriel Omar Ures	Commercial Director	2018	December 31, 1978
Leonardo Marinaro	Legal Affairs Manager	2007	April 25, 1963
Javier Alejandro Torre	Human Resources Manager	2016	April 19, 1967
Adrián Gustavo Salvatore	Institutional Relations Director	2019	April 26, 1967
Martín Fernández Barbiero	Compliance and Internal Audit Manager	2009	April 28, 1971
Leonardo Katz	Strategic Planning Director	2020	March 24, 1970

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

José María Saldungaray holds a degree in Electrical Engineering from the Universidad Nacional del Sur, Bahía Blanca, Argentina. He has been our planning manager since 2014. He currently serves as alternate director of Proener S.A.U., Vientos la Genoveva S.A.U. and Vientos La Genoveva II S.A. He also served as commercial manager of HPDA and was a member of the board of directors of Centrales Térmicas Mendoza S.A. and LPC.

Justo Pedro Sáenz completed the “Advanced Management Program” at The Wharton School, University of Pennsylvania in the United States. He has served as alternate director of Central Puerto’s Board of Directors since 2008. From 2007 to 2016, he served as administration and human resources manager of Central Puerto, and since 2016 he serves as administration manager of Central Puerto. From 2005 to 2007, he worked at Cima Investments in the new business area. From 2003 to 2005, he served as Chief Financial Officer of Banco de Servicios y Transacciones S.A. In 2002, he co-founded Idun Inversiones S.A. From 2000 to 2001, he held the position of partner and finance manager of Softbank Latin America Ventures, Venture Capital Fund. From 1984 to 2000, he worked at Merchant Bankers Asociados, MBA Banco de Inversiones and MBA Sociedad de Bolsa. He has been a partner of Merchant Bankers Asociados since 1992, which was affiliated with Salomon Brothers and the investment company of Nicholas Brady, former U.S. Secretary of Treasury. In addition, he currently serves as a director of Proener S.A.U., Vientos La Genoveva S.A.U. y Vientos La Genoveva II S.A., and as an alternate director of Ecogas Inversiones, DGCU, DGCE, CP Renovables S.A., CP Patagones S.A.U., CP Achiras S.A.U., CP La Castellana S.A.U., CPR Energy Solutions S.A.U., CP Manque S.A.U. and CP Los Olivos S.A.U.

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

Leonardo Marinaro holds a degree in law from the Universidad Católica Argentina. He has been our legal affairs manager since 2007. Mr. Marinaro has served as director of LPC, CTM and Edesur S.A. He is currently a director of CP Renovables S.A., Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A., and alternate director of Proener S.A.U., Central Vuelta de Obligado S.A., TMB, TJSM, Distrilec Inversora S.A., DGCE, Ecogas Inversiones, and Energía Sudamericana S.A.

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

For the biography of Mr., José Manuel Pazos, Fernando Bonnet, and Adrián Salvatore see “Item 6. —Board of Directors”.

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

During the annual ordinary shareholders’ meeting convened for April 30, 2025, the shareholders will consider the approval of the directors’ fees that amounted to a total of Ps.156,721,000 for services rendered in 2024. As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

Compensation of our Senior Officers

In 2024, our management received compensation and fees totaling Ps.3.73 billion (in nominal values), of which Ps.958.54 million consisted of an annual bonus. The annual bonus to management is normally between three and four times their salaries and is based on certain performance thresholds related to the amount of work performed and the importance of such work to our business. We also compensate directors who perform managerial, technical and administrative functions for their roles both as directors and as executive officers.

Senior Officers are entitled to the revenue sharing staff participation bonus described on article 33 of our By-laws.

Compensation of our Supervisory Committee

During the annual ordinary shareholders’ meeting convened for April 30, 2025, the shareholders will consider the approval of the Supervisory Committee’s fees of Ps. 20,393,500 (in nominal terms) for services rendered in 2024.

Executive Remuneration Clawback Policy

On November 30, 2023, our Board of Directors approved a new clawback policy (the “Clawback Policy”) in accordance with the listing requirements of the NYSE. The Clawback Policy, which became effective immediately, provides for the recovery of erroneously awarded incentive-based compensation received by current and former executive officers in connection with a financial restatement. A copy of our Clawback Policy is attached hereto as Exhibit No. 6.1.

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

The following chart shows the members of our Audit Committee according to the resolution passed at the Board of Directors’ meeting held on April 30, 2024:

Name	Title	Date of first appointment to position	Date of birth	Status(1)
Tomás José White	Member	May 14, 2018	May 18, 1957	Independent
Jorge Eduardo Villegas	Member	May 11, 2017	January 9, 1949	Independent
José Luis Morea	Member	May 13, 2019	October 19, 1954	Independent
Mario Elizalde	Alternate Director	July 11, 2007	July 26, 1954	Independent
José Manuel Ortíz	Alternate Director	April 29, 2022	August 6, 1960	Independent
__________________
Notes:-
(1)	Status based on rules of the CNV and the Commission.

For the biographies of the members of our Audit Committee, see “Item 6. —Board of Directors”.

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year, and are vested with the powers set forth by the Argentine Corporate Law and other applicable legal provisions. Any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee expired on December 31, 2024, the election of the new members will be held on April 30, 2025.

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

The following are the academic and professional backgrounds of our Supervisory Committee members:

Carlos C. Adolfo Halladjian holds a degree in Accounting, magna cum laude, from the Universidad de Buenos Aires. He has served as a syndic of our Supervisory Committee since 2013. He has been a partner of the Halladjian y Asociados accounting firm since 2010. He serves as syndic of the following companies: Proener S.A.U., CVOSA, TJSM, Empresa Distribuidora Sur Sociedad Anónima (EDESUR S.A), CP Renovables, CP La Castellana S.A.U., CP Achiras S.A.U., CPR Energy Solutions S.A.U., Distrilec Inversora S.A., Hidrodistribución S.A., PB Distribución S.A., RPE Distribución S.A., Puerto Energía S.A.U., Estudio Halladjian SRL, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A., as well as an alternate syndic of the following companies: DGCU, CP Manque S.A.U. and CP Los Olivos S.A.U.

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

Carlos Adolfo Zlotnitzky holds a degree in Accounting from the Universidad de Buenos Aires. He has served as an alternate syndic of our Supervisory Committee since 2015. He works as an independent accountant and tax and accounting advisor for both legal entities and individuals. He currently serves as alternate syndic of DGCE, DGCU, Ecogas Inversiones, ESSA, CP Manque S.A.U. and CP Los Olivos S.A.U.

Lucas Nicholson holds a degree in law from the Universidad del Salvador. In addition, he took a graduate level course in legal framework of agribusiness in the Universidad Austral. From 2011 to 2016, he worked at the law firm Nicholson & Cano in their corporate and competition law departments.  In 2016, together with Santiago Williams and Agustín Ibarzábal, he founded WIN Abogados. In addition, he currently serves as syndic of Ecogas Inversiones, Energía Sudamericana S.A., DGCE, COyServ S.A., and, since 2018, alternate syndic of Central Puerto S.A.

Item 6.D Employees

We had 1,324 employees as of December 31, 2024, 1,291 employees as of December 31, 2023, and 865 employees as of December 31, 2022. The number of our employees has increased due to our recent acquisitions and growth strategy. For more information see “Item 4. Information on the Company—Recent Developments”. The following table breaks down the number of our employees and their affiliation with unions for the periods indicated:

		Puerto Complex	Luján de Cuyo plant	Piedra del Águila plant	Brigadier Lopez plant	San Lorenzo plant	Costanera Complex	CP La Castellana	CP Achiras	Vientos La Genoveva	Vientos La Genoveva II	CP Manque	Forestry Segment	Cordillera Solar VIII	CVOSA
2021	Subtotal outside CBA	116	9	4	1	11	—	1	1	1	—	2	—	—	31

	APJAE	—	—	—	—	6	—	—	—	—	—	—	—	—	6
	APSEE	89	—	—	—	—	—	—	—	—	—	—	—	—	—
	LYF	302	—	—	—	—	—	—	—	—	—	—	—	—	—
	FATLYF	—	82	43	67	25	—	—	—	—	—	—	—	—	34
	APUAYE	—	16	5	—	2	—	—	—	—	—	—	—	—	7
	Subtotal under CBA	391	98	48	67	33	—	—	—	—	—	—	—	—	47
	Total	507	107	52	68	44	—	1	1	1	—	2	—	—	78

2022	Subtotal outside CBA	136	8	5	5	7	—	1	1	1	—	1	—	—	34

	APJAE	—	—	—	—	6	—	—	—	—	—	—	—	—	6
	APSEE	89	—	—	—	—	—	—	—	—	—	—	—	—	—
	LYF	286	—	—	—	—	—	—	—	—	—	—	—	—	—
	FATLYF	—	80	38	67	25	—	—	—	—	—	—	—	—	35
	APUAYE	—	16	5	—	3	—	—	—	—	—	—	—	—	10
	Subtotal under CBA	375	96	43	67	34	—	—	—	—	—	—	—	—	51
	Total	511	104	48	72	41	—	1	1	1	—	1	—	—	85

		Puerto Complex	Luján de Cuyo plant	Piedra del Águila plant	Brigadier Lopez plant	San Lorenzo plant	Costanera Complex	CP La Castellana	CP Achiras	Vientos La Genoveva	Vientos La Genoveva II	CP Manque	Forestry Segment	Cordillera Solar VIII	CVOSA
2023	Subtotal outside CBA	161	11	14	13	7	19	1	1	1	1	1	22	5	31

	APJAE	—	—	—	—	6	—	—	—	—	—	—	—	—	7
	APSEE	93	—	—	—	—	73	—	—	—	—	—	—	—	—
	LYF	291	—	—	—	—	263	—	—	—	—	—	—	—	—
	FATLYF	—	82	30	64	23	—	—	—	—	—	—	—	—	36
	APUAYE	—	17	5	—	4	—	—	—	—	—	—	—	—	9
	Subtotal under CBA	384	99	45	64	33	336	—	—	—	—	—	—	—	52
	Total	545	110	49	77	40	355	1	1	1	1	1	22	5	83

		Puerto Complex	Luján de Cuyo plant	Piedra del Águila plant	Brigadier Lopez plant	San Lorenzo plant	Costanera Complex	CP La Castellana	CP Achiras	Vientos La Genoveva	Vientos La Genoveva II	CP Manque	Forestry Segment	Cordillera Solar VIII	CVOSA
2024	Subtotal outside CBA	190	10	16	15	7	34	1	1	2	1	1	21	7	32

	APJAE	—	—	—	—	6	—	—	—	—	—	—	—	—	7
	APSEE	89	—	—	—	—	74	—	—	—	—	—	—	—
	LYF	284	—	—	—	—	261	—	—	—	—	—	—	—
	FATLYF	—	80	28	63	24	—	—	—	—	—	—	—	—	36
	APUAYE	—	16	5	—	4	—	—	—	—	—	—	—	—	9
	Subtotal under CBA	373	96	33	63	34	335	0	0	0	0	0	0	0	52
	Total	545	110	49	77	40	355	1	1	1	1	1	22	5	83
_________________
Notes:-

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

Item 6.E Share Ownership

Share Ownership

The table below sets forth information concerning the share ownership of our directors and members of our administrative, supervisory or management bodies as of April 25, 2025:

Name	Title	Shares	% of shares
Marcelo Suvá	Director	1,500,000	0.10%
Fernández Barbiero, Martín	Compliance and Internal Audit Manager	285	0.00%
Enrique Terraneo	CFO	4,000	0.00%

Item 6.F Disclosure of a registrant’s action to recover erroneously awarded compensation

Not Applicable

Item 7. Major Shareholders and Related Party Transactions

Item 7.A. Major Shareholders

As of April 29, 2025, we had 1,514,022,256 outstanding shares of common stock with a par value of Ps.1.00 per share. Each share of common stock is entitled to one vote. We do not have any preferred shares outstanding and only have one class of common shares outstanding. Of the 11,403,875 common shares held by Central Puerto and subsidiaries, 8,851,848 are held by Proener S.A.U., 252,034 are held by CP Renovables S.A., and 2,299,993 are held by Central Puerto S.A. See “Item 4. Information of the Company—Recent Developments—Simplification of Corporate Structure at Central Puerto S.A.”.

The following table sets forth certain information known to us concerning the beneficial ownership over 5.00% or more of our common shares as of April 25, 2025 (except as set forth below).

Beneficial Owner	Shares	% of shares
Plusener S.A.(1)	158,073,984	10.44%
Argentine Government	124,949,112	8.25%
Guillermo Pablo Reca(2)	172,737,169	11.41%
Eduardo José Escasany(3)	78,837,913	5.12%
Senior Management and Directors**	1,535,560	0.10%
Other Shareholders(4)	977,888,518	64.68%
Total	1,514,022,256	100.00%
__________________
Notes:-
**	Marcelo Suvá, Enrique Terraneo and Martín Fernández Barbiero each own less than 1.00% of the outstanding common stock.
(1)	According to Schedules 13G filed with the Commission by Plusener S.A. on February 6, 2020.
(2)	According to Schedules 13G filed with the Commission by Guillermo Pablo Reca on February 9, 2022.
(3)	According to Schedules 13G filed with the Commission by Eduardo José Escasany on February 14, 2021.
(4)	No other shareholder has beneficial ownership of more than 5.00% of our common shares. None of our senior officers own any of our common shares.

As of April 14, 2025, we had approximately 27,492,704 ADSs outstanding.

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

Management Assistance Agreement

RMPE provides certain administrative, financial, commercial, human resources, Strategic planning and general management services to us under the terms of the management assistance proposal as amended and assigned (the “Assistance Proposal”). Guillermo Pablo Reca currently serves as regular director and holds equity in RMPE. The Assistance Proposal was formally extended in 2022 for a five-year term, with this agreement now terminating in December 2027. We must pay a fee equal to one and a half percent (1.50%) of our consolidated annual gross sales revenues. The amount accrued under this agreement in year ended December 31, 2024, was Ps.6.99 billion. Other than the management assistance services, we receive from RMPE, a lease between us, as lessor, and RMPE, as lessee, involving a monthly payment of Ps.108,000.

For more information on the related party transactions, see Note 18 to our Audited Consolidated Financial Statements.

Redemption of CPR shares

On January 7, 2025, the Shareholders' Meeting of our subsidiary CP Renovables approved the redemption of all the shares owned by CP Renovables’ minority shareholders (except for one share retained by Vientos la Genoveva II S.A.U.) pursuant to article 220 paragraph 1 of the Argentine Corporate Law, and voluntarily reduced CP Renovables’ capital stock pursuant to article 203 of the Argentine Corporate Law. Subsequently, on March 31, 2025, we acquired the share that had been retained by Vientos La Genoveva II S.A.U.

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

On November 15, 2023, the minority shareholder exercised the option and acquired the Initial Option Shares and the Additional Option Shares which, in the aggregate, amount to 3,216,342,299 class B shares, representing 10% of the capital stock of CP Renovables. The stock option was exercised within the term established in the contract.

Item 7.C Interests of experts and counsel

Not applicable.

Item 8. Financial Information

Item 8.A. Consolidated Statements and Other Financial Information

See Item 18 and our Audited Consolidated Financial Statements as of December 31, 2024, and for the years ended December 31, 2024, 2023, and 2022 included in this annual report.

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

These recovery actions aim to reclaim the income tax paid by HPDA and the Company as a result of not applying the inflation adjustment mechanism mentioned earlier. On September 12, 2019, the Company initiated both recovery actions in the Federal Contentious-Administrative Court against ARCA, pursuant to Section 82, paragraph “c” of Law no. 11,683 (restated text 1998 as amended), following the expiry of the term outlined in the second paragraph of Section 81 of the law. Regarding the first claim, the Company received a favourable ruling at the first instance, and following ARCA's appeal of this ruling, the Court of Appeals confirmed the first instance decision on November 14, 2024.

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

The Group considered the following, based on the opinion of its legal advisors and on the IFRIC 23 accounting guidelines:

1)	that regarding the income tax 2014 determination stated in a) that it is probable that tax authorities will accept the position and, therefore, it is not required to register a liability under such item, and

2)	regarding recovery actions for income tax, except for the case of recovery action by HPDA for the fiscal period 2011, that it is also probable that the positions adopted by the Company will be accepted in court; therefore, an asset has been recognized for such recovery actions.

The corresponding asset is included in the item “Other non-financial assets” of Non-Current Assets under “Income Tax Credits” and it amounts to Ps. 0.60 billion and Ps. 0.34 billion as of December 31, 2024 and 2023, respectively.

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

Dividends and Dividend Policy

The holders of ADSs are entitled to receive dividends to the same extent as the owners of our common shares. The information below describes the latest dividend distributions. Please bear in mind that the pesos informed are equivalent to the pesos distributed in that moment in time and are not adjusted by inflation as of December 31, 2024.

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
• •

On January 2, 2024, we announced the payment of dividends equivalent to Ps. 5.75 per share payable 93% in cash in US$ and 7% in cash in Ps. distributed on January 11, 2024.

On November 7, 2024, we announced the payment of dividends equivalent to $39.47 per share, payable 89.50% in Global Bonds of the Argentine Republic and Bopreal Series Bonds, and 10.50% in cash, which was distributed on November 22, 2024.

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

Under the Argentine Corporate Law, the declaration and payment of annual dividends, to the extent that the company presents retained earnings in accordance with IFRS Accounting Standards and CNV regulations, are determined by shareholders at the annual ordinary shareholders’ meeting. In addition, under the Argentine Corporate Law, 5.00% of the net income for the fiscal year calculated in accordance with IFRS Accounting Standards and CNV regulations must be appropriated by resolution adopted at shareholders’ meetings to a legal reserve until such reserve equals 20.00% of the capital stock. This legal reserve is not available for distribution.

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

As of the date of this report, in accordance with the Central Bank regulations, we are required to obtain prior authorization in order to have access to the Foreign Exchange Market to purchase the foreign currency (a step necessary to make international transfers) to pay dividends. However, as of the date of this annual report, there are no restriction from Central Bank to use the cash and equivalents in foreign currency that the company may hold in order to pay dividends to its shareholders.

Furthermore, as from January 17, 2020, in accordance with Central Bank regulations, access is granted to the Foreign Exchange Market to pay dividends to non-resident shareholders, subject to the requirement that the total amount of transfers executed through the Foreign Exchange Market for payment of dividends to non-resident shareholders may not exceed 30.00% of the total value of any new capital contributions made in the company that had been entered and settled through such exchange market. The total amount paid to non-resident shareholders may not exceed the corresponding amount denominated in Argentine Pesos that was determined by the related shareholders’ meeting.

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

Item 8.B Significant Changes

The main subsequent events occurred after the closing date of the annual consolidated financial statements (December 31, 2024) are the following:

•	On January 1, 2025, the effective merger of Vientos La Genoveva II S.A. (VLGII), a wholly controlled subsidiary of Central Puerto S.A., with CP Manque S.A.U. (CPM), CP Los Olivos (CPLO), and CPR Energy Solutions S.A.U. (CPRES), took place.

•	On January 6, 2025, Central Puerto and YPF Luz signed a strategic agreement outlining the prospective development of a high-voltage transmission line that would supply clean energy to mining projects in the Argentine Puna region. As part of such agreement, the parties expect to create a joint venture responsible for developing and selling energy transport capacity to entities individually owned by Central Puerto and YPF Luz. The project aims to boost the mining industry and local communities by providing efficient and sustainable energy solutions.

•	On January 7, 2025, the shareholders of our subsidiary CP Renovables S.A. approved the redemption of 11,881,781,610 shares owned by a minority shareholder and our subsidiaries CPR Energy Solutions S.A.U. and Vientos la Genoveva II S.A.

•	On January 31, 2025, our subsidiary Proener signed a subscription agreement for additional shares of AbraSilver Resource Corp. Our shareholding in AbraSilver through Proener thus increased to 9.9%.

•	On March 31, 2025, our Board of Directors approved a corporate reorganization whereby, subject to approval by the relevant Shareholders’ Meetings convened for May 22, 2025, we will absorb the entirety of CP Renovables’ assets and liabilities as of the effective date of the merger.

•	On March 31, 2025, the Board of Directors of Empresas Verdes Argentina S.A. (EVASA), Forestal Argentina S.A. (FASA), Estancia Celina S.A. (ECSA) and Las Misiones S.A. (LMSA) approved the corporate reorganization whereby, subject to approval by the shareholders’ meetings of the companies involved, convened for May 22, 2025, EVASA will absorb the assets and liabilities of all the above-mentioned companies, with the merger becoming effective as of June 30, 2025.

•	On April 9, 2025, the Executive Branch issued Decree No. 263/2025 ordering, after a period of fifteen (15) days from the publication of the Decree, a call for the National and International Public Tender, in order to proceed with the sale of the majority or controlling share package of each of the following hydroelectric companies: Alicurá Hidroeléctrica Argentina S.A., Chocón Hidroeléctrica Argentina S. A., Cerros Colorados Hidroeléctrica Argentina S. A., and Piedra del Águila Hidroeléctrica Argentina S. A.

Item 9. The Offer and Listing

Item 9.A. Offer and listing details

Our shares are listed on the BYMA and, since February 2, 2018, have been listed on the NYSE under the symbol “CEPU”.

Item 9.B. Plan of Distribution

Not applicable.

Item 9.C. Markets

Our common shares are listed on the BYMA under the symbol “CEPU”. During 2024, the volume traded on the BYMA amounted to 275,351,700 shares. The total number of shares subscribed and integrated on December 31, 2024, was 1,514,022,256 , of which 100% were listed and available to trade on the Buenos Ares Stock Exchange.

On February 1, 2018, we completed our IPO and on February 2, 2018, our ADSs representing our common shares began to trade on the NYSE under the symbol “CEPU”. From January 1, 2024, to December 31, 2024, the volume of ADRs traded on the NYSE amounted to 82,826,158, equivalent to 828,261,580 common shares.

Consequently, the total trading volume of our common shares during 2024 was 1,203,413,280.

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

As of the date of this annual report, two of our subsidiaries hold 9,103,882 of our common stock.

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

Corporate Purpose

Pursuant to Section 4 of our bylaws, Central Puerto was created to be engaged in any of the following activities, either on its own account, or through or in association with third parties, in Argentina or abroad:

(a)	producing, transforming, carrying, distributing and selling electric power in any of its forms, including, but not limited to, thermoelectric power from non-renewable sources (coal, oil derivatives, natural gas, uranium) and renewable sources, or from usable waste, hydroelectric power (including mini and micro power plants), thermonuclear power, wind power, geothermal power, offshore energy (tidal power, wave power, ocean currents, ocean-thermal energy, osmosis energy), solar energy (photovoltaic and thermal power) and bioenergy (plant and animal biomass);

(b)	preparing, developing, planning and executing projects related to the capture and/or reduction of carbon emissions, including the issuance, negotiation, purchase and sale, among others, of certificates and any related activity;

(c)	producing, storing and using hydrogen technologies in any of its available forms of energy;

(d)	engaging in the exploration, exploitation, processing, purification, transformation, refining, industrialization, storage, sale, transportation, distribution, import and export of liquid (such as oil) and/or gaseous hydrocarbons (such as natural gas), minerals (such as mineral coal) and metals (such as uranium and lithium, among others) and their respective direct or indirect derivatives;

(e)	engaging in the production and exploitation of raw materials for biofuel production (biodiesel and bioethanol), including their manufacturing, storage, sale, distribution and transportation;

(f)	engaging in the processing, storage, sale, distribution and transportation and/or use of: (i) agricultural waste and urban solid waste as a renewable energy source and (ii) ordinary and special waste (solid, semisolid and liquid) as a source of energy;

(g)	obtaining, storing, selling, distributing, carrying and/or using biogas as a renewable energy source;

(h)	processing raw materials from fossil fuels (natural gas, raw gasoline) to obtain basic (synthesis gas, benzene, toluene, etc.), intermediate (ammoniac, ethanol, methanol, ethylbenzene, etc.) and final petrochemicals (fertilizers, resins, polyurethanes, detergents, PET, etc.);

(i)	engaging in the research and development of energy technologies;

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

Statutory Provisions concerning our Board of Directors

According to our bylaws, which were amended in September 2022, our Board of Directors is comprised by 9 directors that will hold office for three fiscal years and a third of its members shall be renewed annually. Our shareholders may also appoint an equal or lower number of alternate directors. As of the date of this annual report, and until the shareholders’ meeting approving the consolidated financial statements for the fiscal year ended December 31, 2024, our Board of Directors is comprised by 9 directors and 8 alternate directors. In the above-mentioned shareholders’ meeting, the directors will be appointed with different terms of office to enable the implementation of the system of staggered terms of office set forth in Article 17 of our bylaws. Shareholders are entitled to elect up to one third of vacant seats on the board of directors by cumulative voting as set forth in Section 263 of the Argentine Corporate Law. The outcome of such voting will be computed per candidate, specifying the number of votes for each of them.

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

Item 10.D Exchange Controls

On September 1, 2019, after the market disruptions caused by the results of the primary elections, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine Government issued Decree No. 609/2019 (“Decree No. 609”) whereby foreign exchange controls were temporarily reinstated. The decree: (i) reinstated, originally until December 31, 2019, the exporters’ obligation to repatriate the proceeds from exports of goods and services in the terms and conditions set forth by the Central Bank’s implementing regulations and settle for pesos through the foreign exchange market (the “Foreign Exchange Market”); and (ii) authorized the Central Bank to (a) regulate access to the Foreign Exchange Market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the measures adopted through the decree. On the same date, the Central Bank issued Communication “A” 6770, which was subsequently amended and supplemented by further Central Bank communications.

For the purposes of this section, (i) “foreign currency” means any currency other than the Argentine peso; and (ii) “Foreign Exchange Regulations” means the foreign exchange regulations issued by the Central Bank pursuant to Communication “A” 8191, as subsequently amended and supplemented from time to time by Central Bank’s communications.

Pursuant to Communication “A” 8226 issued by the Central Bank on April 11, 2025, and effective as of April 14, 2025, certain measures were implemented to ease foreign exchange restrictions and introduce greater flexibility to the Foreign Exchange Regulations. As a result, as of the date of this annual report, the restrictions for the payment of imports in place since December 13, 2023, have been eased. However, certain BCRA restrictions on the access to the Foreign Exchange Market remain in force. Below is a description of the main Foreign Exchange Regulations:

Specific provisions for income from the foreign exchange market

Entry and settlement of the proceeds from the export of goods through the Foreign Exchange Market

 The Foreign Exchange Regulations require that proceeds from the export of goods be entered into the country and settled in pesos through the Foreign Exchange Market within a specific timeframe, depending on the type of good. Regardless of these maximum settlement periods, export proceeds must be entered into the country and settled in pesos in the Foreign Exchange Market within twenty (20) business days from the date of collection. However, the ability to use this period is subject in all cases to compliance with the deadlines established in the Foreign Exchange Regulations for each type of good.

Decree No. 28/2023, published on December 13, 2023, established that in connection with: (i) the export countervalue of the services included in Subsection c) of paragraph 2 of Section 10 of Law No. 22,415 (Código Aduanero) and its amendments (which refers to services rendered in Argentina, with effective use or exploitation carried out abroad); and (ii) the countervalue of the export of goods included in the Common Nomenclature of MERCOSUR (“NCM”), including pre-financing and/or post-financing of exports from abroad or a liquidation advance; 80% of such countervalue must be brought into the country in foreign currency and/or negotiated through the Foreign Exchange Market, and the remaining 20% must be carried out through purchase and sale transactions with negotiable securities acquired with liquidation in foreign currency and sold with settlement in local currency in Argentina. Effective April 11, 2025, Decree No. 269/2025 repealed Decree No. 28/2023 and established that the proceeds from the exports falling under its provisions shall be governed by the general provisions set forth in Decree No. 609 (as amended and supplemented from time to time). Exporters of goods classified under the NCM shall be subject to the applicable export duties, taxes, and related charges in accordance with the terms, deadlines, and conditions established under the current legal framework, applying the relevant export duty rate to the corresponding foreign currency value as described above.

If the client is a Special Purpose Vehicle (“VPU”, as per its acronym in Spanish) adhering to the Incentive Regime for Large Investments (“RIGI”, as per its acronym in Spanish) that has declared to the Ministry of Economy its intention to claim the benefits established in Section 198 of Law 27,742, regarding the collection of export proceeds from goods and services, the repatriation and settlement percentages set forth in sections 14.1.1 and 14.1.2 of the Foreign Exchange Regulations shall apply, as appropriate.

Amounts received in foreign currency as compensation for losses related to exported goods must also be entered into the country and settled in pesos through the Foreign Exchange Market, up to the value of the insured exported goods.

Advances, pre-financing, and post-financing from abroad must be entered into the country and settled in the Foreign Exchange Market within twenty (20) business days from the date of collection or disbursement abroad, subject to the requirements and exceptions established in section 7.1.3 of the Foreign Exchange Regulations.

There are some exceptions to the obligation to settle through the Foreign Exchange Market, including, but not limited to, collections from exporters under the Regime for the Promotion of Knowledge Economy Exports (established by Decree No. 679/2022, also known as Régimen De Fomento De Inversiones Para Exportaciones De Las Actividades De La Economía Del Conocimiento), provided that the funds have been entered into the country within the regulatory timeframes and all other conditions set forth in the Foreign Exchange Regulations are met.

The exporter must designate a financial entity to follow up each export transaction. The obligation to enter and settle foreign currency through the Foreign Exchange Market corresponding to a shipment permit will be considered satisfied when the financial entity designated to follow up the relevant transaction certifies that the entry and settlement have taken place.

Application of Foreign Currency from Export Proceeds

The application of foreign currency from export proceeds of goods occurs when it has been certified that the exported goods themselves or the foreign currency received for them have been used to settle principal, interest, and/or issuance costs of financing transactions, pay profits and dividends, and/or carry out the repatriation of a direct investment by a non-resident shareholder in the cases detailed below, all in accordance with section 7.3 of the Foreign Exchange Regulations:

(i)	Settled export advances of goods;
(ii)	Settled export pre-financing of goods;
(iii)	Settled export post-financing of goods;
(iv)	Settlements related to exports financed by foreign importers through local financial institutions;
(v)	Financial loans with contracts in force as of August 31, 2019, whose terms provide for servicing obligations through the application of export proceeds abroad;

(vi)	Export pre-financing and financing granted or guaranteed by local financial institutions pending as of August 31, 2019, that were not settled through the Foreign Exchange Market;
(vii)	Export advances and pre-financing from abroad pending as of August 31, 2019, that were not settled through the Foreign Exchange Market, provided that prior approval has been obtained or the mechanism described in section 9.3.3.2 of the Foreign Exchange Regulations is applied;
(viii)	Financial transactions authorized for the application of export proceeds from goods and services;
(ix)	Transactions authorized for the application of export proceeds from goods under the Investment Promotion Regime for Exports (Decree No. 234/21);
(x)	Financing related to goods imports authorized for the application of export proceeds from goods;
(xi)	Export advances, pre-financing, and post-financing from abroad with partial settlement pursuant to the provisions of Decrees No. 492/23, 549/23, 597/23, and 28/23.

Obligation to settle foreign currency from exports of services

As a general rule, payments received for the provision of services by residents to non-residents must be entered and settled through the Foreign Exchange Market within twenty business days from the date of their collection abroad or in Argentina or their crediting to foreign accounts.

In the case of funds received or credited abroad, the collection and liquidation may be considered completed for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country.

The aforementioned provisions of Decree No. 28/2023 were also applicable to the export of services until April 14, 2025, when they ceased to be in force. (see “—Entry and settlement of the proceeds from the export of goods through the Foreign Exchange Market”).

If the client is a VPU under the RIGI and has notified the Ministry of Economy, the enforcement authority for the RIGI, of its intention to avail itself of the benefits set out in Article 198 of the Ley de Bases (which states that VPUs are not required to enter or settle in the Foreign Exchange Market the foreign currency obtained from activities other than the export of goods, including services), the exception provided in Section 14.1.3 of the Foreign Exchange Regulations will apply. This section specifies that payments for services provided to non-residents by a VPU with a RIGI-backed project will be exempt from the requirement to enter and/or settle the foreign currency value, as long as the service was provided or accrued from the start-up date of the VPU, as reported by the Ministry of Economy to the Central Bank.

Certain situations outlined in section 2.2.2 of the Foreign Exchange Regulations are exempt from the settlement obligation for proceeds from the export of services, as long as these are entered into Argentina within the established deadlines.

Disposal of non-financial, unproduced Assets

The consideration received by residents from the disposal of non-financial, unproduced assets to non-residents must be entered into the country in foreign currency and settled through the Foreign Exchange Market within twenty (20) business days from the date of receipt abroad or in Argentina, or from the date of crediting to foreign accounts.

In the case of funds received or credited abroad, the entry and settlement requirement may be considered fulfilled for the amount equivalent to the usual charges debited by foreign financial institutions for transferring the funds to the country.

Debt securities subscribed abroad and external financial indebtedness

Debt securities publicly registered abroad, other external financial indebtedness, and foreign currency-denominated debt securities publicly registered in Argentina fully subscribed abroad ("External Financial Indebtedness"), disbursed as from September 1, 2019, must be entered into Argentina and settled in the Foreign Exchange Market as a requirement for subsequent access to it in order to service their capital and interest payments. Consequently, although the settlement of the proceeds from such transactions is not mandatory, failing to settle it will prevent future access to the Foreign Exchange Market for reimbursement purposes.

Additionally, as further conditions for such access to the Foreign Exchange Market, the transaction must have been declared in the External Assets and Liabilities Survey, and access to the Foreign Exchange Market must occur no more than 3 (three) business days prior to the due date of the capital or interest service to be paid.

In the case of a capital payment of debt securities issued as from November 8, 2024 made through a transfer abroad, access to the Foreign Exchange Market must occur at least 365 (three hundred sixty-five) calendar days after their issuance date. This minimum term will be reduced to 180 calendar days for securities issued on or after April 21, 2025.

Access to the Foreign Exchange Market to make payments more than three (3) days in advance of the due date is, as a general rule, subject to prior authorization from the Central Bank. The following cases of early repayment may be exempt from such prior authorization, provided they meet several requirements outlined in Section 3.5 of the Foreign Exchange Regulations: (i) early repayment of principal and interest with the settlement of funds entered into the country by the issuance of a new debt security that qualifies as External Financial Indebtedness; (ii) early repayment of principal and interest with the simultaneous settlement of other External Financial Indebtedness; (iii) early repayment of interest in the context of a debt exchange process involving debt securities that qualify as External Financial Indebtedness; (iv) early repayment of principal and interest simultaneously with the settlement of new External Financial Indebtedness granted by a local financial institution through a foreign credit line; and (v) early repayment of principal and interest by a VPU adhering to the RIGI.

Furthermore, prior approval from the Central Bank is required for local residents to access the Foreign Exchange Market for the payment of principal and interest related to External Financial Indebtedness with related parties. Certain specific exceptions apply, as detailed in Section 3.5.6 of the Foreign Exchange Regulations. See "- Payments Related to Debts with Related Parties."

Additionally, under Section 3.11.2 of the Foreign Exchange Regulations, entities may grant access to the Foreign Exchange Market to residents in order to make payments for services related to External Financial Indebtedness or debt securities registered in Argentina, in accordance with Section 3.6.1.3 of the Foreign Exchange Regulations, to purchase foreign currency before the deadline permitted by the regulations, under the following conditions:

(i)	The funds acquired are deposited in foreign currency accounts held by the client in local financial institutions;
(ii)	The intervening entity has verified that the indebtedness, the service of which will be paid with these funds, complies with the applicable Foreign Exchange Regulations that allow such access; and
(iii)	The client's access falls within one of the following situations:
a.	It is made within the 60 (sixty) calendar days prior to the due date, with a daily amount not exceeding 10% (ten percent) of the amount to be paid; or
b.	It is made within 5 (five) business days prior to the regulatory deadline allowed in each case, with a daily amount not exceeding 20% (twenty percent) of the amount to be paid.

Specific provisions on access to the foreign exchange market

General requirements

 As a general rule, and in addition to the specific rules of each transaction for access, certain general requirements must be complied with by a local company or individual to access the Foreign Exchange Market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of debt securities subscribed abroad and external financial indebtedness; interest payments on debts for the import of goods and services, among others) without requiring prior approval from the Central Bank. In this regard, the local company or individual must file an affidavit stating that:

(a)	At the time of access to the Foreign Exchange Market, all of its foreign currency holdings in Argentina are deposited in accounts in financial institutions, and (ii) at the beginning of the day on which it requests access to the Foreign Exchange Market, it does not hold Argentine certificates of deposit (for its acronym in Spanish, “CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than US$ 100,000. For these purposes, “foreign liquid assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad that cannot be used by the client because they are reserve or guarantee funds created by virtue of the requirements set forth in foreign debt contracts or funds created as guarantee for derivative transactions arranged abroad should not be considered as liquid foreign assets available. In the event that the client is a local government and exceeds the established limit, the institution may also accept an affidavit from the client stating that the excess was used to make payments for the Foreign Exchange Market through swap and/or arbitrage transactions with the deposited funds.

In the event that the client holds foreign liquid assets and/or CEDEARs in an amount greater than that established in the preceding paragraph, the financial institution may also accept an affidavit from the client confirming that such amount has not been exceeded, considering that, partially or fully, the foreign liquid assets:

(i)	have been used during that day for payments that would have had access to the Foreign Exchange Market;
(ii)	have been transferred to the client’s favor to a correspondent account of a local entity authorized to operate in foreign exchange;
(iii)	are funds deposited in foreign bank accounts in the client's name, originating from proceeds of exports of goods and/or services, or advances, prefinancing, or post financing of exports of goods granted by non-residents, or from the sale of non-produced non-financial assets, for which the 20 (twenty) business day period from their receipt has not elapsed;
(iv)	are funds deposited in foreign bank accounts in the client's name, originating from External Financial Indebtedness, and the amount does not exceed the equivalent required to pay capital and interest in the next 365 (three hundred sixty-five) calendar days;
(v)	are funds deposited in foreign bank accounts in the client's name, originating from disbursements received abroad after November 29, 2024 from External Financial Indebtedness, within the last 180 (one hundred eighty) calendar days;
(vi)	are funds deposited in foreign bank accounts in the client's name, originating from the sale of securities settled in foreign currency as outlined in section 3.16.3.6.iii) of the Foreign Exchange Regulations;
(vii)	are funds deposited in foreign bank accounts in the client's name, originating from debt securities issued in the last 120 (one hundred twenty) calendar days, and falling under the provisions of sections 7.11.1.5. and 7.11.1.6 of the Foreign Exchange Regulations.

Entities may also accept an affidavit from the client stating that their holdings in excess of the contemplated amount correspond to funds deposited in bank accounts abroad originating from the subscription abroad of a new debt security in the last 60 calendar days and that will be used to carry out a refinancing, repurchase, and/or early redemption transaction of debt securities or external financial debts that qualify as External Financial Indebtedness.

(b)	It undertakes the obligation to settle in the Foreign Exchange Market, within five business days of its availability, the funds received abroad from the collection of loans granted to third parties, time deposits, or the sale of any type of asset, to the extent that the asset subject to the sale was acquired, the deposit constituted or the loan granted after May 28, 2020.
(c)	On the date of access to the Foreign Exchange Market and in the previous 90 calendar days, either directly nor indirectly, nor on behalf or for the account of third parties:
(i)	did not arrange sales in Argentina of securities with settlement in foreign currency,
(ii)	did not exchange securities issued by residents for foreign assets,
(iii)	did not transfer securities to depository entities abroad,
(iv)	did not acquire in Argentina securities issued by non-residents with settlement in Argentine pesos,

(v)	did not acquire CEDEARs representing foreign shares,
(vi)	did not acquire securities representing private debt issued in foreign jurisdiction, and
(vii)	did not deliver funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any entity (whether physical or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.

Pursuant to Communication “A” 8226 issued by the Central Bank on April 11, 2025, outflows through the Foreign Exchange Market carried out by resident individuals are not subject to the requirement set forth in this Section (c), and transactions executed up to and including that date shall not be taken into account for the purposes of the affidavit required in this Section (c).

(d)	It undertakes the obligation not to enter into any of the transactions described in paragraph (c) above from the time it requests access to the Foreign Exchange Market and for 90 calendar days thereafter, neither directly nor indirectly, nor on behalf or for the account of third parties.

Pursuant to the aforementioned Communication “A” 8226, outflows through the Foreign Exchange Market carried out by resident individuals are not subject to the requirement set forth in this Section (d).

Section 3.16.3.6 of the Foreign Exchange Regulations sets forth several transactions that should not be considered in the affidavits prepared to comply with items (c) and (d) above.

(e)	Section 3.16.3 of the Foreign Exchange Regulations adds that, in the event that the customer requesting access to the exchange market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the Central Bank must be submitted to the corresponding financial institution an affidavit stating:

(i)	details of the physical or legal persons exercising a direct control relationship over the client and of other legal persons with which it is part of the same economic group. In determining the existence of a direct control relationship, the types of relationships described in Section 1.2.2.1 of the Large Exposures Regulation should be considered. Companies sharing a control relationship of the type defined in Sections 1.2.1.1 and 1.2.2.1 of the Large Exposures Regulations should be considered as members of the same “economic group”;
(ii)	that on the day on which it requests access to the Foreign Exchange Market and in the 90 days prior to that date, it has not delivered in Argentina any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services. Pursuant to Communication “A” 8226, transactions carried out up to and including April 11, 2025, shall not be taken into account for purposes of the affidavit described herein.
(iii)	The requirements set forth in items (i) and (ii) above may be deemed fulfilled if the client seeking access has submitted:
(1)	An affidavit confirming that, within the period established in item (e)(ii), except for transactions directly related to routine transactions in the course of its business activities, it has not transferred local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—to any individual or legal entity within Argentina.

(2)	An affidavit signed by each individual or legal entity identified in item (e)(i) to whom the client has transferred funds under the terms of item (e)(ii), confirming compliance with the requirements set forth in items (c), (d), and (e)(ii).
(3)	An affidavit signed by each individual or legal entity identified in item (e)(i), confirming either: (x) compliance with the requirements set forth in items (c) and (d), or (y) that, within the period established in item (e)(ii), except for transactions directly related to routine purchases of goods and/or services between residents, it has not received local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—originating from the client or from any entity identified in item (e)(i) to whom the client has transferred funds under the terms of item (e)(ii).

Communication “A” 8108, enacted on September 19, 2024, states that transfers to foreign depositary entities of securities made in connection with a repurchase of debt securities by Argentine residents should not be considered in the affidavits prepared to comply with items (c) and (d) above.

Clients who have acquired BOPREAL bonds in primary bidding under the provisions of “Transactions with BOPREAL” shall not be required to consider, for the purposes of preparing the affidavits set forth in items (c) and (d) above, sales of BOPREAL bonds settled in foreign currency in Argentina or abroad, or transfers of these bonds to custodians abroad, provided such transactions do not exceed the amount acquired in primary bidding. Likewise, they shall not be required to consider, in the aforementioned affidavits, sales of securities settled in foreign currency abroad or transfers of securities to custodians abroad, both executed on or after April 1, 2024, when the market value of such transactions does not exceed the difference between the value obtained from selling BOPREAL bonds settled in foreign currency abroad—acquired in primary bidding for eligible import-related debt for goods and services pursuant to the provisions of “Transactions with BOPREAL”—and their nominal value, if the former is lower.

Finally, Section 3.16.4 of the Foreign Exchange Regulations establishes that financial institutions must obtain prior approval from the Central Bank to grant access to the Foreign Exchange Market to individuals or legal entities listed by the Tax Collection and Customs Control Agency (Agencia de Recaudación y Control Aduanero or “ARCA”, as per its acronym in Spanish) in its database of invoices or equivalent documents classified as fraudulent by said authority. This requirement shall not apply to market access for the repayment of foreign currency financing granted by local financial institutions, including payments for foreign currency transactions made via credit or purchase cards.

Imports payments

Section 3.1 of the Foreign Exchange Regulations allows access to the Foreign Exchange Market for the payment of imports of goods, establishing different conditions depending on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration, and based on the due date of the interest that such commercial debts accrue.

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

With respect to access to the Foreign Exchange Market for the payment of imports of goods, the following provisions apply:

Payments for imports of goods with customs entry registration as from December 13, 2023

Entities could provide access to the Foreign Exchange Market without prior Central Bank approval to make deferred payments for imports of goods with customs entry registration as from December 13, 2023, when in addition to the other applicable regulatory requirements, it is verified that the payment complies with the following schedule, according to the type of goods:

(i)	from its customs entry registration, the payment corresponding to the following goods may be made: (i) petroleum or bituminous mineral oils, their preparations and residues (subchapters 2709, 2710 and 2713 of the NCM); (ii) petroleum gases and other gaseous hydrocarbons (subchapter 2711 of the NCM); (iii) bituminous coal without agglomeration (subchapters 2701.12.00 of the NCM), when the import is carried out by an electricity generation plant; (iv) electricity (subchapters 2716.00.00 of the NCM) and (v) imports formalized from April 15, 2024 of natural uranium, enriched uranium and their compounds (subchapters 2844.10.00 and 2844.20.00 of the NCM), heavy water (subchapter 2845.10.00 of the NCM), or zirconium and its manufactures when corresponding to subchapter 8109.91.00 of the NCM, that are intended for the production of energy or fuels.
(ii)	For all other goods, payment may be made starting 30 (thirty) calendar days from the date of customs clearance of the goods.

Pursuant to Communication “A” 8226, for imports of all types of goods formalized as of April 14, 2025, the timeframe set forth in the previous paragraph shall be reduced to zero (0) calendar days from the date of customs entry registration.

Entities may also grant access to the Foreign Exchange Market without the prior approval of the Central Bank to make deferred payments for imports of goods with customs entry registration as from December 13, 2023 before the terms set forth in this Section when, in addition to the other applicable regulatory requirements, the payment falls within the situations set forth in Section 10.10.2 of the Foreign Exchange Regulations.

Access to the Foreign Exchange Market to make payments with pending customs registration shall require the prior approval of the Central Bank except when, in addition to the other applicable requirements, the payment falls within the situations foreseen in Section 10.10.2 of the Foreign Exchange Regulations.

Stock of debt. Imports of Goods:

Access to the Foreign Exchange Market to make import payments for goods whose customs entry registration occurred up to December 12, 2023, in addition to the remaining applicable requirements, shall require the prior conformity of the Central Bank except when they are transactions financed by financial entities or official credit agencies or international organizations; among other situations set forth in Section 10.11 of the Foreign Exchange Regulations.

Payment for services rendered by non-residents

Pursuant to Section 3.2 of the Foreign Exchange Regulations, entities may access the Foreign Exchange Market to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service.

In the case of commercial debts for services, access is granted as from the expiration date, provided that it is verified that the transaction is declared, if applicable, in the last due presentation of the External Assets and Liabilities Survey.

Regarding access to the Foreign Exchange Market for the payment of service imports, the following provisions apply:

Payments for services that were or will be rendered or accrued on or after December 13, 2023.

Entities may give access to the Foreign Exchange Market to make payments for non-residents services that were or will be rendered as of December 13, 2023, when, in addition to the other applicable regulatory requirements, the transaction falls within one of the situations detailed below:

i.	The payment corresponds to a transaction that falls under the following concept codes:

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

ii.	Expenses paid to foreign financial entities for their usual transactions.
iii.	The payment corresponds to a transaction classified under the concept “S31. Freight services for export of goods,” where the freight costs are included as part of the sales terms agreed upon with the buyer of the goods. The payment is executed once the export has been granted the shipment clearance by customs.
iv.	The payment corresponds to a transaction classified under the concept “S30. Freight services for import transactions of goods” and is executed once a period has passed, starting from the date the service was provided, equivalent to the time at which payment for the transported goods could begin to be deferred, as stipulated in Section 10.10.1 of the Exchange Regulations.
v.	The payment corresponds to a transaction classified under the concept “S24. Other personal, cultural, and recreational services” and is executed once a period of 90 (ninety) calendar days has passed since the service was provided or earned. This period will be reduced to 30 (thirty) calendar days when the services are provided or earned from November 29, 2024, by a non-related counterparty to the resident.
vi.	The payment corresponds to a transaction corresponding to a service not included in Sections 13.2.1. to 13.2.5. of the Foreign Exchange Regulations provided by a non-related counterparty to the resident and is made after 30 calendar days from the date of rendering or accrual of the service. This deadline will also apply to transfers abroad by local agents for their collection in Argentina of funds corresponding to services provided by non-residents to residents.
vii.	The payment corresponds to a transaction corresponding for a service not included in items 13.2.1. to 13.2.5. of the Foreign Exchange Regulations provided by a related counterparty to the resident and is made after 180 calendar days have elapsed from the date of rendering or accrual of the service. Transactions originating from the provision of services by related counterparties will continue to be subject to this requirement even if there is a change in the creditor or debtor that results in no longer having a relationship between the creditor and the resident debtor.

Pursuant to Communication “A” 8226, all services rendered or accrued from April 14, 2025, that do not fall within the purview of items (i) to (iii) above and are provided by an unrelated counterparty to the resident, may be paid upon the date of service provision or accrual, provided that the other applicable regulatory requirements are met. In contrast, services rendered or accrued from the same date and provided by a related counterparty to the resident may only be paid after a period of ninety (90) calendar days from the service date, subject to compliance with the other applicable regulatory requirements.

Stock of debt of imports of services

Access to the Foreign Exchange Market for payments for services provided and/or accrued by non-residents from December 13, 2023, will be admissible prior to the deadlines set forth in Sections 13.2.3 to 13.2.7. of the Foreign Exchange Regulations, when, in addition to the other applicable requirements, the following situations are verified:

i.	The customer accesses the Foreign Exchange Market with funds originating from foreign currency financing for service imports granted by a local financial entity, provided that the maturity dates and the principal amounts to be paid of the granted financing are compatible with those provided in Section 13.2. of the Foreign Exchange Regulations.

If the granting of the financing is prior to the date of provision or accrual of the service, the deadlines provided in Section 13.2 of the Foreign Exchange Regulations will be calculated from the estimated date of provision or accrual plus 15 calendar days. If the granting of the financing takes place after the date of provision or accrual of the service, said deadlines will be calculated from this latter date.

ii.	The customer has access to the Foreign Exchange Market simultaneously with the settlement of funds for advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial entities with funding in foreign credit lines, to the extent that the stipulations of Section 13.3.1 of the Foreign Exchange Regulations regarding maturity dates and the amounts of principal to be paid for the financing are complied with.
iii.	The customer accesses the Foreign Exchange Market simultaneously with the settlement of funds originated in an External Financial Indebtedness, to the extent that the provisions of Section 13.3.1 of the Foreign Exchange Regulations regarding maturity dates and principal amounts payable on the financing are complied with.

The portion of the financial indebtedness that is used by virtue of the provisions of this Section may not be computed for the purposes of other specific mechanisms that enable access to the Foreign Exchange Market as from the entry and/or settlement of this type of transactions.

iv.	In the case that the payment for imports of services is performed within the framework of the mechanism provided for in Section 7.11 of the Foreign Exchange Regulations.
v.	The customer has a “Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas (Decree No. 277/22) issued within the framework of the provisions of Section 3.17 of the Foreign Exchange Regulations.
vi.	The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by local or foreign financial entities.
vii.	The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by international organizations and/or official credit agencies. Entities may also consider as a transaction guaranteed by an official credit agency those covered by a guarantee issued by a private insurer on behalf of a national government of another country. In all cases, the intervening entity must have documentation explicitly confirming this situation.
viii.	The payment is made on the closing date of a repurchase and/or debt redemption transaction under Sections 3.5.3.1. or 3.6.4.4. of the Foreign Exchange Regulations and relates to services provided by non-residents arising from the issuance of the new debt securities and/or the repurchase and/or redemption transaction.
ix.	The payment is to a counterparty not related to the client and is completed through an exchange and/or arbitration with the funds deposited in a foreign currency account in a local financial entity.

Payments for services provided or accrued by non-residents until December 12, 2023.

The Central Bank’s prior approval shall be required to access the Foreign Exchange Market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when in addition to the other applicable requirements, the entity verifies compliance with the requirements set forth in Section 13.5. of the Foreign Exchange Regulations.

Payments for debt securities subscribed abroad and external financial indebtedness with foreign entities

As previously mentioned, for resident debtors to access the Foreign Exchange Market to make capital or interest payments on External Financial Indebtedness, it is required that an amount equivalent to the nominal value of the External Financial Indebtedness has been entered into Argentina and settled through the Foreign Exchange Market, and that the transaction has been declared in the External Assets and Liabilities Survey. See "- Debt securities subscribed abroad and external financial indebtedness."

This requirement for entry and settlement will be considered fulfilled in the following cases:

(1)	Indebtedness disbursed before September 1, 2019.
(2)	Indebtedness originating from September 1, 2019, which does not generate disbursements due to refinancing of capital and/or interest on external financial indebtedness that had access under the applicable regulations, as long as the refinancing does not bring forward the maturity of the original debt.
(3)	For the amount of the applicable origination and/or issuance expenses and other expenses debited abroad for the banking transactions involved.
(4)	For the difference between the effective value and the nominal value in publicly registered debt securities issued below par.
(5)	For the portion corresponding to a capitalized interest in accordance with the financing agreement.
(6)	For the portion of publicly registered debt securities issued between October 9, 2020, and December 31, 2023, with an average duration not less than 2 (two) years, which were delivered to creditors of external financial indebtedness and/or foreign currency-denominated public debt securities with maturities between October 15, 2020, and December 31, 2023, as part of the refinancing plan required under item 7 of Communication A 7106 and related provisions (as included in item 3.17 of Annex of Communication A 7914), based on the parameters defined in the Foreign Exchange Regulations.
(7)	For the portion of public debt securities issued from January 7, 2021, which were delivered to creditors to refinance preexisting financial debts with an extension of the average duration, corresponding to the refinanced capital amount, accrued interest up to the refinancing date, and, to the extent that the new debt securities do not have capital maturities during the first 2 (two) years, the amount equivalent to the interest that would accrue in the first 2 (two) years on the debt being refinanced in advance and/or the deferral of the refinanced capital and/or the interest that would accrue on the amounts so refinanced.
(8)	For the portion subscribed in foreign currency in Argentina for public debt securities issued abroad starting from February 5, 2021, provided that all conditions outlined in the Foreign Exchange Regulations are met.
(9)	For external indebtedness originating from September 1, 2019 in a refinancing of the capital and/or interest on commercial debts with the foreign creditor, provided that the new financial debt does not anticipate maturity dates concerning the refinanced commercial debt nor involve payments before the date the client could have accessed for the commercial debt under the applicable regulations.
(10)	For External Financial Indebtedness falling under sections 7.11.1.3 and 7.11.1.5 of the Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented. The value of freight expenses stated in the transportation documentation associated with the customs entry registration of the goods may also be counted, provided that the funds from the transactions outlined in the mentioned sections were used for direct payment to the freight service provider of imports not included in the agreed purchase condition.
(11)	External Financial Indebtedness that falls under Section 7.10.2.2.ii) of the Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented.
(12)	For the portion of new debt securities delivered by a resident to their creditors as participation premium, repurchase, early redemption, or similar, in the framework of a debt exchange, repurchase, and/or early redemption transaction of External Financial Indebtedness, provided that:

a.	The nominal value of the new securities delivered, in the concept of participation premium, repurchase or early redemption or similar, does not exceed the equivalent of 5% (five percent) of the capital value of the debt effectively exchanged or repurchased; and
b.	The new debt securities provide at least 1 (one) year of grace for capital repayment and imply a minimum extension of 2 (two) years regarding the average duration of the remaining capital of the exchanged or repurchased debt.

Section 3.5.4 of the Foreign Exchange Regulations establishes that, as long as the prior approval requirement for access to the Foreign Exchange Market for paying capital and interest on External Financial Indebtedness remains in force, this requirement will not be applicable when all of the following conditions are met:

(a)	The funds were used to finance projects within the "Argentine Natural Gas Production Promotion Plan – 2020-2024 Supply and Demand Scheme" established in Article 2 of Decree No. 892/20 ("Plan GasAr");
(b)	The funds have been entered and settled through the Foreign Exchange Market as from November 16, 2020; and
(c)	The indebtedness has an average duration of no less than 2 (two) years.

Payments Related to Debts with Related Parties

Prior approval from the Central Bank is required to access the Foreign Exchange Market for the cancellation of principal and interest of External Financial Indebtedness when the creditor is a related counterparty to the resident debtor, pursuant to section 3.5.6 of the Foreign Exchange Regulations. Additionally, debts covered by this section will continue to be subject to prior approval even if there is a modification of the creditor or debtor that results in no longer having a relationship between the creditor and the resident debtor.

Prior approval from the Central Bank will not be required when:

(i)	it is related to transactions specific to local financial institutions;
(ii)	it is an External Financial Indebtedness with an average maturity of no less than 2 (two) years, and the funds have been entered and settled through the Foreign Exchange Market from October 2, 2020;
(iii)	it is a payment of compensatory interest accruing from January 1, 2025, on the remaining original value of financial debts with related foreign counterparties. Penalty or other equivalent interest that accrues from January 1, 2025, will still be subject to the prior approval requirement;
(iv)	it is a payment of interest that is made simultaneously with the settlement for at least an equivalent amount of:
a.	new External Financial Indebtedness with an average maturity of no less than 2 (two) years and providing at least 1 (one) year of grace for principal payments, both counted from the date access to the market is granted.
b.	new direct investment contributions from non-residents.

The financial debts and/or direct foreign investment contributions, which cannot be considered for other mechanisms under the Foreign Exchange Regulations, may be entered and settled by the debtor making the interest payment or by another resident company belonging to the same economic group.

(v)	it is an External Financial Indebtedness with an average maturity of no less than 2 (two) years settled between August 27, 2021, and December 12, 2023, and was used to pay commercial debts for the import of goods and services, based on the issuance of a "Certification of entry of new financial indebtedness with the exterior" under item 1 of Communication A 7348 and related provisions (provisions received in item 3.19 of the Annex to Communication A 7914).

(vi)	it is an External Financial Indebtedness with an average maturity of no less than 2 (two) years originating between August 27, 2021, and December 12, 2023, from a refinancing of commercial debts for the import of goods and services with the same creditor, under item 20 of Communication A 7626 and related provisions (provisions received in item 3.20 of the Annex to Communication A 7914).
(vii)	the client has a "Certification for foreign exchange access regimes for incremental oil and/or natural gas production (Decree 277/22)" issued in the framework of Section 3.17 of the Foreign Exchange Regulations, for the equivalent of the principal amount being paid.
(viii)	it is an External Financial Indebtedness under the mechanism of Section 7.11 of the Foreign Exchange Regulations, and the access date is consistent with the conditions required to fit within that mechanism.
(ix)	the client has a "Certification of increased goods exports" for the years 2021 to 2023 issued under Section 3.18 of the Foreign Exchange Regulations for the equivalent of the principal amount being paid.
(x)	the client is a VPU participant under RIGI that settles principal or interest of External Financial Indebtedness as provided in section 14.2.1 of the Foreign Exchange Regulations.
(xi)	It is the payment of principal on External Financial Indebtedness owed to related parties of the debtor, provided that such indebtedness has an average life of no less than 180 days and the funds have been duly transferred into and settled through the Foreign Exchange Market on or after April 21, 2025.

Payments of debt securities or other debt instruments denominated and payable in foreign currency in Argentina

Pursuant to Section 2.5 of the Foreign Exchange Regulations, issuances by residents of publicly registered debt securities in Argentina that do not constitute External Financial Indebtedness and/or promissory notes with a public offering issued under General Resolution No. 1003/24 of the CNV and related regulations, and/or fiduciary debt securities issued by trustees of fiduciary trusts with a public offering carried out in accordance with CNV provisions in the matter, denominated and subscribed in foreign currency, must be settled in the Foreign Exchange Market as a requirement for subsequent access to said market to address their capital and/or interest services in foreign currency in Argentina under the provisions of this section.

Access to the Foreign Exchange Market for the repayment of debts and other obligations in foreign currency between residents, incurred after September 1, 2019, is prohibited.

However, exceptions are made for the cancellation in Argentina of principal and interest upon maturity of:

(i)	Foreign currency financing granted by local financial institutions (including payments for foreign currency consumption through credit or purchase cards).
(ii)	Debt securities issued as from September 1, 2019, for the purpose of refinancing debts covered in item (1) of the following paragraph and which involve an increase in the average maturity of the obligations.
(iii)	Debt securities issued as from November 29, 2019, with public registration in Argentina that do not qualify as External Financial Indebtedness, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency, provided that all funds obtained have been settled in the Foreign Exchange Market.
(iv)	Promissory notes with public offering issued under General Resolution 1003/24 of the CNV and related regulations, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.
(v)	Fiduciary debt securities issued by trustees of financial trusts with a public offering conducted in accordance with the provisions of the CNV, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.

Entities may also grant access to the Foreign Exchange Market for the cancellation upon maturity of:

(1)	Foreign currency obligations between residents formalized through public records or deeds as of August 30, 2019.
(2)	Foreign currency financing granted by local financial institutions pending as of August 30, 2019.

Access to the Foreign Exchange Market before maturity will require prior approval from the Central Bank, except when the transaction falls under one of the following situations and all conditions established in each case are met:

(i)	When the debt originates from foreign currency financing granted by local financial institutions for foreign currency consumption made through credit or purchase cards.
(ii)	In case of other foreign currency financing from local financial institutions being paid off simultaneously with the settlement of funds from abroad for new borrowings:
a.	The early payment is made simultaneously with funds settled from new External Financial Indebtedness and/or new prefinancing of exports from abroad;
b.	The average maturity of the new indebtedness is longer than the remaining average maturity of the debt being paid off;
c.	The accumulated amount of principal payments of the new indebtedness, at any time until the maturity date of the debt being canceled, may not exceed the accumulated principal payments of the financing being paid off; and
d.	If the new indebtedness is a prefinancing of exports from abroad, the entity must have an affidavit from the client stating that prior approval from the Central Bank will be required for the application of export currency collections to the early repayment of principal before the maturities counted for compliance with the conditions mentioned.

If the pre-canceled financing by the client was granted as part of a credit line obtained abroad, the financial institution may also pre-cancel the principal and accrued interest from the credit line for the proportion of the debt repaid early.

(iii)	In case of early cancellation of interest within a debt exchange process:
a.	The early cancellation of interest is made within a debt exchange process of securities issued by the client, in which the creditor is delivered a new security with public registration in Argentina that does not qualify as External Financial Indebtedness;
b.	The amount paid before maturity corresponds to interest accrued up to the closing date of the exchange;
c.	The average duration of the new debt securities is longer than the remaining average duration of the exchanged securities; and
d.	The accumulated amount of principal payments of the new securities, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the exchanged securities.

(iv)	In case of early cancellation of principal and interest from a debt security covered in this section with the settlement of funds entered from abroad through the issuance of a new debt security that qualifies as External Financial Indebtedness:
a.	The early cancellation of principal is made simultaneously with the settlement of funds from abroad through the issuance of a new debt security that qualifies as External Financial Indebtedness issued within a refinancing, repurchase, and/or early redemption transaction;
i.	The new debt security includes a one (1) year grace period for capital repayment, and its average duration is at least two (2) years longer than the remaining average duration of the debt security being canceled; and

ii.	The accumulated amount of principal payments of the new indebtedness may not exceed, until the maturity date of the canceled debt, the amount accumulated by the principal payments of the debt being canceled.
b.	The early cancellation of interest corresponds to the interest accrued on the refinanced debt until the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement.

Additionally, the entity may grant the client access to the Foreign Exchange Market to:

c.	Pay for a repurchase premium, early redemption, or similar, up to the equivalent of 5% (five percent) of the principal amount of the repurchased and/or redeemed debt security, provided that the payment is made simultaneously with the settlement of funds entered from abroad by the new debt security exceeding the principal amount being pre-canceled, by at least an amount equivalent to the premium paid.
d.	Pay, at the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement, the issuance costs or other services provided by non-residents in the context of the issuance of the new debt securities and/or the repurchase and/or redemption transaction.

(v)	In case of early cancellation of principal and interest from a debt security covered in this section simultaneously with the settlement of other External Financial Indebtedness:
a.	The early cancellation of principal and interest is made simultaneously with funds settled from new External Financial Indebtedness;
b.	The average duration of the new indebtedness is longer than the remaining average duration of the debt security being canceled; and
c.	The accumulated amount of principal payments of the new indebtedness, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the debt security being canceled.

(vi)	In the case of early cancellation of principal and interest from a debt security covered in this section simultaneously with the settlement of a new debt security of the same type:
a.	The early cancellation of principal and interest from a debt security covered in this section is made simultaneously with the funds settled by the issuance of a new debt security with public registration in Argentina that does not qualify as External Financial Indebtedness, denominated and subscribed in foreign currency, and whose services are payable in foreign currency; and
b.	The average duration of the new security is longer than the remaining average duration of the debt security being canceled; and
c.	The accumulated amount of principal payments of the new debt security, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the debt security being canceled.

(vii)	The client is a VPU adhered to the RIGI that early cancels principal or accrued interest from debts covered in this section in accordance with the provisions of Section 14.2.1 of the Foreign Exchange Regulations.

Issuances of debt securities with public registration in Argentina that meet the conditions set forth in this section for access to the Foreign Exchange Market will be allowed to cancel their capital and interest services upon maturity through the application of export collections of goods and services in Argentina, provided that the requirements set forth in Section 7.9 of the Foreign Exchange Regulations are met.

Transactions with BOPREAL

The BOPREAL are securities issued by the Central Bank for importers of goods and services with pending payment obligations for imports of goods with customs registration and/or services effectively provided prior to December 12, 2023.

a) For Importers of Goods:

Importers of goods can subscribe BOPREAL for up to the amount of the pending debt for their imports of goods with customs entry registration before December 12, 2023. The entity making the subscription offer on behalf of the client must have the respective certifications on the outstanding debt amount issued by the entity/entities responsible for monitoring the officializations involved in the SEPAIMPO, in order to verify that all of the following conditions are met:

(i)	The obligation qualifies as a debt for goods imports as indicated in Section 10.2.4 of the Foreign Exchange Regulations.
(ii)	The transaction is declared, if applicable, in the last overdue submission of the External Assets and Liabilities Survey.
(iii)	The conditions set forth in Section 10.3.2.1 of the Foreign Exchange Regulations for access to the Foreign Exchange Market are met, except for the condition specified in item (viii).
(iv)	The client meets the supplementary requirements outlined in Sections 3.16.2 to 3.16.5 of the Foreign Exchange Regulations.
(v)	The client provides an affidavit stating that the debt for which they are requesting subscription is pending payment.

In certain cases, the entity making the subscription offer on behalf of the client must have an affidavit from the client confirming that they have not requested the use of this mechanism through another entity for that debt.

b) For Importers of Services:

Importers of services can subscribe BOPREAL for up to the amount of the pending debt for their imports of services in which the provision or accrual of the service by the non-resident took place before December 12, 2023.

The entity making the subscription offer on behalf of the client must have the documentation that supports the existence of the service, the amount owed as of the subscription date, and verify that all of the following conditions are met:

(i)	The obligation qualifies as a debt for service imports as indicated in the second paragraph of Section 13.1.2 of the Foreign Exchange Regulations.
(ii)	The transaction is declared, if applicable, in the last overdue submission of the External Assets and Liabilities Survey.
(iii)	The client meets the supplementary requirements outlined in Sections 3.16.2 to 3.16.5 of the Foreign Exchange Regulations.
(iv)	The client provides an affidavit stating that the debt for which they are requesting subscription is pending payment and that they have not requested the use of this mechanism through another entity for this debt.

c) For Profits and Dividends of Non-Resident Shareholders Pending Payment or Already Received in Argentina:

When it comes to profits and dividends pending payment to non-residents as determined by the shareholders' meeting, clients can subscribe BOPREAL for up to the equivalent amount in local currency of the profits and dividends pending payment to non-resident shareholders as determined by the shareholders' meeting.

The entity that makes the subscription offer on behalf of the client must verify compliance with the following requirements:

(i)	The entity has documentation to support that the outstanding debt corresponds to profits and dividends from closed and audited financial statements.
(ii)	The transaction is declared, if applicable, in the latest overdue submission of the External Assets and Liabilities Survey.
(iii)	The client meets the supplementary requirements outlined in Sections 3.16.2 to 3.16.5 of the Foreign Exchange Regulations.
(iv)	The client provides an affidavit stating that:
a.	The profits and dividends for which they are requesting subscription are pending payment;
b.	They have not requested the use of this mechanism from another entity for this debt, and
c.	They acknowledge that they will not have access to the Foreign Exchange Market to pay the equivalent of the debt for which they subscribed unless the payment is made via exchange and arbitrage with funds deposited in a local account, originating from the collection of capital and interest in foreign currency from the BOPREAL bonds.

Non-resident clients, for profits and dividends received since September 1, 2019, may subscribe BOPREAL for up to the equivalent amount in local currency of the profits and dividends received from that date, adjusted by the most recent Consumer Price Index ("CPI") available at the time of subscription. The entity making the subscription offer on behalf of the client must verify compliance with the requirements outlined in Section 4.6.2 of the Foreign Exchange Regulations.

d) Complementary Provisions on BOPREAL:

Clients may, provided that the applicable requirements are met, access the Foreign Exchange Market through the execution of an exchange and/or arbitration with funds deposited in a local account, originating from the collection of capital and interest in foreign currency from BOPREAL bonds, to carry out the following transactions:

(i)	Payment of commercial debts for imports of goods with customs entry registration up to December 12, 2023, which were eligible according to the provisions of section (a) above. Payments made through the Local Currency System (the "LCS") from the sale of funds deposited in a local account, originating from the collection of capital and interest in foreign currency from BOPREAL bonds, may also be considered under this section.
(ii)	Payment of commercial debts for imports of services rendered or accrued up to December 12, 2023, which were eligible according to the provisions of section (b) above. Payments made through the LCS from the sale of funds deposited in a local account, originating from the collection of capital and interest in foreign currency from BOPREAL bonds, may also be considered under this section.
(iii)	Payment of debts to non-resident shareholders for profits and dividends, which were eligible according to the provisions of the first paragraph of section (c) above.
(iv)	The repatriation of portfolio investments of non-residents originating from profits and dividends collected in Argentina since September 1, 2019, as determined by the shareholders' meeting based on closed and audited financial statements, which were eligible according to the provisions of the second paragraph of section (c) above.

Clients who have acquired BOPREAL bonds in primary bidding under the provisions of sections (a), (b), and the first paragraph of section (c) may execute sales of securities against a wire transfer to a third-party account abroad, provided that the requirements outlined in Section 4.3.2.3. of the Foreign Exchange Regulations are met, when selling the BOPREAL bonds acquired by the seller in the aforementioned primary biddings.

They may also liquidate, under the conditions outlined in the previous paragraph, other sales of securities made from April 1, 2024, provided that the market value of these transactions does not exceed the difference between the amount obtained from the sale with settlement in foreign currency abroad of BOPREAL bonds acquired in primary bidding for eligible import debts of goods and services and their nominal value, should the former be lower.

Section 4.7 of the Foreign Exchange Regulations sets forth a series of transactions that may be carried out by clients who acquired BOPREAL in primary bidding.

In the event that a client has executed a sale with a repurchase obligation using BOPREAL bonds acquired in primary bidding, the following will apply:

1)	The sale of the bonds at the origin of the transaction shall not be taken into account for the preparation of the affidavits stipulated in sections (c) and (d) of "General Requirements";
2)	The aforementioned sale will not entitle the client to carry out securities transactions based on the difference between the amount obtained from the sale and the nominal value of the BOPREAL bonds acquired in primary bidding for eligible import debts of goods and services.
3)	Once the client has regained possession of the BOPREAL bonds, the securities will be subject to the same treatment as bonds acquired in primary bidding.

Repatriations of direct investments and other foreign currency purchases by non-residents

Pursuant to Section 3.13 of the Foreign Exchange Regulations, prior approval from the Central Bank will be required for access to the Foreign Exchange Market for the repatriation of investments by non-residents and other foreign currency purchases by non-resident clients, except for the following transactions:

(i)	International organizations and institutions performing the functions of official credit agencies;
(ii)	Diplomatic and consular representations, and accredited diplomatic personnel in Argentina for transfers made in the exercise of their functions;
(iii)	Representations in Argentina of Courts, Authorities or Offices, Special Missions, Commissions, or Bilateral Bodies established by International Treaties or Agreements, in which Argentina is a party, to the extent that transfers are made in the exercise of their functions;
(iv)	Transfers abroad on behalf of individuals who are beneficiaries of pensions and/or retirements paid by the National Social Security Administration (Administración Nacional de la Seguridad Social or “ANSES”, as per its acronym in Spanish) or other pension agencies and/or pension annuities as provided by Section 101 of Law No. 24,241, for up to the amount received for such concepts in the last 30 calendar days, provided that the transfer is made to a bank account in the beneficiary's registered country of residence
(v)	Purchase of foreign currency in cash by non-residents for tourism and travel expenses, up to a maximum amount of US$ 100, to the extent that the financial institution can verify in the online system implemented by the Central Bank that the customer has settled an amount equal to or greater than the amount to be purchased within the 90 days prior to the transaction;

This transaction will become effective upon the registration of the client’s foreign currency sale with the Central Bank by the intermediary entity, in accordance with the established guidelines. It should be noted that transactions involving the framing of settlements during their validity, specifically those pertaining to securities on behalf of and for the account of non-resident tourists, will not be considered for the purposes of this section.

(vi)	Transfers to bank accounts abroad of individuals for funds received in Argentina related to benefits granted by the Federal Government under Laws 24,043, 24,411, and 25,914 and related legislation;
(vii)	Repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions, provided that the capital contribution was entered and settled through the Foreign Exchange Market as from October 2, 2020, and the repatriation occurs at least 2 (two) years after the contribution.
(viii)	Repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions, provided that the capital contribution was entered and settled through the Foreign Exchange Market as from April 21, 2025, and the repatriation occurs at least 180 days after the settlement of the contribution funds

(ix)	Repatriation of direct investments by non-residents is permitted up to the amount of investment contributions entered and settled through the Foreign Exchange Market as of November 16, 2020, provided that all of the following conditions are met: (a) the funds have been applied to the financing of projects framed within the Plan GasAr 2020-2024; (b) the entity has documentation proving the effective entry of the direct investment into the resident company; and (c) access occurs no earlier than two calendar years from the date of settlement in the Foreign Exchange Market of the transaction that allows for compliance with this section.
(x)	Repatriation of direct investments by non-residents in companies that are not controlling companies of local financial entities is permitted, provided that the relevant entity has obtained a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22),” issued in accordance with the provisions of Section 3.17 of the Foreign Exchange Regulations. The repatriated amount must be equivalent to the original investment.
(xi)	Repatriations of portfolio investments by non-residents originating from profits and dividends collected in Argentina since September 1, 2019, from distributions determined by the shareholders’ meeting for closed and audited balances are permitted, provided that the transaction is carried out through an exchange and/or arbitration with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL bonds.
(xii)	Repatriations of direct investments by non-residents in companies through access by the resident who acquired their stake in a resident company, provided that:

(a)	The access occurs simultaneously with the settlement of funds entered from abroad through External Financial Indebtedness or funds from a financial loan in foreign currency granted by a local financial institution from a credit line of a foreign financial institution, with a minimum average duration of 4 (four) years and at least 3 (three) years of grace for capital repayment;
(b)	The resident company whose capital is being transferred is in one of the following sectors: forestry industry, tourism, infrastructure, mining, technology, steel industry, energy, oil, and gas; and
(c)	The transaction involves the transfer of at least 10% (ten percent) of the resident company's capital.

If, at the time of access, the client does not have the documentation proving their possession of the capital stake being paid, they must submit an affidavit committing to present the documentation within 60 (sixty) calendar days of access to the Foreign Exchange Market.

(xiii)	Repatriations of direct investment contributions by non-residents in a VPU adhered to the RIGI under Section 14.2.3 of the Foreign Exchange Regulations.
(xiv)	Repatriation by non-residents of principal, returns, and proceeds from the sale of portfolio investments in instruments traded on local markets authorized by the CNV, as long as: (i) a local financial institution certifies that the investment was made with funds transferred into and settled through the Foreign Exchange Market on or after April 21, 2025; (ii) documentation is available evidencing that the amount for which access to the Foreign Exchange Market is sought does not exceed the income received and/or the actual proceeds from the sale of the investment; and (iii) the repatriation takes place no less than 180 days after the settlement of the relevant funds. If the income from services or the proceeds from the sale of the investment are received in foreign currency, the repatriation may be carried out for up to the equivalent amount received.

Access to the Foreign Exchange Market by individuals

Financial institutions may grant resident individuals access to the foreign exchange market, without prior authorization from the Central Bank, for the purchase of foreign currency in cash for holding purposes or for the establishment of deposits, provided that all of the following requirements are met:

(i)	The transaction must be processed through a debit from the customer's account at local financial institutions, or if the customer uses local currency in cash, the total amount in local currency may not exceed the equivalent of US$ 100 per calendar month, across all financial institutions and for all specified concepts.

If the customer opts to use cash in local currency, the institution must obtain an affidavit from the customer affirming compliance with the aforementioned requirement.

(ii)	The selling institution must either deliver the foreign currency in cash to the customer or credit the funds to a foreign currency account held by the customer at a local financial institution or to a bank account held by the customer abroad, as applicable.

(iii)	The institution must have recorded the transaction in the online system implemented for this purpose by the Central Bank.

(iv)	In all cases, the institution must obtain evidence that the customer has income and/or assets consistent with savings in foreign currency.

Access to the Foreign Exchange Market by guarantee trusts for the payment of principal and interest

Pursuant to Section 3.7 of the Foreign Exchange Regulations, Argentine guarantee trusts created to guarantee principal and interest payments of resident debtors may access the Foreign Exchange Market to make such payments at their scheduled maturity, to the extent that, in accordance with the applicable regulations in force, the debtor would have had access to the Foreign Exchange Market to make such payments directly.

Access to the Foreign Exchange Market by other residents -excluding entities- for the formation of foreign assets and for derivative transactions

Pursuant to Section 3.10 of the Foreign Exchange Regulations, access to the Foreign Exchange Market for the constitution of foreign assets and for derivative transactions by legal entities that are not authorized to operate in the foreign exchange market, local governments, mutual funds, or other entities established in Argentina, requires prior authorization from the Central Bank.

Financial derivative transactions

Entities may grant access to the Foreign Exchange Market for the payment of premiums, the establishment of guarantees, and the settlement of obligations arising from interest rate hedge contracts for residents’ obligations with foreign parties, which have been declared and validated, where applicable, in the External Assets and Liabilities Survey, provided that the risks covered do not exceed the external liabilities actually registered by the debtor in the interest rate whose risk is being hedged through the contracts.

The client accessing the Foreign Exchange Market through this mechanism must designate an entity to monitor the transaction and provide an affidavit committing to deposit and settle any funds due to the local client as a result of the transaction or the release of the funds from the established guarantees, within five (5) business days.

Other financial derivative transactions for residents that are not entities authorized to operate in the foreign exchange market shall be governed by the provisions of Sections 3.8 and 3.10 of the Foreign Exchange Regulations, as applicable.

All settlements of futures transactions on regulated markets, forwards, options, and any other type of derivative contracts entered into within Argentina by entities from September 11, 2019, onwards must be conducted in local currency.

Profit and dividend payment

Pursuant to Section 3.4 of the Foreign Exchange Regulations, access to the Foreign Exchange Market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the Central Bank, unless the following requirements are met:

1)	The profits and dividends must correspond to closed and audited balance sheets.
2)	The total amount paid to non-resident shareholders shall not exceed the amount in Argentine pesos that correspond according to the distribution determined by the shareholders’ meeting.
3)	If applicable, the External Assets and Liabilities Survey must have been complied with for the transactions involved.
4)	The company falls within one of the following situations and fulfills all the conditions stipulated in each case:

(a)	Records direct investment contributions settled as of January 17, 2020. In which case, (i) the total amount of transfers made in the Foreign Exchange Market for the payment of dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that have entered and been settled through the Foreign Exchange Market as of January 17, 2020, (ii) access will only be granted after the expiration of a term of not less than 30 calendar days as from the settlement date of the last capital contribution taken into account to determine the aforementioned 30% capital cap, and (iii) the definitive capitalization of the capital contributions must be accredited or, failing that, the filing of the registration procedure of the capital contribution with the Public Registry must be evidenced. In this case, the accreditation of the definitive capitalization must be made within 365 calendar days following the date of the initial filing with the Public Registry.
(b)	Profits generated in projects under the Plan GasAr 2020-2024. In this case, (i) the profits generated by the foreign direct investment contributions entered and settled through the Foreign Exchange Market as from November 16, 2020, applied to the financing of projects framed within the Plan GasAr 2020-2024. If the client is a direct beneficiary of Decree No. 277/2022, the value of the benefits of the decree used by the client, directly or indirectly, shall be deducted from the amount allowed in the preceding paragraph, (ii) the access to the Foreign Exchange Market occurs no earlier than two years from the date of settlement in the Foreign Exchange Market of the contribution that allows the framing in this section, and (iii) the client must submit the documentation supporting the definitive capitalization of the contribution.
(c)	The client must have a Certification of Increased Exports of Goods for the years 2021 to 2023, issued in accordance with Section 3.18 of the Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.
(d)	It has a "Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22)" issued under the provisions of section 3.17. of the Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.
(e)	The client engages in an exchange and/or arbitration transaction with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL.
(f)	The client is a VPU adhered to the RIGI and the profits correspond to foreign direct investment contributions that fall under Section 14.2.2 of the Foreign Exchange Regulations, the client must present documentation that supports the definitive capitalization of the contribution. In this case, the client must present documentation that supports the definitive capitalization of the contribution.

In accordance with the terms of Communication “A” 8226, financial institutions are authorized to grant clients access to the Foreign Exchange Market to remit foreign currency abroad as profits and dividends to non-resident shareholders, pursuant to the aforementioned Section 3.4 of the Foreign Exchange Regulations, provided that such distributions arise from distributable earnings based on net income reported in regular, audited annual financial statements for fiscal years beginning on or after January 1, 2025.

Other specific provisions

Swaps, arbitrage and securities transactions

 Financial institutions may carry out foreign exchange swap and arbitrage transactions not associated with the inflow of foreign currency from abroad in the following cases with their clients:

(i)	An individual transfers funds from his local accounts (which are already in foreign currency) to his own bank accounts outside of Argentina.
(ii)	The transfer of foreign currency abroad by local common depositaries of marketable securities in connection with income received in foreign currency on account of principal and interest services on Argentine Treasury bonds or Central Bank bonds when such transaction is part of the payment procedure at the request of foreign common depositaries.
(iii)	Transfers of foreign currency abroad to make payments for imports of goods and services under Sections 10.10.2.12., 10.10.2.13., and 13.3.9. of the Foreign Exchange Regulations, from foreign currency funds deposited in local financial institutions.
(iv)	Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution. To the extent that the funds are not debited from a foreign currency account held by the customer, these transactions may be carried out by individuals, without the prior approval of the Central Bank, up to the amount allowed for the use of cash under Sections 3.8. and 3.13 of the Foreign Exchange Regulations.
(v)	Exchange and arbitrage transactions with funds deposited in a local account and originating from capital and interest payments in foreign currency from BOPREAL bonds, provided that the applicable requirements are met, intended for: (a) Payment of commercial debts for imports of goods with customs entry registration up to December 12, 2023, eligible under Section 4.4 of the Foreign Exchange Regulations; (b) Payment of commercial debts for services rendered or accrued up to December 12, 2023, eligible under Section 4.5 of the Foreign Exchange Regulations; (c) Payment of debts with non-resident shareholders for eligible profits and dividends under Section 4.6.1 of the Foreign Exchange Regulations; (d) Repatriation of portfolio investments of non-residents originating from profits and dividends received in Argentina since September 1, 2019, from the distribution determined by the shareholders' meeting based on closed and audited financial statements, eligible under Section 4.6.2 of the Foreign Exchange Regulations.
(vi)	Transfer of foreign currency abroad by a local government from its foreign currency holdings deposited in local financial entities, including those constituting a surplus as provided in Section 3.16.2 of the Foreign Exchange Regulations, is permitted provided that the regulatory requirements applicable to the type of transaction to be carried out in the case that it is processed against Argentine pesos are met.
(vii)	All other exchange and arbitrage transactions may be conducted by clients without the prior approval of the Central Bank, provided that, when executed as individual transactions involving Argentine pesos, they can be carried out without such approval in accordance with the applicable Foreign Exchange Regulations. This also applies to local custodians of securities regarding foreign currency income received as payments of principal and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency in which the account is denominated, the financial institution will credit or debit the same amount as that received or sent from abroad. When the financial institution charges a commission or fee for these transactions, it will be instrumented in a specifically designated Section.

Securities transactions

 CNV Rules establish a minimum holding period of 1 business day counted as of its accreditation at the Central Depository Agent of Negotiable Securities (Agente Depositario Central de Valores Negociables) applicable only to clients who are not considered resident individuals in Argentina for:

(a)	sales of securities with settlement in foreign currency, regardless of jurisdiction or issuance law, to the extent that the purchase of said securities has been made with Argentine pesos;

(b)	transfers of securities acquired with settlement in local currency to foreign depository entities, regardless of their issuance law, unless their accreditation (i) results from a primary placement of securities issued by the National Treasury or by BOPREAL issued by the Central Bank, (ii) refers to transactions under section 3.16.3.6(v) and the second paragraph of section 4.7.2. of the Foreign Exchange Regulations, or (iii) refers to Argentine shares and/or CEDEARs traded in markets regulated by the CNV.

(c)	applying securities from foreign depository entities to transactions with settlement in foreign currency.

Intermediaries and trading agents must verify compliance with the aforementioned minimum holding periods.

Transfers of securities to foreign depositary entities made by the client for the purpose of participating in a debt securities exchange issued by the Argentine Government, local governments, or resident private sector issuers are not included in the aforementioned provisions. The client must present the corresponding certification for the exchanged debt securities.

Pursuant to currently applicable CNV Rules, prior to executing or registering any of the securities trade set forth in Sections 3.16.3.1. and 3.16.3.2. of the Foreign Exchange Regulations in CNV-authorized markets, local brokers must:

(a)	if the trade is to be performed by non-resident clients that do not qualify as foreign brokers: (i) ensure that the trades are for such client’s own portfolio and financed with its own funds, and (ii) ensure the trades do not exceed Ps. 200 million per day;
(b)	if the trade is to be performed by non-resident clients that qualify as foreign brokers, whether acting for their own portfolio or on behalf of Argentine clients, ensure that the trades do not exceed Ps. 200 million per client per day. If the foreign broker is acting as a depositary of shares issued by local issuers and carries out the trade for purposes of paying dividends to holders of ADRs, GDRs or similar certificates held in custody abroad, it is not subject to this requirement;
(c)	if the trade is to be performed by resident clients, acting on behalf of resident or non-resident third parties, ensure that the trades do not exceed Ps. 200 million per client per day; and
(d)	if the trade is to be performed by resident clients acting for their own portfolio and financed with their own funds, the above-mentioned daily trading limit does not apply.

The aforementioned trade restrictions do not apply to BOPREAL acquired in primary bidding and to the sale of securities with settlement in foreign currency and in the local jurisdiction previously acquired in Argentine pesos by individual or corporate resident clients with funds from UVA mortgage loans. These clients must be granted the funds by financial entities authorized to act as such under terms of Law No. 21,526. Furthermore, the proceeds from these sales must be applied to the purchase of real estate in Argentina within the framework of the aforementioned credits.

Communication “A” 8099 - RIGI

Communication “A” 8099 of the Central Bank establishes the regulations pertaining to the foreign exchange benefits for VPU that have adhered to the RIGI. The Central Bank has established:

(i)	exceptions to the mandatory inflow and settlement of export proceeds in foreign currency made by a VPU adhering to the RIGI.
(ii)	exceptions to the mandatory inflow and settlement of foreign currency arising from export of services.
(iii)	access to the Foreign Exchange Market to make payments of certain expenses;
(iv)	access to the Foreign Exchange Market to make payments of dividends to non-resident shareholders

(v)	application abroad of proceeds from exports of goods; and
(vi)	exchange stability applicable to the VPU on the date of adherence to the RIGI.

Central Bank information regimes

External Assets and Liabilities Survey

On December 28, 2017, the Central Bank replaced the information regimes established in Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and the complementary Communication “A” 6795), a unified regime applicable from December 31, 2017 (the “External Assets and Liabilities Survey”). The reporting requirements under the information regime are contingent upon the final balance of foreign assets and liabilities:

•	For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the end of a given calendar year is equal to or exceeds the equivalent of US$ 50 million, a quarterly declaration prior to the end of each quarter and an annual declaration, which permits the correction, affirmation, or update of quarterly declarations, must be filed.
•	For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the conclusion of a given calendar year exceeds US$ 10 million but does not exceed US$ 50 million, an annual declaration is the sole requisite form of compliance.
•	For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the conclusion of a specified calendar year exceeds US$ 1 million but does not exceed US$ 10 million, a streamlined annual declaration is the sole requisite documentation.

Individuals or entities for whom the balance or acquisition or sale of foreign assets and liabilities at the end of a given calendar year is less than US$ 1 million are exempt from reporting obligations.

Access to the Foreign Exchange Market for the repayment of foreign financial debt and other transactions is contingent upon the debtor’s compliance with the External Assets and Liabilities Survey. See “—Specific provisions on outflows through the Foreign Exchange Market— Payments for debt securities subscribed abroad and external financial indebtedness with foreign entities.”

Advance Notice of Foreign Exchange Operations

Entities authorized to operate with foreign currency are obliged to provide the Central Bank with information on outgoing transactions through the Foreign Exchange Market for daily amounts equal to or greater than the equivalent of US$ 100,000. This information must be provided at the end of each business day and with two business days’ notice. Clients are obliged to inform financial entities in advance, so that they can comply with the requirements of this information regime. Consequently, as long as the other requirements established in the Foreign Exchange Regulations are simultaneously met, they can process foreign exchange transactions.

Criminal Foreign Exchange Regulations

The Foreign Exchange Regulations establish that transactions that do not comply with the exchange regulations established by the Foreign Exchange Regulations will be subject to the Criminal Foreign Exchange Regulations (Law No. 19,359 and amendments).

For further information on the exchange control restrictions and regulations in force, you should consult your legal advisors and read the applicable rules mentioned in this document, as well as their amendments and complementary regulations, which are available on the website: https://www.infoleg.gob.ar/ or on the Central Bank’s website: https://www.bcra.gob.ar/, as applicable. The information contained in these websites is not part of this annual report and is not deemed to be incorporated herein.

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of common shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold common shares or ADSs as capital assets and does not address tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, individual retirement accounts and other tax-deferred accounts, tax exempt entities, entities and arrangements treated as partnerships and the partners therein, holders that own or are treated as owning 10.00% or more of our shares by vote or value, persons holding common shares or ADSs as part of a hedging or conversion transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days in a taxable year, persons that have ceased to be U.S. citizens or lawful permanent residents of the United States, investors holding the ADSs in connection with a trade or business conducted outside of the United States, U.S. citizens or lawful permanent residents living abroad, regulated investment companies, real estate investment trusts, certain taxpayers that file or prepare applicable financial statements and are required to recognize income when the associated revenue is reflected on such financial statements, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, net investment income tax of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of common shares or ADSs.

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

Our ADSs are listed on the NYSE, and our ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed and remain so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 or 2024 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Argentine withholding tax on dividends paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and recently issued final U.S. Treasury Regulations (“Final FTC Regulations”) have imposed additional requirements that must be met for a foreign tax to be creditable, and we do not intend to determine whether such requirements will be met in case Argentine taxes are withheld from dividends. However, recent notices (the “Notices”) from the IRS indicate that the U.S. Treasury and the IRS are considering proposing amendments to the Final FTC Regulations and allowing taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). If the Argentine tax on dividends is not a creditable tax or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Argentine tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes, subject to applicable limitations.  Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Capital gain or loss recognized by a U.S. Holder on the sale or other disposition of common shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Subject to the Notices described above, under the Final FTC Regulations, Argentine taxes on disposition gains of U.S. Holders are likely not creditable for U.S. federal income tax purposes. If the Argentine tax is not a creditable tax, the tax would generally reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares and any Argentine tax imposed on such sale or disposition.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Passive Foreign Investment Company

Special tax rules apply to U.S. Holders if we are a PFIC. In general, we will be a PFIC in a particular taxable year if, after applying certain look-through rules, either 75 percent or more of our gross income for the taxable year is passive income, or 50 percent or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 or 2024 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. The determination of whether we are a PFIC for any taxable year depends on the classification of our income and assets, our cash position and the nature of the activities performed by our officers and employees. Because this determination is made annually, it is possible that we may become a PFIC for the current taxable year or for any future taxable year due to changes in the composition of our income or assets.

If we are a PFIC for the current taxable year or for a future taxable year during which a U.S. Holder owns common shares or ADSs, the U.S. Holder will be subject to a special tax at ordinary income rates on certain “excess distributions” and on gain recognized on the sale or other disposition of such holder’s common shares or ADSs. For these purposes, distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125.00% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares or ADSs. In addition, the amount of income tax on any excess distributions or gains will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions or gains were earned ratably over the period the U.S. Holder held the common shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including with respect to any lower-tier companies within our group treated as PFICs, and will subject a U.S. Holder to certain annual reporting requirements with respect to their interest in common shares or ADSs on IRS Form 8621. If we are a PFIC for our current taxable year or in future taxable years during which a U.S. Holder holds the ADSs, we would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such holder owns the ADSs, even if we cease to meet the threshold requirements for PFIC status (unless the U.S. Holder makes a deemed sale election with respect to the Shares once the Company is no longer a PFIC). U.S. Holders may be able to make certain elections that would mitigate the consequences of our status as a PFIC, including by electing to mark common shares or ADSs to market annually. We do not intend to make information available to U.S. Holders in order for them to make a “qualified electing fund” election with respect to our common shares or ADSs if we are a PFIC. U.S. Holders should consult their own tax advisor regarding the U.S. federal income tax considerations discussed above.

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

Income tax (“IT”)

Taxation on dividends

According to the amendments introduced to the Argentine Income Tax Law (“Income Tax Law”), taxation applicable on the distribution of dividends from Argentine companies would be as follows:

•	No Argentine income tax withholding would be levied on dividends paid on our Class D shares or ADSs derived from profits earned during tax periods beginning up to December 31, 2017, whether disbursed in cash, property or other equity securities, except for the application of the equalization tax (the “Equalization Tax”). The Equalization Tax applies to dividends exceeding the “net accumulated taxable income” from the immediate prior fiscal period at the time of distribution. To determine the “net accumulated taxable income” under Income Tax Law, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed at a 35% rate on the excess amount. It is considered a final tax and it is not applicable if dividends are paid in shares (“acciones liberadas”) instead of cash. If applicable, we are responsible for withholding this tax.

•	Dividends originated in profits obtained during fiscal years initiated as of January 1, 2018, on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding as a single and definitive payment on the amount of such dividends (“Dividend Tax”). However, if dividends are distributed to Argentine entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others), no Dividend Tax would apply. In addition, Equalization Tax is not applicable for dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018.

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

Argentine entities are subject to income tax on the net income from the sale, exchange or other disposition of shares through a progressive tax rate system, ranging from 25% to 35% determined based on the taxpayer’s net accumulated taxable income. The applicable scales for fiscal periods commencing on January 1, 2025, are as follows: (i) net taxable income accumulated up to Ps.101.679.575,26 will be subject to a rate of 25%; (ii) net taxable income accumulated over Ps.101.679.575,26 up to Ps.1.016.795.752,62 will incur a payment of Ps. 25.419.893,82 plus 30% on the excess over Ps.101.679.575,26; and (iii) net taxable income accumulated over Ps.1.016.795.752,62 will be subject to a payment of Ps.299.954.747,02 plus 35% on the excess over Ps. 1.016.795.752,62.

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

Notably, ADSs would not qualify for the exemption applicable to Argentine resident individuals due to non-compliance with the referred conditions. In the absence of the exemption, income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange, or other disposal of ADSs (and shares, if applicable) is subject to a 15% capital gains tax on net income (calculated in Argentine pesos). The acquisition cost may be adjusted based on the CPI inflationary index rate published by the INDEC, provided that the equity participation was acquired after January 1, 2018. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the Income Tax Law), for a five-year carryover period.

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

Due to the amendments introduced to the Income Tax Law, as from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following situations: (i) when the shares are placed through a CNV-authorized public offering; (ii) when shares are traded on CNV-authorized stock markets, with segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through CNV-authorized tender offer regimes and/or share exchanges. The exemption applies to the extent the Foreign Beneficiaries do not reside in a “non-cooperative jurisdiction” (as defined in “Incoming funds arising from non-cooperative or low or nil tax jurisdictions”) and, in accordance with article 90 of the Regulatory Decree of the Income Tax Law, if their funds do not come from “non-cooperative jurisdictions”.

In addition, under Law No. 27,430 income arising from the sale of ADSs is categorized as Argentine source income. However, capital gains resulting from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries not residing in a “non-cooperative jurisdiction”, and/or whose funds are not channeled through from “non-cooperative jurisdictions”, as per article 90 of the Regulatory Decree of the Income Tax Law, are exempt from income tax on capital gains. This exemption applies as long as the underlying shares are authorized for public offering by the CNV.

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

In cases where the exemption is not applicable, and Foreign Beneficiaries do not reside in a “non-cooperative jurisdiction”, nor their funds channeled through non-cooperative jurisdictions, the gain derived from the disposition of ADSs would be subject to income tax at a 15% rate on the net capital gain or at an effective rate of 13.5% on the gross price.

As per AFIP (now ARCA) General Resolution No. 4,227/2018, various payment mechanisms are outlined depending on the specific circumstances of each sale transaction. In line with article 252 of the Regulatory Decree of the Income Tax Law, in situations covered by the final paragraph of article 98 of the Income Tax Law (i.e. when both the acquirer and the seller of the security are non-Argentine residents), the tax shall be paid by the foreign seller directly through the mechanism established for such purpose by the tax authorities. Alternatively, the payment can be facilitated either (i) through an Argentine individual resident with sufficient mandate or (ii) by the foreign seller’s legal representative domiciled in Argentina.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class D shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Personal assets tax

Since tax period 2019, Argentine individuals and undivided estates, foreign individuals and undivided estates and foreign entities are subject to personal assets tax of 0.5% of the value of any shares issued by Argentine entities, held on December 31 of each year. This tax is imposed on Argentine issuers of such shares, such as us, who assume responsibility for paying this tax on behalf of the relevant shareholders. The tax is calculated based on the proportional net worth value (“valor patrimonial proporcional”) of the shares, derived from the latest consolidated financial statements on December 31 of each year. According to the Argentine Personal Assets Tax Law (“Personal Assets Tax Law”), we are entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.

Under existing regulations, the applicable tax treatment for Argentine resident individuals who hold securities representing Argentine shares (such as the ADSs) is currently unclear. Additionally, there is uncertainty about how the personal assets tax should be estimated in those cases.

Tax on debits and credits in bank accounts

Tax on debits and credits in bank accounts (“TDC”) is levied, with certain exceptions, for debits and credits on checking accounts maintained at financial institutions located in Argentina and other transactions that are used as a substitute for the use of checking accounts. The general tax rate is 0.6% for each debit and credit, although there are reduced rates of 0.075%, as well as increased rates of 1.2%.

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

TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3,250 of the BCRA) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the tax authority (ARCA and/or DGI) in accordance with AFIP General Resolution No. 3,900/2016.

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

Regarding the fiscal year 2025, gratuitous transfers of assets are exempt from this tax when their total amount, without including deductions, exemptions, and exclusions, is equal to or less than Ps.2,038,752.00, or Ps.8,488,486 in the case of parents, children, and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.603% to 9.513% in tax period 2025), varies according to the property value to be transferred and the degree of kinship of the parties involved. The transfer of Class D shares or ADSs among residents of the Buenos Aires Province shall be subject to this tax if other applicable conditions are met.

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

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the United Arab Emirates, the United Kingdom, Turkey and Uruguay (through an information exchange treaty that contains clauses for avoidance of double taxation). Tax treaties between Argentina and Austria, Japan and Luxemburg have been signed, but the treaties have not yet been ratified by their respective governments. There is currently no tax treaty or convention in effect between Argentina and the United States. However, since January 2021 an international administrative agreement for the exchange of information between the Argentine tax administration (“ARCA”) and the United States tax administration (Internal Revenue Service, “IRS”) has been in force.

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

Interest Rate Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2024.

Interest rate sensitivity

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2024.

Foreign Currency Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2024.

Foreign currency sensitivity

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2024.

Price Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2024.

Credit Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2024.

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

On May 24, 2024, we reported that within the framework of Resolutions No. 58/2024, 66/2024, and 77/2024 of the National Energy Secretariat, issued in connection with the debts of CAMMESA for economic transactions corresponding to the months of December 2023 and January and February 2024, we entered into an agreement with CAMMESA, by virtue of which outstanding debts were paid by CAMMESA as follows:

1.	The debts corresponding to the economic transactions for the months of December 2023 and January 2024 were paid through the delivery of public securities "BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS STEP UP 2038" (BONO USD 2038 L.A.) within ten (10) business days from the signing of the agreement; and
2.	The debts corresponding to the economic transaction for the month of February 2024 were paid with the funds available in the bank accounts enabled in CAMMESA within 48 hours from the signing of the agreement.

Given that Central Costanera S.A. (a subsidiary of ours) also accepted the offer from the Energy Secretariat, and provided that bonds had a parity lower than their nominal value, the subscription of the Agreement represented a consolidated loss (considering the bond's quotation on such date) of approximately Ps. 24.78 billion. See “Item 3.D. Risk Factors—Risks Relating to the Electric Power Sector in Argentina”.

The chart below shows the payment cycle of CAMMESA (for sales under the Spot Sales) in terms of number of days after the due date that CAMMESA took to pay the balances each month from January 2020 to December 2024

__________________

Source: Central Puerto

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

During 2023, we collected Ps.83.78 billion in CVO receivables, measured in Pesos as of December 31, 2024.

During 2024, we collected Ps.83.66 billion in CVO receivables, measured in Pesos as of December 31, 2024.

Liquidity Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2024.

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

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. Accordingly, we have received the following amounts from the depositary bank on the dates indicated below:

(i)	February 5, 2021: US$137,442.96;

(ii)	February 5, 2022: US$128,375.40; and

(iii)	October 19, 2023: US$186,992.90.
(iv)	March 10, 2025: US$493,360.45 (net amount received with respect to fiscal year 2024)

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Our company, under the supervision and with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to 13a-15(e) of the Exchange Act, as of December 31, 2024.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon their evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance of achieving their control objectives.

(b) Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that we maintained effective internal control over financial reporting as of December 31, 2024.

(c) Attestation report of the registered public accounting firm

Reference is made to the report of Pistrelli, Henry Martin y Asociados S.A. (a member firm of Ernst & Young Global Limited) on page F-1 of this annual report.

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

Item 16.B Code of Ethics

We have adopted a “Code of Business Conduct” (the “code”) designed to establish guidelines with respect to professional conduct, morals and employee performance. This code applies to all our directors, managers, heads and employees. The code is posted on our website at https://www.centralpuerto.com/en/corporate-governance-documents/. In 2018, the code was amended to comply with the requirements set forth in Argentine Law No. 27.401 (the “Corporate Criminal Liability Law”), which include that our employees shall act with due care while dealing with public sector officers or agencies on our behalf and shall avoid, at all times, circumstances that may be considered contrary to the public duties of such public sector officers, illicit enrichment of such public sector officers, bribery and influence-peddling, extortion and preparation of false balance sheets and reports. On March 9, 2018, our Audit Committee approved the amendment. In addition, we did not grant any waivers to the code during the year ended December 31, 2024.

Item 16.C Principal Accountant Fees and Services

Pistrelli, Henry Martin y Asociados S.A. (a member firm of Ernst & Young Global Limited) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2024, and 2023. The following tables sets forth the total amount billed to us and our subsidiaries for the indicated fiscal years (stated in the current measurement unit as of December 31, 2024):

	2024	2023
	(in thousands of Ps.)
Audit Fees	1,559,915	1,511,227
Tax Fees	74,561	155,052
Total	1,634,476	1,666,279

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

Tax fees are billed for professional services related to tax compliance and tax advice for fiscal years 2024 and 2023, respectively.

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

Consequently, 100% of the services and fees rendered by our principal accountants in 2024 were approved by the Audit Committee prior to their engagement to perform such work.

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

There were no share repurchases during fiscal year 2024.

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
__________________
*	We are required to comply with these rules under the NYSE Listed Company Manual
*	We are required to conform the structure of the Board of Directors to the independence criteria established in article 11, Chapter III, Title II of the CNV Rules by the first shareholders’ meeting held after December 31, 2018.

Item 16.H Mine Safety Disclosure

Not applicable.

Item 16.I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16.J Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. For further information on our insider trading policy, please refer to Exhibit 11.2 to this Annual Report.

Item 16.K Cybersecurity

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

During 2024, a cyber incident management simulation exercise was conducted to test the processes of materiality assessment and cyber incident handling. The evaluation team, consisting of executives from the areas involved, convened and analyzed various scenarios of a hypothetical ransomware attack and its material impact on our organization.

Controlled service disruption tests were performed on essential components of the IT infrastructure to verify the performance of recovery mechanisms. The results of these tests were satisfactory in all cases, as contingency measures were successfully activated to maintain operational continuity.

Four independent security tests (Penetration Tests) were conducted on the internet-exposed infrastructure and the internal network to determine our degree of exposure to threats and cyber-attacks.

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

Item 18. Financial Statements

Our Audited Consolidated Financial Statements are included in this annual report beginning at Page F-1.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1.	English translation of bylaws of Central Puerto S.A.(incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 29, 2024).

2.1.	Amended and Restated Deposit Agreement among Central Puerto S.A., JPMorgan Chase Bank, N.A., as depositary and holders and beneficial owners of American Depositary Receipts (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 29, 2024).

2.(d).	Description of rights of the securities registered under Section 12 of the Securities Exchange Act of 1934.

4.3.	Common Terms Agreement (the “Common Terms Agreement”), dated as of October 20, 2017, among CP La Castellana S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and the International Finance Corporation (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.4.	Amendment and Waiver to the Common Terms Agreement, dated as of December 22, 2017 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.5.	Loan Agreement, dated as of October 20, 2017, among CP La Castellana S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, and the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.6.	Loan Agreement, dated as of October 20, 2017, among CP La Castellana S.A.U. and the International Finance Corporation (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.7.	English translation of Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011, dated as of November 25, 2010, among the Secretariat of Energy of the Ministry of Federal Planification, Public Investment and Services, and the generators named therein (the “FONINVEMEM Arrangement for CVOSA”) (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.8.	English translation of Addendum No. 1 to the Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011, dated as of April 12, 2011, among the Secretariat of Energy of the Ministry of Federal Planification, Public Investment and Services, and the generators named therein (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.9.	English translation of Addendum No. 2 to the Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011, dated as of June 25, 2012, among the Secretariat of Energy of the Ministry of Federal Planification, Public Investment and Services, and the generators named therein (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.10.	English translation of Final Agreement for the Management and Operation of Projects for the Reconversion of the MEM Under the Scope of Resolution No. 1427/2004 Issued by the Secretariat of Energy, as dated October 17, 2005, among the Argentine Secretariat of Energy and the generators named therein (the “FONINVEMEM Arrangement for TJSM and TMB”) (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.11.	English translation of the Offer to Transfer the La Plata Steam and Electric Power Cogeneration Plant, dated as of December 15, 2017, from Central Puerto S.A. to YPF Energía Eléctrica S.A. (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.12.	Common Terms Agreement, dated as of January 17, 2018, among CP Achiras S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and the International Finance Corporation (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.13.	Loan Agreement, dated as of January 17, 2018, among CP Achiras S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, and the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.14.	Loan Agreement, dated as of January 17, 2018, among CP Achiras S.A.U. and the International Finance Corporation (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.16.	Wind Farm Omnibus Amendment and Agreement, dated March 16, 2018, among CP Achiras S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and the International Finance Corporation (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 27, 2018).

4.18	Brigadier Lopez Power Plant transfer contract (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F/A (File No. 001-38376), filed with the Commission on April 29, 2020).

8.1.	List of subsidiaries of Central Puerto S.A. as of the date of this annual report.

11.1.	Code of Ethics of Central Puerto S.A., as amended (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 27, 2018).
11.2	Insider Trading Policy of Central Puerto S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.2.	Consent of Vaisala, Inc. (incorporated by reference to Exhibit 23.5 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

97.1	Clawback Policy(incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 29, 2024).

101	XBRL Instance Document and related items.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAL PUERTO S.A.

By:	/S/ ENRIQUE TERRANEO
Name: Enrique Terraneo
Title: Chief Financial Officer

Date: April 25, 2025.

288

289

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Central Puerto S.A.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Central Puerto S.A. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 25, 2025 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of property, plant and equipment and intangible assets

Description of the matter

As reflected in the Company´s consolidated financial statements, at December 31, 2024, the Company´s property, plant and equipment (“PP&E”) and intangible assets were Argentine pesos (“Ps.”) 1,617,870 million and Ps. 30,716 million, respectively.

As further described in Note 2.2.8 to the consolidated financial statements, PP&E and intangible assets are tested for impairment when an existing event, or one that took place after year end and provides additional evidence of conditions that existed at the end of the reporting period, indicates that the recoverable amount of the PP&E and/or intangible assets amounts may be impaired. For each individual asset or cash generating unit (“CGU”) for which impairment indicators are identified, management estimates the recoverable amount of the asset or CGU, which is the higher of the fair value less costs to sell and its value in use, and compares it to the respective carrying amount. The value in use for the Company´s CGUs related to the Electric Power Generation from conventional and renewable sources operating segments was estimated based on discounted future cash flows, considering a significant assumption related to electricity prices as well as assumptions related to operational costs, discount rates and macroeconomic variables such as inflation and exchange rates. The recoverable amount for gas turbines and land was estimated based on fair value less cost to sell.

During 2024, the Company recorded a Ps. 100,742 million and Ps. 1,339 million impairment loss on PP&E and intangible assets, respectively, related to the Brigadier Lopez thermoelectric power plant, the Terminal 6 San Lorenzo cogeneration unit, the Luján de Cuyo combined cycle plant, the Buenos Aires combined cycle plant, the Manque and La Genoveva wind farms and the gas turbine stored in the facilities of the Nuevo Puerto plant.

Auditing the impairment of PP&E and intangible assets is especially challenging because it involves a high degree of auditor judgment in performing procedures to evaluate the significant and other assumptions described above used to determine the value in use, including projected financial information, and the fair value less cost to sell.

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

To test management´s impairment evaluation, our audit procedures included, among others, assessing the methodologies used by management, testing the significant and other assumptions described above and testing the completeness and accuracy of underlying data. For example, we compared the electricity prices used by management with historical data and performed sensitivity analysis to evaluate the changes in the value in use that would result from changes in the underlying significant assumption, if applicable. Additionally, we compared the other assumptions used by management, such as inflation and exchange rates, to current available economic trends data. We also assessed the historical accuracy of management’s estimates and tested the arithmetical accuracy of the discounted cash flows model. We involved our internal valuation specialists in the evaluation of the methodologies and assumptions related to inflation, exchange rates and discount rates used in the future cash flows prepared by management and in the evaluation of the assumptions used by management for the determination of the fair value less costs to sell. We also assessed the related disclosures in the consolidated financial statements.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

Member of Ernst & Young Global Limited

We have served as the Company’s auditor since 2002.

City of Buenos Aires, Argentina

April 25, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Central Puerto S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Central Puerto S.A.’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Central Puerto S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Central Puerto S.A. as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes, and our report dated April 25, 2025 expressed an unqualified opinion thereon.

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

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

Member of Ernst & Young Global Limited

City of Buenos Aires, Argentina April 25, 2025

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME

		For the years ended December 31,
	Notes	2024	2023	2022
		ARS 000	ARS 000	ARS 000

Revenues	5	738,169,736	682,837,408	687,576,975
Cost of sales	6.1	(446,527,758)	(457,666,072)	(361,599,896)
Gross income		291,641,978	225,171,336	325,977,079

Administrative and selling expenses	6.2	(76,842,415)	(69,147,996)	(50,637,116)
Other operating income	7.1	125,660,284	517,637,711	243,541,206
Other operating expenses	7.2	(41,174,929)	(32,945,002)	(4,083,382)
(Impairment) / reversal of impairment of property, plant and equipment and intangible assets	2.2.8	(102,081,470)	95,804,097	(95,098,378)
Operating income		197,203,448	736,520,146	419,699,409

Loss on net monetary position	2.1.2	(18,847,725)	(275,496,226)	(206,580,239)
Finance income	7.3	117,323,311	501,300,202	173,182,862
Finance expenses	7.4	(171,609,857)	(776,924,832)	(294,669,527)
Share of the profit of associates	3	16,129,657	13,317,944	756,348
Income from investments in entities measured at fair value		2,513,240	—	—
Gain from bargain purchase	2.2.20	—	158,195,167	82,557,007
Income before income tax		142,712,074	356,912,401	174,945,860

Income tax for the year	8	(81,457,995)	(39,062,716)	(45,571,893)
Net income for the year		61,254,079	317,849,685	129,373,967

Attributable to:
– Equity holders of the parent		49,598,138	322,385,647	129,119,775
– Non-controlling interests		11,655,941	(4,535,962)	254,192
		61,254,079	317,849,685	129,373,967

Basic and diluted earnings per share (ARS)	9	33.01	214.55	85.79

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the years ended December 31,
	Notes	2024	2023	2022
		ARS 000	ARS 000	ARS 000

Net income for the year		61,254,079	317,849,685	129,373,967

Other comprehensive income (loss) for the year

Other comprehensive income (loss) not to be reclassified to income in subsequent periods

Remeasurement of results from long-term employee benefits	14.3	1,615,981	(2,515,904)	(1,592,649)
Income tax related to remeasurement of results from long-term employee benefits	8	(565,593)	880,569	557,425
Total other comprehensive income (loss) not to be reclassified to income in subsequent periods		1,050,388	(1,635,335)	(1,035,224)
Total other comprehensive income (loss) for the year		1,050,388	(1,635,335)	(1,035,224)
Total comprehensive income for the year		62,304,467	316,214,350	128,338,743

Attributable to:
– Equity holders of the parent		50,488,062	320,750,312	128,084,551
– Non-controlling interests		11,816,405	(4,535,962)	254,192
		62,304,467	316,214,350	128,338,743

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		12-31-2024	12-31-2023
	Notes	ARS 000	ARS 000

Assets
Non-current assets
Property, plant and equipment	11	1,617,870,189	1,652,681,399
Intangible assets	12	30,716,177	34,746,516
Biological assets		186,800,888	194,337,002
Investment in associates	3	109,271,693	74,823,730
Inventories	10	4,278,852	13,025,693
Other non-financial assets	14.1	687,198	662,749
Trade and other receivables	13.1	136,740,273	336,657,010
Other financial assets	13.6	14,961,851	84,362,973
Deferred tax asset	8	6,422,404	27,576,527
		2,107,749,525	2,418,873,599
Current assets
Biological assets		35,150,412	14,718,006
Inventories	10	21,808,385	19,467,972
Other non-financial assets	14.1	35,620,633	26,612,046
Trade and other receivables	13.1	217,709,239	351,209,954
Other financial assets	13.6	240,175,386	195,634,662
Cash and cash equivalents	15	3,842,404	29,333,834
		554,306,459	636,976,474
Total assets		2,662,055,984	3,055,850,073

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		539,501,105	539,501,105
Legal reserve		105,971,780	89,852,498
Voluntary reserve		754,128,446	754,128,446
Other equity accounts		(40,877,853)	(49,059,933)
Voluntary reserve for future dividends distribution		388,902,616	159,665,813
Retained earnings		50,910,558	322,333,372
Equity attributable to holders of the parent		1,800,050,674	1,817,935,323
Non-controlling interests		63,056,307	47,365,955
Total equity		1,863,106,981	1,865,301,278

Non-current liabilities
Trade and other payables	13.2	674,904	—
Other non-financial liabilities	14.2	24,782,337	61,144,166
Loans and borrowings	13.3	230,012,557	623,618,208
Compensation and employee benefits liabilities	14.3	7,669,181	7,206,430
Provisions		2,247,075	4,211,560
Deferred income tax liabilities	8	158,839,537	172,391,404
		424,225,591	868,571,768
Current liabilities
Trade and other payables	13.2	95,857,998	108,453,851
Other non-financial liabilities	14.2	30,614,179	55,786,542
Loans and borrowings	13.3	150,777,810	106,291,772
Compensation and employee benefits liabilities	14.3	33,872,881	34,247,285
Income tax payable		60,660,300	13,660,754
Provisions	17	2,940,244	3,536,823
		374,723,412	321,977,027
Total liabilities		798,949,003	1,190,548,795
Total equity and liabilities		2,662,055,984	3,055,850,073

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	Voluntary reserve for future dividends distribution	Unappropriated retained earnings	Total	Non- controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2024	1,514,022	539,501,105	89,852,498	754,128,446	(49,059,933)	159,665,813	322,333,372	1,817,935,323	47,365,955	1,865,301,278

Net income for the year	—	—	—	—	—	—	49,598,138	49,598,138	11,655,941	61,254,079
Other comprehensive income for the year	—	—	—	—	—	—	889,924	889,924	160,464	1,050,388
Total comprehensive income for the year	—	—	—	—	—	—	50,488,062	50,488,062	11,816,405	62,304,467

Increase in legal reserve	—	—	16,119,282	—	—	—	(16,119,282)	—	—	—
Increase in voluntary reserve for future dividends distribution	—	—	—	—	—	306,214,090	(306,214,090)	—	—	—
Dividends distribution	—	—	—	—	—	(76,977,287)	422,496	(76,554,791)	—	(76,554,791)
Transaction between related parties (Note 18)	—	—	—	—	8,182,080	—	—	8,182,080	3,993,679	12,175,759
Dividends distributed by a subsidiary (2)	—	—	—	—	—	—	—	—	(119,732)	(119,732)
As of December 31, 2024 (1)	1,514,022	539,501,105	105,971,780	754,128,446	(40,877,853)	388,902,616	50,910,558	1,800,050,674	63,056,307	1,863,106,981

As of January 1, 2023	1,514,022	539,501,105	83,396,505	1,057,893,178	(39,395,958)	—	128,084,545	1,770,993,397	1,342,758	1,772,336,155

Net income (loss) for the year	—	—	—	—	—	—	322,385,647	322,385,647	(4,535,962)	317,849,685
Other comprehensive loss for the year	—	—	—	—	—	—	(1,635,335)	(1,635,335)	—	(1,635,335)
Total comprehensive income (loss) for the year	—	—	—	—	—	—	320,750,312	320,750,312	(4,535,962)	316,214,350

Increase in legal reserve	—	—	6,455,993	—	—	—	(6,455,993)	—	—	—
Increase in voluntary reserve for future dividends distribution	—	—	—	(303,764,732)	—	425,393,287	(121,628,555)	—	—	—
Dividends distribution	—	—	—	—	—	(265,727,474)	—	(265,727,474)	—	(265,727,474)
Business combination (5)	—	—	—	—	—	—	—	—	41,693,318	41,693,318
Dividends distributed by a subsidiary (4)	—	—	—	—	—	—	—	—	(10,579,665)	(10,579,665)
Transaction between related parties (Note 18)	—	—	—	—	(6,049,578)	—	—	(6,049,578)	19,445,506	13,395,928
Dividends collected by a subsidiary (3)	—	—	—	—	—	—	1,583,063	1,583,063	—	1,583,063
Acquisition of treasury shares (Notes 13.3.10)	—	—	—	—	(3,614,397)	—	—	(3,614,397)	—	(3,614,397)
As of December 31, 2023 (1)	1,514,022	539,501,105	89,852,498	754,128,446	(49,059,933)	159,665,813	322,333,372	1,817,935,323	47,365,955	1,865,301,278

As of January 1, 2022	1,514,022	539,501,105	83,396,505	1,097,171,241	(39,202,486)	—	(9,689,449)	1,672,690,938	2,247,136	1,674,938,074

Net income for the year	—	—	—	—	—	—	129,119,775	129,119,774	254,192	129,373,967
Other comprehensive (loss) income for the year	—	—	—	—	—	—	(1,035,224)	(1,035,224)	—	(1,035,224)
Total comprehensive income for the year	—	—	—	—	—	—	128,084,551	128,084,550	254,192	128,338,743

Decrease in voluntary reserve due to loss absorption	—	—	—	(9,689,443)	—	—	9,689,443	—	—	—
Dividends distribution	—	—	—	(29,588,620)	—	—	—	(29,588,620)	—	(29,588,620)
Dividends distributed by a subsidiary (6)	—	—	—	—	—	—	—	—	(1,158,570)	(1,158,570)
Acquisition of treasury shares (Notes 13.3.10)	—	—	—	—	(193,472)	—	—	(193,472)	—	(193,472)
As of December 31, 2022 (7)	1,514,022	539,501,105	83,396,505	1,057,893,178	(39,395,958)	—	128,084,545	1,770,993,397	1,342,758	1,772,336,155

(1)	11,403,875 common shares are held by the Company and subsidiaries.
(2)	Distribution of dividends approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 20, 2024.
(3)	Dividend collection by the subsidiary Proener S.A.U. in relation to the dividends distribution decided by the Company’s Shareholders Meeting of the Company.
(4)	Distribution of dividends approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 24, 2023.
(5)	Corresponds to the incorporation of the non-controlling interest resulting from the business combination with Central Costanera S.A. as described in Note 2.2.20.
(6)	Distribution of dividends approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 4, 2022.
(7)	8,977,630 common shares are held by subsidiaries

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2024	2023	2022
	ARS 000	ARS 000	ARS 000

Operating activities
Income for the year before income tax	142,712,074	356,912,401	174,945,857

Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant and equipment	111,093,758	139,526,628	105,046,156
Amortization of intangible assets	2,691,283	13,382,368	26,859,312
Impairment / (reversal) of impairment of property, plant and equipment and intangible assets	102,081,470	(95,804,097)	95,098,378
Loss from disposal (Income from sale) of property, plant and equipment	—	18,426,908	(134,915)
Recovery (Charge) discount of tax credits	96,520	1,662,693	(1,782,478)
Interest earned from customers	(31,962,398)	(72,709,065)	(45,109,576)
Finance income	(117,323,311)	(501,300,202)	(173,182,862)
Finance expenses	171,609,857	776,924,832	294,669,527
Insurance recovery collected	(9,585,957)	—	(9,090,808)
Share of the profit of associates	(16,129,657)	(13,317,944)	(756,348)
Income from investments in entities measured at fair value	(2,513,240)	—	—
Gain from bargain purchase	—	(158,195,167)	(82,557,007)
Material and spare parts impairments	1,340,317	1,559,551	3,473,280
Movements in provisions, and long-term employee benefit plan expense	11,960,623	8,039,872	2,331,887
Biological assets revaluation	(21,749,076)	(27,566,521)	—
Foreign exchange difference for trade receivables	(58,377,287)	(415,176,118)	(185,272,874)
Net effect CAMMESA agreement (Note 1.2.p)	12,343,048	—	—
Results on net monetary position	(41,866,679)	265,016,719	113,415,724
Trade and tax interests lost	805,242	3,903,217	—

Working capital adjustments:
Decrease in trade and other receivables	61,397,896	93,582,780	68,078,870
Decrease (Increase) in other non-financial assets, biological assets and inventories	839,452	(66,908,920)	22,994,167
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(88,954,894)	(41,658,639)	(24,985,103)

Interest received from customers	36,827,467	63,849,123	39,262,819
Trade and tax interests paid	(805,242)	(2,075,189)	—
Income tax paid	(14,860,694)	(74,788,897)	(54,542,746)
Insurance recovery collected	6,552,466	256,961	8,539,418
Net cash flows provided by operating activities	258,223,038	273,543,294	377,300,678

Investing activities
Purchase of property, plant and equipment and materials (1)	(142,503,151)	(21,416,922)	(22,722,317)
Dividends received	8,143,542	14,651,788	1,906,109
Sale of property, plant and equipment	1,116,720	—	319,474
Acquisition of financial assets, net (1)	(31,665,142)	(49,635,419)	(121,059,848)
Acquisition of subsidiaries and associates, net of cash acquired (1)	—	(78,433,746)	(70,233,127)
Acquisition of treasury shares	—	(3,614,397)	(193,472)
Net cash flows used in investing activities	(164,908,031)	(138,448,696)	(211,983,181)

Financing activities
Bank and investment accounts overdrafts received	21,744,624	3,788,695	14,285,744
Bank and investment accounts overdrafts paid	(3,811,943)	(14,272,505)	(2,848)
Loans and other financial debts received (1)	64,604,229	156,586,120	—
Loans and other financial debts paid (1)	(130,852,461)	(202,730,599)	(57,344,132)
Corporate bonds repurchase payment	—	(14,098,485)	—
Direct financing and loans refinancing costs	—	(3,727,125)	(1,934,488)
Interest and other financial costs paid (1)	(43,713,532)	(51,015,832)	(41,258,468)
Bank fees and charges	(1,132,282)	(483,019)	—
Dividends paid (1)	(16,651,622)	(47,722,409)	(24,327,245)
Contribution of non-controlling interests	7,669	—	—
Net cash flows used in financing activities	(109,805,318)	(173,675,159)	(110,581,437)

(Decrease) Increase in cash and cash equivalents	(16,490,311)	(38,580,561)	54,736,060
Exchange difference and other financial results	1,009,423	44,459,273	8,840,976
Monetary results effect on cash and cash equivalents	(10,010,542)	(39,229,900)	(4,613,518)
Cash and cash equivalents as of January 1	29,333,834	62,685,022	3,721,504
Cash and cash equivalents as of December 31	3,842,404	29,333,834	62,685,022

(1)	Detail of the transactions that did not involve cash flows in each fiscal year:

	2024	2023	2022

Acquisition of PP&E pending payment and through pre-financing	47,132,489	26,475,241	—
Incorporation of PP&E, financial assets, and financial debts through the acquisition of companies	—	428,493,773	82,462,697
Agreement with CAMMESA - Resolutions SE N° 58/2024 and 66/2024 (Note 1.2.p)	44,967,933	—	—
Acquisition of financial assets through the TRUST	20,844,367	34,078,625	—
Acquisition of investment in associate	21,041,895	—	—
Payment of dividends through securities	54,400,221	214,061,945	—
Cancellation of financial debts through the TRUST - Capital	4,930,248	4,233,242	17,023,644
Cancellation of financial debts through the TRUST - Interest	6,633,973	6,353,075	—
Disbursements received through pre-financing	13,564,633	—	—

CENTRAL PUERTO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CPSA”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation.

CPSA was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with the privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession of SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

Our shares are listed on the BCBA (“Buenos Aires Stock Exchange”), and, since February 2, 2018, they have been listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out our its electric energy generation activity the Group owns the following assets:

–	Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and have a current installed capacity of 1,747 MW.
–	Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 576 MW and a steam generating capacity of 125 tons per hour.

–	The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay River in Neuquén province. Piedra del Águila has four 360 MW generating units.

–	The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280.5 MW (open-cycle operation).

–	The thermal cogeneration plant Terminal 6 - San Lorenzo located in Puerto General San Martín, Santa Fe Province, with an installed power of 391 MW and 340 tn/h of steam production.

–	The thermal station Costanera located in the City of Buenos Aires consists of a thermal generation plant composed of four turbo-steam units with an installed power capacity of 661 MW and two combined cycle plants with an installed power capacity of 1,128 MW.

–	Generation plants using renewable energy sources with a total installed capacity of 473.8 MW of commercially available installed capacity from renewable energy sources, distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW; (v) wind farm Achiras 48 MW; (iv) wind farm Los Olivos 22.8 MW, (vii) wind farm Manque 57 MW and (viii) solar farm Guañizuil II A 100 MW.

–	Equity interests in the companies Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica Manuel Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

During 2022, within the framework of MEyM Resolution No. 281/2017, the Company was awarded the project “Parque Solar San Carlos” (solar power station) for a 10 MW power. This project will be built in San Carlos, Salta province. See Note 20.10.

CENTRAL PUERTO S.A.

The Group is also engaged in the natural gas distribution sector in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group. On July 19, 2018, the National Gas Regulation Entity (Enargas) registered the Company with the Registry of Traders and Trade Agreements of Enargas. Later on March 22, 2024, the controlled company Puerto Energía S.A.U. was also registered as a natural gas trader in said registry, and on September 20, 2024, its entry as a Commercial Participant in the Wholesale Electricity Market ("MEM") was authorized.

Also, through Proener S.A.U., a company fully controlled by CPSA, the Group is engaged in the forestry sector since Proener S.A.U. is the parent company of: a) Forestal Argentina S.A. and Loma Alta Forestal S.A.; such companies own forestry assets which consist of 72,000 hectares approximately in Entre Ríos and Corrientes provinces, in which 46,000 hectares approximately are planted with eucalyptus and pine tree, and b) Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A.; such companies own forest assets that are made of approximately 88,000 hectares in Corrientes province, of which approximately 28,900 hectares are planted with pine out of a total plantable area of approximately 36,900 hectares.

Lastly, the Group has begun to participate in the mining sector through an interest in the Diablillos silver and gold mining project located in northwestern Argentina and an interest in the Tres Cruces lithium mining project located in the province of Catamarca (See Notes 20.8 and 20.9).

1.1.	Overview of Argentine Electricity Market

Transactions among different participants in the electricity industry take place through the wholesale electricity market (“WEM”) which is a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand (“Term market”) and also, where prices are established on an hourly basis based on the economic production cost, represented by the short term marginal cost measured at the system’s load center (“Spot market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-government organization that was established to administer the WEM and functions as a clearing house for the different market participants operating in the WEM. Its main functions include the operation of the WEM and dispatch of generation and the price calculation in the Spot market, the real-time operation of the electricity system and the administration of the commercial transactions in the electricity market.

After the Argentine economic crisis in 2001 and 2002 and the end of the Convertibility Law, the costs of generators increased as a result of the Argentine peso devaluation. In addition, the price of fuel for their generation increased as well. The increasing generation costs combined with the freezing of rates for the final user decided at the time by the National Government led to a permanent deficit in CAMMESA accounts, which faced difficulties in paying the energy purchases to generators. Due to this structural deficit, the Secretariat of Energy issued a series of regulations to keep the electricity market working despite the deficit.

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

As a result of this regulation, a portion of the invoices issued by the Company’s plants were not paid in full beginning in 2004.

CENTRAL PUERTO S.A.

Between 2004 and 2007, the Argentine government issued a series of resolutions aimed at increasing thermal generation capacity while at the same time providing a mechanism for generators to collect their LVFVD receivables. These resolutions created funds called the “FONINVEMEM” which were administered by trusts (“the FONINVEMEM trust”) to made investments in two thermal generation plants within Argentina. All WEM creditor agents with LVFVD (including the Company) were invited to state formally their decision to participate in forming the FONINVEMEM. The Company, like most LVFVD generators, stated its decision to participate in the creation of the FONINVEMEM with the abovementioned receivables.

Within this framework, generators created the companies Termoeléctrica José de San Martín S.A. (“TSM”) and Termoeléctrica Manuel Belgrano S.A. (“TMB”), which were engaged in managing the purchase of equipment, and the building, operating and maintaining of each new power plant.

Under these Resolutions, the trusts Central Termoeléctrica Timbúes ("FCTT") and Central Termoeléctrica Manuel Belgrano ("FCTMB") were the owners of the Central Termoeléctrica San Martin and Central Termoeléctrica Belgrano plants during the first ten years of operations. The Trusts were aimed at administrating, each of them, 50% of the resources accrued under FONINVEMEM and other funds for the purpose of financing the power stations. Under these agreements, CAMMESA acted as a Trustor, Banco de Inversión y Comercio Exterior (“BICE”) as Trustee, the Secretariat of Energy as regulatory authority and TSM and TMB as Trust Beneficiaries and the Company, with the remaining shareholders of TSM and TMB, as guarantors of the obligations of the latter.

The trust agreements were to remain in force until the termination date of the supply agreement that the Trustee - in representation of the Trust - entered into with CAMMESA - as the purchasing party - that had to remain valid for 10 years from the date of the commercial authorization of the power stations. Upon the termination of that term, the trust assets were to be transferred to TSM and TMB provided that, prior to such transference, TSM and TMB and their shareholders had performed all the corporate acts necessary to allow private contributors and/or the Argentine Government to receive their corresponding shares in the capital of the power stations pursuant to the terms of the agreement. If this condition was not met, holders of interest certificates (Argentine Government) and the generators who are the current shareholders of TSM and TMB shall be deemed trust beneficiaries.

The FONINVEMEM agreements established that the receivables mentioned above were to be paid by CAMMESA in 120 equal, consecutive monthly installments commencing on the commercial operation date of the plants. Also, the agreements established that the LVFVD receivables were to be collected and converted to US dollar and would earn interest at LIBOR plus a spread of 1% and 2%.

Once Manuel Belgrano and San Martin plants were commissioned (on January 7, 2010 and February 2, 2010, respectively), CAMMESA began paying the LVFVD receivables. In May 2010, CAMMESA informed the Company of the payment plan, including the amount of accrued interest at the CAMMESA rate which was added to the principal to be repaid in monthly installments over a ten-year period. Upon receipt of the payment schedule, the Company recognized accrued interest (related to the CAMMESA rate). The Company also began recognizing LIBOR interest income based on the contractual rate provided in the Resolution and the conversion of the receivables into US dollar. Since achieving commercial operations in 2010, CAMMESA has made all scheduled contractual principal and interest payments in accordance with the installment plan.

On January 7, 2020, the supply agreement with TMB was terminated and on February 2, 2020, the supply agreement with TSM was terminated, therefore payments of the final installment of the 120 established in the agreement for each power stations ceased. As a result, the reimbursement for the LVFVD receivables was deemed complete.

Additionally, in 2010 the Company approved a new agreement with the former Secretariat of Energy (Central Vuelta Obligado, the “CVO agreement”). This agreement established, among other things, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution No. 406/03 accrued over the 2008 - 2011 period by the generators (“CVO receivables”) and to enable the construction of a thermal combined cycle plant named Central Vuelta de Obligado. The CVO agreement established that the CVO receivables were to be paid by CAMMESA in 120 equal and consecutive monthly installments. For the determination of the novation of CVO credits, the following mechanism was applied: the cumulative LVFVD (sale settlements with due date to be defined) were converted to USD at the exchange rate established in the agreement (ARS 3.97 per USD for the cumulative LVFVD until the execution date of the CVO Agreement and the closing exchange rate corresponding to each month for the LVFVD subsequently accumulated), and the LIBOR rate was applied plus a 5% margin.

CENTRAL PUERTO S.A.

Effective March 20, 2018, CAMMESA granted the commercial operations for a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”). The financial impact of the Commercial Approval is described in Note 13.1.

Under the agreement mentioned above, generators created the company Central Vuelta de Obligado S.A., which was responsible for managing the purchase of equipment and construction and operation and maintenance of the Central Vuelta de Obligado thermal power plant.

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

On January 9, 2020, the Company, together with the other generation shareholders of TSM and TMB, rejected such act understanding that the equity interest the Government claimed does not correspond with the contributions made for the construction of the power stations and that gave it the right to claim such equity interest.

On March 4, 2020, the Company was notified on two notes sent by the Minister of Productive Development whereby he answered the one sent by the Company on January 9, 2020 - mentioned above -, ratifying the terms of the note notified to the Company on January 3, 2020. In March 2020, the Company raised a reconsideration motion, with hierarchical supplementary appeal, against the Argentine Government’s order for the acts mentioned above.

On May 4 and 8, 2020, the Company attended the Special Shareholder’s Meetings of TMB and TSM, respectively, in which the admission of the Argentine Government as shareholder of TSM and TMB was allowed, in accordance with the shareholding interest claimed by the Argentine Government. This was done with the sole purpose of complying with the suspensive condition established in the respective Trust Agreements, which stated that for the trusted equity -comprised, among others, by the power plants- to be transferred to the companies TSM and TMB within a 90-day period counted from the end of the supply agreements, such companies and their shareholders (among which the Company is included) should allow the entry of the Argentine Government in TSM and TMB, receiving the same amount of shares representing the contributions made by the Argentine Government for the construction of the plants and giving it the right to claim such interest.

In both cases, when the mentioned Shareholders’ Meetings were held, through which the Argentine Government was allowed to become shareholder of TMB and TSM due to its interest claim, the Company made the corresponding reservation of rights in order to continue the abovementioned claims already commenced.

On November 19, 2020, BICE (in its capacity as trustee of both trust agreements) had the condition precedent established in the Trust Agreements fulfilled since the necessary corporate acts for the Argentine Government to be allowed as shareholder of TSM and TMB were performed. Finally, on March 11, 2021, the Argentine Government subscribed its shares in TSM and TMB. In this way, the Group´s equity interest in TSM and TMB changed from 30.8752% to 9.6269% and from 30.9464% to 10.8312%, respectively. As of the date of these financial statements, the transference of power stations has not been made to TSM and TMB.

CENTRAL PUERTO S.A.

On the other hand, the Company, together with the other shareholders of TSM and TMB (as guarantor within the framework and the limits stated by the Final Agreement for the Re-adaptation of WEM, Note SE no. 1368/05 and trust agreements), BICE, TSM, TMB and SE signed: a) on January 7, 2020 an amendment addendum of the Operation and Maintenance (“OMA”) of Thermal Plant Manuel Belgrano and b) on January 9, 2020 an amendment addenda of the Operation and Maintenance Agreement (“OMA”) of Thermal Plant San Martín, which extended the operating period until the effective transference of the trust’s liquidation equity.

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

On March 26, 2013, the former Secretariat of Energy released Resolution No. 95/2013 (“Resolution 95”), which affected the remuneration of generators whose sales prices had been frozen since 2003. This new regulation, which modified the regulatory framework for the electricity industry, was applicable to generators with certain exceptions. It defined a new compensation system based on compensating for fixed costs, non-fuel variable costs and an additional remuneration. Resolution 95 converted the Argentine electric market towards an “average cost” compensation scheme. Resolution 95 applied to all the Company’s plants, excluding La Plata plant, which sold energy in excess of YPF’s demand on the Spot market pursuant to the framework in place prior to Resolution 95.

In addition, Resolution 95 established that those Sales Settlements with Maturity Dates to be Defined (“LVFVD”) issued by CAMMESA through the application of Resolution 406 that were not committed to the execution of investment and/or maintenance works of existing equipment, should be allocated to the integration of trust estate in the aforementioned trust.

Thermal units had to achieve an availability target which varied by technology in order to receive full fixed cost revenues. The availability of all the Company’s plants exceeds the market average. As a result of Resolution 95, revenues to Company’s thermal units increased, but the impact on the hydroelectric plant Piedra del Águila was dependent on hydrology. The new Resolution also established that all fuels, except coal, would be provided by CAMMESA.

This resolution also established that part of the additional remuneration would not be collected in cash rather it would be implemented through LVFDV and would be directed to a “New Infrastructure Projects in the Energy Sector” which needed to be approved by the former Secretariat of the Energy.

Finally, Resolution 95 temporarily suspended the inclusion of new contracts in the Term market as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the effective date of Resolution 95 were continue being managed by CAMMESA upon their termination. As from such termination, large users would acquire their supplies directly from CAMMESA. Also, Resolution 95 temporarily suspended the acquisition of fuel by the generation agents. All fuel purchases for the generation of electric power were centralized through CAMMESA.

On May 23, 2014, Resolution SE No. 529/2014 was published in the Argentine Official Gazette (“Resolution 529”) and was to be applied starting from February 2014 transactions. Resolution 529 modified Resolution 95 by increasing the amounts that remunerate fixed costs, variable costs and additional remuneration of the Comprised Generators in MEM (Wholesale Electricity Market) of the conventional thermal type or national hydro type. Resolution 529 included a new “Remuneration of Non-Recurrent Maintenance” scheme for the Comprised Generators. This new remuneration was determined monthly and its calculation was made based on the total generated energy. Regarding this aspect, CAMMESA was instructed to issue LVFVD for the financing of major maintenances subject to the approval of the former SE.

CENTRAL PUERTO S.A.

On July 17, 2015, the Secretariat of Electric Energy set forth Resolution No. 482/2015 (“Resolution 482”) which retroactively updated the prices of Resolution 529 to February 1, 2015, and created a new trust called “Recursos para las inversiones del FONINVEMEM 2015-2018” in order to invest in new generation plants. The Company’s plants would receive compensation under this program.

Finally, on March 30, 2016, through Resolution No. 22/2016 (“Resolution 22”), the values set by Resolution 482 were updated to become effective starting from the transactions of February 2016.

c)	Resolution No. 19/2017

On February 2, 2017, the Secretariat of Electric Energy (“SEE”) issued Resolution SEE No. 19/17 (Resolution 19), which replaced Resolution 95, as amended. This resolution changed electric energy generators remuneration methodology for transactions operated since February 1, 2017, which were previously covered by Resolution 95 as amended (see section b in this note).

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

Pursuant to this resolution, the Secretariat of Electric Energy established that electricity generators, co- generators and self-generators acting as agents in the WEM and which operate conventional thermal power plants, may make guaranteed availability offers (ofertas de disponibilidad garantizada) in the WEM. Pursuant to these offers, these generation companies may commit specific capacity and power output of the generation, provided that such capacity and energy have not been committed under other power purchase agreements. The offers must be accepted by CAMMESA (acting on behalf of the electricity demanding agents of the WEM), who will be the purchaser of the power under the guaranteed availability agreements (compromisos de disponibilidad garantizada). The term of the guaranteed availability agreements is 3 years, and their general terms and conditions are established in Resolution 19.

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

This new regulation, contrary to Resolution 1, establishes all prices for the remuneration of energy and power in Argentine pesos, and it sets forth that the prices would be adjusted on a monthly basis with a formula based on the evolution of Consumer Price Index (IPC) and the Domestic Wholesale Price Index (IPIM). New power prices were generally reduced in relation to the current prices as of January 2020, and the energy prices remained equivalent, expressed in Argentine pesos instead of US dollars. Finally, this regulation introduced a new remuneration component which applied to the energy generated during the first 50 hours of maximum thermal requirement of the month (MTR, which is determined by the sum of the hours of all the thermal generation of the system), it determines different remuneration prices based on the season of the year and the energy delivered during the first and second 25 hours of MTR.

On April 8, 2020, the Company learned that the Secretariat of Energy instructed CAMMESA to postpone until further notice the application of the price update mechanism described in the second paragraph of this note. Accordingly, CAMMESA did not apply the price update mechanism to the energy and power sold since March 2020.

CENTRAL PUERTO S.A.

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

Resolution 238 increased by 30% the remuneration values starting February 2022, and it provided an additional 10% above the new values starting in June 2022.

j)	Secretariat of Energy Resolution No. 826/2022

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

k)	Secretariat of Energy Resolution No. 59/2023

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

l)	Secretariat of Energy Resolution No. 574/2023, 2/2024, 33/2024 and 78/2024. PEN Decree No. 718/2024

On July 11, 2023, Resolution No. 574/2023 was published, which extended for 60 days (with the possibility of being extended for 60 days more) the termination date for the Concession Agreement of the Hydroelectric Power Station Piedra del Águila, among other Argentine Hydroelectric Power Stations, whose concession term was set to end during 2023.

On January 17, 2024, through Resolution No. 2/2024, published in the Official Gazette, the transition period of the concession agreement was extended for 60 days starting February 28, 2024. Then, through Resolution No. 33/2024, published in the Official Gazette on March 18, 2024, the termination term of the concession agreement was extended again for 60 days starting April 28, 2024, so that term expires on June 27, 2024.

On May 17, 2024, through Resolution No. 78/2024, the transition period of the concession contract was extended until the end of the term established in the contract, that is, December 28, 2024.

On August 12, 2024, PEN Decree No. 718/2024 was published in the Official Gazette, which extended for one year the term to continue operating the Piedra del Águila Hydroelectric Complex by CPSA in its capacity as concessionaire, with a maximum date of December 28, 2025. The mentioned Decree also establishes that, within one hundred and eighty days of its publication, the Secretariat of Energy will call for a National and International Public Tender in order to proceed with the sale of the stock package of the companies created for each of the hydroelectric power stations of Comahue.

m)	Secretariat of Energy Resolution No. 750/2023

On September 6, 2023, Secretariat of Energy Resolution No. 750/2023 (“Resolution 750”) was published in the Official Gazette. Resolution 750 updated the amounts of remuneration for power and energy for the generation which is not committed in contracts. Thus, Annexes I to IV of Resolution 826 were replaced and a 23% increase as from September 1, 2023 was established.

n)	Secretariat of Energy Resolution No. 869/2023

On October 30, 2023, Secretariat of Energy Resolution No. 869/2023 (“Resolution 869”) was published in the Official Gazette. Resolution 869 updated the amounts of remuneration for power and energy of the generation which is not committed in contracts. Thus, Annexes I to IV of Resolution 750 were replaced and a 28% increase as from November 1, 2023 was established.

CENTRAL PUERTO S.A.

ñ)	Secretariat of Energy Resolution No. 9/2024, 99/2024, 193/2024, 233/2024, 285/2024, 387/2024 and 603/2024, Secretariat for the Coordination of Energy and Mining Resolution No. 20/2024

On February 8, 2024, Resolution No. 9/2024 (“Resolution 9”) of the Secretariat of Energy was published in the Official Gazette. This Resolution updated the power and energy remuneration values of the generation not committed under contracts. In addition, Exhibits I to IV of Resolution No. 869 were replaced and a 74% increase effective as from February 1, 2024 was established.

On June 14, 2024, Resolution No. 99/2024 issued by the Secretariat of Energy was published in the Official Gazette, through which the power and energy remuneration values of the generation not committed under contracts were updated. This resolution replaces Exhibits I to V of Resolution No. 9/2024 and establishes a 25% increase effective as from June 1, 2024.

On August 2, 2024, Resolution No. 193/2024 issued by the Secretariat of Energy was published in the Official Gazette, through which the power and energy remuneration values of the generation not committed under contracts were updated. This resolution replaces Exhibits I to V of Resolution No. 99/2024 and establishes a 3% increase effective as from August 1, 2024.

On August 30, 2024, Resolution No. 233/2024 issued by the Secretariat of Energy was published in the Official Gazette, through which the power and energy remuneration values of the generation not committed under contracts were updated. This resolution replaces Exhibits I to V of Resolution No. 193/2024 and establishes a 5% increase effective as from September 1, 2024.

On September 30, 2024, Resolution No. 285/2024 issued by the Secretariat of Energy was published in the Official Gazette, through which the power and energy remuneration values of the generation not committed under contracts were updated. This resolution replaces Exhibits I to V of Resolution No. 233/2024 and establishes a 2,7% increase effective as from October 1, 2024.

On November 1, 2024, Resolution No. 20/2024 issued by the Secretariat for Coordination of Energy and Mining was published in the Official Gazette, through which the power and energy remuneration values of the generation not committed under contracts were updated. This resolution replaces Exhibits I to V of Resolution No. 285/2024 and establishes a 6% increase effective as from November 1, 2024.

On December 2, 2024, Resolution No. 387/2024 issued by the Secretariat of Energy was published in the Official Gazette, through which the power and energy remuneration values of the generation not committed under contracts were updated. This resolution replaces Exhibits I to V of Resolution No. 20/2024 and establishes a 5% increase effective as from December 1, 2024.

On December 27, 2024, Resolution No. 603/2024 issued by the Secretariat of Energy was published in the Official Gazette, through which the power and energy remuneration values of the generation not committed under contracts were updated. This resolution replaces Exhibits I to V of Resolution No. 387/2024 and establishes a 4% increase effective as from January 1, 2025.

o)	Secretariat of Energy Resolution No 294/2024

On October 2, 2024, Resolution No. 294/2024 ("Resolution 294") issued by the Secretariat of Energy was published in the Official Gazette, which establishes a "Contingency and Forecast Plan for critical months of the 2024/2026 period", defining measures that cover the supply of generation, transportation and distribution of energy.

For generation, an additional, complementary and exceptional remuneration is proposed subject to a commitment of availability in machines that are not committed under contracts with the MEM or that have not adhered to S.E. Resolution No. 59/2023.

Adhering to this regulation, generators assume a commitment to power availability for each unit, at certain times of the day, characterized as critical, during the working days of the summer months (December to March) and winter (June to August). Remuneration prices are defined in dollars, both for compliance with power availability (US$2,000/MW-month) and for the energy generated in the hours included in the evaluation periods indicated above, as shown below:

CENTRAL PUERTO S.A.

Technology	Natural Gas USD/MWh	Fuel Oil USD/MWh	Gas Oil USD/MWh	Biofuels USD/MWh	Coal USD/MWh

GT	6,4	-	8,6	8,7	-
ST	3,4	6,0	-	8,7	10,4
Engines	8,1	15,4	10,5	8,7	-

To determine the remuneration of each unit, the prices of power and energy will be affected by a criticality factor, which may vary between 0.75 and 1.25, depending on the nodes in which the units are linked to the transmission system.

The Group adhered to Resolution 294 with the steam turbine (ST) units located in Buenos Aires and Luján de Cuyo and the gas turbine (GT) units located in Luján de Cuyo and the Brigadier López thermal power plant.

p)	Secretariat of Energy Resolution No 58/2024 and 66/2024

On May 8, 2024, Secretariat of Energy Resolution No. 58/2024 as amended by Resolution No. 66/2024 was published in the Official Gazette (the “Resolution”) whereby an exceptional, temporary, and unique payment regime was established for MEM transactions for December 2023, and January and February 2024. Such Resolution (i) orders CAMMESA to prepare and determine the amounts of the credit for the economic transactions with each of MEM Creditor Agents in a term of 5 (five) working days from the effective date of the Resolution; (ii) establishes that the lack of agreement regarding such amounts authorizes the Creditor Agents to resort to the corresponding judicial, administrative and/or out-of-court means; (iii) stipulates that once the amounts are determined and the corresponding agreements are signed, CAMMESA shall pay the transactions as follows: a) the settlement for the transactions for December 2023 and January 2024 shall be paid 10 (ten) working days from the date of individual agreements through the delivery of bond AE38 USD; the calculation of nominal amounts to be delivered per each bond shall be at the reference exchange rate (Communication “A” 3500) at the quote in force at closing on the date of the formal acceptance by Creditor Agents; b) settlement for February 2024 shall be paid with available funds in bank accounts authorized in CAMMESA for collection and with the available funds from the transfers made by the Argentine State to the Unified Fund allocated to the Stabilization Fund. The Group´s MEM economic transactions for December 2023 and January and February 2024 amount to 30,681,066, 30,930,604 and 40,511,360 (VAT included), respectively, measured at nominal values of each dates.

On May 23, 2024, the Group entered into agreements with CAMMESA under the provisions of the Resolution. As a result of these agreements, the Group recognized a loss of 24,783,504, which is reported under the line "Agreement with Cammesa - SE Resolutions No. 58/2024 and 66/2024" within the "Other operating expenses" section of the consolidated statement of income. During May and June 2024, the exchange of the AE38 USD bond for the MEM economic transactions of December 2023 and January 2024 was completed, and the MEM economic transaction for February 2024 was fully collected.

q)	Secretariat of Energy Resolution No 21/2025

On January 28, 2025, Secretariat of Energy Resolution No. 21/2025 was published in the Official Gazette, establishing that new conventional electric power generation projects, commercially enabled as of January 1, 2025, may enter into supply contracts in the Term Market with Large Users and Distributors. Additionally, Resolution No. 354/2020 issued by the Secretariat of Energy was repealed, modifying some considerations of the GasAr Plan and the priorities for natural gas consumption in the Electric Market. It was also established that as of March 1, 2025, generators selling their energy in the spot market may purchase their fuel, and it will be recognized by CAMMESA according to the variable production cost declared and recognized by the generator. The cost of unsupplied energy in the MEM was also set, with a maximum value of 1500 USD/MWh when it exceeds 10% of the system's demand. Finally, the Energía Plus scheme was repealed, with existing contracts remaining in force until their termination.

CENTRAL PUERTO S.A.

r)	Secretariat of Energy Resolution No 67/2025

On February 17, 2025, Secretariat of Energy Resolution No. 67/2025 was published in the Official Gazette, authorizing the National and International Open Call "Almacenamiento AlmaGBA" to enter into storage generation contracts with MEM distributor agents Edenor and Edesur, with CAMMESA as the last resort payment guarantor, in accordance with the terms and conditions approved by this resolution.

This new energy storage system will cover short-term capacity requirements and provide fast-response reserve services, as evidenced by Battery Energy Storage Systems.

2.	Basis of preparation of the consolidated financial statements

2.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The attached financial statements have been prepared in order to be included in a Securities and Exchange Commission (“SEC”) filing and have been approved by the Company’s Board of Directors on April, 25, 2025.

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

The consolidated financial statements as of December 31, 2024 and 2023 and for each of the years ended December 31, 2024, 2023 and 2022, include the financial statements of the Group formed by the parent company and its subsidiaries: Central Vuelta de Obligado S.A., Proener S.A.U., and its controlled companies, Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U. and CP Renovables S.A. and its subsidiaries.

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

The financial statements as at December 31, 2024, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods) were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

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

Due to different macroeconomic factors, the triennial inflation in 2024 was higher than such figure, as the goals of the Argentine government, and other available projections, indicate that this trend will not revert in the short term.

So as to evaluate the mentioned quantitative condition and to restate the financial statements, the Argentine Securities Commission established that the series of indexes to be used in the IAS 29 application is the one established by the Argentine Federation of Professional Councils in Economic Sciences.

Considering the before mentioned index, the inflation was 117.76%, 211.41% and 94.79% for the years ended December 31, 2024, 2023 and 2022, respectively.

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

As at December 31, 2024 and 2023, the Company counted with the following items measured with the current value method: biological assets and the share kept in foreign currency of the items Trade and other receivables, Cash and cash equivalents, Other financial assets, Loans and borrowings and Trade and other payables.

CENTRAL PUERTO S.A.

(iv)	Non-monetary items at historical cost or at fair value of a date previous to the end of the reported period are restated at rates reflecting the variation occurred at the general level of prices from the acquisition or revaluation date until the end of the reported period; then the amounts restated for those assets are compared with the corresponding recoverable values. Charges to the income (loss) for the period due to property, plant and equipment depreciation and intangible assets amortization, as well as other non- monetary assets consumption are determined in accordance with the new restated amounts.

As at December 31, 2024 and 2023, the items subject to this restatement process were the following:

–	Non-monetary items measured at fair value of a date previous to the end of the reported period: certain machines, equipment, turbogroups and auxiliary equipment of the Property, Plant and Equipment item, which were measured at their fair value as at January 1, 2011 (transition date to IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB)) and Property, Plant and Equipment items acquired in business combinations which were measured at fair value at acquisition date.
–	Non-monetary items at historical cost: the remaining items of Property, Plant and Equipment, Intangible assets, Investment in associates, Inventories and Deferred income tax liabilities and assets.

(v)	When borrowing costs in non-monetary assets are capitalized in accordance with IAS 23, the share of those cost compensating the creditor for the effects of inflation is not capitalized.

The Company proceeded to the capitalization of borrowing costs as stated in Note 2.2.6.

(vi)	The restatement of the non-monetary assets in the terms of a current measurement unit at the end of the reported period without an equivalent adjustment for tax purposes leads to a temporary taxable difference and to the recognition of a deferred-tax liability whose balancing entry is recognized in the income (loss) for the period. In Note 8 the effects of this process are detailed.

Restatement of the statement of income (loss) and other comprehensive income

(i)	The expenses and income are restated as from the date of accountable entry, including interest and currency exchange differences, except for those items not reflecting or including in their determination the consumption of assets measured in currency of purchasing power previous to the consumption entry, which are restated taking into account the origin date of the asset related to the item (for example, depreciation, devaluation and other consumptions of assets valued at historical cost); and except for income (loss) emerging from comparing two measurements expressed in currency of purchasing power of different dates. For such purpose, it is necessary to identify the compared amounts, separately restate them and compare them again, but with amounts already restated.

(ii)	The income (loss) for exposure to change in purchasing power of currency (income (loss) on net monetary position), originated by the keeping of monetary assets and liabilities, is shown in a separate item of the income (loss) for the period.

(iii)	Gains and losses on non-monetary items measured at fair value are typically calculated as the difference between the restated opening balance, or if acquired during the year, the restated acquisition date value, and the fair value on the reporting date.

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

IFRS 15 presents a five-step detailed model to explain revenue from contracts with customers. Its fundamental principal lies on the fact that an entity has to recognize revenue to represent the transference of goods or services promised to the customers, in an amount reflecting the consideration the entity expects to receive in exchange for those goods or services at the moment of executing the performance obligation. An asset is transferred when (or while) the client gets control over such asset, defined as the ability to direct the use and substantially obtain all the remaining benefits of the asset. IFRS 15 requires the analysis of the following:

–	If the contract (or the combination of contracts) contains more than one promised good or service, when and how such goods or services should be granted.

–	If the price of the transaction distributed to each performance obligation should be recognized as revenue throughout time or at a specific moment. According to IFRS 15, an entity recognizes revenue when the performance obligation is satisfied, i.e. every time control over those goods and services is transferred to the customer. The model does not include separate guidelines for the “sale of goods” and the “rendering of services”; instead, it requires that entities should evaluate whether revenue should be recognized throughout time or at a specific moment, regardless of the fact that it includes “the sale of goods” or “the rendering of services”.

CENTRAL PUERTO S.A.

–	When the price includes an estimation element of variable payments, how that will affect the amount and the time to recognize such revenue. The concept of variable payment estimation is broad. A transaction price is considered as variable due to discounts, reimbursement, credits, price concessions, incentives, performance bonus, penalties and contingency agreements. The model introduces a big condition for a variable consideration to be considered as revenue: only as long as it is very unlikely for a significant change to occur in the cumulative revenue amount, when the uncertainties inherent to the variable payment estimation are solved.

–	When the incurred cost to close an agreement and the costs to comply with it can be recognized as an asset.

The most relevant revenue source of the Group is the commercialization of energy produced in the spot market and under the energy supply agreements, CAMMESA being its main customer.

The Company recognizes its sales revenue in accordance with the availability of its machines’ effective power, the energy and steam supplied; and as balancing entry, a sales receivable is recognized, which represents the Company’s unconditional right to consideration owed by the customer. Billing for the service is monthly made by CAMMESA in accordance with the guidelines established by SEE; and compensation is usually received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it. Payments by CAMMESA related to the sale of energy and power under the spot market during each month are usually paid before 90 days after the end of such month. When payments are made after such deadline interests are collected from CAMMESA.

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

CENTRAL PUERTO S.A.

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

Current income tax

Current income tax assets and liabilities for the year are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute those amounts are those that are enacted or substantively enacted, at the end of the reporting period. The statutory tax rate for the Group for the fiscal year 2024 is described in Note 22.

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

Later on, on July 27, 2021, the Argentine Tax Authorities issued a resolution through which it implemented an infringement investigation in relation to the income tax for the irregular fiscal periods ended September 2014 and December 31, 2014, for the alleged omission included in Section 45, Law No. 11683. On September 8, 2021, CPSA submitted the corresponding deposition and the corresponding evidence. Based on the Tax Determination issued by ARCA on April 28, 2022, CPSA appealed before the Argentine Fiscal Court (TFN) on May 23, 2022. By virtue of this appeal, the TFN ordered the admission of evidence through a resolution dated March 29, 2023; and to that effect, on October 26, 2023, the accounting expert’s report was furnished as evidence.

b)	Action for recovery - Income tax refund for fiscal period 2010

In December 2014, the Company, as merging company and continuing company of HPDA, raised a recourse action before fiscal authorities regarding the income tax for the fiscal period 2010. This recourse action seeks to recover the income tax entered by HPDA in accordance with the lack of application of the inflation-adjustment mechanism established by the Law on Income Tax. In December 2015, since the term stated by Law no. 11,683 elapsed, the Company brought a contentious-administrative claim before the National Court to assert its right to recover the income tax.

CENTRAL PUERTO S.A.

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

In December 2017, the Company, as merging company and continuing company of HPDA, filed a petition with the Argentine Tax Authorities for the recovery of 52,783 at historical values paid in excess by HPDA for payment of Income Tax for 2011 fiscal period. The purpose of such action is to recover the income tax paid by HPDA due to the failure to apply the adjustment for inflation mechanism aforementioned. On April 1, 2019 such claim was rejected by national fiscal authorities. Therefore, the Company filed an administrative and legal action on April 25, 2019. On September 13, 2022, the Company obtained a favorable first-instance judgment. This judgment was appealed by ARCA and subsequently confirmed by the Court of Appeals on May 14, 2024. In response to this judgment, ARCA filed a Federal Extraordinary Appeal on June 4, 2024.

In December 2018, the Company brought two administrative complaints of recovery before the Argentine Tax Authorities: the first one was filed by the Company, as merging company and continuing company of HPDA, regarding the income tax for the fiscal period 2012 that amounted to 62,331 at historical values, which was entered in excess by HPDA. The second complaint was filed by the Company regarding the income tax for the same fiscal period that amounted to 33,265 at historical values, which was entered in excess by the Company. These recourse actions seek to recover the income tax entered by HPDA and the Company in accordance with the lack of application of the inflation-adjustment mechanism aforementioned. On September 12, 2019, the Company filed both recourse actions before the Federal Contentious- Administrative Court against the Argentine Tax Authorities in accordance with Section 82, paragraph “c” of Law no. 11,683 (restated text 1998 as amended), as the term established in the second paragraph of Section 81 of such law had elapsed. Regarding the first of the claims, after the Company obtained a favorable first instance ruling, and upon the appeal of said ruling by ARCA, on November 14, 2024, the Court of Appeals confirmed the first instance ruling.

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

The corresponding asset is included in the item “Other non-financial assets” of Non-Current Assets under “Income Tax Credits” and it amounts to 601,213 and 341,632 as of December 31, 2024 and 2023, respectively.

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

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group derecognizes the replaced part and recognizes the new part with its own associated useful life and depreciation. Likewise, when a major maintenance is performed, its cost is recognized as a replacement according to the conditions stated in the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). All other regular repair and maintenance costs are recognized in the consolidated statement of income as incurred.

CENTRAL PUERTO S.A.

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

During the years ended December 31, 2024 and 2023 the Group has not capitalized interests.

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

CENTRAL PUERTO S.A.

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

The Group assess if environmental risks, including physical and transition risks, could have a significant impact. In such a case, these risks are included in the cash flows when calculating the value-in-use. See Note 23 for more information regarding the impact of environmental risks.

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

The Group has identified a triggering of potential impairment of its property, plant and equipment and/or intangible assets with finite useful lives due to the uncertainty over the evolution of rates in relation to the evolution of the increase of costs.

CENTRAL PUERTO S.A.

In order to measure the recoverability of its conventional and renewable Electric Power Generation property, plant and equipment and its intangible assets with finite useful lives and with indicators of impairment, the Group has used the value in use of such assets, except for the generating group classified as “Gas turbines” and the land on which the Puerto Nuevo and Nuevo Puerto thermoelectric plants are located, for which the Group has used the fair value less cost of sale. As a result of the recoverability analysis, the Group has concluded that the net book value of the assets is recoverable, except for the assets comprising the cash generating unit corresponding to the Brigadier Lopez thermoelectric station, the Terminal 6 San Lorenzo cogeneration unit, the Luján de Cuyo combined cycle power plant, the Buenos Aires combined cycle power plant located in the Costanera plant and the Manque and La Genoveva wind farms, and the generator group classified under the "Turbines" category". During 2023, the Group recorded a 36,220,872 million and 4,811,296 million impairment loss on PP&E and intangible assets, respectively, related to the Brigadier Lopez thermoelectric plant. Also, the Company recorded a gain on the reversal of PP&E impairment of 136,621,999 million related to the Luján de Cuyo combined cycle, the Terminal 6 San Lorenzo cogeneration unit, the Manque and La Genoveva wind farms, a gas turbine and land, and a gain of 214,266 million on the reversal of intangible assets impairment related to the Manque and La Genoveva wind farms.

CGUs Thermoelectric Station Brigadier López, Luján de Cuyo Combined Cycle Power Plant, Terminal 6 San Lorenzo cogeneration unit, Buenos Aires Combined Cycle Power Plant and Manque and La Genoveva Wind Farms

The Group estimated that the book value of the assets related to the Terminal 6 San Lorenzo cogeneration unit exceeded its recoverable value by 36,562,127 for which reason an impairment charge was determined in property, plant and equipment under the headings "Electric power facilities and other equipment", "Land and buildings" and "Others", which was charged to the heading "(Impairment) / reversal of impairment of property, plant and equipment and intangible assets " in the consolidated statement of income for the year ended December 31, 2024. After recognizing such impairment, the net book value of property, plant and equipment of the Terminal 6 San Lorenzo cogeneration unit is 419,662,013.

The Group estimated that the book value of the assets related to the Thermoelectrical Station Brigadier Lopez exceeded its recoverable value by 16,995,375 for which reason an impairment charge was determined in property, plant and equipment for 15,805,843 under the headings "Electric power facilities and other equipment", "Land and buildings", "Construction in progress" and "Others" and in intangible assets for 1,189,532, which was charged to the heading "Impairment / (Reversal) of property, plant and equipment and intangible assets" in the consolidated statement of income for the year ended December 31, 2024. After recognizing such impairment, the net book value of property, plant and equipment and intangible assets of the Brigadier Lopez thermoelectrical station is 164,247,758 and 12,361,125, respectively.

The Group estimated that the book value of the assets related to the combined cycle plant located in Luján de Cuyo exceeded its recoverable value by 1,268,133 for which reason an impairment charge was determined in property, plant and equipment under the headings "Electric power facilities and other equipment", "Land and buildings" and "Others", which was charged to the heading "(Impairment) / reversal of impairment of property, plant and equipment and intangible assets " in the consolidated statement of income for the year ended December 31, 2024. After recognizing such impairment, the net book value of property, plant and equipment of the combined cycle plant located in Luján de Cuyo is 49,978,768.

The Group estimated that the book value of the assets related to the Buenos Aires combined cycle plant located at the Costanera plant exceeded its recoverable value by 4,765,070 for which reason an impairment charge was determined in property, plant and equipment under the headings "Electric power facilities and other equipment", "Land and buildings" and "Others", which was charged to the heading "(Impairment) / reversal of impairment of property, plant and equipment and intangible assets " in the consolidated statement of income for the year ended December 31, 2024. After recognizing such impairment, the net book value of property, plant and equipment of the Buenos Aires combined cycle plant located at the Costanera plant is 6,293,378.

The Group estimated that the book value of the assets related to the Manque wind farm exceeded its recoverable value by 4,493,586 for which reason an impairment charge was determined in property, plant and equipment for 4,491,660 under the headings "Electric power facilities and other equipment", "Land and buildings", "Wind turbines" and "Others" and in intangible assets for 1,926, which was charged to the heading "(Impairment) / reversal of impairment of property, plant and equipment and intangible assets" in the consolidated statement of income for the year ended December 31, 2024. After recognizing such impairment, the net book value of property, plant and equipment and intangible assets of the Manque wind farm is 74,222,919 and 31,828, respectively.

CENTRAL PUERTO S.A.

The Group estimated that the book value of the assets related to the La Genoveva wind farm exceeded its recoverable value by 25,427,369 for which reason an impairment charge was determined in property, plant and equipment for 25,279,772 under the headings "Electric power facilities and other equipment", "Land and buildings", "Wind turbines" and "Others" and in intangible assets for 147,597, which was charged to the heading "(Impairment) / reversal of impairment of property, plant and equipment and intangible assets" in the consolidated statement of income for the year ended December 31, 2024. After recognizing such impairment, the net book value of property, plant and equipment and intangible assets of the La Genoveva wind farm is 103,483,302 and 604,194, respectively.

Key assumptions to estimate the value in use are the following:

–	Sales price: the sale price has been determined for the budgeted period on the basis of the energy sales prices arising from the current resolutions issued by the Ministry of Energy adjusted for projections of price increases and on the basis of the power purchase agreements entered into. In this regard, the Group considered different weighted alternatives in relation to the evolution of energy and power prices that remunerate conventional thermoelectrical power generation units, which implied the development of different scenarios with different estimates of the expected cash flows and assigning probabilities of occurrence based on the Group's experience and expectations regarding the outcome of the uncertainties involved.

Other relevant assumptions are described below:

–	Costs: costs have been determined on the basis of operating costs incurred in the past, the most significant cost being maintenance, which was estimated under the terms of the contracts in force with suppliers Siemens Energy and Vestas Argentina.

–	Discount rate: it represents the current market assessment of the specific risks of the Company, taking into consideration the time-value of money. Discount rate calculation is based on the circumstances of the market participants and it is derived from the weighted average cost of capital (WACC). The WACC rate takes into consideration both debt and equity. The cost of equity is derived from the expected return on investment by market participant investors, whereas the cost of debt is based on the conditions of the debt which market participants could access to. The specific risks of the operational segment are incorporated by applying individual beta factors, which are annually assessed from the available public information of the market.

Discount rates used to determine the value in use as of December 31, 2024 were 11.30% and 11.50% after income tax, depending on the term of the future cash flows.

Any increase in the discount rate would entail an additional impairment loss for the cash-generation units Thermoelectrical Station Brigadier López, Terminal 6 San Lorenzo cogeneration unit, Luján de Cuyo combined cycle plant, Buenos Aires combined cycle plant located at the Costanera plant and Manque and La Genoveva wind farms.

–	Macroeconomic variables: estimated inflation and devaluation rates, as well as exchange rates, were obtained from external sources, which are well known consulting firms dedicated to the local and global economic analysis, widely experienced in the market.

The Luján de Cuyo combined cycle units, the Brigadier Lopez thermoelectric plant, the Buenos Aires combined cycle unit located at the Costanera plant and the Terminal 6 San Lorenzo cogeneration unit belong to the electric power generation from conventional sources operating segment while wind farms Manque and La Genoveva belong to the electric power generation from renewable sources operating segment.

CENTRAL PUERTO S.A.

Gas turbines

The Group has reviewed during the 2024 financial year the recoverability of the turbines as individual assets and has estimated that the book value of the General Electric generator group, which is stored in the facilities of the Nuevo Puerto plant, exceeds its recoverable value, for which a charge for impairment of property, plant and equipment was determined for 12,569,809 within the heading "Turbines" and which was charged under the heading "(Impairment) / reversal of impairment of property, plant and equipment and intangible assets" of the consolidated statement of income for the year ended December 31, 2024.

To determine the recoverable value of this generating group, the Group has used the fair value less costs to sell.

After recognizing such impairment, the book value of the General Electric generator group amounts to 22,049,558.

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

At the closing of these consolidated financial statements, the Group does not have financial assets at fair value through other comprehensive income.

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

In general, the Group uses the transaction price to determine the fair value of a financial instrument at the initial recognition. In the rest of the cases, the Group only records gain or loss at initial recognition if the fair value of the instrument is evidenced with other comparable and visible transactions of the market for the same instrument or if it is based on a valuation technique that only includes visible market data. Gains or loss not recognized at the initial recognition of a financial asset is later recognized as long as they derive from a change in factors (including time) in which the market participants consider establishing the price.

The profit or loss of debt instruments which are measured at amortized cost and are not designated as hedge instruments are recognized in profit or loss when the financial assets are derecognized or when impairment is recognized and during the amortization process by using the effective interest rate method. The Group only reclassifies all investments in debt instruments when it changes the business model used to manage those assets.

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

CENTRAL PUERTO S.A.

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

Financial liabilities are initially recognized at their fair value, net of the incurred transaction costs. Since the Group has no financial liabilities whose characteristics require the fair value accounting, according to IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), after the initial recognition, the financial liabilities are valued at amortized cost. Any difference between the amount received as financing (net of transaction costs) and the reimbursement value is recognized in comprehensive income throughout the life of the debt financial instrument using the method of effective interest rate.

Regarding the loan with Mitsubishi Corporation, described in Note 13.3.11., the initial recognition was at its fair value and subsequently the loan is measured at amortized cost. The mentioned loan includes a scheme of annual repayments with minimum payments, which can increase according to the free cash flows of the previous year of the controlled company Central Costanera S.A. If there are changes in the estimated free cash flows that result in changes in future capital payments, the Group recognizes the impact within financial income or financial costs, as appropriate, in the comprehensive income statement for the year in which such change in estimate occurs.

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

Cash flow hedge

The effective part of changes in fair value of the derivatives determined and classified as cash flow hedge are recognized in Other comprehensive income. The loss or income related to the non-effective part is immediately recognized in the consolidated statement of income within the Finance Expenses or Finance Income, respectively.

The cumulative amounts in Other comprehensive income are recorded in the consolidated statement of income in the periods in which the item covered affects the consolidated statement of income. In the case of interest rates hedge, this means the amounts recognized in equity are reclassified as net finance income (loss) as interest is accrued on associated debts.

CENTRAL PUERTO S.A.

As at December 31, 2024, the Group has no hedging derivative instruments. Hence, swap contracts of interest rate are measured at their current value at the closing of each period or fiscal year and are stated as assets or liabilities depending on the rights and obligations emerging from the respective contracts. In this way, changes in the accounting measure of such contracts are recognized in the consolidated statement of income under finance income or finance cost, as applicable.

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

–           Provision for wind and solar farms dismantling See Note 23.

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

2.2.16.	Share-based payments

The cost of share-based payments transactions that are settled with equity instruments is determined by the fair value at the date when the grant is made using an appropriate valuation model.

This cost is recognized in the consolidated financial statements under employee benefits expense, together with a corresponding total increase in non-controlling interest.

On January 18, 2017, the subsidiary CP Renovables S.A. (“CPR”) entered into a stock option agreement with its minority shareholder at that time that was also its chairman and general manager and a shareholder of the Company (the “minority shareholder”). Under such agreement the minority shareholder had the right to purchase class B shares of CPR that represented 10% of the fully diluted capital stock of CPR. The option was exercisable in whole or in part, at any time prior to the seventh anniversary of the date of the stock option agreement. On November 15, 2023, the minority shareholder exercised the option and acquired the shares representing 10% of the capital stock of CPR. See Consolidated Statement of Changes in Equity. As of December 31, 2023 all assumed obligations under the stock option agreement were met.

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

CENTRAL PUERTO S.A.

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

The financial performance of segments is evaluated based on operating income / expense before depreciation, amortization and impairment ("Adjusted EBITDA") (Note 4). The group of executive directors is the Chief Operating Decision Maker (CODM) and monitors the Adjusted EBITDA of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

2.2.19.	Biological assets

Forestry plantations are measured, both on initial recognition and at the end of the reporting period, at their fair value, less costs of sale at harvest or collection point. Fair value of the plantations with no available market prices under their current condition is determined through discounted cash flows, using market discount rates.

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

Goodwill is measured at cost, as the excess of the transferred consideration regarding the acquired identifiable assets and the net assumed liabilities of the Group. If this consideration is lower than the fair value of the identifiable assets and of the assumed liabilities, the difference is recognized in the consolidated statement of income. If the fair value of the net assets acquired is higher than the consideration paid, the Group reassesses whether it has properly identified all the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired in comparison to the consideration paid, then the gain is recognized in the consolidated statement of income.

CENTRAL PUERTO S.A.

As described in Note 20.5, on February 17, 2023, the Group acquired Central Costanera S.A. The business combination was accounted for using the "acquisition method" provided for in IFRS 3. As a result of the application of this method, the Group determined that the consideration transferred was lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. Therefore, the Group recognized a gain from bargain purchase amounting to 74,224,191 in the consolidated statement of income for the year ended December 31, 2023. During 2024, the Group has revised the preliminary allocation of the price and the valuation at fair value of the identifiable assets and liabilities assumed made in 2023 and no modifications have been identified.

As described in Note 20.6, on May 3, 2023, the Group acquired the companies Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. The business combination was accounted for using the "acquisition method" provided for in IFRS 3. As a result of the application of this method, the Group determined that the consideration transferred was lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. Therefore, the Group recognized a gain from bargain purchase amounting to 83,970,976 in the consolidated statement of income for the year ended December 31, 2023. During 2024, the Group has revised the preliminary allocation of the price and the valuation at fair value of the identifiable assets and liabilities assumed made in 2023 and no modifications have been identified.

As described in Note 20.6, on December 27, 2022, the Group acquired the companies Forestal Argentina S.A. and Loma Alta Forestal S.A. The business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, the Group considered that the consideration transferred was lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. Therefore, the Group recognized a gain from bargain purchase amounting to 82,557,008 in the consolidated statement of income for the year ended December 31, 2022. During 2023, the Group reviewed the preliminary allocation of the price and the valuation at fair value of identifiable assets and assumed liabilities made in 2022, and no modifications were identified.

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

Recoverability of property, plant and equipment and intangible assets:

At each closing date of the reported period, the Group evaluates if there is any sign that the property, plant and equipment and/or intangible assets with finite useful lives may have their value impaired. Impairment exists when the book value of assets related to the Cash Generating Unit (CGU) exceeds its recoverable value, which is the higher between its fair value less costs of sale of such asset and value in use. The value in use is calculated through the estimation of future cash flows discounted at their present value through a discount rate that reflects the current assessments of the market over the temporal value of money and the specific risks of each CGU. The recoverable value is sensitive to the estimated inflows as well as the discount rate applied.

CENTRAL PUERTO S.A.

Biological assets:

The process of estimating the value of biological assets is determined using fair values. This estimation includes judgment and assumptions related to estimated forest growth, margins, and discount rates.

Business combinations:

See Note 2.2.20.

2.4.	Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2024, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (i) the meaning of a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

These amendments have not had a significant impact on the Group's financial statements.

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

These amendments have not had a significant impact on the Group's financial statements.

Amendments to IFRS 16: Lease liability in subsequent sale and leaseback

In September 2022, the IASB issued amendments to IFRS 16 to clarify the requirements a seller-lessee uses to measure liabilities in a leaseback from a subsequent sale and leaseback transaction to guarantee the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

These amendments have not had a significant impact on the Group's financial statements.

2.5.	IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) issued but not yet effective

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

CENTRAL PUERTO S.A.

Lack of interchangeability - Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 Effects of Changes in Foreign Currency Exchange Rates to clarify when entities should assess whether a currency is interchangeable with another currency and when it is not, and how an entity determines the exchange rate to be applied when a currency is not interchangeable. In addition, the amendments require information that allows users of their financial statements to assess how the lack of interchangeability of a currency affects or is expected to affect its financial performance, financial position and cash flows.

The amendments will take effect for annual periods beginning on or after January 1, 2025. Early application is allowed as long as this fact is disclosed. When applying the modifications, the entities will not be able to re-express the comparative information.

The amendments are not expected to have a material impact on the Group's financial statements.

IFRS 18 Presentation and disclosure in the financial statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for the presentation of information within the statement of income, including specific totals and subtotals. Additionally, entities must classify all income and expenses within the statement of income into one of five categories: operating activities, investing activities, financing activities, income tax, and discontinued operations, with the first three categories being new.

It also requires entities to disclose newly defined performance measures by management, subtotals of income and expenses, and includes new requirements to aggregate and disaggregate financial information based on the “functions” identified from the primary financial statements and notes.

Limited scope amendments to IAS 7 Statement of Cash Flows were issued, which include changing the starting point for determining cash flows generated by operations using the indirect method, from “net profit or loss” to “operating profit or loss” and removing the optionality around the classification of cash flows from dividends and interest. Consequently, new amendments to many other standards were made.

IFRS 18 and the amendments to other standards are effective for periods beginning on or after January 1, 2027; however, early application is allowed as long as this fact is disclosed. IFRS 18 will be applied retrospectively.

The Group is currently working to identify all the effects that the amendments will have on the primary financial statements and notes to the financial statements.

IFRS 19 Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to opt for reduced disclosure requirements while still applying the recognition, measurement, and presentation requirements of other IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). To be eligible, at the end of the reporting period, the entity:

(i) must be a subsidiary as defined by IFRS 10, (ii) must not have public accountability, and (iii) must have a parent entity (either ultimate or intermediate) that prepares consolidated financial statements that are available for public use and comply with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

IFRS 19 is effective for periods beginning on or after January 1, 2027, with early application permitted.

CENTRAL PUERTO S.A.

Since the Group's equity instruments are publicly traded, the Group cannot opt to apply IFRS 19.

3.	Investment in associates

The book value of investment in associates as of December 31, 2024 and 2023 amounts to:

	12-31-2024	12-31-2023
	ARS 000	ARS 000

ECOGAS Group (Note 3.1)	87,254,971	72,844,317
3C Lithium Pte. Ltd	21,041,895	—
Transportadora de Gas del Mercosur S.A.	974,827	1,979,413
	109,271,693	74,823,730

The share of the profit of associates for the years ended December 31, 2024, 2023 and 2022 amounts to:

	2024	2023	2022
	ARS 000	ARS 000	ARS 000

ECOGAS Group (Note 3.1)	16,857,949	12,693,870	1,082,334
Transportadora de Gas del Mercosur S.A.	(728,292)	624,074	(325,986)
	16,129,657	13,317,944	756,348

As of December 31, 2024 CPSA holds ownership interests of 42.31% in Ecogas Inversiones S.A. ("Ecogas", formerly known as Inversora de Gas del Centro S.A., the controlling company of Distribuidora de Gas del Centro S.A. “DGCE” and Distribuidora de Gas Cuyana S.A. “DGCU”), and of 17.20% in DGCE (from now on, “Grupo ECOGAS”). Consequently, the Group holds, both directly and indirectly, a 40.59% of the capital stock of DGCE, and, indirectly, a 21.58% interest in DGCU. The Company does not control such companies.

Ecogas is a public entity listed on BYMA. DGCE's main activity is the provision of the public service of distribution of natural gas by networks in the provinces of Córdoba, La Rioja and Catamarca, while the main activity of DGCU is the provision of the public service of distribution of natural gas by networks in the provinces of Mendoza, San Juan and San Luis.

During May 2024, December 2023 and April 2022 the Group received dividends from the ECOGAS Group of 2,289,114, 20,896,643 and 665,614, respectively.

On December 19, 2024, Ecogas carried out a public offering of subscription of shares in kind and a voluntary exchange, which consisted of (i) a voluntary public exchange offer of DGCU shares for new ordinary shares of Ecogas at an exchange ratio equivalent to 15.83467388 DGCU shares for each new share and (ii) a voluntary public exchange offer of DGCE shares for new ordinary shares of Ecogas at an exchange ratio equivalent to 12.55431094 DGCE shares for each new share. The settlement date for the share exchange was January 17, 2025. As a result of the exchange offer, from that date, CPSA´s resulting direct participation in Ecogas is 26.17%, maintaining the 17.20% direct participation in DGCE. Consequently, as of the issuance date of these financial statements, the Group directly and indirectly owns 38.56% of DGCE's share package and indirectly owns 24.36% of DGCU's share package.

On March 31, 2025, CPSA’s Board of Directors approved proceeding with the corporate reorganization whereby, subject to approval by the Shareholders’ Meeting of the companies involved convened for May 22, 2025, CPSA will spin off its shares in Ecogas and 305,000 in cash, to be absorbed by Ecogas as of the effective date of the spin-off and merger. The effective date of the spin-off and merger shall occur after CNV grants administrative approval. The shares that Ecogas issues in exchange for the incorporation of said spin-off assets will be received directly by the shareholders of CPSA as a capital reimbursement, in accordance with the procedure that the Ecogas Board of Directors will inform the CPSA shareholders in due course.

CENTRAL PUERTO S.A.

Below is summarized investment in associate of Ecogas Inversiones S.A. as of December 31, 2024, and 2023:

	2024			2023
	Ecogas Inversiones S.A.	Distribuidora de Gas del Centro S.A.	Total	Ecogas Inversiones S.A.	Distribuidora de Gas del Centro S.A.	Total

Equity attributable to holders of the parent	207,286,641	186,038,545		189,348,818	166,635,257
% of participation in an investment in associate	42.31%	17.20%		42.31%	17.20%
Subtotal	87,702,978	31,998,630		80,113,485	28,661,264

Lower value of investment	(12,888,864)	(19,557,773)		(14,273,596)	(21,656,836)
Investment in associate	74,814,114	12,440,857	87,254,971	65,839,889	7,004,428	72,844,317

Below is summarized share of the profit of associate of Ecogas Inversiones S.A. as of December 31, 2024, 2023 and 2022:

	2024			2023			2022
	Ecogas Inversiones S.A.	Distribuidora de Gas del Centro S.A.	Total	Ecogas Inversiones S.A.	Distribuidora de Gas del Centro S.A.	Total	Ecogas Inversiones S.A.	Distribuidora de Gas del Centro S.A.	Total

Total comprehensive income for the year	23,480,460	19,403,288		17,845,514	8,917,083		(3,635,775)	(6,291,801)
% of participation in an investment in associate	42.31%	17.20%		42.31%	17.20%		42.31%	17.20%
Subtotal	9,934,583	3,337,366		7,550,437	1,533,738		(1,538,296)	(1,082,190)

Lower value of investment	1,486,938	2,099,062		1,510,633	2,099,062		1,603,758	2,099,062
Share of the profit of associate	11,421,521	5,436,428	16,857,949	9,061,070	3,632,800	12,693,870	65,462	1,016,872	1,082,334

Below is summarized financial information of Ecogas Inversiones S.A. as of December 31, 2024, and 2023:

	2024	2023

Statement of financial position

Non-current assets	387,577,738	396,528,676
Current assets	214,869,148	135,671,418
Non-current liabilities	85,171,462	87,425,062
Current liabilities	134,524,507	96,856,644
Equity attributable to holders of the parent	207,286,641	189,348,818
Non-controlling interests	175,464,276	158,569,570

Below is summarized revenues, equity holders of the parent and non-controlling interests of Ecogas Inversiones S.A. as of December 31, 2024, and 2023, 2022:

	2024	2023	2022

Revenues	488,882,678	318,269,609	372,072,205

Net income for the year:

- Equity holders of the parent	23,480,460	17,845,514	(3,635,775)
- Non-controlling interests	17,472,268	11,598,834	—

3.2.	Transportadora de Gas del Mercosur S.A.

The Group has a 20% interest in Transportadora de Gas del Mercosur S.A. (“TGM”). This Company has a gas pipeline that covers the area from Aldea Brasilera (in the Province of Entre Ríos) to Paso de los Libres (in the Province of Corrientes). TGM is a private unlisted company.

3.3.	3C Lithium Pte. Ltd.

See Note 20.9.

CENTRAL PUERTO S.A.

4.	Operating segments

The following provides summarized information of the operating segments for the years ended December 31, 2024, 2023 and 2022:

2024	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Forest activity	Others (1)	Adjustments and eliminations (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	571,076,945	123,848,974	497,630,020	21,849,750	15,307,807	(491,543,760)	738,169,736
Cost of sales	(361,573,842)	(48,550,990)	(321,354,542)	(21,216,126)	(11,195,919)	317,363,661	(446,527,758)
Administrative and selling expenses	(63,541,027)	(4,989,018)	(73,905,939)	(8,312,370)	—	73,905,939	(76,842,415)
Other operating income	93,338,141	8,803,238	7,490,050	23,399,563	119,342	(7,490,050)	125,660,284
Other operating expenses	(25,682,954)	(12,866,404)	(4,542,842)	(2,621,083)	(4,488)	4,542,842	(41,174,929)
Impairment of property, plant and equipment and intangible assets	(72,160,515)	(29,920,955)	—	—	—	—	(102,081,470)
Operating income	141,456,748	36,324,845	105,316,747	13,099,734	4,226,742	(103,221,368)	197,203,448

Depreciation of property, plant and equipment	(75,461,551)	(33,316,392)	(24,809,235)	(2,156,342)	(159,473)	24,809,235	(111,093,758)
Amortization of intangible assets	(1,338,000)	(1,353,283)	(1,052,251)	—	—	1,052,251	(2,691,283)
Adjusted EBITDA (5)	290,416,814	100,915,475	131,178,233	15,256,076	4,386,215	(129,082,854)	413,069,959

Operating income							197,203,448

Other results (4)							(135,949,369)

Net income							61,254,079

Total assets	1,609,780,248	658,473,537	603,059,748	354,090,344	39,098,993	(602,446,886)	2,662,055,984
Total liabilities	378,695,694	365,148,270	219,695,969	33,016,293	22,088,746	(219,695,969)	798,949,003

2023	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Forest activity	Others (1)	Adjustments and eliminations (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	535,915,417	120,263,707	322,627,136	12,663,419	9,948,614	(318,580,885)	682,837,408
Cost of sales	(390,792,073)	(42,266,320)	(262,471,005)	(11,748,742)	(10,783,914)	260,395,982	(457,666,072)
Administrative and selling expenses	(61,458,083)	(4,184,317)	(67,781,359)	(3,505,596)	—	67,781,359	(69,147,996)
Other operating income	461,051,839	23,582,978	13,683,755	32,710,355	292,539	(13,683,755)	517,637,711
Other operating expenses	(23,866,675)	(484,276)	(3,866,580)	(8,555,881)	(38,170)	3,866,580	(32,945,002)
Reversal of impairment of property, plant and equipment and intangible assets	44,338,349	51,465,748	—	—	—	—	95,804,097
Operating income	565,188,774	148,377,520	2,191,947	21,563,555	(580,931)	(220,719)	736,520,146

Depreciation of property, plant and equipment	(109,987,917)	(28,626,828)	(25,601,881)	(757,166)	(154,717)	25,601,881	(139,526,628)
Amortization of intangible assets	(12,042,002)	(1,340,366)	(1,071,924)	—	—	1,071,924	(13,382,368)
Adjusted EBITDA (5)	642,880,344	126,878,966	28,865,752	22,320,721	(426,214)	(26,894,524)	793,625,045

Operating income							736,520,146

Other results (4)							(418,670,461)

Net Income							317,849,685

Total assets	1,904,607,526	802,983,451	532,367,347	340,615,679	7,476,164	(532,200,094)	3,055,850,073
Total liabilities	653,624,007	498,146,051	184,281,706	34,504,912	4,273,824	(184,281,705)	1,190,548,795

2022	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Forest activity	Others (1)	Adjustments and eliminations (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	547,092,042	123,835,132	359,587,647	—	11,884,164	(354,822,010)	687,576,975
Cost of sales	(304,731,776)	(43,987,471)	(292,007,416)	—	(10,011,198)	289,137,965	(361,599,896)
Administrative and selling expenses	(45,871,058)	(4,766,058)	(63,136,768)	—	—	63,136,768	(50,637,116)
Other operating income	231,224,574	12,016,456	9,267,447	—	300,176	(9,267,447)	243,541,206
Other operating expenses	(4,029,317)	(52,982)	(3,194,621)	—	(1,084)	3,194,622	(4,083,382)
Impairment of property, plant and equipment and intangible assets	(40,487,933)	(54,610,445)	—	—	—	—	(95,098,378)
Operating income	383,196,532	32,434,632	10,516,289	—	2,172,058	(8,620,102)	419,699,409

Depreciation of property, plant and equipment	(73,807,782)	(31,084,546)	(25,345,022)	—	(153,828)	25,345,022	(105,046,156)
Amortization of intangible assets	(25,510,255)	(1,349,057)	(1,790,080)	—	—	1,790,080	(26,859,312)
Adjusted EBITDA (5)	523,002,502	119,478,680	37,651,391	—	2,325,886	(35,755,204)	646,703,255

Operating income							419,699,409

Other results (4)							(290,325,442)

Net Income							129,373,967

Total assets	1,738,236,746	651,358,096	566,613,925	193,561,322	6,926,880	(566,613,925)	2,590,083,044
Total liabilities	420,128,341	365,873,041	179,704,585	28,344,274	3,401,220	(179,704,585)	817,746,876

(1)	Includes information from associates.
(2)	Includes income (expenses) related to resale of gas transport and distribution capacity.
(3)	Includes adjustments and eliminations related to equity method investees.
(4)	Includes loss on net monetary position, share of the profit of associates, gain from bargain purchase, finance income and expenses, net.
(5)	It corresponds to the operating income before deducting depreciation, amortization, impairment and reversal.

CENTRAL PUERTO S.A.

Major customers

During the years ended December 31, 2024, 2023 and 2022 revenues from CAMMESA amounted to 88%, 84% and 86%, respectively, from total Group revenues.

5.	Revenues

	2024	2023	2022
	ARS 000	ARS 000	ARS 000

Spot market revenues	356,845,619	338,674,044	272,413,513
Sales under contracts	298,569,226	285,298,184	365,231,351
Steam sales	39,511,074	32,206,896	33,282,307
Forest activity revenues	21,849,750	12,663,419	—
Resale of gas transport and distribution capacity	6,086,260	4,046,251	4,765,637
Revenues from CVO thermal plant management	15,307,807	9,948,614	11,884,167
	738,169,736	682,837,408	687,576,975

6.	Operating expenses

6.1.	Cost of sales

	2024	2023	2022
	ARS 000	ARS 000	ARS 000

Inventories and biological assets at the beginning of each year	241,548,673	161,093,555	24,158,860

Acquisition of biological assets (1)	—	86,714,635	104,747,489

Purchases and operating and forest production expenses for each year:
– Purchases	81,004,676	67,461,181	106,636,722
– Operating expenses (Note 6.2)	338,843,196	379,783,150	287,150,380
– Transfers to property, plant and equipment, net	—	(28,782,422)	—
– Forest production expenses (Note 6.2)	11,420,674	5,378,125	—
– Forest growth and revaluation of biological assets (Note 7.1)	21,749,076	27,566,521	—
	453,017,622	451,406,555	393,787,102

Inventories and biological assets at the end of each year	(248,038,537)	(241,548,673)	(161,093,555)
	446,527,758	457,666,072	361,599,896

(1)	Corresponds to the biological assets that were added to the Group through the business combinations described in Note 2.2.20.

6.2.	Operating, forest production, administrative and selling expenses

	2024			2023			2022
Accounts	Operating expenses	Forest production expenses	Administrative and selling expenses	Operating expenses	Forest production expenses	Administrative and selling expenses	Operating expenses	Administrative and selling expenses
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	85,889,408	12,768	33,086,516	90,807,779	364,118	30,134,749	57,467,009	21,628,327
Other long-term employee benefits	9,373,422	—	930,404	6,302,399	—	724,325	2,336,262	414,182
Depreciation of property, plant and equipment	108,888,336	—	2,205,422	138,508,684	37,887	980,058	105,046,156	—
Amortization of intangible assets	2,691,283	—	—	13,382,366	—	—	26,859,312	—
Purchase of energy and power	3,672,856	—	—	3,192,861	—	98	2,065,863	—
Fees and compensation for services	21,860,551	789,629	26,220,463	20,194,260	712,351	21,732,825	20,657,844	15,740,482
Maintenance expenses	49,230,935	—	241,607	47,050,066	—	314,337	37,490,689	173,453
Consumption of materials and spare parts	25,853,911	553,669	—	28,686,406	—	—	16,557,801	—
Insurance	21,208,292	—	99,828	20,104,744	5,296	114,241	12,251,190	568,404
Levies and royalties	6,932,243	—	—	8,789,811	—	—	5,016,547	—
Taxes and assessments	1,458,056	—	4,261,310	941,908	3,312	3,732,760	861,024	3,535,416
Tax on bank account transactions	104,705	—	6,434,534	99,394	—	10,113,374	126,133	7,427,824
Forest production services	—	10,064,608	1,508,992	—	4,179,026	5,056	—	—
Others	1,679,198	—	1,853,339	1,722,472	76,135	1,296,173	414,550	1,149,028
Total	338,843,196	11,420,674	76,842,415	379,783,150	5,378,125	69,147,996	287,150,380	50,637,116

CENTRAL PUERTO S.A.

7.	Other income and expenses

7.1.	Other operating income

	2024		2023		2022
	ARS 000		ARS 000		ARS 000

Interest earned from customers	31,962,398	(1)	72,709,065	(1)	45,109,576	(1)
Foreign exchange difference, net	58,377,287	(2)	415,176,118	(2)	185,272,874	(2)
Income from growth and revaluation of biological assets	21,749,076		27,566,521		—
Insurance recovery	9,585,957		—		9,090,808
Trade discounts	3,967,962		—		—
Recovery related to discount of tax credits	—		—		1,782,478
Income from sale of property, plant and equipment	—		—		134,915
Net recovery related to the provision for lawsuits and claims	—		—		418,557
Net recovery related to the allowance for doubtful accounts and other receivables	—		—		3,769
Others	17,604		2,186,007		1,728,229
	125,660,284		517,637,711		243,541,206

(1)	Includes 22,034,597, 26,219,653 and 22,597,534 related to CVO receivables for the years ended December 31, 2024, 2023 and 2022, respectively.
(2)	Includes 50,416,556, 390,784,218 and 169,834,622 related to CVO receivables for the years ended December 31, 2024, 2023 and 2022.

7.2.	Other operating expenses

	2024	2023	2022
	ARS 000	ARS 000	ARS 000

Agreement with CAMMESA - Resolutions SE N° 58/2024 and 66/2024 (Note 1.2.p)	(24,783,504)	—	—
Wind farms incident-related expenses	(10,007,236)	—	—
Property, plant and equipment disposal	—	(16,363,530)	—
Forestry expenses	(1,513,896)	(8,297,212)	—
Impairment of material and spare parts	(1,340,317)	(1,559,551)	(3,473,280)
Net charge related to the provision for lawsuits and claims	(1,656,797)	(1,013,147)	—
Net charge related to the allowance for doubtful accounts and other receivables	(52,743)	(1,683,844)	—
Trade and tax interests	(805,242)	(3,903,217)	—
Charge related to discount of tax credits	(96,520)	—	—
Others	(918,674)	(124,501)	(610,102)
	(41,174,929)	(32,945,002)	(4,083,382)

7.3.	Finance income

	2024	2023	2022
	ARS 000	ARS 000	ARS 000

Interest earned	4,097,627	12,624,065	3,742,255
Net income on financial assets at fair value through profit or loss (1)	100,230,462	477,979,827	152,363,167
Interest rate swap income	2,128,485	10,696,310	17,077,440
Others (2)	10,866,737	—	—
	117,323,311	501,300,202	173,182,862

(1)	Net of 438,509, 2,889,710. and 763,442 corresponding to turnover tax for the years ended December 31, 2024, 2023 and 2022, respectively.
(2)	It corresponds to the effect on the valuation of the loan with Mitsubishi Corporation as described in Note 2.2.9.2.

CENTRAL PUERTO S.A.

7.4.	Finance expenses

	2024	2023	2022
	ARS 000	ARS 000	ARS 000

Interest on loans	(56,632,711)	(55,539,829)	(42,787,387)
Foreign exchange differences	(110,283,383)	(714,805,542)	(246,439,232)
Bank commissions for loans and others	(4,660,406)	(6,115,312)	(5,441,221)
Others	(33,357)	(464,149)	(1,687)
	(171,609,857)	(776,924,832)	(294,669,527)

8.	Income tax

The major components of income tax during the years ended December 31, 2024, 2023 and 2022, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	2024	2023	2022
	ARS 000	ARS 000	ARS 000

Current income tax

Income tax charge for the year	(81,262,773)	(68,481,306)	(109,727,027)
Variation between provision and tax return	4,944,459	(1,423,745)	2,067,450
IFRIC 23	1,896,983	(833,656)	(2,025,989)

Deferred income tax

Related to the net variation in temporary differences	(7,036,664)	31,675,991	64,113,673
Income tax	(81,457,995)	(39,062,716)	(45,571,893)

Consolidated statement of comprehensive income

	2024	2023	2022
	ARS 000	ARS 000	ARS 000

Income tax for the year related to items charged or credited directly to equity

Deferred income tax (expense) income	(565,593)	880,569	557,425
Income tax credited charged to other comprehensive income	(565,593)	880,569	557,425

CENTRAL PUERTO S.A.

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the years ended December 31, 2024, 2023 and 2022, is as follows:

	2024	2023	2022
	ARS 000	ARS 000	ARS 000

Income before income tax	142,712,074	356,912,401	174,945,860

At statutory income tax rate 35%	(49,949,226)	(124,919,341)	(61,231,051)
Effect of dividends received from associates	801,190	7,313,824	(376,629)
Effect related to the discount of income tax payable	9,547,693	(4,503,352)	10,801,100
Variation between provision and tax return	4,944,459	(1,423,745)	2,067,450
Tax inflation adjustment and inflation accounting effect	(55,246,549)	(35,443,805)	(23,157,596)
Tax-loss carryforwards utilized	8,642,599	3,503,636	(19,050,683)
Non- taxable financial earnings	7,256,573	42,205,726	—
Income from growth and revaluation of biological assets	3,643,000	8,814,628	—
Business combination tax effects	—	55,368,309	28,894,951
Others	(11,097,734)	10,021,404	16,480,565
Income tax for the year	(81,457,995)	(39,062,716)	(45,571,893)

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income and statement of other comprehensive income
	12-31-2024	12-31-2023	2024	2023	2022
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	41,217	525,451	(484,234)	23,873	(38,842)
Other financial assets	(670,648)	(98,026)	(572,621)	619,858	(237,402)
Provisions and others	(10,900,910)	(13,550,113)	2,649,203	676,707	654,445
Employee benefit liability	3,579,799	2,982,421	597,378	(839,642)	(553,579)
Investments in associates	(30,614,426)	(25,506,159)	(5,108,267)	2,634,302	(490,513)
Property, plant and equipment - Material & spare parts - Intangible assets	(106,574,528)	(127,566,812)	20,992,283	5,757,855	37,182,423
Deferred tax income	(19,254,242)	(43,021,528)	23,767,287	(6,522,606)	12,893,266
Tax loss carry-forward	12,702,032	64,247,273	(51,545,242)	22,071,766	(1,772,034)
Tax inflation adjustment - Asset	4,259	126,989	(122,728)	(695,844)	(1,554,042)
Tax inflation adjustment - Liability	(729,686)	(2,954,373)	2,224,684	8,830,291	18,587,376
Deferred income tax (expense) income			(7,602,257)	32,556,560	64,671,098
Deferred income tax liabilities, net	(152,417,133)	(144,814,877)

liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	2024	2023	2022
	ARS 000	ARS 000	ARS 000

Deferred income tax asset	6,422,404	27,576,527	5,666,985
Deferred income tax liability	(158,839,537)	(172,391,404)	(165,927,529)
Deferred income tax liability, net	(152,417,133)	(144,814,877)	(160,260,544)

As of December 31, 2024, the Group holds tax loss carry-forward in its subsidiaries for 40,418,329 that could be utilized against future taxable profit from such entities. Nevertheless, the Group considered there is no certainty regarding the existence of future taxable income against which tax loss carry-forward for an amount of 4,126,809 can be applied. Therefore, the corresponding deferred tax asset has not been recognized.

CENTRAL PUERTO S.A.

9.	Earnings per share

Earnings per share amounts are calculated by dividing net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares during the year, net of the number of treasury shares.

There are no transactions or items generating an effect of dilution.

The following reflects information on income and the number of shares used in the earnings per share computations:

	2024	2023	2022
	ARS 000	ARS 000	ARS 000

Income attributable to equity holders of the parent	49,598,138	322,385,647	129,119,775

Weighted average number of ordinary shares	1,502,618,381	1,502,618,381	1,505,044,626

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these consolidated financial statements that may produce a dilution effect.

10.	Inventories

	2024	2023
	ARS 000	ARS 000
Non-current:

Materials and spare parts	14,519,652	21,926,176
Provision for obsolete inventory (Note 10.1)	(10,240,800)	(8,900,483)
	4,278,852	13,025,693
Current:

Materials and spare parts	21,760,222	18,440,927
Forest inventories	33,226	994,518
Fuel oil	7,461	16,247
Gas oil	7,476	16,280
	21,808,385	19,467,972

10.1.	Provision for obsolete inventory

	12-31-2024			12-31-2023
Item	At beginning	Increases	At end	At end

Inventories	8,900,483	1,340,317	10,240,800	8,900,483
Total 12-31-2024	8,900,483	1,340,317	10,240,800
Total 12-31-2023	7,340,932	1,559,551		8,900,483

CENTRAL PUERTO S.A.

11.	Property, plant and equipment

	Lands and buildings	Electric power facilities and other equipment	Wind turbines	Gas turbines	Construction in progress	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Cost

01-01-2023	275,929,775	1,721,798,317	462,736,790	50,922,411	151,507,789	80,908,578	2,743,803,660
Additions	147,145,200	153,448,719	438,537	—	33,639,949	4,654,552	339,326,957	(2)
Transfers	(958)	23,399,357	(4,821)	—	5,336,803	52,041	28,782,422	(1)
Disposals	—	(23,273,131)	—	—	(17,959)	(103,612)	(23,394,702)
12-31-2023	423,074,017	1,875,373,262	463,170,506	50,922,411	190,466,582	85,511,559	3,088,518,337

Additions	3,518,873	63,364,414	—	—	93,981,012	17,386,899	178,251,198
Transfers	162,307	1,418,205	—	—	(1,593,687)	13,175	—
Disposals	—	(33,454)	—	—	(1,218,208)	(355,959)	(1,607,621)
12-31-2024	426,755,197	1,940,122,427	463,170,506	50,922,411	281,635,699	102,555,674	3,265,161,914

	Lands and buildings	Electric power facilities and other equipment	Wind turbines	Gas turbines	Construction in progress	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Depreciation and impairment

01-01-2023	57,996,253	1,055,478,273	119,681,465	29,664,737	73,802,297	65,056,196	1,401,679,221
Depreciation for the year	11,319,580	104,001,774	20,957,384	—	—	3,247,890	139,526,628
Disposals and (Impairment reversal) / Impairment, net	(14,008,982)	(60,154,580)	(40,374,796)	(13,361,697)	21,448,454	1,082,690	(105,368,911)
12-31-2023	55,306,851	1,099,325,467	100,264,053	16,303,040	95,250,751	69,386,776	1,435,836,938

Depreciation for the year	14,655,194	69,810,451	23,324,738	—	—	3,303,375	111,093,758
Disposals and Impairment	5,250,176	46,110,469	23,352,958	12,569,809	12,483,692	593,925	100,361,029
12-31-2024	75,212,221	1,215,246,387	146,941,749	28,872,849	107,734,443	73,284,076	1,647,291,725

Net book value:
12-31-2024	351,542,976	724,876,040	316,228,757	22,049,562	173,901,256	29,271,598	1,617,870,189
12-31-2023	367,767,166	776,047,795	362,906,453	34,619,371	95,215,831	16,124,783	1,652,681,399

(1)	Transferred from inventories.
(2)	Includes 221,312,844 that were added to the Company’s equity through the business combinations occurred during 2023 that are described in Note 2.2.20.

CENTRAL PUERTO S.A.

12.	Intangible assets

	Concession right	Transmission lines and electrical substations for wind farms	Turbogas and turbosteam supply agreements for thermoelectrical station Brigadier López	Total
	ARS 000	ARS 000	ARS 000	ARS 000

Cost

01-01-2023	330,081,257	26,967,560	165,430,017	522,478,834
Transfers	—	—	—	—
12-31-2023	330,081,257	26,967,560	165,430,017	522,478,834

Transfers	—	—	—	—
12-31-2024	330,081,257	26,967,560	165,430,017	522,478,834

Amortization and impairment

01-01-2023	316,318,970	6,365,886	147,068,064	469,752,920
Amortization for the year	12,042,000	1,340,368	—	13,382,368
(Impairment reversal) / Impairment	—	(214,266)	4,811,296	4,597,030
12-31-2023	328,360,970	7,491,988	151,879,360	487,732,318

Amortization for the year	1,338,000	1,353,283	—	2,691,283
Impairment	—	149,524	1,189,532	1,339,056
12-31-2024	329,698,970	8,994,795	153,068,892	491,762,657

Net book value

12-31-2023	1,720,287	19,475,572	13,550,657	34,746,516
12-31-2024	382,287	17,972,765	12,361,125	30,716,177

Concession right of Piedra del Águila hydroelectric power plant

Includes the amounts paid as consideration for rights relating to the concession of Piedra del Águila hydroelectric power plant awarded by the Argentine government for a 30-year term, from the date of taking possession of such hydroelectric complex. The concession term terminated on December 29, 2023 and it was extended to a maximum date of December 28, 2025 (see Note 1.2.l).

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

Concession end date: maximum date December 28, 2025 (see Note 1.2.l);

IFRIC 12 accounting model: Intangible asset.

Fees and royalties: the Intergovernmental Basin Authority is entitled to a fee of 2.5% of the plant’s revenues, and the provinces of Rio Negro and Neuquén are entitled to royalties of 12% of such revenues. For the years ended December 31, 2024 and 2023, the fees and royalties amounted to 6,932,243 and 8,789,811, respectively and they were shown in operating expenses in the consolidated statement of income.

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

13.	Financial assets and liabilities

13.1.	Trade and other receivables

	12-31-2024	12-31-2023
	ARS 000	ARS 000
Non-current:

Trade receivables - CAMMESA	136,639,896	336,615,393
Receivables from shareholders	100,334	41,523
Guarantee deposits	43	94
	136,740,273	336,657,010
Current:

Trade receivables - CAMMESA	178,987,440	299,140,789
Trade receivables - YPF S.A. and YPF Energía Eléctrica S.A.	5,092,572	5,970,441
Trade receivables - Large users	20,053,195	19,992,524
Trade receivables - Forest clients	2,785,866	4,335,837
Receivables from associates and other related parties	82,942	—
Other receivables	10,796,928	21,856,266
	217,798,943	351,295,857

Allowance for doubtful accounts (Note 13.1.1.)	(89,704)	(85,903)
	217,709,239	351,209,954

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

CVO receivables are expressed in USD and they accrued LIBOR interest at a 5% rate. Due to the fact that as from June 30, 2023, the calculation and publication of the LIBO rate were suspended, for the purpose of determining the applicable interest this rate has been replaced by the Secured Overnight Financing Rate (SOFR) published by the CME (Chicago Mercantile Exchange) plus a fixed spread of 0.11448%.

During the years ended December 31, 2024, 2023 and 2022, collections of CVO receivables belonging to CPSA amounted to 79,625,354, 80,432,228 and 84,133,970, respectively. Also, collections of CVO receivables corresponding to the company Central Costanera S.A. amounted to 4,036,843 during the year ended December 31, 2024 and 3,343,168 during the period between the acquisition date of such company and December 31, 2023.

The information on the Group’s objectives and credit risk management policies is included in Note 19.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	<90 days	90-180 days	180-270 days	270-360 days	>360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

12-31-2024	354,449,512	349,277,219	4,866,087	147,550	127,719	666	30,271
12-31-2024	687,866,964	654,528,215	33,110,182	157,171	39,300	22,939	9,157

13.1.1.	Allowance for doubtful accounts

	12-31-2024							12-31-2023
Item	At beginning	Increases		Decreases		Recoveries	At end	At end

Allowance for doubtful accounts - Trade and other receivables	85,903	52,743		(48,942	)(1)	—	89,704	85,903
Total 12-31-2024	85,903	52,743		(48,942)		—	89,704
Total 12-31-2023	117,097	69,970	(2)	(45,824	)(1)	(55,340)		85,903

(1)	Loss on net monetary position.
(2)	Includes 6.522 that were added to the Company’s equity through the business combinations described in Note 2.2.20.

CENTRAL PUERTO S.A.

13.2.	Trade and other payables

	12-31-2024	12-31-2023
	ARS 000	ARS 000
Non-current
Trade and other payables	674,904	—

Current
Trade and other payables	94,478,586	107,836,387
Payables to associates and other related parties	1,379,412	617,464
	95,857,998	108,453,851

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 19.

For the terms and conditions of payables to related parties, refer to Note 18.

13.3.	Loans and borrowings

	12-31-2024		12-31-2023
	ARS 000		ARS 000
Non-current

Long-term loans for project financing (Notes 13.3.1, 13.3.2, 13.3.3, 13.3.4, 13.3.5, 13.3.6, 13.3.11, 13.3.12 and 13.3.13)	181,292,425	(1)	453,139,049	(1)
Corporate bonds - CPSA Program (Note 13.3.9)	48,720,132	(1)	170,479,159	(1)
	230,012,557		623,618,208
Current

Long-term loans for project financing (Notes 13.3.1,13.3.2, 13.3.3, 13.3.4, 13.3.5, 13.3.6, 13.3.11, 13.3.12 and 13.3.13)	74,374,017	(1)	99,813,888	(1)
Short-term loans for import financing (Note 13.3.14)	1,724,880		—
Corporate bonds - CPSA Program (Note 13.3.9)	52,934,291	(1)	2,682,036	(1)
Bank and investment accounts overdrafts	21,744,622		3,795,848
	150,777,810		106,291,772

(1)	Net of debt issuance costs.

13.3.1.	Loans from the IIC-IFC Facility

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

In accordance with the terms of the agreement subscribed by CP La Castellana S.A.U., USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25%, until August 15, 2023. As a consequence of the suspension of the LIBOR rate, which occurred on June 30, 2023, CP La Castellana S.A.U., together with IDB Group and IFC amended the loan agreements on June 29, 2023, replacing the LIBOR rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable from August 15, 2023. The loan is amortizable quarterly in 52 equal and consecutive installments starting February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue a fixed interest rate equal to 8.05%, and the rest accrue a 6.77% fixed interest rate. The loan is amortizable quarterly in 52 equal and consecutive installments starting May 15, 2019.

CENTRAL PUERTO S.A.

As per the executed loan agreement and among other obligations undertaken, the subsidiaries CP La Castellana and CP Achiras have committed to maintain a Historical Senior Debt Service Coverage Ratio of at least 1.20:1.00 until the project’s termination date. Such ratio is calculated by dividing the addition of EBITDA for the most recent four financial quarters prior to the calculation date by the amount of all scheduled debt payments due in those four quarters.

In addition, as a guarantee of the obligations undertaken, the subsidiaries CP La Castellana and CP Achiras have a pledge in favor of IFC and IIC with a first degree recording on the financed assets.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guaranted, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

As of February 16, 2023, CP La Castellana and CP Achiras have fulfilled all the requirements and conditions to certify the occurrence of the project’s compliance date. As a result, the Guarantee Agreement posted by CPSA was released.

The Company also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana and CP Achiras as follows: (i) until each project completion date, (a) it shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of the CP La Castellana and CP Achiras; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras. In addition, (ii) after each project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP La Castellana, CP Achiras and CP Renovables; and (y) control of each of CP La Castellana, CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana and CP Achiras. Finally, there are certain requirements to be fulfilled in order to distribute dividends from CP La Castellana and CP Achiras.

As of December 31, 2024, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as of December 31, 2024 and 2023, there are trade receivables with specific assignment amounting to 4,398,541 and 4,527,626, respectively.

As of December 31, 2024 and 2023, the balance of these loans amounts to 82,489,726 and 163,065,548, respectively.

13.3.2.	Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of up to USD 56 million to finance the acquisition of two gas turbines, equipment and related services for the Luján de Cuyo cogeneration unit project.

In accordance with the terms of the agreement, the loan accrues an interest rate equal to LIBOR plus 1.15%. As a consequence of the suspension of the LIBOR rate, which occurred on June 30, 2023, the Company and KfW amended the loan agreement on June 30, 2023, replacing the LIBOR rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161%. The loan is amortizable quarterly in 47 equal and consecutive installments starting six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of no more than 3.5:1.00 as of December 31 of each year. As of the date of issuance of these financial statements, the Company has complied with this requirement.

As of December 31, 2024 and 2023, the balance of this loan amounts to 23,522,026 and 53,420,697, respectively.

CENTRAL PUERTO S.A.

13.3.3.	Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On June 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López.

According to the terms of the agreement, this loan accrued at a variable interest rate based on the LIBO rate plus a margin. Due to the suspension of the LIBO rate on June 30, 2023, the Company and Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC amended the loan agreement on August 16, 2023, replacing the LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a Credit Adjustment Spread (CAS) of 0.26161% applicable from September 12, 2023.

Considering the restrictions imposed by the Argentine Central Bank (“BCRA”) described in Note 22, two amendments to the loan agreement were entered into on December 22, 2020 and June 15, 2021 to modify the amortization calendar to comply with BCRA requirements. As part of such amendments, the applicable interest rates were increased by 200 basic points and then by 125 basic points, and limitations were established for the payment of dividends as follows: no dividends could be paid during 2021, only up to USD 25 million could be paid during 2022, and only up to USD 20 million could be paid during 2023.

On October 19, 2023, the Company prepaid principal for an amount of USD 49,043,078, under the terms and conditions of the loan agreement. Since then, the principal owed amounted to USD 6,056,922 due in January 2024. This way, more than 80% of the loan was repaid. Therefore, as from that date, the dividend payment limitation from this loan was no longer effective.

As of December 31, 2023, the balance of this loan amounted to 10,708,306. The loan balance has been fully repaid at its due date.

13.3.4.	Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, signed a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

Pursuant to the terms of the agreement signed with Vientos La Genoveva S.A.U., this loan accrued an interest rate equal to LIBOR plus 6.50% until August 15, 2023. As a consequence of the suspension of the LIBOR rate, which occurred on June 30, 2023, Vientos La Genoveva S.A.U. together with IFC amended this agreement on June 14, 2023, replacing the LIBOR rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable from August 15, 2023. The loan is amortizable quarterly in 55 installments starting November 15, 2020.

As per the executed loan agreement and among other obligations undertaken, the subsidiary Vientos La Genoveva S.A.U. has committed to maintain a Historical Senior Debt Service Coverage Ratio of at least 1.20:1.00 until the project’s termination date. Such ratio is calculated by dividing the addition of EBITDA for the most recent four financial quarters prior to the calculation date by the amount of all scheduled debt payments due in those four quarters.

In addition, as a guarantee of the obligations undertaken, the subsidiary Vientos La Genoveva S.A.U. has a pledge in favor of IFC with a first degree recording on the financed assets.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA fully, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the project reaches the commercial operations date) hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to the Guarantee Agreement, among other customary covenants for this type of facilities, CPSA had committed, until the project completion date, to maintain (i) a leverage ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, CPSA, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U.

CENTRAL PUERTO S.A.

On November 29, 2024, Vientos La Genoveva S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Guarantee Agreement provided by CPSA was released.

Finally, there are certain requirements to be fulfilled in order to distribute dividends from Vientos La Genoveva S.A.U.

As of December 31, 2024, the Group has met such obligations.

Under the signed trust guarantee agreement, as of December 31, 2024 and 2023, there are trade receivables with specific assignments amounting to 2,288,195 and 12,026,288, respectively.

As of December 31, 2024 and 2023, the balance of the loan amounts to 58,517,410 and 109,261,043, respectively.

13.3.5.	Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U.

On May 24, 2019, CPR Energy Solutions S.A.U. (subsidiary of CPR) signed a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to fund the construction of the wind farm “La Castellana II”.

According to the executed agreement, this loan accrues a fixed interest rate equal to 8.5% during the first year, which will be increased by 0.5% per annum until the sixty-first interest period. The loan is amortizable quarterly in 25 installments starting May 24, 2020.

As per the executed loan agreement, the subsidiary CPR Energy Solutions S.A.U. has committed to maintain: (i) a financial debt and EBITDA ratio lower than 2.25, and (ii) an EBITDA and financial debt service ratio higher than 1.10, both until the total payment of the owed amounts. As of June 29, 2024, the subsidiary obtained waivers to comply with the mentioned ratios and other contractual obligations in relation to the wind farm incident expenses included in Other operating expenses of the income statement for the year ended December 31, 2024. Finally, there are certain requirements that such subsidiary must fulfill for dividend payments.

In addition, as a guarantee of the obligations undertaken, the subsidiary CPR Energy Solutions S.A.U. has a pledge in favor of Banco de Galicia y Buenos Aires S.A. with a first degree recording on the financed assets.

Other agreements and related documents, such as the Collateral (in which CPSA fully, unconditionally and irrevocably guaranted, as the main debtor, all the payment obligations assumed by CPR Energy Solutions S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, whichever it happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, promissory notes and other agreements have been executed.

On September 3, 2021, CPR Energy Solutions S.A.U. fulfilled all the requirements and conditions to certify the occurrence of the project’s compliance date. As a result, the Collateral provided by the Company was released.

As of December 31, 2024 and 2023, the balance of this loan amounts to 3,620,597 and 9,804,836, respectively.

13.3.6.	Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. signed into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the executed agreement, this loan accrued interest at LIBOR plus 5.95% As a consequence of the suspension of the LIBOR rate, which occurred on June 30, 2023, Vientos La Genoveva II S.A.U. and Banco de Galicia y Buenos Aires S.A. signed an amendment to the loan agreement on July 21, 2023, whereby the interest rate was changed to the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.42826% applicable from July 24, 2023. The loan is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

CENTRAL PUERTO S.A.

Within the framework of the loan agreement, the subsidiary Vientos La Genoveva II S.A.U. has committed to maintain: (i) a financial debt and EBITDA ratio lower than 3.75 until the end of June 2025 and lower than 2.25 from that date onwards; and (ii) an EBITDA and financial debt service ratio higher than 1.00 until late June 2025 and higher than 1.10 from that date onwards, both until the total payment of the owed amounts. Finally, there are certain requirements that such subsidiary must fulfill for dividend payments. As of December 31, 2024, the subsidiary has met such obligations.

In addition, as guarantee of the obligations undertaken, the subsidiary Vientos la Genoveva II S.A.U. has a pledge in favor of Banco de Galicia Buenos Aires S.A. with a first degree recording on the financed assets.

Other agreements and related documents, like the Collateral (in which CPSA fully, unconditionally and irrevocably guaranted, as the main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, whichever happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

On September 3, 2021, Vientos La Genoveva II S.A.U. fulfilled all the requirements and conditions to certify the occurrence of the project’s compliance date, as a result, the Collateral provided by the Company was released.

As of December 31, 2024 and 2023, the balance of this loan amounts to 11,204,220 and 29,122,858, respectively.

13.3.7.	Financial trust corresponding to Thermal Station Brigadier López

Within the framework of the acquisition of the Thermal Station Brigadier López, the Company assumed the capacity of trustee in the financial trust previously entered into by Integración Energética Argentina S.A., which was the previous owner of the thermal station. The financial debt balance at the transfer date of the thermal station was USD 154,662,725.

According to the provisions of the trust agreement, the financial debt accrued an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is higher, and was amortized monthly. On April 5, 2022, this loan was paid in full.

Under the subscribed trust guarantee agreement, as of December 31, 2024 and 2023, there are trade receivables with specific assignment amounting to 884,757 and 1,926,679, respectively.

During December 2024, CPSA initiated an arbitration with the Buenos Aires Stock Exchange to recover the amounts corresponding to the reserve fund and proceed with the subsequent dissolution of the Trust.

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

Within the framework of the mentioned program, on September 2, 2020, Corporate Bonds Class I were issued for an amount of USD 35,160,000 at a fixed 0% interest rate expiring on September 2, 2023; and Corporate Bonds Class II were issued for 1,109,925 (nominal value) at a variable interest rate equivalent to the BADLAR rate, plus an applicable margin of 0.97% expiring on September 2, 2021. After both maturity dates, Corporate Bonds Class I and Class II were fully paid.

Finally, on June 26, 2024 and considering the decisions taken at the Special General Shareholders’ Meetings of the Co-Issuers dated May 13, 2024, CNV decided to cancel the authorization duly granted to the Co-Issuers for the Public Offering of their corporate bonds, the early cancellation of the mentioned global co-issuance program and the termination of CNV corporate control over the Co-Issuers.

CENTRAL PUERTO S.A.

13.3.9.	CPSA Notes Program

On July 31, 2020, the Special Shareholders’ Meeting of the Company approved the creation of a new global issuance program of corporate bonds for a maximum amount of up to USD 500,000,000 (or its equivalent in other currencies), which shall be issued at short, mid or long term, simple, not convertible into shares, under the terms of the Corporate Bonds Act (the “Program”). Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the Shareholders’ Meeting. On October 29, 2020, CNV approved the creation of such program, which shall expire on October 29, 2025, in accordance with the regulations in force.

Within this program framework, the Company issued two types of corporate bonds. On the one hand, on September 17, 2023, the subscription and settlement of the Class A Corporate Bond (CB) took place, denominated, paid-in and payable in US dollars abroad. The characteristics of this CB are the following: i) face value issued: USD 37,232,818, ii) interest rate, determined by bidding: 7%, iii) periodicity of the interest coupon: semi-annual, iv) amortization: bullet, v) term: 30 months to be counted as from September 17, 2023 and vi) applicable law and deposit place: Argentina, Caja de Valores S.A. On the other hand, on October 17, 2023, subscription and settlement of the international bond denominated “10% Senior Notes due 2025” (Class B CB) took place. Such bond is denominated, paid-in and payable in US dollars abroad, under the Reg S scheme. The characteristics of this bond are the following: i) face value issued: USD 50,000,000, ii) interest rate, determined by bidding: 10%, iii) periodicity of the interest coupon: semi-annual, iv) amortization: bullet, v) term: 24 months to be counted as from October 17, 2023 and vi) applicable law and deposit place: New York, Euroclear.

Finally, on October 20, 2023, the Company decided to reopen the Class A CB. This procedure allows the Company to offer in the market security which replicates the conditions of the security already offered, incorporating the interest rate determined in the original offer (7%) and bidding the price. As a result of this process, the Company issued an additional USD 10,000,000 for the Class A CB, with an issuance price of 102.9%.

13.3.10.	CPSA´s Shares Buyback Program

On August 24, 2023, the Company's Board of Directors approved the creation of a new program for the acquisition of the shares issued by the Company as per the regulations in force, for a maximum amount of up to USD 10,000,000 or the lowest amount resulting from the acquisition until reaching 10% of the share capital and for a 180-calendar-day period counted as from the business day following the publication of the purchase in the market’s media, which shall be subject to any term renewal or extension.

The acquisition procedures may be conducted by the Company and/or its subsidiaries with a daily limit for operations of up to 25% of the average volume of daily transactions for the share in the markets in which it is listed, considering to such end the previous 90 trading business days. The maximum price to be paid for the shares is USD 8 per American Depositary Receipt (“ADR”) in the NYSE and up to a maximum of ARS 605 per share in BYMA, which was increased to ARS 800 per share as per the decision of the Company's Board of Directors on October 17, 2023. As of December 31, 2024, the Group acquired 2,552,027 of its own shares under the program for a total amount of 1,316,069.

The transactions conducted through this program have been recorded as acquisitions of treasury shares in accordance with IAS 32. Therefore, the consideration paid for such shares was directly recorded against Equity under the “Other equity accounts” item.

13.3.11.	Mitsubishi Corporation Loan

On November 29, 1996, the Company Central Costanera S.A. entered into an agreement with Mitsubishi Corporation for the installation of a combined cycle power station. The original agreement included a USD 192.5 million financing for 12 years from the provisional reception of the project, with an annual 7.42 % fixed rate and semiannual capital and interest amortization.

CENTRAL PUERTO S.A.

On October 27, 2014, Central Costanera S.A. and Mitsubishi Corporation agreed to the restructuring of this liability. Among the main restructuring conditions, the following stand out: accrued and accumulated interest forgiveness as of September 30, 2014 amounting to USD 66,061,897; the rescheduling of capital repayment for the amount of USD 120,605,058 for an 18-year term, with a 12-month grace period, which must be fully repaid before December 15, 2032; a minimum annual payment of USD 3,000,000 for principal, in quarterly installments; an annual 0.25% fixed rate; and certain dividend payment restrictions were agreed upon.

Considering the restrictions imposed by the Argentine Central Bank described in Note 22, several amendments to the loan agreement were entered into since September 30, 2020.

The loan considers certain financial restrictions, which as of December 31, 2024 have been fully met by Central Costanera S.A. Moreover, as a guarantee of the obligations undertaken, Central Costanera S.A. has a first degree recording pledge on the financed assets in favor of Mitsubishi Corporation. The amount of the pledge has varied depending on the refinancing obtained.

As of December 31, 2024 and 2023, the liabilities balance amounted to 34,480,916 and 74,326,341, respectively.

13.3.12.	Loan from Equinor Wind Power AS

As a result of the acquisition of the Guañizuil II A solar farm, the Group assumed the liabilities corresponding to the loan granted to the subsidiary CP Cordillera Solar S.A. (“CPCS”) by its previous shareholder Equinor Wind Power AS for a capital amount of USD 62,199,879 and interest amounting to USD 8,983,951. As collateral for this loan, CPCS timely granted a first-degree pledge over certain properties, plant, and equipment of said company in favor of Equinor Wind Power AS.

On October 18, 2023, both parties agreed to a refinancing plan for a period of 24 months from the refinancing date at an annual rate of 9%. Additionally, on that date, CPCS repaid a principal amount of USD 40 million with the funds obtained through the loan detailed in Note 13.3.13.

Moreover, as a result of the acquisition, the Group assumed the liabilities for the Junior Shareholder Loan Agreement granted to CPCS with a USD 1,768,897 balance, which on October 18, 2023, was refinanced at a 9% annual rate to be paid 24 months after the refinancing date.

On September 6 and October 7, 2024, both loans were fully repaid. As of December 31, 2023, the loan balance amounted to 31,869,295.

13.3.13.	Loan from Banco Santander International

On October 18, 2023, the subsidiary CPCS agreed to a financing agreement with Banco Santander International for an amount of USD 40 million at an annual rate of 6.5%, to be paid 24 months after the granting of the loan.

As of December 31, 2024 and 2023, the loan balance amounted to 41,831,547 and 71,374,013, respectively.

13.3.14.	Short-term loans for import financing

As of December 31, 2024, the subsidiary Vientos La Genoveva II S.A.U. had agreed to several short-term loans with Banco Santander S.A. (Uruguay) for a total amount of USD 1,353,776. These loans accrue interest at an effective annual rate of 7% with maturities between January 28, 2025, and March 9, 2025. As of the date of issuance of these financial statements, these loans have been fully repaid at its due dates.

The aforementioned loans are intended to finance the acquisition of trackers, panels and inverters and transformation centers to be installed in the San Carlos solar farm (see Note 20.10).

CENTRAL PUERTO S.A.

As of December 31, 2024, CPSA has several short-term loans with Banco Santander S.A. (Uruguay) for a total of USD 252,899 to finance the acquisition of equipment to be used in the Brigadier Lopez combined cycle closing project. These loans accrue interest at an effective annual rate of between 7% and 8%, with maturities between January 9, 2025, and April 30, 2025.

On November 4, 2024, the subsidiary Central Costanera S.A. signed a short-term loan with Banco Santander S.A. (Uruguay) for a total of USD 36,318 to finance the import of materials and equipment. This loan accrues interest at an effective annual rate of 7%, with a scheduled maturity date of May 5, 2025.

13.4.	Changes in liabilities arising from financing activities

	01-01-2024	Incorporation by acquisition of companies	Payments (1)	Non-cash transactions	Disbursements (2)	Other (3)	31-12-2024
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Non-current liabilities

Loans and borrowings	623,618,208	—	—	(260,433,723)	—	(133,171,928)	230,012,557

Current liabilities

Loans and borrowings	106,291,772	—	(139,594,652)	(157,778,832)	99,913,486	241,946,036	150,777,810

	01-01-2024	Incorporation by acquisition of companies	Payments (1)	Non-cash transactions	Disbursements (2)	Other (3)	31-12-2024
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Non-current liabilities

Loans and borrowings	306,793,547	44,524,487	—	(328,153,997)	151,703,215	448,750,956	623,618,208

Current liabilities

Loans and borrowings	123,325,354	82,252,388	(235,334,831)	(149,456,490)	8,671,600	276,833,751	106,291,772

(1)	As of December 31, 2024 and 2023, includes NON-CASH movements (payments through the TRUST), in ARS 4,930,248 and 4,233,242, respectively
(2)	As of December 31, 2024, includes NON-CASH movements (disbursements received through the pre-financing), in ARS 13,564,633
(3)	As of December 31, 2024 and 2023, includes paid interest in ARS 43,713,532 and 51,015,832, respectively

The “Non-cash transactions” column includes the income for exposure to change in purchasing power of currency (income on net monetary position), which amounted to 418,228,652 and 478,210,563 as of December 31, 2024 and 2023, respectively. The “Other” column includes the effect of reclassification of non- current portion to current due to the passage of time, the foreign exchange movement and the effect of accrued but not yet paid interest. The Group classifies interest paid as cash flows from financing activities.

13.5.	Quantitative and qualitative information on fair values

Information on the fair value of financial assets and liabilities by category

The following tables is a comparison by category of the carrying amounts and the relevant fair values of financial assets and liabilities.

	Carrying amount		Fair value
	12-31-2024	12-31-2023	12-31-2024	12-31-2023
	ARS 000	ARS 000	ARS 000	ARS 000

Financial assets

Trade and other receivables	354,449,512	687,866,964	354,449,512	687,866,964
Other financial assets	254,276,870	279,137,265	254,276,870	279,137,265
Cash and cash equivalents	3,842,404	29,333,834	3,842,404	29,333,834
Total	612,568,786	996,338,063	612,568,786	996,338,063

Financial liabilities

Loans and borrowings	380,790,367	729,909,980	380,762,336	729,053,923
Total	380,790,367	729,909,980	380,762,336	729,053,923

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

Fair value of loans and borrowings approximates their book value.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, as described in Note 2.2.2, the Company’s financial assets, that were measured at fair value on recurring basis as of December 31, 2024 and 2023:

	Fair value measurement using:
12-31-2024	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000

Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	12,890,967	12,890,967	—	—
Public debt securities	225,195,695	225,195,695	—	—
Stocks and corporate bonds	1,179,100	1,179,100	—	—
Interest rate swap	6,634,213	—	6,634,213	—
Interest in companies (Note 20.8)	8,376,895	8,376,895	—	—
Total financial assets measured at fair value	254,276,870	247,642,657	6,634,213	—

	Fair value measurement using:
12-31-2023	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000

Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	39,204,922	39,204,922	—	—
Public debt securities	223,594,222	223,594,222	—	—
Stocks and corporate bonds	5,537,481	5,537,481	—	—
Interest rate swap	10,800,640	—	10,800,640	—
Total financial assets measured at fair value	279,137,265	268,336,625	10,800,640	—

CENTRAL PUERTO S.A.

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 19.

13.6.	Other financial assets

	12-31-2024	12-31-2023
	Book value	Book value
	ARS 000	ARS 000

CURRENT ASSETS

Financial assets at fair value through profit or loss

Public debt securities issued by the National Government	133,328,233	102,484,972
Public debt securities - T-Bills	91,867,462	45,822,256
Mutual funds	12,144,974	37,781,040
Stocks and corporate bonds	1,179,100	5,537,481
Interest rate swap	1,655,617	4,008,913
	240,175,386	195,634,662

NON-CURRENT ASSETS

Financial assets at fair value through profit or loss

Public debt securities - T-Bills	—	75,286,994
Mutual funds	745,990	1,423,882
Interest rate swap	4,978,596	6,791,727
Interest in companies - AbraSilver Resource Corp	8,376,895	—
	14,101,481	83,502,603
Financial assets at amortized cost

Unquoted shares:

- TSM	389,219	389,219
- TMB	471,151	471,151
	860,370	860,370
	14,961,851	84,362,973

The information on the objectives and financial risk management policies is included in Note 19.

CENTRAL PUERTO S.A.

13.7.	Financial assets and liabilities in foreign currency

	12-31-2024					12-31-2023
Account	Currency and amount (in thousands)		Effective exchange rate (1)		Book value	Currency and amount (in thousands)		Book value
					ARS 000			ARS 000
NON-CURRENT ASSETS

Trade and other receivables	USD	132,339	1,032.50	(2)	136,639,897	USD	191,195	336,615,409
Other financial assets	USD	12,979	1,029.00		13,355,197	USD	46,796	82,078,722
					149,995,094			418,694,131

CURRENT ASSETS

Cash and cash equivalents	USD	3,582	1,029.00		3,685,878	USD	14,046	24,636,364
	EUR	1	1,068.62		1,069	EUR	2	3,874
Other financial assets	USD	130,751	1,029.00		134,542,779	USD	66,180	116,079,914
Trade and other receivables	USD	112,540	1,032.50	(2)	116,197,550	USD	105,677	186,053,084
	USD	19,974	1,029.00		20,553,246	USD	18,607	32,636,252
					274,980,522			359,409,488
					424,975,616			778,103,619

NON-CURRENT LIABILITIES

Loans and borrowings	USD	277,409	1,032.00		286,286,088	USD	363,490	639,928,020
Trade and other payables	USD	2,142	1,032.00		2,210,544	USD	2,319	4,082,624
					288,496,632			644,010,644

CURRENT LIABILITIES

Loans and borrowings	USD	87,370	1,032.00		90,165,840	USD	60,002	105,633,902
Trade and other payables	USD	59,468	1,032.00		61,370,976	USD	38,950	68,571,867
	EUR	2,553	1,074.31		2,742,719	EUR	1,532	2,984,882
	SEK	1,832	94.36		172,858	SEK	202	35,637
					154,452,393			177,226,288
					442,949,025			821,236,932

USD: US dollar. EUR: Euro.

SEK: Swedish Crown.

(1)	At the exchange rate prevailing as of December 31, 2024 as per Banco de la Nación Argentina.
(2)	At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of December 31, 2024 as per the Argentine Central Bank.

14.	Non-financial assets and liabilities

14.1.	Other non-financial assets

	12-31-2024	12-31-2023
	ARS 000	ARS 000
Non-current:

Tax credits	81,571	311,294
Income tax credits	601,213	341,632
Prepayments to vendors	4,414	9,823
	687,198	662,749

Current:

Upfront payments of inventories purchases	24,178,756	10,359,136
Prepayment insurance	2,627,135	1,145,637
Tax credits	7,340,665	7,327,763
Dividends receivable from associated companies (Note 18)	—	6,368,591
Others	1,474,077	1,410,919
	35,620,633	26,612,046

CENTRAL PUERTO S.A.

14.2.	Other non-financial liabilities

	12-31-2024	12-31-2023
	ARS 000	ARS 000
Non-current:

VAT payable	23,679,401	58,403,550
Tax on bank account transactions payable	1,102,936	2,740,616
	24,782,337	61,144,166

Current:

VAT payable	26,583,014	42,786,530
Turnover tax payable	700,702	791,431
Income tax withholdings payable	956,759	8,531,927
Concession fees and royalties	576,364	657,267
Tax on bank account transactions payable	1,755,233	2,424,095
Others	42,107	595,292
	30,614,179	55,786,542

14.3.	Compensation and employee benefits liabilities

	12-31-2024	12-31-2023
	ARS 000	ARS 000
Non-current:

Employee long-term benefits	7,669,181	7,206,430

Current:

Employee long-term benefits	3,490,531	3,121,156
Vacation and annual statutory bonus	11,856,755	10,370,812
Contributions payable	3,614,074	3,366,987
Bonus accrual	14,607,111	16,922,322
Others	304,410	466,008
	33,872,881	34,247,285

The following tables summarize the components of net benefit expense recognized in the consolidated statement of income as long-term employee benefit plans and the changes in the long-term employee benefit liabilities recognized in the consolidated statement of financial position.

	12-31-2024	12-31-2023	12-31-2022
	ARS 000	ARS 000	ARS 000
Benefit plan expenses

Cost of interest	9,888,962	671,328	388,292
Cost of service for the current year	966,025	5,913,273	1,930,636
Past service cost	(551,161)	442,123	—
Expense recognized during the year	10,303,826	7,026,724	2,748,538

Defined benefit obligation at beginning of year	10,084,365	6,238,358	6,227,345

Incorporation from business combination	—	4,044,221	—
Cost of interest	9,888,962	1,970,676	1,381,593
Cost of service for the current year	966,025	3,064,289	277,871
Past service cost	(551,161)	442,123	429,611
Actuarial (Gains) losses	(1,615,981)	2,515,904	1,592,649
Benefits paid	(388,677)	(947,703)	(640,260)
Decrease due to gain on net monetary position	(7,223,821)	(7,243,503)	(3,030,451)
Defined benefit obligation at end of year	11,159,712	10,084,365	6,238,358

CENTRAL PUERTO S.A.

The main key assumptions used to determine the obligations as of year-end are as follows:

Main key assumptions used	2024	2023

Discount rate	5.50%	5.50%

Increase in the real annual salary	2.00%	2.00%

Turnover of participants	0.73%	0.73%

A one percentage point change in the discount rate applied would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2024 year-end	(761,853)	888,147
Effect on the benefit obligation as of the 2023 year-end	(762,978)	892,905

A one percentage point change in the annual salary assumed would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2024 year-end	824,231	(720,712)
Effect on the benefit obligation as of the 2023 year-end	831,121	(723,901)

As of December 31, 2024 and 2023, the Group had no assets in connection with employee benefit plans.

15.	Cash and cash equivalents

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flow, cash and short-term deposits comprise the following items:

	12-31-2024	12-31-2023
	ARS 000	ARS 000

Cash at banks and on hand	3,842,404	29,333,834

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

On April 29, 2022, the Shareholders´ Meeting of the Company approved that the unappropriated earnings (loss) as of December 31, 2021 amounting to 9,689,443 were absorbed into the voluntary reserve.

On December 23, 2022, the Shareholders´ Meeting of the Company decided to partially deallocate the voluntary reserve by 29,588,620 for distribution of a cash dividend.

On April 28, 2023, the Shareholders’ Meeting of the Company approved an increase in the legal reserve in the amount of 6,455,993 and to allocate the remaining unappropriated earnings as of December 31, 2022 to the creation of a voluntary reserve in order to be used for future dividends payment based on the evolution of the Company´s financial situation and in accordance with the current Company´s dividends distribution policy. On September 15, 2023, such reserve was increased by 303,764,732 through the partial deallocation of the voluntary reserve as decided by the Company’s Shareholders’ Meeting on that date.

CENTRAL PUERTO S.A.

On November 2, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 29.72 ARS per share (value in historical currency).

On December 1, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 32.431222 ARS per share (value in historical currency).

On December 15, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 11 ARS per share (value in historical currency).

On January 2, 2024, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 5.75 ARS per share (value in historical currency).

On April 30, 2024, the Shareholders’ Meeting of the Company approved an increase in the legal reserve in the amount of 16,119,282 and to allocate the remaining unappropriated earnings as of December 31, 2023 to increase a voluntary reserve in order to be applied to future dividends payment based on the evolution of the Company´s financial situation and according to current Company´s dividends distribution policy.

On November 7, 2024, the Company´s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 39.47 ARS per share (value in historical currency).

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

In connection with loans described in Notes 13.3.1, 13.3.4, 13.3.5, 13.3.6 and 13.3.11 there are certain requirements to be fulfilled by the subsidiaries CP Achiras S.A.U., CP La Castellana S.A.U., CPR Energy Solutions S.A.U., Vientos La Genoveva II S.A.U., Central Costanera S.A. and Vientos La Genoveva S.A.U. in order for them to distribute dividends.

Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018, that are to be paid to Argentine resident individuals and/or non-Argentine residents, are subject to a 7% income tax withholding on the amount of such dividends.

17.	Provisions

	2024						2023
Item	At beginning	Increases	Decreases		Recoveries	At end	At end
	ARS 000	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000

Current

Provision for lawsuits and claims	3,536,823	2,487,563	(2,253,376	)(1)	(830,766)	2,940,244	3,536,823
Total 2024	3,536,823	2,487,563	(2,253,376)		(830,766)	2,940,244
Total 2023	312,728	3,568,122 (2)	(296,740	)(1)	(47,285)		3,536,823

Non-current

Provision for wind and solar farms dismantling	2,095,659	82,782	(1,133,304	)(1)	—	1,045,137	2,095,659
Total 2024	2,095,659	82,782	(1,133,304)		—	1,045,137
Total 2023	402,628	1,938,268	(245,237	)(1)	—		2,095,659

(1)	Relates to the effect of the inflation for the year.
(2)	Includes 2,507,690 that were added to the Company’s equity through the business combinations described in Note 2.2.20.

CENTRAL PUERTO S.A.

18.	Information on related parties

The following table provides the transactions performed for the years ended December 31, 2024, 2023 and 2022, and the accounts payable to/receivable from related parties as of December 31, 2024, 2023 and 2022:

		Income	Expenses	Receivables	Payables
		ARS000	ARS000	ARS000	ARS000

Associates:

Termoeléctrica José de San Martín S.A.	12-31-2024	—	—	—	—
	12-31-2023	497	—	—	—
	12-31-2022	4,543	—	340	—

Distribuidora de Gas Cuyana S.A. (1)	12-31-2024	300,546	12,585,818	—	1,379,412
	12-31-2023	97,170	9,921,370	—	617,464
	12-31-2022	117,616	8,875,719	—	799,295

Distribuidora de Gas del Centro S.A.	12-31-2024	—	—	—	—
	12-31-2023	97,279	—	—	—
	12-31-2022	117,616	—	—	43,943

Ecogas Inversiones S.A.	12-31-2024	—	—	—	—
	12-31-2023	—	—	6,368,591	—
	12-31-2022	—	—	—	—

Energía Sudamericana S.A.	12-31-2024	36,869	—	27,297	—
	12-31-2023	94,779	—	—	—
	12-31-2022	—	—	—	—

Related companies:

RMPE Asociados S.A. (2)	12-31-2024	1,935	6,990,811	31	—
	12-31-2023	1,550	7,147,266	—	—
	12-31-2022	3,410	9,354,506	54	—

RPU Agropecuaria S.A.	12-31-2024	2,350	—	—	—
	12-31-2023	—	—	—	—
	12-31-2022	—	—	—	—

Full Logistics S.A.	12-31-2024	7,558	—	35,660	—
	12-31-2023	—	—	—	—
	12-31-2022	—	—	—	—

M. Dodero Compañía General de Servicios S.A.	12-31-2024	4,175	—	19,954	—
	12-31-2023	—	—	—	—
	12-31-2022	—	—	—	—
Total	12-31-2024	353,433	19,576,629	82,942	1,379,412
	12-31-2023	291,275	17,068,636	6,368,591	617,464
	12-31-2022	243,185	18,230,225	394	843,238

(1)	Acquisition of natural gas for our thermal station located in Mendoza province. The purchase price is set according to current regulation of the natural gas market.
(2)	Administrative, financial, commercial, human resources and general management services rendered under the terms of the management assistance agreement. The management assistance fee is calculated as a percentage of revenues.

Balances and transactions with shareholders

As at December 31, 2024 and 2023, there is a balance of 100,334 and 41,523 due from shareholders, corresponding to the tax on personal goods paid by the Company as a substitute taxpayer.

As described in Note 2.2.16, on January 18, 2017, the subsidiary CPR entered into a stock option agreement with its minority shareholder at that time.

CENTRAL PUERTO S.A.

During the fiscal year ended December 31, 2024, the Group sold 2.96% of its shareholding in controlled companies, without losing control over these companies. According to IFRS 10, the effects of this transaction were recognized directly in equity.

On January 7, 2025, the Shareholders' Meeting of the subsidiary CPR approved the redemption of all the shares owned by CPR minority shareholders, except for one share retained by Vientos la Genoveva II S.A.U., under the terms of article 220 paragraph 1 of the General Companies Law ("LGS"), and voluntarily reduced the capital stock under the terms of article 203 of the LGS. Subsequently, on March 31, 2025 CPSA acquired the share that had been retained by Vientos La Genoveva II S.A.U.

On March 31, 2025, CPSA’s Board of Directors approved proceeding with the corporate reorganization whereby, subject to approval by the Shareholders’ Meeting of the companies involved convened for May 22, 2025, CPSA will absorb CPR’s assets and liabilities, thereby assuming ownership of all assets, liabilities, rights, and obligations of CPR as of the effective date of the merger. Since CPSA holds 100% of CPR’s shares, CPSA’s equity will not increase as a result of the merger. As a result of the merger, CPR will be dissolved without liquidation. The effective date of the merger shall occur after CNV grants administrative approval.

Key management personnel compensation

During 2024, 2023 and 2022, short-term employee benefits compensation for key management personnel amounted to approximately Argentine pesos 3,734 million, 1,215 million and 408 million, respectively (all figures stated in nominal values).

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the years ended December 31, 2024, 2023 and 2022, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

19.	Financial risk management objectives and policies

– Interest rate risk

Interest rate variations affect the value of assets and liabilities accruing a fixed interest rate, as well as the flow of financial assets and liabilities with floating interest rates.

The Company´s risk administration policy is defined for the purposes of reducing the effect of the purchasing power loss. During most of 2024 and 2023 net monetary positions have been assets; hence, during such period the Company sought to mitigate the risk by implementing adjustment mechanisms through interest and exchange differences. Consequently, during 2024 and 2023, item Loss on net monetary position registered a net loss due to inflation-exposure of monetary items.

Interest rate sensitivity

The following table shows the sensitivity of income before income tax for the year ended December 31, 2024, to a reasonably possible change in interest rates over the portion of loans bearing interest at a variable interest rate, with all other variables held constant:

Increase in percentage	Effect on income before income tax (Loss)
ARS 000

5%	(20,126,749)

CENTRAL PUERTO S.A.

– Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to the foreign currency risk at an ARS/USD ratio, mainly due to its operating activities, the investment projects defined by the Company and the financial debt related to the bank loans mentioned in Note 13.3. The Company does not use derivative financial instruments to hedge such risk. As of December 31, 2024, the net balance exposed to this risk amounts to USD 17,214 thousand, as existing foreign currency liabilities of USD 429,380 thousand exceed accounts receivables, other financial assets, and cash and short- term deposits in foreign currency of USD 412,166 thousand.

Foreign currency sensitivity

The following table shows the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of income before income tax as of December 31, 2024 (due to changes in the fair value of monetary assets and liabilities).

Change in USD rate	Effect on income before income tax (Loss)
ARS 000

10%	(1,771,384)

–	Price risk

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

The Finance Department is in charge of managing customer credit risk subject to policies, procedures and controls relating to the Group’s credit risk management. Customer receivables are regularly monitored. Although the Group has received no guarantees, it is entitled to request interruption of electric power flow if customers fail to comply with their credit obligations. In regard to credit concentration, see Note 13.1. The need to book impairment is analyzed at the end of each reporting period on an individual basis for major clients. The allowance recorded as of December 31, 2024, is deemed sufficient to cover the potential impairment in the value of trade receivables.

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

CENTRAL PUERTO S.A.

Liquidity risk

The Group manages its liquidity to guarantee the funds required to support its business strategy. Short-term financing needs related to seasonal increases in working capital are covered through short-and medium-term bank credit lines.

The table below summarizes the maturity profile of the Company’s financial liabilities.

	Less than 3 months	3 to 12 months	More than a year	Total
	ARS 000	ARS 000	ARS 000	ARS 000

As of December 31, 2024

Loans and borrowings	97,843,519	52,934,291	230,012,557	380,790,367
Trade and other payables	96,532,902	—	—	96,532,902
	194,376,421	52,934,291	230,012,557	477,323,269

As of December 31, 2023

Loans and borrowings	3,795,849	105,573,518	620,540,613	729,909,980
Trade and other payables	108,453,851	—	—	108,453,851
	112,249,700	105,573,518	620,540,613	838,363,831

Granted and received guarantees

The Group has posted a bank guarantee to cover the obligations undertaken under the Concession Agreement of Complejo Hidroeléctrica Piedra del Águila for 182,303. Additionally, and as established in PEN Decree No. 718/24 (see Note 1.2.l), the Group provided a surety insurance for the amount of USD 4,500,000 as a guarantee for the extension of the Concession Contract with a maximum term until December 28, 2025.

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

Regarding the agreement described in Note 13.3.13., the Group has granted T-BILLs as compliance guarantee for USD 42.1 million, which are included under current other financial assets.

Furthermore, the Group has carried out stock market guarantees, being these financial operations guaranteed with short-term negotiable securities in local currency.

Likewise, the Group entered into various guarantee agreements to provide performance assurance of its obligations arising from the agreements described in Notes 1.2.a), 13.3.1, 13.3.4, 13.3.5, 13.3.6, 13.3.11 and 20.3.

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

CENTRAL PUERTO S.A.

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

During the year 2018, the subsidiary company CPCS entered into an agreement with CAMMESA for the purchase of energy generated by the Guañizuil II A solar farm, for a period of 20 years from the beginning of operations (see Note 20.7).

Acquisition and operation of wind turbines

The Group has entered into agreements with Nordex Windpower S.A. for the operation and maintenance of Achiras and La Castellana wind farms for a 10-year term.

In addition, the Group has entered into agreements with Vestas Argentina S.A. for the operation and maintenance of wind farms La Genoveva I until August 30, 2040; La Genoveva II until May 31, 2039; La Castellana II until May 31, 2039; and Manque and Los Olivos until December 31, 2039.

CENTRAL PUERTO S.A.

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

During February 2024, the agreement with SACDE on the works, services, and necessary works to close the cycle was agreed on, having the “notice to proceed” been granted on February 26, 2024. The cycle closing works are in progress.

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

On October 18, 2023, the Group acquired from Equinor Wind Power A.S., Scatec Solar Netherlands B.V. and Scatec Solar Argentina B.V. 100% of the share capital and votes of Cordillera Solar VIII S.A., currently called CP Cordillera Solar S.A. ("CPCS"), and Scatec Equinor Solutions Argentina S.A., currently called CP Servicios Renovables S.A., owner and operating companies, respectively, of a solar farm located in the province of San Juan, with an approximate power of 100 MW. The solar farm has an agreement with CAMMESA for the purchase of generated energy for a 20-year term counted as from the operations beginning date of such farm. This acquisition has been recorded as an assets acquisition as per IFRS 3. For further information regarding CPCS loans see Notes 13.3.12 and 13.3.13.

CENTRAL PUERTO S.A.

20.8.	Acquisition of equity interest in AbraSilver Resource Corp.

On April 22, 2024, Proener S.A.U. entered into a shares subscription agreement for a 4% interest in the capital stock of AbraSilver Resource Corp. (a Canadian company listed in the Canadian stock market), which is the owner of the silver-gold project Diablillos located in the Northwest region of Argentina. The transaction price amounted to 10,000,000 Canadian dollars. The investment is valued at fair value as of the end of the fiscal year and classified under the item "Other Non-Current Financial Assets."

After the end of the fiscal year, on January 31, 2025, Proener S.A.U. made an additional share subscription for an amount of 25,741,477 Canadian dollars, through which its shareholding in AbraSilver Resource Corp. increased to 9.9%.

20.9.	Acquisition of interest in 3C Lithium Pte. Ltd.

On December 26, 2024, CPSA subscribed to 55,000,000 shares, equivalent to 27.5% of the share capital and voting rights of 3C Lithium Pte. Ltd. (a company incorporated under the laws of Singapore), which holds 100% of the share capital of Minera Cordillera S.A., an Argentine company that holds the mining rights to the 'Tres Cruces' project located in the province of Catamarca, Argentina. The subscription amount was USD 0.3636 per share, with an initial payment of USD 0.0636 per share made on December 27, 2024, and subsequent payments agreed upon by the parties. The 'Tres Cruces' project is a recently discovered lithium deposit, aimed at developing exploration, drilling, and mineral exploitation activities.

20.10.	San Carlos solar farm

On July 28, 2022, within the framework of Resolution MEyM No. 281/2017, the Group obtained dispatch priority allocation for the San Carlos Solar Farm project with a capacity of 10 MW, which was later increased to 15 MW, to be built in the locality of San Carlos, Province of Salta. On March 27, 2024, agreements were signed for the construction of the solar farm with the Chinese company Shanghai Electric Power Construction Company Ltd. Argentina. As of the date of these financial statements, the solar farm is under construction.

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

On December 10, 2023, new government authorities took office, which authorities issued a series of measures among whose main objectives the following stand out: flexibility of regulations for economic development, reduction of expenses towards reducing fiscal deficit, reduction of subsidies, among others. Within the context of the new government, on December 31, 2023 there was a significant devaluation of the Argentine peso which was reflected on the official exchange rate.

CENTRAL PUERTO S.A.

During 2024, the national government has taken actions to achieve fiscal balance, which allowed it to reach a primary and financial surplus relative to the Gross Domestic Product in a short period of time, and to begin a process of slowing down inflation.

Passing of Law No. 27742 “Law of Bases”

On June 28, 2024, Law No. 27742 (“Law of Bases”) was passed, which Law came into force after its enactment by the Executive Power.

Regarding energy, the Law of Bases modifies laws that form the regulatory framework of hydrocarbons, natural gas, biofuels, electricity, among others. These changes are projected with the aim of rearranging the relationship between the government and the market so as to give predominance to private initiatives in order to gain in competitive terms and maximize the rent obtained.

In this regard, the Law of Bases enables the Executive Power to modify the Laws No. 15336 on Electrical Energy and No. 24065 on the Regulatory Framework of Electric Energy, by guaranteeing the following bases:

–	Free international trade of electricity.

–	Free trade, competition and expansion of markets, and the possibility for the final user to choose the supplier.

–	A clear establishment of the different items to be paid by the final user.

–	The development of electricity transportation infrastructure through open, transparent, efficient and competitive mechanisms.

–	The review of administrative structures of the electricity sector, modernizing and professionalizing them.

The Law of Bases combines the gas and electricity regulators (ENRE and Enargas) in one National Gas and Electricity Regulatory Entity, which shall have the same functions as the current ones.

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

CENTRAL PUERTO S.A.

As of the issuance date of these financial statements, after the new authorities took office on December 10, 2023, the restrictions for the payment of imports with customs entry record prior to December 13, 2023 were reduced, while other BCRA restrictions to access to the Unique and Free Exchange Rate Market and to operate in the exchange rate market still apply.

On April 11, 2025, the Argentine government announced a set of measures aimed at easing the regulatory framework governing access to the foreign exchange market. These measures include: (i) the establishment of a floating exchange rate band within which the U.S. dollar may fluctuate in the foreign exchange market. The initial band was set between Ps. 1,000 and Ps. 1,400, with its boundaries to be adjusted at a monthly rate of 1%; (ii) the elimination of the Export Increase Program (Programa de Incremento Exportador), which had allowed for the settlement of export proceeds using a split mechanism of 80% through the foreign exchange market and 20% through the financial market (commonly referred to as the "Dólar Blend"); (iii) the removal of foreign exchange restrictions applicable to individuals, including the US$ 200 monthly purchase limit in the foreign exchange market and restrictions affecting those who had received government assistance during the pandemic, subsidies, or public employment, among others, as well as cross-restrictions contained in Central Bank Communication “A” 7340 ARCA will eliminate the tax surcharge currently applicable to the purchase of foreign currency in the foreign exchange market (while maintaining it for tourism and credit card payments); (iv) the authorization of dividend distributions by Argentine companies to foreign shareholders with respect to fiscal years beginning in 2025; (v) a relaxation of payment terms for foreign trade transactions, including: (a) imports of goods may now be paid through the foreign exchange market upon customs clearance (previously 30 days thereafter); (b) imports of goods by micro, small, and medium-sized enterprises (MiPyMEs) may be paid upon shipment from the port of origin (previously 30 days after customs clearance); (c) imports of services may be paid as from the date of service provision (previously 30 days thereafter); (d) imports of capital goods may now be paid with a 30% advance, 50% upon shipment, and 20% upon customs clearance (previously limited to a 20% advance and only applicable to MiPyMEs); and (e) imports of services between related parties may be paid once 90 days have elapsed from the date of service provision (previously 180 days); and (vi) a one-time elimination of the 90-day lookback period under Communication “A” 7340 applicable to legal entities, allowing such entities to resume access to the foreign exchange market under regular conditions.

Income Tax

On June 16, 2021, the Argentine Executive Power passed Law No. 27,630, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes payment of the tax based on a structure of staggered rates regarding the level of accumulated taxable net income. The estimated amounts in this scale will be annually adjusted as from January 1, 2022, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year. For fiscal year 2023 the applicable scale was the following: 25% up to an accumulated taxable net income of 14.3 million Ps.; 30% for the excess of such amount up to 143 million Ps.; and 35% for the excess of such amount. For fiscal year 2024 the applicable scale is the following: 25% up to an accumulated taxable net income of 34.7 million Ps.; 30% for the excess of such amount up to 347 million Ps.; and 35% for the excess of such amount.

Investment Promotion Plan

In order to boost the productive matrix and at the same time generate employment and fiscal resources, the national government has implemented during 2024 the "Incentives Regime for Large Investments" (RIGI), which will grant tax benefits, access to foreign currency for imports and, under certain conditions, allow the remittance of profits to those investment projects that are presented and approved corresponding to certain strategic sectors, capable of generating exports in the medium and long term.

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

