Form 20-F/A
period 2024-12-31
CENTRAL PUERTO S.A.
filed 2025-06-27
CIK 1717161

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1 to

FORM 20-F/A

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

I

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

II

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

Yes ☐             No ☐

III

EXPLANATORY NOTE

The Company is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2025 (the “2024 Form 20-F”), solely to supplement Item 18. Financial Statements and Item 19. Exhibits of the 2024 Form 20-F to provide separate consolidated financial statements of Ecogas Inversiones S.A. (including the Report of Independent Auditors with respect to such consolidated financial statements) as of December 31, 2024 (audited) and 2023 (unaudited) and for each of the years ended December 31, 2024 (audited), 2023 (unaudited) and 2022 (unaudited) as required under Rule 3-09 of Regulation S-X. Ecogas Inversiones S.A.’s financial statements were prepared and provided to the Company by Ecogas S.A. The remainder of the consolidated financial statements contained in the 2024 Form 20-F remain unchanged.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to this Form 20-F/A.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2024 Form 20-F or reflect any events that have occurred after the 2024 Form 20-F was filed on April 25, 2025. The filing of this Form 20-F/A, and the inclusion of newly executed certifications and exhibits, should not be understood to mean that any other statements contained in the 2024 Form 20-F are true and complete as of any date subsequent to April 25, 2025. This amendment does not otherwise update the disclosures, including forward-looking information, set forth in the 2024 Form 20-F, as originally filed, and does not otherwise reflect events occurring after the original filing of the 2024 Form 20-F on April 25, 2025.

IV

TABLE OF CONTENTS

Item 18. Financial Statements	6
Item 19. Exhibits	6

V

Item 18. Financial Statements

Our audited consolidated financial statements (including the Report of Independent Auditors with respect to such consolidated financial statements) as of December 31, 2024 and 2023 and for each of the years ended December 31, 2024, 2023 and 2022 were included in pages F-1 to F-80 of the 2024 Form 20-F.

The consolidated financial statements of Ecogas Inversiones S.A. (including the Report of Independent Auditors with respect to such consolidated financial statements) as of December 31, 2024 (audited) and 2023 (unaudited) and for each of the years ended December 31, 2024 (audited), 2023 (unaudited) and 2022 (unaudited) are included in pages F-1 to F-53 of this Form 20-F/A.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1.	English translation of bylaws of Central Puerto S.A. (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 29, 2024).

2.1.	Amended and Restated Deposit Agreement among Central Puerto S.A., JPMorgan Chase Bank, N.A., as depositary and holders and beneficial owners of American Depositary Receipts (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 29, 2024).

2.(d).	Description of rights of the securities registered under Section 12 of the Securities Exchange Act of 1934.

4.3.	Common Terms Agreement (the “Common Terms Agreement”), dated as of October 20, 2017, among CP La Castellana S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and the International Finance Corporation (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.4.	Amendment and Waiver to the Common Terms Agreement, dated as of December 22, 2017 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.5.	Loan Agreement, dated as of October 20, 2017, among CP La Castellana S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, and the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

6

4.6.	Loan Agreement, dated as of October 20, 2017, among CP La Castellana S.A.U. and the International Finance Corporation (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.7.	English translation of Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011, dated as of November 25, 2010, among the Secretariat of Energy of the Ministry of Federal Planification, Public Investment and Services, and the generators named therein (the “FONINVEMEM Arrangement for CVOSA”) (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.8.	English translation of Addendum No. 1 to the Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011, dated as of April 12, 2011, among the Secretariat of Energy of the Ministry of Federal Planification, Public Investment and Services, and the generators named therein (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.9.	English translation of Addendum No. 2 to the Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011, dated as of June 25, 2012, among the Secretariat of Energy of the Ministry of Federal Planification, Public Investment and Services, and the generators named therein (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.10.	English translation of Final Agreement for the Management and Operation of Projects for the Reconversion of the MEM Under the Scope of Resolution No. 1427/2004 Issued by the Secretariat of Energy, as dated October 17, 2005, among the Argentine Secretariat of Energy and the generators named therein (the “FONINVEMEM Arrangement for TJSM and TMB”) (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.11.	English translation of the Offer to Transfer the La Plata Steam and Electric Power Cogeneration Plant, dated as of December 15, 2017, from Central Puerto S.A. to YPF Energía Eléctrica S.A. (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.12.	Common Terms Agreement, dated as of January 17, 2018, among CP Achiras S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and the International Finance Corporation (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.13.	Loan Agreement, dated as of January 17, 2018, among CP Achiras S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, and the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

7

4.14.	Loan Agreement, dated as of January 17, 2018, among CP Achiras S.A.U. and the International Finance Corporation (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.16.	Wind Farm Omnibus Amendment and Agreement, dated March 16, 2018, among CP Achiras S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and the International Finance Corporation (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 27, 2018).

4.18	Brigadier Lopez Power Plant transfer contract (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F/A (File No. 001-38376), filed with the Commission on April 29, 2020).

8.1.	List of subsidiaries of Central Puerto S.A. as of the date of this annual report.

11.1.	Code of Ethics of Central Puerto S.A., as amended (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 27, 2018).
11.2	Insider Trading Policy of Central Puerto S.A.

12.1.	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2.	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.2.	Consent of Vaisala, Inc. (incorporated by reference to Exhibit 23.5 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 29, 2024).

101	XBRL Instance Document and related items.

8

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to the 2024 Form 20-F on its behalf.

CENTRAL PUERTO S.A.

By:	/S/ ENRIQUE TERRANEO
Name: Enrique Terraneo Title: Chief Financial Officer

Date: June 27, 2025.

9

10

Report of Independent Auditors

To the Board of Directors of Ecogas Inversiones S.A.:

Opinion

We have audited the consolidated financial statements of Ecogas Inversiones S.A. (“the Company”) which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other matter

The accompanying balance sheet of the Company as of December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended on December 31, 2023 and 2022 were not audited, reviewed, or compiled by us, and, accordingly, we do not express an opinion or any other form of assurance on them.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters identified during the audit.

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

Member of Ernst & Young Global Limited

City of Buenos Aires, Argentina

June 25, 2025

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Stated in thousands of ARS, except the amounts of net income per share expressed in ARS)

	Notes	12.31.2024	12.31.2023	12.31.2022
		ARS 000	ARS 000	ARS 000
			(unaudited)	(unaudited)
Income from ordinary activities	3	488,882,678	318,269,609	372,072,205
Cost of sales	4	(314,724,967)	(258,458,628)	(289,018,720)
Administrative expenses	5	(21,247,594)	(30,754,508)	(28,966,623)
Selling expenses	5	(52,533,669)	(36,795,137)	(40,288,927)
Other operating income	6	7,199,599	13,866,796	10,826,208
Other operating expenses	6	(4,542,839)	(3,866,588)	(4,336,718)
Operating income		103,033,208	2,261,544	20,287,425

Financial income	6	6,455,643	95,717,084	13,611,147
Financial costs	6	(8,744,995)	(7,520,205)	(6,609,445)
Interest in the net income (loss) of associates	7	556,063	190,436	(867)
Loss on net monetary position		(24,706,395)	(54,807,203)	(30,110,157)
Income (loss) before income tax		76,593,524	35,841,656	(2,821,897)

Income tax	8	(35,640,796)	(6,397,308)	(6,585,424)
Net comprehensive income (loss) for the fiscal year		40,952,728	29,444,348	(9,407,321)

Income (loss) attributable to:
Owners of the parent		23,480,460	17,845,514	(3,635,775)
Non-controlling interest		17,472,268	11,598,834	(5,771,546)
Net comprehensive income (loss) for the fiscal year		40,952,728	29,444,348	(9,407,321)

Income (loss) per share:
Basic and diluted	9	1,656.03	1,258.61	(256.42)

ECOGAS INVERSIONES S.A.

CONSOLIDATED BALANCE SHEET

as of December 31, 2024

	Notes	12.31.2024	12.31.2023
		ARS 000	ARS 000
ASSETS			(unaudited)
NON-CURRENT ASSETS
Property, plant and equipment	10	378,533,600	388,101,563
Investment property	11	4,823,470	4,930,839
Intangible assets	12	2,869,365	2,645,027
Investments in associates	7	1,272,180	716,117
Receivables from related entities	16	-	59,534
Other non-financial assets	14.1	79,094	75,533
Trade receivables and other receivables	13.1	29	63
Total Non-Current assets		387,577,738	396,528,676

CURRENT ASSETS
Inventories	14.2	667,363	1,026,007
Income tax receivable	8	-	818,576
Receivables from related entities	16	1,073,015	225,270
Other financial assets	13.2	81,001,651	63,586,235
Other non-financial assets	14.1	9,441,924	8,342,651
Trade receivables and other receivables	13.1	89,789,292	51,492,356
Cash and cash equivalents	2.3.3	32,895,903	10,180,323
Total Current assets		214,869,148	135,671,418
TOTAL ASSETS		602,446,886	532,200,094

EQUITY AND LIABILITIES
EQUITY
Issued capital	17.3	141,787	141,787
Capital adjustment	17.4	143,743,772	143,743,772
Share premium	17.5	1,588,735	1,588,735
Legal reserve	17.6	9,141,219	8,248,944
Optional reserves	17.7	25,587,232	17,780,066
Cumulative retained earnings		27,083,896	17,845,514
Equity attributable to owners of the parent		207,286,641	189,348,818
Non-controlling interest		175,464,276	158,569,570
Total Equity		382,750,917	347,918,388

NON-CURRENT LIABILITIES
Trade payables and other payables	13.3	1,936,450	759,974
Other non-financial liabilities	14.3	8,875	3,517
Wages and social security contributions	14.4	-	8,343
Deferred-tax liability	8	83,226,137	86,653,228
Total Non-Current liabilities		85,171,462	87,425,062

CURRENT LIABILITIES
Trade payables and other payables	13.3	84,868,741	42,463,425
Other non-financial liabilities	14.3	4,135,382	5,837,788
Wages and social security contributions	14.4	4,137,048	4,599,596
Payables to related entities		16,148	-
Income tax payable		31,251,307	-
Provisions	15	4,181,670	7,394,060
Dividends payable	16	-	32,884,164
Tax payable	14.5	5,934,211	3,677,611
Total Current liabilities		134,524,507	96,856,644
TOTAL LIABILITIES		219,695,969	184,281,706
TOTAL LIABILITIES AND EQUITY		426,982,610	373,630,524

ECOGAS INVERSIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

ITEM	SHARE CAPITAL				ACCUMULATIVE INCOME (LOSS)				EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT ARS 000	NON-CONTROLLING INTEREST ARS 000	TOTAL EQUITY ARS 000
	COMMON SHARES FACE VALUE ARS 000	SHARE CAPITAL ADJUSTMENT ARS 000	SHARE PREMIUM ARS 000	TOTAL ARS 000	LEGAL RESERVE ARS 000	VOLUNTARY RESERVE FOR FUTURE PAYMENTS OF DIVIDENDS ARS 000	ACCUMULATIVE RETAINED EARNINGS ARS 000	TOTAL ARS 000
Balances as of January 1, 2022 (unaudited)	141,787	143,743,772	1,588,735	145,474,294	8,248,944	77,858,948	(17,764,482)	68,343,410	213,817,704	184,043,909	397,861,613

Capital increase	-	-	-	-	-	-	-	-	-	107,705	107,705
Decision at Shareholders Meeting dated April 22, 2022 (Note 19):
Voluntary reserve	-	-	-	-	-	(17,764,482)	17,764,482	-	-	-	-
Dividends	-	-	-	-	-	(1,573,272)	-	(1,573,272)	(1,573,272)	(79,329)	(1,652,601)
Net loss for the year	-	-	-	-	-	-	(3,635,775)	(3,635,775)	(3,635,775)	(5,771,546)	(9,407,321)
Balances as of December 31, 2022 (unaudited)	141,787	143,743,772	1,588,735	145,474,294	8,248,944	58,521,194	(3,635,775)	63,134,363	208,608,657	178,300,739	386,909,396
Capital increase	-	-	-	-	-	-	-	-	-	71,524	71,524
Decision at Shareholders Meeting dated April 21, 2023 (Note 19):
Voluntary reserve	-	-	-	-	-	(3,635,775)	3,635,775	-	-	-	-

Dividends	-	-	-	-	-	(5,601,380)	-	(5,601,380)	(5,601,380)	(31,401,527)	(37,002,907)
Decision at Shareholders Meeting dated December 21, 2023 (Note 19)
Payment of dividends	-	-	-	-	-	(31,503,973)	-	(31,503,973)	(31,503,973)	-	(31,503,973)

Net income for the year	-	-	-	-	-		17,845,514	17,845,514	17,845,514	11,598,834	29,444,348
Balances as of December 31, 2023 (unaudited)	141,787	143,743,772	1,588,735	145,474,294	8,248,944	17,780,066	17,845,514	43,874,524	189,348,818	158,569,570	347,918,388
Decision at Shareholders Meeting dated April 19, 2024 (Note 19):
Legal reserve	-	-	-	-	892,275	-	(892,275)	-	-	-	-

Voluntary reserve	-	-	-	-	-	7,807,166	(7,807,166)	-	-	-	-

Dividends	-	-	-	-	-	-	(5,542,637)	(5,542,637)	(5,542,637)	(577,562)	(6,120,199)

Net income for the year	-	-	-	-	-	-	23,480,460	23,480,460	23,480,460	17,472,268	40,952,728

Balances as of December 31, 2024	141,787	143,743,772	1,588,735	145,474,294	9,141,219	25,587,232	27,083,896	61,812,347	207,286,641	175,464,276	382,750,917

ECOGAS INVERSIONES S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

	Notes	12.31.2024	12.31.2023	12.31.2022
		ARS 000	ARS 000	ARS 000
REASONS FOR CASH VARIATIONS			(unaudited)	(unaudited)
OPERATING ACTIVITIES
Income (loss) for the fiscal year before income tax		76,593,524	35,841,656	(2,821,897)

Adjustments to reconcile the profit for the fiscal year before income tax with net cash flows:
Property, plant and equipment depreciation	5	24,391,137	25,254,395	25,345,022
Investment properties depreciation	6	107,369	107,369	107,179
Intangible assets amortization	5	1,052,251	1,071,924	1,790,080
Income (loss) from property, plant and equipment sold	6	(61,375)	(195,784)	(4,733)
Derecognition of property, plant and equipment and intangibles due to decommissioning and consumption	10 and 12	1,331,484	1,862,144	1,644,153
Net increase (decrease) of provision for doubtful debts and other receivables	5	2,387,691	(262,126)	76,052
(Loss) income in permanent investments	7	(556,063)	(33,626)	867
Net increase of the provision for trials and claims	15	1,911,012	7,928,541	11,260,082
Holding income (loss) on liabilities	6	1,086,148	-	-
Holding income (loss) on investments and on cash and cash equivalents	6	(6,666,488)	(79,265,134)	(7,531,338)
Exchange differences on cash and cash equivalents	6	(685,719)	(15,807,881)	(3,495,923)
Exchange differences on trade receivables and other receivables	6	(846,173)	(2,420,571)	(1,534,401)
Loss on net monetary position on cash and cash equivalents		(4,349,914)	(7,956,858)	(6,396,435)
Interest gained and lost in the FY	5 and 6	7,233,954	(3,379,919)	(2,731,695)
Exchange differences from liabilities	6	967,635	5,124,730	1,708,228
Working capital adjustments:
(Increase) Decrease in other non-financial assets		(1,266,246)	1,634,839	1,017,293
(Increase) Decrease in trade receivables and other receivables		(40,574,263)	33,568,514	8,778,390
Decrease (Increase) in inventory		358,644	38,550	(582,016)
Decrease in Income Tax Credits		-	-	530.179
(Increase) Decrease in receivables from related entities		(689,693)	(17,811,475)	287.020
Increase (Decrease) in trade payables and other payables		29,078,724	(23,209,345)	(21.388.227)
(Decrease) Increase in other non-financial liabilities		(1,528,026)	(2,885,228)	2.901.528
(Decrease) Increase in payables to related entities		(254,159)	156,207	178.912
Increase (Decrease) in wages and social security contributions		89,094	(390,811)	88.048
(Decrease) Increase in income tax payable		(2,262,707)	907,759	(9.124.798)
Decrease in tax payable		(1,854,930)	(5,071,342)	(6.213.946)
Income tax paid		(1,795,492)	(1,120,061)	(4.415.366)
Interest paid		(224,019)	(804,363)	(196.136)
Interest received		4,182,400	8,239,219	9.488.122
Trial payments	15	(427,840)	(448,170)	(684.264)
NET CASH FLOW GENERATED BY (USED IN) OPERATING ACTIVITIES		86,727,960	(39,326,847)	(1,920,020)

INVESTING ACTIVITIES
Increase in other financial assets		(31.657.153)	(1.113.622)	(4.447.699)
Decrease in other financial assets		14.290.190	64.362.621	15.061.984
Dividends received from subsidiary		1,088,612	-	-
Sales of interest in subsidiary		-	239.178	40.896
Acquisition of property, plant and equipment, intangible assets and investment property		(17,431,247)	(11,124,883)	(11,392,543)
Proceeds from sale of property, plant and equipment		61,375	195,784	4,733
Increase in investments in associates		(649,824)	-	(3,665)
Decrease in investments in associates			1,436,439	-
NET CASH FLOW (USED IN) GENERATED BY INVESTING ACTIVITIES		(34,298,047)	53,995,517	(736,294)

FINANCING ACTIVITIES
Dividends paid		(38,492,985)	(38,265,346)	(1,581,567)
Repayment of loans		(2,478,994)	-	-
Capital contributions received		-	71,524	107,705
NET CASH FLOW USED IN FINANCING ACTIVITIES		(40,971,979)	(38,193,822)	(1,473,862)

Net Increase (Decrease) in cash and cash equivalents		11,457,934	(23,525,152)	(4,130,176)
Exchange differences in cash and cash equivalents		685,719	15,807,881	3,495,924
Holding gains on cash and cash equivalents		6,222,013	-	-
Loss on net monetary position on cash and cash equivalents		4,349,914	7,956,858	6,396,435
Cash and cash equivalents at the beginning of the FY	2.3.3	10,180,323	9,940,736	4,178,553
Cash and cash equivalents at year-end	2.3.3	32,895,903	10,180,323	9,940,736

ECOGAS INVERSIONES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of ARS, except the amounts of net income (loss) per share stated in ARS)

NOTE 1. INFORMATION OF THE GROUP

1.1	Corporate information and principal activity of the Group

Ecogas Inversiones S.A. (formerly Inversora de Gas del Centro S.A., see note 1.3), hereinafter the “Company” or “ECOG”, and the entities comprising the economic group (hereinafter, the “Group”) form a company-integrated group associated with the energy sector, primarily engaged in gas distribution and investing activities.

The Group carries out its activity through the companies Distribuidora de Gas del Centro S.A. (“DGC”), Distribuidora de Gas Cuyana S.A. (“DGCU”), Energía Sudamericana S.A. (“ENSUD”), and GASDIFEX S.A. (“GASDIFEX”).

On April 14, 2023, the Company transferred its entire shareholding in COySERV S.A., which represented a 10% interest in that entity. Likewise, on June 11, 2024, the Company transferred its entire shareholding in GESER S.A., which represented a 77.873% share interest. In the movement items of the financial statements, those effects are disclosed under decreases for the respective fiscal years.

Ecogas Inversiones S.A. is an entity incorporated in accordance with the Argentine legislation and subject to the regulations of the Business Entities Act and the related regulations of the Argentine Securities Commission (“CNV”). On January 21, 2025, the Company, with its legal address at Alem 855 (City of Buenos Aires), completed the authorization process for the public offering of its shares and their listing with CNV and Bolsas y Mercados Argentinos S.A. (“BYMA”), respectively. Accordingly, its shares are listed under the ticker “ECOG.”

The issuance of these financial statements for the fiscal year ended December 31, 2024, was approved by the Company’s Board of Directors on June 25, 2025.

1.2	Corporate control

The details showing the corporate control are the following:

Subsidiary	% of direct interest in common shares and possible votes as of		Year-end date	Legal Address:
	12.31.2024	12.31.2023
Distribuidora de Gas del Centro S.A.	55.29	55.29	12.31.2024	Av. Leandro N. Alem 855, 25th Floor, City of Buenos Aires
Distribuidora de Gas Cuyana S.A.	51	51	12.31.2024	Av. Leandro N. Alem 855, 25th Floor, City of Buenos Aires
Energía Sudamericana S.A.	97.05	97.05	12.31.2024	Av. Leandro N. Alem 855, 25th Floor, City of Buenos Aires
GASDIFEX S.A.	70	70	12.31.2024	Av. Bartolomé Mitre 538, 2nd Floor, office 3, Mendoza
GESER S.A. (2)	-	77.873	12.31.2024	Av. Leandro N. Alem 855, 25th Floor, City of Buenos Aires
COySERV S.A. (1)	-	-	12.31.2024	Av. Leandro N. Alem 855, 25th Floor, City of Buenos Aires

(1)    On April 14, 2023, ECOG transferred its entire shareholding in COySERV S.A., which represented a 10% share interest. In every movement item, this net effect is disclosed under derecognitions (Note 7).

(2)    On June 11, 2024, ECOG transferred its entire shareholding in GESER S.A., which represented a 77.873% share interest. In every movement item, this net effect is disclosed under derecognitions (Note 7).

1.3	Change in corporate name

On September 30, 2024, the Annual and Extraordinary General Meeting, and the Special Meetings of Classes A, B, C and D, shareholders resolved to change the corporate name from Inversora de Gas del Centro S.A. to ECOGAS Inversiones S.A. That change in name was registered with the Business Entities Registry for the City of Buenos Aires on February 4, 2025 under number 1856 of Book 120, Volume of Stock Corporations.

1.4	Regulatory framework

a)      General aspects

The natural gas distribution system is regulated by the Gas Law which, along with Decree PEN (Executive Branch) No. 1,738/1992, other regulatory decrees, the Terms of Reference and Conditions ("the Terms"), the CT, and the License, establish the legal framework for the activities of the companies that make up the economic group.

The Gas Law created the Argentine Gas Regulating Entity (“ENARGAS”) as a regulatory entity to manage and implement what is established by it and the applicable regulations. Consequently, the Company is also subject to the regulations issued by ENARGAS.

ECOGAS INVERSIONES S.A.

The jurisdiction of ENARGAS extends to the transport, sale, storage, and distribution of gas. Its mandate, according to what is expressed in the Gas Law, includes the protection of consumers, the maintenance of competition in the supply and demand of gas, and the promotion of long-term investments in the gas industry. ENARGAS has, among its powers, the establishment of the calculation bases for tariffs, their approval, and oversight. It also has the authority to require information to verify compliance with the Gas Law and its regulations.

b)     Distribution Tariffs

Section 38 of the Gas Law establishes that the tariffs applicable for the services provided by distributors must ensure a reasonable return and cover all reasonable operating costs related to the service, taxes, and amortizations. Additionally, Section 39 establishes that the return should be like that of other comparable or equivalent risk activities and relate to the degree of efficiency and satisfactory service provision.

The License establishes that gas distribution tariffs must be calculated in US dollars and must be expressed in ARS, in accordance with Law 23,928 of Convertibility (“Convertibility Law”) or whatever replaces it, at the time of billing application. Following the Argentine crisis of 2001, in 2002 the government promulgated Law 25,561 (the “Emergency Law”), which contains provisions that invalidate clauses related to tariff adjustments in USD and indexing clauses based on external price indices such as the PPI index.

Tariffs are established during the Five-Year Tariff Review process ("RQT") for five-year periods based on the scheme known as price-cap or maximum prices.

In accordance with section 41 of the Gas Law, tariffs will be adjusted according to a methodology based on international market indicators, which would reflect changes in the value of goods and services. Also, the Gas Law includes adjustments (positive and/or negative) to promote efficiency and, at the same time, investments in the construction, operation, and maintenance of facilities. Tariffs should be subject to the following adjustments:

a)	Periodic and preset adjustments:
i)	Due to variations in international market indicators (section 41)
ii)	Due to variations in the price of purchased gas.
iii)	Due to variations in the cost of transport.
b)	Five-Year Tariff Reviews (section 42). ENARGAS will review the tariff adjustment system in accordance with the provisions of sections 38 and 39.
c)	Non-recurring:
i)	Based on objective and justified circumstances (section 46)
ii)	Based on tax changes (section 41). Cost variations arising from tax regulations (excluding income tax) will be transferred to the tariff.
iii)	When ENARGAS considers, as a result of procedures initiated ex officio or complaints from individuals, that there are grounds to consider that a tariff, charge, classification, service of a transporter or distributor is inadequate, improperly, discriminatory, or preferential, it will notify the transporter or distributor of such circumstances and make it public by calling a public hearing (“AP”).

The subsequent events and updates regarding the distribution tariff are addressed in Note 19 of these consolidated financial statements.

c)      Distribution License

The license was targeted for a period of thirty-five years starting from December 28, 1992, to DGC and DGCU, having the right to a single extension of ten years from the expiration of said term, if it has substantially complied with the obligations imposed by the License and by ENARGAS. The transportation and distribution of natural gas must be carried out by legal entities of private law, and the licenses granted may not be subject to redemption by the EN, nor will they be modified during their validity without the consent of the licensees, unless grounds for expiration occur.

The license for the provision of the public service of gas distribution provides for certain causes for expiration, among others, the following:

- Serious and recurring non-compliance with obligations by the Company.

- The commission of a serious infringement, after the total amount of fines imposed on the Company in the last five years has exceeded 5% of its revenue for the last year, net of taxes and fees.

- Total interruption of service, due to causes attributable to the Company, lasting more than 15 consecutive days, or more than 30 non-consecutive days within the same calendar year.

ECOGAS INVERSIONES S.A.

- Partial interruption of service provision, due to causes attributable to the Company, affecting the total service distribution capacity by more than 10% for 30 consecutive days or for 60 non-consecutive days in the same calendar year.

- Abandonment of the licensed service provision, attempted unilateral assignment or transfer, total or partial, of the License (without prior authorization from ENARGAS), or resignation of the License, except in cases permitted therein.

According to the provisions of the License, DGC and DGCU shall not assume debts of ECOG nor grant real or other guarantees in favor of ECOG's creditors for any cause related to such debts or claims; nor shall they provide credits to ECOG for any reason.

Once the extension period of the License has expired, DGC and DGCU will have the right to participate in the new tender. If DGC and DGCU do not exercise the right to the extension, or if they exercise it and do not submit a proposal for the new tender, then they will have the right to collect the lesser of the two following amounts: the book value of the property, plant, and equipment, determined based on the price paid to Gas del Estado S.E. (“GdE”) , and the original cost of subsequent investments made in USD and adjusted for the PPI, subtracting from this cost the accumulated depreciation (which will be computed using the normal rules regarding useful life, as determined by ENARGAS); and the proceeds from the new tender, net of expenses and taxes paid by the winning participant.

At the end of the License and provided that it is not awarded in the new bidding and within the framework of current legislation, the Society shall be obliged to transfer the essential assets listed in the updated inventory as of the expiration date, free of any debts, lines, or seizures and in good operational condition. Additionally, it must settle all its liabilities.

It is worth mentioning that, upon the expiration of the License, the mechanisms provided encourage the continuity of the Licensee and, therefore, its permanence. Similarly, even in the event of termination due to expiration or resignation, the granting State does not resume the provision of the service but must call for a new bidding for a private legal entity to provide the service. According to the License, it is the obligation of the Grantor (the EN) to "allow the Licensee to collect the Tariffs" under the terms defined in the License.

d)     Essential assets

A substantial portion of the assets transferred to DGC and DGCU by GdE have been defined as essential for providing the licensed service, so the Company is obliged to repair them and make all necessary improvements in order to keep them in good operating condition, to comply with the safety standards established in the regulations.

DGC and DGCU may dispose of essential assets, encumber them, lease them, sub-lease them, grant them on loan, or allocate them to other uses than the provision of the licensed service, with prior authorization from ENARGAS, except for the extensions and improvements that DGC and DGCU incorporate into the distribution network after taking possession, which may be encumbered to secure loans with a term of more than one year taken to finance new extensions and improvements of the licensed service. The goods acquired and/or constructed by DGC and DGCU are not subject to any prior authorization.

NOTE 2. PRESENTATION BASIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 Professional Accounting Standards adopted

The Group´s consolidated financial statements of ECOG have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

2.2 Presentation basis

The Group´s consolidated financial statements for the fiscal year ending December 31, 2024, have been restated to consider the changes in the general purchasing power of the Company’s functional currency (ARS) as per IAS 29. Consequently, the Group´s consolidated financial statements are stated in the measuring unit at the end of the reporting period.

The financial statements are presented in ARS, and all values are rounded to the nearest thousand (ARS thousand), except where otherwise indicated.

In accordance with IAS 29, the restatement of the financial statements is necessary when an entity’s functional currency is the currency of a hyperinflationary economy. For the purposes of determining whether an economy is hyperinflationary, IAS 29 provides a series of guidelines, including but not limited to: (i) assessing the behavior of the population, prices, interest rates and wages in relation to the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, which is the most commonly considered condition in practice, verifying whether the cumulative inflation rate over three years is approaching, or exceeds, 100%.

ECOGAS INVERSIONES S.A.

The Argentine Securities Commission established that the series of indexes to be used in the IAS 29 application is the one established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE). Considering that index, inflation was 117.76%, 211.41% and 94.79% in the years ended December 31, 2024, 2023 and 2022, respectively.

The following is a summary of the effects of the IAS 29 application:

2.2.1 Restatement of the Balance Sheet and simplifications used

i) Monetary items (i.e., those having a fixed face value in local currency) are not restated, as they are already expressed in terms of the measuring unit current at the end of the reporting year. In an inflationary period, maintaining monetary assets generates purchasing power losses, and maintaining monetary liabilities generates purchasing power gains, provided those items are not subject to an adjusting mechanism of offsetting those effects to some extent. The monetary gain or loss is included in the income (loss) of the reporting year.

ii) Assets and liabilities linked by specific agreements to changes are adjusted in accordance with such agreements.

iii) Non-monetary items carried at amounts current at the end of the reporting year are not restated for presentation purposes in the Balance Sheet; however, the adjustment process must be completed in order to determine, in terms of constant measuring unit, the income (loss) generated by carrying these non-monetary items.

Non-monetary items carried at historical cost or at amounts current at dates before the end of the reporting period are restated by ratios reflecting the changes in the general price level from the date of acquisition or revaluation to the closing date and then comparing the restated amounts of those assets with the relevant recoverable amounts. Charges to income (loss) for the period due to consumption of non-monetary assets (depreciation, amortization, residual value of derecognized assets, etc.) are determined based on the new restated amounts.

Restating non-monetary assets in terms of the measuring unit current at the end of the reporting period without any equivalent adjustments for tax purposes gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, whose counterpart is recognized in the income (loss) for the fiscal year.

2.2.2 Restatement of the Statement of Comprehensive Income and simplifications used

The most refined process of restating the statement of income in the currency at year-end of the reporting year includes the following key aspects:

i) Revenues and expenses are adjusted from the date the transactions that generate them or from the relevant accrual date;

ii) The consumption of non-monetary assets measured at current value at the time prior to consumption are adjusted from the moment of recognized consumption;

iii) Income (loss) items reflecting or including, in their determination, the consumption of assets measured in a currency with purchasing power of a prior date to the recognition of that consumption are adjusted based on the original date of the asset linked to the item;

iv) The financial income (loss) is presented in real terms, net of the effect of inflation on the assets and liabilities that generated that income (loss);

v) The income (loss) from holding and others arising from comparing two measurements stated in a currency with purchasing power of different dates requires identifying the compared amounts and restating them separately to make the comparison again with the amounts already restated; and

vi) The income (loss) from exposures to changes in the purchasing power of currency is presented on a separate line and reflects the effect of inflation on the monetary items not used in determining the financial income (loss) in real terms.

The Group has chosen to determine and present the financial income (loss) in nominal terms restated at closing currency, while complying with other aspects of the restatement process mentioned above.

2.2.3 Restatement of the Statement of Changes in Equity and simplifications used

On the transition date (beginning of fiscal year 2019), as a result of the simplification allowed by JG Resolution 539/18, reserved earnings were held at the date of the transition at face value (non-restated legal amount), and the restated retained earnings were determined by the difference between the net assets restated at the transition date and the remaining components of the initial equity stated as indicated below.

All components of equity restated in the opening currency of the fiscal year are translated into the currency at year-end by applying the general price index, and the variations in those components are restated at closing currency as follows: for

ECOGAS INVERSIONES S.A.

contributions, from the date of subscription; for equity reclassifications affecting retained earnings, from the closing date of the previous fiscal year if the Shareholders’ Meeting considers the retained earnings in currency of that date; however if the Shareholders’ Meeting considers the retained earnings in a currency with purchasing power of the date of the meeting, those movements shall be restated from the date in which that currency is stated; for reductions in retained earnings due to equity modifications, from the date of the Shareholders’ Meeting taking the decision, whereas deferred income (loss) must be presented in real terms.

2.2.4 Restatement of the Statement of Cash Flows and simplifications used

All items in this statement are restated in terms of measuring unit current at the end of the reporting year.

Income (loss) from exposure to changes in the purchasing power of currency on cash and cash equivalents is presented in the statement of cash flows in section “Reasons for cash variations” below operating, investing and financing activities, in a separate and independent line, under “Income (loss) from exposure to changes in the purchasing power of currency from cash”.

The financial statements presented for comparative purposes include reclassifications in order to align its comparative presentation to the classifications made as of December 31, 2024.

In preparing these financial statements, the Group has applied the presentation basis, accounting policies, and relevant accounting estimates, judgments and assumptions described in sections 2.3 and 2.4 herein.

2.3 Summary of material accounting policies

The material accounting policies applied by the Group in preparing their consolidated financial statements are detailed below.

2.3.1 Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and that revenue can be measured reliably, regardless of the timing of payment by the customer. Revenue is measured at the fair value of the consideration received or receivable, considering the payment terms contractually defined with the customer and excluding taxes and duties.

Revenue from sales of gas delivered includes the estimated amounts of gas delivered to customers but not yet invoiced at each year-end.

2.3.2 Current and deferred income tax

The Group determines the current tax payable considering the laws and provisions in force in Argentina. Additionally, the Group recognizes the income tax expense based on the deferred income tax method, thereby recognizing temporary differences between the measurements of accounting and tax assets and liabilities.

To determining the deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or utilization has been applied to the temporary differences identified, taking into account the legal standards enacted as of the date of issuance of these financial statements.

Temporary differences give rise to deferred income tax assets and liabilities when their future reversal reduces or increases the determined taxes. When there are accumulated tax losses that may reduce future taxable income or the deferred income tax resulting from the temporary differences is an asset, those credits are recognized in the financial statements to the extent that the Group’s Management estimates their utilization to be probable. The realization of deferred tax assets depends on the future generation of taxable profits in those years in which the temporary differences become deductible, and the losses are absorbed.

Furthermore, on June 16, 2021, Act 27630 was published in the Official Gazette. That law includes the modification of the income tax rates applicable to entities with fiscal year-ends on or after January 1, 2021. These amendments consist of the application of scaled tax rates based on the accumulated net profit (to be updated by CPI on an annual basis) according to the following:

- Up to 34,703.52 of accumulated taxable net profits: a rate of 25%;

- Between 34,703.53 and 347,035.23 of accumulated taxable net profits: a fixed amount of 8,675.88 plus a rate of 30% on the excess over such amount;

- More than 347,035.23 of accumulated taxable net profits: a fixed amount of 102,375.39 plus a rate of 35% over the excess of such amount.

2.3.2.1 Equalization Taxes

In accordance with Law No. 25,063, dividends distributed, in cash or in kind, in excess of the accumulated taxable profits at the close of the fiscal year immediately preceding the payment or distribution date, will be subject to a 35% income tax

ECOGAS INVERSIONES S.A.

withholding as a lump sum and final payment. These provisions will not apply to dividends or profits attributable to earnings accrued in fiscal years beginning on or after January 1, 2018, as provided by the Tax Reform.

AFIP RG No. 5,060, published in the Official Gazette on August 30, 2021, adjusted the regulation regarding the procedure and determination of income tax withholdings applicable to dividends, effective August 30, 2021; Therefore, the amount to be withheld will be determined by applying the 7% rate to the aforementioned dividends and profits generated in the periods beginning on or after January 1, 2018.

2.3.2.2 Sales-related taxes

Revenue, expenses incurred, and assets acquired are recognized excluding the amount of any sales-related tax (e.g., value-added tax), except:

-	When the sales-related tax incurred on an asset acquisition or the provision of services is not recoverable from the taxing authority, in which case thar tax is recognized as part of the asset acquisition cost or as part of the expense, as appropriate,
-	Accounts receivable and payable, which are already expressed including the amount of sales-related tax.

The net amount of sales-related tax expected to be recovered from, or payable to, the taxing authority is presented as a receivable or a payable in the statement of financial position, as appropriate.

2.3.3 Property, plant, and equipment

Property, plant, and equipment are measured at acquisition costs according to the criteria established in Note 2.2.1, net of accumulated depreciation and/or accumulated losses, if any. This acquisition or production cost includes all significant costs necessary to bring such assets into usable condition, including financing costs related to construction works that were extended over time, if any.

For significant items or property, plant, and equipment that must be replaced parodically, the Group derecognizes the replaced item and recognizes the new item with its corresponding useful life and depreciation. All other routine repair and maintenance costs are recognized as an expense in the income statement as incurred. A piece of property, plant, and equipment, or any significant part thereof, initially recognized is derecognized upon sale or when no future economic benefits are expected to be obtained from its use or sale. Any resulting gain or loss upon derecognition of the asset (calculated as the difference between the net proceeds from the sale and the asset’s carrying amount) is included in the income statement upon derecognition.

The residual values, useful lives, and depreciation methods and rates of assets are reviewed at each year-end date and adjusted prospectively, if appropriate.

Depreciation is calculated on a straight-line basis over the maximum useful lives mentioned below:

ITEM	USEFUL LIFE IN YEARS
BUILDINGS AND CIVIL WORKS	50
BUILDINGS INSTALLATIONS	25
GAS PIPELINES	45
HIGH-PRESSURE PIPELINE BRANCHES	45
MEDIUM AND LOW-PRESSURE PIPELINES AND NETWORKS	42-45	(1)
COMPRESSOR STATIONS	30
PRESSURE REGULATION AND MEASURING STATION	25
CONSUMPTION MEASURING STATION	20
OTHER TECHNICAL INSTALLATIONS	15
MACHINES, EQUIPMENT AND TOOLS	10
IT AND TELECOMMUNICATION SYSTEMS	3-5-10-15	(2)
VEHICLES	5-10	(3)
FURNITURE AND FIXTURES	10
(1) Steel: 42 years, Polyethylene: 45 years
(2) Software: 3 years, Hardware: 5 years, Scada:10 years, Telecommunications systems 15 years. (3) Light: 5 years, Heavy: 10 years

The value of incorporating into the equity of the distribution systems (approach branches, regulation and metering stations, distribution networks, etc.), which were built and transferred by third parties for the purpose of obtaining connection to the system, the operation and maintenance of which is the responsibility of the Company, arises from the economic evaluation of their operation. According to the regulatory framework, the Group is not obligated to provide the service if it proves uneconomical and must report on the calculation and amount of the investment that the applicant must provide to make the gas supply economically viable. The economic evaluation also serves as the basis for determining the consideration payable

ECOGAS INVERSIONES S.A.

to users, which is expressed in cubic meters of gas to be discounted to customers eligible to join the transferred networks within the established period. This discount is recorded as a provision (Discounts to be granted to customers).

In relation to the issue, ENARGAS issued Resolution No. I/910 on October 9, 2009, repealing Resolutions No. 10/1993 and 44/1994 and defining a methodology for conducting the economic evaluation of projects. It establishes that the contribution to be made by the Licensee must be at least equivalent to the value of the business generated by the incorporation of said project.

The value of the distribution system additions during the fiscal years ending December 31, 2024, and 2023, under the conditions described above, amounts to 992,298 and 1,011,375, respectively.

2.3.4 Intangible Assets

Intangible assets acquired separately are initially measured at cost. After initial recognition, intangible assets are carried at restated cost according to the criteria established in Note 2.2.1, less accumulated amortization (where finite useful lives are assigned) and any accumulated impairment losses, if any.

Intangible assets generated internally are not capitalized, and the respective expenditure is reflected in the income statement in the period in which the expenditure is incurred. The useful lives of intangible assets can be finite or indefinite.

Intangible assets with finite useful lives are amortized over their useful economic lives and are reviewed for impairment to the extent that there is any indication that the intangible asset may have suffered such impairment. The amortization period and method for intangible assets with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or expected consumption pattern of the asset are accounted for by changing the amortization period or method, as appropriate, and are treated prospectively as changes in accounting estimates. Amortization expense for intangible assets with finite useful lives is recognized in the income statement in the expense category most consistent with the intangible asset's function.

Gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale and the asset's carrying amount and are recognized in the income statement upon derecognition of the asset.

2.3.5 Financial instruments: Presentation, recognition and measurement

2.3.5.1. Financial assets

Initial recognition and subsequent measurement

The financial assets within the scope of IFRS 9 are classified as follows: as financial assets at fair value through income (loss), loans and receivables, investments held until maturity, available-for-sale financial investments, as applicable. The Group determines the classification of the financial assets at initial recognition.

All financial assets are initially recognized at their fair value, plus, in the case of financial assets not carried at fair value with changes in income (loss), the transaction costs are directly attributable.

- Financial assets at fair value with changes in income (loss)

Financial assets at fair value with changes in income (loss) include financial assets held for trading and financial assets designated at initial recognition as at fair value with changes in income (loss). Financial assets are classified as held for trading if they are acquired with the purpose of selling or repurchasing them in the near future. Any profit or loss arising from changes in the fair values is directly recognized in the statement of comprehensive income.

At initial recognition, the Group designated the financial assets as at fair value with changes in income (loss), including government bonds, derivatives and mutual funds.

The Group assesses the non-derivative financial assets held for trading to determine whether their intention to sell them in the short term is still appropriate. When the Group is unable to trade these financial assets due to the existence of inactive markets and, therefore, significantly changes its intention to trade them in the near future, it may choose to reclassify them, but only in exceptional circumstances. The reclassification of a financial asset designated as loan and receivable into a financial asset available for sale or held until maturity depends on the nature of the asset. This assessment does not affect any financial asset designated as at fair value with changes in income (loss) using the option of measurement at fair value at the time of designation.

The Group has a documented investment policy aimed at managing and assessing these financial assets, in order to provide more relevant internal information to the Group's key management personnel.

- Loans and receivables

ECOGAS INVERSIONES S.A.

Loans and receivables are non-derivative financial assets with fixed or determinable payments, not traded in an active market. After initial recognition, these financial assets are measured at amortized cost using the effective interest method, less any impairment in value. The amortized cost is calculated based on any discount or premium in the acquisition, and commissions and costs are an integral part of the effective interest rate. The amortization of the effective interest rate is recognized in the statement of income as financial profit or loss. Losses arising from an impairment in the value of the asset are recognized in the statement of income as financial cost, if applicable.

- Available-for-sale financial investments

Available-for-sale financial investments include those financial assets that do not fall within the categories above.

After initial recognition, available-for-sale financial investments are measured at fair value, and unrealized gains or losses are recognized as other comprehensive income in the reserve for financial assets classified as available for sale until the investment is derecognized. Upon derecognition, the cumulative gain or loss is recognized as financial income or expense, or considered as an impairment in the value of the investment. In this case, the cumulative loss is reclassified to the statement of income as a financial expense and derecognized from the respective reserve. Interest earned from investments in available-for-sale debt securities are calculated using an effective interest method and recognized as financial income in the statement of income.

When the Group is unable to trade these financial assets due to the existence of inactive markets and, therefore, significantly changes its intention of selling them, the Group may choose to reclassify these financial assets, but only in exceptional circumstances. The reclassification as loans and receivables is allowed when the financial assets meet the conditions and the definitions of loans and receivables are included in IFRS 9, and the Group has the express intention and ability to hold these assets in the near future or until maturity. The reclassification as assets held until maturity is allowed only when the Group has the ability and express intention to hold these assets until maturity.

When a financial asset is reclassified in a category other than available-for-sale, any prior gain or loss related to that asset recognized in equity is amortized into income (loss) over the remaining term, using the effective interest method. Any difference between the new amortized cost and the expected cash flow is also amortized over the remaining term of the investment, using the effective interest method. If later the asset is determined to be impaired, the amount recognized in equity is reclassified to the statement of income as financial costs.

Derecognition

A financial asset (or, if applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when:

1) The contractual rights to receive the cash flows from the asset have expired.

2) The contractual rights to the cash flows of the financial asset have been transferred, or an obligation to pay all those cash flows to a third party without significant delay has been assumed through a transfer agreement, and (a) the entity has transferred substantially all the risks and rewards of ownership of the asset; or (b) the entity neither transfers nor retains substantially all the risks and rewards of ownership of the asset, but has transferred the control over the asset.

When the contractual rights to receive the cash flows of the asset have been transferred, or a transfer agreement has been entered into, but the entity has neither transferred nor retained substantially all the risks and rewards of ownership of the asset, and the entity has not transfer control over the asset, it will continue to recognize the asset to the extent of its continuing involvement in the financial asset. In this latter case, the Group will also recognize the associated liability. The transferred asset and the associated liability will be measured on a basis that reflects the rights and obligations that the Group has retained. If the Group’s involvement takes the form of guaranteeing the transferred asset, the involvement is measured as the lower of the original book value of the asset, and the maximum amount of the consideration that the Group would be required to repay.

Financial assets impairment

At the end of each reporting year, the Group evaluates if there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed impaired only if there is objective evidence of impairment resulting from one or more events occurring after the asset's initial recognition (the “event causing the loss”), and such event has an impact on the estimated future cash flows of the financial asset or the group of financial assets, and that impact can be reliably estimated.

Evidence of impairment exists when observable data reflects a measurable decrease in the estimated future cash flow, such as delays in the collection of receivables, or in the economic conditions that are correlated with defaults.

ECOGAS INVERSIONES S.A.

For the financial assets measured at amortized cost, the Group first assesses whether there is objective evidence of impairment, individually for financial assets that are individually significant, and collectively for those that are not. If the Group determines that there is no objective evidence of impairment for an individually assessed financial asset, regardless of its significance, it includes that asset in a group of financial assets with similar credit risk characteristics and assesses them collectively to determine impairment exists. Assets that are individually assessed to determine whether impairment exists, and for which an impairment loss is recognized or continues to be recognized, are not included in the collective assessment.

If there is objective evidence of impairment loss, the amount of the loss is measured as the difference between the book value of the asset and the present value of the estimated future cash flows (excluding expected future credit losses that have not yet occurred). The present value of estimated future cash flows is discounted using the original effective interest rate of the financial assets.

The book value of the asset is reduced through a provision account, and the amount of the loss is recognized in the statement of income. The interest earned continues to accrue on the reduced book value of the asset, using the interest rate applied to discount the future cash flows when measuring the impairment loss. The interest earned is recognized as financial income in the statement of income.

If in a subsequent year, the impairment loss estimated amount increases or decreases due to an event occurring after the impairment was recognized, the impairment loss previously recognized is increased or reduced by adjusting the provision account. If a previously recognized loss is later recovered, the recovery is credited as a financial cost in the statement of income.

For the available-for-sale financial investments, at the end of the reporting year, the Group evaluates whether there is objective evidence of impairment of an investment or group of investments.

Impairment is assessed and recognized based on the same criteria used for the financial assets carried at amortized cost. The impairment amount recognized is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss previously recognized in the statement of income.

The future interest earned continues to accrue based on the reduced book value of the asset, applying the interest rate used to discount the future cash flows when measuring the impairment loss. The interest earned is recognized as financial income in the statement of income. If in a subsequent year, the fair value of a debt security increases, and such increase can objectively be associated with an event occurring after the impairment loss was recognized in the statement of comprehensive income, that impairment loss is reversed through the statement of comprehensive income.

2.3.5.2 Financial liabilities

Initial recognition and subsequent measurement

The financial liabilities within the scope of IFRS 9 are classified as financial liabilities at fair value with changes in income (loss), loans and payables, or as derivatives designated as hedging instruments in an effective hedge, as applicable. The Group classifies financial liabilities at initial recognition.

All financial liabilities are initially recognized at their fair value, plus, in the case of payables carried at amortized cost, the transaction costs are directly attributable.

The Group's financial liabilities include trade payables and other payables.

Financial liabilities at fair value with changes in income (loss)

Financial liabilities at fair value with changes in income (loss) include financial liabilities held for trading, and financial liabilities designated at initial recognition as at fair value with changes in income (loss).

Financial liabilities are classified as held for trading if they are acquired with the purpose of trading them in the near future. Gains or losses on liabilities held for trading are recognized in the statement of income.

At initial recognition, the Group did not designate any financial liabilities as at fair value with changes in income (loss).

Loans and payables

After initial recognition, these liabilities are measured at amortized cost using the effective interest method. Gains and losses are recognized in the statements of income when the liabilities are derecognized, as well as through the amortization process using the effective interest method.

The amortized cost is calculated based on any discount or premium in the acquisition and the commissions or costs that are an integral part of the effective interest rate. The amortization of the effective interest rate is recognized in the statement of income as a financial cost.

ECOGAS INVERSIONES S.A.

Derecognition

A financial liability is derecognized when the obligation specified in the corresponding agreement is repaid, settled, or expired.

When an existing financial liability is replaced by another liability from the same creditor under substantially different terms, or if the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as a derecognition of the original liability and the recognition of a new liability. The difference between the respective book values is recognized in the statement of income.

2.3.5.3 Offsetting of financial instruments

Financial assets and financial liabilities are offset in a way that the net amount is reported in the balance sheet, only if the Group (i) has the current legally enforceable right to offset the amounts recognized; and (ii) intends to settle them by the net amount, or to simultaneously realize the assets and repay the liabilities.

2.3.5.4 Financial assets and financial liabilities with related parties

Receivables from and payables to related parties are initially recognized at their fair value plus the directly attributable transaction costs. There are no transactions that were not entered into on an arm’s length basis.

After initial recognition, these receivables and payables are measured at amortized cost using the effective interest method. The amortization of the interest rate is recognized in the statement of income as financial income or costs, or as other operating income or costs, depending on the nature of the underlying asset or liability.

2.3.5.5 Foreign currency translation

Foreign currency transactions and balances

Foreign currency transactions are initially recognized by the Group in ARS at the exchange rates of the respective currencies on the date of the transaction.

Monetary assets and liabilities denominated in a foreign currency are translated into the functional currency using the closing exchange rate prevailing on the closing date of the reporting fiscal year.

All exchange differences are recognized in the statement of income under other operating income or expenses, or under financial income or costs, depending on the nature of the underlying asset or liability.

The Group’s assets and liabilities in foreign currency are detailed below:

Item		Amount	Exchange rate	Amount in ARS	Amount in ARS
	12.31.2024				12.31.2023 (unaudited)
ASSETS
Current Assets
Cash and cash equivalents	USD	408	1,029	420,225	9,416,695
Trade receivables and other receivables	USD	-	1,029	-	701,480
Transactions on behalf of third parties	USD	4,786	1,029	4,924,314	11,525,120
Other financial assets	USD	41,417	1,029	42,618,543	59,956,261
Other non-financial assets	USD	-	1,029	-	3,008,717
Total Assets	USD	46,611		47,963,082	84,608,273
LIABILITIES
Current liabilities
Trade payables and other payables	USD	1,381	1,032	1,425,193	81,601
Transactions on behalf of third parties	USD	2,239	1,032	2,311,147	6,322,206
Total Liabilities	USD	3,620		3,736,340	6,403,807
Net position	USD	42,991		44,226,742	78,204,466

USD: United States Dollars

2.3.6 Foreign Currency Translation

Foreign currency transactions are initially recorded by the Group in Argentine pesos at the exchange rates of their respective currencies on the transaction date.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the closing exchange rate in effect at the reporting period end date.

All exchange differences are charged to the income statement under other operating income or expenses, or under financial income or costs, depending on the nature of the asse or liability that generates them.

2.3.7 Inventories

Inventories are valued at the lower of cost or net realizable value.

ECOGAS INVERSIONES S.A.

Net realizable value is the estimated selling price in the normal course of business, less the estimated costs necessary to complete the sale.

2.3.8 Cash and cash equivalents

Cash includes cash on hand and freely available bank deposits that can be called on demand. Cash equivalents include freely available, short-term, highly liquid investments that, with no prior notice or significant cost, are readily convertible into a known amount of cash, with a high level of certainty at the time of placement, subject to an insignificant risk of changes in value, with maturity dates of three months or less from their respective placement dates, and whose primary purpose is not investment or similar, but the settlement of short-term obligations.

To present the balance sheet, cash and cash equivalents include cash on hand and at banks, as well as the short-term placements that meet the conditions described above.

Cash and cash equivalents as of the various dates are broken down below:

	12.31.2024	12.31.2023 (unaudited)
Cash on hand and banks	2,165,169	10,180,323
Mutual Funds (*)	30,730,734	-
Cash and cash equivalents at year-end	32,895,903	10,180,323

(*) It relates to mutual funds that, due to their low risk and high liquidity, qualify as cash equivalents.

2.3.9 Business segment information as per IFRS

The economic Group comprises four business units, each of which constitutes a segment: Transportation and distribution of natural gas, marketing of compressed natural gas (CNG), and other activities. A general description of each segment is presented below:

Transportation and distribution of natural gas through networks: it includes the operating income from the provision of the public service of distributing natural gas through networks of pipelines in the Central and Cuyo regions.

Marketing of compressed natural gas (CNG): it includes the operating income generated from operation and commercial exploitation of compressed natural gas fueling stations, supply plants and filling stations, whether for the supply to private vehicles, public and/or private transport, and/or heavy vehicles in general, as well as the import, purchase and sale of oils, lubricants, bases and additives used in vehicles and machinery in general, as well as the fuel import for domestic consumption.

Other products and services: it includes the design, manufacturing, import, assembly, and maintenance of any types of facilities, machinery and goods in general, linked and/or related to the transportation, marketing, and distribution of gas in all its forms, as well as the design, construction, and operation of civil and/or technical works for compressed natural gas fueling stations, supply plants, and filling stations.

Information by segments as of December 31, 2024:

	Transportation and distribution of natural gas	Marketing of comprised natural gas (CNG)	Other activities	Total Segments	Adjustments and derecognitions	Consolidated
Income from ordinary activities	477,430,799	11,109,331	539,788	489,079,918	(197,240)	488,882,678
Cost of sales	(314,179,954)	(337,266)	(404,987)	(314,922,207)	197,240	(314,724,967)
Administrative expenses	(18,488,537)	(2,565,462)	(318,270)	(21,372,269)	124,675	(21,247,594)
Selling expenses	(51,547,882)	(973,810)	(11,977)	(52,533,669)	-	(52,533,669)
Other operating income	6,337,250	981,823	5,201	7,324,274	(124,675)	7,199,599
Other operating expenses	(4,025,479)	(517,360)	-	(4,542,839)	-	(4,542,839)

Operating income	95,526,197	7,697,256	(190,245)	103,033,208	-	103,033,208

Other (loss) income	(58,335,675)	(5,183,921)	23,694,603	(39,824,993)	(22,255,487)	(62,080,480)

Net income (loss) for the segment	37,190,522	2,513,335	23,504,358	63,208,215	(22,255,487)	40,952,728

ECOGAS INVERSIONES S.A.

Information by segments as of December 31, 2023*:

	Transportation and distribution of natural gas	Marketing of comprised natural gas (CNG)	Other activities	Total Segments	Adjustments and derecognitions	Consolidated
Income from ordinary activities	300,053,170	13,139,135	5,359,789	318,552,094	(282,485)	318,269,609
Cost of sales	(258,625,191)	(37,544)	(78,378)	(258,741,113)	282,485	(258,458,628)
Administrative expenses	(26,168,400)	(1,960,372)	(2,625,736)	(30,754,508)	-	(30,754,508)
Selling expenses	(35,141,231)	(1,224,971)	(428,935)	(36,795,137)	-	(36,795,137)
Other operating income	10,944,577	2,880,387	41,832	13,866,796	-	13,866,796
Other operating expenses	(2,186,192)	(1,680,396)	-	(3,866,588)	-	(3,866,588)

Operating income	(11,123,267)	11,116,239	2,268,572	2,261,544	-	2,261,544

Other income (loss)	34,424,887	(6,351,306)	17,537,997	45,611,578	(18,428,774)	27,182,804

Net income (loss) for the segment	23,301,620	4,764,933	19,806,569	47,873,122	(18,428,774)	29,444,348

*Unaudited

Information by segments as of December 31, 2022*:

	Transportation and distribution of natural gas	Marketing of comprised natural gas (CNG)	Other activities	Total Segments	Adjustments and derecognitions	Consolidated
Income from ordinary activities	354,757,625	10,148,647	7,463,222	372,369,494	(297,289)	372,072,205
Cost of sales	(287,246,004)	(22,374)	(2,047,631)	(289,316,009)	297,289	(289,018,720)
Administrative expenses	(24,098,055)	(1,867,143)	(3,001,425)	(28,966,623)	-	(28,966,623)
Selling expenses	(38,512,579)	(988,288)	(788,060)	(40,288,927)	-	(40,288,927)
Other operating income	9,541,086	1,184,993	100,129	10,826,208	-	10,826,208
Other operating expenses	(3,194,620)	(1,142,098)	-	(4,336,718)	-	(4,336,718)

Operating income	11,247,453	7,313,737	1,726,235	20,287,425	-	20,287,425

Other (loss) income	(24,097,956)	(4,266,010)	(5,796,729)	(34,160,695)	4,465,948	(29,694,747)

Net (loss) income for the segment	(12,850,503)	3,047,727	(4,070,494)	(13,873,270)	4,465,948	(9,407,322)

*Unaudited

2.3.10 Provisions, contingent liabilities, and contingent assets

2.3.10.1 Provisions

Recognition and measurement

Provisions are recognized when (i) there is a present obligation (whether legal or constructive) resulting from a past event; (ii) it is probable that an outflow involving economic benefits will be required to settle the obligation; and (iii) a reliable estimate of the amount can be made.

When the provision is expected to be reimbursed in whole or in part, for example, under an insurance contract, the reimbursement is recognized as a separate asset only when it is virtually certain. The expense for any provision is disclosed in the statement of income under the item that best reflects the nature of the provision, net of any related reimbursement, to the extent that such reimbursement is virtually certain.

If the effect of the time value of money is significant, provisions are discounted using a pre-tax current market rate that reflects, when applicable, the specific risks of the liability.

When the discount is recognized, the increase in the provision due to the passage of time is recognized as financial costs in the statements of income.

2.3.10.2 Contingent liabilities

A contingent liability is: (i) a possible obligation arising from past events, the existence of which is to be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of the Group; or (ii) a present obligation arising from past events, which has not been accounted for because: (a) it is not probable that an outflow involving economic benefits will be required to settle the obligation; or (b) the amount of the obligation cannot be measured with sufficient reliability.

A contingent liability is not recognized in the financial statements, but is instead reported in the notes, unless the possibility of a potential outflow to settle the obligation is remote. For each type of contingent liability at the closing of the reporting periods, the Group discloses (i) a brief description of its nature and, when feasible, (ii) an estimate of its financial effects; (iii) an indication of the uncertainties related to the amount or timing of the corresponding outflows; and (iv) the possibility to receive potential reimbursements.

2.3.10.3 Contingent assets

A contingent asset is an asset of possible nature arising from past events, the existence of which is to be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events, not wholly within the control of the Group.

ECOGAS INVERSIONES S.A.

A contingent asset is not recognized in the financial statements, but is instead reported in the notes, only when the inflow of economic benefits is probable. For each type of contingent asset at the end of the reporting fiscal years, the Group discloses (i) a brief description of its nature and, when feasible, (ii) an estimate of its financial effects.

As per IAS 37, the Group´s policy is not to disclose detailed information about disputes with third parties related to situations involving provisions, contingent liabilities and contingent assets, to the extent that such information seriously harms the Group's position. In such cases, the Group provides information of general nature and explains the reasons behind that decision.

2.3.11 Fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:

-	in the principal market of the asset or liability; or
-	in the absence of a principal market, in the most advantageous market for the asset or liability.

The entity must have access to the principal or most advantageous market.

The fair value of an asset or liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses the valuation techniques that are most appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, as described below, based on the lowest level input that is significant to the entire fair value measurement:

-	Level 1 inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2 inputs: Valuation techniques for which inputs are different from the quoted prices included in Level 1, but are observable for the asset or liability, directly or indirectly.
-	Level 3 inputs: Valuation techniques for which inputs are unobservable for the asset or liability.

For assets and liabilities recognized on a recurring basis in the financial statements, at the end of the reporting fiscal year, the Group determines whether there have been transfers between the levels of the fair value hierarchy, by reassessing their category, taking into account the lowest level input that is significant to the entire fair value measurement.

2.3.12 Non-financial assets impairment

At the end of the reporting fiscal year, the Company assesses whether there is any indication that a non-financial asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset. The recoverable amount of the asset is the higher of its fair value less costs of sales of the asset and its value in use. This recoverable amount is determined using the cash flows of the group of assets comprising the cash-generating units to which they belong.

When the book value of the cash-generating unit exceeds its recoverable amount, it is deemed impaired and its value is reduced to its recoverable amount.

When assessing the value in use of a cash-generating unit, the estimated cash flows are discounted at their present value using a pre-tax discount rate that reflects current market assessments of the time value of money, and the risks specific to the cash-generating unit.

Based on the way the Company’s Management operates and monitors the business as a whole, and how it makes decisions regarding the retention or disposal of physical assets, the Company considers it has a single cash-generating unit for the purposes of testing property, plant and equipment for impairment.

The Company bases its impairment calculation on detailed budgets and projections calculations prepared for the Company’s cash-generating unit.

In the event of impairment losses related to continuing operations, including inventory impairment, they are recognized in the statement of income under the expense categories corresponding to the function of the impaired asset.

A previously recognized impairment loss is only reversed if there has been a change in the assumptions used to determine the recoverable amount of the cash-generating unit, since the last time an impairment loss of the cash-generating unit was recognized.

ECOGAS INVERSIONES S.A.

2.3.13 Investment in Associates

The Group's investment in its associates is accounted for using the equity method. An associate is an entity over which the Group has significant influence. Significant influence refers to the power to intervene in the financial and operating policy decisions of the entity receiving the investment, but without having control or joint control over it.

Under the equity method, investments in associates are initially recorded in the statement of financial position at cost, plus (less) changes in the Group's interest in the net assets of the associates after the acquisition date. If any, goodwill related to associates is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment. If the cost of the investment is lower than the proportionate interest at the acquisition date in the fair value of the associate's assets and liabilities, a gain is recognized in the year in which the investment was made.

The income statement reflects the equity in the results of operations of associates adjusted based on the estimated fair values at the date of incorporation of the investment. If there are changes recognized directly in the equity of the associates, the Company recognizes its share of any such changes and presents them, as appropriate, in the statement of changes in equity.

The equity in the profits of associates is presented as a single line item on the face of the income statement. This share includes the results net of taxes of the associates.

The financial information of the associates is prepared for the same reporting period as that of the Company. If necessary, adjustments are made to align the accounting policies of the associates with those of the Group.

After applying the equity method, the Group determines whether it is necessary to recognize additional impairment losses with respect to the Company's investment in its associates. At each reporting period end date, the Company determines whether there is objective evidence that the value of the investment in the associates has been impaired. If this is the case, the Company calculates the impairment amount as the difference between the recoverable amount of the investment in associates and its carrying amount and recognizes this amount in the "Share of net income of associates" line item in the income statement.

The Group measures and recognizes any residual investment held in the associate at its fair value. If this is the case, any difference between the carrying amount of the investment in the associate and the fair value of the retained residual investment, and the proceeds from its sale, are recognized in profit or loss.

2.4 Significant accounting estimates, judgments, and assumptions

The preparation of these consolidated financial statements under the IFRS requires Management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, as well as the determination and disclosure of contingent assets and liabilities at the end of the reporting fiscal year. To this effect, the uncertainties associated with the estimates and assumptions adopted may give rise, in the future, to outcomes that could differ from those estimates. Additionally, significant adjustments to the recorded amounts of the assets and liabilities affected may be necessary.

The Group has made their significant accounting estimates and assumptions based on parameters available when preparing these financial statements. However, current circumstances and assumptions about future events could vary due to market changes or circumstances beyond the Group’s control. Those changes are reflected in the assumptions when they occur.

The preparation of these financial statements at year end requires the Group to make estimates and assessments affecting the recorded amounts of assets and liabilities, and the contingent assets and liabilities disclosed at that date, as well as the reported amounts of revenues and expenses during the period. These are used in cases such as the determination of provisions for bad debts and contingencies, as well as the recognition of revenue for services rendered but not yet invoiced. Future actual outcomes may differ from the estimates and assessments carried out when preparing these financial statements.

Recoverability of property, plant and equipment, and intangible assets:

At the end of each reporting fiscal year, the Company assesses whether there is any indication that property, plant and equipment and/or intangible assets with finite useful lives may be impaired. Impairment exists when the book value of the assets relative to the cash-generating unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less the costs of sales of that asset and its value in use. The value in use is calculated through the estimated future cash flows discounted at their present value using a discount rate that reflects current market assessments of the time value of money, and the risks specific to each CGU.

Based on the way the Company’s Management operates and monitors the business as a whole, and how it makes decisions regarding the retention or disposal of physical assets, the Group considers it has two cash-generating unit for the purposes of testing property, plant and equipment for impairment (one for DGC’s property, plant and equipment, and another for DGCU’s property, plant and equipment).

ECOGAS INVERSIONES S.A.

In the event of impairment losses related to continuing operations, including inventory impairment, they are recognized in the statement of income under the expense categories corresponding to the function of the impaired asset.

A previously recognized impairment loss is only reversed if there has been a change in the assumptions used to determine the recoverable amount of the cash-generating unit, since the last time an impairment loss of the cash-generating unit was recognized.

For the current fiscal year, the Group has not identified any indication of property, plant and equipment impairment; i.e., the Group considers they do not exceed their recoverable amount as of December 31, 2024.

Revenue recognition and trade receivables

Revenue is recognized on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered and not invoiced at the end of each fiscal year, as well as its transportation and distribution, if applicable. The amounts actually delivered are estimated based on purchased volumes and other historical information. These volumes are allocated to each type of customer, segment, and savings level for valuation according to the applicable tariff, which is based on historical information from segments and savings levels for each billing month.

The Group is exposed to losses from uncollectible accounts. The provision for doubtful accounts is made based on the Group's collection estimates. While the Group uses available and projected information to make these estimates, it is possible that adjustments to the provisions may be necessary in the future if economic conditions differ substantially from the assumptions used in making the estimates. The corresponding charge is reflected in marketing expenses; no adjustments are made to sales revenue. To estimate the provision for doubtful accounts, the Group continuously evaluates the amount and characteristics of sales credits, taking into account the collectability of the credits based on the type and age of the credit and the applicable regulations.

Application of IFRIC 12 "Service Concession Arrangements"

IFRIC Interpretation No. 12 "Service Concession Arrangements" (IFRIC 12) establishes certain guidelines for the accounting by private entities that provide public services through a service concession agreement or a contract of similar nature. IFRIC 12 is applicable to the licensee depending, among other factors, on the control that the grantor has over the regulation of the service and the existence of a significant residual interest at the end of the agreement.

Considering that IFRIC 12 sets forth guidelines and general principles, judgment is required to determine whether its application is appropriate, due to the particular characteristics of each concession or license contract and the inherent complexity of the different concepts included in the interpretation.

The Gorup has analyzed the characteristics, conditions, and currently effective terms of its natural gas distribution license and the guidelines established in IFRIC 12. Based on its analysis, concluded that the license is outside the scope of IFRIC 12, primarily due to the renewal characteristics of the license that yield a result like that which would result from having obtained a perpetual right for the operation of the infrastructure.

2.5. Changes in the accounting policies

New standards and interpretations adopted

As from the fiscal year beginning on January 01, 2024, the Company has first applied certain new and/or amended standards and interpretations as issued by IASB. The Company has not early adopted any standard, interpretation or amendment issued but not yet effective.

A short description of the new and/or amended standards and interpretations adopted by the Company, and their impact on these financial statements is presented below:

Amendments to IAS 1: Classification of liabilities as current and non-current

In January 2020, IASB issued amendments to paragraphs 69 to 76 of IAS 1 “Presentation of Financial Statements” to specify the requirements for the classification of liabilities as current and non-current. The amendments clarify the following:

– the meaning of the right to defer settlement;

– that a right to defer must exist at the end of the reporting period;

– that such classification is not affected by the probability that an entity will exercise its right to defer; and

– that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

ECOGAS INVERSIONES S.A.

These amendments are effective for the annual periods beginning on or after January 01, 2024, and are applied to the changes in the accounting policies, and the changes in the accounting estimates occurring as from the beginning of that period. These amendments have had no significant impact on the Company's financial statements.

Amendments to IFRS 16: Lease liabilities related to lease and leaseback

The amendment addresses the requirements used by a seller-lessee to measure the lease liability arising from a lease and leaseback transaction. It establishes that after the commencement date of a sale and leaseback transaction, the seller-lessee shall apply paragraphs 29-35 of IFRS 16 to the right-of-use asset arising from the leaseback, and paragraphs 36-46 of IFRS 16 to the lease liability arising from the leaseback. When applying paragraphs 36 to 46 of IFRS 16, the seller-lessee determines the “lease payments” or the “revised lease payments” in a way that the seller-lessee would not recognize any amount of the gain or loss related to the right-of-use retained by the seller-lessee. Applying these requirements does not prevent the seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease, as required by paragraph 46(a) of IFRS 16.

The amendment does not establish any specific measurement requirements for lease liabilities arising from the leaseback. The initial measurement of a lease liability arising from the leaseback may cause that the seller-lessee determines “lease payments” other than the general definition of lease payments included in Appendix A of IFRS 16. The seller-lessee shall develop and apply an accounting policy resulting in relevant and reliable information under IAS 8.

These amendments are effective for the annual periods beginning on or after January 01, 2024, and are applied to the changes in the accounting policies, and the changes in the accounting estimates occurring as from the beginning of that period. These amendments have had no significant impact in the Company's financial statements.

Amendments to IFRS 7 and IAS 7: Disclosures on supplier financing arrangements

In May 2023, IASB issued amendments to IAS 7 “Statement of cash flows”, and to IFRS 7 “Financial Instruments: Disclosures.” These amendments specify the disclosure requirements to improve current requirements, which aim at helping users of the financial statements understand the effects of supplier financing arrangements on liabilities, cash flows, and the entity’s exposure to liquidity risk.

These amendments clarify the characteristics of supplier financing arrangements. Under these arrangements, one or more financial service providers pay amounts that an entity owes to its suppliers. The entity agrees to settle those amounts with the financial service providers under the terms and conditions of the arrangements, whether on the same date or on a date after the financial service provider pays the entity’s suppliers.

The amendments require an entity to provide information about the impact of the supplier financing arrangements on liabilities and cash flows, including the terms and conditions of those arrangements, quantitative information on the liabilities related to such arrangements at the beginning and end of the reporting period, and the type and effect of the non-monetary changes in the book values of those arrangements. The information about those arrangements is required to be disclosed on an aggregated basis, unless the individual arrangements have terms that are not similar to each other or are unique. Within the context of the quantitative disclosures of liquidity risk required under IFRS 7, the supplier financing arrangements are included as an example of other factors that may be relevant to disclose.

These amendments are effective for the annual periods beginning on or after January 01, 2024, and are applied to the changes in the accounting policies, and the changes in the accounting estimates occurring as from the beginning of that period. The amendments include some transition exemptions regarding the comparative and quantitative information at the beginning of the annual reporting period, and the disclosures in the interim financial information. These amendments have had no significant impact in the Company's financial statements.

New standards issued but not yet effective

The new and amended standards and interpretations already issued, but yet not effective, at the closing of this reporting period are described next. The Company intends to adopt these new and amended standards and interpretations, if applicable, once they become effective:

Amendments to IAS 21: The effects of changes in foreign exchange rates – Lack of exchangeability

Amendments to IAS 21 “The effects of changes in foreign exchange rates” specify how an entity should assess whether a currency is exchangeable and how to determine a spot exchange rate when exchangeability is lacking.

ECOGAS INVERSIONES S.A.

A currency is considered exchangeable into another currency when an entity is able to obtain the other currency within a normal administrative time frame and through an exchange market or mechanism in which an exchange transaction would create enforceable rights and obligations.

If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. The objective of this estimate is to reflect the rate at which an exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments indicate that an entity can use an observable exchange rate without adjustment or another estimation technique. When an entity estimates a spot exchange rate, it must disclose the information that enables users of their financial statements to understand the impact, or the expected impact, that this event will have on the financial performance, balance sheet and cash flows of the entity.

These amendments apply to the fiscal years commencing on or after January 1, 2025. When applying these amendments, an entity cannot restate comparative information. The Company shall conduct the impact evaluation of the amendment once it becomes effective.

Amendments to IFRS 10 and IAS 28: Consolidated financial statements and investments in associates and joint ventures – sale or contribution of assets between an investor and its associate or joint venture

Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in associates and joint ventures” address an acknowledge inconsistency between the requirements in IFRS 10 and those in IAS 28, regarding the treatment of the sale or contribution of assets between an investor and its associate or joint venture.

The amendments issued in September 2014 establish that when a transaction involves a business, whether in a subsidiary or not, all, any profit or loss is recognized in full. A partial profit or loss is recognized when the transaction involves assets which do not constitute a business, even if the assets are in a subsidiary.

The mandatory application date of these amendments is to be determined as IASB is expecting the results of its investigation project over the accounting based on the equity method. These amendments must be applied retrospectively. The Company shall conduct the amendment impact evaluation once it becomes effective.

IFRS 18: Presentation and disclosure in financial statements

In April 2024, IASB issued IFRS 18 “Presentation and disclosure in financial statements”, which replaced IAS 1 “Presentation of financial statements”. IFRS 18 introduces new categories and subtotals in the statement of income. It also requires disclosure of performance measures defined by management (as defined by the entity) and includes new requirements for the position, aggregation and disaggregation of financial information.

Entities shall be required to classify all items of income and expenses in their statement of income in one of these five categories: operations, investments, financing, income taxes and discontinued operations. In addition, under IFRS 18, entities are required to present subtotals and totals of “operating profit or loss”, “profit or loss before financing and income taxes” and “profit or loss”.

In order to classify income and expenses in the required categories, entities must assess whether they have a “main business activity” consisting of investing in assets or providing financing to customers, as specific classification requirements will apply to those entities. Determining whether an entity has a specific main business activity is a matter of fact and circumstances and requires judgement. An entity may have more than one main business activity.

IFRS 18 introduces the concept of Management-defined Performance Measure (MPM), which is a subtotal of income and expenses used by entities in public communications outside financial statements to communicate users the management’s point of view regarding an aspect of the entity’s financial performance as a whole. IFRS 18 requires disclosure of all MPMs of an entity in a single note to the financial statements and requires multiple disclosures for each MPM, including how the measure is calculated and a reconciliation to the most comparable subtotal specified by IFRS 18 or any other IFRS accounting standard.

IFRS 18 makes a distinction between “presenting” information in the primary financial statements and “disclosing” it in the notes, and introduces a principle to determine the position of the information based on “functions” identified of the primary financial statements and notes. It requires the aggregation and disaggregation of information to be conducted referencing similar and different characteristics. These guidelines also determine significant descriptions, or labels, to the elements aggregated in financial statements.

ECOGAS INVERSIONES S.A.

Subsequent amendments to other accounting standards:

Amendments have been introduced to the scope of IAS 7 “Statement of cash flows”, which include the change in the starting point to determine the cash flows of operations under the indirect method of “income or loss” to “operating income (loss)”. It has also eliminated to a great extent the option to classify cash flows from dividends and interest in the statement of cash flows. IAS 33 “Earnings per share” is modified to include additional requirements to allow entities to disclose additional amounts per share, only if the numerator used in the calculation complies with the specified criteria. To that end, the numerator must be: (i) an amount attributable to common shareholders of the parent entity; and (ii) a total or subtotal identified by IFRS 18 or a MPM, as defined by IFRS 18.

Some requirements previously included in IAS 1 have been transferred to IAS 8 “Accounting policies, changing in accounting estimates and errors”, which has been renamed IAS 8 “Basis of preparation of financial statements”.

IAS 34 “Interim financial reporting” has been modified to include the requirement of MPM disclosures.

IFRS 18 and the amendments to other accounting standards are effective for all reporting periods commencing on or after January 1, 2027 and shall apply retrospectively. Early adoption is permitted and must be disclosed.

IFRS 19: Subsidiaries without public accountability – disclosures

In May 2024, IASB issued IFRS 19 “Subsidiaries without public accountability: disclosures”, which allows eligible entities to apply reduced disclosure requirements. Notwithstanding the foregoing, entities must still apply the recognition, measurement and presentation requirements in other IFRS accounting standards. Except otherwise specified, eligible entities which choose to apply IFRS 19 need not to apply the disclosure requirements in other IFRS accounting standards.

An entity applying IFRS 19 is obliged to disclose that fact as part of its general statement of compliance with IFRS. IFRS 19 requires entities whose financial statements comply with IFRS accounting standards, including IFRS 19, to make an explicit and unreserved statement of such compliance.

An entity may elect to apply IFRS 19 if at the end of the reporting period: (i) it is a subsidiary, as defined in IFRS 10 “Consolidated financial statements”; (ii) it does not have public accountability; and (iii) it has an ultimate or intermediate parent that prepares the consolidated financial statements, available for public use, which comply with IFRS accounting standards.

An entity has public accountability if: (i) its debt or equity instruments are traded in a public market or it is in the process of issuing such instruments for trading in a public market; o (ii) it holds assets in a fiduciary capacity for a broad group of outsiders as one of its main businesses (i.e. not for reasons incidental to their main business).

Disclosure requirements in IFRS 19 are organized in sub-items as per IFRS, and when disclosure requirements in other IFRS accounting standards are still applicable, they are specified in the subtitle of each IFRS.

Disclosures in IFRS 19 exclude the operating segments of IFRS 8 “Operating segments”, the “Insurance Contracts” of IFRS 17 and the “Earnings per share” of IAS 33. Therefore, if an entity applying IFRS 19 is obliged to apply IFRS 17 or chooses to apply IFRS 8 and/or IAS 33, such entity shall be obliged to apply all the disclosure requirements relevant to such regulations.

IFRS 19 is effective for all reporting periods commencing on or after January 1, 2027, and early adoption is allowed. If an eligible entity chooses early adoption, it is obliged to disclose that fact. An entity is required, during the first (annual and interim) period of application of that standard, to align the disclosures of the comparative period with the disclosures included in the current period pursuant to IFRS 19, unless IFRS 19 or other IFRS accounting standard requires or allows otherwise.

ECOGAS INVERSIONES S.A.

NOTE 3. INCOME FROM ORDINARY ACTIVITIES

	12.31.2024	12.31.2023 (unaudited)	12.31.2022 (unaudited)
Gross sales	469,589,895	295,391,958	347,307,979
Commercial management services	9,781,910	10,268,503	6,806,220
Transport sale services	1,157,644	2,588,147	11,896
Service income	-	5,280,977	5,451,765
Other sales	8,353,229	4,740,024	12,494,345
	488,882,678	318,269,609	372,072,205

NOTE 4. COST OF SALES

	12.31.2024	12.31.2023 (unaudited)	12.31.2022 (unaudited)
Materials inventory at the beginning of the fiscal year	1,026,007	2,028,742	1,446,729
Gas purchase	179,730,988	147,994,964	164,649,509
Materials purchase	2,681,286	5,320,105	6,779,563
Gas transport	72,997,389	36,776,753	44,347,629
Distribution expenses (Note 5)	58,748,913	67,285,693	73,161,051
Production expenses (Note 5)	207,747	78,378	662,981
Materials inventory at the closing of the fiscal year	(667,363)	(1,026,007)	(2,028,742)
	314,724,967	258,458,628	289,018,720

ECOGAS INVERSIONES S.A.

NOTE 5. DISTRIBUTION, PRODUCTION, ADMINISTRATIVE, SELLING AND FINANCING EXPENSES

Details of distribution, production, administrative, selling and financing expenses corresponding to fiscal years ended December 31, 2024, 2023 and 2022, are the following:

}	For the fiscal year ended 12.31.2024
	Distribution expenses	Production expenses	Administrative expenses	Selling expenses	Financing expenses	Expenses activation	Total
Wages and social security contributions	17,725,412	77,523	6,290,329	7,541,083	-	760,277	32,394,624
Directors and auditors fees	-	-	197,667	-	-	-	197,667
Professional services fees	254,268	-	6,581,028	1,057,200	-	-	7,892,496
Trials and claims	845,852	-	1,822,623	-	-	-	2,668,475
Invoicing and collection expenses	-	-	-	15,406,730	-	-	15,406,730
Leases	68,677	-	217,008	48,331	-	-	334,016
Insurance premium	569,930	-	215,064	4,244	-	-	789,238
Travel and lodging	520,449	-	65,619	65,825	-	-	651,893
Courier and telecommunication expenses	53,883	-	372,316	79,298	-	-	505,497
Property, plant and equipment depreciation	22,186,556	-	517,340	1,687,241	-	-	24,391,137
Intangible assets amortization	226,743	30,235	138,965	656,308	-	-	1,052,251
Right of way	727,870	-	-	-	-	-	727,870
Property, plant and equipment repair and maintenance	6,661,434	-	1,611,437	5,799,266	-	-	14,072,137
Taxes, rates and contributions	60,297	-	832,041	3,453,186	87,042	-	4,432,566
Gross income tax	-	-	-	9,996,099	312,106	-	10,308,205
ENARGAS rate	2,307,485	-	1,105,349	1,579,977	-	-	4,992,811
Bad debts	-	-	-	2,387,691	-	-	2,387,691
Advertising and marketing	-	-	40,282	312,452	-	-	352,734
Cleaning and surveillance	609,941	-	316,841	331,585	-	-	1,258,367
Bank expenses and commissions	-	-	364,588	-	-	-	364,588
Interest and other holdings loss	-	-	-	-	8,059,004	-	8,059,004
Services and supplies to third parties	991,834	99,989	423,348	608,374	-	-	2,123,545
Commercial and technical support agreements	1,341,080	-	-	1,444,151	-	-	2,785,231
Miscellaneous	520,836	-	135,749	74,628	-	-	731,213
Freight and transportation	3,076,366	-	-	-	-	-	3,076,366
Total expenses	58,748,913	207,747	21,247,594	52,533,669	8,458,152	760,277	141,956,352

	For the fiscal year ended 12.31.2023*
	Distribution expenses	Production expenses	Administrative expenses	Selling expenses	Financing expenses	Expenses activation	Total
Wages and social security contributions	18,633,845	9,693	7,318,559	9,945,492	-	930,708	36,838,297
Directors and auditors fees	-	-	229,400	-	-	-	229,400
Professional services fees	725,819	-	6,640,573	1,105,129	-	-	8,471,521
Trials and claims	6,260,527	-	1,690,714	-	-	-	7,951,241
Invoicing and collection expenses	-	-	-	10,622,710	-	-	10,622,710
Leases	69,580	-	230,046	39,518	-	-	339,144
Insurance premium	416,989	-	181,084	3,512	-	-	601,585
Travel and lodging	352,311	-	98,927	281,305	-	-	732,543
Courier and telecommunication expenses	45,032	-	373,238	77,972	-	-	496,242
Property, plant and equipment depreciation	24,104,283	-	518,418	631,694	-	-	25,254,395
Intangible assets amortization	1,041,976	28,962	986	-	-	-	1,071,924
Right of way	2,145,405	-	-	-	-	-	2,145,405
Property, plant and equipment repair and maintenance	4,443,516	-	9,276,902	342,468	-	-	14,062,886
Taxes, rates and contributions	39,960	-	996,478	3,004,073	143,059	-	4,183,570
Gross income tax	-	-	-	6,541,982	375,769	-	6,917,751
ENARGAS rate	2,971,648	-	1,425,221	2,041,932	-	-	6,438,801
Bad debts	-	-	-	(262,126)	-	-	(262,126)
Advertising and marketing	-	-	1,499	244,254	-	-	245,753
Cleaning and surveillance	599,419	-	308,664	325,240	-	-	1,233,323
Bank expenses and commissions	-	-	446,191	-	-	-	446,191
Interest and other holdings loss	-	-	-	-	4,162,962	-	4,162,962
Services and supplies to third parties	788,767	38,161	613,159	46,912	-	-	1,486,999
Commercial and technical support agreements	919,808	-	-	1,597,611	-	-	2,517,419
Miscellaneous	589,300	1,562	404,449	205,459	-	-	1,200,770
Freight and transportation	3,137,508	-	-	-	-	-	3,137,508
Total expenses	67,285,693	78,378	30,754,508	36,795,137	4,681,790	930,708	140,526,214

*Unaudited

ECOGAS INVERSIONES S.A.

	For the fiscal year ended 12.31.2022*
	Distribution expenses	Production expenses	Administrative expenses	Selling expenses	Financing expenses	Expenses activation	Total
Wages and social security contributions	17,825,598	161,208	6,707,534	9,482,398	-	896,622	35,073,360
Directors and auditors fees	-	-	336,589	-	-	-	336,589
Professional services fees	457,427	10,059	7,024,034	758,694	-	-	8,250,214
Trials and claims	10,655,454	-	742,667	-	-	-	11,398,121
Invoicing and collection expenses	-	-	-	12,914,892	-	-	12,914,892
Leases	108,105	14,085	255,017	43,250	-	-	420,457
Insurance premium	553,200	34	276,568	3,886	-	-	833,688
Travel and lodging	369,885	3,240	73,782	296,380	-	-	743,287
Courier and telecommunication expenses	53,829	166	429,301	91,753	-	-	575,049
Property, plant and equipment depreciation	24,141,998	14,259	534,959	653,806	-	-	25,345,022
Intangible assets amortization	1,790,080	-	-	-	-	-	1,790,080
Right of way	2,329,772	-	-	-	-	-	2,329,772
Property, plant and equipment repair and maintenance	5,680,844	19,198	8,498,519	366,653	-	-	14,565,214
Taxes, rates and contributions	56,335	36,648	939,196	3,171,132	101,745	-	4,305,056
Gross income tax	-	-	33	7,666,117	379,567	-	8,045,717
ENARGAS rate	2,723,487	-	1,307,257	1,875,831	-	-	5,906,575
Bad debts	-	-	-	76,052	-	-	76,052
Advertising and marketing	-	-	4,592	293,473	-	-	298,065
Cleaning and surveillance	566,491	-	285,126	305,850	-	-	1,157,467
Bank expenses and commissions	-	-	493,586	-	-	-	493,586
Interest and other holdings loss	-	-	-	-	4,698,455	-	4,698,455
Services and supplies to third parties	992,823	384,726	716,319	227,230	-	-	2,321,098
Commercial and technical support agreements	958,020	-	-	1,721,886	-	-	2,679,906
Miscellaneous	693,132	19,358	341,544	339,644	-	-	1,393,678
Freight and transportation	3,204,571	-	-	-	-	-	3,204,571
Total expenses	73,161,051	662,981	28,966,623	40,288,927	5,179,767	896,622	149,155,971

*Unaudited

NOTE 6. OTHER OPERATING INCOME AND EXPENSES

Other operating income

	12.31.2024	12.31.2023 (unaudited)	12.31.2022 (unaudited)
Interest income	4,325,794	8,359,434	8,506,440
Income for property, plant and equipment sold	61,375	195,784	4,733
Provisions recovery (Note 15)	757,463	22,700	138,039
Income for investment properties	54,411	137,313	130,222
Trade payables and other payables recovery	113,906	-	-
Exchange differences	728,714	2,029,603	1,051,602
Other recoveries	-	1,975,515	-
Other income	1,157,936	1,146,447	995,172
	7,199,599	13,866,796	10,826,208

Other operating expenses

	12.31.2024	12.31.2023 (unaudited)	12.31.2022 (unaudited)
Interest expense	(3,551,336)	(1,049,597)	(2,160,379)
Exchange differences	(702,325)	(2,306,372)	(1,295,548)
Loss for property, plant and equipment derecognition	(128,247)	(364,675)	(213,846)
Amortization of investment properties (Note 11)	(107,369)	(107,369)	(107,179)
Other expenses	(53,562)	(38,575)	(559,766)
	(4,542,839)	(3,866,588)	(4,336,718)

Financial income

	12.31.2024	12.31.2023 (unaudited)	12.31.2022 (unaudited)
Interest	50,592	233,044	1,084,089
Income for valuation of financial assets at fair value	5,601,873	79,285,191	8,548,336
Quote differences	803,178	16,198,849	3,978,722
	6,455,643	95,717,084	13,611,147

Financial costs

	12.31.2024	12.31.2023 (unaudited)	12.31.2022 (unaudited)
Quote differences	(265,310)	(2,818,358)	(412,680)
Income (loss) for holdings	(21,533)	(20,057)	(1,016,998)
Financial expenses (Note 5)	(8,458,152)	(4,681,790)	(5,179,767)
	(8,744,995)	(7,520,205)	(6,609,445)

ECOGAS INVERSIONES S.A.

NOTE 7. INTEREST IN THE NET INCOME (LOSS) OF ASSOCIATES

On November 26, 2020, the Company acquired GESER S.A.U. (“GESER”). Afterwards, as per the decision taken by the Board of Directors on April 8, 2022, a share of the interest held was sold, and the Company kept 77.873% of the shareholding in GESER until June 10, 2024, making the Company the parent company.

As a result of the negotiations held, on June 11, 2024, the Company transferred its shareholding in GESER. Therefore, as of the date of this document, ECOG does not hold any residual shareholding in that company.

Furthermore, COySERV S.A. is a privately held Company, whose corporate purpose is the performance of activities complementary and/or related to the Company.

The following tables present the reduced financial information of the interest of the Company in COySERV S.A.:

Balance sheet of the associate	12.31.2024	12.31.2023 (unaudited)
Current assets	7,722,403	3,085,588
Non-current assets	615,642	229,553
Current liabilities	5,231,380	1,566,381
Equity	3,106,665	1,748,760
Interest in the equity of the associate	1,272,180	716,117

Statement of comprehensive income of the associate	12.31.2024	12.31.2023 (unaudited)	12.31.2022 (unaudited)
Operating income (loss)	1,688,485	583,775	(1,668)
Income (loss) for the FY	1,357,905	465,046	(1,770)
Interest in the income (loss) of the associate	556,063	190,436	(867)

Company	Face value	Number of shares	Cost value	Quote value	Proportional equity value	Interest in the net income (loss) of the associate	Book value as of 12.31.2024	Book value as of 12.31.2023 (unaudited)
COySERV S.A.	1.00	2,775,888	2,776	Not listed	1,272,180	556,063	1,272,180	716,117
TOTAL							1,272,180	716,117

	Information of the issuing entity
Company	Date	Share capital	Income (loss) for the period	Equity	% of interest
COySERV S.A.	12.31.2024	27,759	1,357,905	3,106,665	40.95

The Company has an indirect holding in COySERV S.A. through Distribuidora de Gas Cuyana S.A. (30.95%) and Distribuidora de Gas del Centro S.A. (10%).

ECOGAS INVERSIONES S.A.

NOTE 8. INCOME TAX

The balance of the income tax net of down payments and withholdings made by customers amounted to 31,251,307 as of December 31, 2024, and 818,576 in favor of the Company as of December 31, 2023.

The main components of income tax for the fiscal years ended December 31, 2024, 2023, and 2022 are the following:

Statement of comprehensive income	12.31.2024	12.31.2023 (unaudited)	12.31.2022 (unaudited)
Current income tax
Income tax expense for the fiscal year	(39,379,127)	(2,030,563)	(8,845,919)
Adjustment related to current income tax for the previous fiscal year	311,240	-	-
Deferred income tax
Related to the origin and reversal of temporary differences	3,427,091	(4,366,745)	2,260,495
Income tax charged to other comprehensive income (loss)	(35,640,796)	(6,397,308)	(6,585,424)

Reconciliation between the income tax and the accounting income (loss) multiplied by the tax rate of the Company applicable to the fiscal year ended December 31, 2024, 2023, and 2022 is the following:

	12.31.2024	12.31.2023 (unaudited)	12.31.2022 (unaudited)
Income (loss) for the fiscal year before income tax	76,593,524	35,841,656	(2,821,897)
At the income tax effective rate	(26,453,866)	(12,447,703)	964,813
Income (loss) from permanent investments	192,381	65,887	370,334
Loss on net monetary position	(14,304,374)	(23,130,252)	(21,639,367)
Tax inflation adjustment	1,244,214	743,890	716,512
Tax inflation adjustment 2020 recovery	169,022	-	-
Other permanent differences	3,511,827	28,370,870	13,002,284
Income tax in the statement of comprehensive income	(35,640,796)	(6,397,308)	(6,585,424)

Deferred income tax corresponds to the following:

	Balance sheet		Statement of comprehensive income
	12.31.2024	12.31.2023 (unaudited)	12.31.2024	12.31.2023 (unaudited)	12.31.2022 (unaudited)
Other financial assets	(15,397)	(322)	(15,075)	11,781	(11,968)
Trade receivables and other receivables	1,328,778	1,252,111	76,667	(2,517,880)	(4,857,022)
Other non-financial assets	(57,812)	(307,772)	249,960	(244,267)	311,501
Inventory	(43,763)	(186,428)	142,665	(69,813)	(70,974)
Property, plant and equipment and intangible assets	(88,863,692)	(93,400,296)	4,533,703	4,794,158	5,683,095
Provisions	1,446,584	2,558,463	(1,111,879)	(3,339,133)	(293,988)
Wages and social security contributions	243,575	168,260	75,315	(2,752)	42,836
Other liabilities	(696)	(1,516)	820	(4,171)	8,901
Deferred tax inflation adjustment	4,150	25,966	(21,816)	145,532	(545,725)
General tax loss	-	404,300	(404,300)	(327,755)	226,357
Specific tax loss available to offset future taxable profits	2,732,768	2,786,491	(53,723)	(2,621,076)	2,205,671
Others	(632)	47,515	(45,246)	(191,369)	(438,189)
Deferred tax income (expense)			3,427,091	(4,366,745)	2,260,495
Net deferred tax liability	(83,226,137)	(86,653,228)

Reconciliation of net deferred tax liability	12.31.2024	12.31.2023 (unaudited)	12.31.2022 (unaudited)
Balance at the beginning of the fiscal year	(86,653,228)	(82,286,483)	(84,546,978)
Income (expense) recognized in income (loss) during the fiscal year	3,427,091	(4,366,745)	2,260,495
Balance at the closing of the fiscal year	(83,226,137)	(86,653,228)	(82,286,483)

Action for declaration of Certainty and Unconstitutionality

i)	Distribuidora de Gas del Centro S.A.

On April 5, 2021, the Company filed a declaratory action of certainty and unconstitutionality against the Executive Branch (“PEN”) and the Federal Administration of Public Revenues (“AFIP”), requesting the inapplicability and/or unconstitutionality of Section 93 and 104 of the General Law of the General Income Tax Act (“LIG”) and other related regulations that in any way limit, restrict, defer and/or prevent full and undeferral application of the inflation adjustment mechanism provided for the LIG in the Income Tax Return corresponding to the fiscal year 2020.

ECOGAS INVERSIONES S.A.

On April 3, 2024, a first instance judgment was issued upholding the declaratory action filed by the Company. The AFIP and the Executive Branch appealed the same on April 8, 2024. The appeal was granted by the Court, and the file was referred to the Chamber.

On May 8, 2024, the Chamber served notice to the defendants to express their grievances. However, after the deadline expired, they did not file a notice, and the Court declared appealing void. This final ruling was notified to the parties on May 31, 2024, thus making the judgment of the court of first instance, which allowed the company to apply the comprehensive inflation adjustment, final.

Additionally, the Company requested the issuance of an injunction ordering AFIP to refrain from challenging the full and undeferred application of the inflation adjustment in the Income Tax Return for the 2020 fiscal year. Failure to do so would result in the Company’s nominal profits being taxed rather than the results actually obtained, generating a confiscatory tax that affects the property rights enshrined in the National Constitution. The measure was granted on May 11, 2024, upon a new request for an extension, the Court ruled that, having issued a final judgment in favor of the planiff, the injunction was subsumed under the merits of the matter.

On April 4, 2022, the Company filed a declaratory action of certainty and unconstitutionality against the Executive Branch and the AFIP (Federal Administration of Public Revenues), requesting the inapplicability and/or unconstitutionality of Articles 93 and 194 of the LIG (General Law of the General Income Tax Act) and other related regulations that in any way limit, restrict, defer, and/or prevent the full application of the inflation adjustment mechanisms provided for in the LIG (General Law of the General Income Tax Act) in the Income Tax return corresponding to fiscal year 2021. On March 25, 2024, a first instance judgment was issued, allowing the declaratory action of certainty filed by the Company. This judgment was notified to the parties on March 25, 2024, and appealed by the defendants. On May 17, 2024, the court ordered the referral of the case to the Chamber of Deputies. On October 28, 2024, the case file was forwarded to the Court of Appeals. On November 4, 2024, the court notified the parties of the panel's composition and the defendants' request to express their grievances. Both parties responded to the grievances, and on December 10, 2024, the Court deemed the grievances answered and ordered the case to be forwarded to the Court for resolution, notifying the court on December 12, 2024. On 06/02/2025, the file was sent to the Federal Court of Córdoba – Room A. The file is currently in the court of origin for prompt resolution.

Additionally, the Company requested the issuance of an injunction ordering the AFIP (Federal Administration of Public Works) to refrain from challenging the full application of the inflation adjustment in the Income Tax Return for the 2021 fiscal year, which was granted on May 10, 2022.

On April 3, 2023, the Company filed a declaratory action of certainty and unconstitutionality against the Executive Branch and the AFIP, requesting the inapplicability and/or unconstitutionality of the sections mentioned in the preceding paragraphs of the General Law of the General Income Tax Act and other related regulations that in any way limit, restrict, defer, and/or prevent the full application of the inflation adjustment mechanisms in the Income Tax Return for the 2022 fiscal year.

On May 12, 2023, the resolution granting the injunction in favor of the Company was issued for the tax. The 2022 fiscal year earnings action is pending resolution as of the date of issuance of these financial statements. On April 16, 2024, the company requested service of process for the parties to argue on the evidence offered and produced in the case. On June 4, the process of service was again requested and submitted.

On July 30, 2024, the defendant filed its arguments. On August 9, 2024, the court ordered the court to issue a ruling. Finally, on December 20, 2024, the court ruled in favor of the application of the comprehensive inflation adjustment applied by the company. On February 3, 2025, the defendant filed an appeal, which was granted by the court. On February 18, 2025, the court ordered the proceedings to be admitted to Division B and gave the defendant a hearing to express its grievances.

On April 3, 2025, the Company filed a declaratory action for certainty and unconstitutionality against the Executive Branch (PEN) and the ARCA (Arca), requesting the inapplicability and/or unconstitutionality of Articles 93 and 194 of the General Tax Law (LIG) and other related regulations that in any way limit, restrict, defer, and/or prevent the full application of the inflation adjustment mechanisms provided for in the General Tax Law (LIG) in the Income Tax return for the 2024 fiscal year.

Additionally, the Company requested the issuance of a precautionary measure ordering the ARCA to refrain from challenging the full and undeferred application of the inflation adjustment in the Income Tax return for the 2024 fiscal year. Failure to implement this adjustment would result in the Company's nominal profits being taxed, rather than the results actually obtained, generating a confiscatory tax that infringes the right to exercise its functions. property rights enshrined in the National Constitution. On May 13, 2025, the precautionary measure requested in this case by the plaintiff was granted. This ruling was notified on May 15, 2025, and was not appealed in a timely manner; therefore, it is final.

ECOGAS INVERSIONES S.A.

ii)	Distribuidora de Gas Cuyana S.A.

On April 9, 2021, the Company filed a declaratory action of certainty and unconstitutionality against the Executive Branch (“PEN”) and the Federal Administration of Public Revenues ("AFIP"), requesting the inapplicability and/or unconstitutionality of the first paragraph of Art. No. 93 and the first paragraph of Art. No. 194 of the General Law of the General Income Tax Act ("LIG") - consolidated text 2019 and its amendments, Art. No. 39 of Law No. 24,073, Art. No. 7 and 10 of Law No. 23,928 and other related regulations that in any way limit, restrict, defer and/or prevent the comprehensive and non-deferrable application of the inflation adjustment mechanisms provided for in the LIG (Law No. 20,628 - t.o. 2019 and its amendments) in the Income Tax return corresponding to fiscal year 2020. On December 21, 2023, the Supreme Court of Justice of the Nation ("SCJN") rejected the appeal filed by AFIP-PEN, thus confirming the inadmissibility of the extraordinary appeal duly filed by the defendants, giving rise to the full application of the inflation adjustment by Distribuidora de Gas Cuyana S.A. for fiscal year 2020.

For fiscal year 2021, the Company filed a declaratory action of certainty and unconstitutionality against the PEN and AFIP on April 1, 2022, requesting the inapplicability and/or unconstitutionality of the first paragraph of Articles 93 and 194 of the LIG (General Law of the General Income Tax Act), along with the issuance of a precautionary measure ordering AFIP to refrain from challenging the full application of the inflation adjustment in the Income Tax Return. On May 6, 2022, a resolution was issued granting the Company an injunction for income tax for the 2021 fiscal year. An official expert was subsequently appointed to conduct the evidentiary phase, which was completed on September 8, 2023, with the submission of the expert report. On February 8, 2024, a first-instance judgment was issued, upholding the Company's claim and, consequently, declaring the inapplicability of Article 93 of the General Tax Law and other related regulations for the period corresponding to fiscal year 2021. On February 26, 2024, AFIP appealed the court's first ruling.

On September 9, 2024, the Court of Appeals issued a ruling rejecting the AFIP's appeal and upholding the first instance ruling. On September 26, 2024, the defendant filed an Extraordinary Federal Appeal before the Court, which ordered that it be served on the plaintiff within 10 days. On October 8, 2024, the defendant filed a brief response to the appeal, which was considered by the court, and the court proceeded to decide on its formal admission. The file is currently in Chamber 2.

On April 3, 2023, the Company filed a declaratory action of certainty and unconstitutionality against the Executive Branch and the AFIP (Federal Administration of Public Revenues), requesting the inapplicability and/or unconstitutionality of the articles mentioned in the preceding paragraphs of the General Law of the General Income Tax Act (“LIG”) and other related regulations that in any way limit, restrict, defer, and/or prevent the full application of the inflation adjustment mechanisms in the Income Tax return for fiscal year 2022. On May 5, 2023, a resolution granting the precautionary measure in favor of the Company for income tax for fiscal year 2022 was issued. This declaratory action of certainty is pending resolution as of the date of issuance of these financial statements. On April 12, 2024, the final meeting of the evidentiary phase was held, where the next step is the presentation of the expert report by the official expert. On July 8, AFIP filed a challenge to the expert report, to which the company responded.

On September 5, 2024, the closure of the evidentiary period and the release of the case file for arguments were requested.

Subsequently, on October 7, 2024, the arguments were submitted along with a written request for the release of the case file for ruling. Finally, on February 3, 2025, a first-instance judgment was issued, upholding the company's claim for fiscal year 2022. On February 7, 2025, the defendant filed an appeal against the mentioned judgment, which was granted, and the case file was ordered to be forwarded to the Court of Appeals. The case file is currently being heard on the appeal filed by ARCA.

On April 3, 2025, the Company filed a declaratory action for certainty and unconstitutionality against the Executive Branch (PEN) and the ARCA (Arca), requesting the inapplicability and/or unconstitutionality of Articles 93 and 194 of the General Tax Law (LIG) and other related regulations that in any way limit, restrict, defer, and/or prevent the full application of the inflation adjustment mechanisms provided for in the General Tax Law (LIG) in the Income Tax return for the 2024 fiscal year.

Additionally, the Company requested the issuance of a precautionary measure ordering the ARCA to refrain from challenging the full and undeferred application of the inflation adjustment in the Income Tax return for the 2024 fiscal year. Failure to implement this adjustment would result in the Company's nominal profits being taxed, rather than the results obtained, generating a confiscatory tax that infringes the right to exercise its functions. of property embodied in the National Constitution.

On May 12, 2025, the precautionary measure requested in the case file by the plaintiff was granted with devolutionary effect.

ECOGAS INVERSIONES S.A.

On May 14, 2025, ARCA filed an appeal against the interlocutory order granting the precautionary measure, requesting that it be granted with suspensive effect. The court granted the appeal, referring to the case law of the Mendoza Court of Appeals. To request that the devolutionary effect of the previously granted measure be granted, on May 26, 2025, a complaint was filed with the Court of Appeals challenging the suspensive nature of the appeal, requesting that it be revoked and that it be granted with devolutionary effect instead. On June 5, 2025, the Court of Appeals decided to grant the complaint appeal, reversing the first-instance ruling.

NOTE 9. EARNING PER SHARE

Income (loss) per basic share is calculated by dividing the net income (loss) for the fiscal year by the weighted average of outstanding common shares during the fiscal year.

There are no transactions or concepts which generate a dilutive effect.

Net income (loss) per share	12.31.2024	12.31.2023 (unaudited)	12.31.2022 (unaudited)
- Basic and diluted	1,656.03	1,258.61	(256.42)
Weighted average of common shares attributable to basic income (loss) per share	14,178,732	14,178,732	14,178,732

As is mentioned in Note 17, during January 2025 the Company proposed a Swap Offer to the owners of non-controlling interest of DGC and DGCU. The Swap Offer remained open from December 20, 2024, until January 13, 2025. The liquidation date was January 17, 2025. As a result of this liquidation, as from January 17, 2025, the Company´s shares amounted to 22,923,058. The abovementioned transaction did not affect the earnings per share as of December 31, 2024.

NOTE 10. PROPERTY, PLANT AND EQUIPMENT

Balances of this item as of December 31, 2024, are as follows:

MAIN ACCOUNT	ORIGIN VALUES
	AT THE BEGINNING OF THE FISCAL YEAR	INCREASES	DERECOGNITIONS	TRANSFERENCES	AT YEAR-END
Lands	2,028,234	16,961	-	-	2,045,195
Buildings and civil works	12,474,173	138,499	-	1,307	12,613,979
Building installations	9,540,823	130,426	(7,726)	-	9,663,523
Gas pipelines	187,901,822	841,654	(66,010)	-	188,677,466
High-pressure pipeline branches	95,916,096	1	(47,112)	-	95,868,985
Medium and low-pressure pipelines and networks	366,935,237	2,810,927	(31,750)	1,359	369,715,773
Compressor stations	12,522,327	(6)	(33,701)	-	12,488,620
Pressure regulation and measuring station	65,697,967	530,963	(19,279)	(4)	66,209,647
Consumption measuring installations	76,890,187	40,349	(718,466)	2,234,007	78,446,077
Other technical installations	32,118,019	1,441,922	-	3,547	33,563,488
Machines, equipment and tools	15,789,653	732,382	(34,980)	-	16,487,055
IT and telecommunication systems	35,787,695	3,027,956	(326,342)	-	38,489,309
Vehicles	6,773,043	662,474	(126,238)	-	7,309,279
Furniture and fixtures	2,876,722	37,834	-	-	2,914,556
Materials	1,477,416	4,562,623	(837,760)	(2,240,725)	2,961,554
Line pack	537,422	997,653	(290,630)	-	1,244,445
Ongoing works	6,526,020	181,971	-	509	6,708,500
TOTAL AS OF 12.31.2024	931,792,856	16,154,589	(2,539,994)	-	945,407,451

ECOGAS INVERSIONES S.A.

MAIN ACCOUNT	DEPRECIATIONS					NET BALANCES
	ACCUMULATED AT THE BEGINNING OF THE FISCAL YEAR	DERECOGNITIONS	FOR THE FY		ACCUMULATED AT YEAR-END	As of December 31, 2024
			RATE %	AMOUNT
Lands	-	-	-	-	-	2,045,195
Buildings and civil works	4,077,990	-	2	263,330	4,341,320	8,272,659
Building installations	5,396,054	(7,031)	2 to 20	266,484	5,655,507	4,008,016
Gas pipelines	102,702,706	(733)	2 to 100	4,155,878	106,857,851	81,819,615
High-pressure pipeline branches	59,949,121	(41,298)	2 to 100	1,958,141	61,865,964	34,003,021
Medium and low-pressure pipelines and networks	208,257,356	(25,137)	2 to 100	8,039,300	216,271,519	153,444,254
Compressor stations	1,049,444	(7,778)	33 to 100	38,377	1,080,043	11,408,577
Pressure regulation and measuring station	37,391,714	(14,825)	33 to 100	2,046,715	39,423,604	26,786,043
Consumption measuring installations	59,122,403	(709,347)	33 to 100	2,228,432	60,641,488	17,804,589
Other technical installations	19,733,242	-	2 to 100	1,357,360	21,090,602	12,472,886
Machines, equipment and tools	9,675,747	(21,155)	10	1,297,276	10,951,868	5,535,187
IT and telecommunication systems	27,787,113	(274,720)	10 to 33	2,344,017	29,856,410	8,632,899
Vehicles	6,028,768	(106,555)	20 to 100	294,367	6,216,580	1,092,699
Furniture and fixtures	2,519,635	-	5 to 100	101,460	2,621,095	293,461
Materials	-	-	-	-	-	2,961,554
Line pack	-	-	-	-	-	1,244,445
Ongoing works	-	-	-	-	-	6,708,500
TOTAL AS OF 12.31.2024	543,691,293	(1,208,579)		24,391,137	566,873,851	378,533,600

Balances of this item as of December 31, 2023, are as follows:

MAIN ACCOUNT	ORIGIN VALUES
	AT THE BEGINNING OF THE FISCAL YEAR	INCREASES	DERECOGNITIONS	TRANSFERENCES	AT YEAR-END
Lands	2,028,234	-	-	-	2,028,234
Buildings and civil works	12,472,198	1,975	-	-	12,474,173
Building installations	9,478,244	62,908	(329)	-	9,540,823
Gas pipelines	187,231,700	730,787	(60,665)	-	187,901,822
High-pressure pipeline branches	95,370,896	653,434	(109,259)	1,025	95,916,096
Medium and low-pressure pipelines and networks	362,688,031	2,388,668	(17,623)	1,876,161	366,935,237
Compressor stations	12,522,327	-	-	-	12,522,327
Pressure regulation and measuring station	65,634,193	244,328	(182,679)	2,125	65,697,967
Consumption measuring installations	76,498,651	11,085	(419,354)	799,805	76,890,187
Other technical installations	31,098,780	1,016,423	-	2,816	32,118,019
Machines, equipment and tools	14,139,059	1,659,363	(8,769)	-	15,789,653
IT and telecommunication systems	34,823,133	1,278,684	(314,122)	-	35,787,695
Vehicles	6,839,120	36,644	(102,721)	-	6,773,043
Furniture and fixtures	2,866,567	19,220	(9,065)	-	2,876,722
Materials	2,046,088	1,109,044	(873,709)	(804,007)	1,477,416
Line pack	1,041,114	203,096	(706,788)	-	537,422
Ongoing works	8,373,869	465,067	(434,991)	(1,877,925)	6,526,020
TOTAL AS OF 12.31.2023 (unaudited)	925,152,204	9,880,726	(3,240,074)	-	931,792,856

MAIN ACCOUNT	DEPRECIATIONS					NET BALANCES
	ACCUMULATED AT THE BEGINNING OF THE FISCAL YEAR	DERECOGNITIONS	FOR THE FY		ACCUMULATED AT THE END OF THE FISCAL YEAR	As of December 31, 2023
			RATE %	AMOUNT
Lands	-	-	-	-	-	2,028,234
Buildings and civil works	3,815,529	-	2	262,461	4,077,990	8,396,183
Building installations	5,132,390	(329)	2 to 20	263,993	5,396,054	4,144,769
Gas pipelines	98,598,078	(46,987)	2 to 100	4,151,615	102,702,706	85,199,116
High-pressure pipeline branches	58,014,025	(41,956)	2 to 100	1,977,052	59,949,121	35,966,975
Medium and low-pressure pipelines and networks	200,224,163	(9,446)	2 to 100	8,042,639	208,257,356	158,677,881
Compressor stations	1,010,981	-	33 to 100	38,463	1,049,444	11,472,883
Pressure regulation and measuring station	35,212,984	(32,417)	33 to 100	2,211,147	37,391,714	28,306,253
Consumption measuring installations	57,187,984	(412,823)	33 to 100	2,347,242	59,122,403	17,767,784
Other technical installations	18,358,044	-	2 to 100	1,375,198	19,733,242	12,384,777
Machines, equipment and tools	8,433,661	(7,217)	10	1,249,303	9,675,747	6,113,906
IT and telecommunication systems	25,216,626	(282,696)	10 to 33	2,853,183	27,787,113	8,000,582
Vehicles	5,759,303	(101,798)	20 to 100	371,263	6,028,768	744,275
Furniture and fixtures	2,417,708	(8,909)	5 to 100	110,836	2,519,635	357,087
Materials	-	-	-	-	-	1,477,416
Line pack	-	-	-	-	-	537,422
Ongoing works	-	-	-	-	-	6,526,020
TOTAL AL 12.31.2023 (unaudited)	519,381,476	(944,578)		25,254,395	543,691,293	388,101,563

ECOGAS INVERSIONES S.A.

NOTE 11. INVESTMENT PROPERTIES

Balances of this item as of December 31, 2024, are as follows:

MAIN ACCOUNT	ORIGIN VALUE			DEPRECIATION				NET BALANCE
	AT THE BEGINNING OF THE FISCAL YEAR	INCREASES	AT YEAR-END	ACCUMULATED AT THE BEGINNING OF THE FISCAL YEAR	FOR THE FY		ACCUMULATED AT YEAR-END	As of December 31, 2024
					RATE %	AMOUNT
Buildings	5,368,432	-	5,368,432	437,593	2	107,369	544,962	4,823,470
TOTAL AS OF 12.31.2024	5,368,432	-	5,368,432	437,593		107,369	544,962	4,823,470

Balances of this item as of December 31, 2023, are as follows

MAIN ACCOUNT	ORIGIN VALUE			DEPRECIATION				NET BALANCE
	AT THE BEGINNING OF THE FISCAL YEAR	INCREASES	AT YEAR-END	ACCUMULATED AT THE BEGINNING OF THE FISCAL YEAR	FOR THE FY		ACCUMULATED AT YEAR-END	As of December 31, 2023 (unaudited)
					RATE %	AMOUNT
Buildings	5,368,432	-	5,368,432	330,224	2	107,369	437,593	4,930,839
TOTAL AS OF 12.31.2023	5,368,432	-	5,368,432	330,224		107,369	437,593	4,930,839

ECOGAS INVERSIONES S.A.

NOTE 12. INTANGIBLE ASSETS

Balances of this item as of December 31, 2024, are as follows:

MAIN ACCOUNT	ORIGIN VALUE				AMORTIZATIONS					NET BALANCES
	AT THE BEGINNING OF THE FISCAL YEAR	INCREASES	DERECOGNITIONS	AT YEAR-END	ACCUMULATED AT THE BEGINNING OF THE FISCAL YEAR	DERECOGNITIONS	FOR THE FY		ACCUMULATED AT YEAR-END	As of December 31, 2024
							RATE %	AMOUNT
Software licenses	13,489,514	591,870	(61,926)	14,019,458	12,603,781	(61,860)	20	517,165	13,059,086	960,372
Systems development	15,873,184	666,953	(109,452)	16,430,685	14,521,156	(109,449)	20	504,255	14,915,962	1,514,723
Organization expenses and others	139,385	-	-	139,385	139,385	-	20	-	139,385	-
Networks concession	1,199,592	17,835	-	1,217,427	792,326	-	7	30,831	823,157	394,270
TOTAL AS OF 12.31.2024	30,701,675	1,276,658	(171,378)	31,806,955	28,056,648	(171,309)		1,052,251	28,937,590	2,869,365

Balances of this item as of December 31, 2023, are as follows:

MAIN ACCOUNT	ORIGIN VALUE				AMORTIZATIONS					NET BALANCES
	AT THE BEGINNING OF THE FISCAL YEAR	INCREASES	DERECOGNITIONS	AT YEAR-END	ACCUMULATED AT THE BEGINNING OF THE FISCAL YEAR	DERECOGNITIONS	FOR THE FY		ACCUMULATED AT YEAR-END	As of December 31, 2023 (unaudited)
							RATE %	AMOUNT
Software licenses	12,991,959	498,844	(1,289)	13,489,514	12,069,739	(220)	20	534,262	12,603,781	885,733
Systems development	15,127,878	745,306	-	15,873,184	14,013,534	-	20	507,622	14,521,156	1,352,028
Organization expenses and others	139,385	-	-	139,385	139,284	-	20	101	139,385	-
Networks concession	765,162	434,430	-	1,199,592	762,387	-	7	29,939	792,326	407,266
TOTAL AS OF 12.31.2023	29,024,384	1,678,580	(1,289)	30,701,675	26,984,944	(220)		1,071,924	28,056,648	2,645,027

ECOGAS INVERSIONES S.A.

NOTE 13. FINANCIAL ASSETS AND LIABILITIES

13.1 Trade receivables and other receivables

Non-current

	12.31.2024	12.31.2023 (unaudited)
Miscellaneous	29	63
	29	63

Current

	12.31.2024	12.31.2023 (unaudited)
Trade receivables	63,004,940	24,550,923
Transactions on behalf of third parties	8,382,563	14,646,699
Trade receivable from the Argentine government	17,741,204	14,565,973
Related parties (Note 16.1)	1,686,676	1,221,573
Employees receivables	7,656	8,445
Security deposits	10	22
Miscellaneous	3,380,440	1,589,952
	94,203,489	56,583,587
Provisions for doubtful debts	(4,272,472)	(4,973,553)
Provisions for other doubtful debts	(141,725)	(117,678)
	(4,414,197)	(5,091,231)
	89,789,292	51,492,356

The aging of trade receivables and other receivables is as follows:

	Due
	Total	<90 days	91-180 days	181-270 days	271-360 days	>360 days
12.31.2024	14,343,140	10,778,677	1,559,727	318,051	145,087	1,541,598
12.31.2023	12,896,933	7,948,054	1,073,630	345,753	204,307	3,325,189

	To become due
	Total	No term	<90 days	91-180 days	181-270 days	271-360 days	>360 days
12.31.2024	79,860,378	-	79,860,349	-	-	-	29
12.31.2023	43,686,717	-	43,686,654	-	-	-	63

Value impairment of trade receivables and other receivables

Provisions for doubtful debts	Total
Balance as of December 31, 2022 (unaudited)	17,523,930
Charges for the FY (Note 5)	460,155
Recovery (Note 5)	(722,281)
Amounts used	(98,874)
Loss on net monetary position	(12,068,561)
Balance as of December 31, 2023 (unaudited)	5,094,369
Charges for the FY (Note 5)	2,460,504
Recovery (Note 5)	(72,813)
Amounts used	(80,674)
Loss on net monetary position	(2,987,189)
Balance as of December 31, 2024	4,414,197

ECOGAS INVERSIONES S.A.

13.2 Other financial assets

Non-current

	12.31.2024	12.31.2023 (unaudited)
Financial assets available for sale
Miscellaneous credits	-	3,138
Provisions for other doubtful debts	-	(3,138)
	-	-

Current

Financial assets at fair value with changes in income (loss)	12.31.2024	12.31.2023 (unaudited)

Mutual funds (Note 13.5)	-	3,613,584
US Treasury Bill (Note 13.5)	41,934,446	3,401,535
Custodial account (Note 13.5)	684,097	56,554,726
Local currency government bonds (Note 13.5)	38,351,190	-
	80,969,733	63,569,845

	12.31.2024	12.31.2023 (unaudited)
Financial assets recorded at amortized cost
Employees receivables	31,918	16,390
	31,918	16,390
	81,001,651	63,586,235

The aging of other financial assets is as follows:

	To become due
	Total	No term	<90 days	91-180 days	181-270 days	271-360 days	>360 days
12.31.2024	81,001,651	-	42,619,137	7,923,281	18,505,568	11,953,665	-
12.31.2023	63,589,373	3,138	63,542,673	16,730	20,165	6,667	-

13.3 Trade payables and other payables

Non-current

	12.31.2024	12.31.2023 (unaudited)
Discounts to clients	1,936,450	759,974
	1,936,450	759,974

Current

	12.31.2024	12.31.2023 (unaudited)
Gas supply and transport	70,846,846	22,479,205
Operations on behalf of third parties	5,386,625	11,076,831
Other goods and services suppliers	8,252,924	6,930,844
Discounts to clients	214,843	102,823
Suppliers in local currency	111,668	39,131
Related parties (Note 16.1)	-	367,160
Gasoducto Norte Nación Fideicomiso S.A. charge	8,732	25,613
Down payments to clients	47,010	1,441,615
Invoicing on behalf of IEASA	93	203
	84,868,741	42,463,425

Information about the terms and conditions of liabilities with related parties is included in Note 16.

ECOGAS INVERSIONES S.A.

Information about the objectives and the credit risk management policies of the Group are included in Note 20.

The aging of trade payables and other payables is as follows:

	Due
	Total	<90 days	91-180 days	181-270 days	271-360 days	>360 days
12.31.2024	29,224,870	26,427,779	1,847,069	142,024	63,970	744,028
12.31.2023	5,823,659	1,367,886	1,103,452	414,733	211,906	2,725,682

	To become due
	Total	No term	<90 days	91-180 days	181-270 days	271-360 days	>360 days
12.31.2024	57,580,321	-	54,570,077	27,633	112,661	933,500	1,936,450
12.31.2023	37,399,740	-	33,220,913	134,829	207,131	3,076,893	759,974

13.4 Information about fair values

The book values and fair values of the financial assets and liabilities informed in these financial statements are presented next grouped by category:

	Book values		Fair values
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Financial assets
Trade receivables and other receivables	89,789,321	51,492,419	89,789,321	51,492,419
Other financial assets	81,001,651	63,586,235	81,001,651	63,586,235
Accounts receivable with related entities	1,073,015	284,804	1,073,015	284,804
Cash and cash equivalents	32,895,903	10,180,323	32,895,903	10,180,323
Total financial assets	204,759,890	125,543,781	204,759,890	125,543,781
Financial liabilities
Trade payables and other payables	86,805,191	43,223,399	86,805,191	43,223,399
Accounts payable to related entities	16,148	-	16,148	-
Total financial liabilities	86,821,339	43,223,399	86,821,339	43,223,399

The fair value of financial assets and liabilities is presented by the amount at which the financial instrument could be exchanged at a current transaction between parties, by mutual agreement, and not in a forced or liquidation transaction. To estimate fair value, the following methods and assumptions have been used:

►      Fair values of cash and short-term placements, current trade receivables, current trade payables and other current payables and current debt accruing interest approximate to their book values largely due to the short-term maturities of these financial instruments.

►      Fair value of mutual funds is based on the quoted prices in active markets as of the closing date of the reporting period.

Fair value hierarchy

The Group uses the following hierarchy to determine and disclose fair value of financial instruments, based on the valuation technique applied:

• Level 1: (unadjusted) quoted prices observable in active markets, for identical assets or liabilities.

• Level 2: valuation techniques for which data and variables which have a significant effect on the recorded fair value determination are observable directly or indirectly.

• Level 3: valuation techniques for which data and variables which have a significant effect on the recorded fair value determination are not based on information observable in the market.

As of December 31, 2024, the Group keeps in its balance sheet the following financial assets measured at their fair value, classified by levels:

Financial assets measured at their fair value	12.31.2024	Level 1	Level 2	Level 3
Miscellaneous credits	31,918	31,918	-	-
Financial assets measured at fair value with changes in income (loss) – Custodial account	684,097	684,097
Financial assets measured at fair value with changes in income (loss) – Corporate bonds	38,351,190	38,351,190	-	-
Financial assets measured at fair value with changes in income (loss) – Treasury bills	41,934,446	41,934,446	-	-
Total	81,001,651	81,001,651	-	-

During the fiscal year ended December 31, 2024, there has been no transference between the Level 1 and Level 2 hierarchies of fair value.

ECOGAS INVERSIONES S.A.

As of December 31, 2023, the Group keeps in its balance sheet the following financial assets measured at their fair value, classified by levels

Financial assets measured at their fair value	12.31.2023 (unaudited)	Level 1	Level 2	Level 3
Miscellaneous credits	16,390	16,390	-	-
Financial assets measured at fair value with changes in income (loss) – Custodial account	56,554,726	56,554,726
Financial assets measured at fair value with changes in income (loss) – Corporate bonds	3,613,584	3,613,584	-	-
Financial assets measured at fair value with changes in income (loss) – Treasury bills	3,401,535	3,401,535	-	-
Total	63,586,235	63,586,235	-	-

During the fiscal year ended December 31, 2023, there has been no transference between the Level 1 and Level 2 hierarchies of fair value.

13.5 Investments in shares and serially issued securities

MAIN ACCOUNT	FACE VALUE	VALUE RECORDED
	12.31.2024	12.31.2024	12.31.2023 (unaudited)
Current investments
Other financial assets in foreign currency
Custodial account – Santander Miami Custodial	684,097	684,097	56,554,726
Government bonds	38,351,190	38,351,190	-
Mutual funds	-	-	3,613,584
US Treasury Bill	41,934,446	41,934,446	3,401,535
Total current	80,969,733	80,969,733	63,569,845
Total	80,969,733	80,969,733	63,569,845

NOTE 14. OTHER NON-FINANCIAL ASSETS AND LIABILITIES

14.1 Other non-financial assets

Non-current
	12.31.2024	12.31.2023 (unaudited)
Expenses paid in advance	71,733	65,127
Tax credits	7,361	10,406
	79,094	75,533

Current
	12.31.2024	12.31.2023 (unaudited)
Tax credits	1,350,613	2,550,281
Expenses paid in advance	1,564,160	1,427,806
Related parties (Note 16)	4,189,831	2,363,966
Assets with restricted availability	17,731	59,352
Down payments to suppliers	2,319,589	1,941,246
	9,441,924	8,342,651

The aging of other non-financial assets is as follows:

	To become due
	Total	No term	<90 days	91-180 days	181-270 days	271-360 days	>360 days
12.31.2024	9,521,018	7,361	6,516,196	2,503,776	249,182	172,770	71,733
12.31.2023	8,418,184	10,406	6,205,881	1,701,504	264,267	170,999	65,127

14.2 Inventory

	12.31.2024	12.31.2023 (unaudited)
Consumables	667,363	1,026,007
	667,363	1,026,007

ECOGAS INVERSIONES S.A.

14.3 Other non-financial liabilities

Non-current

	12.31.2024	12.31.2023 (unaudited)
Miscellaneous creditors	8,875	3,517
	8,875	3,517

Current

	12.31.2024	12.31.2023 (unaudited)
Declaratory action – inflation adjustment	4,135,382	5,837,788
	4,135,382	5,837,788

Aging of other non-financial liabilities is as follows:

	To become due
	Total	No term	<90 days	91-180 days	181-270 days	271-360 days	>360 days
12.31.2024	4,144,257	-	-	-	-	4,135,382	8,875
12.31.2023	5,841,305	-	-	-	-	5,837,788	3,517

14.4 Wages and social security contributions

Non-current

	12.31.2024	12.31.2023 (unaudited)
Compensations	-	8,343
	-	8,343

Current

	12.31.2024	12.31.2023 (unaudited)
Wages and social security contributions payable	1,084,181	1,104,209
Bonuses	2,340,083	1,430,161
Holidays	358,643	1,473,147
Compensations	116,738	449,674
Employees’ interest bonus	237,403	142,405
	4,137,048	4,599,596

The aging of wages and social security contributions is as follows:

	To become due
	Total	No term	<90 days	91-180 days	181-270 days	271-360 days	>360 days
12.31.2024	4,137,048	-	3,894,276	242,772	-	-	-
12.31.2023	4,607,939	-	4,423,788	154,936	11,489	9,383	8,343

14.5 Tax payables

Current	12.31.2024	12.31.2023 (unaudited)
Value added tax payable	1,283,800	931,844
Withholdings and collections to deposit	1,216,561	1,983,988
Gross income tax payable	752,632	316,561
Commerce and industries tax payable	302,090	131,725
Personal assets tax payable	835,551	154,660
Subsidy fund Law No. 25565 payable	1,012,729	158,731
Miscellaneous	530,848	102
	5,934,211	3,677,611

The aging of tax payables is as follows:

			To become due
	Total	Due	<90 days	91-180 days	181-270 days	271-360 days	>360 days
12.31.2024	5,934,211	11,217	4,910,476	1,012,518	-	-	-
12.31.2023	3,677,611	22,023	2,836,710	818,878	-	-	-

ECOGAS INVERSIONES S.A.

NOTE 15. PROVISIONS

For trials and claims
As of December 31, 2022 (unaudited)	17,036,758
Charges for the FY (Note 5)	7,951,241
Recovery (Note 6)	(22,700)
Utilizations	(448,170)
Loss on net monetary position	(17,123,069)
As of December 31, 2023 (unaudited)	7,394,060
Charges for the FY (Note 5)	2,668,475
Recovery (Note 6)	(757,463)
Utilizations	(427,840)
Loss from exposure due to changes in the purchasing power of currency	(4,695,562)
As of December 31, 2024	4,181,670
Current	4,181,670
Non-current	-

NOTE 16. PARENT COMPANY, BALANCES AND OPERATIONS WITH COMPANIES SECTION 33, LAW No. 19550 AND RELATED PARTIES

16.1 Balances and transactions with related entities:

Sales and purchases between related parties are conducted in conditions equivalent to the ones which exist for transactions between independent parties. Balances at the corresponding closing dates of the reporting periods are not secured. No guarantees were granted or received in relation to the accounts receivable or payable to related parties.

The Company has not recorded any value impairment regarding the accounts receivable with related parties. This evaluation is performed at the closing of the reporting period, through an examination of the balance sheet of the related party and market in which it operates.

Balances of credits and debts with companies included in Section 33 of LGS and related parties as of December 31, 2024, and December 31, 2023 are as follows:

NAME	RECEIVABLES FROM RELATED PARTIES
	As of December 31, 2024	As of December 31, 2023 (unaudited)
Companies Section 33 LGS:
Current
COySERV S.A.	9,824	10,370
Total companies Section 33 LGS:	9,824	10,370
Related parties:
Non-current
INEXSA S.A.	-	59,534
Current
Directors and Managers account	17,328	41,501
Other shareholders	1,045,863	112,228
INEXSA S.A.	-	61,171
Total related parties	1,063,191	274,434
Total non-current	-	59,534
Total current	1,073,015	225,270

NAME	TRADE RECEIVABLES AND OTHER RECEIVABLES
	As of December 31, 2024	As of December 31, 2023 (unaudited)
Companies Section 33 LGS:
Current
Central Puerto S.A.	1,686,676	1,221,573
Total Companies Section 33 LGS:	1,686,676	1,221,573
Total	1,686,676	1,221,573
Total current	1,686,676	1,221,573

ECOGAS INVERSIONES S.A.

NAME	OTHER NON-FINANCIAL ASSETS
	As of December 31, 2024	As of December 31, 2023 (unaudited)
Related parties:
Current
RPS Consultores S.A.	4,151,112	2,363,966
Total related parties	4,151,112	2,363,966
Companies Section 33 LGS:
Current
Central Puerto S.A.	38,719	-
Total companies Section 33 LGS:	38,719	-
Total	4,189,831	2,363,966
Total current	4,189,831	2,363,966

NAME	ACCOUNTS PAYABLE TO RELATED ENTITIES
	As of December 31, 2024	As of December 31, 2023 (unaudited)
Related parties:
Current
Geser S.A.	16,148	-
Total related parties	16,148	-
Total	16,148	-
Total current	16,148	-

NAME	TRADE PAYABLES AND OTHER PAYABLES
	As of December 31, 2024	As of December 31, 2023 (unaudited)
Related parties:
Current
Geser S.A.	-	44,400
RPS Consultores S.A.	-	322,760
Total related parties	-	367,160
Total	-	367,160
Total current	-	367,160

NAME	DIVIDENDS PAYABLE
	As of December 31, 2024	As of December 31, 2023 (unaudited)
Companies Section 33 LGS:
Current
Central Puerto S.A.	-	6,368,591
Total Companies Section 33 LGS:	-	6,368,591
Related parties:
Current
Other shareholders	-	26,515,573
Total related parties	-	26,515,573
Total	-	32,884,164
Total current	-	32,884,164

ECOGAS INVERSIONES S.A.

During the fiscal years ended December 31, 2024, 2023, and 2022 the Company conducted the following operations with companies included in Section 33 of LGS and related parties [income/ (expenses)]:

OPERATIONS	RELATIONSHIP	FOR THE FISCAL YEARS ENDED
		December 31, 2024	December 31, 2023 (unaudited)	December 31, 2022 (unaudited)
Services rendering and goods purchasing
Central Puerto S.A.	Company Section 33 LGS	13,816,799	11,562,697	9,235,325
Geser S.A.	Related	(3,342,688)	-	-
RPS Consultores S.A.	Related	(3,520,365)	(4,221,595)	(4,623,910)
COySERV S.A.	Company Section 33 LGS	(26,482)	(508,524)	-
Total		6,927,264	6,832,578	4,611,415
Compensation
Directors and managers	Related	(1,094,338)	(2,193,707)	(1,900,343)
Total		(1,094,338)	(2,193,707)	(1,900,343)
Costs recovery
COySERV S.A.	Company Section 33 LGS	199,894	299,127	-
Total		199,894	299,127	-
Expenses and net operating costs
RPS Consultores S.A.	Related	(1,547,042)	(654,722)	(820,711)
Central Puerto S.A.	Company Section 33 LGS	-	(91,693)	-
Total		(1,547,042)	(746,415)	(820,711)
Total operations		4,485,778	4,191,583	1,890,361

NOTE 17. SHARE CAPITAL, CAPITAL RESERVES AND OTHER EQUITY COMPONENTS

17.1 Share capital evolution

As of December 31, 2017, the Company’s share capital amounted to 68,012,000 subscribed, issued, paid-in and registered, represented by 6,801,200 common and book-entry shares, with a face value of $10 and carrying one vote each.

On January 8, 2018, the Company’s Board of Directors decided to conduct a merger by absorption by means of which the Company absorbed Inversora de Gas Cuyana S.A. (“INCU”), Magna Inversiones S.A. (“MAGNA”) and RPBC Gas S.A. (“RPBC” and together with INCU and MAGNA, the “Absorbed Companies”), which were dissolved without liquidation. Through this reorganization, significant operating and economic advantages were obtained. The effective merger date was March 28, 2018.

The Merger was registered with the Business Entities Registry for the City of Buenos Aires on September 12, 2019, under No. 17800 of Book 96, Volume – of Stock Companies.

Because of the Merger and the Swap Ratio, ECOGAS, as absorbing and continuing company, increased its share capital by 73,775,320, i.e. from 68,012,000 to 141,787,320, issuing 7,377,532 common, book entry shares, with face a value of $10 and carrying one vote each. In this regard, after the Merger, the shareholding structure of the Company was: Central Puerto S.A. (5,998,658 shares representing 42.31% of the share capital and votes); and other shareholders, individuals with interest lower than 13.05% (8,180,074 shares representing 57.69% of the share capital and votes).

On September 19, 2019, the Shareholders’ Meeting approved the creation of classes of shares and the subsequent amendment to the Corporate Bylaws. In this regard, the share capital was represented by 14,178,732 common and book-entry shares, with a face value of $10 each, of which 5,998,658 were Class A shares, carrying 1 vote each; 3,369,271 were Class B shares, carrying 5 votes each; 2,770,445 were Class C shares, carrying 5 votes each; and 2,040,358 were Class D shares, carrying 1 vote each.

On September 30, 2024, the Shareholders’ Meeting approved, among others, the adherence of the Company to the public offer regime and the corresponding authorization for the listing of its shares on the markets that the Board of Directors determine, including BYMA. All of the foregoing is subject to the placement of New Shares of the Company through a voluntary shares swap offer aimed at DGCU and DGC shareholders (the “Swap Offer”). The Meeting determined: (i) the issuance of up to 14,178,732 Class D common and book-entry shares, with a face value of $10 and carrying one vote each (and the corresponding share capital increase), which would be paid-in in kind by the delivery of shares of DGCU and DGC as per the Swap Ratio. The delivery of the shares would be subject to the approval by CNV to the admission of the Company’s shares to the public offer regime and the successful completion of the Swap Offer; and (ii) the delegation of broad powers to the Board of Directors to

ECOGAS INVERSIONES S.A.

conduct the Swap Offer, even the cancellation of the unsubscribed shares once the results of the Operation were published, and the formalization of the capital increase effectively performed.

Consequently, the Board of Directors, on October 9, 2024, approved the admission of the Company to the public offer regime and the listing of the Company’s share capital on BYMA, subject to the placement of the New Shares through the Swap Offer.

After the Board of Directors approved the Swap Ratio on November 7, 2024, the Company (the “Offeror”) promoted a public listing of voluntary swap consisting of the swap of (a) common and book-entry shares Class “B” and Class “C”, with a face value of 1 ARS ($1) and with one vote each, issued and outstanding of DGCU not directly or indirectly held by the Offeror (“DGCU Eligible Shares”); and (b) common and book-entry shares Class “B”, with a face value of 1 ARS ($1) and with one vote each, issued and outstanding of DGCE not directly or indirectly held by the Offeror (“DGCE Eligible Shares”, and together with DGCU Eligible Shares, the “Eligible Shares”) for common book-entry shares class “D” with a face value of 10 ARS ($10) each carrying one vote of the Offeror (the “New Shares”) (“Swap Offer”) at a swap ratio equivalent to: (1) 15.83467388 DGCU Eligible Shares for each New Share; and (ii) 12.55431094 DGCE Eligible Shares for each New Share.

The Swap Offer remained open from December 20, 2024 until January 13, 2025. The liquidation date was January 17, 2025.

As per the results of the Swap Offer, the Board of Directors of the Company, on January 17, 2025, canceled 5,434,406 common and book-entry shares, Class “D”, carrying 1 (one) vote and with a face value of $10 each, which resulted in a share capital of 229,230,580 (represented by: (i) 5,998,658 book-entry common shares, Class “A”, carrying 1 (one) vote and with a face value of $10 each; (ii) 3,369,271 book-entry common shares, Class “B”, carrying 5 (five) votes, with a face value of $10 each; (iii) 2,770,445 book-entry common shares, Class “C”, carrying 5 (five) votes with a face value of $10 each; and (iv) 10,784,684 book-entry common shares, Class “D”, carrying 1 (one) vote with a face value of $10 each).

In accordance with the provisions of Section 5 of the Bylaws, in case the Company is authorized to the public offering of its shares, as is the case, for the purpose of the transfer of any of Class A, B or C shares in the market, holders of such shares must previously convert them into Class D shares. To that effect, shareholders shall present a conversion request to the Board of Directors for the portion of their holding to be converted into Class D shares, at an exchange ratio of every Class D share for every Class A, B or C. In that regard, on January 24, 2025, the Board of Directors of the Company considered certain requirements to convert Class B and C shares into Class D shares. Such conversions were registered on January 27, 2025 which resulted in a share capital amounting to 229,230,580 (represented by: (i) 5,998,658 book-entry common shares, Class “A”, carrying 1 (one) vote and with a face value of $10 each; (ii) 2,526,954 book-entry common shares, Class “B”, carrying 5 (five) votes, with a face value of $10 each; (iii) 2,077,840 book-entry common shares, Class “C”, carrying 5 (five) votes with a face value of $10 each; and (iv) 12,319,606 book-entry common shares, Class “D”, carrying 1 (one) vote with a face value of $10 each).

Regarding the corresponding authorizations, on December 11, 2024, CNV issued Resolution RESFC-2024-22991-APN-DIR#CNV, which granted a conditioned authorization to the Company for the admission of the totality of its share capital to the Public Offer Regime, which conditions were lifted through Note NO-2024-139370492-APN-GE#CNV on December 19, 2024.

In addition, on December 23, 2024, the Buenos Aires Chamber of Commerce authorized the listing of the shares representative of the Company’s share capital, subject to the result of the voluntary shares swap offer of the Eligible Shares. On January 15, 2025, after the Swap Offer Results Notice issued by the Company, the Buenos Aires Chamber of Commerce adjusted the authorization granted on December 23, 2024.

Therefore, as of the date of these Financial Statements, the Company is under the supervision of CNV. Class D shares of the Company are listed on BYMA, under ticker ECOG.

On March 31, 2025, the Company’s Board of Directors decided to conduct a Split-off Merger process, subject to the approval of the corresponding Shareholders’ Meetings, by virtue of which Central Puerto S.A. (“CEPU”) shall split; (a) its shareholding in DGC, in ENSUD (both companies controlled by ECOGAS) and in ECOGAS; and (b) the amount of ARS $305,000,000 in (together, “Divided CEPU Equity”), to merge such equity with ECOGAS as absorbing and continuing company of such equity. The Split-off Merger shall be conducted pursuant to the provisions of Sections 83, 88 and related sections of the Business Entities Act No. 19550, as amended (“LGS”). This process is fiscally framed as a corporate reorganization pursuant to Section 80 and related sections of the Income Tax Act (Law No. 20628) as amended (“LIG”) and its Decree 862/19, as amended, and subject, among other authorizations, to the administrative approval by CNV, pursuant to Section I, Chapter X, Title II of CNV Regulations (restated text 2013). The Extraordinary General Shareholders’ Meeting shall be held remotely on May 22, 2025.

ECOGAS INVERSIONES S.A.

Finally, the Company’s Board of Directors, on March 31, 2025, considered convenient to place to the consideration of the Shareholders’ Meeting, the modification of the face value of the outstanding shares from $10 (ten Argentine pesos) to $1 (one Argentine peso) per share. This modification is aimed at facilitating the trading of the Company’s shares on the market, providing a better accessibility for investors and a possible improvement in the liquidity of shares. This shall be treated on the Extraordinary General Shareholders’ Meeting to be held on May 22, 2025.

17.2 Restrictions on the transferability of the Company’s shares

Section 5 of the Company’s Bylaws establishes restrictions on the transferability of its shares, stating that shareholders cannot transfer any of their shares, except in the following cases:

(i) Transfers to legal entities over which such shareholder has the ability or the power to individually direct or cause the direction of the administration and/or policies and/or businesses, directly or indirectly, whether by holding any kind of securities or instruments granting rights to vote, by contractual relationships or any other manner (“Affiliate”);

(ii) Shares transfers between shareholders with the same class of shares;

(iii) A transfer to the Proposed Assignee (as term is defined in the Bylaws), provided the transfer is of totality (and no less than totality) of their shares and their affiliates’ shares, and such transfer complies with certain provisions;

(iv) A transfer to another shareholder (of different class, or an Affiliate), provided the transfer is of the totality (and no less than the totality) of their shares and their affiliates’ shares, and such transfer complies with certain provisions;

(v) Transfers of shares between Class B and Class A shareholders.

In addition, regarding those shares held by legal entities, any direct or indirect transfer which implies a change in control over those shares shall be deemed as a transfer made by such a shareholder and, accordingly, shall be subject to the restrictions set forth in Section 5 of the Bylaws.

The restrictions on the transferability of shares established shall apply to shareholders in the case of sales to the market when the Company is authorized to the public offer of its shares. In that event, for the purpose of the transfer of any of the Class A, B or C shares to the market, the shareholders of such shares must previously convert them into Class D shares. To that effect, shareholders shall present a conversion request to the Board of Directors for the portion of its holding to be converted into Class D shares, at an exchange ratio of one Class D share for every Class A, B or C share.

Subsection B of Section 5 of the Bylaws governs the procedure for the transfer of shares.

17.3 Subscribed, paid-in, issued and registered capital

	12.31.2024	12.31.2023 (unaudited)
Common, subscribed, paid in, issued and registered shares	14,178,732	14,178,732

As of December 31, 2024, the share capital of the Company amounts to 141,787, fully subscribed, paid-in, issued and registered.

17.4 Capital adjustment
	12.31.2024	12.31.2023 (unaudited)
Capital adjustment	143,743,772	143,743,772

17.5 Share premium
	12.31.2024	12.31.2023 (unaudited)
Share premium	1,588,735	1,588,735

17.6 Legal reserve
	12.31.2024	12.31.2023 (unaudited)
Legal reserve	9,141,219	8,248,944

17.7 Voluntary reserve
	12.31.2024	12.31.2023 (unaudited)
Voluntary reserve	25,587,232	17,780,066

ECOGAS INVERSIONES S.A.

NOTE 18. RESTRICTED AVAILABILITY ASSETS

The Bylaws of the controlled Licensees (DGC and DGCU) establish that approval from the Argentine Gas Regulating Entity (“ENARGAS”) is required to transfer the Class A common shares (representative of 51% of the share capital), which are held by the Group.

The Bylaws set forth that such previous approval may be granted provided the following conditions are met:

-	The sale comprises 51% of the share capital, or if it is not a sale, the act which reduces interest results in the acquisition of an interest no less than 51% by another investing company;
-	The applicant proves that the quality of the operation of the licensed service shall not be deteriorated by such transfer.

In addition, pursuant to the provisions of the License, DGC and DGCU are not allowed to voluntarily reduce their capital, redeem their shares or conduct any distribution of their equity, except for the payment of dividends pursuant to LGS, without prior consent from ENARGAS.

The Swap Offer referred to in Note 17 did not imply a change in control in DGC or DGCU.

NOTE 19. RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS

Pursuant to the provisions of LGS, an amount no less than 5% of the profit of each fiscal year must be allocated to the legal reserve, until 20% of the share capital is achieved.

Dividends and profits distributed by capital companies in Argentina, generated during the fiscal years commencing on January 1, 2018, are subject to a separate tax at a rate of 7% applicable to shareholders or partners who are individuals or foreign beneficiaries (individuals or legal entities).

The amount withheld shall be treated for taxpayers registered for income tax purposes, as tax paid and shall be creditable in the income tax return for the corresponding fiscal year. For foreign beneficiaries and for individuals and undivided estates resident in the country who are not registered for income tax purposes, the withholding shall be considered a single and final payment

Within the context of the renegotiation set forth in Section 5 of the Social Solidarity and Productive Reactivation Act (Law No. 17541) and the Decree No. 1020/2020, which determined the commencement of the renegotiation of comprehensive tariff review (“RTI”), on May 7, 2021, and due to the need of a tariff restructuring, the Board of Directors of the controlled Licensees (DGC and DGCU) approved the Transitional Renegotiation Agreement Draft circulated by ENARGAS (the “Agreement”), which contained the terms and conditions to establish a Transition Tariff Regime. By means of the Agreement it was established that, among other items, during its validity, the Licensed companies shall not distribute dividends. On February 18, 2022, a first amendment to the Agreement was subscribed, by means of which, increases in the tariff were established, keeping the rest of the provisions of the Agreement unchanged. On April 24, 2023, a second amendment to the Agreement was subscribed, by which new tariff regimes were approved and, in case the Licensed companies deemed appropriate to distribute dividends, approval from ENARGAS was required. This restriction was in force during the validity term of Decree No. 815/2022 (which extended for one year the term set forth in Section 2 of Decree No. 1020/2020, with a validity term of two years as from its publication in the Official Gazette).

The Shareholders’ Meeting of the Company held on April 21, 2023, decided to partially release the balance of the optional reserve for future dividend distributions by 3,635,775, allocated to absorb the totality of the loss generated during the fiscal year ended December 31, 2022 and to partially release the balance of the optional reserve for future dividends payment by 5,601,380 in cash to the shareholders, in proportion to their shareholdings. In addition, the Shareholders’ Meeting delegated in the Board of Directors the decision to release, partially or totally, the remaining balance of the optional reserve for future dividends distribution, in order to make payments in cash to the shareholders, in proportion to their shareholdings.

On December 21, 2023, the Board of Directors, in the exercise of the powers delegated by the Shareholders’ Meeting, decided to partially reverse the optional reserve for future dividends distribution in order to pay 31,503,973, in cash, to the shareholders, in proportion to their shareholdings.

The Company’s Shareholders’ Meeting held on April 19, 2024 decided the following regarding retained earnings as of December 31, 2023: to allocate 5% to the legal reserve, i.e., the amount of 829,275, allocate 5,542,637 to the payment of

ECOGAS INVERSIONES S.A.

dividends in cash to the totality of the shareholders, in proportion to their shareholdings; and allocate the remaining balance of the profit of the fiscal year, 7,807,166, to the optional reserve for future dividends payment.

The Shareholders’ Meeting of the Company held on February 24, 2025, decided to make a dividend payment in cash to Shareholders in proportion to their shareholdings, by completely releasing the Optional Reserve for future dividend distributions.

Finally, the Shareholders’ Meeting of the Company held on April 14, 2025, which considered the cumulative retained earnings at the closing of the reporting period ended December 31, 2024 (a 27,083,896 profit in homogenous currency as of December 31, 2024) decided, prior adjustment of that amount pursuant to the terms of the CNV General Resolution No. 777/2018, using the last applicable index available, corresponding to March 2025: (i) to allocate 5% of the increase to the Legal Reserve; (ii) to allocate the remaining balance to the payment of dividends in cash to the totality of the Shareholders, in proportion to their shareholdings, which were liquidated on April 29, 2025.

NOTE 20. COMMITMENTS ASSUMED BY THE COMPANY FOR GAS SUPPLY AND TRANSPORTATION

In order to ensure the adequate supply and transportation of gas in accordance with the terms of the License, the Company has entered into and maintains the following medium- and long-term agreements:

(i)	Gas purchase agreements

Due to the gas pass-through principle provided in the regulatory framework, the final tariffs for users must include the cost of gas acquired by the Company and must be modified, subject to ENARGAS approval, as a result of variations in its price. In this way, the Company should not be affected by fluctuations in the price of the purchased gas since it is passed through in the tariff of each category of clients.

In this regard, the compensation scheme assumed by the National State through Resolution MEyM 508/2017 regarding Discounts in Billing as a Social Tariff is still in effect.

In June 2022, Decree APN-PTE 332/2022 established a subsidy segmentation regime for residential users, aimed at achieving reasonable energy prices.

For this reason, ENARGAS through Resolution No. 145/2023 dated March 30, 2023, approved the methodology for the informative procedure and the model of sworn statements, with which the Licensee informs natural gas producers monthly about the percentage composition of consumption according to the segmentation levels established in the mentioned Decree and according to the current gas prices at the Entry Point to the Transportation System ("PIST").

Finally, on March 6, the Unified Compensation Mechanism was published through ENARGAS Resolution 125/25, which includes the information procedure in line with the mentioned Resolution No. 399/2024 and includes the procedure by which producers must be informed of billing discounts such as the Social Rate, repealing ENARGAS Resolution 273/18 at the same time.

Currently, the company has the supply of natural gas until December 2028 within the framework of the commitments made by the awardees in the Cuenta Neuquina in the 'Reinsurance and Enhancement Plan for Federal Hydrocarbon Production, Internal Self-Supply, Exports, Import Substitution, and Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028.' For the necessary volumes for injection into TGN's Northern Gas Pipeline, the company has the supply from ENARSA provided by the Natural Gas Purchase and Sale Offer dated March 6, 2019, and its subsequent addendums.

On February 7, 2024, the SE convened a Public Hearing ("AP") for February 29, 2024, for the purpose of evaluating and addressing the redefinition of the energy subsidy structure and determining the PIST gas price to be included in the tariffs. Consequently, the SE, through Resolution No. 41/2024 dated March 26, 2024, established (i) the new PIST gas prices denominated in USD and approved by ENARGAS Resolution No. 117/2024 applicable to gas consumption starting from April 3 of the current year, (ii) the discontinuation of the discounts on the natural gas price to SGP users, (iii) the exchange rate to be used for passing on gas prices to tariffs as the average selling exchange rate of the Banco de la Nación Argentina (foreign currencies) observed between the 1st and 15th of the month immediately prior to the price adjustment. (iv) the value of the price of undiluted propane gas through networks as a result of 25% of the export parity price in effect on the 20th of the month prior to the effective date of the respective tariff tables. Additionally, the aforementioned resolution provided for monthly adjustments for exchange rates and seasonal gas prices in PIST, which were not applied in the months of May and June by directive of the Ministry of Economy.

ECOGAS INVERSIONES S.A.

In continuation with the agenda of the mentioned AP and framed within Decree No. 465/2024, Resolution SE No. 91/2024 was published on June 5, 2024, which readjusts the subsidy scheme for N2 users, originally established by Decree No. 332/22, limiting the subsidy to a predetermined consumption block. Resolution SE No. 384/2024 resolved to extend the validity established in Decree No. 465/2024 until May 31, 2025.

In order to reflect this change in the subsidy structure and the price paid to producers, ENARGAS published Resolution No. 399/2024 in replacement of ENARGAS Resolution No. 145/2023.

At the same time, Resolution SE No. 93/2024 was published, which readjusted gas prices in PIST, while nullifying the monthly adjustments provided for in Resolution SE No. 41/2024. The new prices were passed on to end users on June 6 through ENARGAS Resolution No. 259/2024.

On August 2, 2024, Resolution SE No. 191/2024 was published, which readjusted gas prices in PIST, and these were passed on to end users through ENARGAS Resolution No. 416/2024 on the same day.

On September 2, 2024, Resolution SE No. 232/2024 was published, which readjusted gas prices in PIST, and these were passed on to end users through ENARGAS Resolution No. 495/2024 on the same day.

On September 30, 2024, Resolution SE No. 284/2024 was published, which readjusted gas prices in PIST, and these were passed on to end users through ENARGAS Resolution No. 606/2024 on October 01,2024.

On November 1, 2024, Resolution SCEYM No. 18/2024 was published, which readjusted gas prices in PIST, and these were passed on to end users through ENARGAS Resolution No. 741/2024 on November 04, 2024.

On December 3, 2024, Resolution SE No. 386/2024 was published, which readjusted gas prices in PIST, and these were passed on to end users through ENARGAS Resolution No. 825/2024 on December 04, 2024.

Finally, on December 31, 2024, Resolution SE No. 602/2024 was published, which readjusted gas prices in PIST, and these were passed on to end users through Resolution ENARGAS No. 921/2024 dated December 31. This resolution maintains the accumulated daily differences (DDA’) included in the unchanged tariff, which were last modified in the tariff table published at the end of 2019 according to Resolution ENARGAS No. 799/2019. In relation to the above, on November 22, 2024, ENARGAS ordered the public consultation of the project for the general procedure of calculation and determination of the DDAs.

(ii)	Gas transportation agreements

According to the regulatory framework, and similar to what is referred to regarding the cost of gas, the pass-through principle applies to the cost of the service provided by the carrier (in the case of the Company, Transportadora de Gas del Norte S.A. or "TGN"). Therefore, the final rates for users must include the cost of transportation acquired by the Company and must be modified, subject to the approval of ENARGAS, as a result of variations in its price. Thus, the Company is not affected by the cost of transportation or variations in it, as it is passed on to the end customer.

After the Public Hearing held on January 4, 2023, by ENARGAS, which aimed, among other things, to temporarily adjust the tariffs for the public service of natural gas transportation, Resolution ENARGAS No. 187/2023 was published granting a 95% increase in the transportation tariff. In compliance with the pass-through principle, this tariff was reflected in the tariff schedules of the Distributor effective from April 29, 2023.

On December 14, 2023, ENARGAS, through Resolution No. 704/2023, called for a new Public Hearing held on January 8, 2024, to consider the temporary adjustment of the tariffs for the public service of natural gas transportation. The reversal of the Northern Gas Pipeline of TGN and the criteria for tariffing and capacity allocation were also put up for consideration. By ENARGAS Resolution 52/2024, the validity of AP 104 was declared, determining, through ENARGAS Resolution 113/2024, the approval of the transition tariff tables effective from April 3 of this year, which provided for a monthly update through the monthly tariff update formula, applicable from May 2024, considering the evolution of the Wholesale Internal Price Index (IPIM), General Level, the Registered Private Sector Salary Index (IVS), and the Construction Cost Index, Materials chapter (ICC). This update formula was subsequently suspended by instruction of the Ministry of Economy and regulated through ENARGAS Resolution 224/2024.

In the months of August, September, October, November, December 2024, and January 2025, new tariff schedules were approved that include an increase in the transportation fee, through ENARGAS Resolutions No. 412/2024, No. 490/2024, No. 601/2024, No. 736/2024, No. 814/2024, and No. 914/2024 respectively. On January 14, 2025, through ENARGAS Resolution No. 16/2025, a call for Public Hearing was made in order to consider: i) Five-Year Review of Transportation Tariffs; ii) Methodology for periodic adjustment of transportation tariffs. This was held on February 6, 2025.

ECOGAS INVERSIONES S.A.

At the same time, the necessary work is being completed for the reversal of the Northern Gas Pipeline of TGN, which will allow the center and north of the country to be supplied with gas from Vaca Muerta, completely replacing the imported gas from Bolivia. Given that this constitutes a significant change in the historical configuration of the national transportation system, the Authorities are analyzing the necessary changes for the required contractual and tariff restructuring, as well as the organization of any open tenders for the assignment of additional and/or complementary transportation capacity that may be needed.

The minimum commitment agreed upon by DGC amounts, based on current tariff, to approximately 99,739,490 between January 1, 2025, and December 31, 2029, distributed over different periods measured in years as follows:

2025	2026	2027	2028	2029	Total
30,016,376	18,708,217	18,708,217	16,153,340	16,153,340	99,739,490

The minimum commitment agreed upon by DGCU amounts, based on current tariff, to approximately 133,444,095 between January 1, 2025, and December 31, 2029, distributed over different periods measured in years as follows:

2025	2026	2027	2028	2029	Total
26,688,819	26,688,819	26,688,819	26,688,819	26,688,819	133,444,095

Under certain circumstances established in the agreements and in the service regulations of TGN, the Company may reduce its minimum commitments.

The Management of the Company estimates that there will be no losses arising from the fulfillment of these agreements.

On April 30, 2025, ENARGAS Resolution No. 255/25 was published, approving the Five-Year Fare Review (“RQT”), authorizing an increase to be applied in 31 equal and consecutive installments. It also approves the tariff schedules effective as of May 1, 2025.

On June 6, 2025, ENARGAS Resolution No. 351/25 was published, approving the monthly transportation tariff update mechanism based on a polynomial formula that includes 50% of the CPI and 50% of the IPIM. Additionally, the tariff schedules effective as of their publication in the Official Gazette were also approved at the same time.

(iii)	Distribution tariff

Section No. 38 of the Gas Law establishes that the applicable tariffs for the services provided by distributors must grant reasonable profitability and cover all reasonable operating costs related to the service, taxes, and amortizations. On the other hand, Section No. 39 establishes that the profitability must be similar to that of other activities of comparable risk and relate to the degree of efficiency and satisfactory provision of the services.

The License establishes that gas distribution tariffs must be calculated in USD and must be expressed in ARS, in accordance with Law No. 23.928 of Convertibility ('Convertibility Law') or the one that replaces it, at the time of application to billing. After the Argentine crisis of 2001, in 2002 the Government enacted Law No. 25.561 ('Emergency Law'), which contains provisions that invalidate clauses related to tariff adjustments in USD and indexing clauses based on external price indices such as the Producer Price Index ('PPI').

Tariffs are set during the process of the Five-Year Rate Review ('RQT') for periods of five years based on the scheme known as price-cap or maximum prices.

Within the framework of Law No. 27,541, in December 2020, Decree No. 1,020/2020 was published, which initiated the process of renegotiating the current tariff review, establishing a maximum period of 2 years. In the same act, the agreements corresponding to the last tariff review were suspended, and ENARGAS was authorized to enter into renegotiation agreements with the licensees, while the intervention of ENARGAS was extended "…for a period of ONE (1) year from its expiration or until the renegotiation of the tariff review provided by this decree is completed, whichever occurs first." In this regard, the Company signed a Transitional Renegotiation Agreement.

By virtue of Decree No. 815/2022 which extended for one year the deadline for the renegotiation established by Decree No. 1,020/2020, and the AP celebrated on January 4, 2023, by ENARGAS; the company has adhered to a new Addendum to the Transitional Renegotiation Agreement, which was ratified by Decree No. 250/2023 published on April 29, 2023, in the Boletín Oficial. This allowed the entry into force of the new tariff tables according to ENARGAS Resolution No. 196/2023, which reflects the differential increases by category agreed upon in the distribution tariff, resulting in an average increase of 105%.

ECOGAS INVERSIONES S.A.

This resolution also includes the increases granted in the transportation tariff, as detailed in the previous section, as well as the gas prices effective from March 1, 2023, and May 1, 2023, according to SE Resolution No. 6/2023.

On December 14, 2023, ENARGAS, through Resolution No. 704/2023, called for a new AP to be held on January 8, 2024, to consider the temporary adjustment of the rates for the public natural gas distribution service, as well as the determination of a monthly update index for them. The Distributor submitted its request for a temporary tariff adjustment to meet the commitment made under Annex V of ENARGAS Resolution No. 4,359/2017, with monthly adjustments based on the IPIM (Wholesale Price Index) General Level, to be applied from February 1st, 2024. By ENARGAS Resolution No. 52/2024, the validity of AP No. 104 was declared, determining, through ENARGAS Resolution No. 117/2024 (DGCE) and No. 116/2024 (DGCU), the approval of the transitional tariff tables effective as of April 3rd of this year, which contemplated an extraordinary update on account of the Five-Year Tariff Review, and a monthly update mechanism [GM1] through a polynomial formula, applicable as of May 2024, which considered the evolution of the Wholesale Domestic Price Index (IPIM), General Level, the Wage Index - Sector Registered Private Sector (IVS) and the Construction Cost Index, Materials chapter (ICC). This monthly adjustment formula was subsequently suspended by instruction of the Ministry of Economy and regulated by ENARGAS Resolution No. 224/2024, maintaining discretionary monthly adjustments.

In the months of August, September, October, November, December 2024, and January 2025, new tariff schedules were approved that include an increase in the distribution tariff, through ENARGAS Resolutions 416/2024, 495/2024, 606/2024, 741/2024, 825/2024, and 921/2024 respectively. On January 14, 2025, by means of ENARGAS Resolution No. 16/2025, a call for AP was made with the purpose of considering i) Five-Year Review of Gas Distribution Tariffs; ii) Methodology for Periodic Adjustment of Gas Distribution Tariffs; iii) Modification of the Distribution Service Regulation in relation to matters related to the power to cut off service for non-payment. This consultation was held on February 6, 2025.

Within this update framework, new tariff schedules were approved in January, February, March, and April 2025, including an increase in the distribution rate. These were approved through ENARGAS Resolutions No. 921/2024, No. 67/2025, No. 129/2025, and No. 188/2025 for the DGCE, and No. 920/24, No. 68/2025, No. 128/2025, and No. 189/2025 for the DGCU, respectively.

On January 14, 2025, through ENARGAS Resolution No. 16/2025, a call was made to the Public Administration (AP) for consideration of: (i) a Five-Year Review of Gas Distribution Rates; (ii) a Methodology for the Periodic Adjustment of Gas Distribution Rates; iii) Amendment to the Distribution Service Regulations regarding the concepts related to the power to cut off service for nonpayment. This amendment was made on February 6, 2025, and its validity was approved by ENARGAS Resolution No. 182/2025.

On April 30, 2025, ENARGAS Resolution No. 260/25 for DGCE and No. 258/25 for DGCU was published, approving the Five-Year Tariff Review. It authorizes a 15.18% increase for DGCE and a 9.5% increase for DGCU, to be applied in 31 consecutive monthly installments, with compensation equal to the real WACC rate of 7.64% for the financial cost of these installments. The Resolution also approved the tariff schedules effective May 1, 2025.

On June 6, 2025, ENARGAS Resolution No. 364/25 for DGCE and No. 365/25 for DGCU was published, approving the mechanism for monthly updating distribution tariffs because of inflation. This mechanism involves the application of a polynomial formula that averages the evolution of the IPC and the IPIM in equal parts. Additionally, the tariff schedules, effective from their publication in the Official Gazette, were approved at the same event. These schedules contain the second installment of the RQT increase plus the first month of inflation adjustment.

NOTE 21. OBJECTIVES AND FINANCIAL RISK MANAGEMENT POLICIES

The activities of the Group and the market in which it operates expose it to a series of financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

The Management Boards evaluate the evolution of management, and the analysis of associated risks aimed at covering the relevant aspects of the business. Likewise, the Companies have established recurring practices of generation, issuance, analysis, evaluation, and monitoring of economic-financial information, which meet this objective.

The group continues permanently with the policy of studying the evolution of internal and international financial markets and the possibilities of obtaining funds that the companies may require, within the framework of a prudent policy in measuring risk and evaluating the conditions required by financial entities.

ECOGAS INVERSIONES S.A.

21.1 Market risk

Market risk refers to the risk of fluctuation of the fair value or the future cash flows of a financial instrument due to changes in the prices of the market. The prices of the market involve these types of risk: the interest rate risk, the exchange rate risk, and the price risk of basic products. The financial instruments affected by the market risk include financial investments held to maturity and fund placements, financial assets measured at fair value with changes in income (loss).

-	Interest rate risk

Interest rate risk refers to the risk of fluctuation of the fair value or the cash flow of a financial instrument due to changes in the interest rates of the market. The Group has mutual funds exposed to rate variations.

The Group does not use financial instruments to manage its exposure to the variations in interest rates and, consequently, has not implemented transactions that may cause risks of non-recorded future loss in the financial statements associated with such financial instruments.

-	Exchange rate risk

Exchange rate risk refers to the risk of fluctuation of the fair value or the future cash flow of a financial instrument due to changes in the exchange rates.

As of December 31, 2024, the Group has no loans in foreign currency, nor significant trade balances that may generate risks of non-recorded future loss in the financial statements associated with such financial instruments.

-	Price risk of basic products

As of December 31, 2024, the Group has no significant risks related to the prices of basic products, since purchases are made to local suppliers, even though the price of certain inputs is strongly influenced by the international price of certain commodities.

The exposure to the variations in its prices is considered in the operating quotes and represents a risk in the quoted cost structure, however, the Group evaluates it as low risk.

21.2 Credit risk

Credit risk is the risk that a counterparty fails to meet the obligations assumed in a financial instrument or commercial contract, resulting in a financial loss. The group is exposed to credit risk due to its financial activities, including deposits in banks and financial institutions and other financial instruments.

Deposits in banks and financial institutions are managed through the Management and Finance Department in accordance with corporate policy. The credit risk of balances in banks and other financial instruments is limited because they are only used with counterparties approved by corporate policy that have a high credit rating.

Limits are established to minimize the concentration of credit risk and thus mitigate the financial loss that may arise from potential counterparty defaults. The group's maximum exposure to credit risk from the relevant items on the statement of financial position is their book value.

DGC and DGCU provide the services of distribution, transportation, and sale of gas when applicable, to residential customers, businesses, industries, power plants, and public departments, and grant credit in accordance with the regulations of the service provided, generally without requiring collateral. The risk of uncollectible varies from customer to customer mainly due to their financial situation. In this regard, the companies do not have a significant concentration of credit risk from customers. No individual customer accounts for more than 10% of the sales for the fiscal year ending December 31, 2024.

In DGC, as of December 31, 2024, net accounts receivable from trust charges total 44,067,719, and a provision for bad debt risk of 1,500,201 has been recorded.

In DGCU, as of December 31, 2024, net accounts receivable from trust charges total 42,713,733, and a provision for bad debt risk of 2,867,983 has been recorded.

The concentration of credit risk from sales to commercial debtors and from short-term placements and cash deposits in banking institutions has not changed substantially as of December 31, 2024.

The maximum exposure of the group to credit risk is given by the carrying amount of its sales credits after deducting the corresponding provisions. The need to record a devaluation is analyzed at each closing date.

The group evaluates the risk of bad debt and establishes sufficient provisions for likely uncollectible receivables.

ECOGAS INVERSIONES S.A.

As additional information, the following information on the concentration of operations is presented:

a)      Customers:

Gas consumption by residential customers fluctuates throughout the year, significantly increasing during the winter season. Although the gas billing to these customers is not significant in terms of the amounts considered individually, it represented approximately 69% and 66% of gross sales in DGC, while in DGCU, the billing represented approximately 68% and 64% of gross sales, for the fiscal years ending December 31, 2024, and 2023, respectively. The remaining sales mainly correspond to industries, power plants, sub distributors, and CNG. Gas consumption by some industries and power plants occurs under service conditions that establish the interruptibility of the supply, which is essentially verified during the winter season.

b)     Suppliers:

The main distribution costs of gas are represented by gas purchases from producers and their subsequent transportation to the gas distribution system of the companies.

In both DGC and DGCU, the main suppliers are YPF S.A., IEASA, TGN S.A., and TECPETROL S.A.

The amounts payable to these suppliers are as follows:

-Distribuidora de Gas del Centro S.A.

	12.31.2024	12.31.2023
IEASA	31,783,776	6,411,048
Y.P.F S.A.	2,514,507	1,883,499
TECPETROL S.A.	1,095,292	586,109
TGN S.A.	4,327,286	1,106,370
Total	39,720,861	9,987,026
% that represents of the total accounts payable and other accounts payable	74%	61%

During the exercises ended on December 31, 2024, 2023 and 2022, the Company has made the following transactions with these suppliers:

	12.31.2024	12.31.2023	12.31.2022
Purchase of gas from IEASA	67,418,851	53,473,575	58,554,087
Purchase of gas from YPF S.A.	6,957,468	6,095,794	6,021,230
Purchase of gas from TECPETROL S.A.	5,742,557	5,235,987	5,228,185
Transport carried out by TGN S.A.	43,449,792	20,460,202	26,621,002
Total	123,568,668	85,265,558	96,424,504
% that represents over the total of purchases and expenses	58%	50%	50%

-Distribuidora de Gas Cuyana S.A.

	12.31.2024	12.31.2023
YPF S.A.	6,519,584	4,608,590
IEASA	4,570,840	443,286
TECPETROL S.A.	2,942,445	1,755,101
TGN S.A.	2,268,450	1,297,947
Total	16,301,319	8,104,924
% that represents of the total accounts payable and other accounts payable	59%	58%

During the period of exercise ended on December 31, 2024, 2023 and 2022, the Company has made the following transactions with these suppliers:

	12.31.2024	12.31.2023	12.31.2022
Purchase of gas from YPF S.A.	32,791,168	30,341,342	34,262,507
Purchase of gas from IEASA	14,453,716	4,415,591	6,449,340
Purchase of gas from TECPETROL S.A.	15,469,707	14,946,842	16,099,383
Transport carried out by TGN S.A.	29,210,331	16,561,493	17,769,107
Total	91,924,922	66,265,268	74,580,337
% that represents over the total of purchases and expenses	49%	43%	44%

ECOGAS INVERSIONES S.A.

21.3 Liquidity risk

The Group periodically monitors the risk of cash flow deficits. Management supervises the updated projections on the liquidity requirements of the Group to ensure there is enough cash to reach operational needs. A cash surplus held by the Group from balances above the required ones to administer working capital is invested in temporary placements.

21.4 Capital management

Capital includes equity attributable to shareholders.

The main objective of the management of the Group capital is to ensure it keeps a solid credit rating and healthy capital ratios to support the business and maximize value for the shareholder.

The Group manages a capital structure and makes the relevant adjustments based on the changes in the economic conditions.

During the fiscal years ended December 31, 2024, and 2023, there were no changes in the purposes, nor in the policies, related to capital management.

21.5 Financial assets delivered and received as collateral

As of December 31, 2024, the Group has no assets delivered or received as collateral.

NOTE 22. ENVIRONMENT

Management estimates that the Group operations substantially adjust to the laws and regulations related to the protection of the environment currently in force in the Argentine Republic, as these laws have been historically interpreted and applied. However, local, provincial and national authorities tend to strengthen the requirements established in the applicable laws and to implement environmental guidelines in many aspects similar to those currently in force in the United States of America and in EU countries.

NOTE 23. SUBSEQUENT EVENTS

At the date of issuance of these financial statements, there have been no significant subsequent events that could have an effect on the Group´s assets and results of operations as of December 31, 2024.

