Form 20-F
period 2025-12-31
CENTRAL PUERTO S.A.
filed 2026-04-22
CIK 1717161

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Title of each class	Outstanding at December 31, 2025
Common shares, nominal value Ps.1.00 per share	1,513,770,222

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

Yes ☐             No ☐

iv

v

CERTAIN DEFINITIONS

In this annual report, except where otherwise indicated or where the context otherwise requires:

•	“Argentine Corporate Law” refers to Law No. 19,550, as amended;
•	“Argentine Government” refers the national government of the Republic of Argentina;
•	“Authorized Generators” refers to electricity generators that do not have contracts in the term market in any of its methods;
•	“BCRA” or “Central Bank” refers to the Argentine Central Bank;
•	“BCRA Communication “A” 3500” refers to the wholesale reference exchange rate (Tipo de Cambio de Referencia) published by the BCRA, calculated based on transactions carried out in the foreign exchange market and used as an official benchmark for financial reporting and contractual purposes in Argentina.
•	“BESS” refers to Battery Energy Storage System.
•	“BYMA” refers to Bolsas y Mercados Argentinos S.A.;
•	“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—General Overview of Legal Framework—CAMMESA;”
•	“CNV” refers to the Comisión Nacional de Valores, the Argentine Securities Commission;
•	“CNV Rules” refers to the rules issued by the CNV according to General Resolution No. 622/2013, as amended and supplemented from time to time;
•	“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;
•	“CTM” refers to Centrales Térmicas Mendoza S.A.;
•	“CVO” refers to the thermal plant Central Vuelta de Obligado;
•	“CVO Agreement” refers to the Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011” executed on November 25, 2010 among the SE and Central Puerto along with other electric power generators;
•	“CVO Trust” refers to a project-specific trust (fideicomiso) created under the CVO Agreement for purposes of conducting the financing, construction, and operation of the Central Vuelta de Obligado combined-cycle power plant;
•	“CVOSA” refers to Central Vuelta de Obligado S.A.;
•	“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”) and Distribuidora de Gas del Centro (“DGCE”);
•	“Ecogas Inversiones” refers to Ecogas Inversiones S.A. (previously known as Inversora del Gas del Centro S.A.);
•	“ENARSA” refers to Energía Argentina S.A., previously known as Integración Energética Argentina S.A. (“IEASA”);
•	“Energía Plus” refers to the regulatory framework established under Res. No. 1281/06, as amended. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Energía Plus;”
•	“FODER” refers to Fondo para el Desarrollo de Energías Renovables (Fund for the Development of Renewable Energies). See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Renewable Energy Program;”

vi

•	“FONINVEMEM” or “FONI” refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and similar programs, including the CVO Agreement. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—The FONINVEMEM and Similar Programs;”
•	“FONINVEMEM Plants” refers to the plants José de San Martín, Manuel Belgrano and Vuelta de Obligado;
•	“Foreign Exchange Market” refers to the Argentine foreign exchange market;
•	“HPDA” refers Hidroeléctrica Piedra del Águila S.A., the corporation that previously owned the Piedra del Águila plant;
•	“IGCU” refers to Inversora de Gas Cuyana S.A.;
•	“Large User” refers to electricity users authorized to procure electricity supply within the WEM, pursuant to Law No. 24,065, its implementing resolutions and complementary rules;
•	Law 27,742 or “Ley de Bases” refers to Law No. 27,742 passed on June 27, 2024, also known as “Ley de Bases y Puntos de Partida para la Libertad de los Argentinos”, which, among other measures, declared a public emergency in administrative, economic, financial and energy matters, and delegated a series of powers to the Argentine Government for the duration of the emergency;
•	“LVFVD” (Liquidaciones de Venta con Fecha de Vencimiento a Definir) refers to amounts owed by CAMMESA to electricity generators, arising from energy sales in the WEM, for which no fixed payment due date has been established;
•	“MAT” refers to term market for thermal and hydro energy, established through Resolution No. 400/25. MAT may also be referred to as MATE when the trading pertains to an energy component, or MATP when the trading pertains to an availability component.
•	“MATER” refers to Term Market for Renewable Energy set forth under Resolution No. 281-E/17;
•	“PPA” refers to Power Purchase Agreements, power capacity and energy supply agreements for a defined period of time or energy quantity;
•	“Res.” refers to resolutions issued by the former Secretariat of Electric Energy of the former National Ministry of Energy and Mining, or the Secretariat of Energy of the National Ministry of Economy, as applicable.
•	“SADI” refers to the Argentine Interconnection System;
•	“Sales under contracts” refers collectively to (i) term market sales of energy under contracts with private and public sector counterparties, (ii) sales of energy sold under the Energía Plus and (iii) sales of energy under the RenovAr Program;
•	“SE” refers to the Secretariat of Energy;
•	“SEE” refers to the former Secretariat of Electric Energy;
•	“Spot market” refers to energy sold by generators to the WEM and remunerated by CAMMESA pursuant to the framework in place prior to the Spot Sales. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—Structure of the Industry—Electricity Dispatch and Spot Market Pricing prior to Resolution of the Secretariat of Energy No. 95/13;”
•	“Spot Sales” refers to the energy traded through CAMMESA pursuant to the prices set by Res. No. 400/25 since November 2025, and before that pursuant to Res. No. 95/13, as amended and supplemented by several resolutions issued by the SE, including, for purposes of prices set for the year ended on December 31, 2025, Res. No. 603/24, Res. No. 27/25, 113/25 Res. No. 143/25, Res. No. 177/2025, Res. No. 227/2025, Res. No. 280/2025, Res. No. 331/2025, Res. No. 356/2025, Res. No. 381/2025, Res. No. 483/2025, and Res. No. 602/2025;
•	“YPF” refers to YPF S.A., Argentina’s state-owned oil and gas company;

vii

•	“YPF EE” refers to YPF Energía Eléctrica S.A., a subsidiary of YPF; and
•	“WEM” refers to the Argentine Mercado Eléctrico Mayorista, the wholesale electric power market. See “Item 4.B, Business Overview—The Argentine Electric Power Sector—General Overview of Legal Framework—CAMMESA”.

viii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

Central Puerto S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F, the terms “the Company”, “CEPU”, “Central Puerto”, “Group”, “we”, “us” and “our” refer to Central Puerto S.A. and its consolidated subsidiaries as of December 31, 2025.

We maintain our financial books and records and publish our consolidated financial statements in Argentine pesos, which is our functional currency. This annual report contains our audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the years ended December 31, 2025, 2024, and 2023 (our “Audited Consolidated Financial Statements”), which were approved by Company's management on April 22, 2026.

We prepare our Audited Consolidated Financial Statements in Argentine pesos and in conformity with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

In accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the restatement of the financial statements is necessary when the functional currency of an entity is the currency of a hyperinflationary economy. To define a hyperinflationary state, IAS 29 provides a series of non-exclusive guidelines that consist of (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. Such conditions remained during 2023, 2024 and 2025. See “Risks Relating to Argentina. As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries”.

Therefore, our Audited Consolidated Financial Statements included herein, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and, unless otherwise stated, the financial information included elsewhere in this annual report, were restated to consider the changes in the general purchasing power of our functional currency (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV. Consequently, the consolidated financial statements are stated in the current measurement unit as of December 31, 2025, and the information included in our Audited Consolidated Financial Statements may differ from financial statements previously published by us. For further information, see “Item 5.A. Operating Results-Factors Affecting our Results of Operations-Inflation” and Note 2.1.2 to our Audited Consolidated Financial Statements.

We are required to file financial statements and other periodic reports with the CNV as a public company in Argentina. Investors can access our historical financial statements published in Spanish on the CNV’s website at www.cnv.gob.ar. The information found on the CNV’s website is not a part of this annual report. Investors are cautioned not to place undue reliance on our financial statements not included in this annual report.

Currency and Rounding

All references herein to “pesos,” “Argentine pesos” or “Ps”. are to Argentine pesos, the legal currency of Argentina. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars. A “billion” is a thousand million.

For the reader's convenience, we have translated certain amounts from pesos into U.S. dollars, unless otherwise indicated, using the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina in accordance with BCRA Communication “A” 3500 as of December 30, 2025, of Ps. 1,459.42 per US$1.00. The Federal Reserve Bank of New York does not publish a noon buying rate for pesos. The U.S. dollar equivalent information in this annual report is provided solely for convenience of the reader and should not be construed to represent that peso amounts have been, could have been, or could be converted into U.S. dollars at such rates or any other rate. See “Item 3.A. Selected Financial Data-Exchange Rates”.

ix

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

Market Share and Other Information

The information set forth in this annual report with respect to the market environment, market developments, growth rates and trends in the markets in which we operate is based on information published by the Argentine federal and local governments through the Instituto Nacional de Estadística y Censos (the National Statistics and Census Institute, or “INDEC”), the Ministry of Interior, the Secretariat of Energy, the BCRA, CAMMESA, as well as on independent third-party data, statistical information, reports produced by unaffiliated entities and our own internal estimates.

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

This annual report also contains estimates of market data and derived information that cannot be gathered from market research institutions or other independent sources. Such information is based on our internal estimates. In many cases, no publicly available information exists on such market data from industry associations, public authorities or other organizations. We believe these internal estimates are helpful for understanding the industry in which we operate and our position within it. However, our estimates have not been reviewed or verified externally and may deviate from estimates made by our competitors or future statistics from market research institutes or other sources. We cannot assure you that our estimates or assumptions are accurate or correctly reflect the state, development, or our position in the industry.

x

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

Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in general economic, financial, business, political, legal, regulatory, environmental, climatic, infrastructure, social or other conditions in Argentina;
•	changes in conditions elsewhere in Latin America or in either developed or emerging markets;
•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;
•	the impact of political developments and uncertainties relating to political and economic conditions in Argentina, on the demand for securities of Argentine companies;
•	inflation;
•	fluctuations in exchange rates, including a significant devaluation of the Argentine peso;
•	changes in the law, norms and regulations applicable to the Argentine electric power and energy sector, including changes to the current regulatory frameworks, changes to programs established to incentivize investments in new generation capacity and reductions in government subsidies to consumers;
•	changes in the Argentine energy market, including in the ownership of market participants and their respective roles and responsibilities;
•	our ability to successfully develop and execute expansion projects and to obtain awards for new potential projects, concession renewals, or opportunities to bid for existing assets offered for sale;
•	increases in financing costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund new activities;
•	government intervention, including measures that result in changes in the Argentine energy and power generation markets, the Argentine labor market, the Argentine exchange market, the Argentine tax system and in international trade;
•	adverse legal or regulatory disputes or proceedings;
•	changes in the price of energy, power and other related goods and services;
•	changes in the price and supply of natural gas or liquid fuels;
•	changes in weather conditions (wind, solar radiation, the amount of rainfall and accumulated water, among others);
•	changes in environmental regulations, including exposure to risks associated with our business activities;

xi

•	risks inherent to the demand for and sale of energy;
•	the operational risks related to the generation, as well as the transmission and distribution, of electric power;
•	ability to implement our business strategy, including the ability to complete our construction and expansion plans in a timely manner and according to our budget;
•	competition in the energy sector, including as a result of the construction of new generation capacity;
•	exposure to credit risk due to credit arrangements with CAMMESA;
•	our ability to retain key members of our senior management and key technical employees;
•	changes in the lithium, gold, silver and forestry industries, including changes in prices, regulations and general business conditions;
•	the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures;
•	general domestic and international political conditions or labor disruptions, including “trade wars”, the armed conflicts in Ukraine and the Middle East and the current developments in Venezuela;
•	our relationship with our employees; and
•	other factors discussed under “Item 3.D.—Risk Factors” in this annual report.

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

xii

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A Reserved

Item 3.B Capitalization and indebtedness

Not applicable.

Item 3.C Reasons for the offer and use of proceeds

Not applicable.

Item 3.D Risk Factors

Summary of Risk Factors

We are subject to several risks described under “Risk Factors” and elsewhere in this annual report that could materially and adversely impact our business, results of operations, financial condition and future prospects. Key risks include:

Risks Relating to Argentina

•	All our revenues are generated in Argentina and therefore we are exposed to country-specific risks and to fluctuations in macroeconomic, political, regulatory, and social conditions.
•	The Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries.
•	Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations.
•	Exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business.
•	Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth and may negatively impact our financial condition or cash flows.
•	The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects.
•	We may be exposed to adverse effects arising from geopolitical conflicts worldwide.

•	The Argentine banking system may be subject to instability which may affect our operations.
•	Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which in turn could adversely affect our business, financial condition, and results of operations.

Risks Relating to the Electric Power Sector in Argentina

•	The Argentine Government has intervened in the electric power sector in the past and is likely to continue intervening.
•	Changes in regulatory frameworks under which we sell our electricity may affect our financial condition and results of operations.
•	We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector.
•	Argentina has certain energy transmission and distribution limitations that adversely affect the capacity of electric power generators to deliver all of the energy they can produce, which results in reduced sales.
•	Restrictions on the supply of energy could negatively affect Argentina’s economy.
•	We operate in a heavily regulated sector that imposes significant costs on our business, and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations.
•	Risks arise for our business from technological change in the energy market.
•	Competition in the Electric Power Sector in Argentina may adversely affect our results of operations.

Risks Relating to Our Business

•	Our results depend largely on the compensation established by the Secretariat of Energy and received from CAMMESA.
•	Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants.
•	Our business may require substantial capital expenditures for ongoing maintenance requirements and the expansion of our installed generation capacity.
•	Covenants in our indebtedness could adversely restrict our financial and operating flexibility.
•	We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition, and results of operations.
•	Our future operational rights and economic returns from Piedra del Águila are now tied to the terms of the newly awarded concession and to ongoing compliance with regulatory and contractual provisions
•	Future changes in the rainfall amounts in the Limay River basin could adversely affect the revenues from the Piedra del Águila concession and, therefore, our financial results.
•	Our ability to operate wind and solar farms profitably is highly dependent on suitable wind or sun and associated weather conditions, climate change and energy transition could affect our business.
•	Climate change and energy transition could affect our business.

•	Our power plants and forest assets are subject to the risk of mechanical, electrical failures and various catastrophic events, and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance.
•	Our insurance policies may not fully cover damage, and we may not be able to obtain insurance against certain risks.
•	We may be exposed to lawsuits and or administrative proceedings that could adversely affect our financial condition and results of operations.
•	Energy demand is seasonal, largely due to climate conditions.
•	We may undertake acquisitions and investments to expand or complement our operations that could result in operating difficulties or otherwise adversely affect our financial conditions and results of operations.
•	If we were to acquire another energy company in the future, such acquisition could be subject to the Argentine Antitrust Authority’s approval.
•	We depend on senior management and other key personnel for our current and future performance.
•	We could be affected by material actions taken by the trade unions.
•	Our equipment, facilities and operations are subject to environmental, health and safety regulations.
•	We are subject to anti-bribery, anti-corruption, anti-money laundering and other laws and regulations.
•	A cyberattack could adversely affect our business, balance sheet, results of operations and cash flow.
•

Our thermal generation plants require a continuous supply of natural gas and, to a lesser extent, liquid fuels to operate. The availability, cost and procurement conditions of these fuels have historically been, and may continue to be, affected by several factors beyond our control, including fluctuations in domestic and international fuel prices, macroeconomic conditions, geopolitical events, infrastructure constraints, and changes in Argentine energy policy and regulations.

•	We may incur losses as a result of natural disasters that may affect our forestry assets.

Risks Relating to our Shares and ADSs

•	It may be difficult for you to obtain or enforce judgments against us.
•	Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, shares underlying the ADSs.
•	We are traded on more than one market, and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.
•	Under Argentine Corporate Law, shareholder rights may be fewer or less well defined than in other jurisdictions.
•	Holders of our common shares and the ADSs located in the United States may not be able to exercise preemptive or accretion rights.
•	Voting rights, and other rights, with respect to the ADSs are limited by the terms of the deposit agreement.
•	The relative volatility and illiquidity of the Argentine securities markets may substantially limit our ADS holders’ ability to sell common shares underlying the ADSs at the price and time they desire.

•	If there are substantial sales of our common shares or the ADSs, the price of the common shares or of the ADSs could decline.
•	Our shareholders may be subject to liability for certain votes of their securities.
•	As a foreign private issuer, we are exempt from several rules under the U.S. securities laws and are permitted to file less information with the Commission than a U.S. company. This may limit the information available to holders of our ADSs.
•	As a foreign private issuer, we are not subject to certain NYSE corporate governance rules applicable to U.S. listed companies.
•	The market price for our common shares or ADSs could be highly volatile.
•	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.
•	The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce.
•	Holders of our common shares may determine not to pay any dividends.
•	We may be a passive foreign investment company for U.S. federal income tax purposes.
•	The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

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

Risks Relating to Argentina

All our revenues are generated in Argentina and therefore we are exposed to country-specific risks and to fluctuations in macroeconomic, political, regulatory, and social conditions.

Central Puerto is an Argentine corporation (sociedad anónima). All of our assets and operations are located in Argentina. Accordingly, our financial condition and results of operations depend significantly on macroeconomic, regulatory, social and political conditions in Argentina. Key factors include: (i) international demand and prices for Argentina’s commodity exports; (ii) competitiveness and efficiency of domestic industries and services; (iii) stability and competitiveness of the Argentine peso against foreign currencies; (iv) foreign and domestic investment and financing; (v) foreign exchange reserves in the BCRA, which may cause abrupt changes in currency values and exchange and capital control regulations; (vi) high interest and inflation rates and corresponding wage and price controls; (vii) adverse external economic shocks; (viii) changes in economic or fiscal policies implemented by the Argentine Government; (ix) labor disputes and work stoppages; (x) government expenditure levels and fiscal balance; and (xi) unemployment, political instability and social tensions, including land-takings and claims in areas where we operate.

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

The Argentine economy has contracted over the past three years and remains unstable despite the Argentine Government's efforts to curb inflation and exchange rate volatility. The Argentine economy is still subject to the following challenges:

•	Persistently high inflation: Inflation remains high and may continue at similar or higher levels. According to reports published by INDEC, cumulative inflation measured by the consumer price index (in pesos) was 211.4% in 2023, 117.8% in 2024 and 31.5% in 2025. In March 2026, the inflation rate was 3.4%. Past and future monetary issuance by the Central Bank of Argentina to finance the National Treasury may further contribute to inflationary pressures and an upward trend.
•	High public debt levels: Argentina’s public debt as a percentage of GDP remains significant despite restructuring processes undertaken since 2020.
•	Persistent fiscal deficit: Discretionary increases in public spending have led to persistent fiscal deficits. While the current administration has achieved a fiscal surplus, there is no guarantee that such fiscal surplus will be sustained. Future discretionary increases in public spending or adverse economic conditions could give rise to recurring fiscal deficits.
•	Low investment levels: Investment as a percentage of GDP remains low.
•	Potential for labor unrest: A significant number of demonstrations and strikes could occur, as has happened in the past, adversely affecting various sectors of the Argentine economy.
•	Energy supply constraints: The energy supply may be insufficient to meet industrial demand and domestic consumption, potentially limiting industrial growth.
•	High unemployment and informal employment: According to INDEC, the unemployment rate in the last quarter of 2025 was 6.6%, while informal employment remains high.
•	Uncertain debt rollover capacity: Argentina’s ability to refinance its peso-denominated debt remains uncertain.
•	Capital controls and political instability: Economic conditions have fueled an increased demand for foreign currency, leading to the implementation of capital controls aimed at curbing capital flight. Although these controls are expected to be progressively relaxed and lifted, their continued application—when combined with other internal and external factors—has contributed to increased political and social instability.

High inflation reduces Argentina’s foreign competitiveness and increases social and economic inequality. It also negatively impacts employment, consumption and economic activity, while undermining confidence in the Argentine banking system. This limits access to domestic and international credit for local companies. If government measures fail to correct structural inflationary imbalances, inflation may continue or increase, adversely affecting Argentina’s economy and our business, financial condition and results of operations. Inflation can also increase Argentina’s local currency-denominated debt and adversely affect its ability to service debt, particularly in the medium and long term when most inflation-indexed debt matures.

Argentina’s fiscal imbalances, its dependence on foreign revenues to cover its fiscal deficit, and material rigidities that have historically limited the ability of the economy to absorb and adapt to external factors, have added to the severity of the current crisis.

In the past, some administrations increased direct intervention in the Argentine economy, including the implementation of expropriation measures, price controls, exchange controls and changes in laws and regulations affecting foreign trade and investment. These measures had a material adverse effect on private sector entities, including us. Similar measures could be adopted by the current or future Argentine Government, or economic, social and political developments in Argentina, over which we have no control, could have a material adverse effect on the Argentine economy and, in turn, adversely affect our financial condition and results of operations. Uncertainty with respect to government policies may lead to additional volatility of Argentine stock market prices, including companies that operate in the energy sector, given the degree of state regulation and intervention in this industry.

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Argentine Government of policies designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Argentine Government to achieve these goals are unsuccessful. These events could materially adversely affect our financial condition and results of operations.

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

Following President Milei’s inauguration, the Argentine Government enacted Decree No. 70/2023, outlining measures to reduce the size of the public administration and public expenses, as well as de-regulate the economy. On June 28, 2024, the Argentine Congress passed the Ley de Bases, formally declaring a state of public emergency in administrative, economic, financial and energy matters for one year. During this period, the Ley de Bases conferred upon the Argentine Government a series of legislative powers and established legal, institutional and tax reforms affecting various economic sectors. It also created the Investment Incentive Regime for Large-Scale Investments (“RIGI”), regulated by Decree No. 592/2024. RIGI provides tax, customs and exchange incentives for large investment projects across sectors including forestry, tourism, infrastructure, mining, technology, steel, gasoil and energy. The original two-year period for accessing the RIGI was extended by Decree No. 105/2026 for one additional year, until July 8, 2027. RIGI projects are declared of national interest.

On June 28, 2024, the house of representatives of the Argentine Congress approved a fiscal reform (the “Argentine Fiscal Reform”), successfully reinstating the chapter on income tax and personal assets, previously rejected by the Argentine Senate. The Argentine Fiscal Reform was enacted and published in the Argentine Official Gazette (Boletín Oficial de la República Argentina) on July 8, 2024, effective from that date onwards.

On October 26, 2025, Argentina held legislative elections to renew half of the seats in the House of Representatives of the Argentine Congress and one third of the seats in the Senate. La Libertad Avanza, the political party of the Milei administration, obtained approximately 40.7% of the votes for the House of Representatives and approximately 42.0% for the Senate, while the main opposition coalition, Fuerza Patria, obtained approximately 31.7% and approximately 28.4%, respectively. Notwithstanding the new congressional composition, the Argentine Government continues to require consensus from other political parties to implement its policy agenda, including the deregulation measures set forth in the Ley de Bases. As of the date of this annual report, we cannot predict the impact that the legislative elections will have on the Argentine economy nor assure whether events such as the implementation of new government policies could have an adverse impact on our operations and financial results. Moreover, we cannot assure whether such changes will occur or estimate their timing or potential effects on our operations and financial condition.

The current administration has announced and continues to promote additional structural reforms, including proposed labor reforms, aimed at further deregulating the economy and modifying existing labor, tax, social security and regulatory frameworks. As of the date of this annual report, certain of these proposed reforms remain subject to legislative debate, regulatory implementation and/or judicial review, and their final scope, timing and impact remain uncertain. The adoption, modification or rejection of such reforms could have a material adverse effect on Argentina’s economy, our business, financial condition and results of operations.

The Argentine economy is also vulnerable to adverse events affecting its main trading partners. A continued deterioration of economic conditions in Brazil, Argentina’s main trading partner, and a deterioration of the economies of other important trading partners of Argentina, such as China or the United States, could have a significant adverse impact on Argentina’s trade balance and adversely affect Argentina’s economic growth, and therefore, could negatively impact our financial health and operating results. A significant depreciation of the currencies of our trading partners or competitors may negatively affect Argentina’s competitiveness and, consequently, negatively impact Argentina’s economic and financial condition and the results of our operations.

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

Significant fluctuations in the value of the peso could adversely affect the Argentine economy and, in turn, adversely affect our results of operations

The depreciation of the peso has had and may continue to have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to inflation, significantly reduce real wages and jeopardize the stability of businesses, such as ours, whose success depends on domestic market demand and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. In 2025, the peso depreciated approximately 41.35%, and appreciated 5.25% from December 31, 2025, through March 31, 2026. On April 20, 2026, the exchange rate was Ps. 1,373 to US$1.00, as quoted on BCRA Communication “A” 3500.

The main effects of the devaluation of the Argentine peso on our net results, expressed in pesos, are related to (i) exchange rate differences as a result of our exposure to the dollar (because our functional currency is the Argentine peso); (ii) higher revenues generated by the sale of energy priced in U.S. dollars; and (iii) higher costs generated by expense items priced in U.S. dollars such as financial obligations and certain maintenance contracts among other costs. In addition, the majority of our debt is denominated in currencies other than the peso; consequently, a devaluation of the peso against such currencies will increase the amount of pesos we need to cover our debt service obligations.

If the peso depreciates further, all the negative effects on the Argentine economy related to such depreciation could recur, with adverse consequences to our business, financial condition and results of operations. In addition, a further depreciation of the Argentine Peso against the U.S. dollar, Euro or other European currencies may also have an adverse impact on our capital expenditure program and increase the Argentine Peso amount of our trade liabilities and financial debt denominated in foreign currency. As of December 31, 2025, 98.17% of our financial liabilities were denominated in foreign currency, mostly in U.S. dollars.

We remain exposed to risks associated with the fluctuation of the Argentine Peso. A devaluation of the Argentine Peso could have a material adverse effect on our financial condition and results of operations. Under Res. No. 400/25 and the new Piedra del Aguila concession terms, our thermal and hydro spot prices are denominated in U.S. Dollars; accordingly, a devaluation of the Argentine Peso could adversely affect the pass-through of such costs to end-users by electric distribution companies.

Exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business

The Argentine Government and the BCRA have historically implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to non-residents stakeholders; (ii) restrictions on the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and convert all export proceeds from goods into Argentine Pesos through the foreign exchange market; (iv) limiting the transfer of securities into and from Argentina; (v) implementing taxes on certain transactions involving the acquisition of foreign currency. While exchange controls and certain restrictions are being progressively eased, significant limitations and regulatory measures remain in effect; and (vi) restricting access (including, but not limited to, in connection with the term for making such payments) to the currency exchange market to pay for imports of goods and services. In the past, the BCRA established certain additional restrictions such as establishing mandatory refinancings of U.S. Dollar-denominated debt.

On April 11, 2025, the Argentine government announced a set of measures aimed at easing the regulatory framework governing access to the foreign exchange market. These measures include: (i) the establishment of a floating exchange rate band within which the U.S. dollar may fluctuate in the foreign exchange market. The initial band was set between Ps. 1,000 and Ps. 1,400, with its boundaries to be adjusted at a monthly rate of 1%; (ii) the elimination of the Export Increase Program (Programa de Incremento Exportador), which had allowed for the settlement of export proceeds using a split mechanism of 80% through the foreign exchange market and 20% through the financial market (commonly referred to as the "Dólar Blend"); (iii) the removal of foreign exchange restrictions applicable to individuals, including the US$200 monthly purchase limit in the foreign exchange market and restrictions affecting those who had received government assistance during the pandemic, subsidies, or public employment, among others, as well as cross-restrictions contained in Central Bank Communication “A” 7340; ARCA will also eliminate the tax surcharge currently applicable to the purchase of foreign currency in the foreign exchange market (while maintaining it for tourism and credit card payments); (iv) the authorization of dividend distributions by Argentine companies to foreign shareholders with respect to results from fiscal years beginning in 2025; (v) a relaxation of payment terms for foreign trade transactions, including: (a) imports of goods may now be paid through the foreign exchange market upon customs clearance (previously 30 days thereafter); (b) imports of goods by micro, small, and medium-sized enterprises (MiPyMEs) may be paid upon shipment from the port of origin (previously 30 days after customs clearance); (c) imports of services may be paid as from the date of service provision (previously 30 days thereafter); (d) imports of capital goods may now be paid with a 30% advance, 50% upon shipment, and 20% upon customs clearance (previously limited to a 20% advance and only applicable to MiPyMEs); and (e) imports of services between related parties may be paid once 90 days have elapsed from the date of service provision (previously 180 days); and (vi) a one-time elimination of the 90-day lookback period under Communication “A” 7340 applicable to legal entities, allowing such entities to resume access to the foreign exchange market under regular conditions.

On December 15, 2025, the BCRA announced the implementation of a new phase of its monetary policy framework, effective as of January 1, 2026. This new phase aims at enhancing price stability and the gradual normalization of monetary conditions. Under the updated framework, the BCRA will continue to operate a managed floating exchange rate regime with intervention bands. As of January 1, 2026, the upper and lower limits of these bands will be adjusted monthly based on the most recently published inflation data. The objective of this mechanism is to mitigate episodes of excessive volatility in the foreign exchange market, while allowing the exchange rate to fluctuate within the bands according to market conditions.

Although the current administration has publicly expressed its intention to progressively dismantle Argentina’s foreign exchange controls and has adopted certain measures aimed at easing specific restrictions, a comprehensive liberalization of the foreign exchange regime has not yet occurred, and while certain restrictions applicable to individuals and some applicable to legal entities have been lifted, significant restrictions applicable to legal entities remain in place. The timing, scope and conditions of any further relaxation or elimination of exchange controls remain uncertain, and there can be no assurance that the BCRA will lift such controls in the near future. Moreover, the BCRA may modify existing regulations, reimpose previously lifted restrictions or impose mandatory refinancing plans in respect of our foreign currency-denominated indebtedness, establish more severe restrictions on currency exchange, maintain the current Argentine Foreign Exchange Regulations or create multiple exchange rates for different types of transactions, substantially affecting the exchange rate at which we acquire foreign currency to service our outstanding liabilities denominated in currencies other than the Argentine Peso. Any of the foregoing could adversely affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain financing, execute our capital expenditure plans and import goods and/or make interest and principal payments on our foreign currency-denominated indebtedness.

Given the unpredictable nature of political and economic developments, there can be no assurance that more restrictive exchange controls and transfer restrictions than those currently in effect will not be imposed. In the event of a crisis or a period of political, economic and social instability in Argentina resulting in a material economic contraction, there is a risk that the current government may adopt radical changes to its economic, foreign exchange and financial policies. Such measures may be implemented to preserve the balance of payments, protect the foreign exchange reserves of the BCRA, prevent capital flight, or address a significant depreciation of the Argentine Peso. These measures could include, among others, the mandatory conversion of U.S. Dollar-denominated obligations of Argentine resident legal entities into Argentine Pesos or the reintroduction of restrictions on the remittance of dividends abroad. The imposition of such restrictions, combined with external factors beyond our control, could materially impact our ability to make payments in foreign currency.

The extension of current exchange controls, or the implementation of stricter capital controls, could have an adverse impact on the Argentine government’s public finances, which could in turn have a detrimental effect on the Argentine economy and consequently on our business, operating results, and financial condition, including our ability to service financial debt obligations. For additional information, please see “Item 10—Additional Information—Exchange Controls.”

In addition, we cannot assure you that the current administration may not impose exchange controls or other confiscatory measures in the future.

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

On March 11, 2025, Decree No. 179/2025 was published, through which the Argentine Government approved a new Extended Fund Facility (“EFF”) to be entered into with the IMF for a 10-year term. The funds under this program are expected to be primarily used to refinance liabilities, including non-transferable Treasury notes and outstanding amortization amounts under the existing EFF. On March 19, 2025, the house of representatives of the Argentine Congress approved Decree No. 179/25, thereby affirming its validity and eliminating the risk of revocation. Under the applicable legal framework, an emergency decree remains in force unless expressly rejected by both chambers of Congress. On April 8, 2025, the IMF announced that it had reached a staff-level agreement with the Argentine authorities for a new 48-month EFF arrangement totaling approximately US$20 billion. According to the official statement published by the IMF, the agreement remains subject to approval by its Executive Board, which is scheduled to consider the program on Friday, April 11, 2025.

On April 8, 2025, the IMF announced that it had reached a staff-level agreement with Argentine authorities for a new program under the EFF, with a total value of approximately US$20 billion. On April 11, 2025, the IMF Executive Board formally approved the agreement, authorizing an immediate disbursement of US$ 12 billion, with an additional US$ 2 billion disbursement scheduled for June 2025. The agreement has a ten-year term, including a grace period of four and a half years, and carries an annual interest rate of 5.63%.

Also on April 11, 2025, both the World Bank and the Inter-American Development Bank (IDB) approved financial assistance for Argentina under respective multi-year programs, amounting to US$ 12 billion (of which US$ 1.5 billion will be disbursed immediately) and US$ 10 billion, respectively. On May 8, 2025, the IDB confirmed that Argentina will receive U.S.$500 million in financing to strengthen its balance of payments and advance structural reforms. The loan is part of a U.S.$10 billion financing package that the IDB will provide to Argentina’s public and private sectors over the next three years.

On July 31, 2025, the IMF Executive Board concluded the first review of the IMF Agreement. As a result, Argentina would have access to additional IMF financing of US$2.0 billion. The success of these measures will depend on the sustained implementation of economic reforms and the necessary political support to maintain macroeconomic stability and sustainable economic growth. However, we cannot assure that the Argentine Government will meet the targets of the upcoming IMF reviews under the new program once implemented. Likewise, we cannot guarantee that a new agreement with the IMF will not affect Argentina’s ability to implement reforms and public policies and promote economic growth, nor the impact that any renegotiation may have on the country’s ability to access international capital markets (and indirectly on our ability to access such markets), on the Argentine economy, on our financial condition or results, or on our ability to extend the maturities of our debt obligations or modify other terms, all of which could affect our results, operations, or business.

In the context of a closer alignment between the administrations of the United States and Argentina, which have publicly characterized their relationship as a strategic partnership, the United States has expressed political and economic support for the Argentine government’s reform agenda. On October 20, 2025, the U.S. Treasury announced a currency swap line of up to US$20.0 billion with the Central Bank, aimed at strengthening Argentina’s international reserves position and supporting macroeconomic stability. However, this swap line has since been cancelled and is no longer in effect. Notwithstanding the foregoing, U.S. officials, including Treasury Secretary Scott Bessent, have stated that the U.S. administration remains willing to consider exceptional measures to support financial stability in Argentina. In this context, official sources have indicated that additional financing mechanisms are under consideration by the United States, including the potential establishment of a private fund of up to US$20.0 billion, with participation from international banks and sovereign wealth funds, focused on the Argentine debt market. These developments reflect the strengthening of bilateral relations between President Javier Milei and President Donald Trump and the strategic importance attributed to Argentina by the current U.S. administration.

We cannot assure that the Argentine Government will meet the targets of the upcoming reviews of the IMF. In the event that the Argentine Government does not comply with the economic and fiscal commitments and targets agreed with the IMF, Argentina could default on its debt with the IMF and, consequently, its financial and economic situation could be adversely affected.

We cannot assure that the Extended Fund Facility Agreement with the IMF (the “EEF Agreement”) and the Paris Club Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth. Consequently, there can be no assurance that the implementation of the revenue and expenditure policies of the EEF Agreement regarding the reduction of untargeted energy subsidies would not have material adverse effect on our financial condition and results of operations. Also, we cannot predict the impact of the outcome of such reforms on Argentina’s (and indirectly our) ability to access the international capital markets. Moreover, the long-term impact of these measures and any future measures taken by the current administration on the Argentine economy remains uncertain.

Argentina’s future tax revenue and fiscal results may be insufficient to meet its debt service obligations and the Argentine Republic may have to rely in part on additional financing from domestic and international capital markets, the IMF and other potential creditors, in order to meet future debt service obligations. In the future, the Argentine Republic may not be able or willing to access international or domestic capital markets, which could have a material adverse effect on its ability to make payments on its outstanding public debt, and in turn, could materially adversely affect our financial condition and results of operations.

In spite of the restructuring of Argentine public debt, international markets remain skeptical as to whether Argentina’s debt is sustainable and, therefore, country risk indicators remain high. There can be no assurance that Argentina’s credit ratings will remain in place or will not be downgraded, suspended or cancelled. Any downgrade, suspension or cancellation of Argentina’s sovereign debt rating may have an adverse effect on the Argentine economy and our business.

Without renewed access to the financial market, the Argentine Government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Likewise, Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and our growth, including the financing of capital investments, which would negatively affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt.

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

Although tariffs on Argentine goods remain lower, “custom-made agreements” are under discussion, which might offer relief if Argentina reduces its barriers on U.S. products. On February 5, 2026, Argentina and the United States entered into the United States-Argentina Agreement on Reciprocal Trade and Investment (“ARTI”), aimed at strengthening economic ties and reducing trade barriers between the two countries. The ARTI provides for the reduction or elimination of tariffs on a significant number of goods, as well as commitments relating to regulatory standards, intellectual property and investment protection. While the ARTI may mitigate the impact of certain U.S. trade measures on Argentine exports and foster increased bilateral trade and investment, its implementation is subject to legislative approval and phased execution, and it does not eliminate Argentina’s exposure to changes in U.S. trade policy or broader global trade tensions.

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

In parallel, Argentina’s largest export market, Brazil, faces heightened pressures due to ongoing political crises. Following the economic challenges of 2015 and 2016, Brazil’s economy is gradually recovering, though political uncertainties persist under the leadership of Lula da Silva. Real growth per capita improved by 10% in 2021 but remains 15% below 2019 levels. The unemployment rate improved to 5.1% by the end of 2025, compared to 6.2% at the end of 2024. Despite these improvements, another devaluation of the Brazilian real, similar to the nearly 20% drop in 2024, could negatively impact Argentine exports, reducing competitiveness and increasing imports as Brazilian goods become more price-competitive internationally. This could adversely impact Argentina's economic performance and financial position.

 Global economic instability such as uncertainty about global trade policies, the deterioration of economic conditions in Brazil and of the economies of other major trading partners of Argentina, such as China or the United States, the withdrawal of the United Kingdom from the European Union, geopolitical tensions between the United States and a number of foreign countries, the ongoing conflict between Russia and Ukraine, decisions by the Organization of Petroleum Exporting Countries (OPEC), the ongoing tensions in the Middle East, the current developments in Venezuela, as well as the threats to trade through the Red Sea and the Suez Canal and other non-OPEC oil-producing nations with respect to oil production that affect oil prices, idiosyncratic, political and social discords, terrorist attacks, sovereign debt downgrades, a pandemic disease, could impact the Argentine economy and jeopardize Argentina’s ability to stabilize its economy, among others.

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

We may be exposed to adverse effects arising from geopolitical conflicts occurring worldwide

Global geopolitical tensions contribute to uncertainties that affect the Argentine economy. Russia's military actions in Ukraine, which started in 2022, have resulted in regional instability and heightened economic sanctions from the United States and the European Union, which impact global economic conditions and commodity prices. Despite energy markets showing signs of normalization in 2024, the conflict’s continuation could foreseeably disrupt supply chains. After four years since the beginning of the armed conflict, military actions keep growing and fears of an escalation to the use of nuclear weapons are rising as a result of the decision from the Russian government to halt its participation under the Strategic Arms Reduction Treaty III.

Further complicating geopolitical stability, the October 2023 assault by Hamas on Israel has escalated tensions in the Middle East. Prime Minister Netanyahu's declaration of war and subsequent military actions have intensified regional instability. Although a ceasefire was established in October 2025, ongoing tensions, including potential involvement from other nations (given that Israel has received attacks from Iran and from Hezbollah cells spread across the region), continue to threaten global trade dynamics.

On February 28, 2026, the United States and Israel commenced large-scale airstrikes against Iran, targeting military, governmental, and nuclear-related infrastructure, resulting in the death of Iran’s Supreme Leader, Ayatollah Ali Khamenei. Iran responded with widespread missile and drone attacks against Israel, U.S. military bases, and several Gulf states, causing substantial disruption to airspace, energy infrastructure, and civilian life across the Middle East, with significant casualties, displacement, and market volatility. The war in Iran has materially heightened uncertainty in international markets and has led to sustained volatility in global energy prices. On April 7, 2026, the United States and Iran entered into a two-week ceasefire agreement, which led to a sharp decline in oil prices. There can be no assurance the ceasefire will be extended or result in a lasting resolution of hostilities. Given the strategic importance of the region to global oil supply, any resumption or escalation of hostilities or a prolonged conflict in the region could have a material impact on our business, financial condition, and results of operations. In addition, on January 3, 2026, the United States launched a series of air strikes against Venezuela and captured and removed former president Maduro and his wife, Cilia Flores, from the country. Following the U.S. strikes, Venezuela announced a state of national emergency, and President Trump announced U.S. plans to run Venezuela for a transitional period.

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

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations

A lack of a solid institutional framework and corruption have been identified as, and continue to be, a significant problem for Argentina. Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the 2015-2019 administration adopted several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures included the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, and establishing a corporate criminal liability regime for corruption offenses aimed at promoting anticorruption compliance. According to the Corruption Perceptions Index published by Transparency International on February 10, 2026, Argentina dropped five positions in relation to 2024 and finished 104th out of 182 countries with the most corruption. The current administration’s ability to implement the above-mentioned measures or promote further transparency and integrity measures is uncertain in a highly polarized political context. Argentina’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities with underlying Argentine risk. The recent economic instability in Argentina has contributed to a decline in market confidence in the Argentine economy as well as to a deteriorating political environment.

Following several attempts, on April 8, 2025, the opposition in the House of Representatives approved the establishment of a special committee to investigate alleged fraud in connection with the cryptocurrency $LIBRA. The controversy originated on February 14, 2025, when President Milei publicly endorsed the cryptocurrency shortly after its launch. This endorsement triggered a sharp increase in the value of $LIBRA, attracting approximately 40,000 investors. Subsequently, the cryptocurrency’s value collapsed, resulting in significant financial losses for those investors. The committee, whose inaugural session was scheduled for April 23, 2025, has continued to meet throughout 2025, conducting hearings and gathering evidence related to the allegations. The committee operates solely within the House of Representatives and does not require Senate approval. The investigation has expanded to scrutinize the president’s role in the promotion of $LIBRA and the resulting impact on investors, generating ongoing political and legal pressure on President Milei and his administration.

In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, have negatively impacted the Argentine economy and political environment. Certain government officials of previous administrations as well as high ranked officers of companies holding government contracts or concessions have faced or are currently facing allegations of corruption and money laundering as a result of these investigations. These individuals are alleged to have accepted or paid, as applicable, bribes by means of kickbacks on contracts granted by the government to several infrastructure, energy and construction companies. We have no control over and cannot predict for how long the corruption investigations will continue nor whether such investigations or allegations (or any other future investigations or allegations) will lead to further political and economic instability. In addition, we cannot predict the outcome of any such allegations nor their effect on the different sectors of the Argentine economy. See also “—We are subject to anti-bribery, anti-corruption, anti-money laundering and other laws and regulations”.

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

In recent years, the Argentine Government has continued to declare emergencies related to the power sector, by means of Decree No. 134/2015, the Solidarity Law No. 27,541, Decree No. 55/2023 (extended through Decree No. 1023/2024, Decree No. 370/2025 and Decree No. 49/2026), Decree No. 70/2023 and Law No. 27,742. For further details, please refer to “Item 4.B. Business Overview—The Argentine Electric Power Sector—Emergency of the Electric Power Sector”.

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

Changes in regulatory frameworks under which we sell our electricity may affect our financial condition and results of operations

We cannot assure what further changes the Argentine Government may make to the regulatory frameworks under which we sell power availability or electricity, nor that these changes will not negatively impact our results of operations. We also cannot assure under what kind of regulatory framework we will be able to sell our generation capacity and electricity in the future. Any further changes in the current applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, may adversely affect our results of operations. Some of the measures proposed by the Argentine Government may also generate political and social opposition, which may in turn prevent the Argentine Government from adopting such measures as proposed.

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

In past years, due to regulatory conditions and long periods of frozen tariffs in Argentina’s electric power sector that affected the profitability and economic viability of power utilities, certain WEM agents defaulted on their payments to CAMMESA, which adversely affected CAMMESA’s ability to meet its payment obligations with electric power generators, including us. As a consequence of delays in payments that CAMMESA received from other WEM agents, in the past, we also experienced delays in receiving payments from CAMMESA of up to more than 90 days of month-end, rather than the required 42 days after the date of billing. Such payment delays resulted in higher working capital requirements that we would typically finance with our own financing sources. Since March 2024, CAMMESA has reduced payment delays, which now average 2 to 5 days after the expiration of the regulatory 42-day period.

Additionally, a system was implemented in the past whereby a significant portion of unpaid credits were converted into LVFVDs; a practice that could be repeated in the future, or another alternative scheme could be implemented for payments due.

On May 24, 2024, we reported that we entered into an agreement with CAMMESA within the framework of resolutions issued by the SE in connection with the debts of CAMMESA for transactions corresponding to the months of December 2023 and January and February 2024, by virtue of which outstanding debts were paid by CAMMESA as follows:

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

Given that Central Costanera S.A. (one of our subsidiaries) also accepted the offer from the Energy Secretariat, and since the bonds to be received have a parity lower than their nominal value, the subscription of the agreement with CAMMESA represented a consolidated loss for us of Ps. 32,602 million.

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

Restrictions on the supply of energy could negatively affect Argentina’s economy

Demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, resulting in industry shortages and/or cost increases. In particular, Argentina has been importing gas to compensate for the shortage in local production. To pay for those imports, the Argentine Government has frequently used the Argentine Central Bank reserves due to the absence of incoming currencies from investment. Argentina’s foreign exchange reserves are particularly limited and, therefore, Argentina’s ability to deal with significant increases in international oil and gas prices remains limited. If the Argentine Government is unable to pay for gas imports to produce electricity, businesses and industries may be affected.

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

On the demand side, new technologies designed to increase energy efficiency, improve heat insulation, enable direct power generation at the consumer level, or enhance energy refeeding capabilities (such as power storage systems for renewable generation) may drive structural market changes. These changes could favor energy sources with low or zero carbon dioxide emissions and decentralized power generation models, including small-scale power plants located within or near residential areas or industrial facilities.

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

Risks Relating to Our Business

Our results depend largely on the power remuneration scheme established by the Secretariat of Energy and the collections received from CAMMESA

As of the date of this annual report, the WEM continues to operate under a highly regulated remuneration framework in which prices for energy and capacity sold into the spot market are determined by the SE and settled by CAMMESA. Except for energy sold under bilateral contracts, our revenues are largely dependent on these administratively set compensation schemes.

Since November 1, 2025, the SE introduced a new pivotal regulatory phase for the power sector, seeking to gradually deregulate it, including Res. No. 400/25 and related regulations, which updated the applicable remuneration framework and replaced several prior transitory mechanisms. Before November 2025, spot market prices were adjusted through successive resolutions (such as Res. N° 381/25, N° 356/25, N° 331/25, N° 280/25, N° 227/25, N° 177/25, N° 143/25, N° 113/25 and N° 27/25).

In recent years, the SE has also implemented exceptional and temporary remuneration mechanisms to address supply risks during peak demand periods, including contingency-based schemes applicable through 2026. These measures are inherently short-term, discretionary, and contingent on system conditions, and therefore do not provide a reliable or permanent basis for forecasting long-term revenues.

For a detailed discussion of the historical evolution of the Argentine power market remuneration framework, including prior resolutions and the transition from U.S. dollar-denominated to peso-denominated compensation, see Item 4.B “Business Overview—The Argentine Electric Power Sector”.

Since the enactment of Res. No. 95/13, our compensation has depended largely on the compensation determined by energy output and availability. This remuneration scheme was then subject to several modifications, implemented by means of Res. No. 529/14, Res. No. 482/2015 and Res. No. SEE 22/2016 (which established a remuneration scheme in US dollars) and Resolution 1/19 (which maintained the scheme in US dollars).

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

Except for sales under contracts, revenues from energy production are calculated and paid by CAMMESA pursuant to a fixed and variable price system arising from Res. No. 1/19 (as amended by Res. No. 31/20, further regulations and, more recently, Res. No. 602/25, in force since December 2025).

Since March 2020, numerous resolutions have been issued updating prices discretionally (in 2025 alone, prices have been updated by Resolutions 604/24, 27/25, 113/25, 143/25, 177/2025, 227/2025, 280/2025, 331/2025, 356/2025, 381/2025, 483/2025, and 602/2025). We cannot assure you that further amendments to these remunerations will not occur in the future. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme”.

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

Moreover, Res. No. 294/2024 , published in the Official Gazette on October 2, 2024, established the 'Contingency and Preparation Plan for the Critical Months of the 2024/2026 Period' (the “Contingency Plan”). The Contingency Plan aims to prevent, reduce, and mitigate potential challenges in energy supply during critical days within the 2024/2026 period, outlining specific actions to be carried out by the Ministry of Energy (SE) in the generation, transmission, and distribution sectors of electricity. For power generation, the resolution proposes an additional, complementary, and exceptional remuneration, with prices for both energy and power set in US dollars (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”).

More recently, Res. No. 21/2025 authorized projects for the generation, self-generation, or cogeneration of electricity from conventional thermal, hydroelectric, or nuclear sources to enter into supply contracts with demand agents, distributors, or large users of the WEM, in accordance with the Procedures for the Scheduling of Operations, Load Dispatch, and Price Calculation. On the other hand, said resolution, by replacing article 8 of Resolution 95/13, authorized thermal generators operating in the spot market to acquire their own fuel, with CAMMESA remaining as supplier of last resort. Furthermore, it established that the costs associated with managing proprietary fuels will be valued based on the reference prices declared in the 'Declaration of Variable Production Costs', including freight, transportation, natural gas distribution, taxes, and related fees.

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

Covenants in our indebtedness could adversely restrict our financial and operating flexibility

Some of our current indebtedness includes, and our future indebtedness may include, affirmative and restrictive covenants that limit our ability to create liens, incur additional indebtedness, making capital expenditures, dispose of our assets, pay dividends, or consolidate, merge or sell part of our businesses, and require us to maintain certain financial ratios. See “Item 5.B. Liquidity and Capital Resources—Indebtedness”. These restrictions may limit our ability to operate our business and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants or the failure to meet any of such conditions could result in a default under the relevant indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any such default occurs, the holders of such indebtedness may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding amounts, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. Further, any such default occurs, it could, in turn, result in a default and acceleration of our other outstanding debt obligations, which would have a further material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations. If any of our debt were to be accelerated, our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

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

Our future operational rights and economic returns from Piedra del Águila are now tied to the terms of the newly awarded concession and to ongoing compliance with regulatory and contractual provisions

On August 22, 2025, the Argentine Government launched the public tender for the concession rights and sale of shares of the hydroelectric concessionaires of the Comahue system (Alicurá, El Chocón, Cerros Colorados and Piedra del Águila), which was formally published on CONTRAT.AR under the procurement process 504/2-0001-CPU25 designated “Venta de las acciones de las concesionarias Hidroeléctricas del Comahue” The Pliego de Bases y Condiciones included detailed requirements relating to economic, financial and technical capacity to participate as a bidder and set minimum eligibility criteria for participants.

Following the opening of bids and administrative evaluation process, on December 22, 2025, the government signed the concession contracts for the four hydroelectric complexes, including Piedra del Águila. These contracts formalized the transfer of concession rights (which became effective on January 9, 2026) under the terms of the public tender.

As of the date of this annual report, the concession rights for Piedra del Águila and the other major hydroelectric facilities are governed by the new long-term concession contracts awarded through the transparent public tender process mandated by Decree No. 718/2024 and Decree No. 263/2025. These new concessions are subject to regulatory and performance obligations, potential investment commitments, compliance requirements, and standards specified in the applicable pliego and concession contract. Piedra del Àguila has a total installed capacity of 1,440 MW, and represented approximately 14.43% of our total electric energy generation in 2025, and 1.8% of total domestic generation according to CAMMESA’s 2025 wholesale electricity annual market report.

Any adverse change in government policy, concession conditions, deadlines, or enforcement practices could materially and negatively impact our ability to operate the HPDA plant profitably and have a material adverse effect on our results of operations, financial condition and cash flows. Risks include, among others, potential obligations for additional capital investments required by the new concession terms and regulatory conditions or performance criteria that differ materially from the legacy concession.

The HPDA Concession Agreement executed between us and the Argentine Government, pursuant to which we were permitted to operate our Piedra del Águila plant, expired on December 28, 2023, and did not provide for an automatic renewal. However, Resolution No. 574/2023, published on July 11, 2023, extended the permit for an additional 60 days (extendable for another 60 days), and so did Resolution 02/24, issued by the SE, which was set to expire on April 27, 2024. In addition, on March 15, 2024, Resolution 33/24, issued by the SE, extended once again the transition period for 60 days setting the expiration date on June 28, 2024. On August 14, 2024, by virtue of Decree No. 718/2024 issued by the current administration, the concession was extended until December 28, 2025. On April 9, 2025, Decree No. 263/2025 was issued, setting a period of 15 days to launch the National and International Public Tender provided for under Decree No. 718/2024 (as amended by Decree No. 895/2024) for purposes of offering certain hydro assets (including HPDA) to private investors for a new concession term.

For a detailed historical discussion of the regulatory context, see “Business Overview—The Argentine Electric Power Sector” and “Risk Factors—Risks Relating to the Electric Power Sector in Argentina”.

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

The Limay River basin’s flow may not be sufficient to maintain a regular generation level at Piedra del Águila and the enforcement authority may implement unfavorable measures for Piedra del Águila, which could adversely affect our financial condition and our results of operations. For further information about Piedra del Águila’s seasonality, see “Item 4.B. Business Overview-Seasonality”.

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

In 2019, the Argentine Congress enacted Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation, focusing on implementing policies, strategies, actions, programs and projects to prevent, mitigate or minimize the damages or impacts associated with climate change. During 2021, the Secretariat of Energy issued Resolution No. 1,036/2021 approving the Guidelines for an Energy Transition Plan to 2030 to comply with its new national decarbonization commitments. If additional requirements were adopted in Argentina, these requirements could increase our production costs (including compliance related costs such as for monitoring or reducing emissions) and adversely impact our competitiveness and may also shift demand toward low-carbon sources, such as renewable energies.

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

The pace and extent of the energy transition could pose a risk if our own transition towards decarbonization does not move in sync with society. If we are slower than society, our reputation may suffer and customers may prefer a different supplier, which would adversely impact demand for our products. If we move faster than society, we risk investing in technologies, markets or low-carbon products that are unsuccessful because there is limited demand for them. Our failure to time the transition of our production to address climate-change related concerns could have a material adverse effect on our earnings, cash flows and financial condition.

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

Our generation facilities, or the third-party fuel transportation or electric power transmission infrastructure that we rely on, may be damaged by flooding, fires, earthquakes and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses. There may be an important time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry non-recoverable deductible amounts, and in any event are subject to caps per event. Any of these events could cause adverse effects on the energy demand of some of our customers and of consumers generally in the affected market. These considerations could have a material adverse effect on our business, financial condition, and our results of operations.

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

For more information please see "Item 4.B Business Overview—Maintenance".

Our insurance policies may not fully cover damage, and we may not be able to obtain insurance against certain risks

We maintain insurance policies intended to mitigate our losses due to customary risks. These policies cover certain of our assets against loss for physical damage, loss of revenue and also third-party liability. However, we may not have sufficient insurance to cover any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, such as cybersecurity risk, we may experience material losses or have to disburse significant amounts from our own funds, all of which could have a material adverse effect on our operations and financial position. In addition, an insufficiency in our insurance policies could have an adverse effect on us. In such case, our financial condition and our results of operations could be adversely affected. See “Item 16.K. —Cybersecurity”.

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

Energy demand is seasonal, largely due to climate conditions

Energy demand fluctuates according to the season and climate conditions may materially and adversely impact energy demand. During the summer in Argentina (December through March), energy demand may increase significantly due to the need for air conditioning, and, during winter (June through September), energy demand may fluctuate according to the needs for lighting and heating. As a result, seasonal changes could materially and adversely affect the demand for energy and, consequently, affect our results of operations and financial condition.

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

If we were to acquire another company in the future, such acquisition could be subject to the Argentine Antitrust Authority’s approval

As of the date of this annual report, the merger control review and antitrust practices investigation in Argentina is carried out by a double-tiered structure. The technical analysis is performed by the Argentine Antitrust Commission (the “CNDC,” for its Spanish acronym), which issues a non-mandatory report to the Secretariat of Domestic Trade (the “SDT,” and together with the CNDC, the “Antitrust Authority”). The SDT then issues the final resolution for all matters related to the Argentine Antitrust Act.

The Antitrust Authority is currently serving as the interim enforcement agency until the National Competition Authority (“NCA”), the National Competition Tribunal (Competition Tribunal), Secretariat of Anti-competitive practices, and Secretariat of Economic Concentrations are appointed, as mandated by the Argentine Antitrust Act.

The main change introduced by the Argentine Antitrust Act is the shift from a post-merger control review to a pre-merger control regime. However, this system will only take effect one year after the NCA is duly constituted and in full operation. In the meantime, a mandatory notification must be submitted prior to or within one week of the closing (effective takeover) of any economic concentration. The post-closing notification requirement still applies in Argentina.

However, a system for reviewing economic concentrations prior to closing will begin operating on November 17, 2026. The NCA consists of: (i) the National Competition Tribunal (Competition Tribunal); (ii) the Secretariat of Anti-competitive practices, and (iii) the Secretariat of Economic Concentrations.

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

Although we have stable relationships with our workforce, in the past we experienced organized work stoppages and strikes, and we may face such work stoppages or strikes in the future. Also, we could be indirectly affected by actions taken by trade unions related to suppliers or other related parties. Labor claims are common in the Argentine energy sector, and in the past, unionized employees have blocked access and caused damages to the facilities of various companies in the industry. Moreover, we have no insurance coverage for business interruptions caused by workers’ actions, which could have an adverse effect on our results of operations.

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

We are subject to anti-bribery, anti-corruption, anti-money laundering and other laws and regulations

We are subject to anti-bribery, anti-corruption, anti-money laundering and other laws and regulations. We may be subject to investigations and proceedings by authorities for alleged infringements of these laws. Although we perform compliance processes and maintain internal control systems, these proceedings may result in fines or other liabilities and could have a material adverse effect on our reputation, business, financial conditions and result of operations. If any such subsidiaries, employees or other persons engage in fraudulent, corrupt, or other unfair business practices or otherwise violate applicable laws, regulations, or internal controls, we could become subject to one or more enforcement actions or otherwise be found to be in violation of such laws, which may result in penalties, fines, and sanctions and in turn adversely affect our reputation, business, financial condition and result of operations.

A cyberattack could adversely affect our business, balance sheet, results of operations and cash flow

We depend on the efficient and uninterrupted operation of our inter-plant communication systems, for which we have all our links redundant, providing greater security and minimizing the risks of outage. Additionally, we have redundant links with CAMMESA. Temporary or long-lasting failures of our inter-plant communication systems, including their links redundant, could have a material adverse effect on our operations. In general, information security risks have increased in recent years as a result of the proliferation of new and more sophisticated technologies and also due to cyberattack activities. As part of our development and initiatives, more equipment and systems have been connected to the Internet. We also rely on digital technology including information systems to process financial and operational information. Due to the critical nature of our infrastructure and our business and the increased accessibility allowed through the Internet connection, we could face an increased risk of cyberattacks such as computer break-ins, phishing, ransomware, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. Despite significant efforts to create security barriers to cybersecurity threats, it is nearly impossible for us to completely mitigate these risks, in particular, as the frequency and sophistication of cyberattacks increases. For example, cybersecurity researchers anticipate an increase in cyberattack activity in connection with the misuse of artificial intelligence. The security measures we have integrated into our internal networks and systems, and into our platform and products may not function as expected or may not be sufficient to protect our internal networks, platform and products against certain attacks. We did not experience any cybersecurity incidents in 2025 and have not experienced any in prior years; however, there can be no assurance that we will not experience such incidents in the future.

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

Our thermal generation plants require a continuous supply of natural gas and, to a lesser extent, liquid fuels to operate. The availability, cost and procurement conditions of these fuels have historically been, and may continue to be, affected by several factors beyond our control, including fluctuations in domestic and international fuel prices, macroeconomic conditions, geopolitical events, infrastructure constraints, and changes in Argentine energy policy and regulation

In 2025, the Argentine Government introduced regulatory changes aimed at progressively decentralizing fuel procurement and increasing generators’ responsibility for managing their own fuel supply. In particular:

Res. No. 21/25 authorized generators, self-generators and co-generators to procure their own fuel and established CAMMESA as a supplier of last resort, while providing that fuel costs associated with self-procurement would be valued based on reference prices declared in generators’ Variable Production Cost Declarations, subject to regulatory conditions.

Res. No. 400/25 further advanced the normalization and restructuring of the WEM by setting out a framework for the progressive transition toward fuel self-procurement, for both natural gas and liquid fuels. Under this framework, Plan Gas contractual volumes administered by CAMMESA are expected to remain in effect until the expiration of their respective contractual terms through December 2028, while generators increasingly assume responsibility for securing incremental fuel supplies outside the Plan Gas framework. The resolution contemplates a phased transition, with CAMMESA’s role as centralized fuel supplier being gradually reduced.

As a result of these changes, we may be required, in whole or in part, to procure natural gas and/or liquid fuels directly from third parties at market-based prices, manage related transportation and logistics, and bear the risk of supply interruptions or price volatility. We cannot assure you that we will be able to secure adequate fuel supplies on commercially acceptable terms, that such fuel costs will be fully recognized or reimbursed under the applicable remuneration regime, or that any reimbursement will be made on a timely basis.

In addition, the delivery of natural gas and liquid fuels depends on the availability and reliability of physical infrastructure, including pipelines, transportation facilities, storage capacity and import logistics. Disruptions, curtailments or capacity constraints affecting this infrastructure could limit fuel availability or increase costs, which could result in reduced dispatch, higher operating expenses or temporary shutdowns of certain thermal units.

Our cost structure, margins, liquidity and results of operations could be materially and adversely affected if fuel self-procurement becomes mandatory or more prevalent more rapidly than anticipated, if fuel costs are not fully recoverable through market prices or regulatory mechanisms, or if fuel supply disruptions occur.

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

For additional information, see “Item 4.B. Business Overview—The Argentine Electric Power Sector” and “Item 3.D. Risk Factors—Risks Relating to the Electric Power Sector in Argentina”.

We may incur losses as a result of natural disasters that may affect our forestry assets.

Forests are subject to a number of natural hazards, including damage by fire, severe windstorms, insects, disease, flooding and landslides. Changes in global climate conditions may intensify these natural hazards. Severe weather conditions and other natural disasters can also reduce the productivity of our assets and disrupt the harvesting and delivery of forest products.

Although preventive measures may help mitigate damage, such weather events and natural disasters could result in severe business disruptions, property damage, injuries or loss of life, and delays in recovery may be significant. Any such event could have a material adverse effect on our business, reputation, financial condition, results of operations, liquidity and cash flows. Further, these events could result in government enforcement actions or regulatory penalties, litigation and/or civil or governmental actions.

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

After almost four years of unrestricted capital flows, the Argentine Government reimposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Beginning in September 2019, the Argentine Government implemented monetary and foreign exchange control measures that included restrictions on the transfer of funds abroad, including dividends, without prior approval by the Central Bank or fulfillment of certain requirements. Even though the current administration has already begun to gradually ease foreign exchange controls, certain restrictions imposed since 2019 remain in place, including restrictions on outward remittances of foreign currency to make dividend payments. However, on April 11, 2025, the Central Bank issued Communication “A” 8226, providing that entities may access the foreign exchange market to remit dividends to non-resident shareholders, provided such dividends arise from distributable profits recorded in regular, audited annual financial statements for fiscal years beginning on or after January 1, 2025. See “—Exchange Controls”.

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

We are traded on more than one market, and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets

Our common shares are listed on the BYMA and, since February 2, 2018, our ADSs are listed on the NYSE. Any markets that may develop for our common shares or for the ADSs may not have liquidity and the price at which the common shares or the ADSs may be sold is uncertain.

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

Holders of our common shares and the ADSs located in the United States may not be able to exercise preemptive or accretion rights

Under the Argentine Corporate Law, if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe a proportional number of shares to maintain their existing ownership percentage. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights. Upon the occurrence of any future increase in our capital stock, United States holders of common shares or ADSs will not be able to exercise the preemptive and related accretion rights for such common shares or ADSs unless a registration statement under the Securities Act is effective with respect to such common shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those common shares or ADSs. We may not file such a registration statement, or an exemption from registration may not be available. Unless those common shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our common shares or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be sold by the ADS Depositary; if they cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of common shares or ADSs located in the United States may be diluted proportionately upon future capital increases.

Voting rights, and other rights, with respect to the ADSs are limited by the terms of the deposit agreement

Holders may exercise voting rights with respect to the common shares underlying ADSs only in accordance with the provisions of the deposit agreement. There are no provisions under Argentine law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the ADS Depositary with respect to the underlying common shares, except if the ADS Depositary is a foreign entity and it is not registered with the Argentine corporate register (the Inspección General de Justicia, or “IGJ”). The ADS Depositary is registered with the IGJ. There are, however, practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Argentine Capital Markets Law requires us to notify our shareholders by publications in certain official and private newspapers of at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the deposit agreement, we will provide the notice to the ADS Depositary, which will in turn, if we so request, as soon as practicable thereafter provide to each ADS holder:

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

Section 7.6 of the deposit agreement provides that each of the parties to the deposit agreement (including, without limitation, each holder and beneficial owner) waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding against us and/or the ADS Depositary. This provision may have the effect of limiting and discouraging lawsuits against us and/or the ADS Depositary. You may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The relative volatility and illiquidity of the Argentine securities markets may substantially limit our ADS holders’ ability to sell common shares underlying the ADSs at the price and time they desire

Investing in securities that trade in developing countries, such as Argentina, often involves greater risk than investing in securities of issuers in the United States (see “Risks Relating to Argentina—All our revenues are generated in Argentina and therefore we are exposed to country-specific risks and to fluctuations in macroeconomic, political, regulatory, and social conditions”). The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. During the third quarter of 2022 the ten largest companies in terms of their weight in the S&P MERVAL index represented approximately 80.00 % of its composition. Accordingly, although holders of our ADSs are entitled to withdraw the common shares underlying the ADSs from the ADS Depositary at any time, their ability to sell such shares at a price and time at which they wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D.—Exchange Controls”.

If there are substantial sales of our common shares or the ADSs, the price of the common shares or of the ADSs could decline

Sales of substantial number of our common shares or the ADSs could cause a decline in the market price of our common shares. In addition, if our significant shareholders, directors and members of senior management listed in “Item 6. Directors, Senior Management and Employees—Senior Officers,” who, as of April 17, 2026, own in aggregate 0.10% of our outstanding common shares, sell our common shares or the ADSs or the market perceives that they intend to sell them, the market price of our common shares or the ADSs could drop significantly.

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

Item 4. Information on the Company

Recent Developments

Strategic Growth Projects in our Renewable, Thermal and Hydroelectric Portfolio

During 2025, we completed and advanced several strategic growth projects across our renewable, thermal and hydroelectric portfolio.

In August 2025, we completed the acquisition of the Cafayate solar photovoltaic plant, an 80 MW facility located in the Province of Salta. During 2025, we also completed and started operations in the San Carlos solar photovoltaic plant, a 15 MW facility located in the Province of Salta.

In addition, during 2025, we completed the construction of the Brigadier López combined-cycle expansion project, located in the Province of Santa Fe. This project, which was already operational as of December 31, 2025, commenced commercial operations in January 2026 and added approximately 140 MW of combined-cycle capacity.

On January 9, 2026, we took over a new 30-year concession for the Piedra del Águila hydroelectric plant, following a national and international public tender process conducted by the Argentine government. The facility has an installed capacity of 1,440 MW and the economic offer for the concession was US$245 million. The new concession secures long-term operating rights for one of the largest hydroelectric assets in Argentina.

For a description of Central Puerto’s principal capital expenditures for the years ended December 31, 2023, 2024 and 2025, see Item 5.B "Liquidity and Capital Resources-—Capital Expenditures”.

Battery Energy Storage System (BESS) Projects

In August 2025, we were awarded two BESS projects under long-term contracts, and we commenced initial development activities shortly thereafter. Both projects are expected to be completed by mid-2027.

The first project, located at the Central Puerto complex, is expected to have an installed capacity of 150 MW and use lithium iron phosphate (LFP) technology supplied by Contemporary Amperex Technology Co., Limited (CATL). Edenor, one of the largest electricity distributors in Argentina, is expected to be the offtaker for this project. The second project, located at Central Costanera, is expected to have an installed capacity of 55 MW, use LFP technology supplied by CATL and have Edesur (another major electricity distributor in Argentina) as its offtaker. Each BESS project has a contractual term of 15 years. Estimated aggregate capital expenditures for the two projects are expected to range between US$130 million and US$140 million.

Under the applicable contractual framework, revenues are primarily capacity-based and consist of fixed payments per MW per month, subject to operational performance parameters, with a maximum discharge duration of up to five hours. Energy required to charge the batteries is nominated and supplied by CAMMESA at no additional cost to the projects, and the contracts do not contemplate energy price arbitrage. Variable operating costs are limited and include a charge per MWh of energy discharged.

Simplification of Corporate Structure at Central Puerto S.A.

Merger of forestry companies

On March 31, 2025, the Board of Directors of Empresas Verdes Argentina S.A. (EVASA), Forestal Argentina S.A. (FASA), Estancia Celina S.A. (ECSA) and Las Misiones S.A. (LMSA) approved the corporate reorganization whereby EVASA would absorb the entirety of EVASA, FASA, ECSA and LMSA’s assets and liabilities, thereby assuming ownership of all assets, liabilities, rights, and obligations of such companies as of the effective date of the merger. The merger became effective on June 30, 2025, after which the legal name of EVASA was changed to Forestal Argentina S.A.

CP Renovables Merger

On March 31, 2025, CEPU and CP Renovables’ Boards of Directors approved a corporate reorganization whereby CEPU would absorb the entirety of CP Renovables’ assets and liabilities, thereby assuming ownership of all assets, liabilities, rights, and obligations of CP Renovables as of the effective date of the merger.

On June 17, 2025, Central Puerto and CP Renovables entered into a definitive merger agreement. The merger became effective on October 1, 2025, at which time Central Puerto received all of the assets and assumed all of the liabilities of CP Renovables. Following the merger, CP Renovables was dissolved without liquidation, as Central Puerto directly and indirectly owns 100% of the shares of CP Renovables.

Merger of Puerto Energías Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.)

On January 1, 2025, the effective merger of Vientos La Genoveva II S.A., a wholly controlled subsidiary of Central Puerto S.A., with CP Manque S.A.U., CP Los Olivos and CPR Energy Solutions S.A.U., occurred. The merger was officially registered before the public registry on January 28, 2025. Consequently, the absorbed companies were dissolved without liquidation, and their assets and liabilities were transferred to Vientos La Genoveva II S.A. On December 22, 2025, the legal name of Vientos La Genoveva II S.A. was changed to Puerto Energías Renovables S.A.U.

Completion of Ecogas Inversiones Spin-off and Merger

On October 1, 2025, following receipt of the required authorizations from the CNV and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires or “BCBA”), and pursuant to the approvals granted by the extraordinary shareholders’ meetings of Central Puerto and Ecogas held on May 22, 2025, Central Puerto completed its previously announced spin-off and merger transaction with Ecogas, in accordance with the definitive corporate reorganization agreement executed on June 17, 2025.

Under this spin-off and merger transaction, CEPU transferred to Ecogas certain equity interests and Ps.305 million in cash, and Ecogas issued 80,973,264 new Class D common shares to CEPU shareholders on a pro rata basis, using September 26, 2025 as record date and an exchange ratio of one Ecogas share for every 18.6694 CEPU shares, with cash paid in lieu of fractional shares. Following the transaction, Ecogas increased its share capital and continued as the surviving entity holding the spun-off assets, while CEPU continued to operate its electricity generation business.

CEPU shareholders in Argentina, as well as holders of CEPU American Depositary Receipts, received the corresponding Ecogas securities on October 1, 2025.

Shareholders’ General Meeting

On March 5, 2026, the Board of Directors of Central Puerto convened the Annual General Meeting of Shareholders for April 30, 2026 to discuss the following items of the agenda and relating to the financial statements we prepare in accordance with the CNV Rules:

1.	Appointment of two shareholders to sign the minutes.
2.	Consideration of the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Statement Of Financial Position, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows, the Notes to the Consolidated Financial Statements and Exhibits, the Individual Income Statement of Income, the Individual Statement of Comprehensive Income, the Individual Statement of Financial Position, the Individual Statement of Cash Flows, Notes to the Individual Financial Statements, Brief, Auditor Report, and the Statutory Audit Committee Report, all of them for the fiscal year ended December 31, 2025.
3.	Consideration of the income (loss) for the fiscal year and the Board of Directors’ proposal to allocate the accumulated retained earnings for the creation of an optional reserve to be used, indistinctly: (i) for the distribution of dividends based on the evolution of the financial position of CEPU and the CEPU’s provisions related to dividends distribution in force, and to delegate to the Board of Directors the power to partially or totally release such reserve for the distribution of dividends and the determination of the time, currency, terms and other conditions related to the payment, pursuant to the scope of the delegation granted by the Shareholders’ Meeting, and (ii) for the acquisition of the CEPU’s treasury shares, delegating to the Board of Directors the power to determine the time, terms and conditions of its release, whether partial or total, to be applied to such end. Consideration and approval of the payment of the Profit-Sharing Bond under Sections 12 and 33 of the bylaws. Consideration of the allocation of the statutory reserve surplus in an amount equal to Ps. 29,273,279 thousand.

4.	Consideration of the Board of Directors performance during the fiscal year ended December 31, 2025.
5.	Consideration of the Statutory Audit Committee performance during the fiscal year ended December 31, 2025.
6.	Consideration of the remuneration of the Board of Directors for the fiscal year ended December 31, 2025, within the limits of profit pursuant to section 261 of the Business Entities Act and CNV Regulations. Consideration of the advanced payment of fees to the Board of Directors for the fiscal year ending December 31, 2026.
7.	Consideration of the remuneration of the members of the Statutory Audit Committee for the fiscal year ended December 31, 2025; and the fee scheme for the period ending December 31, 2026.
8.	Board of Directors’ partial renewal. Appointment of three directors and three deputy directors for a period of three fiscal years pursuant to Section 17 of the bylaws. Continuity of the current Chairman until the appointment of a new Chairman by our Board of Directors.
9.	Appointment of the Statutory Audit Committee members and deputy members for the fiscal year ending December 31, 2026.
10.	Consideration of the remuneration of our certifying accountant regarding the annual accounting documents for the fiscal year 2025.
11.	Appointment of the certifying accountant and of the deputy certifying accountant for the fiscal year ending December 31, 2026, and the fixing of their remuneration.
12.	Approval of the Annual Budget for the functioning of the Supervisory Committee.
13.	Granting of authorizations.

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

As of December 31, 2025, we operated one hydroelectric generation plant, owned, and operated six thermal generation plants, seven wind farms and three solar farms, for the generation of electric power in Argentina. As of the same date we also had a combined installed capacity of 6,933 MW and had significantly improved our position as a major SADI electric power generator, producing approximately 13.02% of the total SADI offer in 2025.

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

Hidroeléctrica Piedra del Águila S.A. (HPDA)

HPDA was a sociedad anónima (corporation) incorporated in 1993 that operated the Piedra del Águila hydroelectric complex during a thirty-year concession period, with an installed capacity of 1,440 MW since it started commercial operations in 1993.

On April 9, 2025, the Argentine Government established a 15-day period to launch a national and international public tender to offer certain hydroelectric assets in Argentina, including Piedra del Águila, to private investors for a new concession term. On December 29, 2025, the tender process was completed and the concession for the Piedra del Águila hydroelectric complex was awarded to Central Puerto, which took over such concession on January 9, 2026, for a 30-year period.

Renewable energy projects

In 2016, we incorporated a subsidiary, CP Renovables, to develop renewable energy generation projects. As of the date of this annual report, the company participated in the Renovar Rounds 1.0 and 1.5, in which it was awarded with the La Castellana I and Achiras projects with 20-year PPA contracts with CAMMESA, each of the projects constructed by CP La Castellana S.A.U. (a subsidiary of CP Renovables S.A.) and CP Achiras S.A.U. (a subsidiary of CP Renovables S.A.). La Genoveva I is a project from RenovAr 2.0 developed constructed and operated by Vientos La Genoveva S.A.U. (a subsidiary of Central Puerto S.A.). CP Renovables was fully merged with and into CEPU on October 1, 2025. See “Item 4—Information of the Company—Recent Developments—Simplification of Corporate Structure at Central Puerto S.A.”

In August 2018 and September 2018, respectively, the La Castellana I and Achiras wind farms started operations. The original COD of the La Genoveva I was expected for May 2020, but due to the outbreak of COVID-19, the construction of the plant was delayed. On November 21, 2020, La Genoveva I commenced full commercial operations.

In addition, the former Ministry of Energy and Mining established the regulatory framework that allows Large Users to purchase renewable energy from private generating companies and the conditions for granting “dispatch priority” that allows such transactions to occur while ensuring that the private generating companies will not be restricted in the future in its generation dispatch (see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Resolution No. 281-E/17: The Renewable Energy Term Market in Argentina”). In July 2019, September 2019, December 2019, January 2020, March 2020, and February 2020, the wind farms La Castellana II (developed by CPR Energy Solutions S.A.U.), La Genoveva II (developed by Vientos La Genoveva II S.A., currently known as Puerto Energías Renovables S.A.U.), Manque (CP Manque S.A.U.), and Los Olivos (CP Los Olivos S.A.U.), respectively, reached their COD. As of the date of this annual report, we have entered into long-term PPA contracts with private customers for 100.00% of the estimated energy generation capacity of our term market renewable energy projects developed under Resolution No. 281-E/17 regulatory framework.

On October 18, 2023, our affiliate Proener acquired 100% of the capital stock and votes of Cordillera Solar and Scatec Equinor Solutions Argentina S.A., owner of a photovoltaic plant located in the Province of San Juan.

Within the framework of Res. No. 281-E/17, we made an offer to reserve capacity access to the electricity transportation network, in order to develop a solar farm with an installed capacity of 15MW, located in the Province of Salta. In November 2025, we completed and started operations in the San Carlos solar photovoltaic plant.

In August 2025 we completed the acquisition of the Cafayate solar photovoltaic plant, which is now fully operational. The facility has an installed capacity of 80 MW and is located in the Province of Salta.

Luján de Cuyo and San Lorenzo thermal cogeneration plants

In 2017, the former Secretariat of Electric Energy called for proposals for the supply of electric power to be generated through the installation of co-generation units. We submitted bids on August 9, 2017, and on September 25, 2017, and we were awarded two co-generation projects: the San Lorenzo and the Luján de Cuyo projects, which entailed two additional sources of income for us: (i) electric power sales to CAMMESA through 15-year term PPAs which are priced in U.S. dollars; and (ii) steam sales pursuant to separate steam supply agreements negotiated with private offtakers.

On October 5, 2019, the Luján de Cuyo cogeneration project started operations, with an installed capacity of 95 MW.

The San Lorenzo project reached its full COD and obtained total commissioning of its combined cycle facility (391 MW) on August 15, 2021.

Purchase of the Brigadier Lopez Plant

On June 14, 2019, Central Puerto, through an offer presented in a local and foreign public tender called by IEASA, purchased the Brigadier Lopez Plant. The transfer of ownership rights in the Brigadier Lopez Plant included: (a) personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used in connection with the operation of the Brigadier Lopez Plant; (b) IEASA’s contractual position in certain existing contracts (including Turbogas and Turbosteam supplying contracts with CAMMESA and the Brigadier Lopez Financial Trust Agreement (as defined below), among others); (c) permits and authorizations in effect related to the Brigadier Lopez Plant operation; and (d) employment relationships with the then existing employees of the Brigadier Lopez Plant.

The Brigadier Lopez Plant has a Siemens dual-fuel Siemens SGT5-4000 F gas turbine installed with a capacity of 281 MW. According to the tender specifications and conditions, the project already included a boiler and a steam turbine, which complete the combined cycle. This setup has an installed capacity of 421 MW, increasing the plant's capacity by 140 MW. Additionally, the steam turbine has a 10-year Power Purchase Agreement (PPA) with CAMMESA.

In February 2024, we entered into an agreement with a constructor, Sociedad Argentina de Construcción y Desarrollo Estratégico, which set out all works, services, and tasks required to complete the closure of the cycle. The “notice to proceed” under such agreement was delivered on February 26, 2024. As of December 31, 2025, the closure of the cycle was finalized and operational. In January 2026, commercial operations began at the Brigadier Lopez’s combined cycle facility.

Acquisition of Participation Interests in Enel Generación Costanera S.A. (currently, Central Costanera S.A.).

On February 17, 2023, our subsidiary Proener agreed to purchase from Enel Argentina S.A. a controlling interest in Enel Generación Costanera S.A. (“CECO”) by acquiring all of Enel Argentina S.A.’s 531,273,928 shares with a par value of Ps.1 with one vote each, representing 75.68% of the share capital of CECO, for a total value of US$48,000,000. As of December 31, 2025, CECO is 71.94% owned by Proener S.A.U.

CECO’s thermal power plant, which is located in the City of Buenos Aires, consists of four turbo-steam units with an installed capacity of 661 MW and two combined cycle power plants with a capacity of 1,128 MW.

 Foray into the Forestry Business

On December 27, 2022, Proener, an affiliate controlled by Central Puerto S.A., acquired 100.00% of the capital stock and votes of Forestal Argentina S.A. (“Forestal Argentina”) and Masisa Forestal S.A. (“Masisa Forestal”, currently Loma Alta Forestal S.A.).

The acquisition from Masisa S.A. and Masisa Overseas S.A. (collectively, "Masisa") encompassed both companies, representing approximately 72,000 hectares of land in the provinces of Entre Ríos and Corrientes, of which approximately 43,000 hectares were planted with eucalyptus and pine trees. The aggregate transaction price was US$69.4 million.

As a result of this transaction, Central Puerto became one of the most significant Argentine-owned companies in the Argentine forestry industry, a market in which most participants are owned by foreign investors. Central Puerto decided to make this acquisition as part of its strategy to invest in sectors in which Argentina has a comparative advantage. Argentina has one of the highest forestry growth rates worldwide, with trees growing about ten times faster than in the northern hemisphere. These factors have contributed to the forestry sector becoming one of the Argentine industries with significant competitive advantages and strong growth potential. Participation in the forestry sector may also provide future business opportunities related to carbon credits and biomass-based power generation.

On May 3, 2023, our affiliate Proener also acquired 100% of the capital stock and votes of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. These companies own forestry assets, consisting at the time of the acquisition of approximately 88,063 hectares of land in the province of Corrientes. 26,000 of those hectares were planted with pine, out of a total of approximately 36,000 hectares available for planting. The purchase price amounted to US$29,881,340.

Following the merger of the above-mentioned forestry companies (see “Item 4—Information of the Company— Recent Developments – Simplification of Corporate Structure at Central Puerto S.A.”), we currently hold our forestry interests through two subsidiaries: (a) Forestal Argentina S.A., which owns approximately 141,000 hectares of land in the provinces of Entre Ríos and Corrientes, with a plantable area of approximately 77,500 hectares, of which approximately 67,000 hectares are planted with eucalyptus and pine; and (b) Loma Alta Forestal S.A., which owns approximately 19,400 hectares of land in the province of Corrientes, of which approximately 10,400 hectares are planted with pine.

Foray into the Mining Business

On April 22, 2024, our subsidiary Proener entered into a common shares subscription agreement with AbraSilver Resource Corp., a Canadian company listed in the Canadian stock market ("AbraSilver"), granting Proener a 4% interest in the share capital of AbraSilver, which is the owner of the silver-gold project Diablillos located in the Northeast region of Argentina. In turn, and in conjunction with us, Kinross Gold Corporation, a major Canadian mining company, (NYSE: KGC, TSX: K) also acquired a 4% interest on similar terms.

AbraSilver holds 100% ownership of the Diablillos silver-gold project, situated in the provinces of Salta and Catamarca. The current proven resources and estimated mineral reserves at Diablillos are 42.3 Mt with grades of 91 g/t Ag and 0.81 g/t Au, containing approximately 124 Moz of silver and 1.1 Moz of gold. The funds from this subscription of shares were used, among other purposes, to conduct the feasibility and mineral resource study of the Diablillos project, which was released in September 2025.

On January 31, 2025, our subsidiary Proener signed a subscription agreement for additional shares of AbraSilver Resource Corp. Our shareholding in AbraSilver through Proener thus increased to 9.9%.

Separately, on December 26, 2024, we subscribed 55,000,000 shares, equivalent to 27.5% of the share capital and voting rights of 3C Lithium Pte. Ltd., (a company incorporated under the laws of Singapore), which holds 100% of the share capital of Minera Cordillera S.A., an Argentine company that holds the mining rights to the "Tres Cruces" project, located in the province of Catamarca, Argentina.

On January 26, 2026, we acquired and subscribed additional shares in 3C Lithium Pte. Ltd., increasing our ownership interest to 35% of the share capital of such company. The Board of Directors of Minera Cordillera S.A. has already approved the 2026 business plan, which includes specific expenditures and operating costs directly related to the development of the “Tres Cruces” project, including exploration activities, working capital, general and administrative expenses, and legal or banking fees.

Item 4.B Business Overview

Overview

Power Generation and Energy Sales

We are one of the largest private sector power generation companies in Argentina, as measured by generated power, according to data from CAMMESA. In the year ended December 31, 2025, we generated a total of 18,603 net GWh of power, representing approximately 13.02% of Argentina’s generation offer, according to CAMMESA’s data. As of December 31, 2025, we had an installed capacity of 6,933 MW.

We have a generation asset portfolio that is geographically and technologically diversified. Our facilities are distributed across the City of Buenos Aires and the provinces of Buenos Aires, Córdoba, Mendoza, Neuquén, Río Negro, Santa Fe, San Juan and Salta. We use conventional and renewable technologies (including hydro power) to generate power, and our power generation assets include combined cycle, gas turbine, steam turbine, co-generation, hydroelectric, wind turbines and solar panels.

The following table presents a brief description of the power plants we owned and operated as of December 31, 2025:

Power plant	Location	Installed capacity (MW)	Technology
Puerto Nuevo(1)	City of Buenos Aires	589.00	Steam turbines
Nuevo Puerto(1)	City of Buenos Aires	360.00	Steam turbines
Puerto combined cycle(1)	City of Buenos Aires	798.00	Combined cycle
Central Costanera(4)	City of Buenos Aires	1,789.00	Combined cycle, Steam turbines
Luján de Cuyo plant	Province of Mendoza	576.00	Steam turbines, gas turbines, two cycles and mini-hydro turbine generator, producing electric power and steam
Brigadier Lopez plant	Province of Santa Fe	421.00	Combined cycle
San Lorenzo plant	Province of Santa Fe	391.00	Combined cycle
Piedra del Águila plant	Piedra del Águila (Limay River, bordering provinces of Neuquén and Río Negro)	1,440.00	Hydroelectric plant
La Castellana I wind farm(2)	Province of Buenos Aires	101.00	Wind turbines
La Castellana II wind farm(2)	Province of Buenos Aires	15.00	Wind turbines
La Genoveva I wind farm(2)	Province of Buenos Aires	88.00	Wind turbines
La Genoveva II wind farm(2)	Province of Buenos Aires	42.00	Wind turbines
Achiras wind farm(2)	Province of Córdoba	48.00	Wind turbines
Manque wind farm(2)	Province of Córdoba	57.00	Wind turbines
Los Olivos wind farm(2)	Province of Córdoba	23.00	Wind turbines
Guañizuil II A(3)	Province of San Juan	100.00	Solar panels
Cafayate(3)	Province of Salta	80.00	Solar panels
San Carlos(2)	Province of Salta	15.00	Solar panels
Total		6,933.00 MW
__________________
Notes:-
(1)	The mentioned plants are included within the “Puerto Complex” as defined in “Business”.
(2)	La Castellana I is owned by CP La Castellana S.A.U., La Castellana II , Manque, Los Olivos, La Genoveva II and the San Carlos solar farm are owned by Puerto Energías Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) La Genoveva I is owned by Vientos La Genoveva S.A.U. Achiras wind farm is owned by CP Achiras S.A.U. As of December 31, 2025, CP La Castellana S.A.U., Puerto Energías Renovables S.A.U., Vientos La Genoveva S.A.U. and CP Achiras S.A.U. are all wholly-owned subsidiaries of Central Puerto S.A.
(3)	PS Guañizuil II A solar farm is owned by CP Cordillera Solar S.A.U. which is a fully owned subsidiary of Central Puerto S.A. Cafayate solar farm is 99.99% owned by Central Puerto S.A. and 0.01% by Proener S.A.U. as of December 31, 2025.
(4)	The Costanera complex is owned by Central Costanera S.A. which is 71.94% owned by Proener S.A.U., as of December 31, 2025. As of the date of this annual report, we own a 100% interest in Proener.

In addition, our energy sales are channeled through two arrangements known as the FONINVEMEM and the CVO Agreement, which are managed by CAMMESA at the instruction of the Secretariat of Energy (for further information see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs”). The Argentine Government created the FONINVEMEM with the purpose of repaying power generation companies, like us, the existing receivables for electric power sales between 2004 and 2011 and funding the expansion and development of new power capacity. As a result of our participation in the CVO arrangement, we receive monthly payments for certain of our outstanding receivables with CAMMESA. Additionally, we have an equity interest in the companies that operate the FONINVEMEM and CVO Agreement’s new combined cycle projects, which will be entitled to have an ownership interest in the combined cycle projects.

During 2025 and 2024 we collected Ps.97.85 billion and Ps. 110.06 billion from CVO receivables, respectively, in each case measured in Pesos as of December 31, 2025.

As of December 31, 2025, we held equity interests in the companies that operate the following FONINVEMEM thermal power plants:

Power plant	Operating Company	Location	Installed capacity (MW)	Technology	% Interest in the operating company
San Martin	Termoeléctrica José de San Martín S.A. (TJSM)	Timbúes, Province of Santa Fe	865.00	Combined cycle plant, which became operational in 2010	CEPU 9.63% CECO 1.68%
Manuel Belgrano	Termoeléctrica Manuel Belgrano S.A. (TMB)	Campana, Province of Buenos Aires	873.00	Combined cycle plant, which became operational in 2010	CEPU 10.83% CECO 1.89%
Vuelta de Obligado	Central Vuelta de Obligado S.A. (CVOSA)	Timbúes, Province of Santa Fe	847.00	Combined cycle plant, which became operational in March 2018	CEPU 54.59 CECO 1.30%	%
__________________

Source: Termoeléctrica Manuel Belgrano and CVOSA webpages

The following table breaks down the locations of our plants and power investments in Argentina as of December 31, 2025, and their respective installed capacity:

Power plant	Technology	Installed Capacity (MW)	Location (Province)	Initial Commercial Operating Date
Central Costanera	Thermal (4 ST / 3 CC)	1,789	City of Buenos Aires	2023
Central Puerto	Thermal (5 ST / 2 CC)	1,747	City of Buenos Aires	1992
Piedra del Águila	Hydro	1,440	Río Negro	2026 (new concession term)
Luján de Cuyo	Thermal	576	Mendoza	2019
San Lorenzo	Thermal	391	Santa Fe	2021
Brigadier Lopez	Thermal CC	421	Santa Fe	2019 and (combined cycle effective Jan 26)
Genoveva I	Wind	88.2	Buenos Aires	2020
Genoveva II	Wind	41.8	Buenos Aires	2020
La Castellana I	Wind	100.8	Buenos Aires	2019
La Castellana II	Wind	15.2	Buenos Aires	2020
Guañizuil II A	Solar	100	San Juan	2023
Manque	Wind	57	Córdoba	2020
Achiras I	Wind	48	Córdoba	2020
Los Olivos	Wind	22.8	Córdoba	2020
San Carlos Cafayate	Solar Solar	15 80	Salta Salta	2025 2025
__________________

Source: CAMMESA.

In the year ended December 31, 2025, we had revenues of Ps. 1,097.42 billion. In the year ended December 31, 2025, we sold approximately 73.05% of our electric energy sales (in MWh) under Spot Sales, including thermal and hydroelectric generation. Sales under Spot Sales accounted for 50.00% of our revenues in the year ended December 31, 2025.

Until October 31, 2025, tariffs under the Spot Sales were paid by CAMMESA according to Res. No. 59/23, Res. No. 869/2023, Res. No. 9/2024, Res. No. 99/2024, Res. No., 193/2024, Res. No. 233/2024, Res. No. 285/2024, Res. No. 20/2024, Res. No. 387/2024 and Res. No. 294/2024. The remuneration scheme was based on a fixed and variable costs system which was determined by the Secretariat of Energy pursuant to Resolution No. 95/13, as amended and complemented successively by Resolutions No. 602/2025, 483/2025, 381/25, 356/25, 331/25, 280/25, 227/25, 177/25, 143/25, 113/25, 27/25. Since November 1, 2025, Spot Sales are paid in accordance with Res. No. 400/25. This resolution outlines a gradual roadmap to liberalize the WEM, progressively reintroducing long-term contracts, value creation and competitive dynamics.

Furthermore, this Resolution purports to:

•	Grant contract market optionality for spot thermal, where thermal generators gain significant flexibility, allowing them to trade capacity and energy in the new Thermal Term Market (MAT). Thermal generators can sell up to 20% of their production to Large Users and the remaining to distribution companies or the spot market.

•	Restore spot remuneration: The new spot remuneration mechanism establishes a margin on top of variable production costs, supporting long-term value creation for generators.
•	Allow for Dollar-denominated revenues, reducing currency and inflation risk.
•	Allocate fuel management responsibilities: The responsibility for fuel management is transferred from CAMMESA to the generators. CAMMESA will provide reference maximum fuel costs, and generators will report their variable production costs biweekly to ensure recovery of fuel expenses. During this transition, existing Plan Gas arrangements are expected to remain in place until December 2028 as a gas pool administered by CAMMESA, which will allocate this resource based on its supply and demand. Generators are required to subscribe to this pool for their natural gas needs until the Plan Gas program expires.
•	Dispatch spot generators are dispatched in ascending order of variable production cost (CVP).
•	Set a phased implementation plan: The transition will be managed through a phased approach. All existing power contracts will remain in force until their natural expiration, ensuring market continuity and stability during the transition.

Additionally, we have energy sales under contracts, including (i) New MAT term market sales under contract, (ii) thermal Term market sales under contracts; (iii) renewables MATER sales under contracts, and (iv) renewables sales of energy under the RenovAr Program.

The new MAT includes sales of electric power under negotiated contracts with industrial users. The thermal term market includes sales under negotiated contracts with private large users and public sector counterparties, as well as PPAs signed with CAMMESA and Energía Plus contracts. MATER sales consist of electric power sold under negotiated contracts with private companies, generated exclusively from renewable energy plants. Renewable sales under the RenovAr Program comprise 20-year PPAs signed with CAMMESA from the RenovAr bidding rounds No. 1, 1.5 and 2.

In all cases, sales under contracts generally involve PPAs with customers and are contracted in U.S. dollars. Prices in term market sales under contracts from thermal units and Energía Plus contracts include the price of the fuel used for generation, the cost of which is either assumed by the generator or charged to clients. For terms longer than one year, these contracts typically include electric power price updating mechanisms in case of fuel price variations or the generator being required to use liquid fuels in the event of a shortage of natural gas. For further information regarding our main clients for term market sales under contract, see “Business—Our Customers”.

Term market sales under contract, and MATER and RenovAr sales under contracts accounted for 26.95% of our electric power sales (in MWh) and 41.04% of our revenues for the year ended December 31, 2025, respectively.

In our Luján de Cuyo plant, we are also permitted to sell a minor portion (up to 16 MW) of our generation capacity and electric power under negotiated contracts with private sector counterparties under the Energía Plus scheme, designed to encourage private sector investments in new generation facilities. Under the rules and regulations of the Energía Plus scheme, the generator buys the fuel to cover the committed demand of electric power and supplies the electric power to large electric power consumers at market prices, denominated in U.S. dollars, previously agreed between the generator and its clients.

RenovAr sales under contracts include sales of electricity generated exclusively from renewable energy power plants under negotiated contracts with public sector counterparties. We have long-term contracts signed with CAMMESA. Prices under these PPAs are denominated in U.S. dollars and guaranteed by the FODER. In the RenovAr Program, our subsidiaries, Achiras, La Castellana I, La Genoveva I, Cafayate, San Carlos and Cordillera Solar entered in a 20-year PPA with CAMMESA that establishes that 100% of the contracted generation capacity of the power plants will be sold to CAMMESA at the awarded price plus the respective incentive and adjustment factors, which increase the awarded price approximately by 10.00% to 15.00%. See “Item 4.B, Business Overview—The Argentine Electric Power Sector —Structure of the Industry—Renewable Energy Program”. See “Item 4.B. Business Overview—The Argentine Electric Power Sector”.

Finally, we have income derived from the operating fee that we receive for the management of the Central Vuelta de Obligado combined-cycle thermal power plant. Revenues from the management of the Central Vuelta de Obligado plant accounted for 1.70% of our revenues for the year ended December 31, 2025.

The following graph breaks down our electric energy sales in the year ended December 31, 2025, by regulatory framework:

Source: CAMMESA.

As for the renewed Piedra del Águila concession, applicable rates and tariffs are defined in the document that started the national and international privatization public tender of the Comahue hydro plants on August 22, 2025.

The key aspects of the new tariffs are:

•	New energy and capacity prices: 1,733 US$/MW-month affected by maintenance hours and available capacity. Energy: 3.5 US$/MWh (when dispatched), 1.39 US$/MWh (available). The price doubles between 6:00 P.M and 11:00 P.M in December, January, February, June, July, and August.
•	Optionality for sales under contract: Gradual increase in the capacity allowed for sales under contracts: 5% in 2026/2027, increasing by 5% every two years (10% in 2028/2029, etc.).
•	Revenues denominated in U.S. Dollars and inflation indexes adjustment through annual revisions.

Expansion of Our Generating Capacity

The chart below shows the evolution of our power generating capacity since 2018:

45

__________________

Source: CAMMESA’s seasonal programing.

Our installed capacity significantly increased over the last three years and reached 6,933 MW as of December 31, 2025. Our increased installed capacity stems from the completion of the construction of the San Carlos solar farm, in November 2025, and the completion of the closing of the Brigadier Lopez combined cycle, in late 2025. Furthermore, our recent M&A initiatives (including the acquisition of the Cafayate solar farm, in August 2025, the acquisition of Central Costanera, in February 2023, and the acquisition of the Guañizuil II A solar farm, in October 2023) also had a positive impact on our aggregate installed capacity. In the year ended December 31, 2025, we were also awarded two BESS projects which are still under development as of the date of this annual report. See Item 4 “Information of the Company—Recent Developments—Strategic Growth Projects in our Renewable, Thermal and Hydroelectric Portfolio”.

We believe we are well-positioned to identify and execute new growth opportunities. However, we cannot assure you that the Argentine Government will open new auction processes for new and existing assets or that our bids will be successful or that we will be able to acquire additional assets or develop new projects, or enter into new PPAs or private commercial contracts in the future. See “Item 3D. Risk Factors—Risks Relating to our Business—Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants”.

Steam Generation and Sales

We also produce steam. As of December 31, 2025, we had an installed capacity of 465 tons per hour: the San Lorenzo cogeneration plant had an installed capacity of 340 tons per hour while the installed capacity of Luján de Cuyo plant was 125 tons per hour. Steam sales accounted for 4.72% of our revenues for the year ended December 31, 2025. Our production of steam for the year ended December 31, 2025, was 3,386 thousand metric tons, of which 2,140 thousand metric tons were provided by the San Lorenzo plant and 1,246 thousand metric tons by the facilities installed in Luján de Cuyo.

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

Gas Transportation

A contract between us and Transportadora de Gas del Sur (“TGS”) concerning natural gas transportation capacity has remained effective since 2018. Pursuant to the terms of our agreement with YPF EE, we resell our gas transportation capacity to YPF EE through the resale system established by Resolution ENARGAS 419/97. As of the date of this annual report, the delivery of the transportation capacity to YPF EE is done through the “Resale” mechanism. The resale to YPF EE of our natural gas transportation capacity accounted for 0.81% of our revenues for the year ended December 31, 2025.

Natural Gas Transportation Expansion — Open Season 2026

In late 2025 and early 2026, the Argentine natural gas transportation system underwent a significant expansion process led by TGS. The expansion is structured under two simultaneous tenders: Open Season GPM N° 01-2026, covering the Perito Moreno Pipeline, and Open Season TGS N° 01-2026, covering the existing regulated system. The primary objective of the expansion is to increase evacuation capacity from the Neuquén Basin by approximately 14.0 million m³/d to Salliqueló and by approximately 12.0 million m³/d from Salliqueló to the Greater Buenos Aires area. The process is governed by Res. No. 66/2026, which establishes the priority of allocation among shippers and the methodology for calculating the base tariff, used to determine pre-payment amounts.

Forestry Industry

Finally, as a result of our acquisitions in the forestry industry, carried out in December 2022 and May 2023, we have another source of revenues provided by our subsidiaries Forestal Argentina S.A. (which merged with EVASA, Estancia Celina S.A. and Las Misiones S.A. in 2025) and Loma Alta Forestal S.A. These subsidiaries as a whole generated 1.74% of our aggregate revenues for the year ended December 31, 2025.

The following graph breaks down our revenues in the year ended December 31, 2025, by activity and/or regulatory framework:

__________________

Source: Central Puerto.

 The following graph breaks down the market share of SADI’s key participants in terms of annual energy generation volumes:

_________________

Source: CAMMESA

Our Competitive Strengths

We believe that we have achieved a strong competitive position in Argentina mainly as a result of our development in the power generation sector, which has allowed us to accomplish the following strengths:

•	The largest power generation company in Argentina in terms of generation and installed capacity. In the year ended December 31, 2025, we generated a total of 18,603 GWh of electricity and as of December 31, 2025, we had an installed generating capacity of 6,933 MW, as reported by CAMMESA. Our size, scalability, flexibility and strong operational, commercial and financial performance enable us to capture growth opportunities within the Argentine power generation market.

•	High quality assets with strong operational performance. We have a variety of high-quality power generation assets, including combined cycle turbines, gas turbines, steam turbines, wind farms, solar panels, hydroelectric technology and steam and power co-generation technology, with a combined installed generating capacity of 6,933 MW, as of the date of this annual report. Our efficiency levels compare favorably to those of our competitors due to our efficient technologies. In the year ended December 31, 2025, the average generating availability of our thermal plant at the Central Puerto complex was 95.3% (combined cycle (CC) asset and 49.0% steam turbines (ST) and gas turbines (GT)), while the average availability of our thermal plants at the Central Costanera was 79.4% CC and 59.3% ST/GT, while the Lujan de Cuyo and San Lorenzo plants availability was, 93.6% and 96.9%, respectively.

•	Diversified, strategically located generation assets across multiple power sources. Our business is both geographically and technologically diverse. Our assets are critical to the Argentine electric power network due to the flexibility provided by the large fuel storage capacity, which allows us to store 72,000 tons of fuel oil (enough to cover 7.0 days of consumption) and 88,000 tons of gas oil (enough to cover 7.0 days of consumption) at our thermal generation plants, in addition to our access to deep water docks, our dam water capacity and our ability to store energy for 45 days operating at full capacity at Piedra del Águila. The prices for power transmission are regulated and based on the distance from the generating company to the user, among other factors. In this regard, our thermal power plants are strategically located in important city centers or near some of the system’s largest customers, which constitutes a significant competitive advantage. For example, according to the December 2025 monthly report prepared by CAMMESA, approximately 49.00% of Argentine energy consumption was concentrated within the greater Buenos Aires area during 2025, all of which underscores the strategic location of our Central Puerto and Central Costanera thermal complexes. In the year ended December 31, 2025, 96.3% of our thermal generation capacity relied on natural gas as fuel, while 1.2% relied on fuel oil and 2.5% relied on gas oil.

•	Significant expansion of the current installed capacity and adequate financial position. We have taken steps to improve our strategic position as a leader among power generators by expanding and developing our thermal generation and renewable energy capacity, while maintaining our operating efficiency and a relatively low level of indebtedness. We benefit from an adequate financial position, allowing us to deliver on our business growth strategy and create value for our shareholders. In terms of our financial position, our total cash and cash equivalents and current other financial assets was Ps. 337.86 billion as of December 31, 2025 (US$231.50 million). Additionally, we believe our low indebtedness positions us to capitalize on growth opportunities in the energy sector. We believe this sector’s robust and resilient profile enables us to thrive in the energy transition era, strategically expand across diversified technologies, and capture opportunities across multiple industries.

•	Strong positioning within the evolving deregulated power market and proven commercial capabilities. Res. No. 400/25, effective since November 2025, was a milestone in the liberalization of Argentina’s power generation market, introducing a new marginal pricing framework and aiming at progressively shifting the sector towards market autoregulation by 2030. We believe we are particularly well positioned to benefit from this regulatory shift due to its asset composition, operational flexibility and established commercial capabilities. The Central Puerto and Central Costanera complexes represent over 53% of our installed capacity corresponding to formerly spot-regulated thermal generation assets, rendering them two strategically positioned generation hubs with strong connectivity to the Argentine power grid and access to fuel supply infrastructure. Under Res. No. 400/25, the introduction of a marginalist dispatch model with energy prices set in U.S. dollars and linked to variable production costs enhances price transparency and aligns incentives for efficient operators like us. Our commercial and operational teams are well-experienced and have demonstrated their ability to adapt to fast-paced market dynamics, actively managing our portfolio to increase value in a competitive environment. In addition, the evolving regulatory framework governing hydroelectric concession renewals, including the updated pricing mechanisms set in U.S. dollars and with increasing exposure to private contracts sales, further supports a more market-oriented revenues structure. We believe that our diversified generation portfolio, combined with our experience operating under both regulated and competitive schemes, enable us to effectively manage regulatory transitions while maintaining operational reliability and financial discipline. We believe that our scale, asset quality, and commercial expertise provide a competitive advantage in building and managing a robust generation portfolio, enabling us to take advantage of market liberalization measures while reinforcing our position as a leading power generation company in Argentina.

•	Strong cash flow generation supported by U.S. dollar-denominated revenues. A substantial portion of our revenues is denominated in U.S. dollars, primarily derived from (a) spot market sales, which have been U.S. dollar-denominated since late November 2025, (b) long-term PPAs with CAMMESA, (c) contracts entered into with large users and distribution companies for formerly spot thermal and hydro capacity, and (d) contracts entered into under the MATER and RenovAr regimes, as well as steam sales. These U.S. dollar-denominated revenue streams provide an improved hedge against local currency inflation and foreign exchange volatility, while long-term PPAs and contracted sales with large users enhance revenue visibility and cash flow predictability. Our revenues are diversified across spot sales, deregulated contracts, regulated contracts, private PPAs, and industrial steam sales, reducing reliance on any single remuneration mechanism. Payments under these arrangements are generally aligned with the current regulatory framework and market trends and principally depend on: (i) the availability of generation capacity, particularly in the case of thermal units, and (ii) the volume of electricity or steam generated and delivered. Our operational performance and track record support consistent capacity availability and dispatch performance, enabling Central Puerto to effectively convert operational performance into stable cash flow generation.

•	Solid and experienced management team with a successful track record in delivering growth. Our executive officers have vast experience and a long track record in corporate management with 20 years of experience in the industry on average. Our management has diverse experience navigating different business cycles, markets and sectors, as evidenced by the growth and expansion we have undergone since the early 1990s. Our management also has a proven track record in acquisitions and accessing financial markets and significant in-country know-how, with professionals who have taken an active role in project development and construction, developing private and public investment plans with both Argentine and international partners. In addition, our management team has business experience at the international and national level, are familiar with the operation of our assets in a constantly changing business environment and are strongly committed to our day-to-day decision-making process.

In the year ended December 31, 2025, our management achieved significant milestones such as (a) adding 140 MW of thermal capacity through the closing of the Brigadier Lopez combined cycle, (b) acquiring 80 MW of solar capacity through the acquisition of the Cafayate solar farm, (c) adding 15 MW of solar capacity through the construction of the San Carlos solar farm, (d) securing contracts for two large-scale BESS projects, and (e) securing the renewal of the Piedra del Aguila concession for a thirty-year term.

Our executive officers have a solid understanding of Argentina’s historically volatile business environment. They have built and maintained mutually beneficial and long-lasting relationships with a diversified group of suppliers and customers and have cultivated relationships with regulatory authorities.

•	Strong corporate governance. We maintain robust corporate governance practices through our corporate governance code, which reflects best practices based on stringent standards of transparency, efficiency, ethics, investor protection and equitable treatment of all investors in accordance with guidelines established by the CNV. We have also adopted a code of ethics and an internal conduct code that establish guidelines for professional conduct, ethical behavior, and employee performance. In addition, a majority of our Board of Directors qualifies as “independent” in accordance with the criteria established by the CNV, which may differ from the independence criteria of the NYSE and NASDAQ.

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

50

•

Expanding renewable generation and energy storage technologies. During 2025, we continued to add renewable generation capacity. By the end of 2025, our solar and wind capacity represented 8.3% of our total installed capacity and 10.4% of our total electricity generation. Additionally, we added 95 MW of photovoltaic generation capacity through the acquisition of the Cafayate solar farm (80 MW) and the completion of the San Carlos solar farm (15 MW). In addition, in August 2025, we were awarded two BESS projects under long-term contracts, and initial works on such projects commenced shortly thereafter. Both projects are expected to be completed by mid-2027. The first project, located at the Central Puerto complex, is expected to have an installed capacity of 150 MW while the second project, located at the Central Costanera complex, is expected to have an installed capacity of 55 MW. We expect to continue expanding our portfolio of renewable generation and energy storage technologies (see Item 3D. Risk Factors—Risks Relating to our Business— Factors beyond our control may affect or delay the completion of the awarded projects or alter our plans for the expansion of our existing plants). Our subsidiary CP Renovables was responsible for developing, constructing and operating renewable energy generation projects. CP Renovables was fully merged with and into CEPU on October 1, 2025. See “Item 4—Information of the Company—Recent Developments – Simplification of Corporate Structure at Central Puerto S.A.”

•

Maintaining an adequate financial position and sound cash flow levels. Our net leverage ratio has been consistently low, reflecting our adequate financial position and additional debt capacity, providing us with flexibility and competitiveness to leverage new business opportunities. We believe our adequate financial position is the result of our responsible financial policies and stable cash flows. We expect to expand our current cash flow levels in the coming years as a result of three substantial developments that occurred during 2025 (the closing of the Brigadier Lopez combined cycle, the completion of the construction of, and the initiation of the operations at, the San Carlos solar farm, and the acquisition of the Cafayate solar farm), the renewed hydro concession of Piedra del Águila and the new regulatory framework set forth by Res. No. 400/25. Additionally, we expect to further our rigorous maintenance programs for our production units, which we expect will help us continue the positive operational results we have experienced, particularly regarding our electric power dispatch availability. We intend to finance our expansion plans through market alternatives that enhance the return on capital of the projects, relying on loan agreements -such as credit facilities and project financing- and on the local and international capital markets. Each of CP La Castellana, CP Achiras, Vientos La Genoveva I, Vientos La Genoveva II (currently known as Puerto Energías Renovables S.A.U.), entered into long term loans to fund the development of renewable energy projects they were awarded and to purchase wind turbines. We also obtained a long-term loan from Kreditanstalt für Wiederaufbau (“KfW”) to support the construction of the Luján de Cuyo cogeneration project, and a loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. to purchase the Brigadier Lopez plant, which was fully paid on January 12, 2024.

In August 2025, Central Puerto issued its Class “C” corporate bond in the Argentine market, raising US$89 million, bearing interest at a rate of 8.00% per annum, and maturing in 2029.

In addition, on December 19, 2025, Central Puerto and the International Finance Corporation (“IFC”), entered into a financing agreement for a total amount of US$300 million to finance Central Puerto’s BESS projects and the renewal of the Piedra del Águila hydroelectric power plant concession. See “Item 5.A. Operating Results—Indebtedness”. We expect that the new capacity from these projects will allow us to further increase our cash flow, while enhancing our financial position.

Our Subsidiaries

Central Vuelta de Obligado S.A.

CVOSA is a private, unlisted company, engaged in managing the purchase of equipment and building, operating and maintaining the CVOSA power plant that was constructed and began operations on March 20, 2018, under a program substantially similar to the FONINVEMEM program.

We have 54.59% of the voting rights in CVOSA (while Central Costanera owns an additional 1.30% ownership interest), which grants us the power to unilaterally approve resolutions for which a majority is required at the relevant shareholders’ meetings. However, pursuant to a shareholders’ agreement entered into among Hidroeléctrica El Chocón S.A., Central Dock Sud S.A. and Central Costanera S.A (the “Other CVOSA Shareholders”) and us, we will only be able to approve the following decisions with the affirmative vote of the Other CVOSA Shareholders: (i) entering into a merger, spin-off, transformation or liquidation; (ii) increasing or decreasing the capital stock; (iii) receiving capital contributions; (iv) entering into transactions with related parties; (v) amending the bylaws; (vi) entering into an operating and maintenance agreement for the Vuelta de Obligado power plant; (vii) approving the trust agreement in connection with the Vuelta de Obligado power plant and its amendments; (viii) filing any lawsuit against any governmental authorities, CAMMESA and/or the FONINVEMEM trust fund currently holding the Vuelta de Obligado power plant; (ix) entering into engineering services, gas supply and transportation agreements; and (x) entering into a power purchase agreement with CAMMESA for the Vuelta de Obligado power plant. If such decisions are to be decided at a board of directors’ meeting, they can only be approved with the affirmative vote of at least one member of the board of directors appointed by the Other CVOSA Shareholders.

The board of directors of CVOSA is currently composed by four members, two of which (the current chairman and vice-chairman of the board) have been appointed by us. In addition, we have the right to appoint the chairman of the board of directors of CVOSA, who has double vote in case of a tie. In addition, we have the right to appoint one member of the supervisory committee of CVOSA.

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

On March 31, 2025, CEPU and CP Renovables’ Boards of Directors approved a corporate reorganization whereby CEPU would absorb the entirety of CP Renovables’ assets and liabilities, thereby assuming ownership of all assets, liabilities, rights, and obligations of CP Renovables as of the effective date of the merger.

On June 17, 2025, Central Puerto and CP Renovables entered into a definitive merger agreement. The merger became effective on October 1, 2025, at which time Central Puerto received all of the assets and assumed all of the liabilities of CP Renovables. Following the merger, CP Renovables was dissolved without liquidation, as Central Puerto directly and indirectly owns 100% of the shares of CP Renovables.

CP Achiras S.A.U.

CP Achiras S.A.U. is a private, unlisted company. As of December 31, 2025, we held a 100.00% interest in the capital stock of CP Achiras S.A.U., a company engaged in the generation and commercialization of electric power through renewable sources.

 Puerto Energías Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.)

Puerto Energías Renovables S.A.U. (formerly Vientos La Genoveva II S.A.) is a private, unlisted company, engaged in generation and commercialization of electric power through renewable sources. As of December 31, 2025, we held a 100.00% interest in the capital stock of Puerto Energías Renovables S.A.U.

Effective January 1, 2025, Vientos La Genoveva II S.A. merged with our subsidiaries, CP Manque S.A.U., CP Los Olivos S.A.U. and CPR Energy Solutions S.A.U., being Vientos la Genoveva II S.A. the continuing company, whose legal form was converted to a corporation (sociedad anónima) under Argentine law. See “Item 4. Information of the Company— Recent Developments—Simplification of Corporate Structure at Central Puerto S.A.”

 CP La Castellana S.A.U.

CP La Castellana is a private, unlisted company. As of December 31, 2025, we held a 100.00% interest in the capital stock of CP La Castellana, a company engaged in generation and commercialization of electric power through renewable sources.

Vientos La Genoveva S.A.U.

Vientos La Genoveva S.A.U. is a private, unlisted company. On March 7, 2018, our former subsidiary CP Renovables S.A. acquired 100% of the equity interests in Vientos La Genoveva S.A., a company engaged in generation and commercialization of electric power through renewable sources. As of December 31, 2025, we held a 100.00% interest in the capital stock of Vientos La Genoveva S.A.U.

Forestal Argentina S.A.

Forestal Argentina S.A. is a private, unlisted company. Our subsidiary Proener holds a 96.48% interest while Central Puerto S.A. holds 3.52% of the capital stock of Forestal Argentina S.A., a company engaged in the production and commercialization of forestry assets.

On March 31, 2025, the Board of Directors of Empresas Verdes Argentina S.A. (EVASA), Forestal Argentina S.A. (FASA), Estancia Celina S.A. (ECSA) and Las Misiones S.A. (LMSA) approved the corporate reorganization whereby EVASA would absorb the entirety of EVASA, FASA, ECSA and LMSA’s assets and liabilities, thereby assuming ownership of all assets, liabilities, rights, and obligations of such companies as of the effective date of the merger. The merger became effective on June 30, 2025, after which the legal name of EVASA was changed to Forestal Argentina S.A. “Item 4. Information of the Company—Recent Developments— Simplification of Corporate Structure at Central Puerto S.A.”

 Loma Alta Forestal S.A.

Loma Alta Forestal S.A. is a private, unlisted company. Our subsidiary Proener holds a 98.00% interest while we hold a 2.00% interest in the capital stock of Loma Alta Forestal S.A., a company engaged in the production and commercialization of forestry assets.

Central Costanera S.A.

Central Costanera S.A. is a public, listed company on BYMA that is 71.94% owned by Proener as of December 31, 2025 and is engaged in the production and commercialization of electric energy.

CP Cordillera Solar S.A.U (formerly known as Cordillera Solar VIII S.A.)

Cordillera Solar is a private, unlisted company which owns the Guañizuil IIA photovoltaic plant located in the Province of San Juan. As of December 31, 2025, we held a 100.00% interest in the capital stock of Cordillera Solar S.A.U.

CP Servicios Renovables S.A.U. (formerly known as Scatec Equinor Solutions Argentina S.A.)

CP Servicios Renovables S.A.U. is a private, unlisted company, that owns the Guañizuil IIA photovoltaic plant located in the Province of San Juan. As of December 31, 2025, we held a 100.00% interest in the capital stock of CP Servicios Renovables S.A.U.

PS Cafayate S.R.L.

PS Cafayate S.R.L. is a private, unlisted company which operates the Cafayate solar farm. As of December 31, 2025, we held a 99.99% interest in PS Cafayate S.R.L., while Proener held the remaining 0.01%.

Puerto Energía S.A.U.

Puerto Energía S.A.U. is a private, unlisted company, authorized to participate as energy trader in the WEM. As of December 31, 2025, we held a 100.00% interest in Puerto Energía S.A.U.

Piedra del Águila Hidroeléctrica Argentina S.A.

Piedra del Águila Hidroeléctrica Argentina S.A. is a private, unlisted company that holds the concession to operate the HPDA hydroelectric complex. On January 9, 2026, we acquired 100% of the share capital of Piedra del Águila Hidroeléctrica Argentina S.A. as the successful bidders in a national and international public tender conducted by the Argentine Minister of Economy.

Our Affiliates

Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)

TJSM and TMB are private, unlisted companies, which are engaged in managing the purchase of equipment, and building, operating and maintaining the San Martín and Belgrano power plants, respectively, each constructed under the FONINVEMEM program.

As of December 31, 2025, we had 11.31% of the voting rights in TJSM and 12.72% of the voting rights in TMB.

The board of directors of each of TJSM and TMB consists of nine members.

After ten years of operations, TJSM and TMB were entitled to receive property rights to the San Martín and Belgrano power plants from the trusts holding ownership interests in them. At such time, the term of the trusts would expire and the Argentine Government, that financed part of the construction, had to be incorporated as a shareholder of TJSM and TMB. Consequently, our interests in TJSM and TMB were diluted in 2021. In the case of TMB and TJSM, the ten-year period expired on January 7, 2020, and on February 2, 2020, respectively. From such dates, during the following 90-day period, TJSM and TMB and their shareholders had to perform all the necessary acts to grant the Argentine Government the corresponding shares in the equity stake of TJSM and TMB that their contributions entitle the Argentine Government to receive.

On January 3, 2020, before the aforementioned 90-day period commenced, the Argentine Government sent a notice to us (doing the same with TSM, TMB and other generation companies that are shareholders of TJSM and TMB) stating that, in accordance with the FONINVEMEM Agreement, TJSM and TMB should perform all necessary acts to incorporate the Argentine Government as shareholder of both companies, claiming, in each case, the following equity interest rights: 65.006% in TMB and 68.826% in TJSM.

On January 9, 2020, we, together with the other generation companies, shareholders of TJSM and TMB, replied to such notice stating that the Argentine Government’s equity interest claims did not correspond with the contributions that the Argentine Government made for the construction of the power plants under the terms of the FONINVEMEM Agreement. On March 4, 2020, the Argentine Government reiterated its previous claim to us.

Additionally, on January 7, 2020 and on January 9, 2020, Central Puerto, together with the other shareholders of TJSM and TMB, Banco de Inversión y Comercio Exterior (“BICE”), TJSM, TMB and the Energy Secretariat, amended the Operation and Maintenance Agreement of the Manuel Belgrano Thermal Facility (the “TMB OMA”) and the Operation and Maintenance Agreement of the San Martín Thermal Facility ( the “TJSM OMA”). The amendments to the TMB OMA and TJSM OMA extended the agreements until each of the trust’s liquidation effective date.

In March 2020, Central Puerto filed an administrative appeal against the Argentine Government challenging the acts referred to above (the “Claim”). In the Claim, the shareholders of TJSM and TMB do not contest the inclusion of the Argentine Government as a shareholder in those companies but nevertheless assert that its equity interest in each company should be lower than the percentages claimed by the Argentine Government. As a result, even if the Claim is successful, our equity interests in TJSM and TMB would remain significantly diluted.

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

In each of the shareholders’ meetings, Central Puerto (and other shareholders), made the corresponding reservation of rights to continue with the Claim, and expressly stated that the incorporation of the Argentine Government as a shareholder in TMB and TJSM was approved for the sole purpose of achieving the transfer of the trust assets -which include, among others, the power plants- from the respective trusts to TJSM and TMB.

On March 11, 2021, the Argentine Government subscribed its shares and the equity of the shareholders of TJSM and TMB were diluted. In our case, our equity interests were diluted from 30.875% to 9.627% in TJSM and from 30.946% to 10.831% in TMB.

Due to the acquisition of Central Costanera S.A., we hold equity interests of 11.31% in TJSM, 12.72% in TMB and 54.59% in CVOSA. As of the date of this annual report, the transfer of the power stations to TSM and TMB was not completed. See “Item 3D. Risk Factors—Risks Relating to our Business—Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted”.

In the case of CVOSA, when the CVO Trust term expires after ten years of operation of the respective power plant, the Argentine Government will be incorporated as shareholder, with a stake of at least 70.00% pursuant to FONINVEMEM arrangements for CVOSA. The dilution of our interest in CVOSA will reduce our income from this power plant, adversely affecting our results of operations. See “Item 4.B. Business Overview—FONINVEMEM and Similar Programs”.

Ecogas Inversiones S.A.

On October 1, 2025, following receipt of the required authorizations from the CNV and the BCBA, and pursuant to the approvals granted by the extraordinary shareholders’ meetings of Central Puerto and Ecogas held on May 22, 2025, Central Puerto completed its previously announced spin-off and merger transaction with Ecogas, in accordance with the definitive corporate reorganization agreement executed on June 17, 2025.

Under this spin-off and merger transaction, CEPU transferred to Ecogas certain equity interests and Ps.305 million in cash, and Ecogas issued 80,973,264 new Class D common shares to CEPU shareholders on a pro rata basis, using September 26, 2025 as record date and an exchange ratio of one Ecogas share for every 18.6694 CEPU shares, with cash paid in lieu of fractional shares. Following the transaction, Ecogas increased its share capital and continued as the surviving entity holding the spun-off assets, while CEPU continued to operate its electricity generation business.

CEPU shareholders in Argentina, as well as holders of CEPU American Depositary Receipts, received the corresponding Ecogas securities on October 1, 2025.

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

3C Lithium Pte. Ltd.

On December 26, 2024, we subscribed 55,000,000 shares, equivalent to 27.5% of the share capital and voting rights of 3C Lithium Pte. Ltd. ("3C"), (a company incorporated under the laws of Singapore), which holds 100% of the share capital of Minera Cordillera S.A., an Argentine company that holds the mining rights to the "Tres Cruces" project, located in the province of Catamarca, Argentina.

On January 26, 2026, we acquired and subscribed additional shares in 3C Lithium Pte. Ltd., increasing our ownership interest to 35% of the share capital of such company.

Piedra del Águila Hidroeléctrica Argentina S.A

On January 9, 2026, Central Puerto acquired 100% of the share capital of Piedra del Águila Hidroeléctrica Argentina S.A. as the successful bidder in a national and international public tender conducted by the Argentine Ministry of Economy. Piedra del Águila Hidroeléctrica Argentina S.A. holds the concession to operate the HPDA hydroelectric complex. The purchase price for the shares was US$245 million and was paid on January 5 and January 6, 2026, while CEPU took over the concession on January 9, 2026. CEPU currently retains full operational control of the asset until 2055.

Business Overview

All of our operations in the power generation sector are concentrated in sixteen plants in Argentina, and our portfolio can be divided into two types of electric power generation plants: (i) electric power generation from conventional sources and (ii) electric power generation from renewable sources.

The table below details certain operating features regarding our power generation assets for the periods indicated:

	For the year ended December 31,

	2025	2024	2023
Generation—GWh/year
Puerto Complex	4,936	5,109	5,371
Costanera Complex(4)	3,947	4,638	3,367
Luján de Cuyo plant	2,563	3,376	3,138
Brigadier Lopez plant	59	95	67
San Lorenzo plant	2,484	2,263	2,037
Piedra del Águila plant	2,683	4,348	5,173
La Castellana I wind farm(2)	398	372	398
La Castellana II wind farm(2)	68	46	70
Achiras wind farm(2)	195	186	188
Manque wind farm(2)	255	254	238
Olivos wind farm(2)	107	106	99
La Genoveva I wind farm(2)	369	360	378
La Genoveva II wind farm(2)	175	171	177
PS Guañizuil II A(3)	275	281	73
Cafayate solar farm	84	0	0
San Carlos solar farm	5.5	0	0
Total	18,603	21,605	20,774
Sales under Spot Sales and electric power sales on the spot market—GWh/year
Puerto Complex	4,036	5,109	5,371
Costanera Complex(4)	3,947	4,638	3,367
Luján de Cuyo plant	1,672	2,284	2,489
Brigadier Lopez plant	59	95	69
San Lorenzo plant	293	32	41
Piedra del Águila plant	2,683	4,348	5,174
La Castellana I wind farm(2)	—	—	—
La Castellana II wind farm(2)	—	—	—
Achiras wind farm(2)	—	—	—
Manque wind farm(2)	—	4	—
Olivos wind farm(2)	—	2	—
La Genoveva I wind farm(2)	—	—	—
La Genoveva II wind farm(2)	—	—	—
PS Guañizuil II A(3)	—	—	—
Total	12,690	16,512	16,511
Sales under contracts and Power Purchase Agreements—GWh/year
Puerto Complex	—	—	—
Costanera Complex(4)	—	—	—
Luján de Cuyo plant	891	698	641
Brigadier Lopez plant	—	—	—
San Lorenzo plant	2,192	2,013	1,987
Piedra del Águila plant	—	—	—
La Castellana I wind farm(2)	68	340	398
La Castellana II wind farm(2)	195	43	70
Achiras wind farm(2)	255	169	188
Manque wind farm(2)	107	225	245

	For the year ended December 31,

	2025	2024	2023
La Genoveva II wind farm(2)	369	166	378
Olivos wind farm(2)	175	88	177
La Genoveva I wind farm(2)	275	331	92
PS Guañizuil II A(3)	84	256	73
San Carlos solar farm(2)	5.5	—	—
Total	4,616	4,329	4,249
Energy purchases—GWh/year
Puerto Complex	40	32	49
Costanera Complex(4)	62	64	66
Luján de Cuyo plant	11	11	11
Brigadier Lopez plant	—	—	—
San Lorenzo plant	0.5	2	3
Piedra del Águila plant	0.01	—	—
La Castellana I wind farm(2)	0.5	—	1
La Castellana II wind farm(2)	—	—	—
Achiras wind farm(2)	0.2	—	—
Manque wind farm(2)	—	—	—
La Genoveva II wind farm(2)	0.5	—	—
Olivos wind farm(2)	—	—	—
La Genoveva I wind farm(2)	0.3	—	—
PS Guañizuil II A(3)	1.3	2	—
Cafayate solar farm	0.4	—	—
Total	117	111	130
Steam production (metric tons/year)
Luján de Cuyo plant	1,246,057	1,164,375	928,381
San Lorenzo plant	2,140,111	1,777,811	1,089,509
Total	3,386,168	2,942,186	2,017,890
Natural gas consumption—MMm3/year
Puerto Complex	884	999	876
Costanera Complex(4)	696	929	902
Luján de Cuyo plant	429	644	660
Brigadier Lopez plant	10	12	1
San Lorenzo plant	377	288	274
Total	2,396	2,872	2,713
Gas oil consumption—thousands of m3/year
Puerto Complex	29	62	44
Costanera Complex(4)	3	1	10
Luján de Cuyo plant	—	—	—

	For the year ended December 31,

	2025	2024	2023
Brigadier Lopez plant	3	15	19
San Lorenzo plant	38	87	105
Total	73	165	178
Fuel oil consumption—thousands of tons/year
Puerto Complex	37	104	278
Costanera Complex(4)	10	21	52
Luján de Cuyo plant	—	8	4
Brigadier Lopez plant	—	—	—
San Lorenzo plant	—	—	—
Total	47	133	334
Availability—% per year(1)
Puerto Complex	70%	73%	75%
Costanera Complex(4)	74%	70%	43
Luján de Cuyo plant	94%	88%	89%
Brigadier Lopez plant	86%	97%	93%
Piedra del Águila plant	98%	98%	98%
San Lorenzo plant	97%	99%	99%
Weighted average for thermal units(1)	84%	90%	66%
Weighted average for thermal and hydro plants(1)	86%	98%	73%
_____________

Source: CAMMESA

Notes:-
(1)	Weighted average based on the power capacity of each unit without considering renewable energy units, which do not receive payments tied to their availability.
(2)	La Castellana I is owned by CP La Castellana S.A.U., La Castellana II , Manque, Los Olivos, La Genoveva II and the San Carlos solar farm are owned by Puerto Energías Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) La Genoveva I is owned by Vientos La Genoveva S.A.U. Achiras wind farm is owned by CP Achiras S.A.U. As of December 31, 2025, CP La Castellana S.A.U., Puerto Energías Renovables S.A.U., Vientos La Genoveva S.A.U. and CP Achiras S.A.U. were all wholly-owned subsidiaries of Central Puerto S.A.
(3)	PS Guañizuil II A solar farm is owned by CP Cordillera Solar S.A.U. which is a fully owned subsidiary of Central Puerto S.A. Cafayate solar farm is 99.99% owned by Central Puerto S.A. and 0.01% by Proener S.A.U. as of December 31, 2025.
(4)	The Costanera complex is owned by Central Costanera S.A. which is 71.94% owned by Proener S.A.U., as of December 31, 2025. As of the date of this annual report, we own a 100% interest in Proener.

See “Item 4.B. Business Overview—Our Subsidiaries”.

The table below shows the average availability rates of Central Puerto’s combined thermal plants in the year ended December 31, 2025:

__________________

Source: Central Puerto, CAMMESA.

The following graph shows the evolution of Central Puerto’s electric power generation for the period 2021-2025:

__________

Source: CAMMESA.

Electricity Generation from our Thermal Generation Plants

As of December 31, 2025, we owned five thermal generation plants and complexes: the Central Puerto Complex, the Costanera Complex, Brigadier Lopez, Luján de Cuyo and San Lorenzo.

Central Puerto Complex

Our Central Puerto Complex is composed of two facilities, Nuevo Puerto, including the Puerto combined cycle plant, and Puerto Nuevo (collectively, the “Central Puerto Complex”), located in the port of the City of Buenos Aires on the bank of the Río de la Plata. The two facilities are close to one another inside a complex of 246,475 square meters with a total installed capacity of 1,747 MW. Nuevo Puerto’s facilities (which includes both the Nuevo Puerto plant and the Puerto combined cycle plant) has 70,518 square meters. Puerto Nuevo has approximately 92,370 square meters.

Nuevo Puerto’s facilities were completed in 1926 and Puerto Nuevo’s facilities were completed in 1930. The two facilities were merged into a single company in the 1980s within SEGBA, which was later converted to Central Puerto after its privatization in 1992.

Nuevo Puerto is located at Av. Thomas Edison 2001/2151 in the City of Buenos Aires in the northern part of the complex and has two conventional steam turbine generator sets (steam turbine units 5 and 6). The plant can run on natural gas and fuel oil and has a current installed capacity of 360 MW.

The Central Puerto Complex combined cycle plant was built at Nuevo Puerto’s facilities and commenced commercial operations in 2000. The Central Puerto Complex combined cycle plant has an installed capacity of 798 MW and is composed of two General Electric 9FA gas turbines, two heat recovery steam generators and a General Electric D11 steam turbine. The Puerto combined cycle plant is one of the most modern and efficient plants in Argentina and can run on natural gas, gas oil and a blend of up to 20.00% gas oil and biodiesel when running on liquid fuel.

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

The combined cycle technology is one of the most efficient fossil fuel-based electric power generation technologies. It works by feeding each gas turbine with a mix of fuel and air. The gas that is produced from this process expands rapidly due to combustion and the generator and turbine ultimately convert the resulting rotational energy into electric power. The exhaust gas from each turbine is collected and channeled to a heat recovery steam generator that uses the heat energy contained in the gas turbine exhaust gas to produce steam. The steam that is produced is injected into a steam turbine where it expands and transmits energy to the turbine, which converts the energy into electric power through a generator. Similar to a conventional steam turbine, the steam is condensed and sent back to the circuit to produce more steam.

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

Costanera Complex

Our Central Costanera complex has 1,789 MW of installed capacity. This capacity is comprised of four Steam Turbine units totaling around 661 MW (including i. three British Thomson-Houston - BTH - units, each approximately 120 MW, operational since the 1960s, and ii. one 310 MW LMZ unit from 1984), with the option of being fueled by both natural gas and fuel oil.

The Central Costanera complex commenced operations in 1963, and is strategically located in the southern area of the port of the Autonomous City of Buenos Aires, adjacent to the Río de la Plata. This positioning allows a significant flexibility in fuel supply, and also a key proximity to the country’s major electricity consumption center, the Greater Buenos Aires area.

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

Luján de Cuyo Plant

The Luján de Cuyo plant is located in Luján de Cuyo, Mendoza and has an installed capacity of 576 MW. The plant began operating in 1971, and has eleven generating units, seven gas turbines, three steam turbines and a mini-hydroelectric turbine (which began operating in 2013). The plant has a total installed capacity of 576 MW.

The premises on which the Luján de Cuyo plant is located are on the banks of the Mendoza River, a major river in the Province of Mendoza. The Luján de Cuyo plant’s access to water from the Mendoza River provides it with a source of water to supply the generation process and to cool the condensers. The facility has a water treatment plant with production levels suitable to meet its requirements.

The main generator is a highly efficient combined cycle unit composed of a Siemens gas turbine (TG25) and a Sköda steam turbine (TV15).

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

In 2018, we acquired two Siemens gas turbines with a combined capacity of 46 MW. These turbines commenced commercial operations in October 2019. We also participated in competitive bidding processes for electric capacity and were awarded 93 MW for winter periods and 89 MW for summer periods.

The Luján de Cuyo plant also has two Alstom-branded Frame5-type gas turbines (TG23 and TG24). Prior to the commencement of operation of units TG26 and TG 27 described above, TG23 and TG24 supplied steam to the YPF Luján de Cuyo refinery in a combined heat and power (cogeneration) configuration. On October 5, 2019, TG23 and TG24 were set up to work in an open cycle configuration. Both gas turbines can operate on natural gas or gas oil.

The Luján de Cuyo plant also had an ABB combined cycle unit in place composed of one gas turbine (TG22), which operates on natural gas or gas oil, or on blends of gas oil and biodiesel (up to 30%).

The electric power generated by the units installed in the Luján de Cuyo plant is delivered to the SADI through a connection between the network and the Luján de Cuyo 132 KV sub-station, which is adjacent to the plant. The sub-station is operated by Distrocuyo, an operator of the trunk pipeline system from the Cuyo region. Steam is delivered to YPF pursuant to separate contract through a short pipeline that connects our Luján de Cuyo plant with YPF’s adjacent Luján de Cuyo refinery.

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

Brigadier Lopez Plant

The Brigadier Lopez power plant is located in the Sauce Viejo Industrial Plant, in the city of Sauce Viejo, Santa Fe. The Sauce Viejo industrial plant is located on the National Highway N° 11, 20 km from Santa Fe City, capital district of the Province of Santa Fe. This location is highly convenient due to its accessibility and logistic advantages.

Furthermore, the Brigadier Lopez power plant is located on the banks of the Coronda River, one of the major branches of the Paraná River. Such access from the Coronda River provides a source of water supply for the generation process and the steam turbine’s condenser. The facility has a water treatment plant with production levels suitable to meet its requirements.

The plant originally had an installed capacity of 281 MW and has been in operation since August 2012. In 2025, we concluded the closing of Brigadier Lopez’s combined cycle, increasing the total installed capacity of the power plant to 421 MW.

Central Puerto acquired the plant in June 2019, with the objective of installing a steam turbine, which had already been acquired, with an installed capacity of up to 140 MW in a combined cycle configuration together with the existing gas turbine. Such project was effectively concluded and operational in December 2025 and initiated commercial operations in January 2026 (See “Item 4. A History and development of the Company—Purchase of the Brigadier Lopez Plant").

The Brigadier Lopez Power Plant has 421 MW of total capacity, operating as a combined cycle unit. This generating unit is composed of a modern Siemens Gas Turbine (TG01) model SGT5-4000 F and an air-cooled Siemens power generator, model SG 1000A. The Gas Turbine can operate both on natural gas and gas oil (diesel oil).

In addition, the plant has a 140 MW Steam Turbine model SST-900 RH Dual Casing and a Heat Recovery Steam Generator. Under a combined cycle configuration, the Brigadier Lopez plant currently operates as a highly efficient combined cycle, increasing both its efficiency and total power capacity.

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

The plant operates most of the time using natural gas. It is connected to the main gas pipeline through a 19-km dedicated pipeline that guarantees supply of natural gas. Alternatively, the plant can also be operated using liquid fuels which must be transported by land, typically by truck. To accommodate the fuel supply chain, the plant has an unloading area for trucks with facilities equipped to receive and deliver gas oil. Additionally, the plant has a dock (which, as of the date of this annual report is not yet operational), for purposes of receiving liquid fuels transported by tanker ships.

San Lorenzo

The San Lorenzo power plant is located near San Lorenzo city in the Province of Santa Fe. In 2014, we acquired four heavy-duty, highly efficient gas turbines ((i) one General Electric gas turbine with a capacity of 373 MW; (ii) two Siemens gas turbines, each with a capacity of 298 MW; and (iii) one Siemens gas turbine with a capacity of 286 MW) and were awarded two co-generation projects at San Lorenzo (with an awarded electric capacity of 330 MW and 317 MW for the winter and summer, respectively) that started operations on August 15, 2021.

The San Lorenzo power plant is a Siemens combined cycle able to generate up to 391 MW, with a 291 MW Gas turbine and a 100 MW Steam turbine. By electric output regulation, the plant can supply up to 370 tn/h of steam to our neighbor customer, T6 Industrial S.A. Gas turbine can operate on natural gas or gas oil.

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

Our own staff oversees the maintenance of the steam turbine generator sets. We maintain an inventory of the necessary spare parts on-site, which ensures the immediate availability of parts when needed. This reduces the time it takes to replace the spare parts while ensuring a supply of spare parts that may no longer be available in the market.

We carefully plan both in-house and outsourced maintenance, with General Electric, Siemens, and Mitsubishi providing services under long-term agreements. Each provider utilizes its own monitoring systems to anticipate potential failures. These arrangements allow us to minimize downtime and reduce government-imposed outage rates, thereby maximizing unit efficiency.

 Within the framework of the long-term maintenance service agreements for our thermal generation plants, the above-mentioned suppliers provide materials, spare parts, labor and engineering direction of scheduled maintenance in accordance with the corresponding technical recommendations.

We have entered into long term contracts with Vestas Argentina S.A. for the operation and maintenance of the La Genoveva I wind farms until August 30, 2040, La Genoveva II until May 31, 2039, La Castellana II until May 31, 2039 and Manque and Los Olivos until May 31, 2039. We have also entered into long term contracts with Nordex Energy Argentina S.A for the operation and maintenance of the Achiras wind farm until September 3, 2028 and La Castellana until August 12, 2028. As for the Guañizuil II A solar farm we currently hold a long-term contract with Huawei International Corporation until 2030.

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

During 2025, we carried out scheduled and corrective maintenance activities across our generation fleet to ensure safe, reliable and efficient operations. These activities included major scheduled outages, equipment inspections, upgrades and corrective repairs on turbines, boilers, generators, transformers and auxiliary systems. The most relevant maintenance activities performed during the year are summarized below by site:

Puerto Nuevo / Nuevo Puerto

Major scheduled maintenance was conducted on Unit 6 between April and June 2025.

Key activities included:

•	Opening and inspection of high- and medium-pressure turbine stages;
•	Removal of the generator rotor and stator rewedge;
•	Evaluation of the unit control system for potential future hydraulic upgrades;
•	Inspection and maintenance of motors, pumps, phase transformers and high-voltage equipment;
•	Non-destructive testing (NDT) on critical boiler and rotating components;
•	Boiler repairs including insulation reconstruction, valve repairs, duct repairs and chemical cleaning; and
•	Replacement of steam air heaters, manufactured through reverse engineering.

These activities resulted in reduced fuel and water consumption for the unit.

Between September and October 2025, a major scheduled outage was carried out in Unit 7.

Main works included:

•	Replacement and straightening of boiler tubes and restoration of insulation systems;
•	Replacement of economizer header nipples;
•	Generator commutator rectification;
•	NDT inspections of critical components;
•	Maintenance and adjustment of safety valves;
•	Repairs to ash system expansion joints and process ducts;
•	Electrical testing of generator and excitation transformer; and
•	Replacement of the event recorder system.

Following these interventions, the unit recovered approximately 12% of its original nominal capacity.

A short-scheduled outage was conducted in September 2025 in Unit 9. This included:

•	Insulation repairs and chimney reinforcement;
•	Inspection of turbine axial bearing;
•	Repairs to 4.16 kV switchgear room; and
•	Maintenance of feedwater pump check valves.

In addition to the above, other key maintenance activities were conducted during the year ended 2025, such as:

•	Implementation of motion amplification diagnostics on cooling pumps to identify root causes of recurring failures;

•	Repair of the 18 MVA turbine-generator auxiliary transformer for Unit 6 following predictive maintenance diagnostics based on dissolved gas analysis;
•	Repair of the transformer workshop overhead crane, enabling in-house transformer maintenance;
•	Installation of load limiters on river water intake cranes;
•	Replacement of the main natural gas valve at the Puerto Nuevo plant; and
•	Installation of partial discharge monitoring systems on generators of Units 6 and 9.

In addition, engineering analysis identified a steam migration issue affecting the axial bearing temperature of Unit 6 following the outage. Consequently, a design modification to the high-pressure stage piping was implemented, eliminating the resulting power limitation.

Central Costanera

Maintenance activities at the Central Costanera plant during 2025 included upgrades, scheduled maintenance and equipment rehabilitation across the combined-cycle and conventional units. The key activities included:

•	Upgrade a gas turbine;
•	Improvements in demineralized water production capacity;
•	Improvements in water intake systems and environmental mitigation;
•	Reconditioning of chemical treatment systems; and
•	Commissioning of water filter systems.

Mitsubishi Combined Cycle Units

Maintenance activities on Units TG8, TG9 and TV10 included:

•	Reconditioning of heat recovery steam generators (HRSGs) and gas ducts;
•	Replacement of structural elements and expansion joints;
•	Inspection, repair and replacement of water-steam circuit valves;
•	Anti-corrosion treatments on gas turbine and HRSG structures; and
•	Generator auxiliary maintenance and cooling system repairs.

Balance of Plant

Maintenance activities included:

•	Electrical testing of medium- and low-voltage motors;
•	Preventive maintenance on pumps, compressors and valves;
•	Inspection and cleaning of condensers and cooling systems;
•	Calibration of instrumentation under ISO 9001 standards; and
•	Maintenance of fire protection systems and lubrication systems.

Mendoza

Maintenance activities at the Mendoza plant combined-cycle complex focused on scheduled inspections and a major overhaul of the main gas turbine.

Combined Cycle Siemens/Skoda (CC25)

During March 2025, a minor inspection was conducted on Gas Turbine TG25, which included:

•	Inspection of compressor and turbine borescope;
•	Replacement of combustion chamber heat shield components; and
•	Preventive and corrective maintenance on auxiliary systems.

Furthermore, in October 2025, a major inspection with life extension was performed, including works on:

•	A gas turbine rotor;
•	Compressor and turbine blades and vanes;

•	A combustion chamber;
•	Excitation, protection and vibration monitoring systems; and
•	The combined cycle’s control system.

Maintenance was also performed on steam turbine TV15, HRSG equipment and balance-of-plant systems.

Cogeneration Units

TG26 experienced a stator winding damage. Such stator is in the process of being replaced and the unit is expected to return to service during the second half of 2026.

TG27 underwent a scheduled Type-A inspection (50,000 equivalent operating hours) including turbine, compressor and generator inspections.

Additional preventive and corrective maintenance were conducted on other gas turbines, steam turbines and auxiliary systems across the site.

Piedra del Águila Hydroelectric Plant

During 2025, seasonal maintenance outages were carried out on generating units in accordance with the annual maintenance program. The main activities included:

•	Electrical testing of generator-transformer systems;
•	Inspection and repairs of stator windings and collector bars;
•	Replacement of generator heating resistors;
•	Comprehensive transformer testing;
•	Cleaning of generator cooling systems;
•	Replacement of components in the excitation system;
•	Inspection of hydraulic systems, guide vanes and control equipment; and
•	Turbine runner repair and polishing.

All inspections and maintenance activities were completed successfully.

Brigadier López Power Plant

During the year 2025, a major maintenance program was performed at the plant, which included:

•	Extended Hot Gas Path Inspection (eHGPI) of the gas turbine;
•	Medium inspection of the gas turbine generator;
•	Replacement of first-stage turbine blades;
•	Replacement of compressor blades and combustion chamber components; and
•	Upgrades to control systems and plant protection systems, and annual balance-of-plant activities.

During the year, the plant also supported the commissioning and startup of the combined-cycle configuration, achieving first synchronization in December 2025.

San Lorenzo Cogeneration Plant (Terminal 6)

During 2025, maintenance activities were conducted under the long-term service agreement (LTSA) with Siemens. In March 2025, a minor inspection was conducted on the gas and steam turbine units, including:

•	Combustion chamber ceramic replacement;
•	Inspection and cleaning of compressor blades;
•	Inspection of generators and HRSG;

•	Maintenance of circuit breakers and transformers; and
•	Calibration of plant instrumentation.

In addition to these, other maintenance activities included:

•	Maintenance of auxiliary systems, pumps, motors, compressors, cooling systems and condensers;
•	Preventive inspections of electrical protection systems;
•	Repairs to river water intake pumps and plant process systems; and
•	Maintenance of gas and water treatment systems.

Various improvement projects were also implemented, including water system upgrades, plant infrastructure improvements and additional automation of control systems.

Fuel and Water Supply for Thermal Generation

Our conventional resource plants operate on three different types of fuel: (i) natural gas in all units, (ii) fuel oil in the steam turbines exclusively and (iii) gas oil in the gas turbines and combined cycle units. In addition, a mix of bio-diesel and gas oil may be used in certain percentages in our dual combined cycle units.

The table below shows the potential consumption (calculated as the standard consumption declared by CAMMESA based on the unit manufacturer’s specifications, assuming the unit produces energy throughout the entire day) of fossil fuel by the units in the conventional resource plants we owned as of December 31, 2025:

Plan	Unit	Natural gas (thousands m3)	Gas oil (m3)	Fuel oil (ton)

Puerto combined cycle	CEPUCC11	332,628	26,754	—
Puerto combined cycle	CEPUCC12	337,702	2,034	—
Nuevo Puerto	NPUETV05	7,309	18,751	—
Nuevo Puerto	NPUETV06	3,653	138,445	—
Puerto Nuevo	PNUETV07	56,770	—	7,102
Puerto Nuevo	PNUETV08	6,317	—	—
Puerto Nuevo	PNUETV09	178,020	—	18,034
Subtotal Puerto Complex
Central Costanera	COSTTV01	18,959	—	3,808
Central Costanera	COSTTV02	23,829	—	2,763
Central Costanera	COSTTV03	33,252	—	3,190
Central Costanera	COSTTV07	59,067	—	333
Central Costanera	COSTCC08	352,012	1,370	—
Central Costanera	COSTCC09	284,473	1,535	—
Central Costanera	BSASCC01	102,256	—	—
Subtotal Central Costanera Complex
Luján de Cuyo	LDCUCC25	330,577	—	—
Luján de Cuyo	LDCUTV11	24,887	—	—
Luján de Cuyo	LDCUTV12	15,049	—	—
Luján de Cuyo	LDCUTG22	5,111	—	—
Luján de Cuyo	LDCUTG23	8,061	—	—
Luján de Cuyo	LDCUTG24	4,589	—	—
Luján de Cuyo	LDCUTG26	62,552	—	—
Luján de Cuyo	LDCUTG27	70,389	—	—
Subtotal Luján de Cuyo plant
Brigadier Lopez	BLOPTG01	18,804	2,952	—
Subtotal Brigadier Lopez plant
San Lorenzo	TER6CC11	420,952	37,774	—
Subtotal San Lorenzo plant
Total Central Puerto		2,757,220	229,615	35,231
__________________

Source: CAMMESA. Definitive Seasonal Programming

Our exposure to changes in fuel prices has increased since the issuance of Res. No. 21/2025 and Res. No. 400/2025. Prior to these resolutions, the fuel necessary to produce our base energy was supplied by CAMMESA at no charge, and the price received by generators for such energy was determined by the SE without reference to the cost of the fuel supplied. Under the framework introduced by Res. No. 21/2025 and 400/2025, which established a progressive normalization of the WEM, generators are progressively transitioning toward a scheme in which fuel costs are no longer fully absorbed by CAMMESA. As a result, we are increasingly exposed to fluctuations in the prices of natural gas, gas oil and fuel oil used across our generating units. To the extent that we are unable to pass through or hedge such increased fuel costs, our results of operations and financial condition could be materially and adversely affected.

 The transition from CAMMESA being the sole fuel supplier to a self-management model marks a structural shift in how we source fuel, thereby increasing our direct market exposure to price volatility. CAMMESA retains a last-resort supplier role for liquid fuels under certain conditions, particularly during the winter season.

During the first two months of 2025, CAMMESA remained the sole supplier of liquid fuels to generators under the framework established by Res. No. 95/2013. Beginning in March 2025, we initiated the self-management of liquid fuel procurement for electricity generation in accordance with Res. No. 21/2025.

With respect to natural gas, pursuant to Res. No. 400/2025, generators are permitted to procure the natural gas required for electricity generation. However, CAMMESA continues to hold natural gas supply contracts with oil and gas producers under Plan Gas IV, which are scheduled to expire on December 31, 2028. Until such date, we have adhered to a natural gas pool managed by CAMMESA in order to comply with existing contractual commitments. In addition to the volumes supplied by CAMMESA, we have the flexibility to procure incremental natural gas volumes in the market during certain periods of the year.

Beginning in January 2029, we expect to assume full responsibility for the procurement of natural gas required to operate our thermal generation facilities.

Natural Gas

Self-managed gas procurement was already in place at the Luján de Cuyo (Mendoza) and San Lorenzo (Santa Fe) cogeneration plants under Res. No. 287/2017, covering both steam and power generation.

Total natural gas purchased in 2025 across all plants reached approximately 521 MMm³, broken down as follows:

•	Luján de Cuyo: 264.5 MMm³ (cogeneration steam + power, incl. self-managed under Res. No. 21/2025 and 400/2025)
•	San Lorenzo: 128.1 MMm³ (cogeneration steam plus power, incl. Bolivian imported gas)
•	Puerto complex: 9.8 MMm³ (self-managed for power generation under Res. No. 21/2025 and 400/2025, from March through May only)

Fuel Oil (FO): Out of the total consumption of 28.8 thousand tons set forth above, a total of 18.9 thousand tons were purchased for the Puerto Nuevo and Nuevo Puerto units under the self-managed fuel procurement scheme. The fuel oil purchases were sourced from Raizen Argentina.

Gas Oil (GO): For the Nuevo Puerto Combined Cycle, 19.9 Mm³ were self-procured from YPF, while the balance was supplied by CAMMESA in its capacity as last-resort supplier. With respect to the San Lorenzo cogeneration plant, 11 Mm³ were self-procured from Trafigura Argentina.

With respect to water consumption, water costs are incurred only in limited circumstances, as we generally produce the water required for our operations using our own facilities. In connection with the supply of steam to YPF’s Luján de Cuyo plant in Mendoza, we incur water costs when consumption exceeds the thresholds specified in our contract with YPF.

Electricity Generation from our Hydroelectric Complex

Piedra del Águila

The Piedra del Águila hydroelectric complex is the largest private sector hydroelectric generation complex in Argentina. It was completed in 1994 and is located approximately 1,200 kilometers to the southwest of Buenos Aires at the edge of Limay River and on the border of the provinces of Neuquén and Río Negro. Piedra del Águila has an installed capacity of 1,440 MW from four 360 MW generating units. Although the initial concession term expired on December 28, 2023, the Argentine Government granted Central Puerto an extension of two years while the privatization process of the HPDA plant unfolded. Since January 9, 2026, a new 30-year concession for the Piedra del Águila hydroelectric plant become effective, following a national and international public tender process conducted by the Argentine government. The facility has an installed capacity of 1,440 MW and the economic offer for the concession was US$245 million. The new concession secures long-term operating rights for one of the largest hydroelectric assets in Argentina.

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

Water resources allow Piedra del Águila to generate an average of 4,4 TWh per year (based on historical operations between 1994 and 2025, exclusive of electric power generated for internal use). During this period, the maximum generation in a single year was 7,3 TWh in 2006 and the lowest was 4 TWh in 2016.

The following table shows the electric power generated (in TWh/year) by Piedra del Águila during the period generation volumes 1994-2025:

70

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

Safety of the Paleochannel. There is a fluvial valley filled with basalt on the left bank of the dam, which we refer to as the “paleochannel”. This natural structure consists of the second part of the river closing, which was made waterproof to ensure stability. The paleochannel contained a potential leakage zone on the left bank. To mitigate risks associated with this potential leakage zone, a number of works were performed to reduce drainage gradients and ensure stability prior to the initial filling of the dam:

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

Electricity Generation from our Wind and Solar Generation Plants

 As of December 31, 2025, Central Puerto accounted for 8.4% of Argentina’s total wind energy generation and 7.0% of its total solar energy generation. As of the same date, Central Puerto had an installed wind capacity of 374 MW and solar capacity of 200 MW. Wind and solar generation assets together represented 8.3% of Central Puerto’s total installed power generation capacity.

As of the date of this annual report we operate seven wind farms (La Castellana I, La Castellana II, Achiras, Manque, Los Olivos, La Genoveva I and La Genoveva II) and three solar farms (Guañizuil IIA, Cafayate and San Carlos). All our renewable energy plants are operated by CP La Castellana S.A.U., a wholly-owned subsidiary of Central Puerto S.A.

La Castellana I is owned by CP La Castellana S.A.U., while La Castellana II, Manque, Los Olivos, La Genoveva II and the San Carlos solar farm are owned by Puerto Energías Renovables S.A.U and La Genoveva I is owned by Vientos La Genoveva S.A.U. The Achiras wind farm is owned by CP Achiras S.A.U. As of December 31, 2025, CP La Castellana S.A.U., Puerto Energías Renovables S.A.U, Vientos La Genoveva S.A.U. and CP Achiras S.A.U. were all wholly-owned subsidiaries of Central Puerto S.A. The PS Guañizuil II A solar farm is owned by CP Cordillera Solar S.A.U. which is a fully owned subsidiary of Central Puerto S.A. The Cafayate solar farm is 99.99% owned by Central Puerto S.A. and 0.01% by Proener S.A.U. as of December 31, 2025.

La Castellana I Wind Farm

La Castellana I is a wind farm located in the south of the Province of Buenos Aires, near the cities of Villarino and Bahía Blanca, and started its operations in August 2018.

La Castellana I has a total installed capacity of 100.8 MW, from 32 wind turbines, supplied from Nordex-Acciona, of 3.15 MW each.

Achiras Wind Farm

Achiras is a wind farm located in the east of the Province of Córdoba, near the city of Achiras, and started its operations in September 2018.

Achiras has a total installed capacity of 48 MW, from 15 wind turbines, supplied from Nordex-Acciona, of 3.2 MW each.

La Castellana II Wind Farm

La Castellana II is a wind farm located in the south of the Province of Buenos Aires, near the cities of Villarino and Bahía Blanca, and started its operations in July 2019. It has a total installed capacity of 15.2 MW, from 4 wind turbines, supplied by Vestas, of 3.6 MW each.

Manque Wind Farm

Manque is a wind farm located in the east of the Province of Córdoba, near the city of Achiras, and partially started its operations in December 2019 (38 MW), in January 2020 (15.2 MW), and fully in March 2020 (3.8 MW). It has a total installed capacity of 57 MW, from 15 wind turbines supplied by Vestas, of 3.8 MW each.

Los Olivos Wind Farm

Los Olivos is a wind farm located in the east of the Province of Córdoba, near the city of Achiras, and started its operations in February 2020. It has a total installed capacity of 22.8 MW, from 6 wind turbines supplied by Vestas, of 3.8 MW each.

La Genoveva I Wind Farm

La Genoveva I is a wind farm located in the south of the Province of Buenos Aires, near the town of Cabildo and 30 km to the northwest of the city of Bahía Blanca and started its operations in November 2020.

It has a total installed capacity of 88.2 MW, from 21 wind turbines, supplied from Vestas, of 4.2 MW each.

La Genoveva II Wind Farm

La Genoveva II is a wind farm located in the south of the Province of Buenos Aires, near the town of Cabildo and 30 km to the northwest of the city of Bahía Blanca and started its operations in September 2019.

It has a total installed capacity of 41.8 MW, from 11 wind turbines, supplied by Vestas, of 3.8 MW each.

Guañizuil IIA Solar Farm

On October 18, 2023, our subsidiary Proener acquired 100% of the capital stock of Cordillera Solar and Scatec Equinor Solutions S.A., who owned the solar power plant Guañizuil II A. Guañizuil IIA is a photovoltaic plant located in the Province of San Juan. The photovoltaic plant has an installed capacity of 117 MW dc /105 MW ac. The plant has a nominal rated power capacity of 100 MW, generating approximately 300 GWh/year. The plant counts with 358,560 solar panels and covers a total area of 270 hectares, being the third largest solar farm in Argentina. In addition, the Guañizuil II A solar power plant has a capacity factor of 33%, exceeding the average for the region and positioning it as one of the farms with the best capacity factor in the world. The remuneration scheme of the power plant is a PPA with CAMMESA under the Program Renov.ar 2.5 for 20 years.

Cafayate Solar Farm

On August 20, 2025, Central Puerto acquired from Canadian Solar Energy Group B.V. and Canadian Solar UY Holding Latam S.A. the 100% of the shares and votes of Fieldfare Argentina S.R.L. which owned and operated the Cafayate Solar Project, located in the Province of Salta, with a nominal power of approximately 80 MW and an annual generation of approximately 220 GWh. Our subsidiary PS Cafayate S.R.L. is the sole owner of this asset.

San Carlos Solar Farm

We successfully participated in CAMMESA’s auction under the MATER framework and were awarded 10 MW of dispatch priority for our Parque Solar San Carlos project, located in San Carlos, Province of Salta. Commercial operations of the project commenced in November 2025, with 10 MW of dispatch priority under the MATER framework. See “Item 4. A History and development of the Company—Renewable energy projects”.

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

After the commercial authorization was granted to the Manuel Belgrano power plant on January 7, 2010, and the San Martín power plant on February 2, 2010, we started to collect monthly payments of the receivables. As of December 31, 2025, we owned 11.31% of TJSM and 12.72% of TMB. The operating companies have a variable revenue (US$1.00 per MW generated) and a fixed revenue to compensate for their operating costs. In 2025, we received no dividends from our equity interests. See “Item 3D. Risk Factors—Risks Relating to our Business—Our interests in TJSM, TMB were diluted and CVOSA will be significantly diluted” and “Item 4.B. Business Overview—Our Affiliates—Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)”.

Additionally, on March 20, 2018, CAMMESA granted CVO commercial approval in the WEM as a combined cycle. A PPA between the CVO Trust and CAMMESA, through which the CVO Trust makes energy sales and, consequently, receives the cash flow to pay the trade receivables, had to be entered into in order to start the collections. The PPA agreement was entered into on February 7, 2019, with retroactive effect to March 20, 2018. As a result, the original amortization schedule from the CVO Agreement is in full force and effect.

During 2025 and 2024, we collected Ps.97.85 billion and Ps.110.06 billion from CVO receivables, respectively, in each case measured in Pesos as of December 31, 2025.

In accordance with the CVO agreements, after the first ten years of operation, ownership of the combined cycle plants was transferred from the trust to the operating companies, and the operating companies began to receive revenues from the sale of electric power generated by the plants. At that time, because the Argentine Government financed part of the construction of the plants, it became a shareholder of CVOSA, and our interests in CVOSA were significantly diluted. Although the precise extent of this potential dilution has not yet been defined, the Argentine Government’s ownership interest in CVOSA will be at least of 70%. The dilution of our interest in CVOSA will reduce our income from CVOSA and could adversely affect our results of operations.

Forestry assets

On December 27, 2022, our subsidiary Proener acquired 100.00% of the capital stock and votes of Forestal Argentina S.A. and Masisa Forestal S.A. (currently, Loma Alta Forestal S.A.) which own forestry assets in the provinces of Entre Ríos and Corrientes.

On May 3, 2023, we further expanded our forestry business, as our subsidiary Proener acquired 100% of the capital stock and votes of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. These companies own forestry assets in the province of Corrientes.

Following the merger of the above-mentioned forestry companies (see “Item 4—Information of the Company— Recent Developments—Simplification of Corporate Structure at Central Puerto S.A.”), we currently hold our forestry interests through two subsidiaries: (a) Forestal Argentina S.A., which owns approximately 141,000 hectares of land in the provinces of Entre Ríos and Corrientes, with a plantable area of approximately 77,500 hectares, of which approximately 67,000 hectares are planted with eucalyptus and pine; and (b) Loma Alta Forestal S.A., which owns approximately 19,400 hectares of land in the province of Corrientes, of which approximately 10,400 hectares are planted with pine.

Argentina has one of the highest forestry growth rates globally, with trees growing approximately ten times faster than in the Northern Hemisphere. These acquisitions have diversified our asset portfolio and operations and strengthened our position in the energy sector, as these assets are a potential source of future business opportunities related to carbon credits and biomass-based energy generation. Following these acquisitions, our property, plant and equipment include more than 160,000 hectares.

Market Area and Distribution Network

Market Area

Our power generation plants are located at different locations in Argentina. All of them are connected to the SADI, enabling coverage for residential and industrial users nationwide.

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

Cafayate Solar Farm: A Solar Farm located in the Province of Salta, near de City of Cafayate.

San Carlos Solar Farm: A Solar Farm located in the Province of Salta, near the City of San Carlos.

Distribution Network

All of our plants are connected to the SADI, which allows us to reach almost all electricity users in the country. The SADI permits interaction among all agents in the Argentine WEM and allows generating companies to dispatch power to Large Users and distributors through the transmission companies. The system is regulated and allows participation of all WEM agents, such as generators, transmission companies, distributors, Large Users and the Argentine Government through CAMMESA.

The prices for power transmission are regulated and based on the distance from the generating company to the user, among other factors. In this regard, our thermal power plants are strategically located in important city centers or near some of the system’s largest customers (e.g., YPF’s refineries), which constitutes a significant competitive advantage.

Our Customers

		For the year ended December 31,
Modality continuing operations	Main clients	2025
		(in thousands of Ps.)	(percentage of revenues)

Spot Sales	CAMMESA	548,762,404	50.0%
Term market Sales Under Contract	CAMMESA	281,004,785	25.6%
RenovAr Program	CAMMESA	67,621,049	6.2%
MATER sales under contracts	Cervecería y Maltería Quilmes S.A.I.C.A. y G. (subsidiary of AB Inbev); PBB Polisur S.A. (subsidiary of Dow Quemicals); Aguas y Saneamientos Argentinos S.A., among others.	101,703,205	9.3%
Steam sales	YPF / T6 Industrial S.A.	51,757,640	4.7%
Forestry	Enrique Zeni & Cia Saciafei Gran Mandisovi S.A. A.C.B. Alimentos Coronel Baigorria Urcel Argentina S.A. Borgo Horacio Rene	19,080,032	1.7%
Revenues from CVO thermal plant management	CVO Trust	18,616,093	1.7%
Other	YPF	8,876,982	0.8%
__________________
Notes:-
(1)	See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme”.

For a discussion of the different regulatory regimes under which we sell our electric power, see “Operating and Financial Review and Prospects—Factors Affecting our Results of Operation—Our Revenues” and “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry”.

Seasonality

Seasonality of Electricity Generation by Thermal Facilities

The following graph breaks down our average thermal energy production on a month-by-month basis since 2018:

77

__________________

Source: CAMMESA.

Seasonality of Water Resources and Electricity Generation of Piedra del Águila

The availability of water is the key factor for determining Piedra del Águila’s electric power generation capacity and is tied to annual and seasonal changes in rains in the upstream mountain area of Piedra del Águila. Water levels generally increase between May and December due to the winter rains and the spring thaw, and we are able to produce more energy over such periods. The following graph breaks down our average hydroelectric energy production since 2020 on a month-by-month basis:

__________________

Source: CAMMESA.

Seasonality of Wind and Solar Resources and Electricity Generation of Achiras, La Castellana I, La Castellana II, La Genoveva I, La Genoveva II, Manque and Los Olivos wind farms and Guañizuil II, Cafayate and San Carlos solar farms

The availability of wind resources is the key factor for determining the wind farms electric power generation capacity and is tied to annual and seasonal changes in wind speed in the areas where each farm is located. Wind speed is generally higher between May and September, and we are able to produce more energy over such periods. For additional information on environmental issues that may affect our operations, see “Item 3.D.—Risk Factors—Risks relating to Our Business—Our ability to operate wind and solar farms profitably is highly dependent on suitable wind or sun and associated weather conditions, climate change and energy transition could affect our business”.

The following graphic shows our renewable energy production from our wind and solar farms on a month-by-month basis since its inception and until December 2025:

__________________

Source: CAMMESA

Competition

The demand for electric power in Argentina is served by a variety of generation companies, both state-owned and private-owned. These companies pursue the right to supply generation capacity and electric power and to develop projects to serve the demand for electric power in Argentina. Some of our foreign competitors are substantially larger and have substantially greater resources than our company. Because of the significant gap between the demand and supply of electric power in Argentina, voluntary and forced blackouts at times of seasonal peak consumption have occurred. On February 10, 2025, SADI recorded an all-time peak power demand of 30,257 MW, surpassing the previous record of 29,653 MW set on February 1, 2024. In 2025, 4,304 GWh were imported, representing a 7.52% decrease in energy imports as compared to 2024.

Our primary competitors in the electric power generation market are Pampa Energía S.A., The AES Corporation, YPF EE, MSU Energy, Albanesi, and GENNEIA.

Below we detail the installed capacity of the main private sector generators in Argentina, as of December 31, 2025:

	Power (MW)%
Central Puerto	6,837	15.5%
Pampa Energía S.A.	4,991	11.3%
YPF EE	3,679	8.3%
The AES Corporation	3,620	8.2%
MSU Energy	1,742	3.9%
Albanesi	1,706	3.9%
GENNEIA	1,592	3.6%
__________________
Notes:-

Based on company’s financial statements as of and for the year ended December 31, 2025. Data from CAMMESA. Does not include Foninvemem asset (3,167 MW).

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

KCal/KWh by power of thermal units
4,000
3,500
3,000
2,500
2,000
1,500
1,000
KCal/KWh
0
5,000
10,000
15,000
20,000
25,000
Accumulated Power [MW]
LDCUTG22
LDCUTG24
LDCUTG23
COSTTV01
COSTTV02
COSTTV03
COSTT...
NPUETV05
PNUETV09
LDCUTV12
LDCUTV11
PNUETV08
PNUETV07
NPUETV06
BLOPTG
2300 Kcal/KWh
LDCUCC
CEPUCC
LDCUCC
BSASCC
COSTCC
TER6CC

__________________

Source: CAMMESA’s seasonal programing.

We have developed business relationships over the years with strategic companies from the oil and gas and the biofuel sectors, and in the past have participated in certain joint ventures with some of them. We are one of the largest consumers of natural gas in Argentina’s electric power sector, as well as the one of the largest consumers of fuel oil and gas oil.

Our exposure to changes in fuel prices has increased since the issuance of Res. No. 21/2025 and Res. No. 400/2025. Prior to these resolutions, the fuel necessary to produce our base energy was supplied by CAMMESA at no charge, and the price received by generators for such energy was determined by the SE without reference to the cost of the fuel supplied. Under the framework introduced by Res. No. 21/2025 and 400/2025, which established a progressive normalization of the WEM, generators are progressively transitioning toward a scheme in which fuel costs are no longer fully absorbed by CAMMESA. As a result, we are increasingly exposed to fluctuations in the prices of natural gas, gas oil and fuel oil used across our generating units. To the extent that we are unable to pass through or hedge such increased fuel costs, our results of operations and financial condition could be materially and adversely affected.

 The transition from CAMMESA being the sole fuel supplier to a self-management model marks a structural shift in how we source fuel, thereby increasing our direct market exposure to price volatility. CAMMESA retains a last-resort supplier role for liquid fuels under certain conditions, particularly during the winter season.

During the first two months of 2025, CAMMESA remained the sole supplier of liquid fuels to generators under the framework established by Res. No. 95/2013. Beginning in March 2025, we initiated the self-management of liquid fuel procurement for electricity generation in accordance with Res. No. 21/2025.

With respect to natural gas, pursuant to Res. No. 400/2025, generators are permitted to procure the natural gas required for electricity generation. However, CAMMESA continues to hold natural gas supply contracts with oil and gas producers under Plan Gas IV, which are scheduled to expire on December 31, 2028. Until such date, we have adhered to a natural gas pool managed by CAMMESA in order to comply with existing contractual commitments. In addition to the volumes supplied by CAMMESA, we have the flexibility to procure incremental natural gas volumes in the market during certain periods of the year.

Beginning in January 2029, we expect to assume full responsibility for the procurement of natural gas required to operate our thermal generation facilities.

Insurance

We carry commercial and personal insurance coverage for certain of our power generation plants, located at different geographical locations within Argentina. The following list includes all the insurance risk covered:

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
3.	C Commercial Excess Liability (CEPU only)
This coverage protects against the same risks described under Commercial General Liability, but provides coverage in excess of the underlying primary insurance limits, up to a combined limit of US$50,000,000 (concurrent across all locations).

4.	Port Operators Liability (CEPU only)
Covers CEPU’s liability to third parties for personal injury or property damage arising from occurrences or events in connection with day-to-day port operator activities.

5.	Directors and Officers Liability
This policy covers claims made against individuals while serving as directors or officers. Coverage is payable to such directors and officers, or to the organization itself, as indemnification or reimbursement for losses, or as advancement of defense costs, in the event an insured party suffers a loss arising from a legal action alleging wrongful acts in their capacity as directors or officers.

6.	Motor Vehicle + Mobile Equipment

CEPU and its subsidiaries maintain coverage for fleet vehicles, trucks, and mobile equipment used in daily operations. Coverage ranges from basic third-party liability for mobile equipment to comprehensive coverage for certain vehicles, including protection against theft, fire, hail, vandalism, and property damage.

7.	Worker’s Compensation
This insurance covers wages and medical benefits to employees injured in the course of employment and/or while commuting to and from work.

8.	Compulsory Life Insurance
This coverage is provided by the employer and guarantees the payment of a death benefit to designated beneficiaries upon the death of the insured employee.

9.	Optional Term Life Insurance
This is an optional and additional coverage the employer pays over the basic compulsory life insurance in order to guarantee its employees the payment of 24 additional wages in case of death. This is part of an employee benefits plan.

10.	Ocean & Inland Transit Risks
Provides annual transit coverage for all stages of transit and delivery, including marine, dock, air, and inland transportation, for shipments to and from locations worldwide and within Argentine territory. Premiums are paid monthly on an ex-post basis.

11.	Commercial Business Combined

This policy is a tailored commercial insurance program designed to provide coverage specifically for the offices and warehouses owned by CEPU located in the city of Neuquén, the town of Piedra del Águila, and the Piedra del Águila Hydroelectric Dam facility.

The policy is structured as a comprehensive business coverage program consolidated under a single policy, encompassing a broad range of coverages, including, without limitation: employers' liability, public liability, product liability, legal expenses, material damage and theft, and goods in transit. Additional coverages may be included as set forth in the applicable policy schedules and endorsements.

12.	Construction All Risks / Erection All Risks (CAR/EAR)

This is a non-standard insurance policy that provides coverage for both property damage and third-party claims arising from bodily injury or property damage in connection with construction projects. We maintain this insurance for each construction project we undertake, and we obtain such coverage on a project-by-project basis as new construction activities commence.

13.	Environmental Surety Bond
A mandatory financial guarantee under Law No. 25,675, required for activities with environmental risk. The insurance covers ecological damage and costs incurred in the provision of emergency services and environmental clean-up.

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

In May 2025, TÜV Rheinland completed a series of ISO recertification audits. The details of the certificates are as follows:

Standard: ISO 14001/2015

Certificate Register. No.: 01 10406 1629668

Certificate Holder: Central Puerto S.A. Av. Tomas Edison 2701 Ciudad Autónoma de Buenos Aires Argentina.

Scope: Generation of electric energy from hydraulic energy, thermal energy (gaseous and liquid fuel), wind energy, photovoltaic energy. Steam production. Operation and maintenance of extra high voltage line.

Validity: The certificate is valid from 2022-08-18 until 2028-07-12.

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

Validity: The certificate is valid until 2028-07-27

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

Safety and Hygiene

In managing occupational safety and health we seek to protect people and our own and third parties’ property, assuming that:

•	all accidents and occupational diseases can be prevented;

•	compliance with applicable occupational and health standards is the responsibility of all individuals participating in activities in our facilities; and

•	raising awareness among individuals contributes to the welfare at the workplace and to the improved individual and collective development of the members of the work community.

Our commitment to ongoing improvement compels us to review the sufficiency of our current policy and its stated goals on an ongoing basis. ensuring its adequacy in light of the changes required by the market and applicable laws.

In May 2025, TÜV Rheinland completed a series of ISO recertification audits to expand the scope of the existing certificates and include two new sites: Lujan de Cuyo and San Lorenzo. As of the date of this annual report, we hold the following certificates:

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

Validity: The certificate is valid from 2024-10-21 until 2027-10-04.

Including the locations:

No:	Name/Location	Scope
1	Central Hidroeléctrica Piedra del Águila Ruta Nacional 237, Km 1450.5 8315 Piedra del Águila Provincia de Neuquén	Generation of electric energy from: hydraulic energy
2	Central Puerto S.A. – Planta Brigadier Lopez Ruta 11 Km 455 3017 Parque Industrial Sauce Viejo, Calle 8, Colectora Norte Santa Fe–- Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels).
3	c/o Central Puerto S.A.–- para su subsidiaria Parque Eólico Achiras Lote 325, Parcela 1274 Lat 33° 12’ 44,23’’S, Long 65º 5’ 16,52 ’’ O Córdoba-Achiras, Argentina	Generation of electric energy from: wind energy.
4	c/o Central Puerto S.A.–- para su subsidiaria Parque Eólico La Castellana Camino rural altura de la RN 3, Km 712,5’Lat. 38º 38 ́ 22,40’’S Long. 62º 43 ́1,04 ́ ́ O–- Villarino, Buenos Aires Argentina	Generation of electric energy from: wind energy.
5	c/o Central Puerto S.A. para su subsidiaria Parque Eólico La Castellana II Ruta 3 km 712,5 sobre camino Vecinal Villarino, Buenos Aires, Argentina	Generation of electric energy from: wind energy.
6	c/o Central Puerto S.A. para su subsidiaria Parque Eólico La Genoveva II Ruta 51 Km 705 Cabildo, Buenos Aires, Argentina	Generation of electric energy from: wind energy.
7	c/o Central Puerto S.A. para su subsidiaria Parque Eólico Manque (Latitud 33°13’35.26”S; Longitud 65° 4’ 38.69”O) Achiras, Córdoba, Argentina	Generation of electric energy from: wind energy.
8	c/o Central Puerto S.A. para su subsidiaria Parque Eólico Los Olivos (Latitud 33°15’50.34”S; Longitud 65° 2’59.94”O) Achiras, Córboba, Argentina	Generation of electric energy from: wind energy.
9	c/o Central Puerto S.A. para su subsidiaria Parque Eólico Vientos La Genoveva I Ruta 51 Km 705 Cabildo, Buenos Aires Argentina	Generation of electric energy from: wind energy.
10	Central Puerto S.A – Planta Mendoza (Centrales Lujan de Cuyo y Cruz de Piedra) Ruta 84 S/N Parque Industrial Provincial 5507 Lujan de Cuyo, Mendoza, Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels).
11	Central Puerto S.A – Planta Cogeneración San Lorenzo. Combate punta quebracho s/N, zona rural, Puerto Gral. San Martín, Santa Fe, Argentina	Generation of electric energy from: thermal energy (gaseous and liquid fuels). Steam production and Operation and Maintenance of extra high voltage line

Certificate Register. No.: 01 21306 2329630

Certificate Holder: Central Costanera S.A. Av. España 3301.Ciudad Autónoma de Buenos Aires

Scope: Generation of electric energy from: thermal energy (gaseous and liquid fuel).

Validity: The certificate is valid until 2028-07-27

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

•        Nuevo Puerto plant: Environmental Management System with ISO 14001/2015 certificate and Quality Management System with ISO 9001/2015 certificate

•        Puerto Nuevo plant: Environmental Management System with ISO 14001/20015 certificate and Quality Management System with ISO 9001/2015 certificate.

Certification body: From 2004 through 2015: IRAM From 2016-2026: TÜV Rheinland
• Luján de Cuyo plant: Environmental Management System with ISO 14001/2015 certificate and Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001/2018 (through May 2025) certificate.
Certification body: From 2004 through 2015: SGS From 2016 through 2026: TÜV Rheinland

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
Certification body: From 2019 through 2023 (through 2025 to ISO 45001): TÜV Rheinland

• Wind Farms Manque and Los Olivos: Environmental Management System with ISO 14001/2015 certificate, Quality Management System with ISO 9001/2015 certificate and Occupation Safety and Health Management System with ISO 45001:2018 (through July 2025) certificate.
Certification body: From 2020 through 2023 (through 2025 to ISO 45001): TÜV Rheinland

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
Certification body: From 2021 through 2025: TÜV Rheinland

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

History

For most of the second half of the 20th century, the Argentine Government controlled the assets and operations of the country's electric power sector. By 1990, the public sector controlled virtually all electric power supply in Argentina (97% of total generation). The Argentine Government regulated the industry at the national level and controlled national electric power companies, while several provinces also operated their own utilities.

As part of the economic plan adopted by former President Carlos Menem, the Argentine Government undertook an extensive privatization program covering all major state-owned industries, including electric power generation, transmission, and distribution. Argentine Law No. 23,696 (passed in 1989) (the “Federal Reform Law”) declared a state of emergency for all public services and authorized the Argentine Government to reorganize and privatize public companies.

The privatization policy had two primary objectives: (i) reducing rates and improving service quality through free market competition and (ii) preventing concentration of control within each market subsector to limit participants' ability to fix prices. Separate limitations and restrictions were imposed on each subsector to achieve these goals.

Pursuant to the Federal Reform Law, Decree No. 634/1991 established guidelines for: (a) decentralizing the electric power industry; (b) structuring the electric power market; and (c) enabling private sector participation in the generation, transmission, distribution, and trading subsectors.

General Overview of Legal Framework

Key Statutes and Complementary Regulations

The body of rules that constitutes the basic regulatory framework of the Argentine electric power sector currently in force are the following: (i) Law No. 15,336, enacted on September 20, 1960, as amended by Law No. 24,065, passed on December 19, 1991, partially promulgated by Decree No. 13/92, and regulated by Decree No. 1398/92 and Decree No. 186/95 (collectively, the “Regulatory Framework”), (ii) Law 24,065, as amended through Decree No. 450/2025, which implemented privatizations of government-owned companies in the electric power sector and separated the industry vertically into four categories: generation, transmission, distribution and demand, and it also provided for the organization of the WEM (described in greater detail below) based on the guidelines set forth in Decree No. 634/91; and (iii) Decree No. 186/95 also created the notion of “participant,” among which it is worth mentioning the “trader,” which is defined as a company that is not a WEM agent but trades electric power in bulk; (iv) Decree No. 55/23 declared an emergency in the generation, transportation and distribution segments of electric energy, as well as in the transportation and distribution of natural gas under federal jurisdiction, until December 31, 2024, which was then extended by Decree No. 1023/2024 and Decree No. 370/25 until July 9, 2026, and it also instructed the Secretariat of Energy to develop, enact and implement a program of necessary actions, with the stated purpose of establishing price sanction mechanisms under competitive conditions, maintaining revenue levels and covering investment needs to guarantee the continued provision of public utilities for the transportation and distribution of electric power and natural gas; and (v) Law No. 27,742, which declared a public emergency in administrative, economic, financial and energy matters until July 2025.

In addition to the regulations previously mentioned, it is important to highlight that, in response to the economic crisis that Argentina experienced between 2001 and 2002, the Argentine Government has declared, ever since, several public emergencies in the context of which a series of significant measures were introduced to the regulatory framework applicable to the electricity sector. These measures have had significant adverse effects on electricity generation, distribution and transmission companies.

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

Recently, Decree No. 450/2025 provided for the Secretariat of Energy to issue the necessary regulations to review the Procedures, for purposes of determining their repeal or their maximum term of validity, during the 24-month transition period established by the aforementioned Decree.

Accordingly, on October 21, 2025, Secretariat of Energy Resolution No. 400/2025 was published in the Official Gazette, whereby the “Rules for the Normalization of the MEM and its Progressive Adaptation” were approved, applicable to the Economic Transactions of the MEM as from November 1, 2025.

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

Regulatory entity – ENRE and the creation of the new Argentine National Gas and Electricity Regulator

Law No. 24,065 also created the Ente Nacional Regulador de la Electricidad (Argentine National Electricity Regulator) (ENRE) as an autonomous entity within the scope of the current Secretariat of Energy. In July 2024, Law No. 27,742 established the creation of the Ente Nacional Regulador del Gas y la Electricidad (Argentine National Gas and Electricity Regulator) (“ENGRE”), which, once constituted, will replace and assume the functions of the ENRE and ENARGAS, pursuant to art. 161.

The main duties of the ENRE are the following: (a) enforcing the Regulatory Framework and controlling the rendering of public services and the performance of the obligations set forth in the concession contracts at a national level; (b) issuing the regulations applicable to the WEM agents; (c) setting forth the basis for calculation of tariffs and approving the tariff schedules of transmission and distribution companies holding national concessions; (d) authorizing electrical conduit easements; and (e) authorizing the construction of new facilities. Besides, Law No. 24,065 has entrusted ENRE with jurisdictional activity. Any dispute arising between WEM agents should be subject to prior compulsory jurisdiction of ENRE (subject to further judicial review).

Pursuant to art. 58 of Law No. 24,065, regulated by Decree No. 1398/92, ENRE’s board of directors should be composed of five (5) members, who shall be elected through a selection procedure by open call (convocatoria abierta) among professionals who have the required curricular background. However, in 2019, Section 6 of the Solidarity Law No. 27,541 authorized the Argentine Government to intervene ENRE’s board for one year. Since then, the ENRE has been intervened by virtue of Decrees No. 277/2020, 1020/2020, 871/2021, 815/2022 and recently, Decrees No. 55/2023, 1023/2024 and 370/25, issued by the Milei administration, until July 9, 2026, or until the new regulatory entity has been duly constituted and is fully operational and the members of its Board of Directors have been appointed (whichever occurs first).

On July 4, 2025, through Decree No. 452/2025, the Argentine Government ordered the creation of the ENGRE. The ENGRE will be governed and administered by a Board of Directors composed of five members: a President, a Vice-President, and three Directors, each appointed for a five-year term, with indefinite eligibility for reappointment. The selection process for the members of the Board of Directors will be conducted by the Secretariat of Energy, which will submit its recommendation to the Argentine Government for final approval of the Board’s members. Pursuant to Decree No. 452/2025, the ENGRE must be operative within 180 calendar days from the publication of its creation in the Official Gazette.

The new authority will enjoy administrative autonomy and independence in terms of budget and operating, as well as full legal capacity to act under both public and private law. Its assets will consist of those transferred to it and those it may acquire in the future. In its relations with private parties and with the Argentine Government, the ENGRE will be governed by the procedures set forth in the National Administrative Procedures Law No. 19,549, except as otherwise expressly provided in the applicable regulatory frameworks and their implementing regulations.

Until the ENGRE approves its organizational structure, the ENRE will remain in force and will continue to exercise its assigned responsibilities, powers, and functions in order to ensure the continuity of operational activities. As of this date, the new authority is not yet operative, as the members of its Board of Directors have not yet been appointed.

Pursuant to Decree No. 452/2025, the Board of Directors of the new authority will be able to:

a.	enforce and oversee compliance with the legal and regulatory provisions governing the ENGRE’s activities;
b.	adopt the ENGRE’s internal bylaws;
c.	advise the Argentine Government on all matters within the authority’s jurisdiction;
d.	hire and remove the ENGRE’s personnel and determine their duties and employment conditions;
e.	prepare the annual operating budget and resource forecast, to be submitted to the Argentine Government for approval and inclusion in the draft National Budget Law for the relevant fiscal year;
f.	prepare its annual report and financial statements;
g.	impose the sanctions provided for under the gas and electricity regulatory frameworks and their implementing regulations; and
h.	generally, to perform all other acts necessary for the fulfillment of the ENGRE’s functions and the objectives set forth in the applicable regulatory frameworks.

The Secretariat of Energy

In addition to the ENRE, one of the main regulatory entities in Argentina is the Secretariat of Energy.

Its role is defined in Law No. 24,065 and Decree No. 50/2019. Pursuant to Decree No. 50/2019 (as amended, particularly by Decree No. 480/2022), the Secretariat of Energy, currently under the orbit of the Ministry of Economy, has overall responsibility for organizing the electricity industry and establishing the policies applicable to the sector, among other objectives according to Decree No. 293/2024. Within the scope of the Secretariat of Energy, the Undersecretariat of Electric Energy is in charge of assisting the enforcement authority.

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

Pursuant to Resolution No. 2022/2005, the Secretariat of Energy had the power to define the regulatory instructions and mandates that could be issued to CAMMESA. This power was revoked by Resolution No. 150/2024, published in the Official Gazette on July 10, 2024. The purpose was to gradually channel the National Electric Sector towards the guiding principles of the Regulatory Framework (especially Laws. No. 15,336 and 24,065) and reduce the intervention of the Argentine Government in the electric power market.

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

2.	a spot market, where prices were established on an hourly basis based on the economic production cost, represented by the short-term marginal cost measured at the system’s load center (market node) (however, in practice, this system has suffered significant regulatory distortions since the year 2002). Purchases made in the spot market vary according to the nature of the buyer: large users, generators and self-generators pay the Spot Price, while distributors pay a seasonal price calculated by CAMMESA and approved by the Secretariat of Energy. Seasonal prices are periodically established by the Secretariat of Energy based on the programming made by CAMMESA, and maintained for six-month periods (subject to quarterly adjustments), in order for distributors to pay a stabilized price, and thus be able to transfer it to the tariffs paid by end users. It should be noted that since 2002, this price is not transferred in full to demand agents of the WEM, which in turn leads to relevant deficits in the stabilization fund administered by CAMMESA. Finally, the electricity remuneration values for generators (Spot Sales) are set by the Argentine Government; and

3.	a quarterly stabilization system of spot market prices, managed by CAMMESA, intended for the purchases of electric power by distributors.

The following chart shows the relationships among the various actors in the WEM:

93

__________________

Source: CAMMESA.

Recently, within the framework of Decree No. 450/2025, and the guidelines issued to CAMMESA, the Secretariat of Energy issued Res. No. 400/2025, published in the Official Gazette on October 21, 2025. The resolution approved the “Rules for the Normalization of the MEM and Its Progressive Adaptation”, which apply to WEM economic transactions as from November 1, 2025.

The main amendments introduced by Resolution No. 400/2025 include the following:

•	Redefinition of the structure of distributor-supplied demand in the WEM, dividing it into two categories: (i) Distribution Large User Demand (Grandes Usuarios de Distribución – GUDI, consumption ≥ 300 kW), and (ii) Seasonal Distribution Demand (“DEDMEM”), which includes residential and non-residential users that do not yet procure energy independently.
•	Establishment of priority supply of DEDMEM through “Assigned Generation” with any remaining demand to be covered through the Spot Market or distributors’ forward contracts. Assigned Generation includes: generation plants with existing PPAs (thermal and renewable, including those under Res. SE No. 220/2007, 21/2016, 287/2017, FONINVEMEM, GENREN, RenovAr, RenMDI and MiniRen programs), nationally granted and binational hydroelectric plants (Yacyretá and Salto Grande), nuclear generation (NASA), and centralized imports. The costs of Assigned Generation are passed through to DEDMEM through stabilized prices.
•	Granting absolute priority to residential demand in the allocation of Assigned Generation. Non-residential demand will be supplied with the remaining Assigned Generation and, in the event of a shortfall, distributors must procure energy through Spot Market purchases or bilateral contracts in the term market.
•	Classification of all non-assigned generation as Spot Generation, operating under a competitive regime with prices determined on a marginal cost basis:
o	Thermal and renewable plants will migrate to this regime upon expiration of their existing contracts and may sell energy either in the Spot Market or through term market contracts.
o	Hydroelectric and nuclear plants will continue to be governed by specific regulatory regimes.
o	Provincially owned plants may freely participate in both markets.

•	Creation of the “New Generation” category, applicable to facilities achieving commercial operation after January 1, 2025. New Generation benefits from pro-competition rules (e.g., full rent factor recognition for energy) and may be eligible, subject to approval, for participation in the Additional Reliability Reserve Service, with specific capacity remuneration and location requirements.
•	Approval of a new energy and capacity remuneration scheme for both Spot Generation and Spot Demand, based on marginal price signals reflecting actual supply costs, with transitional adjustment factors.
•	Relaunch of the Energy and Capacity Term Market, enabling bilateral contracts among generators, distributors, and large users to cover both variable costs (energy) and fixed costs (capacity).
•	Implementation of a transitional fuel management regime.
•	Specific treatment for state-administered assets: ENARSA-owned thermal plants (including San Martín and Belgrano) are allocated to supply the Spot Market until privatization; combined-cycle units subject to availability agreements (Res. No. 59/2023) will maintain their current regime unless they opt into the new framework.
•	Creation of two system reliability reserve services:
o	the Base Reliability Reserve Service, applicable to existing thermal generation, with remuneration of US$ 1,000 per MW-month (subject to exclusions); and
o	the Additional Reliability Reserve Service, aimed at new hydro/termal generation or storage capacity, with remuneration of US$ 9,000 per MW-month for up to ten years, subject to regulatory approval and location-needs of the SADI.

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

Following the enactment of Res. No. 95/2013, the incorporation of new PPAs in the term market was suspended, except for those power purchase agreements executed under certain special regimes. However, more recently, Resolution 21/2025 introduced a new exception to the temporary suspension and stipulated that, effective from January 1, 2025, projects for the generation, self-generation, or cogeneration of electricity from thermal, hydroelectric, or nuclear sources may enter into PPAs in the WEM, and manage them in accordance with the 'Procedures for the Scheduling of Operations, Load Dispatch, and Price Calculation’. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme” below.

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

Within this framework, the Argentine Government launched a series of bidding processes for the development of renewable power generation projects—See “Item 4.B. Business Overview—The Argentina Electric Power Sector— RenovAR (Round 1, Round 1.5 and Round 2): Bidding Process for Renewable Energy Generation Projects”—, and also implemented the Renewable Energy Term Market by means of Resolution No. 281-E/2017 of the former Ministry of Energy and Mining—See “Item 4.B. Business Overview—The Argentina Electric Power Sector— The Renewable Energy Term Market in Argentina - Resolution No. 281-E/17”.

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

Traders

Since 1997, traders have been authorized to participate in the WEM by intermediating block sales of energy.

Vertical and Horizontal Restrictions

The WEM agents are subject to vertical restrictions, pursuant to Law No. 24,065 and Decree No. 1398/92, according to which:

1.	neither a generation or distribution company nor a Large User or any of its controlled companies or its controlling company, can be an owner or a majority shareholder of a transmission company or the controlling entity of a transmission company. Nevertheless, the Argentine Government may authorize a generation or distribution company or a Large User to build, at its own cost and for its own need, a transport network for which it will establish the modality and form of operation.

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

All import and export transactions conducted through the term market require the prior authorization of the Undersecretary of Electric Energy and CAMMESA. This authority is currently held by the Undersecretary of Electric Energy under the terms of the powers conferred by point IX of Decree No. 50/2019 (amended by Decree No. 804/2020).

Electricity Dispatch and Spot Market Pricing prior to Res. No. 95/13

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

The remuneration regime for electricity generation was modified and supplemented by numerous resolutions in the years that followed: (i) Res. No. 529/14, (ii) Res. No. 482/2015, (iii) Res. No. 22/2016, (iv) Res. No. 19/17 (which established a remuneration scheme in US dollars); (v) Res. No. 1/19 (which maintained the scheme in US dollars); (iv) Res. No. 31/20 (which re-established a remuneration scheme valued in Argentine pesos), and through several other resolutions, the most recent being Res. No. 602/2025.

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

On December 15, 2015, through Decree 134/2015 the Argentine Government declared a state of emergency with respect to the Argentine electric power sector until December 31, 2017.

On December 20, 2019, the Solidarity Law No. 27,541 was enacted, which once again declared a public emergency in tariff and energy matters, extending such declaration to the economic, financial, fiscal, administrative, pension, health, and social fields, delegating to the Argentine Government a variety of powers to fulfill the objectives envisaged in the regulation.

On December 18, 2023, the Argentine Government (under the Milei Administration) issued Decree No. 55/2023 which (i) declared a state of emergency in the segments of electricity generation, transmission, and distribution, as well as in the transmission and distribution of natural gas under federal jurisdiction until December 31, 2024; (ii) initiated the process for tariff review for providers of electricity and natural gas transmission and distribution services; and (iii) order the intervention of ENRE and ENARGAS. The emergency was extended through Decrees 1023/2024 and Decree 370/2025 until July 9, 2026.

Law No. 27,742, within the framework of the energy emergency declared in its Section 1, empowered the Argentine Government to adjust the Regulatory Framework for a period of one year, in order to:

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

On May 24, 2024, we reported that we entered into an agreement with CAMMESA within the framework of resolutions issued by the SE in connection with the debts of CAMMESA for transactions corresponding to the months of December 2023 and January and February 2024, by virtue of which outstanding debts were paid by CAMMESA. Such debt was paid through the delivery of public securities ("BONDS OF THE ARGENTINE REPUBLIC IN US DOLLARS STEP UP 2038" (BONO USD 2038 L.A.)) and funds available in bank accounts enabled in CAMMESA within 48 hours from the signing of the agreement. As of the date of this annual report, there are no outstanding liabilities in connection with this agreement.

The FONINVEMEM and Similar Programs

In 2004, the Argentine Government, seeking to increase generation capacity, created the FONINVEMEM (Res. No. 712/2004), a fund to be administered by CAMMESA. To provide capital for the FONINVEMEM, the former Secretariat of Electric Energy invited all WEM participants holding LVFVDs (Liquidaciones de Venta con Fecha de Vencimiento a Definir, as per Res. No. 406/2003 and 943/2003) that originated from amounts owed by CAMMESA’s to generators from the period January 2004 to December 2006, to contribute these credits to the FONINVEMEM. In the initial stages of the FONINVEMEM, generators had to participate in the construction of two new 800 MW combined cycle thermal generation plants. Consequently, on December 13, 2005, the generation companies TMB and TJSM were created. Subsequently the generators also contributed the LVFVDs from 2007 to said projects.

The FONINVEMEM reimburses the private sector contributors the amount of their contributed receivables in 120 equal, consecutive monthly installments starting from the commercial launch date of the plants, converted into U.S. dollars at the rate effective as of the date of the applicable agreement, with interest at the interest rate specified in the applicable agreement for each project. For further information, see “Item 4.B. Business Overview—FONINVEMEM and Similar Programs”.

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

Energía Plus

In September 2006, the Secretariat of Energy issued Resolution No. 1281/06 which created the Energía Plus Service, to respond to the sustained increase in energy demand and to foster new private sector interested parties to invest fresh capital into the energy sector in order to generate new energy sources. Nevertheless, this regime was recently repealed through Res. No. 21/2025 of the Ministry of Economy.

Res. No. 1281/06, which created the Energía Plus Service, provided that:

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

Even though this regime is no longer in force, Res. No. 21/2025 provided that the execution of new contracts or the renewal of existing contracts in the term market, under the Energía Plus Service modality could only occur until October 31, 2025. Existing contracts under this modality will remain in force and continue to be in force under their current terms and conditions until their respective expiration.

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

Call for Bids for New Thermal Generation Capacity and Associated Electricity Generation

As of the date of this annual report, there are no new thermal generation capacity or associated electricity generation bids ongoing or announced.

By means of Res. No. 21/16, the former Secretariat of Electric Energy called for bids for thermal generation capacity and associated electric power generation. The energy was to be made available in the WEM to meet essential demand requirements beginning with the following seasons: summer 2016/2017, winter 2017 and summer 2017/2018.

Res. No. 21 sets forth the guidelines for wholesale demand contracts, which included, among other things, the following terms: (i) the contractual term is required to be between five and ten years; (ii) the maximum specific consumption of each generating unit by type of fuel used is required to be lower than 2,500 kilocalories per kilowatt-hour; (iii) a set of remedies are required to be defined for failures to comply with the committed availability of generation capacity; (iv) the supply of and recognition of the cost of fuel used by the machines and power plants involved is required to be included in accordance with applicable regulations; (v) contracts are required to have first priority in payment and rank equally with existing supply agreements with BICE in its role as trustee of the trusts “Central Termoeléctrica Manuel Belgrano” and “Central Termoeléctrica Timbúes” since January and February 2010, respectively, and priority in payment must rank equally with payment obligations in respect of liquid fuel purchases for electric power generation; and (vi) the contracts are required to include other features stemming from the provisions of Resolution No. 21.

In accordance with Res. No.21, the former Secretariat of Electric Energy received bids for 6,611 MW and awarded an aggregate amount of 2,871 MW.

Pursuant to Res. No. 155/16 and Res. No. 216/16, the former Secretariat of Electric Energy authorized CAMMESA to subscribe the wholesale demand contracts with every winning bidder, for 1,915 MW with an average price of US$21.833/MW-month, and for 956 MW with an average price of US$19.907/MW-month, respectively. In addition, through Resolution No. 387/16, the former Secretariat of Electric Energy authorized CAMMESA to execute additional wholesale demand contracts for two generation projects (one for 100 MW and the other for 137 MW).

Through Res. No. 287-E/2017, the former Secretariat of Electric Energy called for a new thermal power tender for the execution of long-term power purchase agreements. The tender focuses on combined cycle conversion projects and co-generation project.

PPAs were awarded to different projects, by means of Res. No. 820/2017 and Res. No. 926/2017.

ENARSA transfers

Decree No. 882/2017 instructed the former Ministry of Energy and Mining (acting as a shareholder of IEASA, currently named ENARSA), to implement the necessary measures so that ENARSA sells, assigns or transfers its assets, rights and/or shares (as the case may be) related to Ensenada Barragan, Brigadier Lopez and Manuel Belgrano II thermal power plants and Compañía Inversora de Transmisión Eléctrica CITELEC S.A.

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

The bidding terms and conditions of the bidding contest to transfer Ensenada Barragan and Brigadier Lopez power plants were approved by means of Res. No. 289/2018 of the former Ministry of Energy and Mining. We submitted offers for both power plants, on February 27, 2019, and we were notified that we had been awarded Brigadier Lopez Power Plant, which was effectively transferred on June 14, 2019.

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

To promote renewable energy, Law No. 26,190 was enacted in December 2006 and approved the National Promotional Regime for the Use of Sources of Renewable Energy destined to Power Generation (the “Promotional Regime”). The renewable energy sources provided for in this system include wind, solar, geothermal, tidal, hydraulic (hydroelectric power plants up to 30 MW), biomass, landfill gas, sewage-treatment plant gas and biogas (except for the uses provided for in Law No. 26,093 on biofuels). The purpose of Law No. 26,190 is to increase the proportion of energy provided by renewable energy sources to 8% of the national electric power consumption within ten years from its effective date. Law No. 26,190 also established a system of investments for the construction of new works intended to generate electric power from renewable energy sources, which will remain in force for a term of ten years. The system set forth by Law No. 26,190 has been excluded from the general remuneration scheme regulated by Res. No. 95/13 as amended (as described below).

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

Tax Benefits Under Law No. 26,190

The former regime includes the following tax benefits:

1.	Early refund of the VAT on the project’s new depreciable assets or infrastructure works: the VAT as invoiced to the beneficiaries on the purchase, production, manufacture or final import of capital goods or the execution of infrastructure works shall be credited against other taxes by the ARCA as soon as at least three fiscal periods have elapsed, as counted from the fiscal period in which the investments were made, or it shall be recoverable in the term provided upon approving the project, under conditions and with the guarantees set forth in that respect.

2.	Accelerated asset depreciation for purposes of income tax: the beneficiaries may apply depreciations on the investments associated with the projects subsequent to their approval and under the terms set forth therein. These depreciations are subject to a differential treatment depending on their timing, within the first, second or third twelve-month period after project approval. This alternative is subject to the condition that the assets are to remain as property of the project holder for at least three years.

3.	Non-calculation of the minimum presumed income tax provided by Law No. 25,063 on the assets allocated to the projects initiated under the system created by the renewable energy law: this benefit applies to the three fiscal periods preceding the completion of the relevant project. The assets must be connected to the relevant project and must be acquired by the company after the approval of the project. Pursuant to Law No. 27,260, passed by the Argentine Congress on June 29, 2016, the minimum presumed income tax was eliminated for tax periods beginning as of January 1, 2019. However, this benefit might apply to any tax that would eventually complement or replace the minimum presumed income tax (or in case of restoration of such tax).

Tax benefits under Law No. 27,191

Law No. 26,190, as amended by Law No. 27,191, together with Decree No. 531/2016 and the regulations of the former Ministry of Mining and Energy, set forth the National Promotional Regime for the Use of Renewable Sources of Energy (the “Promotional Regime”). The Promotional Regime includes the following tax benefits:

1.	Early refund of VAT and accelerated depreciation of assets for income tax purposes, with beneficiaries being able to apply for both benefits simultaneously, subject to reduced benefits based on the actual commencement date of the project’s execution.

2.	Extension to ten years of the tax loss carry forward term for income tax purposes. Tax loss carry forwards arising from the promoted activity may only be set off against net income arising from the same activity.

3.	Exclusion of assets connected to the activity subject to the Promotional Regime from the taxable base related to the minimum presumed income tax until the eighth fiscal year following the project’s commencement (inclusive of the first year). Excluded assets are those connected to the project subject to the Promotional Regime and included in the owner’s net worth after the approval of such project. Pursuant to Law No. 27,260, the minimum presumed income tax was repealed effective as of the fiscal periods beginning on or after January 1, 2019. However, this benefit might apply to any tax that would eventually complement or replace the minimum presumed income tax (or in case of restoration of such tax).

4.	A 10% exemption on the tax on dividends or earnings distributed by the companies that own the projects subject to the Promotional Regime, so long as these funds are reinvested in new infrastructure projects within Argentina. This tax was eliminated under the terms of Law No. 27,260. The exemption does not apply to the tax applicable to the net gain derived from dividends and profits distributed by Argentine entities to individuals, undivided estates, and beneficiaries abroad, established by the enactment of Law No. 27,430, as amended. Therefore, dividends distributed to individuals, undivided estates and foreign beneficiaries are currently subject to a 7% withholding tax on the amount of such dividends.

5.	Tax certificate applicable to the payment of income tax, VAT, minimum presumed income tax and excise taxes for an amount equal to 20% of the value of components of electromechanical facilities made in Argentina, provided that at least 60% of the components (excluding civil works) are made in Argentina. Where there is insufficient or a lack of production of such electromechanical facilities in Argentina, the minimum percentage of national components required is reduced to 30%. The assignment of the tax certificate is conditioned upon the fact that the taxpayer cannot have liquidated debts due and payable to the ARCA. The tax credit certificate may be transferred to third parties only once.

6.	Other benefits, including the possibility of shifting increased costs arising from higher fiscal pressure derived from tax increases or the revocation of applicable exemptions on the price of the renewable energy sold after the execution of said contracts. In the contracts executed by CAMMESA, the generator has the right to request recognition of a new price for the energy supplied when there are increases either in national, federal, provincial or municipal taxes, contributions or charges. For such purposes, CAMMESA must be provided with the information and documentation necessary to assess the adjustment of the value of the energy supplied. Decree No. 531/2016 details the definition and scope of the above-mentioned fiscal increases. The request for recognition of the new price due to fiscal increases, together with proof of the information and documentation, is subject to an automatic expiration period.

8.	Exemption from special taxes, fees and royalties of any jurisdiction imposed on the access to and use of renewable sources of energy within participating jurisdictions until December 31, 2025, excluding potential fees payable on the use of the state-owned land where the projects are based.

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

Section 7 of Resolution No. 281 provides that, in the case of curtailment, the following power generation plants will have (i) equal dispatch priority between them and (ii) first dispatch priority over renewable generation projects operating in the term market without an assigned dispatch priority.

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

Pursuant to the RenovAr regulatory framework, we were awarded 3 wind projects: La Castellana I in Round 1, Achiras in Round 1.5, and La Genoveva I in Round 2.0. The wind farm La Castellana I reached its COD in August 2018, while Achiras and La Genoveva I did so in September 2018 and November 2020, respectively. In 2023 and 2024 we acquired the Guañizuil and Cafayate solar farms, which had existing RenovAr programs (through June 2041 and June 2039, respectively).

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

Tariffs and Remuneration Scheme

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

The Current Remuneration Scheme for generators (Spot Sales)

The remuneration scheme for generators engaged in spot sales was initially established through Res. No. 31/20 dated February 27, 2020. This resolution introduced a remuneration framework denominated in Argentine pesos applicable to Authorized Generators operating within the Wholesale Electricity Market. The scheme has been amended by multiple subsequent resolutions to adjust remuneration values in response to market conditions.

During 2025, the remuneration scheme was emended by Res. No. 27/25, Res. No. 113/25, Res. No. 143/25, Res. No. 177/2025, Res. No. 227/2025, Res. No. 280/2025, Res. No. 331/2025, Res. No. 356/2025, Res. No. 381/2025, Res. No. 483/2025, and Res. No. 602/2025. Each resolution provided incremental updates to remuneration values for power and energy generation not bound by electricity supply contracts, reflecting continuous adaptations by the SE's agenda to balance fiscal and operational requirements in the electricity sector.

In addition, Res. No. 59/2023, issued in February 2023, introduced a specialized price scheme for thermal power plants categorized as "Combined Cycles." Under this resolution, generating agents not bound by electricity supply contracts were encouraged to enter into a "Power Availability and Efficiency Improvement Agreement" with CAMMESA to facilitate the investments necessary for machinery maintenance. Generating agents were required to submit applications to CAMMESA within 90 days following the resolution's publication.

Following the emergency declared by Decree No. 55/2023, as amended, further adjustments culminated in Res. No. 602/2025 in December 2025. This resolution replaced Annexes I through V of Res. No. 483/2025 and established remuneration values applicable to various types of generation, including thermal, hydroelectric and renewable sources. The resolution also set forth criteria for financing repayments concerning significant maintenance activities.

In addition, Res. No. 294/2024 established a “Contingency and Forecast Plan for the Critical Months of the 2024/2026 Period”, which sets forth measures addressing power generation, transmission, and distribution. With respect to generation, an additional, complementary and exceptional remuneration was introduced subject to an availability commitment involving generation units not included in contracts within the WEM, or which had not adhered to Res. No. 59/2023. This resolution is in force until March 2027. Under this regulation, generators commit to power availability for each unit during designated critical hours on business days in the summer months (December through March) and winter months (June through August). CEPU adhered to Resolution 294 with the steam turbine (TV) units located in Buenos Aires and Luján de Cuyo, and the gas turbine (TG) units located in Luján de Cuyo and at the Brigadier López thermal power plant.

New remuneration scheme - Res. No. 400

Until February 2025, the term market consisted of the MATER, the Energía Plus service and remaining Base Demand contracts.

In February 2025, the SE initiated a normalization process of the WEM through Res. No. 21/2025 and Res. No. 400/2025. Res. No. 21/2025 restored free contracting in the term market for new generation capacity installed after January 1, 2025, removing prior regulatory restrictions and establishing the phase-out of the Energía Plus scheme by February 2026. Res. No. 400/2025 further advanced this process by introducing new rules aimed at gradually shifting price formation toward market-based mechanisms.

Under this framework, the term market is playing an increasingly relevant role as a contractual hedging mechanism for distributors and large users. In particular, thermal generators were authorized to commercialize a portion of their output under bilateral contracts. As a result, CEPU is allowed to sell up to 20% of the energy generated by its thermal units in the term market to large users, as well as the entirety of its generation allocated to uncovered seasonal demand, increasing its commercial flexibility.

In addition, in 2025, CEPU was awarded the acquisition of the Piedra del Águila hydroelectric power plant, one of the main hydroelectric assets in Argentina. Under the new regulatory framework, as of January 2026, this facility is authorized to commercialize up to 5% of its energy and capacity in the term market to large users and distributors, further supporting the CEPU’s commercial strategy through bilateral contracting.

Overall, these regulatory changes reinforce the growing role of the term market within the Argentine electricity sector, increasing the relevance of competitive contracting mechanisms and providing generators with greater flexibility to actively manage their energy portfolios.

In November and December 2025 CEPU initiated sales from previously referred as spot assets (Central Puerto complex and Central Costanera complex) adding contracted energy and capacity to its portfolio. CEPU’s client portfolio includes a diversified base of industrial and commercial off-takers. Representative clients include Cargill, Bunge, Viterra, Renova, Molino Cañuelas, Holcim, Salta Refrescos, Papel Prensa, Laboratorio Andrómaco, Gador, Petfoods Saladillo, Cafés La Virginia. CEPU also supplies energy to a broad range of mid-sized industrial clients across sectors such as agribusiness, food processing, construction materials, chemicals and logistics.

In addition, CEPU provides energy and capacity to electricity distribution companies, including EDEA, EDELAP, EDEN, EDES, EDESA and EDESE. CEPU continues to actively pursue the expansion of its client base and the execution of additional agreements with generators, with the objective of further strengthening its position in the market.

Under the new remuneration scheme, generating units receive power compensation during Power Remuneration Hours (HRPs) based on each unit’s availability. The price per hour of Power Made Available (“PPAD”) is 12 US$/MW-month, adjusted by a KP factor of 1.5 during summer and winter and 1.0 for the remainder of the year. For units operating exclusively with natural gas, the KP factor is set at 1.1 during peaks periods and 0.9 during off-peak periods. Additionally, units receive US$1,000 per MW-month as a Base Reliability Reserve Service.

Combined cycles may access this remuneration scheme to the extent they previously request a waiver to the agreement under Res. No. 59/2023. Central Puerto requested such waiver to CAMMESA on October 31, 2025.

Energy remuneration pursuant to Res. No. 400/2025 partially captures the marginal rent over the variable production cost, calculated as follows:

RMA = (CMgh × FP – CVP) × FRA

RMA (Adapted Marginal Rent): Subject to minimum values of US$2/MWh for units with a Variable Production Cost (CVP) below US$60/MWh, and US$7/MWh for units with a CVP equal to or exceeding US$60/MWh.

CMgh: Hourly System Marginal Cost

FP: Loss Factor

CVP: Variable Production Cost declared by the generating unit

FRA (Adapted Rent Factor): A parameter that limits the rent captured for thermal generation and for existing units with self-managed fuel supply. The FRA is set at 15% for 2025-2026, 25% for 2027, and 35% from 2028 onwards. For generators consuming volumes under the “NG Agreement” (volumes committed by CAMMESA under the Gas Plan), the FRA must be multiplied by an additional “FRC” factor, which is set at 0.8 for the first two years and 0.5 from 2028 onwards.

Puerto Energia S.A.U (Resolution 269/2024)

In 2024, through Res. No. 269/2024, Puerto Energía S.A.U. was authorized to participate in the Wholesale Electricity Market (MEM). Sales started with the November transaction, reaching approximately 5.72 GWh of energy, with 13 contracted supply points.

During the year, Puerto Energía S.A.U. signed four agreements with major generators in the Wholesale Electricity Market, including YPF Energía Eléctrica, Pampa Energía, CAPEX, and Parque Solar Villa María de Río Seco, from NEUSS FUND Group. Additionally, the company signed Energía Plus agreements totaling 3.18 GWh and MATER agreements for 2.54 GWh.

In 2024, through Resolution ENARGAS 107/2024 dated March 22, 2024, Puerto Energía S.A.U. was authorized to participate as a natural gas marketing company in Argentina. The current market includes more than 90 marketing companies in a very competitive market. By the end of the year, the company’s accounts included a firm contract volume of 200 dam3 per day with industries and others marketing companies. In addition, small volumes of purchase and sale transactions have been carried out on the daily spot market.

Its main clients are Rontaltex S.A and Ferroglobe Argentina SRL. (both industrial clients), as well as other natural gas marketing company.

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

The structure of electric energy consumption in Argentina is strongly dependent on hydrocarbons.

Year	Hydrocarbons Consumption (%)
2019	61.06%
2020	61.36%
2021	63.52%
2022	58.92%
2023	51.64%
2024	53.01%
2025	52.68%

Source: CAMMESA annual report.

The chart below shows the primary energy sources in Argentina during 2025:

111

__________________

Source: Secretariat of Energy.

Structure of the Electric Power Supply in Argentina

The nominal installed capacity in Argentina was reported by CAMMESA to be 44,177 MW as of December 31, 2025. Availability estimated by CAMMESA for thermal units was approximately 72.48% on average for 2025 due to the lack of proper fuel supply, difficulties in achieving nominal efficiency and unavailability of several generating units under maintenance.

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

The following chart shows the development of electric power generation by type of source in Argentina:

Source: CAMMESA

The following chart shows the installed capacity for electric power generation by type of source in Argentina:

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

The following chart shows the demand for electric power in 2025 by customer type:

114

_________________

Source: CAMMESA.

The following chart shows the evolution of the demand for electric power in Argentina from 2006 through 2025:

__________________

Source: CAMMESA.

The following chart shows the power demand in Argentina from November 2006 through November 2025:

__________________

Source: CAMMESA.

Power demand drivers in Argentina

Electric power demand in Argentina exhibits a strong correlation with GDP, although this relationship is asymmetric: during significant GDP contractions, electricity demand tends to decline by a proportionally smaller amount. Conversely, in periods of low economic growth, electricity demand has historically grown at rates exceeding GDP growth, as illustrated below. In 2025, total electricity demand increased by approximately 1.0% to 141,249 GWh according to CAMMESA, while GDP expanded by approximately 4.5%.

Beyond the GDP relationship, electricity demand in Argentina is significantly influenced by two structural drivers. First, temperature sensitivity: the peak power demand record of 30,257 MW was set on February 10, 2025, driven in part by temperatures reaching 37.9°C in Greater Buenos Aires. Milder temperatures in November 2025-averaging 20.6°C compared to 22.4°C in November 2024-contributed to a 3.2% year-over-year decline in demand for that month.

The residential segment is the most temperature-sensitive segment, accounting for the largest swings in monthly consumption. Second, electrification and technological progress: the residential sector has been the primary driver of structural demand growth, propelled by the increasing electrification of household services. Renewable energy capacity expanded by over 1,000 MW in 2025, with wind capacity reaching 4,496 MW and solar PV capacity reaching 2,464 MW, reflecting the ongoing transformation of the generation mix. According to CAMMESA’s analysis, the coefficient of determination (R²) between electricity demand and the industrial production index was 0.91, indicating a strong correlation between grid activity and broader economic and industrial output.

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

Demand is significantly concentrated in the areas of the City of Buenos Aires, the Province of Buenos Aires, Santa Fe and Northwest Buenos Aires, which comprises approximately 60.88% of the demand. Changes to the concentration of the demand structure are not substantial over the period of measurement. The chart below shows electricity demand by region for 2025.

116

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

In 2025, residential demand increased by 1.22%, while small commercial demand increased by 0.19% compared to the previous year. 2025 was characterized by an increase in the electricity rate for end users together with a reduction in subsidies for residential demand.

	Power and energy consumption records
	New records		Previous records		Variation	Variation
	Peak of electric power capacity (MW)				(%)	(MW)
Working day	Feb 10, 2025	30,257	Feb 1, 2024	29,653	2.04%	604
Saturday	Mar 11, 2023	27,203	Jan 15, 2022	26,719	1.81%	484
Sunday	Feb 12, 2023	25,739	Dec 11, 2021	23,724	8.49%	2,015

					Variation	Variation
	Energy (GWh				(%)	(GWh)
Working day	Feb 1, 2024	597.7	Mar 13, 2023	590.7	1.19%	7.00
Saturday	Mar 11, 2023	599.8	Jan 15, 2022	559.0	7.30%	40.80
Sunday	Feb 12, 2023	543.6	Jan 16, 2022	478.9	13.51%	64.70

__________________

Source: CAMMESA.

As with natural gas, the strong seasonality of electric power demand in Argentina—both in terms of energy and capacity—drives investment requirements, as infrastructure is designed to meet maximum peak winter demand. This results in significant surplus capacity at other times of the year, leading to lower costs and increased competition during those periods. Maximum electric power demand occurs during afternoon or evening hours in summer. In winter, peak demand is typically in the evening, driven by the widespread use of electric heaters, which consumers prefer due to their lower cost and simplicity compared to natural gas heaters.

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

Fuel availability is a factor that contributes to technical unavailability. The costs and logistics for importing and supplying fuel oil, gas oil, and coal are key to the future availability of thermal units at specific times of the year.

Thermal generation by type of fuel

In 2025, 96% of the thermal energy in Argentina was generated with natural gas. The following chart shows thermal energy generation in Argentina by type of fuel source during 2025:

__________________

Source: CAMMESA, Company analysis.

Item 4.C Organizational structure

The following diagram illustrates our organizational structure as of the date of this annual report. Percentages indicate the ownership interest held.

__________________

Source: CAMMESA and CEPU.

Notes:-
(1)	See “Item 4.B. Business overview—Our Subsidiaries”.
(2)	See Item 4. Information of the Company—Simplification of Corporate Structure at Central Puerto S.A.”

Item 4.D Property, plants and equipment

Property, Plant and Equipment

Most of our property, plant and equipment is intended to be used in the generation of electric power and in our forestry business, and 100.00% of them are located in Argentina.

We have no significant assets under capital lease or lease agreements.

The following table provides certain information regarding the operation of our power plants that we owned as of December 31, 2025:

Site	Plant	Unit	Installed Capacity		Type	Fuel Type (if any)
Puerto Complex			1,747	MW
	Puerto Nuevo plant		589	MW
		PNUETV07	145	MW	Thermal	NG / FO
		PNUETV08	194	MW	Thermal	NG / FO
		PNUETV09	250	MW	Thermal	NG / FO
	Nuevo Puerto plant		360	MW
		NPUETV05	110	MW	Thermal	NG / FO
		NPUETV06	250	MW	Thermal	NG / FO
	Puerto combined cycle plant		798	MW
		CEPUCC GE	798	MW	Thermal	NG / GO
Costanera Complex(1)			1,799	MW
	Central Costanera Plant		661	MW
		COSTTV01	123	MW	Thermal	NG / FO
		COSTTV02	116	MW	Thermal	NG / FO
		COSTTV03	112	MW	Thermal	NG / FO
		COSTTV07	310	MW	Thermal	NG / FO
	Central Costanera combined cycle plant		851	MW
		COSTCC08	264	MW	Thermal	NG / FO
		COSTCC09	264	MW	Thermal	NG / FO
		COSTTV10	323	MW	Thermal	NG / FO
	Buenos Aires combined cycle plant		277	MW
		BSASTG01	190	MW	Thermal	NG/FO
		BSASTV01	87	MW	Thermal	NG/FO
Piedra del Águila			1,440	MW
	Piedra del Águila plant		1,440	MW
		PAGUHI	1,440	MW	Hydroelectric
Luján de Cuyo				MW
	Luján de Cuyo plant		576	MW
		LDCUCC25	290	MW	Thermal	NG
		LDCUTG23	23	MW	Thermal	NG / GO
		LDCUTG24	23	MW	Thermal	NG /GO
		LDCUTV11	60	MW	Thermal	NG / FO
		LDCUTV12	60	MW	Thermal	NG / FO
		LDCUTG22	24	MW	Thermal	NG / GO
		LDCUTG26	47	MW	Thermal	NG / GO
		LDCUTG27	48	MW	Thermal	NG
		LDCUHI	1	MW	Hydroelectric
Brigadier Lopez	Brigadier Lopez plant	BLOPTG01	421	MW	Thermal	NG / GO

Site	Plant	Unit	Installed Capacity		Type	Fuel Type (if any)
San Lorenzo	San Lorenzo plant	TER6CC11	391	MW	Thermal	NG / GO
La Genoveva			130	MW
	La Genoveva I wind farm	GNVEO	88	MW	Wind
	La Genoveva II wind farm	GNV2EO	42	MW	Wind
La Castellana (2)			116	MW	Wind
	La Castellana I wind farm	LCASEO	101	MW	Wind
	La Castellana II wind farm	LCA2EO	15	MW	Wind
Achiras	Achiras wind farm	ACHIEO	48	MW	Wind
Manque	Manque wind farm	MANQEO	57	MW	Wind
Los Olivos	Los Olivos wind farm	OLIVEO	23	MW	Wind
PS Guañizuil II A(3)	Guañizuil II solar farm	GZ2AFV	100	MW	Solar
PS Cafayate	Cafayate solar farm	CAFAFV	80	MW	Solar
PS San Carlos	San Carlos solar farm	SCARFV	15	MW	Solar
__________________
Notes:-

Reference: NG: natural gas; FO: fuel oil; GO: gas oil

(1)	Costanera complex is owned by Central Costanera S.A. which is 71.94% owned by Proener S.A.U., as of December 31, 2025. As of the date of this annual report, we own a 100% interest in Proener. See “Item 4.B. Business Overview—Our Subsidiaries”.
(2)	La Castellana I is owned by CP La Castellana S.A.U., La Castellana II , Manque, Los Olivos, La Genoveva II and the San Carlos solar farm are owned by Puerto Energías Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) La Genoveva I is owned by Vientos La Genoveva S.A.U. Achiras wind farm is owned by CP Achiras S.A.U. As of December 31, 2025, CP La Castellana S.A.U., Puerto Energías Renovables S.A.U., Vientos La Genoveva S.A.U. and CP Achiras S.A.U. were all wholly owned subsidiaries of Central Puerto S.A.
(3)	PS Guañizuil II A solar farm is owned by CP Cordillera Solar S.A.U. which is a fully owned subsidiary of Central Puerto S.A. Cafayate solar farm is 99.99% owned by Central Puerto S.A. and 0.01% by Proener S.A.U.

See “Item 4.B. Business Overview—Our Subsidiaries” and “Item 4. Information of the Company—Recent Developments—Simplification of Corporate Structure at Central Puerto S.A.”.

We believe that all of our production facilities are in good operating condition. We believe that we have satisfactory title to our plants and that our facilities are operated and maintained in accordance with standards generally accepted in the electric power and the forestry industry. As of December 31, 2025, the consolidated net book value of our property, plant and equipment was Ps. 2,345.65 billion.

The following table lists the value of our property, plant and equipment as of December 31, 2025:

Main Item	As of December 31, 2025
(in thousands of Ps.)
Lands and buildings	456,475,337
Electric power facilities and other equipment	1,420,226,908
Wind turbines	390,698,568
Gas turbines	31,043,207
Construction in progress	22,424,067
Other	24,786,082
Total	2,345,654,169

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

Financial Presentation

We maintain our financial books and records and publish our consolidated financial statements in Argentine pesos, which is our functional currency. Our Audited Consolidated Financial Statements are prepared in Argentine pesos and in accordance with the IFRS Accounting Standards as issued by the IASB. After December 31, 2025, we decided that, as a result of changes in the underlying economic conditions affecting our operations, our functional currency will change from Argentine Pesos to US Dollars. The change is expected to become effective from January 1, 2026, and will be accounted for prospectively in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Our functional currency as of December 31, 2025, remains the Argentine Peso. Accordingly, no adjustments have been made to our Audited Consolidated Financial Statements as of that date.

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

The following table sets forth information about certain economic indicators in Argentina for the periods indicated:

	2021	2022	2023	2024	2025
Economic activity
Nominal GDP in current US$(1) (in millions of US$)	494,666	590,630	388,399	629,461	506.550
Real gross GDP (% change) (2)	10.44%	5.27%	(1.61%)	(1.72%)	4.4%
Domestic investment as % of GDP	17.29%	17.57%	18.57%	15.84%	16.4%
Price indexes and exchange rate information
INDEC CPI (% change)	50.94%	94.79%	211.41%	117.76%	31.55%
Wholesale price index (WPI) (% change)	51.34%	94.78%	276.35%	67.10%	26.21%
Nominal exchange rate(3) (in Ps./US$ at period end)	102.72	177.16	808.45	1032.00	1,459.42
__________________

Sources: Ministry of Public Works of Argentina, Banco de la Nación Argentina and INDEC.

Notes:-

(1) Calculations based on the nominal GDP in pesos as reported by INDEC, divided by the average nominal Ps./US$ exchange rate for each period as reported by the Banco de la Nación Argentina for wire transfers (divisas).

(2) Base on GDP in pesos of 2004 (INDEC). Exchange Rate of Reference - BCRA Communication “A” 3500 (Wholesale market).

(3) Pesos to U.S. dollars exchange rate as quoted by the Banco de la Nación Argentina for wire transfers (divisas). Exchange Rate of Reference - BCRA Communication “A” 3500 (Wholesale market).

According to data published by INDEC on March 20, 2026, Argentina's GDP increased by 4.4% year-over-year in 2025, reflecting a recovery in domestic demand and investment following the contraction experienced in 2024. GDP growth in 2025 was primarily driven by private consumption (+7.9%), supported by a partial recovery in real incomes, gross fixed capital formation (+16.4%), indicating a rebound in investment levels, and exports of goods and services (+7.6%), reflecting improved external demand conditions. Public consumption rose marginally by 0.2%, consistent with a context of fiscal restraint. On the supply side, the sectors that experienced the most significant growth included financial intermediation (+24.7%), mining (+8.0%), and hotels and restaurants (+7.4%), reflecting a recovery in services and tourism-related activity. These increases were partially offset by declines in fishing (-15.2%) and private households domestic service (-1.1%). At current prices, private consumption remained the largest component of demand, accounting for approximately 70.0% of GDP, followed by gross fixed capital formation (16.0% of GDP), exports (15.6% of GDP), and public consumption (14.9% of GDP). The 2025 GDP performance reflects a moderate recovery in economic activity, driven mainly by domestic consumption and an important increase in investment; however, the structure of growth continues to be characterized by a high dependence on private consumption and a relatively low contribution from exports, which may limit external sustainability. Public sector activity remained broadly stable, consistent with ongoing fiscal adjustment efforts, while sectoral performance showed heterogeneous dynamics, with strong growth in financial services and extractive industries offset by weakness in certain traditional sectors.

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

Despite the ongoing deceleration of inflation, inflationary risks persist, which can have adverse effects on the economy. During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3.D. Risk Factors—Risks Relating to Argentina—All our revenues are generated in Argentina and therefore we are exposed to country-specific risks and to fluctuations in macroeconomic, political, regulatory, and social conditions”.

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

Due to macroeconomic factors, the triennial inflation was above that figure in 2018 and Argentina has been considered hyperinflationary since July 1, 2018. Such conditions remained during 2024 and 2025. See “Risks Relating to Argentina—As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements to apply inflationary adjustments, which could adversely affect our results of operations and financial condition and those of our Argentine subsidiaries”.

Therefore, our consolidated financial statements as of and for the year ended December 31, 2025, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods), and unless otherwise stated, the financial information included elsewhere in this annual report, have been restated to consider the changes in the general purchasing power of our functional currency (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the CNV.

Furthermore, as a consequence of the application of IAS 29, maintaining net monetary assets generates loss of purchasing power, while maintaining net monetary liabilities generates improvement of purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent such loss or improvement. This loss or income is booked in the consolidated statement of income.

Accordingly, we have recognized a gain regarding the effect of adjustment by inflation of Ps. 6.39 billion for 2025, a loss of Ps. 24.79 billion for 2024 and a loss of Ps.362.41 billion for 2023. See Note 2.1.2. to our Audited Consolidated Financial Statements.

On June 16, 2021, the Argentine Government signed Law No. 27,630 into law, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes the payment of corporate income tax based on a structure of staggered rates regarding the level of accumulated taxable net income. The current progressive rates, applicable for fiscal periods commencing between January 1, 2026 and December 31, 2026, are as follows: (i) net taxable income accumulated up to Ps. 133,514,185.74 will be subject to a rate of 25%; (ii) net taxable income accumulated over Ps. 133,514,185.74 up to Ps. 1,335,141,857.38 will incur a payment of Ps. 33,378,546.43 plus 30% on the excess over Ps. 133,514,185.74; and (iii) net taxable income accumulated over Ps. 1,335,141,857.38 will be subject to a payment of Ps. 393,866,847.93 plus 35% on the excess over Ps. 1,335,141,857.38.

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

The devaluation of the peso with respect to the U.S. dollar totaled 78.09% in 2023, 21.70% in 2024 and 41.35% in 2025.

As of December 31, 2025, we did not have derivatives that met the requirements established by IFRS Accounting Standards to be designated as an effective hedge for this particular risk. As of December 31, 2025, we held accounts receivable, other financial assets, and cash and short-term investments in foreign currency amounting to Ps.686,856 million, which exceeded the foreign currency liabilities existing at that date, totaling Ps.585,506 million (See Note 13.7 to our Audited Consolidated Financial Statements).

 Any significant depreciation of the peso would result in an increase in the cost of servicing our debt and in the cost of imported supplies or equipment and, therefore, may have a material adverse effect on our results of operations. With respect to fuel used in connection with the energy we sell under the Spot Sales (which represented around 77.27% of our energy sales in terms of output in 2024), the exposure to changes in liquid fuel prices could now become relevant, considering that since the issuance of Resolution SE – MEC No. 21/2025, thermal generators operating in the spot market are authorized to acquire their own liquid fuel, with CAMMESA remaining as supplier of last resort. As explained in Resolution SE – MEC No. 21/2025, the Argentine Government is seeking a gradual decentralization of fuel procurement by CAMMESA, with the purpose of allowing power generators to operate with greater autonomy, reduce costs and improve the system’s efficiency. This exposure is heightened by Res. No. 400/25, which established a progressive framework for decentralizing CAMMESA’s role in the procurement of natural gas (representing more than 95% of our fuel requirements in 2025). Under this resolution, during the transition period through December 31, 2028, power generation companies, including us, are required to subscribe to a natural gas pool administered by CAMMESA to satisfy pre-existing natural gas supply contracts that expire in 2028.

The Argentine Government has taken measures to stabilize the foreign exchange situation, restrictions to the purchase of foreign currency, and in some cases, an additional tax. For further information, see “Item 10.D. Exchange Controls”.

Our Revenues

The following chart shows a breakdown of our revenues for the periods indicated:

	2025		2024		2023
	Ps. Thousand	% of revenue	Ps. Thousand	% of revenue	Ps. Thousand	% of revenue

Revenues from Spot Sales	548,762,404	50.00%	469,425,989	48.34%	445,521,508	49.60%
Sales under contracts	450,329,039	41.04%	392,764,116	40.45%	375,306,225	41.78%
Steam sales	51,757,640	4.72%	51,976,328	5.35%	42,367,772	4.72%
Forestry Segment	19,080,032	1.74%	28,743,075	2.96%	16,658,571	1.85%
Resale of gas transport and distribution capacity	8,876,982	0.81%	8,006,400	0.82%	5,322.793	0.59%
Revenues from CVO thermal plant management	18,616,093	1.70%	20,137,230	2.07%	13,087,278	1.46%
Total revenues from ordinary activities	1,097,422,190	100.00%	971,053,138	100.00%	898,264,147	100.00%

In the year ended December 31, 2023, we sold 79.12% of the electric power volumes we generated and derived 49.60% of our revenues under the spot market. In the year ended December 31, 2024, we sold 77.27% of the electric power volumes we generated and derived 48.34% of our revenues under the spot market. In the year ended December 31, 2025, we sold 73.05% of the electric power volumes we generated and derived 50.00% of our revenues under the spot market. We also continue to sell a portion of electric power in the spot market under the regulatory framework established prior to the Spot Sales which is Energía Plus. For further information see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme.

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

Below we summarize key aspects of our most significant sources of revenue, which include: (i) the Spot Sales, (ii) Sales under contracts (iii) steam supply contracts with YPF and Terminal 6 Industrial S.A., (iv) Resale of natural gas transportation capacity and (v) Forestry sales.

Spot Sales (also known as Energía Base)

On October 21, 2025, the SE issued a new framework to liberalize Argentina’s WEM starting from November 1, 2025. The core objective of the SE’s policy is to gradually reform the WEM through a progressive transition.

As part of this framework, a new term market (MAT) for capacity and energy was established. Generators that previously only had access to the thermal spot market are now permitted to participate in the MAT, allowing them to sell up to 20% of their output in the MAT to large users and up to 100% to distributors (DisCos).

New Pricing Mechanism:

Spot Market Remuneration System: Energy remuneration will partially capture marginal rent on top of the variable cost of producing energy, according to the following formula:

RMA = (CMgh × FP – CVP) × FRA

RMA: Adapted marginal rent

CMgh: Hourly system marginal cost

FP: Loss factor

CVP: Variable production cost declared by the unit

FRA (Factor de Renta Adaptado or Adjusted Revenue Factor): Parameter that bounds the captured rent for thermal generation.

New generation = 1 (capturing 100% of the rent) Legacy assets with self-fuel management: 15% (2025–2026), 25% (2027), 35% (2028 and thereafter). If the generator subscribes to the NG Agreement (using CAMMESA’s Plan Gas volumes), the FRA will be affected by the FRC factor: 0.8 for the first two years and 0.5 from 2028 onward.

Capacity payment in the spot market:

A PPAD payment of US$12/MW-month is established for available capacity, remunerating 90 hours per week and weighted by a fuel-based factor: Single-fuel natural gas (NG): 1.1 (summer/winter), 0.9 (rest of the year) Alternative fuels (Fuel Oil, Gasoil): 1.5 (summer/winter), 1.0 (rest of the year). Thermal power plants without their own fuel management or supplied by CAMMESA will be remunerated at: 100% of capacity when dispatched and 80% when not dispatched, until December 2026; 40% during 2027; and 0% from 2028 onward.

Reliability Reserve:

An additional US$1,000/MW-month is recognized as a reliability reserve, regardless of the fuel or management approach, and US$9,000/MW-month for new assets (10-year PPA term).

All components are US$-denominated.

Additionally, Res. No. 400 establishes the Capacity Term Market, allowing demand to access physical backup in case of supply restrictions. Thermal generators participating in this scheme must have their own fuel management. As a requirement to access the remuneration scheme under Res. 400, combined-cycle units previously subscribed to Res. 59/2023 must withdraw from that resolution.

Res. No. 294/2024, which establishes additional remuneration for GTs and STs in the spot market under the Power Availability and Reliability Improvement Commitment, remains in force without modifications until March 2027.

Fuel Management Transition:

CAMMESA will continue to supply contracted capacity under the Plan Gas IV program through December 2028. From 2029 onward, generators will be fully responsible for their own fuel management.

For natural gas, thermal generators must choose one of the following alternatives:

• Self-management of fuel supply. Under this option, generators will manage and procure their own natural gas requirements.

• Agreement with CAMMESA (while Plan Gas remains in force). Under this option, generators may enter into an agreement with CAMMESA, under which fuel costs will be based on a mix of Plan Gas and/or liquefied natural gas (LNG) import costs, updated on a bi-weekly basis.

• Transferred gas. Producers participating in Plan Gas may withdraw, in whole or in part, volumes from their contracts with CAMMESA or ENARSA and freely negotiate supply conditions directly with generators.

Pursuant to Resolution No. 21/2025, effective March 1, 2025, thermal generators participating in the spot market are permitted to manage their own fuel procurement. In the event a generator is unable to secure fuel independently, CAMMESA will serve as a supplier of last resort. Fuel costs associated with self-managed procurement are valued based on reference prices declared in the “Declaration of CVP (variable cost of production)," which includes freight, transportation, natural gas distribution, and applicable taxes and charges.

During 2025, 2024 and 2023 Central Puerto purchased the necessary fuel (natural gas) for the operation of some of its thermal units, as shown below:

Natural Gas (NG self-procured – dam³, monthly)

Months with values only

2023	CTM	T6 / San Lorenzo	CT Puerto	CTBRILOG	CT Costanera	Total
Jan	14,881	5,202	—	—	—	20,083
Feb	13,218	4,030	—	—	—	17,248
Mar	13,847	6,085	—	—	—	19,932
Apr	12,088	6,184	—	—	—	18,272
May	12,286	6,215	—	—	—	18,501
Jun	15,856	7,372	—	—	—	23,228
Jul	15,951	5,275	—	—	—	21,226
Aug	18,853	6,492	—	—	—	25,345
Sep	14,838	2,411	—	—	—	17,249

2024	CTM	T6 / San Lorenzo	CT Puerto	CTBRILOG	CT Costanera	Total
Jan	15,875	5,270	—	—	—	21,145
Feb	14,329	5,160	—	—	—	19,489
Mar	15,079	170	—	—	—	15,249
Apr	14,630	3,830	—	—	—	18,460
May	15,535	7,912	—	—	—	23,447
Jun	18,492	9,937	—	—	—	28,429
Jul	18,828	9,112	—	—	—	27,940
Aug	19,028	7,723	—	—	—	26,751
Sep	15,300	7,849	—	—	—	23,149

2025	CTM	T6 /	CT Puerto	CTBRILOG	CT Costanera	Total
Jan	—	—	—	—	—	—
Feb	—	—	—	—	—	—
Mar	11,347	—	5,783	—	—	17,130
Apr	—	—	—	—	—	—
May	14,252	—	—	—	—	14,252
Jun	—	4,259	1,609	—	—	5,868
Jul	16,135	7,711	—	—	—	23,846
Aug	1,512	21,827	3,176	—	—	26,515
Sep	3,671	7,635	—	—	—	11,306
Oct	—	—	—	—	—	—
Nov	—	—	—	—	—	—
Dec	3,294	—	9,427	—	9,592	22,313

Gas Oil (GO self-procured – m³)

Months with values only

2025	T6	CT Puerto	Total
Jun	1,511	9,321	10,832
Jul	10,358	10,845	21,203
Total	11,870	20,166

Fuel Oil (FO self-procured – tons

Months with values only

2025	CT Puerto	Total
Jun	10,900	10,900
Jul	8,273	8,273
Total	19,173

Payments by CAMMESA to generators related to the sale of energy under the Spot Sales during each month are due 42 days following the end of such month. In 2024 and 2025 average delay was 2 to 5 days after the due date of payment (for further information on the duration of these delays see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk”).

Sales Under Contracts, Steam Sales and Others

Sales under contracts

We have sales under contracts, including (i) term market sales under contract, (ii) former spot thermal and hydro which are eligible to be sold under contract in the new MAT (Resolution 400/25), (iii) MATER sales under contracts, (iii) Energía Plus sales under contract; and (iv) sales of energy under the RenovAr Program. Term market sales under contract and Energía Plus sales under contract include power and energy sales from conventional sources under agreements signed with both private enterprises and government agencies. MATER sales under contracts and sales of energy under the RenovAr Program include sales of electricity generated exclusively from non-conventional sources under negotiated contracts with private and public sector counterparties, respectively. La Castellana II, Manque, Los Olivos and La Genoveva II and San Carlos have PPAs under the MATER framework and La Castellana I, Achiras, La Genoveva I and Guañizuil II A and the Cafayate plant have PPAs under the RenovAr Program.

Steam supply to YPF—Luján de Cuyo plant

On December 15, 2017, we signed a new steam supply contract with YPF for a period of 15 years. New cogeneration units were set in place, in order to provide YPF Lujan de Cuyo refinery with 180 tn/h of steam. Commercial operation started on October 5, 2019, and receivables under this contract are denominated and invoiced in U.S. dollars. For further information on the steam supply agreements with YPF for the Luján de Cuyo plant, see “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Sales Under Contracts, Steam Sales and Others —Steam supply to YPF—Luján de Cuyo plant”.

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

Resale of natural gas transportation capacity

Our contract with TGS for natural gas transportation capacity has been in effect since 2018. Pursuant to the terms of our agreement with YPF EE, we resell our gas transportation capacity to YPF EE through the resale system established by Resolution ENARGAS 419/97. Because the resale system is open to third parties, it does not ensure that YPF EE will receive the gas transportation capacity necessary to operate the La Plata plant. Accordingly, on July 20, 2018, we registered as natural gas sellers with the Ministry of Energy and ENARGAS, which permits us to resell our gas transportation capacity directly to YPF EE without the risk of intervention from interested third parties.

Forestry sales

 As a result of our acquisitions in the forestry industry, carried out in December 2022 and May 2023, we have another source of revenues provided by five subsidiaries (the operations of which were fully merged and absorbed by us starting from June 30, 2025): Forestal Argentina S.A., Loma Alta Forestal S.A., EVASA, Estancia Celina S.A. and Las Misiones S.A. 2023 was the first year with forestry sales since Forestal Argentina S.A. and Loma Alta Forestal S.A. were acquired on December 27, 2022, and EVASA, Estancia Celina S.A. and Las Misiones S.A. were acquired on May 3, 2023. For additional information concerning the merger of our forestry subsidiaries, see “Item 4. Information of the Company—Recent Developments—Simplification of Corporate Structure at Central Puerto S.A.”

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

The following chart shows Argentina’s energy demand and CEPU’s generation and share of generation for the year ended December 31, 2025:

Region	Demand (MWh)	Total Generation (MWh)	CEPU Generation (MWh)	CEPU Share of Demand (%)	CEPU Share of Generation (%)
Buenos Aires (Total)	69,217,099	52,858,328	8,882,622	12.83%	16.80%
Litoral	16,774,702	14,991,371	2,543,442	15.16%	16.97%
Centro	12,635,108	11,362,394	1,567,300	12.40%	13.79%
Noroeste	12,067,291	11,550,584	89,067	0.74%	0.77%
Patagonia + Comahue	11,645,036	30,628,625	2,683,379	23.04%	8.76%
Noreste	10,588,378	14,500,347	-	0.00%	0.00%
Cuyo	8,321,630	6,905,277	2,837,563	34.10%	41.09%
Total	141,249,244	142,796,926	18,603,374	13.17%	13.03%

__________________

Source: CAMMESA’s monthly summary report published in December 2025 (“Demanda mensual” and “Generación local mensual”).

During 2025, thermal generation continued to be the main source of electricity supply for Argentina, contributing 75,239 GWh (52.7%), followed by hydroelectric generation net of pumping, which contributed 31,518 GWh (22.1%), renewable generation, which contributed 25,279 GWh (17.7%) and nuclear generation, which contributed 10,761 GWh (7.5%). There were also imports to cover domestic demand, in the amount of 4,304 GWh (2.9% of the total energy supplied. Imported volumes from Uruguay, Paraguay and Brazil were 8% lower than in 2024. Hydroelectric generation in 2025 registered a 9.8% decrease when compared to 2024, due to low water flows in the Comahue region.

As of December 31, 2025, total installed capacity was 44,177 MW, representing an increase of 2.4% from 43,148 MW as of December 31, 2024. Capacity additions included 489 MW from combined cycle facilities, 303 MW from wind generation, and 803 MW from solar generation. These additions were partially offset by the retirement of 588 MW of steam turbine/gas turbine (ST/GT) capacity.

Public Bid Process for New Renewable Energy Generation Units

In 2016, the former Ministry of Energy and Mining called for bids to install 1,000 MW of new renewable energy units (the “RenovAR Program”). This bid process is governed by Law No. 27,191 and Decree No. 531/16, which encouraged the increase of energy generation from renewable sources by providing, among other things, significant tax benefits. See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Structure of the Industry—RenovAR (Round 1, Round 1.5 and Round 2): Bidding Process for Renewable Energy Generation Projects”.

The second stage of the RenovAR Program established targets for renewable energy generation as a percentage of Argentina’s total electricity demand, as set forth in Law No. 27,191: 12.00% by December 31, 2019; 16.00% by December 31, 2021; 18.00% by December 31, 2023; and 20.00% by December 31, 2025. In 2025, generation from non-hydro renewable sources (primarily wind and solar) contributed 17.9% of total domestic demand.

Presentation of Financial Statements

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

On February 17, 2023, we acquired Central Costanera S.A. The business combination was accounted for using the "acquisition method" provided for in IFRS 3. As a result of the application of this method, we determined that the consideration transferred was lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. Therefore, we recognized a gain from bargain purchase amounting to Ps. 97,641,005 thousand in the consolidated statement of income for the year ended December 31, 2023. During 2024, we have revised the preliminary allocation of the price and the valuation at fair value of the identifiable assets and liabilities assumed made in 2023 and no modifications have been identified.

On May 3, 2023, we acquired the companies Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. The business combination was accounted for using the "acquisition method" provided for in IFRS 3. As a result of the application of this method, we determined that the consideration transferred was lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. Therefore, we recognized a gain from bargain purchase amounting to Ps. 110,462,776 thousand in the consolidated statement of income for the year ended December 31, 2023. During 2024, we have revised the preliminary allocation of the price and the valuation at fair value of the identifiable assets and liabilities assumed made in 2023 and no modifications have been identified.

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

In addition, for the assets for which an existing event, or one that took place after year end and provides additional evidence of conditions that existed at the end of the reporting period, indicates a previously recognized impairment loss may no longer exist or may have decreased, the Group makes an estimate of the recoverable amount of the individual asset or of the cash generating unit, as the case may be.

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

The Group has identified triggers for potential impairment reversal of its property, plant and equipment and/or intangible assets with finite useful life related to the issuance of the Res. No. 400/2025 and the evolution of the exchange rate in relation to the evolution of the inflation index. On the other hand, the Group has identified a triggering of potential impairment related to the additional costs incurred in the construction of the San Carlos Solar Park as compared to its budget.

In order to measure the recoverability of its conventional and renewable Electric Power Generation property, plant and equipment and its intangible assets with finite useful lives and with indicators of impairment or impairment reversal, the Group has used the value in use of such assets, except for the generating group classified as “Gas turbines” and the land on which the Puerto Nuevo and Nuevo Puerto thermoelectric plants are located, for which the Group has used the fair value less cost of sale. As a result of the recoverability analysis, the Group has concluded that the net book value of its property, plant and equipment and intangible assets is recoverable, except for the assets comprising the cash generating unit corresponding to the San Carlos Solar Park. On the other hand, the Group has reversed impairment losses in the following cash-generating units: the Luján de Cuyo combined cycle plant, the Terminal 6 San Lorenzo cogeneration unit, the Brigadier Lopez thermoelectric power plant, the Manque and La Genoveva wind farms, and the generating group classified as “Gas turbines”. For the year ended December 31, 2025, the Group recorded net Ps. 60,950 million of impairment reversal of property plant and equipment and intangible assets net of the San Carlos Solar Plant’s impairment.

Cash-Generating Units (CGUs): Luján de Cuyo Combined Cycle Plant, Terminal 6 San Lorenzo Cogeneration Unit, Brigadier López Thermoelectric Power Plant, Manque and La Genoveva Wind Farms, and San Carlos Solar Park

The Group has estimated that the carrying amount of the assets comprising the cash-generating unit corresponding to the combined cycle plant located in Luján de Cuyo is lower than its recoverable amount. Therefore, a gain from the reversal of a previously recognized impairment charge on property, plant and equipment amounting to Ps. 1,191,582 thousand was determined, allocated within the headings “Electric power facilities and other equipment,” “Land and buildings,” and “Other,” and recognized under the item “Impairment reversal (Impairment) of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2025. After recognizing such impairment reversal, the carrying amount of the Luján de Cuyo combined cycle plant amounts to Ps. 89,198,481 thousand.

The Group has estimated that the carrying amount of the assets comprising the cash-generating unit corresponding to the Terminal 6 San Lorenzo cogeneration unit is lower than its recoverable amount. Therefore, a gain from the reversal of a previously recognized impairment charge on property, plant and equipment amounting to Ps. 12,313,826 thousand was determined, allocated within the headings “Electric power facilities and other equipment”, “Land and buildings,” and “Other,” and recognized under the item “Impairment reversal (Impairment) of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2025. After recognizing such impairment reversal, the carrying amount of the Terminal 6 San Lorenzo cogeneration unit amounts to Ps. 523,027,037 thousand.

The Group has estimated that the carrying amount of the assets comprising the cash-generating unit corresponding to the Brigadier López thermoelectric power plant is lower than its recoverable amount. Therefore, a gain from the reversal of a previously recognized impairment charge on property, plant and equipment amounting to Ps. 40,815,701 thousand was determined, allocated within the headings “Electric power facilities and other equipment”” “Land and buildings,” “Construction in progress,” and “Other,” as well as Ps. 1,821,080 thousand within intangible assets, and were recorded under the item “Impairment reversal (Impairment) of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2025. After recognizing such impairment reversal, the carrying amount of the Brigadier López thermoelectric power plant amounts to Ps. 423,351,892 thousand.

The Group has estimated that the carrying amount of the assets comprising the Manque wind farm is lower than its recoverable amount. Therefore, a gain from the reversal of a previously recognized impairment charge on property, plant and equipment amounting to Ps. 5,484,829 thousand was determined, allocated within the headings “Land and buildings,” “Wind turbines,” “Electric power facilities and other equipment”” and “Other,” as well as Ps. 2,352 thousand within intangible assets, and were recorded under the item “Impairment reversal (Impairment) of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2025. After recognizing such impairment reversal, the carrying amount of the Manque wind farm amounts to Ps. 97,217,332 thousand.

Likewise, the Group has estimated that the carrying amount of the assets comprising the La Genoveva wind farm is lower than its recoverable amount. Therefore, a gain from the reversal of a previously recognized impairment charge on property, plant and equipment amounting to Ps. 9,289,018 thousand was determined, allocated within the items “Land and buildings,” “Wind turbines,” “Electric power facilities and other equipment” and “Other,” as well as Ps. 54,234 thousand within intangible assets, and were recorded under the item “Impairment reversal (Impairment) of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2025. After recognizing such impairment reversal, the carrying amount of the La Genoveva wind farm amounts to Ps. 138,187,766 thousand.

Finally, the Group has estimated that the carrying amount of the assets comprising the San Carlos Solar Park exceeds its recoverable amount by Ps. 12,059,549 thousand. Therefore, an impairment charge was recognized on property, plant and equipment amounting to Ps. 11,754,641 thousand, allocated within the headings “Electric power facilities and other equipment” “Land and buildings” and “Other,” as well as Ps. 304,908 thousand within intangible assets, and were recorded under the item “Impairment reversal (Impairment) of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2025. After recognizing this impairment, the carrying amount of the San Carlos Solar Park amounts to Ps. 18,160,006 thousand.

The key assumption to estimate the value in use is the following:

- Revenue: the revenue has been determined for the budgeted period on the basis of the energy and power sales prices arising from the current resolutions issued by the Secretariat of Energy (SE) and on the basis of the power purchase agreements entered into, considering effects generated by current regulations in connection with the future mix between spot sales and power purchase agreements, where applicable. In this regard, the Group considered different weighted alternatives in relation to the evolution of the mentioned mix, which implied the development of different scenarios with different estimates of the expected cash flows and the assignment of probabilities of occurrence based on the Group's experience and expectations.

Other relevant assumptions are described below:

- Costs: costs have been determined on the basis of operating costs incurred in the past, the most significant cost being maintenance, which was estimated under the terms of the contracts in force with suppliers.

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

Discount rates used to determine the value in use as of December 31, 2025, were from 10% to 11.1% after income tax, depending on the term of the future cash flows.

Any increase in the discount rate would result in additional impairment for the San Carlos solar park cash-generating unit.

- Macroeconomic variables: estimated inflation and devaluation rates, as well as exchange rates used, were obtained from external sources, which are well-known consulting firms dedicated to the local and global economic analysis, widely experienced in the market.

During 2024, the Group recorded impairment losses of Ps. 132,525 million and Ps. 1,761 million in property, plant and equipment and in intangible assets, respectively, related to the Terminal 6 San Lorenzo cogeneration unit, the Brigadier Lopez thermoelectrical power plant, the combined cycle power plant located in Lujan de Cuyo, the Buenos Aires combined cycle power plant located at the Costanera plant, the Manque wind farm and the La Genoveva wind farm.

The Luján de Cuyo combined cycle plant, the Brigadier López thermoelectrical plant, and the Terminal 6 San Lorenzo cogeneration unit belong to the conventional energy generation segment. The Manque and La Genoveva wind farms and the San Carlos Solar Park belong to the renewable energy generation segment.

Gas turbines

During 2025, the Group assessed the recoverability of turbines as individual assets and estimated that the carrying amount of the General Electric generator group, which is stored at the facilities of the Nuevo Puerto power plant, is lower than its recoverable amount. Therefore, a gain from the reversal of a previously recognized impairment charge on property, plant and equipment amounting to Ps. 2,037,281 thousand was determined within the heading “Turbines” and recognized under the item “Impairment reversal (Impairment) of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2025. To determine the recoverable value of this generating group, the Group has used the fair value less costs to sell. After recognizing such impairment reversal, the carrying amount of the General Electric generator group amounts to Ps. 30,688,398 thousand.

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2025, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Lack of interchangeability - Amendments to IAS 21

The effects of changes in foreign currency exchange rates establish how entities should assess whether a currency is interchangeable with another currency and how they should determine the exchange rate to be applied when a currency is not interchangeable. In addition, the amendments require entities to disclose information that allows users of their financial statements to assess how the lack of interchangeability of a currency affects or is expected to affect their financial performance, financial position and cash flows.

The amendments have not had a material impact on the Group's financial statements.

Segment Reporting

As of December 31, 2025, we divided our business into three segments: electric power generation from conventional sources, electric power generation from renewable sources and forest activity. Management and operations of thermal plants are not included in these segments given that such information is not material for our business operations.

As of December 31, 2024, we operated a fourth business segment focused on natural gas transport and distribution. This segment consisted primarily of our activities in the natural gas distribution sector in the Cuyo and Centro regions of Argentina through our equity investment in our former associate, Ecogas.

Results of Operations for the Years Ended December 31, 2025, 2024 and 2023.

We discuss below: (i) our results of operations for the year ended December 31, 2025, as compared with our results of operations for the year ended December 31, 2024; and (ii) our results of operations for the year ended December 31, 2024, as compared with our results of operations for the year ended December 31, 2023.

	2025	2024	2023	Change December 31,
	Ps. thousands	Ps. thousands	Ps. thousands	2025/2024		2024/2023
Revenues	1,097,422,190	971,053,138	898,264,147	13.0%		8.1%
Cost of sales	(704,479,179)	(587,401,731)	(602,054,045)	19.9%		(2.43%)
Gross income	392,943,011	383,651,407	296,210,102	2.4%		29.52%
Administrative selling expenses	(101,430,467)	(101,085,244)	(90,963,332)	0.3%		11.13%
Other operating income	129,747,106	165,304,546	680,945,993	(21.5%	)	(75.72%)
Other operating expenses	(111,836,786)	(54,165,109)	(43,338,742)	106.5%		24.98%
Impairment reversal / (Impairment) of property, plant and equipment and intangible assets	60,950,354	(134,286,909)	126,029,102	(145.4%	)	(206.55%)
Operating income	370,373,218	259,418,691	968,883,123	42.8%		(73.22% )
Gain (Loss) on net monetary position	6,387,392	(24,793,947)	(362,411,869)	(125.8%	)	(93.16%)
Finance income	125,498,842	154,337,361	659,454,202	(18.7%	)	(76.60%)
Finance expenses	(243,562,018)	(225,750,640)	(1,022,034,987)	7.9%		(77.91%)
Share of the profit of associates	59,699,292	21,218,364	17,519,590	181.4%		21.11%
Result from investments in entities measured at fair value	134,631,734	3,306,136	__	3,972.2%		__
Gain from bargain purchase	__	__	208,103,781	__		(100.00%)
Income before income tax	453,028,460	187,735,965	469,513,840	141.3%		(60.01%)
Income tax for the year	(100,180,421)	(107,156,983)	(51,386,519)	(6.5%	)	108.53%
Net income for the year	352,848,039	80,578,982	418,127,321	337.9%		(80.73%)
Earnings per share
– Basic and diluted (Ps.)	230.61	43.42	282.24	431.11%		(84.62%)

Revenues

from Ordinary Activities

	2025	2024	2023	Change December 31,
	Ps. thousands	Ps. thousands	Ps. thousands	2025/2024	2024/2023
Revenues from spot sales(1)	548,762,404	469,425,989	445,521,508	16.90%	5.37%
Sales under contracts(2)	450,329,039	392,764,116	375,306,225	14.66%	4.65%
Steam sales(3)	51,757,640	51,976,328	42,367,772	(0.42%)	22.68%
Forestry Segment	19,080,032	28,743,075	16,658,571	(33.62%)	72.54%
Resale of gas transport and distribution capacity	8,876,982	8,006,400	5,322,793	10.87%	50.42
Revenues from CVO thermal plant management	18,616,093	20,137,230	13,087,278	(7.55%)	53.87%
Total revenues from ordinary activities	1,097,422,190	971,053,138	898,264,147	13.01%	8.10%
__________________
Notes:-
(1)	Includes sales of energy and power to CAMMESA remunerated under Resolutions N° 603/24 since January 1, 2025, N° 27/25 for February 2025, N° 113/25 for March 2025, N° 143/25 April, N° 177/25 May, N° 227/25 June, N° 280/25 July, N° 331/25 August, N° 356/25 September, N° 381/25October 2025 and since November 2025 Resolution N° 400/25 with the new regulatory framework (See “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme”).
(2)	Includes (i) term market sales under contracts and, (ii) energy sold under the Energía Plus, (iii) contracts under the MATER framework and (iv) RenovAr Program sales under contracts (for further information regarding term market sales under contract, see “Item 4.B. Business Overview—Our Customers”).
(3)	Includes steam sold under steam sale contract with YPF from the Luján de Cuyo Plant and Terminal 6 Industrial S.A. from San Lorenzo cogeneration plant.

Revenues

from Segments

				Change December 31,
	2025	2024	2023	2025/2024	2024/2023
		(Ps. thousands)
Electric power generation from conventional sources	877,879,872	751,244,644	704,990,089	16.9%	6.56%
Electric power generation from renewable sources	169,324,254	162,921,790	158,205,416	3.9%	2.98%
Forestry Segment	19,080,032	28,743,075	16,658,571	(33.6%)	72.54%
Resale of gas transport and distribution capacity	499,495,314	654,626,123	424,411,998	(23.7%)	54.24%
Others net of adjustments and eliminations(1)	(468,357,282)	(626,482,494)	(406,001,927)	(25.4%)	54.31%
Total revenues	1,097,422,190	971,053,138	898,264,147	13.0%	8.1%
__________________
Notes:-
(1)	Includes adjustments and eliminations related to investments accounted for using the equity method.

2025 Compared to 2024

Revenues from sales in 2025 totaled Ps. 1,097.42 billion, a 13% increase from Ps. 971.05 billion in 2024. This increase was primarily attributable to: (i) Spot prices realignment, and (ii) the effect of fuel oil cost passthrough to spot prices, partially offset by lower generation from the Piedra del Aguila hydro complex due to low water inflows. Thermal PPA reflects new MAT contracts in November and December 2025, and renewables reflect higher wind resources in 2025 compared to 2024, which implied (i) higher generation volumes and (ii) new solar capacity from the acquired Cafayate asset (80 MW incorporated in August 2025). Energy sales amounting to Ps. 1,047.20 billion represented 95.4% of our revenues in 2025, a 14.6% increase compared to 2024.

2024 Compared to 2023

Revenues in 2024 totaled Ps. 971.05 billion, an 8.10% increase from Ps. 898.26 billion in 2023. This increase was primarily attributable to: (i) 5.37% increase in spot sales, primarily driven by i) higher thermal generation and ii) higher spot prices. Thermal generation was particularly higher in some steam turbines located in Puerto Site, Luján de Cuyo and Costanera sites, where also the Siemens combined cycle recorded higher generation; (ii) 4.65% rise in sales under contracts, mainly explained by higher solar generation, provided that 2024 was the first full year of operations of the Guañizuil farm. Also higher solar resource availability was registered; (iii) 22.68% growth in steam sales, mostly explained by higher demand from clients in both Luján de Cuyo and San Lorenzo facilities; (iv) 50.42% increase in resale of gas transport and distribution capacity, primarily driven by tariff adjustments in distribution and transportation segments and 53.87% rise in CVO management fees, driven by higher generation of CVO plant as well as higher spot prices; (v) 72.54% increment in forestry sales.

Cost of Sales

	Year ended December 31,			Change December 31,
	2025	2024	2023	2025/2024	2024/2023
	(Ps. thousands)			(in percentages)
Inventories and biological assets at beginning of each year	326,291,664	317,754,281	211,916,572	2.69%	49.94%
Acquisition of biological assets	__	__	114,072,028	__	(100.00%)
Purchases for each period	234,586,291	106,560,695	88,744,345	120.14%	20.08%
Employee compensation expense	110,787,097	112,986,452	119,456,508	(1.95%)	(5.42%)
Other long-term employee benefits	4,273,249	12,330,620	8,290,728	(65.34%)	48.73%
Depreciation of property, plant and equipment	156,967,699	143,241,256	182,206,457	9.58%	(21.39%)
Amortization of intangible assets	2,276,917	3,540,349	17,604,337	(35.69%)	(79.89%)
Energy and power purchase	6,093,898	4,831,597	4,200,169	26.13%	15.03%
Fees and remuneration for services	41,173,423	28,757,284	26,565,299	43.18%	8.25%
Maintenance expenses	75,311,773	64,762,685	61,893,779	16.29%	4.64%
Consumption of materials and spare parts	40,328,630	34,010,499	37,736,612	18.58%	(9.87%)
Insurance	18,772,580	27,899,245	26,447,542	(32.71%)	5.49%
Fees and royalties	6,114,132	9,119,280	11,562,887	(32.95%)	(21.13%)
Taxes and contributions	2,016,297	1,918,055	1,239,068	5.12%	54.80%
Taxes on bank credits and debits	195,832	137,738	130,752	42.18%	5.34%
Miscellaneous	962,223	2,208,964	2,265,888	(56.44%)	(2.51%)
Transfers to property, plant and equipment	__	__	(37,862,919)	__	100.00%
Forestry and forestry production expenses	11,174,227	15,023,755	7.074.857	(25.62%)	112.35%
Forestry growth and revaluation of biological assets	(87,009,450)	28,610,640	36,263,417	(404.12%)	(21.10)%
Inventories and biological assets at the end of year	(245,837,303)	(326,291,664)	(317,754,281)	(24.66%)	(2.69)%
Total cost of sales	704,479,179	587,401,731	602,054,045	19.93%	(2.43% )

	Year ended December 31,			Change December 31,
	2025	2024	2023	2025/2024	2024/2023
	( Ps. thousands)			(in percentages)
Electric power generation from conventional sources	(593,931,020)	(475,645,906)	(514,082,128)	24.90%	(7.48)%
Electric Power Generation from renewable sources	(67,579,029)	(63,868,226)	(55,600,820)	5.80%	14.87%
Forestry Segment	(21,002,788)	(27,909,551)	(15,455,324)	(24.70%)	22.43%
Resale of gas transport and distribution capacity	(317,366,460)	(422,737,917)	(345,277,354)	(24.90%)	80.58%
Others net of adjustments and eliminations (1)	295,400,119	402,759,869	328,361,581	(26.70%)	22.66%
Total cost of sales	(704,479,179)	(587,401,731)	(602,054,045)	19.93%	(2.43% )
Notes:-

(1) Includes adjustments and eliminations related to investments accounted for using the equity method.

2025 Compared to 2024

Cost of sales during the year ended December 31, 2025, totaled Ps.704.48 billion, a 19.93% increase compared to Ps.587.40 billion in 2024. This increase was mainly driven by higher costs associated with purchases, depreciation of property, plant and equipment, maintenance services, and consumption of materials and spare parts. These effects were partially offset by lower forestry-related costs.

The increase in purchases 120.14% reflects higher energy procurement requirements during the period, while depreciation of property, plant and equipment increased by 9.58% due to a higher asset base and ongoing investments. In addition, maintenance costs rose by 16.29% and fees and services increased by 43.18%, in line with higher operational activity and inflationary pressures. Consumption of materials and spare parts also increased by 18.58%, consistent with higher operational demand.

These increases were partially offset by reductions in employee-related costs, including a 1.95% decrease in employee compensation expenses and a 65.34% decrease in long-term employee benefits. Insurance expenses also decreased by 32.71%, along with a 32.95% reduction in royalties. Forestry operational expenses declined by 25.62%.

By segment

Cost of sales attributable to electric power generation from conventional sources during the year ended December 31, 2025, totaled Ps.593.93 billion, a 24.9% increase compared to Ps.475.65 billion in 2024. This increase is mainly explained by higher purchases, maintenance expenses, fees and services, and consumption of materials and spare parts, partially offset by lower employee-related expenses, depreciation of intangible assets, and royalties.

Cost of sales attributable to electric power generation from renewable sources totaled Ps.67.58 billion, a 5.8% increase compared to Ps.63.87 billion in 2024. This increase is mainly driven by higher purchases and depreciation.

Cost of sales attributable to the forestry segment amounted to Ps.21.00 billion, a 24.7% decrease compared to Ps.27.91 billion in 2024. The decrease is mainly explained by lower forestry operational expenses.

Cost of sales attributable to transportation, distribution, and marketing of natural gas totaled Ps.317.37 billion, a 24.9% decrease compared to Ps.422.74 billion in 2024. This decrease is mainly explained by lower costs associated with the segment, partially reflecting adjustments in the cost structure and the impact of tariff dynamics.

The “Other” segment showed a negative cost of Ps.(295.40) billion, compared to Ps.(402.76) billion in 2024, representing a 26.7% variation. This variation is primarily explained by a reclassification in the Transport and Distribution segment.

2024 Compared to 2023

Cost of sales during the year ended December 31, 2024, totaled Ps. 587.40 billion, a 2.43% decrease from Ps.602.05 billion in 2023. This decrease was mainly the result of a 10.78% contraction in costs of production, primarily explained by: (i) depreciation and amortizations; (ii) royalties; (iii) revaluation of biological assets; (iv) consumption of material and spare parts and, to a lesser extent, a decrease in employee compensation expense. These effects were partially offset by higher (i) energy and power purchases; (ii) taxes and contributions and (iii) forestry and forestry production expenses.

Cost of sales attributable to electric power generation from conventional sources in the year ended December 31, 2024, totaled Ps.475.65 billion, a 7.48% decrease from Ps.514.08 billion in the year ended December 31, 2023. This decrease is mainly explained by lower (i) depreciation and amortizations; (ii) royalties; (iii) consumption of material and spare parts and, to a lesser extent, a contraction in employee compensation expense. These effects were partially offset by higher (i) energy and power purchases and (ii) taxes and contributions.

Cost of sales attributable to electric power generation from renewable sources in the year ended December 31, 2024, totaled Ps.63.87 billion, a 14.87% rise from Ps.55.60 billion in the year ended December 31, 2023. This increase is mainly attributable to higher (i) energy and power purchases and (ii) taxes and contributions.

Gross Income

Gross income during the year ended December 31, 2025, totaled Ps.392.94 billion, a 2.4% increase from Ps.383.65 billion during the year ended December 31, 2024. Gross income increased mainly as a result of higher revenues and the evolution of costs described above. The gross margin improved, reflecting a more favorable relationship between revenues and cost of sales, supported by the impact of tariff adjustments, operational efficiencies, and improved contribution from certain business segments.

2024 Compared to 2023

Gross income during the year ended December 31, 2024, totaled Ps.383.65 billion, a 29.52% increase from Ps.296.21 billion during the year ended December 31, 2023, due to the above-mentioned reasons. The gross margin for the year ended December 31, 2024, was 39.51% compared to a gross margin of 32.98% during the same period of 2023.

Administrative and Selling Expenses

	Year ended December 31,			Change December 31,
	2025	2024	2023	2025/2024	2024/2023
	(Ps. thousands.)			(in percentages)

Electric power generation from conventional sources	78,207,839	83,587,433	80,847,346	(6.44% )	3.39%
Electric power generation from renewable sources	5,333,795	6,562,991	5,504,417	(18.73%)	19.23%
Resale of gas transport and distribution capacity	71,853,556	97,222,347	89,165,538	(26.09%)	9.04%
Forestry Segment	11,000,615	10,934,820	4,611,568	0.60%	137.12%
Others net of adjustments and eliminations(1)	(64,965,338)	(97,222,347)	(89,165,538)	(33.18%)	9.04%
Total administrative and selling expenses	101,430,467	101,085,244	90,963,332	0.34%	11.13%

Notes:-
(1)	Includes adjustments and eliminations related to investments accounted for using the equity method.

2025 Compared to 2024

Administrative and selling expenses during the year ended December 31, 2025, totaled Ps.101,43 billion, a 0.34% increase from Ps. 101.09 billion during the year ended December 31, 2024. This was primarily driven by offset effect of: (i) decrease in employee compensation expenses (ii) increases in fees and compensation for services, and (iii) increase in depreciation of property, plant and equipment.

2024 Compared to 2023

Administrative and selling expenses during the year ended December 31, 2024, totaled Ps.101.09 billion, an 11.13% increase from Ps.90.96 billion during the year ended December 31, 2023. This increase was primarily driven by: (i) employee compensation expenses (ii) fees and compensation for services, and (iii) depreciation of property, plant and equipment.

Other Operating Income

	Year ended December 31,			Change December 31,
	2025	2024	2023	2025/2024	2024/2023
	(Ps. thousands			(in percentages)

Electric power generation from conventional sources	101,325,812	122,785,168	606,507,979	(17.48%)	(79.76%)
Electric power generation from renewable sources	27,167,985	11,580,550	31,023,115	134.60%	(62.67%)
Forestry segment	1,326,325	30,781,835	43,030,067	(95.69%)	(28.46%)
Resale of gas transport and distribution capacity	6,660,863	9,853,068	18,000,810	(32.40%)	(45.26%)
Others net of adjustments and eliminations (1)	(6,733,879)	(9,696,075)	(17,615,979)	(30.55%)	(44.96%)
Total	129,747,106	165,304,546	680,945,993	(21.51%)	(75.72%)

Notes:-
(1)	Includes adjustments and eliminations related to investments accounted for using the equity method.

2025 Compared to 2024

Other operating income in the year ended December 31, 2025, totaled Ps.129.75 billion, a 21.5% contraction from Ps. 165.30 billion in the year ended December 31, 2024. This decrease was primarily the result of: (i) lower interest from clients due to lower CAMMESA delays; (ii) lower foreign exchange differences, which had an impact on the CVOSA credit and (iii) no income associated with the revaluation of biological assets related to the forestry business segment.

2024 Compared to 2023

Other operating income in the year ended December 31, 2024, totaled Ps.165.30 billion, a 75.72% contraction from Ps. 680.95 billion in the year ended December 31, 2023. This decrease was primarily the result of: (i) lower interest from clients due to lower CAMMESA delays; (ii) lower foreign exchange differences, which had an impact on the CVOSA credit and (iii) lower revaluation of biological assets related to the forestry business segment.

Other Operating Expenses

	Year ended December 31,			Change December 31,
	2025	2024	2023	2025/2024	2024/2023
	(Ps. thousands			(in percentages)

Electric power generation from conventional sources	20,243,151	33,785,608	31,396,315	(40.08%)	7.61%
Electric power generation from renewable sources	6,255,950	16,925,595	637,059	(63.04%)	2,556.83%
Resale of gas transport and distribution capacity	11,754,697	5,976,052	5,086,438	96.70%	17.49%
Forestry Segment	85,332,271	3,448,002	11,255,155	2374.83%	(69.37%)
Others net of adjustments and eliminations(1)	(11,749,283)	(5,970,158)	(5,036,226)	96.80%	(18.54%)
Total other operating expenses	111,836,786	54,165,109	43,338,742	106.47%	24.98%

Notes:-
(1)	Includes adjustments and eliminations related to investments accounted for using the equity method.

2025 Compared to 2024

Other operating expenses in the year ended December 31, 2025, totaled Ps. 111.84 billion, a 106.47% increase from Ps. 54.17 billion in the year ended December 31, 2024. This increase was primarily the result of (i) the loss from revaluation of biological assets and (ii) disposal (derecognition) of PPE, materials and spare parts.

2024 Compared to 2023

Other operating expenses in the year ended December 31, 2024, totaled Ps.54.17 billion, a 24.98% increase from Ps. 43.38 billion in the year ended December 31, 2023. This increase was primarily the result of (i) Resolutions 58/2024 and 66/2024 (see “Item 3.D. Risk Factors—Risks Relating to the Electric Power Sector in Argentina—We have, in the recent past, been unable to collect payments, or to collect them in a timely manner, from CAMMESA and other customers in the electric power sector”) and (ii) expenses due to an incident in a wind farm.

Impairment of property, plant and equipment and intangible assets

	Year ended December 31,			Change December 31,
	2025	2024	2023	2025/2024	2024/2023
	(Ps thousands.)			(in percentages)
Electric power generation from conventional sources	58,179,470	(94,926,264)	58,326,548	(161.29%)	(262.75%)
Electric power generation from renewable sources	2,770,884	(39,360,645)	67,702,554	(107.04%)	(158.14%)
Total impairment of property, plant and equipment and intangible assets	60,950,354	(134,286,909)	126,029,102	(145.39%)	(206.55% )

2025 Compared to 2024

The Group has identified triggers for potential impairment reversal of its property, plant and equipment’s and/or intangible assets with finite useful live related to the issuance of Res. No. 400/2025 and the evolution of the exchange rate in relation to the evolution of the inflation index. On the other hand, the Group has identified a triggering of potential impairment related to the additional costs incurred in the construction of San Carlos Solar Park as compared to its budget. Therefore, the Group has reversed impairment losses in the following cash-generating units: Luján de Cuyo combined cycle, cogeneration unit, Terminal 6 San Lorenzo, Brigadier López thermoelectric power plant, Manque and La Genoveva wind farms, and the generating group classified as “Turbines” for the assets in Central Puerto complex (Nuevo Puerto facilities). Additionally, the Group has recognized an impairment charge in the San Carlos solar park.

For further information, see “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of property, plant and equipment and intangible assets”.

During 2024, the Group recorded impairment losses of Ps. 132,525 million and Ps. 1,761 million in property, plant and equipment and in intangible assets, respectively, related to the Terminal 6 San Lorenzo cogeneration unit, the Brigadier Lopez thermoelectric power plant, the combined cycle power plant located in Luján de Cuyo, the Buenos Aires combined cycle power plant located at the Costanera plant, the Manque wind farm and the La Genoveva wind farm.

2024 Compared to 2023

In 2024, we recorded a Ps.134.28 billion impairment of property, plant and equipment and intangible assets charge related to a reduction in the assessed value-in-use of the following assets that exceeded their previously recorded book value: the Brigadier Lopez thermoelectric power plant; the San Lorenzo cogeneration unit; the Lujan de Cuyo combined cycle; the Buenos Aires combined cycle, located in the Costanera site; La Genoveva and Manque wind farms and the turbines stored in Nuevo Puerto.

In 2023, we recorded a Ps. 126.03 billion recovery gain related to the impairment reversal for the following assets: the Luján de Cuyo combined cycle power plant, the San Lorenzo cogeneration unit, the Manque and La Genoveva wind farms, the turbine stored in Nuevo Puerto and Other Land and Buildings, partially offset by the Brigadier Lopez thermoelectric power plant impairment.

Operating Income

	Year ended December 31,			Change December 31,
	2025	2024	2023	2025/2024	2024/2023
	( Ps. thousands.)			(in percentages)
Electric power generation from conventional sources	345,003,144	186,084,599	743,498,827	85.40%	(74.97%)
Electric power generation from renewable sources	120,094,349	47,784,883	195,188,788	151.32%	(75.52%)
Resale of gas transport and distribution capacity	105,181,464	138,542,875	2,883,479	(24.08%)	4,704.71%
Forestry Segment	(96,929,317)	17,232,538	28,366,589	(662.48%)	(39.25%)
Others net of adjustments and eliminations(1)	(102,976,422)	(130,226,204)	(1,054,561)	(20.92%)	12,248.86%
Total operating income	370,373,218	259,418,691	968,883,123	42.77%	(73.22%)

Notes:-
(1)	Includes adjustments and eliminations related to investments accounted for using the equity method.

2025 Compared to 2024

Operating income in the year ended December 31, 2025, totaled Ps. 370.37 billion, a 42.77% increase from Ps. 259.42 billion in the year ended December 31, 2024. This result is mainly attributable to the reversal of impairment of property, plant and equipment and intangible assets. This effect was partially offset by Forestry business unit negative Result from growth and revaluation of biological assets in Other Operating Expenses of Ps. 87.00 billion.

 2024 Compared to 2023

Operating income in the year ended December 31, 2024, totaled Ps.259.42 billion, a 73.22% decrease from Ps.968.88 billion in the year ended December 31, 2023. This result is mainly attributable to (i) 2023 foreign exchange gains on CVOSA receivables that had a positive impact compared to 2024 and (ii) the recognition of an impairment reversal in 2023, while in 2024 an impairment charge was recorded along with lower gains from the remeasurement of CVOSA receivables.

Gain (Loss) on net monetary position

2025 Compared to 2024

Loss on net monetary position in the year ended December 31, 2025, totaled a Ps. 6.39 billion gain, compared to a Ps. 24.79 billion loss in the year ended December 31, 2024. This is explained by the impact of inflation indices on the Group net monetary position.

2024 Compared to 2023

Loss on net monetary position in the year ended December 31, 2024, totaled a Ps.24.79 billion loss, a 93.16% decrease from a Ps.362.42 billion loss in the year ended December 31, 2023. This is the result of lower inflation rates.

Finance Income

2025 Compared to 2024

Finance income in the year ended December 31, 2025, totaled Ps.125.49 billion, a 18.7% decrease from Ps. 154.34 billion in the year ended December 31, 2024. The decrease was primarily the result of lower gains on financial assets at fair value through profit of Ps. 119.96 billion in the year ended December 31, 2025, compared to Ps. 131.85 billion in the year ended December 31, 2024.

2024 Compared to 2023

Finance income in the year ended December 31, 2024, totaled Ps.154.34 billion, a 76.60% decrease from Ps.659.45 billion in the year ended December 31, 2023. The decrease was primarily the result of: (i) a 67.54% lower interest earned from Ps. 16.61 billion in 2023 to Ps. 5.39 billion in 2024, (ii) a 79.03% lower net income on financial assets which decreased from Ps. 628.78 billion in 2023 to Ps. 131.85 billion in 2024 and (iii) an 80.10% lower income from swap contracts, which decreased from Ps. 14.07 billion in 2023 to Ps. 2.80 billion in 2024.

Finance Expenses

2025 Compared to 2024

Finance expenses in the year ended December 31, 2025, totaled Ps. 243.56 billion, a 7.9% increase from Ps.225.75 billion in the year ended December 31, 2024. This increase is primarily the result of: (i) higher foreign exchange differences on financial liabilities which increased to Ps. 185.99 billion in 2025 compared to Ps. 145.08 billion in 2024 partially offset by (ii) lower loan interest expenses, which decreased to Ps. 50.92 billion in 2025 compared to Ps. 74.50 billion in 2024.

2024 Compared to 2023

Finance expenses in the year ended December 31, 2024, totaled Ps. 225.75 billion, a 77.91% decrease from Ps. 1,022.03 billion in the year ended December 31, 2023. This contraction is primarily the result of: (i) lower foreign exchange differences on financial liabilities which decreased from Ps. 940.32 billion in 2023 to Ps. 145.07 billion in 2024 and (ii) lower bank fees, which decreased from Ps. 8.05 billion in 2023 to Ps. 6.13 billion in 2024.

Share of the Profit of Associates

2025 Compared to 2024

Share of the profit of associates in the year ended December 31, 2025, totaled a gain of Ps. 59.70 billion compared to a gain of Ps. 21.22 billion in 2024, mainly due to the results registered in connection with the associate Ecogas Group (See Note 3.1. to our Audited Consolidated Financial Statements).

2024 Compared to 2023

Share of the profit of associates in the year ended December 31, 2024, totaled a gain of Ps.21.22 billion compared to a gain of Ps.17.52 billion in 2023, mainly due to the gains resulting from the operations of Ecogas in 2024.

Gain from bargain purchase

2025 Compared to 2024

There was no gain for bargain purchase for the years ended December 31, 2025 and 2024.

2024 Compared to 2023

The variation was explained by the bargain purchases recorded from the Central Costanera and forestry companies acquisitions performed during 2023.

Results from investments in entities measured at fair value

The variation amounted to Ps. 134.63 billion in 2025, compared to Ps. 3.31 billion in 2024, reflecting the market valuation increase of AbraSilver.

No amount was recognized in 2023.

Income Tax

2025 Compared to 2024

Income tax in the year ended December 31, 2025, totaled Ps. 100.18 billion, a 6.5% decrease from Ps. 107.16 billion in the year ended December 31, 2024. Our effective tax rate for the year ended December 31, 2025, and 2024 was 22.11% and 57.08%, respectively.

2024 Compared to 2023

Income tax in the year ended December 31, 2024, totaled Ps.107.16 billion, a 108.53% increase from Ps.51.39 billion in the year ended December 31, 2023. Our effective tax rates for the year ended December 31, 2024, and 2023 were 57.08% and 10.94%, respectively.

Net Income for the Year

2025 Compared to 2024

For the reasons described above, net income for the year ended December 31, 2025, totaled Ps. 352.85 billion, compared to a net income of Ps. 80.57 billion in the year ended December 31, 2024.

2024 Compared to 2023

For the reasons described above, net income for the year ended December 31, 2024, totaled Ps. 80.57 billion, compared to a net income of Ps. 418.13 billion in the year ended December 31, 2023.

Significant balance sheet variations discussion

Property, plant & equipment

As of December 31, 2025, the Group’s property, plant and equipment (“PP&E”) and intangible assets amounted to Ps. 2,345,654 million and Ps. 40,473 million, respectively. As described in greater detail in Note 2.2.8 to the Audited Consolidated Financial Statements, in accordance with IFRS Accounting Standards, an impairment or impairment reversal is required for PP&E and intangible assets when there are indicators identified during the year, or subsequently, that provide confirming evidence of conditions that already existed at the end of the reporting period and that indicate that the recoverable amount of PP&E and intangible assets may be affected.

For each individual asset or cash-generating unit (“CGU”) for which impairment or impairment reversal indicators are identified, Management estimates the recoverable amount for the asset or CGU, which is the higher of fair value less costs of disposal and value in use, and compares it with the carrying amount recorded in the accounts. The value in use for the CGUs within the Group’s conventional and renewable power generation segment was estimated based on discounted future cash flows, considering significant assumptions related to electricity revenues, as well as assumptions regarding operating costs, the discount rate, and macroeconomic variables such as exchange rate and inflation. The recoverable amount for one turbine and one plot of land was estimated based on fair value less costs of disposal.

During 2025, the Group recognized an impairment loss on PP&E and intangible assets of Ps. 11,755 million and Ps. 305 million, respectively, related to the San Carlos solar park. In turn, it recognized a reversal of impairment on PP&E and intangible assets of Ps. 71,133 million and Ps. 1,877 million, respectively, related to the Luján de Cuyo combined cycle plant, the Terminal 6 San Lorenzo cogeneration unit, the Brigadier López thermoelectric power plant, the Manque and La Genoveva wind farms, and the turbine.

Biological assets

The Group measures its forest plantations, both at initial recognition and at the end of the reporting period, at fair value less costs to sell at the point of harvest. The fair value of those plantations for which there are no available market prices in their current condition is determined based on discounted cash flows, using market discount rates.

Forest plantations included in the harvesting plan for the twelve months following the end of the fiscal year are classified as current biological assets.

Trade and other receivables

CVO Receivables: As described in Note 1.2.a) of Audited Consolidated Financial Statements, in 2010 the Company approved an agreement with the former Secretariat of Energy (the “CVO Agreement”) and, effective March 20, 2018, CAMMESA granted commercial operation authorization for the Central Vuelta de Obligado thermal power plant as a combined cycle unit (the “Commercial Operation Authorization”).

Receivables under the CVO Agreement are included under CAMMESA trade receivables. CVO Receivables are denominated in U.S. dollars and accrued interest at a rate of LIBO plus 5%. Following the discontinuation of the LIBO rate on June 30, 2023, for purposes of determining the applicable interest, such rate was replaced by the Secured Overnight Financing Rate (SOFR) published by CME (Chicago Mercantile Exchange) plus a fixed spread of 0.11448%.

As a result of the Commercial Operation Authorization and as established in the CVO Agreement, the Company collects the CVO Receivables, converted into U.S. dollars, in 120 equal and consecutive installments.

During the years ended December 31, 2025 and 2024, collections of CVO Receivables amounted to Ps.97.85 billion and Ps.110.06 billion, respectively.

Information regarding the Group’s credit risk management objectives and policies is included in Note 17.

Loans and borrowings

Loans and borrowings decreased by 1.58% during the year 2025, of Ps.493.03 billion, from Ps.500.93 billion in 2024. This is mostly explained by cancelled debt along the year.

Item 5.B Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of Ps. 37.68 billion, and other current financial assets of Ps. 300.18 billion. See Notes 15 and 13.6 to our Audited Consolidated Financial Statements.

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

Corporate Bonds

On July 31, 2020, our Extraordinary General Shareholders’ Meeting approved the creation of a global program for the issuance of simple, non-convertible negotiable obligations under the Argentine Negotiable Obligations Law, with a maximum outstanding principal amount at any time of US$500 million (or its equivalent in other currencies), to be issued as short-, medium- or long-term securities (the “Program”).

The Board of Directors was delegated authority to determine the terms of the Program and any notes issued thereunder not expressly set by the shareholders’ meeting. On October 29, 2020, the CNV. On June 11, 2025, the CNV approved an extension of the Program term to October 29, 2030, and an increase in the maximum outstanding amount to US$1.0 billion.

Under this Program, we have issued three series of corporate bonds:

On September 17, 2023, we issued the Class A Corporate Bond (the "Class A CB"), denominated, paid and payable in U.S. dollars in Argentina. The principal terms of the Class A CB are as follows:

(i) aggregate principal amount: US$37.23 million;

(ii) interest rate (determined by auction): 7.0% per annum;

(iii) interest payment frequency: semi-annual;

(iv) amortization: bullet;

(v) maturity: 30 months from September 17, 2023; and

(vi) governing law and depositary: Argentina, Caja de Valores S.A.

On October 17, 2023, we issued our 10% Senior Notes due 2025 (the "Class B CB"), denominated, paid and payable in U.S. dollars under Regulation S. The principal terms of the Class B CB are as follows:

(i) aggregate principal amount: US$50.00 million;

(ii) interest rate (determined by auction): 10.0% per annum;

(iii) interest payment frequency: semi-annual;

(iv) amortization: bullet;

(v) maturity: 24 months from October 17, 2023; and

(vi) governing law and depositary: New York, Euroclear.

On August 25, 2025, we issued the Class C Corporate Bond (the "Class C CB"), denominated, paid and payable in U.S. dollars in Argentina. The principal terms of the Class C CB are as follows:

(i) aggregate principal amount: US$50.00 million;

(ii) interest rate (determined by auction): 8.0% per annum;

iii) Interest coupon frequency: semiannual

iv) Amortization: bullet

v) Term: 48 months, commencing August 25, 2025

vi) Governing law and place of deposit: Argentina, Caja de Valores S.A.

On October 20, 2023, the Company decided to reopen the Class A CB, a procedure that allows offering in the market a negotiable security that replicates all conditions of the previously issued instrument, incorporating in this instance the interest rate determined in the original offering (7%) and bidding the price. As a result, the Company issued an additional US$10,000,000 for Class A CB, at an issue price of 102.9%. Thus, the total nominal value of Class A amounts to US$47,232,818.

On August 28, 2025, the Company decided to reopen the Class C CB, successfully issuing an additional US$ 39,067,309 at an issue price of 100.06%. Therefore, the total nominal value of Class C amounts to US$89,067,309.

On October 17, 2025, the Class B CB was fully redeemed.

Subsequent to the end of the fiscal year, on January 16, 2026, the Company executed the early redemption of the Class A CB, which included the full cancellation of the nominal value and accrued interest up to that date.

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

During 2025 and 2024 we collected Ps.97.85 billion and Ps.110.06 billion from CVO receivables, respectively, in each case measured in Pesos as of December 31, 2025.

Cash Flows

The following table sets forth our cash flows from our operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	(Ps. thousands )
	2025	2024	2023
Net cash flows provided by operating activities	411,206,670	339,689,208	359,842,814
Net cash flows used in investing activities	(276,439,696)	(216,934,471)	(182,127,542)
Net cash used in financing activities	(96,240,745)	(144,447,536)	(228,467,520)
Increase (Decrease) in cash and cash equivalents, net	38,526,229	(21,692,799)	(50,752,248)

Net Cash Provided by Operating Activities

2025 Compared to 2024

Net cash provided by operating activities increased 21.05% to Ps.411.21 billion for the year ended December 31, 2025, from Ps.339.69 billion for the year ended December 31, 2024. Net cash provided by operating activities is mainly explained by Ps.453.03 of net income for the period before income tax; partially offset by (i) non-cash Ps.134.63 billion loss on investments in entities measured at fair value; and (ii) non-cash Ps. 60.95 billion Reversal (Impairment) of property, plant and equipment and intangible assets and increased by the non-cash Ps. 87 billion loss from revaluation of biological assets.

2024 Compared to 2023

Net cash provided by operating activities decreased 5.60% to Ps. 339.69 billion for the year ended December 31, 2024, from Ps. 359.84 billion for the year ended December 31, 2023. Net cash provided by operating activities is mainly explained by a lower net income and a lower non-cash items compared to 2023 figures.

Net Cash Used in Investing Activities

2025 Compared to 2024

Net cash used in investing activities increased by 27.43% to Ps. 276.44 billion for the year ended December 31, 2025, from Ps. 216.93 billion for the year ended December 31, 2024. Net cash used in investing activities is mainly explained by Ps.295.41 billion in acquisitions of property, plant and equipment and inventory in 2025.

2024 Compared to 2023

Net cash used in investing activities increased by 19.11% to Ps. 216.93 billion for the year ended December 31, 2024, from Ps. 182.13 billion for the year ended December 31, 2023. Net cash used in investing activities is mainly explained by (i) Ps.187.46 billion in acquisitions of property, plant and equipment and inventory and (ii) Ps.41.67 billion in acquisitions of other financial assets, net, partially offset by (iii) Ps.10.71 billion generated by dividends collected and (iv) Ps.1.47 billion from the sale of property, plant and equipment, and (v) partially offset by the Ps.103.18 billion in acquisitions of associates in 2023.

Net Cash Used in Financing Activities

2025 Compared to 2024

Net cash used in financing activities decreased 33.37% to Ps.96.24 billion for the year ended December 31, 2025, compared to Ps.144.45 billion for the year ended December 31, 2024. Net cash used in financing activities is mainly explained by (i) Ps.183.79 billion in loans and other financial debts received and (ii) Ps.233.17 billion in loans and other financial debts paid.

2024 Compared to 2023

Net cash used in financing activities decreased 36.78% to Ps.144.47 billion for the year ended December 31, 2024, compared to Ps.228.47 billion for the year ended December 31, 2023. Net cash used in financing activities is mainly explained by (i) Ps.172.12 billion in loans and other financial debts paid; (ii) Ps.59.00 billion in interest and other financial costs and bank fees paid; and (iii) Ps.21.91 billion in dividends paid, partially offset by (i) Ps.84.97 billion in loans and other financial debts received and (ii) Ps.23.59 billion in net overdrafts received.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
	(in thousands of Ps.)
	2025	2024	2023
Land and buildings	693,388	4,629,034	193,567,687
Electric power facilities and other equipment	162,740,865	83,355,101	201,859,888
Wind turbines	__	—	576,890
Turbines	__	—	—
Construction in progress	161,030,797	123,630,856	44,252,936
Other	11,251,937	22,872,250	6,123,005
Total	335,716,987	234,487,241	446,380,406

In the year ended December 31, 2025, we made total capital expenditures of Ps. 335.72 billion, compared to Ps. 234.49 billion in 2024. This amount is basically explained by capital expenditures applied to our projects under execution: the construction of San Carlos solar farm and the Brigadier Lopez conversion into a combined cycle, as well as the acquisition of the Cafayate solar farm.

 Indebtedness

As of December 31, 2025, our total indebtedness was Ps.493.03 billion of which 98.17% was denominated in foreign currency, mostly in U.S. dollars. The following table shows our indebtedness as of such date:

	December 31, 2025
	(in thousands of US$)	(in thousands of Ps.)
Non-Current debt	239,093	348,936,328
Current debt	98,730	144,088,726

Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

 On March 26, 2019 we entered into a loan agreement with KfW for an amount of up to US$56 million to finance the acquisition of two gas turbines, related equipment, and services relating to the Luján de Cuyo cogeneration plant project.

Under the terms of the agreement, the loan accrues interest at a rate equal to LIBOR plus 1.15%. Following the discontinuation of the LIBOR on June 30, 2023, the loan agreement was amended, replacing the LIBOR with SOFR plus a fixed spread of 0.26161%. The loan amortizes quarterly in 47 equal and consecutive installments, starting six months after the commissioning of the gas turbines and their equipment.

 In accordance with the loan agreement, among other obligations, we must maintain a debt ratio of no more than 3.5:1.00 as of December 31 each year. As of December 31, 2025, we have complied with that requirement.

As of December 31, 2025, and 2024, the balance of this loan amounts to Ps. 28,977,209 thousand and Ps. 30,942,934 thousand, respectively.

 Loans from the International Finance Corporation (“IFC”) and the Inter-American Investment Corporation (“IIC”)

 On October 20, 2017, and January 17, 2018, CP La Castellana S.A.U. (“CP La Castellana”) and CP Achiras S.A.U. (“CP Achiras”), respectively, entered into loan agreements with: (i) the International Finance Corporation (“IFC”), acting on its own behalf, as an eligible hedging provider, and as implementing entity of the Managed Multilateral Loan Program; and (ii) the Inter-American Investment Corporation (“IIC”), acting as lender on its own behalf, as agent for the Inter-American Development Bank (“IDB”), and on behalf of the IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F,” together with IIC and IDB, the “IDB Group,” and together with IFC, the “Senior Lenders”), structuring a series of loan agreements in favor of CP La Castellana and CP Achiras for a total principal amount of up to US$100,050,000 and US$50,700,000, respectively.

Under the terms of the agreement with CP La Castellana, US$5 million accrue interest at LIBOR plus 3.5%, and the remaining balance at LIBOR plus 5.25% until August 15, 2023. Following the discontinuation of the LIBOR on June 30, 2023, CP La Castellana, together with the IDB Group and IFC, amended the loan agreements on June 29, 2023, replacing LIBO with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161%, effective from August 15, 2023. The loan amortizes quarterly in 52 equal and consecutive installments, beginning February 15, 2019.

Under the terms of the agreement with CP Achiras, US$40.7 million accrues a fixed interest rate of 8.05% and the remaining balance at a fixed rate of 6.77%, with the loan amortizing quarterly in 52 equal and consecutive installments starting May 15, 2019.

In accordance with the loan agreements, and among other obligations assumed, the controlled entities CP La Castellana and CP Achiras committed to maintaining a Historical Senior Debt Service Coverage Ratio of at least 1.05:1.00. Furthermore, this ratio cannot fall below 1.20:1.00 for more than eight consecutive quarters. These ratios must be maintained until the project completion date and are calculated by dividing the sum of the EBITDA (as such term is defined under the relevant loan agreements) for the four most recent financial quarters prior to the calculation date by the sum of all scheduled debt payments due in those same four quarters.

Additionally, as security for their obligations, CP La Castellana and CP Achiras have granted IFC and IIC a first-ranking pledge over the financed assets. Other related agreements and documents, including the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement,” under which we unconditionally and irrevocably guaranteed, as principal debtor, all payment obligations of CP La Castellana and CP Achiras until project completion), hedging contracts, a security trust, a mortgage, share pledge agreements, wind turbine pledge agreements, direct agreements, and promissory notes, have been executed.

On February 16, 2023, CP La Castellana and CP Achiras satisfied all conditions required to certify the project completion date, and consequently, the Guarantee Agreement granted by us was released.

Furthermore, we agreed to maintain, unless otherwise consented in writing by each senior lender, ownership and control of CP La Castellana and CP Achiras as follows: (i) until the project completion date, (a) to directly or indirectly hold at least seventy percent (70%) of the ownership of CP La Castellana and CP Achiras, and maintain control of CP La Castellana and CP Achiras, and (b) CP Renovables S.A. to directly hold ninety-five percent (95%) ownership of CP La Castellana and CP Achiras; and (ii) after the project completion date, the we must directly or indirectly maintain at least fifty-one percent (50.1%) ownership and control of CP La Castellana, CP Achiras, and CP Renovables, with CP Renovables maintaining control over CP La Castellana and CP Achiras. As a result of the merger by absorption between us and CP Renovables described in Note 16 to the Audited Consolidated Financial Statements, from October 1, 2025, the obligations originally assumed by CP Renovables are now fulfilled by us. Certain requirements to distribute dividends must also be met by CP Achiras and CP La Castellana.

As of December 31, 2025, the Group has complied with all requirements detailed in the loan agreements.

Under the security trust agreement, as of December 31, 2025 and 2024, there are restricted trade receivable balances of Ps. 6,440,433 thousand and Ps. 5,786,226 thousand, respectively.

As of December 31, 2025 and 2024, the outstanding balance of these loans amounts to Ps. 100,108,872 thousand and Ps.108,514,212 thousand, respectively.

Loans from the IFC and Banco de Galicia y Buenos Aires S.A.

On December 19, 2025, we entered into a loan agreement with the IFC for a total amount of up to US$300 million, comprising an A Loan of US$50.0 million, a B1 A Loan of US$50 million and a B1 B Loan of US$200 million (the “IFC Corporate Facility”). The IFC Corporate Facility is governed by the laws of the State of New York and is payable in U.S. dollars in New York in immediately available funds. The loans bear interest at a floating rate referenced to Term SOFR, plus an applicable margin of 4.15% per annum for the A Loan and the B1 A Loan, and 4.00% per annum for the B1 B Loan, and include customary fallback provisions in the event of a cessation of the reference rate. The loans are amortizable quarterly, with scheduled principal repayments beginning on March 15, 2028, and continuing through December 15, 2034, as set forth in the applicable amortization schedules.

Pursuant to the IFC Corporate Facility, the proceeds of the loans, once disbursed, are intended to be applied to finance the acquisition of 100% of the share capital of Piedra del Águila Hidroeléctrica Argentina S.A., the company holding the concession to operate the Piedra del Águila hydroelectric complex, and part of the development and implementation of the BESS Project, consisting of the installation of battery energy storage systems with an aggregate capacity of 150 MW in the Buenos Aires metropolitan area, as well as to cover related transaction costs and other uses permitted under the loan agreement.

We have agreed to maintain an Adjusted Interest Coverage Ratio of at least 2.00:1.00 and a Net Financial Debt to Adjusted EBITDA ratio (as such term is defined under the contract) of no more than 3.00:1.00, tested quarterly on a last twelve months consolidated basis. Any disputes arising under the IFC Corporate Facility are subject to the exclusive jurisdiction of New York state and federal courts located in Manhattan.

We received a first disbursement for US$50 million under this loan agreement on April 16, 2026. Our loans under the IFC Corporate Facilities contain customary covenants for facilities of this type, including: (i) certain limitations on consolidations, mergers and sales of assets; (ii) restrictions on incurring additional indebtedness; (iii) limitations on paying dividends; (iv) limitations on making capital expenditures and (v) restrictions on the incurrence of liens. Certain events of default and covenants in the IFC Corporate Facilities are subject to certain thresholds and exceptions described in the agreements relating to the IFC Corporate Facilities. We do not expect these restrictions to have a material impact on our ability to meet our cash obligations. The above-mentioned customary financial covenants will be in force after the loans are disbursed.

Upon execution of the financing agreement, certain costs amounting to US$5,720,000 related to the structuring and syndication of the loan became payable. Such amount was paid between January and February 2026. As from January 2, 2026, this loan accrues a 1% commitment fee, calculated on the undisbursed balances.

Additionally, on January 5, 2026, we entered into a bridge financing with Banco Galicia y Buenos Aires S.A. for an amount of US$200 million at an annual interest rate of 5% for a term of 180 days as from the disbursement date, which was effectively disbursed on January 6, 2026. In accordance with the provisions of the loan agreement, the funds obtained thereunder were used to purchase the shares of Piedra del Águila Hidroeléctrica Argentina S.A.

Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., one of our subsidiaries, entered into a loan agreement with the IFC, acting on its own behalf, as an eligible coverage provider, and as the implementing entity of the Managed Co-Lending Program (“MCPP”) administered by IFC, for an amount of US$76.1 million.

Under the terms of the agreement, this loan accrued interest at a rate equal to LIBO plus 6.50% until August 15, 2023. Due to the discontinuation of the LIBO rate on June 30, 2023, Vientos La Genoveva S.A.U., together with IFC, amended the agreement on June 14, 2023, replacing the LIBO rate with the SOFR plus a fixed Credit Adjustment Spread (“CAS”) of 0.26161%, effective August 15, 2023. The loan is amortizable quarterly in 55 installments starting November 15, 2020.

Pursuant to the loan agreement, among other obligations, the controlled company Vientos La Genoveva S.A.U. committed to maintain a Historical Senior Debt Service Coverage Ratio of at least 1.05:1.00. Additionally, this ratio cannot be less than 1.20:1.00 for more than eight consecutive quarters. This ratio is calculated by dividing the sum of EBITDA (as such term is defined under the loan agreement) for the four most recent financial quarters preceding the calculation date by the sum of all scheduled debt payments due during the same four quarters.

To secure its obligations, the controlled company Vientos La Genoveva S.A.U. maintains a first-ranking pledge over the financed assets in favor of IFC. Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement,” under which we guaranteed fully, unconditionally, and irrevocably, as principal debtor, all payment obligations of Vientos La Genoveva S.A.U. until the project reached its completion date), hedging contracts, security trust, share pledge agreements, wind turbine guarantees, direct agreements, and promissory notes, were also executed.

Under the Guarantee Agreement, among other obligations, we committed to maintain, until the project completion date, (i) a debt-to-equity ratio of no more than 3.5:1.00; and (ii) an interest coverage ratio of no less than 2.00:1.00. Additionally, we agreed, under certain conditions, to make capital contributions to Vientos La Genoveva S.A.U.

On November 29, 2024, Vientos La Genoveva S.A.U. met all requirements and conditions necessary to recognize the project completion date, and therefore the Guarantee Agreement granted by CPSA was released.

Finally, certain requirements must be met by Vientos La Genoveva S.A.U. to be able to distribute dividends.

As of December 31, 2025, the Group has complied with all the requirements established in the loan agreement.

Pursuant to the signed security trust agreement, as of December 31, 2025 and 2024, the balances of trade receivables with specific assignment amounted to Ps. 3,020,608 thousand and Ps. 3,010,092 thousand, respectively. The loans balances as of December 31, 2025 and 2024 was Ps. 76,070,395 thousand and Ps. 76,978,928 thousand, respectively.

Loans from Banco de Galicia y Buenos Aires S.A. to Puerto Energías Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.)

On July 23, 2019, our subsidiary Puerto Energias Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of US$37.5 million.

Under the terms of the agreement, this loan accrued interest at LIBOR plus 5.95%. Due to the discontinuation of the LIBOR on June 30, 2023, Vientos La Genoveva II S.A.U. and Banco de Galicia y Buenos Aires S.A. executed an amendment on July 21, 2023, replacing the interest rate with SOFR plus a fixed CAS of 0.42826%, effective July 24, 2023. The loan is amortizable quarterly in 26 installments, starting from the ninth calendar month after the disbursement date.

Under this loan agreement, the controlled company Puerto Energias Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) committed to maintain: (i) a financial debt to EBITDA (as such term is defined under the loan agreement) ratio below 3.75 until the end of June 2025, and below 2.25 thereafter; and (ii) an EBITDA-to-financial debt service ratio above 1.00 until the end of June 2025, and above 1.10 thereafter, both until full repayment of the amounts owed.

On June 18, 2025, following an amendment extended by Banco de Galicia y Buenos Aires S.A. related to the merger by absorption of CPRES, CP Manque S.A.U., and CP Los Olivos S.A.U., Puerto Energias Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.)committed to maintain: (i) a financial debt to EBITDA ratio (as such term is defined under the loan agreement) below 3.75; and (ii) an EBITDA-to-financial debt service ratio above 1.00, both until full repayment of the amounts owed.

Certain requirements must also be met by this subsidiary to distribute dividends. As of December 31, 2025, the subsidiary has complied with the mentioned requirements.

On May 24, 2019, CPRES (a company now absorbed by Puerto Energias Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for US$12.5 million to finance the construction of the “La Castellana II” wind farm. Under the terms of the agreement, this loan accrues fixed interest of 8.5% during the first year, increasing by 0.5 percentage points annually up to the sixty-first interest period, and is amortizable quarterly in 25 installments starting May 24, 2020.

Under the loan agreement, CPRES had committed to maintain certain financial ratios until full repayment of the amounts owed. From June 29, 2024, to June 28, 2025, CPRES obtained waivers regarding these ratios and other contractual obligations, in relation to the wind farm incident included under “other operating expenses” line item of the statement of income for the year ended December 31, 2024. Following the corporate reorganization by which CPRES was absorbed by Puerto Energias Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.), from June 18, 2025, the ratios to be maintained are those previously mentioned for the loan to Puerto Energias Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.)

To secure its obligations, Vientos La Genoveva II S.A.U. maintains a first-ranking pledge over the financed assets in favor of Banco de Galicia y Buenos Aires S.A.

Other related agreements and documents, such as the Guarantee (under which CPSA fully, unconditionally, and irrevocably, as principal debtor, guaranteed all payment obligations of Puerto Energias Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) and CPRES until full repayment of the guaranteed obligations or until the project reached its completion date, whichever occurs first), share pledge agreements, wind turbine guarantees, direct agreements, and promissory notes, have also been executed.

On September 3, 2021, Puerto Energias Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) and CPRES met all requirements and conditions necessary to recognize the project completion date, and therefore the Guarantee granted by the Company was released.

As of December 31, 2025, and 2024, the balances of these loans amounted to Ps. 9,378,822 thousand and Ps. 19,501,863 thousand, respectively.

Loan from Mitsubishi Corporation to our subsidiary Central Costanera S.A. (“CECO”)

On November 29, 1996, CECO entered into an Agreement with Mitsubishi Corporation for the installation of a combined cycle power station. The original agreement included a US$192.5 million financing in 12 years counted as from the provisional reception of the project, with an annual 7.42% fixed rate and a semester capital and interest amortization.

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

Considering the restrictions imposed by the Argentine Central Bank described on Note 22 of our Audited Consolidated Financial Statements, several amendments to the loan agreement were entered into as from September 30, 2020.

The loan considers certain financial restrictions, which as of December 31, 2025, have been completely fulfilled by CECO. Moreover, as guarantee of the obligations undertaken, CECO maintains a first-ranking registered pledge over the financed asset in favor of Mitsubishi Corporation, the amount of which has varied depending on the refinancing obtained.

As of December 31, 2025, the balances of this loan amounted to Ps. 48,716,391 thousand and Ps. 45,359,218 thousand respectively.

Loan from Banco Santander International to our subsidiary Cordillera Solar S.A.

On October 18, 2023, our subsidiary Cordillera Solar agreed to enter, as borrower, into a financing with Banco Santander International for an amount of US$40 million at an annual rate of 6.5%, with a 24-month maturity. On October 20, 2025, the loan was fully repaid upon its maturity.

Central Puerto S.A. Program of Corporate Bonds

See Item 5.B "Liquidity and Capital Resources—Corporate Bonds”.

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

As of the date of the date of this annual report, works for the BESS are ongoing and expected to be concluded by the end of 2026. See “Item 4. Information on the Company—Recent Developments—Battery Energy Storage System (BESS) Projects”. We have also successfully participated in the SE’s auction for 500 MW of BESSs.

Although we have no control over pricing and tariffs, the changes made to the Spot Sales Regulatory Framework may help the Argentine Government’s fiscal deficit reduction, since it may reduce the subsidies that the sector has so far required. See “Item 3.D. Risk Factors—Risks Relating to the Electric Power Sector in Argentina—The Argentine Government has intervened in the electric power sector in the past and is likely to continue intervening” and “Item 3.D.—Risk Factors—Risks Relating to Our Business—Our results depend largely on the compensation established by the Secretariat of Energy and received from CAMMESA”.

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

Regarding collections from CAMMESA, it is important to highlight that the CAMMESA payments corresponding to December 2023, and January and February 2024 experienced significant delays. Such delays not only affected our immediate liquidity but also created uncertainty in short-term financial planning. Despite these challenges, we managed to reach an agreement on May 24, 2024, to settle the debts, although this resulted in a considerable consolidated loss due to the lower market value of the bonds used for payment. See "Item 5.B. —Liquidity and Capital Resources—Receivables from CAMMESA".

We intend to continue focusing on improving our efficiency, not only with regards to the management of the generation units, but also in the administration of our resources, in order to continue working towards positioning ourselves as one of the leading companies in the electrical and forestry sectors in Argentina. In the past years, we have also increased our number of employees as a result of our recent acquisitions and expansion projects, but we believe that wages will remain in line with current levels; additionally, we are currently merging several of our subsidiaries to streamline operations and enhance efficiency. We cannot assure you that our operating or other costs will not increase at higher rates. See “Item 3.D. Risk Factors—Risks Relating to Argentina—Government measures, as well as pressure from labor unions, could require salary increases or added benefits, all of which could increase companies’ operating costs,” “Item 3.D.—Risk Factors Relating to Our Business—We could be affected by material actions taken by the trade unions,” “Item 3.D.—Risk Factors—Risks Relating to the Electric Power Sector in Argentina—We operate in a heavily regulated sector that imposes significant costs on our business, and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations” and “Item 3.D.—Risk Factors—Risks Relating to Our Business—Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, liquid fuel”.

With the aim of diversifying our risk and sources of revenues, we acquired an equity stake in AbraSilver. As of the date of this annual report, we have a 9.9% participation in such company. Moreover, in December 2024 we acquired a 27.5% stake in the 'Tres Cruces' lithium mining project in Catamarca. We further acquired an additional 7.5% stake in such mining project in January 2026.

Item 5.E Critical Accounting Estimates

See Note 2.3 to our Audited Financial Statements—Significant accounting estimates and assumptions.

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

According to our bylaws, our Board of Directors must be composed of nine directors for three-year periods and its composition shall be renewed by one-third of the members. Our shareholders may also appoint an equal or lesser number of alternate directors. As of the date of this annual report, and until the shareholders’ meeting approving our consolidated financial statements for the fiscal year ended December 31, 2025, is held, our Board of Directors is composed of nine directors and eight alternate directors. All our directors reside in Argentina.

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

The following table sets forth the current composition of our Board of Directors:

Name	Title	Date of first appointment to the board	Date of expiration of current term	Date of birth
Osvaldo Arturo Reca	Chairman of the Board	April 30, 2024	December 31, 2026	December 14, 1951
Miguel Dodero	Director	September 21. 2015	December 31, 2025	February 16, 1955
José Luis Morea*	Director	April 30, 2019	December 31, 2025	October 9, 1954
Tomás José White*	Director	April 27, 2018	December 31, 2025	May 18, 1957
Marcelo Atilio Suva	Director	July 22, 2008	December 31, 2027	July 27, 1948
Jorge Eduardo Villegas*	Director	April 28, 2017	December 31, 2027	January 9, 1949
Martina Blanco	Director	April 29, 2022	December 31, 2027	October 18, 1987
Martín Lhez*	Director	April 29, 2022	December 31, 2026	April 21, 1968
Diego Gustavo Petracchi	Director	April 27, 2018	December 31, 2026	July 17, 1972
José Manuel Ortiz	Alternate Director	April 15, 2009	December 31, 2025	August 6, 1960
Adrián Gustavo Salvatore	Alternate Director	April 27, 2018	December 31, 2025	April 26, 1967
Martín Orozco*	Alternate Director	April 28, 2023	December 31, 2025	October 1, 1965
Mario Elizalde	Alternate Director	July 11, 2007	December 31, 2027	July 26, 1954
José Manuel Pazos	Alternate Director	April 30, 2019	December 31, 2027	September 14, 1971
Alejo Villegas*	Alternate Director	April 30, 2021	December 31, 2027	February 16, 1980
Ramón Nazareno Ulloa*	Alternate Director	April 29, 2022	December 31, 2026	August 13, 1960
Fernando Roberto Bonnet	Alternate Director	April 30, 2024	December 31, 2026	March 23, 1977
__________________
Notes:-
*	Independent directors according to CNV Rules, which differ from NYSE requirements for U.S. issuers.
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

Martin Lhez holds a degree in Architecture from the Universidad de Buenos Aires. He is an independent contractor with more than 25 years of experience in the architecture and construction sector. He is currently a partner at Brick Studio Buenos Aires, an architecture and design company.

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

Marcelo Suvá holds a degree in Economics from the Universidad Católica Argentina. He has served as alternate director of our Board of Directors since 2008. Since 2020 he has served as vice president of CEPU. He was shareholder of Coinvest SA, a private equity company, as well as of MBA Banco de Inversiones S.A. (currently known as Lazard Argentina SA), a leading Argentine investment bank, where he was also member of its Board of Directors and took part in various M&A transactions. He also served as Director of HNQ. Distrilec Inversora S.A.

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

Martín Orozco is a public auctioneer, who graduated from the Escuela Argentina Modelo high school. He currently works as an agricultural and forestry producer. He founded Fundación ZORBA, an organization for the purpose of environmentalism and animal rescue and is a columnist for the newspaper LA NACION since 2022.

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

Adrián Gustavo Salvatore holds a degree in law from the Universidad de Buenos Aires and an MBA in a joint degree from the Universidad del Salvador (Argentina) and the Universidad de Deusto (Spain). From 1993 to 1997 he worked at the legal and regulatory department of ESEBA, where he was in charge of the process of privatizing the company. From 1997 to 2003, he worked as legal manager at COMESA, Comercializadora de Energía, and in 2003 he joined the law firm Bruchou, Fernández Madero, Lombardi & Mitrani, as part of their regulatory and public services department. He has worked in the regulatory department of Central Puerto since 2008, he served as a Director in CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico) from 2008 to 2014 and he currently serves as Institutional Relations Director. He has served as President in or former subsidiary CP Renovables S.A., Proener S.A.U., Forestal Argentina S.A., Loma Alta S.A., Empresas Verdes Argentinas S.A., Estancia Celina S.A., Las Misiones S.A., Cordillera Solar S.A., and CP Servicios Renovables S.A.U. since 2024. He has also served as Vicepresident in CP Manque S.A.U., and CP Olivos S.A.U., and in Vuelta de Obligado S.A. since 2023. He has served as Director in CP Achiras S.A.U., CP Energy Solutions S.A.U., Vientos La Genoveva S.A.U., Puerto Energías Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.), CP La Castellana S.A.U., and Puerto Energia S.A.U. since 2024, and in Termoelectrica Jose de San Martin S.A. since 2023.

José Manuel Pazos holds a degree in law from the Universidad Católica Argentina. He also holds a postgraduate degree in Utilities’ Economic Regulation from the Universidad Austral. He has served as General Counsel, Head of Legal Area and alternate director of our Board of Directors since 2015. From 1997 to 2002, he served as lawyer of the Argentine Secretariat of Energy and Emprendimientos Binacionales S.A. (EBISA), and, from 2003 to 2014, he worked for the law firm, Bruchou, Fernández Madero & Lombardi. Between 2007 and 2008, he worked for Simpson Thacher & Bartlett LLP in New York. Currently he serves as alternate director of Central Puerto S.A., Distrilec Inversora S.A., CP Achiras S.A.U., CP La Castellana S.A.U., Puerto Energía S.A.U. and Vientos La Genoveva S.A.U.

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

Fernando Roberto Bonnet is a Public Accountant from the Universidad Nacional de Buenos Aires. Additionally, between 2009 and 2010, he completed a postgraduate course in Executive Business Administration at IAE Business School of Universidad Austral. Since April 1, 2021, he has served as Executive Director of the Company, having held the position of Chief Operations Officer from March 2020 to March 2021, Chief Financial Officer from 2010 to March 2020, and Tax Manager from 2008 to 2010. Previously, he also held the position of Tax Director at Ernst & Young Argentina. Currently, Mr. Bonnet is an alternate director of CP Achiras S.A.U., Puerto Energía S.A.U., Vientos La Genoveva S.A.U. and Puerto Energías Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.).

Family Relationships

Mr. Juan Antonio Nicholson is the father of Lucas Nicholson, respectively serving as Syndic and Alternate Syndic on our Supervisory Committee.

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

Corporate Governance

We have adopted a corporate governance code to effect corporate governance best practices, which are based on strict standards regarding transparency, efficiency, ethics, investor protection and equal treatment of investors. The corporate governance code follows the guidelines established by the CNV. We have also adopted a Code of Business Conduct designed to establish guidelines with respect to professional conduct, morals and employee performance.

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

Enrique Terraneo holds a degree in Accounting from the Universidad Nacional de Buenos Aires. In addition, from 2009 to 2010, he completed a graduate level course in Executive Business Administration in IAE Business School, Universidad Austral. Since April 2021, he has served as our Chief Financial Officer. Previously, he served as new business manager in Lartirigoyen y Cia. From 2019 to 2020, he served as CFO of Banco de Inversion y Comercio Exterior. Between 2006 and 2019, he served as our finance manager. Previously he also served as audit manager of Ernst & Young Argentina.

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

José María Saldungaray holds a degree in Electrical Engineering from the Universidad Nacional del Sur, Bahía Blanca, Argentina. He has been our planning manager since 2014. He currently serves as alternate director of Proener S.A.U., Vientos la Genoveva S.A.U. and Puerto Energías Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.). He also served as commercial manager of HPDA and was a member of the board of directors of Centrales Térmicas Mendoza S.A. and LPC.

Justo Pedro Sáenz completed the “Advanced Management Program” at The Wharton School, University of Pennsylvania in the United States. He has served as alternate director of Central Puerto’s Board of Directors since 2008. From 2007 to 2016, he served as administration and human resources manager of Central Puerto, and since 2016 he serves as administration manager of Central Puerto. From 2005 to 2007, he worked at Cima Investments in the new business area. From 2003 to 2005, he served as Chief Financial Officer of Banco de Servicios y Transacciones S.A. In 2002, he co-founded Idun Inversiones S.A. From 2000 to 2001, he held the position of partner and finance manager of Softbank Latin America Ventures, Venture Capital Fund. From 1984 to 2000, he worked at Merchant Bankers Asociados, MBA Banco de Inversiones and MBA Sociedad de Bolsa. He has been a partner of Merchant Bankers Asociados since 1992, which was affiliated with Salomon Brothers and the investment company of Nicholas Brady, former U.S. Secretary of Treasury. In addition, he currently serves as a director of Proener S.A.U., Vientos La Genoveva S.A.U. and Puerto Energías Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.), and as an alternate director of Ecogas Inversiones, DGCU, DGCE, CP Patagones S.A.U., CP Achiras S.A.U., CP La Castellana S.A.U., CP Manque S.A.U. and CP Los Olivos S.A.U.

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

Leonardo Marinaro holds a degree in law from the Universidad Católica Argentina. He has been our legal affairs manager since 2007. Mr. Marinaro has served as director of LPC, CTM and Edesur S.A. He is currently a director of Vientos La Genoveva S.A.U. and Puerto Energías Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.), and alternate director of Proener S.A.U., Central Vuelta de Obligado S.A., TMB, TJSM, Distrilec Inversora S.A., DGCE, Ecogas Inversiones, and Energía Sudamericana S.A.

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

Martín Fernández Barbiero holds a degree in Accounting from the Universidad Nacional de Buenos Aires and a master’s degree in Business Administration (MBA) from Universidad de San Andrés. He also completed an international certification program in Compliance from the Universidad Austral (IAE). He has served as Internal Auditor Manager of Central Puerto since 2008 and he was also appointed Compliance Officer in 2018.  Before Central Puerto he worked for CMS Energy as Internal Auditor Manager and SOX Compliance Manager among other positions between 1999 and 2007.

Leonardo Katz holds a degree in Industrial Engineering from the Universidad Nacional de Salta. He also received an MBA degree in 2001 from Universidad del CEMA. He has more than 20 years of experience in the Generation sector. He has been the General Manager of Central Vuelta de Obligado S.A., in charge of the completion of the project and the closing of commercial litigation, currently remain as a Chairman. Previously Mr. Katz served in Central Puerto as Planning and Investments Manager (Dec’15 to Dec’19), Head of Internal Investment Planning (Apr’07-Dec’15). He served as Latam Senior Market Analyst since Set’97 in CMS Energy an American company who used to have assets in Argentina and Latam. He is a Director in the FONINVEMEN Projects since their completion.

For the biography of Mr., José Manuel Pazos, Fernando Bonnet, and Adrián Salvatore see “Item 6. —Board of Directors”.

Item 6.B Compensation

Compensation of our Board of Directors

Our shareholders fix our directors’ compensation, including their salaries and any additional wages arising from the directors’ permanent performance of any administrative or technical activity. Compensation of our directors is regulated by the Argentine Corporate Law and the CNV regulations. Any compensation paid to our directors must have been previously approved at an ordinary shareholders’ meeting. Article 261 of the Argentine Corporate Law provides that the compensation paid to all directors and syndics in a year may not exceed 5.00% of net income for such year, if the company is not paying dividends in respect of such net income. The Argentine Corporate Law increases the annual limitation on director compensation to up to 25.00% of net income based on the amount of dividends, if any, that are paid. In the case of directors that perform duties at special commissions or perform administrative or technical tasks, the aforementioned limits may be exceeded if a shareholders’ meeting so approves, such issue is included in the agenda and is in accordance with the regulations of the CNV. In any case, the compensation of all directors and members of the Supervisory Committee requires shareholders’ ratification at an ordinary shareholders’ meeting. Certain of our directors perform managerial, technical and administrative functions. We compensate directors who perform such functions for their roles both as directors and as executive officers.

During the annual ordinary shareholders’ meeting convened for April 30, 2025, the shareholders will consider the approval of the directors’ fees that amounted to a total of Ps. 213,320,640 for services rendered in 2025. As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term

Compensation of our Senior Officers

In 2025, our management received compensation and fees totaling Ps.4.87 billion (in nominal values), of which Ps.1.41 billion consisted of an annual bonus. The annual bonus to management is normally between three and four times their salaries and is based on certain performance thresholds related to the amount of work performed and the importance of such work to our business. We also compensate directors who perform managerial, technical and administrative functions for their roles both as directors and as executive officers.

Senior Officers are entitled to the revenue sharing staff participation bonus described in article 33 of our By-laws.

Compensation of our Supervisory Committee

During the annual ordinary shareholders’ meeting convened for April 30, 2026, the shareholders will consider the approval of the Supervisory Committee’s fees of Ps. 27,704,000 (in nominal terms) for services rendered in 2025.

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

Independence Requirements under Commission Rule 10-A3

Pursuant to NYSE Rule 303A.06, we are required to have an audit committee that complies with Rule 10-A3. Under Rule 10-A3, we are required to comply with certain independence standards. Each member of the audit committee must be independent and a member of the board of directors. Pursuant to Rule 10-A3, to be considered “independent,” a member of an audit committee of a listed issuer may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

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

The following chart shows the members of our Audit Committee according to the resolution passed at the Board of Directors’ meeting held on April 30, 2025:

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

For the biographies of the members of our Audit Committee, see “Item 6.—Board of Directors”.

Supervisory Committee

We have a monitoring body called the supervisory committee (“Supervisory Committee”). Our Supervisory Committee consists of three syndics and three alternate syndics appointed by shareholders at our annual ordinary shareholders’ meeting. The syndics and their alternates are elected for a period of one year and are vested with the powers set forth by the Argentine Corporate Law and other applicable legal provisions. Any compensation paid to our syndics must have been previously approved at an ordinary shareholders’ meeting. The term of office of the members of the Supervisory Committee initiated on April 30, 2025.

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

The following chart shows the members of our Supervisory Committee according to the resolution passed at the annual ordinary shareholders’ meeting held on April 30, 2025. According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV Rules, all of our syndics and alternate syndics are independent.

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

The following are the academic and professional backgrounds of our Supervisory Committee members:

Carlos C. Adolfo Halladjian holds a degree in Accounting, magna cum laude, from the Universidad de Buenos Aires. He has served as a syndic of our Supervisory Committee since 2013. He has been a partner of the Halladjian y Asociados accounting firm since 2010. He serves as syndic of the following companies: Proener S.A.U., CVOSA, TJSM, Empresa Distribuidora Sur Sociedad Anónima (EDESUR S.A), CP La Castellana S.A.U., CP Achiras S.A.U., Distrilec Inversora S.A., Hidrodistribución S.A., PB Distribución S.A., RPE Distribución S.A., Puerto Energía S.A.U., Estudio Halladjian SRL, Vientos La Genoveva S.A.U. and Puerto Energías Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.), as well as an alternate syndic of the following companies: DGCU, CP Manque S.A.U. and CP Los Olivos S.A.U.

.Eduardo Antonio Erosa holds a degree in Accounting from the Universidad Católica Argentina in 1985. He has served as a syndic of our Supervisory Committee since 2013. He currently is President of the Board of Directors of Compañía Argentina de Navegación de Ultramar S.A. In addition, he is an alternate syndic of LE Capital S.R.L

Juan Antonio Nicholson holds a degree in law from the Universidad de Buenos Aires, where he also was adjunct professor of Commercial Law. He is a partner at the law firm Nicholson y Cano Abogados. He served as a director and syndic of several companies. Since 2005 he has been a syndic of HSBC Bank Argentina. He is also president of el Tunalito S.A. Since 2018 he serves as a member of our Supervisory Committee.

Cristina Margarita De Giorgio holds a degree in Accounting from the Universidad Católica Argentina in 1985. She also holds postgraduate degrees in Management of Small and Medium Enterprises, Ontological Coaching, Human Resources and Leadership from Universidad Católica Argentina, Universidad de Belgrano, Universidad del Salvador and IAE, respectively. She worked as Head of Accounting in a private firm, and from 1983 to 1988 she worked at Balzarotti and Associates Studio (Touch Ross International) Small and Medium Enterprises Subdivision. From 1985 to 2005 she served as Professor of Accounting I and II at Universidad Católica Argentina, and from 1985 to 1990 as Professor of Ethics at Universidad Católica Argentina.

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

Lucas Nicholson holds a degree in law from the Universidad del Salvador. He also took a graduate level course in legal framework of agribusiness at the Universidad Austral. From 2011 to 2016, he worked at the law firm Nicholson & Cano in their corporate and competition law departments. In 2016, together with Santiago Williams and Agustín Ibarzábal, he founded WIN Abogados. He currently serves as syndic of Ecogas Inversiones, Energía Sudamericana S.A., DGCE, COyServ S.A., and, since 2018, alternate syndic of Central Puerto S.A.

Item 6.D Employees

We had 1,269 employees as of December 31, 2025, 1,324 employees as of December 31, 2024, and 1,291 employees as of December 31, 2023. Our total amount of employees has increased over the last five years due to our recent acquisitions and growth strategy. For more information see “Item 4. Information on the Company—Recent Developments”. The following table breaks down the number of our employees and their affiliation with unions for the periods indicated:

_

2025	Puerto Complex	Luján de Cuyo plant	Piedra del Águila plant	Brigadier Lopez plant	San Lorenzo plant	Costanera Complex	CP La Castellana	CP Achiras	Vientos La Genoveva	Puerto Energías Renovables S.A.U.	Forestry Segment	Cordillera Solar	Total
Subtotal outside CBA	206	9	44	14	18	34	2	2	2	10	27	7	375
APJAE	—	—	—	—	—	—	—	—	—	—	—	—	0
APSEE	89	0	0	0	0	76	0	0	0	0	—	0	165
LYF	283	0	0	0	0	260	0	0	0	0	—	0	543
FATLYF	0	80	0	53	24	0	0	0	0	0	—	0	157
APUAYE	0	16	4	9	0	0	0	0	0	0	—	0	29
Subtotal under CBA	372	96	4	62	24	336	0	0	0	0	0	0	894
Total	578	105	48	76	42	370	2	2	2	10	27	7	1,269

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

Item 6.E Share Ownership

Share Ownership

The table below sets forth information concerning the share ownership of our directors and members of our administrative, supervisory or management bodies as of April 17, 2026:

Name	Title	Shares	% of shares
Marcelo Suvá	Director	1,500,000	0.10%
Fernández Barbiero, Martín	Compliance and Internal Audit Manager	285	0.00%
Enrique Terraneo	CFO and Alternate Director	4,000	0.00%

Item 6.F Disclosure of a registrant’s action to recover erroneously awarded compensation

Not Applicable

Item 7. Major Shareholders and Related Party Transactions

Item 7.A. Major Shareholders

As of April 17, 2026, we had 1,513,770,222 outstanding shares of common stock with a par value of Ps.1.00 per share. Each share of common stock is entitled to one vote. We do not have any preferred shares outstanding and only have one class of common shares outstanding. As of December 31, 2025, we hold treasury shares totaling 13,907,841 shares with a nominal value of Ps. 1, of which 8,851,848 shares are held by our subsidiary Proener S.A.U., which were not acquired through the share repurchase programs mentioned in Note 13.3.7. to our Audited Consolidated Financial Statements as of December 31, 2025.

The following table sets forth certain information known to us concerning the beneficial ownership over 5.00% or more of our common shares as of April 17, 2026 (except as set forth below).

Beneficial Owner	Shares	% of shares
Plusener S.A.	150,473,984	9.94%
Argentine Government	124,949,112	8.25%
Guillermo Pablo Reca(1)	172,737,169	11.41%
Eduardo José Escasany(2)	77,471,913	5.12%
Senior Management and Directors**	1,535,560	0.10%
Other Shareholders(3)	986,602,484	65.18%
Total	1,513,770,222	100.00%
__________________
Notes:-
**	Marcelo Suvá, Enrique Terraneo and Martín Fernández Barbiero each own less than 1.00% of the outstanding common stock.
(1)	According to Schedules 13G filed with the Commission by Guillermo Pablo Reca on February 9, 2022.
(2)	According to Schedules 13G filed with the Commission by Eduardo José Escasany on February 14, 2021.
(3)	No other shareholder has beneficial ownership of more than 5.00% of our common shares. None of our senior officers own any of our common shares.

As of April 20, 2026, we had 23,681,730 ADSs outstanding.

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

As of the date of this annual report, there are no agreements in place which, if enforced on a subsequent date, may result in a change of control.

As of the date of this annual report, we have 1,513,770,222 outstanding shares of common stock with a par value of Ps.1.00 per share.

The table below represents the evolution of our capital stock since January 1, 2015:

Date	Capital stock (Ps.)	Event	Controlling shareholders
March 11, 2016	189,252,782	Merger with three holding companies (and related capital decrease)	N/A
December 16, 2016	1,514,022,256	Capital Increase and Share Dividend Distribution	N/A
October 20, 2025	1,513,770,222	Automatic cancellation of treasury shares and reduction of share capital	N/A

Automatic Cancellation of Treasury Shares and Reduction of Share Capital

In connection with the Company’s share repurchase program approved on October 11, 2022 (see Note 13.3.7 to our Audited Consolidated Financial Statements), and pursuant to Section 67 of Capital Markets Law No. 26,831, 252,034 ordinary shares, each carrying one vote, were automatically cancelled.

Pursuant to applicable regulations, the cancellation was required because these treasury shares remained in the Company's portfolio for more than three years following their acquisition (which occurred between October 20 and November 23, 2022) without being disposed of and without any shareholders’ resolution regarding their use.

As a result of this cancellation, the Company’s share capital was automatically reduced by an amount equal to the nominal value of the cancelled shares. Following such reduction, the Company's share capital is Ps. 1,513,770 thousand, represented by 1,513,770,222 ordinary shares, each with one vote and a nominal value of $1 per share.

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

Management Assistance Agreement

RMPE Asociados S.A. (“RMPE”) provides certain administrative, financial, commercial, human resources, strategic planning and general management services to us under the terms of the management assistance proposal as amended and assigned (the “Assistance Proposal”). Guillermo Pablo Reca currently serves as regular director and holds equity in RMPE. The Assistance Proposal was formally extended in 2022 for a five-year term, with this agreement now terminating in December 2027. We must pay a fee equal to one and a half percent (1.50%) of our consolidated annual gross sales revenues. The amount accrued under this agreement in year ended December 31, 2025, was Ps.13.5 billion. Other than the management assistance services, we receive from RMPE, a lease between us, as lessor, and RMPE, as lessee, involving a monthly payment of Ps.122,583.

For more information on the related party transactions, see Note 18 to our Audited Consolidated Financial Statements.

Redemption of CPR shares

On January 7, 2025, the Shareholders' Meeting of our former subsidiary CP Renovables approved the redemption of all the shares owned by CP Renovables’ minority shareholders (except for one share retained by Vientos la Genoveva II S.A (currently known as Puerto Energías Renovables S.A.U.) pursuant to article 220 paragraph 1 of the Argentine Corporate Law, and voluntarily reduced CP Renovables’ capital stock pursuant to article 203 of the Argentine Corporate Law. Subsequently, on March 31, 2025, we acquired the share that had been retained by Vientos La Genoveva II S.A. (currently known as Puerto Energías Renovables S.A.U.)

Item 7.C Interests of experts and counsel

Not applicable.

Item 8. Financial Information

Item 8.A. Consolidated Statements and Other Financial Information

See Item 18 and our Audited Consolidated Financial Statements as of December 31, 2025, and for the years ended December 31, 2025, 2024, and 2023 included in this annual report.

Income Tax Uncertainties and Tax Refund Claims

The Group applies judgment in identifying uncertainties related to income tax treatments, particularly in connection with the application of inflation adjustment mechanisms under the Argentine Income Tax Law. In accordance with IFRIC 23 – Uncertainty over Income Tax Treatments, the Group assessed the impact of these matters on its consolidated financial statements based on the likelihood of acceptance by the relevant tax and judicial authorities.

Legal Proceedings

a) Income Tax – Fiscal Year 2014

In February 2015, the Group filed its income tax returns for the nine-month period ended September 30, 2014, and for the three-month period ended December 31, 2014, applying the inflation adjustment mechanism provided for under the Income Tax Law.

Subsequently, on July 27, 2021, the tax authority initiated administrative proceedings alleging an infringement related to the 2014 fiscal periods. The Group submitted its defense and supporting evidence. Following a tax assessment issued on April 28, 2022, the Group filed an appeal before the National Tax Court. As of the date of this annual report, evidence has been produced and the case remains pending.

b) Income Tax Refund Claim – Fiscal Year 2010

In December 2014, the Group (as successor to HPDA) initiated a refund claim for income tax paid for fiscal year 2010, arising from the non-application of the inflation adjustment mechanism.

Considering that the administrative claim was not resolved within the statutory period, a judicial action was filed in December 2015. In October 2018, the first-instance court ruled in favor of the Group, ordering the refund of the claimed amount plus interest. This ruling was upheld by the Court of Appeals in September 2019. The tax authority filed an extraordinary appeal, which was ultimately rejected by the Supreme Court in October 2022.

The Group collected the corresponding amount plus interest in March 2024.

c) Income Tax Refund Claims – Fiscal Years 2009, 2011, and 2012

The Group filed multiple refund claims related to overpaid income tax for fiscal years 2009, 2011, and 2012, arising from the non-application of the inflation adjustment mechanism.

Fiscal Year 2009: After an unfavorable first instance ruling, the Group obtained a favorable decision on appeal, and the claim was ultimately confirmed by higher courts. The amount claimed plus interest was collected in November 2023.

Fiscal Year 2011: A refund claim was filed and subsequently denied by the tax authority, leading to litigation. The Group obtained a favorable first instance ruling, which was confirmed by the Court of Appeals in May 2024. The tax authority has filed an extraordinary appeal, and the case is pending as of the date of this annual report.

Fiscal Year 2012: Two claims were filed (one related to HPDA and one to the Group). One of the claims was resolved in favor of the Group at first instance and confirmed on appeal. The amounts were collected during April and May 2025. The remaining claim is pending as of the date of this annual report.

d) Income Tax Refund Claim – Fiscal Year 2015

In December 2020, the Group filed a refund claim for income tax overpaid for fiscal year 2015 due to the non-application of inflation adjustments. A judicial claim was filed in April 2021. In December 2025, the first-instance court ruled in favor of the Group.

e) Income Tax Refund Claim – Fiscal Year 2016

In January 2022, the Group filed a refund claim for income tax overpaid for fiscal year 2016 due to the same underlying issue. The claim remains pending as of the date of this annual report.

f) Income Tax Refund Claims – Fiscal Years 2021 and 2022 (Subsidiary)

On August 22, 2025, our subsidiary CP La Castellana S.A.U. filed a refund claim with the tax authorities for income tax corresponding to fiscal years 2021 and 2022 in the amounts of Ps. 9,692 thousand and Ps. 739,299 thousand (at historical values), respectively, which were paid in excess by CP La Castellana S.A.U. The purpose of the refund claim is to obtain reimbursement of the income tax paid due to the failure to apply the inflation adjustment of tax loss carryforwards as provided for under the Income Tax Law. The claim remains pending as of the date of this annual report.

Accounting Treatment

Based on legal advice and the guidance of IFRIC 23 – Uncertainty over Income Tax Treatments:

For the 2014 tax matter, the Group concluded that it is probable that its position will be accepted, and therefore no liability has been recognized.

For the refund claims, except for the refund action related to HPDA for fiscal year 2011, , the Group considers it probable that the positions taken will be accepted in court, and accordingly, an asset has been recognized for such refund claims.

Assets related to tax refund claims are included under the line item “Other non-financial assets” of our Consolidated Statement of Financial Position within non-current assets, under the heading “Income tax receivables,” amounting to Ps. 430.426 thousand and Ps.790.888 thousand as of December 31, 2025, and 2024, respectively.

Other Taxes Related to Sales and Financial Transactions

Revenue, expenses, and assets are presented net of taxes such as value-added tax, gross receipts tax, and bank debit and credit taxes, except where such taxes are not recoverable. In those cases, the tax is included in the cost of the related asset or expense.

Bank debit and credit tax expenses are presented within administrative and selling expenses in the consolidated statement of income.

Dividends and Dividend Policy

The holders of ADSs are entitled to receive dividends to the same extent as the owners of our common shares. The information below describes the latest dividend distributions. Please bear in mind that the pesos informed are equivalent to the pesos distributed in that moment in time and are not adjusted by inflation as of December 31, 2025.

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

As of the date of this report, in accordance with the Central Bank regulations, we are required to obtain prior authorization to have access to the Foreign Exchange Market to purchase the foreign currency (a step necessary to make international transfers) to pay dividends. As of the date of this annual report, there are no restrictions from the Central Bank on using the cash and equivalents in foreign currency that the company may hold to pay dividends to its shareholders.

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

Item 8.B Significant Changes

The main subsequent events occurred after the closing date of the annual consolidated financial statements (December 31, 2025) are the following:

•	On January 9, 2026, the shares of Piedra del Águila Hidroeléctrica Argentina S.A. (“PDAHA”), the new concessionaire company of the Piedra del Águila Hydroelectric Complex, were transferred to us, while PDAHA took possession of the concession for a 30-year period, after the disbursement of US$245 million which had been paid by us on January 5 and 6, 2026.
•	We have submitted irrevocable offers for firm capacity under the Pre-payment Tranche of TGS’ expansion project, which seeks to increase natural gas evacuation capacity from the Neuquén Basin by approximately 14.0 million m³/d to Salliqueló and by approximately 12.0 million m³/d from Salliqueló to the Greater Buenos Aires area. On April 15, 2026, within the framework of the two open bidding processes, TGS awarded firm natural gas transportation services to us in the amount of 436,804 m³/day (concerning the Perito Moreno pipeline) and 428,199 m³/day (concerning the Neuquen-Buenos Aires pipeline), for a term of 30 years and a total consideration of US$30,727,676 and Ps. 9,340,741,550, respectively. Such amounts are payable in four equal installments in May, September and December 2026, and April 2027.

•	After December 31, 2025, we decided that, as a result of changes in the underlying economic conditions affecting our operations, our functional currency will change from Argentine Pesos to US Dollars. The change is expected to become effective from January 1, 2026, and will be accounted for prospectively in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”. The Argentine Peso remains our functional currency as of December 31, 2025. Accordingly, no adjustments have been made to our audited financial statements as of that date.
•	On April 12, 2026, we entered into a definitive agreement with Patagonia Assets Limited to acquire, directly and indirectly, 100% of the share capital of Patagonia Energy & Resources Ltd ("PERL"), a company incorporated in the United Kingdom, and its Argentine subsidiary Patagonia Energy S.A. ("PESA," and together with PERL, the "Target Companies"). The acquisition of the Target Companies constitutes our first investment in the oil and gas sector and represents a strategic milestone in our growth plan. PESA holds the Aguada del Chivato ("ACH") and Aguada Bocarey ("ABO") concessions, located in the Neuquén Basin, Province of Neuquén, Argentina. ACH and ABO are conventional hydrocarbon concessions valid through June 2031, covering a total acreage of approximately 27,182 acres (approximately 110 km²). The concessions are situated within the Vaca Muerta formation, one of the most significant unconventional hydrocarbon basins globally, and target the production of Medanito crude oil.

Item 9. The Offer and Listing

Item 9.A. Offer and listing details

Our shares are listed on the BYMA and, since February 2, 2018, have been listed on the NYSE under the symbol “CEPU”.

Item 9.B. Plan of Distribution

Not applicable.

Item 9.C. Markets

Our common shares are listed on the BYMA under the symbol “CEPU”. During 2025, the volume traded on the BYMA amounted to 308,113,408 shares. The total number of shares subscribed and integrated on December 31, 2025, was 1,513,770,222, of which 100% were listed and available to trade on the Buenos Ares Stock Exchange. Since February 2018, our ADSs representing our common shares began to trade on the NYSE under the symbol “CEPU”. In 2025, the volume of ADRs traded on the NYSE amounted to 85,605,051, equivalent to 856,050,510 common shares. Consequently, the total trading volume of our common shares during 2025 was 1,164,163,459.

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

Capital Stock

As of the date of this annual report, our capital stock amounts to Ps. 1,513,770,222 and is represented by 1,513,770,222 common shares with a par value of Ps. 1.00 and one voting right each, all of them having been fully paid in and admitted to public offering.

As of the date of this annual report, one of our subsidiaries holds 8,851,848 of our common stock. We also hold 5,055,993 treasury shares.

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

Our bylaws are not significantly different from the requirements of Argentine Corporate Law and the conditions imposed by our bylaws governing changes in capital are not more stringent than what is required by Argentine Corporate Law.

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

Statutory Provisions concerning our Board of Directors

According to our bylaws, which were amended in September 2022, our Board of Directors is comprised by 9 directors that will hold office for three fiscal years and a third of its members shall be renewed annually. Our shareholders may also appoint an equal or lower number of alternate directors. As of the date of this annual report, and until the shareholders’ meeting approving the consolidated financial statements for the fiscal year ended December 31, 2025, our Board of Directors is comprised by 9directors and 8 alternate directors. In the above-mentioned shareholders’ meeting, the directors will be appointed with different terms of office to enable the implementation of the system of staggered terms of office set forth in Article 17 of our bylaws. Shareholders are entitled to elect up to one third of vacant seats on the board of directors by cumulative voting as set forth in Section 263 of the Argentine Corporate Law. The outcome of such voting will be computed per candidate, specifying the number of votes for each of them.

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

Any modification of the rights of holders of CEPU’s shares requires an amendment to the our bylaws, which must be approved at an extraordinary shareholders’ meeting in accordance with the quorum and majority requirements set forth in Section 79 of the Capital Market Law and Sections 243 and 244 of the Argentine Corporate Law. In addition, as per Section 250 of the Argentine Corporate Law, if such modification adversely affects the rights of a particular class of shares, the approval of such class, meeting separately, will be required. Any such amendment must be subsequently registered with the Public Registry in order to become effective vis-à-vis third parties.

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

As of December 31, 2025 Proener held 505,010,439 shares which represented 71.94% of total CECO’s share capital.

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

Specific provisions for income from the foreign exchange market

Entry and settlement of the proceeds from the export of goods through the Foreign Exchange Market

 The Argentine Foreign Exchange Regulations require that proceeds from the export of goods be entered into the country and settled in Argentine Pesos through the Foreign Exchange Market within a specific timeframe as from the date of shipment completion (cumplido de embarque), depending on the type of good. As a general rule, the applicable settlement period is determined by the Common Nomenclature of MEROCSUR (“NCM”) tariff code of the exported goods (in case of crude oil, such period is 30 calendar days) and, in transactions between related parties, may not exceed 60 calendar days. Regardless of these maximum settlement periods, export proceeds must be entered into the country and settled in Argentine Pesos in the Foreign Exchange Market within twenty (20) business days from the date of collection. However, the ability to use this period is subject in all cases to compliance with the deadlines established in the Argentine Foreign Exchange Regulations for each type of good.

In the case of funds received or credited abroad, the settlement obligation may be deemed satisfied to the extent of the amounts customarily deducted by foreign financial institutions as fees or expenses for the transfer of funds to Argentina.

If the client is a Special Purpose Vehicle (“SPV”) that has adhered to the Incentive Regime for Large Investments (Régimen de Incentivo para Grandes Inversiones or “RIGI”) and has duly declared to the Argentine Ministry of Economy its intention to apply for the export proceeds benefits available under such regime, the collection, repatriation and settlement of export proceeds from goods and services shall be governed by the specific repatriation and settlement thresholds applicable under the Argentine Foreign Exchange Regulations, as relevant.

Amounts received in foreign currency as compensation for losses related to exported goods must also be entered into the country and settled in Argentine Pesos through the Foreign Exchange Market, up to the value of the insured exported goods.

Advances, pre-financing, and post-financing from abroad must be entered into the country and settled in the Foreign Exchange Market within twenty (20) business days from the date of collection or disbursement abroad, subject to the requirements and exceptions established in the Argentine Foreign Exchange Regulations.

Argentine Foreign Exchange Regulations also provide for certain exceptions to the mandatory settlement requirement. In this regard, under the Investment Promotion Regime for Hydrocarbon Exploration and Exploitation (Régimen de Promoción de Inversión para la Explotación de Hidrocarburos), created by Decree No. 929/2013, as amended from time to time, hydrocarbon exploitation projects approved by the Argentine Ministry of Economy that involve direct foreign currency investments exceeding US$250 million during the first three years following project approval may qualify for the regime. Among other benefits, beneficiaries are entitled to freely export up to 20% of their hydrocarbon production without export duties, and the foreign currency proceeds derived from such exports are not subject to mandatory settlement through the Foreign Exchange Market. See “Argentina’s Oil and Gas Industry Overview—Oil and Gas Regulatory Framework in Argentina”.

Application of Foreign Currency from Export Proceeds

The Argentine Foreign Exchange Regulations allow export proceeds from goods and services to be applied to the repayment of certain obligations, provided that the applicable certification and monitoring requirements are met. In particular, export proceeds may be applied to the repayment of: (i) advances, pre-financing and post-financing of exports that have been settled through the Foreign Exchange Market; (ii) export pre-financing and financing granted or guaranteed by local financial institutions, whether or not settled through the foreign exchange market, subject to the conditions set forth in the regulations; (iii) financial indebtedness under contracts in force as of August 31, 2019 that expressly provide for repayment through the application abroad of export proceeds; (iv) financial transactions that are expressly authorized to apply export proceeds in accordance with the requirements set forth in Sections 7.9 and 7.10 of the Argentine Foreign Exchange Regulations; and (v) advances, pre-financing and post-financing from abroad with partial settlement pursuant to Decrees No. 492/2023, No. 549/2023, No. 597/2023 and No. 28/2023, among others.

Moreover, under Section 7.9.5 of the Argentine Foreign Exchange Regulations export proceeds from goods and services may be allocated to offshore or onshore collateral accounts established to secure the payment of principal and interest under eligible External Financial Indebtedness that was entered into and settled through the Foreign Exchange Market on or after January 7, 2021 (or, as from August 8, 2025, in the case of certain specified financings). Such allocation is allowed up to an amount equal to 125% of the principal and interest payable during the current month and the following six calendar months, based on the repayment schedule agreed with the creditors. Any amounts in excess of this threshold must be repatriated to Argentina and settled in Argentine Pesos through the Foreign Exchange Market within the general timeframes established by the applicable regulations. If the relevant financing agreement requires the funds to remain deposited beyond the applicable settlement deadline, the exporter may request an extension of such deadline until the fifth business day following the contractually required deposit date, as set forth in the financing documentation.

Obligation to settle foreign currency from exports of services

As a general rule, payments received for the provision of services by residents to non-residents must be entered and settled through the Foreign Exchange Market within twenty (20) business days from the date of its collection abroad or in Argentina or its crediting to foreign accounts.

In the case of funds received or credited abroad, the collection and liquidation may be considered completed for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to Argentina.

If the client is a SPV that has adhered to the RIGI and has duly notified the Argentine Ministry of Economy of its intention to avail itself of the foreign exchange benefits under such regime, the foreign currency obtained from activities other than the export of goods (including services) may, subject to compliance with the applicable conditions, be exempt from the obligation to be entered into and/or settled through the Foreign Exchange Market. In particular, foreign currency proceeds arising from services provided to non-residents in connection with a RIGI-backed project may qualify for such exemption, provided that the services were rendered or accrued as from the SPV’s start-up date as reported by the Ministry of Economy to the BCRA.

In addition, the Argentine Foreign Exchange Regulations contemplate certain scenarios in which proceeds from the export of services are exempt from mandatory settlement through the Foreign Exchange Market, provided that such proceeds are entered into the country within the applicable deadlines.

Disposal of non-financial, unproduced Assets

The consideration received by residents from the disposal of non-financial proceeds or, unproduced assets to non-residents must be channeled into the country in foreign currency and settled through the Foreign Exchange Market within twenty (20) business days from the date of receipt abroad or in Argentina, or from the date of crediting to foreign accounts.

In the case of funds received or credited abroad, the channeling and settlement requirement may be considered fulfilled for the amount equivalent to the usual charges debited by foreign financial institutions for transferring the funds to the country.

Debt securities subscribed abroad and external financial indebtedness

Debt securities publicly registered abroad, other external financial indebtedness, and foreign currency-denominated debt securities publicly registered in Argentina fully subscribed abroad ("External Financial Indebtedness"), disbursed as from September 1, 2019, must be entered into Argentina and settled in the Foreign Exchange Market as a requirement for subsequent access to it in order to service their capital and interest payments. Consequently, although the settlement of the proceeds from such transactions is not mandatory, failing to settle it will prevent future access to the Foreign Exchange Market for repayment purposes.

Additionally, as further conditions for such access to the Foreign Exchange Market, the transaction must have been declared in the External Assets and Liabilities Survey (as defined below, see “—Other Specific Provisions—BCRA Information Framework”), and access to the Foreign Exchange Market must occur no more than three (3) business days prior to the due date of the capital or interest service to be paid.

In the case of a capital payment of debt securities issued as from November 8, 2024 made through a transfer abroad, access to the Foreign Exchange Market shall, in addition, only be permitted once at least the following periods have elapsed from the issuance date:

(i)	12 months, if the security was issued between November 8, 2024 and April 20, 2025;
(ii)	six months, if the security was issued between April 21, 2025 and May 15, 2025;
(iii)	18 months, if the security was issued on or after May 16, 2025.

Access to the Foreign Exchange Market to make payments more than three (3) days in advance of the due date is, as a general rule, subject to prior authorization from the BCRA. The following cases of early repayment may be exempt from such prior authorization, provided they meet several requirements outlined in Section 3.5 of the Argentine Foreign Exchange Regulations: (i) early repayment of principal and interest with the settlement of funds entered into the country by the issuance of a new debt security that qualifies as External Financial Indebtedness; (ii) early repayment of principal and interest with the simultaneous settlement of other External Financial Indebtedness; (iii) early repayment of interest in the context of a debt exchange process involving debt securities that qualify as External Financial Indebtedness; (iv) early repayment of principal and interest simultaneously with the settlement of new External Financial Indebtedness granted by a local financial institution through a foreign credit line; and (v) early repayment of principal and interest by a SPV adhering to the RIGI.

Furthermore, prior approval from the BCRA is required for local residents to access the Foreign Exchange Market for the payment of principal and interest related to External Financial Indebtedness with related parties. Certain specific exceptions apply, as detailed in Section 3.5.6 of the Argentine Foreign Exchange Regulations. See “—Payments Related to Debts with Related Parties.”

Additionally, under Section 3.11.2 of the Argentine Foreign Exchange Regulations, entities may grant access to the Foreign Exchange Market to residents in order to make payments for services related to External Financial Indebtedness or securities with access to the Foreign Exchange Market pursuant to Sections 3.6.1.3 to 3.6.1.5 of the Argentine Foreign Exchange Regulations, to purchase foreign currency before the deadline permitted by the regulations, under the following conditions:

(i)	The funds acquired are deposited in foreign currency accounts held by the client in local financial institutions;
(ii)	The intervening entity has verified that the indebtedness, the service of which will be paid with these funds, complies with the applicable Argentine Foreign Exchange Regulations that allow such access; and
(iii)	The client's access falls within one of the following situations:
a.	It is made within the sixty (60) calendar days prior to the due date, with a daily amount not exceeding 10% of the amount to be paid; or
b.	It is made within five (5) business days prior to the regulatory deadline allowed in each case, with a daily amount not exceeding 20% of the amount to be paid.

Specific provisions on access to the foreign exchange market

General requirements

 As a general rule, and in addition to the specific rules of each transaction for access, certain general requirements must be complied with by a local company or individual to access the Foreign Exchange Market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of debt securities subscribed abroad and external financial indebtedness; interest payments on debts for the import of goods and services, among others) without requiring prior approval from the BCRA. In this regard, the local company or individual must file an affidavit stating that:

(a)	(i) At the time of access to the Foreign Exchange Market, all of its foreign currency holdings in Argentina are deposited in accounts in financial institutions, and (ii) at the beginning of the day on which it requests access to the Foreign Exchange Market, it does not hold Argentine certificates of deposit (for its acronym in Spanish, “CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than US$ 100,000. For these purposes, “foreign liquid assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad shall not be considered available liquid external assets if they cannot be used by the client because they constitute reserve or guarantee funds established under the requirements of foreign indebtedness contracts, export pre-financing operations covered under Section 7.8.5 of the Argentine Foreign Exchange Regulations, or funds held as collateral for derivative transactions executed abroad.

In the event that the client holds foreign liquid assets and/or CEDEARs in an amount greater than that established in the preceding paragraph, the financial institution may also accept an affidavit from the client confirming that such amount has not been exceeded, considering that, partially or fully, the foreign liquid assets:

(i)	have been used during that day for payments that would have had access to the Foreign Exchange Market;
(ii)	have been transferred to the client’s favor to a correspondent account of a local entity authorized to operate in foreign exchange;
(iii)	are funds deposited in foreign bank accounts in the client's name, originating from proceeds of exports of goods and/or services, or advances, prefinancing, or post financing of exports of goods granted by non-residents, or from the sale of non-produced non-financial assets, for which the 20 (twenty) business day period from their receipt has not elapsed;
(iv)	are funds deposited in foreign bank accounts in the client's name, originating from External Financial Indebtedness, and the amount does not exceed the equivalent required to pay capital and interest in the next 365 (three hundred sixty-five) calendar days;

(v)	are funds deposited in foreign bank accounts in the client's name, originating from disbursements received abroad after November 29, 2024 from External Financial Indebtedness, within the last 180 (one hundred eighty) calendar days;
(vi)	are funds deposited in foreign bank accounts in the client's name, originating from the sale of securities settled in foreign currency as outlined in section 3.16.3.6.iii) of the Argentine Foreign Exchange Regulations;
(vii)	are funds deposited in foreign bank accounts in the client's name, originating from debt securities issued in the last 120 calendar days, and falling under the provisions of sections 7.11.1.5. and 7.11.1.6 of the Argentine Foreign Exchange Regulations.
(b)	It undertakes the obligation to settle in the Foreign Exchange Market, within five business days of its availability, the funds received abroad from the collection of loans granted to third parties, time deposits, or the sale of any type of asset, to the extent that the asset subject to the sale was acquired, the deposit constituted or the loan granted after May 28, 2020.

The affidavits included in paragraphs (a) and (b) above will not be required for outbound transactions involving the purchase of foreign currency notes for holding purposes or for the opening of deposits by resident individuals, in accordance with the Argentine Foreign Exchange Regulations.

(c)	Only when the client is not a resident individual, must it state that, on the date of access to the Foreign Exchange Market and in the previous 90 calendar days, either directly nor indirectly, nor on behalf or for the account of third parties:

(i)	did not arrange sales in Argentina of securities with settlement in foreign currency,
(ii)	did not exchange securities issued by residents for foreign assets,
(iii)	did not transfer securities to depository entities abroad,
(iv)	did not acquire in Argentina securities issued by non-residents with settlement in Argentine Pesos,
(v)	did not acquire CEDEARs representing foreign shares,
(vi)	did not acquire securities representing private debt issued in foreign jurisdiction, and
(vii)	did not deliver funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any entity (whether physical or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad (items (i) through (vii), collectively, the “Restricted Transactions”).
(d)	Only when the client is not a resident individual, must it state that it undertakes the obligation not to enter into any of the Restricted Transactions from the time it requests access to the Foreign Exchange Market and for 90 calendar days thereafter, neither directly nor indirectly, nor on behalf or for the account of third parties.

Section 3.16.3.6 of the Argentine Foreign Exchange Regulations sets forth several transactions that should not be considered in the affidavits prepared to comply with items (c) and (d) above.

(e)	Section 3.16.3 of the Argentine Foreign Exchange Regulations adds that, in the event that the customer requesting access to the Foreign Exchange Market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the BCRA, the customer must submit to the corresponding financial institution an affidavit stating:

(i)	details of the physical or legal persons exercising a direct control relationship over the client and of other legal persons with which they are part of the same economic group;

(ii)	that on the day on which it requests access to the Foreign Exchange Market and in the 90 days prior to that date, it has not delivered in Argentina any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services.
(iii)	The requirements set forth in items (i) and (ii) above may be deemed fulfilled if the client seeking access has submitted:
(1)	An affidavit confirming that, within the period established in item (e)(ii), except for transactions directly related to routine transactions in the course of its business activities, it has not transferred local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—to any individual or legal entity within Argentina.
(2)	An affidavit signed by each individual or legal entity identified in item (e)(i) to whom the client has transferred funds under the terms of item (e)(ii), confirming compliance with the requirements set forth in items (c), (d), and (e)(ii).
(3)	An affidavit signed by each individual or legal entity identified in item (e)(i), confirming either: (x) compliance with the requirements set forth in items (c) and (d), or (y) that, within the period established in item (e)(ii), except for transactions directly related to routine purchases of goods and/or services between residents, it has not received local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—originating from the client or from any entity identified in item (e)(i) to whom the client has transferred funds under the terms of item (e)(ii).

The Argentine Foreign Exchange Regulations state that transfers to foreign depositary entities of securities made in connection with a repurchase of debt securities by Argentine residents should not be considered in the affidavits prepared to comply with the Argentine Foreign Exchange Regulations.

Imports payments

Section 3.1 of the Argentine Foreign Exchange Regulations allows access to the Foreign Exchange Market for the payment of imports of goods, establishing different conditions depending on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration, and based on the due date of the interest that such commercial debts accrue.

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

Communication “A” 7,917 issued on December 13, 2023, as amended from time to time, substantially modified the regime of access to the Foreign Exchange Market for the payment of imports of goods and services, establishing the following regarding the access to the Foreign Exchange Market for the payment of imports of goods, effective as of December 13, 2023:

(1)	A SIRA filing in “SALIDA” status is not required to access the Foreign Exchange Market. In particular, access to the Foreign Exchange Market does not require (i) the filing of a SIRA declaration in “SALIDA” status, nor (ii) the validation of the transaction in the Single Current Account for Foreign Trade system.
(2)	Payments for imports of goods with customs entry registration as from December 13, 2023: Entities may provide access to the Foreign Exchange Market without prior BCRA approval to make deferred payments for imports of goods with customs entry registration as from December 13, 2023, from the date of customs entry, provided that the transactions are not covered under Section 10.6.6 and that all other applicable regulatory requirements are satisfied.
(3)	Payments of imports of goods with pending customs entry registration: Entities may also grant access to the Foreign Exchange Market without the prior approval of the BCRA to process payments with pending customs entry for transactions not covered under Section 10.6.6, provided that, in addition to the other applicable regulatory requirements, the payment falls within the situations set forth in Section 10.10.2 of the Argentine Foreign Exchange Regulations.
(4)	Stock of debt. Imports of Goods: Access to the Foreign Exchange Market to make import payments for goods whose customs entry registration occurred up to December 12, 2023, in addition to the remaining applicable requirements, shall require the prior conformity of the Central Bank except when they are transactions financed by financial entities or official credit agencies or international organizations; among other situations set forth in Section 10.11 of the Foreign Exchange Regulations.

Payment for services rendered by non-residents

Pursuant to Section 3.2 of the Argentine Foreign Exchange Regulations, entities may access the Foreign Exchange Market to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service.

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

S27. Other health services.

S34. Transactions involving charges to payment cards or debits to deposit accounts, executed by residents with non-resident merchants, or by non-residents with Argentine merchants, for the provision of digital services not related to travel.

S35. Transactions involving charges to payment cards or debits to deposit accounts, executed by residents with non-resident merchants, or by non-residents with Argentine merchants, for the remote (non face-to-face) purchase or sale of goods.

S36. Transactions involving cash withdrawals and/or charges to payment cards or debits to deposit accounts, executed by residents with non-resident merchants, or by non-residents with Argentine merchants, excluding those relating to the provision of digital services not related to travel or the remote (non face-to-face) purchase or sale of goods.

ii.	Expenses paid to foreign financial entities for their usual transactions.
iii.	The payment corresponds to a transaction classified under the concept “S31. Freight services for export of goods,” in which the freight charges from part of the sales terms agreed with the purchaser of the goods, and is made once the export has been cleared for shipment by customs.
iv.	The payment corresponds to a transaction classified under the concept “S31. Freight services for export of goods,” in which the freight charges form part of the sales terms agreed with the purchaser of the goods, and is made once the export has been cleared for shipment by customs.
v.	The payment corresponds to a transaction classified under the concept “S30. Freight services for import transactions of goods” and is made as from the date the service is rendered. In the case of freight charges related to an import transaction falling within the scope of Section 10.10.2.1 of the Argentine Foreign Exchange Regulations, payment may be made as from the shipment date of the goods at origin.
vi.	The payment corresponds to a transaction classified under the concept “S24. Other personal, cultural, and recreational services” provided by a counterparty affiliated with the resident on or before April 13, 2025, and is made after a period of ninety (90) calendar days from the date the service is rendered or accrued.
vii.	The payment corresponds to a transaction corresponding to a service not included in Sections 13.2.1. to 13.2.5. of the Argentine Foreign Exchange Regulations provided by a non-related counterparty to the resident, and payment is made as of the date the service is rendered or accrued. This timeframe shall also apply to transactions corresponding to transfers abroad by local agents of funds collected in Argentina for services provided by non-residents to residents.
viii.	The payment corresponds to a transaction corresponding for a service not included in items 13.2.1. to 13.2.5. of the Argentine Foreign Exchange Regulations provided by a related counterparty to the resident, and payment is made:

(a) After a period of 90 calendar days from the date the service is rendered or accrued, if such date falls on or after April 14, 2025.

(b) After a period of 180 calendar days from the date the service is rendered or accrued, if such date is prior to April 14, 2025.

Payments for services that were or will be rendered or accrued as from December 13, 2023, prior to the provisions set forth in Sections 13.2.3 to 13.2.7 of the Argentine Foreign Exchange Regulations

Access to the Foreign Exchange Market for payments for services provided and/or accrued by non-residents from December 13, 2023, will be admissible prior to the deadlines set forth in Sections 13.2.3 to 13.2.7. of the Argentine Foreign Exchange Regulations, when, in addition to the other applicable requirements, the following situations are verified:

i.	The customer accesses the Foreign Exchange Market with funds originating from foreign currency financing for service imports granted by a local financial entity, provided that the maturity dates and the principal amounts to be paid of the granted financing are compatible with those provided in Section 13.2. of the Foreign Exchange Regulations.
ii.	If the granting of the financing is prior to the date of provision or accrual of the service, the deadlines provided in Section 13.2 of the Argentine Foreign Exchange Regulations will be calculated from the estimated date of provision or accrual plus 15 calendar days.

In the case of a transaction classified under the concept “S30. Freight services for goods import operations” that falls within the scope of Section 10.10.2.1 of the Argentine Foreign Exchange Regulations, financing shall be provided until the estimated shipment date of the goods at origin plus an additional period of 15 calendar days.

If the financing is granted after the date the service is rendered or accrued, the time periods set forth in Section 13.2 of the Argentine Foreign Exchange Regulations shall be calculated from that date.

iii.	The customer has access to the Foreign Exchange Market simultaneously with the settlement of funds for advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial entities with funding in foreign credit lines, to the extent that the stipulations of Section 13.3.1 of the Argentine Foreign Exchange Regulations regarding maturity dates and the amounts of principal to be paid for the financing are complied with.
iv.	The customer accesses the Foreign Exchange Market simultaneously with the settlement of funds originated in an External Financial Indebtedness, to the extent that the provisions of Section 13.3.1 of the Argentine Foreign Exchange Regulations regarding maturity dates and principal amounts payable on the financing are complied with.

The portion of the financial indebtedness that is used by virtue of the provisions of this Section may not be computed for the purposes of other specific mechanisms that enable access to the Foreign Exchange Market as from the entry and/or settlement of this type of transactions.

v.	In the case that the payment for imports of services is performed within the framework of the mechanism provided for in Section 7.11 of the Argentine Foreign Exchange Regulations.
vi.	The customer has a “Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas (Decree No. 277/22) issued within the framework of the provisions of Section 3.17 of the Argentine Foreign Exchange Regulations.
vii.	The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by local or foreign financial entities.
viii.	The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by international organizations and/or official credit agencies. Entities may also consider as a transaction guaranteed by an official credit agency those covered by a guarantee issued by a private insurer on behalf of a national government of another country. In all cases, the intervening entity must have documentation explicitly confirming this situation.

ix.	The payment is made on the closing date of a repurchase and/or debt redemption transaction under Sections 3.5.3.1. or 3.6.4.4. of the Argentine Foreign Exchange Regulations and relates to services provided by non-residents arising from the issuance of the new debt securities and/or the repurchase and/or redemption transaction.
x.	The payment is to a counterparty not related to the client and is completed through an exchange and/or arbitration with the funds deposited in a foreign currency account in a local financial entity.

Stock of debt of imports of services

The BCRA’s prior approval shall be required for access to the Foreign Exchange Market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when in addition to the other applicable requirements, the entity verifies compliance with the requirements set forth in Section 13.4. of the Argentine Foreign Exchange Regulations.

Payments for debt securities subscribed abroad and external financial indebtedness with foreign entities

As previously mentioned, for resident debtors to access the Foreign Exchange Market to make capital or interest payments on External Financial Indebtedness, it is required that an amount equivalent to the nominal value of the External Financial Indebtedness has been entered into Argentina and settled through the Foreign Exchange Market, and that the transaction has been declared in the External Assets and Liabilities Survey. See "—Debt securities subscribed abroad and external financial indebtedness."

This requirement for entry and settlement will be considered fulfilled in the following cases:

(1)	Indebtedness disbursed before September 1, 2019.
(2)	Indebtedness originating from September 1, 2019, which does not generate disbursements due to refinancing of capital and/or interest on external financial indebtedness that had access under the applicable regulations, as long as the refinancing does not bring forward the maturity of the original debt.
(3)	For the amount of the applicable origination and/or issuance expenses and other expenses debited abroad for the banking transactions involved.
(4)	For the difference between the effective value and the nominal value in publicly registered debt securities issued below par.
(5)	For the portion corresponding to a capitalized interest in accordance with the financing agreement.
(6)	For the portion new debt securities delivered by a resident to their creditors as participation premium, repurchase, early redemption, or similar, in the framework of a debt exchange, repurchase, and/or early redemption transaction of External Financial Indebtedness, provided that:
a.	The nominal value of the new securities delivered, in the concept of participation premium, repurchase or early redemption or similar, does not exceed the equivalent of 5% of the capital value of the debt effectively exchanged or repurchased; and

b.	The new debt securities provide at least one year of grace for capital repayment and imply a minimum extension of two years regarding the average duration of the remaining capital of the exchanged or repurchased debt.
(7)	For the portion of public debt securities issued from January 7, 2021, which were delivered to creditors to refinance preexisting financial debts with an extension of the average duration, corresponding to the refinanced capital amount, accrued interest up to the refinancing date, and, to the extent that the new debt securities do not have capital maturities during the first two years, the amount equivalent to the interest that would accrue in the first two years on the debt being refinanced in advance and/or the deferral of the refinanced capital and/or the interest that would accrue on the amounts so refinanced.
(8)	For the portion subscribed in foreign currency in Argentina for public debt securities issued abroad starting from February 5, 2021, provided that all conditions outlined in the Argentine Foreign Exchange Regulations are met.
(9)	For external indebtedness originating from September 1, 2019 in a refinancing of the capital and/or interest on commercial debts with the foreign creditor, provided that the new financial debt does not anticipate maturity dates concerning the refinanced commercial debt nor involve payments before the date the client could have accessed for the commercial debt under the applicable regulations.

(10)	For External Financial Indebtedness falling under sections 7.11.1.3 and 7.11.1.5 of the Argentine Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented. The value of freight expenses stated in the transportation documentation associated with the customs entry registration of the goods may also be counted, provided that the funds from the transactions outlined in the mentioned sections were used for direct payment to the freight service provider of imports not included in the agreed purchase condition.
(11)	External Financial Indebtedness that falls under Section 7.10.2.2.ii) of the Argentine Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented.

For the portion of publicly registered debt securities issued between October 9, 2020, and December 31, 2023, with an average duration not less than two years, which were delivered to creditors of external financial indebtedness and/or foreign currency-denominated public debt securities with maturities between October 15, 2020, and December 31, 2023, as part of the refinancing plan required under item 7 of Communication A 7106 and related provisions (as included in item 3.17 of Annex of Communication A 7914), based on the parameters defined in the Argentine Foreign Exchange Regulations.

Section 3.5.4 of the Argentine Foreign Exchange Regulations establishes that, as long as the prior approval requirement for access to the Foreign Exchange Market for paying capital and interest on External Financial Indebtedness remains in force, this requirement will not be applicable when all of the following conditions are met:

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

Payments Related to Debts with Related Parties

Prior approval from the BCRA is required to access the Foreign Exchange Market for the cancellation of principal and interest of External Financial Indebtedness when the creditor is a related counterparty to the resident debtor, in accordance with section 3.5.6 of the Argentine Foreign Exchange Regulations. Additionally, debts covered by this section will continue to be subject to prior approval even if there is a modification of the creditor or debtor that results in no longer having a relationship between the creditor and the resident debtor.

Prior approval from the BCRA will not be required when:

(i)	it is related to transactions specific to local financial institutions;
(ii)	it is an External Financial Indebtedness that has an average life of no less than six months, provided the funds were entered into Argentina and settled through the Foreign Exchange Market on or after April 21, 2025;
(iii)	it is an External Financial Indebtedness with an average maturity of no less than two years, and the funds have been entered and settled through the Foreign Exchange Market between October 2, 2020 and April 20, 2025;
(iv)	it is a payment of compensatory interest accruing from January 1, 2025, on the remaining original value of financial debts with related foreign counterparties. Penalty or other equivalent interest that accrues from January 1, 2025, will still be subject to the prior approval requirement;

(v)	the client is a SPV participant under RIGI that settles principal or interest of External Financial Indebtedness as provided in section 14.2.1 of the Argentine Foreign Exchange Regulations;

(vi)	it is a payment of interest that is made simultaneously with the settlement for at least an equivalent amount of:

a.	new External Financial Indebtedness with an average maturity of no less than 2 (two) years and providing at least one year of grace for principal payments, both counted from the date access to the market is granted.
b.	new direct investment contributions from non-residents.

The financial debts and/or direct foreign investment contributions, which cannot be considered for other mechanisms under the Argentine Foreign Exchange Regulations, may be entered and settled by the debtor making the interest payment or by another resident company belonging to the same economic group.

(vii)	it is an External Financial Indebtedness under the mechanism of Section 7.11 of the Argentine Foreign Exchange Regulations, and the access date is consistent with the conditions required to fit within that mechanism;

(viii)	the client has a “Certification for foreign exchange access regimes for incremental oil and/or natural gas production (Decree 277/22)” issued in the framework of Section 3.17 of the Argentine Foreign Exchange Regulations, for the equivalent of the principal amount being paid;

(ix)	the client has a “Certification of increased goods exports” for the years 2021 to 2023 issued under Section 3.18 of the Argentine Foreign Exchange Regulations for the equivalent of the principal amount being paid;

(x)	it is an External Financial Indebtedness with an average maturity of no less than 2 (two) years settled between August 27, 2021, and December 12, 2023, and was used to pay commercial debts for the import of goods and services, based on the issuance of a “Certification of entry of new financial indebtedness with the exterior” under item 1 of Communication A 7348 and related provisions (provisions received in item 3.19 of the Annex to Communication A 7914); and
(xi)	it is an External Financial Indebtedness with an average maturity of no less than 2 (two) years originating between August 27, 2021, and December 12, 2023, from a refinancing of commercial debts for the import of goods and services with the same creditor, under item 20 of Communication A 7626 and related provisions (provisions received in item 3.20 of the Annex to Communication A 7914).

Payments of debt securities or other debt instruments denominated and payable in foreign currency in Argentina

Pursuant to Section 2.5 of the Argentine Foreign Exchange Regulations, issuances by residents of publicly registered debt securities in Argentina that do not constitute External Financial Indebtedness and/or promissory notes with a public offering issued under General Resolution No. 1003/24 of the CNV and related regulations, and/or fiduciary debt securities issued by trustees of fiduciary trusts with a public offering carried out in accordance with CNV provisions in the matter, denominated and subscribed in foreign currency, must be settled in the Foreign Exchange Market as a requirement for subsequent access to said market to address their capital and/or interest services in foreign currency in Argentina under the provisions of this section.

Access to the Foreign Exchange Market for the repayment of debts and other obligations in foreign currency between residents, incurred after September 1, 2019, is prohibited.

However, exceptions are made for the cancellation in Argentina of principal and interest upon maturity of:

(i)	Foreign currency financing granted by local financial institutions including payments for foreign currency consumption through credit or purchase cards, except for the repayment of overdrafts in U.S. dollar current accounts, which may only be settled with the client’s freely available funds in such currency.

(ii)	Debt securities issued as from September 1, 2019, for the purpose of refinancing debts covered in item (1) of the following paragraph and which involve an increase in the average maturity of the obligations.
(iii)	Debt securities issued as from November 29, 2019, with public registration in Argentina that do not qualify as External Financial Indebtedness, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency, provided that all funds obtained have been settled in the Foreign Exchange Market.

In the case of debt securities issued by local financial institutions through transactions entered into on or after May 26, 2025, repayment shall only be permitted once at least 12 months have elapsed from the issuance date.

(iv)	Promissory notes with public offering issued under General Resolution 1003/24 of the CNV and related regulations, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.
(v)	Fiduciary debt securities issued by trustees of financial trusts with a public offering conducted in accordance with the provisions of the CNV, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.
(vi)	Issuances of securities covered under items (iii) through (v) that did not involve cash disbursements as they consisted of restructurings of debt originally falling under those same items, provided that the refinancing does not anticipate maturities compared to the original debt.

Issuances of securities that meet the conditions set forth in items (iii) through (v) above for access to the Foreign Exchange Market will be allowed to cancel their capital and interest services upon maturity through the application of export collections of goods and services in Argentina, provided that the requirements set forth in Section 7.9 of the Argentine Foreign Exchange Regulations are met

Entities may also grant access to the Foreign Exchange Market for the cancellation upon maturity of:

(1)	Foreign currency obligations between residents formalized through public records or deeds as of August 30, 2019.
(2)	Foreign currency financing granted by local financial institutions pending as of August 30, 2019.

Access to the Foreign Exchange Market before maturity will require prior approval from the BCRA, except when the transaction falls under one of the following situations and all conditions established in each case are met:

(i)	When the debt originates from foreign currency financing granted by local financial institutions for foreign currency consumption made through credit or purchase cards.
(ii)	In case of other financings in foreign currency from local financial institutions, except for the repayment of overdrafts in U.S. dollar current accounts, where repayment is made simultaneously with the settlement of funds received from abroad under new indebtedness:

a.	The early payment is made simultaneously with funds settled from new External Financial Indebtedness and/or new prefinancing of exports from abroad;
b.	The average maturity of the new indebtedness is longer than the remaining average maturity of the debt being paid off;
c.	The accumulated amount of principal payments of the new indebtedness, at any time until the maturity date of the debt being canceled, may not exceed the accumulated principal payments of the financing being paid off; and

d.	If the new indebtedness is a prefinancing of exports from abroad, the entity must have an affidavit from the client stating that prior approval from the BCRA will be required for the application of export currency collections to the early repayment of principal before the maturities counted for compliance with the conditions mentioned.

If the pre-canceled financing by the client was granted from a credit line from abroad, the financial institution may also pre-cancel the principal and accrued interest from the credit line for the proportion of the debt repaid early.

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

i.	The new debt security includes a one year grace period for capital repayment, and its average duration is at least two years longer than the remaining average duration of the debt security being canceled; and
ii.	The accumulated amount of principal payments of the new indebtedness may not exceed, until the maturity date of the canceled debt, the amount accumulated by the principal payments of the debt being canceled.

b.	The early cancellation of interest corresponds to the interest accrued on the refinanced debt until the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement.
c.	The early cancellation of interest corresponds to the interest accrued on the refinanced debt until the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement.

Additionally, the entity may grant the client access to the Foreign Exchange Market to:

d.	Pay for a repurchase premium, early redemption, or similar, up to the equivalent of 5% of the principal amount of the repurchased and/or redeemed debt security, provided that the payment is made simultaneously with the settlement of funds entered from abroad by the new debt security exceeding the principal amount being pre-canceled, by at least an amount equivalent to the premium paid.
e.	Pay, at the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement, the issuance costs or other services provided by non-residents in the context of the issuance of the new debt securities and/or the repurchase and/or redemption transaction.

(v)	In case of early cancellation of principal and interest from a debt security covered in this section simultaneously with the settlement of other External Financial Indebtedness:

a.	The early cancellation of principal and interest is made simultaneously with funds settled from new External Financial Indebtedness;
b.	The average duration of the new indebtedness is longer than the remaining average duration of the debt security being canceled; and
c.	The accumulated amount of principal payments of the new indebtedness, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the debt security being canceled.

(vi)	In the case of early cancellation of principal and interest from a security covered in this section or a foreign currency financing from a local financial entity that was not granted under a foreign credit line, carried out simultaneously with the settlement of a new security covered in this section, subject to the following conditions:
a.	the early cancellation of principal and accrued interest of a security covered in this section or a foreign currency financing from a local financial entity that was not granted under a foreign credit line is made simultaneously with the funds settled from the issuance of a new security covered in this section;
b.	the average duration of the new security is longer than the remaining average duration of the debt being prepaid, and
c.	at no time, up to the maturity date of the debt being prepaid, may the cumulative amount of principal amortizations under the new security exceed the cumulative amount of principal amortizations that would have accrued under the debt being prepaid
(vii)	The client is a VPU adhered to the RIGI that early cancels principal or accrued interest from debts covered in this section in accordance with the provisions of Section 14.2.1 of the Foreign Exchange Regulations.
(viii)	In the case of prepayment of principal and accrued interest under a security covered by this section, or under foreign currency financing granted by a local financial institution that was not extended under an external credit line, provided that such prepayment is carried out simultaneously with the settlement of new foreign currency financing granted by a local financial institution, subject to the following conditions:

a.	the prepayment of principal and accrued interest under a security covered by this section, or under foreign currency financing granted by a local financial institution that was not extended under an external credit line, is made simultaneously with the funds settled under new foreign currency financing granted by a local financial institution. Where foreign currency financing granted by a local financial institution is being repaid, the foregoing requirement shall be deemed satisfied if a certificate issued by the institution granting the new financing evidencing the settlement of the required amount within the preceding forty-eight (48) business hours is obtained;
b.	the average life of the new debt is longer than the remaining average life of the debt being prepaid; and
c.	at no time, up to the maturity date of the debt being prepaid, may the cumulative amount of principal amortizations under the new debt exceed the cumulative amount of principal amortizations that would have accrued under the debt being prepaid.

Transactions with BOPREAL

The BOPREAL are securities issued by the BCRA for subscription in a primary offering for the following purposes: (i) by importers of goods, up to the amount of the outstanding debt for imports of goods with customs entry registration on or before December 12, 2023; (ii) by importers of services, up to the amount of the outstanding debt for imports of services where the performance or accrual of such services by the non-resident provider occurred on or before December 12, 2023; (iii) for the payment of profits and dividends owed to non-residents, as from the date on which their distribution was approved by the shareholders’ meeting; (iv) by non-resident clients, for profits and dividends collected in Argentina since September 1, 2019; and (v) by debtors of principal and interest in arrears with related-party counterparties, subject to the prior authorization of the BCRA as provided under Sections 3.3.3 and 3.5.6 of the Argentine Foreign Exchange Regulations.

a) For Importers of Goods:

Importers of goods can subscribe BOPREAL for up to the amount of the pending debt for their imports of goods with customs entry registration before December 12, 2023. The entity making the subscription offer on behalf of the client must have the respective certifications on the outstanding debt amount issued by the entity/entities responsible for monitoring the officializations involved in the SEPAIMPO, in order to verify that all of the following conditions are met:

(i)	The obligation qualifies as a debt for goods imports as indicated in Section 10.2.4 of the Argentine Foreign Exchange Regulations.
(ii)	The transaction is declared, if applicable, in the last overdue submission of the External Assets and Liabilities Survey.
(iii)	The conditions set forth in Section 10.3.2.1 of the Foreign Exchange Regulations for access to the Argentine Foreign Exchange Market are met, except for the condition specified in item (viii).
(iv)	The client meets the supplementary requirements outlined in Sections 3.16.1 to 3.16.4 of the Argentine Foreign Exchange Regulations.
(v)	The client provides an affidavit stating that the debt for which they are requesting subscription is pending payment. Section 3.16.3 shall only apply to clients who are not resident individuals.

In certain cases, the entity making the subscription offer on behalf of the client must have an affidavit from the client confirming that they have not requested the use of this mechanism through another entity for that debt.

b) For Importers of Services:

Importers of services can subscribe BOPREAL for up to the amount of the pending debt for their imports of services in which the provision or accrual of the service by the non-resident took place on or before December 12, 2023.

The entity making the subscription offer on behalf of the client must have the documentation that supports the existence of the service, the amount owed as of the subscription date, and verify that all of the following conditions are met:

(i)	The obligation qualifies as a debt for service imports as indicated in the second paragraph of Section 13.1.2 of the Argentine Foreign Exchange Regulations.
(ii)	The transaction is declared, if applicable, in the last overdue submission of the External Assets and Liabilities Survey.
(iii)	The client meets the supplementary requirements outlined in Sections 3.16.1 to 3.16.4 of the Argentine Foreign Exchange Regulations. Section 3.16.3 shall only apply to clients who are not resident individuals.
(iv)	The client provides an affidavit stating that the debt for which they are requesting subscription is pending payment and that they have not used the use of this mechanism for that debt.

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

The entity that makes the subscription offer on behalf of the client must verify compliance with the following requirements:

(i)	The entity has documentation to support that the outstanding debt corresponds to profits and dividends from closed and audited financial statements.
(ii)	The transaction is declared, if applicable, in the latest overdue submission of the External Assets and Liabilities Survey.
(iii)	The client meets the supplementary requirements outlined in Sections 3.16.1 to 3.16.4 of the Argentine Foreign Exchange Regulations.
(iv)	The client provides an affidavit stating that:
a.	The profits and dividends for which they are requesting subscription are pending payment;
b.	They have not used this mechanism y for that debt, and
c.	They acknowledge that they will not have access to the Foreign Exchange Market to pay the equivalent of the debt for which they subscribed unless the payment is made via exchange and arbitrage with funds deposited in a local account, originating from the collection of capital and interest in foreign currency from the BOPREAL bonds.

Non-resident clients, for profits and dividends received since September 1, 2019, may subscribe BOPREAL for up to the equivalent amount in local currency of the profits and dividends received from that date, adjusted by the most recent Consumer Price Index ("CPI") available at the time of subscription. The entity making the subscription offer on behalf of the client must verify compliance with the requirements outlined in Section 4.6.2 of the Argentine Foreign Exchange Regulations.

d) Complementary Provisions on BOPREAL:

Clients may, provided that the applicable requirements are met, access the Foreign Exchange Market through the execution of an exchange and/or arbitration with funds deposited in a local account, originating from the collection of capital and interest in foreign currency from BOPREAL bonds, to carry out the following transactions:

(i)	Payment of commercial debts for imports of goods with customs entry registration up to and including December 12, 2023, which were eligible according to the provisions of section (a) above. Payments made through the Local Currency System (the “LCS”) from the sale of funds deposited in a local account, originating from the collection of capital and interest in foreign currency from BOPREAL bonds, may also be considered under this section.
(ii)	Payment of commercial debts for imports of services rendered or accrued up to December 12, 2023, which were eligible according to the provisions of section (b) above. Payments made through the LCS from the sale of funds deposited in a local account, originating from the collection of capital and interest in foreign currency from BOPREAL bonds, may also be considered under this section.
(iii)	Payment of debts to non-resident shareholders for profits and dividends, which were eligible according to the provisions of the first paragraph of section (c) above.
(iv)	The repatriation of portfolio investments of non-residents originating from profits and dividends collected in Argentina since September 1, 2019, as determined by the shareholders' meeting based on closed and audited financial statements, which were eligible according to the provisions of the second paragraph of section (c) above.
(v)	Payment of principal and interest on debts with affiliated counterparties, which were eligible in accordance with Section (d) above.

Clients who have acquired BOPREAL bonds in primary bidding under the provisions of sections (a), (b), (d) and the first paragraph of section (c) may execute sales of securities against a wire transfer to a third-party account abroad, provided that the requirements outlined in Section 4.3.2.3. of the Argentine Foreign Exchange Regulations are met, when selling the BOPREAL bonds acquired by the seller in the aforementioned primary biddings.

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

Section 4.8 of the Argentine Foreign Exchange Regulations sets forth a series of transactions that may be carried out by clients who acquired BOPREAL in primary bidding.

In the event that a client has executed a sale with a repurchase obligation using BOPREAL bonds acquired in primary bidding, the following will apply:

1)	The sale of the bonds at the origin of the transaction shall not be taken into account for the preparation of the affidavits stipulated in sections (c) and (d) of “General Requirements”;
2)	The aforementioned sale will not entitle the client to carry out securities transactions based on the difference between the amount obtained from the sale and the nominal value of the BOPREAL bonds acquired in primary bidding for eligible import debts of goods and services.
3)	Once the client has regained possession of the BOPREAL bonds, the securities will be subject to the same treatment as bonds acquired in primary bidding.

Repatriations of direct investments and other foreign currency purchases by non-residents

Pursuant to Section 3.13 of the Argentine Foreign Exchange Regulations, prior approval from the BCRA will be required for access to the Foreign Exchange Market for the repatriation of investments by non-residents and other foreign currency purchases by non-resident clients, except for the following transactions:

(i)	International organizations and institutions performing the functions of official credit agencies;
(ii)	Diplomatic and consular representations, and accredited diplomatic personnel in Argentina for transfers made in the exercise of their functions;
(iii)	Representations in Argentina of Courts, Authorities or Offices, Special Missions, Commissions, or Bilateral Bodies established by International Treaties or Agreements, in which Argentina is a party, to the extent that transfers are made in the exercise of their functions;
(iv)	Transfers abroad on behalf of individuals who are beneficiaries of pensions and/or retirements paid by the ANSES or other pension agencies and/or pension annuities as provided by Section 101 of Law No. 24,241, for up to the amount received for such concepts in the last 30 calendar days, provided that the transfer is made to a bank account in the beneficiary's registered country of residence;
(v)	Purchase of foreign currency in cash by non-residents for tourism and travel expenses, up to a maximum amount of US$ 100, to the extent that the financial institution can verify in the online system implemented by the BCRA that the customer has settled an amount equal to or greater than the amount to be purchased within the 90 days prior to the transaction;

This transaction will become effective upon the registration of the client’s foreign currency sale with the BCRA by the intermediary entity, in accordance with the established guidelines. It should be noted that transactions involving the framing of settlements during their validity, specifically those pertaining to securities on behalf of and for the account of non-resident tourists, will not be considered for the purposes of this section.

(vi)	Transfers to bank accounts abroad of individuals for funds received in Argentina related to benefits granted by the Federal Government under Laws 24,043, 24,411, and 25,914 and related legislation;

Repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions, of a the capital contribution that was received and settled through the foreign exchange market on or after October 2, 2020, provided that: (a) repatriation occurs at least 2 one hundred and eighty calendar days after the settlement of the contribution funds , if the contribution was received and settled on or after April 21, 2025; or (b) the repatriation occurs two years after settlement, if the contribution was received and settled between October 2, 2020 and April 20, 2025.

(vii)	Repatriation of direct investments by non-residents is permitted up to the amount of investment contributions entered and settled through the Foreign Exchange Market as of November 16, 2020, provided that all of the following conditions are met: (a) the funds have been applied to the financing of projects framed within the Plan GasAr 2020-2024; (b) the entity has documentation proving the effective entry of the direct investment into the resident company; and (c) access occurs no earlier than two calendar years from the date of settlement in the Foreign Exchange Market of the transaction that allows for compliance with this section.
(viii)	Repatriation of direct investments by non-residents in companies that are not controlling companies of local financial entities is permitted, provided that the relevant entity has obtained a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22),” issued in accordance with the provisions of Section 3.17 of the Argentine Foreign Exchange Regulations.
(ix)	Repatriations of direct investments by non-residents in companies through access by the resident who acquired their stake in a resident company, provided that:

(a)	The access occurs simultaneously with the settlement of funds entered from abroad through External Financial Indebtedness or funds from a financial loan in foreign currency granted by a local financial institution from a credit line of a foreign financial institution, with a minimum average duration of four years and at least three years of grace for capital repayment;
(b)	The resident company whose capital is being transferred is in one of the following sectors: forestry industry, tourism, infrastructure, mining, technology, steel industry, energy, oil, and gas; and
(c)	The transaction involves the transfer of at least 10% of the resident company's capital.

If, at the time of access, the client does not have the documentation proving their possession of the capital stake being paid, they must submit an affidavit committing to present the documentation within 60 (sixty) calendar days of access to the Foreign Exchange Market.

The repatriated amount must be equivalent to the original investment.

Through Communication “A” 8331, the BCRA established, within the framework of this item (x), that:

•	This treatment will also apply—subject to compliance with the remaining applicable requirements—to the acquisition of resident companies across all economic sectors, provided that such companies are neither financial entities nor controlling entities thereof.

•	Financial entities may also grant access to the Foreign Exchange Market to resident clients when the relevant transaction involves the acquisition of 100% of the capital stock of a non-resident company whose sole asset is the equity interest in the local company being acquired. In such case, in addition to complying with items (a), (b) and (c) of this subsection (x), the resident client must submit an affidavit signed by the legal representative of the company or by an attorney-in-fact with sufficient authority to assume such commitment on behalf of the company, undertaking to:

(i)	Complete, within a maximum period of 12 (twelve) months from the date of access to the Foreign Exchange Market for this transaction, the change of residency of the acquired company so that it becomes a resident company in Argentina.

(ii)	Ensure that the local company whose equity interest is being acquired indirectly will not distribute profits or dividends to the acquired foreign company until the residency change referred to in the preceding item has been completed.
(iii)	Ensure that, in the event the acquired foreign company—acting as the controlling entity of the local company—is sold to a non-resident, the proceeds received from such sale are entered and settled in the Foreign Exchange Market within 15 (fifteen) business days.

(x)	Repatriations of direct investment contributions by non-residents in a SPV adhered to the RIGI under Section 14.2.3 of the Argentine Foreign Exchange Regulations.
(xi)	Repatriation by non-residents of principal, income, and proceeds from the sale of portfolio investments in instruments listed on local markets authorized by the CNV, mutual funds without direct listings composed of such instruments, and/or demand or term deposits with local financial institutions, provided that:

(a) There is certification from a local financial institution evidencing that the investment was constituted with funds received and settled through the local Foreign Exchange Market on or after April 21, 2025.

The settlement requirement shall be considered satisfied if the non-resident client has applied foreign currency directly, on or after May 23, 2025, to the primary subscription of debt securities issued by the National Treasury.

(b) Documentation is available demonstrating that the amount accessing the market does not exceed the interest or principal received and/or the amount actually obtained from the sale of the investment.

If the interest or sale proceeds are received in foreign currency, repatriation may be effected up to the equivalent of such amount.

(xii)	Repatriations of portfolio investments by non-residents originating from profits and dividends collected in Argentina since September 1, 2019, from distributions determined by the shareholders’ meeting for closed and audited balances are permitted, provided that the transaction is carried out through an exchange and/or arbitration with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL bonds.

Separately, the aforementioned Communication “A” 8331 established that financial entities may grant access to the Foreign Exchange Market to resident clients in order to effect the repatriation of investments held by a non-resident in connection with the acquisition by the resident of the non-resident’s interest in a concession for the exploitation of natural resources granted in Argentina, provided that:

(i)	Access is carried out simultaneously with the settlement of funds transferred from abroad pursuant to External Financial Indebtedness or funds from a foreign-currency financial loan granted by a local financial institution funded through a credit line from a foreign financial institution, with a minimum average life of four (4) years and at least three (3) years of principal grace;

(ii)	The transaction involves the transfer of at least 10% of the interest in the concession agreement; and

(iii)	If, at the time of access, the client does not have the documentation evidencing title to the interest being acquired, the client must submit an affidavit undertaking to submit such documentation within sixty calendar days from the date of access to the Foreign Exchange Market.

Access to the Foreign Exchange Market by individuals

Financial institutions may grant resident individuals access to the Foreign Exchange Market, without prior authorization from the BCRA, for the purchase of foreign currency in cash for holding purposes or for the establishment of deposits, provided that all of the following requirements are met:

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

(ii)	The selling institution must either deliver the foreign currency in cash to the customer or credit the funds to a foreign currency account held by the customer at a local financial institution or to a bank account held by the customer abroad, as applicable.

(iii)	The institution must have recorded the transaction in the online system implemented for this purpose by the BCRA.

(iv)	In all cases, the institution must obtain evidence that the customer has income and/or assets consistent with savings in foreign currency.

In all cases, the financial entity must obtain an affidavit from the client whereby the client undertakes not to conduct, whether directly, indirectly, or on behalf of or for the account of third parties, any purchases of securities settled in foreign currency from the moment the client requests access and for the following ninety (90) consecutive days. The foregoing undertaking shall not apply to purchases of securities settled in foreign currency carried out:

(i)	in connection with primary offerings of debt securities issued by resident issuers, provided that the purchaser holds such securities in its portfolio for a minimum of fifteen (15) business days. This minimum holding period shall not apply where the primary subscription was completed on or before December 9, 2025, or where the sale of the subscribed securities is settled in foreign currency; or

(ii)	through the reinvestment of foreign-currency proceeds received in respect of principal and/or interest payments on securities issued by the Argentine Treasury or the BCRA, within fifteen (15) business days from the corresponding payment date.

Financial institutions may grant resident individuals access to the foreign exchange market for the formation of external assets, for family remittances, and for derivative transactions, provided the transaction does not fall under Section 3.12.1 of the Argentine Foreign Exchange Regulations and without prior approval from the BCRA, as long as all of the following requirements are met:

(i)	The client may not exceed, in any calendar month and across all institutions and under all of the above concepts, the equivalent of US$200.

(ii)	The transaction must be debited from the client’s account with a local financial institution.

If the client uses cash, the amount purchased may not exceed the equivalent of US$100 in any calendar month across all institutions and under all of the above concepts.

(iii)	The institution must obtain a sworn statement from the client confirming compliance with the above requirements.

(iv)	The institution must verify through the online system implemented by the BCRA that the client’s affidavit consistent with the data available to the BCRA.

(v)	In the case of transactions related to the client’s formation of external assets, the selling institution must either deliver the foreign currency banknotes or traveler’s checks, or credit the funds to a foreign currency account held by the client with a local financial institution, or to a bank account held by the client abroad, as applicable.

In all cases, the institution must obtain evidence that the client has income and/or assets consistent with savings in foreign currency.

Access to the Foreign Exchange Market by guarantee trusts for the payment of principal and interest

Pursuant to Section 3.7 of the Argentine Foreign Exchange Regulations, Argentine guarantee trusts created to guarantee principal and interest payments of resident debtors may access the Foreign Exchange Market to make such payments at their scheduled maturity, to the extent that, in accordance with the applicable regulations in force, the debtor would have had access to the Foreign Exchange Market to make such payments directly.

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

Other financial derivative transactions for residents that are not entities authorized to operate in the foreign exchange market shall be governed by the provisions of Sections 3.9 and 3.10 of the Foreign Exchange Regulations, as applicable.

All settlements of futures transactions on regulated markets, forwards, options, and any other type of derivative contracts entered into within Argentina by entities from September 11, 2019, onwards must be conducted in local currency.

Profit and dividend payment

Pursuant to Section 3.4 of the Argentine Foreign Exchange Regulations, access to the Foreign Exchange Market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the Central Bank, unless the following requirements are met:

1)	The profits and dividends must correspond to closed and audited balance sheets.
2)	The total amount paid to non-resident shareholders shall not exceed the amount in Argentine Pesos that correspond according to the distribution determined by the shareholders’ meeting.

3)	If applicable, the External Assets and Liabilities Survey must have been complied with for the transactions involved.
4)	The company falls within one of the following situations and fulfills all the conditions stipulated in each case:

(a)	The distributable profits arise from net income reported in regular, audited annual financial statements for fiscal years beginning on or after January 1, 2025.
(b)	The client engages in an exchange and/or arbitration transaction with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL.
(c)	The client is a SPV adhered to the RIGI and the profits correspond to foreign direct investment contributions that fall under Section 14.2.2 of the Argentine Foreign Exchange Regulations, the client must present documentation that supports the definitive capitalization of the contribution. In this case, the client must present documentation that supports the definitive capitalization of the contribution.
(d)	Records direct investment contributions settled as of January 17, 2020. In which case, (i) the total amount of transfers made in the Foreign Exchange Market for the payment of dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that have entered and been settled through the Foreign Exchange Market as of January 17, 2020, (ii) access will only be granted after the expiration of a term of not less than 30 calendar days as from the settlement date of the last capital contribution taken into account to determine the aforementioned 30% capital cap, and (iii) the definitive capitalization of the capital contributions must be accredited or, failing that, the filing of the registration procedure of the capital contribution with the Public Registry must be evidenced. In this case, the accreditation of the definitive capitalization must be made within 365 calendar days following the date of the initial filing with the Public Registry.
(e)	Profits generated in projects under the Plan GasAr 2020-2024. In this case, (i) the profits generated by the foreign direct investment contributions entered and settled through the Foreign Exchange Market as from November 16, 2020, applied to the financing of projects framed within the Plan GasAr 2020-2024. If the client is a direct beneficiary of Decree No. 277/2022, the value of the benefits of the decree used by the client, directly or indirectly, shall be deducted from the amount allowed in the preceding paragraph, (ii) the access to the Foreign Exchange Market occurs no earlier than two years from the date of settlement in the Foreign Exchange Market of the contribution that allows the framing in this section, and (iii) the client must submit the documentation supporting the definitive capitalization of the contribution.
(f)	It has a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22)” issued under the provisions of section 3.17. of the Argentine Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.
(g)	The client must have a Certification of Increased Exports of Goods for the years 2021 to 2023, issued in accordance with Section 3.18 of the Argentine Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.

Other specific provisions

Swap and arbitrage transactions

 Financial institutions may carry out foreign exchange swap and arbitrage transactions not associated with the inflow of foreign currency from abroad in the following cases with their clients:

(i)	An individual transfers funds from his local accounts (which are already in foreign currency) to his own bank accounts outside of Argentina.
(ii)	The transfer of foreign currency abroad by local common depositaries of marketable securities in connection with income received in foreign currency on account of principal and interest services on Argentine Treasury bonds or Central Bank bonds when such transaction is part of the payment procedure at the request of foreign common depositaries.
(iii)	Transfers of foreign currency abroad to make payments for imports of goods and services under Sections 10.10.2.13., 10.10.2.14 and 13.3.9. of the Foreign Exchange Regulations, from foreign currency funds deposited in local financial institutions.
(iv)	Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution. To the extent that the funds are not debited from a foreign currency account held by the customer, these transactions may be carried out by individuals, without the prior approval of the Central Bank, up to the amount allowed for the use of cash under Sections 3.8., 3.9. and 3.13. of the Argentine Foreign Exchange Regulations.
(v)	Exchange and arbitrage transactions with funds deposited in a local account and originating from capital and interest payments in foreign currency from BOPREAL bonds, provided that the applicable requirements are met, intended for: (a) Payment of commercial debts for imports of goods with customs entry registration up to December 12, 2023, eligible under Section 4.4 of the Foreign Exchange Regulations; (b) Payment of commercial debts for services rendered or accrued up to December 12, 2023, eligible under Section 4.5 of the Foreign Exchange Regulations; (c) Payment of debts with non-resident shareholders for eligible profits and dividends under Section 4.6.1 of the Foreign Exchange Regulations; (d) Repatriation of portfolio investments of non-residents originating from profits and dividends received in Argentina since September 1, 2019, from the distribution determined by the shareholders' meeting based on closed and audited financial statements, eligible under Section 4.6.2 of the Foreign Exchange Regulations; (e) Payment of principal and compensatory interest on debts with affiliated counterparties that were eligible in accordance with Section 4.7. of the Foreign Exchange Regulations.
(vi)	All other exchange and arbitrage transactions may be conducted by clients without the prior approval of the Central Bank, provided that, when executed as individual transactions involving Argentine pesos, they can be carried out without such approval in accordance with the applicable Foreign Exchange Regulations. This also applies to local custodians of securities regarding foreign currency income received as payments of principal and interest on foreign currency securities paid in Argentina.

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

Securities transactions

 CNV Rules establish a minimum holding period of 1 business day counted as of its accreditation at the Central Depository Agent of Negotiable Securities (Agente Depositario Central de Valores Negociables) applicable only to clients who are not considered resident individuals in Argentina for:

(a)	sales of securities with settlement in foreign currency, regardless of jurisdiction or issuance law, to the extent that the purchase of said securities has been made with Argentine Pesos;
(b)	transfers of securities acquired with settlement in local currency to foreign depository entities, regardless of their issuance law, unless their accreditation (i) results from a primary placement of securities issued by the National Treasury or by BOPREAL issued by the BCRA, (ii) refers to transactions under section 3.16.3.6(v) and the second paragraph of section 4.7.2. of the Argentine Foreign Exchange Regulations, or (iii) refers to Argentine shares and/or CEDEARs traded in markets regulated by the CNV.

(c)	applying securities from foreign depository entities to transactions with settlement in foreign currency.

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

Pursuant to currently applicable CNV Rules, prior to executing or registering any of the securities trade set forth in Sections 3.16.3.1. and 3.16.3.2. of the Argentine Foreign Exchange Regulations in CNV-authorized markets, local brokers must:

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

The aforementioned trade restrictions do not apply, among others, to BOPREAL acquired in primary bidding and to the sale of securities with settlement in foreign currency and in the local jurisdiction previously acquired in Argentine pesos by individual or corporate resident clients with funds from UVA mortgage loans. These clients must be granted the funds by financial entities authorized to act as such under terms of Law No. 21,526. Furthermore, the proceeds from these sales must be applied to the purchase of real estate in Argentina within the framework of the aforementioned credits. They are also not applicable to outbound transfers to foreign depositary entities involving: (i) securities issued with a full or partial amortization schedule no shorter than two years from their issuance date; and/or (ii) securities issued by the National Treasury with a full or partial amortization schedule no shorter than one hundred eighty (180) calendar days from their issuance date; provided that, in all cases, such securities have been previously credited to the client’s account as a result of a primary issuance or bidding process, and only up to the nominal amount so subscribed in the relevant issuance. In addition, the restrictions do not apply to transfers carried out in accordance with the provisions of Sections 3.16.3.6.v) and 4.7.2, second paragraph, of the Argentine Foreign Exchange Regulations.

Central Bank information regimes

External Assets and Liabilities Survey

On December 28, 2017, the BCRA replaced the information regimes established in Communications “A” 3,602 and “A” 4,237 with Communication “A” 6,401 (as subsequently supplemented and amended by Communications “A” 6795 and 8304), a unified regime applicable from December 31, 2017 (the “External Assets and Liabilities Survey”).

For submissions covering the first quarter of 2020 through the fourth quarter of 2025 inclusive, the External Assets and Liabilities Survey is governed by the following rules:

a.	All legal entities or individuals with external liabilities at the end of any calendar quarter, or who repaid such liabilities during that quarter, must submit the External Assets and Liabilities Survey.

b.	Declarants whose total external assets and liabilities at year-end equal or exceed US$50 million must file an annual report, which may supplement, confirm, or correct the quarterly submissions. Filing the annual report is optional for other entities or individuals.

Starting with the first quarter of 2026, the Survey of External Assets and Liabilities will follow these rules:

a.	Primary Sample: Legal entities or individuals with total external assets and liabilities of US$10 million or more at the end of any quarter must submit a quarterly report.

i.	If a declarant belongs to the primary sample in any quarter, they remain in the primary sample for the entire calendar year.
ii.	If a declarant no longer has external liabilities, they must still file a report for the quarter in which the liabilities were canceled.
iii.	Primary sample entities are not required to submit quarterly income statements but must file a simplified annual report including only investor-related forms and statements of income, changes in equity, and balance sheet.

b.	Secondary Sample: Legal entities or individuals with total external assets and liabilities of less than US$10 million at the end of a quarter.

i.	If this condition persists through every quarter of the year, only an annual report is required.
ii.	If, in any quarter, external assets or liabilities equal or exceed US$10 million, the declarant moves to the primary sample and must comply with primary sample reporting requirements.
iii.	If the declarant ceases to have external liabilities, they must file the annual report for that year to reflect the cancellation.

To be eligible for the secondary sample, the declarant must not have debts equal to or exceeding the threshold in other BCRA-related surveys at the end of the reference quarter. Entities may not charge fees for reporting reductions in such debts without access to the foreign exchange market.

Access to the Foreign Exchange Market for the repayment of foreign financial debt and other transactions is contingent upon the debtor’s compliance with the External Assets and Liabilities Survey. See “—Specific provisions on outflows through the Foreign Exchange Market— Payments for debt securities subscribed abroad and external financial indebtedness with foreign entities.”

Criminal Foreign Exchange Regulations

The Argentine Foreign Exchange Regulations establish that transactions that do not comply with the exchange regulations established by the Argentine Foreign Exchange Regulations will be subject to the Argentine Criminal Foreign Exchange Regulations (Law No. 19,359 and amendments).

For further information on the exchange control restrictions and regulations in force, you should consult your legal advisors and read the applicable rules mentioned in this document, as well as their amendments and complementary regulations, which are available on the website: http://www.infoleg.gob.ar/ or on the BCRA’s website: https://www.bcra.gob.ar/, as applicable. The information contained in, or accessible from, these websites is not part of this annual report and is not deemed to be incorporated herein.

Anti-Money Laundering and Anti - Bribery

Anti-Money Laundering, Terrorism Financing and Proliferation of Weapons of Mass Destruction Financing Regime

The concept of Money Laundering (“ML”) is generally used to denote transactions aimed at introducing funds from illicit activities into the institutional system and thus transform gains from illegal activities into assets of a seemingly legitimate source.

Terrorist Financing (“TF”) is the act of providing funds for terrorist activities. This may involve funds raised from legitimate sources, such as personal donations and profits from businesses and charitable organizations, as well as from criminal sources, such as drug trade, weapons and other goods smuggling, fraud, kidnapping and extortion.

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

On April 13, 2000, the Argentine Congress passed Law No. 25,246, subsequently amended and complemented, (the “AML/CTf/CPF Law”), which created at the national level the Anti- Money Laundering, Counter-Terrorism Financing and Counter-Proliferation of Weapons of Mass Destruction Financing Regime (“AML/CTF/CPF Regime”), criminalizing money laundering, creating and designating the Financial Intelligence Unit (“UIF” for its acronym in Spanish) as the enforcement authority of the regime, while also imposing legal obligations on certain public and private sector entities and professionals (the “Reporting Entities”) to report and cooperate with the UIF.

The UIF is a decentralized agency that operates with autonomy and financial independence under the Ministry of Justice, and its mission is to prevent and deter the crimes of ML, FT and PF.

The following are certain provisions relating to the AML/CTF/CPF Regime established by the Argentine Criminal Code, the AML/CTF/CPF Law and its amending and complementary provisions, including regulations issued by the UIF. It is recommended that investors consult their own legal advisors and read the AML/CTF/CPF Law and its complementary regulations.

Money laundering and terrorist financing in the Argentine Criminal Code

(a)	Money laundering

Section 303 of the Argentine Criminal Code (the “ACC”) defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, acquires, conceals or in any other way puts into circulation in the market assets or other property derived from an unlawful act, with the possible consequence that the original assets or of any assets derived therefrom acquires the appearance of a lawful origin. Section 303 of the ACC establishes the following penalties:

(i) If the amount of the operation exceeds 150 Minimum Living and Mobile Wages (“MLMW”), calculated at the time the acts are committed, whether in a single act or by the repetition of various related acts (as of January 20, 2026, each MLMW amounts to ARS 334,800), the penalty shall be imprisonment for a term of three (3) to ten (10) years and fines of two (2) to ten (10) times the amount of the operation. This penalty will be increased by one third of the maximum and half of the minimum, when:

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

(ii) Anyone who receives assets or other property from a criminal offense for the purpose of applying them in an operation as described above, with the possible result of giving them the appearance of a lawful origin, shall be punished with imprisonment for a term of six (6) months to three (3) years.

(iii)       If the value of the assets does not exceed 150 MLMW, the penalty shall be a fine of five (5) to twenty (20) times the amount of the operation.

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

(i) fine of two (2) to ten (10) times the value of the assets subject to the offense;

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

(v) loss or suspension of any State benefits that it may have;

(vi) publication of an extract of the convicting sentence at the expense of the legal entity.

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

(c)	Terrorism financing and Proliferation financing

Section 306 of the ACC criminalizes the financing of terrorism and the financing of the proliferation of weapons of mass destruction. These offenses are committed by anyone who, directly or indirectly, collects or provides property or assets, from lawful or unlawful sources, with the intention of it being used, or in the knowledge that it will be used, in whole or in part:

(i) to finance the commission of acts which have the aim of terrorizing the population or compelling national public authorities or foreign governments or agents of an international organization to perform or refrain from performing an act (as defined in Section 41 quinquies of the ACC);

(ii) by an organization committing or attempting to commit crimes for the purpose set out in (i);

(iii)      by an individual who commits, attempts to commit or participates in any way in the commission of crimes for the purpose set out in (i).

(iv)       to finance, for oneself or for a third party, the travel or logistics of persons and/or things to a State other than that of his residence or nationality, or within the same national territory for the purpose of perpetrating, planning, preparing or participating in crimes for the purpose set out in (i).

(v)        to finance, for oneself or for third parties, the provision or receipt of training for the commission of crimes for the purpose set out in (i).

(vi)       to finance the acquisition, preparation, manufacture, development, possession, supply, export, import, storage, transport, transfer, or in any way the use of nuclear, chemical, biological weapons of mass destruction, their delivery systems and related materials, including dual-use technology and goods to commit any of the offenses set forth in the ACC or in international conventions. Any person who prepares, produces, manufactures, develops, possesses, supplies, exports, imports, stores, transports, transfers, uses, or in any way proliferates, increases, reproduces or multiplies the above-mentioned weapons of mass destruction, their means of delivery and related materials intended for their preparation, shall also be punished by the same term of imprisonment and fine.

The penalty is imprisonment for a term of five (5) to fifteen (15) years and a fine of two (2) to ten (10) times the amount of the operation. Likewise, the same penalties shall apply to legal persons as described for the crime of money laundering.

The offenses described above are punishable regardless of whether the underlying offense financed is actually committed and, if committed, even if the assets or funds are not ultimately used for its commission.

If the penalty applicable to the offense that is financed or intended to be financed is lower than the penalty provided for in this Section, the penalty applicable to such offense shall apply.

These provisions shall apply even if the offense financed or intended to be financed is committed outside the territorial scope of application of the ACC, or, in the cases described in (ii) and (iii), if the organization or individual is located outside Argentine territory, provided that the conduct is also punishable in the relevant jurisdiction.

Reporting Entities required to report and cooperate with the UIF

The AML/CFT/CPF Law, in line with international AML/CTF/CPF standards, not only designates the UIF as the agency in charge of preventing ML/TF/PF but also establishes certain obligations to various public and private sector entities and individuals, which are designated as Reporting Entities (“Sujetos Obligados”), which are legally bound to report and cooperate with the UIF.

Pursuant to Section 20 of the AML/CTF/CPF Law, the following, among others, are considered Reporting Entities before the UIF:

(i)	banks, financial entities and any other entities to which the Central Bank extends such regime;
(ii)	exchange agencies and natural or legal persons authorized by the Central Bank to intervene in foreign exchange transactions;
(iii)	remittance companies;
(iv)	cash-in transit companies;

(v)	issuers, operators and providers of collection and/or payment services; non-financial credit providers;
(vi)

capital market participants registered or authorized by the CNV as trading agents, settlement and clearing agents and other intermediaries performing equivalent functions; placement and distribution agents acting in the placement of mutual funds or other collective investment products authorized by the CNV; global investment advisors; entities responsible for opening client files and identifying clients’ AML/CTF/CPF risk profiles; financial trustees acting in publicly offered financial trusts authorized by the CNV; and crowdfunding platforms and other legal persons authorized by the CNV to operate collective financing systems through web portals or similar means;

(vii)	insurance and reinsurance companies authorized by the Superintendence of Insurance of the Nation;
(viii)	virtual asset service providers;
(ix)	public registers, and the corresponding representative bodies for the supervision and control of legal persons, land registers, motor vehicle registers, shipping registers of all kinds and aircraft registers; government organizations such as the Central Bank, the Customs Collection and Enforcement Agency (“ARCA”) , the Superintendence of Insurance of the Nation (“SSN”), the CNV and the Company’s Public Registry (“IGJ”); and
(x)	lawyers, public accountants and public notaries, solely when, in the name of and/or on behalf of their clients, they prepare or carry out transactions relating to the activities expressly listed in Section 20 of the AML/CFT/CPF Law, subject to professional secrecy limitations.

Pursuant to Section 21 of the AML Law, Reporting Entities have the following obligations, among others:

(i)	Customer due diligence (“CDD”), including obtaining from clients’ documents that indisputably prove their identity, legal status, domicile and other information, obtaining information on the purpose and nature of the business relationship, identifying beneficial owners and taking reasonable measures to verify their identity;

(ii)	Ongoing CDD and transaction monitoring, consisting of conducting continuous due diligence of the commercial, contractual, economic and/or financial relationship and establishing monitoring rules to examine transactions throughout the relationship, in order to ensure that they are consistent with the reporting entity’s knowledge of the customer, its activity and risk profile, including, where appropriate, the source of funds;

(iii)	Risk management, including identifying, assessing and managing ML/FT/CPF risks associated with customers, products, services, transactions, distribution channels and geographic areas, and implementing appropriate mitigation measures;

(iv)	Suspicious transaction reporting, consisting of promptly reporting to the UIF any suspicious transaction or attempted transaction related to ML/TF/PF, regardless of the amount involved;

(v)	Confidentiality and prohibition of tipping-off, including refraining from disclosing to clients or third parties any reports made to, or actions taken by, the UIF, and providing information to the UIF notwithstanding banking, professional or contractual secrecy obligations;

(vi)	Internal policies and governance, including documenting AML/CTF/CPF prevention procedures, adopting internal manuals, assigning functional responsibilities, designating compliance officers and ensuring oversight by the governing body, all under a risk-based framework;

(vii)	Registration as reporting entities and full cooperation with the UIF with information requests made by the UIF and other competent authorities;

(viii)	Record-keeping obligations, including retaining, for a minimum period of ten (10) years, records relating to CDD measures, client files, business correspondence and domestic and international transactions, in a manner that allows for the reconstruction of individual transactions.

These obligations are supplemented by sector-specific UIF resolutions that establish more detailed and targeted requirements depending on the activity performed by each Reporting Entity. By way of example, Reporting Entities operating in the financial sector are subject to UIF Resolution No. 14/2023 as amended by Resolution 199/2024, while those operating in the capital markets are subject to UIF Resolution No. 78/2023, which set forth more granular rules on matters such as customer due diligence, ongoing monitoring, internal controls and risk mitigation measures.

In addition, the UIF has issued resolutions of general application addressing specific risk factors applicable across all sectors. For example, UIF Resolution No. 35/2023 establishes obligations for reporting entities in relation to politically exposed persons (“PEPs”), while UIF Resolution No. 112/2021 sets forth rules for the identification and verification of beneficial owners. Overall, this framework follows a risk-based approach aligned with FATF recommendations, requiring reporting entities to identify, assess and mitigate their ML/TF/PF risks through proportionate measures.

Within their respective regulatory frameworks, the relevant sectoral authorities, such as the CNV and the Central Bank of Argentina, also issue rules applicable to their regulated entities that reflect and operationalize AML/CFT/CPF requirements established by the UIF. In this context, the CNV regulations stipulate, among other provisions, that the Reporting Subjects under its control shall only perform the operations provided for under the public offering system when these operations are performed or ordered by persons constituted, domiciled or resident in countries, domains, jurisdictions, territories or associated states not considered to be non-cooperative or high risk by the FATF. Similarly, they establish payment modalities and control procedures for the reception and delivery of funds from and to clients.

Asset Freezing Regime and Terrorism Financing/Proliferation Financing Reporting Regime

Executive Decree No. 918/2012, as amended, establishes the legal framework and procedures for the reporting of transactions linked to TF/PF, as well as for the freezing of assets related to such activities.

In this context, UIF Resolution No. 207/2025 and 3/2026, regulate the implementation of Executive Decree No. 918/2012 and establish, among other matters: (i) the obligation for Reporting Entities to verify clients are not listed in TF/PF associated lists, including designated by the United Nations Security Council pursuant to Resolution No. 1267 (1999), 1718 (2006), 1737 (2006) or linked to criminal actions under Section 306 of the Argentine Criminal Code; (ii) the procedures for reporting suspicious transactions of TF/PF; and (ii) the administrative procedures applicable to the freezing of assets of natural or legal persons or entities related to TF/PF.

For purposes of facilitating compliance with these obligations, Executive Decree No. 489/2019 created the Public Registry of Persons and Entities Linked to Acts of Terrorism and Its Financing (Registro Público de Personas y Entidades vinculadas a actos de Terrorismo y su Financiamiento), a national public registry that consolidates the relevant United Nations Security Council designations and persons or entities linked to terrorism-related offenses under Argentine law. As of January 2026, this registry does not include designations or lists specifically related to the PF.

Supervision and Administrative Enforcement

The UIF is vested with supervisory and enforcement powers over Reporting Entities and may monitor compliance with AML/CFT/CPF obligations, conduct inspections and request information. In sectors subject to specific regulatory oversight, the UIF carries out its supervisory functions with the assistance of the relevant specific control authorities (“órganos de contralor específico”). In particular, the Central Bank of Argentina assists the UIF with respect to reporting entities in the financial sector, and the National Securities Commission (CNV) assists the UIF with respect to reporting entities operating in the capital markets.

Reporting entities are subject to administrative sanctions under the AML/CFT/CPF Law for failures to comply with applicable obligations. The UIF is empowered to impose such sanctions following an administrative proceeding. Administrative sanctions may include fines, warnings, publication of sanctions and the disqualification of the compliance officer for a limited period. Administrative liability may extend to both the reporting entity and the members of its management body and is subject to a statute of limitations of five (5) years.

Anti-Bribery and Anti-Corruption Regime

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

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of any distribution of cash or property with respect to common shares or ADSs (including any amount withheld in respect of Argentine withholding taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S. Holder’s taxable income as ordinary dividend income on the day on which the holder receives the dividend, in the case of common shares, or the date the ADS Depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the common shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will generally be taxed as capital gain recognized on a sale or exchange.

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

Our ADSs are listed on the NYSE, and our ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed and remain so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 or 2025 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Argentine withholding tax on dividends paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and final U.S. Treasury Regulations (“Final FTC Regulations”) have imposed additional requirements that must be met for a foreign tax to be creditable, and we do not intend to determine whether such requirements will be met in case Argentine taxes are withheld from dividends. However, notices from the IRS (the “Notices”) indicate that the U.S. Treasury and the IRS are considering proposing amendments to the Final FTC Regulations and allowing taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). If the Argentine tax on dividends is not a creditable tax or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Argentine tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes, subject to applicable limitations.  Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex and evolving rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Passive Foreign Investment Company

Special tax rules apply to U.S. Holders if we are a PFIC. In general, we will be a PFIC in a particular taxable year if, after applying certain look-through rules, either 75 percent or more of our gross income for the taxable year is passive income, or 50 percent or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 or 2025 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. The determination of whether we are a PFIC for any taxable year depends on the classification of our income and assets, our cash position and the nature of the activities performed by our officers and employees. Because this determination is made annually, it is possible that we may become a PFIC for the current taxable year or for any future taxable year due to changes in the composition of our income or assets.

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

Income tax

Taxation on dividends

According to the Argentine Income Tax Law (“Income Tax Law”), taxation applicable on the distribution of dividends from Argentine companies would be as follows:

•	No Argentine income tax withholding would be levied on dividends paid on our Class D shares or ADSs derived from profits earned during tax periods beginning up to December 31, 2017, whether disbursed in cash, property or other equity securities, except where the equalization tax applies (the “Equalization Tax”). The Equalization Tax applies to dividends that exceed the “net accumulated taxable income” from the immediate prior fiscal period at the time of distribution, as determined by the Income Tax Law. The Equalization Tax would be imposed at a 35% rate such excess . It is considered a final tax and does not apply if dividends are paid in shares (“acciones liberadas”) instead of cash. If applicable, we are responsible for withholding this tax.

•	Dividends originated in profits obtained during fiscal years initiated as of January 1, 2018, on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding as a single and definitive payment on the amount of such dividends (“Dividend Tax”). However, if dividends are distributed to Argentine entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina, among others), no Dividend Tax would apply. In addition, Equalization Tax is not applicable for dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018.

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

Argentine entities are subject to income tax on the net income from the sale, exchange or other disposition of shares through a progressive tax rate system, ranging from 25% to 35% determined based on the taxpayer’s net accumulated taxable income. The applicable scales for fiscal periods commencing on January 1, 2026, are as follows: (i) net taxable income accumulated up to Ps. 133,514,185.74 will be subject to a rate of 25%; (ii) net taxable income accumulated over Ps. 133,514,185.74 up to Ps. 1,335,141,857.38 will incur a payment of Ps. 33,378,546.43 plus 30% on the excess over Ps.133,514,185.74; and (iii) net taxable income accumulated over Ps. 1,335,141,857.38 will be subject to a payment of Ps. 393,866,847.93 plus 35% on the excess over Ps. 1,335,141,857.38.

Losses arising from the sale of shares and ADSs can only be offset against income derived from the same type and source of operations for a five-year carryover period.

Argentine resident individuals and undivided estates enlocated in Argentina are exempt from income tax on income derived from the sale, exchange or other disposition of shares and other securities when (i) shares placed through a CNV-authorized public offering; (ii) shares traded on CNV-authorized stock markets with segments ensuring priority of price-time and interference of offers; and/or (iii) the sale, exchange or other disposition of shares through CNV-authorized tender offer regimes and/or share exchanges.

Argentine resident individuals and undivided estates located in Argentina are exempt from capital gains tax on the sale, exchange, or disposal of securities falling under the provisions of Article 98 of the Income Tax Law, not included in the first paragraph of article 26 subsection u) of the Income Tax Law. This exemption applies as long as said securities are listed on CNV-authorized stock exchanges or securities markets, without the application of article 109 of the Income Tax Law.

In case the above exemptions are not applicable income obtained by Argentine resident individuals and undivided estates located in Argentina derived from the sale, exchange, or other disposal of shares and ADSs is subject to a 15% capital gains tax on net income, which is calculated in Argentine pesos. The acquisition cost may be adjusted based on the CPI inflation index rate published by the INDEC, to the extent that the equity participation has been acquired after January 1, 2018. Losses arising from the sale of non-exempt Argentine shares and ADSs can only be offset by Argentine individuals and undivided estates located in Argentina against income derived from operations of the same source and type, for a five-year carryover period.

If Argentine resident individuals and undivided estates located in Argentina: (a) convert non-exempt ADSs into shares eligible for exemption; or (b) convert non-exempt shares into exempt securities representing shares, such conversion will be taxed on the fair market value at the time of the conversion. Upon completion of the conversion, the results obtained from any subsequent sale, exchange, swap or any other disposition of the underlying shares or securities representing shares would be exempt from income tax, provided that the conditions specified in points (i), (ii) and/or (iii) of the paragraph above are satisfied.

Non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are exempt from income tax derived from the sale of Argentine shares in the following situations: (i) when the shares are placed through a CNV-authorized public offering; (ii) when shares are traded on CNV-authorized stock markets, with segments that ensure priority of price-time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through CNV-authorized tender offer regimes and/or share exchanges. The exemption applies to the extent the Foreign Beneficiaries do not reside in a “non-cooperative jurisdiction” (as defined in “Incoming funds arising from non-cooperative or low or nil tax jurisdictions”) nor their funds do not come from “non-cooperative jurisdictions”.

Foreign Beneficiaries are also exempt from capital gains resulting from the sale, exchange or other disposition of ADSs provided that they do not reside in a “non-cooperative jurisdiction” and/or their funds are not channeled through “non-cooperative jurisdictions”, and that the underlying shares are authorized for public offering by the CNV.

If the foregoing exemptions do not apply because Foreign Beneficiaries reside in a “non-cooperating jurisdiction” or because the invested funds originate from a “non-cooperating jurisdiction”, any capital gains arising from the sale or other disposition of Class D shares or ADSs will be subject to Argentine income tax at an effective rate of 31.5% on the gross sale price.

Where the exemption does not apply for reasons other than those set forth above, and provided that the Foreign Beneficiaries are neither resident in nor channel their funds through a "non-cooperating jurisdiction", capital gains derived from the disposition of ADSs shall be subject to Argentine income tax at a rate of 15% on the net capital gain or, at the taxpayer's election, at an effective rate of 13.5% on the gross sale price.

ARCA General Resolution No. 4,227/2018 regulates the mechanism to pay the corresponding income tax, when applicable.

If Foreign Beneficiaries undergo a conversion process of shares not eligible for the exemption into securities representing shares that are exempt from income tax, such conversion would be treated as a taxable transfer of shares. The taxable value is determined based on their fair market value at the time of the conversion.

Holders are encouraged to consult a tax advisor as to the Argentine income tax consequences derived from holding and disposing of Class D shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Personal assets tax

Argentine resident individuals and undivided estates located in Argentina, foreign individuals and undivided estates and foreign entities are subject to personal assets tax of 0.5% of the value of any shares issued by Argentine entities governed by the Argentine Corporations Act No. 19,550, held as of December 31 of each year. This tax is imposed on Argentine issuers of such shares, such as us, who assume responsibility for paying this tax on behalf of the relevant shareholders. The tax is calculated based on the proportional net worth value (“valor patrimonial proporcional”) of the shares, derived from the latest consolidated financial statements on December 31 of each year. According to the Argentine Personal Assets Tax Law (“Personal Assets Tax Law”), we are entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.

It is recommended that potential investors consult a tax advisor regarding the specific tax consequences under the Personal Assets Tax arising from the ownership of Class D shares and, if applicable, ADSs

.

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

The account holder may use up to 33% of the amounts paid for tax on debits and credits in bank accounts for taxable events subject to the general rate of 0.6%, as well as those taxed at the rate of 1.2%, as a credit against other specific federal taxes. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%. Additionally, Law No. 27,264 establishes that 100% of the tax paid may be considered as a credit against income tax by entities that are characterized as “micro” and “small” and 60% of the tax paid by those entities related to the manufacturing industry that are characterized as “medium - stage 1-” by means of Article 1 of Law No. 25,300 and its complementary ones.

Tax on debits and credits in bank accounts has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3,250 of the BCRA) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the tax authority (ARCA) in accordance with AFIP General Resolution No. 3,900/2016.

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

Regimes for the collection of provincial tax revenues on the amounts credited to bank accounts

Different Argentine tax authorities have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the gross turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders of Class D shares and ADSs shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

Estate and gift tax

There are no federal inheritance or succession taxes applicable to the ownership, transfer or other disposition of our Class D shares or ADSs.

At a provincial level, Buenos Aires Province has imposed a tax on gratuitous transfer of assets, including inheritance, legacies, donations, etc.

Regarding the fiscal year 2026, gratuitous transfers of assets are exempt from this tax when their total amount, without including deductions, exemptions, and exclusions, is equal to or less than Ps.5,606,568, or Ps.23,343,337 in the case of parents, children, and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.603% to 9.513% in tax period 2026), varies according to the property value to be transferred and the degree of kinship of the parties involved. The transfer of Class D shares or ADSs among residents of the Buenos Aires Province shall be subject to this tax if other applicable conditions are met.

Regarding the existence of taxes on the free transmission of assets in the remaining provincial jurisdictions, the analysis must be carried out taking into consideration the legislation of each province in particular.

Court tax

In the event that it becomes necessary to institute enforcement proceedings in relation to our Class D shares and ADSs in the Argentine federal courts or the courts sitting in the City of Buenos Aires, a court tax (in general at a rate of 3.0% or 1.5%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before provincial courts.

Incoming funds arising from non-cooperative or low or nil tax jurisdictions.

According to Article 82 of Law No. 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Article 19 and Article 20 of the Income Tax Law.

As defined under Article 19 of the Argentine Income Tax Law, non-cooperative jurisdictions are those countries or jurisdictions that do not have an agreement in force with the Argentine Government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative jurisdictions. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Government has committed. The Argentine Government published a list of the non-cooperative jurisdictions based on the criteria above, currently included in art 24 of the Regulatory Decree of the Income Tax Law.

In turn, “low or nil tax jurisdictions” are defined as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate income tax rate is lower than 60% of the minimum corporate income tax rate established in the first paragraph of Article 73 of the Income Tax Law.

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

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the United Arab Emirates, the United Kingdom, Turkey and Uruguay (through an information exchange treaty that contains clauses for avoidance of double taxation). Tax treaties between Argentina and Austria, Japan and Luxemburg have been signed, but the treaties have not yet been ratified by their respective governments. There is currently no tax treaty or convention in effect between Argentina and the United States. However, an international administrative agreement for the exchange of information between the Argentine tax administration (“ARCA”) and the United States tax administration (Internal Revenue Service, “IRS”) is currently in force.

The "Multilateral Convention to Implement Tax Treaty-Related Measures to Prevent Base Erosion and Profit Shifting" (“MLI”), under the Organization for Economic Co-operation and Development (“OECD”) framework has been approved by Law No. 27,788 and ratified by Argentina on September 29, 2025. The MLI will apply to certain taxable events occurring on or after January 1, 2026. This circumstance could alter enforcement of tax treaties to avoid double taxation concluded by Argentina with other nations that have also signed the MLI.

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

We are required to file consolidated financial statements and other periodic reports with the CNV as a public company in Argentina. Investors can access our historical consolidated financial statements published in Spanish on the CNV’s website at www.cnv.gob.ar. The information found on the CNV’s website is not a part of this annual report. Investors are cautioned not to place undue reliance on our consolidated financial statements or other information not included in this annual report.

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

Interest Rate Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2025.

Interest rate sensitivity

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2025.

Foreign Currency Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2025.

Foreign currency sensitivity

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2025.

Price Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2025.

Credit Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2025.

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

We are entitled to receive payments from CAMMESA under the Spot Sales within 42 days after the date of billing. In previous years, due to regulatory conditions in Argentina’s electric power sector that affected the profitability and economic viability of power utilities, certain WEM agents defaulted on their payments to CAMMESA, which adversely affected CAMMESA’s ability to meet its payment obligations to electric power generators, including us. As a consequence, in the past, we have seen CAMMESA pay more than 90 days after month-end, rather than the required 42 days after the date of billing. Such payment delays would result in higher working capital requirements than we would typically have to finance with our own financing sources. Since March 2024, CAMMESA has reduced payment delays, which now average 2 to 5 days after the expiration of the regulatory 42-day period.

Liquidity Risk

See Note 19 to our audited and consolidated Financial Statements for the period ended December 31, 2025.

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

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. Accordingly, we have received the following amounts from the depositary bank on the dates indicated below:

(i)	February 5, 2021: US$137,442.96;

(ii)	February 5, 2022: US$128,375.40; and

(iii)	October 19, 2023: US$186,992.90.
(iv)	March 10, 2025: US$704,800.65 (net amount received with respect to fiscal years 2024 and 2025)

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Our company, under the supervision and with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to 13a-15(e) of the Exchange Act, as of December 31, 2025.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon their evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance of achieving their control objectives.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. PS Cafayate S.R.L. became part of our consolidated subsidiaries during 2025 because of the performed acquisition. As permitted by the SEC Staff interpretive guidance for newly acquired businesses, our management excluded PS Cafayate S.R.L.  from the evaluation of internal control over financial reporting as of December 31, 2025. PS Cafayate S.R.L. represents 2.06% and 2.21% of our total and net assets, respectively, 0.77% and (0.35%) of revenues and net income,respectively, as reported in our Audited Consolidated Financial Statements for the year ended December 31, 2025.

PS Cafayate S.R.L. will be included in the scope of the internal control model for financial reporting in 2026 and their processes and controls will be included and certified in 2026.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on our assessment and those criteria, management believes that we maintained effective internal control over financial reporting as of December 31, 2025.

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

Item 16.B Code of Ethics

We have adopted a “Code of Business Conduct” (the “code”) designed to establish guidelines with respect to professional conduct, morals and employee performance. This code applies to all our directors, managers, heads and employees. The code is posted on our website at https://www.centralpuerto.com/en/corporate-governance-documents/. In 2018, the code was amended to comply with the requirements set forth in Argentine Law No. 27.401 (the “Corporate Criminal Liability Law”), which include that our employees shall act with due care while dealing with public sector officers or agencies on our behalf and shall avoid, at all times, circumstances that may be considered contrary to the public duties of such public sector officers, illicit enrichment of such public sector officers, bribery and influence-peddling, extortion and preparation of false balance sheets and reports. On March 9, 2018, our Audit Committee approved the amendment. In addition, we did not grant any waivers to the code during the year ended December 31, 2025.

Item 16.C Principal Accountant Fees and Services

Pistrelli, Henry Martin y Asociados S.A. (a member firm of Ernst & Young Global Limited) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2025, and 2024. The following tables sets forth the total amount billed to us and our subsidiaries for the indicated fiscal years (stated in the current measurement unit as of December 31, 2025):

	2025	2024
	(in thousands of Ps.)
Audit Fees	1,966,256	2,052,049
Tax Fees	132,579	98,084
Total	2,098,835	2,150,133

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

Tax fees are billed for professional services related to tax compliance and tax advice for fiscal years 2025 and 2024, respectively.

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

Consequently, 100% of the services and fees rendered by our principal accountants in 2025 were approved by the Audit Committee prior to their engagement to perform such work.

Item 16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

2022 Program. On October 13, 2022, the Board of Directors of the Company approved a share repurchase program authorizing the repurchase of the Company's own shares for a maximum aggregate amount of up to US$10,000,000 over a term of 180 calendar days (the "2022 Program"). The 2022 Program expired on April 11, 2023. Under the 2022 Program, the Group repurchased 252,034 shares with a par value of $1 per share for a total consideration of Ps. 254,501 thousand. In October 2025, all shares acquired under the 2022 Program were cancelled.

2023 Program. On August 24, 2023, the Board of Directors of the Company approved a new share repurchase program authorizing the repurchase of the Company's own shares for a maximum aggregate amount of up to US$10,000,000 over a term of 180 calendar days (the "2023 Program"). The 2023 Program expired on February 20, 2024. Under the 2023 Program, the Group repurchased 2,299,993 shares with a par value of $1 per share for a total consideration of Ps. 4,754,694 thousand. The deadline for the disposition of such shares, in accordance with the applicable provisions of the Capital Markets Law, expires on October 11, 2026.

2025 Program. On September 25, 2025, the Board of Directors of the Company approved a new share repurchase program, in accordance with applicable regulations, authorizing the repurchase of the Company's own shares for a maximum aggregate amount of up to US$ 20,000,000 over a period of 180 calendar days, subject to any renewal or extension thereof (the "2025 Program"). Under the 2025 Program, the repurchase process may be carried out by the Company and/or its subsidiaries, subject to a daily transaction limit of up to 25% of the average daily trading volume of the shares on the markets where they are listed, calculated on the basis of the preceding 90 trading days.

The maximum price payable per share under the 2025 Program is US$11 per ADR on the NYSE and up to Ps. 1,500 per share on BYMA. On October 23, 2025, the Board of Directors of the Company resolved to increase the maximum price on BYMA from Ps. 1,500 to Ps. 1,750 per share.

As of the date hereof, the Group has repurchased 2,756,000 shares with a nominal value of Ps. 1 per share under the 2025 Program for a total consideration of Ps. 3,762,901 thousand. The deadline for the disposition of such shares, in accordance with the applicable provisions of the Capital Markets Law, expires on October 17, 2028.

Accounting Treatment. All transactions carried out under the foregoing programs have been recorded as treasury share acquisitions in accordance with IAS 32 — Financial Instruments: Presentation and the applicable regulations of the CNV. Accordingly, the consideration paid for such shares has been recognized as a direct reduction of equity.

The table below describes the repurchases of equity securities we made during 2025:

Period	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or units)	(c) Total number of shares (or units) purchased as part of publicly announced plans programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the program (in US Dollars)
09/30/2025 – 10/01/2025	240,000	Ps. 1,239	240,000	17,899,742
10/01/2025 – 10/02/2025	200,000	Ps. 1,253	200,000	18,115,258
10/02/2025 – 10/03/2025	230,000	Ps. 1,217	230,000	18,291,401
10/03/2025 – 10/06/2025	112,000	Ps. 1,228	112,000	18,487,854
10/06/2025 – 10/07/2025	233,000	Ps. 1,195	233,000	18,584,434
10/07/2025 – 10/08/2025	265,000	Ps. 1,206	265,000	18,779,201
10/08/2025 – 10/09/2025	202,000	Ps. 1,210	202,000	19,002,814
10/09/2025 – 10/13/2025	280,000	Ps. 1,330	280,000	19,173,774
10/13/2025 – 10/14/2025	284,000	Ps. 1,330	284,000	19,436,039
10/14/2025 – 10/15/2025	284,000	Ps. 1,359	284,000	19,716,107
10/15/2025 – 10/16/2025	295,000	Ps. 1,422	295,000	17,595,823
10/17/2025 – 10/20/2025	131,000	Ps. 1,474	131,000	17,462,629

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

During 2025, we performed cyber incident management simulation exercises to test the processes of materiality assessment and cyber incident handling. The evaluation team, consisting of executives from the areas involved, convened and analyzed various scenarios of a hypothetical ransomware attack and its material impact on our organization.

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

Item 18. Financial Statements

Our Audited Consolidated Financial Statements are included in this annual report beginning at Page F-1.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1.	English translation of bylaws of Central Puerto S.A. (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 29, 2024).

2.1.	Amended and Restated Deposit Agreement among Central Puerto S.A., JPMorgan Chase Bank, N.A., as depositary and holders and beneficial owners of American Depositary Receipts (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 29, 2024).

2.(d).	Description of rights of the securities registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 25, 2025).

4.3.	Common Terms Agreement (the “Common Terms Agreement”), dated as of October 20, 2017, among CP La Castellana S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and the International Finance Corporation (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.4.	Amendment and Waiver to the Common Terms Agreement, dated as of December 22, 2017 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.5.	Loan Agreement, dated as of October 20, 2017, among CP La Castellana S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, and the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.6.	Loan Agreement, dated as of October 20, 2017, among CP La Castellana S.A.U. and the International Finance Corporation (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.7.	English translation of Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011, dated as of November 25, 2010, among the Secretariat of Energy of the Ministry of Federal Planification, Public Investment and Services, and the generators named therein (the “FONINVEMEM Arrangement for CVOSA”) (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.8.	English translation of Addendum No. 1 to the Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011, dated as of April 12, 2011, among the Secretariat of Energy of the Ministry of Federal Planification, Public Investment and Services, and the generators named therein (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.9.	English translation of Addendum No. 2 to the Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011, dated as of June 25, 2012, among the Secretariat of Energy of the Ministry of Federal Planification, Public Investment and Services, and the generators named therein (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.10.	English translation of Final Agreement for the Management and Operation of Projects for the Reconversion of the MEM Under the Scope of Resolution No. 1427/2004 Issued by the Secretariat of Energy, as dated October 17, 2005, among the Argentine Secretariat of Energy and the generators named therein (the “FONINVEMEM Arrangement for TJSM and TMB”) (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.12.	Common Terms Agreement, dated as of January 17, 2018, among CP Achiras S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and the International Finance Corporation (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.13.	Loan Agreement, dated as of January 17, 2018, among CP Achiras S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, and the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.14.	Loan Agreement, dated as of January 17, 2018, among CP Achiras S.A.U. and the International Finance Corporation (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

4.16.	Wind Farm Omnibus Amendment and Agreement, dated March 16, 2018, among CP Achiras S.A.U., the Inter-American Investment Corporation, the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and the International Finance Corporation (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 27, 2018).

4.18	Brigadier Lopez Power Plant transfer contract (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F/A (File No. 001-38376), filed with the Commission on April 29, 2020).

4.19	Loan Agreement, dated as of December 19, 2025, among Central Puerto S.A. and the International Finance Corporation.

8.1.	List of subsidiaries of Central Puerto S.A. as of the date of this annual report.

11.1.	Code of Ethics of Central Puerto S.A., as amended (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 27, 2018).
11.2	Insider Trading Policy of Central Puerto S.A. (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 25, 2025).

12.1.	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2.	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.2.	Consent of Vaisala, Inc. (incorporated by reference to Exhibit 23.5 of our registration statement on Form F-1 (File No. 333-222402), as amended, filed with the Commission on January 3, 2018).

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-38376), filed with the Commission on April 29, 2024).

101	XBRL Instance Document and related items.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAL PUERTO S.A.

By:	/S/ ENRIQUE TERRANEO
Name: Enrique Terraneo Title: Chief Financial Officer

Date: April 22, 2026.

250

252

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Central Puerto S.A.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Central Puerto S.A. (the Company) as of December 31, 2025, and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 22, 2026 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of property, plant and equipment and intangible assets

Description of the matter

As reflected in the Company´s consolidated financial statements, at December 31, 2025, the Company´s property, plant and equipment (“PP&E”) and intangible assets were Argentine pesos (“Ps.”) 2,345,654 million and Ps. 40,473 million, respectively.

As further described in Note 2.2.8 to the consolidated financial statements, PP&E and intangible assets are tested for impairment or impairment reversal when an existing event, or one that took place after year end, and provides additional evidence of conditions that existed at the end of the reporting period, indicates that the recoverable amount of the PP&E and/or intangible assets amounts may be affected. For each individual asset or cash generating unit (“CGU”) for which indicators of impairment or impairment reversal are identified, management estimates the recoverable amount of the asset or CGU, which is the higher of the fair value less costs to sell and its value in use, and compares it to the respective carrying amount. The value in use for the Company´s CGUs related to the Electric Power Generation from conventional and renewable sources operating segments was estimated based on discounted future cash flows, considering a significant assumption related to electricity revenues as well as assumptions related to operational costs, discount rates and macroeconomic variables such as inflation and exchange rates. The recoverable amount for gas turbines and land was estimated based on fair value less cost to sell.

During 2025, the Company recorded a Ps. 71,133 million and Ps. 1,877 million gain on impairment reversal on PP&E and intangible assets, respectively, related to the Luján de Cuyo combined cycle plant, the Terminal 6 San Lorenzo cogeneration unit, the Brigadier Lopez thermoelectric power plant, the Manque and La Genoveva wind farms, and the gas turbine stored in the facilities of the Nuevo Puerto power plant. Also, the Company recorded a Ps. 11,755 million and Ps. 305 million impairment charge on PP&E and intangible assets, respectively, related to the San Carlos solar park.

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

To test management´s impairment evaluation, our audit procedures included, among others, assessing the methodologies used by management, testing the significant and other assumptions described above and testing the completeness and accuracy of underlying data. For example, we compared the electricity revenues used by management with historical data, power purchase agreements, and current regulations as applicable. Additionally, we compared the other assumptions used by management, such as inflation and exchange rates, to current available economic trends data. We also assessed the historical accuracy of management’s estimates and tested the arithmetical accuracy of the discounted cash flows model. We involved our internal valuation specialists in the evaluation of the methodologies and assumptions related to inflation, exchange rates and discount rates used in the future cash flows prepared by management and in the evaluation of the assumptions used by management for the determination of the fair value less costs to sell. We also assessed the related disclosures in the consolidated financial statements.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

Member of Ernst & Young Global Limited

We have served as the Company’s auditor since 2002.

City of Buenos Aires, Argentina

April 22, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Central Puerto S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Central Puerto S.A.’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Central Puerto S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of PS Cafayate S.R.L. which is included in the 2025 consolidated financial statements of the Company and constituted 2.06% and 2.21% of total and net assets, respectively, as of December 31, 2025 and 0.77% and (0.35%) of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of PS Cafayate S.R.L.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Central Puerto S.A. as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes, and our report dated April 22, 2026 expressed an unqualified opinion thereon.

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

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

Member of Ernst & Young Global Limited

City of Buenos Aires, Argentina April 22, 2026

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME

		For the years ended December 31,
	Notes	2025	2024	2023
		ARS 000	ARS 000	ARS 000

Revenues	5	1,097,422,190	971,053,138	898,264,147
Cost of sales	6.1	(704,479,179)	(587,401,731)	(602,054,045)
Gross income		392,943,011	383,651,407	296,210,102

Administrative and selling expenses	6.2	(101,430,467)	(101,085,244)	(90,963,332)
Other operating income	7.1	129,747,106	165,304,546	680,945,993
Other operating expenses	7.2	(111,836,786)	(54,165,109)	(43,338,742)
Impairment Reversal (Impairment) of property, plant and equipment and intangible assets	2.2.8	60,950,354	(134,286,909)	126,029,102
Operating income		370,373,218	259,418,691	968,883,123
	2.1.2
Gain (Loss) on net monetary position		6,387,392	(24,793,947)	(362,411,869)
Finance income	7.3	125,498,842	154,337,361	659,454,202
Finance expenses	7.4	(243,562,018)	(225,750,640)	(1,022,034,987)
Share of the profit of associates	3	59,699,292	21,218,364	17,519,590
Result from investments in entities measured at fair value	20.5	134,631,734	3,306,136	—
Gain from bargain purchase	2.2.20	—	—	208,103,781
Income before income tax		453,028,460	187,735,965	469,513,840

Income tax for the year	8	(100,180,421)	(107,156,983)	(51,386,519)
Net income for the year		352,848,039	80,578,982	418,127,321

Attributable to:
– Equity holders of the parent		346,353,873	65,245,736	424,094,323
– Non-controlling interests		6,494,166	15,333,246	(5,967,002)
		352,848,039	80,578,982	418,127,321

Basic and diluted earnings per share (ARS)	9	230.61	43.42	282.24

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the years ended December 31,
	Notes	2025	2024	2023
		ARS 000	ARS 000	ARS 000

Net income for the year		352,848,039	80,578,982	418,127,321

Other comprehensive income (loss) for the year

Other comprehensive income (loss) not to be reclassified to income in subsequent periods

Remeasurement of results from long term employee benefits	14.3	432,522	2,125,803	(3,309,641)
Income tax related to remeasurement of results from long-term employee benefits	8	(151,383)	(744,031)	1,158,378
Total other comprehensive income (loss) not to be reclassified to income in subsequent periods		281,139	1,381,772	(2,151,263)

Total other comprehensive income (loss) for the year		281,139	1,381,772	(2,151,263)

Total comprehensive income for the year		353,129,178	81,960,754	415,976,058

Attributable to:
– Equity holders of the parent		346,673,535	66,416,420	421,943,060
– Non-controlling interests		6,455,643	15,544,334	(5,967,002)
		353,129,178	81,960,754	415,976,058

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	12-31-2025	12-31-2024
Assets		ARS 000	ARS 000
Non-current assets
Property, plant and equipment	11	2,345,654,169	2,128,288,137
Intangible assets	12	40,473,069	40,406,750
Biological assets		191,637,865	245,734,296
Investments in associates	3	28,597,156	143,745,558
Inventories	10	12,616,367	5,628,777
Other non-financial assets	14.1	11,510,998	904,000
Trade and other receivables	13.1	128,190,179	179,880,134
Other financial assets	13.6	184,566,743	19,682,130
Deferred tax asset	8	4,177,107	8,448,593
		2,947,423,653	2,772,718,375
Current assets
Biological assets		13,326,868	46,239,931
Inventories	10	28,256,203	28,688,660
Other non-financial assets	14.1	22,513,960	46,858,501
Trade and other receivables	13.1	320,407,780	286,393,805
Other financial assets	13.6	300,180,651	315,947,743
Cash and cash equivalents	15	37,680,683	5,054,635
		722,366,145	729,183,275
Total assets		3,669,789,798	3,501,901,650

Equity and liabilities
Equity
Capital stock		1,499,862	1,502,618
Adjustment to capital stock		559,576,397	704,836,334
Treasury shares		13,908	11,404
Adjustment to treasury shares		4,242,126	5,348,338
Cost of treasury shares		(8,536,133)	(5,009,195)
Legal reserve		142,339,738	139,404,563
Voluntary reserve		992,046,623	992,046,623
Other equity accounts		(47,993,780)	(48,765,112)
Voluntary reserve for future dividends distribution		575,633,604	511,596,571
Retained earnings		332,495,992	66,972,208
Equity attributable to holders of the parent		2,551,318,337	2,367,944,352
Non-controlling interests		64,799,571	82,949,790
Total equity		2,616,117,908	2,450,894,142

Non-current liabilities
Trade and other payables	13.2	—	887,828
Other non-financial liabilities	14.2	21,740,625	32,600,857
Loans and borrowings	13.3	348,936,328	302,578,668
Compensation and employee benefits liabilities	14.3	9,711,512	10,088,713
Provisions		9,490,649	2,955,996
Income tax payable – Payment plan		8,936,599	—
Deferred income tax liabilities	8	247,377,701	208,951,442
		646,193,414	558,063,504
Current liabilities
Trade and other payables	13.2	124,200,105	126,100,008
Other non-financial liabilities	14.2	55,889,270	40,272,573
Loans and borrowings	13.3	144,088,726	198,346,340
Compensation and employee benefits liabilities	14.3	43,560,463	44,559,355
Income tax payable	14.4	35,847,171	79,797,873
Provisions	17	3,892,741	3,867,855
		407,478,476	492,944,004
Total liabilities		1,053,671,890	1,051,007,508
Total equity and liabilities		3,669,789,798	3,501,901,650

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to holders of the parent

	Contributions from owners					Retained earnings

	Capital stock
	Face value	Adjustment to capital stock	Treasury shares	Adjustment to treasury shares	Cost of treasury shares	Legal reserve	Voluntary reserve	Other equity accounts	Voluntary reserve for future dividends distribution	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2025	1,502,618	704,836,334	11,404	5,348,338	(5,009,195)	139,404,563	992,046,623	(48,765,112)	511,596,571	66,972,208	2,367,944,352	82,949,790	2,450,894,142

Net income for the year	—	—	—	—	—	—	—	—	—	346,353,873	346,353,873	6,494,166	352,848,039

Other comprehensive income for the year	—	—	—	—	—	—	—	—	—	319,662	319,662	(38,523)	281,139

Total comprehensive income for the year	—	—	—	—	—	—	—	—	—	346,673,535	346,673,535	6,455,643	353,129,178

- Increase in legal reserve	—	—	—	—	—	2,935,175	—	—	—	(2,935,175)	—	—	—
- Increase in voluntary reserve for future dividends distribution	—	—	—	—	—	—	—	—	64,037,033	(64,037,033)	—	—	—

Transaction between relatied parties (Note 18)	—	—	—	—	—	—	—	771,332	—	(14,060,034)	(13,288,702)	(23,595,973)	(36,884,675)

Acquisition of treasury shares (Note 13.3.7)	(2,756)	(112,558)	2,756	112,558	(3,762,901)	—	—	—	—	—	(3,762,901)	—	(3,762,901)

Reduction in treasury shares (Note Note 13.3.7)	—	—	(252)	(118,202)	235,963	—	—	—	—	(117,509)	—	—	—

Spin-off of ECOGAS Group (Note 3.1)	—	(145,147,379)	—	(1,100,568)	—	—	—	—	—	—	(146,247,947)	—	(146,247,947)

Dividends distributed by a subsidiary (1)	—	—	—	—	—	—	—	—	—	—	—	(1,009,889)	(1,009,889)

As of December 31, 2025	1,499,862	559,576,397	13,908	4,242,126	(8,536,133)	142,339,738	992,046,623	(47,993,780)	575,633,604	332,495,992	2,551,318,337	64,799,571	2,616,117,908

	Attributable to holders of the parent

	Contributions from owners					Retained earnings

	Capital stock
	Face value	Adjustment to capital stock	Treasury shares	Adjustment to treasury shares	Cost of treasury shares	Legal reserve	Voluntary reserve	Other equity accounts	Voluntary reserve for future dividends distribution	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2024	1,502,618	704,836,334	11,404	5,348,338	(5,009,195)	118,199,847	992,046,623	(59,528,537)	210,038,398	424,025,554	2,391,471,384	62,309,327	2,453,780,711

Net income for the year	—	—	—	—	—	—	—	—	—	65,245,736	65,245,736	15,333,246	80,578,982

Other comprehensive income for the year	—	—	—	—	—	—	—	—	—	1,170,684	1,170,684	211,088	1,381,772

Total comprehensive income for the year	—	—	—	—	—	—	—	—	—	66,416,420	66,416,420	15,544,334	81,960,754

- Increase in legal reserve	—	—	—	—	—	21,204,716	—	—	—	(21,204,716)	—	—	—
- Increase in voluntary reserve for future dividends distribution	—	—	—	—	—	—	—	—	402,820,840	(402,820,840)	—	—	—

Dividends distribution	—	—	—	—	—	—	—	—	(101,262,667)	555,790	(100,706,877)	—	(100,706,877)

Transaction between relatied parties (Note 18)	—	—	—	—	—	—	—	10,763,425	—	—	10,763,425	5,253,635	16,017,060

Dividends distributed by a subsidiary (3)	—	—	—	—	—	—	—	—	—	—	—	(157,506)	(157,506)

As of December 31, 2024	1,502,618	704,836,334	11,404	5,348,338	(5,009,195)	139,404,563	992,046,623	(48,765,112)	511,596,571	66,972,208	2,367,944,352	82,949,790	2,450,894,142

	Attributable to holders of the parent

	Contributions from owners					Retained earnings

	Capital stock
	Face value	Adjustment to capital stock	Treasury shares	Adjustment to treasury shares	Cost of treasury shares	Legal reserve	Voluntary reserve	Other equity accounts	Voluntary reserve for future dividends distribution	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2023	1,504,918	704,836,334	9,104	5,348,338	(254,501)	109,707,068	1,391,645,363	(51,570,392)	—	168,493,629	2,329,719,861	1,766,382	2,331,486,243

Net income (loss) for the year	—	—	—	—	—	—	—	—	—	424,094,323	424,094,323	-5,967,002	418,127,321

Other comprehensive loss for the year	—	—	—	—	—	—	—	—	—	-2,151,263	-2,151,263	—	-2,151,263

Total comprehensive income (loss) for the year	—	—	—	—	—	—	—	—	—	421,943,060	421,943,060	-5,967,002	415,976,058

- Increase in legal reserve	—	—	—	—	—	8,492,779	—	—	—	(8,492,779)	—	—	—
- Increase in voluntary reserve for future dividends distribution	—	—	—	—	—	—	(399,598,740)	—	559,599,596	(160,000,856)	—	—	—

Dividends distribution	—	—	—	—	—	—	—	—	(349,561,198)	—	(349,561,198)	—	(349,561,198)

Business combination (4)	—	—	—	—	—	—	—	—		—		54,847,043	54,847,043

Transaction between relatied parties	—	—	—	—	—	—	—	(7,958,145)	—	—	(7,958,145)	25,580,322	17,622,177

Dividends distributed by a subsidiary (5)	—	—	—	—	—	—	—	—	—	—	—	(13,917,418)	(13,917,418)

Dividends collected by a subsidiary (2)	—	—	—	—	—	—	—	—	—	2,082,500	2,082,500	—	2,082,500

Acquisition of treasury shares (Note 13.3.7)	(2,300)	—	2,300	—	(4,754,694)	—	—	—	—	—	(4,754,694)	—	(4,754,694)

As of December 31, 2023	1,502,618	704,836,334	11,404	5,348,338	(5,009,195)	118,199,847	992,046,623	(59,528,537)	210,038,398	424,025,554	2,391,471,384	62,309,327	2,453,780,711

(1)	Distribution of dividends approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 14, 2025.
(2)	Dividend collection by the subsidiary Proener S.A.U. in relation to the dividends distribution decided by the Company’s Shareholders Meeting of the Company.
(3)	Distribution of dividends approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 20, 2024.
(4)	Corresponds to the incorporation of the non-controlling interest resulting from the business combination with Central Costanera S.A. as described in Note 2.2.20.
(5)	Distribution of dividends approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 24, 2023.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2025	2024	2023
	ARS 000	ARS 000	ARS 000
Operating activities
Income for the year before income tax:	453,028,460	187,735,965	469,513,840

Adjustments to reconcile income for the year before income tax:
Depreciation of property, plant and equipment	160,708,271	146,142,462	183,545,551
Amortization of intangible assets	2,276,917	3,540,349	17,604,337
(Impairment Reversal) Impairment of property, plant and equipment and intangible assets	(60,950,354)	134,286,909	(126,029,102)
Loss on disposal of property, plant and equipment	15,955,532	—	24,240,369
(Charge) recovery for discount of tax credits	(471,649)	126,971	2,187,252
Interest earned from customers	(23,953,470)	(40,986,852)	(90,513,240)
Finance income	(125,498,842)	(154,337,361)	(659,454,202)
Finance expenses	243,562,018	225,750,640	1,022,034,987
Insurance recovery	(18,850,726)	(12,610,208)	—
Share of the profit of associates	(59,699,292)	(21,218,364)	(17,519,590)
Gain from bargain purchase	—	—	(208,103,781)
Result from investment in entities mesuared at fair value	(134,631,734)	(3,306,136)	—
Material and spare parts impairment	930,610	1,763,170	2,051,570
Movements in provisions and long-term employee benefit plan expense	5,973,919	15,734,051	10,576,352
Biological assets revaluation	87,009,450	(28,610,640)	(36,263,417)
Foreign exchange difference for trade receivables	(73,135,763)	(76,794,597)	(546,159,037)
Net effect CAMMESA agreement - Resolution SE No 58/2024 and 66/2024	—	16,237,127	—
Results on net monetary position	(60,259,471)	(55,075,097)	348,626,209

Working capital adjustments:
Decrease in trade and other receivables	15,509,797	80,768,171	123,106,987
Decrease (Increase) in other non-financial assets, inventories and biological assets	541,941	1,104,289	(88,017,855)
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(21,782,946)	(117,019,060)	(54,801,423)
Interest received from customers	21,504,457	48,446,076	83,992,730
Income tax paid	(21,285,965)	(19,549,059)	(98,383,867)
Tax interest paid	(957,733)	(1,059,286)	(2,729,885)
Insurance recovery collected	5,683,243	8,619,688	338,029
Net cash flows provided by operating activities	411,206,670	339,689,208	359,842,814

Investing activities
Purchase of property, plant and equipment and materials (1)	(295,409,261)	(187,461,129)	(28,173,695)
Dividends collected	26,836,353	10,712,729	19,274,246
Sale of property, plant and equipment	—	1,469,031
Acquisition of associates (1)	(7,733,480)	—	(103,178,621)
Acquisition of other financial assets, net (1)	(133,308)	(41,655,102)	(70,049,472)
Net cash flows used in investing activities	(276,439,696)	(216,934,471)	(182,127,542)

Financing activities
Bank and investment accounts overdrafts received	18,289,470	28,604,784	4,983,981
Bank and investment accounts overdrafts paid	(28,604,718)	(5,014,564)	(18,775,303)
Loans and other financial debts received (1)	183,791,662	84,986,062	205,987,100
Loans and other financial debts paid (1)	(233,174,988)	(172,134,791)	(266,689,590)
Corporate bonds repurchase payment	—	—	(18,546,382)
Direct financing and loans refinancing costs paid	(33,539,949)	(52,601,623)	(72,013,682)
Interest and other financial costs paid	—	(4,902,987)	—
Bank fees and expenses paid	(1,992,333)	(1,489,503)	(635,406)
Dividends paid (1)	(1,009,889)	(21,905,002)	(62,778,238)
Contribution of non-controlling interests	—	10,088	—
Net cash flows used in financing activities	(96,240,745)	(144,447,536)	(228,467,520)

Increase (Decrease) in cash and cash equivalents	38,526,229	(21,692,799)	(50,752,248)
Exchange difference and other financial results	(112,712)	1,327,883	58,485,623
RECPAM generated by cash and cash equivalents	(5,787,469)	(13,168,744)	(51,606,449)
Cash and cash equivalents as of January 1	5,054,635	38,588,295	82,461,369
Cash and cash equivalents as of December 31	37,680,683	5,054,635	38,588,295

(1)	Detail of the transactions that did not involve cash flows in each fiscal year:

	2025	2024	2023
	ARS 000	ARS 000	ARS 000
Acquisition of PP&E pending payment and through pre-financing	19,213,755	62,002,205	34,827,851
Incorporation of PP&E, financial assets, and financial debts through the acquisition of companies	—	—	563,678,247
Agreement with CAMMESA - Resolutions SE N° 58/2024 and 66/2024 (Note 1.2.p)	—	59,154,758	—
Acquisition of financial assets through the TRUST	32,792,587	27,420,506	44,830,009
Acquisition of investment in associate	15,466,001	27,680,352	—
Payment of dividends through securities	—	71,562,816	281,595,835
Cancellation of financial debts through the TRUST - Capital	6,663,056	6,485,680	5,568,777
Cancellation of financial debts through the TRUST - Interest	7,450,626	8,726,909	8,357,391
Disbursements received through pre-financing	—	17,844,107	—
Fees to secure financing	8,308,300	—	—
Spin-off of the ECOGAS Group	145,908,425	—	—
Redemption of minority shareholder’s shares (See Note 18)	36,183,356	—	—

CENTRAL PUERTO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, or “CPSA”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies related to the energy sector. The Group is mainly engaged in the generation of electric power.

CPSA was incorporated pursuant to Executive Order No. 122/92 issued by the National Executive Branch, in accordance with Law No. 24,065, which declared the generation, transmission, distribution, and commercialization of electricity subject to full privatization.

On April 1, 1992, the Awardee Consortium took possession of Central Puerto S.A., thereby initiating the operations of the new company.

Our shares are listed on the BYMA (“Bolsas y Mercados Argentinos”), and, since February 2, 2018, they have been listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out its electric power generation activity, the Group owns the following assets:

–	Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbine plants and a combined cycle plant and have a current installed capacity of 1,747 MW.
–	Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 576 MW and a steam generating capacity of 125 tons per hour.

–	The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located on the Limay River in Neuquén province. Piedra del Águila has four 360 MW generating units. See note 1.2.5

–	The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 421 MW.

–	The thermal cogeneration plant Terminal 6 - San Lorenzo located in Puerto General San Martín, Santa Fe Province, with an installed power of 391 MW and 340 tn/h of steam production.

–	The thermal station Costanera located in the City of Buenos Aires consists of a thermal generation plant composed of four turbo-steam units with an installed power capacity of 661 MW and two combined cycle plants with an installed power capacity of 1,128 MW.

–	Generation plants using renewable energy sources with a total installed capacity of 568.8 MW of commercially available installed capacity from renewable energy sources, distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW; (v) wind farm Achiras 48 MW; (vi) wind farm Los Olivos 22.8 MW, (vii) wind farm Manque 57 MW, (viii) solar farm Guañizuil II A 100 MW, (ix) solar farm Cafayate 80 MW (See Note 20.8); and (x) solar farm San Carlos 15 MW.

–	Equity interests in the company’s Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica Manuel Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVOSA”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

CENTRAL PUERTO S.A.

On July 19, 2018, the National Gas Regulatory Authority (Enargas) registered the Company in the Enargas Registry of Traders and Trading Agreements. Later, on March 22, 2024, the controlled company Puerto Energía S.A.U. was also registered as a natural gas trader in said registry, and on September 20, 2024, it was authorized to join the Wholesale Electricity Market (“MEM”) as a Commercial Participant.

Through Proener S.A.U., a company fully controlled by CPSA, the Group participates in the forestry sector since Proener S.A.U. is the parent company of: a) Forestal Argentina S.A., which owns approximately 141,000 hectares in the provinces of Entre Ríos and Corrientes, of which approximately 67,000 hectares are planted with eucalyptus and pine, out of a total plantable area of approximately 77,500 hectares; and b) Loma Alta Forestal S.A., which owns approximately 19,400 hectares in the province of Corrientes, of which approximately 10,400 hectares are planted with pine.

Also, the Group has begun to participate in the mining sector through an interest in the Diablillos silver and gold mining project located in northwestern Argentina and an interest in the Tres Cruces lithium mining project located in the province of Catamarca. (See Notes 20.5 and 20.6).

Lastly, the Group was linked to the natural gas distribution sector in the Cuyo and Central regions of Argentina through its equity investments in the associate companies belonging to the ECOGAS Group. (See Note 3)

1.1.	Overview of Argentine Electricity Market

Transactions among different participants in the electricity industry take place through the Wholesale Electricity Market (“WEM”) which is a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand (“Term Market”) and also, where prices are established on an hourly basis based on the economic production cost, represented by the short-term marginal cost measured in the interconnected system (“Spot Market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-governmental organization that was established to administer the WEM and functions as a clearing house for the different market participants operating in the WEM. Its main functions include the operation of the WEM, the dispatch of generation and the calculation of prices in the Spot Market, the real-time operation of the electricity system and the administration of commercial transactions in the electricity market.

After the Argentine economic crisis in 2001 and 2002 and the end of the Convertibility Law, the costs of generators increased as a result of the Argentine peso devaluation. In addition, the price of fuel used for generation also increased. The increasing generation costs combined with the freezing of rates for the final user decided at that time by the National Government led to a permanent deficit in CAMMESA’s accounts, which faced difficulties in paying generators for energy purchases. Due to this structural deficit, the Secretariat of Energy issued a series of regulations to keep the electricity market operating despite the deficit.

1.2.	Amendments to WEM regulations

a)	Resolution SE No. 406/03 and other regulations related to WEM generators’ receivables

Resolution 406/03, issued in September 2003, enforced priority payments of generators’ balances. Under the priority payment plan, generators only collected the declared variable generation costs and payments for power capacity. As a result of the deficit in the Stabilization Fund, the remaining balance of sales in the Spot Market (i.e., variable margins) constituted a receivable of generators with CAMMESA, acting on behalf of the WEM, with no fixed due date. Resolution 406/03 established that such unpaid balances were to be considered sale settlements without a fixed due date, or “LVFVD receivables”, using the Spanish acronym. Although these obligations did not have a specified due date, the Resolution provided that they would earn interest at a rate equivalent to the one received by CAMMESA on its own cash investments, hereafter referred to as the “CAMMESA rate”.

As a result of this regulation, a portion of the sale settlements issued by the Company’s plants were not collected beginning in 2004.

CENTRAL PUERTO S.A.

Between 2004 and 2007, the former Secretariat of Energy (“SE”) issued a series of resolutions aimed at increasing thermal generation capacity while at the same time providing a mechanism for generators to collect their LVFVD receivables. These resolutions created funds called the “FONINVEMEM” which were administered by trusts for the purpose of making investments in two thermal generation plants within Argentina. All WEM creditor agents with LVFVD (including the Company) were invited to state formally their decision to participate in forming the FONINVEMEM. The Company, like most LVFVD generators, stated its decision to participate in the creation of the FONINVEMEM with the abovementioned receivables.

Within this framework, generators created the companies Termoeléctrica José de San Martín S.A. (“TSM”) and Termoeléctrica Manuel Belgrano S.A. (“TMB”), which were engaged in managing the purchase of equipment, and the building, operating and maintaining of each new power plant.

Under these Resolutions, the trusts Central Termoeléctrica Timbúes ("FCTT") and Central Termoeléctrica Manuel Belgrano ("FCTMB") were the owners of the Central Termoeléctrica San Martin and Central Termoeléctrica Belgrano plants during the first ten years of operations. The Trusts were aimed at administering, each of them, 50% of the resources accrued under FONINVEMEM and other funds for the purpose of financing the power stations. Under these agreements, CAMMESA acted as Settlor (Trustor), Banco de Inversión y Comercio Exterior (“BICE”) as Trustee, the Secretariat of Energy as regulatory authority and TSM and TMB as Trust Beneficiaries and the Company, with the remaining shareholders of TSM and TMB, as guarantors of the obligations of the latter.

The trust agreements were to remain in force until the termination date of the supply agreement entered into by the Trustee, on behalf of the Trust, with CAMMESA as the purchasing party, which had a term of ten years from the date of the commercial authorization of the power stations. Upon the termination of that term, the trust assets were to be transferred to TSM and TMB provided that, prior to such transference, TSM and TMB and their shareholders had performed all the corporate acts necessary to allow private contributors and/or the Argentine Government to receive their corresponding shares in the capital of the power stations pursuant to the terms of the agreement. If this condition was not met, holders of participation certificates (Argentine Government) and the generators who are the current shareholders of TSM and TMB shall be deemed trust beneficiaries.

The FONINVEMEM agreements established that the receivables mentioned above were to be paid by CAMMESA in 120 equal, consecutive monthly installments commencing on the commercial operation date of the plants. Additionally, these agreements established that the receivables would be repaid denominated in U.S. dollars, bearing interest at LIBOR plus a spread ranging from 1% to 2%.

Once the Manuel Belgrano and San Martín plants were commercially authorized (on January 7, 2010, and February 2, 2010, respectively), CAMMESA began making payments to settle the LVFVD receivables. In May 2010, CAMMESA informed the Company of the total amount of the LVFVD receivables denominated in Argentine pesos, including accrued interest calculated at the WEM placement rate, which was added to the principal to be repaid under the mechanism described above, as well as their equivalent amount in U.S. dollars. In this regard, the Company recognized the accumulated interest corresponding to the WEM placement rate on its unpaid LVFVD receivables. Additionally, the Company began recognizing accrued LIBOR interest income as mentioned in the preceding paragraphs, together with the effect of foreign exchange differences on its U.S. dollar-denominated receivables. Since the commercial authorization of the plants in 2010, CAMMESA has made all principal and interest payments in accordance with the contractual agreements.

On January 7, 2020, the supply agreement with TMB was terminated and on February 2, 2020, the supply agreement with TSM expired; therefore, the accruals related to the final installment of the 120 installments established in the agreement for each power station ceased. As a result, the reimbursement for the LVFVD receivables was deemed complete.

Additionally, in 2010 the Company approved a new agreement with the former Secretariat of Energy (Central Vuelta Obligado, the “CVO agreement”). This agreement established, among other things, a framework to determine a mechanism to settle LVFVD receivables as per Resolution No. 406/03 accrued over the 2008 - 2011 period by the generators (“CVO receivables”) and to enable the construction of a thermal combined cycle plant named Central Vuelta de Obligado. The CVO agreement established that the CVO receivables were to be paid by CAMMESA in 120 equal and consecutive monthly installments. For the determination of the novation of CVO credits, the following mechanism was applied: the cumulative LVFVD were converted to USD at the exchange rate established in the agreement (ARS 3.97 per USD for the cumulative LVFVD until the execution date of the CVO Agreement and the closing exchange rate corresponding to each month for the LVFVD subsequently accumulated), and the LIBOR rate was applied plus a 5% margin.

CENTRAL PUERTO S.A.

Effective March 20, 2018, CAMMESA granted the commercial authorization for a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”). The financial impact of the Commercial Approval is described in Note 13.1.

Under the agreement mentioned above, generators created the company Central Vuelta de Obligado S.A., which was responsible for managing the purchase of equipment and the construction and operation and maintenance of the Central Vuelta de Obligado thermal power plant.

TSM and TMB

After termination of the supply agreements with TSM and TMB dated February 2, 2020, and January 7, 2020, respectively, the term of the trust agreements also ended (under which the trustee of each agreement held title to each of the power plants operated by TSM and TMB). As from those dates, a 90-day period commenced in which TSM and TMB and their shareholders had to perform all the corporate acts necessary to allow the Argentine Government to receive the corresponding shares in the capital of TSM and TMB that their contributions gave them rights to.

On January 3, 2020, i.e. before the aforementioned 90-day period commenced, the Argentine Government (through the Ministry of Productive Development) served notice to the Company (together with TSM, TMB and their other shareholders and BICE, as trustee of both trusts, among others) stating that, according to the Final Agreement for the Re-adaptation of WEM, TSM and TMB shall perform the necessary acts to incorporate the Argentine Government as shareholder of both companies, acknowledging equity interests of 65.006% in TMB and 68.826% in TSM.

On January 9, 2020, the Company, together with the other generation shareholders of TSM and TMB, challenged such action, on the understanding that the equity interest the Government claimed does not correspond to the contributions made for the construction of the power stations and that gave it the right to claim such equity interest.

On March 4, 2020, the Company was notified of two notes sent by the Minister of Productive Development, responding to the note sent by the Company on January 9, 2020, referred to above, ratifying the terms of the note notified to the Company on January 3, 2020. In March 2020, the Company filed a motion for reconsideration, with a hierarchical appeal in subsidiarity, against the actions taken by the Argentine Government as described above.

On May 4 and May 8, 2020, the Company participated in the Extraordinary Shareholders’ Meetings of TMB and TSM, respectively, at which the entry of the Argentine Government as a shareholder of TSM and TMB was allowed, with the equity interests determined by the Argentine Government. This was done solely for the purpose of complying with the suspensive condition established in the respective Trust Agreements, which provided that, in order for the trust assets — including, among others, the power plants — to be transferred to TSM and TMB as beneficiaries of the trusts within a 90-day period from the termination of the supply agreements, such companies and their shareholders (including the Company) were required to allow the Argentine Government to enter the share capital of TSM and TMB, receiving the number of shares representing the contributions made by the Argentine Government for the construction of the plants and entitling it to claim such participation.

In both cases, when the mentioned Shareholders’ Meetings were held, through which the Argentine Government was allowed to become shareholder of TMB and TSM due to its interest claim, the Company made the corresponding reservation of rights in order to continue the abovementioned claims already commenced.

CENTRAL PUERTO S.A.

On November 19, 2020, BICE (in its capacity as trustee of both trust agreements) had the condition precedent established in the Trust Agreements fulfilled since the necessary corporate acts for the Argentine Government to be allowed as shareholder of TSM and TMB were performed. Finally, on March 11, 2021, the Argentine Government subscribed its shares in TSM and TMB. In this way, the Group´s equity interest in TSM and TMB changed from 30.8752% to 9.6269% and from 30.9464% to 10.8312%, respectively. As of the date of these financial statements, the transfer of the power plants has not been made to TSM and TMB.

On the other hand, the Company, together with the other shareholders of TSM and TMB (as guarantors within the framework and the limits stated by the Final Agreement for the Re-adaptation of the WEM, SE Note No. 1368/05 and the trust agreements), BICE, TSM, TMB and SE signed:
a) on January 7, 2020 an amending addendum to the Operation and Maintenance Agreement (“OMA”) of the Manuel Belgrano Thermal Power Plant and
b) on January 9, 2020 an amending addendum to the Operation and Maintenance Agreement (“OMA”) of the San Martín Thermal Power Plant,
which extended the operating period until the effective transfer of the trust’s liquidation equity.

The values recorded in these financial statements for the investments in TMB and TSM are included in non-current assets under other financial assets.

b)	Resolution No. 95/2013, Resolution No. 529/2014, Resolution No. 482/2015 and Resolution No. 22/2016

On March 26, 2013, the former Secretariat of Energy published in the Argentine Official Gazette Resolution No. 95/2013 (“Resolution 95”), which affected the remuneration of generators whose sales prices had been frozen since 2003. This new regulation, which modified the regulatory framework and was applicable to generators with certain exceptions, defined a new compensation system based on compensating for fixed costs, variable costs and an additional remuneration. Resolution 95 converted the Argentine electric market into an “average cost” compensation scheme. Resolution 95 applied to all the Company’s plants, excluding the La Plata plant, which sold energy in excess of YPF’s demand on the Spot market pursuant to the framework in place prior to Resolution 95.

In addition, Resolution 95 established that LVFVD issued by CAMMESA through the application of Resolution 406 that were not committed to the execution of investment and/or maintenance works of existing equipment, should be allocated to the integration of the trust funds in the aforementioned trust.

Thermal units had to achieve an availability target which varied by technology in order to receive the full amount of fixed cost remuneration. The availability of the Group’s plants exceeds the market average. As a result of Resolution 95, revenues from the sales of the Group’s thermal units increased, but the impact on the hydroelectric plant Piedra del Águila was dependent on hydrology. The new Resolution also established that all fuels, except coal, would be provided by CAMMESA.

This resolution also established that part of the additional remuneration would not be collected in cash; LVFVD would be issued and allocated to new infrastructure projects in the energy sector, which required approval by the former Secretariat of Energy.

Finally, Resolution 95 temporarily suspended (i) the inclusion of new contracts in the Term market and provided that, once the contracts existing at the time of issuance of the Resolution expired, Large Users of the WEM would be required to purchase their electricity demand from CAMMESA, under the conditions established by the former Secretariat of Energy for such purpose, and (ii) the acquisition of fuel by generation agents, centralizing through CAMMESA all fuel purchases for the generation of electric power.

CENTRAL PUERTO S.A.

On May 23, 2014, Resolution SE No. 529/2014 was published in the Argentine Official Gazette (“Resolution 529”) and was to be applied starting from February 2014 transactions. Resolution 529 modified Resolution 95 by increasing the amounts that remunerate fixed costs, variable costs and additional remuneration of the covered generators of the WEM of the conventional thermal type or national hydro type. Resolution 529 included a new “Remuneration of Non-Recurrent Maintenance” scheme for the covered generators. This new remuneration was determined monthly and its calculation was made based on the total generated energy. Regarding this aspect, CAMMESA was instructed to issue LVFVD for the financing of major maintenance activities, subject to the approval of the former SE.

On July 17, 2015, the former Secretariat of Energy (“SE”) set forth Resolution No. 482/2015 (“Resolution 482”), modifying Resolution 529, which became effective as from the economic transactions of February 2015. The values set forth by Resolution 529 were adjusted. Additionally, Resolution 482 created a new trust called “Recursos para las inversiones del FONINVEMEM 2015-2018” in order to invest in a new generation plant.

Finally, on March 30, 2016, through Resolution No. 22/2016 (“Resolution 22”), the values set by Resolution 482 were updated to become effective starting from the transactions of February 2016.

c)	Resolution No. 19/2017

On February 2, 2017, the Secretariat of Electric Energy (“SEE”) published Resolution SEE No. 19/17 (Resolution 19), which changed the remuneration methodology applicable to electric power generators for transactions operated since February 1, 2017, previously covered by Resolution 95 and its amendments (see section b) of this note).

Resolution 19 substantially amended the tariff scheme applicable, which was previously governed by Resolution 22. Among its most significant provisions, such resolution established: (a) that generators would receive remuneration for the energy generated and for the availability of capacity, (b) gradual increases in tariffs effective as of February, May and November 2017, (c) that the new tariffs would be denominated in U.S. dollars, instead of Argentine pesos, thus protecting generators companies from potential devaluations in the value of the Argentine peso and (d) that 100% of energy sales would be collected in cash, which eliminated the issuance of new LVFVD.

Pursuant to Resolution 19, the Secretariat of Electric Energy established that electricity generators, cogenerators and self-generators acting as agents in the WEM and operating conventional thermal power plants were required to submit Guaranteed Availability Offers (“DIGO”) in the WEM. Under these offers, generators could commit a specific amount of capacity and generated electric energy, provided that such capacity and energy had not been committed under other agreements. The DIGO were required to be accepted by CAMMESA (acting on behalf of the electricity demand agents of the WEM), which would act as purchaser of the energy under the DIGO. The term of the DIGO was three years, and their general terms and conditions were established under Resolution 19.

Resolution 19 also established that WEM agents that operate hydroelectric power plants would be remunerated for the energy and capacity of their generation units in accordance with the values set forth in such resolution.

d)	SGE (Secretaría de Gobierno de Energía) Resolution No. 70/2018 and Ministry of Productive Development Resolution No. 12/2019

On November 6, 2018, Resolution No. 70/2018 of the SGE was published, which replaced Article 8 of Resolution No. 95/2013 issued by the former Secretariat of Energy (“SE”). The new article empowered MEM Generators, Self-Generators and Cogenerators to procure their own fuel. This did not alter the commitments assumed by Generation Agents within the framework of MEM supply agreements with CAMMESA. It was established that generation costs using own fuel would be valued in accordance with the recognition mechanism of Average Variable Costs (“CVP”) recognized by CAMMESA. The Resolution also established that, for those Generators that did not procure their own fuel, CAMMESA would continue with the commercial management and dispatch of fuels.

CENTRAL PUERTO S.A.

Regarding this matter, under Resolution No. 12/2019 of the Ministry of Productive Development (published in the Official Gazette on December 30, 2019), fuel purchases for the generation of electric power were once again centralized through CAMMESA, thereby repealing Resolution No. 70/2018 of the former SGE and reinstating the provisions set forth in Article 8 of Resolution No. 95/2013 of the former SE and in Article 4 of Resolution No. 529/2014 of the former SE.

e)	Resolution of the Secretariat of Renewable Resources and Electricity Market no. 1/2019

On March 1, 2019**, Resolution No. 1/2019 (“Resolution 1”) of the Secretariat of Renewable Resources and Electricity Market was published in the Official Gazette**, by virtue of which Resolution 19 was repealed, and new remuneration values for energy, power and associated services were established for the affected generators, as well as the related application methodology, effective as from the date of publication in the Official Gazette.

According to Resolution 1, the approved remuneration system would be of a temporary nature, and would apply until regulatory mechanisms aimed at achieving an autonomous, competitive and sustainable operation are defined and gradually implemented, allowing free contracting between supply and demand, and a technical, economic and operational functioning enabling the integration of different generation technologies to ensure a reliable, minimum-cost system.

The following were the main changes introduced by Resolution 1 with respect to Resolution 19:

Energy Sale:

–	The price of energy generated by thermal power plants was reduced, being set at 4 USD/MWh for energy generated with natural gas and 7 USD/MWh for energy generated with liquid fuel.

–	The price of energy dispatched by thermal power plants was reduced, being set at 1.4 USD/MWh for energy dispatched with any type of fuel.

–	The price of energy generated from non-conventional energy sources (renewable energy) was set at 28 USD/MWh.

Power Sale:

–	The DIGO price (established by Resolution 19) changed from 7,000 USD/MW-month during the twelve months of the year to 7,000 USD/MW-month during the six months of highest seasonal electricity demand (December, January, February, June, July and August) and 5,500 USD/MW-month during the remaining six months of the year (March, April, May, September, October and November).

–	Certain minimum values of offered availability were reduced, compliance with which was a condition for the prices indicated above.

–	A weighting factor applicable to the above-mentioned prices was established, ranging between 1 and 0.7 depending on the utilization factor of the twelve months prior to each transaction month.

f)	Resolution No. 31/2020 of the Secretariat of Energy

On February 27, 2020, the Secretariat of Energy published in the Official Gazette Resolution No. 31 (“Resolution 31”), which established the criteria for the calculation of the economic transactions of energy and power marketed by generators in the spot market, effective as from February 1, 2020.

CENTRAL PUERTO S.A.

This new regulation, unlike the provisions set forth in Resolution 1, established that all prices for the remuneration of energy and power would be denominated in Argentine pesos, and that such prices would be adjusted on a monthly basis through a formula based on the evolution of the Consumer Price Index (“IPC”) and the Domestic Wholesale Price Index (“IPIM”). The new power prices were, in general, reduced compared to those in force until January 2020, and energy prices remained equivalent, but expressed in Argentine pesos instead of U.S. dollars. Finally, this regulation introduced a new remuneration component applicable to the energy generated during the first 50 hours of maximum thermal requirement of the month (“MTR”), which are determined based on the hourly aggregation of total thermal generation of the system, establishing different remuneration prices depending on the season of the year, and on the energy delivered during the first and second 25 hours of MTR.

On April 8, 2020, the Company learned that the Secretariat of Energy instructed CAMMESA to postpone until further notice the application of the price update mechanism described in the preceding paragraph of this note. Accordingly, as from the sales settlement corresponding to March 2020, CAMMESA ceased to apply such mechanism.

g)	Secretariat of Energy Resolution No. 440/2021

Through Resolution No. 440 (“Resolution 440”), published in the Official Gazette on May 21, 2021, the Secretariat of Energy established a new remuneration scheme for MEM generation agents. In this regard, Annexes II, III, IV and V of Resolution 31 were replaced, and Article 2 of Resolution 31, which established an automatic remuneration update mechanism, was repealed. In general terms, Resolution 440 updated the remuneration values applicable to generation agents by 29% compared to Resolution 31.

It was established that, for the application of the provisions set forth in Resolution 440 (including, among other matters, the collection of the new values as from February 2021 transactions), each MEM generation agent was required to submit to CAMMESA a written statement, fully and unconditionally, to CAMMESA’s satisfaction, waiving any administrative claim or ongoing judicial proceeding, as well as renouncing the right to file any administrative and/or judicial claim against the National Government, the Secretariat of Energy and/or CAMMESA, related to Article 2 of Resolution 31. On June 17, 2021, the Company submitted the requested waiver notice.

In addition, on November 9, 2021, the Secretariat of Energy established that in order to determine the Power Availability Remuneration of thermal generators under Resolution 440, a constant Utilization Factor equal to 70% must be considered.

h)	Secretariat of Energy Resolution No. 354/2020

This resolution established, among other matters, that as from the entry into force of the “GasAr” Plan (Plan Gas 4), MEM Generators may adhere to centralized dispatch, assigning to CAMMESA the contracts entered into with natural gas producers or transporters, so that such contracts may be used by the Market Administrator / Dispatch Entity (OED, for its Spanish acronym) in accordance with dispatch criteria.

In addition, this resolution established that generation agents that had own-fuel supply obligations under Resolution No. 287/2017 would have the option to waive such obligations and the related recognition of associated costs, and were required to maintain the corresponding transport capacity for purposes of its management under centralized dispatch, provided that CAMMESA determines the convenience of retaining such capacity.

i)	Secretariat of Energy Resolution No. 238/2022

On April 21, 2022, Resolution No. 238/2022 (“Resolution 238”) of the Secretariat of Energy was published in the Official Gazette, through which the remuneration values for power and energy corresponding to generation not committed under contracts were updated. Under this resolution, Annexes I to V of Secretariat of Energy Resolution No. 440/2021 were replaced, and Article 4 of Secretariat of Energy Resolution No. 1037/2021, which granted an additional and temporary recognition to generators’ remuneration, was repealed. Additionally, the application of the Use Factor in the calculation of power availability remuneration was eliminated, which had a positive impact on such remuneration.

CENTRAL PUERTO S.A.

Resolution 238 updated the remuneration values applicable to generation agents by 30% as from February 2022, and by an additional 10% as from June 2022, with respect to the updated values.

j)	Secretariat of Energy Resolution No. 826/2022

On December 14, 2022, Resolution No. 826/2022 (“Resolution 826”) of the Secretariat of Energy was published in the Official Gazette, through which the remuneration values for power and energy corresponding to generation not committed under contracts were updated. Under this resolution, Annexes I to V of Resolution 238 were replaced, and a retroactive increase of 20% effective as from September 1, 2022, was established, as well as successive increases of 10% as from December 1, 2022, 25% as from February 1, 2023, and 28% as from August 1, 2023.

k)	Secretariat of Energy Resolution No. 59/2023

On February 7, 2023, Resolution No. 59/2023 (“Resolution 59”) was published in the Official Gazette, through which generators owning combined-cycle units were authorized to adhere to the Power Availability and Efficiency Improvement Agreement, with the purpose of encouraging the investments required for major and minor maintenance of the equipment.

Through this agreement, adhering generators undertake to achieve, at least, 85% of monthly average power availability, in exchange for a new power and energy price composed, in part, of amounts denominated in U.S. dollars. In the case of power, an amount of USD 2,000 per-MW-month was established, plus the amount in Argentine pesos corresponding to 85% and 65% of the power value established by Resolution 826 for the spring/autumn and summer/winter periods, respectively. Additionally, the price for generated energy was set at USD 3.5 per MWh in the case of gas use, and at USD 6.1 per MWh in the case of alternative fuel (gas oil) use.

On April 25, 2023, CAMMESA accepted the subscription to the Agreement submitted by CPSA for all the Group’s combined-cycle units, except for the unit known as Buenos Aires, belonging to Central Costanera S.A. Accordingly, as from the transactions of March 2023, an increase in the remuneration of such units for their sales in the spot market occurred, as described in the preceding paragraph.

In the case of the Buenos Aires combined-cycle unit, CAMMESA accepted the subscription to the Agreement on July 28, 2023 (with effect as from the transactions of July 2023), once it had been successfully processed before the Secretariat of Energy, which instructed CAMMESA, with respect to such thermal unit, as follows: (a) conversion to single-fuel operation, i.e., operation exclusively with natural gas, eliminating the possibility of diesel oil use; and (b) adjustment of installed capacity in line with the actual technical capability for electricity generation of the combined-cycle unit. During October 2023, corrective maintenance works on this unit were completed; therefore, the increases in remuneration for this unit applied as from the transactions of October 2023.

In order to adhere to the remuneration scheme established by Secretariat of Energy Resolution No. 400/2025, described in Note 1.2.v), in November 2025 the Group terminated the agreements entered into under Resolution 59.

l)	Secretariat of Energy Resolution No. 750/2023

On September 6, 2023, Secretariat of Energy Resolution No. 750/2023 (“Resolution 750”) was published in the Official Gazette. Resolution 750 updated the amounts of remuneration for power and energy for the generation which is not committed in contracts. Thus, Annexes I to IV of Resolution 826 were replaced and a 23% increase as from September 1, 2023, was established.

m)	Secretariat of Energy Resolution No. 869/2023

On October 30, 2023, Secretariat of Energy Resolution No. 869/2023 (“Resolution 869”) was published in the Official Gazette. Resolution 869 updated the amounts of remuneration for power and energy of the generation which is not committed in contracts. Thus, Annexes I to IV of Resolution 750 were replaced and a 28% increase as from November 1, 2023, was established.

CENTRAL PUERTO S.A.

n)	Secretariat of Energy Resolution No. 9/2024, 99/2024, 193/2024, 233/2024, 285/2024 and 387/2024. Secretariat for the Coordination of Energy and Mining Resolution No. 20/2024

During 2024, the remuneration values for power and energy corresponding to generation not committed under contracts were periodically updated, in accordance with various resolutions issued by the Secretariat of Energy.

On February 8, 2024, Resolution No. 9/2024 of the Secretariat of Energy was published in the Official Gazette, through which the remuneration values were updated, replacing Annexes I to IV of Resolution No. 869/2023, and establishing an increase of 74% effective as from February 1, 2024.

Subsequently, through Secretariat of Energy Resolutions No. 99/2024, No. 193/2024, No. 233/2024, No. 285/2024, Secretariat for the Coordination of Energy and Mining Resolution No. 20/2024, and Secretariat of Energy Resolution No. 387/2024, the corresponding remuneration values were updated by 25% effective as from June 1, 2024, 3% effective as from August 1, 2024, 5% effective as from September 1, 2024, 2.7% effective as from October 1, 2024, 6% effective as from November 1, 2024, and 5% effective as from December 1, 2024, respectively.

o)	Secretariat of Energy Resolution No 294/2024

On October 2, 2024, Resolution No. 294/2024 ("Resolution 294") issued by the Secretariat of Energy was published in the Official Gazette, which establishes a "Contingency and Forecast Plan for critical months of the 2024-2026 period", defining measures that cover generation supply, transmission and distribution of electricity.

For generation, an additional, complementary and exceptional remuneration was established, subject to a commitment to power availability for units that are not committed under contracts within the WEM or that have not adhered to Secretariat of Energy Resolution No. 59/2023.

By adhering to this regulation, generators assume a commitment to power availability per unit, during certain hours of the day characterized as critical, on business days of the summer months (December to March) and winter (June to August). Remuneration prices are defined in U.S. dollars, both for compliance with power availability (USD 2,000 per MW-month) and for the energy generated during the hours included in the evaluation periods indicated above, as detailed below:

Technology	Natural Gas USD/MWh	Fuel Oil USD/MWh	Gas Oil USD/MWh	Biofuels USD/MWh	Coal USD/MWh
GT	6.4	-	8.6	8.7	-
ST	3.4	6.0	-	8.7	10.4
Engines	8.1	15.4	10.5	8.7	-

To determine the remuneration of each unit, the prices of power and energy will be adjusted by a criticality factor, which may vary between 0.75 and 1.25, depending on the nodes through which the units are connected to the transmission system.

The Group adhered to Resolution 294 with the steam turbine (ST) units located in Buenos Aires and Luján de Cuyo and the gas turbine (GT) units located in Luján de Cuyo and the Brigadier López thermal power plant.

CENTRAL PUERTO S.A.

p)	Secretariat of Energy Resolution No 58/2024 and 66/2024

On May 8, 2024, Secretariat of Energy Resolution No. 58/2024, as amended by Resolution No. 66/2024 (the “Resolution”), was published in the Official Gazette, whereby an exceptional, temporary, and one-time payment regime was established for the outstanding balances of the MEM economic transactions corresponding to December 2023, January 2024 and February 2024. Under said Resolution, (i) CAMMESA was instructed to prepare and determine the amounts of the receivables arising from the aforementioned economic transactions with each of the MEM Creditor Agents, within five business days as from the effective date of the Resolution; (ii) it was established that the lack of agreement regarding such amounts entitled the Creditor Agents to pursue the corresponding judicial, administrative and/or extrajudicial remedies; and (iii) it was stipulated that, once the amounts were determined and the corresponding individual agreements were executed, CAMMESA would settle the transactions as follows:
a) the settlements corresponding to December 2023 and January 2024 would be paid ten business days after the date of the individual agreements, through the delivery of AE38 USD bonds, with the nominal amounts of each bond calculated at the reference exchange rate (Communication “A” 3500) in effect at the close of business on the date of the formal acceptance by the Creditor Agents; and
b) the settlement corresponding to February 2024 would be paid with the funds available in the bank accounts authorized at CAMMESA for collections and with the funds available from transfers made by the National Government to the Unified Fund allocated to the Stabilization Fund. The Group’s MEM economic transactions corresponding to December 2023, January 2024 and February 2024 amounted to 30,681,066, 30,930,604 and 40,511,360, respectively (VAT included), measured at nominal values at each respective date.

On May 23, 2024, the Group entered into the agreements with CAMMESA pursuant to the provisions of the Resolution. As a result of the execution of such agreements, the Group recognized a loss of 32,602,392, which is presented under the line item “Agreement with CAMMESA – SE Resolution N° 58/2024 and No. 66/2024” within “Other operating expenses” in the consolidated statement of income for the year ended December 31, 2024. During May and June 2024, the exchange of the AE38 USD bond corresponding to the MEM economic transactions of December 2023 and January 2024 was completed, and the MEM economic transaction corresponding to February 2024 was fully collected.

q)	Secretariat of Energy Resolution No 21/2025

On January 28, 2025, Secretariat of Energy Resolution No. 21/2025 was published in the Official Gazette, establishing that new conventional electric power generation projects, commercially enabled as of January 1, 2025, may enter into supply contracts in the Term Market with Large Users and Distributors. Additionally, Resolution No. 354/2020 of the Secretariat of Energy was repealed, modifying some considerations of the GasAr Plan and the priorities for natural gas consumption in the Electricity Market. It was also established that as of March 1, 2025, generators selling their energy in the spot market may purchase their fuel, and it will be recognized by CAMMESA according to the variable production cost declared and recognized by the generator. The cost of unsupplied energy in the MEM was also set, with a maximum value of USD 1,500/MWh when it exceeds 10% of the system's demand. Finally, the Energía Plus scheme was repealed, with existing contracts remaining in force until their termination.

r)	Secretariat of Energy Resolution No 67/2025

On February 17, 2025, Secretariat of Energy Resolution No. 67/2025 was published in the Official Gazette, authorizing the National and International Open Call "Almacenamiento AlmaGBA" to enter into storage generation contracts with MEM distributor agents Edenor and Edesur, with CAMMESA acting as guarantor of last resort, in accordance with the terms and conditions approved by this resolution.

This new energy storage system will cover short-term capacity requirements and provide fast-response reserve services, as evidenced by Battery Energy Storage Systems.

On July 15, 2025, the bids were submitted. The Group submitted a 150 MW project at the Nuevo Puerto power plant and a 55 MW project at the Costanera power plant. Both projects were awarded to the Group on September 1, 2025, while the respective contracts with Edenor and Edesur were executed on December 4, 2025 and November 25, 2025, respectively.

CENTRAL PUERTO S.A.

s)	Provisions on Hydroelectric Power Plants

As from July 11, 2023, through successive resolutions issued by the Secretariat of Energy (“SE”), the term to continue operating the Piedra del Águila Hydroelectric Power Plant, among other national hydroelectric power plants whose concession terms expired during 2023, was extended until December 31, 2025.

On August 12, 2024, PEN Decree No. 718/2024 was published in the Official Gazette, which established that the Secretariat of Energy would call for a National and International Public Tender in order to proceed with the sale of the equity interests of the companies created for each of the hydroelectric power plants of the Comahue region.

On August 20, 2025, Resolution No. 1200 of the Ministry of Economy was published, which initiated the sale of the equity interests of the following hydroelectric power plants: (i) Alicurá Hidroeléctrica Argentina S.A., (ii) El Chocón Hidroeléctrica Argentina S.A., (iii) Cerros Colorados Hidroeléctrica Argentina S.A. and (iv) Piedra del Águila Hidroeléctrica Argentina S.A. (“PDAHA”), and approved the terms and conditions of the tender process.

Within the framework of the tender process, the Ministry of Economy awarded 100% of the shares of PDAHA (the new concessionaire company of the Piedra del Águila Hydroelectric Complex) to CPSA as sole shareholder for a total consideration of USD 245 million. Such amount was paid by CPSA on January 5 and 6, 2026.

As a result thereof, and upon compliance with the requirements set forth in the tender process and in the share transfer agreement, on January 9, 2026: (a) the National Government transferred the shares of PDAHA to CPSA; (b) the National Government and PDAHA executed the Concession Agreement for the operation of the Piedra del Águila Hydroelectric Complex for a term of 30 years; and (c) PDAHA took possession of the concession.

The company is currently analyzing the terms of the related agreements to determined the accouting effect which will be recognized in 2026.

t)	Secretariat of Energy Resolutions No. 603/2024, No. 27/2025, No. 113/2025, No. 143/2025, No. 177/2025, No. 227/2025, No. 280/2025, No. 331/2025, No. 356/2025 and No. 381/2025

Throughout 2025, the remuneration values for power and energy of generation not committed under contracts were updated on a monthly basis, in accordance with various resolutions issued by the Secretariat of Energy.

In this regard, on December 27, 2024, Resolution SE No. 603/2024 was published in the Official Gazette, which updated the remuneration values by replacing Annexes I to V of Resolution No. 387/2024 and establishing a 4% increase effective as of January 1, 2025. Subsequently, through Resolutions No. 27/2025, No. 113/2025, No. 143/2025, No. 177/2025, No. 227/2025, No. 280/2025, No. 331/2025, No. 356/2025 and No. 381/2025 of the Secretariat of Energy, the corresponding remuneration values were updated monthly by 4%, 1.5%, 1.5%, 2%, 1.5%, 1%, 0.4%, 0.5% and 0.5%, respectively.

The increases established by Resolutions No. 143/2025, No. 177/2025, No. 227/2025, No. 356/2025 and No. 381/2025 were not applicable to certain hydroelectric plants, among which is included the Piedra del Águila hydroelectric plant.

u)	Decree No. 450/2025

On July 7, 2025, Decree No. 450/2025 was published in the Official Gazette, through which the National Executive Branch approved adjustments and amendments to Electricity Laws No. 15,336 and No. 24,065, which constitute the Electricity Regulatory Framework, based on the delegation provided under the Bases Law (see Note 22).

CENTRAL PUERTO S.A.

In this regard, the National Executive Branch emphasized that the delegation bases aim to recover the objective of reducing the intervention of the National Government in the pricing and contracting system, in order to provide greater freedom to private actors and provide greater legal certainty to ensure long-term supply. Additionally, the federal electricity regime is consolidated, preserving the supremacy of the national regulatory framework over local provisions, so as not to hinder the free circulation of electricity.

Accordingly, Decree No. 450/2025 established a 24-month transition period for the modification of regulations and complementary standards as necessary, during which the Secretariat of Energy was to undertake all necessary actions to ensure a gradual, orderly, and predictable transition toward the objectives established in Article 2 of Law No. 24,065 and the full implementation of said law and its regulations. Furthermore, it was established that during the transition period, the Secretariat of Energy would issue the necessary regulations for its implementation.

v)	Secretariat of Energy Resolution No. 400/2025

On October 20, 2025, Resolution No. 400/2025 of the Energy Secretariat was published in the Official Gazette, through which the “Rules for the Normalization of MEM and its Progressive Adaptation” were approved, which implement the modifications to MEM regulations established by Decree No. 450/2025, with application as from November 1, 2025.

The central objective of these rules is to reformulate the MEM to establish a price system based on marginal costs, decentralize fuel management, and allow demand to contract its supply through the Term Market (Mercado a Término – MAT).

The Resolution No. 400/2025, among its main points, establishes the following:

i.	Categories of demand for energy distributors, dividing them between demand that can contract its supply (GUDI) and demand that cannot contract (Residential and Non-Residential). The latter will be mainly supplied by Assigned Generation, as defined below.

ii.	Assigned Generation comprises generation units (i) with existing MEM supply contracts, (ii) hydroelectric plants under concession of the National Government, (iii) hydroelectric plants of binational entities, (iv) nuclear plants, and (v) energy imports carried out in a centralized manner by the OED. The remuneration of Assigned Generation will remain based on contract values and/or specific regulations issued by the Secretariat of Energy. Generation units not classified as Assigned Generation are considered Spot Generation and may participate in the energy and power remuneration scheme and the MAT scheme described in section (iv) below, except for thermal power plants in which ENARSA has a majority stake, and combined-cycle generation units with power availability commitments under the Agreement approved by Resolution SE No. 59/2023, which may terminate said agreement and formally adhere to this regime to participate therein.

iii.	New Generation is defined as all generation equipment whose commercial commissioning occurred on or after January 1, 2025.

iv.	A scheme of fuel management and energy and power remuneration for Spot Market generation is defined, according to the following terms:

a.   Fuel Management:

-	Decentralization of fuel management (natural gas and alternative fuels) by generators.

-	Natural Gas (NG): While the Gas Plan remains in effect (until 2028), generators may access an “NG Agreement” administered centrally by CAMMESA/ENARSA. However, self-management of NG is allowed, while full fuel management becomes mandatory as of January 1, 2029.

CENTRAL PUERTO S.A.

-	Generators with self-managed fuel must freely declare their Variable Production Cost (CVP) within reference ranges to compete in dispatch and recover costs (including fuel).

-	Generators without self-managed fuel will apply reference costs and will not access the marginal rent scheme. Their power remuneration will gradually decrease until eliminated as of 2028, except when dispatched.

b.   Remuneration of Spot Generation:

-	The remuneration seeks to value both the offered cost (CVP) and the marginal rent, incentivizing competition.

-	Remuneration Formula:

Hourly Remuneration Price = CVP + Adapted Marginal Rent (RMA), where RMA = (Hourly Marginal Cost × Loss Factor – CVP) × Adapted Rent Factor (FRA).

The FRA is the percentage of the marginal rent that is remunerated; it gradually increases for existing thermal, hydroelectric, and renewable generation (i.e., prior to 2025) from 0.15 in 2025 to 0.35 in 2028, while for New Generation and those incorporating firm NG transport, the FRA equals 1 (full access to rent).

-	Minimum Rent Levels: Minimum rent values expressed in USD per MWh are established for existing thermal, hydroelectric, and renewable generation.

c. Remuneration of Power:

-	Power Made Available (PPAD): Remunerated during Power Remuneration Hours (HRP, typically 90 hours per week) at a rate of USD 12 / MW made available per HRP hour (with multiplier factors depending on fuel type and season).

-	Base Reliability Reserve Service (SRC Base): Payment of USD 1,000 / MW per month for power available from existing thermal generation.

-	Additional Reliability Reserve Service (SRC Additional): Differential payment of USD 9,000 / MW per month for new hydrothermal generation or low-utilization storage at nodes required by the SADI.

d.   Demand Allocation and Prices:

-	Distributor demand is divided and the price signal is redirected.

-	Seasonalized Demand of Distributors: Includes Residential demand (priority 1) and Non-Residential demand (priority 2) and will be supplied by Assigned Generation. Wholesale costs for this demand will reflect the average costs of the Assigned Generation.

-	Spot Demand (Large Users, Uncovered Demand): Prices will reflect system costs, with a gradual incorporation of the Hourly Marginal Cost.

e.   Term Market (MAT):

-	The MAT for energy and power is promoted as the main contracting mechanism, with the objective of allowing demand (Distributors and Large Users) to freely contract their supply with generators, obtaining physical backing and price stability.

CENTRAL PUERTO S.A.

-	Existing thermal and hydro generation has limits on its capacity to contract with Large Users (maximum 20% of its monthly production) until January 1, 2030.

-	MAT Power: Allows demand parties to secure their power requirements during HRP through contracts, which will be deducted from their obligation to purchase power made available in the Spot market.

v.	Any new demand in the MEM that is directly connected to the High-Voltage Transmission System, and that represents a relative increase exceeding 0.5% of the average demand of the MEM, must accompany its request for access to the MEM and transmission capacity with the submission of a supply plan that ensures (i) at least 80% of new energy production; and (ii) sufficient physical power backing to cover up to 80% of its consumption.

2.	Basis of preparation of the consolidated financial statements

2.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The attached financial statements have been prepared in order to be included in a Securities and Exchange Commission (“SEC”) filing and have been approved by the Company’s Board of Directors on April, 22, 2026.

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

2.1.1.  Basis of consolidation

The consolidated financial statements as of December 31, 2025 and 2024 and for each of the years ended December 31, 2025, 2024 and 2023, include the financial statements of the Group formed by the parent company and its subsidiaries: Central Vuelta de Obligado S.A., Proener S.A.U., and its controlled companies, Vientos La Genoveva S.A.U., Puerto Energía Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.), CP Achiras S.A.U., CP La Castellana S.A.U., CP Cordillera Solar S.A., CP Servicios Renovables S.A., Puerto Energía S.A.U. and PS Cafayate S.R.L.

Control is achieved when the investor is exposed or entitled to variable returns arising from its ownership interest in the investee and has the ability to affect such returns through its power over the investee. Specifically, the investor controls an investee, if and only if it has:

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

The financial statements as at December 31, 2025, including the figures for the previous periods (this fact not affecting the decisions taken on the financial information for such periods) were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

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

Due to different macroeconomic factors, the triennial inflation in 2025 was higher than such figure, as the goals of the Argentine government, and other available projections, indicate that this trend will not revert in the short term.

So as to evaluate the mentioned quantitative condition and to restate the financial statements, the Argentine Securities Commission established that the series of indexes to be used in the IAS 29 application is the one established by the Argentine Federation of Professional Councils in Economic Sciences.

Considering the before mentioned index, the inflation was 31,5%, 117,8% and 211,4% for the years ended December 31, 2025, 2024 and 2023, respectively.

The following is a summary of the effects of the IAS 29 application:

CENTRAL PUERTO S.A.

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

As at December 31, 2025, and 2024, the Company counted with the following items measured with the current value method: biological assets the share kept in foreign currency of the items Trade and other receivables, Cash and cash equivalents, Other financial assets, Loans and borrowings and Trade and other payables.

(iv)	Non-monetary items at historical cost or at fair value of a date previous to the end of the reported period are restated at rates reflecting the variation occurred at the general level of prices from the acquisition or revaluation date until the end of the reported period; then the amounts restated for those assets are compared with the corresponding recoverable values. Charges to the income (loss) for the period due to property, plant and equipment depreciation and intangible assets amortization, as well as other non- monetary assets consumption are determined in accordance with the new restated amounts.

As of December 31, 2025, and 2024, the items subject to this restatement process were the following:

–	Non-monetary items measured at fair value of a date previous to the end of the reported period: certain machines, equipment, turbogroups and auxiliary equipment of the Property, Plant and Equipment item, which were measured at their fair value as at January 1, 2011 (transition date to IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB)) and Property, Plant and Equipment items acquired in business combinations which were measured at fair value at acquisition date.
–	Non-monetary items at historical cost: the remaining items of Property, Plant and Equipment, Intangible assets, Investment in associates, Inventories and Deferred income tax liabilities and assets.

(v)	When borrowing costs in non-monetary assets are capitalized in accordance with IAS 23, the share of that cost compensating the creditor for the effects of inflation is not capitalized.

The Company proceeded to the capitalization of borrowing costs as stated in Note 2.2.6.

(vi)	The restatement of the non-monetary assets in the terms of a current measurement unit at the end of the reported period without an equivalent adjustment for tax purposes leads to a temporary taxable difference and to the recognition of a deferred-tax liability whose balancing entry is recognized in the income (loss) for the period. In Note 8 the effects of this process are detailed.

CENTRAL PUERTO S.A.

Restatement of the statement of income (loss) and other comprehensive income

(i)	The expenses and income are restated as from the date of accountable entry, including interest and currency exchange differences, except for those items not reflecting or including in their determination the consumption of assets measured in currency of purchasing power previous to the consumption entry, which are restated taking into account the origin date of the asset related to the item (for example, depreciation, devaluation and other consumptions of assets valued at historical cost); and except for income (loss) emerging from comparing two measurements expressed in currency of purchasing power of different dates. For such purpose, it is necessary to identify the compared amounts, separately restate them and compare them again, but with amounts already restated.

(ii)	The income (loss) for exposure to change in purchasing power of currency (income (loss) on net monetary position), originated by the keeping of monetary assets and liabilities, is shown in a separate item of the income (loss) for the period.

(iii)	Gains and losses on non-monetary items measured at fair value are typically calculated as the difference between the restated opening balance, or if acquired during the year, the restated acquisition date value, and the fair value on the reporting date.

Restatement of the Statement of Changes in Equity

All the components of equity are restated by applying the general prices index as from the beginning of the period, and each variation of such components is re-expressed as from the contribution date or as from the moment in which such contribution was made through any other form, with the exception of the account “Capital stock -face value” and "treasury share" which have been maintained for its nominal value and the effects of their restatement can be found in the accounts “Adjustment to capital stock” and "Adjustment to treasury shares", respectively.

Restatement of the Statement of Cash Flows

IAS 29 sets forth that all the items of this section shall be restated in terms of the current measurement unit at the closing date of the reported period.

The monetary results generated by cash and equivalents to cash are stated in the Statement of Cash Flows separately from the cash flows resulting from operation, investment and financing activities as a specific item of the conciliation between the existence of cash and cash equivalents at the beginning and at the end of the period.

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

CENTRAL PUERTO S.A.

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

CENTRAL PUERTO S.A.

The Company recognizes its sales revenue in accordance with the availability of its machines’ effective power, the energy and steam supplied; and as balancing entry, a sales receivable is recognized, which represents the Company’s unconditional right to consideration owed by the customer. Billing for the service is monthly made by CAMMESA in accordance with the guidelines established by SEE; and compensation is usually received in a term lower than 90 days. Therefore, no implicit financing components are recognized. When payments are made after such deadline interests are collected from CAMMESA. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it.

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

Additionally, the Group recognizes the sales from contracts regarding the supplied energy and the prices established in such contracts, and as balancing entry it recognizes an account receivable. Such credit represents the unconditional right the Company has to receive the consideration owed by the customer. Billing for the service is monthly made by CAMMESA in the case of the contracts of the wind farms La Castellana, La Genoveva and Achiras and the contracts of the solar farms Guañizuil II A Cafayate and for the Energía plus contracts in accordance with the guidelines established by SEE; and compensation is received in a term lower than 90 days. Therefore, no implicit financing components are recognized. For the rest of the clients, billing is also monthly and done by the Company; and compensation is received in a term lower than 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it.

Additionally, the Group recognizes revenues from resale and distribution of gas and revenues for the monthly management of the thermal power plant CVO in accordance with the monthly fees established in the respective contracts and as balancing entry, it recognizes a sale credit. Such credit represents the unconditional right the Company has to receive the consideration owed by the customer. Billing for the service is also monthly made by the Company and compensation is generally in a term lower than 90 days. Therefore, no implicit financing components are recognized.

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

CENTRAL PUERTO S.A.

2.2.5.  Taxes Current income tax

Current income tax assets and liabilities for the year are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute those amounts are those that are enacted or substantively enacted, at the end of the reporting period. The statutory tax rate for the Group for the fiscal year 2025 is described in Note 22.

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

CENTRAL PUERTO S.A.

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

In February 2015 CPSA filed the income tax returns for the nine-month period ended September 30, 2014, applying the adjustment for inflation mechanism established by the Argentine Income Tax Law. In addition, the Company filed its income tax return for the three-month period ended December 31, 2014, applying the same adjustment for inflation mechanism.

Later on, on July 27, 2021, the Federal Administration of Public Revenue and Customs Control (“ARCA”, formerly known as AFIP) issued a resolution ordering the initiation of an infringement proceeding in relation to the income tax for the irregular fiscal periods ended September 30, 2014 and December 31, 2014, for the alleged commission of the omission offense set forth in Section 45 of Law No. 11,683. On September 8, 2021, CPSA submitted the corresponding defense brief and offered the respective evidence. As a result of the Ex officio Tax Assessment issued by ARCA on April 28, 2022, CPSA appealed before the Argentine Fiscal Court (TFN) on May 23, 2022. By virtue of this appeal, the TFN ordered the opening of the case to evidence by means of a resolution dated March 29, 2023; and to that effect, on October 26, 2023, the accounting expert’s report was furnished as evidence.

b)	Action for recovery - Income tax refund for fiscal period 2010

In December 2014, the Company, as the surviving company and successor to HPDA, filed before the tax authorities an action for refund of income tax for fiscal year 2010, with the purpose of obtaining the refund of the income tax paid by HPDA due to the lack of application of the inflation adjustment mechanism provided for in the Argentine Income Tax Law. In December 2015, after the statutory term set forth in Law No. 11,683 had elapsed, the Company filed a contentious claim before the National Judiciary in order to seek recognition of the aforementioned right to a refund.

In October 2018, the Company was notified of the first-instance judgment issued by Federal Contentious-Administrative Court No. 5, which upheld the refund claim. The judgment ordered the tax authorities to refund to the Company the amount of 67,612 (at historical values) plus the interest established in Central Bank of Argentina Communication No. 14290, and determined that legal costs be borne by the defendant. Said decision was appealed by ARCA, and on September 9, 2019, Chamber I of the National Court of Appeals in Federal Contentious-Administrative Matters (“CNACAF”) confirmed the appealed judgment. On September 24, 2019, ARCA filed a Federal Extraordinary Appeal (“REF”) against the CNACAF decision, which was answered by the Company. On October 29, 2019, the CNACAF granted the REF and forwarded the case file to the Supreme Court of Justice of the Nation (CSJN). On October 25, 2022, the CSJN confirmed the appealed judgment. On March 21, 2024, the refunded amount was collected together with the corresponding interest.

CENTRAL PUERTO S.A.

c)	Action for recovery - income tax refund for fiscal years 2009, 2011 and 2012

In December 2015, the Company filed on its own behalf an administrative claim for refund before ARCA for income tax corresponding to fiscal year 2009, in the amount of 20,395 at historical values, paid in excess by the Company. The purpose of this refund action is to obtain the reimbursement of the income tax paid by CPSA due to the lack of application of the inflation adjustment mechanism referred to above. On April 22, 2016, after the term established in Law No. 11,683 had elapsed, the Company filed a contentious claim before the Federal Judiciary against ARCA in order to seek the refund of the claimed amount. On September 27, 2019, the judge entered judgment rejecting the claim filed by the Company. Such judgment was appealed by the Company last October 4, 2019. Room I of the National Court of Appeals in Federal Contentious-Administrative Matters (“CNACAF”) upheld the Company’s appeal on March 11, 2020. Following this decision, ARCA filed a Federal Extraordinary Appeal, which was granted by the CNACAF on September 1, 2020. On October 25, 2022, the Supreme Court of Justice of the Nation confirmed the appealed judgment, and on November 27, 2023, CPSA collected the claimed amount together with the corresponding interest.

In December 2017, the Company, as the surviving company and successor to HPDA, filed an administrative claim for refund before ARCA for an amount of 52,783 at historical values, paid in excess by HPDA in respect of income tax for fiscal year 2011. The purpose of this refund action was to obtain the reimbursement of the income tax paid by HPDA due to the lack of application of the inflation adjustment mechanism referred to above. Said claim was rejected by the National Treasury on April 1, 2019. For this reason, the Company filed a contentious-administrative claim on April 25, 2019. On September 13, 2022, the Company obtained a favorable first-instance judgment. Said judgment was appealed by ARCA and subsequently confirmed by the Court of Appeals on May 14, 2024. Against said judgment, ARCA filed a Federal Extraordinary Appeal on June 4, 2024.

In December 2018, the Company filed two administrative refund claims before ARCA: the first was filed by the Company, as the surviving company and successor to HPDA, for an amount of 62,331 at historical values, paid in excess by HPDA in respect of income tax for fiscal year 2012. The second administrative claim was filed by the Company for an amount of 33,265 at historical values, paid in excess by the Company in respect of income tax for the same fiscal year. Both refund actions seek to obtain the reimbursement of the income tax paid by HPDA and the Company due to the lack of application of the inflation adjustment mechanism referred to above. On September 12, 2019, the Company filed both refund claims before the National Federal Contentious-Administrative Courts against ARCA-DGI, in accordance with Section 82, subsection (c) of Law No. 11,683 (as restated in 1998, as amended), as the term provided for in the second paragraph of Section 81 of said law had elapsed. With respect to the first claim, after the Company obtained a favorable first-instance judgment and upon the appeal filed by ARCA, on November 14, 2024, the Court of Appeals confirmed the first-instance judgment. During April and May 2025, CPSA collected the refunded amount together with the corresponding interest.

d)	Action for recovery - Income tax for the fiscal year 2015

On December 23, 2020, the Company filed before the tax authorities an action for refund of income tax for fiscal year 2015 for the amount of 129,231 (at historical values) paid in excess by CPSA. The purpose of this refund action is to obtain the reimbursement of the income tax paid by CPSA due to the lack of application of the inflation adjustment mechanism set forth in the Argentine Income Tax Law. On April 22, 2021, the Company filed a refund claim before the National Federal Contentious-Administrative Courts against ARCA, pursuant to the provisions of Section 82, subsection (c) of Law No. 11,683 (as restated in 1998, as amended), as the term provided for in the second paragraph of Section 81 of said law had elapsed. On December 16, 2025, the Company obtained a favorable first-instance judgment.

e)	Action of recovery - Income tax for the fiscal year 2016

On January 24, 2022, the Company filed before the tax authorities an action for refund of income tax for the fiscal year 2016, for the amount of 189,376 (at historical values) paid in excess by CPSA. Such refund action is intended to obtain the reimbursement of the income tax paid by CPSA due to the lack of application of the inflation adjustment mechanism set forth by the Argentine Income Tax Law.

CENTRAL PUERTO S.A.

f)	Action of recovery - Income tax for the fiscal year 2021 and 2022 – CP La Castellana S.A.U.

On August 22, 2025, the subsidiary CP La Castellana S.A.U. filed before the tax authorities an action for refund of income tax for fiscal years 2021 and 2022 for the amounts of 9,692 and 739,299 (at historical values), respectively, paid in excess by CP La Castellana S.A.U. The refund action is intended to obtain the reimbursement of the income tax paid due to the lack of application of the tax loss carryforward adjustment provided for in the Argentine Income Tax Law.

The Group considered, based on the opinion of its legal advisors and on the basis of the accounting guidelines set forth in IFRIC 23: (i) with respect to the income tax determination for fiscal year 2014 referred to in section a), that it is probable that the position will be accepted in court and, therefore, no liability is required to be recognized in this respect; and (ii) with respect to the pending income tax refund claims, except for the refund action related to HPDA for fiscal year 2011, that it is also probable that the positions adopted by the Company will be accepted in court, and therefore an asset has been recognized for such refund claims.

The corresponding asset is included in the item “Other non-financial assets” of Non-Current Assets under “Income Tax Credits” and it amounts to 430,426 and 790,888 as of December 31, 2025, and 2024, respectively.

Other taxes related to sales and bank account transactions

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

Property, plant and equipment are measured at the acquisition cost, according to Note 2.1.2, net of the cumulative depreciation and/or the cumulative losses due to impairment, if any. This cost includes the cost of replacing components of property, plant and equipment and the cost for borrowings related to long-term construction projects, as long as the requirements for their recognition as assets are fulfilled. The Property, Plant and equipment acquired in a business combination was valued at fair value at acquisition date restated as explained in Note 2.1.2.

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

Electricy power facilities related to combined cycle plants and cogeneration units are depreciated on a straight-line bases over the total useful lives estimated.

CENTRAL PUERTO S.A.

Electric power facilities and auxiliary equipment of Piedra del Águila hydroelectric power plant were depreciated which ended on December 31, 2025.

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

During the years ended December 31, 2025 and 2024 the Group has not capitalized interests.

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

The Group assesses at each reporting period-end whether an existing event, or one that took place after year end and provides additional evidence of conditions that existed at the end of the reporting period, indicates that an individual component or a group of property, plant and equipment and/or intangible assets with finite useful lives may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value less costs to sell, and the value-in-use. That amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows considered are the ones from the cash-generating unit (“CGU”) where such asset belongs.

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

The Group assessed if environmental risks, including physical and transition risks, could have a significant impact. In such a case, these risks are included in the cash flows when calculating the value-in-use. See Note 24 for more information regarding the impact of environmental risks.

The Group bases its impairment calculation on detailed budgets and forecasts calculations which are prepared separately for each of the Group’s CGU to which the individual assets are allocated.

Impairment losses of continuing operations are recognized in a specific line of the consolidated statement of income.

In addition, for the assets for which an existing event, or one that took place after year end and provides additional evidence of conditions that existed at the end of the reporting period, indicates a previously recognized impairment loss may no longer exist or may have decreased,the Group makes an estimate of the recoverable amount of the individual asset or of the cash generating unit, as the case may be.

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

CENTRAL PUERTO S.A.

The group identified events indicating potential impairment reversal of its property, plant and equipment and/or intangible assets with finite useful live related to the issuance of the Resolution N° 400/2025 and the evolution of the exchange rate in relation to the evolution of the inflation index. On the other hand, the group has identified a triggering of potential impairment related to the additional costs incurred in the construction of San Carlos Solar Park as compared to its budget.

In order to measure the recoverability of its conventional and renewable Electric Power Generation property, plant and equipment and its intangible assets with finite useful lives and with indicators of impairment or impairment reversal, the Group has used the value in use of such assets, except for the generating group classified as “Gas turbines” and the land on which the Puerto Nuevo and Nuevo Puerto thermoelectric plants are located, for which the Group has used the fair value less cost of sale. As a result of the recoverability analysis, the Group has concluded that the net book value of its property, plant and equipment and intangible assets is recoverable, except for the assets comprising the cash-generating unit corresponding to the San Carlos solar park. On the other hand, the Group has reversed impairment losses in the following cash-generating units: the Luján de Cuyo combined cycle plant, the Terminal 6 San Lorenzo cogeneration unit, the Brigadier Lopez thermoelectric power plant, the Manque and La Genoveva wind farms, and the generating group classified as “Turbines”.

CGUs Luján de Cuyo Combined Cycle Power Plant, Terminal 6 San Lorenzo cogeneration unit, Brigadier Lopez thermoelectric power plant, Manque and La Genoveva wind farms and San Carlos solar park

The Group has estimated that the carrying amount of the assets comprising the cash-generating unit corresponding to the combined cycle power plant located in Luján de Cuyo is lower than its recoverable amount; therefore, a gain from the reversal of a previously recognized impairment charge on property, plant and equipment amounting to 1,191,582 was determined, allocated within the headings “Electric power facilities and other equipment”, “Land and buildings” and “Others”, and recognized under the line item “Impairment reversal (Impairment) of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2025. After recognizing such impairment reversal, the carrying amount of the combined cycle power plant located in Luján de Cuyo amounts to 89,198,481.

The Group has estimated that the carrying amount of the assets comprising the cash-generating unit corresponding to the Terminal 6 San Lorenzo cogeneration unit is lower than its recoverable amount; therefore, a gain from the reversal of a previously recognized impairment charge on property, plant and equipment amounting to 12,313,826 was determined, allocated within the headings “Electric power facilities and other equipment”, “Land and buildings” and “Others”, and recognized under the line item “Impairment reversal (Impairment) of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2025. After recognizing such impairment reversal, the carrying amount of the Terminal 6 San Lorenzo cogeneration unit amounts to 523,027,037.

The Group has estimated that the carrying amount of the assets comprising the cash-generating unit corresponding to the Brigadier Lopez thermoelectric power plant is lower than its recoverable amount; therefore, a gain from the reversal of a previously recognized impairment charge on property, plant and equipment amounting to 40,815,701, allocated within the headings “Electric power facilities and other equipment”, “Land and buildings”, “Construction in progress” and “Others”, and on intangible assets amounting to 1,821,080, was determined, and recognized under the line item “Impairment reversal (Impairment) of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2025. After recognizing such impairment reversal, the carrying amount of the Brigadier Lopez thermoelectric power plant amounts to 423,351,892.

CENTRAL PUERTO S.A.

The Group has estimated that the carrying amount of the assets comprising the Manque wind farm is lower than its recoverable amount; therefore, a gain from the reversal of a previously recognized impairment charge on property, plant and equipment amounting to 5,484,829, allocated within the headings “Land and buildings”, “Wind turbines”, “Electric power facilities and other equipment” and “Others”, and on intangible assets amounting to 2,352, was determined, and recognized under the line item “Impairment reversal (Impairment) of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2025. After recognizing such impairment reversal, the carrying amount of the Manque wind farm amounts to 97,217,332.

Likewise, the Group has estimated that the carrying amount of the assets comprising the La Genoveva wind farm is lower than its recoverable amount; therefore, a gain from the reversal of a previously recognized impairment charge on property, plant and equipment amounting to 9,289,018, allocated within the headings “Land and buildings”, “Wind turbines”, “Electric power facilities and other equipment” and “Others”, and on intangible assets amounting to 54,234, was determined, and recognized under the line item “Impairment reversal (Impairment) of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2025. After recognizing such impairment reversal, the carrying amount of the La Genoveva wind farm amounts to 138,187,766.

Finally, the Group has estimated that the carrying amount of the assets comprising the cash-generating unit corresponding to the San Carlos solar park exceeds its recoverable amount by 12,059,549; therefore, an impairment charge was recognized on property, plant and equipment amounting to 11,754,641, allocated within the headings “Electric power facilities and other equipment”, “Land and buildings” and “Others”, and on intangible assets amounting to 304,908, which were recognized under the line item “Impairment reversal (Impairment) of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2025. After recognizing such impairment, the carrying amount of the San Carlos solar park amounts to 18,160,006.

The key assumption to estimate the value in use is the following:

–	Revenue: the revenue has been determined for the budgeted period on the basis of the energy and power sales prices arising from the current resolutions issued by the Secretariat of Energy (SE) and on the basis of the power purchase agreements entered into, considering effects generated by current regulations in connection with the future mix between spot sales and power purchase agreements, where applicable. In this regard, the Group considered different weighted alternatives in relation to the evolution of the mentioned mix, which implied the development of different scenarios with different estimates of the expected cash flows and the assignment of probabilities of occurrence based on the Group's experience and expectations.

Other relevant assumptions are described below:

–	Costs: costs have been determined on the basis of operating costs incurred in the past, the most significant cost being maintenance, which was estimated under the terms of the contracts in force with suppliers.

–	Discount rate: it represents the current market assessment of the specific risks of the Company, taking into consideration the time-value of money. Discount rate calculation is based on the circumstances of the market participants, and it is derived from the weighted average cost of capital (WACC). The WACC rate takes into consideration both debt and equity. The cost of equity is derived from the expected return on investment by market participant investors, whereas the cost of debt is based on the conditions of the debt which market participants could access to. The specific risks of the operational segment are incorporated by applying individual beta factors, which are annually assessed from the available public information of the market.

Discount rates used to determine the value in use as of December 31, 2025, were from 10% to 11.1% after income tax, depending on the term of the future cash flows.

CENTRAL PUERTO S.A.

Any increase in the discount rate would result in additional impairment for the San Carlos solar park cash-generating unit.

–	Macroeconomic variables: estimated inflation and devaluation rates, as well as exchange rates used, were obtained from external sources, which are well-known consulting firms dedicated to the local and global economic analysis, widely experienced in the market.

During 2024, the Group recorded impairment losses of 132,525,397 and 1,761,512 in property, plant and equipment and in intangible assets, respectively, related to the Terminal 6 San Lorenzo cogeneration unit, the Brigadier Lopez thermoelectric power plant, the combined cycle power plant located in Luján de Cuyo, the Buenos Aires combined cycle power plant located at the Costanera plant, the Manque wind farm and the La Genoveva wind farm.

The Luján de Cuyo combined cycle plant, the Brigadier Lopez thermoelectric power plant and the Terminal 6 San Lorenzo cogeneration unit belong to the conventional electric power generation segment. The Manque and La Genoveva wind farms and the San Carlos solar park belong to the renewable electric power generation segment.

Gas turbines

The Group has reviewed during fiscal year 2025, the recoverability of the turbines as individual assets and estimated that the carrying amount of the General Electric generator group, which is stored at the facilities of the Nuevo Puerto power plant, is lower than its recoverable amount; therefore, a gain from the reversal of a previously recognized impairment charge on property, plant and equipment amounting to 2,037,281 was determined within the heading “Turbines” and recognized under the line item “Impairment reversal (Impairment) of property, plant and equipment and intangible assets” in the consolidated statement of income for the year ended December 31, 2025.

To determine the recoverable value of this generating group, the Group has used the fair value less costs to sell.

After recognizing such impairment reversal, the carrying amount of the General Electric generator group amounts to 30,688,398.

2.2.9.	Financial instruments. Presentation, recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or an equity instrument of another entity.

2.2.9.1.   Financial assets - Classification

According to IFRS 9 “Financial instruments”, the Group classifies its financial assets into three categories:

–	Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to solely payments of principal and interest.

Additionally, and for those assets complying with the above-mentioned conditions, IFRS 9 provides for the option of designating, at initial recognition, an asset to be measured at fair value if doing so would eliminate or significantly reduce a measurement or recognition inconsistency, which would appear if the assets or liabilities valuation or the recognition of their profits or losses were performed on different grounds. The Group has not designated a financial asset at fair value using this option.

CENTRAL PUERTO S.A.

At the closing of these consolidated financial statements, the financial assets at amortized cost of the Group include certain cash and short-term investments, trade and other receivables and other non-current financial assets.

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

Any financial assets at fair value through profit or loss belong to a residual category that includes the financial assets that are not held under one of the two business models mentioned, including those held for trading and those designated at fair value at initial recognition.

At the closing of these consolidated financial statements, the financial assets of the Group at fair value through profit or loss include mutual funds, public debt securities, stocks and corporate bonds and interest rate swaps, accounted for under other financial assets.

Recognition and measurement

The purchase and sale of financial assets are recognized at the date on which the Group commits to purchase or sell the assets.

Financial assets valued at amortized cost are initially recognized at their fair value plus transaction costs. These assets accrue interest according to the effective interest rate method.

Financial assets valued at fair value through profit or loss and other comprehensive income are initially recognized at fair value, and transaction costs are recognized as expenses in the consolidated statement of income. Subsequently, they are valued at fair value. Changes in fair value and results on disposal of financial assets at fair value through profit or loss and other comprehensive income are recorded in financial income or financial expenses and other comprehensive income, respectively, in the consolidated statement of income and consolidated statement of comprehensive income, respectively.

In general, the Group uses the transaction price to determine the fair value of a financial instrument at the initial recognition. In the rest of the cases, the Group only records a gain or loss at initial recognition if the fair value of the instrument is evidenced by other comparable and observable market transactions for the same instrument or if it is based on a valuation technique that only includes observable market data. Gains or losses not recognized at the initial recognition of a financial asset are subsequently recognized only to the extent that they arise from a change in factors (including time) that market participants would consider when setting the price.

The profit or loss of debt instruments which are measured at amortized cost and are are not designated in a hedging relationship are recognized in profit or loss when the financial assets are derecognized or when impairment is recognized and during the amortization process by using the effective interest rate method. The Group reclassifies investments in debt instruments only when the business model used to manage those assets changes.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized; that is to say, it is removed from the statement of financial position, when:

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

When the contractual rights to receive cash flows from an asset have been transferred or a pass-through arrangement has been entered into, but all of the risks and rewards of the asset have neither transferred nor retained substantially and control has not been transferred, such asset shall continue to be recognized to the extent of the Group’s continuing involvement in it. In this case, the Group shall also recognize the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Impairment of financial assets

IFRS 9 establishes an “expected credit loss” model (“ECL”). This requires the application of considerable judgment with regard to how changes in economic factors affect ECL, which is determined over a probability-weighted average basis. ECL results from the difference between contractual cash flows and the present value of the cash flows that the Group expects to receive.

Pursuant to IFRS 9, loss allowances are measured using one of the following bases:

–	The 12-month ECL: these are expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date; and

–	Lifetime expected credit losses: these are expected credit losses that result from all possible default events over the life of the financial instrument.

Given the nature of the clients with which the Group operates and on the basis of the foregoing criteria, the Group did not identify expected credit losses.

With regard to financial placements and in accordance with the placement policies in force, the Group monitors the credit rating and the credit risk of these instruments. Pursuant to the analysis, the Group did not identify the need to record impairment of these types of instruments.

2.2.9.2.	Financial liabilities

Initial recognition and subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and payables or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

Financial liabilities are initially recognized at their fair value, net of the incurred transaction costs. Since the Group has no financial liabilities whose characteristics require fair value measurement, according to IFRS Accounting Standards, after initial recognition, the financial liabilities are measured at amortized cost. Any difference between the amount received as financing (net of transaction costs) and the repayment amount is recognized in profit or loss throughout the life of the debt financial instrument using the effective interest rate method.

Regarding the loan with Mitsubishi Corporation, described in Note 13.3.8., the initial recognition was at its fair value and subsequently the loan is measured at amortized cost. The mentioned loan includes a scheme of annual repayments with minimum payments, which may increase according to the free cash flows of the previous year of the controlled company Central Costanera S.A. If there are changes in the estimated free cash flows that result in changes in future principal payments, the Group recognizes the impact within financial income or financial costs, as appropriate, in the consolidated statement of income for the year in which such change in estimate occurs.

CENTRAL PUERTO S.A.

At the closing date of these consolidated financial statements, the financial liabilities classified as loans and payables of the Group include Trade and other payables, and interest-bearing loans and borrowings.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation specified in the corresponding contract has been discharged, cancelled or has expired.

When an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized as financial income or financial costs in the consolidated statement of income, as the case may be.

2.2.9.3.	Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset, so that the net amount is presented in the statement of financial position only if there is a currently legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

2.2.9.4.	Financial assets and liabilities with related parties

Assets and liabilities with related parties are initially recognized at fair value plus directly attributable transaction costs. To the extent that they arise from transactions not carried out on an arm’s length basis, any difference arising at initial recognition between such fair value and the consideration given or received is treated as an equity transaction (capital contribution or dividend distribution, depending on whether it is positive or negative).

Following initial recognition, these receivables and payables are measured at their amortized cost using the effective interest rate (EIR) method. The EIR amortization is recognized in the statement of income as financial income or financial costs.

2.2.9.5.   Derivative financial instruments and hedge accounting Initial recognition and subsequent measurement

The derivative financial instruments are initially recognized at their fair values at the date on which the contract is entered into, and they are subsequently remeasured at their fair value. The derivative financial instruments are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative.

The method to recognize the loss or gain from the change in fair value depends on whether the derivative has been designated as a hedge instrument; in such case, on the nature of the item it is covering. The Company can designate certain derivatives as:

–	Fair value hedge;

–	Cash flow hedge;

At the beginning of the transaction, the Group records the relationship between the hedge instruments and items covered, as well as its objectives for risk management and the strategy to carry out hedge transactions. It also records its assessment, both at inception and on an ongoing basis, of whether the derivatives used in the hedge transactions are highly effective in offsetting changes in fair value or in the cash flows of the items covered.

CENTRAL PUERTO S.A.

Fair value hedge

Changes in fair value of derivatives designated and qualifying as fair value hedge are recorded in the statement of income together with any change in the fair value of the covered asset or liability attributable to the covered risk.

Cash flow hedge

The effective part of changes in fair value of the derivatives designated and qualifying as cash flow hedge are recognized in other comprehensive income. The loss or income related to the ineffective portion is immediately recognized in the statement of income within financial expenses or financial income, respectively.

The cumulative amounts recognized in Other comprehensive income are reclassified to the consolidated statement of income in the periods in which the item covered affects the consolidated statement of income. In the case of interest rate hedges, this means the amounts recognized in equity are reclassified to net financial results as interest is accrued on associated debts.

As at December 31, 2025, the Group has no hedging derivative instruments. Hence, swap contracts of interest rate are measured at their fair value at the closing of each period or fiscal year and are stated as assets or liabilities depending on the rights and obligations arising from the respective contracts. In this way, changes in the accounting measurement of such contracts are recognized in the consolidated statement of income under financial income or financial costs, as applicable.

2.2.10.  Inventories

Inventories are valued at the lower of acquisition cost and net realizable value. In the estimation of net recoverable values, the purpose of the asset to be measured and the movements of items of slow or scarce rotation are taken into account. Inventories balance is not higher than its net realizable value at the corresponding dates.

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

CENTRAL PUERTO S.A.

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

See Note 24.

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

CENTRAL PUERTO S.A.

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

The cost of share-based payments transactions that are settled with equity instruments is determined by the fair value at the date when the grant is made using an appropriate valuation model.This cost is recognized in the consolidated financial statements under employee benefits expense, together with a corresponding total increase in non-controlling interest.

On November 15, 2023, the beneficiary exercised the option included in the 2017 stock option agreement and acquired the shares representing 10% of the capital stock of CPR. See Consolidated Statement of Changes in Equity. As of December 31, 2023 all obligations under the stock option agreement were met.

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

For management purposes, as of December 31, 2025, the Group is organized into three business units to carry out its activities, as follows:

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

As of December 31, 2024, the Group had a fourth business unit related to natural gas transport and distribution. The Group was primarily engaged in the natural gas distribution sector in the Cuyo and Centro regions of the Argentine Republic through its investment in its associate ECOGAS Group (see Note 3.1)

The financial performance of segments is evaluated based on operating income / expense before depreciation and amortization ("Adjusted EBITDA") (Note 4). The group of executive directors is the Chief Operating Decision Maker (CODM) and monitors the Adjusted EBITDA of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

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

CENTRAL PUERTO S.A.

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

On February 17, 2023, the Group acquired Central Costanera S.A. The business combination was accounted for using the "acquisition method" provided for in IFRS 3. As a result of the application of this method, the Group determined that the consideration transferred was lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. Therefore, the Group recognized a gain from bargain purchase amounting to 97,641,005 in the consolidated statement of income for the year ended December 31, 2023. During 2024, the Group has revised the preliminary allocation of the price and the valuation at fair value of the identifiable assets and liabilities assumed made in 2023 and no modifications have been identified.

On May 3, 2023, the Group acquired the companies Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A. The business combination was accounted for using the "acquisition method" provided for in IFRS 3. As a result of the application of this method, the Group determined that the consideration transferred was lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. Therefore, the Group recognized a gain from bargain purchase amounting to 110,462,776 in the consolidated statement of income for the year ended December 31, 2023. During 2024, the Group has revised the preliminary allocation of the price and the valuation at fair value of the identifiable assets and liabilities assumed made in 2023 and no modifications have been identified.

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

CENTRAL PUERTO S.A.

Recoverability of property, plant and equipment and intangible assets:

At each closing date of the reported period, the Group evaluates if there is any sign that the property, plant and equipment and/or intangible assets with finite useful lives may have their value impaired or if an impairment reversal is required. Impairment exists when the book value of assets related to the Cash Generating Unit (CGU) exceeds its recoverable value, which is the higher between its fair value less costs of sale of such asset and value in use. An impairment reversal exists when the CGU’s recoverable value is higher than its carrying amount. The value in use is calculated through the estimation of future cash flows discounted at their present value through a discount rate that reflects the current assessments of the market over the temporal value of money and the specific risks of each CGU. The recoverable value is sensitive to the estimated inflows.

Biological assets:

The process of estimating the value of biological assets is determined using fair values. This estimation includes judgment and assumptions related to estimated forest growth, margins, and discount rates.

Business combinations:

See Note 2.2.20.

2.4.	Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2025, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Lack of interchangeability - Amendments to IAS 21

The effects of changes in foreign currency exchange rates establish how entities should assess whether a currency is interchangeable with another currency and how they should determine the exchange rate to be applied when a currency is not interchangeable. In addition, the amendments require entities to disclose information that allows users of their financial statements to assess how the lack of interchangeability of a currency affects or is expected to affect their financial performance, financial position and cash flows.

The amendments have not had a material impact on the Group's financial statements.

.

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

CENTRAL PUERTO S.A.

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

Amendments to the Classification and Measurement of Financial Instruments — Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued the Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the “Amendments”). These Amendments include:

– The clarification that financial liabilities should be derecognized on the “settlement date” and the inclusion of an accounting policy option (provided that specific conditions are met) to derecognize financial liabilities settled through an electronic payment system before the settlement date.

– Additional guidance on how to assess the contractual cash flows of financial assets with environmental, social and governance (“ESG”) features and similar features.

– Clarifications regarding what is included in the term “non-recourse features” and what constitutes the features of contractually linked instruments.

– The introduction of disclosures about financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

The Amendments will become effective on January 1, 2026, and early application is permitted only with respect to the classification of financial assets and related disclosures.

The Group does not expect the Amendments to have a material effect on its financial statements.

CENTRAL PUERTO S.A.

Annual Improvements to IFRS Accounting Standards – Volume 11

In July 2024, the IASB issued nine limited-scope amendments as part of its ongoing maintenance of IFRS Accounting Standards. The amendments include clarifications, simplifications, corrections or changes intended to improve the consistency of IFRS 1, First-time Adoption of International Financial Reporting Standards, IFRS 7, Financial Instruments: Disclosures and its related Implementation Guidance, IFRS 9, Financial Instruments, IFRS 10, Consolidated Financial Statements, and IAS 7, Statement of Cash Flows.

The amendments will become effective for reporting periods beginning on or after January 1, 2026.

Early adoption is permitted, provided that this fact is disclosed. The Group does not expect the amendments to have a material impact on its financial statements.

Nature-dependent electricity contracts – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued amendments to IFRS 9 and IFRS 7 – Nature-dependent electricity contracts. The amendments apply only to nature-dependent electricity contracts and:

– Clarify the application of the “own use” requirements for contracts within the scope.

– Modify the designation requirements for a hedged item in a cash flow hedging relationship for contracts within the scope.

– Introduce new disclosure requirements to enable investors to understand the effect of these contracts on the entity’s financial performance and cash flows.

The amendments will become effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, provided that this fact is disclosed. Amendments relating to the own-use exception must be applied retrospectively, while amendments to hedge accounting must be applied prospectively to new hedging relationships designated from the date of initial application. In addition, the amendments to IFRS 7 disclosures must be implemented together with those of IFRS 9. If an entity does not restate comparative information, it will not be permitted to present comparative information.

As of the date of issuance of these financial statements, the Group is evaluating the impact that the amendments may have on its financial statements.

3.	Investment in associates

The book value of investment in associates as of December 31, 2025 and 2024 amounts to:

	12-31-2025	12-31-2024
	ARS 000	ARS 000

Ecogas Group (Note 3.1)	—	114,782,833
3C Lithium Pte. Ltd	26,921,216	27,680,352
Transportadora de Gas del Mercosur S.A.	1,675,940	1,282,373
	28,597,156	143,745,558

The share of the profit (loss) of associates for the years ended December 31, 2025, 2024 and 2023 amounts to:

	2025	2024	2023
	ARS 000	ARS 000	ARS 000

Ecogas Group (Note 3.1)	60,133,780	22,176,423	16,698,629
3C Lithium Pte. Ltd	(759,136)	—	—
Transportadora de Gas del Mercosur S.A.	324,648	(958,059)	820,961
	59,699,292	21,218,364	17,519,590

CENTRAL PUERTO S.A.

3.1. Invesments in gas distribution

As of December 31, 2024 the Group held ownership interests of 42.31% in Ecogas Inversiones S.A. ("Ecogas", formerly known as Inversora de Gas del Centro S.A., the controlling company of Distribuidora de Gas del Centro S.A. “DGCE” and Distribuidora de Gas Cuyana S.A. “DGCU”), and of 17.20% in DGCE (hereinafter, the “ECOGAS Group”). Consequently, the Group held, both directly and indirectly, 40.59% of the share capital of DGCE, and, indirectly, 21.58% of the share capital of DGCU. The Company did not have control over such companies.

Ecogas is a publicly-traded company listed on BYMA. DGCE's main activity is the provision of the public natural gas distribution service through pipeline networks in the provinces of Córdoba, La Rioja and Catamarca, while the main activity of DGCU is the provision of the public natural gas distribution service through pipeline networks in the provinces of Mendoza, San Juan and San Luis.

During May 2025 and December 2024, the Group received dividends from the ECOGAS Group amounting to 26,741,152 and 3,011,301, respectively.

On December 19, 2024, Ecogas carried out a public offering of subscription of shares in kind and a voluntary exchange, which consisted of (i) a voluntary public exchange offer of DGCU shares for new ordinary shares of Ecogas at an exchange ratio equivalent to 15.83467388 DGCU shares for each new Ecogas share and (ii) a voluntary public exchange offer of DGCE shares for new ordinary shares of Ecogas at an exchange ratio equivalent to 12.55431094 DGCE shares for each new Ecogas share. The settlement date for the share exchange was January 17, 2025. As a result of the exchange offer, as from that date, the Group’s resulting direct ownership interest in Ecogas was 26.17%, while maintaining a direct 17.20% interest in DGCE. The effects of this transaction amounting to 41,946,463 were recognized in the line item “Share of profit of associates” in the statement of income for the year ended December 31, 2025.

On March 31, 2025, CPSA’s Board of Directors approved proceeding with a corporate reorganization whereby, subject to approval by the Shareholders’ Meetings of the companies involved, CPSA spun off its ownership interests in the ECOGAS Group and cash amounting to 305,000, to be absorbed by Ecogas Inversiones S.A. On May 22, 2025, the corporate reorganization was approved by the respective Shareholders’ Meetings. The effective date of the spin-off and merger was set for October 1, 2025, once the conditions precedent established in the Definitive Spin-off and Merger Agreement were met and following approval by the CNV on September 10, 2025. The shares issued by Ecogas Inversiones S.A. in exchange for the incorporation of the spun-off assets were received directly by CPSA’s shareholders at a ratio of 1 Ecogas Inversiones S.A. share for every 18.6694 CPSA shares held.

As a result of the approval of the spinoff and merger, the Company had recognized a liability with its shareholders at fair value to recognize the obligation to deliver the ownership interests in the ECOGAS Group and the cash of 305,000, recording the offsetting entry in equity. On October 1, 2025 (the effective date of the spinoff and merger), the Company settled such liability by delivering the corresponding assets.

Below is summarized investment in associate of Ecogas Inversiones S.A. as of September 10, 2025:

	09-10-2025
	Ecogas Inversiones S.A.	Distribuidora de Gas del Centro S.A.	Total

Equity attributable to holders of the parent	602,232,193	219,333,875	821,566,068
% of participation in an investment in associate	26.17%	17.20%
Subtotal	157,604,165	37,725,427	195,329,592

Lower value of investment	(15,766,615)	(23,889,342)	(39,655,957)
Impairment			(9,732,649	)(1)
Investment in associate			145,940,986

(1)	At September 10, 2025 the value of this investment was net of an Impairment given that fair value was lower than book value as of such date.

CENTRAL PUERTO S.A.

Below is summarized share of the profit of associate of Ecogas Inversiones S.A. as of September 10, 2025 and December 31, 2025 and 2024:

	09-10-2025				2024			2023
	Ecogas Inversiones S.A.	Distribuidora de Gas del Centro S.A.	Total		Ecogas Inversiones S.A.	Distribuidora de Gas del Centro S.A.	Total	Ecogas Inversiones S.A.	Distribuidora de Gas del Centro S.A.	Total

Total comprehensive income for the year	68,516,532	34,506,973	103,023,505		30,888,254	25,524,785	56,413,039	23,475,552	11,730,312	35,205,864

% of participation in an investment in associate	26.17%	17.20%			42.31%	17.20%		42.31%	17.20%
Subtotal	17,930,776	5,935,199	23,865,975		13,068,820	4,390,263	17,459,083	9,932,506	2,017,614	11,950,120

Lower value of investment	1,215,052	1,840,860	3,055,912		1,956,050	2,761,290	4,717,340	1,987,219	2,761,290	4,748,509
Impairment			(9,732,649	)(1)			—			—
Share of the profit of associate			17,189,238				22,176,423			16,698,629

(1)	At September 10, 2025 the value of this investment was net of an Impairment given that fair value was lower than book value as of such date.

Below is summarized financial information of Ecogas Inversiones S.A. as of December 31, 2024:

2024
ARS 000

Statement of financial position

Non-current assets	509,853,710
Current assets	282,657,701
Non-current liabilities	112,042,003
Current liabilities	176,965,322
Equity attributable to holders of the parent	272,683,007
Non-controlling interests	230,821,080

Below is summarized revenues, equity holders of the parent and non-controlling interests of Ecogas Inversiones S.A. as of August 31, 2025 and December 31, 2024 and 2023:

	09-10-2025	2024	2023
	ARS 000	ARS 000	ARS 000
Revenues

Net income for the year:	601,114,143	643,119,103	418,679,726

- Equity holders of the parent	83,879,439	30,888,254	23,475,552
- Non-controlling interests	11,351,416	22,984,552	15,258,122

3.2. Transportadora de Gas del Mercosur S.A.

The Group has a 20% ownership interest in Transportadora de Gas del Mercosur S.A. (“TGM”). TGM owns a gas pipeline that extends from Aldea Brasilera (in the Province of Entre Ríos) to Paso de los Libres (in the Province of Corrientes). TGM is a private company that is not listed on any stock exchange.

3.3. 3C Lithium Pte. Ltd.

See Note 20.6.

CENTRAL PUERTO S.A.

4.	Operating segments

The following provides summarized information of the operating segments for the years ended December 31, 2025, 2024 and 2023:

	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Forest activity	Natural Gas Transport and Distribution (1)	Others	Adjustments and Eliminations (2)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
As of December 31, 2025
Revenues	877,879,872	169,324,254	19,080,032	499,495,314	24,543,940	(492,901,222)	1,097,422,190
Cost of sales	(593,931,020)	(67,579,029)	(21,002,788)	(317,366,460)	(16,853,449)	312,253,567	(704,479,179)
Administrative and selling expenses	(78,207,839)	(5,333,795)	(11,000,615)	(71,853,556)	(6,888,218)	71,853,556	(101,430,467)
Other operating income	101,325,812	27,167,985	1,326,325	6,660,863	(73,016)	(6,660,863)	129,747,106
Other operating expenses	(20,243,151)	(6,255,950)	(85,332,271)	(11,754,697)	(5,414)	11,754,697	(111,836,786)
Impairment Reversal (Impairment) of property, plant and equipment and intangible assets	58,179,470	2,770,884	—	—	—	—	60,950,354
Operating income	345,003,144	120,094,349	(96,929,317)	105,181,464	723,843	(103,700,265)	370,373,218
Depreciation of property, plant and equipment	(112,954,648)	(43,939,953)	(3,638,539)	(21,920,948)	(175,131)	21,920,948	(160,708,271)
Amortization of intangible assets	(502,891)	(1,774,026)	—	(1,065,922)	—	1,065,922	(2,276,917)
Adjusted EBITDA (4)	458,460,683	165,808,328	(93,290,778)	128,168,334	898,974	(126,687,135)	533,358,406

Operating income							370,373,218
Other results (3)							(17,525,179)

Net income							352,848,039

Total assets	2,262,785,808	822,116,104	375,024,768	602,514,302	209,827,077	(602,478,261)	3,669,789,798
Total liabilities	(691,537,091)	(307,838,550)	(49,690,281)	(246,067)	(4,605,968)	246,067	(1,053,671,890)

	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Forest activity	Natural Gas Transport and Distribution (1)	Others	Adjustments and Eliminations (2)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
As of December 31, 2024
Revenues	751,244,644	162,921,790	28,743,075	654,626,123	20,137,230	(646,619,724)	971,053,138
Cost of sales	(475,645,906)	(63,868,226)	(27,909,551)	(422,737,917)	(14,728,093)	417,487,962	(587,401,731)
Administrative and selling expenses	(83,587,433)	(6,562,991)	(10,934,820)	(97,222,347)	—	97,222,347	(101,085,244)
Other operating income	122,785,168	11,580,550	30,781,835	9,853,068	156,993	(9,853,068)	165,304,546
Other operating expenses	(33,785,608)	(16,925,595)	(3,448,002)	(5,976,052)	(5,904)	5,976,052	(54,165,109)
Impairment Reversal (Impairment) of property, plant and equipment and intangible assets	(94,926,264)	(39,360,645)	—	—	—	—	(134,286,909)
Operating income	186,084,601	47,784,883	17,232,537	138,542,875	5,560,226	(135,786,431)	259,418,691
Depreciation of property, plant and equipment	(99,268,735)	(43,827,301)	(2,836,641)	(32,636,241)	(209,785)	32,636,241	(146,142,462)
Amortization of intangible assets	(1,760,122)	(1,780,227)	—	(1,384,223)	—	1,384,223	(3,540,349)
Adjusted EBITDA (4)	287,113,458	93,392,411	20,069,178	172,563,339	5,770,011	(169,806,895)	409,101,502

Operating income							259,418,691
Other results (3)							(178,839,709)

Net income							80,578,982

Total assets	2,117,645,961	866,213,776	465,801,459	793,317,624	51,434,241	(792,511,411)	3,501,901,650
Total liabilities	498,169,489	480,348,023	43,432,524	289,007,324	29,057,472	(289,007,324)	1,051,007,508

	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Forest activity	Natural Gas Transport and Distribution (1)	Others	Adjustments and Eliminations (2)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
As of December 31, 2023
Revenues	704,990,090	158,205,416	16,658,571	424,411,998	13,087,277	(419,089,205)	898,264,147
Cost of sales	(514,082,128)	(55,600,820)	(15,455,324)	(345,277,354)	(14,186,106)	342,547,687	(602,054,045)
Administrative and selling expenses	(80,847,347)	(5,504,417)	(4,611,568)	(89,165,538)	—	89,165,538	(90,963,332)
Other operating income	606,507,980	31,023,115	43,030,067	18,000,810	384,831	(18,000,810)	680,945,993
Other operating expenses	(31,396,317)	(637,059)	(11,255,155)	(5,086,438)	(50,212)	5,086,439	(43,338,742)
Impairment Reversal (Impairment) of property, plant and equipment and intangible assets	58,326,548	67,702,554	—	—	—	—	126,029,102
Operating income	743,498,826	195,188,789	28,366,591	2,883,478	(764,210)	(290,351)	968,883,123
Depreciation of property, plant and equipment	(144,687,744)	(37,658,237)	(996,042)	(33,678,957)	(203,528)	33,678,957	(183,545,551)
Amortization of intangible assets	(15,841,102)	(1,763,235)	—	(1,410,103)	—	1,410,103	(17,604,337)
Adjusted EBITDA (4)	904,027,672	234,610,261	29,362,633	37,972,538	(560,682)	(35,379,411)	1,170,033,011

Operating income							968,883,123
Other results (3)							(550,755,802)

Net income							418,127,321

Total assets	2,505,487,593	1,056,314,777	448,075,704	700,322,646	9,834,801	(700,102,627)	4,019,932,894
Total liabilities	859,834,280	655,304,956	45,390,784	242,420,300	5,622,162	(242,420,299)	1,566,152,183

(1)	Includes the results of the associates ECOGAS Group and TGM up to September 30, 2025, and for the year ended December 31, 2024, as well as the results related to the resale of gas transportation capacity as of those dates. See Note 3.1.
(2)	Includes adjustments and eliminations related to investments accounted for using the equity method.
(3)	Includes results from exposure to changes in the purchasing power of the currency, finance income and costs, results from investments in entities measured at fair value, share of the profit of associates, gain from bargain purchase and income tax.
(4)	Corresponds to operating income before deducting depreciation and amortization.

CENTRAL PUERTO S.A.

Major customers

During the years ended December 31, 2025, 2024 and 2023 revenues from CAMMESA amounted to 87%, 88% and 84%, respectively, from total Group revenues.

5.	Revenues

	2025	2024	2023
	ARS 000	ARS 000	ARS 000

Spot market revenues	548,762,404	469,425,989	445,521,508
Sales under contracts	450,329,039	392,764,116	375,306,225
Steam sales	51,757,640	51,976,328	42,367,772
Forest activity revenues	19,080,032	28,743,075	16,658,571
Resale of gas transport and distribution capacity	8,876,982	8,006,400	5,322,793
Revenues from CVO thermal plant management	18,616,093	20,137,230	13,087,278
	1,097,422,190	971,053,138	898,264,147

6.	Operating expenses

6.1.	Cost of sales

	2025	2024	2023
	ARS 000	ARS 000	ARS 000

Inventories and biological assets at the beginning of each year	326,291,664	317,754,281	211,916,572

Adquisition of biological assets (1)	—	—	114,072,028

Purchases and operating and forest production for each year:

– Purchases	234,586,291	106,560,695	88,744,345
– Operating expenses (Note 6.2)	465,273,750	445,744,024	499,600,026
– Transfers to property, plant and equipment, net	—	—	(37,862,919)
– Forest production expenses (Note 6.2)	11,174,227	15,023,755	7,074,857
– Forest growth and revaluation of biological assets (Notes 7.1 and 7.2)	(87,009,450)	28,610,640	36,263,417
	624,024,818	595,939,114	593,819,726

Inventories and biological assets at the end of each year	(245,837,303)	(326,291,664)	(317,754,281)
	704,479,179	587,401,731	602,054,045

(1) Corresponds to the biological assets that were added to the Group through the business combinations described in Note 2.2.20.

CENTRAL PUERTO S.A.

6.2. Operating, forest production, administrative and selling expenses

	2025			2024			2023
Accounts	Operating expenses	Forest production expenses	Administrative and selling expenses	Operating expenses	Forest production expenses	Administrative and selling expenses	Operating expenses	Forest production expenses	Administrative and selling expenses
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	110,787,097	24,035	40,181,074	112,986,452	16,796	43,524,902	119,456,508	478,993	39,641,889
Other long-term employee benefits	4,273,249	—	681,444	12,330,620	—	1,223,935	8,290,728	—	952,841
Depreciation of property, plant and equipment	156,967,699	—	3,740,572	143,241,256	—	2,901,206	182,206,457	49,840	1,289,254
Amortization of intangible assets	2,276,917	—	—	3,540,349	—	—	17,604,337	—	—
Purchase of energy and power	6,093,898	—	—	4,831,597	—	—	4,200,169	—	129
Fees and compensation for services	41,173,423	399,758	35,600,759	28,757,284	1,038,747	34,492,694	26,565,299	937,089	28,589,262
Maintenance expenses	75,311,773	—	457,017	64,762,685	—	317,831	61,893,779	—	413,506
Consumption of materials and spare parts	40,328,630	—	—	34,010,499	728,345	—	37,736,612	—	—
Insurance	18,772,580	—	141,998	27,899,245	—	131,322	26,447,542	6,967	150,283
Levies and royalties	6,114,132	—	—	9,119,280	—	—	11,562,887	—	—
Taxes and assessments	2,016,297	—	4,743,290	1,918,055	—	5,605,700	1,239,068	4,357	4,910,400
Tax on bank account transactions	195,832	—	11,898,626	137,738	—	8,464,550	130,752	—	13,304,018
Forest production services	—	10,750,434	1,436,376	—	13,239,867	1,985,060	—	5,497,457	6,651
Others	962,223	—	2,549,311	2,208,964	—	2,438,044	2,265,888	100,154	1,705,099
Total	465,273,750	11,174,227	101,430,467	445,744,024	15,023,755	101,085,244	499,600,026	7,074,857	90,963,332

7.	Other income and expenses

7.1.	Other operating income

	2025		2024		2023
	ARS 000		ARS 000		ARS 000

Interest earned from customers	24,911,203	(1)	42,046,138	(1)	95,647,874	(1)
Foreign exchange difference, net	73,135,763	(2)	76,794,597	(2)	546,159,037	(2)
Insurance recovery	18,850,726		12,610,208		—
Penalties applied to suppliers	9,967,685		—		—
Recovery related to discount of tax credits	471,649		—		—
Trade discounts	—		5,219,805		—
Gain on disposal of property, plant and equipment	85,746		—		—
Income for growth and revaluation of biological assets	—		28,610,640		36,263,417
Others	2,324,334		23,158		2,875,665
	129,747,106		165,304,546		680,945,993

(1)	Includes 20,446,325, 28,986,239 and 34,491,629 related to CVO receivables for the years ended December 31, 2025, 2024 and 2023, respectively.
(2)	Includes 63,707,391, 66,322,355 and 514,071,795 related to CVO receivables for the years ended December 31, 2025, 2024 and 2023, respectively.

7.2.	Other operating expenses

	2025	2024	2023
	ARS 000	ARS 000	ARS 000

Loss from the growth and revaluation of biological assets	(87,009,450)	—	—
Forestry expenses	(3,179,668)	(1,991,511)	(10,914,880)
Wind farms incident-related expenses	—	(13,164,395)	—
Net charge related to the provision for lawsuits and claims	(1,019,226)	(2,179,496)	(1,332,782)
Impairment of material and spare parts	(930,610)	(1,763,170)	(2,051,570)
Trade and tax interests	(957,733)	(1,059,286)	(5,134,634)
Charge related to discount of tax credits	—	(126,971)	—
Agreement with CAMMESA - Resolutions SE N° 58/2024 and 66/2024 (Note 1.2.p)	—	(32,602,392)	—
Net charge related to the allowance for doubtful accounts and other receivables	(420,376)	(69,383)	(2,215,076)
Property, plant and equipment disposal	(17,822,265)	—	(21,526,021)
Others	(497,458)	(1,208,505)	(163,779)
	(111,836,786)	(54,165,109)	(43,338,742)

CENTRAL PUERTO S.A.

7.3.	Finance income

	2025	2024	2023
	ARS 000	ARS 000	ARS 000

Interest earned	4,438,033	5,390,378	16,606,801
Net income on financial assets at fair value through profit or loss (1)	119,964,600	131,851,930	628,776,538
Interest rate swap income	—	2,799,996	14,070,863
Others (2)	1,096,209	14,295,057	—
	125,498,842	154,337,361	659,454,202

(1)	Net of 227,679, 576,853. and 3,801,378 corresponding to turnover tax for the years ended December 31, 2025, 2024 and 2023, respectively.
(2)	Includes 567,081 and 14,295,057 related to the effect on the valuation of the loan with Mitsubishi Corporation as described in Note 2.2.9.2.

7.4.	Finance expenses

	2025	2024	2023
	ARS 000	ARS 000	ARS 000

Interest on loans	(50,918,482)	(74,499,629)	(73,061,957)
Foreign exchange differences	(185,985,935)	(145,076,423)	(940,317,831)
Bank commissions for loans and others	(4,720,153)	(6,130,706)	(8,044,617)
Interest rate swap expense	(1,370,367)	—	—
Others	(567,081)	(43,882)	(610,582)
	(243,562,018)	(225,750,640)	(1,022,034,987)

8.	Income tax

The major components of income tax during the years ended December 31, 2025, 2024 and 2023, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	2025	2024	2023
	ARS 000	ARS 000	ARS 000

Current income tax

Income tax charge for the year	(89,168,362)	(104,404,714)	(91,182,975)
Variation between provision and tax return	31,534,302 (1)	6,504,375	(1,872,919)

Deferred income tax
Related to the net variation in temporary differences	(42,546,361)	(9,256,644)	41,669,375
Income tax	(100,180,421)	(107,156,983)	(51,386,519)

Consolidated statement of comprehensive income

Deferred income tax	(151,383)	(744,031)	1,158,378
Income tax (charged) credited to other comprehensive income	(151,383)	(744,031)	1,158,378

(1) Includes 29,426,565 corresponding to the inflation adjustment of tax loss carryforwards.

CENTRAL PUERTO S.A.

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the years ended December 31, 2025, 2024 and 2023, is as follows:

	2025	2024	2023
	ARS 000	ARS 000	ARS 000

Income before income tax	453,028,460	187,735,965	469,513,840

At statutory income tax rate 35%	(158,559,962)	(65,707,588)	(164,329,845)
Effect of dividends received from associates	—	1,053,956	9,621,245
Spin-off of ECOGAS Group (Note 3.1)	61,109,993	—	—
Effect related to the discount of income tax payable	(4,401,779)	12,559,872	(5,924,104)
Variation between provision and tax return	31,534,302	6,504,375	(1,872,919)
Tax inflation adjustment and accounting inflation effect	(32,960,565)	(72,676,152)	(46,625,886)
Used tax-loss carryforwards	18,738,335	11,369,232	4,608,990
Non- taxable financial earnings	—	—	55,521,109
Results from growth and revaluation of biological assets	(30,453,307)	4,792,321	11,595,534
Business combination tax effects	—	—	72,836,324
Others	14,812,562	(5,052,999)	13,183,033
Income tax for the year	(100,180,421)	(107,156,983)	(51,386,519)

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income and statement of other comprehensive income
	12-31-2025	12-31-2024	2025	2024	2023
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	405,778	54,220	351,557	(637,004)	31,405
Other financial assets	(50,186,515)	(882,229)	(49,304,286)	(753,276)	815,416
Provisions and others	(16,140,919)	(14,340,012)	(1,800,907)	3,484,994	890,200
Employee benefit liability	4,791,236	4,709,181	82,055	785,843	(1,104,539)
Investments in associates	—	(40,272,898)	40,272,898	(6,719,862)	3,465,392
Property, plant and equipment - Material & spare parts - Intangible assets	(173,225,124)	(140,197,471)	(33,027,651)	27,615,088	7,574,387
Deferred tax income	(18,940,885)	(25,328,717)	6,387,832	31,265,571	(8,580,407)
Tax loss carry-forward	9,718,562	16,709,366	(6,990,804)	(67,807,127)	29,035,135
Tax inflation adjustment - Asset	385,342	5,603	379,740	(161,447)	(915,374)
Tax inflation adjustment - Liability	(8,069)	(959,892)	951,822	2,926,545	11,616,138
Deferred income tax expense			(42,697,744)	(10,000,675)	42,827,753
Deferred income tax liabilities, net	(243,200,594)	(200,502,849)

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	12-31-2025	12-31-2024
	ARS 000	ARS 000

Deferred income tax asset	4,177,107	8,448,593
Deferred income tax liability	(247,377,701)	(208,951,442)
Deferred income tax liability, net	(243,200,594)	(200,502,849)

As of December 31, 2025, the Group holds tax loss carryforwards in its subsidiaries amounting to 61,731,067, which may be utilized against future taxable income. However, the Group has considered that there is no certainty regarding the existence of future taxable income against which tax loss carryforwards amounting to 33,963,746 may be applied; therefore, the corresponding deferred tax asset has not been recognized.

The subsidiaries CP Achiras S.A.U. and PS Cafayate S.R.L. enrolled in ARCA’s payment plan, which is governed by Resolution No. 5684 published on April 30, 2025. The related liability is included under “Income tax payable” within current and non-current liabilities and amounted to 9,908,906 as of December 31, 2025.

CENTRAL PUERTO S.A.

9.	Earnings per share

Earnings per share amounts are calculated by dividing net income for the year attributable to the owners of the parent by the weighted average number of ordinary shares during the year, net of the number of treasury shares.

There are no transactions or items generating a dilutive effect.

The following reflects information on income and the number of shares used in the earnings per share computations:

	2025	2024	2023
	ARS 000	ARS 000	ARS 000

Net income attributable to equity holders of the parent	346,353,873	65,245,736	424,094,323

Weighted average number of ordinary shares (1)	1,501,909,381	1,502,618,381	1,504,235,035

(1)	The weighted average number of shares takes into account the weighted average effect of changes in treasury shares during the year

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these consolidated financial statements that may produce a dilutive effect.

10.	Inventories

	12-31-2025	12-31-2024
	ARS 000	ARS 000

Non-current:

Materials and spare parts	26,365,488	19,100,422
Provision for impairment in value (Note 10.1)	(13,749,121)	(13,471,645)
	12,616,367	5,628,777

Current:

Materials and spare parts	27,760,060	28,625,302
Forest inventories	481,205	43,708
Fuel oil	7,461	9,815
Gas oil	7,477	9,835
	28,256,203	28,688,660

10.1.	Provision for obsolete inventory

	12-31-2025					12-31-2024
Item	At beginning	Increases	Decreases	Recoveries	At end	At end

Inventories	13,471,645	930,610	—	(653,134)	13,749,121	13,471,645
Total 12-31-2025	13,471,645	930,610	—	(653,134)	13,749,121
Total 12-31-2024	11,708,475	1,763,170	—	—		13,471,645

CENTRAL PUERTO S.A.

11.	Property, plant and equipment

	Lands and buildings	Electric power facilities and other equipment	Wind turbines	Gas turbines	Construction in progress	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Cost

01-01-2024	556,548,576	2,467,030,281	609,295,060	66,987,800	250,556,428	112,489,396	4,062,907,541
Additions	4,629,034	83,355,101	—	—	123,630,856	22,872,250	234,487,241
Transfers	213,512	1,865,631	—	—	(2,096,475)	17,332	—
Disposals	—	(44,008)	—	—	(1,602,538)	(468,260)	(2,114,806)
12-31-2024	561,391,122	2,552,207,005	609,295,060	66,987,800	370,488,271	134,910,718	4,295,279,976

Additions	693,388	162,740,865	—	—	161,030,797	11,251,937	335,716,987
Transfers	6,769,787	520,825,185	—	—	(506,217,948)	(22,147,502)	(770,478)
Disposals	—	(54,731,851)	—	—	(2,877,053)	(323,024)	(57,931,928)
12-31-2025	568,854,297	3,181,041,204	609,295,060	66,987,800	22,424,067	123,692,129	4,572,294,557

	Lands and buildings	Electric power facilities and other equipment	Wind turbines	Gas turbines	Construction in progress	Other	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Depreciation and impairment

01-01-2024	72,755,470	1,446,149,026	131,896,119	21,446,447	125,301,182	91,277,444	1,888,825,688
Depreciation for the year	19,278,726	91,834,783	30,683,404	—	—	4,345,549	146,142,462
Disposals and Impairment	6,906,541	60,657,750	30,720,527	16,535,428	16,422,142	781,301	132,023,689
12-31-2024	98,940,737	1,598,641,559	193,300,050	37,981,875	141,723,324	96,404,294	2,166,991,839

Depreciation for the year	13,806,315	115,153,697	28,679,766	—	—	3,068,493	160,708,271
Transfers	—	141,723,324	—	—	(141.723.324)	—	—
Disposals and (Impairment reversal) / Impairment, net	(368,092)	(94,704,284)	(3,383,324)	(2,037,282)	—	(566,740)	(101,059,722)
12-31-2025	112,378,960	1,760,814,296	218,596,492	35,944,593	—	98,906,047	2,226,640,388

Net book value:
12-31-2025	456,475,337	1,420,226,908	390,698,568	31,043,207	22,424,067	24,786,082	2,345,654,169
12-31-2024	462,450,385	953,565,446	415,995,010	29,005,925	228,764,947	38,506,424	2,128,288,137

CENTRAL PUERTO S.A.

12. Intangible assets

	Concession right	Transmission lines and electrical substations for wind farms	Turbogas and turbosteam supply agreements for thermoelectrical station Brigadier López	Total
	ARS 000	ARS 000	ARS 000	ARS 000
Cost

01-01-2024	434,217,802	35,475,491	217,621,137	687,314,430
Transfers	—	—	—	—
12-31-2024	434,217,802	35,475,491	217,621,137	687,314,430

Transfers	—	770,478	—	770,478
12-31-2025	434,217,802	36,245,969	217,621,137	688,084,908

Amortization and impairment
01-01-2024	431,954,788	9,855,615	199,795,416	641,605,819
Depreciation for the year	1,760,122	1,780,227	—	3,540,349
Disposals and (Impairment reversal) / Impairment, net	—	196,697	1,564,815	1,761,512
12-31-2024	433,714,910	11,832,539	201,360,231	646,907,680

Depreciation for the year	502,892	1,774,025	—	2,276,917
Disposals and (Impairment reversal) / Impairment, net	—	248,322	(1,821,080)	(1,572,758)
12-31-2025	434,217,802	13,854,886	199,539,151	647,611,839

Net book value:
12-31-2025	—	22,391,083	18,081,986	40,473,069
12-31-2024	502,892	23,642,952	16,260,906	40,406,750

Concession right of Piedra del Águila hydroelectric power plant

Includes the amounts paid as consideration for the rights granted by the Argentine government relating to the concession of the hydroelectric complex located on the Limay River in Piedra del Águila, Province of Neuquén, awarded for a 30-year term from the date of taking possession of such hydroelectric complex. The concession term terminated on December 29, 2023, and was extended until December 31, 2025 (see Note 1.2.5).

Transmission lines and transformer substations of the Achiras, La Castellana, La Genoveva, La Genoveva II and Manque wind farms

The Group finished the construction of the La Castellana, Achiras, La Genoveva, La Genoveva II and Manque wind farms, in which it was agreed to build high- and medium-voltage transmission lines and transformer substations to connect the wind farms to the Argentine Interconnection System (“SADI”). A portion of these works was transferred to the companies responsible for electricity transmission, which are in charge of the maintenance of the transferred facilities. Consequently, the Group recognized intangible assets related to the construction of the aforementioned facilities.

Turbogas and turbosteam supply agreements for Brigadier Lopez thermoelectric power plant

During fiscal year 2019, as a result of the business combination related to the acquisition of the Brigadier Lopez thermoelectric power plant, the Group recognized an intangible asset related to turbogas and turbosteam supply agreements entered into with CAMMESA regarding to the Brigadier Lopez thermoelectric power plant.

CENTRAL PUERTO S.A.

13.	Financial assets and liabilities

13.1. Trade and other receivables

	12-31-2025	12-31-2024
	ARS 000	ARS 000
Non-current:

Trade receivables - CAMMESA	115,655,945	179,748,089
Receivables from shareholders (Note 18)	7,025,910	131,988
Other receivables	5,508,324	57
	128,190,179	179,880,134

Current:

Trade receivables - CAMMESA	258,148,238	235,455,759
Trade receivables - YPF S.A. and YPF Energía Eléctrica S.A.	4,747,982	6,699,215
Trade receivables - Large users	28,901,314	26,379,729
Trade receivables - Forest clients	3,733,023	3,664,772
Receivables from associates and other related parties (Note 18)	94,841	109,109
Guarantee deposits	2,449,067	—
Insurance claims receivable	11,221,920	692,142
Other receivables	11,611,050	13,511,083
	320,907,435	286,511,809

Allowance for doubtful accounts (Note 13.1.1)	(499,655)	(118,004)
	320,407,780	286,393,805

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

Receivables under the CVO agreement are disclosed under “Trade receivables - CAMMESA”.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company collects the CVO receivables converted into U.S. dollars in 120 equal and consecutive installments.

CVO receivables are expressed in USD, and they accrued interest at a rate of LIBOR plus 5%. Due to the fact that the LIBOR rate was discontinued on June 30, 2023, for the purpose of determining the applicable interest rate, such rate has been replaced by the Secured Overnight Financing Rate (SOFR) published by the CME (Chicago Mercantile Exchange) plus a fixed spread of 0.11448%.

During the years ended December 31, 2025, 2024 and 2023, collections of CVO receivables belonging to CPSA amounted to 97,854,739, 110,056,583 and 110,205,495, respectively.

The information on the Group’s objectives and credit risk management policies is included in Note 19.

CENTRAL PUERTO S.A.

The breakdown by due date of trade and other receivables as of the respective dates is as follows:

			Past due
	Total	To due	Up to 90 days	91 - 180 days	181 - 270 days	270 - 360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

12-31-2025	448,597,959	437,557,176	9,124,858	876,797	335,843	341,574	361,711
12-31-2024	466,273,939	459,469,852	6,401,277	194,100	168,013	876	39,821

13.1.1. Allowance for doubtful accounts

	12-31-2025						12-31-2024
Item	At beginning	Increases	Decreases		Recoveries	At end	At end

Allowance for doubtful accounts - Trade receivables and other receivables	118,004	422,817	(38,726	)(1)	(2,440)	499,655	118,004
Total 12-31-2025	118,004	422,817	(38,726)		(2,440)	499,655
Total 12-31-2024	113,004	69,383	(64,383)		—		118,004

(1)	Loss on net monetary position.

13.2. Trade and other payables

	12-31-2025	12-31-2024
	ARS 000	ARS 000
Non Current:

Trade and other payables	-	887,828

Current:

Trade and other payables	124,200,105	124,285,409
Payables to associates and other related parties (Note 18)	-	1,814,599
	124,200,105	126,100,008

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 19.

For the terms and conditions of payables to related parties, refer to Note 18.

CENTRAL PUERTO S.A.

13.3. Loans and borrowings

	12-31-2025		12-31-2024
	ARS 000		ARS 000
Non-current

Long-term loans for project financing (Notes 13.3.1, 13.3.2, 13.3.3, 13.3.4, 13.3.8 y 13.3.10)	219,904,053	(1)	238,487,938	(1)
Corporate bonds - CPSA Program (Note 13.3.6)	129,032,275	(1)	64,090,730	(1)
	348,936,328		302,578,668
Current

Long-term loans for project financing (Notes 13.3.1, 13.3.2, 13.3.3, 13.3.4, 13.3.8 y 13.3.10)	43,347,636	(1)	97,838,098	(1)
Short-term loans for import financing (Note 13.3.11)	-		2,269,058
Corporate bonds - CPSA Program (Note 13.3.6)	73,529,029	(1)	69,634,404	(1)
Bank and investment accounts overdrafts	18,903,761		28,604,780
Loan origination costs payable (Note 13.3.12)	8,308,300		-
	144,088,726		198,346,340

(1)	Net of debt issuance costs.

13.3.1. Loans from the IIC-IFC Facility

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U., respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “The Group IDB”, and together with IFC, “the Senior Creditors”).

In accordance with the terms of the agreement subscribed by CP La Castellana S.A.U., USD 5 million accrue interest at a rate equal to LIBOR plus 3.5%, and the rest at a rate equal to LIBOR plus 5.25%, until August 15, 2023. As a consequence of the discontinuation of the LIBOR rate, which occurred on June 30, 2023, CP La Castellana S.A.U., together with the IDB Group and IFC amended the loan agreements on June 29, 2023, replacing the LIBOR rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 52 equal and consecutive installments starting on February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue interest at a fixed interest rate equal to 8.05%, and the rest accrue interest at a 6.77% fixed interest rate. The loan is amortizable quarterly in 52 equal and consecutive installments starting on May 15, 2019.

As per the executed loan agreement and among other obligations undertaken, the subsidiaries CP La Castellana and CP Achiras have committed to maintain a Historical Senior Debt Service Coverage Ratio of at least 1.05:1.00, and such ratio may not be lower than 1.20:1.00 for more than eight consecutive quarters. These ratios must be maintained until the project completion date and are calculated by dividing the sum of EBITDA of the four most recent financial quarters prior to the calculation date by the sum of all scheduled debt service payments due in those four quarters.

In addition, as a guarantee of the obligations undertaken, the subsidiaries CP La Castellana and CP Achiras maintain in favor of IFC and IIC a first-ranking registered pledge over the financed assets.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” pursuant to which CPSA fully, unconditionally and irrevocably guaranteed, as principal obligor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the project completion date), hedging agreements, a guarantee trust, a mortgage, share pledge agreements, wind turbine security agreements, direct agreements and promissory notes have been signed.

CENTRAL PUERTO S.A.

As of February 16, 2023, CP La Castellana and CP Achiras have fulfilled all the requirements and conditions to certify the occurrence of the project compliance date. As a result, the Guarantee Agreement posted by CPSA was released.

The Company also agreed to maintain, unless otherwise consented to in writing by each Senior Creditor, ownership and control of CP La Castellana and CP Achiras as follows: (i) until each project completion date, (a) it shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras; and (b) CP Renovables S.A. (“CPR”) shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras. In addition, (ii) after each project completion date, the Company shall maintain (x) directly or indirectly, at least fifty point one percent (50.1%) beneficial ownership of each of CP La Castellana, CP Achiras and CP Renovables; and (y) control of each of CP La Castellana, CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana and CP Achiras. As a result of the merger by absorption between CPSA and CPR described in Note 18, as from October 1, 2025, the obligations originally assumed by CPR are fulfilled by CPSA. Finally, in order to be able to distribute dividends, certain requirements must be fulfilled by CP Achiras and CP La Castellana.

As of December 31, 2025, the Group has complied with all the requirements established in the loan agreements.

Under the executed guarantee trust agreement, as of December 31, 2025 and 2024, there are trade receivables with specific assignment amounting to 6,440,433 and 5,786,226, respectively.

As of December 31, 2025, and 2024, the outstanding balance of these loans amounts to 100,108,872 and 108,514,212, respectively.

13.3.2.	Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019, the Company entered into a loan agreement with KfW for an amount of up to USD 56 million to finance the acquisition of two gas turbines, equipment and related services for the Luján de Cuyo cogeneration unit project.

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

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of no more than 3.5:1.00 as of December 31 of each year. The Company has complied with this requirement.

As of December 31, 2025, and 2024, the balance of this loan amounts to 28,977,209 and 30,942,934, respectively.

13.3.3.	Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, signed a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

Pursuant to the terms of the agreement signed with Vientos La Genoveva S.A.U., this loan accrued an interest rate equal to LIBO plus 6.50% until August 15, 2023. As a consequence of the suspension of the LIBO rate, which occurred on June 30, 2023, Vientos La Genoveva S.A.U. together with IFC amended this agreement on June 14, 2023, replacing the LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable from August 15, 2023. The loan is amortizable quarterly in 55 installments starting November 15, 2020.

CENTRAL PUERTO S.A.

As per the executed loan agreement and among other obligations undertaken, the subsidiary Vientos La Genoveva S.A.U. has committed to maintain a Historical Senior Debt Service Coverage Ratio of at least 1.05:1.00, and such ratio may not be lower than 1.20:1.00 for more than eight consecutive quarters. Such ratio is calculated by dividing the aggregate EBITDA for the most recent four financial quarters prior to the calculation date by the amount of all scheduled debt payments due in those four quarters.

In addition, as a guarantee of the obligations undertaken, the subsidiary Vientos La Genoveva S.A.U. maintains in favor of IFC a first-ranking registered pledge over the financed assets.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” pursuant to which CPSA fully, unconditionally and irrevocably guaranteed, as principal obligor, all payment obligations undertaken by Vientos La Genoveva S.A.U. until the project reaches the project completion date), hedging agreements, a guarantee trust, share pledge agreements, wind turbine security agreements, direct agreements and promissory notes have been signed.

Pursuant to the Guarantee Agreement, among other obligations undertaken, CPSA had committed, until the project completion date, to maintain (i) a leverage ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, CPSA, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U.

On November 29, 2024, Vientos La Genoveva S.A.U. fulfilled all the requirements and conditions required to evidence the occurrence of the project completion date, and therefore the Guarantee Agreement granted by CPSA was released.

Finally, there are certain requirements to be fulfilled in order to distribute dividends from Vientos La Genoveva S.A.U.

As of December 31, 2025, the Group has met all the requirements detailed above set forth in the loan agreement.

Under the executed guarantee trust agreement, as of December 31, 2025, and 2024, there are trade receivables with specific assignment amounting to 3,020,608 and 3,010,092, respectively.

As of December 31, 2025, and 2024, the balance of this loan amounts to 76,070,395 and 76,978,928, respectively.

13.3.4.	Loans from Banco de Galicia y Buenos Aires S.A. to subsidiary Puerto Energía Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.)

On July 23, 2019, subsidiary Puerto Energía Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the terms of the agreement executed, this loan accrued an interest rate equal to LIBO plus 5.95%. As a result of the discontinuation of the LIBO rate, which occurred on June 30, 2023, Puerto Energía Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) and Banco de Galicia y Buenos Aires S.A. entered into, on July 21, 2023, an amendment to the loan agreement pursuant to which the interest rate became SOFR plus a fixed CAS of 0.42826%, applicable from July 24, 2023. The loan is amortizable quarterly in 26 installments, starting on the ninth calendar month counted from the disbursement date.

Within the framework of this loan agreement, subsidiary Puerto Energía Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) had committed to maintain: (i) a ratio between financial debt and EBITDA of less than 3.75 until the end of June 2025 and 2.25 thereafter; and (ii) a ratio between EBITDA and financial debt service of more than 1.00 until the end of June 2025 and 1.10 thereafter, both until the full repayment of all amounts owed. On June 18, 2025, as a result of the amendment issued by Banco de Galicia y Buenos Aires S.A. in connection with the merger by absorption of CPRES, CP Manque S.A.U. and CP Los Olivos S.A.U., Puerto Energía Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) committed to maintain: (i) a ratio between financial debt and EBITDA of less than 3.75; and (ii) a ratio between EBITDA and financial debt service of more than 1.00, both until the full repayment of all amounts owed. Finally, there are certain requirements that such subsidiary must fulfill in order to distribute dividends. As of December 31, 2025, the subsidiary has complied with the aforementioned requirements.

CENTRAL PUERTO S.A.

On May 24, 2019, CPRES (a company currently absorbed by Puerto Energía Renovables S.A.U.) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to finance the construction of the “La Castellana II” wind farm. According to the terms of the agreement executed, this loan accrued a fixed interest rate equal to 8.5% during the first year, which would increase by half a percentage point annually until the sixty-first interest period, and is amortizable quarterly in 25 installments as from May 24, 2020.

Pursuant to the executed loan agreement, subsidiary CPRES had committed to maintain certain financial ratios until the full repayment of all amounts owed. Effective from June 29, 2024 and until June 28, 2025, subsidiary CPRES had obtained waivers from compliance with such ratios and other covenants under the agreement, in relation to wind farm incident included in the “other operating expenses” line item of the statement of income for the year ended December 31, 2024. As a result of the corporate reorganization through which CPRES was absorbed by Puerto Energía Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) as from June 18, 2025 the ratios to be complied with are those previously mentioned in relation to the loan granted to Vientos La Genoveva II.

In addition, as security for the obligations undertaken, subsidiary Puerto Energía Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) maintains in favor of Banco de Galicia y Buenos Aires S.A. a first ranking registered pledge over the financed assets.

Other related agreements and documents, such as the Surety (pursuant to which CPSA fully, unconditionally and irrevocably guaranteed, as principal obligor, all payment obligations assumed by Puerto Energía Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) and CPRES until the full repayment of the guaranteed obligations or until the project reaches the project completion date, whichever occurs first), share pledge agreements, wind turbine security agreements, direct agreements and promissory notes have been executed.

On September 3, 2021, Puerto Energía Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) and CPRES fulfilled all the requirements and conditions required to evidence the occurrence of the project completion date, and therefore the Surety granted by the Company was released.

As of December 31, 2025, and 2024, the balance of these loans amounts to 9,378,822 and 19,501,863, respectively.

13.3.5.	Financial trust corresponding to Thermal Station Brigadier López

Within the framework of the acquisition of the Thermal Station Brigadier López, the Company assumed the capacity of settlor in the financial trust previously entered into by Integración Energética Argentina S.A., the former owner of the Thermal Station. The financial debt balance at the transfer date of the Thermal Station was USD 154,662,725.

According to the provisions of the trust agreement, the financial debt accrued an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever was higher, and was amortizable monthly. On April 5, 2022, this loan was paid in full.

Pursuant to the trust agreement, as of December 31, 2025 and 2024, there are trade receivables with specific assignment amounting to 884,757 and 1,163,887, respectively.

During December 2024, CPSA initiated an arbitration before the Buenos Aires Stock Exchange in order to recover the amounts corresponding to the reserve fund and proceed with the subsequent dissolution of the Trust. In April 2026, the Company was notified of a final award issued by the arbitral tribunal in its favor, pursuant to which the tribunal ordered the reimbursement of amounts held in the reserve fund, plus interest at an annual rate of 6% from April 2022. The final amount to be recovered has not yet been determined, as the liquidation of the corresponding amounts by the parties is still pending.

13.3.6.	CPSA Notes Program

On July 31, 2020, the Special Shareholders’ Meeting of the Company approved the creation of a new global issuance program of notes for a maximum amount outstanding at any time during the term of the program of USD 500,000,000 (or its equivalent in other currencies), which shall be issued at short, mid or long term, simple, not convertible into shares, under the terms of the Corporate Bonds Act (the “Program”). Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the notes to be issued under it that were not expressly determined by the Shareholders’ Meeting. On October 29, 2020, CNV approved the creation of such program. On June 11, 2025, CNV approved the extension of the term of the Program until October 29, 2030 and the increase of the maximum amount of the Program up to USD 1,000,000,000.

CENTRAL PUERTO S.A.

Within this program framework, the Company issued three types of notes: a) On September 17, 2023, the subscription and settlement of the Class A Note took place, denominated, paid-in and payable in US dollars abroad. The characteristics of this Note are the following: i) face value issued: USD 37,232,818, ii) interest rate, determined by bidding: 7%, iii) periodicity of the interest coupon: semi-annual, iv) amortization: bullet, v) term: 30 months to be counted as from September 17, 2023 and vi) applicable law and deposit place: Argentina, Caja de Valores S.A. b) On October 17, 2023, the subscription and settlement of the international bond denominated “10% Senior Notes due 2025” (Class B Notes) took place, denominated, paid-in and payable in US dollars abroad, under the Reg S scheme. The characteristics of this bond are the following: i) face value issued: USD 50,000,000, ii) interest rate, determined by bidding: 10%, iii) periodicity of the interest coupon: semi-annual, iv) amortization: bullet, v) term: 24 months to be counted as from October 17, 2023 and vi) applicable law and deposit place: New York, Euroclear and c) On August 25, 2025, the subscription and settlement of the Class C Note took place, denominated, paid-in and payable in US dollars abroad. The characteristics of this Note are the following: i) face value issued: USD 50,000,000, ii) interest rate, determined by bidding: 8%, iii) periodicity of the interest coupon: semi-annual, iv) amortization: bullet, v) term: 48 months to be counted as from August 25, 2025 and vi) applicable law and deposit place: Argentina, Caja de Valores S.A.

On October 20, 2023, the Company decided to reopen the Class A Note, a procedure that allows offering in the market a negotiable instrument that replicates all the conditions of the previously issued note, incorporating on this occasion the interest rate determined in the original offer (7%) and bidding the price. As a result of this process, the Company issued an additional USD 10,000,000 for the Class A Note, with an issuance price of 102.9%. Therefore, the total face value of Class A amounts to USD 47,232,818.

On August 28, 2025, the Company decided to reopen the Class C Note, issuing an additional USD 39,067,309, with an issuance price of 100.06%. As a result, the total face value of Class C amounts to USD 89,067,309.

On October 17, 2025, the Class B Notes were fully repaid.

Subsequent to year-end, on January 16, 2026, the Company carried out the early redemption of the Class A Note, which included the full repayment of the face value and interest accrued up to such date.

13.3.7.	CPSA´s Shares Buyback Programs

Considering the volatility of the market and the divergence between the market price of the Company’s shares and the current economic reality or future potential of its assets, to the detriment of the interests of the Company’s shareholders, and taking into account the Company’s historically strong cash position and availability of funds, the Board of Directors has implemented several treasury share buyback programs, ensuring in each case that treasury shares do not exceed the legal limit of 10% of the issued share capital.

On October 13, 2022, the Company’s Board of Directors approved the creation of a treasury share buyback program for a maximum amount of up to USD 10,000,000 and for a term of 180 calendar days. Such program expired on April 11, 2023. Under this program, the Group repurchased 252,034 shares with a par value of ARS 1, for a total amount of 254,501 (see Note 16).

On August 24, 2023, the Company’s Board of Directors approved the creation of a new treasury share buyback program for a maximum amount of up to USD 10,000,000 and for a term of 180 calendar days. Such program expired on February 20, 2024. Under this program, the Group repurchased 2,299,993 shares with a par value of ARS 1, for a total amount of 4,754,694. The deadline for the disposal of such shares, in accordance with the Capital Markets Law, expires on October 11, 2026.

On September 25, 2025, the Company’s Board of Directors approved the creation of a new treasury share buyback program, in accordance with the regulations in force, for a maximum amount of up to USD 20,000,000 and for a term of 180 calendar days, subject to any renewal or extension thereof. The buyback procedure may be carried out by the Company and/or its subsidiaries, with a daily transaction limit of up to 25% of the average daily trading volume of the shares in the markets where they are listed, calculated based on the previous 90 trading business days. The maximum price to be paid is USD 11 per ADR on the NYSE and up to ARS 1,500 per share on BYMA, which was later increased to ARS 1,750 per share pursuant to a Board resolution dated October 23, 2025. As of December 31, 2025, the Group repurchased 2,756,000 shares with a par value of ARS 1, for a total amount of 3,762,901. The deadline for the disposal of such shares expires on October 17, 2028.

CENTRAL PUERTO S.A.

Transactions carried out under these programs have been recorded as treasury share acquisitions in accordance with IAS 32 and the applicable CNV regulations; therefore, the consideration paid was recognized directly in equity.

13.3.8.	Mitsubishi Corporation Loan

On November 29, 1996, Central Costanera S.A. entered into an agreement with Mitsubishi Corporation for the installation of a turnkey combined cycle power generation plant. The original agreement included a USD 192.5 million financing with a 12-year term counted as from the provisional acceptance of the project, with an annual fixed interest rate of 7.42% and semi-annual amortization of principal and interest.

On October 27, 2014, Central Costanera S.A. and Mitsubishi Corporation agreed to the restructuring of this liability. Among the main restructuring conditions, the following stand out: accrued and accumulated interest forgiveness as of September 30, 2014 amounting to USD 66,061,897; the rescheduling of capital repayment for the amount of USD 120,605,058 for an 18-year term, with a 12-month grace period, to be fully repaid before December 15, 2032; a minimum annual payment of USD 3,000,000 for principal, in quarterly installments; an annual fixed interest rate of 0.25%; and certain dividend payment restrictions were established.

Considering the restrictions imposed at the time by the Argentine Central Bank (see Note 22), several amendments to the loan agreement were entered into since September 30, 2020.

The loan includes certain financial restrictions, which as of December 31, 2025 have been fully met by Central Costanera S.A. Moreover, as a guarantee of the obligations undertaken, Central Costanera S.A. maintains a first-ranking registered pledge over the financed asset in favor of Mitsubishi Corporation, the amount of which has varied depending on the refinancing obtained.

As of December 31, 2025, and 2024, the outstanding balance of the liability amounted to 48,716,391 and 45,359,218, respectively.

13.3.9.	Loan from Equinor Wind Power AS

As a result of the acquisition of the Guañizuil II A solar park in 2023, the Group assumed the liabilities corresponding to the loan granted to the subsidiary Cordillera Solar VIII S.A., currently named CP Cordillera Solar S.A. (“CPCS”), by its previous shareholder Equinor Wind Power AS for a capital amount of USD 62,199,879 and interest amounting to USD 8,983,951. As collateral for this loan, CPCS had previously granted a first-ranking pledge over certain property, plant and equipment of said company in favor of Equinor Wind Power AS.

On October 18, 2023, both parties agreed to a refinancing plan for a period of 24 months counted as from the refinancing date at an annual interest rate of 9%. Additionally, on that date, CPCS repaid a principal amount of USD 40 million with the funds obtained through the loan detailed in Note 13.3.10.

Moreover, as a result of the acquisition, the Group assumed the liabilities corresponding to the Junior Shareholder Loan Agreement granted to CPCS for an outstanding balance of USD 1,768,897, which on October 18, 2023, was refinanced at an annual interest rate of 9%, to be repaid 24 months after the refinancing date.

On September 6 and October 7, 2024, both loans were fully repaid, and the related guarantees were released.

CENTRAL PUERTO S.A.

13.3.10.	Loan from Banco Santander International

On October 18, 2023, the subsidiary CPCS agreed to a financing agreement with Banco Santander International for an amount of USD 40 million at an annual interest rate of 6.5%, to be paid 24 months after the granting date of the loan.

On October 20, 2025, the loan was fully repaid upon its maturity.

As of December 31, 2024, the outstanding balance of this loan amounted to 55,028,882.

13.3.11.	Short-term loans for import financing

On November 4, 2024, the subsidiary Central Costanera S.A. entered into a short-term loan agreement with Banco Santander S.A. (Uruguay) for a total amount of USD 36,318 to finance the import of materials and equipment. This loan accrued interest at an effective annual rate of 7%, with a scheduled maturity date of May 5, 2025, and was fully repaid upon its maturity.

As of December 31, 2024, the subsidiary Puerto Energía Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) maintained several short-term loans with Banco Santander S.A. (Uruguay) for a total amount of USD 1,353,776. These loans accrued interest at an effective annual rate of 7%, with maturities between January 28, 2025 and March 9, 2025. The loans described above were intended to finance the acquisition of trackers, panels, inverters and transformation centers to be installed at the San Carlos solar park and were fully repaid upon their respective maturities.

13.3.12.	Loans with IFC and Banco de Galicia y Buenos Aires S.A.

On December 19, 2025, the Company entered into a loan agreement with IFC for an amount of USD 300 million, to finance the acquisition of the shares of Piedra del Águila Hidroeléctrica Argentina S.A. (see Note 1.2.s) and part of the battery energy storage project at the Nuevo Puerto power plant (see Note 1.2.r).

In accordance with the terms and conditions of the agreement, the loan bears interest at a rate equal to SOFR plus 4.00% or SOFR plus 4.15%, depending on the applicable tranche. The term of the loan ranges from 7 to 9 years depending on the tranche and includes a grace period of 2 years and quarterly amortizations. As of December 31, 2025, the loan disbursement had not yet been made. Upon execution of the financing agreement, certain costs related to the structuring and syndication of the loan became payable, amounting to USD 5,720,000. Such amount was paid in January and February 2026. As from January 2, 2026, this loan accrues a 1% commitment fee, calculated on the undisbursed balances.

Once the loan disbursement is made, CPSA has agreed to maintain an Adjusted Interest Coverage Ratio of at least 2.00:1.00 and a Net Financial Debt to Adjusted EBITDA ratio of no more than 3.00:1.00, tested quarterly on a last twelve months consolidated basis. Moreover, the loan agreement contains customary covenants for facilities of this type, including: (i) certain limitations on consolidations, mergers and sales of assets; (ii) restrictions on incurring additional indebtedness; (iii) limitations on paying dividends; (iv) limitations on making capital expenditures and (v) restrictions on the incurrence of liens. The financial and customary covenants described above will be applicable once the disbursements would be received.

On April 16, 2026, the Company received a first disbursement of USD 50 million from the mentioned loan.

Additionally, on January 5, 2026, the Company agreed on a bridge financing with Banco de Galicia y Buenos Aires S.A. for an amount of USD 200 million at an annual interest rate of 5% for a term of 180 days as from the disbursement date, which was effectively disbursed on January 6, 2026. In accordance with the provisions of the loan agreement, the funds obtained thereunder were used to purchase the shares of Piedra del Águila Hidroeléctrica Argentina S.A

CENTRAL PUERTO S.A.

13.4. Changes in liabilities arising from financing activities

	01-01-2025	Incorporation by acquisition of companies	Payments (1)	Non-cash transactions	Disbursements (2)	Other (3)	12-31-2025
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Non-current liabilities

Loans and borrowings	302,578,668	—	—	(94,772,240)	129,129,504	12,000,396	348,936,328

Current liabilities

Loans and borrowings	198,346,340	—	(268,442,825)	(44,867,625)	73,629,540	185,423,296	144,088,726

	01-01-2024	Incorporation by acquisition of companies	Payments (1)	Non-cash transactions	Disbursements (2)	Other (3)	12-31-2024
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Non-current liabilities

Loans and borrowings	820,362,023	—	—	(342,597,334)	—	(175,186,021)	302,578,668

Current liabilities

Loans and borrowings	139,825,509	—	(183,613,859)	(207,577,273)	131,434,952	318,277,011	198,346,340

(1)	As of December 31, 2025 and 2024, includes NON-CASH movements (payments through the TRUST), in 6,663,056 and 6,485,680, respectively
(2)	As of December 31, 2025 and 2024, includes NON-CASH movements (disbursements received through the pre-financing), in 1,901,443 and 17,844,107, respectively.
(3)	As of December 31, 2025 and 2024, includes paid interest in 33,264,376 and 57,504,610, respectively

The “Non-cash transactions” column includes the result from exposure to changes in the purchasing power of the currency, which amounted to 132,049,923 and 550,174,607 as of December 31, 2025 and 2024, respectively. The “Other” column includes the effect of reclassifications from non-current to current due to the passage of time, the foreign exchange differences accrued and the effect of accrued and unpaid interest. The Group classifies interest paid as cash flows from financing activities.

13.5. Quantitative and qualitative information on fair values

Information on the fair value of financial assets and liabilities by category

The following tables provide a comparison by category of the carrying amounts and the relevant fair values of financial assets and liabilities.

	Carrying amount		Fair value
	12-31-2025	12-31-2024	12-31-2025	12-31-2024
	ARS 000	ARS 000	ARS 000	ARS 000

Financial assets

Trade and other receivables	448,597,959	466,273,939	448,597,959	466,273,939
Other financial assets	483,744,867	334,498,071	483,744,867	334,498,071
Cash and cash equivalents	37,680,683	5,054,635	37,680,683	5,054,635
Total	970,023,509	805,826,645	970,023,509	805,826,645

Financial liabilities

Loans and borrowings	493,025,054	500,925,008	493,025,054	500,925,008
Total	493,025,054	500,925,008	493,025,054	500,925,008

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

Fair value hierarchy

The following tables provide, by level within the fair value measurement hierarchy, as described in Note 2.2.2, the Company’s financial assets, that were measured at fair value on recurring basis as of December 31, 2025, and 2024:

	Measurement date	Fair value measurement using:
12-31-2025		Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	12.31.2025	49,664,952	49,664,952	—	—
Public debt securities	12.31.2025	243,001,397	243,001,397	—	—
Stocks and corporate bonds	12.31.2025	7,359,492	7,359,492	—	—
Interest rate swap	12.31.2025	5,590,023	—	5,590,023	—
Interest in companies (Note 20.5)	12.31.2025	169,813,531	169,813,531	—	—
Total financial assets measured at fair value		475,429,395	469,839,372	5,590,023	—

	Measurement date	Fair value measurement using:
12-31-2024		Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	12.31.2024	16,957,907	16,957,907	—	—
Public debt securities	12.31.2024	296,242,146	296,242,146	—	—
Stocks and corporate bonds	12.31.2024	1,551,091	1,551,091	—	—
Interest rate swap	12.31.2024	8,727,225	—	8,727,225	—
Interest in companies (Note 20.5)	12.31.2024	11,019,702	11,019,702	—	—
Total financial assets measured at fair value		334,498,071	325,770,846	8,727,225	—

There were no transfers between hierarchies and there were no significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 19.

CENTRAL PUERTO S.A.

13.6. Other financial assets

	12-31-2025	12-31-2024
	Book value	Book value
	ARS 000	ARS 000

CURRENT ASSETS

Financial assets at fair value through profit or loss

Public debt securities issued by the National Government	243,001,397	175,391,638
Public debt securities – T-BILLs	—	120,850,508
Mutual funds	48,421,706	15,976,562
Stocks and corporate bonds	7,359,492	1,551,091
Mutual loan agreements	7,172	—
Interest rate swap	1,390,884	2,177,944
	300,180,651	315,947,743

NON-CURRENT ASSETS

Financial assets at fair value through profit or loss

Mutual funds	1,243,245	981,345
Interest rate swap	4,199,140	6,549,281
Interest in companies - AbraSilver Resource Corp	169,813,531	11,019,702
	175,255,916	18,550,328

Others

Fees to secure financing (Note 13.3.12)	8,308,300	—

Unquoted shares:

– TSM	464,016	512,011
– TMB	538,511	619,791
	9,310,827	1,131,802
	184,566,743	19,682,130
	484,747,394	335,629,873

The information on the objectives and financial risk management policies is included in Note 19.

CENTRAL PUERTO S.A.

13.7. Financial assets and liabilities in foreign currency

	12-31-2025					12-31-2024
Cuenta	Currency and amount (in thousands)		Effective exchange rate (1)		Book value	Currency and amount (in thousands)		Book value
					ARS 000			ARS 000

NON-CURRENT ASSET
Trade and other receivables	USD	79,248	1,459	(2)	115,655,946	USD	132,339	179,748,091
Other financial assets	USD	120,341	1,446		174,013,086	USD	12,979	17,568,596
					289,669,032			197,316,687
CURRENT ASSETS
Cash and cash equivalents	USD	2,792	1,446		4,037,232	USD	3,582	4,848,727
	EUR	1	1,699		1,699	EUR	1	1,406
Other financial assets	USD	127,765	1,446		184,748,190	USD	130,751	176,989,358
Trade and other receivables	USD	114,495	1,459	(2)	167,095,915	USD	112,540	152,856,437
	USD	16,492	1,446		23,847,432	USD	19,974	27,037,540
	USD	8,008	1,480	(3)	11,851,840	USD	—	—
	USD	3,851	1,455	(4)	5,603,205	USD	—	—
					397,185,513			361,733,468
					686,854,545			559,050,155

NON-CURRENT LIABILITIES
Loans and borrowings	USD	249,899	1,455		363,603,045	USD	277,409	376,605,800
Trade and other payables	—	—	—		—	USD	2,142	2,907,943
Provisions	USD	1,124	1,455		1,635,420	—	—	—
					365,238,465			379,513,743
CURRENT LIABILITIES
Loans and borrowings	USD	82,758	1,455		120,412,890	USD	87,370	118,612,045
Trade and other payables	USD	65,026	1,455		94,612,830	USD	59,468	80,732,758
	EUR	2,951	1,713		5,055,408	EUR	2,553	3,608,013
	SEK	1,170	159		186,455	SEK	1,832	227,393
					220,267,583			203,180,209
					585,506,048			582,693,952

USD: US dollar. EUR: Euro.

SEK: Swedish Crown.

(1)	At the exchange rate prevailing as of December 31, 2025, as per Banco de la Nación Argentina.
(2)	At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of December 31, 2025, as per the Argentine Central Bank.
(3)	At the selling exchange rate for banknotes prevailing as of December 31, 2025 as per the Argentine Central Bank.
(4)	At the selling exchange rate for foreign currency prevailing as of December 31, 2025 as per the Argentine Central Bank.

14.	Non-financial assets and liabilities

14.1. Other non-financial assets

	12-31-2025	12-31-2024
	ARS 000	ARS 000
Non-current:

Tax credits	372,757	107,305
Income tax credits	430,426	790,888
Prepayments to vendors	10,707,815	5,807
	11,510,998	904,000
Current:

Prepayments to vendors	8,426,282	31,806,853
Prepayment insurance	612,629	3,455,964
Tax credits	10,633,647	9,656,554
Others	2,841,402	1,939,130
	22,513,960	46,858,501

CENTRAL PUERTO S.A.

14.2. Other non-financial liabilities

	12-31-2025	12-31-2024
	ARS 000	ARS 000
Non-current:

VAT payable	20,314,608	31,149,958
Tax on bank account transactions payable	1,426,017	1,450,899
	21,740,625	32,600,857

Current:

VAT payable	48,197,498	34,969,625
Turnover tax payable	634,700	921,765
Income tax withholdings payable	1,289,710	1,258,605
Concession fees and royalties	371,528	758,200
Tax on bank account transactions payable	2,709,127	2,308,987
Others	2,686,707	55,391
	55,889,270	40,272,573

14.3. Compensation and employee benefits liabilities

	12-31-2025	12-31-2024
	ARS 000	ARS 000

Non-current:

Employee long-term benefits	9,711,512	10,088,713

Current:

Employee long-term benefits	4,469,305	4,591,750
Vacation and annual statutory bonus	15,487,804	15,597,414
Contributions payable	4,511,485	4,754,270
Bonus accrual	18,635,554	19,215,473
Others	456,315	400,448
	43,560,463	44,559,355

The following tables summarize the components of net benefit expense recognized in the consolidated statement of income as long-term employee benefit plans and the changes in the long-term employee benefit liabilities recognized in the consolidated statement of financial position.

	12-31-2025	12-31-2024	12-31-2023
	ARS 000	ARS 000	ARS 000

Benefit plan expenses
Cost of interest	3,759,557	13,008,806	883,124
Cost of service for the current year	1,565,981	1,270,794	7,778,837
Past service cost	(370,845)	(725,045)	581,608
Expense recognized during the year	4,954,693	13,554,555	9,243,569

Defined benefit obligation at beginning of year	14,680,463	13,265,857	8,206,485
Incorporation from business combination	—	—	5,000,169
Cost of interest	3,759,557	13,008,806	2,592,400
Cost of service for the current year	1,565,981	1,270,794	4,031,034
Past service cost	(370,845)	(725,045)	581,607
Actuarial (Gains) losses	(432,522)	(2,125,803)	3,309,641
Benefits paid	(735,552)	(511,300)	(1,246,692)
Decrease due to results on net monetary position	(4,286,265)	(9,502,846)	(9,208,787)
Defined benefit obligation at end of year	14,180,817	14,680,463	13,265,857

CENTRAL PUERTO S.A.

The main key assumptions used to determine the obligations as of year-end are as follows:

Main key assumptions used	2025	2024

Discount rate	5.50%	5.50%

Increase in the real annual salary	2.00%	2.00%

Turn over of participants	0.73%	0.73%

A one percentage point change in the discount rate applied would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2025 year-end	(910,753)	1,059,628
Effect on the benefit obligation as of the 2024 year-end	(1,002,208)	1,168,346

A one percentage point change in the annual salary assumed would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2025 year-end	982,285	(860,763)
Effect on the benefit obligation as of the 2024 year-end	1,084,266	(948,088)

As of December 31, 2025 and 2024, the Group had no assets in connection with employee benefit plans.

14.4. Income tax payable

	12-31-2025	12-31-2024
	ARS 000	ARS 000

Income tax payable	34,874,864	79,797,873
Income tax payable – Payment plan	972,307	—
	35,847,171	79,797,873

15.	Cash and cash equivalents

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flow, cash and short-term deposits comprise the following items:

	12-31-2025	12-31-2024
	ARS 000	ARS 000

Cash at banks and on hand	37,680,683	5,054,635

Bank balances accrue interest at variable rates based on the bank deposits daily rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective fixed short-term deposit rates.

CENTRAL PUERTO S.A.

16.	Equity reserves and dividends

On January 2, 2024, the Company’s Board of Directors resolved to partially release the voluntary reserve allocated to dividend payments in order to distribute a dividend equivalent to ARS 5.75 per-share (historical currency value).

On April 30, 2024, the Company’s Shareholders’ Meeting approved an increase in the legal reserve in the amount of 19,660,083 and resolved to allocate the remaining unappropriated earnings as of December 31, 2023 to increase the voluntary reserve allocated to dividend payments, based on the evolution of the Company’s financial position and in accordance with the Company’s dividend distribution policy.

On November 7, 2024, the Company’s Board of Directors resolved to partially release the voluntary reserve allocated to dividend payments in order to distribute a dividend equivalent to ARS 39.47 per-share (historical currency value).

On April 30, 2025, the Company’s Shareholders’ Meeting approved an increase in the legal reserve in the amount of 2,935,175 and resolved to allocate the remaining unappropriated earnings as of December 31, 2024 to increase the voluntary reserve allocated to dividend payments, based on the evolution of the Company’s financial position and in accordance with the Company’s dividend distribution policy.

Within the framework of the treasury share buyback program approved by the Company on October 11, 2022 (see Note 13.3.7), and pursuant to Section 67 of Argentine Capital Markets Law No. 26,831, the automatic cancellation of 252,034 ordinary shares, each carrying one vote, took place. Such cancellation occurred because, after the three-year period from their acquisition (carried out between October 20 and November 23, 2022), the shares remained in treasury without being disposed of and without a shareholders’ resolution regarding their allocation.

As a result, the Company’s share capital was automatically reduced by an amount equal to the nominal value of the cancelled shares, and the new share capital amounts to 1,513,770, represented by 1,513,770,222 ordinary shares, each with one vote and a nominal value of ARS 1.

The effects of the cancellation are disclosed in the statement of changes in equity under the accounts “Share capital – Treasury shares”, “Comprehensive adjustment of treasury shares”, “Cost of treasury shares”, with the difference recognized in “Unappropriated earnings”.

As of December 31, 2025, the Group holds treasury shares for a total of 13,907,841 shares with a nominal value of ARS 1, of which 8,851,848 shares are held by subsidiary Proener S.A.U., which were not acquired through the treasury share buyback programs described in Note 13.3.7.

In connection with loans described in Notes 13.3.1, 13.3.3, 13.3.4 and 13.3.8 there are certain requirements to be fulfilled by the subsidiaries CP Achiras S.A.U., CP La Castellana S.A.U., Puerto Energía Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.), Central Costanera S.A. and Vientos La Genoveva S.A.U. in order for them to distribute dividends.

Dividends originated in profits obtained during fiscal years initiated on or after January 1, 2018, that are to be paid to Argentine resident individuals and/or non-Argentine residents, are subject to a 7% income tax withholding on the amount of such dividends.

CENTRAL PUERTO S.A.

17.	Provisions

	12-31-2025						12-31-2024
Item	At beginning	Increases	Decreases		Recoveries	At end	At end
	ARS 000	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000

Current

Provision for lawsuits and claims	3,867,855	1,019,226	(994,340	)(1)	—	3,892,741	3,867,855
Total 12-31-2025	3,867,855	1,019,226	(994,340)		—	3,892,741
Total 12-31-2024	4,652,647	3,272,358	(2,964,288	)(1)	(1,092,862)		3,867,855

Non-current

Provision for wind farms dismantling and solar farms	1,374,865	6,685,156	(329,728	)(1)	—	7,730,293	1,374,865
Total 12-31-2025	1,374,865	6,685,156	(329,728)		—	7,730,293
Total 12-31-2024	2,756,813	108,899	(1,490,847	)(1)	—		1,374,865

(1)	Relates to the effect of the inflation for the year.

18.	Information on related parties

The following table provides the transactions performed for the years ended December 31, 2025, 2024 and 2023, and the accounts payable to/receivable from related parties as of December 31, 2025, 2024 and 2023:

		Income	Expenses	Receivables and Other financial assets	Payables
		ARS 000	ARS 000	ARS 000	ARS 000
Associates:

Termoeléctrica José de San Martín S.A.	12-31-2025	—	—	—	—
	12-31-2024	—	—	—	—
	12-31-2023	654	—	—	—

Distribuidora de Gas Cuyana S.A. (1) (3)	12-31-2025	47,371	12,748,384	—	—
	12-31-2024	395,365	16,556,488	—	1,814,599
	12-31-2023	127,826	13,051,439	—	812,266

Distribuidora de Gas del Centro S.A. (1)	12-31-2025	—	—	—	—
	12-31-2024	—	—	—	—
	12-31-2023	127,969	—	—	—

Ecogas Inversiones S.A. (1)	12-31-2025	—	—	—	—
	12-31-2024	—	—	—	—
	12-31-2023	—	—	8,377,803	—

Related companies:

Energía Sudamericana S.A. (1)	12-31-2025	10,686	—	—	—
	12-31-2024	48,501	—	35,909	—
	12-31-2023	124,681	—	—	—

RMPE Asociados S.A. (2)	12-31-2025	1,471	13,589,013	31	—
	12-31-2024	2,545	9,196,325	41	—
	12-31-2023	2,039	9,402,140	—	—

RPU Agropecuaria S.A.	12-31-2025	3,651	—	—	—
	12-31-2024	3,091	—	—	—
	12-31-2023	—	—	—	—

Full Logistics S.A.	12-31-2025	102,046	—	58,223	—
	12-31-2024	9,942	—	46,910	—
	12-31-2023	—	—	—	—

M. Dodero Compañía General de Servicios S.A.	12-31-2025	83,364	36,300	36,587	—
	12-31-2024	5,492	—	26,249	—
	12-31-2023	—	—	—	—

Minera Cordillera S.A.	12-31-2025	74,183	—	7,172	—
	12-31-2024	—	—	—	—
	12-31-2023	—	—	—	—

Totales	12-31-2025	322,772	26,373,697	102,013	—
	12-31-2024	464,936	25,752,813	109,109	1,814,599
	12-31-2023	383,169	22,453,579	8,377,803	812,266

(1)	Associates and/or related companies until September 30, 2025.
(2)	Administrative, financial, commercial, human resources and general management services rendered under the terms of the management assistance agreement. The management assistance fee is calculated as a percentage of revenues.
(3)	Acquisition of natural gas for our thermal station located in Mendoza province. The purchase price was set according to current regulation of the natural gas market.

CENTRAL PUERTO S.A.

Balances and transactions with shareholders

As of December 31, 2025 and 2024, there are balances with shareholders amounting to 7,025,910 and 131,988, respectively, related to the Personal Assets Tax paid by the Company under the substitute taxpayer regime.

Note 3.1 describes the transactions with shareholders related to the spin-off and merger process of the ECOGAS Group.

During the years ended December 31, 2025 and 2024, the Group sold 0.32% and 2.96%, respectively, of its shareholding in subsidiaries, without resulting in a loss of control over such entities. In accordance with IFRS 10, the effects of these transactions were recognized directly in equity.

On January 7, 2025, the Shareholders’ Meeting of subsidiary CPR approved the redemption of all shares held by minority shareholders, except for one share retained by Puerto Energía Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.), pursuant to Section 220, subsection 1 of the Argentine General Companies Law (“LGS”), and voluntarily reduced the share capital in accordance with Section 203 of the LGS. Subsequently, on March 31, 2025, CPSA acquired from Puerto Energía Renovables S.A.U. (formerly known as Vientos La Genoveva II S.A.U.) the remaining CPR share. In accordance with IFRS 10, the effects of these transactions were recognized directly in equity.

On March 31, 2025, the Board of Directors of CPSA approved a corporate reorganization, pursuant to which, subject to the approval of the Shareholders’ Meetings of the companies involved, CPSA absorbs the assets and liabilities of its subsidiary CPR. Since CPSA holds 100% of CPR’s shares, CPSA’s equity is not increased as a result of the merger, while subsidiary CPR will be dissolved without liquidation. On May 22, 2025, the corporate reorganization was approved by the respective Shareholders’ Meetings. The effective date of the merger was October 1, 2025, once the precedent conditions established in the Definitive Merger Agreement were met and following the approval of the corporate reorganization by the CNV, which took place on September 10, 2025.

Key management personnel compensation

During 2025, 2024 and 2023, short term employee benefits compensation for key management personnel amounted to approximately Argentine pesos 4,865 million, 3,734 million and 1,215 million, respectively (all figures stated in nominal values).

Terms and conditions of transactions with related parties

Balances at the related reporting period ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivable or payable.

For the years ended December 31, 2025, 2024 and 2023, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

19.	Financial risk management objectives and policies

– Interest rate risk

Interest rate variations affect the value of assets and liabilities accruing a fixed interest rate, as well as the cash flows of financial assets that take into account a variable interest rate.

CENTRAL PUERTO S.A.

The Company’s risk management policy is defined for the purpose of reducing the impact of the loss of purchasing power. During most of fiscal year 2025, net monetary positions were liabilities; therefore, the Company is not currently exposed to the risk of loss of purchasing power, whereas during most of fiscal year 2024 net monetary positions were assets and, accordingly, the Company sought to mitigate this risk through adjustment mechanisms via interest and foreign exchange differences. Consequently, during 2025, the Company recorded a net gain from exposure to inflation of monetary items, while during 2024 it recorded a net loss from exposure to inflation of monetary items.

Interest rate sensitivity

The following table shows the sensitivity of profit before income tax as of December 31, 2025 to a reasonably possible change in interest rates on loans bearing interest at a variable rate, assuming that all other variables remain constant:

Increase in percentage	Effect on income before income tax (Loss)
ARS 000
5%	(25,596,441)

– Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group is exposed to foreign currency risk in relation to the Argentine peso and the US dollar, mainly due to its operating activities, the investment projects defined by the Company and the financial liabilities with banking entities described in Note 13.3. The Company does not use derivative financial instruments to hedge this risk. However, as of December 31, 2025, the Company holds trade receivables, other financial assets, and cash and short-term investments denominated in foreign currency amounting to USD 472,993 thousand, which exceed foreign-currency-denominated liabilities amounting to USD 402,170 thousand at that date.

Foreign currency sensitivity

The following table shows the sensitivity of profit before income tax as of December 31, 2025 to a reasonably possible increase in the US dollar exchange rate, with all other variables held constant (due to changes in the fair value of monetary assets and liabilities).

Change in USD rate	Effect on income before income tax (gain)
ARS 000
10%	10,241,000

– Price risk

The Company’s revenues depend on the price of electricity in the spot market and the forward market. In the spot market, remuneration is determined by CAMMESA in accordance with the regulations issued by the Secretariat of Energy; therefore, the Company has no ability to influence the prices applied in that market. Meanwhile, in the forward market, prices are freely negotiated between the parties. Nevertheless, price risk is mitigated since contractual prices usually take spot market prices as a minimum reference, thereby providing an economic floor for forward market transactions.

CENTRAL PUERTO S.A.

Credit risk

Credit risk is the risk that a counterparty will fail to meet its obligations under a financial instrument or commercial contract, resulting in a financial loss. The Company is exposed to credit risk arising from its operating activities (in particular trade receivables) and its financial activities, including holdings of government securities.

–	Trade and other receivables

The Finance Department is responsible for managing customer credit risk based on the Company’s policies, procedures and controls over credit risk management. Customer receivables are regularly monitored. Although the Company has not received guarantees, it has the authority to request the interruption of electricity supply if customers fail to comply with their credit obligations. With respect to credit concentration, see Note 13.1. The assessment of impairment is performed at each reporting date on an individual basis for major customers. The allowance recognized as of December 31, 2025 is considered sufficient to cover potential impairments of trade receivables.

–	Cash and short-term investments

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with corporate policy. Investments of surplus funds are made only with approved counterparties; in this case, the risk is limited because high-credit-rating banks are involved.

–	Public and corporate securities

This risk is managed by the Company’s finance management according to corporate policies, whereby these types of investments may only be made in first-class companies and in instruments issued by the National or Provincial State.

Liquidity risk

The Company manages its liquidity to ensure the availability of funds to support its business strategy. Short-term financing needs related to seasonal increases in working capital are covered through short- and medium-term bank credit lines.

The following table presents the maturity profile of the Company’s financial liabilities.

	Less than 3 months	3 to 12 months	More than a year	Total
	ARS 000	ARS 000	ARS 000	ARS 000

As of December 31, 2025

Loans and borrowings	70,559,697	73,529,029	348,936,328	493,025,054
Trade and other payables	124,200,105	—	—	124,200,105
	194,759,802	73,529,029	348,936,328	617,225,159

As of December 31, 2024

Loans and borrowings	128,711,936	69,634,404	302,578,668	500,925,008
Trade and other payables	126,100,008	—	887,828	126,987,836
	254,811,944	69,634,404	303,466,496	627,912,844

Granted and received guarantees

As a result of the provisions set forth in Presidential Decree No. 718/24, the Group had provided a surety insurance in the amount of USD 4,500,000 as collateral for the extension of the Concession Contract of the Piedra del Águila Hydroelectric Complex (see Note 1.2.s). Due to the expiration of such contract, the surety insurance automatically expired on December 31, 2025.

CENTRAL PUERTO S.A.

Subsequent to year-end, as collateral for the fulfillment of the obligations arising from the concession contract of the Piedra del Águila Hydroelectric Complex commencing on January 9, 2026 (see Note 1.2.s), the Company pledged in favor of the National State all Class “A” shares of PDAHA, representing 51% of the share capital of such entity, for the entire 30-year concession term granted to PDAHA.

On March 19, 2009, the Group entered into a pledge agreement with the Secretariat of Energy to guarantee its obligations in favor of the FONINVEMEM trusts under the operation and maintenance agreements of the Timbúes and Manuel Belgrano power plants, pursuant to which it pledged as collateral 100% of the shares of TSM and TMB.

Additionally, the shares acquired by the Group in Central Costanera S.A. are subject to a pledge, for which the Group will carry out the necessary procedures to obtain its cancellation.

The Group has also carried out stock market guarantees, which are financial transactions secured by short-term negotiable securities denominated in local currency.

Furthermore, the Group has granted guarantees for the fulfillment of the agreements described in Notes 1.2.a), 13.3.1, 13.3.3, 13.3.4, 13.3.5, 13.3.8 and 20.3.

As of December 31, 2025, the Group had delivered to CAMMESA deferred payment checks amounting to 2,449,067 as bid maintenance guarantees for projects awarded under Secretariat of Energy Resolution No. 67/2025 (see Note 1.2.r).

20.	Contracts, acquisitions and agreements

20.1.	Maintenance and service contracts

The Group has entered into long-term maintenance service agreements for its thermal generation plants with leading global companies in the construction and maintenance of thermal power plants, such as (i) General Electric, which performs the maintenance of the Nuevo Puerto combined cycle power plant and part of the Mendoza units, (ii) Siemens, which performs the maintenance of the Buenos Aires combined cycle located at the Costanera power plant, the Mendoza combined cycle, the Brigadier López thermoelectric power plant, and the Luján de Cuyo and Terminal 6 San Lorenzo cogeneration units, and (iii) Mitsubishi, which performs the maintenance of the remaining combined cycle located at the Costanera power plant.

Under these agreements, suppliers provide materials, spare parts, labor and engineering supervision for scheduled maintenance activities, in accordance with the applicable technical recommendations.

20.2.	Acquisition of General Electric gas turbine

On March 13, 2015, the Company acquired from General Electric a gas turbine and field technical assistance services. The unit is a gas turbine with a gross output capacity of 373 MW.

20.3.	Renewable Energy Generation Farms

In 2017, the Group entered into agreements with CAMMESA for the purchase of energy generated by the La Castellana and Achiras wind farms for a 20-year term as from the commencement of operations of such parks. Likewise, during 2018, the Group entered into an agreement with CAMMESA for the purchase of energy generated by the La Genoveva wind farm, for a 20-year term as from the commencement of operations.

CENTRAL PUERTO S.A.

During 2018, subsidiary CPCS entered into an agreement with CAMMESA for the purchase of energy generated by the Guañizuil II A solar park, for a 20-year term as from the commencement of operations of such park. Likewise, the Cafayate solar park has an agreement with CAMMESA for the purchase of energy generated for a 20-year term as from the commencement of operations.

With respect to wind and solar parks operating under the Renewable Term Market (MATER), namely La Castellana II, La Genoveva II, Manque and Los Olivos wind farms, and the San Carlos solar park, the Group has entered into various power supply agreements, including the following:

•	Cervecería y Maltería Quilmes S.A.I.C.A. y G., for a 20-year term and an approximate volume of 235 GWh per year;
•	Metrive S.A., for a 15-year term and 12,000 MWh per year;
•	N. Ferraris, for a 10-year term and 6,500 MWh per year;
•	Banco de Galicia y Buenos Aires S.A., for a 10-year term to supply an annual demand of 4,700 MWh;
•	Aguas y Saneamiento S.A. (AYSA), for a 10-year term and a volume of 87.6 GWh per year;
•	PBB Polisur S.R.L. (Dow Chemical), for a 6-year term and an estimated volume of 80 GWh per year;
•	Farm Frites, for a 5-year term and 9.5 GWh per year;
•	BBVA, for a 5-year term and 6 GWh per year;
•	San Miguel A.G.I.C.I. y F., for a 10-year term and approximately 8.7 GWh per year;
•	Minera Alumbrera Limited, for a 10-year term and approximately 27.4 GWh per year;
•	SCANIA Argentina S.A.U., for a 10-year term and approximately 20.2 GWh per year;
•	Salta Refrescos S.A., for a 5-year term and approximately 15.5 GWh per year;
•	Rayen Cura S.A.I.C., for a 7-year term (expiring in June 2026) and approximately 35,000 MWh per year;
•	INC S.A. (Carrefour), for a 3-year term (expiring in March 2026) and an annual volume of 12 GWh.

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

20.4. Acquisition of Brigadier López thermoelectric plant

At the time of the acquisition of the Brigadier López Thermoelectric Power Plant within the framework of a national and international public tender, the plant had a Siemens gas turbine with a capacity of 281 MW. In accordance with the terms and conditions of the tender specifications, the purchaser was required to complement the gas turbine with a boiler and a steam turbine in order to achieve combined cycle closure.

During December 2025, the combined cycle closure works were completed, and the combined cycle power plant was put into operation. On January 31, 2026, commercial operation authorization was granted by CAMMESA.

20.5. Acquisition of equity interest in AbraSilver Resource Corp.

On April 22, 2024, through Proener S.A.U., the Group entered into a share subscription agreement that granted it a 4% ownership interest in the share capital of AbraSilver Resource Corp. The transaction price amounted to CAD 10,000,000.

CENTRAL PUERTO S.A.

On January 31, 2025, Proener S.A.U. made an additional share subscription in AbraSilver Resource Corp. for an amount of CAD 25,741,477, through which its ownership interest in AbraSilver Resource Corp. increased to 9.9%.

AbraSilver Resource Corp. is a company listed on the Canadian stock exchange and is the owner of the Diablillos silver and gold mining project located in northwestern Argentina. The investment is measured at fair value as of the end of the reporting period and classified under “Other Financial Assets – Non-Current.”

20.6. Acquisition of interest in 3C Lithium Pte. Ltd.

On December 26, 2024, CPSA subscribed 55,000,000 shares, equivalent to 27.5% of the share capital and voting rights of 3C Lithium Pte. Ltd. (a company incorporated under the laws of Singapore), which holds 100% of the share capital of Minera Cordillera S.A., an Argentine company that holds the mining rights to the “Tres Cruces” project, located in the province of Catamarca, Argentina. The subscription price amounted to USD 0.3636 per share, with an initial payment of USD 0.0636 per share made on December 27, 2024, and subsequent payments agreed between the parties. The “Tres Cruces” project constitutes a recently discovered lithium deposit, aimed at the development of exploration, drilling and mineral exploitation activities.

Subsequent to year-end, on January 26, 2026, CPSA carried out an additional acquisition and subscription of shares at a price of USD 0.70 per share, through which it reached a 35% ownership interest in the share capital of 3C Lithium Pte. Ltd.

The Board of Directors of Minera Cordillera S.A. approved the 2026 business plan, which contemplates specific expenditures, operating expenses strictly related to the development of the “Tres Cruces” project, including exploration activities, working capital, general administrative expenses and legal or banking fees directly associated therewith.

20.7. San Carlos Solar Park

On July 28, 2022, within the framework of Resolution No. 281/2017 issued by the Ministry of Energy and Mining, the Group obtained dispatch priority allocation for the San Carlos Solar Park project for a capacity of 10 MW, which was subsequently increased to 15 MW, to be constructed in the town of San Carlos, Province of Salta.

During November 2025, construction of the San Carlos Solar Park was completed, and the solar park was therefore put into operation. On November 28, 2025, the San Carlos Solar Park obtained commercial operation authorization from CAMMESA.

20.8. Acquisition of Cafayate Solar Park

On August 20, 2025, the Company entered into an agreement for approximately USD 48 million with Canadian Solar Energy Group B.V. and Canadian Solar UY Holding Latam S.A. for the acquisition of 100% of the equity interests and voting rights of Fieldfare Argentina S.R.L. (currently named PS Cafayate S.R.L.). The transaction was completed on September 2, 2025.

The acquired company is the owner and operator of the Cafayate Solar Park, located in the Province of Salta, with an installed capacity of 80 MW and a generation capacity of 220 GWh.

The Company has accounted for this transaction as an asset acquisition.

CENTRAL PUERTO S.A.

21.	Tax integral inflation adjustment

Pursuant to Law No. 27,468, as amended by Law No. 27,430, for purposes of determining the taxable net income of fiscal years commencing on or after January 1, 2019, the inflation adjustment calculated pursuant to the specific provisions of the Income Tax Law may be deducted from or added to the tax result of the fiscal year being assessed. This adjustment will only be applicable (a) if the percentage variation of the Consumer Price Index (CPI) during the 36 months prior to the closing of the fiscal year being assessed exceeds 100%, and (b) with respect to the first, second and third fiscal years commencing as from its effective date, if the accumulated CPI variation exceeds 55%, 30% or 15% of such 100%, respectively. The positive or negative tax inflation adjustment, as applicable, corresponding to the first, second and third fiscal years commencing as from January 1, 2018, which must be calculated if the conditions set forth in items (a) and (b) above are met, shall be allocated one-sixth to such fiscal year and the remaining five-sixths, in equal installments, to the immediately following five fiscal years.

As of December 31, 2019 and during the subsequent fiscal years, such conditions had already been met. Consequently, current and deferred income tax have been recognized since the fiscal year ended December 31, 2019, including the effects arising from the application of the tax inflation adjustment under the terms provided for in the law.

22.	Measures in the Argentine economy

On December 10, 2023, new government authorities took office, which issued a series of measures, among whose main objectives are the relaxation of regulations to foster economic development, the reduction of various expenditures aimed at reducing the fiscal deficit, the reduction of subsidies, among others. Within the context of the change of government, in December 2023 there was a significant devaluation of the Argentine peso, which was reflected in the official exchange rate.

During 2024 and 2025, the national government has taken actions to achieve fiscal balance, which allowed it to reach a primary and financial surplus in relation to Gross Domestic Product in a short period of time, and to initiate a process of inflation deceleration.

Passing of Law No. 27,742 “Bases Law”

On June 28, 2024, Law No. 27,742 (“Bases Law”) was passed, and entered into force following its enactment by the Executive Branch.

Regarding energy matters, the Bases Law amends laws that form part of the regulatory framework governing hydrocarbons, natural gas, biofuels, electricity, among others. These changes are intended to reconfigure the relationship between the State and the market, with the aim of granting greater prominence to private initiative in order to enhance competitiveness and maximize the returns obtained.

In this regard, the Bases Law empowers the Executive Branch to amend Law No. 15,336 on Electricity and Law No. 24,065, Regulatory Framework for Electricity, while ensuring the following principles:

–	Free international trade of electricity.

–	Free commercialization, competition and expansion of markets, and the possibility for the final user to choose the supplier.

–	Clear disclosure of the different components to be paid by the end user.

–	The development of electricity transmissión infrastructure through open, transparent, efficient and competitive mechanisms.

–	The review of administrative structures of the electricity sector, modernizing and professionalizing them.

CENTRAL PUERTO S.A.

The Bases Law merges the gas and electricity regulatory authorities (ENRE and ENARGAS) into a single National Gas and Electricity Regulatory Authority, which will have the same functions. In this regard, on July 7, 2025, the Executive Branch issued Decree No. 452/2025, pursuant to which such authority was established.

Foreign exchange market

As from December 2019, the BCRA issued a series of communications extending on an indefinite basis the foreign exchange regulations issued by the BCRA, which included regulations on exports, imports and the requirement of prior authorization from the BCRA to access the foreign exchange market for the remittance of profits and dividends, as well as other restrictions on transactions in the foreign exchange market. In particular, the need to refinance certain foreign financial indebtedness was established. The effects of these regulations on the Group’s loans as of December 31, 2025 are described in Note 13.3.8.

Following the assumption of the new national government authorities on December 10, 2023, restrictions on the payment of imports with customs clearance were reduced as from December 13, 2023, while certain restrictions imposed by the BCRA on access to the Single and Free Foreign Exchange Market (“MULC”) and on transactions in the foreign exchange market remained in force.

Subsequently, on April 11, 2025, the national government implemented a set of measures aimed at easing the regulatory framework governing access to the foreign exchange market. These measures include: (i) the establishment of a floating exchange rate band within which the U.S. dollar may fluctuate in the foreign exchange market; the initial band was set between ARS 1,000 and ARS 1,400, with its limits adjusted at a monthly rate of 1%; (ii) the elimination of the program that allowed export proceeds to be settled under a split mechanism of 80% through the foreign exchange market and 20% through the financial market; (iii) the elimination of foreign exchange restrictions applicable to individuals, including the monthly purchase limit of USD 200 in the foreign exchange market, as well as the cross-restrictions contained in BCRA Communication “A” 7340, without prejudice to the fact that, through Communication “A” 8336, the BCRA established new cross restrictions applicable to individuals, pursuant to which, from the date of access to the MULC and for the following 90 days, individuals may not enter into purchases of securities settled in foreign currency, either directly or indirectly or on behalf of third parties; the tax surcharge applicable to the purchase of foreign currency in the foreign exchange market was also eliminated, while being maintained for tourism and credit card payments; (iv) the authorization for Argentine companies to distribute profits and dividends to foreign shareholders with respect to earning obtained in fiscal years beginning in 2025; (v) a relaxation of payment terms for foreign trade transactions; and (vi) a one-time elimination of the 90-day lookback period under Communication “A” 7340 applicable to legal entities, allowing such entities to resume access to the foreign exchange market under normal conditions.

As from January 1, 2026, the BCRA provided that the upper and lower limits of the exchange rate bands will be adjusted on a monthly basis based on the most recently published inflation data, with the aim of mitigating episodes of excessive volatility in the foreign exchange market, while allowing the exchange rate to fluctuate within the bands in accordance with market conditions.

Income Tax

On June 16, 2021, the Argentine Executive Branch enacted Law No. 27,630, which established changes in the corporate income tax rate, applicable to fiscal years commencing as from January 1, 2021. Such law establishes payment of the tax based on a structure of progressive tax rates depending on the level of accumulated taxable net income. The amounts established under this scale will be adjusted annually, considering the annual variation of the Consumer Price Index (CPI) published by INDEC, corresponding to the month of October of the year prior to the adjustment, compared to the same month of the previous year. For fiscal year 2024, the applicable scale was as follows: 25% on accumulated taxable net income of up to ARS 34.7 million; 30% on the excess of such amount up to ARS 347 million; and 35% on the excess of such amount. Meanwhile, for fiscal year 2025, the applicable scale is as follows: 25% on accumulated taxable net income of up to ARS 101.7 million; 30% on the excess of such amount up to ARS 1,016.8 million; and 35% on the excess of such amount.

CENTRAL PUERTO S.A.

Investment Promotion Plan

In order to boost the productive matrix and, at the same time, generate employment and fiscal resources, the national government implemented during 2024 the “Incentives Regime for Large Investments” (RIGI), established through the Bases Law, which grants tax benefits, access to foreign currency for imports and, under certain conditions, allows the remittance of profits, to those investment projects that are submitted and approved in connection with certain strategic sectors capable of generating exports in the medium and long term.

23.	Restrictions on profit distribution

In accordance with the Argentine General Companies Law and the Company’s bylaws, 5% of the profits for the year must be allocated to the legal reserve until such reserve reaches 20% of the share capital.

Profits distributed to Argentine resident individuals and to non-resident individuals and legal entities are subject to a 7% withholding tax on dividends, to the extent that such profits correspond to fiscal years closed after December 31, 2017.

In accordance with the Argentine General Companies Law and CNV regulations, since the disposal of repurchased treasury shares must be made out of realized and liquid profits or free reserves, while such shares are held in treasury there is a restriction on the distribution of unappropriated earnings or free reserves for an amount equivalent to their cost.

Additionally, certain loan agreements establish requirements for the distribution of dividends (see Notes 13.3.1, 13.3.3, 13.3.4 and 13.3.8).

24.	Environment-related topics

The Group’s activities are subject to certain environmental regulations. Group Management considers that its operations comply, in all material respects, with the applicable laws and regulations related to environmental protection. In addition, the Group records provisions for the dismantling of wind and solar renewable assets based on the commitments assumed with the owners of the premises in which they are located and in accordance with applicable environmental regulations. The Group monitors potential relevant changes in environmental regulations related to its activities and has not identified any significant future changes in the foreseeable future.

25.	Subsequent events

After 31 December 2025, the Group concluded that, as a result of changes in the underlying economic conditions affecting the Company’s operations, the Company’s functional currency will change from Argentine Peso to US Dollar. The change is expected to become effective from January 1, 2026 and will be accounted for prospectively in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”. The functional currency of the Company as of 31 December 2025 remains the Argentine Peso. Accordingly, no adjustments have been made to the financial statements as of that date.

On April 12, 2026, the Company reached an agreement with Patagonia Assets Limited for the direct and indirect transfer of 100% of the equity interest in Patagonia Energy S.A., which holds a hydrocarbon concession over the block known as Aguada del Chivato / Aguada Bocarey, located in the Neuquén Basin.

Within the framework of two open bidding processes, on April 15, 2026 Transportadora de Gas del Sur S.A. (“TGS”) awarded firm natural gas transportation services for CEPU in the amount of 436,804 m³/day (Perito Moreno pipeline) and 428,199 m³/day (Neu-Ba pipeline), for a term of 30 years, for a total consideration of USD 30,727,676 and ARS 9,340,741,550, respectively. Said amounts shall be paid by CPSA in four equal installments in May, September and December 2026, and April 2027.

No other facts or operations, other than disclosed, occurred between the closing date of the fiscal year and the date of issuance of these financial statements that may significantly affect such financial statements.

